Form 20-F
period 2015-12-31
Ferroglobe PLC
filed 2016-05-02
CIK 1639877

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-37668

Ferroglobe PLC

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

c/o Legalinx Ltd

One Fetter Lane,

London, EC4A 1BR

+44-800-9758080

(Address of principal executive offices)

Stephen Lebowitz, Chief Legal Officer

600 Brickell Avenue

Suite 3100

Miami, FL 33131

(786) 509-6900

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
Ordinary Shares (nominal value of $7.50)	NASDAQ Global Select Market
Class A Ordinary Shares (nominal value of $7.50)	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares (nominal value of $7.50)	73,759,990
Class A Ordinary Shares (nominal value of $7.50)	98,078,163

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).*    Yes  ☐    No  ☐

*	This requirement does not apply to the registrant in respect of this filing.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐             Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this annual report, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict(s),” “will,” “expect(s),” “estimate(s),” “project(s),” “positioned,” “strategy,” “outlook” and similar expressions.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Investors should read the section entitled “Item 3.D—Risk Factors” and the description of our segments in the section entitled “Item 4.B—Business” for a more complete discussion of the factors that could affect us. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following:

•	the ability to realize anticipated benefits of the business combination of Globe and FerroAtlántica as our wholly owned subsidiaries, on December 23, 2015 (“Business Combination”);

•	the outcome of pending or potential litigation;

•	the possibility that we may be unable to successfully integrate Globe’s and FerroAtlántica’s operations, and that such integration may be more difficult, time-consuming or costly than expected;

•

operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the Business Combination;

•	the retention of certain key employees may be difficult;

•	the intense competition and expected increased competition in the future;

•	the ability to adapt services to changes in technology or the marketplace;

•	the ability to maintain and grow relationships with customers and clients;

•	the historic cyclicality of the metals industry and the attendant swings in market price and demand;

•	increases in energy costs and the effect on costs of production;

•	disruptions in the supply of power;

•	availability of raw materials or transportation;

•	cost of raw material inputs and the ability to pass along those costs to customers;

•	costs associated with labor disputes and stoppages;

•	the ability to generate sufficient cash to service indebtedness;

•	integration and development of prior and future acquisitions;

•	our ability to effectively implement strategic initiatives and actions taken to increase sales growth;

•	our ability to compete successfully;

•	availability and cost of maintaining adequate levels of insurance;

•	the ability to protect trade secrets or maintain their trademarks and other intellectual property;

•	equipment failures, delays in deliveries or catastrophic loss at any of our manufacturing facilities;

•	exchange rate fluctuation;

•	changes in laws protecting U.S., Canadian and European Union companies from unfair foreign competition or the measures currently in place or expected to be imposed under those laws;

•

compliance with, potential liability under, and risks related to environmental, health and safety laws and regulations (and changes in such laws and regulations, including their enforcement or interpretation);

•	risks from international operations, such as foreign exchange, tariff, tax, inflation, increased costs, political risks and their ability to expand in certain international markets;

•	risks associated with metals manufacturing and smelting activities;

•	the ability to manage price and operational risks including industrial accidents and natural disasters;

•	the ability to acquire or renew permits and approvals;

•	the potential loss due to immediate cancellations of service contracts;

•	risks associated with potential unionization of employees or work stoppages that could adversely affect our operations;

•	changes in tax laws (including under applicable tax treaties) and regulations or to the interpretation of such tax laws or regulations by the governmental authorities; and

•	changes in general economic, business and political conditions, including changes in the financial markets.

These and other factors are more fully discussed in the “Risk Factors” section and elsewhere in this annual report. These risks could cause actual results to differ materially from those implied by forward-looking statements in this annual report.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we reference in this annual report and have filed as exhibits to this annual report, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

CURRENCY PRESENTATION AND DEFINITIONS

In this annual report, references to “Euro” and “€” are to the single currency adopted by participating member states of the European Union relating to Economic and Monetary Union, references to “$”, “US$” and “U.S. Dollars” are to the lawful currency of the United States of America, and references to “Pound Sterling” and “£” are to the lawful currency of the United Kingdom.

Definitions

Unless otherwise specified or the context requires otherwise in this annual report:

•

the term(s) (1) “we,” “us,” “our,” “Company,” “Ferroglobe,” and “our business” refer to Ferroglobe PLC (formerly known as VeloNewco Limited) and subsidiaries, Globe Specialty Metals, Inc. (“Globe”) and its consolidated subsidiaries and Grupo FerroAtlántica, S.A.U. (“FerroAtlántica”) and its consolidated subsidiaries, (2) “Globe” refers solely to Globe Specialty Metals, Inc. and its consolidated subsidiaries and (3) “FerroAtlántica” or the “FerroAtlántica Group” refers solely to FerroAtlántica and its consolidated subsidiaries.

•

references to “Consolidated Financial Statements” refer to the audited Consolidated Financial Statements of Ferroglobe and its subsidiaries as of December 31, 2015 and 2014 and for each of the years ended December 31, 2015, 2014 and 2013, including the related notes thereto, prepared in accordance with IFRS as issued by the IASB (as such terms are defined herein);

•	references to “IFRS as issued by the IASB” refer to International Financial Reporting Standards as issued by the International Accounting Standards Board;

•

references to the “Predecessor” refer to FerroAtlántica for all periods prior to the Business Combination and all references to the “Successor” refer to us for all periods after the Business Combination; and

•	references to the “Business Combination” refer to the business combination of Globe and FerroAtlántica as our wholly owned subsidiaries on December 23, 2015.

PRESENTATION OF FINANCIAL INFORMATION

The selected financial information as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 is derived from our Consolidated Financial Statements, which are included elsewhere in this annual report, which are prepared in accordance with IFRS as issued by the IASB. The selected financial information as of December 31, 2013 and as of and for the years ended December 31, 2012 and 2011 is derived from FerroAtlántica’s audited consolidated financial statements and related notes for the years ended December 31, 2013, 2012 and 2011, that are not included in this annual report.

Certain numerical figures set out in this annual report, including financial data presented in millions or thousands and percentages describing market shares, have been subject to rounding adjustments, and, as a result, the totals of the data in this annual report may vary slightly from the actual arithmetic totals of such information. Percentages and amounts reflecting changes over time periods relating to financial and other data set forth in “Operating and Financial Review and Prospects” are calculated using the numerical data in our Consolidated Financial Statements or the tabular presentation of other data (subject to rounding) contained in this annual report, as applicable, and not using the numerical data in the narrative description thereof.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Consolidated and Other Financial and Operating Data

The following tables present selected consolidated financial and business level information for Ferroglobe as of and for the year ended December 31, 2015; and, its predecessor FerroAtlántica as of and for the years ended December 31, 2014, 2013, 2012 and 2011.

The selected financial information as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 is derived from, our Consolidated Financial Statements and related notes, prepared in accordance with IFRS as issued by the IASB, which are included elsewhere in this annual report. The selected financial information as of December 31, 2013 and as of and for the years ended December 31, 2012 and 2011 is derived from our consolidated financial statements and related notes for the years ended December 31, 2013, 2012 and 2011, which are not included elsewhere in this annual report.

The selected consolidated financial information as of and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 is not intended to be an indicator of our financial condition or results of operations in the future. You should review such selected consolidated financial information together with our Consolidated Financial Statements and notes thereto, included elsewhere in this annual report.

It should be noted that Ferroglobe was formed with the consummation of the Business Combination on December 23, 2015. FerroAtlántica is the Company’s “Predecessor” for accounting purposes. Therefore, the results of Ferroglobe for the 2015 fiscal year are composed of the results of:

•	Ferroglobe PLC for the period, beginning February 5, 2015 (inception of the entity) as of and ended December 31, 2015;

•	FerroAtlántica, the Company’s “Predecessor,” for the twelve month period ended December 31, 2015; and

•	Globe for the eight day period ended December 31, 2015.

The data and results of previous fiscal years correspond exclusively to the Predecessor, unless otherwise expressly stated. Accordingly, all the data in this section that refers to production, sales, purchases, costs, or any other item that is related to annual results will correspond to the same composition as the results of the Company, i.e. nearly exclusively FerroAtlántica’s data.

The statement of financial position reflects the balance sheet of the total combined Company as of December 31, 2015. The balance sheet for 2014 corresponds exclusively to the Predecessor, FerroAtlantica. Accordingly, all data presented that corresponds to an as of date of December 31, 2015, including production capacity, mining reserves or other disclosures related to the balance sheet correspond to the combined Company for 2015 and to FerroAtlántica for previous years.

The following tables should be read in conjunction with “Item 5.A—Operating Results”, and our Consolidated Financial Statements and related notes included elsewhere in this annual report.

Consolidated Income Statement Data

	Year ended December 31,
($ thousand, except share and per share data)	2015 (2)	2014 (1)	2013 (1)	2012 (1)	2011 (1)
Sales	1,316,590	1,466,304	1,463,878	1,479,606	1,772,379
Cost of sales	(818,736)	(889,561)	(910,892)	(921,790)	(1,007,232)
Other operating income	15,751	6,891	36,904	15,676	6,218
Staff costs	(205,869)	(218,043)	(217,527)	(212,427)	(235,972)
Other operating expense	(200,296)	(165,491)	(197,670)	(199,123)	(192,156)
Depreciation and amortization charges, operating allowances and write-downs	(67,050)	(74,752)	(79,103)	(68,582)	(73,420)

Operating (loss) profit before impairment losses, net (loss) gain due to changes in the value of assets, (loss) gain on disposals of non-current assets and other losses	40,390	125,348	95,590	93,360	269,818

Impairment losses	(52,042)	(399)	(1,061)	(15,663)	—
Net (loss) gain due to changes in the value of assets	(912)	(9,472)	6,475	(2,751)	(4,354)
(Loss) gain on disposal of non-current assets	(2,214)	555	448	(13)	(50)
Other loss	(347)	(60)	(2,802)	1,487	1,257

OPERATING (LOSS) PROFIT	(15,125)	115,972	98,650	76,420	266,671

Finance income	1,096	4,771	2,858	5,123	6,165
Finance costs	(30,405)	(37,105)	(47,225)	(45,665)	(40,080)
Exchange differences	35,904	7,800	(7,677)	81	(1,579)

(LOSS) PROFIT BEFORE TAXES	(8,530)	91,438	46,606	35,959	231,178

Income tax expense	(49,942)	(59,707)	(24,558)	(1,280)	(77,260)

(LOSS) PROFIT	(58,472)	31,731	22,048	34,679	153,918

Loss (profit) attributable to non-controlling interests	15,204	6,706	6,400	509	(1,432)

(LOSS) PROFIT ATTRIBUTABLE TO THE PARENT COMPANY	(43,268)	38,437	28,448	35,188	152,485

	2015 (2)	2014 (1)	2013 (1)	2012 (1)	2011 (1)
(Loss) profit attributable to the Parent	(43,268)	38,437	28,448	35,188	152,485
Average number of shares outstanding	99,699,262	98,078,163	98,078,163	98,078,163	98,078,163

Basic (loss) earnings per share	(0.43)	0.39	0.29	0.36	1.55

Weighted Average Dilutive Options and RSU’s	—	—	—	—	—

Diluted (loss) earnings per share	(0.43)	0.39	0.29	0.36	1.55

	2015 (2)	2014 (1)	2013 (1)	2012 (1)	2011 (1)
Cash dividend declared	21,479	40,116	27,498	46,100	54,598
Number of shares	171,838,153	98,078,163	98,078,163	98,078,163	98,078,163
Cash dividend declared per share	0.12	0.41	0.28	0.47	0.56

Consolidated Statement of Financial Position Data

	As of December 31,
($ thousand)	2015 (2)	2014 (1)	2013 (1)	2012 (1)	2011 (1)
Cash and cash equivalents	116,666	48,651	62,246	71,631	31,816
Total assets	2,406,061	1,388,158	1,675,975	1,769,524	1,738,353
Non-current liabilities	618,400	468,585	477,125	392,393	280,980
Current liabilities	492,688	411,896	414,884	580,557	565,112
Equity	1,294,973	507,677	783,966	796,574	892,259

Sales per segment

	Year ended December 31,
($ thousand)	2015 (2)	2014 (1)	2013 (1)	2012 (1)	2011 (1)
Energy Segment	26,704	49,224	72,196	67,370	78,218
Electrometallurgy Segment	1,289,886	1,417,080	1,391,682	1,412,236	1,694,161

	1,316,590	1,466,304	1,463,878	1,479,606	1,772,379

(1)	Financial data for the Predecessor, FerroAtlántica, except for share and per share data, which has been updated to reflect.
(2)

Financial data for Ferroglobe is derived from the financial position and results of: (a) Ferroglobe PLC for the period beginning February 5, 2015 (inception of the entity) as of and ended December 31, 2015; (b) FerroAtlántica as of and for the twelve month period ended December 31, 2015; and (c) Globe as of and for the eight day period ended December 31, 2015.

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

An investment in our Ordinary Shares carries a significant degree of risk. You should carefully consider the following risks and other information in this annual report, including our consolidated financial statements and related notes included elsewhere in this annual report. Additional risks and uncertainties of which we are not presently aware or that we currently deem immaterial could also affect our business operations and financial condition. If any of these risks actually occur, our business, financial condition, results of operations or prospects could be materially affected. As a result, the trading price of our Ordinary Shares could decline and you could lose part or all of your investment.

Risks Related to Our Business and Industry

Our operations depend on industries including the steel, aluminum, polysilicon and silicone industries, which in turn rely on several end-markets. A downturn in these industries or end-markets could adversely affect the steel, aluminum, polysilicon and silicone industries and, consequently, our business, results of operations and financial condition.

Because we primarily sell silicon metal, manganese-, and silicon-based alloys and other specialty metals we produce to manufacturers of steel, aluminum, polysilicon and silicones, our results are significantly affected by the economic trends in the steel, aluminum, polysilicon, silicone and solar photovoltaic industries. Primary end users of steel and aluminum that drive demand for steel and aluminum are construction companies, shipbuilders, electric appliance and car manufacturers, and companies operating in the rail and maritime industries. Primary end users of polysilicon and silicones that drive demand for polysilicon and silicones include the automotive, chemical, solar photovoltaic, pharmaceutical, construction and consumer products industries. Demand for steel, aluminum, polysilicon and silicones from these companies is driven primarily by GDP growth and is affected by global economic conditions. Fluctuations in steel and aluminum prices may occur due to sustained price shifts reflecting underlying global economic and geopolitical factors, changes in industry demand and supply balances, the substitution of one product for another in times of scarcity and changes in national tariffs. An easing of demand for steel and aluminum can quickly cause a substantial buildup of steel and aluminum stocks, resulting in a decline in demand for silicon metal, manganese-, and silicon-based alloys and other specialty metals. Polysilicon and silicone producers are subject to fluctuations in crude oil, platinum, methanol and natural gas prices, which could adversely affect their businesses. The solar photovoltaic industry has been growing steadily and strongly in the past years. However, changes in power regulations in different countries, fluctuations in the relative costs of different sources of energy, and supply-demand balances in the different parts of the value chain, among other factors, may significantly affect the growth prospects of the solar photovoltaic industry. A significant and prolonged downturn in the end markets for steel, aluminum, polysilicon, silicone and solar photovoltaic products, could adversely affect these industries, and, in turn, our business, results of operations and financial condition.

The metals industry, including silicon-based metals, is cyclical and has been subject in the past to swings in market price and demand which could lead to volatility in our revenues.

Our business has historically been subject to fluctuations in the price of our products and market demand for them, caused by general and regional economic cycles, raw material and energy price fluctuations, competition and other factors. Historically, our subsidiary, Globe Metallurgical, Inc., has been particularly affected by recessionary conditions in the end-markets for its products, such as automotive and construction. In April 2003, Globe Metallurgical, Inc. sought protection under Chapter 11 of the United States Bankruptcy Code following its inability to restructure or refinance its indebtedness in light of the confluence of several negative economic and other factors, including an influx of low-priced, dumped imports, which caused it to default on then-outstanding indebtedness. A recurrence of such economic factors could have a material adverse effect on our business prospects, condition (financial or otherwise) and results of operations.

In calendar year 2009, the global silicon metal, manganese- and silicon-based alloys industries suffered from unfavorable market conditions. The weakened economic environment of national and international metals markets that occurred during that time may return; any decline in the global silicon metal and silicon-based alloys industries could have a material adverse effect on our business prospects, condition (financial or otherwise), and results of operations. In addition, our business is directly related to the production levels of our customers, whose businesses are dependent on highly cyclical markets, such as the automotive, residential and nonresidential construction, consumer durables, polysilicon, steel, and chemical markets. In response to unfavorable market conditions, customers may request delays in contract shipment dates or other contract modifications. If we grant modifications, these could adversely affect our anticipated revenues and results of operations. Also, many of our products are internationally traded products with prices that are significantly affected by worldwide supply and demand. Consequently, our financial performance will fluctuate with the general economic cycle, which could have a material adverse effect on our business prospects, condition (financial or otherwise) and results of operations.

Our business is particularly sensitive to increases in energy costs, which could materially increase our cost of production.

The price of energy is determined in the applicable domestic jurisdiction and is influenced both by supply and demand dynamics and by domestic regulations. Changes in local energy policy, increased costs due to scarcity of energy supply, climate conditions and other factors can affect the price of energy supply to our plants and adversely affect its results of operations and financial conditions.

Electricity is one of our largest production cost components. Because energy constitutes such a high percentage of our production costs, we are particularly vulnerable to cost fluctuations in the energy industry. For example, energy prices and supply in South Africa are not stable, and prices have increased at a rate higher than inflation in recent years. Power supply to our South African plants in Polokwane, eMalahleni and New Castle is provided by the public utility company Eskom. Our Spanish, Argentine, South

African and Chinese plants have higher prices of energy, and as such production is regulated to reduce the cost of energy in peak hours or seasons with higher energy prices, in order to maintain profitability. Venezuela depends on national hydraulic energy production (rainfall) to produce enough power to allow us to have a reliable source of supply.

The termination or non-renewal of any of our energy contracts, or an increase in the price of energy could have a material adverse effect on our future earnings and may prevent us from effectively competing in its markets. Also, the level of power consumption of our submerged electric arc furnaces is highly dependent on which products are being produced and typically fall in the following ranges: (i) manganese-based alloys require between 2.0 and 3.8 megawatt hours to produce one MT of product, (ii) silicon-based alloys require between 3.5 and 8 megawatt hours to produce one MT of product and (iii) silicon metal requires approximately 11 megawatt hours to produce one MT of product. Accordingly, consistent access to low cost, reliable sources of electricity is essential to our business.

Electrical power to our U.S. and Canada facilities is supplied mostly by AEP, Alabama Power, Brookfield Power, Hydro Quebec, Tennessee Valley Authority and Niagara Mohawk Power Corporation through dedicated lines. Our Alloy, West Virginia facility obtains approximately 45% of its power needs under a fixed-price contract with a nearby hydroelectric facility. This facility is over 70 years old and any breakdown could result in the Alloy facility having to pay much higher rates for electric power from third parties. Our energy supply for our facilities located in Argentina is supplied through Edemsa facilities located in Mendoza, Argentina, under a month-to-month arrangement. Energy rates in Argentina may be increased on average by 200% from and after February 2016. Because energy constitutes such a high percentage of our production costs, we are particularly vulnerable to cost fluctuations in the energy industry. Accordingly, the termination or non-renewal of any of our energy contracts, or an increase in the price of energy could materially adversely affect our future earnings, if any, and may prevent us from effectively competing in our markets. We have received notice from the New York Power Authority that our hydropower allocation will be reduced by 54% resulting in our need to source more power from the free market. Our exposure to the free market could make the Niagara facility’s costs increase and/or make it non-competitive.

Energy supply to our facilities in South Africa is provided by Eskom (State owned power utility) through rates that are approved annually by the national power regulator (NERSA). These rates have had an upward trend in the past years, due to scarcity of available supply, and are likely to continue increasing. Also, NERSA applies certain revisions to rates based on cost variances for Eskom that are completely out of our control.

In Spain, power is purchased in the competitive wholesale market. Our facilities have to pay access tariffs to the grid and get certain payments in exchange of providing services to the grid (i.e. interruptibility services). The volatile nature of the wholesale market in Spain subjects our power price to uncertainty that can be only partially offset with financial hedging contracts.

Energy prices in Spain are volatile and such volatility could have a material adverse effect on our business, financial condition and results of operations.

Almost all of the revenues from Ferroglobe’s energy segment are tied, either directly or indirectly, to the wholesale market price for electricity in Spain. Wholesale market prices for electricity are impacted by a number of factors and may decline for many reasons that are not within our control, which may impact our ability to sell electricity. Those factors include the price of fuel that is used to generate other sources of electricity, the management of generation and the amount of excess generating capacity relative to load in a particular market, the cost of controlling emissions of pollution, the structure of the electricity market, changes in demand for electricity, regulatory and governmental actions and weather conditions that impact electrical load. In addition, other power generators may develop new technologies or improvements to traditional technologies to produce power that could increase the supply of electricity and cause a sustained reduction in market prices for electricity. Any such factor could have a material adverse effect on our business prospects, condition and results of operations.

Our energy operations and revenues depend largely on government regulation of the power sector and our business may be adversely affected if such policies are amended or eliminated.

Our energy operations and revenues depend largely on government regulation of the power sector. For example, in 2013 Spain introduced a new regulatory regime for renewable energies, which, among other things, suspended the pre-existing feed-in tariff support scheme for renewable energy producers that had benefitted us. This had an adverse effect on the profitability of our energy segment in 2015 as compared to previous years, as prices at which we are able to sell our energy are now substantially dependent on wholesale market prices. If power sector regulation is adversely amended, reduced, eliminated, or subjected to new restrictions, it could have a material adverse effect on the profitability of our energy operations.

Losses caused by disruptions in the supply of power would reduce our profitability.

Our operations are heavily dependent upon a reliable supply of electrical power. We may incur losses due to a temporary or prolonged interruption of the supply of electrical power to our facilities, which can be caused by unusually high demand, blackouts, equipment failure, natural disasters or other catastrophic events, including failure of the hydroelectric facilities that currently provide power under contract to our West Virginia, New York, Quebec and Argentina facilities. Additionally, we have, on occasion, been instructed to suspend operations for several hours by the sole energy supplier in South Africa due to a general power shortage which continues in the country. It is possible that this supplier may instruct us to suspend our operations for a similar or longer amount of time in the future. Large amounts of electricity are used to produce silicon metal, manganese- and silicon-based alloys and other specialty metals, and any interruption or reduction in the supply of electrical power would adversely affect production levels and result in reduced profitability. Our insurance coverage does not cover all events and may not be sufficient to cover any or all losses. Certain of our insurance policies may not cover any losses that may be incurred if our suppliers are unable to provide power during periods of unusually high demand.

Investments in Argentina’s electricity generation and transmission systems have been lower than the increase in demand in recent years. If this trend is not reversed, there could be electricity supply shortages as the result of inadequate generation and transmission capacity. Given the heavy dependence on electricity of our manufacturing operations, any electricity shortages could adversely affect our financial results.

Government regulations of electricity in Argentina give priority access of hydroelectric power to residential users and subject violators of these restrictions to significant penalties. This preference is particularly acute during Argentina’s winter months due to a lack of natural gas. We have previously successfully petitioned the government to exempt us from these restrictions given the demands of our business for continuous supply of electric power. If we are unsuccessful in our petitions or in any action we take to ensure a stable supply of electricity, our production levels may be adversely affected and our profitability reduced.

Any decrease in the availability, or increase in the cost, of raw materials or transportation could materially increase our costs.

Principal components in the production of silicon metal, silicon-based alloys and manganese-based alloys include metallurgical-grade coal, charcoal, carbon electrodes, manganese ore, quartzite, wood chips, steel scrap, and other metals. We buy some raw materials on a spot basis. The availability of these raw materials and the prices at which we purchase them from third-party suppliers may be volatile, as they are dependent on market supply and demand. We are dependent on certain suppliers of these products, their labor union relationships, mining and lumbering regulations and output and general local economic conditions, in order to obtain raw materials in a cost efficient and timely manner.

We make extensive use of shipping by sea, rail and truck to obtain the raw materials used in our production and deliver our products to customers, depending on the geographic region and product or input. These raw materials and products often must be transported over long distances between the mines and other production sites where raw materials are produced and our factories where raw materials are processed and between those sites and our customers. Any severe delay, interruption or other disruption in such transportation, any material damage to raw materials utilized by us or to our products while being transported, or a sharp rise in transportation prices, could have a material adverse effect on our business, results of operations, financial condition and productivity levels. We may not be able to obtain adequate supplies of raw materials from alternative sources on terms as favorable as our current arrangements or at all. Any increases in the price or shortfall in the production and delivery of raw materials, could materially adversely affect our business prospects, condition (financial or otherwise) or results of operations.

Cost increases in raw material inputs may not be passed on to our customers, which could negatively impact our profitability.

The availability and prices of raw material inputs may be influenced by supply and demand, changes in world politics, unstable governments in exporting nations and inflation. The market prices of our products and raw material inputs are subject to change. We may not be able to pass a significant amount of increased input costs on to our customers. Additionally, we may not be able to obtain lower prices from our suppliers should our sale prices decrease.

Metals manufacturing and mining are inherently dangerous activities and any accident resulting in injury or death of personnel or prolonged production shut downs could adversely affect our business and operations.

Metals manufacturing generally, and smelting in particular, is inherently dangerous and subject to fire, explosion and sudden major equipment failure. Quartz and coal mining are inherently dangerous and subject to numerous hazards, including collisions, equipment failure, the operation of large open pit mining and rock transportation equipment, dust inhalation, flooding, collapse, blasting operations and operating in extreme climatic conditions. This can and has resulted in accidents resulting in the serious injury or death of production personnel and prolonged production shutdowns. In January 2015, the death of a subcontractor at our South Africa mine caused a shutdown of production for several days. We have also experienced fatal accidents and equipment malfunctions in our manufacturing facilities in recent years, including a fire at our Bridgeport, Alabama facility in November 2011 and a fatality at our Selma Alabama facility in October 2012, and may experience fatal accidents or equipment malfunctions again, which could have a material adverse effect on our business and operations.

We are heavily dependent on our mining operations, which are subject to risks that are beyond our control and which could result in materially increased expenses and decreased production levels.

We mine quartz and quartzite at open pit mining operations and coal at underground and surface mining operations. We are heavily dependent on these mining operations for our quartz and coal supply. Certain factors beyond our control could disrupt our mining operations, adversely affect production and shipments and increase our operating costs, such as: a major incident at the mine site that causes all or part of the operations of the mine to cease for some period of time; mining, processing and plant equipment failures and unexpected maintenance problems; changes in reclamation costs; the inability to renew mining concessions upon their expiration; the expropriation of territory subject to a valid concession without sufficient compensation; and adverse weather and natural disasters, such as heavy rains or snow, flooding and other natural events affecting operations, transportation or customers. For example, the recent installation of additional capacity at our quartz mine in Alabama took longer and was more costly than expected.

Regulatory agencies have the authority under certain circumstances following significant health and safety incidents, such as fatalities, to order a mine to be temporarily or permanently closed. If this occurred, we may be required to incur capital expenditures to re-open the mine. Environmental regulations could impose costs on our mining operations, and future regulations could increase those costs or add new costs or limit our ability to produce quartz and sell coal. A failure to obtain and renew permits necessary for our mining operations could negatively affect our business. It is also possible that we have extracted or may in the future extract quartz from territory beyond the boundary of our mining concession or mining right, which could result in penalties or other regulatory action or liabilities.

We are subject to environmental, health and safety regulations, including laws that impose substantial costs and the risk of material liabilities.

We are subject to extensive foreign, federal, national, state, provincial and local environmental, health and safety laws and regulations governing, among other things, the generation, discharge, emission, storage, handling, transportation, use, treatment and disposal of hazardous substances; land use, reclamation and remediation; and the health and safety of our employees. We are also required to obtain permits from governmental authorities for certain operations. We may not have been and may not be at all times in complete compliance with such laws, regulations and permits. If we violate or fail to comply with these laws, regulations or permits, we could be subject to penalties, fines, restrictions on operations or other sanctions. Under these laws, regulations and permits, we could also be held liable for any and all consequences arising out of human exposure to hazardous substances or environmental damage we may cause or that relates to our operations or properties and any such liability could adversely affect our reputation, business, results of operations and financial condition. For example, in the United States, we are subject to federal and state regulations that require payment of benefits related to black lung disease in coal miners, and our exposure may significantly increase if new or additional legislation is enacted at the federal or state level.

Under certain environmental laws, we could be required to remediate or be held responsible for all of the costs relating to any contamination at our or our predecessors’ past or present facilities and at third party waste disposal sites. We could also be held liable under these environmental laws for sending or arranging for hazardous substances to be sent to third party disposal or treatment facilities if such facilities are found to be contaminated. Under these laws we could be held liable even if we did not know of, or were not responsible for, such contamination, or even if we never owned or operated the contaminated disposal or treatment facility.

There are a variety of laws and regulations in place or being considered at the international, federal, regional, state and local levels of government that restrict or are reasonably likely to restrict the emission of carbon dioxide and other greenhouse gases. These legislative and regulatory developments may cause us to incur material costs if we are required to reduce or offset greenhouse gas emissions and may result in a material increase in our energy costs due to additional regulation of power generators. Environmental laws are complex, change frequently and are likely to become more stringent in the future.

Therefore, our costs of complying with current and future environmental laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances may adversely affect our business, results of operations and financial condition.

Compliance with and changes in environmental laws, including proposed climate change laws and regulations, could adversely affect our performance.

The principal environmental risks associated with our operations are emissions into the air and releases into the soil, surface water, or groundwater. Our operations are subject to extensive foreign, federal, state, provincial and local environmental laws and regulations, including those relating to the discharge of materials into the environment, waste management, pollution prevention measures and greenhouse gas emissions. If we violate or fail to comply with these laws and regulations, we could be fined or otherwise sanctioned. Because environmental laws and regulations are becoming more stringent and new environmental laws and regulations are continuously being enacted or proposed, such as those relating to greenhouse gas emissions and climate change, the level of expenditures required for environmental matters could increase in the future. Future legislative action and regulatory initiatives could result in changes to operating permits, additional remedial actions, material changes in operations, increased capital expenditures and operating costs, increased costs of the goods we sell, and decreased demand for our products that cannot be assessed with certainty at this time.

Some of the proposed federal cap-and-trade legislation would require businesses that emit greenhouse gases to buy emission credits from the government, other businesses, or through an auction process. As a result of such a program, we may be required to purchase emission credits for greenhouse gas emissions resulting from our operations. Although it is not possible at this time to predict the final form of a cap-and-trade bill (or whether such a bill will be passed), any new restrictions on greenhouse gas emissions—including a cap-and-trade program—could result in material increased compliance costs, additional operating restrictions for our business, and an increase in the cost of the products we produce, which could have a material adverse effect on our financial position, results of operations, and liquidity.

Under current European Union legislation, all industrial sites are subject to cap-and-trade programs, by which every facility with carbon emissions is required to purchase in the market emission rights for volumes of emission that exceed a certain allocated level. So far, and until 2020, the allocated level of emissions is such that the potential requirements of emissions rights purchases will have a limited impact on our business. After 2020, however, new regulations may require significant purchases of emissions rights in the market. Also, several Canadian provinces have implemented cap-and-trade programs. As such, our facilities in Canada and in the European Union may be required to purchase emission credits in the future (85% of the cost which may be exempted in the European Union). The requirement to purchase emissions rights in the market could result in material increased compliance costs, additional operating restrictions for our business, and an increase in the cost of the products we produce, which could have a material adverse effect on our financial position, results of operations, and liquidity.

We make a significant portion of our sales to a limited number of customers, and the loss of a portion of the sales to these customers could have a material adverse effect on our revenues and profits.

In the year ended December 31, 2015, Ferroglobe made approximately 40% of its consolidated net sales to its top ten customers and approximately 14% to its two top customers. We expect that we will continue to derive a significant portion of our business from sales to these customers. If we were to experience a significant reduction in the amount of sales we make to some or all of these customers and could not replace these sales with sales to other customers, it could have a material adverse effect on our revenues and profits.

Some of the contracts with our customers do not provide commitments from our customers to purchase specified or minimum volumes of products for terms longer than one month to one year. Accordingly, with respect to these contracts, we do not benefit from any contractual protection mechanism in case of unexpected reduced demand for our products from such customers as a result of, for instance, downturns in the industries in which these customers operate or any other factor affecting their business, and this could have a material adverse effect on our revenues and profits. If we were to experience a significant reduction in the amount of sales it makes to some or all of these customers and could not replace these sales with sales to other customers, this could have a material adverse effect on our revenues and profits.

Our business benefits from antidumping and countervailing duties and laws that protect our products by taxing unfairly traded imports from certain countries. If these duties or laws change, certain foreign competitors might be able to compete more effectively.

Antidumping and countervailing duty orders prevent foreign suppliers from selling their products at unfairly low or improperly subsidized prices. As a result, antidumping and countervailing duty orders normally benefit domestic suppliers and foreign suppliers not covered by the orders. Antidumping duties are currently in place in the European Union covering silicon metal imports from China, Korea and Taiwan and ferrosilicon imports from China and Russia. In the United States, antidumping duties are in effect covering silicon metal imports from China and Russia. In Canada, there are antidumping and countervailing duties in place covering silicon metal from China.

In the United States, rates of duty can change as a result of “administrative reviews” of antidumping and countervailing orders. These orders can also be revoked as a result of periodic “sunset reviews,” which determine whether the orders will continue to apply to imports from particular countries. Currently, the European Union is reviewing the antidumping duties covering silicon metal imports from China, and may reduce or eliminate the duties that have been in place for the last six years. Antidumping and countervailing duties in Canada also are subject to periodic reviews. Sunset reviews of the U.S. antidumping orders covering silicon metal imports from China and Russia completed in 2012 and 2014, respectively, resulted in those orders remaining in place for an additional five years. However, the current antidumping and countervailing duty orders may not remain in effect and continue to be enforced from year to year, the products and countries now covered by orders may no longer be covered, and duties may not continue to be assessed at the same rates. Changes in any of these factors could adversely affect our business and profitability. Finally, at times, in filing trade actions, we find ourselves acting against the interests of our customers. Some of our customers may not continue to do business with us because we filed a trade action.

Products we manufacture may be subject to unfair import competition that may affect our profitability.

A number of the products we manufacture, including silicon metal and ferrosilicon, are globally traded commodities that are sold primarily on the basis of price. As a result, our sales volumes and prices may be adversely affected by influxes of imports of these products that are dumped or are subsidized by foreign governments. Our silicon metal and ferrosilicon operations have been injured by such unfair import competition in the past. The antidumping and countervailing duty laws provide a remedy for unfairly traded imports in the form of special duties imposed to offset the unfairly low pricing or subsidization. However, the process for obtaining such relief is complex and uncertain. As a result, while we have sought and obtained such relief in the past, in some cases we have not been successful. Thus, there is no assurance that such relief will be obtained, and if it is not, unfair import competition could have a material adverse effect on our business, financial condition and results of operations.

Competitive pressure from Chinese steel, aluminum, polysilicon and silicone producers may adversely affect the business of our customers, reducing demand for our products. Our customers may relocate to China, where they are unlikely to continue purchasing from us.

China’s aluminum, polysilicon and steel producing capacity exceeds local demand and has made China an increasingly larger net exporter of aluminum and steel, and the Chinese silicone manufacturing industry is growing. Chinese aluminum, polysilicon, steel and silicone producers, who are unlikely to purchase silicon metal, manganese- and silicon-based alloys and other specialty metals from us due to the ample availability of domestic Chinese production, may gain global market share at the expense of our customers. An increase in Chinese aluminum, steel, polysilicon and silicone industry market share could adversely affect the production volumes and ultimately the business of our customers, resulting in lower sales for us, and in turn have a material adverse effect on our business prospects and results of operations.

Moreover, our customers might seek to relocate or refocus their operations to China or other countries with lower labor costs and higher growth rates. If they do so, these customers might choose to purchase from other suppliers of silicon metal, manganese- and silicon-based alloys and other specialty metals, and this could have a material adverse effect on our business, results of operations and financial condition.

We are subject to the risk of union disputes and work stoppages at our facilities, which could have a material adverse effect on our business.

A majority of our employees are members of labor unions. In the future, we may experience lengthy consultations with labor unions or strikes, work stoppages or other industrial actions. Strikes called by employees or unions could disrupt our operations. In 2014, there was a strike at our South African subsidiary that required us to reduce production for seven days. We have also experienced strikes by our employees in France from time to time.

New labor contracts will have to be negotiated to replace expiring contracts from time to time. It is possible that new collective bargaining agreements could contain terms less favorable than the current agreements. If we are unable to satisfactorily renegotiate those labor contracts on terms acceptable to us or without a strike or work stoppage, the effects on our business could be materially adverse. Any strike or work stoppage could disrupt production schedules and delivery times, adversely affecting sales. In addition, existing labor contracts may not prevent a strike or work stoppage, and any such work stoppage could have a material adverse effect on our business.

We are dependent on key personnel.

Our success depends in part upon the retention of key employees. Competition for qualified personnel can be intense. Current and prospective employees may experience uncertainty about the effect of the Business Combination, which may impair our ability to attract, retain and motivate key management, sales, technical and other personnel prior to and following the Business Combination.

If key employees depart, the integration after the Business Combination may be more difficult and our business may be harmed. Furthermore, we may have to incur significant costs in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent relating to our business, and our ability to realize the anticipated benefits of the Business Combination may be adversely affected. In addition, there could be disruptions to or distractions for the workforce and management associated with activities of labor unions or works councils or integrating employees. Accordingly, no assurance can be given that we will be able to attract or retain key employees to the same extent that we have been able to attract or retain their own employees in the past.

The success of our operations following our recent Business Combination, which was consummated on December 23, 2015, depend to a significant degree on the continued employment of our core senior management team. It is important that we retain the other members of our core senior management team following this change. In particular, we are dependent on the skills, knowledge and experience of Alan Kestenbaum, our Executive Chairman, Javier López Madrid, our Executive Vice-Chairman, Pedro Larrea Paguaga, our Chief Executive Officer, Joseph Ragan, our Chief Financial Officer and Stephen Lebowitz, our Chief Legal Officer. If these employees are unable to continue in their respective roles, or if we are unable to attract and retain other skilled employees, our results of operations and financial condition could be adversely affected. We currently have employment agreements with Messrs. Kestenbaum, Larrea Paguaga, Ragan and Lebowitz. The employment agreements with Messrs. Kestenbaum, Ragan and Lebowitz contain certain non-compete provisions, which may not be enforceable by us. Additionally, we are substantially dependent upon key personnel in our financial and information technology staff that enables us to meet our regulatory, contractual and financial reporting obligations, including reporting requirements under our credit facilities.

In certain circumstances, our Executive Chairman and the members of our Board may have interests that may conflict with yours as a holder of Ordinary Shares.

If our Executive Chairman acquires knowledge of a potential transaction or matter which may be deemed to be a corporate opportunity for us or any of our affiliates, he is not required to communicate or offer such transaction or matter to us, unless such potential transaction or matter:

•

directly relates to silicon metal, a silicon alloy, a mineral commonly combined with silicon metal to make a silicon alloy, metallurgical coal, another business in which we or any of our affiliates were materially engaged immediately after the consummation of the Business Combination or another business in which we or any of our affiliates have within the preceding year taken substantial, demonstrable steps to become materially engaged; or

•	is expressly offered to our Executive Chairman solely in his capacity as a director or officer of ours.

Our directors have no duty to us with respect to any information such directors may obtain (i) otherwise than as our directors and (ii) in respect of which directors owe a duty of confidentiality to another person, provided that where a director’s relationship with such other person gives rise to a conflict, such conflict has been authorized by our Board in accordance with our articles of association (“Articles”). Our Articles provide that a director shall not be in breach of the general duties directors owe to us pursuant to the U.K. Companies Act 2006 because such director:

•	fails to disclose any such information to our Board, directors or officers; or

•	fails to use or apply any such information in performing such director’s duties as a director.

In such circumstances, certain interests of our Executive Chairman and/or the members of our Board may not be aligned with your interests as a holder of Ordinary Shares, and our Executive Chairman and/or the members of our Board may engage in certain business and other transactions without any accountability or obligation to us.

Shortages of skilled labor could adversely affect our operations.

We depend on skilled labor for the operation of our silicon furnaces and other facilities. Some of our facilities are located in areas where demand for skilled laborers often exceeds supply. Shortages of skilled furnace technicians and other skilled laborers could restrict our ability to maintain or increase production rates, lead to production inefficiencies and increase our labor costs.

We may not realize the cost savings, synergies and other benefits that we expect to achieve from our recent Business Combination.

The combination of two independent companies is a complex, costly and time-consuming process. As a result, we are required to devote significant management attention and resources to integrating our business practices and operations. The integration process may disrupt our business and, if implemented ineffectively, could preclude realization of the full benefits expected. Failure to meet the challenges involved in successfully integrating our operations or otherwise to realize the anticipated benefits of the Business Combination could cause an interruption of our activities and could seriously harm our results of operations. In addition, the overall integration of the two companies may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of client relationships, and diversion of management’s attention, and may cause our stock price to decline. The difficulties of combining the operations of the companies include, among others:

•	managing a significantly larger company;

•	coordinating geographically separate organizations;

•	the potential diversion of management focus and resources from other strategic opportunities and from operational matters;

•	retaining existing customers and attracting new customers;

•	maintaining employee morale and retaining key management and other employees;

•	integrating two unique business cultures, which may prove to be incompatible;

•	the possibility of faulty assumptions underlying expectations regarding the integration process;

•	issues in achieving anticipated operating efficiencies, business opportunities and growth prospects;

•	consolidating corporate and administrative infrastructures and eliminating duplicative operations;

•	issues in integrating information technology, communications and other systems;

•	changes in applicable laws and regulations;

•

changes in tax laws (including under applicable tax treaties) and regulations or to the interpretation of such tax laws or regulations by the governmental authorities; and managing tax costs or inefficiencies associated with integrating our operations.

Many of these factors will be outside of our control and any one of them could result in increased costs, decreased revenues and diversion of management’s time and energy, which could materially impact our businesses, financial condition and results of operations. In addition, even if the operations are integrated successfully, we may not realize the full benefits of the Business Combination, including the synergies, cost savings or sales or growth opportunities that we expect. These benefits may not be achieved within the anticipated time frame, or at all. As a result, we cannot assure our shareholders that the Business Combination will result in the realization of the full benefits anticipated.

The R&W Policy may not adequately compensate holders of Ordinary Shares for losses attributable to breaches of representations and warranties made by Grupo VM and FerroAtlántica in the Business Combination Agreement.

We purchased a Representations and Warranties insurance policy (the “R&W Policy”) in connection with the Business Combination to insure us against breaches of certain representations and warranties made by Grupo VM and FerroAtlántica in the Business Combination Agreement (as defined below). The R&W Policy has a face amount equal to $50,000,000 and is subject to an initial retention amount of $10,000,000, as well as other limitations and conditions. As a result of Grupo VM’s ownership of the Company following completion of the Business Combination, the R&W Policy only provides insurance to the extent of approximately 43% of insurable losses incurred by us. Accordingly, the proceeds of the R&W Policy will not be sufficient to fully compensate for losses attributable to breaches of representations and warranties made by Grupo VM and FerroAtlántica. In addition, we will not be able to recover losses attributable to breaches of representations and warranties that are excluded from the R&W Policy (including, for example, any purchase price, net worth or similar adjustment provisions of the Business Combination Agreement (hereinafter “Business Combination Agreement” or “BCA”), transfer pricing, environmental or pollution matters, the intended tax treatment of the business combination, etc.), or losses that would result in payments under the R&W Policy in excess of the $50,000,000 face amount of the R&W Policy. Under the Articles, we are required to distribute the aggregate net proceeds under the R&W Policy, if any, to the holders of our Ordinary Shares. We are not permitted to retain the net proceeds, if any, under the R&W Policy. Accordingly, if we suffer a loss that is otherwise recoverable under the R&W Policy, but use the net proceeds of the R&W Policy to fund the required distribution to the holders of our Ordinary Shares, we will be required to use our existing cash on hand or draws under our credit facility to fund the actual loss incurred. Losses attributable to breaches of representations and warranties by Grupo VM or FerroAtlántica could have a material adverse effect on our business, financial condition and results of operations.

In addition, under English law, we may only pay dividends out of profits available for that purpose, as determined by reference to accounts that are deemed to be our relevant accounts pursuant to the U.K. Companies Act 2006. If we recover proceeds under the R&W Policy, but do not have sufficient profits available for distribution, we will not be permitted under English law to make the distribution to the holders of our Ordinary Shares contemplated by the Articles. Further, a U.K. public company may only make a distribution if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves, and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate. In these circumstances, holders of our Ordinary Shares may not receive any distribution of the net proceeds under the R&W Policy, or may only receive a partial distribution, or may suffer substantial delay before any distribution can be made under English law.

Our inability to integrate recently acquired businesses or to successfully complete future acquisitions could limit our future growth or otherwise be disruptive to our ongoing business.

From time to time, we expect to pursue acquisitions in support of our strategic goals. In connection with any such acquisitions, we could face significant challenges in managing and integrating our expanded or combined operations, including acquired assets, operations and personnel. There can be no assurance that acquisition opportunities will be available on acceptable terms or at all or that we will be able to obtain necessary financing or regulatory approvals to complete potential acquisitions. Our ability to succeed in implementing our strategy will depend to some degree upon the ability of our management to identify, complete and successfully integrate commercially viable acquisitions. Acquisition transactions may disrupt our ongoing business and distract management from other responsibilities.

Grupo VM has significant voting power with respect to corporate matters considered by our shareholders.

Grupo VM owns shares representing approximately 57% of the aggregate voting power of our capital stock. By virtue of Grupo VM’s voting power, as well as Grupo VM’s representation on the Board, Grupo VM will have significant influence over the outcome of any corporate transaction or other matters submitted to our shareholders for approval. Grupo VM will be able to block any such matter, including ordinary resolutions, which, under English law, requires approval by a majority of holders of outstanding Shares. Grupo VM will also be able to block any special resolutions, which under English law requires approval by the holders of at least 75% of the outstanding Shares entitled to vote, voting on the resolution, such as an amendment of the Articles or the exclusion of preemptive rights.

Grupo VM, who owns approximately 57% of our outstanding Shares, has pledged all of its Class A Ordinary Shares to secure its obligations to Crédit Agricole Corporate and Investment Bank, Banco Santander and HSBC; if Grupo VM defaults on the underlying loan, we could experience a change in control.

Grupo VM guaranteed its obligations pursuant to the Credit Agreement (“Credit Agreement”) which matures in March 2017, which allows them to borrow up to Euro 415 million (“Loan”). In March 2015, Grupo VM entered into a Security and Pledge Agreement, as amended on December 23, 2015 (the “Pledge Agreement”) with Crédit Agricole Corporate and Investment Bank, Banco Santander and HSBC (the “Lenders”), pursuant to which Grupo VM agreed to pledge all of its Class A Ordinary Shares to the Lenders to secure the outstanding Loan. In the event Grupo VM defaults under the Credit Agreement, the Lenders may foreclose on the Class A Ordinary Shares subject to the pledge. In such case, we could experience a change of control.

We are exposed to significant risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.

Doing business on a worldwide basis requires us to comply with the laws and regulations of various jurisdictions. In particular, our international operations are subject to anti-corruption laws and regulations, such as the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”), the United Kingdom Bribery Act of 2010 (the “Bribery Act”) and economic sanctions programs, including those administered by the UN, EU and OFAC and regulations set forth under the Comprehensive Iran Accountability Divestment Act. The FCPA prohibits providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. We may deal with both governments and state-owned business enterprises, the employees of which are considered foreign officials for purposes of the FCPA. The provisions of the Bribery Act extend beyond bribery of foreign public officials and are more onerous than the FCPA in a number of other respects, including jurisdiction, non-exemption of facilitation payments and penalties. Economic sanctions programs restrict our business dealings with certain sanctioned countries.

As a result of doing business in foreign countries, we are exposed to a risk of violating anti-corruption laws and sanctions regulations applicable in those countries where we, our partners or our agents operate. Some of the international locations in which we operate lack a developed legal system and have high levels of corruption. Our continued expansion and worldwide operations, including in developing countries, our development of joint venture relationships worldwide and the employment of local agents in the countries in which we operate increases the risk of violations of anti-corruption laws, OFAC or similar laws. Violations of anti-corruption laws and sanctions regulations are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts (and termination of existing contracts) and revocations or restrictions of licenses, as well as criminal fines and imprisonment. In addition, any major violations could have a significant impact on our reputation and consequently on our ability to win future business.

We will seek to build and continuously improve our systems of internal controls and to remedy any weaknesses identified. There can be no assurance, however, that the policies and procedures will be followed at all times or effectively detect and prevent violations of the applicable laws by one or more of our employees, consultants, agents or partners and, as a result, we could be subject to penalties and material adverse consequences on our business, financial condition or results of operations.

We operate in a highly competitive industry.

The silicon metal market and the silicon-based and manganese-based alloys markets are global, capital intensive and highly competitive. Our competitors may have greater financial resources, as well as other strategic advantages, to maintain, improve and possibly expand their facilities, and as a result, they may be better positioned to adapt to changes in the industry or the global economy. The advantages that our competitors have over us could have a material adverse effect on our business. In addition, new entrants may increase competition in our industry, which could have a material adverse effect on our business. An increase in the use of substitutes for certain of our products also could have a material adverse effect on our financial condition and operations.

Though we are not currently operating at full capacity, we have historically operated at near the maximum capacity of our operating facilities. Because the cost of increasing capacity may be prohibitively expensive, we may have difficulty increasing our production and profits.

Our facilities are able to manufacture, collectively, approximately 420,000 MT of silicon metal (excluding Dow Corning’s portion of the capacity of our Alloy, West Virginia and Becancour, Quebec plants), 480,000 MT of silicon-based alloys and 423,500 manganese-based alloys on an annual basis. Our ability to increase production and revenues will depend on expanding existing facilities or opening new ones. Increasing capacity is difficult because:

•

adding new production capacity to an existing silicon plant to produce approximately 30,000 MT of metallurgical grade silicon would cost approximately $120,000,000 and take at least 12 to 18 months to complete once permits are obtained, which could take more than a year;

•	a greenfield development project would take at least three to five years to complete and would require significant capital expenditure and environmental compliance costs; and

•	obtaining sufficient and dependable power at competitive rates near areas with the required natural resources is difficult to accomplish.

We may not have sufficient funds to expand existing facilities or open new ones and may be required to incur significant debt to do so, which could have a material adverse effect on our business.

We are subject to restrictive covenants under our credit facilities. These covenants could significantly affect the way in which we conduct our business. Our failure to comply with these covenants could lead to an acceleration of our debt.

We entered into credit facilities that contain covenants that at certain levels, among other things, restrict our ability to sell assets; incur, repay or refinance indebtedness; create liens; make investments; engage in mergers or acquisitions; pay dividends, including to us; repurchase stock; or make capital expenditures. These credit facilities also require compliance with specified financial covenants, including minimum interest coverage and maximum leverage ratios. We cannot borrow under the credit facilities if the additional borrowings would cause a breach to the financial covenants. Further, a significant portion of our assets are pledged to secure the indebtedness. For example, the real property assets of one of our South Africa subsidiary are pledged to secure some indebtedness.

Our ability to comply with the applicable covenants may be affected by events beyond our control. In the last three years, one of our Chinese subsidiaries breached the covenants under its credit facility several times and had to seek, and ultimately obtained, waivers from its lenders. The breach of any of the covenants contained in the credit facilities, unless waived, would be a default. This would permit the lenders to terminate their commitments to extend credit under, and accelerate the maturity of, the facility. The acceleration of debt could have a material adverse effect on our financial condition and liquidity. If we were unable to repay our debt to the lenders and holders or otherwise obtain a waiver from the lenders and holders, the lenders and holders could proceed against the collateral securing the credit facilities and exercise all other rights available to them. We may not have sufficient funds to make these accelerated payments and may not be able to obtain any such waiver on acceptable terms or at all.

Our insurance costs may increase, and we may experience additional exclusions and limitations on coverage in the future.

We have maintained various forms of insurance, including insurance covering claims related to our properties and risks associated with our operations. Our existing property and liability insurance coverage contains exclusions and limitations on coverage. From time-to-time, in connection with renewals of insurance, we have experienced additional exclusions and limitations on coverage, larger self-insured retentions and deductibles and significantly higher premiums. For example, as a result of the fire at our facility in Bridgeport, Alabama, our business interruption insurance premium has increased significantly. As a result, in the future, our insurance coverage may not cover claims to the extent that it has in the past and the costs that we incur to procure insurance may increase significantly, either of which could have an adverse effect on our results of operations.

We have operations and assets in the U.S., Spain, France, Canada, China, South Africa, Venezuela, Poland and Argentina, and may have operations and assets in other countries in the future. Our international operations and assets may be subject to various economic, social and governmental risks.

Our international operations and sales will expose us to risks that are more significant in developing markets than in developed markets and which could negatively impact our future sales or profitability. Our operations may not develop in the same way or at the same rate as might be expected in a country with an economy similar to western countries. The additional risks that we may be exposed to in these cases include, but are not limited to:

•	tariffs and trade barriers;

•	recessionary trends, inflation or instability of financial markets;

•	currency fluctuations, which could decrease our revenues or increase our costs in U.S. dollars;

•	regulations related to customs and import/export matters;

•	tax issues, such as tax law changes, changes in tax treaties and variations in tax laws;

•	changes in regulations that affect our business such as more stringent environmental requirements or sudden and unexpected raises in power rates;

•	limited access to qualified staff;

•	inadequate infrastructure;

•	cultural and language differences;

•	inadequate banking systems;

•	different and/or more stringent environmental laws and regulations;

•	restrictions on the repatriation of profits or payment of dividends;

•	crime, strikes, riots, civil disturbances, terrorist attacks or wars;

•	nationalization or expropriation of property;

•	law enforcement authorities and courts that are weak or inexperienced in commercial matters; and

•	deterioration of political relations among countries.

Ferroglobe’s competitive strength, among others, as a low-cost producer is partly tied to the value of the currency where they operate compared to other currencies. Currencies have fluctuated significantly especially in recent years.

Exchange controls and restrictions on transfers abroad and capital inflow restrictions have limited, and can be expected to continue to limit, the availability of international credit. For example, the results of FerroAtlántica’s Venezuelan subsidiary have been adversely affected by changes to exchange rate policies and while Argentina recently lifted its restrictions limiting the ability of companies to buy foreign currency and to make dividend payments abroad, it devalued the peso, which is likely to fuel inflation and increase operating costs.

The critical social, political and economic conditions in Venezuela have adversely affected, and may continue to adversely affect, our results of operations.

In 2013, the Venezuelan government devaluated the Bolívar from 4.3 VEF to one U.S. Dollar to 6.3 VEF to one U.S. dollar and in 2014, further devalued it up to 50 VEF to one U.S. dollar, depending on the product. This has led to a shortage of basic materials and parts, difficulties importing raw materials, 58.2% inflation in December 2013 and, consequently, higher operating costs. The combination of these factors has adversely affected our production and the results of operations of our Venezuelan subsidiary, FerroVen, resulting in a loss of $38.3 million in 2014 and $45.1 million in 2015. In 2015, inflation in Venezuela reached 180.87% and the critical state of the economy caused a shortage of raw materials, a general deterioration of operating conditions. In 2016, the Venezuelan government announced a new exchange rate for export companies of 199 VEF to one U.S. Dollar. If the critical social, political and economic conditions in Venezuela continue or worsen, our business, results of operations and financial condition could be adversely affected.

We are exposed to foreign currency exchange risk and our business and results of operations may be negatively affected by the fluctuation of different currencies.

We transact business in numerous countries around the world and expect that a significant portion of our business will continue to take place in international markets. We prepared our consolidated financial statements in U.S. Dollars, while the financial statements of each of our subsidiaries will be prepared in the functional currency of that entity. Accordingly, fluctuations in the exchange rates will impact our results of operations and financial condition. As such, it is expected that our revenues and earnings will continue to be exposed to the risks that may arise from fluctuations in foreign currency exchange rates, which could have a material adverse effect on our business, results of operations or financial condition.

Our sales made in U.S. dollars exceed the amount of our purchases made in U.S. dollars. The appreciation of certain currencies (like the Euro or the South African rand) against the U.S. dollar could have an adverse effect on our margins and results of operations.

We depend on a limited number of third party suppliers for some of our required raw materials. The loss of one of these suppliers or the failure of one of these suppliers to supply raw materials in compliance with our contractual obligations could have a material adverse effect on our business.

Colombia and the United States are among the preferred sources for the coal required for the production of silicon alloys and the vast majority of the industry is supplied from these two countries. In 2015, 75.8% of the coal purchased by FerroAtlántica came from Carbones del Cerrejón Norte mine in Colombia. Additionally, in 2015, the vast majority of manganese ore purchased by FerroAtlántica came from suppliers located in South Africa and Gabon. South 32 and Eramet supplied approximately 94% of the manganese ore utilized by FerroAtlántica in 2015. We do not control these third party suppliers, and rely on them to provide their products and perform their services in accordance with the terms of their contracts, which increases our vulnerability to problems with the products and services they provide. If these suppliers fail to provide us with the required raw material in a timely manner or at all, or if the quantity or quality of the raw material provided is lower than that contractually agreed, we may not be successful in procuring adequate supplies of raw materials from alternative sources on terms as favorable. Such events could have a material adverse effect on our reputation, business, results of operations and financial condition. Additionally, any economic, social, political or other factor adversely affecting the economies of Colombia, South Africa and Gabon might adversely affect the ability of suppliers from those countries to provide their products to us, in which case we might not be able to procure the required raw materials from other sources in a timely manner, at comparable costs or at all, which could have a material adverse effect on our reputation, business, results of operations and financial condition.

We may be unable to successfully develop our planned investments in the construction of new capacity or in the expansion and improvement of existing facilities and this could have a material adverse effect on our business prospects, financial condition and results of operations.

We are, or may be, engaged in significant capital improvements to our existing metallurgical and hydroelectric facilities, or in the addition of capacity to our hydroelectric operations in Spain and France. We are also engaged in development and/or construction of new facilities. Should any such efforts be unsuccessful or not completed in a timely manner, we could be subject to additional costs or impairments which could have a material adverse effect on its business prospects, financial condition and results of operations.

If hydrology conditions at our hydropower facilities are unfavorable or below our estimates, our electricity production, and therefore our revenue, may be substantially below our expectations.

The revenues generated by our hydroelectric operations are proportional to the amount of electricity generated, which in turn is entirely dependent upon available water flows. Operating results for our plants may vary significantly from period to period depending on the water flows during the periods in question. Hydrology conditions have natural variations from season to season and from year to year and may also change permanently because of climate change or other factors.

Hydroelectric power generation is dependent on the amount of rainfall and river flows in the regions in which our hydropower projects are located, which may vary considerably from quarter to quarter and from year to year. Any reduction in seasonal rainfall could cause our hydropower plants to run at a reduced capacity and therefore produce less electricity, impacting our profitability. A sustained decline in water flow or shutdown at our hydropower plants could lead to a material adverse change in the volume of electricity generated, which could have a material adverse effect on our results of operations.

Conversely, if hydrological conditions are such that too much rainfall occurs at any one time, water may flow too quickly and at volumes in excess of a particular hydropower plant’s designated flood levels, which may result in the forced dumping of reservoir water. A natural disaster or severe weather conditions, including flooding, lightning strikes, earthquakes, severe storms, wildfires, and other unfavorable weather conditions (including those from climate change), could impact water flows of the rivers on which our hydropower plants depend and require us to shut down our turbines or related equipment and facilities, impeding our ability to maintain and operate our projects and decreasing electricity production levels and revenues.

Any delay or failure to procure, renew or maintain necessary governmental permits, including environmental permits, and concessions to operate our hydropower plants would adversely affect our results of operation.

The operation of our hydropower plants is highly regulated, requires various governmental permits, including environmental permits, and concessions, and may be subject to the imposition of conditions by government authorities. We cannot predict whether the conditions prescribed in the permits and concessions will be achievable. The denial of a permit essential to a hydropower plant or the imposition of impractical conditions would impair our ability to operate such plant. If we fail to satisfy the conditions or comply with the restrictions imposed by governmental permits or concessions, or the restrictions imposed by any statutory or regulatory requirements, we may become subject to regulatory enforcement action and the operation of our hydropower plants could be adversely affected or be subject to fines, penalties or additional costs or revocation of such permits or concessions. Any failure to procure, renew or maintain necessary permits and concessions would adversely affect continuing operation of our hydropower plants.

Equipment failures may lead to production curtailments or shutdowns and repairing any failure could require us to expend significant amounts of capital and other resources, which could adversely affect our business and results of operations.

Many of our business activities are characterized by substantial investments in complex production facilities and manufacturing equipment. Because of the complex nature of our production facilities, any interruption in manufacturing resulting from fire, explosion, industrial accidents, natural disaster, equipment failures or otherwise could cause significant losses in operational capacity and could materially and adversely affect our business and operations.

Our hydropower generation assets and other equipment may not continue to perform as they have in the past or as they are expected. Any equipment failure due to wear and tear, latent defect, design error or operator error, early obsolescence, natural disaster or other force majeure event, could cause significant losses in operational capacity and repairing such failures could require us to expend significant amounts of capital and other resources, which could have a material adverse effect on our business and operations. Such failures could result in damage to the environment or damages and harm to third parties or the public, which could expose us to significant liability.

We depend on proprietary manufacturing processes and software. These processes may not yield the cost savings that we anticipate and our proprietary technology may be challenged.

We rely on proprietary technologies and technical capabilities in order to compete effectively and produce high quality silicon metal and silicon-based alloys. Some of these proprietary technologies that we rely on are:

•	computerized technology that monitors and controls production furnaces;

•	electrode technology and operational know-how;

•	metallurgical process for the production of solar-grade silicon metal;

•	production software that monitors the introduction of additives to alloys, allowing the precise formulation of the chemical composition of products; and

•	flowcaster equipment, which maintains certain characteristics of silicon-based alloys as they are cast.

We are subject to a risk that:

•	we may not have sufficient funds to develop new technology and to implement effectively our technologies as competitors improve their processes;

•	if implemented, our technologies may not work as planned; and

•	our proprietary technologies may be challenged and we may not be able to protect our rights to these technologies.

Patent or other intellectual property infringement claims may be asserted against us by a competitor or others. Our intellectual property may not be enforceable, and it may not prevent others from developing and marketing competitive products or methods. An infringement action against us may require the diversion of substantial funds from our operations and may require management to expend efforts that might otherwise be devoted to operations. A successful challenge to the validity of any of our proprietary intellectual property may subject us to a significant award of damages, or we may be enjoined from using our proprietary intellectual property, which could have a material adverse effect on our operations.

We also rely on trade secrets, know-how and continuing technological advancement to maintain our competitive position. We may not be able to effectively protect our rights to unpatented trade secrets and know-how.

We are a holding company whose principal source of operating cash is the income received from our subsidiaries.

We are dependent on the income generated by our subsidiaries, in order to make distributions and dividends on our Shares. The amount of distributions and dividends, if any, which may be paid to us from any operating subsidiary will depend on many factors, including such subsidiary’s results of operations and financial condition, limits on dividends under applicable law, its constitutional documents, documents governing any indebtedness, applicability of tax treaties and other factors which may be outside our control. If our operating subsidiaries do not generate sufficient cash flow, we may be unable to make distributions and dividends on our Shares.

The BCA Special Committee may not be able to effectively enforce our rights under the Grupo VM indemnity in the Business Combination Agreement, and the operation of the BCA Special Committee could have an adverse impact on relationships with Grupo VM if it seeks to take enforcement action.

At the closing of the Business Combination, our Board formed a three-member standing committee, composed of two independent Globe directors and one independent Grupo VM director (the “BCA Special Committee”). The BCA Special Committee takes action by majority vote. The functions of the BCA Special Committee include responsibility for, among other things, the evaluation of potential claims for losses and enforcement of the indemnification rights under the Business Combination Agreement. The BCA Special Committee performs its duties on behalf of and in the best interests of us and our shareholders but excluding Grupo VM. Grupo VM deals exclusively with the BCA Special Committee on all indemnity matters under the Business Combination Agreement. It is uncertain whether the BCA Special Committee will be able to effectively perform its duties as contemplated by the Business Combination Agreement or whether the BCA Special Committee will have the appropriate authority to implement the actions it wishes to take. Further, if the BCA Special Committee decides to pursue enforcement action against Grupo VM or under the R&W Policy, such action could negatively impact our and the BCA Special Committee members’ relationships with Grupo VM and the members of our Board designated by Grupo VM, which could impact the effective functioning of our Board and have an adverse impact on our business.

Our business relationships may be subject to disruption due to uncertainty associated with the Business Combination.

Parties with which we do business may experience uncertainty associated with the Business Combination, including with respect to current or future business relationships. Our business relationships may be subject to disruption as customers, distributors, suppliers, vendors and others may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than us. These disruptions could have an adverse effect on the businesses, financial condition, results of operations or prospects, including an adverse effect on our ability to realize the anticipated benefits of the Business Combination.

Our business operations may be impacted by various types of claims, lawsuits, and other contingent obligations.

We are involved in various legal and regulatory proceedings including those that arise in the ordinary course of our business. We estimate such potential claims and contingent liabilities and, where appropriate, record provisions to address these contingent liabilities. The ultimate outcome of the legal matters pending against us is uncertain, and although such claims, lawsuits and other legal matters are not expected individually to have a material adverse effect on our financial condition or results of operations, such matters could have, in the aggregate, a material adverse effect on our financial condition or results of operations. Furthermore, we could, in the future, be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our results of operations in any particular period. While we maintain insurance coverage with respect to certain claims, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against any such claims. See “Item 8.A. – Consolidated Statements and Other Financial Information — Legal Proceedings” for additional information regarding legal proceedings to which we are subject.

Risks Related to our Ordinary Shares

Our share price may be volatile, and purchasers of our Ordinary Shares could incur substantial losses.

Our share price may be volatile. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your Ordinary Shares at or above the price at which you purchase our Ordinary Shares. The market price for our Ordinary Shares may be influenced by many factors, including:

•	the success of competitive products or technologies;

•	regulatory developments in the United States and foreign countries;

•	developments or disputes concerning patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	quarterly or annual variations in our financial results or those of companies that are perceived to be similar to us;

•	market conditions in the industries in which we compete and issuance of new or changed securities analysts’ reports or recommendations;

•	the failure of securities analysts to cover our Ordinary Shares or changes in financial estimates by analysts;

•	the inability to meet the financial estimates of analysts who follow our Ordinary Shares;

•	investor perception of our Company and of the industry in which we compete; and

•	general economic, political and market conditions.

If securities or industry analysts do not publish or cease publishing research reports about us, if they adversely change their recommendations regarding our Ordinary Shares or if our operating results do not meet their expectations, the price of our Ordinary Shares could decline.

The trading market for our Ordinary Shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. Securities and industry analysts currently publish limited research on us. If there is limited or no securities or industry analyst coverage of us, the market price and trading volume of our Ordinary Shares would likely be negatively impacted. Moreover, if any of the analysts who may cover us downgrade our Ordinary Shares, provide more favorable relative recommendations about our competitors or if our operating results or prospects do not meet their expectations, the market price of our Ordinary Shares could decline. If any of the analysts who may cover us were to cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

As a foreign private issuer and “controlled company” within the meaning of the rules of NASDAQ, we are subject to different U.S. securities laws and NASDAQ governance standards than domestic U.S. issuers. This may afford less protection to holders of our Ordinary Shares, and you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it.

As a foreign private issuer, the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the United States Securities Exchange Act of 1934, as amended (“Exchange Act”). Although we intend to report periodic financial results and certain material events, we are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. In addition, we are exempt from the SEC’s proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Our exemption from Section 16 rules regarding sales of ordinary shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to this part of the Exchange Act. As a result, you may not have all the data that you are accustomed to having when making investment decisions with respect to domestic U.S. public companies.

As a “controlled company” within the meaning of the corporate governance standards of NASDAQ, we may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our Board consist of independent directors;

•	the requirement that our Board have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•

the requirements that director nominees are selected, or recommended for selection by our Board, either by (1) independent directors constituting a majority of our Board’s independent directors in a vote in which only independent directors participate, or (2) a nominations committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

We may utilize these exemptions for as long as we continue to qualify as a “controlled company.” While exempt, we will not be required to have a majority of independent directors, our nominating and compensation committees will not be required to consist entirely of independent directors and such committees will not be subject to annual performance evaluations.

Furthermore, NASDAQ Rule 5615(a)(3) provides that a foreign private issuer, such as we, may rely on home country corporate governance practices in lieu of certain of the rules in the NASDAQ Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with NASDAQ’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). Although we are permitted to follow certain corporate governance rules that conform to U.K. requirements in lieu of many of the NASDAQ corporate governance rules, we intend to comply with the NASDAQ corporate governance rules applicable to foreign private issuers. Accordingly, our shareholders will not have the same protections afforded to stockholders of U.S. companies that are subject to all of the corporate governance requirements of NASDAQ.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We could cease to be a foreign private issuer if a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws under such event may be significantly higher than costs we incur as a foreign private issuer, which could have a material adverse effect on our business and financial results.

If Grupo VM’s share ownership falls below 50%, we may no longer be considered a “controlled company” within the meaning of the rules of NASDAQ.

In the event Grupo VM sells some or all of its shares, it could result in Grupo VM owning less than 50% of the total voting power of our Shares. Accordingly, we may no longer be considered a “controlled company” within the meaning of the corporate governance standards of NASDAQ. Under NASDAQ rules, a company that ceases to be a controlled company must comply with the independent board committee requirements as they relate to the nominating and corporate governance and compensation committees on the following phase-in schedule: (1) one independent committee member at the time it ceases to be a controlled company, (2) a majority of independent committee members within 90 days of the date it ceases to be a controlled company and (3) all independent committee members within one year of the date it ceases to be a controlled company. Additionally, NASDAQ rules provide a 12-month phase-in period from the date a company ceases to be a controlled company to comply with the majority independent board requirement. If, within the phase-in periods, we are not able to recruit additional directors who would qualify as independent, or otherwise comply with NASDAQ rules, we may be subject to delisting by NASDAQ. Furthermore, a change in our board of directors and committee membership may result in a change in corporate strategy and operation philosophies, and may result in deviations from our current growth strategy, which could have a material adverse effect on our business and financial results.

As an English public limited company, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure.

English law provides that a board of directors may only allot shares (or rights to subscribe for or convertible into shares) with the prior authorization of shareholders, such authorization being up to the aggregate nominal amount of shares and for a maximum period of five years, each as specified in the articles of association or relevant shareholder resolution. The Articles authorize the allotment of additional shares for a period of five years from December 23, 2015 (being the date of the adoption of the Articles), which authorization will need to be renewed upon expiration (i.e., at least every five years) but may be sought more frequently for additional five-year terms (or any shorter period).

English law also generally provides shareholders with preemptive rights when new shares are issued for cash. However, it is possible for the articles of association, or for shareholders acting in a general meeting, to exclude preemptive rights. Such an exclusion of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the exclusion is contained in the articles of association, or from the date of the shareholder resolution, if the exclusion is by shareholder resolution. In either case, this exclusion would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). The Articles exclude preemptive rights for a period of five years from December 23, 2015, which exclusion will need to be renewed upon expiration (i.e., at least every five years) to remain effective, but may be sought more frequently for additional five-year terms (or any shorter period).

English law also generally prohibits a public company from repurchasing its own shares without the prior approval of shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast, and other formalities. Such approval may be for a maximum period of up to five years.

English law requires that we meet certain financial requirements before we declare dividends or repurchases.

Under English law, we may only declare dividends, make distributions or repurchase shares out of distributable reserves of the Company or distributable profits. “Distributable profits” are a company’s accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made. In addition, as a public company, we may only make a distribution if the amount of our net assets is not less than the aggregate amount of our called-up share capital and undistributable reserves and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate amount. We intend to implement a reduction of that capital in order to create a distributable reserve to support the payment of possible future dividends or future share repurchases. Neither the capitalization nor the reduction of that capital will impact shareholders’ relative interests in our capital. The Articles permit declaration of dividends by ordinary resolution of the shareholders, provided that the directors have made a recommendation as to its amount. The dividend shall not exceed the amount recommended by the directors. The directors may also decide to pay interim dividends if it appears to them that the profits available for distribution justify the payment. When recommending or declaring the payment of a dividend, the directors will be required under English law to comply with their duties, including considering our future financial requirements.

The enforcement of shareholder judgments against us or certain of our directors may be more difficult.

Because we are a public limited company incorporated under English law, and because certain of our directors are not U.S. residents, our shareholders could experience more difficulty enforcing judgments obtained against us or our directors in U.S. courts than would currently be the case for U.S. judgments obtained against a U.S. public company or U.S. directors. In addition, it may be more difficult (or impossible) to bring some types of claims against us or our directors in courts in England or against certain of our directors in courts in Spain than it would be to bring similar claims against a U.S. company or its directors in a U.S. court.

Risks Related to Tax Matters

Transfers of our Ordinary Shares may be subject to U.K. stamp duty or U.K. stamp duty reserve tax (“SDRT”).

U.K. stamp duty and/or SDRT is imposed on certain transfers of or agreements to transfer chargeable securities (which include shares in companies incorporated in the U.K.) at a rate of 0.5% of the consideration paid for the transfer. Certain issues or transfers of shares to depositaries or into clearance services are charged at a higher rate of 1.5%.

Our Ordinary Shares are held in one or more clearance systems or depositary systems. Subsequent transfers of such Ordinary Shares within a clearance system, or between clearance systems, should not be subject to U.K. stamp duty or SDRT. Transfers of shares from a clearance system into a depositary system should also not be subject to U.K. stamp duty or SDRT.

A transfer of our Ordinary Shares from within a clearance system or depositary system out of that clearance system or depositary system and any subsequent transfers that occur entirely outside such systems, including the repurchase of our Ordinary Shares by us, will generally be subject to U.K. stamp duty or SDRT at a rate of 0.5% of any consideration, which is payable by the transferee of the Ordinary Shares. If such Ordinary Shares are redeposited into a clearance system or depositary system, the redeposit will also generally be subject to U.K. stamp duty or SDRT at the higher 1.5% rate. The repurchase of our Ordinary Shares by us from within a clearance system or depositary system may also be subject to U.K. stamp duty or SDRT.

The application of Section 7874 of the Code and/or changes in law could affect our status as a foreign corporation for U.S. federal income tax purposes, limit the U.S. tax benefits from us engaging in certain transactions, or impose U.S. withholding tax on certain payments from our affiliates.

We believe that, under current law, we should be treated as a foreign corporation for U.S. federal income tax purposes. However, the Internal Revenue Service (the “IRS”) may assert that we should be treated as a U.S. corporation for U.S. federal tax purposes pursuant to Section 7874 of the Internal Revenue Code of 1986, as amended (the “Code”). Under Section 7874 of the Code, we would be treated as a U.S. corporation for U.S. federal tax purposes if, after the Globe Merger (as defined below), (i) at least 80% of our ordinary shares (by vote or value) were considered to be held by former holders of common stock of Globe by reason of holding such common stock, as calculated for Section 7874 purposes, and (ii) our expanded affiliated group did not have substantial business activities in the United Kingdom (the “80% Test”). (The percentage (by vote and value) of our Ordinary Shares considered to be held by former holders of common stock of Globe immediately after the Globe Merger by reason of their holding common stock of Globe is referred to in this disclosure as the “Section 7874 Percentage.”)

Determining the Section 7874 Percentage is complex and, with respect to the Globe Merger, subject to legal uncertainties. In that regard, the IRS recently announced in Notice 2015-79 (the “Notice”) that it will promulgate new rules under which the Class A Ordinary Shares we issued pursuant to the Globe Merger would be disregarded for purposes of determining whether the 80% Test is met if the Section 7874 Percentage were determined to be at least 60% when such Class A Ordinary Shares are included and certain other conditions were met. While these rules have yet to be published such that their application to the Globe Merger is unclear, they will apply to all transactions occurring on or after November 19, 2015, which will include the Globe Merger. If the Section 7874 Percentage were otherwise determined to be at least 60% and the other conditions ultimately specified in the rules promulgated under the Notice are met such that the Class A Ordinary Shares issued pursuant to the Globe Merger were disregarded for purposes of calculating the Section 7874 Percentage, the 80% Test would be met and we would be treated as a U.S. corporation for U.S. federal tax purposes. While we believe the Section 7874 Percentage is less than 60% such that the rules promulgated with respect to the Notice would not apply to us, we cannot assure you that the IRS will agree with this position and/or would not successfully challenge our status as a foreign corporation. If the IRS successfully challenged our status as a foreign corporation, significant adverse tax consequences would result for us.

In addition to the rules to be promulgated under the Notice, changes to Section 7874 of the Code, the U.S. Treasury Regulations promulgated thereunder, or to other relevant tax laws (including under applicable tax treaties) could adversely affect our status or treatment as a foreign corporation, and the tax consequences to our affiliates, for U.S. federal tax purposes, and any such changes could have prospective or retroactive application. Recent legislative proposals have aimed to expand the scope of U.S. corporate tax residence, including by potentially causing us to be treated as a U.S. corporation if the management and control of us and our affiliates were determined to be located primarily in the United States, or by reducing the Section 7874 Percentage at or above which we would be treated as a U.S. corporation such that it would be lower than threshold imposed under the 80% Test.

Even if the rules promulgated under the Notice do not apply to the Globe Merger and we are treated as a foreign corporation for U.S. federal tax purposes, several limitations could apply to us if the Section 7874 Percentage were to be at least 60%. For example, we and our U.S. affiliates (including Globe) would be prohibited from using our net operating losses, foreign tax credits or other tax attributes to offset the income or gain recognized by reason of the transfer of property to a foreign related person during the 10-year period following the Globe Merger or any income received or accrued during such period by reason of a license of any property by Globe or any of our U.S. affiliates to a foreign related person. The IRS has announced that it will promulgate new rules, which may limit the ability to restructure the non-U.S. members of our company. In addition, other recent legislative proposals would cause us and our affiliates to be subject to certain intercompany financing limitations, including with respect to their ability to use certain interest expense deductions, if the Section 7874 Percentage were to be at least 60%. Furthermore, under certain circumstances, recent treaty proposals by the U.S. Department of the Treasury, if ultimately adopted by the United States and relevant foreign jurisdictions, could reduce the potential tax benefits for us and our affiliates by imposing U.S. withholding taxes on certain payments from our U.S. affiliates to related and unrelated foreign persons. Thus, the rules under Section 7874 and other relevant provisions and tax laws (including under applicable tax treaties) could change on a prospective or retroactive basis in a manner that could adversely affect us and our affiliates.

We intend to operate so as to be treated exclusively as a resident of the U.K. for tax purposes, but the relevant tax authorities may treat us as also being a resident of another jurisdiction for tax purposes.

We are a company incorporated in the U.K. Current U.K. tax law provides that we will be regarded as being U.K. resident for tax purposes from incorporation and shall remain so unless (i) we were concurrently resident of another jurisdiction (applying the tax residence rules of that jurisdiction) that has a double tax treaty with the U.K. and (ii) there is a tiebreaker provision in that tax treaty which allocates exclusive residence to that other jurisdiction.

Based upon our anticipated management and organizational structure, we believe that we should be regarded solely as resident in the U.K. from our incorporation for tax purposes. However, because this analysis is highly factual and may depend on future changes in our management and organizational structure, there can be no assurance regarding the final determination of our tax residence. Should we be treated as resident in a country or jurisdiction other than the U.K., we could be subject to taxation in that country or jurisdiction on our worldwide income and may be required to comply with a number of material and formal tax obligations, including withholding tax and/or reporting obligations provided under the relevant tax law, which could result in additional costs and expenses.

We may not qualify for benefits under the tax treaties entered into between the United Kingdom and other countries.

We intend to operate in a manner such that when relevant, we are eligible for benefits under the tax treaties entered into between the U.K. and other countries. However, our ability to qualify and continue to qualify for such benefits will depend upon the requirements contained within each treaty and the applicable domestic laws, as the case may be, on the facts and circumstances surrounding our operations and management, and on the relevant interpretation of the tax authorities and courts.

Our or our subsidiaries’ failure to qualify for benefits under the tax treaties entered into between the U.K. and other countries could result in adverse tax consequences to us and our subsidiaries and could result in certain tax consequences of owning or disposing of our Shares differing from those discussed below.

Future changes to domestic or international tax laws or to the interpretation of these laws by the governmental authorities could adversely affect us and our subsidiaries.

The U.S. Congress, the U.K. Government, the Organization for Economic Co-operation and Development and other government agencies in jurisdictions where we and our affiliates do business have had an extended focus on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting,” in which payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. Thus, the tax laws in the United States, the United Kingdom or other countries in which we and our affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect us. Furthermore, the interpretation and application of domestic or international tax laws made by us and our subsidiaries could differ from that of the relevant governmental authority, which could result in administrative or judicial procedures, actions or sanctions, which could be material.

We and our subsidiaries are subject to tax laws of numerous jurisdictions, and our interpretation of those laws is subject to challenge by the relevant governmental authorities.

We and our subsidiaries are subject to tax laws and regulations in the United Kingdom, the United States, Spain and the numerous other jurisdictions in which we operate. These laws and regulations are inherently complex and we and our subsidiaries are (and have been) obligated to make judgments and interpretations about the application of these laws and regulations to us and our subsidiaries and their operations and businesses. The interpretation and application of these laws and regulations could be challenged by the relevant governmental authority, which could result in administrative or judicial procedures, actions or sanctions, which could be material.

Item 4.	INFORMATION ON THE COMPANY

A.	History and development of the company

Ferroglobe PLC

Ferroglobe (formerly known as VeloNewco Limited), was incorporated as a private limited liability company in the United Kingdom on February 5, 2015, as a wholly-owned subsidiary of Grupo Villar Mir, S.A.U. (“Grupo VM”). On December 23, 2015, following receipt of all required regulatory clearances and approvals, FerroAtlántica and Globe merged through corporate transactions to create one of the largest producers worldwide of silicon metal and silicon- and manganese-based alloys. Ferroglobe acquired from Grupo VM all of the issued and outstanding ordinary shares, par value €1,000 per share, of FerroAtlántica in exchange for 98,078,161 newly issued Class A ordinary shares, nominal value $7.50 per share, of Ferroglobe, after which FerroAtlántica became a wholly owned subsidiary of Ferroglobe. Immediately after, Gordon Merger Sub, Inc., a wholly owned subsidiary of Ferroglobe merged with and into Globe Specialty Metals, Inc., and each outstanding share of common stock, par value $0.0001 per share was converted into the right to receive one newly issued ordinary share, nominal value $7.50 per share, of Ferroglobe. After these steps, Ferroglobe issued 171,838,153 shares, out of which, approximately 57% are owned by Grupo VM and the remaining by the former Globe shareholders. Our Ordinary Shares are currently traded on the NASDAQ Global Select Market (the “NASDAQ”) under the symbol “GSM”.

Corporate and Other Information

Our operating headquarters and registered office are located at One Fetter Lane, London EC4A 1 BR, U.K. and our telephone number is +44-800-9758080. We are currently developing a new website at www.ferroglobe.com. Globe’s principal executive offices are located at 600 Brickell Avenue, Suite 3100, Miami, FL 33131 (United States of America) and its telephone number at that address is +1-786-509-6900. FerroAtlántica’s registered address is Torre Espacio, Paseo de la Castellana, 259 D Planta 49, 28046, Madrid (Spain) and its telephone number at that address is +34-91-5903219.

B.	Business overview

We are a global leader in the fast-growing silicon and specialty metals industry with an expanded geographical reach, building on Globe’s footprint in North America and FerroAtlántica’s footprint in Europe.

On December 23, 2015, as mentioned above, we consummated the Business Combination. The Business Combination brought together two entrepreneurial companies, Globe and FerroAtlántica, each as our wholly owned subsidiaries. We expect to benefit from engineering and operational expertise to improve product flows, increase production efficiency, enhance technology and upgrade product quality, thereby enabling lower costs, faster delivery times and enhanced customer service as a result of the Business Combination.

Please note that in the following description of Ferroglobe’s business we include all of the Ferroglobe assets as of December 31, 2015. Accordingly, descriptions of assets, capacity or any other information describing our business at that date includes assets that historically belonged to FerroAtlántica and to Globe. However, data referring to activity in 2015 (for example, production levels, revenues or revenue breakdown) refers to FerroAtlántica as the Predecessor for Ferroglobe’s past fiscal years.

Competitive Strengths and Strategy of Ferroglobe

Leading Producer of Silicon Metal and Silicon- and Manganese-based Alloys

We are a leading global producer of silicon metal and silicon- and manganese-based alloy, serving key customers in the specialty chemical, aluminum, solar, steel and ductile iron foundry industries. We plan to leverage our diversified production base across five continents—Africa, Asia, Europe, North America and South America—and our ownership of high quality raw materials to deliver an enhanced product offering on a cost-efficient basis.

Improved, Vertically Integrated Business Model

As a result of our recent Business Combination, we benefit from an improved, vertically integrated business model, owning sources of hydro power generation, specialty coal, high-purity quartz, charcoal, woodchips, gravel and electrodes. We believe this will allow for lower costs and faster deliveries, reducing working capital, improving logistics and creating significant value for our customers and shareholders.

Unique Geographic Reach and Diversification

The operations of FerroAtlántica and Globe are complementary. Globe operates 11 production facilities and three mining sites in six countries, with almost 90% of revenues coming from North America. FerroAtlántica operates 20 facilities (15 production plants and five mining sites) in five countries and hydroelectric power assets in Spain and France, with a majority of its revenues coming from Europe. As a result of the Business Combination, we have a more diversified production base and business mix with a reduced portfolio concentration and a greater international reach.

Centralized Location at Global Center of Metals and Mining Industry

We are organized in the United Kingdom and headquartered in London, one of the global centers for the metals and specialized materials industry. London offers us a central location with easy access to our international factories, customers, suppliers and financial markets.

Significant Expected Operating and Financial Synergies

As a result of the Business Combination, we expect to realize operating and financial synergies and synergies from more efficient working capital management. Operational synergies include benefits from value chain optimization, including centralized raw materials procurement, materials management and reduced freight costs from improved logistics, savings through the introduction of technological and operational best practices that both business divisions will share and through elimination of overlapping selling, general and administrative expenses and overhead. Financial synergies include potential savings on interest expense in the combined company based on our balance sheet and credit profile, the potential for a reduced effective tax rate through expansion of the international platform of the combined company’s non-U.S. subsidiaries, whether by internal growth or through strategic acquisitions, and through efficient financing structures.

Ferroglobe is one of the world’s largest and most efficient producers of silicon metal, silicon-based alloys, manganese-based alloys. Additionally, Ferroglobe has interests in hydroelectric power in Spain and France and quartz mining activities in Spain, the U.S. and South Africa, and metallurgical coal mining activities in the U.S. Ferroglobe controls the supply of most of its raw materials, and captures, recycles and sells most of the by-products generated in its production processes.

Ferroglobe’s business consists of two operating segments:

•

Electrometallurgy segment, which includes the production of silicon metal, manganese-based alloys (silicomanganese and ferromanganese), ferrosilicon, other silicon-based alloys (such as silico-calcium and foundry products) and silica fume, and Ferroglobe’s quartz and metallurgical coal mining operations, which provide key raw materials for manufacturing electrometallurgical products.

•	Energy segment, which is comprised of our hydroelectric power operations in Spain and France.

The following chart shows the location of our primary facilities, the products produced at each facility and each facility’s production capacity.

Our electrometallurgy factories are strategically spread worldwide: five factories in the United States, five in Spain, six in France, three in South Africa, one in Canada, one in Venezuela and one in China. We operate quartz mines located in Spain, South Africa, Canada and the United States. Additionally, we operate metallurgical coal mines in the United States.

From time to time, in response to market conditions and to manage operating expenses, facilities are idled. Due to current market conditions facilities in Alabama, Argentina, South Africa and China have suspended operations.

Our energy segment comprises twelve hydroelectric power plants in Spain with a combined power generation installed capacity of 192 MW, as of December 31, 2015. Additionally, Ferroglobe operates two hydroelectric power plants in France with a combined installed capacity of 20 MW, as of December 31, 2015.

For the twelve months ended December 31, 2015, 2014 and 2013, Ferroglobe’s consolidated sales by business segment were as follows:

($ millions)	2015	2014	2013
Electrometallurgy segment:
Silicon metal	592.5	596.2	506.0
Manganese-based alloys	260.4	316.5	343.4
Ferrosilicon	228.8	285.0	295.0
Other silicon-based alloys	105.7	103.4	98.4
Silica fume	29.7	31.6	30.2
Off grades-Others	72.9	84.4	118.7
Total of electrometallurgy segment	1,290.0	1,417.1	1,391.7
% of total consolidated sales	98.0%	96.6%	95.1%
Total of energy segment	26.7	49.2	72.2
% of total consolidated sales	2.0%	3.4%	4.9%

Total Sales	1,316.6	1,466.3	1,463.9

Electrometallurgy segment1

Silicon metal

Ferroglobe is a leading global silicon metal producer based on production capacity, with a total production capacity of approximately 420,000 tons per annum in several facilities in the U.S., France, South Africa, Spain and China. For the twelve months ended December 31, 2015, 2014 and 2013, Ferroglobe’s revenues generated by silicon metal sales accounted for 45.0%, 40.7%, and 34.6%, respectively, of Ferroglobe’s total consolidated revenues.

Silicon metal is used by primary and secondary aluminum producers, who require silicon metal with certain requirements to produce aluminum alloys. The addition of silicon metal reduces shrinkage and the hot cracking tendencies of cast aluminum and improves the castability, hardness, corrosion resistance, tensile strength, wear resistance and weldability of the aluminum end products. Aluminum is used to manufacture a variety of automotive components, including engine pistons, housings, and cast aluminum wheels and trim, as well as high tension electrical wire, aircraft parts, beverage containers and other products which require aluminum properties.

Silicon metal is also used by several major silicone chemical producers. Silicone chemicals are used in a broad range of applications, including personal care items, construction-related products, health care products and electronics. In construction and equipment applications, silicone chemicals promote adhesion, act as a sealer and have insulating properties. In personal care and health care products, silicone chemicals add a smooth texture, protect against ultraviolet rays and provide moisturizing and cleansing properties. Silicon metal is an essential component of the manufacture of silicone chemicals, accounting for approximately 20% of the cost of production.

In addition, silicon metal is the core material needed for the production of polysilicon, which is most widely used to manufacture solar cells and semiconductors. Producers of polysilicon employ processes to further purify the silicon metal and then use the material to grow ingots and then cut wafers. These wafers are the base material to produce solar cells, which are capable of converting sunlight to electricity. The individual solar cells are then soldered together to make solar modules.

Manganese-based alloys

With 229,500 tons of annual silicomangese (SiMn) production capacity and 194,000 tons of annual ferromanganese (FeMn) production capacity in our factories in Spain and Venezuela, Ferroglobe is among the leading global manganese-based alloys producers based on production capacity. During the twelve months ended December 31, 2015, Ferroglobe sold 265,772 tons of manganese-based alloys. For the twelve months ended December 31, 2015, 2014, and 2013, Ferroglobe’s revenues generated by manganese-based alloys sales accounted for, 19.8%, 21.6% and 23.5%, respectively of Ferroglobe’s total consolidated revenues.

Over 90% of the global manganese-based alloys produced are used in steel production, and all steelmakers use manganese and manganese alloys in their production processes. Manganese alloys improve the hardness, abrasion resistance, elasticity and surface condition of steel when rolled. Manganese alloys are also used for deoxidation and desulphurization in the steel manufacturing process.

Ferroglobe produces two types of manganese alloys, silicomanganese, or SiMn, and ferromanganese, or FeMn.

Silicomanganese is used as deoxidizing agent in the steel manufacturing process. Silicomanganese is also produced in the form of refined silicomanganese, or SiMn AF, and super-refined silicomanganese, or SiMn LC.

Ferromanganese is used as a deoxidizing, desulphurizing and degassing agent in steel to remove nitrogen and other harmful elements that are present in steel in the initial smelting process, and to improve the mechanical properties, hardenability and resistance to abrasion of steel. The three types of ferromanganese that Ferroglobe produces are:

[1]

The Company was formed with the consummation of the Business Combination on December 23, 2015. FerroAtlántica is the Company’s “Predecessor” for accounting purposes. Therefore, the results of the Company for the 2015 fiscal year are composed of the results of: Ferroglobe PLC for the period beginning February 5, 2015 (inception of the Company) to December 31, 2015; FerroAtlántica, the Company’s “Predecessor,” for the twelve month period ended December 31, 2015; and Globe for eight day period ended December 31, 2015. The data and results of previous fiscal years correspond exclusively to FerroAtlántica the Company’s “Predecessor”, unless otherwise expressly stated.

•	high-carbon ferromanganese, or HC FeMn, used to improve the hardenability of steel;

•	medium-carbon ferromanganese, or MC FeMn, used to manufacture flat and other steel products; and

•	low-carbon ferromanganese, or LC FeMn, used in the production of stainless steel, steel with very low carbon levels, rolled steel plates and pipes for the oil industry.

Ferrosilicon

Ferroglobe is among the leading global ferrosilicon (FeSi) producers based on production output for 2014 and 2015. During the twelve months ended December 31, 2015, Ferroglobe sold 165,306 tons of ferrosilicon and had 253,500 tons of annual ferrosilicon production capacity. For the twelve months ended December 31, 2015, 2014 and 2013, Ferroglobe’s revenues generated by ferrosilicon sales accounted for 17.4%, 27.4% and 28.2%, respectively, of Ferroglobe’s total consolidated revenues.

Ferrosilicon is an alloy of iron and silicon (normally approximately 75% silicon). Ferrosilicon products are used to produce stainless steel, carbon steel, and various other steel alloys and to manufacture electrodes and, to a lesser extent, in the production of aluminum. Approximately 65% of ferrosilicon produced is used in steel production.

Ferrosilicon is generally used to remove oxygen from the steel and as alloying element to improve the quality and strength of iron and steel products. Silicon increases steel’s strength and wear resistance, elasticity and scale resistance, and lowers the electrical conductivity and magnetostriction of steel.

Other silicon-based alloys

In addition to ferrosilicon, Ferroglobe produces various different silicon-based alloys, including silico calcium (CaSi) and foundry products, which comprise inoculants and nodularizers. Ferroglobe produces more than 20 specialized varieties of foundry products, several of which are custom made for its customers. Demand for these specialty metals is increasing and, as such, they are becoming more important components of Ferroglobe’s product offering. Ferroglobe’s combined annual production capacity in connection with these other silicon-based alloys is approximately 60,000 MT (excluding ferrosilicon). During the 12 months ended December 31, 2015, Ferroglobe sold 49,223 MT of silicon-based alloys (excluding ferrosilicon). For the twelve months ended December 31, 2015, 2014 and 2013, Ferroglobe’s revenues generated by silicon-based alloys (excluding ferrosilicon) accounted for, 8.0%, 7.0% and 6.7%, respectively, of Ferroglobe’s total consolidated revenues.

The primary use for silico calcium is the deoxidation and desulfurization of liquid steel. In addition, silico calcium is used to control the shape, size and distribution of oxide and sulfide inclusions, improving fluidity, ductility, and the transverse mechanical and impact properties of the final product. Silico calcium is also used in the production of coatings for cast iron pipes, in the welding process of powder metal and in pyrotechnics.

The foundry products that Ferroglobe manufactures include nodularizers and inoculants, which are used in the production of iron to improve its tensile strength, ductility and impact properties, and to refine the homogeneity of the cast iron structure.

Silica fume

During the twelve months ended December 31, 2015, Ferroglobe sold 154,683 tons of silica fume. For the twelve months ended December 31, 2015, 2014 and 2013, Ferroglobe’s revenues generated by silica fume sales accounted for 2.3%, 2.2% and 2.1%, respectively, of Ferroglobe’s total consolidated sales.

Silica fume is a byproduct of the electrometallurgical process of silicon metal and ferrosilicon. This dust-like material, collected through Ferroglobe factories’ air filtration systems, is mainly used in the production of high-performance concrete and mortar. The controlled addition of silica fumes to these products results in increased durability, improving their impermeability from external agents, such as water. These types of concrete and mortar are used in large-scale projects such as bridges, viaducts, ports, skyscrapers and offshore platforms.

Energy segment

Ferroglobe’s energy business mainly focuses on the small hydropower sector, as most of its hydroelectric plants have an installed power capacity below 50 MW. Ferroglobe’s total installed power capacity in Spain is 192 MW, with an average annual electric output of approximately 550,000 MWh, and an electric output of approximately 473,187 MWh in 2015. For the twelve months ended December 31, 2015, 2014 and 2013, Ferroglobe’s revenues generated by energy sales accounted for 2.0%, 3.4% and 4.9%, respectively, of Ferroglobe’s total consolidated revenues.

Hydroelectric power stations produce energy from the flow of water through channels or pipes to a turbine, causing the shaft of the turbine to rotate. An alternator or generator, which is connected to the rotating shaft of the turbine, converts the motion of the shaft into electrical energy.

In Spain, Ferroglobe sells all of the power it produces in the wholesale energy market that has been in place in Spain since 1998. Prior to 2013, Ferroglobe benefitted from a feed-in tariff support scheme, pursuant to which Ferroglobe was legally entitled to feed its electric production into the Spanish grid in exchange for a fixed applicable feed-in-tariff over a fixed period, and therefore received a higher price than the market price. However, the new regulatory regime introduced in Spain in 2013 has eliminated the availability of the feed-in tariff support scheme for most of Ferroglobe’s facilities. Ferroglobe has been able to partly mitigate this reduction in prices through the optimization of its power generation such that it operates in peak-price hours, as well as through participation in the “ancillary services” markets whereby Ferroglobe agrees to generate power as needed to balance the supply and demand of energy in the markets in which it operates. See “—Regulatory matters—Energy Segment”, below.

Villar Mir Energía, S.L. (“VM Energía”), a Spanish company controlled by Grupo VM, advises in the day-to-day operations of Ferroglobe’s hydroelectric facilities in the Spanish wholesale market under a strategic advisory services contract. Operating in the Spanish wholesale market requires specialized trading skills that VM Energía can provide because of the broad base of both generating facilities and customers that it manages. VM Energía is also involved in the supply of electricity and natural gas and the construction and management of wind farms in Spain. For more information on the contractual arrangements between Ferroglobe and VM Energía, see “—Related Party Transactions” below.

Ferroglobe is currently carrying out the construction of 19 MW of additional capacity to its hydroelectric plants in Spain, expected to become available in 2016. If fully utilized, the additional capacity would represent an increase of 42,000 MWh, or 8%, in the average annual production of Ferroglobe’s existing plants in Spain.

Ferroglobe also owns and operates 20 MW of hydroelectric power capacity in two plants in France. Given the small size of these operations and the specifics of the regulatory regime under which they operate, the results of operations and net assets with respect to these plants have always been reported within the electrometallurgy segment.

Raw materials, logistics and power supply

The largest components of Ferroglobe’s cost base are raw materials and power used to operate its facilities. In the twelve months ended December 31, 2015, Ferroglobe spent $247 million on power consumption, representing 30.2% of Ferroglobe’s total consolidated cost of sales.

The primary raw materials Ferroglobe uses to produce its electrometallurgy products are carbon reductants (primarily coal, but also charcoal, metallurgical and petroleum coke, anthracite and wood) and minerals (manganese ore and quartz). Other raw materials used to produce Ferroglobe’s electrometallurgy products include electrodes (consisting of graphite and electrode paste), slags and limestone, as well as certain specialty additive metals. Ferroglobe procures coal, manganese ore, quartz, petroleum and metallurgical coke, electrodes and most additive metals centrally under the responsibility of its purchasing and logistics manager, whereas responsibility for the procurement of other raw materials rests with each country raw materials procurement manager and/or the individual plant managers.

Manganese ore

The global supply of manganese ore is comprised of standard- to high-grade manganese ore, with 35 to 48% manganese content, and low-grade manganese ore, with lower manganese content. Manganese ore production comes mainly from eight countries: South Africa, Australia, China, Gabon, Brazil, Ukraine, India and Ghana. However, the production of high-grade manganese ore is concentrated in Australia, Gabon, South Africa and Brazil.

The vast majority of the manganese ore Ferroglobe purchased in 2015 came from suppliers located in South Africa (53.6% of total purchases) and Gabon (44.9% of total purchases). In 2015, key suppliers of manganese ore to Ferroglobe included South 32 (formerly BHP Billiton), a multinational natural resources company with headquarters in Australia, and Eramet, a French multinational mining and metallurgical company, which jointly supplied 93.7% of the manganese ore Ferroglobe utilized. Ferroglobe has contractual arrangements with South32 and Eramet with terms of one to three years and prices, expressed in USD, which depend primarily on spot prices. The contracts with Eramet and South32 do not provide Ferroglobe with a guarantee of supply. The remaining 6.3% was purchased by Ferroglobe on the international spot market from other suppliers, including Vale, Glencore and UMK.

Global manganese ore prices are mainly driven by manganese demand from India and China. Potential disruption of supply from South Africa, Australia, Brazil or Gabon due to logistical, labor or other reasons may have an impact on the availability of the ore and eventually on its price.

Coal

Coal is the major carbon reductant in silicon alloys production. Only washed and/or screened coal with ash content below 10% and with specific physical properties may be used for production of silicon alloys. Colombia and the United States are the best source for the required type of coal and the vast majority of the silicon alloys industry, including Ferroglobe, is dependent on supply from these two countries.

Approximately 76% of the coal Ferroglobe purchased in 2015 for its facilities in Europe, South Africa and Venezuela was sourced from the Carbones del Cerrejón Norte mine in Colombia. Coal is purchased using quarterly, semi-annual or annual contracts, based on market outlook. Ferroglobe has a long standing relationship with Enerco, a major supplier of coal to the silicon-based alloys industry, which maintains a long-term supply relationship with the Cerrejón Norte mine.

Coal prices, which are denominated in U.S. dollars, are based on API 2, the benchmark price reference for coal imported into northwest Europe, and API 4, the benchmark price reference for coal exported out of South Africa’s Richards Bay terminal, commonly used in physical and over-the-counter derivative contracts. Prices may also be affected by currency fluctuation, labor unrest and the transportation situation in Colombia and South Africa.

As a result of the Business Combination, Ferroglobe acquired mining rights in the United States of Alden Resources (“Alden”), a subsidiary of Globe. Alden provides a stable and long-term supply of low ash metallurgical grade coal which supplies a substantial portion of our requirements to our North American operations.

See “Mining Operations” below for further information.

Quartz

Quartz is required to manufacture silicon-based alloys and silicon metal.

Ferroglobe has secured access to quartz from its quartz mines in Spain, South Africa, the United States and Canada (see “—Mining operations”). For the twelve months ended December 31, 2015, 61.9% of Ferroglobe’s total consumption of quartz was self-supplied. Ferroglobe purchases quartz from third-party suppliers on the basis of contractual arrangements with terms of up to four years. Ferroglobe’s quartz suppliers typically have operations in the same countries where Ferroglobe factories are located, or in close proximity, which minimizes logistical costs.

As a result of the Business Combination, Ferroglobe acquired quartzite mining operations (including wash plant) located in Alabama, United States and a concession to mine quartzite in Saint-Urbain, Québec (we are not the operator of the mine, we utilize the services of a third party miner to extract the quartzite). These mines supply our North American operations with a substantial portion of their requirements for quartzite. We believe that these mines, together with additional leasing opportunities in the vicinity, should cover our North American needs well into the future.

Other raw materials

Wood is needed for the production of silicon-based alloys. It is used directly in furnaces as woodchips or cut to produce charcoal, which is the major source of carbon reductant for Ferroglobe’s plants in South Africa and China. In these two countries, charcoal is often utilized by Ferroglobe’s factories as a less expensive substitute for imported coal and provides desirable qualities to the silicon-based alloys it is used to produce.

Wood from Ferroglobe’s 10,000 hectares plantation in South Africa is of good quality and is partially sold as lumber in exchange for lower quality wood to produce charcoal for Ferroglobe’s South African operations. Ferroglobe’s charcoal production in South Africa is entirely subcontracted to third parties.

In the other countries where Ferroglobe operates, Ferroglobe purchases wood chips locally or logs for on-site wood chipping operations from a variety of suppliers.

Petroleum coke, carbon electrodes, slag, limestone and additive metals are other relevant raw materials which Ferroglobe utilizes to manufacture its electrometallurgy products. Procurement of these raw materials is either managed centrally or with each country raw materials procurement manager or each plant manager, and is at spot prices or under contracts of a year or less. Certain of Ferroglobe’s contracts with suppliers of these materials do not provide Ferroglobe with a guarantee of supply.

Logistics

Logistical operations are managed centrally and at the local level. Sea-freight operations and rail activity in France are managed centrally. Vehicle transport is normally managed at the plant level with some centralized coordination in multi-site countries. Contractual commitments in respect of transportation and logistics match, to the extent possible, Ferroglobe’s contracts for raw materials and customer contracts.

Power

In Spain, Ferroglobe mainly acquires energy at the spot price through daily auction processes and is, therefore, exposed to market price volatility. Ferroglobe seeks to reduce its energy costs by stopping the production at its factories during times of peak power prices and operating its factories in the hours of the day with lower energy prices. Additionally, Ferroglobe receives a rebate on a portion of its energy costs in Spain in exchange for an agreement to interrupt production, and thus power usage, upon request by the grid operator. Ferroglobe uses derivative financial instruments to partly hedge risks related to energy price volatility in Spain.

In France, FerroPem has traditionally had access to relatively low power prices, as it benefited from Electricité de France’s green tariff (“Tarif Vert”), and a discount thereon. The green tariffs expired in 2015 and Ferroglobe has negotiated alternative arrangements with Electricité de France for 2017, and is currently negotiating long term supply contracts with suppliers in the market place. Additionally, new regulation enacted by the National Assembly and the Government through Laws and Decrees allows FerroPem to benefit from reduced access tariffs plus rebates based on interruptibility. Furthermore, the new arrangements will allow FerroPem to operate competitively on a twelve months basis, avoiding the need to stop during two months under the Tarif Vert. FerroPem is confident that the new arrangements will provide power prices comparable to past levels and with high degree of predictability going forward.

Ferroglobe’s production of energy in Spain and France through its hydroelectric power plants partially mitigates its exposure to increases in power prices in these two countries, as an increase in energy prices has a positive impact on Ferroglobe revenues from electricity generation.

In the United States, we enter into long-term electric power supply contracts. Our power supply contracts result in stable, favorably priced, long-term commitments of power at reasonable rates. In West Virginia, we have a contract with Brookfield Energy to provide approximately 45% of our power needs, from a dedicated hydroelectric facility, at a fixed rate through December 2021. The rest of our power needs in West Virginia, Ohio and Alabama are primarily sourced through special contracts that provide historically competitive rates and the remainder sourced at market rates. Our Niagara Falls, New York plant, we are granted a public-sector package including 18.4 megawatts of hydropower through to 2021, effective June 1, 2016.

In Venezuela, Ferroglobe has access to low and stable power prices through a long-term contract with the local power supplier, as its factory is located in the proximity of five hydroelectric power plants.

In South Africa, energy prices are regulated by the NERSA and price increases are publicly announced in advance.

Mining operations

Reserves

Reserves are defined by SEC Industry Guide 7 as the part of a mineral deposit that could be economically and legally extracted and produced at the time of the reserve determination. Proven, or measured, reserves are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, and grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. Probable, or indicated, reserves are reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance for probable reserves, although lower than that for proven reserves, is high enough to assume continuity between points of observation. Reserve estimates were made by independent third party consultants, based primarily on dimensions revealed in outcrops, trenches, detailed sampling and drilling studies performed. These estimates are reviewed and reassessed from time to time. Reserve estimates are based on various assumptions, and any material changes in these assumptions could have a material impact on the accuracy of Ferroglobe’s reserve estimates.

The following table sets forth summary information on Ferroglobe’s mines which were in production as of December 31, 2015.

Mine	Location	Mineral	Annual	Production		Proven	Probable
			capacity	in	Mining	reserves	reserves	Mining	Reserve	Btu’s	Life	Expiry
			kt	2015 kt (5)	Recovery	Mt(1)	Mt(1)	Method	grade	per lb.	(2)	date (3)
Sonia	Spain (Mañón)	Quartz	150	122	0.4	2.28	0.80	Open-pit	Metallurgical	N/A	21	2069
Esmeralda	Spain (Val do Dubra)	Quartz	50	25	0.4	0.17	0.20	Open-pit	Metallurgical	N/A	12	2029
Serrabal	Spain (Vedra & Boqueixón	Quartz	330	246	0.2	4.05	1.90	Open-pit	Metallurgical	N/A	19	2038
SamQuarz	South Africa (Delmas)	Quartzite	1,000	617	0.7	9.01	19.50	Open-pit	Metallurgical & Glass	N/A	40	2039
Mahale	South Africa (Limpopo)	Quartz	New	New	0.5	—	2.40	Open-pit	Metallurgical	N/A	15	2035
Roodepoort	South Africa (Limpopo)	Quartz	50	48	0.5	—	0.05	Open-pit	Metallurgical	N/A	1	2028
Fort Klipdam	South Africa (Limpopo)	Quartz	100	56	0.6	—	0.20	Open-pit	Metallurgical	N/A	2	2017	(4)
Soleyron	France (Saint Hippolyte de Montaigu)	Quartzite	20	20	0.3	0.02	0.02	Blasting	Metallurgical	N/A	1	2020
AS&G Miller Pit	United States (Alabama)	Quartzite	150	2	0.4	0.17	—	Surface	Metallurgical	N/A	1	2017
AS&G Mims Pit	United States (Alabama)	Quartzite	120	—	0.4	0.15	—	Surface	Metallurgical	N/A	2	2018

			1,970	1,135		15.85	25.07

Cabanetas	Spain (Fonz-Huesca)	Limestone	50	1	0.9	1.30	1.80	Open-pit	N/A	N/A	21	2043
Maple Creek	United States (Kentucky)	Coal	150	—	0.7	0.30	—	Surface	Metallurgical	14,000	2	2018
Engle Hollow	United States (Kentucky)	Coal	24	—	0.6	0.23	—	Underground	Metallurgical	14,000	30	2046
Bain Branch No. 3	United States (Kentucky)	Coal	120	—	0.5	3.70	2.90	Underground	Metallurgical	14,000	2	2018
Harpes Creek 4A	United States (Kentucky)	Coal	100	—	0.6	1.23	1.37	Underground	Metallurgical	14,000	30	2046

			394	—		5.45	4.28

(1)

The estimated recoverable proven and probable reserves represent the tons of product that can be used internally or sold to metallurgical or glass grade customers. The mining recovery is based on historical yields in each particular exploitation. We estimate our mine permitted life at last year operating levels, which can be considered average production rates under current circumstances.

(2)	Current estimated mine life in years.
(3)	Expiry date of Ferroglobe’s mining concession.
(4)

The expiry date relates to three mining permits relating to an area within Fort Klipdam, outside the area covered by the mining right. The mining right is currently subject to an administrative proceeding with the relevant mining authority. See “—South African mining rights—Fort Klipdam” below for further information on Fort Klipdam.

(5)	Production data in the United States only represents the period subsequent to the Business Acquisition on December 23, 2015.

Ferroglobe considers its Conchitina and Conchitina Segunda mines as a single mining project and intends to merge the mining concessions for these properties. Ferroglobe currently holds all necessary permits to start production for its Conchitina mine and the Annual Mining Plan was authorized by the Spanish mining authority in 2015. The 2016 Annual Mining Plan was submitted in January 2016. Though the approval has not been formally granted by the authority, we are not legally prevented from commencing mining operations in the area.

Reserves for the Conchitina mine are accordingly considered to be probable reserves. Set forth below is summary information on the Conchitina and Conchitina Segunda mines, together:

Mine	Location	Mineralization	Mining Recovery	Proven reserves Mt(1)	Probable reserves Mt(1)	Reserve grade	Mining method
Conchitina and Conchitina Segunda	Spain (O Vicedo)	Quartz	0.35	0	1.4	Metallurgical	Open-pit

(1)	Estimates of recoverable probable reserves represent the tons of product that can be used internally or which are of metallurgical grade and can be delivered to Ferroglobe’s customers.

Ferroglobe has mining rights at Cristina, Transmonte and Merlán in Spain, but none of these mines is in production and their development towards achieving mining production is currently uncertain. The Spanish mining authority has started the cancellation process for the Merlán mining right in September 2015. Ferroglobe does not consider the Venezuelan mines of La Candelaria, El Manteco and El Merey to be mining assets due to the depletion of the quartz-mineralized material and legal issues relating to the mining rights in respect of these mines.

Spanish mining concessions

Sonia

Before Ferroglobe, the mining concession belonged to Cuarzos Industriales S.A.U., which had acquired it in 1979. Ferroglobe acquired Cuarzos Industriales S.A.U., which is the owner of the properties currently mined at Sonia, along with Sonia mining concessions, in 1996 from Portuguese cement manufacturer Cimpor. The surface area covered by Sonia mining concession is 387 hectares and the concession is due to expire in 2069.

Esmeralda

The original mining concession was granted in 1999 to Cuarzos Industriales, S.A.U., the owner of the properties currently mined at Esmeralda, after proper mining research had been conducted and the mining potential of the area had been demonstrated to the relevant public authority. The surface area covered by Esmeralda mining concession is 84 hectares and the concession is due to expire in 2029.

Serrabal

The mining concession was originally granted in 1978 to Rocas, Arcillas y Minerales S.A. Ferroglobe acquired control of such company, which is the owner of the properties currently mined at Serrabal, along with Serrabal mining concession, in 2000. At present, Rocas, Arcillas y Minerales, S.A has applied for the renewal of the concession. Pursuant to an interim measure approved by the applicable mining authority, Rocas Arcillas y Minerales S.A. is permitted to continue mining operations in Serrabal indefinitely, until a final decision on the renewal of the concession is taken. If renewal were granted, the concession would expire in 2038. The surface area covered by Serrabal mining concession is 861 hectares.

Conchitina and Conchitina Segunda

The Conchitina mining concession previously belonged to Cuarzos Industriales S.A.U., which had acquired it in 1979. Ferroglobe acquired such company, along with Conchitina mining concessions, in 1996 from Portuguese cement manufacturer Cimpor. Conchitina Segunda mining concession was granted to Cuarzos Industriales S.A.U. in 1997 for a 30 year term, after proper mining research had been conducted and the mining potential of the area had been demonstrated. The Conchitina concession expired in 2009 and Cuarzos Industriales S.A.U. has applied for its renewal, also requesting the competent authority to consolidate such concession with that of Conchitina Segunda. The legal support for the consolidation request is that both mining rights apply over a unique quartz deposit. Though the approval has not been formally granted by the authority, Ferroglobe is not legally prevented from commencing mining operations in the area because the relevant authority has not issued an express declaration of expiry of the Conchitina concession. Cuarzos Industriales S.A.U. is the owner of the properties currently mined at both Conchitina and Conchitina Segunda. The surface area covered by Conchitina and Conchitina Segunda concessions is 497 hectares.

Cabanetas

The mining right granting process and tax regulations applicable to Cabanetas limestone quarry slightly differ from those applicable to the other Ferroglobe’s mines in Spain because Cabanetas classifies as quarry, not as mine. Ferroglobe is currently operating Cabanetas quarry pursuant to a permit resolution issued in 2013 by the competent mining authority, which authorized the extension of the original mining concession. The renewal is for a period of 30 years and, consequently, the concession will expire in 2043. Limestone extracted from Cabanetas quarry is meant to be used by Hidro-Nitro Española S.A. electrometallurgy plant. However, because new metallurgical techniques require low consumption of this product, most of Cabanetas limestone is generally sold to the civil engineering and construction industry. The production level of Cabanetas has fallen considerably in recent years, mainly affected by the crisis in the local construction industry.

Land ownership belongs to the entity “Mancomunidad de propietarios de Fincas Las Sierras”. Hidro-Nitro Española S.A. is the lessee of the land plot where the mining property is located pursuant to a lease agreement entered into in 1950, which was subsequently restated in 2000 and is now due to expire in 2020. The lease agreement may then be extended until 2050. To retain the lease, Hidro-Nitro Española S.A. pays the landlord an annual fee currently equal to €0.15 per ton of limestone quarried out of the mine. The quarry covers a surface area of approximately 180 hectares. The affected area by the planned exploitation during the current extension of the concession area is 6.9 hectares.

For further information regarding Spanish regulations applicable to mining concessions, as well as environmental and other regulations, see “Laws and regulations applicable to Ferroglobe’s mining operations—Spain”.

South African mining rights

SamQuarz

SamQuarz mining rights were transferred from the original owners, Glass South Africa Holdings (Pty) Ltd and Samancor Limited, to SamQuarz (Pty) Ltd in 1997. FerroAtlántica acquired control of SamQuarz, along with Samquarz mining rights, in 2012. In 2009, the Minister of Mineral Resources converted the then existing SamQuarz mining rights into new mining rights due to expire after 30 years in 2039. At the end of 2014, SamQuarz mining rights were transferred from SamQuarz (Pty) Ltd to its sole shareholder, Thaba Chueu Mining. SamQuarz (Pty) Ltd is the owner of the properties currently mined in Delmas. The total surface area covered by SamQuarz mine is 118.1 hectares.

Mahale

Mahale is a state owned land, lawfully occupied by the Mahale community. Thaba Chueu Mining (Pty.), Ltd., Ferroglobe’s subsidiary, currently leases the land pursuant to an agreement with Majeje Traditional Authority and runs mining operations on the area pursuant to mining rights owned by the state and licensed to it. The latest mining right license was granted by the Department of Mineral Resources in December 2014 and is currently being registered at the mining titles deeds office. The license is for a 20 year period and will expire in 2035. The total surface area covered by Mahale mine is 329.7 hectares. The agreement for the lease of the land between Thaba Chueu Mining (Pty.), Ltd. and Majeje Traditional Authority will be in force for the entire duration of the mining right or as long as it is economically viable for the lessee to mine. Under the lease agreement, a monthly rent of ZAR1,500 is paid to the lessor and is reviewed annually to reflect increases in the consumer price index.

Roodeport

Roodeport mining right is held by Silicon Smelters (Pty.), Ltd., Ferroglobe’s subsidiary, and will expire in 2028. In 2009, Silicon Smelters (Pty.), Ltd. applied for a conversion of the mining right into a new mining right under the Mineral and Petroleum Resources Development Act (“MPRDA”), entered into force in 2004. Although the license has not yet been approved by the competent authority, the company is permitted to mine while waiting for the finalization of the application. Pursuant to the mining right, Silicon Smelters (Pty.), Ltd. is entitled to mine quartz as long as it is economically viable (i.e. for the duration of the mine). The total surface area covered by Roodeport mine is 19.5 hectares. The mining area covers the cobble and block areas. The land in which Roodeport mine is located is owned by Alpha Sand which also conducts all mining operations as a contractor for Silicon Smelters (Pty.), Ltd. An agreement is in place whereby Alpha Sand operates the mine and Silicon Smelters (Pty.), Ltd. purchases the quartz mined from Alpha Sand based on Silicon Smelters (Pty.), Ltd.’s quartz requirements and at prices that are reviewed annually on the basis of increases in production costs and diesel fuel. The agreement with Alpha Sand will terminate at the expiry of the mining right or when it is no longer economically viable to mine quartz in the area.

Fort Klipdam

The land is owned by Silicon Smelters (Pty.), Ltd., which filed a mining right application that was rejected on the basis of the alleged inadequacy of the mine social and labor plan (SLP). An appeal has been filed by Silicon Smelters (Pty.), Ltd. Pending a decision on the appeal, mining operations may only be conducted on an area located outside the area covered by the mining right, pursuant to three mining permits granted to Silicon Smelters (Pty.), Ltd that will expire in 2017. The total surface area covered by Fort Klipdam mine, including both the mining permits and the mining right, is 640.9 hectares.

For further information regarding South African regulations applicable to mining concessions, as well as environmental and other regulations, see “Laws and regulations applicable to Ferroglobe’s mining operations—South Africa”.

French mining rights

Soleyron

Of the overall Soleyron mine area, FerroPem S.A.S., Ferroglobe’s subsidiary, owns 7.5 hectares and the Saint-Hippolyte de Montaigu Municipality owns the remaining 12.9 hectares. In February 2015, FerroPem S.A.S. entered into a lease and royalty agreement with the Municipality with a validity of five years. The effective date of the agreement and the relevant term coincide with the effective date and the term of the prefectural authorization renewal, which was granted to FerroPem S.A.S. in March 2015 and is due to expire in 2020. Pursuant to this agreement, FerroPem S.A.S. pays to the municipality on an annual basis: (i) a fixed allowance for the lease of the land, and (ii) variable royalties on the basis of tons of quartz produced. In addition, FerroPem S.A.S had to provide financial guarantees through an insurance company for an amount of €146,300. Such amount has been defined in the prefectural authorization as the amount needed for the land remediation.

United States mining rights

Coal

As of December 31, 2015, we had four active coal mines (one surface mine and three underground mines), located in Kentucky. We also had eight inactive permitted coal mines available for extraction located in Kentucky and Alabama. All of our coal mines are leased and the remaining term of the leases range from 2 to 40 years. The majority of the coal production is consumed internally in the production of silicon metal and silicon-based alloys. At December 31, 2015, we estimate our proven and probable reserves to be approximately 16,356,000 tons with an average permitted life of approximately 35 years at present operating levels. Present operating levels are determined based on a three-year annual average production rate. Reserve estimates were made by our geologists, engineers and third parties based primarily on drilling studies performed. These estimates are reviewed and reassessed from time to time. Reserve estimates are based on various assumptions, and any material changes in these assumptions could have a material impact on the accuracy of our reserve estimates.

We currently have two coal processing facilities, one of which is inactive. The active facility processes approximately 720,000 tons of coal annually, with a capacity of 2,500,000 tons. The average coal processing recovery rate is approximately is 65%.

Quartzite

We have an open-pit quartz mining operation in Billingsly, Alabama, which includes two wash-plant facilities. Also, we have a concession to mine quartzite in Saint-Urbain, Québec (we are not the operator of the mine; we utilize the services of a third party miner to extract the quartzite). These mines supply our North American operations with a substantial portion of their requirements for quartzite.

Laws and regulations applicable to Ferroglobe’s mining operations

Spain

In Spain, mining concessions have an average term of 30 years and are extendable for additional 30-year terms, up to a maximum of 90 years. At the end of each 30 year period, in order to extend the concession term, the concessionaire must file an application with the competent public authority. The application, which must be filed three years prior to the expiration of the concession term, must be accompanied by a detailed report demonstrating the continuity of mineral deposit and the technical ability to extract it, as well as reserve estimates, an overall mining plan for the term of the concession and a detailed description of extraction and treatment techniques. The renewal process is straightforward for a mining company that has been mining the concession regularly, and the main impediments to renewal are a lack of mining activity and legal conflicts. Every year, in January, in order to maintain the validity of the mining concession, an annual mining plan must be submitted to the competent public authority. This document must detail the work to be developed during the year.

As regards environmental requirements applicable to Ferroglobe’s mining operations in Spain, each of Serrabal, Esmeralda, Conchitina and Conchitina Segunda is subject to an “environmental impact statement”, issued by the competent environmental authority and specifically tailored to the environmental features of the relevant mine. The environmental impact statement requires compliance with high environmental standards and is based on the environmental impact study performed by the mining concession applicant in connection with each mining project. It is the result of a consultation process involving several public administrations, including cultural, archaeology, landscape, urbanistic, health, agriculture, water and industrial administrations. The statement sets forth all conditions to be fulfilled by the applicant to ensure that the relevant mining project is environmentally viable, including in connection with the protection of air, water, soil, flora and fauna, landscape, cultural heritage, restoration and the interaction among such elements. The statement refers exclusively to mining activities, auxiliary facilities and heap carried out in a determined perimeter of each mine, identified in the same statement. A program of surveillance and environmental monitoring is also included in the statement and the competent authority regularly verifies compliance with it.

Sonia is only subject to a “restoration plan” which provides for less stringent environmental requirements compared to environmental impact statements and is mainly aimed at ensuring that the new areas generated as result of the mining activity are properly restored in an environmentally friendly manner. The restoration plan is submitted by the mining concession applicant for the approval of the relevant authority together with the mining project for the area. Information about the exploitation project, including area of operation, annual production, method and operating system, designed top and bottom level of the pit, is included in the restoration plan.

All mines, with the exception of Cabanetas, also need to obtain from the competent public administration an authorization for the discharge of the water used at the mine, which authorization is subject to certain conditions, including performing analysis on the water before any such discharge is made. In addition, when presenting to the competent mining authorities its annual mining plans in connection with its Spanish mines, with the exception of Cabanetas, Ferroglobe must include an environmental report describing all environmental actions carried out during the year. Authorities are able to oversee such actions upon their annual inspections. Because Cabanetas classifies as a quarry and not as a mine, environmental requirements are generally less stringent. Cabanetas environmental license is included in the mining permit and is formalized in the annual work plan and the annual restoration plan approved by the mining authority.

The main recurring payment obligation in connection with Ferroglobe’s mines in Spain relates to a tax payable annually, calculated on the basis of the budget included in the relevant annual mining plan provided to the authority. In addition, with the exception of Cabanetas, a small surface tax is paid annually to the administration on the basis of the mine property extension. A levy also applies to water consumption at each mine property which is paid at irregular intervals, whenever the relevant public administration requires it.

South Africa

In South Africa, mining rights are valid for a maximum of 30 years and may be renewed for further periods of up to 30 years per renewal. Prior to granting and renewing a mining right, the competent authority must be satisfied with the technical and financial capacity of the intended mining operator and the mining work programme according to which the operator intends to mine. In addition, a species rescue, relocation and re-introduction plan must be developed and implemented by a qualified person prior to commencement of excavation, a detailed vegetation and habitat and rehabilitation plan must be developed by a qualified person and a permit must be obtained from South African Heritage Resource Agency prior to commencement of excavations. The mining right holder must also compile a labor and social plan for its mining operations and comply with certain additional regulatory requirements relating to, among other things, human resource development, employment equity, housing and living conditions and health and safety of employees, and the usage of water, which must be licensed.

It is a condition of the mining right that the holder shall dispose of all minerals and products derived from exploitation of the mineral at competitive market prices which shall mean, in all cases, non-discriminatory prices or non-export parity prices. If the minerals are sold to any entity which is an affiliate or non-affiliate agent or subsidy of the mining right holder, or is directly or indirectly controlled by the holder, such purchaser must unconditionally undertake in writing to dispose of the minerals and any products from the minerals and any products produced from the minerals, at competitive market prices. The mining right, a shareholding, an equity, an interest or participation in the right or joint venture, or a controlling interest in a company, close corporation or joint venture, may not be encumbered, ceded, transferred, mortgaged, let, sublet, assigned, alienated or otherwise disposed of without the written consent of the Minister of Mineral Resources, except in the case of a change of controlling interest in listed companies.

Environmental requirements applicable to mining operations in South Africa are mostly set out in MPRDA, entered into force in 2004. Pursuant to MPRDA, in order to obtain reconnaissance permissions as well as actual mining rights, applicants must have in place an approved environmental management plan, pursuant to which, among other things, all boreholes, excavations and openings sunk or made during the currency of the mining right must be sealed, closed, fenced and made safe by the mining operator. MRPDA further requires mining right applicants to conduct an environmental impact assessment on the interested area and submit an environmental management programme setting forth, inter alia, baseline information concerning the affected environment to determine protection, remedial measures and environmental management objectives, and describing the manner in which the applicant intends to modify, remedy, control or stop any action, activity or process which causes pollution or environmental degradation, contain or remedy the cause of pollution or degradation and migration of pollutants and comply with any prescribed waste standard or management standards or practices. In addition, applicants must provide sufficient insurance, bank guarantee, trust fund or cash to ensure the availability of sufficient funds to undertake the agreed work programmes and for the rehabilitation, management and remediation of any negative environmental impacts on the interested areas. Holders of a mining right must conduct continuous monitoring of the environmental management plan, conduct performance assessments of the plan and compile and submit a performance assessment report to the competent authority, the frequency of which must be as approved in the environmental management programme, or every two years or as otherwise agreed by the authority in writing. Mine closure costs are evaluated and reported on an annual basis, but the actual costs only apply at mine closure. Further environmental requirements apply in connection with health and safety matters, waste management and water usage.

The mining right holder must also be in compliance with an important governmental regulation called Black Economic Empowerment (“BEE”), a program launched by the South African government to redress certain racial inequalities. In order for a mining right to be granted, a mining company must agree on certain BEE related conditions with the Department of Mineral and Petroleum Resources. Such conditions relate to, among other things, company’s ownership and employment equity and require the submission of a social and labour plan. Failure to comply with any of these BEE conditions may have an impact on, inter alia, the ability of the mining company to retain the mining right or obtain its renewal upon expiry. In addition, on an annual basis, companies subject to BEE must conduct a BEE rating audit on several aspects of the business, including black ownership, management control, employment equity, skills development, preferential procurement, enterprise development and socio economic development. Poor performance on the BEE rating audit may have a negative impact on the company’s ability to do business with other companies, to the extent that a company’s low rating is likely to reduce the rating of its business partners.

Mining rights are subject to payments of royalties to the tax authority (South African Revenue Services). Such payments are generally made by June 30, December 31 and upon approval of the concessionaire’s financial statement every year.

France

In France, mining rights are subject to a prefectural authorization. The authorization provides details of all requirements, including environmental requirements, that the mining operator and its subcontractors must comply with to operate the mine. Such requirements mainly concern archeology, water protection, air pollution, control of noise, visual impact and safety matters. The authorization also contains the requirements relating to the remediation of the land after the end of the mining operations, including the provision of adequate financial guarantees by the mining operator. Mines are regularly inspected by the administration and local environmental commissions, comprising representatives of the relevant municipality, administration, several associations and the mining operator, which are set up and must meet at least once a year.

United States

The Coal Mine Health and Safety Act of 1969 and the Federal Mine Safety and Health Act of 1977 impose stringent safety and health standards on all aspects of mining operations. Also, the state of Kentucky in which we operate has state mine safety and health regulations. The Mine Safety and Health Administration (“MSHA”) inspects mine sites and enforces safety regulations and the Company must comply with ongoing regulatory reporting to MSHA. Numerous governmental permits, licenses or approvals are required for mining operations. In order to obtain mining permits and approvals from state regulatory authorities, we must submit a reclamation plan for restoring, upon the completion of mining operations, the mined property to its prior or better condition, productive use or other permitted condition.

New mining project in Mauritania

In 2013, we signed an option to purchase two exploration permits relating to a 2,000 square kilometer area located in northern Mauritania, approximately 250 kilometers from Nouadhibou harbor. We have contracted exploration activity under both permits and will contract to carry out additional exploration activities once we have acquired the mining exploitation rights in respect of this location.

Customers and markets

In the energy segment (which excludes the hydroelectric plants located in France), Ferroglobe delivers all the electricity it produces in Spain to the Spanish national grid and sells it in the Spanish wholesale market.

The following table details the breakdown of Ferroglobe’s revenues2 from its electrometallurgy segment by geographic market for the years ended December 31, 2015, 2014 and 2013.

[2]

The Company was formed with the consummation of the Business Combination on December 23, 2015. FerroAtlántica is the Company’s “Predecessor” for accounting purposes. Therefore, the results of the Company for the 2015 fiscal year are composed of the results of: Ferroglobe PLC for the period beginning February 5, 2015 (inception of the Company) to December 31, 2015; FerroAtlántica, the Company’s “Predecessor,” for the twelve month period ended December 31, 2015; and Globe for eight day period ended December 31, 2015. The data and results of previous fiscal years correspond exclusively to FerroAtlántica the Company’s “Predecessor,” unless otherwise expressly stated.

($ millions)	December 31, 2015	December 31, 2014	December 31, 2013
Europe
Spain	194.9	257.0	247.8
Germany	231.0	238.6	253.8
Italy	120.0	146.2	111.8
Rest of Europe	314.1	302.2	285.9
Total revenues in Europe	860.0	944.0	899.3
United States of America	208.4	201.3	165.8
Rest of the World	221.6	271.8	326.6

Total	1,290.0	1,417.1	1,391.7

For the twelve months ended December 31, 2015, Ferroglobe’s ten largest customers accounted for approximately 40% of Ferroglobe’s consolidated revenue and none of them accounted for more than 10% of Ferroglobe’s consolidated revenue. Ferroglobe’s sales to these customers are mainly governed by contracts that are currently in force. Please note that as a result of the Business Combination the proportion of revenue by country and by largest customer will be impacted in the future.

Sales and marketing activities

Ferroglobe sells its products under contracts which generally have durations of one to three years for silicone producers, and between three months to one year for steel and aluminum producing customers. All contracts generally include a volume framework and price formula based on the spot market price and other elements, including production costs and premiums. Ferroglobe also makes spot sales to customers with which it does not have a contract as well as through quarterly agreements at prices that generally reflect market spot prices. In addition, Ferroglobe sells certain high quality products at prices that are not directly correlated with the market prices for the metals or alloys from which they are composed. Some of Ferroglobe’s customer contracts contain provisions relating to the purchase of minimum volumes of products.

The vast majority of Ferroglobe’s products are sold directly by its own sales force located in Spain, France, United States, and Germany, as well as in all of the countries in which Ferroglobe operates. Prior to the Business Combination with Globe, almost all sales in the United States were intermediated through local exclusive agents pursuant to standardized contractual arrangements. Some sales to primary and secondary aluminum manufacturers and silicone producers were direct. In Italy and the U.K., sales of products other than silicon metal are intermediated through local exclusive agents.

Ferroglobe maintains credit insurance for the majority of its customer receivables to mitigate collection risk.

Competition

The most significant factors on which players in the silicon metal, manganese- and silicon-based alloys and specialty metals markets compete are price, consistency of the chemical and physical specifications over time and reliability of supply.

The silicon metal, manganese- and silicon-based alloys and specialty metals markets are highly competitive, global markets, in which suppliers are able to reach customers across different geographies, and in which local presence is generally a minor advantage. In the silicon metal market, Ferroglobe’s primary competitors include Chinese producers, which have production capacity that exceeds total global demand. Aside from Chinese producers, Ferroglobe’s competitors include Elkem, a Norwegian manufacturer of silicon metal, ferrosilicon, foundry products, silica fumes, carbon products and energy, Rima, a Brazilian silicon metal and ferrosilicon producer, and Rusal, a Russian company that is a leading global aluminum and silicon metal producer.

In the manganese and silicon alloys market, Ferroglobe’s competitors include South32 (formerly BHP Billiton), a global mining company with operations in Australia and South Africa, Vale, a mining and metals group based in Brazil, Eramet, a French mining and metallurgical group, Privat Group, a Ukrainian company with operations in Australia, Ghana and Ukraine, Elkem and CHEMK Industrial Group, a Russian conglomerate which is one of the largest silicon-based alloy producers in the world.

Ferroglobe strives to be a highly efficient, low cost producer, offering competitive pricing and engaging in manufacturing processes that capture most of its production by-products for reuse or resale. Additionally, through the vertical integration of its quartz mines in Spain, the United States, Canada and South Africa, its metallurgical coal mined in the United States and tree plantations in South Africa to obtain wood with which to produce charcoal, Ferroglobe has ensured access to some of the high quality raw materials that are essential in the silicon metal, manganese- and silicon-based alloy and specialty metals production process, and has been able to gain a competitive advantage over some of its competitors because it has reduced the contribution of these raw materials to its cost base.

Industry and market data

The statements and other information contained in this section “—Business of Ferroglobe and certain information about Ferroglobe” regarding market data and Ferroglobe’s competitive position and market share are based on the reports periodically published by a leading metals industry consultant and leading metals industry publications and information centers, as well as on the estimates of Ferroglobe’s management.

Research and Development (R&D)

Ferroglobe focuses on continually developing its technology in an effort to improve its products and production processes. FerroAtlántica’s research and development division coordinates all the research and development activities within Ferroglobe. Ferroglobe also has cooperation agreements in place with various universities and research institutes in Spain, France and other countries around the world. For the twelve months ended December 31, 2015, 2014 and 2013, Ferroglobe spent $11.1 million, $11.2 million and $7.0 million, respectively, on research and development projects and activities. Set forth below is a description of Ferroglobe’s significant ongoing research and development projects.

ELSA electrode

Ferroglobe has internally developed a patented technology for electrodes used in silicon metal furnaces, which it has been able to sell to several major silicon producers globally. This technology, known as the ELSA electrode, improves the energy efficiency in the production process of silicon metal and eliminates contamination with iron. Ferroglobe has granted these producers the right to use the ELSA electrode against payment to Ferroglobe of royalties.

Solar Grade Silicon

Ferroglobe’s Ferrosolar Project involves the production of solar grade silicon metal with a purity above 99.9999% through a new, potentially cost-effective, electrometallurgical process, instead of the traditional chemical process, which tends to be costly and involves high energy consumption and potentially environmentally hazardous processes. The new technology, entirely developed by Ferroglobe at its research and development facilities in Spain and France, aims to reduce the costs and energy consumption associated with the production of solar grade silicon.

Ferroglobe has already started production of solar grade silicon metal through this new process in a prototype factory, and sells the small amounts it produces to manufacturers of solar wafers. A pre-industrial site plant is under analysis and consideration for the production of 1,500-3,000 tons of solar grade silicon annually.

Capital expenditures

Ferroglobe’s capital expenditures for 2015, 2014 and 2013 were $68.9 million, $54.0 million and $40.0 million, respectively. Principal capital expenditures during these periods were for the refurbishing of Ferroglobe’s Mangshi silicon metal plant in China, research and development activities and maintenance and improvement works at Ferroglobe’s plants and mines.

In fiscal year 2015, FerroAtlántica had $68.9 million of capital expenditure, primarily relating to:

•	$44.1 million for various repairs and replacements of equipment in all the 15 factories worldwide;

•	$11.6 million for the addition of 19 MW of annual capacity to FerroAtlántica’s existing hydroelectric power plants;

•	$4.7 million for the development project of a silicon metal plant in Québec, Canada;

•	$7.5 million in various R&D projects;

•	$1 million for the purchase of hyperfine re-melting furnaces in France and South Africa.

Ferroglobe finances these capital expenditures mainly from cash generated by its operating activities, and to a lesser extent, where applicable, from its existing credit facilities.

Proprietary rights and licensing

The majority of Ferroglobe’s intellectual property consists of proprietary know-how and trade secrets. Ferroglobe’s intellectual property strategy is focused on developing and protecting proprietary know-how and trade secrets, which are maintained through employee and third-party confidentiality agreements and physical security measures. Although Ferroglobe has some patented technology, Ferroglobe believes that its businesses and profitability do not rely fundamentally upon patented technology.

Regulatory matters

Electrometallurgy segment

Ferroglobe operates facilities worldwide, which are subject to foreign, national, regional, provincial and local environmental, health and safety laws and regulations, including, among others, those governing the discharge of materials into the environment, hazardous substances, land use, reclamation and remediation and the health and safety of Ferroglobe’s employees. These laws and regulations require Ferroglobe to obtain from governmental authorities permits to conduct its regulated activities, which permits may be subject to modification or revocation by such authorities.

Ferroglobe is subject to the risk that it has not been or will not be at all times in complete compliance with such laws, regulations and permits, although Ferroglobe is not aware of any material past or current noncompliance. Failure to comply with these laws, regulations and permits may result in the assessment of administrative, civil and criminal penalties or other sanctions by regulators, the imposition of remedial obligations, the issuance of injunctions limiting or preventing Ferroglobe’s activities and other liabilities.

Under these laws, regulations and permits, Ferroglobe could also be held liable for any and all consequences arising out of human exposure to hazardous substances or environmental damage Ferroglobe may cause or that relates to its operations or properties. Environmental, health and safety laws are likely to become more stringent in the future. Ferroglobe’s costs of complying with current and future environmental, health and safety laws, and its liabilities arising from past or future releases of, or exposure to, hazardous substances, may adversely affect Ferroglobe’s business, results of operations and financial condition.

There are a variety of laws and regulations in place or being considered at the international, national, regional, provincial and local levels of government that restrict or are reasonably likely to restrict the emission of carbon dioxide and other greenhouse gases. These legislative and regulatory developments may cause Ferroglobe to incur material costs to reduce the greenhouse gas emissions from its operations (through additional environmental control equipment or retiring and replacing existing equipment) or to obtain emission allowance credits, or result in the incurrence of material taxes, fees or other governmental impositions on account of such emissions. In addition, such developments may have indirect impacts on Ferroglobe’s operations, which could be material. For example, they may impose significant additional costs or limitations on electricity generators, which could result in a material increase in energy costs.

Some environmental laws assess liability on current or previous owners or operators of real property for the cost of removal or remediation of hazardous substances. In addition to cleanup, cost recovery or compensatory actions brought by foreign, national, provincial and local agencies, neighbors, employees or other third parties could make personal injury, property damage or other private claims relating to the presence or release of hazardous substances. Environmental laws often impose liability even if the owner or operator did not know of, or was not responsible for, the release of hazardous substances. Persons who arrange for the disposal or treatment of hazardous substances also may be responsible for the cost of removal or remediation of these substances. Such persons can be responsible for removal and remediation costs even if they never owned or operated the disposal or treatment facility. In addition, such owners or operators of real property and persons who arrange for the disposal or treatment of hazardous substances can be held responsible for damages to natural resources.

For a summary of regulatory matters applicable to Ferroglobe’s mining operations, see “Laws and regulations applicable to Ferroglobe’s mining operations”.

Energy Segment

Ferroglobe operates hydroelectric plants in Spain and France, which are subject to energy, environmental, health and safety laws and regulations, including those governing the health and safety of Ferroglobe’s employees, the generation of electricity and the use of water and river basins. These laws and regulations require Ferroglobe to obtain from governmental authorities permits to conduct its activities, which permits may be subject to modification or revocation by these authorities.

Additionally, Ferroglobe’s energy operations are subject to government regulation. In Spain, the regulatory framework applicable to electricity producers underwent significant changes in 2013. The regulatory framework previously applicable to renewable energies was abolished, and a new regulatory framework was established through the enactment of Royal Decree-Law 9/2013 of July 13, taking certain urgent measures to guarantee the financial stability of the Spanish electrical system. The development of this new framework continued with the passing of the new Electricity Industry Law 24/2013 in Spain in December 2013, and was completed with the enactment of Royal Decree 413/2014 of June 6, which regulates electricity generation activities using renewable energy sources, co-generation and waste, and Order IET/1045/2014 of June 16, approving the compensation parameters for standard facilities applicable to certain production facilities based on renewable energy sources, co-generation and waste. This regulation established a new compensation scheme based on two concepts: remuneration for investments based on installed capacity, and remuneration for operation based on the energy produced. The first one guarantees a “reasonable return” on the investments, and the second one covers the operating cost of those technologies for which operating cost exceeds market revenues. As a result, since July 2013, Ferroglobe has sold the electricity it generates in Spain at market prices rather than at guaranteed prices that provided a premium above market prices, with the exception of energy generated by the Novo Pindo plant in Galicia, which continues to receive a premium that is considerably lower than the premium it received under the prior regulatory framework. It is expected that new regulations will allow Ferroglobe to continue to participate in ‘ancillary services’ markets.

Seasonality

Electrometallurgy segment

Due to the cyclicality of energy prices and the energy-intensive nature of the production processes for silicon metal, manganese- and silicon-based alloys and specialty metals, Ferroglobe does not operate its electrometallurgy plants during certain periods or times of day when energy prices are at their peak. For example, in China, Ferroglobe’s subsidiary shuts down operations during the dry season, from January through May. Demand for Ferroglobe’s manganese- and silicon-based alloy and specialty metals products is lower during these periods as its customers also suspend their energy-intensive production processes involving Ferroglobe’s products. As a result, sales within particular geographic regions are subject to seasonality.

The seasonality of Ferroglobe’s operations is reflected in its borrowings, with its subsidiaries repaying borrowings between December and March, and increasing borrowings from April through November in geographies other than China. In China, Ferroglobe’s subsidiary increases borrowings to build up inventories during the dry season so that they are available for production during the wet season.

Energy segment

Ferroglobe’s hydroelectric power generation is dependent on the amount of rainfall in the regions in which its hydropower projects are located, which varies considerably from season to season.

C.	Organizational structure.

For a list of subsidiaries and ownership structure see Note 2 in the consolidated financial statements.

D.	Property, Plant and Equipment.

See “Item 4.B—Business Overview”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Introduction

The following “management’s discussion and analysis” should be read in conjunction with the consolidated financial statements of Ferroglobe for the years ended December 31, 2015, 2014 and 2013 included in this annual report. This discussion includes forward-looking statements, which, although based on assumptions that Ferroglobe considers reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those expressed or implied by the forward-looking statements. See “Cautionary Statements Regarding Forward-Looking Statements”, and for a discussion of risks and uncertainties facing Ferroglobe, you should also see “Risk Factors” of this annual report.

The consolidated financial statements of Ferroglobe included in this annual report were translated from Euro (functional currency) to U.S. dollars. In accordance with IAS 21—The Effects of Changes in Foreign Exchange Rates, Ferroglobe’s consolidated income statements for the years ended December 31, 2015, 2014 and 2013 have been translated from Euro into U.S. dollars using the rate of $1.1099, $1.3285 and $1.3281, respectively, to one Euro, each of which is the average prevailing during the applicable fiscal year of the daily euro foreign exchange reference rates as published by the European Central Bank and Ferroglobe’s consolidated balance sheets as of December 31, 2015 and 2014 have been translated from Euro into U.S. dollars using the rate of $1.0887 and $1.2141, respectively, to one Euro, each of which is the Euro foreign exchange reference rate at the end of such date as published by the European Central Bank.

The Company’s business started with the consummation of the Business Combination on December 23, 2015. FerroAtlántica is the Company’s “Predecessor” for accounting purposes. Therefore, the results of the Company for the 2015 fiscal year are composed of the results of:

•	Ferroglobe PLC for the period beginning February 5, 2015 (inception of the entity) as of and ended December 31, 2015;

•	FerroAtlántica, the Company’s “Predecessor,” for the twelve month period ended December 31, 2015; and

•	Globe for eight day period ended December 31, 2015.

The data and results of previous fiscal years correspond exclusively to the Predecessor, unless otherwise expressly stated. Accordingly, all the data in this section that refers to production, sales, purchases, costs, or any other item that is related to annual results will correspond to the same composition as the results of the Company, i.e. nearly exclusively FerroAtlántica’s data.

The statement of financial position reflects the balance sheet of the total combined Company as of December 31, 2015. The balance sheet for 2014 and prior years, if applicable, corresponds exclusively to the Predecessor, FerroAtlántica. Accordingly, all data presented that corresponds to an as of date of December 31, 2015, including production capacity, mining reserves or other disclosures related to the balance sheet correspond to the combined Company and to FerroAtlántica for previous years.

Overview

Ferroglobe PLC is the parent company of an English multinational group operating globally in the silicon metal, silicon- and manganese-based alloy and other specialty metals industries, with interests in hydroelectric power in Spain, Argentina and France and with quartz mining activities in Spain, United States of America, Canada and South Africa and coal mining in United States of America. Ferroglobe, together with its subsidiaries (jointly, “Ferroglobe”), is a leading global silicon metal producer based on production output for 2015 and a leading global silicon-based and manganese-based alloy producers based on production output for 2015.

Ferroglobe’s business is organized into two segments: (i) electrometallurgy, and (ii) energy. Ferroglobe generates revenues and cash flows principally from the sale of silicon and ferroalloys to industrial customers. The Electrometallurgy segment includes Ferroglobe’s coal and quartz mining operations and its silicon metal and ferroalloy production, whereas the Energy segment comprises its hydroelectric power operations.

Principal Factors Affecting Our Results of Operations

Sale prices- Ferroglobe’s operating performance is highly correlated to sales prices, which are influenced by several different factors that vary across Ferroglobe’s two segments.

Manganese-based alloy prices have shown a significant correlation with the price of manganese ore. During 2015 we have seen two different trends; the first part of the year with a high demand due to the performance of the steel industry, with sustained support in prices for the manganese alloys. Since June the trend evolved to negative, with an important decrease in prices of all raw materials and specifically oil and the Manganese ore. This had an impact in the evolution of prices.

Market prices for silicon metal and silicon–based alloys has seen as similar evolution. The first part of the year had a positive evolution due to high demand on the chemical industry for silicon metal as well as a contained supply of alloys and silicon. During the second part of the year, as in manganese based alloys, there was a retreat in prices due to the oversupply and the drastic decrease of prices in raw materials and oil.

Under Ferroglobe’s pricing policy, which is aimed at reducing dependence on spot market prices, prices applied to its term contracts have a diversity of formulas ranging from prices related to spot market prices to annual or quarterly fixed prices. Ferroglobe sells certain high quality products for which pricing is not directly correlated to spot market prices.

Cost of raw materials- The key raw materials sourced by Ferroglobe are quartz, manganese ore, coal, wood and charcoal. Manganese ore is the largest component of the cost base for manganese-based alloys. In 2015, 98.2% of Ferroglobe’s total $64 million expense with respect to manganese ore fell under contractual agreements with producers of manganese ore with terms of one to three years, while the remaining 1.8% was spent to procure manganese ore from the international spot market. Coal meeting certain standards for ash content and other physical properties is used as a major carbon reductant in silicon-based alloy production. In 2015, coal represented a $101.4 million expense for Ferroglobe. Wood is both an important element for the production of silicon alloys and is used to produce charcoal, which is used as a carbon reductant at Ferroglobe’s South African subsidiary Silicon Smelters (Pty.), Ltd. Ferroglobe wood expense amounted to $44.7 million in 2015. The FerroAtlántica subsidiaries of Ferroglobe source 61.9% of their quartz needs from FerroAtlántica’s mines in Spain and South Africa, and, the Globe subsidiaries source 45% of their quartz needs from Globe’s mines in the United States of America and Canada. The French and Chinese operations source their quartz needs from third parties. Total quartz consumption in 2015 represented an expense of $71.9 million.

Power- Power constitutes the largest expense for most of Ferroglobe’s products other than manganese-based alloys. Ferroglobe focuses on minimizing energy prices and unit consumption throughout its operations by concentrating its silicon- and manganese-based alloy production during periods when energy prices are lower. In 2015, Ferroglobe’s total power consumption was 6,322 GWh, representing a total expense of $247.4 million. FerroAtlántica’s power contracts vary across its operations. In Spain, South Africa and China (which collectively represent 53% of Ferroglobe’s total power consumption in 2015), power prices are mostly spot or daily prices with important seasonal fluctuations, whereas in France and Venezuela, Ferroglobe has power contracts that provide for flat or near-flat rates for most of the year.

In Spain, FerroAtlántica receives a rebate on a portion of its energy costs in exchange for an agreement to interrupt production, and thus power usage, upon request. FerroAtlántica uses derivative financial instruments to partly hedge risks related to energy price volatility in Spain.

In France, FerroPem has traditionally had access to relatively low power prices, as it benefited from Electricité de France’s green tariff (“Tarif Vert”), and a discount thereon. The green tariffs expired in 2015 and Ferroglobe has negotiated alternative arrangements with Electricité de France for 2017, and is currently negotiating long term supply contracts with suppliers in the market place. Additionally, new regulation enacted by the National Assembly and the Government through Laws and Decrees allows FerroPem to benefit from reduced access tariffs plus rebates based on interruptibility. Furthermore, the new arrangements allow FerroPem to operate competitively on a twelve months basis, avoiding the need to stop during two months under the Tarif Vert. FerroPem is confident that the new arrangements will provide power prices comparable to past levels and with high degree of predictability going forward.

In Venezuela, FerroVen has access to low and stable power prices denominated in U.S. dollars through a long-term contract with the local power supplier, as its factories are located in the proximity of five hydroelectric power plants. In South Africa, energy prices are regulated by the National Energy Regulator (NERSA) and price increases are publicly announced in advance. In China, Ferroglobe’ subsidiary MSSI purchases energy from the grid at a set tariff. During the dry season, which runs from January through May, MSSI shuts down operations in China due to the high cost of energy.

Foreign currency fluctuation- Ferroglobe production costs are mostly dependent on local factors, with the exception of the cost of manganese ore and coal, whereas its product prices are more dependent on global factors. The relative strength of the functional currencies of Ferroglobe’s subsidiaries influences its competitiveness in the international market, most notably in the case of Ferroglobe’s Venezuelan and South African operations, which export a majority of their production to the U.S. and the European Union.

In South Africa, since 2012, the Rand has lost value against the U.S. dollar and the euro at a higher rate than its inflation differential with both the U.S. and the Eurozone, so the competitiveness of Silicon Smelters (Pty.), Ltd. (most significant subsidiary of Ferroglobe located in South Africa) production units has increased during this period.

In Venezuela, the devaluation of the Venezuelan Bolivar in February 2013 (from VEF 4.3 to 6.3 to one U.S. dollar) was insufficient to compensate for the inflation differential between Venezuela and the U.S. since 2012, resulting in a loss of $23.1 million at our Venezuelan operations in 2013. This trend resulted in a loss of $38.3 million in 2014 and $45.1 million in 2015. In 2015, inflation in Venezuela reached 180.9% and the critical state of the economy caused a shortage of raw materials and a general deterioration of operating conditions. In January 2016, the exchange rate for export companies has been fixed at VEF199 to one U.S. dollar.

The current loss of value of the euro versus the U.S. dollar has resulted in a significant price gap between U.S. dollar- and euro-denominated spot market prices for silicon metal in particular, which enhances the competitiveness of our European production units in the international markets.

Regulatory changes- Ferroglobe’s energy operations are subject to government regulation. In Spain, the regulatory framework applicable to electricity producers underwent significant changes in 2013. The regulatory framework previously applicable to renewable energies was abolished, and the foundation for a new framework was established through the enactment of Royal Decree-Law 9/2013. The development of this new framework continued with the passing of the Electricity Industry Law in Spain in December 2013, and was completed with the enactment of Royal Decree 413/2014 and Order IET/1045/2014.

As a result, since July 2013, the subsidiary FerroAtlántica, S.A.U. has sold the electricity it generates at market prices, optimizing its generation by operating during peak price hours and participating in the “ancillary services” markets rather than at guaranteed prices that provided a premium above market prices, with the exception of energy generated by the Novo Pindo plant in Galicia, which continues to receive a premium. It is expected that new regulations will allow FerroAtlántica to continue to participate in ‘ancillary services’ markets. New power supply arrangements that have been entered into in 2016 for our French plants have managed to avoid this seasonal interruption.

Critical Accounting Policies

The discussion and analysis of Ferroglobe’s financial condition and results of operations is based upon its consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. The preparation of those financial statements requires Ferroglobe to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, the disclosure of contingent assets and liabilities and related disclosure at the date of its financial statements. The estimates and related assumptions are based on available information at the date of preparation of the financial statements, on historical experience and on other relevant factors. Actual results may differ from these estimates under different assumptions and conditions. Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. The principal items affected by estimates are income taxes, business combinations, inventories, goodwill, and impairment of long-lived assets. The following are Ferroglobe’s most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all of Ferroglobe’s principal accounting policies, see Note 4 to the consolidated financial statements of Ferrglobe included elsewhere in this annual report.

Business Combinations

Ferroglobe subsidiaries have completed a number of significant business acquisitions over the past several years. Our business strategy contemplates that we may pursue additional acquisitions in the future. When we acquire a business, the purchase price is allocated based on the fair value of tangible assets and identifiable intangible assets acquired and liabilities assumed. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Goodwill as of the acquisition date is measured as the residual of the excess of the consideration transferred, plus the fair value of any non-controlling interest in the acquiree at the acquisition date, over the fair value of the identifiable net assets acquired. We generally engage independent third-party appraisal firms to assist in determining the fair value of assets acquired and liabilities assumed. Such a valuation requires management to make significant estimates, especially with respect to intangible assets. These estimates are based on historical experience and information obtained from the management of the acquired companies. These estimates are inherently uncertain and may impact reported depreciation and amortization in future periods, as well as any related impairment of goodwill or other long lived assets.

As a result of the Business Combination with Globe on December 23, 3015, some accounting policies of the Company may be reevaluated in future periods including, functional currency, segments and the allocation of goodwill to cash-generating units.

See note 5 to the accompanying audited consolidated financial statements for detailed disclosures related to our acquisitions.

Goodwill

Goodwill represents the excess purchase price of acquired businesses over fair values attributed to underlying net tangible assets and identifiable intangible assets. We test the carrying value of goodwill for impairment at a “cash generating unit” level, using a two-step approach, annually, or whenever an event occurs or circumstances change that would more likely than not reduce the fair value of a cash generating unit below its carrying amount. If the fair value of a cash generating unit is less than its carrying value, this is an indicator that the goodwill assigned to that cash generating unit may be impaired. In this case, a second step is performed to allocate the fair value of the cash generating unit to the assets and liabilities of the cash generating unit as if it had just been acquired in a business combination, and as if the purchase price was equivalent to the fair value of the cash generating unit. The excess of the fair value of the cash generating unit over the amounts assigned to its assets and liabilities is referred to as the implied fair value of goodwill. The implied fair value of the cash generating unit’s goodwill is then compared to the actual carrying value of goodwill. If the implied fair value is less than the carrying value, we would be required to recognize an impairment loss for that excess. The valuation of the Company’s cash generating units requires significant judgment in evaluation of, among other things, recent indicators of market activity and estimated future cash flows, discount rates and other factors. The estimates of cash flows, future earnings, and discount rate are subject to change due to the economic environment and business trends, including such factors as raw material and product pricing, interest rates, expected market returns and volatility of markets served, as well as our future manufacturing capabilities, government regulation and technological change. We believe that the estimates of future cash flows, future earnings, and fair value are reasonable; however, changes in estimates, circumstances or conditions could have a significant impact on our fair valuation estimation, which could then result in an impairment charge in the future.

Long-Lived Assets

In order to ascertain whether its assets have become impaired, Ferroglobe compares their carrying amount with their recoverable amount at the end of the reporting period, or more frequently if there are indications that the assets might have become impaired. Where the asset itself does not generate cash flows that are independent from other assets, Ferroglobe estimates the recoverable amount of the cash-generating unit to which the asset belongs. Recoverable amount is the higher of fair value and value in use, which is the present value of the future cash flows that are expected to be derived from continuing use of the asset and from its ultimate disposal at the end of its useful life, discounted at a pre-tax rate which reflects the time value of money and the risks specific to the business to which the asset belongs.

If the recoverable amount of an asset or cash-generating unit is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount, and an impairment loss is recognized as an expense under “net impairment losses” in the consolidated income statement. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment is recognized as “other income” in the consolidated income statement. The basis for depreciation or amortization is the carrying amount of the assets, deemed to be the acquisition cost less any accumulated impairment losses.

During 2015, the Company tested the long-lived assets for impairment of subsidiaries with uncertain cash flows. The Company announced plans in December 2015 to abandon the development of a silicon metal factory in Quebec, Canada (FerroQuebec) as a result of unfavorable market conditions and management’s decision to optimize production capacity at existing operations. As a result, the Company impaired the long-lived assets and took an impairment charge of $4,707,000 related to $561,000 of Intangibles assets and $4,146,000 for Property, plant and equipment.

During 2015, the Company abandoned plans related to the Ganzi project in China to build a silicon metal factory as a result in difficulty in obtaining the necessary permits and unfavorable market conditions. As such, the Company impaired the long-lived assets and took an impairment charge of $9,282,000, comprised of $4,040,000 for Intangibles assets and $5,242,000 for Property, plant and equipment.

                   During 2015, the Company idled its silicon metal production facility located in MangShi, China (MangShi). This decision was made as a result of a global decline in silicon metal demand and pricing. Chinese competitors are importing silicon metal, primarily into Europe, at sales prices lower than MangShi’s cost of production. Therefore, management has determined that until such time as the output of MangShi can profitably compete in the global silicon market the facility should remain idle. Management has initiated plans to determine strategic alternatives for the facility, including but not limited to, marketing the facility for sale. As the future cash flows are uncertain, an impairment analysis was performed by the Company’s management with assistance from a third-party valuation specialist. It has been determined that the highest and best use of the facility would be to scrap the assets and sell the land along with certain multi-purpose buildings. Therefore, the associated long-lived assets were impaired by $36,985,000 ($773,000 for Intangibles assets and $36,212,000 for Property, plant and equipment). The remaining fair value of MangShi’s long-lived assets is $11,306,000 which depending on the future market conditions, may be subject to further impairment in future periods.

Inventories

Cost of inventories is determined by the average cost method. Inventories are valued at the lower of cost or market value. Circumstances may arise (e.g., reductions in market pricing, obsolete, slow moving or defective inventory) that require the carrying amount of our inventory to be written down to net realizable value. We estimate market and net realizable value based on current and future expected selling prices, as well as expected costs to complete, including utilization of parts and supplies in our manufacturing process. We believe that these estimates are reasonable; however, future market price decreases caused by changing economic conditions, customer demand, or other factors could result in future inventory write-downs that could be material.

Income Taxes

The current income tax expense incurred by Ferroglobe subsidiaries on an individual basis is determined by applying the applicable tax rate to the taxable profit for the year, calculated on the basis of accounting profit before tax, increased or decreased, as appropriate, by the permanent differences arising from the application of tax legislation and by the elimination of any tax consolidation adjustments, taking into account tax relief and tax credits. The consolidated income tax expense is calculated by adding together the expense recognized by each of the consolidated subsidiaries, increased or decreased, as appropriate, as a result of the tax effect of consolidation adjustments for accounting purposes.

Ferroglobe’s deferred tax assets and liabilities include temporary differences measured at the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled. Deferred tax liabilities are recognized for all taxable temporary differences, except for those arising from the initial recognition of goodwill. Deferred tax assets are recognized to the extent that it is considered probable that Ferroglobe will have taxable profits in the future against which the deferred tax assets can be utilized. The deferred tax assets and liabilities recognized are reassessed at each reporting date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

Significant judgment is required in determining income tax provisions and tax positions. Ferroglobe may be challenged upon review by the applicable taxing authorities, and positions taken may not be sustained. The accounting for uncertain income tax positions requires consideration of timing and judgments about tax issues and potential outcomes and is a subjective estimate. In certain circumstances, the ultimate outcome of exposures and risks involves significant uncertainties. If actual outcomes differ materially from these estimates, they could have a material impact on Ferroglobe’s results of operations and financial condition. Interest and penalties related to uncertain tax positions are recognized in income tax expense.

Results of Operations – 2015 Compared 20143

	Year ended December 31,
($ thousand)	2015	2014
Sales	1,316,590	1,466,304
Cost of sales	(818,736)	(889,561)
Other operating income	15,751	6,891
Staff costs	(205,869)	(218,043)
Other operating expenses	(200,296)	(165,491)
Depreciation and amortisation charges, operating allowances and write-downs	(67,050)	(74,752)

Operating profit before impairment losses, net loss due to changes in the value of assets, (loss) gain on disposal of non-current assets and other loss	40,390	125,348

Impairment losses	(52,042)	(399)
Net loss due to changes in the value of assets	(912)	(9,472)
(Loss) gain on disposal of non-current assets	(2,214)	555
Other loss	(347)	(60)

OPERATING (LOSS) PROFIT	(15,125)	115,972

Finance income	1,096	4,771
Finance costs	(30,405)	(37,105)
Exchange differences	35,904	7,800

(LOSS) PROFIT BEFORE TAX	(8,530)	91,438

Income tax	(49,942)	(59,707)

(LOSS) PROFIT	(58,472)	31,731

Loss attributable to non-controlling interests	15,204	6,706

(LOSS) PROFIT ATTRIBUTABLE TO FERROGLOBE	(43,268)	38,437

Sales

Sales were $1,316,590,000 in 2015, a decrease of $149,714,000, or 10.2%, from $1,466,304,000 in 2014, mainly due to the impact of foreign exchange, which resulted in a decline of $259,309,000. A reduction of $22,521,000 or 45.7% in energy segment sales was due to lower energy production, which was 473,187 MWh in 2015, a 35.7% decrease as compared to 737,022 MWh in 2014, and a lower average sale price per MWh in 2015 of $56.43, a 15.50% decrease from $66.79 in 2014 due to the regulatory changes discussed above. Sales volumes for the electrometallurgy segment were 703,642 tons in 2015 (excluding fines, silica fume and other byproducts), a 0.7% decrease from 2014 sales volumes, and the average sales price in 2015 was $1,674 per ton, a 9.6% decrease.

Cost of sales

Cost of sales decreased $70,825,000, or 8%, to $818,736,000 in 2015, from $889,561,000 in 2014, mainly due to the impact of foreign exchange, which resulted in a decline of $161,254,000. Cost of sales for the electrometallurgy segment was 63.4% of total sales in 2015, compared to 62.7% in 2014. Cost of sales per ton increased for the electrometallurgy segment (excluding byproducts, fume, other products) 15.0% in Euros in 2015 due to higher costs of production in Venezuela. However, costs expressed in US dollars decreased 3.9% due to the impact of foreign exchange.

[3]

The Company was formed with the consummation of the Business Combination on December 23, 2015. FerroAtlántica is the Company’s “Predecessor” for accounting purposes. Therefore, the results of the Company for the 2015 fiscal year are composed of the results of: Ferroglobe PLC for the period beginning February 5, 2015 (inception of the Company) to December 31, 2015; FerroAtlántica, the Company’s “Predecessor,” for the twelve month period ended December 31, 2015; and Globe for eight day period ended December 31, 2015. The data and results of previous fiscal years correspond exclusively to FerroAtlántica the Company’s “Predecessor,” unless otherwise expressly stated.

Other operating income

Other operating income increased $8,860,000, or 129%, to $15,751,000 in 2014 from $6,891,000 in 2014, primarily due to $5,685,295 of grants (deferred income) received related to due to CO2 emissions by FerroAtlántica.

Staff costs

Staff costs decreased $12,174,000, or 5.6%, to $205,869,000 in 2015 from $218,043,000 in 2014, primarily due to the impact of foreign exchange which resulted in a decrease of $40,547,000. This was partially offset by an increase of $28,373,000 mainly due to social benefit increases in Venezuela and increased bonus and other social benefits at our operations in France.

Other operating expenses

Other operating expenses increased $34,805,000, or 21.0%, to $200,296,000 in 2015 from $165,491,000 in 2014, primarily due to non-recurring transaction costs related to the Business Combination.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs decreased $7,702,000, or 10.3%, to $67,050,000 in 2015 from $74,752,000 in 2014. This change is mainly due to foreign exchange, which resulted in a decrease of $13,206,000 and a year over year decrease in write-downs of inventory of $2,505,000. This was partially offset by an increase of $3,848,000 in trade receivables allowances due to certain customers have entered into delinquency, and a $4,161,000 increase in depreciation due to the increase of capital expenditure.

Impairment losses

Net impairment losses increased $51,643,000, to a loss of $52,042,000 in 2015 from a loss of $399,000 in 2014, is due to the impairment of long-lived assets at our Chinese subsidiaries Ganzi and MangShi and our Canadian subsidiary FerroQuebec, in order to adjust the carrying value to the recoverable value of these assets. The impairment corresponding to Ganzi and FerroQuebec projects is due to the decision to no longer pursue these projects that were in development stages. The impairment charge for Ganzi and FerroQuebec was $9,282,000 and $4,707,000, respectively. The impairment corresponding to Mangshi is due to the closure of this silicon metal facility indefinitely and the decision of management to market the facility for sale as a result of a downturn in global silicon metal demand and prices. As a result, an impairment charge of $36,985,000 was recorded during 2015.

Net gains/losses due to change in the value of assets

Net gains/losses due to change in the value of assets decreased $8,560,000, or 90%, to a loss of $912,000 in 2015 from a loss of $9,472,000 in 2014 due to that in 2015 have not been given the non-recurrent losses in the value assets that occurred in 2014.

Gains/losses due to disposal of non-current assets

Gains/losses due to disposal of current financial assets decreased $2,769,000, or 498.9%, to a loss of $2,214,000 in 2015 from a gain of $555,000 in 2014, due to the sale with losses of certain fixed assets (mainly, land and technical constructions) in our Chinese Subsidiary Ganzi.

Finance income

Finance income decreased $3,675,000, or 77.0%, to $1,096,000 in 2015 from $4,771,000 in 2014, due to a significant decrease in the intercompany financial position with FerroAtlántica Group’s former parent Grupo Villar Mir, which position was cancelled in full by the end of 2014. As at December 31, 2013, there were $56.0 million in loans from FerroAtlántica Group to Grupo Villar Mir outstanding. FerroAtlántica Group made several additional loans in a total amount of $90.7 million to Grupo Villar Mir between July 2014 and December 2014, which is when the intercompany financial position was cancelled in full against a portion of the dividends distributed by FerroAtlántica Group to its former sole shareholder.

Finance costs

Finance costs decreased $6,700,000, or 18.1%, to $30,405,000 in 2015 from $37,105,000 in 2014 a result of lower leverage at FerroAtlántica’s major subsidiaries, and a 12.6%, or approximately $54.4 million, reduction in quarterly average indebtedness throughout 2015 as compared to throughout 2014.

Exchange differences

Exchange differences increased $28,104,000, to $35,904,000 in 2015 from $7,800,000 in 2014, mostly due to the devaluation of the Venezuelan Bolivar in December 2015 (from VEF 49.99 to 199 to one U.S. dollar) that originated a positive exchange difference of $ 18.53 million.

Income tax

Income tax decreased $9,765,000, or 16.4%, to $49,942,000 in 2015 from $59,707,000 in 2014. This decrease is principally due to tax expense in Venezuela decreasing $19,423,000, to $16,877,000 in 2015 from $36,300,000 in 2014. The decrease in Venezuela tax is driven by FerroAtlántica’s tax position in Venezuela and the impact of the devaluation of the Venezuelan Bolivar in 2015 from VEF 49.98 to VEF 199 to one U.S. dollar. The decrease in Venezuela tax expense is partially offset by the revaluation of the tax value of certain assets.

Segment operations

We report our results in accordance with the following two segments (lines of business):

•	Electrometallurgy

•	Energy

Electrometallurgy

	Year ended December 31,
($ thousand)	2015	2014
Sales	1,289,902	1,417,094
Cost of sales	(817,875)	(887,772)
Other operating income	16,641	8,142
Staff costs	(202,585)	(213,829)
Other operating expenses	(190,034)	(148,553)
Depreciation and amortisation charges, operating allowances and write-downs	(62,201)	(69,131)

Operating profit before impairment losses, net loss due to changes in the value of assets, (loss) gain on disposal of non-current assets and other loss	33,848	105,951

Sales

Sales for the electrometallurgy segment decreased $127,192,000, or 9.0%, to $1,289,902,000 in 2015 from $1,417,094,000 in 2014. This decrease is due to the impact of foreign exchange, which resulted in a decrease in sales of $254,052,000. This was partially offset by an increase (excluding byproducts, fume, other products) in average sales prices of 9.2% in local currency compared to 2014, which increased sales by $126,860,000. Sales volumes were 703,642 tons in 2015 (excluding fines, silica fume and other byproducts), a 0.7% decrease from 2014 sales volumes.

Cost of sales

Cost of sales for the electrometallurgy segment decreased $69,897,000, or 7.9%, to $817,875,000 in 2015 from $887,772,000 in 2014. This change is due to the impact of foreign exchange, which resulted in a decrease of $161,084,000. This was partially offset by an increase in production costs of $91,187,000 mainly due to higher production costs in Venezuela.

Other operating income

Other operating income for the electrometallurgy segment increased $8,499,000, or 104.4%, to $16,641,000 in 2015 from $8,142,000 in 2014 due to $5,685,295 of grants (deferred income) received related to due to CO2 emissions by FerroAtlántica.

Staff costs

Staff costs for the electrometallurgy segment decreased $11,244,000 or 5.3% to $202,585,000 in 2015 from $213,829,000 in 2014. This change is primarily due to foreign exchange, which resulted in a decrease of $39,900,000. This was partially offset by an increase of $28,656,000 mainly due to social benefit increases in Venezuela and increased bonus and other social benefits at our operations in France.

Other operating expenses

Other operating expenses for the electrometallurgy segment increased $41,481,000, or 27.9%, to $190,034,000 in 2015 from $148,553,000 in 2014, primarily due to non-recurring transaction costs related to the Business Combination.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs for the electrometallurgy segment decreased $6,930,000, or 10.0%, to $62,201,000 in 2015 from $69,131,000 in 2014. This change is mainly due to a foreign exchange which resulted in a decrease of $12,251,000 and a decrease in write-downs of inventory of $2,505,000; and, which was partially compensated with an increase of $3,848,000 in Receivables allowances, and, on the other hand for an increase in depreciation of $3,978,000.

Energy Segment

	Year ended December 31,
($ thousand)	2015	2014
Sales	26,704	49,225
Cost of sales	(861)	(1,789)
Other operating income	251	197
Staff costs	(3,284)	(4,214)
Other operating expenses	(11,419)	(18,401)
Depreciation and amortisation charges, operating allowances and write-downs	(4,849)	(5,621)

Operating profit before impairment losses, net loss due to changes in the value of assets, (loss) gain on disposal of non-current assets and other loss	6,542	19,397

Sales

Sales for the Energy segment decreased $22,521,000, or 45.75%, to $26,704,000 in 2015 from $49,225 in 2014, as a result of lower energy production, which was 473,187 MWh in 2015, a 35.7% decrease as compared to 737,022 MWh in 2014, and a lower average sale price per MWh in 2015 of $56.43, a 15.5% decrease from $66.79 in 2014 due to the regulatory changes discussed above.

Cost of sales

Cost of sales for the energy segment decreased $928,000, or 51.9%, to $861,000 in 2015 from $1,789,000 in 2014, mainly due to a decrease in energy purchases from third parties from $4.25 million in 2014 to $1.59 million in 2015.

Staff costs

Staff costs for the Energy segment decreased $930,000, or 22.7%, to $3,284,000 in 2015 from $4,214,000 in 2014 due to fewer employees in energy division.

Other operating expenses

Other operating expenses for the Energy segment decreased $6,982,000, or 37.9%, to $11,419,000 in 2015 from $18,401,000 in 2014 due to lower fees paid to Villar Mir Energía (which are directly correlated to our sales), and lower taxes on power generation.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs for the Energy segment decreased $772,000, or 13.7% to $4,849,000 in 2015 from $5,621,000 in 2014 due to a lower amortization charges recorded in 2015 as a result of some fixed assets were fully depreciated in 2014.

Results of Operations—2014 Compared to 2013

($ thousands)	2014	2013
Sales	1,466,304	1,463,878
Cost of sales	(889,561)	(910,892)
Other operating income	6,891	36,904
Staff costs	(218,043)	(217,527)
Other operating expenses	(165,491)	(197,670)
Depreciation and amortization charges, operating allowances and write-downs	(74,752)	(79,103)

Operating profit before impairment losses, net (loss) gain due to changes in the value of assets, gain on disposal of non-current assets and other loss	125,348	95,590
Net impairment losses	(399)	(1,061)
Net (loss) gain due to changes in the value of assets	(9,472)	6,475
Gain on disposal of non-current assets	555	448
Other loss	(60)	(2,802)

Operating Profit	115,972	98,650
Finance income	4,771	2,858
Finance costs	(37,105)	(47,225)
Exchange differences	7,800	(7,677)

Profit Before Tax	91,438	46,606
Income tax	(59,707)	(24,558)

Profit	31,731	22,048
Loss attributable to non-controlling interests	6,706	6,400

Profit Attributable to Ferroglobe	38,437	28,448

Sales

Sales were $1,466,304,000 in 2014, an increase of $2,426,000, or 0.2%, from $1,463,878,000 in 2013, which was due to an increase of $25,405,000 or 1.8% in electrometallurgy segment sales. Sales volumes for the electrometallurgy segment were 708,863 tons in 2014 (excluding fines, silica fume and other byproducts), a 3.6% increase from 2013 sales volumes, and average sales prices in 2014 were $1,836 per ton, a 1.3% increase compared to 2013, which were offset by lower sales of silicon fines and other byproducts. The increase in electrometallurgy segment sales was offset by a decrease of $22,972,000 or 31.8% in energy segment sales as a result of lower energy production, which was 737,022 MWh in 2014, a 2.7% decrease as compared to 2013, and a lower average sale price per MWh in 2014 of $66.79, a 30.0% decrease from $95.37 in 2013 due to the regulatory changes discussed above.

Cost of sales

Cost of sales decreased $21,331,000, or 2.3%, to $889,561,000 in 2014, from $910,892,000 in 2013, mainly due to lower manganese ore prices and lower energy costs in Venezuela and in Spain. Cost of sales for the electrometallurgy segment was 62.65% of total sales in 2014, compared to 65.15% in 2013.

Other operating income

Other operating income decreased $30,013,000, or 81.3%, to $6,891,000 in 2014 from $36,904,000 in 2013 due to the discontinuation of the power buyback program implemented by Eskom, the state-owned monopoly utility for power generation and distribution in South Africa, during 2013, which resulted in an extraordinary income of ZAR259 million during that period.

Staff costs

Staff costs increased $516,000, or 0.2%, to $218,043,000 in 2014 from $217,527,000 in 2013 due to wage increases across Ferroglobe’s operations other than in Venezuela, as a result of collective bargaining agreements and higher bonus and retirement payments at Ferroglobe’s French subsidiary and an increase in the average annual total cost per employee from $68,297 in 2013 to $69,045 in 2014, which were offset by a $16 million reduction in staff costs in Venezuela as a result of the 2014 devaluation of the Venezuela Bolivar and a decrease in Ferroglobe’s average total workforce from 3,185 in 2013 to 3,158 in 2014.

Other operating expenses

Other operating expenses decreased $32,179,000, or 16.3%, to $165,491,000 in 2014 from $197,670,000 in 2013, $12.1 million of which was due to a decrease in costs for Ferroglobe’s Venezuelan operations due to the devaluation of the Venezuelan Bolívar in 2014, and $7.8 million of which was due to a decrease in fees paid to Villar Mir Energía (which are correlated with revenues) along with lower taxes on power generation.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs decreased $4,351,000, or 5.5%, to $74,752,000 in 2014 from $79,103,000 in 2013, due to lower amortization charges recorded in 2014 as a result of a decrease in fixed assets.

Operating profit before impairment losses, net gains/losses on disposals of non-current assets, gains/losses on disposals on non-current assets and other gains and losses

Operating profit before impairment and results on disposals increased $29,758,000, or 31.1%, to $125,348,000 in 2014 from $95,590,000 in 2013 as a result of the factors discussed above.

Net gains/losses due to change in the value of assets

Net gains/losses due to change in the value of assets decreased $15,947,000, or 246.3%, to a loss of $9,472,000 in 2014 from a gain of $6,475,000 in 2013 due to a provision for certain assets pertaining to the electrometallurgy segment located outside the European Union and a loss relating to the sale of Ferroglobe’s stake in OHL to its parent, Grupo Villar Mir, at the end of 2014, which were partly offset by a revaluation of Ferroglobe’s and Subsidiaries) forest reserves in South Africa amounting to $4.4 million in 2014, compared to $3.33 million in 2013.

Other gains/losses

Other gains/losses increased $2,742,000, or 97.9%, to a loss of $60,000 in 2014 from a loss of $2,802,000 in 2013, due to a $3.1 million loss recorded at a Spanish quartz mine subsidiary in respect of the expropriation of a portion of the land subject to Ferroglobe’s concession for occupation by a high-speed railway.

Finance income

Finance income increased $1,913,000, or 66.9%, to $4,771,000 in 2014 from $2,858,000 in 2013, due to a significant increase in the intercompany financial position with FerroAtlántica’s former parent Grupo Villar Mir, which position was cancelled in full by the end of 2014. As at December 31, 2013, there were $56.0 million in loans from FerroAtlántica to Grupo

Villar Mir outstanding. FerroAtlántica made several additional loans in a total amount of $90.7 million to Grupo Villar Mir between July 2014 and December 2014, which is when the intercompany financial position was cancelled in full against a portion of the dividends distributed by FerroAtlántica to its sole shareholder.

Finance costs

Finance costs decreased $10,120,000, or 21.4%, to $37,105,000 in 2014 from $47,225,000 in 2013 due to a reduction in average interest rates (from 6.78% in 2013 to 5.07% in 2014), as revolving credit facilities were renewed at lower rates and term loans spreads narrowed as a result of lower leverage at Ferroglobe’s major subsidiaries, and a 6%, or approximately $33 million, reduction in quarterly average indebtedness throughout 2014 as compared to throughout 2013.

Exchange differences

Exchange differences increased $15,477,000, or 201.6%, to positive $7,800,000 in 2014, mostly arising from our Chinese and Venezuelan operations, from negative $7,677,000 in 2013, arising from our Venezuelan and South African operations, due to the depreciation of the euro against the U.S. dollar, South African Rand and Chinese Yuan during 2014.

Income tax

Income tax increased $35,149,000, or 143.1%, to $59,707,000 in 2014 from $24,558,000 in 2013 due to the recording of a $36.3 million tax expense as a consequence of the impact on FerroAtlántica’s deferred tax position in Venezuela of the devaluation of the Venezuelan Bolivar in 2014 from VEF 6.3 to VEF 49.98 to one U.S. dollar, which was partly offset by the local revaluation of the tax value of certain assets allowed by local tax regulations.

Segment operations

Electrometallurgy

($ thousands)	2014	2013
Sales	1,417,094	1,391,689
Cost of sales	(887,772)	(906,469)
Other operating income	8,142	38,083
Staff costs	(213,829)	(213,355)
Other operating expenses	(148,553)	(172,808)
Depreciation and amortization charges, operating allowances and write-downs	(69,131)	(73,484)

Operating profit before impairment losses, net (loss) gain due to changes in the value of assets, gain on disposal of non-current assets and other loss	105,951	63,656

Sales

Sales for the electrometallurgy segment increased $25,405,000, or 1.8%, to $1,417,094,000 in 2014 from $1,391,689,000 in 2013 due to a 3.6% increase in sales volumes from to 708,863 tons in 2014 (excluding silicon fines, silica fume and other byproducts), and a $1,836 per ton, or 1.33%, increase in average sale prices from 2013 to 2014, which were offset by lower sales of silicon fines and other byproducts.

Cost of sales

Cost of sales for the electrometallurgy segment decreased $18,697,000, or 2.1%, to $887,772,000 in 2014 from $906,469,000 in 2013 due to lower manganese ore prices and lower energy costs in Venezuela and in Spain. Cost of sales for the electrometallurgy segment was 62.65% of total sales in 2014, compared to 65.15% in 2013.

Other operating income

Other operating income for the electrometallurgy segment decreased $29,941,000, or 78.6%, to $8,141,000 in 2014 from $38,083,000 in 2013 due to the discontinuation of the power buyback program implemented by Eskom, the state-owned power utility in South Africa, during 2013, which resulted in an extraordinary income of ZAR259 million during that period.

Staff costs

Staff costs for the electrometallurgy segment increased $474,000 or 0.2% to $213,830,000 in 2014 from $213,355,000 in 2013 due to wage increase across Ferroglobe’s operations other than in Venezuela associated with collective bargaining agreements and higher bonus and retirement payments at Ferroglobe’s French subsidiary, which were offset by a $16 million decrease in staff costs in Venezuela as a result of the 2014 devaluation of the Venezuela Bolívar.

Other operating expenses

Other operating expenses for the electrometallurgy segment decreased $24,255,000, or 14.0%, to $148,553,000 in 2014 from $172,808,000 in 2013 as a result of a decrease of $12.1 million in expenses with respect to Ferroglobe’s operations due to the devaluation of the Venezuelan Bolívar in 2014.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs for the electrometallurgy segment decreased $4,353,000, or 5.92%, to $69,131,000 in 2014 from $73,484,000 in 2013 due to lower amortization charges recorded in 2014 as a result of a decrease in fixed assets.

Energy

($ thousands)	2014	2013
Sales	49,225	72,196
Cost of sales	(1,789)	(4,423)
Other operating income	197	190
Staff costs	(4,214)	(4,172)
Other operating expenses	(18,401)	(26,238)
Depreciation and amortization charges, operating allowances and write-downs	(5,621)	(5,619)

Operating profit before impairment losses, net (loss) gain due to changes in the value of assets, gain on disposal of non-current assets and other loss	19,397	31,934

Sales

Sales for the Energy segment decreased $22,971,000, or 31.8%, to $49,225,000 in 2014 from $72,196,000 in 2013 due to a 2.70% decrease in production to 737,022MWh in 2014 and a 29.97% decrease in the average sales price per MWh from $95.37 in 2013 to $66.79 in 2014, due to regulatory changes discussed above.

Cost of sales

Cost of sales for the Energy segment decreased $2,634,000, or 59.5%, to $1,789,000 in 2014 from $4,423,000 in 2013, mainly due to a decrease in energy purchases from third parties from $4.25 million in 2013 to $1.59 million in 2014.

Other operating expenses

Other operating expenses for the Energy segment decreased $7,837,000, or 29.9%, to $18,401,000 in 2014 from $26,238,000 in 2013 due to lower fees paid to Villar Mir Energía (which are directly correlated to our sales), and lower taxes on power generation.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs for the Energy segment remained relatively stable compared to $5,619,000 in 2013.

Effect of Inflation

Management believes that the impact of inflation was not material to Ferroglobe’s results of operations in the years ended December 31, 2015, 2014 and 2013, with the exception of the impact of Venezuelan inflation in 2014 and 2013 on FerroVen’s production costs in 2014 and 2013, which resulted in a loss of competitiveness.

Seasonality

The seasonality of energy prices and the energy-intensive nature of ferroalloy production have an impact on the yearly production planning of Ferroglobe’s plants. Ferroglobe’s Spanish plants modulate their power consumption during the summer months to avoid production during the hours of the day when energy prices are at their peak. Ferroglobe’s French plants have also stopped their production during winter, from December to mid-March in order to avoid higher energy prices during this period. New power supply arrangements that have been entered into in 2016 for our French plants have managed to avoid this seasonal interruption. In South Africa, Ferroglobe’s plants tend to reduce production of silicon metal and FeSi by approximately one third between June and August. Ferroglobe’s Mangshi plant in China ceases production during the dry season, which typically lasts from December to May. The state owned power grid publishes a forward monthly energy tariff which works as an official indicator of beginning date for each season. This seasonality in production planning has an impact on the management of finished goods inventories which tend to grow before production reductions in winter and summer to help ensure supply to Ferroglobe’s customers.

B. Liquidity and Capital Resources

As of December 31, 2015, Ferroglobe has financed its capital requirements with operating cash flows and long-term bank borrowings. Its primary short-term liquidity needs are to fund its capital expenditure commitments and operational needs and service its existing debt. Ferroglobe’s long-term liquidity needs primarily relate to debt repayment. Ferroglobe’s core objective with respect to capital management is to maintain a balanced and sustainable capital structure through the economic cycles of the industries in which it has a presence, while keeping the cost of capital at competitive levels so as to fund Ferroglobe’s growth.

In 2015, operating activities generated $145,449,000 in cash. Investing activities generated a total of $17,966,000 of cash. Financing activities used a total outflow of $87,593,000 in cash. See “—Cash Flow Analysis” below for additional information.

Ferroglobe finances its operations through cash flows from operations, which totaled $145,449,000 in 2015, compared to $191,420,000 in 2014, corporate financing through each of Ferroglobe’s main subsidiaries in the currency in which it operates, which totaled $306,174,000 in 2015, compared to $338,546,000 in 2014, and liquidity facilities taken out by Ferroglobe under bilateral agreements with banks to provide Ferroglobe with flexibility in its cash management activities, which totaled $216,657,830 in 2015, compared to $124,135,000 in 2014. In Venezuela, given the complexity of the local financial market and the restriction on capital flows, long-term financing is structured through intercompany loan agreements, whereas working capital needs are met with local currency bilateral agreements without recourse to Ferroglobe.

Cash and cash equivalents are held primarily held in U.S. dollars, with approximately 19.4% held in Euros.

At December 31, 2015, Ferroglobe’s total gross financial debt was $516,976,000, compared to $523,148,000 at December 31, 2014. Of the total gross financial debt at December 31, 2015, $103,197,000 ($120,682,000 at December 31, 2014) related to finance leases that are treated as debt under IFRS. Of the remaining $413,779,000 of debt at December 31, 2015 ($402,466,000 at December 31, 2014), bank borrowings accounted for $406,230,000 ($391,999,000 at December 31, 2014) and other financial liabilities, consisting of interest rate swaps, accounted for the remaining $7,549,000 ($10,467,000 at December 31, 2014). In addition, at December 31, 2015, Ferroglobe had approximately $141,454,000 in available committed credit lines expiring after December 31, 2016. See Notes 16, 17 and 18 to the consolidated financial statements of Ferroglobe included in this annual report for additional information on Ferroglobe’s indebtedness at December 31, 2015.

Working Capital Position

Taking into account generally expected market conditions, Ferroglobe anticipates that cash flow generated from operations will be sufficient to fund its operations, including its working capital requirements, and to make the required principal and interest payments on its indebtedness during the next 12 months.

As of December 31, 2015, Ferroglobe’s current assets totaled $851,761,000 while current liabilities totaled $492,688,000, resulting in a positive working capital position of $359,073,000.

Capital Expenditures

Ferroglobe incurs capital expenditures in connection with expansion and productivity improvements, production plants maintenance and research and development projects. Capital expenditures are funded through our cash generated from operations and financing activities. See Item 5 – Operating and Financial Review and Prospects – Tabular Disclosure of Contractual Obligations for disclosure regarding future committed capital expenditures.

Cash Flow Analysis

Year ended December 31, 2015 compared to the year ended December 31, 2014

The following table summarizes Ferroglobe’s primary sources (uses) of cash for the periods indicated:

(US$ thousands)	2015	2014
Cash and cash equivalents at beginning of period	48,651	62,246
Cash flows from operating activities	145,449	191,420
Cash flows from investing activities	17,966	(155,293)
Cash flows from financing activities	(87,593)	(50,913)
Exchange differences on cash and cash equivalents in foreign currencies	(7,807)	1,190

Cash and cash equivalents at end of period	116,666	48,650

The following table sets forth the dividends paid by FerroAtlántica to Grupo VM in the year ended December 31, 2015.

(US$ thousands)	2015
Cash payment	21,479

Cash dividends	21,479

Cash flows from operating activities

Cash flows from operating activities decreased by $45,971,000, to $145,449,000 in the year ended December 31, 2015, from $191,420,000 during the year ended December 31, 2014. The decrease was due to lower profit from operations, a $6.7 million decrease in financial interest expense, and negative short term variations totaling $38.1 million, a $13.0 million increase in income tax paid, partly offset by a $92.7 million increase in funds from operating working capital changes.

Cash flows from investing activities

Cash flows from investing activities increased by $173,259,000 to $17,966,000 in the year ended December 31, 2015, from an outflow of $155,293,000 in the year ended December 31, 2014. The additional cash inflow is primarily due to cash received from the Business Combination of $77.7 million, a $15.3 million increase in disposals, a $95.4 million decrease in cash outflows relating to investment in noncurrent financial assets and a decrease of $7.7 million in payments relating to other investment activities, partly offset by a $19.1 million increase in capital expenditures and a $3.8 million decrease in interest received.

Cash flows from financing activities

Cash flows from financing activities decreased by $36,680,000 to an outflow of $87,593,000 in the year ended December 31, 2015, from an outflow of $50,913,000 in the year ended December 31, 2014. The decrease is mainly attributable to a decrease in $95.8 million in bank debts emissions (issuances) and a $10.7 million increase in other negative financing variations, partly offset by a decrease in $51.2 million in bank debts reimbursements (repayments) and $18.6 million decrease in cash dividends paid in 2015.

Year ended December 31, 2014 compared to the year ended December 31, 2013

The following table summarizes Ferroglobe’s primary sources (uses) of cash for the periods indicated:

(US$ thousands)	2014	2013
Cash and cash equivalents at beginning of period	62,246	71,631
Cash flows from operating activities	191,420	166,695
Cash flows from investing activities	(155,293)	(32,072)
Cash flows from financing activities	(50,913)	(139,801)
Exchange differences on cash and cash equivalents in foreign currencies	1,190	(4,207)

Cash and cash equivalents at end of period	48,651	62,246

The following table sets forth the dividends paid by FerroAtlántica to Grupo VM in the year ended December 31, 2014.

(US$ thousands)	2014
Cash payment	40,116
Compensation of Accounts Receivables from Grupo VM existing as of December 31, 2013 (Non-Cash movement)	95,111
Compensation of Accounts Receivables from Grupo VM debited and credited in 2014 (Cash movement)	86,991

Cash dividends	222,218

Cash flows from operating activities

Cash flows from operating activities increased by $24,724,000, to $191,420,000 in the year ended December 31, 2014, from $166,695,000 during the year ended December 31, 2013. The increase was due to higher profit from operations, a $10.12 million decrease in financial interest expense, and positive short term variations totaling $4.42 million, partly offset by a $9.24 million increase in income tax paid and a $5.26 million decrease in funds from working capital changes.

Cash flows from investing activities

Cash flows from investing activities decreased by $123,221,000 to an outflow of $155,293,000 in the year ended December 31, 2014, from an outflow of $32,072,000 in the year ended December 31, 2013. The additional cash outflow is primarily due to a $14.37 million increase in capital expenditures, a $95.44 million increase in cash outflows relating to investment in noncurrent financial assets, a $10.30 million decrease in cash inflows from the sale of current financial assets and an increase of $5.7 million in payments relating to other investment activities.

Cash flows from financing activities

Cash flows from financing activities improved by $88,888,000 to an outflow of $50,913,000 in the year ended December 31, 2014, from an outflow of $139,801,000 in the year ended December 31, 2013. The increase is mainly attributable to a $98.76 million decrease in debt repayments, a $12.62 million increase in cash dividends paid in 2013 and $2.74 million in other positive financing variations.

Capital Resources

Ferroglobe’s core objective is to maintain a balanced and sustainable capital structure through the economic cycles of the industries in which it has a presence, while keeping the cost of capital at competitive levels so as to fund Ferroglobe’s growth. In addition to cash flows from continuing operations, the main sources of financing are long-term corporate financing through each of Ferroglobe’s main subsidiaries and in the currency in which they operate and liquidity facilities taken out by Ferroglobe under bilateral agreements with banks to provide Ferroglobe with flexibility in its cash management activities. In the case of Venezuela, given the complexity of the Venezuelan financial market and the restrictions on capital flows, long-term financing is structured through intercompany loan agreements, whereas working capital needs are met with local currency bilateral agreements without recourse to Ferroglobe. Ferroglobe’s general policy is for each main subsidiary to be financed without recourse to or guarantees provided by Ferroglobe.

Note, as described in the previous paragraph, some payment of dividends, distributions and advances by Ferroglobe’s subsidiaries will be contingent upon their earnings and business considerations and may be limited by legal, regulatory and contractual restrictions. For instance, the repatriation of dividends from Ferroglobe’s Venezuelan and Argentinean subsidiaries have been subject to certain restrictions and there is no assurance that further restrictions will not be imposed. Additionally, Ferroglobe’s right to receive any assets of its subsidiaries as an equity holder of such subsidiaries, upon their liquidation or reorganization, will be effectively subordinated to the claims of such subsidiaries’ creditors, including trade creditors.

Details and description of Ferroglobe’s bank borrowing and financial leasing are described in Notes 16 and 17 of the consolidated financial statements included in this Form.

These credit facilities contain certain customary representations, warranties and covenants, and certain of them contain maintenance financial covenants. None of Ferroglobe or its subsidiaries is in default under any of its credit facilities except for Mangshi Sinice Silicon Industry Company, Ltd. (“Mangshi Sinice” or “MSSI”), which, in 2015, did not comply with the financial maintenance covenants contained in the agreement governing its credit facility with COFIDES in China. Mangshi Sinice requested and obtained a waiver from COFIDES as of December 22, 2015 in which COFIDES waived its right to accelerated amortization of the loan. Therefore, the referred default did not affect any cross-default provisions. Moreover, except for Thaba Chueu Mining (Pty.), Ltd. (“TCM”), which, in 2015, did not comply with the financial maintenance covenants contained in the agreement governing its credit facility with Standard Bank in South Africa. TCM requested and obtained a waiver from Standard Bank of South Africa as of December 18, 2015 in which Standard Bank of South Africa waived its right to accelerated amortization of the loan. Therefore, the referred default did not affect any cross-default provisions.

C.	Research and development, patents and licenses, etc.

Ferroglobe’s primary research and development activity over the last three years has involved the development of expertise in the purification of metallurgical grade silicon up to solar grade silicon aimed at developing the capacity to develop and sell solar grade silicon directly to solar panel manufacturers. This project entered the testing phase in 2013, whereby the feasibility of competitive large-scale production is being evaluated. Expenditure (capital expenses and operating expenses) on research and development was $11.0 million, $7.0 million and $11.2 million, $5.4 million and $8.8, in 2012, 2013, 2014 and December 31, 2015, respectively.

D.	Trend Information

We discuss in Item 5.A. above and elsewhere in this annual report, trends, uncertainties, demands, commitments or events for the year ended December 31, 2015 that we believe are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources or to cause the disclosed financial information not to be necessarily indicative of future operating results or financial conditions.

E.	Off-Balance sheet arrangements

Financial Guarantees

Ferroglobe’s financial guarantees require it to make contingent payments upon the occurrence of certain events or changes in an underlying instrument that is related to an asset, a liability or the equity of the guaranteed party. These guarantees include arrangements that are direct obligations, giving the party receiving the guarantee a direct claim against Ferroglobe, as well as indirect obligations, under which Ferroglobe has agreed to provide the funds necessary for another party to satisfy an obligation.

As of December 31, 2015, Ferroglobe had granted guarantees on the debt or commitments of third parties or associated entities totaling $19,012,000 ($34,790,136 at December 31, 2014) related to Mangshi Sinice’s Chinese Yuan-denominated revolving facilities and a Thaba Chueu Mining (Pty.), Ltd. long-term loan.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth Ferroglobe’s contractual obligations and commercial commitments with definitive payment terms that will require significant cash outlays in the future, as of December 31, 2015:

		Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
		(Expressed in thousands of $)
Long-term debt obligations	406,230	182,554	100,705	122,971	—
Capital expenditures	22,600	22,600	—	—	—
Finance leases	103,197	13,429	38,808	26,162	24,798
Power purchase commitments (1)	292,376	171,042	100,096	21,238	—
Purchase obligations (2)	12,198	11,799	399	—	—
Swap obligations	7,809	1,780	4,509	1,116	404
Operating lease obligations	7,887	2,045	1,618	1,159	3,065

Total	852,297	405,248	246,135	172,646	28,267

(1)

Represents minimum charges that are enforceable and legally binding, and do not represent total anticipated purchases. Minimum charges requirements expire after providing one year notice of contract cancellation.

(2)

The Company has outstanding purchase obligations with suppliers for raw materials in the normal course of business. The disclosed purchase obligation amount represents commitments to suppliers that are enforceable and legally binding and do not represent total anticipated purchases of raw materials in the future.

The table above also excludes certain other obligations reflected in our consolidated balance sheet, including estimated funding for pension obligations, for which the timing of payments may vary based on changes in the fair value of pension plan assets and actuarial assumptions. We expect to contribute approximately $876,000 to our pension plans for the year ended December 31, 2016.

G.	Safe harbor

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Cautionary Statements Regarding Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following table lists each of our executive officers and directors and their respective ages and positions as of the date of this form. The business address of all our directors and senior management is our business address as set forth in the “Information of Corporation”.

Name	Age	Position
Alan Kestenbaum	54	Director and Executive Chairman and Principal Executive Officer
Javier López Madrid	51	Director and Executive Vice-Chairman
Pedro Larrea Paguaga	52	Chief Executive Officer
Joseph Ragan	54	Chief Financial Officer and Principal Accounting Officer
Stephen Lebowitz	51	Chief Legal Officer
Donald G. Barger, Jr.	73	Director
Bruce L. Crockett	72	Director
Stuart E. Eizenstat	73	Director
Tomás García Madrid	53	Director
Greger Hamilton	49	Director
Javier Monzón	59	Director
Juan Villar-Mir de Fuentes	54	Director

Other than Javier López Madrid, who was appointed on February 5, 2015 (our date of incorporation), each director was appointed on December 23, 2015.

Other than employment agreements between Globe and each of Alan Kestenbaum, Joseph Ragan and Stephen Lebowitz, and an employment agreement between FerroAtlántica and Pedro Larrea Paguaga, there are no service contracts between the officers and directors listed in the table above, on the one hand, and us or any of our subsidiaries on the other, providing for benefits upon termination of employment. Other than the individuals listed in the table above, we have no other director or manager.

There are no family relationship between our executive officers and directors, except that Javier López Madrid is married to the sister of Juan Villar-Mir de Fuentes.

Set forth below is a brief biography of each of our executive officers and directors.

Alan Kestenbaum has served as a director, Executive Chairman and Principal Executive Officer since December 23, 2015. He has served as Executive Chairman and director of Globe since its inception in December 2004, and served as Chief Executive Officer from its inception through May 2008 and from August 31, 2015 until the closing of the Business Combination. From June 2004, Mr. Kestenbaum served as Chairman of Globe Metallurgical, Inc., until its acquisition by Globe in November 2006. He has over 30 years of experience in metals including finance, distribution, trading and manufacturing. Mr. Kestenbaum is a founder and was the Chief Executive Officer of Marco International Corp. and its affiliates, a finance trading group specializing in metals, minerals and other raw materials, founded in 1985. Mr. Kestenbaum began his career in metals with Glencore, Inc. and Philipp Brothers in New York City. He received his B.A. degree in Economics cum laude from Yeshiva University, New York.

Javier López Madrid has served as a director since our inception in February 2015 and has served as Executive Vice-Chairman since December 23, 2015. He is Chief Executive Officer of Grupo VM. He is founder and chairman of the venture group Siacapital and Tressis, Spain’s largest independent private bank. In addition to his professional activities, he is also a member of the World Economic Forum, Group of Fifty and a board member of Fundación Juan Miguel Villar Mir. Mr. López Madrid holds a Master in law and business from ICADE University.

Pedro Larrea Paguaga has served as the Chief Executive Officer since December 23, 2015. He was Chairman and CEO of Grupo FerroAtlántica since December 2012, and served in that role until the closing of the Business Combination. He joined Grupo FerroAtlántica as CEO in 2011. Before joining Grupo FerroAtlántica, for thirteen years (1996-2009), he worked in Endesa, the biggest power company in Spain and Latin America, where he reached the position of Chairman and CEO of Endesa Latinoamérica, with total revenues above 8 bn€ and EBITDA above 3 bn€. He served in the Board of Directors of Enersis (2007-2009) and Endesa Chile (1999-2002 and 2006-2007), both public Chilean companies listed on the NYSE. Pedro Larrea has also worked in management consulting firms PwC (2010-2011), where he lead the energy sector practice in Spain, and McKinsey & Company, in Spain, Latin America and the USA (1989-1995). Mr. Larrea holds a Mining Engineer degree (MSc equivalent) from Universidad Politécnica de Madrid (graduated with honors). He also holds an MBA from INSEAD, where he obtained the Henry Ford II award for academic excellence.

Joseph Ragan has served as Chief Financial Officer and Principal Accounting Officer since December 23, 2015. He joined Globe as Chief Financial Officer in May 2013, and served in that role until the closing of the Business Combination. Prior to that, Mr. Ragan served from 2008 to 2013 as Chief Financial Officer for Boart Longyear, the world’s largest drilling services contractor for the global mining sector, operating in more than 40 countries and selling its products in nearly 100 countries. Prior to joining Boart Longyear, he held the position of Chief Financial Officer for the GTSI Corporation, a leading technology solutions provider for the public sector listed on NASDAQ. Earlier in his career, he held various international and domestic finance positions for PSEG, The AES Corporation, and Deloitte and Touche. He received his Bachelor of Science in Accounting from The University of the State of New York, his Master’s degree in Accounting from George Mason University, and was a Certified Public Accountant in the commonwealth of Virginia for over 25 years.

Stephen Lebowitz has served as Chief Legal Officer since December 23, 2015. He served as Chief Legal Officer of Globe from July 2008 until the closing of the Business Combination. Prior to that, from 2001 to 2008, Mr. Lebowitz was in-house counsel to BP p.l.c.’s jet fuel, marine and solar energy divisions. Prior to joining BP, Mr. Lebowitz was in private practice and began his career in the government in the international trade area. Mr. Lebowitz holds a B.A. from the University of Vermont, received a law degree from George Washington University, and while overseas as a Fulbright Scholar, obtained an L.L.M. in European law.

Donald G. Barger, Jr. has served as a director since December 23, 2015. He is a member of our Compensation Committee and serves as the chairman of the Nominating and Corporate Governance Committee. He served as a member of the Globe board of directors since December 2008 until the closing of the Business Combination and was Chairman of Globe’s Audit Committee and Chairman of Globe’s Compensation Committee. Mr. Barger had a successful 36 year business career in manufacturing and services companies. He retired in February 2008 from YRC Worldwide Inc. (formerly Yellow Roadway Corporation), one of the world’s largest transportation service providers. Mr. Barger served as Executive Vice President and Chief Financial Officer of YRC Worldwide Inc. from December 2000 to August 2007 and from August 2007 until his retirement as advisor to the CEO. From March 1998 to December 2000, Mr. Barger was Vice President and Chief Financial Officer of Hillenbrand Industries, a provider of services and products for the health care and funeral services industries. From 1993 to 1998, Mr. Barger was Vice President of Finance and Chief Financial Officer of Worthington Industries, Inc., a diversified steel processor. Mr. Barger served on the Board of Directors of Gardner Denver, Inc. and was a member of the Audit Committee for his entire nineteen year tenure until the company’s sale in July 2013. He served as Chair of the committee seventeen of those years. He also served on the Board of Directors of Quanex Building Products Corporation for sixteen years, retiring in February 2012.

Additionally, he served on the Audit Committee for fourteen years and was its Chair for most of that time. He also serves on the Board of Directors of Precision Aerospace Components, Inc. On all the public company boards on which Mr. Barger served, he was considered a “financial expert” for SEC purposes. Mr. Barger received a B.S. degree from the U.S. Naval Academy and an M.B.A. degree from the University of Pennsylvania.

Bruce L. Crockett has served as a director since December 23, 2015. He is a member of our Audit Committee and the BCA Special Committee. He served as a member of Globe’s board of directors since April 2014 until the closing of the Business Combination and was a member of Globe’s Audit Committee. Mr. Crockett is Chairman of the Invesco Mutual Funds Group Board of Directors, and is also a member of the audit, investment and governance committees. He serves as a member of the Investment Company Institute’s Board of Governors and as a director and audit committee chair of ALPS Property & Casualty Insurance Company. Mr. Crockett is the chairman of Crockett Technologies Associates and a private investor. Mr. Crockett served as President and Chief Executive Officer of COMSAT Corporation from February 1992 until July 1996 and as President and Chief Operating Officer of COMSAT from April 1991 to February 1992. As an employee of COMSAT since 1980, Mr. Crockett held various other operational and financial positions including Vice President and Chief Financial Officer. Mr. Crockett served as a director of Ace Limited from 1995 until 2012 and as a director of Captaris, Inc. from 2001 until its acquisition in 2008, and as Chairman from 2003 to 2008. Mr. Crockett is also a life trustee of the University of Rochester. Mr. Crockett received an A.B. degree from the University of Rochester, a B.S. degree from the University of Maryland, and an M.B.A. degree from Columbia University and holds an honorary Doctor of Law degree from the University of Maryland.

Stuart E. Eizenstat has served as a director since December 23, 2015. He is a member of our Nominating and Corporate Governance Committee and BCA Special Committee. He served as a director of Globe since February 2008 until the closing of the Business Combination and was the Chairman of Globe’s Nominating Committee. Mr. Eizenstat is Senior Counsel of Covington & Burling LLP in Washington, D.C. and heads the law firm’s international practice. He served as Deputy Secretary of the United States Department of the Treasury from July 1999 to January 2001. He was Under Secretary of State for Economic, Business and Agricultural Affairs from 1997 to 1999. Mr. Eizenstat served as Under Secretary of Commerce for International Trade from 1996 to 1997 and was the U.S. Ambassador to the European Union from 1993 to 1996. During the Clinton Administration he also served as Special Representative of the President and Secretary of State on Holocaust Issues. From 1977 to 1981 he was Chief Domestic Policy Advisor in the White House to President Carter. He is a trustee of BlackRock Funds and served as a member of the Board of Directors of Alcatel-Lucent until 2016. He served as a member of the Board of Directors of United Parcel Service from 2005 to 2015. He serves on the Advisory Board of GML Ltd., and Office of Cherifien de Phosphates. He has received eight honorary doctorate degrees and awards from the United States, French, German, Austrian, Belgian and Israeli governments. He is the author of “Imperfect Justice: Looted Assets, Slave Labor, and the Unfinished Business of World War II” and “The Future of the Jews: How Global Forces are Impacting the Jewish People, Israel, and its Relationship with the United States.” He currently serves as a Special Adviser to Secretary of State Kerry on Holocaust-Era Issues. Mr. Eizenstat holds a B.A. in Political Science from the University of North Carolina at Chapel Hill and a J.D. from Harvard Law School.

Tomás García Madrid has served as a director since December 23, 2015. He is a member of our Nominating and Corporate Governance Committee. Mr. García Madrid is the Chief Executive Officer of Grupo Villar Mir, S.A.U. and serves as a Managing Director of the Grupo VM board of directors. He has served on the board of directors of Obrascón Huarte Lain, S.A. since 1996. He also has served on the board of Obrascon Huarte Lain Mexico since 2010 and Abertis Infraestructuras, S.A. since 2012. Mr. García Madrid holds a Master’s Degree in Civil Engineering from the Universidad Politécnica de Madrid and an Masters in Business Administration from Universidad IESE.

Greger Hamilton has served as a director since December 23, 2015. He is a member of our Compensation Committee and BCA Special Committee and serves as chairman of the Audit Committee. Mr. Hamilton is Managing Partner of Ovington Financial Partners, LTD, a role he has held since 2009. From 2009-2014 he also served as a Partner at European Resolution Capital Partners, where he assisted in the restructuring of international banks in 16 countries. Prior to that, he was a Managing Director at Goldman Sachs International, where he worked from 1997-2008. He began his career at McKinsey and Company, where he worked from 1990-1997. Mr. Hamilton holds a B.A. in Business Economics and International Commerce from Brown University.

Javier Monzón has served as a director since December 23, 2015. He is a member of our Audit Committee and serves as chairman of the Compensation Committee. He is a director of the Spanish ACS (Actividades de Construcción y Servicios, S.A.) since 2004 and member of the supervisory board of the French Lagardère SCA since 2008, as well as member of the advisory council of Chemo group and senior advisor to the group executive chairman at Banco Santander, both since June 2015. Prior to that, Mr. Monzón was Chairman and CEO of Indra Sistemas, S.A. from 1992 until 2015. He was a Partner at Arthur Andersen from 1989-1990. He also served as Chief Financial Officer of Telefonica, S.A. from 1984-1987, after which he acted as Executive Vice President until 1989. Mr. Monzón began his career at Caja Madrid, where he was a Corporate Banking Director. Mr. Monzón served as vice chairman of the American Chamber of Commerce in Spain from March 2010 until January 2015 and is member of the international advisory council of Brookings since 2014. He holds a Degree in Economics from Universidad Complutense de Madrid.

Juan Villar-Mir de Fuentes has served as a director since December 23, 2015. He has acted as the Vice Chairman of Grupo Villar Mir, S.A.U. since 1999. He is also Vice Chairman and CEO of Inmobiliaria Espacio, S.A. Mr. Villar-Mir de Fuentes has served on the board of directors of Obrascón Huarte Lain, S.A. since 1996 and the board of directors of Abertis Infraestructuras, S.A. since 2012. He also serves as a director and on the audit committee of Inmobiliaria Colonial, S.A. He holds a Bachelor’s Degree in Business Administration and Economics and Business Management.

B.	Compensation.

Compensation of Executive Officers and Directors

From our inception on February 5, 2015 up through the closing of the Business Combination, we were a shell entity and did not conduct any activities other than those incidental to our formation, the execution and performance of the Business Combination Agreement, such as the formation of Globe Merger Sub, the Business Combination, the filings required to be made under applicable laws, including U.S. securities laws, the laws of the State of Delaware, the laws of England and Wales, and antitrust and competition laws in connection with the Business Combination, and the preparation of a proxy statement/prospectus on Form F-4, which was declared effective by the SEC on August 11, 2015. During this period, we did not compensate our directors and executive officers.

Our Predecessor, FerroAtlántica, was a private Spanish company, and as such is not required to publicly disclose the compensation of its directors and executive officers under its home country laws. Accordingly, we have not included any information about our Predecessor’s compensation of its directors and executive officers for the fiscal year ended December 31, 2015.

C.	Board practices.

Board Composition and Election of Directors

Our Board of Directors consists of nine directors with four directors designated by Globe and five directors designated by Grupo VM. Alan Kestenbaum, is the Executive Chairman of the Board and is one of the Globe designees. Javier López Madrid is Executive Vice-Chairman of the Board and a Grupo VM designee. At least two of the Grupo VM designees and three of the Globe designees are required to qualify as “independent directors”, as such term is defined in the NASDAQ stock market rules and applicable law.

Pursuant to the Articles, our directors are elected to a term concluding at the first annual general meeting of shareholders after the consummation of the Business Combination and thereafter for one year terms.

Director Independence

Pursuant to the Articles, each director of the Company shall at all times (A) be qualified to serve as a director under applicable rules and policies of the Company, the NASDAQ and applicable law and (B) have demonstrated good judgment, character and integrity in his or her personal and professional dealings and have relevant financial, management and/or global business experience.

Pursuant to the Shareholder Agreement between Grupo VM and us entered into on December 23, 2015, the qualification of each of the director nominees who are required to qualify as “independent” under the NASDAQ shall be determined by the Nominating and Corporate Governance Committee, acting reasonably and in good faith and in a manner consistent with the fiduciary duties of each director and the rules of the NASDAQ and applicable law.

In connection with the director appointments to the Board upon the closing of the Business Combination, our previous Board passed a Directors’ Written Resolution by unanimous written consent, dated as of December 23, 2015, which, among other things, appointed our current directors to the Board upon the consummation of the Business Combination. During this meeting, the Board undertook a review of director independence by reviewing meeting declarations of interests held by each of Messrs. Kestenbaum, López Madrid, Barger, Crockett, Eizenstat, García Madrid, Hamilton, Monzón and Villar-Mir de Fuentes, which had been provided to the other directors of the Company in accordance with the requirements of section 184 of the Companies Act 2006. This review is designed to identify and evaluate any transactions or relationships between a director or any member of his immediate family and us or members of our senior management. Based on this review, our board of directors has affirmatively determined that each of Messrs. Barger, Crockett, Eizenstat, Hamilton and Monzón meet the independence requirements of the NASDAQ rules.

Committees of the Board of Directors

Our board of directors has three standing committees: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. In addition, pursuant to the Business Combination Agreement, the Board created a “BCA” Special Committee.

Audit Committee

Our Audit Committee consists of three directors: Messrs. Crockett, Hamilton and Monzón, and Mr. Hamilton serves as its chairman and meets the requirements as an “audit committee financial expert” under the rules of the SEC and qualifies as a financially sophisticated audit committee member as required by the NASDAQ rules relating to audit committees. Our Board has determined that each of these directors satisfies the enhanced independence requirements for audit committee members required by Rule 10A-3 under the Exchange Act, and is financially literate as that phrase is used in the additional audit committee requirements of the NASDAQ rules.

Our Audit Committee has responsibility to: (1) oversee our accounting and financial reporting processes and the audits of our financial statements; (2) monitor and make recommendations to the Board regarding the auditing and integrity of our consolidated financial statements; (3) be directly responsible for the qualification, selection, retention, independence, performance and compensation of our independent auditors, including resolution of disagreements between management and the auditors regarding financial reporting, for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us, and have the auditors report directly to the Committee; and (4) provide oversight in respect of our internal audit and accounting and financial reporting processes. The Audit Committee will meet at least four times a year. Additional meetings may occur as the Audit Committee or its chair deem advisable.

Compensation Committee

Our Compensation Committee consists of three directors: Messrs. Barger, Hamilton and Monzón, and Mr. Monzón serves as its chairman. Our Board has determined that each of these directors meets the heightened independence requirements of compensation committee members under SEC rules.

Our Compensation Committee has responsibility to: (1) evaluate and approve the compensation of our directors, executive officers and key employees; (2) oversee directly or indirectly all compensation programs involving the use of our stock; (3) produce a report annually on executive compensation for inclusion in our proxy statement for our annual meeting of shareholders; (4) produce a report annually in compliance with remuneration reporting requirements (i.e., a directors’ remuneration report), in each case in accordance with applicable rules and regulations; and (5) produce, review on an ongoing basis and update as needed, a directors’ remuneration policy. The Compensation Committee will meet with such frequency, and at such times, and places and whether in person or electronically/telephonically as it determines is necessary to carry out its duties and responsibilities, but shall meet at least two times annually.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee (the “N&CG Committee”) consists of three directors: Messrs. Barger, Eizenstat and García Madrid, and Mr. Barger serves as its chairman.

Our N&CG Committee has responsibility to consider and make recommendations to the Board related to Board membership and governance. The responsibility of our N&CG Committee as set forth in its Charter include the following: identifying and recommending to the Board for nomination individuals qualified to become Board members; reviewing and providing guidance on the independence of nominees; reviewing and providing guidance on the organization of the Board and its committee structure; reviewing and providing guidance on the self-evaluation procedures of the Board and its committees; reviewing and providing guidance on our code of ethics; reviewing and providing guidance on our stock ownership guidelines; and reviewing and providing guidance on proposed changes to the Articles. The N&CG Committee will meet at least once a year. Additional meetings may occur as the N&CG Committee or its chairperson deem advisable.

BCA Special Committee

Our BCA Special Committee (the “BCA Committee”) consists of three directors: Messrs. Crockett, Eizenstat and Hamilton. The BCA Committee was formed in connection with the business combination transaction and has responsibility to: (1) administer the post-closing adjustment process and procedures, for us and on our behalf, pursuant to Section 1.3 of the Business Combination Agreement (which relates to the FerroAtlántica “net debt” adjustment provision in the Business Combination Agreement); (2) evaluate potential claims for losses and enforce the indemnification rights under the Business Combination Agreement; (3) exercise or waive any of our rights, benefits or remedies under the Business Combination Agreement; and (4) evaluate potential claims under our Buyer-side Representations and Warranties Insurance Policy.

Code of Business Conduct and Ethics

We have adopted a code of ethics that applies to all of our directors, officers and other employees of the Company and its subsidiaries. The code includes additional policies applicable to the Chief Executive Officer, Chief Financial Officer and Senior Financial Officers as required by NASDAQ rules and Section 406 of the Sarbanes Oxley Act of 2002.

Board Policy

We have adopted a Board Policy which provides certain practical principles relating to (i) the functioning of the Board; and (ii) the principles under which we will undertake our core management and overall supervision tasks from our London headquarters (the “Board Policy”). Following the Business Combination, and as set out in the Board Policy, we intend to provide management and other services (including, but not limited to, administration, financial, commercial and technical services) to Globe, FerroAtlántica and any other subsidiaries from time to time.

D.	Employees.

As of December 31, 2015, 2014 and 2013, on a consolidated basis, the number of employees was 4,543, 3,162 and 3,185, respectively, excluding temporary employees. The increase in employees from 2014 to 2015 is a result of the business combination with Globe. We believe our relations with our employees are good and we have not experienced any significant labor disputes or work stoppages.

The following tables show the number of our full-time employees as of December 31, 2015, 2014 and 2013 on a consolidated basis broken down based on business segment and geographical location:

Business Segment	2015	2014	2013
Electrometallurgy	4,486	3,104	3,128
Energy	57	58	57

Total number of employees	4,543	3,162	3,185

Geographic area	2015	2014	2013

North America	1,063	—	—
Spain	873	929	943
France	1,017	967	973
South Africa	776	790	800
Rest of the world	814	476	469

Total number of employees	4,543	3,162	3,185

A majority of employees are affiliated with labor unions and have entered into collective bargaining agreements in Spain, France, South Africa, United States and Venezuela. We have experienced union activity and strikes in the past. In 2014, there was a strike at FerroAtlántica’s South African subsidiary that reduced production for seven days. FerroAtlántica has also experienced strikes by its employees in France from time to time. Several of FerroAtlántica Group’s collective bargaining agreements expire before the end of 2015 and one, with respect to FerroAtlántica Group’s subsidiary Silicio Ferrosolar S.L.U., expired at the end of 2014, though it remains applicable until a new agreement is negotiated and enters into force. See “Risk Factors—We are subject to the risk of union disputes and work stoppages at our facilities, which could have a material adverse effect on our business”.

Employees at Cee, Boo, Hidronitro, Sabón and Madrid work under a collective bargaining agreement that expired on December 31, 2015. A new agreement is under negotiation. During the negotiations the expired agreement remains effective. The collective bargaining agreement for Silicio Ferrosolar will expire on December 31, 2017. FerroAtlántica’s research and development employees at December 31, 2015 have no collective bargaining agreement, but adhere to the terms of the Sabón’s collective agreement.

In Mangshi, China, our workers are unionized but there is no formal collective bargaining agreement.

Mine employees in Spain also work under union contracts. The contracts applicable to the employees at Cuarzos Industriales expired on December 31, 2015. A new agreement is under negotiation. The agreement applicable to our employees at Ramsa one will expire on December 31, 2016.

All employees at FerroPem plants at Anglefort, Chateau-Feuillet, Les Clavaux, Laudun, Montricher, and Pierrefitte and the Chambéry offices are covered by the national Collective Chemistry Agreement has no expiration date. We engage in annual discussion regarding salary and bargain over profit sharing every three years. The next round of bargaining occurs in June 2016 and a second round follows in December 2017.

Hourly employees at Polokwane work under a contract that will expire in July, 2016 and negotiations of a new contract have begun. Hourly employees at Emalahleni work under contracts that will expire in 2017.

Hourly employees at the Selma, Alabama facility are covered by a collective bargaining agreement with the Industrial Division of the Communications Workers of America, under a contract running through April 2, 2017. Hourly employees at the Alloy, West Virginia, Niagara Falls, New York and Bridgeport, Alabama facilities are covered by collective bargaining agreements with The United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union under contracts running through April 27, 2017, July 30, 2017, and March 3, 2018, respectively. Union employees in Argentina are working under a contract running through April 30, 2016. Operations in Poland and Yonvey, China are not unionized. Union employees in Canada work at the Becancour, Québec, plant and are covered by a Union Certification held by CEP, Local 184. The corresponding collective bargaining agreement at its Becancour facility runs through April 30, 2017.

E.	Share ownership.

The following table and accompanying footnotes show information regarding the beneficial ownership of our Shares by:

•	each named executive officer;

•	each of our directors; and

•	all executive officers and directors as a group.

The percentage of Shares beneficially owned is based on 171,838,153 Shares issued and outstanding on April 22, 2016. Beneficial ownership for the purposes of this table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days.

Name	Number of Shares Beneficially Owned	Percentage of Outstanding Shares(1)
Directors and Executive Officers:
Alan Kestenbaum(2)	8,840,938	5.1%
Javier López Madrid	—	—
Pedro Larrea Paguaga	—	—
Joseph Ragan(3)	127,841	*
Stephen Lebowitz(4)	68,750	*
Donald G. Barger, Jr.(5)	45,458	*
Bruce L. Crockett(6)	9,559	*
Stuart E. Eizenstat(7)	41,907	*
Tomás García Madrid	—	—
Greger Hamilton	—	—
Javier Monzón	—	—
Juan Villar-Mir de Fuentes	—	—
Directors and Executive Officers as a Group	9,134,453	5.3%

*	Less than one percent (1%).
(1)	Each Class A Ordinary Share held by Grupo VM and its affiliates was converted into one (1) Ordinary Share for purposes of calculating the beneficial ownership percentage.
(2)	Includes 500,000 vested options and (ii) 108,578 unvested restricted shares.
(3)	Includes 127,841 shares issuable upon exercise of options within 60 days of April 22, 2016.
(4)	Includes 68,750 shares issuable upon exercise of options within 60 days of April 22, 2016.
(5)	Includes 36,828 shares issuable upon exercise of options within 60 days of April 22, 2016.
(6)	Includes 9,559 shares issuable upon exercise of options within 60 days of April 22, 2016.
(7)	Includes 36,828 shares issuable upon exercise of options within 60 days of April 22, 2016.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

The following table sets forth certain information regarding beneficial ownership of Shares as of March 9, 2016 by each stockholder known by us to be the beneficial owner of more than 5% of the Shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of Stock that may be acquired by an individual or group within 60 days of March 9, 2016, pursuant to the exercise of options, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership is based on 171,838,153 Shares outstanding on April 22, 2016.

Name	Number of Shares Beneficially Owned	Percentage of Outstanding Shares(1)
Grupo Villar Mir, S.A.U. (1)	98,078,163	57%
Adage Capital Partners, L.P. (2)	8,920,075	5.2%
Alan Kestenbaum(3)	8,840,938	5.1%

(1)	Each Class A Ordinary Share held by Grupo VM and its affiliates was converted into one Ordinary Share for purposes of calculating the beneficial ownership percentage.
(2)	Based upon a Schedule 13G filed on February 10, 2016.
(3)	Includes 500,000 vested options and 108,578 unvested restricted shares.

On December 23, 2015, in connection with the closing of the Business Combination Grupo VM agreed to pledge depositary receipts representing rights in respect of 98,078,161 of our Class A Ordinary Shares beneficially owned by Grupo VM, an amount equal to approximately 57% of our issued and outstanding Shares, to secure the outstanding Loan. In the event Grupo VM defaults under the Credit Agreement, the Security Agent may foreclose on the depositary receipts subject to the pledge. In such case, we could experience a change of control.

Grupo VM is seeking permission from the Lenders to release the depositary receipts representing rights in respect of 17,183,815 of our Class A Ordinary Shares as security under the Pledge Agreement. Grupo VM is not currently seeking permission from the Lenders to release the remaining depositary receipts in respect of the Class A Ordinary Shares beneficially owned by Grupo VM as security under the Pledge Agreement. Before any Ordinary Shares registered that relate to the depositary receipts in respect of Class A Ordinary Shares beneficially owned by Grupo VM may be sold, Grupo VM will be required to obtain a release of such depositary receipts as security under the Pledge Agreement.

The Company’s shareholders do not have different voting rights.

As of April 22, 2016, Ferroglobe had 2 record holders in the United States, holding approximately 99.99% of our outstanding Shares, of which 98,078,161 of such shares are held by a depositary nominee on behalf of Grupo VM.

B.	Related Party Transactions.

The following includes a summary of transactions since (x) February 5, 2015, when we were formed, to which we have been a party, (y) June 30, 2013 to which Globe has been a party and (z) January 1, 2013 to which FerroAtlántica has been a party, with any: (i) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us, Globe or FerroAtlántica, as applicable, (ii) associates, (iii) individuals owning, directly or indirectly, an interest in the voting power of the Company, Globe, or FerroAtlántica, as applicable, that gives them significant influence over us, Globe or FerroAtlántica, as applicable, and close members of any such individual’s family, (iv) key management personnel, including directors and senior management of companies and close members of such individuals’ families or (v) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such person is able to exercise significant influence.

Grupo VM Shareholder Agreement

On December 23, 2015, we entered into a shareholder agreement with Grupo VM (the “Grupo VM Shareholder Agreement”) that contained various rights and obligations with respect to Grupo VM’s Class A Ordinary Shares. Under the Grupo VM Shareholder Agreement, Grupo VM has the right to nominate the number of directors for the Board that is proportionate to its share ownership and to designate one of the Grupo VM director designees to serve as Executive Vice-Chairman of the Board. On December 23, 2015, Grupo VM designated Javier López Madrid to serve as the Executive Vice-Chairman of the Board in connection with the closing of the Business Combination. The Grupo VM Shareholder Agreement also provides that Grupo VM director designees will be proportionately represented on each committee of the Board, subject to the NASDAQ stock market rules, except that the Globe independent directors will constitute a majority of the Nominating and Corporate Governance Committee and the BCA Special Committee will be composed of two Globe independent directors and one independent Grupo VM director.

Until the date on which Grupo VM no longer has the right to designate or nominate a majority of the Board and Grupo VM directors no longer constitute the majority of the Board (the “Decrease Date”), the independent directors designated to the Board by Globe (or replacements designated thereby) will have the exclusive right to nominate persons for election at any shareholders meeting called for the purpose of electing directors, subject to the right of Grupo VM to designate and nominate directors as provided under the Grupo VM Shareholder Agreement. On and after the Decrease Date, the Board will have the right to nominate persons for election at any shareholders meeting called for the purpose of electing directors, subject to the right of Grupo VM to designate and nominate directors as provided under the Grupo VM Shareholder Agreement.

Under the Grupo VM Shareholder Agreement, other than with respect to the election of directors (other than the Grupo VM director nominees) in a contested election for directors that occurs from and after the fifth anniversary of the closing of the Business Combination, Grupo VM shall vote its Shares to cause the election or reelection, as applicable, of the Grupo VM director nominees and the other persons nominated by the Board for election of directors. Grupo VM shall also not vote its Shares to cause the removal of the Globe independent directors or Mr. Kestenbaum or any replacement of Mr. Kestenbaum. In the case of a contested election for directors that occurs from and after the fifth anniversary of the closing of the Business Combination, Grupo VM will agree to abstain from voting its Shares with respect to the election of directors (other than the Grupo VM director nominees and Mr. Kestenbaum or any replacement Mr. Alan Kestenbaum).

Subject to certain exceptions, Grupo VM has preemptive rights to subscribe for up to its proportionate share of any Shares issued in connection with any primary offerings. The Grupo VM Shareholder Agreement (i) also restricts the ability of Grupo VM and its affiliates to acquire additional Shares and (ii) contains a standstill provision that limits certain proposals and other actions that can be taken by Grupo VM or its affiliates with respect to the Company, in each case, subject to certain exceptions, including prior Board approval. The Grupo VM Shareholder Agreement also restricts the manner by which, and persons to whom, Grupo VM or its affiliates may transfer Shares. On February 3, 2016, during an in-person meeting of our Board, the Board approved the purchase of up to one percent (1%) of the Shares by Javier López Madrid in the open market pursuant to Section 5.01(b)(vi) of the Grupo VM Shareholder Agreement (“JLM Shares”). In connection with the foregoing, Grupo VM and the Company, entered into Amendment NO. 1 to the Grupo VM Shareholder Agreement, dated as of February 10, 2016, which amended the Grupo VM Shareholder Agreement to disregard the JLM Shares from determining the percentage of the total aggregate issued and outstanding Shares of the Company owned by Grupo VM and its affiliates.

The Grupo VM Shareholder Agreement will terminate on the first date on which Grupo VM and its affiliates hold less than 15% of the outstanding Shares.

AK Shareholder Agreement

On December 23, 2015, we entered into a separate shareholder agreement with Mr. Kestenbaum and certain of his affiliates (the “AK Shareholder Agreement”) that contained various rights and obligations with respect to their Ordinary Shares. Pursuant to the AK Shareholder Agreement, Mr. Kestenbaum was appointed as Executive Chairman of the Board on December 23, 2015 in connection with the closing of the Business Combination, and, so long as he is serving in such capacity, he will be entitled to be nominated for election as a director at any meeting of our shareholders called for the purpose of electing directors.

Under the AK Shareholder Agreement, except with respect to a contested election for directors (other than Grupo VM director nominees), that occurs after the fifth anniversary of the closing of the Business Combination, so long as Mr. Kestenbaum and his affiliates own at least 1% of the total issued and outstanding Shares, Mr. Kestenbaum and his affiliates will vote their Ordinary Shares to cause the election or reelection, as applicable, of the Grupo VM director nominees and the other persons nominated by the Board for election of directors. In the case of a contested election for directors that occurs from and after the fifth anniversary of the closing of the Business Combination, Mr. Kestenbaum and his affiliates may vote their shares with respect to the election of directors (other than the Grupo VM director nominees) in any manner with respect to such contested election for directors. Mr. Kestenbaum and his affiliates must always vote in favor of the Grupo VM director nominees.

The AK Shareholder Agreement also provides that Mr. Kestenbaum will enter into a “gain recognition agreement” with the IRS if he is treated as a “five-percent transferee shareholder” of the Company following the Globe Merger, and will enter into subsequent “gain recognition agreements” with respect to actions or transactions taken by the Company or its affiliates, as required under applicable law.

The AK Shareholder Agreement will terminate upon the later of (i) Mr. Kestenbaum no longer acting as Executive Chairman of the Company or (ii) the aggregate total issued and outstanding Shares owned by Mr. Kestenbaum and his affiliates falling below 1%; provided that the tax covenants and indemnification obligation will survive until such time as set forth in the AK Shareholder Agreement.

Registration Rights Agreement

On December 23, 2015, we entered into a registration rights agreement with Grupo VM and Mr. Kestenbaum pursuant to which we will grant certain registration rights to each of Grupo VM and Mr. Kestenbaum.

Agreements with Executive Officers and Key Employees

We have entered into agreements with our executive officers and key employees. See “Directors, Senior Management and Employees.”

Marco International

Alan Kestenbaum, a current member of the board of directors is affiliated with Marco International.

•	the purchase of carbon electrodes. At December 31, 2015, payables to Marco International under these agreements totaled $1,678,000.

•	the sale of ferrosilicon to Marco International. At December 31, 2015, receivables from Marco International under these agreements totaled $132,000.

VM Energía

VM Energía, a Spanish company wholly owned by Grupo VM, advises in the day-to-day operations of FerroAtlántica Group’s hydroelectric plants under two contracts entered into in April 2013 that provide for strategic advisory services to be provided by VM Energía to FerroAtlántica and Hidro Nitro Española. VM Energía’s services under these contracts include the provisions of advisory services in relation to any economic, technical and administrative aspect of FerroAtlántica Group’s energy operations, the preparation of periodic reports assessing the main risks associated with the energy market and analyzing the performance of each hydroelectric power plant, the provision of advisory services in connection with changes in the applicable energy regulatory framework and related assistance in dealing with the competent energy authorities. The contracts have five-year terms and are due to expire in 2018. FerroAtlántica and Hidro Nitro Española pay VM Energía a monthly remuneration calculated as a percentage of the revenues made each month by FerroAtlántica Group’s hydroelectric power plants. For the fiscal years ended December 31, 2015, 2014 and 2013, FerroAtlántica and Hidro Nitro Española made payments under these contracts to VM Energía of $4,022,346, $7,055,663 and $11,851,964, respectively. VM Energía is not legally deemed to be a direct or indirect operator of the hydroelectric power plants owned by FerroAtlántica Group in spite of the services provided to FerroAtlántica Group under the strategic advisory services agreement.

Under contracts entered into with FerroAtlántica on June 22, 2010 and December 29, 2010, and with Hidro Nitro Española, S.A. on June 22, 2010 and December 29, 2010, and with Hidro Nitro Española on December 27, 2012, VM Energía supplies the energy needs of the Boo, Sabon and Monzón electrometallurgy facilities, as a broker for FerroAtlántica and Hidro Nitro Española in the wholesale power market. The contracts allow FerroAtlántica and Hidro Nitro Española to buy energy from the grid at market conditions without incurring costs normally associated with operating in the complex wholesale power market, as well as to apply for fixed energy price arrangements in advance from VM Energía, based on the energy markets for the power, period and profile applied for. The contracts have a term of one year, which can be extended by the mutual consent of the parties to the contract, and will expire on December 31, 2015, unless it is extended. FerroAtlántica pays VM Energía a service charge in addition to paying for the cost of energy purchase from the market. For the fiscal years ended December 31, 2015, 2014 and 2013, FerroAtlántica and Hidro Nitro Española made payments under these contracts to VM Energía of $85,509,925, $87,032,692 and €86,413,826, respectively. These contracts are similar to contracts FerroAtlántica signs with other third-party brokers. Additionally, for the fiscal years ended December 31, 2015, 2014 and 2013, VM Energía invoiced other subsidiaries of FerroAtlántica Group for a total amount of $587,289, $738,645 and $703,210, respectively.

Under contracts dated June 30, 2012, Enérgya VM Generación, S.L. (“Enérgya VM”), a Spanish company wholly owned by VM Energía, arranges for the sale of energy produced by FerroAtlántica and Hidro Nitro Española’s hydroelectric plants. Pursuant to the contracts, Enérgya VM provides energy market brokerage services and represents the FerroAtlántica Group subsidiaries before the applicable energy market operator, the system operator and the Spanish National Markets and Competition Commission. FerroAtlántica and Hidro Nitro Española pay Enérgya VM a monthly remuneration calculated as a percentage of the sales made each month by their hydroelectric power plants. These contracts currently have one-year terms, subject to automatic yearly renewal, unless terminated with notice provided one month prior to the scheduled renewal. For the fiscal years ended December 31, 2015, 2014 and 2013, Hidro Nitro Española made payments under its contract to Enérgya VM of $166,851, $666,907 and $1,969,572, respectively, and FerroAtlántica made payments under its contracts to Enérgya VM of $474,161, $1,234,176 and $1,667,000, respectively.

On January 28, 2016, FerroAtlántica entered into a swap contract with Energya VM, a wholly owned subsidiary of VM Energía, of 75 megawatts of energy at 43.1 €/MWh for each of the second, third and fourth quarters of 2016. Together with another swap contract that FerroAtlántica entered into with a third party in November 2015 for 25 megawatts, we have locked in energy prices for approximately 35-40% of our total needs for 2016. The average price of the two energy contracts represents a savings of 2.5 million Euros compared with the budgeted price. We expect to make payments to Enérgya VM in 2016 of approximately Euros 21,000,000.

Espacio Information Technology, S.A.

Espacio Information Technology, S.A. (“Espacio I.T.”), a Spanish company wholly owned by Grupo VM, provides information technology and data processing services to three FerroAtlántica Group subsidiaries: FerroAtlántica, FerroAtlántica de Mexico, and Silicon Smelters pursuant to several contracts.

Under a contract entered into on January 1, 2004 Espacio I.T. provides FerroAtlántica with information processing, data management, data security, communications, systems control and customer support services. The contract has a one-year term, subject to automatic yearly renewal, unless terminated with notice provided three months prior to the scheduled renewal. The base yearly amount due under the contract for these services is $519,788, exclusive of VAT and subject to inflation adjustment. For the fiscal years ended December 31, 2015, 2014 and 2013, FerroAtlántica made payments under this contract to Espacio I.T. of 939,464, $1,235,505 and $1,342,709, respectively.

Under a contract entered into on January 1, 2006, Espacio I.T. provides FerroPem, S.A.S. with information processing, data management, data security, communications, systems control and customer support services. The contract has a one-year term, subject to automatic yearly renewal, unless terminated with notice provided three months prior to the scheduled renewal. The base yearly amount due under the contract for these services is $762,094, exclusive of VAT and subject to inflation adjustment. For the fiscal years ended December 31, 2015, 2014 and 2013, FerroPem made payments under this contract to Espacio I.T. of $861,133, $1,146,495 and $913,733, respectively.

Under a contract entered into on June 26, 2014, Espacio I.T. provides FerroAtlántica de Mexico with information processing, data management, data security, communications, systems control and customer support services. The contract has a two year term, subject to automatic renewal every two years, unless terminated with notice six months prior to the scheduled renewal. The base yearly amount due under the contract for these services is $21,920, exclusive of VAT and subject to inflation adjustment and adjustment based on the level of production of the previous year. From the date of effectiveness of the contract in July 2014 through December 31, 2014, FerroAtlántica de Mexico made payments to Espacio I.T. of $5,480. In 2015 FerroAtlántica Mexico made payments to EIT for $18,313.

Under a contract entered into on January 1, 2009, Espacio I.T. provides Silicon Smelters with services including the maintenance and monitoring of the company’s network, servers, applications, and user workstations, as well as standard software licenses. The contract has a one-year term, subject to automatic yearly renewal, unless terminated with notice three months prior to the scheduled renewal. The base yearly amount due under the contact is $265,700, subject to inflation adjustment. For the twelve months ended December 31, 2015, 2014 and 2013, Silicon Smelters made payments under this contract to Espacio I.T. of $243,572, $299,533 and $290,608, respectively.

For the fiscal years ended December 31, 2015, 2014 and 2013, Espacio I.T. invoiced other subsidiaries of FerroAtlántica in a total amount of $780,353, $240,987 and $402,950, respectively.

In April 2016, the Ferroglobe Board approved a proposal to obtain certain information technology services from Espacio I.T., and the parties are currently negotiating a contract for the provision of these services. The contract is anticipated to have a minimum of 5 years term, to require an initial investment of $1.7 million during 2016 and an annual base payment of $360,000. These investments and services are required to consolidate the IT infrastructure and information systems of Globe and FerroAtlántica. Additional services may be required in 2017 to achieve full convergence of IT systems.

Aurinka Solar

Javier López Madrid, a current member of the Board is affiliated with Aurinka Solar. During the year ended December 31, 2015, FerroAtlántica:

Entered into an agreement with Aurinka Solar for project optimization and characterization of silicon UMG purification process which provided state-level technology regarding conversion costs and quality of the final product ahead of undertaking industrial development. Purchases under this agreement totaled Euro 690,000. This project ended in 2015.

Entered into a project with Aurinka Solar for the production of solar silicon following the SIEMENS chemical process and other recycled, and detailed parameters of the process and its outcome through which Aurinka Photovoltaic Group determined which of the various technologies applied to SIEMENS process best suited Silicon production by the Company. Purchases under this project totaled Euro 445,000. This project ended in 2015.

In 2016, FerroAtlántica entered into a project with Aurinka Solar for a feasibility study and basic engineering for a manufacturing silicon solar grade UMG plant. Purchases under this project is expected to be approximately Euro 1,200,000 for 2016.

Headquarters Lease

Under lease agreements entered into on August 9, 2007 and April 2, 2012 Torre Espacio Castellana, S.A., a Spanish company wholly owned by Grupo VM, leases to FerroAtlántica floor 49 and floor 45 South of the Torre Espacio office building in Paseo de la Castellana, Madrid, along with a number of parking spaces. As of November 30, 2013, these agreements had a 10-year term, which will expire on November 30, 2023. The base amount of annual rent is $786,546 for floor 49 and the parking spaces and $368,534 for floor 45 South, in each case subject to annual variation according to inflation. For the fiscal years ended December 31, 2014 and 2013, FerroAtlántica made payments under these contracts to Torre Espacio Castellana of $1,511,000 and $1,507,000, respectively. On November 23, 2015 this company ceased to be related party of Grupo VM. In this sense, the rent from 1st of January to November of 2015 has been $1,138,064.

C.	Interests of Experts and Counsel.

Not applicable.

Item 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

We have included the Consolidated Financial Statements as part of this annual report. See Item 18, “Financial Statements.”

Legal Proceedings

In the ordinary course of its business, Ferroglobe is subject to periodic lawsuits, investigations, claims and proceedings, including, but not limited to, contractual disputes, employment, environmental, health and safety matters. Although Ferroglobe cannot predict with certainty the ultimate resolution of lawsuits, investigations, claims and proceedings asserted against it, Ferroglobe does not believe any currently pending legal proceeding to which it is a party will have a material adverse effect on its business, prospects, financial condition, cash flows, results of operations or liquidity.

Joint Venture Arbitration

Arbitration proceedings are in process in relation to the Joint Venture Agreement between FerroAtlántica Group and Zeus Mineraçao Ltda., José Rubens Moretti Junior and Guilherme Moretti. FerroAtlántica Group has filed a claim to recover the initial joint venture contribution for a total approximate amount of $17 million from respondents. Respondents in turn filed a counterclaim against FerroAtlántica Group seeking damages of approximately $2.0 million. The hearing is scheduled for April 2015 and the arbitral tribunal is expected to render the award by the end of 2015. As of February 12, 2016, the arbitral tribunal has not rendered a decision.

Asbestos Claims

Certain maintenance employees of FerroPem S.A.S. entities in France may have been exposed prior to the early 1990s to asbestos in furnaces located at FerroPem plants. As of the date of this annual report, at least 30 claims for inexcusable negligence (“faute inexcusable”) are pending against FerroPem for reasons of alleged injuries resulting from alleged asbestos exposure. The claims for inexcusable negligence are based either on the occurrence of work accidents (“accident du travail”) or on the recognition of an occupational disease (“maladie professionelle”). During the period in question, FerroPem was wholly owned by Pechiney Bâtiments, which has indemnification obligations to FerroAtlántica Group pursuant to the sale and purchase agreement under which ownership of FerroPem was transferred to FerroAtlántica Group in 2005. Additional cases claiming damages for injuries related to asbestos exposure may be filed in the future.

Environmental Matter

On April 10, 2015, the Magistrate Court Number 2 of Santiago de Compostela notified FerroAtlántica of the opening of proceedings against the former Quality Control and Environmental Evaluation General Director for Galicia for an alleged criminal offense against the environment. FerroAtlántica was alleged to have profited from the alleged offence, which involved a determination regarding the flow of a river on which certain of FerroAtlántica’s hydroelectric facilities are located. FerroAtlántica was required to post a bond in the amount of €8.5 million to guarantee any civil financial responsibility that may be imposed on it as a result of the proceedings, which seek disgorgement of profits in the amount of approximately €6.4 million. FerroAtlántica filed a motion for dismissal of the claim against it on procedural grounds, which was rejected on June 22, 2015. The civil complaint against FerroAtlántica is dependent on the criminal proceeding against the public official. If the public official is found guilty, a civil proceeding to determine whether FerroAtlántica benefitted improperly from the determination will follow. FerroAtlántica disputes the merits of the claim against it and will continue to vigorously defend against such claim.

Other Legal Matters

The legal proceedings described below are pending in Spain in which Mr. López Madrid and Mr. Juan Miguel Villar Mir, President and Chairman of Grupo VM, respectively, have been called as “imputado” by a Spanish criminal investigative court. At the conclusion of these criminal investigatory proceedings, the Spanish court in each proceeding may determine to withdraw the investigation without issuing formal charges, excuse certain parties previously called as “imputado” on the basis that there is insufficient evidence to issue formal charges, or issue formal charges or indictments against specific named parties.

On October 25, 2012, Mr. López Madrid was called as “imputado”, along with several other directors of Bankia, S.A. and Banco Financiero y de Ahorros, S.A., by a Spanish court investigating whether Mr. López Madrid and the other persons called as “imputado” in the investigation were involved in the misrepresentation of the financial condition of Bankia, S.A. in connection with its initial public offering. Mr. López Madrid advised us that he vehemently denies any allegations against him in connection with this matter and intends to defend himself vigorously. As part of the same proceeding, Mr. López Madrid was called again on January 28, 2015, along with several other directors of Bankia, S.A. and several former directors and senior executives of Caja Madrid, by the Spanish court in connection with its investigation into whether Mr. López Madrid and the other persons called as “imputado” in the investigation improperly used credit cards for personal expenditures paid by Bankia, S.A. and/or Caja Madrid. Mr. López Madrid advised Globe and FerroAtlántica that, upon learning that questions had been raised about his credit card charges in an internal audit, he had promptly reimbursed Bankia, S.A. €32,000 for the credit card charges paid by Bankia, S.A. and paid all taxes otherwise due and payable on account of such amounts. While the investigation with respect to the alleged financial misrepresentation is ongoing, on December 23, 2015, the Spanish investigative court concluded its investigations of the alleged misuse of the credit cards and, on January 14, 2016, the Spanish prosecutor filed charges in connection therewith against Mr. López Madrid, along with several other former directors and officers of Bankia, with the Spanish court. On February 1, 2016, the Spanish investigative court issued a ruling approving the charges. Approval of the charges by the Spanish investigative court is not a determination of guilt, but it marks the formal end of the investigative stage of the matter. Mr. López Madrid’s appeal of this decision has been denied. Mr. López Madrid has advised us that he intends to defend himself vigorously in this matter.

On June 10, 2014, a physician (the “Physician”) who had previously treated Mr. López Madrid’s family was called as “imputado” by a Spanish investigative court in connection with criminal allegations that the Physician had harassed Mr. López Madrid, his family and his associates through anonymous phone calls and messages making false accusations and serious threats, which were received daily over a period of several months. On September 24, 2014, Mr. López Madrid was called as “imputado” by a Spanish investigative court in connection with criminal allegations that he had sexually harassed the Physician and was involved in a campaign of threats and physical violence against the

Physician, her family and her associates. On November 12, 2014, the Spanish court entered a restraining order against Mr. López Madrid in the matter. On February 26, 2016 the Spanish court resolved to dismiss the proceeding involving allegations against Mr. López Madrid and to render a restraining order ineffective. This court resolution was appealed by the Physician on March 17, 2016.

On October 21, 2014, Mr. López Madrid was called as “imputado” by a Spanish court investigating the sale of shares of Infoglobal by Grupo Urbina to three private individuals, in connection with allegations that Grupo Urbina failed to disclose negative material information regarding Infoglobal prior to the sale. Mr. López Madrid has advised Globe and FerroAtlántica that he was a passive investor in Grupo Urbina. Mr. López Madrid further advised Globe and FerroAtlántica that he did not have any managerial position or participation in management bodies at either Grupo Urbina or Infoglobal. On December 22, 2014, the investigating court dismissed the case. On February 23, 2015, an appellate court ordered the investigation reopened. Mr. López Madrid advised us that he vehemently denies any allegations against him in connection with this matter and intends to defend himself vigorously.

On or about July 29, 2015, news media reported that Mr. Villar Mir has been called as “imputado” in connection with allegations that Obrascón Huarte Laín, S.A.—a company partially owned by Grupo Villar Mir and of which Mr. Villar Mir is the Chairman—paid bribes in an unsuccessful attempt to win public contracts. Mr. Villar Mir advised us that he vehemently denies any allegations against him in connection with this matter and intends to defend himself vigorously.

Litigation Related to the Business Combination

On March 23, 2015, a putative class action lawsuit was filed on behalf of Globe’s shareholders (“Globe Shareholders”) in the Court of Chancery of the State of Delaware. The action, captioned Fraser v. Globe Specialty Metals, Inc., et al., C.A. No. 10823-VCG, named as defendants Globe, the members of its board of directors, Grupo VM, FerroAtlántica, Gordon Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Ferroglobe (“Merger Sub”) and the Company. The complaint alleged, among other things, that the Globe directors breached their fiduciary duties by failing to obtain the best price possible for Globe Shareholders, that the proposed merger consideration to be received by Globe Shareholders is inadequate and significantly undervalued Globe, that the Globe directors failed to adequately protect against conflicts of interest in approving the transaction, and that the Business Combination Agreement unfairly deters competitive offers. The complaint also alleged that Globe, Grupo VM, FerroAtlántica, Merger Sub and the Company aided and abetted these alleged breaches. The action sought to enjoin or rescind the Business Combination, damages, and attorneys’ fees and costs.

On April 1, 2015, a purported Globe Shareholder filed a putative class action lawsuit on behalf of Globe Shareholders challenging the Business Combination in the Court of Chancery of the State of Delaware. The action, captioned City of Providence v. Globe Specialty Metals, Inc., et al., C.A. No. 10865-VCG, named as defendants Globe, the members of its board of directors, its Chief Executive Officer, Grupo VM, FerroAtlántica, Merger Sub and the Company. The complaint alleged, among other things, that Globe’s board of directors and Chief Executive Officer, aided and abetted by Grupo VM, FerroAtlántica, Merger Sub and the Company, breached their fiduciary duties by entering into the Business Combination for inadequate consideration and that certain provisions in the Business Combination Agreement unfairly deterred a potential alternative transaction. The complaint further alleged, among other things, that Globe’s Executive Chairman and Chief Executive Officer, aided and abetted by Grupo VM, FerroAtlántica, Merger Sub and the Company, breached their fiduciary duties by negotiating the Business Combination Agreement, and, in the case of the Executive Chairman, by entering into a voting agreement in favor of the Business Combination Agreement, out of self-interest. The action sought to enjoin the Business Combination, to order the board of directors to obtain an alternate transaction, damages, and attorneys’ fees and costs.

On April 10, 2015, a purported Globe Shareholder filed a putative class action lawsuit on behalf of Globe Shareholders challenging the Business Combination in the Court of Chancery of the State of Delaware. The action, captioned Int’l Union of Operating Engineers Local 478 Pension Fund v. Globe Specialty Metals, Inc., et al., C.A. No. 10899-VCG, named as defendants Globe, the members of its board of directors, its Chief Executive Officer, Grupo VM, FerroAtlántica, Merger Sub and the Company. The complaint made identical allegations and sought the same relief sought in City of Providence v. Globe Specialty Metals, Inc., et al., C.A. No. 10865-VCG.

On April 21, 2015, a purported Globe Shareholder filed a putative class action lawsuit on behalf of Globe Shareholders challenging the Business Combination in the Court of Chancery of the State of Delaware. The action, captioned Cirillo v. Globe Specialty Metals, Inc., et al., C.A. No. 10929-VCG, named as defendants Globe, its board of directors, Grupo VM, FerroAtlántica, Merger Sub and the Company. The complaint alleged, among other things, that Globe’s directors, aided and abetted by Globe, Grupo VM, FerroAtlántica, Merger Sub and the Company, breached their fiduciary duties in agreeing to the Business Combination for inadequate consideration and that certain provisions in the Business Combination Agreement unfairly deterred a potential alternative transaction. The action sought to enjoin or rescind the Business Combination, disclosure of information, damages, and attorneys’ fees and costs.

On May 4, 2015, the Court of Chancery of the State of Delaware consolidated these four actions under the caption In re Globe Specialty Metals, Inc. Stockholders Litigation, Consolidated C.A. No. 10865-VCG (the “Action”). The Court further designated the complaint filed in C.A. No. 10865-VCG as the operative complaint in the consolidated action. Plaintiffs filed a motion for a preliminary injunction seeking to enjoin Globe from convening a special meeting of Globe Shareholders to vote on the proposal to adopt the Business Combination Agreement or consummating the Business Combination. In addition, Plaintiffs filed a motion for expedited proceedings, and supporting brief, in which they requested that the Court schedule a trial in this action before the Globe Shareholders vote on the Business Combination. Defendants, including Globe, filed an opposition brief in which they objected to Plaintiffs’ motion for expedited proceedings to the extent it seeks expansive discovery and an expedited trial on the merits in lieu of a preliminary injunction hearing. Subsequently, the parties reached agreement on the scope of expedited discovery.

On June 15, 2015, Plaintiffs filed an amended consolidated class action complaint, realleging, among other things, that Globe’s board of directors and Chief Executive Officer, aided and abetted by Grupo VM, FerroAtlántica, Merger Sub and the Company, breached their fiduciary duties by entering into the Business Combination for inadequate consideration and that certain provisions in the Business Combination Agreement unfairly deterred a potential alternative transaction. The amended complaint further alleged that, among other things, Globe’s preliminary proxy statement/prospectus filed with the SEC on May 6, 2015, was materially misleading and incomplete, and that Globe’s board of directors and Chief Executive Officer breached their fiduciary duties by failing to disclose purportedly material information to Globe Shareholders in connection with the Business Combination. The amended complaint sought, among other relief, an order enjoining the Defendants from consummating the proposed Business Combination; a declaration that the disclosures contained in the preliminary proxy statement/prospectus are deficient; damages; and attorneys’ fees and costs. On August 26, 2015, the Court held a hearing on Plaintiffs’ motion for a preliminary injunction.

On September 10, 2015, the parties to the Action entered into a Memorandum of Understanding (the “MOU”), which outlined the terms of an agreement in principle to settle the Action. Based on the terms of the MOU, the parties to the Action entered into a formal stipulation of settlement (the “Stipulation”) on October 30, 2015. The Stipulation provided that the settlement would be subject to certain conditions, including final court approval of the settlement, final certification of a settlement class, and closing of the Business Combination. Upon satisfaction of these conditions, a $32.5 million aggregate cash payment would be paid after the closing of the Business Combination by the combined companies on a pro rata basis to the holders of shares of Globe common stock (other than the defendants in the Action and certain related persons) as of the close of business on the business day immediately prior to completion of the Business Combination. The Stipulation also provided that the Defendants would implement governance amendments for the benefit of Globe’s shareholders following completion of the Business Combination. Defendants further agreed to pay or cause to be paid such attorneys’ fees and expenses as may be awarded by the Court to Plaintiffs’ Counsel for their efforts in prosecuting the Action, as well as the costs of administering the settlement. The Stipulation included a release of all claims against the Defendants and their advisors relating to or arising from the Action.

On December 23, 2015, the parties to the Business Combination Agreement completed the Business Combination. On February 10, 2016, the Court of Chancery of the State of Delaware held a hearing on Plaintiffs’ motion to approve the proposed settlement, including final certification of the settlement class, and Plaintiffs’ application for an award of attorneys’ fees and expenses. The Court approved the settlement, including final certification of the settlement class, and awarded Plaintiffs’ Counsel $9,989,376.73 in attorneys’ fees and expenses. Following court approval of the settlement, Globe paid $32.5 million into a settlement fund to be held for the benefit of the settlement class. With respect to the attorneys’ fee and expense award, Globe’s Insurers paid eighty-five percent of the award and Globe paid the remaining fifteen percent of the award. Globe anticipates further discussions with the Insurers toward reaching a final agreement with the Insurers on reimbursement for a portion of the settlement fund and a final allocation of the attorneys’ fee and expense award.

In connection with the above, on October 27, 2015, Mr. Kestenbaum submitted a request for indemnification under the Employment Agreement between Mr. Kestenbaum and Globe entered into as of January 27, 2011, as amended on February 22, 2015. The indemnity claim arises from the Stipulation and Agreement of Settlement (the “Settlement”), described above under “—Litigation Related to the Business Combination.” Pursuant to the Settlement, $32.5 million will be paid by Globe to all record and beneficial holders of common stock of Globe who held their stock at any time during the period from and including February 22, 2015 through the date on which the Business Combination was completed, and whose shares of Globe common stock were exchanged for shares of Ferroglobe ordinary share in the Business Combination. The Settlement provides that the individual defendants in the Litigation Related to the Business Combination, including Mr. Kestenbaum, shall not be paid any of the $32.5 million in settlement proceeds. As the holder of approximately 13% of Globe’s common stock during the relevant period, Mr. Kestenbaum contends that he has suffered an indemnifiable loss within the meaning of his Employment Agreement to the extent he is ineligible to receive a pro rata distribution from the settlement proceeds. During the fourth calendar quarter of 2015, Globe submitted to its insurers Mr. Kestenbaum’s request for indemnification made upon the Company for the losses Mr. Kestenbaum claims in connection with Litigation Related to the Business Combination. Thereafter, the Globe Board of Directors considered Mr. Kestenbaum’s request for indemnification from the Company and advised him that it had rejected the claim. During the first calendar quarter of 2016, Mr. Kestenbaum, as an insured under the insurance policies issued to the Company, submitted a claim directly to the insurer whose policy is now responding to Globe’s claim for reimbursement for losses the Company claims in connection with Litigation Related to Business Combination. The insurer has highlighted that Mr. Kestenbaum, as an individual insured, has priority over the Company to the extent their respective losses are covered by the insurance policies. The insurer has requested information from the Company in respect of what action they took in response to Mr. Kestenbaum’s claim for indemnification made upon the Company and for additional details regarding the claim. Mr. Kestenbaum has advised the Company that he will waive his right of priority for covered losses under the policy. The board intends to communicate to the insurer the decision previously taken by the board to reject the claim and to communicate Mr. Kestenbaum’s waiver of priority in connection with these matters, as well as to answer any other questions the insurer may have.

Dividend Policy

Our Board intends to declare annual (or final) dividends and interim dividends, payable quarterly, to be reviewed each year, but it will depend upon many factors, including the amount of our distributable profits as noted below. On February 3, 2016, our Board declared a quarterly dividend in the amount of $0.08 per Share payable on March 14, 2016 to shareholders of record at the close of business on February 26, 2016. Pursuant to the Articles, and subject to applicable law, the Company may by ordinary resolution declare dividends (which shall not exceed the amounts recommended by the directors), and the directors may decide to pay interim dividends. The Articles provide that the directors may pay any dividend if it appears to them that the profits available for distribution justify the payment. Under English law, dividends may only be paid out of distributable reserves of the Company or distributable profits, defined as accumulated realized profits not previously utilized by distribution or capitalization less accumulated realized losses to the extent not previously written off in a reduction or reorganization of capital duly made, and not out of share capital, which includes the share premium account. Further, a U.K. public company may only make a distribution if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves, and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate. Distributable profits are determined in accordance with generally accepted accounting principles at the time the relevant accounts are prepared. The amount of Ferroglobe’s distributable profits is a cumulative calculation. Ferroglobe may be profitable in a single year but unable to pay a dividend if the profits of that year do not offset all previous year’s accumulated losses. The shareholders of Ferroglobe may by ordinary resolution on the recommendation of the directors decide that the payment of all or any part of a dividend be satisfied by transferring non-cash assets of equivalent value, including shares or securities in any corporation.

The declaration and payment of future dividends to holders of our Shares will be at the discretion of our Board and will depend upon many factors, including our financial condition, earnings, distributable profits, legal requirements, and restrictions in our debt agreements and other factors deemed relevant by our board of directors. In addition, as a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries or covenants under future indebtedness that we or they may incur.

Furthermore, we are required to distribute any net proceeds of the R&W Policy we purchased in connection with the Business Combination. The R&W Policy insures us, for the benefit of the holders of Ordinary Shares, against certain breaches of certain representations and warranties made by Grupo VM and FerroAtlántica in the Business Combination Agreement, subject to the deductibles, caps and other limitations contained in the R&W Policy. Under the Articles, we would be required to distribute the aggregate net proceeds under the R&W Policy, if any, to the holders of the Ordinary Shares. However, if we do not have sufficient profits available for distribution, we will not be permitted under English law to make the distribution to the holders of our Ordinary Shares contemplated by the Articles. In these circumstances, holders of our Ordinary Shares may not receive any distribution of the net proceeds under the R&W Policy, or may only receive a partial distribution, or may suffer substantial delay before any distribution can be made under English law.

B. Significant Changes.

There have been no significant changes since the date of the Consolidated Financial Statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and listing details.

On December 24, 2015, our Ordinary Shares were listed for trading on the NASDAQ in U.S. Dollars under the symbol “GSM”. Prior to completion of the Business Combination, which occurred on December 23, 2015, shares of Globe’s common stock were registered pursuant to Section 12(b) of the Exchange Act and listed on NASDAQ under the ticker symbol “GSM.” Globe’s common stock was suspended from trading on the NASDAQ prior to the open of trading on December 24, 2015. The following table sets forth the high and low reported sale prices of our Ordinary Shares beginning as of December 24, 2015, as reported on the NASDAQ for the periods indicated:

	NASDAQ Trading
Quarterly	High	Low
January 1, 2016 through March 31, 2016	$11.48	$6.90

Monthly	High	Low
April 2016
March 2016	$10.37	$7.97
February 2016	$9.23	$6.90
January 2016	$11.48	$7.61
December 2015 *	$13.17	$10.60

*	Beginning December 24, 2015

B. Plan of distribution.

Not applicable.

C. Markets.

Our Ordinary Shares and Class A Ordinary Shares are traded on the NASDAQ Global Select Market under the symbol “GSM”.

D. Selling shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

Item 10. Additional Information.

A. Share capital.

Not applicable.

B. Memorandum and articles of association.

The information for this item has been previously reported in the Company’s registration statement on Form F-1 as filed on March 15, 2016.

C. Material contracts.

See “Item 7.B—Major Shareholders and Related Party Transactions—Related Parties”

D. Exchange controls.

See “Item 3.D—Risk Factors— Risks Related to Our Ordinary Shares”

E. Taxation.

U.S. Federal Income Taxation

The following is a discussion of the material U.S. federal income tax consequences to U.S. holders (as defined below) of the ownership and disposition of Ordinary Shares. The discussion is based on and subject to the Code, the U.S. Treasury Regulations promulgated thereunder, administrative rulings and court decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. The discussion applies only to U.S. holders that acquire Ordinary Shares in exchange for cash in this offering and hold Ordinary Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). The discussion also assumes that we will not be treated as a U.S. corporation under Section 7874 of the Code. The discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders in light of their personal circumstances, including any tax consequences arising under the Medicare contribution tax on net investment income, or to such shareholders subject to special treatment under the Code, such as:

•	banks, thrifts, mutual funds, insurance companies, and other financial institutions,

•	real estate investment trusts and regulated investment companies,

•	traders in securities who elect to apply a mark-to-market method of accounting,

•	brokers or dealers in securities or foreign currency,

•	tax-exempt organizations or governmental organizations,

•	individual retirement and other deferred accounts,

•	U.S. holders whose functional currency is not the U.S. dollar,

•	U.S. expatriates and former citizens or long-term residents of the United States,

•	“passive foreign investment companies,” “controlled foreign corporations,” and corporations that accumulate earnings to avoid U.S. federal income tax,

•	persons subject to the alternative minimum tax,

•	shareholders who hold Ordinary Shares as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction,

•	“S corporations,” partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein),

•	persons that actually or constructively own 10% or more of our voting stock, and

•	shareholders who received their Shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

The discussion does not address any non-income tax consequences or any foreign, state or local tax consequences.

For purposes of this discussion, a U.S. holder means a beneficial owner of Ordinary Shares who is:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any subdivision thereof, or that is otherwise treated as a U.S. tax resident under the Code;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A U.S. holder that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the ownership and disposition of Ordinary Shares.

Prospective purchasers are urged to consult their tax advisors with respect to the U.S. federal income tax consequences to them of the purchase, ownership and disposition of Ordinary Shares, as well as the tax consequences to them arising under U.S. federal tax laws other than those pertaining to income tax (including estate or gift tax laws), state, local and non-U.S. tax laws, as well as any applicable income tax treaty.

Dividends and Other Distributions on Ordinary Shares

Dividends will generally be taxed as ordinary income to U.S. holders to the extent that they are paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. As such, subject to the following discussion of special rules applicable to PFICs (as defined below) and, assuming that Ordinary Shares continue to be listed on NASDAQ and certain holding-period requirements are met, the gross amount of the dividends paid by us to U.S. holders may be eligible to be taxed at lower rates applicable to dividends paid by a “qualified foreign corporation.” Dividends paid by us will not qualify for the dividends received deduction under Section 243 of the Code otherwise available to corporate shareholders. In general, and subject to the discussion below, the dividend income will be treated as foreign source passive income for U.S. federal foreign tax credit limitation purposes. The rules relating to the determination of the U.S. foreign tax credit are complex and U.S. holders should consult their tax advisors to determine whether and to what extent a credit would be available.

To the extent that the amount of any dividend exceeds our current and accumulated earnings and profits for a taxable year, the excess will first be treated as a tax-free return of capital, causing a reduction in the U.S. holder’s adjusted basis in Ordinary Shares. The balance of any excess will be taxed as capital gain, which would be long-term capital gain if the U.S. holder has held the Ordinary Shares for more than one year at the time the dividend is received.

It is possible that we are, or at some future time will be, at least 50% owned by U.S. persons. Dividends paid by a foreign corporation that is at least 50% owned by U.S. persons may be treated as U.S. source income (rather than foreign source passive income) for foreign tax credit purposes to the extent the foreign corporation has more than an insignificant amount of U.S. source income. The effect of this rule may be to treat a portion of any dividends paid by us as U.S. source income, which may limit a U.S. holder’s ability to claim a foreign tax credit with respect to foreign taxes payable or deemed payable in respect of the dividends or other foreign source passive income. The Code permits a U.S. holder entitled to benefits under the United Kingdom-United States Income Tax Treaty to elect to treat any dividends paid by us as foreign source income for foreign tax credit purposes if the dividend income is separated from other income items for purposes of calculating the U.S. holder’s foreign tax credit with respect to U.K. taxes withheld, if any, on the distribution of such dividend income. U.S. holders should consult their own tax advisors about the desirability and method of making such an election.

We generally intend to pay dividends in U.S. dollars. If we were to pay dividends in a foreign currency or other property, the amount of any such dividend will be the U.S. dollar value of the foreign currency or other property distributed by us, calculated, in the case of foreign currency, by reference to the exchange rate on the date the dividend is includible in the U.S. holder’s income, regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. Generally, a U.S. holder should not recognize any foreign currency gain or loss if the foreign currency is converted into U.S. dollars on the date the payment is received. However, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. holder includes the dividend payment in income to the date such U.S. holder actually converts the payment into U.S. dollars will be treated as ordinary income or loss. That currency exchange or loss (if any) generally will be income or loss from U.S. sources for foreign tax credit purposes.

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

Subject to the following discussion of special rules applicable to PFICs, a U.S. holder will generally recognize taxable gain or loss on the sale, exchange or other taxable disposition of Ordinary Shares in an amount equal to the difference between the amount realized on such taxable disposition and the U.S. holder’s tax basis in the Ordinary Shares. A U.S. holder’s initial tax basis in Ordinary Shares generally will equal the cost of such Ordinary Shares.

The source of any such gain or loss is generally determined by reference to the residence of the holder such that it generally will be treated as U.S. source income for foreign tax credit limitation purposes in the case of a sale, exchange or other taxable disposition by a U.S. holder. However, the Code permits a U.S. holder entitled to benefits under the United Kingdom-United States Income Tax Treaty to elect to treat any gain or loss on the sale, exchange or other taxable disposition of Ordinary Shares as foreign source income for foreign tax credit purposes if the gain or loss is sourced outside of the United States under the United Kingdom-United States Income Tax Treaty and such gain or loss is separated from other income items for purposes of calculating the U.S. holder’s foreign tax credit. U.S. holders should consult their own tax advisors about the desirability and method of making such an election.

Gain or loss realized on the sale, exchange or other taxable disposition of Ordinary Shares generally will be capital gain or loss and will be long-term capital gain or loss if the Ordinary Shares have been held for more than one year. Non-corporate U.S. holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deduction of capital losses is subject to limitations.

Passive Foreign Investment Company Considerations

A foreign corporation is a “passive foreign investment company” (a “PFIC”) if, after the application of certain “look-through” rules, (1) at least 75% of its gross income is “passive income” as that term is defined in the relevant provisions of the Code, or (2) at least 50% of the value of its assets (determined on the basis of a quarterly average) produce “passive income” or are held for the production of “passive income.” The determination as to PFIC status is made annually. If a U.S. holder is treated as owning PFIC stock, the U.S. holder will be subject to special rules generally intended to reduce or eliminate the benefit of the deferral of U.S. federal income tax that results from investing in a foreign corporation that does not distribute all of its earnings on a current basis. These rules may adversely affect the tax treatment to a U.S. holder of dividends paid by us and of sales, exchanges and other dispositions of Ordinary Shares, and may result in other adverse U.S. federal income tax consequences.

We do not expect to be treated as a PFIC for the current taxable year, and we do not expect to become a PFIC in the future. However, there can be no assurance that the IRS will not successfully challenge this position or that we will not become a PFIC at some future time as a result of changes in our assets, income or business operations. U.S. holders should consult their own tax advisors about the determination of our PFIC status and the U.S. federal income tax consequences of holding Ordinary Shares if we are considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to dividends received by U.S. holders of Ordinary Shares and the proceeds received on the disposition of Ordinary Shares effected within the United States (and, in certain cases, outside the United States), paid to U.S. holders other than certain exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9) or is otherwise subject to backup withholding. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Individuals that own “specified foreign financial assets” with an aggregate value of more than $50,000 (or higher threshold for some married individuals and individuals living abroad) may be required to file an information report (IRS Form 8938) with respect to such assets with their tax returns. Ordinary Shares generally will constitute specified foreign financial assets subject to these reporting requirements, unless the Ordinary Shares are held in an account at a financial institution (which, in the case of a foreign financial account, may also be subject to reporting). Additionally, under proposed regulations, a domestic corporation, domestic partnership, or trust (as described in Section 7701(a)(30)(E) of the Code) which is formed or availed of for purposes of holding, directly or indirectly, specified foreign financial assets may be treated as an individual for purposes of these rules. U.S. holders should consult their own tax advisors regarding information reporting requirements relating to their ownership of Ordinary Shares, and the significant penalties to which they may be subject for failure to comply.

United Kingdom Taxation

The following paragraphs are intended as a general guide to current U.K. tax law and HM Revenue & Customs published practice applying as at the date of this annual report (both of which are subject to change at any time, possibly with retrospective effect) relating to the holding of Ordinary Shares. They do not constitute legal or tax advice and do not purport to be a complete analysis of all U.K. tax considerations relating to the holding of Ordinary Shares. They relate only to persons who are absolute beneficial owners of Ordinary Shares (and where the Ordinary Shares are not held through an Individual Savings Account or a Self-Invested Personal Pension) and who are resident for tax purposes in (and only in) the U.K. (except to the extent that the position of non-U.K. resident persons is expressly referred to).

These paragraphs may not relate to certain classes of holders of Ordinary Shares, such as (but not limited to):

•	persons who are connected with the Company;

•	insurance companies;

•	charities;

•	collective investment schemes;

•	pension schemes;

•	brokers or dealers in securities or persons who hold Ordinary Shares otherwise than as an investment;

•	persons who have (or are deemed to have) acquired their Ordinary Shares by virtue of an office or employment or who are or have been officers or employees of the Company or any of its affiliates; and

•	individuals who are subject to U.K. taxation on a remittance basis.

These paragraphs do not describe all of the circumstances in which holders of Ordinary Shares may benefit from an exemption or relief from U.K. taxation. It is recommended that all holders of Ordinary Shares obtain their own tax advice. In particular, non-U.K. resident or domiciled persons are advised to consider the potential impact of any relevant double tax agreements.

Dividends

Withholding Tax

Dividends paid by the Company will not be subject to any withholding or deduction for or on account of U.K. tax, irrespective of the residence or particular circumstances of the shareholders.

Income Tax

An individual holder of Ordinary Shares who is resident for tax purposes in the U.K. may, depending on his or her particular circumstances, be subject to U.K. tax on dividends received from the Company. An individual holder of Ordinary Shares who is not resident for tax purposes in the U.K. should not be chargeable to U.K. income tax on dividends received from the Company unless he or she carries on (whether solely or in partnership) any trade, profession or vocation in the U.K. through a branch or agency to which the Ordinary Shares are attributable (subject to certain exceptions for trading through independent agents, such as some brokers and investment managers). Subject to certain conditions, an individual holder of Ordinary Shares who is resident for tax purposes in the U.K. will be entitled to a tax credit equal to one-ninth (2015/16) of the amount of the dividend received from the Company.

Dividends will be subject to U.K. income tax at the rate of 10% (2015/16) on the amount of the dividend and any associated one-ninth tax credit in the hands of an individual holder of Ordinary Shares who is liable to U.K. income tax at the basic rate. This means that the tax credit will generally satisfy in full the U.K. income tax liability of such a U.K. resident individual shareholder with respect to such a dividend.

An individual holder of Ordinary Shares who is liable to U.K. income tax at the higher rate will generally be subject to U.K. income tax at the rate of 32.5% (2015/16) on the amount of the dividend and any associated one-ninth tax credit. The tax credit will only partially satisfy that U.K. resident individual shareholder’s U.K. income tax liability with respect to such a dividend and, accordingly, such shareholders will generally be liable for additional tax of 22.5% of the amount of the dividend and any associated one-ninth tax credit, or 25% of the cash dividend received.

An individual holder of Ordinary Shares who is liable to U.K. income tax at the additional rate will generally be subject to U.K. income tax at the rate of 37.5% (2015/16) on the amount of the dividend and any associated one-ninth tax credit. The tax credit will only partially satisfy that U.K. resident individual shareholder’s U.K. income tax liability with respect to such a dividend and, accordingly, such shareholders will generally be liable for additional tax of 27.5% of the amount of the dividend and any associated one-ninth tax credit, or 30.56% of the cash dividend received.

Dividend income is treated as the top slice of the total income chargeable to U.K. income tax. Whether an individual holder of Ordinary Shares who is liable to U.K. income tax in respect of a dividend is liable to that tax at the higher or additional rate or not will depend on the particular circumstances of that shareholder.

The U.K. Government has announced that it will abolish the dividend tax credit system described in the above paragraphs with effect from April 2016. All individual holders of Ordinary Shares would instead get a tax-free allowance of £5,000 per annum. Dividend income in excess of this tax-free allowance would be charged at 7.5% for basic rate tax payers, 32.5% for higher rate taxpayers, and 38.1% for additional rate taxpayers.

Corporation Tax

Corporate holders of Ordinary Shares which are resident for tax purposes in the U.K. should not be subject to U.K. corporation tax on any dividend received from the Company so long as the dividends qualify for exemption (as is likely) and certain conditions are met (including anti-avoidance conditions).

Chargeable Gains

A disposal of Ordinary Shares by a shareholder resident for tax purposes in the U.K. may, depending on the shareholder’s circumstances and subject to any available exemptions or reliefs, give rise to a chargeable gain or an allowable loss for the purposes of U.K. capital gains tax and corporation tax on chargeable gains.

If an individual holder of Ordinary Shares who is subject to U.K. income tax at either the higher or the additional rate becomes liable to U.K. capital gains tax on the disposal of Ordinary Shares, the applicable rate will be 28% (2015/16). For an individual holder of Ordinary Shares who is subject to U.K. income tax at the basic rate and liable to U.K. capital gains tax on such disposal, the applicable rate would be 18% (2015/16), save to the extent that any capital gains exceed the unused basic rate tax band. In that case, the rate applicable to the excess would be 28% (2015/16).

If a corporate holder of Ordinary Shares becomes liable to U.K. corporation tax on the disposal of Ordinary Shares, the main rate of U.K. corporation tax (currently 20%) would apply. An indexation allowance may be available to such a holder to give an additional deduction based on the indexation of its base cost in the shares by reference to U.K. retail price inflation over its holding period. An indexation allowance can only reduce a gain on a future disposal, and cannot create a loss.

A holder of Ordinary Shares which is not resident for tax purposes in the U.K. should not normally be liable to U.K. capital gains tax or corporation tax on chargeable gains on a disposal of Ordinary Shares. However, an individual holder of Ordinary Shares who has ceased to be resident for tax purposes in the U.K. for a period of less than five years and who disposes of Ordinary Shares during that period may be liable on his or her return to the U.K. to U.K. tax on any capital gain realized (subject to any available exemption or relief).

Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

The discussion below relates to holders of Ordinary Shares wherever resident.

Transfers of Ordinary Shares within a clearance service or depositary receipt system should not give rise to a liability to U.K. stamp duty or SDRT, provided that no instrument of transfer is entered into and that no election that applies to the Ordinary Shares is, or has been, made by the clearance service or depositary receipt system under Section 97A of the U.K. Finance Act 1986.

Transfers of Ordinary Shares within a clearance service where an election has been made by the clearance service under Section 97A of the U.K. Finance Act 1986 will generally be subject to SDRT (rather than U.K. stamp duty) at the rate of 0.5% of the amount or value of the consideration.

Transfers of Ordinary Shares that are held in certificated form will generally be subject to U.K. stamp duty at the rate of 0.5% of the consideration given (rounded up to the nearest £5). An exemption from U.K. stamp duty is available for a written instrument transferring an interest in Ordinary Shares where the amount or value of the consideration is £1,000 or less, and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions for which the aggregate consideration exceeds £1,000. SDRT may be payable on an agreement to transfer such Ordinary Shares, generally at the rate of 0.5% of the consideration given in money or money’s worth under the agreement to transfer the Ordinary Shares. This charge to SDRT would be discharged if an instrument of transfer is executed pursuant to the agreement which gave rise to SDRT and U.K. stamp duty is duly paid on the instrument transferring the Ordinary Shares within six years of the date on which the agreement was made or, if the agreement was conditional, the date on which the agreement became unconditional. The stamp duty would be duly accounted for if it is paid, an appropriate relief is claimed or the instrument is otherwise certified as exempt.

If Ordinary Shares (or interests therein) are subsequently transferred into a clearance service or depositary receipt system, U.K. stamp duty or SDRT will generally be payable at the rate of 1.5% of the amount or value of the consideration given (rounded up in the case of U.K. stamp duty to the nearest £5) or, in certain circumstances, the value of the shares (save to the extent that an election has been made under Section 97A of the U.K. Finance Act 1986). This liability for U.K. stamp duty or SDRT will strictly be accountable by the clearance service or depositary receipt system, as the case may be, but will, in practice, generally be reimbursed by participants in the clearance service or depositary receipt system.

F. Dividends and paying agents.

Not applicable.

G. Statements by experts.

Not applicable.

H. Documents on Display.

We previously filed with the SEC our registration statement on Form F-1.

We have filed this annual report on Form 20-F with the SEC under the Securities Exchange Act of 1934, as amended. Statements made in this annual report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. Reports and other information which we filed with the SEC, including this annual report on Form 20-F, may be inspected and copied at the public reference room of the SEC at 450 Fifth Street N.W. Washington D.C. 20549.

You can also obtain copies of this annual report on Form 20-F by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov. The Commission’s telephone number is 1-800- SEC-0330.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and will not be required to file proxy statements with the SEC, and its officers, directors and principal shareholders will be exempt from the reporting and “short swing” profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary information.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Our activities are undertaken through our segments and are exposed to market risk, credit risk, liquidity risk and capital risk. Risk management is the responsibility of our financial department in accordance with mandatory internal management rules. The internal management rules provide written policies for the management of overall risk, as well as for specific areas, such as exchange rate risk, credit risk, interest rate risk, liquidity risk, use of hedging instruments and derivatives, and the investment of excess cash.

Market Risk

We are exposed to market risk, such as movement in foreign exchange rates, interest rates, changes in the prices of assets and raw material purchased (principally quartz and manganese). All of these market risks arise in the normal course of business and we do not carry out speculative operations.

Foreign Exchange Rate Risk

Foreign exchange risks arise (i) from commercial transactions to be settled in the future, for which assets and liabilities are not denominated in the functional currency of the entity and (ii) from financial liabilities denominated in a different currency from the functional currency of the subsidiary.

Risks from commercial transactions: To manage foreign exchange risks arising from commercial transactions, we purchase forward purchase/sale contracts. Such contracts provide protection related to the fair value of future cash flow. Most projected transactions which are not denominated in our functional currency qualify as highly probable forecast transactions for hedge accounting purposes. The main exchange rate exposures relate to the U.S. Dollar and the euro. Our foreign exchange risks mainly relate to our operations in connection with purchases and sales in a currency other than the functional currency, mostly affecting the U.S. Dollar against the euro. These purchases and sales, other than in the functional currency, are hedged through our purchase of future currency sale/purchase contracts. Specifically, an appreciation of the U.S. Dollar against the euro would result in a decrease/increase of our purchase costs/sale price in the Income Statement, which would be compensated by the derivatives purchased, to the extent that the transactions have been hedged. We would recognize a net gain or loss in the Income Statement from the net assets or liabilities that remain unhedged.

Ferroglobe has arranged forward foreign currency purchase and sale transactions in 2015 with various banks in the amount of $18,535,000, $28,679,000 and ZAR 371,973,000 during 2015 ($5,298,000 and $58,163,000 in 2014).

The changes in the market value of the foreign currency derivatives arranged by the Company depend mainly on the changes in the U.S. Dollar/Euro spot rate and on the evolution of forward points curve. The fair market value of these derivatives were not significant at December 31, 2015 and 2014.

The detail of the sensitivity analysis (changes in the market value at December 31, 2015) of the foreign currency derivatives is as follows:

Sensitivity to the EUR/USD Exchange Rate	Millions of U.S. Dollars
	2015	2014
+10% (appreciation of the Euro)	1.1	1.3
-10% (depreciation of the Euro)	(0.4)	(11.2)

Foreign currency derivatives mainly cover monetary items in the statement of financial position and, therefore, the exchange differences are offset by the differences in value of the derivatives in profit or loss for the year.

Venezuela

In recent years, there have been various developments in the Venezuelan economy that have affected FerroAtlántica Group’s financial results, including annual and cumulative inflation over the last three years, restrictions in the official foreign exchange markets and, lastly, the devaluations of the Venezuelan currency over the last three years.

Most of FerroVen’s procurement and sale transactions are denominated in U.S. dollars, which is FerroVen’s functional currency. In effect, FerroVen’s parent, FerroAtlántica, procures and imports into Venezuela most of FerroVen’s key raw materials and equipment, which FerroVen pays for in kind with its finished goods. FerroVen exports finished products to other foreign clients as well, including other subsidiaries of FerroAtlántica Group, at prices denominated in U.S. dollars. FerroVen also makes sales to domestic clients in Venezuelan Bolívares, though at prices that are partly indexed to the U.S. dollar. Further, though several of FerroVen’s domestic expenses are in Venezuelan Bolívares, the price of the most important input, energy, is indexed to the U.S. dollar.

As a result of the above, FerroVen has a net short position with respect to Venezuelan Bolívares. The cash inflow of U.S. dollars FerroVen receives from exports is exchanged into Venezuelan Bolívares using the advantageous exchange rates available to exporting companies in Venezuela under the Complementary System for Administration of Foreign Currencies (“SICAD”), as well as the Marginal Currency System (“SIMADI”). Thus, the sharp decline in value of the Venezuelan Bolívar over the last three years has not had a direct negative impact on FerroVen’s expenses and income. Rather, it has decreased FerroVen’s expenses over this period.

On February 8, 2013, the Venezuelan Government announced the devaluation of the official Venezuelan Bolívar/U.S. dollar exchange rate. The official exchange rate of VEF 4.30 to one U.S. dollar was changed to VEF 6.30 to one U.S. dollar, giving rise to an exchange loss in the consolidated income statement of approximately $4.7 million, as current assets valued in Bolívares were higher than current liabilities valued in Bolĺvares at the time of the devaluation. This 46% devaluation was insufficient to offset the impact of local inflation of 58.2% on domestic prices.

During 2014, SICAD II, a new exchange regime with a more widespread application, was put into place by the Venezuelan Government. The exchange rate at December 31, 2014 pursuant to SICAD II was 49.988 VEF per U.S. dollar, giving rise to an exchange gain in FerroAtlántica Group’s consolidated income statement of approximately $7.5 million, as current assets valued in Bolívares were lower than current liabilities valued in Bolívares at the time of the devaluation. The devaluation of 694% represented by the SICAD II exchange rate more than offset the impact of local inflation on domestic prices of 68.5%, resulting in positive impacts on staff costs and other operating expenses, which in turn had a positive impact on cash flows, and a negative impact on tax expense, which had no impact on cash flows.

FerroAtlántica Group’s Venezuelan operations had assets of $96,337,000 and $155,839,000 in 2015 and 2014, respectively, which represented 9.0% and 11.2%, respectively, of the total assets of FerroAtlántica Group in such years. FerroAtlántica Group’s Venezuelan operations had sales of $69,956,000 in 2015, of which $24,111,000 were domestic sales and $42,560,000 were exports to other subsidiaries of FerroAtlántica, and $97,620,000 in 2014, of which $36,486,000 were domestic sales, $61,134,000 were exports to other subsidiaries of FerroAtlántica. Therefore, FerroVen sales to third parties (domestic and exports) represented 2.0% and 2.5% of the total sales of FerroAtlántica Group in 2015 and 2014 respectively.

In January 2014, Venezuela enacted the Organic Law on Fair Prices, which limits profit margins on the sale of goods and services to a maximum of 30% of operating costs for all persons engaging in economic activity in Venezuela. Since FerroVen sells most of its finished goods for export to FerroAtlántica or its subsidiaries, the Organic Law on Fair Prices has not had a material impact on FerroAtlántica Group’s results.

In 2016, the Venezuelan government announced a new exchange rate for export companies of 199 VEF to one U.S. Dollar (“SIMADI”). For additional information, see Item 5- B Liquidity and Capital Resources – Capital Resources.

In this context, and despite the existing socio-economic situation in Venezuela, FerroVen’s operations have continued uninterrupted over the last years, both in its domestic and foreign markets. Further weakening of the Venezuelan Bolivar is expected, though this is not expected to have a negative impact on FerroVen’s operations. However, it is possible that negative developments in the socio-economic situation in Venezuela could prevent FerroVen from assuring procurement of its basic inputs, such as raw materials, energy and labor, or hinder its ability to export its finished goods in the future.

Interest Rate Risk

Interest rate risks arise mainly from our financial liabilities at floating interest rate.

Ferroglobe actively manages its risks exposure to interest rate risk, to mitigate its exposure to changes in interest rates arising from the borrowings arranged with floating interest rates.

In corporate financing arrangements, hedges are generally arranged for the total amount and term of the respective financing, through option contracts and/or swaps.

In this regard, the main exposure for Ferroglobe to interest rate risk is that relating to the floating interest rate tied to Euribor.

To mitigate interest rate risk, the Ferroglobe primarily uses swaps, which, in exchange for a fee, offer protection against an increase in interest rates.

In relation to our interest rate swaps positions, an increase in EURIBOR above the contracted fixed interest rate would create an increase in our financial expense which would be positively mitigated by our hedges, reducing our financial expenses to our contracted fixed interest rate. However, an increase in EURIBOR that does not exceed the contracted fixed interest rate would not be offset by our derivative position and would result in a net financial loss recognized in our consolidated Net Income Statement. Conversely, a decrease in EURIBOR below the contracted fixed interest rate would result in lower interest expense on our variable rate debt, which would be offset by a negative impact from the mark-to-market of our hedges, increasing our financial expenses up to our contracted fixed interest rate, thus resulting in a likely neutral effect.

In addition to the above, our results of operations can be affected by changes in interest rates with respect to the unhedged portion of our indebtedness that bears interest at floating rates.

Changes in the market value of the interest rate derivatives arranged by the Company depend on the changes in the Euribor yield curve and long-term swaps. The market value of these derivatives at December 31, 2015 was 9,378,000 ($10,467,000 in 2014).

The percentage of bank borrowings tied to fixed rates and Percentage of bank borrowings secured with hedge, is as follow:

	2015	2014
Percentage of bank borrowings tied to fixed rates	1%	1%
Percentage of bank borrowings secured with hedge	32%	42%

Following is a detail of the analysis of the sensitivity (changes in market value at December 31, 2015) of the market values of the derivatives to changes in the Euro yield curve that the Company considers to be reasonable:

Sensitivity	Thousands of U.S. Dollars
	2015	2014
+0.5% (increase in yield curve)	(2,413)	(2,931)
-0.1% (decrease in yield curve)	474	576

Since June 30, 2015 hedges became ineffective under hedge accounting, the changes in market value of these derivatives are recognized in full in the consolidated income statement.

Ferroglobe also performed a sensitivity analysis of the amounts of the floating rate borrowings which indicated that an increase of 0.5% in interest rates would give rise to additional borrowing costs of $1.2 million in 2015 ($1.4 million in 2014).

Credit Risk

Trade and other receivables, current financial investments and cash are the main financial assets of the Company and present the greatest exposure to credit risk in the event that a third-party does not comply with its obligations.

Most of our receivables relate to international companies operating in a range of industries and countries with high solvency. The Company sometimes insures its trade receivables with insurance companies to mitigate the credit risk of its clients whenever there is credit available in the insurance market. In addition, we rely on written confirmation for the non-recourse purchase of accounts receivable (factoring). In these arrangements, we pay a bank fee to assume the credit risk as well as interest charges for the financing component.

In this regard, derecognizing factored accounts receivable is taken only when all the requirements of IAS 39 Financial instruments; Recognition and Measurement are met. Therefore, we consider whether or not the risks and rewards inherent in the ownership of the asset have been transferred, including a comparison of our risk before and after the transfer, considering the amounts and timing of net cash payments to be received. Once the risk to the grantor company has been eliminated or is considered to be substantially reduced, it is considered that the financial asset in fact has been transferred.

The following table shows the percentage of accounts receivable secured through credit insurance for the years ended December 31, 2015 and 2014:

	2015	2014
Percentage of accounts receivable secured through credit insurance	58%	63%

Liquidity Risk

The objective of our financing and liquidity policy is to ensure that we maintain sufficient funds to meet our financial obligations as they fall due.

To ensure there are sufficient funds available for debt repayment in relation to its cash-generating capacity, the Corporate Financial Department annually prepares and the Board of Directors reviews a Financial Plan that details all the financing needs and how such financing will be provided. We fund in advance disbursements for major cash requirements, such as capital expenditures, debt repayments and working capital requirements.

Ferroglobe uses three main sources of financing:

•

Long term financing arrangements, which are generally used to finance the operations of any significant subsidiary. The debt repayment profiles are established based on the capacity of each business to generate funds, allowing for variability depending on the expected cash flows for each business. Each long term contract usually provides for lines to finance working capital requirements at the operating subsidiary level. This ensures that sufficient financing is available to meet deadlines and maturities, which significantly mitigates liquidity risk.

•	Corporate financing, which is mainly used to provide liquidity for the operations of the Company as a whole, and to finance start up projects that require the initial support of the parent company.

•

The Company arranges firm commitments from leading financial institutions to purchase the receivables through non-recourse factoring arrangements. Under these agreements, Ferroglobe’s companies pays a fee to the bank for assuming its credit risk, plus interest on the financing received. In all cases, the company assumes liability for the validity of the receivables.

To ensure there are sufficient funds available to repay its debt in relation to its cash-generating capacity, each year Ferroglobe’s Financial Department prepares a Financial Budget that is approved by the Senior Management Officers and that details all financing needs and how such financing will be provided. The Budget projects the funds necessary for the most significant cash requirements, such as prepayments for capital expenditures, debt repayments and, where applicable, working capital requirements. In addition, Ferroglobe generally does not allocate its own equity in projects until the associated long-term financing is obtained.

Accordingly, Ferroglobe diversifies its sources of financing in order to prevent concentrations that may expose its working capital to liquidity risk.

Capital risk

Ferroglobe manages capital risk to ensure the continuity of its subsidiaries from an equity standpoint by maximizing the return for the sole shareholder and optimizing the equity structure and borrowings on the liability side of the statement of financial position.

Item 12. Description of Securities Other than Equity Securities.

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares.

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None of these events occurred in any of the years ended December 31, 2015, 2014 and 2013.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Our principal executive officer and principal financial officer have performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rule 13a-15(e) of the Exchange Act as of the end of the period covered by this annual report. Based on such evaluation, they have concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms, and (ii) accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

See “Item 6—Audit Committee.” Our Board of Directors has determined that Mr. Greger Hamilton qualifies as an “audit committee financial expert” under applicable SEC rules.

ITEM 16B. CODE OF ETHICS.

Our Board of Directors has adopted a Code of Ethics for our employees, officers and directors to govern their relations with current and potential customers, fellow employees, competitors, government and regulatory agencies, the media, and anyone else with whom Ferroglobe PLC has contact. Our Code of Ethics is publicly available on our website at www.glbsm.com (coming soon on our new website: www.ferroglobe.com).

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table provides information on the aggregate fees billed by our principal accountant Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (Deloitte), or by other firms to Ferroglobe PLC, classified by type of service rendered for the periods indicated, in thousands of U.S. dollars:

	2015	2014
Audit Fees	3,457	1,405
Audit-Related Fees	27	64
Tax Fees	9	13
All Other Fees	81	8

Total	3,574	1,490

Audit Fees are the aggregate fees billed for professional services in connection with the audit of our consolidated annual financial statements and statutory audits of our subsidiaries’ financial statements under the rules in which our subsidiaries are organized. Also included are services that can only be provided by our auditor, such as audits of non-recurring transactions, consents, comfort letters, attestation services and any audit services required for SEC or other regulatory filings.

Audit-Related Fees are fees charged for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, and are not restricted to those that can only be provided by the auditor signing the audit report. This category comprises fees billed for consultation concerning financial accounting and reporting standards, advisory services associated with our financial reporting process, and assistance with training of personnel in financial related subjects.

Tax Fees are fees billed for tax compliance, tax review and tax advice on actual or contemplated transactions.

All Other Fees comprises fees billed in relation to financial advisory services, internal control advisory, issuance of comfort letters in connection with capital markets transactions and other services which cannot be comprised under other categories.

Audit Committee’s Policy on Pre-Approval of Audit and Permissible Non-Audit Services of the Independent Auditor

Subject to shareholder approval of the independent auditor, the Audit Committee has the sole authority to appoint, retain or replace the independent auditor. The Audit Committee is also directly responsible for the compensation and oversight of the work of the independent auditor. These policies generally provide that we will not engage our independent auditors to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee. The Audit Committee’s pre-approval policy, which covers audit and non-audit services provided to us or to any of our subsidiaries, is as follows:

•

The Audit Committee shall review and approve in advance the annual plan and scope of work of the independent external auditor, including staffing of the audit, and shall (i) review with the independent external auditor any audit-related concerns and management’s response and (ii) confirm that any examination is performed in accordance with the relevant accounting standards.

•

The Audit Committee shall pre-approve all audit services and all permitted non-audit services (including the fees and terms thereof) to be performed for us by the independent auditors, to the extent required by law. The Audit Committee may delegate to one or more Committee members the authority to grant pre-approvals for audit and permitted non-audit services to be performed for us by the independent auditor, provided that decisions of such members to grant pre-approvals shall be presented to the full Audit Committee at its next regularly scheduled meeting.

The Audit Committee approved all services provided by Deloitte subsequent to the Business Combination.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable

ITEM 16G. CORPORATE GOVERNANCE.

As a “foreign private issuer,” as defined by the SEC, although we are permitted to follow certain corporate governance practices of England and Wales, instead of those otherwise required under the NASDAQ for domestic issuers, we intend to follow the NASDAQ corporate governance rules applicable to foreign private issuers. While we voluntarily follow most NASDAQ corporate governance rules, we intend to take advantage of the following limited exemptions:

•	Exemption from filing quarterly reports on Form 10-Q or provide current reports on form 8-K disclosing significant events within four days of their occurrence.

•	Exemption from Section 16 rules regarding sales of ordinary shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

•

Exemption from the NASDAQ rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the NASDAQ rules, as permitted by the foreign private issuer exemption.

•

Exemption from the requirement that our Board have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Currently, our Compensation Committee is comprised entirely of independent directors, but we are not certain at this time that we would not take advantage of this exception in the future;

•

Exemption from the requirements that director nominees are selected, or recommended for selection by our Board, either by (1) independent directors constituting a majority of our Board’s independent directors in a vote in which only independent directors participate, or (2) a nominations committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, NASDAQ Rule 5615(a)(3) provides that a foreign private issuer, such as we, may rely on home country corporate governance practices in lieu of certain of the rules in the NASDAQ Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with NASDAQ’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). Although we are permitted to follow certain corporate governance rules that conform to U.K. requirements in lieu of many of the NASDAQ corporate governance rules, we intend to comply with the NASDAQ corporate governance rules applicable to foreign private issuers. Accordingly, our shareholders will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NASDAQ. We may utilize these exemptions for as long as we continue to qualify as a “controlled company” and foreign private issuer.

For additional information see Item 6C “Board Practices”.

ITEM 16H. MINE SAFETY DISCLOSURE

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act) was enacted. Section 1503 of the Act contains new reporting requirements regarding coal or other mine safety.

We are committed to providing a safe workplace for all of our employees. We continue to engage proactively with federal and state agencies in support of measures which can legitimately improve the safety and well-being of our employees.

The operation of our mines located in United Stated of America is subject to regulation by the federal Mine Safety and Health Administration (MSHA) under the Federal Mine Safety and Health Act of 1977 (the Mine Act). MSHA inspects our mines on a regular basis and issues various citations and orders when it believes a violation has occurred under the Mine Act. We present information below regarding certain mining safety and health violations, orders and citations issued by MSHA, as well as related assessments and legal actions with respect to our mining operations. In evaluating this information, consideration should be given to factors such as: (i) the number of violations, citations and orders will vary depending on the size of the mine, (ii) the number of citations and orders issued will vary from inspector to inspector and mine to mine, and (iii) violations, citations and orders can be contested and appealed, and in that process, may be reduced in severity and amount, and are sometimes dismissed.

The table below includes references to specific sections of the Mine Act. We are providing the information in the table by mining complex because that is how we manage and operate our business. The information in the table reflects violation, citations and orders issued to us by MSHA and related assessments and legal actions during the year ended December 31, 2015, as reflected in our records. Due to timing and other factors, the data in our system may not agree with the data maintained by MSHA.

For each mine, of which the issuer or a subsidiary of the issuer is an operator (number of occurrences, except for proposed assessment US dollar values).

																			(A)
Mine of Operating Name/MSHA Identification Number	Section 104 S&S Citations (#)		Section 104(b) Orders (#)		Section 104(d) Citations and Orders (#)		Section 110(b)(2) Violations (#)		Section 107(a) Orders (#)		Total Dollar Value of MSHA Assessments Proposed ($)		Total Number of Mining Related Fatalities (#)		Received Notice of Pattern of Violations Under Section 104(e) (yes/no)		Received Notice of Potential to Have Pattern Under Section 104(e) (yes/no)		Legal Actions Pending as of Last Day of Period (#)		Legal Actions Initiated During the Period (#)		Legal Actions Resolved During Period (#)
Alden Resources - Maple Creek - 1519614	3		0		0		0		0		$0		0		NO		NO		0		0		8
Alden Resources Mulberry - 1519687	0		0		0		0		0		$0		0		NO		NO		0		0		0
Alden Resources - Mine #6 Engle Hollow- 1519486	(B	)	(B	)	(B	)	(B	)	(B	)	(B	)	(B	)	(B	)	(B	)	(B	)	(B	)	(B	)
Alden Resources - Westbourne Lane - 4003337	0		0		0		0		0		$0		0		NO		NO		0		0		0
Alden Resources - Mine #3 Bain Branch- 1517691	6		0		0		0		0		$2,458		0		NO		NO		5		0		107
Alden Resources - Gatliff Plant - 1509938	12		0		0		0		0		$2,577		0		NO		NO		6		0		36
Alden Resources - Catron Branch - 1519245	0		0		0		0		0		$0		0		NO		NO		0		0		0
Alden Resources - Logan Hollow - 1519387	0		0		0		0		0		$0		0		NO		NO		1		2		2
Alden Resources - Morgan Hollow - 1519508	0		0		0		0		0		$540		0		NO		NO		1		0		2
Alden Resources - Lick Fork - 1519596	0		0		0		0		0		$0		0		NO		NO		0		0		4
ARL Resources - Emlyn Tipple - 1508019	0		0		0		0		0		$0		0		NO		NO		0		3		3
Alabama Sand and Gravel: 01-03461 Miller Pit	0		0		0		0		0		$0		0		NO		NO		0		3		5
Alabama Sand and Gravel: 01-03316 Mims Pit	2		0		0		0		0		$4,205		0		NO		NO		2		1		3
Alabama Sand and Gravel: 01-03479 Rail/Washer Pit	0		0		0		0		0		$0		0		NO		NO		0		1		1

(A)

The pending legal actions are all contests of citations and orders, which typically are filed prior to an operator’s receipt of a proposed penalty assessment from MSHA or relate to orders for which penalties are not assessed (such as imminent danger orders under Section 107 of the Mine Act). This category includes:

•	contests of citations or orders issued under section 104 of the Mine Act,
•	contests of imminent danger withdrawal orders under section 107 of the Mine Act, and
•	emergency response plan dispute proceedings (as required under the Mine Improvement and New Emergency Response Act of 2006, Pub. L. No. 109-236, 120 Stat. 493).
(B)

Not applicable. The Company ceased operations at Engle Hollow Mine (1519486) on June 20, 2012. Legal actions resolved during the period relate to actions initiated before MSHA liability was transferred to the new operator on such date.

PART III

ITEM 17. FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS.

Our Consolidated Financial Statements are included at the end of this annual report.

ITEM 19. EXHIBITS.

Exhibit No.	Exhibit Description

1.1	Articles of Association of Ferroglobe PLC, dated as of December 23, 2015 (incorporated by reference to Exhibit 3.1 to the registration statement on Form F-1 filed by the Company on February 18, 2016)

3.1

Shareholder Agreement, dated as of December 23, 2015, between Grupo VM and Ferroglobe (incorporated by reference to Exhibit 4.1 to the registration statement on Form F-1 filed by the Company on February 18, 2016)

3.2

Amendment No. 1, dated February 10, 2016, to the Grupo VM Shareholder Agreement, between Grupo VM and Ferroglobe (incorporated by reference to Exhibit 4.2 to the registration statement on Form F-1 filed by the Company on February 18, 2016)

3.3

Shareholder Agreement, dated as of December 23, 2015, between Alan Kestenbaum, certain of his affiliates and Ferroglobe (incorporated by reference to Exhibit 4.3 to the registration statement on Form F-1 filed by the Company on February 18, 2016)

4.1

Amended and Restated Business Combination Agreement, dated as of May 5, 2015, by and between Globe, Grupo VM, FerroAtlántica, Ferroglobe and Merger Sub (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Globe with the SEC on May 6, 2015)

4.2

Letter Agreement, dated November 11, 2015, by and among Globe, Grupo VM, FerroAtlántica, Ferroglobe and Merger Sub (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Globe with the SEC on November 12, 2015)

4.3

First Amendment to Amended and Restated Business Combination Agreement, dated September 10, 2015 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Globe with the SEC on September 11, 2015)

4.4

Credit Agreement, dated as of August 20, 2013, among Globe, certain subsidiaries of Globe from time to time party thereto, Citizens Bank of Pennsylvania as Administrative Agent and L/C issuer, RBS Citizens, N.A., PNC Bank, National Association and Wells Fargo Securities, LLC as Joint Lead Arrangers and Joint Book Runners, PNC Bank, National Association and Wells Fargo Bank, National Association, as Co-Syndication Agents, and BBVA Compass Bank, as Documentation Agent, and the other lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Globe with the SEC on August 21, 2013)

4.5

First Amendment to Credit Agreement and Waiver, dated as of February 11, 2016, by and among Globe, certain subsidiaries of Globe party thereto, the various financial institutions from time to time party thereto and Citizens Bank of Pennsylvania, as Administrative Agent (incorporated by reference to Exhibit 10.2 to the registration statement on Form F-1 filed by the Company on February 18, 2016)

4.6†

Employment Agreement, dated January 27, 2011, between Globe and Alan Kestenbaum (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Globe with the SEC on May 12, 2011)

4.7†

Amendment, dated February 22, 2015, to the Employment Agreement, dated January 27, 2011, between Globe and Alan Kestenbaum (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Globe with the SEC on February 23, 2015)

4.8†	2006 Employee, Director and Consultant Stock Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 filed by Globe with the SEC on July 25, 2008)

4.9†	Amendments to 2006 Employee, Director and Consultant Stock Plan (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by Globe with the SEC on February 11, 2011)

4.10†	2010 Annual Executive Bonus Plan (incorporated by reference to Exhibit 10.15 to the Annual Report on Form 10-K filed by Globe with the SEC on September 28, 2010)

4.11†	2011 Annual Executive Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by Globe with the SEC on May 12, 2011)

4.12†	2012 Long-Term Incentive Plan (incorporated by reference to Exhibit B to Globe’s Proxy Statement filed on October 28, 2011)

4.13†

Form Stock Option Agreement (incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Registration Statement on Form F-4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.14†

Form Stock Appreciation Right Agreement (incorporated by reference to Exhibit 10.14 to Amendment No. 1 to the Registration Statement on Form F-4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.15†

Form Restricted Stock Unit Grant Agreement (cash settled) (incorporated by reference to Exhibit 10.15 to Amendment No. 1 to the Registration Statement on Form F-4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.16†

Form Restricted Stock Unit Grant Agreement (stock settled) (incorporated by reference to Exhibit 10.16 to Amendment No. 1 to the Registration Statement on Form F-4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.17

IT Services Agreement, dated as of January 1, 2004, between FerroAtlántica and Espacio Information Technology S.A. (incorporated by reference to Exhibit 10.17 to Amendment No. 1 to the Registration Statement on Form F-4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.18

IT Outsourcing Agreement, dated as of June 26, 2014, between FerroAtlántica de Mexico and Espacio Information Technology S.A. (incorporated by reference to Exhibit 10.18 to Amendment No. 1 to the Registration Statement on Form F-4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.19

IT Services Agreement, in force since January 1, 2006, between FerroPem S.A.S. and Espacio Information Technology S.A. (incorporated by reference to Exhibit 10.19 to Amendment No. 1 to the Registration Statement on Form F-4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.20

Outsourcing Agreement, in force since January 1, 2009, between Silicon Smelters (Pty.) Ltd. and Espacio Information Technology S.A. (incorporated by reference to Exhibit 10.20 to Amendment No. 1 to the Registration Statement on Form F-4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.21

Advisory Services Agreement, dated as of April 15, 2013, between FerroAtlántica S.A.U. and Villar Mir Energĺa S.L. (incorporated by reference to Exhibit 10.21 to Amendment No. 1 to the Registration Statement on Form F-4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.22

Advisory Services Agreement, dated as of April 15, 2013, between Hidro Nitro Española S.A. and Villar Mir Energĺa S.L. (incorporated by reference to Exhibit 10.22 to Amendment No. 1 to the Registration Statement on Form F-4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.23

Framework agreement for the supply of electricity to the Boo de Guarnizo facility (Cantabria) executed on June 22, 2010, between FerroAtlántica, S.A.U. and Villar Mir Energĺa S.L., as amended by the amendments provided to Globe (incorporated by reference to Exhibit 10.23 to Amendment No. 1 to the Registration Statement on Form F-4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.24

Framework Agreement, dated as of December 27, 2012, between Hidro Nitro Española S.A. and Villar Mir Energĺa S.L. (incorporated by reference to Exhibit 10.24 to Amendment No. 1 to the Registration Statement on Form F-4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.25

Framework Agreement, dated as of December 29, 2010, between FerroAtlántica S.A.U. and Villar Mir Energĺa S.L. (incorporated by reference to Exhibit 10.25 to Amendment No. 1 to the Registration Statement on Form F-4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.26

Lease Agreement, dated as of August 9, 2007, between Torre Espacio Castellana S.A and FerroAtlántica S.L.U. (incorporated by reference to Exhibit 10.26 to Amendment No. 1 to the Registration Statement on Form F-4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.27

Lease Agreement, dated as of April 2, 2012, between Torre Espacio Castellana S.A and FerroAtlántica S.L.U. (incorporated by reference to Exhibit 10.27 to Amendment No. 1 to the Registration Statement on Form F-4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.28

Representation Contract, dated as of June 30, 2012, between Enérgya VM Generación S.L. and FerroAtlántica S.A.U. (incorporated by reference to Exhibit 10.28 to Amendment No. 1 to the Registration Statement on Form F-4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.29

Representation Contract, dated as of June 30, 2012, between Enérgya VM Generación S.L. and Hidro Nitro Española S.A. (incorporated by reference to Exhibit 10.29 to Amendment No. 1 to the Registration Statement on Form F-4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.30

Registration Rights Agreement, dated as of December 23, 2015, among Ferroglobe, Grupo VM and Alan Kestenbaum (incorporated by reference to Exhibit 10.27 to the registration statement on Form F-1 filed by the Company on February 18, 2016)

8.1	List of Significant Subsidiaries (incorporated by reference to Exhibit 21.1 to the registration statement on Form F-1 filed by the Company on February 18, 2016)

12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Principal Executive Officers and Principal Financial Officer Pursuant to 18 U.S.C. 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	Consent of Deloitte, S.L., Independent Registered Public Accounting Firm for Ferroglobe PLC

†	Management contract or compensatory plan or arrangement

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 2, 2016

Ferroglobe PLC
(Registrant)

By:	/s/ Alan Kestenbaum
Alan Kestenbaum
Principal Executive Officer

By:	/s/ Joseph Ragan
Joseph Ragan
Principal Accounting Officer

FERROGLOBE PLC

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements as of December 31, 2015 and 2014 and for each of the years ended December 31, 2015, 2014 and 2013

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements as of December 31, 2015 and 2014 and for the three-years ended December 31, 2015	F-2
Consolidated Statement of Financial Position as of December 31, 2015 and 2014	F-3
Consolidated Income Statement for the years 2015, 2014 and 2013	F-4
Consolidated Statement of Comprehensive Income (Loss) for the years 2015, 2014 and 2013	F-5
Consolidated Statement of Changes in Equity for the years ended December 31, 2015, 2014 and 2013	F-6
Consolidated Cash Flow Statement for the years 2015, 2014 and 2013	F-7
Notes to the Consolidated Financial Statements	F-8
Appendices to the Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Ferroglobe PLC:

We have audited the accompanying consolidated statements of financial position of Ferroglobe PLC and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated income statement, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statement of cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ferroglobe PLC and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte, S.L.

Madrid, Spain

May 2, 2016

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2015 AND 2014

Thousands of US dollars

	Notes	2015	2014
ASSETS
Non-current assets
Goodwill	Note 7	403,929	2,642
Other intangible assets	Note 8	71,619	50,449
Property, plant and equipment	Note 9	1,012,367	479,546
Investment property		—	471
Non-current financial assets	Note 10	9,672	8,360
Deferred tax assets	Note 21	36,098	20,606
Other non-current assets	Note 12	20,615	22,662

Total non-current assets		1,554,300	584,736
Current assets
Inventories	Note 11	425,372	439,017
Trade and other receivables	Note 10	275,254	296,847
Current receivables from related parties	Note 22	10,950	11,729
Current income tax assets		9,273	372
Current financial assets	Note 10	4,112	237
Other current assets	Note 12	10,134	6,569
Cash and cash equivalents		116,666	48,651

Total current assets		851,761	803,422

Total assets		2,406,061	1,388,158

EQUITY AND LIABILITIES
Equity
Share capital		1,288,787	285,760
Reserves		143,170	393,356
Translation differences		(217,104)	(152,530)
Valuation adjustments		(18,435)	(20,283)
Result attributable to the Parent		(43,268)	38,437
Interim Dividend		—	(55,041)
Non-controlling interests		141,823	17,978

Total equity	Note 13	1,294,973	507,677
Non-current liabilities
Deferred income		4,389	4,277
Provisions	Note 15	81,853	50,317
Bank borrowings	Note 16	223,676	244,772
Obligations under finance leases	Note 17	89,768	109,048
Other financial liabilities	Note 18	7,549	10,467
Other non-current liabilities	Note 20	4,517	73
Deferred tax liabilities	Note 21	206,648	49,631

Total non-current liabilities		618,400	468,585
Current liabilities
Provisions	Note 15	9,010	6,349
Bank borrowings	Note 16	182,554	147,227
Obligations under finance leases	Note 17	13,429	11,634
Payables to related parties	Note 22	7,827	20,405
Trade and other payables	Note 19	147,073	155,786
Current income tax liabilities		10,887	3,721
Other current liabilities	Note 20	121,908	66,774

Total current liabilities		492,688	411,896

Total equity and liabilities		2,406,061	1,388,158

Notes 1 to 28 and Appendix I and II are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT FOR 2015, 2014 AND 2013

Thousands of US dollars

	Notes	2015	2014	2013
Sales	Note 24.1	1,316,590	1,466,304	1,463,878
Cost of sales		(818,736)	(889,561)	(910,892)
Other operating income		15,751	6,891	36,904
Staff costs	Note 24.2	(205,869)	(218,043)	(217,527)
Other operating expense		(200,296)	(165,491)	(197,670)
Depreciation and amortization charges, operating allowances and write-downs	Note 24.3	(67,050)	(74,752)	(79,103)

Operating profit before impairment losses, net (loss) gain due to changes in the value of assets, (loss) gain on disposal of non-current assets and other loss	Note 4.16	40,390	125,348	95,590

Impairment losses	Note 24.5	(52,042)	(399)	(1,061)
Net (loss) gain due to changes in the value of assets	Note 24.5	(912)	(9,472)	6,475
(Loss) gain on disposal of non-current assets	Note 24.6	(2,214)	555	448
Other loss	Note 24.7	(347)	(60)	(2,802)

OPERATING (LOSS) PROFIT		(15,125)	115,972	98,650

Finance income	Note 24.4	1,096	4,771	2,858
Finance costs	Note 24.4	(30,405)	(37,105)	(47,225)
Exchange differences		35,904	7,800	(7,677)

(LOSS) PROFIT BEFORE TAXES		(8,530)	91,438	46,606

Income tax expense	Note 21	(49,942)	(59,707)	(24,558)

(LOSS) PROFIT		(58,472)	31,731	22,048

Loss attributable to non-controlling interests	Note 13	15,204	6,706	6,400

(LOSS) PROFIT ATTRIBUTABLE TO THE PARENT COMPANY		(43,268)	38,437	28,448

		2015	2014	2013
(Loss) profit attributable to the Parent company		(43,268)	38,437	28,448
Average number of shares outstanding		99,699,262	98,078,163	98,078,163
Basic (loss) earnings per share	Note 14	(0.43)	0.39	0.29
Effect of dilutive securities		—	—	—
Diluted (loss) earnings per share	Note 14	(0.43)	0.39	0.29

Notes 1 to 28 and Appendix I and II are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS) INCOME FOR 2015, 2014 AND 2013

Thousands of US dollars

	Notes	2015	2014	2013
NET (LOSS) INCOME		(58,472)	31,731	22,048
Items that will not be reclassified subsequently to income or loss:
Defined benefit obligation		756	(3,143)	(9,419)

Total		756	(3,143)	(9,419)

Items that may be reclassified subsequently to income or loss:
Arising from cash flow hedges		(990)	(6,624)	3,401
Translation differences		(18,435)	6,303	(18,764)
Tax effect		(189)	1,987	(981)

TOTAL INCOME AND EXPENSE RECOGNIZED DIRECTLY IN EQUITY		(19,614)	1,666	(16,344)

Items that have been reclassified to income or loss in the period:
Arising from cash flow hedges		3,155	1,689	2,864
Tax effect		(884)	(506)	(859)

TOTAL TRANSFERS TO INCOME OR LOSS		2,271	1,183	2,005

OTHER COMPREHENSIVE LOSS FOR THE YEAR, NET OF INCOME TAX		(16,587)	(294)	(23,758)

TOTAL COMPREHENSIVE (LOSS) INCOME FOR THE YEAR		(75,059)	31,437	(1,710)

Attributable to the Parent		(59,855)	38,143	4,690
Attributable to non-controlling interests	Note 13	(15,204)	(6,706)	(6,400)

Notes 1 to 28 and Appendix I and II are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR 2015, 2014 AND 2013

Thousands of US dollars

	Total Amounts Attributable to Owners
	Shares	Share		Translation	Valuation	Result for	Interim	Non-controlling
	(Thousands)	Capital	Reserves	Differences	Adjustments	the Year	Dividend	Interests	Total
BALANCE AT JANUARY 1, 2013	200	285,760	541,447	(84,504)	(8,692)	35,188	—	27,375	796,574
Comprehensive (loss) income for 2013	—	—	—	(18,764)	(4,994)	28,448	—	(6,400)	(1,710)
Dividends paid (see Note 13)	—	—	(40,535)	—	—	—	—	—	(40,535)
Distribution of 2012 profit	—	—	35,188	—	—	(35,188)	—	—	—
Other changes	—	—	(5,040)	34,865	—	—	—	(188)	29,637

BALANCE AT DECEMBER 31, 2013	200	285,760	531,060	(68,403)	(13,686)	28,448	—	20,787	783,966

Comprehensive income (loss) for 2014	—	—	—	6,303	(6,597)	38,437	—	(6,706)	31,437
Dividends paid (see Note 13)	—	—	(167,177)	—	—	—	(55,041)	—	(222,218)
Distribution of 2013 profit	—	—	28,448	—	—	(28,448)	—	—	—
Other changes	—	—	1,025	(90,430)	—	—	—	3,897	(85,508)

BALANCE AT DECEMBER 31, 2014	200	285,760	393,356	(152,530)	(20,283)	38,437	(55,041)	17,978	507,677

Comprehensive (loss) income for 2015	—	—	—	(18,435)	1,848	(43,268)	—	(15,204)	(75,059)
Business combination	171,638	553,200	244,838	—	—	—	—	144,533	942,571
Ferro Attantica share exchange	—	449,827	(449,827)	—	—	—	—	—	—
Share issuance costs	—	—	(9,414)	—	—	—	—	—	(9,414)
Dividends paid (see Note 13)	—	—	(76,520)	—	—	—	55,041	—	(21,479)
Distribution of 2014 profit	—	—	38,437	—	—	(38,437)	—	—	—
Other changes	—	—	2,300	(46,139)	—	—	—	(5,484)	(49,323)

BALANCE AT DECEMBER 31, 2015	171,838	1,288,787	143,170	(217,104)	(18,435)	(43,268)	—	141,823	1,294,973

Notes 1 to 28 and Appendix I and II are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS FOR 2015, 2014 AND 2013

Thousands of US dollars

	Notes	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:		145,449	191,420	166,695

NET (LOSS) INCOME		(58,472)	31,731	22,048

Adjustments to reconcile net (loss) income to net cash provided by operating activities:		163,597	167,652	152,645

Income tax	Note 21	49,942	59,707	24,558
Depreciation and amortization charges, operating allowances and write-downs	Note 24.3	67,050	74,752	79,103
Finance income	Note 24.4	(1,096)	(4,771)	(2,858)
Finance costs	Note 24.4	30,405	37,105	47,225
Exchange differences	Note 24.4	(35,904)	(7,800)	7,677
Net impairment losses	Note 24.5	52,042	399	1,061
Net gains/losses due to changes in the value of assets	Note 24.5	912	9,472	(2,654)
Gain (loss) on disposals of non-current and financial assets	Note 24.6	2,214	(555)	(4,269)
Other adjustments		(1,968)	(657)	2,802
Net increase in operating working capital:		132,886	40,171	45,435
Decrease (increase) in inventories		89,199	(30,521)	50,422
Decrease in trade receivables		60,715	550	5,910
(Decrease) increase in trade payables		(17,028)	70,142	(10,897)
Other amounts (paid) received due to operating activities		(20,189)	17,944	13,530
Income tax paid		(41,968)	(28,973)	(19,737)
Interest paid		(30,405)	(37,105)	(47,225)

CASH FLOWS FROM INVESTING ACTIVITIES:		17,966	(155,293)	(32,072)

Payments due to investments:		(73,060)	(149,560)	(42,292)
Other intangible assets	Note 8	(4,539)	(8,663)	(9,002)
Property, plant and equipment	Note 9	(68,521)	(45,383)	(31,010)
Non-current financial assets		—	(95,514)	(77)
Current financial assets		—	—	(2,203)
Disposals:		15,267	11	12,180
Intangible assets		8,140	—	214
Property, plant and equipment		5,446	—	1,627
Non-current financial assets		1,465	—	36
Current financial assets		216	11	10,304
Interest received		1,096	4,771	2,858
Other amounts received (paid) due to investing activities		(3,046)	(10,514)	(4,818)
Net cash inflow on acquisition of subsidiaries	Note 5	77,709	—	—

CASH FLOWS FROM FINANCING ACTIVITIES:		(87,593)	(50,913)	(139,801)

Dividends paid		(21,479)	(40,116)	(27,498)
Payment for share issue and registration cost	Note 5	(9,414)	—	—
Increase/(decrease) in bank borrowings:		(55,390)	(10,737)	(109,499)
Emissions		84,229	180,053	153,494
Reimbursements		(139,619)	(190,790)	(262,993)
Other amounts paid due to financing activities		(1,310)	(60)	(2,804)

TOTAL NET CASH FLOWS FOR THE YEAR		75,822	(14,786)	(5,178)

Beginning balance of cash and cash equivalents		48,651	62,246	71,631
Exchange differences on cash and cash equivalents in foreign currencies		(7,807)	1,190	(4,207)

Ending balance of cash and cash equivalents		116,666	48,651	62,246

Notes 1 to 28 and Appendix I and II are an integral part of the consolidated financial statements

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2015, 2014, and 2013

(U.S. Dollars in thousands, except share and per share data)

1.     General information

Ferroglobe PLC and subsidiaries (the “Company” or “Ferroglobe”) is among the world’s largest producers of silicon metal and silicon-based alloys, important ingredients in a variety of industrial and consumer products. The Company’s customers include major silicone chemical, aluminum and steel manufacturers, auto companies and their suppliers, ductile iron foundries, manufacturers of photovoltaic solar cells and computer chips, and concrete producers. Additionally, the Company operates hydroelectric plants in Spain and France.

Ferroglobe PLC (the “Parent Company” and/or “the Parent”) is a public limited company that was incorporated in the United Kingdom on February 5, 2015 (formerly named “Velonewco Limited”). The Parent’s registered office is Legalinx Ltd, One Fetter Lane, London, GBR, EC4A, 1BR.

On December 23, 2015, Ferroglobe PLC consummated the acquisition (“Business Combination”) of Globe Specialty Metals, Inc. and Subsidiaries (hereinafter, “GSM” or “Globe”) and Grupo FerroAtlántica, S.A. (Sole-Shareholder Company) (hereinafter “Grupo FerroAtlántica” or “FerroAtlántica” or the “Predecessor”). FerroAtlántica is considered the Predecessor under applicable SEC rules and regulations. For fiscal year 2015, Ferroglobe’s consolidated financial statements contain the combined results of the Parent Company for the period from February 5, 2015 (inception of the Company) to December 31, 2015, FerroAtlántica as of and for the twelve months ended December 31, 2015, and GSM for the period of 8 days as of and ended December 31, 2015. The data and results of previous fiscal years correspond exclusively to the Predecessor, unless otherwise expressly stated.

2.     Organization and Subsidiaries

Business Segments

Ferroglobe has two business segments, which are Electrometallurgy and Energy.

The Company currently operates 24 production smelting facilities in the field of electrometallurgy: five in Spain, five in United States of America, six in France, three in South Africa, one in Venezuela, one in Poland, one in Canada, one in Argentina and one in China.

The consolidated companies and the information relating thereto are included in the Appendix to the notes to the consolidated financial statements. Ferroglobe PLC exercises effective control, either directly or indirectly, over the Company.

The subsidiaries of Ferroglobe as of December 31, 2015 (see Appendix I), classified by business activity, were as follows:

Subsidiaries
Energy Segment:	Electrometallurgy Segment:

Ferroatlántica, S.A. (Sole-Shareholder Company) (1) Hidro Nitro Española, S.A. (1)	Grupo FerroAtlántica, S.A. (Sole-Shareholder Company) Ferroatlántica, S.A. (Sole-Shareholder Company) (1) Hidro Nitro Española, S.A. (1)
Ferroatlántica de Venezuela (FerroVen), S.A.
Alloys International, A.G.
Ferroatlántica I+D, S.L. (Sole-Shareholder Company)
Ferroatlántica y Cía., F. de Ferroaleac. y Metales, S.C.
Cuarzos Industriales, S.A. (Sole-Shareholder Company)
Rocas, Arcillas y Minerales, S.A.
Ferroatlántica Deutschland, GmbH
Cuarzos Industriales de Venezuela (Cuarzoven), S.A.
Ferroatlántica de México, S.A. de C.V.
FerroPem, S.A.S.
Silicon Smelters (Pty.), Ltd.
Invesil Free State (Pty.), Ltd.
Vaal Silicon Smelters (Pty.), Ltd.
Ferroatlántica Brasil Mineraçao Ltda.
Ganzi Ferroatlántica Silicon Industry Company, Ltd.
Silicio FerroSolar, S.L. (Sole-Shareholder Company)
MangShi Sinice Silicon Industry Company Limited
Photosil Industries, S.A.S.
Emix, S.A.S.
Samquarz (Pty.), Ltd.
Thaba Chueu Mining (Pty.), Ltd.
Rebone Mining (Pty.), Ltd.
FerroQuébec, Inc. (2)
Globe Specialty Metals, Inc. (3)

Alabama Sand and Gravel, Inc. (3)

Globe Metales S.A. (3)

Globe Metallurgical, Inc. (3)

LF Resources, Inc. (3)

Ningxia Yongvey Coal Industrial Co., Ltd. (3)

Solsil, Inc. (3)

Ultracore Energy S.A. (3)

West Virginia Alloys, Inc. (3)

GSM Alloys I, Inc. (3)

GSM Alloys II, Inc. (3)

WVA Manufacturing, LLC(3)

Globe Metals Enterprises, Inc. (3)

Core Metals Group Holdings, LLC (3)

Core Metals Group, LLC (3)

Tennessee Alloys Company, LLC (3)

GSM Enterprises Holdings, Inc. (3)

GBG Holdings, LLC (3)

Alden Resources, LLC (3)

Gatliff Services, LLC (3)

Alden Sales Corporation, LLC (3)

Norchem, Inc. (3)

QSIP Sales ULC (3)

QSIP Canada ULC(3)

Quebec Silicon LP (3)

GSM Netherlands, B.V. (3)

Silicon Technology (Proprietary) Limited (3)

GSM Sales, Inc. (3)

(1)	FerroAtlántica, S.A. (Sole-Shareholder Company) and Hidro Nitro Española, S.A. carry on business activities in both the Electrometallurgy and Energy Segments.
(2)	Subsidiary included in the Company in 2014.
(3)	Subsidiary included in the Company in 2015 (former GSM Subsidiary).

Subsidiaries

Subsidiaries are all companies over which Ferroglobe has control.

Control is achieved when the Company:

•	has power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power over the investee to affect the amount of the investor’s returns.

The Company has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

•	the total voting rights held by the Company relative to the size and dispersion of holdings of the other vote holders;

•	potential voting rights held by the Company, other vote holders or other parties;

•	rights arising from other contractual arrangements; and

•

any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time these decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary.

The Company uses the acquisition method to account for the acquisition of subsidiaries. According to this method, the consideration transferred for the acquisition of a subsidiary corresponds to the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred also includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Any contingent consideration transferred by the Company is recognized at fair value at the date of acquisition. Subsequent changes in the fair value of the contingent consideration classified as an asset or a liability are recognized in accordance with IAS 39 either in the income statement or the statement of comprehensive (loss) income. The costs related to the acquisition are recognized as expenses in the years incurred. The identifiable assets acquired and the liabilities and contingent liabilities assumed in a business combination are initially recognized at their fair value at the date of acquisition. The Company recognizes any non-controlling interest in the acquiree at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.

Profit or loss for the period and each component of other comprehensive (loss) income are attributed to the owners of the Company and to the non-controlling interests. The Company attributes total comprehensive (loss) income to the owners of the Company and to the non-controlling interests even if the profit or loss of the non-controlling interests gives rise to a balance receivable.

When necessary, uniformity adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those of the Company.

All assets and liabilities, equity, income, expenses and cash flows relating to transactions between subsidiaries are eliminated in full in consolidation.

3.     Basis of presentation and basis of consolidation

3.1 Basis of presentation

These consolidated financial statements have been issued in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Interpretations Committee (hereinafter, “IFRS as issued by the IASB” and/or “IFRS-IASB” and/or “IFRS”).

The consolidated financial statements have been authorized for issuance on May 2, 2016.

All accounting policies and measurement bases with effect on the consolidated financial statements were applied in their preparation.

The consolidated financial statements were prepared on a historical cost basis, with the exceptions disclosed in the notes to the consolidated financial statements, where applicable, and in those situations where IAS-IFRSs requires that financial assets and financial liabilities are valued at fair value.

3.2 International financial reporting standards

Application of new accounting standards

a)

The following new and revised Standards and Interpretations have been adopted in the current year. They have not had a material impact on these consolidated financial statements corresponding to the period ended December 31, 2015.

•	IAS 19 (Amendment) ‘Employee benefits (including pensions)’. These improvements are mandatory for periods beginning on or after July 1, 2014 under IFRS-IASB.

•	IFRIC 21 (Interpretation) ‘Levies’.

•	Annual Improvements to IFRSs 2010-2012 and 2011-2013 cycles. These improvements are mandatory for periods beginning on or after July 1, 2014 under IFRS-IASB.

b)	Standards, interpretations and amendments published by the IASB that will be effective for periods beginning on or after January 1, 2016:

•	Annual Improvements to IFRSs 2012-2014 cycles. These improvements are mandatory for annual periods beginning on or after January 1, 2016 under IFRS-IASB, earlier application is permitted.

•	IAS 1 (Amendment) ‘Disclosure Initiative”. This amendment is mandatory for annual periods beginning on or after January 1, 2016 under IFRS-IASB, earlier application is permitted.

•	IFRS 14 ’Regulatory Deferral Accounts’. This Standard will be effective from January 1, 2016 under IFRS-IASB, earlier application is permitted.

•	IFRS 9 ’Financial Instruments’. This Standard will be effective from January 1, 2018 under IFRS-IASB, earlier application is permitted.

•	IFRS 15 ’Revenues from contracts with Customers’. IFRS 15 is applicable for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

•	IFRS 16 ’Leases’. This Standard is applicable for annual periods beginning on or after January 1, 2019 under IFRS-IASB, earlier application is permitted.

•

IAS 16 (Amendment) ’Property, Plant and Equipment’ and IAS 38 ’Intangible Assets’, regarding acceptable methods of amortization and depreciation. This amendment is mandatory for annual periods beginning on or after January 1, 2016 under IFRS-IASB, earlier application is permitted.

•

IFRS 10 (Amendment) ‘Consolidated financial statements, IFRS 12 ‘Disclosure of interests in Other Entities’ and IAS 28 ‘Investments in associates and joint ventures’ regarding the exemption from consolidation for investment entities. These amendments are mandatory for annual periods beginning on or after January 1, 2016 under IFRS-IASB, earlier application is permitted.

•

IFRS 11 (Amendment) ‘Joint Arrangements’ regarding acquisition of an interest in a joint operation. This amendment is mandatory for annual periods beginning on or after January 1, 2016 under IFRS-IASB, earlier application is permitted.

•

IAS 16 ‘Property, Plant and Equipment’ and 41 ‘Agriculture’ (Amendment) regarding bearer plants. These amendments are mandatory for annual periods beginning on or after January 1, 2016 under IFRS-IASB, earlier application is permitted.

•

IAS 27 (Amendment) ‘Separate financial statements’ regarding the reinstatement of the equity method as an accounting option in separate financial statements. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB.

•

IFRS 10 and IAS 28 (Amendment), “Sale or contribution of assets between an investor and its associate or joint venture”. These amendments will be applicable to accounting periods beginning on the effective date, still to be determined, although early adoption is allowed.

The Company is currently in the process of evaluating the impact on the consolidated financial statements derived from the application of the new standards and amendments that will be effective for annual periods beginning after December 31, 2015.

3.3 Currency

The Parent’s functional currency is the Euro. The functional currencies of subsidiaries are determined by the primary economic environment in which each subsidiary operates.

The reporting currency of the Company is U.S. Dollars and as such the accompanying results and financial position have been translated pursuant to the provisions indicated in IAS 21.

All differences arising from the aforementioned translation are recognized in equity under “Translation differences”.

Upon the disposal of a foreign operation, the translation differences relating to that operation deferred as a separate component of consolidated equity are recognized in the consolidated income statement when the gain or loss on disposal is recognized.

3.4 Responsibility for the information and use of estimates

The information in these consolidated financial statements is the responsibility of Ferroglobe’s management.

Certain assumptions and estimates were made by management in the preparation of these consolidated financial statements, including:

•	The impairment losses on certain assets, including goodwill.

•	The useful life of property, plant and equipment and intangible assets.

•	The fair value of certain unquoted financial assets.

•	The fair value of acquired assets and liabilities as a result of the Business Combination.

•	The assumptions used in the actuarial calculation of pension liabilities.

•	The discount rate used to calculate the present value of certain collection rights and payment obligations.

•	Provisions for contingencies and environmental liabilities.

•	The calculation of income tax and of deferred tax assets and liabilities.

The Company based its estimates and judgments on historical experience, known or expected trends and other factors that are believed to be reasonable under the circumstances. Actual results may differ materially from these estimates. Changes in accounting estimates are applied in accordance with IAS 8.

At the date of preparation of these consolidated financial statements no events had taken place that might constitute a significant source of uncertainty regarding the accounting effect that such events might have in future reporting periods.

3.5 Basis of consolidation

Consolidation methods

i. Full consolidation (Subsidiaries)

The financial statements of the subsidiaries are fully consolidated with those of the Parent. Accordingly, all balances and effects of the transactions between consolidated companies are eliminated in consolidation.

Non-controlling interests are presented in “Equity – Non-controlling interests” in the consolidated statement of financial position, separately from the consolidated equity attributable to the Parent’s sole shareholder. The share of non-controlling interests in the profit or loss for the year is presented under “Loss attributable to non-controlling interests” in the consolidated income statement.

ii. Uniformity of items

In order to present the consolidated financial statements using uniform measurement bases, the necessary adjustments and reclassifications were made during consolidation for subsidiaries that apply accounting policies and measurement bases that differ from those used by the Company.

4.     Accounting policies

The principal accounting policies applied in preparing these consolidated financial statements, in accordance with the IFRSs issued by the IASB in effect at the date of preparation are described below. The Company did not apply early application of new standards described in Note 3 (Basis of presentation and basis of consolidation).

4.1 Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Company’s interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition.

Any excess of the cost of the investments in the consolidated companies over the corresponding underlying carrying amounts acquired, adjusted at the date of first-time consolidation, is allocated as follows:

1.

If it is attributable to specific assets and liabilities of the companies acquired, increasing the value of the assets (or reducing the value of the liabilities) whose market values were higher (lower) than the carrying amounts at which they had been recognized in their balance sheets and whose accounting treatment was similar to that of the same assets (liabilities) of the Company amortization, accrual, etc.

2.

If it is attributable to specific intangible assets, recognizing it explicitly in the consolidated statement of financial position provided that the fair value at the date of acquisition can be measured reliably.

3.	The remaining amount is recognized as goodwill, which is allocated to one or more specific cash-generating units.

Goodwill is only recognized when it has been acquired for consideration and represents, therefore, a payment made by the acquirer for future economic benefits from assets of the acquired company that are not capable of being individually identified and separately recognized.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

4.2 Other intangible assets

Other intangible assets are assets without physical substance which can be individually identified either because they are separable or because they arise as a result of a legal or contractual right or of a legal transaction or were developed by the consolidated companies. Only intangible assets whose value can be measured reliably and from which the Company expects to obtain future economic benefits are recognized in the consolidated statement of financial position.

Intangible assets are recognized initially at acquisition or production cost. The aforementioned cost is amortized systematically over each asset’s useful life. At each reporting date, these assets are measured at acquisition cost less accumulated amortization and any accumulated impairment losses, if any. The Company reviews amortization periods and amortization methods for finite-lived intangible assets at the end of each fiscal year.

The Company’s main intangible assets are as follows:

Development expenditures

Development expenditures are capitalized if they meet the requirements of identifiability, reliability in cost measurement and high probability that the assets created will generate economic benefits. Developmental expenditures are amortized on a straight-line basis over the useful lives of the assets, which are between four and ten years, depending on the project.

Expenditures on research activities are recognized as expenses in the years in which they are incurred.

Power supply agreements

Power supply agreements are amortized on a straight-line basis over the term in which the agreement is effective. The Company amortizes power supply agreements over six years.

Rights of use

Rights of use granted are amortized on a straight-line basis over the term in which the right of use was granted from the date it is considered that use commenced. Rights of use are generally amortized over a period ranging from 10 to 20 years.

Computer software

Computer software includes the costs incurred in acquiring or developing computer software, including the related installation. Computer software is amortized on a straight-line basis over two to five years.

Computer system maintenance costs are recognized as expenses in the years in which they are incurred.

Other intangible assets

Other intangible assets includes:

•	Supply agreements which are amortized in accordance with their estimated useful lives (see Note 8).

•	CO2 emission allowances (“rights held to emit greenhouse gasses”) which are not amortized, but rather are expensed when used (see Note 4.20).

4.3 Property, plant and equipment

Cost

Property, plant and equipment for our own use are initially recognized at acquisition or production cost and are subsequently measured at acquisition or production cost less accumulated depreciation and any accumulated impairment losses.

When the construction and start-up of non-current assets require a substantial period of time, the borrowing costs incurred over that period are capitalized. In 2015, 2014 and 2013 no material borrowing costs were capitalized.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized. Repair, upkeep and maintenance expenses are recognized in the consolidated income statement for the year in which they are incurred.

Property, plant and equipment in the course of construction are transferred to property, plant and equipment in use at the end of the related development period.

Depreciation

The Company depreciates Property, plant and equipment using the straight-line method at annual rates based on the following years of estimated useful life:

Years of Estimated Useful Life
Properties for own use	25-50
Plant and machinery	10-20
Tools	12.5-15
Furniture and fixtures	10-15
Computer hardware	4-8
Transport equipment	10-15

Land included within Property, plant and equipment is considered to be an asset with an indefinite useful life and, as such, is not depreciated, but rather it is tested for impairment annually. The Company reviews residual value, useful lives, and the depreciation method for Property, plant and equipment annually.

Environment

The costs arising from the activities aimed at protecting and improving the environment are accounted for as an expense for the year in which they are incurred. When they represent additions to property, plant and equipment aimed at minimizing the environmental impact and protecting and enhancing the environment, they are capitalized to non-current assets.

4.4 Impairment of property, plant and equipment, intangible assets and goodwill

In order to ascertain whether its assets have become impaired, the Company compares their carrying amount with their recoverable amount at the end of the reporting period, or more frequently if there are indications that the assets might have become impaired. Where the asset itself does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of:

•	Fair value: the price that would be agreed upon by two independent parties, less estimated costs to sell, and

•

Value in use: the present value of the future cash flows that are expected to be derived from continuing use of the asset and from its ultimate disposal at the end of its useful life, discounted at a pre-tax rate which reflects the time value of money and the risks specific to the business to which the asset belongs.

If the recoverable amount of an asset (or cash-generating unit) is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount, and an impairment loss is recognized as an expense under “Impairment losses” in the consolidated income statement.

Where an impairment loss subsequently reverses (not permitted in the case of goodwill), the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as “Other income” in the consolidated income statement.

The basis for depreciation is the carrying amount of the assets, deemed to be the acquisition cost less any accumulated impairment losses.

4.5 Financial instruments

Financial assets

The main financial assets held by the Company are assets representing collection rights as a result of investments or loans. These rights are classified as current or non-current on the basis of whether they are due to be settled within less than or more than twelve months, respectively, or, if they do not have a specific maturity date (as in the case of marketable securities or investment fund units), whether or not the Company has the intention to dispose of them within less than or more than twelve months.

The Company classifies financial assets based on the purpose for which they were initially acquired and it reviews the classification at the end of each reporting period.

The financial assets held by the Company are classified as:

•	Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when cash, goods or services are provided directly to a debtor. They are measured at the principal amount plus the accrued interest receivable. They are classified as non-current assets when they mature within more than twelve months after the end of the reporting period, and as current assets when they mature within less than twelve months from the end of the reporting period.

Loans and receivables originated by the Company are measured at the principal amount plus the accrued interest receivable, less any impairment losses, i.e. they are measured at their amortized cost.

The Company derecognizes a financial asset when the rights to the future cash flows from the financial asset expire or have been transferred and substantially all the risks and rewards of ownership of the financial asset have also been transferred, such as in the case of firm asset sales, factoring of trade receivables in which the Company does not retain any credit or interest rate risk, sales of financial assets under an agreement to repurchase them at fair value and the securitization of financial assets in which the transferor does not retain any subordinate debt, provide any kind of guarantee or assume any other kind of risk. However, the Company does not derecognize financial assets, and recognize a financial liability for an amount equal to the consideration received, in transfers of financial assets in which substantially all the risks and rewards of ownership are retained, such as in the case of note and bill discounting, recourse factoring and sales of financial assets in which the transferor retains a subordinated interest or any other kind of guarantee that absorbs substantially all the expected losses.

•	Other financial assets:

These deposits and guarantees are restricted until such time as the conditions of each agreement or tender expire. Deposits and guarantees expiring within twelve months are classified as current items and those expiring in more than twelve months are classified as non-current items.

Financial liabilities

Amortized cost:

The main financial liabilities of the Company are held-to-maturity financial liabilities, which are measured at amortized cost. The financial liabilities held by the Company are classified as:

•	Bank and other loans:

Loans from banks and other lenders are recognized at the amount of proceeds received, net of transaction costs. They are subsequently measured at amortized cost. Borrowing costs are recognized in the consolidated income statement on an accrual basis using the effective interest method and are added to the carrying amount of the liability to the extent that they are not settled in the period in which they arise.

•	Trade and other payables:

Trade payables are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest method.

Fair value:

The fair value of a financial instrument on a given date is determined to be the amount for which it could be bought or sold on that date by two knowledgeable, willing parties in an arm’s length transaction acting prudently. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an organized market (“quoted price” or “market price”). If this market price cannot be determined objectively and reliably, fair value is estimated on the basis of the price established in recent transactions involving similar instruments or of the present value of all the future cash flows (collections or payments), applying as the discount rate the market interest rate for similar financial instruments (same term, currency, interest rate and equivalent risk rating).

Fair value measurements of assets and liabilities are classified according to the following hierarchy established in IFRS 13:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data.

Financial derivatives

The Company has determined that the majority of the inputs used to calculate the fair value of derivative financial instruments are in Level 2 of the above hierarchy.

In those cases in which inputs classified under Level 3 were used, the Company calculated the impact that such data would have on the total valuation of the derivative financial instruments and determined that such impact was not material. The Company has therefore decided that the entire portfolio of derivative financial instruments is classified under Level 2.

The Company used mid-market prices as observable inputs from external sources of information recognized by the financial markets.

To determine the market value of interest rate derivatives (swaps or IRSs), the Company uses its own IRS pricing model using Euribor and Libor and long-term swaps market curves as inputs. Forwards were valued using spot and forward prices at the end of the reporting period. The techniques used to measure derivatives are based on discounting projected cash flows with market-related curves.

4.6 Inventories

Inventories comprise assets (goods) which:

•	Are held for sale in the ordinary course of business (finished goods); or

•	Are in the process of production for such sale (work in progress); or

•	Will be consumed in the production process or in the rendering of services (raw materials and spare parts).

Inventories are stated at the lower of acquisition or production cost and net realizable value. The cost of each inventory item is generally calculated as follows:

•	Raw materials, spare parts and other consumables and replacement parts: the lower of weighted average acquisition cost and net realizable value.

•

Work in progress and finished and semi-finished goods: the lower of production cost (which includes the cost of materials, labor costs, direct and indirect manufacturing expenses) or net realizable value in the market.

Obsolete, defective or slow-moving inventories have been reduced to net realizable value.

Net realizable value is the estimated selling price less all the estimated costs of selling and distribution.

The amount of any write-down of inventories (as a result of damage, obsolescence or decrease in the selling price) to their net realizable value and all losses of inventories are recognized as expenses in the year in which the write-down or loss occurs. Any subsequent reversals are recognized as income in the year in which they arise.

The consumption of inventories is recognized as an expense in “Cost of sales” in the consolidated income statement in the period in which the revenue from their sale is recognized.

4.7 Biological assets

The Company recognizes biological assets when, and only when:

•	It controls the asset as a result of past events;

•	It is probable that future economic benefits associated with the asset will flow to the entity; and

•	The fair value or cost of the asset can be measured reliably.

Biological assets are measured at fair value less estimated costs to sell.

The fair value of forestry plantations is based on a combination of the fair value of the land and of the timber plantations with reference to current timber market prices.

The gains or losses arising on the initial recognition of a biological asset at fair value less costs to sell are included in the consolidated income statement for the period in which they arise.

4.8 Cash and cash equivalents

The Company classifies under “Cash and cash equivalents” any liquid financial assets, such as for example cash on hand and at banks, deposits and liquid investments, that can be converted into cash within three months and are subject to an insignificant risk of changes in value.

4.9 Provisions and contingencies

When preparing the consolidated financial statements, the Parent’s directors made a distinction between:

•

Provisions: present obligations, either legal, contractual, constructive or assumed by the Company, arising from past events, the settlement of which is expected to give rise to an outflow of economic benefits the amount and/or timing of which are uncertain; and

•

Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Company, or present obligations arising from past events the amount of which cannot be estimated reliably or whose settlement is not likely to give rise to an outflow of economic benefits.

The consolidated financial statements include all the material provisions with respect to which it is considered that it is more likely than not that the obligation will have to be settled. Contingent liabilities are not recognized in the consolidated financial statements, but rather are disclosed, as required by IAS 37 (see Note 23).

Provisions are classified as current or non-current based on the estimated period of time in which the obligations covered by them will have to be met. They are recognized when the liability or obligation giving rise to the indemnity or payment arises, to the extent that its amount can be estimated reliably.

“Provisions” includes the provisions for pension and similar obligations assumed; provisions for contingencies and charges, such as for example those of an environmental nature and those arising from litigation in progress or from outstanding indemnity payments or obligations, and collateral and other similar guarantees provided by the Company; and provisions for medium- and long- term employee incentives and the long-service bonus described in Note 15.

Provisions for litigation in progress

At the end of 2015 and 2014, certain court proceedings and claims were in process against the Company arising from the ordinary course of their business. The Company’s legal advisers and directors consider that the outcome of the court proceedings and claims will not have a material effect on the consolidated financial statements for the years in which they are settled.

Provisions for pensions and similar obligations

Certain subsidiaries have undertaken to supplement public retirement, disability and death benefits of those employees who fall into these categories and who have met certain conditions. The related obligations assumed are generally defined contribution plans.

Defined contribution plans

Certain employees have defined contribution plans which conform to the Spanish Pension Plans and Funds Law. The main features of these plans are as follows:

•	They are mixed plans covering the benefits for retirement, disability and death of the participants.

•	The sponsor undertakes to make monthly contributions of certain percentages of current employees’ salaries to external pension funds.

The annual cost of these plans is recognized under Staff costs in the consolidated income statement.

Defined benefit plans

IAS 19, Employee Benefits requires defined benefit plans to be accounted for:

•	Using actuarial techniques to make a reliable estimate of the amount of benefits that employees have earned in return for their service in the current and prior periods.

•	Discounting those benefits in order to determine the present value of the obligation.

•	Determining the fair value of any plan assets.

•	Determining the total amount of actuarial gains and losses and the amount of those actuarial gains and losses that must be recognized.

The amount recognized as a benefit liability arising from a defined benefit plan is the total net sum of:

•	The present value of the obligations.

•	Plus (minus) any unrecognized actuarial gain (loss).

•	Minus any amount of past service cost not yet recognized.

•	Minus the fair value of plan assets (if any) out of which the obligations are to be settled directly.

The Company recognizes provisions for these benefits as the related rights vest and on the basis of actuarial studies. These amounts are recognized under “Provisions” in the consolidated statement of financial position, on the basis of their expected due payment dates. The plan assets are separate from the rest of the Company’s assets and are managed by third parties.

Environmental provisions

Provisions for environmental obligations are estimated by analysing each case separately and observing the relevant legal provisions. The best possible estimate is made on the basis of the information available and a provision is recognized provided that the aforementioned information suggests that it is probable that the loss or expense will arise and it can be estimated in a sufficiently reliable manner.

4.10 Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership, which usually has the option to purchase the assets at the end of the lease under the terms agreed upon when the lease was arranged. All other leases are classified as operating leases.

Finance leases

At the commencement of the lease term, the Company recognizes finance leases as assets and liabilities in the consolidated statement of financial position at amounts equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments. To calculate the present value of the lease payments the interest rate stipulated in the finance lease is used.

The cost of assets acquired under finance leases is presented in the consolidated statement of financial position on the basis of the nature of the leased asset. The depreciation policy for these assets is consistent with that for Property, plant and equipment for own use.

Finance charges are recognized over the lease term on a time proportion basis.

Operating leases

In operating leases, the ownership of the leased asset and substantially all the risks and rewards relating to the leased asset remain with the lessor.

Lease income and expenses from operating leases are credited or charged to income on an accrual basis depending on whether the Company acts as the lessor or lessee.

4.11 Current assets and liabilities

In general, assets and liabilities are classified as current or non-current based on the Company’s operating cycle. However, in view of the diverse nature of the activities carried on by the Company, in which the duration of the operating cycle differs from one activity to the next, in general assets and liabilities expected to be settled or fall due within twelve months from the end of the reporting period are classified as current items and those which fall due or will be settled within more than twelve months are classified as non-current items.

4.12 Income taxes

Income tax expense represents the sum of current tax and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case the related tax is recognized in other comprehensive income or directly in equity.

The current income tax expense is based on domestic and international statutory income tax rates in the tax jurisdictions where the Company operates related to taxable profit for the period. The taxable profit differs from net profit as reported in the income statement because it is determined in accordance with the rules established by the applicable taxation authorities which includes temporary differences, permanent differences, and available credits and incentives.

The Company’s deferred tax assets and liabilities are provided on temporary differences at the balance sheet date between financial reporting and the tax basis of assets and liabilities, then applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized for deductible temporary differences, carry-forward of unused tax credits and losses, to the extent that it is probably that taxable profit will be available against which the deductible temporary difference and carryforwards of unused tax credits and losses can be utilized. The deferred tax assets and liabilities that have been recognized are reassessed at the end of each reporting period in order to ascertain whether they still exist, and adjustments are made on the basis of the findings of the analyses performed.

Income tax payable is the result of applying the applicable tax rate in force to each tax-paying entity, in accordance with the tax laws in force in the country in which the entity is registered. Additionally, tax deductions and credits are available to certain entities, primarily relating to inter-company trades and tax treaties between various countries to prevent double taxation.

Income tax expense is recognized in the consolidated income statement, except to the extent that it arises from a transaction which is recognized directly to “consolidated equity”, in which case the tax is recognized directly to “consolidated equity.”

4.13 Foreign currency transactions

Foreign currency transactions are initially recognized in the functional currency of the subsidiary by applying the exchange rates prevailing at the date of the transaction.

Subsequently, at each reporting date, monetary assets and liabilities denominated in foreign currencies are translated to euros at the rates prevailing on that date.

Any exchange differences arising on settlement or translation at the closing rates of monetary items are recognized in the consolidated income statement for the year.

In substantially all cases, the Company companies arrange foreign exchange forward options to hedge their exposure to foreign currency risk. Note 4.17 details the Company’s accounting policies for these derivative financial instruments. Also, Note 26 to these consolidated financial statements details the financial risk policies of Ferroglobe.

The subsidiary in Venezuela, FerroAtlántica de Venezuela, S.A. (“FerroVen”), makes most of its procurement and sale transactions in US dollars; a significant portion of the subsidiary’s flows and balances are denominated in US dollars. Therefore, and in accordance with that established in IAS 21, the Company considers that the financial statements that most reasonably reflect the subsidiary’s financial and equity position and the results of its operations in 2015, 2014 and 2013 are those expressed in the functional currency, the US dollar.

4.14 Revenue recognition

Revenue includes the fair value of the goods sold or services rendered, excluding any related taxes and deducting any discounts or returns as a reduction in the amount of the transaction. Income is recognized when all of the following conditions are met:

•	the Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the entity; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

In relation to transactions in the electrometallurgy business, ownership is considered to be transferred at the time agreed upon with customers based on the Intercoterm clauses applicable to the transaction.

Income from the energy business is recognized based on the power generated and put on the market at regulated prices, being recognized income when the energy produced is transferred to the system.

Accordingly, interest income is recognized using the effective interest method. Dividend income is also recognized when the shareholder’s rights to receive payment have been established.

4.15 Expense recognition

Expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

An expense is recognized in the consolidated income statement when there is a decrease in the future economic benefits related to a reduction of an asset, or an increase in a liability, which can be measured reliably. This means that an expense is recognized simultaneously with the recognition of the increase in a liability or the reduction of an asset. Additionally, an expense is recognized immediately in the consolidated income statement when a disbursement does not give rise to future economic benefits or when the requirements for recognition as an asset are not met. Also, an expense is recognized when a liability is incurred and no asset is recognized, as in the case of a liability relating to a guarantee.

4.16 Operating profit before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other gains and losses

The Company, historically, has been providing to its Shareholders and to third parties, mainly financial institutions that offer financial support to the Company, the amounts presented in the consolidated income statement under the subtotal “Operating profit before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other gains and losses”. Additionally, Management of the Company, has been using this subtotal in their analysis of the performance of the Company. In accordance with IAS 1.85a, modified in December 2014, when an entity presents subtotals, those subtotals shall (i) be comprised of line items made up of amounts recognized and measured in accordance with IFRS, (ii) be presented and labelled in a manner that makes the line items that constitute the subtotal clear and understandable, (iii) be consistent from period to period and (iv) not be displayed with more prominence than the subtotals and totals required in IFRS for the statement presenting profit or loss. Consequently, the Company, concluded that the presentation of this subtotal in the face of the consolidated income statement is essential for the understanding of the Company operations.

4.17 Financial derivative transactions

In order to mitigate the economic effects of exchange rate and interest rate fluctuations to which it is exposed as a result of its business activities, the Company uses derivative financial instruments, such as currency forwards and interest rate swaps.

The Company’s transactions with financial derivatives are in keeping with the risk management policy described in Note 26 to the accompanying consolidated financial statements.

Therefore:

•

the derivatives arranged are generally swaps, on the basis of which the Company and banks agree to exchange future interest or currency payments, or both simultaneously. In the case of an interest rate derivative, the usual commitment is to pay a fixed interest rate in exchange for receiving a floating interest rate (“interest rate swap”, IRS); and,

•	the usual obligation with respect to a foreign currency derivative was to pay or receive a certain amount of euros in exchange for a certain amount of another currency.

The information relating to financial derivatives is presented in accordance with IFRS 7, and the accounting treatment is as follows:

Derivatives are recognized, both initially and subsequent to the end of the reporting period, at fair value (market value) under other financial assets or liabilities, as appropriate, in the consolidated statement of financial position.

Financial derivatives are measured using methods and techniques defined on the basis of observable market inputs and, for such purpose, management uses the assessments conducted by experts in this matter.

The recognition of changes in the fair value of a derivative gives rise to a change in equity. The change in equity is recognized directly through “Equity – Valuation adjustments” or indirectly through consolidated profit or loss. The criteria applied in each case are described below.

The fair value of a derivative changes over its term. Changes in fair value arise: as a result of the passage of time; as a result of changes in yield curves; and, in the case of foreign currency derivatives, also as a result of changes in exchange rates.

Only certain derivatives can be considered to qualify for hedge accounting.

The requirements that must be met for a derivative to be considered to qualify for hedge accounting are basically as follows:

a.

The underlying in relation to which the derivative is arranged to mitigate the economic effects that might arise therefrom as a result of fluctuations in exchange rates or in interest rates must initially be identified.

b.	When the derivative is arranged, the reason why it was arranged must be appropriately documented and the hedged risk must be identified.

c.

It must be demonstrated that the hedge is effective from the date of arrangement of the derivative to the date of its settlement, i.e. that it meets the objective initially defined. In order to assess this, the effectiveness of the hedge is tested, and certain levels of effectiveness must be obtained.

The Company verifies periodically over the term of the hedge (at least at the end of each reporting period), that the hedging relationship is effective, i.e. that it is prospectively foreseeable that the changes in the fair value or cash flows of the hedged item (attributable to the hedged risk) will be offset by significant changes in interest rates and that, retrospectively, the gain or loss on the hedge was within a range of 80-125% of the gain or loss on the hedged item.

When the derivative does not qualify for hedge accounting, or the Company voluntarily decides not to apply hedge accounting, the changes in its fair value must be recognized in the consolidated income statement.

For derivatives that qualify for hedge accounting, under the relevant accounting standards, changes in fair value are recognized directly in equity or indirectly through consolidated profit or loss on the basis of the type of hedged risk concerned.

The portion of the gain or loss on the hedging instrument that has been determined to be an effective hedge is recognized temporarily in equity and is recognized in the consolidated income statement in the same period during which the transaction was performed (for example when interest is accrued on a loan) or when it is no longer probable that the future transaction will be carried out.

For the second half of 2015 cash-flow hedges have become ineffective and, consequently, subsequent changes in the hedge’s fair value have been recognized in the consolidated income statement.

4.18 Grants

Grants related to assets

Grants related to assets correspond primarily to non-refundable grants that are measured at the amount granted or at the fair value of the assets delivered, if they have been transferred for no consideration, and are classified as deferred income when it is certain that they will be received. Income from these grants is recognized on a straight-line basis over the useful life of the assets whose costs they are financing. The amount of the assets and of the grants received are presented separately as assets and liabilities, respectively, within the consolidated statement of financial position.

The amount of such grants was not material at December 31, 2015, 2014 or 2013.

Grants related to income

These are grants that become receivable by the Company as compensation for expenses or losses already incurred and are recognized as income for the period in which they become receivable. The amount of such grants was not material in 2015, 2014 or 2013.

4.19 Termination benefits

Under current labor legislation, the Company is required to pay termination benefits to employees whose employment relationship is terminated under certain conditions. The payments for termination benefits, when they arise, are charged as an expense when the decision to terminate the employment relationship is taken. At December 31, 2015, 2014 and 2013, the liabilities related to termination benefits were not material.

4.20 CO2 emission allowances

CO2 emission allowances are recognized as intangible assets and measured at cost of acquisition. Allowances acquired free of charge under the National Allocation Plan pursuant to Law 1/2007 of 9 March 2007 are initially measured at market value at the date received. At the same time, a corresponding liability is recognized for the same amount under deferred income.

Emission allowances are not amortized, but rather are expensed when used.

At year end, the Company assesses whether the carrying amount of the allowances exceeds their market value in order to determine whether there are indications of impairment. If there are indications, the Company determines whether these allowances will be used in the production process or earmarked for sale, in which case the necessary impairment losses would be recognized. Provisions are released when the factors leading to the valuation adjustment have ceased to exist.

A provision for liabilities and charges, if any, is recognized for expenses related to the emission of greenhouse gases. This provision is maintained until the company is required to settle the liability by surrendering the corresponding emission allowances. These expenses are accrued as greenhouse gases are emitted. When an expense is recognized for allowances acquired free of charge, a corresponding amount of deferred income is recognized to operating income.

The Company derecognizes allowances, if any, surrendered at their carrying amount and recognizes those received at their fair value when received. The difference between both values, if any, is recognized as deferred income.

4.21 Share-based compensation

The Company recognizes share-based compensation expense based on the estimated grant date fair value of share-based awards using a Black-Scholes option pricing model. Prior to vesting, cumulative compensation cost equals the proportionate amount of the award earned to date. The Company has elected to treat each award as a single award and recognize compensation cost on a straight-line basis over the requisite service period of the entire award. If the terms of an award are modified in a manner that affects both the fair value and vesting of the award, the total amount of remaining unrecognized compensation cost (based on the grant-date fair value) and the incremental fair value of the modified award are recognized over the amended vesting period.

4.22 Consolidated statement of cash flows

The following terms are used in the consolidated statement of cash flows, prepared using the indirect method, with the meanings specified as follows:

1.	Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

2.	Operating activities: activities constituting the object of the subsidiaries forming part of the consolidated Company and other activities that are not investing or financing activities.

3.	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

4.	Financing activities: activities that result in changes in the size and composition of the equity and borrowings of the Company that are not operating or investing activities.

5.     Business Combinations

On December 23, 2015, Ferroglobe PLC consummated the acquisition of 100% of the equity interests of Globe Specialty Metals, Inc. and Subsidiaries and Grupo FerroAtlántica, S.A. (Sole-Shareholder Company) (see Note 1). After consummating this transaction, FerroAtlántica is considered the Predecessor under applicable SEC rules and regulations; and, therefore, all companies of Globe (see Appendix I) are considered additions to the scope of consolidation of Ferroglobe. FerroAtlántica is the deemed “accounting acquirer”.

This Business Combination has been accounted for using the acquisition method of accounting for business combinations under IFRS 3, with FerroAtlántica treated as the accounting acquirer and GSM as the acquiree. Under this method of accounting, any excess of (i) the aggregate of the acquisition consideration transferred and any non-controlling interest in Globe over (ii) the aggregate of the fair values as of the closing date of the Business Combination of the assets acquired and liabilities assumed was recorded as goodwill. The “Acquisition Consideration” is the fair value on the closing date of the Business Combination of the consideration given. In addition, the value of the Ferroglobe Ordinary Shares issued to Globe Shareholders pursuant to the Business Combination Agreement (“BCA”) has been determined based on the trading price of the Globe Shares at the date of completion of the transactions.

The acquisition consideration is comprised of the fair value of the Ferroglobe Ordinary Shares issued to Globe Shareholders on the closing date of the Business Combination, plus the portion of the “Replacement awards” that are attributable to pre-combination service of Globe employees.

Under the terms of the BCA, share-based compensation awards that were issued by Globe and were outstanding and unexercised as of the date of the Business Combination were exchanged with Ferroglobe share-based awards (“Replacement Awards”) as follows (see Note 20—Other Liabilities, for further details regarding our share-based compensation awards):

•

Stock Options – Each outstanding Globe stock option was converted into an option to purchase, generally on the same terms and conditions as were applicable to the Globe stock option prior to the Globe Merger, a number of Ferroglobe Ordinary Shares equal to the number of Globe Shares subject to such Globe stock option at an exercise price per Ferroglobe Ordinary Share equal to the exercise price per Globe share of such Globe stock option.

•

Restricted Stock Units (“RSUs”) – Each outstanding RSU was assumed by Ferroglobe and was converted into a Ferroglobe RSU award, generally on the same terms and conditions as were applicable to the Globe RSUs prior to the Globe Merger, in respect of the number of Globe Shares equal to the number of Globe Shares underlying such Globe RSUs.

•

Stock Appreciation Rights (“SARs”) – Each outstanding SAR was assumed by Ferroglobe and was converted into a Ferroglobe SAR, generally on the same terms and condition as were applicable to the Globe SARs prior to the Globe Merger, in respect of that number of Ferroglobe Ordinary Shares equal to the number of Globe Shares underlying such Globe SAR, at an exercise price per Ferroglobe Ordinary Share (rounded up to the nearest whole cent) equal to the exercise price per Globe share of such Globe SAR.

The issuance of the “Replacement Awards” is accounted for as a modification of Globe’s Share-Based Awards, and the portion of the value of the Replacement Awards that is attributable to pre-combination services of Globe employees is included in the Acquisition Consideration transferred. Compensation expense related to post-combination services will be recognized over the individual vesting periods of the respective “Replacement Awards” and has not been included in the combined financial information.

The value of Replacement Awards is added to the fair value of the Ferroglobe Ordinary Shares to determine the total Acquisition Consideration transferred as follows:

Globe common stock outstanding as of December 23, 2015 [1]	73,760
Exchange ratio	1.00
Ferroglobe Ordinary Shares issued as converted	73,760
Globe common stock per share price as of December 23, 2015	$10.80
Fair value of Ferroglobe Ordinary Shares issued pursuant to the Business Combination and estimated value	$796,608
Replacement Awards—equity settled awards	1,430
Acquisition Consideration	$798,038

[1]	The number of shares of Globe common stock outstanding options was determined immediately prior to the effective time of the Business Combination.

In accordance with IFRS 3R, the fair value of Ferroglobe Ordinary Shares issued to Globe Shareholders pursuant to the Business Combination Agreement was measured on the closing date of the Business Combination at the then-current market price of Globe’s common stock.

The business combination was recorded as a business combination under IFRS 3R, Business Combinations, with identifiable assets acquired and liabilities assumed provisionally recorded at their estimated fair values on the acquisition date while costs associated with the acquisition are expensed as incurred. The Company utilized the services of third-party valuation consultants, along with estimates and assumptions provided by the Company, to estimate the initial fair value of the assets acquired. The third-party valuation consultants utilized several appraisal methodologies including income, market and cost approaches to estimate the fair value of the identifiable net assets acquired.

The following is an estimate of the fair value of assets acquired and the liabilities assumed by Ferroglobe in the Business Combination, reconciled to the value of the Acquisition Consideration pursuant to the Business Combination Agreement:

ASSETS
Non-current assets
Goodwill	402,491
Other intangible assets	43,746
Property, plant and equipment	625,411
Non-current financial assets	2,521
Deferred tax assets	20,022
Other non-current assets	1,386

Total non-current assets acquired	1,095,577
Current assets
Inventories	117,230
Trade and other receivables	73,753
Current financial assets	4,112
Other current assets	5,231
Cash and cash equivalents	77,709

Total current assets acquired	278,035

Total assets acquired	1,373,612

Non-current liabilities
Provisions	33,877
Bank borrowings	100,048
Obligations under finance leases	3,283
Other non-current liabilities	4,451
Deferred tax liabilities	155,335

Total non-current liabilities acquired	296,994
Current liabilities
Provisions	5,439
Bank borrowings	1,167
Obligations under finance leases	2,627
Trade and other payables	58,044
Other current liabilities	66,770

Total current liabilties acquired	134,047

Net assets acquired	942,571

Non-controlling interests	(144,533)

Acquisition consideration	798,038

The valuation of assets acquired and liabilities assumed is preliminary. Ferroglobe management will continue to refine their identification and initial measurement of assets acquired and the liabilities assumed as further information becomes available, and such adjustments could be material to the amounts presented in the consolidated financial information.

Goodwill arose in the Business Combination due to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of the combined companies. These benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets. Purchased goodwill is not expected to be deductible for tax purposes.

GSM, which is included in the scope of consolidation as of December 23, 2015, as indicated above, contributed “Sales” of $10,898 and “Profit attributable to the Parent” of $68.

If GSM had been included in the scope of consolidation as of January 1, 2015, GSM would have contributed “Sales—pro-forma” of $733,916 and “Losses Attributable to the Parent – pro-forma” of $53,260. In determining unaudited “pro-forma” data, the Company has calculated the depreciation of “Property, plant and equipment” based on the fair values determined in the initial accounting for the Business Combination rather than the carrying amounts recognized in the pre-acquisition financial statements.

Total expenditures incurred by the Predecessor and/or the Parent for the consummation of the Business Combination totaling $22,132 are included in “Other operating expenses” in the consolidated income statement for 2015 and other costs totaling $9,414 have been recorded as “Equity—Reserves”, under IFRS 3R.

6.     Segment reporting

Operating segments are based upon the Company’s management reporting structure.

The consolidated income statements at December 31, 2015, 2014 and 2013, by segment, is as follows:

	2015
	Energy	Electrometallurgy	Consolidation Adjustments/ Eliminations (*)	Total
Sales	26,704	1,289,902	(16)	1,316,590
Cost of sales	(861)	(817,875)	—	(818,736)
Other operating income	251	16,641	(1,141)	15,751
Staff costs	(3,284)	(202,585)	—	(205,869)
Other operating expense	(11,419)	(190,034)	1,157	(200,296)
Depreciation and amortization charges, operating allowances and write-downs	(4,849)	(62,201)	—	(67,050)

Operating profit before impairment losses, net (loss)gain due to changes in the value of assets, (loss)gain on disposal of non-current assets and other loss	6,542	33,848	—	40,390

Impairment losses	—	(52,042)	—	(52,042)
Net (loss) gain due to changes in the value of assets	—	(912)	—	(912)
(Loss) gain on disposal of non-current assets	(6)	(2,208)	—	(2,214)
Other loss	—	(347)	—	(347)

OPERATING (LOSS) PROFIT	6,536	(21,661)	—	(15,125)

Finance income	4,498	1,095	(4,497)	1,096
Finance costs	(6,667)	(28,235)	4,497	(30,405)
Exchange differences	—	35,904	—	35,904

(LOSS) PROFIT BEFORE TAXES	4,367	(12,897)	—	(8,530)

Income tax expense	(1,223)	(48,719)	—	(49,942)
Loss attributable to non-controlling interests	—	15,204	—	15,204

(Loss) Profit attributable to the Parent Company	3,144	(46,412)	—	(43,268)

(*)	These amounts correspond to transactions between segments that are eliminated in the consolidation process.

	2014
	Energy	Electrometallurgy	Consolidation Adjustments/ Eliminations (*)	Total
Sales	49,225	1,417,094	(15)	1,466,304
Cost of sales	(1,789)	(887,772)	—	(889,561)
Other operating income	197	8,142	(1,448)	6,891
Staff costs	(4,214)	(213,829)	—	(218,043)
Other operating expense	(18,401)	(148,553)	1,463	(165,491)
Depreciation and amortization charges, operating allowances and write-downs	(5,621)	(69,131)	—	(74,752)

Operating profit before impairment losses, net (loss)gain due to changes in the value of assets, (loss)gain on disposal of non-current assets and other loss	19,397	105,951	—	125,348

Impairment losses	—	(399)	—	(399)
Net (loss) gain due to changes in the value of assets	—	(9,472)	—	(9,472)
(Loss) gain on disposal of non-current assets	—	555	—	555
Other loss	—	(60)	—	(60)

OPERATING (LOSS) PROFIT	19,397	96,575	—	115,972

Finance income	6,180	4,596	(6,005)	4,771
Finance costs	(8,690)	(34,420)	6,005	(37,105)
Exchange differences	—	7,800	—	7,800

(LOSS) PROFIT BEFORE TAXES	16,887	74,551	—	91,438

Income tax expense	(2,055)	(57,652)	—	(59,707)
Loss attributable to non-controlling interests	(3)	6,709	—	6,706

(Loss) Profit attributable to the Parent Company	14,829	23,608	—	38,437

(*)	These amounts correspond to transactions between segments that are eliminated in the consolidation process.

	2013
	Energy	Electrometallurgy	Consolidation Adjustments/ Eliminations(*)	Total
Sales	72,196	1,391,689	(7)	1,463,878
Cost of sales	(4,423)	(906,469)	—	(910,892)
Other operating income	190	38,083	(1,369)	36,904
Staff costs	(4,172)	(213,355)	—	(217,527)
Other operating expense	(26,238)	(172,808)	1,376	(197,670)
Depreciation and amortization charges, operating allowances and write-downs	(5,619)	(73,484)	—	(79,103)

Operating profit before impairment losses, net (loss) gain due to changes in the value of assets, (loss) gain on disposal of non-current assets and other loss	31,934	63,656	—	95,590

Impairment losses	—	(1,061)	—	(1,061)
Net (loss) gain due to changes in the value of assets	—	6,475	—	6,475
(Loss) gain on disposal of non-current assets	—	448	—	448
Other loss	—	(2,802)	—	(2,802)

OPERATING (LOSS) PROFIT	31,934	66,716	—	98,650

Finance income	6,362	2,446	(5,950)	2,858
Finance costs	(9,455)	(43,720)	5,950	(47,225)
Exchange differences	—	(7,677)	—	(7,677)

(LOSS) PROFIT BEFORE TAXES	28,841	17,765	—	46,606
Income tax expense	(8,655)	(15,903)	—	(24,558)
Loss attributable to non-controlling interests	(7)	6,407	—	6,400

(Loss) Profit attributable to the Parent Company	20,179	8,269	—	28,448

(*)	These amounts correspond to transactions between segments that are eliminated in the consolidation process.

The consolidated statement of financial position at December 31, 2015 and 2014, by segment, is as follows:

	2015
	Energy	Electrometallurgy	Consolidation Adjustments/ Eliminations (*)	Total
Property, plant and equipment	78,586	933,781	—	1,012,367
Financial assets	—	13,784	—	13,784
Inventories	14	425,358	—	425,372
Receivables	117,598	289,869	(121,263)	286,204
Other assets	2,723	548,945	—	551,668
Cash and cash equivalents	51	116,615	—	116,666

Total assets	198,972	2,328,352	(121,263)	2,406,061

		—
Equity	70,654	1,224,319	—	1,294,973
Deferred income	—	4,389	—	4,389
Provisions	2	90,861	—	90,863
Bank borrowings	6,363	407,416	—	413,779
Obligations under finance leases	94,390	8,807	—	103,197
Trade payables	9,892	266,271	(121,263)	154,900
Other non-trade payables	17,671	326,289	—	343,960

Total equity and liabilities	198,972	2,328,352	(121,263)	2,406,061

(*)	These amounts correspond to transactions between segments that are eliminated in the consolidation process.

	2014
	Energy	Electrometallurgy	Consolidation Adjustments/ Eliminations (*)	Total
Property, plant and equipment	80,231	399,315	—	479,546
Financial assets	—	8,597	—	8,597
Inventories	8	439,009	—	439,017
Receivables	152,595	303,701	(147,720)	308,576
Other assets	4,024	99,747	—	103,771
Cash and cash equivalents	63	48,588	—	48,651

Total assets	236,921	1,298,957	(147,720)	1,388,158

Equity	74,268	433,409	—	507,677
Deferred income	—	4,277	—	4,277
Provisions	1	56,665	—	56,666
Bank borrowings	11,329	391,137	—	402,466
Obligations under finance leases	116,237	4,445	—	120,682
Trade payables	11,746	312,165	(147,720)	176,191
Other non-trade payables	23,340	96,859	—	120,199

Total equity and liabilities	236,921	1,298,957	(147,720)	1,388,158

(*)	These amounts correspond to transactions between segments that are eliminated in the consolidation process.

Sales and property, plant and equipment, net by geographic region are included elsewhere in the notes to the consolidated financial statements.

Other disclosures relating to the Electrometallurgy Segment

Sales by product line

Sales by product line of the Electrometallurgy Segment is as follows:

	2015	2014	2013
Silicon metal	592,458	596,207	506,041
Manganese alloys	260,371	316,461	343,392
Ferrosilicon	228,830	284,987	294,982
Other silicon based alloys	105,702	103,397	98,399
Silica fume	29,660	31,666	30,164
Other	72,881	84,376	118,711

Total	1,289,902	1,417,094	1,391,689

Information about major customers

Total sales of $524,821, $556,546, and $551,055 were attributable to the Company’s top ten customers in 2015, 2014, and 2013 respectively. No single customer represented more than 10% of the Company’s sales.

Other disclosures relating to the Energy Segment

During 2014 and 2013, the Company experienced several changes to the regulatory framework applicable to electricity production companies in Spain.

Royal Decree-Law 9/2013, of 12 July, adopting urgent measures to guarantee the financial stability of the electricity system, came into force in Spain on July 14, 2013. This Royal Decree-Law abolished the regulatory framework applicable at the time to renewable energies (Royal Decree 661/2007, Royal Decree 1578/2008 and Article 4, additional provision one and section 2 of transitional provision five of Royal Decree-Law 6/2009) and laid the foundations for a new regulatory framework. Pursuant to Royal Decree-Law 9/2013, from the date of entry into force thereof to publication of the provisions required for the new remuneration system to become fully effective, the settlement body will make a payment on account of the computable items earned by the facilities under the special regime, as established in Royal Decree 661/2007, of May 25.

Electricity Industry Law 24/2013, of December 26, was published at 2013 year-end.

This new reform of the Electricity Industry Law aims to establish the electricity industry regulations in order to guarantee the supply of electricity and bring it into line with consumers’ needs in terms of safety, quality, efficiency, objectivity and transparency, and at the lowest cost. The law establishes, inter alia, that the remuneration system for renewable energies, combined heat and power and waste management will be based on the required participation of these facilities in the market, while market revenue, where necessary, will be supplemented with a specific, regulated remuneration so as to ensure that these technologies may compete on an equal footing with the other technologies present in the market. This specific, supplementary remuneration, which shall be received in proportion to the income available from the system, must be sufficient for the facilities to achieve the minimum revenue level required to meet the costs which they, in contrast with conventional technologies, are unable to recover in the market, and also to earn a fair return with regard to each standard facility.

Royal Decree 413/2014, which regulates the production of electricity from renewable energy sources, combined heat and power, and waste, was published on June 6, 2014 as implementing legislation for that already introduced in Law 24/2013 and Royal Decree 9/2013. Subsequently, Ministerial Order IET/1045/2014, of 16 June, approving the remuneration parameters of standard facilities applicable to certain electrical power production from renewable energy sources, combined heat and power and waste, was published on June 20, 2014.

In this regard, it is management’s opinion that the latest changes in relation to the regulatory framework have not had a significant impact on the continuity of operations of the facilities nor, therefore, on the Company’s ability to meet the payment obligations outstanding at the date of these consolidated financial statements. Similarly and in accordance with applicable legislation, “Other current liabilities” in the consolidated statement of financial position includes $6,658 and $7,751 in 2014 and 2013, respectively relating to the surplus payments received and that will be offset with the payments to be received in referred periods. As of December 31, 2015 those surplus received in prior years have been fully offset with payments received during the year.

In Spain, the Company sells all of the power it produces in the wholesale energy market that has been in place in Spain since 1998. Prior to 2013, the Company benefitted from a feed-in tariff support system, pursuant to which the Company was able to sell its energy at a price higher than the market price. However, the new regulatory regime introduced in Spain in 2013 has eliminated the availability of the feed-in tariff support system for most of the Company facilities. The Company has been able to partly mitigate this reduction in prices through the optimization of its power generation such that it operates in peak-price hours, as well as through participation in the “ancillary services” markets whereby the Company agrees to generate power as needed to balance the supply and demand of energy in the markets in which it operates. The Company has considered this new regulation in the impairment test of the energy assets.

7.     Goodwill

Changes in the carrying amount of goodwill during the year ended December 31, are as follows:

	January 1, 2014	Exchange differences	December 31, 2014	Additions (Note 5)	Exchange differences	December 31, 2015
Electrometallurgy Segment
Thaba Chueu Mining (Pty.), Ltd.	3,397	(755)	2,642	—	(1,204)	1,438
Globe Specialty Metals, Inc. (Globe) (see Note 5)	—	—	—	402,491	—	402,491

Total	3,397	(755)	2,642	402,491	(1,204)	403,929

The addition to Goodwill during 2015 is related to the Business Combination with Globe as a result of the purchase price allocation (see Note 5). Due to the timing of the Business Combination, the Goodwill has not yet been allocated to the cash-generating units.

The Company performed its annual goodwill impairment tests as of December 31, 2015 and 2014 in accordance with the requirements of IAS 36, which did not indicate any impairment of goodwill was required. Goodwill resulting from the business combination was reviewed as a part of the overall Globe purchase price allocation, and therefore is not considered to be impaired at December 31, 2015 (see Note 5).

8.     Other intangible assets

Changes in the carrying amount of other intangible assets during the years ended December 31 are as follows:

	Development Expenditures	Power Supply Agreements	Rights of Use	Computer Software	Other Intangible Assets	Accumulated Amortization (Note 24.3)	Impairment (Note 24.5)	Total
Balance at January 1, 2014	42,320	—	25,153	2,391	27,174	(39,434)	(3,860)	53,744
Additions	5,846	—	—	—	2,816	(6,767)	—	1,895
Exchange differences	(5,567)	—	(3,009)	(286)	(990)	4,200	462	(5,190)

Balance at December 31, 2014	42,599	—	22,144	2,105	29,000	(42,001)	(3,398)	50,449
Additions	3,301	—	—	—	7,895	(4,547)	(6,442)	207
Acquisitions through business combinations (Note 5)	—	37,836	—	3,984	1,926	—	—	43,746
Disposals	—	—	—	—	(11,899)	77	—	(11,822)
Transfers (to) other accounts	—	—	—	—	(3,448)	—	—	(3,448)
Exchange differences	(5,364)	—	(2,287)	(208)	(3,945)	3,342	949	(7,513)

Balance at December 31, 2015	40,536	37,836	19,857	5,881	19,529	(43,129)	(8,891)	71,619

All activity and balances for the years ended December 31, 2015 and 2014 relate to the Company’s Electrometallurgy Segment.

Development expenditure additions in 2015 and 2014 primarily relate to the development of the “Silicio Solar” project, undertaken by several subsidiaries. Other intangible asset additions in 2015 and 2014 primarily relate to the accounting of the rights held to emit greenhouse gasses by several Spanish subsidiaries (see Note 4.20).

As a result of the business combination with Globe, the Company acquired a power supply agreement which provides favorable below-market power rates to a United States production facility as well as the computer software system used at all United States subsidiaries.

The Company was granted certain rights of use on various assets that will have to be returned, free of charges, in successive years. The cost of the assets associated with these concessions is depreciated over the shorter of the useful life of the assets and the period for use and it is estimated that the costs, if any, to be incurred when the assets are handed over will not be significant.

Disposals during the year ended December 31, 2015 primarily relate to sales to third parties of certain intangible assets owned by the Chinese subsidiary Ganzi. The Company received approximately $8,100 for the sale of intangible assets, and recorded a loss of $3,350 in (Loss) Gain on disposals of non-current assets in 2015.

Refer to Note 9 (Property, plant and equipment) for discussion of Management’s impairment analysis of long-lived assets and impairments recognized during the year ended December 31, 2015.

9.     Property, plant and equipment

The detail of Property, plant and equipment, net of the related accumulated depreciation and impairment and of the changes therein, in 2015 and 2014 is as follows:

	Land and Buildings	Plant and Machinery	Other Fixtures, Tools and Furniture	Advances and Property, Plant and Equipment in the Course of Construction	Other Items of Property, Plant and Equipment	Accumulated Depreciation (Note 24.3)	Impairment (Note 24.5)	Total
Balance at January 1, 2014	248,736	990,658	4,896	32,391	26,742	(756,580)	—	546,843
Additions	93	2,413	36	38,720	4,120	(65,948)	(399)	(20,965)
Disposals	(58)	(3,182)	(8)	(4,272)	—	7,520	—	—
Transfers from/(to) other accounts	5,657	25,635	421	(31,713)	—	—	—	—
Exchange differences and others	(25,640)	(97,428)	(151)	(3,525)	(1,715)	82,092	35	(46,332)

Balance at December 31, 2014	228,788	918,096	5,194	31,601	29,147	(732,916)	(364)	479,546
Additions	767	2,282	52	58,464	7,386	(55,668)	(45,600)	(32,317)
Acquisitions through business combinations (Note 5)	9,870	544,127	397	15,078	55,939	—	—	625,411
Disposals and other	(4,354)	(1,119)	(105)	—	—	2,034	—	(3,544)
Transfers from/(to) other accounts	5,415	18,676	215	(20,858)	—	—	(9,774)	(6,326)
Exchange differences	(18,024)	(101,865)	(653)	(3,257)	(2,424)	69,981	5,839	(50,403)

Balance at December 31, 2015	222,462	1,380,197	5,100	81,028	90,048	(716,569)	(49,899)	1,012,367

During 2015, the Company tested the long-lived assets for impairment of subsidiaries with uncertain cash flows. The Company announced plans in December 2015 to abandon the development of a silicon metal factory in Quebec, Canada (FerroQuebec) as a result of unfavorable market conditions and management’s decision to optimize production capacity at existing operations. As a result, the Company impaired the long-lived assets and took an impairment charge of $4,707 related to $561 of intangibles assets and $4,146 for Property, plant and equipment.

During 2015, the Company abandoned plans related to the Ganzi project in China to build a silicon metal factory as a result of difficulty in obtaining the necessary permits and unfavorable market conditions. As such, the Company impaired the long-lived assets and took an impairment charge of $9,282, comprised of $4,040 for intangibles assets and $5,242 for Property, plant and equipment.

During 2015, the Company idled its silicon metal production facility located in MangShi, China (MangShi). This decision was made as a result of a global decline in silicon metal demand and pricing. Chinese competitors are importing silicon metal, primarily into Europe, at sales prices lower than MangShi’s cost of production. Therefore, management has determined that until such time as the output of MangShi can profitably compete in the global silicon market the facility should remain idle. Management has initiated plans to market the facility for sale. As the future cash flows are uncertain, management performed an impairment analysis with the assistance of an independent specialist, and determined that the highest and best use of the facility would be to scrap the assets and sell the land along with certain multipurpose buildings. Management used the following assumptions to estimate the impairment on these assets as of December 31, 2015:

•

Land and building: land fair value was estimated based on comparable recent land transaction in the proximity of MangShi. Building replacement cost was estimated based on the cost of new construction in the local market, adjusted for the age and remaining useful life of the Company’s assets.

•

Machinery and equipment: a scrap valuation analysis was used to determine the fair value of machinery and equipment. The impairment was estimated based on the replacement cost of new machinery and equipment less depreciation, marketability (80% in most of the assets) and cost to sell (15%). A 10% increase in cost to sell would increase impairment $670. A 10% increase in marketability would increase impairment in $2,750.

Therefore, the associated long-lived assets were impaired by $36,985 ($773 for Intangibles assets and $36,212 for Property, plant and equipment). The remaining fair value of MangShi’s long-lived assets is $11,306, which depending on the future market conditions, may be subject to further impairment in future periods.

Disposals during the year ended December 31, 2015 relate to the sale to third parties of assets owned by the Chinese subsidiary Ganzi. The amount collected by that subsidiary for the sale to third parties of Property, plant and equipment totaled $3,800, and the Company recognized a gain of $306 recorded in (Loss) gain on disposals of non-current assets.

Property, plant and equipment acquired through the Business Combination with Globe were recorded at fair value in accordance with the purchase price allocation. The carrying amounts of Globe Property, plant and equipment at December 31, 2015 are as follows:

	Carrying Value	Years of Estimated Useful Life
Land and buildings	9,870	23-29
Plant, Machinery and other tangible assets	615,541	12-13	(*)

Total	625,411

(*)	Except Advances and Property, Plant and Equipment in the Course of Construction

The detail, by Segment, of Property, plant and equipment, net of accumulated depreciation, at December 31 is as follows:

	2015
	Land and Buildings	Plant and Machinery	Other Fixtures, Tools and Furniture	Advances and Property, Plant and Equipment in the Course of Construction	Other Items of Property, Plant and Equipment	Accumulated Depreciation	Impairment	Total
Energy Segment	33,446	166,135	74	20,690	—	(141,759)	—	78,586
Electrometallurgy Segment	189,016	1,214,062	5,026	60,338	90,048	(574,810)	(49,899)	933,781

Total	222,462	1,380,197	5,100	81,028	90,048	(716,569)	(49,899)	1,012,367

	2014
	Land and Buildings	Plant and Machinery	Other Fixtures, Tools and Furniture	Advances and Property, Plant and Equipment in the Course of Construction	Other Items of Property, Plant and Equipment	Accumulated Depreciation	Impairment	Total
Energy Segment	37,307	182,556	83	13,067	—	(152,782)	—	80,231
Electrometallurgy Segment	191,481	735,540	5,111	18,534	29,147	(580,134)	(364)	399,315

Total	228,788	918,096	5,194	31,601	29,147	(732,916)	(364)	479,546

Other than those recorded during the year, there is no indication of impairment in the Company’s Property, plant and equipment, as the recoverable amount of the assets is higher than their carrying amount, net of any depreciation.

The Company takes out insurance policies to cover the possible risks to which its Property, plant and equipment are subject and against which claims might be filed in the pursuit of its business activities. These policies are considered to adequately cover the risks to which the related items were subject at December 31, 2015 and 2014.

Property, plant and equipment by geography

The carrying amount of the Company’s property, plant and equipment, by geography, is as follows:

	2015	2014
Energy Segment (Europe – Spain)	78,586	80,231
Electrometallurgy Segment
North America (1)	609,920	—
Europe (2)	158,112	170,658
Rest of World and other subsidiaries	165,749	228,657

Total	1,012,367	479,546
(1)	United States and Canadian Electrometallurgy subsidiaries (composed of facilities and mines).
(2)	Spain and France Electrometallurgy subsidiaries (composed of facilities and mines) excluding mainly R&D and trading companies.

Property, plant and equipment pledged as security

At December 31, 2015 and 2014, the Company has property, plant and equipment of $687,953 and $62,949, respectively, pledged as security for outstanding bank loans and other payables.

Finance leases

Finance leases held by the Company included in Plant and Machinery at December 31 are as follows:

	Life (Years)	Time Elapsed (Years)	Historical Cost (Euros)	Cost ($)	Accumulated Depreciation ($)	Carrying Amount ($)	Interest Payable ($)	Lease Payments Outstanding ($)*
December 31, 2015 Hydroelectrical installations (*)	10	3.6	109,047	118,719	(73,013)	45,706	—	94,390
December 31, 2014 Hydroelectrical installations (*)	10	2.6	109,047	132,394	(77,767)	54,627	—	116,237

(*)	Refer to Note 17 for minimum finance lease payments by year.

These assets will revert back to the Spanish State, free of charges, between 2038 and 2060. The costs incurred at the time of the reversal are not deemed to be significant.

Commitments

At December 31, 2015 and 2014, the Company has capital expenditure commitments totaling $22,600 and $31,550, respectively, primarily related to the addition of 19 MW of annual capacity to existing hydroelectric power plants.

10.     Financial assets

Non-current and current financial assets comprise the following at December 31:

	2015
	Non-Current	Current	Total
Financial assets held with third parties:
Loans and receivables	6,015	—	6,015
Other financial assets	3,657	4,112	7,769

Total	9,672	4,112	13,784

	2014
	Non-Current	Current	Total
Financial assets held with third parties:
Loans and receivables	7,062	237	7,299
Other financial assets	1,298	—	1,298

Total	8,360	237	8,597

Trade and other receivables

Trade and other receivables comprise the following at December 31:

	2015	2014
Trade receivables	220,500	248,916
Trade notes receivable	746	1,375
Unmatured discounted notes and bills	783	6,256
Doubtful trade receivables	11,068	7,220
Tax receivables (1)	34,339	18,816
Employee receivables	187	342
Other receivables	18,699	21,142
Less – Impairment losses on uncollectible trade receivables	(11,068)	(7,220)

Total	275,254	296,847

(1)	“Tax receivables” relates mainly to VAT borne, to be offset or refunded by the tax authorities in the countries in which the Company is located, mainly Spain (FerroAtlántica), Venezuela (FerroVen) and China (MangShi).

The fair value of the balances included under this heading, which are expected to be settled within less than one year, does not differ substantially from their carrying amount and, therefore, these balances have not been adjusted to amortized cost.

The age of the past-due receivables for which no allowance had been recognized is as follows:

	2015	2014
0-90 days	70,849	52,551
90-180 days	8,154	946
180-360 days	253	—

Total	79,256	53,497

Average collection period (days)	65	69

The changes in Impairment losses during 2015 and 2014 were as follows:

Impairment
Balance at January 1, 2014	5,518
Charge for the year	2,646
Reversed	(61)
Exchange differences	(883)

Balance at December 31, 2014	7,220
Charge for the year	5,305
Amount in used	(623)
Exchange differences	(834)

Balance at December 31, 2015	11,068

The Company recognized the related valuation adjustments to cover the risk of possible bad debts that might arise (see Note 24.3).

At December 31, 2015 and 2014, there was no concentration of balances with the same customer representing more than 10% of the amount recognized in the various line items in Trade and other receivables (see Note 6).

Factoring without recourse arrangements

The Company entered into factoring without recourse agreements for trade receivables. There were $99,477 and $64,011 of factored receivables outstanding as of December 31, 2015 and 2014, respectively.

These amounts were derecognized from the consolidated statement of financial position as the directors consider that substantially all the risks and rewards associated with the receivables, as well as control over the receivables, have been transferred, since there are no repurchase agreements between the Company and the banks that have acquired the assets, and the banks may freely dispose of the acquired assets without the Company being able to limit this right in any manner. The Company continues to manage collections of these receivables.

Transfer of financial assets (commercial discounting of accounts receivable)

In trade discount transactions (recourse factoring) carried out by the Company, it is understood that the risks and rewards associated with the discounted receivables have not been transferred, given that if these receivables are not collected on maturity, the bank has the right to claim the unpaid amount from the Company.

In this regard, the Company recognizes the amount receivable under “Trade notes receivable” with a credit to “Bank borrowings – Payables in relation to discounted notes and bills” (see Note 16), until they are collected or settled.

Loans and receivables

Loans and receivables comprise the following at December 31:

	2015		2014
	Non-Current	Current	Non-Current	Current
Loans and receivables from third parties	6,015	—	7,062	237

These receivables primarily relate to payments to local public-sector entities pursuant to local legislation of various subsidiaries, which will be paid back to the subsidiaries or replaced with third-party loans. These accounts are valued at amortized cost.

The planned long-term maturity of these accounts receivable at December 31 is as follows:

	2015
	2017	2018	2019	2020	Other	Total
Receivable from third parties	228	193	187	167	5,240	6,015

	2014
	2016	2017	2018	2019	Other	Total
Receivable from third parties	275	254	215	209	6,109	7,062

11.     Inventories

Inventories comprise the following at December 31:

	2015	2014
Finished industrial goods	238,729	281,368
Raw materials in progress and industrial supplies	148,871	142,970
Other inventories	40,800	20,257
Advances to suppliers	182	137
Less – Write-downs	(3,210)	(5,715)

Total	425,372	439,017

Changes to Write-downs during 2015 and 2014 were as follows:

Write-downs
Balance at January 1, 2014	6,635
Charge for the year	227
Reversals	(365)

Net write-down (Note 24.3)	(138)
Exchange differences	(782)

Balance at December 31, 2014	5,715
Charge for the year	917

Net write-down (Note 24.3)	917
Amount in used	(2,870)
Exchange differences	(552)

Balance at December 31, 2015	3,210

The write-downs in 2015 and 2014 were recognized to adjust the acquisition or production cost to the net realizable value of the inventories.

The Company’s purchase commitments totaled approximately $11,700 at December 31, 2015 and $8,089 at December 31, 2014.

The Company secured insurance policies to sufficiently cover the costs and expenses arising from possible future losses relating to inventories.

At December 31, 2015 and 2014, approximately $166,600 and $59,700, respectively, of inventories are secured as collateral for several outstanding loan agreements.

12.     Other assets

Other non-current and current assets comprise the following at December 31:

	2015			2014
	Non-			Non-
	Current	Current	Total	Current	Current	Total
Guarantees and deposits given	3,680	—	3,680	3,966	—	3,966
Prepayments and accrued income	—	—	—	—	1,336	1,336
Biological assets	13,767	—	13,767	17,024	—	17,024
Other assets	3,168	10,134	13,302	1,672	5,233	6,905

Total	20,615	10,134	30,749	22,662	6,569	29,231

Biological assets includes the forest plantations of the South African subsidiary Silicon Smelters (Pty.), Ltd., which are used for the production of silicon metal. It should be noted that the plantations are measured at fair value less the incremental costs to be incurred until the related products are at the point of sale. The main assumptions used include the number of hectares planted, and the age and average annual growth of the plantations. The changes in value of this asset are recognized in Net (loss) gain due to changes in the value of assets in the consolidated income statement for the year (See Note 24.5).

In particular, the methods and assumptions used in determining the fair value are as follows:

•	The arm’s length price (market price) used by the market for wood of varying ages. It should be noted that Silicon Smelters does not normally use production cost to measure the wood.

•	The wood pulp industry Mean Annual Increment (MAI) index of 15 for gum and 10.5 for pine is used to determine the annual growth rate of the plantations.

•	The density index used to convert cubic meters of wood to metric tons is 0.94 for pine and 1 for wood pulp.

•	Lastly, it should be noted that the foregoing assumptions were applied on a consistent basis in recent years.

Third parties have filed claims against this investee in respect of a portion of these plantations, but it is not possible to assess the financial exposure in this connection. The cost of the plantations that are the subject of claims amounts to $1,604 at December 31, 2015 and $2,160 at December 31, 2014. In this regard, the Company considers the risk of these claims to be remote and, therefore, no provision has been recognized in this connect.

Other current assets at December 31, 2015 includes an insurance receivable for $8,500 for reimbursement for the amount payable to third parties related to the complaint lodged by certain GSM shareholders in connection with the Business Combination (see Note 20—Other Liabilities).

13.     Equity

Share capital

Ferroglobe PLC (formerly known as VeloNewco Limited) was incorporated on February 5, 2015 and issued one ordinary share with a face value of $1.00. The share was issued but uncalled. On October 13, 2015, the Company increased its share capital by £50,000 by issuing 50,000 sterling non-voting redeemable preference shares (the “Non-voting Shares”) as well as 14 ordinary shares with a par value of $1.00. Subsequently on October 13, 2015, the Company consolidated the 15 ordinary shares at a par value of $1.00 to two ordinary shares with a par value of $7.50, for a total amount of $15.00.

On December 23, 2015, the Company acquired all of the issued and outstanding ordinary shares from Grupo Villar Mir, S.A.U., par value €1,000 per share, of Grupo FerroAtlántica, S.A.U. in exchange for 98,078,161 newly-issued Ferroglobe Class A ordinary shares, nominal value $7.50 per share, making Grupo FerroAtlántica, S.A.U. a wholly-owned subsidiary of the Company. The company subsequently redeemed all Non-voting Shares.

Subsequently on December 23, 2015, Gordon Merger Sub, Inc., a wholly owned subsidiary of the Company, merged with Globe Specialty Metals, Inc., and all outstanding shares of GSM common stock, par value $0.0001 per share were converted to the right to receive one newly-issued Ferroglobe ordinary share, nominal value $7.50 per share. The ordinary shares were registered by the Company pursuant to a registration statement on Form F-4, which was declared effective by the SEC on August 11, 2015, and trade on the NASDAQ Global Select Market under the ticker symbol “GSM.”

The Ordinary Shares and the Class A Shares will have the same rights, powers and preferences, and vote together as a single class, except for the right of the holders of Ordinary Shares to receive the net proceeds, if any, of a representations and warranties insurance policy (the “R&W Policy”) to be purchased by the Company in connection with the Business Combination. The R&W Policy insures the Company, for the benefit of the holders of Ordinary Shares, against certain breaches of certain representations and warranties made by Grupo VM and FerroAtlántica in the Business Combination Agreement, subject to the deductibles, caps and other limitations contained in the R&W Policy. Under the Company’s articles of association, the Company would be required to distribute the aggregate net proceeds under the representations and warranties insurance policy, if any, to the holders of the Ordinary Shares. Holders of Class A Shares would not be entitled to participate in these distributions. Globe Shareholders are receiving Ordinary Shares so that Globe Shareholders may receive the benefit of distributions from the net proceeds, if any, of the R&W Policy.

At December 31, 2015 there were 98,078,163 Class A ordinary shares outstanding with a par value of $7.50 and 73,759,990 ordinary shares outstanding with a par value of $7.50, for a total issued and outstanding share capital of $1,288,787.

At December 31, 2015 main shareholders were as follows:

	Number of Shares	Percentage of
Name	Beneficially Owned	Outstanding Shares (1)
Grupo Villar Mir, S.A.U. (1)	98,078,163	57.0%
Adage Capital Partners, L.P. (2)	8,920,075	5.2%
Alan Kestenbaum (3)	8,840,938	5.1%

(1)	Each Class A Ordinary Share held by Grupo VM and its affiliates was converted into one Ordinary Share for purposes of calculating the beneficial ownership percentage.
(2)	Based upon a Schedule 13G filed on February 10, 2016.
(3)	Includes 500,000 vested options and 108,578 unvested restricted shares.

Valuation adjustments

Valuation adjustments comprise the following at December 31:

	2015	2014
Actuarial gains and losses	(11,806)	(12,563)
Hedging instruments and other	(6,629)	(7,721)

Total	(18,435)	(20,283)

Capital management

The Company’s primary objective is to maintain a balanced and sustainable capital structure through the industry’s economic cycles, while keeping the cost of capital at competitive levels so as to fund the Company’s growth. The main sources of financing are as follows:

1.	Cash flows from continuing operations.

2.	Long-term corporate financing through each of the Company’s main subsidiaries in local currencies.

3.	Revolving credit facilities taken out by the Company to provide subsidiaries financing.

Given the complexity of the Venezuelan financial market and the restrictions on capital flows, long-term financing is structured through intercompany loan agreements for Venezuelan subsidiaries.

Management reviews the Company’s capital structure and position using the financial ratios discussed in Note 16 (Bank borrowings), including the leverage ratio, which management deemed adequate at December 31 as follows:

	2015	2014	2013
Consolidated equity	1,294,973	507,677	783,966
Gross financial debt (*)	516,976	523,148	599,809
Cash and cash equivalents	(116,666)	(48,651)	(62,246)

Net financial debt	400,310	474,497	537,563

Net financial debt/Consolidated equity (**)	30.91%	93.46%	68.57%

(*)	Including the carrying amount (fair value) of the hedging derivatives recognized, arranged by several subsidiaries.
(**)	Some bank borrowings require a leverage ratio lower than 100%.

The distribution of the Company’s borrowings between non-current and current is as follows:

	2015		2014		2013
	Balance ($)%		Balance ($)%		Balance ($)%
Non-current gross financial debt	320,993	62	364,287	70	366,061	61
Current gross financial debt	195,983	38	158,861	30	233,748	39

Total gross financial debt	516,976	100	523,148	100	599,809	100

Dividends

Dividends distributed by FerroAtlántica during the year ended December 31, 2015 to its former sole shareholder, Grupo Villar Mir, S.A.U., are as follows:

•

The Board of Directors of FerroAtlántica resolved to distribute dividends on November 27, 2015, December 21, 2015 and December 22, 2015, totaling $15,870, $133, and $5,476, respectively, through cash payments from Reserves on those dates.

Dividends distributed by FerroAtlántica during the year ended December 31, 2014 to its former sole shareholder, Grupo Villar Mir, S.A.U., are as follows:

•

The Board of Directors of FerroAtlántica resolved to distribute dividends on July 25, 2014 and August 5, 2014, totaling $13,440 and $26,676, respectively, through cash payments from Reserves on those dates.

•

The Board of Directors of FerroAtlántica resolved to distribute dividends on December 29, 2014 totaling $127,061 through a charge to Voluntary reserves whereby the dividend payment was effected by offsetting certain collection rights of the sole shareholder that FerroAtlántica had with the sole shareholder.

•

The Board of Directors of FerroAtlántica also resolved to distribute dividends on December 29, 2014 totaling $55,041 through a charge to Interim dividends from 2014 profit. Payment of the dividends was made through the delivery of financial assets amounting to $32,438 to sole shareholder and by cancelling the collection rights of $22,603 of the sole shareholder from FerroAtlántica.

Dividends distributed by FerroAtlántica during the year ended December 31, 2013 to its former sole shareholder, Grupo Villar Mir, S.A.U., are as follows:

•

The Board of Directors of FerroAtlántica resolved to distribute dividends on July 1, 2013 and December 17, 2013 totaling $13,037 and $27,498, respectively, with a charge to Voluntary Reserves, through cash payments of $27,498 and the delivery of financial assets worth $13,037 directly to the sole shareholder.

Non-controlling interests

The changes in Non-controlling interests in the consolidated statements of financial position in 2015 and 2014 were as follows:

	Energy division	Electrometallurgy division	Total
January 1, 2013	1	23,608	23,609

Loss for the year	(5)	(6,396)	(6,401)
Translation differences and other	—	3,579	3,579

December 31, 2013	(4)	20,791	20,787

Loss for the year	(3)	(6,703)	(6,706)
Translation differences and other	—	3,897	3,897

December 31, 2014	(7)	17,985	17,978

Loss for the year	—	(15,204)	(15,204)
Business combinations (See Note 5)	—	144,533	144,533
Translation differences and other	—	(5,484)	(5,484)

December 31, 2015	(7)	141,830	141,823

14.     (Loss) earnings per share

Basic (loss) earnings per ordinary share are calculated by dividing the consolidated (loss) profit for the year attributable to Ferroglobe by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year, if any.

	2015	2014	2013
Basic (loss) earnings per share computation
Numerator:
(Loss) profit attributable to Ferroglobe PLC and Subsidiaries	(43,268)	38,437	28,448
Denominator:
Weighted average basic shares outstanding	99,699,262	98,078,163	98,078,163

Basic (loss) earnings per ordinary share	(0.43)	0.39	0.29

Diluted (loss) earnings per share computation
Numerator:
(Loss) profit attributable to Ferroglobe PLC and Subsidiaries	(43,268)	38,437	28,448
Denominator:
Weighted average basic shares outstanding	99,699,262	98,078,163	98,078,163
Effect of dilutive securities	—	—	—

Weighted average diluted shares outstanding	99,699,262	98,078,163	98,078,163

Diluted (loss) earnings per ordinary share	(0.43)	0.39	0.29

Potential ordinary shares of 107,913 were excluded from the calculation of diluted (loss) earnings per ordinary share in 2015 because their effect would be anti-dilutive due to a net loss position. The Company had no dilutive or anti-dilutive shares in 2014 or 2013.

Due to the exchange in shares outstanding in which the Company acquired all 200,000 of the issued and outstanding ordinary shares from Grupo Villar Mir, S.A.U., of FerroAtlántica in exchange for 98,078,161 newly-issued Ferroglobe Class A ordinary shares in connection with the Business Combination (see Note 13 – Equity), the Company has considered the 98,078,161 newly-issued shares related to FerroAtlántica, as the Predecessor, as the total shares outstanding for the period from January 1, 2015 to December 23, 2015 (date of Business Combination), and for the years 2014 and 2013, for purposes of calculating average number of shares outstanding. As a result, the earnings per share calculations shown in the historical consolidated statements of operations for 2014 and 2013, which reflect the historical results of the Predecessor, have been changed to restate the average number of shares outstanding and resulting basic and diluted earnings per share.

15.     Provisions

Non-current and current “Provisions” comprise the following at December 31:

	2015			2014
	Non-			Non-
	Current	Current	Total	Current	Current	Total
Provision for pensions	58,308	195	58,503	44,927	—	44,927
Environmental provision	2,373	352	2,725	1,043	860	1,903
Provisions for litigation	—	787	787	—	807	807
Provisions for third-party liability	5,323	1,965	7,288	4,316	4,593	8,909
Other provisions	15,849	5,711	21,560	31	89	120

	81,853	9,010	90,863	50,317	6,349	56,666

There were no extraordinary environmental expenses incurred during the years ended December 31, 2015 or 2014, and the Company is not aware of any litigation in progress, claims for compensation or other environmental contingencies not disclosed above.

The changes in the various line items of “Provisions” in 2015 and 2014 were as follows:

	Provision for Pensions	Environmental Provision	Provisions for Litigation in Progress	Provisions for Third-Party Liability	Other Provisions	Total
Balance at January 1, 2014	44,437	1,601	1,303	11,801	1,120	60,262
Charges for the year	5,663	551	—	338	—	6,552
Provisions reversed with a credit to income	—	—	—	(1,718)	—	(1,718)
Amounts used	(3,123)	—	(372)	(240)	(9)	(3,744)
Provision against equity	3,143	—	—	—	—	3,143
Exchange differences and others	(5,193)	(249)	(124)	(1,272)	(991)	(7,829)

Balance at December 31, 2014	44,927	1,903	807	8,909	120	56,666
Charges for the year	5,208	139	331	2,270	4,003	11,951
Provisions reversed with a credit to income	(149)	(55)	(265)	(232)	—	(701)
Incorporation to the scope of consolidation	20,582	978	—	—	17,756	39,316
Amounts used	(2,928)	—	—	(4,356)	(275)	(7,559)
Provision against equity	(756)	—	—	—	—	(756)
Exchange differences and others	(8,381)	(240)	(86)	697	(45)	(8,054)

Balance at December 31, 2015	58,503	2,725	787	7,288	21,560	90,863

The main provisions relating to employee obligations are as follows:

France

These relate to various obligations assumed by FerroPem, S.A.S. with various groups of employees relate to long-service benefits, medical insurance supplements and retirement obligations, all of which are defined benefit obligations, whose changes in 2015 and 2014 were as follows:

	2015	2014
Obligations at beginning of year	30,115	29,682
Current service cost	1,545	1,508
Borrowing costs	531	901
Actuarial differences	(846)	3,548
Benefits paid	(1,016)	(1,598)
Exchange differences	(3,495)	(3,926)

Obligations at end of year	26,834	30,115

At December 31, 2015 and 2014, the effect of a 1% change in the cost of this provision would have resulted in a change to the provision of approximately $1,912 and $2,339, respectively.

The following table reflects the gross benefit payments that are expected to be paid for the benefit plans for the year ended December 31, 2015:

2015
2016	$1,503
2017	1,558
2018	1,278
2019	1,603
2020	1,314
Years 2021-2025	9,121

The subsidiary recognized provisions in this connection based on an actuarial study performed by an independent expert.

South Africa

Defined benefit plans relate to Retirement medical aid obligations and Retirement benefits. Actuarial valuations are performed periodically by independent third parties and in the actuary’s opinion the fund was in a sound financial position. The valuation was based upon the amounts as per the latest valuation report received from third party experts.

Retirement medical aid obligations

The Company provides post-retirement benefits by way of medical aid contributions for employees and/or dependents.

Retirement benefits

It is the policy of the Company to provide retirement benefits to all its employees and therefore membership of the retirement fund is compulsory. The Company has both defined contribution and defined benefit plans. The pension fund obligation is recognized in current provisions as the Company will contribute the difference to the plan assets within the next 12 months.

In this regard, the changes of this provision in 2015 and 2014 were as follows:

	2015	2014
Obligations at beginning of year	9,933	8,851
Current service cost	522	368
Borrowing costs	153	806
Actuarial differences	90	968
Benefits paid	(333)	(170)
Exchange differences	(2,376)	(890)

Obligations at end of year	7,989	9,933

At December 31, 2015 the effect of a 1% change in the cost of the medical aid would have resulted in a change to the provision of approximately $1,763 ($2,460 in 2014).

Plan assets

Plan assets consist of equity instruments. As of December 31, 2015 and 2014 the Plan assets amounted to $2,681 and $3,663, respectively.

The breakdown, in percentage, of the referred equity instruments are as follows:

	2015	2014
Cash	10.15%	13.17%
Equity	39.45%	44.30%
Bond	15.98%	9.93%
Property	2.63%	2.22%
International	28.46%	26.86%
Others	3.33%	3.52%

Total	100.00%	100.00%

Changes in the fair value of plan assets linked to the defined benefit plans in South Africa were as set forth in the following table.

	2015	2014
Fair Value of plan assets at the beginning of the year	3,676	4,329
Interest Income on assets	216	401
Benefits paid	(579)	(790)
Actuarial Gain/(Loss)	69	90
Other	(679)	(354)
Fair Value of plan assets at the end of the year	2,703	3,676
Actual Return on assets	285	445

Venezuela

Benefit Plan

The company FerroVen has pension obligations to all of its employees who, once reaching retirement age, have accumulated at least 15 years of service to the company and receive a Venezuelan Social Security Institute (IVSS) pension. In addition to the pension paid by the IVSS, 80% of the basic salary accrued when the pension benefit is awarded is guaranteed and paid by means of a lifelong monthly pension.

The most recent of the present value of the defined benefit obligation actuarial valuation was determined at December 31, 2015 by independent actuaries. The present value of the obligation for defined benefit cost, the current service cost and past service cost were determined using the projected unit credit method.

In this regards, the changes of this provision in 2015 and 2014 were as follows:

	2015	2014
Obligations at beginning of year	2,565	4,661
Current service cost	613	349
Borrowing costs	3,953	1,572
Actuarial differences	—	—
Benefits paid	(303)	(88)
Exchange differences	(3,739)	(3,929)

Obligations at end of year	3,089	2,565

The following table reflects the gross benefit payments that are expected to be paid for the benefit plans for the year ended December 31, 2015:

2015
2016	93
2017	162
2018	305
2019	444
2020	799
Years 2021-2025	18,803

The summary of the main actuarial assumptions used to calculate the aforementioned obligations is as follows:

	France		South Africa		Venezuela
	2015	2014	2015	2014	2015	2014
Salary increase	1.60%-6.10%	2%-6.5%	8.3%	7.2%	60%	20%
Discount rate	2%	2%	9.5%	8.4%	66.40%	39.39%
Expected inflation rate	1.60%	2%	7.2%	6.20%	60%	35%
Mortality	TGH05/TGF05	TGH05/TGF05	N/A	N/A	UP94	UP94
Retirement age	65	63	63	63	63	63

North America

a. Defined Benefit Retirement and Postretirement Plans

Globe Metallurgical Inc. (GMI) sponsors three non-contributory defined benefit pension plans covering certain employees, which were all frozen in 2003. Core Metals sponsors a non-contributory defined benefit pension plan covering certain employees, which was closed to new participants in April 2009.

Quebec Silicon, sponsors a contributory defined benefit pension plan and postretirement benefit plan for certain employees, based on length of service and remuneration. Post-retirement benefits consist of a group insurance plan covering plan members for life insurance, disability, hospital, medical, and dental benefits. The contributory defined benefit pension plan was closed to new participants in December 2013. On December 27, 2013, the Communications, Energy and Paper Workers Union of Canada (“CEP”) ratified a new collective bargaining agreement, which resulted in a curtailment pertaining to the closure of the postretirement benefit plan for union employees retiring after January 31, 2016. The Company funding policy has been to contribute, as necessary, an amount in excess of the minimum requirements in order to achieve the Company’s long-term funding targets.

Benefit Obligations and Funded Status – The following provides a reconciliation of the benefit obligations, plan assets and funded status of the North American plans as of December 31, 2015:

	USA	Canada
	Pension Plans	Pension Plans	Postretirement Plans	Total
Benefit obligation at December 31, 2015	37,394	20,657	7,304	65,355
Fair value of plan assets at December 31, 2015	(29,427)	(15,346)	—	(44,773)

Provision for Pensions at December 31, 2015	7,967	5,311	7,304	20,582

All North American pension and postretirement plans are underfunded. At December 31, 2015 the accumulated benefit obligation was $58,051 for the defined pension plan and $7,304 for the postretirement plans.

The assumptions used to determine benefit obligations at December 31, 2015 for the North American plans are as follows:

North America – 2015
	USA	Canada
	Pension Plan	Pension Plan	Postretirement Plan
Salary increase	N/A	2.75%-3%	N/A
Discount rate	3.75%-4%	4.15%	4.20%
Expected inflation rate	N/A	N/A	N/A
Mortality	RP-2014 Blue Collar	CPM2014 -Private	CPM2014 -Private
Retirement age	65	60	60

The discount rate used in calculating the present value of our North American pension plan obligations is developed based on the Citigroup Pension Discount Curve for both the GMI plans and Core Metals plan, and the Mercer Yield Curve for Quebec Silicon pension and postretirement benefit plans and the expected cash flows of the benefit payments.

The Company expects to make discretionary contributions of approximately $876 to the defined benefit pension and postretirement plans for the year ending December 31, 2016.

The following reflects the gross benefit payments that are expected to be paid for the benefit plans for the year ended December 31, 2015:

		Non-pension
		Postretirement
	Pension Plans	Plans
2016	$2,894	$195
2017	3,026	213
2018	3,127	221
2019	3,196	227
2020	3,234	228
Years 2021-2025	16,629	1,308

The accumulated non-pension postretirement benefit obligation has been determined by application of the provisions of the Company’s health care and life insurance plans including established maximums, relevant actuarial assumptions and health care cost trend rates projected at 6.0% for 2016 and decreasing to an ultimate rate of 4.3% in fiscal 2033. The effect of a 1% increase in health care cost trend rate on the non-pension postretirement benefit obligation is $1,392. The effect of a 1% decrease in health care cost trend rate on the non-pension postretirement benefit obligation is ($1,087).

b. Other Benefit Plans

The Company administers healthcare benefits for certain retired employees through a separate welfare plan requiring reimbursement from the retirees.

The Company’s subsidiary, GMI, provides two defined contribution plans (401(k) plans) that allow for employee contributions on a pretax basis. The Company agrees to match 25% of participants’ contributions up to a maximum of 6% of compensation. Additionally, subsequent to the acquisition of Core Metals, the Company began sponsoring the Core Metals defined contribution plan. Under the plan the Company may make discretionary payments to salaried and non-union participants in the form of profit sharing and matching funds.

Other benefit plans offered by the Company include a Section 125 cafeteria plan for the pretax payment of healthcare costs and flexible spending arrangements.

Provisions for third-party liability

Provisions for third-party liability relate to current legal claims or obligations arising from past actions that involve a probable outflow of resources that can be reliably estimated. At the date of preparation of these consolidated financial statements, there were no lawsuits in progress the outcome of which could significantly affect the Company’s equity position.

Other provisions

Other provisions relate to current obligations arising from past actions that involve a probable outflow of resources that can be reliably estimated and are not included in the previous sections of this Note to the consolidated financial statements, as “Asset retirement obligations” amounting approximately $12 million (Non-current: $7.3 million and Current: $4.7 million), “retained contingencies acquisition” amounting approximately $5.7 million (Non-current: $5.2 million and Current: $0.5 million) and other provisions and accruals as of the date of the consolidated financial statements.

16.     Bank borrowings

Non-current and current Bank borrowings comprise the following at December 31:

	2015
	Limit	Non-Current Amount Drawn Down	Current Amount Drawn Down	Total
Borrowings to finance investments	153,000	57,278	50,641	107,919
Credit facilities (a)	579,000	154,001	114,089	268,090
Discounted bills and notes	7,000	—	783	783
Other	30,000	12,397	17,041	29,438

Total	769,000	223,676	182,554	406,230

(a)

Includes a Revolving Credit Agreement acquired from the Business Combination. On August 20, 2013, GSM entered into a $300,000 five-year revolving multi-currency credit facility, which includes a $10,000 sublimit for swing line loans and a $25,000 sublimit letter of credit facility. The credit facility refinanced existing debt under the revolving multi-currency credit agreement dated May 31, 2012 and closing costs. The current credit facility provides up to an additional $198,978 of borrowing capacity as of December 31, 2015. At the GSM election, the credit facility may be increased by an amount up to $150,000 in the aggregate; such increase may be in the form of term loans or increases in the revolving credit line, subject to lender commitments and certain conditions as described in the credit agreement. The agreement contains provisions for adding domestic and foreign subsidiaries of the Company as additional borrowers under the credit facility. The agreement terminates on August 20, 2018 and requires no scheduled prepayments before that date. Therefore, the Company classifies borrowings under this credit facility as long-term liabilities.

Interest on borrowings under the multi-currency credit facility is payable, at the Company’s election, at either (a) a base rate (the higher of (i) the U.S. federal funds rate plus 0.50% per annum, (ii) the Administrative Agent’s prime rate or (iii) a Eurocurrency Rate for loans with a one month interest period plus 1.00% per annum plus a margin ranging from 0.50% to 1.50% per annum (such margin determined by reference to the leverage ratio set forth in the credit agreement), or (b) the Eurocurrency Rate plus a margin ranging from 1.50% to 2.50% per annum (such margin determined by reference to the leverage ratio set forth in the credit agreement). Certain commitment fees are also payable under the credit agreement. The credit agreement contains various covenants. They include, among others, a maximum net debt to earnings before income tax, depreciation and amortization ratio and a minimum interest coverage ratio. The credit facility is guaranteed by certain of the Company’s domestic subsidiaries (the “Guarantors”). Borrowings under the credit agreement are collateralized by the assets of the Company and the Guarantors, including certain real property, equipment, accounts receivable, inventory and the stock of certain of the Company’s and the Guarantors’ subsidiaries. The Company was in compliance with its financial loan covenants at December 31, 2015.

At December 31, 2015, there was a $100,000 balance outstanding on the revolving multi-currency credit facility.

	2014
	Limit	Non-Current Amount Drawn Down	Current Amount Drawn Down	Total
Borrowings to finance investments	213,000	115,500	58,290	173,790
Credit facilities	271,000	117,734	72,471	190,205
Discounted bills and notes	41,000	—	7,990	7,990
Other	20,000	11,538	8,476	20,014

Total	545,000	244,772	147,227	391,999

The detail, by currency, of non-current and current bank borrowings, at December 31, are as follows:

	2015
	Limit	Non-Current Amount Drawn Down	Current Amount Drawn Down	Total
Borrowings in euros	319,000	109,056	149,179	258,235
Borrowings in US Dollars (see (a) above)	320,000	100,048	3,080	103,128
Borrowings in other currencies	130,000	14,572	30,295	44,867

Total	769,000	223,676	182,554	406,230

	2014
	Limit	Non-Current Amount Drawn Down	Current Amount Drawn Down	Total
Borrowings in euros	403,000	222,774	83,400	306,174
Borrowings in US Dollars	12,000	—	9,121	9,121
Borrowings in foreign currencies	130,000	21,998	54,706	76,704

Total	545,000	244,772	147,227	391,999

The detail, by Segment, of the Company’s loans and credit facilities at December 31 is as follows:

	2015
	Loans to Finance Investments	Credit Facilities	Discounted Bills and Notes	Other	Total
Electrometallurgy Segment	107,919	268,090	783	29,438	406,230

Total	107,919	268,090	783	29,438	406,230

	2014
	Loans to Finance Investments	Credit Facilities	Discounted Bills and Notes	Other	Total
Energy Segment	1,700	—	—	—	1,700
Electrometallurgy Segment	172,090	190,205	7,990	20,014	390,299

Total	173,790	190,205	7,990	20,014	391,999

The detail, by maturity, of the non-current bank borrowings at December 31 is as follows:

	2015
	2017	2018	2019	2020	Other	Total
Borrowings to finance investments	18,271	20,399	4,536	—	14,072	57,278
Credit facilities	17,194	136,807	—	—	—	154,001
Other	1,502	998	998	998	7,901	12,397

Total	36,967	158,204	5,534	998	21,973	223,676

	2014
	2016	2017	2018	2019	Other	Total
Borrowings to finance investments	49,516	21,837	23,866	5,087	15,194	115,500
Credit facilities	65,528	—	52,206	—	—	117,734
Other	1,124	543	2,973	554	6,344	11,538

Total	116,168	22,380	79,045	5,641	21,538	244,772

The average interest rate on the Company’s financial borrowings during 2015, until the date of the Business Combination Globe, was 5.44%. The average interest rate on the Company’s financial borrowings during 2014 was 5.07%.

Borrowings to finance investments

Borrowings to finance investments includes bank borrowings, secured by in real guarantee, arranged to finance investments in non-current assets, including most following at December 31:

	2015
Purpose	Maturity	Limit	Non-Current	Current	Total
Corporate finance (1)	2016	21,000	-	20,616	20,616
Sundry investments in South Africa (2)	2018	16,000	-	13,549	13,549
Sundry investments in South Africa	2026	36,000	6,772	3,472	10,244
Syndicated financing for sundry investments in France (3)	2018	42,000	16,935	8,468	25,403
Investments in Mangshi plant (4)	2019	18,000	13,609	4,536	18,145
Acquisition of SamQuarz (Pty.), Ltd. (5)	2018	6,000	5,890	-	5,890
Corporate investment financing	2021	14,000	14,072	-	14,073

		153,000	57,278	50,641	107,919

	2014
Purpose	Maturity	Limit	Non-Current	Current	Total
Corporate finance (1)	2016	63,000	22,990	14,005	36,995
Sundry investments in South Africa (2)	2018	17,000	14,060	3,244	17,304
Sundry investments in South Africa	2016	22,000	-	14,706	14,706
Syndicated financing for sundry investments (3)	2018	42,000	27,417	9,128	36,545
Investments in Mangshi plant (4)	2019	25,000	20,234	5,059	25,293
Acquisition of SamQuarz (Pty.), Ltd. (5)	2018	9,000	7,939	822	8,761
Corporate investment financing	2015	8,000	-	8,623	8,623
Corporate investment financing	2016	6,000	6,071	-	6,071
Corporate investment financing	2021	15,000	15,067	-	15,067
		6,000	1,722	2,703	4,425

		213,000	115,500	58,290	173,790

Main bank borrowings agreements include conditions relating to the achievement of certain financial and equity ratios associated with the separate financial statements of each company that is a party thereto.

With regard to the syndicated loan (1), on November 29, 2012, the Company refinanced its debt by arranging a loan amounting to €34,000 and two syndicated credit facilities. The first syndicated credit facility related to a revolving credit line amounting to €38,000 and the second to an investment credit amounting to €35,000 thousand. At December 31, 2015 and 2014, €8,500 and €17,000, respectively, had been drawn down on the loan, without taking into account the expenses inherent to the arrangement thereof. At December 31, 2015 and 2014, €10,437 and €14,030, respectively, of the credit facility associated with the financing of investments and €38,000 and €18,000, respectively, of the revolving credit facility recognized under “Credit facilities” had been drawn down, which are classified as current liabilities. The aforementioned syndicated loan and syndicated credit facility include conditions tied to the achievement of certain economic and equity ratios associated with the subsidiary’s financial statements. These ratios had been achieved at the end of 2015.

The loan granted to the subsidiary Silicon Smelters (Pty.) Ltd. (2) was refinanced by Standard Bank (South Africa) on February 8, 2013 for a maximum amount of ZAR 615 million; this limit relates to a loan for investments amounting to ZAR 315 million, a revolving credit facility of ZAR 250 million, also for investments, and a credit facility for a maximum amount of ZAR 50 million. These borrowings mature at five years from the execution of the refinancing, bear interest at a market rate for ZAR loans granted by South African banks and are subject to the achievement of certain financial ratios. The original loan granted to this subsidiary, which was still in force at December 31, 2015, included conditions relating to the achievement of financial ratios, which had been met at year-end.

With regard to (3), on August 1, 2013, the subsidiary FerroPem, S.A.S arranged, for a total of €80,000, a loan amounting to €35,000 and two syndicated credit facilities. The first syndicated credit facility related to a revolving credit line amounting to €30,000, reduced in 2015 to €20,000, and the second to the financing of the subsidiary’s stock amounting at December 31, 2015 to €25,000 (€15,000 in 2014). At December 31, 2015, €23,333 had been drawn down (€30,100 in 2014), which were classified as current and non-current items in accordance with the maturities established in the repayment schedule, as shown in the foregoing table. At December 31, 2014, €14,375 (€14,498 in 2014) of the credit facility associated with the financing of stocks and €19,465 (€30,000 in 2014) of the revolving credit facility recognized under “Credit facilities” had been drawn down, which are classified as current liabilities. The aforementioned syndicated loan and syndicated credit facility include conditions tied to the achievement of certain economic and equity ratios associated with the subsidiary’s financial statements. These ratios had been achieved at the end of 2015. In relation to the revolving credit facility, the subsidiary, following law D’Ailly, has provided invoices amounting to €23 million (€36 million as of December 31, 2014).

The loan to finance investments (4) granted by Compañía Española de Financiación de Desarrollo, S.A. (COFIDES) to the subsidiary MangShi Sinice Silicon Industry Company, Ltd., was originally of €25,000 thousand, includes conditions relating to the achievement of certain financial ratios associated with the subsidiary’s financial statements and also with the Company’s consolidated financial statements, that had not been achieved as of year-end. However, a waiver was received from such financial institution prior to year-end.

Lastly, on June 30, 2013, the subsidiary Thaba Chueu Mining (Pty.), Ltd. entered into a financing agreement (5) with Standard Bank (South Africa), with a limit of ZAR 195 million, for the acquisition of the subsidiary SamQuarz (Pty.), Ltd. This loan matures at six years, with the first repayment due 20 months after the agreement execution date. The loan bears interest at a market rate for ZAR loans granted by South African banks. This loan includes conditions relating to the achievement of certain financial ratios associated with the subsidiary’s financial statements and also with the Company’s consolidated financial statements, that had not been achieved as of year-end. However, a waiver was received from such financial institution prior to year-end.

17.     Leases

Obligations under finance leases

Non-current and current obligations under finance leases comprise the following at December 31:

	2015			2014
	Non-			Non-
	Current	Current	Total	Current	Current	Total
Hydroelectrical installations (including power lines and concessions)	84,055	10,335	94,390	105,262	10,975	116,237
Other finance leases	5,713	3,094	8,807	3,786	659	4,445

	89,768	13,429	103,197	109,048	11,634	120,682

The detail, by maturity, of the non-current payment obligations under finance leases is as follows:

	2017	2018	2019	2020	Other	Total
Hydroelectrical installations	11,096	11,602	12,130	12,683	36,544	84,055
Other finance leases	2,459	1,685	461	446	662	5,713

	13,555	13,287	12,591	13,129	37,206	89,768

The most significant finance lease relates to the Company’s rights to use certain hydroelectrical installations.

This lease expires in 2022, ten years from the date on which it was entered into. Moreover, this lease bears interest at a market rate and the Company has entered into hedges (“IRSs”) on the unaccrued interest on this lease (see Note 18).

The minimum lease payments on hydroelectrical installation finance leases at December 31 are as follows:

Minimum Finance Lease Payments	2015	2014
Within one year	10,335	10,975
Between one and five years	47,511	49,670
After five years	36,544	55,592

Total	94,390	116,237

Operating leases

The Company also enters into operating leases, the most significant of which relates to the Company’s office leases. Expenses associated with operating leases are recorded in Other Operating Expenses in the Consolidated income statement, and the minimum lease payments on operating leases at December 31 are as follows:

Minimum Operating Lease Payments	2015	2014
Within one year	2,067	1,507
Between one and five years	8,412	6,028
After five years	11,033	6,028

Total	21,512	13,563

18.     Other financial liabilities

Interest rate swaps

Other financial liabilities are solely comprised of interest rate swaps, which hedge the risk of changes in interest rates on certain non-current and current obligations. At December 31, 2015, the non-current and current portion of other financial liabilities is $7,549 and $0, respectively. At December 31, 2014, the non-current and current portion of other financial liabilities is $10,467 and $0, respectively.

The following interest rate swaps were outstanding at December 31:

	2015
Purpose	Nominal Amount	Maturity	Fixed Interest Rate	Reference Floating Interest Rate	Market Value
Lease of hydroelectrical installations	130,644	2022	2.05%	6-month Euribor	(6,363)
Financing for investments in Chinese subsidiaries	27,218	2019	2.81%	6-month Euribor	(1,150)
Other Financing					(36)

					(7,549)

	2014
Purpose	Nominal Amount	Maturity	Fixed Interest Rate	Reference Floating Interest Rate	Market Value
Lease of hydroelectrical installations	116,237	2022	2.05%	6-month Euribor	(8,546)
Financing for investments in Chinese subsidiaries	25,293	2019	2.81%	6-month Euribor	(1,801)
Other Financing					(120)

					(10,467)

Foreign currency swaps (forwards)

The Company has arranged forward foreign currency purchase and sale transactions during 2015 with various banks in the amount of $18,535, and $28,679 and ZAR 371,973 ($5,298 and $58,163 in 2014). At December 31, 2015 and 2014, the fair value of these forwards was not significant.

Estimate of fair value

Assets and liabilities measured at fair value, based on the hierarchy levels mentioned in Note 4.5, at December 31 are as follows:

	2015
	Total	Level 1	Level 2	Level 3
Non-current non-financial assets:
Biological Assets (see Note 12)	13,767	—	—	13,767
Financial liabilities:
Other financial liabilities – derivatives	7,549	—	7,549	—

	2014
	Total	Level 1	Level 2	Level 3
Non-current non-financial assets:
Investment property	471	—	—	471
Biological Assets (see Note 12)	17,024	—	—	17,024
Financial liabilities:
Other financial liabilities – derivatives	10,467	—	10,467	—

The changes in 2015 and 2014 in “assets and liabilities measured at fair value” classified in Level 3 were as follows:

Level 3 Balance
January 1, 2014	14,326

Profit for the year (revaluation)	4,352
Translation differences and other	(1,183)

December 31, 2014	17,495

Profit for the year (revaluation)	1,336
Translation differences and other	(5,064)

December 31, 2015	13,767

19.     Trade and other payables

Trade and other payables compose the following at December 31:

	2015	2014
Payable to suppliers	143,390	147,243
Trade notes and bills payable	3,683	8,543

Total	147,073	155,786

The detail, by Segment, of Trade and other payables at December 31 is as follows:

	2015			2014
	Payable to Suppliers	Trade Notes and Bills Payable	Total	Payable to Suppliers	Trade Notes and Bills Payable	Total
Energy Segment	2,253	16	2,269	5,474	2,372	7,846
Electrometallurgy Segment	141,137	3,667	144,804	141,769	6,171	147,940

Total	143,390	3,683	147,073	147,243	8,543	155,786

20.     Other liabilities

Other non-current and current liabilities comprise the following at December 31:

	2015			2014
	Non-			Non-
	Current	Current	Total	Current	Current	Total
Payable to non-current asset suppliers	—	1,993	1,993	—	970	970
Guarantees and deposits	35	—	35	38	—	38
Remuneration payable	—	37,141	37,141	—	27,719	27,719
Tax payables	—	15,598	15,598	—	18,152	18,152
Other liabilities	4,482	67,176	71,658	35	19,933	19,968

	4,517	121,908	126,425	73	66,774	66,847

Tax payables

Tax payables comprise the following at December 31:

	2015			2014
	Non- Current	Current	Total	Non- Current	Current	Total
VAT	—	464	464	—	1,984	1,984
Accrued social security taxes payable	—	6,605	6,605	—	6,757	6,757
Personal income tax withholdings payable	—	909	909	—	1,178	1,178
Other	—	7,620	7,620	—	8,233	8,233

	—	15,598	15,598	—	18,152	18,152

Other liabilities

Other current liabilities include the $32,500 accrual for a shareholder settlement, as well as $10,000 accrued for Plaintiff legal fees as ordered by the Court, in relation to litigation related to the Business Combination. $8,500 of the Plaintiff legal fees are recoverable by insurance and are recorded as a receivable in Other current assets (see Note 12).

Share-Based compensation

On December 23, 2015, Globe Specialty Metals (GSM) completed its business combination with Grupo FerroAtlántica under the new combined Company of Ferroglobe. Prior to the business combination, shares of Globe Specialty Metals common stock were registered pursuant to Section 12(b) of the Exchange Act and listed on NASDAQ. As a result of the business combination (see Note 5), each share of Globe common stock was converted into the right to receive one Ferroglobe ordinary share. The shares of Globe common stock were suspended from trading on NASDAQ effective as of the opening of trading on December 24, 2015. Ferroglobe ordinary shares were approved for listing on The NASDAQ Global Market. At the effective time of the business combination, GSM stock and stock-based awards were replaced with stock and stock-based awards of Ferroglobe in a one to one exchange.

a. Stock plan

There were no options granted or exercised from the date of the business combination through December 31, 2015.

A summary of options outstanding as of December 31, 2015:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
Outstanding as of December 31, 2015	1,310,666	$16.80	1.64	$570

The Company estimates the fair value of stock options using the Black-Scholes option pricing model. The following assumptions were used to estimate the fair value of Ferroglobe stock option replacement awards issued on the date of the business combination. No other stock options were granted from the date of the business combination through December 31, 2015:

2015
Risk-free interest rate	1.33 to 1.53%
Expected dividend yield	2.98%
Expected volatility	35.07 to 37.23%
Expected term (years)	3.00 to 5.00

The risk-free interest rate is based on the yield of zero coupon U.S. Treasury bonds with terms similar to the expected term of the options. The expected dividend yield is estimated over the expected life of the options based on our historical annual dividend activity. Volatility reflects movements in our stock price over the most recent historical period equivalent to the expected life of the options. The expected forfeiture rate is zero as anticipated forfeitures are estimated to be minimal based on historical data. The expected term is the average of the vesting period and contractual term.

As of December 31, 2015 there are total vested options of 1,173,414 and 137,252 unvested options outstanding.

From the date of the business combination through December 31, 2015, share-based compensation expense related to stock options was $1. The expense is reported within Staff costs in the consolidated income statement.

b. Executive bonus plan

In addition to share-based awards issued under the 2006 GSM Stock Plan, the Company also issued restricted stock units under the Company’s Executive Bonus Plan. The fair value of restricted stock units is based on quoted market prices of the Company’s stock at the end of each reporting period. These restricted stock units proportionally vest over three years, but are not delivered until the end of the third year. The Company will settle these awards by cash transfer, based on the Company’s stock price on the date of transfer. From the date of the business combination through December 31, 2015, no restricted stock units were granted and no restricted options were exercised. As of December 31, 2015, there were 517,367 restricted stock units were outstanding.

From the date of the business acquisition through December 31, 2015, share-based compensation expense for these restricted stock units was $39 ($23 after tax). The expense is reported within Staff costs in the consolidated income statement. Of the $2,739 liability associated with these restricted stock units at December 31, 2015, $57 is included in Other current liabilities and $2,682 is included in Other non-current liabilities.

c. Stock appreciation rights

The Company issues cash-settled stock appreciation rights as an additional form of incentivized bonus. Stock appreciation rights vest and become exercisable in one-third increments over three years. The Company settles all awards by cash transfer, based on the difference between the Company’s stock price on the date of exercise and the date of grant. The Company estimates the fair value of stock appreciation rights using the Black-Scholes option pricing model. From the date of the business combination through December 31, 2015, there were no stock appreciation rights issued and no stock appreciation rights exercised. As of December 31, 2015, there were 1,591,489 stock appreciation rights outstanding.

From the date of the business combination through December 31, 2015, pre-tax compensation expense for these stock appreciation rights was $27 ($16 after tax). The expense is reported within “staff costs” in the consolidated income statement. Of the $1,260 liability associated with these stock appreciation rights at December 31, 2015, $991 is included in current liabilities and $269 is included in other non-current liabilities.

d. Unearned compensation expense

As of December 31, 2015, the Company has no unearned pre-tax compensation expense related to non-vested liability classified stock options as all awards were fully vested. Unearned compensation expense represents the minimum expense to be recognized over the grant date vesting terms or earlier as a result of accelerated expense recognition due to remeasurement of compensation cost for liability classified awards. Future expense may exceed the unearned compensation expense in the future due to the remeasurement of liability classified awards. As of December 31, 2015, the Company has unearned pre-tax compensation expense of $35 and $585 related to non-vested equity classified stock options and restricted stock grants, which will be recognized over a weighted average term of 1.31 and 4.90 years, respectively.

21.     Tax matters

The components of current and deferred income tax expense (benefit) are as follows:

	2015	2014
Current income tax expense	42,544	37,906
Deferred income tax expense	7,398	24,300
Prior year Income tax and other	—	(2,499)

Total	49,942	59,707

The following is a reconciliation of the Spanish statutory income tax rate to our effective tax rate for the years ended December 31, 2015, and 2014:

	2015	2014
Profit before taxes	(8,530)	91,438
Spain statutory tax rate	28%	30%

Corporate income tax at statutory rate	(2,388)	27,431
Foreign rate differential	4,859	(745)
Permanent differences	(4,799)	(1,319)
Incentives and deductions	(2,938)	(2,820)
Spain tax rate change	—	(3,029)
Foreign non-deductible loss	35,754	4,645
Other non-taxable income/(expense)	19,454	35,544

Income tax expense	49,942	59,707

Effective tax rate	(585%)	65%

The functional currency of the subsidiary FerroAtlántica de Venezuela, S.A. is the U.S. dollar (see Note 4.13). In 2015 and 2014, the carrying amount of its non-current assets and inventories was similar to that of previous years, while the tax value of these items decreased as a result of the currency devaluation. The difference between the carrying amounts and the tax values of the related deferred tax assets and liabilities results in income tax of $16,877 and $36,268. This impact is included in Other non-taxable income/(expense).

A tax benefit of $3,029 was recorded in 2014 due to a reduction in the Spanish statutory tax rate.

Foreign non-deductible loss reflects the impact of excluding the benefit from certain jurisdictional pre-tax losses as the tax credit carryforward may not be recoverable.

Deferred taxes

The changes in deferred tax assets and liabilities in 2015 and 2014 were as follows:

	Deferred Tax Assets	Deferred Tax Liabilities
Balance at December 31, 2013	46,998	55,110
Increases	9,525	4,581
Decreases	(32,245)	(11,608)
Exchange differences	(3,672)	1,548

Balance at December 31, 2014	20,606	49,631
Increases	1,080	9,542
Business combination (Note 5)	20,022	155,335
Decreases	(3,527)	(10,692)
Exchange differences	(2,083)	2,832

Balance at December 31, 2015	36,098	206,648

Significant components of the Company’s deferred tax assets and liabilities at December 31, 2015 and 2014 consist of the following:

	2015	2014
Deferred tax assets:
Non-current assets	14,451	5,382
Provisions	14,819	7,019
Depreciation and amortization charge	2,580	3,202
Hedging instruments	1,762	3,140
Tax losses, incentives, reductions and credits carryforwards	2,404	1,045
Other	82	818

Total	36,098	20,606

Deferred tax liabilities:
Non-current assets	54,943	29,220
Provisions	—	2,943
Depreciation and amortization charge	141,343	8,268
Inventories	6,966	8,365
Other	3,396	835

Total	206,648	49,631

Under current legislation, tax returns cannot be deemed final until they have been audited by the tax authorities or until the statute-of-limitations has expired. The number of open tax years subject to examination varies depending on the tax jurisdiction. In general, the Company has the last four years open to review.

In 2015, the Spanish tax authorities notified the Company of an income tax audit of various Spanish subsidiaries for 2010, 2011 and 2012. Additionally, in 2015 the French tax authorities notified the Company of an income tax audit of various French subsidiaries for 2012, 2013 and 2014. The criteria that the tax authorities might adopt in relation to the years open for review could give rise to tax liabilities which cannot be quantified. The Company believes any liabilities resulting from the Spanish and French tax audits should not be material.

22.     Related party transactions and balances

At December 31, 2013 the Company had long-term loans granted to Grupo Villar Mir, S.A.U. related mainly to renewable cash loans earning interest at a market rate and maturing at long term. These loans were offset as part of the dividend distributed on December 29, 2014 (see Note 13).

Current balances with related parties

Current balances with related parties at December 31 are as follows:

	2015
	Receivables	Payables
Current receivables from and payables to related parties:
Inmobiliaria Espacio, S.A.	8,383	447
Marco International	132	1,678
Enérgya VM Generación, S.L.	2,376	—
Villar Mir Energía, S.L. (Sole-Shareholder Company)	36	5,702
Other related parties	23	—

	10,950	7,827

	2014
	Receivables	Payables
Current receivables from and payables to related parties:
Grupo Villar Mir, S.A. (Sole-Shareholder Company)	1,654	5,131
Inmobiliaria Espacio, S.A.	282	1,125
Enérgya VM Generación, S.L.	5,402	125
Villar Mir Energía, S.L. (Sole-Shareholder Company)	4,391	13,929
Other related parties	—	95

	11,729	20,405

The short-term loans granted by related parties to Grupo Villar Mir, S.A. (Sole-Shareholder Company) relate mainly to renewable cash loans earning interest at a market rate and maturing at short term.

The loans granted to Inmobiliaria Espacio, S.A. relate mainly, on the one hand, to the balances payable arising from the consolidated income tax returns filed by several related parties as part of the consolidated tax group headed by Inmobiliaria Espacio, S.A. while Grupo FerroAtlántica was part of that.

A current member of the board of directors is affiliated with Marco International, from which the Company purchases certain raw materials and to whom the Company sells silicon-based alloys.

The balances with the other related parties arose as a result of the commercial transactions performed with them (see explanation of main transactions below).

Transactions with related parties and other related parties

Transactions with related parties in 2015, 2014 and 2013 are as follows:

	2015
	Sales and Operating Income	Cost of Sales	Other Operating Expenses	Finance Income (Note 24.4)
Inmobiliaria Espacio, S.A.	—	—	3	170
Grupo Villar Mir, S.A.U.	—	—	—	255
Torre Espacio Castellana, S.A.U.	—	—	1,138	—
Villar Mir Energía, S.L.U.	66	85,511	4,850	—
Espacio Information Technology, S.A.U.	—	—	2,581	—
Enérgya VM Generación, S.L.	28,881	306	86	—
Marco International	—	360	—	—
Other related parties	1	—	70	—

Total	28,948	86,177	8,728	425

	2014
	Sales and Operating Income	Cost of Sales	Other Operating Expenses	Finance Income (Note 24.4)
Inmobiliaria Espacio, S.A.	—	—	—	2,146
Grupo Villar Mir, S.A.U.	—	—	—	1,617
Torre Espacio Castellana, S.A.U.	—	—	1,511	—
Villar Mir Energía, S.L.U.	61	87,033	7,794	—
Espacio Information Technology, S.A.U.	—	—	2,928	—
Enérgya VM Generación, S.L.	42,524	1,234	667	—
Other related parties	36	—	183	—

Total	42,621	88,267	13,083	3,763

	2013
	Sales and Operating Income	Cost of Sales	Other Operating Expenses	Finance Income (Note 24.4)
Inmobiliaria Espacio, S.A.	—	—	—	1,732
Torre Espacio Castellana, S.A.U.	—	—	1,507	—
Villar Mir Energía, S.L.U.	70	86,414	12,555	—
Espacio Information Technology, S.A.U.	—	—	2,950	—
Enérgya VM Generación, S.L.	32,678	1,667	1,970	—
Other related parties	56	7	68	9

Total	32,804	88,088	19,050	1,741

“Cost of sales” of the related parties vis-à-vis Villar Mir Energía, S.L. (Sole-Shareholder Company) relates to the purchase of energy from the latter by the Company’s Electrometallurgy Segment.

“Sales” relates to energy generated and sold to Enérgya VM Generación, S.L. at market prices.

“Other operating expenses” relates to service fees paid to Villar Mir Energia, S.L.U. for managing and supervising the day-to-day operations of Company hydroelectric facilities in Spain.

23.     Guarantee commitments to third parties and other contingent assets and liabilities

Guarantee commitments to third parties and contingent liabilities

At December 31, 2015, the Company had provided the following guarantees for its subsidiaries:

•	Guarantee to several financial institutions in connection with the credit facilities arranged by the subsidiary MangShi Sinice Silicon Industry Company Limited for a total of $31,020.

•	Guarantee to standard bank of South Africa in connection with the borrowing to finance investment arranged by the subsidiary Thaba Chueu Mining (Pty.), Ltd. for a total of $5,767.

In addition to the foregoing, at December 31, 2015, 2014 and 2013 the subsidiary FerroAtlántica, S.A. (Sole-Shareholder Company) had provided guarantees for $14,105, $4,565 and $2,260, respectively.

At December 31, 2015, 2014 and 2013, Hidro Nitro Española, S.A. had provided third-party guarantees amounting to $7,190, $3,946 and $4,940, respectively.

At December 31, 2015, 2014 and 2013 Cuarzos Industriales, S.A. had provided third-party guarantees for other companies amounting to approximately $1,303, $1,453, and $1,671, respectively.

At December 31, 2015, 2014 and 2013, Silicon Smelters (Pty.) Ltd. had provided third-party guarantees amounting to approximately $2,894, $2,160 and $2,713 , respectively.

No other subsidiaries have provided any material guarantees to third parties.

Management believes that any unforeseen liabilities at December 31, 2015 that might arise from the guarantees given would not be material.

Contingent assets

In 2008, the Company made an investment in a Joint Venture in order to obtain certain operating rights in Brazil. However an arbitration process was launched in 2009, claiming the reimbursement of the total amount invested. In 2010, the seller filed an appeal which temporarily suspended the arbitration proceedings. In 2013, the Brazilian arbitration authorities resumed the arbitration proceedings and a hearing was held in April 2015, from which the Company is awaiting a ruling from the Arbitration Court. The Company expects a ruling within the next fiscal year.

Considering the conditions under which the investment recovery process is being carried out and the uncertainty as to the amount that will be recovered, due to the likely insolvency of the other party, and the doubts concerning when the amounts relating to the investment will be reimbursed, the Company recognized an impairment loss on the carrying amount of these financial assets at that date, which was written down in full. The amount claimed from the other party is $22,000 less the necessary costs incurred (with a limit of $5,000). At December 31, 2015, the Company considered that these factors casting doubt on the recoverability of the investment still prevailed and, therefore, they considered it reasonable to maintain the carrying amount of the aforementioned investment at zero; however, the aforementioned process will continue for the purpose of recovering as much as possible of the total amount invested.

24.     Income and expenses

24.1 Sales

Sales by segment for the years ended December 31 are as follows:

	2015	2014	2013
Energy Segment	26,704	49,224	72,196
Electrometallurgy Segment	1,289,886	1,417,080	1,391,682

Total	1,316,590	1,466,304	1,463,878

Sales by geographical area for the years ended December 31 are as follows:

	2015		2014		2013
	Energy	Electrometallurgy	Energy	Electrometallurgy	Energy	Electrometallurgy
Spain	26,704	194,854	49,224	257,039	72,196	247,796
Germany	—	230,996	—	238,576	—	253,773
Italy	—	120,016	—	146,166	—	111,826
Other EU Countries	—	314,078	—	302,214	—	285,936
USA	—	208,412	—	201,317	—	165,813
Rest of World	—	221,530	—	271,768	—	326,538

Total	26,704	1,289,886	49,224	1,417,080	72,196	1,391,682

24.2 Staff costs

Staff costs are comprised of the following for the years ended December 31:

	2015	2014	2013
Wages, salaries and similar expenses	133,868	152,731	140,596
Pension plan contributions	8,986	12,349	9,415
Employee benefit costs	63,015	52,963	67,516

Total	205,869	218,043	217,527

24.3 Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs are comprised of the following for the years ended December 31:

	2015	2014	2013
Amortization of intangible assets (Note 8)	4,547	6,767	6,548
Depreciation of property, plant and equipment (Note 9)	55,668	65,948	70,089
Change in impairment losses on uncollectible trade receivables (Note 10)	5,305	2,585	(170)
Change in inventory write-downs (Note 11)	917	(138)	137
Other	613	(410)	2,499

Total	67,050	74,752	79,103

24.4 Finance income and finance costs

Finance income is comprised of the following for the years ended December 31:

	2015	2014	2013
Dividends from Obrascón Huarte Laín, S.A.	—	—	634
Finance income of related parties (Note 22)	425	3,763	1,741
Other finance income	671	1,008	483

Total	1,096	4,771	2,858

Finance costs are comprised of the following for the years ended December 31:

	2015	2014	2013
Interest on loans and credit facilities	15,296	19,454	25,998
Interest on note and bill discounting	1,697	2,274	3,342
Interest on finance leases	3,656	5,993	5,557
Interest on interest rate swaps	2,618	2,195	4,418
Other	7,138	7,189	7,910

Total	30,405	37,105	47,225

Lastly, Exchange differences during the year ended December 31, 2015 are primarily due to the effect of the devaluation of the foreign exchange of VEF/USD in 2015 amounting $22,306, and the appreciation of the EUR/USD amounting $7,961, the EUR/ZAR amounting $2,498 and EUR/CNY amounting $2,406 and other “exchange differences” amounting $732.

24.5 Impairment losses and net (loss) gain due to changes in the value of assets

Impairment losses and Net (loss) gain due to changes in the value of assets are comprised of the following for the years ended December 31:

	2015	2014	2013
Impairment losses
Impairment of intangible assets (Note 8)	6,442	—	1,061
Impairment of property, plant and equipment (Note 9)	45,600	399	—

Total	52,042	399	1,061

Net (loss) gain due to changes in the value of assets
Biological assets change in value	(1,336)	(4,352)	(3,331)
Financial investment gains /losses	2,248	3,467	(3,820)
Other value losses	—	10,357	676

Total	912	9,472	(6,475)

Impairment losses were primarily recorded against assets in the electrometallurgy segment (see Note 8 and 9).

Net (loss) gains due to changes in the value of assets were primarily recorded against assets in the electrometallurgy segment.

24.6 (Loss) gain on disposal of non-current assets

(Loss) gain on disposal of non-current assets is comprised of the following for the years ended December 31:

	2015	2014	2013
Loss on disposal of Intangible assets	3,350	—	—
Gain on disposal of Property, plant and equipment	(1,773)	(555)	(448)
Loss on disposal of Property, plant and equipment	637	—	—

Total	2,214	(555)	(448)

Loss on disposal of Intangible assets resulted from the sale of Ganzi’s intangible assets as discussed in Note 8, which is within the electrometallurgy segment. Loss (gain) on the disposal of Property, plant and equipment were primarily recorded against assets in the electrometallurgy segment, as discussed in Note 9.

24.7 Other loss

Other loss during the year ended December 31, 2013 resulted from a lawsuit settlement.

25.     Remuneration and other benefits paid to key management personnel

Remuneration and other benefits paid to key management personnel during the years ended December 31 is as follows:

	2015	2014	2013
Fixed remuneration	2,054	1,283	1,122
Variable remuneration	1,658	377	354
Contributions to pension plans and insurance policies	152	46	38
Other remuneration	45	34	14

Total	3,909	1,740	1,528

No loans, advances or termination benefits have been granted to key management personnel.

26.     Financial risk management policy

The Company’s activities are carried out through its operating segments and are exposed to several financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Company’s management model aims to minimize the potential adverse impact of such risks upon the Company’s financial performance. Risk is managed by the Company’s Corporate Finance Department, which is responsible for identifying and evaluating financial risks in conjunction with the Company’s operating segments, quantifying them by project, region and subsidiary. Management provides written policies for global risk management, as well as for specific areas such as foreign currency risk, credit risk, interest rate risk, liquidity risk, the use of hedging instruments and derivatives, and investment of surplus liquidity.

Each of the financial risks to which the Company is exposed in carrying out its business activities is detailed as follows:

a) Market risk

Market risk arises when the Company’s activities expose it to the financial risks of changes in foreign exchange rates, interest rates and the fair value of certain raw materials.

To hedge such exposure, the Company uses forward foreign currency contracts and interest rate swaps. The Company does not generally use derivative financial instruments for speculative purposes.

•

Foreign currency risk: the Company’s international activity generates exposure to foreign currency risk. Foreign currency risk arises when future commercial transactions and assets and liabilities are denominated in a currency other than the functional currency of the Company that performs the transaction or recognizes the asset or liability. The main exposure for the Company to foreign currency risk is that relating to the US dollar against the euro.

Forward foreign currency contracts are used for the purpose of controlling foreign currency risk.

Details of the financial instruments related to foreign currency collections and payments at December 31, 2015 and 2014 are included in Note 18 to these consolidated financial statements.

•	Interest rate risk: this risk arises mainly from financial liabilities at floating interest rates.

The Company actively manages its risk exposure to interest rate risk, to mitigate its exposure to changes in interest rates arising from the borrowings arranged with floating interest rates.

In corporate financing arrangements, hedges are generally arranged for the total amount and term of the respective financing, through option contracts and/or swaps.

In this regard, the main exposure for the Company to interest rate risk is that relating to the floating interest rate tied to Euribor.

To mitigate interest rate risk, the Company primarily uses swaps, which, in exchange for a fee, offer protection against an increase in interest rates.

Details of the interest rate derivative financial instruments at December 31, 2015 and 2014 are included in Note 18 to these consolidated financial statements.

b) Credit risk

Credit risk arises when a third party fails to comply with its contractual obligations. In this regard, the Company’s main credit risk exposure relates to the following items:

•	Trade and other receivables: The Company insures its trade receivables to mitigate credit risk.

•

Investments considered to be cash and cash equivalents: the Company exercises prudence in its investment policy. The main objectives of the principles in its investment policy are to mitigate the credit risk and liquidity risk of the investments and the counterparty risk of the financial institutions.

c) Liquidity risk

The purpose of the Company’s liquidity and financing policy is to ensure that the Company keeps sufficient funds available to meet its financial obligations. The Company uses three main sources of financing:

•

Long term financing arrangements which are generally used to finance the operations of any significant subsidiary. The debt repayment profiles are established based on the capacity of each business to generate funds, allowing for variability depending on the expected cash flows for each business. Each long term contract usually provides for lines to finance working capital requirements at the operating subsidiary level. This ensures that sufficient financing is available to meet deadlines and maturities, which significantly mitigates liquidity risk.

•

Parent company financing, which is mainly used to provide liquidity for the operations of the company as a whole, and to finance start up projects that require the initial support of the parent company.

•

The Company arranges firm commitments from leading financial institutions to purchase trade receivables through non-recourse factoring arrangements. Under these agreements, the Company pays a fee to the bank for assuming its credit risk, plus interest on the financing received.

To ensure there are sufficient funds available to repay its debt in relation to its cash-generating capacity, each year the Company’s Financial Planning Department prepares a Financial Budget that is approved by the Management Committee and details all financing needs and how such financing will be provided. The Budget projects the funds necessary for the most significant cash requirements, such as prepayments for capital expenditures, debt repayments and, where applicable, working capital requirements. In addition, the Company generally does not allocate its own equity in projects until the associated long-term financing is obtained.

Accordingly, the Company diversifies its sources of financing in order to prevent concentrations that may expose its working capital to liquidity risk.

d) Capital risk

Refer to Note 13 (Equity) for information regarding share capital, capital management, dividends, and non-controlling interests.

e) Quantitative information

i.	Credit risk:

	2015	2014
Percentage of accounts receivable secured through credit insurance	58%	63%

There are not any customers whose transactions exceed 10% of consolidated sales.

ii.	Interest rate risk:

	2015	2014
Percentage of bank borrowings tied to fixed rates	1%	1%
Percentage of bank borrowings secured with hedge	32%	42%

Analysis of sensitivity to interest rates

Changes in the market value of the interest rate derivatives arranged by the Company depend on the changes in the Euribor yield curve and long-term swaps. The market value of these derivatives at December 31, 2015 and 2014 was $9,378 and $10,467, respectively.

Below is a sensitivity analysis (changes in market value) of the market values of the derivatives to changes in the euro yield curve:

Sensitivity	2015	2014
+0.5% (increase in yield curve)	(2,413)	(2,931)
-0.1% (decrease in yield curve)	474	576

Since June 30, 2015, our hedges have been considered ineffective under hedge accounting, and as a result the changes in market value of these derivatives are recognized in the consolidated income statement.

The Company also performed a sensitivity analysis of the amounts of the floating rate borrowings which indicated that an increase of 0.5% in interest rates would give rise to additional borrowing costs of $1,200 in 2015 and $1,400 in 2014.

iii.	Foreign currency risk:

	2015	2014
Percentage of accounts receivable in currencies for which foreign currency swaps have been arranged	25.3%	23.3%
Percentage of accounts payable in currencies for which foreign currency swaps have been arranged	21.5%	3.5%

Analysis of sensitivity to exchange rates

The changes in the market value of the foreign currency derivatives arranged by the Company depend mainly on the changes in the USD/EUR spot rate and on the evolution of forward points curve. The market value of these derivatives at December 31, 2015 and 2014 was -€900 for the EUR/USD position and -€3,300 million in 2014, respectively.

The detail of the sensitivity analysis (changes in the market value) of the foreign currency derivatives is as follows:

Sensitivity to the EUR/USD Exchange Rate	2015	2014
+10% (appreciation of the euro)	1,1	1,3
-10% (depreciation of the euro)	(0,4)	(11,2)

Foreign currency derivatives mainly cover monetary items in the statement of financial position and, therefore, the exchange differences are offset by the differences in value of the derivatives in profit or loss for the year.

27.     Other disclosures

Restricted net assets

Certain of our entities are restricted from remitting certain funds to us in the form of cash dividends or loans by a variety of regulations, contractual or statutory requirements. These restrictions are related to standard covenant requirements included in our bank borrowings. At December 31, 2015, the accumulated amount of the restrictions for the whole restricted term of these affiliates was approximately $363,000. The Company expects in the future to extract cash from the entities and to pay dividends to their shareholders. The Company performed a test on the restricted net assets of combined subsidiaries in accordance with Securities and Exchange Commission Regulation rule 5-04 (c) ‘what schedules are to be filed’ and concluded the restricted net assets exceed 25% of the consolidated net assets of the Company at December 31, 2015. Therefore the separate condensed financial statements, as per SEC rule S-X 12-04, of Ferroglobe PLC are presented (see Appendix II, considered to be part of the footnotes, for details.)

Other significant information in regards to the Parent Company are as follows:

Cash dividends paid

Cash dividends paid to the registrant for each of the last three years by consolidated subsidiaries and unconsolidated subsidiaries are as follows:

	2015(1)(2)	2014(1)	2013(1)
Consolidated subsidiaries	48,797	36,081	13,017
Unconsolidated subsidiaries	—	—	634

	48,797	36,081	13,651

(1)	Annual amounts paid to the Predecessor, FerroAtlántica (Sole-Shareholder Company), through the date of the Business Combination with Globe on December 23, 2015.

(2)	No cash dividends were paid to the registrant from the date of the Business Combination through December 31, 2015.

Long-term obligations

As of December 31, 2015 the Parent Company has no loans, bank borrowings, etc., provided by financial institutions.

As of December 31, 2014 the Predecessor’s main long-term obligations relates to bank borrowings. At December 31, 2014, the detail, by maturity, of the non-current bank borrowings is as follows:

	2016	2017	2018	2019	Other	Total
Borrowings to finance investments	6,071	—	—	—	15,067	21,138
Credit facilities	65,533	—	—	—	—	65,533

Total	71,604	—	—	—	15,067	86,671

Other information

As of December 31, 2015 the Parent is not responsible for certain bank borrowings received by their subsidiaries.

As of December 31, 2014, the Predecessor was responsible for certain bank borrowings received by their subsidiaries. At December 31, 2014, the detail, by maturity, of the non-current bank borrowings is as follows:

	Current	2016	2017	2018	2019	Other	Total
Borrowings to finance investments	7,080	7,080	7,080	7,758	5,057	—	34,055
Credit facilities	26,503	—	—	—	—	—	26,503

Total	33,583	7,080	7,080	7,758	5,057	—	60,558

In addition to the above, the Parent Company held no material contingency or guarantee at December 31, 2015 and 2014. Likewise, Parent Company did not have any provision for long-term obligations, nor mandatory dividend or redemption requirements of redeemable stock.

28.     Events after the reporting period

On February 3, 2016, our Board of Directors approved a quarterly dividend of $0.08 per share, which was paid on March 14, 2016 to shareholders of record at the close of business on February 26, 2016.

Appendix I

		Percentage
		of Ownership
	Auditor	Direct	Total	Line of Business	Registered Office
Energy Segment:
Ferroatlántica, S.A. (Sole-Shareholder Company) (Energy Segment)	DT	—	100	Services—Energy	Madrid - Spain
Hidro Nitro Española, S.A. (Energy Segment)	DT	—	99.85	Services—Energy	Madrid - Spain
Electrometallurgy Segment:	DT
Grupo FerroAtlántica, S.A. (Sole-Shareholder Company)	DT	100	100	Electrometallurgy	Madrid - Spain
Ferroatlántica, S.A. (Sole-Shareholder Company) (Electrometallurgy Segment)	DT		100	Electrometallurgy	Madrid - Spain
Hidro Nitro Española, S.A. (Electrometallurgy Segment)	DT	—	99.85	Electrometallurgy	Madrid - Spain
Ferroatlántica de Venezuela (Ferroven), S.A. (FerroVen)	DT	—	80	Electrometallurgy	Venezuela
Alloys International, A.G.	DT	—	100	Electrometallurgy	Lucerna - Switzerland
Ferroatlántica I+D, S.L. (Sole-Shareholder Company)	N/A	—	100	Electrometallurgy	Madrid - Spain
Ferroatlántica y Cía, F. de Ferroaleac. y Metales, S.C.	N/A	—	99.97	Electrometallurgy	Madrid - Spain
Cuarzos Industriales, S.A. (Sole-Shareholder Company)	DT	—	100	Electrometallurgy	A Coruña - Spain
Rocas, Arcillas y Minerales , S.A.	DT	—	66.67	Electrometallurgy	A Coruña - Spain
Ferroatlántica Deutschland, GmbH	N/A	—	100	Electrometallurgy	Germany
Cuarzos Industriales de Venezuela, S.A. (Cuarzoven)	DT	—	100	Electrometallurgy	Venezuela
Ferroatlántica de México, S.A. de C.V.	N/A	—	100	Electrometallurgy	Nueva León - Mexico
FerroPem, S.A.S.	DT	—	100	Electrometallurgy	France
Silicon Smelters (Pty.), Ltd.	EY	—	100	Electrometallurgy	Polokwane - South Africa
Invesil Free State (Pty.), Ltd.	N/A	—	74.9	Electrometallurgy	Polokwane - South Africa
Vaal Silicon Smelters (Pty.), Ltd.	N/A	—	100	Electrometallurgy	Polokwane - South Africa
Silicio Ferrosolar, S.L. (Sole-Shareholder Company)	N/A	—	100	Electrometallurgy	Madrid - Spain
Ganzi Ferroatlántica Silicon Industry Company, Ltd.	DT	—	75	Electrometallurgy	Yuanyangba, Kanding Country (Sichuan) (China)
Ferroatlántica Brasil Mineraçao, Ltda.	N/A	—	70	Electrometallurgy	Brazil
MangShi Sinice Silicon Industry Company Limited	DT	—	100	Electrometallurgy	MangShi, Dehong (Yunnan) (China)
Photosil Industries, S.A.S.	DT	—	100	Electrometallurgy	France
Emix, S.A.S.	PWC	—	100	Electrometallurgy	France
Thaba Chueu Mining (Pty.), Ltd.	DT	—	74	Electrometallurgy	Polokwane - South Africa
SamQuarz (Pty.), Ltd.	DT	—	74	Electrometallurgy	Delmas - South Africa
Rebone Mining (Pty.), Ltd.	DT	—	100	Electrometallurgy	Polokwane - South Africa
FerroQuébec, Inc. (1)	N/A	—	100	Electrometallurgy	Port Cartier, Québec (Canada)

F-64.1

		Percentage
		of Ownership
	Auditor	Direct	Total	Line of Business	Registered Office
Globe Specialty Metals, Inc. (2)	DT	100	100	Electrometallurgy	Delaware - USA
Globe Metallurgical, Inc. (2)	DT	—	100	Electrometallurgy	Delaware - USA
LF Resources, Inc. (2)	DT	—	100	Electrometallurgy	Delaware - USA
Alabama Sand and Gravel, Inc. (2)	DT	—	100	Electrometallurgy	Delaware - USA
Globe Metales S.A. (2)	DT	—	100	Electrometallurgy	Argentina
Ningxia Yongvey Coal Industrial Co., Ltd. (2)	DT	—	98	Electrometallurgy	China
Solsil, Inc. (2)	DT	—	100	Electrometallurgy	Delaware - USA
Ultracore Energy S.A. (2)	DT	—	100	Electrometallurgy	Argentina
West Virginia Alloys, Inc. (2)	DT	—	100	Electrometallurgy	Delaware - USA
GSM Alloys I, Inc. (2)	DT	—	100	Electrometallurgy	Delaware - USA
GSM Alloys II, Inc. (2)	DT	—	100	Electrometallurgy	Delaware - USA
WVA Manufacturing, LLC (2)	DT	—	51	Electrometallurgy	Delaware - USA
Globe Metals Enterprises, Inc. (2)	DT	—	100	Electrometallurgy	Delaware - USA
Core Metals Group Holdings, LLC (2)	DT	—	100	Electrometallurgy	Delaware - USA
Core Metals Group, LLC (2)	DT	—	100	Electrometallurgy	Delaware - USA
Tennessee Alloys Company, LLC (2)	DT	—	100	Electrometallurgy	Delaware - USA
GSM Enterprises Holdings, Inc. (2)	DT	—	100	Electrometallurgy	Delaware - USA
GBG Holdings, LLC (2)	DT	—	100	Electrometallurgy	Delaware - USA
Alden Resources, LLC (2)	DT	—	100	Electrometallurgy	Delaware - USA
Gatliff Services, LLC (2)	DT	—	100	Electrometallurgy	Delaware - USA
Alden Sales Corporation, LLC (2)	DT	—	100	Electrometallurgy	Delaware - USA
Norchem, Inc. (2)	DT	—	100	Electrometallurgy	Florida - USA
QSIP Sales ULC (2)	DT	—	100	Electrometallurgy	Canada
QSIP Canada ULC (2)	DT	—	100	Electrometallurgy	Canada
Quebec Silicon LP (2)	DT	—	51	Electrometallurgy	Canada
GSM Netherlands, B.V. (2)	DT	—	100	Electrometallurgy	Netherlands
Silicon Technology (Proprietary) Limited (2)	DT	—	100	Electrometallurgy	South Africa
GSM Sales, Inc. (2)	DT	—	100	Electrometallurgy	Delaware - USA

(1)	Company included in the scope of consolidation in 2014.
(2)	Company added to the scope of consolidation in 2015 that belong to the former Globe Specialty Metals, Inc. and subsidiaries (Globe)

Appendix II

Schedule I has been provided pursuant to the requirements of Rule 12- 04(a) of Regulation S-X, of the US Securities and Exchange Commission (SEC) which require condensed financial information as to the financial position, change in financial position, results of operations of Ferroglobe PLC, other comprehensive (loss) income statement and cash flow statement as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. Other comprehensive (loss) income statement is not applicable for the periods presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards have been condensed or omitted. The footnote disclosures contain supplemental information only and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

Basis of Presentation.

The presentation of Ferroglobe PLC stand-alone condensed financial statement has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that, in the stand alone condensed financial statements the investments in subsidiaries are being recorded under the equity method of accounting.

FERROGLOBE PLC

CONDENSED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2015 AND 2014

Thousands of US dollars

	2015	2014
ASSETS
Non-current assets
Equity instruments	1,181,738	656,311
Long term investments	—	15,925
Deferred tax assets	—	4,244

Total non-current assets	1,181,738	676,480
Current assets
Inventories	—	78
Trade and other receivables	9	25,789
Current receivables from related parties	—	9,858
Cash and cash equivalents	132	1,216

Total current assets	141	36,941

Total assets	1,181,879	713,421

EQUITY AND LIABILITIES
Equity
Share capital	1,288,787	285,760
Reserves	143,170	393,356
Translation differences	(217,104)	(152,530)
Valuation adjustments	(18,435)	(20,283)
Result for the year	(43,268)	38,437
Interim Dividend	—	(55,041)

Total equity	1,153,150	489,699
Non-current liabilities
Bank borrowings	—	86,665
Hedging derivatives	—	1,801
Long term debt from related parties	—	22,271

Total non-current liabilities	—	110,737
Current liabilities
Short term debt	—	18,499
Payables to related parties	28,705	66,992
Trade and other payables	24	27,494

Total current liabilities	28,729	112,985

Total equity and liabilities	1,181,879	713,421

FERROGLOBE PLC

CONDENSED INCOME STATEMENT FOR 2015

Thousands of US dollars

	2015	2014	2013
Net revenues	-	197,992	161,037
Sales	—	197,992	160,403
Dividends	—	—	634
Cost of sales	—	(194,686)	(155,626)
Other operating expenses	(19,682)	(7,285)	(7,055)
Depreciation and amortisation charges, operating allowances and write-downs	—	—	(5)

Operating profit before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other gains and losses	(19,682)	(3,979)	(1,649)

Other gains and losses	—	—	1,183

OPERATING LOSS	(19,682)	(3,979)	(466)

FINANCIAL PROFIT (LOSS)	1	(3,700)	(2,308)

Share of income at companies accounted for using the equity method	(23,587)	43,813	30,316

(LOSS) PROFIT BEFORE TAX	(43,268)	36,134	27,542

Income tax	—	2,303	906

(LOSS) PROFIT FOR THE YEAR	(43,268)	38,437	28,448

FERROGLOBE PLC

CONSDENSED STATEMENT OF COMPREHENSIVE INCOME FOR 2015

Thousands of US dollars

	2015	2014	2013
RESULT FOR THE YEAR	(43,268)	38,437	28,448

Items that will not be reclassified subsequently to profit or loss	—	—	—
Items that may be reclassified subsequently to profit or loss	—	537	1,240
Transfer to profit or loss	—	(463)	(603)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	(43,268)	38,511	29,085

FERROGLOBE PLC

CONSDENSED STATEMENT OF CASH FLOWS FOR 2015, 2014 AND 2013

Thousands of US dollars

	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:	(19,667)	20,770	31,700

RESULT FOR THE YEAR	(43,268)	38,437	28,448

Adjustments for-	23,586	(42,417)	(30,726)

Income tax	—	(2,304)	(906)
Share of income at companies accounted for using the equity method	23,587	(43,813)	(30,316)
Dividends	—	—	(634)
Depreciation and amortisation charges, operating allowances and write-downs	—	—	5
Other gains and losses	—	—	(1,183)
Finance loss	(1)	3,700	2,308
Net change in other operating assets and liabilities	15	(6,591)	14,215
Other amounts received/(paid) due to operating activities	—	31,341	19,763
Interest paid	—	(6,758)	(4,805)
Dividens received	—	36,081	13,915
Income tax recovered (paid)	—	2,018	10,653

CASH FLOWS FROM INVESTING ACTIVITIES:	—	(138,092)	8,696

Payments due to investment-	—	(142,458)	(80,684)
Group companies	—	(142,458)	(80,684)
Disposals-	—	1,205	87,267
Group companies	—	1,205	86,782
Current financial assets	—	—	485
Other amounts paid due to investing activities	—	3,161	2,113
Interest received	—	3,161	2,113

CASH FLOWS FROM FINANCING ACTIVITIES:	19,799	114,054	(39,631)

Proceeds from for equity instruments	122	—	—
Increase/(decrease) in bank borrowings and Group companies	28,705	154,170	(12,133)
Increase in bank borrowings	—	105,640	39,270
Increase in Group companies	28,705	106,782	—
Decrease in borrowings	—	(39,799)	(28,126)
Decrease in Group companies	—	(18,453)	(23,277)
Dividends paid	—	(40,116)	(27,498)
Other amounts received (paid) due to financing activities	(9,028)	—	—

TOTAL NET CASH FLOWS FOR THE YEAR	132	(3,268)	765

Beginning balance of cash and cash equivalents	—	4,608	2,338
Exchange differences on cash and cash equivalents in foreign currencies	—	(124)	1,505

Ending balance of cash and cash equivalents	132	1,216	4,608