Form 20-F
period 2016-12-31
Ferroglobe PLC
filed 2017-05-01
CIK 1639877

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-37668

Ferroglobe PLC
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

2nd Floor West Wing, Lansdowne House
57 Berkeley Square
London W1J 6ER, United Kingdom
+44-(0)203-129-2420
 (Address of principal executive offices)

Nicholas Deeming, Chief Legal Officer and Corporate Secretary
2nd Floor West Wing, Lansdowne House
57 Berkeley Square
London W1J 6ER, United Kingdom
+44-(0)203-129-2420
 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
Ordinary Shares (nominal value of $0.01)	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares (nominal value of $0.01)	171,838,153

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐ No ☒

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes statements that are, or may be deemed to be, forward-looking statements within the meaning of the securities laws of certain applicable jurisdictions.  These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this annual report, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate.  These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict(s),” “will,” “expect(s),” “estimate(s),” “project(s),” “positioned,” “strategy,” “outlook,” “aim,” “assume,” “continue,” “forecast,” “guidance,” “projected,” “risk” and similar expressions.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future.  Forward-looking statements are not guarantees of future performance and are based on numerous assumptions.  Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements.  Investors should read the section entitled “Item 3.D.—Key Information—Risk Factors” and the description of our segments in the section entitled “Item 4.B.—Information on the Company—Business Overview” for a more complete discussion of the factors that could affect us.  All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements.  Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following:

●	the ability to realize anticipated benefits of the Business Combination;
●	the outcome of pending or potential litigation;
●	the possibility that we may be unable to successfully integrate Globe’s and FerroAtlántica’s operations, and that such integration may be more difficult, time-consuming or costly than expected;
●
operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the Business Combination;

●	the retention of certain key employees may be difficult;
●	the intense competition and expected increased competition in the future;
●	the ability to adapt services to changes in technology or the marketplace;
●	the ability to maintain and grow relationships with customers and clients;
●	the historic cyclicality of the metals industry and the attendant swings in market price and demand;
●	increases in energy costs and the effect on costs of production;
●	disruptions in the supply of power;
●	availability of raw materials or transportation;
●	our inability to consummate the potential Hydroelectric Sale;
●	cost of raw material inputs and the ability to pass along those costs to customers;
●	costs associated with labor disputes and stoppages;
●	the ability to generate sufficient cash to service indebtedness;

●	integration and development of prior and future acquisitions;
●	our ability to effectively implement strategic initiatives and actions taken to increase sales growth;
●	our ability to compete successfully;
●	availability and cost of maintaining adequate levels of insurance;
●	the ability to protect trade secrets or maintain their trademarks and other intellectual property;
●	equipment failures, delays in deliveries or catastrophic loss at any of our manufacturing facilities;
●	exchange rate fluctuations;
●	changes in laws protecting U.S., Canadian and European Union companies from unfair foreign competition or the measures currently in place or expected to be imposed under those laws;
●
compliance with, potential liability under, and risks related to environmental, health and safety laws and regulations (and changes in such laws and regulations, including their enforcement or interpretation);

●	risks from international operations, such as foreign exchange, tariff, tax, inflation, increased costs, political risks and their ability to expand in certain international markets;
●	risks associated with mining operations, metals manufacturing and smelting activities;
●	the ability to manage price and operational risks including industrial accidents and natural disasters;
●	the ability to acquire or renew permits and approvals;
●	the potential loss due to immediate cancellations of service contracts;
●	risks associated with potential unionization of employees or work stoppages that could adversely affect our operations;
●	changes in tax laws (including under applicable tax treaties) and regulations or to the interpretation of such tax laws or regulations by the governmental authorities;
●	changes in general economic, business and political conditions, including changes in the financial markets;
●	risks related to our capital structure; and
●	risks related to our ordinary shares.

These and other factors are more fully discussed in the “Item 3.D.—Key Information—Risk Factors” and “Item 4.B.—Information on the Company—Business Overview” sections and elsewhere in this annual report.  These risks could cause actual results to differ materially from those implied by forward-looking statements in this annual report.

The risks set forth in the “Item 3.D.—Key Information—Risk Factors” section are not exhaustive. Other sections of this annual report describe additional factors that could adversely affect our business, financial condition or results of operations. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risks, nor can we assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

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

CURRENCY PRESENTATION AND DEFINITIONS

In this annual report, references to “$,” “US$” and “U.S. Dollars” are to the lawful currency of the United States of America, references to “Euro” and “€” are to the single currency adopted by participating member states of the European Union relating to Economic and Monetary Union and references to “Pound Sterling” and “£” are to the lawful currency of the United Kingdom.

Unless otherwise specified or the context requires otherwise, all financial information for the Company, FerroAtlántica and Globe provided in this annual report is denominated in U.S. Dollars.

Definitions

Unless otherwise specified or the context requires otherwise in this annual report:

●
the term(s) (1) “we,” “us,” “our,” “Company,” “Ferroglobe,” and “our business” refer to Ferroglobe PLC and its subsidiaries, Globe Specialty Metals, Inc. (“Globe”) and its consolidated subsidiaries and Grupo FerroAtlántica, S.A.U. (“FerroAtlántica”) and its consolidated subsidiaries, (2) “Globe” refers solely to Globe Specialty Metals, Inc. and its consolidated subsidiaries and (3) “FerroAtlántica” or the “FerroAtlántica Group” refers solely to FerroAtlántica and its consolidated subsidiaries;

●	“Amended Revolving Credit Facility” refers to the revolving credit facility available pursuant to the Amended Revolving Credit Facility Agreement;
●	“Amended Revolving Credit Facility Agreement” refers to the Existing Revolving Credit Facility Agreement as amended on or about the Issue Date by the Revolving Credit Facility Amendment;
●
“Borrowers” refers to Ferroglobe and Globe as borrowers, together with certain subsidiaries of Ferroglobe party to the Amended Revolving Credit Facility from time to time as co-borrowers, under the Amended Revolving Credit Facility;

●	“Business Combination” refers to the business combination of Globe and FerroAtlántica as our wholly-owned subsidiaries on December 23, 2015;
●
“Class A Ordinary Shares” refers to share capital issued in connection with the Business Combination, which has subsequently been converted into ordinary shares of Ferroglobe PLC as a result of the distribution of beneficial interest units in the Ferroglobe Representation and Warranty Insurance Trust to certain Ferroglobe PLC shareholders on November 18, 2016;

●	“Consolidated Financial Statements” refers to the audited consolidated financial statements of Ferroglobe and its subsidiaries as of December 31, 2016 and 2015 and for each of the years ended
December 31, 2016, 2015 and 2014, including the related notes thereto, prepared in accordance with IFRS as issued by the IASB (as such terms are defined herein);
●
“Existing Revolving Credit Facility Agreement” refers to the credit agreement, dated as of August 20, 2013, among Globe, certain Subsidiaries of Globe from time to time as co-borrowers thereunder, the financial institutions from time to time party thereto as lenders, PNC Bank National Association and Wells Fargo Bank, National Association, as syndication agents for lenders, BBVA Compass Bank, as documentation agent, and Citizens Bank of Pennsylvania, as administrative agent for lenders, as amended from time to time, other than pursuant to the Revolving Credit Facility Amendment;

●	“French Hydroelectric Sale” refers to the strategic disposition of our French hydroelectric operations;
●	“hectares” refers to a land area of 10,000 square meters or approximately 2.47 acres;
●	“Hydroelectric Sale” refers to the Spanish Hydroelectric Sale and the French Hydroelectric Sale;
●	“IFRS as issued by the IASB” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board;
●
“Indenture” refers to the indenture, dated as of February 15, 2017, among Ferroglobe and Globe as co-issuers, certain subsidiaries of Ferroglobe as guarantors, and Wilmington Trust, National Association as trustee, registrar, transfer agent and paying agent;

●	“Notes” refer to the $350,000,000 aggregate principal amount of Senior Notes due 2022;
●	“Predecessor” refers to FerroAtlántica for all periods prior to the Business Combination;
●
“Refinancing” refers collectively to the following transactions: (i) the issuance of the Notes and the use of proceeds therefrom to repay certain existing indebtedness and pay certain compensation expenses, (ii) the entering into the Revolving Credit Facility Amendment and (iii) the payment of certain fees and expenses in connection with the foregoing;

●
“Revolving Credit Facility Amendment” refers to the Third Amendment to the Existing Revolving Credit Facility Agreement, among, inter alios, Ferroglobe and Globe as co-borrowers, the subsidiary guarantors party thereto, the financial institutions party thereto as lenders and Citizens Bank of Pennsylvania as administrative agent;

●
“REINDUS Loan” refers to the loans obtained from the Spanish Ministry of Industry and Energy relating to our upgraded metallurgical grade solar silicon project. See “Item 7.A.—Major Shareholders and Related Party Transactions—Related Party Transactions—Aurinka” and “Item 10.C.—Material Contracts—REINDUS Loan;”

●	“shares” or “ordinary shares” refer to the authorized share capital of Ferroglobe PLC;
●	“Spanish Hydroelectric Sale” refers to the strategic disposition of our Spanish hydroelectric operations;
●	“tons” refer to metric tons (approximately 2,204.6 pounds or 1.1 short tons);
●	“U.S. Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended; and
●	“U.S. Securities Act” refers to the U.S. Securities Act of 1933, as amended.

PRESENTATION OF FINANCIAL INFORMATION

The selected financial information as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 is derived from our Consolidated Financial Statements, which are included elsewhere in this annual report and which are prepared in accordance with IFRS as issued by the IASB.  The selected financial information as of December 31, 2014 and as of and for the years ended December 31, 2013 and 2012 is derived from FerroAtlántica’s audited consolidated financial statements and related notes for the years ended December 31, 2014, 2013 and 2012, which are not included in this annual report.

Certain numerical figures set out in this annual report, including financial data presented in millions or thousands and percentages describing market shares, have been subject to rounding adjustments, and, as a result, the totals of the data in this annual report may vary slightly from the actual arithmetic totals of such information.  Percentages and amounts reflecting changes over time periods relating to financial and other data set forth in “Item 5.—Operating and Financial Review and Prospects” are calculated using the numerical data in our Consolidated Financial Statements or the tabular presentation of other data (subject to rounding) contained in this annual report, as applicable, and not using the numerical data in the narrative description thereof.

PART I

ITEM 1.                          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                          KEY INFORMATION

A.            Selected Financial Data

The following tables present selected consolidated financial and business level information for Ferroglobe as of and for the years ended December 31, 2016 and 2015 and, its predecessor, FerroAtlántica, as of and for the years ended December 31, 2014, 2013 and 2012.

The selected financial information as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 is derived from our Consolidated Financial Statements, prepared in accordance with IFRS as issued by the IASB, which are included elsewhere in this annual report.  The selected financial information as of December 31, 2014 and as of and for the years ended December 31, 2013 and 2012 is derived from our consolidated financial statements and related notes for the years ended December 31, 2014, 2013 and 2012, which are not included elsewhere in this annual report.

The selected consolidated financial information as of and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 is not intended to be an indicator of our financial condition or results of operations in the future.  You should review such selected consolidated financial information together with our Consolidated Financial Statements, included elsewhere in this annual report.

Ferroglobe was formed with the consummation of the Business Combination on December 23, 2015.  FerroAtlántica is the Company’s “Predecessor” for accounting purposes.  Therefore, the results of Ferroglobe for the 2015 fiscal year were composed of the results of:

●	Ferroglobe PLC for the period beginning February 5, 2015 (inception of the entity) and ended December 31, 2015;
●	FerroAtlántica, the Company’s “Predecessor,” for the year ended December 31, 2015; and
●	Globe for the eight-day period ended December 31, 2015.

The data and results of fiscal years prior to 2015 correspond exclusively to the Predecessor, FerroAtlántica, unless otherwise expressly stated.

The statement of financial position reflects the balance sheet of the Company as of December 31, 2016 and 2015. The statement of financial position for fiscal years prior to 2015 corresponds exclusively to the balance sheets of the Predecessor, FerroAtlántica.

The following tables should be read in conjunction with “Item 5.A.—Operating and Financial Review and Prospects—Operating Results,” and our Consolidated Financial Statements included elsewhere in this annual report.

Consolidated Income Statement Data

	Year ended December 31,
($ thousands)	2016	2015 (2)	2014 (1)	2013 (1)	2012 (1)

Sales	1,555,657	1,289,886	1,417,079	1,391,682	1,412,219
Cost of sales	(1,043,000)	(817,875)	(887,772)	(906,469)	(906,435)
Other operating income	25,712	15,500	6,694	36,714	15,667
Staff costs	(293,032)	(202,585)	(213,829)	(213,355)	(208,512)
Other operating expense	(234,326)	(190,034)	(148,553)	(172,808)	(182,260)
Depreciation and amortization charges, operating allowances and write-downs	(121,346)	(62,201)	(69,131)	(73,484)	(64,422)

Operating (loss) profit before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other loss	(110,335)	32, 691	104,488	62,280	66,257
Impairment losses	(267,449)	(52,042)	(399)	(1,061)	(14,378)
Net (loss) gain due to changes in the value of assets	1,891	(912)	(9,472)	6,475	(2,751)
(Loss) gain on disposal of non-current assets	340	(2,208)	555	448	(13)
Other loss	(40)	(347)	(60)	(2,802)	1,433
OPERATING (LOSS) PROFIT	(375,593)	(22,818)	95,112	65,340	50,548
Finance income	1,534	1,095	4,596	2,446	4,636
Finance costs	(24,585)	(23,738)	(28,415)	(37,770)	(37,614)
Exchange differences	(3,513)	35,904	7,800	(7,677)	81
(LOSS) PROFIT BEFORE TAXES	(402,157)	(9,557)	79,093	22,339	17,651
Income tax benefit (expense)	46,609	(48,719)	(57,652)	(15,903)	4,886
(LOSS) PROFIT FROM CONTINUING OPERATIONS	(355,548)	(58,276)	21,441	6,436	22,537
(Loss) Profit for discontinued operations(3)	(3,065)	(196)	10,290	15,612	12,142
(LOSS) PROFIT FOR THE YEAR	(358,613)	(58,472)	31,731	22,048	34,679
Loss attributable to non-controlling interests	20,186	15,204	6,706	6,400	509
(LOSS) PROFIT ATTRIBUTABLE TO THE PARENT COMPANY	(338,427)	(43,268)	38,437	28,448	35,188

Earnings per share

From continued and discontinued operations
	2016	2015 (2)	2014 (1)	2013 (1)	2012 (1)
(Loss) Profit attributable to the Parent Company	(338,427)	(43,268)	38,437	28,448	35,188
Average number of shares outstanding	171,838,153	99,699,262	98,078,163	98,078,163	98,078,163
Basic (loss) earnings per share	(1.97)	(0.43)	0.39	0.29	0.36
Weighted Average Dilutive Options and RSUs	—	—	—	—	—
Diluted (loss) earnings per share	(1.97)	(0.43)	0.39	0.29	0.36

From continued operations
	2016	2015 (2)	2014 (1)	2013 (1)	2012 (1)
(Loss) Profit attributable to the Parent Company	(335,362)	(43,072)	28,150	12,843	23,051
Average number of shares outstanding	171,838,153	99,699,262	98,078,163	98,078,163	98,078,163
Basic (loss) earnings per share	(1.95)	(0.43)	0.29	0.13	0.24
Weighted Average Dilutive Options and RSUs	—	—	—	—	—
Diluted (loss) earnings per share	(1.95)	(0.43)	0.29	0.13	0.24

From discontinued operations
	2016	2015 (2)	2014 (1)	2013 (1)	2012 (1)
(Loss) Profit attributable to the Parent Company	(3,065)	(196)	10,287	15,605	12,137
Average number of shares outstanding	171,838,153	99,699,262	98,078,163	98,078,163	98,078,163
Basic (loss) earnings per share	(0.02)	0.00	0.10	0.16	0.12
Weighted Average Dilutive Options and RSUs	—	—	—	—	—
Diluted (loss) earnings per share	(0.02)	0.00	0.10	0.16	0.12

Cash dividend declared
	2016	2015 (2)	2014 (1)	2013 (1)	2012 (1)
Cash dividend declared	54,988	21,479	40,116	27,498	46,100
Number of shares	171,838,153	171,838,153	98,078,163	98,078,163	98,078,163
Cash dividend declared per share	0.32	0.12	0.41	0.28	0.47

Consolidated Statement of Financial Position Data

	As of December 31,
($ thousands)	2016	2015 (2)	2014 (1)	2013 (1)	2012 (1)
Cash and cash equivalents	196,931	116,666	48,651	62,246	71,631
Total assets	2,019,301	2,391,161	1,388,158	1,675,975	1,769,524
Non-current liabilities	500,503	603,500	468,585	477,125	392,393
Current liabilities	626,756	492,688	411,896	414,884	580,557
Equity	892,042	1,294,973	507,677	783,966	796,574

(1)
Financial data for the Predecessor, FerroAtlántica, except for share and per share data, which has been updated to reflect the shares received by the owners of FerroAtlántica as a result of the Business Combination for the years ended December 31, 2014, 2013 and 2012.

(2)
Financial data for Ferroglobe is derived from the results and financial position of: (a) Ferroglobe PLC for the period beginning February 5, 2015 (inception of the entity) and ended December 31, 2015; (b) FerroAtlántica for the year ended December 31, 2015; and (c) Globe for the eight-day period ended December 31, 2015.

(3)
Our Spanish hydroelectric operations were determined to be discontinued and classified as held-for-sale in 2016.  As such, the financial information for prior years has been adjusted to reflect this change in accounting treatment.

B.            Capitalization and indebtedness.

Not applicable.

C.            Reasons for the offer and use of proceeds.

Not applicable.

D.            Risk factors.

An investment in our ordinary shares carries a significant degree of risk.  You should carefully consider the following risks and other information in this annual report, including our Consolidated Financial Statements included elsewhere in this annual report.  Additional risks and uncertainties of which we are not presently aware or that we currently deem immaterial could also affect our business operations and financial condition.  If any of these risks actually occur, our business, financial condition, results of operations or prospects could be materially affected.  As a result, the trading price of our ordinary shares could decline and you could lose part or all of your investment.

You should note that the risks described below may not be the only risks we face. We have described only those risks that we currently consider to be material and there may be additional risks and uncertainties not presently known to us, or that we currently consider immaterial, that might also have a material adverse effect on our business, financial condition or results of operations.

Risks Related to Our Business and Industry

Our operations depend on industries including the aluminum, steel, polysilicon, silicone and photovoltaic industries, which, in turn, rely on several end‑markets. A downturn in these industries or end-markets could adversely affect the steel, aluminum, polysilicon and silicone industries and, consequently, our business, results of operations and financial condition.

Because we primarily sell the silicon metal, silicon‑based alloys, manganese‑based alloys and other specialty metals we produce to manufacturers of aluminum, steel, polysilicon, silicones, and solar photovoltaic products, our results are significantly affected by the economic trends in the steel, aluminum, polysilicon, silicone and solar photovoltaic industries. Primary end users of steel and aluminum that drive demand for steel and aluminum are construction companies, shipbuilders, electric appliance and car manufacturers, and companies operating in the rail and maritime industries. Primary end users of polysilicon and silicones that drive demand for polysilicon and silicones include the automotive, chemical, solar photovoltaic, pharmaceutical, construction and consumer products industries. Demand for steel, aluminum, polysilicon and silicones from these companies is driven primarily by gross domestic product growth and is affected by global economic conditions. Fluctuations in steel and aluminum prices may occur due to sustained price shifts reflecting underlying global economic and geopolitical factors, changes in industry demand and supply balances, the substitution of one product for another in times of scarcity and changes in national tariffs. An easing of demand for steel and aluminum can quickly cause a substantial build-up of steel and aluminum stocks, resulting in a decline in demand for silicon metal, silicon-based alloys, manganese-based alloys, and other specialty metals. Polysilicon and silicone producers are subject to fluctuations in crude oil, platinum, methanol and natural gas prices, which could adversely affect their businesses. The solar photovoltaic industry has been growing in the past years. However, changes in power regulations in different countries, fluctuations in the relative costs of different sources of energy, and supply-demand balances in the different parts of the value chain, among other factors, may significantly affect the growth prospects of the solar photovoltaic industry. A significant and prolonged downturn in the end‑markets for steel, aluminum, polysilicon, silicone and solar photovoltaic products, could adversely affect these industries, and, in turn, our business, results of operations and financial condition.

The metals industry, including silicon‑based metals, is cyclical and has been subject in the past to swings in market price and demand which could lead to volatility in our revenues.

Our business has historically been subject to fluctuations in the price of our products and market demand for them, caused by general and regional economic cycles, raw material and energy price fluctuations, competition and other factors. The timing, magnitude and duration of these cycles and the resulting price fluctuations are difficult to predict. For example, we have experienced a weakened economic environment in national and international metals markets, including a sharp decrease in silicon metal prices in all major markets since late 2014. The weakened economic environment has adversely affected our profitability for the year ended December 31, 2016, with a particularly pronounced effect on the profitability of our European business over those periods.

Historically, our subsidiary, Globe Metallurgical, Inc., has been affected by recessionary conditions in the end‑markets for its products, such as automotive and construction. In April 2003, Globe Metallurgical, Inc. sought protection under Chapter 11 of the U.S. Bankruptcy Code following its inability to restructure or refinance its indebtedness in light of the confluence of several negative economic and other factors, including an influx of low‑priced, dumped imports, which caused it to default on then‑outstanding indebtedness. A recurrence of such economic factors could have a material adverse effect on our business prospects, condition (financial or otherwise) and results of operations.

Additionally, as a result of unfavorable conditions in the end‑markets for its products, Globe Metales S.R.L. (“Globe Metales”) became subject to reorganization proceedings (concurso preventivo) in 1999, which are scheduled to end in 2020. While such reorganization proceedings are ongoing, Globe Metales cannot dispose of or encumber its registered assets (such as real estate properties) or perform any action outside its ordinary course of business without prior court approval from the bankruptcy court.

In calendar years 2009 and 2016, the global silicon metal, manganese‑ and silicon‑based alloys industries suffered from unfavorable market conditions. Any decline in the global silicon metal and silicon‑based alloys industries could have a material adverse effect on our business prospects, condition (financial or otherwise), and results of operations. In addition, our business is directly related to the production levels of our customers, whose businesses are dependent on highly cyclical markets, such as the automotive, residential and non‑residential construction, consumer durables, polysilicon, steel, and chemical markets. In response to unfavorable market conditions, customers may request delays in contract shipment dates or other contract modifications. If we grant modifications, these could adversely affect our anticipated revenues and results of operations. Also, many of our products are internationally traded products with prices that are significantly affected by worldwide supply and demand. Consequently, our financial performance will fluctuate with the general economic cycle, which could have a material adverse effect on our business prospects, condition (financial or otherwise) and results of operations.

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

Electricity is one of our largest production cost components. Because electricity constitutes such a high percentage of our production costs, we are particularly vulnerable to cost fluctuations in the energy industry. For example, energy prices and supply in South Africa are not stable, and prices have increased at a rate higher than inflation in recent years. Power supply to our South African plants in Polokwane, eMalahleni and New Castle is provided by the public utility company Eskom. Our Spanish, Argentine, South African and Chinese plants have higher prices of energy, and, as such, production is regulated to reduce the cost of energy in peak hours or seasons with higher energy prices in order to maintain profitability. Venezuela depends on national hydraulic energy production (rainfall) to produce enough power to allow us to have a reliable source of supply. The electricity supply price in Venezuela has recently been affected by the currency fluctuations in the country. Additionally, though our production of energy in Spain and France through our hydroelectric power operations partially mitigates our exposure to increases in power prices in these two countries, we have entered into a definitive agreement with respect to the disposal of our hydroelectric power operations in Spain with an experienced and reputable owner and operator of renewable energy businesses and are pursuing a strategic disposal of our hydroelectric power operations in France. These disposals, if completed, will result in our further exposure to increases in power prices in Spain and France.

The termination or non‑renewal of any of our energy contracts, or an increase in the price of energy, could have a material adverse effect on our future earnings and may prevent us from effectively competing in our markets. Also, the level of power consumption of our submerged electric arc furnaces is highly dependent on which products are being produced and typically fall in the following ranges: (i) manganese‑based alloys require between 2.0 and 3.8 megawatt hours to produce one ton of product, (ii) silicon‑based alloys require between 3.5 and 8 megawatt hours to produce one ton of product and (iii) silicon metal requires approximately 12 megawatt hours to produce one ton of product. Accordingly, consistent access to low cost, reliable sources of electricity is essential to our business.

Electrical power to our U.S. and Canada facilities is supplied mostly by AEP, Alabama Power, Brookfield Power, Hydro Quebec, Tennessee Valley Authority and Niagara Mohawk Power Corporation through dedicated lines. Our Alloy, West Virginia facility obtains approximately 56% of its power needs under a fixed‑price contract with a nearby hydroelectric facility. This facility is over 70 years old and any breakdown could result in the Alloy facility having to pay much higher rates for electric power from third parties. Our energy supply for our facilities located in Argentina is supplied through Edemsa facilities located in Mendoza, Argentina, under a month‑to‑month arrangement. Energy rates in Argentina have increased on average by 200% from and after February 2016. However, the increase in energy rates have been challenged in the courts (with preliminary injunctive relief having been granted) and alternative arrangements are being negotiated with the Government. We received notice from the New York Power Authority that our hydropower allocation will be reduced by 54% resulting in our need to source more power from the free market and such reduction went into effect in June 2016. Our exposure to the free market could make the Niagara facility’s costs increase and/or make it non‑competitive.

Energy supply to our facilities in South Africa is provided by Eskom (State-owned power utility) through rates that are approved annually by the national power regulator (NERSA). These rates have had an upward trend in the past years, due to scarcity of available supply, and are likely to continue increasing. Also, NERSA applies certain revisions to rates based on cost variances for Eskom that are completely out of our control. Towards the end of 2016, we commenced negotiations with Eskom for a new power contract for 2017 and 2018.

In Spain, power is purchased in the competitive wholesale market. Our facilities have to pay access tariffs to the grid and get certain payments in exchange for providing services to the grid (i.e., interruptibility services). The volatile nature of the wholesale market in Spain subjects our power price to uncertainty that can be only partially offset with financial hedging contracts.

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

We are pursuing a strategic disposal of our hydroelectric power operations in Spain and France, and have entered into a definitive agreement with respect to the disposal of our hydroelectric power operations in Spain with an experienced and reputable owner and operator of renewable energy businesses. Because our production of energy in Spain and France through our hydroelectric power operations partially mitigates our exposure to increases in power prices in these two countries, if such a disposal is completed, it will result in our further exposure to increases in power prices in France and Spain.

Our energy operations and revenues depend largely on government regulation of the power sector and our business may be adversely affected if such policies are amended or eliminated.

Our energy operations and revenues depend largely on government regulation of the power sector. For example, in 2013, Spain introduced a new regulatory regime for renewable energies, which, among other things, suspended the pre‑existing feed‑in tariff support scheme for renewable energy producers that had benefitted us. This had an adverse effect on the profitability of our energy operations in 2016 and 2015 as compared to previous years, as prices at which we are able to sell our energy are now substantially dependent on wholesale market prices. Though we are pursuing a strategic disposal of our hydroelectric power operations in Spain and France, and have entered into a definitive agreement with respect to the disposal of our hydroelectric power operations in Spain with an experienced and reputable owner and operator of renewable energy businesses, until such disposal has been completed, if power sector regulation is adversely amended, reduced, eliminated, or subjected to new restrictions, it could have a material adverse effect on the profitability of our energy operations.

Losses caused by disruptions in the supply of power would reduce our profitability.

Our operations are heavily dependent upon a reliable supply of electrical power. We may incur losses due to a temporary or prolonged interruption of the supply of electrical power to our facilities, which can be caused by unusually high demand, blackouts, equipment failure, natural disasters or other catastrophic events, including failure of the hydroelectric facilities that currently provide power under contract to our West Virginia, New York, Quebec and Argentina facilities. Additionally, we have, on occasion, been instructed to suspend operations for several hours by the sole energy supplier in South Africa due to a general power shortage which continues in the country. It is possible that this supplier may instruct us to suspend our operations for a similar or longer amount of time in the future. Large amounts of electricity are used to produce silicon metal, manganese‑ and silicon‑based alloys and other specialty metals, and any interruption or reduction in the supply of electrical power would adversely affect production levels and result in reduced profitability. Our insurance coverage does not cover all events and may not be sufficient to cover any or all losses. Certain of our insurance policies may not cover any losses that may be incurred if our suppliers are unable to provide power during periods of unusually high demand.

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

Principal components in the production of silicon metal, silicon‑based alloys and manganese‑based alloys include metallurgical‑grade coal, charcoal, carbon electrodes, manganese ore, quartzite, wood chips, steel scrap, and other metals. While we own certain sources of raw materials, we buy some raw materials on a spot or contracted basis. The availability of these raw materials and the prices at which we purchase them from third‑party suppliers may be volatile, as they are dependent on market supply and demand. We are dependent on certain suppliers of these products, their labor union relationships, mining and lumbering regulations and output and general local economic conditions, in order to obtain raw materials in a cost efficient and timely manner.

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

The availability and prices of raw material inputs may be influenced by supply and demand, changes in world politics, unstable governments in exporting nations and inflation. The market prices of our products and raw material inputs are subject to change. We may not be able to pass a significant amount of increased input costs on to our customers. If we try to pass them on, we may lose sales and thereby revenue, in addition to having the higher costs. Additionally, we may not be able to obtain lower prices from our suppliers should our sale prices decrease.

Metals manufacturing and mining are inherently dangerous activities and any accident resulting in injury or death of personnel or prolonged production shutdowns could adversely affect our business and operations.

Metals manufacturing generally, and smelting in particular, is inherently dangerous and subject to fire, explosion and sudden major equipment failure. Quartz and coal mining are inherently dangerous and subject to numerous hazards, including collisions, equipment failure, accidents arising from the operation of large open pit mining and rock transportation equipment, dust inhalation, flooding, collapse, blasting operations and operating in extreme climatic conditions. This can and has resulted in accidents resulting in the serious injury or death of production personnel and prolonged production shutdowns. In January 2015, the death of a subcontractor at our South Africa mine caused a shutdown of production for several days. We have also experienced fatal accidents and equipment malfunctions in our manufacturing facilities in recent years, including a fire at our Bridgeport, Alabama facility in November 2011 and a fatality at our Selma, Alabama facility in October 2012. We may experience fatal accidents or equipment malfunctions in the future, which could have a material adverse effect on our business and operations.

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

Regulatory agencies have the authority under certain circumstances following significant health and safety incidents, such as fatalities, to order a mine to be temporarily or permanently closed. If this occurred, we may be required to incur capital expenditures to re‑open the mine. Environmental regulations could impose unexpected costs on our mining operations, and future regulations could increase those costs or limit our ability to produce quartz and sell coal. A failure to obtain and renew permits necessary for our mining operations could limit our production and negatively affect our business. It is also possible that we have extracted or may in the future extract quartz from territory beyond the boundary of our mining concession or mining right, which could result in penalties or other regulatory action or liabilities.

We are subject to environmental, health and safety regulations, including laws that impose substantial costs and the risk of material liabilities.

Our operations are subject to extensive foreign, federal, national, state, provincial and local environmental, health and safety laws and regulations governing, among other things, the generation, discharge, emission, storage, handling, transportation, use, treatment and disposal of hazardous substances; land use, reclamation and remediation; waste management and pollution prevention measures; greenhouse gas emissions; and the health and safety of our employees. We are also required to obtain permits from governmental authorities for certain operations, and to comply with related laws and regulations. We may not have been and may not be at all times in complete compliance with such permits and related laws and regulations. If we violate or fail to comply with these permits and related laws and regulations, we could be subject to penalties, restrictions on operations or other sanctions, obligations to install or upgrade pollution control equipment and legal claims, including for alleged personal injury or property or environmental damages. Such liability could adversely affect our reputation, business, results of operations and financial condition. In addition, in the context of an investigation, the government may impose technology upgrades to our facilities that could represent material capital expenses. For example, we have received two Notices and Findings of Violation (“NOV/FOV”) from the federal government, alleging numerous violations of the Clean Air Act relating to Globe Metallurgical Inc.’s (“GMI”) Beverly facility. Should GMI and the federal government be unable to reach a negotiated resolution of the NOV/FOVs, the government could file a formal lawsuit in federal court for injunctive relief, potentially requiring GMI to implement emission reduction measures, and for civil penalties. The statutory maximum penalty is $93,750 per day per violation, from April, 2013 to the present. See “Item 8.A.—Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings” for additional information.

Under certain environmental laws, we could be required to remediate or be held responsible for all of the costs relating to any contamination at our or our predecessors’ past or present facilities and at third party waste disposal sites. We could also be held liable under these environmental laws for sending or arranging for hazardous substances to be sent to third party disposal or treatment facilities if such facilities are found to be contaminated. Under these laws we could be held liable even if we did not know of, or did not cause, such contamination, or even if we never owned or operated the contaminated disposal or treatment facility.

There are a variety of laws and regulations in place or being considered at the international, federal, regional, state and local levels of government that restrict or are reasonably likely to restrict emissions of carbon dioxide and other greenhouse gases. These legislative and regulatory developments may cause us to incur material costs if we are required to reduce or offset greenhouse gas emissions and may result in a material increase in our energy costs due to additional regulation of power generators. Environmental laws are complex, change frequently and are likely to become more stringent in the future. Because environmental laws and regulations are becoming more stringent and new environmental laws and regulations are continuously being enacted or proposed, such as those relating to greenhouse gas emissions and climate change, the level of expenditures required for environmental matters could increase in the future. Future legislative action and regulatory initiatives could result in changes to operating permits, additional remedial actions, material changes in operations, increased capital expenditures and operating costs, increased costs of the goods we sell, and decreased demand for our products that cannot be assessed with certainty at this time.

Therefore, our costs of complying with current and future environmental laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances may adversely affect our business, results of operations and financial condition.

Compliance with existing and proposed climate change laws and regulations, could adversely affect our performance.

Under current European Union legislation, all industrial sites are subject to cap‑and‑trade programs, by which every facility with carbon emissions is required to purchase in the market emission rights for volumes of emission that exceed a certain allocated level. So far, and until 2020, the allocated level of emissions is such that the potential requirements of emissions rights purchases will have a limited impact on our business. After 2020, however, new regulations may require significant purchases of emissions rights in the market. Also, several Canadian provinces have implemented cap‑and‑trade programs. As such, our facilities in Canada and in the European Union may be required to purchase emission credits in the future (85% of the cost which may be exempted in the European Union). The requirement to purchase emissions rights in the market could result in material increased compliance costs, additional operating restrictions for our business, and an increase in the cost of the products we produce, which could have a material adverse effect on our financial position, results of operations, and liquidity.

In the United States and South Africa, some of the proposed climate change legislation would require businesses that emit greenhouse gases to buy emission credits from the government, other businesses, or through an auction process. While no such requirements applicable to our business have been adopted or have been included in the U.S. EPA’s “Clean Power Plan,” if any such program were adopted in the future, we may be required to purchase emission credits for greenhouse gas emissions resulting from our operations. Although it is not possible at this time to predict what, if any, climate change laws or regulations will be adopted, any new restrictions on greenhouse gas emissions, including a cap‑and‑trade program or an emissions tax, could result in material increased compliance costs, additional operating restrictions for our business, and an increase in the cost of the products we produce, which could have a material adverse effect on our financial position, results of operations and liquidity.

We make a significant portion of our sales to a limited number of customers, and the loss of a portion of the sales to these customers could have a material adverse effect on our revenues and profits.

In the year ended December 31, 2016, Ferroglobe’s ten largest customers accounted for approximately 42.2% of Ferroglobe’s consolidated revenue and sales corresponding to Dow Corning Corporation represented 13.7% of our sales. We expect that we will continue to derive a significant portion of our business from sales to these customers. If we were to experience a significant reduction in the amount of sales we make to some or all of these customers and could not replace these sales with sales to other customers, it could have a material adverse effect on our revenues and profits.

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

Our business benefits from antidumping and countervailing duty orders and laws that protect our products by imposing special duties on unfairly traded imports from certain countries. If these duties or laws change, certain foreign competitors might be able to compete more effectively.

Antidumping and countervailing duty orders are designed to provide relief from imports sold at unfairly low or subsidized prices by imposing special duties on such imports. As a result, such orders normally benefit domestic suppliers and foreign suppliers not covered by the orders. In the United States, antidumping duties are in effect covering silicon metal imports from China and Russia. In the European Union, antidumping duties are in place covering silicon metal from China and ferrosilicon imports from China and Russia. In Canada, antidumping and countervailing duties are in place covering silicon metal imports from China.

The current antidumping and countervailing duty orders may not remain in effect and continue to be enforced from year to year, the products and countries now covered by orders may no longer be covered, and duties may not continue to be assessed at the same rates. In the United States, rates of duty can change as a result of “administrative reviews” of antidumping and countervailing duty orders. These orders can also be revoked as a result of periodic “sunset reviews,” which determine whether the orders will continue to apply to imports from particular countries. A sunset review of the U.S. antidumping order covering silicon metal imports from China is currently being conducted. Antidumping and countervailing duties in the European Union and Canada also are subject to periodic reviews. In the European Union, such reviews can include interim reviews, expiry reviews and other types of proceedings that may result in changes in rates of duty or termination of the duties. In Canada, orders may be rescinded as a result of periodic expiry reviews. Similarly, export duties currently in place may change. For example, duties on Chinese exports of types of ferroalloys produced by Ferroglobe could be reduced. Changes in any of these factors could adversely affect our business and profitability. Finally, at times, in filing trade actions, we find ourselves acting against the interests of our customers. Some of our customers may not continue to do business with us because we filed a trade action.

In March 2017, Globe petitioned the U.S. Department of Commerce and the U.S. International Trade Commission to provide relief from unfairly traded silicon metal imports from Australia, Brazil, Kazakhstan and Norway. If these actions are successful, antidumping orders will be issued covering silicon metal imports from Australia, Brazil and Norway and countervailing duty orders will be issued covering silicon metal imports from Australia, Brazil and Kazakhstan.  In December 2016, Ferroglobe and its subsidiaries filed a complaint with the Canada Border Services Agency alleging that silicon metal from Brazil, Kazakhstan, Laos, Malaysia, Norway, Russia and Thailand is being dumped, and that silicon metal from Brazil, Kazakhstan, Malaysia, Norway and Thailand is being subsidized. If imports from these countries are found to be dumped or subsidized and to be causing injury, antidumping and countervailing duties will be imposed on such imports into Canada. If the U.S. or Canadian actions are not successful, our sales in the United States or Canada may be adversely affected.

Products we manufacture may be subject to unfair import competition that may affect our profitability.

A number of the products we manufacture, including silicon metal and ferrosilicon, are globally-traded commodities that are sold primarily on the basis of price. As a result, our sales volumes and prices may be adversely affected by influxes of imports of these products that are dumped or are subsidized by foreign governments. Our silicon metal and ferrosilicon operations have been injured by such unfair import competition in the past. The antidumping and countervailing duty laws provide a remedy for unfairly traded imports in the form of special duties imposed to offset the unfairly low pricing or subsidization. However, the process for obtaining such relief is complex and uncertain. As a result, while we have sought and obtained such relief in the past, in some cases we have not been successful. Thus, there is no assurance that such relief will be obtained, and if it is not, unfair import competition could have a material adverse effect on our business, financial condition and results of operations.

Competitive pressure from Chinese steel, aluminum, polysilicon and silicone producers may adversely affect the business of our customers, reducing demand for our products. Our customers may relocate to China, where they may not continue purchasing from us.

China’s aluminum, polysilicon and steel producing capacity exceeds local demand and has made China an increasingly larger net exporter of aluminum and steel, and the Chinese silicone manufacturing industry is growing. Chinese aluminum, polysilicon, steel and silicone producers — who are unlikely to purchase silicon metal, manganese‑ and silicon‑based alloys and other specialty metals from our plants outside of China due to the ample availability of domestic Chinese production — may gain global market share at the expense of our customers. An increase in Chinese aluminum, steel, polysilicon and silicone industry market share could adversely affect the production volumes and ultimately the business of our customers, resulting in lower sales for us, and, in turn, have a material adverse effect on our business prospects and results of operations.

Moreover, our customers might seek to relocate or refocus their operations to China or other countries with lower labor costs and higher growth rates. If they do so, these customers might choose to purchase from other suppliers of silicon metal, manganese‑ and silicon‑based alloys and other specialty metals, and this could have a material adverse effect on our business, results of operations and financial condition.

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

New labor contracts will have to be negotiated to replace expiring contracts from time to time. It is possible that new collective bargaining agreements could contain terms less favorable than the current agreements. If we are unable to satisfactorily renegotiate those labor contracts on terms acceptable to us without a work stoppage, the effects on our business could be materially adverse. Any strike or work stoppage could disrupt production schedules and delivery times, adversely affecting sales. In addition, existing labor contracts may not prevent a strike or work stoppage, and any such work stoppage could have a material adverse effect on our business.

Many of our key customers are similarly subject to union disputes and work stoppages, which may reduce their demand for our products and impede their ability to fulfil their commitments under existing contracts. In 2016, we temporarily reduced production at one of our plants as a result of a strike affecting one of our customers which resulted in delays in contract shipment dates and led to a decrease in prices for certain of our products.

We are dependent on key personnel.

Our success depends in part upon the retention of key employees. Competition for qualified personnel can be intense. Current and prospective employees may experience uncertainty about the effect of the Business Combination, which may impair our ability to attract, retain and motivate key management, sales, technical and other personnel.

If key employees depart, achieving further integration after the Business Combination may be more difficult and our business may be harmed. Furthermore, we may have to incur significant costs in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent relating to our business, and our ability to further realize the anticipated benefits of the Business Combination may be adversely affected. In addition, there could be disruptions to or distractions for the workforce and management associated with activities of labor unions or works councils or integrating employees. Accordingly, no assurance can be given that we will be able to attract or retain key employees to the same extent that we were able to attract or retain our employees prior to the Business Combination.

The success of our operations following our Business Combination, which was consummated on December 23, 2015, depends to a significant degree on the continued employment of our core senior management team. It is important that we retain the other members of our core senior management team following this change. In particular, we are dependent on the skills, knowledge and experience of Javier López Madrid, our Executive Chairman, Pedro Larrea Paguaga, our Chief Executive Officer, Joseph Ragan, our Chief Financial Officer, and Nicholas Deeming, our Chief Legal Officer and Corporate Secretary. If these employees are unable to continue in their respective roles, or if we are unable to attract and retain other skilled employees, our results of operations and financial condition could be adversely affected. We currently have employment agreements with Messrs. López Madrid, Larrea Paguaga, Ragan and Deeming. The employment agreements with Messrs. López Madrid, Larrea Paguaga, Ragan and Deeming contain certain non‑compete provisions, which may not be enforceable by us. Additionally, we are substantially dependent upon key personnel in our financial and information technology staff that enables us to meet our regulatory, contractual and financial reporting obligations, including reporting requirements under our credit facilities.

In certain circumstances, the members of our Board may have interests that may conflict with yours as a holder of ordinary shares.

Our directors have no duty to us with respect to any information such directors may obtain (i) otherwise than as our directors and (ii) in respect of which directors owe a duty of confidentiality to another person, provided that where a director’s relationship with such other person gives rise to a conflict, such conflict has been authorized by our Board in accordance with our articles of association (“Articles”). Our Articles provide that a director shall not be in breach of the general duties directors owe to us pursuant to the UK Companies Act 2006 because such director:

●	fails to disclose any such information to our Board, directors or officers; or
●	fails to use or apply any such information in performing such director’s duties as a director.
In such circumstances, certain interests of the members of our Board may not be aligned with your interests as a holder of ordinary shares, and the members of our Board may engage in certain business and other transactions without any accountability or obligation to us.

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

The combination of two independent companies is a complex, costly and time-consuming process. As a result, we are required to devote significant management attention and resources to integrating our business practices and operations. The integration process may disrupt our business and, if implemented ineffectively, could preclude realization of the full benefits expected. Failure to meet the challenges involved in successfully integrating our operations or otherwise to realize the anticipated benefits of the Business Combination could cause an interruption of our activities and could seriously harm our results of operations. In addition, the overall integration of the two companies may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of client relationships, and diversion of management’s attention, and may cause our stock price to decline. The difficulties of combining the operations of the companies include, among others:

●	managing a significantly larger company;

●	coordinating geographically separate organizations;
●	the potential diversion of management focus and resources from other strategic opportunities and from operational matters;
●	retaining existing customers and attracting new customers;
●	maintaining employee morale and retaining key management and other employees;
●	integrating two unique business cultures, which may prove to be incompatible;
●	the possibility of faulty assumptions underlying expectations regarding the integration process;
●	issues in achieving anticipated operating efficiencies, business opportunities and growth prospects;
●	consolidating corporate and administrative infrastructures and eliminating duplicative operations;
●	issues in integrating information technology, communications and other systems;
●	changes in applicable laws and regulations;
●	changes in tax laws (including under applicable tax treaties) and regulations or to the interpretation of such tax laws or regulations by the governmental authorities; and
●	managing tax costs or inefficiencies associated with integrating our operations.

Many of these factors are outside of our control and any one of them could result in increased costs, decreased revenues and diversion of management’s time and energy, which could materially impact our businesses, financial condition and results of operations. In addition, even if the operations are integrated successfully, we may not realize the full benefits of the Business Combination, including the synergies, cost savings or sales or growth opportunities that we expect. These benefits may not be achieved within the anticipated time frame, or at all. As a result, we cannot assure our shareholders that the Business Combination will result in the realization of the full benefits anticipated.

Because the proceeds of the R&W Policy will not be sufficient to fully compensate for losses attributable to breaches of representations and warranties made by Grupo VM and FerroAtlántica in the Business Combination Agreement, and the proceeds under the R&W Policy are required to be distributed to the holders of the Trust Units, we may be required to use our existing cash on hand or draw under our credit facility to fund any actual loss incurred.

We purchased a Representations and Warranties insurance policy (the “R&W Policy”) in connection with the Business Combination to insure us against breaches of certain representations and warranties made by Grupo Villar Mir S.A.U. (“Grupo VM”) and FerroAtlántica in the Business Combination Agreement (as defined below). The R&W Policy has a face amount equal to $50,000,000 and is subject to an initial retention amount of $10,000,000, as well as other limitations and conditions. As a result of Grupo VM’s ownership of the Company following completion of the Business Combination, the R&W Policy only provides insurance to the extent of approximately 43% of insurable losses incurred by us. Accordingly, the proceeds of the R&W Policy will not be sufficient to fully compensate for losses attributable to breaches of representations and warranties made by Grupo VM and FerroAtlántica. In addition, we will not be able to recover losses attributable to breaches of representations and warranties that are excluded from the R&W Policy (including, for example, any purchase price, net worth or similar adjustment provisions of the Business Combination Agreement (hereinafter “Business Combination Agreement” or “BCA”), transfer pricing, environmental or pollution matters, the intended tax treatment of the Business Combination, etc.), or losses that would result in payments under the R&W Policy in excess of the $50,000,000 face amount of the R&W Policy.

On November 18, 2016, Ferroglobe completed the distribution to the holders of our ordinary shares at the time of beneficial interest units (the “Trust Units”) in a newly formed Delaware Statutory Trust, Ferroglobe Representation and Warranty Insurance Trust (“Ferroglobe R&W Trust”), to which Ferroglobe had assigned its interest in the R&W Policy. Under the Articles, we are required to distribute the aggregate net proceeds under the R&W Policy, if any, to the holders of the Trust Units. We are not permitted to retain the net proceeds, if any, under the R&W Policy. Accordingly, if we suffer a loss that is otherwise recoverable under the R&W Policy, but use the net proceeds of the R&W Policy to fund the required distribution to the holders of the Trust Units, we will be required to use our existing cash on hand or draws under our credit facility to fund the actual loss incurred. Losses attributable to breaches of representations and warranties by Grupo VM or FerroAtlántica could have a material adverse effect on our business, financial condition and results of operations.

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

Grupo VM, our principal shareholder, has significant voting power with respect to corporate matters considered by our shareholders.

Our principal shareholder, Grupo VM, owns shares representing approximately 55% of the aggregate voting power of our capital stock. By virtue of Grupo VM’s voting power, as well as Grupo VM’s representation on the Board, Grupo VM will have significant influence over the outcome of any corporate transaction or other matters submitted to our shareholders for approval. Grupo VM will be able to block any such matter, including ordinary resolutions, which, under English law, require approval by a majority of outstanding shares cast in the vote. Grupo VM will also be able to block any special resolutions, which, under English law, requires approval by the holders of at least 75% of the outstanding shares entitled to vote and voting on the resolution, such as an amendment of the Articles or the exclusion of preemptive rights. Our principal shareholder has, and will continue to have, directly or indirectly, the power, among other things, to affect our legal and capital structure and our day-to-day operations, as well as the ability to elect and change our management and to approve other changes to our operations.

Grupo VM, who owns approximately 55% of our outstanding shares, has pledged all of its shares to secure its obligations to Crédit Agricole Corporate and Investment Bank, Banco Santander and HSBC; if Grupo VM defaults on the underlying loan, we could experience a change in control.

Grupo VM guaranteed its obligations pursuant to a credit agreement (the “GVM Credit Agreement”), which matures in March 2018, which allows them to borrow up to €415 million (“GVM Loan”). In March 2015, Grupo VM entered into a security and pledge agreement, as amended on December 23, 2015 (the “GVM Pledge Agreement”), with Crédit Agricole Corporate and Investment Bank, Banco Santander and HSBC (the “Lenders”), pursuant to which Grupo VM agreed to pledge all of its shares to the Lenders to secure the outstanding GVM Loan. In the event Grupo VM defaults under the GVM Credit Agreement, the Lenders may foreclose on the shares subject to the pledge. In such case, we could experience a change of control. Upon a change in control, we may be required, among other things, immediately to repay the outstanding principal, any accrued interest on and any other amounts owed by us under one or more of our bank facilities or our other debt. The source of funds for these repayments would be our available cash or cash generated from other sources. If we do not have sufficient funds available upon a change of control to make these repayments, third party financing could be required to provide the necessary funds, which financing could be prohibited under our other debt agreements. In addition, certain other contracts we are party to from time to time may contain change of control provisions. Upon a change in control, such provisions may be triggered, which could cause our contracts to be terminated or give rise to other obligations, each of which could have a material adverse effect on our business, financial condition and results of operations.

We may engage in related party transactions with affiliates of Grupo VM, our principal shareholder.

Conflicts of interest may arise between our principal shareholder and your interests as a shareholder. Our principal shareholder has, and will continue to have, directly or indirectly, the power, among other things, to affect our day-to-day operations, including the pursuit of related party transactions. We have entered, and may in the future enter, into agreements with companies who are affiliates of Grupo VM, our principal shareholder. Such agreements have been approved by, or would be subject to the approval of, the Board. The terms of such agreements may present material risks to our business and results of operations. For example, we recently entered into a series of projects and an agreement in respect of a joint venture with Aurinka, which is partly owned by Mr. Javier López Madrid, our Executive Chairman, and a Grupo VM affiliate. We have also entered into a number of other agreements with affiliates of Grupo VM with respect to the provision of information technology and data processing services and the management of certain aspects of our hydroelectric plants. See “Item 7.B.—Major Shareholders and Related Party Transactions—Related Party Transactions.”

We are exposed to significant risks in relation to compliance with anti-corruption laws and regulations, economic sanctions programs and laws against human trafficking and slavery.

Doing business on a worldwide basis requires us to comply with the laws and regulations of various jurisdictions. In particular, our international operations are subject to anti-corruption laws and regulations, such as the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”), the UK Bribery Act of 2010 (the “Bribery Act”), economic sanctions programs, including those administered by the UN, EU and OFAC and regulations set forth under the Comprehensive Iran Accountability Divestment Act, and laws against human trafficking and slavery, such as the UK Modern Slavery Act 2015 (“Modern Slavery Act”).

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

In addition, we are subject to certain disclosure obligations under the Modern Slavery Act, which was recently introduced in the United Kingdom. The Modern Slavery Act requires any commercial organization that carries on a business or part of a business in the United Kingdom which (i) supplies goods or services and (ii) has an annual global turnover of £36 million to prepare a slavery and human trafficking statement for each financial year ending on or after March 31, 2016. In this statement, the commercial organization must set out the steps it has taken to ensure there is no modern slavery in its own business and its supply chain, or provide an appropriate negative statement. The UK Secretary of State may enforce the duty to prepare a slavery and human trafficking statement by means of civil proceedings against the organization concerned. In light of the international nature of our operations and the regions in which we operate, it may be difficult for us to effectively detect instances of modern slavery in certain of our supply chains that would be subject to the disclosure requirements. To the extent that we are found to be non-compliant with the Modern Slavery Act, whether or not we have knowledge of such non-compliance, we may face governmental or other regulatory sanctions.

We seek to build and continuously improve our systems of internal controls and to remedy any weaknesses identified. There can be no assurance, however, that the policies and procedures will be followed at all times or effectively detect and prevent violations of the applicable laws by one or more of our employees, consultants, agents, partners or suppliers and, as a result, we could be subject to penalties and material adverse consequences on our business, financial condition or results of operations.

We operate in a highly competitive industry.

The silicon metal market and the silicon‑based and manganese‑based alloys markets are global, capital intensive and highly competitive. Our competitors may have greater financial resources, as well as other strategic advantages, to maintain, improve and possibly expand their facilities, and, as a result, they may be better positioned to adapt to changes in the industry or the global economy. The advantages that our competitors have over us could have a material adverse effect on our business. In addition, new entrants may increase competition in our industry, which could have a material adverse effect on our business. An increase in the use of substitutes for certain of our products also could have a material adverse effect on our financial condition and operations.

Though we are not currently operating at full capacity, we have historically operated at near the maximum capacity of our operating facilities. Because the cost of increasing capacity may be prohibitively expensive, we may have difficulty increasing our production and profits.

Our facilities are able to manufacture, collectively, approximately 399,200 tons of silicon metal (excluding Dow Corning’s portion of the capacity of our Alloy, West Virginia and Becancour, Quebec plants), 376,500 tons of silicon-based alloys and 423,500 tons of manganese-based alloys on an annual basis. Our ability to increase production and revenues will depend on expanding existing facilities or opening new ones. Increasing capacity is difficult because:

●
adding new production capacity to an existing silicon plant to produce approximately 30,000 tons of metallurgical grade silicon would cost approximately $120,000,000 and take at least 12 to 18 months to complete once permits are obtained, which could take more than a year;

●	a greenfield development project would take at least three to five years to complete and would require significant capital expenditure and environmental compliance costs; and
●	obtaining sufficient and dependable power at competitive rates near areas with the required natural resources is difficult to accomplish.
We may not have sufficient funds to expand existing facilities or open new ones and may be required to incur significant debt to do so, which could have a material adverse effect on our business.

Our actual financial position and results of operations may differ materially from certain of the financial data included in this annual report, and the historical financial information included in this annual report may not be representative of our results for the periods presented or future periods.

Ferroglobe was formed with the consummation of the Business Combination on December 23, 2015. FerroAtlántica is the Company’s “Predecessor” for accounting purposes. Therefore, the historical data and results of Ferroglobe for the 2015 fiscal year are composed of the results of:

●	Ferroglobe PLC as of December 31, 2015 and for the period beginning February 5, 2015 (inception of the entity) and ended December 31, 2015;
●	FerroAtlántica, the Company’s “Predecessor,” for the twelve month period ended December 31, 2015; and
●	Globe for the eight day period ended December 31, 2015.
The historical data and results of fiscal years before 2015 correspond exclusively to the Predecessor, unless otherwise expressly stated. This affects the comparability of our historical data and results for the year ended December 31, 2015 and any subsequent periods with our historical data and results for any previous periods.

Furthermore, the historical financial information included in this annual report may not be indicative of our future financial performance or our ability to meet our obligations.

We are subject to restrictive covenants under our credit facilities. These covenants could significantly affect the way in which we conduct our business. Our failure to comply with these covenants could lead to an acceleration of our debt.

We entered into credit facilities that contain covenants that at certain levels, among other things, restrict our ability to sell assets; incur, repay or refinance indebtedness; create liens; make investments; engage in mergers or acquisitions; pay dividends, including to us; repurchase stock; or make capital expenditures. These credit facilities also require compliance with specified financial covenants, including minimum interest coverage and maximum leverage ratios. We cannot borrow under the credit facilities if the additional borrowings would cause a breach of the financial covenants. Further, a significant portion of our assets are pledged to secure the indebtedness. For example, certain equity interests and assets are pledged to secure the Amended Revolving Credit Facility.

We may breach, and we have in the past breached, certain covenants under our credit facilities, including financial maintenance covenants under the Existing Revolving Credit Facility as of and for the three months ended September 30 and December 31, 2016. Our ability to comply with the applicable covenants may be affected by events beyond our control. The breach of any of the covenants contained in the credit facilities, unless waived, would be a default. This would permit the lenders to terminate their commitments to extend credit under, and accelerate the maturity of, the facility. The acceleration of debt could have a material adverse effect on our financial condition and liquidity. If we were unable to repay our debt to the lenders and holders or otherwise obtain a waiver from the lenders and holders, the lenders and holders could proceed against the collateral securing the credit facilities and exercise all other rights available to them. We may not have sufficient funds to make these accelerated payments and may not be able to obtain any such waiver on acceptable terms or at all.

Our insurance costs may increase, and we may experience additional exclusions and limitations on coverage in the future.

We have maintained various forms of insurance, including insurance covering claims related to our properties and risks associated with our operations. Our existing property and liability insurance coverage contains exclusions and limitations on coverage. From time to time, in connection with renewals of insurance, we have experienced additional exclusions and limitations on coverage, larger self‑insured retentions and deductibles and significantly higher premiums. For example, as a result of the fire at our facility in Bridgeport, Alabama, our business interruption insurance premium has increased significantly. As a result, in the future, our insurance coverage may not cover claims to the extent that it has in the past and the costs that we incur to procure insurance may increase significantly, either of which could have an adverse effect on our results of operations.

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

Our international operations and sales will expose us to risks that are more significant in developing markets than in developed markets and which could negatively impact our future sales or profitability. Our operations may not develop in the same way or at the same rate as might be expected in a country with an economy similar to western countries. The additional risks that we may be exposed to in these cases include, but are not limited to:

●	tariffs and trade barriers;
●	recessionary trends, inflation or instability of financial markets;
●	currency fluctuations, which could decrease our revenues or increase our costs in U.S. Dollars;
●	regulations related to customs and import/export matters;
●	tax issues, such as tax law changes, changes in tax treaties and variations in tax laws;
●	changes in regulations that affect our business such as more stringent environmental requirements or sudden and unexpected raises in power rates;

●	limited access to qualified staff;
●	inadequate infrastructure;
●	cultural and language differences;
●	inadequate banking systems;
●	different and/or more stringent environmental laws and regulations;
●	restrictions on the repatriation of profits or payment of dividends;
●	crime, strikes, riots, civil disturbances, terrorist attacks or wars;
●	nationalization or expropriation of property;
●	law enforcement authorities and courts that are weak or inexperienced in commercial matters; and
●	deterioration of political relations among countries.

Ferroglobe’s competitive strength, among others, as a low-cost producer is partly tied to the value of the currency where we operate compared to other currencies. Currencies have fluctuated significantly especially in recent years.

Exchange controls and restrictions on transfers abroad and capital inflow restrictions have limited, and can be expected to continue to limit, the availability of international credit. For example, the results of our Venezuelan subsidiary have been adversely affected by changes to exchange rate policies, and while Argentina recently lifted its restrictions limiting the ability of companies to buy foreign currency and to make dividend payments abroad, it devalued the peso, which is likely to fuel inflation and increase operating costs.

The critical social, political and economic conditions in Venezuela have adversely affected, and may continue to adversely affect, our results of operations.

In recent years, the Venezuelan government has continuously devalued the Bolívar and inflation has left the local economy in a critical state. This has led to a shortage of basic materials and parts and difficulties in importing raw materials. In 2016, we idled our Venezuelan operations and, at the time, determined the recoverable amount of the long‑lived assets based on the fair value of the assets less costs to dispose of the facility and concluded that the costs to dispose of the facility exceeded the fair value of the assets, primarily due to political and financial instability in Venezuela. Accordingly, we wrote down the full value of our Venezuelan operations. We are currently partially operating the facility and making products for the domestic market with the intention of operating to achieve results that are cash flow neutral. If the critical social, political and economic conditions in Venezuela continue or worsen, our business, results of operations and financial condition could be adversely affected.

We are exposed to foreign currency exchange risk and our business and results of operations may be negatively affected by the fluctuation of different currencies.

We transact business in numerous countries around the world and expect that a significant portion of our business will continue to take place in international markets. We prepare our consolidated financial statements in U.S. Dollars, while the financial statements of each of our subsidiaries will be prepared in the functional currency of that entity. Accordingly, fluctuations in the exchange rates will impact our results of operations and financial condition. As such, it is expected that our revenues and earnings will continue to be exposed to the risks that may arise from fluctuations in foreign currency exchange rates, which could have a material adverse effect on our business, results of operations or financial condition.

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

Colombia and the United States are among the preferred sources for the coal required for the production of silicon alloys and the vast majority of the industry is supplied from these two countries. In the year ended December 31, 2016, approximately 76% of our coal was purchased from third parties. Of our third party purchases, approximately 65% came from Colombia. Additionally, in 2016, the vast majority of manganese ore purchased by us came from suppliers located in South Africa and Gabon, which supplied approximately 96% of the manganese ore purchased by us in 2016. We do not control these third party suppliers, and rely on them to provide their products and perform their services in accordance with the terms of their contracts, which increases our vulnerability to problems with the products and services they provide. If these suppliers fail to provide us with the required raw material in a timely manner or at all, or if the quantity or quality of the raw material provided is lower than that contractually agreed, we may not be successful in procuring adequate supplies of raw materials from alternative sources on terms as favorable. Such events could have a material adverse effect on our reputation, business, results of operations and financial condition. Additionally, any economic, social, political or other factor adversely affecting the economies of Colombia, South Africa and Gabon might adversely affect the ability of suppliers from those countries to provide their products to us, in which case we might not be able to procure the required raw materials from other sources in a timely manner, at comparable costs or at all, which could have a material adverse effect on our reputation, business, results of operations and financial condition.

We may be unable to successfully develop our planned investments in the construction of new capacity or in the expansion and improvement of existing facilities and this could have a material adverse effect on our business prospects, financial condition and results of operations.

We are, or may be, engaged in significant capital improvements to our existing facilities or in the addition of capacity to those facilities. We also may be engaged in development and construction of new facilities. Should any such efforts be unsuccessful or not completed in a timely manner, we could be subject to additional costs or impairments which could have a material adverse effect on our business prospects, financial condition and results of operations.

If hydrology conditions at our hydropower facilities are unfavorable or below our estimates, our electricity production, and therefore our revenue, may be substantially below our expectations.

The revenues generated by our hydroelectric operations are proportional to the amount of electricity generated, which, in turn, is entirely dependent upon available water flows. Operating results for our plants may vary significantly from period to period depending on the water flows during the periods in question. Hydrology conditions have natural variations from season to season and from year to year and may also change permanently because of climate change or other factors.

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

We are pursuing a strategic disposal of our hydroelectric power operations in Spain and France, and have entered into a definitive agreement with respect to the disposal of our hydroelectric power operations in Spain with an experienced and reputable owner and operator of renewable energy businesses.

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

In Spain, the use and exploitation of the hydropower plants located in Aragón and Galicia are not only subject to the limitations imposed on their concession titles, but also to the limitations imposed by environmental regulation related to ecological flows. Power generation and the use of water at all hydropower plants must meet the ecological flow requirements set out in the Spanish National Hydrological Plan and the various provisions and acts of the Spanish Water Administration. Any further restrictions on our ability to use water at these plants would negatively impact our hydropower production, which would further expose us to increases in power prices in Spain.

In the United States, our hydropower supply is provided by Brookfield Renewable Power (“BRP”). BRP is currently in the process of renewing their hydropower license, which is set to expire on December 31, 2017. The Federal Energy Regulatory Commission (“FERC”) has a process of license renewal which includes public meetings and participation by interested parties. The white water rafting industry has requested that additional water be permitted to bypass the hydro facility to facilitate increased white water rafting opportunities. If the FERC ultimately grants this request and imposes this condition on BRP’s new license, this will result in a loss of water for the hydro facility which would increase the electricity and production cost for our WVA Manufacturing facility.

We are pursuing a strategic disposal of our hydroelectric power operations in Spain and France, and have entered into a definitive agreement with respect to the disposal of our hydroelectric power operations in Spain with an experienced and reputable owner and operator of renewable energy businesses.

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

Our hydropower generation assets and other equipment may not continue to perform as they have in the past or as they are expected. Any equipment failure due to wear and tear, latent defect, design error or operator error, early obsolescence, natural disaster or other force majeure event could cause significant losses in operational capacity and repairing such failures could require us to expend significant amounts of capital and other resources, which could have a material adverse effect on our business and operations. Such failures could result in damage to the environment or damages and harm to third parties or the public, which could expose us to significant liability.

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

We rely on proprietary technologies and technical capabilities in order to compete effectively and produce high quality silicon metal and silicon-based alloys. Some of these proprietary technologies that we rely on are:

●	computerized technology that monitors and controls production furnaces;

●	electrode technology and operational know‑how;
●	metallurgical process for the production of solar‑grade silicon metal;
●	production software that monitors the introduction of additives to alloys, allowing the precise formulation of the chemical composition of products; and
●	flowcaster equipment, which maintains certain characteristics of silicon‑based alloys as they are cast.

We are subject to a risk that:

●	we may not have sufficient funds to develop new technology and to implement effectively our technologies as competitors improve their processes;
●	if implemented, our technologies may not work as planned; and
●	our proprietary technologies may be challenged and we may not be able to protect our rights to these technologies.
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

We also rely on trade secrets, know‑how and continuing technological advancement to maintain our competitive position. We may not be able to effectively protect our rights to unpatented trade secrets and know‑how.

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

At the closing of the Business Combination, our Board formed a three‑member standing committee, composed of two independent Globe directors and one independent Grupo VM director (the “BCA Special Committee”). The BCA Special Committee takes action by majority vote. The functions of the BCA Special Committee include responsibility for, among other things, the evaluation of potential claims for losses and enforcement of the indemnification rights under the Business Combination Agreement. The BCA Special Committee performs its duties on behalf of and in the best interests of us and our shareholders but excluding Grupo VM. Grupo VM deals exclusively with the BCA Special Committee on all indemnity matters under the Business Combination Agreement. It is uncertain whether the BCA Special Committee will be able to effectively perform its duties as contemplated by the Business Combination Agreement or whether the BCA Special Committee will have the appropriate authority to implement the actions it wishes to take. Further, if the BCA Special Committee decides to pursue enforcement action against Grupo VM or under the R&W Policy, such action could negatively impact our and the BCA Special Committee members’ relationships with Grupo VM and the members of our Board designated by Grupo VM, which could impact the effective functioning of our Board and have an adverse impact on our business.

Our business operations may be impacted by various types of claims, lawsuits, and other contingent obligations.

We are involved in various legal and regulatory proceedings including those that arise in the ordinary course of our business. We estimate such potential claims and contingent liabilities and, where appropriate, record provisions to address these contingent liabilities. The ultimate outcome of the legal matters pending against us is uncertain, and although such claims, lawsuits and other legal matters are not expected individually to have a material adverse effect on our financial condition or results of operations, such matters could have, in the aggregate, a material adverse effect on our financial condition or results of operations. Furthermore, we could, in the future, be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our results of operations in any particular period. While we maintain insurance coverage with respect to certain claims, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against any such claims. See “Item 8.A.—Financial Information—Consolidated Statements and Other Financial Information—Legal proceedings” for additional information regarding legal proceedings to which we are subject.

We are exposed to changes in market conditions for our products and such conditions are dependent upon factors beyond our control.

Our industry is affected by economic conditions in our markets, including changes in national, regional and local unemployment levels, changes in national, regional and local economic development plans and budgets, shifts in consumer spending patterns, credit availability, and business and consumer confidence. Disruptions in the overall economy and volatility in the financial markets could reduce consumer confidence, negatively affecting consumer spending, which could be harmful to our financial position and results of operations. For example, the global economic crisis that began in 2008 increased unemployment and reduced the financial capacity of businesses and consumers in the markets in which we operate. The outlook for the global economy in the near‑ to medium‑term remains uncertain due to several factors, including geopolitical risks and concerns around global growth and stability. Despite signs of economic recovery in certain geographic markets, global financial markets have experienced considerable volatility from uncertainty surrounding the level and sustainability of the sovereign debt of various countries. Concerns also remain regarding the sustainability of the European Monetary Union and its common currency, the Euro, in their current form, particularly following the vote in favour of the United Kingdom’s exit from the European Union in June 2016 and in light of elections to be held in several European countries in 2017.

We are not able to predict the timing or rate at which economic conditions in our markets may recover, nor are we able to predict the timing or duration of any other downturn in the economy that may occur in the future.

We may be unable to complete the potential Hydroelectric Sale.

While we are pursuing a strategic disposal of our hydroelectric power operations in Spain and France, and have entered into a definitive agreement with respect to the disposal of our hydroelectric power operations in Spain with an experienced and reputable owner and operator of renewable energy businesses, any such disposal would be subject to certain conditions, including receipt of applicable governmental approvals. A failure to complete such disposal would result in an inability to repay certain existing indebtedness and thus reduce our leverage and may adversely affect our ability to maintain our liquidity and meet our financial obligations.

Cybersecurity breaches and threats could disrupt our business operations and result in the loss of critical and confidential information.

We rely on the effective functioning and availability of our information technology and communication systems and the security of such systems for the secure processing, storage and transmission of confidential information. The sophistication and magnitude of cybersecurity incidents are increasing and include, among other things, unauthorized access, computer viruses, deceptive communications and malware. Information technology security processes may not effectively detect or prevent cybersecurity breaches or threats and the measures we have taken to protect against such incidents may not be sufficient to anticipate or prevent rapidly evolving types of cyber-attacks. Breaches of the security of our information technology and communication systems could result in destruction or corruption of data, the misappropriation, corruption or loss of critical or confidential information, business disruption, reputational damage, litigation and remediation costs.

Risks Related to Our Capital Structure

We have recorded a significant amount of goodwill and we may not realize the full value thereof.

We have recorded a significant amount of goodwill. Total goodwill, which represents the excess of the cost of acquisitions over our interest in the net fair value of the assets acquired and liabilities and contingent liabilities assumed, was $230 million as of December 31, 2016, or 11% of our total assets. Goodwill is recorded on the date of acquisition and, in accordance with IFRS, is tested for impairment annually and whenever there is any indication of impairment. Impairment may result from, among other things, deterioration in our performance, a decline in expected future cash flows, adverse market conditions, adverse changes in applicable laws and regulations (including changes that restrict or otherwise affect our mining and other operating activities) and a variety of other factors. The amount of any impairment must be expensed immediately as a charge to our income statement. For example, in 2016, in connection with our annual goodwill impairment test, the Company recognized an impairment charge of $193,000,000 related to the partial impairment of goodwill in North America, which was recorded as a result of Business Combination, resulting from a sustained decline in sales prices that continued throughout 2016 and which caused the Company to revise its expected future cash flows from its North American business operations.  See “Item 5.A.—Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies—Goodwill.” Our forecasts present inevitable elements of uncertainty due to the unpredictability related to the occurrence of future events and the characteristics of the relevant market; therefore, our ability to meet our directors’ forecasts may affect future evaluations, including goodwill assessment. Furthermore, any future impairment of goodwill may result in material reductions of our income and equity under IFRS.

Our significant leverage may make it difficult for us to service our debt and operate our business.

We have a substantial amount of outstanding indebtedness with significant debt service requirements. Our significant leverage could have important consequences, including:

●	making it more difficult for us to satisfy our obligations with respect to our indebtedness;
●
requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thus reducing the availability of our cash flow to fund internal growth through working capital and capital expenditures and for other general corporate purposes;

●	increasing our vulnerability to a downturn in our business or economic or industry conditions;
●	placing us at a competitive disadvantage compared to our competitors that have less indebtedness in relation to cash flow;
●	limiting our flexibility in planning for or reacting to changes in our business and our industry;
●	restricting us from investing in growing our business, pursuing strategic acquisitions and exploiting certain business opportunities; and
●	limiting, among other things, our and our subsidiaries’ ability to incur additional indebtedness or raise equity capital in the future and increasing the costs of such additional financings.

Our ability to service our indebtedness will depend on our future performance and liquidity, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors. Many of these factors are beyond our control. We may not be able to generate enough cash flow from operations or obtain enough capital to service our indebtedness or fund our planned capital expenditures. If we cannot service our indebtedness and meet our other obligations and commitments, we might be required to refinance our indebtedness, obtain additional financing, delay planned capital expenditures or to dispose of assets to obtain funds for such purpose. We cannot assure you that any refinancing or asset dispositions could be effected on a timely basis or on satisfactory terms, if at all, or would be permitted by the terms of our debt instruments.

We are subject to restrictive covenants under our financing agreements, which could impair our ability to run our business.

Restrictive covenants under our financing agreements, including the Indenture and the Amended Revolving Credit Facility, may restrict our ability to operate our business. Our failure to comply with these covenants, including as a result of events beyond our control, could result in an event of default that could materially and adversely affect our business, results of operations and financial condition.

In particular, the Indenture and the Amended Revolving Credit Facility contain negative covenants restricting, among other things, our ability to:

●	make certain advances, loans or investments;
●	incur indebtedness or issue guarantees;
●	create security;
●	sell, lease, transfer or dispose of assets;
●	merge or consolidate with other companies;
●	transfer all or substantially all of our assets;
●	make a substantial change to the general nature of our business;
●	pay dividends and make other restricted payments;
●	create or incur liens;
●	agree to limitations on the ability of our subsidiaries to pay dividends or make other distributions;
●	engage in sales of assets and subsidiary stock;
●	enter into transactions with affiliates;
●	amend organizational documents;
●	enter into sale-leaseback transactions; and
●	enter into agreements that contain a negative pledge.
All of these limitations are subject to significant exceptions and qualifications.

The restrictions contained in our financing agreements could affect our ability to operate our business and may limit our ability to react to market conditions or take advantage of potential business opportunities as they arise. For example, such restrictions could adversely affect our ability to finance our operations, make strategic acquisitions, investments or alliances, restructure our organization or finance our capital needs. Additionally, our ability to comply with these covenants and restrictions may be affected by events beyond our control. These include prevailing economic, financial and industry conditions. If we breach any of these covenants or restrictions, we could be in default under our financing agreements.

If there were an event of default under any of our debt instruments that is not cured or waived, the holders of the defaulted debt could terminate their commitments thereunder and cause all amounts outstanding with respect to such indebtedness to be due and payable immediately, which, in turn, could result in cross-defaults under our other debt instruments. Any such actions could force us into bankruptcy or liquidation.

We may not be able to generate sufficient cash to pay our accounts payable, meet our debt service obligations, or meet our obligations under other financing agreements, in which case our creditors could declare all amounts owed to them due and payable, leading to liquidity constraints.

Our ability to make interest payments and to meet our other debt service obligations, or to refinance our debt, depends on our future operating and financial performance, which, in turn, depends on our ability to successfully implement our business strategies and plans as well as general economic, financial, competitive, regulatory and other factors that are beyond our control. If we cannot generate sufficient cash to meet our debt service requirements, we may, among other things, need to refinance all or a portion of our debt to obtain additional financing, delay planned capital expenditures or investments or sell material assets.

If we are not able to refinance any of our debt, obtain additional financing or sell assets on commercially reasonable terms or at all, we may not be able to satisfy our debt obligations. If we are also unable to satisfy our obligations on other financing arrangements, we could be in default under our existing financing agreements or other relevant financing agreements that we may enter into in the future. In the event of certain defaults under existing agreements, the lenders under the respective facilities or financing instruments could take certain actions, including terminating their commitments and declaring all amounts that we have borrowed under our credit facilities and other indebtedness to be due and payable, together with accrued and unpaid interest. Such a default, or a failure to make interest payments, could mean that borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may, as a result, also be accelerated and become due and payable. If the debt under any of the material financing arrangements that we have entered into or will subsequently enter into were to be accelerated, our assets may be insufficient to repay the outstanding debt in full. Any such actions could force us into bankruptcy or liquidation, and we might not be able to repay our obligations under our financing agreements in such an event.

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

Our share price may be volatile.  The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies.  As a result of this volatility, you may not be able to sell your ordinary shares at or above the price at which you purchase our ordinary shares.  The market price for our ordinary shares may be influenced by many factors, including:

●	the success of competitive products or technologies;
●	regulatory developments in the United States and foreign countries;
●	developments or disputes concerning patents or other proprietary rights;
●	the recruitment or departure of key personnel;
●	quarterly or annual variations in our financial results or those of companies that are perceived to be similar to us;
●	market conditions in the industries in which we compete and issuance of new or changed securities analysts’ reports or recommendations;
●	the failure of securities analysts to cover our ordinary shares or changes in financial estimates by analysts;
●	the inability to meet the financial estimates of analysts who follow our ordinary shares;
●	investor perception of our Company and of the industry in which we compete; and
●	general economic, political and market conditions.

If securities or industry analysts do not publish or cease publishing research reports about us, if they adversely change their recommendations regarding our ordinary shares or if our operating results do not meet their expectations, the price of our ordinary shares could decline.

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors.  Securities and industry analysts currently publish limited research on us.  If there is limited or no securities or industry analyst coverage of us, the market price and trading volume of our ordinary shares would likely be negatively impacted.  Moreover, if any of the analysts who may cover us downgrade our ordinary shares, provide more favorable relative recommendations about our competitors or if our operating results or prospects do not meet their expectations, the market price of our ordinary shares could decline.  If any of the analysts who may cover us were to cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause our share price or trading volume to decline.

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

As a foreign private issuer, the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the U.S. Securities Exchange Act of 1934, as amended (“U.S. Exchange Act”).  Although we intend to report periodic financial results and certain material events, we are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence.  In addition, we are exempt from the SEC’s proxy rules, and proxy statements that we distribute will not be subject to review by the SEC.  Our exemption from Section 16 rules regarding sales of ordinary shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to this part of the U.S. Exchange Act.  As a result, you may not have all the data that you are accustomed to having when making investment decisions with respect to domestic U.S. public companies.

As a “controlled company” within the meaning of the corporate governance standards of NASDAQ, we may elect not to comply with certain corporate governance requirements, including:

●	the requirement that a majority of our Board consist of independent directors;
●	the requirement that our Board have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
●
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

Furthermore, NASDAQ Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on home country corporate governance practices in lieu of certain of the rules in the NASDAQ Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with NASDAQ’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii).  Although we are permitted to follow certain corporate governance rules that conform to U.K. requirements in lieu of many of the NASDAQ corporate governance rules, we intend to comply with the NASDAQ corporate governance rules applicable to foreign private issuers.  Accordingly, our shareholders will not have the same protections afforded to stockholders of U.S. companies that are subject to all of the corporate governance requirements of NASDAQ.

We have identified material weaknesses in our internal control over financial reporting. Failure to remediate the identified material weakness or establish and maintain effective internal control over financial reporting could result in material misstatements in our financial statements or a failure to meet our reporting obligations, which could also impact the market price of our ordinary shares or our ability to remain listed on NASDAQ.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. We are required under Section 404(a) of the Sarbanes-Oxley Act to furnish a report by management on, among other things, the effectiveness of our internal controls over financial reporting. This assessment includes disclosure of any material weaknesses identified by our management in our internal controls over financial reporting. A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of our consolidated financial statements for the year ended December 31, 2016, we and our independent registered public accounting firm carried out an evaluation of the effectiveness of our internal controls over financial reporting and concluded that there were material weaknesses in relation to (a) the Control Environment, Control Activities and Monitoring function and (b) Revenue recognition related to cut-off. These material weaknesses resulted from several factors as described in “Item 15.B.—Controls and Procedures—Management’s annual report on internal control over financial reporting” below.  As a consequence of these material weaknesses, management concluded that our internal control over financial reporting and, consequently, our disclosure controls and procedures, were not effective as of December 31, 2016.  However, all identified misstatements were corrected in the financial statements as of December 31, 2016 and, notwithstanding these material weaknesses and management’s assessment that internal control over financial reporting was ineffective as of December 31, 2016, our management believes that the consolidated financial statements included in this annual report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.

We are taking, and will continue to take, measures to remediate the causes of these material weaknesses. However, failure to effectively remediate these material weaknesses or establish and maintain effective internal control over financial reporting could result in material misstatements in our financial statements or a failure to meet our reporting obligations. This, in turn, could negatively impact our business and operating results, the market price of our ordinary shares and our ability to remain listed on NASDAQ.

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

Under English law, we may only declare dividends, make distributions or repurchase shares out of distributable reserves of the Company or distributable profits. “Distributable profits” are a company’s accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made, as reported to the Companies House.  In addition, as a public company, we may only make a distribution if the amount of our net assets is not less than the aggregate amount of our called-up share capital and undistributable reserves and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate amount.  The Articles permit declaration of dividends by ordinary resolution of the shareholders, provided that the directors have made a recommendation as to its amount.  The dividend shall not exceed the amount recommended by the directors.  The directors may also decide to pay interim dividends if it appears to them that the profits available for distribution justify the payment.  When recommending or declaring the payment of a dividend, the directors will be required under English law to comply with their duties, including considering our future financial requirements.

The enforcement of shareholder judgments against us or certain of our directors may be more difficult.

Because we are a public limited company incorporated under English law, and because most of our directors and executive officers are non-residents of the United States and substantially all of the assets of our directors and executive officers are located outside of the United States, our shareholders could experience more difficulty enforcing judgments obtained against us or our directors in U.S. courts than would currently be the case for U.S. judgments obtained against a U.S. public company or U.S. directors.  In addition, it may be more difficult (or impossible) to bring some types of claims against us or our directors in courts in England or against certain of our directors in courts in Spain than it would be to bring similar claims against a U.S. company or its directors in a U.S. court.

The United States is not currently bound by a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitral awards, rendered in civil and commercial matters with Spain or the United Kingdom. There is, therefore, doubt as to the enforceability of civil liabilities based upon U.S. federal securities laws in an action to enforce a U.S. judgment in Spain or the United Kingdom. In addition, the enforcement in Spain or the United Kingdom of any judgment obtained in a U.S. court based on civil liabilities, whether or not predicated solely upon U.S. federal securities laws, will be subject to certain conditions. There is also doubt that a court in Spain or the United Kingdom would have the requisite power or authority to grant remedies sought in an original action brought in Spain or the United Kingdom on the basis of U.S. federal securities laws violations.

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

The application of Section 7874 of the Code, including under recent IRS guidance, and/or changes in law could affect our status as a foreign corporation for U.S. federal income tax purposes.

We believe that, under current law, we should be treated as a foreign corporation for U.S. federal income tax purposes.  However, the U.S. Internal Revenue Service (the “IRS”) may assert that we should be treated as a U.S. corporation for U.S. federal income tax purposes pursuant to Section 7874 of the Internal Revenue Code of 1986, as amended (the “Code”).  Under Section 7874 of the Code, we would be treated as a U.S. corporation for U.S. federal income tax purposes if, after the Business Combination, (i) at least 80% of our ordinary shares (by vote or value) were considered to be held by former holders of common stock of Globe by reason of holding such common stock, as calculated for Section 7874 purposes, and (ii) our expanded affiliated group did not have substantial business activities in the United Kingdom (the “80% Test”). (The percentage (by vote and value) of our ordinary shares considered to be held by former holders of common stock of Globe immediately after the Business Combination by reason of their holding common stock of Globe is referred to in this disclosure as the “Section 7874 Percentage.”)

Determining the Section 7874 Percentage is complex and, with respect to the Business Combination, subject to legal uncertainties.  In that regard, the IRS and U.S. Department of the Treasury (“U.S. Treasury”) recently issued new rules (the “Temporary Regulations”), which include a rule that applies to certain transactions in which the Section 7874 Percentage is at least 60% and the parent company is organized in a jurisdiction different from that of the foreign target corporation (the “Third Country Rule”). This rule applies to transactions occurring on or after November 19, 2015, which date is prior to the closing of the Business Combination. If the Third Country Rule were to apply to the Business Combination, the 80% Test would be deemed met and we would be treated as a U.S. corporation for U.S. federal income tax purposes.  While we believe the Section 7874 Percentage is less than 60% such that the Third Country Rule does not apply to us, we cannot assure you that the IRS will agree with this position and/or would not successfully challenge our status as a foreign corporation.  If the IRS successfully challenged our status as a foreign corporation, significant adverse tax consequences would result for us and could apply to our shareholders.

In addition to the final rules to be promulgated with respect to the Temporary Regulations, changes to Section 7874 of the Code, the U.S. Treasury Regulations promulgated thereunder, or to other relevant tax laws (including under applicable tax treaties) could adversely affect our status or treatment as a foreign corporation, and the tax consequences to our affiliates, for U.S. federal income tax purposes, and any such changes could have prospective or retroactive application.  Recent legislative proposals have aimed to expand the scope of U.S. corporate tax residence, including by potentially causing us to be treated as a U.S. corporation if the management and control of us and our affiliates were determined to be located primarily in the United States, or by reducing the Section 7874 Percentage at or above which we would be treated as a U.S. corporation such that it would be lower than the threshold imposed under the 80% Test.

Recent IRS guidance and/or changes in law could affect our ability to engage in certain acquisition strategies and certain internal restructurings.

Even if we are treated as a foreign corporation for U.S. federal income tax purposes, the Temporary Regulations materially change the manner in which the Section 7874 Percentage will be calculated in certain future acquisitions of U.S. businesses in exchange for our equity, which may affect the tax efficiencies that otherwise might be achieved in transactions with third parties. For example, the Temporary Regulations would impact certain acquisitions of U.S. companies for our Ordinary Shares (or other stock) in the 36 month period beginning December 23, 2015, by excluding from the Section 7874 Percentage the portion of Ordinary Shares that are allocable to former holders of common stock of Globe. This new rule would generally have the effect of increasing the otherwise applicable Section 7874 Percentage with respect to our future acquisition of a U.S. business. The Temporary Regulations also may more generally limit the ability to restructure the non-U.S. members of our group to achieve tax efficiencies.

Recent IRS proposed regulations and/or changes in laws or treaties could affect the expected financial synergies of the Business Combination.

The IRS and the U.S. Treasury also recently issued rules that provide that certain intercompany debt instruments issued on or after April 5, 2016, will be treated as equity for U.S. federal income tax purposes, therefore limiting U.S. tax benefits and resulting in possible U.S. withholding taxes. As a result of these rules, we may not be able to realize a portion of the financial synergies that were anticipated in connection with the Business Combination, and such rules may materially affect our future effective tax rate. While these new rules are not retroactive, they could impact our ability to engage in future restructurings if such transactions cause an existing debt instrument to be treated as reissued. Furthermore, under certain circumstances, recent treaty proposals by the U.S. Treasury, if ultimately adopted by the United States and relevant foreign jurisdictions, could reduce the potential tax benefits for us and our affiliates by imposing U.S. withholding taxes on certain payments from our U.S. affiliates to related and unrelated foreign persons.

We are subject to tax laws of numerous jurisdictions, and our interpretation of those laws is subject to challenge by the relevant governmental authorities.

We and our subsidiaries are subject to tax laws and regulations in the United Kingdom, the United States, France, Spain and the other jurisdictions in which we operate. These laws and regulations are inherently complex and we and our subsidiaries are (and have been) obligated to make judgments and interpretations about the application of these laws and regulations to us and our subsidiaries and their operations and businesses. The interpretation and application of these laws and regulations could be challenged by the relevant governmental authority, which could result in administrative or judicial procedures, actions or sanctions, which could be material.

We intend to operate so as to be treated exclusively as a resident of the United Kingdom for tax purposes, but the relevant tax authorities may treat us as also being a resident of another jurisdiction for tax purposes.

We are a company incorporated in the United Kingdom. Current U.K. tax law provides that we will be regarded as being a U.K. resident for tax purposes from incorporation and shall remain so unless (i) we were concurrently resident of another jurisdiction (applying the tax residence rules of that jurisdiction) that has a double tax treaty with the United Kingdom and (ii) there is a tiebreaker provision in that tax treaty which allocates exclusive residence to that other jurisdiction.

Based upon our anticipated management and organizational structure, we believe that we should be regarded solely as resident in the United Kingdom from our incorporation for tax purposes.  However, because this analysis is highly factual and may depend on future changes in our management and organizational structure, there can be no assurance regarding the final determination of our tax residence.  Should we be treated as resident in a country or jurisdiction other than the United Kingdom, we could be subject to taxation in that country or jurisdiction on our worldwide income and may be required to comply with a number of material and formal tax obligations, including withholding tax and reporting obligations provided under the relevant tax law, which could result in additional costs and expenses.

We may not qualify for benefits under the tax treaties entered into between the United Kingdom and other countries.

We intend to operate in a manner such that, when relevant, we are eligible for benefits under the tax treaties entered into between the United Kingdom and other countries.  However, our ability to qualify and continue to qualify for such benefits will depend upon the requirements contained within each treaty and the applicable domestic laws, as the case may be, on the facts and circumstances surrounding our operations and management, and on the relevant interpretation of the tax authorities and courts.

Our or our subsidiaries’ failure to qualify for benefits under the tax treaties entered into between the United Kingdom and other countries could result in adverse tax consequences to us and our subsidiaries and could result in certain tax consequences of owning or disposing of our ordinary shares differing from those discussed below.

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

We may become subject to income or other taxes in jurisdictions which would adversely affect our financial results.

We and our subsidiaries are subject to the income tax laws of the United Kingdom, the United States, France, Spain and the other jurisdictions in which we operate. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions. A change in the division of our earnings among our tax jurisdictions could have a material impact on our effective tax rate and our financial results. In addition, we or our subsidiaries may be subject to additional income or other taxes in these and other jurisdictions by reason of the management and control of our subsidiaries, our activities and operations, where our production facilities are located or changes in tax laws, regulations or accounting principles. Although we have adopted guidelines and operating procedures to ensure our subsidiaries are appropriately managed and controlled, we may be subject to such taxes in the future and such taxes may be substantial. The imposition of such taxes could have a material adverse effect on our financial results.

We may incur current tax liabilities in our primary operating jurisdictions in the future.

We expect to make current tax payments in some of the jurisdictions where we do business in the normal course of our operations. Our ability to defer the payment of some level of income taxes to future periods is dependent upon the continued benefit of accelerated tax depreciation on our plant and equipment in some jurisdictions, the continued deductibility of external and intercompany financing arrangements and the application of tax losses prior to their expiration in certain tax jurisdictions, among other factors. The level of current tax payments we make in any of our primary operating jurisdictions could adversely affect our cash flows and have a material adverse effect on our financial results.

Changes in tax laws may result in additional taxes for us.

We cannot assure you that tax laws in the jurisdictions in which we reside or in which we conduct activities or operations will not be changed in the future. Such changes in tax law could result in additional taxes for us.

ITEM 4.                          INFORMATION ON THE COMPANY

A.            History and Development of the Company

Ferroglobe PLC

Ferroglobe was incorporated under the U.K. Companies Act 2006 as a private limited liability company in the United Kingdom on February 5, 2015, as a wholly-owned subsidiary of Grupo Villar Mir, S.A.U. (“Grupo VM”).  As a result of the Business Combination, which was completed on December 23, 2015, FerroAtlántica and Globe merged through corporate transactions to create one of the largest producers worldwide of silicon metal and silicon- and manganese-based alloys.  Ferroglobe acquired from Grupo VM all of the issued and outstanding ordinary shares, par value €1,000 per share, of FerroAtlántica in exchange for 98,078,161 newly issued Class A Ordinary Shares, nominal value $7.50 per share, of Ferroglobe, after which FerroAtlántica became a wholly-owned subsidiary of Ferroglobe.  Immediately after, Gordon Merger Sub, Inc., a wholly-owned subsidiary of Ferroglobe, merged with and into Globe Specialty Metals, Inc., and each outstanding share of common stock, par value $0.0001 per share, was converted into the right to receive one newly-issued ordinary share, nominal value $7.50 per share, of Ferroglobe.  After these steps, Ferroglobe issued, in total, 171,838,153 shares, out of which 98,078,161 shares were issued to Grupo VM and 73,759,992 were issued to the former Globe shareholders.  Our ordinary shares are currently traded on the NASDAQ Global Select Market (the “NASDAQ”) under the symbol “GSM.”

On June 22, 2016, we completed a reduction of our share capital, as a result of which the nominal value of each share was reduced from $7.50 to $0.01, with the amount of the capital reduction being credited to a distributable reserve.

On November 18, 2016, our Class A Ordinary Shares were converted into ordinary shares of Ferroglobe as a result of the distribution of beneficial interest units in the Ferroglobe Representation and Warranty Insurance Trust to certain Ferroglobe shareholders.

Our FerroAtlántica division’s history dates back to 1992, with the acquisition by Grupo VM of the ferroalloys division of Grupo Carburos Metálicos, a Spanish industrial gas and chemical products producer. Our Globe division’s history dates back to 2006, with the acquisition by Globe of Globe Metallurgical, Inc., which consisted of Selma, a production plant with two furnaces for silicon metal, Niagara, a production plant with two furnaces for silicon metal and ferroalloys and Beverly, a production plant with five furnaces for silicon metal, specialty alloys and ferroalloys, all located in the United States.

Significant milestones in our history are as follows:

●
1996:  acquisition of the Spanish company Hidro Nitro Española, S.A. (“Hidro Nitro Española”), operating in the ferroalloys and hydroelectric power businesses, and start of the quartz mining operations through the acquisition of Cuarzos Industriales S.A. from Portuguese cement manufacturer Cimpor;

●
1998:  expansion of our manganese‑ and silicon‑based alloy operations through the acquisition of 80% of the share capital of FerroAtlántica de Venezuela (currently FerroVen, S.A.) from the Government of Venezuela in a public auction;

●	2000: acquisition of 67% of the share capital of quartz mining company Rocas, Arcillas y Minerales, S.A. from Elkem, a Norwegian silicon metal and manganese- and silicon-based alloy producer;
●
2005:  acquisition of Pechiney Électrométallurgie, currently named FerroPem, S.A.S., a silicon metal and silicon‑based alloys company with operations in France which owned Silicon Smelters operating in South Africa;

●	2005: acquisition of Alloy, Alabama Sand and Gravel and Alloy Power (U.S.);
●	2006: acquisition of Globe Metallurgical, Inc., the largest metal manufacturer in North America and largest specialty ferroalloy manufacturer in the United States;
●	2006: acquisition of Stein Ferroaleaciones S.A., an Argentine producer of silicon‑based specialty alloys, and its Polish affiliate, Ultracore Polska;
●	2007: creation of FerroAtlántica, the holding company of our FerroAtlántica Group;
●	2007: acquisition of Camargo Correa Metais S.A., a major Brazilian silicon metal manufacturer,
●
2008:  acquisition of Rand Carbide PLC, a ferrosilicon plant in South Africa, from South African mining and steel company Evraz Highveld Steel and Vanadium Limited, and creation of Silicio FerroSolar, S.L., which conducts research and development activities in the solar grade silicon sector;

●	2008: acquisition of 81% of Solsil, Inc., a producer of high-purity silicon for use in photovoltaic solar cells
●	2008: acquisition of a majority stake in Ningxia Yonvey Coal Industry Co., Ltd., a producer of carbon electrodes (subsequently purchased the remaining stake);
●	2009: creation of French company Photosil Industries, which conducts research and development activities in the solar grade silicon sector;

●	2009: Sold Camargo stake in Brazil to Dow Corning and formed a joint venture with Dow Corning at Alloy, West Virginia silicon facility;
●	2010: acquisition of Core Metals, one of North America’s largest and most efficient producers and marketers of high-purity ferrosilicon and other specialty metals;
●	2010: acquisition of Chinese silicon metal factory, MangShi Sinice Silicon Industry Company Limited;
●	2011: acquisition of Alden Resources in the United States, North America’s leading miner, processor and supplier of specialty metallurgical coal to the silicon and silicon-based alloy industries;
●	2012: acquisition of SamQuarz (Pty) Ltd, a South African producer of silica, with quartz mining operations;
●	2012: acquisition of a majority stake (51%) in Becancour (Canada), a silicon metal production facility with Dow Corning as the joint venture partner; and
●	2014: acquisition of Siltech, a ferrosilicon facility in South Africa.

Corporate and Other Information

Our operating headquarters and registered office are located at 2nd Floor West Wing, Lansdowne House, 57 Berkeley Square, London W1J 6ER, United Kingdom and 5 Fleet Place, London EC4M 7RD, United Kingdom, respectively. Our telephone number is +44 (0)203 129 2420.

B.            Business Overview

We are a global leader in the growing silicon and specialty metals industry with an expansive geographical reach, established through Globe’s predominantly North American-centered footprint and FerroAtlántica’s predominantly European-centered footprint.

Ferroglobe is one of the world’s largest producers of silicon metal, silicon-based alloys and manganese-based alloys. Additionally, Ferroglobe currently has quartz mining activities in Spain, the United States, Canada and South Africa, low-ash metallurgical quality coal mining activities in the United States, and interests in hydroelectric power in Spain and France (though we are currently pursuing a strategic disposal of these interests). Ferroglobe controls a meaningful portion of most of its raw materials, and captures, recycles and sells most of the by-products generated in its production processes.

We sell our key products to a diverse base of customers worldwide. These products are important inputs to manufacture a wide range of industrial and consumer products, including aluminum, silicone compounds used in the chemical industry, ductile iron, automotive parts, photovoltaic (solar) cells, electronic semiconductors and steel.

We are able to provide our customers the broadest range of specialty metals and alloys in the industry from our production centers, which are located in North America, Europe, South America, Africa and Asia. Our broad manufacturing platform and flexible capabilities allow us to optimize production and focus on products that enhance profitability, including the production of customized solutions and high‑purity metals to meet specific customer requirements. We also benefit from low operating costs, which we are able to achieve by owning critical raw materials and maintaining flexibility of alternating production of some of our furnaces among silicon metal and silicon‑base alloy products.

In addition to the smelting operations, Ferroglobe currently has interests in hydroelectric power operations in Spain and France, high‑purity quartz quarries in Spain, the United States and South Africa, low‑ash, metallurgical quality coal mining mines in the United States and timber farms and charcoal production units in South Africa. Ferroglobe controls the supply of most of its raw materials, and captures, recycles and sells most of the by-products generated in its production processes.

In the following description of Ferroglobe’s business, we include all of Ferroglobe’s assets as of December 31, 2016. However, data referring to activity in 2015 and 2014 (for example, production levels, revenues or revenue breakdown) refers to FerroAtlántica as the Predecessor for Ferroglobe’s past fiscal years.

Industry and Market Data

The statements and other information contained below regarding Ferroglobe’s competitive position and market share are based on the reports periodically published by a leading metals industry consultant and leading metals industry publications and information centers, as well as on the estimates of Ferroglobe’s management.

Competitive Strengths and Strategy of Ferroglobe

Competitive Strengths

Leading market positions in silicon metal, silicon‑based alloys and manganese‑based alloys

We are a leading global producer in our core products based on merchant production capacity and hold the leading market share in a majority of our products. With total global silicon metal production capacity of 399,200 metric tons (which includes 51% of our attributable joint venture capacity), we have over 80 % of the merchant production capacity market share in North America and approximately 32% of the global market share (i.e., all of the world excluding China), according to management estimates for our industry. Our scale and global presence across five continents allows us to offer a wide range of products to serve a variety of end‑markets, including those which we consider to be dynamic, such as the solar, automotive, consumer electronic products, semiconductors, construction and energy industries. As a result of our market leadership and breadth of products, we possess critical insight into market demand allowing for more efficient use of our resources and operating capacity. Our ownership of critical high quality raw materials provides us with operational and financial stability and reduces the need for us to compete with our competitors for supply. We believe this also provides a competitive advantage, allowing us to deliver an enhanced product offering with consistent quality on a cost‑efficient basis to our customers.

Global production footprint and reach

Our diversified production base consists of production facilities across North America, Europe, South America, South Africa and Asia. We have the capability to produce our core products at multiple facilities, providing a competitive advantage when reacting to changing global demand trends and customer requirements. Furthermore, this broad base ensures reliability to our customers that value timely delivery and consistent product quality. Our diverse production base also enables us to optimize our production plans and shift production to the lowest cost facilities. Most of our production facilities are located close to sources of principal raw materials, key customers or major transport hubs to facilitate delivery of raw materials and distribution of finished products. This enables us to service our customers globally, while optimizing our working capital, as well as enabling our customers to optimize their inventory levels.

Diverse base of high quality customers across growing industries

We sell our products to customers in over 30 countries, though our largest customer concentration is in North America and in Europe. Our products are used in end products spanning a broad range of industries, including solar, personal care and healthcare products, automobile parts, carbon and stainless steel, water pipe, solar, semiconductor, oil and gas, infrastructure and construction. Although some of our end‑markets have similar growth drivers, others are less correlated and offer diversification benefits. Our wide range of products, customers and end‑markets provides significant diversity and stability to our business.

Many of our customers, we believe, are leaders in their end‑markets and fields. We have built long‑lasting relationships with our customers based on the breadth and quality of our product offerings and our ability to produce products which meet specific customer requirements. The average length of our relationships with our top 30 customers exceeds ten years and, in some cases, such relationships go back as far as 30 years. For the year ended December 31, 2016 and 2015, Ferroglobe’s ten largest customers accounted for approximately 42% and 40%, respectively, of Ferroglobe’s consolidated revenue. Our customer relationships provide us with stability and visibility into our future volumes and earnings, though we are not reliant on any individual customer or end-market. Our customer relationships, together with our diversified product portfolio, often provide us with opportunities to cross‑sell new products, such as silicon‑based alloys and manganese‑based alloys, to existing steel customers. Our largest global customer, Dow Corning, is also a 49% minority owner in our Alloy, West Virginia and Becancour, Canada facilities.

Flexible and low cost structure

We believe we have an efficient and flexible cost structure, enhanced over time by vertical integration through strategic acquisitions and by the integration of our FerroAtlántica and Globe divisions following the completion of the Business Combination in December 2015. The largest components of our cost base are raw materials and power used to operate our facilities. Our relatively low operating costs are primarily a result of our ownership of, and proximity to, raw materials, our access to attractively priced power and skilled labor, and our efficient production processes.

We believe our vertically integrated business model and ownership of raw materials provides us with a cost advantage over our competitors. We are not reliant on any single supplier for our raw materials and currently own sources of critical raw materials, which provides us with stable, long‑term access to critical raw materials for our production processes and, therefore, enhances operational and financial stability. Transportation costs can be significant and, therefore, our proximity to sources of principal raw materials and customers improves logistics and represents another cost advantage. The proximity of our facilities to our customers also allows us to provide just‑in‑time delivery of finished goods and reduces the need to store excess inventory, resulting in lower working capital. Additionally, we believe we have competitive power supply contracts in place that provide us with reliable, long‑term access to power at reasonable rates. We capture, recycle and sell most of the by-products generated in our production processes, which further reduces our costs.
We operate with a largely variable cost of production and our diversified production base allows us to shift our production and distribution across facilities and between different products in response to changes in market conditions over time. Additionally, the diversity of our currency and commodity exposures provides a partial natural hedge against volatility. Our production costs are mostly dependent on local factors while our product prices are more dependent on global factors. The depreciation of local currencies reduces the costs of our operations, allowing us to become more competitive in the international market.

We believe our scale and global presence enables us to sustain our operations throughout periods of economic downturn, volatile commodity prices and demand fluctuations.

Stable supply of critical, high quality raw materials

In order to ensure a reliable supply of critical high quality raw materials for the production of our core metals, we have invested in strategic acquisitions to control a meaningful portion of these critical inputs. In addition to our smelting facilities, we own and operate specialty, low‑ash, metallurgical quality coal mines in the United States, high‑purity quartz quarries in the United States, Canada, Spain and South Africa, timber farms and charcoal production units in South Africa and have our own patented electrode technology. For third‑party purchases, we have qualified multiple suppliers in each operating region for each raw material to help ensure reliable access to high quality raw materials.

Efficient and environmentally friendly by‑product usage

We utilize or sell most of the by-products of our manufacturing process, which reduces cost and the environmental impact from our operations. We have developed markets for the by-products generated by our production processes and have transformed our manufacturing operations so that little solid waste disposal is required. By-products not recycled in the manufacturing process are generally sold to other companies, which process the material for use in a variety of other applications. Silica fume (also known as microsilica) is used as a concrete additive, refractory material and oil well conditioner. Fines, the fine material resulting from crushing lumps, and dross, which results from the purification process during smelting, are typically recycled into our production process or are sold to customers who utilize these products in other manufacturing processes, including steel production.

Pioneer in innovation with focus on technological advances and development of next generation products

Our talented workforce has historically developed proprietary technological capabilities and next generation products in‑house, which we believe give us a competitive advantage. In addition to a dedicated R&D division that coordinates all of our R&D activities, we have cooperation agreements in place with various universities and research institutes in Spain, France and other countries around the world. Our R&D achievements include:

●
ELSA electrode — We have internally developed a patented technology for electrodes used in silicon metal furnaces, which we have been able to sell to several major silicon producers globally. This technology, known as the ELSA electrode, improves the energy efficiency in the production process of silicon metal and significantly reduces iron contamination. With this technology we are able to run our furnaces with fewer stoppages, which minimizes the consumption of power, one of the largest cost components in the smelting process. The ELSA electrode technology and know‑how is unique and has no proven alternative worldwide, which we believe gives us a competitive advantage. Given the operational benefits, the ELSA technology nearly halves the cost of the utilization of electrodes, relative to prebaked electrodes. Furthermore, ELSA is a key technology in running high capacity silicon furnaces (the size and capacity of silicon furnaces is limited by the size of its electrodes, and the ELSA technology allows us to reduce this bottleneck), improving our productivity and lowering our unit cost.

●
Solar Grade Silicon — Our FerroSolar Project involves the production of solar grade silicon metal with a purity level above 99.9999% through a new electrometallurgical process, instead of the traditional chemical process, which tends to be costly and involves high energy consumption and potentially environmentally hazardous processes. The new technology, entirely developed by us at an earlier stage at our research and development facilities in Spain and France, aims to reduce the costs and energy consumption associated with the production of solar grade silicon. We have already started production of solar grade silicon metal through this new process in a prototype factory, and we currently sell the small amounts we produce to manufacturers of solar wafers. A pre‑industrial site plant is under analysis and consideration for the production of 1,500 to 3,000 tons of solar grade silicon annually. In 2016, we entered into an agreement with Aurinka providing for the formation and operation of a joint venture with the purpose of producing upgraded metallurgical grade (UMG) solar silicon. See “—Research and Development (R&D)—Solar grade silicon” below.

Experienced management team and centralized location at global center of metals and mining industry

We have a seasoned and experienced management team with extensive knowledge of the global metals and mining industry, operational and financial expertise and a track record of developing and managing large‑scale operations. Our management team is committed to responding quickly and effectively to macroeconomic and industry developments, to identifying and delivering growth opportunities and to improving our performance by way of a continuous focus on operational cost control and a disciplined, value‑based approach to capital allocation. Our management team is complemented by a skilled operating team with solid technical knowledge of production processes and strong relationships with key customers. Additionally, following the Business Combination, we moved our headquarters to London, one of the global centers for the metals and specialized materials industries. We believe London offers us a central location with easy access to our international factories, customers, suppliers and financial markets, which provides us with a competitive advantage.

Business Strategy

Maintain and leverage industry leading position in core businesses and pursue long-term growth

We intend to maintain and leverage our position as a leading global producer of silicon metal and one of the leading global producers of ferroalloys based on production capacity. We believe this will be achieved through developing our existing strengths and pursuing long-term growth. We plan to accomplish organic growth by continuously expanding and enhancing our production capabilities as well as developing new generation products to further diversify our portfolio of products and expand our customer base. We intend to focus our production and sales efforts on high‑margin products and end‑markets that we consider to have the highest potential for profitability and growth, such as the solar industry. We will continue to capitalize on our global reach and the diversity of our production base to adapt to changes in market demands, shifting our production and distribution across facilities and between different products as necessary in order to remain competitive and maximize profitability. We aim to obtain further direct control of key raw materials to secure our long-term access to scarce reserves, which we believe will allow us to continue delivering enhanced products while maintaining our low‑cost position. Additionally, we will continue to regularly review our customer contracts in an effort to improve the terms thereunder and to optimize the balance between selling production under contract and retaining some exposure to spot markets. We intend to maintain pricing that appropriately reflects the value of our products and our level of customer service and, in light of commodity prices and demand fluctuations, may decide to move away from contracts with index‑based prices in favor of contracts with fixed prices, particularly at prices which ensure a profit throughout the cycle.

Maintain low cost position while controlling inputs

We believe we have an efficient cost structure and, going forward, we will seek to further reduce costs and improve operational efficiency through a number of initiatives. We plan to focus on controlling the cost of our raw material inputs through our captive sources and long‑term supply contracts as well as reducing our fixed costs in order to reduce the unit costs of our silicon metal and ferroalloy production. We aim to improve our internal processes and further integrate our FerroAtlántica and Globe divisions in order to realize additional operating synergies from the Business Combination, such as benefits from value chain optimization, including enhancements in raw materials procurement and materials management, adoption of best practices and technical and operational know‑how across our platform, reduced freight costs from improved logistics as well as savings through the standardization of monitoring and reporting procedures, technology, systems and controls. We intend to enhance our production process through R&D and targeted capital expenditures, and leverage our geographic footprint to shift production to the most cost‑effective and appropriate facilities and regions for such products. We will continue to regularly review our power supply contracts with a view to improving the terms thereunder, such as the inclusion of interruptibility capacity, which provides us with additional profitability, and more competitive tariff structures. In addition, we will seek to maximize the value derived from the utilization and sale of by-products generated in our production processes.

Continue to focus on innovation to develop next generation products

We believe we differentiate ourselves from our competitors on the basis of our technical expertise and innovation, which allow us to deliver new high quality products to meet our customers’ needs. We intend to keep using these capabilities in the future to retain existing customers and cultivate new business. We plan to leverage the expertise of our dedicated team of specialists to advance and to develop next generation products and technologies that fuel organic growth. In particular, we intend to continue investing in our FerroSolar Project, which involves the production of solar grade silicon metal with a purity level above 99.9999% through a new electrometallurgical process that may prove to be more cost‑effective than the traditional chemical process. We also aim to further develop our specialized foundry products, such as value‑added inoculants and customized nodularizers, which are used in the production of iron to improve its tensile strength, ductility and impact properties, and to refine the homogeneity of the cast iron structure.

Maintain financial discipline to facilitate ongoing operations and support growth

We believe maintaining financial discipline will provide us with the ability to manage the volatility in our business resulting from changes in commodity prices and demand fluctuations. We intend to preserve a strong and conservative balance sheet, with sufficient liquidity and financial flexibility to facilitate all of our ongoing operations, to support organic and strategic growth and to finance prudent capital expenditure programs aimed at placing us in a better position to generate increased revenues and cash flows by delivering a more comprehensive product mix and optimized production in response to market circumstances. We plan to become even more efficient in our working capital management through various initiatives aimed at optimizing inventory levels and accounts receivables. We will also seek to repay indebtedness from free cash flow and retain low leverage for maximum free cash flow generation.

Pursue strategic opportunities

We have a proven track record of disciplined acquisitions of complementary businesses and successfully integrating them into existing operations while retaining a targeted approach through appropriate and opportunistic asset divestitures. Our past acquisitions have increased the vertical integration of our activities, allowing us to deliver an enhanced product offering on a cost‑efficient basis. We regularly consider and evaluate strategic opportunities for our business and will continue to do so in the future with the objective of expanding our capabilities and leveraging our products and operations. In particular, we intend to pursue complementary acquisitions and other investments at appropriate valuations for the purpose of increasing our capacity, increasing our access to raw materials and other inputs, further refining existing products, broadening our product portfolio and entering new markets. We will consider such strategic opportunities in a disciplined fashion while maintaining a conservative leverage position and strong balance sheet. We will also seek to evaluate our core business strategy on an ongoing basis and may divest certain non‑core and lower margin businesses to improve our financial and operational results. For example, we are pursuing a strategic disposal of our hydroelectric power operations in Spain and France, and have entered into a definitive agreement with respect to the disposal of our hydroelectric power operations in Spain with an experienced and reputable owner and operator of renewable energy businesses, pursuant to which we expect to receive gross proceeds of €255 million (approximately $270 million) and net cash proceeds of approximately $165 million. The closing of the transaction remains subject to certain conditions, including receipt of applicable governmental approvals. We are pursuing a strategic disposal of our hydroelectric power operations in France, from which we expect to receive gross and net cash proceeds of $21 million. We intend to use the proceeds from any such disposals to repay certain existing indebtedness and for general corporate purposes.

Facilities and Production Capacity

The following chart shows, as of December 31, 2016, the location of our assets and our production capacity, including 51% of the capacity of our joint ventures, by geography, of silicon, silicon-based alloys (ferrosilicon/foundry alloys), manganese-based alloys and other silicon-based alloys.

Our production facilities are strategically spread worldwide across the United States, Spain, France, South Africa, Canada, Venezuela, Argentina, Poland and China. We operate quartz mines located in Spain, South Africa, Canada and the United States, and timber farms and charcoal production units in South Africa. Additionally, we operate low‑ash, metallurgical quality coal mines in the United States.

From time to time, in response to market conditions and to manage operating expenses, facilities are fully or partially idled. Due to current market conditions, facilities in Alabama (United States), Argentina, Venezuela, South Africa and China are partially or fully idled.

Our energy business comprises twelve hydroelectric power plants in Spain with a combined power generation installed capacity of 192 megawatts, as of December 31, 2016. Additionally, Ferroglobe operates two hydroelectric power plants in France with a combined installed capacity of 20 megawatts, as of December 31, 2016.

Products

For the years ended December 31, 2016, 2015 and 2014, Ferroglobe’s consolidated sales by product were as follows:

	Year ended December 31,
($ millions)	2016	2015	2014
Silicon metal	751.5	592.5	596.2

Manganese‑based alloys	223.5	260.4	316.5
Ferrosilicon	242.8	228.8	285.0
Other silicon‑based alloys	173.9	105.7	103.4
Silica fume	37.5	29.7	31.6
Byproducts and other	126.5	72.9	84.4
Total Sales	1,555.7	1,290.0	1,417.1

Silicon metal

Ferroglobe is a leading global silicon metal producer based on production capacity, with a total production capacity of approximately 399,200 (including 51% of our attributable joint venture capacity) tons per annum in several facilities in the United States, France, South Africa, Canada, Spain and China. For the years ended December 31, 2016, 2015 and 2014, Ferroglobe’s revenues generated by silicon metal sales accounted for 48.3%, 45.9% and 42.1%, respectively, of Ferroglobe’s total consolidated revenues.

Silicon metal is used by primary and secondary aluminum producers, who require silicon metal with certain requirements to produce aluminum alloys. For the year ended December 31, 2016, sales to aluminum producers represented approximately 35% of silicon metal revenues. The addition of silicon metal reduces shrinkage and the hot cracking tendencies of cast aluminum and improves the castability, hardness, corrosion resistance, tensile strength, wear resistance and weldability of the aluminum end products. Aluminum is used to manufacture a variety of automotive components, including engine pistons, housings, and cast aluminum wheels and trim, as well as high tension electrical wire, aircraft parts, beverage containers and other products which require aluminum properties.

Silicon metal is also used by several major silicone chemical producers. For the year ended December 31, 2016 sales to chemical producers represented approximately 55% of silicon metal revenues. Silicone chemicals are used in a broad range of applications, including personal care items, construction‑related products, health care products and electronics. In construction and equipment applications, silicone chemicals promote adhesion, act as a sealer and have insulating properties. In personal care and health care products, silicone chemicals add a smooth texture, protect against ultraviolet rays and provide moisturizing and cleansing properties. Silicon metal is an essential component of the manufacture of silicone chemicals, accounting for approximately 20% of the cost of production.

In addition, silicon metal is the core material needed for the production of polysilicon, which is most widely used to manufacture solar cells and semiconductors. For the year ended December 31, 2016 sales to polysilicon producers represented approximately 10% of silicon metal revenues. Producers of polysilicon employ processes to further purify the silicon metal and then use the material to grow ingots and then cut wafers. These wafers are the base material to produce solar cells, which are capable of converting sunlight to electricity. The individual solar cells are then soldered together to make solar modules.

Manganese‑based alloys

With 229,500 tons of annual silicomanganese production capacity and 194,000 tons of annual ferromanganese production capacity in our factories in Spain and Venezuela, Ferroglobe is among the leading global manganese‑based alloys producers based on production capacity. During the year ended December 31, 2016, Ferroglobe sold 271,913 tons of manganese-based alloys. For the years ended December 31, 2016, 2015, and 2014, Ferroglobe’s revenues generated by manganese-based alloys sales accounted for 14.4%, 20.2% and 22.3%, respectively, of Ferroglobe’s total consolidated revenues.

Over 90% of the global manganese-based alloys produced are used in steel production, and all steelmakers use manganese and manganese alloys in their production processes. Manganese alloys improve the hardness, abrasion resistance, elasticity and surface condition of steel when rolled. Manganese alloys are also used for deoxidation and desulphurization in the steel manufacturing process.

Ferroglobe produces two types of manganese alloys, silicomanganese and ferromanganese.

Silicomanganese is used as deoxidizing agent in the steel manufacturing process. Silicomanganese is also produced in the form of refined silicomanganese, or silicomanganese AF, and super‑refined silicomanganese, or silicomanganese LC.

Ferromanganese is used as a deoxidizing, desulphurizing and degassing agent in steel to remove nitrogen and other harmful elements that are present in steel in the initial smelting process, and to improve the mechanical properties, hardenability and resistance to abrasion of steel. The three types of ferromanganese that Ferroglobe produces are:

●	high-carbon ferromanganese used to improve the hardenability of steel;
●	medium-carbon ferromanganese, used to manufacture flat and other steel products; and
●	low-carbon ferromanganese used in the production of stainless steel, steel with very low carbon levels, rolled steel plates and pipes for the oil industry.
Ferrosilicon

Ferroglobe is among the leading global ferrosilicon producers based on production output for 2015 and 2016. During the year ended December 31, 2016, Ferroglobe sold 207,173 tons of ferrosilicon and had 244,500 tons of annual ferrosilicon production capacity. For the years ended December 31, 2016, 2015 and 2014, Ferroglobe’s revenues generated by ferrosilicon sales accounted for 15.6%, 17.7% and 20.1%, respectively, of Ferroglobe’s total consolidated revenues.

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

Other silicon‑based alloys

In addition to ferrosilicon, Ferroglobe produces various different silicon‑based alloys, including silico calcium and foundry products, which comprise inoculants and nodularizers. Ferroglobe produces more than 20 specialized varieties of foundry products, several of which are custom made for its customers. Demand for these specialty metals is increasing and, as such, they are becoming more important components of Ferroglobe’s product offering. Ferroglobe’s combined annual production capacity in connection with these other silicon‑based alloys is approximately 60,000 tons (excluding ferrosilicon). During the year ended December 31, 2016, Ferroglobe sold 89,430 tons of silicon-based alloys (excluding ferrosilicon). For the years ended December 31, 2016, 2015 and 2014, Ferroglobe’s revenues generated by silicon-based alloys (excluding ferrosilicon) accounted for 11.2%, 8.2% and 7.3%, respectively, of Ferroglobe’s total consolidated revenues.

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

Silica fume

During the year ended December 31, 2016, Ferroglobe sold 212,512 tons of silica fume. For the years ended December 31, 2016, 2015 and 2014, Ferroglobe’s revenues generated by silica fume sales accounted for 2.4%, 2.3% and 2.2%, respectively, of Ferroglobe’s total consolidated sales.

Silica fume is a by-product of the electrometallurgical process of silicon metal and ferrosilicon. This dust-like material, collected through Ferroglobe factories’ air filtration systems, is mainly used in the production of high-performance concrete and mortar. The controlled addition of silica fumes to these products results in increased durability, improving their impermeability from external agents, such as water. These types of concrete and mortar are used in large-scale projects such as bridges, viaducts, ports, skyscrapers and offshore platforms.

Services

Energy

Ferroglobe’s held for sale Spanish energy business mainly focuses on the small hydro power sector, as most of its hydroelectric plants have an installed power capacity below 50 megawatts. Ferroglobe’s total installed power capacity in Spain is 192 megawatts, with an average annual electric output of approximately 583,000 megawatt hours, and an electric output of approximately 496,500 megawatt hours in 2016. For the years ended December 31, 2016, 2015 and 2014, Ferroglobe recognized a loss from discontinued operations, which represented the Spanish hydroelectric operations, in the amounts of $3,065,000, $196,000 and a profit from discontinued operations of $10,290,000, respectively.

Hydroelectric power stations produce energy from the flow of water through channels or pipes to a turbine, causing the shaft of the turbine to rotate. An alternator or generator, which is connected to the rotating shaft of the turbine, converts the motion of the shaft into electrical energy.

In Spain, Ferroglobe sells all of the power it produces in the wholesale energy market that has been in place in Spain since 1998. Prior to 2013, Ferroglobe benefitted from a feed-in tariff support scheme, pursuant to which Ferroglobe was legally entitled to feed its electric production into the Spanish grid in exchange for a fixed applicable feed-in-tariff over a fixed period, and therefore received a higher price than the market price. However, the new regulatory regime introduced in Spain in 2013 eliminated the availability of the feed‑in tariff support scheme for most of Ferroglobe’s facilities. Ferroglobe has been able to partly mitigate this reduction in prices through the optimization of its power generation such that it operates in peak‑price hours, as well as through participation in the “ancillary services” markets whereby Ferroglobe agrees to generate power as needed to balance the supply and demand of energy in the markets in which it operates. See “—Regulatory Matters—Energy and electricity generation,” below.

Villar Mir Energía, S.L. (“VM Energía”), a Spanish company controlled by Grupo VM, advises in the day-to-day operations of Ferroglobe’s hydroelectric facilities in the Spanish wholesale market under a strategic advisory services contract. Operating in the Spanish wholesale market requires specialized trading skills that VM Energía can provide because of the broad base of both generating facilities and customers that it manages. For more information on the contractual arrangements between Ferroglobe and VM Energía, see “Item 7.B.—Major Shareholders and Related Party Transactions—Related Party Transactions” below.

Ferroglobe is currently carrying out the construction of 19 megawatts of additional capacity to its hydroelectric plants in Spain, expected to become available in 2017.  If fully utilized, the additional capacity would represent an increase of 42,000 megawatt hours, or 8%, in the average annual production of Ferroglobe’s existing plants in Spain.

Ferroglobe also owns and operates 20 megawatts of hydroelectric power capacity in two plants in France. Given the small size of these operations and the specifics of the regulatory regime under which they operate, the results of operations and financial position with respect to these plants are included within our French operations.

Raw Materials, Logistics and Power Supply

The largest components of Ferroglobe’s cost base are raw materials and power used for smelting at our facilities. In the year ended December 31, 2016, Ferroglobe’s power consumption, represented approximately 28% of Ferroglobe’s total consolidated cost of sales.

The primary raw materials Ferroglobe uses to produce its electrometallurgy products are carbon reductants (primarily coal, but also charcoal, metallurgical and petroleum coke, anthracite and wood) and minerals (manganese ore and quartz). Other raw materials used to produce Ferroglobe’s electrometallurgy products include electrodes (consisting of graphite and electrode paste), slags and limestone, as well as certain specialty additive metals. Ferroglobe procures coal, manganese ore, quartz, petroleum and metallurgical coke, electrodes and most additive metals centrally under the responsibility of its purchasing and logistics manager, whereas responsibility for the procurement of other raw materials rests with each country’s raw materials procurement manager or the individual plant managers.

Manganese ore

The global supply of manganese ore is comprised of standard- to high-grade manganese ore, with 35% to 56% manganese content, and low-grade manganese ore, with lower manganese content. Manganese ore production comes mainly from eight countries: South Africa, Australia, China, Gabon, Brazil, Ukraine, India and Ghana. However, the production of high-grade manganese ore is concentrated in Australia, Gabon, South Africa and Brazil.

The vast majority of the manganese ore Ferroglobe purchased in 2016 came from suppliers located in South Africa (59.6% of total purchases) and Gabon (36.0% of total purchases). In 2016, key suppliers of manganese ore to Ferroglobe supplied 94.5% of the manganese ore Ferroglobe utilized while the remaining 5.5% was procured on the international spot market from other suppliers. In 2016, Ferroglobe has contractual arrangements with two main suppliers (located in South Africa and Gabon) with terms of one to three years and prices, expressed in U.S. Dollars, which depend primarily on spot prices.

Global manganese ore prices are mainly driven by manganese demand from India and China. Potential disruption of supply from South Africa, Australia, Brazil or Gabon due to logistical, labor or other reasons may have an impact on the availability and the pricing of manganese ore.

Coal

Coal is the major carbon reductant in silicon and silicon alloys production. Only washed and/or screened coal with ash content below 10% and with specific physical properties may be used for production of silicon alloys. Colombia and the United States are the best source for the required type of coal and the vast majority of the silicon alloys industry, including Ferroglobe, is dependent on supply from these two countries.

Approximately 64.6% of the coal Ferroglobe purchased in 2016 for its facilities in Europe, South Africa and Venezuela was sourced from one mining supplier in Colombia while the remaining 35.4% came from other Colombian mines, as well as from Poland, China and South Africa. Ferroglobe has a long‑standing relationship with the coal washing plants that process Colombian coal in Europe, which price coal using spot, quarterly, semi‑annual or annual contracts, based on market outlook. International coal prices, which are denominated in U.S. Dollars, are mainly based on API 2, the benchmark price reference for coal imported into northwest Europe. Prices reflect also currency fluctuation, labor issues and transportation situation in Colombia and South Africa, as well as sea-freights.

Ferroglobe also owns Alden Resources LLC (“Alden”) in the United States. Alden provides a stable and long‑term supply of low ash metallurgical grade coal by fulfilling a substantial portion of our requirements to our North American operations.
See “—Mining Operations” below for further information.

Quartz

Quartz is required to manufacture silicon‑based alloys and silicon metal.

Ferroglobe has secured access to quartz from its quartz mines in Spain, South Africa, the United States and Canada (see “—Mining Operations”). For the year ended December 31, 2016 approximately 61.7% of Ferroglobe’s total consumption of quartz was self-supplied. Ferroglobe purchases quartz from third-party suppliers on the basis of contractual arrangements with terms of up to four years. Ferroglobe’s quartz suppliers typically have operations in the same countries where Ferroglobe factories are located, or in close proximity, which minimizes logistical costs.

Ferroglobe controls quartzite mining operations located in Alabama, United States and a concession to mine quartzite in Saint-Urbain, Québec, Canada (operated by a third party miner). These mines supply our North American operations with a substantial portion of their requirements for quartzite.

Other raw materials

Wood is needed for the production of silicon-based alloys. It is used directly in furnaces as woodchips or cut to produce charcoal, which is the major source of carbon reductant for Ferroglobe’s plants in South Africa.  In South Africa, charcoal is a less expensive substitute for imported coal and provides desirable qualities to the silicon-based alloys it is used to produce.

Wood from Ferroglobe’s 10,000 hectares plantation in South Africa is of good quality and is partially sold as lumber in exchange for lower quality wood to produce charcoal for Ferroglobe’s South African operations. Ferroglobe’s charcoal production in South Africa is entirely subcontracted to third parties.

In the other countries where Ferroglobe operates, Ferroglobe purchases wood chips locally or logs for on‑site wood chipping operations from a variety of suppliers.

Petroleum coke, carbon electrodes, slag, limestone and additive metals are other relevant raw materials Ferroglobe utilizes to manufacture its electrometallurgy products. Procurement of these raw materials is either managed centrally or with each country’s raw materials procurement manager or plant manager, and is purchased at spot prices or under contracts of a year or less.

Logistics

Logistical operations are managed centrally and at the local level. Sea‑freight operations are centralized at the corporate level, while rail logistics is centralized at the country level. Vehicle transport is managed at the plant level with centralized coordination in multi‑site countries. Contractual commitments in respect of transportation and logistics match, to the extent possible, Ferroglobe’s contracts for raw materials and customer contracts.

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

In France, FerroPem, S.A.S. has traditionally had access to relatively low power prices, as it benefited from Electricité de France’s green tariff (“Tarif Vert”), and a discount thereon. The green tariffs expired at the end of 2015 and Ferroglobe has negotiated alternative arrangements with Electricité de France for 2017, and is currently negotiating long-term supply contracts with suppliers in the market place. Additionally, new regulation enacted by the National Assembly and the Government through Laws and Decrees allows FerroPem, S.A.S. to benefit from reduced access tariffs plus rebates based on interruptibility. Furthermore, the new arrangements will allow FerroPem, S.A.S. to operate competitively on a 12-month basis, avoiding the need to stop for two months under the Tarif Vert.

Ferroglobe’s production of energy in Spain and France through its hydroelectric power plants partially mitigates its exposure to increases in power prices in these two countries, as an increase in energy prices has a positive impact on Ferroglobe revenues from electricity generation.

In the United States, we enter into long‑term electric power supply contracts. Our power supply contracts result in stable, favorably priced, long‑term commitments of power at reasonable rates. In West Virginia, we have a contract with Brookfield Energy to provide approximately 45% of our power needs, from a dedicated hydroelectric facility, at a fixed rate through December 2021. The rest of our power needs in West Virginia, Ohio and Alabama are primarily sourced through special contracts that provide historically competitive rates and the remainder is sourced at market rates. At our Niagara Falls, New York plant, we have been granted a public‑sector package including 18.4 megawatts of hydropower through to 2021, effective June 1, 2016.

In Venezuela, Ferroglobe has access to low and stable power prices through a long‑term contract with the local power supplier, as its factory is located in the proximity of five hydroelectric power plants.

In South Africa, energy prices are regulated by the NERSA and price increases are publicly announced in advance.

Mining Operations

Reserves

Reserves are defined by SEC Industry Guide 7 as the part of a mineral deposit that could be economically and legally extracted and produced at the time of the reserve determination. Proven, or measured, reserves are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, and grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well‑established. Probable, or indicated, reserves are reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance for probable reserves, although lower than that for proven reserves, is high enough to assume continuity between points of observation. Reserve estimates were made by independent third party consultants, based primarily on dimensions revealed in outcrops, trenches, detailed sampling and drilling studies performed. These estimates are reviewed and reassessed from time to time. Reserve estimates are based on various assumptions, and any material changes in these assumptions could have a material impact on the accuracy of Ferroglobe’s reserve estimates.

The following table sets forth summary information on Ferroglobe’s mines which were in production as of December 31, 2016.

Mine	Location	Mineral	Annual capacity kt	Production in 2016 kt	Mining Recovery	Proven reserves Mt(1)	Probable reserves Mt(1)	Mining Method	Reserve grade	Btus per lb.	Life(2)	Expiry date(3)
Sonia	Spain (Mañón)	Quartz	150	150	0.4	2.17	0.8	Open-pit	Metallurgical	N/A	21	2069
Esmeralda	Spain (Val do Dubra)	Quartz	50	22	0.4	0.12	0.17	Open-pit	Metallurgical	N/A	12	2029
Serrabal.	Spain (Vedra & Boqueixón)	Quartz	330	231	0.2	3.85	1.9	Open-pit	Metallurgical	N/A	19	2038
SamQuarz	South Africa (Delmas)	Quartzite	1,000	690	0.7	8.02	19.5	Open-pit	Metallurgical & Glass	N/A	39	2039
Mahale	South Africa (Limpopo)	Quartz	New	New	0.5	—	2.4	Open-pit	Metallurgical	N/A	15	2035
Roodepoort	South Africa (Limpopo)	Quartz	50	40	0.5	—	0.05	Open-pit	Metallurgical	N/A	1	2028
Fort Klipdam	South Africa (Limpopo)	Quartz	100	10	0.6	—	0.2	Open-pit	Metallurgical	N/A	2	2017(4)
AS&G Miller Pit	United States (Alabama)	Quartzite	150	145	0.4	0.02	—	Surface	Metallurgical	N/A	1	2017
AS&G Mims Pit.	United States (Alabama)	Quartzite	120	88	0.4	0.25	—	Surface	Metallurgical	N/A	3	2020
			1,950	1,376		14.43	25.02

Maple Creek	United States (Kentucky)	Coal	200	190	0.7	0.6		Surface	Metallurgical	14,000	3	2020
Colonel Hollow	United States (Kentucky)	Coal	150	7	0.7	0.8		Surface	Metallurgical	14,000	5	2022
Engle Hollow	United States (Kentucky)	Coal	24	24	0.6	0.2		Underground	Metallurgical	14,000	4	2021
Bain Branch No. 3	United States (Kentucky)	Coal	120	25	0.5	3.6	2.9	Underground	Metallurgical	14,000	25	2042
Harpes Creek 4A	United States (Kentucky)	Coal	100	92	0.6	1.2	1.3	Underground	Metallurgical	14,000	12	2029
			594	338		6.40	4.20

(1)
The estimated recoverable proven and probable reserves represent the tons of product that can be used internally or sold to metallurgical or glass grade customers. The mining recovery is based on historical yields at each particular site. We estimate our permitted mining life based on the number of years we can sustain average production rates under current circumstances.

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

Ferroglobe considers its Conchitina and Conchitina Segunda mines as a single mining project and intends to merge the mining concessions for these properties. In addition, Ferroglobe currently holds all necessary permits to start production at its  Conchitina and Conchitina Segunda mines. Although Ferroglobe has not received formal approval from the Spanish Mining Authority over its 2017 Annual Mining Plan, we are not legally prevented from commencing mining operations in the area based on the fully-authorized 2016 Annual Mining Plan.

Reserves for the Conchitina mine are, accordingly, considered to be probable reserves, and the following table sets forth summary information on the Conchitina and Conchitina Segunda mines:

				Recoverable Reserves
Mine	Location	Mineralization	Mining Recovery	Proven MT(1)	Probable MT(1)	Reserve Grade	Mining Method
Conchitina and Conchitina Segunda	Spain (O Vicedo)	Quartz	0.35	0	1.25	Metallurgical	Open-pit

(1)	Estimates of recoverable probable reserves represent the tons of product that can be used internally or which are of metallurgical grade and can be delivered to Ferroglobe’s customers.

Ferroglobe has additional mining rights in Spain (Cristina, Trasmonte and Merlán), but none of these mines are currently producing or undergoing mine development activities as the Spanish Mining Authority started cancelling mining rights for Merlán and Trasmonte in September 2015 and February 2017, respectively. Ferroglobe does not consider certain Venezuelan mines to be mining assets (La Candelaria, El Manteco and El Merey) as the minerals are fully-depleted and because it will be difficult to obtain new mining rights at these locations given the current economic and political environment in Venezuela.

Spanish mining concessions

Sonia

The Sonia mining concession previously belonged to Cuarzos Industriales S.A.U., which acquired the mining concession in 1979. Ferroglobe acquired Cuarzos Industriales S.A.U., which is the owner of the properties currently mined at Sonia, along with the Sonia mining concession, in 1996 from the Portuguese cement manufacturer Cimpor. The surface area covered by the Sonia mining concession is 387 hectares. The concession is due to expire in 2069.

Esmeralda

The original Esmerelda mining concession was granted in 1999 to Cuarzos Industriales, S.A.U., the owner of the properties currently mined at Esmeralda, after proper mining research had been conducted and the mining potential of the area had been demonstrated to the relevant public authority. The surface area covered by the Esmeralda mining concession is 84 hectares. The concession is due to expire in 2029.

Serrabal

The Serrabal mining concession was originally granted in 1978 to Rocas, Arcillas y Minerales S.A. Ferroglobe acquired control of such company, which is the owner of the properties currently mined at Serrabal, along with the Serrabal mining concession, in 2000. Rocas, Arcillas y Minerales, S.A. has applied for the renewal of the concession. Pursuant to an interim measure approved by the applicable mining authority, Rocas Arcillas y Minerales S.A. is permitted to continue mining operations in Serrabal indefinitely until a final decision on the renewal of the concession has been made. If the renewal is granted, the concession will expire in 2038. The surface area covered by Serrabal mining concession is 861 hectares.

Conchitina and Conchitina Segunda

The Conchitina mining concession previously belonged to Cuarzos Industriales S.A.U., which acquired the mining concession in 1979. Ferroglobe acquired such company, along with Conchitina mining concession, in 1996 from the Portuguese cement manufacturer Cimpor. The Conchitina Segunda mining concession was granted to Cuarzos Industriales S.A.U. in 1997 for a 30-year term after proper mining research had been conducted and the mining potential of the area had been demonstrated. The Conchitina concession expired in 2009 and Cuarzos Industriales S.A.U. has applied for its renewal, also requesting the competent authority to consolidate the concession with that of Conchitina Segunda. The legal support for the consolidation request is that both mining rights apply over a unique quartz deposit. Although the approval has not been formally granted by the authority, Ferroglobe is not legally prevented from commencing mining operations in the area because the relevant authority has not issued an express declaration of expiry of the Conchitina concession. Cuarzos Industriales S.A.U. is the owner of the properties currently mined at both Conchitina and Conchitina Segunda. The surface area covered by Conchitina and Conchitina Segunda concessions is 497 hectares.

Cabanetas

The mining right granting process and tax regulations applicable to the Cabanetas limestone quarry slightly differ from those applicable to other Ferroglobe mines in Spain because Cabanetas is classified as a quarry, rather than a mine. Ferroglobe is currently operating the Cabanetas quarry pursuant to a permit resolution, which authorized the extension of the original mining concession, issued in 2013 by the competent mining authority. The renewal is for a period of 30 years and, consequently, the concession will expire in 2043. Limestone extracted from the Cabanetas quarry was intended to be used by the Hidro Nitro Española S.A. electrometallurgy plant. However, because new metallurgical techniques require low consumption of this product, most of the Cabanetas limestone is generally sold to the civil engineering and construction industries. The production level of the Cabanetas quarry has fallen considerably in recent years, mainly due to difficulties in the local construction industry.

The land on which the mining property is located is owned by Mancomunidad de propietarios de Fincas Las Sierras and the plot containing the mining property is leased to Hidro Nitro Española S.A. pursuant to a lease agreement entered into in 1950, which was subsequently restated in 2000 and due to expire in 2020. The lease agreement may be extended until 2050. To retain the lease, Hidro Nitro Española S.A. pays the landlord an annual fee currently equal to €0.15 per ton of limestone quarried out of the mine. The quarry covers a surface area of approximately 180 hectares. The area affected by the planned exploitation during the current extension of the concession area is 6.9 hectares.

For further information regarding Spanish regulations applicable to mining concessions, as well as environmental and other regulations, see “—Laws and regulations applicable to Ferroglobe’s mining operations—Spain.”

South African mining rights

SamQuarz

The SamQuarz mining rights were transferred from the original owners, Glass South Africa Holdings (Pty) Ltd and Samancor Limited, to SamQuarz (Pty) Ltd in 1997. Our FerroAtlántica division acquired control of SamQuarz, along with the SamQuarz mining rights, in 2012. In 2009, the Minister of Mineral Resources converted the then-existing SamQuarz mining rights into new mining rights due to expire after 30 years in 2039. At the end of 2014, SamQuarz mining rights were transferred from SamQuarz (Pty) Ltd to its sole shareholder, Thaba Chueu Mining.  SamQuarz (Pty) Ltd is the owner of the properties currently mined in Delmas. The total surface area covered by SamQuarz mine is 118.1 hectares.

Mahale

Mahale is state-owned land, lawfully occupied by the Mahale community. Thaba Chueu Mining (Pty.), Ltd., a subsidiary of Ferroglobe, currently leases the land pursuant to an agreement with the Majeje Traditional Authority and runs mining operations on the area pursuant to mining rights owned by the state and licensed to it. The latest mining right license was granted by the Department of Mineral Resources in December 2014 (and was registered at the mining titles deeds office in the beginning of 2016). The license is for a 20-year period and will expire in 2035. The total surface area covered by Mahale mine is 329.7 hectares. The lease agreement between Thaba Chueu Mining (Pty.), Ltd. and the Majeje Traditional Authority will be in force for the entire duration of the mining right or as long as it is economically viable for the lessee to mine. Under the lease agreement, a monthly rent of ZAR 1,500 is paid to the lessor, which is reviewed annually to reflect increases in the consumer price index. A general authorization has been granted to Thaba Chueu Mining (Pty.), Ltd. by the Water Affairs Department in order to allow the company to use the water at the site, provided usage does not exceed 10,000 cubic metres per month.

Roodeport

Roodeport mining right is held by Silicon Smelters (Pty.), Ltd., Ferroglobe’s subsidiary, and will expire in 2028. In 2009, Silicon Smelters (Pty.), Ltd. applied for a conversion of the mining right into a new mining right under the Mineral and Petroleum Resources Development Act (the “MPRDA”), which entered into force in 2004. Although the license has not yet been approved by the competent authority, the Company is permitted to mine while waiting for the finalization of the application. The license could be finalized before the end of 2017, subject to Silicon Smelters (Pty) Ltd meeting the following requirements:

●	submission of a Mining Works Programme;

●	submission of a Social Labour Plan;

●	approval of a Shareholders Agreement or Black Economic Empowerment Agreement;

●	submission of mining plans; and

●	the passing of a board resolution appointing a person to sign on behalf of the Company.

Pursuant to the mining right, Silicon Smelters (Pty.), Ltd. is entitled to mine quartz as long as it is economically viable (i.e., for the duration of the mine). The total surface area covered by Roodeport mine is 19.5 hectares. The mining area covers the cobble and block areas. The land in which Roodeport mine is located is owned by Alpha Sand, which also conducts all mining operations as a contractor for Silicon Smelters (Pty.), Ltd. An agreement is in place whereby Alpha Sand operates the mine and Silicon Smelters (Pty.), Ltd. purchases the quartz mined from Alpha Sand based on the quartz requirements of Silicon Smelters (Pty.), Ltd. and at prices that are reviewed annually on the basis of increases in production costs and diesel fuel. The agreement with Alpha Sand will terminate at the expiry of the mining right or when it is no longer economically viable to mine quartz in the area.

Fort Klipdam

The land on which the Fort Klipdam is located is owned by Silicon Smelters (Pty.), Ltd. Silicon Smelters (Pty.), Ltd. filed a mining right application that was rejected on the basis of the alleged inadequacy of the mine social and labor plan (SLP). An appeal has been filed by Silicon Smelters (Pty.), Ltd. Pending a decision on the appeal, mining operations may only be conducted on an area located outside the area covered by the mining right, pursuant to three mining permits granted to Silicon Smelters (Pty.), Ltd that will expire in 2017. The total surface area covered by the Fort Klipdam mine, including both the mining permits and the mining right, is 640.9 hectares.

For further information regarding South African regulations applicable to mining concessions, as well as environmental and other regulations, see “—Laws and regulations applicable to Ferroglobe’s mining operations—South Africa.”

French mining rights

Soleyron

Of the overall Soleyron mine area, FerroPem, S.A.S., a subsidiary of Ferroglobe, owns 7.5 hectares. The Saint-Hippolyte de Montaigu Municipality owns the remaining 12.9 hectares. In February 2015, FerroPem, S.A.S. entered into a lease and royalty agreement with the municipality, which is valid for five years. The effective date of the agreement and the relevant term coincide with the effective date and the term of the prefectural authorization renewal, which was granted to FerroPem, S.A.S. in March 2015 and is due to expire in 2020. Pursuant to this agreement, FerroPem, S.A.S. pays to the municipality on an annual basis: (i) a fixed allowance for the lease of the land, and (ii) variable royalties on the basis of tons of quartz produced. In addition, FerroPem, S.A.S. provided financial guarantees through an insurance company for an amount of €146,300. Such amount has been defined in the prefectural authorization as the amount needed for the land remediation.

United States and Canadian mining rights

Coal

As of December 31, 2016, we had four active coal mines (one surface mine and three underground mines) located in Kentucky. We also had eight inactive permitted coal mines available for extraction located in Kentucky and Alabama. All of our coal mines are leased and the remaining term of the leases range from 2 to 40 years. The majority of the coal production is consumed internally in the production of silicon metal and silicon-based alloys. As of December 31, 2016, we estimate our proven and probable reserves to be approximately 16,356,000 tons with an average permitted life of approximately 35 years at present operating levels. Present operating levels are determined based on a three‑year annual average production rate. Reserve estimates were made by our geologists, engineers and third parties based primarily on drilling studies performed. These estimates are reviewed and reassessed from time to time. Reserve estimates are based on various assumptions, and any material changes in these assumptions could have a material impact on the accuracy of our reserve estimates.

We currently have two coal processing facilities, one of which is inactive. The active facility processes approximately 720,000 tons of coal annually, with a capacity of 2,500,000 tons. The average coal processing recovery rate is approximately is 65%.

Quartzite

We have an open-pit quartz mining operation in Billingsly, Alabama, which includes two wash-plant facilities. We also have a concession to mine quartzite in Saint-Urbain, Québec (operated by a third party miner). These mines supply our North American operations with a substantial portion of their requirements for quartzite.

Laws and regulations applicable to Ferroglobe’s mining operations

Spain

In Spain, mining concessions have an average term of 30 years and are extendable for additional 30-year terms, up to a maximum of 90 years. In order to extend the concession term, the concessionaire must file an application with the competent public authority. The application, which must be filed three years prior to the expiration of the concession term, must be accompanied by a detailed report demonstrating the continuity of mineral deposits and the technical ability to extract such deposits, as well as reserve estimates, an overall mining plan for the term of the concession and a detailed description of extraction and treatment techniques. The renewal process is straightforward for a mining company that has been mining the concession regularly. The main impediments to renewal are a lack of mining activity and legal conflicts. Every year in January, in order to maintain the validity of the mining concession, an annual mining plan must be submitted to the competent public authority. This document must detail the work to be developed during the year.

Regarding the environmental requirements applicable to Ferroglobe’s mining operations in Spain, each of Serrabal, Esmeralda, Conchitina and Conchitina Segunda is subject to an “environmental impact statement” (or “EIS”), issued by the relevant environmental authority and specifically tailored to the environmental features of the relevant mine. The EIS requires compliance with high environmental standards and is based on the environmental impact study performed by the mining concession applicant in connection with each mining project. It is the result of a consultation process involving several public administrations, including cultural, archaeology, landscape, urbanistic, health, agriculture, water and industrial administrations. The EIS sets forth all conditions to be fulfilled by the applicant, including in connection with the protection of air, water, soil, flora and fauna, landscape, cultural heritage, restoration and the interaction of such elements. The EIS covers mining activities, auxiliary facilities and heaps carried out in a determined perimeter of each mine, and includes a program of surveillance and environmental monitoring. The relevant authority regularly verifies compliance with it.

Sonia is subject to a “restoration plan” which provides for less stringent environmental requirements than an EIS and is mainly aimed at ensuring that the new areas generated as a result of the mining activity are properly restored in an environmentally friendly manner. The restoration plan is submitted by the mining concession applicant for the approval of the relevant authority together with the mining project for the area. Information about the exploitation project, including area of operation, annual production, method and operating system, and designed top and bottom level of the pit is included in the restoration plan.

All mines, with the exception of Cabanetas, also need to obtain from the relevant public administration an authorization for the discharge of the water used at the mine. This authorization is subject to certain conditions, including analyzing the water before any such discharge is made. In addition, when presenting to the competent mining authorities its annual mining plans, Ferroglobe must include an environmental report describing all environmental actions carried out during the year. Authorities are able to oversee such actions upon their annual inspections. Because Cabanetas is classified as a quarry and not as a mine, environmental requirements are generally less stringent and an environmental report is not required. The environmental license for Cabanetas is included in the mining permit and is formalized in the annual work plan and the annual restoration plan approved by the mining authority.

The main recurring payment obligation in connection with Ferroglobe’s mines in Spain relates to a tax payable annually, calculated on the basis of the budget included in the relevant annual mining plan provided to the authority. In addition, with the exception of Cabanetas, a small surface tax is paid annually to the administration on the basis of the mine property extension. A levy also applies to water consumption at each mine property, which is paid at irregular intervals whenever the relevant public administration requires it.

South Africa

In South Africa, mining rights are valid for a maximum of 30 years and may be renewed for further periods of up to 30 years per renewal. Prior to granting and renewing a mining right, the competent authority must be satisfied with the technical and financial capacity of the intended mining operator and the mining work program according to which the operator intends to mine. In addition, a species rescue, relocation and re-introduction plan must be developed and implemented by a qualified person prior to the commencement of excavation, a detailed vegetation and habitat and rehabilitation plan must be developed by a qualified person and a permit must be obtained from the South African Heritage Resource Agency prior to the commencement of excavations. The mining right holder must also compile a labor and social plan for its mining operations and comply with certain additional regulatory requirements relating to, among other things, human resource development, employment equity, housing and living conditions and health and safety of employees, and the usage of water, which must be licensed.

It is a condition of the mining right that the holder shall dispose of all minerals and products derived from exploitation of the mineral at competitive market prices, which shall mean, in all cases, non‑discriminatory prices or non‑export parity prices. If the minerals are sold to any entity which is an affiliate or non‑affiliate agent or subsidy of the mining right holder, or is directly or indirectly controlled by the holder, such purchaser must unconditionally undertake in writing to dispose of the minerals and any products from the minerals and any products produced from the minerals, at competitive market prices. The mining right, a shareholding, an equity, an interest or participation in the right or joint venture, or a controlling interest in a company, close corporation or joint venture, may not be encumbered, ceded, transferred, mortgaged, let, sublet, assigned, alienated or otherwise disposed of without the written consent of the Minister of Mineral Resources, except in the case of a change of controlling interest in listed companies.

Environmental requirements applicable to mining operations in South Africa are mostly set out in the MPRDA. Pursuant to the MPRDA, in order to obtain reconnaissance permissions as well as actual mining rights, applicants must have in place an approved environmental management plan, pursuant to which, among other things, all boreholes, excavations and openings sunk or made during the duration of the mining right must be sealed, closed, fenced and made safe by the mining operator. Further environmental requirements apply in connection with health and safety matters, waste management and water usage. The MPRDA further requires mining right applicants to conduct an environmental impact assessment on the area of interest and submit an environmental management programme setting forth, among other things, baseline information concerning the affected environment to determine protection, remedial measures and environmental management objectives, and describing the manner in which the applicant intends to modify, remedy, control or stop any action, activity or process which causes pollution or environmental degradation, contain or remedy the cause of pollution or degradation and migration of pollutants and comply with any prescribed waste standard or management standards or practices. In addition, applicants must provide sufficient insurance, bank guarantees, trust funds or cash to ensure the availability of sufficient funds to undertake the agreed work programmes and for the rehabilitation, management and remediation of any negative environmental impact on the interested areas. Holders of a mining right must conduct continuous monitoring of the environmental management plan, conduct performance assessments of the plan and compile and submit a performance assessment report to the competent authority, the frequency of which must be as approved in the environmental management programme, or every two years or as otherwise agreed by the authority in writing. Mine closure costs are evaluated and reported on an annual basis, but are typically only incurred at mine closure.

The mining right holder must also be in compliance with an important governmental regulation called Black Economic Empowerment (“BEE”), a program launched by the South African government to redress certain racial inequalities. In order for a mining right to be granted, a mining company must agree on certain BEE‑related conditions with the Department of Mineral and Petroleum Resources. Such conditions relate to, among other things, the company’s ownership and employment equity and require the submission of a social and labor plan. Failure to comply with any of these BEE conditions may have an impact on, among other things, the ability of the mining company to retain the mining right or obtain its renewal upon expiry. In addition, companies subject to BEE must conduct, on an annual basis, a BEE rating audit on several aspects of the business, including black ownership, management control, employment equity, skills development, preferential procurement, enterprise development and socio‑economic development. Poor performance on the BEE rating audit may have a negative impact on the company’s ability to do business with other companies, to the extent that a company’s low rating is likely to reduce the rating of its business partners.

Mining rights are subject to payments of royalties to the tax authority, the South African Revenue Services. Such payments are generally made by June 30 and December 31 each year and upon the approval of the concessionaire’s annual financial statements.
France

In France, mining rights are subject to a prefectural authorization. The authorization provides details of all requirements, including environmental requirements, which the mining operator and its subcontractors must comply with to operate the mine. Such requirements mainly concern archaeology, water protection, air pollution, control of noise, visual impact and safety matters. The authorization also contains the requirements relating to the remediation of the land after the end of the mining operations, including the provision of adequate financial guarantees by the mining operator. Mines are regularly inspected by the administration and local environmental commissions, comprising representatives of the relevant municipality, administration, several associations and the mining operator, which must meet at least once a year.

United States

The Coal Mine Health and Safety Act of 1969 and the Federal Mine Safety and Health Act of 1977 impose stringent safety and health standards on all aspects of mining operations. Also, the state of Kentucky, in which we operate underground and surface coal mines, has state mine safety and health regulations. The Mine Safety and Health Administration (the “MSHA”) inspects mine sites and enforces safety regulations and the Company must comply with ongoing regulatory reporting to the MSHA. Numerous governmental permits, licenses or approvals are required for mining operations. In order to obtain mining permits and approvals from state regulatory authorities, we must submit a reclamation plan for restoring, upon the completion of mining operations, the mined property to its prior or better condition, productive use or other permitted condition. We are also required to establish performance bonds, consistent with state requirements, to secure our financial obligations for reclamation, including removal of mining structures and ponds, backfilling and regrading and revegetation.

Mauritania

In 2013, we signed an option to purchase two exploration permits of Quartz relating to a 2,000 square kilometer area located in northern Mauritania, approximately 250 kilometers from Nouadhibou harbor. After a successful exploration program and the granting of the mining rights of both exploration permits (Vadel 1 and Vadel 2 Mines) on June 30, 2016, Ferroglobe exercised the purchase option. Vadel 1 and 2 Mines are held by Ferroquartz Mauritania SARL, a subsidiary of Ferroglobe, and will expire in 2031. The total surface area covered by Vadel 1 Mine is 195 square kilometers and by Vadel 2 Mine is 240 square kilometers. The project is under construction and we will start the production in Vadel 2 in 2017 and in Vadel 1 in 2018.

Customers and Markets

Ferroglobe’s Spanish hydroelectric operations deliver and all the electricity produced to the Spanish national grid for sale in the Spanish wholesale market. We have entered into a definitive agreement with respect to the disposal of our hydroelectric power operations in Spain with an experienced and reputable owner and operator of renewable energy businesses, pursuant to which we expect to receive gross proceeds of €255 million (approximately $270 million) and net cash proceeds of approximately $165 million. The closing of the transaction remains subject to certain conditions, including receipt of applicable governmental approvals. Additionally, we are pursuing a strategic disposal of our hydroelectric power operations in France, from which we expect to receive gross and net cash proceeds of approximately $21 million.

The following table details the breakdown of Ferroglobe’s revenues from its electrometallurgy operations by geographic end market for the years ended December 31, 2016, 2015 and 2014.

	Year ended December 31,
($ millions)	2016	2015	2014

United States of America	563.6	208.4	201.3
Europe
Spain	181.0	194.9	257.0
Germany	241.0	231.0	238.6
Italy	90.3	120.0	146.2
Rest of Europe	236.7	314.1	302.2
Total revenues in Europe	749.1	860.0	944.0
Rest of the World	243.0	221.6	271.8
Total	1,555.7	1,290.0	1,417.1

For the year ended December 31, 2016, Ferroglobe’s ten largest customers accounted for approximately 42.23% of Ferroglobe’s consolidated revenue and sales corresponding to Dow Corning Corporation represented 13.69% of the Company’s sales. The Company had one customer, Dow Corning Corporation that accounted for more than 10% of consolidated revenue during the year ended December 31, 2016. Ferroglobe’s sales to these customers are mainly governed by contracts that are currently in force.

Customer base

We have a diversified customer base across our key product categories. We have built long-lasting relationships with our customers based on the breadth and quality of our product offerings and our ability to frequently offer lower-cost and more reliable supply options than our competitors who do not have production facilities located near the customers’ facilities or production capabilities to meet specific customer requirements. We sell our products to customers in over 30 countries across six continents, though our largest customer concentration is in the United States and Europe. The average length of our relationships with our top 30 customers exceeds ten years and, in some cases, such relationships go back as far as 30 years.

For the year ended December 31, 2016, Ferroglobe’s ten largest customers accounted for approximately 42.23% of Ferroglobe’s consolidated revenue. For the year ended December 31, 2016, approximately 48% of our metallurgical segment sales were to customers in Europe, approximately 36.23% were to customers in the United States and approximately 15.62.% were to the rest of the world.

Customer contracts

Our contracting strategy seeks to lock in significant revenue while remaining flexible to benefit from any price increases. Historically, we have targeted to contract approximately 80% of our silicon metal and manganese-based ferroalloys production and approximately 75% of our silicon-based ferroalloy production in the fourth quarter for the following calendar year. Our silicon metal is typically sold under annual contracts, whereas our manganese-based ferroalloys and silicon-based ferroalloys tend to be sold under both annual and quarterly contracts. Approximately 50% of contracted production has fixed prices whereas the other 50% are indexed to benchmarks.

The remaining 20% of our silicon metal and manganese-based ferroalloys production and 25% of our silicon‑based ferroalloy production are sold on a spot basis. By selling on a spot basis, we are able to take advantage of premiums for prompt delivery. We believe that our diversified contract portfolio allows us to lock in a significant amount of revenues while also allowing us to remain flexible and benefit from unexpected price and demand upticks. Given spot price and current market dynamics, we are looking to enter into contracts for 2017 with short terms in order to benefit from expected price increases. We are also in the process of moving away from index‑based contracts in favor of fixed prices.

Sales and Marketing Activities

Ferroglobe generally sells the majority of its products under annual contracts for silicone producers, and between three months to one year for steel and aluminum producing customers. All contracts generally include a volume framework and price formula based on the spot market price and other elements, including production costs and premiums. Ferroglobe also makes spot sales to customers with whom it does not have a contract as well as through quarterly agreements at prices that generally reflect market spot prices. In addition, Ferroglobe sells certain high quality products at prices that are not directly correlated with the market prices for the metals or alloys from which they are composed. Some of Ferroglobe’s customer contracts contain provisions relating to the purchase of minimum volumes of products.

The vast majority of Ferroglobe’s products are sold directly by its own sales force located in Spain, France, the United States and Germany, as well as in all of the countries in which Ferroglobe operates. Prior to the Business Combination with Globe, almost all sales in the United States were intermediated through local exclusive agents pursuant to standardized contractual arrangements. Some sales to primary and secondary aluminum manufacturers and silicone producers were direct. In Italy and the United Kingdom, sales of products other than silicon metal are intermediated through local exclusive agents.

Ferroglobe maintains credit insurance for the majority of its customer receivables to mitigate collection risk.

Competition

The most significant factor on which players in the silicon metal, manganese‑ and silicon‑based alloys and specialty metals markets compete is price. Other factors include consistency of the chemical and physical specifications over time and reliability of supply.

The silicon metal, manganese- and silicon-based alloys and specialty metals markets are highly competitive, global markets, in which suppliers are able to reach customers across different geographies, and in which local presence is generally a minor advantage. In the silicon metal market, Ferroglobe’s primary competitors include

Chinese producers, which have production capacity that exceeds total global demand. Aside from Chinese producers, Ferroglobe’s competitors include Elkem, a Norwegian manufacturer of silicon metal, ferrosilicon, foundry products, silica fumes, carbon products and energy, Dow Corning, an American company specializing in silicone and silicon-based technology, Rusal, a Russian company that is a leading global aluminum and silicon metal producer, Rima, a Brazilian silicon metal and ferrosilicon producer, Liasa, a Brazilian producer of silicon, Wacker, a German chemical business which manufactures silicon and Simcoa Operations, an Australian company specializing in the production of silicon.

In the manganese and silicon alloys market, Ferroglobe’s competitors include Privat Group, a Ukrainian company with operations in Australia, Ghana and Ukraine, Eramet, a French mining and metallurgical group, CHEMK Industrial Group, a Russian conglomerate which is one of the largest silicon-based alloy producers in the world, South 32 (formerly BHP Billiton), a global mining company with operations in Australia and South Africa, and Vale, a mining and metals group based in Brazil and Elkem.

In the silica fumes market, Ferroglobe’s competitors include Elkem and Dow Corning.

Ferroglobe strives to be a highly efficient, low‑cost producer, offering competitive pricing and engaging in manufacturing processes that capture most of its production by-products for reuse or resale. Additionally, through the vertical integration of its quartz mines in Spain, the United States, Canada and South Africa, its metallurgical coal mines in the United States and tree plantations in South Africa to obtain wood with which to produce charcoal, Ferroglobe has ensured access to some of the high quality raw materials that are essential in the silicon metal, manganese- and silicon-based alloy and specialty metals production process, and has been able to gain a competitive advantage over some of its competitors because it has reduced the contribution of these raw materials to its cost base.

Research and Development (R&D)

Ferroglobe focuses on continually developing its technology in an effort to improve its products and production processes. Our FerroAtlántica division’s research and development division coordinates all the research and development activities within Ferroglobe. Ferroglobe also has cooperation agreements in place with various universities and research institutes in Spain, France and other countries around the world. For the years ended December 31, 2016, 2015 and 2014, Ferroglobe spent $6.2 million, $11.1 million, $11.2 million, respectively, on research and development projects and activities. Set forth below is a description of Ferroglobe’s significant ongoing research and development projects.

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

Solar grade silicon

Ferroglobe’s solar grade silicon involves the production of solar grade silicon metal with a purity above 99.9999% through a new, potentially cost‑effective, electrometallurgical process. The traditional chemical process tends to be costly and involves high energy consumption and potentially environmentally hazardous processes. The new technology, entirely developed by Ferroglobe at an earlier stage at its research and development facilities in Spain and France, aims to reduce the costs and energy consumption associated with the production of solar grade silicon.

In 2016, FerroAtlántica entered into a project with Aurinka for a feasibility study and basic engineering for an upgraded metallurgical grade (“UMG”) solar silicon manufacturing plant. Purchases under this project were approximately €3.0 million for 2016. On December 20, 2016, Ferroglobe entered into an agreement with Aurinka and Blue Power (the “Solar JV Agreement”) providing for the formation and operation of a joint venture with the purpose of UMG solar silicon, subject to the satisfaction of certain conditions precedent. Under the Solar JV Agreement, Ferroglobe will indirectly own 75% of the operating companies to be formed as part of the joint venture and 51% of the company to be formed as part of the joint venture to hold the intellectual property rights and know how contributed by Aurinka and Ferroglobe to the joint venture.  See “Item 7.B.—Major Shareholders and Related Party Transactions—Related Party Transactions”

Pursuant to the Solar JV Agreement, and subject to the satisfaction of certain conditions precedent, FerroAtlántica has committed to incur capital expenditures in connection with the joint venture of approximately $118 million over the first three years, which constitutes the first phase of the project contemplated by the Solar JV Agreement. Plans for and financing of further phases are subject to agreement and approval by the parties to the Solar JV Agreement pursuant to specified procedures. To the extent the project continues into further phases, we would expect to commit, in the future and subject to appropriate approval and authorization, to incur approximately $100 million in joint venture‑related capital expenditures in the fourth year, and approximately $77 million over the following three years. In connection with the Solar JV Agreement, FerroAtlántica has obtained two loans, with principal amounts of approximately €45 million and €27 million, respectively, from the Spanish Ministry of Industry and Energy for the purpose of building and operating the UMG solar silicon plant.

Capital Expenditures

Ferroglobe’s capital expenditures for the years ended December 31, 2016, 2015 and 2014 were $71.1 million, $68.5 million and $45.4 million, respectively. Principal capital expenditures during these periods were primarily for maintenance and improvement works at Ferroglobe’s plants and mines. We expect our capital expenditures for 2017 to equal approximately $65 million, excluding any capital expenditures related to our hydroelectric power operations in Spain and France, which we may sell in 2017, or to our solar grade silicon project. We believe we have the ability to reduce our capital expenditures by, as needed, idling individual electrometallurgy facilities. Additionally, subject to the satisfaction of certain conditions precedent, we have committed to incur approximately $118 million of capital expenditures in connection with our solar grade silicon joint venture over an initial phase estimated for up to three years. While we would expect to commit to further amounts in connection with this joint venture in the future if the project continues to subsequent phases, which is subject to agreement and approval with our joint venture partners, we have not yet committed to any expenditures with respect to further phases. Capital expenditures in connection with our solar grade silicon joint venture are financed in part by two loans obtained from the Spanish Ministry of Industry and Energy. See “Item 4.B.—Information on the Company—Business Overview—Research and Development (R&D)—Solar grade silicon” and “Item 7.B.—Major Shareholders and Related Party Transactions—Related Party Transactions.”
Ferroglobe finances capital expenditures mainly from cash generated by its operating activities, and to a lesser extent, where applicable, from its existing credit facilities.

Proprietary Rights and Licensing

The majority of Ferroglobe’s intellectual property consists of proprietary know‑how and trade secrets. Ferroglobe’s intellectual property strategy is focused on developing and protecting proprietary know‑how and trade secrets, which are maintained through employee and third-party confidentiality agreements and physical security measures. Although Ferroglobe has some patented technology, Ferroglobe believes that its businesses and profitability do not rely fundamentally upon patented technology.

Regulatory Matters

Environmental and health and safety

Ferroglobe operates facilities worldwide, which are subject to foreign, national, regional, provincial and local environmental, health and safety laws and regulations, including, among others, those requirements governing the discharge of materials into the environment, the generation, use, storage and disposal of hazardous substances, the extraction and use of water, land use, reclamation and remediation and the health and safety of Ferroglobe’s employees. These laws and regulations require Ferroglobe to obtain from governmental authorities permits to conduct its regulated activities, which permits may be subject to modification or revocation by such authorities.

Ferroglobe may not be at all times in complete compliance with such laws, regulations and permits, although Ferroglobe is not aware of any material past or current noncompliance. Failure to comply with these laws, regulations and permits may result in the assessment of administrative, civil and criminal penalties or other sanctions by regulators, the imposition of obligations to conduct remediation or upgrade or install pollution or dust control equipment, the issuance of injunctions limiting or preventing Ferroglobe’s activities, legal claims for personal injury or property damages, and other liabilities.

Under these laws, regulations and permits, Ferroglobe could also be held liable for any consequences arising out of human exposure to hazardous substances or environmental damage Ferroglobe may cause or that relates to its current or former operations or properties. Environmental, health and safety laws are likely to become more stringent in the future. Ferroglobe’s costs of complying with current and future environmental, health and safety laws, and its liabilities arising from past or future releases of, or exposure to, hazardous substances, may exceed budgeted or reserved amounts and adversely affect Ferroglobe’s business, results of operations and financial condition.

There are a variety of laws and regulations in place or being considered at the international, national, regional, provincial and local levels of government that restrict or are reasonably likely to result in limitations on emissions of carbon dioxide and other greenhouse gases. These legislative and regulatory developments may cause Ferroglobe to incur material costs to reduce the greenhouse gas emissions from its operations (through additional environmental control equipment or retiring and replacing existing equipment) or to obtain emission allowance or credits, or result in the incurrence of material taxes, fees or other governmental impositions on account of such emissions. In addition, such developments may have indirect impacts on Ferroglobe’s operations, which could be material. For example, they may impose significant additional costs or limitations on electricity generators, which could result in a material increase in energy costs.

Some environmental laws assess liability on current or previous owners or operators of real property for the cost of removal or remediation of hazardous substances. In addition to cleanup, cost recovery or compensatory actions brought by foreign, national, provincial and local agencies, neighbors, employees or other third parties could make personal injury, property damage or other private claims relating to the presence or release of hazardous substances. Environmental laws often impose liability even if the owner or operator did not know of, or did not cause, the release of hazardous substances. Persons who arrange for the disposal or treatment of hazardous substances also may be responsible for the cost of removal or remediation of these substances. Such persons can be responsible for removal and remediation costs even if they never owned or operated the disposal or treatment facility. In addition, such owners or operators of real property and persons who arrange for the disposal or treatment of hazardous substances can be held responsible for damages to natural resources.

For a summary of regulatory matters applicable to Ferroglobe’s mining operations, see “—Laws and regulations applicable to Ferroglobe’s mining operations.”

Energy and electricity generation

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

Additionally, Ferroglobe’s energy operations are subject to government regulation. In Spain, the regulatory framework applicable to electricity producers underwent significant changes in 2013. The regulatory framework previously applicable to renewable energies was abolished, and a new regulatory framework was established through the enactment of Royal Decree‑Law 9/2013 of July 13, taking certain urgent measures to guarantee the financial stability of the Spanish electrical system. The development of this new framework continued with the passing of the new Electricity Industry Law 24/2013 in Spain in December 2013, and was completed with the enactment of Royal Decree 413/2014 of June 6, which regulates electricity generation activities using renewable energy sources, co-generation and waste, and Order IET/1045/2014 of June 16, approving the compensation parameters for standard facilities applicable to certain production facilities based on renewable energy sources, co-generation and waste. This regulation established a new compensation scheme based on two concepts: remuneration for investments based on installed capacity, and remuneration for operation based on the energy produced. The first one guarantees a “reasonable return” on the investments, and the second one covers the operating cost of those technologies for which operating cost exceeds market revenues. As a result, since July 2013, Ferroglobe has sold the electricity it generates in Spain at market prices rather than at guaranteed prices that provided a premium above market prices, with the exception of energy generated by the Novo Pindo plant in Galicia, which continues to receive a premium that is considerably lower than the premium it received under the prior regulatory framework. It is expected that new regulations will allow Ferroglobe to continue to participate in “ancillary services” markets.

Trade

Ferroglobe benefits from antidumping and countervailing duty orders and laws that protect its products by imposing special duties on unfairly traded imports from certain countries. In the United States, antidumping duties are in effect covering silicon metal imports from China and Russia. In the European Union, antidumping duties are in place covering silicon metal imports from China and ferrosilicon imports from China and Russia. In Canada, there are antidumping and countervailing duties in effect covering silicon metal imports from China. These orders are subject to revision, revocation or rescission as a result of periodic reviews.

A sunset review of the U.S. antidumping order covering silicon metal imports from China is currently being conducted, which may result in the removal of the duties on such imports. If the duties are removed, our sales in the United States may be adversely affected.

In March 2017, Globe filed a petition with the U.S. Department of Commerce and the U.S. International Trade Commission covering imports of silicon metal from Australia, Brazil, Kazakhstan and Norway. If the petition is unsuccessful, our sales in the United States may be adversely affected.

In December 2016, Ferroglobe and its subsidiaries filed a complaint with the Canada Border Services Agency against imports of silicon metal from Brazil, Kazakhstan, Laos, Malaysia, Norway, Russia, and Thailand. If the complaint is unsuccessful, our sales in Canada may be adversely affected.

Seasonality

Electrometallurgy

Due to the cyclicality of energy prices in certain jurisdictions and the energy‑intensive nature of the production processes for silicon metal, manganese‑ and silicon‑based alloys and specialty metals, Ferroglobe does not operate its electrometallurgy plants during certain periods or times of day when energy prices are at their peak. Demand for Ferroglobe’s manganese‑ and silicon‑based alloy and specialty metals products is lower during these periods as its customers also suspend their energy‑intensive production processes involving Ferroglobe’s products. As a result, sales within particular geographic regions are subject to seasonality.

The seasonality of Ferroglobe’s operations is reflected in its borrowings, with its subsidiaries repaying borrowings between December and March, and increasing borrowings from April through November.

Energy

Ferroglobe’s hydroelectric power generation is dependent on the amount of rainfall in the regions in which its hydropower projects are located, which varies considerably from season to season.

C.            Organizational structure.

For a list of subsidiaries and ownership structure see Note 2 in the Consolidated Financial Statements.

D.            Property, Plant and Equipment.

See “Item 4.B.—Information on the Company—Business Overview.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.                          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.            Operating Results

Introduction

The following “management’s discussion and analysis” should be read in conjunction with the Consolidated Financial Statements of Ferroglobe as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, which are included in this annual report. This discussion includes forward-looking statements, which, although based on assumptions that Ferroglobe considers reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those expressed or implied by the forward‑looking statements. See “Cautionary Statements Regarding Forward-Looking Statements.” For a discussion of risks and uncertainties facing Ferroglobe, see “Item 3.D.—Key Information—Risk Factors.”

The Consolidated Financial Statements of Ferroglobe included in this annual report were translated from Euro (functional currency) to U.S. Dollars. In accordance with IAS 21 — The Effects of Changes in Foreign Exchange Rates, Ferroglobe’s consolidated income statements for the years ended December 31, 2016, 2015 and 2014 have been translated from Euro into U.S. Dollars using the rate of $1.1069, $1.1099 and $1.3285, respectively, to one Euro, and Ferroglobe’s consolidated balance sheets as of December 31, 2016 and 2015 have been translated from Euro into U.S. Dollars using the rate of $1.0541 and $1.0887, respectively, to one Euro.

The Company’s business started with the consummation of the Business Combination on December 23, 2015. FerroAtlántica is the Company’s “Predecessor” for accounting purposes. Therefore, the results of the Company for the 2015 fiscal year were composed of the results of:

●	Ferroglobe PLC for the period beginning February 5, 2015 (inception of the entity) and ended December 31, 2015;
●	FerroAtlántica, the Company’s “Predecessor,” for the year ended December 31, 2015; and
●	Globe for the eight-day period ended December 31, 2015.
The data and results of fiscal years prior to 2015 correspond exclusively to the Predecessor, FerroAtlántica, unless otherwise expressly stated.

The statement of financial position reflects the balance sheet of the Company as of December 31, 2016 and 2015.

Principal Factors Affecting Our Results of Operations

Sale prices

Ferroglobe’s operating performance is highly correlated to sales prices, which are influenced by several different factors that vary across Ferroglobe’s segments.

Manganese‑based alloy prices have shown a significant correlation with the price of manganese ore, which allows us to pass increases in the cost of manganese ore through to our customers, but also results in a decrease in prices for our manganese‑based alloys when the price of manganese ore decreases. During 2015, we saw two different trends. The first part of the year came with a high demand due to the performance of the steel industry, with sustained support in prices for the manganese alloys. Starting June 2015, the trend evolved to negative, with an important decrease in prices of all raw materials and specifically manganese ore. This had an impact on the evolution of prices. In the second half of 2016, manganese ore prices increased substantially, followed with a certain time lag by a significant increase in manganese alloys prices.

We have experienced a weakened economic environment in national and international metals markets, including a sharp decrease in silicon metal prices in all major markets since late 2014, though we have experienced an improvement in silicon metal prices since the fourth quarter of 2016.

Under Ferroglobe’s pricing policy, which is aimed at reducing dependence on spot market prices, prices applied to its term contracts have a diversity of formulas ranging from prices related to spot market prices to annual or quarterly fixed prices. Ferroglobe sells certain high quality products for which pricing is not directly correlated to spot market prices.

Cost of raw materials

The key raw materials sourced by Ferroglobe are quartz, manganese ore, coal, wood and charcoal. Manganese ore is the largest component of the cost base for manganese‑based alloys. In 2016, approximately 95% of Ferroglobe’s total $77.3 million expense with respect to manganese ore fell under contractual agreements with producers of manganese ore with terms of one to three years, while the remaining manganese ore was procured from the international spot market. Coal meeting certain standards for ash content and other physical properties is used as a major carbon reductant in silicon‑based alloy production. In 2016, coal represented a $150.0 million expense for Ferroglobe. Wood is both an important element for the production of silicon alloys and used to produce charcoal, which is used as a carbon reductant at Ferroglobe’s South African subsidiary Silicon Smelters (Pty.), Ltd. Ferroglobe’s wood expense amounted to $57.9 million in 2016. The FerroAtlántica subsidiaries of Ferroglobe source approximately 55% of their quartz needs from FerroAtlántica’s mines in Spain and South Africa, and, the Globe subsidiaries source approximately 75% of their quartz needs from Globe’s mines in the United States and Canada. Total quartz consumption in 2016 represented an expense of $100.8 million.

Power

Power constitutes one of the single largest expenses for most of Ferroglobe’s products other than manganese‑based alloys. Ferroglobe focuses on minimizing energy prices and unit consumption throughout its operations by concentrating its production during periods when energy prices are lower. In 2016, Ferroglobe’s total power consumption was 8,468 gigawatt hours with power contracts that vary across its operations. In Spain and South Africa, power prices are mostly spot or daily prices with important seasonal fluctuations, whereas in France and Venezuela, Ferroglobe has power contracts that provide for flat or near‑flat rates for most of the year.

In Spain, FerroAtlántica receives a rebate on a portion of its energy costs in exchange for an agreement to interrupt production, and thus power usage, upon request. FerroAtlántica uses derivative financial instruments to partly hedge risks related to energy price volatility in Spain.

In France, FerroPem S.A.S. has traditionally had access to relatively low power prices, as it benefited from Electricité de France’s green tariff (“Tarif Vert”), and a discount thereon. The green tariffs expired at the end of 2015 and Ferroglobe has negotiated alternative arrangements with Electricité de France for 2017, and is currently negotiating long-term supply contracts with suppliers in the market place. Additionally, a new regulation enacted by the National Assembly and the Government through Laws and Decrees allows FerroPem S.A.S. to benefit from reduced access tariffs plus rebates based on interruptibility. Furthermore, the new arrangements allow FerroPem S.A.S. to operate competitively on a 12-month basis, avoiding the need to stop for two months due to the Tarif Vert. We believe that the new arrangements will provide power prices comparable to past levels and with high degree of predictability going forward.

In Venezuela, FerroVen, S.A. has access to low and stable power prices denominated in U.S. Dollars through a long‑term contract with the local power supplier, as its factories are located in the proximity of five hydroelectric power plants. In South Africa, energy prices are regulated by the National Energy Regulator (NERSA) and price increases are publicly announced in advance.

In the United States, we enter into long‑term electric power supply contracts. Our power supply contracts have in the past resulted in stable, long‑term commitments of power at what we believe to be reasonable rates. In West Virginia, we have a contract with Brookfield Energy to provide approximately 45% of our power needs, from a dedicated hydroelectric facility, at a fixed rate through December 2021. The rate of our power needs in West Virginia, Ohio and Alabama are primarily sourced through special contracts that provide historically competitive rates and the remainder is sourced at market rates. At our Niagara Falls, New York plant, we have been granted a public sector package including 18.4 megawatts and hydro power through to 2021, effective June 1, 2016.

Foreign currency fluctuation

As a result of the Business Combination, Ferroglobe has a diversified production base consisting of production facilities across the United States, Europe, South America, South Africa and Asia. Ferroglobe production costs are mostly dependent on local factors, with the exception of the cost of manganese ore and coal, which are dependent on global commodity prices. The relative strength of the functional currencies of Ferroglobe’s subsidiaries influences its competitiveness in the international market, most notably in the case of Ferroglobe’s Venezuelan and South African operations, which have historically exported a majority of their production to the U.S. and the European Union. For additional information see “Item 11.—Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Rate Risk.”

The current loss of value of the Euro versus the U.S. Dollar has resulted in a significant price gap between U.S. Dollar‑ and Euro‑denominated spot market prices for silicon metal in particular, which enhances the competitiveness of our European production units in the international markets.

Regulatory changes

Ferroglobe’s energy operations are subject to government regulation. In Spain, the regulatory framework applicable to electricity producers underwent significant changes in 2013. The regulatory framework previously applicable to renewable energies was abolished, and the foundation for a new framework was established through the enactment of Royal Decree‑Law 9/2013. The development of this new framework continued with the passing of the Electricity Industry Law in Spain in December 2013, and was completed with the enactment of Royal Decree 413/2014 and Order IET/1045/2014.

As a result, since July 2013, the subsidiary FerroAtlántica, S.A. has sold the electricity it generates at market prices, optimizing its generation by operating during peak price hours and participating in the “ancillary services” markets rather than at guaranteed prices that provided a premium above market prices, with the exception of energy generated by the Novo Pindo plant in Galicia, which continues to receive a premium. It is expected that new regulations will allow FerroAtlántica to continue to participate in “ancillary services” markets. New power supply arrangements that have been entered into in 2016 for our French plants have managed to avoid this seasonal interruption.

Critical Accounting Policies

The discussion and analysis of Ferroglobe’s financial condition and results of operations is based upon its Consolidated Financial Statements, which have been prepared in accordance with IFRS as issued by the IASB. The preparation of those financial statements requires Ferroglobe to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, the disclosure of contingent assets and liabilities and related disclosure at the date of its financial statements. The estimates and related assumptions are based on available information at the date of preparation of the financial statements, on historical experience and on other relevant factors. Actual results may differ from these estimates under different assumptions and conditions. Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. The principal items affected by estimates are income taxes, business combinations, inventories, goodwill, and impairment of long-lived assets. The following are Ferroglobe’s most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all of Ferroglobe’s principal accounting policies, see note 4 to the Consolidated Financial Statements of Ferroglobe included elsewhere in this annual report.

Business combinations

Ferroglobe subsidiaries have completed a number of significant business acquisitions over the past several years. Our business strategy contemplates that we may pursue additional acquisitions in the future. When we acquire a business, the purchase price is allocated based on the fair value of tangible assets and identifiable intangible assets acquired and liabilities assumed. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Goodwill as of the acquisition date is measured as the residual of the excess of the consideration transferred, plus the fair value of any non‑controlling interest in the acquiree at the acquisition date, over the fair value of the identifiable net assets acquired. We generally engage independent third‑party appraisal firms to assist in determining the fair value of assets acquired and liabilities assumed. Such a valuation requires management to make significant estimates, especially with respect to intangible assets. These estimates are based on historical experience and information obtained from the management of the acquired companies. These estimates are inherently uncertain and may impact reported depreciation and amortization in future periods, as well as any related impairment of goodwill or other long lived assets.

See note 5 to the accompanying audited Consolidated Financial Statements for detailed disclosures related to our acquisitions.

Goodwill

Goodwill represents the excess purchase price of acquired businesses over fair values attributed to underlying net tangible assets and identifiable intangible assets. For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash-generating units (or groups of cash generating units) that is expected to benefit from the synergies of the combination.  A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired.  If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit.  Any impairment loss for goodwill is recognized directly in profit or loss.  On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

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

During the year ended December 31, 2016, in connection with our annual goodwill impairment test, the Company recognized an impairment charge of $193,000,000 related to the partial impairment of goodwill in North America, that was recorded as a result of Business Combination, resulting from a sustained decline in sales prices that continued throughout 2016 and which caused the Company to revise its expected future cash flows from its North American business operations. Ferroglobe operates in a cyclical market, and silicon and silicon-based alloy index pricing and foreign import pressure into the U.S. and Canadian markets impact the future projected cash flows used in our impairment analysis.

Long-lived assets

In order to ascertain whether its assets have become impaired, Ferroglobe compares their carrying amount with their recoverable amount at the end of the reporting period, or more frequently if there are indications that the assets might have become impaired. Where the asset itself does not generate cash flows that are independent from other assets, Ferroglobe estimates the recoverable amount of the cash‑generating unit to which the asset belongs. Recoverable amount is the higher of fair value and value in use, which is the present value of the future cash flows that are expected to be derived from continuing use of the asset and from its ultimate disposal at the end of its useful life, discounted at a pre‑tax rate which reflects the time value of money and the risks specific to the business to which the asset belongs.

If the recoverable amount of an asset or cash‑generating unit is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount, and an impairment loss is recognized as an expense under “net impairment losses” in the consolidated income statement. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment is recognized as “other income” in the consolidated income statement. The basis for depreciation or amortization is the carrying amount of the assets, deemed to be the acquisition cost less any accumulated impairment losses.

During 2016, the Company determined due to market conditions that our facility in Venezuela was to be idled. Since the cash flows from the cash generating unit were uncertain, the Company tested the long‑lived assets for impairment. The recoverable amount of the cash generating unit was determined based on the fair value of the assets less costs to dispose. The Company concluded that the costs to dispose exceed the fair value of the assets, primarily due to political and financial instability in Venezuela. As a result, the Company fully impaired the long‑lived assets and took an impairment charge of $58,472,000 for property, plant and equipment.

During 2016, the Company recognized an impairment charge of $9,176,000 related to the Company’s mining assets in South Africa, which was comprised of goodwill impairment of $1,612,000, impairment of property, plant and equipment of $7,334,000 (including associated translation differences) and impairment of other intangible assets of $230,000.

Inventories

Cost of inventories is determined by the average cost method. Inventories are valued at the lower of cost or market value. Circumstances may arise (e.g., reductions in market pricing, obsolete, slow moving or defective inventory) that require the carrying amount of our inventory to be written down to net realizable value. We estimate market and net realizable value based on current and future expected selling prices, as well as expected costs to complete, including utilization of parts and supplies in our manufacturing process. We believe that these estimates are reasonable; however, future market price decreases caused by changing economic conditions, customer demand, or other factors could result in future inventory write‑downs that could be material.

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

Results of Operations — Ferroglobe Year Ended December 31, 2016 Compared to Ferroglobe Year Ended December 31, 2015

($ thousands)	Year ended December 31,
	2016	2015
Sales	1,555,657	1,289,886
Cost of sales	(1,043,000)	(817,875)
Other operating income	25,712	15,500
Staff costs	(293,032)	(202,585)
Other operating expense	(234,326)	(190,034)
Depreciation and amortization charges, operating allowances and write-downs	(121,346)	(62,201)
Operating (loss) profit before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other loss	(110,335)	32,691
Impairment losses	(267,449)	(52,042)
Net gain (loss) due to changes in the value of assets	1,891	(912)
Loss on disposal of non-current assets	(340)	(2,208)
Other loss	(40)	(347)
OPERATING LOSS	(375,593)	(22,818)
Finance income	1,534	1,095
Finance costs	(24,585)	(23,738)
Exchange differences	(3,513)	35,904
LOSS BEFORE TAXES	(402,157)	(9,557)
Income tax benefit (expense)	46,609	(48,719)
LOSS FROM CONTINUING OPERATIONS	(355,548)	(58,276)
Loss from discontinued operations	(3,065)	(196)
LOSS FOR THE YEAR	(358,613)	(58,472)
Loss attributable to non-controlling interests	20,186	15,204
LOSS ATTRIBUTABLE TO FERROGLOBE	(338,427)	(43,268)

The financial information for the year ended December 31, 2016 includes the consolidated results for the full year ended December 31, 2016, whereas the financial information for the year ended December 31, 2015 includes the results of Globe for only the eight -day period ended December 31, 2015 subsequent to the Business Combination on December 23, 2015.

Sales

Sales increased $265,771,000 or 20.6%, from $1,289,886,000 for the year ended December 31, 2015 to $1,555,657,000 for the year ended December 31, 2016, primarily due to the inclusion of a full year of Globe sales in 2016 of $545,264,000 as compared to the inclusion of only eight days of Globe sales in 2015. This increase was offset by a 20.3% decrease in average selling prices (prices based in euros) of all primary products and a 0.4% decrease in sales volumes at FerroAtlántica.

Excluding Globe, average selling prices (in local currency) for silicon metal, silicon-based alloys and manganese alloys pricing decreased by 16.0%, 9.2% and 18.2%, respectively, primarily due to lower European market index pricing.

Excluding Globe, silicon metal sales volume decreased 7.5% primarily due to lower demand driven by pricing pressure from imports.  This decrease was partially offset by slight increases in sales volumes of silicon-based alloys and manganese alloys, of 3.5% and 2.4%, respectively.

In summary, since late 2014, we have experienced a sharp decrease in silicon metal prices, our main product produced and sold, which has adversely affected our sales for the year ended December 31, 2016, as compared to the sales of FerroAtlántica and Globe for the year ended December 31, 2015.  This effect was particularly pronounced in relation to the sales of our European business.

Cost of sales

Cost of sales increased $225,125,000, or 27.5%, from $817,875,000 for the year ended December 31, 2015 to $1,043,000,000 for the year ended December 31, 2016, primarily due to the inlcusion of a full year of Globe cost of sales in 2016 of $340,617,000 as compared to the inclusion of only eight days of Globe cost of sales in 2015.  This increase was offset by a 14.2% decrease in the cost of sales of FerroAtlántica due to manufacturing cost improvement initiatives, including lower raw material and energy costs.

Other operating income

Other operating income increased $10,212,000, or 65.9%, from $15,500,000 for the year ended December 31, 2015 to $25,712,000 for the year ended December 31, 2016, primarily due to the inclusion of a full year of Globe other operating income in 2016 of $2,986,000 as compared to the inclusion of only eight days of Globe other operating income in 2015. In addition, the increase in other operating income is attributable to an increase in sales of fines, silica fume and other by-products.

Staff costs

Staff costs increased $90,447,000, or 44.6%, from $202,585,000 for the year ended December 31, 2015 to $293,032,000 for the year ended December 31, 2016, primarily due to the inclusion of a full year of Globe staff costs in 2016 of $121,251,000 as compared to the inclusion of only eight days of Globe staff costs in 2015.  This increase was offset by a decrease in FerroAtlántica staff costs of approximately $30,000,000 due to a decrease in variable-based compensation expense reflecting annual company performance.

Other operating expense

Other operating expense increased $44,292,000, or 23.3%, from $190,034,000 for the year ended December 31, 2015 to $234,326,000 for the year ended December 31, 2016, primarily due to the inclusion of a full year of Globe other operating expense in 2016 of $63,065,000 as compared to the inclusion of only eight days of Globe other operating expense in 2015.  This increase was offset by a decrease in due diligence expenses related to the Business Combination in 2015.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs increased $59,145,000 or 95.1%, from $62,201,000 for the year ended December 31, 2015 to $121,346,000 for the year ended December 31, 2016, primarily due to the inclusion of a full year of Globe depreciation and amortization charges, operating allowances and write-downs in 2016 of $73,525,000 as compared to the inclusion of only eight days of Globe depreciation and amortization charges, operating allowances and write-downs in 2015.

Impairment losses

Net impairment losses increased $215,407,000, from a loss of $52,042,000 for the year ended December 31, 2015 to a loss of $267,449,000 for the year ended December 31, 2016. The increase in impairment losses is primarily due to the impairment of goodwill in relation to our North American assets of $193,000,000, the impairment of non-current operational assets located in Venezuela, South Africa and France, totaling $58,472,000, $9,176,000, and $1,178,000, respectively, and the impairment of non-current financial assets amounting $5,623,000.
Finance income

Finance income increased $439,000, or 40.1%, from $1,095,000 for the year ended December 31, 2015 to $1,534,000 for the year ended December 31, 2016, primarily due to the inclusion of a full year of Globe finance income in 2016 of $676,000 as compared to the inclusion of only eight days of Globe finance income in 2015.

Finance costs

Finance costs increased $847,000, or 3.6%, from $23,738,000 for the year ended December 31, 2015 to $24,585,000 for the year ended December 31, 2016, primarily due to the inclusion of a full year of Globe finance costs in 2016 of $5,714,000 as compared to the inclusion of only eight days of Globe finance income in 2015.  This increase was offset by a reduction in FerroAtlántica’s outstanding debt and, therefore incurred lower finance costs, as well as a decrease in interest rates year-over-year.

Exchange differences

Exchange differences decreased $39,417,000, from a gain of $35,904,000 for the year ended December 31, 2015 to a loss of $3,513,000 for the year ended December 31, 2016, partially due to the inclusion of a full year of Globe exchange differences in 2016 of $4,567,000 related to the devaluation of the Argentine Peso, as compared to the inclusion of only eight days of Globe exchange differences in 2015.

Income tax

Income tax expense decreased $95,328,000, or 195.7%, from an income tax expense of $48,719,000 for the year ended December 31, 2015 to an income tax benefit of $46,609,000 for the year ended December 31, 2016. This decrease is primarily attributable to the inclusion of a full year of Globe income tax benefit in 2016 of $30,598,000 as compared to the inclusion of eight days of Globe income tax expense in 2015. In addition, FerroAtlántica operations generated losses in 2016, which further increased the income tax benefit for the year ended December 31, 2016.

Segment operations

During 2016, upon further evaluation of the management reporting structure as a result if the integration of the operations of FerroAtlántica and Globe we have concluded that our operating and reportable segments have changed since the prior year.  The comparative prior periods have been restated to conform to the 2016 reportable segment presentation.

Operating segments are based upon the Company’s management reporting structure. As such, we report our results in accordance with the following segments:

●	Electrometallurgy – North America;
●	Electrometallurgy – Europe;
●	Electrometallurgy – South Africa;
●	Electrometallurgy – Venezuela; and
●	Other segments.

Electrometallurgy – North America

	Year ended December 31,
($ thousands)	2016	2015
Sales	521,192	10,062
Cost of sales	(325,254)	(6,200)
Other operating income	362	17
Staff costs	(82,032)	(1,983)
Other operating expense	(64,606)	(276)
Depreciation and amortization charges, operating allowances and write‑downs	(73,530)	(1,183)
Operating (loss) profit before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other loss	(23,868)	437

The Electrometallurgy – North America segment is comprised of only Globe subsidiaries.  As a result, the segment information for the year ended December 31, 2016 includes the segment information for the full year ended December 31, 2016, whereas the segment information for the year ended December 31, 2015 includes the segment information for only the eight-day period ended December 31, 2015 subsequent to the Business Combination on December 23, 2015.

Sales

Sales increased $511,130,000, from $10,062,000 for the year ended December 31, 2015 to $521,192,000 for the year ended December 31, 2016, primarily due to the inclusion of the full year of sales in 2016 as compared to the inclusion of only eight days of sales in 2015 following the Business Combination.  On a pro-forma basis, sales for the segment decreased $165,655,000, or 24%, from $686,847,000 in 2015 to $521,192,000 in 2016.  The decrease was primarily attributable to a 12% decrease in average selling prices coupled with a 15% decrease in tons sold.  Silicon metal pricing decreased 14%, primarily due to lower index pricing which resulted in lower pricing on annual calendar 2016 contracts and index-based contracts.  Silicon-based alloys pricing decreased 10% as a result of lower index pricing.  Silicon metal volume decreased 10%, primarily due to lower demand driven by pricing pressure from imports.  Silicon-based alloys volume decreased 24% due to a weaker end market and lower customer demand.

Cost of sales

Cost of sales increased by $319,054,000, from $6,200,000 for the year ended December 31, 2015 to $325,254,000 for the year ended December 31, 2016. On a pro-forma basis, cost of sales decreased in line with the 15% decrease in sales volumes, offset by higher stand-down costs associated with the idling of the Selma, Alabama plant in February 2016 without any corresponding production.

Staff costs

Staff costs increased by $80,049,000, from $1,983,000 for the year ended December 31, 2015 to $82,032,000 for the year ended December 31, 2016. On a pro forma basis, staff costs decreased by approximately 18%, due to lower variable-based compensation expense reflecting annual company performance year-over-year.

Other operating expense

Other operating expense increased by $64,330,000, from $276,000 for the year ended December 31, 2015 to $64,606,000 for the year ended December 31, 2016, primarily due to a full year of other operating expense in 2016 as compared to only eight days of Globe other operating expense in 2015. On a pro forma basis, other operating expense decreased due to lower non‑recurring transaction costs during 2015 related to the Business Combination.

Depreciation and amortization charges, operating allowances and write‑downs

Depreciation and amortization charges, operating allowances and write‑downs increased by $72,347,000 from $1,183,000 for the year ended December 31, 2015 to $73,530,000 for the year ended December 31, 2016. On a pro forma basis, depreciation and amortization charges, operating allowances and write‑downs increased by approximately 50%. This increase is attributable to the increased depreciable asset balance during 2016 as a result of the use of the acquisition-method treatment of Globe’s non-current assets associated with the Business Combination, as all acquired assets and liabilities were stepped up to fair value as of the closing date of the Business Combination.

Electrometallurgy – Europe

	Year ended December 31,
($ thousands)	2016	2015
Sales	949,547	1,174,968
Cost of sales	(672,026)	(811,114)
Other operating income	25,908	52,211
Staff costs	(132,440)	(148,652)
Other operating expense	(118,269)	(142,867)
Depreciation and amortization charges, operating allowances and write‑downs	(31,730)	(35,255)
Operating profit before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other loss	20,990	89,291

Sales

Sales decreased $225,421,000, or 19.2%, from $1,174,968,000 for the year ended December 31, 2015 to $949,547,000 for the year ended December 31, 2016, primarily due to an 18.5% decrease in average selling prices for all primary products as well as a foreign exchange impact which decreased sales by $2,574,000.

Average selling prices (in local currency) for silicon metal, silicon-based alloys and manganese alloys pricing decreased 20.4%, 22.6% and 12.3%, respectively, primarily due to lower European market index pricing.  The sales volume of primary products was relatively consistent year-over-year.

Cost of sales

Cost of sales decreased $139,088,000, or 17.1%, from $811,114,000 for the year ended December 31, 2015 to $672,026,000 for the year ended December 31, 2016, primarily due to manufacturing cost improvement initiatives, including lower raw material and energy costs.  In addition, there was a favorable foreign exchange impact, which decreased Euro-denominated costs by $1,821,000.

Other operating income

Other operating income decreased $26,303,000, or 50.4%, from $52,211,000 for the year ended December 31, 2015 to $25,908,000 for the year ended December 31, 2016, primarily due to intercompany charges to the parent company during 2015 for its share of non‑recurring transaction costs related to the Business Combination, which FerroAtlántica paid.

Staff costs

Staff costs decreased $16,212,000 or 10.9%, from $148,652,000 for the year ended December 31, 2015 to $132,440,000 for the year ended December 31, 2016, primarily due to a decrease in the bonus and other social benefits in France and in Spain to reflect the Company’s annual performance.

Other operating expense

Other operating expense decreased $24,598,000, or 17.2%, from $142,867,000 for the year ended December 31, 2015 to $118,269,000 for the year ended December 31, 2016, primarily due to a reduction of non‑recurring transaction costs of approximately $27,000,000 related to the Business Combination in 2015.

Depreciation and amortization charges, operating allowances and write‑downs

Depreciation and amortization charges, operating allowances and write‑downs decreased $3,525,000, or 10.0%, from $35,255,000 for the year ended December 31, 2015 to $31,730,000 for the year ended December 31, 2016, primarily due to a decrease in write‑downs of trade receivables allowances of $2,115,000 as we reduced exposure to customers that entered delinquency in 2015.  In addition, there was a $1,410,000 decrease in depreciation as a result of lower capital expenditures year-over-year.

Electrometallurgy – South Africa

	Year ended December 31,
($ thousands)	2016	2015
Sales	142,160	219,890
Cost of sales	(99,124)	(134,978)
Other operating income	3,422	5,070
Staff costs	(23,589)	(24,663)
Other operating expense	(28,834)	(29,237)
Depreciation and amortization charges, operating allowances and write‑downs	(4,732)	(7,744)
Operating (loss) profit before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other loss	(10,697)	28,338

Sales

Sales decreased $77,730,000, or 35.3%, from $219,890,000 for the year ended December 31, 2015 to $142,160,000 for the year ended December 31, 2016, primarily due to a 17.1% decrease in silicon metal sales volumes due to the decline in exports to North America.  In addition, there was an 18.8% decrease in silicon-based alloy sales volumes due to a weak domestic market.  Average selling prices of all primary products decreased 30% in 2016 compared to 2015 due to a decrease in index pricing. This decrease was offset by a foreign exchange impact which increased sales by $18,761,000.

Cost of sales

Cost of sales decreased $35,854,000, or 26.6%, from $134,978,000 for the year ended December 31, 2015 to $99,124,000 for the year ended December 31, 2016, primarily due to a 17.1% decrease in silicon metal sales volumes from 2015 to 2016 as well as a 33.4% decrease in silicon-based alloy sales volumes.  This decrease was offset by a foreign exchange impact which increased cost of sales by $13,082,000.

Other operating income

Other operating income decreased $1,648,000, or 32.5%, from $5,070,000 for the year ended December 31, 2015 to $3,422,000 for the year ended December 31, 2016, primarily due to a decrease in by-product sales as a result of a weak domestic market as well as a reduction of other services provided to third parties.

Staff costs

Staff costs decreased $1,074,000 or 4.4%, from $24,663,000 for the year ended December 31, 2015 to $23,589,000 in for the year ended December 31, 2016, primarily due to a $4,187,000 reduction of bonus and other social benefits to reflect the Company’s annual performance.  This decrease was offset by a foreign exchange impact which increased staff costs by $3,113,000.

Other operating expense

Other operating expense decreased $403,000, or 1.4%, from $29,237,000 for the year ended December 31, 2015 to $28,834,000 for the year ended December 31, 2016, primarily due to lower variable, selling, and administrative costs during 2016 when the plant was idled or operating at a reduced production level.  This decrease was offset by a foreign exchange impact which increased other operating expense by $3,805,000.

Depreciation and amortization charges, operating allowances and write‑downs

Depreciation and amortization charges, operating allowances and write‑downs decreased $3,012,000, or 38.9%, from $7,744,000 for the year ended December 31, 2015 to $4,732,000 for the year ended December 31, 2016. This change is primarily attributable to a $1,572,000 decrease in Receivable allowances and a decrease in depreciation of $2,064,000 due to lower capital expenditures year-over-year.  This decrease was offset by a foreign exchange impact which increased depreciation and amortization charges by $624,000.

Electrometallurgy – Venezuela

	Year ended December 31,
($ thousands)	2016	2015
Sales	30,430	69,956
Cost of sales	(34,643)	(57,647)
Other operating income	27	44
Staff costs	(5,656)	(20,922)
Other operating expense	(6,747)	(28,677)
Depreciation and amortization charges, operating allowances and write‑downs	(4,118)	(9,396)
Operating loss before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other loss	(20,707)	(46,642)

Sales

Sales decreased $39,526,000, or 56.5%, from $69,956,000 for the year ended December 31, 2015 to $30,430,000 for the year ended December 31, 2016, primarily due to a 27% decrease in average sales prices as global market index pricing fell year-over-year.

In addition, in June 2016, due to the uncertainty of the cash flow generating capacity of FerroVen as a result of the economic, political and social instability of Venezuela, FerroVen’s management decided to continue operations at the local level only until free market conditions are reestablished.

Cost of sales

Cost of sales decreased $23,004,000, or 39.9%, from $57,647,000 for the year ended December 31, 2015 to $34,643,000 for the year ended December 31, 2016, primarily due to the 41% decrease in sales volumes described above.  In addition, the devaluation of the Venezuelan Bolivar further reduced cost of sales.

Staff costs

Staff costs decreased $15,266,000, or 73.0%, from $20,922,000  for the year ended December 31, 2015 to $5,656,000 for the year ended December 31, 2016, primarily due to the devaluation of the Venezuelan Bolivar as all employees are paid in the local currency.

Other operating expense

Other operating expense decreased $21,930,000, or 76.5%, from $28,677,000 for the year ended December 31, 2015 to $6,747,000 for the year ended December 31, 2016, primarily due to the devaluation of the Venezuelan Bolivar as most local suppliers are paid in the local currency.  In addition, there was a decrease in variable, selling, and administrative costs during 2016 due to the reduction in production volumes year-over-year.

Depreciation and amortization charges, operating allowances and write‑downs

Depreciation and amortization charges, operating allowances and write‑downs decreased $5,278,000, or 56.2%, from $9,396,000 for the year ended December 31, 2015 to $4,118,000 for the year ended December 31, 2016.  Due to the uncertainty of the cash flow generating capacity of FerroVen, as described above, FerroVen fully impaired its fixed assets at June 30, 2016. Therefore, only six months of depreciation is included in depreciation and amortization charges, operating allowances and write‑downs for the year ended December 31, 2016.

Other segments

	Year ended December 31,
($ thousands)	2016	2015
Sales	59,907	59,167
Cost of sales	(45,269)	(30,394)
Other operating income	4,686	2,065
Staff costs	(52,921)	(9,652)
Other operating expense	(31,217)	(38,670)
Depreciation and amortization charges, operating allowances and write‑downs	(8,700)	(13,096)
Operating profit before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other loss	(73,514)	(30,580)

Sales

Sales increased $740,000, or 1.3%, from $59,167,000 for the year ended December 31, 2015 to $59,907,000 for the year ended December 31, 2016, primarily due to the inclusion of a full year of Globe sales in 2016 of $23,532,000 as compared to the inclusion of only eight days of Globe sales in 2015.  This increase was offset by a decrease in sales from idled facilities, most significantly, MangShi, which was idled in November 2015.

Cost of sales

Cost of sales increased $14,875,000, or 48.9%, from $30,394,000 for the year ended December 31, 2015 to $45,269,000 for the year ended December 31, 2016, primarily due to the inclusion of a full year of Globe cost of sales in 2016 as compared to the inclusion of only eight days of Globe cost of sales in 2015. In addition, inventory write-offs of approximately $2,500,000 at MangShi were recorded to cost of sales during 2016.

Other operating income

Other operating income increased $2,621,000, or 126.9%, from $2,065,000 for the year ended December 31, 2015 to $4,686,000 for the year ended December 31, 2016, primarily due to the inlcusion of a full year of Globe other operating income in 2016 of $1,647,000 as compared to the inclusion of only eight days of Globe other operating income in 2015.

Staff costs

Staff costs increased $43,269,000 or 448.3%, from $9,652,000 for the year ended December 31, 2015 to $52,921,000 for the year ended December 31, 2016, primarily due to the inclusion of a full year of Globe staff costs in 2016 of $38,427,000 as compared to the inclusion of only eight days of Globe sales in 2015.  In addition, staff costs for the year ended December 31, 2016 include Alan Kestenbaum’s severance payment of approximately $21,000,000, as well as other payments, and the accelerated vesting of equity awards made in connection with his resignation pursuant to the terms of the Employment Agreement.

Other operating expense

Other operating expense decreased $7,453,000, or 19.3%, from $38,670,000 for the year ended December 31, 2015 to $31,217,000 for the year ended December 31, 2016, primarily due to lower due diligence and development expenses year-over-year as a result of the abandonment of the FerroQuébec, Inc. project in late 2015.

Depreciation and amortization charges, operating allowances and write‑downs

Depreciation and amortization charges, operating allowances and write‑downs decreased $4,396,000, or 33.6%, from $13,096,000 for the year ended December 31, 2015 to $8,700,000 for the year ended December 31, 2016, primarily due to the inclusion of a full year of Globe depreciation and amortization charges, operating allowances and write-downs in 2016 as compared to the inclusion of only eight days of Globe depreciation and amortization charges, operating allowances and write-downs in 2015. This increase was offset by a decrease in depreciation as the Property, plant and equipment at MangShi was impaired in 2015 and no longer depreciated.

Results of Operations — Ferroglobe Year Ended December 31, 2015 Compared to FerroAtlántica Year Ended December 31, 2014

($ thousands)	Year ended December 31,
	2015	2014
Sales	1,289,886	1,417,079
Cost of sales	(817,875)	(887,772)
Other operating income	15,500	6,694

Staff costs	(202,585)	(213,829)
Other operating expense	(190,034)	(148,553)
Depreciation and amortization charges, operating allowances and write-downs	(62,201)	(69,131)
Operating profit before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other loss	32,691	104,488
Impairment losses	(52,042)	(399)
Net loss due to changes in the value of assets	(912)	(9,472)
(Loss) gain on disposal of non-current assets	(2,208)	555
Other loss	(347)	(60)
OPERATING (LOSS) PROFIT	(22,818)	95,112
Finance income	1,095	4,596
Finance costs	(23,738)	(28,415)
Exchange differences	35,904	7,800
(LOSS) PROFIT BEFORE TAXES	(9,557)	79,093
Income tax expense	(48,719)	(57,652)
(LOSS) PROFIT FROM CONTINUING OPERATIONS	(58,276)	21,441
(Loss) Profit from discontinued operations	(196)	10,290
(LOSS) PROFIT FOR THE YEAR	(58,472)	31,731
Loss attributable to non-controlling interests	15,204	6,706
(LOSS) PROFIT ATTRIBUTABLE TO FERROGLOBE	(43,268)	38,437

Sales

Sales decreased $127,193,000, or 9.0%, from $1,417,079,000 for the year ended December 31, 2014 to $1,289,886,000 for the year ended December 31, 2015, primarily due to a change in foreign exchange rates which lowered sales by $254,049,000.  This decrease was partially offset by a 14% increase in the average selling prices of silicon metal (in local currency) as well as a 1.4% increase in silicon metal sales volumes.

Cost of sales

Cost of sales decreased $69,897,000, or 7.9%, from $887,772,000 for the year ended December 31, 2014, to $817,875,000 for the year ended December 31, 2015, primarily due to a change in foreign exchange rates, which lowered cost of sales by $161,084,000. This decrease was offset by an increase in costs of production in Venezuela and France (in local currencies) due to the increase in energy prices and the increase in the price of some raw materials and others production costs.

Other operating income

Other operating income increased $8,806,000, or 131.6%, from $6,694,000 for the year ended December 31, 2014 to $15,500,000 for the year ended December 31, 2015, primarily due to $5,685,295 of grants (deferred income) received related to due to CO2 emissions by FerroAtlántica.

Staff costs

Staff costs decreased $11,244,000, or 5.3%, from $213,829,000 for the year ended December 31, 2014 to $202,585,000 for the year ended December 31, 2015, primarily due to a change in foreign exchange rates which lowered staff costs by $39,900,000. This decrease was partially offset by an increase in social benefits for employees in Venezuela as well as increased bonuses and other social benefits to employees in France.

Other operating expense

Other operating expense increased $41,481,000, or 27.9%, from $148,553,000 for the year ended December 31, 2014 to $190,034,000 for the year ended December 31, 2015, primarily due to non‑recurring transaction costs related to the Business Combination in 2015.

Depreciation and amortization charges, operating allowances and write‑downs

Depreciation and amortization charges, operating allowances and write‑downs decreased $6,930,000, or 10.0%, from $69,131,000 for the year ended December 31, 2014 to $62,201,000 for the year ended December 31, 2015, primarily due to a change in foreign exchange rates, which lowered depreciation and amortization charges by $12,251,000.  This decrease was partially offset by an increase of $3,848,000 in trade receivables allowances as certain customers entered delinquency, and a $1,473,000 increase in depreciation due to the increase of capital expenditure.

Impairment losses

Net impairment losses increased $51,643,000, from a loss of $399,000 for the year ended December 31, 2014 to a loss of $52,042,000 for the year ended December 31, 2015. During 2015, the Company impaired the long‑lived assets at our Chinese subsidiaries, Ganzi and MangShi, and our Canadian subsidiary, FerroQuébec. The Ganzi and FerroQuébec impairments of $9,282,000 and $4,707,000, respectively, were made after the Company decided to no longer pursue these projects that were still in their development stage at the time. The MangShi impairment of $36,985,000 was made when the Company idled the plant indefinitely and marketed the business for sale in response to the global downturn in silicon metal pricing and demand.

Net gains/losses due to change in the value of assets

Net gains/losses due to change in the value of assets decreased $8,560,000, or 90.4%, from a loss of $9,472,000 for the year ended December 31, 2014 to a loss of $912,000 for the year ended December 31, 2015, as there were significant non-recurring losses due to the change in the value of assets in 2014 as compared to minimal losses in 2015.

Gains/losses due to disposal of non‑current assets

Gains/losses due to disposal of current financial assets decreased $2,763,000, or 497.8%, from a gain of $555,000 for the year ended December 31, 2014 to a loss of $2,208,000 for the year ended December 31, 2015, resulting from the sale of certain fixed assets at our Chinese subsidiary, Ganzi, during the year ended December 31, 2015 (mainly, land and technical constructions).

Finance income

Finance income decreased $3,501,000, or 76.2%, from $4,596,000 for the year ended December 31, 2014 to $1,095,000 for the year ended December 31, 2015, due to a significant decrease in the intercompany financial position with FerroAtlántica Group’s former parent, Grupo Villar Mir, which position was canceled in full by the end of 2014. As at December 31, 2013, there were $56.0 million in loans from FerroAtlántica Group to Grupo Villar Mir outstanding. FerroAtlántica Group made several additional loans in a total amount of $90.7 million to Grupo Villar Mir between July 2014 and December 2014, which is when the intercompany financial position was canceled in full against a portion of the dividends distributed by FerroAtlántica Group to its former sole shareholder.

Finance costs

Finance costs decreased $4,677,000, or 16.5%, from $28,415,000 for the year ended December 31, 2014 to $23,738,000 for the year ended December 31, 2015, as a result of reduction in the average indebtedness at FerroAtlántica’s major subsidiaries throughout 2015 as compared to throughout 2014.

Exchange differences

Exchange differences increased $28,104,000, from $7,800,000 for the year ended December 31, 2014 to $35,904,000 for the year ended December 31, 2015, primarily due to the devaluation of the Venezuelan Bolivar in December 2015 (from VEF/USD 49.99 to VEF/USD 199) that originated a positive exchange difference of $18,500,000.

Income tax

Income tax decreased $8,933,000, or 15.5%, from $57,652,000 for the year ended December 31, 2014 to $48,719,000 for the year ended December 31, 2015. This decrease is principally due to tax expense in Venezuela decreasing $19,423,000, to $16,877,000 in 2015 from $36,300,000 in 2014. The decrease in Venezuela tax is driven by FerroAtlántica’s tax position in Venezuela and the impact of the devaluation of the Venezuelan Bolivar in 2015 from VEF/USD 49.99 to VEF/USD 199. The decrease in Venezuela tax expense is partially offset by the revaluation of the tax value of certain assets.

Segment Operations

Electrometallurgy – North America

	Year ended December 31,
($ thousands)	2015	2014
Sales	10,062	—
Cost of sales	(6,200)	—
Other operating income	17	—
Staff costs	(1,983)	—
Other operating expense	(276)	—
Depreciation and amortization charges, operating allowances and write‑downs	(1,183)	—
Operating profit before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other loss	437	—

The Electrometallurgy – North America segment is comprised of only Globe subsidiaries.  As a result, the 2015 segment information includes information relating only to the eight day period ended December 31, 2015, following the Business Combination on December 23, 2015; segment information for the year ended December 31, 2014 is not available. Therefore, there can be no meaningful discussion of sales, costs, or profitability in relation to these periods.

Electrometallurgy – Europe

	Year ended December 31,
($ thousands)	2015	2014
Sales	1,174,968	1,275,497
Cost of sales	(811,114)	(880,851)
Other operating income	52,211	21,764
Staff costs	(148,652)	(165,796)
Other operating expense	(142,867)	(115,068)
Depreciation and amortization charges, operating allowances and write‑downs	(35,255)	(43,080)
Operating profit before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other loss	89,291	92,466

Sales

Sales decreased $100,529,000, or 7.9%, from $1,275,497,000 for the year ended December 31, 2014 to $1,174,968,000 for the year ended December 31, 2015, primarily due to a change in foreign exchange rates which lowered sales by $231,416,000.  This decrease was partially offset by a 12% increase in the average selling prices of silicon metal (in Euros) as well as a 2% increase in silicon metal sales volumes.

Cost of sales

Cost of sales decreased $69,737,000, or 7.9%, from $880,851,000 for the year ended December 31, 2014 to $811,114,000 for the year ended December 31, 2015, primarily due to a change in foreign exchange rates which lowered cost sales by $159,753,000. This decrease was partially offset by an increase in manufacturing costs due to the increase in energy prices and the price of some raw materials and other production costs.

Other operating income

Other operating income increased $30,447,000, or 139.9%, from $21,764,000 for the year ended December 31, 2014 to $52,211,000 for the year ended December 31, 2015, primarily due to intercompany charges to the parent company in 2015 for its share of non‑recurring transaction costs related to the Business Combination, which FerroAtlántica paid.

Staff costs

Staff costs decreased $17,144,000 or 10.3%, from $165,796,000 for the year ended December 31, 2014 to $148,652,000 for the year ended December 31, 2015, primarily due to a change in foreign exchange rates which lowered staff costs by $29,278,000. This decrease was partially offset by an increase in bonuses and social benefits for employees in France.

Other operating expense

Other operating expense increased $27,799,000, or 24.2%, from $115,068,000 for the year ended December 31, 2014 to $142,867,000 for the year ended December 31, 2015, primarily due to non‑recurring transaction costs related to the Business Combination. Most of the transaction costs related to the Business Combination were reinvoiced to the former parent company, Grupo Villar Mir, as of December 31, 2016, as mentioned above.

Depreciation and amortization charges, operating allowances and write‑downs

Depreciation and amortization charges, operating allowances and write‑downs decreased $7,825,000, or 18.2%, from $43,080,000 for the year ended December 31, 2014 to $35,255,000 for the year ended December 31, 2015, primarily due to a change in foreign exchange rates which lowered depreciation and amortization charges, operating allowances and write downs by $6,944,000.

Electrometallurgy – South Africa

	Year ended December 31,
($ thousands)	2015	2014
Sales	219,890	239,023
Cost of sales	(134,978)	(149,800)
Other operating income	5,070	1,527
Staff costs	(24,663)	(30,974)
Other operating expense	(29,237)	(27,135)
Depreciation and amortization charges, operating allowances and write‑downs	(7,744)	(6,993)
Operating profit before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other loss	28,338	25,648

Sales

Sales decreased $19,133,000, or 8.0%, from $239,023,000 for the year ended December 31, 2014 to $219,890,000 for the year ended December 31, 2015, primarily due to a change in foreign exchange rates which lowered sales by $43,308,000, as well as an 8% decrease in sales volumes. This decrease was partially offset by a 1.2% increase in average sales prices.

Cost of sales

Cost of sales decreased $14,822,000, or 9.9%, from $149,800,000 for the year ended December 31, 2014 to $134,978,000 for the year ended December 31, 2015, primarily due to a change in foreign exchange rates which lowered sales by $26,585,000. This decrease was partially offset by a year-over-year increase cost of production due to higher energy costs.

Other operating income

Other operating income increased $3,543,000, or 232.0%, from $1,527,000 for the year ended December 31, 2014 to $5,070,000 for the year ended December 31, 2015, mainly due to the increase of the domestic market of the by-products produced and sold as well as an increase of other services provided to third parties.

Staff costs

Staff costs decreased $6,311,000 or 20.4%, from $30,974,000 for the year ended December 31, 2014 to $24,663,000 for the year ended December 31, 2015, primarily due to a change in foreign exchange rates which lowered staff costs by $4,857,000, as well as a year-over-year reduction of bonus and other social benefits to employees.

Other operating expense

Other operating expense increased $2,102,000, or 7.7%, from $27,135,000 for the year ended December 31, 2014 to $29,237,000 for the year ended December 31, 2015, primarily due to a $7,860,000 increase in variable overhead costs indirectly related to production as production increased year-over-year.  This increase was offset by a change in foreign exchange rates which lowered other operating expense by $5,758,000.

Depreciation and amortization charges, operating allowances and write‑downs

Depreciation and amortization charges, operating allowances and write‑downs increased $751,000, or 10.7%, from $6,993,000 for the year ended December 31, 2014 to $7,744,000 for the year ended December 31, 2015, due to higher capital expenditures during 2015.

Electrometallurgy – Venezuela

	Year ended December 31,
($ thousands)	2015	2014
Sales	69,956	97,718
Cost of sales	(57,647)	(62,857)
Other operating income	44	416
Staff costs	(20,922)	(11,517)
Other operating expense	(28,677)	(14,530)
Depreciation and amortization charges, operating allowances and write‑downs	(9,396)	(9,322)
Operating loss before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other loss	(46,642)	(92)

Sales

Sales decreased $27,762,000, or 28.4%, from $97,718,000 for the year ended December 31, 2014 to $69,956,000 for the year ended December 31, 2015, primarily due to a change in foreign exchange rates which lowered sales by $13,778,000.  In addition, there was a 9.8% decrease in average sales prices due to the increase in domestic market sales volumes, where average sales prices are lower in comparison to average export prices, as well as a 20.6% decrease in sales volumes due to the reduction in exports.

Cost of sales

Cost of sales decreased $5,210,000, or 8.3%, from $62,857,000 for the year ended December 31, 2014 to $57,647,000 for the year ended December 31, 2015, primarily due to a change in foreign exchange rates, which lowered cost of sales by $11,354,000. This decrease was partially offset by an increase in production costs, mainly due to higher energy costs.

Staff costs

Staff costs increased $9,405,000 or 81.7%, from $11,517,000 for the year ended December 31, 2014 to $20,922,000 for the year ended December 31, 2015, primarily due to an increase in social benefits for employees in Venezuela.  The remaining variation is primarily due to the effect of the devaluation of the Venezuelan Bolivar, the currency in which the entity pays its employees, and the effect of the increase of inflation in Venezuela on employee salaries and other benefits.

Other operating expense

Other operating expense increased $14,147,000, from $14,530,000 for the year ended December 31, 2014 or 97.4%, to $28,677,000 for the year ended December 31, 2015, primarily due to the effect of the devaluation of the Venezuelan Bolivar as most local suppliers are paid in the local currency, as well as an increase in the prices of the services included in other operating expenses due to the increase of inflation in Venezuela.

Depreciation and amortization charges, operating allowances and write‑downs

Depreciation and amortization charges, operating allowances and write‑downs increased $74,000, or 0.8%, from $9,322,000 for the year ended December 31, 2014 to $9,396,000 for the year ended December 31, 2015, due to higher capital expenditures in 2015.

Other segments

	Year ended December 31,
($ thousands)	2015	2014
Sales	59,167	93,552
Cost of sales	(30,394)	(36,382)
Other operating income	2,065	3,436
Staff costs	(9,652)	(9,756)
Other operating expense	(38,670)	(28,169)
Depreciation and amortization charges, operating allowances and write‑downs	(13,096)	(14,797)
Operating profit before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other loss	(30,580)	7,884

Sales

Sales decreased $34,385,000, or 36.8%, from $93,552,000 for the year ended December 31, 2014 to $59,167,000 for the year ended December 31, 2015, primarily due to a change in foreign exchange rates which lowered sales by $11,653,000. In addition, sales from the Mexican trading subsidiary decreased significantly year-over-year due to its domestic market condition.

Cost of sales

Cost of sales decreased $5,988,000, or 16.5%, from $36,382,000 for the year ended December 31, 2014 to $30,394,000 for the year ended December 31, 2015, primarily due to a change in foreign exchange rates which lowered sales by $5,986,000.

Other operating income

Other operating income decreased $1,371,000, or 39.9%, from $3,436,000 for the year ended December 31, 2014 to $2,065,000 for the year ended December 31, 2015, due to non-recurring revenues and chargebacks in 2014 that were not given in 2015.

Staff costs

Staff costs decreased $104,000 or 1.1%, from $9,756,000 for the year ended December 31, 2014 to $9,652,000 for the year ended December 31, 2015.

Other operating expense

Other operating expense increased $10,501,000, or 37.3%, from $28,169,000 for the year ended December 31, 2014 to $38,670,000 for the year ended December 31, 2015, primarily due to non‑recurring transaction costs related to the Business Combination in 2015.

Depreciation and amortization charges, operating allowances and write‑downs

Depreciation and amortization charges, operating allowances and write‑downs decreased $1,701,000, or 11.5%, from $14,797,000 for the year ended December 31, 2014 to $13,096,000 for the year ended December 31, 2015, mainly due to the decrease in depreciation as a result of the decrease in the balance of depreciable fixed assets.

Effect of Inflation

Management believes that the impact of inflation was not material to Ferroglobe’s results of operations in the years ended December 31, 2016, 2015 and 2014, although we experienced the impact of Venezuelan inflation in 2016, 2015 and 2014 on FerroVen, S.A.’s production costs in these years, which resulted in a loss of competitiveness.

Cyclical Nature of the Industry and Movement in Market Prices, Raw Materials and Input Costs

Our business has historically been subject to fluctuations in the price of our products and market demand for them, caused by general and regional economic cycles, raw material and energy price fluctuations, among other factors. We have experienced a weakened economic environment in national and international metals markets, including a sharp decrease in silicon metal prices in all major markets since late 2014, though we have experienced an improvement in silicon metal prices since the fourth quarter of 2016. The weakened economic environment has adversely affected our profitability for the year ended December 31, 2016, with a particularly pronounced effect on the profitability of our European business over this period.

B.            Liquidity and Capital Resources

Sources of Liquidity

Ferroglobe finances its capital requirements with operating cash flows and long-term bank borrowings. Its primary short-term liquidity needs are to fund its capital expenditure commitments and operational needs and dividend policy and service its existing debt. Ferroglobe’s long-term liquidity needs primarily relate to debt repayment. Ferroglobe’s core objective with respect to capital management is to maintain a balanced and sustainable capital structure through the economic cycles of the industries in which it has a presence, while keeping the cost of capital at competitive levels so as to fund Ferroglobe’s growth.

Ferroglobe finances its operations through: (i) cash flows from operations, which totaled $121,169,000 in 2016, compared to $145,449,000 in 2015, (ii) corporate financing through each of Ferroglobe’s main subsidiaries in the currency in which it operates, which totaled $518,200,000 in 2016, compared to $306,174,000 in 2015, and (iii) liquidity facilities taken out by Ferroglobe under bilateral agreements with banks to provide Ferroglobe with flexibility in its cash management activities, which totaled $305,000,000 in 2016, compared to $216,657,830 in 2015.

In 2016, operating activities generated $121,169,000 in cash. Investing activities used a total of $84,281,000 of cash. Financing activities resulted in a total inflow of $49,917,000 in cash. See “Cash Flow Analysis” below for additional information.

As of December 31, 2016, Ferroglobe had cash and cash equivalents from continuing operations and discontinuing operations of $196,931,000 and $51,000, respectively.  As of December 31, 2015, Ferroglobe had cash and cash equivalents of $116,666,000, all of which were from continuring operations.  Cash and cash equivalents are held primarily held in U.S. Dollars and Euro.

At December 31, 2016, Ferroglobe’s total gross financial debt was $514,587,000, compared to $516,976,000 at December 31, 2015. Of the total gross financial debt at December 31, 2016, $5,237,000 ($103,197,000 at December 31, 2015) related to finance leases that are treated as debt under IFRS. Of the remaining $509,350,000 of debt at December 31, 2016 ($413,779,000 at December 31, 2015), bank borrowings and other financial liabilities accounted for $508,651,000 ($406,230,000 at December 31, 2015) and other financial liabilities, consisting of interest rate swaps, accounted for the remaining $699,000 ($7,549,000 at December 31, 2015). See notes 16, 17 and 18 to the Consolidated Financial Statements of Ferroglobe included in this annual report for additional information on Ferroglobe’s indebtedness at December 31, 2016.

Working Capital Position

Taking into account generally expected market conditions, Ferroglobe anticipates that cash flow generated from operations will be sufficient to fund its operations, including its working capital requirements, and to make the required principal and interest payments on its indebtedness during the next 12 months.

As of December 31, 2016, Ferroglobe’s current assets totaled $861,675,000 while current liabilities totaled $626,756,000, resulting in a positive working capital position of $234,919,000.

We may experience increases in our working capital position in 2017 to the extent that we restart production at any of our idled facilities.

Capital Expenditures

Ferroglobe incurs capital expenditures in connection with expansion and productivity improvements, production plants maintenance and research and development projects. Capital expenditures are funded through cash generated from operations and financing activities. Ferroglobe’s capital expenditures for the years ended December 31, 2016, 2015 and 2014 were $71.1 million, $68.5 million and $45.4 million, respectively. Principal capital expenditures during these periods were primarily for maintenance and improvement works at Ferroglobe’s plants and mines. We expect our capital expenditures for 2017 to equal approximately $65 million, excluding any capital expenditures related to our hydroelectric power operations in Spain and France, which we may sell in 2017, or to our solar grade silicon project. We believe we have the ability to reduce our capital expenditures by, as needed, idling individual electrometallurgy facilities. Additionally, subject to the satisfaction of certain conditions precedent, we have committed to incur approximately $118 million of capital expenditures in connection with our solar grade silicon joint venture over an initial phase estimated for up to three years. Further investment in the joint venture will be determined as the joint venture progresses. Capital expenditures in connection with our solar grade silicon joint venture are financed in part by two loans obtained from the Spanish Ministry of Industry and Energy. See “Item 4.B.—Information on the Company—Business Overview—Research and Development (R&D)—Solar grade silicon” and “Item 7.B.—Major Shareholders and Related Party Transactions—Related Party Transactions.” See also “—Tabular Disclosure of Contractual Obligations” for disclosure regarding future committed capital expenditures.

Cash Flow Analysis — Ferroglobe Year Ended December 31, 2016 Compared to FerroAtlántica’s Year Ended December 31, 2015

The following table summarizes Ferroglobe’s primary sources (uses) of cash for the periods indicated:

	Year ended December 31,
($ thousands)	2016	2015
Cash and cash equivalents at beginning of period	116,666	48,651
Cash flows from operating activities	121,169	145,449
Cash flows from investing activities	(84,281)	17,966
Cash flows from financing activities	49,917	(87,593)
Exchange differences on cash and cash equivalents in foreign currencies	(6,489)	(7,807)
Cash and cash equivalents at end of period	196,982	116,666
Cash and cash equivalents at end of period from continued operations	196,931	116,666
Cash and cash equivalents at end of period from discontinued operations	51	—

The following table sets forth the dividends paid by Ferroglobe for the year ended December 31, 2016.

($ thousands)	Year ended December 31, 2016
Cash payment	54,988
Cash dividends	54,988

Cash flows from operating activities

Cash flows from operating activities decreased by $24,281,000, from $145,449,000 for the year ended December 31, 2015, to $121,169,000 for the year ended December 31, 2016. The decrease was due to a decrease in inventories of $108,207,000, a decrease in trade receivables of $56,297,000 and an increase in accounts payable of $28,572,000 as compared to the prior year period as a result of various working capital initiatives. This was offset by the $32,500,000 settlement payment in connection with the litigation related to the Business Combination that was paid during the year ended December 31, 2016 and lower profits from operations as compared to the prior year period.

Cash flows from investing activities

Cash flows from investing activities decreased by $102,247,000 from an inflow of $17,966,000 for the year ended December 31, 2015 to an outflow of $84,281,000 for the year ended December 31, 2016.  The decrease is primarily attributable to a cash inflow of $77,709,000, which represents the cash and cash equivalents balance of Globe on the date of the Business Combination in 2015.  In addition, capital expenditures increased as a result of including the full year of Globe’s capital expenditures of $27,577,000 during 2016, which was offset by an overall reduction in capital expenditures on a pro-forma basis reflecting the market conditions during 2016.

Cash flows from financing activities

Cash flows from financing activities increased by $137,510,000 from an outflow of $87,593,000 for the year ended December 31, 2015 to an inflow of $49,917,000 for the year ended December 31, 2016. The increase is mainly attributable to $118,945,000 of net bank borrowings during the year ended December 31, 2016 compared to $55,390,000 of net bank payments during the year ended December 31, 2015. The increase in net bank borrowings compared to the prior year period was to meet liquidity needs as a result of lower profits from operations. This was partly offset by a $33,509,000 increase in cash dividends paid to shareholders during the year ended December 31, 2016.

Cash Flow Analysis — Year Ended December 31, 2015 Compared to FerroAtlántica’s Year Ended December 31, 2014

The following table summarizes Ferroglobe’s primary sources (uses) of cash for the periods indicated:

	Year ended December 31,
(US$ thousands)	2015	2014(1)
Cash and cash equivalents at beginning of period	48,651	62,246
Cash flows from operating activities	145,449	191,420
Cash flows from investing activities	17,966	(155,293)
Cash flows from financing activities	(87,593)	(50,913)
Exchange differences on cash and cash equivalents in foreign currencies	(7,807)	1,190
Cash and cash equivalents at end of period	116,666	48,650

(1)	Financial data for the Predecessor, FerroAtlántica.

The following table sets forth the dividends paid by FerroAtlántica to Grupo VM in the year ended December 31, 2015.

(US$ thousands)	Year ended December 31, 2015
Cash payment	21,479
Cash dividends	21,479

Cash flows from operating activities

Cash flows from operating activities decreased by $45,971,000, to $145,449,000 in the year ended December 31, 2015, from $191,420,000 during the year ended December 31, 2014. The decrease was due to lower profit from operations, a $6.7 million decrease in financial interest expense, and negative short-term variations totaling $38.1 million and a $13.0 million increase in income tax paid, partly offset by a $92.7 million increase in funds from operating working capital changes.

Cash flows from investing activities

Cash flows from investing activities increased by $173,259,000 to $17,966,000 in the year ended December 31, 2015, from an outflow of $155,293,000 in the year ended December 31, 2014. The additional cash inflow is primarily due to cash received from the Business Combination of $77.7 million, a $15.3 million increase in disposals, a $95.4 million decrease in cash outflows relating to investment in non-current financial assets and a decrease of $7.7 million in payments relating to other investment activities, partly offset by a $19.1 million increase in capital expenditures and a $3.8 million decrease in interest received.

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

Capital resources

Ferroglobe’s core objective is to maintain a balanced and sustainable capital structure through the economic cycles of the industries in which it has a presence, while keeping the cost of capital at competitive levels so as to fund Ferroglobe’s growth. In addition to cash flows from continuing operations, the main sources of financing are long‑term corporate financing through each of Ferroglobe’s main subsidiaries and in the currency in which they operate and liquidity facilities taken out by Ferroglobe under bilateral agreements with banks to provide Ferroglobe with flexibility in its cash management activities. In the case of Venezuela, given the complexity of the Venezuelan financial market and the restrictions on capital flows, long-term financing is structured through intercompany loan agreements, whereas working capital needs are met with local currency bilateral agreements without recourse to Ferroglobe. Ferroglobe’s general policy is for each main subsidiary to be financed without recourse to or guarantees provided by Ferroglobe.

As described in the previous paragraph, some payments of dividends, distributions and advances by Ferroglobe’s subsidiaries will be contingent upon their earnings and business considerations and may be limited by legal, regulatory and contractual restrictions. For instance, the repatriation of dividends from Ferroglobe’s Venezuelan and Argentinean subsidiaries have been subject to certain restrictions and there is no assurance that further restrictions will not be imposed. Additionally, Ferroglobe’s right to receive any assets of its subsidiaries as an equity holder of such subsidiaries, upon their liquidation or reorganization, will be effectively subordinated to the claims of such subsidiaries’ creditors, including trade creditors.

Details and description of Ferroglobe’s bank borrowing and financial leasing as at December 31, 2016 are described in notes 16 and 17 of the Consolidated Financial Statements included elsewhere in this annual report. These credit facilities contain certain customary representations, warranties and covenants, and certain of them contain maintenance financial covenants.

C.            Research and Development, Patents and Licenses, etc.

Ferroglobe focuses on continually developing its technology in an effort to improve its products and production processes. Our FerroAtlántica division’s research and development division coordinates all the research and development activities within Ferroglobe. Ferroglobe also has cooperation agreements in place with various universities and research institutes in Spain, France and other countries around the world. For the years ended December 31, 2016, 2015 and 2014, Ferroglobe spent $6.2 million, $8.8 million and $5.4 million, respectively, on research and development projects and activities. Set forth below is a description of Ferroglobe’s significant ongoing research and development projects.

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

Solar grade silicon

Ferroglobe’s solar grade silicon involves the production of solar grade silicon metal with purity above 99.9999% through a new, potentially cost‑effective, electrometallurgical process. The traditional chemical process tends to be costly and involves high energy consumption and potentially environmentally hazardous processes. The new technology, entirely developed by Ferroglobe at an earlier stage at its research and development facilities in Spain and France, aims to reduce the costs and energy consumption associated with the production of solar grade silicon.

In 2016, FerroAtlántica entered into a project with Aurinka for a feasibility study and basic engineering for an upgraded metallurgical grade (“UMG”) solar silicon manufacturing plant. Purchases under this project were approximately €3,000,000 for 2016. On December 20, 2016, Ferroglobe entered into an agreement with Aurinka and Blue Power (the “Solar JV Agreement”) providing for the formation and operation of a joint venture with the purpose of UMG solar silicon, subject to the satisfaction of certain conditions precedent. Under the Solar JV Agreement, Ferroglobe will indirectly own 75% of the operating companies to be formed as part of the joint venture and 51% of the company to be formed as part of the joint venture to hold the intellectual property rights and know-how contributed by Aurinka and Ferroglobe to the joint venture.

Pursuant to the Solar JV Agreement, and subject to the satisfaction of certain conditions precedent, FerroAtlántica has committed to incur capital expenditures in connection with the joint venture of approximately $118 million over the first three years, which constitutes the first phase of the project contemplated by the Solar JV Agreement. Plans for and financing of further phases are subject to agreement and approval by the parties to the Solar JV Agreement pursuant to specified procedures. To the extent the project continues into further phases, we would expect to, in the future and subject to appropriate approval and authorization, commit to incur approximately $100 million in joint venture‑related capital expenditures in the fourth year, and approximately $77 million over the following three years. In connection with the Solar JV Agreement, FerroAtlántica has obtained two loans, principal amounts approximately €45 million and €27 million, respectively, from the Spanish Ministry of Industry and Energy for the purpose of building and operating the UMG solar silicon plant.

D.            Trend Information

We discuss in Item 5.A. above and elsewhere in this annual report, trends, uncertainties, demands, commitments or events for the year ended December 31, 2016 that we believe are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources or to cause the disclosed financial information not to be necessarily indicative of future operating results or financial conditions.

E.            Off-Balance Sheet Arrangements

We do not have any outstanding off-balance sheet arrangements.

F.            Tabular Disclosure of Contractual Obligations

The following table sets forth Ferroglobe’s contractual obligations and commercial commitments with definitive payment terms that will require significant cash outlays in the future, as of December 31, 2016.

		Payments Due by Period
	Total	Less than 1 year	1 ‑ 3 years	3 ‑ 5 years	More than 5 years
		(Expressed in thousands of $)
Long‑term debt obligations	495,855	240,585	179,472	21,656	54,142
Capital expenditures	121,116	26,716	94,400	—	—
Finance leases	86,620	12,359	24,943	25,817	23,501
Power purchase commitments(1)	32,827	32,827	—	—	—
Purchase obligations(2)	19,956	19,956	—	—	—
Operating lease obligations	9,658	1,788	2,772	2,783	2,315
Total	766,032	334,231	301,587	50,256	79,958

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

The table above also excludes certain other obligations reflected in our consolidated balance sheet, including estimated funding for pension obligations, for which the timing of payments may vary based on changes in the fair value of pension plan assets and actuarial assumptions. We expect to contribute approximately $1,167,000 to our pension plans for the year ended December 31, 2017.

G.            Safe Harbor

This annual report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995.  See “Cautionary Statements Regarding Forward-Looking Statements.”

ITEM 6.                          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors, Senior Management and Employees

The following table lists each of our executive officers and directors and their respective ages and positions as of the date of this annual report. The business address of all our directors and senior management is our business address as set forth in “Item 4.A.—Information on the Company—History and Development of the Company.”

Name	Age	Position
Javier López Madrid	52	Director and Executive Chairman
Pedro Larrea Paguaga	53	Chief Executive Officer
Joseph Ragan	55	Chief Financial Officer and Principal Accounting Officer
Nicholas Deeming	63	Chief Legal Officer and Corporate Secretary
Donald G. Barger, Jr.	74	Director
Bruce L. Crockett	73	Director
Stuart E. Eizenstat	74	Director
Tomás García Madrid	54	Director
Greger Hamilton	50	Director
Javier Monzón	61	Director
Juan Villar‑Mir de Fuentes	55	Director

Other than Javier López Madrid, who was appointed on February 5, 2015 (our date of incorporation), each director was appointed on December 23, 2015.

Other than employment agreements between Ferroglobe and each of Javier López Madrid, Pedro Larrea Paguaga, Joseph Ragan and Nicholas Deeming, there are no service contracts between the officers and directors listed in the table above, on the one hand, and us or any of our subsidiaries on the other, providing for benefits upon termination of employment. Other than the individuals listed in the table above, we have no other directors or senior managers.

There are no family relationships between our executive officers and directors, except that Javier López Madrid is married to the sister of Juan Villar-Mir de Fuentes.

Alan Kestenbaum resigned as Executive Chairman of the Ferroglobe Board of Directors, effective December 31, 2016. Javier López Madrid, the former Vice Chairman of the Ferroglobe Board of Directors, was unanimously appointed to succeed Mr. Kestenbaum as Executive Chairman. Mr. Kestenbaum serves as an independent consultant to the Company, advising on matters relating to international trade, commercial contract negotiations, legacy customer relationships and business development opportunities.

Mr. Kestenbaum was entitled to a lump sum severance payment of approximately $21 million, which is in addition to other payments and the accelerated vesting of equity awards, in connection with his resignation pursuant to the terms of the Employment Agreement dated January 27, 2011, as amended on February 22, 2015 (the “Employment Agreement”), and an agreement relating to Mr. Kestenbaum’s release of potential claims, including claims arising from the interpretation of the provisions of the Employment Agreement.

Set forth below is a brief biography of each of our executive officers and directors.

Javier López Madrid has served as a director since our inception in February 2015 and served as Executive Vice‑Chairman from December 23, 2015 until December 31, 2016, when he was appointed Executive Chairman. He is Chief Executive Officer of Grupo VM. He is founder and largest shareholder of Siacapital and Tressis, Spain’s largest independent private bank. In addition to his professional activities, he is also a member of the World Economic Forum, Group of Fifty and a board member of Fundación Juan Miguel Villar Mir. Mr. López Madrid holds a Master in Law and Business from ICADE University.

Pedro Larrea Paguaga has served as the Chief Executive Officer since December 23, 2015. He was Chairman and CEO of FerroAtlántica since December 2012, and served in that role until the closing of the Business Combination. He joined FerroAtlántica as CEO in 2011. Before joining FerroAtlántica, for thirteen years (1996 to 2009), he worked in Endesa, the biggest power company in Spain and Latin America, where he reached the position of Chairman and CEO of Endesa Latinoamérica, with total revenues above €8 billion and EBITDA above €3 billion. He served in the Board of Directors of Enersis (2007 to 2009) and Endesa Chile (1999 to 2002 and 2006 to 2007), both public Chilean companies listed on the NYSE. Pedro Larrea has also worked in management consulting firms PwC (2010 to 2011), where he lead the energy sector practice in Spain, and McKinsey & Company in Spain, Latin America and the United States (1989 to 1995). Mr. Larrea holds a Mining Engineer degree (MSc equivalent) from Universidad Politécnica de Madrid (graduated with honors). He also holds an MBA from INSEAD, where he obtained the Henry Ford II award for academic excellence.

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

Nicholas Deeming has worked as Corporate Secretary since September 1, 2016 and as Corporate Secretary and Chief Legal Officer since December 21, 2016. Prior to joining Ferroglobe, he held a number of non-executive roles and coached senior executives, as well as project managing litigation projects and M&A transactions. He has worked, through his career, as a General Counsel and a member of executive management in a number of sectors including Oil & Gas, Gases, Industrial and Medical, Healthcare, Insurance, Auctioneering/Art and Deep Sea Drilling, and he has worked in varied listing environments, including the United States, the United Kingdom, Europe and South Africa. He is qualified as a solicitor in the United Kingdom, has an MBA from Cranfield University and a qualification from Ashridge School of Management in executive coaching.

Donald G. Barger, Jr. has served as a director since December 23, 2015. He is a member of our Compensation Committee and serves as the chairman of the Nominating and Corporate Governance Committee. He served as a member of the Globe board of directors since December 2008 until the closing of the Business Combination and was Chairman of Globe’s Audit Committee and Chairman of Globe’s Compensation Committee. Mr. Barger had a successful 36-year business career in manufacturing and services companies. He retired in February 2008 from YRC Worldwide Inc. (formerly Yellow Roadway Corporation), one of the world’s largest transportation service providers. Mr. Barger served as Vice President and Chief Financial Officer of YRC Worldwide Inc. from December 2000 to August 2007 and from August 2007 until his retirement as advisor to the CEO. From March 1998 to December 2000, Mr. Barger was Vice President and Chief Financial Officer of Hillenbrand Industries, a provider of services and products for the health care and funeral services industries. From 1993 to 1998, Mr. Barger was Vice President of Finance and Chief Financial Officer of Worthington Industries, Inc., a diversified steel processor. Mr. Barger served on the Board of Directors of Gardner Denver, Inc. and was a member of the Audit Committee for his entire 19-year tenure until the company’s sale in July 2013. He served as Chair of the committee 17 of those years. He also served on the Board of Directors of Quanex Building Products Corporation for sixteen years, retiring in February 2012. Additionally, he served on the Audit Committee for 14 years and was its Chair for most of that time. On all the public company boards on which Mr. Barger served, he was considered a “financial expert” for SEC purposes. Mr. Barger received a B.S. degree from the U.S. Naval Academy and an MBA from the University of Pennsylvania.

Bruce L. Crockett has served as a director since December 23, 2015. He is a member of our Audit Committee and the BCA Special Committee. He served as a member of Globe’s board of directors since April 2014 until the closing of the Business Combination and was a member of Globe’s Audit Committee. Mr. Crockett is Chairman of the Invesco Mutual Funds Group Board of Directors, and is also a member of the audit, investment and governance committees. He serves as a director and audit committee chair of ALPS Property & Casualty Insurance Company. Mr. Crockett is the chairman of Crockett Technologies Associates and a private investor. Mr. Crockett served as President and Chief Executive Officer of COMSAT Corporation from February 1992 until July 1996 and as President and Chief Operating Officer of COMSAT from April 1991 to February 1992. As an employee of COMSAT since 1980, Mr. Crockett held various other operational and financial positions, including Vice President and Chief Financial Officer. Mr. Crockett served as a director of Ace Limited from 1995 until 2012 and as a director of Captaris, Inc. from 2001 until its acquisition in 2008, and as Chairman from 2003 to 2008. Mr. Crockett is also a life trustee of the University of Rochester. Mr. Crockett received an A.B. degree from the University of Rochester, a B.S. degree from the University of Maryland, and an MBA from Columbia University and holds an honorary Doctor of Law degree from the University of Maryland.

Stuart E. Eizenstat has served as a director since December 23, 2015. He is a member of our Nominating and Corporate Governance Committee and BCA Special Committee. He served as a director of Globe since

February 2008 until the closing of the Business Combination and was the Chairman of Globe’s Nominating Committee. Mr. Eizenstat is Senior Counsel of Covington & Burling LLP in Washington, D.C. and heads the law firm’s international practice. He served as Deputy Secretary of the United States Department of the Treasury from July 1999 to January 2001. He was Under Secretary of State for Economic, Business and Agricultural Affairs from 1997 to 1999. Mr. Eizenstat served as Under Secretary of Commerce for International Trade from 1996 to 1997 and was the U.S. Ambassador to the European Union from 1993 to 1996. During the Clinton Administration he also served as Special Representative of the President and Secretary of State on Holocaust Issues. From 1977 to 1981 he was Chief Domestic Policy Advisor in the White House to President Carter. He is a trustee of BlackRock Funds and served as a member of the board of directors of Alcatel‑Lucent until 2016. He served as a member of the Board of Directors of United Parcel Service from 2005 to 2015. He serves on the Advisory Board of GML Ltd., and Office of Cherifien de Phosphates. He has received eight honorary doctorate degrees and awards from the United States, French, German, Austrian, Belgian and Israeli governments. He is the author of “Imperfect Justice: Looted Assets, Slave Labor, and the Unfinished Business of World War II” and “The Future of the Jews: How Global Forces are Impacting the Jewish People, Israel, and its Relationship with the United States.” He currently serves as a Special Adviser to Secretary of State Kerry on Holocaust‑Era Issues. Mr. Eizenstat holds a B.A. in Political Science, cum laude and Phi Beta Kappa from the University of North Carolina at Chapel Hill and a J.D. from Harvard Law School.

Tomás García Madrid has served as a director since December 23, 2015. He is a member of our Nominating and Corporate Governance Committee. Mr. García Madrid is the Chief Executive Officer of Obrascón Huarte Lain, SA, a public company listed on the Madrid Stock Exchange, in which Grupo Villar Mir is the majority shareholder. He also has served on the board of Obrascon Huarte Lain Mexico since 2010 and Abertis Infraestructuras, S.A. since 2012 through 2016. Mr. García Madrid holds a Master’s Degree in Civil Engineering from the Universidad Politécnica de Madrid and an MBA from IESE.

Greger Hamilton has served as a director since December 23, 2015. He is a member of our Compensation Committee and BCA Special Committee and serves as chairman of the Audit Committee. Mr. Hamilton is Managing Partner of Ovington Financial Partners, LTD, a role he has held since 2009. From 2009 to 2014 he also served as a Partner at European Resolution Capital Partners, where he assisted in the restructuring of international banks in 16 countries. Prior to that, he was a Managing Director at Goldman Sachs International, where he worked from 1997 to 2008. He began his career at McKinsey and Company, where he worked from 1990 to 1997. Mr. Hamilton holds a B.A. in Business Economics and International Commerce from Brown University.

Javier Monzón has served as a director since December 23, 2015. He is a member of our Audit Committee and serves as chairman of the Compensation Committee. He is a director of the Spanish ACS Servicios y Concesiones, S.A. since 2004 and member of the supervisory board of the French Lagardère SCA since 2008, as well as member of the advisory council of Chemo group and senior advisor to the group executive chairman at Banco Santander (and board member of Santander Spain), both since June 2015. Prior to that, Mr. Monzón was Chairman and CEO of Indra Sistemas, S.A. from 1992 until 2015. He was a Partner at Arthur Andersen from 1989 to 1990. He also served as Chief Financial Officer of Telefonica, S.A. from 1984 to 1987, after which he acted as Executive Vice President until 1989. Mr. Monzón began his career at Caja Madrid, where he was a Corporate Banking Director. Mr. Monzón served as vice chairman of the American Chamber of Commerce in Spain from March 2010 until January 2015 and is member of the international advisory council of Brookings since 2014. He holds a Degree in Economics from Universidad Complutense de Madrid.

Juan Villar‑Mir de Fuentes has served as a director since December 23, 2015. He has acted as the Vice Chairman of Grupo Villar Mir, S.A.U. since 1999. He is also Vice Chairman and CEO of Inmobiliaria Espacio, S.A. Mr. Villar‑Mir de Fuentes has served on the board of directors of Obrascón Huarte Lain, S.A. since 1996 and as Chairman since 2016. He also serves as a director and on the audit committee of Inmobiliaria Colonial, S.A. He holds a Bachelor’s Degree in Business Administration and Economics and Business Management.

B.            Compensation

Compensation of executive officers and directors

The table below sets out the remuneration earned by our directors during the year ended December 31, 2016:

Name	Salary & Fees	Benefits	Pension	Annual Bonus	Long-Term Incentives	Total
Executive
Alan Kestenbaum	$995,000	$122,407	$3,975	$748,738	$—	$1,870,120

Javier López Madrid	$751,988	$300,795	$150,398	$641,668	$1,142,000	$2,986,849
Non-Executive
Donald G. Barger, Jr.	$194,095	$18,969	$—	$0	$—	$213,065
Bruce L. Crockett	$130,414	$23,711	$—	$0	$—	$154,125
Stuart E. Eizenstat	$119,234	$14,227	$—	$0	$—	$133,461
Tomás García Madrid	$119,234	$8,130	$—	$0	$—	$127,364
Greger Hamilton	$197,483	$—	$—	$0	$—	$197,483
Javier Monzón	$193,418	$10,162	$—	$0	$—	$203,575
Juan Villar-Mir de Fuentes	$94,845	$8,130	$—	$0	$—	$102,975

Pension, benefits to our executive management team  represent matching 401(k) contributions to Alan Kestenbaum and cash payments as a percentage of salary in lieu of a contribution to pension to Javier López Madrid.  On November 24, 2016, Javier López Madrid received 68,541 options with a strike price of nil, which vest and become exercisable three years from the date of grant, to the extent that performance conditions are satisfied and subject to continued service to the company.  The options remain exercisable until the tenth anniversary of the grant date.

Remuneration policy

In June 2016, our shareholders approved the remuneration policy applicable to executive directors and non-executive directors of the Company as set out in the directors’ remuneration report within our U.K. annual report for the year ended December 31, 2015 (the “Policy”), as required by the UK Companies Act 2006 and the Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013. The Policy was approved on June 29, 2016 and applied with effect from January 1, 2016.

The overall aim of our remuneration strategy is to provide appropriate incentives that reflect our high-performance culture and values to maximize returns for our shareholders. In summary, we aim to:

●	attract, retain and motivate high-caliber, high-performing employees;
●	encourage strong performance and engagement, both in the short and the long term, to enable us to achieve our strategic objectives;
●	structure the total remuneration package so that a very significant proportion is linked to performance conditions measured over both the short-term and longer term;
●	set fixed pay levels at or around market norms to allow for a greater proportion of total remuneration opportunity to be in variable pay; and
●	create strong alignment between the interests of shareholders and executives through both the use of equity in variable incentive plans and the setting of shareholding guidelines for directors.
Consistent with this remuneration strategy, in relation to the Company’s executive directors, the Policy provides, in summary, that:

●
executive director salaries are set at a rate commensurate with the individual’s role, responsibilities and experience, having regard to broader market rates. Salaries are reviewed annually, when Group performance, individual performance, changes in responsibility and levels of increase for the broader employee population and market salary levels will be taken into account. No maximum salary is set under the Policy;

●
executive directors may receive a cash allowance in lieu of contribution to a pension, up to a maximum of 20% of base salary per annum, which includes contributions to a U.S. tax-qualified defined contribution 401(k) plan;

●
executive directors may receive other market competitive benefits such as medical cover, life assurance and income protection insurance and, where appropriate, relocation allowances (with the Compensation Committee to review relocation allowances annually);

●	executive directors are provided with directors’ and officers’ liability insurance and an indemnity to the fullest extent permitted by the UK Companies Act 2006;

●
executive directors are eligible for an annual bonus, which normally has a maximum bonus opportunity of 200% of annual base salary but could have a maximum bonus opportunity of up to 500% of annual base salary in exceptional circumstances. No more than 25% of the maximum bonus payable for each performance condition will be payable for threshold performance. Any bonus award will be subject to the achievement of quantitative and qualitative performance conditions as determined by the Compensation Committee each year (at least two-thirds of the bonus will be based on financial metrics with the balance based on non-financial metrics). Normally any bonus earned in excess of the target amount will be deferred for three years into shares in the Company and the executive director may be granted an additional long-term incentive award of equal value (at maximum) to the amount of annual bonus deferred. Recovery and recoupment provisions apply to all bonus awards for misstatement, error or gross misconduct;

●
executive directors are eligible to be granted an award under the Company’s long‑term incentive plan, at the discretion of the Compensation Committee. Any awards granted would normally vest three years after the date of grant and may, at the Compensation Committee’s discretion, be subject to the achievement of performance targets.  Under the policy at least two-thirds of the total long-term incentive awards granted to an executive director in any financial year will be awards where the vesting is subject to achievement of performance targets. Considering feedback and best practice, the Committee has decided all future awards for Executive Directors will be subject to performance conditions.  If an award is granted, the annual target award limit will not normally be higher than 300% of salary (save that in recruitment, appointment and retention situations, it could be up to 500% of salary) and maximum vesting is normally 200% of target (both measures based on the face value of shares at the date of grant). Recovery and recoupment provisions apply to all long-term incentive awards for misstatement, error or gross misconduct;

●
for 2016, reflecting the special nature of the challenges following the Business Combination, the Compensation Committee decided to rebalance the size of annual bonus and long-term incentive awards.  This was a one off arrangement and the long term for 2017 will be greater than the short term;

●	the Company has share ownership guidelines in place under which it recommends that executive directors hold a number of shares in the Company equivalent to 200% of base salary; and
●
when determining the remuneration package for a new executive director, the Compensation Committee expects to apply the Policy set out above but may, in some circumstances, need to take account of other relevant factors, such as that individual’s existing employment and/or their personal circumstances.

The Policy also incorporates certain legacy arrangements (including the Employment Agreement) with Mr. Kestenbaum, our former Executive Chairman, who ceased to be a director effective December 31, 2016. In connection with his departure, Mr. Kestenbaum was entitled to a lump-sum severance payment of approximately $21 million, in addition to other payments and benefits.

On Mr. Kestenbaum’s departure, Mr. López Madrid, our former Vice Chairman, became Executive Chairman, and is currently the only executive director of the Company. Mr. Lopez Madrid receives a base salary of £555,000 per annum, which is unchanged as a result of his new appointment.

In relation to the Company’s non-executive directors, the Policy provides, in summary, that:

●
Non-executive directors are paid a basic fee. Supplementary fees are paid for additional responsibilities and activities such as membership of a main Board committee or assuming chairmanship of a committee. Travel fees may be paid to reflect additional time incurred in travelling to meetings.

●
Currently, non‑executive directors receive a base fee of £70,000 per annum, with supplemental fees being payable if that non‑executive director is also the senior independent director (£35,000 per annum), a member of the Audit Committee (£17,500 per annum), a member of the Compensation Committee (£15,500 per annum), a member of the Nominating and Corporate Governance Committee (£12,000 per annum) or a Committee Chairman (two times membership fee). Non‑executive directors receive a travel fee of either £3,500 (for intercontinental travel) or £1,500 (for continental travel) per meeting. Non‑executive director fee levels are reviewed periodically, with reference to time commitment, knowledge, experience and responsibilities of the role as well as market levels in comparable companies both in terms of size and sector. No maximum fee level or prescribed annual increase is set under the Policy;

●
reasonable expenses incurred by the non-executive directors in carrying out their duties may be reimbursed by the Company including any personal tax payable by the non-executive director as a result of reimbursement of those expenses. The Company may also pay an allowance in lieu of expenses if it deems this appropriate;

●	non-executive directors are provided with directors’ and officers’ liability insurance and an indemnity to the fullest extent permitted by the UK Companies Act 2006; and
●	to provide alignment with shareholders, non-executive directors have voluntarily agreed to build and retain a shareholding worth twice their annual fees.

C.            Board Practices

Board composition and election of directors

As of the date of this annual report, our Board of Directors consists of eight directors with three directors designated by Globe prior to the closing of the Business Combination, five directors designated by Grupo VM and one vacant board seat following the resignation of Alan Kestenbaum as Executive Chairman of the Board, effective December 31, 2016. Javier López Madrid is the Executive Chairman of the Board and is one of the Grupo VM nominees. At least two of the Grupo VM nominees and three of the Globe nominees are required to qualify as “independent directors,” as such term is defined in the NASDAQ stock market rules and applicable law.

Pursuant to the Articles, our directors are elected to a term concluding at the first annual general meeting of shareholders after the consummation of the Business Combination and thereafter for one-year terms.

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

In connection with the director appointments to the Board upon the closing of the Business Combination, our previous Board passed a Directors’ Written Resolution by unanimous written consent, dated as of December 23, 2015, which, among other things, appointed our current directors to the Board upon the consummation of the Business Combination. During that meeting, the Board undertook a review of director independence by reviewing meeting declarations of interests held by each of Messrs. López Madrid, Barger, Crockett, Eizenstat, García Madrid, Hamilton, Monzón and Villar-Mir de Fuentes, which had been provided to the other directors of the Company in accordance with the requirements of section 184 of the UK Companies Act 2006. This review is designed to identify and evaluate any transactions or relationships between a director or any member of his immediate family and us or members of our senior management. Based on this review, our Board of Directors has affirmatively determined that each of Messrs. Barger, Crockett, Eizenstat, Hamilton and Monzón meet the independence requirements of the NASDAQ rules.

Certain approvals of the board of directors

Pursuant to our Articles of Association, as in effect since December 23, 2015, the approval of certain matters by our Board of Directors requires the approval of more than a simple majority of directors present.

So long as Grupo VM owns greater than 15% of our outstanding shares, any action of our Board of Directors to approve the following matters requires the affirmative vote of at least two‑thirds of the entire Board of Directors, including the affirmative vote of at least one independent director initially designated by Globe or, if there is no such director on the Board, at least one independent director nominated for election or appointment to the Board by the independent directors initially designated by Globe:

•
Any transaction that results in a change of control, or sale of all or substantially all of the consolidated assets, or the redomiciling into a different jurisdiction, other than a sale of 100% of the equity securities of Ferroglobe to a third party in a transaction in which all shareholders receive the same per‑share consideration;

•	Payment of any extraordinary dividend or other extraordinary distributions;

•	Extraordinary purchases, repurchases or redemptions of our shares; and

•	The appointment or removal of any member of our Board of Directors other than in accordance with our organizational documents.

•	Alteration, amendment or repeal of any provision of the organizational documents in a manner inconsistent with the agreed governance structure;

•	Increase or decrease of the size of our Board other than in accordance with our Articles of Association;

•	Until December 23, 2018: (a) removal without cause of the Executive Chairman; and (b) appointment or election of a replacement Executive Chairman;

•	Alteration, amendment or repeal of any authorization given by the Board in respect of the exercise of a director’s independent judgement or a conflict of interest;

•	Alteration, amendment or repeal of any guidelines established by the Board regarding the authority and responsibilities of the Executive Chairman or Executive Vice‑Chairman; and

•	Re-acquiring “controlled company” status in the event and after Ferroglobe no longer qualifies for such exemption under the NASDAQ stock market rules.

Committees of the board of directors

Our Board of Directors has three standing committees: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. In addition, pursuant to the Business Combination Agreement, the Board created a “BCA Special Committee.”

Audit committee

Our Audit Committee consists of three directors: Messrs. Crockett, Hamilton and Monzón, and Mr. Hamilton serves as its chairman and meets the requirements as an “audit committee financial expert” under the rules of the SEC and qualifies as a financially sophisticated audit committee member as required by the NASDAQ rules relating to audit committees. Our Board has determined that each of these directors satisfies the enhanced independence requirements for audit committee members required by Rule 10A‑3 under the U.S. Exchange Act, and is financially literate as that phrase is used in the additional audit committee requirements of the NASDAQ rules.

Our Audit Committee has responsibility to: (1) oversee our accounting and financial reporting processes and the audits of our financial statements; (2) monitor and make recommendations to the Board regarding the auditing and integrity of our consolidated financial statements; (3) be directly responsible for the qualification, selection, retention, independence, performance and compensation of our independent auditors, including resolution of disagreements between management and the auditors regarding financial reporting, for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us, and have the auditors report directly to the Committee; and (4) provide oversight in respect of our internal audit and accounting and financial reporting processes. The Audit Committee meets at least four times a year. Additional meetings may occur as the Audit Committee or its chair deem advisable.

Compensation committee

Our Compensation Committee consists of three directors: Messrs. Barger, Hamilton and Monzón, and Mr. Monzón serves as its chairman. Our Board has determined that each of these directors meets the heightened independence requirements of compensation committee members under SEC rules.

Our Compensation Committee has responsibility to: (1) evaluate and approve the compensation of our directors, executive officers and key employees; (2) oversee directly or indirectly all compensation programs involving the use of our stock; (3) produce a report annually on executive compensation for inclusion in our proxy statement for our annual meeting of shareholders; (4) produce a report annually in compliance with remuneration reporting requirements (i.e., a directors’ remuneration report), in each case in accordance with applicable rules and regulations; and (5) produce, review on an ongoing basis and update as needed, a directors’ remuneration policy. The Compensation Committee meets with such frequency, and at such times, and places and whether in person or electronically/telephonically as it determines is necessary to carry out its duties and responsibilities, but shall meet at least two times annually.

Nominating and corporate governance committee

Our nominating and corporate governance committee (the “N&CG Committee”) consists of three directors: Messrs. Barger, Eizenstat and García Madrid, and Mr. Barger serves as its chairman.

Our N&CG Committee has responsibility to consider and make recommendations to the Board related to Board membership and governance. The responsibility of our N&CG Committee as set forth in its Terms of Reference includes the following: identifying and recommending to the Board for nomination individuals qualified to become Board members; reviewing and providing guidance on the independence of nominees; reviewing and providing guidance on the organization of the Board and its committee structure; reviewing and providing guidance on the self‑evaluation procedures of the Board and its committees; reviewing and providing guidance on our code of ethics; reviewing and providing guidance on our stock ownership guidelines; and reviewing and providing guidance on proposed changes to the Articles. The N&CG Committee meets at least once a year. Additional meetings may occur as the N&CG Committee or its chairperson deem advisable.

BCA Special Committee

Our BCA Special Committee consists of three directors: Messrs. Crockett, Eizenstat and Hamilton. The BCA Special Committee was formed in connection with the Business Combination and has responsibility to: (1) administer the post‑closing adjustment process and procedures, for us and on our behalf, pursuant to Section 1.3 of the Business Combination Agreement (which relates to the FerroAtlántica “net debt” adjustment provision in the Business Combination Agreement); (2) evaluate potential claims for losses and enforce the indemnification rights under the Business Combination Agreement; (3) exercise or waive any of our rights, benefits or remedies under the Business Combination Agreement; and (4) evaluate potential claims under our buyer‑side Representations and Warranties Insurance Policy.

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

D.            Employees

As of December 31, 2016, 2015 and 2014, on a consolidated basis, the number of employees was 4,018, 4,543 and 3,162, respectively, excluding temporary employees. The increase in total employees from 2014 to 2015 is a result of the business combination with Globe. We believe our relations with our employees are good and we have not experienced any significant labor disputes or work stoppages.

The following tables show the number of our full-time employees as of December 31, 2016, 2015 and 2014 on a consolidated basis broken down based on business segment and geographical location:

Geographic area	2016	2015	2014

North America	963	1,063	—
Spain	880	873	929
France	1,025	1,017	967
South Africa	718	776	790
Rest of the world	432	814	476
Total number of employees	4,018	4,543	3,162

A majority of employees are affiliated with labor unions and have entered into collective bargaining agreements in Spain, France, South Africa, the United States and Venezuela. We have experienced union activity and strikes in the past. For example, in 2014, there was a strike at our South African subsidiary that reduced production for seven days. Additionally, we have also experienced employee strikes in France from time to time. Our Spanish collective bargaining agreements expired at the end of 2016, though most of the provisions of these agreements remain effective until a new agreement is entered into. See “Item 3.D.—Key Information—Risk Factors—We are subject to the risk of union disputes and work stoppages at our facilities, which could have a material adverse effect on our business.”

Employees at Cee, Boo, Hidro Nitro, Sabón and Madrid work under a collective bargaining agreement that expired on December 31, 2015. A new agreement is under negotiation. During the negotiation period, the expired agreement remains effective, except for those provisions which explicitly state that they cease to be effective beyond December 31, 2015. For example, the provisions relating to salary increases are no longer effective (i.e., there cannot be any salary increases). Any future salary increases are dependent on the terms of the new agreement but may apply retroactively back to January 1, 2016.

The collective bargaining agreement for Silicio Ferrosolar will expire on December 31, 2017. Our research and development employees based in Sabón have no specific collective bargaining agreement, but rather adhere to the terms of the Sabón plant collective bargaining agreement.

Mine employees in Spain also work under union contracts. The contracts applicable to the employees at Cuarzos Industriales expired on December 31, 2016. A new agreement is under negotiation. The agreement applicable to our employees at Ramsa expired on December 31, 2015. A new agreement is under negotiation. During the negotiation period, the expired agreement remains effective, except for those provisions which explicitly state that they cease to be effective beyond December 31, 2015.

All employees at FerroPem, S.A.S. plants at Anglefort, Chateau‑Feuillet, Les Clavaux, Laudun, Montricher, and Pierrefitte and the Chambéry offices are covered by the national Collective Chemistry Agreement. This agreement has no expiration date. The d’accord intéressement, which is an employee incentive bonus scheme whereby the incentive bonus is distributed according to a profit‑sharing formula defined in the agreement, was signed on June 7, 2016. Additionally, the accord de participation, which is a compulsory profit‑sharing agreement under French law, must be negotiated and signed before December 2, 2017.

The hourly paid employees at Polokwane work under a collective bargaining agreement, which will expire on June 2018, with the exception of employees who are members of the trade union AMCU, which has not signed the agreement for 2017 and 2018.

The collective bargaining agreement for Thaba Cheue Mining expires on March 30, 2017. A new agreement is under negotiation.

Hourly employees at the Selma, Alabama facility are covered by a collective bargaining agreement with the Industrial Division of the Communications Workers of America, under a contract running through April 2, 2017. Hourly employees at the Alloy, West Virginia, Niagara Falls, New York and Bridgeport, Alabama facilities are covered by collective bargaining agreements with The United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union under contracts running through April 28, 2017, July 31, 2017, and March 31, 2018, respectively. Union employees in Argentina are working under a contract running through April 30, 2016, the terms of which will remain in place until the Argentine government ratifies a new agreement. Operations in Poland and Yonvey, China are not unionized. Union employees in Canada work at the Becancour, Québec, plant and are covered by a Union Certification held by CEP, Local 184. The corresponding collective bargaining agreement at its Becancour facility runs through April 30, 2017.

E.            Share Ownership

The following table and accompanying footnotes show information regarding the beneficial ownership of our shares as of April 24, 2017 by:

•	each named executive officer;

•	each of our directors; and

•	all executive officers and directors as a group.

The percentage of shares beneficially owned is based on 171,946,731 shares issued and outstanding on April 24, 2017. Beneficial ownership for the purposes of this table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days.

Name	Number of Shares Beneficially Owned	Percentage of Outstanding Shares
Directors and Executive Officers:
Javier López Madrid	20,000	*
Pedro Larrea Paguaga	12,000	*
Joseph Ragan(1)	211,761	*
Nicholas Deeming	—	—
Donald G. Barger, Jr.(2)	42,815	*
Bruce L. Crockett(3)	17,892	—
Stuart E. Eizenstat(4)	37,883	*
Tomás García Madrid	—	—
Greger Hamilton	—	—
Javier Monzón	19,400	*
Juan Villar‑Mir de Fuentes	—	—
Directors and Executive Officers as a Group	361,751	*

*	Less than one percent (1%).

(1)	Includes 191,761 shares issuable upon exercise of options within 60 days of April 24, 2017.
(2)	Includes 31,216 shares issuable upon exercise of options within 60 days of April 24, 2017.
(3)	Includes 17,892 shares issuable upon exercise of options within 60 days of April 24, 2017.
(4)	Includes 31,216 shares issuable upon exercise of options within 60 days of April 24, 2017.

ITEM 7.                          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

The following table sets forth certain information regarding beneficial ownership of shares by each stockholder known by us to be the beneficial owner of more than 5% of the shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares that may be acquired by an individual or group within 60 days of

April 24, 2017, pursuant to the exercise of options, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership is based on 171,946,731 shares outstanding on April 24, 2017.

Name	Number of Shares Beneficially Owned	Percentage of Outstanding Shares
Grupo Villar Mir, S.A.U.	94,554,634	55%

As reported on Schedule 13G, filed on February 19, 2016, Adage Capital Partners, L.P., Adage Capital Partners GP, L.L.C. and Adage Capital Advisors, L.L.C. (together, the “Adage Entities”) beneficially owned 8,920,075 shares of the Company, constituting 5.19% of the then outstanding shares. As reported on Schedule 13G/A, filed on February 9, 2017, the Adage Entities beneficially owned 7,687,487 shares of the Company, constituting 4.47% of the then outstanding shares.

As reported on Schedule 13G, filed on February 16, 2016, Alan Kestenbaum beneficially owned 8,840,938 shares of the Company, constituting 5.13% of the then outstanding shares. As reported on Schedule 13G/A, filed on February 14, 2017, Alan Kestenbaum beneficially owned 6,502,363 shares of the Company, constituting 3.78% of the then outstanding shares.

The Company’s shareholders do not have different voting rights.

As of April 14, 2017, Ferroglobe had four record holders in the United States, holding all of our outstanding shares.

B.            Related Party Transactions

The following includes a summary of transactions since (x) February 5, 2015, when we were formed, to which we have been a party, (y) January 1, 2014 to which Globe has been a party and (z) January 1, 2014 to which FerroAtlántica has been a party, with any: (i) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us, Globe or FerroAtlántica, as applicable, (ii) associates, (iii) individuals owning, directly or indirectly, an interest in the voting power of the Company, Globe, or FerroAtlántica, as applicable, that gives them significant influence over us, Globe or FerroAtlántica, as applicable, and close members of any such individual’s family, (iv) key management personnel, including directors and senior management of companies and close members of such individuals’ families or (v) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such person is able to exercise significant influence.

Grupo VM shareholder agreement

On December 23, 2015, we entered into a shareholder agreement with Grupo VM (the “Grupo VM Shareholder Agreement”) that contained various rights and obligations with respect to Grupo VM’s Class A Ordinary Shares. Under the Grupo VM Shareholder Agreement, Grupo VM has the right to nominate the number of directors for the Board that is proportionate to its share ownership and to designate one of the Grupo VM director nominees to serve as Executive Vice-Chairman of the Board. On December 23, 2015, Grupo VM designated Javier López Madrid to serve as the Executive Vice-Chairman of the Board in connection with the closing of the Business Combination. Upon the resignation of Alan Kestenbaum as Executive Chairman of the Board, Mr. López Madrid was appointed as Executive Chairman of the Board effective December 31, 2016. The Grupo VM Shareholder Agreement also provides that Grupo VM director nominees will be proportionately represented on each committee of the Board, subject to the NASDAQ stock market rules, except that the Globe independent directors will constitute a majority of the Nominating and Corporate Governance Committee and the BCA Special Committee will be composed of two Globe independent directors and one independent Grupo VM director.

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

Under the Grupo VM Shareholder Agreement, other than with respect to the election of directors (other than the Grupo VM director nominees) in a contested election for directors that occurs from and after the fifth anniversary of the closing of the Business Combination, Grupo VM shall vote its shares to cause the election or reelection, as applicable, of the Grupo VM director nominees and the other persons nominated by the Board for election of directors. Grupo VM shall also not vote its shares to cause the removal of the Globe independent directors or any director appointed or elected in replacement of Alan Kestenbaum. In the case of a contested election for directors that occurs from and after the fifth anniversary of the closing of the Business Combination, Grupo VM will agree to abstain from voting its shares with respect to the election of directors (other than the Grupo VM director nominees or, if not a Grupo VM director nominee, the Executive Chairman).

Subject to certain exceptions, Grupo VM has preemptive rights to subscribe for up to its proportionate share of any shares issued in connection with any primary offerings. The Grupo VM Shareholder Agreement (i) also restricts the ability of Grupo VM and its affiliates to acquire additional shares and (ii) contains a standstill provision that limits certain proposals and other actions that can be taken by Grupo VM or its affiliates with respect to the Company, in each case, subject to certain exceptions, including prior Board approval. The Grupo VM Shareholder Agreement also restricts the manner by which, and persons to whom, Grupo VM or its affiliates may transfer shares. On February 3, 2016, during an in‑person meeting of our Board, the Board approved the purchase of up to 1% of the shares by Javier López Madrid in the open market pursuant to Section 5.01(b)(vi) of the Grupo VM Shareholder Agreement (“JLM Shares”). In connection with the foregoing, Grupo VM and the Company entered into Amendment No. 1 to the Grupo VM Shareholder Agreement, dated as of February 10, 2016, which amended the Grupo VM Shareholder Agreement to disregard the JLM Shares from determining the percentage of the total aggregate issued and outstanding Shares of the Company owned by Grupo VM and its affiliates.

The Grupo VM Shareholder Agreement will terminate on the first date on which Grupo VM and its affiliates hold less than 15% of the outstanding Shares.

AK shareholder agreement

On December 23, 2015, we entered into a separate shareholder agreement with Mr. Kestenbaum and certain of his affiliates (the “AK Shareholder Agreement”) that contained various rights and obligations with respect to their shares. Pursuant to the AK Shareholder Agreement, Mr. Kestenbaum was appointed as Executive Chairman of the Board on December 23, 2015 in connection with the closing of the Business Combination. Mr. Kestenbaum resigned as Executive Chairman of the Ferroglobe Board of Directors, effective December 31, 2016.

Under the AK Shareholder Agreement, except with respect to a contested election for directors (other than Grupo VM director nominees), that occurs after the fifth anniversary of the closing of the Business Combination, so long as Mr. Kestenbaum and his affiliates own at least 1% of the total issued and outstanding shares, Mr. Kestenbaum and his affiliates will vote their shares to cause the election or reelection, as applicable, of the Grupo VM director nominees and the other persons nominated by the Board for election of directors. In the case of a contested election for directors that occurs from and after the fifth anniversary of the closing of the Business Combination, Mr. Kestenbaum and his affiliates may vote their shares with respect to the election of directors (other than the Grupo VM director nominees) in any manner with respect to such contested election for directors. Mr. Kestenbaum and his affiliates must always vote in favor of the Grupo VM director nominees.

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

The AK Shareholder Agreement will terminate upon the aggregate total issued and outstanding shares owned by Mr. Kestenbaum and his affiliates falling below 1%; provided that the tax covenants and indemnification obligation will survive until such time as set forth in the AK Shareholder Agreement.

Registration rights agreement

On December 23, 2015, we entered into a registration rights agreement with Grupo VM and Mr. Kestenbaum pursuant to which we will grant certain registration rights to each of Grupo VM and Mr. Kestenbaum.

Agreements with executive officers and key employees

We have entered into agreements with our executive officers and key employees. See “Item 6.A.—Directors, Senior Management and Employees—Directors, Senior Management and Employees.”

Marco International

Alan Kestenbaum, a former member of our board of directors, is affiliated with Marco International. We have entered into the following transactions with Marco International.

•
the purchase of carbon electrodes. At December 31, 2016, we have a receivable balance from Marco International under these agreements totaling $629,000 resulting from the settlement of a claim against the electrode producer for quality issues in the purchased electrodes.

•	the sale of ferrosilicon to Marco International. At December 31, 2016, receivables from Marco International under these agreements totaled $127,000.

•	the purchase of rare earth. At December 31, 2016, payables to Marco International under these agreements totaled $0.

VM Energía

VM Energía, a Spanish company wholly-owned by Grupo VM, advises in the day-to-day operations of FerroAtlántica Group’s hydroelectric plants under two contracts entered into in April 2013 that provide for strategic advisory services to be provided by VM Energía to FerroAtlántica and Hidro Nitro Española. VM Energía’s services under these contracts include the provision of advisory services in relation to any economic, technical and administrative aspect of FerroAtlántica Group’s energy operations, the preparation of periodic reports assessing the main risks associated with the energy market and analyzing the performance of each hydroelectric power plant, the provision of advisory services in connection with changes in the applicable energy regulatory framework and related assistance in dealing with the competent energy authorities. The contracts have five-year terms and are due to expire in 2018. FerroAtlántica and Hidro Nitro Española pay VM Energía a monthly remuneration calculated as a percentage of the revenues made each month by FerroAtlántica Group’s hydroelectric power plants. For the fiscal years ended December 31, 2016, 2015 and 2014, FerroAtlántica and Hidro Nitro Española made payments under these contracts to VM Energía of $3,102,541, $4,022,346 and $7,055,663, respectively. VM Energía is not legally deemed to be a direct or indirect operator of the hydroelectric power plants owned by FerroAtlántica Group in spite of the services provided to FerroAtlántica Group under the strategic advisory services agreement.

Under contracts entered into with FerroAtlántica on June 22, 2010 and December 29, 2010, and with Hidro Nitro Española on December 27, 2012, VM Energía supplies the energy needs of the Boo, Sabón and Monzón electrometallurgy facilities, as a broker for FerroAtlántica and Hidro Nitro Española in the wholesale power market. The contracts allow FerroAtlántica and Hidro Nitro Española to buy energy from the grid at market conditions without incurring costs normally associated with operating in the complex wholesale power market, as well as to apply for fixed energy price arrangements in advance from VM Energía, based on the energy markets for the power, period and profile applied for. The contracts have a term of one year, which can be extended by the mutual consent of the parties to the contract, and will expire on December 31, 2017, unless it is extended FerroAtlántica pays VM Energía a service charge in addition to paying for the cost of energy purchase from the market. For the fiscal years ended December 31, 2016, 2015 and 2014, FerroAtlántica and Hidro Nitro Española made payments under these contracts to VM Energía of $69,054,451, $85,509,925 and $87,032,692, respectively for the purchase of energy plus the service charge. These contracts are similar to contracts FerroAtlántica signs with other third-party brokers. Additionally, for the fiscal years ended December 31, 2016, 2015 and 2014, VM Energía invoiced other subsidiaries of FerroAtlántica Group for a total amount of $524,185, $587,289 and $738,645, respectively.

Under contracts dated June 30, 2012, Enérgya VM Generación, S.L. (“Enérgya VM”), a Spanish company wholly-owned by VM Energía, arranges for the sale of energy produced by FerroAtlántica and Hidro Nitro

Española’s hydroelectric plants. Pursuant to the contracts, Enérgya VM provides energy market brokerage services and represents the FerroAtlántica Group subsidiaries before the applicable energy market operator, the system operator and the Spanish National Markets and Competition Commission. FerroAtlántica and Hidro Nitro Española pay Enérgya VM a monthly remuneration calculated as a percentage of the sales made each month by their hydroelectric power plants. These contracts currently have one-year terms, subject to automatic yearly renewal, unless terminated with notice provided one month prior to the scheduled renewal. For the fiscal years ended December 31, 2016, 2015 and 2014, Hidro Nitro Española made payments under its contract to Enérgya VM of $110,462, $166,851 and $666,907, respectively, and FerroAtlántica made payments under its contracts to Enérgya VM of $391,768, $474,161 and $1,234,176, respectively.

On January 25, 2016, FerroAtlántica entered into a swap contract with Enérgya VM, a wholly-owned subsidiary of VM Energía of 75 megawatts of energy per hour during 43.1 €/megawatt hours for each of the second, third and fourth quarters of 2016.

Espacio Information Technology, S.A.

Espacio Information Technology, S.A. (“Espacio I.T.”), a Spanish company wholly-owned by Grupo VM, provides information technology and data processing services to certain FerroAtlántica Group subsidiaries: FerroAtlántica, FerroAtlántica de Mexico, Silicon Smelters (Pty.), Ltd. and FerroPem, S.A.S. pursuant to several contracts.

Under a contract entered into on January 1, 2004, Espacio I.T. provides FerroAtlántica with information processing, data management, data security, communications, systems control and customer support services. The contract has a one-year term, subject to automatic yearly renewal, unless terminated with notice provided three months prior to the scheduled renewal. The base yearly amount due under the contract for these services is $519,788, exclusive of VAT and subject to inflation adjustment. For the fiscal years ended December 31, 2016, 2015 and 2014, FerroAtlántica made payments under this contract to Espacio I.T. of $1,000,412, $939,464 and $1,235,505, respectively.

Under a contract entered into on January 1, 2006, Espacio I.T. provides FerroPem, S.A.S. with information processing, data management, data security, communications, systems control and customer support services. The contract has a one-year term, subject to automatic yearly renewal, unless terminated with notice provided three months prior to the scheduled renewal. The base yearly amount due under the contract for these services is $762,094, exclusive of VAT and subject to inflation adjustment. For the fiscal years ended December 31, 2016, 2015 and 2014, FerroPem, S.A.S. made payments under this contract to Espacio I.T. of $936,611, $861,133 and $1,146,495, respectively.

Under a contract entered into on June 26, 2014, Espacio I.T. provides FerroAtlántica de Mexico with information processing, data management, data security, communications, systems control and customer support services. The contract has a two-year term, subject to automatic renewal every two years, unless terminated with notice six months prior to the scheduled renewal. The base yearly amount due under the contract for these services is $21,920, exclusive of VAT and subject to inflation adjustment and adjustment based on the level of production of the previous year. From the date of effectiveness of the contract in July 2014 through December 31, 2014, FerroAtlántica de Mexico made payments to Espacio I.T. of $5,480. In 2016 and 2015, FerroAtlántica de Mexico made payments to Espacio I.T. of $18,264 and $18,313, respectively.

Under a contract entered into on January 1, 2009, Espacio I.T. provides Silicon Smelters (Pty.), Ltd. with services including the maintenance and monitoring of the company’s network, servers, applications, and user workstations, as well as standard software licenses. The contract has a one‑year term, subject to automatic yearly renewal, unless terminated with notice three months prior to the scheduled renewal. The base yearly amount due under the contact is $265,700, subject to inflation adjustment. For the twelve months ended December 31, 2016, 2015 and 2014, Silicon Smelters (Pty.), Ltd. made payments under this contract to Espacio I.T. of $262,753, $243,572 and $299,533, respectively.

For the fiscal years ended December 31, 2016, 2015 and 2014, Espacio I.T. invoiced other subsidiaries of FerroAtlántica in a total amount of $1,900,390, $780,353 and $240,987, respectively.

In April 2016, the Ferroglobe Board approved a proposal to obtain certain information technology services from Espacio I.T., and the parties are currently negotiating a contract for the provision of these services. The contract has a minimum term of five years and an annual base payment of $360,000 and required an initial investment of $1.7 million during 2016. These investments and services are required to consolidate the IT infrastructure and information systems of Globe and FerroAtlántica. Additional services may be required in 2017 to achieve full convergence of IT systems.

Inmobiliaria Espacio, S.A

On July 15, 2015, Grupo FerroAtlántica, S.A.U entered into a credit facility to Inmobiliaria Espacio, S.A., a Grupo Villar Mir S.A.U. subsidiary, with a credit limit of $20 million. The outstanding debt (amortized cost) of this facility as of December 31, 2016 and 2015 is $2,664,000 and $2,440,000, and accrues a rate interest of Euribor a differencial of 275 b.p. and has a maturity in the short-term and is automatically renewed for one year unless either party terminates the agreement.

Aurinka

Javier López Madrid, a current member of the Board, is affiliated with Aurinka Photovoltaic Group, S.L. (“Aurinka”). Mr. López Madrid currently owns approximately 100% of the outstanding share capital of Financiera Siacapital, which holds a (i) 31.33% interest in Blue Power Corporation, S.L. (“Blue Power”), a party to the joint venture, and (ii) 31.33% interest in Aurinka. Blue Power owns the main intellectual property being contributed to the joint venture and which will provide certain technology consulting services to the joint venture. The remaining equity interests in Blue Power and Aurinka are owned by third party outside investors.

In 2016, FerroAtlántica entered into a project with Aurinka for a feasibility study and basic engineering for a UMG solar silicon manufacturing plant. Purchases under this project were approximately €3.0 million for 2016.

On December 20, 2016, Grupo FerroAtlántica, S.A.U., FerroAtlántica, S.A., a wholly-owned subsidiary of Grupo FerroAtlántica, S.A.U. and Silicio Ferrosolar, S.L.U., a wholly-owned subsidiary of Grupo FerroAtlántica, S.A.U., entered into a joint venture agreement (the “Solar JV Agreement”) with Blue Power and Aurinka providing for the formation and operation of a joint venture with the purpose of producing UMG solar silicon. The entry into the joint venture pursuant to the Solar JV Agreement is subject to certain conditions precedent, including the satisfactory completion of an ex-ante verification procedure in relation to the ability of the technology to be contributed to the joint venture by Blue Power to meet certain technical and cost parameters and the authorization of the joint venture by Ferroglobe, Blue Power and Aurinka’s management bodies. All these conditions precendents were met during 2017 and the Solar JV Agreement is now fully binding.  Under the Solar JV Agreement, FerroAtlántica will indirectly own 75% of the operating companies to be formed as part of the joint venture, one of which will own certain assets comprising, among others, constructions at Sabón and a UMG solar silicon plant at Puertollano, Spain, and 51% of the company to be formed as part of the joint venture to hold certain intellectual property rights and know-how contributed by Blue Power and FerroAtlántica, which will license such intellectual property rights and know-how to the aforementioned operating companies. Pursuant to the Solar JV Agreement, FerroAtlántica will incur capital expenditures, subject to the approval of the joint venture board, in connection with the joint venture of a maximum of €118 million over an initial phase estimated for up to two years. Further investment in the joint venture will be determined as the joint venture progresses. In connection with the Solar JV Agreement, FerroAtlántica has obtained two loans, the principal amounts of which are approximately €45 million and approximately €27 million, respectively, from the Spanish Ministry of Industry and Energy for the purpose of building and operating the UMG solar silicon plant.

On June 13, 2016 Silicio FerroSolar, S.L.U. granted a loan to Blue Power Corporation, S.L. in the amount of $8,360,000, related to the financing of the new Spanish solar project. This loan was amended on September 13, 2016 to increase the principal amount by $500,000. The outstanding debt (amortized cost) as of December 31, 2016 of this loan amounting $9,845,000 and bearing an interest rate of 10% and will be repaid on long-term basis.

C.            Interests of Experts and Counsel

Not applicable.

ITEM 8.                          FINANCIAL INFORMATION

A.            Consolidated Statements and Other Financial Information

We have included the Consolidated Financial Statements as part of this annual report.  See “Item 18.—Financial Statements.”

Legal proceedings

In the ordinary course of its business, Ferroglobe is subject to periodic lawsuits, investigations, claims and proceedings, including, but not limited to, contractual disputes and employment, environmental, health and safety matters. Although Ferroglobe cannot predict with certainty the ultimate resolution of lawsuits, investigations, claims and proceedings asserted against it, Ferroglobe does not believe any currently pending legal proceeding to which it is a party will have a material adverse effect on its business, prospects, financial condition, cash flows, results of operations or liquidity.

Matters pertaining to Joint Ventures

In 2015, FerroAtlántica Group filed a claim to recover the initial joint venture contribution of approximately $17 million from its counterparty in relation to the Joint Venture Agreement between FerroAtlántica Group and Zeus Mineraçao Ltda., José Rubens Moretti Junior and Guilherme Moretti. There was an arbitration hearing in April 2015 and, on June 10, 2016, an award of $17 million, plus costs, was confirmed in favor of FerroAtlántica. This award is binding and FerroAtlántica is now seeking to enforce the award. While the Company continues to pursue recovery, the Company considers recovery against the claim unlikely due to the apparent financial condition of the respondents and has written off the full amount of the claim as of December 31, 2016.
In March 2017, we received a demand for mediation from our North American joint venture partner regarding a dispute in relation to the price of coal charged by our subsidiary, Alden, to our North American joint ventures. The non-binding mediation is scheduled for June 2017. Although our investigation of this matter is underway, the period that is reasonably in dispute, the amount in dispute, including the materiality of such amount, and the expected outcome of the mediation process are uncertain at this stage.
Asbestos claims

Certain maintenance employees of FerroPem, S.A.S. entities in France may have been exposed prior to the early 1990s to asbestos in furnaces located at FerroPem, S.A.S. plants before those plants were purchased by the FerroAtlántica Group. During the period in question, FerroPem, S.A.S. was wholly-owned by Pechiney Bâtiments, which has indemnification obligations to our FerroAtlántica Group division pursuant to the sale and purchase agreement under which ownership of FerroPem, S.A.S. was transferred to our FerroAtlántica Group division in 2005 by Río Tinto France. As of the date of this annual report, at least 35 claims for inexcusable negligence (“faute inexcusable”) are pending against FerroPem, S.A.S. for reasons of alleged injuries resulting from alleged asbestos exposure. The claims for inexcusable negligence are based either on the occurrence of work accidents (“accident du travail”) or on the recognition of an occupational disease (“maladie professionelle”). Additional cases claiming damages for injuries related to asbestos exposure may be filed in the future. FerroPem, S.A.S. has initiated an arbitration process according to the terms contained in the sale and purchase agreement to enforce its indemnification rights against Río Tinto France with respect to the asbestos claims. The arbitration hearing is currently being planned.

Environmental matters

On April 10, 2015, the Magistrate Court Number 2 of Santiago de Compostela notified our FerroAtlántica division of the opening of proceedings against the former Quality Control and Environmental Evaluation General Director for Galicia for an alleged criminal offense against the environment. Our FerroAtlántica division was alleged to have profited from the alleged offense, which involved a determination regarding the flow of a river on which certain of its hydroelectric facilities are located. In addition, our FerroAtlántica division was required to post a bond in the amount of €8.5 million to guarantee any civil financial responsibility that may be imposed on it as a result of the proceedings, which seek disgorgement of profits in the amount of approximately €6.4 million. The civil complaint against our FerroAtlántica division was dependent on the criminal proceeding against the public official. On February 2, 2017, the Magistrate Court Number 2 of Santiago de Compostela dismissed the case against our FerroAtlántica division as well as against the General Director because the statute of limitations for the alleged criminal offense had expired.

On August 31, 2016, the U.S. Department of Justice (the “DOJ”) requested a meeting with GMI to discuss potential resolution of a July 1, 2015 NOV/FOV that GMI received from the U.S. Environmental Protection Agency (the “EPA”) alleging certain violations of the Prevention of Significant Deterioration (“PSD”) and New Source Performance Standards provisions of the Clean Air Act associated with a 2013 project performed at GMI’s Beverly facility. Specifically, the July 2015 NOV/FOV alleges violations of the facility’s existing operating and construction permits, including allegations related to opacity emissions, sulfur dioxide and particulate matter emissions, and failure to keep necessary records and properly monitor certain equipment. On October 27, 2016, GMI met with the DOJ and the EPA to discuss the alleged violations, GMI’s preliminary assessment of those alleged violations, and its possible defenses to the NOV/FOV. As a result of that meeting, GMI has agreed to the government’s request that GMI prepare an assessment of Best Available Control Technologies (“BACT”) that could be applicable to the facility under the federal PSD program, to conduct a ventilation study to assess emissions at the facility, and to continue discussions with the government regarding an appropriate resolution of the NOV/FOV by consent. In February 2017, the EPA formally issued a request under Section 114 of the Clean Air Act, requiring GMI to conduct the ventilation study that GMI had previously agreed to conduct. On January 4, 2017, GMI received a second NOV/FOV dated December 6, 2016, arising from the same facts as the July 2015 NOV/FOV and subsequent EPA inspections. The second NOV/FOV alleges opacity exceedances at certain units, failure to prevent the release of particulate emissions through the use of furnace hoods at a certain unit, and the failure to install Reasonably Available Control Measures at certain emission units at the Beverly facility. As part of the on‑going consent process to resolve the NOVs/FOVs, the government could demand that GMI install additional pollution control equipment and/or implement other measures to reduce emissions from the facility, as well as pay a civil penalty. At this time, however, GMI does not know the extent of potential injunctive relief or the amount of a civil penalty that could result from a negotiated resolution of this matter. Should the DOJ and GMI be unable to reach a negotiated resolution of the NOVs/FOVs, the government could institute formal legal proceedings for injunctive relief and civil penalties. The statutory maximum penalty is $93,750 per day per violation, from April 2013 to the present.

Matters pertaining to Mr. López Madrid

The legal proceedings described below are pending in Spain in which Mr. López Madrid has been called as “imputado” or “investigado”5 by a Spanish criminal investigative court. At the conclusion of these criminal investigatory proceedings, the Spanish court in each proceeding may determine to withdraw the investigation without issuing formal charges, excuse certain parties previously called “imputado” or “investigado” on the basis that there is insufficient evidence to issue formal charges, or issue formal charges or indictments against specific named parties.

On October 25, 2012, Mr. López Madrid was called as “imputado” along with several other directors of Bankia, S.A. and Banco Financiero y de Ahorros, S.A., by a Spanish court investigating whether Mr. López Madrid and the other persons called as “imputado” in the investigation were involved in the misrepresentation of the financial condition of Bankia, S.A. in connection with its initial public offering. Mr. López Madrid advised us that he vehemently denies any allegations against him in connection with this matter and intends to defend himself vigorously.

As part of the same proceeding, Mr. López Madrid was called again on January 28, 2015, along with several other directors of Bankia, S.A. and several former directors and senior executives of Caja Madrid, by the Spanish court in connection with its investigation into whether Mr. López Madrid and the other persons called as “imputado” in the investigation improperly used credit cards for personal expenditures paid by Bankia, S.A. and/or Caja Madrid. Mr. López Madrid advised Globe and FerroAtlántica that, upon learning that questions had been raised about his credit card charges in an internal audit, he had promptly reimbursed Bankia, S.A. €32,000 for the credit card charges paid by Bankia, S.A. and paid all taxes otherwise due and payable on account of such amounts. A ruling was issued by the Spanish High Court (Audiencia Nacional) on February 23, 2017, pursuant to which Mr. López Madrid was convicted, together with 64 other former directors or executives of Bankia, S.A. and Caja Madrid, of certain charges as an accessory (not as an author) in connection with these proceedings. Mr. López Madrid has advised the Company that he has filed an appeal with the Spanish Supreme Court (Tribunal Supremo) in response to the ruling and will continue to defend himself vigorously in this matter.

On April 20 and 21, 2017, Mr. López Madrid was questioned by an investigating court (“Audiencia Nacional”)6 in Madrid in relation to an alleged payment in 2007 of €1.4 million by Obrascón Huarte Lain, S.A. (“OHL”), a listed company partially owned by Grupo Villar Mir, in favor of public officials in the context of the award of a public civil work in the Madrid region. Mr. López Madrid was a non-executive director of OHL at the time of the alleged payment and remains a non-executive director of OHL, and has never held any executive responsibility in OHL.  After making the declaration, Mr. López Madrid was released, on the condition that he provided a €100,000 security bond with the court within seven days. He remains as “investigado” and the court will now continue its investigation and decide whether to bring any charges against Mr. López Madrid or the

5 Pursuant to a reform to Spanish law in October 2015, the term “imputado” (imputed) has since been replaced with the term “investigado” (under investigation). In this annual report, Ferroglobe uses the term that was in use at the time of the matter to which Ferroglobe is referring herein.
6 Under Spanish law, investigations of criminal offences are carried out by courts (rather than prosecutors or other government bodies). For alleged corruption crimes such as those in this investigation, Audiencia Nacional is the applicable court for investigation. So “investigado” refers to a person that is under investigation by a court that acts as a prosecutor in the case, but no charges have been brought against the person.

other “investigados.” The allegations do not involve Ferroglobe or Mr. López Madrid’s actions on behalf of Ferroglobe (or its predecessor Grupo FerroAtlántica). Mr. López Madrid vehemently denies the allegations against him and intends to defend himself vigorously in the matter. The Board of Directors of Ferroglobe has reviewed the developments and all the available information in this legal proceeding, and will monitor any further developments.

On February 11, 2016, Mr. López Madrid was called as “investigado” by a Spanish investigative court in connection with the “Púnica” investigation into possible bribery relating to awards of public contracts. This investigation, in which numerous individuals have been called as “imputado” or “investigado” thus far, has been underway since October 2014. Mr. López Madrid advised us that he vehemently denies the allegations against him and intends to defend himself vigorously in this matter.

On June 10, 2014, a physician (the “Physician”), who had previously treated Mr. López Madrid’s family, was called as “imputado” by a Spanish investigative court in connection with criminal allegations that the Physician had harassed Mr. López Madrid, his family and his associates through anonymous phone calls and messages making false accusations and serious threats, which were received daily over a period of several months. On September 24, 2014, Mr. López Madrid was called as “imputado” by a Spanish investigative court in connection with criminal allegations that he had sexually harassed the Physician and was involved in a campaign of threats and physical violence against the Physician, her family and her associates. On November 12, 2014, the Spanish court entered a restraining order against Mr. López Madrid in the matter. On February 26, 2016, the Spanish court resolved to dismiss the proceeding involving allegations against Mr. López Madrid and to render a restraining order ineffective. The Physician filed an appeal against this court resolution on March 17, 2016 and was rejected. The Physician filed a second appeal on February 6, 2017 before the Madrid High Court (Audiencia Provincial de Madrid), which, as of April 26, 2017, has not yet been heard.

On October 21, 2014, Mr. López Madrid was called as “imputado” by a Spanish court investigating the sale of shares of Infoglobal by Grupo Urbina to three private individuals, in connection with allegations that Grupo Urbina failed to disclose negative material information regarding Infoglobal prior to the sale. Mr. López Madrid has advised Globe and FerroAtlántica that he was a passive investor in Grupo Urbina. Mr. López Madrid further advised Globe and FerroAtlántica that he did not have any managerial position or participation in management bodies at either Grupo Urbina or Infoglobal. On December 22, 2014, the investigating court dismissed the case. On February 23, 2015, an appellate court ordered the investigation reopened and, following the new investigation, the investigating court dismissed the case again on December 1, 2016. A further appeal was filed on December 15, 2016. The appeal against the decision to dismiss the case is yet to be heard by the appellate court. Mr. López Madrid advised us that he vehemently denies any allegations against him in connection with this matter and intends to defend himself vigorously

Dividend policy

Our Board intends to declare annual (or final) dividends and interim dividends, payable quarterly, to be reviewed each year, but it will depend upon many factors, including the amount of our distributable profits as noted below. Pursuant to the Articles, and subject to applicable law, the Company may by ordinary resolution declare dividends (which shall not exceed the amounts recommended by the directors), and the directors may decide to pay interim dividends. The Articles provide that the directors may pay any dividend if it appears to them that the profits available for distribution justify the payment. Under English law, dividends may only be paid out of distributable reserves of the Company or distributable profits, defined as accumulated realized profits not previously utilized by distribution or capitalization less accumulated realized losses to the extent not previously written off in a reduction or reorganization of capital duly made, as reported to the Companies House, and not out of share capital, which includes the share premium account. Further, a U.K. public company may only make a distribution if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves, and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate. Distributable profits are determined in accordance with generally accepted accounting principles at the time the relevant accounts are prepared. The amount of Ferroglobe’s distributable profits is a cumulative calculation. Ferroglobe may be profitable in a single year but unable to pay a dividend if the profits of that year do not offset all the previous year’s accumulated losses. The shareholders of Ferroglobe may by ordinary resolution on the recommendation of the directors decide that the payment of all or any part of a dividend be satisfied by transferring non‑cash assets of equivalent value, including shares or securities in any corporation.

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

B.            Significant Changes

On February 15, 2017, we completed the Refinancing, as a result of which Ferroglobe and Globe issued $350,000,000 aggregate principal amount of 9.375% Senior Notes due 2022, the proceeds of which were used to repay certain existing indebtedness and compensation expenses, and entered into the Amended Revolving Credit Facility Agreement to amend the Existing Revolving Credit Facility Agreement. For further details regarding the Notes and the Amended Revolving Credit Facility Agreement, see "Item 10.C.–Additional Information–Material Contracts.

ITEM 9.                          THE OFFER AND LISTING

A.            Offer and Listing Details

On December 24, 2015, our ordinary shares were listed for trading on the NASDAQ in U.S. Dollars under the symbol “GSM.” Prior to completion of the Business Combination, which occurred on December 23, 2015, shares of Globe’s common stock were registered pursuant to Section 12(b) of the U.S. Exchange Act and listed on NASDAQ under the ticker symbol “GSM.” Globe’s common stock was suspended from trading on the NASDAQ prior to the open of trading on December 24, 2015. The following table sets forth the high and low reported sale prices of our Ordinary Shares beginning as of December 24, 2015, as reported on the NASDAQ for the periods indicated:

	NASDAQ Trading
Annual	High	Low
2016	$11.84	$7.11

Quarterly	High	Low
January 1, 2017 through March 31, 2017	$12.32	$9.25
October 1, 2016 through December 31, 2016	$11.84	$8.68
July 1, 2016 through September 30, 2016	$10.07	$7.73
April 1, 2016 through June 30, 2016	$10.45	$7.95
January 1, 2016 through March 31, 2016	$11.41	$7.11

Monthly	High	Low
April 2017	$10.55	$9.08
March 2017	$11.28	$9.73
February 2017	$12.32	$10.79
January 2017	$10.74	$9.25
December 2016	$11.84	$10.83
November 2016	$11.82	$8.84

B.            Plan of Distribution

Not applicable.

C.            Markets

Our ordinary shares are traded on the NASDAQ Global Select Market under the symbol “GSM.”

D.            Selling Shareholders

Not applicable.

E.            Dilution.

Not applicable.

F.            Expenses of the Issue.

Not applicable.

ITEM 10.                          ADDITIONAL INFORMATION

A.            Share Capital

Not applicable.

B.            Memorandum and Articles of Association

The information for this item has been previously filed as exhibit 3.1 to the Company’s registration statement on Form F-1 as filed on February 18, 2016.

C.            Material Contracts

Amended Revolving Credit Facility

On February 15, 2017, Ferroglobe and Globe (collectively, together with certain subsidiaries of Ferroglobe party thereto from time to time as co-borrowers, the “Borrowers”), certain subsidiaries of Ferroglobe party thereto as guarantors, the financial institutions party thereto as lenders (the “Lenders”) and Citizens Bank of Pennsylvania, as administrative agent for the Lenders (the “Administrative Agent”), entered into the Revolving Credit Facility Amendment to amend the Existing Revolving Credit Facility Agreement.

The Amended Revolving Credit Facility provides for borrowings up to an aggregate principal amount of $200 million to be made available to the Borrowers in U.S. Dollars. Multicurrency borrowings under the Amended Revolving Credit Facility will be available in Euros, Pound Sterling and such other mutually agreeable currencies to be determined in an aggregate amount not to exceed $100 million. The Amended Revolving Credit Facility contains a sublimit for the issuance of letters of credit in an amount of up to $25 million (up to $10 million of which may be used for letters of credit denominated in foreign currencies to be determined). The borrowings under the Amended Revolving Credit Facility will mature on August 20, 2018. Subject to certain exceptions, loans under the Amended Revolving Credit Facility may be borrowed, repaid and reborrowed at any time.

Interest rates

At Ferroglobe’s option, loans under the Amended Revolving Credit Facility will bear interest based on LIBOR (“LIBOR Rate Loans”) or the Administrative Agent’s base rate (“Base Rate Loans”) plus 4.00% (in the case of LIBOR Rate Loans) and 3.00% (in the case of Base Rate Loans). Interest on Base Rate Loans is payable quarterly in arrears. Interest on LIBOR Rate Loans is payable at the end of each applicable interest period (one, two, three or six month periods) (or at three month intervals if earlier).

Guarantees and security

The obligations of the Borrowers are guaranteed by certain subsidiaries of Ferroglobe. The obligations of the Loan Parties (as defined in the Amended Revolving Credit Facility), together with each secured bank product accepted or executed by a Loan Party, are or will be secured by security interests in certain equity interests of subsidiaries of the Loan Parties and certain assets of the Loan Parties.

Covenants

The Amended Revolving Credit Facility contains certain affirmative covenants relating to, among other things: (i) financial and collateral reporting; (ii) payment of taxes; (iii) continuation of business; (iv) notices of defaults, litigation and other material events and (v) additional guarantors and collateral. The Amended Revolving Credit Facility also contains certain negative covenants, relating to, among other things: (i) debt; (ii) liens; (iii) consolidation, merger or sales of assets; (iv) amendment of organizational documents; (v) restricted payments (including dividends, distributions, issuances of equity interests, redemptions and repurchases of equity interests); (vi) sale-leaseback transactions and (vii) further negative pledges. In addition, the Amended Revolving Credit Facility contains certain maintenance financial covenants, including: (i) maximum Consolidated Secured Net Leverage Ratio; (ii) maximum Consolidated Net Leverage Ratio and (iii) minimum Interest Coverage Ratio.

Senior Notes due 2022

On February 15, 2017, Ferroglobe and Globe (together, the “Issuers”) issued $350 million aggregate principal amount of 9.375% Senior Notes due 2022 (the “Notes”) pursuant to the Indenture. The interest on the Notes is payable semi-annually on March 1 and September 1 of each year, commencing on September 1, 2017. At any time prior to March 1, 2019, the Issuers may redeem all or a portion of the Notes at a redemption price based on a “make-whole” premium. At any time on or after March 1, 2019, the Issuers may redeem all or a portion of the Notes at redemption prices varying based on the period during which the redemption occurs. In addition, at any time prior to March 1, 2019, the Issuers may redeem up to 35% of the aggregate principal amount of the Notes with the net proceeds from certain equity offerings at a redemption price of 109.375% of the principal amount of the Notes, plus accrued and unpaid interest. The Issuers have agreed to pay certain additional amounts in respect of any withholdings or deductions for certain types of taxes in certain jurisdictions on payments to holders of the Notes. The Notes are senior unsecured obligations of the Issuers and are guaranteed on a senior basis by certain subsidiaries of Ferroglobe. The Notes are listed on the Irish Stock Exchange.

The Indenture contains certain negative covenants restricting, among other things, our ability to: (i) make certain advances, loans or investments; (ii) incur indebtedness or issue guarantees; (iii) create security; sell, lease, transfer or dispose of assets; (iv) merge or consolidate with other companies; (v) transfer all or substantially all of our assets; make a substantial change to the general nature of our business; (vi) pay dividends and make other restricted payments; (vii) create or incur liens; (viii) agree to limitations on the ability of our subsidiaries to pay dividends or make other distributions; (ix) engage in sales of assets and subsidiary stock; (x) enter into transactions with affiliates; (xi) amend organizational documents; (xii) enter into sale-leaseback transactions and (xiii) enter into agreements that contain a negative pledge.

REINDUS Loan

On September 8, 2016, FerroAtlántica, S.A., as borrower, and the Spanish Ministry of Industry, Tourism and Commerce (the “Ministry”), as lender, entered into two loan agreements under which the Ministry made available to the borrower loans in aggregate principal amount of € 44.9 million and €26.9 million, respectively, in connection with industrial development projects relating to our solar grade silicon project. See “Item 4.B.—Information on the Company—Business Overview—Research and Development (R&D)—Solar grade silicon.” Each loan is to be repaid in seven installments over a 10-year period with the first three years as a grace period. Interest on outstanding amounts under each loan accrues at an annual rate of 2.29%. Both loans remain outstanding following the Refinancing.

The agreements governing the loans contain the following limitations on the use of the proceeds of the loans: (1) the investment of the proceeds must occur between January 1, 2016 and June 23, 2018; (2) the allocation of the proceeds must adhere to certain approved budget categories; (3) if the final investment cost is lower than the budgeted amount, the borrower must reimburse the Ministry proportionally; and (4) the borrower must comply with certain statutory restrictions regarding related party transactions and the procurement of goods and services.

Other material contracts

See also “Item 7.B.—Major Shareholders and Related Party Transactions—Related Party Transactions.”

D.            Exchange Controls

See “Item 3.D.—Key Information—Risk Factors—Risks Related to Our Ordinary Shares.”

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

•	banks, thrifts, mutual funds, insurance companies, and other financial institutions,

•	real estate investment trusts and regulated investment companies,

•	traders in securities who elect to apply a mark-to-market method of accounting,

•	brokers or dealers in securities or foreign currency,

•	tax-exempt organizations or governmental organizations,

•	individual retirement and other deferred accounts,

•	U.S. holders whose functional currency is not the U.S. Dollar,

•	U.S. expatriates and former citizens or long-term residents of the United States,

•	“passive foreign investment companies,” “controlled foreign corporations,” and corporations that accumulate earnings to avoid U.S. federal income tax,

•	persons subject to the alternative minimum tax,

•	shareholders who hold ordinary shares as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction,

•	“S corporations,” partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein),

•	persons that actually or constructively own 10% or more of our voting stock, and

•	shareholders who received their ordinary shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

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

Individuals that own “specified foreign financial assets” with an aggregate value of more than $50,000 (or higher threshold for some married individuals and individuals living abroad) may be required to file an information report (IRS Form 8938) with respect to such assets with their tax returns.  Ordinary shares generally will constitute specified foreign financial assets subject to these reporting requirements, unless the ordinary shares are held in an account at a financial institution (which, in the case of a foreign financial account, may also be subject to reporting). Additionally, under recently finalized regulations, a domestic corporation, domestic partnership, or trust (as described in Section 7701(a)(30)(E) of the Code) which is formed or availed of for purposes of holding, directly or indirectly, specified foreign financial assets may be treated as an individual for purposes of these rules.  U.S. holders should consult their own tax advisors regarding information reporting requirements relating to their ownership of ordinary shares, and the significant penalties to which they may be subject for failure to comply.

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

These paragraphs may not relate to certain classes of holders of ordinary shares, such as (but not limited to):

•	persons who are connected with the Company;

•	insurance companies;

•	charities;

•	collective investment schemes;

•	pension schemes;

•	brokers or dealers in securities or persons who hold ordinary shares otherwise than as an investment;

•	persons who have (or are deemed to have) acquired their ordinary shares by virtue of an office or employment or who are or have been officers or employees of the Company or any of its affiliates; and

•	individuals who are subject to U.K. taxation on a remittance basis.

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
A nil rate of income tax will currently apply to the first £5,000 of dividend income received by an individual shareholder in a tax year (the “Nil Rate Amount”), regardless of what tax rate would otherwise apply to that dividend income. Any dividend income received by an individual shareholder in a tax year in excess of the Nil Rate Amount will be subject to income tax at dividend rates determined by thresholds of income, as follows:

•	at the rate of 7.5%, to the extent that the relevant dividend income falls below the threshold for the higher rate of income tax;

•	at the rate of 32.5%, to the extent that the relevant dividend income falls above the threshold for the higher rate of income tax but below the threshold for the additional rate of income tax; and

•	at the rate of 38.1%, to the extent that the relevant dividend income falls above the threshold for the additional rate of income tax.

Dividend income that is within the dividend Nil Rate Amount counts towards an individual’s basic or higher rate limits, and will therefore potentially affect the level of savings allowance to which an individual is entitled, and the rate of tax that is due on any dividend income in excess of the Nil Rate Amount. In calculating into which tax band any dividend income over the nil rate falls, savings and dividend income are treated as the highest part of an individual’s income. Where an individual has both savings and dividend income, the dividend income is treated as the top slice.

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

If an individual holder of ordinary shares who is subject to U.K. income tax at either the higher or the additional rate becomes liable to U.K. capital gains tax on the disposal of ordinary shares, the applicable rate will be 20% (2017/18).  For an individual holder of ordinary shares who is subject to U.K. income tax at the basic rate and liable to U.K. capital gains tax on such disposal, the applicable rate would be 10% (2017/18), save to the extent that any capital gains exceed the unused basic rate tax band.  In that case, the rate applicable to the excess would be 20% (2017/18). No indexation allowance will be available to an individual holder of ordinary shares in respect of any disposal of such shares. However, the capital gains tax annual exempt amount (which is £11,300 for individuals (2017/18)) may be available to exempt any chargeable gain, to the extent that the exemption has not already been utilized.

If a corporate holder of ordinary shares becomes liable to U.K. corporation tax on the disposal of ordinary shares, the main rate of U.K. corporation tax (currently 19%) would apply.  An indexation allowance may be available to such a holder to give an additional deduction based on the indexation of its base cost in the shares by reference to U.K. retail price inflation over its holding period.  An indexation allowance can only reduce a gain on a future disposal, and cannot create a loss.

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

F.            Dividends and Paying Agents.

Not applicable.

G.            Statements by Experts.

Not applicable.

H.            Documents on Display.

We previously filed with the SEC our registration statement on Form F-1 on March 15, 2016 with file number 333-209595.

We have filed this annual report on Form 20-F with the SEC under the U.S. Exchange Act.  Statements made in this annual report as to the contents of any document referred to are not necessarily complete.  With respect to each such document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the U.S. Exchange Act and file reports and other information with the SEC.  Reports and other information which we filed with the SEC, including this annual report on Form 20-F, may be inspected and copied at the public reference room of the SEC at 450 Fifth Street N.W., Washington D.C. 20549.
You can also obtain copies of this annual report on Form 20-F by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates.  Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov.  The Commission’s telephone number is 1-800-SEC-0330.

As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements and will not be required to file proxy statements with the SEC, and its officers, directors and principal shareholders will be exempt from the reporting and “short swing” profit recovery provisions contained in Section 16 of the U.S. Exchange Act.

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

Market risk

We are exposed to market risk, such as movement in foreign exchange rates, interest rates, changes in the prices of assets and raw material purchased (principally coal and manganese). All of these market risks arise in the normal course of business and we do not carry out speculative operations.

Foreign exchange rate risk

Foreign exchange risks arise (i) from commercial transactions to be settled in the future, for which assets and liabilities are not denominated in the functional currency of the entity and (ii) from financial liabilities denominated in a different currency from the functional currency of the subsidiary.

Risks from commercial transactions

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

During the year ended December 31, 2016, the Company arranged forward foreign currency purchase and sale transactions with various banks amounting $4,018,000 and $29,836,000 respectively ($18,535,000, $28,679,000 and ZAR 371,973,000 in 2015).

The changes in the market value of the foreign currency derivatives arranged by the Company depend mainly on the changes in the U.S. Dollar/Euro spot rate and on the evolution of forward points curve. The fair market value of these derivatives was not significant at December 31, 2016 and 2015.

The details of the sensitivity analysis (changes in the market value at December 31, 2016) of the foreign currency derivatives is as follows:

	Millions of U.S. Dollars
Sensitivity to the EUR/USD Exchange Rate	2016	2015
+10% (appreciation of the Euro)	2.5	1.1
−10% (depreciation of the Euro)	(2.5)	(0.4)

Foreign currency derivatives mainly cover monetary items in the statement of financial position and, therefore, the exchange differences are offset by the differences in value of the derivatives in profit or loss for the year.

Venezuela

In recent years, there have been various developments in the Venezuelan economy that have affected our FerroAtlántica division’s financial results, including annual and cumulative inflation over the last three years, restrictions in the official foreign exchange markets and, lastly, the devaluations of the Venezuelan currency over the last three years.

Most of FerroVen, S.A.’s procurement and sale transactions are denominated in U.S. Dollars, which is FerroVen, S.A.’s functional currency. In effect, FerroVen, S.A.’s parent, FerroAtlántica, procures and imports into Venezuela most of FerroVen, S.A.’s key raw materials and equipment, which FerroVen, S.A. pays for in kind with its finished goods. FerroVen, S.A. exports finished products to other foreign clients as well, including other subsidiaries of our FerroAtlántica division, at prices denominated in U.S. Dollars. FerroVen, S.A. also makes sales to domestic clients in Venezuelan Bolívares, though at prices that are partly indexed to the U.S. Dollar. Further, though several of FerroVen, S.A.’s domestic expenses are in Venezuelan Bolívares, the price of the most important input, energy, is indexed to the U.S. Dollar.

As a result of the above, FerroVen, S.A. has a net short position with respect to Venezuelan Bolívares. The cash inflow of U.S. Dollars FerroVen, S.A. receives from exports is exchanged into Venezuelan Bolívares using the advantageous exchange rates available to exporting companies in Venezuela under the Complementary System for Administration of Foreign Currencies (“SICAD”), as well as the Marginal Currency System (“SIMADI”). Thus, the sharp decline in value of the Venezuelan Bolívar over the last three years has not had a direct negative impact on FerroVen, S.A.’s expenses and income. Rather, it has decreased FerroVen, S.A.’s expenses over this period.

On February 8, 2013, the Venezuelan Government announced the devaluation of the official Venezuelan Bolívar/U.S. Dollar exchange rate. The official exchange rate of VEF 4.30 to one U.S. Dollar was changed to VEF 6.30 to one U.S. Dollar, giving rise to an exchange loss in the consolidated income statement of approximately $4.7 million, as current assets valued in Bolívares were higher than current liabilities valued in Bolívares at the time of the devaluation. This 46% devaluation was insufficient to offset the impact of local inflation of 58.2% on domestic prices.

During 2014, SICAD II, a new exchange regime with a more widespread application, was put into place by the Venezuelan Government. The exchange rate at December 31, 2014 pursuant to SICAD II was 49.988 VEF per U.S. Dollar, giving rise to an exchange gain in our FerroAtlántica division’s consolidated income statement of approximately $7.5 million, as current assets valued in Bolívares were lower than current liabilities valued in Bolívares at the time of the devaluation. The devaluation of 694% represented by the SICAD II exchange rate more than offset the impact of local inflation on domestic prices of 68.5%, resulting in positive impacts on staff costs and other operating expense, which, in turn, had a positive impact on cash flows, and a negative impact on tax expense, which had no impact on cash flows.

Our Venezuelan operations had assets of $18,861,000 and $96,337,000 in 2016 and 2015, respectively, which represented 0.9% and 4.0%, respectively, of our total assets. Our Venezuelan operations had sales of $30,430,000 in 2016, of which $5,993,000 were domestic sales and $24,437,000 were exports and $69,956,000 in 2015, of which $24,111,000 were domestic sales and $42,560,000 were.

In January 2014, Venezuela enacted the Organic Law on Fair Prices, which limits profit margins on the sale of goods and services to a maximum of 30% of operating costs for all persons engaging in economic activity in Venezuela. Since FerroVen, S.A. sells most of its finished goods for export, the Organic Law on Fair Prices has not had a material impact on our results.

In 2016, the Venezuelan government announced a new exchange rate for export companies of 199 VEF to one U.S. Dollar (“SIMADI”). For additional information, see “Item 5.B.—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Interest rate risk

Interest rate risks arise mainly from our financial liabilities at floating interest rates. Ferroglobe actively manages its risks exposure to interest rate risk, to mitigate its exposure to changes in interest rates arising from the borrowings arranged with floating interest rates. In corporate financing arrangements, hedges are generally arranged for the total amount and term of the respective financing, through option contracts and/or swaps. In this regard, the main exposure for Ferroglobe to interest rate risk is that relating to the floating interest rate tied to EURIBOR. To mitigate interest rate risk, the Ferroglobe primarily uses swaps, which, in exchange for a fee, offer protection against an increase in interest rates.

In relation to our interest rate swaps positions, an increase in EURIBOR above the contracted fixed interest rate would create an increase in our financial expense, which would be positively mitigated by our hedges, reducing our financial expenses to our contracted fixed interest rate. However, an increase in EURIBOR that does not exceed the contracted fixed interest rate would not be offset by our derivative position and would result in a net financial loss recognized in our consolidated net income statement. Conversely, a decrease in EURIBOR below the contracted fixed interest rate would result in lower interest expense on our variable rate debt, which would be offset by a negative impact from the mark‑to‑market of our hedges, increasing our financial expenses up to our contracted fixed interest rate, thus resulting in a likely neutral effect.

In addition to the above, our results of operations can be affected by changes in interest rates with respect to the unhedged portion of our indebtedness that bears interest at floating rates. Changes in the market value of the interest rate derivatives arranged by the Company depend on the changes in the EURIBOR yield curve and long-term swaps. The market value of these derivatives at December 31, 2016 was $699,000 ($7,549,000 in 2015).

The percentage of bank borrowings tied to fixed rates and percentage of bank borrowings secured with hedge is as follows:

	2016	2015
Percentage of bank borrowings tied to fixed rates	15%	1%
Percentage of bank borrowings secured with hedge	3%	32%

Since June 30, 2015, hedges became ineffective under hedge accounting and, as a result, the changes in market value of these derivatives are recognized in full in the consolidated income statement.

The Company performed a sensitivity analysis of the amounts of the floating rate borrowings as of March 31, 2017, as most of the gross debt as of December 31, 2016 were repaid in February, which indicated that an increase of 1% in interest rates would give rise to additional borrowing costs of $1,800,000 in 2017.

Credit risk

Trade and other receivables, current financial investments and cash are the main financial assets of the Company and present the greatest exposure to credit risk in the event that a third party does not comply with its obligations.

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

The following table shows the percentage of accounts receivable secured through credit insurance for the years ended December 31, 2016 and 2015:

	2016	2015
Percentage of accounts receivable secured through credit insurance	74%	58%

Liquidity risk

The objective of our financing and liquidity policy is to ensure that we maintain sufficient funds to meet our financial obligations as they fall due.

To ensure there are sufficient funds available to repay its debt in relation to its cash-generating capacity, each year the Corporate Financial Department prepares and the Board of Directors reviews the financial budget that details all financing needs and how such financing will be provided. The budget projects the funds necessary for the most significant cash requirements, such as prepayments for capital expenditures, debt repayments and, where applicable, working capital requirements. Ferroglobe generally does not allocate its own equity in projects until the associated long-term financing is obtained.

Ferroglobe uses three main sources of financing:

●
Long-term financing arrangements, which are generally used to finance the operations of any significant subsidiary. The debt repayment profiles are established based on the capacity of each business to generate funds, allowing for variability depending on the expected cash flows for each business. Each long-term contract usually provides for lines to finance working capital requirements at the operating subsidiary level. This ensures that sufficient financing is available to meet deadlines and maturities, which significantly mitigates liquidity risk.

●	Corporate financing, which is mainly used to provide liquidity for the operations of the Company as a whole, and to finance start-up projects that require the initial support of the Parent Company.

●
The Company arranges firm commitments from leading financial institutions to purchase the receivables through non‑recourse factoring arrangements. Under these agreements, Ferroglobe’s companies pay a fee to the bank for assuming its credit risk, plus interest on the financing received. In all cases, the company assumes liability for the validity of the receivables.

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

None of these events occurred in any of the years ended December 31, 2016, 2015 and 2014.

ITEM 14.                          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15.                          CONTROLS AND PROCEDURES.

A.            Evaluation of disclosure controls and procedures

We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Exchange Act, that are designed to ensure that information required to be disclosed by the Company in reports that we file or submit under the U.S. Exchange Act is (i) recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), as appropriate, to allow timely decisions regarding required disclosure. Disclosure controls and procedures, no matter how well designed, can provide only reasonable assurance of achieving the desired control objectives.

Our principal executive officer and principal financial officer have conducted an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report.  Based on that evaluation, they have concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective due to the existence of material weaknesses, as described below under “–Management’s annual report on internal control over financial reporting.”

B.            Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the U.S. Exchange Act. Our internal control over financial reporting is designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our published consolidated financial statements.

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, management conducted an assessment of the effectiveness of our internal control over financial reporting as of the end of the period covered by this annual report based on criteria established in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on those criteria, management concluded that, as of the end of the period covered by this annual report, our internal control over financial reporting is not effective due to the existence of the material weaknesses described below.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material weaknesses in internal control over financial reporting

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the preparation of the consolidated financial statements as of and for the year ended December 31, 2016, management identified several material weaknesses in our internal control over financial reporting, which we are in the process of remediating, as described below.

Control environment, control activities and monitoring

We did not maintain effective internal controls over financial reporting related to the control environment, control activities, and monitoring, as follows:

●
Management did not effectively design and execute a strategy to ensure all employees responsible for our internal controls had an appropriate level of knowledge of and experience with those controls as well as the requirements of Section 404 of the Sarbanes-Oxley Act. As a result, the responsible employees were not sufficiently trained in internal control over financial reporting, which contributed to ineffective internal control activities at FerroAtlántica and its subsidiaries.

●
The tone at all levels of management over the organizational control climate was not sufficient to ensure there were adequate mechanisms and oversight to ensure accountability for the performance of internal control over financial reporting responsibilities, including proper execution of control activities to ensure compliance with the Company’s accounting policies and to ensure corrective actions were appropriately prioritized and implemented in a timely manner.

●
The internal audit function at FerroAtlántica did not have the appropriate leadership or staffing and was not properly trained, which resulted in inadequate mechanisms to monitor and evaluate the operating effectiveness of internal controls and execute proper corrective actions to address any identified control issues in a timely manner. In addition, as a result of the Business Combination, there was no Director of Internal Audit at Ferroglobe and, therefore, no formal supervision mechanism in place to monitor the internal audit function at FerroAtlántica.

The above deficiencies resulted in misstatements in property, plant and equipment, inventories, trade and other receivables, bank borrowings, trade and other payables, other current liabilities and taxes, which were corrected in the financial statements as of December 31, 2016.  While none of the misstatements were individually material, the aggregated impact of the deficiencies resulted in material weaknesses in the design and operating effectiveness of internal controls.

Revenue recognition related to cut-off

Management identified a material weakness regarding the operating effectiveness of internal controls over revenue recognition related to cut-off. Specifically, internal controls designed to ensure that sales are recorded in the appropriate period in accordance with contracted sales terms were not carried out effectively at two FerroAtlántica subsidiaries. As a result, revenue was incorrectly recognized in 2016 instead of 2017, resulting in a material misstatement which was corrected in the financial statements as of December 31, 2016.

While management corrected all misstatements identified in our consolidated financial statements for the year ended December 31, 2016, we concluded that these control deficiencies constitute material weaknesses and that our internal control over financial reporting was not effective as of December 31, 2016.  Notwithstanding the material weaknesses in our internal control over financial reporting described above, management has concluded that the consolidated financial statements included in this annual report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.

Our internal control over financial reporting as of December 31, 2016 has been audited by Deloitte S.L., an independent registered public accounting firm, as stated in their report which follows below.

Attestation report of the registered public accounting firm

The report of Deloitte, S.L., our Independent Registered Public Accounting Firm, on our internal control over financial reporting is included herein.

Remediation of material weaknesses in internal control over financial reporting

Management is actively engaged in the planning for, and implementation of, remediation efforts to address the material weaknesses identified above. Management has or intends to take the following actions to address the material weaknesses:

●
Management is conducting a formal training program at each of our subsidiaries with all employees responsible for our internal controls to ensure they have an appropriate level of knowledge of and experience with those controls, specifically, those relating to monitoring, evaluation and accountability, to execute their control responsibilities.

●
Management has communicated to all employees the need for effective internal control over financial reporting and has met in person with process owners to reinforce the purpose and importance of controls, review and analyze the identified deficiencies, and promote top-down ownership and accountability over the control environment.

●	Management has engaged external consultants to review and update our internal control processes to ensure that we have the appropriate internal controls in place going forward.

●
Management is in the process of recruiting a Director of Internal Audit. Management has identified several suitable candidates for this position and plans to fill the role and expand the internal audit department with sufficient time to plan and execute the Internal Audit Program for 2017.

●
Management implemented new controls in the revenue process, including specific controls addressing revenue recognition related to cut-off.  Management assigned a new control owner to review quarter-end sales, verifying that revenue is recognized in the proper period in accordance with the contracted sales terms.  Management will monitor the design and operating effectiveness of the revenue controls throughout the year.

Management believes the measures described above, when fully implemented and operational, will remediate the material weaknesses identified in 2016 and strengthen our internal control over financial reporting going forward. As management continues to evaluate and work to improve our internal control over financial reporting, we may decide to take additional measures to address control deficiencies or determine to modify, or, in appropriate circumstances, not to complete, certain of the remediation measures described above.

Changes in internal control over financial reporting

Following completion of the Business Combination on December 23, 2015, the year ended December 31, 2016 was the first year in which Ferroglobe and its subsidiaries are subject to the requirements of Section 404 of the Sarbanes-Oxley Act.  As a result, management implemented numerous internal controls and processes during the year ended December 31, 2016 in order to bring the internal control over financial reporting of Ferroglobe, and its subsidiary, FerroAtlántica, in line with the standards required pursuant to the Sarbanes-Oxley Act.  In addition, during the year ended December 31, 2016, we adopted the Internal Control—Integrated Framework (2013) issued by COSO and made several changes to our internal controls that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

See “Item 6.C.—Directors, Senior Management and Employees—Board Practices—Committees of board of directors—Audit Committee.” Our Board of Directors has determined that Mr. Greger Hamilton qualifies as an “audit committee financial expert” under applicable SEC rules.

ITEM 16B.	CODE OF ETHICS.

Our Board of Directors has adopted a Code of Ethics for our employees, officers and directors to govern their relations with current and potential customers, fellow employees, competitors, government and regulatory agencies, the media, and anyone else with whom Ferroglobe PLC has contact.  Our Code of Ethics is publicly available on our website at www.ferroglobe.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table provides information on the aggregate fees billed by our principal accountant Deloitte and its worldwide affiliates or by other firms, (fees related to others than Deloitte amount to $225,000) to Ferroglobe PLC, classified by type of service rendered for the periods indicated, in thousands of U.S. Dollars:

	2016	2015
Audit Fees	4,805	3,457
Audit-Related Fees	164	27
Tax Fees	284	9
All Other Fees	17	81
Total	5,269	3,574

Audit Fees are the aggregate fees billed for professional services in connection with the audit of our consolidated annual financial statements and statutory audits of our subsidiaries’ financial statements under the rules in which our subsidiaries are organized.  Also included are quarterly limited reviews, audits of non-recurring transactions, consents and any audit services required for SEC or other regulatory filings.

Audit-Related Fees are fees charged for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, and are not restricted to those that can only be provided by the auditor signing the audit report.  This category comprises fees billed for comfort letters and agreed upon procedures for grants and other financial compliance.

Tax Fees are fees billed for tax compliance, tax review and tax advice on actual or contemplated transactions.

All Other Fees comprises fees billed in relation to financial advisory services and other services which cannot be comprised under other categories.

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

•	The Audit Committee approved all services provided by Deloitte subsequent to the Business Combination.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE.

As a “foreign private issuer,” as defined by the SEC, although we are permitted to follow certain corporate governance practices of England and Wales, instead of those otherwise required under the NASDAQ for domestic issuers, we intend to follow the NASDAQ corporate governance rules applicable to foreign private issuers.  While we voluntarily follow most NASDAQ corporate governance rules, we intend to take advantage of the following limited exemptions:

•	Exemption from filing quarterly reports on Form 10-Q or providing current reports on Form 8-K disclosing significant events within four days of their occurrence.

•
Exemption from Section 16 rules regarding sales of ordinary shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the U.S. Exchange Act.

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

•
Exemption from the requirement that our Board have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.  Currently, our Compensation Committee is comprised entirely of independent directors, but we are not certain at this time that we would not take advantage of this exception in the future;

•
Exemption from the requirements that director nominees are selected, or recommended for selection by our Board, either by (1) independent directors constituting a majority of our Board’s independent directors in a vote in which only independent directors participate, or (2) a nominations committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, NASDAQ Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on home country corporate governance practices in lieu of certain of the rules in the NASDAQ Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with NASDAQ’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii).  Although we are permitted to follow certain corporate governance rules that conform to England and Wales requirements in lieu of many of the NASDAQ corporate governance rules, we intend to comply with the NASDAQ corporate governance rules applicable to foreign private issuers.  Accordingly, our shareholders will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NASDAQ.  We may utilize these exemptions for as long as we continue to qualify as a “controlled company” and foreign private issuer.

For additional information see “Item 6.C.—Directors, Senior Management and Employees—Board Practices.”

ITEM 16H.	MINE SAFETY DISCLOSURE

The information concerning mine safety violations and other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 16.1 to this annual report.

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

Exhibit No.	Exhibit Description
4.6
Second Amendment to Credit Agreement and Limited Waiver Agreement, dated as of December 21, 2016, by and among Globe, certain subsidiaries of Globe party thereto, the various financial institutions from time to time party thereto and Citizens Bank of Pennsylvania, as Administrative Agent

4.7
Third Amendment to Credit Agreement, dated as of February 15, 2017, by and among Ferroglobe, Globe, certain subsidiaries of Ferroglobe party thereto, the subsidiary guarantors party thereto, the various financial institutions from time to time party thereto and Citizens Bank of Pennsylvania, as Administrative Agent

4.8†
Employment Agreement, dated January 27, 2011, between Globe and Alan Kestenbaum (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Globe with the SEC on May 12, 2011)

4.9†
Amendment, dated February 22, 2015, to the Employment Agreement, dated January 27, 2011, between Globe and Alan Kestenbaum (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Globe with the SEC on February 23, 2015)

4.10†	Service Agreement, dated June 21, 2016, between Ferroglobe and Javier López Madrid
4.11†	Amendment, dated February 7, 2017, to the Service Agreement, dated June 21, 2016, between Ferroglobe and Javier López Madrid
4.12†	2006 Employee, Director and Consultant Stock Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 filed by Globe with the SEC on July 25, 2008)
4.13†	Amendments to 2006 Employee, Director and Consultant Stock Plan (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by Globe with the SEC on February 11, 2011)
4.14†	2010 Annual Executive Bonus Plan (incorporated by reference to Exhibit 10.15 to the Annual Report on Form 10-K filed by Globe with the SEC on September 28, 2010)
4.15†	2011 Annual Executive Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by Globe with the SEC on May 12, 2011)
4.16†	2012 Long-Term Incentive Plan (incorporated by reference to Exhibit B to Globe’s Proxy Statement filed on October 28, 2011)
4.17†
Form Stock Option Agreement (incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Registration Statement on Form F-4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.18†
Form Stock Appreciation Right Agreement (incorporated by reference to Exhibit 10.14 to Amendment No. 1 to the Registration Statement on Form F-4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.19†
Form Restricted Stock Unit Grant Agreement (cash settled) (incorporated by reference to Exhibit 10.15 to Amendment No. 1 to the Registration Statement on Form F-4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.20†
Form Restricted Stock Unit Grant Agreement (stock settled) (incorporated by reference to Exhibit 10.16 to Amendment No. 1 to the Registration Statement on Form F-4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC

Exhibit No.	Exhibit Description
on June 24, 2015)
4.21
IT Services Agreement, dated as of January 1, 2004, between FerroAtlántica and Espacio Information Technology S.A. (incorporated by reference to Exhibit 10.17 to Amendment No. 1 to the Registration Statement on Form F-4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.22
IT Outsourcing Agreement, dated as of June 26, 2014, between FerroAtlántica de Mexico and Espacio Information Technology S.A. (incorporated by reference to Exhibit 10.18 to Amendment No. 1 to the Registration Statement on Form F-4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.23
IT Services Agreement, in force since January 1, 2006, between FerroPem S.A.S. and Espacio Information Technology S.A. (incorporated by reference to Exhibit 10.19 to Amendment No. 1 to the Registration Statement on Form F-4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.24
Outsourcing Agreement, in force since January 1, 2009, between Silicon Smelters (Pty.) Ltd. and Espacio Information Technology S.A. (incorporated by reference to Exhibit 10.20 to Amendment No. 1 to the Registration Statement on Form F-4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.25
Advisory Services Agreement, dated as of April 15, 2013, between FerroAtlántica S.A.U. and Villar Mir Energía S.L. (incorporated by reference to Exhibit 10.21 to Amendment No. 1 to the Registration Statement on Form F-4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.26
Advisory Services Agreement, dated as of April 15, 2013, between Hidro Nitro Española S.A. and Villar Mir Energía S.L. (incorporated by reference to Exhibit 10.22 to Amendment No. 1 to the Registration Statement on Form F-4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.27
Framework agreement for the supply of electricity to the Boo de Guarnizo facility (Cantabria) executed on June 22, 2010, between FerroAtlántica, S.A.U. and Villar Mir Energía S.L., as amended by the amendments provided to Globe (incorporated by reference to Exhibit 10.23 to Amendment No. 1 to the Registration Statement on Form F-4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.28
Framework Agreement, dated as of December 27, 2012, between Hidro Nitro Española S.A. and Villar Mir Energía S.L. (incorporated by reference to Exhibit 10.24 to Amendment No. 1 to the Registration Statement on Form F-4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.29
Framework Agreement, dated as of December 29, 2010, between FerroAtlántica S.A.U. and Villar Mir Energía S.L. (incorporated by reference to Exhibit 10.25 to Amendment No. 1 to the Registration Statement on Form F-4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.30
Lease Agreement, dated as of August 9, 2007, between Torre Espacio Castellana S.A and FerroAtlántica S.L.U. (incorporated by reference to Exhibit 10.26 to Amendment No. 1 to the Registration Statement on Form F-4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.31
Lease Agreement, dated as of April 2, 2012, between Torre Espacio Castellana S.A and FerroAtlántica S.L.U. (incorporated by reference to Exhibit 10.27 to Amendment No. 1 to the Registration Statement on Form F-4 filed by Ferroglobe (formerly known

Exhibit No.	Exhibit Description
as VeloNewco Limited) with the SEC on June 24, 2015)
4.32
Representation Contract, dated as of June 30, 2012, between Enérgya VM Generación S.L. and FerroAtlántica S.A.U. (incorporated by reference to Exhibit 10.28 to Amendment No. 1 to the Registration Statement on Form F-4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.33
Representation Contract, dated as of June 30, 2012, between Enérgya VM Generación S.L. and Hidro Nitro Española S.A. (incorporated by reference to Exhibit 10.29 to Amendment No. 1 to the Registration Statement on Form F-4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.34
Registration Rights Agreement, dated as of December 23, 2015, among Ferroglobe, Grupo VM and Alan Kestenbaum (incorporated by reference to Exhibit 10.27 to the registration statement on Form F-1 filed by the Company on February 18, 2016)

4.35
Indenture governing the $350,000,000 aggregate principal amount of 9.375% Senior Notes due 2022, dated as of February 15, 2017, among Ferroglobe and Globe, the Guarantors party thereto and Wilmington Trust, National Association

8.1	List of Significant Subsidiaries (incorporated by reference to Exhibit 21.1 to the registration statement on Form F-1 filed by the Company on February 18, 2016)
12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Principal Executive Officers and Principal Financial Officer Pursuant to 18 U.S.C. 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
16.1	Mine Safety and Health Administration Safety Data
23.1	Consent of Deloitte, S.L., Independent Registered Public Accounting Firm for Ferroglobe PLC
† Management contract or compensatory plan or arrangement

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 1, 2017

Ferroglobe PLC
(Registrant)

By:	/s/ Pedro Larrea Paguaga
Pedro Larrea Paguaga
Principal Executive Officer

By:	/s/ Joseph Ragan
Joseph Ragan
Principal Accounting Officer

FERROGLOBE PLC

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements as of December 31, 2016 and 2015 and for each of the years ended December 31, 2016, 2015 and 2014

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements as of December 31, 2016 and 2015 and for the three-years ended December 31, 2016	F-2
Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting as of December 31, 2016	F-3
Consolidated Statement of Financial Position as of December 31, 2016 and 2015	F-5
Consolidated Income Statement for the years ended December 31, 2016, 2015 and 2014	F-6
Consolidated Statement of Comprehensive (Loss) Income for the years ended December 31, 2016, 2015 and 2014	F-7
Consolidated Statement of Changes in Equity for the years ended December 31, 2016, 2015 and 2014	F-8
Consolidated Statement of Cash Flows for the years ended December 31, 2016, 2015 and 2014	F-9
Notes to the Consolidated Financial Statements	F-10
Appendices to the Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ferroglobe PLC

We have audited the accompanying consolidated statement of financial position of Ferroglobe PLC and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated income statement, consolidated statement of comprehensive (loss) income, consolidated statement of changes in equity, and consolidated statement of cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ferroglobe PLC and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 1, 2017 expressed an adverse opinion on the Company’s internal control over financial reporting because of material weaknesses.

/s/ Deloitte, S.L.
Madrid, Spain

May 1, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ferroglobe PLC

We have audited the internal control over financial reporting of Ferroglobe PLC and subsidiaries (the “Company”) as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment: an ineffective control environment, control activities and monitoring, and ineffective controls over recording revenue in the proper period. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2016, of the Company and this report does not affect our report on such consolidated financial statements.

In our opinion, because of the effect of the material weaknesses identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Company and our report dated May 1, 2017, expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte, S.L.

Madrid, Spain

May 1, 2017

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2016 AND 2015
Thousands of US dollars

	Notes	2016	2015 (*)
ASSETS
Non-current assets
Goodwill	Note 7	230,210	426,851
Other intangible assets	Note 8	62,839	71,619
Property, plant and equipment	Note 9	781,606	971,573
Non-current financial assets	Note 10	5,823	9,672
Non-current financial assets from related parties	Note 22	9,845	—
Deferred tax assets	Note 21	44,950	39,070
Non-current receivables from related parties	Note 22	2,108	—
Other non-current assets	Note 12	20,245	20,615
Total non-current assets		1,157,626	1,539,400
Current assets
Inventories	Note 11	316,702	425,372
Trade and other receivables	Note 10	209,406	275,254
Current receivables from related parties	Note 22	11,971	10,950
Current income tax assets		19,869	9,273
Current financial assets	Note 10	4,049	4,112
Other current assets	Note 12	9,810	10,134
Cash and cash equivalents		196,931	116,666
Assets and disposal groups classified as held for sale	Note 27	92,937	—
Total current assets		861,675	851,761
Total assets		2,019,301	2,391,161
EQUITY AND LIABILITIES
Equity
Share capital		1,795	1,288,787
Reserves		1,332,428	143,170
Translation differences		(217,423)	(217,104)
Valuation adjustments		(11,887)	(18,435)
Result attributable to the Parent		(338,427)	(43,268)
Non-controlling interests		125,556	141,823
Total equity	Note 13	892,042	1,294,973
Non-current liabilities
Deferred income		3,949	4,389
Provisions	Note 15	81,957	81,853
Bank borrowings	Note 16	179,473	223,676
Obligations under finance leases	Note 17	3,385	89,768
Other financial liabilities	Note 18	86,467	7,549
Other non-current liabilities	Note 20	5,737	4,517
Deferred tax liabilities	Note 21	139,535	191,748
Total non-current liabilities		500,503	603,500
Current liabilities
Provisions	Note 15	19,627	9,010
Bank borrowings	Note 16	241,818	182,554
Obligations under finance leases	Note 17	1,852	13,429
Other financial liabilities	Note 18	1,592	—
Payables to related parties	Note 22	30,738	7,827
Trade and other payables	Note 19	157,706	147,073
Current income tax liabilities		961	10,887
Other current liabilities	Note 20	64,780	121,908
Liabilities associated with assets classified as held for sale	Note 27	107,682	—
Total current liabilities		626,756	492,688
Total equity and liabilities		2,019,301	2,391,161

(*)2015 consolidated statement of financial position has been recasted as described in Note 5 to the consolidated financial statements

Notes 1 to 28 and Appendix I are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT FOR 2016, 2015 AND 2014
Thousands of US dollars

	Notes	2016	2015 (*)	2014 (*)

Sales	Note 24.1	1,555,657	1,289,886	1,417,079
Cost of sales		(1,043,000)	(817,875)	(887,772)
Other operating income		25,712	15,500	6,694
Staff costs	Note 24.2	(293,032)	(202,585)	(213,829)
Other operating expense		(234,326)	(190,034)	(148,553)
Depreciation and amortization charges, operating allowances and write-downs	Note 24.3	(121,346)	(62,201)	(69,131)
Operating (loss) profit before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other loss	Note 4.16	(110,335)	32,691	104,488
Impairment losses	Note 24.5	(267,449)	(52,042)	(399)
Net (loss) gain due to changes in the value of assets	Note 24.5	1,891	(912)	(9,472)
(Loss) gain on disposal of non-current assets	Note 24.6	340	(2,208)	555
Other loss		(40)	(347)	(60)
OPERATING (LOSS) PROFIT		(375,593)	(22,818)	95,112
Finance income	Note 24.4	1,534	1,095	4,596
Finance costs	Note 24.4	(24,585)	(23,738)	(28,415)
Exchange differences	Note 24.4	(3,513)	35,904	7,800
(LOSS) PROFIT BEFORE TAXES		(402,157)	(9,557)	79,093
Income tax benefit (expense)	Note 21	46,609	(48,719)	(57,652)
(LOSS) PROFIT FROM CONTINUING OPERATIONS		(355,548)	(58,276)	21,441
(Loss) Profit for discontinued operations	Note 27	(3,065)	(196)	10,290
(LOSS) PROFIT FOR THE YEAR		(358,613)	(58,472)	31,731
Loss attributable to non-controlling interests	Note 13	20,186	15,204	6,706
(LOSS) PROFIT ATTRIBUTABLE TO THE PARENT COMPANY		(338,427)	(43,268)	38,437

EARNINGS PER SHARE

From continued and discontinued operations
		2016	2015 (*)	2014 (*)
(Loss) profit attributable to the Parent company		(338,427)	(43,268)	38,437
Average number of shares outstanding		171,838,153	99,699,262	98,078,163
Basic (loss) earnings per share	Note 14	(1.97)	(0.43)	0.39
Effect of dilutive securities		—	—	—
Diluted (loss) earnings per share	Note 14	(1.97)	(0.43)	0.39

From continued operations
		2016	2015 (*)	2014 (*)
(Loss) profit attributable to the Parent company		(335,362)	(43,072)	28,150
Average number of shares outstanding		171,838,153	99,699,262	98,078,163
Basic (loss) earnings per share	Note 14	(1.95)	(0.43)	0.29
Effect of dilutive securities		—	—	—
Diluted (loss) earnings per share	Note 14	(1.95)	(0.43)	0.29

From discontinued operations
		2016	2015 (*)	2014 (*)
(Loss) profit attributable to the Parent company		(3,065)	(196)	10,287
Average number of shares outstanding		171,838,153	99,699,262	98,078,163
Basic (loss) earnings per share	Note 14	(0.02)	—	0.10
Effect of dilutive securities		—	—	—
Diluted (loss) earnings per share	Note 14	(0.02)	—	0.10

(*) Consolidated income statements have been recasted as described in Note 1 to the consolidated financial statements.

Notes 1 to 28 and Appendix I are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS) INCOME FOR 2016, 2015 AND 2014

Thousands of US dollars

	2016	2015	2014

NET (LOSS) INCOME	(358,613)	(58,472)	31,731

Items that will not be reclassified subsequently to income or loss:
Defined benefit obligation	4,297	756	(3,143)
Total	4,297	756	(3,143)

Items that may be reclassified subsequently to income or loss:
Arising from cash flow hedges	—	(990)	(6,624)
Translation differences	(319)	(18,435)	6,303
Tax effect	—	(189)	1,987
TOTAL INCOME AND EXPENSE RECOGNIZED DIRECTLY IN EQUITY	(319)	(19,614)	1,666

Items that have been reclassified to income or loss in the period:
Arising from cash flow hedges	3,002	3,155	1,689
Tax effect	(751)	(884)	(506)
TOTAL TRANSFERS TO INCOME OR LOSS	2,251	2,271	1,183
OTHER COMPREHENSIVE INCOME (LOSS) FOR THE YEAR, NET OF INCOME TAX	6,229	(16,587)	(294)
TOTAL COMPREHENSIVE (LOSS) INCOME FOR THE YEAR	(352,384)	(75,059)	31,437

Attributable to the Parent	(332,198)	(59,855)	38,143
Attributable to non-controlling interests	(20,186)	(15,204)	(6,706)

Notes 1 to 28 and Appendix I are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR 2016, 2015 AND 2014

Thousands of US dollars

	Total Amounts Attributable to Owners
	Shares (Thousands)	Share Capital	Reserves	Translation Differences	Valuation Adjustments	Result for the Year	Interim Dividend	Non-controlling Interests	Total
BALANCE AT JANUARY 1, 2014	200	285,760	531,060	(68,403)	(13,686)	28,448	—	20,787	783,966
Comprehensive income (loss) for 2014	—	—	—	6,303	(6,597)	38,437	—	(6,706)	31,437
Dividends paid	—	—	(167,177)	—	—	—	(55,041)	—	(222,218)
Distribution of 2013 profit	—	—	28,448	—	—	(28,448)	—	—	—
Other changes	—	—	1,025	(90,430)	—	—	—	3,897	(85,508)
BALANCE AT DECEMBER 31, 2014	200	285,760	393,356	(152,530)	(20,283)	38,437	(55,041)	17,978	507,677
Comprehensive (loss) income for 2015	—	—	—	(18,435)	1,848	(43,268)	—	(15,204)	(75,059)
Business combination	171,638	553,200	244,838	—	—	—	—	144,533	942,571
FerroAtlantica share exchange	—	449,827	(449,827)	—	—	—	—	—	—
Share issuance costs	—	—	(9,414)	—	—	—	—	—	(9,414)
Dividends paid (Note 13)	—	—	(76,520)	—	—	—	55,041	—	(21,479)
Distribution of 2014 profit	—	—	38,437	—	—	(38,437)	—	—	—
Other changes	—	—	2,300	(46,139)	—	—	—	(5,484)	(49,323)
BALANCE AT DECEMBER 31, 2015	171,838	1,288,787	143,170	(217,104)	(18,435)	(43,268)	—	141,823	1,294,973
Comprehensive (loss) income for 2016	—	—	—	(319)	6,548	(338,427)	—	(20,186)	(352,384)
Share decrease (net effect)	—	(1,287,068)	1,287,068	—	—	—	—	—	—
Share issuance costs	—	—	(275)	—	—	—	—	—	(275)
Dividends paid (Note 13)	—	—	(54,988)	—	—	—	—	—	(54,988)
Distribution of 2015 loss	—	—	(43,268)	—	—	43,268	—	—	—
Other changes	—	76	721	—	—	—	—	3,919	4,716
BALANCE AT DECEMBER 31, 2016	171,838	1,795	1,332,428	(217,423)	(11,887)	(338,427)	—	125,556	892,042

Notes 1 to 28 and Appendix I are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS FOR 2016, 2015 AND 2014
Thousands of US dollars

	2016	2015	2014

CASH FLOWS FROM OPERATING ACTIVITIES:	121,169	145,449	191,420
NET (LOSS) INCOME	(358,613)	(58,472)	31,731
Adjustments to reconcile net (loss) income to net cash provided by operating activities:	377,108	163,597	167,652
Income tax benefit (expense)	(46,695)	49,942	59,707
Depreciation and amortization charges, operating allowances and write-downs	125,677	67,050	74,752
Finance income	(1,554)	(1,096)	(4,771)
Finance costs	30,269	30,405	37,105
Exchange differences	3,513	(35,904)	(7,800)
Impairment losses	268,089	52,042	399
Net (loss) gain due to changes in the value of assets	(1,891)	912	9,472
(Loss) gain on disposals of non-current and financial assets	(340)	2,214	(555)
Other adjustments	40	(1,968)	(657)

Net increase in operating working capital:	193,076	132,886	40,171
Decrease (increase) in inventories	108,207	89,199	(30,521)
Decrease in trade receivables	56,297	60,715	550
(Decrease) increase in trade payables	28,572	(17,028)	70,142

Other amounts (paid) received due to operating activities	(50,001)	(20,189)	17,944
Income tax paid	(10,933)	(41,968)	(28,973)
Interest paid	(29,468)	(30,405)	(37,105)

CASH FLOWS FROM INVESTING ACTIVITIES:	(84,281)	17,966	(155,293)
Payments due to investments:	(85,945)	(73,060)	(149,560)
Other intangible assets	(4,914)	(4,539)	(8,663)
Property, plant and equipment	(71,119)	(68,521)	(45,383)
Non-current financial assets	(9,807)	—	(95,514)
Current financial assets	(105)	—	—
Disposals:	110	15,267	11
Intangible assets	—	8,140	—
Property, plant and equipment	—	5,446	—
Non-current financial assets	11	1,465	—
Current financial assets	99	216	11
Interest received	1,554	1,096	4,771
Other amounts received (paid) due to investing activities	—	(3,046)	(10,514)
Net cash inflow on acquisition of subsidiaries	—	77,709	—

CASH FLOWS FROM FINANCING ACTIVITIES:	49,917	(87,593)	(50,913)
Dividends paid	(54,988)	(21,479)	(40,116)
Payment for share issue and registration cost	—	(9,414)	—
Increase/(decrease) in bank borrowings:	43,147	(55,390)	(10,737)
Borrowings	124,384	84,229	180,053
Payments	(81,237)	(139,619)	(190,790)
Other amounts paid due to financing activities	61,758	(1,310)	(60)

TOTAL NET CASH FLOWS FOR THE YEAR	86,805	75,822	(14,786)

Beginning balance of cash and cash equivalents	116,666	48,651	62,246

Exchange differences on cash and cash equivalents in foreign currencies	(6,489)	(7,807)	1,190

Ending balance of cash and cash equivalents	196,982	116,666	48,651
Ending balance of cash and cash equivalents from continued operations	196,931	116,666	48,651
Ending balance of cash and cash equivalents from discontinued operations	51	—	—

Notes 1 to 28 and Appendix I are an integral part of the consolidated financial statements

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements
December 31, 2016, 2015, and 2014
(U.S. Dollars in thousands, except share and per share data)

1.	General information

Ferroglobe PLC and subsidiaries (the “Company” or “Ferroglobe”) is among the world’s largest producers of silicon metal and silicon-based alloys, important ingredients in a variety of industrial and consumer products. The Company’s customers include major silicone chemical, aluminum and steel manufacturers, auto companies and their suppliers, ductile iron foundries, manufacturers of photovoltaic solar cells and computer chips, and concrete producers. Additionally, the Company has been operating hydroelectric plants (hereinafter “energy business”) in Spain and France.

Ferroglobe PLC (the “Parent Company” or “the Parent”) is a public limited company that was incorporated in the United Kingdom on February 5, 2015 (formerly named ‘Velonewco Limited’). The Parent’s registered office is 2nd Floor West Wing, Lansdowne House, 57 Berkeley Square, London (United Kingdom).

On December 23, 2015, Ferroglobe PLC consummated the acquisition (“Business Combination”) of Globe Specialty Metals, Inc. and subsidiaries (“GSM” or “Globe”) and Grupo FerroAtlántica, S.A. (Sole-Shareholder Company) (‘Grupo FerroAtlántica’ or “FerroAtlántica” or the “Predecessor”). FerroAtlántica is considered the Predecessor under applicable SEC rules and regulations.

For fiscal year 2015, Ferroglobe’s consolidated financial statements contain the combined results of the Parent Company for the period from February 5, 2015 (inception of the Company) to December 31, 2015, FerroAtlántica as of and for the year ended December 31, 2015, and GSM for the period of eight days as of and ended December 31, 2015. The data and results of fiscal year 2014 correspond exclusively to the Predecessor, unless otherwise expressly stated.

As described in Note 27 of these financial statements, the Company signed an agreement for the sale of its Spanish energy business on December 12, 2016. The results of operations of the division are thus included in the consolidated financial statements as discontinued operations for the year ended December 31, 2016, 2015 and 2014, and the business was classified as held for sale in accordance with requirements of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations as of December 31, 2016. In this regard, the consolidated income statement has been recasted for the years ended December 31, 2015 and 2014.

2.	Organization and Subsidiaries

Business Segments

As a result of the Business Combination, the Company has a diversified production base consisting of production facilities across the North America, mainly in United States and Canada; Europe, mainly in Spain and France; South America, mainly in Venezuela; Africa, mainly in the Republic of South Africa; and Asia, mainly China. In this regards, Ferroglobe has five reportable business segments, which are: Electrometallurgy - North America, Electrometallurgy - Europe, Electrometallurgy - South Africa, Electrometallurgy - Venezuela and Other segments (see Note 6).

The subsidiaries of Ferroglobe as of December 31, 2016 (see Appendix I), classified by business activity, were as follows:

Subsidiaries
Electrometallurgy – North America	Electrometallurgy – Europe	Electrometallurgy – South Africa	Electrometallurgy - Venezuela	Other segments
Alabama Sand and Gravel, Inc. (2)	Cuarzos Industriales, S.A.U.	Silicon Smelters (Pty.), Ltd.	Cuarzos Industriales de Venezuela (Cuarzoven), S.A.	Actifs Solaires Bécancour, Inc
Alden Resources, LLC (2)	Ferroatlántica, S.A.U. - Electrometallurgy (1)	Rebone Mining (Pty.), Ltd.	Ferroatlántica de Venezuela (FerroVen), S.A.	Emix, S.A.S.
Alden Sales Corporation, LLC (2)	FerroPem, S.A.S.	Samquarz (Pty.), Ltd.		Ferroatlántica Brasil Mineraçao Ltda.
Core Metals Group Holdings, LLC (2)	Grupo FerroAtlántica, S.A.U	Silicon Technology (Pty.), Ltd.		FerroAtlántica Canada Company Ltd
Core Metals Group, LLC (2)	Hidro-Nitro Española, S.A. - Electrometallurgy (1)	Thaba Chueu Mining (Pty.), Ltd.		Ferroatlántica de México, S.A. de C.V.
Gatliff Services, LLC (2)	Rocas, Arcillas y Minerales, S.A.			Ferroatlántica Deutschland, GmbH
GBG Holdings, LLC (2)				Ferroatlántica I+D, S.L.U.
Globe Metallurgical, Inc. (2)				FerroAtlántica India Private Limited
Globe Metals Enterprises, Inc. (2)				Ferroatlántica y Cía., F. de Ferroaleac. y Metales, S.C.
GSM Alloys I, Inc. (2)				Ferroatlántica, S.A.U. - Energy (1)
GSM Alloys II, Inc. (2)				FerroAtlántica International Ltd
GSM Enterprises Holdings, Inc. (2)				Ferroglobe Services plc
LF Resources, Inc. (2)				FerroManganese Mauritania SARL
Norchem, Inc. (2)				Ferroquartz Company Ltd
QSIP Canada ULC(2)				Ferroquartz Holdings, Ltd
QSIP Sales ULC (2)				FerroQuartz Mauritania SARL
Quebec Silicon LP (2)				FerroQuébec, Inc.
Tennessee Alloys Company, LLC (2)				FerroTambao, SARL
West Virginia Alloys, Inc. (2)				Ganzi Ferroatlántica Silicon Industry Company, Ltd.
WVA Manufacturing, LLC (2)				Globe Metales S.A. (2)
Globe Specialty Metals, Inc. (2)
Hidro-Nitro Española, S.A. - Energy (1)
Mangshi FerroAtlántica Mining Industry Service Company Ltd
MangShi Sinice Silicon Industry Company Limited
Ningxia Yongvey Coal Industrial Co., Ltd. (2)
Photosil Industries, S.A.S.
Silicio FerroSolar, S.L.U
Solsil, Inc. (2)
Ultracore Energy, S.A. (2)

(1)
FerroAtlántica, S.A.U. and Hidro Nitro Española, S.A. carry on business activities in both the “Electrometallurgy - Europe” and “Other segments”. As mentioned in Note 1, the energy businesses in Spain of both entities that are part of ‘Other segment’ have been recognized as a disposal group held for sale from December 12, 2016 and their operations classified as discontinued operations according to IFRS 5 (see Note 27).

(2)	Entered to the scope of consolidation during 2015 as a result of teh business combination (GSM subsidiaries).

Subsidiaries

Subsidiaries are all companies over which Ferroglobe has control.

Control is achieved when the Company:

•	has power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power over the investee to affect the amount of the investor’s returns.

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

The consolidated financial statements have been authorized for issuance on May 1, 2017.

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

3.2  International financial reporting standards

Application of new accounting standards

a)	Standards, interpretations and amendments effective from January 1, 2016 under IFRS-IASB, applied by the Company in the preparation of these consolidated financial statements:

•
IFRS 10 (Amendment) ‘Consolidated financial statements, IFRS 12 ‘Disclosure of interests in Other Entities’ and IAS 28 ‘Investments in associates and joint ventures’ regarding the exemption from consolidation for investment entities.

•	Annual Improvements to IFRSs 2012-2014 cycles.

•	IAS 1 (Amendment) ‘Presentation of Financial Statements’ under the disclosure initiative.

•	IAS 27 (Amendment) ‘Separate financial statements’ regarding the reinstatement of the equity method as an accounting option in separate financial statements.

•	IAS 16 (Amendment) ‘Property, Plant and Equipment’ and IAS 38 ‘Intangible Assets’, regarding acceptable methods of amortization and depreciation.

•	IFRS 11 (Amendment) ‘Joint Arrangements’ regarding acquisition of an interest in a joint operation.

•	IAS 16 ‘Property, Plant and Equipment’ and 41 ‘Agriculture’ (Amendment) regarding bearer plants.

•	IFRS 14 ‘Regulatory Deferral Accounts’.

The applications of these amendments have not had any material impact on these consolidated financial statements.

b)	Standards, interpretations and amendments published by the IASB that will be effective for periods beginning on or after January 1, 2017:

•	IFRS 9 ‘Financial Instruments’. This Standard will be effective from January 1, 2018 under IFRS-IASB, earlier applications is permitted.

•	IFRS 15 ‘Revenues from contracts with Customers’. IFRS 15 is applicable for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

•	IFRS 16 ‘Leases’. This Standard is applicable for annual periods beginning on or after January 1, 2019 under IFRS-IASB, earlier application is permitted, but conditioned to the application of IFRS 15.

•	IFRS 2 (Amendment) ‘Share-based Payment’. This Standard is applicable for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

•
IAS 12 (Amendment) ‘Recognition for Deferred Tax for Unrealized Losses’. This amendment is mandatory for annual periods beginning on or after January 1, 2017 under IFRS-IASB, earlier application is permitted.

•	IAS 7 (Amendment) ‘Disclosure Initiative’. This amendment is mandatory for annual periods beginning on or after January 1, 2017 under IFRS-IASB, earlier application is permitted.

•
IFRS 15 (Clarifications) ‘Revenues from contracts with Customers’. This amendment is mandatory for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

•
IFRS 2 (Amendment) ‘Classification and Measurement of Share-based Payment Transactions’. This amendment is mandatory for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

•
IFRS 4 (Amendment). Applying IFRS 9 ‘Financial Instruments’ with IFRS 4 ‘Insurance Contracts’. This amendment is mandatory for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

•	IFRIC Interpretation 22 ‘Foreign Currency Transactions and Advance Consideration’, mandatory for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

•	IAS 40 (Amendment) ‘Transfers of Investments Property’. This amendment is mandatory for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

•
Amended IFRS 10 – “Consolidated financial statements” and Amended IAS 28 - “Investments in Associates and Joint Ventures”. These changes will be applicable to accounting periods beginning on the effective date, still to be determined, although early adoption is allowed.

•	Annual improvements cycle to IFRSs 2014-2016, beginning on or after January 1, 2017.

The Company does not anticipate any significant impact on the consolidated financial statements derived from the application of the new standards and amendments that will be effective for annual periods beginning after December 31, 2016, although it is currently still in process of evaluating such application.

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

3.4  Responsibility for the information and use of estimates

The information in these consolidated financial statements is the responsibility of Ferroglobe’s management.

Certain assumptions and estimates were made by management in the preparation of these consolidated financial statements, including:

•	The impairment losses on certain assets, including property, plant and equipment and goodwill.

•	The useful life of property, plant and equipment and intangible assets.

•	The fair value of certain unquoted financial assets.

•	The fair value of acquired assets and liabilities as a result of the Business Combination.

•	The assumptions used in the actuarial calculation of pension liabilities.

•	The discount rate used to calculate the present value of certain collection rights and payment obligations.

•	Provisions for contingencies and environmental liabilities.

•	The calculation of income tax and of deferred tax assets and liabilities.

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

4.            Accounting policies

The principal accounting policies applied in preparing these consolidated financial statements, in accordance with the IFRSs issued by the IASB in effect at the date of preparation are described below. The Company did not early adopt any of the new standards described in Note 3.2.

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

Computer system maintenance costs are recognized as expenses in the years in which they are incurred.

Other intangible assets

Other intangible assets includes:

•	Supply agreements which are amortized in accordance with their estimated useful lives (see Note 8).

•	CO2 emissions allowances (“rights held emit greenhouse gasses”) which are not amortized, but rather are expensed when used (see Note 4.20).

4.3            Property, plant and equipment

Cost

Property, plant and equipment for our own use are initially recognized at acquisition or production cost and are subsequently measured at acquisition or production cost less accumulated depreciation and any accumulated impairment losses.

When the construction and start-up of non-current assets require a substantial period of time, the borrowing costs incurred over that period are capitalized. In 2016, 2015 and 2014 no material borrowing costs were capitalized.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized. Repair, upkeep and maintenance expenses are recognized in the consolidated income statement for the year in which they are incurred.

Mineral reserves are recorded at fair value at the date of acquisition. Depletion of mineral reserves is computed using the units-of-production method utilizing only proven and probable reserves (as adjusted for recoverability factors) in the depletion base.

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

Provisions for litigation in progress

At the end of 2016 and 2015, certain court proceedings and claims were in process against the Company arising from the ordinary course of their business. The Company’s legal advisers and directors consider that the outcome of the court proceedings and claims will not have a material effect on the consolidated financial statements for the years in which they are settled.

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

Environmental provisions

Provisions for environmental obligations are estimated by analyzing each case separately and observing the relevant legal provisions. The best possible estimate is made on the basis of the information available and a provision is recognized provided that the aforementioned information suggests that it is probable that the loss or expense will arise and it can be estimated in a sufficiently reliable manner.

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

The subsidiary in Venezuela, FerroAtlántica de Venezuela, S.A. (“FerroVen”), makes most of its procurement and sale transactions in US dollars; a significant portion of the subsidiary’s cash flows and balances are denominated in US dollars. Therefore, and in accordance with that established in IAS 21, the Company considers that the financial statements that most reasonably reflect the subsidiary’s financial and equity position and the results of its operations in 2016, 2015 and 2014 are those expressed in the functional currency, the US dollar.

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

In relation to transactions in the electrometallurgy business, ownership is considered to be transferred at the time agreed upon with customers based on the Incoterm clauses applicable to the transaction.

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

4.16	Operating (loss) profit before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other loss

The Company, historically, has been providing to its Shareholders and to third parties, mainly financial institutions that offer financial support to the Company, the amounts presented in the consolidated income statement under the subtotal ‘Operating (loss) profit before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other loss. Additionally, Management of the Company, has been using this subtotal in their analysis of the performance of the Company. In accordance with IAS 1.85a, modified in December 2014, when an entity presents subtotals, those subtotals shall (i) be comprised of line items made up of amounts recognized and measured in accordance with IFRS, (ii) be presented and labelled in a manner that makes the line items that constitute the subtotal clear and understandable, (iii) be consistent from period to period and (iv) not be displayed with more prominence than the subtotals and totals required in IFRS for the statement presenting profit or loss. Consequently, the Company, concluded that the presentation of this subtotal in the face of the consolidated income statement is essential for the understanding of the Company operations.

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

Since June 30, 2015 the main cash-flow hedges have become ineffective and, consequently, subsequent changes in the hedge’s fair value have been recognized in the consolidated income statement.

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

The amount of such grants was not material at December 31, 2016 and 2015.

Grants related to income

These are grants that become receivable by the Company as compensation for expenses or losses already incurred and are recognized as income for the period in which they become receivable. The amount of such grants was not material in 2016 and 2015.

4.19	Termination benefits

Under current labor legislation, the Company is required to pay termination benefits to employees whose employment relationship is terminated under certain conditions. The payments for termination benefits, when they arise, are charged as an expense when the decision to terminate the employment relationship is taken. At December 31, 2016 and 2015, the liabilities related to termination benefits were not material.

4.20	CO2 emission allowances

CO2 emission allowances are measured at cost of acquisition. Allowances acquired free of charge under the National Allocation Plan pursuant to Law 1/2007 of March 9, 2007 are initially measured at market value at the date received. At the same time, a grant is recognized for the same amount under “deferred income”.

Emissions allowances are not amortized, but rather are expensed when used.

At year end, the Company assesses whether the carrying amount of the allowances exceeds their market value in order to determine whether there are indications of impairment. If there are indications, the Group determines whether these allowances will be used in the production process or earmarked for sale, in which case the necessary impairment losses would be recognized. Provisions are released when the factors leading to the valuation adjustment have ceased to exist.

A provision for liabilities and charges is recognized for expenses related to the emission of greenhouse gases. This provision is maintained until the company is required to settle the liability by surrendering the corresponding emission allowances. These expenses are accrued as greenhouse gases are emitted.

When an expense is recognized for allowances acquired free of charge, the corresponding “deferred income” is taken to operating income. The Company derecognizes allowances surrendered at their carrying amount and recognizes those received at their fair value when received. The difference between both values is recognized as “deferred income”.

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

4.22  Assets and disposal groups classified as held for sale, liabilities associated with assets held for sale and discontinued operations

Assets and disposal groups classified as held for sale include the carrying amount of individual items, disposal groups or items forming part of a business unit earmarked for disposal (discontinued operations), whose sale in their present condition is highly likely to be completed within one year from the reporting date. Therefore, the carrying amount of these items, which may or may not be of a financial nature, will likely be recovered through the proceeds from their disposal.

Liabilities associated with non-current assets held for sale include the balances payable arising from the assets held for sale or disposal groups and from discontinued operations.

Assets and disposal groups classified as held for sale are measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category. Non-current assets held for sale are not depreciated as long as they remain in this category.

Results from operations qualifying as discontinued operations are presented separately as a single caption in the consolidated income statements. Results from operations qualifying as discontinued operations as of the reporting date for the latest period presented, that had previously been presented as results from continuing operations, are presented as results from discontinued operations for all comparative periods.

4.23  Consolidated statement of cash flows

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

5.            Business Combinations

On December 23, 2015, Ferroglobe PLC consummated the acquisition of 100% of the equity interests of Globe Specialty Metals, Inc. and subsidiaries and Grupo FerroAtlántica. After consummating this transaction, FerroAtlántica is considered the Predecessor under applicable SEC rules and regulations; and, therefore, all companies of Globe (see Appendix I) were considered additions to the scope of consolidation of Ferroglobe in 2015. FerroAtlántica is the deemed “accounting acquirer”.

This Business Combination was accounted for using the acquisition method of accounting for business combinations under IFRS 3 Business Combinations, with FerroAtlántica treated as the accounting acquirer and GSM as the acquiree. Under this method of accounting, any excess of (i) the aggregate of the acquisition consideration transferred and any non-controlling interest in Globe over (ii) the aggregate of the fair values as of the closing date of the Business Combination of the assets acquired and liabilities assumed was recorded as goodwill. The “Acquisition Consideration” is the fair value on the closing date of the Business Combination of the consideration given. In addition, the value of the Ferroglobe Ordinary Shares issued to Globe Shareholders pursuant to the Business Combination Agreement (“BCA”) was determined based on the trading price of the Globe Shares at the date of completion of the transactions.

The acquisition consideration was comprised of the fair value of the Ferroglobe Ordinary Shares issued to Globe Shareholders on the closing date of the Business Combination, plus the portion of the “Replacement awards” that are attributable to pre-combination service of Globe employees.

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

•
Stock Appreciation Rights (“SARs”) – Each outstanding SAR was assumed by Ferroglobe and was converted into a Ferroglobe SAR, generally on the same terms and conditions as were applicable to the Globe SARs prior to the Globe Merger, in respect of that number of Ferroglobe Ordinary Shares equal to the number of Globe Shares underlying such Globe SAR, at an exercise price per Ferroglobe Ordinary Share (rounded up to the nearest whole cent) equal to the exercise price per Globe share of such Globe SAR.

The issuance of the “Replacement Awards” was accounted for as a modification of Globe’s Share-Based Awards, and the portion of the value of the Replacement Awards that was attributable to pre-combination services of Globe employees is included in the Acquisition Consideration transferred. Compensation expense related to post-combination services will be recognized over the individual vesting periods of the respective “Replacement Awards” and was not included in the combined financial information.

The value of Replacement Awards was added to the fair value of the Ferroglobe Ordinary Shares to determine the total Acquisition Consideration transferred as follows:

Globe common stock outstanding as of December 23, 2015 [1]	73,760
Exchange ratio	1.00
Ferroglobe Ordinary Shares issued as converted	73,760
Globe common stock per share price as of December 23, 2015	$ 10.80
Fair value of Ferroglobe Ordinary Shares issued pursuant to the Business Combination and estimated value	$796,608
Replacement Awards—equity settled awards	1,430
Acquisition Consideration	$798,038

[1] The number of shares of Globe common stock outstanding options was determined immediately prior to the effective time of the Business Combination.

In accordance with IFRS 3, the fair value of Ferroglobe Ordinary Shares issued to Globe Shareholders pursuant to the Business Combination Agreement was measured on the closing date of the Business Combination at the then-current market price of Globe’s common stock.

The Business Combination was recorded as a business combination under IFRS 3 with identifiable assets acquired and liabilities assumed recorded at their estimated fair values on the acquisition date while costs associated with the acquisition are expensed as incurred. The Company utilized the services of third-party valuation consultants, along with estimates and assumptions provided by the Company, to estimate the fair value of the assets acquired. The third-party valuation consultants utilized several appraisal methodologies including income, market and cost approaches to estimate the fair value of the identifiable net assets acquired.

The following is the final fair value of assets acquired and the liabilities assumed by Ferroglobe in the Business Combination, reconciled to the value of the Acquisition Consideration pursuant to the Business Combination Agreement:

Balances
ASSETS
Non-current assets
Goodwill	425,413
Other intangible assets	43,746
Property, plant and equipment	584,617
Non-current financial assets	2,521
Deferred tax assets	22,994
Other non-current assets	1,386
Total non-current assets acquired	1,080,677
Current assets
Inventories	117,230
Trade and other receivables	73,753
Current financial assets	4,112
Other current assets	5,231
Cash and cash equivalents	77,709
Total current assets acquired	278,035
Total assets acquired	1,358,712
Non-current liabilities
Provisions	33,877
Bank borrowings	100,048
Obligations under finance leases	3,283
Other non-current liabilities	4,451
Deferred tax liabilities	140,435
Total non-current liabilities acquired	282,094
Current liabilities
Provisions	5,439
Bank borrowings	1,167
Obligations under finance leases	2,627
Trade and other payables	58,044
Other current liabilities	66,770
Total current liabilties acquired	134,047
Net assets acquired	942,571
Non-controlling interests	(144,533)
Acquisition consideration	798,038

Goodwill arose in the Business Combination as the acquisition consideration exceeded the fair value of the identifiable net assets acquired, including identifiable intangible assets. Goodwill is not deductible for tax purposes.

The purchase price allocation was not final at December 31, 2015 and subsequent changes were made to the fair value of the identifiable net assets acquired. As a result, acquired Property, plant and equipment decreased by $40,794. Deferred tax assets increased by $2,972 and Deferred tax liabilities decreased by $14,900, which resulted in an increase to Goodwill of $22,922. The Statement of Financial position as of December 31, 2015 has been recasted to reflect these adjustments to arrive at the final purchase price allocation.

GSM was included in the scope of consolidation as of December 23, 2015, as indicated above, contributed “2015 - Sales” of $10,898 and “2015 - Profit attributable to the Parent” of $68.

In the fiscal year ended December 31, 2015 if GSM had been included in the scope of consolidation from January 1, 2015, GSM would have contributed “2015 - Sales—pro-forma” of $733,916 and “2015 - Losses Attributable to the Parent – pro-forma” of $53,260. In determining unaudited “pro-forma” data, the Company calculated the depreciation of “Property, plant and equipment” based on the fair values determined in the initial accounting for the Business Combination rather than the carrying amounts recognized in the pre-acquisition financial statements.

Total expenditures incurred by the Predecessor and/or the Parent for the consummation of the Business Combination totaling $22,132 are included in “Other operating expenses” in the consolidated income statement for 2015 and other costs totaling $9,414 have been recorded as “Equity—Reserves”, under IFRS 3.

6.	Segment reporting

During 2016, upon further evaluation of the management reporting structure as a result of the integration of the operations of FerroAtlántica and Globe we have concluded that our operating and reportable segments have changed since the prior year. The comparative prior periods have been restated to conform to the 2016 reportable segment presentation.

Operating segments are based upon the Company’s management reporting structure. The Company’s operating segments are primarily at a country level as this is how the Chief Operating Decision Maker (CODM) assesses performance and makes decisions about resource allocation.  This is due to the integrated operations within each country and the ability to reallocate production based on the individual capacity of each plant. Additionally, economic factors that may impact our results of operations, such as currency fluctuations and energy costs, are also assessed at a country level. The Company’s North America reportable segment is the result of the aggregation of the operating segments of the United States and Canada. These operating segments have been aggregated as they have similar long-term economic characteristics and there is similarity of competitive and operating risks and the political environment in the United States and Canada.  The Company’s Europe reportable segment is the result of the aggregation of the operating segments of Spain and France. Similar to our United States and Canada operating segments, our Spain and France operating segments are grouped together based on the relative similarity of the EBITDA margins, competitive risks, currency risks (i.e. risks relating to the Euro), operating risks and, given they are each part of the European Union and the European Economic Community, the political and economic environment.

The consolidated income statements at December 31, 2016, 2015 and 2014, by reportable segment, are as follows:

	2016
	Thousands of US Dollars
	Electrometallurgy – Noth America	Electrometallurgy – Europe	Electrometallurgy – South Africa	Electrometallurgy – Venezuela	Other segments	Adjustments/ Eliminations(**)	Total
Sales	521,192	949,547	142,160	30,430	59,907	(147,579)	1,555,657
Cost of sales	(325,254)	(672,026)	(99,124)	(34,643)	(45,269)	133,316	(1,043,000)
Other operating income	362	25,908	3,422	27	4,686	(8,693)	25,712
Staff costs	(82,032)	(132,440)	(23,589)	(5,656)	(52,921)	3,606	(293,032)
Other operating expense	(64,606)	(118,269)	(28,834)	(6,747)	(31,217)	15,347	(234,326)
Depreciation and amortization charges, operating allowances and write-downs	(73,530)	(31,730)	(4,732)	(4,118)	(8,700)	1,464	(121,346)
Operating (loss) profit before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other loss	(23,868)	20,990	(10,697)	(20,707)	(73,514)	(2,539)	(110,335)
Impairment losses	(193,000)	(1,077)	(8,147)	(57,430)	(1,818)	(5,977)	(267,449)
Net (loss) gain due to changes in the value of assets	—	—	1,896	—	—	(5)	1,891
(Loss) gain on disposal of non-current assets	—	—	21	—	446	(127)	340
Other loss	—	(32,655)	—	—	(2,514)	35,129	(40)
OPERATING (LOSS) PROFIT	(216,868)	(12,742)	(16,927)	(78,137)	(77,400)	26,481	(375,593)
Finance income	1	11,551	744	1	6,638	(17,401)	1,534
Finance costs	(3,249)	(16,540)	(6,038)	(1,814)	(11,815)	14,871	(24,585)
Exchange differences	(438)	2,436	(2,164)	4,297	(7,587)	(57)	(3,513)
(LOSS) PROFIT BEFORE TAXES	(220,554)	(15,295)	(24,385)	(75,653)	(90,164)	23,894	(402,157)
Income tax benefit (expense)	9,982	(10,505)	4,433	18,608	21,552	2,539	46,609
(LOSS) PROFIT FROM CONTINUING OPERATIONS	(210,572)	(25,800)	(19,952)	(57,045)	(68,612)	26,433	(355,548)
(Loss) Profit for discontinued operations	—	—	—	—	—	(3,065)	(3,065)
(LOSS) PROFIT FOR THE YEAR	(210,572)	(25,800)	(19,952)	(57,045)	(68,612)	23,368	(358,613)
Loss attributable to non-controlling interests	6,044	(93)	856	11,347	480	1,552	20,186
(LOSS) PROFIT ATTRIBUTABLE TO THE PARENT COMPANY	(204,528)	(25,893)	(19,096)	(45,698)	(68,132)	24,920	(338,427)

	2015 (*)
	Thousands of US Dollars
	Electrometallurgy – Noth America	Electrometallurgy – Europe	Electrometallurgy – South Africa	Electrometallurgy – Venezuela	Other segments	Adjustments/ Eliminations(**)	Total
Sales	10,062	1,174,968	219,890	69,956	59,167	(244,157)	1,289,886
Cost of sales	(6,200)	(811,114)	(134,978)	(57,647)	(30,394)	222,458	(817,875)
Other operating income	17	52,211	5,070	44	2,065	(43,907)	15,500
Staff costs	(1,983)	(148,652)	(24,663)	(20,922)	(9,652)	3,287	(202,585)
Other operating expense	(276)	(142,867)	(29,237)	(28,677)	(38,670)	49,693	(190,034)
Depreciation and amortization charges, operating allowances and write-downs	(1,183)	(35,255)	(7,744)	(9,396)	(13,096)	4,473	(62,201)
Operating (loss) profit before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other loss	437	89,291	28,338	(46,642)	(30,580)	(8,153)	32,691
Impairment losses	—	—	—	—	(52,042)	—-	(52,042)
Net (loss) gain due to changes in the value of assets	—	—	1,336	—	(2,249)	1	(912)
(Loss) gain on disposal of non-current assets	—	1,468	—	—	(3,681)	5	(2,208)
Other loss	—	(40,983)	—	(4)	9,261	31,379	(347)
OPERATING (LOSS) PROFIT	437	49,776	29,674	(46,646)	(79,291)	23,232	(22,818)
Finance income	6	36,206	501	7	4,862	(40,487)	1,095
Finance costs	(109)	(19,287)	(5,015)	(3,947)	(10,113)	14,733	(23,738)
Exchange differences	(44)	8,617	2,498	22,306	2,527	—	35,904
(LOSS) PROFIT BEFORE TAXES	290	75,312	27,658	(28,280)	(82,015)	(2,522)	(9,557)
Income tax benefit (expense)	—	(22,953)	(7,807)	(16,877)	297	(1,379)	(48,719)
(LOSS) PROFIT FROM CONTINUING OPERATIONS	290	52,359	19,851	(45,157)	(81,718)	(3,901)	(58,276)
(Loss) Profit for discontinued operations	—	—	—-	—	—	(196)	(196)
(LOSS) PROFIT FOR THE YEAR	290	52,359	19,851	(45,157)	(81,718)	(4,097)	(58,472)
Loss attributable to non-controlling interests	(41)	(61)	226	9,019	6,058	3	15,204
(LOSS) PROFIT ATTRIBUTABLE TO THE PARENT COMPANY	249	52,298	20,077	(36,138)	(75,660)	(4,094)	(43,268)

	2014 (*)
	Thousands of US Dollars
	Electrometallurgy – Noth America	Electrometallurgy – Europe	Electrometallurgy – South Africa	Electrometallurgy – Venezuela	Other segments	Adjustments/ Eliminations(**)	Total
Sales	—	1,275,497	239,023	97,718	93,552	(288,711)	1,417,079
Cost of sales	—	(880,851)	(149,800)	(62,857)	(36,382)	242,118	(887,772)
Other operating income	—	21,764	1,527	416	3,436	(20,449)	6,694
Staff costs	—	(165,796)	(30,974)	(11,517)	(9,756)	4,214	(213,829)
Other operating expense	—	(115,068)	(27,135)	(14,530)	(28,169)	36,349	(148,553)
Depreciation and amortization charges, operating allowances and write-downs	—	(43,080)	(6,993)	(9,322)	(14,797)	5,061	(69,131)
Operating (loss) profit before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other loss	—	92,466	25,648	(92)	7,884	(21,418)	104,488
Impairment losses	—	—	—	—	(399)	—	(399)
Net (loss) gain due to changes in the value of assets	—	—	5,646	—	(3,467)	(11,651)	(9,472)
(Loss) gain on disposal of non-current assets	—	—	—	—	555	—	555
Other loss	—	(22,231)	—	(163)	219	22,115	(60)
OPERATING (LOSS) PROFIT	—	70,235	31,294	(255)	4,792	(10,954)	95,112
Finance income	—	16,845	439	5	21,131	(33,824)	4,596
Finance costs	—	(22,950)	(5,905)	(4,365)	(12,829)	17,634	(28,415)
Exchange differences	—	20	1,198	2,158	4,424	—	7,800
(LOSS) PROFIT BEFORE TAXES	—	64,150	27,026	(2,457)	17,518	(27,144)	79,093
Income tax benefit (expense)	—	(21,449)	(6,584)	(36,268)	(1,536)	8,185	(57,652)
(LOSS) PROFIT FROM CONTINUING OPERATIONS	—	42,701	20,442	(38,725)	15,982	(18,959)	21,441
(Loss) Profit for discontinued operations	—	—	—	—	—	10,290	10,290
(LOSS) PROFIT FOR THE YEAR	—	42,701	20,442	(38,725)	15,982	(8,669)	31,731
Loss attributable to non-controlling interests	—	(736)	(311)	7,656	101	(4)	6,706
(LOSS) PROFIT ATTRIBUTABLE TO THE PARENT COMPANY	—	41,965	20,131	(31,069)	16,083	(8,673)	38,437

(*) Revised data reflect the results of Ferroglobe’s energy business in Spain as discontinued operations (see Note 27).
(**) These amounts correspond to transactions between segments that are eliminated in the consolidation process.

The consolidated statements of financial position at December 31, 2016 and 2015, by reportable segment, are as follows:

	2016
	Thousands of US Dollars
	Electrometallurgy – Noth America	Electrometallurgy – Europe	Electrometallurgy – South Africa	Electrometallurgy – Venezuela	Other segments	Consolidation Adjustments/ Eliminations (*)	Total
Goodwill	230,210	—	—	—	—	—	230,210
Other intangible assets	33,243	18,946	1,355	—	9,295	—	62,839
Property, plant and equipment	540,794	154,379	58,559	—	111,807	(83,933)	781,606
Financial assets	—	113,157	—	—	17,329	(110,769)	19,717
Inventories	73,901	183,868	40,475	6,237	14,338	(2,117)	316,702
Receivables	50,000	275,823	34,852	12,024	205,283	(354,497)	223,485
Other assets	37,220	30,050	20,285	28	59,548	(52,257)	94,874
Cash and cash equivalents	38,389	87,997	15,195	571	54,831	(52)	196,931
Assets and disposal groups classified as held for sale (Note 27)	—	—	—	—	—	92,937	92,937
Total assets	1,003,757	864,220	170,721	18,860	472,431	(510,688)	2,019,301

Equity	646,397	220,948	59,756	(73,956)	67,158	(28,261)	892,042
Deferred income	—	2,229	—	—	1,719	1	3,949
Provisions	29,837	50,482	11,770	3,827	8,005	(2,337)	101,584
Bank borrowings and other financial liabilities (excluded finance leases)	—	313,910	29,620	—	171,395	(5,575)	509,350
Obligations under finance leases	3,181	—	2,055	—	81,383	(81,382)	5,237
Trade payables	193,128	237,286	49,667	87,035	85,195	(463,867)	188,444
Other non-trade payables	131,214	39,365	17,853	1,954	57,576	(36,949)	211,013
Liabilities associated with assets held for sale (Note 27)	—	—	—	—	—	107,682	107,682
Total equity and liabilities	1,003,757	864,220	170,721	18,860	472,431	(510,688)	2,019,301

	2015
	Thousands of US Dollars
	Electrometallurgy – Noth America	Electrometallurgy – Europe	Electrometallurgy – South Africa	Electrometallurgy – Venezuela	Other segments	Consolidation Adjustments/ Eliminations (*)	Total
Goodwill	426,851	—	—	—	—	—	426,851
Other intangible assets	43,747	19,444	1,193	69	6,754	412	71,619
Property, plant and equipment	579,660	165,476	55,282	60,355	107,369	3,431	971,573
Financial assets	—	121,388	3,705	4	6,602	(117,915)	13,784
Inventories	101,350	219,149	56,430	24,286	26,758	(2,601)	425,372
Receivables	64,809	360,580	48,272	11,463	367,625	(566,545)	286,204
Other assets	22,971	26,316	16,383	73	8,372	4,977	79,092
Cash and cash equivalents	24,814	16,904	10,751	365	63,834	(2)	116,666
Total assets	1,264,202	929,257	192,016	96,615	587,314	678,243	2,391,161

Equity	881,758	364,025	78,280	(15,574)	112,646	(126,162)	1,294,973
Deferred income	—	2,323	—	—	2,067	(1)	4,389
Provisions	33,195	34,880	12,089	3,399	5,337	1,963	90,863
Bank borrowings and other financial liabilities (excluded finance leases)	—	235,162	29,683	2,061	146,875	(2)	413,779
Obligations under finance leases	5,910	—	2,897	—	94,390	—	103,197
Trade payables	195,508	231,685	58,358	86,003	151,211	(567,865)	154,900
Other liabilities	147,831	61,182	10,709	20,726	74,788	13,824	329,060
Total equity and liabilities	1,264,202	929,257	192,016	96,615	587,314	678,243	2,391,161

(*) These amounts correspond to balances between segments that are eliminated at consolidation.

Other disclosures

Sales by product line

Sales by product line are as follows:

	2016	2015	2014
Silicon metal	751,508	592,458	596,207
Manganese alloys	223,451	260,371	316,461
Ferrosilicon	242,788	228,830	284,987
Other silicon based alloys	173,901	105,702	103,397
Silica fume	37,480	29,660	31,666
Other	126,529	72,865	84,361
Total	1,555,657	1,289,886	1,417,079

Information about major customers

Total sales of $656,907, $524,821, and $556,546 were attributable to the Company’s top ten customers in 2016, 2015, and 2014 respectively. During 2016, sales corresponding to Dow Corning Corporation represented 13.7% of the Company’s sales. The sales are to the Electrometallurgy - North America and Electrometallurgy - Europe segments. However, during 2015 and 2014, no single customer represented more than 10% of the Company’s sales.

7.	Goodwill

Changes in the carrying amount of goodwill during the years ended December 31, are as follows:

	January 1, 2015	Additions	Exchange differences	December 31, 2015	Impairment (Note 24.5)	Exchange differences	December 31, 2016
Thaba Chueu Mining (Pty.), Ltd.	2,642	—	(1,204)	1,438	(1,612)	174	—
Globe Specially Metals, Inc. (Globe) (see Note 5)	—	425,413	—	425,413	(193,000)	(2,203)	230,210
	2,642	425,413	(1,204)	426,851	(194,612)	174	230,210

In accordance with the requirements of IAS 36, goodwill is tested for impairment annually and is tested for impairment between annual tests if a triggering event occurs that would indicate the carrying amount of a cash-generating unit may be impaired. Impairment testing for goodwill is done at a cash-generating unit level, and the Company performs its annual impairment test at the end of the annual reporting period (December 31st). The estimate of the recoverable value of the cash-generating units requires significant judgment in the evaluation of overall market conditions, estimated future cash flows, discount rates and other factors, and is calculated based on business plans most recently approved by the Board of Directors.

During the year ended December 31, 2016, in connection with our annual goodwill impairment test, the Company recognized an impairment charge of $193,000 related to the partial impairment of goodwill at Globe, resulting from a sustained decline in sales prices that continued throughout 2016 and which caused the Company to revise its expected future cash flows from Globe’s business operations. Ferroglobe operates in a cyclical market, and silicon and silicon-based alloy index pricing and foreign import pressure into the U.S. and Canadian markets impact the future projected cash flows used in our impairment analysis.  The impairment charge is recorded within the Electrometallurgy – North America reportable segment, of which $178,900 is associated with U.S. cash-generating units and $14,100 is associated with Canadian cash-generating units.  Recoverable value was estimated based on discounted cash flows and market multiples. Estimates under the Company’s discounted income based approach involve numerous variables including anticipated sales price and volumes, cost structure, discount rates and long term growth that are subject to change as business conditions change, and therefore could impact fair values in the future. As of December 31, 2016, the remaining goodwill for the U.S and Canadian cash-generating units is $172,913 and $57,297, respectively.

Key assumptions used in the determination of recoverable value

In determining the asset recoverability through value in use, management makes estimates, judgments and assumptions on uncertain matters.  For each cash-generating unit, the value in use is determined based on economic assumptions and forecasted operating conditions as follows:

	2016
	U.S.	Canada
Weighted Average Cost of Capital	9.0%	9.5%
Long-Term Growth Rate	2.4%	3.0%
Normalized Tax Rate	40.0%	26.5%
Normalized Cash Free Net Working Capital	15.0%	15.0%

The Company has defined a financial model which considers the revenues, expenditures, cash flows, net tax payments and capital expenditures on a six year period (2017-2022), and perpetuity beyond this tranche. Six years of projections were utilized in order to project a normalized growth rate in the terminal year that was more closely aligned with year six versus year five. The financial projections to determine the net present value of future cash flows are modeled considering the principal variables that determine the historic flows of each group of cash-generating unit and the budgets approved by the Board of Directors.

Sensitivity to changes in assumptions

Changing management’s assumptions, in particular the discount rate and the long-term growth rate, could significantly affect the evaluation of the value in use of our cash generating units and, therefore, the impairment result.  The following changes to the assumptions used in the impairment test lead to the following:

		Excess of recoverable value over	Sensitivity on discount rate		Sensitivity on long-term growth rate		Sensitivity on revenue
	Goodwill	carrying value	Decrease by 10%	Increase by 10%	Decrease by 10%	Increase by 10%	Decrease by 10%	Increase by 10%
	(in millions of US$)
Electrometallurgy - U.S.	351.8	178.9	107.8	(78.4)	(9.8)	19.6	(58.8)	58.8
Electrometallurgy - Canada	71.4	14.1	29.4	(19.6)	—	9.8	(9.8)	19.6
Total	423.2

During the year ended December 31, 2016, the Company recognized an additional goodwill impairment charge of $1,612 associated with its quartz mining business in South Africa, Thaba Chueu Mining (Pty.), Ltd. (Thaba Chueu), as a result of its expected future cash flows.  In estimating the fair value of Thaba Chueu, we considered cash flow projections using assumptions about overall market conditions, expected domestic sales pricing, and cost reduction initiatives.  The impairment charge represented a write-off of the entire goodwill balance at the cash-generating unit, and it is recorded within the Electrometallurgy – South Africa segment.

The addition to goodwill during 2015 is related to the Business Combination with Globe as a result of the purchase price allocation (see Note 5).

As of December 31, 2015 the Company performed its annual goodwill impairment tests which did not indicate any impairment of goodwill was required. Goodwill resulting from the business combination was reviewed as a part of the overall Globe purchase price allocation, and therefore was not considered impaired at December 31, 2015 (see Note 5).

Refer to Note 9 (Property, plant and equipment) for discussion of Management’s impairment analysis of long-lived assets and impairments recognized during the year ended December 31, 2016 and 2015.

8.	Other intangible assets

Changes in the carrying amount of other intangible assets during the years ended December 31 are as follows:

	Development Expenditure	Power Supply Agreements	Rights of Use	Computer Software	Other Intangible Assets	Accumulated Depreciation (Note 24.3)	Impairment (Note 24.5)	Total
Balance at January 1, 2015	42,599	—	22,144	2,105	29,000	(42,001)	(3,398)	50,449
Additions	3,301	—	—	—	7,895	(4,547)	(6,442)	207
Acquisitions through business combinations (Note 5)	—	37,836	—	3,984	1,926	—	—	43,746
Disposals	—	—	—	—	(11,899)	77	—	(11,822)
Transfers from/(to) other accounts and/or captions	—	—	—	—	(3,448)	—	—	(3,448)
Exchange differences	(5,364)	—	(2,287)	(208)	(3,945)	3,342	949	(7,513)
Balance at December 31, 2015	40,536	37,836	19,857	5,881	19,529	(43,129)	(8,891)	71,619
Additions	1,162	—	1,171	—	8,160	(12,649)	(230)	(2,386)
Disposals	—	—	—	—	(5,580)	—	—	(5,580)
Exchange differences	(1,344)	—	(683)	(66)	(325)	1,149	455	(814)
Balance at December 31, 2016	40,354	37,836	20,345	5,815	21,784	(54,629)	(8,666)	62,839

Development expenditure additions in 2016 and 2015 primarily relate to the development of the “Silicio Solar” project undertaken by several subsidiaries.

Other intangible asset additions in 2016 and 2015 primarily relate to the accounting of the rights held to emit greenhouse gasses by several Spanish subsidiaries (see Note 4.20).

As a result of the Business Combination with Globe in 2015, the Company acquired a power supply agreement which provides favorable below-market power rates to a United States production facility as well as the computer software system used at all United States subsidiaries.

The Company was granted certain rights of use on various assets that will have to be returned, free of charge, in successive years. The cost of the assets associated with these concessions is depreciated over the shorter of the useful life of the assets and the period for use and it is estimated that the costs, if any, to be incurred when the assets are handed over will not be significant.

Disposals during the year ended December 31, 2015 primarily relate to sales to third parties of certain intangible assets owned by the Chinese subsidiary Ganzi. The Company received approximately $8,100 for the sale of intangible assets, and recorded a loss of $3,350 in (Loss) Gain on disposals of non-current assets in 2015.

Refer to Note 9 (Property, plant and equipment) for discussion of Management’s impairment analysis of long-lived assets and impairments recognized during the years ended December 31, 2016 and 2015.

9.	Property, plant and equipment

The detail of Property, plant and equipment, net of the related accumulated depreciation and impairment  in 2016 and 2015 is as follows:

	Thousands of US Dollars
	Land and Buildings	Plant and Machinery	Other Fixtures, Tools and Furniture	Advances and Property, Plant and Equipment in the Course of Construction	Mineral Reserves	Other Items of Property, Plant and Equipment	Accumulated Depreciation	Impairment	Total
Balance at January 1, 2015	228,788	918,096	5,194	31,601	5,970	23,177	(732,916)	(364)	479,546
Additions	767	2,282	52	58,464	-	7,386	(55,668)	(45,600)	(32,317)
Acquisitions through business combinations (see Note 5)	9,870	503,333	397	15,078	55,939	-	-	-	584,617
Disposals and other	(4,354)	(1,119)	(105)	-	-	-	2,034	-	(3,544)
Transfers from/(to) other accounts	5,415	18,676	215	(20,858)	-	-	-	(9,774)	(6,326)
Exchange differences	(18,024)	(101,865)	(653)	(3,257)	(1,920)	(504)	69,981	5,839	(50,403)
Balance at December 31, 2015	222,462	1,339,403	5,100	81,028	59,989	30,059	(716,569)	(49,899)	971,573
Additions	488	3,017	801	60,035	-	204	(105,695)	(67,624)	(108,774)
Disposals and other	(600)	(1,448)	-	(688)	-	(7)	1,980	-	(763)
Transfers from/(to) other accounts	4,106	57,345	116	(61,567)	-	-	-	-	-
Exchange differences	(3,015)	(11,594)	28	(2,114)	-	1,947	13,399	4,854	3,505
Transfer to assets and disposal groups classified as held for sale and discontinued operations (see Note 27)	(32,383)	(166,668)	(73)	(26,829)	-	-	141,378	640	(83,935)
Balance at December 31, 2016	191,058	1,220,055	5,972	49,865	59,989	32,203	(665,507)	(112,029)	781,606

During 2016 and 2015 the Company tested the long-lived assets for impairment of subsidiaries with uncertain cash flows.

In this regard, during 2016 as a result of the uncertainty of the cash flow generating capacity of FerroAtlántica de Venezuela (FerroVen), SA. (“FerroVen”) , due to the economic, political and social instability of Venezuela, the Company’s management decided to continue FerroVen operations, until free market conditions are reestablished, only at the local level, which will be generate nil or negative expected cash flows for coming years under those conditions. As a result, the Company impaired in 2016 the long-lived assets and took an impairment charge of $58,472 related to Property, plant and equipment.

Additionally, in 2016, the Company took an impairment charge of  $9,176 comprised of $1,612 of goodwill, $230 of intangibles assets and $7,334 for Property, plant and equipment, due to the weak generation of expected cash flows of the South-African Group mining subsidiary, Thaba Chueu Mining (Pty.), Ltd., in the coming years, due to the unfavorable market conditions with third parties, mainly due to the low quartz prices in the local market.

Also, during 2016 the Company impaired other tangible assets amounting to $1,178 related to abandoned research and development projects.

On the other hand, the Company announced plans in December 2015 to abandon the development of a silicon metal factory in Quebec, Canada (FerroQuebec) as a result of unfavorable market conditions and management’s decision to optimize production capacity at existing operations. As a result, the Company impaired in 2015 the long-lived assets and took an impairment charge of $4,707 related to $561 of intangibles assets and $4,146 for Property, plant and equipment.

During 2015, the Company abandoned plans comprised of the Ganzi project in China to build a silicon metal factory as a result of difficulty in obtaining the necessary permits and unfavorable market conditions. As such, the Company impaired in 2015 the long-lived assets and took an impairment charge of $9,282, comprised of $4,040 for intangibles assets and $5,242 for Property, plant and equipment.

During 2015, the Company idled its silicon metal production facility located in MangShi, China (MangShi). This decision was made as a result of a global decline in silicon metal demand and pricing. Chinese competitors are importing silicon metal, primarily into Europe, at sales prices lower than MangShi’s cost of production. Therefore, management has determined that until such time as the output of MangShi can profitably compete in the global silicon market the facility should remain idle. Management has initiated plans to market the facility for sale. As the future cash flows are uncertain, management performed an impairment analysis with the assistance of an independent specialist, and determined that the highest and best use of the facility would be to scrap the assets and sell the land along with certain multipurpose buildings. Management used the following assumptions to estimate the impairment on these assets:

●
Land and building: land fair value was estimated based on comparable recent land transaction in the proximity of MangShi. Building replacement cost was estimated based on the cost of new construction in the local market, adjusted for the age and remaining useful life of the Company’s assets.

●
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

Therefore, the associated long-lived assets were impaired in 2015 by $36,985 ($773 for Intangibles assets and $36,212 for Property, plant and equipment).  During 2016, there was no additional impairment on the aforementioned fixed assets at MangShi.

Disposals during the year ended December 31, 2015 relate to the sale to third parties of assets owned by the Chinese subsidiary Ganzi. The amount collected by that subsidiary for the sale to third parties of Property, plant and equipment totaled in 2015 $3,800, and the Company recognized a gain in 2015 of $306 recorded in (Loss) gain on disposals of non-current assets.

Property, plant and equipment acquired through the Business Combination with Globe were recorded at fair value in accordance with the purchase price allocation (see Note 5).

Other than those recorded during the year, there is no indication of impairment in the Company’s Property, plant and equipment, as the recoverable amount of the assets is higher than their carrying amount, net of any depreciation.

The Company takes out insurance policies to cover the possible risks to which it’s Property, plant and equipment are subject and against which claims might be filed in the pursuit of its business activities. These policies are considered to adequately cover the risks to which the related items were subject at December 31, 2016 and 2015.

Property, plant and equipment pledged as security

At December 31, 2016 and 2015, the Company has property, plant and equipment of $597,385 and $687,953, respectively, pledged as security for outstanding bank loans and other payables.

Finance leases

Finance leases held by the Company included in Plant and Machinery at December 31 are as follows:

	Life (Years)	Time Elapsed (Years)	Historical Cost (Euros)	Cost ($)	Accumulated Depreciation ($)	Carrying Amount ($)	Interest Payable ($)	Lease Payments Outstanding ($)
December 31, 2016 Hydroelectrical installations (*)	10	4.6	109,047	114,946	(73,866)	41,080	—	81,383
December 31, 2015 Hydroelectrical installations	10	3.6	109,047	118,719	(73,013)	45,706	—	94,390

(*) The balance of the assets and liabilities related to Hydroelectrical installations as of December 31, 2016 has been presented as a disposal group held for sale (see Note 27). Refer to Note 27 for minimum finance lease payments by year.

These assets will revert back to the Spanish State, free of charges, between 2038 and 2060. The costs incurred at the time of the reversal are not deemed to be significant.

Commitments

Continued operations

On December 20, 2016, Grupo FerroAtlántica, S.A.U., FerroAtlántica, S.A., a wholly-owned subsidiary of Grupo FerroAtlántica, S.A.U. and Silicio Ferrosolar, S.L.U., a wholly-owned subsidiary of Grupo FerroAtlántica, S.A.U., entered into a joint venture agreement (the “Solar JV Agreement”) with Blue Power and Aurinka providing for the formation and operation of a joint venture with the purpose of producing UMG solar silicon. The entry into the joint venture pursuant to the Solar JV Agreement is subject to certain conditions precedent, including the satisfactory completion of an ex-ante verification procedure in relation to the ability of the technology to be contributed to the joint venture by Blue Power to meet certain technical and cost parameters and the authorization of the joint venture by Ferroglobe PLC, Blue Power and Aurinka’s management bodies. All these conditions precendents were met during 2017 and the Solar JV Agreement is now fully binding.  Under the Solar JV Agreement, FerroAtlántica will indirectly own 75% of the operating companies to be formed as part of the joint venture, one of which will own certain assets comprising, among others, constructions at Sabón and a UMG solar silicon plant at Puertollano, Spain, and 51% of the company to be formed as part of the joint venture to hold certain intellectual property rights and know-how contributed by Blue Power and FerroAtlántica, which will license such intellectual property rights and know-how to the aforementioned operating companies. Pursuant to the Solar JV Agreement, FerroAtlántica will incur capital expenditures, subject to the approval of the joint venture board, in connection with the joint venture of of a maximum of €118 million over an initial phase estimated for up to two years. Further investment in the joint venture will be determined as the joint venture progresses. In connection with the Solar JV Agreement, FerroAtlántica has obtained two loans, the principal amounts of which are approximately €45 million and approximately €27 million, respectively, from the Spanish Ministry of Industry and Energy for the purpose of building and operating the UMG solar silicon plant.

Discontinued operations – Spanish energy businesses

At December 31, 2016 and 2015, the Company has capital expenditure commitments totaling $12,493 and $22,600, respectively, primarily related to the addition of 19 mega watts of annual capacity to existing hydroelectric power plants in Spain.

10.	Financial assets

Non-current and current financial assets comprise the following at December 31:

	2016
	Non- Current	Current	Total
Financial assets held with third parties:
Loans and receivables	2,388	—	2,388
Other financial assets	3,435	4,049	7,484
Total	5,823	4,049	9,872

	2015
	Non- Current	Current	Total
Financial assets held with third parties:
Loans and receivables	6,015	—	6,015
Other financial assets	3,657	4,112	7,769
Total	9,672	4,112	13,784

As of December 31, 2016, as a result of the impairment analysis of non-current financial assets, the Company has considered as non-recoverable financial assets recorded as ‘Financial assets held with third parties - Loans and receivables’, which correspond mainly to accounts receivable from non-controlling interest amounting to $4,547, and impaired other non-recoverable financial assets amounting $1,076 (see Note 24.5).

Trade and other receivables

Trade and other receivables comprise the following at December 31:

	2016	2015
Trade receivables	152,303	220,500
Trade notes receivable	725	746
Unmatured discounted notes and bills	719	783
Doubtful trade receivables	14,671	11,068
Tax receivables (1)	17,299	34,339
Employee receivables	456	187
Other receivables	37,904	18,699
Less – Impairment losses on uncollectible trade receivables	(14,671)	(11,068)
	209,406	275,254

(1)
“Tax receivables” relates mainly to VAT borne, to be offset or refunded by the tax authorities in the countries in which the Company is located, mainly Spain (FerroAtlántica and Silicio FerroSolar), France (FerroPem), United States (GSM) and Venezuela (FerroVen).

The fair value of the balances included under this heading, which are expected to be settled within less than one year, does not differ substantially from their carrying amount and, therefore, these balances have not been adjusted to amortized cost.

The age of the past-due receivables for which no allowance had been recognized is as follows:

	2016	2015
0-90 days	54,428	70,849
90-180 days	9,011	8,154
180-360 days	1,061	253
	64,500	79,256
Average collection period (days)	57	65

The changes in impairment losses during 2016 and 2015 were as follows:

Impairment
Balance at January 1, 2015	7,220
Charge for the year (Note 24.3)	5,305
Reversed	(623)
Exchange differences	(834)
Balance at December 31, 2015	11,068
Charge for the year (Note 24.3)	7,578
Amount in used	(3,425)
Exchange differences	(550)
Balance at December 31, 2016	14,671

The Company recognized the related valuation adjustments to cover the risk of possible bad debts that might arise (see Note 24.3).

As mentioned in Note 6, during 2016 sales corresponding to Dow Corning Corporation represented 13.7% of the Company’s sales. During 2015, no single customer represented more than 10% of the Company’s sales.

Factoring without recourse arrangements

The Company entered into factoring without recourse agreements for trade receivables. There were $100,827 and $99,477 of factored receivables outstanding as of December 31, 2016 and 2015, respectively.

Factoring arrangements transferring substantially all economic risks and rewards associated with accounts receivable to a third party are accounted for by derecognizing the accounts receivable upon receiving the cash proceeds of the factoring arrangement.

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

Loans and receivables

Loans and receivables comprise the following at December 31:

	2016		2015
	Non-Current	Current	Non-Current	Current
Loans and receivables from third parties	2,388	—	6,015	—

These receivables primarily relate to payments to local public-sector entities pursuant to local legislation of various subsidiaries, which will be paid back to the subsidiaries or replaced with third-party loans. These accounts are valued at amortized cost.

The planned long-term maturity of these accounts receivable at December 31 is as follows:
	2016
	2018	2019	2020	2021	Other	Total
Receivable from third parties	404	153	137	141	1,553	2,388

	2015
	2017	2018	2019	2020	Other	Total
Receivable from third parties	228	193	187	167	5,240	6,015

11.	Inventories

Inventories comprise the following at December 31:

	2016	2015
Finished industrial goods	116,629	238,729
Raw materials in progress and industrial supplies	176,568	148,871
Other inventories	23,708	40,800
Advances to suppliers	954	182
Less – Write-downs	(1,157)	(3,210)
	316,702	425,372

The changes in Write-downs during 2016 and 2015 were as follows:

Write-downs
Balance at January 1, 2015	5,715
Charge for the year (Note 24.3)	917
Amount in used	(2,870)
Exchange differences	(552)
Balance at December 31, 2015	3,210
Charge for the year (Note 24.3)	—
Amount in used	(2,048)
Exchange differences	(5)
Balance at December 31, 2016	1,157

The write-downs in 2016 and 2015 were recognized to adjust the acquisition or production cost to the net realizable value of the inventories. When the Company considers non reversal inventory impairment, it registers this as a ‘Cost of sales’ in the consolidated income statement.

The Company’s purchase commitments totaled approximately $19,956 at December 31, 2016 and $11,700 at December 31, 2015.

The Company secured insurance policies to sufficiently cover the costs and expenses arising from possible future losses relating to inventories.

At December 31, 2016 and 2015, approximately $118,561 and $166,600, respectively, of inventories are secured as collateral for several outstanding loan agreements.

12.	Other assets

Other non-current and current assets comprise the following at December 31:

	2016			2015
	Non-			Non-
	Current	Current	Total	Current	Current	Total
Guarantees and deposits given	1,139	—	1,139	3,680	—	3,680
Prepayments and accrued income	—	6,211	6,211	—	—	—
Biological assets	17,365	—	17,365	13,767	—	13,767
Other assets	1,741	3,599	5,340	3,168	10,134	13,302
	20,245	9,810	30,055	20,615	10,134	30,749

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

In particular, the methods and assumptions used in determining the fair value are as follows:

●	The arm’s length price (market price) used by the market for wood of varying ages. It should be noted that Silicon Smelters does not normally use production cost to measure the wood.

●	The wood pulp industry Mean Annual Increment (MAI) index of 15 for gum and 10.5 for pine is used to determine the annual growth rate of the plantations.

●	The density index used to convert cubic meters of wood to metric tons is 0.94 for pine and 1 for wood pulp.

●	Lastly, it should be noted that the foregoing assumptions were applied on a consistent basis in recent years.

Third parties have filed claims against this investee in respect of a portion of these plantations, but it is not possible to assess the financial exposure in this connection. The cost of the plantations that are the subject of claims amounts to $1,806 at December 31, 2016 and $1,604 at December 31, 2015. In this regard, the Company considers the risk of these claims to be remote and, therefore, no provision has been recognized in this connect.

Other current assets at December 31, 2015 includes an insurance receivable for $8,500 for reimbursement for the amount payable to third parties related to the complaint lodged by certain GSM shareholders in connection with the Business Combination. During 2016 the mentioned receivable has been settled.

13.	Equity

Share capital

Ferroglobe PLC was incorporated on February 5, 2015 and issued one ordinary share with a face value of $1.00. The share was issued but uncalled. On October 13, 2015, the Company increased its share capital by £50,000 by issuing 50,000 sterling non-voting redeemable preference shares (the “Non-voting Shares”) as well as 14 ordinary shares with a par value of $1.00.

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

On June 22, 2016 the Company completed a reduction of the share capital and as such the nominal value of each share has been reduced from $7.50 to $0.01, with the amount of the capital reduction being credited to a distributable reserve.

On November 18, 2016, Class A Ordinary Shares were converted into ordinary shares of Ferroglobe as a result of the distribution of beneficial interest units in the Ferroglobe Representation and Warranty Insurance Trust to certain Ferroglobe shareholders.

At December 31, 2016 there were 171,838,153 Class A ordinary shares outstanding with a par value of $0.01, for a total issued and outstanding share capital of $1,795. At December 31, 2016 main shareholders were as follows:

	Number of Shares	Percentage of
Name	Beneficially Owned	Outstanding Shares
Grupo Villar Mir, S.A.U.	94,554,634	55.0%

Valuation adjustments

Valuation adjustments comprise the following at December 31:

	2016	2015
Actuarial gains and losses	(7,509)	(11,806)
Hedging instruments and other	(4,378)	(6,629)
Total	(11,887)	(18,435)

Capital management

The Company’s primary objective is to maintain a balanced and sustainable capital structure through the industry’s economic cycles, while keeping the cost of capital at competitive levels so as to fund the Company’s growth. The main sources of financing are as follows:

●       Cash flows from continuing operations.

●        Long-term corporate financing through each of the Company’s main subsidiaries in local currencies.

●      Revolving credit facilities taken out by the Company to provide subsidiaries financing.

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

Management reviews the Company’s capital structure and position using the financial ratios discussed in Note 16 (Bank borrowings), including the leverage ratio, which management deemed adequate at December 31 as follows:

	2016	2015	2014

Consolidated equity	892,042	1,294,973	507,677
Gross financial debt (*) (**)	514,587	516,976	523,148
Cash and cash equivalents	(196,931)	(116,666)	(48,651)
Net financial debt	317,656	400,310	474,497
Net financial debt/Consolidated equity (***)	35.61%	30.91%	93.46%

(*)	Including the carrying amount (fair value) of the hedging derivatives recognized, arranged by several subsidiaries.
(**)
As of December 31, 2016 this caption, due to its classification as “held for the sales” the balances corresponding to the Spanish energy business (see Note 1), do not contain the “gross financial debt” nor “cash and cash equivalents” that amount to $86,959 and $51, respectively. Consequently, if these balances were included, the “Net financial debt” would be $404,564, and the ratio “Net financial debt/Consolidated equity” of 45.4%.

(***)	Some bank borrowings require a leverage ratio lower than 100%.

The distribution of the Company’s borrowings between non-current and current is as follows:

	2016(*)		2015		2014
	Balance ($)%		Balance ($)%		Balance ($)%
Non-current gross financial debt	269,325	52.34%	320,993	62.09%	364,287	69.63%
Current gross financial debt	245,262	47.66%	195,983	37.91%	158,861	30.37%
Gross financial debt	514,587	100.00%	516,976	100.00%	523,148	100.00%

(*)
As of December 31, 2016 this caption, due to its classification as “held for sale” the balances corresponding to the Spanish energy business (see Note 1), do not contain the “non-current gross financial debt” nor “Current gross financial debt” amounted $76,452 and $10,507, respectively. Consequently, if these balances were taken, the “Gross financial debt” would be $601,546.

Dividends

Dividends distributed by Ferroglobe PLC during the year ended December 31, 2016, are as follows:

●
The Board of Directors of Ferroglobe PLC resolved to four interim dividend payments during 2016 of $0.08 per share, paid on March 14, August 12, September 28, and December 29, and each totaling $13,747, respectively, distributed as cash payments through Reserves. As of December 31, 2016, all dividends declared were paid.

Dividends distributed by FerroAtlántica during the year ended December 31, 2015 to its former sole shareholder, Grupo Villar Mir, S.A.U., are as follows:

●
The Board of Directors of FerroAtlántica resolved to distribute dividends on November 27, 2015, December 21, 2015 and December 22, 2015, totaling $15,870, $133, and $5,476, respectively, through cash payments from Reserves on those dates.

Non-controlling interests

The changes in Non-controlling interests in the consolidated statements of financial position in 2016 and 2015 were as follows:

Balance ($)

January 1, 2014	20,787
Loss for the year	(6,706)
Translation differences and other	3,897
December 31, 2014	17,978
Loss for the year	(15,204)
Business combination (See Note 5)	144,533
Translation differences and other	(5,484)
December 31, 2015	141,823
Loss for the year	(20,186)
Translation differences and other	3,919
December 31, 2016	125,556

The stand-alone statutory information regarding the largest non-controlling interests, in accordance with IFRS 12 Disclosure of Interests in Other Entities, is as follow:

WVA Manufacturing, LLC (WVA) was formed on October 28, 2009 as a wholly-owned subsidiary of Globe. On November 5, 2009, Globe sold a 49% membership interest in WVA to Dow Corning Corporation (“Dow Corning”), an unrelated third party. As part of the sale of the 49% membership interest to Dow Corning, an operating agreement and an output and supply agreement were established. The output and supply agreement states that of the silicon metal produced by WVA, 49% will be sold to Dow Corning and 51% to Globe, which represents each member’s ownership interest, at a price equal to WVA’s actual production cost plus $100 per metric ton. The agreement will automatically terminate upon the dissolution or liquidation of WVA in accordance with the joint venture agreement between Globe and Dow Corning.  As of December 31, 2016 and 2015, the balance of non-controlling interest related to WVA was $93,506 and $95,169, respectively.

Quebec Silicon Limited Partnership (QSLP), formed under the laws of the Province of Québec on August 20, 2010 is managed by its general partner, Quebec Silicon General Partner Inc., which is a wholly-owned subsidiary of Globe. QSLP owns and operates the silicon metal operations in Bécancour, Québec. QSLP’s production output is subject to a supply agreement, which sells 51% of the production output to Globe and 49% to Dow Corning, which represents each member’s ownership interest, at a price equal to QSLP’s actual production cost plus 31 Canadian dollars per metric ton.  As of December 31, 2016 and 2015, the balance of non-controlling interest related to QSLP was $45,349 and $49,404, respectively.

	2016
Statement of Financial Position	WVA	QSLP
Non-current assets	69,329	30,410
Current assets	34,116	64,307
Non-current liabilities	4,226	12,276
Current liabilities	16,121	17,016

Income Statement
Sales	165,640	96,869
Operating profit	6,197	833
Profit before taxes	6,209	886
Net Income	9,782	886

Cash Flow Statement
Cash flows from operating activities	10,012	4,690
Cash flows from investing activities	(8,496)	(6,142)
Cash flows from financing activities	—	—
Exchange differences on cash and cash equivalents in foreign currencies	—	85
		—
Beginning balance of cash and cash equivalents	—	2,109
Ending balance of cash and cash equivalents	1,516	742

14.	(Loss) earnings per share

Basic (loss) earnings per ordinary share are calculated by dividing the consolidated (loss) profit for the year attributable to Ferroglobe by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year, if any.

From continued and discontinued operations

	2016	2015	2014

Basic(loss) earnings per share computation
Numerator:
(Loss) profit attibutable to Ferroglobe PLC	(338,427)	(43,268)	38,437
Denominator:
Weighted average basic shares outstanding	171,838,153	99,699,262	98,078,163
Basic (loss) earnings per ordinary share (US Dollars)	(1.97)	(0.43)	0.39
Diluted (loss) earnings per share computation
Numerator:
(Loss) profit attibutable to Ferroglobe PLC	(338,427)	(43,268)	38,437
Denominator:
Weighted average basic shares outstanding	171,838,153	99,699,262	98,078,163
Effect of dilutive securities	—	—	—
Weighted average diluted shares outstanding	171,838,153	99,699,262	98,078,163
Diluted (loss) earnings per ordinary share (US Dollars)	(1.97)	(0.43)	0.39

From continued operations

	2016	2015	2014

Basic(loss) earnings per share computation
Numerator:
(Loss) profit attibutable to Ferroglobe PLC	(335,362)	(43,072)	28,150
Denominator:
Weighted average basic shares outstanding	171,838,153	99,699,262	98,078,163
Basic (loss) earnings per ordinary share (US Dollars)	(1.95)	(0.43)	0.29
Diluted (loss) earnings per share computation
Numerator:
(Loss) profit attibutable to Ferroglobe PLC	(335,362)	(43,072)	28,150
Denominator:
Weighted average basic shares outstanding	171,838,153	99,699,262	98,078,163
Effect of dilutive securities	—	—	—
Weighted average diluted shares outstanding	171,838,153	99,699,262	98,078,163
Diluted (loss) earnings per ordinary share (US Dollars)	(1.95)	(0.43)	0.29

From discontinued operations

	2016	2015	2014

Basic(loss) earnings per share computation
Numerator:
(Loss) profit attibutable to Ferroglobe PLC	(3,065)	(196)	10,287
Denominator:
Weighted average basic shares outstanding	171,838,153	99,699,262	98,078,163
Basic (loss) earnings per ordinary share (US Dollars)	(0.02)	—	0.10
Diluted (loss) earnings per share computation
Numerator:
(Loss) profit attibutable to Ferroglobe PLC	(3,065)	(196)	10,287
Denominator:
Weighted average basic shares outstanding	171,838,153	99,699,262	98,078,163
Effect of dilutive securities	—	—	—
Weighted average diluted shares outstanding	171,838,153	99,699,262	98,078,163
Diluted (loss) earnings per ordinary share (US Dollars)	(0.02)	—	0.10

Potential ordinary shares of 96,236 (107,913 in 2015) were excluded from the calculation of diluted (loss) earnings per ordinary share in 2016 because their effect would be anti-dilutive due to a net loss position. The Company had no dilutive or anti-dilutive shares in 2014.

Due to the exchange in shares outstanding in which the Company acquired all 200,000 of the issued and outstanding ordinary shares from Grupo Villar Mir, S.A.U., of FerroAtlántica in exchange for 98,078,163 newly-issued Ferroglobe Class A ordinary shares in connection with the Business Combination (see Note 13 – Equity), the Company considered the 98,078,163 newly-issued shares related to FerroAtlántica, as the Predecessor, as the total shares outstanding for the period from January 1, 2015 to December 23, 2015 (date of Business Combination), and for 2014, for purposes of calculating average number of shares outstanding. As a result, the earnings per share calculations shown in the historical consolidated statements of operations for

 2014, which reflect the historical results of the Predecessor, have been changed to restate the average number of shares outstanding and resulting basic and diluted earnings per share.

15.	Provisions

Non-current and current provisions comprise the following at December 31:

	2016			2015
	Non-Current	Current	Total	Non-Current	Current	Total

Provision for pensions	60,660	216	60,876	58,308	195	58,503
Environmental provision	2,778	305	3,083	2,373	352	2,725
Provisions for litigation	—	—	—	—	787	787
Provisions for third-party liability	5,822	13	5,835	5,323	1,965	7,288
Other provisions	12,697	19,093	31,790	15,849	5,711	21,560
	81,957	19,627	101,584	81,853	9,010	90,863

The changes in the various line items of provisions in 2016 and 2015 were as follows:

	Provision for Pensions	Environmental Provision	Provisions for Litigation in Progress	Provisions for Third-Party Liability	Other Provisions	Total

Balance at January 1, 2015	44,927	1,903	807	8,909	120	56,666
Charges for the year	5,208	139	331	2,270	4,003	11,951
Provisions reversed with a credit to income	(149)	(55)	(265)	(232)	—	(701)
Incorporation to the scope of consolidation	20,582	978	—	—	17,756	39,316
Amounts used	(2,928)	—	—	(4,356)	(275)	(7,559)
Provision against equity	(756)	—	—	—	—	(756)
Exchange differences and others	(8,381)	(240)	(86)	697	(44)	(8,054)
Balance at December 31, 2015	58,503	2,725	787	7,288	21,560	90,863
Charges for the year	6,009	272	—	—	6,777	13,058
Provisions reversed with a credit to income	—	—	—	(1,765)	(156)	(1,921)
Amounts used	(4,812)	(62)	—	(189)	(2,508)	(7,571)
Provision against equity	(4,297)	—	—	—	—	(4,297)
Transfers from/(to) other accounts	—	—	(787)	—	7,384	6,597
Exchange differences and others	5,473	148	—	501	61	6,183
Transfer to liabilities associated with assets held for sale (see Note 27)	—	—	—	—	(1,328)	(1,328)
Balance at 31 December 2016	60,876	3,083	—	5,835	31,790	101,584

The main provisions relating to employee obligations are as follows:

France

These relate to various obligations assumed by FerroPem, S.A.S. with various groups of employees relate to long-service benefits, medical insurance supplements and retirement obligations, all of which are defined benefit obligations, whose changes in 2016 and 2015 were as follows:

	2016	2015

Obligations at beginning of year	26,834	30,115
Current service cost	1,530	1,545
Borrowing costs	527	531
Actuarial differences	2,854	(846)
Benefits paid	(972)	(1,016)
Exchange differences	(1,040)	(3,495)
Obligations at end of year	29,733	26,834

At December 31, 2016 and 2015, the effect of a 1% change in the cost of this provision would have resulted in a change to the provision of approximately $1,926 and $1,912, respectively.

The following table reflects the gross benefit payments that are expected to be paid for the benefit plans for the year ended December 31, 2016:

2016

2017	1,372
2018	1,189
2019	1,183
2020	1,431
2021	1,139
Years 2022-2026	8,792

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

In this regard, the changes of this provision in 2016 and 2015 were as follows:

	2016	2015

Obligations at beginning of year	7,989	9,933
Current service cost	307	522
Borrowing costs	817	153
Actuarial differences	(998)	90
Benefits paid	(424)	(333)
Exchange differences	1,069	(2,376)
Obligations at end of year	8,760	7,989

At December 31, 2016 the effect of a 1% change in the cost of the medical aid would have resulted in a change to the provision of approximately $607 ($1,763 in 2015).

The breakdown, in percentage, of the plan assets are as follows:

	2016	2015

Cash	17.42%	10.15%
Equity	35.31%	39.45%
Bond	13.23%	15.98%
Property	2.76%	2.63%
International	25.47%	28.46%
Others	5.81%	3.33%
Total	100.00%	100.00%

As of December 31, 2016 and 2015 the Plan assets amounted to $3,532 and $2,703, respectively. Changes in the fair value of plan assets linked to the defined benefit plans in South Africa were as set forth in the following table:

	2016	2015

Fair value of plan assets at the beginning of the year	2,703	3,676
Interest income on assets	284	216
Benefits paid	—	(579)
Actuarial differences	(112)	69
Other	657	(679)
Fair value of plan assets at the end of the year	3,532	2,703
Actual return on assets	165	285

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

The most recent of the present value of the defined benefit obligation actuarial valuation was determined at December 31, 2016 by independent actuaries. The present value of the obligation for defined benefit cost, the current service cost and past service cost were determined using the projected unit credit method.

In this regards, the changes of this provision in 2016 and 2015 were as follows:

	2016	2015

Obligations at beginning of year	3,089	2,565
Current service cost	89	613
Borrowing costs	535	3,953
Actuarial differences	2,262	—
Benefits paid	(135)	(303)
Exchange differences	(2,885)	(3,739)
Obligations at end of year	2,955	3,089

The summary of the main actuarial assumptions used to calculate the aforementioned obligations is as follows:

	France		South Africa		Venezuela
	2016	2015	2016	2015	2016	2015

Salary increase	1.60%-6.10%	1.60%-6.10%	8.2%	8.3%	60%	60%
Discount rate	2%	2%	9.8%	9.5%	76.80%	66.40%
Expected inflation rate	1.60%	1.60%	7.2%	7.2%	200%	60%
Mortality	TGH05/TGF05	TGH05/TGF05	PA(90)	N/A	UP94	UP94
Retirement age	65	65	63	63	63	63

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

Benefit Obligations and Funded Status – The following provides a reconciliation of the benefit obligations, plan assets and funded status of the North American plans as of December 31, 2016 and 2015:

	2016				2015
	USA	Canada			USA	Canada
	Pension Plans	Pension Plans	Post- retirement Plans	Total	Pension Plans	Pension Plans	Post-retirement Plans	Total
Benefit obligation	36,762	21,854	7,382	65,998	37,394	20,657	7,304	65,355
Fair value of plan assets	(29,711)	(16,859)	—	(46,570)	(29,427)	(15,346)	—	(44,773)
Provision for pensions	7,051	4,995	7,382	19,428	7,967	5,311	7,304	20,582

All North American pension and postretirement plans are underfunded. At December 31, 2016 and 2015, the accumulated benefit obligation was $58,616 and $58,051 for the defined pension plan and $7,382 and $7,304 for the postretirement plans, respectively.

The assumptions used to determine benefit obligations at December 31, 2016 and 2015 for the North American plans are as follows:

	North America – 2016			North America – 2015
	USA	Canada		USA	Canada
	Pension Plan	Pension Plan	Postretirement Plan	Pension Plan	Pension Plan	Postretirement Plan
Salary increase	N/A	2.75%-3.00%	N/A	N/A	2.75%-3.00%	N/A
Discount rate	3.75%-4.00%	3.95%	4.05%	3.75%-4.00%	4.15%	4.20%
Expected inflation rate	N/A	N/A	N/A	N/A	N/A	N/A
Mortality	SOA RP-2014 Total Dataset Mortality	CPM2014-Private	CPM2014-Private	RP-2014 Blue Collar	CPM2014 -Private	CPM2014-Private
Retirement age	65	65	55	65	60	60

The discount rate used in calculating the present value of our North American pension plan obligations is developed based on the BPS&M Pension Discount Curve for 2016 and the Citigroup Pension Discount Curve for 2015 both the GMI plans and Core Metals plan, and the Mercer Proprietary Yield Curve for 2016 and 2015 Quebec Silicon pension and postretirement benefit plans and the expected cash flows of the benefit payments.

The Company expects to make discretionary contributions of approximately $1,167 to the defined benefit pension and postretirement plans for the year ending December 31, 2017.

The following reflects the gross benefit payments that are expected to be paid for the benefit plans for the year ended December 31, 2016:

	Pension Plans	Non-pension Postretirement Plans
2017	3,077	216
2018	3,183	218
2019	3,253	220
2020	3,291	219
2021	3,315	226
Years 2022-2026	17,035	1,335

The accumulated non-pension postretirement benefit obligation has been determined by application of the provisions of the Company’s health care and life insurance plans including established maximums, relevant actuarial assumptions and health care cost trend rates projected at 6.0% for 2017 and decreasing to an ultimate rate of 4.3% in fiscal 2033. At December, 31 2016 and 2015, the effect of a 1% increase in health care cost trend rate on the non-pension postretirement benefit obligation is $1,857 and $1,392, respectively.  At December, 31 2016 and 2015 the effect of a 1% decrease in health care cost trend rate on the non-pension postretirement benefit obligation is ($1,451) and ($1,087), respectively.

The changes of this provision 2016 were as follows:

	2016
	USA	Canada
	Pension	Pension	Post- retirement
	Plans	Plans	Plans	Total

Obligations at beginning of year	37,394	20,657	7,304	65,355
Service cost	226	165	252	643
Borrowing cost	1,449	877	317	2,643
Actuarial differences	(503)	384	(594)	(713)
Benefits paid	(1,732)	(927)	(138)	(2,797)
Exchange differences	—	698	241	939
Expenses	(72)	—	—	(72)
Plan amendments	—	—	—	—
Obligations at end of year	36,762	21,854	7,382	65,998

The plan assets of the defined benefit and retirement and post retirement plans in North America are comprised of assets that have quoted market price in an active market.  The breakdown as of as of December 31, 2016 and 2015 of the assets by class are:

	2016	2015
Cash	2%	1%
Equity Mutual Funds	46%	54%
Fixed Income Securities	50%	43%
Real Estate Mutual Funds	2%	2%
Total	100%	100%

As at December 31, 2016, the changes in plan assets were as follows:

	2016
	USA	Canada
	Pension Plans	Pension Plans	Total
Fair value of plan assets at the beginning of the year	29,427	15,346	44,773
Interest income on assets	1,130	663	1,793
Benefits paid	(1732)	(927)	(2,659)
Actuarial return (loss) on plan assets	936	444	1,380
Other	(50)	1,333	1,283
Fair value of plan assets at the end of the year	29,711	16,859	46,570

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

Other provisions

Other provisions relate to current obligations arising from past actions that involve a probable outflow of resources that can be reliably estimated and are not included in the previous sections of this Note to the consolidated financial statements, as ‘Asset retirement obligations’ amounting approximately $10.1 million (Non-current: $5.4 million and Current: $4.7 million), ‘Retained acquisition contingencies” amounting approximately $5.7 million (Non-current: $5.2 million and Current: $0.5 million), ‘Provision for liabilities related to the emission of greenhouse gases’ approximately $5.5 million (Non-current: nil and Current: $5.5 million) and other provisions and accruals as of the date of the consolidated financial statements.

16.	Bank borrowings

Non-current and current bank borrowings comprise the following at December 31:

	2016 (a)
	Limit	Non-Current Amount Drawn Down	Current Amount Drawn Down	Total
Borrowings to finance investments	76,000	8,198	64,545	72,743
Credit facilities (b)	453,000	171,260	166,950	338,210
Discounted bills and notes	8,000	—	719	719
Other	10,000	15	9,604	9,619
Total	547,000	179,473	241,818	421,291

	2015 (a)
	Limit	Non-Current Amount Drawn Down	Current Amount Drawn Down	Total
Borrowings to finance investments	153,000	57,278	50,641	107,919
Credit facilities (b)	579,000	154,001	114,089	268,090
Discounted bills and notes	7,000	—	783	783
Other	30,000	12,397	17,041	29,438
Total	769,000	223,676	182,554	406,230

(a)
In February 2017, the Company issued Senior Notes in the amount of $350 million, which was primarily used to repay a majority of the amount drawn down as of December 31, 2016. See Note 28 for further detail about the refinancing arrangement.

(b)
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

At December 21, 2016, the Company amended the Revolving Credit Agreement (Second Amendment to Credit Agreement and Limited Waiver Agreement), which among other matters, reduced the credit limit of the credit facility from $300,000 to $200,000. At December 31, 2016 and 2015, the undrawn balance was $75,000 and $198,978, respectively. In addition, this agreement served as a waiver of non-compliance of  certain restrictive financial loan covenants as of December 31, 2016.

As part of the refinancing process mentioned above, on February 15, 2017, the Company entered into the Amended Revolving Credit Facility Agreement to amend the Revolving Credit Agreement (see Note 28).

The detail, by currency, of non-current and current bank borrowings, at December 31, is as follows:

	2016
	Limit	Non-Current Amount Drawn Down	Current Amount Drawn Down	Total
Borrowings in euros	276,000	54,458	179,900	234,358
Borrowings in US Dollars	240,000	125,015	32,283	157,298
Borrowings in other currencies	31,000	—	29,635	29,635
Total	547,000	179,473	241,818	421,291

	2015
	Limit	Non-Current Amount Drawn Down	Current Amount Drawn Down	Total
Borrowings in euros	319,000	109,056	149,179	258,235
Borrowings in US Dollars	320,000	100,048	3,080	103,128
Borrowings in other currencies	130,000	14,572	30,295	44,867
Total	769,000	223,676	182,554	406,230

The detail, by maturity, of the non-current bank borrowings at December 31 is as follows:

	2016
	2018	Total
Borrowings to finance investments	8,198	8,198
Credit facilities	171,260	171,260
Other	15	15
Total	179,473	179,473

	2015
	2017	2018	2019	2020	Other	Total
Borrowings to finance investments	18,271	20,399	4,536	—	14,072	57,278
Credit facilities	17,194	136,807	—	—	—	154,001
Other	1,502	998	998	998	7,901	12,397
Total	36,967	158,204	5,534	998	21,973	223,676

The average interest rate on the Company’s financial borrowings during 2016 was 5.03%, including discontinued operations; and, 4.78%, excluding discontinued operations (5.44% in 2015, until the date of the Business Combination).

Borrowings to finance investments

Borrowings to finance investments include bank borrowings, secured by in real guarantee, arranged to finance investments in non-current assets, including most following at December 31:

	2016
Purpose	Maturity	Limit	Non-Current	Current	Total
Corporate finance	2021	14,000	—	13,350	13,350
Sundry investments in South Africa	2018	25,000	—	23,840	23,840
Syndicated financing for sundry investments in France	2018	17,000	8,198	8,199	16,397
Investments in MangShi plant	2019	14,000	—	13,176	13,176
Acquisition of SamQuarz (Pty.), Ltd.	2018	6,000	—	5,781	5,781
Others		—	—	199	199
		76,000	8,198	64,545	72,743

	2015
Purpose	Maturity	Limit	Non-Current	Current	Total
Corporate finance
Sundry investments in South Africa	2016	21,000	—	20,616	20,616
Sundry investments in South Africa	2018	16,000	—	13,549	13,549
Syndicated financing for sundry investments in France	2026	36,000	6,772	3,472	10,244
Investments in MangShi plant	2018	42,000	16,935	8,468	25,403
Acquisition of SamQuarz (Pty.), Ltd.	2019	18,000	13,609	4,536	18,145
Corporate investment financing	2018	6,000	5,890	—	5,890
2021		14,000	14,072	—	14,073
		153,000	57,278	50,641	107,919

Main bank borrowings to finance investments agreements include conditions relating to the achievement of certain financial and equity ratios associated with the separate financial statements of each company that is a party thereto, that had not been achieved as of year-end, except in the case of the syndicated credit facilities by granted to FerroPem, S.A.S.

As mentioned above, in February 2017, the Company issued Senior Notes in the amount of $350 million, which was primarily used to repay a majority of the amount drawn down as of December 31, 2016. See Note 28 for further detail about the refinancing arrangement.

17.	Leases

Obligations under finance leases

Non-current and current obligations under finance leases comprise the following at December 31:

	2016			2015
	Non-Current	Current	Total	Non-Current	Current	Total
Hydroelectrical installations (including power lines and concessions)	—	—	—	84,055	10,335	94,390
Other finance leases	3,385	1,852	5,237	5,713	3,094	8,807
	3,385	1,852	5,237	89,768	13,429	103,197

The most significant finance lease relates to the Company’s rights to use certain hydroelectrical installations. The balance of this financial liability related to Spanish hydroelectrical installations as of December 31, 2016 has been recognized in the account “Liabilities associated with assets held for sale - obligations under financial leases” (see Note 27), and as of December 31, 2016 has a non-current and current balance amounting $70,876 and $10,507, respectively.

The detail, by maturity, of the non-current payment obligations under finance leases as of December 31, 2016 is as follows:

	2018	2019	2020	2021	Other	Total
Other finance leases	1,391	942	446	471	135	3,385
	1,391	942	446	471	135	3,385

         Operating leases

The Company also enters into operating leases, the most significant of which relates to the Company’s office leases. Expenses associated with operating leases are recorded in Other operating expenses in the consolidated income statement, and the minimum lease payments on operating leases at December 31 are as follows:

Minimum Operating Lease Payments	2016	2015
Within one year	1,788	2,067
Between one and five years	5,555	8,412
After five years	2,315	11,033
Total	9,658	21,512

18.      Other financial liabilities

Other financial liabilities comprise the following at December 31:

	2016			2015
	Non-Current	Current	Total	Non-Current	Current	Total
Financial loans with government agencies	85,768	1,592	87,360	—	—	—
Derivatives	699	—	699	7,549	—	7,549
	86,467	1,592	88,059	7,549	—	7,549

         Financial loans with governments agencies

On September 8, 2016, FerroAtlántica, S.A., as borrower, and the Spanish Ministry of Industry, Tourism and Commerce (the ‘Ministry’), as lender, entered into two loan agreements under which the Ministry made available to the borrower loans in aggregate principal amount of € 44.9 million and €26.9 million, respectively, in connection with industrial development projects relating to our solar grade silicon project. Each loan is to be repaid in 7 installments over a 10-year period with the first three years as a grace period. Interest on outstanding amounts under each loan accrues at an annual rate of 2.29%. This loan includes several, quantitative and qualitative in nature, restricted conditions. As of December 31, 2016, the amortized cost was €71,253 (equivalents to $75,108).

The remaining non-current and current balances of the ‘Financial loans with governments agencies’ included several loans granted mainly by French and Spanish government agencies.

Derivatives
‘Other financial liabilities –  derivatives are solely comprised of interest rate swaps (‘IRS’), which hedge the risk of changes in interest rates on certain non-current and current obligations.

The following interest rate swaps were outstanding at December 31:

	2016					2015
	Nominal Amount	Maturity	Fixed Interest Rate	Reference Floating Interest Rate	Market Value	Nominal Amount	Maturity	Fixed Interest Rate	Reference Floating Interest Rate	Market Value
Lease of hydroelectrical installations					—	130,644	2022	2.05%	6-month Euribor	(6,363)
Financing for investments in Chinese subsidiaries	26,353	2019	2.81%	6-month Euribor	(699)	27,218	2019	2.81%	6-month Euribor	(1,150)
Other Financing					—					(36)
					(699)					(7,549)

On February 15, 2017, the mentioned ‘derivatives IRS’ corresponding to the ‘Financing for investments in Chinese subsidiaries’ was paid together with the amount of the related loan, in the context of the Company’s refinancing process described in Note 28.

At the date of issuance of this report, there is no derivative that is considered in accordance with IAS 39 as hedging accounting.

Foreign currency swaps (forwards)

As of December 31, 2016, the Company has arranged forward foreign currency purchase and sale transactions with various banks amounting $4,018 and $29,836, respectively, settled during 2017 ($18,535, and $28,679 and ZAR 371,973 in 2015, respectively). At December 31, 2016 and 2015, the fair value of these forwards was not significant.

Estimate of fair value

Assets and liabilities measured at fair value, based on the hierarchy levels mentioned in Note 4.5, at December 31 are as follows:

	2016
	Total	Level 1	Level 2	Level 3
Non-current non-financial assets:
Biological Assets (see Note 12)	17,365	—	—	17,365
Financial liabilities:
Other financial liabilities – derivatives	699	—	699	—

	2015
	Total	Level 1	Level 2	Level 3
Non-current non-financial assets:
Biological Assets (see Note 12)	13,767	—	—	13,767
Financial liabilities:
Other financial liabilities – derivatives	7,549	—	7,549	—

The changes in 2016 and 2015 in “assets and liabilities measured at fair value” classified in Level 3 were as follows:

Level 3 Balance

January 1, 2015	17,495
Profit for the year (revaluation) (Note 24.5)	1,336
Translation differences and other	(5,064)
December 31, 2015	13,767
Profit for the year (revaluation) (Note 24.5)	1,891
Translation differences and other	1,707
December 31, 2016	17,365

19.        Trade and other payables

Trade and other payables compose the following at December 31:

	2016	2015

Payable to suppliers	153,289	143,390
Trade notes and bills payable	4,417	3,683
	157,706	147,073

20.        Other liabilities

Other non-current and current liabilities comprise the following at December 31:

	2016			2015
	Non-Current	Current	Total	Non-Current	Current	Total
Payable to non-current asset suppliers	—	1,105	1,105	—	1,993	1,993
Guarantees and deposits	36	—	36	35	—	35
Remuneration payable	—	34,182	34,182	—	37,141	37,141
Tax payables	—	12,403	12,403	—	15,598	15,598
Other liabilities	5,701	17,090	22,791	4,482	67,176	71,658
	5,737	64,780	70,517	4,517	121,908	126,425

Tax payables

Tax payables comprise the following at December 31:

	2016			2015
	Non-Current	Current	Total	Non-Current	Current	Total
VAT	—	1,853	1,853	—	464	464
Accrued social security taxes payable	—	3,940	3,940	—	6,605	6,605
Personal income tax withholding payable	—	855	855	—	909	909
Other	—	5,755	5,755	—	7,620	7,620
	—	12,403	12,403	—	15,598	15,598

Other liabilities

At December 31, 2015, Other current liabilities include the $32,500 accrual for a shareholder settlement, as well as $10,000 accrued for Plaintiff legal fees as ordered by the Court, in relation to litigation related to the Business Combination. $8,500 of the Plaintiff legal fees were recoverable by insurance and are recorded as a receivable in Other current assets (see Note 12). This matter was settled in early 2016 and no liability remains related to the shareholder lawsuit as of December 31, 2016.

Share-Based compensation

a. Stock plan

On May 29, 2016, the board of Ferroglobe PLC adopted the Ferroglobe PLC Equity Incentive Plan (the “Plan”) and on June 29, 2016 the Plan was approved by the shareholders of the Company. The Plan is a discretionary benefit offered by Ferroglobe PLC for the benefit of selected employees of Ferroglobe PLC and members of its group (the “Company”). Its main purpose is to increase the interest of the employees in Ferroglobe PLC’s long term business goals and performance through share ownership. The Plan is an incentive for the employees’ future performance and commitment to the goals of Ferroglobe PLC.

The following share-based payment arrangements were in existence during the current and prior years:

Option Series	Number	Grant Date	Expiration	Exercise Price	Fair Value at Grant Date
Equity Incentive plan	264,933	November 24, 2016	November 24, 2019	nil	$11.81

All options vests when a plan participant’s right to receive the share-based payment under the terms of the Plan is no more conditional on the satisfaction of any vesting conditions.  Each of the share options granted on November 24, 2016 are subject to three performance conditions that can be summarized as follows:

Option Series	Date of Grant	Vesting Conditions
Equity Incentive plan	November 24, 2016	30% total shareholder return (“TSR”) relative to a comparator group
30% TSR relative to S&P Global 1200 Metals and Mining Index
20% return on invested capital (“ROIC”)
20% net operating profit after tax (“NOPAT”)

Fair Value

The weighted average fair value of the share options granted during the financial year is $11.94. The Company estimates the fair value of the stock options using the Stochastic and Black-Scholes option pricing model. Where relevant, the expected life used in the model has been adjusted for the remaining time from the date of valuation until options are expected to be received, exercise restrictions (including the probability of meeting market conditions attached to the option), and performance considerations.  Expected volatility is calculated over the period commensurate with the remainder of the performance period immediately prior to the date of grant.  The Company has recently listed; therefore, a proxy volatility figure was used for the purposes of the valuation.  The following assumptions were used to estimate the fair value of Ferroglobe stock options:

Equity Incentive plan – November 24, 2016
Grant date share price	$11.81
Exercise price	Nil – awards are free to the recipient therefore have an exercise price of nil.
Expected volatility	44.83%
Option life	3.00 years
Dividend yield	0%
Risk-free interest rate	1.39%
TSR performance conditions:
Comparator companies – volatility
For each company in the TSR comparator group, we have calculated the volatility using the same method used to calculate the Company’s volatility, using historical data (where available) which matches the length of the performance period remaining at grant date (i.e. 2.1 years).

Comparator companies – correlation	Correlations above 20% are considered significant and have been incorporated into the valuation model (100% represents perfect positive correlation and 0% represents no correlation)
TSR performance and averaging periods
The Company’s TSR was 40.0% compared to a median comparator group TSR of 56.4% (Part A) and median index TSR of 45.65% (Part B).
For both parts of the award this decreases the fair value of this part of the award compared to that of a value excluding this known data as the Company is starting from a disadvantaged position.

There were 264,933 options that were granted during the year under the plan. There were no shares that were exercised during the year. For the year ended December 31, 2016, share-based compensation expense related to this stock plan amounted to $106, which is recorded in Staff costs.

Share options outstanding at year end had a weighted average contractual life 2.92 years.

b. Options assumed under business combination

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

There were no options granted or exercised from the date of the business combination through December 31, 2015 or for the year ended December 31, 2016.  There were 681,288 share options which expired during the year ended December 31, 2016.

A summary of options outstanding as of December 31, 2016:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
Outstanding as of December 31, 2015	1,310,666	$16.80
Expired	(681,288)	18.83
Outstanding as of December 31, 2016	629,378	$14.59	1.75	$580
Exercisable as of December 31, 2016	588,545	$14.30	1.69	$580

The Company estimates the fair value of stock options using the Black-Scholes option pricing model. The following assumptions were used to estimate the fair value of Ferroglobe stock option replacement awards issued on the date of the business combination. No other stock options were granted from the date of the business combination through December 31, 2016 under  the legacy Globe plan:

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

As of December 31, 2016 there are total vested options of 588,545 and 40,833 unvested options outstanding.

From the date of the business combination through December 31, 2015, share-based compensation expense related to stock options was $1.  For the year ended December 31, 2016, share based compensation expense related to stock options under this plan was ($69). The expense is reported within Staff costs in the consolidated income statement.

c. Executive bonus plan assumed under business combination

Prior to the business combination, the Company also issued restricted stock units under the Company’s Executive Bonus Plan. The fair value of restricted stock units is based on quoted market prices of the Company’s stock at the end of each reporting period. These restricted stock units proportionally vest over three years, but are not delivered until the end of the third year. The Company will settle these awards by cash transfer, based on the Company’s stock price on the date of transfer. From the date of the business combination through December 31, 2015, no restricted stock units were granted and no restricted options were exercised. As of December 31, 2016 and 2015, 384,910 and 517,367 respectively, restricted stock units were outstanding.

From the date of the business acquisition through December 31, 2015, share-based compensation expense for these restricted stock units was $39 ($23 after tax). For the year ended December, 31 2016, share based compensation expense for these restricted stock units was $2,930 ($1,729 after tax).  The expense is reported within Staff costs in the consolidated income statement.   As of December 31, 2016 and 2015, the liability associated with the restricted stock option was $4,566 and $2,739, respectively; of which $997 and $57 are included in other current liabilities, respectively; and $3,569 and $2,682 included in other non-current liabilities, respectively.

d. Stock appreciation rights assumed under business combination

The Company issues cash-settled stock appreciation rights as an additional form of incentivized bonus. Stock appreciation rights vest and become exercisable in one-third increments over three years. The Company settles all awards by cash transfer, based on the difference between the Company’s stock price on the date of exercise and the date of grant. The Company estimates the fair value of stock appreciation rights using the Black-Scholes option pricing model. From the date of the business combination through December 31, 2015, there were no stock appreciation rights issued and no stock appreciation rights exercised. During the year ended December 31, 2016 there were 16,510 stock appreciation rights granted, 35,725 stock appreciation rights cancelled and there were no exercises during the year.  As of December 31, 2016, and 2015, there were 1,572,274 and 1,591,489 stock appreciation rights outstanding, respectively.

From the date of the business combination through December 31, 2015, pre-tax compensation expense for these stock appreciation rights was $27 ($16 after tax). For the year ended December, 31 2016, pre-tax compensation expense for these stock appreciation rights was $1,673 ($987 after tax).  As of December 31, 2016 and 2015, the liability associated with the stock appreciation rights is $2,943 and $1,260, respectively; of which $2,698 and $991 are included in other current liabilities, respectively; and $245 and $269 are included in other non-current liabilities, respectively.

e. Unearned compensation expense

As of December 31, 2016, the Company has no unearned pre-tax compensation expense related to non-vested liability classified stock options as all awards were fully vested. Unearned compensation expense represents the minimum expense to be recognized over the grant date vesting terms or earlier as a result of accelerated expense recognition due to remeasurement of compensation cost for liability classified awards. Future expense may exceed the unearned compensation expense in the future due to the remeasurement of liability classified awards. As of December 31, 2016, and 2015, the Company has unearned pre-tax compensation expense of $5 and $35, respectively; and $0 and $585 related to non-vested equity classified stock options and restricted stock grants, respectively which will be recognized over a weighted average term of 0.04 and 1.31, respectively, and 0 and 4.90 years, respectively.

21.	Tax matters

The components of current and deferred income tax expense (benefit) are as follows:

	2016	2015	2014
Current income tax expense	(14,799)	40,636	31,534
Deferred income tax expense	(33,030)	8,083	25,786
Prior year income tax and other	1,220	—	512
Total	(46,609)	48,719	57,652

The Company has significant business operations in Spain, France and the United States.  The following is a reconciliation of a weighted blended statutory income tax rate to our effective tax rate for the years ended December 31, 2016, 2015, and 2014:

	2016	2015	2014
Profit before taxes	(402,157)	(9,557)	79,093
Blended statutory income tax rate	31%	31%	31%
Corporate income tax at statutory rate	(124,669)	(2,963)	24,519
Foreign rate differential	(22,949)	4,572	1,536
Permanent differences	5,196	(4,799)	(1,319)
Incentives and deductions	(1,161)	(2,938)	(2,820)
Tax rate change	—	—	(3,029)
Tax losses not recognized in deferred tax	15,326	35,754	4,645
Other non-taxable income/(expense)	81,648	19,093	34,120
Income tax expense	(46,609)	48,719	57,652
Effective tax rate	12%	(510%)	73%

Tax losses not recognised in deferred tax reflects the impact of excluding the benefit from certain jurisdictional pre-tax losses as the tax credit carryforward may not be recoverable.

In 2016 the Company impaired a substantial portion of FerroAtlantica de Venezuela S.A. which resulted in the removal of deferred tax liabilities on fixed assets that were impaired.  The impact of the impairment on the deferred tax liability is $18,293 which is included in 2016 Other non-taxable income/(expense).  In 2015 and 2014, the carrying amount of FerroAtlantica de Venezuela S.A.’s  non-current assets and inventories was similar to that of previous years, while the tax value of these items decreased as a result of the currency devaluation. As the functional currency of the subsidiary FerroAtlántica de Venezuela, S.A. is the U.S. dollar (see Note 4.13) the difference between the carrying amounts and the tax values of the related deferred tax assets and liabilities results in income tax of $16,877 and $36,268. This impact is included in the 2015 and 2014 Other non-taxable income/(expense).

A tax benefit of $3,029 was recorded in 2014 due to a reduction in the Spanish statutory tax rate.

Deferred taxes

The changes in deferred tax assets and liabilities in 2016 and 2015 were as follows:

	Deferred Tax	Deferred Tax
	Assets	Liabilities

Balance at December 31, 2014	20,606	49,631
Increases	1,080	9,542
Business combination (Note 5)	22,994	140,434
Decreases	(3,526)	(10,692)
Exchange differences	(2,084)	2,833
Balance at December 31, 2015	39,070	191,748
Increase	27,920	9,150
Business Combination (Note 5)	337	—
Decrease	(21,056)	(62,128)
Exchange differences	(1,321)	765
Balance at December 31, 2016	44,950	139,535

Significant components of the Company’s deferred tax assets and liabilities at December 31, 2016, and 2015 consist of the following:

	2016	2015
Deferred tax assets:
Non-current assets	8,822	17,423
Provisions	15,418	14,819
Depreciation and amortization charge	807	2,580
Hedging instruments	199	1,762
Tax losses, incentives, reductions and credits carryforwards	19,391	2,404
Other	313	82
Total	44,950	39,070
Deferred tax liabilities:
Non-current assets	—	54,943
Provisions	—	—
Depreciation and amortization charge	132,481	126,442
Inventories	1,441	6,966
Other	5,613	3,396
Total	139,535	191,748

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

In 2016, the Company was under income tax audits in various taxing jurisdictions in which it has significant business operations.  In Spain the Company was under an income tax audit for the 2010, 2011 and 2012 tax years.  In France the Company was under an income tax audit for the 2012, 2013 and 2014 tax years. In the United States the Company was under an income tax audit for the 2012 and 2013 fiscal years.  During 2016, the Company was able to conclude all of these audits with the tax authorities and the income tax expense from the conclusion of these audits is reflected in the total tax expense.

22.	Related party transactions and balances

Balances with related parties – continued operations

Balances with related parties – continued operations at December 31 are as follows:

	2016
	Receivables		Payables
	Non-Current	Current	Non-Current	Current
Inmobiliaria Espacio, S.A.	—	2,664	—	1,751
Grupo Villar Mir, S.A.U.	—	6,743	—	—
Marco International	—	756	—	—
Enérgya VM Generación, S.L	—	—	—	23
Enérgya VM Gestión, S.L	—	1,765	—	—
Villar Mir Energía, S.L.U.	2,108	39	—	5,239
Espacio Information Technology, S.A.U.	—	—	—	130
Alloys International	—	—	—	918
Blue Power Corporation, S.L.	9,845	—	—	—
Key management personnel (Note 25)	—	—	—	22,672
Other related parties	—	4	—	5
	11,953	11,971	—	30,738

	2015
	Receivables Comercial		Payables Comercial
	Non-Current	Current	Non-Current	Current

Inmobiliaria Espacio, S.A.	—	8,383	—	447
Marco International	—	132	—	1,678
Enérgya VM Generación, S.L	—	2,376	—	—
Villar Mir Energía, S.L.U.	—	36	—	5,702
Other related parties	—	23	—	—
	—	10,950	—	7,827

The short-term loans granted by related parties to Grupo Villar Mir, S.A. (Sole-Shareholder Company) relate mainly to renewable cash loans earning interest at a market rate and maturing in the short term.

The loan granted to Inmobiliaria Espacio, S.A. accrues a market interest and has a maturity in the short-term that is renewed tacitly upon maturity, unless the parties agreed it is repaid until maturity, extended it automatically for one year..

A former member of the board of directors and current shareholder is affiliated with Marco International, from which the Company purchases certain raw materials and to whom the Company sells silicon-based alloys.

The loan granted to Blue Power Corporation, S.L. relates mainly to the financing of the new Spanish solar project (see Note 28). This loan accrues a market interest and will be repaid on a long-term basis.

The balance with the other related parties arose as a result of the commercial transactions performed with them (see explanation of main transactions below).

Current balances with related parties – discontinued operations

Current balances with related parties – discontinued operations (see Note 27) at December 31 are as follows:

	2016
	Receivables			Payables
	Financial	Comercial		Financial	Comercial
	Non-Current	Non-Current	Current	Non-Current	Non-Current	Current
Enérgya VM Generación, S.L	—	—	2,792	—	—	—
Villar Mir Energía, S.L.U.	—	—	—	—	—	231
Other related parties	—	—	—	—	—	23
	—	—	2,792	—	—	254

These balances arose as a result of the commercial transactions (see explanation of main transactions below).

Transactions with related parties and other related parties – continued operations

Transactions with related parties – continued operations in 2016, 2015 and 2014 are as follows:

	2016
	Sales and Operating Income	Cost of Sales	Staff costs	Other Operating Expenses	Finance Income (Note 24.4)

Inmobiliaria Espacio, S.A.	—	—	—	2	74
Grupo Villar Mir, S.A.U.	403	—	—	—	—
Villar Mir Energía, S.L.U.	45	69,083	—	525	—
Espacio Information Technology, S.A.U.	—	—	—	4,049	—
Enérgya VM Gestión, S.L	—	253	—	—	—
Marco International	765	5,212	—	—	—
Key management personnel (Note 25)	—	—	10,080	—	—
Other related parties	—	—	—	85	—
	1,213	74,548	10,080	4,661	74

	2015
	Sales and Operating Income	Cost of Sales	Staff costs	Other Operating Expenses	Finance Income (Note 24.4)

Inmobiliaria Espacio, S.A.	—	—	—	3	170
Grupo Villar Mir, S.A.U.	—	—	—	—	255
Torre Espacio Castellana, S.A.U.	—	—	—	1,138	—
Villar Mir Energía, S.L.U.	66	85,511	—	587	—
Espacio Information Technology, S.A.U.	—	—	—	2,581	—
Marco International	—	360	—	—	—
Key management personnel (Note 25)	—	—	3,909
Other related parties	1	—	—	156	—
	67	85,871	3,909	4,465	425

	2014
	Sales and Operating Income	Cost of Sales	Staff costs	Other Operating Expenses	Finance Income (Note 24.4)

Inmobiliaria Espacio, S.A.	—	—	—	—	2,146
Grupo Villar Mir, S.A.U.	—	—	—	—	1,617
Torre Espacio Castellana, S.A.U.	—	—	—	1,511	—
Villar Mir Energía, S.L.U.	61	87,033	—	738	—
Espacio Information Technology, S.A.U.	—	—	—	2,928	—
Key management personnel (Note 25)	—	—	1,740	—	—
Other related parties	36	—	—	174	—
	97	87,033	1,740	5,351	3,763

“Cost of sales” of the related parties vis-à-vis Villar Mir Energía, S.L. (Sole-Shareholder Company) relates to the purchase of energy from the latter by the Company’s Electrometallurgy - Europe segment.

“Other operating expenses” relates mainly to service fees paid to Espacio Information Technology, S.A.U. for managing and maintenance services rendered related, mainly, to the enterprise resource planning (‘ERP’) that some Group entities use and other IT development projects.

Transactions with related parties and other related parties – discontinued operations

Transactions with related parties – discontinued operations (see Note 27) in 2016, 2015 and 2014 are as follows:

	2016
	Sales and Operating Income	Cost of Sales	Staff costs	Other Operating Expenses	Finance Income
Enérgya VM Generación, S.L	20,553	—	—	503
Villar Mir Energía, S.L.U.	—	—	—	3,101	—
Other related parties	—	—	—	7	—
	20,553	—	—	3,611	—

	2015
	Sales and Operating Income	Cost of Sales	Staff costs	Other Operating Expenses	Finance Income
Enérgya VM Generación, S.L	28,881	—	—	306	—
Villar Mir Energía, S.L.U.	—	—	—	4,263	—
	28,881	—	—	4,569	—

	2014
	Sales and Operating Income	Cost of Sales	Staff costs	Other Operating Expenses	Finance Income
Enérgya VM Generación, S.L	42,524	—	—	1,901	—
Villar Mir Energía, S.L.U.	—	—	—	7,056	—
Other related parties	—	—	—	9	—
	42,524	—	—	8,966	—

“Sales” relates to energy generated and sold to Enérgya VM Generación, S.L. at market prices.

“Other operating expenses” relates mainly to service fees paid to Villar Mir Energia, S.L.U. for managing and supervising the day-to-day operations of Company hydroelectric facilities in Spain.

23.      Guarantee commitments to third parties and other contingent assets and liabilities

Guarantee commitments to third parties

As of December 31, 2016 and 2015, the Company has provided bank guarantees commitments to third parties amounting $43,944 and $62,279, respectively. Management believes that any unforeseen liabilities at December 31, 2016 that might arise from the guarantees given would not be material.

Contingent assets

In 2015, FerroAtlántica Group filed a claim to recover the initial joint venture contribution of approximately $17 million from its counterparty in relation to the Joint Venture Agreement between FerroAtlántica Group and Zeus Mineraçao Ltda., José Rubens Moretti Junior and Guilherme Moretti. There was an arbitration hearing in April 2015 and, on June 10, 2016, an award of $17 million, plus costs, was confirmed in favor of FerroAtlántica. This award is binding and FerroAtlántica is now seeking to enforce the award. While the Company continues to pursue recovery, the Company considers recovery against the claim unlikely due to the apparent financial condition of the respondents.

Contingent liabilities

In the ordinary course of its business, Ferroglobe is subject to periodic lawsuits, investigations, claims and proceedings, including, but not limited to, contractual disputes and employment, environmental, health and safety matters. Although Ferroglobe cannot predict with certainty the ultimate resolution of lawsuits, investigations, claims and proceedings asserted against it, Ferroglobe does not believe any currently pending legal proceeding to which it is a party will have a material adverse effect on its business, prospects, financial condition, cash flows, results of operations or liquidity.

Matters pertaining to Joint Ventures

In March 2017, we received a demand for mediation from our North American joint venture partner regarding a dispute in relation to the price of coal charged by our subsidiary, Alden, to our North American joint ventures. The non-binding mediation is scheduled for June 2017. Although our investigation of this matter is underway, the period that is reasonably in dispute, the amount in dispute, including the materiality of such amount, and the expected outcome of the mediation process are uncertain at this stage.

Asbestos claims

Certain maintenance employees of FerroPem, S.A.S. entities in France may have been exposed prior to the early 1990s to asbestos in furnaces located at FerroPem, S.A.S. plants before those plants were purchased by the FerroAtlántica Group. During the period in question, FerroPem, S.A.S. was wholly-owned by Pechiney Bâtiments, which has indemnification obligations to our FerroAtlántica Group division pursuant to the sale and purchase agreement under which ownership of FerroPem, S.A.S. was transferred to our FerroAtlántica Group division in 2005 by Río Tinto France. As of the date of this annual report, at least 35 claims for inexcusable negligence (“faute inexcusable”) are pending against FerroPem, S.A.S. for reasons of alleged injuries resulting from alleged asbestos exposure. The claims for inexcusable negligence are based either on the occurrence of work accidents (“accident du travail”) or on the recognition of an occupational disease (“maladie professionelle”). Additional cases claiming damages for injuries related to asbestos exposure may be filed in the future. FerroPem, S.A.S. has initiated an arbitration process according to the terms contained in the sale and purchase agreement to enforce its indemnification rights against Río Tinto France with respect to the asbestos claims. The arbitration hearing is currently being planned.

Environmental matters

On April 10, 2015, the Magistrate Court Number 2 of Santiago de Compostela notified our FerroAtlántica division of the opening of proceedings against the former Quality Control and Environmental Evaluation General Director for Galicia for an alleged criminal offense against the environment. Our FerroAtlántica division was alleged to have profited from the alleged offense, which involved a determination regarding the flow of a river on which certain of its hydroelectric facilities are located. In addition, our FerroAtlántica division was required to post a bond in the amount of €8.5 million to guarantee any civil financial responsibility that may be imposed on it as a result of the proceedings, which seek disgorgement of profits in the amount of approximately €6.4 million. The civil complaint against our FerroAtlántica division was dependent on the criminal proceeding against the public official. On February 2, 2017, the Magistrate Court Number 2 of Santiago de Compostela dismissed the case against our FerroAtlántica division as well as against the General Director because the statute of limitations for the alleged criminal offense had expired.

On August 31, 2016, the U.S. Department of Justice (the “DOJ”) requested a meeting with GMI to discuss potential resolution of a July 1, 2015 NOV/FOV that GMI received from the U.S. Environmental Protection Agency (the “EPA”) alleging certain violations of the Prevention of Significant Deterioration (“PSD”) and New Source Performance Standards provisions of the Clean Air Act associated with a 2013 project performed at GMI’s Beverly facility. Specifically, the July 2015 NOV/FOV alleges violations of the facility’s existing operating and construction permits, including allegations related to opacity emissions, sulfur dioxide and particulate matter emissions, and failure to keep necessary records and properly monitor certain equipment. On October 27, 2016, GMI met with the DOJ and the EPA to discuss the alleged violations, GMI’s preliminary assessment of those alleged violations, and its possible defenses to the NOV/FOV. As a result of that meeting, GMI has agreed to the government’s request that GMI prepare an assessment of Best Available Control Technologies (“BACT”) that could be applicable to the facility under the federal PSD program, to conduct a ventilation study to assess emissions at the facility, and to continue discussions with the government regarding an appropriate resolution of the NOV/FOV by consent. In February 2017, the EPA formally issued a request under Section 114 of the Clean Air Act, requiring GMI to conduct the ventilation study that GMI had previously agreed to conduct. On January 4, 2017, GMI received a second NOV/FOV dated December 6, 2016, arising from the same facts as the July 2015 NOV/FOV and subsequent EPA inspections. The second NOV/FOV alleges opacity exceedances at certain units, failure to prevent the release of particulate emissions through the use of furnace hoods at a certain unit, and the failure to install Reasonably Available Control Measures at certain emission units at the Beverly facility. As part of the on‑going consent process to resolve the NOVs/FOVs, the government could demand that GMI install additional pollution control equipment and/or implement other measures to reduce emissions from the facility, as well as pay a civil penalty. At this time, however, GMI does not know the extent of potential injunctive relief or the amount of a civil penalty that could result from a negotiated resolution of this matter. Should the DOJ and GMI be unable to reach a negotiated resolution of the NOVs/FOVs, the government could institute formal legal proceedings for injunctive relief and civil penalties. The statutory maximum penalty is $93,750 per day per violation, from April 2013 to the present.

24.      Income and expenses

24.1 Sales

Sales by segment for the years ended December 31 are as follows:

	2016	2015	2014
Electrometallurgy - North America	521,192	10,062	—
Electrometallurgy - Europe	949,547	1,174,968	1,275,497
Electrometallurgy - South Africa	142,160	219,890	239,023
Electrometallurgy - Venezuela	30,430	69,956	97,718
Other segments	59,907	59,167	93,552
Eliminations	(147,579)	(244,157)	(288,711)
	1,555,657	1,289,886	1,417,079

 Sales by geographical area for the years ended December 31 are as follows:

	2016	2015	2014
Spain	181,023	194,854	257,039
Germany	241,046	230,996	238,576
Italy	90,267	120,016	146,166
Other EU Countries	236,746	314,078	302,214
USA	563,619	208,412	201,317
Rest of World	242,956	221,530	271,767
Total	1,555,657	1,289,886	1,417,079

24.2 Staff costs

Staff costs are comprised of the following for the years ended December 31:

	2016	2015	2014
Wages, salaries and similar expenses	209,653	131,512	149,686
Pension plan contributions	10,647	8,986	12,349
Employee benefit costs	72,732	62,087	51,794
	293,032	202,585	213,829

24.3 Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs are comprised of the following for the years ended December 31:

	2016	2015	2014
Amortization of intangible assets (Note 8)	12,649	4,547	6,767
Depreciation of property, plant and equipment (Note 9)	101,364	50,819	60,327
Change in impairment losses on uncollectible trade receivables (Note 10)	7,578	5,305	2,585
Change in inventory write-downs (Note 11)	—	917	(138)
Other	(245)	613	(410)
	121,346	62,201	69,131

24.4 Finance income and finance cost

Finance income is comprised of the following for the year ended December 31:

	2016	2015	2014
Finance income of related parties (Note 22)	74	425	3,763
Other finance income	1,460	670	833
	1,534	1,095	4,596

Finance costs is comprised of the following for the year ended December 31:

	2016	2015	2014
Interest on loans and credit facilities	18,629	15,296	19,454
Interest on note and bill discounting	1,503	1,697	2,234
Interest on interest rate swaps	449	87	—
Other	4,004	6,658	6,727
	24,585	23,738	28,415

Lastly, Exchange differences during the year ended December 31, 2016 are primarily due to the effect of the devaluation of the foreign exchange of VEF/USD in 2016 amounting $4,317 and the depreciation of the EUR/USD amounting $433, and the appreciation the EUR/ZAR amounting -$3,075, EUR/CNY amounting -$2,013 and CAN/USD amounting -$3,087 and other “exchange differences” amounting -$88.

24.5 Impairment losses and net (loss) gain due to changes in the value of assets

Impairment losses and Net (loss) gain due to changes in the value of assets are comprised of the following for the years ended December 31:

	2016	2015	2014
Goodwill (Note 7)	194,612	—	—
Impairment of intangible assets (Note 8)	230	6,442	—
Impairment of property, plant and equipment (Note 9)	66,984	45,600	399
Impairment of non-current financial assets (Note 10)	5,623	—	—
Impairment losses	267,449	52,042	399

Biological assets change in value (Note 18)	(1,891)	(1,336)	(4,352)
Financial investment gains /losses	—	2,248	3,467
Other value losses	—	—	10,357
Net gains/losses due to changes in the value of assets	(1,891)	912	9,472

24.6 (Loss) gain on disposal of non-current assets

(Loss) gain on disposal of non-current assets is comprised of the following for the years ended December 31:

	2016	2015	2014
Loss on disposal of Intangible assets	—	3,350	—
Gain on disposal of Property, plant and equipment	—	(1,773)	(555)
Loss on disposal of Property, plant and equipment	468	631	—
Gains on disposal of other non-current assets	(128)	—	—
	340	2,208	(555)

25.	Remuneration and other benefits paid to key management personnel

Remuneration and other benefits paid to key management personnel during the years ended December 31 is as follows:

	2016	2015	2014
Fixed remuneration	4,494	2,054	1,283
Variable remuneration	3,258	1,658	377
Contributions to pension plans and insurance policies	281	152	46
Other remuneration	177	45	34
	8,210	3,909	1,740

In addition to the compensation information above, during 2016, fixed remuneration, variable remuneration, contributions to pension plans and insurances policies corresponding to the Company’s former Executive Chairman amounted to $1,117, $749, and $4, respectively. In addition, as of December 31, 2016, severance benefits were accrued in the amount of $22,672, related to the resignation of the former Company’s Executive Chairman (see Note 22).

During 2016, 2015 and 2014, no loans and advances were granted to key management personnel.

26.	Financial risk management policy

The Company’s activities are carried out through its operating segments and are exposed to several financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Company’s management model aims to minimize the potential adverse impact of such risks on the Company’s financial performance. Risk is managed by the Company’s Corporate Finance Department, which is responsible for identifying and evaluating financial risks in conjunction with the Company’s operating segments, quantifying these risks by project, region and subsidiary. Management provides written policies for global risk management, as well as for specific areas such as foreign currency risk, credit risk, interest rate risk, liquidity risk, the use of hedging instruments and derivatives, and investment of surplus liquidity.

Each of the financial risks to which the Company is exposed in carrying out its business activities is detailed as follows:

a) Market risk

Market risk arises when the Company’s activities expose it to the financial risks of changes in foreign exchange rates, interest rates and the fair value of certain raw materials.

Until the date of the Business Combination with Globe, the Company hedged such exposure using forward foreign currency contracts and interest rate swaps.

●
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

Details of the financial instruments related to foreign currency collections and payments at December 31, 2016 and 2015 are included in Note 18 to these consolidated financial statements.

After the Business Combination with Globe, the level of contracting of forward foreign currency contracts has been reduced, and at the date of issuance of these consolidated financial statements, the amount contracted is nil due to the decision of the Company’s Corporate Finance Department, in accordance with the new conditions of the Company not to secure its positions in foreign exchange in respect of the commercial transactions.

●	Interest rate risk: this risk arises mainly from financial liabilities at floating interest rates.

The Company actively manages its risk exposure to interest rate risk to mitigate its exposure to changes in interest rates arising from the borrowings arranged with floating interest rates.

In this regard, until the date of the Business Combination with Globe, regarding corporate financing arrangements, the Company generally arranged for hedges for the total amount and term of the relevant financing, through option contracts and/or swaps.

In this regard, the main exposure for the Company to interest rate risk is that relating to the floating interest rate tied to Euribor.

To mitigate interest rate risk, the Company primarily uses swaps, which, in exchange for a fee, offer protection against an increase in interest rates.

Details of the interest rate derivative financial instruments at December 31, 2016 and 2015 are included in Note 18 to these consolidated financial statements.

Since 2015 all the interest rate derivative financial instruments have been considered as non-hedging instruments, in accordance with IAS 39 Financial Instruments: Recognition and Measurement and, therefore the changes in its market value is recorded as a result of the year. As of the date of issuance of these financial statements and after completion of the financing (see Note 28) all derivative instruments have been settled. In this regards, the decision taken by the Company's Corporate Finance Department, is in accordance with the new conditions of the Company not to secure the interest rate risk for local facilities.

b)	Credit risk

Credit risk arises when a third party fails to comply with its contractual obligations. In this regard, the Company’s main credit risk exposure relates to the following items:

●	Trade and other receivables.

●	Investments considered to be cash and cash equivalents.

As mentioned above the new policy after the Company’s Business Combination is not to secure its positions in foreign exchange in respect of commercial transactions.

c)	Liquidity risk

The purpose of the Company’s liquidity and financing policy is to ensure that the Company keeps sufficient funds available to meet its financial obligations. The Company uses three main sources of financing:

●
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

●
Parent company financing, which is mainly used to provide liquidity for the operations of the Company as a whole, and to finance start up projects that require the initial support of the parent company.

●
The Company arranges firm commitments from leading financial institutions to purchase trade receivables through non-recourse factoring arrangements. Under these agreements, the Company pays a fee to the bank for assuming its credit risk, plus interest on the financing received.

To ensure there are sufficient funds available to repay its debt in relation to its cash-generating capacity, each year the Company’s Corporate Finance Department prepares a Financial Budget that is approved by the Board of Directors and details all financing needs and how such financing will be provided. The Budget projects the funds necessary for the most significant cash requirements, such as prepayments for capital expenditures, debt repayments and, where applicable, working capital requirements.

d)	Capital risk

         Refer to Note 13 (Equity) for information regarding share capital, capital management, dividends, and non-controlling interests.

e)	Quantitative information

i.    Credit risk:

	2016	2015
Percentage of accounts receivable secured through credit insurance	74%	58%

During 2016, sales corresponding to Dow Corning Corporation represented 13.7% of the Company’s sales.  The sales are to the Electrometallurgy - North America and Electrometallurgy - Europe segments. However, during 2015 and 2014, no single customer represented more than 10% of the Company’s sales.

ii.    Interest rate risk:

	2016 (*)	2015
Percentage of financial debt tied to fixed rates	15%	1%
Percentage of financial debt secured with hedge	3%	32%

(*) As of December 31, 2016, due to its classification as “held for the sale” the balances corresponding to the Spanish energy business (see Note 1) do not contain the ‘financial debt’ captions of that business. Consequently, if these balances were included, the ratio ‘Percentage of bank borrowings tied to fixed rates’ would be 13.2%, and the ratio ‘Percentage of bank borrowings secured with hedge’ would be 15.9%.

Analysis of sensitivity to interest rates

Since June 30, 2015, all of our hedges have been considered ineffective under hedge accounting, and as a result the changes in market value of these derivatives are recognized in the consolidated income statement.

Changes in the market value of the interest rate derivatives arranged by the Company depend on the changes in the Euribor yield curve and long-term swaps. The market value of these derivatives at December 31, 2016 and 2015 was $699 and $7,549, respectively.

The Company performed a sensitivity analysis of the amounts of the floating rate borrowings taking into account the refinancing discussed in Note 28, which indicated that an increase of 1% in interest rates would give rise to additional borrowing costs of $1.8 million in 2017.

iii.    Foreign currency risk:

	2016	2015
Percentage of accounts receivable in currencies for which foreign currency
swaps have been arranged	13.7%	25.3%
Percentage of accounts payable in currencies for which foreign currency swaps
have been arranged	2.5%	21.5%

Analysis of sensitivity to exchange rates

The changes in the market value of the foreign currency derivatives arranged by the Company depend mainly on the changes in the USD/EUR spot rate and on the evolution of forward points curve. The market value of these derivatives at December 31, 2016 and 2015 was €(0.8) million for the EUR/USD position and €(0.9) million, respectively.

The detail of the sensitivity analysis (changes in the market value) of the foreign currency derivatives is as follows:

Sensitivity to the EUR/USD Exchange Rate	2016	2015
+10% (appreciation of the euro)	2.5	1.1
-10% (depreciation of the euro)	(2.5)	(0.4)

Foreign currency derivatives mainly cover monetary items in the statement of financial position and, therefore, the exchange differences are offset by the differences in value of the derivatives in profit or loss for the year.

27.        Discontinued operations

Plan to dispose of the energy business

On December 12, 2016, the Company entered into a sale agreement to dispose of our Spanish energy business. The disposal of the energy business is consistent with the Group's long-term policy to focus its activities in the business of manufacturing and trading electrometallurgy products. The Company has not recognized any impairment losses in respect of the Spanish energy business, neither when the assets and liabilities of the operation were reclassified as held for sale nor at the end of the reporting period, since the proceeds of the sale substantially exceeded the carrying amount of the related net assets.

Completion of the transaction is subject to, among other conditions, the approval of certain Spanish public authorities and other Spanish bodies. In this regard, the Company is actively close the sale agreement and expects to complete the sale, upon obtaining the aforementioned approvals, before the fourth quarter of 2017.

Therefore, the Spanish energy business has been classified and accounted, as of December 31, 2016, as a disposal group held for sale and its operations qualified for the years 2016, 2015 and 2014 as discontinued operations.

Analysis of the result for the year from the discontinued operations

The results of the discontinued operations (i.e. Spanish energy business) included in the loss (profit) after taxes from discontinued operations are set out below. The comparative results and cash flows from discontinued operations have been re-presented to include those operations classified as discontinued.

(Loss) Profit after taxes from discontinued operations

The breakdown of our loss (profit) after taxes from discontinued operations for the years 2016, 2015 and 2014:

	2016	2015	2014
Sales	20,380	26,704	49,225
Cost of sales	(412)	(861)	(1,789)
Other operating income	503	251	197
Staff costs	(3,367)	(3,284)	(4,214)
Other operating expense	(9,620)	(10,262)	(16,938)
Depreciation and amortization charges, operating allowances and write-downs	(4,331)	(4,849)	(5,621)
Operating profit before impairment losses and losses on disposals of non-current assets	3,153	7,699	20,860
Impairment losses	(640)	—	—
Loss on disposal of non-current assets	—	(6)	—
OPERATING PROFIT	2,513	7,693	20,860
Finance income	2	1	175
Finance costs	(5,666)	(6,667)	(8,690)
(LOSS) PROFIT BEFORE TAXES FROM DISCONTINUED OPERATIONS	(3,151)	1,027	12,345
Income tax expense	86	(1,223)	(2,055)
(LOSS) PROFIT AFTER TAXES FROM DISCONTINUED OPERATIONS	(3,065)	(196)	10,290

Cash flows from discontinued operations

The breakdown of our cash flows from discontinued operations for the years 2016, 2015 and 2014 is as follow:

	2016	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	23,719	24,188	26,757
CASH FLOWS FROM INVESTING ACTIVITIES FROM DISCONTINUED OPERATIONS	(13,211)	(11,625)	(9,217)
CASH FLOWS FROM FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	(10,508)	(12,574)	(26,933)
TOTAL NET CASH FLOWS FOR THE YEAR FROM DISCONTINUED OPERATIONS	—	(11)	(9,393)

 Assets and liabilities classified as held for sale

The details of assets held for sale and associated liabilities as of December 31, 2016, related to the sale of our energy segment, are shown below:

2016

ASSETS

Non-current assets
Property, plant and equipment	83,935
Deferred tax assets	1,948
Other non-current assets	582
Total non-current assets	86,465
Current assets
Inventories	32
Trade and other receivables	3,596
Current receivables from related parties	2,792
Other current assets	1
Cash and cash equivalents	51
Total current assets	6,472
Assets and disposal groups classified as held for sale	92,937

LIABILITIES
Non-current liabilities
Provisions	89
Obligations under finance leases	70,876
Other financial liabilities	5,576
Deferred tax liabilities	11,667
Total non-current liabilities	88,208
Current liabilities
Provisions	1,265
Obligations under finance leases	10,507
Payables to related parties	254
Trade and other payables	3,651
Other current liabilities	3,797
Total current liabilities	19,474
Liabilities associated with assets held for sale	107,682

Assets held for sale and associated liabilities shown in the table above are presented after intercompany eliminations with the other Group entities of the Company.

Other financial liabilities

‘Other financial liabilities’ comprises an interest rate swap (‘IRS’), which hedges the risk of changes in interest rates on ‘Obligation under financial leases – hydroelectrical installation finance leases’. As mentioned in Note 26 caption e) ii, since June 30, 2015, all of our hedges have been considered ineffective under hedge accounting, and as a result the changes in market value of these derivatives are recognized in the consolidated income statement.

Obligation under financial leases

‘Obligation under financial leases’ comprises a finance lease relating to the Company’s rights to use certain hydroelectrical installations, which expires in 2022, ten years from the date on which it was entered into.

As mentioned above, this lease bears interest at a market rate and the Company has entered into hedges (“IRSs”) on the unaccrued interest on this lease.

The minimum lease payments on hydroelectrical installation finance leases at December 31, 2016 are as follows:

Minimum Finance Lease Payments	2016
Within one year	10,507
Between one and five years	47,510
After five years	23,366
81,383

Other comprehensive income (loss) from discontinued operations

As of December 31, 2016, there is no accumulated amount included in the statement of other comprehensive income (loss) from discontinued operations.

28.        Events after the reporting period

Amended Revolving Credit Facility

On February 15, 2017, Ferroglobe PLC and its subsidiary Globe Specialty Metals, Inc. (collectively, together with certain subsidiaries of Ferroglobe party thereto from time to time as co-borrowers, the “Borrowers”), certain subsidiaries of Ferroglobe party thereto as guarantors, the financial institutions party thereto as lenders (the “Lenders”) and Citizens Bank of Pennsylvania, as administrative agent for the Lenders (the “Administrative Agent”), entered into the Revolving Credit Facility Amendment to amend the Existing Revolving Credit Facility Agreement.

The Amended Revolving Credit Facility provides for borrowings up to an aggregate principal amount of $200 million to be made available to the Borrowers in U.S. Dollars. Multicurrency borrowings under the Amended Revolving Credit Facility will be available in Euros, Pound Sterling and such other mutually agreeable currencies to be determined in an aggregate amount not to exceed $100 million. The Amended Revolving Credit Facility contains a sublimit for the issuance of letters of credit in an amount of up to $25 million (up to $10 million of which may be used for letters of credit denominated in foreign currencies to be determined). The borrowings under the Amended Revolving Credit Facility will mature on August 20, 2018. Subject to certain exceptions, loans under the Amended Revolving Credit Facility may be borrowed, repaid and reborrowed at any time.

Interest rates

At Ferroglobe’s option, loans under the Amended Revolving Credit Facility will bear interest based on LIBOR (“LIBOR Rate Loans”) or the Administrative Agent’s base rate (“Base Rate Loans”) plus 4.00% (in the case of LIBOR Rate Loans) and 3.00%

(in the case of Base Rate Loans). Interest on Base Rate Loans is payable quarterly in arrears. Interest on LIBOR Rate Loans is payable at the end of each applicable interest period (one, two, three or six month periods) (or at three month intervals if earlier).

Guarantees and security

The obligations of the Borrowers are guaranteed by certain subsidiaries of Ferroglobe. The obligations of the Loan Parties (as defined in the Amended Revolving Credit Facility), together with each secured bank product accepted or executed by a Loan Party, are or will be secured by security interests in certain equity interests of subsidiaries of the Loan Parties and certain assets of the Loan Parties.

Covenants

The Amended Revolving Credit Facility contains certain affirmative covenants.

Change of control

Under this Amended Revolving Credit Facility a change of control is an event of default. This means that the Administrative Agent can, upon the request of a lenders holding a majority of the revolving commitments, (1) declare all amounts outstanding (other than under hedging agreements) immediately due and payable, (2) terminate the revolving commitments and (3) require that all outstanding letters of credit be cash collateralized. Grupo Villar Mir S.A.U., owner of approximately 55% of our outstanding shares, has pledged all of its shares to secure its obligations to Crédit Agricole Corporate and Investment Bank, Banco Santander and HSBC. If Grupo Villar Mir S.A.U. defaults on the underlying loan we could experience a change in control.

Senior Notes due 2022

On February 15, 2017, Ferroglobe PLC and its Subsidiary Globe Specialty Metals, Inc. (together, the “Issuers”) issued $350 million aggregate principal amount of 9.375% Senior Notes due 2022 (the “Notes”). The portion corresponding to Ferroglobe PLC amounted to $150 million and portion corresponding to Globe Specialty Metals amounted to $200 million. The interest on the Notes is payable semi-annually on March 1 and September 1 of each year, commencing on September 1, 2017. At any time prior to March 1, 2019, the Issuers may redeem all or a portion of the Notes at a redemption price based on a “make-whole” premium. At any time on or after March 1, 2019, the Issuers may redeem all or a portion of the Notes at redemption prices varying based on the period during which the redemption occurs. In addition, at any time prior to March 1, 2019, the Issuers may redeem up to 35% of the aggregate principal amount of the Notes with the net proceeds from certain equity offerings at a redemption price of 109.375% of the principal amount of the Notes, plus accrued and unpaid interest. The Issuers have agreed to pay certain additional amounts in respect of any withholdings or deductions for certain types of taxes in certain jurisdictions on payments to holders of the Notes. The Notes are senior unsecured obligations of the Issuers and are guaranteed on a senior basis by certain subsidiaries of Ferroglobe. The Notes are listed on the Irish Stock Exchange. The indenture contains certain negative covenants. Additionally, if the Issuers experience a change of control the indenture requires the Issuers to offer to redeem the bonds at 101%. As noted above, Grupo Villar Mir S.A.U. owns 55% of our outstanding share and has pledged them to secure its obligations to certain banks. The Company would experience a change in control and would be required to offer redemption of bonds in accordance with the indenture if Grupo Villar Mir S.A.U. defaults on the underlying loan.

New development of the Spanish Solar Project

In 2016, FerroAtlántica entered into a project with Aurinka for a feasibility study and basic engineering for an upgraded metallurgical grade (“UMG”) solar silicon manufacturing plant. Purchases under this project were approximately €3.0 million for 2016. On December 20, 2016, Ferroglobe entered into an agreement with Aurinka and Blue Power Corporation, S.L. (the “Solar JV Agreement”) providing for the formation and operation of a joint venture with the purpose of UMG solar silicon, subject to the satisfaction of certain conditions precedent. On February 24, 2017 the parties signed-off the final JV agreement that launched the mentioned project (see Note 22). Under the Solar JV Agreement, Ferroglobe will indirectly own 75% of the operating companies to be formed which, at the date of issuance of this report, is the entity FerroSolar OpCo Group, S.L., as part of the joint venture; and, 51% of the company to be formed as part of the joint venture to hold the intellectual property rights and know how contributed by Aurinka and Ferroglobe to the joint venture which, at the date of issuance of this report, is the Group entity Silicio FerroSolar R&D, S.L.

Appendix I - As of December 31, 2016

Percentage of Ownership
	Direct	Total	Line of Business	Registered
Alabama Sand and Gravel, Inc. (2)	—	100.0	Electrometallurgy - North America	Delaware - USA
Alden Resources, LLC (2)	—	100.0	Electrometallurgy - North America	Delaware - USA
Alden Sales Corporation, LLC (2)	—	100.0	Electrometallurgy - North America	Delaware - USA
Core Metals Group Holdings, LLC (2)	—	100.0	Electrometallurgy - North America	Delaware - USA
Core Metals Group, LLC (2)	—	100.0	Electrometallurgy - North America	Delaware - USA
Gatliff Services, LLC (2)	—	100.0	Electrometallurgy - North America	Delaware - USA
GBG Holdings, LLC (2)	—	100.0	Electrometallurgy - North America	Delaware - USA
Globe Metallurgical, Inc. (2)	—	100.0	Electrometallurgy - North America	Delaware - USA
Globe Metals Enterprises, Inc. (2)	—	100.0	Electrometallurgy - North America	Delaware - USA
GSM Alloys I, Inc. (2)	—	100.0	Electrometallurgy - North America	Delaware - USA
GSM Alloys II, Inc. (2)	—	100.0	Electrometallurgy - North America	Delaware - USA
GSM Enterprises Holdings, Inc. (2)	—	100.0	Electrometallurgy - North America	Delaware - USA
LF Resources, Inc. (2)	—	100.0	Electrometallurgy - North America	Delaware - USA
Norchem, Inc. (2)	—	100.0	Electrometallurgy - North America	Florida - USA
QSIP Canada ULC (2)	—	100.0	Electrometallurgy - North America	Canada
QSIP Sales ULC (2)	—	100.0	Electrometallurgy - North America	Canada
Quebec Silicon LP (2)	—	51.0	Electrometallurgy - North America	Canada
Tennessee Alloys Company, LLC (2)	—	100.0	Electrometallurgy - North America	Delaware - USA
West Virginia Alloys, Inc. (2)	—	100.0	Electrometallurgy - North America	Delaware - USA
WVA Manufacturing, LLC (2)	—	51.0	Electrometallurgy - North America	Delaware - USA
Cuarzos Industriales, S.A.U.	—	100.0	Electrometallurgy - Europe	A Coruña - Spain
Ferroatlántica, S.A.U. - Electrometallurgy (1)	—	100.0	Electrometallurgy - Europe	Madrid - Spain
FerroPem, S.A.S.	—	100.0	Electrometallurgy - Europe	France
Grupo FerroAtlántica, S.A.U	100.0	100.0	Electrometallurgy - Europe	Madrid - Spain
Hidro-Nitro Española, S.A. - Electrometallurgy (1)	—	100.0	Electrometallurgy - Europe	Madrid - Spain
Rocas, Arcillas y Minerales, S.A.	—	66.7	Electrometallurgy - Europe	A Coruña - Spain
Rebone Mining (Pty.), Ltd.	—	100.0	Electrometallurgy - South Africa	Polokwane - South Africa
Samquarz (Pty.), Ltd.	—	74.0	Electrometallurgy - South Africa	Delmas - South Africa
Silicon Smelters (Pty.), Ltd.	—	100.0	Electrometallurgy - South Africa	Polokwane - South Africa
Silicon Technology (Pty.), Ltd.	—	100.0	Electrometallurgy - South Africa	South Africa
Thaba Chueu Mining (Pty.), Ltd.	—	74.0	Electrometallurgy - South Africa	Polokwane - South Africa
Cuarzos Industriales de Venezuela (Cuarzoven), S.A.	—	100.0	Electrometallurgy - Venezuela	Venezuela
Ferroatlántica de Venezuela (FerroVen), S.A.	—	80.0	Electrometallurgy - Venezuela	Venezuela
Actifs Solaires Bécancour, Inc	—	100.0	Other segments	Canada
Emix, S.A.S.	—	100.0	Other segments	France
Ferroatlántica Brasil Mineraçao Ltda.	—	70.0	Other segments	Brazil
FerroAtlántica Canada Company Ltd	—	100.0	Other segments	Canada
Ferroatlántica de México, S.A. de C.V.	—	100.0	Other segments	Nueva León - Mexico
Ferroatlántica Deutschland, GmbH	—	100.0	Other segments	Germany
Ferroatlántica I+D, S.L.U.	—	100.0	Other segments	Madrid - Spain
FerroAtlántica India Private Limited	—	100.0	Other segments	India
Ferroatlántica y Cía., F. de Ferroaleac. y Metales, S.C.	—	100.0	Other segments	Madrid - Spain
Ferroatlántica, S.A.U. - Other segments - Energy (1)	—	100.0	Other segments	Madrid - Spain
FerroAtlántica International Ltd	—	100.0	Other segments	United Kingdom
Ferroglobe Services plc	100.0	100.0	Other segments	United Kingdom
FerroManganese Mauritania SARL	—	10.0	Other segments	Mauritania
Ferroquartz Company Ltd	—	100.0	Other segments	Canada
Ferroquartz Holdings, Ltd	—	100.0	Other segments	Hong Kong
FerroQuartz Mauritania SARL	—	80.0	Other segments	Mauritania
FerroQuébec, Inc.	—	100.0	Other segments	Canada
FerroTambao, SARL	—	90.0	Other segments	Burkina Faso
Ganzi Ferroatlántica Silicon Industry Company, Ltd.	—	75.0	Other segments	Yuanyangba, Kanding Country (Sichuan) (China)
Globe Metales S.A. (2)	—	100.0	Other segments	Argentina
Globe Specialty Metals, Inc. (2)	100.0	100.0	Other segments	Delaware - USA
Hidro-Nitro Española, S.A. - Other segments - Energy (1)	—	100.0	Other segments	Madrid - Spain
Mangshi FerroAtlántica Mining Industry Service Company Ltd	—	100.0	Other segments	MangShi, Dehong (Yunnan) (China)
MangShi Sinice Silicon Industry Company Limited	—	100.0	Other segments	MangShi, Dehong (Yunnan) (China)
Ningxia Yongvey Coal Industrial Co., Ltd. (2)	—	98.0	Other segments	China
Silicio FerroSolar, S.L.U.	—	100.0	Other segments	Madrid - Spain
Solsil, Inc.	—	100.0	Other segments	Delaware - USA
Ultracore Energy, S.A.	—	100.0	Other segments	Argentina

(1)	FerroAtlántica, S.A.U. and Hidro Nitro Española, S.A. carry on business activities in both the Electrometallurgy – Europe and Other segments – Energy.
(2)	Entered to the scope of consolidation during 2015 as a result of the business combination (GSM subsidiary).