Form 20-F
period 2017-12-31
Ferroglobe PLC
filed 2018-04-30
CIK 1639877

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20‑F

(Mark One)☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report For the transition period from to Commission file number: 001‑37668

Ferroglobe PLC

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

2nd Floor West Wing, Lansdowne House, 57 Berkeley Square

London W1J 6ER, United Kingdom

+44‑(0)203‑129‑2420

(Address of principal executive offices)

Joseph Ragan Chief Financial Officer and Principal Accounting Officer

2nd Floor West Wing, Lansdowne House, 57 Berkeley Square

London W1J 6ER, United Kingdom

+44‑(0)203‑129‑2420

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

Ordinary Shares (nominal value of $0.01)	171,976,731

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

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

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Emerging growth company☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act). Yes ☐ No ☒

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

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

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Investors should read the section entitled “Item 3.D.—Key Information—Risk Factors” and the description of our segments in the section entitled “Item 4.B.—Information on the Company—Business Overview” for a more complete discussion of the factors that could affect us. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following:

•	the outcomes of pending or potential litigation;
•

operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected;

•	the retention of certain key employees may be difficult;
•	intense competition and expected increased competition in the future;
•	our ability to adapt services to changes in technology or the marketplace;
•	our ability to maintain and grow relationships with customers and clients;
•	the historic cyclicality of the metals industry and the attendant swings in market price and demand;
•	increases in energy costs and the effect on costs of production;
•	energy prices, disruptions in the supply of power and changes in governmental regulation of the power sector;
•	availability of raw materials or transportation;
•	the cost of raw material inputs and the ability to pass along those costs to customers;
•	costs associated with labor disputes and stoppages;
•	our ability to maintain our liquidity and to generate sufficient cash to service indebtedness;
•	integration and development of prior and future acquisitions, and the ability to realize anticipated benefits of the Business Combination;

•	our ability to effectively implement strategic initiatives and actions taken to increase sales growth;
•	our ability to compete successfully;
•	the availability and cost of maintaining adequate levels of insurance;
•	our ability to protect trade secrets or maintain their trademarks and other intellectual property;
•	equipment failures, delays in deliveries or catastrophic loss at any of our manufacturing facilities, which may not be covered under any insurance policy;
•	exchange rate fluctuations;
•

changes in laws protecting U.S., Canadian and European Union companies from unfair foreign competition (including antidumping and countervailing duty orders and laws) or the measures currently in place or expected to be imposed under those laws;

•	compliance with, or potential liability under, environmental, health and safety laws and regulations (and changes in such laws and regulations, including in their enforcement or interpretation);
•	risks from international operations, such as foreign exchange, tariff, tax, inflation, increased costs, political risks and their ability to expand in certain international markets;
•	risks associated with mining operations, metals manufacturing and smelting activities;
•	our ability to manage price and operational risks including industrial accidents and natural disasters;
•	our ability to acquire or renew permits and approvals;
•	potential losses due to immediate cancellations of service contracts;
•	risks associated with potential unionization of employees or work stoppages that could adversely affect our operations;
•	changes in tax laws (including under applicable tax treaties) and regulations or to the interpretation of such tax laws or regulations by the governmental authorities;
•	changes in general economic, business and political conditions, including changes in the financial markets;
•	risks related to our capital structure; and
•	risks related to our ordinary shares.

These and other factors are more fully discussed in the “Item 3.D.—Key Information—Risk Factors” and “Item 4.B.—Information on the Company—Business Overview” sections and elsewhere in this annual report.

The risks set forth in the “Item 3.D.—Key Information—Risk Factors” section are not exhaustive. Other sections of this annual report describe additional factors that could adversely affect our business, financial condition or results of operations. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict or list all such risks, nor can we assess the impact of all possible risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained, or implied by, in any forward-looking statements.

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

Definitions

Unless otherwise specified or the context requires otherwise in this annual report:

•

the terms (1) “we,” “us,” “our,” “Company,” “Ferroglobe,” and “our business” refer to Ferroglobe PLC and its subsidiaries, Globe Specialty Metals, Inc. (“Globe”) and its consolidated subsidiaries and Grupo FerroAtlántica, S.A.U. (“FerroAtlántica”) and its consolidated subsidiaries; (2) “Globe” refers solely to Globe Specialty Metals, Inc. and its consolidated subsidiaries and (3) “FerroAtlántica” or the “FerroAtlántica Group” refers solely to FerroAtlántica and its consolidated subsidiaries;

•	“Amended Revolving Credit Facility” refers to the revolving credit facility previously available pursuant to the Amended Revolving Credit Facility Agreement;
•	“Amended Revolving Credit Facility Agreement” refers to the Old Revolving Credit Facility Agreement as amended on or about February 15, 2017 by the Revolving Credit Facility Amendment;
•	“Borrower” refers to Ferroglobe PLC as borrower under the New Revolving Credit Facility;
•	“Business Combination” refers to the business combination of Globe and FerroAtlántica as wholly-owned subsidiaries of Ferroglobe PLC on December 23, 2015;
•

“Class A Ordinary Shares” refers to share capital issued in connection with the Business Combination, which has subsequently been converted into ordinary shares of Ferroglobe PLC as a result of the distribution of beneficial interest units in the Ferroglobe Representation and Warranty Insurance Trust to certain Ferroglobe PLC shareholders on November 18, 2016;

•

“Consolidated Financial Statements” refers to the audited consolidated financial statements of Ferroglobe PLC and its subsidiaries as of December 31, 2017 and December 31, 2016 and for each of the years ended December 31, 2017, 2016 and 2015, including the related notes thereto, prepared in accordance with IFRS (as such terms are defined herein);

•	“hectares” refers to a land area of 10,000 square meters or approximately 2.47 acres;
•	“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board;

•

“Indenture” refers to the indenture, dated as of February 15, 2017, among Ferroglobe PLC and Globe as co-issuers, certain subsidiaries of Ferroglobe PLC as guarantors, and Wilmington Trust, National Association as trustee, registrar, transfer agent and paying agent;

•	“New Revolving Credit Facility” refers to the revolving credit facility available pursuant to the New Revolving Credit Facility Agreement;
•

“New Revolving Credit Facility Agreement” refers to the credit agreement, dated as of February 27, 2018, among Ferroglobe PLC, as Borrower, certain subsidiaries of Ferroglobe PLC from time to time party thereto as guarantors, the financial institutions from time to time party thereto as lenders, PNC Bank, National Association, as administrative agent, issuing lender and swing loan lender, PNC Capital Markets LLC, Citizens Bank, National Association and BMO Capital Markets Corp., as joint legal arrangers and bookrunners, Citizens Bank, National Association, as syndication agent, and BMO Capital Markets Corp., as documentation agent, as amended from time to time;

•	“Notes” refer to the $350,000,000 aggregate principal amount of Senior Notes due 2022;
•

“Old  Revolving Credit Facility Agreement” refers to the credit agreement, dated as of August 20, 2013, among Globe, certain subsidiaries of Globe from time to time as co-borrowers thereunder, the financial institutions from time to time party thereto as lenders, PNC Bank National Association and Wells Fargo Bank, National Association, as syndication agents for lenders, BBVA Compass Bank, as documentation agent, and Citizens Bank of Pennsylvania, as administrative agent for lenders, which has been replaced by the New Revolving Credit Facility Agreement;

•	“Predecessor” refers to FerroAtlántica for all periods prior to the Business Combination;
•

“Revolving Credit Facility Amendment” refers to the Third Amendment to the Old Revolving Credit Facility Agreement, among, inter alios, Ferroglobe PLC and Globe as co-borrowers, the subsidiary guarantors party thereto, the financial institutions party thereto as lenders and Citizens Bank of Pennsylvania as administrative agent;

•	“shares” or “ordinary shares” refer to the authorized share capital of Ferroglobe PLC;
•	“tons” refer to metric tons (approximately 2,204.6 pounds or 1.1 short tons);
•	“U.S. Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended; and
•	“U.S. Securities Act” refers to the U.S. Securities Act of 1933, as amended.

PRESENTATION OF FINANCIAL INFORMATION

The selected financial information as of December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015 is derived from our Consolidated Financial Statements, which are included elsewhere in this annual report and which are prepared in accordance with IFRS. The selected financial information as of December 31, 2015 and as of and for the years ended December 31, 2014 and 2013 is derived from our (or FerroAtlántica’s) audited consolidated financial statements and related notes for the years ended December 31, 2015, 2014 and 2013, which are not included in this annual report.

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

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.       KEY INFORMATION

A.    Selected Financial Data

The following tables present selected consolidated financial and business level information for Ferroglobe as of and for the years ended December 31, 2017, 2016 and 2015 and, its predecessor, FerroAtlántica, as of and for the years ended December 31, 2014 and 2013.

The selected financial information as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 is derived from our Consolidated Financial Statements, prepared in accordance with IFRS, which are included elsewhere in this annual report. The selected financial information as of December 31, 2015 and as of and for the years ended December 31, 2014 and 2013 is derived from our (or FerroAtlántica’s) audited consolidated financial statements and related notes for the years ended December 31, 2015, 2014 and 2013, which are not included elsewhere in this annual report.

The selected consolidated financial information as of and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 is not intended to be an indicator of our financial condition or results of operations in the future. You should review such selected consolidated financial information together with our Consolidated Financial Statements, included elsewhere in this annual report.

Ferroglobe was formed with the consummation of the Business Combination on December 23, 2015. FerroAtlántica is the Company’s “Predecessor” for accounting purposes. Therefore, the results of Ferroglobe for the 2015 fiscal year were composed of the results of:

•	Ferroglobe PLC for the period beginning February 5, 2015 (inception of the entity) and ended December 31, 2015;
•	FerroAtlántica, the Company’s “Predecessor,” for the year ended December 31, 2015; and
•	Globe for the eight-day period ended December 31, 2015.

The data and results of fiscal years prior to 2015 correspond exclusively to the Predecessor, FerroAtlántica, unless otherwise expressly stated.

The statement of financial position reflects the balance sheet of the Company as of December 31, 2017, 2016 and 2015. The statement of financial position for fiscal years prior to 2015 corresponds exclusively to the balance sheets of the Predecessor, FerroAtlántica.

The following tables should be read in conjunction with “Item 5.A.—Operating and Financial Review and Prospects—Operating Results,” and our Consolidated Financial Statements included elsewhere in this annual report.

Consolidated Income Statement Data

	Year ended December 31,
($ thousands)	2017	2016	2015 (2)	2014 (1)	2013 (1)
Sales	1,741,693	1,576,037	1,316,590	1,466,304	1,463,878
Cost of sales	(1,043,395)	(1,043,412)	(818,736)	(889,561)	(910,892)
Other operating income	18,199	26,215	15,751	6,891	36,904
Staff costs	(301,963)	(296,399)	(205,869)	(218,043)	(217,527)
Other operating expense	(239,926)	(243,946)	(200,296)	(165,491)	(197,670)
Depreciation and amortization charges, operating allowances and write-downs	(104,529)	(125,677)	(67,050)	(74,752)	(79,103)
Operating profit (loss) before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other losses	70,079	(107,182)	40,390	125,348	95,590
Impairment losses	(30,957)	(268,089)	(52,042)	(399)	(1,061)
Net gain (loss) due to changes in the value of assets	7,504	1,891	(912)	(9,472)	6,475
(Loss) gain on disposal of non-current assets	(4,316)	340	(2,214)	555	448
Other losses	(2,613)	(40)	(347)	(60)	(2,802)
Operating profit (loss)	39,697	(373,080)	(15,125)	115,972	98,650
Finance income	3,708	1,536	1,096	4,771	2,858
Finance costs	(65,412)	(30,251)	(30,405)	(37,105)	(47,225)
Financial derivative loss	(6,850)	—	—	—	—
Exchange differences	8,214	(3,513)	35,904	7,800	(7,677)
(Loss) profit before tax	(20,643)	(405,308)	(8,530)	91,438	46,606
Income tax benefit (expense)	14,821	46,695	(49,942)	(59,707)	(24,558)
(Loss) profit for the year (3)	(5,822)	(358,613)	(58,472)	31,731	22,048
Loss attributable to non-controlling interests	5,144	20,186	15,204	6,706	6,400
(Loss) profit attributable to the Parent	(678)	(338,427)	(43,268)	38,437	28,448

Earnings (loss) per share

($ thousands except for share amounts)	2017	2016	2015 (2)	2014 (1)	2013 (1)
(Loss) profit attributable to the Parent	(678)	(338,427)	(43,268)	38,437	28,448
Weighted average basic shares outstanding	171,949,128	171,838,153	99,699,262	98,078,163	98,078,163
Basic (loss) profit per ordinary share	—	(1.97)	(0.43)	0.39	0.29
Weighted average basic shares outstanding	171,949,128	171,838,153	99,699,262	98,078,163	98,078,163
Effect of dilutive securities	—	—	—	—	—
Weighted average dilutive shares outstanding	171,949,128	171,838,153	99,699,262	98,078,163	98,078,163
Diluted (loss) earnings per ordinary share	—	(1.97)	(0.43)	0.39	0.29

Cash dividend declared

($ thousands except for share amounts)	2017	2016	2015 (2)	2014 (1)	2013 (1)
Cash dividends declared	—	54,988	21,479	40,116	27,498
Number of ordinary shares	171,949,128	171,838,153	171,838,153	98,078,163	98,078,163
Cash dividends declared per ordinary share	—	0.32	0.12	0.41	0.28

Consolidated Statement of Financial Position Data

	As of December 31,
($ thousands)	2017	2016	2015 (2)	2014 (1)	2013 (1)
Cash and cash equivalents	184,472	196,931	116,666	48,651	62,246
Total assets	2,000,257	2,019,301	2,391,161	1,388,158	1,675,975
Non-current liabilities	612,303	500,503	603,500	468,585	477,125
Current liabilities	450,196	626,756	492,688	411,896	414,884
Equity	937,758	892,042	1,294,973	507,677	783,966

(1)

Financial data for the Predecessor, FerroAtlántica, except for share and per share data, which has been updated to reflect the shares received by the owners of FerroAtlántica as a result of the Business Combination for the years ended December 31, 2014 and 2013.

(2)

Financial data for Ferroglobe is derived from the results and financial position of: (a) Ferroglobe PLC for the period beginning February 5, 2015 (inception of the entity) and ended December 31, 2015; (b) FerroAtlántica for the year ended December 31, 2015; and (c) Globe for the eight-day period ended December 31, 2015.

(3)

Our Spanish hydroelectric operations were determined to be discontinued and classified as held for sale in 2016. In July 2017, we announced that we did not receive the necessary regulatory approvals to divest these assets and the sale did not proceed and our Spanish hydroelectric operations ceased to be classified as held for sale. Accordingly, the results of such operations are presented within continuing operations for the year ended December 31, 2017 and the consolidated income statements for prior periods have been re-presented to show the results of the Spanish energy business within income from continuing operations.

B.    Capitalization and indebtedness.

Not applicable.

C.    Reasons for the offer and use of proceeds.

Not applicable.

D.    Risk factors.

An investment in our ordinary shares carries a significant degree of risk. You should carefully consider the following risks and all other information in this annual report, including our Consolidated Financial Statements. Additional risks and uncertainties we are not presently aware of, or that we currently deem immaterial, could also affect our business operations and financial condition. If any of these risks are realized, our business, results of operations and financial condition could be adversely affected to a material degree. As a result, the trading price of our ordinary shares could decline and you could lose part or all of your investment.

Risks Related to Our Business and Industry

Our operations depend on industries including the aluminum, steel, polysilicon, silicone and photovoltaic/solar industries, which, in turn, rely on several end‑markets. A downturn in these industries or end-markets could adversely affect our business, results of operations and financial condition.

Because we primarily sell the silicon metal, silicon‑based alloys, manganese‑based alloys and other specialty alloys we produce to manufacturers of aluminum, steel, polysilicon, silicones, and photovoltaic products, our results are significantly affected by the economic trends in the steel, aluminum, polysilicon, silicone and photovoltaic industries. Primary end users that drive demand for steel and aluminum include construction companies, shipbuilders, electric appliance and car manufacturers, and companies operating in the rail and maritime industries. Primary end users that drive demand for polysilicon and silicones include the automotive, chemical, photovoltaic, pharmaceutical, construction and consumer products industries. Demand for steel, aluminum, polysilicon and silicones from such companies is driven primarily by gross domestic product growth and is affected by global economic conditions. Fluctuations in steel and aluminum prices may occur due to sustained price shifts reflecting underlying global economic and geopolitical factors, changes in industry supply-demand balances, the substitution of one product for another in times of scarcity, and changes in national tariffs. An easing of demand for steel and aluminum can quickly cause a substantial build-up of steel and aluminum stocks, resulting in a decline in demand for silicon metal, silicon-based alloys, manganese-based alloys, and other specialty alloys. Polysilicon and silicone producers are subject to fluctuations in crude oil, platinum, methanol and natural gas prices, which could adversely affect their businesses. The photovoltaic industry has been growing in the recent years. However, changes in power regulations in different countries, fluctuations in the relative costs of different sources of energy, and supply-demand balances in the different parts of the value chain, among other factors, may significantly affect the growth prospects of the photovoltaic industry. A significant and prolonged downturn in the end‑markets for steel, aluminum, polysilicon, silicone and photovoltaic products, could adversely affect these industries and, in turn, our business, results of operations and financial condition.

The metals industry is cyclical and has been subject in the past to swings in market price and demand which could lead to volatility in our revenues.

Our business has historically been subject to fluctuations in the price of our products and market demand for them, caused by general and regional economic cycles, raw material and energy price fluctuations, competition and other factors. The timing, magnitude and duration of these cycles and the resulting price fluctuations are difficult to predict. For example, we experienced a weakened economic environment in national and international metals markets, including a sharp decrease in silicon metal prices in all major markets, from late 2014 to late 2017. The weakened economic environment adversely affected our profitability for the year ended December 31, 2016.

Historically, our subsidiary Globe Metallurgical Inc., has been affected by recessionary conditions in the end‑markets for its products, such as the automotive and construction industries. In April 2003, Globe Metallurgical Inc. sought protection under Chapter 11 of the U.S. Bankruptcy Code following its inability to restructure or refinance its indebtedness amidst a confluence of several negative economic and other factors, including an influx of low‑priced, dumped imports, which caused it to default on then‑outstanding indebtedness. A recurrence of such economic factors could have a material adverse effect on our business, results of operations and financial condition.

Additionally, as a result of unfavorable conditions in the end‑markets for its products, Globe Metales S.R.L. (“Globe Metales”) became subject to reorganization proceedings (“concurso preventivo”) in 1999, which are scheduled to end in 2020. While such reorganization proceedings are ongoing, Globe Metales cannot dispose of or encumber its registered assets (including its real estate) or perform any action outside its ordinary course of business without prior court approval.

In calendar years 2009 and 2016, the global silicon metal, manganese‑ and silicon‑based alloys industries suffered from unfavorable market conditions. Any decline in the global silicon metal, manganese- and silicon‑based alloys industries could have a material adverse effect on our business, results of operations and financial condition. In addition, our business is directly related to the production levels of our customers, whose businesses are dependent on highly cyclical markets, such as the automotive, residential and non‑residential construction, consumer durables, polysilicon, steel, and chemical industries. In response to unfavorable market conditions, customers may request delays in contract shipment dates or other contract modifications. If we grant modifications, these could adversely affect our anticipated revenues and results of operations. Also, many of our products are traded internationally at prices that are significantly affected by worldwide supply and demand. Consequently, our financial performance will fluctuate with the general economic cycle, which could have a material adverse effect on our business, results of operations and financial condition.

Our business is particularly sensitive to increases in energy costs, which could materially increase our cost of production.

Electricity is one of our largest production components. The price of electricity is determined in the applicable domestic jurisdiction and is influenced both by supply and demand dynamics and by domestic regulations. Changes in local energy policy, increased costs due to scarcity of energy supply, climate conditions, the termination or non-renewal of any of our power purchase contracts and other factors may affect the price of electricity supplied to our plants and adversely affect our results of operations and financial conditions.

Because electricity is indispensable to our operations and accounts for a high percentage of our production costs, we are particularly vulnerable to supply limitations and cost fluctuations in energy markets. For example, at our Spanish, Argentine, South African and Chinese plants, production must be modulated to reduce consumption of energy in peak hours or in seasons with higher energy prices, in order for us to maintain profitability. Our Venezuelan operations depend on national hydraulic energy production (rainfall) to produce sufficient power to provide a reliable source of supply, which is not always possible. Moreover, electricity prices in Venezuela recently have been affected by severe currency fluctuations.  Generation of electricity in Spain and France by our own hydroelectric power operations partially mitigates our exposure to price increases in those two markets. However, we have pursued in the past the possibility of disposing of those operations, and may do so in the future. Such a divestiture, if completed, would result in a greater exposure to increases in electricity prices.

Electrical power to our U.S. and Canada facilities is supplied mostly by American Electric Power Co., Alabama Power Co., Brookfield Renewable Partners L.P., Hydro-Québec, the Tennessee Valley Authority, and Niagara Mohawk Power Corporation through dedicated lines. Our Alloy, West Virginia facility obtains approximately 56% of its power needs under a fixed‑price power purchase agreement with a nearby hydroelectric facility owned by a Brookfield affiliate. This facility is over 70 years old and any breakdown could result in the Alloy facility having to purchase more grid power at higher rates. The energy supply for our Mendoza, Argentina facility is supplied by local utility Edemsa under a power purchase agreement expiring in December 2019. Energy rates in Argentina have increased on average by 200% since February 2016, resulting in challenges before the courts (with preliminary injunctive relief having been granted) as alternative arrangements are being negotiated. There can be no assurance that such negotiations will be completed on terms we consider to be commercially reasonable, or at all.

Energy supply to our facilities in South Africa is provided by Eskom (State-owned power utility) through rates that are approved annually by the national power regulator (NERSA). These rates have had an upward trend in the past years, due to the instability of available supply, and are likely to continue increasing. Also, NERSA applies certain revisions to rates based on cost variances for Eskom that are not within our control. We have completed negotiations with Eskom for a new power contract for 2018 and 2019.

In Spain, power is purchased in a competitive wholesale market. Our facilities have to pay access tariffs to the national grid and get certain payments in exchange for providing services to the grid (i.e., interruptibility services). The volatile nature of the wholesale market in Spain results in price uncertainty that can be only partially offset by financial hedging contracts.

Energy prices in Spain are volatile and such volatility could have a material adverse effect on our business, results of operations, and financial condition.

Almost all of the revenues from Ferroglobe’s energy segment are tied, either directly or indirectly, to wholesale market prices for electricity in Spain, which are volatile and may decline due to a number of factors that are not within our control.  These include the price of fuels used to generate electricity by other means, the amount of excess generating capacity relative to load in particular markets, the cost of controlling polluting emissions, the structure and regulation of the electricity market overall, and fluctuations in demand, including weather conditions that impact electrical load. In addition, other power generators may develop new technologies or improvements to traditional technologies to produce power that could increase the supply of electricity and cause a sustained reduction in market prices for electricity.

The possible divestiture in the future of any of our hydroelectric power operations would result in a greater exposure to increases in electricity prices in that market.

Our energy operations and revenues depend largely on government regulation of the power sector and our business may be adversely affected if such policies are amended or eliminated.

Our energy operations and revenues depend largely on government regulation of the power sector. For example, in 2013, Spain introduced a new regulatory regime for renewable energies, which, among other things, suspended the pre‑existing feed‑in tariff support scheme for renewable energy producers that had benefitted us. This has had an adverse effect on the profitability of our energy operations, as prices at which we are able to sell electricity are now substantially dependent on the volatile wholesale market. If other power sector programs and regulations are adversely amended, reduced, eliminated, or subjected to new restrictions, it could have a material adverse effect on the profitability of our energy operations.

Losses caused by disruptions in the supply of power would reduce our profitability.

Large amounts of electricity are used to produce silicon metal, manganese‑ and silicon‑based alloys and other specialty alloys, and our operations are heavily dependent upon a reliable supply of electrical power. We may incur losses due to a temporary or prolonged interruption of the supply of electrical power to our facilities, which can be caused by unusually high demand, blackouts, equipment failure, natural disasters or other catastrophic events, including failure of the hydroelectric facilities that currently provide power under contract to our West Virginia, New York, Québec and Argentina facilities. Additionally, on occasion, we have been instructed to suspend operations for several hours by the sole energy supplier in South Africa due to a general power shortage in the country. It is possible that this supplier may instruct us to suspend our operations for a similar or longer period in the future. Such interruptions or reductions in the supply of electrical power adversely affect production levels and may result in reduced profitability. Our insurance coverage does not cover all interruption events and may not be sufficient to cover losses incurred as a result.

In addition, investments in Argentina’s electricity generation and transmission systems have been lower than the increase in demand in recent years. If this trend is not reversed, there could be electricity supply shortages as the result of inadequate generation and transmission capacity. Given the heavy dependence on electricity of our manufacturing operations, any electricity shortages could adversely affect our financial results.

Government regulations of electricity in Argentina give priority of use of hydroelectric power to residential users and subject violators of these restrictions to significant penalties. This preference is particularly acute during Argentina’s winter months due to a lack of natural gas. We have previously successfully petitioned the government to exempt us from these restrictions given the demands of our business for continuous supply of electric power. If we are unsuccessful in our petitions or in any action we take to ensure a stable supply of electricity, our production levels may be adversely affected and our profitability reduced.

Any decrease in the availability, or increase in the cost, of raw materials or transportation could materially increase our costs.

Principal components in the production of silicon metal, silicon‑based alloys and manganese‑based alloys include metallurgical‑grade coal, charcoal, graphite and carbon electrodes, manganese ore, quartzite, wood chips, steel scrap, and other metals. While we own certain sources of raw materials, we also buy raw materials on a spot or contracted basis. The availability of these raw materials and the prices at which we purchase them from third‑party suppliers depend on market supply and demand and may be volatile. Our ability to obtain these materials in a cost efficient and timely manner is dependent on certain suppliers, their labor union relationships, mining and lumbering regulations and output and general local economic conditions.

We make extensive use of shipping by sea, rail and truck to obtain the raw materials used in our production and deliver our products to customers, depending on the geographic region and product or input. Raw materials and products often must be transported over long distances between mines and other production sites and the plants where raw materials are consumed, and between those sites and our customers. Any severe delay, interruption or other disruption in such transportation, any material damage to raw materials utilized by us or to our products while being transported, or a sharp rise in transportation prices could have a material adverse effect on our business, results of operations and financial condition. In addition, because we may not be able to obtain adequate supplies of raw materials from alternative sources on terms as favorable as our current arrangements, or at all, any disruption or shortfall in the production and delivery of raw materials could result in higher raw materials costs and likewise materially adversely affect our business, results of operations and financial condition.

Cost increases in raw material inputs may not be passed on to our customers, which could negatively impact our profitability.

The prices of our raw material inputs are determined by supply and demand, which may be influenced by, inter alia, economic growth and recession, changes in world politics, unstable governments in exporting nations, and inflation. The market prices of raw material inputs will thus fluctuate over time, and we may not be able to pass significant price increases on to our customers. If we do try to pass them on, we may lose sales and thereby revenue, in addition to having the higher costs. Additionally, decreases in the market prices of our products will not necessarily enable us to obtain lower prices from our suppliers.

Metallurgical manufacturing and mining are inherently dangerous activities and any accident resulting in injury or death of personnel or prolonged production shutdowns could adversely affect our business and operations.

Metallurgical manufacturing generally, and smelting in particular, is inherently dangerous and subject to fire, explosion and sudden major equipment failure. Quartz and coal mining are inherently dangerous and subject to numerous hazards, including collisions, equipment failure, accidents arising from the operation of large mining and rock transportation equipment, dust inhalation, flooding, collapse, blasting operations and operating in extreme climatic conditions. These hazards have led to accidents resulting in the serious injury and death of production personnel and prolonged production shutdowns in the past. We may experience fatal accidents or equipment malfunctions in the future, which could have a material adverse effect on our business and operations.

We are heavily dependent on our mining operations, which are subject to risks that are beyond our control and which could result in materially increased expenses and decreased production levels.

We mine quartz and quartzite at open pit mining operations and coal at underground and surface mining operations. We are heavily dependent on these mining operations for our quartz and coal supplies. Certain risk factors beyond our control could disrupt our mining operations, adversely affect production and shipments, and increase our operating costs, such as: a major incident at the mine site that causes all or part of the operations of the mine to cease for some period of time; mining, processing and plant equipment failures and unexpected maintenance problems; changes in reclamation costs; the inability to renew mining concessions upon their expiration; the expropriation of territory subject to a valid concession without sufficient compensation; and adverse weather and natural disasters, such as heavy rains or snow, flooding and other natural events affecting operations, transportation or customers.

Regulatory agencies have the authority under certain circumstances following significant health and safety violations or incidents to order a mine to be temporarily or even permanently closed. If this occurs, we may be required to incur significant legal and capital expenditures to re‑open the affected mine. In addition, environmental regulations and enforcement could impose unexpected costs on our mining operations, and future regulations could increase those costs or limit our ability to produce quartz and sell coal. A failure to obtain and renew permits necessary for our mining operations could limit our production and negatively affect our business. It is also possible that we have extracted or may in the future extract quartz from territory beyond the boundary of our mining concession or mining right, which could result in penalties or other regulatory action or liabilities.

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

The metals and mining industry is generally subject to risks and hazards, including fire, explosion, toxic gas leaks, spilling of polluting substances or other hazardous materials, rockfalls, and incidents involving mobile equipment, vehicles or machinery. These could occur by accident or by breach of operating and maintenance standards, and could result in personal injury, illness or death of employees or contractors, or in environmental damage, delays in production, monetary losses and possible legal liability.

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

There are a variety of laws and regulations in place or being considered at the international, federal, regional, state and local levels of government that restrict or are reasonably likely to restrict emissions of carbon dioxide and other greenhouse gases. These legislative and regulatory developments may cause us to incur material costs if we are required to reduce or offset greenhouse gas emissions, or to purchase emission credits or allowances, and may result in a material increase in our energy costs due to additional regulation of power generators. Environmental laws are complex, change frequently and are likely to become more stringent in the future. Because environmental laws and regulations are becoming more stringent and new environmental laws and regulations are continuously being enacted or proposed, such as those relating to greenhouse gas emissions and climate change, the level of expenditures required for environmental matters could increase in the future. Future legislative action and regulatory initiatives could result in changes to operating permits, additional remedial actions, material changes in operations, increased capital expenditures and operating costs, increased costs of the goods we sell, and decreased demand for our products that cannot be assessed with certainty at this time.

Therefore, our costs of complying with current and future environmental laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances may adversely affect our business, results of operations and financial condition.

Compliance with existing and proposed climate change laws and regulations, could adversely affect our performance.

Under current European Union legislation, all industrial sites are subject to cap‑and‑trade programs, by which every facility with carbon emissions is required to purchase in the market emission rights for volumes of emission that exceed a certain allocated level. So far, and until 2020, the allocated level of emissions is such that the potential requirements of emissions rights purchases will have a limited impact on our business. After 2020, however, new regulations may require significant purchases of emissions rights in the market. Also, certain Canadian provinces have implemented cap‑and‑trade programs. As a result, our facilities in Canada and in the European Union may be required to purchase emission credits in the future (85% of the cost of which may be exempted in the European Union). The requirement to purchase emissions rights in the market could result in material increased compliance costs, additional operating restrictions for our business, and an increase in the cost of the products we produce, which could have a material adverse effect on our financial position, results of operations, and liquidity.

In other jurisdictions, including the United States and South Africa, some of the proposals for climate change legislation would require businesses that emit greenhouse gases to buy emission credits from the government, other businesses or through an auction process. While no such requirements applicable to our business have yet been adopted, if any such program were adopted in the future, we may be required to purchase emission credits for greenhouse gas emissions resulting from our operations. Although it is not possible at this time to predict what, if any, climate change laws or regulations will be adopted, any new restrictions on greenhouse gas emissions, including a cap‑and‑trade program or an emissions tax, could result in material increased compliance costs, additional operating restrictions for our business, and an increase in the cost of the products we produce, which could have a material adverse effect on our financial position, results of operations and liquidity.

We make a significant portion of our sales to a limited number of customers, and the loss of a portion of the sales to these customers could have a material adverse effect on our revenues and profits.

In the year ended December 31, 2017, Ferroglobe’s ten largest customers accounted for approximately 47.1% of Ferroglobe’s consolidated revenue and sales corresponding to Dow Corning Corporation, including sales from our joint venture operations, represented 12.2% of our sales. We expect that we will continue to derive a significant portion of our business from sales to these customers.

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

The current antidumping and countervailing duty orders may not remain in effect and continue to be enforced from year to year, the products and countries now covered by orders may no longer be covered, and duties may not continue to be assessed at the same rates. In the United States, rates of duty can change as a result of “administrative reviews” of antidumping and countervailing duty orders. These orders can also be revoked as a result of periodic “sunset reviews,” which determine whether the orders will continue to apply to imports from particular countries. A sunset review of the U.S. antidumping order covering silicon metal imports from China is currently being conducted. Antidumping and countervailing duties in the European Union and Canada are also subject to periodic reviews. In the European Union and in Canada, such reviews can include interim reviews, expiry reviews and other types of proceedings that may result in changes in rates of duty or termination of the duties.

Similarly, export duties imposed by foreign governments that are currently in place may change. For example, duties on Chinese exports of types of ferroalloys produced by Ferroglobe could be reduced.

Changes in any of these factors could adversely affect our business and profitability. Finally, at times, in filing trade actions, we arguably act against the interests of our customers. Certain of our customers may not continue to do business with us as a result.

In December 2016, Ferroglobe subsidiaries in Canada filed a complaint with the Canada Border Services Agency alleging that silicon metal from Brazil, Kazakhstan, Laos, Malaysia, Norway, Russia and Thailand is dumped, and that silicon metal from Brazil, Kazakhstan, Malaysia, Norway and Thailand is subsidized. In March 2017, Ferroglobe subsidiary Globe Specialty Metals petitioned the U.S. Department of Commerce and the U.S. International Trade Commission to provide relief from dumped and subsidized silicon metal imports from Australia, Brazil, Kazakhstan and Norway. In both cases, the agencies found that imports covered by the cases were unfairly traded, but determined that the domestic industry was not injured by the unfair imports.  These injury determinations could adversely affect our business and profitability in the United States and Canada.  Such determinations are subject to judicial review.  In Canada, an appeal is pending; in the United States, the possibility of an appeal is being evaluated.

In June 2017, Euroalliages (representing European Union producers including Ferroglobe) filed a complaint with DG Trade of the European Commission alleging that ferro-silicon originating in Egypt and Ukraine is dumped.  In April 2018, the Commission notified interested parties that the complaint had been withdrawn and that it considered that the investigation should be terminated without measures.  The fact that the case is not going to be successful could adversely affect our sales or our relationships with customers in the European Union.

In November 2017, Ferroglobe subsidiaries in the European Union filed a complaint with DG Trade of the European Commission alleging that silicon metal originating in Brazil and Bosnia is dumped.  That investigation is ongoing and no findings have been issued yet.

Products we manufacture may be subject to unfair import competition that may affect our profitability.

A number of the products we manufacture, including silicon metal and ferrosilicon, are globally-traded commodities that are sold primarily on the basis of price. As a result, our sales volumes and prices may be adversely affected by influxes of imports of these products that are dumped or are subsidized by foreign governments. Our silicon metal and ferrosilicon operations have been injured by such unfair import competition in the past. The antidumping and countervailing duty laws provide a remedy for unfairly traded imports in the form of special duties imposed to offset the unfairly low pricing or subsidization. However, the process for obtaining such relief is complex and uncertain. As a result, while we have sought and obtained such relief in the past, in some cases we have not been successful. Thus, there is no assurance that such relief will be obtained, and if it is not, unfair import competition could have a material adverse effect on our business, results of operations and financial condition.

Competitive pressure from Chinese steel, aluminum, polysilicon and silicone producers may adversely affect the business of our customers, reducing demand for our products. Our customers may relocate to China, where they may not continue purchasing from us.

China’s aluminum, polysilicon and steel producing capacity exceeds local demand and has made China an increasingly large net exporter of aluminum and steel, and the Chinese silicone manufacturing industry is growing. Chinese aluminum, polysilicon, steel and silicone producers — who are unlikely to purchase silicon metal, manganese‑ and silicon‑based alloys and other specialty metals from our plants outside of China due to the ample availability of domestic Chinese production — may gain global market share at the expense of our customers. An increase in Chinese aluminum, steel, polysilicon and silicone industry market share could adversely affect the production volumes, revenue and profits of our customers, resulting in reduced purchases of our products.

Moreover, our customers might seek to relocate or refocus their operations to China or other countries with lower labor costs and higher growth rates. Any that do so might thereafter choose to purchase from other suppliers of silicon metal, manganese‑ and silicon‑based alloys and other specialty metals which in turn could have a material adverse effect on our business, results of operations and financial condition.

We are subject to the risk of union disputes and work stoppages at our facilities, which could have a material adverse effect on our business.

A majority of our employees are members of labor unions. In the future, we may experience protracted negotiations with labor unions, strikes, work stoppages or other industrial actions from time to time. Strikes called by employees or unions could materially disrupt our operations, including productions schedules and delivery times. 2014, there was a strike at our South African subsidiary that required us to reduce production for seven days. We have also experienced strikes by our employees in France from time to time. Any such work stoppage could have a material adverse effect on our business, results of operations and financial condition.

New labor contracts will have to be negotiated to replace expiring contracts from time to time. It is possible that future collective bargaining agreements will contain terms less favorable than the current agreements. Any failure to negotiate renewals of labor contracts on terms acceptable to us, with or without work stoppages, could have a materially adverse effect on our business, results of operations and financial condition.

Many of our key customers or suppliers are similarly subject to union disputes and work stoppages, which may reduce their demand for our products or interrupt the supply of critical raw materials and impede their ability to fulfil their commitments under existing contracts. In 2016, we temporarily reduced production at one of our plants as a result of a strike affecting one of our customers which resulted in delays in contract shipment dates and led to a decrease in prices for certain of our products.

We are dependent on key personnel.

Our success depends in part upon the retention of key employees. Competition for qualified personnel can be intense. Current and prospective employees may experience uncertainty about the effect of the Business Combination, which may impair our ability to attract, retain and motivate key management, sales, technical and other personnel.

If key employees depart, further integration of our FerroAtlántica and Globe divisions may be more difficult and our overall business may be harmed. We also may have to incur significant costs in identifying, hiring and retaining replacements for departing employees, may lose significant expertise and talent relating to our business and our ability to further realize the anticipated benefits of the Business Combination may be adversely affected. In addition, the departure of key employees could cause disruption or distractions for management and other personnel. Furthermore, we cannot be certain that we will be able to attract and retain replacements of a similar caliber as departing key employees.

The long term success of our Business Combination, which was consummated on December 23, 2015, depends to a significant degree on the continued employment of our core senior management team.  In particular, we are dependent on the skills, knowledge and experience of Javier López Madrid, our Executive Chairman, Pedro Larrea Paguaga, our Chief Executive Officer, and Joseph Ragan, our Chief Financial Officer. If these employees are unable to continue in their respective roles, or if we are unable to attract and retain other skilled employees, our business, results of operations and financial condition could be adversely affected. We currently have employment agreements with Messrs. López Madrid, Larrea Paguaga and Ragan. These agreements contain certain non‑compete provisions, which may not be fully enforceable by us. Additionally, we are substantially dependent upon key personnel among our financial and information technology staff, who enable us to meet our regulatory, contractual and financial reporting obligations, including reporting requirements under our credit facilities.

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

In such circumstances, certain interests of the members of our Board may not be aligned with your interests as a holder of ordinary shares and the members of our Board may engage in certain business and other transactions without any accountability or obligation to us.

Shortages of skilled labor could adversely affect our operations.

We depend on skilled labor for the operation of our submerged arc furnaces and other facilities. Some of our facilities are located in areas where demand for skilled personnel often exceeds supply. Shortages of skilled furnace technicians and other skilled workers could restrict our ability to maintain or increase production rates, lead to production inefficiencies and increase our labor costs.

We may not realize the cost savings, synergies and other benefits that we expect to achieve from the Business Combination.

The integration of formerly independent companies is a complex, costly and time-consuming process. We thus are required to devote significant management attention and resources to integrating our business practices and operations. The ongoing integration process may disrupt our business and, if implemented ineffectively, could preclude full realization of the anticipated benefits of the Business Combination. In our efforts to integrate our operations fully and successfully, we may encounter material unanticipated problems, expenses, liabilities, competitive responses, loss of client relationships, and a resulting diversion of management’s attention. The challenges of combining the operations of FerroAtlántica and Globe include, among others:

•	managing a significantly larger company;
•	coordinating geographically separate organizations;
•	potential diversion of management focus and resources from ordinary operational matters and future strategic opportunities;
•	retaining existing customers and attracting new customers;
•	maintaining employee morale and retaining key management and other employees;
•	integrating two unique business cultures that are not necessarily compatible;
•	the possibility of faulty assumptions underlying expectations of the Business Combination;
•	issues in achieving anticipated operating efficiencies, business opportunities and growth prospects;
•	consolidating corporate and administrative infrastructures and eliminating duplicative operations;
•	issues in integrating information technology, communications and other systems;
•	changes in applicable laws and regulations;

•	changes in tax laws (including under applicable tax treaties) and regulations or to the interpretation of such tax laws or regulations by the governmental authorities; and
•	managing tax costs or inefficiencies associated with integrating our operations.

Many of these factors are outside of our control and any one of them could result in increased costs, decreased revenues and diversion of management’s time and energy, which could materially impact our business, results of operations and financial condition. Moreover, even if the operations of FerroAtlántica and Globe are integrated successfully, we may not fully realize the benefits of the Business Combination, including the synergies, cost savings or sales or growth opportunities that we expect, within the anticipated time frame or at all. As a result, we cannot assure our shareholders that the Business Combination will result in the full realization of the benefits anticipated.

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

On November 18, 2016, Ferroglobe completed the distribution to the holders of our ordinary shares at the time of beneficial interest units (the “Trust Units”) in a newly formed Delaware Statutory Trust, Ferroglobe Representation and Warranty Insurance Trust (“Ferroglobe R&W Trust”), to which Ferroglobe had assigned its interest in the R&W Policy. Having assigned the R&W Policy, if we suffer a loss attributable to breaches of representations and warranties by Grupo VM or FerroAtlántica, we will be required to use our existing cash on hand or draws under our credit facility to fund the actual loss incurred to the extent that it is not met by Grupo VM, in the case of a breach by Grupo VM. Losses attributable to breaches of representations and warranties by Grupo VM or FerroAtlántica could have a material adverse effect on our business, financial condition and results of operations.

Any failure to integrate recently acquired businesses successfully or to complete future acquisitions successfully could be disruptive of our business and/or limit our future growth.

From time to time, we expect to pursue acquisitions in support of our strategic goals. In connection with any such acquisition, we could face significant challenges in managing and integrating our expanded or combined operations, including acquired assets, operations and personnel. There can be no assurance that acquisition opportunities will be available on acceptable terms or at all or that we will be able to obtain necessary financing or regulatory approvals to complete potential acquisitions. Our ability to succeed in implementing our strategy will depend to some degree upon the ability of our management to identify, complete and successfully integrate commercially viable acquisitions. Acquisition transactions may disrupt our ongoing business and distract management from other responsibilities.

For example, in February 2018, we completed the acquisition from a wholly-owned subsidiary of Glencore International AG (“Glencore”) of a 100% interest in Glencore’s manganese alloys plants in Mo I Rana (Norway) and Dunkirk (France).

Although the purchase was made under what we believe to be favorable financial terms and we expect it to result in a 10-20% increase in Company-wide revenue, the acquisition increases the management complexity of our operations, adds a new currency (Norwegian Krone) to our foreign exchange exposure, and will require additional attention from management in order for us to successfully integrate and capture synergies. There can be no assurance that the acquisition will result in the realization of the benefits anticipated.

Grupo VM, our principal shareholder, has significant voting power with respect to corporate matters considered by our shareholders.

Our principal shareholder, Grupo VM, owns shares representing approximately 53% of the aggregate voting power of our capital stock. By virtue of Grupo VM’s voting power, as well as Grupo VM’s representation on the Board, Grupo VM will have significant influence over the outcome of any corporate transaction or other matters submitted to our shareholders for approval. Grupo VM will be able to block any such matter, including ordinary resolutions, which, under English law, require approval by a majority of outstanding shares cast in the vote. Grupo VM will also be able to block special resolutions, which, under English law, require approval by the holders of at least 75% of the outstanding shares entitled to vote and voting on the resolution, such as an amendment of the Articles or the exclusion of preemptive rights. Our principal shareholder has, and will continue to have, directly or indirectly, the power, among other things, to affect our legal and capital structure and our day-to-day operations, as well as the ability to elect and change our management and to approve other changes to our operations.

Grupo VM, which owns approximately 53% of our outstanding shares, has pledged most of its shares to secure its obligations to Crédit Agricole Corporate and Investment Bank, Banco Santander and HSBC; if Grupo VM defaults on the underlying loan, we could experience a change in control.

Grupo VM guaranteed its obligations pursuant to a credit agreement (the “GVM Credit Agreement”), which allows them to borrow up to €415 million (“GVM Loan”). In March 2015, Grupo VM entered into a security and pledge agreement, as amended and restated on February 14, 2018 (the “GVM Pledge Agreement”), with Crédit Agricole Corporate and Investment Bank, S.A., Banco Santander, S.A., HSBC Bank PLC and Société Générale, S.A. (the “Lenders”), pursuant to which Grupo VM agreed to pledge most of its shares to the Lenders to secure the outstanding GVM Loan. In the event Grupo VM defaults under the GVM Credit Agreement, the Lenders may foreclose on the shares subject to the pledge. In such case, we could experience a change of control. Upon a change in control, we may be required, among other things, immediately to repay outstanding principal as well as, accrued interest and any other amounts owed by us under one or more of our bank facilities or our other debt.  If upon a change of control, we do not have sufficient funds available to make such payments out of our available cash, third party financing would be needed, yet may be impermissible under our other debt agreements. In addition, certain other contracts we are party to from time to time may contain change of control provisions. Upon a change in control, such provisions may be triggered, which could cause our contracts to be terminated or give rise to other obligations, each of which could have a material adverse effect on our business, results of operations and financial condition.

We may engage in related party transactions with affiliates of Grupo VM, our principal shareholder.

Conflicts of interest may arise between our principal shareholder and your interests as a shareholder. Our principal shareholder has, and will continue to have, directly or indirectly, the power, among other things, to affect our day-to-day operations, including the pursuit of related party transactions. We have entered, and may in the future enter, into agreements with companies who are affiliates of Grupo VM, our principal shareholder. Such agreements have been approved by, or would be subject to the approval of, the Board. The terms of such agreements may present material risks to our business and results of operations. For example, we recently entered into a series of projects and an agreement in respect of a joint venture with AurinkaPhotovoltaic Group S.L. (“Aurinka”) and Blue Power Corporation S.L. (“Blue Power”), a company partly owned by Mr. Javier López Madrid, our Executive Chairman. We have also entered into a number of other agreements with affiliates of Grupo VM with respect to, among other things, the provision of information technology and data processing services and the management of certain aspects of our hydroelectric plants. See “Item 7.B.—Major Shareholders and Related Party Transactions—Related Party Transactions.”

We are exposed to significant risks in relation to compliance with anti-bribery and corruption laws, anti-money laundering laws and regulations, and economic sanctions programs.

Doing business on a worldwide basis requires us to comply with the laws and regulations of various jurisdictions. In particular, our international operations are subject to anti-corruption laws, most notably the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”) and the UK Bribery Act of 2010 (the “Bribery Act”), international trade sanctions programs, most notably those administered by the U.N., U.S. and European Union, anti-money laundering laws and regulations, and laws against human trafficking and slavery, most notably the UK Modern Slavery Act 2015 (“Modern Slavery Act”).

The FCPA and Bribery Act prohibit offering or providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. We may deal from time to time with both governments and state-owned business enterprises, the employees of which are considered foreign officials for purposes of these laws.  International trade sanctions programs restrict our business dealings with or relating to certain sanctioned countries and certain sanctioned entities and persons no matter where located.

As a result of doing business internationally, we are exposed to a risk of violating applicable anti-bribery and corruption (“ABC”) laws, international trade sanctions, and anti-money laundering (“AML”) laws and regulations. Some of our operations are located in developing countries that lack well-functioning legal systems and have high levels of corruption. Our continued expansion and worldwide operations, including in developing countries, our development of joint venture relationships worldwide, and the engagement of local agents in the countries in which we operate tend to increase the risk of violations of such laws and regulations. Violations of ABC laws, AML laws and regulations, and trade sanctions are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts (and termination of existing contracts) and revocations or restrictions of licenses, as well as criminal penalties including possible imprisonment. Moreover, any major violations could have a significant impact on our reputation and consequently on our ability to win future business.

For its part, the Modern Slavery Act requires any commercial organization that carries on a business or part of a business in the United Kingdom which (i) supplies goods or services and (ii) has an annual global turnover of £36 million to prepare a slavery and human trafficking statement for each financial year ending on or after March 31, 2016. In this statement, the commercial organization must set out the steps it has taken to ensure there is no modern slavery in its own business and its supply chain, or provide an appropriate negative statement. The UK Secretary of State may enforce this duty by means of civil proceedings. Ferroglobe is currently in compliance with the Act, and we believe it will remain so, but the nature of our operations and the regions in which we operate may make it difficult or impossible for us to detect all incidents of modern slavery in certain of our supply chains. Any failure in this regard would not violate the Modern Slavery Act per se, but could have a significant impact on our reputation and consequently on our ability to win future business.

We seek to build and continuously improve our systems of internal controls and to remedy any weaknesses identified.  As part of our efforts to comply with all applicable law and regulation, we have introduced a global ethics and compliance program. We believe we are devoting appropriate time and resources to its implementation, related training, and to monitoring compliance. Despite these efforts, we cannot be certain that our policies and procedures will be followed at all times or that we will prevent or timely detect violations of applicable laws, regulations or policies by our personnel, partners or suppliers. Any actual or alleged failure to comply with applicable laws or regulations could lead to material liabilities not covered by insurance or other significant losses, which in turn could have a material adverse effect on our business, results of operations, and financial condition.

We operate in a highly competitive industry.

The silicon metal market and the silicon‑based and manganese‑based alloys markets are global, capital intensive and highly competitive. Our competitors may have greater financial resources, as well as other strategic advantages, to maintain, improve and possibly expand their facilities, and, as a result, they may be better positioned than we are to adapt to changes in the industry or the global economy. Advantages that our competitors have over us from time to time, new entrants that increase competition in our industry, and/or increases in the use of substitutes for certain of our products could have a material adverse effect on our business, results of operations and financial condition.

Though we are not currently operating at full capacity, we have historically operated at near the maximum capacity of our operating facilities. Because the cost of increasing capacity may be prohibitively expensive, we may have difficulty increasing our production and profits.

Our facilities are able to manufacture, collectively, approximately 416,750 tons of silicon metal (including Dow Corning’s portion of the capacity of our Alloy, West Virginia and Bécancour, Québec plants), 534,000 tons of silicon-based alloys and 689,000 tons of manganese-based alloys on an annual basis. Our ability to increase production and revenues will depend on expanding existing facilities, acquiring facilities or building new ones. Increasing capacity is difficult because:

•

adding 30,000 tons of new production capacity to an existing silicon manufacturing plant would cost approximately $120,000 thousand and take at least 12 to 18 months to complete once permits are obtained;

•	a greenfield development project would take at least three to five years to complete and would require significant capital expenditure and, regulatory compliance costs; and
•	obtaining sufficient and dependable electric power at competitive rates in areas near the required natural resources is extremely difficult.

We may not have sufficient funds to expand existing facilities, acquire new facilities, or open new ones and may be required to incur significant debt to do so, which could have a material adverse effect on our business and financial condition.

Our actual financial position and results of operations may differ materially from certain of the financial data included in this annual report, and, despite our best efforts, the historical financial information included in this annual report may not be representative of our results for the periods presented or future periods.

Ferroglobe PLC was formed upon the consummation of the Business Combination on December 23, 2015. FerroAtlántica is the Company’s “Predecessor” for accounting purposes. Therefore, the historical data and results of Ferroglobe for the 2015 fiscal year are composed of the results of:

•	Ferroglobe PLC for the period beginning February 5, 2015 (inception of the entity) and ending December 31, 2015;
•	FerroAtlántica, the Company’s “Predecessor,” for the twelve-month period ended December 31, 2015; and
•	Globe for the eight-day period ended December 31, 2015.

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

We are subject to restrictive covenants under our credit facilities and other financing agreements. These covenants could significantly affect the way in which we conduct our business. Our failure to comply with these covenants could lead to an acceleration of our debt.

We have entered into credit facilities that contain covenants that in certain circumstances, among other things, restrict our ability to sell assets; incur, repay or refinance indebtedness; create liens; make investments; engage in mergers or acquisitions; pay dividends, including dividends by subsidiaries to Ferroglobe PLC; repurchase stock; or make capital expenditures. These credit facilities also require compliance with specified financial covenants, including minimum interest coverage and maximum leverage ratios. We cannot borrow under the credit facilities if the additional borrowings would cause a breach of such financial covenants. Further, a significant portion of our assets are pledged to secure the indebtedness. For example, certain equity interests and assets are pledged to secure the New Revolving Credit Facility.

We have in the past breached certain financial covenants, including financial maintenance covenants under the Old Revolving Credit Facility as of and for the three months ended September 30 and December 31, 2016, certain covenants under our credit facilities. Our ability to comply with applicable debt covenants may be affected by events beyond our control, potentially leading to future breaches. The breach of any of the covenants contained in our credit facilities, unless waived, would constitute an event of default, in turn permitting the lenders to terminate their commitments to extend credit under, and accelerate the maturity of, the credit facilities in question. If in such circumstances we were unable to repay lenders and holders, or obtain waivers from them on acceptable terms or at all, the lenders and holders could foreclose upon the collateral securing the credit facilities and exercise other rights.   Such events, should they occur, could have a material adverse effect on our business, results of operations and financial condition. See “—Risks Related to Our Capital Structure—We are subject to restrictive covenants under our financing agreements, which could impair our ability to run our business” below.

Our insurance costs may increase materially, and insurance coverages may not be adequate to protect us against all risks and potential losses to which we may be subject.

We maintain various forms of insurance covering a number of specified and consequential risks and losses arising from insured events under the policies, including certain business interruptions and claims for damage and loss caused by certain natural disasters, such as earthquakes, floods and windstorms. Our existing property and liability insurance coverage contains various exclusions and limitations on coverage. In some previous insurance policy renewals, we have acceded to larger premiums, self‑insured retentions and deductibles. For example, as a result of the explosion at our facility in Chateau Feuillet, France, the applicable property insurance premium increased. We may also be subject to additional exclusions and limitations on coverage in future insurance policy renewals. There can be no assurance that the insurance policies we have in place are or will be sufficient to cover all potential losses we may incur. In addition, due to changes in our circumstances and in the global insurance market, insurance coverage may not continue to be available to us on terms we consider commercially reasonable or be sufficient to cover multiple large claims.

We have operations and assets in the United States, Spain, France, Canada, China, South Africa, Norway, Venezuela, Poland, Argentina, Mauritania and may have operations and assets in other countries in the future. Our international operations and assets may be subject to various economic, social and governmental risks.

Our international operations and sales may expose us to risks that are more significant in developing markets than in developed markets and which could negatively impact future revenue and profitability. Operations in developing countries may not operate or develop in the same way or at the same rate as might be expected in a country with an economy, government and legal system similar to western countries. The additional risks that we may be exposed to in such cases include, but are not limited to:

•	tariffs and trade barriers;
•	sanctions and other restrictions in our ability to conduct business with certain countries, companies or individuals;
•	recessionary trends, inflation or instability of financial markets;
•	regulations related to customs and import/export matters;
•	tax issues, such as tax law changes, changes in tax treaties and variations in tax laws;
•	changes in regulations that affect our business, such as new or more stringent environmental requirements or sudden and unexpected raises in power rates;
•	limited access to qualified staff;

•	inadequate infrastructure;
•	cultural and language differences;
•	inadequate banking systems;
•	restrictions on the repatriation of profits or payment of dividends;
•	crime, strikes, riots, civil disturbances, terrorist attacks or wars;
•	nationalization or expropriation of property;
•	law enforcement authorities and courts that are weak or inexperienced in commercial matters; and
•	deterioration of political relations among countries.

In addition to the foregoing, exchange controls and restrictions on transfers abroad and capital inflow restrictions have limited, and can be expected to continue to limit, the availability of international credit. For example, the results of operations of our subsidiary in Venezuela have been adversely affected by changes to exchange rate policies there, and while Argentina recently lifted its restrictions limiting the ability of companies to buy foreign currency and to make dividend payments abroad, it devalued the peso, which is likely to fuel inflation and increase operating costs.

The critical social, political and economic conditions in Venezuela have adversely affected, and may continue to adversely affect, our results of operations.

Among other policies in recent years, the Venezuelan government has continuously devalued the Bolívar.  The resulting inflation has devastated the country, which is experiencing all manner of shortages of basic materials and other goods and difficulties in importing raw materials. In 2016, we idled our Venezuelan operations and sought to determine the recoverable value of the long lived assets there. We concluded that the costs to dispose of the facility exceeded the fair value of the assets, primarily due to political and financial instability in Venezuela. Accordingly, we wrote down the full value of our Venezuelan operations. Our Venezuelan subsidiary has been able to meet its obligations (tax, labor, power costs and others) in the past through the sales of existing stock to customers, while remaining cash neutral in its operation. However, our inability to generate cash in that market may cause us to default on some of our obligations there in the future, which may result in administrative intervention or other consequences. If the social, political and economic conditions in Venezuela continue as they are, or worsen, our business, results of operations and financial condition could be adversely affected.

We are exposed to foreign currency exchange risk and our business and results of operations may be negatively affected by the fluctuation of different currencies.

We transact business in numerous countries around the world and a significant portion of our business entails cross border purchasing and sales. Our sales made in a particular currency do not exactly match the amount of our purchases in such currency. We prepare our consolidated financial statements in U.S. Dollars, while the financial statements of each of our subsidiaries are prepared in the entities functional currency. Accordingly, our revenues and earnings are continuously affected by fluctuations in foreign currency exchange rates. For example, our sales made in U.S. Dollars exceed the amount of our purchases made in U.S. Dollars, such that the appreciation of certain currencies (like the Euro or the South African Rand) against the U.S. Dollar would tend to have an adverse effect on our costs.  Such adverse movements in relevant exchange rates could have a material adverse effect on our business, results of operations and financial condition.

We depend on a limited number of suppliers for certain key raw materials. The loss of one of these suppliers or the failure of one of any of them to meet contractual obligations to us could have a material adverse effect on our business.

Colombia and the United States are among the preferred sources for the metallurgical coal consumed in the production of silicon metal and silicon-based alloys, and the vast majority of produces source coal from these two countries. In the year ended December 31, 2017, approximately 71% of our coal was purchased from third parties. Of our third party purchases, approximately 63% came from Colombia. Additionally, the great majority of manganese ore we purchase comes from suppliers located in South Africa and Gabon, which supplied approximately 94% of the manganese ore we purchased in 2017. We do not control these third party suppliers and must rely on them to perform in accordance with the terms of their contracts. If these suppliers fail to provide us with the required raw materials in a timely manner, or at all, or if the quantity or quality of the materials they provide is lower than that contractually agreed, we may not be able to procure adequate supplies of raw materials from alternative sources on comparable terms, or at all, which could have a material adverse effect on our business, results of operations and financial condition.

Planned investments in the expansion and improvement of existing facilities and in the construction of new facilities may not be successful.

We are engaged in significant capital improvements to our existing facilities to upgrade and add capacity to those facilities. We also may engage in the development and construction of new facilities. Should any such efforts not be completed in a timely manner and within budget, or be unsuccessful otherwise, we may incur additional costs or impairments which could have a material adverse effect on our business, results of operations and financial condition.

If hydrology conditions at our hydropower facilities are unfavorable or below our estimates, our electricity production, and therefore our revenue, may be substantially below our expectations.

The revenues generated by our hydroelectric operations are determined by the amount of electricity generated, which in turn is entirely dependent upon available water flows that may vary significantly over time. Rainfall and resulting hydrology conditions naturally vary from season to season and from year to year and may also change permanently because of climate change or other factors. A material reduction in seasonal rainfall will cause affected hydropower plants to run at a reduced capacity and therefore produce less electricity, adversely impacting revenue and profitability.

Moreover, if too much rainfall occurs at any one time, water may flow too quickly and at volumes in excess of a particular hydropower plant’s designated operational levels, requiring the discharge of water through sluice gates rather than the plant’s turbines. Such conditions, as well as flooding, lightning strikes, earthquakes, severe storms, wildfires, and other unfavorable weather conditions (including those due to climate change), may adversely impact water flow rates of the rivers on which our hydropower plants depend and require us to bypass turbines or shut down facilities, decreasing electricity production levels and revenues.

Any delay or failure to procure, renew or maintain necessary governmental permits, including environmental permits and concessions to operate our hydropower plants would adversely affect our results of operations.

The operation of our hydropower plants is highly regulated, requires various governmental permits, including environmental permits and concessions, and may be subject to the imposition of conditions by government authorities. We cannot predict whether the conditions prescribed in such permits and concessions will be achievable. The denial of a permit essential to a hydropower plant or the imposition of impractical conditions would impair our ability to operate the plant. If we fail to satisfy the conditions or comply with the restrictions imposed by governmental permits or concessions, or restrictions imposed by other applicable statutory or regulatory requirements, we may face enforcement action and be subject to fines, penalties or additional costs or revocation of such permits or concessions. Any failure to procure, renew or abide by necessary permits and concessions would adversely affect the operation of our hydropower plants.

In Spain, the use and exploitation of the hydropower plants located in Aragón and Galicia are not only subject to the limitations imposed on their concession certificates, but also to the limitations imposed by environmental regulation related to water distribution and flows. Power generation and the use of water at all hydropower plants must meet the requirements set out in the Spanish National Hydrological Plan and the various provisions and acts of the Spanish Water Administration. Any further restrictions on our ability to use water at these plants would negatively impact our hydropower production and further expose us to increases in power prices in Spain.

Equipment failures may lead to production curtailments or shutdowns and repairing any failure could require us to incur capital expenditures and other costs.

Many of our business activities are characterized by substantial investments in complex production facilities and manufacturing equipment. Because of the complex nature of our production facilities, any interruption in manufacturing resulting from fire, explosion, industrial accidents, natural disaster, equipment failures or otherwise could cause significant losses in operational capacity and could materially and adversely affect our business, results of operations and financial condition.

Our hydropower generation assets and other equipment may not continue to perform as they have in the past or as they are expected. A major equipment failure due to wear and tear, latent defect, design error or operator error, early obsolescence, natural disaster or other force majeure event could cause significant losses in operational capacity. Repairs following such failures could require us to incur capital expenditures and other costs. Such major failures also could result in damage to the environment or damages and harm to third parties or the public, which could expose us to significant liability.  Such costs and liabilities could adversely affect our business, results of operations and financial condition.

We depend on proprietary manufacturing processes and software. These processes may not yield the cost savings that we anticipate and our proprietary technology may be challenged.

We rely on proprietary technologies and technical capabilities in order to compete effectively and produce high quality silicon metal and silicon-based alloys, including:

•	computerized technology that monitors and controls production furnaces;
•	electrode technology and operational know‑how;
•	metallurgical processes for the production of solar‑grade silicon metal;
•	production software that monitors the introduction of additives to alloys, allowing the precise formulation of the chemical composition of products; and
•	flowcaster equipment, which maintains certain characteristics of silicon‑based alloys as they are cast.

We are subject to a risk that:

•	we may not have sufficient funds to develop new technology and to implement effectively our technologies as competitors improve their processes;
•	if implemented, our technologies may not work as planned; and
•	our proprietary technologies may be challenged and we may not be able to protect our rights to these technologies.

Patent or other intellectual property infringement claims may be asserted against us by a competitor or others. Our intellectual property rights may not be enforceable and may not enable us to prevent others from developing and marketing competitive products or methods. An infringement action against us may require the diversion of substantial funds from our operations and may require management to expend efforts that might otherwise be devoted to operations. A successful challenge to the validity of any of our patents may subject us to a significant award of damages, and may oblige us to secure licenses of others’ intellectual property, which could have a material adverse effect on our business, results of operations and financial condition.

We also rely on trade secrets, know‑how and continuing technological advancement to maintain our competitive position. We may not be able to effectively protect our rights to unpatented trade secrets and know‑how.

Ferroglobe PLC is a holding company whose principal source of revenue is the income received from its subsidiaries.

Ferroglobe PLC is dependent on the income generated by its subsidiaries in order to earn distributable profits and pay dividends to shareholders. The amounts of distributions and dividends, if any, to be paid to us by any operating subsidiary will depend on many factors, including such subsidiary’s results of operations and financial condition, limits on dividends under applicable law, its constitutional documents, documents governing any indebtedness, applicability of tax treaties and other factors which may be outside our control. If our operating subsidiaries do not generate sufficient cash flow, we may be unable to earn distributable profits and/or pay dividends on our shares.

Our business operations may be impacted by various types of claims, lawsuits, and other contingent obligations.

We are involved in various legal and regulatory proceedings including those that arise in the ordinary course of our business. We estimate such potential claims and contingent liabilities and, where appropriate, record provisions to address these contingent liabilities. The ultimate outcome of the legal matters currently pending against our Company is uncertain, and although such claims, lawsuits and other legal matters are not expected individually to have a material adverse effect, such matters in the aggregate could have a material adverse effect on our business, results of operations and financial condition. Furthermore, we could, in the future, be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our results of operations in any particular period. While we maintain insurance coverage in respect of certain risks and liabilities, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against such claims. See “Item 8.A.—Financial Information—Consolidated Statements and Other Financial Information—Legal proceedings” for additional information regarding legal proceedings to which we are party.

We are exposed to changes in economic conditions where we operate and globally that are beyond our control.

Our industry is affected by changing economic conditions, including changes in national, regional and local unemployment levels, changes in national, regional and local economic development plans and budgets, shifts in business investment and consumer spending patterns, credit availability, and business and consumer confidence. Disruptions in national economies and volatility in the financial markets may and often will reduce consumer confidence, negatively affecting business investment and consumer spending.  The outlook for the global economy in the near to medium term is uncertain due to several factors, including geopolitical risks and concerns about global growth and stability. Concerns also remain regarding the sustainability of the European Monetary Union and its common currency, the Euro, in their current form, particularly following the vote in favor of the United Kingdom’s exit from the European Union in June 2016 and the UK Prime Minister’s formal delivery of a notice of withdrawal from the European Union in March 2017, and in light of elections held, or to be held, in several European countries in 2017 and 2018.

We are not able to predict the timing or duration of periods economic growth in the countries where we operate and/or sell products, nor are we able to predict the timing or duration of any economic downturn or recession that may occur in the future.

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

Possible new tariffs and duties that might be imposed by certain governments, including the United States, the European Union and others, could have a material adverse effect on our results of operations.

In March 2018, the President of the United States announced import tariffs of 25 percent on steel and 10 percent on aluminum, with exemptions for Canada and Mexico only. In April 2018, the U.S. government released a list of Chinese products (in addition to steel and aluminum) that are subject to new tariffs, including a wide array of raw materials, construction machinery, agricultural equipment, electronics, medical devices, and consumer goods. China has already announced a plan to impose tariffs on a wide range of US products in retaliation for the new US tariffs on steel and aluminum and may impose additional tariffs in response to the new US tariffs on other Chinese products.  These and like actions by the United States and China could result in the imposition of new tariffs by other countries. Any resulting “trade war” could have a significant adverse effect on world trade and the world economy. To date tariffs have not affected our business to a material degree. It is too early to predict how the recently enacted tariffs on imported aluminum and steel will impact our business.

Our suppliers, customers, agents or business partners may be subject to or affected by export controls or trade sanctions imposed by government authorities from time to time, which may restrict our ability to conduct business with them and potentially disrupt our production or our sales.

The US, EU, UN and other authorities have variously imposed export controls and trade sanctions on certain countries, companies, individuals and products, restricting our ability to trade normally with or in them. At present, compliance with such trade regulation is not affecting our business to a material degree. However, new trade regulations may be imposed at any time that target or otherwise affect our customers, suppliers, agents or business partners or their products. In particular, trade sanctions could be imposed that restrict our ability to do business with one or more critical suppliers and/or require special licenses to do so. Such events could potentially disrupt our production or sales and have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Our Capital Structure

We have recorded a significant amount of goodwill and we may not realize the full value thereof.

We have recorded a significant amount of goodwill. Total goodwill, which represents the excess of the cost of acquisitions over our interest in the net fair value of the assets acquired and liabilities and contingent liabilities assumed, was $205,287 thousand as of December 31, 2017, or 10% of our total assets. Goodwill is recorded on the date of acquisition and, in accordance with IFRS, is tested for impairment annually and whenever there is any indication of impairment. Impairment may result from, among other things, deterioration in our performance, a decline in expected future cash flows, adverse market conditions, adverse changes in applicable laws and regulations (including changes that restrict or otherwise affect our mining and other operating activities) and a variety of other factors. The amount of any impairment must be expensed immediately as a charge to our consolidated income statement. For example, in 2017, in connection with our annual goodwill impairment test, the Company recognized an impairment charge of $30,618 thousand related to the partial impairment of goodwill related to our business unit in Canada, which was recorded as a result of a sustained decline in future estimated sales prices and a decrease in our estimated long-term growth rate that led the Company to revise its expected future cash flows from its Canadian operations. See “Item 5.A.—Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies—Goodwill.” Our forecasts present inevitable elements of uncertainty due to the unpredictability of future events and the characteristics of the relevant market; therefore, our ability to meet forecasts may affect future evaluations, including goodwill impairment assessments. Any future impairment of goodwill may result in material reductions of our income and equity under IFRS.

Our leverage may make it difficult for us to service our debt and operate our business.

We have significant outstanding indebtedness and debt service requirements. Our leverage could have important consequences, including:

•	making it more difficult for us to satisfy our obligations to all creditors and holders;

•

requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thus reducing the availability of our cash flow to fund internal growth through working capital and capital expenditures and for other general corporate purposes;

•	increasing our vulnerability to a downturn in our business or economic or industry conditions;
•	placing us at a competitive disadvantage compared to our competitors that have less indebtedness in relation to cash flow;
•	limiting our flexibility in planning for or reacting to changes in our business and our industry;
•	restricting us from investing in growing our business, pursuing strategic acquisitions and exploiting certain business opportunities; and
•	limiting, among other things, our and our subsidiaries’ ability to incur additional indebtedness or raise equity capital in the future and increasing the costs of such additional financings.

Our ability to service our indebtedness will depend on our future performance and liquidity, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors. Many of these factors are beyond our control. We may not be able to generate enough cash flow from operations or obtain enough capital to service our indebtedness or fund our planned capital expenditures. If we cannot service our indebtedness and meet our other obligations and commitments, we might be required to refinance our indebtedness, obtain additional financing, delay planned capital expenditures or to dispose of assets to obtain funds for such purpose. We cannot assure you that any refinancing or asset dispositions could be effected on a timely basis or on satisfactory terms, if at all, or would be permitted by the terms of our outstanding debt instruments.

We are subject to restrictive covenants under our financing agreements, which could impair our ability to run our business.

Restrictive covenants under our financing agreements, including the Indenture and the New Revolving Credit Facility, may restrict our ability to operate our business. Our failure to comply with these covenants, including as a result of events beyond our control, could result in an event of default that could materially and adversely affect our business, results of operations and financial condition.

In particular, the Indenture and the New Revolving Credit Facility contain negative covenants restricting, among other things, our ability to:

•	make certain advances, loans or investments;
•	incur indebtedness or issue guarantees;
•	create security;
•	sell, lease, transfer or dispose of assets;
•	merge or consolidate with other companies;
•	transfer all or substantially all of our assets;
•	make a substantial change to the general nature of our business;
•	pay dividends and make other restricted payments;

•	create or incur liens;
•	agree to limitations on the ability of our subsidiaries to pay dividends or make other distributions;
•	engage in sales of assets and subsidiary stock;
•	enter into transactions with affiliates;
•	amend organizational documents;
•	enter into sale-leaseback transactions; and
•	enter into agreements that contain a negative pledge.

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

If there were an event of default under any of our debt instruments that is not cured or waived, the holders of the defaulted debt could terminate their commitments thereunder and declare all amounts outstanding with respect to such indebtedness due and payable immediately, which, in turn, could result in cross-defaults under our other outstanding debt instruments. Any such actions could force us into bankruptcy or liquidation.

We may not be able to generate sufficient cash to pay our accounts payable, meet our debt service obligations or meet our obligations under other financing agreements, in which case our creditors could declare all amounts owed to them due and payable, leading to liquidity constraints.

Our ability to make interest payments and to meet our other debt service obligations, or to refinance our debt, depends on our future operating and financial performance, which, in turn, depends on our ability to successfully implement our business strategies and plans as well as general economic, financial, competitive, regulatory and other factors beyond our control. If we cannot generate sufficient cash to meet our debt service requirements, we may, among other things, need to refinance all or a portion of our debt to obtain additional financing, delay planned capital expenditures or investments or sell material assets.

If we are not able to refinance any of our debt, obtain additional financing or sell assets on commercially reasonable terms or at all, we may not be able to satisfy our debt obligations. If we are also unable to satisfy our obligations on other financing arrangements, we could be in default under our existing financing agreements or other relevant financing agreements that we may enter into in the future. In the event of certain defaults under existing agreements, the lenders under the respective facilities or financing instruments could take certain actions, including terminating their commitments and declaring all principal amounts outstanding under our credit facilities and other indebtedness due and payable, together with accrued and unpaid interest. Such a default, or a failure to make interest payments, could mean that borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may, as a result, also be accelerated and become due and payable. If the debt under any of the material financing arrangements that we have entered into or will subsequently enter into were to be accelerated, our assets may be insufficient to repay the outstanding debt in full. Any such actions could force us into bankruptcy or liquidation, and we might not be able to repay our obligations under our financing agreements in such an event.

Risks Related to Our Ordinary Shares

Our share price may be volatile, and purchasers of our ordinary shares could incur substantial losses.

Our share price has been volatile in the recent past and may be so in the future. Moreover, stock markets in general experience periods of extreme volatility that are often unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell our ordinary shares at or above the price at which you purchase them. The market price for our shares may be influenced by many factors, including:

•	the success of competitive products or technologies;
•	regulatory developments in the United States and other countries;
•	developments or disputes concerning patents or other proprietary rights;
•	the recruitment or departure of key personnel;
•	quarterly or annual variations in our financial results or those of companies that are perceived to be similar to us;
•	market conditions in the industries in which we compete and issuance of new or changed securities analysts’ reports or recommendations;
•	the failure of securities analysts to cover our ordinary shares or changes in financial estimates by analysts;
•	the inability to meet the financial estimates of analysts who follow our ordinary shares;
•	investor perception of our Company and of the industries in which we compete; and
•	general economic, political and market conditions.

If securities or industry analysts do not publish or cease publishing research reports about us, if they adversely change their recommendations regarding our ordinary shares, or if our operating results do not meet their expectations, the price of our ordinary shares could decline.

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. Securities and industry analysts currently publish limited research on us. If there is limited or no securities or industry analyst coverage of us, the market price and trading volume of our ordinary shares would likely be negatively impacted. Moreover, if any of the analysts who may cover us downgrade our ordinary shares or provide relatively more favorable recommendations concerning our competitors, or if our operating results or prospects do not meet their expectations, the market price of our ordinary shares could decline. If any of the analysts who may cover us were to cease coverage or fail regularly to publish reports about our Company, we could lose visibility in the financial markets, which, in turn, could cause our share price or trading volume to decline.

As a foreign private issuer and “controlled company” within the meaning of the rules of NASDAQ, we are subject to different U.S. securities laws and NASDAQ governance standards than domestic U.S. issuers of securities. These may afford relatively less protection to holders of our ordinary shares, and you may not receive all corporate and company information and disclosures that you are accustomed to receiving or in a manner in which you are accustomed to receiving it.

As a foreign private issuer, the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the U.S. Securities Exchange Act of 1934, as amended (“U.S. Exchange Act”). Although we intend to report periodic financial results and certain material events, we are not required to file quarterly reports on Form

10 Q or provide current reports on Form 8 K disclosing significant events within four days of their occurrence. In addition, we are exempt from the SEC’s proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Our exemption from Section 16 rules requiring the reporting of beneficial ownership and sales of shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to this part of the U.S. Exchange Act. As a result, in deciding whether to purchase our shares, you may not have all the data that you are accustomed to having when making investment decisions with respect to domestic U.S. public companies.

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
•

the requirements that director nominees are selected, or recommended for selection by our Board, either by (1) independent directors constituting a majority of our Board’s independent directors in a vote in which only independent directors participate, or (2) a nominations committee composed solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

We may utilize these exemptions for as long as we continue to qualify as a “controlled company.” While exempt, we will not be required to have a majority of independent directors, our nominations and compensation committees will not be required to consist entirely of independent directors and such committees will not be subject to annual performance evaluations.

Furthermore, NASDAQ Rule 5615(a)(3) provides that a foreign private issuer, such as our Company, may rely on home country corporate governance practices in lieu of certain of the rules in the NASDAQ Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with NASDAQ’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). Although we are permitted to follow certain corporate governance rules that conform to U.K. requirements in lieu of many of the NASDAQ corporate governance rules, we intend to comply with the NASDAQ corporate governance rules applicable to foreign private issuers. Accordingly, our shareholders will not have the same protections afforded to stockholders of U.S. companies that are subject to all of the corporate governance requirements of NASDAQ.

We have identified material weaknesses in our internal control over financial reporting. Failure to remediate the identified material weakness or establish and maintain effective internal control over financial reporting could result in material misstatements in our financial statements or a failure to meet our reporting obligations, which could also impact the market price of our shares or our ability to remain listed on NASDAQ.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. We are required under Section 404(a) of the Sarbanes-Oxley Act to furnish a report by management on, among other things, the effectiveness of our internal controls over financial reporting. This assessment includes disclosure of any material weaknesses identified by our management in our internal controls over financial reporting. A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of our consolidated financial statements for the year ended December 31, 2017, we and our independent auditor carried out an evaluation of the effectiveness of our internal controls over financial reporting and concluded that there were material weaknesses in relation to the principles of the COSO framework with; i) deficiencies associated with control activities for the Company and ii) deficiencies in the control environment in respect of our legacy administration office in Spain, who are responsible for internal control over financial reporting of FerroAtlántica and its subsidiaries .  This resulted in a number of deficiencies which when taken in aggregate, resulted in the conclusion that there were material weaknesses in the design and operating effectiveness of our internal controls as at December 31, 2017. These material weaknesses are described in “Item 15.B.—Controls and Procedures—Management’s annual report on internal control over financial reporting” below. However, all these significant identified misstatements were corrected in the financial statements as of December 31, 2017 and, notwithstanding these material weaknesses and management’s assessment that internal control over financial reporting was ineffective as of December 31, 2017, our management believes that the consolidated financial statements included in this annual report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.

We are taking, and will continue to take, measures to remediate the causes of these material weaknesses. However, failure to remediate these material weaknesses effectively or establish and maintain effective internal control over financial reporting could result in material misstatements in our financial statements or a failure to meet our reporting obligations. This, in turn, could negatively impact our business, operating results, financial condition, the market price of our shares and our ability to remain listed on NASDAQ.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We could cease to be a foreign private issuer if a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. In that event, the regulatory and compliance costs we would incur as a domestic registrant may be significantly higher than we incur as a foreign private issuer, which could have a material adverse effect on our business, operating results and financial condition.

If Grupo VM’s share ownership falls below 50%, we may no longer be considered a “controlled company” within the meaning of the rules of NASDAQ.

In the event Grupo VM sells shares in our Company to such an extent that it thereafter owns less than 50% of the total voting rights in our shares, we would no longer be considered a “controlled company” within the meaning of the corporate governance standards of NASDAQ. Under NASDAQ rules, a company that ceases to be a controlled company must comply with the independent board committee requirements as they relate to the nominating and corporate governance and compensation committees on the following phase-in schedule: (1) one independent committee member at the time it ceases to be a controlled company, (2) a majority of independent committee members within 90 days of the date it ceases to be a controlled company, and (3) all independent committee members within one year of the date it ceases to be a controlled company. Additionally, NASDAQ rules provide a 12 month phase-in period from the date a company ceases to be a controlled company to comply with the majority independent board requirement. If, within the phase-in periods, we are not able to recruit additional directors who would qualify as independent, or otherwise fail to comply with applicable NASDAQ rules, we may be subject to delisting by NASDAQ. Furthermore, a change in our board of directors and committee membership may result in a change in corporate strategy and operation philosophies including deviation from our current growth strategy, which could have a material adverse effect on our business, results of operations and financial condition.

As an English public limited company, certain capital structure decisions require shareholder approval, which may limit our flexibility to manage our capital structure.

English law provides that a board of directors may only allot shares (or rights or convertible into shares) with the prior authorization of shareholders, such authorization being up to the aggregate nominal amount of shares and for a maximum period of five years, each as specified in the articles of association or relevant shareholder resolution. The Articles authorize the allotment of additional shares for a period of five years from October 26, 2017 (being the date of the adoption of the Articles), which authorization will need to be renewed upon expiration (i.e., at least every five years) but may be sought more frequently for additional five-year terms (or any shorter period).

English law also generally provides shareholders with preemptive rights when new shares are issued for cash. However, it is possible for the articles of association, or for shareholders acting in a general meeting, to exclude preemptive rights. Such an exclusion of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the exclusion is contained in the articles of association, or from the date of the shareholder resolution, if the exclusion is by shareholder resolution. In either case, this exclusion would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). The Articles exclude preemptive rights for a period of five years from October 26, 2017, which exclusion will need to be renewed upon expiration (i.e., at least every five years) to remain effective, but may be sought more frequently for additional five-year terms (or any shorter period).

English law also generally prohibits a public company from repurchasing its own shares without the prior approval of shareholders by ordinary resolution, such being a resolution passed by a simple majority of votes cast, and other formalities. As an English company listed on NASDAQ, we may not make on-market purchases of our shares and may make off-market purchases only for the purposes of or pursuant to an employees’ share scheme where our shareholders have approved our doing so by ordinary resolution (and with a maximum duration of such approval of five years) or with the prior consent of our shareholders by ordinary resolution to the proposed contract for the purchase of our shares.

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

Because we are a public limited company incorporated under English law, and because most of our directors and executive officers are non-residents of the United States and substantially all of the assets of such directors and executive officers are located outside of the United States, our shareholders could experience more difficulty enforcing judgments obtained against our Company or our directors in U.S. courts than would currently be the case for U.S. judgments obtained against a U.S. public company or U.S. resident directors. In addition, it may be more difficult (or impossible) to assert some types of claims against our Company or its directors in courts in England, or against certain of our directors in courts in Spain, than it would be to bring similar claims against a U.S. company and/or its directors in a U.S. court.

The United States is not currently bound by a treaty with Spain or the United Kingdom providing for reciprocal recognition and enforcement of judgments rendered in civil and commercial matters with Spain or the United Kingdom, other than arbitral awards. There is, therefore, doubt as to the enforceability of civil liabilities based upon U.S. federal securities laws in an action to enforce a U.S. judgment in Spain or the United Kingdom. In addition, the enforcement in Spain or the United Kingdom of any judgment obtained in a U.S. court based on civil liabilities, whether or not predicated solely upon U.S. federal securities laws, will be subject to certain conditions. There is also doubt that a court in Spain or the United Kingdom would have the requisite power or authority to grant remedies in an original action brought in Spain or the United Kingdom on the basis of U.S. federal securities laws violations.

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

Even if we are treated as a foreign corporation for U.S. federal income tax purposes, the Temporary Regulations materially changed the manner in which the Section 7874 Percentage will be calculated in certain future acquisitions of U.S. businesses in exchange for our equity, which may affect the tax efficiencies that otherwise might be achieved in transactions with third parties. For example, the Temporary Regulations would impact certain acquisitions of U.S. companies for our Ordinary Shares (or other stock) in the 36 month period beginning December 23, 2015, by excluding from the Section 7874 Percentage the portion of Ordinary Shares that are allocable to former holders of common stock of Globe. This new rule would generally have the effect of increasing the otherwise applicable Section 7874 Percentage with respect to our future acquisition of a U.S. business. The Temporary Regulations also may more generally limit the ability to restructure the non-U.S. members of our Company to achieve tax efficiencies.

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

We are subject to tax laws of numerous jurisdictions and our interpretation of those laws is subject to challenge by the relevant governmental authorities.

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

The U.S. Congress, the U.K. Government, the Organization for Economic Co-operation and Development and other government agencies in jurisdictions where we and our affiliates do business have had an extended focus on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting” (or “BEPS”), in which payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. Thus, the tax laws in the United States, the United Kingdom or other countries in which we and our affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect us. Furthermore, the interpretation and application of domestic or international tax laws made by us and our subsidiaries could differ from that of the relevant governmental authority, which could result in administrative or judicial procedures, actions or sanctions, which could be material.  Related developments include signing of the OECD’s so-called “Multi Lateral Instrument” by more than 70 countries impacting over 1,100 double tax treaties and the adoption of the Anti Tax Avoidance Directives (known as “ATAD 1 & 2”) by the European Union.

Further developments are to be seen in areas such as the “making tax digital - initiatives” allowing authorities to monitor multinationals’ tax position on a more real time basis and the contemplated introduction of new taxes, such as revenue based taxes aimed at technology companies, but which may impact traditional businesses as well.

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

U.S. federal income tax reform could adversely affect us.

Legislation commonly known as the Tax Cuts and Jobs Act (the “TCJA”) was enacted on December 22, 2017 in the United States. The TCJA made significant changes to the U.S. federal tax code, including a reduction in the U.S. federal corporate statutory tax rate from 35% to 21%.  The TCJA also made changes to the U.S. federal taxation of foreign earnings and to the timing of recognition of certain revenue and expenses and the deductibility of certain business expenses. We continue to examine the impact the TCJA may have on our business. Our net deferred tax assets and liabilities have been revalued at the newly enacted U.S. corporate rate, and the impact has been recognized in our tax expense in the year of enactment.

The Company has not completed its accounting for the tax effects of enactment of the Tax Reform Act.  However, as described below, the Company was able to make a reasonable estimate of the impact of the most relevant changes that affect the Company. The material impact of the TCJA on the Company’s 2017 position was a deferred tax credit of $31.2 million representing the re-measurement of the Company’s U.S. net deferred tax liability as a consequence of the reduction of the U.S. federal corporate statutory tax rate from 35% to 21% with effect from January 1, 2018. In addition, a one-off tax charge of $1.7 million has been included, representing the Company’s best estimate of its liability for the one-time transition tax imposed by the TCJA on certain of its historic non-U.S. earnings. During 2018, the Company plans to complete its analysis in the aforementioned areas.  Accordingly, the ultimate impact of adopting the TCJA may differ due to, among other things, changes in estimates resulting from the receipt or calculation of final data, changes in interpretations of the TCJA, and additional regulatory guidance that may be issued.  The accounting for the impact of the TCJA is expected to be completed during the period ending October 15, 2018, when the Company’s 2017 U.S. federal corporate income tax return is expected to be filed. This annual report does not discuss in detail the TCJA or the manner in which it might affect us or our stockholders. We urge you to consult with your own legal and tax advisors with respect to the Tax Reform Act and the potential tax consequences of investing in our shares.

Our transfer pricing policies are open to challenge from taxation authorities internationally.

Tax authorities have been increasingly focused on transfer pricing in recent years. Due to our international operations and an increasing number of inter-company cross-border transactions, we are open to challenge from tax authorities with regard to the pricing of  such transactions. A successful challenge by tax authorities may lead to a reallocation of taxable income to a different tax jurisdiction and may potentially lead to a higher tax bill overall for us.

ITEM 4.       INFORMATION ON THE COMPANY

A.    History and Development of the Company

Ferroglobe PLC

Ferroglobe PLC, initially named VeloNewco Limited, was incorporated under the U.K. Companies Act 2006 as a private limited liability company in the United Kingdom on February 5, 2015, as a wholly-owned subsidiary of Grupo VM. On 16 October 2015 VeloNewco Limited re-registered as a public limited company. As a result of the Business Combination, which was completed on December 23, 2015, FerroAtlántica and Globe merged through corporate transactions to create Ferroglobe PLC, one of the largest producers worldwide of silicon metal and silicon- and manganese-based alloys. To effect the Business Combination, Ferroglobe acquired from Grupo VM all of the issued and outstanding ordinary shares, par value €1,000 per share, of Grupo FerroAtlántica in exchange for 98,078,161 newly issued Class A Ordinary Shares, nominal value $7.50 per share, of Ferroglobe, after which FerroAtlántica became a wholly-owned subsidiary of Ferroglobe. Immediately thereafter, Gordon Merger Sub, Inc., a wholly-owned subsidiary of Ferroglobe, merged with and into Globe Specialty Metals, Inc., and each outstanding share of common stock, par value $0.0001 per share, was converted into the right to receive one newly-issued ordinary share, nominal value $7.50 per share, of Ferroglobe. After these steps, Ferroglobe issued, in total, 171,838,153 shares, out of which 98,078,161 shares were issued to Grupo VM and 73,759,992 were issued to the former Globe shareholders. Our ordinary shares are currently traded on the NASDAQ under the symbol “GSM.”

On June 22, 2016, we completed a reduction of our share capital, as a result of which the nominal value of each share was reduced from $7.50 to $0.01, with the amount of the capital reduction being credited to distributable reserves.

On November 18, 2016, our Class A Ordinary Shares were converted into ordinary shares of Ferroglobe as a result of the distribution of beneficial interest units in the Ferroglobe R& W Trust  to certain Ferroglobe shareholders. Because the proceeds of the R&W Policy will not be sufficient to fully compensate for losses attributable to breaches of representations and warranties made by Grupo VM and FerroAtlántica in the Business Combination Agreement, and the proceeds under the R&W Policy are required to be distributed to the holders of the Trust Units, we may be required to use our existing cash on hand or draw under our credit facility to fund any actual loss incurred.

Our FerroAtlántica division’s history dates back to 1992, with the acquisition by Grupo VM of the ferroalloys division of Grupo Carburos Metálicos, a Spanish industrial gas and chemical products producer. Our Globe division’s history dates back to 2006, with the acquisition by Globe (previously known as International Metals Enterprises, Inc.) of Globe Metallurgical Inc., the owner and operator of a plant in Selma, Alabama with two furnaces for silicon metal production, a plant in Niagara Falls, New York, with two furnaces for silicon metal and ferroalloys production, and a plant in Beverly, Ohio with five furnaces for silicon metal, specialty alloys and ferroalloys production, all located in the United States.

Significant milestones in our history are as follows:

•

1996:  acquisition of the Spanish company Hidro Nitro Española, S.A. (“Hidro Nitro Española”), operating in the ferroalloys and hydroelectric power businesses, and start of the quartz mining operations through the acquisition of Cuarzos Industriales S.A. from Portuguese cement manufacturer Cimpor;

•

1998:  expansion of our manganese‑ and silicon‑based alloy operations through the acquisition of 80% of the share capital of FerroAtlántica de Venezuela (currently FerroVen, S.A.) from the Government of Venezuela in a public auction;

•	2000: acquisition of 67% of the share capital of quartz mining company Rocas, Arcillas y Minerales, S.A. from Elkem, a Norwegian silicon metal and manganese- and silicon-based alloy producer;
•

2005:  acquisition of Pechiney Electrométallurgie, S.A., now renamed FerroPem, S.A.S., a silicon metal and silicon‑based alloys producer with operations in France, along with its affiliate Silicon Smelters (Pty) Ltd. in South Africa;

•	2005: acquisition of the metallurgical manufacturing plant in Alloy, West Virginia, and Alabama Sand and Gravel, Inc. in Billingsly, Alabama, both in the U.S.;
•	2006: acquisition of Globe Metallurgical Inc., the largest merchant manufacturer of silicon metal in North America and largest specialty ferroalloy manufacturer in the United States;
•	2006: acquisition of Stein Ferroaleaciones S.A., an Argentine producer of silicon‑based specialty alloys, and its Polish affiliate, Ultracore Polska;
•	2007: creation of Grupo FerroAtlántica, S.A.U., the holding company of our FerroAtlántica Group;
•	2007: acquisition of Camargo Correa Metais S.A., a major Brazilian silicon metal manufacturer;
•

2008:  acquisition of Rand Carbide PLC, a ferrosilicon plant in South Africa, from South African mining and steel company Evraz Highveld Steel and Vanadium Limited, and creation of Silicio FerroSolar, S.L., which conducts research and development activities in the solar grade silicon sector;

•	2008: acquisition of 81% of Solsil, Inc., a producer of high-purity silicon for use in photovoltaic solar cells
•	2008: acquisition of a majority stake in Ningxia Yonvey Coal Industry Co., Ltd., a producer of carbon electrodes (the remaining stake subsequently purchased in 2012);
•	2009: creation of French company Photosil Industries, S.A.S., which conducts research and development activities in the solar grade silicon sector;

•	2009: sale of interest in Camargo Correa Metais S.A. in Brazil to Dow Corning Corporation and formation of a joint venture with Dow Corning at the Alloy, West Virginia facility;
•	2010: acquisition of Core Metals Group LLC, one of North America’s largest and most efficient producers and marketers of high-purity ferrosilicon and other specialty metals;
•	2010: acquisition of Chinese silicon metal producer MangShi Sinice Silicon Industry Company Limited;
•	2011: acquisition of Alden Resources LLC, North America’s leading miner, processor and supplier of specialty metallurgical coal to the silicon and silicon-based alloy industries;
•	2012: acquisition of SamQuarz (Pty) Ltd, a South African producer of silica, with quartz mining operations;
•	2012: acquisition of a majority stake (51%) in Bécancour Silicon, Inc., a silicon metal producer in Canada, operated as a joint venture with Dow Corning as the holder of the minority stake of 49%;
•	2014: acquisition of Silicon Technology (Pty) Ltd. (“Siltech”), a ferrosilicon producer in South Africa; and
•

2018: acquisition from a subsidiary of Glencore PLC of a 100% interest in manganese alloys plants in Mo i Rana, Norway and Dunkirk, France, through newly-formed subsidiaries Ferroglobe Mangan Norge AS and Ferroglobe Manganèse France, SAS.

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

Ferroglobe is one of the world’s largest producers of silicon metal, silicon-based alloys and manganese-based alloys. Additionally, Ferroglobe currently has quartz mining activities in Spain, the United States, Canada, South Africa and Mauritania, low-ash metallurgical quality coal mining activities in the United States, and interests in hydroelectric power in Spain and France. Ferroglobe controls a meaningful portion of most of its raw materials and captures, recycles and sells most of the by-products generated in its production processes.

We sell our products to a diverse base of customers worldwide. These products include aluminum, silicone compounds used in the chemical industry, ductile iron, automotive parts, photovoltaic (solar) cells, electronic semiconductors and steel and are key elements in the manufacture of a wide range of industrial and consumer products.

We are able to supply our customers with the broadest range of specialty metals and alloys in the industry from our production centers in North America, Europe, South America, Africa and Asia. Our broad manufacturing platform and flexible capabilities allow us to optimize production and focus on products that enhance profitability, including the production of customized solutions and high purity metals to meet specific customer requirements. We also benefit from low operating costs, resulting from our ownership of sources of critical raw materials and the flexibility derived from our ability to alternate production at certain of our furnaces between silicon metal and silicon base alloy products.

In the following description of Ferroglobe’s business, we include all of Ferroglobe’s assets as of December 31, 2017 or December 31, 2016. However, data referring to activity in 2015 (for example, production levels, revenues or revenue breakdown) refers to FerroAtlántica as the Predecessor for Ferroglobe’s past fiscal years.

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

Competitive Strengths and Strategy of Ferroglobe

Competitive Strengths

Leading market positions in silicon metal, silicon‑based alloys and manganese‑based alloys

We are a leading global producer in our core products based on merchant production capacity and hold the leading market share in a majority of our products. With total global silicon metal production capacity of 416,750 metric tons (which includes 51% of our attributable joint venture capacity), we have approximately 78% of the merchant production capacity market share in North America and approximately 30% of the global market share (all of the world excluding China), according to management estimates for our industry. Our scale and global presence across five continents allows us to offer a wide range of products to serve a variety of end‑markets, including those which we consider to be dynamic, such as the solar, automotive, consumer electronic products, semiconductors, construction and energy industries. As a result of our market leadership and breadth of products, we possess critical insight into market demand allowing for more efficient use of our resources and operating capacity. Our ability to supply critical sources of high quality raw materials from within our Company provides us with operational and financial stability and reduces the need for us to compete with our competitors for supply. We believe this also provides a competitive advantage, allowing us to deliver an enhanced product offering with consistent quality on a cost‑efficient basis to our customers.

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

Diverse base of high quality customers across growing industries

We sell our products to customers in over 30 countries, with our largest customer concentration in North America and in Europe. Our products are used in end products spanning a broad range of industries, including solar, personal care and healthcare products, automobile parts, carbon and stainless steel, water pipe, solar, semiconductor, oil and gas, infrastructure and construction. Although some of these end‑markets have growth drivers similar to our own, others are less correlated and offer the benefits of diversification. This wide range of products, customers and end‑markets provides significant diversity and stability to our business.

Many of our customers, we believe, are leaders in their end‑markets and fields. We have built long‑lasting relationships with customers based on the breadth and quality of our product offerings and our ability to produce products that meet specific customer requirements. The average length of our relationships with our top 30 customers exceeds ten years and, in some cases, such relationships go back as far as 30 years. For the year ended December 31, 2017 and December 31,

2016, Ferroglobe’s ten largest customers accounted for approximately 47% and 42%, respectively, of Ferroglobe’s consolidated revenue. Our customer relationships provide us with stability and visibility into our future volumes and earnings, though we are not reliant on any individual customer or end-market. Our customer relationships, together with our diversified product portfolio, provide us with opportunities to cross sell new products; for example, by offering silicon-based or manganese-based alloys to existing steelmaking customers. Our largest global customer, Dow Corning, is also a 49% minority owner in our Alloy, West Virginia and Bécancour, Québec facilities.

Flexible and low cost structure

We believe we have an efficient and flexible cost structure, enhanced over time by vertical integration through strategic acquisitions and by the integration of our FerroAtlántica and Globe divisions following the completion of the Business Combination in December 2015. The largest components of our cost base are raw materials and power. Our relatively low operating costs are primarily a result of our ownership of, and proximity to, sources of raw materials, our access to attractively priced power supplies and skilled labor and our efficient production processes.

We believe our vertically integrated business model and ownership of sources of raw materials provides us with a cost advantage over our competitors. Moreover, such ownership and the fact that we are not reliant on any single supplier for the remainder of our raw materials needs generally ensures stable, long term supply of raw materials for our production processes, thereby enhancing operational and financial stability. Transportation costs can be significant in our business; our proximity to sources of raw materials and customers improves logistics and represents another cost advantage. The proximity of our facilities to our customers also allows us to provide just in time delivery of finished goods and reduces the need to store excess inventory, resulting in more efficient use of working capital. Additionally, we believe we have competitive power supply contracts in place that provide us with reliable, long term access to power at reasonable rates. We capture, recycle and sell most of the by-products generated in our production processes, which further reduces our costs.

We operate with a largely variable cost of production and our diversified production base allows us to shift our production and distribution between facilities and products in response to changes in market conditions over time. Additionally, the diversity of our currency and commodity exposures provides, to a degree, a natural hedge against FX and pricing volatility. Our production costs are mostly dependent on local factors while our product prices are influenced more  by global factors. Depreciation of local, functional currencies relative to the U.S. Dollar, when it occurs, reduces the costs of our operations, offering an increased competitive edge in the international market.

We believe our scale and global presence enables us to sustain our operations throughout periods of economic downturn, volatile commodity prices and demand fluctuations.

Stable supply of critical, high quality raw materials

In order to ensure reliable supplies of high quality raw materials for the production of our metallurgical products, we have invested in strategic acquisitions of sources that supply a meaningful portion of the inputs our manufacturing operations consume. Specifically, we own and operate specialty, low ash, metallurgical quality coal mines in the United States, high purity quartz quarries in the United States, Canada, Spain, South Africa and Mauritania, timber farms and charcoal production units in South Africa, and our Yonvey production facility for carbon electrodes in Ningxia, China. For raw materials needs our subsidiaries cannot meet, we have qualified multiple suppliers in each operating region for each raw material, helping to ensure reliable access to high quality raw materials.

Efficient and environmentally friendly by‑product usage

We utilize or sell most of the by-products of our manufacturing process, which reduces cost and the environmental impact of our operations. We have developed markets for the by-products generated by our production processes and have transformed our manufacturing operations so that little solid waste disposal is required. By-products not recycled in the manufacturing process are generally sold to companies, which process them for use in a variety of other applications. These materials include: silica fume (also known as microsilica), used as a concrete additive, refractory material and oil well conditioner; fines - the fine material resulting from crushing lumps; and dross, which results from the purification process during smelting.

Pioneer in innovation with focus on technological advances and development of next generation products

Our talented workforce has historically developed proprietary technological capabilities and next generation products in‑house, which we believe give us a competitive advantage. In addition to a dedicated R&D division that coordinates all of our R&D activities, we have cooperation agreements in place with various universities and research institutes in Spain, France and other countries around the world. Our R&D achievements include:

•

ELSA electrode — We have internally developed a patented technology for electrodes used in silicon metal furnaces, which we have sold to several major silicon producers globally. This technology, known as the ELSA electrode technology, improves energy efficiency in the production process of silicon metal and significantly reduces iron contamination. It enables us to run our furnaces with fewer stoppages, minimizing the consumption of power, which is one of the largest cost components in the smelting process. The ELSA electrode technology and related know how is unique and has no proven alternative worldwide. The ELSA electrode technology nearly halves the cost of the utilization of electrodes, relative to prebaked electrodes. Furthermore, ELSA is a key technology in running high capacity silicon furnaces (the size and capacity of silicon furnaces is limited by the size of its electrodes, and the ELSA technology allows us to reduce this bottleneck), improving our productivity and lowering our unit cost.

•

Solar Grade Silicon — Ferroglobe’s solar grade silicon involves the production of upgraded metallurgical grade (UMG) type solar grade silicon metal with a purity above 99.9999% through a new, potentially cost effective, electrometallurgical purification process in place of the traditional chemical process for the production of solar grade polycrystalline silicon, which tends to be costly and involves high energy consumption and potential environmental hazards. The new technology, developed by Ferroglobe at its research and development facilities, aims to reduce the costs and energy consumption associated with the production of solar grade silicon. We have commenced production of such UMG solar grade silicon through this new process at a prototype factory, and we currently sell the small amounts we produce to manufacturers of solar wafers. The construction of a larger greenfield facility is currently underway and expected to produce 1,500 tons of solar grade silicon annually. In 2016, we entered into an agreement with Aurinka providing for the formation and operation of a joint venture for the purpose of producing upgraded metallurgical grade (UMG) solar silicon. See “—Research and Development (R&D)—Solar grade silicon” below.

Experienced management team and centralized location at global center of metals and mining industry

We have a seasoned and experienced management team with extensive knowledge of the global metals and mining industry, operational and financial expertise and a track record of developing and managing large‑scale operations. Our management team is committed to responding quickly and effectively to macroeconomic and industry developments, to identifying and delivering growth opportunities and to improving our performance by way of a continuous focus on operational cost control and a disciplined, value‑based approach to capital allocation. Our management team is complemented by a skilled operating team with solid technical knowledge of production processes and strong relationships with key customers. Additionally, following the Business Combination, we moved our headquarters to London, one of the global centers for the metals and specialized materials industries. We believe being London-based offers senior management easy access to our facilities, customers, suppliers and the financial markets, in turn providing us with a competitive advantage.

Business Strategy

Maintain and leverage industry leading position in core businesses and pursue long-term growth

We intend to maintain and leverage our position as a leading global producer of silicon metal and one of the leading global producers of ferroalloys based on production capacity. We believe we will achieve our goals through developing our existing strengths and pursuing long-term growth. We plan to achieve organic growth by continually expanding and enhancing our production capabilities as well as by developing new generation products to further diversify our portfolio of products and expand our customer base. We intend to focus our production and sales efforts on high‑margin products and end‑markets that we consider to have the highest potential for profitability and growth, such as the solar industry. We will continue to capitalize on our global reach and the diversity of our production base to adapt to changes in market demands, shifting our production and distribution across facilities and between different products as necessary in order to remain competitive and maximize profitability. We aim to obtain further direct control of key raw materials to secure our long-term access to scarce reserves, which we believe will allow us to continue delivering enhanced products while maintaining our low‑cost position. Additionally, we will continue regularly to review our customer contracts in an effort to improve their terms and to optimize the balance between selling under long-term agreements and retaining some exposure to spot markets. We intend to maintain pricing that appropriately reflects the value of our products and our level of customer service and, in light of commodity prices and demand fluctuations, may decide to move away from contracts with index‑based prices in favor of contracts with fixed prices, particularly at prices which ensure a profit throughout the cycle.

Maintain low cost position while controlling inputs

We believe we have an efficient cost structure and, going forward, we will seek to further reduce costs and improve operational efficiency through a number of initiatives. We plan to focus on controlling the cost of our raw materials through our captive sources and long term supply contracts and on lowering our fixed costs in order to reduce the unit costs of our silicon metal and ferroalloy production. We aim to improve our internal processes and further integrate our FerroAtlántica and Globe divisions in order to realize additional operating synergies from the Business Combination, such as benefits from value chain optimization, including enhancements in raw materials procurement and materials management; adoption of best practices and technical and operational know how across our platform; reduced freight costs from improved logistics as well as savings through the standardization of monitoring and reporting procedures, technology, systems and controls. We intend to enhance our production process through R&D and targeted capital expenditure and leverage our geographic footprint to shift production to the most cost effective and appropriate facilities and regions for such products. We will continue to regularly review our power supply contracts with a view to improving their terms, such as the inclusion of interruptibility capacity, which provides us with additional profitability, and more competitive tariff structures. In addition, we will seek to maximize the value derived from the utilization and sale of by-products generated in our production processes.

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

Pursue strategic opportunities

We have a proven track record of disciplined acquisitions of complementary businesses and successfully integrating them into existing operations while retaining a targeted approach through appropriate asset divestitures. Our past acquisitions have increased the vertical integration of our activities, allowing us to deliver an enhanced product offering on a cost‑efficient basis. We regularly consider and evaluate strategic opportunities for our business and will continue to do so in the future with the objective of expanding our capabilities and leveraging our products and operations. In particular, we intend to pursue complementary acquisitions and other investments at appropriate valuations for the purpose of increasing our capacity, increasing our access to raw materials and other inputs, further refining existing products, broadening our product portfolio and entering new markets. We will consider such strategic opportunities in a disciplined fashion while maintaining a conservative leverage position and strong balance sheet. We will also seek to evaluate our core business strategy on an ongoing basis and may divest certain non‑core and lower margin businesses to improve our financial and operational results. For example, we have recently completed the acquisition from a wholly-owned subsidiary of Glencore International AG (“Glencore”) of a 100% interest in Glencore’s manganese alloys plants in Mo I Rana (Norway) and Dunkirk (France). The acquisition of these plants has doubled our global manganese alloy production capacity, allowing us to become one of the world’s largest producers of manganese alloys by production capacity. Simultaneously with the acquisition, we entered into an exclusive agency arrangement with Glencore for the marketing of our manganese alloys worldwide and the procurement of manganese ores to supply our plants, in both cases for a period of ten years.

Facilities and Production Capacity

The following chart shows, as of December 31, 2017, the location of our assets and our production capacity, including 51% of the capacity of our joint ventures, by geography, of silicon, silicon-based alloys (ferrosilicon/foundry alloys), manganese-based alloys and other silicon-based alloys.

Ferroglobe Assets

1. Bécancour, Canada
2. La Malbaie, Quebec
3. Niagara Falls, NY
4. Beverly, OH
5. Alloy, WV
6. Corbin, KY (Alden Resources)
7. Aurora, IN
8. Billingsley, AL
9. Bridgeport, AL
10. Selma, AL
11. Mendoza, Argentina
12. Ningxia, China ("Yonvey")
13. Police, Poland
14. New Castle, South Africa
15. Hydro Plants, Spain
16. Hydro Plants, France
17. Serrabal, Spain
18. Sonia, Spain
19. Conchitina, Spain
20. Venezuela (Mining)
21. Esmeralda, Spain
22. SamQuarz, South Africa
23. Venezuela (Metallurgy)
24. eMalahleni, South Africa
25. Polokwane, South Africa
26. Laudun, France
27. Boo, Spain
28. Cee, Spain
29. Dumbria, Spain
30. Sabon, Spain
31. Monzon, Spain
32. Pierrefitte, France
33. Anglefort, France
34. Les Clavaux, France
35. Montricher, France
36. Chateau Feuillet, France
37. Dunkirk, France
38. Mo I Rana, Norway
39. Vadel, Mauritania

Legend: Electrometallurgy | Energy | Mining

Global Footprint Spanning Five Continents

London, UK

Ferroglobe Corporate Office | Ferroglobe Manufacturing / Mining Operations

Capacity by Geography[1]

(000, mt)	Europe	North America	South America	Africa	Asia	Total
Silicon	218	127	0	72	0	417[2]
Ferrosilicon / Foundry Alloys	172	104	109	112	0	497
Manganese-based Alloys	655	0	34	0	0	689[3]
Other Silicon-Based Alloys	27	0	10	0	0	37
Total						**1,640**

[1] *Based on company estimates.*
[2] *Includes pro rata share (51%) of attributable joint-venture capacity*
3 Includes 269,000 Mt of additional capacity from the acquisition of the Glencore plants as at February 1, 2018

Our production facilities are strategically spread worldwide across the United States, Spain, France, South Africa, Canada, Norway, Venezuela, Argentina, Poland, China and Mauritania. We operate quartz mines located in Spain, South Africa, Canada, the United States and Mauritania and timber farms and charcoal production units in South Africa. Additionally, we operate low‑ash, metallurgical quality coal mines in the United States.

From time to time, in response to market conditions and to manage operating expenses, facilities are fully or partially idled. Due to current market conditions, facilities in Venezuela, South Africa and China are partially or fully idled.

Ferroglobe’s total installed power capacity in Spain is 192 megawatts, with an average annual electric output of approximately 583,000 megawatt hours. In 2017, electric output was approximately 283,600 megawatt hours due to exceptionally low precipitation levels.

Products

For the years ended December 31, 2017, 2016 and 2015, Ferroglobe’s consolidated sales by product were as follows:

	Year ended December 31,
($ thousands)	2017	2016	2015
Silicon metal	739,618	751,508	592,458
Manganese‑based alloys	363,644	223,451	260,371
Ferrosilicon	266,862	242,788	228,830
Other silicon‑based alloys	188,183	173,901	105,702
Silica fume	36,338	37,480	29,660
Byproducts and other	147,048	146,909	99,569
Total Sales	1,741,693	1,576,037	1,316,590

Silicon metal

Ferroglobe is a leading global silicon metal producer based on production capacity, with a total production capacity of approximately 416,750 Metric Tons (including 51% of the joint venture capacity attributable to us) tons per annum in several facilities in the United States, France, South Africa, Canada, Spain and China. For the years ended December 31, 2017, 2016 and 2015, Ferroglobe’s revenues generated by silicon metal sales accounted for 42.5%, 47.7% and 45.0%, respectively, of Ferroglobe’s total consolidated revenues.

Silicon metal is used by primary and secondary aluminum producers, who require silicon metal with certain requirements to produce aluminum alloys. For the year ended December 31, 2017, sales to aluminum producers represented approximately 40% of silicon metal revenues. The addition of silicon metal reduces shrinkage and the hot cracking tendencies of cast aluminum and improves the castability, hardness, corrosion resistance, tensile strength, wear resistance and weldability of the aluminum end products. Aluminum is used to manufacture a variety of automotive components, including engine pistons, housings, and cast aluminum wheels and trim, as well as high tension electrical wire, aircraft parts, beverage containers and other products which require aluminum properties.

Silicon metal is also used by several major silicone chemical producers. For the year ended December 31, 2017 sales to chemical producers represented approximately 49% of silicon metal revenues. Silicone chemicals are used in a broad range of applications, including personal care items, construction‑related products, health care products and electronics. In construction and equipment applications, silicone chemicals promote adhesion, act as a sealer and have insulating properties. In personal care and health care products, silicone chemicals add a smooth texture, protect against ultraviolet rays and provide moisturizing and cleansing properties. Silicon metal is an essential component of the manufacture of silicone chemicals, accounting for approximately 20% of the cost of production.

In addition, silicon metal is the core material needed for the production of polysilicon, which is most widely used to manufacture solar cells and semiconductors. For the year ended December 31, 2017 sales to polysilicon producers represented approximately 11% of silicon metal revenues. Producers of polysilicon employ processes to further purify the silicon metal and grow ingots from which wafers are cut. These wafers are the base material to produce solar cells, to convert sunlight to electricity.  Individual solar cells are soldered together to make solar modules.

Manganese‑based alloys

With 330,500 tons of annual silicomanganese production capacity and 358,500 tons of annual ferromanganese production capacity in our factories in Spain, Norway, France and Venezuela, Ferroglobe is among the leading global manganese‑based alloys producers based on production capacity. Of the 330,500 tons of annual silicomanganese production capacity and 358,500 tons of annual ferromanganese production capacity, 125,000 tons of siliconmanganese and 144,000 tons of ferromanganese were added as part of the acquisition of Glencore assets completed on February 1, 2018.  During the year ended December 31, 2017, Ferroglobe sold 274,119 tons of manganese-based alloys. For the years ended December 31, 2017, 2016, and 2015, Ferroglobe’s revenues generated by manganese-based alloys sales accounted for 20.9%, 14.2% and 19.8%, respectively, of Ferroglobe’s total consolidated revenues.

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

Ferromanganese is used as a deoxidizing, desulphurizing and degassing agent in steel to remove nitrogen and other harmful elements that are present in steel in the initial smelting process, and to improve the mechanical properties, hardenability and resistance to abrasion of steel. The three types of ferromanganese that Ferroglobe produces are:

•	high-carbon ferromanganese used to improve the hardenability of steel;
•	medium-carbon ferromanganese, used to manufacture flat and other steel products; and
•	low-carbon ferromanganese used in the production of stainless steel, steel with very low carbon levels, rolled steel plates and pipes for the oil industry.

Ferrosilicon

Ferroglobe is among the leading global ferrosilicon producers based on production output in recent years. During the year ended December 31, 2017, Ferroglobe sold 185,952 tons of ferrosilicon and had 446,000 tons of annual ferrosilicon production capacity. For the years ended December 31, 2017, 2016 and 2015, Ferroglobe’s revenues generated by ferrosilicon sales accounted for 15.3%, 15.4% and 17.4%, respectively, of Ferroglobe’s total consolidated revenues.

Ferrosilicon is an alloy of iron and silicon (normally approximately 75% silicon). Ferrosilicon products are used to produce stainless steel, carbon steel, and various other steel alloys and to manufacture electrodes and, to a lesser extent, in the production of aluminum. Approximately 88% of ferrosilicon produced is used in steel production.

Ferrosilicon is generally used to remove oxygen from the steel and as alloying element to improve the quality and strength of iron and steel products. Silicon increases steel’s strength and wear resistance, elasticity and scale resistance, and lowers the electrical conductivity and magnetostriction of steel.

Other silicon‑based alloys

In addition to ferrosilicon, Ferroglobe produces various different silicon‑based alloys, including silico calcium and foundry products, which comprise inoculants and nodularizers. Ferroglobe produces more than 20 specialized varieties of foundry products, several of which are custom made for its customers. Demand for these specialty metals is increasing and, as such, they are becoming more important components of Ferroglobe’s product offering. Ferroglobe’s combined annual production capacity in connection with these other silicon‑based alloys is approximately 80,000 tons (excluding ferrosilicon). During the year ended December 31, 2017, Ferroglobe sold 56,822 tons of silicon-based alloys (excluding ferrosilicon). For the years ended December 31, 2017, 2016 and 2015, Ferroglobe’s revenues generated by silicon-based alloys (excluding ferrosilicon) accounted for 10.8%, 11.0% and 8.0%, respectively, of Ferroglobe’s total consolidated revenues.

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

Silica fume

For the years ended December 31, 2017, 2016 and 2015, Ferroglobe’s revenues generated by silica fume sales accounted for 2.1%, 2.4% and 2.3%, respectively, of Ferroglobe’s total consolidated sales.

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

Services

Energy

Ferroglobe’s total installed power capacity in Spain is 192 megawatts, with an average annual electric output of approximately 583,000 megawatt hours. In 2017, the electric output was approximately 283,600 megawatt hours, due to exceptionally low precipitation levels. For the years ended December 31, 2017, 2016 and 2015, Ferroglobe recognized a loss as a result of the Spanish hydroelectric operations, in the amounts of $1,229 thousand, $3,065 thousand and $196 thousand, respectively.

Hydroelectric power stations produce energy from the flow of water through channels or pipes to a turbine, causing the shaft of the turbine to rotate. An alternator or generator, which is connected to the rotating shaft of the turbine, converts the motion of the shaft into electrical energy.

In Spain, Ferroglobe sells all of the power it produces in the wholesale energy market that has been in place in Spain since 1998. Prior to 2013, Ferroglobe benefitted from a feed-in tariff support scheme, pursuant to which Ferroglobe was legally entitled to feed its electric production into the Spanish grid in exchange for a fixed applicable feed-in-tariff over a fixed period, and therefore received a higher price than the market price. However, the new regulatory regime introduced in Spain in 2013 eliminated the availability of the feed‑in tariff support scheme for most of Ferroglobe’s facilities. Ferroglobe has been able to partly mitigate this reduction in prices through the optimization of its power generation such that it operates in peak‑price hours, as well as through participation in the “ancillary services” markets whereby Ferroglobe agrees to generate power as needed to balance the supply and demand of energy in the markets in which it operates. See “—Regulatory Matters—Energy and electricity generation” below.

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

Raw Materials, Logistics and Power Supply

The largest components of Ferroglobe’s cost base are raw materials and power used for smelting at our facilities. In the year ended December 31, 2017, Ferroglobe’s power consumption, represented approximately 29% of Ferroglobe’s total consolidated cost of sales.

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

Manganese ore

The global supply of manganese ore comprises standard- to high-grade manganese ore, with 35% to 56% manganese content, and low-grade manganese ore, with lower manganese content. Manganese ore production comes mainly from eight countries: South Africa, Australia, China, Gabon, Brazil, Ukraine, India and Ghana. However, the production of high-grade manganese ore is concentrated in Australia, Gabon, South Africa and Brazil.

The vast majority of the manganese ore Ferroglobe purchased in 2017 came from suppliers located in South Africa (48.1% of total purchases) and Gabon (45.7% of total purchases). In 2017, key suppliers of manganese ore to Ferroglobe supplied 93.8% of the manganese ore Ferroglobe utilized while the remaining 6.2% was procured on the international spot market from other suppliers. In 2017, Ferroglobe has contractual arrangements with two main suppliers (located in South Africa and Gabon), expressed in U.S. Dollars, which depend primarily on spot prices.

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

Approximately 62.9% of the coal Ferroglobe purchased in 2017 for its facilities in Europe, South Africa and Venezuela was sourced from one mining supplier in Colombia while the remaining 37.1% came from other Colombian mines, as well as from Poland and South Africa. Ferroglobe has a long‑standing relationship with the coal washing plants that process Colombian coal in Europe, which price coal using spot, quarterly, semi‑annual or annual contracts, based on market outlook. International coal prices, which are denominated in U.S. Dollars, are mainly based on API 2, the benchmark price reference for coal imported into northwest Europe. Prices reflect also currency fluctuation, labor issues and transportation situation in Colombia and South Africa, as well as sea-freights.

Ferroglobe also owns Alden Resources LLC (“Alden”) in the United States. Alden provides a stable and long‑term supply of low ash metallurgical grade coal by fulfilling a substantial portion of our requirements to our North American operations.

See “—Mining Operations” below for further information.

Quartz

Quartz is required to manufacture silicon‑based alloys and silicon metal.

Ferroglobe has secured access to quartz from its quartz mines in Spain, South Africa, the United States, Mauritania and Canada (see “—Mining Operations”). For the year ended December 31, 2017 approximately 69.6% of Ferroglobe’s total consumption of quartz was self-supplied. Ferroglobe purchases quartz from third-party suppliers on the basis of contractual arrangements with terms of up to four years. Ferroglobe’s quartz suppliers typically have operations in the same countries where Ferroglobe factories are located, or in close proximity, which minimizes logistical costs.

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

Petroleum coke, carbon electrodes, slag, limestone and additive metals are other relevant raw materials Ferroglobe utilizes to manufacture its electrometallurgy products. Procurement of these raw materials is either managed centrally or with each country’s raw materials procurement manager or plant manager and the materials purchased at spot prices or under contracts of a year or less.

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

Power

In Spain, Ferroglobe mainly acquires energy at the spot price through daily auction processes and is, therefore, exposed to market price volatility. Ferroglobe seeks to reduce its energy costs by stopping production at its factories during times of peak power prices and operating its factories in the hours of the day with lower energy prices. Additionally, Ferroglobe receives a rebate on a portion of its energy costs in Spain and France in exchange for an agreement to interrupt production, and thus power usage, upon request by the grid operator. Ferroglobe uses derivative financial instruments to partly hedge risks related to energy price volatility in Spain.

In France, FerroPem, S.A.S. has traditionally had access to relatively low power prices, as it benefited from Electricité de France’s green tariff (“Tarif Vert”), and a discount thereon. The green tariffs expired at the end of 2015 and Ferroglobe has negotiated supply contracts based on market prices with two suppliers for years 2016 to 2019, and is currently negotiating long-term supply contracts with suppliers in the market place. Recently enacted regulation enables FerroPem SAS to benefit from reduced tariffs resulting from its agreeing to limit its access to the network, interrupt production and respond to surges in demand, as well as paying compensation for indirect CO2 costs under the EU Emission Trading System (ETS) regulation. Furthermore, the new arrangements allow FerroPem, S.A.S. to operate competitively on a 12‑month basis, avoiding the need to stop for two months in each year as required under the Tarif Vert.

Ferroglobe’s production of energy in Spain and France through its hydroelectric power plants partially mitigates its exposure to increases in power prices in these two countries, as an increase in energy prices has a positive impact on Ferroglobe revenues from electricity generation.

In the United States, we enter into long‑term electric power supply contracts. Our power supply contracts result in stable, favorably priced, long‑term commitments of power at reasonable rates. In West Virginia, we have a contract with Brookfield Energy to provide approximately 45% of our power needs, from a dedicated hydroelectric facility, at a fixed rate through December 2021. The rest of our power needs in West Virginia, Ohio and Alabama are primarily sourced through special contracts that provide historically competitive rates and the remainder is sourced at market rates. At our Niagara Falls, New York plant, we have been granted a public‑sector package including 18.4 megawatts of hydropower through to 2021, which was effective from June 1, 2016.

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

Mining Operations

Reserves

Reserves are defined by SEC Industry Guide 7 as the part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. Proven, or measured, reserves are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, and grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well‑established. Probable, or indicated, reserves are reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance for probable reserves, although lower than that for proven reserves, is high enough to assume continuity between points of observation. Reserve estimates were made by independent third party consultants, based primarily on dimensions revealed in outcrops, trenches, detailed sampling and drilling studies performed. These estimates are reviewed and reassessed from time to time. Reserve estimates are based on various assumptions, and any material changes in these assumptions could have a material impact on the accuracy of Ferroglobe’s reserve estimates.

The following table sets forth summary information on Ferroglobe’s mines which were in production as of December 31, 2017.

						Proven	Probable
			Annual	Production	Mining	reserves	reserves	Mining		Btus per		Expiry
Mine	Location	Mineral	capacity kt	in 2017 kt	Recovery	Mt(1)	Mt(1)	Method	Reserve grade	lb.	Life(2)	date(3)
Sonia	Spain (Mañón)	Quartz	150	135	0.4	2.03	0.8	Open-pit	Metallurgical	N/A	19	2069
Esmeralda	Spain (Val do Dubra)	Quartz	50	29	0.4	0.09	0.14	Open-pit	Metallurgical	N/A	10	2029
Serrabal.	Spain (Vedra & Boqueixón)	Quartz	330	246	0.2	3.60	1.9	Open-pit	Metallurgical	N/A	19	2038
SamQuarz	South Africa (Delmas)	Quartzite	1,000	988	0.7	7.03	19.5	Open-pit	Metallurgical & Glass	N/A	39	2039
Mahale	South Africa (Limpopo)	Quartz	60	12	0.5	—	2.4	Open-pit	Metallurgical	N/A	15	2035
Roodepoort	South Africa (Limpopo)	Quartz	50	12	0.5	—	0.04	Open-pit	Metallurgical	N/A	1	2028
Fort Klipdam	South Africa (Limpopo)	Quartz	100	10	0.6	—	0.2	Open-pit	Metallurgical	N/A	2	2019 (4)
AS&G Meadows Pit	United States (Alabama)	Quartzite	360	56	0.4	3.60	—	Surface	Metallurgical	N/A	10	2027
AS&G Mims Pit	United States (Alabama)	Quartzite	120	90	0.4	0.25	—	Surface	Metallurgical	N/A	3	2020
			2,220	1,578		16.60	24.98

Maple Creek Springtown	United States (Kentucky)	Coal	400	399	0.7	0.6		Surface	Metallurgical	14,000	2	2020
Imperial Hollow	United States (Kentucky)	Coal	200	50	0.7	0.8		Surface	Metallurgical	14,000	3	2020
Log Cabin No. 5	United States (Kentucky)	Coal	60	12	0.6	0.2		Underground	Metallurgical	14,000	5	2023
Bain Branch No. 3	United States (Kentucky)	Coal	60	74	0.5	3.6	2.9	Underground	Metallurgical	14,000	25	2042
Harpes Creek 4A	United States (Kentucky)	Coal	100	96	0.6	1.2	1.3	Underground	Metallurgical	14,000	12	2029
			820	631		6.40	4.20

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

Ferroglobe considers its Conchitina and Conchitina Segunda mines as a single mining project legally supported by the formation of Coto Minero, formally approved by the Mining Authority in March 2018. In addition, Ferroglobe currently holds all necessary permits to start production at its  Conchitina mines. Although Ferroglobe has not received formal approval from the Spanish Mining Authority over its 2018 Annual Mining Plan, we are not legally prevented from commencing mining operations in the area based on the fully-authorized 2017 Annual Mining Plan.

Reserves for the Conchitina mine are, accordingly, considered to be probable reserves, and the following table sets forth summary information on the Conchitina and Conchitina Segunda mines:

				Recoverable Reserves
			Mining	Proven	Probable		Mining
Mine	Location	Mineralization	Recovery	MT(1)	MT(1)	Reserve Grade	Method
Conchitina and Conchitina Segunda	Spain (O Vicedo)	Quartz	0.35	—	1.15	Metallurgical	Open-pit

(1)	Estimates of recoverable probable reserves represent the tons of product that can be used internally or which are of metallurgical grade and can be delivered to Ferroglobe’s customers.

Ferroglobe has additional mining rights in Spain (Cristina, Trasmonte and Merlán), but none of these mines are currently producing or undergoing mine development activities as the Spanish Mining Authority started cancelling mining rights for Merlán and Trasmonte in September 2015 and February 2017, respectively. The Spanish Mining Authority started the cancellation process for our mining rights for Cristina in December 2017. Ferroglobe does not consider certain Venezuelan mines to be mining assets (La Candelaria, El Manteco and El Merey) as the minerals are fully-depleted and because it will be difficult to obtain new mining rights at these locations given the current economic and political environment in Venezuela.

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

Serrabal

The Serrabal mining concession was originally granted in 1978 to Rocas, Arcillas y Minerales S.A. Ferroglobe acquired control of this company, which is the owner of the properties currently mined at Serrabal, along with the Serrabal mining concession, in 2000. Rocas, Arcillas y Minerales, S.A. has applied for the renewal of the concession. Pursuant to an interim measure approved by the applicable mining authority, Rocas Arcillas y Minerales S.A. is permitted to continue mining operations in Serrabal indefinitely until a final decision on the renewal of the concession has been made. If the renewal is granted, the concession will expire in 2038. The surface area covered by Serrabal mining concession is 861 hectares.

Conchitina

The Conchitina mining concession previously belonged to Cuarzos Industriales S.A.U., which acquired the mining concession in 1979. Ferroglobe acquired this company, along with Conchitina mining concession, in 1996 from the Portuguese cement manufacturer Cimpor. The Conchitina Segunda mining concession was granted to Cuarzos Industriales S.A.U. in 1997 for a 30‑year term after proper mining research had been conducted and the mining potential of the area had been demonstrated. The Conchitina concession expired in 2009 and Cuarzos Industriales S.A.U. applied for its renewal, also requesting the competent authority to consolidate the concession with that of Conchitina Segunda. The legal support for the consolidation request was that both mining rights apply over a unique quartz deposit. Approval was formally granted by the authority in March 2018. Cuarzos Industriales S.A.U. is the owner of the properties currently mined at Conchitina. The surface area covered by Conchitina concessions is 497 hectares.

Cabanetas

The mining right granting process and tax regulations applicable to the Cabanetas limestone quarry slightly differ from those applicable to other Ferroglobe mines in Spain because Cabanetas is classified as a quarry, rather than a mine. Ferroglobe is currently operating the Cabanetas quarry pursuant to a permit resolution, which authorized the extension of the original mining concession, issued in 2013 by the competent mining authority. The extension is for a period of 30 years and, consequently, the concession will expire in 2043. Limestone extracted from the Cabanetas quarry was intended to be used by the Hidro Nitro Española S.A. electrometallurgy plant. However, because new metallurgical techniques require low consumption of this product, most of the Cabanetas limestone is generally sold to the civil engineering and construction industries. The production level of the Cabanetas quarry has fallen considerably in recent years, mainly due to difficulties in the local construction industry.

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

South African mining rights

SamQuarz

The SamQuarz mining rights were transferred from the original owners, Glass South Africa Holdings (Pty) Ltd and Samancor Limited, to SamQuarz (Pty) Ltd in 1997. Our FerroAtlántica division acquired control of SamQuarz, along with the SamQuarz mining rights, in 2012. In 2009, the Minister of Mineral Resources converted the then-existing SamQuarz mining rights into new mining rights due to expire after 30 years in 2039. At the end of 2014, SamQuarz mining rights were transferred from SamQuarz (Pty) Ltd to its sole shareholder, Thaba Chueu Mining (Pty) Ltd, one of our subsidiaries (“Thaba”). SamQuarz (Pty) Ltd is the owner of the properties currently mined in Delmas. The total surface area covered by SamQuarz mine is 118.1 hectares.

Mahale

Mahale is state-owned land, lawfully occupied by the Mahale community. Thaba currently leases the land pursuant to an agreement with the Majeje Traditional Authority and runs mining operations on the area pursuant to mining rights owned by the state and licensed to it. The latest mining right license was granted by the Department of Mineral Resources in December 2014 and registered at the mining titles deeds office in early 2016. The license is for a 20 year period and will expire in 2035. The total surface area covered by Mahale mine is 329.7 hectares. The lease agreement between Thaba and the Majeje Traditional Authority will be in force for the entire duration of the mining right or as long as it is economically viable for the lessee to mine. Under the lease agreement, a monthly rent of ZAR 1,500 is paid to the lessor, which is reviewed annually to reflect increases in the consumer price index. A general authorization has been granted to Thaba by the Water Affairs Department to allow the company to use the water at the site, provided usage does not exceed 10,000 cubic meters per month.

Roodepoort

The Roodepoort mining right is held by Silicon Smelters (Pty.), Ltd., Ferroglobe’s subsidiary, and will expire in 2028. In 2009, Silicon Smelters (Pty.), Ltd. applied for a conversion of the mining right into a new mining right under the South African Mineral and Petroleum Resources Development Act (the “MPRDA”), which came into force in 2004. The new mining right has been granted and is valid for the continuation of our mining activities at the Rooderport mine until.  Silicon Smelters (Pty) Ltd is currently in the process of transferring this mining right to its mining subsidiary, Thaba, in order that all licenses and permits in South Africa are held under this entity.

The total surface area covered by Roodepoort mine is 17.6 hectares. The mining area covers the cobble and block areas. The land in which Roodepoort mine is located is owned by Alpha Sand, which also conducts all mining operations as a contractor for Silicon Smelters (Pty.), Ltd. An agreement is in place whereby Alpha Sand operates the mine and Silicon Smelters (Pty.), Ltd. purchases the quartz mined from Alpha Sand based on the quartz requirements of Silicon Smelters (Pty.), Ltd. and at prices that are reviewed annually on the basis of increases in production costs and diesel fuel. The agreement with Alpha Sand will terminate at the expiry of the mining right or when it is no longer economically viable to mine quartz in the area.

Fort Klipdam

The land on which Fort Klipdam is located is owned by Silicon Smelters (Pty.), Ltd. Silicon Smelters (Pty.), Ltd. filed a mining right application that was rejected on the basis of the alleged inadequacy of the mine social and labor plan. An appeal has been filed by Silicon Smelters (Pty.), Ltd.  As the appeal process has been unsuccessful to date, mining operations can only be conducted in areas specified under valid permits that have been obtained on the land. Additional permits were also obtained by the mining contractor on the adjacent property and their materials are brought to Fort Klipdam for processing and stockpiling.  The total surface area covered by the Fort Klipdam farm portion is 640.9 hectares.  The mining permits and mining rights only relates to an area of 136.1 hectares.

For further information regarding South African regulations applicable to mining concessions, as well as environmental and other regulations, see “—Laws and regulations applicable to Ferroglobe’s mining operations—South Africa.”

French mining rights

Soleyron

FerroPem, S.A.S., a subsidiary of Ferroglobe, owns 7.5 hectares of the overall Soleyron mine area. The Saint-Hippolyte de Montaigu Municipality owns the remaining 12.9 hectares. In February 2015, FerroPem, S.A.S. entered into a lease and royalty agreement with the municipality, which is valid for five years. The effective date of the agreement and the relevant term coincide with the effective date and term of the prefectural authorization renewal, which was granted to FerroPem, S.A.S. in March 2015 and is due to expire in 2020. Pursuant to this agreement, FerroPem, S.A.S. pays to the municipality on an annual basis: (i) a fixed allowance for the lease of the land, and (ii) variable royalties on the basis of tons of quartz produced. In addition, FerroPem, S.A.S. provided financial guarantees through an insurance company for an amount of €146 thousand. Such amount has been defined in the prefectural authorization as the amount needed for the land remediation.

United States and Canadian mining rights

Coal

As of December 31, 2017, we had five active coal mines (two surface mines and three underground mines) located in Kentucky. We also had six inactive permitted coal mines available for extraction located in Kentucky and Alabama. All of our coal mines are leased and the remaining term of the leases range from 2 to 40 years. The majority of the coal production is consumed internally in the production of silicon metal and silicon-based alloys. As of December 31, 2017, we estimate our proven and probable reserves to be approximately 17,400,000 tons with an average permitted life of approximately 35  years at present operating levels. Present operating levels are determined based on a three‑year annual average production rate. Reserve estimates were made by our geologists, engineers and third parties based primarily on drilling studies performed. These estimates are reviewed and reassessed from time to time. Reserve estimates are based on various assumptions, and any material changes in these assumptions could have a material impact on the accuracy of our reserve estimates.

We currently have two coal processing facilities, one of which is inactive. The active facility processes approximately 720,000 tons of coal annually, with a capacity of 2,500,000 tons. The average coal processing recovery rate is approximately 65%.

Quartzite

We have an open-pit quartz mining operation in Billingsly, Alabama, and one in Londesboro, Alabama.  Each has its own wash-plant facilities. We also have a concession to mine quartzite in Saint-Urbain, Québec (operated by a third party miner). These mines supply our North American operations with a substantial portion of their requirements for quartzite.

Mauritania mining rights

In 2013, the Company signed an option to purchase two exploration permits for Quartz over a 2,000 square kilometer area located in northern Mauritania, approximately 250 kilometers from Nouadhibou harbor. After a successful exploration program and the granting of the right to acquire mining rights pursuant to both exploration permits at the Vadel 1 and Vadel 2 Mines respectively, Ferroglobe exercised the purchase option on June 30, 2016. The mining at the Vadel 1 and Vadel 2 Mines are held by Ferroquartz Mauritania SARL, a subsidiary of Ferroglobe, and will expire in 2031. The total surface area covered by Vadel 1 Mine is 195 square kilometers and by Vadel 2 Mine is 240 square kilometers.  The construction of the mining facilities was completed during 2017 and the Company has started to test the production in Vadel 2. The Company made the first shipment from Vadel 2 at the beginning of 2018 and plan is to start production in Vadel 1 in 2020.

Laws and regulations applicable to Ferroglobe’s mining operations

Spain

In Spain, mining concessions have an average term of 30 years and are extendable for additional 30‑year terms, up to a maximum of 90 years. In order to extend the concession term, the concessionaire must file an application with the competent public authority. The application, which must be filed three years prior to the expiration of the concession term, must be accompanied by a detailed report demonstrating the continuity of mineral deposits and the technical ability to extract such deposits, as well as reserve estimates, an overall mining plan for the term of the concession and a detailed description of extraction and treatment techniques. The renewal process is straightforward for a mining company that has been mining the concession regularly. The main impediments to renewal are a lack of mining activity and legal conflicts. Every year in January, in order to maintain the validity of the mining concession, an annual mining plan must be submitted to the competent public authority. This document must detail the work to be developed during the year.

Regarding the environmental requirements applicable to Ferroglobe’s mining operations in Spain, each of Serrabal, Esmeralda, Conchitina and Conchitina Segunda is subject to an “environmental impact statement” (or “EIS”), issued by the relevant environmental authority and specifically tailored to the environmental features of the relevant mine. The EIS requires compliance with high environmental standards and is based on the environmental impact study performed by the mining concession applicant in connection with each mining project. It is the result of a consultation process involving several public administrations, including cultural, archaeology, landscape, urbanistic, health, agriculture, water and industrial administrations. The EIS sets forth all conditions to be fulfilled by the applicant, including in connection with the protection of air, water, soil, flora and fauna, landscape, cultural heritage, restoration and the interaction of such elements. The EIS covers mining activities, auxiliary facilities and heaps carried out in a determined perimeter of each mine and includes a program of surveillance and environmental monitoring. The relevant authority regularly verifies compliance with it.

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

It is a condition of the mining right that the holder disposes of all minerals and products derived from exploitation of the mineral at competitive market prices, which means, in all cases, non‑discriminatory prices or non‑export parity prices. If the minerals are sold to any entity which is an affiliate or non‑affiliate agent or subsidy of the mining right holder, or is directly or indirectly controlled by the holder, such purchaser must unconditionally undertake in writing to dispose of the minerals and any products from the minerals and any products produced from the minerals, at competitive market prices. The mining right, a shareholding, an equity, an interest or participation in the right or joint venture, or a controlling interest in a company, close corporation or joint venture, may not be encumbered, ceded, transferred, mortgaged, let, sublet, assigned, alienated or otherwise disposed of without the written consent of the Minister of Mineral Resources, except in the case of a change of controlling interest in listed companies.

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

Customers and Markets

The following table details the breakdown of Ferroglobe’s revenues by geographic end market for the years ended December 31, 2017, 2016 and 2015.

	Year ended December 31,
($ thousands)	2017	2016	2015
United States of America	547,309	563,619	208,412
Europe
Spain	253,991	201,403	221,558
Germany	245,152	241,046	230,996
Italy	94,590	90,267	120,016
Rest of Europe	340,877	236,746	314,078
Total revenues in Europe	934,610	769,462	886,648
Rest of the World	259,774	242,956	221,530
Total	1,741,693	1,576,037	1,316,590

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

For the year ended December 31, 2017, Ferroglobe’s ten largest customers accounted for approximately 47.1% of Ferroglobe’s consolidated sales. The Company had one customer, Dow Corning Corporation, that accounted for more than 10% of consolidated sales during the years ended December 31, 2017 and 2016. Sales corresponding to Dow Corning Corporation represented 12.2% and 13.7% of the Company’s sales for the years ended December 31, 2017 and 2016, respectively.

For the year ended December 31, 2017, approximately 53.6% of our metallurgical segment sales were to customers in Europe, approximately 31.5% were to customers in the United States and approximately 14.9% were to the rest of the world.

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

The remaining 20% of our silicon metal and manganese-based ferroalloys production and 25% of our silicon‑based ferroalloy production are sold on a spot basis. By selling on a spot basis, we are able to take advantage of premiums for prompt delivery. We believe that our diversified contract portfolio allows us to lock in a significant amount of revenues while also allowing us to remain flexible and benefit from unexpected price and demand upticks. Given spot price and current market dynamics, we are looking to enter into contracts for 2018 with short terms in order to benefit from expected price increases.

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

Ferroglobe’s Spanish hydroelectric operations deliver all the electricity produced to the Spanish national grid for sale in the Spanish wholesale market.

On February 1, 2018, Ferroglobe completed the acquisition from a wholly-owned subsidiary of Glencore International AG ("Glencore") of a 100% interest in Glencore's manganese alloys plants in Mo i Rana (Norway) and Dunkirk (France). Simultaneously with the acquisition, Glencore and Ferroglobe entered into an exclusive agency arrangement for the marketing of Ferroglobe's manganese alloys products worldwide, and for the procurement of manganese ores to supply Ferroglobe's plants, in both cases for a period of ten years. For Ferroglobe, the partnership facilitates access to Glencore's global clients in the steel industry, and provides a broader sales and procurement network that will enhance our own capabilities. For our customers and suppliers, it provides access to an extended volume and range of products that will add value to our commercial relationships.

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

In the manganese and silicon alloys market, Ferroglobe’s competitors include Privat Group, a Ukrainian company with operations in Australia, Ghana and Ukraine, Eramet, a French mining and metallurgical group, CHEMK Industrial Group, a Russian conglomerate which is one of the largest silicon-based alloy producers in the world, South 32 (formerly BHP Billiton), a global mining company with operations in Australia and South Africa and Vale, a mining and metals group based in Brazil and Elkem.

In the silica fumes market, Ferroglobe’s competitors include Elkem and Dow Corning.

Ferroglobe strives to be a highly efficient, low‑cost producer, offering competitive pricing and engaging in manufacturing processes that capture most of its production by-products for reuse or resale. Additionally, through the vertical integration of its quartz mines in Spain, the United States, Canada and South Africa, its metallurgical coal mines in the United States and tree plantations in South Africa to obtain wood with which to produce charcoal, Ferroglobe has ensured access to some of the high quality raw materials that are essential in the silicon metal, manganese- and silicon-based alloy and specialty metals production process and has been able to gain a competitive advantage over some of its competitors because it has reduced the contribution of these raw materials to its cost base.

Research and Development (R&D)

Ferroglobe focuses on continually developing its technology in an effort to improve its products and production processes. Our FerroAtlántica division’s research and development division coordinates all the research and development activities within Ferroglobe. Ferroglobe also has cooperation agreements in place with various universities and research institutes in Spain, France and other countries around the world. For the years ended December 31, 2017, 2016 and 2015, Ferroglobe invested $4.5 million, $6.2 million and $11.1 million, respectively, on research and development projects and activities. Set forth below is a description of Ferroglobe’s significant ongoing research and development projects.

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

Solar grade silicon

Ferroglobe’s solar grade silicon involves the production of solar grade silicon metal with a purity above 99.9999% through a new, potentially cost‑effective, electrometallurgical process. The traditional chemical process tends to be costly and involves high energy consumption and potentially environmentally hazardous processes. The new technology, entirely developed by Ferroglobe at an earlier stage at its research and development facilities aims to reduce the costs and energy consumption associated with the production of solar grade silicon.

In 2016, FerroAtlántica entered into a project with Aurinka Photovoltaic Group, S.L. (“Aurinka”) for a feasibility study and basic engineering for an upgraded metallurgical grade (“UMG”) solar silicon manufacturing plant. On December 20, 2016, Grupo FerroAtlántica, S.A.U. along with wholly-owned subsidiaries FerroAtlántica, S.A. and Silicio Ferrosolar, S.L.U., entered into a joint venture agreement (the “Solar JV Agreement”) with Blue Power Corporation, S.L. (“Blue Power”) and Aurinka providing for the formation and operation of a joint venture with the purpose of producing UMG solar silicon. Under the Solar JV Agreement, FerroAtlántica indirectly owns 75% of the operating companies formed as part of the joint venture and 51% of the company formed as part of the joint venture to hold the intellectual property rights and know how contributed by Aurinka and Ferroglobe to the joint venture. See “Item 7.B.—Major Shareholders and Related Party Transactions—Related Party Transactions”.

Pursuant to the Solar JV Agreement, FerroAtlántica has committed to incur capital expenditures in connection with the joint venture of approximately €51 million over the next two years, which, together with €21 million of capital expenditures invested in prior years, constitute the first phase of the project contemplated by the Solar JV Agreement to build a factory with production capacity of 1,500 tons per year. Plans for and financing of further phases are subject to agreement and approval by the parties to the Solar JV Agreement pursuant to specified procedures. To the extent the project continues into further phases, we would expect to commit, in the future and subject to appropriate approval and authorization, to incur approximately €44million in joint venture‑related capital expenditures in the first year of the second phase to reach a production capacity of approximately 3,000 tons per year. FerroAtlántica has obtained a loan, with a principal amount of approximately €45 million, from the Spanish Ministry of Industry and Energy for the purpose of building and operating the UMG solar silicon plant.

Proprietary Rights and Licensing

The majority of Ferroglobe’s intellectual property consists of proprietary know‑how and trade secrets. Ferroglobe’s intellectual property strategy is focused on developing and protecting proprietary know‑how and trade secrets, which are maintained through employee and third-party confidentiality agreements and physical security measures. Although Ferroglobe has some patented technology, Ferroglobe believes that its businesses and profitability do not rely fundamentally upon patented technology and that the publication implicit in the patenting process may in certain instances be detrimental to Ferroglobe’s ability to protect its proprietary information.

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

Under these laws, regulations and permits, Ferroglobe could also be held liable for any consequences arising out of human exposure to hazardous substances or environmental damage Ferroglobe may cause or that relates to its current or former operations or properties. Environmental, health and safety laws are likely to become more stringent in the future. Ferroglobe purchases insurance to cover these potential liabilities, but the costs of complying with current and future environmental, health and safety laws, and its liabilities arising from past or future releases of, or exposure to, hazardous substances, may exceed insured, budgeted or reserved amounts and adversely affect Ferroglobe’s business, results of operations and financial condition.

There are a variety of laws and regulations in place or being considered at the international, national, regional, provincial and local levels of government that restrict or are reasonably likely to result in limitations on, or additional costs related to, emissions of carbon dioxide and other greenhouse gases. These legislative and regulatory developments may cause Ferroglobe to incur material costs to reduce the greenhouse gas emissions from its operations (through additional environmental control equipment or retiring and replacing existing equipment) or to obtain emission allowance or credits, or result in the incurrence of material taxes, fees or other governmental impositions on account of such emissions. In addition, such developments may have indirect impacts on Ferroglobe’s operations, which could be material. For example, they may impose significant additional costs or limitations on electricity generators, which could result in a material increase in energy costs.

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

In December 2016, Ferroglobe’s subsidiaries in Canada filed a complaint with the Canada Border Services Agency alleging that silicon metal from Brazil, Kazakhstan, Laos, Malaysia, Norway, Russia and Thailand is dumped, and that silicon metal from Brazil, Kazakhstan, Malaysia, Norway and Thailand is subsidized. In March 2017, Ferroglobe’s subsidiary Globe Specialty Metals petitioned the United States Department of Commerce and the United States International Trade Commission to provide relief from dumped and subsidized silicon metal imports from Australia, Brazil, Kazakhstan and Norway. In both cases, the agencies found that imports covered by the cases were unfairly traded, but determined that the relevant domestic industry was not injured by the unfair imports. The fact that the cases were not successful may adversely affect our sales or our relationships with customers in the United States and Canada.

Seasonality

Electrometallurgy

Due to the cyclicality of energy prices and the energy‑intensive nature of the production processes for silicon metal, manganese‑ and silicon‑based alloys and specialty metals, Ferroglobe does not operate its electrometallurgy plants during certain periods or times of day when energy prices are at their peak. Demand for Ferroglobe’s manganese‑ and silicon‑based alloy and specialty metals products is lower during these periods as its customers also suspend their energy‑intensive production processes involving Ferroglobe’s products. As a result, sales within particular geographic regions are subject to seasonality.

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

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    Operating Results

Introduction

The following “management’s discussion and analysis” should be read in conjunction with the Consolidated Financial Statements of Ferroglobe as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, which are included in this annual report. This discussion includes forward-looking statements, which, although based on assumptions that Ferroglobe considers reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those expressed or implied by the forward‑looking statements. See “Cautionary

Statements Regarding Forward-Looking Statements.” For a discussion of risks and uncertainties facing Ferroglobe, see “Item 3.D.—Key Information—Risk Factors.”

In accordance with IAS 21 — The Effects of Changes in Foreign Exchange Rates, Ferroglobe’s consolidated income statements and consolidated statement of financial position have been translated from the functional currency of each subsidiary, which is determined by the primary economic environment in which each subsidiary operates, into the reporting currency of the Company that is U.S. Dollars.

The Company’s business started with the consummation of the Business Combination on December 23, 2015. FerroAtlántica is the Company’s “Predecessor” for accounting purposes. Therefore, the results of the Company for the 2015 fiscal year were composed of the results of:

•	Ferroglobe PLC for the period beginning February 5, 2015 (inception of the entity) and ended December 31, 2015;
•	FerroAtlántica, the Company’s “Predecessor,” for the year ended December 31, 2015; and
•	Globe for the eight-day period ended December 31, 2015.

Principal Factors Affecting Our Results of Operations

Sale prices

Ferroglobe’s operating performance is highly correlated to sales prices, which are influenced by several different factors that vary across Ferroglobe’s segments.

Silicon metal pricing slowly increased throughout 2017 due to market supply and demand dynamics as well as favorable foreign exchange movements.  Our customers businesses appeared to be at strong levels in the chemical, aluminum and solar markets during 2017.

Manganese‑based alloy prices have shown a significant correlation with the price of manganese ore, which allows us to pass increases in the cost of manganese ore through to our customers, but also results in a decrease in prices for our manganese‑based alloys when the price of manganese ore decreases.  During 2017, due to market supply and demand dynamics, we saw manganese‑based alloys market pricing increase considerably during the first three quarters of 2017 which was sustained during the fourth quarter.  Our customers’ businesses appeared at strong levels for steel mill production in 2017.

Our Ferrosilicon business pricing likewise continued to improve as we moved through 2017 and finished at high levels.  This was mostly due to supply and demand dynamics in Europe for our customers whose businesses were in steel production.

Under Ferroglobe’s pricing policy, which is aimed at reducing dependence on spot market prices, prices applied to its term contracts have a diversity of formulas ranging from prices related to spot market prices to annual or quarterly fixed prices. Ferroglobe sells certain high quality products for which pricing is not directly correlated to spot market prices.

Cost of raw materials

The key raw materials sourced by Ferroglobe are quartz, manganese ore, coal, wood and charcoal. Manganese ore is the largest component of the cost base for manganese‑based alloys. In 2017, approximately 95% of Ferroglobe’s total $137.9 million expense with respect to manganese ore fell under contractual agreements with producers of manganese ore with terms of one to three years, while the remaining manganese ore was procured from the international spot market. Coal meeting certain standards for ash content and other physical properties is used as a major carbon reductant in silicon‑based alloy production. In 2017, coal represented a $173.1 million expense for Ferroglobe. Wood is both an important element for the production of silicon alloys and used to produce charcoal, which is used as a carbon reductant at Ferroglobe’s South African subsidiary Silicon Smelters (Pty.), Ltd. Ferroglobe’s wood expense amounted to $55.3 million in 2017. The FerroAtlántica subsidiaries of Ferroglobe source approximately 56.6% of their quartz needs from FerroAtlántica’s mines in Spain and South Africa, and Globe subsidiaries source approximately 69.6% of their quartz needs from Globe’s mines in the United States and Canada. Total quartz consumption in 2017 represented an expense of $105.0 million.

Power

Power constitutes one of the single largest expenses for most of Ferroglobe’s products other than manganese‑based alloys. Ferroglobe focuses on minimizing energy prices and unit consumption throughout its operations by concentrating its silicon and manganese‑based alloy production during periods when energy prices are lower. In 2017, Ferroglobe’s total power consumption was 8,735 gigawatt hours with power contracts that vary across its operations. In Spain, South Africa and China (which, collectively, represents 32% of Ferroglobe’s total power consumption in 2017), power prices are mostly spot or daily prices with important seasonal fluctuations, whereas in France and Venezuela, Ferroglobe has power contracts that provide for flat or near‑flat rates for most of the year.

In Spain and France, FerroAtlántica receives a rebate on a portion of its energy costs in exchange for an agreement to interrupt production, and thus power usage, upon request. FerroAtlántica has power contracts to partly hedge risks related to energy price volatility in Spain.

In France, FerroPem S.A.S. has traditionally had access to relatively low power prices, as it benefited from Electricité de France’s green tariff (“Tarif Vert”), and a discount thereon. The green tariffs expired at the end of 2015 and Ferroglobe has negotiated supply contracts based on market prices with two suppliers for years 2016 to 2019, and is currently negotiating long-term supply contracts with suppliers in the market place. Recently enacted regulation enables FerroPem SAS to benefit from reduced tariffs resulting from its agreeing to limit its access to the network, interrupt production and respond to surges in demand, as well as paying compensation for indirect CO2 costs under the EU Emission Trading System (ETS) regulation. The new arrangements allow FerroPem S.A.S. to operate competitively on a 12‑month basis, avoiding the need to stop for two months due to the Tarif Vert. We believe that the new arrangements will provide power prices comparable to past levels and with some degree of predictability going forward.

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

In South Africa, we have an “evergreen” supply agreement with Eskom, the parastatal electricity supplier, for both our Polokwane and eMalahleni plants. Eskom’s energy prices are regulated by the National Energy Regulator (NERSA) and price increases are publicly announced in advance. A specific agreement has been approved by NERSA in 2018 for silicon production in Polokwane for three furnaces and in eMalahleni for one furnace. In order to promote silicon production in South Africa, Polokwane and eMalahleni have been offered a two year discount over the public tariffs on the electricity consumed to produce silicon.

Foreign currency fluctuation

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

As a result, since July 2013, the subsidiary FerroAtlántica, S.A.U. has sold the electricity it generates at market prices, optimizing its generation by operating during peak price hours and participating in the “ancillary services” markets rather than at guaranteed prices that provided a premium above market prices, with the exception of energy generated by the Novo Pindo plant in Galicia, which continues to receive a premium. It is expected that new regulations will allow FerroAtlántica to continue to participate in “ancillary services” markets. New power supply arrangements that were  entered into in 2016 for our French plants managed to avoid this seasonal interruption.

Critical Accounting Policies

The discussion and analysis of Ferroglobe’s financial condition and results of operations is based upon its Consolidated Financial Statements, which have been prepared in accordance with IFRS. The preparation of those financial statements requires Ferroglobe to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, the disclosure of contingent assets and liabilities and related disclosure at the date of its financial statements. The estimates and related assumptions are based on available information at the date of preparation of the financial statements, on historical experience and on other relevant factors. Actual results may differ from these estimates under different assumptions and conditions. Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. The principal items affected by estimates are income taxes, business combinations, inventories, goodwill, and impairment of long-lived assets. The following are Ferroglobe’s most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all of Ferroglobe’s principal accounting policies, see Note 4 to the Consolidated Financial Statements of Ferroglobe included elsewhere in this annual report.

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

During the year ended December 31, 2017, in connection with our annual goodwill impairment test, the Company recognized an impairment charge of $30,618 thousand related to the partial impairment of goodwill in Canada, resulting from a decline in future estimated sales prices and a decrease in our estimated long-term growth rate which caused the Company to revise its expected future cash flows from its Canadian business operations.

During the year ended December 31, 2016, in connection with our annual goodwill impairment test, the Company recognized an impairment charge of $193,000 thousand related to the partial impairment of goodwill in North America, that was recorded as a result of Business Combination, resulting from a sustained decline in sales prices that continued throughout 2016 and which caused the Company to revise its expected future cash flows from its North American business operations.

Ferroglobe operates in a cyclical market, and silicon and silicon-based alloy index pricing and foreign import pressure into the U.S. and Canadian markets impact the future projected cash flows used in our impairment analysis.

Long-lived assets (excluding goodwill)

In order to ascertain whether its assets have become impaired, Ferroglobe compares their carrying amount with their recoverable amount if there are indications that the assets might have become impaired. Where the asset itself does not generate cash flows that are independent from other assets, Ferroglobe estimates the recoverable amount of the cash‑generating unit to which the asset belongs. Recoverable amount is the higher of fair value and value in use, which is the present value of the future cash flows that are expected to be derived from continuing use of the asset and from its ultimate disposal at the end of its useful life, discounted at a pre‑tax rate which reflects the time value of money and the risks specific to the business to which the asset belongs.

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

During 2016, the Company determined due to market conditions that our facility in Venezuela was to be idled. Since the cash flows from the cash generating unit were uncertain, the Company tested the long‑lived assets for impairment. The recoverable amount of the cash generating unit was determined based on the fair value of the assets less costs to dispose. The Company concluded that the costs to dispose exceed the fair value of the assets, primarily due to political and financial instability in Venezuela. As a result, the Company fully impaired the long‑lived assets and took an impairment charge of $58,472 thousand for property, plant and equipment.

During 2016, the Company recognized an impairment charge of $9,176 thousand related to the Company’s mining assets in South Africa, comprising goodwill impairment of $1,612 thousand, impairment of property, plant and equipment of $7,334 thousand (including associated translation differences) and impairment of other intangible assets of $230 thousand.

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

Results of Operations — Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

	Year ended December 31,
($ thousands)	2017	2016
Sales	1,741,693	1,576,037
Cost of sales	(1,043,395)	(1,043,412)
Other operating income	18,199	26,215
Staff costs	(301,963)	(296,399)
Other operating expense	(239,926)	(243,946)
Depreciation and amortization charges, operating allowances and write-downs	(104,529)	(125,677)
Operating profit (loss) before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other losses	70,079	(107,182)
Impairment losses	(30,957)	(268,089)
Net gain due to changes in the value of assets	7,504	1,891
(Loss) gain on disposal of non-current assets	(4,316)	340
Other losses	(2,613)	(40)
Operating profit (loss)	39,697	(373,080)
Finance income	3,708	1,536
Finance costs	(65,412)	(30,251)
Financial derivative loss	(6,850)	—
Exchange differences	8,214	(3,513)
Loss before tax	(20,643)	(405,308)
Income tax benefit	14,821	46,695
Loss for the year	(5,822)	(358,613)
Loss attributable to non-controlling interests	5,144	20,186
Loss attributable to the Parent	(678)	(338,427)

Sales

Sales increased $165,656 thousand or 10.5%, from $1,576,037 thousand for the year ended December 31, 2016 to $1,741,693 thousand for the year ended December 31, 2017, primarily due to an increase in average selling prices across all major products (excluding by-products).  The average selling price for silicon metal increased by 3.1% to $2,270/MT in 2017, as compared to $2,201/MT in 2016; the average selling price for silicon-based alloys increased by 14.9% to $1,608/MT in 2017, as compared to $1,400/MT in 2016; and the average selling price for manganese-based alloys increased by 60.7% to $1,327/MT in 2017, as compared to $826/MT in 2016.  The increase in average selling prices reflects an upward pricing trend in the markets for silicon metal and silicon-based alloys.

The increase in average selling prices were partially offset by a 2.9% decrease in sales volumes across all major products. Silicon metal sales volume decreased by 4.5% and silicon-based alloys sales volume decreased by 4.9%, while manganese-based alloys sales volume increased by 2.9%.

Cost of sales

Cost of sales decreased $17 thousand, from $1,043,412 thousand for the year ended December 31, 2016 to $1,043,395  thousand for the year ended December 31, 2017, primarily due to a decrease in sales volumes. This decrease was offset by an increase in our cost of production, mainly due to furnace overhauls in North America and in Europe which mainly impacted our silicon metal costs. An increase in energy costs in Europe impacted our costs for silicon-based alloys and an increase in the purchase price of manganese ore impacted our costs for manganese-based alloys.

Other operating income

Other operating income decreased $8,016 thousand, or 30.6%, from $26,215 thousand for the year ended December 31, 2016 to $18,199 thousand for the year ended December 31, 2017, primarily due to an exceptional sale of products manufactured by a third party in 2016.  These products were initially purchased for use in Ferroglobe’s plants but were ultimately sold to another third party, resulting in non-recurrent other operating income in 2016.

Staff costs

Staff costs increased $5,564 thousand, or 1.9%, from $296,399 thousand for the year ended December 31, 2016 to $301,963 thousand for the year ended December 31, 2017, primarily due to a provision related to labor claims that are ongoing as well as an increase in variable wages and benefits driven by the Company’s financial performance in 2017 as compared to 2016.  Staff costs also increased due to an increase in head count primarily needed for the restart of our Selma, Alabama facility.

Other operating expense

Other operating expense decreased $4,020 thousand, or 1.6%, from $243,946 thousand for the year ended December 31, 2016 to $239,926 thousand for the year ended December 31, 2017, primarily due to a lower cost structure in our facilities.  Selling, general and administrative expenses for our factories and our global and local headquarters decreased year over year, primarily due to a reduction of contracting of external services as well as synergies recognized from the Business Combination.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs decreased $21,148 thousand or 16.8%, from $125,677 thousand for the year ended December 31, 2016 to $104,529 thousand for the year ended December 31, 2017, primarily due to a decrease in depreciation and amortization relating to fully depreciated and amortized fixed assets at the end of 2016.  Additionally, there was a decrease in write‑downs of trade receivables allowance in 2017 due to lower uncollectable receivable rates associated with improved risk management.

Impairment losses

Impairment losses decreased $237,132 thousand, from a loss of $268,089 thousand for the year ended December 31, 2016 to a loss of $30,957 thousand for the year ended December 31, 2017. During the year ended December 31, 2017, in connection with our annual goodwill impairment test, the Company recognized an impairment charge of $30,618 thousand related to the partial impairment of goodwill in Canada, resulting from a decline in future estimated sales prices and a decrease in our estimated long-term growth rate which caused the Company to revise its expected future cash flows from its Canadian business operations. During the year ended December 31, 2016, the Company recognized an impairment charge of $193,000 thousand related to the partial impairment of goodwill at the U.S. and Canada, resulting from a sustained decline in sales prices that continued throughout 2016 and which caused the Company to revise its expected future cash flows from Globe’s business operations. The impairment associated with the U.S. cash-generating units was $178,900 thousand and the amount that is associated with Canadian cash-generating units was $14,100 thousand.  Additionally, during the year ended December 31, 2016 the Company recognized an impairment of non-current operational assets located in Venezuela, totaling $58,472 thousand.

Net gain due to changes in the value of assets

Net gain due to the changes in the value of assets primarily relates to the remeasured fair value of the Company’s timber farms in South Africa as of December 31, 2017.

(Loss) gain on disposal of non-current assets

A net loss of $4,316 thousand for the year ended December 31, 2017 relates primarily to the disposals certain property plant, and equipment in the U.S. that had a stepped-up fair value at the date of the Business Combination but were subsequently disposed of during scheduled furnace overhauls in 2017.

Finance income

Finance income increased $2,172 thousand, or 141.4%, from $1,536 thousand for the year ended December 31, 2016 to $3,708 thousand for the year ended December 31, 2017, primarily due to the accounts receivable securitization program that was entered into in July 2017, which resulted in $1,935 thousand of interest income.

Finance costs

Finance costs increased $35,161 thousand, or 116.2%, from $30,251 thousand for the year ended December 31, 2016 to $65,412 thousand for the year ended December 31, 2017, primarily as a result of the issuance of Senior Notes in February 2017, which resulted in $28,961 thousand of finance costs.

Financial derivative loss

Financial derivative loss of $6,850 thousand resulted from our cross currency swap entered into in May 2017. The loss is related to the portion of the notional amount of the cross currency swap that is not designated as a cash flow hedge.

Exchange differences

Exchange differences decreased $11,727 thousand, from a loss of $3,513 thousand for the year ended December 31, 2016 to income of $8,214 thousand for the year ended December 31, 2017, primarily due to the fluctuation of foreign exchange rates, mainly the exchange rate between the Euro and the U.S. Dollar.

Income tax benefit

Income tax benefit decreased $31,874 thousand, or 68.3%, from an income tax benefit of $46,695 thousand for the year ended December 31, 2016 to an income tax benefit of $14,821 thousand for the year ended December 31, 2017, primarily due to higher taxable income in 2017 than in 2016.  The decrease was offset by the impact of U.S. tax reform enacted in 2017 which resulted in an income tax benefit of $31.2 million representing the remeasurement of the Company’s U.S. net deferred tax liability as a consequence of the reduction of the U.S. federal corporate statutory tax rate from 35% to 21% with effect from January 1, 2018, which was offset by income tax expense on taxable income.

Segment operations

During 2017, upon further evaluation of the management reporting structure as a result of the integration of the operations of FerroAtlántica and Globe we have concluded that our Venezuela operations are no longer significant as an operating and reportable segment due to the decision to significantly reduce these operations in 2016.  As such, in 2017 we have included our Venezuela operations as part of “Other Segments”. The comparative prior periods have been restated to conform to the 2017 reportable segment presentation.

Operating segments are based upon the Company’s management reporting structure. As such, we report our results in accordance with the following segments:

•	Electrometallurgy – North America;
•	Electrometallurgy – Europe;

•	Electrometallurgy – South Africa; and
•	Other Segments.

Electrometallurgy – North America

	Year ended December 31,
($ thousands)	2017	2016
Sales	541,143	521,192
Cost of sales	(303,096)	(325,254)
Other operating income	2,701	362
Staff costs	(90,802)	(82,032)
Other operating expense	(68,537)	(64,606)
Depreciation and amortization charges, operating allowances and write‑downs	(66,789)	(73,530)
Operating profit (loss) before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other losses	14,620	(23,868)

Sales

Sales increased $19,951 thousand, or 3.8%, from $521,192 thousand for the year ended December 31, 2016 to $541,143 thousand for the year ended December 31, 2017, primarily due to a 4.9% increase in sales volumes partially offset by a 1.1% decrease in the average selling price of silicon metal and a 0.9% decrease in average selling price of silicon-based alloys.

Cost of sales

Cost of sales decreased $22,158 thousand, or 6.8%, from $325,254 thousand for the year ended December 31, 2016 to $303,096 thousand for the year ended December 31, 2017, primarily due to a $10,022 thousand step-up in the fair value of U.S. inventory as part of price accounting associated with the Business Combination, being released into cost of sales as the inventory was sold throughout 2016.  Unplanned downtime at our silicon-based alloys production plant due to breaker failure contributed to the increase in costs in 2016.  In 2017, the Company implemented cost reduction initiatives in our U.S. and Canadian facilities which helped improve costs in 2017.

Staff costs

Staff costs increased $8,770 thousand, or 10.7%, from $82,032 thousand for the year ended December 31, 2016 to $90,802 thousand for the year ended December 31, 2017, primarily due to an increase in U.S. head count needed for the restart of our Selma, Alabama facility.

Other operating expense

Other operating expense increased $3,931 thousand, or 6.1%, from $64,606 thousand for the year ended December 31, 2016 to $68,537 thousand for the year ended December 31, 2017, primarily due to a $2,200 thousand increase in legal expenses associated with the trade cases in the U.S. and Canada.

Depreciation and amortization charges, operating allowances and write‑downs

Depreciation and amortization charges, operating allowances and write‑downs decreased $6,741 thousand, or 9.2%, from $73,530 thousand for the year ended December 31, 2016 to $66,789 thousand for the year ended December 31, 2017, primarily due to full amortization of computer software as well as property, plant and equipment becoming fully depreciated at the end of 2016.

Electrometallurgy – Europe

	Year ended December 31,
($ thousands)	2017	2016
Sales	1,083,200	949,547
Cost of sales	(690,589)	(672,026)
Other operating income	12,681	25,908
Staff costs	(147,595)	(132,440)
Other operating expense	(107,130)	(118,269)
Depreciation and amortization charges, operating allowances and write‑downs	(27,404)	(31,730)
Operating profit before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other losses	123,163	20,990

Sales

Sales increased $133,653 thousand or 14.1%, from $949,547 thousand for the year ended December 31, 2016 to $1,083,200 thousand for the year ended December 31, 2017, primarily due to a 21.9% increase in average selling prices for all primary products as well as a foreign exchange impact which increased sales by $21,862 thousand.

Average selling prices (in local currency) for silicon metal, silicon-based alloys and manganese alloys pricing increased 2.6%, 14.1% and 56.8%, respectively, primarily due to higher market index pricing in Europe. The sales volume of primary products was relatively consistent year-over-year, with an increase of 2.7% for the year ended December 31, 2017 compared to the year ended December 31, 2016.

Cost of sales

Cost of sales increased $18,563 thousand, or 2.8%, from $672,026 thousand for the year ended December 31, 2016 to $690,589 thousand for the year ended December 31, 2017, primarily due to an increase in the price of raw material. In addition, there was an unfavorable foreign exchange impact, which increased Euro-denominated costs by $13,924 thousand.

Other operating income

Other operating income decreased $13,227 thousand, or 51.1%, from $25,908 thousand for the year ended December 31, 2016 to $12,681 thousand for the year ended December 31, 2017, primarily is due to an exceptional sale of products manufactured by a third entity in 2016 (products which were initially purchased for use in Ferroglobe plants). There was a favorable foreign exchange impact, which increased Euro-denominated incomes by $256 thousand.

Staff costs

Staff costs increased $15,155 thousand or 11.4%, from $132,440 thousand for the year ended December 31, 2016 to $147,595 thousand for the year ended December 31, 2017, primarily due to an increase in variable wages and benefits driven by financial performance for employees in France and in Spain. There was an unfavorable foreign exchange impact, which increased Euro-denominated costs by $2,982 thousand.

Other operating expense

Other operating expense decreased $11,139 thousand, or 9.4%, from $118,269 thousand for the year ended December 31, 2016 to $107,130 thousand for the year ended December 31, 2017, primarily due to a reduction of non‑recurring transaction costs related to the Business Combination, which were incurred in 2016. There was an unfavorable foreign exchange impact, which increased Euro-denominated costs by $2,162 thousand.

Depreciation and amortization charges, operating allowances and write‑downs

Depreciation and amortization charges, operating allowances and write‑downs decreased $4,326 thousand, or 13.6%, from $31,730 thousand for the year ended December 31, 2016 to $27,404 thousand for the year ended December 31, 2017, primarily due to a decrease in write‑downs of trade receivables allowances of $5,963 thousand as we reduced our exposure to customers that entered delinquency in 2016. There was an unfavorable foreign exchange impact, which increased Euro-denominated costs by $553 thousand.

Electrometallurgy – South Africa

	Year ended December 31,
($ thousands)	2017	2016
Sales	122,504	142,160
Cost of sales	(81,744)	(99,124)
Other operating income	2,868	3,422
Staff costs	(23,495)	(23,589)
Other operating expense	(24,462)	(28,834)
Depreciation and amortization charges, operating allowances and write‑downs	(5,788)	(4,732)
Operating loss before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other losses	(10,117)	(10,697)

Sales

Sales decreased $19,656 thousand, or 13.8%, from $142,160 thousand for the year ended December 31, 2016 to $122,504 thousand for the year ended December 31, 2017, primarily due to a 63.9% decrease in silicon metal sales volumes, as a result of furnaces 1 and 3 of Polokwane plant being idle during 2017. This decrease was partly offset by a 22.8% increase in silicon-based alloy sales volumes due to an improvement in demand in the domestic market. Average selling prices of all primary products increased 4% in 2017 compared to 2016, and there was a positive foreign exchange impact, which increased sales by $2,489 thousand.

Cost of sales

Cost of sales decreased $17,380 thousand, or 17.5%, from $99,124 thousand for the year ended December 31, 2016 to $81,744 thousand for the year ended December 31, 2017, primarily due to a 63.9% decrease in silicon metal sales volumes from 2016 to 2017, partially offset by an increase of 22.8% in silicon-based alloy sales volumes, as well as an unfavorable foreign exchange impact which increased cost of sales by $1,667 thousand.

Other operating income

Other operating income decreased $554 thousand, or 16.2%, from $3,422 thousand for the year ended December 31, 2016 to $2,868 thousand for the year ended December 31, 2017, primarily due to a decrease in by-product sales as a result of weak demand in the domestic market as well as a reduction of other services provided to third parties. There was a favorable foreign exchange impact, which increased Euro-denominated income by $57 thousand.

Staff costs

Staff costs decreased $94 thousand or 0.4%, from $23,589 thousand for the year ended December 31, 2016 to $23,495 thousand for the year ended December 31, 2017, due to the staffing adjustments carried out in 2017 in connection with furnaces 1 and 3 of Polokwane plant, which were idle during 2017. This decrease was partially offset by a foreign exchange impact, which increased staff costs by $474 thousand.

Other operating expense

Other operating expense decreased $4,372 thousand, or 15.2%, from $28,834 thousand for the year ended December 31, 2016 to $24,462 thousand for the year ended December 31, 2017, primarily due to lower variable, selling, and administrative costs during 2017 when the plant was idled or operating at a reduced production level. This decrease was partially offset by a foreign exchange impact, which increased other operating expense by $482 thousand.

Depreciation and amortization charges, operating allowances and write‑downs

Depreciation and amortization charges, operating allowances and write‑downs increased $1,056 thousand, or 22.3%, from $4,732 thousand for the year ended December 31, 2016 to $5,788 thousand for the year ended December 31, 2017. This change is primarily attributable to higher lower capital expenditures as well as a foreign exchange impact which increased depreciation and amortization charges by $117 thousand.

Other segments

	Year ended December 31,
($ thousands)	2017	2016
Sales	60,199	90,337
Cost of sales	(33,616)	(79,912)
Other operating income	15,619	4,713
Staff costs	(39,851)	(58,577)
Other operating expense	(55,955)	(37,964)
Depreciation and amortization charges, operating allowances and write‑downs	(4,557)	(12,818)
Operating loss before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other losses	(58,161)	(94,221)

Sales

Sales decreased $30,138 thousand, or 33.4%, from $90,337 thousand for the year ended December 31, 2016 to $60,199 for the year ended December 31, 2017, primarily due to the idling of operations at FerroVen, S.A. during 2016, which resulted in a $20,353 thousand decrease in sales during 2017.

Cost of sales

Cost of sales decreased $46,296 thousand, or 57.9%, from $79,912 thousand for the year ended December 31, 2016 to $33,616 thousand for the year ended December 31, 2017, primarily due to the idling of operations at FerroVen, S.A. during 2016, which decreased cost of sales as a result of reduced sales volumes.  The devaluation of Venezuelan local currency resulted in a $28,979 thousands decrease in cost of sales.  A decrease of $8,134 thousand resulted from Mangshi being idled in 2017. Decreases were partially offset by a $2,616 thousand increase at Metales as we operated with an additional furnace and a $2,668 thousand increase at Yonvey as we resumed production of electrodes.

Other operating income

Other operating income increased $10,906 thousand, or 231.4%, from $4,713 thousand for the year ended December 31, 2016 to $15,619 thousand for the year ended December 31, 2017, primarily due to at chargeback of services by Ferroglobe PLC to its subsidiaries.

Staff costs

Staff costs decreased $18,726 thousand or 32.0%, from $58,577 thousand for the year ended December 31, 2016 to $39,851 thousand for the year ended December 31, 2017, as a result of executive severance payments of approximately

$21,000 thousand in 2016.  The decrease was partially offset by an increase in variable wages resulting from an improved financial performance in 2017.

Other operating expense

Other operating expense increased $17,991 thousand, or 47.4%, from $37,964 thousand for the year ended December 31, 2016 to $55,955 for the year ended December 31, 2017, primarily due to the accrual of $12,444 thousand for accrual of contingent liabilities.

Depreciation and amortization charges, operating allowances and write‑downs

Depreciation and amortization charges, operating allowances and write‑downs decreased $8,261 thousand, or 64.4%, from $12,818 thousand for the year ended December 31, 2016 to $4,557 thousand for the year ended December 31, 2017, primarily due to a $4,025 thousand decrease at FerroVen, S.A. and a $2,625 thousand decrease in Energy.

Results of Operations — Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

	Year ended December 31,
($ thousands)	2016	2015
Sales	1,576,037	1,316,590
Cost of sales	(1,043,412)	(818,736)
Other operating income	26,215	15,751
Staff costs	(296,399)	(205,869)
Other operating expense	(243,946)	(200,296)
Depreciation and amortization charges, operating allowances and write-downs	(125,677)	(67,050)
Operating (loss) profit before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other losses	(107,182)	40,390
Impairment losses	(268,089)	(52,042)
Net gain (loss) due to changes in the value of assets	1,891	(912)
Gain (loss) on disposal of non-current assets	340	(2,214)
Other losses	(40)	(347)
Operating loss	(373,080)	(15,125)
Finance income	1,536	1,096
Finance costs	(30,251)	(30,405)
Exchange differences	(3,513)	35,904
Loss before tax	(405,308)	(8,530)
Income tax benefit (expense)	46,695	(49,942)
Loss for the year	(358,613)	(58,472)
Loss attributable to non-controlling interests	20,186	15,204
Loss attributable to the Parent	(338,427)	(43,268)

The financial information for the year ended December 31, 2016 includes the consolidated results for the full year ended December 31, 2016, whereas the financial information for the year ended December 31, 2015 includes the results of Globe for only the eight -day period ended December 31, 2015 subsequent to the Business Combination on December 23, 2015.

Sales

Sales increased $259,447 thousand or 19.7%, from $1,316,590 thousand for the year ended December 31, 2015 to $1,576,037 thousand for the year ended December 31, 2016, primarily due to the inclusion of a full year of Globe sales in 2016 of $545,264 thousand as compared to the inclusion of only eight days of Globe sales in 2015. This increase was offset by a 20.3% decrease in average selling prices (prices based in euros) of all primary products and a 0.4% decrease in sales volumes at FerroAtlántica.

Excluding Globe, average selling prices (in local currency) for silicon metal, silicon-based alloys and manganese alloys pricing decreased by 16.0%, 9.2% and 18.2%, respectively, primarily due to lower European market index pricing.

Excluding Globe, silicon metal sales volume decreased 7.5%, primarily due to lower demand driven by pricing pressure from imports. This decrease was partially offset by slight increases in sales volumes of silicon-based alloys and manganese alloys, of 3.5% and 2.4%, respectively.

In summary, since late 2014, we have experienced a sharp decrease in silicon metal prices, our main product produced and sold, which adversely affected our sales for the year ended December 31, 2016, as compared to the sales of FerroAtlántica and Globe for the year ended December 31, 2015. This effect was particularly pronounced in relation to the sales of our European business.

Cost of sales

Cost of sales increased $224,676 thousand, or 27.4%, from $818,736 thousand for the year ended December 31, 2015 to $1,043,413 thousand for the year ended December 31, 2016, primarily due to the inclusion of a full year of Globe cost of sales in 2016 of $340,617 thousand as compared to the inclusion of only eight days of Globe cost of sales in 2015. This increase was offset by a 14.2% decrease in the cost of sales of FerroAtlántica due to manufacturing cost improvement initiatives, including lower raw material and energy costs.

Other operating income

Other operating income increased $10,464 thousand, or 66.4%, from $15,751 thousand for the year ended December 31, 2015 to $26,215 thousand for the year ended December 31, 2016, primarily due to the inclusion of a full year of Globe other operating income in 2016 of $2,986 thousand as compared to the inclusion of only eight days of Globe other operating income in 2015. In addition, the increase in other operating income is attributable to an increase in sales of fines, silica fume and other by-products.

Staff costs

Staff costs increased $90,530 thousand, or 44.0%, from $205,869 thousand for the year ended December 31, 2015 to $296,399 thousand for the year ended December 31, 2016, primarily due to the inclusion of a full year of Globe staff costs in 2016 of $121,251 thousand as compared to the inclusion of only eight days of Globe staff costs in 2015. This increase was offset by a decrease in FerroAtlántica staff costs of approximately $30,000 thousand due to a decrease in variable-based compensation expense reflecting annual company performance.

Other operating expense

Other operating expense increased $43,650 thousand, or 21.8%, from $200,296 thousand for the year ended December 31, 2015 to $243,946 thousand for the year ended December 31, 2016, primarily due to the inclusion of a full year of Globe other operating expense in 2016 of $63,065 thousand as compared to the inclusion of only eight days of Globe other operating expense in 2015. This increase was offset by a decrease in due diligence expenses related to the Business Combination in 2015.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs increased $58,627 thousand or 87.4%, from $67,050 thousand for the year ended December 31, 2015 to $125,677 thousand for the year ended December 31, 2016, primarily due to the inclusion of a full year of Globe depreciation and amortization charges, operating allowances and write-downs in 2016 of $73,525 thousand as compared to the inclusion of only eight days of Globe depreciation and amortization charges, operating allowances and write-downs in 2015.

Impairment losses

Net impairment losses increased $216,047 thousand, from a loss of $52,042 thousand for the year ended December 31, 2015 to a loss of $268,089 thousand for the year ended December 31, 2016. The increase in impairment losses is primarily due to the impairment of goodwill in relation to our North American assets of $193,000 thousand, the impairment of non-current operational assets located in Venezuela, South Africa and France, totaling $58,472 thousand, $9,176 thousand, and $1,178 thousand, respectively, and the impairment of non-current financial assets amounting $5,623 thousand.

Finance income

Finance income increased $440 thousand, or 40.1%, from $1,096 thousand for the year ended December 31, 2015 to $1,536 thousand for the year ended December 31, 2016, primarily due to the inclusion of a full year of Globe finance income in 2016 of $676 thousand as compared to the inclusion of only eight days of Globe finance income in 2015.

Finance costs

Finance costs decreased $154 thousand, or 0.5%, from $30,405 thousand for the year ended December 31, 2015 to $30,251 thousand for the year ended December 31, 2016, primarily due to the inclusion of a full year of Globe finance costs in 2016 of $5,714 thousand as compared to the inclusion of only eight days of Globe finance income in 2015. This increase was offset by a reduction in FerroAtlántica’s outstanding debt and, therefore incurred lower finance costs, as well as a decrease in interest rates year-over-year.

Exchange differences

Exchange differences decreased $39,417 thousand, from a gain of $35,904 thousand for the year ended December 31, 2015 to a loss of $3,513 thousand for the year ended December 31, 2016, partially due to the inclusion of a full year of Globe exchange differences in 2016 of $4,567 thousand related to the devaluation of the Argentine Peso, as compared to the inclusion of only eight days of Globe exchange differences in 2015.

Income tax

Income tax expense decreased $96,637 thousand, or 193.5%, from an income tax expense of $49,942 thousand for the year ended December 31, 2015 to an income tax benefit of $46,695 thousand for the year ended December 31, 2016. This decrease is primarily attributable to the inclusion of a full year of Globe income tax benefit in 2016 of $30,598 thousand as compared to the inclusion of eight days of Globe income tax expense in 2015. In addition, FerroAtlántica operations generated losses in 2016, which further increased the income tax benefit for the year ended December 31, 2016.

Electrometallurgy – North America

	Year ended December 31,
($ thousands)	2016	2015
Sales	521,192	10,062
Cost of sales	(325,254)	(6,200)
Other operating income	362	17
Staff costs	(82,032)	(1,983)
Other operating expense	(64,606)	(276)
Depreciation and amortization charges, operating allowances and write‑downs	(73,530)	(1,183)
Operating (loss) profit before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other losses	(23,868)	437

The Electrometallurgy – North America segment comprises of only Globe subsidiaries. As a result, the segment information for the year ended December 31, 2016 includes the segment information for the full year ended December 31,

2016, whereas the segment information for the year ended December 31, 2015 includes the segment information for only the eight-day period ended December 31, 2015 subsequent to the Business Combination on December 23, 2015.

Sales

Sales increased $511,130 thousand, from $10,062 thousand for the year ended December 31, 2015 to $521,192 thousand for the year ended December 31, 2016, primarily due to the inclusion of the full year of sales in 2016 as compared to the inclusion of only eight days of sales in 2015 following the Business Combination. On a pro-forma basis, sales for the segment decreased $165,655 thousand, or 24%, from $686,847 thousand in 2015 to $521,192 thousand in 2016. The decrease was primarily attributable to a 12% decrease in average selling prices coupled with a 15% decrease in tons sold. Silicon metal pricing decreased 14%, primarily due to lower index pricing, which resulted in lower pricing on annual calendar 2016 contracts and index-based contracts. Silicon-based alloys pricing decreased 10% as a result of lower index pricing. Silicon metal volume decreased 10%, primarily due to lower demand driven by pricing pressure from imports. Silicon-based alloys volume decreased 24% due to a weaker end market and lower customer demand.

Cost of sales

Cost of sales increased by $319,054 thousand, from $6,200 thousand for the year ended December 31, 2015 to $325,254 thousand for the year ended December 31, 2016. On a pro-forma basis, cost of sales decreased in line with the 15% decrease in sales volumes, offset by higher stand-down costs associated with the idling of the Selma, Alabama plant in February 2016 without any corresponding production.

Staff costs

Staff costs increased by $80,049 thousand, from $1,983 thousand for the year ended December 31, 2015 to $82,032 thousand for the year ended December 31, 2016. On a pro-forma basis, staff costs decreased by approximately 18%, due to lower variable-based compensation expense reflecting annual company performance year-over-year.

Other operating expense

Other operating expense increased by $64,330 thousand, from $276 thousand for the year ended December 31, 2015 to $64,606 thousand for the year ended December 31, 2016, primarily due to a full twelve months of other operating expense in 2016 as compared to only eight days of Globe other operating expense in 2015. On a pro-forma basis, other operating expense decreased due to lower non‑recurring transaction costs during 2015 related to the Business Combination.

Depreciation and amortization charges, operating allowances and write‑downs

Depreciation and amortization charges, operating allowances and write‑downs increased by $72,347 thousand, from $1,183 thousand for the year ended December 31, 2015 to $73,530 thousand for the year ended December 31, 2016. On a pro-forma basis, depreciation and amortization charges, operating allowances and write‑downs increased by approximately 50%. This increase is attributable to the increased depreciable asset balance during 2016 as a result of the use of the acquisition -method treatment of Globe’s non-current assets associated with the Business Combination, as all acquired assets and liabilities were stepped up to fair value as of the closing date of the Business Combination.

Electrometallurgy – Europe

	Year ended December 31,
($ thousands)	2016	2015
Sales	949,547	1,174,968
Cost of sales	(672,026)	(811,114)
Other operating income	25,908	52,211
Staff costs	(132,440)	(148,652)
Other operating expense	(118,269)	(142,867)
Depreciation and amortization charges, operating allowances and write‑downs	(31,730)	(35,255)
Operating profit before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other losses	20,990	89,291

Sales

Sales decreased $225,421 thousand, or 19.2%, from $1,174,968 thousand for the year ended December 31, 2015 to $949,547 thousand for the year ended December 31, 2016, primarily due to an 18.5% decrease in average selling prices for all primary products as well as a foreign exchange impact, which decreased sales by $2,574 thousand.

Average selling prices (in local currency) for silicon metal, silicon-based alloys and manganese alloys pricing decreased 20.4%, 22.6% and 12.3%, respectively, primarily due to lower European market index pricing. The sales volume of primary products was relatively consistent year-over-year.

Cost of sales

Cost of sales decreased $139,088 thousand, or 17.1%, from $811,114 thousand for the year ended December 31, 2015 to $672,026 thousand for the year ended December 31, 2016, primarily due to manufacturing cost improvement initiatives, including lower raw material and energy costs. In addition, there was a favorable foreign exchange impact, which decreased Euro-denominated costs by $1,821 thousand.

Other operating income

Other operating income decreased $26,303 thousand, or 50.4%, from $52,211 thousand for the year ended December 31, 2015 to $25,908 thousand for the year ended December 31, 2016, primarily due to intercompany charges to the parent company during 2015 for its share of non‑recurring transaction costs related to the Business Combination, which FerroAtlántica paid.

Staff costs

Staff costs decreased $16,212 thousand or 10.9%, from $148,652 thousand for the year ended December 31, 2015 to $132,440 thousand for the year ended December 31, 2016, primarily due to a decrease in the bonus and other social benefits in France and in Spain to reflect the Company’s annual performance.

Other operating expense

Other operating expense decreased $24,598 thousand, or 17.2%, from $142,867 thousand for the year ended December 31, 2015 to $118,269 thousand for the year ended December 31, 2016, primarily due to a reduction of non‑recurring transaction costs of approximately $27,000 thousand related to the Business Combination in 2015.

Depreciation and amortization charges, operating allowances and write‑downs

Depreciation and amortization charges, operating allowances and write‑downs decreased $3,525 thousand, or 10.0%, from $35,255 thousand for the year ended December 31, 2015 to $31,730 thousand for the year ended December 31, 2016, primarily due to a decrease in write‑downs of trade receivables allowances of $2,115 thousand as we reduced exposure to customers that entered delinquency in 2015. In addition, there was a $1,410 thousand decrease in depreciation as a result of lower capital expenditures year-over-year.

Electrometallurgy – South Africa

	Year ended December 31,
($ thousands)	2016	2015
Sales	142,160	219,890
Cost of sales	(99,124)	(134,978)
Other operating income	3,422	5,070
Staff costs	(23,589)	(24,663)
Other operating expense	(28,834)	(29,237)
Depreciation and amortization charges, operating allowances and write‑downs	(4,732)	(7,744)
Operating (loss) profit before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other losses	(10,697)	28,338

Sales

Sales decreased $77,730 thousand, or 35.3%, from $219,890 thousand for the year ended December 31, 2015 to $142,160 thousand for the year ended December 31, 2016, primarily due to a 17.1% decrease in silicon metal sales volumes due to the decline in exports to North America. In addition, there was an 18.8% decrease in silicon-based alloy sales volumes due to a weak domestic market. Average selling prices of all primary products decreased 30% in 2016 compared to 2015 due to a decrease in index pricing. This decrease was offset by a foreign exchange impact, which increased sales by $18,761 thousand.

Cost of sales

Cost of sales decreased $35,854 thousand, or 26.6%, from $134,978 thousand for the year ended December 31, 2015 to $99,124 thousand for the year ended December 31, 2016, primarily due to a 17.1% decrease in silicon metal sales volumes from 2015 to 2016 as well as a 33.4% decrease in silicon-based alloy sales volumes. This decrease was offset by a foreign exchange impact which increased cost of sales by $13,082 thousand.

Other operating income

Other operating income decreased $1,648 thousand, or 32.5%, from $5,070 thousand for the year ended December 31, 2015 to $3,422 thousand for the year ended December 31, 2016, primarily due to a decrease in by-product sales as a result of a weak domestic market as well as a reduction of other services provided to third parties.

Staff costs

Staff costs decreased $1,074 thousand or 4.4%, from $24,663 thousand for the year ended December 31, 2015 to $23,589 thousand for the year ended December 31, 2016, primarily due to a $4,187 thousand reduction of bonus and other social benefits to reflect the Company’s annual performance. This decrease was offset by a foreign exchange impact, which increased staff costs by $3,113 thousand.

Other operating expense

Other operating expense decreased $403 thousand, or 1.4%, from $29,237 thousand for the year ended December 31, 2015 to $28,834 thousand for the year ended December 31, 2016, primarily due to lower variable, selling, and administrative costs during 2016 when the plant was idled or operating at a reduced production level. This decrease was offset by a foreign exchange impact, which increased other operating expense by $3,805 thousand.

Depreciation and amortization charges, operating allowances and write‑downs

Depreciation and amortization charges, operating allowances and write‑downs decreased $3,012 thousand, or 38.9%, from $7,744 thousand for the year ended December 31, 2015 to $4,732 thousand for the year ended December 31, 2016. This change is primarily attributable to a $1,572 thousand decrease in Receivable allowances and a decrease in depreciation of $2,064 thousand due to lower capital expenditures year-over-year. This decrease was offset by a foreign exchange impact, which increased depreciation and amortization charges by $624 thousand.

Other segments

	Year ended December 31,
($ thousands)	2016	2015
Sales	90,337	129,123
Cost of sales	(79,912)	(88,041)
Other operating income	4,713	2,109
Staff costs	(58,577)	(30,574)
Other operating expense	(37,964)	(67,347)
Depreciation and amortization charges, operating allowances and write‑downs	(12,818)	(22,492)
Operating loss before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other losses	(94,221)	(77,222)

Sales

Sales decreased $38,786 thousand, or 30.0%, from $129,123 thousand for the year ended December 31, 2015 to $90,337 thousand for the year ended December 31, 2016, primarily due to a decrease in sales from partially and fully idled facilities, most significantly, FerroVen, which significantly reduced operations due to political and social instability in Venezuela, and MangShi, which was fully idled in November 2015.  This decrease was offset by the inclusion of a full year of Globe sales in 2016 of $23,532 thousand as compared to the inclusion of only eight days of Globe sales in 2015.

Cost of sales

Cost of sales decreased $8,129 thousand, or 9.2%, from $88,041 thousand for the year ended December 31, 2015 to $79,912 thousand for the year ended December 31, 2016, primarily due to significantly reduced operations of Ferro Ven which was partially offset by the inclusion of a full year of Globe cost of sales in 2016 as compared to the inclusion of only eight days of Globe cost of sales in 2015. Additionally, inventory at MangShi was written down by approximately $2,500 thousand in 2016.

Other operating income

Other operating income increased $2,604 thousand, or 123.5%, from $2,109 thousand for the year ended December 31, 2015 to $4,713 thousand for the year ended December 31, 2016, primarily due to the inclusion of a full year of Globe other operating income in 2016 of $1,647 thousand as compared to the inclusion of only eight days of Globe other operating income in 2015.

Staff costs

Staff costs increased $28,003 thousand or 91.6%, from $30,574 thousand for the year ended December 31, 2015 to $58,577 thousand for the year ended December 31, 2016, primarily due to the inclusion of a full year of Globe staff costs in 2016 of $38,427 thousand as compared to the inclusion of only eight days of Globe sales in 2015. In addition, staff costs for the year ended December 31, 2016 include Alan Kestenbaum’s severance payment of approximately $21,000 thousand, as well as other payments, and the accelerated vesting of equity awards made in connection with his resignation pursuant to the terms of the Employment Agreement. The increase in staff costs was partially offset by a decrease in staff costs at FerroVen, S.A. primarily due to significantly reduced operations as well as the devaluation of the Venezuelan Bolivar, the local currency in which all employees are paid.

Other operating expense

Other operating expense decreased $29,383 thousand, or 43.6%, from $67,347 thousand for the year ended December 31, 2015 to $37,964 thousand for the year ended December 31, 2016, primarily due to significantly reduced operations at FerroVen, S.A. as well as the devaluation of the Venezuelan Bolivar, the local currency in which most local suppliers are paid in. Additionally, due diligence and development expenses decreased due to the decision not to continue with the FerroQuébec, Inc. project in late 2015.

Depreciation and amortization charges, operating allowances and write‑downs

Depreciation and amortization charges, operating allowances and write‑downs decreased $9,674 thousand, or 43.0%, from $22,492 thousand for the year ended December 31, 2015 to $12,818 thousand for the year ended December 31, 2016, primarily due to the decrease in the depreciation of fixed assets at FerroVen, S.A as FerroVen, S.A. fully impaired its fixed assets at June 30, 2016, when the decision was made to idle the facility, as well as full impairment of fixed assets at MangShi at December 31, 2015. The decrease was offset by the inclusion of a full year of Globe depreciation and amortization charges, operating allowances and write-downs in 2016 as compared to the inclusion of only eight days of Globe depreciation and amortization charges, operating allowances and write-downs in 2015.

Effect of Inflation

Management believes that the impact of inflation was not material to Ferroglobe’s results of operations in the years ended December 31, 2017, 2016 and 2015, although we experienced the impact of Venezuelan inflation in 2017, 2016 and 2015 on FerroVen, S.A.’s production costs in these years, which resulted in a loss of competitiveness.

Cyclical Nature of the Industry and Movement in Market Prices, Raw Materials and Input Costs

Our business has historically been subject to fluctuations in the price of our products and market demand for them, caused by general and regional economic cycles, raw material and energy price fluctuations, competition and other factors. The timing, magnitude and duration of these cycles and the resulting price fluctuations are difficult to predict. For example, we experienced a weakened economic environment in national and international metals markets, including a sharp decrease in silicon metal prices in all major markets from late 2014 to late 2017. The weakened economic environment adversely affected our profitability for the year ended December 31, 2016, with a particularly pronounced effect on the profitability of our European business over such period.

B.    Liquidity and Capital Resources

Sources of Liquidity

Ferroglobe’s primary sources of long-term liquidity are its Senior Notes with a $350,000 thousand aggregate principal at an interest rate of 9.375%, due on March 1, 2022, a multicurrency Amended Revolving Credit Facility with an aggregate principal amount of $200,000 thousand maturing on August 20, 2018 (nil drawn down as of December 31, 2017). Ferroglobe’s short-term liquidity is sustained by the Company’s non-recourse accounts receivable arrangement which provides up to $250,000 thousand of upfront cash consideration (approximately $166,525 thousand as of December 31, 2017) as well as the Company’s cash flows from operations.

Ferroglobe’s primary short-term liquidity needs are to fund its capital expenditure commitments and operational needs and service its existing debt. Ferroglobe’s long-term liquidity needs primarily relate to debt repayment. Ferroglobe’s core objective with respect to capital management is to maintain a balanced and sustainable capital structure through the economic cycles of the industries in which it has a presence, while keeping the cost of capital at competitive levels so as to fund Ferroglobe’s growth.

For the year ended December 31, 2017, operating activities generated $150,375 thousand in cash, compared to $129,169 thousand in 2016 and $145,449 thousand in 2015. Investing activities used a total of $74,818 thousand of cash in 2017, compared to $84,281 thousand in 2016 and $17,966 thousand in 2015. Financing activities resulted in a total outflow of $113,397 thousand in cash in 2017, compared to an inflow of $49,917 thousand in 2016 and an outflow of $87,593 thousand in 2015. See “Cash Flow Analysis” below for additional information.

As of December 31, 2017, 2016 and 2015, Ferroglobe had cash and cash equivalents of $184,472 thousand, $196,982 thousand (inclusive of $51 thousand of cash and cash equivalents in assets held for sale), and $116,666 thousand, respectively. Cash and cash equivalents are held primarily held in U.S. Dollars and Euro.

As of December 31, 2017, Ferroglobe’s total gross financial debt was $571,337 thousand, compared to $514,587 thousand as of December 31, 2016.  As of December 31, 2017, gross financial debt was comprised of debt instruments of $350,270 thousand as of December 31, 2017 (nil in 2016), bank borrowings of $1,003 thousand ($421,291 in 2016), $82,633 thousand of finance leases ($86,620 thousand in 2016), and other financial liabilities of $137,431 thousand ($93,635 thousand in 2016).

Working Capital Position

Taking into account generally expected market conditions, Ferroglobe anticipates that cash flow generated from operations will be sufficient to fund its operations, including its working capital requirements, and to make the required principal and interest payments on its indebtedness during the next 12 months.

As of December 31, 2017, Ferroglobe’s current assets totaled $691,291 thousand while current liabilities totaled $450,196 thousand, resulting in a positive working capital position of $241,095 thousand.

Capital Expenditures

Ferroglobe incurs capital expenditures in connection with expansion and productivity improvements, production plants maintenance and research and development projects. Capital expenditures are funded through cash generated from operations and financing activities. Ferroglobe’s capital expenditures for the years ended December 31, 2017, 2016 and 2015 were $74,616 thousand, $71,119 thousand and $68,521 thousand, respectively. Principal capital expenditures during these periods were primarily for maintenance and improvement works at Ferroglobe’s plants and mines. We expect our capital expenditures for 2018 to equal approximately $92,000 thousand, excluding any capital expenditures related to our solar grade silicon project. We believe we have the ability to reduce our capital expenditures by, as needed, idling individual electrometallurgy facilities. Additionally, we have committed to incur approximately €51,000 thousand of capital expenditures in connection with our solar grade silicon joint venture as part of an initial phase over the next two years, on top of capital expenditures of €21 million incurred in prior years. While we would expect to commit to further amounts in connection with this joint venture in the future if the project continues to subsequent phases, which is subject to agreement and approval with our joint venture partners, we have not yet committed to any expenditures with respect to further phases. Capital expenditures in connection with our solar grade silicon joint venture are financed in part by a loan obtained from the Spanish Ministry of Industry and Energy. See “Item 4.B.—Information on the Company—Business Overview—Research and Development (R&D)—Solar grade silicon” and “Item 7.B.—Major Shareholders and Related Party Transactions—Related Party Transactions.” See also “—Tabular Disclosure of Contractual Obligations” for disclosure regarding future committed capital expenditures.

Cash Flow Analysis — Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

The following table summarizes Ferroglobe’s primary sources (uses) of cash for the years ended December 31, 2017 and 2016:

	Year ended December 31,
($ thousands)	2017	2016
Cash and cash equivalents at beginning of period	196,982	116,666
Cash flows from operating activities	150,375	121,169
Cash flows from investing activities	(74,818)	(84,281)
Cash flows from financing activities	(113,397)	49,917
Exchange differences on cash and cash equivalents in foreign currencies	25,330	(6,489)
Cash and cash equivalents at end of period	184,472	196,982
Cash and cash equivalents at end of period from statement of financial position	184,472	196,931
Cash and cash equivalents at end of period included within assets and disposal groups classified as held for sale	—	51

Ferroglobe did not pay dividends during the year ended December 31, 2017 and paid $54,988 thousand of dividends for the year ended December 31, 2016.

Cash flows from operating activities

Cash flows from operating activities increased $29,206 thousand, from $121,169 thousand for the year ended December 31, 2016, to $150,375 thousand for the year ended December 31, 2017. The increase was due to a decrease in trade receivables of $50,168 thousand, primarily related to our accounts receivable securitization program established in 2017, an increase in accounts payable of $17,613 thousand, offset by an increase in inventories of $16,274 thousand.

Other payments increased $44,888 thousand, primarily related to an increase of $78,727 thousand of payments to our SPV associated with the securitization program in 2017, offset by the $32,500 thousand settlement payment in 2016 in connection with the litigation related to the Business Combination.

Income taxes paid increased $15,831 thousand while interest increased $9,662 thousand due to the debt instrument established in February 2018.

Cash flows from investing activities

Cash flows from investing activities decreased $9,463 thousand from an outflow of $84,281 thousand for the year ended December 31, 2016 to an outflow of $74,818 thousand for the year ended December 31, 2017, primarily due to $9,807 thousand of payments associated with investments in other non-current financial assets primarily related to contributions to Blue Power, a party to the Company’s Solar joint venture with Aurinka in 2016 (compared to investments in other non-current financial assets of $343 thousand in 2017).  Capital expenditures for the year ended December 31, 2017 were $74,616 thousand compared to $71,119 thousand in 2016.

Cash flows from financing activities

Cash flows from financing activities decreased $163,314 thousand from an inflow of $49,917 thousand for the year ended December 31, 2016 to an outflow of $113,397 thousand for the year ended December 31, 2017. This was primarily driven by the issuance of Senior Notes with a $350,000 thousand principal, for which the proceeds were used primarily to repay existing indebtedness, including borrowings to finance investments and certain credit facilities and other loans.  This was partly offset by a $54,988 thousand dividend payment to shareholders in 2016 (nil in 2017).

Cash Flow Analysis — Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

The following table summarizes Ferroglobe’s primary sources (uses) of cash for the years ended December 31, 2016 and 2015:

	Year ended December 31,
($ thousands)	2016	2015
Cash and cash equivalents at beginning of period	116,666	48,651
Cash flows from operating activities	121,169	145,449
Cash flows from investing activities	(84,281)	17,966
Cash flows from financing activities	49,917	(87,593)
Exchange differences on cash and cash equivalents in foreign currencies	(6,489)	(7,807)
Cash and cash equivalents at end of period	196,982	116,666
Cash and cash equivalents at end of period from statement of financial position	196,931	116,666
Cash and cash equivalents at end of period included within assets and disposal groups classified as held for sale	51	—

The following table sets forth the dividends paid by Ferroglobe for the years ended December 31, 2016, and 2015:

	Year ended December 31,
($ thousands)	2016	2015
Cash dividends	54,988	21,479

Cash flows from operating activities

Cash flows from operating activities decreased by $24,281 thousand, from $145,449 thousand for the year ended December 31, 2015, to $121,169 thousand for the year ended December 31, 2016. The decrease was due to a decrease in inventories of $108,207 thousand, a decrease in trade receivables of $56,297 thousand and an increase in accounts payable of $28,572 thousand as compared to the prior year period as a result of various working capital initiatives. This was offset by the $32,500 thousand settlement payment in connection with the litigation related to the Business Combination that was paid during the year ended December 31, 2016 and lower profits from operations as compared to the prior year period.

Cash flows from investing activities

Cash flows from investing activities decreased by $102,247 thousand from an inflow of $17,966 thousand for the year ended December 31, 2015 to an outflow of $84,281 thousand for the year ended December 31, 2016. The decrease is primarily attributable to a cash inflow of $77,709 thousand, which represents the cash and cash equivalents balance of Globe on the date of the Business Combination in 2015. In addition, capital expenditures increased as a result of including the full twelve months of Globe’s capital expenditure of $27,577 thousand during 2016, which was offset by an overall reduction in capital expenditures on a pro-forma basis reflecting the market conditions during 2016.

Cash flows from financing activities

Cash flows from financing activities increased by $137,510 thousand from an outflow of $87,593 thousand for the year ended December 31, 2015 to an inflow of $49,917 thousand for the year ended December 31, 2016. The increase is mainly attributable to $118,945 thousand of net bank borrowings during the year ended December 31, 2016 compared to $55,390 thousand of net bank payments during the year ended December 31, 2015. The increase in net bank borrowings compared to the prior year period was to meet liquidity needs as a result of lower profits from operations. This was partly offset by a $33,509 thousand increase in cash dividends paid to shareholders during the year ended December 31, 2016.

Capital resources

Ferroglobe’s core objective is to maintain a balanced and sustainable capital structure through the economic cycles of the industries in which it has a presence, while keeping the cost of capital at competitive levels so as to fund Ferroglobe’s growth. In addition to cash flows from continuing operations, the Company’s main sources of capital resources are its Senior Notes with an aggregate principal value of $350,000 thousand and a multicurrency Amended Revolving Credit Facility with an aggregate principal amount of $200,000 thousand.

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

The Company’s debt instrument and multicurrency revolving credit facility contain certain financial covenants.  Details and description of Ferroglobe’s debt instrument and multicurrency revolving credit facility are described in Notes 16 and 18 of the Consolidated Financial Statements.

C.    Research and Development, Patents and Licenses, etc.

Ferroglobe focuses on continually developing its technology in an effort to improve its products and production processes. Our FerroAtlántica division’s research and development division coordinates all the research and development activities within Ferroglobe. Ferroglobe also has cooperation agreements in place with various universities and research institutes in Spain, France and other countries around the world. For the years ended December 31, 2017, 2016 and 2015, Ferroglobe spent $4.5 million, $6.2 million and $11.1 million, respectively, on research and development projects and activities.

For additional information see “Item 4.B.—Information on the Company—Business Overview—Research and Development (R&D)”.

D.    Trend Information

We discuss in Item 5.A. above and elsewhere in this annual report, trends, uncertainties, demands, commitments or events for the year ended December 31, 2017 that we believe are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources or to cause the disclosed financial information not to be necessarily indicative of future operating results or financial conditions.

E.    Off-Balance Sheet Arrangements

We do not have any outstanding off-balance sheet arrangements.

F.    Tabular Disclosure of Contractual Obligations

The following table sets forth Ferroglobe’s contractual obligations and commercial commitments with definitive payment terms that will require significant cash outlays in the future, as of December 31, 2017.

		Payments Due by Period
		Less than			More than
($ thousands)	Total	1 year	1 - 3 years	3 - 5 years	5 years
Long‑term debt obligations	497,657	32,813	65,625	399,219	—
Capital expenditures	5,533	5,533	—	—	—
Finance leases	82,633	12,920	27,910	41,803	—
Power purchase commitments(1)	22,415	22,415	—	—	—
Purchase obligations(2)	28,467	28,076	181	210	—
Operating lease obligations	12,707	2,361	3,765	2,792	3,789
Total	649,412	104,118	97,481	444,024	3,789

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

The table above also excludes certain other obligations reflected in our consolidated balance sheet, including estimated funding for pension obligations, for which the timing of payments may vary based on changes in the fair value of pension plan assets and actuarial assumptions. We expect to contribute approximately $1,119 thousand to our pension plans for the year ended December 31, 2018.

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

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors, Senior Management and Employees

The following table lists each of our executive officers and directors, their respective ages and positions as of the date of this annual report and their respective dates of appointment. The business address of all our directors and senior management is our business address as set forth in “Item 4.A.—Information on the Company—History and Development of the Company.”

Name	Age	Position	Date of appointment
Javier López Madrid	53	Director and Executive Chairman	February 5, 2015
Pedro Larrea Paguaga	54	Director and Chief Executive Officer	June 28, 2017
Joseph Ragan	56	Chief Financial Officer and Principal Accounting Officer	December 23, 2015
José María Alapont	67	Director	January 24, 2018
Donald G. Barger, Jr.	75	Director	December 23, 2015
Bruce L. Crockett	74	Director	December 23, 2015
Stuart E. Eizenstat	75	Director	December 23, 2015
Manuel Garrido y Ruano	52	Director	May 30, 2017
Greger Hamilton	51	Director	December 23, 2015
Javier Monzón	62	Director	December 23, 2015
Pierre Vareille	60	Director	October 26, 2017
Juan Villar‑Mir de Fuentes	56	Director	December 23, 2015

Other than employment agreements between Ferroglobe and each of Javier López Madrid, Pedro Larrea Paguaga and Joseph Ragan, there are no service contracts between the officers and directors listed in the table above, on the one hand, and us or any of our subsidiaries on the other, providing for benefits upon termination of employment.

There are no family relationships between our executive officers and directors, except that Javier López Madrid is married to the sister of Juan Villar-Mir de Fuentes.

Set forth below is a brief biography of each of our executive officers and directors.

Javier López Madrid

Roles at Ferroglobe:

•     Executive Chairman (from December 31, 2016);

•     Chairman of Nominations Committee (from January 1, 2018);

•     Executive Vice-Chairman (from December 23, 2015 to December 31, 2016);

•     Director (from February 5, 2015).

Other appointments:

•     Chief Executive Officer of Grupo VM (from 2008);

•     Member of the World Economic Forum, Group of Fifty;

•     Member of the board of directors of Fundación Juan Miguel Villar Mir and various institutions, including Patronato Fundacion Principe Asturias and Fundacion Codespa.

Experience:	• Founder and largest shareholder of Financiera Siacapital; • Founder of Tressis, Spain’s largest independent private bank.
Qualifications and awards:	• Master in Law and Business from ICADE University.

Pedro Larrea Paguaga

Roles at Ferroglobe:	• Chief Executive Officer (from December 23, 2015); • Director (from June 28, 2017).

Experience:

•     Chairman and CEO of FerroAtlántica (from 2012 to 2015);

•     Chief Executive Officer of FerroAtlántica (from 2011 to 2015);

•     Various executive roles at Endesa, the biggest power company in Spain and Latin America, including as Chairman and CEO of Endesa Latinoamérica, with total revenues above €8 billion and EBITDA above €3 billion (from 1996 to 2009);

•     Board director of Enersis (2007 to 2009) and Endesa Chile (1999 to 2002 and 2006 to 2007), both public Chilean companies listed on the NYSE;

•     Management consulting roles with PwC (2010 to 2011), where he led the energy sector practice in Spain, and McKinsey & Company in Spain, Latin America and the United States (1989 to 1995).

Qualifications and awards:	• Mining Engineering degree (MSc equivalent) from Universidad Politécnica de Madrid (graduated with honors); • MBA from INSEAD (awarded the Henry Ford II award for academic excellence).

Joseph Ragan

Roles at Ferroglobe:	• Chief Financial Officer and Principal Accounting Officer (from December 23, 2015).
Experience:

•     Chief Financial Officer at Globe (from May 2013 to December 23, 2015);

•     Chief Financial Officer for Boart Longyear, the world’s largest drilling services contractor for the global mining sector, operating in more than 40 countries and selling its products in nearly 100 countries (from 2008 to 2013);

•     Prior to 2008, Chief Financial Officer for the GTSI Corporation, a leading technology solutions provider for the public sector listed on NASDAQ and various international and domestic finance positions for PSEG, The AES Corporation, and Deloitte and Touche.

Qualifications and awards:

•     Bachelor of Science in Accounting from The University of the State of New York;

•     Master’s degree in Accounting from George Mason University;

•     Certified Public Accountant in the Commonwealth of Virginia for over 25 years.

José María Alapont

Roles at Ferroglobe:	• Non-executive director (from January 24, 2018).
Other appointments:

•     Member of the board of Ashok Leyland Ltd (from 2017);

•     Board director of Navistar Inc. (from 2016) where he is also Chair of the Nomination and Governance Committee and a member of the Finance Committee (from 2018);

•     Member of the board of Hinduja Investments and Project Services Ltd (from 2016);

•     Board director of Hinduja Automotive Ltd (from 2014).

Experience:

•     President and Chief Executive Officer of Federal-Mogul Corporation, the automotive powertrain and safety components supplier (from March 2005 to 2012), Chairman of its Board (from 2005 to 2007) and board director (from 2005 to 2013);

•     Chief Executive and a board director of Fiat Iveco, S.p.A., a leading global manufacturer of commercial trucks and other specialised vehicles (from 2003 to 2005);

•     Executive, Vice President and President positions for more than 30 years at other leading global vehicle manufacturers and suppliers such as Ford Motor Company, Delphi Corporation and Valeo S.A (prior to 2003);

•     Member of the Board of Directors of the Manitowoc Company Inc. (from 2016 to 2018);

•     Member of the Board of Directors of Mentor Graphics Corp. (from 2011 to 2012);

•     Member of the Davos World Economic Forum from 2000 to 2011.

Qualifications and awards:	• Industrial Engineering degree from the Technical School of Valencia; • Philology degree from the University of Valencia in Spain.

Donald G. Barger Jr.

Roles at Ferroglobe:

•     Chairman of the Compensation Committee and a member of Nominations Committee (from January 1, 2018);

•     Non-executive director (from December 23, 2015);

•     Chair of the Nominating and Corporate Governance Committee and member of the Compensation Committee (from December 23, 2015 to December 31, 2017).

Experience:

•     Member of the Globe board of directors from December 2008 until the closing of the Business Combination and Chairman of Globe’s audit and compensation committees;

•     Successful 36‑year business career in manufacturing and services companies, including:

o     Vice President and Chief Financial Officer of YRC Worldwide Inc. (formerly Yellow Roadway Corporation), one of the world’s largest transportation service providers (from 2000 to 2007) and advisor to the CEO until his retirement (2007 to 2008);

o     Vice President and Chief Financial Officer of Hillenbrand Industries, a provider of services and products for the health care and funeral services industries (from 1998 to 2000);

o     Vice President of Finance and Chief Financial Officer of Worthington Industries, Inc., a diversified steel processor (from 1993 to 1998);

o     Director of the board of Gardner Denver, Inc. and a member of its audit committee for his entire 19‑year tenure until the company’s sale in July 2013, He served as chair of the committee for 17 of those years;

o     Served on the board of directors of Quanex Building Products Corporation for sixteen years, retiring in February 2012. He served on its audit committee for 14 years and was its chair for most of that time;

•     Considered a “financial expert” for SEC purposes on all the public company boards on which he has served.

Qualifications and awards:	• B.S. degree from the U.S. Naval Academy • MBA from the University of Pennsylvania.

Bruce L. Crockett

Roles at Ferroglobe:	• Member of the Compensation Committee (from January 1, 2018); • Non-executive director and member of the Audit Committee (from December 23, 2015).
Other appointments:

•     Chairman of the Invesco Mutual Funds Group Board of Directors and a member of its audit, investment and governance committees (from 1991 in the case of the board; 2003 as chairman; and on the board of predecessor companies from 1978);

•     Director of the board (from 2013) and audit committee chair of ALPS Property & Casualty Insurance Company (from 2014);

•     Chairman of Crockett Technologies Associates (from 1996) and a private investor;

•     Life trustee of the University of Rochester.

Experience:

•     Member of Globe’s board of directors from April 2014 until the closing of the Business Combination and was a member of Globe’s audit committee;

•     President and Chief Executive Officer of COMSAT Corporation (from 1992 until 1996) and President and Chief Operating Officer (from 1991 to 1992). Held various other operational and financial positions at COMSAT from 1980, including Vice President and Chief Financial Officer;

•     Board director of Ace Limited (from 1995 until 2012);

•     Board director of Captaris, Inc. (from 2001 until its acquisition in 2008) and chairman (from 2003 to 2008).

Qualifications and awards:	• A.B. degree from the University of Rochester; • B.S. degree from the University of Maryland; • MBA from Columbia University; • Honorary Doctor of Law degree from the University of Maryland.

Stuart E. Eizenstat

Roles at Ferroglobe:	• Member of the Corporate Governance Committee (from January 1, 2018); • Non-executive director (from December 23, 2015).
Other appointments:

•     Senior Counsel of Covington & Burling LLP in Washington, D.C. and head of its international practice (from 2001);

•     Member of the advisory boards of GML Ltd. (from 2003) and of the Office of Cherifien de Phosphates (from 2010);

•     Trustee of BlackRock Funds (from 2001).

Experience:

•     Member of Globe’s board of directors from 2008 until the closing of the Business Combination and Chair of the Nominating Committee;

•     Member of the board of directors of Alcatel‑Lucent (from 2008 to 2016);

•     Member of the board of directors of United Parcel Service (from 2005 to 2015);

•     Special Adviser to Secretary of State Kerry on Holocaust‑Era Issues (from 2009 to 2017);

•     Special Representative of the President and Secretary of State on Holocaust Issues during the Clinton Administration (from 1993 to 2001);

•     Deputy Secretary of the United States Department of the Treasury (from July 1999 to January 2001);

•     Under Secretary of State for Economic, Business and Agricultural Affairs (from 1997 to 1999);

•     Under Secretary of Commerce for International Trade (from 1996 to 1997);

•     U.S. Ambassador to the European Union (from 1993 to 1996);

•     Chief Domestic Policy Advisor in the White House to President Carter (from 1977 to 1981);

•     Author of “Imperfect Justice: Looted Assets, Slave Labor, and the Unfinished Business of World War II”; “The Future of the Jews: How Global Forces are Impacting the Jewish People, Israel, and its Relationship with the United States” and “President Carter: The White House Years”.

Qualifications and awards:

•     B.A. in Political Science, cum laude and Phi Beta Kappa, from the University of North Carolina at Chapel Hill;

•     J.D. from Harvard Law School;

•     Eight honorary doctorate degrees and awards from the United States, French, German, Austrian, Belgian and Israeli governments

Manuel Garrido y Ruano

Roles at Ferroglobe:

•     Member of the Corporate Governance Committee (from January 1, 2018);

•     Member of the Nominating and Corporate Governance Committee (from May 30, 2017 to December 31, 2017);

•     Non-executive director (from May 30, 2017).

Other appointments:

•     Chief Financial Officer of Grupo Villar Mir since 2003 and member of the board or on the steering committee of a number of its subsidiaries in the energy, financial, construction and real estate sectors;

•     Professor of Communication and Leadership of the Graduate Management Program at CUNEF in Spain.

Experience:

•     Member of the steering committee of FerroAtlántica until 2015, having previously served as its Chief Financial Officer (from 1996 to 2003);

•     Worked with McKinsey & Company from 1991 to 1996, specializing in restructuring, business development and turnaround and cost efficiency projects globally.

Qualifications and awards:	• Masters of Civil Engineering with honors from the Universidad Politecnica de Madrid; • MBA from INSEAD.

Greger Hamilton

Roles at Ferroglobe:

•     Chairman of the Audit Committee (from December 23, 2015);

•     Member of the Corporate Governance Committee (from January 1, 2018);

•     Member of the Compensation Committee (from December 23, 2015 to December 31, 2017);

•     Non-executive director (from December 23, 2015).

Other appointments:	• Managing Partner of Ovington Financial Partners Ltd (from 2009); • Cofounder and director of the BrainHealth Club (from 2016).
Experience:

•     Partner at European Resolution Capital Partners, where he assisted in the restructuring of international banks in 16 countries (from 2009 to 2014);

•     Managing Director at Goldman Sachs International (1997 to 2008);

•     He began his career at McKinsey and Company, where he worked from 1990 to 1997.

Qualifications and awards:	• B.A. in Business Economics and International Commerce from Brown University.

Javier Monzón

Roles at Ferroglobe:

•     Senior Independent Director, a member of the Nominations Committee and Chairman of the Corporate Governance Committee (from January 1, 2018);

•     Chairman of the Compensation Committee and member of the Audit Committee (from December 23, 2015 to December 31, 2017);

•     Non-executive director (from December 23, 2015).

Other appointments:

•     Member of the Board of Directors of Promotora de Informaciones SA (PRISA) (from November 2017), Vice Chairman of the board (from February 2018) and Senior Independent Director (from April 2018). Also, chairman of the nominations, compensation and corporate governance committees;

•     Member of the board of directors of Santander Espana (from June 2015) and senior advisor to the Group Executive Chairman;

•     Member of the board of directors of 4IQ (from April 2017);

•     Board member of ACS Servicios y Concesiones, S.A. (from 2004).

Experience:

•     Chairman and CEO of Indra Sistemas, S.A. (from 1992 until 2015);

•     Member of the supervisory board of Lagardere (from 2008 to 2017);

•     Member of the board of ACS (from 2004 to 2017);

•     Partner at Arthur Andersen (from 1989 to 1990);

•     Chief Financial Officer of Telefonica S.A. (from 1984 to 1987) and Executive Vice President and Chairman of Telefonica International, S.A. (from 1987 to 1989);

•     He began his career at Cajamadrid, where he was a Corporate Banking Director.

Not-for profit activities include:

•     Chairman of the executive committee of Fundación CYD (Knowledge and Development Foundation) (from 2003);

•     Member of the board of Endeavor Spain, and of the international advisory council of Brookings (both from 2014);

•     Vice chairman of the American Chamber of Commerce in Spain (from March 2010 until January 2015);

•     Vice chairman of the board of Carlos III University (until 2017).

Qualifications and awards:	• Degree in Economics from Universidad Complutense de Madrid.

Pierre Vareille

Roles at Ferroglobe:	• Member of the Audit and Compensation Committees (from January 1, 2018); • Non-executive director (from October 26, 2017).
Other appointments:

•     Lead independent director of the board and Vice Chairman and member of the audit committee of Societe BIC SA (from 2009);

•     Board director and member of the remuneration and selection committee of Etex SA (from 2017);

•     Board director and member of the audit committee of Verallia (from 2015);

•     Board director and member of the remuneration committee of Outokumpu Oyj (from 2018);

•     Founder and Co-Chairman of the Vareille Foundation (from 2014).

Experience:

•     Chief Executive Officer of Constellium NV (from 2012 to 2016);

•     Chairman and Chief Executive Officer of FCI SA (from 2008 to 2012);

•     Group Chief Executive of Wagon PLC (from 2004 to 2007);

•     Extensive experience in the metals and manufacturing sectors and in the management of global industrial companies.

Qualifications and awards:	• Graduate of the Ecole Centrale de Paris, the French engineering school; • Degree in Economics and Finance from the Sorbonne University, Paris, France.

Juan Villar‑Mir de Fuentes

Roles at Ferroglobe:	• Non-executive director (from December 23, 2015).
Other appointments:

•     Vice Chairman of Grupo Villar Mir, S.A.U. (from 1999);

•     Vice Chairman and CEO of Inmobiliaria Espacio, S.A.;

•     Member of the board of directors of Obrascón Huarte Lain, S.A. (from 1996) and Chairman (from 2016).

Experience:	• Board director and member of the audit committee of Inmobiliaria Colonial, S.A (from June 2014 to May 2017).
Qualifications and awards:	• Bachelor’s Degree in Business Administration and Economics and Business Management.

B.    Compensation

Compensation of executive officers and directors

The table below sets out the remuneration earned by our directors during the year ended December 31, 2017:

					Long - Term
($ thousands)	Salary & Fees	Benefits	Pension	Annual Bonus	Incentives	Total
Executive Directors
Javier López Madrid	715,163	311,173	143,033	715,163	1,916,925	3,801,457
Pedro Larrea Paguaga(1)	612,077	281,283	122,415	612,077	1,426,625	3,054,477
Non-Executive Directors
José María Alapont(2)	—	—	—	—	—	—
Donald G. Barger, Jr.	159,140	18,040	—	—	—	177,180
Bruce L. Crockett	135,301	17,500	—	—	—	152,801
Stuart E. Eizenstat	119,194	13,530	—	—	—	132,724
Tomas Garcia Madrid(3)	52,831	—	—	—	—	52,831
Manuel Garrido y Ruano(4)	70,013	8,376	—	—	—	78,389
Greger Hamilton	159,784	4,510	—	—	—	164,294
Javier Monzón	174,889	14,174	—	—	—	189,063
Pierre Vareille(5)	18,219	1,933	—	—	—	20,152
Juan Villar-Mir de Fuentes	98,577	8,376	—	—	—	106,953

 The compensation disclosed in respect of Mr. Larrea Paguaga includes compensation he received as CEO prior to his appointment to the Board on June 28, 2017.

2 Mr. Alapont was appointed to the Board on January 24, 2018.

3 Mr Garcia Madrid retired from the Board on May 30, 2017.

4 Mr. Garrido y Ruano was appointed to the Board on May 30, 2017.

5 Mr. Vareille was appointed to the Board on October 26, 2017.

Javier López Madrid holds 68,541 options and Pedro Larrea Paguaga holds 51,010 options (at target performance in each case) granted on November 24, 2016. On June 1, 2017 Javier Lopez Madrid was granted 154,703 options and Pedro Larrea Paguaga was granted 115,134 options (at target performance in each case). Maximum opportunity for each award is 200% of target.  The value reflected in the table above is for the number of shares vesting at target (100% of grant) at the fair value at the date of grant of $12.39, as disclosed in Note 21 to the financial statements for the June 1, 2017 grant. All of these options were granted under the rules of the Company’s Equity Incentive Plan 2016, are over ordinary shares in the capital of the Company and have a strike price of nil. The options vest and become exercisable three years from the date of grant, to the extent that performance conditions are satisfied and subject to continued service with the Company, remain exercisable until the tenth anniversary of their grant date.

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

The overall aim of our remuneration strategy is to provide appropriate incentives that reflect our high-performance culture and values to maximize returns for our shareholders. In summary, we aim to:

•	attract, retain and motivate high-caliber, high-performing employees;

•	encourage strong performance and engagement, both in the short and the long term, to enable us to achieve our strategic objectives;
•	structure the total remuneration package so that a very significant proportion is linked to performance conditions measured over both the short-term and longer term;
•	set fixed pay levels at or around market norms to allow for a greater proportion of total remuneration opportunity to be in variable pay; and
•	create strong alignment between the interests of shareholders and executives through both the use of equity in variable incentive plans and the setting of shareholding guidelines for directors.

Consistent with this remuneration strategy, in relation to the Company’s executive directors, the Policy provides, in summary, that:

•

executive director salaries are set at a rate commensurate with the individual’s role, responsibilities and experience, having regard to broader market rates. Salaries are reviewed annually, when Company performance, individual performance, changes in responsibility, levels of increase for the broader employee population and market salary levels will be taken into account. No maximum salary is set under the Policy;

•

executive directors may receive a cash allowance in lieu of contribution to a pension, up to a maximum of 20% of base salary per annum, which may include contributions to a U.S. tax-qualified defined contribution 401(k) plan;

•

executive directors may receive other market competitive benefits such as medical cover, life assurance and income protection insurance and, where appropriate, relocation allowances (with the Compensation Committee to review relocation allowances annually);

•	executive directors are provided with directors’ and officers’ liability insurance and an indemnity to the fullest extent permitted by the UK Companies Act 2006;
•

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

•

executive directors are eligible to be granted an award under the Company’s long‑term incentive plan, at the discretion of the Compensation Committee. Any awards granted would normally vest three years after the date of grant and may, at the Compensation Committee’s discretion, be subject to the achievement of performance targets. Under the Policy at least two-thirds of the total long-term incentive awards granted to an executive director in any financial year will be awards where the vesting is subject to achievement of performance targets. Considering feedback and best practice, the Committee has decided all future awards for Executive Directors will be subject to performance conditions. If an award is granted, the annual target award limit will not normally be higher than 300% of salary (save that, in recruitment, appointment and retention situations, it could be up to 500% of salary) and maximum vesting is normally 200% of target (both measures based on the face value of shares at the date of grant). Recovery and recoupment provisions apply to all long-term incentive awards for misstatement, error or gross misconduct;

•

for 2016, reflecting the special nature of the challenges following the Business Combination, the Compensation Committee rebalanced the size of annual bonus and long-term incentive awards to give greater focus to the shorter term priorities of integrating the business. This was a one off arrangement and in 2017, the longer-term opportunity was greater than the short term;

•	the Company has share ownership guidelines in place under which it recommends that executive directors hold a number of shares in the Company equivalent to 200% of base salary; and
•

when determining the remuneration package for a new executive director, the Compensation Committee expects to apply the Policy set out above but may, in some circumstances, need to take account of other relevant factors, such as that individual’s existing employment and/or their personal circumstances.

The Company’s executive directors are Mr. López Madrid, who serves as Executive Chairman and Director, and receives a base salary of £555 thousand per annum, and Mr. Larrea Paguaga, who serves as Chief Executive Officer and Director, and receives a base salary of £475 thousand per annum.  The salaries of Mr. López Madrid and Mr. Larrea Paguaga remained unchanged following their appointments as Executive Chairman and Director, respectively.

In relation to the Company’s non-executive directors, the Policy provides, in summary, that:

•

Non-executive directors are paid a basic fee. Supplementary fees are paid for additional responsibilities and activities such as membership of a main Board committee or assuming chairmanship of a committee. Travel fees may be paid to reflect additional time incurred in travelling to meetings.

•

Currently, non‑executive directors receive a base fee of £70 thousand per annum, with supplemental fees being payable if that non‑executive director is also the senior independent director (£35 thousand per annum), a member of the Audit Committee (£17,500 per annum), a member of the Compensation Committee (£15,500 per annum), a member of the Corporate Governance Committee (£12 thousand per annum) or a Committee Chairman (two times membership fee). Non‑executive directors receive a travel fee of either £3,500 (for intercontinental travel) or £1,500 (for continental travel) per meeting.  Members of the Nominations Committee receive a fee of £1,500 for each meeting, with a maximum set at £10 thousand per annum. Where the Chair of the Nominations Committee is also an executive director he or she is paid no fee for their chairmanship. Non‑executive director fee levels are reviewed periodically, with reference to time commitment, knowledge, experience and responsibilities of the role as well as market levels in comparable companies both in terms of size and sector. No maximum fee level or prescribed annual increase is set under the Policy;

•

reasonable expenses incurred by the non-executive directors in carrying out their duties may be reimbursed by the Company including any personal tax payable by the non-executive director as a result of reimbursement of those expenses. The Company may also pay an allowance in lieu of expenses if it deems this appropriate;

•	non-executive directors are provided with directors’ and officers’ liability insurance and an indemnity to the fullest extent permitted by the UK Companies Act 2006; and
•	to provide alignment with shareholders, non-executive directors have voluntarily agreed to build and retain a shareholding worth twice their annual fees.

C.    Board Practices

Board composition and election of directors

As of the date of this annual report, our Board of Directors consists of eleven directors, of whom two are executive directors and nine are non-executive directors. The maximum and minimum number of directors is eleven and two respectively. Subject to the approval of the Nominations Committee, the Chief Executive Officer is nominated as a director by the

Board. Of the directors, three are Grupo VM nominees, namely Javier López Madrid, Manuel Garrido y Ruano and Juan Villar Mir.  The remaining non-executive directors are independent.

All directors will stand for election (in the case of the three new appointees) or re-election at the Company’s annual general meeting on June 28, 2018. Any director not so elected or re-elected will stand down. Prior to December 31, 2019, the Board may not remove the Executive Chairman from office and no new executive directors may be appointed without the approval of a majority of Grupo VM nominees and a majority of independent directors.

Director independence

Under the Articles of Association, as in effect since October 26, 2017, a director is considered independent if he or she is “independent” as defined in the NASDAQ rules and, while Grupo VM and its Affiliates own 10% or more of the Company’s shares, is independent from Grupo VM and its Affiliates.  The Board reviewed the independence of its then directors in December 2015 and concluded that each of Messrs. Barger, Crockett, Eizenstat, Hamilton and Monzón met the independence requirements of the NASDAQ rules.  Messrs. Madrid, Garrido y Ruano and Villar Mir are GVM Nominees and are not considered to be independent. The independence of Messrs. Vareille and Alapont was confirmed by the Nominations Committee prior to their recommendation to the Board for appointment.

Certain approvals of the board of directors

Pursuant to the Articles of Association, as in effect since October 26, 2017, the approval of certain matters by our Board of Directors requires the approval of more than a simple majority of directors present.

So long as Grupo VM or its Affiliates owns 10% or more of our outstanding shares, any transaction, agreement or arrangement between Grupo VM or any of its Affiliates or Connected Persons (as defined in the articles of association) and the Company or any of its Affiliates (or any amendment, waiver or repeal of any such transaction, agreement or arrangement) requires the approval of a majority of independent, non-conflicted directors.

Prior to December 31, 2019 the Board may not remove the Executive Chairman from office (other than for cause) and no new executive directors may be appointed without the approval of a majority of GVM Nominees and a majority of independent directors.

Committees of the board of directors

During the year ended December 31, 2017, our Board of Directors had three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. On October 26, 2017, the Company’s shareholders approved the adoption of the Articles. Under the Articles, the Company constituted a new Nominations Committee and the functions of the Nominating and Corporate Governance Committees were split between the new Nominations and Corporate Governance Committees of the Board with effect from January 1, 2018.

Audit committee

During the year ended December 31, 2017, our Audit Committee consisted of three directors: Messrs. Crockett, Hamilton (as Chair) and Monzón.  Since January 1, 2018, the Committee members are Messrs. Hamilton, Crockett and Vareille.  Mr. Hamilton serves as its Chairman and meets the requirements as an “audit committee financial expert” under the rules of the SEC and qualifies as a financially sophisticated audit committee member as required by the NASDAQ rules relating to audit committees. Our Board has determined that each of these directors satisfies the enhanced independence requirements for audit committee members required by Rule 10A‑3 under the U.S. Exchange Act, and is financially literate as that phrase is used in the additional audit committee requirements of the NASDAQ rules.

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

Compensation committee

During the year ended December 31, 2017 our Compensation Committee consisted of three directors: Messrs. Barger, Hamilton and Monzón (as Chair).  Since January 1, 2018, the Committee members are Messrs. Barger, Crockett and Vareille.  Mr. Barger serves as its Chairman. Our Board has determined that each of these directors meets the heightened independence requirements of compensation committee members under SEC rules.

Our Compensation Committee has responsibility to: (1) evaluate and approve the compensation of our directors, executive officers and key employees; (2) oversee directly or indirectly all compensation programs involving the use of our stock; (3) produce a report annually on executive compensation for inclusion in our proxy statement for our annual meeting of shareholders; (4) produce a report annually in compliance with remuneration reporting requirements (i.e., a directors’ remuneration report), in each case in accordance with applicable rules and regulations; and (5) produce, review on an ongoing basis and update as needed, a directors’ remuneration policy. The Compensation Committee meets with such frequency, and at such times, and places and whether in person or electronically/telephonically as it determines is necessary to carry out its duties and responsibilities, but shall meet at least four times annually.

Nominations Committee

Our Nominations Committee consists of three directors: Messrs. Javier López Madrid (as Chair), Donald Barger Jr. and Javier Monzón.

Our Nominations Committee has responsibility to review and provide guidance to the Board about the composition of the board as follows: (a) subject to the provisions of the Articles of Association where a different arrangement may be prescribed, identifying and recommending to the Board for nomination individuals qualified to become Board members, consistent with qualification standards and other criteria approved by the Board for selecting directors; (b) reviewing and providing guidance on the independence of nominees, consistent with applicable laws, NASDAQ requirements and the Articles of Association, and monitoring and ensuring that independent non-executive directors continue to meet these applicable independence requirements; and (c) reviewing and providing guidance on other nominating issues that the Board desires to have reviewed by the Committee.

Corporate Governance Committee

Our Corporate Governance Committee consists of four directors: Messrs. Stuart Eizenstat, Manuel Garrido y Ruano, Greger Hamilton and Javier Monzón (as Chair).

Our Corporate Governance Committee has responsibility to review and provide guidance to the Board and respond to the Board’s requests about governance related matters including: (a) reviewing and providing guidance on the organization of the Board and its committee structure; (b) reviewing and providing guidance on the self-evaluation procedures of the Board and its committees; (c) reviewing and providing guidance on a conflicts register; (d) reviewing and providing guidance on the Company’s code of conduct; (e) reviewing and providing guidance on the Company’s insider trading policy; (f) reviewing and providing guidance on proposed changes to the Articles; and (g) considering succession planning, taking into account the challenges and opportunities facing the Company and the skills and expertise needed on the Board in the future, recommending to the Board plans for succession for both executive and non-executive directors.

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

D.    Employees

As of December 31, 2017, 2016 and 2015, on a consolidated basis, the number of employees was 3,775, 4,018 and 4,543, respectively, excluding temporary employees. We believe our relations with our employees are good and we have not experienced any significant labor disputes or work stoppages.

The following tables show the number of our full-time employees as of December 31, 2017, 2016 and 2015 on a consolidated basis broken down based on business segment and geographical location:

	2017	2016	2015
North America	1,146	963	1,063
Spain	900	880	873
France	1,040	1,025	1,017
South Africa	486	718	776
Rest of the world	203	432	814
Total number of employees	3,775	4,018	4,543

A majority of employees are affiliated with labor unions and collective bargaining agreements have been entered into in Spain, France, South Africa, the United States and Venezuela. We have experienced union activity and strikes in the past. For example, in 2014, there was a strike at our South African subsidiary that reduced production for seven days. Additionally, we have also experienced employee strikes in France from time to time. In 2017, there were two one-day strikes at one of our Spanish plants (Cee) without any significant impact on production volume.  See “Item 3.D.—Key Information—Risk Factors—We are subject to the risk of union disputes and work stoppages at our facilities, which could have a material adverse effect on our business.”

In Spain, employees at our Cee, Boo, Monzón, Sabón and Madrid facilities work under site-particular collective bargaining agreements that expired on December 31, 2015.  Mine employees in Spain work under union contracts. Two of our companies operate in Spain: Cuarzos Industriales S.A.U., whose collective bargaining agreement expired on December 31, 2016, and Rocas, Arcillas y Minerales S.A. whose agreement expired on December 31, 2015. Until new collective bargaining agreements are agreed for the facilities and the mines, the expired agreements remain effective, except for those provisions which explicitly are only valid during the period between the start and the expiry date. For example, the provisions relating to salary increases are no longer effective beyond the expiry dates (i.e., most of the staff have not received any salary increases after the expiry date of the site bargaining collective agreement applicable to them). Our research and development employees based in Sabón and employed by FerroAtlántica I + D have no specific collective bargaining agreement, being governed by that in force for the rest of the Sabón plant.

To improve the structure of our labor relations, a national collective agreement (“NCA”) was entered into in Spain on February 2, 2018 with four out of the five trade unions representing over 70% of our workforce there. This NCA regulates matters such as wage increases, annual working time, professional training, gender equality and disciplinary action and will be rolled out at Cee, Boo, Monzón, Sabón and Madrid and the mines in Spain, where it will operate in conjunction with the relevant site-specific collective bargaining agreement. The future salary increases set out in the NCA will come into effect on execution of the relevant site-specific agreement and be applied retroactively from January 1, 2018.  The Sabón site entered into a new site-particular agreement on March 20, 2018 and the other sites have made good progress in their negotiations, with preliminary agreement reached at the mines and in relation to the center of Boo during March 2018.

The collective bargaining agreement for Silicio Ferrosolar expired on December 31, 2017, and, as of the date of this report, the negotiations to renew it have not yet started.

In France, all employees at FerroPem, S.A.S. plants at Anglefort, Chateau‑Feuiillet, Les Clavaux, Laudun, Montricher, and Pierrefitte and the Chambéry offices are covered by the French national Collective Chemistry Agreement. This agreement has no expiration date. The d’accord intéressement, which is an employee incentive bonus scheme whereby an incentive bonus is distributed according to a profit‑sharing formula defined in the agreement, was signed on June 7, 2016 and the accord de participation, which is a compulsory profit‑sharing agreement under French law, was signed on December 13, 2017.

Employees at Ferroglobe Manganèse France are also covered by the French national Collective Chemistry Agreement. An accord d’intéressement had been signed at the beginning of 2015 and covered the three years from January 1, 2016. A similar agreement for the years 2018 to 2020 has been negotiated and was concluded with the trade union representatives in March 2018. Local employees also benefit from an individual bonus scheme and from the compulsory profit‑sharing agreement (accord de participation) signed in 2004.

At Ferroglobe Mangan Norge AS (“FMN”), four trade union are represented among the employees. There is a collective bargaining agreement in place with Industri Energi, the main trade union for operators, of which all operators except two individuals are members. This agreement is due for renegotiation in May 2018 and negotiations are ongoing on this. The remaining trade unions represented at FMN are Tekna (an engineers union), FLT (a supervisors union) and Handel & Kontor (an office clerks union).

In South Africa, the hourly paid employees at Polokwane and Emalahleni work under a collective bargaining agreement which will expire on June 30, 2018. Negotiations for the new agreement for both plants will commence in May 2018.

The collective bargaining agreement for Thaba Cheue Mining, also in South Africa, expired on March 30, 2018. A new agreement is under negotiation.

Hourly employees at the Selma, Alabama facility are covered by a collective bargaining agreement with the Industrial Division of the Communications Workers of America under a contract that expired on April 30, 2018. Hourly employees at the Alloy, West Virginia, Niagara Falls, New York and Bridgeport, Alabama facilities are covered by collective bargaining agreements with The United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union under contracts running through March 20, 2022, July 31, 2018, and March 31, 2018, respectively. Union employees in Argentina work under a contract running through April 30, 2018, the terms of which will remain in place until the Argentine government ratifies a new agreement. Operations in Poland are not unionized. Union employees at the Bécancour plant in Québec are covered by a Union Certification held by CEP, Local 184. The corresponding collective bargaining agreement at the Bécancour facility runs through April 30, 2021, following negotiations completed in 2017.

In the People’s Republic of China (“PRC”), at our Yonvey plant, where operations were restarted in 2017, there is a labor union committee, supervised by the local labor union and required by it to enter into annual agreements on matters such as collective representation, collective salary negotiation and the protection of women’s rights. The collective salary agreement in force at Yonvey will remain in effect until August 2018, when it is expected to be renewed. Labor dues at Yonvey have been paid by reference to actual headcount at the site.

At our Mangshi facility in PRC, the collective agreement in force expired in March 2016 and has not been renewed as the plant is not currently operative.

E.    Share Ownership

The following table and accompanying footnotes show information regarding the beneficial ownership of our shares as of April 27, 2018 by:

•	each named executive officer;
•	each of our directors; and
•	all executive officers and directors as a group.

Shares that may be acquired by an individual or group within 60 days of April 27, 2018, pursuant to the exercise of options, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

	Number of Shares	Percentage of
	Beneficially Owned	Outstanding Shares
Directors and Executive Officers:
Javier López Madrid	30,000	*
Pedro Larrea Paguaga	25,000	*
Joseph Ragan	25,300	*
José María Alapont	15,000	*
Donald G. Barger, Jr.(1)	45,862	*
Bruce L. Crockett(2)	32,226	*
Stuart E. Eizenstat(3)	35,988	*
Manuel Garrido y Ruano	870	*
Greger Hamilton	5,425	*
Javier Monzón	19,400	*
Juan Villar‑Mir de Fuentes	—	—
Pierre Vareille	20,000	*
Directors and Executive Officers as a Group	255,071	*

*Less than one percent (1%).

(1)

Includes 26,226 shares issuable upon exercise of options over ordinary shares within 60 days of April 27, 2018. The strike price for these options is (i) $18.31 for 12,500 options granted on February 19, 2014 and expiring on February 19, 2019; (ii) $19.44 for 7,500 options granted on February 24, 2014 and expiring February 24, 2019; (iii) $20.54 for 5,000 options granted on March 6, 2014 and expiring on March 6, 2019; and (iv) $20.58 for 1,226 options granted on July 8, 2014 and expiring on July 8, 2019.

(2)

Includes 26,226 shares issuable upon exercise of options over ordinary shares within 60 days of April 27, 2018. The strike price for these options is $20.58 for 1,226 options granted on July 8, 2014 and expiring on July 8, 2019 and $16.70 for 25,000 options granted on February 27, 2015 and expiring on February 27, 2020.

(3)

Includes 26,226 shares issuable upon exercise of options over ordinary shares within 60 days of April 27, 2018. The strike price for these options is $20.58 for 1,226 options granted on July 8, 2014 and expiring on July 8, 2019 and $21.34 for 25,000 options granted on March 19, 2014 and expiring on March 19, 2019.

The options referred to in notes (1) to (3) above were issued under the Globe 2006 Employee, Director and Consultant Stock Plan and were adopted by the Company under the Business Combination. In 2016, the Company adopted the Ferroglobe PLC Equity Incentive Plan (EIP) under which awards may be made to selected employees of the Company. Awards under the EIP have been made to members of senior management, including to Mr. López Madrid and Mr. Larrea Paguaga on the terms set out in “– Compensation” above.

ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

The following table sets forth certain information regarding beneficial ownership of shares by each stockholder known by us to be the beneficial owner of more than 5% of our shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Percentage of ownership is based on 171,976,731 shares outstanding on April 27, 2018.

	Number of Shares	Percentage of
	Beneficially Owned	Outstanding Shares
Grupo Villar Mir, S.A.U.	91,125,521	53.0%

As reported on Schedule 13G, filed on February 19, 2016, Adage Capital Partners, L.P., Adage Capital Partners GP, L.L.C. and Adage Capital Advisors, L.L.C. (together, the “Adage Entities”) beneficially owned 8,920,075 shares of the Company, constituting 5.2% of the then outstanding shares. As reported on Schedule 13G/A, filed on February 9, 2017, the Adage Entities beneficially owned 7,687,487 shares of the Company, constituting 4.5% of the then outstanding shares. As reported on Schedule 13G, filed on April 23, 2018, the Adage Entities beneficially owned 8,928,342 shares of the Company, constituting 5.2% of the then outstanding shares.

As reported on Schedule 13G, filed on February 16, 2016, Alan Kestenbaum beneficially owned 8,840,938 shares of the Company, constituting 5.1% of the then outstanding shares. As reported on Schedule 13G/A, filed on February 14, 2017, Alan Kestenbaum beneficially owned 6,502,363 shares of the Company, constituting 3.8% of the then outstanding shares.

The Company’s shareholders do not have different voting rights.

As of April 27, 2018, Ferroglobe had four record holders in the United States, holding all of our outstanding shares.

B.    Related Party Transactions

The following includes a summary of material transactions since February 5, 2015, when we were formed, to which we have been a party, January 1, 2015 to which Globe has been a party and January 1, 2015 to which FerroAtlántica has been a party, with any: (i) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us, Globe or FerroAtlántica, as applicable, (ii) associates, (iii) individuals owning, directly or indirectly, an interest in the voting power of the Company, Globe, or FerroAtlántica, as applicable, that gives them significant influence over us, Globe or FerroAtlántica, as applicable, and close members of any such individual’s family, (iv) key management personnel, including directors and senior management of companies and close members of such individuals’ families or (v) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such person is able to exercise significant influence.

Grupo VM shareholder agreement

On November 21, 2017, we entered into an amended and restated shareholder agreement with Grupo VM (the “Grupo VM Shareholder Agreement”), as amended on January 23, 2018, that contains various rights and obligations with respect to Grupo VM’s Ordinary Shares, including in relation to the appointment of directors and dealings in the Company’s shares.  It sets out a maximum number of directors (the “Maximum Number”) designated by Grupo VM (each, a “Grupo VM Director”) dependent on the percentage of share capital in the Company held by Grupo VM. The Maximum Number is three, if Grupo VM’s percentage of the Company’s shares is greater than 25%; two if the percentage is greater than 15% but less than 25%; and one if the percentage is greater than 10% but less than 15%. As at the date of the Grupo VM Shareholder Agreement, the Board of Directors of the Company has three Grupo VM Directors.

Under the Grupo VM Shareholder Agreement, Grupo VM has the right to submit the names of one or more director candidates (a “Grupo VM Nominee”) to the Nominations Committee   for consideration to be nominated or appointed as a director as long as it holds 10% or more of Company’s shares. If the Nominations Committee does not recommend a Grupo VM Nominee for nomination or appointment or if the requisite approval of the board of directors is not obtained in accordance with the Articles, Grupo VM shall, in good faith, and as promptly as possible but in all cases within thirty days, submit the names of one or more additional (but not the same) Grupo VM Nominees for approval. Grupo VM shall continue to submit the names of additional (but not the same) Grupo VM Nominees until such time as the favorable recommendation of the Nominations Committee and requisite approval of the board of directors are obtained. On December 23, 2015, Grupo VM designated Javier López Madrid to serve as the Executive Vice-Chairman of the Board in connection with the closing of the Business Combination. Upon the resignation of Alan Kestenbaum as Executive Chairman of the Board, Mr. López Madrid was appointed as Executive Chairman of the Board effective December 31, 2016. Mr. López Madrid is also the Chairman of the Nominations Committee.

The Board of Directors are prohibited from filling a vacancy created by the death, resignation, removal or failure to win re-election of a Grupo VM Director other than with a Grupo VM Nominee. Grupo VM shall have the right to submit a Grupo VM Nominee for appointment to fill a casual vacancy only if the casual vacancy was created by the death, resignation, removal or failure to win re-election of a Grupo VM Director. Grupo VM does not have the right to submit a Grupo VM Nominee for appointment to fill a casual vacancy if the number of Grupo VM Directors equals or exceeds the Maximum Number. In connection with any meeting of shareholders to elect directors, the number of Grupo VM Nominees in the slate of nominees recommended by the Board of Directors must not exceed the Maximum Number.

Subject to certain exceptions, Grupo VM has preemptive rights to subscribe for up to its proportionate share of any shares issued in connection with any primary offerings. The Grupo VM Shareholder Agreement (i) also restricts the ability of Grupo VM and its affiliates to acquire additional shares and (ii) contains a standstill provision that limits certain proposals and other actions that can be taken by Grupo VM or its affiliates with respect to the Company, in each case, subject to certain exceptions, including prior Board approval. The Grupo VM Shareholder Agreement also restricts the manner by which, and persons to whom, Grupo VM or its affiliates may transfer shares. On February 3, 2016, during an in person meeting of our Board, the Board approved the purchase of up to 1% of the shares by Javier López Madrid in the open market pursuant to Section 5.01(b)(vi) of the Grupo VM Shareholder Agreement (“JLM Shares”).

The Grupo VM Shareholder Agreement will terminate on the first date on which Grupo VM and its affiliates hold less than 10% of the outstanding Shares.

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

Under the AK Shareholder Agreement, except with respect to a contested election for directors (other than Grupo VM director nominees), that occurs after the fifth anniversary of the closing of the Business Combination, so long as Mr. Kestenbaum and his affiliates own at least 1% of the total issued and outstanding shares, Mr. Kestenbaum and his affiliates are obliged to vote their shares to cause the election or reelection, as applicable, of the Grupo VM Nominees and the other persons nominated by the Board for election of directors. In the case of a contested election for directors that occurs from and after the fifth anniversary of the closing of the Business Combination, Mr. Kestenbaum and his affiliates may vote their shares with respect to the election of directors (other than the Grupo VM Nominees) in any manner with respect to such contested election for directors. Mr. Kestenbaum and his affiliates must always vote in favor of the Grupo VM Nominees.

The AK Shareholder Agreement also provides that Mr. Kestenbaum will enter into a “gain recognition agreement” with the IRS if he is treated as a “five-percent transferee shareholder” of the Company following the Business Combination, and will enter into subsequent “gain recognition agreements” with respect to actions or transactions taken by the Company or its affiliates, as required under applicable law.

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

VM Energía and Energya VM

VM Energía, a Spanish company wholly-owned by Grupo VM, has provided strategic advisory services on the day-to-day operations of FerroAtlántica Group’s hydroelectric plants under two contracts entered into in April 2013 with each of FerroAtlántica and Hidro Nitro Española. VM Energía’s services under these contracts included the provision of advisory services in relation to any economic, technical and administrative aspect of FerroAtlántica Group’s energy operations, the preparation of periodic reports assessing the main risks associated with the energy market and analyzing the performance of each hydroelectric power plant, the provision of advisory services in connection with changes in the applicable energy regulatory framework and related assistance in dealing with the competent energy authorities. For these services FerroAtlántica and Hidro Nitro Española paid VM Energía a monthly remuneration calculated as a percentage of the revenues made each month by FerroAtlántica Group’s hydroelectric power plants. For the fiscal years ended December 31, 2017, 2016 and 2015, FerroAtlántica and Hidro Nitro Española made transactions under these contracts to VM Energía of $2,435 thousand, $2,880 thousand and $3,784 thousand, respectively. The contracts had five-year terms and expired on January 1, 2018. An agreement has been entered into between FerroAtlántica and VM Energía as of January 2018 for the provision of technical, economic and regulatory advisory services in respect of the Galician hydro-power assets for a twelve month term, renewing annually for up to 36 months. VM Energía is not legally deemed to be a direct or indirect operator of the hydroelectric power plants owned by FerroAtlántica Group in spite of the services provided to FerroAtlántica Group under these strategic advisory services agreements.

Under an agreement made on March 10, 2014 between FerroAtlántica and VM Energía, VM Energía provides FerroAtlántica with advisory services in connection with the construction in Galicia, Spain of hydro-power plants. The construction of these assets was completed in March 2018 and VM Energía continue to provide services during a two-year warranty period running into 2020. For the fiscal years ended December 31, 2017, 2016 and 2015, FerroAtlántica’s obligations to make payments to VM Enérgia under this agreement amounted to $265 thousand, $221 thousand and $238 thousand, respectively

Under contracts entered into with FerroAtlántica on June 22, 2010 and December 29, 2010, and with Hidro Nitro Española on December 27, 2012, VM Energía supplies the energy needs of the Boo, Sabón and Monzón electrometallurgy facilities, as a broker for FerroAtlántica and Hidro Nitro Española in the wholesale power market. The contracts allow FerroAtlántica and Hidro Nitro Española to buy energy from the grid at market conditions without incurring costs normally associated with operating in the complex wholesale power market, as well as to apply for fixed price arrangements in advance from VM Energía, based on the energy markets for the power, period and profile applied for. The contracts have a term of one year, which can be extended by the mutual consent of the parties to the contract. The contracts were renewed in January 2018 and will expire on December 31, 2018, unless extended.  FerroAtlántica pays VM Energía a service charge in addition to paying for the cost of energy purchase from the market. For the fiscal years ended December 31, 2017, 2016 and 2015, FerroAtlántica’s and Hidro Nitro Española’s obligations to make payments to VM Enérgia under their respective agreements - for the purchase of energy plus the service charge - amounted to $94,049 thousand, $69,0834 thousand and $85,511 thousand, respectively. These contracts are similar to contracts FerroAtlántica signs with other third-party brokers. Deposit guarantees of $1,129 thousand on each have been provided to VM Energía in respect of the provision of energy to the Boo and Sabon facilities under agreements entered into on October 20, 2010 in the case of Boo and January 19, 2011 in the case of Sabon.  FerroAtlántica has also entered into an energy swap agreement with Enérgya VM Generación, S.L. (“Enérgya VM”), a Spanish company wholly-owned by VM Energía, in connection with the energy supply agreements for the plants, dated January 18, 2018. A similar agreement dated January 25, 2016 has expired in 2016.

Under contracts entered into with Rocas, Arcillas y Minerales SA (“RAMSA”) on December 3, 2010 and with Cuarzos Industriales SA (“CISA”) on April 27, 2012, VM Energía supplies the energy needs of the mining facilities operated by those companies, as a broker for RAMSA and CISA in the wholesale power market. RAMSA and CISA are both subsidiaries of the Company operating in the mining sector. For the fiscal years ended December 31, 2017, 2016 and 2015, RAMSA’s  obligations to make payments to VM Enérgia under this agreement amounted to $371thousand , $297 thousand and $341 thousand, respectively; and CISA’s obligations to make payments to VM Enérgia under this agreement amounted to $256 thousand, $227 thousand and $245 thousand, respectively.

Additionally, for the fiscal year ended December 31, 2017, VM Energía invoiced other subsidiaries of FerroAtlántica Group for a total amount of $32 thousand. No additional sums were invoiced in the fiscal years to December 31, 2016 or 2015.

Under contracts dated June 30, 2012, Energya VM arranged for the sale of energy produced by FerroAtlántica and Hidro Nitro Española’s hydroelectric plants. Pursuant to the contracts, Enérgya VM provided energy market brokerage services and represented the FerroAtlántica Group subsidiaries before the applicable energy market operator, the system operator and the Spanish National Markets and Competition Commission. FerroAtlántica and Hidro Nitro Española paid Enérgya VM a monthly remuneration calculated as a percentage of the sales made each month by their hydroelectric power plants. These contracts came to an end in 2017 and have not been renewed. In January 2018, control and representation contracts were entered into between FerroAtlántica and Energya VM, under which Energya VM represents FerroAtlántica in delivering energy from FerroAtlántica’s hydro plants to the energy markets in the period to 2020.  For the fiscal years ended December 31, 2017, 2016 and 2015, Hidro Nitro Española invoiced to Enérgya VM for the sales made by its hydroelectric plant for a total amount of $7,419 thousand, $5,154 thousand and $6,686 thousand, respectively and FerroAtlántica invoiced to Enérgya VM for the sales made by its hydroelectric plant for a total amount of $9,803 thousand, $15,398 thousand and $22,194 thousand, respectively.

For the fiscal years ended December 31, 2017, 2016 and 2015, Hidro Nitro Española’s obligations to make payments to Enérgya VM under these agreements amounted to $111 thousand, $110 thousand and $166 thousand, respectively and FerroAtlántica’s obligations to make payments to Enérgya VM under these agreements amounted to $114 thousand, $391 thousand and $474 thousand, respectively.

Espacio Information Technology, S.A.

Espacio Information Technology, S.A. (“Espacio I.T.”), a Spanish company wholly-owned by Grupo VM, provides information technology and data processing services to Ferroglobe PLC and certain FerroAtlántica Group subsidiaries: FerroAtlántica, FerroAtlántica de Mexico, Silicon Smelters (Pty.), Ltd. and FerroPem, S.A.S. pursuant to several contracts.

Under a contract entered into on January 1, 2004, Espacio I.T. provides FerroAtlántica with information processing, data management, data security, communications, systems control and customer support services. The contract has a one-year term, subject to automatic yearly renewal, unless terminated with notice provided three months prior to the scheduled renewal. The base yearly amount due under the contract for these services is $607 thousand, exclusive of VAT and subject to inflation adjustment. For the fiscal years ended December 31, 2017, 2016 and 2015, FerroAtlántica’s obligations to make payments to Espacio I.T. under this agreement amounted to $889 thousand, $680 thousand and $939 thousand, respectively.

Under a contract entered into on January 1, 2006, Espacio I.T. provides FerroPem, S.A.S. with information processing, data management, data security, communications, systems control and customer support services. The contract has a one-year term, subject to automatic yearly renewal, unless terminated with notice provided three months prior to the scheduled renewal. The base yearly amount due under the contract for these services is $781 thousand, exclusive of VAT and subject to inflation adjustment. For the fiscal years ended December 31, 2017, 2016 and 2015, FerroPem, S.A.S. made obligations to make payments to Espacio I.T. under this agreement amounted to $911 thousand, $936 thousand and $861 thousand, respectively.

Under a contract entered into on June 26, 2014, Espacio I.T. provides FerroAtlántica de Mexico with information processing, data management, data security, communications, systems control and customer support services. The contract has a two-year term, subject to automatic renewal every two years, unless terminated with notice six months prior to the scheduled renewal. The base yearly amount due under the contract for these services is $21 thousand, exclusive of VAT and subject to inflation adjustment and adjustment based on the level of production of the previous year. From the date of effectiveness of the contract in July 2014 through December 31, 2014, FerroAtlántica de Mexico made payments to Espacio I.T. of $5 thousand. For the fiscal years ended December 31, 2017, 2016 and 2015, FerroAtlántica de Mexico’s obligations to make payments to Espacio I.T. under this agreement amounted to $19 thousand, $18 thousand and $18 thousand, respectively.

Under a contract entered into on January 1, 2009, Espacio I.T. provides Silicon Smelters (Pty.), Ltd. with services including the maintenance and monitoring of the company’s network, servers, applications, and user workstations, as well as standard software licenses. The contract has a one‑year term, subject to automatic yearly renewal, unless terminated with notice three months prior to the scheduled renewal. The base yearly amount due under the contact is $265 thousand, subject to inflation adjustment. For the fiscal years ended December 31, 2017, 2016 and 2015, Silicon Smelters (Pty.), Ltd.’s obligations to make payments to Espacio I.T. under this agreement amounted to $295 thousand, $262 thousand and $243 thousand, respectively.

Under a contract entered into on May 2, 2016, Espacio I.T. provides the Company with services including the maintenance and monitoring of its network, servers, applications, and user workstations, as well as standard software licenses at Quebec Silicon. The contract has a one‑year term, subject to automatic yearly renewal, unless terminated with notice three months prior to the scheduled renewal. The base yearly amount due under the contract is $169 thousand, subject to inflation adjustment. For the fiscal years ended December 31, 2017, payments made under this contract to Espacio I.T. were $113 thousand.

Espacio I.T. also provides development services to Grupo FerroAtlántica under a contract dated July 21, 2017 for enhancements to Gesindus, FerroAtlántica’s ERP system, and hosting services in connection with the company’s document management system under a contract dated February 22, 2017, both on an ongoing basis. FerroAtlántica made payments to Espacio I.T. under the former contract for the Gesindus development services for the fiscal year ended December 31, 2017 of $131 thousand and under the latter contract for the hosting services for the fiscal year ended December 31, 2017 of $205 thousand.

Under a contract dated November 23, 2015 Espacio I.T. provided development services to FerroAtlántica for separate enhancements to Gesindus. For the fiscal year ended December 31, 2016, FerroAtlántica and Grupo FerroAtlántica were invoiced $531 thousand for these services and, for the fiscal year ended December 31, 2017, FerroAtlántica paid Espacio IT $182 thousand, for these services which are now terminated. Since September 2016, Espacio I.T has procured for FerroAtlántica and managed its individual user and server licenses from Microsoft, on preferential terms and without charging any commission or mark-up in cost. There is no contract currently in place in relation to these arrangements and the amounts invoiced in connection with this arrangement in the fiscal years ended December 31, 2017 and 2016 are $326 thousand and $320 thousand, respectively. Espacio I.T also provides FerroAtlántica with IT outsourcing services in connection with the Mangshi facility in China and provides Hidro Nitro Española with IT services, for neither of which is there a formal contract yet in place. The amounts invoiced in connection with these services for the fiscal years ended December 31, 2017, 2016 and 2015 were $88 thousand, $171 thousand and $172 thousand, respectively paid by Grupo FerroAtlántica and $224 thousand, $224 thousand and $216 thousand, respectively paid by Hidro Nitro Española.

For the fiscal years ended December 31, 2017, 2016 and 2015, Espacio I.T. invoiced other subsidiaries of FerroAtlántica and Ferroglobe PLC in a total amount of $534 thousand, $1,505 thousand and $392 thousand, respectively.

In April 2016, the Ferroglobe Board approved a proposal to obtain certain information technology services from Espacio I.T., for a minimum term of five years, at an annual base payment of $360 thousand and requiring an initial investment of $1.7 million during 2016. While the project to which these services relate may proceed at a later date, the timeline for the procurement of these services has not been established and the investment not yet been made. No payments have been made to Espacio I.T. during 2017 in relation to these proposed arrangements.

Other agreements with Grupo VM

Under the terms of a loan agreement entered into on 24 July 2015 between Grupo FerroAtlántica and Inmobiliaria Espacio, S.A. (“IESA”), the ultimate parent of Grupo VM, Grupo FerroAtlántica extended to IESA a credit line for treasury purposes of up to $20 million, of which $2.9 million (the “Loan”) remains outstanding. The credit line runs year on year for a maximum period of 10 years and amounts outstanding under it (including the Loan) bear interest annually at the rate equal to the EURIBOR three month rate plus 2.75 percentage points. The availability of the credit line may be cancelled at the end of any year or at any time by IESA.

In 2017, FerroAtlántica received the payment of $6.3 million in discharge of the consideration due from Grupo VM in respect of Grupo VM’s purchase of 2,497 shares in Alloys International Limited, a former subsidiary of FerroAtlántica, under and in accordance with the terms of a share sale and purchase agreement entered into June 30, 2016.

Calatrava RE, a Luxembourg affiliate of Grupo VM, is a reinsurer of the Company’s marine and property insurance and was reinsurer of its third party liability insurance until April 2018. The property insurance is arranged through Mapfre Global, with whom the Company contracts for the provision of this insurance. Marine insurance is arranged through HDI, with whom the Company contracts for the provision of this insurance. In the period to April 2018, Calatrava RE was a reinsurer of the Company’s third party liability insurance, arranged through QBE, with whom the Company contracted for the provision of this insurance. In April 2018, the Company moved to another insurer for its third party liability cover globally. There are no contracts in place directly between the Company and Calatrava RE in relation to these insurances.

On April 2, 2012 FerroAtlántica entered into a lease agreement with Torre Espacio Castellano S.A (“Torres Espacio”), then a Grupo VM company, of the office premises occupied by FerroAtlántica on the 45th floor of the Torre Espacio building in Madrid. This lease runs until 2023 and the rent payable under it is $507 thousand per annum. On August 9, 2007, FerroAtlántica entered into a lease agreement with Torre Espacio of the office premises on the 49th floor of the Torre Espacio building in Madrid and parking facilities occupied or used by FerroAtlántica there. This lease runs until 2023 and the rent payable under it is $1,056 thousand per annum.  The whole of Grupo VM’s interest in Torre Espacio Castellano S.A was sold to a third party in 2015. Torres Espacio Gestión SLU, a wholly owned subsidiary of Grupo VM, manages the premises which are the subject of the leases on behalf of Torres Espacio, including collecting rents and other payments under the terms of the leases from FerroAtlántica on behalf of Torres Espacio.

Aurinka and the Solar JV

Javier López Madrid, a current member of the Board currently owns approximately 100% of the outstanding share capital of Financiera Siacapital which, in turn, holds a 31.33% interest in Blue Power. Blue Power is a party to the Solar joint venture entered into with Aurinka. It also owns certain intellectual property being contributed to the joint venture and will provide certain technology consulting services to it, as summarized below. The remaining equity interests in Blue Power are owned by third party outside investors.

In 2016, Grupo FerroAtlántica entered into a project with Aurinka for a feasibility study and basic engineering for a UMG solar silicon manufacturing plant. Purchases under this project were approximately $3.4 million for 2016.

On December 20, 2016, Grupo FerroAtlántica S.A.U. and its wholly owned subsidiaries, FerroAtlántica, S.A., and Silicio Ferrosolar, S.L.U. (“SFS”), entered into the Solar JV Agreement with Blue Power and Aurinka providing for the formation and operation of a joint venture with the purpose of producing UMG solar silicon. The entry into the joint venture pursuant to the Solar JV Agreement was subject to certain conditions precedent, including the satisfactory completion of an ex-ante verification procedure in relation to the ability of the technology to be contributed to the joint venture by Blue Power to meet certain technical and cost parameters and the authorization of the joint venture by Ferroglobe PLC, Blue Power and Aurinka’s management bodies. All these conditions precedent were met during 2017 and the Solar JV Agreement is now fully binding.

Under the Solar JV Agreement, FerroAtlántica indirectly owns 75% of the operating companies formed as part of the joint venture, one of which (“OpCo”) owns certain assets comprising, among others, constructions at Sabón and a UMG solar silicon plant at Puertollano, Spain. FerroAtlántica also owns 51% of the company formed as part of the joint venture to hold certain intellectual property rights and know-how contributed by Blue Power and FerroAtlántica, which licenses such intellectual property rights and know-how to OpCo. Pursuant to the Solar JV Agreement, FerroAtlántica and other subsidiaries will incur capital expenditures, subject to the approval of the joint venture board, in connection with the joint venture of up to a maximum of $133,000 thousand over an initial phase of up to 2 years. During 2017, FerroAtlántica and other subsidiaries invested $3,611 thousand in the project. Further investment in the joint venture will be determined as the joint venture progresses. In connection with the Solar JV Agreement, FerroAtlántica has obtained a loan of approximately $50,000 thousand from the Spanish Ministry of Industry and Energy for the purpose of building and operating the UMG solar silicon plant. On September 25, 2017 OpCo entered into an agreement with Caiz Salceda SLU (“Salceda”), a company ultimately owned by members of the Villar Mir family (who are related to Javier Lopez Madrid by marriage), under which Salceda agrees to construct on its land and lease to the OpCo and to operate and maintain for a term of 25 years a pilot plant for power generation from photovoltaic panels produced with UMG solar silicon, in return for ownership of all power generated at the plant.  On June 13, 2016, SFS entered into a loan agreement with Blue Power under which SFS advanced a principal sum of over $9,000 thousand to Blue Power in connection with the project. As at December 31, 2016 the amount outstanding under the loan agreement was $9,845 thousand. On February 24, 2017, the loan was novated to OpCo as part of a capital injection by Blue Power to OpCo.

C.    Interests of Experts and Counsel

Not applicable.

ITEM 8.       FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

We have included the Consolidated Financial Statements as part of this annual report. See “Item 18.—Financial Statements.”

Legal proceedings

In the ordinary course of our business, Ferroglobe is subject to lawsuits, investigations, claims and proceedings, including, but not limited to, contractual disputes and employment, environmental, health and safety matters. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations, claims and proceedings, we do not believe any currently-pending legal proceeding to which Ferroglobe is a party will have a material adverse effect on our business, results of operations, or financial condition.

Matters pertaining to Joint Ventures

In 2015, FerroAtlántica Group filed a claim to recover the initial joint venture contribution of approximately $22 million from its counterparty in relation to the Joint Venture Agreement between FerroAtlántica Group and Zeus Mineraçao Ltda., José Rubens Moretti Junior and Guilherme Moretti. There was an arbitration hearing in April 2015 and, on June 10, 2016, an award of $22 million, plus costs, was confirmed in favor of FerroAtlántica. The defendants have since applied to the Brazilian courts to annul the award and the parties are awaiting an order on the request.  While the Company intends to continue to pursue recovery, the Company considers recovery against the claim unlikely due to the apparent financial condition of the respondents and has written off the full amount of the claim as of December 31, 2016.

In March 2017, we received a demand for mediation from our North American joint venture partner regarding a dispute in relation to the price of coal charged by our subsidiary, Alden, to our North American joint ventures. The parties are engaged in a non-binding mediation process and the Company has accrued $8,900 thousand for this matter.

Asbestos claims

Certain employees of FerroPem, S.A.S., then known as Pechiney Electrometallurgie, S.A. (“PEM”), may have been exposed to asbestos at its plants in France in the decades prior to FerroAtlántica Group’s purchase of that business in December 2004. During the period in question, PEM was wholly-owned by Pechiney Bâtiments, S.A., which had certain indemnification obligations to our FerroAtlántica Group division pursuant to the 2004 Share Sale and Purchase Agreement under which our FerroAtlántica Group acquired PEM.  As of the date of this annual report, approximately 89 such employees have “declared” asbestos-related injury to the French social security agencies, based either on the occurrence of work accidents (“accident du travail”) or on administrative recognition of an occupational disease (“maladie professionelle”). Of these, 51 cases are closed, approximately 38 are pending before the French social security agencies or courts and, of the latter, 17 include assertions of “inexcusable negligence” (“faute inexcusable”) which, if upheld, may lead to material liability on the part of FerroPem.  Other employees may declare further asbestos-related injuries in the future, and may likewise assert inexcusable negligence. In 2016, FerroPem initiated an arbitration process seeking to enforce indemnification provisions in the Share Sale and Purchase Agreement against Río Tinto France as successor to Pechiney Bâtiments with respect to pending asbestos claims.  On July 11, 2017, however, the claims in arbitration were denied in their entirety on various grounds, including that the claims were untimely, and Ferropem is without further recourse against Río Tinto. Litigation against, and material liability on the part of, FerroPem will not necessarily arise in each case, and to date a majority of such declared injuries have been minor and have not led to significant liability on Ferropem’s part. Whether material liability will arise is determined case-by-case, often over a period of years, depending on, inter alia, the evolution of the claimant’s asbestos-related condition, the possibility that the claimant was exposed while working for other employers and, where asserted, the claimant’s ability to prove inexcusable negligence on FerroPem’s part. Because of such uncertainties, no reliable estimate can be made at this time of FerroPem’s eventual liability in these matters, with exception of three grave cases that have been litigated through the appeal process and in which claimants’ assertions of inexcusable negligence were upheld. Liabilities in respect to this matter have been recorded at December 31, 2017 at an estimated amount of $2,339 thousand.

Environmental matters

On August 31, 2016, the U.S. Department of Justice (the “DOJ”) requested a meeting with GMI to discuss potential resolution of a July 1, 2015 NOV/FOV that GMI received from the U.S. Environmental Protection Agency (the “EPA”) alleging certain violations of the Prevention of Significant Deterioration (“PSD”) and New Source Performance Standards provisions of the Clean Air Act associated with a 2013 project performed at GMI’s Beverly facility. Specifically, the July 2015 NOV/FOV alleges violations of the facility’s existing operating and construction permits, including allegations related to opacity emissions, sulfur dioxide and particulate matter emissions, and failure to keep necessary records and properly monitor certain equipment. On October 27, 2016, GMI met with the DOJ and the EPA to discuss the alleged violations, GMI’s preliminary assessment of those alleged violations, and its possible defenses to the NOV/FOV. As a result of that meeting, GMI has agreed to the government’s request that GMI prepare an assessment of Best Available Control Technologies (“BACT”) that could be applicable to the facility under the federal PSD program, to conduct a ventilation study to assess emissions at the facility, and to continue discussions with the government regarding an appropriate resolution of the NOV/FOV by consent. In February 2017, the EPA formally issued a request under Section 114 of the Clean Air Act, requiring GMI to conduct the ventilation study that GMI had previously agreed to conduct. On January 4, 2017, GMI received a second NOV/FOV dated December 6, 2016, arising from the same facts as the July 2015 NOV/FOV and subsequent EPA inspections. The second NOV/FOV alleges opacity exceedances at certain units, failure to prevent the release of particulate emissions through the use of furnace hoods at a certain unit, and the failure to install Reasonably Available Control Measures (as defined) at certain emission units at the Beverly facility. As part of the on‑going consent process to resolve the NOVs/FOVs, the government could demand that GMI install additional pollution control equipment and/or implement other measures to reduce emissions from the facility, as well as pay a civil penalty.

GMI’s environmental consultants have completed the ventilation study and a Ventilation Evaluation Report documenting the same, which GMI provided to EPA on October 6, 2017.  Since that time, GMI and the government have continued negotiations regarding potential resolution of the NOV/FOVs, which negotiations are ongoing.  At this time, however, GMI does not know the extent of potential injunctive relief or the amount of a civil penalty a negotiated resolution of this matter may entail. Should the DOJ and GMI be unable to reach a negotiated resolution of the NOVs/FOVs, the government could institute formal legal proceedings for injunctive relief and civil penalties. The statutory maximum penalty is $93,750 per day per violation, from April 2013 to the present.

Matters pertaining to Mr. López Madrid

The legal proceedings described below are pending in Spain in which Mr. López Madrid has been called as “investigado”1 by a Spanish criminal investigative court. At the conclusion of criminal investigatory proceedings, the relevant Spanish court may determine to withdraw the investigation without issuing formal charges, excuse certain parties previously called “investigado” on the basis that there is insufficient evidence to issue formal charges, or issue formal charges or indictments against specific named parties.

On October 25, 2012, Mr. López Madrid was called as “investigado” along with several other directors of Bankia, S.A. and Banco Financiero y de Ahorros, S.A., by a Spanish court investigating whether they were involved in the misrepresentation of the financial condition of Bankia, S.A. in connection with its initial public offering. The public prosecutor did not file formal charges against Mr. López Madrid and asked the Court for the termination of the proceedings regarding Mr. López Madrid. However, in Spanish criminal proceedings private parties (such as political parties, unions or private investors) can also accuse “investigados” in a proceeding and, in the case at hand, some of the private accusing parties did include Mr. López Madrid in their accusation briefs and therefore Mr. López Madrid will be deemed as an accused party. As publicly announced recently, Mr. López Madrid and his family were themselves damaged as a result of the initial public offering as they invested in shares and lost around 20 million euros. Mr. López Madrid has advised us that he vehemently denies any allegations against him in connection with this matter and intends to defend himself vigorously.

As part of the same proceeding, Mr. López Madrid was called again on January 28, 2015, along with several other directors of Bankia, S.A. and several former directors and senior executives of its predecessor Caja Madrid, by the Spanish court in connection with its investigation into whether Mr. López Madrid and the other persons called as “investigado” in the investigation improperly used credit cards for personal expenditures paid by Bankia, S.A. and/or Caja Madrid. Mr. López Madrid promptly reimbursed Bankia, S.A. €32,000 for the credit card charges paid by Bankia, S.A. and paid all taxes otherwise due and payable on account of such amounts. A ruling was issued by the Spanish High Court (Audiencia Nacional) on February 23, 2017, pursuant to which Mr. López Madrid was convicted as an accessory with a minimum sanction. Mr. López Madrid has filed an appeal with the Spanish Supreme Court (Tribunal Supremo) in response to the ruling and will continue to defend his innocence vigorously in this matter.

On June 10, 2014, a physician (the “Physician”), who had previously treated Mr. López Madrid’s family, was called as “investigado” in connection with criminal allegations that the Physician had harassed Mr. López Madrid, his family and his associates through anonymous phone calls and messages making false accusations and serious threats, which were received daily over a period of several months. On September 24, 2014, Mr. López Madrid” was called as “investigado” by a Spanish investigative court in connection with criminal allegations that he had sexually harassed the Physician. The court dismissed the complaint of the Physician, although subsequent investigations are being conducted by an appeal court. In any case, the criminal proceedings against the Physician still continue.

On October 21, 2014, Mr. López Madrid was called as “investigado” by a Spanish court investigating the sale of shares of Infoglobal by Grupo Urbina. On December 22, 2014, the investigating court dismissed the case. On October 16, 2017, the Audiencia Provincial de Madrid confirmed the previous dismissal. The decision of that court is final, and the matter is closed.

On February 11, 2016, Mr. López Madrid was called as “investigado” by a Spanish investigative court in connection with the “Púnica” investigation into possible bribery relating to awards of public contracts. This investigation, in which numerous individuals have been called as “investigado” thus far, has been underway since October 2014. In connection with this matter, the “Lezo” investigation was initiated and, on April 20 and 21, 2017, Mr. López Madrid was questioned in relation to an alleged payment in 2007 of €1.4 million in favor of a public officials by Obrascón Huarte Lain, S.A. (“OHL”), a listed company partially owned by Grupo VM. Mr. López Madrid was a non-executive director of OHL at the time of the alleged payment and has never held any executive responsibility at OHL. He remains as “investigado” in both the “Punica” and the “Lezo” investigations but there are not any formal charges against Mr. López Madrid, who vehemently denies the allegations against him and intends to defend himself vigorously in these matters.

1For simplicity purposes, this summary always uses the term “investigado”, although the accurate term for the equivalent status in those proceedings initiated prior to October 2015 is “imputado”.

Dividend policy

Our Board intends to declare annual (or final) dividends and interim dividends, payable quarterly, to be reviewed each year, but this will depend upon many factors, including the amount of our distributable profits as defined below. Pursuant to the Articles, and subject to applicable law, the Company may by ordinary resolution declare dividends (which shall not exceed the amounts recommended by the directors), and the directors may decide to pay interim dividends. The Articles provide that the directors may pay any dividend if it appears to them that the profits available for distribution justify the payment. Under English law, dividends may only be paid out of distributable reserves of the Company or distributable profits, defined as accumulated realized profits not previously utilized by distribution or capitalization less accumulated realized losses to the extent not previously written off in a reduction or reorganization of capital duly made, as reported to Companies House, and not out of share capital, which includes the share premium account. Further, a U.K. public company may only make a distribution if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves, and if, and to the extent that, the distribution does not reduce the amount of those assets to less than such aggregate. Distributable profits are determined in accordance with generally accepted accounting principles at the time the relevant accounts are prepared. The amount of Ferroglobe’s distributable profits is thus a cumulative calculation. Ferroglobe may be profitable in a single year but unable to pay a dividend if the profits of that year do not offset all the previous year’s accumulated losses. The shareholders of Ferroglobe may by ordinary resolution on the recommendation of the directors decide that the payment of all or any part of a dividend shall be satisfied by transferring non‑cash assets of equivalent value, including shares or securities in any corporation.

The declaration and payment of future dividends to holders of our Shares will be at the discretion of our Board and will depend upon many factors, including, in addition to the amount of our distributable profits, our financial condition, earnings, legal requirements, and restrictions in our debt agreements and other factors deemed relevant by our Board of Directors. In addition, as a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, the payment which may be restricted by the laws of their respective jurisdictions of organization, their respective agreements, and/or covenants under future indebtedness that we or they may incur.

B.    Significant Changes

On February 27, 2018, we entered into the New Revolving Credit Facility Agreement, which has replaced the Amended Revolving Credit Facility Agreement. For further details regarding the New Revolving Credit Facility Agreement, see "Item 10.C. – Additional Information – Material Contracts”.

ITEM 9.       THE OFFER AND LISTING

A.    Offer and Listing Details.

On December 24, 2015, our ordinary shares were listed for trading on the NASDAQ in U.S. Dollars under the symbol “GSM.” Prior to completion of the Business Combination, which occurred on December 23, 2015, shares of Globe’s common stock were registered pursuant to Section 12(b) of the U.S. Exchange Act and listed on NASDAQ under the ticker symbol “GSM.” Globe’s common stock was suspended from trading on the NASDAQ prior to the open of trading on

December 24, 2015. The following table sets forth the high and low reported sale prices of our Ordinary Shares as reported on the NASDAQ for the periods indicated:

	NASDAQ Trading
Annual	High	Low
2017	$17.32	$8.60
2016	$11.84	$7.11

Quarterly	High	Low
January 1, 2018 through March 31, 2018	$16.76	$10.50
October 1, 2017 through December 31, 2017	$17.32	$13.45
July 1, 2017 through September 30, 2017	$14.27	$12.15
April 1, 2017 through June 30, 2017	$11.95	$8.60
January 1, 2017 through March 31, 2017	$12.32	$9.25
October 1, 2016 through December 31, 2016	$11.84	$8.68
July 1, 2016 through September 30, 2016	$10.07	$7.73
April 1, 2016 through June 30, 2016	$10.45	$7.95
January 1, 2016 through March 31, 2016	$11.41	$7.11

Monthly	High	Low
April 2018 (through April 25, 2018)	$11.34	$10.22
March 2018	$16.76	$10.50
February 2018	$16.16	$14.22
January 2018	$16.65	$14.46
December 2017	$17.32	$15.61
November 2017	$16.32	$14.57

B.    Plan of Distribution.

Not applicable.

C.    Markets.

Our ordinary shares are traded on the NASDAQ Global Select Market under the symbol “GSM.”

D.    Selling Shareholders.

Not applicable.

E.    Dilution.

Not applicable.

F.    Expenses of the Issue.

Not applicable.

ITEM 10.     ADDITIONAL INFORMATION

A.    Share Capital.

Not applicable.

B.    Memorandum and Articles of Association.

Composition and Nomination of the Board

Pursuant to the Articles, the Board will consist of at least two directors and no more than eleven directors. The directors are nominated by the Board, after being recommended to the Board by the Nominations Committee, for appointment at a general meeting or appointed by the Board where permitted to do so by law. When a person has been approved by the Board for nomination for election as a director at a general meeting of the Company, prior to the first date after the date of adoption of the Articles on which Grupo VM and its affiliates in the aggregate beneficially own less than 10% of the issued ordinary shares of the Company (the “Sunset Day”), Grupo VM and its affiliates shall not vote against the election of that director at the general meeting unless a majority of its nominees on the Board have voted against such nomination. At every annual general meeting, all the directors shall retire from office and will be eligible, subject to applicable law, for nomination for re-appointment in accordance with the Articles.

The board shall constitute a committee (the “Nominations Committee”) to perform the function of recommending a person for director. The Nominations Committee shall consist of three directors, a majority of whom shall be independent directors, as such term is defined in the NASDAQ rules and applicable law. While Grupo VM and its Affiliates own at least 30% of the shares of the Company, the Grupo VM nominees will be entitled to nominate not more than two-fifths of the members of the Nominations Committee.

On December 23, 2015, Grupo VM designated Javier López Madrid to serve as the Executive Vice-Chairman of the Board in connection with the closing of the Business Combination. Upon the resignation of Alan Kestenbaum as Executive Chairman of the Board, Mr. López Madrid was appointed as Executive Chairman of the Board effective December 31, 2016. Mr. López Madrid is also the Chairman of the Nominations Committee.

Board Powers and Function

The members of the Board, subject to the restrictions contained in the Articles, is responsible for the management of the Company’s business, for which purpose they may exercise all our powers whether relating to the management of the business or not. In exercising their powers, the members of the Board must perform their duties to us under English law. These duties include, among others:

•	to act within their powers and in accordance with the Articles;

•	to act in a way that the directors consider, in good faith, would be most likely to promote our success for the benefit of its members as a whole (having regard to a list of non-exhaustive factors);

•	to exercise independent judgment;

•	to exercise reasonable care, skill and diligence;

•	to avoid conflicts of interest;

•	not to accept benefits from third parties; and

•	to declare interests in proposed transactions/arrangements.

The Articles provide that the members of the Board may delegate any of the powers which are conferred on them under the Articles to such committee or person, by such means (including by power of attorney), to such an extent and on such terms and conditions, as they think fit.

Share Qualification of Directors

A director is not required to hold any Shares by way of qualification.

Board and Decision Making

The Articles provide that any director may call a meeting of the Board. Subject to the provisions of the U.K. Companies Act 2006, the Executive Chairman may also call general meetings on behalf of the Board. The quorum for such a meeting will be at least a majority of the directors then in office.

Except as otherwise provided in the Articles, a decision may be taken at a duly convened Board meeting with the vote of a majority of the directors present at such meeting who are entitled to vote on such question and each director will have one vote.

A director shall not be counted in the quorum present in relation to a matter or resolution on which he is not entitled to vote (or when his vote cannot be counted) but shall be counted in the quorum present in relation to all other matters or resolutions considered or voted on at the meeting. Except as otherwise provided by the Articles, a director shall not vote at a meeting of the Board or a committee of the Board on any resolution concerning a matter in which he has, directly or indirectly, an interest (other than an interest in shares, debentures or other securities of, or otherwise in or through, us) which could reasonably be regarded as likely to give rise to a conflict with our interests.

Unless otherwise determined by us by ordinary resolution, the remuneration of the non-executive directors for their services in the office of director shall be as the Board may from time to time determine. Any director who holds any executive office or who serves on any committee of the Board or who performs services which the Board considers go beyond the ordinary duties of a director may be paid such special remuneration (by way of bonus, commission, participation in profits or otherwise) as the Board may determine. However, the U.K. Companies Act 2006 requires “quoted” companies, such as the Company, to obtain a binding vote of shareholders on the directors’ remuneration policy at least once every three years and an annual advisory (non-binding) shareholders’ vote on an on the directors’ remuneration in the financial year being reported on and how the directors’ remuneration policy will be implemented in the following financial year.

Directors’ Borrowing Powers

Under our Board’s general power to manage our business, our Board may exercise all the powers to borrow money.

Matters Requiring Majority of Independent Directors Approval

Prior to the Sunset Date, the approval of a majority of the independent directors (who are not conflicted in relation to the relevant matter) shall be required to authorize any transaction agreement or arrangement between grupo VM or any of its affiliates or connected persons and the Company or any of its Affiliates, or the alteration amendment, repeal or waiver of any such agreement, including any shareholders’ agreement between the Company and Grupo VM.

Director Liability

Under English law, members of the Board may be liable to us for negligence, default, breach of duty or breach of trust in relation to us. Any provision that purports to exempt a director from such liability is void. Subject to certain exceptions, English law does not permit us to indemnify a director against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to us. The exceptions allow us to:

•	purchase and maintain director and officer insurance against any liability attaching in connection with any negligence, default, breach of duty or breach of trust owed to us;

•

provide a qualifying third party indemnity provision which permits us to indemnify its directors (and directors of an “associated company” (i.e., a company that is a parent, subsidiary or sister company of Ferroglobe) in respect of proceedings brought by third parties (covering both legal costs and the amount of any adverse judgment), except for: (i) the legal costs of an unsuccessful defense of criminal proceedings or civil proceedings brought by us an associated company, or the legal costs incurred in connection with certain specified applications by the director for relief where the court refuses to grant the relief; (ii) fines imposed in criminal proceedings; and (iii) penalties imposed by regulatory bodies;

•

loan funds to a director to meet expenditure incurred in defending civil and criminal proceedings against him or her (even if the action is brought by us), or expenditure incurred applying for certain specified relief, but subject to the requirement for the director or officer to reimburse us if the defense is unsuccessful; and

•

provide a qualifying pension scheme indemnity provision, (which allows us to indemnify a director of a company that is a trustee of an occupational pension scheme against liability incurred in connection with such company’s activities as a trustee of the scheme (subject to certain exceptions).

Indemnification Matters

Under the Articles, subject to the provisions of the U.K. Companies Act 2006 and applicable law, we will exercise all of our powers to (i) indemnify any person who is or was a director (including by funding any expenditure incurred or to be incurred by him or her) against any loss or liability, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or her or otherwise, in relation to us or any associated company; and/or (ii) indemnify to any extent any person who is or was a director of an associated company that is a trustee of an occupational pension scheme (including by funding any expenditure incurred or to be incurred by him or her) against any liability, incurred by him or her in connection with our activities as trustee of an occupational pension scheme; including insurance against any loss or liability or any expenditure he or she may incur, whether in connection with any proven or alleged act or omission in the actual or purported execution or discharge of his or her duties or in the exercise or purported exercise of his or her powers or otherwise in relation to his or her duties, power or offices, whether comprising negligence, default, breach of duty, breach of trust or otherwise, in relation to the relevant body or fund.

Under the Articles and subject to the provisions of the U.K. Companies Act 2006, we may exercise all of our powers to purchase and maintain insurance for or for the benefit of any person who is or was a director, officer or employee of, or a trustee of any pension fund in which our employees are or have been interested, including insurance against any loss or liability or any expenditure he or she may incur, whether in connection with any proven or alleged act or omission in the actual or purported execution or discharge of his or her duties or in the exercise or purported exercise of his or her powers or otherwise in relation to his or her duties, power or offices, whether comprising negligence, default, breach of duty, breach of trust or otherwise, in relation to the relevant body or fund.

No director or former director shall be accountable to us or the members for any benefit provided pursuant to the Articles. The receipt of any such benefit shall not disqualify any person from being or becoming a director.

Director Removal or Termination of Appointment

The general meeting of shareholders will, at all times, have the power to remove a member of the Board by an ordinary resolution, being a resolution passed by a simple majority of votes cast. The Articles also provide that a member of the Board will cease to be a director as soon as:

•

the director ceases to be a director by virtue of any provision of the U.K. Companies Act 2006 (including, without limitation, section 168) or he becomes prohibited by applicable law from being a director;

•	the director becomes bankrupt or makes any arrangement or composition with the director’s creditors generally;

•

a registered medical practitioner who is treating that person gives a written opinion to us stating that that person has become physically or mentally incapable of acting as a director and may remain so for more than three months;

•	by reason of the director’s mental health a court makes an order which wholly or partly prevents the director from personally exercising any powers or rights he would otherwise have;

•	the director resigns from office by notice in writing to us;

•	in the case of a director who holds any executive office, the director’s appointment as such is terminated or expires and the Board resolves that he should cease to be a director;

•

the director is absent for more than six consecutive months, without permission of the Board, from meetings of the Board held during that period and the Board resolves that the director should cease to be a director; or

•	the director dies.

Committees

Subject to the provisions of the Articles, the directors may delegate any of the powers which are conferred on them under the Articles:

•

to a committee consisting of one or more directors and (if thought fit) one or more other persons, to such an extent and on such terms and conditions as the Board thinks fit (and such ability of the directors to delegate applies to all powers and discretions and will not be limited because certain articles refer to powers and discretions being exercised by committees authorized by directors while other articles do not);

•

to such person by such means (including by power of attorney), to such an extent, and on such terms and conditions, as they think fit including delegation to any director holding any executive office, any manager or agent such of its powers as the Board considers desirable to be exercised by him; or

•

to any specific director or directors (with power to sub-delegate). These powers can be given on terms and conditions decided on by the directors either in parallel with, or in place of, the powers of the directors acting jointly.

Any such delegation shall, in the absence of express provision to the contrary in the terms of delegation, be deemed to include authority to sub-delegate to one or more directors (whether or not acting as a committee) or to any employee or agent all or any of the powers delegated and may be made subject to such conditions as the Board may specify, and may be revoked or altered. The directors can remove any people they have appointed in any of these ways and cancel or change anything that they have delegated, although this will not affect anybody who acts in good faith who has not has any notice of any cancellation or change.

General Meeting

The Board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the U.K. Companies Act 2006. The Board may call general meetings whenever and at such times and places as it shall determine. Subject to the provisions of the U.K. Companies Act 2006, the executive chairman of the Company may also call general meetings on behalf of the Board. On requisition of members pursuant to the provisions of the U.K. Companies

Act 2006, the Board shall promptly convene a general meeting in accordance with the requirements of the U.K. Companies Act 2006.

Subject to the provisions of the U.K. Companies Act 2006, an annual general meeting and all other general meetings shall be called by at least such minimum period of notice as is prescribed or permitted under the U.K. Companies Act 2006.

All provisions of the Articles relating to general meetings of the Company shall apply, mutatis mutandis, to every separate general meeting of the holders of any class of shares in the capital of the Company.

C.    Material Contracts

New Revolving Credit Facility

On February 27, 2018, Ferroglobe PLC, as borrower (the “Borrower”), certain subsidiaries of Ferroglobe PLC from time to time party thereto as guarantors, the financial institutions from time to time party thereto as lenders, PNC Bank, National Association, as administrative agent, issuing lender and swing loan lender, PNC Capital Markets LLC, Citizens Bank, National Association and BMO Capital Markets Corp., as joint legal arrangers and bookrunners, Citizens Bank, National Association, as syndication agent, and BMO Capital Markets Corp., as documentation agent entered into the New Revolving Credit Facility Agreement.

The New Revolving Credit Facility provides for borrowings up to an aggregate principal amount of $250 million to be made available to the Borrowers in U.S. Dollars. Multicurrency borrowings under the New Revolving Credit Facility will be available in Euros, Pound Sterling and any other currency approved by the Administrative Agent and all of the Lenders. The New Revolving Credit Facility contains a sublimit for the issuance of letters of credit in an amount of up to $25 million. Subject to certain exceptions, loans under the New Revolving Credit Facility may be borrowed, repaid and reborrowed at any time.

Capitalized terms used but not defined herein have the meanings assigned to them in the New Revolving Credit Facility Agreement.

Interest rates

At the Borrower’s option, loans under the New Revolving Credit Facility will bear interest based on the Base Rate or the Euro-Rate (each as defined below).

Base Rate shall mean, for any day, a fluctuating per annum rate of interest equal to the highest of (a) the Fed Overnight Bank Funding Rate, plus fifty basis points (0.50%), (b) the Prime Rate, and (c) the Daily LIBOR Rate, plus 100 basis points (1.00%). Any change in the Base Rate (or any component thereof) shall take effect at the opening of business on the day such change occurs. Notwithstanding the foregoing, if the Base Rate as determined in the manner provided for above would be less than zero percent (0.00%) per annum, such rate shall be deemed to be zero percent (0.00%) per annum for purposes of the New Credit Facility Agreement.

Euro-Rate shall mean the following: (a) with respect to the U.S. Dollar Loans comprising any Borrowing Tranche to which the Euro-Rate Option applies for any Interest Period, the interest rate per annum determined by the Administrative Agent as the rate which appears on the Bloomberg Page BBAM1 (or on such other substitute Bloomberg page that displays rates at which U.S. Dollar deposits are offered by leading banks in the London interbank deposit market), rounded upwards, if necessary, to the nearest 1/100th of 1% per annum (with .005% being rounded up), or the rate which is quoted by another source selected by the Administrative Agent as an authorized information vendor for the purpose of displaying rates at which U.S. Dollar deposits are offered by leading banks in the London interbank deposit market at approximately 11:00 a.m., London time, two (2) Business Days prior to the commencement of such Interest Period as the Relevant Interbank Market offered rate for U.S. Dollars for an amount comparable to such Borrowing Tranche and having a borrowing date and a maturity comparable to such Interest Period, in each case which determination shall be conclusive absent manifest error; (b) with respect to Optional Currency Loans in Euros or British Pounds Sterling comprising any Borrowing Tranche for any Interest Period, the interest rate per annum determined by the Administrative Agent as the rate which appears on the Bloomberg Page BBAM1 (or on such other substitute Bloomberg page that displays rates at which deposits of the relevant Optional Currency is offered by leading banks in the London interbank deposit market), rounded upwards, if necessary, to the nearest 1/100th of 1% (with .005% being rounded up) per annum, or the rate which is quoted by another source selected by the Administrative Agent as an authorized information vendor for the purpose of displaying rates at which such applicable Optional Currencies are offered by leading banks in the London interbank deposit market at approximately 11:00 a.m., London time, two (2) Business Days prior to the commencement of such Interest Period as the Relevant Interbank Market offered rate for deposits in Euros or British Pounds Sterling for an amount comparable to the principal amount of such Borrowing Tranche and having a borrowing date and a maturity comparable to such Interest Period. The Administrative Agent shall give prompt notice to the Borrower of the Euro-Rate as determined or adjusted in accordance herewith, which determination shall be conclusive absent manifest error; (c) with respect to Optional Currency Loans in any other Optional Currency, the rate per annum designated with respect to such Optional Currency at the time such Optional Currency is approved by the Administrative Agent and Lenders pursuant to Section 2.11.2(c) (Requests for Additional Optional Currencies); or (d) With respect to any Loans available at a Euro-Rate, if at any time, for any reason, the source(s) for the Euro-Rate described above for the applicable currency or currencies is no longer available, then, subject to the provisions of Section 4.5 (Termination of LIBOR), the Administrative Agent may determine a comparable replacement rate (or a replacement rate, plus a spread or margin, in order to attain such comparability) at such time (which determination shall be conclusive absent manifest error). (e) Notwithstanding the foregoing, if the Euro-Rate as determined in the manner provided for above would be less than zero percent (0.00%) per annum, such rate shall be deemed to be zero percent (0.00%) per annum for purposes of the New Revolving Credit Facility Agreement.

Guarantees and security

The obligations of the Borrowers are guaranteed by certain subsidiaries of Ferroglobe. The obligations of the Loan Parties (as defined in the New Revolving Credit Facility), together with each secured bank product accepted or executed by a Loan Party, are or will be secured by in particular security interests in certain equity interests of subsidiaries of the Loan Parties and certain assets of the Loan Parties.

Covenants

The New Revolving Credit Facility contains certain affirmative covenants relating to, among other things: (i) preservation of existence; (ii) payment of taxes; (iii) continuation of business; (iv) maintenance of insurance on its properties and assets; (v) maintenance and protection of rights of properties; (vi) visitation rights granted to the Administrative Agent and (vii) maintain and keep proper books of record and account. The New Revolving Credit Facility also contains certain negative covenants, relating to, among other things: (i) debt; (ii) liens; (iii) liquidations, mergers or consolidation; (iv) amendment of organizational documents; (v) restricted payments (including dividends, distributions, issuances of equity interests, redemptions and repurchases of equity interests); (vi) sale and leaseback transactions and (vii) further negative pledges. In addition, the New Revolving Credit Facility contains certain maintenance financial covenants, including: (i) Maximum Net Total Leverage Ratio and (ii) Minimum Interest Coverage Ratio.

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

REINDUS Loan

On September 8, 2016, FerroAtlántica, S.A., as borrower, and the Spanish Ministry of Industry, Tourism and Commerce (the “Ministry”), as lender, entered into two loan agreements under which the Ministry made available to the borrower loans in aggregate principal amount of €44.9 million and €26.9 million, respectively, in connection with industrial development projects relating to our solar grade silicon project. See “Item 4.B.—Information on the Company—Business Overview—Research and Development (R&D)—Solar grade silicon.” The loan of €44.9 million is to be repaid in seven installments over a 10‑year period with the first three years as a grace period.  Interest on outstanding amounts under each loan accrues at an annual rate of 2.29%. The loan of €26.9 million was repaid in April 2018.

The agreements governing the loans contain the following limitations on the use of the proceeds of the outstanding loan: (1) the investment of the proceeds must occur between January 1, 2016 and May 23, 2018; (2) the allocation of the proceeds must adhere to certain approved budget categories; (3) if the final investment cost is lower than the budgeted amount, the borrower must reimburse the Ministry proportionally; and (4) the borrower must comply with certain statutory restrictions regarding related party transactions and the procurement of goods and services. The Company is currently seeking an extension from the Ministry in order to be able to use the proceeds subsequent to May 23, 2018.

Securitization of trade receivables

On July 31, 2017, the Company entered into an accounts receivables securitization program (the “Program”) where trade receivables held by the Company’s subsidiaries in the US, Canada, Spain and France are sold to a special purpose ‘designated activity company’ domiciled and incorporated in Ireland (the “SPE”). Eligible receivables are sold to the SPE on an on-going basis at an agreed upon purchase price of approximately 99% of their invoiced amount. Part of the purchase consideration is funded upfront in cash and part is deferred in the form of senior subordinated and junior subordinated loans from the selling entities to the SPE. Up to $250,000 thousand of upfront cash consideration can be provided by the SPE under the Program, financed by ING Bank N.V., as senior lender and Finacity Capital Management Inc., as intermediate subordinated lender. In respect of trade receivables outstanding at December 31, 2017, the SPE had provided upfront cash consideration of approximately $166,525 thousand.

The Company is also engaged as master servicer to the SPE whereby the Company is responsible for the cash collection, reporting and cash application of the sold receivables. As master servicer, the Company earns a fixed management fee and an additional servicing fee which entitles the Company to a residual interest upon liquidation of the SPE. The additional servicing fee will only be paid out on liquidation of the SPE and from any excess cash flows remaining after all lenders to the SPE have been repaid.

Acquisition of Glencore’s European manganese plants in France and Norway

On February 1, 2018, Ferroglobe completed the acquisition from a wholly-owned subsidiary of Glencore International AG ("Glencore") of a 100% interest in Glencore's manganese alloys plants in Mo i Rana (Norway) and Dunkirk (France), after receiving the necessary regulatory approvals in France, Germany and Poland. The new subsidiaries will be renamed as Ferroglobe Mangan Norge and Ferroglobe Manganèse France. Ferroglobe has completed the acquisition through its wholly-owned subsidiary Grupo FerroAtlántica.

The acquisition of the Glencore plants in France and Norway represents a unique opportunity for Ferroglobe to increase its size in the manganese alloys industry, becoming one of the world's largest producers with over half a million tons of sales of ferromanganese and silicomanganese. In 2016, the combined sales of these plants were approximately 160,000 tons of ferromanganese and 110,000 of silicomanganese. During the same year, Ferroglobe sold approximately 135,000 tons of ferromanganese and 132,000 tons of silicomanganese.

The integration of the acquired assets will allow Ferroglobe to consolidate a network of manganese alloy plants in Europe, to diversify its manganese alloy production base and to capture cost improvements through the sharing of best practices and the optimization of logistics flows. It will also provide significant advantages to our customers as Ferroglobe will be better positioned to serve multiple locations in a more agile and responsive manner.

Simultaneously with the acquisition, Glencore and Ferroglobe have entered into exclusive agency arrangements for the marketing of Ferroglobe's manganese alloys worldwide and the procurement of manganese ores to supply Ferroglobe's plants, in both cases for a period of ten years.

The acquisition price for the two facilities included an up-front payment satisfied on closing plus an earn-out payment, payable over eight and a half years, based on the annual performance of each of the acquired plants.

The initial accounting for the acquisition is incomplete as at the date these financial statements are authorized for issue. The acquisition-date fair value of the consideration transferred, the fair value of the assets acquired and liabilities assumed and the amount of goodwill arising on the acquisition will be disclosed in forthcoming periods.

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

Information reporting and backup withholding

In general, information reporting requirements may apply to dividends received by U.S. holders of ordinary shares and the proceeds received on the disposition of ordinary shares effected within the United States (and, in certain cases, outside the United States), paid to U.S. holders other than certain exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W‑9) or is otherwise subject to backup withholding. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Individuals that own “specified foreign financial assets” with an aggregate value of more than $50 thousand (or higher threshold for some married individuals and individuals living abroad) may be required to file an information report (IRS Form 8938) with respect to such assets with their tax returns. Ordinary shares generally will constitute specified foreign financial assets subject to these reporting requirements, unless the ordinary shares are held in an account at a financial institution (which, in the case of a foreign financial account, may also be subject to reporting). Additionally, under recently finalized regulations, a domestic corporation, domestic partnership, or trust (as described in Section 7701(a)(30)(E) of the Code) which is formed or availed of for purposes of holding, directly or indirectly, specified foreign financial assets may be treated as an individual for purposes of these rules. U.S. holders should consult their own tax advisors regarding information reporting requirements relating to their ownership of ordinary shares, and the significant penalties to which they may be subject for failure to comply.

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

A nil rate of income tax will currently apply to the first £5 thousand of dividend income received by an individual shareholder in a tax year (the “Nil Rate Amount”), regardless of what tax rate would otherwise apply to that dividend income. Any dividend income received by an individual shareholder in a tax year in excess of the Nil Rate Amount will be subject to income tax at dividend rates determined by thresholds of income, as follows:

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

F.    Dividends and Paying Agents.

Not applicable.

G.    Statements by Experts.

Not applicable.

H.    Documents on Display.

We previously filed with the SEC our registration statement on Form F‑1 on March 15, 2016 with file number 333‑209595.

We have filed this annual report on Form 20‑F with the SEC under the U.S. Exchange Act. Statements made in this annual report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the U.S. Exchange Act and file reports and other information with the SEC. Reports and other information which we filed with the SEC, including this annual report on Form 20‑F, may be inspected and copied at the public reference room of the SEC at 450 Fifth Street N.W., Washington D.C. 20549.

You can also obtain copies of this annual report on Form 20‑F by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov. The Commission’s telephone number is 1‑800‑SEC‑0330.

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

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Ferroglobe operates in an international and cyclical industry which exposes it to a variety of financial risks such as currency risk, liquidity risk, interest rate risk, credit risk and risks relating to the price of finished goods, raw materials and power.

The Company’s management model aims to minimize the potential adverse impact of such risks upon the Company’s financial performance. Risk is managed by the Company’s executive management, supported by the Risk Management, Treasury and Finance functions. The risk management process includes identifying and evaluating financial risks in conjunction with the Company’s operations and quantifying them by project, region and subsidiary. Management provides written policies for global risk management, as well as for specific areas such as foreign currency risk, credit risk, interest rate risk, liquidity risk, the use of hedging instruments and derivatives, and investment of surplus liquidity. Ferroglobe does not speculatively enter into or trade derivatives.

Market risk

Market risk is the risk that the Company’s future cash flows or the fair value of its financial instruments will fluctuate because of changes in market prices. The primary market risks to which the Company is exposed comprise foreign currency risk, interest rate risk and risks related to prices of finished goods, raw materials (principally coal and manganese ore) and power.

Foreign exchange rate risk

Ferroglobe generates sales revenue and incurs operating costs in various currencies. The prices of finished goods are to a large extent determined in international markets, primarily in US dollars and Euros. Foreign currency risk is partly mitigated by the generation of sales revenue, the purchase of raw materials and other operating costs being denominated in the same currencies. Although it has done so on occasions in the past, and may decide to do so in the future, the Company does not generally enter into foreign currency derivatives in relation to its operating cash flows.

Foreign currency swaps in relation to trade receivables and trade payables

The proportion of foreign currency accounts receivable and accounts payable for which foreign currency swaps had been arranged were as follows at December 31:

	2017	2016
Percentage of accounts receivable in foreign currencies for which currency swaps have been arranged	—%	13.7%
Percentage of accounts payable in foreign currencies for which currency swaps have been arranged	—%	2.5%

At December 31, 2017, the Company has no foreign currency swaps in place in respect of foreign currency accounts receivable and accounts payable. The fair value of outstanding foreign currency swaps at December 31, 2016, was €(0.8) million.

The sensitivity of the Company’s profit or loss to the impact of changes in the foreign exchange rates on its foreign currency swaps is as follows:

Sensitivity to the EUR/USD exchange rate	2017	2016
+10% (appreciation of the Euro)	—	2.5
-10% (depreciation of the Euro)	—	(2.5)

Notes and cross currency swap

In February 2017, the Company completed a restructuring of its finances which included the issue of $350,000 thousand 9.375% senior notes due 2022 and the repayment of certain existing indebtedness denominated in a number of currencies across its subsidiaries. The Company is exposed to foreign exchange risk as the interest and principal of the Notes is payable in US dollars, whereas its operations principally generate a combination of US dollar and Euro cash flows. Following approval by the Board, the Company entered into a cross-currency interest rate swap (the “CCS”) to exchange 55% of the principal and interest payments due in US dollars for principal and interest payments in Euros. Under the CCS, on a semi-annual basis the Company will receive interest of 9.375% on a notional of $192,500 thousand and pay interest of 8.062% on a notional of €176,638 thousand and it will exchange these Euro and US dollar notional amounts at maturity of the Notes in 2022. The timing of payments of interest and principal under the CCS coincide exactly with those of the Notes. The fair value of the CCS at December 31, 2017 was a liability of $33,648 thousand.

The Parent Company, which has a Euro functional currency, has designated $150,000 thousand of the notional amount of the CCS as a cash flow hedge of the variability of the Euro functional currency equivalents of the future US dollar cash flows of $150,000 thousand of the principal amount of the Notes. The remaining $42,500 thousand of the notional amount of the CCS is not designated as a cash flow hedge and is accounted for at fair value through profit or loss. The Company has performed a sensitivity analysis that indicates that if the Euro was to strengthen (weaken) against the US Dollar by 10% it would record a loss (gain) of $5,831 thousand in respect of the portion of the CCS accounted for at fair value through profit or loss.

Interest rate risk

Ferroglobe is exposed to interest rate risk in respect of its financial liabilities that bear interest at floating rates. These primarily comprise credit facilities and obligations under finance leases related to hydroelectrical installations.

At December 31, the Company’s interest-bearing financial liabilities were as follows:

	2017
	Fixed rate	Floating rate	Total
	US$'000	US$'000	US$'000
Bank borrowings	—	1,003	1,003
Obligations under finance leases	—	82,633	82,633
Debt instruments	350,270	—	350,270
Other financial liabilities (*)	86,238	13,153	99,391
	436,508	96,789	533,297

(*)  Other financial liabilities comprise loans from government agencies and exclude derivative financial instruments.

	2016
	Fixed rate	Floating rate	Total
	US$'000	US$'000	US$'000
Bank borrowings	—	421,291	421,291
Obligations under finance leases (*)	—	5,237	5,237
Debt instruments	—	—	—
Other financial liabilities (**)	75,797	11,563	87,360
	75,797	438,091	513,888

(*)  At December 31, 2016, obligations under finances leases of $81,383 thousand relating to the Spanish energy business were separately presented in the statement of financial position as part of a disposal group held for sale.

(**) Other financial liabilities comprise loans from government agencies and exclude derivative financial instruments.

The Company’s finance leases related to its Spanish hydroelectrical installations bear interest at a floating rate tied to EURIBOR. Prior to the Business Combination, the Company entered into interest rate swaps to fix the interest payable in respect of these lease obligations. During the year ended December 31, 2017, the Company did not enter into any new interest rate derivatives. The market value of the Company’s interest rate swap derivatives at December 31, 2017 was $4,392 thousand, compared to $6,275 thousand at December 31, 2016.

In respect of the above financial liabilities, at December 31, 2017, the Company had floating to fixed interest rate swaps in place covering 83% of its exposure to floating interest rates (2016: 3%). The increase in the proportion of floating rate financial liabilities covered by interest rate swaps reflects that in February 2017 the Company completed a comprehensive refinancing, replacing floating rate debt with fixed rate debt, and that at December 31, 2016, the Company’s obligations under finance leases related to the Spanish energy business and related interest rate swaps were separately classified on the balance sheet as part of a disposal group held for sale.

At December 31, 2017, given that the majority of the Company’s interest-bearing financial liabilities are at fixed interest rates and that the Company has interest rate swaps in place in respect of substantially all of its obligations under finance leases, management do not consider that there are reasonably possible changes in interest rates that would have a material impact on the Company’s profitability.

At December 31, 2016, the Company performed a sensitivity analysis for floating rate financial liabilities that, taking into consideration the refinancing that occurred in February 2017, indicated that an increase of 1% in interest rates would have given rise to additional borrowing costs of $1.8 million in 2017.

Credit risk

Credit risk refers to the risk that a customer or counterparty will default on its contractual obligations resulting in financial loss. The Company’s main credit risk exposure relates to the following financial assets:

•	trade and other receivables; and
•	loans and receivables (other financial assets) arising from the Company’s accounts receivable securitization program.

Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas. The Company has established policies, procedures and controls relating to customer credit risk management. Ongoing credit evaluation is performed on the financial condition of accounts receivable and, where appropriate, the Company insures its trade receivables with reputable credit insurance companies.

Since August 2017, the Company has sold substantially all of the trade receivables generated by its subsidiaries in the U.S., Canada, Spain and France to an accounts receivable securitization program. This has enabled it to monetize these assets earlier than it did previously and significantly reduce working capital.

Liquidity risk

The purpose of the Company’s liquidity and financing policy is to ensure that the Company keeps sufficient funds available to meet its financial obligations as they fall due. The Company’s main sources of financing are as follows:

•

$350,000 thousand 9.375% senior notes due 2022. The proceeds from the Notes, issued by Ferroglobe and Globe in February 2017, were primarily used to repay certain existing indebtedness of the Parent Company and its subsidiaries. Interest is payable semi-annually on March 1 and September 1 of each year. If Ferroglobe experiences a change of control, the Company is required to offer to redeem the Notes at 101% of their principal amount

•

$200,000 thousand Amended Revolving Credit Facility. Loans under the Amended Revolving Credit Facility may be borrowed, repaid and reborrowed until the maturity of the facility in August 2018. Borrowings are available to be used to provide for the working capital and general corporate requirements of the Parent Company and its subsidiaries (including permitted acquisitions and permitted capital expenditures). At December 31, 2017 the full amount of the facility was available for drawdown. Subsequent to year-end, the facility was replaced by a new $250,000 thousand revolving credit facility maturing in February 2021.

•

Hydroelectric finance lease. In May 2012, the Company entered into a sale and leaseback agreement with respect to certain hydroelectric assets in Spain. The lease payments are due in 120 installments from May 2012 to maturity in May 2022.

To ensure that there are sufficient funds available for the Company to repay its financial obligations as they fall due, each year the Company’s Financial Planning and Analysis department prepares a financial budget that is approved by the Board of Directors and details all financing needs and how such financing will be provided. The budget projects the funds necessary for the most significant cash requirements, such as prepayments for capital expenditures, debt repayments and, where applicable, working capital requirements.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A.    Debt Securities.

Not applicable.

B.    Warrants and Rights.

Not applicable.

C.    Other Securities.

Not applicable.

D.    American Depositary Shares.

Not applicable.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None of these events occurred in any of the years ended December 31, 2017, 2016 and 2015.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15.     CONTROLS AND PROCEDURES.

A.    Evaluation of disclosure controls and procedures

We maintain disclosure controls and procedures, as defined in Rules 13a‑15(e) and 15d‑15(e) of the U.S. Exchange Act, that are designed to ensure that information required to be disclosed by the Company in reports that we file or submit under the U.S. Exchange Act is (i) recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), as appropriate, to allow timely decisions regarding required disclosure. Disclosure controls and procedures, no matter how well designed, can provide only reasonable assurance of achieving the desired control objectives.

Our principal executive officer and principal financial officer have conducted an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report. Based on that evaluation, they have concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective due to the existence of material weaknesses, as described below under “Management’s annual report on internal control over financial reporting.”

While management corrected significant misstatements identified in our consolidated financial statements for the year ended December 31, 2017, we concluded that these control deficiencies constitute material weaknesses in our control environment in our legacy administration office in Spain and certain other aggregated control activities described below. and that, our internal control over financial reporting was not effective as of December 31, 2017. Notwithstanding the material weaknesses in our internal control over financial reporting described below, management has concluded that the consolidated financial statements included in this annual report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented. Management is actively engaged in the planning for, and implementation of, remediation efforts to address the material weaknesses, as detailed below.

B.    Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a‑15(f) and 15d‑15(f) of the U.S. Exchange Act. Our internal control over financial reporting is designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our published consolidated financial statements.

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

Material weaknesses in internal control over financial reporting

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the preparation of the consolidated financial statements as of and for the year ended December 31, 2017, management identified material weaknesses in our internal control over financial reporting, which we are in the process of remediating, as described below.

Control Activities

We did not design and implement effective control activities based on the criteria established in the COSO framework. We have identified deficiencies in the principles associated with the control activities component of the COSO framework. Specifically, these control deficiencies constitute a material weakness in the aggregate, relating to: (i) selecting and developing control activities and information technology that contribute to the mitigation of risks and support achievement of objectives and (ii) deploying control activities through policies that establish what is expected and procedures that put policies into action.

We have identified a significant number of deficiencies in the design and the operating effectiveness of our internal controls, which included (i) an error in the posting of a material asset valuation adjustment, in respect of our Biological Assets, to equity in a subsidiaries financial reporting, which was not identified by our internal controls, (ii) other deficiencies in the controls over the financial closing and reporting process with the potential for material accounting errors in the financial statements and disclosures; and (iii) deficiencies in controls over revenue in respect of inadequate controls over manual invoicing and timely and proper completion of revenue recognition cut-off controls . The material aggregation of internal control deficiencies resulted in our conclusion of a material weakness in the control activities component of the COSO framework.

Control Environment

We did not maintain an effective control environment based on the criteria established in the COSO framework. We have identified deficiencies in the control environment associated with the principles of the COSO framework. Specifically, these control deficiencies constitute a material weakness, relating to our legacy administration office in Spain, responsible for internal control over financial reporting of FerroAtlántica and its subsidiaries:

The following were contributing factors to the material weakness in that control environment:

•

We did not maintain an effective control environment to enable the identification and mitigation of risks of material accounting errors, having identified a significant number of deficiencies in control activities in that location included in the above.

•

Finance management in that location did not ensure that; (i) there were adequate processes for oversight; (ii) there was accountability for the performance of internal control over financial reporting responsibilities; (iii) identified issues and concerns were raised to appropriate levels within our organization; and (iv) corrective activities were appropriately applied, prioritized, and implemented in a timely manner.

Attestation report of the registered public accounting firm

The report of Deloitte, S.L., our Independent Registered Public Accounting Firm, on our internal control over financial reporting is included herein.

Remediation of material weaknesses in internal control over financial reporting for 2017

The following, remediation efforts are underway to address the material weaknesses identified in 2017.

Control Activities

•	Controls over financial closing and reporting will be improved through increased automation of the consolidation process and strengthening of the finance team.
•	Manual invoicing controls have been addressed through ensuring there is additional review of invoices raised and will be further addressed through automated workflow approval processes.
•	Revenue recognition controls are being simplified through improvement of period end revenue reporting.

Control Environment

•	Strengthened oversight will be established from our finance management in our UK head office with formal quarterly reviews of internal control over financial reporting to be held on site in Madrid.
•

The Internal Audit function led by the Director of Internal Audit is working with our legacy administration office in Spain, to fully remediate all identified deficiencies including introduction of mitigating controls where necessary.

Changes in internal control over financial reporting

Management has taken the following actions to address the material weaknesses identified in 2016;

•

Management has conducted a formal training program at each of our FerroAtlántica subsidiaries with all employees responsible for our internal controls to ensure they have an appropriate level of knowledge of and experience with those controls, specifically, those relating to monitoring, evaluation and accountability, to execute their control responsibilities.

•

Management has communicated to all employees the need for effective internal control over financial reporting and has met in person with process owners to reinforce the purpose and importance of controls, review and analyze the identified deficiencies, and promote top-down ownership and accountability over the control environment. This will be reinforced in our legacy administration office in Spain.

•	Management engaged external consultants to review and update our internal control processes to ensure that we have the appropriate internal controls in place.
•

Management has recruited a Director of Internal Audit who is establishing mechanisms to monitor and evaluate the operating effectiveness of internal controls and ensure execution of proper corrective actions to address any identified control issues in a timely manner. The Director reports directly to the Audit Committee.

•

Management implemented new controls in the revenue process, including specific controls addressing revenue recognition related to cut-off.  Management assigned a new control owner to review quarter-end sales, verifying that revenue is recognized in the proper period in accordance with the contracted sales terms.

Management believes the measures described above, have significantly improved the control environment and strengthened our internal control over financial reporting during 2017. Further work is required, in particular, to strengthen the environment in our legacy administration office in Spain. Management continues to evaluate and work to improve our internal control over financial reporting, we may decide to take additional measures to address control deficiencies or determine to modify, or, in appropriate circumstances, not to complete, certain of the remediation measures described above.

ITEM 16.     [RESERVED]

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT.

See “Item 6.C.—Directors, Senior Management and Employees—Board Practices—Committees of board of directors—Audit Committee.” Our Board of Directors has determined that Mr. Greger Hamilton qualifies as an “audit committee financial expert” under applicable SEC rules.

ITEM 16B.   CODE OF ETHICS.

Our Board of Directors has adopted a Code of Conduct for our employees, officers and directors to govern their relations with current and potential customers, fellow employees, competitors, government and regulatory agencies, the media, and anyone else with whom Ferroglobe PLC has contact. Our Code of Conduct is publicly available on our website at www.ferroglobe.com.

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table provides information on the aggregate fees billed by our principal accountant Deloitte or by other firms, to Ferroglobe PLC, classified by type of service rendered for the periods indicated, in thousands of U.S. Dollars:

($ thousands)	2017	2016
Audit Fees	4,854	4,805
Audit-Related Fees	507	164
Tax Fees	91	284
All Other Fees	—	17
Total	5,452	5,270

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

All Other Fees comprises fees billed in relation to financial advisory services and other services not accounted for under other categories.

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

ITEM 16F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.  CORPORATE GOVERNANCE.

As a “foreign private issuer,” as defined by the SEC, although we are permitted to follow certain corporate governance practices of England and Wales, instead of those otherwise required under NASDAQ rules for domestic issuers, we intend to follow the NASDAQ corporate governance rules applicable to foreign private issuers. While we voluntarily follow most NASDAQ corporate governance rules, we intend to take advantage of the following limited exemptions:

•	Exemption from filing quarterly reports on Form 10‑Q or providing current reports on Form 8‑K disclosing significant events within four days of their occurrence.
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

•

Exemption from the requirement that our Board have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Currently, our Compensation Committee is composed entirely of independent directors, but we are not certain at this time that we would not take advantage of this exception in the future;

•

Exemption from the requirements that director nominees are selected, or recommended for selection by our Board, either by (1) independent directors constituting a majority of our Board’s independent directors in a vote in which only independent directors participate, or (2) a nominations committee composed solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

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

ITEM 18.     FINANCIAL STATEMENTS.

Our Consolidated Financial Statements are included at the end of this annual report.

ITEM 19.     EXHIBITS.

Exhibit No.	Exhibit Description
1.1	Articles of Association of Ferroglobe PLC, dated as of October 26, 2017)

3.1	Amended and Restated Shareholder Agreement, dated as of November 21, 2017, between Grupo VM and Ferroglobe

3.2	Amendment No. 1, dated January 23, 2018, to the Grupo VM Shareholder Agreement, between Grupo VM and Ferroglobe

3.3

Shareholder Agreement, dated as of December 23, 2015, between Alan Kestenbaum, certain of his affiliates and Ferroglobe (incorporated by reference to Exhibit 4.3 to the registration statement on Form F‑1 filed by the Company on February 18, 2016)

4.1

Amended and Restated Business Combination Agreement, dated as of May 5, 2015, by and between Globe, Grupo VM, FerroAtlántica, Ferroglobe and Merger Sub (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8‑K filed by Globe with the SEC on May 6, 2015)

4.2

Letter Agreement, dated November 11, 2015, by and among Globe, Grupo VM, FerroAtlántica, Ferroglobe and Merger Sub (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8‑K filed by Globe with the SEC on November 12, 2015)

4.3

First Amendment to Amended and Restated Business Combination Agreement, dated September 10, 2015 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8‑K filed by Globe with the SEC on September 11, 2015)

4.4

Credit Agreement, dated as of August 20, 2013, among Globe, certain subsidiaries of Globe from time to time party thereto, Citizens Bank of Pennsylvania as Administrative Agent and L/C issuer, RBS Citizens, N.A., PNC Bank, National Association and Wells Fargo Securities, LLC as Joint Lead Arrangers and Joint Book Runners, PNC Bank, National Association and Wells Fargo Bank, National Association, as Co-Syndication Agents, and BBVA Compass Bank, as Documentation Agent, and the other lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8‑K filed by Globe with the SEC on August 21, 2013)

4.5

First Amendment to Credit Agreement and Waiver, dated as of February 11, 2016, by and among Globe, certain subsidiaries of Globe party thereto, the various financial institutions from time to time party thereto and Citizens Bank of Pennsylvania, as Administrative Agent (incorporated by reference to Exhibit 10.2 to the registration statement on Form F‑1 filed by the Company on February 18, 2016)

Exhibit No.	Exhibit Description
4.6

Second Amendment to Credit Agreement and Limited Waiver Agreement, dated as of December 21, 2016, by and among Globe, certain subsidiaries of Globe party thereto, the various financial institutions from time to time party thereto and Citizens Bank of Pennsylvania, as Administrative Agent (incorporated by reference to Exhibit 4.6 to the annual report on Form 20-F filed by the Company on May 1, 2017)

4.7

Third Amendment to Credit Agreement, dated as of February 15, 2017, by and among Ferroglobe, Globe, certain subsidiaries of Ferroglobe party thereto, the subsidiary guarantors party thereto, the various financial institutions from time to time party thereto and Citizens Bank of Pennsylvania, as Administrative Agent (incorporated by reference to Exhibit 4.7 to the annual report on Form 20-F filed by the Company on May 1, 2017)

4.8

Credit Agreement, dated as of February 27, 2018, among Ferroglobe plc, as borrower, the guarantors party thereto, the lenders party thereto, PNC Bank, National Association, as Administrative Agent, PNC Bank, National Association, as Issuing Lender and Swing Loan Lender, PNC Capital Markets LLC, Citizens Bank, National Association and BMO Capital Markets Corp., as Joint Legal Arrangers and Bookrunners, Citizens Bank, National Association, as Syndication Agent, and BMO Capital Markets Corp., as Documentation Agent

4.9†

Employment Agreement, dated January 27, 2011, between Globe and Alan Kestenbaum (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10‑Q filed by Globe with the SEC on May 12, 2011)

4.10†

Amendment, dated February 22, 2015, to the Employment Agreement, dated January 27, 2011, between Globe and Alan Kestenbaum (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8‑K filed by Globe with the SEC on February 23, 2015)

4.11†	Service Agreement, dated June 21, 2016, between Ferroglobe and Javier López Madrid (incorporated by reference to Exhibit 4.10 to the annual report on Form 20-F filed by the Company on May 1, 2017)

4.12†

Amendment, dated February 7, 2017, to the Service Agreement, dated June 21, 2016, between Ferroglobe and Javier López Madrid (incorporated by reference to Exhibit 4.11 to the annual report on Form 20-F filed by the Company on May 1, 2017)

4.13†	Service Agreement, dated June 21, 2016, between Ferroglobe and Pedro Larrea Paguaga

4.14†	2016 Equity Incentive Plan

4.15†	2006 Employee, Director and Consultant Stock Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S‑1 filed by Globe with the SEC on July 25, 2008)

4.16†	Amendments to 2006 Employee, Director and Consultant Stock Plan (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10‑Q filed by Globe with the SEC on February 11, 2011)

4.17†	2010 Annual Executive Bonus Plan (incorporated by reference to Exhibit 10.15 to the Annual Report on Form 10‑K filed by Globe with the SEC on September 28, 2010)

4.18†	2011 Annual Executive Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10‑Q filed by Globe with the SEC on May 12, 2011)

4.19†	2012 Long-Term Incentive Plan (incorporated by reference to Exhibit B to Globe’s Proxy Statement filed on October 28, 2011)

Exhibit No.	Exhibit Description
4.20†

Form Stock Option Agreement (incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Registration Statement on Form F‑4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.21†

Form Stock Appreciation Right Agreement (incorporated by reference to Exhibit 10.14 to Amendment No. 1 to the Registration Statement on Form F‑4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.22†

Form Restricted Stock Unit Grant Agreement (cash settled) (incorporated by reference to Exhibit 10.15 to Amendment No. 1 to the Registration Statement on Form F‑4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.23†

Form Restricted Stock Unit Grant Agreement (stock settled) (incorporated by reference to Exhibit 10.16 to Amendment No. 1 to the Registration Statement on Form F‑4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.24

IT Services Agreement, dated as of January 1, 2004, between FerroAtlántica and Espacio Information Technology S.A. (incorporated by reference to Exhibit 10.17 to Amendment No. 1 to the Registration Statement on Form F‑4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.25

IT Outsourcing Agreement, dated as of June 26, 2014, between FerroAtlántica de Mexico and Espacio Information Technology S.A. (incorporated by reference to Exhibit 10.18 to Amendment No. 1 to the Registration Statement on Form F‑4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.26

IT Services Agreement, in force since January 1, 2006, between FerroPem S.A.S. and Espacio Information Technology S.A. (incorporated by reference to Exhibit 10.19 to Amendment No. 1 to the Registration Statement on Form F‑4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.27

Outsourcing Agreement, in force since January 1, 2009, between Silicon Smelters (Pty.) Ltd. and Espacio Information Technology S.A. (incorporated by reference to Exhibit 10.20 to Amendment No. 1 to the Registration Statement on Form F‑4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.28

Advisory Services Agreement, dated as of April 15, 2013, between FerroAtlántica S.A.U. and Villar Mir Energía S.L. (incorporated by reference to Exhibit 10.21 to Amendment No. 1 to the Registration Statement on Form F‑4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.29

Advisory Services Agreement, dated as of April 15, 2013, between Hidro Nitro Española S.A. and Villar Mir Energía S.L. (incorporated by reference to Exhibit 10.22 to Amendment No. 1 to the Registration Statement on Form F‑4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.30

Framework agreement for the supply of electricity to the Boo de Guarnizo facility (Cantabria) executed on June 22, 2010, between FerroAtlántica, S.A.U. and Villar Mir Energía S.L., as amended by the amendments provided to Globe (incorporated by reference to Exhibit 10.23 to Amendment No. 1 to the Registration Statement on Form F‑4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.31

Framework Agreement, dated as of December 27, 2012, between Hidro Nitro Española S.A. and Villar Mir Energía S.L. (incorporated by reference to Exhibit 10.24 to Amendment No. 1 to the Registration Statement on Form F‑4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

Exhibit No.	Exhibit Description

4.32

Framework Agreement, dated as of December 29, 2010, between FerroAtlántica S.A.U. and Villar Mir Energía S.L. (incorporated by reference to Exhibit 10.25 to Amendment No. 1 to the Registration Statement on Form F‑4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.33

Lease Agreement, dated as of August 9, 2007, between Torre Espacio Castellana S.A and FerroAtlántica S.L.U. (incorporated by reference to Exhibit 10.26 to Amendment No. 1 to the Registration Statement on Form F‑4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.34

Lease Agreement, dated as of April 2, 2012, between Torre Espacio Castellana S.A and FerroAtlántica S.L.U. (incorporated by reference to Exhibit 10.27 to Amendment No. 1 to the Registration Statement on Form F‑4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.35

Representation Contract, dated as of June 30, 2012, between Enérgya VM Generación S.L. and FerroAtlántica S.A.U. (incorporated by reference to Exhibit 10.28 to Amendment No. 1 to the Registration Statement on Form F‑4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.36

Representation Contract, dated as of June 30, 2012, between Enérgya VM Generación S.L. and Hidro Nitro Española S.A. (incorporated by reference to Exhibit 10.29 to Amendment No. 1 to the Registration Statement on Form F‑4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.37

Registration Rights Agreement, dated as of December 23, 2015, among Ferroglobe, Grupo VM and Alan Kestenbaum (incorporated by reference to Exhibit 10.27 to the registration statement on Form F‑1 filed by the Company on February 18, 2016)

4.38

Indenture governing the $350,000,000 aggregate principal amount of 9.375% Senior Notes due 2022, dated as of February 15, 2017, among Ferroglobe and Globe, the Guarantors party thereto and Wilmington Trust, National Association (incorporated by reference to Exhibit 4.35 to the annual report on Form 20-F filed by the Company on May 1, 2017)

8.1	List of Significant Subsidiaries (incorporated by reference to Exhibit 21.1 to the registration statement on Form F‑1 filed by the Company on February 18, 2016)

12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Principal Executive Officers and Principal Financial Officer Pursuant to 18 U.S.C. 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Deloitte, S.L., Independent Registered Public Accounting Firm for Ferroglobe PLC

16.1	Mine Safety and Health Administration Safety Data

101	Interactive Data Files (formatted in XBRL (Extensible Business Reporting Language) and furnished electronically)

†Management contract or compensatory plan or arrangement

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 30, 2018

Ferroglobe PLC
(Registrant)

	By:	/s/ Pedro Larrea Paguaga
Pedro Larrea Paguaga
Principal Executive Officer

	By:	/s/ Joseph Ragan
Joseph Ragan
Principal Accounting Officer

FERROGLOBE PLC

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements as of December 31, 2017 and 2016 and for each of the three years ended December 31, 2017, 2016 and 2015

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements as of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017, 2016, and 2015

F-2
Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting as of December 31, 2017	F-3
Consolidated Statement of Financial Position as of December 31, 2017 and 2016	F‑5
Consolidated Income Statement for the years ended December 31, 2017, 2016 and 2015	F‑6
Consolidated Statement of Comprehensive Income (Loss) for the years ended December 31, 2017, 2016 and 2015	F‑7
Consolidated Statement of Changes in Equity for the years ended December 31, 2017, 2016 and 2015	F‑8
Consolidated Statement of Cash Flows for the years ended December 31, 2017, 2016 and 2015	F‑9
Notes to the Consolidated Financial Statements	F‑10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ferroglobe PLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Ferroglobe PLC and subsidiaries (the "Company") as of December 31, 2017 and 2016, and the related consolidated income statements, the consolidated statements of comprehensive income (loss), the consolidated statements of changes in equity, and the consolidated statements of cash flows for each of the three years in the period ended December 31, 2017 and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2018, expressed an adverse opinion on the Company's internal control over financial reporting because of material weaknesses.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte, S.L.

Madrid, Spain

April 30, 2018

We have served as the Company´s auditor since 1992.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ferroglobe PLC

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Ferroglobe PLC and subsidiaries (the "Company") as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2017 of the Company and our report dated April 30, 2018, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures, as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment: There were an ineffective control environment and improper implementation of control activities. Specifically, the control environment at a certain level of the organization did not ensure that; (i) there were adequate processes for oversight; (ii) there was accountability for the performance of internal control over financial reporting responsibilities; (iii) identified issues and concerns were raised to appropriate levels within the organization; and (iv) corrective activities were appropriately applied, prioritized, and implemented in a timely manner. Furthermore there were ineffective control activities due to the significant number of control deficiencies which included (i) an error in the posting of a material asset valuation adjustment, in respect of the Biological Assets, to equity in a subsidiaries financial reporting, which was not identified by the internal controls, (ii) other deficiencies in the controls over the financial closing and reporting process with the potential for material accounting errors in the financial statements and disclosures; and (iii) deficiencies in controls over revenue in respect of inadequate controls over manual invoicing and timely and proper completion of revenue recognition cut-off controls. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2017 of the Company, and this report does not affect our report on such financial statements.

/s/ Deloitte, S.L.

Madrid, Spain

April 30, 2018

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2017 AND 2016
Thousands of U.S. Dollars

		2017	2016
	Notes	US$'000	US$'000
ASSETS
Non-current assets
Goodwill	Note 7	205,287	230,210
Other intangible assets	Note 8	58,658	62,839
Property, plant and equipment	Note 9	917,974	781,606
Other non-current financial assets	Note 10	89,315	5,823
Non-current financial assets from related parties	Note 23	—	9,845
Deferred tax assets	Note 22	5,273	44,950
Non-current receivables from related parties	Note 23	2,400	2,108
Other non-current assets	Note 12	30,059	20,245
Total non-current assets		1,308,966	1,157,626
Current assets
Inventories	Note 11	361,231	316,702
Trade and other receivables	Note 10	111,463	209,406
Current receivables from related parties	Note 23	4,572	11,971
Current income tax assets		17,158	19,869
Other current financial assets	Note 10	2,469	4,049
Other current assets	Note 12	9,926	9,810
Cash and cash equivalents		184,472	196,931
Assets and disposal groups classified as held for sale	Note 29	—	92,937
Total current assets		691,291	861,675
Total assets		2,000,257	2,019,301
EQUITY AND LIABILITIES
Equity
Share capital		1,796	1,795
Reserves		996,380	1,332,428
Translation differences		(164,675)	(217,423)
Valuation adjustments		(16,799)	(11,887)
Result attributable to the Parent		(678)	(338,427)
Non-controlling interests		121,734	125,556
Total equity	Note 13	937,758	892,042
Non-current liabilities
Deferred income		3,172	3,949
Provisions	Note 15	82,397	81,957
Bank borrowings	Note 16	—	179,473
Obligations under finance leases	Note 17	69,713	3,385
Debt instruments	Note 18	339,332	—
Other financial liabilities	Note 19	49,011	86,467
Other non-current liabilities	Note 21	3,536	5,737
Deferred tax liabilities	Note 22	65,142	139,535
Total non-current liabilities		612,303	500,503
Current liabilities
Provisions	Note 15	33,095	19,627
Bank borrowings	Note 16	1,003	241,818
Obligations under finance leases	Note 17	12,920	1,852
Debt instruments	Note 18	10,938	—
Other financial liabilities	Note 19	88,420	1,592
Payables to related parties	Note 23	12,973	30,738
Trade and other payables	Note 20	192,859	157,706
Current income tax liabilities		7,419	961
Other current liabilities	Note 21	90,569	64,780
Liabilities associated with assets held for sale	Note 29	—	107,682
Total current liabilities		450,196	626,756
Total equity and liabilities		2,000,257	2,019,301

Notes 1 to 30 are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT FOR 2017, 2016 AND 2015
Thousands of U.S. Dollars

		2017	2016 (*)	2015 (*)
	Notes	US$'000	US$'000	US$'000

Sales	Note 25.1	1,741,693	1,576,037	1,316,590
Cost of sales		(1,043,395)	(1,043,412)	(818,736)
Other operating income		18,199	26,215	15,751
Staff costs	Note 25.2	(301,963)	(296,399)	(205,869)
Other operating expense		(239,926)	(243,946)	(200,296)
Depreciation and amortization charges, operating allowances and write-downs	Note 25.3	(104,529)	(125,677)	(67,050)
Operating profit (loss) before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other losses	Note 4.16	70,079	(107,182)	40,390
Impairment losses	Note 25.5	(30,957)	(268,089)	(52,042)
Net gain (loss) due to changes in the value of assets	Note 25.5	7,504	1,891	(912)
(Loss) gain on disposal of non-current assets	Note 25.6	(4,316)	340	(2,214)
Other losses	Note 29	(2,613)	(40)	(347)
Operating profit (loss)		39,697	(373,080)	(15,125)
Finance income	Note 25.4	3,708	1,536	1,096
Finance costs	Note 25.4	(65,412)	(30,251)	(30,405)
Financial derivative loss	Note 19	(6,850)	—	—
Exchange differences		8,214	(3,513)	35,904
Loss before tax		(20,643)	(405,308)	(8,530)
Income tax benefit (expense)	Note 22	14,821	46,695	(49,942)
Loss for the year		(5,822)	(358,613)	(58,472)
Loss attributable to non-controlling interests	Note 13	5,144	20,186	15,204
Loss attributable to the Parent		(678)	(338,427)	(43,268)

Earnings per share
		2017	2016 (*)	2015 (*)
Loss attributable to the Parent		(678)	(338,427)	(43,268)
Weighted average basic shares outstanding		171,949,128	171,838,153	99,699,262
Basic loss per ordinary share	Note 14	—	(1.97)	(0.43)
Weighted average basic shares outstanding		171,949,128	171,838,153	99,699,262
Effect of dilutive securities		—	—	—
Weighted average dilutive shares outstanding		171,949,128	171,838,153	99,699,262
Diluted loss per ordinary share	Note 14	—	(1.97)	(0.43)

(*)  The amounts for prior periods have been re-presented to show the results of the Spanish energy business within income (loss) from continuing operations, as described in Note 1 to the consolidated financial statements.

Notes 1 to 30 are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS) FOR 2017, 2016 AND 2015
Thousands of U.S. Dollars

	2017	2016	2015
	US$'000	US$'000	US$'000

Net loss	(5,822)	(358,613)	(58,472)

Items that will not be reclassified subsequently to income or loss:
Defined benefit obligation	4,511	4,297	756
Total	4,511	4,297	756

Items that may be reclassified subsequently to income or loss:
Arising from cash flow hedges	(24,171)	—	(990)
Translation differences	54,670	(319)	(18,435)
Tax effect	—	—	(189)
Total income and expense recognized directly in equity	30,499	(319)	(19,614)

Items that have been reclassified to income or loss in the period:
Arising from cash flow hedges	15,138	3,002	3,155
Tax effect	(390)	(751)	(884)
Total transfers to income or loss	14,748	2,251	2,271

Other comprehensive income (loss) for the year, net of income tax	49,758	6,229	(16,587)

Total comprehensive income (loss) for the year	43,936	(352,384)	(75,059)

Attributable to the Parent	47,158	(332,198)	(59,855)
Attributable to non-controlling interests	(3,222)	(20,186)	(15,204)

Notes 1 to 30 are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR 2017, 2016 AND 2015
Thousands of U.S. Dollars

	Total Amounts Attributable to Owners
		Share		Translation	Valuation	Result for	Interim	Non-controlling
	Shares	Capital	Reserves	Differences	Adjustments	the Year	Dividend	Interests	Total
	(Thousands)	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2015	200	285,760	393,356	(152,530)	(20,283)	38,437	(55,041)	17,978	507,677
Comprehensive (loss) income for 2015	—	—	—	(18,435)	1,848	(43,268)	—	(15,204)	(75,059)
Business combination	171,638	553,200	244,838	—	—	—	—	144,533	942,571
FerroAtlántica share exchange	—	449,827	(449,827)	—	—	—	—	—	—
Share issuance costs	—	—	(9,414)	—	—	—	—	—	(9,414)
Dividends paid	—	—	(76,520)	—	—	—	55,041	—	(21,479)
Distribution of 2014 profit	—	—	38,437	—	—	(38,437)	—	—	—
Other changes	—	—	2,300	(46,139)	—	—	—	(5,484)	(49,323)
Balance at December 31, 2015	171,838	1,288,787	143,170	(217,104)	(18,435)	(43,268)	—	141,823	1,294,973
Comprehensive (loss) income for 2016	—	—	—	(319)	6,548	(338,427)	—	(20,186)	(352,384)
Share decrease (net effect)	—	(1,287,068)	1,287,068	—	—	—	—	—	—
Share issuance costs	—	—	(275)	—	—	—	—	—	(275)
Dividends paid	—	—	(54,988)	—	—	—	—	—	(54,988)
Distribution of 2015 loss	—	—	(43,268)	—	—	43,268	—	—	—
Other changes	—	76	721	—	—	—	—	3,919	4,716
Balance at December 31, 2016	171,838	1,795	1,332,428	(217,423)	(11,887)	(338,427)	—	125,556	892,042
Comprehensive (loss) income for 2017	—	—	—	52,748	(4,912)	(678)	—	(3,222)	43,936
Issue of share capital	139	1	179	—	—	—	—	—	180
Share-based compensation	—	—	2,405	—	—	—	—	—	2,405
Distribution of 2016 loss	—	—	(338,427)	—	—	338,427	—	—	—
Dividends paid to joint venture partner (see Note 13)	—	—	—	—	—	—	—	(7,350)	(7,350)
Non-controlling interest arising on the acquisition of FerroSolar Opco Group S.L.	—	—	—	—	—	—	—	6,750	6,750
Other changes	—	—	(205)	—	—	—	—	—	(205)
Balance at December 31, 2017	171,977	1,796	996,380	(164,675)	(16,799)	(678)	—	121,734	937,758

Notes 1 to 30 are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS FOR 2017, 2016 AND 2015
Thousands of U.S. Dollars

	2017	2016	2015
	US$'000	US$'000	US$'000

Cash flows from operating activities:
Loss for the year	(5,822)	(358,613)	(58,472)
Adjustments to reconcile net loss to net cash provided by operating activities:
Income tax (benefit) expense	(14,821)	(46,695)	49,942
Depreciation and amortization charges, operating allowances and write-downs	104,529	125,677	67,050
Finance income	(3,708)	(1,536)	(1,096)
Finance costs	65,412	30,251	30,405
Financial derivative loss	6,850	—	—
Exchange differences	(8,214)	3,513	(35,904)
Impairment losses	30,957	268,089	52,042
(Gain) loss due to changes in the value of assets	(7,504)	(1,891)	912
Loss (gain) on disposal of non-current assets	4,316	(340)	2,214
Share-based compensation	2,405	—	—
Other loss (gain)	2,613	40	(1,968)
Changes in operating assets and liabilities:
(Increase) decrease in inventories	(16,274)	108,207	89,199
Decrease in trade receivables	50,168	56,297	60,715
Increase (decrease) in trade payables	17,613	28,572	(17,028)
Other amounts paid due to operating activities	(12,251)	(50,001)	(20,189)
Income tax paid	(26,764)	(10,933)	(41,968)
Interest paid	(39,130)	(29,468)	(30,405)
Net cash provided by operating activities	150,375	121,169	145,449
Cash flows from investing activities:
Payments due to investments:
Other intangible assets	(811)	(4,914)	(4,539)
Property, plant and equipment	(74,616)	(71,119)	(68,521)
Non-current financial assets	(343)	(9,807)	—
Current financial assets	—	(105)	—
Disposals:
Intangible assets	—	—	8,140
Property, plant and equipment	—	—	5,446
Non-current financial assets	—	11	1,465
Current financial assets	—	99	216
Interest received	952	1,554	1,096
Other amounts paid due to investing activities	—	—	(3,046)
Net cash inflow on acquisition of subsidiaries	—	—	77,709
Net cash used by investing activities	(74,818)	(84,281)	17,966
Cash flows from financing activities:
Dividends paid	—	(54,988)	(21,479)
Payment for share issue and registration cost	—	—	(9,414)
Payment for debt issuance costs	(16,765)	—	—
Proceeds from debt issuance	350,000	—	—
Increase (decrease) in bank borrowings:
Borrowings	31,455	124,384	84,229
Payments	(453,948)	(81,237)	(139,619)
Proceeds from stock option exercises	180	—	—
Other amounts (paid) received due to financing activities	(24,319)	61,758	(1,310)
Net cash (used) provided by financing activities	(113,397)	49,917	(87,593)
Total net cash flows for the year	(37,840)	86,805	75,822
Beginning balance of cash and cash equivalents	196,982	116,666	48,651
Exchange differences on cash and cash equivalents in foreign currencies	25,330	(6,489)	(7,807)
Ending balance of cash and cash equivalents	184,472	196,982	116,666
Ending balance of cash and cash equivalents from statement of financial position	184,472	196,931	116,666
Ending balance of cash and cash equivalents included within assets and disposal groups classified as held for sale	—	51	—

Notes 1 to 30 are an integral part of the consolidated financial statements

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016, and 2015

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

On December 23, 2015, Ferroglobe PLC consummated the acquisition (“Business Combination”) of Globe Specialty Metals, Inc. and subsidiaries (“GSM” or “Globe”) and Grupo FerroAtlántica, S.A.U. (“Grupo FerroAtlántica” or “FerroAtlántica” or the “Predecessor”). FerroAtlántica is considered the Predecessor under applicable SEC rules and regulations.

For fiscal year 2015, Ferroglobe’s consolidated financial statements contain the combined results of the Parent Company for the period from February 5, 2015 (inception of the Company) to December 31, 2015, FerroAtlántica as of and for the year ended December 31, 2015, and GSM for the period of 8 days as of and ended December 31, 2015.

Presentation of results of Spanish energy business

As described in Note 29 of these financial statements, the Company signed an agreement for the sale of its Spanish energy business on December 12, 2016. The results of operations of the division were previously presented as a discontinued operation in the consolidated financial statements for the years ended December 31, 2016 and 2015 and the assets and liabilities of the business are classified as held for sale in accordance with requirements of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations as of December 31, 2016. Subsequently, in July 2017, the Company announced that it did not receive the necessary regulatory approvals to divest of these assets and the sale did not proceed. Accordingly, the results of Spanish energy business are presented within continuing operations for the year ended December 31, 2017 and the consolidated income statements for prior periods have been re-presented to show the results of the Spanish energy business within income from continuing operations.

2.    Organization and Subsidiaries

Ferroglobe has a diversified production base consisting of production facilities across the United States, Europe, South America, South Africa and Asia.

The subsidiaries of Ferroglobe as of December 31, 2017, classified by business activity, were as follows:

	Percentage of Ownership
	Direct	Total	Line of Business	Registered
Alabama Sand and Gravel, Inc. (2)	—	100.0	Electrometallurgy ‑ North America	Delaware - USA
Alden Resources, LLC (2)	—	100.0	Electrometallurgy - North America	Delaware - USA
Alden Sales Corporation, LLC (2)	—	100.0	Electrometallurgy - North America	Delaware - USA
Core Metals Group Holdings, LLC (2)	—	100.0	Electrometallurgy - North America	Delaware - USA
Core Metals Group, LLC (2)	—	100.0	Electrometallurgy - North America	Delaware - USA
Gatliff Services, LLC (2)	—	100.0	Electrometallurgy - North America	Delaware - USA
GBG Holdings, LLC (2)	—	100.0	Electrometallurgy - North America	Delaware - USA
Globe Metallurgical Inc. (2)	—	100.0	Electrometallurgy - North America	Delaware - USA
Globe Metals Enterprises, Inc. (2)	—	100.0	Electrometallurgy - North America	Delaware - USA
GSM Alloys I, Inc. (2)	—	100.0	Electrometallurgy - North America	Delaware - USA
GSM Alloys II, Inc. (2)	—	100.0	Electrometallurgy - North America	Delaware - USA
GSM Enterprises Holdings, Inc. (2)	—	100.0	Electrometallurgy - North America	Delaware - USA
LF Resources, Inc. (2)	—	100.0	Electrometallurgy - North America	Delaware - USA
Norchem, Inc. (2)	—	100.0	Electrometallurgy - North America	Florida - USA
QSIP Canada ULC (2)	—	100.0	Electrometallurgy - North America	Canada
Quebec Silicon LP (2)	—	51.0	Electrometallurgy - North America	Canada
Tennessee Alloys Company, LLC (2)	—	100.0	Electrometallurgy - North America	Delaware - USA
West Virginia Alloys, Inc. (2)	—	100.0	Electrometallurgy - North America	Delaware - USA
WVA Manufacturing, LLC (2)	—	51.0	Electrometallurgy - North America	Delaware - USA
Cuarzos Industriales, S.A.U.	—	100.0	Electrometallurgy - Europe	A Coruña - Spain
Ferroatlántica, S.A.U. - Electrometallurgy (1)	—	100.0	Electrometallurgy - Europe	Madrid - Spain
FerroPem, S.A.S.	—	100.0	Electrometallurgy - Europe	France
Grupo FerroAtlántica, S.A.U	100	100.0	Electrometallurgy - Europe	Madrid - Spain
Hidro-Nitro Española, S.A. - Electrometallurgy (1)	—	100.0	Electrometallurgy - Europe	Madrid - Spain
Rocas, Arcillas y Minerales, S.A.	—	66.7	Electrometallurgy - Europe	A Coruña - Spain
Rebone Mining (Pty.), Ltd.	—	100.0	Electrometallurgy - South Africa	Polokwane - South Africa
Silicon Smelters (Pty.), Ltd.	—	100.0	Electrometallurgy - South Africa	Polokwane - South Africa
Silicon Technology (Pty.), Ltd.	—	100.0	Electrometallurgy - South Africa	South Africa
Thaba Chueu Mining (Pty.), Ltd.	—	74.0	Electrometallurgy - South Africa	Polokwane - South Africa
Cuarzos Industriales de Venezuela (Cuarzoven), S.A.	—	100.0	Other segments	Venezuela
Ferroatlántica de Venezuela (FerroVen), S.A.	—	90.0	Other segments	Venezuela
Actifs Solaires Bécancour, Inc	—	100.0	Other segments	Canada
Emix, S.A.S.	—	100.0	Other segments	France
Ferroatlántica Brasil Mineraçao Ltda.	—	70.0	Other segments	Brazil
FerroAtlántica Canada Company Ltd	—	100.0	Other segments	Canada
Ferroatlántica de México, S.A. de C.V.	—	100.0	Other segments	Nueva León - Mexico
Ferroatlántica Deutschland, GmbH	—	100.0	Other segments	Germany
Ferroatlántica I+D, S.L.U.	—	100.0	Other segments	Madrid - Spain
FerroAtlántica India Private Limited	—	100.0	Other segments	India
Ferroatlántica y Cía., F. de Ferroaleac. y Metales, S.C.	—	100.0	Other segments	Madrid - Spain
Ferroatlántica, S.A.U. - Other segments - Energy (1)	—	100.0	Other segments	Madrid - Spain
FerroAtlántica International Ltd	—	100.0	Other segments	United Kingdom
Ferroglobe Services plc	100	100.0	Other segments	United Kingdom
FerroManganese Mauritania SARL	—	10.0	Other segments	Mauritania
Ferroquartz Company Ltd	—	100.0	Other segments	Canada
Ferroquartz Holdings, Ltd	—	100.0	Other segments	Hong Kong
FerroQuartz Mauritania SARL	—	90.0	Other segments	Mauritania
FerroQuébec, Inc.	—	100.0	Other segments	Canada
FerroTambao, SARL	—	90.0	Other segments	Burkina Faso
Ferrosolar OPCO Group SL. (3)	—	75.0	Other segments	Spain
Ferrosolar R&D SL. (3)	—	51.0	Other segments	Spain
Ganzi Ferroatlántica Silicon Industry Company, Ltd.	—	75.0	Other segments	Yuanyangba, Kanding Country -Sichuan -China
Globe Metales S.A. (2)	—	100.0	Other segments	Argentina
Globe Specialty Metals, Inc. (2)	100	100.0	Other segments	Delaware - USA
Hidro-Nitro Española, S.A. - Other segments - Energy (1)	—	100.0	Other segments	Madrid - Spain
Mangshi FerroAtlántica Mining Industry Service CompanyLtd	—	100.0	Other segments	MangShi, Dehong -Yunnan -China
MangShi Sinice Silicon Industry Company Limited	—	100.0	Other segments	MangShi, Dehong -Yunnan -China
Ningxia Yongvey Coal Industrial Co., Ltd. (2)	—	98.0	Other segments	China

(1)	FerroAtlántica, S.A.U. and Hidro Nitro Española, S.A. carry on business activities in both the Electrometallurgy – Europe and Other segments – Energy.
(2)	Entered to the scope of consolidation during 2015 as a result of the business combination (GSM subsidiary).
(3)	Entered to the scope of consolidation during 2017.

Subsidiaries are all companies over which Ferroglobe has control.

Control is achieved when the Company:

•	has power over the investee;
•	is exposed, or has rights, to variable returns from its involvement with the investee; and
•	has the ability to use its power over the investee to affect the amount of the investor’s returns.

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

The Company uses the acquisition method to account for the acquisition of subsidiaries. According to this method, the consideration transferred for the acquisition of a subsidiary corresponds to the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred also includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Any contingent consideration transferred by the Company is recognized at fair value at the date of acquisition. Subsequent changes in the fair value of the contingent consideration classified as an asset or a liability are recognized in accordance with IAS 39 either in the income statement or in the statement of comprehensive (loss) income. The costs related to the acquisition are recognized as expenses in the years incurred. The identifiable assets acquired and the liabilities and contingent liabilities assumed in a business combination are initially recognized at their fair value at the date of acquisition. The Company recognizes any non-controlling interest in the acquiree at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.

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

3.    Basis of presentation and basis of consolidation

3.1 Basis of presentation

These consolidated financial statements have been issued in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Interpretations Committee (collectively “IFRS”).

The consolidated financial statements have been authorized for issuance on April 30, 2018.

All accounting policies and measurement bases with effect on the consolidated financial statements were applied in their preparation.

The consolidated financial statements were prepared on a historical cost basis, with the exceptions disclosed in the notes to the consolidated financial statements, where applicable, and in those situations where IFRS requires that financial assets and financial liabilities are valued at fair value.

3.2 International financial reporting standards

Application of new accounting standards

a)    Standards, interpretations and amendments effective from January 1, 2017, applied by the Company in the preparation of these consolidated financial statements:

•	IAS 12 (Amendment) ‘Recognition for Deferred Tax for Unrealized Losses’. This amendment is mandatory for annual periods beginning on or after January 1, 2017, earlier application is permitted.
•	IAS 7 (Amendment) ‘Disclosure Initiative’. This amendment is mandatory for annual periods beginning on or after January 1, 2017, earlier application is permitted.
•	Annual improvements cycle to IFRS 2014-2016, beginning on or after January 1, 2017.

The applications of these amendments have not had any material impact on these consolidated financial statements.

b)    Standards, interpretations and amendments that will be effective for periods beginning on or after January 1, 2018:

•	IFRS 9 ‘Financial Instruments’. This Standard will be effective from January 1, 2018, earlier applications is permitted.
•	IFRS 15 ‘Revenue from Contracts with Customers’. IFRS 15 is applicable for annual periods beginning on or after January 1, 2018, earlier application is permitted.
•	IFRS 16 ‘Leases’. This Standard is applicable for annual periods beginning on or after January 1, 2019, earlier application is permitted, but conditioned to the application of IFRS 15.
•

IFRS 15 (Amendment) ‘Clarifications to IFRS 15 Revenue from Contracts with Customers’. This amendment is mandatory for annual periods beginning on or after January 1, 2018, earlier application is permitted.

•

IFRS 2 (Amendment) ‘Classification and Measurement of Share-based Payment Transactions’. This amendment is mandatory for annual periods beginning on or after January 1, 2018, earlier application is permitted.

•

IFRS 4 (Amendment). Applying IFRS 9 ‘Financial Instruments’ with IFRS 4 ‘Insurance Contracts’. This amendment is mandatory for annual periods beginning on or after January 1, 2018, earlier application is permitted.

•	IFRIC Interpretation 22 ‘Foreign Currency Transactions and Advance Consideration’, mandatory for annual periods beginning on or after January 1, 2018, earlier application is permitted.
•	IFRIC Interpretation 23 ‘Uncertainty over Income Tax Treatments’, mandatory for annual periods beginning on or after January 1, 2019, earlier application is permitted.
•	IAS 19 (Amendment) ‘Plan Amendment, Curtailment or Settlement’ This amendment is mandatory for annual periods beginning on or after January 1, 2019, earlier application is permitted

•	IAS 40 (Amendment) ‘Transfers of Investments Property’. This amendment is mandatory for annual periods beginning on or after January 1, 2018, earlier application is permitted.
•

IFRS 10 and IAS 28 (Amendments) ‘Sale or Contribution of Assets between an Investor and its Associate or Joint Venture.’ These changes will be applicable to accounting periods beginning on the effective date, still to be determined, although early adoption is allowed.

•

IFRS 17 ‘Insurance Contracts’. This Standard is applicable for annual periods beginning on or after January 1, 2021, with early adoption permitted if both IFRS 15 ‘Revenues from contracts with Customers’ and IFRS 9 ‘Financial Instruments’ have also been applied.

•	Annual improvements cycle to IFRS 2014-2016, beginning on or after January 1, 2018.
•	Annual improvements cycle to IFRS 2015-2017, beginning on or after January 1, 2019.

Except as set out further below, the Company does not anticipate any significant impact on the consolidated financial statements derived from the application of the new standards and amendments that will be effective for annual periods beginning on or after January 1, 2018, although it is currently still in process of evaluating such application.

Adoption of IFRS 9 – Financial Instruments

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities, introduces a new impairment model for financial assets, as well as new rules for hedge accounting. The standard replaces the existing standard, IAS 39 – Financial Instruments: Recognition and Measurement, in its entirety. Ferroglobe will adopt IFRS 9 for the financial reporting period beginning January 1, 2018.

Classification and measurement: IFRS 9 establishes a principle-based approach for classification of financial assets based on the cash flow characteristics of the asset and the business model in which an asset is held. The Company anticipates no significant changes in the classification of financial assets under this model.

Derecognition of financial liabilities: IFRS 9 sets out that when the terms of a financial liability are modified without this resulting in derecognition, a gain or loss should be recognized. This modification gain or loss is equal to the difference between the present value of the cash flows under the original and modified terms discounted at the original effective interest rate. Previously, under IAS 39, this gain or loss was amortized over the life of the modified financial liability through the effective interest rate. At January 1, 2018, Ferroglobe has no outstanding financial liabilities that had previously been modified and therefore there is no impact to the Company’s statement of financial position upon adoption of IFRS 9. The accounting for any future modifications would follow IFRS 9.

Impairment: IFRS 9 introduces a forward-looking expected credit loss model that may result in earlier recognition of credit losses than the incurred loss model of IAS 39. Given the short-term nature of the majority of Ferroglobe’s financial assets, the low level of credit losses and the Company’s active management of credit risk, the Company does not expect a significant impact on adoption of IFRS 9.

Hedge accounting: IFRS 9 has simplified hedge accounting requirements and more closely aligned them to an entity’s risk management strategy. Upon adoption of IFRS 9, Ferroglobe’s existing hedge relationship will continue to qualify as an effective cash flow hedge and there will be no impact of the standard on the Company’s statement of financial position at January 1, 2018. IFRS 9 has also clarified that when measuring ineffectiveness in a hedging relationship, currency basis is an item that that is present in certain derivatives, such as Ferroglobe’s cross currency swap (see Note 19), but not in the hedged item. This difference may result in increased ineffectiveness and volatility in Ferroglobe’s profit or loss in the future, but the impact of this is not expected to be material.

Adoption of IFRS 15 – Revenue from Contracts with Customers

IFRS 15 provides a single model of accounting for revenue arising from contracts with customers, focusing on the identification and satisfaction of performance obligations. The standard replaces all existing revenue standards and interpretations in IFRS. Ferroglobe will adopt IFRS 15 for the financial reporting period beginning January 1, 2018.

Under IFRS 15, revenue from contracts with customers is recognized when or as the Company satisfies a performance obligation by transferring a promised good or service to a customer. A good or service is transferred when the customer obtains control of that good or service. The transfer of control of silicon metal, silicon-based specialty alloys, ferroalloys and other items sold by the Company usually coincides with title passing to the customer and as guided by the Incoterms. The Company principally satisfies its performance obligations at a point in time and the amounts of revenue recognized relating to performance obligations satisfied over time are not significant. The accounting for revenue under IFRS 15 does not, therefore, represent a substantive change from the Company’s current practice for recognizing revenue from sales to customers. Ferroglobe has concluded that IFRS 15 will not have a material quantitative impact on the financial results of the Company for the forthcoming financial period. The standard also has no material effect on the Company’s net assets as at 1 January 2018 and so no transition adjustment will be presented. Due to new disclosures required by IFRS 15, Ferroglobe expects to provide more detailed disclosure of revenue from contracts with customers in its financial statements for the year ended December 31, 2018. This includes disclosure of revenue disaggregated into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

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

Non-controlling interests are presented in “Equity – Non-controlling interests” in the consolidated statement of financial position, separately from the consolidated equity attributable to the Parent. The share of non-controlling interests in the profit or loss for the year is presented under “Loss attributable to non-controlling interests” in the consolidated income statement.

When necessary, adjustments are made to the financial statements of subsidiaries to align the accounting policies used to the accounting policies of the Company.

4.    Accounting policies

The principal IFRS accounting policies applied in preparing these consolidated financial statements were in effect at the date of preparation are described below. The Company did not early adopt any of the new standards described in Note 3.2.

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

The Company’s main intangible assets are as follows:

Development expenditures

Development expenditures are capitalized if they meet the requirements of identifiability, reliability in cost measurement and high probability that the assets created will generate economic benefits. Developmental expenditures are amortized on a straight-line basis over the useful lives of the assets, which are between four and ten years.

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

When the construction and start-up of non-current assets require a substantial period of time, the borrowing costs incurred over that period are capitalized. In 2017, 2016 and 2015 no material borrowing costs were capitalized.

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

Depreciation

The Company depreciates Property, plant and equipment using the straight-line method at annual rates based on the following years of estimated useful life:

Years of
Estimated
Useful
Life
Properties for own use	25-50
Plant and machinery	8-20
Tools	12.5-15
Furniture and fixtures	10-15
Computer hardware	4-8
Transport equipment	10-15

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

4.5 Financial instruments

Financial assets and financial liabilities are recognized in the Company’s statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

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

Derecognition of financial assets

The Company derecognizes a financial asset when:

-	the rights to receive cash flows from the asset have expired; or
-

the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

If the Company retains substantially all of the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

Financial liabilities

Amortized cost:

The main financial liabilities of the Company are held-to-maturity financial liabilities, which are measured at amortized cost. The financial liabilities held by the Company are classified as:

•	Bank borrowings, other loans and debt instruments:

Bank borrowings, other loans and debt instruments are recognized at the amount of proceeds received, net of transaction costs. They are subsequently measured at amortized cost. Borrowing costs are recognized in the consolidated income statement on an accrual basis using the effective interest method and are added to the carrying amount of the liability to the extent that they are not settled in the period in which they arise.

•	Trade and other payables:

Trade payables are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest method.

Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: in the principal market for the asset or liability; or in the absence of a principal market, in the most advantageous market for the asset or liability.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
•	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
•	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For those assets and liabilities measured at fair value at the balance sheet date, further information on fair value measurement is provided in Note 28.

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

The Company recognizes biological assets when:

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

The consolidated financial statements include all the material provisions with respect to which it is considered that it is probable that the obligation will have to be settled. Contingent liabilities are not recognized in the consolidated financial statements, but rather are disclosed, as required by IAS 37 (see Note 24).

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

The Company recognizes provisions for these benefits as the related rights vest and on the basis of actuarial studies. These amounts are recognized under “Provisions” in the consolidated statement of financial position, on the basis of their expected due payment dates. All plan assets are separately from the rest of the Company’s assets.

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

The balance of provisions and disclosures disclosed in Notes 15 and 24 reflects management’s best estimation of the potential exposure as of the date of preparation of these financial statements.

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

Deferred tax assets and liabilities are offset only when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority or either the same taxable entity or different taxable entities where there is an intention to settle the current tax assets and liabilities on a net basis or to realize the assets and settle the liabilities simultaneously.

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

Note 4.17 details the Company’s accounting policies for these derivative financial instruments. Also, Note 27 to these consolidated financial statements details the financial risk policies of Ferroglobe.

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

4.16 Operating profit (loss) before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other losses

The Company presents in the consolidated income statement a subtotal ‘Operating profit (loss) before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other losses’. The Company uses this subtotal in their analysis of the performance of the Company. In accordance with IAS 1.85a, modified in December 2014, when an entity presents subtotals, those subtotals shall (i) be composed of line items made up of amounts recognized and measured in accordance with IFRS, (ii) be presented and labelled in a manner that makes the line items that constitute the subtotal clear and understandable, (iii) be consistent from period to period and (iv) not be displayed with more prominence than the subtotals and totals required in IFRS for the statement presenting profit or loss. Consequently, the Company, concluded that the presentation of this subtotal in the face of the consolidated income statement is essential for the understanding the financial performance of the Company.

4.17 Derivative financial instruments

In order to mitigate the economic effects of exchange rate and interest rate fluctuations to which it is exposed as a result of its business activities, the Company uses derivative financial instruments, such as cross currency swaps and interest rate swaps.

The Company’s derivative financial instruments are set out in Note 19 to these consolidated financial statements and the Company’s financial risk management policies are set out in Note 27.

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition of profit or loss depends on the nature of the hedge relationship. The gain or loss recognized in respect of derivatives that are not designated and effective as a hedging instrument is recognized in the consolidated income statement in the line item financial derivative gain (loss).

A derivative with a positive fair value is recognized as a financial asset within the line item other financial assets whereas a derivative with a negative fair value is recognized as a financial liability within the line item other financial liabilities. A derivative is presented as a non-current asset or non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months.

Hedge accounting

The Company designates certain derivatives as cash flow hedges. For further details, see Note 19 of the consolidated financial statements.

At the inception of the hedge relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge transaction. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to any ineffective portion is recognized immediately in profit or loss, and is included in the financial derivative gain (loss) line item.

Amounts previously recognized in other comprehensive income and accumulated in equity in the valuation adjustments reserve are reclassified to profit or loss in the periods when the hedged item is recognized in profit or loss, in the same line of the income statement as the recognized hedged item.

Hedge accounting is discontinued when the Company revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income at that time is accumulated in equity and is recognized when the forecast transaction is ultimately recognized in profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

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

The amount of such grants was not material at December 31, 2017 and 2016.

4.19 Termination benefits

Under current labor legislation, the Company is required to pay termination benefits to employees whose employment relationship is terminated under certain conditions. The payments for termination benefits, when they arise, are charged as an expense when the decision to terminate the employment relationship is taken. At December 31, 2017 and 2016, the liabilities related to termination benefits were not material.

4.20 CO2 emission allowances

CO2 emission allowances are measured at cost of acquisition. Allowances acquired free of charge under governmental schemes are initially measured at market value at the date received. At the same time, a grant is recognized for the same amount under “deferred income”.

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

5.    Business Combinations

On December 23, 2015, Ferroglobe PLC consummated the acquisition of 100% of the equity interests of Globe Specialty Metals, Inc. and subsidiaries and Grupo FerroAtlántica. After consummating this transaction, FerroAtlántica is considered the Predecessor under applicable SEC rules and regulations; and, therefore, all companies of Globe (see Note 2) were considered additions to the scope of consolidation of Ferroglobe in 2015. FerroAtlántica is the deemed “accounting acquirer”.

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

The acquisition consideration consisted of the fair value of the Ferroglobe Ordinary Shares issued to Globe Shareholders on the closing date of the Business Combination, plus the portion of the “Replacement awards” that are attributable to pre-combination service of Globe employees.

Under the terms of the BCA, share-based compensation awards that were issued by Globe and were outstanding and unexercised as of the date of the Business Combination were exchanged with Ferroglobe share-based awards (“Replacement Awards”) as follows (see Note 21—Other Liabilities, for further details regarding our share-based compensation awards):

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

Balances
US$'000
ASSETS
Non-current assets
Goodwill	425,413
Other intangible assets	43,746
Property, plant and equipment	584,617
Non-current financial assets	2,521
Deferred tax assets	22,994
Other non-current assets	1,386
Total non-current assets acquired	1,080,677
Current assets
Inventories	117,230
Trade and other receivables	73,753
Current financial assets	4,112
Other current assets	5,231
Cash and cash equivalents	77,709
Total current assets acquired	278,035
Total assets acquired	1,358,712
Non-current liabilities
Provisions	33,877
Bank borrowings	100,048
Obligations under finance leases	3,283
Other non-current liabilities	4,451
Deferred tax liabilities	140,435
Total non-current liabilities acquired	282,094
Current liabilities
Provisions	5,439
Bank borrowings	1,167
Obligations under finance leases	2,627
Trade and other payables	58,044
Other current liabilities	66,770
Total current liabilities acquired	134,047
Net assets acquired	942,571
Non-controlling interests	(144,533)
Acquisition consideration	798,038

Goodwill arose in the Business Combination as the acquisition consideration exceeded the fair value of the identifiable net assets acquired, including identifiable intangible assets. Goodwill is not deductible for tax purposes.

The purchase price allocation was not final at December 31, 2015 and subsequent changes were made to the fair value of the identifiable net assets acquired. As a result, acquired Property, plant and equipment decreased by $40,794 thousand, Deferred tax assets increased by $2,972 thousand and Deferred tax liabilities decreased by $14,900 thousand, which resulted in an increase to Goodwill of $22,922  thousand.

GSM was included in the scope of consolidation as of December 23, 2015, as indicated above, contributed “2015 - Sales” of $10,898 thousand and “2015 - Profit attributable to the Parent” of $68 thousand.

In the fiscal year ended December 31, 2015 if GSM had been included in the scope of consolidation from January 1, 2015, GSM would have contributed “2015 - Sales—pro-forma” of $733,916 thousand and “2015 - Losses Attributable to the Parent – pro-forma” of $53,260 thousand. In determining unaudited “pro-forma” data, the Company calculated the depreciation of “Property, plant and equipment” based on the fair values determined in the initial accounting for the Business Combination rather than the carrying amounts recognized in the pre-acquisition financial statements.

Total expenditures incurred by the Predecessor and/or the Parent for the consummation of the Business Combination totaling $22,132 thousand are included in “Other operating expenses” in the consolidated income statement for 2015 and other costs totaling $9,414 thousand have been recorded as “Equity—Reserves”, under IFRS 3.

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

During 2017, upon further evaluation of the management reporting structure, it was concluded that our reportable segments would be amended to no longer reflect Venezuela as a separate reportable segment. The decision was taken as a result of on-going economic, political and social instability in the region which has resulted in uncertainty surrounding the cash flow generation capacity of our operations. During the year-ended December 31, 2016, due to the uncertainty in Venezuela substantially all assets were impaired. The segment previously recognized ‘Electrometallurgy – Venezuela’ now forms part of our ‘Other segments’. The comparative periods have been restated to conform to the 2017 reportable segment presentation.

The consolidated income statements at December 31, 2017, 2016 and 2015, by reportable segment, are as follows:

	2017
	Electrometallurgy -	Electrometallurgy -	Electrometallurgy -		Adjustments/
	North America	Europe	South Africa	Other segments	Eliminations (**)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Sales	541,143	1,083,200	122,504	60,199	(65,353)	1,741,693
Cost of sales	(303,096)	(690,589)	(81,744)	(33,616)	65,650	(1,043,395)
Other operating income	2,701	12,681	2,868	15,619	(15,670)	18,199
Staff costs	(90,802)	(147,595)	(23,495)	(39,851)	(220)	(301,963)
Other operating expense	(68,537)	(107,130)	(24,462)	(55,955)	16,158	(239,926)
Depreciation and amortization charges, operating allowances and write-downs	(66,789)	(27,404)	(5,788)	(4,557)	9	(104,529)
Operating profit (loss) before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other gains and losses	14,620	123,163	(10,117)	(58,161)	574	70,079
Impairment losses	(30,618)	—	—	(323)	(16)	(30,957)
Net gain due to changes in the value of assets	—	—	7,222	—	282	7,504
(Loss) gain on disposal of non-current assets	(3,718)	301	(138)	(818)	57	(4,316)
Other (loss) gain	—	(13,604)	—	(2,625)	13,616	(2,613)
Operating (loss) profit	(19,716)	109,860	(3,033)	(61,927)	14,513	39,697
Finance income	448	6,733	404	191,261	(195,138)	3,708
Finance costs	(4,567)	(40,106)	(7,361)	(48,486)	35,108	(65,412)
Financial derivative loss	—	—	—	(6,850)	—	(6,850)
Exchange differences	(191)	5,938	(1,197)	3,730	(66)	8,214
(Loss) profit before tax	(24,026)	82,425	(11,187)	77,728	(145,583)	(20,643)
Income tax benefit (expense)	29,386	(26,031)	2,068	9,692	(294)	14,821
Profit (loss) for the year	5,360	56,394	(9,119)	87,420	(145,877)	(5,822)
Loss (profit) attributable to non-controlling interests	4,734	(370)	(147)	951	(24)	5,144
Profit (loss) attributable to the Parent	10,094	56,024	(9,266)	88,371	(145,901)	(678)

	2016 (*)
	Electrometallurgy -	Electrometallurgy -	Electrometallurgy -		Adjustments/
	North America	Europe	South Africa	Other segments	Eliminations (**)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Sales	521,192	949,547	142,160	90,337	(127,199)	1,576,037
Cost of sales	(325,254)	(672,026)	(99,124)	(79,912)	132,904	(1,043,412)
Other operating income	362	25,908	3,422	4,713	(8,190)	26,215
Staff costs	(82,032)	(132,440)	(23,589)	(58,577)	239	(296,399)
Other operating expense	(64,606)	(118,269)	(28,834)	(37,964)	5,727	(243,946)
Depreciation and amortization charges, operating allowances and write-downs	(73,530)	(31,730)	(4,732)	(12,818)	(2,867)	(125,677)
Operating (loss) profit before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other gains and losses	(23,868)	20,990	(10,697)	(94,221)	614	(107,182)
Impairment losses	(193,000)	(1,077)	(8,147)	(59,248)	(6,617)	(268,089)
Net gain (loss) due to changes in the value of assets	—	—	1,896	—	(5)	1,891
Gain (loss) on disposal of non-current assets	—	—	21	446	(127)	340
Other (loss) gain	—	(32,655)	—	(2,514)	35,129	(40)
Operating (loss) profit	(216,868)	(12,742)	(16,927)	(155,537)	28,994	(373,080)
Finance income	1	11,551	744	6,639	(17,399)	1,536
Finance costs	(3,249)	(16,540)	(6,038)	(13,629)	9,205	(30,251)
Exchange differences	(438)	2,436	(2,164)	(3,290)	(57)	(3,513)
(Loss) profit before tax	(220,554)	(15,295)	(24,385)	(165,817)	20,743	(405,308)
Income tax benefit (expense)	9,982	(10,505)	4,433	40,160	2,625	46,695
(Loss) profit for the year	(210,572)	(25,800)	(19,952)	(125,657)	23,368	(358,613)
Loss (profit) attributable to non-controlling interests	6,044	(93)	856	11,827	1,552	20,186
(Loss) profit attributable to the Parent	(204,528)	(25,893)	(19,096)	(113,830)	24,920	(338,427)

	2015 (*)
	Electrometallurgy -	Electrometallurgy -	Electrometallurgy -		Adjustments/
	North America	Europe	South Africa	Other segments	Eliminations (**)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Sales	10,062	1,174,968	219,890	129,123	(217,453)	1,316,590
Cost of sales	(6,200)	(811,114)	(134,978)	(88,041)	221,597	(818,736)
Other operating income	17	52,211	5,070	2,109	(43,656)	15,751
Staff costs	(1,983)	(148,652)	(24,663)	(30,574)	3	(205,869)
Other operating expense	(276)	(142,867)	(29,237)	(67,347)	39,431	(200,296)
Depreciation and amortization charges, operating allowances and write-downs	(1,183)	(35,255)	(7,744)	(22,492)	(376)	(67,050)
Operating profit (loss) before impairment losses, net gains/losses due to changes in the value of assets, gains/losses on disposals of non-current assets and other gains and losses	437	89,291	28,338	(77,222)	(454)	40,390
Impairment losses	—	—	—	(52,042)	—	(52,042)
Net gain (loss) due to changes in the value of assets	—	—	1,336	(2,249)	1	(912)
Gain (loss) on disposal of non-current assets	—	1,468	—	(3,681)	(1)	(2,214)
Other (loss) gain	—	(40,983)	—	9,257	31,379	(347)
Operating profit (loss)	437	49,776	29,674	(125,937)	30,925	(15,125)
Finance income	6	36,206	501	4,869	(40,486)	1,096
Finance costs	(109)	(19,287)	(5,015)	(14,060)	8,066	(30,405)
Exchange differences	(44)	8,617	2,498	24,833	—	35,904
Profit (loss) before tax	290	75,312	27,658	(110,295)	(1,495)	(8,530)
Income tax expense	—	(22,953)	(7,807)	(16,580)	(2,602)	(49,942)
Profit (loss) for the year	290	52,359	19,851	(126,875)	(4,097)	(58,472)
(Profit) loss attributable to non-controlling interests	(41)	(61)	226	9,019	6,061	15,204
Profit (loss) attributable to the Parent	249	52,298	20,077	(117,856)	1,964	(43,268)

(*)The amounts for prior periods have been re-presented to show the results of the Spanish energy business within income from continuing operations as part of the Other segments, as described in Note 1 to the consolidated financial statements. In addition, the Venezuela segment is reflected as part of the Other segments, as described in Note 6 to the consolidated financial statements.

(**)The amounts correspond to transactions between segments that are eliminated in the consolidation process.

The consolidated statements of financial position at December 31, 2017 and 2016, by reportable segment are as follows:

	2017
					Consolidation
	Electrometallurgy -	Electrometallurgy -	Electrometallurgy -		Adjustments/
	North America	Europe	South Africa	Other segments	Eliminations (*)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Goodwill	205,287	—	—	—	—	205,287
Other intangible assets	26,724	20,381	1,505	10,048	—	58,658
Property, plant and equipment	512,003	167,314	64,331	174,326	—	917,974
Financial assets	16,174	69,555	—	6,055	—	91,784
Inventories	100,856	204,240	42,478	13,657	—	361,231
Receivables	165,006	260,612	35,330	833,243	(1,175,756)	118,435
Other assets	20,380	22,767	41,008	23,473	(45,212)	62,416
Cash and cash equivalents	10,886	153,967	6,912	12,707	—	184,472
Total assets	1,057,316	898,836	191,564	1,073,509	(1,220,968)	2,000,257

Equity	521,819	198,059	62,933	154,947	—	937,758
Deferred income	—	2,034	—	1,138	—	3,172
Provisions	28,602	56,654	11,080	19,156	—	115,492
Bank borrowings and other financial liabilities (excluded finance leases)	—	4,918	—	133,516	—	138,434
Debt instruments	—	—	—	350,270	—	350,270
Obligations under finance leases	1,994	—	—	80,639	—	82,633
Trade payables	321,710	584,542	95,082	380,834	(1,176,336)	205,832
Other non-trade payables	183,191	52,629	22,469	(46,991)	(44,632)	166,666
Total equity and liabilities	1,057,316	898,836	191,564	1,073,509	(1,220,968)	2,000,257

	2016
					Consolidation
	Electrometallurgy -	Electrometallurgy -	Electrometallurgy -		Adjustments/
	North America	Europe	South Africa	Other segments	Eliminations (*)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Goodwill	230,210	—	—	—	—	230,210
Other intangible assets	33,243	18,946	1,355	9,295	—	62,839
Property, plant and equipment	540,794	154,379	58,559	111,807	(83,933)	781,606
Financial assets	—	113,157	—	17,329	(110,769)	19,717
Inventories	73,901	183,868	40,475	20,575	(2,117)	316,702
Receivables	50,000	275,823	34,852	217,307	(354,497)	223,485
Other assets	37,220	30,050	20,285	59,576	(52,257)	94,874
Cash and cash equivalents	38,389	87,997	15,195	55,402	(52)	196,931
Assets and disposal groups classified as held for sale (Note 29)	—	—	—	—	92,937	92,937
Total assets	1,003,757	864,220	170,721	491,291	(510,688)	2,019,301

Equity	646,397	220,948	59,756	(6,798)	(28,261)	892,042
Deferred income	—	2,229	—	1,719	1	3,949
Provisions	29,837	50,482	11,770	11,832	(2,337)	101,584
Bank borrowings and other financial liabilities (excluded finance leases)	—	313,910	29,620	171,395	(5,575)	509,350
Obligations under finance leases	3,181	—	2,055	81,383	(81,382)	5,237
Trade payables	193,128	237,286	49,667	172,230	(463,867)	188,444
Other liabilities	131,214	39,365	17,853	59,530	(36,949)	211,013
Liabilities associated with assets held for sale (Note 29)	—	—	—	—	107,682	107,682
Total equity and liabilities	1,003,757	864,220	170,721	491,291	(510,688)	2,019,301

(*) These amounts correspond to balances between segments that are eliminated at consolidation.

Other disclosures

Sales by product line

Sales by product line are as follows:

	2017	2016	2015
	US$'000	US$'000	US$'000
Silicon metal	739,618	751,508	592,458
Manganese alloys	363,644	223,451	260,371
Ferrosilicon	266,862	242,788	228,830
Other silicon-based alloys	188,183	173,901	105,702
Silica fume	36,338	37,480	29,660
Other	147,048	146,909	99,569
Total	1,741,693	1,576,037	1,316,590

Information about major customers

Total sales of $820,897 thousand, $656,907 thousand, and $524,821 thousand were attributable to the Company’s top ten customers in 2017, 2016, and 2015 respectively. During 2017, sales corresponding to Dow Corning Corporation represented 12.2% of the Company’s sales (2016: 13.7%). The sales are to the Electrometallurgy - North America and Electrometallurgy - Europe segments. However, during 2015 no single customer represented more than 10% of the Company’s sales.

7.    Goodwill

Changes in the carrying amount of goodwill during the years ended December 31, are as follows:

	January 1,	Impairment	Exchange	December 31,	Impairment	Exchange	December 31,
	2016	(Note 25.5)	differences	2016	(Note 25.5)	differences	2017
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Thaba Chueu Mining (Pty.), Ltd.	1,438	(1,612)	174	—	—	—	—
Globe Specially Metals, Inc. (Globe) (see Note 5)	425,413	(193,000)	(2,203)	230,210	(30,618)	5,695	205,287
Total	426,851	(194,612)	(2,029)	230,210	(30,618)	5,695	205,287

In accordance with the requirements of IAS 36, goodwill is tested for impairment annually and is tested for impairment between annual tests if a triggering event occurs that would indicate the carrying amount of a cash-generating unit may be impaired. Impairment testing for goodwill is done at a cash-generating unit level, and the Company performs its annual impairment test at the end of the annual reporting period (December 31st). The estimate of the recoverable value of the cash-generating units requires significant judgment in evaluation of overall market conditions, estimated future cash flows, discount rates and other factors, and are calculated based on management’s business plans.

During the year ended December 31, 2017, in connection with our annual goodwill impairment test, the Company recognized an impairment charge of $30,618 thousand related to the partial impairment of goodwill in Canada, resulting from a decline in future estimated sales prices and a decrease in our estimated long-term growth rate which caused the Company to revise its expected future cash flows from its Canadian business operations. The impairment charge is recorded within the Electrometallurgy – North America reportable segment.

During the year ended December 31, 2016, in connection with our annual goodwill impairment test, the Company recognized an impairment charge of $193,000 thousand related to the partial impairment of goodwill at Globe, resulting from a sustained decline in sales prices that continued throughout 2016 and which caused the Company to revise its expected future cash flows from Globe’s business operations. The impairment charge is recorded within the

Electrometallurgy – North America reportable segment, of which $178,900 thousand is associated with U.S. cash-generating units and $14,100 thousand is associated with Canadian cash-generating units.

Ferroglobe operates in a cyclical market, and silicon and silicon-based alloy index pricing and foreign import pressure into the U.S. and Canadian markets impact the future projected cash flows used in our impairment analysis. Recoverable value was estimated based on discounted cash flows and market multiples. Estimates under the Company’s discounted income based approach involve numerous variables including anticipated sales price and volumes, cost structure, discount rates and long term growth that are subject to change as business conditions change, and therefore could impact fair values in the future. As of December 31, 2017, the remaining goodwill for the U.S and Canadian cash-generating units is $172,913 thousand and $32,374 thousand, respectively.

During the year ended December 31, 2016, the Company recognized an additional goodwill impairment charge of $1,612 thousand associated with its quartz mining business in South Africa, Thaba Chueu Mining (Pty.), Ltd. (Thaba Chueu), as a result of its expected future cash flows. In estimating the fair value of Thaba Chueu, we considered cash flow projections using assumptions about overall market conditions, expected domestic sales pricing, and cost reduction initiatives. The impairment charge represented a write-off of the entire goodwill balance at the cash-generating unit, and it is recorded within the Electrometallurgy – South Africa segment.

Key assumptions used in the determination of recoverable value

In determining the asset recoverability through value in use, management makes estimates, judgments and assumptions on uncertain matters. For each cash-generating unit, the value in use is determined based on economic assumptions and forecasted operating conditions as follows:

	2017		2016
	U.S.	Canada	U.S.	Canada
Weighted average cost of capital	10.5%	10.5%	9.0%	9.5%
Long-term growth rate	1.5%	1.5%	2.4%	3.0%
Normalized tax rate	27.1%	26.5%	40.0%	26.5%
Normalized cash free net working capital	21.0%	21.0%	15.0%	15.0%

The Company has defined a financial model which considers the revenues, expenditures, cash flows, net tax payments and capital expenditures on a five year period (2018‑2022), and perpetuity beyond this tranche. The financial projections to determine the net present value of future cash flows are modeled considering the principal variables that determine the historic flows of each group of cash-generating unit.

Sensitivity to changes in assumptions

Changing management’s assumptions, could significantly affect the evaluation of the value in use of our cash generating units and, therefore, the impairment result. The following changes to the assumptions used in the impairment test lead to the following:

		Excess of	Sensitivity on		Sensitivity on		Sensitivity on
		recoverable	discount rate		long-term growth rate		cash flows
		value over	Decrease	Increase	Decrease	Increase	Decrease	Increase
	Goodwill	carrying value	by 10%	by 10%	by 10%	by 10%	by 10%	by 10%
	(in millions of US$)
Electrometallurgy - U.S.	172.9	239.8	78.8	(62.4)	(7.1)	7.4	(59.3)	59.3
Electrometallurgy - Canada	32.4	—	12.6	(10.0)	(1.1)	1.2	(10.1)	10.1
Total	205.3

Refer to Note 9 (Property, plant and equipment) for discussion of Management’s impairment analysis of long-lived assets and impairments recognized during the year ended December 31, 2017 and 2016.

8.    Other intangible assets

Changes in the carrying amount of other intangible assets during the years ended December 31 are as follows:

					Other	Accumulated
	Development	Power Supply		Computer	Intangible	Depreciation	Impairment
	Expenditure	Agreements	Rights of Use	Software	Assets	(Note 25.3)	(Note 25.5)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2016	40,536	37,836	19,857	5,881	19,529	(43,129)	(8,891)	71,619
Additions	1,162	—	1,171	—	8,160	(12,649)	(230)	(2,386)
Disposals	—	—	—	—	(5,580)	—	—	(5,580)
Exchange differences	(1,344)	—	(683)	(66)	(325)	1,149	455	(814)
Balance at December 31, 2016	40,354	37,836	20,345	5,815	21,784	(54,629)	(8,666)	62,839
Additions	260	—	55	—	14,472	(8,440)	(443)	5,904
Disposals	—	—	—	(10)	(14,294)	565	—	(13,739)
Transfers from/(to) other accounts	4,044	—	—	—	(150)	(3,894)	—	—
Exchange differences	5,824	—	2,639	242	2,451	(6,353)	(1,149)	3,654
Balance at December 31, 2017	50,482	37,836	23,039	6,047	24,263	(72,751)	(10,258)	58,658

Development expenditure additions in 2017 and 2016 primarily relate to the development of the “Silicio Solar” project, undertaken by several subsidiaries.

Additions and disposals in other intangible asset in 2017 and 2016 primarily relate to the acquisition, use and expiration of rights held to emit greenhouse gasses by several Spanish and French subsidiaries (see Note 4.20).

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

Refer to Note 9 (Property, plant and equipment) for discussion of Management’s impairment analysis of long-lived assets and impairments recognized during the year ended December 31, 2017 and 2016.

9.    Property, plant and equipment

The detail of Property, plant and equipment, net of the related accumulated depreciation and impairment in 2017 and 2016 is as follows:

				Advances and
				Property, Plant		Other Items of
			Other Fixtures,	and Equipment		Property,
	Land and	Plant and	Tools and	in the Course of	Mineral	Plant	Accumulated
	Buildings	Machinery	Furniture	Construction	Reserves	and Equipment	Depreciation (Note 25.3)	Impairment (Note 25.5)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2016	222,462	1,339,403	5,100	81,028	59,989	30,059	(716,569)	(49,899)	971,573
Additions	488	3,017	801	60,035	—	204	(105,695)	(67,624)	(108,774)
Disposals and other	(600)	(1,448)	—	(688)	—	(7)	1,980	—	(763)
Transfers from/(to) other accounts	4,106	57,345	116	(61,567)	—	—	—	—	—
Exchange differences	(3,015)	(11,594)	28	(2,114)	—	1,947	13,399	4,854	3,505
Transfer to assets and disposal groups classified as held for sale and discontinued operations (see Note 29)	(32,383)	(166,668)	(73)	(26,829)	—	—	141,378	640	(83,935)
Balance at December 31, 2016	191,058	1,220,055	5,972	49,865	59,989	32,203	(665,507)	(112,029)	781,606
Additions	1,665	1,849	2,262	71,204	—	1,455	(94,051)	104	(15,512)
Disposals and other	(202)	(56,475)	(607)	(1,029)	—	(164)	49,403	—	(9,074)
Transfers from/(to) other accounts	5,228	49,892	377	(58,480)	(90)	(58)	3,131	—	—
Exchange differences	16,843	96,709	450	9,225	460	(1,072)	(73,575)	(5,058)	43,982
Additions to the scope of consolidation	1,648	97	—	16,985	—	—	—	—	18,730
Transfer from assets and disposal groups classified as held for sale (see Note 29)	35,058	178,677	79	40,814	—	—	(155,726)	(660)	98,242
Balance at December 31, 2017	251,298	1,490,804	8,533	128,584	60,359	32,364	(936,325)	(117,643)	917,974

Additions to the scope of consolidation represents the contribution by the non-controlling interest partner, Blue Power Corporation, S.L. (“Blue Power”) to the solar production facility located in Puertollano, Spain.

During 2017 and 2016 the Company has tested the long-lived assets for impairment of subsidiaries with uncertain cash flows.

As a result of the economic, political and social instability in Venezuela, uncertainty existed surrounding the cash flow generation capacity of FerroAtlántica de Venezuela, SA. (“FerroVen”). Due to these unfavorable conditions, the Company’s management decided to cease export sales at FerroVen until free market conditions are reestablished. Operations are continuing at a reduced level of output with sales made to the local domestic market, however until exports recommence the business is expected to generate minimal or negative cash flows. As a result, in 2016, the Company impaired FerroVen’s long-lived assets by $58,472 thousand, mostly relation to property, plant and equipment.

In 2016, the Company recognized impairment for the South African group mining subsidiary, Thaba Chueu Mining (Pty) Ltd., to the value of $9,176 thousand, comprising goodwill of $1,612 thousand intangible assets of $230 thousand and Property, plant and equipment of $7,334 thousand. The Company based this impairment assessment on the weak generation of expected future cash flows in the coming years, due to the unfavorable market conditions with third parties which was mainly linked to the low quartz prices in the local market.

During 2017, the Company reversed impairment of $685 thousand related to the Company’s hydroelectric facilities. During this same period, impairment was recognized of $581 thousand, which related to the abandonment of minor projects.

The Company takes out insurance policies to cover the possible risks to which its Property, plant and equipment are subject and against which claims might be filed in the pursuit of its business activities. These policies are considered to adequately cover the risks to which the related items were subject at December 31, 2017 and 2016.

Property, plant and equipment pledged as security

At December 31, 2017 and 2016, the Company has property, plant and equipment of $660,960 thousand and $597,385 thousand, respectively, pledged as security for outstanding bank loans and other payables.

Finance leases

Finance leases held by the Company included in Plant and Machinery at December 31 are as follows:

								Lease
		Time	Historical		Accumulated	Carrying	Interest	Payments
	Life	Elapsed	Cost	Cost	Depreciation	Amount	Payable	Outstanding
	(Years)	(Years)	(Euros)	($)	($)	($)	($)	($)
December 31, 2017 Hydroelectrical installations	10	5.6	109,047	130,780	(84,000)	46,780	—	80,639
December 31, 2016 Hydroelectrical installations (*)	10	4.6	109,047	114,946	(73,866)	41,080	—	81,383

(*)The balance of the assets and liabilities related to Hydroelectrical installations as of December 31, 2016 was presented as a disposal group held for sale (see Note 29). Refer to Note 17 for minimum finance lease payments by year.

These assets will revert back to the Spanish State, free of charges, between 2038 and 2060. The costs incurred at the time of the reversal are not deemed to be significant.

Commitments

As Pursuant to the Solar JV Agreement, FerroAtlántica has committed to incur capital expenditures in connection with the joint venture of approximately $62,000 thousand over the next two years. Plans for and financing of further phases are subject to agreement and approval by the parties to the Solar JV Agreement pursuant to specified procedures. To the extent the project continues into further phases, we would expect to commit, in the future and subject to appropriate approval and authorization, to incur approximately $53,500 thousand in joint venture‑related capital expenditures in the first year of the second phase.

At December 31, 2017 and 2016, the Company has capital expenditure commitments totaling $4,598 thousand and $12,493 thousand, respectively, primarily related to maintenance and improvement works at plants and as of December 31, 2016 the addition of 19 MW of annual capacity to existing hydroelectric power plants in Spain.

10.  Financial assets

Other financial assets

Other financial assets comprise the following at December 31:

	2017
	Non-
	Current	Current	Total
	US$'000	US$'000	US$'000
Other financial assets held with third parties:
Loans and receivables	3,081	—	3,081
Other	86,234	2,469	88,703
Total	89,315	2,469	91,784

	2016
	Non-
	Current	Current	Total
	US$'000	US$'000	US$'000
Other financial assets held with third parties:
Loans and receivables	2,388	—	2,388
Other	3,435	4,049	7,484
Total	5,823	4,049	9,872

At December 31, 2017, Other includes an amount of $82,638 thousand (2016: $nil) corresponding to an investment in subordinated loan notes issued by a special purpose entity that has purchased accounts receivable from the Company pursuant to a securitization program (see ‘Securitization of trade receivables’ below). The planned maturity of this amount is July 31, 2020 when the Program term ends.

At December 31, 2017, loans and receivables are stated net of a provision for impairment of $4,462 thousand in respect of amounts due from non-controlling interests (2016: $4,547 thousand). At December 31, 2016, other financial assets were stated net of a provision for impairment of $1,076 thousand. This amount was written off during the year ended December 31, 2017.

Non-current loans and receivables primarily relate to payments to local public-sector entities pursuant to local legislation of various subsidiaries, which will be paid back to the subsidiaries or replaced with third-party loans. These accounts are carried at amortized cost.

The planned long-term maturity of the above non-current loans and receivables at December 31 is as follows:

	2017
	2019	2020	2021	2022	Other	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Other financial assets held with third parties:
Loans and receivables	344	156	161	142	2,278	3,081

	2016
	2018	2019	2020	2021	Other	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Other financial assets held with third parties:
Loans and receivables	404	153	137	141	1,553	2,388

Trade and other receivables

Trade and other receivables comprise the following at December 31:

	2017	2016
	US$'000	US$'000
Trade receivables	67,947	152,303
Trade notes receivable	—	725
Unmatured discounted notes and bills	—	719
Doubtful trade receivables	17,346	14,671
Tax receivables(1)	27,118	17,299
Employee receivables	392	456
Other receivables	16,006	37,904
Less – allowance for doubtful debts	(17,346)	(14,671)
Total	111,463	209,406

(1)

“Tax receivables” is primarily related to VAT receivables, which are recovered either by offsetting against VAT payables or are expected to be refunded by the tax authorities in the relevant jurisdictions.

The trade and other receivables disclosed above are classified as loans and receivables and are therefore measured at amortized cost. Due to the short-term nature of these receivables, their carrying amount is considered to approximate their fair value.

The age of the past-due receivables for which no allowance had been recognized is as follows:

	2017	2016
	US$'000	US$'000
0-90 days	22,085	54,428
90-180 days	5,316	9,011
180-360 days	3,938	1,061
	31,339	64,500

The changes in the allowance for doubtful debts during 2017 and 2016 were as follows:

Allowance
US$'000
Balance at January 1, 2016	11,068
Impairment losses recognized (Note 25.3)	7,578
Amounts written off as uncollectible	(3,425)
Exchange differences	(550)
Balance at December 31, 2016	14,671
Impairment losses recognized (Note 25.3)	1,784
Amounts written off as uncollectible	(643)
Exchange differences	1,534
Balance at December 31, 2017	17,346

Sales to the Company’s biggest customer, Dow Corning Corporation, represented 12.2% of the Company’s sales during the year ended December 31, 2017 (2016: 13.7%).

Securitization of trade receivables

On July 31, 2017, the Company entered into an accounts receivable securitization program (the “Program”) where trade receivables held by the Company’s subsidiaries in the US, Canada, Spain and France are sold to Ferrous Receivables DAC, a special purpose entity domiciled and incorporated in Ireland (the “SPE”). Eligible receivables are sold to the SPE on an on-going basis at an agreed upon purchase price. Part of the consideration is received upfront in cash and part is deferred in the form of senior subordinated and junior subordinated loans notes issued by the SPE to the selling entities. Up to $250,000 thousand of upfront cash consideration can be provided by the SPE under the Program, financed by ING Bank N.V., as senior lender and Finacity Capital Management Inc., as intermediate subordinated lender and control party. In respect of trade receivables outstanding at December 31, 2017, the SPE had provided upfront cash consideration of approximately $166,525 thousand. The Program has a three-year term until July 31, 2020.

During the year ended December 31, 2017, the Company sold approximately $850 million of trade receivables to the SPE. The loss on transfer of the receivables, or purchase discount, which equates to difference between the carrying amount of the receivable and the purchase consideration, was $7,256 thousand and has been recognized within finance costs in the consolidated income statement (see Note 25.4).

As a lender to the SPE, the Company earns interest on its senior subordinated and junior subordinated loan receivables. During the year ended December 31, 2017, the Company earned interest of $1,313 thousand in respect of these loan receivables, recognized within finance income in the consolidated income statement.

The Company is engaged as master servicer to the SPE whereby the Company is responsible for the cash collection, reporting and cash application of the sold receivables. As master servicer, the Company earns a fixed management fee and an additional servicing fee which entitles the Company to a residual interest upon liquidation of the SPE. This results in the Company being exposed to variable returns. The additional servicing fee will only be paid out on liquidation of the SPE and from any excess cash flows remaining after all lenders to the SPE have been repaid. During the year ended December 31, 2017, the Company earned $622 thousand of servicing fees from the SPE. The service fee receivables are included in other non-current financial assets in the consolidated statement of financial position and this represents the Company’s maximum exposure to loss from this continuing involvement in the transferred assets.

Judgements relating to the consolidation of the SPE

The Company does not own shares in the SPE or have the ability to appoint its directors. In determining whether to consolidate the SPE, the Company has evaluated whether it has control over the SPE, in particular, whether it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Receivables are sold to the SPE under a true sale opinion with legal interest transferred from the Company to the SPE. While the sale of receivables to the SPE is without credit recourse, the Company continues to be exposed to the variability of risks and rewards associated with ownership as it is exposed to credit risk as senior subordinated and junior subordinated lender and it has rights to variable returns in respect of its remuneration as master servicer.

The Company considers that the returns of the investees in the SPE are affected by the management of the receivables portfolio. In particular, it is the management of any impaired receivables that significantly impacts the variability of the returns of the SPE. The act of servicing receivables on a day-to-day basis does not constitute a relevant activity, as this does not significantly impact the returns of the SPE. The intermediate subordinated lender, has the unabated ability to remove the Company as servicer of impaired receivables and take the decision to sell such receivables, giving it the unilateral power to affect the relevant activities of these receivables and thereby influence the variable returns. Accordingly, the Company has concluded that it does not control the SPE and therefore does not include the SPE in the Company’s consolidation.

Derecognition of transferred financial assets

The Company considers that when receivables are sold to the SPE, it has neither substantially transferred or substantially retained all the variability of risks and rewards associated with ownership of the receivables. The assets are pledged as security under the Senior Loans, therefore the SPV is restricted from selling them. According to that, the Company concludes that control of the assets has not been transferred and it should recognize the assets to the extent of its continuing involvement. This continuing involvement has been considered to equate to the investment in the junior subordinated note, and therefore has been deemed immaterial. At December 31, 2017, the derecognition of trade receivables has resulted in the recognition of loans to the SPE and receivables from the SPE totaling $82,638 thousand in aggregate, presented within other non-current financial assets. These loans and receivables have a contractual maturity of July 31, 2020 and their carrying amount of $82,638 thousand represent the entity’s maximum exposure to loss from the SPE. As senior subordinated and junior subordinated lender to the SPE, the Company’s has a security interest in the sold receivables. This interest is junior to that of the senior lender, ING Bank N.V. The Company’s expected credit loss in respect of these loans is not material.

The investment in the senior subordinated and junior subordinated loans is carried at fair value with changes in fair value recognized in profit and loss. As of December 31, 2017, the fair value did not differ significantly from the face value of the loans, and the valuation has been considered as level III in the IFRS fair value hierarchy since it is not primarily based on observable inputs. The senior subordinated and junior subordinated loans main characteristics are as follows:

	Amount	Interest
	US$'000	Rate	Currency
Senior Subordinated Loan	82,345	4%	U.S. Dollars
Junior Subordinated Loan	293	30%	U.S. Dollars

The junior subordinated Loan ranks fourth in the order of priority of payments, whereas the Senior Subordinated Loan ranks second in the priority of payments after the Senior Lender tranche. Finacity Capital Management Inc. investment in the intermediate subordinated loan ranks third in the order of priority of payments and the maximum investment committed by Finacity Capital Management Inc. amounts to $5,000 thousand.

Factoring without recourse arrangements

The Company enters into certain factoring without recourse arrangements for trade receivables. There were $3,801 thousand and $100,827 thousand of factored receivables outstanding as of December 31, 2017 and 2016, respectively. These factoring arrangements transfer substantially all the economic risks and rewards associated with the ownership of accounts receivable to a third party and therefore are accounted for by derecognizing the accounts receivable upon receiving the cash proceeds of the factoring arrangement.

11.   Inventories

Inventories comprise the following at December 31:

	2017	2016
	US$'000	US$'000
Finished industrial goods	160,060	116,629
Raw materials in progress and industrial supplies	177,728	176,568
Other inventories	24,902	23,708
Advances to suppliers	170	954
Less – provision for write-downs	(1,629)	(1,157)
Total	361,231	316,702

The changes in the provision for write-downs during 2017 and 2016 were as follows:

Provision for write-downs
US$'000
Balance at January 1, 2016	3,210
Charge for the year (Note 25.3)	—
Amount used	(2,048)
Exchange differences	(5)
Balance at December 31, 2016	1,157
Charge for the year (Note 25.3)	405
Amount used	(105)
Exchange differences	172
Balance at December 31, 2017	1,629

The write-downs in 2017 and 2016 were recognized to adjust the acquisition or production cost to the net realizable value of the inventories. The Company records other than temporary inventory impairment to Cost of sales in the consolidated income statement.

The Company’s purchase commitments totaled approximately $28,467 thousand at December 31, 2017 and $19,956 thousand at December 31, 2016.

At December 31, 2017 and 2016, approximately $0 and $118,561 thousand respectively, of inventories are secured as collateral for several outstanding loan agreements.

12.  Other assets

Other assets comprise the following at December 31:

	2017			2016
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Guarantees and deposits given	2,022	8	2,030	1,139	—	1,139
Prepayments and accrued income	—	2,977	2,977	—	6,211	6,211
Biological assets	27,279	—	27,279	17,365	—	17,365
Other assets	758	6,941	7,699	1,741	3,599	5,340
Total	30,059	9,926	39,985	20,245	9,810	30,055

Biological assets comprise timber farms in South Africa, which are a source of raw materials used for the production of silicon metal. The biological assets are measured at fair value (see Note 28).

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

Subsequently on December 23, 2015, Gordon Merger Sub, Inc., a wholly owned subsidiary of the Company, merged with Globe Specialty Metals, Inc., and all outstanding shares of GSM common stock, par value $0.0001 per share were converted to the right to receive one newly-issued Ferroglobe ordinary share, nominal value $7.50 per share. The ordinary shares were registered by the Company pursuant to a registration statement on Form F‑4, which was declared effective by the SEC on August 11, 2015, and trade on the NASDAQ Global Select Market under the ticker symbol “GSM.”

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

During the year ended December 31, 2017, the Company issued 138,578 new ordinary shares, comprising: 108,578 shares issued upon vesting of restricted stock units; and 30,000 shares issued upon exercise of stock options.

At December 31, 2017, there were 171,976,731 ordinary shares outstanding with a par value of $0.01, for a total issued and outstanding share capital of $1,796 thousand, (2016: 171,838,153 ordinary shares outstanding with a par value of $0.01, for a total issued and outstanding share capital of $1,795 thousand). At December 31, 2017, the Company’s largest shareholder is as follows:

	Number of Shares	Percentage of
Name	Beneficially Owned	Outstanding Shares
Grupo Villar Mir, S.A.U.	94,554,634	55.0%

Valuation adjustments

Valuation adjustments comprise the following at December 31:

	2017	2016
	US$'000	US$'000
Actuarial gains and losses	(2,998)	(7,509)
Hedging instruments and other	(13,801)	(4,378)
Total	(16,799)	(11,887)

Capital management

The Company’s primary objective is to maintain a balanced and sustainable capital structure through the industry’s economic cycles, while keeping the cost of capital at competitive levels so as to fund the Company’s growth. The main sources of financing are as follows:

1.	cash flow from operations;
2.	bank borrowings, including revolving credit facilities;
3.	debt instruments, including the senior notes due 2022; and
4.	finance leases, predominantly in relation to hydroelectrical installations.

The Company also focuses on optimizing its working capital, which in 2017 has included the sale of trade receivables pursuant to a securitization programme (see Note 10).

The Company manages its capital structure and makes adjustments in light of changes in economic conditions and the requirements of financial covenants. To maintain or adjust the capital structure, the Company may restructure or issue new borrowings or debt, make dividend payments, return capital to shareholders or issue new shares. Management’s review of the Company’s capital structure includes monitoring of the leverage ratio, which was as follows at December 31:

	2017	2016 (***)	2015
	US$'000	US$'000	US$'000
Gross financial debt (*)	571,337	514,587	516,976
Cash and cash equivalents	(184,472)	(196,931)	(116,666)
Total net financial debt	386,865	317,656	400,310

Total equity (**)	937,758	892,042	1,294,973

Total net financial debt / total equity	41.25%	35.61%	30.91%

(*)   Gross financial debt comprises bank borrowings, obligations under finance leases, debt instruments and other financial liabilities.

(**)  Total equity comprises all capital and reserves of Company as stated in the consolidated statement of financial position.

(***)  At December 31, 2016, net financial debt excludes gross financial debt of $86,959 thousand and cash and cash equivalents of $51 thousand related to the Spanish energy business as these balances were classified as held for sale as at that date (see Note 29). If these balances had been included, net financial debt would have been $404,615 thousand and the net financial debt / equity ratio would have been 45.4%.

The classification of the Company’s gross financial debt between non-current and current at December 31 is as follows:

	2017		2016 (*)		2015
	Balance		Balance		Balance
	US$'000%		US$'000%		US$'000%
Non-current gross financial debt	458,056	80.17%	269,325	52.34%	320,993	62.09%
Current gross financial debt	113,281	19.83%	245,262	47.66%	195,983	37.91%
Total gross financial debt	571,337	100.00%	514,587	100.00%	516,976	100.00%

(*)   At December 31, 2016, gross financial debt excluded $86,959 thousand related to the Spanish energy business, of which $76,452 thousand would have been presented as non-current and $10,507 thousand would have been presented as current had the business not been classified as held for sale (see Note 29). Had these balances been included, gross financial debt would have been $601,546 thousand.

Dividends

There were no dividends paid or proposed by the Company during the year ended December 31, 2017.

During the year ended December 31, 2016, the Company declared four interim dividend payments of $0.08 per share, paid on March 14, August 12, September 28, and December 29, and each totaling $13,747 thousand, respectively, distributed as cash payments through reserves. As of December 31, 2016, all dividends declared were paid.

Non-controlling interests

The changes in Non-controlling interests in the consolidated statements of financial position in 2017 and 2016 were as follows:

Balance
US$'000
Balance at January 1, 2016	141,823
Loss for the year	(20,186)
Translation differences and other	3,919
Balance at December 31, 2016	125,556
Loss for the year	(5,144)
Dividends paid to joint venture partner	(7,350)
Non-controlling interest arising on the acquisition of FerroSolar Opco Group S.L.	6,750
Translation differences and other	1,922
Balance at December 31, 2017	121,734

The stand-alone statutory information regarding the largest non-controlling interests, in accordance with IFRS 12 Disclosure of Interests in Other Entities, is as follows:

WVA Manufacturing, LLC (WVA) was formed on October 28, 2009 as a wholly-owned subsidiary of Globe. On November 5, 2009, Globe sold a 49% membership interest in WVA to Dow Corning Corporation (“Dow Corning”), an unrelated third party. As part of the sale of the 49% membership interest to Dow Corning, an operating agreement and an output and supply agreement were established. The output and supply agreement states that of the silicon metal produced by WVA, 49% will be sold to Dow Corning and 51% to Globe, which represents each member’s ownership interest, at a price equal to WVA’s actual production cost plus $100 per metric ton. The agreement will automatically terminate upon the dissolution or liquidation of WVA in accordance with the joint venture agreement between Globe and Dow Corning. As of December 31, 2017 and 2016, the balance of Non-controlling interest related to WVA was $80,868 thousand and $93,506 thousand, respectively.

Quebec Silicon Limited Partnership (QSLP), formed under the laws of the Province of Québec on August 20, 2010 is managed by its general partner, Quebec Silicon General Partner Inc., which is a wholly-owned subsidiary of Globe. QSLP owns and operates the silicon metal operations in Bécancour, Québec. QSLP’s production output is subject to a supply agreement, which sells 51% of the production output to Globe and 49% to Dow Corning, which represents each member’s ownership interest, at a price equal to QSLP’s actual production cost plus 31 Canadian dollars per metric ton. As of December 31, 2017 and 2016, the balance of Non-controlling interest related to QSLP was $46,830 thousand and $45,349 thousand, respectively.

	2017		2016
	WVA	QSLP	WVA	QSLP
	US$'000	US$'000	US$'000	US$'000
Statement of Financial Position
Non-current assets	88,532	68,521	69,329	30,410
Current assets	45,269	33,076	34,116	64,307
Non-current liabilities	14,678	14,213	4,226	12,276
Current liabilities	36,359	18,346	16,121	17,016
Income Statement
Sales	161,014	97,697	165,640	96,869
Operating profit	5,947	467	6,197	833
Profit before taxes	5,947	122	6,209	886
Net Income	14,678	42	9,782	886
Cash Flow Statement
Cash flows from operating activities	16,017	7,076	10,012	4,690
Cash flows from investing activities	(2,193)	(5,422)	(8,496)	(6,142)
Cash flows from financing activities	(15,000)	(2)	—	—
Exchange differences on cash and cash equivalents in foreign currencies	—	68	—	85
Beginning balance of cash and cash equivalents	1,516	742	—	2,109
Ending balance of cash and cash equivalents	340	2,462	1,516	742

14.  Earnings (loss) per ordinary share

Basic earnings (loss) per ordinary share are calculated by dividing the consolidated profit (loss) for the year attributable to the Parent by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year, if any.  Dilutive earnings (loss) per share assumes the exercise of stock options, provided that the effect is dilutive.

	2017	2016	2015 (*)
	US$'000	US$'000	US$'000
	(except for share amounts)	(except for share amounts)	(except for share amounts)
Basic loss per ordinary share computation
Numerator:
Loss attributable to the Parent	(678)	(338,427)	(43,268)
Denominator:
Weighted average basic shares outstanding	171,949,128	171,838,153	99,699,262
Basic loss per ordinary share	—	(1.97)	(0.43)

Diluted loss per ordinary share computation
Numerator:
Loss attributable to the Parent	(678)	(338,427)	(43,268)
Denominator:
Weighted average basic shares outstanding	171,949,128	171,838,153	99,699,262
Effect of dilutive securities	—	—	—
Weighted average dilutive shares outstanding	171,949,128	171,838,153	99,699,262
Diluted loss per ordinary share	—	(1.97)	(0.43)

Potential ordinary shares of 170,673, 96,236, and 107,913 were excluded from the calculation of diluted earnings (loss) per ordinary share in 2017, 2016, and 2015 respectively because their effect would be anti-dilutive.

(*) Due to the exchange in shares outstanding in which the Company acquired all 200,000 of the issued and outstanding ordinary shares from Grupo Villar Mir, S.A.U., of FerroAtlántica in exchange for 98,078,161 newly-issued Ferroglobe Class A ordinary shares in connection with the Business Combination (see Note 13 – Equity), the Company considered the 98,078,163 newly-issued shares related to FerroAtlántica, as the Predecessor, as the total shares outstanding for the period from January 1, 2015 to December 23, 2015 (date of Business Combination) for the purposes of calculating average number of shares outstanding.

15.  Provisions

Provisions comprise the following at December 31:

	2017			2016
	Non- Current	Current	Total	Non- Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Provision for pensions	59,195	—	59,195	60,660	216	60,876
Environmental provision	3,121	346	3,467	2,778	305	3,083
Provisions for litigation	—	11,732	11,732	—	—	—
Provisions for third-party liability	7,639	—	7,639	5,822	13	5,835
Other provisions	12,442	21,017	33,459	12,697	19,093	31,790
Total	82,397	33,095	115,492	81,957	19,627	101,584

The changes in the various line items of provisions in 2017 and 2016 were as follows:

			Provisions for	Provisions for
	Provision for	Environmental	Litigation	Third	Other
	Pensions	Provision	in Progress	Party Liability	Provisions	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2016	58,503	2,725	787	7,288	21,560	90,863
Charges for the year	6,009	272	—	—	6,777	13,058
Provisions reversed with a credit to income	—	—	—	(1,765)	(156)	(1,921)
Amounts used	(4,812)	(62)	—	(189)	(2,508)	(7,571)
Provision against equity	(4,297)	—	—	—	—	(4,297)
Transfers from/(to) other accounts	—	—	(787)	—	7,384	6,597
Exchange differences and others	5,473	148	—	501	61	6,183
Transfer to liabilities associated with assets held for sale (see Note 29)	—	—	—	—	(1,328)	(1,328)
Balance at December 31, 2016	60,876	3,083	—	5,835	31,790	101,584
Charges for the year	5,082	133	10,807	2,451	8,440	26,913
Provisions reversed with a credit to income	(1,321)	—	(237)	(181)	(545)	(2,284)
Amounts used	(2,304)	(93)	—	—	(8,818)	(11,215)
Provision against equity	(4,511)	—	—	—	—	(4,511)
Transfers from/(to) other accounts	—	—	931	(12)	(612)	307
Exchange differences and others	1,373	344	231	(454)	1,739	3,233
Transfer from liabilities associated with assets held for sale (see Note 29)	—	—	—	—	1,465	1,465
Balance at December 31, 2017	59,195	3,467	11,732	7,639	33,459	115,492

The main provisions relating to employee obligations are as follows:

France

These relate to various obligations assumed by FerroPem, S.A.S. with various groups of employees relate to long-service benefits, medical insurance supplements and retirement obligations, all of which are defined benefit obligations, whose changes in 2017 and 2016 were as follows:

	2017	2016
	US$'000	US$'000
Obligations at the beginning of year	29,733	26,834
Current service cost	1,834	1,530
Borrowing costs	383	527
Actuarial differences	(4,570)	2,854
Benefits paid	(1,471)	(972)
Exchange differences	3,859	(1,040)
Obligations at the end of year	29,768	29,733

At December 31, 2017 and 2016, the effect of a 1% change in the cost of this provision would have resulted in a change to the provision of approximately $3,970 thousand and $1,926 thousand, respectively.

The following table reflects the gross benefit payments that are expected to be paid for the benefit plans for the year ended December 31, 2017:

2017
US$'000
2018	1,485
2019	1,066
2020	1,472
2021	1,211
2022	1,431
Years 2023-2027	9,190

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

In this regard, the changes of this provision in 2017 and 2016 were as follows:

	2017	2016
	US$'000	US$'000
Obligations at beginning of year	8,760	7,989
Current service cost	310	307
Borrowing costs	932	817
Actuarial differences	(2,226)	(998)
Benefits paid	(740)	(424)
Exchange differences	836	1,069
Obligations at end of year	7,872	8,760

At December 31, 2017 and 2016, the effect of a 1% change in the cost of the medical aid would have resulted in a change to the provision of approximately $297 thousand and $607 thousand, respectively.

The breakdown, in percentage, of the plan assets are as follows:

	2017	2016
Cash	47.45%	17.42%
Equity	24.79%	35.31%
Bond	7.66%	13.23%
Property	1.41%	2.76%
International	15.74%	25.47%
Others	2.95%	5.81%
Total	100.00%	100.00%

As of December 31, 2017 and 2016 the Plan assets amounted to $2,248 thousand and $3,532 thousand, respectively. Changes in the fair value of plan assets linked to the defined benefit plans in South Africa were as set forth in the following table:

	2017	2016
	US$'000	US$'000
Fair value of plan assets at the beginning of the year	3,532	2,703
Interest income on assets	255	284
Benefits paid	(2,609)	—
Actuarial differences	270	(112)
Other	800	657
Fair value of plan assets at the end of the year	2,248	3,532
Actual return on assets	525	165

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

The most recent of the present value of the defined benefit obligation actuarial valuation was determined at December 31, 2017 by independent actuaries. The present value of the obligation for defined benefit cost, the current service cost and past service cost were determined using the projected unit credit method.

In this regards, the changes of this provision in 2017 and 2016 were as follows:

	2017	2016
	US$'000	US$'000
Obligations at the beginning of year	2,955	3,089
Current service cost	158	89
Borrowing costs	2,255	535
Actuarial differences	—	2,262
Benefits paid	(93)	(135)
Exchange differences	(3,392)	(2,885)
Obligations at the end of year	1,883	2,955

The summary of the main actuarial assumptions used to calculate the aforementioned obligations is as follows:

	France		South Africa		Venezuela
	2017	2016	2017	2016	2017	2016
Salary increase	1.60%-6.10%	1.60%-6.10%	8.1%	8.2%	207.25%	60%
Discount rate	2%	2%	10.3%	9.8%	219.54%	76.80%
Expected inflation rate	1.60%	1.60%	7.10%	7.2%	207%	200%
Mortality	TGH05/TGF05	TGH05/TGF05	SA 85-90 / PA (90)	PA(90)	UP94	UP94
Retirement age	65	65	63	63	63	63

North America

a. Defined Benefit Retirement and Post-retirement Plans

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

Benefit Obligations and Funded Status – The following provides a reconciliation of the benefit obligations, plan assets and funded status of the North American plans as of December 31, 2017 and 2016:

	2017				2016
	USA	Canada			USA	Canada
			Post-				Post-
	Pension	Pension	retirement		Pension	Pension	retirement
	Plans	Plans	Plans	Total	Plans	Plans	Plans	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Benefit obligation	38,195	24,788	8,837	71,820	36,762	21,854	7,382	65,998
Fair value of plan assets	(32,869)	(19,283)	—	(52,152)	(29,711)	(16,859)	—	(46,570)
Provision for pensions	5,326	5,505	8,837	19,668	7,051	4,995	7,382	19,428

All North American pension and postretirement plans are underfunded. At December 31, 2017 and 2016, the accumulated benefit obligation was $62,983 thousand and $58,616 thousand for the defined pension plan and $8,837 thousand and $7,382 thousand for the postretirement plans, respectively.

The assumptions used to determine benefit obligations at December 31, 2017 and 2016 for the North American plans are as follows:

	North America – 2017			North America – 2016
	USA	Canada		USA	Canada
	Pension	Pension	Postretirement	Pension	Pension	Postretirement
	Plan	Plan	Plan	Plan	Plan	Plan
Salary increase	N/A	2.75% - 3.00%	N/A	N/A	2.75% - 3.00%	N/A
Discount rate	3.50%	3.60%	3.65%	3.75% - 4.00%	3.95%	4.05%
Expected inflation rate	N/A	N/A	N/A	N/A	N/A	N/A
Mortality	SOA RP-2014 Total Dataset Mortality	CPM2014-Private	CPM2014-Private	SOA RP-2014 Total Dataset Mortality	CPM2014-Private	CPM2014-Private
Retirement age	65	62	62	65	65	55

The discount rate used in calculating the present value of our North American pension plan obligations is developed based on the BPS&M Pension Discount Curve for 2017 and 2016; and the Mercer Proprietary Yield Curve for 2017 and 2016 Quebec Silicon pension and postretirement benefit plans and the expected cash flows of the benefit payments.

The Company expects to make discretionary contributions of approximately $1,119 thousand to the defined benefit pension and postretirement plans for the year ending December 31, 2018.

The following reflects the gross benefit payments that are expected to be paid for the benefit plans for the year ended December 31, 2017:

		Non-pension
		Postretirement
	Pension Plans	Plans
	US$'000	US$'000
2018	3,222	230
2019	3,300	233
2020	3,338	232
2021	3,373	240
2022	3,373	240
Years 2023-2027	17,689	1,533

The accumulated non-pension postretirement benefit obligation has been determined by application of the provisions of the Company’s health care and life insurance plans including established maximums, relevant actuarial assumptions and health care cost trend rates projected at 5.8% for 2017 and decreasing to an ultimate rate of 4.2% in fiscal 2033. At December, 31 2017 and 2016, the effect of a 1% increase in health care cost trend rate on the non-pension postretirement benefit obligation is $1,862 thousand and $1,857 thousand, respectively. At December, 31 2017 and 2016 the effect of a 1% decrease in health care cost trend rate on the non-pension postretirement benefit obligation is  ($1,442) thousand and ($1,451)  thousand, respectively.

The changes of this provision 2017 were as follows:

	2017
	USA	Canada
	Pension	Pension	Post-retirement
	Plans	Plans	Plans	Total
	US$'000	US$'000	US$'000	US$'000
Obligations at the beginning of year	36,762	21,854	7,382	65,998
Service cost	169	136	302	607
Borrowing cost	1,421	873	305	2,599
Actuarial differences	1,782	1,310	463	3,555
Benefits paid	(1,845)	(986)	(163)	(2,994)
Exchange differences	—	1,601	548	2,149
Expenses	(94)	—	—	(94)
Plan amendments	—	—	—	—
Obligations at the end of year	38,195	24,788	8,837	71,820

The plan assets of the defined benefit and retirement and post retirement plans in North America are comprised of assets that have quoted market price in an active market. The breakdown as of as of December 31, 2017 and 2016 of the assets by class are:

	2017	2016
Cash	2%	2%
Equity Mutual Funds	45%	46%
Fixed Income Securities	51%	50%
Real Estate Mutual Funds	2%	2%
Total	100%	100%

For the year ended December 31, 2017, the changes in Plan assets were as follows:

	2017
	USA	Canada
	Pension	Pension
	Plans	Plans	Total
	US$'000	US$'000	US$'000
Fair value of plan assets at the beginning of the year	29,711	16,859	46,570
Interest income on assets	1,138	686	1,824
Benefits paid	(1,845)	(986)	(2,831)
Actuarial return on plan assets	3,980	785	4,765
Other	(115)	1,939	1,824
Fair value of plan assets at the end of the year	32,869	19,283	52,152

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

Environmental provision

Environmental provisions relate to current ($346 thousand) and non-current ($3,121 thousand) environmental rehabilitation obligations.

Provisions for litigation

The company received in March 2017 a demand for mediation from our North American joint venture partner regarding a dispute in relation to the price of coal charged by our subsidiary, Alden, to our North American joint ventures. The parties are engaged in a non-binding mediation process and the Company has recognized a provision of $8,900 thousand during the year ended December 31, 2017 as part of the current portion of Provisions for litigation.  The associated expense has been recorded to Other operating expense in the Consolidated Income Statement.

Certain employees of FerroPem, S.A.S., then known as Pechiney Electrometallurgie, S.A., may have been exposed to asbestos at its plants in France in the decades prior to FerroAtlántica’s purchase of that business in December 2004. The Company has recognized a provision of $2,339 thousand during the year ended December 31, 2017 as part of the current portion of Provisions for litigation.  The associated expense has been recorded to Staff costs in the Consolidated Income Statement.  See Note 24 for further information.

The outcome of these disputes, including the amount and timing of any potential settlements, remains uncertain.  The provision reflects the Company’s best estimate of the expenditure required to settle its present obligations.

Provisions for third-party liability

Provisions for third-party liability relate to current obligations ($7,639 thousand) relating to health costs for retired employees.

Other provisions

Included in other provisions are current obligations arising from past actions that involve a probable outflow of resources that can be reliably estimated. Other provisions include asset retirement obligations of $8,679  thousand (non-current: $3,958 thousand and current: $4,721 thousand), retained acquisition contingencies of $4,976 thousand, all of which is non-current, and provisions for liabilities related to the emission of greenhouse gases of $7,280 thousand, all of which is current.

16.  Bank borrowings

Bank borrowings comprise the following at December 31:

	2017
		Non-Current	Current
		Amount	Amount
	Limit	Drawn Down	Drawn Down	Total
	US$'000	US$'000	US$'000	US$'000
Borrowings carried at amortised cost:
Credit facilities	200,000	—	—	—
Other loans		—	1,003	1,003
Total		—	1,003	1,003

	2016
		Non-Current	Current
		Amount	Amount
	Limit	Drawn Down	Drawn Down	Total
	US$'000	US$'000	US$'000	US$'000
Borrowings carried at amortised cost:
Borrowings to finance investments	76,000	8,198	64,545	72,743
Credit facilities	453,000	171,260	166,950	338,210
Discounted bills and notes	8,000	—	719	719
Other loans	10,000	15	9,604	9,619
Total		179,473	241,818	421,291

On February 15, 2017, the Company issued senior notes with a principal amount of $350,000 thousand (see Note 18 for further details). The proceeds were used primarily to repay existing indebtedness, including borrowings to finance investments and certain credit facilities and other loans.

Amended Revolving Credit Facility

On February 15, 2017, Ferroglobe PLC and its subsidiary Globe Specialty Metals, Inc. (collectively, together with certain subsidiaries of Ferroglobe party thereto from time to time as co-borrowers, the “Borrowers”), entered into an agreement to amend an existing revolving credit facility held by Globe (the “Amended Revolving Credit Facility”).

The Amended Revolving Credit Facility provides for borrowings up to an aggregate principal amount of $200,000 thousand to be made available to the Borrowers in US dollars. Multicurrency borrowings under the Amended Revolving Credit Facility are available in Euros, Pound Sterling and such other mutually agreeable currencies to be determined in an aggregate amount not to exceed $100,000 thousand. The borrowings under the Amended Revolving Credit Facility will mature on August 20, 2018. Subject to certain exceptions, loans under the Amended Revolving Credit Facility may be borrowed, repaid and reborrowed at any time.

At Ferroglobe’s option, loans under the Amended Revolving Credit Facility bear interest based on LIBOR (“LIBOR Rate Loans”) or the administrative agent’s base rate (“Base Rate Loans”) plus 4.00% (in the case of LIBOR Rate Loans) and 3.00% (in the case of Base Rate Loans). Interest on Base Rate Loans is payable quarterly in arrears. Interest on LIBOR Rate Loans is payable at the end of each applicable interest period (one, two, three or six month periods) (or at three month intervals if earlier).

Immediately subsequent to the amendment, on February 15, 2017, borrowings under the Amended Revolving Credit Facility comprised US dollar loans of $84,766 thousand and Euro loans of €29,540 thousand. These loans were repaid over the course of the year ended December 31, 2017.

Subsequent to December 31, 2017, Ferroglobe entered into a new revolving credit facility (see Note 30 for further details).

Borrowings to finance investments

Borrowings to finance investments include bank borrowings, secured by guarantee, arranged to finance investments in non-current assets.  There were no borrowings to finance investments at December 31, 2017.  Borrowings as at December 31, 2016 were as follows:

	2016
		Limit	Non-Current	Current	Total
	Maturity	US$'000	US$'000	US$'000	US$'000
Corporate finance	2021	14,000	—	13,350	13,350
Sundry investments in South Africa	2018	25,000	—	23,840	23,840
Syndicated financing for sundry investments in France	2018	17,000	8,198	8,199	16,397
Investments in MangShi plant	2019	14,000	—	13,176	13,176
Acquisition of SamQuarz (Pty.), Ltd.	2018	6,000	—	5,781	5,781
Others		—	—	199	199
Total		76,000	8,198	64,545	72,743

The agreements for borrowings to finance investments include conditions relating to the achievement of certain financial and equity ratios based on the separate financial statements of the legal entity that is party to the agreement. With the exception of the syndicated credit facilities of FerroPem, S.A.S., Ferroglobe was not in compliance with these covenants and therefore the balances outstanding were presented as current as at December 31, 2016.

Foreign currency exposure of bank borrowings

The breakdown by currency of bank borrowings at December 31, is as follows:

	2017
	Non-Current	Current
	Amount	Amount
	Drawn Down	Drawn Down	Total
	US$'000	US$'000	US$'000
Borrowings in US Dollars	—	992	992
Borrowings in other currencies	—	11	11
Total	—	1,003	1,003

	2016
	Non-Current	Current
	Amount	Amount
	Drawn Down	Drawn Down	Total
	US$'000	US$'000	US$'000
Borrowings in Euros	54,458	179,900	234,358
Borrowings in US Dollars	125,015	32,283	157,298
Borrowings in other currencies	—	29,635	29,635
Total	179,473	241,818	421,291

Contractual maturity of non-current bank borrowings

There were no non-current bank borrowings outstanding at December 31, 2017.

The contractual maturity of non-current bank borrowings at December 31, 2016, was as follows:

	2016
	2018	Total
	US$'000	US$'000
Borrowings to finance investments	8,198	8,198
Credit facilities	171,260	171,260
Other loans	15	15
Total	179,473	179,473

17.  Leases

Obligations under finance leases

Obligations under finance leases comprise the following at December 31:

	2017			2016
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Hydroelectrical installations (including power lines and concessions)	68,088	12,551	80,639	—	—	—
Other finance leases	1,625	369	1,994	3,385	1,852	5,237
Total	69,713	12,920	82,633	3,385	1,852	5,237

The Company’s most significant finance lease relates to its rights to use certain hydroelectrical installations. As of December 31, 2016, the Company has a non-current and current balance of $70,876 thousand and $10,507 thousand, respectively, related to its Spanish hydroelectrical installations.  The Company signed an agreement for the sale of its Spanish Energy business on December 12, 2016 and as of December 31, 2016, these financial lease obligations were recognized in the account “Liabilities associated with assets held for sale - obligations under financial leases” (see Note 29). Subsequently, the Company did not receive the necessary regulatory approvals for the sale and the financial lease obligations of the Company’s Spanish Energy business are recognized in “Obligations under finance leases” as of December 31, 2017.

The detail, by maturity, of the non-current payment obligations under finance leases as of December 31, 2017 is as follows:

	2019	2020	2021	2022	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Hydroelectrical installations (including power lines and concessions)	13,173	13,824	14,506	26,585	68,088
Other finance leases	467	446	471	241	1,625
Total	13,640	14,270	14,977	26,826	69,713

Operating leases

The Company also enters into operating leases, the most significant of which relates to the Company’s office leases. Expenses associated with operating leases are recorded in Other Operating Expenses in the consolidated income statement, and the minimum lease payments on operating leases at December 31, are as follows:

	2017	2016
	US$'000	US$'000
Within one year	2,361	1,788
Between one and five years	6,557	5,555
After five years	3,789	2,315
Total	12,707	9,658

18.  Debt instruments

Debt instruments comprise the following at December 31:

2017
US$'000
Unsecured notes carried at amortised cost
Principal amount	350,000
Unamortised issuance costs	(10,668)
Accrued coupon interest	10,938
Total	350,270

Amount due for settlement within 12 months	10,938
Amount due for settlement after 12 months	339,332
Total	350,270

On February 15, 2017, Ferroglobe and Globe (together, the "Issuers") issued $350,000 thousand aggregate principal amount of 9.375% Senior Notes due March 1, 2022 (the "Notes"). Issuance costs of $12,116 thousand were incurred. The principal amounts of the Notes issued by Ferroglobe and Globe were $150,000 thousand and $200,000 thousand, respectively. Interest on the Notes is payable semi-annually on March 1 and September 1 of each year, commencing on September 1, 2017.

At any time prior to March 1, 2019, the Issuers may redeem all or a portion of the Notes at a redemption price based on a "make-whole" premium. At any time on or after March 1, 2019, the Issuers may redeem all or a portion of the Notes at redemption prices varying based on the period during which the redemption occurs. In addition, at any time prior to March 1, 2019, the Issuers may redeem up to 35% of the aggregate principal amount of the Notes with the net proceeds from certain equity offerings at a redemption price of 109.375% of the principal amount of the Notes, plus accrued and unpaid interest.

The Notes are senior unsecured obligations of the Issuers and are guaranteed on a senior basis by certain subsidiaries of Ferroglobe. The Notes are listed on the Irish Stock Exchange. The associated indenture of the notes contains certain negative covenants. Additionally, if the Issuers experience a change of control the indenture requires the Issuers to offer to redeem the Notes at 101% of their principal amount. Grupo Villar Mir S.A.U. owns 53% of the Company's issued and outstanding shares and has pledged them to secure its obligations to certain banks. The Company would experience a change in control and would be required to offer redemption of bonds in accordance with the indenture if Grupo Villar Mir S.A.U. defaults on the underlying loan.

The fair value of the Notes, determined by reference to the closing market price on the last trading day of the year, was $378,000 thousand as at December, 31 2017.

19.  Other financial liabilities

Other financial liabilities comprise the following at December 31:

	2017			2016
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Financial loans from government agencies	10,971	88,420	99,391	85,768	1,592	87,360
Derivative financial instruments	38,040	—	38,040	699	—	699
Total	49,011	88,420	137,431	86,467	1,592	88,059

Financial loans from government agencies

On September 8, 2016, FerroAtlántica, S.A., as borrower, and the Spanish Ministry of Industry, Tourism and Commerce (the ‘Ministry’), as lender, entered into two loan agreements under which the Ministry made available to the borrower loans in aggregate principal amount of €44.9 million and €26.9 million, respectively, in connection with industrial development projects relating to the Company’s solar grade silicon project. The loan of  €44.9 million is contractually due to be repaid in 7 installments over a 10-year period with the first three years as a grace period. The loan of €26.9 million was repaid in April 2018. Interest on outstanding amounts under each loan accrues at an annual rate of 2.29%. As of December 31, 2017, the amortized cost of these loans was €72,517 thousand (equivalent to $86,969 thousand).

The agreements governing the loans contain the following limitations on the use of the proceeds of the outstanding loan: (1) the investment of the proceeds must occur between January 1, 2016 and June 23, 2018; (2) the allocation of the proceeds must adhere to certain approved budget categories; (3) if the final investment cost is lower than the budgeted amount, the borrower must reimburse the Ministry proportionally; and (4) the borrower must comply with certain statutory restrictions regarding related party transactions and the procurement of goods and services. The Company is currently seeking an extension from the Ministry in order to be able to use the proceeds subsequent to May 23, 2018.  As of December 31, 2017, the balance of these loans have been presented within current liabilities due to non-compliance with the loan conditions.

The remaining non-current and current balances are related to loans granted mainly by French and Spanish government agencies.

Derivative financial instruments

Derivative financial instruments comprise the following at December 31:

	2017	2016
	US$'000	US$'000
Derivatives designated as hedging instruments
Cross currency swap	26,219	—

Derivatives not designated as hedging instruments
Cross currency swap	7,429	—
Interest rate swaps	4,392	699
	38,040	699

Cross currency swap

The Company's operations generate cash flows predominantly in Euros and US dollars. The Company is exposed to exchange rate fluctuations between these currencies as it expects to convert Euros into US dollars to settle a proportion of the interest and principal of the Notes (see Note 18). To manage this currency risk, the Parent Company entered a cross-currency swap (the "CCS") on May 12, 2017 where on a semi-annual basis it will receive interest of 9.375% on a notional of $192,500 thousand and pay interest of 8.062% on a notional of €176,638 thousand and it will exchange these Euro and US dollar notional amounts at maturity of the Notes in 2022. The timing of payments of interest and principal under the CCS coincide exactly with those of the Notes.

The fair value of the CCS at December 31, 2017 was $33,648 thousand (see Note 28).

The Parent Company, which has a Euro functional currency, has designated $150,000 thousand of the notional amount of the CCS as a cash flow hedge of the variability of the Euro functional currency equivalents of the future US dollar cash flows of $150,000 thousand of the principal amount of the Notes. This cash flow hedge was assessed to be highly effective at December 31, 2017. During the year ended December 31, 2017, the change in fair value of the CCS has resulted in a loss of $24,171 thousand recognized through other comprehensive income in the valuation adjustments reserve. Amounts transferred from the valuation adjustments reserve to the income statement comprise a loss of $14,791 thousand transferred to exchange differences and a gain of $1,216 thousand transferred to finance costs. At December 31, 2017, a balance of $10,596 thousand in respect of the cash flow hedge of the CCS remained in the valuation adjustment reserve and will be reclassified to the income statement as the hedged item affects profit or loss over the period to maturity of the Notes.

The remaining $42,500 thousand of the notional amount of the CCS is not designated as a cash flow hedge and is accounted for at fair value through profit or loss, resulting in an expense of $6,850 thousand for the year ended December 31, 2017, which is recorded in financial derivative loss in the consolidated income statement.

Interest rate swaps

The Company enters into interest rate swaps to manage the risk of changes in interest rates on certain non-current and current obligations. Since June 30, 2015, the interest rate swaps have been considered as ineffective hedges and as a result the changes in fair value of these derivatives are recognized through profit or loss.

The following interest rate swaps were outstanding at December 31:

	2017
	Nominal		Fixed	Reference	Fair
	Amount		Interest	Floating	Value
	US$'000	Maturity	Rate	Interest Rate	US$'000
Lease of hydroelectrical installations	143,916	2022	2.05	6-month Euribor	(4,392)
Total					(4,392)

	2016
	Nominal		Fixed	Reference	Fair
	Amount		Interest	Floating	Value
	US$'000	Maturity	Rate	Interest Rate	US$'000
Lease of hydroelectrical installations	126,492	2022	2.05	6-month Euribor	(5,576)
Borrowings to finance investments in Chinese subsidiaries	26,353	2019	2.81%	6-month Euribor	(699)
Total					(6,275)
Presented in the statement of financial position as:
Other financial liabilities					(699)
Liabilities associated with assets classified as held for sale					(5,576)
Total					(6,275)

On February 15, 2017, the interest rate swap related to borrowings to finance investments in Chinese subsidiaries was settled together with the related borrowings.

20.   Trade and other payables

Trade and other payables compose the following at December 31:

	2017	2016
	US$'000	US$'000
Payable to suppliers	172,566	153,289
Trade notes and bills payable	20,293	4,417
Total	192,859	157,706

21.   Other liabilities

Other liabilities comprise the following at December 31:

	2017			2016
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Payable to non-current asset suppliers	—	5,411	5,411	—	1,105	1,105
Guarantees and deposits	32	2	34	36	—	36
Remuneration payable	—	46,667	46,667	—	34,182	34,182
Tax payables	1,574	17,785	19,359	—	12,403	12,403
Other liabilities	1,930	20,704	22,634	5,701	17,090	22,791
Total	3,536	90,569	94,105	5,737	64,780	70,517

Tax payables

Tax payables comprise the following at December 31:

	2017			2016
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
VAT	—	1,784	1,784	—	1,853	1,853
Accrued social security taxes payable	—	5,095	5,095	—	3,940	3,940
Personal income tax withholding payable	—	1,049	1,049	—	855	855
Other	1,574	9,857	11,431	—	5,755	5,755
Total	1,574	17,785	19,359	—	12,403	12,403

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

The following share-based payment arrangements were in existence during the current and prior years:

					Fair Value at
Option Series	Number	Grant Date	Expiration	Exercise Price	Grant Date
Equity Incentive plan	475,090	June 1, 2017	June 1, 2027	nil	$12.39
Equity Incentive plan	17,342	June 20, 2017	June 20, 2027	nil	$11.65
Equity Incentive plan	264,933	November 24, 2016	November 24, 2026	nil	$11.81

Option amounts above are based on the assumption that the Company will achieve 100% of target performance ROIC and NOPAT conditions described below.  A participant may receive 0% to 200% of the option amounts listed above, depending on the financial performance of the Company during the performance period. All options vests when a plan participant’s right to receive the share-based payment under the terms of the Plan is no more conditional on the satisfaction of any vesting conditions. All options granted under the Plan have a service condition of three years from the grant date. Performance conditions are linked to 737,902 of the total options issued on June 20, 2017, June 01, 2017 and November 24, 2016, that can be summarized as follows:

Vesting Conditions
30% total shareholder return (“TSR”) relative to a comparator group
30% TSR relative to S&P Global 1200 Metals and Mining Index
20% return on invested capital (“ROIC”)
20% net operating profit after tax (“NOPAT”)

There were no performance obligations linked to 19,463 of the options issued on June 1, 2017 which were issued as deferred share bonus awards.

Fair Value

The weighted average fair value of the share options granted during the year ended December 31, 2017 was $12.31 (2016: $11.94). The Company estimates the fair value of the stock options using the Stochastic and Black-Scholes option pricing model. Where relevant, the expected life used in the model has been adjusted for the remaining time from the date of valuation until options are expected to be received, exercise restrictions (including the probability of meeting market conditions attached to the option), and performance considerations. Expected volatility is calculated over the period commensurate with the remainder of the performance period immediately prior to the date of grant. The Company has recently listed; therefore, a proxy volatility figure was used for the purposes of the valuation. The following assumptions were used to estimate the fair value of Ferroglobe stock options:

Grant Date Fair Value
Grant date	June 20, 2017	June 01, 2017	November 24, 2016
Grant date share price	$10.50	$10.96	$11.81
Exercise price	Nil	Nil	Nil
Expected volatility	43.15%	43.09	44.83%
Option life	3.00 years	3.00 years	3.00 years
Dividend yield	0%	0%	0%
Risk-free interest rate	1.52%	1.44%	1.39%
Remaining performance period at grant date	2.53	2.58	2.10
Company TSR at grant date	(0.3%)	4.0%	40.0%
Median comparator group TSR at grant date	(7.2%)	(3.7%)	56.4%
Median index TSR at grant date	0.6%	4.8%	45.7%

At the date of grant for these awards, all of the opening averaging period and some of the performance period had elapsed. The Company’s TSR relative to the median comparator group TSR and median index TSR at grant date may impact the grant date fair value; starting from an advantaged position increases the fair value and starting from a disadvantaged position decreases the fair value.

TSR Performance Conditions

To model the impact of the TSR performance conditions, we have calculated the volatility of the comparator group using the same method used to calculate the Company’s volatility, using historical data, where available, which matches the length of the remaining performance period grant date.

The Company’s correlation with its comparator group was assessed on the basis of correlations above 20% being considered significant and incorporated into the valuation model (100% represents perfect positive correlation and 0% represents no correlation).

There were 492,432 options that were granted during the year under the plan (2016: 264,933). There were no shares that were exercised during the year (2016: none). For the year ended December 31, 2017, share-based compensation expense related to this stock plan amounted to $2,405 thousand, which is recorded in Staff costs (2016: $106 thousand).

Share options outstanding as of December 31, 2017 had a weighted average contractual life 1.96 years (2016: 2.92 years).

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

There were no new options granted during the year ended December 31, 2017 or for the year ended December 31, 2016.  There were 34,990 options that were exercised and 71,027 share options that expired during the year ended December 31, 2017 (2016: no share options were exercised and 681,288 share options expired).

A summary of options outstanding is as follows:

			Weighted-
			Average
		Weighted-	Remaining
		Average	Contractual	Aggregate
	Number of	Exercise	Term in	Intrinsic
	Options	Price	Years	Value
Outstanding as of December 31, 2015	1,310,666	$16.80
Expired	(681,288)	18.83
Outstanding as of December 31, 2016	629,378	$14.59	1.75	$580
Exercised	(34,990)	6.77
Expired	(71,027)	14.54
Outstanding as of December 31, 2017	523,361	$15.12	0.89	$1,774

Exercisable as of December 31, 2017	515,028	$15.10	0.87	$1,774

As of December 31, 2017 there are total vested options of 515,028 and 8,333 unvested options outstanding (2016: vested options of 588,545 and 40,833 unvested options).

For the year ended December 31, 2017, share based compensation expense related to stock options under this plan was $4 thousand (2016: $69 thousand).  The expense is reported within Staff costs in the consolidated income statement.

c. Executive bonus plan assumed under business combination

Prior to the business combination, the Company also issued restricted stock units under the Company’s Executive Bonus Plan. The fair value of restricted stock units is based on quoted market prices of the Company’s stock at the end of each reporting period. These restricted stock units proportionally vest over three years, but are not delivered until the end of the third year. The Company will settle these awards by cash transfer, based on the Company’s stock price on the date of transfer.  For the years ended December 31, 2017 and 2016, no restricted stock units were granted. For the year ended December 31, 2017, 371,570 restricted options were exercised and for the year ended December 31, 2016, 132,457 restricted options were exercised. As of December 31, 2017, and 2016 year end, restricted stock units of 13,340 and 384,910, respectively, were outstanding.

For the year ended December, 31 2017, share based compensation expense for these restricted stock units was $343  thousand before tax and $202 thousand after tax (2016: $2,930 thousand before tax and $1,729 thousand after tax). The expense is reported within Staff costs in the consolidated income statement.  At the year ended December 31, 2017 and 2016, the liability associated with the restricted stock option is $626 thousand and $4,566 thousand, respectively; of which $626 thousand and $997 thousand are included in other current liabilities, respectively; and $0 and $3,569 thousand included in other non-current liabilities, respectively.

d. Stock appreciation rights assumed under business combination

The Company issues cash-settled stock appreciation rights as an additional form of incentivized bonus. Stock appreciation rights vest and become exercisable in one-third increments over three years. The Company settles all awards by cash transfer, based on the difference between the Company’s stock price on the date of exercise and the date of grant. The Company estimates the fair value of stock appreciation rights using the Black-Scholes option pricing model. There were no stock appreciation rights granted during the year ended December 31, 2017.  There were 209,451 stock appreciation rights cancelled and 168,135 stock appreciation rights exercised during the year ended December 31, 2017 (2016: 16,510 stock appreciation rights granted, 35,725 stock appreciation rights cancelled and no stock appreciation rights exercised). As of December 31, 2017, and 2016, there were 1,182,871 and 1,572,274 stock appreciation rights outstanding, respectively.

For the year ended December, 31 2017 compensation expense for these stock appreciation rights was $3,429 thousand before tax and $2,023 thousand after tax) (2016: $1,673 thousand before tax and $987 thousand after tax). As of December 31, 2017 and 2016, the liability associated with the stock appreciation rights is $5,911 thousand and $2,943 thousand, respectively; of which $5,800 thousand and $2,698 thousand are is included in other current liabilities, respectively; and $111 thousand and $245 thousand are included in other non-current liabilities respectively.

e. Unearned compensation expense

As of December 31, 2017, the Company has no unearned pre-tax compensation expense related to non-vested liability classified stock options as all awards are fully vested. Unearned compensation expense represents the minimum expense to be recognized over the grant date vesting terms or earlier as a result of accelerated expense recognition due to remeasurement of compensation cost for liability classified awards. Future expense may exceed the unearned compensation expense in the future due to the remeasurement of liability classified awards. As of December 31, 2017, and 2016, the Company has unearned pre-tax compensation expense of $1 thousand and $5 thousand, respectively; related to non-vested equity classified stock options over a weighted average term of 0.01 and 0.04, respectively.

22.  Tax matters

The components of current and deferred income tax expense (benefit) are as follows:

	2017	2016	2015
	US$'000	US$'000	US$'000
Consolidated income statement
Current income tax
Current income tax charge/(credit)	30,491	(14,885)	42,544
Adjustments in current income tax in respect of prior years	753	1,220	—
Total	31,244	(13,665)	42,544

Deferred tax
Origination and reversal of temporary differences	(14,857)	(33,030)	7,398
Impact of tax rate changes	(31,688)	—	—
Adjustments in deferred tax in respect of prior years	480	—	—
	(46,065)	(33,030)	7,398

	(14,821)	(46,695)	49,942

The Company has significant business operations in Spain, France, South Africa and the United States. The following is a reconciliation of a weighted blended statutory income tax rate to our effective tax rate for the years ended December 31, 2017, 2016, and 2015:

	2017	2016	2015
	US$'000	US$'000	US$'000
Accounting profit/(loss) before income tax	(20,643)	(405,308)	(8,530)
At weighted effective tax rate of 31% (2016: 31% and 2015: 28%)	(6,399)	(125,645)	(2,388)
	—	—
Other non-taxable income/(expenses)	18,374	81,648	19,454
Movements in unprovided deferred tax	7,138	15,326	35,754
US tax rate change	(31,257)	—	—
Differing territorial tax rates	2	(22,949)	4,859
Adjustments in respect of prior periods	1,233	—	—
Other items	(845)	890	—
Permanent differences	(227)	5,196	(4,799)
Incentives and deductions	(3,188)	(1,161)	(2,938)
Total State, Local and Other taxes	348	—	—
Income tax (expense)/benefit	(14,821)	(46,695)	49,942

The Tax Cuts and Jobs Act (“TCJA”) was enacted into law on December 22, 2017. The material impact of the TCJA on the Company's 2017 position was a deferred tax credit of $31.2 million representing the remeasurement of the Company’s U.S. net deferred tax liability as a consequence of the reduction of the U.S. federal corporate statutory tax rate from 35% to 21% with effect from January 1, 2018.  In addition, a one off tax charge of $1.7 million has been included representing the Company’s best estimate of its liability for the one-time transition tax imposed by the TCJA on certain of its historic non-U.S. earnings. Further work will be performed during 2018 to refine this estimate, but any change in the amount provided resulting from this work is not expected to be material. While the Company continues to evaluate the effect of the provisions that will impact 2018, noting that further guidance and regulations on the new legislation are expected to be released during the year, no other significant impacts of the change in law have been identified.  Therefore in future periods the Company's effective tax rate is expected to decrease as a result of the reduction in the U.S. federal tax rate.

Deferred taxes

The changes in deferred tax assets and liabilities in 2017, 2016 and 2015 were as follows:

	Deferred Tax	Deferred Tax
	Assets	Liabilities
	US$'000	US$'000
Balance at January 1, 2016	39,070	191,748
Increases	27,920	9,150
Business combination (Note 5)	337	—
Decreases	(21,056)	(62,128)
Exchange differences	(1,321)	765
Balance at December 31, 2016	44,950	139,535
Discontinued operations	1,948	11,667
Increase	10,805	14,643
Decrease	(4,346)	(47,665)
Exchange differences	2,491	(2,463)
Balance at December 31, 2017	55,848	115,717

Significant components of the Company’s deferred tax assets and liabilities at December 31, 2017 and 2016 consist of the following:

	2017	2016
	US$'000	US$'000
Deferred tax assets:
Non-current assets	465	8,822
Provisions	25,534	15,418
Depreciation and amortization charge	6,598	807
Hedging instruments	1,239	199
Tax losses, incentives, reductions and credits carryforwards	20,723	19,391
Other	1,289	313
Total	55,848	44,950
Deferred tax liabilities:
Non-current assets	8,428	—
Depreciation and amortization charge	86,356	132,481
Inventories	243	1,441
Other	20,690	5,613
Total	115,717	139,535

Net Total Deferred Tax Asset / (Liability)	(59,869)	(94,585)

Presented in the statement of financial position as follows:
Deferred tax assets	5,273	44,950
Deferred tax liabilities	65,142	139,535

Net Total Deferred Tax Asset / (Liability)	(59,869)	(94,585)

Management of tax risks

The Company is committed to conducting its tax affairs consistent with the following objectives:

(i)	to comply with relevant laws, rules, regulations, and reporting and disclosure requirements in whichever jurisdiction it operates;

(ii)	to maintain mutual trust, transparency and respect in its dealings with all tax authorities; and
(iii)	to adhere with best practice and comply with the Company's internal corporate governance procedures, including but not limited to its Code of Conduct

In the jurisdictions in which the Company operates, tax returns cannot be deemed final until they have been audited by the tax authorities or until the statute-of-limitations has expired. The number of open tax years subject to examination varies depending on the tax jurisdiction. In general, the Company has the last four years open to review. The criteria that the tax authorities might adopt in relation to the years open for review could give rise to tax liabilities which cannot be quantified.

23.  Related party transactions and balances

Balances with related parties – continued operations

Balances with related parties at December 31 are as follows:

	2017
	Receivables		Payables
	Non-Current	Current	Non-Current	Current
	US$'000	US$'000	US$'000	US$'000
Inmobiliaria Espacio, S.A.	—	3,033	—	4
Grupo Villar Mir, S.A.U.	—	83	—	—
Enérgya VM Generación, S.L	—	1,420	—	6
Villar Mir Energía, S.L.U.	2,398	35	—	12,065
Espacio Information Technology, S.A.U.	—	—	—	861
Blue Power Corporation, S.L.	—	—	—	29
Other related parties	2	1	—	8
Total	2,400	4,572	—	12,973

	2016
	Receivables		Payables
	Non-Current	Current	Non-Current	Current
	US$'000	US$'000	US$'000	US$'000
Inmobiliaria Espacio, S.A.	—	2,664	—	1,751
Grupo Villar Mir, S.A.U.	—	6,743	—	—
Marco International Corporation	—	756	—	—
Enérgya VM Generación, S.L	—	—	—	23
Enérgya VM Gestión, S.L	—	1,765	—	—
Villar Mir Energía, S.L.U.	2,108	39	—	5,239
Espacio Information Technology, S.A.U.	—	—	—	130
Alloys International	—	—	—	918
Blue Power Corporation, S.L.	9,845	—	—	—
Key management personnel (Note 26)	—	—	—	22,672
Other related parties	—	4	—	5
Total	11,953	11,971	—	30,738

Balances with related parties – assets held for sale

	2016
	Receivables		Payables
	Non-Current	Current	Non-Current	Current
	US$'000	US$'000	US$'000	US$'000
Enérgya VM Generación, S.L	—	2,792	—	—
Villar Mir Energía, S.L.U.	—	—	—	231
Other related parties	—	—	—	23
	—	2,792	—	254

The short-term loans granted by Grupo Villar Mir, S.A.U. relate mainly to renewable cash loans earning interest at a market rate and maturing at short term.

The loan granted to Inmobiliaria Espacio, S.A. accrues a market interest and has a maturity in the short-term that is renewed tacitly upon maturity, unless the parties agreed it’s repaid until maturity, extended it automatically for one year.

A former member of the board of directors until the end of 2016 is affiliated with Marco International Corporation, from which the Company purchases certain raw materials and to whom the Company sells silicon-based alloys.

During 2016 the loan granted to Blue Power Corporation, S.L. relates mainly to the financing of the new Spanish solar project. This loan accrues a market interest and will be repaid on long-term basis.  On February 24, 2017, the loan was novated to OpCo as part of a capital injection by Blue Power to OpCo.

The balance with the other related parties arose as a result of the commercial transactions performed with them (see explanation of main transactions below).

Transactions with related parties and other related parties

Transactions with related parties in 2017, 2016 and 2015 are as follows:

	2017
	Sales and			Other	Finance
	Operating			Operating	Income
	Income	Cost of Sales	Staff costs	Expenses	(Note 25.4)
	US$'000	US$'000	US$'000	US$'000	US$'000
Inmobiliaria Espacio, S.A.	—	—	—	2	70
Villar Mir Energía, S.L.U.	—	94,049	—	3,362	—
Espacio Information Technology, S.A.U.	—	—	—	3,807	—
Enérgya VM Generación, S.L	17,222	—	—	226	—
Enérgya VM Gestión, S.L	—	—	—	22	—
Other related parties	—	—	—	1,440	154
Total	17,222	94,049	—	8,859	224

	2016
	Sales and			Other	Finance
	Operating			Operating	Income
	Income	Cost of Sales	Staff costs	Expenses	(Note 25.4)
	US$'000	US$'000	US$'000	US$'000	US$'000
Inmobiliaria Espacio, S.A.	—	—	—	2	74
Grupo Villar Mir, S.A.U.	403	—	—	—	—
Villar Mir Energía, S.L.U.	45	69,083	—	3,626	—
Espacio Information Technology, S.A.U.	—	—	—	4,049	—
Enérgya VM Generación, S.L	20,553	—	—	503	—
Enérgya VM Gestión, S.L	—	253	—	—	—
Marco International Corporation	765	5,212	—	—	—
Key management personnel (Note 26)	—	—	10,080	—	—
Other related parties	—	—	—	92	—
Total	21,766	74,548	10,080	8,272	74

	2015
	Sales and			Other	Finance
	Operating			Operating	Income
	Income	Cost of Sales	Staff costs	Expenses	(Note 25.4)
	US$'000	US$'000	US$'000	US$'000	US$'000
Inmobiliaria Espacio, S.A.	—	—	—	3	170
Enérgya VM Generación, S.L	28,881	—	—	306	—
Grupo Villar Mir, S.A.U.	—	—	—	—	255
Torre Espacio Castellana, S.A.U.	—	—	—	1,138	—
Villar Mir Energía, S.L.U.	66	85,511	—	4,850	—
Espacio Information Technology, S.A.U.	—	—	—	2,581	—
Marco International Corporation	—	360	—	—	—
Key management personnel (Note 26)	—	—	3,909
Other related parties	1	—	—	156	—
Total	28,948	85,871	3,909	9,034	425

“Cost of sales” of the related parties vis-à-vis Villar Mir Energía, S.L.U. relates to the purchase of energy from the latter by the Company’s Electrometallurgy - Europe segment.  FerroAtlántica pays VM Energía a service charge in addition to paying for the cost of energy purchase from the market. For the fiscal years ended December 31, 2017, 2016 and 2015, FerroAtlántica’s and Hidro Nitro Española’s obligations to make payments to VM Enérgia under their respective agreements - for the purchase of energy plus the service charge - amounted to $94,049 thousand, $69,083 thousand and $85,511 thousand, respectively. These contracts are similar to contracts FerroAtlántica signs with other third-party brokers.

“Other operating expenses” relates mainly to service fees paid to Espacio Information Technology, S.A.U. for managing and maintenance services rendered related, basically, to the enterprise resource planning (‘ERP’) that some Company entities use; and, and other IT development projects.

“Sales and operating income” relates mainly to sales from Hidro Nitro Española to Enérgya VM for the sales made by its hydroelectric plant of $7,419 thousand, $5,155 thousand and $6,686 thousand for the fiscal years ended December 31, 2017, 2016 and 2015 and FerroAtlántica sales to Enérgya VM for the sales made by its hydroelectric plant of $9,803 thousand, $15,398 thousand and $22,195 thousand for the fiscal years ended December 31, 2017, 2016 and 2015.

During 2017, under the solar joint venture agreement FerroAtlántica and other subsidiaries have purchased property, plant and equipment of $3,611 thousand from Aurinka and Blue Power Corporation, S.L.

24.   Guarantee commitments to third parties and other contingent assets and liabilities

Guarantee commitments to third parties

As of December 31, 2017 and 2016, the Company has provided bank guarantees commitments to third parties amounting $18,943 thousand and $43,944 thousand, respectively. Management believes that any unforeseen liabilities at December 31, 2017 and 2016 that might arise from the guarantees given would not be material.

Contingent assets

In 2015, FerroAtlántica Group filed a claim to recover the initial joint venture contribution of approximately $22,000 thousand from its counterparty in relation to the Joint Venture Agreement between FerroAtlántica Group and Zeus Mineraçao Ltda., José Rubens Moretti Junior and Guilherme Moretti. There was an arbitration hearing in April 2015 and, on June 10, 2016, an award of $22,000 thousand, plus costs, was confirmed in favor of FerroAtlántica. The defendants have since applied to the Brazilian courts to annul the award and the parties are awaiting an order on the request.  While the Company intends to continue to pursue recovery, the Company considers recovery against the claim unlikely due to the apparent financial condition of the respondents and has written off the full amount of the claim as of December 31, 2016 and December 31, 2017.

Contingent liabilities

In the ordinary course of its business, Ferroglobe is subject to lawsuits, investigations, claims and proceedings, including, but not limited to, contractual disputes and employment, environmental, health and safety matters. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations, claims and proceedings asserted against it, we do not believe any currently pending legal proceeding to which it is a party will have a material adverse effect on its business, prospects, financial condition, cash flows, results of operations or liquidity.

Asbestos claims

Certain employees of FerroPem, S.A.S., then known as Pechiney Electrometallurgie, S.A. (“PEM”), may have been exposed to asbestos at its plants in France in the decades prior to FerroAtlántica Group’s purchase of that business in December 2004. During the period in question, PEM was wholly-owned by Pechiney Bâtiments, S.A., which had certain indemnification obligations to our FerroAtlántica Group division pursuant to the 2003 Share Sale and Purchase Agreement under which our FerroAtlántica Group acquired PEM.  As of the date of this annual report, approximately 89 such employees have “declared” asbestos-related injury to the French social security agencies, based either on the occurrence of work accidents (“accident du travail”) or on administrative recognition of an occupational disease (“maladie professionelle”). Of these, 51 cases are closed, approximately 38 are pending before the French social security agencies or courts and, of the latter, 17 include assertions of “inexcusable negligence” (“faute inexcusable”) which, if upheld, may lead to material liability on the part of FerroPem.  Other employees may declare further asbestos-related injuries in the future, and may likewise assert inexcusable negligence. In 2016, FerroPem initiated an arbitration process seeking to enforce indemnification provisions in the Share Sale and Purchase Agreement against Río Tinto France as successor to Pechiney Bâtiments with respect to pending asbestos claims.  On July 11, 2017, however, the claims in arbitration were denied in their entirety on various grounds, including that the claims were untimely, and Ferropem is without further recourse against Río Tinto. Litigation against, and material liability on the part of, FerroPem will not necessarily arise in each case, and to date a majority of such declared injuries have been minor and have not led to significant liability on Ferropem’s part. Whether material liability will arise is determined case-by-case, often over a period of years, depending on, inter alia, the evolution of the claimant’s asbestos-related condition, the possibility that the claimant was exposed while working for other employers and, where asserted, the claimant’s ability to prove inexcusable negligence on FerroPem’s part. Because of such uncertainties, no reliable estimate can be made at this time of FerroPem’s eventual liability in these matters, with exception of three grave cases that have been litigated through the appeal process and in which claimants’ assertions of inexcusable negligence were upheld. Liabilities in respect to this matter have been recorded at December 31, 2017 at an estimated amount of $2,339 thousand in Provisions for litigation in progress.

Environmental matters

On August 31, 2016, the U.S. Department of Justice (the “DOJ”) requested a meeting with GMI to discuss potential resolution of a July 1, 2015 NOV/FOV that GMI received from the U.S. Environmental Protection Agency (the “EPA”) alleging certain violations of the Prevention of Significant Deterioration (“PSD”) and New Source Performance Standards provisions of the Clean Air Act associated with a 2013 project performed at GMI’s Beverly facility. Specifically, the July 2015 NOV/FOV alleges violations of the facility’s existing operating and construction permits, including allegations related to opacity emissions, sulfur dioxide and particulate matter emissions, and failure to keep necessary records and properly monitor certain equipment. On October 27, 2016, GMI met with the DOJ and the EPA to discuss the alleged violations, GMI’s preliminary assessment of those alleged violations, and its possible defenses to the NOV/FOV. As a result of that meeting, GMI has agreed to the government’s request that GMI prepare an assessment of Best Available Control Technologies (“BACT”) that could be applicable to the facility under the federal PSD program, to conduct a ventilation study to assess emissions at the facility, and to continue discussions with the government regarding an appropriate resolution of the NOV/FOV by consent. In February 2017, the EPA formally issued a request under Section 114 of the Clean Air Act, requiring GMI to conduct the ventilation study that GMI had previously agreed to conduct. On January 4, 2017, GMI received a second NOV/FOV dated December 6, 2016, arising from the same facts as the July 2015 NOV/FOV and subsequent EPA inspections. The second NOV/FOV alleges opacity exceedances at certain units, failure to prevent the release of particulate emissions through the use of furnace hoods at a certain unit, and the failure to install Reasonably Available Control Measures (as defined) at certain emission units at the Beverly facility. As part of the on‑going consent process to resolve the NOVs/FOVs, the government could demand that GMI install additional pollution control equipment and/or implement other measures to reduce emissions from the facility, as well as pay a civil penalty. GMI’s environmental consultants have completed the ventilation study and a Ventilation Evaluation Report documenting the same, which GMI provided to EPA on October 6, 2017.  Since that time, GMI and the government have continued negotiations regarding potential resolution of the NOV/FOVs, which negotiations are ongoing.  At this time, however, GMI does not know the extent of potential injunctive relief or the amount of a civil penalty a negotiated resolution of this matter may entail. Should the DOJ and GMI be unable to reach a negotiated resolution of the NOVs/FOVs, the government could institute formal legal proceedings for injunctive relief and civil penalties. The statutory maximum penalty is $93,750 per day per violation, from April 2013 to the present.

25.   Income and expenses

25.1 Sales

Sales by segment for the years ended December 31 are as follows:

	2017	2016	2015
	US$'000	US$'000	US$'000
Electrometallurgy - North America	541,143	521,192	10,062
Electrometallurgy - Europe	1,083,200	949,547	1,174,968
Electrometallurgy - South Africa	122,504	142,160	219,890
Other segments	60,199	90,337	129,123
Eliminations	(65,353)	(127,199)	(217,453)
Total	1,741,693	1,576,037	1,316,590

Sales by geographical area for the years ended December 31 are as follows:

	2017	2016	2015
	US$'000	US$'000	US$'000
Spain	253,991	201,403	221,558
Germany	245,152	241,046	230,996
Italy	94,590	90,267	120,016
Other EU Countries	340,877	236,746	314,078
USA	547,309	563,619	208,412
Rest of World	259,774	242,956	221,530
Total	1,741,693	1,576,037	1,316,590

25.2 Staff costs

Staff costs are comprised of the following for the years ended December 31:

	2017	2016	2015
	US$'000	US$'000	US$'000
Wages, salaries and similar expenses	222,733	212,098	133,868
Pension plan contributions	13,631	10,647	8,986
Employee benefit costs	65,599	73,654	63,015
Total	301,963	296,399	205,869

25.3 Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs are comprised of the following for the years ended December 31:

	2017	2016	2015
	US$'000	US$'000	US$'000
Amortization of intangible assets (Note 8)	8,440	12,649	4,547
Depreciation of property, plant and equipment (Note 9)	94,051	105,695	55,668
Change in impairment losses on uncollectible trade receivables (Note 10)	1,784	7,578	5,305
Change in inventory write-downs (Note 11)	405	—	917
Other	(151)	(245)	613
Total	104,529	125,677	67,050

25.4 Finance income and finance cost

Finance income is comprised of the following for the year ended December 31:

	2017	2016	2015
	US$'000	US$'000	US$'000
Finance income of related parties (Note 23)	224	74	425
Other finance income	3,484	1,462	671
Total	3,708	1,536	1,096

Finance costs are comprised of the following for the year ended December 31:

	2017	2016	2015
	US$'000	US$'000	US$'000
Interest on debt instruments	28,961	—	—
Interest on loans and credit facilities	15,834	18,630	15,318
Interest on note and bill discounting	7,403	1,503	1,697
Interest on interest rate swaps	2,689	2,525	2,618
Interest on finance leases	2,917	3,186	3,656
Trade receivables securitization expense (Note 10)	7,256	—	—
Other finance costs	352	4,407	7,116
Total	65,412	30,251	30,405

25.5 Impairment losses and net loss (gain) due to changes in the value of assets

Impairment losses and net loss (gain) due to changes in the value of assets are comprised of the following for the years ended December 31:

	2017	2016	2015
	US$'000	US$'000	US$'000
Impairment of goodwill (Note 7)	30,618	194,612	—
Impairment of intangible assets (Note 8)	443	230	6,442
Impairment of property, plant and equipment (Note 9)	(104)	67,624	45,600
Impairment of non-current financial assets (Note 10)	—	5,623	—
Impairment losses	30,957	268,089	52,042

(Increase) decrease in fair value of biological assets (Note 28)	(7,504)	(1,891)	(1,336)
(Gain) loss on financial investments	—	—	2,248
Net (gain) loss due to changes in the value of assets	(7,504)	(1,891)	912

25.6 Loss (gain) on disposal of non-current assets

Loss (gain) on disposal of non-current assets is comprised of the following for the years ended December 31:

	2017	2016	2015
	US$'000	US$'000	US$'000
Loss on disposal of intangible assets	503	—	3,350
Gain on disposal of property, plant and equipment	(1,779)	(468)	(1,767)
Loss on disposal of property, plant and equipment	3,733	—	631
Loss on disposal of other non-current assets	1,859	128	—
Total	4,316	(340)	2,214

26.   Remuneration and other benefits paid to key management personnel

Remuneration and other benefits paid to key management personnel during the years ended December 31 is as follows:

	2017	2016	2015
	US$'000	US$'000	US$'000
Fixed remuneration	5,625	4,494	2,054
Variable remuneration	3,710	3,258	1,658
Contributions to pension plans and insurance policies	215	281	152
Share-based payments	1,738	-	-
Other remuneration	17	177	45
Total	11,305	8,210	3,909

In addition to the compensation information above, during 2016, fixed remuneration, variable remuneration, contributions to pension plans and insurances policies corresponding to the Company’s former Executive Chairman amounted to $1,117 thousand, $749 thousand, and $4 thousand, respectively. In addition, as of December 31, 2016, severance benefits were accrued in the amount of $22,672 thousand, related to the resignation of the former Company’s Executive Chairman.

During 2017, 2016 and 2015, no loans and advances have been granted to key management personnel.

27.   Financial risk management

Ferroglobe operates in an international and cyclical industry which exposes it to a variety of financial risks such as currency risk, liquidity risk, interest rate risk, credit risk and risks relating to the price of finished goods, raw materials and power.

The Company’s management model aims to minimize the potential adverse impact of such risks upon the Company’s financial performance. Risk is managed by the Company’s executive management, supported by the Risk Management, Treasury and Finance functions. The risk management process includes identifying and evaluating financial risks in conjunction with the Company’s operations and quantifying them by project, region and subsidiary. Management provides written policies for global risk management, as well as for specific areas such as foreign currency risk, credit risk, interest rate risk, liquidity risk, the use of hedging instruments and derivatives, and investment of surplus liquidity.

The financial risks to which the Company is exposed in carrying out its business activities are as follows:

a) Market risk

Market risk is the risk that the Company’s future cash flows or the fair value of its financial instruments will fluctuate because of changes in market prices. The primary market risks to which the Company is exposed comprise foreign currency risk, interest rate risk and risks related to prices of finished goods, raw materials and power.

Foreign currency risk

Ferroglobe generates sales revenue and incurs operating costs in various currencies. The prices of finished goods are to a large extent determined in international markets, primarily in US dollars and Euros. Foreign currency risk is partly mitigated by the generation of sales revenue, the purchase of raw materials and other operating costs being denominated in the same currencies. Although it has done so on occasions in the past, and may decide to do so in the future, the Company does not generally enter into foreign currency derivatives in relation to its operating cash flows. At December 31, 2017, the Company was not party to any foreign currency forward contracts.

In February 2017, the Company completed a restructuring of its finances which included the issue of $350,000 thousand of senior notes due 2022 (see Note 18) and the repayment of certain existing indebtedness denominated in a number of currencies across its subsidiaries. The Company is exposed to foreign exchange risk as the interest and principal of the Notes is payable in US dollars, whereas its operations principally generate a combination of US dollar and Euro cash flows. Following approval by the Board, the Company entered into a cross currency interest rate swap to exchange 55% of the principal and interest payments in US dollars for principal and interest payments in Euros (see Note 19). The Company has designated a proportion of the cross currency swap as a cash flow hedge (see Note 19), with the remainder accounted for at fair value through profit or loss.

Interest rate risk

Ferroglobe is exposed to interest rate risk in respect of its financial liabilities that bear interest at floating rates. These primarily comprise credit facilities (see Note 16) and obligations under finance leases related to hydroelectrical installations (see Note 17).

During the year ended December 31, 2017, the Company did not enter into any interest rate derivatives in relation to its interest bearing credit facilities. At 31 December, 2017, there was no balance outstanding under its credit facilities.

Prior to the Business Combination, the Company entered into interest rate swaps to fix the interest payable in respect of its obligations under finance leases until 2022.  Details of the interest rate derivative financial instruments at December 31, 2017 and 2016 are included in Note 19 to these consolidated financial statements.

b) Credit risk

Credit risk refers to the risk that a customer or counterparty will default on its contractual obligations resulting in financial loss. The Company’s main credit risk exposure relates to the following financial assets:

•	trade and other receivables; and
•	loans and receivables (other financial assets) arising from the Company’s accounts receivable securitization program (see Note 10).

Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas. The Company has established policies, procedures and controls relating to customer credit risk management. Ongoing credit evaluation is performed on the financial condition of accounts receivable and, where appropriate, the Company insures its trade receivables with reputable credit insurance companies.

Since August 2017, the Company has sold substantially all of the trade receivables generated by its subsidiaries in the US, Canada, Spain and France to an accounts receivable securitization programme (see Note 10). This has enabled it to monetize these assets earlier than it did previously and significantly reduce working capital.

c) Liquidity risk

The purpose of the Company’s liquidity and financing policy is to ensure that the Company keeps sufficient funds available to meet its financial obligations as they fall due. The Company’s main sources of financing are as follows:

•

$350,000 thousand 9.375% senior notes due 2022. The proceeds from the Notes, issued by Ferroglobe and Globe in February 2017, were primarily used to repay certain existing indebtedness of the Parent Company and its subsidiaries. Interest is payable semi-annually on March 1 and September 1 of each year. If Ferroglobe experiences a change of control, the Company is required to offer to redeem the Notes at 101% of their principal amount (see Note 18).

•

$200,000 thousand Amended Revolving Credit Facility. Loans under the Amended Revolving Credit Facility may be borrowed, repaid and reborrowed until the maturity of the facility in August 2018. Borrowings are available to be used to provide for the working capital and general corporate requirements of the Parent Company and its subsidiaries (including permitted acquisitions and permitted capital expenditures). At

December 31, 2017 the full amount of the facility was available for drawdown. Subsequent to year-end, the facility was replaced by a new $250,000 thousand revolving credit facility maturing in February 2021(see Note 30).

•

Hydroelectric finance lease. In May 2012, the Company entered into a sale and leaseback agreement with respect to certain hydroelectric assets in Spain. The lease payments are due in 120 installments from May 2012 to maturity in May 2022 (see note 17).

To ensure that there are sufficient funds available for the Company to repay its financial obligations as they fall due, each year the Company’s Financial Planning and Analysis department prepares a financial budget that is approved by the Board of Directors and details all financing needs and how such financing will be provided. The budget projects the funds necessary for the most significant cash requirements, such as prepayments for capital expenditures, debt repayments and, where applicable, working capital requirements.

Quantitative information

i.	Interest rate risk:

At December 31, the Company’s interest-bearing financial liabilities were as follows:

	2017
	Fixed rate	Floating rate	Total
	US$'000	US$'000	US$'000
Bank borrowings	—	1,003	1,003
Obligations under finance leases	—	82,633	82,633
Debt instruments	350,270	—	350,270
Other financial liabilities (*)	86,238	13,153	99,391
	436,508	96,789	533,297

(*)  Other financial liabilities comprise loans from government agencies and exclude derivative financial instruments (see Note 19).

	2016
	Fixed rate	Floating rate	Total
	US$'000	US$'000	US$'000
Bank borrowings	—	421,291	421,291
Obligations under finance leases	—	5,237	5,237
Debt instruments	—	—	—
Other financial liabilities (*)	75,797	11,563	87,360
	75,797	438,091	513,888

(*)  Other financial liabilities comprise loans from government agencies and exclude derivative financial instruments (see Note 19).

In respect of the above financial liabilities, at December 31, 2017, the Company had floating to fixed interest rate swaps in place covering 83% of its exposure to floating interest rates (2016: 3%). The increase in the proportion of floating rate financial liabilities covered by interest rate swaps reflects that in February 2017 the Company completed a comprehensive refinancing, replacing floating rate debt with fixed rate debt, and that at December 31, 2016, the Company’s obligations under finance leases related to the Spanish energy business and related interest rate swaps were separately classified on the balance sheet as part of a disposal group held for sale (see Note 29).

Analysis of sensitivity to interest rates

At December 31, 2017, given that the majority of the Company’s interest-bearing financial liabilities are at fixed interest rates and that the Company has interest rate swaps in place in respect of substantially all of its obligations under finance leases, management do not consider that there are reasonably possible changes in interest rates that would have a material impact on the Company’s profitability.

At December 31, 2016, the Company performed a sensitivity analysis for floating rate financial liabilities that, taking into consideration the February 2017 refinancing discussed in Notes 16 and 18, indicated that an increase of 1% in interest rates would have given rise to additional borrowing costs of $1.8 million in 2017.

ii.	Foreign currency risk:

Notes and cross currency swap

The Parent Company is exposed to exchange rate fluctuations as it has a Euro functional currency and future commitments to pay interest and principal in US dollars in respect of its outstanding debt instruments of $150,000 thousand (see Note 18). To manage this foreign currency risk, the Parent Company has entered into a cross currency swap and designated a portion of this as an effective cash flow hedge of the future interest and principal amounts due on its debt instruments. As discussed in Note 19, the notional amount of the cross currency swap exceeds the principal amount of the Parent Company’s debt instruments by $42,500 thousand and therefore a portion of the cross currency swap is not designated as a hedge and is accounted for at fair value through profit or loss. The Company has performed a sensitivity analysis that indicates that if the Euro was to strengthen (weaken) against the US Dollar by 10% it would record a loss (gain) of $5,831 thousand in respect of the portion of the cross currency swap accounted for at fair value through profit or loss.

Foreign currency swaps in relation to trade receivables and trade payables

The proportion of foreign currency accounts receivable and accounts payable for which foreign currency swaps had been arranged were as follows at December 31:

	2017	2016
Percentage of accounts receivable in foreign currencies for which currency swaps have been arranged	—%	13.7%
Percentage of accounts payable in foreign currencies for which currency swaps have been arranged	—%	2.5%

At December 31, 2017, the Company has no foreign currency swaps in place in respect of foreign currency accounts receivable and accounts payable. The fair value of outstanding foreign currency swaps at December 31, 2016, was €(0.8) million.

The sensitivity of the Company’s profit or loss to the impact of changes in the foreign exchange rates on its foreign currency swaps is as follows:

Sensitivity to the EUR/USD exchange rate	2017	2016
+10% (appreciation of the Euro)	—	2.5
-10% (depreciation of the Euro)	—	(2.5)

Foreign currency derivatives mainly cover monetary items in the statement of financial position and, therefore, exchange differences on these items would be partly offset by the above changes in fair value of its derivatives.

iii.	Liquidity risk:

The table below summarises the maturity profile of the Company’s financial liabilities at December 31, 2017, based on contractual undiscounted payments. The table includes both interest and principal cash flows. The cash flows for debt instruments assume that principal of the Notes is repaid at maturity in March 2022 (see Note 18).

	2017
	Less than 1 year	Between 1-2 years	Between 2-5 years	After 5 years	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings	1,003	—	—	—	1,003
Finance leases	15,379	15,504	58,225	—	89,108
Debt instruments	32,813	32,813	432,031	—	497,656
Financial loans from government agencies	88,127	2,362	2,349	1,056	93,894
Derivative financial instruments	595	203	18,108	—	18,906
Payables to related parties	12,973	—	—	—	12,973
Trade and other payables	192,859	—	—	—	192,859
	343,749	50,882	510,713	1,056	906,399

The amounts disclosed in the table above for derivative financial instruments are the net undiscounted cash flows. The following table shows the gross inflows and outflows and the corresponding reconciliation of those amounts to the net carrying value of the derivatives.

	2017
	Less than 1 year	Between 1-2 years	Between 2-5 years	After 5 years	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Inflows	18,198	17,996	237,526	—	273,720
Outflows	(18,793)	(18,199)	(255,634)	—	(292,626)
Net cash flow	(595)	(203)	(18,108)	—	(18,906)

Discounted at the applicable interbank rates	(995)	(985)	(36,060)	—	(38,040)

Changes in liabilities arising from financing activities

The changes in liabilities arising from financing activities during the year ended December 31, 2017, were as follows:

	January 1, 2017	Reclassification of business held for sale (*)	Changes from financing cash flows	Effect of changes in foreign exchange rates	Changes in fair values	Other changes	December 31, 2017
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings	421,291	—	(426,641)	1,916	—	4,437	1,003
Obligations under finance leases	5,237	81,383	(14,610)	10,623	—	—	82,633
Debt instruments	—	—	337,383	—	—	12,887	350,270
Financial loans from government agencies (Note 19)	87,360	—	—	12,031	—	—	99,391
Derivative financial instruments (Note 19)	699	5,576	—	1,971	31,614	(1,820)	38,040
Total liabilities from financing activities	514,587	86,959	(103,868)	26,541	31,614	15,504	571,337
Proceeds from stock option exercises			180
Other amounts paid due to financing activities			(9,709)
Net cash (used) by financing activities			(113,397)

(1)

(*)  Liabilities associated with the Spanish energy business were separately presented in the consolidated statement of financial position at December 31, 2016, as part of a disposal group held for sale. The business ceased to be classified as held for sale during the year ended December 31, 2017 (see Note 29).

28.   Fair value measurement

Fair value of assets and liabilities that are measured at fair value on a recurring basis

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities that are carried at fair value in the statement of financial position:

	December 31, 2017
		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Total	(Level 1)	(Level 2)	(Level 3)
	US$'000	US$'000	US$'000	US$'000
Other non-current assets (Note 12):
Biological assets	27,279	—	—	27,279
Other non-current financial liabilities (Note 19):
Derivative financial instruments - cross currency swap	(33,648)	—	(33,648)	—
Derivative financial instruments - interest rate swaps	(4,392)	—	(4,392)	—

	December 31, 2016
		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Total	(Level 1)	(Level 2)	(Level 3)
	US$'000	US$'000	US$'000	US$'000
Other non-current assets (Note 12):
Biological assets	17,365	—	—	17,365
Other non-current financial liabilities (Note 19):
Derivative financial instruments - interest rate swaps	(699)	—	(699)	—
Liabilities associated with assets held for sale (Note 29):
Derivative financial instruments - interest rate swaps	(6,630)	—	(6,630)	—

Cross currency swap

The cross currency swap is valued using a discounted cash flow technique. The valuation model incorporates foreign exchange spot and forward rates, yield curves of the respective currencies, currency basis spreads between the respective currencies and forward interest rates. The valuation also incorporates a credit risk adjustment,  calculated based on credit spreads derived from current credit default swap prices (see Note 19).

Interest rate swaps

Interest rate swaps are valued using a discounted cash flow technique. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of the reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.

Biological assets

Biological assets comprise timber farms in South Africa, which are a source of raw materials used for the production of silicon metal. The timber farms plantations are measured at fair value less the incremental costs to be incurred until the related products are at the point of sale. The main assumptions used include the number of hectares planted and the age and average annual growth of the plantations. The changes in the fair value of this asset are recognized in the income statement in the line “net gain (loss) due to changes in the value of assets” (see Note 25.5).

The methodology for determining the fair value has been applied on a consistent basis in the current and prior year and the key assumptions are as follows:

•	the arm’s length price (market price) used by the market for wood of varying ages;
•	the wood pulp industry Mean Annual Increment (MAI) index of 15 for gum and 10.5 for pine is used to determine the annual growth rate of the plantations; and
•	the density index used to convert cubic meters of wood to metric tons is 0.94 for pine and 1 for wood pulp.

The changes fair value of biological assets classified at level 3 in the hierarchy were as follows:

Level 3
US$'000
January 1, 2016	13,767
Gain recognised in profit or loss (Note 25.5)	1,891
Translation differences	1,707
December 31, 2016	17,365
Gain recognised in profit or loss (Note 25.5)	7,504
Translation differences	2,410
December 31, 2017	27,279

29.   Non-current assets held for sale

Plan to dispose of Spanish energy business

On December 12, 2016, the Company entered into a sale agreement to dispose of its Spanish energy business. The assets and associated liabilities of this business were classified as held for sale in the balance sheet at December 31, 2016. Subsequently, in July 2017, the Company announced that it did not receive the required regulatory approvals to divest of its Spanish energy business and although it will continue to explore all options to capture the full value of these assets, completion of the previously announced sale is no longer considered to be highly probable. Accordingly, the Company in the second quarter of 2017 ceased to classify the assets and liabilities of the business as held for sale.

In accordance with IFRS 5, the Company ceased to recognize depreciation expense in relation to its Spanish energy business while it was classified as held for sale. When the business ceased to be classified as held for sale, the Company recorded an adjustment of $2,608 thousand to the carrying amount of its assets, equivalent to the depreciation that would have been charged if the business had not been classified as held for sale. This loss is charged in the income statement within the line item “other loss”.

As at December 31, 2016, the assets of the Spanish energy business classified as held for sale and associated liabilities were as follows:

2016
US$'000
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

The assets held for sale and associated liabilities shown in the table above are presented after the elimination of intercompany balances with other subsidiaries of Ferroglobe.

Other financial liabilities

Other financial liabilities comprise the fair value of interest rate swaps, which were taken out to hedge the risk of changes in interest rates of finance leases for hydroelectrical installations. As detailed in Note 19, since June 30, 2015, these interest rate swaps have been considered ineffective for the purposes of hedge accounting and as a result the changes in their fair value have been recognized in the income statement.

Obligations under financial leases

Obligations under financial leases comprise a finance lease that relates to the Company’s rights to use certain hydroelectrical installations. This lease expires in 2022, ten years from the date on which it was entered into and bears interest at a variable market rate.

The minimum lease payments on hydroelectrical installation finance leases at December 31, 2016 are as follows:

2016
US$'000
Within one year	10,507
Between one and five years	47,510
After five years	23,366
Total	81,383

30.   Events after the reporting period

Biological Assets in South Africa

In January 2018, the Board of Directors of the Company authorized the potential divestiture or alternative strategic transaction of biological assets in South Africa. The Company considers these assets non-core.  Any potential transaction regarding these assets may require certain regulatory approvals, which, along with other factors, may not result in successful completion.

Acquisition of Glencore’s European manganese plants in France and Norway

On February 1, 2018, Ferroglobe completed the acquisition from a wholly-owned subsidiary of Glencore International AG ("Glencore") of a 100% interest in Glencore's manganese alloys plants in Mo i Rana (Norway) and Dunkirk (France), after receiving the necessary regulatory approvals in France, Germany and Poland. The new subsidiaries will be renamed as Ferroglobe Mangan Norge and Ferroglobe Manganèse France. Ferroglobe has completed the acquisition through its wholly-owned subsidiary Grupo FerroAtlántica.

The acquisition of the Glencore plants in France and Norway represents a unique opportunity for Ferroglobe to increase its size in the manganese alloys industry, becoming one of the world's largest producers with over half a million tons of sales of ferromanganese and silicomanganese. In 2016, the combined sales of these plants were approximately 160,000 tons of ferromanganese and 110,000 of silicomanganese. During the same year, Ferroglobe sold approximately 135,000 tons of ferromanganese and 132,000 tons of silicomanganese.

The integration of the acquired assets will allow Ferroglobe to consolidate a network of manganese alloy plants in Europe, to diversify its manganese alloy production base and to capture cost improvements through the sharing of best practices and the optimization of logistics flows. It will also provide significant advantages to our customers as Ferroglobe will be better positioned to serve multiple locations in a more agile and responsive manner.

Simultaneously with the acquisition, Glencore and Ferroglobe have entered into exclusive agency arrangements for the marketing of Ferroglobe's manganese alloys worldwide and the procurement of manganese ores to supply Ferroglobe's plants, in both cases for a period of ten years.

The acquisition price for the two facilities included an up-front payment satisfied on closing plus an earn-out payment, payable over eight and a half years, based on the annual performance of each of the acquired plants.

The initial accounting for the acquisition is incomplete as at the date these financial statements are authorized for issue. The acquisition-date fair value of the consideration transferred, the fair value of the assets acquired and liabilities assumed and the amount of goodwill arising on the acquisition will be disclosed in forthcoming periods.

New revolving credit facility

On February 27, 2018, Ferroglobe repaid $88,316 thousand of outstanding borrowings under the Amended Revolving Credit Facility and entered into a new revolving facility that provides for borrowings up to an aggregate principal amount of $250,000 thousand (the “New Revolving Credit Facility”). In addition to loans in US dollars, multicurrency borrowings under the New Revolving Credit Facility are available in Euros, Pound Sterling and any other currency approved by the administrative agent and lenders. Subject to certain exceptions, loans under the New Revolving Credit Facility may be borrowed, repaid and reborrowed at any time until the facility’s expiration date in February 27, 2021.

Ferroglobe’s obligations under the New Revolving Credit Facility are guaranteed by certain subsidiaries and borrowings are secured by certain assets of Ferroglobe and its subsidiaries.

In addition to certain affirmative and negative covenants, the New Revolving Credit Facility contains certain maintenance financial covenants, including a maximum net total leverage ratio and a minimum interest coverage ratio.