Form 20-F
period 2018-12-31
Ferroglobe PLC
filed 2019-04-29
CIK 1639877

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20‑F

(Mark One)☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
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

Phillip Murnane Chief Financial Officer and Principal Accounting Officer

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

Ordinary Shares (nominal value of $0.01)	169,122,682

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

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Investors should read the section entitled “Item 3.D.—Key Information—Risk Factors” and the description of our segments in the section entitled “Item 4.B.—Information on the Company—Business Overview” for a more complete discussion of the factors that could affect us. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in, or suggested by, the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following:

•	the outcomes of pending or potential litigation;
•

operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected;

•	the retention of certain key employees may be difficult;
•	intense competition and expected increased competition in the future;
•	our ability to adapt services to changes in technology or the marketplace;
•	our ability to maintain and grow relationships with customers and clients;
•	the historic cyclicality of the metals industry and the attendant swings in market price and demand;
•	increases in energy costs and the effect on costs of production;
•	energy prices, disruptions in the supply of power and changes in governmental regulation of the power sector;
•	availability of raw materials and transportation;
•	the cost of raw material inputs and the ability to pass along those costs to customers;
•	costs associated with labor disputes and stoppages;
•	our ability to maintain our liquidity and to generate sufficient cash to service indebtedness;
•	integration and development of prior and future acquisitions;

•	our ability to implement strategic initiatives and actions taken to increase sales growth;
•	our ability to compete successfully;
•	the availability and cost of maintaining adequate levels of insurance;
•	our ability to protect trade secrets, trademarks and other intellectual property;
•	equipment failures, delays in deliveries or catastrophic loss at any of our manufacturing facilities, which may not be covered under any insurance policy;
•	exchange rate fluctuations;
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
•

risks from international operations, such as foreign exchange fluctuations, tariffs, duties and other taxation, inflation, increased costs, political risks and our ability to maintain and increase business in international markets;

•	risks associated with mining operations, metallurgical smelting and other manufacturing activities;
•	our ability to manage price and operational risks including industrial accidents and natural disasters;
•	our ability to acquire or renew permits and approvals;
•	potential losses due to unanticipated cancellations of service contracts;
•	risks associated with potential unionization of employees or work stoppages that could adversely affect our operations;
•	changes in tax laws (including under applicable tax treaties) and regulations or to the interpretation of such tax laws or regulations by governmental authorities;
•	changes in general economic, business and political conditions, including changes in the financial markets;
•	uncertainties and challenges surrounding the implementation and development of new technologies;
•	risks related to our capital structure; and
•	risks related to our ordinary shares.

These and other factors are more fully discussed in the “Item 3.D.—Key Information—Risk Factors” and “Item 4.B.—Information on the Company—Business Overview” sections and elsewhere in this annual report.

The risks set forth in “Item 3.D.—Key Information—Risk Factors” section are not exhaustive. Other sections of this annual report describe additional factors that could adversely affect our business, financial condition or results of operations. Moreover, we operate in a very competitive and rapidly changing commercial environment. New risk factors emerge from time to time and it is not possible for us to predict or list all such risks, nor can we assess the impact of all possible risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained, or implied by, in any forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents we reference herein carefully and completely, with the understanding that our actual future results or performance may be materially different from what we anticipate.

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

Unless otherwise specified or the context requires otherwise, all financial information for the Company provided in this annual report is denominated in U.S. Dollars.

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

•	“Borrower” refers to Ferroglobe PLC as borrower under the Revolving Credit Facility;
•	“Business Combination” refers to the business combination of Globe and FerroAtlántica as wholly-owned subsidiaries of Ferroglobe PLC on December 23, 2015;
•

“Class A Ordinary Shares” refers to share capital issued in connection with the Business Combination, which has subsequently been converted into ordinary shares of Ferroglobe PLC as a result of the distribution of beneficial interest units in the Ferroglobe Representation and Warranty Insurance Trust to certain Ferroglobe PLC shareholders on November 18, 2016;

•

“Consolidated Financial Statements” refers to the audited consolidated financial statements of Ferroglobe PLC and its subsidiaries as of December 31, 2018 and December 31, 2017 and for each of the years ended December 31, 2018, 2017 and 2016, including the related notes thereto, prepared in accordance with IFRS (as such terms are defined herein);

•	“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board;
•

“Indenture” refers to the indenture, dated as of February 15, 2017, among Ferroglobe PLC and Globe as co-issuers, certain subsidiaries of Ferroglobe PLC as guarantors, and Wilmington Trust, National Association as trustee, registrar, transfer agent and paying agent;

•	“Notes” refer to the $350,000,000 aggregate principal amount of Senior Notes due 2022;

•	“Predecessor” refers to FerroAtlántica for all periods prior to the Business Combination;
•	“Revolving Credit Facility” refers to the revolving credit facility available pursuant to the Revolving Credit Facility Agreement;
•

“Revolving Credit Facility Agreement” refers to the credit agreement, dated as of February 27, 2018, as amended on or about October 31, 2018 and February 22, 2019, among Ferroglobe PLC, as Borrower, certain subsidiaries of Ferroglobe PLC from time to time party thereto as guarantors, the financial institutions from time to time party thereto as lenders, PNC Bank, National Association, as administrative agent, issuing lender and swing loan lender, PNC Capital Markets LLC, Citizens Bank, National Association and BMO Capital Markets Corp., as joint legal arrangers and bookrunners, Citizens Bank, National Association, as syndication agent, and BMO Capital Markets Corp., as documentation agent, as amended from time to time;

•	“shares” or “ordinary shares” refer to the authorized share capital of Ferroglobe PLC;
•	“tons” refer to metric tons (approximately 2,204.6 pounds or 1.1 short tons);
•	“U.S. Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended; and
•	“U.S. Securities Act” refers to the U.S. Securities Act of 1933, as amended.

PRESENTATION OF FINANCIAL INFORMATION

The selected financial information as of December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016 is derived from our Consolidated Financial Statements, which are included elsewhere in this annual report and which are prepared in accordance with IFRS. The selected financial information related to other periods is derived as noted in “Item 3.—Key Information Selected Financial Data”.

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

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.       KEY INFORMATION

A.    Selected Financial Data

The following selected financial information as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 is derived from our Consolidated Financial Statements, prepared in accordance with IFRS, which are included elsewhere in this annual report. The selected financial information as of December 31, 2015 reflect the consolidated statement of financial position of the Company as previously reported.

Ferroglobe was formed with the consummation of the Business Combination on December 23, 2015. FerroAtlántica is the Company’s “Predecessor” for accounting purposes. Therefore, the selected consolidated income statement of the Company for the year ended December 31, 2015 were composed of the following results:

•	Ferroglobe PLC for the period beginning February 5, 2015 (inception of the entity) and ended December 31, 2015;
•	FerroAtlántica, the Company’s “Predecessor,” for the year ended December 31, 2015; and
•	Globe for the eight-day period ended December 31, 2015.

The selected financial information as of and for the year ended December 31, 2014 corresponds to the Predecessor, FerroAtlántica.

The selected consolidated financial information as of and for the years ended December 31, 2018, 2017, 2016, 2015 and 2014 is not intended to be an indicator of our financial condition or results of operations in the future. The following tables should be read in conjunction with “Item 5.A.—Operating and Financial Review and Prospects—Operating Results,” and our Consolidated Financial Statements included elsewhere in this annual report.

Consolidated Income Statement Data

	Year ended December 31,
($ thousands)	2018	2017	2016 (3)	2015 (2)	2014 (1)
Sales	2,274,038	1,741,693	1,576,037	1,316,590	1,466,304
Cost of sales	(1,447,354)	(1,043,395)	(1,043,412)	(818,736)	(889,561)
Other operating income	46,037	18,199	26,215	15,751	6,891
Staff costs	(341,064)	(301,963)	(296,399)	(205,869)	(218,043)
Other operating expense	(283,930)	(239,926)	(243,946)	(200,296)	(165,491)
Depreciation and amortization charges, operating allowances and write-downs	(119,137)	(104,529)	(125,677)	(67,050)	(74,752)
Impairment losses	(58,919)	(30,957)	(268,089)	(52,042)	(399)
Net (loss) gain due to changes in the value of assets	(7,623)	7,504	1,891	(912)	(9,472)
Gain (loss) on disposal of non-current assets	14,564	(4,316)	340	(2,214)	555
Bargain purchase gain	40,142	—	—	—	—
Other losses	—	(2,613)	(40)	(347)	(60)
Operating profit (loss)	116,754	39,697	(373,080)	(15,125)	115,972
Finance income	5,374	3,708	1,536	1,096	4,771
Finance costs	(62,022)	(65,412)	(30,251)	(30,405)	(37,105)
Financial derivative gain (loss)	2,838	(6,850)	—	—	—
Exchange differences	(14,136)	8,214	(3,513)	35,904	7,800
Profit (loss) before tax	48,808	(20,643)	(405,308)	(8,530)	91,438
Income tax (expense) benefit	(24,235)	14,821	46,695	(49,942)	(59,707)
Profit (loss) for the year	24,573	(5,822)	(358,613)	(58,472)	31,731
Loss attributable to non-controlling interests	19,088	5,144	20,186	15,204	6,706
Profit (loss) attributable to the Parent	43,661	(678)	(338,427)	(43,268)	38,437

Earnings (loss) per share

($ thousands except for share amounts)	2018	2017	2016	2015 (2)	2014 (1)
Profit (loss) attributable to the Parent	43,661	(678)	(338,427)	(43,268)	38,437
Weighted average basic shares outstanding	171,406,272	171,949,128	171,838,153	99,699,262	98,078,163
Basic profit (loss) per ordinary share	0.25	—	(1.97)	(0.43)	0.39
Weighted average basic shares outstanding	171,406,272	171,949,128	171,838,153	99,699,262	98,078,163
Effect of dilutive securities	123,340	—	—	—	—
Weighted average dilutive shares outstanding	171,529,612	171,949,128	171,838,153	99,699,262	98,078,163
Diluted earnings (loss) per ordinary share	0.25	—	(1.97)	(0.43)	0.39

Cash dividends declared

($ thousands except for share amounts)	2018	2017	2016	2015 (2)	2014 (1)
Cash dividends declared	20,642	—	54,988	21,479	40,116
Cash dividends declared per ordinary share	0.12	—	0.32	0.12	0.41

Consolidated Statement of Financial Position Data

	As of December 31,
($ thousands)	2018	2017	2016	2015 (2)	2014 (1)
Cash and cash equivalents	216,647	184,472	196,931	116,666	48,651
Total assets	2,123,817	2,000,257	2,019,301	2,391,161	1,388,158
Non-current liabilities	740,368	612,303	500,503	603,500	468,585
Current liabilities	499,077	450,196	626,756	492,688	411,896
Equity	884,372	937,758	892,042	1,294,973	507,677

(1)

Financial data for the Predecessor, FerroAtlántica, except for share and per share data, which has been updated to reflect the shares received by the owners of FerroAtlántica as a result of the Business Combination for the year ended December 31, 2014.

(2)

Financial data for Ferroglobe is derived from the results and financial position of: (a) Ferroglobe PLC for the period beginning February 5, 2015 (inception of the entity) and ended December 31, 2015; (b) FerroAtlántica for the year ended December 31, 2015; and (c) Globe for the eight-day period ended December 31, 2015.

(3)

Our Spanish hydroelectric operations were determined to be discontinued and classified as held for sale in 2016. In July 2017, we announced that we did not receive the necessary regulatory approvals to divest these assets and the sale did not proceed and our Spanish hydroelectric operations ceased to be classified as held for sale. Accordingly, the results of such operations are presented within continuing operations for the years ended December 31, 2018 and 2017 and the consolidated income statements for prior periods have been re-presented to show the results of the Spanish energy business within income from continuing operations.

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

Risks Related to Our Business and Industry

Our operations depend on industries including the aluminum, steel, polysilicon, silicone and photovoltaic/solar industries, which, in turn, rely on several end‑markets. A downturn or change in these industries or end-markets could adversely affect our business, results of operations and financial condition.

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

Our business has historically been subject to fluctuations in the price of our products and market demand for them, caused by general and regional economic cycles, raw material and energy price fluctuations, competition and other factors. The timing, magnitude and duration of these cycles and the resulting price fluctuations are difficult to predict. For example, we experienced a weakened economic environment in national and international metals markets, including a sharp decrease in silicon metal prices in all major markets, from late 2014 to late 2017. During the second half of 2018, we experienced a fast and unexpected decline in the prices of products which adversely affected our results.

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

Additionally, as a result of unfavorable conditions in the end‑markets for its products, Globe Metales S.R.L. (“Globe Metales”) became subject to reorganization proceedings (“concurso preventivo”) in 1999, which ended in February 2019. While such reorganization proceedings were ongoing (until February 2019), Globe Metales could not dispose of or encumber its registered assets (including its real estate) or perform any action outside its ordinary course of business without prior court approval.

In calendar years 2009 and 2016, the global silicon metal, manganese and silicon based alloys industries suffered from unfavorable market conditions. We have also observed a deterioration of market conditions for several of our products in the second half of 2018 and the beginning of 2019 and these conditions may continue in the near future. Any decline in the global silicon metal, manganese and silicon based alloys industries could have a material adverse effect on our business, results of operations and financial condition. In addition, our business is directly related to the production levels of our customers, whose businesses are dependent on highly cyclical markets, such as the automotive, residential and non‑residential construction, consumer durables, polysilicon, steel, and chemical industries. In response to unfavorable market conditions, customers may request delays in contract shipment dates or other contract modifications. If we grant modifications, these could adversely affect our anticipated revenues and results of operations. Also, many of our products are traded internationally at prices that are significantly affected by worldwide supply and demand. Consequently, our financial performance will fluctuate with the general economic cycle, which could have a material adverse effect on our business, results of operations and financial condition.

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

Electrical power to our U.S. and Canada facilities is supplied mostly by American Electric Power Co., Alabama Power Co., Brookfield Renewable Partners L.P., Hydro-Québec, the Tennessee Valley Authority, and Niagara Mohawk Power Corporation through dedicated lines. Our Alloy, West Virginia facility obtains approximately 45% of its power needs under a fixed‑price power purchase agreement with a nearby hydroelectric facility owned by a Brookfield affiliate. This facility is over 70 years old and any breakdown could result in the Alloy facility having to purchase more grid power at higher rates. The energy supply for our Mendoza, Argentina facility is supplied by both the national network administrator Cammesa and by the local utility Edemsa (approximately 50% each) under a power agreement expiring in December 2019 with a low rate specifically approved for ultra electrointensive industries. The extension of this rate after December 2019 is being negotiated. There can be no assurance that such negotiations will be completed on terms we consider to be commercially reasonable, or at all.

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

In Spain, power is purchased in a competitive wholesale market. Our facilities have to pay access tariffs to the national grid and get certain payments in exchange for providing services to the grid (i.e., interruptibility services). The volatile nature of the wholesale market in Spain results in price uncertainty that can be only partially offset by financial hedging contracts. Also, the payment we receive for the services provided to the grid are a major component of our power supply arrangements in Spain, and regulation for such services has been altered several times during the past years and the economic benefits of such services vary significantly from one year to the next, affecting our production cost and results from our operations.

In addition, France, South Africa and the U.S., our energy purchase arrangements depend to a certain extent on rebates or revenues that we get for providing different services to the grid (interruptibility, load shaving, off-peak consumption, etc.). These rebates may be significant and the arrangements with the grid operator or with the regulator may vary, which may affect our production costs and results from our operations.

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

Principal components in the production of silicon metal, silicon‑based alloys and manganese‑based alloys include metallurgical‑grade coal, charcoal, graphite and carbon electrodes, manganese ore, quartzite, wood chips, steel scrap, and other metals. While we own certain sources of raw materials, we also buy raw materials on a spot or contracted basis. The availability of these raw materials and the prices at which we purchase them from third‑party suppliers depend on market supply and demand and may be volatile. Our ability to obtain these materials in a cost efficient and timely manner is dependent on certain suppliers, their labor union relationships, mining and lumbering regulations and output and general local economic conditions.  In 2018, manganese ore prices remained at historically high levels throughout the year. As a result, the profitability of our manganese-based operations was adversely affected.

Over the previous years, certain raw materials (particularly graphite electrodes, coal, manganese ore, and other electrode components) have experienced significant price increases and quick price moves in relatively short periods of time. In some cases, this has been combined with certain shortage in the availability of such raw materials. While we try to anticipate potential shortages in the supply of critical raw materials with longer term contracts and other purchasing strategies, these price swings and supply shortages may affect our cost of production or even cause interruptions in our operations, which may have a material adverse effect on our business, results of operations and financial condition.

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

Metallurgical manufacturing generally, and smelting in particular, is inherently dangerous and subject to risks of fire, explosion and sudden major equipment failure. Quartz and coal mining are also inherently dangerous and subject to numerous hazards, including collisions, equipment failure, accidents arising from the operation of large mining and rock transportation equipment, dust inhalation, flooding, collapse, blasting operations and operating in extreme climatic conditions. These hazards have led to accidents resulting in the serious injury and death of production personnel and prolonged production shutdowns in the past. We may experience fatal accidents or equipment malfunctions in the future, which could have a material adverse effect on our business and operations.

In 2018, there was regrettably a fatal accident involving one of our employees following an explosion at our plant in Selma, Alabama.

We are heavily dependent on our mining operations, which are subject to certain risks that are beyond our control and which could result in materially increased expenses and decreased production levels.

We mine quartz and quartzite at open pit mining operations and coal at underground and surface mining operations. We are heavily dependent on these mining operations for our quartz and coal supplies. Certain risks beyond our control could disrupt our mining operations, adversely affect production and shipments, and increase our operating costs, such as: a major incident at the mine site that causes all or part of the operations of the mine to cease for some period of time; mining, processing and plant equipment failures and unexpected maintenance problems; changes in reclamation costs; the inability to renew mining concessions upon their expiration; the expropriation of territory subject to a valid concession without sufficient compensation; and adverse weather and natural disasters, such as heavy rains or snow, flooding and other natural events affecting operations, transportation or customers.

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

Our operations are subject to extensive foreign, federal, national, state, provincial and local environmental, health and safety laws and regulations governing, among other things, the generation, discharge, emission, storage, handling, transportation, use, treatment and disposal of hazardous substances; land use, reclamation and remediation; waste management and pollution prevention measures; greenhouse gas emissions; and the health and safety of our employees. We are also required to obtain permits from governmental authorities for certain operations, and to comply with related laws and regulations. We may not have been and may not be at all times in full compliance with such permits and related laws and regulations. If we violate or fail to comply with these permits and related laws and regulations, we could be subject to penalties, restrictions on operations or other sanctions, obligations to install or upgrade pollution control equipment and legal claims, including for alleged personal injury or property or environmental damages. Such liability could adversely affect our reputation, business, results of operations and financial condition. In addition, in the context of an investigation, the government may impose obligations to make technology upgrades to our facilities that could result in our incurring material capital expenses. For example, we have received two Notices and Findings of Violation (“NOV/FOV”) from the U.S. federal government, alleging numerous violations of the Clean Air Act relating to Globe Metallurgical Inc.’s (“GMI”) Beverly, Ohio facility. Should GMI and the federal government be unable to reach a negotiated resolution of the NOV/FOVs, the U.S. government could file a formal lawsuit in U.S. federal court for injunctive relief, potentially requiring GMI to implement emission reduction measures, and for civil penalties. The statutory maximum penalty is $93,750 per day per violation, from April, 2013 to the present. See “Item 8.A.—Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings” for additional information.

The metals and mining industry is generally subject to risks and hazards, including fire, explosion, toxic gas leaks, releases of other hazardous materials, rockfalls, and incidents involving mobile equipment, vehicles or machinery. These could occur by accident or by breach of operating and maintenance standards, and could result in personal injury, illness or death of employees or contractors, or in environmental damage, delays in production, monetary losses and possible legal liability.

Under certain environmental laws, we could be required to remediate or be held responsible for the costs relating to contamination at our or our predecessors’ past or present facilities and at third party waste disposal sites. We could also be held liable under these environmental laws for sending or arranging for hazardous substances to be sent to third party disposal or treatment facilities if such facilities are found to be contaminated. Under these laws we could be held liable even if we did not know of, or did not cause, such contamination, or even if we never owned or operated the contaminated disposal or treatment facility.

There are a variety of laws and regulations in place or being considered at the international, federal, regional, state and local levels of government that restrict or propose to restrict and impose costs on emissions of carbon dioxide and other greenhouse gases. These legislative and regulatory developments may cause us to incur material costs if we are required to reduce or offset greenhouse gas emissions, or to purchase emission credits or allowances, and may result in a material increase in our energy costs due to additional regulation of power generators. Environmental laws are complex, change frequently and are likely to become more stringent in the future. Because environmental laws and regulations are becoming more stringent and new environmental laws and regulations are continuously being enacted or proposed, such as those relating to greenhouse gas emissions and climate change, the level of expenditures required for environmental matters could increase in the future. Future legislative action and regulatory initiatives could result in changes to operating permits, additional remedial actions, material changes in operations, increased capital expenditures and operating costs, increased costs of the goods we sell, and decreased demand for our products that cannot be assessed with certainty at this time.

Therefore, our costs of complying with current and future environmental laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances may adversely affect our business, results of operations and financial condition.

Compliance with existing and proposed climate change laws and regulations could adversely affect our performance.

Under current European Union legislation, all industrial sites are subject to cap‑and‑trade programs, by which every facility with carbon emissions is required to purchase in the market emission rights for volumes of emission that exceed a certain allocated level. So far, and until 2020, the allocated level of emissions is sufficient for our business such that any of emissions rights purchases will have a limited impact on our business. After 2020, however, new regulations reducing the allocation of free allowances may require us to make significant purchases of emissions rights in the market. Also, certain Canadian provinces have implemented cap‑and‑trade programs. As a result, our facilities in Canada and in the European Union may be required to purchase emission credits in the future. The requirement to purchase emissions rights in the market could result in material increased compliance costs, additional operating restrictions for our business, and an increase in the cost of the products we produce, which could have a material adverse effect on our financial position, results of operations, and liquidity.

In other jurisdictions, including the United States and South Africa, some pending proposals for climate change legislation would require businesses that emit greenhouse gases to buy emission credits from the government, other businesses or through an auction process. While no such requirements applicable to our business have yet been enacted, if any such program were enacted in the future, we may be required to purchase emission credits for greenhouse gas emissions resulting from our operations. Although it is not possible at this time to predict what, if any, climate change laws or regulations will be enacted, any new restrictions on greenhouse gas emissions, including a cap‑and‑trade program or an emissions tax, could result in material increased compliance costs, additional operating restrictions for our business, and an increase in the cost of the products we produce, which could have a material adverse effect on our financial position, results of operations and liquidity.

We make a significant portion of our sales to a limited number of customers, and the loss of a portion of the sales to these customers could have a material adverse effect on our revenues and profits.

In the year ended December 31, 2018, our ten largest customers accounted for approximately 33% of Ferroglobe’s consolidated revenue.  We expect that we will continue to derive a significant portion of our business from sales to these customers.

Some contracts with our customers do not entail commitments from the customer to purchase specified or minimum volumes of products over time. Accordingly, we face a risk of unexpected reduced demand for our products from such customers as a result of, for instance, downturns in the industries in which they operate or any other factor affecting their business, which could have a material adverse effect on our revenues and profits.

If we were to experience a significant reduction in the amount of sales we make to some or all of such customers and could not replace these sales with sales to other customers, this could have a material adverse effect on our revenues and profits.

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

In December 2016, Ferroglobe subsidiaries in Canada filed a complaint with the Canada Border Services Agency alleging that silicon metal from Brazil, Kazakhstan, Laos, Malaysia, Norway, Russia and Thailand is dumped, and that silicon metal from Brazil, Kazakhstan, Malaysia, Norway and Thailand is subsidized. In March 2017, Ferroglobe subsidiary Globe Specialty Metals petitioned the U.S. Department of Commerce and the U.S. International Trade Commission to provide relief from dumped and subsidized silicon metal imports from Australia, Brazil, Kazakhstan and Norway. In both cases, the agencies found that imports covered by the cases were unfairly traded, but determined that the domestic industry was not injured by the unfair imports.  In Canada, an appeal was filed but ultimately was discontinued in May 2018.

An administrative review of the antidumping duty order on silicon metal from China involving a single exporter/producer combination is currently in progress. The review may result in the elimination or reduction of the duties currently payable on imports from that exporter/producer combination. If the duties are eliminated or reduced significantly, our sales in the United States may be adversely affected.

A sunset (expiry) review of the Canadian antidumping/countervailing duty order covering silicon metal imports from China is currently being conducted, which may result in the removal of the duties on such imports. If the duties are removed, our sales in Canada may be adversely affected.

In June 2017, Euroalliages (representing European Union producers including Ferroglobe) filed a complaint with the Directorate-General for Trade of the European Commission (“DG Trade”) alleging that ferro-silicon originating in Egypt and Ukraine is dumped.  In April 2018, the Commission notified interested parties that the complaint had been withdrawn and that it considered that the investigation should be terminated without measures.  The fact that the case was not successful could adversely affect our sales or our relationships with customers in the European Union.

In addition, Euroalliages filed a request with the European Commission on behalf of Ferroglobe subsidiaries FerroAtlàntica, S.A. and FerroPem for an expiry review of the antidumping measures on ferrosilicon from China and Russia.  Based on this request, the European Commission initiated in April 2019 a review to determine whether to maintain the antidumping measures in place and the rates of duty to be imposed.

In November 2017, Ferroglobe subsidiaries in the European Union filed a complaint with DG Trade of the European Commission alleging that silicon metal originating in Brazil and Bosnia is dumped.  In 2018, that complaint was withdrawn.

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

A majority of our employees are members of labor unions. In the future, we may experience protracted negotiations with labor unions, strikes, work stoppages or other industrial actions from time to time. Strikes called by employees or unions could materially disrupt our operations, including productions schedules and delivery times. We have experienced strikes by our employees at several of our facilities from time to time. Any such work stoppage could have a material adverse effect on our business, results of operations and financial condition.

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

We are dependent on key personnel.

Our success depends in part upon the retention of key employees. Competition for qualified personnel can be intense. Current and prospective employees may experience uncertainty about our business or industry, which may impair our ability to attract, retain and motivate key management, sales, technical and other personnel.

If key employees depart our overall business may be harmed. We also may have to incur significant costs in identifying, hiring and retaining replacements for departing employees, may lose significant expertise and talent relating to our business and our ability to further realize the anticipated benefits of the Business Combination may be adversely affected. In addition, the departure of key employees could cause disruption or distractions for management and other personnel. Furthermore, we cannot be certain that we will be able to attract and retain replacements of a similar caliber as departing key employees.

The long term success of our operations depends to a significant degree on the continued employment of our core senior management team.  In particular, we are dependent on the skills, knowledge and experience of Javier López Madrid, our Executive Chairman, Pedro Larrea Paguaga, our Chief Executive Officer, and Phillip Murnane, our Chief Financial Officer. If these employees are unable to continue in their respective roles, or if we are unable to attract and retain other skilled employees, our business, results of operations and financial condition could be adversely affected. We currently have employment agreements with Messrs. López Madrid, Larrea Paguaga and Murnane. These agreements contain certain non‑compete provisions, which may not be fully enforceable by us. Additionally, we are substantially dependent upon key personnel among our financial and information technology staff, who enable us to meet our regulatory, contractual and financial reporting obligations, including reporting requirements under our credit facilities.

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

We may not realize the cost savings, synergies and other benefits that we expect to achieve from the Business Combination or from further operational improvements.

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

Further, we are constantly looking for opportunities to improve our operations through changes in technology, processes, information systems, and management best practices. These continuous improvement initiatives are complex and require skilled management and labor to implement them.

In our efforts to integrate and improve our operations fully and successfully, we may encounter material unanticipated problems, expenses, liabilities, competitive responses, loss of client relationships, and a resulting diversion of management’s attention. The challenges include, among others:

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

We purchased a Representations and Warranties insurance policy (the “R&W Policy”) in connection with the Business Combination to insure us against breaches of certain representations and warranties made by Grupo Villar Mir S.A.U. (“Grupo VM”) and FerroAtlántica in the Business Combination Agreement (as defined below). The R&W Policy has a face amount equal to $50,000,000 and is subject to an initial retention amount of $10,000,000, as well as other limitations and conditions. As a result of Grupo VM’s ownership of the Company following completion of the Business Combination, the R&W Policy only provides insurance to the extent of approximately 43% of insurable losses incurred by us. Accordingly, the proceeds of the R&W Policy will not be sufficient to fully compensate for losses attributable to breaches of representations and warranties made by Grupo VM and FerroAtlántica. In addition, we will not be able to recover losses attributable to breaches of certain representations and warranties that are excluded from the R&W Policy or for which coverage under the R&W Policy expired in December 2018 or for losses that would result in payments under the R&W Policy in excess of the $50,000,000 face amount of the R&W Policy.

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

Any failure to integrate recently acquired businesses successfully or to complete future acquisitions successfully could be disruptive of our business and limit our future growth.

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

For example, in February 2018, we completed the acquisition from a wholly-owned subsidiary of Glencore International AG (“Glencore”) of a 100% interest in Glencore’s manganese alloys plants in Mo i Rana (Norway) and Dunkirk (France).  Although the purchase was made under what we believe to be favorable financial terms and we expect it to result in a 10-20% increase in Company-wide revenue, the acquisition increases the management complexity of our operations, adds a new currency (Norwegian Krone) to our foreign exchange exposure, and will require additional attention from management in order for us to successfully integrate and capture synergies. There can be no assurance that the acquisition will result in the realization of the benefits anticipated. Specifically, during 2018 the manganese alloys and the manganese ore markets have evolved in such way that margins in these specific operations have significantly eroded and results and profitability from these operations were below historical averages.

Grupo VM, our principal shareholder, has significant voting power with respect to corporate matters considered by our shareholders.

Our principal shareholder, Grupo VM, owns shares representing approximately 54% of the aggregate voting power of our capital stock. By virtue of Grupo VM’s voting power, as well as Grupo VM’s representation on the Board, Grupo VM will have significant influence over the outcome of any corporate transaction or other matters submitted to our shareholders for approval. Grupo VM will be able to block any such matter, including ordinary resolutions, which, under English law, require approval by a majority of outstanding shares cast in the vote. Grupo VM will also be able to block special resolutions, which, under English law, require approval by the holders of at least 75% of the outstanding shares entitled to vote and voting on the resolution, such as an amendment of the Articles or the exclusion of preemptive rights. Our principal shareholder has, and will continue to have, directly or indirectly, the power, among other things, to affect our legal and capital structure and our day-to-day operations, as well as the ability to elect and change our management and to approve other changes to our operations.

Grupo VM, has pledged most of its shares in our company to secure a syndicate loan led by Crédit Suisse; if Grupo VM defaults on the underlying loan, we could experience a change in control.

Grupo VM guaranteed its obligations pursuant to a credit agreement (the “GVM Credit Agreement”), which allows them to borrow up to €115 million (“GVM Loan”). In June 2018, Grupo VM entered into a security and pledge agreement (the “GVM Pledge Agreement”), with a syndicate of banks and funds led by Crédit Suisse (the “Lenders”), pursuant to which Grupo VM agreed to pledge most of its shares to the Lenders to secure the outstanding GVM Loan.

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

Conflicts of interest may arise between our principal shareholder and your interests as a shareholder. Our principal shareholder has, and will continue to have, directly or indirectly, the power, among other things, to affect our day-to-day operations, including the pursuit of related party transactions. We have entered, and may in the future enter, into agreements with companies who are affiliates of Grupo VM, our principal shareholder. Such agreements have been approved by, or would be subject to the approval of, the Board or the Audit Committee, as its delegate. The terms of such agreements may present material risks to our business and results of operations. For example, we recently entered into a series of projects and an agreement in respect of a joint venture with Aurinka Photovoltaic Group S.L. (“Aurinka”) and Blue Power Corporation S.L. (“Blue Power”), a company partly owned by Mr. Javier López Madrid, our Executive Chairman. We have also entered into a number of other agreements with affiliates of Grupo VM with respect to, among other things, the provision of information technology and data processing services and the management of certain aspects of our hydroelectric plants. See “Item 7.B.—Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

The silicon metal market and the silicon‑based and manganese‑based alloys markets are global, capital intensive and highly competitive. Our competitors may have greater financial resources, as well as other strategic advantages, to maintain, improve and possibly expand their facilities, and, as a result, they may be better positioned than we are to adapt to changes in the industry or the global economy. Advantages that our competitors have over us from time to time, new entrants that increase competition in our industry, and increases in the use of substitutes for certain of our products could have a material adverse effect on our business, results of operations and financial condition.

Though we are not currently operating at full capacity, we have historically operated at near the maximum capacity of our operating facilities. Because the cost of increasing capacity may be prohibitively expensive, we may have difficulty increasing our production and profits.

Our facilities are able to manufacture, collectively, approximately 416,750 tons of silicon metal (including Dow’s portion of the capacity of our Alloy, West Virginia and Bécancour, Québec plants), 534,000 tons of silicon-based alloys and 689,000 tons of manganese-based alloys on an annual basis. Our ability to increase production and revenues will depend on expanding existing facilities, acquiring facilities or building new ones. Increasing capacity is difficult because:

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

We have entered into credit facilities that contain covenants that in certain circumstances, among other things, restrict our ability to sell assets; incur, repay or refinance indebtedness; create liens; make investments; engage in mergers or acquisitions; pay dividends, including dividends by subsidiaries to Ferroglobe PLC; repurchase stock; or make capital expenditures. These credit facilities also require compliance with specified financial covenants, including minimum interest coverage, maximum leverage ratio, maximum secured leverage ratio and minimum cash liquidity level. We cannot borrow under the credit facilities if the additional borrowings would cause a breach of such financial covenants. Further, a significant portion of our assets are pledged to secure the indebtedness. For example, certain equity interests and assets are pledged to secure our Revolving Credit Facility.

We have in the past breached certain financial covenants under our credit facilities, including financial maintenance covenants for the three months ended September 30 and December 31, 2016 under our then existing revolving credit facility. Our ability to comply with applicable debt covenants may be affected by events beyond our control, potentially leading to future breaches. The breach of any of the covenants contained in our credit facilities, unless waived, would constitute an event of default, in turn permitting the lenders to terminate their commitments to extend credit under, and accelerate the maturity of, the credit facilities in question. If in such circumstances we were unable to repay lenders and holders, or obtain waivers from them on acceptable terms or at all, the lenders and holders could foreclose upon the collateral securing the credit facilities and exercise other rights.   Such events, should they occur, could have a material adverse effect on our business, results of operations and financial condition. See “—Risks Related to Our Capital Structure—We are subject to restrictive covenants under our financing agreements, which could impair our ability to run our business” below.

Our insurance costs may increase materially, and insurance coverages may not be adequate to protect us against all risks and potential losses to which we may be subject.

We maintain various forms of insurance covering a number of specified and consequential risks and losses arising from insured events under the policies, including securities claims, certain business interruptions and claims for damage and loss caused by certain natural disasters, such as earthquakes, floods and windstorms. Our existing property and liability insurance coverage contains various exclusions and limitations on coverage. In some previous insurance policy renewals, we have acceded to larger premiums, self‑insured retentions and deductibles. For example, as a result of the explosion at our facility in Chateau Feuillet, France, the applicable property insurance premium increased. We may also be subject to additional exclusions and limitations on coverage in future insurance policy renewals. There can be no assurance that the insurance policies we have in place are or will be sufficient to cover all potential losses we may incur. In addition, due to changes in our circumstances and in the global insurance market, insurance coverage may not continue to be available to us on terms we consider commercially reasonable or be sufficient to cover multiple large claims.

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

Among other policies in recent years, the Venezuelan government has continuously devalued the Bolívar.  The resulting inflation has devastated the country, which is experiencing all manner of shortages of basic materials and other goods and difficulties in importing raw materials. In 2016, we idled our Venezuelan operations and sought to determine the recoverable value of the long lived assets there. We concluded that the costs to dispose of the facility exceeded the fair value of the assets, primarily due to political and financial instability in Venezuela. Accordingly, we wrote down the full value of our Venezuelan operations. Our Venezuelan subsidiary has been able to meet its obligations (tax, labor, power costs and others) in the past through the sales of existing stock to customers. However, our inability to generate cash in that market may cause us to default on some of our obligations there in the future, which may result in administrative intervention or other consequences. If the social, political and economic conditions in Venezuela continue as they are, or worsen, our business, results of operations and financial condition could be adversely affected.

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

Colombia and the United States are among the preferred sources for the metallurgical coal consumed in the production of silicon metal and silicon-based alloys, and the vast majority of producers source coal from these two countries. In the year ended December 31, 2018, approximately 70% of our coal was purchased from third parties. Of our third party purchases, approximately 70% came from Colombia. Additionally, nearly all of the manganese ore we purchase comes from suppliers located in South Africa and Gabon. We do not control these third party suppliers and must rely on them to perform in accordance with the terms of their contracts. If these suppliers fail to provide us with the required raw materials in a timely manner, or at all, or if the quantity or quality of the materials they provide is lower than that contractually agreed, we may not be able to procure adequate supplies of raw materials from alternative sources on comparable terms, or at all, which could have a material adverse effect on our business, results of operations and financial condition.

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

Moreover, if too much rainfall occurs at any one time, water may flow too quickly and at volumes in excess of a particular hydropower plant’s designated operational levels, requiring the discharge of water through sluice gates rather than the plant’s turbines. Such conditions, as well as flooding, lightning strikes, earthquakes, severe storms, wildfires, and other unfavorable weather conditions (including those due to climate change), may require us to bypass turbines or shut down facilities, decreasing electricity production levels and revenues.

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

In Spain, the use and exploitation of the hydropower plants located in Galicia are not only subject to the limitations imposed on their concession certificates, but also to the limitations imposed by environmental regulation related to water distribution and flows. Power generation and the use of water at all hydropower plants must meet the requirements set out in the Spanish National Hydrological Plan and the various provisions and acts of the Spanish Water Administration. Any further restrictions on our ability to use water at these plants would negatively impact our hydropower production and further expose us to increases in power prices in Spain.

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

Ferroglobe PLC is dependent on the income generated by its subsidiaries in order to earn distributable profits and pay dividends to shareholders. The amounts of distributions and dividends, if any, to be paid to us by any operating subsidiary will depend on many factors, including such subsidiary’s results of operations and financial condition, limits on dividends under applicable law, its constitutional documents, documents governing any indebtedness, applicability of tax treaties and other factors which may be outside our control. If our operating subsidiaries do not generate sufficient cash flow, we may be unable to earn distributable profits and pay dividends on our shares.

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

We are exposed to changes in economic and political conditions where we operate and globally that are beyond our control.

Our industry is affected by changing economic conditions, including changes in national, regional and local unemployment levels, changes in national, regional and local economic development plans and budgets, shifts in business investment and consumer spending patterns, credit availability, and business and consumer confidence. Disruptions in national economies and volatility in the financial markets may and often will reduce consumer confidence, negatively affecting business investment and consumer spending.  The outlook for the global economy in the near to medium term is uncertain due to several factors, including geopolitical risks and concerns about global growth and stability. Concerns also remain regarding the sustainability of the European Monetary Union and its common currency, the Euro, in their current form, particularly following the referendum vote in favor of the United Kingdom’s exit from the European Union in June 2016, the UK Prime Minister’s formal delivery of a notice of withdrawal from the European Union in March 2017 (“Brexit”), and the UK House of Commons’ repeated rejection of the proposed Agreement on the Withdrawal of the United Kingdom from the European Union in January and March 2019.

In addition, we may face risks associated with the current uncertainty as to whether and on what terms the United Kingdom will exit the European Union and the consequences that may result from such exit, in particular with respect to tax, customs and duty laws and regulations, volatility in exchange rates and interest rates, the ability of certain of our personnel to work at our headquarters in London, and our ability to sell and transport products from manufacturing facilities on the continent to our customers in the United Kingdom.

We are not able to predict the timing or duration of periods economic growth in the countries where we operate or sell products, nor are we able to predict the timing or duration of any economic downturn or recession that may occur in the future.

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

In March 2018, the President of the United States announced import tariffs of 25 percent on steel and 10 percent on aluminum, with exemptions for Canada and Mexico only.  Beginning in July 2018, the U.S. government imposed 25 or 10 percent tariffs on a wide array of Chinese products, including products produced and consumed by Ferroglobe. In response, China imposed retaliatory tariffs on a wide range of U.S. products.  The United States and China are engaged in negotiations in an effort to resolve the trade dispute between the two countries. Nevertheless, the tariffs imposed to date and other such actions by the United States and China could result in the imposition of new tariffs by other countries. Any “trade war” resulting from the imposition of tariffs could have a significant adverse effect on world trade and the world economy. To date, tariffs have not affected our business to a material degree.

Our suppliers, customers, agents or business partners may be subject to or affected by export controls or trade sanctions imposed by government authorities from time to time, which may restrict our ability to conduct business with them and potentially disrupt our production or our sales.

The United States, European Union, United Nations and other authorities have variously imposed export controls and trade sanctions on certain countries, companies, individuals and products, restricting our ability to trade normally with or in them. At present, compliance with such trade regulation is not affecting our business to a material degree. However, new trade regulations may be imposed at any time that target or otherwise affect our customers, suppliers, agents or business partners or their products. In particular, trade sanctions could be imposed that restrict our ability to do business with one or more critical suppliers and require special licenses to do so. Such events could potentially disrupt our production or sales and have a material adverse effect on our business, results of operations and financial condition.

We make significant investments in the development of new technologies and new products. The success of such technologies or products is inherently uncertain and the investments made may fail to render the desired increased in profitability.

In order to improve our processes and increase the margins in our products we have constantly invested significant amounts in the development of new technologies and in the development of new value added products. However, these developments are inherently uncertain, since they may fail to render the desired results when implemented at an industrial scale.

Specifically, we have invested in the construction of a factory to produce solar-grade silicon metal through a technology developed by the Company. We believe the technology presents several advantages when compared to current solar-grade silicon production processes since the technology has proven to render the desired technological and cost results at a laboratory scale. However, the implementation of the technology at an industrial scale is challenging especially in light of current market conditions. The current market for solar-grade silicon (or polysilicon) is very volatile and has suffered from declining prices in the past few years. Further investment in this project has been temporarily suspended and the future profitability of this project is uncertain.

Risks Related to Our Capital Structure

We have recorded a significant amount of goodwill and we may not realize the full value thereof.

We have recorded a significant amount of goodwill. Total goodwill, which represents the excess of the cost of acquisitions over our interest in the net fair value of the assets acquired and liabilities and contingent liabilities assumed, was $202,848 thousand as of December 31, 2018, or approximately 10% of our total assets. Goodwill is recorded on the date of acquisition and, in accordance with IFRS, is tested for impairment annually and whenever there is any indication of impairment. Impairment may result from, among other things, deterioration in our performance, a decline in expected future cash flows, adverse market conditions, adverse changes in applicable laws and regulations (including changes that restrict or otherwise affect our mining and other operating activities) and a variety of other factors. The amount of any impairment must be expensed immediately as a charge to our consolidated income statement. For example, in 2017, in connection with our annual goodwill impairment test, the Company recognized an impairment charge of $30,618 thousand related to the partial impairment of goodwill related to our business unit in Canada, which was recorded as a result of a sustained decline in future estimated sales prices and a decrease in our estimated long-term growth rate that led the Company to revise its expected future cash flows from its Canadian operations. See “Item 5.A.—Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies—Goodwill.” Our forecasts present inevitable elements of uncertainty due to the unpredictability of future events and the characteristics of the relevant market; therefore, our ability to meet forecasts may affect future evaluations, including goodwill impairment assessments. Any future impairment of goodwill may result in material reductions of our income and equity under IFRS.

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
•

limiting, among other things, our and our subsidiaries’ ability to incur additional indebtedness, including refinancing, or raise equity capital in the future and increasing the costs of such additional financings.

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

Restrictive covenants under our financing agreements, including the Indenture and the Revolving Credit Facility, may restrict our ability to operate our business. Our failure to comply with these covenants, including as a result of events beyond our control, could result in an event of default that could materially and adversely affect our business, results of operations and financial condition.

In particular, the Indenture and the Revolving Credit Facility contain negative covenants restricting, among other things, our ability to:

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

If we are not able to refinance any of our debt, obtain additional financing or sell assets on commercially reasonable terms or at all, we may not be able to satisfy our debt obligations. If we are also unable to satisfy our obligations on other financing arrangements, we could be in default under our existing financing agreements or other relevant financing agreements that we may enter into in the future. In the event of certain defaults under existing agreements, the lenders under the respective facilities or financing instruments could take certain actions, including terminating their commitments and declaring all principal amounts outstanding under our credit facilities and other indebtedness due and payable, together with accrued and unpaid interest. Such a default, or a failure to make interest payments, could cause borrowings under other debt instruments that contain cross-acceleration or cross-default provisions to become due and payable on an accelerated basis. If the debt under any of the material financing arrangements that we have entered into or will subsequently enter into were to be accelerated, our assets may be insufficient to repay the outstanding debt in full. Any such actions could force us into bankruptcy or liquidation, and we might not be able to repay our obligations under our financing agreements in such an event.

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

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. Securities and industry analysts currently publish limited research on us. If there is limited or no securities or industry analyst coverage of us, the market price and trading volume of our ordinary shares would likely be negatively impacted. Moreover, if any of the analysts who may cover us downgrade our ordinary shares or provide relatively more favorable recommendations concerning our competitors, or as we experienced in 2018, if our operating results or prospects do not meet their expectations, the market price of our ordinary shares could decline. If any of the analysts who may cover us were to cease coverage or fail regularly to publish reports about our Company, we could lose visibility in the financial markets, which, in turn, could cause our share price or trading volume to decline.

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

As a foreign private issuer, the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the U.S. Securities Exchange Act of 1934, as amended (“U.S. Exchange Act”). Although we intend to report periodic financial results and certain material events, we are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8 K disclosing significant events within four days of their occurrence. In addition, we are exempt from the SEC’s proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Our exemption from Section 16 rules requiring the reporting of beneficial ownership and sales of shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to this part of the U.S. Exchange Act. As a result, in deciding whether to purchase our shares, you may not have all the data that you are accustomed to having when making investment decisions with respect to domestic U.S. public companies.

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

In the event Grupo VM sells shares in our Company to such an extent that it thereafter owns less than 50% of the total voting rights in our shares, we would no longer be considered a “controlled company” within the meaning of the corporate governance standards of NASDAQ. Under NASDAQ rules, a company that ceases to be a controlled company must comply with the independent board committee requirements as they relate to the nominating and corporate governance and compensation committees on the following phase-in schedule: (1) one independent committee member at the time it ceases to be a controlled company, (2) a majority of independent committee members within 90 days of the date it ceases to be a controlled company, and (3) all independent committee members within one year of the date it ceases to be a controlled company. Additionally, NASDAQ rules provide a 12 month phase-in period from the date a company ceases to be a controlled company to comply with the majority independent board requirement. If, within the phase-in periods, we are not able to recruit additional directors who would qualify as independent, or otherwise fail to comply with applicable NASDAQ rules, we may be subject to delisting by NASDAQ. Furthermore, a change in our board of directors and committee membership may result in a change in corporate strategy and operation philosophies, which could have a material adverse effect on our business, results of operations and financial condition.

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

Risks Related to Tax Matters

The application of Section 7874 of the Code, including under recent IRS guidance, and changes in law could affect our status as a foreign corporation for U.S. federal income tax purposes.

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

Determining the Section 7874 Percentage is complex and, with respect to the Business Combination, subject to legal uncertainties. In that regard, the IRS and U.S. Department of the Treasury (“U.S. Treasury”) issued rules (the “Temporary Regulations”), which include a rule that applies to certain transactions in which the Section 7874 Percentage is at least 60% and the parent company is organized in a jurisdiction different from that of the foreign target corporation (the “Third Country Rule”). This rule applies to transactions occurring on or after November 19, 2015, which date is prior to the closing of the Business Combination. If the Third Country Rule were to apply to the Business Combination, the 80% Test would be deemed met and we would be treated as a U.S. corporation for U.S. federal income tax purposes. While we believe the Section 7874 Percentage is less than 60% such that the Third Country Rule does not apply to us, we cannot assure you that the IRS will agree with this position and would not successfully challenge our status as a foreign corporation. If the IRS successfully challenged our status as a foreign corporation, significant adverse tax consequences would result for us and could apply to our shareholders.

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

Recent IRS guidance and changes in law could affect our ability to engage in certain acquisition strategies and certain internal restructurings.

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

Recent IRS proposed regulations and changes in laws or treaties could affect the expected financial synergies of the Business Combination.

The IRS and the U.S. Treasury also issued rules that provide that certain intercompany debt instruments issued on or after April 5, 2016, will be treated as equity for U.S. federal income tax purposes, therefore limiting U.S. tax benefits and resulting in possible U.S. withholding taxes. As a result of these rules, we may not be able to realize a portion of the financial synergies that were anticipated in connection with the Business Combination, and such rules may materially affect our future effective tax rate. While these new rules are not retroactive, they could impact our ability to engage in future restructurings if such transactions cause an existing debt instrument to be treated as reissued. Furthermore, under certain circumstances, recent treaty proposals by the U.S. Treasury, if ultimately adopted by the United States and relevant foreign jurisdictions, could reduce the potential tax benefits for us and our affiliates by imposing U.S. withholding taxes on certain payments from our U.S. affiliates to related and unrelated foreign persons.

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

Based upon our management and organizational structure, we believe that we should be regarded solely as resident in the United Kingdom from our incorporation for tax purposes. However, because this analysis is highly factual and may depend on future changes in our management and organizational structure, there can be no assurance regarding the final determination of our tax residence. Should we be treated as resident in a country or jurisdiction other than the United Kingdom, we could be subject to taxation in that country or jurisdiction on our worldwide income and may be required to comply with a number of material and formal tax obligations, including withholding tax and reporting obligations provided under the relevant tax law, which could result in additional costs and expenses.

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

The U.S. Congress, the U.K. Government, the Organization for Economic Co-operation and Development and other government agencies in jurisdictions where we and our affiliates do business have had an extended focus on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting” (or “BEPS”), in which payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. Thus, the tax laws in the United States, the United Kingdom or other countries in which we and our affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect us. Furthermore, the interpretation and application of domestic or international tax laws made by us and our subsidiaries could differ from that of the relevant governmental authority, which could result in administrative or judicial procedures, actions or sanctions, which could be material. On July 1, 2018, OECD’s so-called “Multi-Lateral Instrument” entered into force covering 87 jurisdictions and impacting over 1,200 double tax treaties. The adoption of the Anti Tax Avoidance Directives (known as “ATAD 1 & 2”) by the European Union is another key development.

Further developments are to be seen in areas such as the “making tax digital - initiatives” allowing authorities to monitor multinationals’ tax position on a more real time basis and the contemplated introduction of new taxes, such as revenue-based digital services taxes aimed at technology companies, but which may impact traditional businesses as well.

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

Legislation commonly known as the Tax Cuts and Jobs Act (the “TCJA”) was enacted on December 22, 2017 in the United States. The TCJA made significant changes to the U.S. federal tax code, including a reduction in the U.S. federal corporate statutory tax rate from 35% to 21%.  The TCJA also made changes to the U.S. federal taxation of foreign earnings and to the timing of recognition of certain revenue and expenses and the deductibility of certain business expenses. We examined the impact the TCJA may have on our business in detail during 2018. Although further guidance continued to be released by the IRS until recently, we have concluded that tax reform should not have a material adverse impact on the taxation of our US business. Our work has also led to the conclusion that there should not be an impact from the one-off “transition tax” on certain historic non-U.S. earnings, and consequently the related one-off tax charge of $1.7 million that was recorded in 2017 has been reversed in 2018. This annual report does not discuss in detail the TCJA or the manner in which it might affect us or our stockholders. We urge you to consult with your own legal and tax advisors with respect to the Tax Reform Act and the potential tax consequences of investing in our shares.

Our transfer pricing policies are open to challenge from taxation authorities internationally.

Tax authorities have become increasingly focused on transfer pricing in recent years. Due to our international operations and an increasing number of inter-company cross-border transactions, we are open to challenge from tax authorities with regard to the pricing of  such transactions. A successful challenge by tax authorities may lead to a reallocation of taxable income to a different tax jurisdiction and may potentially lead to a higher tax bill overall for the Company.

ITEM 4.       INFORMATION ON THE COMPANY

A.    History and Development of the Company

Ferroglobe PLC

Ferroglobe PLC, initially named VeloNewco Limited, was incorporated under the U.K. Companies Act 2006 as a private limited liability company in the United Kingdom on February 5, 2015, as a wholly-owned subsidiary of Grupo VM. On October 16, 2015 VeloNewco Limited re-registered as a public limited company. As a result of the Business Combination, which was completed on December 23, 2015, FerroAtlántica and Globe merged through corporate transactions to create Ferroglobe PLC, one of the largest producers worldwide of silicon metal and silicon- and manganese-based alloys. To effect the Business Combination, Ferroglobe acquired from Grupo VM all of the issued and outstanding ordinary shares, par value €1,000 per share, of Grupo FerroAtlántica, SAU in exchange for 98,078,161 newly issued Class A Ordinary Shares, nominal value $7.50 per share, of Ferroglobe, after which FerroAtlántica became a wholly-owned subsidiary of Ferroglobe. Immediately thereafter, Gordon Merger Sub, Inc., a wholly-owned subsidiary of Ferroglobe, merged with and into Globe Specialty Metals, Inc., and each outstanding share of common stock, par value $0.0001 per share, was converted into the right to receive one newly-issued ordinary share, nominal value $7.50 per share, of Ferroglobe. After these steps, Ferroglobe issued, in total, 171,838,153 shares, out of which 98,078,161 shares were issued to Grupo VM and 73,759,992 were issued to the former Globe shareholders. Our ordinary shares are currently traded on the NASDAQ under the symbol “GSM.”

On June 22, 2016, we completed a reduction of our share capital, as a result of which the nominal value of each share was reduced from $7.50 to $0.01, with the amount of the capital reduction being credited to distributable reserves.

On November 18, 2016, our Class A Ordinary Shares were converted into ordinary shares of Ferroglobe as a result of the distribution of beneficial interest units in the Ferroglobe R&W Trust to certain Ferroglobe shareholders. Because the proceeds of the R&W Policy will not be sufficient to fully compensate for losses attributable to breaches of representations and warranties made by Grupo VM and FerroAtlántica in the Business Combination Agreement, and the proceeds under the R&W Policy are required to be distributed to the holders of the Trust Units, we may be required to use our existing cash on hand or draw under our credit facility to fund any actual loss incurred.

On August 21, 2018, we announced a share repurchase program, which provided authorization to purchase up to $20 million of our ordinary shares in the period ending December 31, 2018. On November 7, 2018, we completed the repurchase program, resulting in the acquisition of a total of 2,894,049 ordinary shares for total consideration of $20,100 thousand, including applicable stamp duty. The average price paid per share was $6.89. The share repurchase program resulted in 1,152,958 ordinary shares purchased and cancelled and 1,741,091 ordinary shares purchased into treasury, all of which remained held in treasury at December 31, 2018. See “Item 16.E.— Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

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
•

2018: acquisition from a subsidiary of Glencore PLC of a 100% interest in manganese alloys plants in Mo i Rana, Norway and Dunkirk, France, through newly-formed subsidiaries Ferroglobe Mangan Norge AS and Ferroglobe Manganèse France, SAS; and

•	2018: sale of the majority interest in Hidro Nitro Española to an entity sponsored by a Spanish renewable energies fund.

Corporate and Other Information

Our operating headquarters and registered office are located at 2nd Floor West Wing, Lansdowne House, 57 Berkeley Square, London W1J 6ER, United Kingdom and 5 Fleet Place, London EC4M 7RD, United Kingdom, respectively. Our telephone number is +44 (0)203 129 2420. Our Internet address is http://www.ferroglobe.com. The information on our website is not a part of this document. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

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

We sell our products to a diverse base of customers worldwide, in a varied range of industries. These industries include aluminum, silicone compounds used in the chemical industry, ductile iron, automotive parts, photovoltaic (solar) cells, electronic semiconductors and steel, all of which are key elements in the manufacturing of a wide range of industrial and consumer products.

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

Industry and Market Data

The statements and other information contained below regarding Ferroglobe’s competitive position and market share are based on the reports periodically published by leading metals industry consultants and leading metals industry publications and information centers, as well as on the estimates of Ferroglobe’s management.

Competitive Strengths and Strategy of Ferroglobe

Competitive Strengths

Leading market positions in silicon metal, silicon‑based alloys and manganese‑based alloys

We are a leading global producer in our core products based on merchant production capacity and hold the leading market share in a majority of our products. Specifically, in the case of silicon metal, with maximum global production capacity of 416,750 metric tons (which includes 51% of our attributable joint venture capacity and considers the most favorable production mix), we have approximately 78% of the merchant production capacity market share in North America and approximately 30% of the global market share (all of the world excluding China), according to management estimates for our industry. In the case of manganese-based alloy, following the acquisition of the Dunkirk and Mo i Rana plants in 2018, our market share is approximately 30% in Europe, and we are among the three largest global producers of manganese alloys excluding China.

Our scale and global presence across five continents allows us to offer a wide range of products to serve a variety of end‑markets, including those which we consider to be dynamic, such as the solar, automotive, consumer electronic products, semiconductors, construction and energy industries. As a result of our market leadership and breadth of products, we possess critical insight into market demand allowing for more efficient use of our resources and operating capacity. Our ability to supply critical sources of high-quality raw materials from within our Company provides us with operational and financial stability and reduces the need for us to compete with our competitors for supply. We believe this also provides a competitive advantage, allowing us to deliver an enhanced product offering with consistent quality on a cost‑efficient basis to our customers.

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

Diverse base of high-quality customers across growing industries

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

Many of our customers, we believe, are leaders in their end‑markets and fields. We have built long‑lasting relationships with customers based on the breadth and quality of our product offerings and our ability to produce products that meet specific customer requirements. The average length of our relationships with our top 30 customers exceeds ten years and, in some cases, such relationships go back as far as 30 years. For the year ended December 31, 2018 and December 31, 2017, Ferroglobe’s ten largest customers accounted for approximately 33% and 47%, respectively, of Ferroglobe’s consolidated revenue. Our customer relationships provide us with stability and visibility into our future volumes and earnings, though we are not reliant on any individual customer or end-market. Our customer relationships, together with our diversified product portfolio, provide us with opportunities to cross sell new products; for example, by offering silicon-based or manganese-based alloys to existing steelmaking customers.

Flexible and low-cost structure

We believe we have an efficient cost structure, enhanced over time by vertical integration through strategic acquisitions and as a result of the Business Combination in December 2015. The largest components of our cost base are raw materials and power. Our relatively low operating costs are primarily a result of our ownership of, and proximity to, sources of raw materials, our access to attractively priced power supplies and skilled labor and our efficient production processes.

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

We operate with a largely variable cost of production and our diversified production base allows us to shift our production and distribution between facilities and products in response to changes in market conditions over time. Additionally, the diversity of our currency and commodity exposures provides, to a degree, a natural hedge against foreign exchange and raw materials pricing volatility. Our production costs are mostly dependent on local factors while our product prices are influenced more  by global factors. Depreciation of local, functional currencies relative to the U.S. Dollar, when it occurs, reduces the costs of our operations, offering an increased competitive edge in the international market.

We believe our scale and global presence enables us to sustain our operations throughout periods of economic downturn, volatile commodity prices and demand fluctuations.

Stable supply of critical, high quality raw materials

In order to ensure reliable supplies of high-quality raw materials for the production of our metallurgical products, we have invested in strategic acquisitions of sources that supply a meaningful portion of the inputs our manufacturing operations consume. Specifically, we own and operate specialty, low ash, metallurgical quality coal mines in the United States, high purity quartz quarries in the United States, Canada, Spain, South Africa and Mauritania, charcoal production units in South Africa, and our Yonvey production facility for carbon electrodes in Ningxia, China. For raw materials needs our subsidiaries cannot meet, we have qualified multiple suppliers in each operating region for each raw material, helping to ensure reliable access to high quality raw materials.

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

Pioneer in innovation with focus on technological advances and development of next generation products

Our talented workforce has historically developed proprietary technological capabilities and next generation products in‑house, which we believe give us a competitive advantage. In addition to a dedicated R&D division, we have cooperation agreements in place with various universities and research institutes in Spain, France and other countries around the world. Our R&D achievements include:

•

ELSA electrode — We have internally developed a patented technology for electrodes used in silicon metal furnaces, which we have sold to several major silicon producers globally. This technology, known as the ELSA electrode technology, improves energy efficiency in the production process of silicon metal and significantly reduces iron contamination. It enables us to run our furnaces with fewer stoppages, minimizing the consumption of power, which is one of the largest cost components in the smelting process. The ELSA electrode technology and related know how is unique and has no proven alternative worldwide. The ELSA electrode is a key technology in running high capacity silicon furnaces (the size and capacity of silicon furnaces is limited by the size of its electrodes, and the ELSA technology allows us to reduce this bottleneck), improving our productivity and lowering our unit cost.

•

Solar Grade Silicon — Ferroglobe’s solar grade silicon involves the production of upgraded metallurgical grade (UMG) type solar grade silicon metal with a purity above 99.9999% through a new, potentially cost effective, electrometallurgical purification process in place of the traditional chemical process for the production of solar grade polycrystalline silicon, which tends to be costly and involves high energy consumption and potential environmental hazards. The new technology, developed by Ferroglobe at its research and development facilities, aims to reduce the costs and energy consumption associated with the production of solar grade silicon. We have commenced production of such UMG solar grade silicon through this new process at a prototype factory. The construction of a larger greenfield facility is currently on stand-by until better conditions in the solar grade silicon market can be valued. In 2016, we entered into an agreement with Aurinka providing for the formation and operation of a joint venture for the purpose of producing upgraded metallurgical grade (UMG) solar silicon. See “—Research and Development (R&D)—Solar grade silicon” below.

Experienced management team in the metals and mining industry

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

Business Strategy

Maintain and leverage industry leading position in core businesses and pursue long-term growth

We intend to maintain and leverage our position as a leading global producer of silicon metal and one of the leading global producers of ferroalloys based on production capacity. We believe we will achieve our goals through developing our existing strengths and pursuing long-term growth. We plan to achieve organic growth by continually expanding and enhancing our production capabilities as well as by developing new products to further diversify our portfolio of products and expand our customer base. We intend to focus our production and sales efforts on high‑margin products and end‑markets that we consider to have the highest potential for profitability and growth, such as the solar industry. We will continue to capitalize on our global reach and the diversity of our production base to adapt to changes in market demands, shifting our production and distribution across facilities and between different products as necessary in order to remain competitive and maximize profitability. We aim to obtain further direct control of key raw materials to secure our long-term access to scarce reserves, which we believe will allow us to continue delivering enhanced products while maintaining our low‑cost position. Additionally, we will continue regularly to review our customer contracts in an effort to improve their terms and to optimize the balance between selling under long-term agreements and retaining some exposure to spot markets. We intend to maintain pricing that appropriately reflects the value of our products and our level of customer service and, in light of commodity prices and demand fluctuations, may decide to move away from contracts with index‑based prices in favor of contracts with fixed prices, particularly at prices which ensure a profit throughout the cycle.

Maintain low cost position while controlling inputs

We believe we have an efficient cost structure and, going forward, we will seek to further reduce costs and improve operational efficiency through a number of initiatives. We plan to focus on controlling the cost of our raw materials through our captive sources and long-term supply contracts and on lowering our fixed costs in order to reduce the unit costs of our silicon metal and ferroalloy production. We aim to improve our internal processes and further integrate our FerroAtlántica and Globe divisions in order to realize additional operating synergies from the Business Combination, such as benefits from value chain optimization, including enhancements in raw materials procurement and materials management; adoption of best practices and technical and operational know how across our platform; reduced freight costs from improved logistics as well as savings through the standardization of monitoring and reporting procedures, technology, systems and controls. We intend to enhance our production process through R&D and targeted capital expenditure and leverage our geographic footprint to shift production to the most cost effective and appropriate facilities and regions for such products. We will continue to regularly review our power supply contracts with a view to improving their terms, such as the inclusion of interruptibility capacity, which provides us with additional profitability, and more competitive tariff structures. In addition, we will seek to maximize the value derived from the utilization and sale of by-products generated in our production processes.

Continue to focus on innovation to develop next generation products

We believe we differentiate ourselves from our competitors on the basis of our technical expertise and innovation, which allow us to deliver new high-quality products to meet our customers’ needs. We intend to keep using these capabilities in the future to retain existing customers and cultivate new business. We plan to leverage the expertise of our dedicated team of specialists to advance and to develop next generation products and technologies that fuel organic growth. In particular, we intend develop high value powders for high end applications, including silicon-based anodic materials for Li-ion batteries. We also aim to further develop our specialized foundry products, such as value‑added inoculants and customized nodularizers, which are used in the production of iron to improve its tensile strength, ductility and impact properties, and to refine the homogeneity of the cast iron structure.

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

Facilities and Production Capacity

The following chart shows, as of December 31, 2018, the location of our assets and our production capacity, including 51% of the capacity of our joint ventures, by geography, of silicon, silicon-based alloys and manganese-based alloys.  It is important to note that production capacity is calculated for the production mix as of December 31, 2018, but certain facilities may from time to time switch among different families of products (for instance, from silicon metal to silicon-based alloys and vice-versa) or among different products within the same family (for instance from ferromanganese to silicomanganese). Such switches change the production capacity at each plant.

Ferroglobe Assets

1 Bécancour, Canada	20 Venezuela (Mining)
2 La Malbaie, Quebec	21 Esmeralda, Spain
3 Niagara Falls, NY	22 SamQuarz, South Africa
4 Beverly, OH	23 Venezuela (Metallurgy)
5 Alloy, WV	24 eMalahleni, South Africa
6 Corbin, KY (Alden Resources)	25 Polokwane, South Africa
7 Aurora, IN	26 Laudun, France
8 Billingsley, AL	27 Boo, Spain
9 Bridgeport, AL	28 Cee, Spain
10 Selma, AL	29 Dumbria, Spain
11 Mendoza, Argentina	30 Sabon, Spain
12 Ningxia, China ("Yonvey")	31 Monzon, Spain
13 Police, Poland	32 Pierrefitte, France
14 New Castle, South Africa	33 Anglefort, France
15 Hydro Plants, Spain	34 Les Clavaux, France
16 Hydro Plants, France	35 Montricher, France
17 Serrabal, Spain	36 Chateau Feuillet, France
18 Sonia, Spain	37 Dunkirk, France
19 Conchitina, Spain	38 Mo I Rana, Norway

Electrometallurgy | Energy | Mining

Global Footprint Spanning Five Continents

London, UK
Ferroglobe Corporate Office
Ferroglobe Manufacturing / Mining Operations

Capacity by Geography[1]

(000, mt)	Europe	North America	South America	Africa	Total
Silicon	178	64	-	59	301[2]
Silicon-based Alloys	252	120	23	67	462
Manganese-based Alloys	655	-	-	-	655
Total					1,418

[1] *Based on company estimates. Capacity as of December 31, 2018, excluding plant locations that are fully idled.*
[2] *Includes pro rata share (51%) of attributable joint-venture capacity.*

Our production facilities are strategically spread worldwide. We operate quartz mines located in Spain, South Africa, Canada, the United States and Mauritania and charcoal production in South Africa. Additionally, we operate low‑ash, metallurgical quality coal mines in the United States.

From time to time, in response to market conditions and to manage operating expenses, facilities are fully or partially idled. As of December 31, 2018, facilities in the United States, Spain, Venezuela, South Africa and China are partially or fully idled, as a result of current market conditions.

Ferroglobe’s total installed power capacity in Spain is 167 megawatts. In 2018, total power production was approximately 491,000 megawatt hours due to very high precipitation levels.  These figures are excluding the 18.9 megawatts of hydro production capacity that were divested for net cash proceeds of $20,533 thousand in December 2018. Also, Ferroglobe owns a total of 19.2 megawatts of hydro production capacity in France.

Products

For the years ended December 31, 2018, 2017 and 2016, Ferroglobe’s consolidated sales by product were as follows:

	Year ended December 31,
($ thousands)	2018	2017	2016
Silicon metal	933,366	739,618	751,508
Manganese-based alloys	527,757	363,644	223,451
Ferrosilicon	359,374	266,862	242,788
Other silicon-based alloys	215,697	188,183	173,901
Silica fume	37,061	36,338	37,480
Energy	44,185	16,661	20,380
Byproducts and other	156,598	130,387	126,529
Total Sales	2,274,038	1,741,693	1,576,037

Shipments in metric tons:
Silicon metal	352,578	325,884	341,388
Manganese-based alloys	424,358	274,119	270,430
Ferrosilicon	205,246	185,952	207,173
Other silicon-based alloys	106,457	97,069	90,496

Average Selling price ($/MT):
Silicon metal	2,647	2,270	2,201
Manganese-based alloys	1,244	1,327	826
Ferrosilicon	1,751	1,435	1,172
Other silicon-based alloys	2,026	1,939	1,922

Silicon metal

Ferroglobe is a leading global silicon metal producer with a total production capacity of approximately 300,750 tons (including 51% of the joint venture capacity attributable to us) per annum in several facilities in the United States, France, South Africa, Canada and Spain. This production capacity reflects the production mix that was current as of December 31, 2018, but different production configurations can result in silicon metal production capacity of up to 416,750 tons per annum. For the years ended December 31, 2018, 2017 and 2016, Ferroglobe’s revenues generated by silicon metal sales accounted for 41.0%, 42.5% and 47.7%, respectively, of Ferroglobe’s total consolidated revenues.

Silicon metal is used by primary and secondary aluminum producers, who require silicon metal with certain requirements to produce aluminum alloys. For the year ended December 31, 2018, sales to aluminum producers represented approximately 47% of silicon metal revenues. The addition of silicon metal reduces shrinkage and the hot cracking tendencies of cast aluminum and improves the castability, hardness, corrosion resistance, tensile strength, wear resistance and weldability of the aluminum end products. Aluminum is used to manufacture a variety of automotive components, including engine pistons, housings, and cast aluminum wheels and trim, as well as high tension electrical wire, aircraft parts, beverage containers and other products which require aluminum properties.

Silicon metal is also used by several major silicone chemical producers. For the year ended December 31, 2018 sales to chemical producers represented approximately 43% of silicon metal revenues. Silicone chemicals are used in a broad range of applications, including personal care items, construction‑related products, health care products and electronics. In construction and equipment applications, silicone chemicals promote adhesion, act as a sealer and have insulating properties. In personal care and health care products, silicone chemicals add a smooth texture, protect against ultraviolet rays and provide moisturizing and cleansing properties. Silicon metal is an essential component of the manufacture of silicone chemicals, accounting for approximately 20% of the cost of production.

In addition, silicon metal is the core material needed for the production of polysilicon, which is most widely used to manufacture solar cells and semiconductors. For the year ended December 31, 2018 sales to polysilicon producers represented approximately 10% of silicon metal revenues. Producers of polysilicon employ processes to further purify the silicon metal and grow ingots from which wafers are cut. These wafers are the base material to produce solar cells, to convert sunlight to electricity.  Individual solar cells are soldered together to make solar modules.

Manganese‑based alloys

Ferroglobe is among the leading global manganese‑based alloys producers based on production capacity. As of December 31, 2018, Ferroglobe maintained approximately 309,000 tons of annual silicomanganese production capacity and approximately 346,000 tons of annual ferromanganese production capacity in our factories in Spain, Norway, and France. The acquisition of Glencore assets completed on February 1, 2018 added approximately 125,000 tons of silicomanganese and 144,000 tons of ferromanganese annually. During the year ended December 31, 2018, Ferroglobe sold 424,358 tons of manganese-based alloys, which includes only approximately nine months of sales activity for the newly acquired facilities in Norway and France since finished goods were not purchased as part of the acquisition.  For the years ended December 31, 2018, 2017, and 2016, Ferroglobe’s revenues generated by manganese-based alloys sales accounted for 23.2%, 20.9% and 14.2%, respectively, of Ferroglobe’s total consolidated revenues.

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

Silicon‑based alloys

Ferrosilicon

Ferroglobe is among the leading global ferrosilicon producers based on production output in recent years. During the year ended December 31, 2018, Ferroglobe sold 205,246 tons of ferrosilicon. For the years ended December 31, 2018, 2017 and 2016, Ferroglobe’s revenues generated by ferrosilicon sales accounted for 15.8%, 15.3% and 15.4%, respectively, of Ferroglobe’s total consolidated revenues.

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

Other silicon‑based alloys

In addition to ferrosilicon, Ferroglobe produces various different silicon‑based alloys, including calcium silicon and foundry products, which comprise inoculants and nodularizers. Ferroglobe produces more than 20 specialized varieties of foundry products, several of which are custom made for its customers. Demand for these specialty metals is increasing and, as such, they are becoming more important components of Ferroglobe’s product offering. During the year ended December 31, 2018, Ferroglobe sold 106,457 tons of silicon-based alloys (excluding ferrosilicon). For the years ended December 31, 2018, 2017 and 2016, Ferroglobe’s revenues generated by silicon-based alloys (excluding ferrosilicon) accounted for 9.5%, 10.8% and 11.0%, respectively, of Ferroglobe’s total consolidated revenues.

The primary use for calcium silicon is the deoxidation and desulfurization of liquid steel. In addition, calcium silicon is used to control the shape, size and distribution of oxide and sulfide inclusions, improving fluidity, ductility, and the transverse mechanical and impact properties of the final product. Calcium silicon is also used in the production of coatings for cast iron pipes, in the welding process of powder metal and in pyrotechnics.

The foundry products that Ferroglobe manufactures include nodularizers and inoculants, which are used in the production of iron to improve its tensile strength, ductility and impact properties, and to refine the homogeneity of the cast iron structure.

Silica fume

For the years ended December 31, 2018, 2017 and 2016, Ferroglobe’s revenues generated by silica fume sales accounted for 1.6%, 2.1% and 2.4%, respectively, of Ferroglobe’s total consolidated sales.

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

Services

Energy

Ferroglobe’s total installed power capacity in Spain is 167 megawatts. In 2018, total power production was approximately 491,000 megawatt hours due to very high precipitation levels.  For the years ended December 31, 2018, 2017 and 2016, Ferroglobe recognized a profit/(loss) as a result of the Spanish hydroelectric operations, in the amounts of $14,608 thousand, ($1,229) thousand and ($3,065) thousand, respectively.

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

Ferroglobe also owns and operates 19.2 megawatts of hydroelectric power capacity in two plants in France. Given the small size of these operations and the specifics of the regulatory regime under which they operate, the results of operations and financial position with respect to these plants are included within our French operations.

Raw Materials, Logistics and Power Supply

The largest components of Ferroglobe’s cost base are raw materials and power used for smelting at our facilities. In the year ended December 31, 2018, Ferroglobe’s power consumption, represented approximately 28% of Ferroglobe’s total consolidated cost of sales.

The primary raw materials Ferroglobe uses to produce its electrometallurgy products are carbon reductants (primarily coal, but also charcoal, metallurgical and petroleum coke, anthracite and wood) and minerals (manganese ore and quartz). Other raw materials used to produce Ferroglobe’s electrometallurgy products include electrodes (consisting of graphite and carbon electrodes and electrode paste), slags and limestone, as well as certain specialty additive metals. Ferroglobe procures coal, manganese ore, quartz, petroleum and metallurgical coke, electrodes and most additive metals centrally under the responsibility of the corporate purchasing department. Some locally sourced raw materials are purchased at a decentralized level (country specific purchasers) under close cooperation with the corporate purchasing department.

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

The vast majority of the manganese ore Ferroglobe purchased in 2018 came from suppliers located in South Africa (52% of total purchases) and Gabon (45% of total purchases). In 2018, the plants of Dunkirk and Mo i Rana were integrated, resulting in the purchase of different grades of ore (mainly medium and high-grade fines). In 2018, Ferroglobe started its marketing cooperation with Glencore International A.G. for sourcing manganese ore in the international markets. In 2018, Ferroglobe has contractual arrangements with two main suppliers (located in South Africa and Gabon), expressed in U.S. Dollars, which depend primarily on spot prices.

Global manganese ore prices are mainly driven by manganese demand from China and to a lower extent from India. Potential disruption of supply from South Africa, Australia, Brazil or Gabon due to logistical, labor or other reasons may have an impact on the availability and the pricing of manganese ore.

Coal

Coal is the major carbon reductant in silicon and silicon alloys production. Only washed and screened coal with ash content below 10% and with specific physical properties may be used for production of silicon alloys. Colombia and the United States are the best source for the required type of coal and the vast majority of the silicon alloys industry, including Ferroglobe, is dependent on supply from these two countries.

Approximately 61% of the coal Ferroglobe purchased externally in 2018 for its facilities was sourced from one mining supplier in Colombia while the remaining 39% came from the United States, other Colombian mines, as well as from Poland and South Africa. Ferroglobe has a long‑standing relationship with the coal washing plants that process Colombian coal in Europe, which price coal using spot, quarterly, semi‑annual or annual contracts, based on market outlook. European coal prices, which are denominated in U.S. Dollars, are mainly based on API 2, the benchmark price reference for coal imported into northwest Europe. Prices reflect also currency fluctuation, labor issues and transportation situation in Colombia and South Africa, as well as sea-freights.

Ferroglobe also owns Alden Resources LLC (“Alden”) in the United States. Alden provides a stable and long‑term supply of low ash metallurgical grade coal by fulfilling a substantial portion of our requirements to our North American operations.

See “—Mining Operations” below for further information.

Quartz

Quartz is required to manufacture silicon‑based alloys and silicon metal.

Ferroglobe has secured access to quartz from its quartz mines in Spain, South Africa, the United States, Mauritania and Canada (see “—Mining Operations”). For the year ended December 31, 2018 approximately 70% of Ferroglobe’s total consumption of quartz was self-supplied. Ferroglobe purchases quartz from third-party suppliers on the basis of contractual arrangements with terms of up to four years. Ferroglobe’s quartz suppliers typically have operations in the same countries where Ferroglobe factories are located, or in close proximity, which minimizes logistical costs.

Ferroglobe controls quartzite mining operations located in Alabama, United States and a concession to mine quartzite in Saint-Urbain, Québec, Canada (operated by a third-party miner). These mines supply our North American operations with a substantial portion of their requirements for quartz.

Other raw materials

Wood is needed for the production of silicon metal and silicon-based alloys. It is used directly in furnaces as woodchips or cut to produce charcoal, which is the major source of carbon reductant for Ferroglobe’s plants in South Africa. In South Africa, charcoal is a less expensive substitute for imported coal and provides desirable qualities to the silicon-based alloys it is used to produce.

In the other countries where Ferroglobe operates, Ferroglobe purchases wood chips locally or logs for on‑site wood chipping operations from a variety of suppliers.

In 2018, the sourcing of metallurgical coke doubled, due to the consumption needs of the Dunkirk and Mo i Rana plants. The sourcing of the metallurgical coke was predominantly from Russia and Spain, with smaller quantities being sourced from Poland, Colombia and China.

Petroleum coke, electrode related products, slag, limestone and additive metals are other relevant raw materials Ferroglobe utilizes to manufacture its electrometallurgy products. Procurement of these raw materials is either managed centrally or with each country’s raw materials procurement manager or plant manager and the materials purchased at spot prices or under contracts of a year or less.

In 2018, graphite electrodes decreased as a result of lower production volumes and the conversion of furnaces to carbon electrodes in France. The sourcing of graphite electrodes is diversified with supply from Europe, India, Russia and China. Agreements with suppliers range from six months to several years, ensuring the reliability of supply at adequate market prices.

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

In France, FerroPem, S.A.S. has traditionally had access to relatively low power prices, as it benefited from Electricité de France’s green tariff (“Tarif Vert”), and a discount thereon. The green tariffs expired at the end of 2015 and Ferroglobe has negotiated supply contracts based on market prices with two suppliers for years 2016 to 2019 and is currently negotiating long-term supply contracts with suppliers in the market place. Regulation enacted in 2016 enables FerroPem SAS to benefit from reduced tariffs resulting from its agreeing interrupt production and respond to surges in demand, as well as paying compensation for indirect CO2 costs under the EU Emission Trading System (ETS) regulation. Furthermore, the new arrangements allow FerroPem, S.A.S. to operate competitively on a 12‑month basis, avoiding the need to stop for two months in each year as required under the Tarif Vert.

Ferroglobe’s production of energy in Spain and France through its hydroelectric power plants partially mitigates its exposure to increases in power prices in these two countries, as an increase in energy prices has a positive impact on Ferroglobe revenues from electricity generation.

In the United States, we attempt to enter into long‑term electric supply contracts that value our ability to interrupt load to achieve reasonable rates. Our power supply contracts have, in the past, resulted in stable price structures. In West Virginia, we have a contract with Brookfield Renewable Power to provide, on average, 45% of our power needs, from a dedicated hydroelectric facility, through December 2021 at a fixed rate. Our power needs for the non-hydroelectric component of West Virginia, Ohio, and Alabama are primarily sourced through special contracts that provide competitive rates whereas a portion of the power is also priced at market rates.  At our Niagara Falls, New York plant, we have been granted a public sector package including 18.4 megawatts of hydro power through December 2021.

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

Mining Operations

Reserves

Reserves are defined by SEC Industry Guide 7 as the part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. Proven, or measured, reserves are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, and grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well‑established. Probable, or indicated, reserves are reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance for probable reserves, although lower than that for proven reserves, is high enough to assume continuity between points of observation. Reserve estimates were made by independent third-party consultants, based primarily on dimensions revealed in outcrops, trenches, detailed sampling and drilling studies performed. These estimates are reviewed and reassessed from time to time. Reserve estimates are based on various assumptions, and any material changes in these assumptions could have a material impact on the accuracy of Ferroglobe’s reserve estimates.

The following table sets forth summary information on Ferroglobe’s mines which were in production as of December 31, 2018.

						Proven	Probable
			Annual	Production	Mining	reserves	reserves	Mining		Btus per		Expiry
Mine	Location	Mineral	capacity kt	in 2018 kt	Recovery	Mt(1)	Mt(1)	Method	Reserve grade	lb.	Life(2)	date(3)
Sonia	Spain (Mañón)	Quartz	150	159	0.4	1.87	0.8	Open-pit	Metallurgical	N/A	19	2069
Esmeralda	Spain (Val do Dubra)	Quartz	50	25	0.4	0.08	0.13	Open-pit	Metallurgical	N/A	10	2029
Serrabal.	Spain (Vedra & Boqueixón)	Quartz	330	279	0.2	3.35	1.9	Open-pit	Metallurgical	N/A	19	2038
SamQuarz	South Africa (Delmas)	Quartzite	1,000	870	0.7	6.30	18.6	Open-pit	Metallurgical & Glass	N/A	38	2039
Mahale	South Africa (Limpopo)	Quartz	90	86	0.5	—	2.3	Open-pit	Metallurgical	N/A	15	2035
Roodepoort	South Africa (Limpopo)	Quartz	50	7	0.5	—	0.02	Open-pit	Metallurgical	N/A	1	2028
Fort Klipdam	South Africa (Limpopo)	Quartz	100	32	0.6	—	0.2	Open-pit	Metallurgical	N/A	2	2019 (4)
AS&G Meadows Pit	United States (Alabama)	Quartzite	300	242	0.4	3.45	—	Surface	Metallurgical	N/A	12	2027
			2,070	1,700		15	24

Maple Creek Springtown	United States (Kentucky)	Coal	400	238	0.7	—	—	Surface	Metallurgical	14,000	0	2020
Imperial Hollow	United States (Kentucky)	Coal	200	162	0.7	0.2	—	Surface	Metallurgical	14,000	1	2020
Log Cabin No. 5	United States (Kentucky)	Coal	120	115	0.6	0.4	—	Underground	Metallurgical	14,000	4	2023
			720	515		0.60	—

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

South African mining rights

SamQuartz

The SamQuarz mining rights were transferred from the original owners, Glass South Africa Holdings (Pty) Ltd and Samancor Limited, to SamQuarz (Pty) Ltd. (“SamQuarz”) in 1997. In 2009, the Minister of Mineral Resources converted the then-existing SamQuarz mining rights into new order mining rights due to expire after 30 years in 2039. In 2012, FerroAtlántica acquired control of SamQuarz along with the mining rights. At the end of 2014, SamQuarz mining rights were transferred from SamQuarz to its sole shareholder, Thaba Chueu Mining (Pty) Ltd (“TCM”).  During 2017, ownership of the properties currently mined in Delmas were transferred from SamQuarz to TCM. The total surface area covered by SamQuarz mine is 118.1 hectares.

Mahale

Mahale is state-owned land, lawfully occupied by the Mahale community. TCM currently leases the land pursuant to an agreement with the Majeje Traditional Authority and runs mining operations on the area pursuant to mining rights owned by the state and licensed to it. The latest mining right license was granted by the Department of Mineral Resources in December 2014 and registered at the mining titles deeds office in early 2016. The license is for a 20-year period and will expire in 2035. The total surface area covered by Mahale mine is 329.7 hectares. The lease agreement between TCM and the Majeje Traditional Authority will be in force for the entire duration of the mining right or as long as it is economically viable for the lessee to mine. Under the lease agreement, a monthly rent of ZAR 1,500 is paid to the lessor, which is reviewed annually to reflect increases in the consumer price index. A general authorization has been granted to TCM by the Water Affairs Department to allow the company to use the water at the site, provided usage does not exceed 10,000 cubic meters per month.

Roodepoort

The Roodepoort mining right is held by Ferroglobe’s subsidiary, Silicon Smelters (Pty.), Ltd. (“Silicon Smelters”), and will expire in 2028. In 2009, Silicon Smelters applied for a conversion of the mining right into a new mining right under the South African Mineral and Petroleum Resources Development Act (the “MPRDA”), which came into force in 2004. The new mining right has been granted and is valid for the continuation of our mining activities at the Roodeport mine until.  Silicon Smelters is currently in the process of transferring this mining right to its mining subsidiary, TCM, in order that all licenses and permits in South Africa are held under this entity.

The total surface area covered by Roodepoort mine is 17.6 hectares. The mining area covers the cobble and block areas. The land in which Roodepoort mine is located is owned by Alpha Sand, which also conducts all mining operations as a contractor for Silicon Smelters. An agreement is in place whereby Alpha Sand operates the mine and Silicon Smelters purchases the quartz mined from Alpha Sand based on the quartz requirements of Silicon Smelters and at prices that are reviewed annually on the basis of increases in production costs and diesel fuel. The agreement with Alpha Sand will terminate at the expiry of the mining right or when it is no longer economically viable to mine quartz in the area.

Fort Klipdam

The land on which Fort Klipdam is located is owned by Silicon Smelters. The mining rights application filed by Silicon Smelters was rejected on the basis of the alleged inadequacy of the mine social and labor plan. An appeal has been filed by Silicon Smelters. As the appeal process has been unsuccessful to date, mining operations can only be conducted in areas specified under valid permits that have been obtained on the land. Additional permits were also obtained by the mining contractor on the adjacent property and their materials are brought to Fort Klipdam for processing and stockpiling.  The total surface area covered by the Fort Klipdam farm portion is 640.9 hectares.  The mining permits and mining rights only relates to an area of 136.1 hectares.

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

United States and Canadian mining rights

Coal

As of December 31, 2018, we had three active coal mines (two surface mines and one underground mine) located in Kentucky. We also had eight inactive permitted coal mines available for extraction located in Kentucky and Alabama. All of our coal mines are leased and the remaining term of the leases range from 2 to 40 years. The majority of the coal production is consumed internally in the production of silicon metal and silicon-based alloys. As of December 31, 2018, we estimate our proven and probable reserves to be approximately 17,400,000 tons with an average permitted life of approximately 35  years at present operating levels. Present operating levels are determined based on a three‑year annual average production rate. Reserve estimates were made by our geologists, engineers and third parties based primarily on drilling studies performed. These estimates are reviewed and reassessed from time to time. Reserve estimates are based on various assumptions, and any material changes in these assumptions could have a material impact on the accuracy of our reserve estimates.

We currently have two coal processing facilities, one of which is inactive. The active facility processes approximately 720,000 tons of coal annually, with a capacity of 2,500,000 tons. The average coal processing recovery rate is approximately 65%.

Quartzite

We have an open-pit quartz mining operation in Lowndesboro, Alabama It has wash-plant facilities. We also have a concession to mine quartzite in Saint-Urbain, Québec (operated by a third party miner). These mines supply our North American operations with a substantial portion of their requirements for quartzite.

Mauritania mining rights

In 2013, the Company signed an option to purchase two exploration permits for Quartz over a 2,000 square kilometer area located in northern Mauritania, approximately 250 kilometers from Nouadhibou harbor. After a successful exploration program and the granting of the right to acquire mining rights pursuant to both exploration permits at the Vadel 1 and Vadel 2 Mines respectively, Ferroglobe exercised the purchase option on June 30, 2016. The mining at the Vadel 1 and Vadel 2 Mines are held by Ferroquartz Mauritania SARL, a subsidiary of Ferroglobe, and will expire in 2031. The total surface area covered by Vadel 1 Mine is 195 square kilometers and by Vadel 2 Mine is 240 square kilometers.  The construction of the mining facilities was completed during 2017 and the Company has started to test the production in Vadel 2. The Company shipped 12,417 tons from Vadel 2 during 2018 and plan to start production in Vadel 1 in 2020.

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

Environmental requirements applicable to mining operations in South Africa are mostly set out in the MPRDA. Pursuant to the MPRDA, in order to obtain reconnaissance permissions as well as actual mining rights, applicants must have in place an approved environmental management plan, pursuant to which, among other things, all boreholes, excavations and openings sunk or made during the duration of the mining right must be sealed, closed, fenced and made safe by the mining operator. Further environmental requirements apply in connection with health and safety matters, waste management and water usage. The MPRDA further requires mining right applicants to conduct an environmental impact assessment on the area of interest and submit an environmental management program setting forth, among other things, baseline information concerning the affected environment to determine protection, remedial measures and environmental management objectives, and describing the manner in which the applicant intends to modify, remedy, control or stop any action, activity or process which causes pollution or environmental degradation, contain or remedy the cause of pollution or degradation and migration of pollutants and comply with any prescribed waste standard or management standards or practices. In addition, applicants must provide sufficient insurance, bank guarantees, trust funds or cash to ensure the availability of sufficient funds to undertake the agreed work programs and for the rehabilitation, management and remediation of any negative environmental impact on the interested areas. Holders of a mining right must conduct continuous monitoring of the environmental management plan, conduct performance assessments of the plan and compile and submit a performance assessment report to the competent authority, the frequency of which must be as approved in the environmental management program, or every two years or as otherwise agreed by the authority in writing. Mine closure costs are evaluated and reported on an annual basis, but are typically only incurred at mine closure.

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

Customers and Markets

The following table details the breakdown of Ferroglobe’s revenues by geographic end market for the years ended December 31, 2018, 2017 and 2016.

	Year ended December 31,
($ thousands)	2018	2017	2016
United States of America	674,243	547,309	563,619
Europe
Spain	274,769	253,991	201,403
Germany	359,737	245,152	241,046
Italy	138,796	94,590	90,267
Rest of Europe	487,340	340,877	236,746
Total revenues in Europe	1,260,642	934,610	769,462
Rest of the World	339,153	259,774	242,956
Total	2,274,038	1,741,693	1,576,037

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

For the year ended December 31, 2018, Ferroglobe’s ten largest customers accounted for approximately 33% of Ferroglobe’s consolidated sales. The Company had no customer, that accounted for more than 10% of consolidated sales during the year ended December 31, 2018. During the year ended December 31, 2017, the Company had one customer, Dow Chemical,  that accounted for more than 10% of consolidated sales, with sales representing 12.2%.

For the year ended December 31, 2018, approximately 55.4% of our metallurgical segment sales were to customers in Europe, approximately 29.6% were to customers in the United States and approximately 15.0% were to the rest of the world.

Customer contracts

Our contracting strategy seeks to lock in significant revenue while remaining flexible to benefit from any price increases. Our silicon metal, manganese-based ferroalloys and silicon-based ferroalloys are typically sold under annual and quarterly contracts. Historically, we have targeted to contract approximately 50 – 65% of our silicon metal, manganese-based ferroalloys production and silicon-based ferroalloy production in the fourth quarter for the following calendar year. Typically, approximately 50% of contracted production has fixed prices whereas the other 50% are indexed to benchmarks.

The remaining balance of our silicon metal, manganese-based ferroalloys and our silicon‑based ferroalloy production are sold under quarterly contracts or on a spot basis. By selling on a spot basis, we are able to take advantage of premiums for prompt delivery. We believe that our diversified contract portfolio allows us to lock in a significant amount of revenues while also allowing us to remain flexible and benefit from unexpected price and demand upticks. Given spot price and current market dynamics, we are looking to enter into contracts for 2019 with short terms in order to benefit from expected price increases.

Sales and Marketing Activities

Ferroglobe generally sells the majority of its silicon products under annual or longer contracts for silicone producers, and between three months to one year for aluminum producing customers. All contracts generally include a volume framework and price formula based on the spot market price and other elements, including production costs and premiums. Ferroglobe also makes spot sales to customers with whom it does not have a contract as well as through quarterly agreements at prices that generally reflect market spot prices. In addition, Ferroglobe sells certain high quality products at prices that are not directly correlated with the market prices for the metals or alloys from which they are composed.

With the exception of the manganese-based business (as further detailed  below), the vast majority of Ferroglobe’s products are sold directly by its own sales force located in Spain, France, the United States and Germany, as well as in all of the countries in which Ferroglobe operates.

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

The silicon metal, manganese- and silicon-based alloys and specialty metals markets are highly competitive, global markets, in which suppliers are able to reach customers across different geographies, and in which local presence is generally a minor advantage. In the silicon metal market, Ferroglobe’s primary competitors include Chinese producers, which have production capacity that exceeds total global demand. Aside from Chinese producers, Ferroglobe’s competitors include Elkem, a Norwegian manufacturer of silicon metal, ferrosilicon, foundry products, silica fumes, carbon products and energy, Dow, an American company specializing in silicone and silicon-based technology, Rusal, a Russian company that is a leading global aluminum and silicon metal producer, Rima, a Brazilian silicon metal and ferrosilicon producer, Liasa, a Brazilian producer of silicon, Wacker, a German chemical business which manufactures silicon and Simcoa Operations, an Australian company specializing in the production of silicon as well as several other smaller companies.

In the manganese and silicon alloys market, Ferroglobe’s competitors include Privat Group, a Ukrainian company with operations in Australia, Ghana and Ukraine, Eramet, a French mining and metallurgical group, CHEMK Industrial Group, a Russian conglomerate which is one of the largest silicon-based alloy producers in the world, South 32 (formerly BHP Billiton), a global mining company with operations in Australia and South Africa and Vale, a mining and metals group based in Brazil, Asia Minerals and OM Holdings in Malaysia and Elkem in Norway.

In the silica fumes market, Ferroglobe’s competitors include Elkem and Dow.

Ferroglobe strives to be a highly efficient, low‑cost producer, offering competitive pricing and engaging in manufacturing processes that capture most of its production by-products for reuse or resale. Additionally, through the vertical integration of its quartz mines in Spain, the United States, Canada and South Africa and its metallurgical coal mines in the United States, Ferroglobe has ensured access to some of the high quality raw materials that are essential in the silicon metal, manganese- and silicon-based alloy and specialty metals production process and has been able to gain a competitive advantage over some of its competitors because it has reduced the contribution of these raw materials to its cost base.

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

Pursuant to the Solar JV Agreement, FerroAtlántica had committed to incur capital expenditures in connection with the joint venture of approximately €59 million over 2018 and 2019, which, together with €21 million of capital expenditures invested in prior years, constitute the first phase of the project contemplated by the Solar JV Agreement to build a factory with production capacity of 1,500 tons per year.

Due to the market environment for solar grade silicon (or polysilicon) worldwide, at the end of 2018 the Company has decided to suspend the investment in the project, while preserving the technology and know-how in order to be able to finalize the construction of the factory as soon as market circumstances change. Plans for and financing of further phases are subject to agreement and approval by the parties to the Solar JV Agreement pursuant to specified procedures. FerroAtlántica has obtained a loan, with a principal amount of approximately €45 million, from the Spanish Ministry of Industry and Energy for the purpose of building the UMG solar silicon plant.

High value powders – Li-ion batteries

Ferroglobe has launched the High Value Powder project, which aims at producing silicon-based, tailor made products for high end applications. Among the various targeted applications, is a particularly attractive market in anodes for Li-ion batteries. In this specific field, Ferroglobe has developed many partnerships and technical collaborations to develop successful research and development solutions to enhance the energy capacity of the anode in Li-ion batteries by adding silicon.

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

Ferroglobe may not be at all times in full compliance with such laws, regulations and permits, although Ferroglobe is not aware of any material past or current noncompliance. Failure to comply with these laws, regulations and permits may result in the assessment of administrative, civil and criminal penalties or other sanctions by regulators, the imposition of obligations to conduct remediation or upgrade or install pollution or dust control equipment, the issuance of injunctions limiting or preventing Ferroglobe’s activities, legal claims for personal injury or property damages, and other liabilities.

Under these laws, regulations and permits, Ferroglobe could also be held liable for any consequences arising out of human exposure to hazardous substances or environmental damage that relates to Ferroglobe’s current or former operations or properties. Environmental, health and safety laws are likely to become more stringent in the future. Ferroglobe purchases insurance to cover these potential liabilities, but the costs of complying with current and future environmental, health and safety laws, and its liabilities arising from past or future releases of, or exposure to, hazardous substances, may exceed insured, budgeted or reserved amounts and adversely affect Ferroglobe’s business, results of operations and financial condition.

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

Energy and electricity generation

Ferroglobe operates hydroelectric plants in Spain and France, which are subject to energy, environmental, health and safety laws and regulations, including those governing the generation of electricity and the use of water and river basins. These laws and regulations require Ferroglobe to obtain permits from governmental authorities, which may be subject to modification or revocation by these authorities.

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

In the United States, the U.S. International Trade Commission reached a final affirmative determination in the sunset review of the antidumping duty order on silicon metal from China in May 2018.  The Commission determined that revocation of the order would be likely to lead to continuation or recurrence of material injury to the domestic silicon metal industry. As a result, the U.S. Department of Commerce issued a notice in June 2018 continuing the order for another five years. A sunset review of the antidumping duty order on silicon metal from Russia will be initiated in June 2019.

In addition, an administrative review of the antidumping duty order on silicon metal from China involving a single exporter/producer combination is currently in progress. The review may result in the elimination or reduction of the duties currently payable on imports from that exporter/producer combination.  If the duties are eliminated or reduced significantly, our sales in the United States may be adversely affected.

In the European Union, the industry association Euroalliages filed a request with the European Commission on behalf of Ferroglobe’s subsidiaries FerroAtlántica and FerroPem for an expiry review of the antidumping measures on ferrosilicon from China and Russia.  Based on this request, the European Commission initiated in April 2019 a review to determine whether to maintain the antidumping measures in place and the rates of duty to be imposed.

In December 2016, Ferroglobe’s subsidiaries in Canada filed a complaint with the Canada Border Services Agency alleging that silicon metal from Brazil, Kazakhstan, Laos, Malaysia, Norway, Russia and Thailand is dumped, and that silicon metal from Brazil, Kazakhstan, Malaysia, Norway and Thailand is subsidized. In March 2017, Ferroglobe’s subsidiary Globe Specialty Metals petitioned the U.S. Department of Commerce and the U.S. International Trade Commission to provide relief from dumped and subsidized silicon metal imports from Australia, Brazil, Kazakhstan and Norway. In both cases, the agencies found that imports covered by the cases were unfairly traded, but determined that the relevant domestic industry was not injured by the unfair imports.  An appeal of the Canadian decision filed by Ferroglobe’s subsidiaries in Canada was discontinued in May 2018.

A sunset (expiry) review of the Canadian antidumping/countervailing duty order covering silicon metal imports from China is currently being conducted, which may result in the removal of the duties on such imports. If the duties are removed, our sales in Canada may be adversely affected.

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

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    Operating Results

Introduction

The following “management’s discussion and analysis” should be read in conjunction with the Consolidated Financial Statements of Ferroglobe as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016, which are included in this annual report. This discussion includes forward-looking statements, which, although based on assumptions that Ferroglobe considers reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those expressed or implied by the forward‑looking statements. See “Cautionary Statements Regarding Forward-Looking Statements.” For a discussion of risks and uncertainties facing Ferroglobe, see “Item 3.D.—Key Information—Risk Factors.”

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

Silicon metal pricing slowly decreased throughout 2018 due to market supply and demand dynamics.  Our customers businesses appeared to be at strong levels in the chemical and aluminum markets during 2018.

Historically manganese‑based alloy prices have shown a significant correlation with the price of manganese ore, but 2018 was an anomaly where the manganese ore pricing was high while the manganese-based alloy pricing stayed low, which caused a margin squeeze for Ferroglobe. We anticipate these dynamics to go back to more historical type spreads in 2019.  Our customers’ businesses appeared at strong levels for steel mill production in 2018.

Our Ferrosilicon business pricing likewise continued to decline as we moved through 2018. This was mostly due to oversupply in Europe as this market was coming off of record price levels from the previous year. Our customers’ business appeared at strong levels for steel mill production in 2018.

Under Ferroglobe’s pricing policy, which is aimed at reducing dependence on spot market prices, prices applied to its term contracts have a diversity of formulas ranging from prices related to spot market prices to annual or quarterly fixed prices. Ferroglobe sells certain high quality products for which pricing is not directly correlated to spot market prices.

Cost of raw materials

The key raw materials sourced by Ferroglobe are quartz, manganese ore, coal, metallurgical coal, wood and charcoal. Manganese ore is the largest component of the cost base for manganese‑based alloys. In 2018, more than 50% of Ferroglobe’s total $228.0 million expense with respect to manganese ore fell under annual contractual agreements, while the remaining manganese ore was procured on a spot basis from different ore suppliers. Coal meeting certain standards for ash content and other physical properties is used as a major carbon reductant in silicon‑based alloy production. In 2018, coal represented a $190.5 million expense for Ferroglobe. Metallurgical coke, which is used for manganese alloy production, represented a total purchase volume of $50 million in 2018. Wood is both an important element for the production of silicon alloys and used to produce charcoal, which is used as a carbon reductant at Ferroglobe’s South African subsidiary Silicon Smelters. Ferroglobe’s wood expense amounted to $63.8 million in 2018. The FerroAtlántica subsidiaries of Ferroglobe source approximately 65% of their quartz needs from FerroAtlántica’s mines in Spain and South Africa, and Globe subsidiaries source approximately 78% of their quartz needs from Globe’s mines in the United States and Canada. Total quartz consumption in 2018 represented an expense of $114.1 million.

Power

Power constitutes one of the single largest expenses for most of Ferroglobe’s products other than manganese‑based alloys. Ferroglobe focuses on minimizing energy prices and unit consumption throughout its operations by concentrating its silicon and manganese‑based alloy production during periods when energy prices are lower. In 2018, Ferroglobe’s total power consumption was 10,086 gigawatt hours with power contracts that vary across its operations.

In Spain and France, FerroAtlántica receives a rebate on a portion of its energy costs in exchange for an agreement to interrupt production, and thus power usage, upon request. FerroAtlántica has power contracts to partly hedge risks related to energy price volatility in Spain.

In France, FerroPem S.A.S. has traditionally had access to relatively low power prices, as it benefited from Electricité de France’s green tariff (“Tarif Vert”), and a discount thereon. The green tariffs expired at the end of 2015 and Ferroglobe has negotiated supply contracts based on market prices with two suppliers for years 2016 to 2019, and is currently negotiating long-term supply contracts with suppliers in the market place. Recently enacted regulation enables FerroPem SAS to benefit from reduced tariffs resulting from its agreeing to interrupt production and respond to surges in demand, as well as paying compensation for indirect CO2 costs under the EU Emission Trading System (ETS) regulation. The new arrangements allow FerroPem S.A.S. to operate competitively on a 12‑month basis, avoiding the need to stop for two months due to the Tarif Vert. We believe that the new arrangements will provide power prices comparable to past levels and with some degree of predictability going forward.

In the United States, we attempt to enter into long-term electric supply contracts that value our ability to interrupt load to achieve reasonable rates.  Our power supply contracts have, in the past, resulted in stable price structures.  In West Virginia, we have a contract with Brookfield Renewable Power to provide, on average, 45% of our power needs, from a dedicated hydroelectric facility, through December 2021 at a fixed rate. Our power needs for the non-hydroelectric component of West Virginia, Ohio, and Alabama are primarily sourced through special contracts that provide competitive rates whereas a portion of the power is also priced at market rates. At our Niagara Falls, New York plant, we have been granted a public sector package including 18.4 megawatts and hydro power through to 2021.

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

Foreign currency fluctuation

Ferroglobe has a diversified production base consisting of production facilities across the United States, Europe, South America, South Africa and Asia. Ferroglobe production costs are mostly dependent on local factors, with the exception of the cost of manganese ore and coal, which are dependent on global commodity prices. The relative strength of the functional currencies of Ferroglobe’s subsidiaries influences its competitiveness in the international market, most notably in the case of Ferroglobe’s South African operations, which have historically exported a majority of their production to the U.S. and the European Union. For additional information see “Item 11.—Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Rate Risk.”

Regulatory changes

See “Item 4.B.—Business Overview—Regulatory Matters.”

Critical Accounting Policies

The discussion and analysis of Ferroglobe’s financial condition and results of operations is based upon its Consolidated Financial Statements, which have been prepared in accordance with IFRS. The preparation of those financial statements requires Ferroglobe to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, the disclosure of contingent assets and liabilities and related disclosure at the date of its financial statements. The estimates and related assumptions are based on available information at the date of preparation of the financial statements, on historical experience and on other relevant factors. Actual results may differ from these estimates under different assumptions and conditions. Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. The principal items affected by estimates are business combinations, goodwill,  impairment of long-lived assets,  inventories and income taxes. The following are Ferroglobe’s most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all of Ferroglobe’s principal accounting policies, see Note 4 to the Consolidated Financial Statements of Ferroglobe included elsewhere in this annual report.

Business combinations

Ferroglobe subsidiaries have completed a number of significant business acquisitions over the past several years. Our business strategy contemplates that we may pursue additional acquisitions in the future. When we acquire a business, the purchase price is allocated based on the fair value of tangible assets and identifiable intangible assets acquired and liabilities assumed. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Goodwill as of the acquisition date is measured as the residual of the excess of the consideration transferred, plus the fair value of any non‑controlling interest in the acquiree at the acquisition date, over the fair value of the identifiable net assets acquired. If, after reassessment, the net of the acquisition date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the excess is recognized immediately in profit or loss as a bargain purchase gain. We generally engage independent third‑party appraisal firms to assist in determining the fair value of assets acquired and liabilities assumed. Such a valuation requires management to make significant estimates, especially with respect to intangible assets. These estimates are based on historical experience and information obtained from the management of the acquired companies. These estimates are inherently uncertain and may impact reported depreciation and amortization in future periods, as well as any related impairment of goodwill or other long lived assets.

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

During the year ended December 31, 2018, in connection with our annual goodwill impairment test, no impairment charge was recognized.

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

Long-lived assets (excluding goodwill)

In order to ascertain whether its assets have become impaired, Ferroglobe compares their carrying amount with their recoverable amount if there are indications that the assets might have become impaired. Where the asset itself does not generate cash flows that are independent from other assets, Ferroglobe estimates the recoverable amount of the cash‑generating unit to which the asset belongs. Recoverable amount is the higher of fair value and value in use, which is the present value of the future cash flows that are expected to be derived from continuing use of the asset and from its ultimate disposal at the end of its useful life, discounted at a rate which reflects the time value of money and the risks specific to the business to which the asset belongs.

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

During 2018 the Company recognized an impairment of $40,537 thousand in Impairment losses in relation to our solar-grade silicon metal project based in Puertollano, Spain. At the end of 2018 the Company has decided to temporarily suspend investment in the project due to deterioration in the market environment for solar grade silicon (or polysilicon) worldwide. The Company is preserving the technology and know-how in order to be able to finalize the construction of the factory as soon as market circumstances change. The Company continues to recognize these project assets at  $39,101 thousand based on the fair value less costs of disposal.  Fair value less costs of disposal related to land and buildings was determined based on recent sales of comparable industrial properties located near the project. Fair value less costs of disposal related to machinery and equipment was determined by assessing the recoverability of the assets to a market participant. Additionally, during 2018 the Company recognized an intangible asset impairment of $13,947 thousand of development expenditures related to the solar project.

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

Results of Operations — Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

	Year ended December 31,
($ thousands)	2018	2017
Sales	2,274,038	1,741,693
Cost of sales	(1,447,354)	(1,043,395)
Other operating income	46,037	18,199
Staff costs	(341,064)	(301,963)
Other operating expense	(283,930)	(239,926)
Depreciation and amortization charges, operating allowances and write-downs	(119,137)	(104,529)
Impairment losses	(58,919)	(30,957)
Net (loss) gain due to changes in the value of assets	(7,623)	7,504
Gain (loss) on disposal of non-current assets	14,564	(4,316)
Bargain purchase gain	40,142	—
Other losses	—	(2,613)
Operating profit	116,754	39,697
Finance income	5,374	3,708
Finance costs	(62,022)	(65,412)
Financial derivative gain (loss)	2,838	(6,850)
Exchange differences	(14,136)	8,214
Profit (loss) before tax	48,808	(20,643)
Income tax (expense) benefit	(24,235)	14,821
Profit (loss) for the year	24,573	(5,822)
Loss attributable to non-controlling interests	19,088	5,144
Profit (loss) attributable to the Parent	43,661	(678)

Sales

Sales increased $532,345 thousand, or 30.6%, from $1,741,693 thousand for the year ended December 31, 2017 to $2,274,038 thousand for the year ended December 31, 2018, primarily due to the acquisition of manganese-based alloy plants in France and Norway, which accounted for $230,297 thousand in 2018.

Sales volume increased across all major products (excluding by-products).  Silicon metal sales volume increased 8.2%, silicon-based alloys sales volume increased 10.1%, while manganese-based alloys sales volume increased 54.8%, primarily due to the acquisition of two manganese-based alloys plants in France and Norway on February 1, 2018.

Average selling prices of silicon metal and silicon-based alloys increased year over year while average selling prices of manganese-based alloys decreased.  The average selling price for silicon metal increased by 16.6% to $2,647/MT in 2018, as compared to $2,270/MT in 2017; the average selling price for silicon-based alloys increased by 14.7% to $1,845/MT in 2018, as compared to $1,608/MT in 2017; and the average selling price for manganese-based alloys decreased by 6.3% to $1,244/MT in 2018, as compared to $1,327/MT in 2017.  The increase in average selling prices reflects an upward pricing trend in the markets for silicon metal and silicon-based alloys, while the market for manganese-based alloys remains challenging.

Cost of sales

Cost of sales increased $403,959 thousand, or 38.7%, from $1,043,395 thousand for the year ended December 31, 2017 to $1,447,354  thousand for the year ended December 31, 2018, primarily due to an increase in sales volumes, particularly manganese-based alloys which increased by 150,239 MT due to the acquisition of two manganese-based alloys plants in France and Norway on February 1, 2018.

Costs of sales for plants in North America, which produce silicon-metal and silicon-based alloys, were comparable in 2018 to 2017, accounting for 56% as a percentage of sales. Continued increases in energy costs and an increase in the purchase price of manganese ore impacted costs for manganese-based alloys in Europe.

Other operating income

Other operating income increased $27,838 thousand, or 153.0%, from $18,199 thousand for the year ended December 31, 2017 to $46,037 thousand for the year ended December 31, 2018, primarily due to receiving business interruption insurance proceeds of $5,098 thousand, government grant income of $6,873 thousand, sales of greenhouse gas emission credits of $4,685 thousand, as well as operating income related to the use of CO2 in the production process.

Staff costs

Staff costs increased $39,101 thousand, or 12.9%, from $301,963 thousand for the year ended December 31, 2017 to $341,064 thousand for the year ended December 31, 2018, primarily due to the restart of the Selma, Alabama facility in September 2017 and closure costs associated with the Niagara and Selma facilities at the end of 2018. Additionally staff costs increased due to the acquisition of two manganese-based alloys plants in France and Norway on February 1, 2018, which contributed $15,300 thousand to staff costs in 2018.  Further, there was as an increase in compensation that is dependent on production levels.

Other operating expense

Other operating expense increased $44,004 thousand, or 18.3%, from $239,926 thousand for the year ended December 31, 2017 to $283,930 thousand for the year ended December 31, 2018, primarily due to shipping, freight, and storage costs associated with the increase in sales volume, as well as the acquisition of two manganese-based alloys plants in France and Norway on February 1, 2018, which contributed $14,329 thousand to other operating expenses in 2018.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs increased $14,608 thousand or 14.0%, from $104,529 thousand for the year ended December 31, 2017 to $119,137 thousand for the year ended December 31, 2018, primarily due to new assets placed in service related to hydro plants as well as the acquisition of two manganese-based alloys plants in France and Norway on February 1, 2018, which contributed to $7,916 thousand to depreciation.

Impairment losses

Impairment losses increased $27,962 thousand, or 90.3%, from a loss of $30,957 thousand for the year ended December 31, 2017 to a loss of $58,919 thousand for the year ended December 31, 2018. During the year ended December 31, 2018, the Company recognized an impairment of $40,537 thousand of property, plant and equipment and an impairment of $13,947 thousand of intangible assets related to the Company’s solar grade silicon metal production facility located in Puertollano, Spain due to deterioration in the market environment for solar grade silicon (or polysilicon) worldwide. Additionally during the year ended December 31, 2018, the Company recognized an impairment of $2,309 thousand of property, plant and equipment and an impairment of $2,126 thousand of intangible assets at the Company’s Mangshi facility located in China.

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

Net (loss) gain due to changes in the value of assets

Net (loss) gain due to the changes in the value of assets in 2018 and 2017 primarily relate to the remeasured fair value of the Company’s timber farms in South Africa as of December 31, 2018 and 2017.

Gain (loss) on disposal of non-current assets

The gain on disposal of non-current assets for the year ended December 31, 2018 relates primarily to a gain on disposal of Hydro plant assets of $11,747 thousand.  The net loss of $4,316 thousand for the year ended December 31, 2017 relates primarily to the disposals of certain property plant, and equipment in the U.S. that had a stepped-up fair value at the date of the Business Combination, but were subsequently disposed of during scheduled furnace overhauls in 2017.

Bargain purchase gain

During the year ended December 31, 2018, the Company acquired 100% of the outstanding ordinary shares of Kintuck (France) SAS and Kintuck AS from a wholly-owned subsidiary of Glencore International AG ("Glencore") and obtained control of both entities. The new subsidiaries were renamed as Ferroglobe Mangan Norge and Ferroglobe Manganèse France. The acquisition resulted in a bargain purchase gain of $40,142 thousand as a result of the acquisition date fair value of the net assets acquired in excess of the purchase consideration.

Other losses

Other losses during the year ended December 31, 2017 is primarily related to an adjustment of $2,608 thousand to the carrying amount of property, plant and equipment at hydroelectric plants in Spain that were previously classified as held for sale.  An expense was recorded equivalent to the depreciation that would have been charged if the business had not been classified as held for sale.

Finance income

Finance income increased $1,666 thousand, or 44.9%, from $3,708 thousand for the year ended December 31, 2017 to $5,374 thousand for the year ended December 31, 2018, primarily due to the accounts receivable securitization program being in operation for a full year in 2018 compared to five months in 2017. The securitization program resulted in interest income on subordinated loan notes of $3,403 thousand in 2018 compared to $1,935 thousand in 2017.

Finance costs

Finance costs decreased $3,390 thousand, or 5.2%, from $65,412 thousand for the year ended December 31, 2017 to $62,022 thousand for the year ended December 31, 2018. The impact of a full year of interest expense on the Senior Notes and full year of finance costs from the accounts receivable securitization program were offset by a decrease in interest on loans and credit facilities and lower debt factoring costs.

Financial derivative gain (loss)

Financial derivative gain of $2,838 thousand in 2018 and financial derivative loss of $6,850 thousand in 2017 both resulted from the cross currency swap entered into in May 2017. The gain or loss is related to the portion of the notional amount of the cross currency swap that is not designated as a cash flow hedge.

Exchange differences

Exchange differences increased $22,350 thousand, from income of $8,214 thousand for the year ended December 31, 2017 to a loss of $14,136 thousand for the year ended December 31, 2018, primarily due to the fluctuation of foreign exchange rates, mainly the exchange rate between the Euro and the U.S. Dollar.

Income tax (expense) benefit

Income tax expense increased $39,056 thousand, or 263.5%, from an income tax benefit of $14,821 thousand for the year ended December 31, 2017 to an income tax expense of $24,235 thousand for the year ended December 31, 2018. The tax benefit for the year ended December 31, 2017 is related to the impact of U.S. tax reform which resulted in an income tax benefit of $31,200 thousand representing the remeasurement of the Company’s U.S. net deferred tax liability as a consequence of the reduction of the U.S. federal corporate statutory tax rate from 35% to 21% with effect from January 1, 2018, which was offset by income tax expense on taxable income.

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

Operating segments are based upon the Company’s management reporting structure. As such, we report our results in accordance with the following segments:

•	Electrometallurgy – North America;
•	Electrometallurgy – Europe;
•	Electrometallurgy – South Africa; and
•	Other Segments.

Electrometallurgy – North America

	Year ended December 31,
($ thousands)	2018	2017
Sales	710,716	541,143
Cost of sales	(394,044)	(303,096)
Other operating income	4,943	2,701
Staff costs	(115,555)	(90,802)
Other operating expense	(77,670)	(68,537)
Depreciation and amortization charges, operating allowances and write-downs	(69,009)	(66,789)
Impairment losses	—	(30,618)
Loss on disposal of non-current assets	(208)	(3,718)
Operating profit (loss)	59,173	(19,716)

Sales

Sales increased $169,573 thousand, or 31.3%, from $541,143 thousand for the year ended December 31, 2017 to $710,716 thousand for the year ended December 31, 2018, primarily due to a 16.5% increase in the average selling price of silicon metal due to better market conditions in the current year than in the prior year and a 7.6% increase in sales volumes of silicon metal due to increased production from the restart of the Company’s Selma, Alabama facility in September 2017. There was a 71.8% increase in the average selling price of silicon-based alloys (calcium silicon, magnesium ferrosilicon, and different grades of ferrosilicon) mainly due to increased sales of higher purity ferrosilicon (which have higher selling prices) in 2018 and a 17.5% increase in sales volumes of silicon-based alloys.  The North American segment additionally added sales of manganese-based alloys, that were produced by our European plants, to its sales mix contributing additional revenue of $30,574 thousands in 2018.

Cost of sales

Cost of sales increased $90,948 thousand, or 30.0%, from $303,096 thousand for the year ended December 31, 2017 to $394,044 thousand for the year ended December 31, 2018.  The increase is primarily due to an increase in metric tons of silicon metal sold partially due the restart of the Selma facility, an increase in metric tons of silicon-based alloys sold due to an increase in customer specific requirements, as well as the addition of manganese-based alloys sales to the sales mix, which added $29,797 thousand to cost of sales in 2018.

Staff costs

Staff costs increased $24,753 thousand, or 27.3%, from $90,802 thousand for the year ended December 31, 2017 to $115,555 thousand for the year ended December 31, 2018, primarily due to an increase in U.S. head count needed for the restart of our Selma, Alabama facility in September 2017 and closure costs associated with the Niagara and Selma facilities at the end of 2018, as well as an increase in compensation that is dependent on production levels.

Other operating expense

Other operating expense increased $9,133 thousand, or 13.3%, from $68,537 thousand for the year ended December 31, 2017 to $77,670 thousand for the year ended December 31, 2018, primarily due to shipping, freight, and storage costs associated with the increase in sales volume.

Depreciation and amortization charges, operating allowances and write‑downs

Depreciation and amortization charges, operating allowances and write‑downs increased $2,220 thousand, or 3.3%, from $66,789 thousand for the year ended December 31, 2017 to $69,009 thousand for the year ended December 31, 2018, primarily due to $32,440 thousands of capital expenditures during 2018.

Impairment losses

During the year ended December 31, 2018, in connection with our annual goodwill impairment test, no impairment charge was recognized. During the year ended December 31, 2017, in connection with our annual goodwill impairment test, the Company recognized an impairment charge of $30,618 thousand related to the partial impairment of goodwill in Canada, resulting from a decline in future estimated sales prices and a decrease in our estimated long-term growth rate which caused the Company to revise its expected future cash flows from its Canadian business operations.

Loss on disposal of non-current assets

The loss of $3,718 thousand for the year ended December 31, 2017 relates primarily to the disposals certain property plant, and equipment in the U.S. that had a stepped-up fair value at the date of the Business Combination but were subsequently disposed of during scheduled furnace overhauls in 2017.

Electrometallurgy – Europe

	Year ended December 31,
($ thousands)	2018	2017
Sales	1,447,973	1,083,200
Cost of sales	(1,059,474)	(690,589)
Other operating income	39,817	12,681
Staff costs	(177,047)	(147,595)
Other operating expense	(146,143)	(107,130)
Depreciation and amortization charges, operating allowances and write-downs	(34,974)	(27,404)
Net loss due to changes in the value of assets	(7)	—
(Loss) gain on disposal of non-current assets	(8,369)	301
Bargain purchase gain	40,142	—
Other losses	—	(13,604)
Operating profit	101,918	109,860

Sales

Sales increased $364,773 thousand or 33.7%, from $1,083,200 thousand for the year ended December 31, 2017 to $1,447,973 thousand for the year ended December 31, 2018, primarily due to a $230,297 thousand increase in sales of manganese-based alloys as a result of the acquisition of two manganese-based alloys plants in France and Norway on February 1, 2018. The increase in volume was offset by a 13% decrease in average selling prices of manganese-based alloys.  Foreign exchange favorably impacted sales by $47,946 thousand.

Average selling prices (in local currency) for silicon metal, silicon-based alloys and manganese alloys pricing increased 14%, increased 13% and decreased 5%, respectively, primarily due to the market index pricing in Europe. The sales volume of primary products increased of 5% for the year ended December 31, 2018 compared to the year ended December 31, 2017.

Cost of sales

Cost of sales increased $368,885 thousand, or 53.4%, from $690,589 thousand for the year ended December 31, 2017 to $1,059,474 thousand for the year ended December 31, 2018, primarily due to the acquisition of two manganese-based alloys plants in France and Norway on February 1, 2018, resulting in an increase in cost of sales of $210,629 thousand.  Cost of sales further increased by $68,495 thousand due to higher sales volumes and increased by $74,453 thousand due to higher costs of raw materials and energy.  Foreign exchange differences had an additional negative impact of $15,308 thousand.

Other operating income

Other operating income increased $27,136 thousand, or 214.0%, from $12,681 thousand for the year ended December 31, 2017 to $39,817 thousand for the year ended December 31, 2018, primarily due to government grant income of $6,873 thousand, sales of greenhouse gas emission credits of $4,685 thousand, as well as operating income related to the use of CO2 in the production process.  The Company additionally received insurance proceeds of $5,098 thousand relating to a business interruption claim at plants located in France. There was a favorable foreign exchange impact, which increased Euro-denominated income by $568 thousand.

Staff costs

Staff costs increased $29,452 thousand or 20.0%, from $147,595 thousand for the year ended December 31, 2017 to $177,047 thousand for the year ended December 31, 2018, primarily due to the acquisition of two manganese-based alloys plants in France and Norway on February 1, 2018, which contributed $15,300 thousand to staff cost in 2018.  The remainder of the increase is attributable to financial performance based compensation in France.  There was an unfavorable foreign exchange impact, which increased Euro-denominated costs by $7,398 thousand.

Other operating expense

Other operating expense increased $39,013 thousand, or 36.4%, from $107,130 thousand for the year ended December 31, 2017 to $146,143 thousand for the year ended December 31, 2018,  primarily due to shipping, freight, and storage costs associated with the increase in sales volume, as well as the acquisition of two manganese-based alloys plants in France and Norway on February 1, 2018, which contributed $14,329 thousand to other operating expenses in 2018.

Depreciation and amortization charges, operating allowances and write‑downs

Depreciation and amortization charges, operating allowances and write‑downs increased $7,570 thousand, or 27.6%, from $27,404 thousand for the year ended December 31, 2017 to $34,974 thousand for the year ended December 31, 2018, primarily  due to the acquisition of two manganese-based alloys plants in France and Norway on February 1, 2018, which contributed $7,916 thousand to depreciation in 2018. There was an unfavorable foreign exchange impact, which increased Euro-denominated costs by $1,216 thousand.

(Loss) gain on disposal of non-current assets

During the year ended December 31, 2018, the loss on disposal of non-current assets in the Europe segment reflects the loss on the parent’s investment in intercompany subsidiaries of Other segments.  The loss in the Europe segment partially offsets the gain on disposal of non-current assets in Other segments such that the net gain between the two segments primarily represents the net gain on disposal of Hydro plant assets of $11,747 thousand included within Other segments.  Refer to Gain (loss) on disposal of non-current assets in the Results of Operations section above for an explanation of the Company’s Gain (loss) on disposal of non-current assets on a consolidated basis.

Bargain purchase gain

During the year ended December 31, 2018, the Company acquired 100% of the outstanding ordinary shares of Kintuck (France) SAS and Kintuck AS from a wholly-owned subsidiary of Glencore International AG ("Glencore") and obtained control of both entities. The new subsidiaries were renamed as Ferroglobe Mangan Norge and Ferroglobe Manganèse France. The acquisition resulted in a bargain purchase gain of $40,142 thousand as a result of the acquisition date fair value of the net assets acquired in excess of the purchase consideration.

Other losses

Other losses during the year ended December 31, 2017 in the European segment reflects the losses on the parent’s investment in intercompany subsidiaries which eliminate during consolidation of all segments.  Refer to Other losses in the Results of Operations section above for an explanation of the Company’s Other losses on a consolidated basis.

Electrometallurgy – South Africa

	Year ended December 31,
($ thousands)	2018	2017
Sales	208,543	122,504
Cost of sales	(137,177)	(81,744)
Other operating income	3,420	2,868
Staff costs	(23,735)	(23,495)
Other operating expense	(26,353)	(24,462)
Depreciation and amortization charges, operating allowances and write-downs	(5,526)	(5,788)
Net (loss) gain due to changes in the value of assets	(7,616)	7,222
Loss on disposal of non-current assets	(261)	(138)
Operating profit (loss)	11,295	(3,033)

Sales

Sales increased $86,039 thousand, or 70.2%, from $122,504 thousand for the year ended December 31, 2017 to $208,543 thousand for the year ended December 31, 2018, primarily due to a 219% increase in silicon metal sales volumes, as a result of furnaces 1 and 3 of Polokwane plant being idle during 2017 and operational in 2018.  Average selling prices of silicon metal increased 5% and average selling prices of silicon-based alloys increased 16% while sales volumes of silicon metal increased 219% and sales volumes of silicon-based alloys increased 12%. There was a positive foreign exchange impact, which increased sales by $5,443 thousand.

Cost of sales

Cost of sales increased $55,433 thousand, or 67.8%, from $81,744 thousand for the year ended December 31, 2017 to $137,177 thousand for the year ended December 31, 2018, primarily due to a 219% increase in silicon metal sales volumes from 2017 to 2018 and a 12% in silicon-based alloy sales volumes. An unfavorable foreign exchange impact increased cost of sales by $3,431 thousand.

Other operating income

Other operating income increased $552 thousand, or 19.2%, from $2,868 thousand for the year ended December 31, 2017 to $3,420 thousand for the year ended December 31, 2018, primarily due to an increase in sales of scrap. There was also a favorable foreign exchange impact, which increased other operating income by $161 thousand.

Staff costs

Staff costs increased $240 thousand, or 1.0%, from $23,495 thousand for the year ended December 31, 2017 to $23,735 thousand for the year ended December 31, 2018, due to the staffing adjustments and employee separation costs in connection with the idling of Polokwane plant during 2017. Foreign exchange impact more than offset the higher costs in local currency in 2017 and increased staff costs by $1,073 thousand.

Other operating expense

Other operating expense increased $1,891 thousand, or 7.7%, from $24,462 thousand for the year ended December 31, 2017 to $26,353 thousand for the year ended December 31, 2018, primarily due to higher variable, selling, and administrative costs during 2018 as the Polokwane plant was idled or operating at a reduced production level in 2017. Foreign exchange rate movements further increased other operating expense by $1,039 thousand.

Depreciation and amortization charges, operating allowances and write‑downs

Depreciation and amortization charges, operating allowances and write‑downs decreased $262 thousand, or 4.5%, from $5,788 thousand for the year ended December 31, 2017 to $5,526 thousand for the year ended December 31, 2018 primarily attributable to a  depreciation true-up partially offset by an unfavorable foreign exchange impact that increased depreciation and amortization by $365 thousand.

Net (loss) gain due to changes in the value of assets

Net (loss) gain due to the changes in the value of assets in 2018 and 2017 primarily relate to the remeasured fair value of the Company’s timber farms in South Africa as of December 31, 2018 and 2017.

Other segments

	Year ended December 31,
($ thousands)	2018	2017
Sales	94,111	60,199
Cost of sales	(43,871)	(33,616)
Other operating income	16,859	15,619
Staff costs	(24,727)	(39,851)
Other operating expense	(52,859)	(55,955)
Depreciation and amortization charges, operating allowances and write-downs	(9,628)	(4,557)
Impairment losses	(58,919)	(323)
Gain (loss) on disposal of non-current assets	23,402	(818)
Other losses	—	(2,625)
Operating profit (loss)	(55,632)	(61,927)

Sales

Sales increased $33,912 thousand, or 56.3%, from $60,199 thousand for the year ended December 31, 2017 to $94,111 for the year ended December 31, 2018, primarily due to a $27,061 thousand increase of sale of energy from Hydro facilities location in  Spain resulting from an increase in rain. Sales of silicon-based alloys at the Company’s Argentinian facility, Globe Metales S.A., increased $6,973 thousand.

Cost of sales

Cost of sales increased $10,255 thousand, or 30.5%, from $33,616 thousand for the year ended December 31, 2017 to $43,871 thousand for the year ended December 31, 2018, primarily due to an increase in sales volumes of silicon-based alloys at the Company’s Argentinian facility, Globe Metales S.A., which resulted in a $5,282 thousand increase in cost of sales.  As the Hydro facilities located in Spain do not have cost of sales, there is no corresponding increase in cost of sales for the increase in sales.

Other operating income

Other operating income increased $1,240 thousand, or 7.9%, from $15,619 thousand for the year ended December 31, 2017 to $16,859 thousand for the year ended December 31, 2018, primarily due to a chargeback of services by Ferroglobe  to its subsidiaries.  The increase was offset by a decrease of income generated from mutual fund investments held at the Company’s Argentinian facility, Globe Metales S.A., as these investments were sold during the year.

Staff costs

Staff costs decreased $15,124 thousand, or 38.0%, from $39,851 thousand for the year ended December 31, 2017 to $24,727 thousand for the year ended December 31, 2018, primarily as a result of reduced costs and favorable foreign exchange of $4,201 thousand at our facility in Venezuela. The decrease is also attributable to share-based compensation income on liability settled outstanding share-based awards of $3,886 thousand as a result of a decline in the stock price over the twelve month period ended December 31, 2018 as well as lower discretionary remuneration based on financial performance.

Other operating expense

Other operating expense decreased $3,096 thousand, or 5.5%, from $55,955 thousand for the year ended December 31, 2017 to $52,859 for the year ended December 31, 2018, primarily due to the accrual of $12,444 thousand for accrual of contingent liabilities in 2017.  The decrease was offset by an increase in other operating expenses of $4,619 at the Manghsi facility related to impairment of assets.

Depreciation and amortization charges, operating allowances and write‑downs

Depreciation and amortization charges, operating allowances and write‑downs increased $5,071 thousand, or 111.3%, from $4,557 thousand for the year ended December 31, 2017 to $9,628 thousand for the year ended December 31, 2018,  primarily due to additions to property, plant and equipment associated with the Company’s solar project initiative.

Impairment losses

Impairment losses for the year ended December 31, 2018 of $58,919 thousand relates to impairment of fixed assets and intangible assets at the Company’s solar grade silicon metal production facility located in Puertollano, Spain and the Company’s Mangshi facility located in China. Refer to the Results of Operations section above for an explanation of the Company’s Impairment losses.

Gain (loss) on disposal of non-current assets

The gain included in Other segments offsets the loss included in the Europe segment such that the net gain after offsetting the loss between segments primarily represents the gain on disposal of Hydro plant assets of $11,747 thousand. Refer to Gain (loss) on disposal of non-current assets in the Results of Operations section above for an explanation of the Company’s Gain (loss) on disposal of non-current assets on a consolidated basis.

Other losses

Other losses during the year ended December 31, 2017 is primarily related to an adjustment of $2,608 thousand to the carrying amount of property, plant and equipment at hydroelectric plants in Spain that were previously classified as held for sale.  An expense was recorded equivalent to the depreciation that would have been charged if the business had not been classified as held for sale.

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

Sales

Sales increased $165,656 thousand, or 10.5%, from $1,576,037 thousand for the year ended December 31, 2016 to $1,741,693 thousand for the year ended December 31, 2017, primarily due to an increase in average selling prices across all major products (excluding by-products).  The average selling price for silicon metal increased by 3.1% to $2,270/MT in 2017, as compared to $2,201/MT in 2016; the average selling price for silicon-based alloys increased by 14.9% to $1,608/MT in 2017, as compared to $1,400/MT in 2016; and the average selling price for manganese-based alloys increased by 60.7% to $1,327/MT in 2017, as compared to $826/MT in 2016.  The increase in average selling prices reflects an upward pricing trend in the markets for silicon metal and silicon-based alloys.

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

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs decreased $21,148 thousand, or 16.8%, from $125,677 thousand for the year ended December 31, 2016 to $104,529 thousand for the year ended December 31, 2017, primarily due to a decrease in depreciation and amortization relating to fully depreciated and amortized fixed assets at the end of 2016.  Additionally, there was a decrease in write‑downs of trade receivables allowance in 2017 due to lower uncollectable receivable rates associated with improved risk management.

Impairment losses

Impairment losses decreased $237,132 thousand, or 88.5%, from a loss of $268,089 thousand for the year ended December 31, 2016 to a loss of $30,957 thousand for the year ended December 31, 2017. During the year ended December 31, 2017, in connection with our annual goodwill impairment test, the Company recognized an impairment charge of $30,618 thousand related to the partial impairment of goodwill in Canada, resulting from a decline in future estimated sales prices and a decrease in our estimated long-term growth rate which caused the Company to revise its expected future cash flows from its Canadian business operations. During the year ended December 31, 2016, the Company recognized an impairment charge of $193,000 thousand related to the partial impairment of goodwill at the U.S. and Canada, resulting from a sustained decline in sales prices that continued throughout 2016 and which caused the Company to revise its expected future cash flows from Globe’s business operations. The impairment associated with the U.S. cash-generating units was $178,900 thousand and the amount that is associated with Canadian cash-generating units was $14,100 thousand.  Additionally, during the year ended December 31, 2016 the Company recognized an impairment of non-current operational assets located in Venezuela, totaling $58,472 thousand.

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

Other losses

Other losses during the year ended December 31, 2017 is primarily related to an adjustment of $2,608 thousand to the carrying amount of property, plant and equipment at hydroelectric plants in Spain that were previously classified as held for sale.  An expense was recorded equivalent to the depreciation that would have been charged if the business had not been classified as held for sale.

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

Electrometallurgy – North America

	Year ended December 31,
($ thousands)	2017	2016
Sales	541,143	521,192
Cost of sales	(303,096)	(325,254)
Other operating income	2,701	362
Staff costs	(90,802)	(82,032)
Other operating expense	(68,537)	(64,606)
Depreciation and amortization charges, operating allowances and write-downs	(66,789)	(73,530)
Impairment losses	(30,618)	(193,000)
Loss on disposal of non-current assets	(3,718)	—
Operating loss	(19,716)	(216,868)

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

Impairment losses

During the year ended December 31, 2017, the Company recognized an impairment charge of $30,618 thousand related to the partial impairment of goodwill in Canada and during the year ended December 31, 2016, the Company recognized an impairment charge of $193,000 thousand related to the partial impairment of goodwill at the U.S. and Canada. For further explanation of the impairments, refer to the Impairment losses in the Results of Operations section above.

Loss on disposal of non-current assets

A net loss of $3,718 thousand for the year ended December 31, 2017 relates primarily to the disposals certain property plant, and equipment in the U.S. that had a stepped-up fair value at the date of the Business Combination but were subsequently disposed of during scheduled furnace overhauls in 2017.

Electrometallurgy – Europe

	Year ended December 31,
($ thousands)	2017	2016
Sales	1,083,200	949,547
Cost of sales	(690,589)	(672,026)
Other operating income	12,681	25,908
Staff costs	(147,595)	(132,440)
Other operating expense	(107,130)	(118,269)
Depreciation and amortization charges, operating allowances and write-downs	(27,404)	(31,730)
Impairment losses	—	(1,077)
Gain on disposal of non-current assets	301	—
Other losses	(13,604)	(32,655)
Operating profit (loss)	109,860	(12,742)

Sales

Sales increased $133,653 thousand, or 14.1%, from $949,547 thousand for the year ended December 31, 2016 to $1,083,200 thousand for the year ended December 31, 2017, primarily due to a 21.9% increase in average selling prices for all primary products as well as a foreign exchange impact which increased sales by $21,862 thousand.

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

Staff costs

Staff costs increased $15,155 thousand, or 11.4%, from $132,440 thousand for the year ended December 31, 2016 to $147,595 thousand for the year ended December 31, 2017, primarily due to an increase in variable wages and benefits driven by financial performance for employees in France and in Spain. There was an unfavorable foreign exchange impact, which increased Euro-denominated costs by $2,982 thousand.

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

Other losses

Other losses for the years ended 2017 and 2016 relate to losses from the parent’s investment in intercompany subsidiaries in Other segments, for which these subsidiaries had an impairment to their assets. These losses eliminate during consolidation of all segments. Refer to Other losses in the Results of Operations section above for an explanation of the Company’s Other losses on a consolidated basis.

Electrometallurgy – South Africa

	Year ended December 31,
($ thousands)	2017	2016
Sales	122,504	142,160
Cost of sales	(81,744)	(99,124)
Other operating income	2,868	3,422
Staff costs	(23,495)	(23,589)
Other operating expense	(24,462)	(28,834)
Depreciation and amortization charges, operating allowances and write-downs	(5,788)	(4,732)
Impairment losses	—	(8,147)
Net gain due to changes in the value of assets	7,222	1,896
(Loss) gain on disposal of non-current assets	(138)	21
Operating loss	(3,033)	(16,927)

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

Staff costs

Staff costs decreased $94 thousand, or 0.4%, from $23,589 thousand for the year ended December 31, 2016 to $23,495 thousand for the year ended December 31, 2017, due to the staffing adjustments carried out in 2017 in connection with furnaces 1 and 3 of Polokwane plant, which were idle during 2017. This decrease was partially offset by a foreign exchange impact, which increased staff costs by $474 thousand.

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

Impairment losses

Impairment losses during the year ended December 31, 2016, primarily relates to impairment charges comprised of $1,612 thousand of goodwill, $230 thousand of intangibles assets and $7,334 thousand of property, plant and equipment, at the Company’s mining subsidiary, Thaba Chueu Mining (Pty.), Ltd, due to unfavorable market conditions and lower expected cash flows.

Net gain due to changes in the value of assets

Net gain due to the changes in the value of assets primarily relates to the remeasured fair value of the Company’s timber farms in South Africa as of December 31, 2017.

Other segments

	Year ended December 31,
($ thousands)	2017	2016
Sales	60,199	90,337
Cost of sales	(33,616)	(79,912)
Other operating income	15,619	4,713
Staff costs	(39,851)	(58,577)
Other operating expense	(55,955)	(37,964)
Depreciation and amortization charges, operating allowances and write-downs	(4,557)	(12,818)
Impairment losses	(323)	(59,248)
(Loss) gain on disposal of non-current assets	(818)	446
Other losses	(2,625)	(2,514)
Operating loss	(61,927)	(155,537)

Sales

Sales decreased $30,138 thousand, or 33.4%, from $90,337 thousand for the year ended December 31, 2016 to $60,199 for the year ended December 31, 2017, primarily due to the idling of operations at FerroVen, S.A. during 2016, which resulted in a $20,353 thousand decrease in sales during 2017.

Cost of sales

Cost of sales decreased $46,296 thousand, or 57.9%, from $79,912 thousand for the year ended December 31, 2016 to $33,616 thousand for the year ended December 31, 2017, primarily due to the idling of operations at FerroVen, S.A. during 2016, which decreased cost of sales as a result of reduced sales volumes.  The devaluation of Venezuelan local currency resulted in a $28,979 thousands decrease in cost of sales.  A decrease of $8,134 thousand resulted from the Mangshi facility being idled in 2017. Decreases were partially offset by a $2,616 thousand increase at Metales as we operated with an additional furnace and a $2,668 thousand increase at Yonvey as we resumed production of electrodes.

Other operating income

Other operating income increased $10,906 thousand, or 231.4%, from $4,713 thousand for the year ended December 31, 2016 to $15,619 thousand for the year ended December 31, 2017, primarily due to at chargeback of services by Ferroglobe PLC to its subsidiaries.

Staff costs

Staff costs decreased $18,726 thousand, or 32.0%, from $58,577 thousand for the year ended December 31, 2016 to $39,851 thousand for the year ended December 31, 2017, as a result of executive severance payments of approximately $21,000 thousand in 2016.  The decrease was partially offset by an increase in variable wages resulting from an improved financial performance in 2017.

Other operating expense

Other operating expense increased $17,991 thousand, or 47.4%, from $37,964 thousand for the year ended December 31, 2016 to $55,955 for the year ended December 31, 2017, primarily due to the accrual of $12,444 thousand for accrual of contingent liabilities.

Depreciation and amortization charges, operating allowances and write‑downs

Depreciation and amortization charges, operating allowances and write‑downs decreased $8,261 thousand, or 64.4%, from $12,818 thousand for the year ended December 31, 2016 to $4,557 thousand for the year ended December 31, 2017, primarily due to a $4,025 thousand decrease at FerroVen, S.A. as the assets were written off in 2016 and a $2,625 thousand decrease related to the hydro plants.

Impairment losses

During the year ended December 31, 2016 the Company recognized an impairment of non-current operational assets located in Venezuela, totaling $58,472 thousand.

Other losses

Other losses during the year ended December 31, 2017 is primarily related to an adjustment of $2,608 thousand to the carrying amount of property, plant and equipment at hydroelectric plants in Spain that were previously classified as held for sale.  An expense was recorded equivalent to the depreciation that would have been charged if the business had not been classified as held for sale. Other losses during the year ended December 31, 2016 reflects the losses on the parent’s investment in intercompany subsidiaries which eliminate during consolidation of all segments.

Effect of Inflation

Management believes that the impact of inflation was not material to Ferroglobe’s results of operations in the years ended December 31, 2018, 2017 and 2016, although we experienced the impact of Venezuelan inflation in 2018, 2017 and 2016 on FerroVen, S.A.’s production costs in these years, which resulted in a loss of competitiveness.  FerroVen, S.A. was idled in August 2018.

Cyclical Nature of the Industry and Movement in Market Prices, Raw Materials and Input Costs

Our business has historically been subject to fluctuations in the price of our products and market demand for them, caused by general and regional economic cycles, raw material and energy price fluctuations, competition and other factors. The timing, magnitude and duration of these cycles and the resulting price fluctuations are difficult to predict. For example, we experienced a weakened economic environment in national and international metals markets, including a sharp decrease in silicon metal prices in all major markets from late 2014 to late 2017. During the second half of 2018 we experienced a fast and unexpected decline in all of our product prices which adversely affected our results. Any decline in the global silicon metal, manganese- and silicon-based alloys industries could have a material adverse effect on our business, results of operations and financial condition.

B.    Liquidity and Capital Resources

Sources of Liquidity

Ferroglobe’s primary sources of long-term liquidity are its Senior Notes with a $350,000 thousand aggregate principal at an interest rate of 9.375%, due on March 1, 2022, and a multicurrency Revolving Credit Facility with an aggregate principal amount of $200,000 thousand maturing on February 27, 2021 ($133,314 thousand drawn down as of December 31, 2018). The Revolving Credit Facility was amended on February 22, 2019 to reduce the principal amount from $250,000 thousand to $200,000 thousand. The amendment also suspended the existing covenant to maintain a maximum total net leverage ratio during an interim period beginning with the first quarter of 2019 and continuing through the first quarter of 2020 and provides a new covenant to maintain a maximum secured net leverage ratio and a new covenant to maintain a minimum cash liquidity level. The new covenants are in effect only during the interim period, after which the existing covenant to maintain a maximum total net leverage ratio will be reinstated. Ferroglobe also focuses on optimizing its working capital, which includes a securitization program whereby up to $300,000 thousand of trade receivables can be sold. The securitization program provided $227,360 thousand of upfront cash consideration at December 31, 2018.

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

For the year ended December 31, 2018, operating activities generated $73,777 thousand in cash, compared to $150,375 thousand in 2017 and $129,169 thousand in 2016. Investing activities used a total of $85,875 thousand of cash in 2018, compared to $74,818 thousand in 2017 and $84,281 thousand in 2016. Financing activities resulted in a total inflow of $53,303 thousand in cash in 2018, compared to an outflow of $113,397 thousand in 2017 and an inflow of $49,917 thousand in 2016. See “Cash Flow Analysis” below for additional information.

As of December 31, 2018 and 2017, Ferroglobe had cash and cash equivalents of $216,647 thousand and $184,472 thousand, respectively. Cash and cash equivalents are primarily held in U.S. Dollars and Euro.

As of December 31, 2018, Ferroglobe’s total gross financial debt was $645,389 thousand as compared to $571,337 thousand as of December 31, 2017.  As of December 31, 2018, gross financial debt was comprised of debt instruments of $352,595 thousand ($350,270 in 2017), bank borrowings of $141,012 thousand ($1,003 in 2017), $66,471 thousand of finance leases ($82,633 thousand in 2017), and other financial liabilities of $85,312 thousand ($137,431 thousand in 2017).

Working Capital Position

Taking into account generally expected market conditions, Ferroglobe anticipates that cash flow generated from operations will be sufficient to fund its operations, including its working capital requirements, and to make the required principal and interest payments on its indebtedness during the next 12 months.

As of December 31, 2018, Ferroglobe’s working capital position (defined as inventories and trade and other receivables less trade and other payables) was $356,143 thousand.

Capital Expenditures

Ferroglobe incurs capital expenditures in connection with expansion and productivity improvements, production plants maintenance and research and development projects. Capital expenditures are funded through cash generated from operations and financing activities. Ferroglobe’s capital expenditures for the years ended December 31, 2018, 2017 and 2016 were $106,136 thousand, $74,616 thousand and $71,119 thousand, respectively. Principal capital expenditures during these periods were primarily for maintenance and improvement works at Ferroglobe’s plants and mines. We expect our capital expenditures for 2019 to equal approximately $50,000 thousand. We believe we have the ability to reduce our capital expenditures by, as needed, idling individual electrometallurgy facilities. During 2018, capital expenditures of $32,740 thousand were incurred in connection with our solar grade silicon joint venture as part of an initial phase on top of capital expenditures of €21 million incurred in prior years. As a result of suspending this capital project due to current market conditions no capital expenditures are anticipated in 2019 other than those already committed. If the project continues to subsequent phases, as a result of improved market conditions then we may commit to further phases. Capital expenditures in connection with our solar grade silicon joint venture are financed in part by a loan obtained from the Spanish Ministry of Industry and Energy. See “Item 4.B.—Information on the Company—Business Overview—Research and Development (R&D)—Solar grade silicon” and “Item 7.B.—Major Shareholders and Related Party Transactions—Related Party Transactions.” See also “—Tabular Disclosure of Contractual Obligations” for disclosure regarding future committed capital expenditures.

Cash Flow Analysis — Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

The following table summarizes Ferroglobe’s primary sources (uses) of cash for the years ended December 31, 2018 and 2017:

	Year ended December 31,
($ thousands)	2018	2017
Cash and cash equivalents at beginning of period	184,472	196,982
Cash flows from operating activities	73,777	150,375
Cash flows from investing activities	(85,875)	(74,818)
Cash flows from financing activities	53,303	(113,397)
Exchange differences on cash and cash equivalents in foreign currencies	(9,030)	25,330
Cash and cash equivalents at end of period	216,647	184,472
Cash and cash equivalents at end of period from statement of financial position	216,647	184,472

Ferroglobe paid dividends of $20,642 thousand during the year ended December 31, 2018 and paid nil for the year ended December 31, 2017.

Cash flows from operating activities

Cash flows from operating activities decreased $76,598 thousand, from $150,375 thousand for the year ended December 31, 2017, to $73,777 thousand for the year ended December 31, 2018. Despite weaker performance in the second half of the year, 2018 was a strong year for the Company. Operating profits increased significantly, driven by an increase in sales volumes, improved pricing for silicon metal and silicon-based alloys and a significant contribution from the energy business. Nevertheless, cash flows from operating activities fell by almost half, primarily attributable to the increase in working capital necessary to sustain the newly acquired manganese alloy businesses in France and Norway. Additionally, 2017 operating cash flows benefited from the replacement of the Company’s European invoice factoring facility with a much larger accounts receivable securitization program that also included the United States and Canada.

Income taxes paid increased $9,644 thousand, reflecting payments on account for a more profitable year, while interest increased $3,888 thousand, mainly due to a full year of interest on the Senior Notes.

Cash flows from investing activities

Cash flows from investing activities decreased $11,057 thousand from an outflow of $74,818 thousand for the year ended December 31, 2017 to an outflow of $85,875 thousand for the year ended December 31, 2018. Capital expenditures increased during the year ended December 31, 2018 to $106,136 thousand from $74,616 thousand during the year ended December 31, 2017, which included increased spend on the solar grade silicon pilot plant in Puertollano, Spain. In 2018, the Company invested $20,379 thousand to acquire 100% of the share capital of Glencore’s manganese alloy businesses in France and Norway. These outflows were partially offset by proceeds from the disposal of certain non-core assets, including $20,533 thousand from the sale of subsidiary Hidro Nitro Española, S.A. (hydroelectric plants in Aragon, Spain) and $12,734 thousand from the sale of timber farm plantations in South Africa and $6,861 thousand from other asset sales.

Cash flows from financing activities

Cash flows from financing activities increased $166,700 thousand, from an outflow of $113,397 thousand for the year ended December 31, 2017 to an inflow of $53,303 thousand for the year ended December 31, 2018. In 2018, the Company increased bank borrowings, with $135,919 thousand of principal drawn under the Revolving Credit Facility at December 31, 2018 and $6,102 thousand received from the short-term factoring of certain non-trade receivables. These inflows were partially offset by the repayment of loans from Spanish government agencies of $33,096 thousand, $20,100 thousand paid out under the share repurchase program and the payment of $20,642 thousand in dividends to shareholders.

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

Cash flows from operating activities

Cash flows from operating activities decreased $75,418 thousand, from $150,375 thousand for the year ended December 31, 2016, to $74,957 thousand for the year ended December 31, 2017. The increase was due to an increase in trade receivables of $26,636 thousand, primarily related to our accounts receivable securitization program established in 2017, an increase in accounts payable of $54,320 thousand, offset by an increase in inventories of $102,091 thousand.

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

Cash flows from investing activities

Cash flows from investing activities decreased $13,089 thousand from an outflow of $74,818 thousand for the year ended December 31, 2016 to an outflow of $87,907 thousand for the year ended December 31, 2017, primarily due to $9,807 thousand of payments associated with investments in other non-current financial assets primarily related to contributions to Blue Power, a party to the Company’s Solar joint venture with Aurinka in 2016 (compared to investments in other non-current financial assets of $343 thousand in 2017).  Capital expenditures for the year ended December 31, 2017 were $74,616 thousand compared to $71,119 thousand in 2016.

Cash flows from financing activities

Cash flows from financing activities increased $41,861 thousand from an outflow of $113,397 thousand for the year ended December 31, 2016 to an outflow of $71,536 thousand for the year ended December 31, 2017. This was primarily driven by the issuance of Senior Notes with a $350,000 thousand principal, for which the proceeds were used primarily to repay existing indebtedness, including borrowings to finance investments and certain credit facilities and other loans.  This was partly offset by a $54,988 thousand dividend payment to shareholders in 2016 (nil in 2017).

Capital resources

Ferroglobe’s core objective is to maintain a balanced and sustainable capital structure through the economic cycles of the industries in which it has a presence, while keeping the cost of capital at competitive levels so as to fund Ferroglobe’s growth. In addition to cash flows from continuing operations, the Company’s main sources of capital resources are its Senior Notes with an aggregate principal value of $350,000 thousand and a multicurrency Revolving Credit Facility with an aggregate principal amount of $200,000 thousand maturing on February 27, 2021.

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

C.    Research and Development, Patents and Licenses, etc.

For additional information see “Item 4.B.—Information on the Company—Business Overview—Research and Development (R&D)”.

D.    Trend Information

We discuss in Item 5.A. above and elsewhere in this annual report, trends, uncertainties, demands, commitments or events for the year ended December 31, 2018 that we believe are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources or to cause the disclosed financial information not to be necessarily indicative of future operating results or financial conditions.

E.    Off-Balance Sheet Arrangements

We do not have any outstanding off-balance sheet arrangements.

F.    Tabular Disclosure of Contractual Obligations

The following table sets forth Ferroglobe’s contractual obligations and commercial commitments with definitive payment terms that will require significant cash outlays in the future, as of December 31, 2018.

		Payments Due by Period
		Less than			More than
($ thousands)	Total	1 year	1 - 3 years	3 - 5 years	5 years
Long-term debt obligations	464,844	32,813	65,625	366,406	—
Capital expenditures	26,935	26,935	—	—	—
Finance leases	66,471	12,999	28,092	25,380	—
Power purchase commitments(1)	363,872	152,436	117,720	93,716	—
Purchase obligations(2)	82,952	82,952	—	—	—
Operating lease obligations	31,264	9,684	13,421	7,427	732
Total	1,036,338	317,819	224,858	492,929	732

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

The table above also excludes certain other obligations reflected in our consolidated balance sheet, including estimated funding for pension obligations, for which the timing of payments may vary based on changes in the fair value of pension plan assets and actuarial assumptions. We expect to contribute approximately $1,037 thousand to our pension plans for the year ended December 31, 2019.

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

Name	Age	Position	Date of appointment
Javier López Madrid	54	Director and Executive Chairman	February 5, 2015
Pedro Larrea Paguaga	55	Director and Chief Executive Officer	June 28, 2017
Phillip Murnane	40	Chief Financial Officer and Principal Accounting Officer	July 9, 2018
José María Alapont	68	Director	January 24, 2018
Donald G. Barger, Jr.	76	Director	December 23, 2015
Bruce L. Crockett	75	Director	December 23, 2015
Stuart E. Eizenstat	76	Director	December 23, 2015
Manuel Garrido y Ruano	53	Director	May 30, 2017
Greger Hamilton	52	Director	December 23, 2015
Javier Monzón	63	Director	December 23, 2015
Pierre Vareille	61	Director	October 26, 2017
Juan Villar‑Mir de Fuentes	57	Director	December 23, 2015

Other than employment agreements between Ferroglobe and each of Javier López Madrid, Pedro Larrea Paguaga and Phillip Murnane, there are no service contracts between the officers and directors listed in the table above, on the one hand, and us or any of our subsidiaries on the other, providing for benefits upon termination of employment.

There are no family relationships between our executive officers and directors, except that Javier López Madrid is married to the sister of Juan Villar-Mir de Fuentes.

Set forth below is a brief biography of each of our executive officers and directors.

Javier López Madrid

Javier López Madrid has been Executive Chairman of the Company since December 31, 2016 and Chairman of our Nominations Committee since January 1, 2018. He was first appointed to the Board on February 5, 2015 and was the Company’s Executive Vice-Chairman from December 23, 2015 until December 31, 2016.

He has been Chief Executive Officer of Grupo VM since 2008, is a member of the World Economic Forum, Group of Fifty and a member of the Board of several non profit organizations. He is the founder and largest shareholder of Financiera Siacapital and founded Tressis, Spain’s largest independent private bank.

Mr. López Madrid holds a Master in Law and Business from ICADE University.

Pedro Larrea Paguaga

Pedro Larrea Paguaga has been Chief Executive Officer of the Company since December 23, 2015 and a member of our Board of Directors since June 28, 2017.

Mr. Larrea was Chairman of FerroAtlántica from 2012 to 2015, and Chief Executive Officer of FerroAtlántica from 2011 to 2015. From 1996 to 2009, he held various executive roles at Endesa, the biggest power company in Spain and Latin America, including as Chairman and CEO of Endesa Latinoamérica. He was a Board director of Enersis from 2007 to 2009 and of Endesa Chile from 1999 to 2002 and from 2006 to 2007, both being Chilean companies listed on the NYSE.

In 2010 and 2011, he held management consulting roles with PwC, where he led the energy sector practice in Spain, and from 1989 to 1995 he worked for McKinsey & Company in Spain, Latin America and the United States.

Mr. Larrea holds a Mining Engineering degree (MSc equivalent) from Universidad Politécnica de Madrid, from where he graduated with honors and an MBA from INSEAD, where he was awarded the Henry Ford II award for academic excellence.

Phillip Murnane

Phillip Murnane was appointed as Chief Financial and Principal Accounting Officer on July 9, 2018.  Prior to joining Ferroglobe, he worked at Noble Group from 2012 to 2018, as Chief Operating Officer for the Americas and EMEA and Chief Operating Officer of Global Energy from 2016 to 2018, Chief of Staff from 2014 to 2016 and Global Head of Financial Planning, Reporting and Analysis from 2012 to 2014. He served with Glencore from 2010 to 2012 in a progression of roles including Finance Director and Asset Manager – Zinc and Copper.  Prior to that, he served in various roles at both Centrica and Deloitte.

Mr. Murnane holds a Bachelor of Commerce and a Bachelor of Economics from Australian National University and is a Member of the Institute of Chartered Accountants of Australia.

José María Alapont

José María Alapont was appointed to our Board of Directors as a Non-Executive Director on January 24, 2018 and to our Audit Committee and Compensation Committee on May 16, 2018. Mr. Alapont was appointed on January 16, 2019 as our Senior Independent Director and Chairman of our Corporate Governance Committee.

Mr. Alapont holds a number of other Board appointments.  Since 2017, he has been a member of the Board of Directors of Ashok Leyland and also a member of its Investment and Technology Committee and since 2018, he has been a member of its Nomination and Remuneration Committee.  Mr Alapont has also been a Board Director of the Navistar Inc. and a member of its Finance Committee since 2016 and Chair of its Nomination and Governance Committee since 2018. He has been a member of the Board of Directors of Hinduja Investments and Project Services Ltd since 2016 and of Hinduja Automotive Ltd since 2014.

Mr. Alapont was formerly President and Chief Executive Officer of Federal-Mogul Corporation, the automotive powertrain and safety components supplier, from March 2005 to 2012, Chairman of its Board from 2005 to 2007 and Board director from 2005 to 2013. Prior to that, he was Chief Executive and a Board Director of Fiat Iveco, S.p.A., a leading global manufacturer of commercial trucks, buses, defense and other specialized vehicles from 2003 to 2005. Prior to 2003, he held Executive, Vice President and President positions for more than 30 years at other leading global vehicle manufacturers and suppliers, such as Ford Motor Company, Delphi Corporation and Valeo S.A. His non-executive experience also includes being member of the Board of Directors of the Manitowoc Company Inc. from 2016 to 2018 and a Board Director of Mentor Graphics Corp. from 2011 to 2012. He was a member of the Davos World Economic Forum from 2000 to 2011.

Mr. Alapont holds an Industrial Engineering degree from the Technical School of Valencia and a Philology degree from the University of Valencia in Spain.

Donald G. Barger Jr.

Donald G. Barger, Jr, was appointed to our Board of Directors as a Non-Executive Director on December 23, 2015. He has served as the Chairman of our Compensation Committee and a member of our Nominations Committee since January 1, 2018. From December 23, 2015 to December 31, 2017, he was the Chair of our Nominating and Corporate Governance Committee and a member of our Compensation Committee.

Mr Barger was a member of the Board of Directors of Globe from December 2008 until the closing of the Business Combination and Chairman of Globe’s Audit Committee and Compensation Committee. He had a successful 36‑year business career in manufacturing and services companies, including as Vice President and Chief Financial Officer of YRC Worldwide Inc. (formerly Yellow Roadway Corporation) from 2000 to 2007 and as advisor to the CEO from 2007 until his retirement in 2008. He was Vice President and Chief Financial Officer of Hillenbrand Industries, a provider of services and products for the health care and funeral services industries, from 1998 to 2000. He was Vice President of Finance and Chief Financial Officer of Worthington Industries, Inc., a diversified steel processor, from 1993 to 1998 and a member of the Board of Directors of Gardner Denver, Inc. and a member on its Audit Committee for his entire 19‑year tenure until the company’s sale in July 2013, serving as chair of the Audit Committee for 17 of those years. He served on the Board of Directors of Quanex Building Products Corporation for sixteen years, retiring in February 2012. He served on its Audit Committee for 14 years and was its Chair for most of that time.

Mr. Barger has a Bachelor of Science degree from the U.S. Naval Academy and an MBA from the University of Pennsylvania.

Bruce L. Crockett

Bruce L. Crockett was appointed to our Board of Directors as a Non-Executive Director on December 23, 2015. He has been a member of our Audit Committee from that date and has served on our Compensation Committee since January 1, 2018.

Mr. Crockett holds a number of other Board and governance roles. He has been Chairman of the Invesco Mutual Funds Group Board of Directors and a member of its Audit, Investment and Governance Committees, serving on the board since 1991, as Chair since 2003 and on the Board of predecessor companies from 1978. Since 2013, he has been a member of the Board of Directors and, since 2014, Chair of the Audit Committee of ALPS Property & Casualty Insurance Company.  He has been Chairman of, and a private investor in, Crockett Technologies Associates since 1996. He is a life trustee of the University of Rochester.

Mr. Crockett was a member of the Board of Directors of Globe from April 2014 until the closing of the Business Combination, as well as a member of Globe’s Audit Committee. He was formerly President and Chief Executive Officer of COMSAT Corporation from 1992 until 1996 and its President and Chief Operating Officer from 1991 to 1992, holding a number of other operational and financial positions at COMSAT from 1980, including that of Vice President and Chief Financial Officer. He was a member of the Board of Directors of Ace Limited from 1995 until 2012 and of Captaris, Inc. from 2001 until its acquisition in 2008 and its Chairman from 2003 to 2008.

Mr. Crockett holds an A.B. degree from the University of Rochester, B.S. degree from the University of Maryland, an MBA from Columbia University and an Honorary Doctor of Law degree from the University of Maryland.

Stuart E. Eizenstat

Stuart E. Eizenstat was appotined to our Board of Directors as a Non-Executive Director on December 23, 2015. He has been a member of the Company’s Corporate Governance Committee since January 1, 2018 and was appointed to our Nominations Committee on May 16, 2018.

Mr. Eizenstat has been a Senior Counsel at Covington & Burling LLP in Washington, D.C. and Head of its international practice since 2001. He has served as a member of the Advisory Boards of GML Ltd. since 2003 and of the Office of Cherifien de Phosphates since 2010. He was a trustee of BlackRock Funds from 2001 until 2018.

Mr. Eizenstat was a member of Board of Directors of Globe from 2008 until the closing of the Business Combination and Chair of its Nominating Committee.  He was a member of the Board of Directors of Alcatel‑Lucent from 2008 to 2016 and of United Parcel Service from 2005 to 2015. He has had an illustrious political and advisory career, including serving as Special Adviser to Secretary of State Kerry on Holocaust‑Era Issues from 2009 to 2017 and Special Representative of the President and Secretary of State on Holocaust Issues during the Clinton administration from 1993 to 2001. He was Deputy Secretary of the United States Department of the Treasury from July 1999 to January 2001, Under Secretary of

State for Economic, Business and Agricultural Affairs from 1997 to 1999, Under Secretary of Commerce for International Trade from 1996 to 1997, U.S. Ambassador to the European Union from 1993 to 1996 and Chief Domestic Policy Advisor in the White House to President Carter from 1977 to 1981. He is the author of “Imperfect Justice: Looted Assets, Slave Labor, and the Unfinished Business of World War II”; “The Future of the Jews: How Global Forces are Impacting the Jewish People, Israel, and its Relationship with the United States” and “President Carter: The White House Years”.

Mr. Eizenstat holds a B.A. in Political Science, cum laude and Phi Beta Kappa, from the University of North Carolina at Chapel Hill, a J.D. from Harvard Law School and nine honorary doctorate degrees and awards from the United States, French, German, Austrian, Belgian and Israeli governments.

Manuel Garrido y Ruano

Manuel Garrido y Ruano was appointed to our Board of Directors as a Non-Executive Director on May 30, 2017. He was a member of our Nominating and Corporate Governance Committee from May 30, 2017 until December 31, 2017, when he was appointed to our Corporate Governance Committee.

Mr. Garrido y Ruano has been Chief Financial Officer of Grupo Villar Mir since 2003 and a member of the Board or on the steering committee of a number of its subsidiaries in the energy, financial, construction and real estate sectors. He is Professor of Communication and Leadership of the Graduate Management Program at CUNEF in Spain. Mr. Garrido y Ruano was a member of the steering committee of FerroAtlántica until 2015, having previously served as its Chief Financial Officer from 1996 to 2003. He worked with McKinsey & Company from 1991 to 1996, specializing in restructuring, business development and turnaround and cost efficiency projects globally.

Mr. Garrido y Ruano holds a Masters in Civil Engineering with honors from the Universidad Politecnica de Madrid and an MBA from INSEAD.

Greger Hamilton

Greger Hamilton was appointed to our Board of Directors as a Non-Executive Director on December 23, 2015. He was a member of our Compensation Committee from that date until December 31, 2017. He has been Chairman of our Audit Committee since December 23, 2015 and a member of our Corporate Governance Committee since January 1, 2018.

Mr. Hamilton has been Managing Partner of Ovington Financial Partners Ltd since 2009. He is cofounder of the BrainHealth Club and has been a member of its Board of Directors since 2016. From 2009 to 2014, Mr. Hamilton was a partner at European Resolution Capital Partners, where he assisted in the restructuring of international banks in 16 countries, and managing director at Goldman Sachs International from 1997 to 2008. He began his career at McKinsey and Company, where he worked from 1990 to 1997.

Mr. Hamilton holds a B.A. in Business Economics and International Commerce from Brown University.

Javier Monzón

Javier Monzón was appointed to our Board of Directors as a Non-Executive on December 23, 2015. He served as the Chairman of our Compensation Committee and a member of our Audit Committee from December 23, 2015 to December 31, 2017. He was Senior Independent Director and Chairman of our Corporate Governance Committee from January 1, 2018 to January 16, 2019 and has been a member of the Nominations Committee since January 1, 2018.

Mr. Monzón has served as a member of the Board of Directors of Promotora de Informaciones SA (PRISA) since November 2017 and as its Non-Executive Chairman since January 1, 2019. He is also Chairman of its Delegate Commission and of its Appointments, Remuneration and Corporate Governance Committees. He has been a member of the Board of Santander Espana since June 2015 and, in June 2018, he was appointed as Non-Executive Chairman of Open Bank S.A., a subsidiary of Banco Santander. He has been a Board director of 4IQ since April 2017 and a member of the

Board and of the Compensation Committee of Sopra Steria Group since June 2018. He was a member of the Supervisory Board of Lagardere from 2008 to 2017 and of ACS Servicios y Concesiones from 2004 until January 2019.

In the course of his executive career, Mr. Monzón was Chairman and CEO of Indra Sistemas, S.A. from 1992 until 2015. He was a partner at Arthur Andersen between 1989 and 1990. He served as Chief Financial Officer of Telefonica S.A. from 1984 to 1987 and Executive Vice President and Chairman of Telefonica International, S.A. from 1987 to 1989. He began his career at Cajamadrid, where he was a Corporate Banking Director. Mr. Monzón’s not-for-profit activities include serving as Chairman of the executive committee of Fundación CYD (Knowledge and Development Foundation) since 2003, member of the Board of Endeavor Spain, and of the international advisory council of Brookings, both from 2014, and Vice-Chairman of the American Chamber of Commerce in Spain in the period from March 2010 to January 2015. He was also Vice-Chairman of the Board of Carlos III University until 2017.

Mr Monzón holds a degree in Economics from Universidad Complutense de Madrid.

Pierre Vareille

Pierre Vareille was appointed to our Board of Directors as a Non-Executive Director on October 26, 2017 and was appointed as a member of our Audit Committee and Compensation Committee with effect from January 1, 2018.

Mr. Vareille has also been a member of the Board of Directors and member of the Audit Committee of Societe BIC SA since 2009 and was appointed as Chairman in May 2018. He has served as a member of the Board of Directors and the Remuneration and Selection Committee of Etex SA since 2017, a member of the Board of Directors and Audit Committee of Verallia SA since 2015 and a member of the Board of Directors and Remuneration Committee of Outokumpu Oyj since 2018.  He is a founder of and, since 2014, has been Co-Chairman of the Vareille Foundation.

Mr. Vareille was Chief Executive Officer of Constellium NV from 2012 to 2016, Chairman and Chief Executive Officer of FCI SA from 2008 to 2012 and Group Chief Executive of Wagon PLC from 2004 to 2007. He has extensive experience in the metals and manufacturing sectors and in the management of global private and public industrial companies.

Mr. Vareille is a graduate of the Ecole Centrale de Paris, the leading French engineering school, and holds a degree in Economics and Finance from the Sorbonne University, Paris, France.

Juan Villar‑Mir de Fuentes

Juan Villar-Mir de Fuentes was appointed to our Board of Directors as a Non-Executive Director on December 23, 2015.

Mr. Villar-Mir de Fuentes has been Vice Chairman of Inmobiliaria Espacio, S.A since 1996 and Vice Chairman of Grupo Villar Mir, S.A.U. since 1999. He has been a member of the Board of Directors of Obrascon Huarte Lain, S.A. since 1996, a member of the Audit Committee and, later, its Compensation Committee and its Chairman since 2016. He was a Board director and member of the Compensation Committee of Inmobiliaria Colonial, S.A from June 2014 to May 2017. He also was a member of the Board of Directors and of the Compensation Committee of Abertis Infraestructuras, S.A. between 2013 and 2016.

Mr. Villar-Mir de Fuentes is Patron and member of the Patronage Council of Fundación Nantik Lum and Fundación Princesa de Gerona

Mr. Villar-Mir holds a Bachelor’s Degree in Business Administration and Economics and Business Management.

B.    Compensation

Compensation of executive officers and directors

The table below sets out the remuneration earned by our directors during the year ended December 31, 2018:

					Long - Term
($ thousands)	Salary & Fees	Benefits	Pension	Annual Bonus	Incentives	Total
Executive Directors
Javier López Madrid	740,870	329,327	148,174	212,766	1,864,930	3,296,067
Pedro Larrea Paguaga	634,078	297,762	126,815	182,094	1,387,924	2,628,673
Non-Executive Directors
José María Alapont(1)	128,710	4,005	—	—	—	132,715
Donald G. Barger, Jr.	140,832	18,689	—	—	—	159,521
Bruce L. Crockett	137,495	28,033	—	—	—	165,528
Stuart E. Eizenstat	111,464	14,016	—	—	—	125,480
Manuel Garrido y Ruano	109,462	12,014	—	—	—	121,476
Greger Hamilton	156,183	—	—	—	—	156,183
Javier Monzón	186,515	14,016	—	—	—	200,531
Pierre Vareille	137,495	12,014	—	—	—	149,509
Juan Villar-Mir de Fuentes	93,443	8,009	—	—	—	101,452

1 Mr. Alapont was appointed to the Board on January 24, 2018.

Javier López Madrid holds 68,541 options granted on November 24, 2016 and 154,703 options granted on June 1, 2017 (at target performance in each case). Pedro Larrea Paguaga holds 51,010 options granted on November 24, 2016 and 115,134 options granted on June 1, 2017 (at target performance in each case). Maximum opportunity for each award is 200% of target.  On March 21, 2018, Javier López Madrid was granted 113,121 options and Pedro Larrea Paguaga was granted 84,187 options (at target performance in each case). The value reflected in the table above is for the number of shares vesting at target (100% of grant) at the fair value at the date of grant of $22.56, as disclosed in Note 21 to the financial statements for the March 21, 2018 grant. All of these options were granted under the rules of the Company’s Equity Incentive Plan 2016, are over ordinary shares in the capital of the Company and have a strike price of nil. The options vest and become exercisable three years from the date of grant, to the extent that performance conditions are satisfied, and subject to continued service with the Company, remain exercisable until the tenth anniversary of their grant date.

On June 14, 2018, Javier López Madrid was granted 22,829 options and Pedro Larrea Paguaga was granted 19,538 options under the Company’s Deferred Share Bonus Plan. These options were granted under the rules of the Company’s Equity Incentive Plan 2016 and in accordance with the terms of the Company’s Annual Bonus Plan, under which any amount of annual bonus in excess of the target amount is deferred into shares. These options are over ordinary shares in the capital of the Company and have a strike price of nil. The options vest and become exercisable three years from the date of grant and have no performance conditions attached to them. The value of these options (at face value at the date of grant) is included in the ‘Annual Bonus’ value in the table above.

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

•

for 2016, reflecting the special nature of the challenges following the Business Combination, the Compensation Committee rebalanced the size of annual bonus and long-term incentive awards to give greater focus to the shorter term priorities of integrating the business. This was a one off arrangement and in 2017 and 2018, the longer-term opportunity was greater than the short term;

•	the Company has share ownership guidelines in place under which it recommends that executive directors hold a number of shares in the Company equivalent to 200% of base salary; and
•

when determining the remuneration package for a new executive director, the Compensation Committee expects to apply the Policy set out above but may, in some circumstances, need to take account of other relevant factors, such as that individual’s existing employment and their personal circumstances.

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

•

Currently, non‑executive directors receive a base fee of £70 thousand per annum, with supplemental fees being payable if that non‑executive director is also the senior independent director (£35,000 per annum), a member of the Audit Committee (£17,500 per annum), a member of the Compensation Committee (£15,500 per annum), a member of the Corporate Governance Committee (£12,000 per annum) or a Committee Chairman (two times membership fee). Non‑executive directors receive a travel fee of either £3,500 (for intercontinental travel) or £1,500 (for continental travel) per meeting.  Members of the Nominations Committee receive a fee of £1,500 for each meeting, with a maximum set at £10 thousand per annum. Where the Chair of the Nominations Committee is also an executive director he or she is paid no fee for their chairmanship. Non‑executive director fee levels are reviewed periodically, with reference to time commitment, knowledge, experience and responsibilities of the role as well as market levels in comparable companies both in terms of size and sector. No maximum fee level or prescribed annual increase is set under the Policy;

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

C.    Board Practices

Board composition and election of Directors

As of the date of this annual report, our Board of Directors consists of eleven directors, of whom two are executive directors and nine are non-executive directors. The maximum and minimum number of directors is eleven and two respectively. Subject to the approval of the Nominations Committee, the Chief Executive Officer is nominated as a director by the Board of Directors. Of the directors, three are Grupo VM nominees, namely Javier López Madrid, Manuel Garrido y Ruano and Juan Villar Mir.  The remaining non-executive directors are independent.

All directors will stand for re-election at the Company’s annual general meeting on June 26, 2019. Any director not so elected or re-elected will stand down. Prior to December 31, 2019, the Board may not remove the Executive Chairman from office as a director without cause and no new executive directors may be appointed without the approval of a majority of Grupo VM nominees and a majority of independent directors.

Director independence

Under the Articles of Association, as in effect since October 26, 2017, a director is considered independent if he or she is “independent” as defined in the NASDAQ rules and, while Grupo VM and its Affiliates own 10% or more of the Company’s shares, is independent from Grupo VM and its Affiliates.  The Board reviewed the independence of its then directors in December 2015 and concluded that each of Messrs. Barger, Crockett, Eizenstat, Hamilton and Monzón met the independence requirements of the NASDAQ rules.  Messrs. López Madrid, Garrido y Ruano and Villar Mir are GVM Nominees and are not considered to be independent. The independence of Messrs. Vareille and Alapont was confirmed by the Nominations Committee prior to their recommendation to the Board for appointment.

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

Prior to December 31, 2019 the Board may not remove the Executive Chairman from office as a director without cause and no new executive directors may be appointed without the approval of a majority of GVM Nominees and a majority of independent directors.

Committees of the Board of Directors

During the year ended December 31, 2018, our Board of Directors had four standing committees: an Audit Committee, a Compensation Committee, a Corporate Governance Committee and a Nominations Committee.

Audit Committee

During the year ended December 31, 2018, our Audit Committee consisted of four directors: Messrs.  Alapont, Crockett, Hamilton (as Chair) and Vareille.  Mr. Hamilton serves as its Chairman and meets the requirements as an “audit committee financial expert” under the rules of the SEC and qualifies as a financially sophisticated audit committee member as required by the NASDAQ rules relating to audit committees. Our Board has determined that each of these directors satisfies the enhanced independence requirements for audit committee members required by Rule 10A‑3 under the U.S. Exchange Act, and is financially literate as that phrase is used in the additional audit committee requirements of the NASDAQ rules.

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

Compensation Committee

During the year ended December 31, 2018 our Compensation Committee consisted of four directors: Messrs. Barger, Crockett, Alapont and Vareille.  Mr. Barger serves as its Chairman. Our Board has determined that each of these directors meets the heightened independence requirements of compensation committee members under SEC rules.

Our Compensation Committee has responsibility to: (1) evaluate and recommend to the Board for approval the compensation of our directors, executive officers and key employees; (2) oversee directly or indirectly all compensation programs involving the use of our stock; (3) produce a report annually on executive compensation for inclusion in our proxy statement for our annual meeting of shareholders; (4) produce a report annually in compliance with remuneration reporting requirements (i.e., a directors’ remuneration report), in each case in accordance with applicable rules and regulations; and (5) produce, review on an ongoing basis and update as needed, a directors’ remuneration policy. The Compensation Committee meets with such frequency, and at such times, and places and whether in person or electronically/telephonically as it determines is necessary to carry out its duties and responsibilities, but shall meet at least four times annually.

Nominations Committee

From January 1, 2018 to May 15, 2018 our Nominations Committee consisted of three directors: Messrs. López Madrid (as Chair), Barger and Monzón. On May 16, 2018, Mr. Eizenstat was appointed to the Nominations Committee and, since that date, our Nominations Committee has consisted of four directors: Messrs. López Madrid (as Chair), Barger, Eizenstat and Monzón.

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

Corporate Governance Committee

During the year ended December 31, 2018, our Corporate Governance Committee consisted of four directors: Messrs. Stuart Eizenstat, Manuel Garrido y Ruano, Greger Hamilton and Javier Monzón (as Chair). On January 16, 2019, Javier Monzón stepped down from the Committee and its chairmanship and Mr Alapont was appointed in his place. Since that date, our Corporate Governance Committee has consisted of four directors: Messrs. Alapont (as Chair), Eizenstat, Garrido y Ruano and Hamilton.

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

Senior Independent Director

In October 2017, the Board established the role of Senior Independent Director, to provide a sounding board for the Chairman and to serve as intermediary for the other directors where necessary. Mr. Monzón served as Senior Independent Director from October 26, 2017 to January 16, 2019, when he stepped down from the role and Mr. Alapont was appointed in his place. Mr. Alapont remains our Senior Independent Director since January 16, 2019.

Corporate governance policy

In October 2017, the Board adopted a corporate governance policy (“the Corporate Governance Policy”) under which, while Grupo VM has the right under the shareholders agreement in place between it and the Company to require that at least three members of the Board shall be persons proposed by it to the Nominations Committee, there shall be at least five directors on the Board who are independent within the meaning of the Company’s Articles of Association. Under this policy the number of independent directors reduces as Grupo VM’s rights to propose persons for nomination to the Board also reduce, it being the Board’s policy that at all times, there is a majority of directors on the Board who are independent as so defined.  The Corporate Governance Policy was reviewed by the Board and renewed for a period of up to eighteen months from February 2019.

Board policy

In 2015, we adopted a Board policy which provides certain practical principles relating to (i) the functioning of the Board; and (ii) the principles under which we will undertake our core management and overall supervision tasks from our London headquarters (the “Board Policy”).  As set out in the Board Policy, we provide management and other services (including, but not limited to, administration, financial, commercial and technical services) to Globe, FerroAtlántica and any other subsidiaries from time to time.

D.    Employees

As of December 31, 2018, 2017 and 2016, on a consolidated basis, the number of employees was 4,368,  4,049 and 4,018, respectively, excluding temporary employees. We believe our relations with our employees are good and we have not experienced any significant labor disputes or work stoppages.

The following tables show the number of our full-time employees as of December 31, 2018, 2017 and 2016 on a consolidated basis broken down based on business segment and geographical location:

	2018	2017	2016
North America	1,079	1,121	963
Spain	857	900	880
France	1,183	1,040	1,025
South Africa	568	489	718
Rest of the world	681	499	432
Total number of employees	4,368	4,049	4,018

A majority of employees are affiliated with labor unions. Collective bargaining agreements have been entered into in Spain, France, South Africa, the United States and Venezuela. In the past the Company has experienced union activity and strikes. For example, in 2017, there were two one-day strikes at one of our Spanish plants (Cee) without any significant impact on production volume.  In France, during February 2019 there was a three day strike at the plants during salary negotiations.  See “Item 3.D.—Key Information—Risk Factors—We are subject to the risk of union disputes and work stoppages at our facilities, which could have a material adverse effect on our business.”

To improve the structure of our labor relations, a national collective agreement (“NCA”) was entered into in Spain on February 2, 2018 with four out of the five trade unions representing over 70% of our workforce there. This NCA regulates matters such as wage increases, annual working time, professional training, gender equality and disciplinary actions until December 31, 2020 and will be rolled out at the Cee, Boo, Monzón, Sabón and Madrid locations and the mines in Spain, where it will operate in conjunction with the relevant site-specific collective bargaining agreement. The salary increases set out in the NCA came into effect on execution of the relevant site-specific agreement and be applied retroactively from January 1, 2018.  The NCA is a relevant labor relation framework which establishes uniformity for all the work sites and is completed with the particular matters of every single work site by means of specific CBAs at local level. The Sabón site entered into a new site-particular agreement on March 20, 2018; Boo plant on March 22, 2018; Rocas, Arcillas y Minerales, S.A. on April 13, 2018; Cuarzos Industriales S.A.U. on April 13, 2018; Hidro Nitro Española S.A. (Monzón site) on May 4, 2018; Madrid office on June 27, 2018 and Cee on October 17, 2018. All the mentioned CBAs will expire at the same time as the NCA for consistency reasons.  Our research and development employees based in Sabón and employed by FerroAtlántica I+D have no specific collective bargaining agreement, being governed by that in force for the rest of the Sabón plant.

The collective bargaining agreement for Silicio Ferrosolar expired on December 31, 2017, and, as of the date of this report, the negotiations to renew it have not yet started.  Until a new collective bargaining agreement is signed, the expired agreement remains effective, except for those provisions which explicitly are only valid during the period between the start and the expiry date. For example, the provisions relating to salary increases are no longer effective beyond the expiry dates.

In France, all employees at FerroPem, S.A.S. plants at Anglefort, Chateau‑Feuillet, Les Clavaux, Laudun, Montricher, and Pierrefitte and the Chambéry offices are covered by the French National Collective Chemistry Agreement. This agreement has no expiration date. The “accord d’intéressement”, which is an employee incentive bonus scheme whereby an incentive bonus is distributed according to a profit‑sharing formula defined in the agreement, was signed on June 7, 2016 and the “accord de participation”, which is a compulsory profit‑sharing agreement under French law, was signed on December 13, 2017.  In France, there is an obligatory annual negotiation with the Company Work Council to set salary increases and other relevant subjects could be treated under this negotiation, if required.  In February 2019, the agreement for 2019 was concluded.

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

At Ferroglobe Mangan Norge AS (“FMN”), three trade unions are represented among the employees. There is a collective bargaining agreement in place with Industri Energi, the main trade union for operators, of which all operators except two individuals are members. This agreement is due for renegotiation in May 2020, with annual salary negotiations taking place as normal during May and June 2019. The remaining trade unions represented at FMN are Tekna (an engineers union), and FLT (a supervisors union).

In South Africa, during 2018 negotiations there were some wage disputes. The matters were resolved. There were some restructuring processes that occurred as part of our bargaining unit agreements which included development and adjustments within the Company.

Employees at our South African facilities work under collective bargaining agreements which will expire as follows:

South Africa – Polokwane – June 30, 2019

South Africa – Emalahleni –  June 30, 2021 (a 3-year agreement has been signed)

South Africa Thaba Cheue Mining –  March 30, 2019

South Africa – Timber & Charcoal –  March 31, 2019

New agreements are under negotiation.

Hourly employees at the Selma, Alabama facility are covered by a collective bargaining agreement with the Industrial Division of the Communications Workers of America under a contract that will expire on April 30, 2022. Hourly employees at the Alloy, West Virginia, Niagara Falls, New York and Bridgeport, Alabama facilities are covered by collective bargaining agreements with The United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union under contracts running through March 20, 2022, July 31, 2022, and March 31, 2022, respectively. However, in October 2018, the Selma, Alabama facility issued a notice in accordance with the Worker Adjustment and Retraining Notification Act (“WARN Nottice”) to idle operations.  Additionally, a WARN Notice was issued at the Niagara facility in December 2018.

Union employees in Argentina work under a contract running through April 30, 2018, the terms of which will remain in place until the government of Argentina ratifies a new agreement.

Operations in Poland are not unionized.

Union employees at the Bécancour plant in Québec are covered by a Union Certification held by CEP, Local 184. The corresponding collective bargaining agreement at the Bécancour facility runs through April 30, 2021, following negotiations completed in 2017.

In China, our Yonvey plant, where operations were restarted in 2017, there is a labor union committee, supervised by the local labor union and required by it to enter into annual agreements on matters such as collective representation, collective salary negotiation and the protection of women’s rights. The collective salary agreement in force at Yonvey will remain in effect until August 2019, when it will require renewal. Labor dues at Yonvey have been paid by reference to actual headcount at the site.

E.    Share Ownership

The following table and accompanying footnotes show information regarding the beneficial ownership of our shares as of April 12, 2019 by:

•	each named executive officer;
•	each of our directors; and
•	all executive officers and directors as a group.

Shares that may be acquired by an individual or group within 60 days of April 12, 2019, pursuant to the exercise of options, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

	Number of Shares	Percentage of
	Beneficially Owned	Outstanding Shares
Directors and Executive Officers:
Javier López Madrid	42,500	*
Pedro Larrea Paguaga	35,000	*
Phillip Murnane	—	—
José María Alapont	15,000	*
Donald G. Barger, Jr. (1)	21,862	*
Bruce L. Crockett(2)	32,226	*
Stuart E. Eizenstat (3)	14,447	*
Manuel Garrido y Ruano	870	*
Greger Hamilton	5,425	*
Javier Monzón	19,400	*
Juan Villar-Mir de Fuentes	—	—
Pierre Vareille	20,000	*
Directors and Executive Officers as a Group	206,730	*

*Less than one percent (1%).

(1)

Includes 1,226 shares issuable upon exercise of options over ordinary shares within 60 days of April 12, 2019. The strike price for these options is $20.58 for 1,226 options granted on July 8, 2014 and expiring on July 8, 2019.

(2)

Includes 26,226 shares issuable upon exercise of options over ordinary shares within 60 days of April 12, 2019. The strike price for these options is $20.58 for 1,226 options granted on July 8, 2014 and expiring on July 8, 2019 and $16.70 for 25,000 options granted on February 27, 2015 and expiring on February 27, 2020.

(3)

Includes 1,226 shares issuable upon exercise of options over ordinary shares within 60 days of April 12, 2019. The strike price for these options is $20.58 for 1,226 options granted on July 8, 2014 and expiring on July 8, 2019.

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

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Percentage of ownership is based on 169,122,682 shares outstanding (excluding those held in Treasury) on April 12, 2019.

	Number of Shares	Percentage of
	Beneficially Owned	Outstanding Shares
Grupo Villar Mir, S.A.U.	91,125,521	53.9%
Adage Capital Partners. L.P.	13,341,392	7.9%

As reported on Schedule 13G, filed on February 19, 2016, Adage Capital Partners, L.P., Adage Capital Partners GP, L.L.C. and Adage Capital Advisors, L.L.C. (together, the “Adage Entities”) beneficially owned 8,920,075 shares of the Company, constituting 5.2% of the then outstanding shares. As reported on Schedule 13G/A, filed on February 9, 2017, the Adage Entities beneficially owned 7,687,487 shares of the Company, constituting 4.5% of the then outstanding shares. As reported on Schedule 13G, filed on April 23, 2018, the Adage Entities beneficially owned 8,928,342 shares of the Company, constituting 5.2% of the then outstanding shares. As reported on Schedule 13G/A, filed on 13 February 2019, the Adage Entities beneficially owned 13,341,392 shares of the Company, constituting 7.9% of the then outstanding shares.

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

As of April 12, 2019, Ferroglobe had four record holders in the United States, holding all of our outstanding shares.

B.    Related Party Transactions

The following includes a summary of material transactions with any: (i) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with us, (ii) associates, (iii) individuals owning, directly or indirectly, an interest in the voting power of the Company, that gives them significant influence over us, and close members of any such individual’s family, (iv) key management personnel, including directors and senior management of such companies and close members of such individuals’ families or (v) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such person is able to exercise significant influence.

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

Subject to certain exceptions, Grupo VM has preemptive rights to subscribe for up to its proportionate share of any shares issued in connection with any primary offerings. The Grupo VM Shareholder Agreement (i) also restricts the ability of Grupo VM and its affiliates to acquire additional shares and (ii) contains a standstill provision that limits certain proposals and other actions that can be taken by Grupo VM or its affiliates with respect to the Company, in each case, subject to certain exceptions, including prior Board approval. The Grupo VM Shareholder Agreement also restricts the manner by which, and persons to whom, Grupo VM or its affiliates may transfer shares. On February 3, 2016, during an in person meeting of our Board, the Board approved the purchase of up to 1% of the shares by Javier López Madrid in the open market pursuant to Section 5.01(b)(vi) of the Grupo VM Shareholder Agreement.

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

Registration rights agreement

On December 23, 2015, we entered into a registration rights agreement with Grupo VM and Mr. Kestenbaum pursuant to which we granted certain registration rights to each of Grupo VM and Mr. Kestenbaum.

Agreements with executive officers and key employees

We have entered into agreements with our executive officers and key employees. See “Item 6.A.—Directors, Senior Management and Employees—Directors, Senior Management and Employees.”

VM Energía and Energya VM

VM Energía, a Spanish company wholly-owned by Grupo VM, provided strategic advisory services on the day-to-day operations of FerroAtlántica Group’s hydroelectric plants under two contracts entered into in April 2013 with each of FerroAtlántica and Hidro Nitro Española. VM Energía’s services under these contracts included the provision of advisory services in relation to any economic, technical and administrative aspect of FerroAtlántica Group’s energy operations, the preparation of periodic reports assessing the main risks associated with the energy market and analyzing the performance of each hydroelectric power plant, the provision of advisory services in connection with changes in the applicable energy regulatory framework and related assistance in dealing with the competent energy authorities. For these services FerroAtlántica and Hidro Nitro Española paid VM Energía a monthly remuneration calculated as a percentage of the revenues made each month by FerroAtlántica Group’s hydroelectric power plants. For the fiscal years ended December 31, 2017 and 2016, FerroAtlántica and Hidro Nitro Española made transactions under these contracts to VM Energía of  $2,435 thousand and $2,880 thousand, respectively. The contracts had five-year terms and expired on January 1, 2018. An agreement has been entered into between FerroAtlántica and VM Energía as of February 2018 for the provision of technical, economic and regulatory advisory services in respect of the Galician hydro-power assets for a twelve month term, renewing annually for up to 36 months. For the fiscal year ended December 31, 2018, FerroAtlántica made transactions under these contracts to VM Energía of $534 thousand. VM Energía is not legally deemed to be a direct or indirect operator of the hydroelectric power plants owned by FerroAtlántica in spite of the services provided to FerroAtlántica under these strategic advisory services agreements.  Hidro Nitro Española was sold and is no longer a direct or indirect subsidiary of the Company with effect from December 31, 2018.

Under an agreement made on March 10, 2014 between FerroAtlántica and VM Energía, VM Energía provided FerroAtlántica with advisory services in connection with the construction in Galicia, Spain of hydro-power plants. The construction of these assets was completed in March 2018 and VM Energía continued to provide services during a two-year warranty period running into 2020. For the fiscal years ended December 31, 2018, 2017 and 2016, FerroAtlántica’s obligations to make payments to VM Enérgia under this agreement amounted to $129 thousand, $265 thousand and $221 thousand, respectively.  This agreement was terminated in January 2019.

Under contracts entered into with FerroAtlántica on June 22, 2010 and December 29, 2010, and with Hidro Nitro Española on December 27, 2012 (assigned to FerroAtlántica del Cinca when Hidro Nitro Española was sold in December 2018), VM Energía supplies the energy needs of the Boo, Sabón and Monzón electrometallurgy facilities, as a broker for FerroAtlántica and Hidro Nitro Española (now FerroAtlántica del Cinca) in the wholesale power market. The contracts allow FerroAtlántica and Hidro Nitro Española (now FerroAtlántica del Cinca) to buy energy from the grid at market conditions without incurring costs normally associated with operating in the complex wholesale power market, as well as to apply for fixed price arrangements in advance from VM Energía, based on the energy markets for the power, period and profile applied for. The contracts have a term of one year, which can be extended by the mutual consent of the parties to the contract. The contracts were renewed in January 2019 and will expire on December 31, 2019, unless extended.  FerroAtlántica pays VM Energía a service charge in addition to paying for the cost of energy purchase from the market. For the fiscal years ended December 31, 2018, 2017 and 2016, FerroAtlántica’s and Hidro Nitro Española’s and (since July 2018) FerroAtlantica del Cinca’s obligations to make payments to VM Enérgia under their respective agreements for the purchase of energy plus the service charge amounted to $99,939 thousand, $94,049 thousand and $69,083 thousand, respectively. These contracts are similar to contracts FerroAtlántica signs with other third-party brokers. Deposit guarantees of $1,129 thousand on each were provided to VM Energía in respect of the provision of energy to the Boo and Sabon facilities under agreements entered into on October 20, 2010 in the case of Boo and January 19, 2011 in the case of Sabon.  These deposit guarantee agreements terminated on December 31, 2018.  FerroAtlántica has also entered into an energy swap agreement with Enérgya VM Generación, S.L. (“Enérgya VM”), a Spanish company wholly-owned by VM Energía, in connection with the energy supply agreements for the plants, dated January 18, 2018. A similar agreement dated January 25, 2016 expired in 2016.

Under contracts entered into with Rocas, Arcillas y Minerales SA (“RAMSA”) on December 3, 2010 and with Cuarzos Industriales SA (“CISA”) on April 27, 2012, VM Energía supplied the energy needs of the mining facilities operated by those companies, as a broker for RAMSA and CISA in the wholesale power market. RAMSA and CISA are both subsidiaries of the Company operating in the mining sector. For the fiscal years ended December 31, 2018, 2017 and 2016, RAMSA’s  obligations to make payments to VM Enérgia under this agreement amounted to $526 thousand, $371 thousand and $297 thousand, respectively; and CISA’s obligations to make payments to VM Enérgia under this agreement amounted to $277 thousand, $256 thousand and $227 thousand, respectively.

Additionally, for the fiscal year ended December 31, 2018 and 2017, Enérgya VM invoiced other subsidiaries of FerroAtlántica for a total amount of $80 thousand and $32 thousand, respectively. No additional sums were invoiced in the fiscal year to December 31, 2016.

Under contracts dated June 30, 2012, Enérgya VM arranged for the sale of energy produced by FerroAtlántica and Hidro Nitro Española’s hydroelectric plants. Pursuant to the contracts, Enérgya VM provided energy market brokerage services and represented FerroAtlántica subsidiaries before the applicable energy market operator, the system operator and the Spanish National Markets and Competition Commission. FerroAtlántica and Hidro Nitro Española paid Enérgya VM a monthly remuneration calculated as a percentage of the sales made each month by their hydroelectric power plants. These contracts came to an end in 2017 and have not been renewed. In January 2018, control and representation contracts were entered into between FerroAtlántica, Hidro Nitro Española and Enérgya VM, under which Energya VM represents FerroAtlántica or Hidro Nitro Española (as appropriate) in delivering energy from the relevant FerroAtlántica’s hydro plants to the energy markets in the period to 2020.  For the fiscal years ended December 31, 2018, 2017 and 2016, Hidro Nitro Española invoiced Enérgya VM for the sales made by its hydroelectric plant for a total amount of $11,874 thousand, $7,419 thousand and $5,154 thousand, respectively and FerroAtlántica invoiced to Enérgya VM for the sales made by its hydroelectric plant for a total amount of $31,898 thousand, $9,803 thousand and $15,398 thousand, respectively.

For the fiscal years ended December 31, 2018, 2017 and  2016, Hidro Nitro Española’s obligations to make payments to Enérgya VM under these agreements amounted to $46 thousand, $111 thousand and $110 thousand, respectively and FerroAtlántica’s obligations to make payments to Enérgya VM under these agreements amounted to $224 thousand, $114 thousand and $391 thousand, respectively. Following the disposal of Hidro Nitro Española on 31 December 2018, the arrangements between Hidro Nitro Española and Energya VM in relation to the sale of energy services from or to the hydro plants owned by Hidro Nitro Española are no longer related party transactions.

Under an agreement dated May 29, 2018 between FerroAtlántica and Enérgya VM, Enérgya VM supplies electricity for auxiliary services to FerroAtlántica’s hydropower plants in Galicia, Spain. For the fiscal year ended December 31, 2018, FerroAtlántica’s obligations to make payments to Energya VM under this agreement amounted to $43 thousand.

Additionally, for the fiscal years ended December 31, 2018, 2017 and 2016, Enérgya VM invoiced FerroAtlántica for energy supplies to auxiliary facilities for a total amount of $42 thousand, $8 thousand and $7 thousand, respectively under contracts entered into in 2014.

Espacio Information Technology, S.A.

Espacio Information Technology, S.A. (“Espacio I.T.”), a Spanish company wholly-owned by Grupo VM, provides information technology and data processing services to Ferroglobe PLC and certain FerroAtlántica subsidiaries: FerroAtlántica, FerroAtlántica de Mexico, Silicon Smelters (Pty), Ltd. and FerroPem, S.A.S. pursuant to several contracts.

Under a contract entered into on January 1, 2004, Espacio I.T. provides FerroAtlántica with information processing, data management, data security, communications, systems control and customer support services. The contract has a one-year term, subject to automatic yearly renewal, unless terminated with notice provided three months prior to the scheduled renewal. The base yearly amount due under the contract for these services is $641 thousand, exclusive of VAT and subject to inflation adjustment. For the fiscal years ended December 31, 2018, 2017 and 2016, FerroAtlántica’s obligations to make payments to Espacio I.T. under this agreement amounted to $954 thousand, $889 thousand and $680 thousand, respectively.

Under a contract entered into on January 1, 2006, Espacio I.T. provides FerroPem, S.A.S. with information processing, data management, data security, communications, systems control and customer support services. The contract has a one-year term, subject to automatic yearly renewal, unless terminated with notice provided three months prior to the scheduled renewal. The base yearly amount due under the contract for these services is $826 thousand, exclusive of VAT and subject to inflation adjustment. For the fiscal years ended December 31, 2018, 2017 and 2016, FerroPem, S.A.S. made obligations to make payments to Espacio I.T. under this agreement amounted to $960 thousand, $911 thousand and $936 thousand, respectively.

Under a contract entered into on June 26, 2014, Espacio I.T. provides FerroAtlántica de Mexico with information processing, data management, data security, communications, systems control and customer support services. The contract has a two-year term, subject to automatic renewal every two years, unless terminated with notice six months prior to the scheduled renewal. The base yearly amount due under the contract for these services is $20 thousand, exclusive of VAT and subject to inflation adjustment and adjustment based on the level of production of the previous year.  For the fiscal years ended December 31, 2018, 2017 and 2016, FerroAtlántica de Mexico’s obligations to make payments to Espacio I.T. under this agreement amounted to $20 thousand, $19 thousand and $18 thousand, respectively.

Under a contract entered into on January 1, 2009, Espacio I.T. provides Silicon Smelters (Pty), Ltd. with services including the maintenance and monitoring of the company’s network, servers, applications, and user workstations, as well as standard software licenses. The contract has a one‑year term, subject to automatic yearly renewal, unless terminated with notice three months prior to the scheduled renewal. The base yearly amount due under the contact is $266 thousand, subject to inflation adjustment. For the fiscal years ended December 31, 2018, 2017 and 2016, Silicon Smelters (Pty), Ltd.’s obligations to make payments to Espacio I.T. under this agreement amounted to $334 thousand, $295 thousand and $262 thousand, respectively.

Under a contract entered into on May 2, 2016, Espacio I.T. provides the Company with services including the maintenance and monitoring of its network, servers, applications, and user workstations, as well as standard software licenses at Quebec Silicon. The contract has a one‑year term, subject to automatic yearly renewal, unless terminated with notice three months prior to the scheduled renewal. The base yearly amount due under the contract is $148 thousand, subject to inflation adjustment. For the fiscal years ended December 31, 2018 and 2017, payments made under this contract to Espacio I.T. were $144 thousand and $113 thousand, respectively.

Espacio I.T. also provides development services to FerroAtlántica under a contract dated July 21, 2017 for enhancements to Gesindus, FerroAtlántica’s ERP system, and hosting services in connection with the company’s document management system under a contract dated February 22, 2017, both on an ongoing basis. FerroAtlántica had transactions with Espacio I.T. under the former contract for the Gesindus development services for the fiscal years ended December 31, 2018 and

2017 of $58 thousand and $131 thousand, respectively, and under the latter contract for the hosting services for the fiscal years ended December 31, 2018 and 2017 of $133 thousand and $205 thousand, respectively.

Under a contract dated November 23, 2015 Espacio I.T. provided development services to FerroAtlántica for separate enhancements to Gesindus. For the fiscal years ended December 31, 2017 and 2016, FerroAtlántica paid Espacio I.T. $182 and $531 thousand, respectively, for these services which were terminated in 2017. Since September 2016, Espacio I.T. has procured for FerroAtlántica and managed its individual user and server licenses from Microsoft, on preferential terms and without charging any commission or mark-up in cost. There is no contract currently in place in relation to these arrangements and the amounts invoiced in connection with this arrangement in the fiscal years ended December 31, 2018, 2017 and 2016 are $1,017 thousand, $326 thousand and $320 thousand, respectively. Espacio I.T. also provides FerroAtlántica with IT outsourcing services in connection with the Mangshi facility in China and provided Hidro Nitro Española with IT services, for neither of which is there a formal contract in place. The amounts invoiced in connection with these services for the fiscal years ended December 31, 2018, 2017 and 2016 were $58 thousand, $88 thousand and $171 thousand, respectively paid by FerroAtlántica and $232 thousand, $224 thousand, and $224 thousand, respectively paid by Hidro Nitro Española (or in the case of 2018, by FerroAtlántica del Cinca).

For the fiscal years ended December 31, 2018, 2017 and 2016, Espacio I.T. and other subsidiaries of Grupo VM involved in the provision of IT services invoiced FerroAtlántica and other subsidiaries of FerroAtlántica and Ferroglobe PLC in a total amount of $302 thousand, $534 thousand and $1,505 thousand, respectively.

In April 2016, the Ferroglobe Board approved a proposal to obtain certain information technology services from Espacio I.T., for a minimum term of five years, at an annual base payment of $360 thousand and requiring an initial investment of $1.7 million during 2016. While the project to which these services relate may proceed at a later date, the timeline for the procurement of these services has not been established and the investment not yet been made. No payments have been made to Espacio I.T. during 2018 in relation to these proposed arrangements.

In June 2018, FerroAtlántica signed a contract with Espacio I.T. for the development of a new Gesindus environment for its new subsidiary, FerroAtlántica del Cinca. The amounts invoiced in connection with this arrangement in fiscal year ended December 31, 2018 were $52 thousand.

Other agreements with Grupo VM

Under the terms of a loan agreement entered into on 24 July 2015 between FerroAtlántica and Inmobiliaria Espacio, S.A. (“IESA”), the ultimate parent of Grupo VM, FerroAtlántica extended to IESA a credit line for treasury purposes of up to $20 million, of which $2.9 million (the “Loan”) remains outstanding. The credit line runs year on year for a maximum period of 10 years and amounts outstanding under it (including the Loan) bear interest annually at the rate equal to the EURIBOR three month rate plus 2.75 percentage points. The availability of the credit line may be cancelled at the end of any year or at any time by IESA.

In 2017, FerroAtlántica received the payment of $6.3 million in discharge of the consideration due from Grupo VM in respect of Grupo VM’s purchase of 2,497 shares in Alloys International Limited, a former subsidiary of FerroAtlántica, under and in accordance with the terms of a share sale and purchase agreement entered into June 30, 2016.

Calatrava RE, a Luxembourg affiliate of Grupo VM, is a reinsurer of the Company’s global marine and property insurance programs. The property and marine cargo insurances are placed with Mapfre Global Risks S.A. with whom the Company contracts for the provision of this insurance. In the period to April 2018, Calatrava RE was a reinsurer of the Company’s third party liability insurance, arranged through QBE, with whom the Company contracted for the provision of this insurance. In April 2018, the Company moved to another insurer for its third party liability cover globally, which ended Calatrava RE’s participation in this program.  There are no contracts directly in place directly between the Company and Calatrava RE.

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

Aurinka and the Solar JV

Javier López Madrid, a current member of the Board currently owns approximately 100% of the outstanding share capital of Financiera Siacapital which, in turn, holds a 31.33% interest in Aurinka International, S.L. (“Aurinka Int”) and a 31.33% interest in Blue Power. Blue Power is a party to the Solar joint venture entered into with Aurinka Photovoltaic Group, S.L. (“Aurinka PV”), which is almost 100% owned by Aurinka Value, S.L., a company which also owns a 31.66% interest in Aurinka Int. Blue Power owns certain intellectual property contributed to the joint venture and provides certain technology consulting services to it, as summarized below. The remaining equity interests in Blue Power and Aurinka Value, S.L. are owned by third party outside investors.

In 2016, FerroAtlántica entered into a project with Aurinka PV for a feasibility study and basic engineering for a UMG solar silicon manufacturing plant. Purchases under this project were approximately $3.4 million for 2016.

On December 20, 2016, FerroAtlántica and its wholly owned subsidiaries, FerroAtlántica, S.A., and Silicio Ferrosolar, S.L.U. (“SFS”), entered into the Solar JV Agreement with Blue Power and Aurinka providing for the formation and operation of a joint venture with the purpose of producing UMG solar silicon. The entry into the joint venture pursuant to the Solar JV Agreement was subject to certain conditions precedent, including the satisfactory completion of an ex-ante verification procedure in relation to the ability of the technology to be contributed to the joint venture by Blue Power to meet certain technical and cost parameters and the authorization of the joint venture by Ferroglobe PLC, Blue Power and Aurinka PV’s management bodies. All these conditions precedent were met during 2017 and the Solar JV Agreement is now fully binding.

Under the Solar JV Agreement, FerroAtlántica indirectly owns 75% of the operating company formed as part of the joint venture, (“OpCo”), which owns certain assets comprising, among others, constructions at Sabón and a UMG solar silicon plant at Puertollano, Spain. SFS also owns 51% of the company formed as part of the joint venture to hold certain intellectual property rights and know-how contributed by Blue Power and SFS, which licenses such intellectual property rights and know-how to OpCo. Pursuant to the Solar JV Agreement, FerroAtlántica and other subsidiaries have incurred or will incur capital expenditure, subject to the approval of the joint venture board, in connection with the joint venture of up to a maximum of $133,000 thousand over an initial phase of up to 2 years. During the fiscal years ended December 31, 2018 and 2017, FerroAtlántica and other subsidiaries paid Aurinka PV $4,252 thousand and $3,611 thousand, respectively, in connection with the project. Further investment in the joint venture will be determined as the joint venture progresses. In connection with the Solar JV Agreement, FerroAtlántica obtained a loan of approximately $50,000 thousand (“the REINDUS Loan”) from the Spanish Ministry of Industry and Energy (“the Ministry”) for the purpose of building and operating the UMG solar silicon plant. In November 2018, FerroAtlántica agreed to transfer to OpCo certain assets which had been acquired with the proceeds of the REINDUS Loan and used exclusively by OpCo in connection with the joint venture in consideration of OpCo assuming liability for the REINDUS Loan. The request for this novation was formally submitted to the Ministry in November 2018.  On September 25, 2017, OpCo entered into an agreement with Caiz Salceda SLU (“Salceda”), a company ultimately owned by members of the Villar Mir family (who are related to Javier Lopez Madrid by marriage), under which Salceda agrees to construct on its land and lease to the OpCo and to operate and maintain for a term of 25 years a pilot plant for power generation from photovoltaic panels produced with UMG solar silicon, in return for ownership of all power generated at the plant.  On June 13, 2016, SFS entered into a loan agreement with Blue Power under which SFS advanced a principal sum of over $9,000 thousand to Blue Power in connection with the project. As at December 31, 2016 the amount outstanding under the loan agreement was $9,845 thousand. On February 24, 2017, the loan was novated to OpCo as part of a capital injection by Blue Power to OpCo.

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

Putative Investor Class Actions

We understand that, on January 22, 2019, a claimed shareholder plaintiff named Lance Treankler filed a putative class action complaint against Ferroglobe PLC, CEO Pedro Larrea and CFO Phillip Murnane in the U.S. District Court for Southern District of New York in Manhattan, seeking money damages for alleged violations of U.S. securities laws.  Plaintiff alleges, inter alia, that certain of the Company’s public disclosures prior to its November 26, 2018 third quarter earnings press release were materially false or misleading when made and failed to disclose material adverse facts about the Company’s business, operations, and prospects.  We further understand that, on March 19, 2019, another claimed shareholder plaintiff, Jam-Wood Holdings LLC, filed a substantially identical complaint in the same court.  Neither plaintiff has effected service of process, such that no response from the defendants is yet due.  The Company and the individual defendants believe these plaintiffs’ allegations are of no merit and intend to defend themselves vigorously, if and when the plaintiffs effect service of process, including by moving to dismiss the subject complaints at the appropriate time.

Matters pertaining to Joint Ventures

In March 2017, we received a demand for mediation from our North American joint venture partner regarding a dispute in relation to coal supplied by our subsidiary, Alden, to our North American joint ventures. In 2018, the parties resolved the matter pursuant to a confidential settlement.

Asbestos-related claims

Certain employees of FerroPem, S.A.S., then known as Pechiney Electrometallurgie, S.A. (“PEM”), may have been exposed to asbestos at its plants in France in the decades prior to FerroAtlántica Group’s purchase of that business in December 2004. During the period in question, PEM was wholly-owned by Pechiney Bâtiments, S.A., which had certain indemnification obligations to FerroAtlántica pursuant to the 2004 Share Sale and Purchase Agreement under which our FerroAtlántica acquired PEM.  As of the date of this annual report, approximately 93 such employees have “declared” asbestos-related injury to the French social security agencies, based either on the occurrence of work accidents (“accident du travail”) or on administrative recognition of an occupational disease (“maladie professionelle”). Of these, 61 cases are closed, approximately 32 are pending before the French social security agencies or courts and, of the latter, 13 include assertions of “inexcusable negligence” (“faute inexcusable”) which, if upheld, may lead to material liability on the part of FerroPem.  Other employees may declare further asbestos-related injuries in the future, and may likewise assert inexcusable negligence. In 2016, FerroPem initiated an arbitration process seeking to enforce indemnification provisions in the Share Sale and Purchase Agreement against Río Tinto France as successor to Pechiney Bâtiments, S.A. with respect to pending asbestos claims.  On July 11, 2017, however, the claims in arbitration were denied in their entirety on various grounds, including that the claims were untimely, and Ferropem is without further recourse against Río Tinto. Litigation against, and material liability on the part of, FerroPem will not necessarily arise in each case, and to date a majority of such declared injuries have been minor and have not led to significant liability on Ferropem’s part. Whether material liability will arise is determined case-by-case, often over a period of years, depending on, inter alia, the evolution of the claimant’s asbestos-related condition, the possibility that the claimant was exposed while working for other employers and, where asserted, the claimant’s ability to prove inexcusable negligence on PEM’s part. Because of these and other uncertainties, no reliable estimate can be made at this time of FerroPem’s eventual liability in these matters, with exception of three grave cases that were litigated through the appeal process and in which claimants’ assertions of inexcusable negligence were upheld against FerroPem. Liabilities in respect to asbestos-related claims have been recorded at December 31, 2018 at an estimated amount of $1,775 thousand.

Environmental matters

On August 31, 2016, the U.S. Department of Justice (the “DOJ”) requested a meeting with GMI to discuss potential resolution of a July 1, 2015 NOV/FOV that GMI received from the U.S. Environmental Protection Agency (the “EPA”) alleging certain violations of the Prevention of Significant Deterioration (“PSD”) and New Source Performance Standards provisions of the Clean Air Act associated with a 2013 project performed at GMI’s Beverly facility. Specifically, the July 2015 NOV/FOV alleges violations of the facility’s existing operating and construction permits, including allegations related to opacity emissions, sulfur dioxide and particulate matter emissions, and failure to keep necessary records and properly monitor certain equipment. On October 27, 2016, GMI met with the DOJ and the EPA to discuss the alleged violations, GMI’s preliminary assessment of those alleged violations, and its possible defenses to the NOV/FOV. As a result of that meeting, GMI has agreed to the government’s request that GMI prepare an assessment of Best Available Control Technologies (“BACT”) that could be applicable to the facility under the federal PSD program, to conduct a ventilation study to assess emissions at the facility, and to continue discussions with the government regarding an appropriate resolution of the NOV/FOV by consent. In February 2017, the EPA formally issued a request under Section 114 of the Clean Air Act, requiring GMI to conduct the ventilation study that GMI had previously agreed to conduct. On January 4, 2017, GMI received a second NOV/FOV dated December 6, 2016, arising from the same facts as the July 2015 NOV/FOV and subsequent EPA inspections. The second NOV/FOV alleges opacity exceedances at certain units, failure to prevent the release of particulate emissions through the use of furnace hoods at a certain unit, and the failure to install Reasonably Available Control Measures (as defined) at certain emission units at the Beverly facility. As part of the on‑going consent process to resolve the NOVs/FOVs, the government could demand that GMI install additional pollution control equipment or implement other measures to reduce emissions from the facility, as well as pay a civil penalty. GMI’s environmental consultants have completed the ventilation study and a Ventilation Evaluation Report documenting the same, which GMI provided to EPA on October 6, 2017.  Since that time, GMI and the government have continued negotiations regarding potential resolution of the NOV/FOVs, which negotiations are ongoing.  At this time, however, GMI does not know the extent of potential injunctive relief or the amount of a civil penalty a negotiated resolution of this matter may entail. Should the DOJ and GMI be unable to reach a negotiated resolution of the NOVs/FOVs, the government could institute formal legal proceedings for injunctive relief and civil penalties. The statutory maximum penalty is $93,750 per day per violation, from April 2013 to the present.

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

On October 25, 2012, Mr. López Madrid was called as “investigado” along with several other directors of Bankia, S.A. and Banco Financiero y de Ahorros, S.A., by a Spanish court investigating whether they were involved in the misrepresentation of the financial condition of Bankia, S.A. in connection with its initial public offering. The public prosecutor did not file formal charges against Mr. López Madrid and asked the Court for the termination of the proceedings regarding Mr. López Madrid. However, in Spanish criminal proceedings private parties (such as political parties, unions or private investors) can also accuse “investigados” in a proceeding and, in the case at hand, some of the private accusing parties did include Mr. López Madrid in their accusation briefs and therefore Mr. López Madrid is deemed an accused party. As publicly announced, Mr. López Madrid and his family were themselves damaged as a result of the initial public offering as they invested in shares and lost approximately 20 million euros. Mr. López Madrid has advised us that he vehemently denies any allegations against him in connection with this matter and intends to defend himself vigorously.

As part of the same proceeding, Mr. López Madrid was called again on January 28, 2015, as “investigado” in the investigation of improper use of credit cards for personal expenditures by several former directors and senior executives of Bankia, S.A. and its predecessor, Caja Madrid. Mr. López Madrid was convicted as an accessory in this matter with a minimum sanction that he satisfied on February 28, 2019 with the payment of a fine of €7,160.  The case is now closed.

On June 10, 2014, a physician (the “Physician”), who had previously treated Mr. López Madrid’s family, was called as “investigado” in connection with criminal allegations that the Physician had harassed Mr. López Madrid, his family and his associates through anonymous phone calls and messages making false accusations and serious threats, which were received daily over a period of several months. On September 24, 2014, Mr. López Madrid” was called as “investigado” by a Spanish investigative court in connection with criminal allegations that he had sexually harassed the Physician. The court dismissed the complaint of the Physician, although subsequent investigations are being conducted by an appeal court. The criminal proceedings against the Physician continue.

On February 11, 2016, Mr. López Madrid was called as “investigado” by a Spanish investigative court in connection with the “Púnica” investigation into possible bribery relating to awards of public contracts. This investigation, in which numerous individuals have been called as “investigado” thus far, has been pending since October 2014. In connection with this matter, a further investigation (the “Lezo” investigation) was initiated and, on April 20 and 21, 2017, Mr. López Madrid was questioned in relation to an alleged payment in 2007 of €1.4 million in favor of a public officials by Obrascón Huarte Lain, S.A. (“OHL”), a listed company partially owned by Grupo VM. Mr. López Madrid was a non-executive director of OHL at the time of the alleged payment and has never held any executive responsibility at OHL. He remains as “investigado” in both the “Punica” and the “Lezo” investigations but no formal charges have been filed. Mr. López Madrid vehemently denies the allegations against him and intends to defend himself vigorously in these matters.

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

B.    Significant Changes

On February 22, 2019, we entered into an amendment to the Revolving Credit Facility Agreement. For further details, see “Item 10.C. – Additional Information – Material Contracts”.

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

C.    Material Contracts

Revolving Credit Facility

On February 27, 2018, Ferroglobe PLC, as borrower (the “Borrower”), certain subsidiaries of Ferroglobe PLC from time to time party thereto as guarantors, the financial institutions from time to time party thereto as lenders, PNC Bank, National Association, as administrative agent, issuing lender and swing loan lender, PNC Capital Markets LLC, Citizens Bank, National Association and BMO Capital Markets Corp., as joint legal arrangers and bookrunners, Citizens Bank, National Association, as syndication agent, and BMO Capital Markets Corp., as documentation agent entered into the Revolving Credit Facility Agreement. The Revolving Credit Facility Agreement has been amended on October 31, 2018 and on February 22, 2019.

The Revolving Credit Facility, as subsequently amended, provides for borrowings up to an aggregate principal amount of $200 million to be made available to the Borrowers in U.S. Dollars. Multicurrency borrowings under the Revolving Credit Facility will be available in Euros, Pound Sterling and any other currency approved by the Administrative Agent and all of the Lenders. The Revolving Credit Facility contains a sublimit for the issuance of letters of credit in an amount of up to $25 million. Subject to certain exceptions, loans under the Revolving Credit Facility may be borrowed, repaid and reborrowed at any time.

Capitalized terms used but not defined herein have the meanings assigned to them in the Revolving Credit Facility Agreement.

Interest rates

At the Borrower’s option, loans under the Revolving Credit Facility will bear interest based on the Base Rate or the Euro-Rate (each as defined below).

Base Rate shall mean, for any day, a fluctuating per annum rate of interest equal to the highest of (a) the Fed Overnight Bank Funding Rate, plus fifty basis points (0.50%), (b) the Prime Rate, and (c) the Daily LIBOR Rate, plus 100 basis points (1.00%). Any change in the Base Rate (or any component thereof) shall take effect at the opening of business on the day such change occurs. Notwithstanding the foregoing, if the Base Rate as determined in the manner provided for above would be less than zero percent (0.00%) per annum, such rate shall be deemed to be zero percent (0.00%) per annum for purposes of the Revolving Credit Facility.

Euro-Rate shall mean the following: (a) with respect to the U.S. Dollar Loans comprising any Borrowing Tranche to which the Euro-Rate Option applies for any Interest Period, the interest rate per annum determined by the Administrative Agent as the rate which appears on the Bloomberg Page BBAM1 (or on such other substitute Bloomberg page that displays rates at which U.S. Dollar deposits are offered by leading banks in the London interbank deposit market), rounded upwards, if necessary, to the nearest 1/100th of 1% per annum (with .005% being rounded up), or the rate which is quoted by another source selected by the Administrative Agent as an authorized information vendor for the purpose of displaying rates at which U.S. Dollar deposits are offered by leading banks in the London interbank deposit market at approximately 11:00 a.m., London time, two (2) Business Days prior to the commencement of such Interest Period as the Relevant Interbank Market offered rate for U.S. Dollars for an amount comparable to such Borrowing Tranche and having a borrowing date and a maturity comparable to such Interest Period, in each case which determination shall be conclusive absent manifest error; (b) with respect to Optional Currency Loans in Euros or British Pounds Sterling comprising any Borrowing Tranche for any Interest Period, the interest rate per annum determined by the Administrative Agent as the rate which appears on the Bloomberg Page BBAM1 (or on such other substitute Bloomberg page that displays rates at which deposits of the relevant Optional Currency is offered by leading banks in the London interbank deposit market), rounded upwards, if necessary, to the nearest 1/100th of 1% (with .005% being rounded up) per annum, or the rate which is quoted by another source selected by the Administrative Agent as an authorized information vendor for the purpose of displaying rates at which such applicable Optional Currencies are offered by leading banks in the London interbank deposit market at approximately 11:00 a.m., London time, two (2) Business Days prior to the commencement of such Interest Period as the Relevant Interbank Market offered rate for deposits in Euros or British Pounds Sterling for an amount comparable to the principal amount of such Borrowing Tranche and having a borrowing date and a maturity comparable to such Interest Period. The Administrative Agent shall give prompt notice to the Borrower of the Euro-Rate as determined or adjusted in accordance herewith, which determination shall be conclusive absent manifest error; (c) with respect to Optional Currency Loans in any other Optional Currency, the rate per annum designated with respect to such Optional Currency at the time such Optional Currency is approved by the Administrative Agent and Lenders pursuant to Section 2.11.2(c) (Requests for Additional Optional Currencies); or (d) With respect to any Loans available at a Euro-Rate, if at any time, for any reason, the source(s) for the Euro-Rate described above for the applicable currency or currencies is no longer available, then, subject to the provisions of Section 4.5 (Termination of LIBOR), the Administrative Agent may determine a comparable replacement rate (or a replacement rate, plus a spread or margin, in order to attain such comparability) at such time (which determination shall be conclusive absent manifest error). (e) Notwithstanding the foregoing, if the Euro-Rate as determined in the manner provided for above would be less than zero percent (0.00%) per annum, such rate shall be deemed to be zero percent (0.00%) per annum for purposes of the Revolving Credit Facility Agreement.

Guarantees and security

The obligations of the Borrowers are guaranteed by certain subsidiaries of Ferroglobe. The obligations of the Loan Parties (as defined in the Revolving Credit Facility), together with each secured bank product accepted or executed by a Loan Party, are or will be secured by in particular security interests in certain equity interests of subsidiaries of the Loan Parties and certain assets of the Loan Parties.

Covenants

The Revolving Credit Facility contains certain affirmative covenants relating to, among other things: (i) preservation of existence; (ii) payment of taxes; (iii) continuation of business; (iv) maintenance of insurance on its properties and assets; (v) maintenance and protection of rights of properties; (vi) visitation rights granted to the Administrative Agent and (vii) maintain and keep proper books of record and account. The Revolving Credit Facility also contains certain negative covenants, relating to, among other things: (i) debt; (ii) liens; (iii) liquidations, mergers or consolidation; (iv) amendment of organizational documents; (v) restricted payments (including dividends, distributions, issuances of equity interests, redemptions and repurchases of equity interests); (vi) sale and leaseback transactions and (vii) further negative pledges. In addition, the Revolving Credit Facility contains certain maintenance financial covenants, including: (i) maximum Net Total Leverage Ratio and (ii) minimum Interest Coverage Ratio.

On February 22, 2019, the Revolving Credit Facility Agreement was amended.  The amendment suspended the maximum Net Total Leverage Ratio during an interim period beginning with the first quarter of 2019 and continuing through the first quarter of 2020 and provided a new covenant to maintain a maximum secured net leverage ratio (the Interim Net Secured Leverage Ratio) and a new covenant to maintain a minimum cash liquidity level (the Cash-Only Liquidity).  The new covenants will be in effect only during the interim period, after which the existing covenant to maintain a maximum Net Leverage Ratio will be reinstated.

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

REINDUS Loan

On September 8, 2016, FerroAtlántica, S.A., as borrower, and the Spanish Ministry of Industry, Tourism and Commerce (the “Ministry”), as lender, entered into two loan agreements under which the Ministry made available to the borrower loans in aggregate principal amount of €44.9 million and €26.9 million, respectively, in connection with industrial development projects relating to our solar grade silicon project. See “Item 4.B.—Information on the Company—Business Overview—Research and Development (R&D)—Solar grade silicon.” The loan of €44.9 million is to be repaid in seven installments over a 10‑year period with the first three years as a grace period.  Interest on outstanding amounts under each loan accrues at an annual rate of 2.29%. The loan of €26.9 million was repaid in April 2018. As of December 31, 2018, the balance of the remaining loan has been presented within current liabilities.

The agreements governing the loans contain the following limitations on the use of the proceeds of the outstanding loan: (1) the investment of the proceeds must occur between January 1, 2016 and February 24, 2019; (2) the allocation of the proceeds must adhere to certain approved budget categories; (3) if the final investment cost is lower than the budgeted amount, the borrower must reimburse the Ministry proportionally; and (4) the borrower must comply with certain statutory restrictions regarding related party transactions and the procurement of goods and services.

Securitization of trade receivables

On July 31, 2017, the Company entered into an accounts receivables securitization program (the “Program”) where trade receivables held by the Company’s subsidiaries in the United States, Canada, Spain and France are sold to a special purpose “designated activity company” domiciled and incorporated in Ireland (the “SPE”). Eligible receivables are sold to the SPE on an on-going basis at an agreed upon purchase price of approximately 99% of their invoiced amount. Part of the purchase consideration is funded upfront in cash and part is deferred in the form of senior subordinated and junior subordinated loans from the selling entities to the SPE. Following an amendment on July 27, 2018, up to $300,000 thousand of upfront cash consideration can be provided by the SPE under the Program, financed by ING Bank N.V., as senior lender and Finacity Capital Management Inc., as intermediate subordinated lender. In respect of trade receivables outstanding at December 31, 2018 the SPE had provided upfront cash consideration of approximately $227,360 thousand (2017: $166,525 thousand). The program has a three-year term until July 31, 2020.

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

The agreements under the Program contain certain restrictive covenants limiting the ability of the Company, its subsidiaries participating in the Program or the SPE, as applicable, to, in particular, (1.) create or suffer to exist any adverse claim upon any receivable covered by the Program or any proceeds thereof, (2.) extend, amend, rescind or cancel any receivable covered by the Program, (3.) make any change in the character of the business (for the SPE) or any material change to the credit and collection policy that would be reasonably expected to materially and adversely affect the collectability of the receivables covered by the Program (for the Company and its subsidiaries participating in the Program), (4.) engage in any business other than the transactions contemplated by the Program (for the SPE), (5.) create, incur or permit to exist any debt of any kind other than pursuant to the Program (for the SPE) and (6.) merge into or consolidate with any person, or permit any other person to merge into or consolidate with it, or purchase, lease or otherwise acquire all or substantially all of the assets of any other person other than pursuant to the Program (for the SPE).

Hydro-electric Finance Lease

On May 25, 2012, FerroAtlántica, S.A., as financial lessee, and NCG Banco, S.A., as financial lessor, entered into a sale and leaseback agreement (the ‘‘Hydro-electric Finance Lease’’) with respect to certain hydro-electric assets in Spain. The financial lessee’s obligations under the Hydroelectric Finance Lease are secured by such hydro-electric assets. NCG Banco, S.A. assigned a portion of its rights under the Hydro-electric Finance Lease to Bankinter, S.A., Caixabank, S.A. and Banco Bilbao Vizcaya Argentaria, S.A.

Payments in respect of the Hydro-electric Finance Lease are to be made in 120 installments, which commenced on May 25, 2012 and continue until maturity on May 25, 2022. The outstanding amounts under this loan accrue interest at a rate equal to six-month EURIBOR plus 3.5%. The Hydro-electric Finance Lease contains certain restrictive covenants, limiting the ability of FerroAtlántica, S.A. to (1) change the intended use of the underlying assets; (2) sell, lease, transfer or otherwise dispose of the underlying assets; (3) proceed with a change of control or (4) create or permit to subsist any security over the underlying assets aside from that provided for in the agreement. A failure to obtain consent from the required lenders and assignees for any of these activities would result in an event of default, and the loan could become immediately due and payable. The bank accounts of FerroAtlántica, S.A. held with NGC Banco, S.A. have been pledged by FerroAtlántica, S.A. to secure its obligations under the Hydro-electric Finance Lease.

Acquisition of Glencore’s European manganese plants in France and Norway

On February 1, 2018, Ferroglobe completed the acquisition from a wholly-owned subsidiary of Glencore International AG ("Glencore") of a 100% interest in Glencore's manganese alloys plants in Mo i Rana (Norway) and Dunkirk (France), after receiving the necessary regulatory approvals in France, Germany and Poland. The new subsidiaries were renamed as Ferroglobe Mangan Norge and Ferroglobe Manganèse France. Ferroglobe has completed the acquisition through its wholly-owned subsidiary FerroAtlántica.

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

A nil rate of income tax will currently apply to the first £2 thousand of dividend income received by an individual shareholder in a tax year (the “Nil Rate Amount”), regardless of what tax rate would otherwise apply to that dividend income. Any dividend income received by an individual shareholder in a tax year in excess of the Nil Rate Amount will be subject to income tax at dividend rates determined by thresholds of income, as follows:

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

Dividend income that is within the dividend Nil Rate Amount counts towards an individual’s basic or higher rate limits and will therefore potentially affect the level of savings allowance to which an individual is entitled, and the rate of tax that is due on any dividend income in excess of the Nil Rate Amount. In calculating into which tax band any dividend income over the nil rate falls, savings and dividend income are treated as the highest part of an individual’s income. Where an individual has both savings and dividend income, the dividend income is treated as the top slice.

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

If an individual holder of ordinary shares who is subject to U.K. income tax at either the higher or the additional rate becomes liable to U.K. capital gains tax on the disposal of ordinary shares, the applicable rate will be 20%. For an individual holder of ordinary shares who is subject to U.K. income tax at the basic rate and liable to U.K. capital gains tax on such disposal, the applicable rate would be 10%, save to the extent that any capital gains exceed the unused basic rate tax band. In that case, the rate applicable to the excess would be 20%. No indexation allowance will be available to an individual holder of ordinary shares in respect of any disposal of such shares. However, the capital gains tax annual exempt amount (which is £12,000 (2019/20) for individuals (2018/19: £11,700)) may be available to exempt any chargeable gain, to the extent that the exemption has not already been utilized.

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

Transfers of ordinary shares within a clearance service or depositary receipt system should not give rise to a liability to U.K. stamp duty or SDRT, provided that no instrument of transfer is entered into and that no election that applies to the ordinary shares is or has been made by the clearance service or depositary receipt system under Section 97A of the U.K. Finance Act 1986.

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

Electronic copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov. The Commission’s telephone number is 1‑800‑SEC‑0330.

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

Notes and cross currency swap

In February 2017, the Company completed a restructuring of its finances which included the issue of $350,000 thousand 9.375% senior notes due 2022 and the repayment of certain existing indebtedness denominated in a number of currencies across its subsidiaries. The Company is exposed to foreign exchange risk as the interest and principal of the Notes is payable in US dollars, whereas its operations principally generate a combination of US dollar and Euro cash flows. Following approval by the Board, the Company entered into a cross-currency interest rate swap (the “CCS”) to exchange 55% of the principal and interest payments due in US dollars for principal and interest payments in Euros. Under the CCS, on a semi-annual basis the Company will receive interest of 9.375% on a notional of $192,500 thousand and pay interest of 8.062% on a notional of €176,638 thousand and it will exchange these Euro and US dollar notional amounts at maturity of the Notes in 2022. The timing of payments of interest and principal under the CCS coincide exactly with those of the Notes. The fair value of the CCS at December 31, 2018 was a liability of $20,384 thousand (2017: $33,648 thousand).

The Parent Company, which has a Euro functional currency, has designated $150,000 thousand of the notional amount of the CCS as a cash flow hedge of the variability of the Euro functional currency equivalents of the future US dollar cash flows of $150,000 thousand of the principal amount of the Notes. The remaining $42,500 thousand of the notional amount of the CCS is not designated as a cash flow hedge and is accounted for at fair value through profit or loss. The Company has performed a sensitivity analysis that indicates that if the Euro was to strengthen (weaken) against the US Dollar by 10% it would record a loss (gain) of $4,615 thousand in respect of the portion of the CCS accounted for at fair value through profit or loss (2017: $5,831 thousand).

Interest rate risk

Ferroglobe is exposed to interest rate risk in respect of its financial liabilities that bear interest at floating rates. These primarily comprise credit facilities and obligations under finance leases related to hydroelectrical installations.

At December 31, the Company’s interest-bearing financial liabilities were as follows:

	2018
	Fixed rate	Floating rate	Total
	US$'000	US$'000	US$'000
Bank borrowings	—	141,012	141,012
Obligations under finance leases	—	66,471	66,471
Debt instruments	352,595	—	352,595
Other financial liabilities (*)	61,849	—	61,849
	414,444	207,483	621,927

(*)  Other financial liabilities comprise loans from government agencies and exclude derivative financial instruments.

	2017
	Fixed rate	Floating rate	Total
	US$'000	US$'000	US$'000
Bank borrowings	—	1,003	1,003
Obligations under finance leases	—	82,633	82,633
Debt instruments	350,270	—	350,270
Other financial liabilities (*)	86,238	13,153	99,391
	436,508	96,789	533,297

(*)     Other financial liabilities comprise loans from government agencies and exclude derivative financial instruments.

The Company’s finance leases related to its Spanish hydroelectrical installations bear interest at a floating rate tied to EURIBOR. In May 2012, the Company entered into interest rate swaps to fix the interest payable in respect of these lease obligations. During the year ended December 31, 2018, the Company did not enter into any new interest rate derivatives. The market value of the Company’s interest rate swap derivatives at December 31, 2018 was a liability of $3,079 thousand, compared to $4,392 thousand at December 31, 2017.

In respect of the above financial liabilities, at December 31, 2018, the Company had floating to fixed interest rate swaps in place covering 31% of its exposure to floating interest rates (2017: 83%). The decrease in the proportion of floating rate financial liabilities covered by interest rate swaps reflects that during 2018 the Company borrowed under the Revolving Credit Facility that is not covered by an interest rate swap.

At December 31, 2018, the Company performed a sensitivity analysis for floating rate financial liabilities that indicates that an increase of 1% in interest rates would have given rise to additional borrowing costs of $1,425 thousand (2017: $161 thousand).

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

Since August 2017, the Company has sold substantially all of the trade receivables generated by its subsidiaries in the U.S., Canada, Spain and France to an accounts receivable securitization program. This has enabled it to monetize these assets earlier and significantly reduce working capital.

Liquidity risk

The purpose of the Company’s liquidity and financing policy is to ensure that the Company keeps sufficient funds available to meet its financial obligations as they fall due. The Company’s main sources of financing are as follows:

•

$350,000 thousand aggregate principal amount of 9.375% Senior Notes due March 1, 2022 (the “Notes”). The proceeds from the Notes, issued by Ferroglobe and Globe (together, the “Issuers”) on February 15, 2017, were primarily used to repay certain existing indebtedness of the Parent Company and its subsidiaries. Interest is payable semi-annually on March 1 and September 1 of each year. If Ferroglobe experiences a change of control, the Company is required to offer to redeem the Notes at 101% of their principal amount (further information below).

•

$200,000 thousand Revolving Credit Facility. Loans under the Revolving Credit Facility may be borrowed, repaid and reborrowed until the maturity of the facility in February 2021. Borrowings are available to be used to provide for the working capital and general corporate requirements of the Parent Company and its subsidiaries (including permitted acquisitions and permitted capital expenditures). On February 22, 2019, the Company amended the Revolving Credit Facility, which reduced the availability under the facility from $250,000 thousand to $200,000 thousand and provided for modified covenants for an interim period. The amendment suspended the existing covenant to maintain a maximum total net leverage ratio during an interim period beginning with the first quarter of 2019 and continuing through the first quarter of 2020 and provides a new covenant to maintain a maximum secured net leverage ratio and a new covenant to maintain a minimum cash liquidity level. The new covenants will be in effect only during the interim period, after which the existing covenant to maintain a maximum total net leverage ratio will be reinstated.  The minimum cash liquidity level required during the interim period is the greater of $150,000 thousand or the Revolving Facility Usage, as defined, in the Revolving Credit Facility Agreement. At December 31, 2018, the principal outstanding on the Revolving Credit Facility was $135,919 thousand.

•

Hydroelectric finance lease. In May 2012, the Company entered into a sale and leaseback agreement with respect to certain hydroelectric assets in Spain. The lease payments are due in 120 installments from May 2012 to maturity in May 2022.

The Indenture governing the Company’s Notes includes change of control provisions that would require the Company to offer to redeem the outstanding Notes at a purchase price in cash equal to 101% of the principal amount of the notes, plus any accrued and unpaid interest in the event of a change of control.  A change in control is defined in the Indenture as the occurrence of any of the following:

1.

If the Company becomes aware, that any person or group, other than one of the Permitted Holders (which is defined as Grupo Villar Mir (GVM), Alan Kestenbaum or members of senior management) or affiliates of those Permitted Holders, directly or indirectly controls 35% or more of the Company’s voting stock and the aggregate voting stock of the Permitted Holders is the same or a lesser percentage;

2.	If the Company sells or otherwise disposes of all or substantially all of its assets;
3.	If the Company ceases to hold directly or indirectly 100% of the capital stock of Globe; or
4.	If the shareholders or the Company or the U.S. subsidiary approve the liquidation or dissolution of either the Company or Globe.

GVM currently owns approximately 54% of the Company’s voting stock and it is the Company’s understanding that a significant majority of GVM’s shares in the Company are pledged as collateral for GVM’s obligations to certain of its lenders (“GVM Lenders”). An enforcement by the GVM Lenders of their security over GVM’s shares will not automatically give rise to a change of control. There are contractual provisions in place that limit the likelihood of a change of control arising as a result of any such enforcement. These include a limitation on the number of shares that a GVM Lender is entitled to hold (individually or as a part of a group) to no more than 19% of the Company’s outstanding shares and a prohibition on the sale of shares by or on behalf of the GVM Lenders to any purchaser other than one who is believed to be a passive investor who would, following the acquisition, own no more than 15% of the Company’s outstanding share capital.

A change of control may occur if a person other than a Permitted Holder were to acquire 35% or more of the Company’s outstanding shares at a time when the Permitted Holders held an equal or lesser percentage. So long as GVM maintains its current shareholding, that cannot occur. The position would be less clear following an enforcement and sale of shares by the GVM Lenders to a number of purchasers (per the terms above), as the contractual restrictions on share holdings then may cease to apply. Even so, building a significant stake in the Company would impose disclosure obligations on such a purchaser and is unlikely to occur on an unforeseen or precipitate basis.

Based on our review of the provisions cited above, the Company has concluded that a change of control as defined in the Indenture is unlikely to occur and, accordingly, that the requirement to offer to redeem the Notes at the above-referenced premium is unlikely to come into play.  Even if such unlikely developments were to occur, the Company believes it would have access to the credit markets and could utilize other cash generating initiatives, such as permitted divestitures of non-core assets, in order to meet its obligation to offer to redeem the Notes and fulfill such redemption on a timely basis.

Further, on February 22, 2019, the Company amended its Revolving Credit Facility to afford the Company additional flexibility under its financial maintenance covenants during an interim period beginning with the first quarter of 2019 and continuing through the first quarter of 2020.

The Company is committed to continuing to enhance its liquidity and capital structure and is looking at alternative financing arrangements and further non-core asset divestitures.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A.    Debt Securities.

Not applicable.

B.    Warrants and Rights.

Not applicable.

C.    Other Securities.

Not applicable.

D.    American Depositary Shares.

Not applicable.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None of these events occurred in any of the years ended December 31, 2018, 2017 and 2016.

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

Our principal executive officer and principal financial officer have conducted an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report. Based on that evaluation, they have concluded that our disclosure controls and procedures were effective.

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

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, management conducted an assessment of the effectiveness of our internal control over financial reporting as of the end of the period covered by this annual report based on criteria established in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on those criteria, management concluded that, as of the end of the period covered by this annual report, our internal control over financial reporting is effective.

Our management’s assessment and conclusion on the effectiveness of our internal control over financial reporting as of December 31, 2018 excludes associated transactions and balances derived from the acquisition of Ferroglobe Mangan Norge AS and Ferroglobe Manganèse France SAS (collectively the “Acquired Business”), in accordance with applicable guidance provided by the SEC.

The Acquired Business constitutes approximately 6% of our total assets and 10% of net revenue as of and for the year ended December 31, 2018.

Attestation report of the registered public accounting firm

The report of Deloitte, S.L., our Independent Registered Public Accounting Firm, on our internal control over financial reporting is included herein.

C.Changes in internal control over financial reporting

In addition to integrating the acquired business during 2018, remediation activities were successfully undertaken to address matters identified in our material weakness conclusion as at the end of 2017. In particular we have completed the following actions;

•	An Internal Audit function was fully established by the beginning of 2018 and this has been further strengthened with the appointment of PwC as co-source provider to the function;
•	The finance teams across the group have been strengthened with additional qualified resources;
•	Formal control completion reviews are now undertaken facilitated by the implementation of control documentation software.

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

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table provides information on the aggregate fees billed by our principal accountant Deloitte or by other firms, to Ferroglobe PLC and subsidiaries, classified by type of service rendered for the periods indicated, in thousands of U.S. Dollars:

($ thousands)	2018	2017
Audit Fees	6,007	4,854
Audit-Related Fees	20	507
Tax Fees	84	91
Total	6,111	5,452

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

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

During 2018, we repurchased our ordinary shares as described in the following table:

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c)Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number (or approximately dollar value) of shares that may yet be purchased under the plans or programs
	(In U.S dollars, except share number)

August 21 - August 31	13,117	7.99	13,117	—
September 1 - September 30	424,994	7.95	424,994	—
October 1 - October 31	2,092,499	6.70	2,092,499	—
November 1 - November 7	363,439	6.65	363,439	—
Total	2,894,049	6.89	2,894,049	—

At a general meeting of its shareholders held on August 3, 2018, shareholders granted authority to the Company to effect share repurchases. The Company is accordingly authorized for a period of five years to enter into contracts with appointed brokers under which the Company may undertake purchases of its ordinary shares, acquired by the brokers on the NASDAQ and through other permitted channels, of up to approximately 10% of its issued ordinary share capital, at a minimum price of $0.01 per share, at a maximum price for such shares of 5% above the average volume-weighted average price of the Company's shares over the five business days prior to purchase and subject to additional restrictions (including as to pricing, volume, timing and the use of brokers or dealers) under applicable U.S. securities laws.

On August 21, 2018, the Company announced a share repurchase program authorized by the Board of Directors which allowed for the purchase of up to $20,000 thousand of the Company's ordinary shares in the period ending December 31, 2018. On November 7, 2018, the Company completed the repurchase program, resulting in the acquisition of a total of 2,894,049 ordinary shares for total consideration of $20,100 thousand, including applicable stamp duty of $100. The average price paid per share was $6.89. The share repurchase program resulted in 1,152,958 ordinary shares purchased and cancelled and 1,741,091 ordinary shares purchased into treasury, all of which remained held in treasury at December 31, 2018.

ITEM 16F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.  CORPORATE GOVERNANCE.

As a “foreign private issuer,” as defined by the SEC, although we are permitted to follow certain corporate governance practices of England and Wales, instead of those otherwise required under NASDAQ rules for domestic issuers, we intend to follow the NASDAQ corporate governance rules applicable to foreign private issuers. While we voluntarily follow most NASDAQ corporate governance rules, we intend to take advantage of the following limited exemptions:

•	Exemption from filing quarterly reports on Form 10‑Q or providing current reports on Form 8‑K disclosing significant events within four days of their occurrence;
•

Exemption from Section 16 rules regarding sales of ordinary shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the U.S. Exchange Act;

•

Exemption from the NASDAQ rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the NASDAQ rules, as permitted by the foreign private issuer exemption;

•

Exemption from the requirement that our Board have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Currently, our Compensation Committee is composed entirely of independent directors, but we are not certain at this time that we would not take advantage of this exception in the future; and

•

Exemption from the requirements that director nominees are selected, or recommended for selection by our Board, either by (1) independent directors constituting a majority of our Board’s independent directors in a vote in which only independent directors participate, or (2) a nominations committee composed solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

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

ITEM 18.     FINANCIAL STATEMENTS.

Our Consolidated Financial Statements are included at the end of this annual report.

ITEM 19.     EXHIBITS.

Exhibit No.	Exhibit Description
1.1	Articles of Association of Ferroglobe PLC, dated as of October 26, 2017 (incorporated by reference to Exhibit 1.1 to the annual report on Form 20-F filed by the Company on April 30, 2018)

3.1

Amended and Restated Shareholder Agreement, dated as of November 21, 2017, between Grupo VM and Ferroglobe (incorporated by reference to Exhibit 3.1 to the annual report on Form 20-F filed by the Company on April 30, 2018)

3.2

Amendment No. 1, dated January 23, 2018, to the Grupo VM Shareholder Agreement, between Grupo VM and Ferroglobe (incorporated by reference to Exhibit 3.2 to the annual report on Form 20-F filed by the Company on April 30, 2018)

3.3

Shareholder Agreement, dated as of December 23, 2015, between Alan Kestenbaum, certain of his affiliates and Ferroglobe (incorporated by reference to Exhibit 4.3 to the registration statement on Form F‑1 filed by the Company on February 18, 2016)

4.1

Amended and Restated Business Combination Agreement, dated as of May 5, 2015, by and between Globe, Grupo VM, FerroAtlántica, Ferroglobe and Merger Sub (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8‑K filed by Globe with the SEC on May 6, 2015)

4.2

Letter Agreement, dated November 11, 2015, by and among Globe, Grupo VM, FerroAtlántica, Ferroglobe and Merger Sub (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8‑K filed by Globe with the SEC on November 12, 2015)

4.3

First Amendment to Amended and Restated Business Combination Agreement, dated September 10, 2015 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8‑K filed by Globe with the SEC on September 11, 2015)

4.4

Credit Agreement, dated as of February 27, 2018, among Ferroglobe PLC, as borrower, the guarantors party thereto, the lenders party thereto, PNC Bank, National Association, as Administrative Agent, PNC Bank, National Association, as Issuing Lender and Swing Loan Lender, PNC Capital Markets LLC, Citizens Bank, National Association and BMO Capital Markets Corp., as Joint Legal Arrangers and Bookrunners, Citizens Bank, National Association, as Syndication Agent, and BMO Capital Markets Corp., as Documentation Agent (incorporated by reference to Exhibit 4.8 to the annual report on Form 20-F filed by the Company on April 30, 2018)

4.5

First Amendment, dated October 31, 2018, to the Credit Agreement dated February 27, 2018 by and among Ferroglobe PLC, the subsidiary guarantors party thereto, the various financial institutions from time to time party thereto and PNC Bank, as Administrative Agent

Exhibit No.	Exhibit Description
4.6

Second Amendment, dated February 22, 2019, to the Credit Agreement dated February 27, 2018 by and among Ferroglobe PLC, the subsidiary guarantors party thereto, the various financial institutions from time to time party thereto and PNC Bank, as Administrative Agent (incorporated by reference to Exhibit 4.1 on Form 6‑K filed by the Company on February 26, 2019)

4.7

Indenture governing the $350,000,000 aggregate principal amount of 9.375% Senior Notes due 2022, dated as of February 15, 2017, among Ferroglobe PLC and Globe Specialty Metals, Inc., as Issuers, the Guarantors party thereto and Wilmington Trust, National Association, as Trustee, Registrar, Transfer Agent and Paying Agent (incorporated by reference to Exhibit 4.35 to the annual report on Form 20-F filed by the Company on May 1, 2017)

4.8†

Employment Agreement, dated January 27, 2011, between Globe and Alan Kestenbaum (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10‑Q filed by Globe with the SEC on May 12, 2011)

4.9†

Amendment, dated February 22, 2015, to the Employment Agreement, dated January 27, 2011, between Globe and Alan Kestenbaum (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8‑K filed by Globe with the SEC on February 23, 2015)

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

4.12†	Service Agreement, dated June 21, 2016, between Ferroglobe and Pedro Larrea Paguaga (incorporated by reference to Exhibit 4.13 to the annual report on Form 20-F filed by the Company on April 30, 2018)

4.13†	Amended and Restated Service Agreement, dated June 28, 2017, between Ferroglobe and Pedro Larrea Paguaga

4.14†	2016 Equity Incentive Plan (incorporated by reference to Exhibit 4.14 to the annual report on Form 20-F filed by the Company on April 30, 2018)

4.15†	2006 Employee, Director and Consultant Stock Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S‑1 filed by Globe with the SEC on July 25, 2008)

4.16†	Amendments to 2006 Employee, Director and Consultant Stock Plan (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10‑Q filed by Globe with the SEC on February 11, 2011)

4.17†	2010 Annual Executive Bonus Plan (incorporated by reference to Exhibit 10.15 to the Annual Report on Form 10‑K filed by Globe with the SEC on September 28, 2010)

4.18†	2011 Annual Executive Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10‑Q filed by Globe with the SEC on May 12, 2011)

4.19†	2012 Long-Term Incentive Plan (incorporated by reference to Exhibit B to Globe’s Proxy Statement filed on October 28, 2011)

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

8.1	List of Significant Subsidiaries

12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Principal Executive Officers and Principal Financial Officer Pursuant to 18 U.S.C. 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Deloitte, S.L., Independent Registered Public Accounting Firm for Ferroglobe PLC

16.1	Mine Safety and Health Administration Safety Data

101	Interactive Data Files formatted in XBRL (Extensible Business Reporting Language)

†Management contract or compensatory plan or arrangement

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 29, 2019

Ferroglobe PLC
(Registrant)

	By:	/s/ Pedro Larrea Paguaga
Pedro Larrea Paguaga
Principal Executive Officer

	By:	/s/ Phillip Murnane
Phillip Murnane
Principal Accounting Officer

FERROGLOBE PLC

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements as of December 31, 2018 and 2017 and for each of the three years ended December 31, 2018, 2017 and 2016

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018, 2017, and 2016

F‑2
Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting as of December 31, 2018	F‑3
Consolidated Statement of Financial Position as of December 31, 2018 and 2017	F‑5
Consolidated Income Statement for the years ended December 31, 2018, 2017 and 2016	F‑6
Consolidated Statement of Comprehensive Income (Loss) for the years ended December 31, 2018, 2017 and 2016	F‑7
Consolidated Statement of Changes in Equity for the years ended December 31, 2018, 2017 and 2016	F‑8
Consolidated Statement of Cash Flows for the years ended December 31, 2018, 2017 and 2016	F‑9
Notes to the Consolidated Financial Statements	F‑10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ferroglobe PLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Ferroglobe PLC and subsidiaries (the "Company") as of December 31, 2018 and 2017, and the related consolidated income statements, the consolidated statements of comprehensive income (loss), the consolidated statements of changes in equity, and the consolidated statements of cash flows for each of the three years in the period ended December 31, 2018 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2019, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

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

April 29, 2019

We have served as the Company´s auditor since 1992.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ferroglobe PLC

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Ferroglobe PLC and subsidiaries (the “Company”) as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of the Company as of December 31, 2018 and our report dated April 29, 2019, expressed an unqualified opinion on those financial statements.

As described in management’s annual report on internal control over financial reporting, management excluded from its assessment the internal control over financial reporting as it relates to the associated transactions and balances derived as a result of the acquisition of Ferroglobe Mangan Norge AS and Ferroglobe Manganèse France SAS (collectively, the “Acquired Business”), and which represents approximately 6% of total assets and 10% of net revenue of the consolidated financial statement amounts as of and for the year ended December 31, 2018. Accordingly, our audit did not include the internal control over financial reporting at the Acquired Business.

Basis for Opinion

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

/s/ Deloitte, S.L.

Madrid, Spain

April 29, 2019

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2018 AND 2017
Thousands of U.S. Dollars

		2018	2017
	Notes	US$'000	US$'000
ASSETS
Non-current assets
Goodwill	Note 7	202,848	205,287
Other intangible assets	Note 8	51,822	58,658
Property, plant and equipment	Note 9	888,862	917,974
Other non-current financial assets	Note 10	70,343	89,315
Deferred tax assets	Note 22	14,589	5,273
Non-current receivables from related parties	Note 23	2,288	2,400
Other non-current assets	Note 12	10,486	30,059
Total non-current assets		1,241,238	1,308,966
Current assets
Inventories	Note 11	456,970	361,231
Trade and other receivables	Note 10	155,996	111,463
Current receivables from related parties	Note 23	14,226	4,572
Current income tax assets	Note 22	27,404	17,158
Other current financial assets	Note 10	2,523	2,469
Other current assets	Note 12	8,813	9,926
Cash and cash equivalents	Note 10	216,647	184,472
Total current assets		882,579	691,291
Total assets		2,123,817	2,000,257
EQUITY AND LIABILITIES
Equity
Share capital		1,784	1,796
Reserves		941,707	996,380
Translation differences		(207,366)	(164,675)
Valuation adjustments		(11,559)	(16,799)
Result attributable to the Parent		43,661	(678)
Non-controlling interests		116,145	121,734
Total equity	Note 13	884,372	937,758
Non-current liabilities
Deferred income		1,434	3,172
Provisions	Note 15	75,787	82,397
Bank borrowings	Note 16	132,821	—
Obligations under finance leases	Note 17	53,472	69,713
Debt instruments	Note 18	341,657	339,332
Other financial liabilities	Note 19	32,788	49,011
Other non-current liabilities	Note 21	25,030	3,536
Deferred tax liabilities	Note 22	77,379	65,142
Total non-current liabilities		740,368	612,303
Current liabilities
Provisions	Note 15	40,570	33,095
Bank borrowings	Note 16	8,191	1,003
Obligations under finance leases	Note 17	12,999	12,920
Debt instruments	Note 18	10,937	10,938
Other financial liabilities	Note 19	52,524	88,420
Payables to related parties	Note 23	11,128	12,973
Trade and other payables	Note 20	256,823	192,859
Current income tax liabilities	Note 22	2,335	7,419
Other current liabilities	Note 21	103,570	90,569
Total current liabilities		499,077	450,196
Total equity and liabilities		2,123,817	2,000,257

Notes 1 to 30 are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT FOR 2018, 2017 AND 2016
Thousands of U.S. Dollars

		2018	2017	2016 (*)
	Notes	US$'000	US$'000	US$'000

Sales	Note 25.1	2,274,038	1,741,693	1,576,037
Cost of sales		(1,447,354)	(1,043,395)	(1,043,412)
Other operating income		46,037	18,199	26,215
Staff costs	Note 25.2	(341,064)	(301,963)	(296,399)
Other operating expense		(283,930)	(239,926)	(243,946)
Depreciation and amortization charges, operating allowances and write-downs	Note 25.3	(119,137)	(104,529)	(125,677)
Impairment losses	Note 25.5	(58,919)	(30,957)	(268,089)
Net (loss) gain due to changes in the value of assets	Note 25.5	(7,623)	7,504	1,891
Gain (loss) on disposal of non-current assets	Note 25.6	14,564	(4,316)	340
Bargain purchase gain	Note 5	40,142	—	—
Other losses	Note 29	—	(2,613)	(40)
Operating profit (loss)		116,754	39,697	(373,080)
Finance income	Note 25.4	5,374	3,708	1,536
Finance costs	Note 25.4	(62,022)	(65,412)	(30,251)
Financial derivative gain (loss)	Note 19	2,838	(6,850)	—
Exchange differences		(14,136)	8,214	(3,513)
Profit (loss) before tax		48,808	(20,643)	(405,308)
Income tax (expense) benefit	Note 22	(24,235)	14,821	46,695
Profit (loss) for the year		24,573	(5,822)	(358,613)
Loss attributable to non-controlling interests	Note 13	19,088	5,144	20,186
Profit (loss) attributable to the Parent		43,661	(678)	(338,427)

Earnings per share
		2018	2017	2016 (*)
Profit (loss) attributable to the Parent (US$'000)		43,661	(678)	(338,427)
Weighted average basic shares outstanding		171,406,272	171,949,128	171,838,153
Basic earnings (loss) per ordinary share (US$)	Note 14	0.25	(0.00)	(1.97)
Weighted average basic shares outstanding		171,406,272	171,949,128	171,838,153
Effect of dilutive securities		123,340	—	—
Weighted average dilutive shares outstanding		171,529,612	171,949,128	171,838,153
Diluted earnings (loss) per ordinary share (US$)	Note 14	0.25	(0.00)	(1.97)

(*)  The amounts for 2016 have been re-presented to show the results of the Spanish energy business within profit (loss) from continuing operations, as described in Note 1 to the consolidated financial statements.

Notes 1 to 30 are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS) FOR 2018, 2017 AND 2016
Thousands of U.S. Dollars

	2018	2017	2016
	US$'000	US$'000	US$'000

Net profit (loss)	24,573	(5,822)	(358,613)

Items that will not be reclassified subsequently to income or loss:
Defined benefit obligation	3,568	4,511	4,297
Tax effect	(296)	—	—
Total	3,272	4,511	4,297

Items that may be reclassified subsequently to income or loss:
Arising from cash flow hedges	10,006	(24,171)	—
Translation differences	(45,435)	54,670	(319)
Tax effect	—	—	—
Total income and expense recognized directly in equity	(35,429)	30,499	(319)

Items that have been reclassified to income or loss in the period:
Arising from cash flow hedges	(7,228)	15,138	3,002
Tax effect	(190)	(390)	(751)
Total transfers to income or loss	(7,418)	14,748	2,251

Other comprehensive (loss) income for the year, net of income tax	(39,575)	49,758	6,229

Total comprehensive income (loss) for the year	(15,002)	43,936	(352,384)

Attributable to the Parent	4,976	47,158	(332,198)
Attributable to non-controlling interests	(19,978)	(3,222)	(20,186)

Notes 1 to 30 are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR 2018, 2017 AND 2016
Thousands of U.S. Dollars

	Total Amounts Attributable to Owners
	Issued	Share		Translation	Valuation	Result for	Non-controlling
	Shares	Capital	Reserves	Differences	Adjustments	the Year	Interests	Total
	(Thousands)	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2016	171,838	1,288,787	143,170	(217,104)	(18,435)	(43,268)	141,823	1,294,973
Comprehensive (loss) income for 2016	—	—	—	(319)	6,548	(338,427)	(20,186)	(352,384)
Share decrease (net effect)	—	(1,287,068)	1,287,068	—	—	—	—	—
Share issuance costs	—	—	(275)	—	—	—	—	(275)
Dividends paid	—	—	(54,988)	—	—	—	—	(54,988)
Distribution of 2015 loss	—	—	(43,268)	—	—	43,268	—	—
Other changes	—	76	721	—	—	—	3,919	4,716
Balance at December 31, 2016	171,838	1,795	1,332,428	(217,423)	(11,887)	(338,427)	125,556	892,042
Comprehensive income (loss) for 2017	—	—	—	52,748	(4,912)	(678)	(3,222)	43,936
Issue of share capital	139	1	179	—	—	—	—	180
Share-based compensation	—	—	2,405	—	—	—	—	2,405
Distribution of 2016 loss	—	—	(338,427)	—	—	338,427	—	—
Dividends paid to joint venture partner	—	—	—	—	—	—	(7,350)	(7,350)
Non-controlling interest arising on the acquisition of FerroSolar Opco Group S.L.	—	—	—	—	—	—	6,750	6,750
Other changes	—	—	(205)	—	—	—	—	(205)
Balance at December 31, 2017	171,977	1,796	996,380	(164,675)	(16,799)	(678)	121,734	937,758
Comprehensive (loss) income for 2018	—	—	—	(44,276)	5,591	43,661	(19,978)	(15,002)
Issue of share capital	40	—	240	—	—	—	—	240
Cash settlement of equity awards	—	—	(680)	—	—	—	—	(680)
Share-based compensation	—	—	2,798	—	—	—	—	2,798
Distribution of 2017 loss	—	—	(678)	—	—	678	—	—
Dividends paid	—	—	(20,642)	—	—	—	—	(20,642)
Own shares acquired	(1,153)	(12)	(20,088)	—	—	—	—	(20,100)
Increase of Parent's ownership interest in FerroAtlántica de Venezuela S.A.	—	—	(15,623)	1,585	(351)	—	14,389	—
Balance at December 31, 2018	170,864	1,784	941,707	(207,366)	(11,559)	43,661	116,145	884,372

Notes 1 to 30 are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS FOR 2018, 2017 AND 2016
Thousands of U.S. Dollars

	2018	2017	2016
	US$'000	US$'000	US$'000

Cash flows from operating activities:
Profit (loss) for the year	24,573	(5,822)	(358,613)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Income tax expense (benefit)	24,235	(14,821)	(46,695)
Depreciation and amortization charges, operating allowances and write-downs	119,137	104,529	125,677
Finance income	(5,374)	(3,708)	(1,536)
Finance costs	62,022	65,412	30,251
Financial derivative (gain) loss	(2,838)	6,850	—
Exchange differences	14,136	(8,214)	3,513
Impairment losses	58,919	30,957	268,089
Bargain purchase gain	(40,142)	—	—
Loss (gain) due to changes in the value of assets	7,623	(7,504)	(1,891)
(Gain) loss on disposal of non-current assets	(14,564)	4,316	(340)
Share-based compensation	2,798	2,405	—
Other loss	—	2,613	40
Changes in operating assets and liabilities:
(Increase) decrease in inventories	(101,024)	(16,274)	108,207
(Increase) decrease in trade and other receivables	(25,807)	50,168	56,297
Increase in trade and other payables	55,410	17,613	28,572
Other amounts paid due to operating activities	(25,901)	(12,251)	(50,001)
Income tax paid	(36,408)	(26,764)	(10,933)
Interest paid	(43,018)	(39,130)	(29,468)
Net cash provided by operating activities	73,777	150,375	121,169
Cash flows from investing activities:
Interest and finance income received	3,833	952	1,554
Payments due to investments:
Acquisition of subsidiaries	(20,379)	—	—
Other intangible assets	(3,313)	(811)	(4,914)
Property, plant and equipment	(106,136)	(74,616)	(71,119)
Other financial assets	—	(343)	(9,912)
Disposals:
Disposal of subsidiaries	20,533	—	—
Other non-current assets	12,734	—	—
Other	6,853	—	110
Net cash used by investing activities	(85,875)	(74,818)	(84,281)
Cash flows from financing activities:
Dividends paid	(20,642)	—	(54,988)
Payment for debt issuance costs	(4,905)	(16,765)	—
Repayment of other financial liabilities	(33,096)	—	—
Proceeds from debt issuance	—	350,000	—
Increase (decrease) in bank borrowings:
Borrowings	252,200	31,455	124,384
Payments	(106,514)	(453,948)	(81,237)
Proceeds from stock option exercises	240	180	—
Other amounts (paid) received due to financing activities	(13,880)	(24,319)	61,758
Payments to acquire or redeem own shares	(20,100)	—	—
Net cash provided (used) by financing activities	53,303	(113,397)	49,917
Total net cash flows for the year	41,205	(37,840)	86,805
Beginning balance of cash and cash equivalents	184,472	196,982	116,666
Exchange differences on cash and cash equivalents in foreign currencies	(9,030)	25,330	(6,489)
Ending balance of cash and cash equivalents	216,647	184,472	196,982

Notes 1 to 30 are an integral part of the consolidated financial statements

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017, and 2016

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

On December 23, 2015, Ferroglobe PLC consummated the acquisition (“Business Combination”) of Globe Specialty Metals, Inc. and subsidiaries (“GSM” or “Globe”) and Grupo FerroAtlántica, S.A.U. (“FerroAtlántica”).

Presentation of results of Spanish energy business

As described in Note 29 of these financial statements, the Company signed an agreement for the sale of its Spanish energy business on December 12, 2016. The results of operations of the division were previously presented as a discontinued operation in the consolidated financial statements for the year ended December 31, 2016 and the assets and liabilities of the business were classified as held for sale in accordance with requirements of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations as of December 31, 2016. Subsequently, in July 2017, the Company announced that it did not receive the necessary regulatory approvals to divest of these assets and the sale did not proceed. Accordingly, the results of Spanish energy business are presented within continuing operations for the years ended December 31, 2018 and 2017 and the consolidated income statement for the year ended 2016 has been re-presented to show the results of the Spanish energy business within income from continuing operations.

2.    Organization and Subsidiaries

Ferroglobe has a diversified production base consisting of production facilities across the United States, Europe, South America, South Africa and Asia.

The subsidiaries of Ferroglobe as of December 31, 2018, classified by business activity, were as follows:

	Percentage of Ownership
	Direct	Total	Line of Business	Registered
Alabama Sand and Gravel, Inc.	—	100.0	Electrometallurgy - North America	Delaware - USA
Alden Resources, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
Alden Sales Corporation, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
ARL Resources, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
ARL Services, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
Core Metals Group Holdings, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
Core Metals Group, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
Gatliff Services, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
GBG Holdings, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
Globe Metallurgical Inc.	—	100.0	Electrometallurgy - North America	Delaware - USA
Globe Metals Enterprises, Inc.	—	100.0	Electrometallurgy - North America	Delaware - USA
GSM Alloys I, Inc.	—	100.0	Electrometallurgy - North America	Delaware - USA
GSM Alloys II, Inc.	—	100.0	Electrometallurgy - North America	Delaware - USA
GSM Enterprises Holdings, Inc.	—	100.0	Electrometallurgy - North America	Delaware - USA
GSM Enterprises, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
GSM Sales, Inc.	—	100.0	Electrometallurgy - North America	Delaware - USA
LF Resources, Inc.	—	100.0	Electrometallurgy - North America	Delaware - USA
Metallurgical Process Materials, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
Norchem, Inc.	—	100.0	Electrometallurgy - North America	Florida - USA
QSIP Canada ULC	—	100.0	Electrometallurgy - North America	Canada
Quebec Silicon General Partner	—	51.0	Electrometallurgy - North America	Canada
Quebec Silicon Limited Partnership	—	51.0	Electrometallurgy - North America	Canada
Tennessee Alloys Company, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
West Virginia Alloys, Inc.	—	100.0	Electrometallurgy - North America	Delaware - USA
WVA Manufacturing, LLC	—	51.0	Electrometallurgy - North America	Delaware - USA
Cuarzos Industriales, S.A.U.	—	100.0	Electrometallurgy - Europe	A Coruña - Spain
Ferroatlántica del Cinca, S.L. (1)	—	99.9	Electrometallurgy - Europe	Spain
Ferroatlántica, S.A.U. (2)	—	100.0	Electrometallurgy - Europe	Madrid - Spain
Ferroglobe Mangan Norge AS (1)	—	100.0	Electrometallurgy - Europe	Norway
Ferroglobe Manganese France SAS (1)	—	100.0	Electrometallurgy - Europe	France
FerroPem, S.A.S.	—	100.0	Electrometallurgy - Europe	France
Grupo FerroAtlántica, S.A.U	100	100.0	Electrometallurgy - Europe	Madrid - Spain
Islenska Kisilfelagio EHF (Icelandic Silicon Corp.)	—	20.1	Electrometallurgy - Europe	Iceland
Kintuck (France) SAS (1)	—	100.0	Electrometallurgy - Europe	France
Kintuck AS (1)	—	100.0	Electrometallurgy - Europe	Norway
Rocas, Arcillas y Minerales, S.A.	—	66.7	Electrometallurgy - Europe	A Coruña - Spain
Rebone Mining (Pty.), Ltd.	—	74.0	Electrometallurgy - South Africa	Polokwane - South Africa
Silicon Smelters (Pty.), Ltd.	—	100.0	Electrometallurgy - South Africa	Polokwane - South Africa
Silicon Technology (Pty.), Ltd.	—	100.0	Electrometallurgy - South Africa	South Africa
Thaba Chueu Mining (Pty.), Ltd.	—	74.0	Electrometallurgy - South Africa	Polokwane - South Africa
16 Front Street, LLC	—	100.0	Other segments	Delaware - USA
Actifs Solaires Bécancour, Inc	—	100.0	Other segments	Canada
Cuarzos Indus. de Venezuela (Cuarzoven), S.A.	—	100.0	Other segments	Venezuela
Emix, S.A.S.	—	100.0	Other segments	France
ECPI, Inc.	—	100.0	Other segments	Delaware - USA
FerroAtlántica Canada Company Ltd	—	100.0	Other segments	Canada
Ferroatlántica de México, S.A. de C.V.	—	100.0	Other segments	Nueva León - Mexico
Ferroatlántica de Venezuela (FerroVen), S.A.	—	99.9	Other segments	Venezuela
Ferroatlántica Deutschland, GmbH	—	100.0	Other segments	Germany
Ferroatlántica do Brasil Mineraçao Ltda.	—	70.0	Other segments	Brazil
Ferroatlántica I+D, S.L.U.	—	100.0	Other segments	Madrid - Spain
FerroAtlántica India Private Limited	—	100.0	Other segments	India
FerroAtlántica International Ltd	—	100.0	Other segments	United Kingdom
Ferroatlántica y Cía., F. de Ferroaleac. y Metales, S.C.	—	100.0	Other segments	Madrid - Spain
Ferroatlántica, S.A.U. (2)	—	100.0	Other segments	Madrid - Spain
Ferroglobe Services (UK) PLC	100	100.0	Other segments	United Kingdom
FerroManganese Mauritania SARL	—	90.0	Other segments	Mauritania
Ferroquartz Company Inc.	—	100.0	Other segments	Canada
Ferroquartz Holdings, Ltd (Hong Kong)	—	100.0	Other segments	Hong Kong
FerroQuartz Mauritania SARL	—	90.0	Other segments	Mauritania
FerroQuébec Company Inc.	—	100.0	Other segments	Canada
Ferrosolar OPCO Group SL.	—	75.0	Other segments	Spain
Ferrosolar R&D SL.	—	51.0	Other segments	Spain
FerroTambao, SARL	—	90.0	Other segments	Burkina Faso
Ganzi Ferroatlántica Silicon Industry Company, Ltd.	—	75.0	Other segments	Sichuan - China
GBG Financial LLC	—	100.0	Other segments	Delaware - USA
GBG Holdings, LLC	—	100.0	Other segments	Delaware - USA
Globe Argentina Holdco, LLC	—	100.0	Other segments	Delaware - USA
Globe BG, LLC	—	100.0	Other segments	Delaware - USA
Globe LSE, Inc.	—	100.0	Other segments	Delaware - USA
Globe Metales S.R.L.	—	100.0	Other segments	Argentina
Globe Metallurgical Carbon, LLC	—	100.0	Other segments	Delaware - USA
Globe Specialty Metals, Inc.	100	100.0	Other segments	Delaware - USA
GSM Financial, Inc.	—	100.0	Other segments	Delaware - USA
GSM Netherlands, BV	—	100.0	Other segments	Netherlands
Laurel Ford Resources, Inc.	—	100.0	Other segments	Delaware - USA
Mangshi FerroAtlántica Mining Indus. Serv. Ltd	—	100.0	Other segments	Mangshi, Dehong -Yunnan -China
Mangshi Sinice Silicon Industry Company Limited	—	100.0	Other segments	Mangshi, Dehong -Yunnan -China
MST Financial Holdings, LLC	—	100.0	Other segments	Delaware - USA
MST Financial, LLC	—	100.0	Other segments	Delaware - USA
MST Resources, LLC	—	100.0	Other segments	Delaware - USA
Ningxia Yonvey Coal Industrial Co., Ltd.	—	98.0	Other segments	China
Photosil Industries, SAS	—	100.0	Other segments	France
Silicio Ferrosolar, SLU	—	100.0	Other segments	Spain
Solsil, Inc.	—	92.4	Other segments	Delaware - USA
Ultra Core Polska (UCP)	—	100.0	Other segments	Poland
Ultracore Energy SA	—	100.0	Other segments	Argentina

(1)	Entered into the scope of consolidation during 2018.
(2)	FerroAtlántica, S.A.U. carries on business activities in both “Electrometallurgy – Europe” and “Other segments” (energy business)

Subsidiaries are all companies over which Ferroglobe has control.

Control is achieved when the Company:

•	has power over the investee;
•	is exposed, or has rights, to variable returns from its involvement with the investee; and
•	has the ability to use its power over the investee to affect the amount of the investor’s returns.

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

The consolidated financial statements have been authorized for issuance on April 29, 2019.

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

3.2 International financial reporting standards

Application of new accounting standards

New and amended standards and interpretations adopted by the Company

Standards, interpretations and amendments effective from January 1, 2018, applied by the Company in the preparation of these consolidated financial statements:

•	IFRS 9 ‘Financial Instruments’
•	IFRS 15 ‘Revenue from Contracts with Customers’
•	IFRS 2 (Amendment) ‘Classification and Measurement of Share-based Payment Transactions’
•	IFRS 4 (Amendment). ‘Applying IFRS 9 ‘Financial Instruments’ with IFRS 4 ‘Insurance Contracts’’
•	IFRIC Interpretation 22 ‘Foreign Currency Transactions and Advance Consideration’
•	Annual improvements cycle to IFRS 2014-2016
•	IAS 40 (Amendment) ‘Transfers of Investments Property’

The impacts of applying IFRS 9 and IFRS 15 for the first time are discussed further below. The applications of the other amendments and interpretations above did not have an impact on the consolidated financial statements of the Company. The Company has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

Adoption of IFRS 9 – Financial Instruments

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities, introduces a new impairment model for financial assets, as well as new rules for hedge accounting. The standard replaced IAS 39 – Financial Instruments: Recognition and Measurement, in its entirety. Ferroglobe adopted IFRS 9 and the related consequential amendments to other IFRSs in the financial reporting period beginning January 1, 2018. The Company has applied the new standard in accordance with the transition provisions of IFRS 9.

Comparatives have not been restated. There were no adjustments to opening reserves at January 1, 2018. The Company’s revised accounting policies in relation to financial instruments are provided in Notes 4.5 and 4.6.

Classification and measurement: IFRS 9 provides a single classification and measurement approach for financial assets that reflects the business model in which they are managed and their cash flow characteristics. For financial liabilities the existing classification and measurement requirements of IAS 39 are largely retained. The principal change in classification was that those financial assets previously classified as “loans and receivables” under IAS 39 are now classified as “financial assets measured at amortized cost” (for further details see Note 10). There were no changes in measurement as a result of adopting IFRS 9.

Derecognition of financial liabilities: IFRS 9 sets out that when the terms of a financial liability are modified without this resulting in derecognition, a gain or loss should be recognized. This modification gain or loss is equal to the difference between the present value of the cash flows under the original and modified terms discounted at the original effective interest rate. Previously, under IAS 39, this gain or loss was amortized over the life of the modified financial liability through the effective interest rate. At January 1, 2018, Ferroglobe has no outstanding financial liabilities that had previously been modified and therefore there was no impact to the Company’s statement of financial position upon adoption of IFRS 9. The accounting for any future modifications would follow IFRS 9.

Impairment: IFRS 9 introduced a forward-looking expected credit loss model that may result in earlier recognition of credit losses than the incurred loss model of IAS 39. The simplified approach was used for trade and other receivables. Substantially all of the Company’s trade receivables in the US, Canada, France and Spain are sold and derecognized pursuant to an accounts receivable securitization program (see Note 10). Given the short-term nature of the majority of Ferroglobe’s remaining financial assets, the low level of credit losses and the Company’s active management of credit risk, the effects of the change in impairment model were assessed to be immaterial.

Hedge accounting: IFRS 9 simplified hedge accounting requirements and more closely aligned them to an entity’s risk management strategy. Upon adoption of IFRS 9, Ferroglobe’s existing hedge relationship continued to qualify as an effective cash flow hedge and there was no impact of the standard on the Company’s statement of financial position at January 1, 2018. IFRS 9 has also clarified that when measuring ineffectiveness in a hedging relationship, currency basis is an item that that is present in certain derivatives, such as Ferroglobe’s cross currency swap (see Note 19), but not in the hedged item. This difference may result in increased ineffectiveness and volatility in Ferroglobe’s profit or loss in the future, but the impact of this to date has not been material.

Adoption of IFRS 15 – Revenue from Contracts with Customers

IFRS 15 provides a single model of accounting for revenue arising from contracts with customers, focusing on the identification and satisfaction of performance obligations. The standard replaced all existing revenue standards and interpretations in IFRS. Ferroglobe adopted IFRS 15 for the financial reporting period beginning January 1, 2018.

The Company’s revised accounting policy in relation to revenue is provided in Note 4.16.

Under IFRS 15, revenue from contracts with customers is recognized when or as the Company satisfies a performance obligation by transferring a promised good or service to a customer. A good or service is transferred when the customer obtains control of that good or service. The transfer of control of silicon metal, silicon-based specialty alloys, ferroalloys and other items sold by the Company usually coincides with title passing to the customer and as guided by the Incoterms. The Company principally satisfies its performance obligations at a point in time and the amounts of revenue recognized relating to performance obligations satisfied over time are not significant. The accounting for revenue under IFRS 15 does not, therefore, represent a substantive change from the Company’s previous practice for recognizing revenue from sales to customers. The Company identified certain minor changes in accounting relating to its revenue from contracts with customers but the new standard had no material effect on the group’s net assets as at January 1, 2018 and so no transition adjustment is presented.

New and amended standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for the reporting period ended December 31, 2018 and have not been early adopted by the Company. With the exception of IFRS 16 ‘Leases’, which is discussed further below, there are no standards or interpretations that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

IFRS 16 – Leases

IFRS 16 Leases replaces the existing standard on accounting for leases, IAS 17, and the related interpretations. The Company will apply the standard from its mandatory adoption date of January 1, 2019 and will transition to the standard in accordance with the modified retrospective approach; the prior year figures will not be adjusted. The analysis conducted as part of the Company-wide project on initial application indicated that IFRS 16 will have a material effect on components of the consolidated financial statements and the presentation of the net assets, financial position and results of operations of Ferroglobe:

Balance sheet: IFRS 16 requires lessees to adopt a uniform approach to the presentation of leases. In future, assets must be recognized for the right of use received and liabilities must be recognized for the payment obligations entered into for all leases. The Company will make use of the relief options provided for leases of low-value assets and short-term leases (shorter than twelve months). In contrast, the accounting requirements for lessors remain largely unchanged, particularly with regard to the continued requirements to classify leases according to IAS 17. For leases that have been classified to date as operating leases in accordance with IAS 17, the lease liability will be recognized at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate at the time the standard is first applied. The right-of-use asset will generally be measured at the amount of the lease liability. Advance payments and liabilities from the previous financial year will also be accounted for. The analysis conducted as part of the Company-wide project on initial application indicated the probable recognition of lease liabilities in the balance sheet totaling around $28,250 thousand (January 1, 2019) as a result of the transition. Retained earnings will not change on initial application. Net debt will rise accordingly due to the material increase in lease liabilities.

Income statement: In contrast to the presentation to date of operating lease expenses, in future depreciation charges on right-of-use assets and the interest expense from unwinding of the discount on the lease liabilities will be recognized. In 2019 this change is expected to decrease other operating expenses by $9,684 thousand and increase depreciation expense and finance costs by $8,890 thousand and $1,215 thousand, respectively.

Cash flow statement: The change in presentation of operating lease expenses will result in a corresponding improvement of cash flows from operating activities and a decline in cash flows from financing activities.

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

Other intangible assets include:

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
•

Value in use: the present value of the future cash flows that are expected to be derived from continuing use of the asset and from its ultimate disposal at the end of its useful life, discounted at a rate which reflects the time value of money and the risks specific to the business to which the asset belongs.

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

The Company has elected to apply the limited exemption in IFRS 9 relating to classification, measurement and impairment requirements for financial instruments, and accordingly comparative periods have not been restated and remain in line with the previous standard IAS 39 “Financial Instruments: Recognition and Measurement”. For further understanding of the impact of the transition to IFRS 9, refer to Note 3.

Financial assets

From January 1, 2018, the Company classifies its financial assets into the following categories: those to be measured subsequently at fair value (either through other comprehensive income or through profit or loss) and those to be measured at amortized cost. The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

Financial assets measured at amortized cost

Financial assets are classified as measured at amortized cost when they are held in a business model whose objective is to collect contractual cash flows and the contractual terms of the financial asset give rise on specific dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Such assets are carried at amortized cost using the effective interest method if the time value of money is significant. Gains and losses are recognized in profit or loss when the assets are derecognized or impaired and when interest is recognized using the effective interest method. This category of financial assets includes trade receivables, receivables from related parties and cash and cash equivalents.

Financial assets measured at fair value through other comprehensive income

Debt instruments are classified as measured at fair value through other comprehensive income when they are held in a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets, and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. All movements in the fair value of these financial assets are taken through other comprehensive income, except for the recognition of impairment gains or losses, interest income calculated using the effective interest method and foreign exchange gains and losses. When the financial asset is derecognized, the cumulative fair value gain or loss previously recognized in other comprehensive income is reclassified to the income statement.

Equity instruments are classified as measured at fair value through other comprehensive income if, on initial recognition, the Company makes an irrevocable election to designate the instrument as at fair value through other comprehensive income. The election is made on an instrument-by-instrument basis and is not permitted if the equity investment is held for trading. Fair value gains or losses on revaluation of such equity investments are recognized in other comprehensive income and accumulated in the valuation adjustments reserve. When the equity investment is derecognized, there is no reclassification of fair value gains or losses previously recognized in other comprehensive income to the income statement. Dividends are recognized in the income statement when the right to receive payment is established.

Financial assets measured at fair value through profit or loss

Financial assets are classified as measured at fair value through profit or loss when the asset does not meet the criteria to be measured at amortized cost or at fair value through other comprehensive income. Such assets are carried on the balance sheet at fair value with gains or losses recognized in the income statement. This category includes loans associated with the Company’s accounts receivable securitization program and certain equity investments in listed companies.

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

Impairment of financial assets

The expected credit loss model is applied for recognition and measurement of impairments in financial assets measured at amortized cost and debt instruments held at fair value through other comprehensive income. The loss allowance for the financial asset is measured at an amount equal to the 12-month expected credit losses. If the credit risk on the financial asset has increased significantly since initial recognition, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses. Changes in loss allowances are recognized in profit and loss. For trade receivables, a simplified impairment approach is applied recognizing expected lifetime losses from initial recognition. For this purpose, the Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Company writes off a financial asset when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings, or in the case of trade receivables, when the amounts are over two years past due, whichever occurs sooner. Financial assets written off may still be subject to enforcement activities under the Company’s recovery procedures, considering legal advice where appropriate. Any recoveries made are recognized in profit or loss.

Financial liabilities

The subsequent measurement of financial liabilities depends on their classification, as described below:

Financial liabilities measured at fair value through profit or loss

Financial liabilities that meet the definition of held for trading are classified as measured at fair value through profit or loss. Such liabilities are carried on the balance sheet at fair value with gains or losses recognized in the income statement. This category includes contingent consideration and derivatives, other than those designated as hedging instruments in an effective hedge.

Derivatives designated as hedging instruments in an effective hedge

These derivatives are carried on the balance sheet at fair value. The treatment of gains and losses arising from revaluation is described below in the accounting policy for derivative financial instruments and hedging activities.

Financial liabilities measured at amortized cost

This is the category most relevant to the Company and comprises all other financial liabilities, including bank borrowings, debt instruments, financial loans from government agencies, payables to related parties and trade and other payables.

After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by considering any issue costs and any discount or premium on settlement.

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss. When the Company exchanges with the existing lender one debt instrument into another one with substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, the Company accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least 10 per cent different from the discounted present value of the remaining cash flows of the original financial liability. If the modification is not substantial, the difference between the carrying amount of the liability before the modification and the present value of the cash flows after modification are recognized in profit or loss as a modification gain or loss.

4.6 Derivative financial instruments and hedging activities

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

At the inception of the hedge relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge transaction. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to any ineffective portion is recognized immediately in profit or loss and is included in the financial derivative gain (loss) line item.

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

4.7 Fair value measurement

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

4.8 Inventories

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
•

Work in progress, finished goods and semi-finished goods: the lower of production cost (which includes the cost of materials, labor costs, direct and indirect manufacturing expenses) or net realizable value in the market.

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

4.9 Biological assets

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

4.10 Cash and cash equivalents

The Company classifies under “Cash and cash equivalents” any liquid financial assets, such as for example cash on hand and at banks, deposits and liquid investments, that can be converted into cash within three months and are subject to an insignificant risk of changes in value.

4.11 Provisions and contingencies

When preparing the consolidated financial statements, the Parent’s directors made a distinction between:

•

Provisions: present obligations, either legal, contractual, constructive or assumed by the Company, arising from past events, the settlement of which is expected to give rise to an outflow of economic benefits the amount or timing of which are uncertain; and

•

Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Company, or present obligations arising from past events the amount of which cannot be estimated reliably or whose settlement is not likely to give rise to an outflow of economic benefits.

•

Contingent assets: possible assets that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity.

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

“Provisions” includes the provisions for pension and similar obligations assumed; provisions for contingencies and charges, such as for example those of an environmental nature and those arising from litigation in progress or from outstanding indemnity payments or obligations, and collateral and other similar guarantees provided by the Company; and provisions for medium- and long- term employee incentives.

Contingent assets are not recognized, but are disclosed where an inflow of economic benefits is probable. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the financial statements in the period in which the change occurs.

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

4.12 Leases

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

4.13 Current assets and liabilities

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

4.14 Income taxes

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

4.15 Foreign currency transactions

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

Note 4.6 details the Company’s accounting policies for these derivative financial instruments. Also, Note 27 to these consolidated financial statements details the financial risk policies of Ferroglobe.

4.16 Revenue recognition

The Company recognizes sales revenue related to the transfer of promised goods or services when control of the goods or services passes to the customer. The amount of revenue recognized reflects the consideration to which the Company is or expects to be entitled in exchange for those goods or services.

In the Company’s electrometallurgy business, revenue is principally generated from the sale of goods, including silicon metal and silicon- and manganese-based specialty alloys. The Company mainly satisfies its performance obligations at a point in time; the amounts of revenue recognized relating to performance obligations satisfied over time are not significant. The point in time at which control is transferred to the buyer is determined based on the agreed delivery terms, which follow Incoterms 2010 issued by International Chamber of Commerce.

In most instances, control passes and sales revenue is recognized when the product is delivered to the vessel or vehicle on which it will be transported, the destination port or the customer’s premises. There may be circumstances when judgment is required based on the five indicators of control below.

•	The customer has the significant risks and rewards of ownership and has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the goods or service.
•	The customer has a present obligation to pay in accordance with the terms of the sales contract.

•

The customer has accepted the asset. Sales revenue may be subject to adjustment if the product specification does not conform to the terms specified in the sales contract, but this does not impact the passing of control. Specification adjustments have been immaterial historically.

•	The customer has legal title to the asset. The Company may retain legal title until payment is received but this is for credit risk purposes only.
•

The customer has physical possession of the asset. This indicator may be less important as the customer may obtain control of an asset prior to obtaining physical possession, which may be the case for goods in transit.

Where the Company sells on ‘C’ terms (e.g., CIF, CIP, CFR and CPT), the Company is responsible (acts as principal) for providing shipping services and, in some instances, insurance after the date at which control of goods passes to the customer at the loading point. The Company therefore has separate performance obligations for freight and insurance services that are provided solely to facilitate sale of the commodities it produces. Revenue attributable to freight and insurance services is not usually material.

Where the Company sells on ‘D’ terms (e.g., DDP, DAP and DAT), the Company arranges and pays for the carriage and retains the risk of the goods until delivery at an agreed destination, where ownership and control is transferred.

Where the Company sells on ‘F’ terms (e.g., FCA and FOB), the customer arranges and pays for the main transportation. Risk and control are transferred to the customer when the goods are handed to the carrier engaged by the customer.

The Company’s products are sold to customers under contracts which vary in tenure and pricing mechanisms. The majority of pricing terms are either fixed or index-based for monthly, quarterly or annual periods, with a smaller proportion of volumes being sold on the spot market.

Within each sales contract, each unit of product shipped is a separate performance obligation. Revenue is generally recognized at the contracted price as this reflects the stand-alone selling price. Sales revenue excludes any applicable sales taxes.

Physical exchanges with counterparties in the same line of business in order to facilitate sales to customers are reported net, as are sales and purchases made with a common counterparty, as part of an arrangement similar to a physical exchange.

Revenue from the energy business is based on the power generated and put on the market at regulated prices and is recognized when the energy produced is transferred to the power network.

Interest income is recognized as the interest accrues using the effective interest rate, the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset.

Dividend income from investments is recognized when the shareholders’ right to receive the payment is established.

4.17 Expense recognition

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

4.18 Grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

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

At year end, the Company assesses whether the carrying amount of the allowances exceeds their market value in order to determine whether there are indicators of impairment. If there are such indicators, the Company determines whether these allowances will be used in the production process or earmarked for sale, in which case the necessary impairment losses would be recognized. Provisions are released when the factors leading to the valuation adjustment have ceased to exist.

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

5.    Business Combinations

Business combinations are accounted for using the acquisition method. The identifiable assets acquired and liabilities assumed are recognized at their fair values at the acquisition date. Acquisition costs are recognized in profit or loss as incurred.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred, the amount recognized for any non-controlling interest and the acquisition-date fair values of any previously held interest in the acquiree over the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date. If, after reassessment, the net of the acquisition date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the excess is recognized immediately in profit or loss as a bargain purchase gain.

When the consideration transferred by the Company in a business combination includes an asset or liability resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination.

Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates at fair value with the corresponding gain or loss being recognized in profit or loss. Changes in fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

On February 1, 2018 the Company acquired 100% of the outstanding ordinary shares of Kintuck (France) SAS and Kintuck AS from a wholly-owned subsidiary of Glencore International AG (“Glencore”) and obtained control of both entities. The new subsidiaries were renamed as Ferroglobe Mangan Norge AS and Ferroglobe Manganèse France SAS. The Company completed the acquisition through its wholly-owned subsidiary Ferroatlántica.

Simultaneously with the acquisition, Glencore and Ferroglobe have entered into exclusive agency arrangements for the marketing of Ferroglobe’s manganese alloys worldwide and the procurement of manganese ores to supply Ferroglobe’s plants, in both cases for a period of ten years.

The business combination was recorded following IFRS 3 Business Combinations, with identifiable assets acquired and liabilities assumed provisionally recorded at their estimated fair values on the acquisition date while costs associated with the acquisition are expensed as incurred. The Company utilized the services of third-party valuation consultants, along with internal estimates and assumptions, to estimate the initial fair value of the assets acquired. The third-party valuation consultants utilized several appraisal methodologies including market and cost approaches to estimate the fair value of the identifiable net assets acquired.

The following is an estimate of the fair value of assets acquired and the liabilities assumed by Ferroglobe reconciled to the value of the acquisition consideration.

Balances
US$'000
ASSETS
Non-current assets
Other intangible assets	45
Property, plant and equipment	62,487
Other non-current financial assets	50
Total non-current assets acquired	62,582
Current assets
Inventories	21,314
Trade and other receivables	24,785
Other current assets	1,397
Cash and cash equivalents	29,530
Total current assets acquired	77,026
Total assets acquired	139,608
LIABILITIES
Non-current liabilities
Deferred tax liabilities	90
Total non-current liabilities assumed	90
Current liabilities
Trade and other payables	18,048
Provisions	735
Current income tax liabilities	396
Other current liabilities	4,066
Total current liabilities assumed	23,245
Total liabilities assumed	23,335
Net assets acquired	116,273

Satisfied by:
Cash	49,909
Contingent consideration	26,222
Total consideration transferred	76,131

Gain on bargain purchase	40,142

Net cash outflow arising on acquisition
Cash consideration	49,909
Less: cash and cash equivalent balances acquired	(29,530)
20,379

The gain on bargain purchase was primarily attributable to the fact that the production of manganese alloys was considered an ancillary business to the seller, coupled with previous weaker manganese alloy pricing in the marketplace. The gain is recorded in the caption ‘Bargain purchase gain’ in the consolidated income statement.

The fair value of Trade and other receivables includes trade receivables with a fair value of $11,900 thousand. There is no difference between the gross contractual value and fair value.

The contingent consideration arrangement requires the Company to pay the former owners of Kintuck (France) SAS and Kintuck AS a sliding scale commission based on the silicomanganese and ferromanganese sales spreads of

Ferroglobe Mangan Norge and Ferroglobe Manganèse France, up to a maximum amount of $60,000 thousand (undiscounted). The contingent consideration applies to sales made up to eight and a half years from the date of acquisition.

The potential undiscounted amount of all future payments that the Company could be required to make under the contingent consideration arrangement is between $0 thousand and $60,000 thousand.

The fair value of the contingent consideration arrangement of $26,222 thousand was estimated by applying the income approach based on a Monte Carlo simulation considering various scenarios of fluctuation of future manganese alloy spreads as well at the cyclicality of manganese alloy pricing. The fair value measurement is based on significant inputs that are not observable in the market, which IFRS 13 Fair Value Measurement refers to as Level 3 inputs. Key assumptions include discount rates of 11.5 percent and 11.0 percent for Ferroglobe Mangan Norge and Ferroglobe Manganèse France respectively. Average simulated revenues in Ferroglobe Mangan Norge and Ferroglobe Manganèse France combined are between $269,256 thousand and $312,526 thousand per year.

Ferroglobe Mangan Norge and Ferroglobe Manganèse France contributed $112,445 thousand and $117,852 thousand respectively to the Company’s revenue, and incurred losses of $10,148 thousand and $10,436 thousand respectively for the period between the date of acquisition and December 31, 2018.

If the acquisition of Ferroglobe Mangan Norge and Ferroglobe Manganèse France had been completed on the first day of the financial year, Company revenues for the period would have been $2,289,931 thousand and Company profit would have been $45,007 thousand.

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

The Company’s North America reportable segment is the result of the aggregation of the operating segments of the United States and Canada. These operating segments have been aggregated as they have similar long-term economic characteristics and there is similarity of competitive and operating risks and the political environment in the United States and Canada.  The Company’s Europe reportable segment is the result of the aggregation of the operating segments of Spain, France and Norway. Similar to our United States and Canada operating segments, our Spain, France and Norway operating segments are grouped together based on the relative similarity of the EBITDA margins, competitive risks, currency risks (i.e. risks relating to the Euro), operating risks and, given they are each part of the European Union and the European Economic Community, the political and economic environment.

During 2017, upon further evaluation of the management reporting structure, it was concluded that our reportable segments would be amended to no longer reflect Venezuela as a separate reportable segment. The decision was taken as a result of on-going economic, political and social instability in the region which has resulted in uncertainty surrounding the cash flow generation capacity of our operations. During the year-ended December 31, 2016, due to the uncertainty in Venezuela substantially all assets were impaired. The segment previously recognized ‘Electrometallurgy – Venezuela’ now forms part of our ‘Other segments’. The comparative periods have been restated to conform to the 2018 and 2017 reportable segment presentation.

The consolidated income statements at December 31, 2018, 2017 and 2016, by reportable segment, are as follows:

	2018
	Electrometallurgy -	Electrometallurgy -	Electrometallurgy -		Adjustments/
	North America	Europe	South Africa	Other segments	Eliminations (**)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Sales	710,716	1,447,973	208,543	94,111	(187,305)	2,274,038
Cost of sales	(394,044)	(1,059,474)	(137,177)	(43,871)	187,212	(1,447,354)
Other operating income	4,943	39,817	3,420	16,859	(19,002)	46,037
Staff costs	(115,555)	(177,047)	(23,735)	(24,727)	—	(341,064)
Other operating expense	(77,670)	(146,143)	(26,353)	(52,859)	19,095	(283,930)
Depreciation and amortization charges, operating allowances and write-downs	(69,009)	(34,974)	(5,526)	(9,628)	—	(119,137)
Impairment losses	—	—	—	(58,919)	—	(58,919)
Net loss due to changes in the value of assets	—	(7)	(7,616)	—	—	(7,623)
(Loss) gain on disposal of non-current assets	(208)	(8,369)	(261)	23,402	—	14,564
Bargain purchase gain	—	40,142	—	—	—	40,142
Operating profit (loss)	59,173	101,918	11,295	(55,632)	—	116,754
Finance income	804	11,035	199	32,556	(39,220)	5,374
Finance costs	(4,109)	(40,831)	(5,298)	(51,004)	39,220	(62,022)
Financial derivative gain	—	—	—	2,838	—	2,838
Exchange differences	(1,194)	(10,561)	2,284	(4,665)	—	(14,136)
Profit (loss) before tax	54,674	61,561	8,480	(75,907)	—	48,808
Income tax (expense) benefit	4,949	(15,048)	(3,582)	(10,554)	—	(24,235)
Profit (loss) for the year	59,623	46,513	4,898	(86,461)	—	24,573
Loss (profit) attributable to non-controlling interests	4,785	(332)	358	14,277	—	19,088
Profit (loss) attributable to the Parent	64,408	46,181	5,256	(72,184)	—	43,661

	2017
	Electrometallurgy -	Electrometallurgy -	Electrometallurgy -		Adjustments/
	North America	Europe	South Africa	Other segments	Eliminations (**)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Sales	541,143	1,083,200	122,504	60,199	(65,353)	1,741,693
Cost of sales	(303,096)	(690,589)	(81,744)	(33,616)	65,650	(1,043,395)
Other operating income	2,701	12,681	2,868	15,619	(15,670)	18,199
Staff costs	(90,802)	(147,595)	(23,495)	(39,851)	(220)	(301,963)
Other operating expense	(68,537)	(107,130)	(24,462)	(55,955)	16,158	(239,926)
Depreciation and amortization charges, operating allowances and write-downs	(66,789)	(27,404)	(5,788)	(4,557)	9	(104,529)
Impairment losses	(30,618)	—	—	(323)	(16)	(30,957)
Net gain due to changes in the value of assets	—	—	7,222	—	282	7,504
(Loss) gain on disposal of non-current assets	(3,718)	301	(138)	(818)	57	(4,316)
Other (loss) gain	—	(13,604)	—	(2,625)	13,616	(2,613)
Operating (loss) profit	(19,716)	109,860	(3,033)	(61,927)	14,513	39,697
Finance income	448	6,733	404	191,261	(195,138)	3,708
Finance costs	(4,567)	(40,106)	(7,361)	(48,486)	35,108	(65,412)
Financial derivative loss	—	—	—	(6,850)	—	(6,850)
Exchange differences	(191)	5,938	(1,197)	3,730	(66)	8,214
(Loss) profit before tax	(24,026)	82,425	(11,187)	77,728	(145,583)	(20,643)
Income tax (expense) benefit	29,386	(26,031)	2,068	9,692	(294)	14,821
Profit (loss) for the year	5,360	56,394	(9,119)	87,420	(145,877)	(5,822)
Loss (profit) attributable to non-controlling interests	4,734	(370)	(147)	951	(24)	5,144
Profit (loss) attributable to the Parent	10,094	56,024	(9,266)	88,371	(145,901)	(678)

	2016 (*)
	Electrometallurgy -	Electrometallurgy -	Electrometallurgy -		Adjustments/
	North America	Europe	South Africa	Other segments	Eliminations (**)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Sales	521,192	949,547	142,160	90,337	(127,199)	1,576,037
Cost of sales	(325,254)	(672,026)	(99,124)	(79,912)	132,904	(1,043,412)
Other operating income	362	25,908	3,422	4,713	(8,190)	26,215
Staff costs	(82,032)	(132,440)	(23,589)	(58,577)	239	(296,399)
Other operating expense	(64,606)	(118,269)	(28,834)	(37,964)	5,727	(243,946)
Depreciation and amortization charges, operating allowances and write-downs	(73,530)	(31,730)	(4,732)	(12,818)	(2,867)	(125,677)
Impairment losses	(193,000)	(1,077)	(8,147)	(59,248)	(6,617)	(268,089)
Net gain (loss) due to changes in the value of assets	—	—	1,896	—	(5)	1,891
Gain (loss) on disposal of non-current assets	—	—	21	446	(127)	340
Other (loss) gain	—	(32,655)	—	(2,514)	35,129	(40)
Operating (loss) profit	(216,868)	(12,742)	(16,927)	(155,537)	28,994	(373,080)
Finance income	1	11,551	744	6,639	(17,399)	1,536
Finance costs	(3,249)	(16,540)	(6,038)	(13,629)	9,205	(30,251)
Exchange differences	(438)	2,436	(2,164)	(3,290)	(57)	(3,513)
(Loss) profit before tax	(220,554)	(15,295)	(24,385)	(165,817)	20,743	(405,308)
Income tax benefit (expense)	9,982	(10,505)	4,433	40,160	2,625	46,695
(Loss) profit for the year	(210,572)	(25,800)	(19,952)	(125,657)	23,368	(358,613)
Loss (profit) attributable to non-controlling interests	6,044	(93)	856	11,827	1,552	20,186
(Loss) profit attributable to the Parent	(204,528)	(25,893)	(19,096)	(113,830)	24,920	(338,427)

(*)The consolidated Income Statement for the period ended December 31, 2016 has been re-presented to show the results of the Spanish energy business within income from continuing operations as part of the Other segments, as described in Note 1 to the consolidated financial statements. In addition, the Venezuela segment is reflected as part of the Other segments.

(**)The amounts correspond to transactions between segments that are eliminated in the consolidation process.

The consolidated statements of financial position at December 31, 2018 and 2017, by reportable segment are as follows:

	2018
					Consolidation
	Electrometallurgy -	Electrometallurgy -	Electrometallurgy -		Adjustments/
	North America	Europe	South Africa	Other segments	Eliminations (*)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Goodwill	202,848	—	—	—	—	202,848
Other intangible assets	22,798	26,476	1,292	1,256	—	51,822
Property, plant and equipment	467,616	219,520	56,679	145,047	—	888,862
Inventories	113,673	288,669	35,944	18,684	—	456,970
Trade and other receivables (**)	267,974	274,291	50,665	834,515	(1,254,935)	172,510
Cash and cash equivalents	76,791	110,523	19,483	9,850	—	216,647
Other	15,341	85,905	8,692	24,220	—	134,158
Total assets	1,167,041	1,005,384	172,755	1,033,572	(1,254,935)	2,123,817

Equity	646,851	206,781	58,294	(27,554)	—	884,372
Provisions	29,644	71,163	7,889	7,661	—	116,357
Bank borrowings	—	6,914	—	134,098	—	141,012
Obligations under finance leases	1,466	—	—	65,005	—	66,471
Debt instruments	—	—	—	352,594	—	352,594
Other financial liabilities	—	3,841	—	81,471	—	85,312
Trade and other payables (***)	414,022	662,667	93,970	379,468	(1,282,176)	267,951
Other	75,058	54,018	12,602	40,829	27,241	209,748
Total equity and liabilities	1,167,041	1,005,384	172,755	1,033,572	(1,254,935)	2,123,817

	2017
					Consolidation
	Electrometallurgy -	Electrometallurgy -	Electrometallurgy -		Adjustments/
	North America	Europe	South Africa	Other segments	Eliminations (*)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Goodwill	205,287	—	—	—	—	205,287
Other intangible assets	26,724	20,381	1,505	10,048	—	58,658
Property, plant and equipment	512,003	167,314	64,331	174,326	—	917,974
Inventories	100,856	204,240	42,478	13,657	—	361,231
Trade and other receivables (**)	165,006	260,612	35,330	833,243	(1,175,756)	118,435
Cash and cash equivalents	10,886	153,967	6,912	12,707	—	184,472
Other	36,554	92,322	41,008	29,528	(45,212)	154,200
Total assets	1,057,316	898,836	191,564	1,073,509	(1,220,968)	2,000,257

Equity	521,819	198,059	62,933	154,947	—	937,758
Provisions	28,602	56,654	11,080	19,156	—	115,492
Bank borrowings	—	—	—	1,003	—	1,003
Obligations under finance leases	1,994	—	—	80,639	—	82,633
Debt instruments	—	—	—	350,270	—	350,270
Other financial liabilities	—	4,918	—	132,513	—	137,431
Trade and other payables (***)	321,710	584,542	95,082	380,834	(1,176,336)	205,832
Other	183,191	54,663	22,469	(45,853)	(44,632)	169,838
Total equity and liabilities	1,057,316	898,836	191,564	1,073,509	(1,220,968)	2,000,257

(*) These amounts correspond to balances between segments that are eliminated at consolidation.

(**) Trade and other receivables includes non-current and current receivables from group and related parties.

(***) Trade and other payables includes non-current and current payables from group and related parties.

Other disclosures

Sales by product line

Sales by product line are as follows:

	2018	2017	2016
	US$'000	US$'000	US$'000
Silicon metal	933,366	739,618	751,508
Manganese-based alloys	527,757	363,644	223,451
Ferrosilicon	359,374	266,862	242,788
Other silicon-based alloys	215,697	188,183	173,901
Silica fume	37,061	36,338	37,480
Energy	44,185	16,661	20,380
Other	156,598	130,387	126,529
Total	2,274,038	1,741,693	1,576,037

Information about major customers

Total sales of $758,894 thousand, $820,897 thousand, and $656,907 thousand were attributable to the Company’s top ten customers in 2018, 2017, and 2016 respectively. During 2018, there was no single customer representing greater than 10% of the Company’s sales. During 2017 and 2016, sales corresponding to Dow Corning Corporation represented 12.2% and 13.7% of the Company’s sales, respectively. Sales to Dow Corning Corporation are included partially in the Electrometallurgy - North America segment and partially in the Electrometallurgy - Europe segment.

7.    Goodwill

Changes in the carrying amount of goodwill during the years ended December 31, are as follows:

	January 1,	Impairment	Exchange	December 31,	Impairment	Exchange	December 31,
	2017	(Note 25.5)	differences	2017	(Note 25.5)	differences	2018
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Globe Specially Metals, Inc. (Globe)	230,210	(30,618)	5,695	205,287	—	(2,439)	202,848
Total	230,210	(30,618)	5,695	205,287	—	(2,439)	202,848

In accordance with the requirements of IAS 36, goodwill is tested for impairment annually and is tested for impairment between annual tests if a triggering event occurs that would indicate the carrying amount of a cash-generating unit may be impaired. Impairment testing for goodwill is done at a cash-generating unit level, and the Company performs its annual impairment test at the end of the annual reporting period (December 31). The estimate of the recoverable value of the cash-generating units requires significant judgment in evaluation of overall market conditions, estimated future cash flows, discount rates and other factors, and are calculated based on management’s business plans.

On December 23, 2015, Ferroglobe PLC consummated the acquisition of 100% of the equity interests of Globe Specialty Metals, Inc. and subsidiaries and FerroAtlántica. This Business Combination was accounted for using the acquisition method of accounting for business combinations under IFRS 3 Business Combinations, with FerroAtlántica treated as the accounting acquirer and GSM as the acquiree. The aggregate of the fair values as of the closing date of the Business Combination of the assets acquired and liabilities assumed was recorded as goodwill.

During the year ended December 31, 2018, in connection with our annual goodwill impairment test, the Company did not recognize an impairment charge.

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

Ferroglobe operates in a cyclical market, and silicon and silicon-based alloy index pricing and foreign import pressure into the U.S. and Canadian markets impact the future projected cash flows used in our impairment analysis. Recoverable value was estimated based on discounted cash flows. Estimates under the Company’s discounted income based approach involve numerous variables including anticipated sales price and volumes, cost structure, discount rates and long term growth that are subject to change as business conditions change, and therefore could impact fair values in the future. As of December 31, 2018, the remaining goodwill for the U.S and Canadian cash-generating units is $172,913 thousand and $29,935 thousand, respectively.

Key assumptions used in the determination of recoverable value

In determining the asset recoverability through value in use, management makes estimates, judgments and assumptions on uncertain matters. For each cash-generating unit, the value in use is determined based on economic assumptions and forecasted operating conditions as follows:

	2018		2017
	U.S.	Canada	U.S.	Canada
Weighted average cost of capital	11.0%	10.5%	10.5%	10.5%
Long-term growth rate	2.0%	2.0%	1.5%	1.5%
Normalized tax rate	22.0%	26.5%	27.1%	26.5%
Normalized cash free net working capital	21.0%	21.0%	21.0%	21.0%

The Company has defined a financial model which considers the revenues, expenditures, cash flows, net tax payments and capital expenditures on a five year period (2019‑2023), and perpetuity beyond this tranche. The financial projections to determine the net present value of future cash flows are modeled considering the principal variables that determine the historic flows of each group of cash-generating unit.

Sensitivity to changes in assumptions

Changing management’s assumptions, could significantly affect the evaluation of the value in use of our cash generating units and, therefore, the impairment result. The following changes to the assumptions used in the impairment test lead to the following:

		Excess of	Sensitivity on		Sensitivity on		Sensitivity on
		recoverable	discount rate		long-term growth rate		cash flows
		value over	Decrease	Increase	Decrease	Increase	Decrease	Increase
	Goodwill	carrying value	by 10%	by 10%	by 10%	by 10%	by 10%	by 10%
	(in millions of US$)
Electrometallurgy - U.S.	172.9	43.2	94.4	(73.7)	(11.0)	11.5	(59.7)	59.7
Electrometallurgy - Canada	29.9	4.8	17.7	(13.8)	(2.2)	2.3	(12.1)	12.1
Total	202.8

8.    Other intangible assets

Changes in the carrying amount of other intangible assets during the years ended December 31 are as follows:

					Other	Accumulated
	Development	Power Supply		Computer	Intangible	Depreciation	Impairment
	Expenditure	Agreements	Rights of Use	Software	Assets	(Note 25.3)	(Note 25.5)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2017	40,354	37,836	20,345	5,815	21,784	(54,629)	(8,666)	62,839
Additions	260	—	55	—	14,472	(8,440)	(443)	5,904
Disposals	—	—	—	(10)	(14,294)	565	—	(13,739)
Transfers from/(to) other accounts	4,044	—	—	—	(150)	(3,894)	—	—
Exchange differences	5,824	—	2,639	242	2,451	(6,353)	(1,149)	3,654
Balance at December 31, 2017	50,482	37,836	23,039	6,047	24,263	(72,751)	(10,258)	58,658
Additions	992	—	—	—	26,385	(9,312)	(16,073)	1,992
Disposals	—	—	—	(64)	(7,260)	—	—	(7,324)
Business combinations (Note 5)	—	—	—	45	—	—	—	45
Transfers from/(to) other accounts	1,919	—	—	—	(1,919)	—	—	—
Exchange differences	(2,408)	—	(648)	(101)	(1,656)	2,546	718	(1,549)
Balance at December 31, 2018	50,985	37,836	22,391	5,927	39,813	(79,517)	(25,613)	51,822

Additions and disposals in other intangible asset in 2018 and 2017 primarily relate to the acquisition, use and expiration of rights held to emit greenhouse gasses by certain Spanish, French and Canadian subsidiaries (see Note 4.20).

As a result of the Business Combination, the Company acquired a power supply agreement which provides favorable below-market power rates to the Alloy, West Virginia facility, which terminates in December 2021.

During 2018 the Company recognised an impairment of $13,947 thousand of development expenditures in relation to our solar-grade silicon metal project based in Puertollano, Spain. Refer to Note 9 for further details.

At December 31, 2018, the Company has other intangible assets of $26,948 thousand, pledged as security for outstanding bank loans and other payables.

9.    Property, plant and equipment

The detail of property, plant and equipment, net of the related accumulated depreciation and impairment in 2018 and 2017 is as follows:

				Advances and
				Property, Plant		Other Items of
			Other Fixtures,	and Equipment		Property,
	Land and	Plant and	Tools and	in the Course of	Mineral	Plant	Accumulated
	Buildings	Machinery	Furniture	Construction	Reserves	and Equipment	Depreciation (Note 25.3)	Impairment (Note 25.5)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2017	191,058	1,220,055	5,972	49,865	59,989	32,203	(665,507)	(112,029)	781,606
Additions	1,665	1,849	2,262	71,204	—	1,455	(94,051)	104	(15,512)
Disposals and other	(202)	(56,475)	(607)	(1,029)	—	(164)	49,403	—	(9,074)
Transfers from/(to) other accounts	5,228	49,892	377	(58,480)	(90)	(58)	3,131	—	—
Exchange differences	16,843	96,709	450	9,225	460	(1,072)	(73,575)	(5,058)	43,982
Additions to the scope of consolidation	1,648	97	—	16,985	—	—	—	—	18,730
Transfer from assets and disposal groups classified as held for sale (see Note 29)	35,058	178,677	79	40,814	—	—	(155,726)	(660)	98,242
Balance at December 31, 2017	251,298	1,490,804	8,533	128,584	60,359	32,364	(936,325)	(117,643)	917,974
Additions	2,983	9,104	12	99,016	—	4,293	(109,832)	(42,846)	(37,270)
Disposals and other	(4,687)	(34,612)	(1,084)	(2,657)	—	(587)	35,921	—	(7,706)
Transfers from/(to) other accounts	24,823	69,439	4,850	(97,086)	—	222	(2,248)	—	—
Exchange differences	(10,743)	(74,554)	(405)	(5,941)	(951)	(383)	48,455	3,292	(41,230)
Business combinations (Note 5)	6,846	53,337	82	1,790	—	432	—	—	62,487
Business disposals	(35,211)	(26,471)	(43)	(342)	—	—	56,674	—	(5,393)
Balance at December 31, 2018	235,309	1,487,047	11,945	123,364	59,408	36,341	(907,355)	(157,197)	888,862

Additions to the scope of consolidation in 2017 represents the contribution by the non-controlling interest partner, Blue Power Corporation, S.L. (“Blue Power”) to the solar production facility located in Puertollano, Spain.

Business combinations in 2018 relates to the assets acquired as part of the acquisition of the Glencore plants in France and Norway, see Note 5.

During 2018 the Company disposed of Hidro Nitro Española S.A. which resulted in a net reduction of property, plant and equipment of $5,393 thousand. The net gain on the disposal of the business is disclosed in Note 25.6.

During 2018 the Company recognised an impairment of $40,537 thousand in Impairment losses (Electrometallurgy – Other segment) in relation to our solar-grade silicon metal project based in Puertollano, Spain. At the end of 2018 the Company has decided to temporarily suspend investment in the project due to deterioration in the market environment for solar grade silicon (or polysilicon) worldwide. The Company is preserving the technology and know-how in order to be able to finalize the construction of the factory as soon as market circumstances change. The Company continues to recognize these project assets as $39,101 thousand based on the higher of fair value less costs of disposal and value in use. Fair value less costs of disposal related to land and buildings was determined based on recent sales of comparable industrial properties located near the project. Fair value less costs of disposal related to machinery and equipment was determined by assessing the recoverability of the assets to a market participant.

At December 31, 2018 and 2017, the Company has property, plant and equipment of $514,625 thousand and $660,960 thousand, respectively, pledged as security for outstanding bank loans and other payables.

Finance leases

Finance leases held by the Company included in Plant and Machinery at December 31 are as follows:

								Lease
		Time	Historical		Accumulated	Carrying	Interest	Payments
	Life	Elapsed	Cost	Cost	Depreciation	Amount	Payable	Outstanding
	(Years)	(Years)	EUR €'000	US $'000	US $'000	US $'000	US $'000	US $'000
December 31, 2018 Hydroelectrical installations	10	6.6	109,047	124,859	(82,940)	41,918	—	65,005
December 31, 2017 Hydroelectrical installations	10	5.6	109,047	130,780	(84,000)	46,780	—	80,639

These assets will revert back to the Spanish State, free of charges, between 2038 and 2060. The costs incurred at the time of the reversal are not deemed to be significant.

Commitments

At December 31, 2018 and 2017, the Company has capital expenditure commitments totaling $26,935 thousand and $4,598 thousand, respectively, primarily related to maintenance and improvement works at plants.

10.  Financial assets and other receivables

The company’s financial assets and their classification under IFRS 9 are as follows:

		2018 classification
	Note	Amortised cost	Fair value through profit or loss - mandatorily measured	Fair value through other comprehensive income - designated	Total
		US$'000	US$'000	US$'000	US$'000
Other financial assets	10.1	3,264	69,602	—	72,866
Receivables from related parties	23	16,514	—	—	16,514
Trade receivables	10.2	70,755	—	—	70,755
Other receivables	10.2	7,784	—	—	7,784
Cash and cash equivalents		216,647	—	—	216,647
Total financial assets		314,964	69,602	—	384,566

10.1 Other financial assets

At December 31, 2018, other financial assets comprise the following:

	2018
	Non-
	Current	Current	Total
	US$'000	US$'000	US$'000
Other financial assets held with third parties:
Other financial assets at amortised cost	3,264	—	3,264
Listed equity securities	—	2,523	2,523
Debt investments at fair value through profit or loss	67,079	—	67,079
Total	70,343	2,523	72,866

Debt investments at fair value through profit or loss comprise an investment in subordinated loan notes issued by a special purpose entity that has purchased accounts receivable from the Company pursuant to a securitization program (see ‘Securitization of trade receivables’ below). The planned maturity of this amount is July 31, 2020 when the program term ends.

At December 31, 2017, other financial assets comprise the following:

	2017
	Non-
	Current	Current	Total
	US$'000	US$'000	US$'000
Other financial assets held with third parties:
Loans and receivables	3,081	—	3,081
Other	86,234	2,469	88,703
Total	89,315	2,469	91,784

Loans and receivables are stated net of provision for impairment of $4,462 thousand.

Other includes an amount of $82,638 thousand corresponding to an investment in subordinated loan notes issued by a special purpose entity that has purchased accounts receivable from the Company pursuant to a securitization program (see ‘Securitization of trade receivables’ below). The planned maturity of this amount is July 31, 2020 when the program term ends.

Securitization of trade receivables

On July 31, 2017, the Company entered into an accounts receivable securitization program (the “Program”) where trade receivables held by the Company’s subsidiaries in the United States, Canada, Spain and France are sold to Ferrous Receivables DAC, a special purpose entity domiciled and incorporated in Ireland (the “SPE”). Eligible receivables are sold to the SPE on an on-going basis at an agreed upon purchase price. Part of the consideration is received upfront in cash and part is deferred in the form of senior subordinated and junior subordinated loans notes issued by the SPE to the selling entities. Up to $303,000 thousand of upfront cash consideration can be provided by the SPE under the Program, financed by ING Bank N.V., as senior lender and Finacity Capital Management Inc., as intermediate subordinated lender and control party (2017: $248,000 thousand). In respect of trade receivables outstanding at December 31, 2018, the SPE had provided upfront cash consideration of approximately $227,360 thousand (2017: $166,525 thousand). The Program has a three-year term until July 31, 2020.

During the year ended December 31, 2018, the Company sold $2,059 million of trade receivables to the SPE (2017: approximately $850 million). The loss on transfer of the receivables, or purchase discount, which equates to difference between the carrying amount of the receivable and the purchase consideration, was $22,647 thousand and has been recognized within finance costs in the consolidated income statement (2017: $7,256 thousand).

As a lender to the SPE, the Company earns interest on its senior subordinated and junior subordinated loan receivables. During the year ended December 31, 2018, the Company earned interest of $3,403 thousand in respect of these loan receivables, recognized within finance income in the consolidated income statement (2017: $1,313 thousand).

The Company is engaged as master servicer to the SPE whereby the Company is responsible for the cash collection, reporting and cash application of the sold receivables. As master servicer, the Company earns a fixed-rate management fee and an additional servicing fee which entitles the Company to substantially all of the residual net profit of the SPE. This results in the Company being exposed to variable returns. The additional servicing fee is paid out monthly by the SPE and is settled last in the priority of payments after the settlement of all other amounts due. During the year ended

December 31, 2018, the Company earned fixed-rate servicing fees of $2,961 thousand (2017: $622 thousand) and additional servicing fees of $11,174 thousand.

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

Derecognition of transferred financial assets

The Company considers that when receivables are sold to the SPE, it has neither substantially transferred or substantially retained all the variability of risks and rewards associated with ownership of the receivables. The assets are pledged as security under the Senior Loans, therefore the SPV is restricted from selling them. According to that, the Company concludes that control of the assets has not been transferred and it should recognize the assets to the extent of its continuing involvement. This continuing involvement has been considered to equate to the investment in the junior subordinated loan, and therefore has been deemed immaterial. At December 31, 2018, the sale of trade receivables has resulted in the recognition of loans to the SPE and receivables from the SPE totaling $67,079 thousand in aggregate, presented within other non-current financial assets. These carrying value of these financial assets represent the Company’s maximum exposure to loss from the SPE. As senior subordinated and junior subordinated lender to the SPE, the Company’s has a security interest in the sold receivables. This interest is junior to that of the senior lender, ING Bank N.V. The Company’s expected credit loss in respect of these loans is not material.

The investment in the senior subordinated and junior subordinated loans is carried at fair value with changes in fair value recognized in profit and loss. As of December 31, 2018, the fair value did not differ significantly from the face value of the loans, and the valuation has been considered as level III in the IFRS fair value hierarchy since it is not primarily based on observable inputs. The main characteristics of the senior subordinated and junior subordinated loans at December 31, 2018, are as follows:

	Amount	Interest
	US$'000	Rate	Currency
Senior Subordinated Loan	59,474	4%	U.S. Dollars
Junior Subordinated Loan	277	30%	U.S. Dollars

The junior subordinated loan ranks fourth in the order of priority of payments, whereas the senior subordinated loan ranks second in the priority of payments after the senior lender. Finacity Capital Management Inc. investment in the intermediate subordinated loan ranks third in the order of priority of payments and the maximum investment committed by Finacity Capital Management Inc. amounts to $3,000 thousand.

10.2 Trade and other receivables

Trade and other receivables comprise the following at December 31:

	2018	2017
	US$'000	US$'000
Trade receivables	75,719	85,293
Less – allowance for doubtful debts	(4,964)	(17,346)
	70,755	67,947
Tax receivables(1)	60,851	27,118
Government grant receivables	16,606	7,904
Other receivables	7,784	8,494
Total	155,996	111,463

(1)

“Tax receivables” is primarily related to VAT receivables, which are recovered either by offsetting against VAT payables or are expected to be refunded by the tax authorities in the relevant jurisdictions.

The trade and other receivables disclosed above are short-term in nature and therefore their carrying amount is considered to approximate their fair value.

The changes in the allowance for doubtful debts during 2018 and 2017 were as follows:

Allowance
US$'000
Balance at January 1, 2017	14,671
Impairment losses recognized	1,784
Amounts written off as uncollectible	(643)
Exchange differences	1,534
Balance at December 31, 2017	17,346
Impairment losses recognized	3,190
Amounts written off as uncollectible	(15,118)
Exchange differences	(454)
Balance at December 31, 2018	4,964

Government grants

The Company has been awarded government grants in relation to its operations in France, Spain and Norway, including grants in relation to the compensation of costs associated with the emission of CO2.

During the year ended December 31, 2018, the Company recognized $26,369 thousand of income related to government grants, of which $18,923 thousand was deducted against the related expense in cost of sales and $7,446 thousand was recognized as other operating income (2017: $15,716 thousand of income, of which $9,234 thousand was deducted against the related expense in cost of sales and $6,482 thousand was recognized as other operating income). The Company has no unfulfilled conditions in relation to government grants, but certain grants would be repayable if the Company were to substantially curtail production or employment at certain plants.

The carrying amounts of the government grant receivables include receivables which are subject to a factoring arrangement. Under this arrangement, the Company has transferred receivables to the factor in exchange for cash and is prevented from selling or pledging the receivables. However, the Company has retained late payment and credit risk. The Company therefore continues to recognise the transferred assets in their entirety in its balance sheet. The amount repayable under the factoring agreement is presented as secured borrowing. At December 31, 2018, the carrying amount of both the factored receivables and the secured borrowings is $6,913 thousand.

Factoring of other receivables

The Company enters into certain factoring without recourse arrangements for other receivables. There were $6,102 thousand and $3,801 thousand of factored receivables outstanding as of December 31, 2018 and 2017, respectively. These factoring arrangements transfer substantially all the economic risks and rewards associated with the ownership of accounts receivable to a third party and therefore are accounted for by derecognizing the accounts receivable upon receiving the cash proceeds of the factoring arrangement.

11.   Inventories

Inventories comprise the following at December 31:

	2018	2017
	US$'000	US$'000
Finished goods	197,982	158,431
Raw materials in progress and industrial supplies	222,912	177,728
Other inventories	34,887	24,902
Advances to suppliers	1,189	170
Total	456,970	361,231

During 2018 the Company recognised an expense of $11,376 thousand (2017: $405 thousand) in respect of write-downs of inventory to net realisable value. The Company records expense for the write-down of inventories to Cost of sales in the consolidated income statement.

At December 31, 2018, approximately $314,067 thousand of inventories are secured as collateral for several outstanding loan agreements.

12.  Other assets

Other assets comprise the following at December 31:

	2018			2017
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Guarantees and deposits given	2,208	11	2,219	2,022	8	2,030
Prepayments and accrued income	16	3,672	3,688	—	2,977	2,977
Biological assets	7,790	—	7,790	27,279	—	27,279
Other assets	472	5,130	5,602	758	6,941	7,699
Total	10,486	8,813	19,299	30,059	9,926	39,985

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

During the year ended December 31, 2018, the Company issued 40,000 new ordinary share upon exercise of stock options and cancelled 1,152,958 ordinary shares pursuant to a share repurchase program (see below).

At December 31, 2018, there were 170,863,773 ordinary shares in issue with a par value of $0.01, for a total issued share capital of $1,784 thousand, (2017: 171,976,731 ordinary shares in issue with a par value of $0.01, for a total issued share capital of $1,796 thousand).

At December 31, 2018, the Company’s largest shareholder is as follows:

	Number of Shares	Percentage of
Name	Beneficially Owned	Outstanding Shares (*)
Grupo Villar Mir, S.A.U.	91,125,521	53.9%
(*) 169,122,682 ordinary shares were outstanding at 31 December 2018, comprising 170,863,773 shares in issue less 1,174,091 shares held in treasury

Valuation adjustments

Valuation adjustments comprise the following at December 31:

	2018	2017
	US$'000	US$'000
Actuarial gains and losses	(390)	(2,998)
Hedging instruments and other	(11,169)	(13,801)
Total	(11,559)	(16,799)

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

The Company also focuses on optimizing its working capital, which has included the sale of trade receivables pursuant to a securitization program (see Note 10).

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

	2018	2017	2016 (***)
	US$'000	US$'000	US$'000
Gross financial debt (*)	645,389	571,337	514,587
Cash and cash equivalents	(216,647)	(184,472)	(196,931)
Total net financial debt	428,742	386,865	317,656

Total equity (**)	884,372	937,758	892,042

Total net financial debt / total equity	48.48%	41.25%	35.61%

(*)   Gross financial debt comprises bank borrowings, obligations under finance leases, debt instruments and other financial liabilities.

(**)  Total equity comprises all capital and reserves of Company as stated in the consolidated statement of financial position.

(***)  At December 31, 2016, net financial debt excludes gross financial debt of $86,959 thousand and cash and cash equivalents of $51 thousand related to the Spanish energy business as these balances were classified as held for sale as at that date (see Note 29). If these balances had been included, net financial debt would have been $404,564 thousand and the net financial debt / equity ratio would have been 45.4%.

The classification of the Company’s gross financial debt between non-current and current at December 31 is as follows:

	2018		2017		2016 (*)
	Balance		Balance		Balance
	US$'000%		US$'000%		US$'000%
Non-current gross financial debt	560,738	86.88%	458,056	80.17%	269,325	52.34%
Current gross financial debt	84,651	13.12%	113,281	19.83%	245,262	47.66%
Total gross financial debt	645,389	100.00%	571,337	100.00%	514,587	100.00%

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

Share Repurchase Program

At a general meeting of its shareholders held on August 3, 2018, shareholders granted authority to the Company to effect share repurchases. The Company is accordingly authorised for a period of five years to enter into contracts with appointed brokers under which the Company may undertake purchases of its ordinary shares – acquired by the brokers on the NASDAQ and through other permitted channels – of up to approximately 10% of its issued ordinary share capital, at a minimum price of $0.01 per share, at a maximum price for such shares of 5% above the average volume-weighted average price of the Company's shares over the five business days prior to purchase and subject to additional restrictions (including as to pricing, volume, timing and the use of brokers or dealers) under applicable U.S. securities laws.

Subsequently, the Company’s Board of Directors authorised the repurchase of up to $20,000 thousand of the Company's ordinary shares in the period ending December 31, 2018.  On November 7, 2018, the Company completed this repurchase program, resulting in the acquisition of a total of 2,894,049 ordinary shares for total consideration of $20,100 thousand, including applicable stamp duty of $100 thousand. The average price paid per share was $6.89.

The share repurchase program resulted in 1,152,958 ordinary shares purchased and cancelled and 1,741,091 ordinary shares purchased into treasury, all of which remained held in treasury at December 31, 2018.

Dividends

On May 21, 2018, our Board of Directors approved an interim dividend per ordinary share of $0.06. The dividend totaling $10,321 thousand, was paid on June 29, 2018 to shareholders of record at the close of business on June 8, 2018.

On August 20, 2018, our Board of Directors approved an interim dividend per ordinary share of $0.06. The dividend totaling $10,321 thousand, was paid on September 20, 2018 to shareholders of record at the close of business on September 5, 2018.

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

Non-controlling interests

The changes in non-controlling interests in the consolidated statements of financial position in 2018 and 2017 were as follows:

Balance
US$'000
Balance at January 1, 2017	125,556
Loss for the year	(5,144)
Dividends paid to joint venture partner	(7,350)
Non-controlling interest arising on the acquisition of FerroSolar Opco Group S.L.	6,750
Translation differences and other	1,922
Balance at December 31, 2017	121,734
Loss for the year	(19,088)
Increase of Parent's ownership interest in FerroAtlántica de Venezuela S.A.	14,389
Translation differences and other	(890)
Balance at December 31, 2018	116,145

The stand-alone statutory information regarding the largest non-controlling interests, in accordance with IFRS 12 Disclosure of Interests in Other Entities, is as follows:

WVA Manufacturing, LLC (WVA) was formed on October 28, 2009 as a wholly-owned subsidiary of Globe. On November 5, 2009, Globe sold a 49% membership interest in WVA to Dow Corning Corporation (currently named “Dow”), an unrelated third party. As part of the sale of the 49% membership interest to Dow, an operating agreement and an output and supply agreement were established. The output and supply agreement states that of the silicon metal produced by WVA, 49% will be sold to Dow and 51% to Globe, which represents each member’s ownership interest, at a price equal to WVA’s actual production cost plus $100 per metric ton. The agreement will automatically terminate upon the dissolution or liquidation of WVA in accordance with the joint venture agreement between Globe and Dow. As of December 31, 2018 and 2017, the balance of Non-controlling interest related to WVA was $77,343 thousand and $80,868 thousand, respectively.

Quebec Silicon Limited Partnership (QSLP), formed under the laws of the Province of Québec on August 20, 2010 is managed by its general partner, Quebec Silicon General Partner Inc., which is a wholly-owned subsidiary of Globe. QSLP owns and operates the silicon metal operations in Bécancour, Québec. QSLP’s production output is subject to a supply agreement, which sells 51% of the production output to Globe and 49% to Dow, which represents each member’s ownership interest, at a price equal to QSLP’s actual production cost plus 31 Canadian dollars per metric ton. As of December 31, 2018 and 2017, the balance of non-controlling interest related to QSLP was $44,796 thousand and $46,830 thousand, respectively.

	2018		2017
	WVA	QSLP	WVA	QSLP
	US$'000	US$'000	US$'000	US$'000
Statement of Financial Position
Non-current assets	84,864	62,725	88,532	68,521
Current assets	59,957	42,125	45,269	33,076
Non-current liabilities	14,677	15,406	14,678	14,213
Current liabilities	38,060	24,356	36,359	18,346
Income Statement
Sales	168,041	108,764	161,014	97,697
Operating profit	6,319	2,284	5,947	467
Profit before taxes	6,319	979	5,947	122
Net (loss) income	(6,458)	478	14,678	42
Cash Flow Statement
Cash flows from operating activities	10,025	4,317	16,017	7,076
Cash flows from investing activities	(3,830)	(4,980)	(2,193)	(5,422)
Cash flows from financing activities	—	—	(15,000)	(2)
Exchange differences on cash and cash equivalents in foreign currencies	—	(32)	—	68
Beginning balance of cash and cash equivalents	340	2,462	1,516	742
Ending balance of cash and cash equivalents	6,535	1,767	340	2,462

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

	2018	2017	2016
Basic earnings (loss) per ordinary share computation
Numerator:
Profit (loss) attributable to the Parent (US$'000)	43,661	(678)	(338,427)
Denominator:
Weighted average basic shares outstanding	171,406,272	171,949,128	171,838,153
Basic earnings (loss) per ordinary share (US$)	0.25	—	(1.97)

Diluted earnings (loss) per ordinary share computation
Numerator:
Profit (loss) attributable to the Parent (US$'000)	43,661	(678)	(338,427)
Denominator:
Weighted average basic shares outstanding	171,406,272	171,949,128	171,838,153
Effect of dilutive securities	123,340	—	—
Weighted average dilutive shares outstanding	171,529,612	171,949,128	171,838,153
Diluted earnings (loss) per ordinary share (US$)	0.25	—	(1.97)

Potential ordinary shares of 269,116, of 70,673, and of 96,236 were excluded from the calculation of diluted earnings (loss) per ordinary share in 2018, 2017, and 2016 respectively because their effect would be anti-dilutive.

15.  Provisions

Provisions comprise the following at December 31:

	2018			2017
	Non- Current	Current	Total	Non- Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Provision for pensions	52,529	197	52,726	59,195	—	59,195
Environmental provision	2,880	331	3,211	3,121	346	3,467
Provisions for litigation	—	2,399	2,399	—	11,732	11,732
Provisions for third-party liability	7,270	—	7,270	7,639	—	7,639
Provisions for C02 emissions allowances	2,859	25,111	27,970	—	7,281	7,281
Other provisions	10,249	12,532	22,781	12,442	13,736	26,178
Total	75,787	40,570	116,357	82,397	33,095	115,492

The changes in the various line items of provisions in 2018 and 2017 were as follows:

			Provisions for	Provisions for	Provisions for
	Provision for	Environmental	Litigation	Third	CO2 Emissions	Other
	Pensions	Provision	in Progress	Party Liability	Allowances	Provisions	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2017	60,876	3,083	—	5,835	5,512	26,278	101,584
Charges for the year	5,082	133	10,807	2,451	6,946	1,494	26,913
Provisions reversed with a credit to income	(1,321)	—	(237)	(181)	—	(545)	(2,284)
Amounts used	(2,304)	(93)	—	—	(5,907)	(2,911)	(11,215)
Provision against equity	(4,511)	—	—	—	—	—	(4,511)
Transfers from/(to) other accounts	—	—	931	(12)	—	(612)	307
Exchange differences and others	1,373	344	231	(454)	730	1,009	3,233
Transfer from liabilities associated with assets held for sale (see Note 29)	—	—	—	—	—	1,465	1,465
Balance at December 31, 2017	59,195	3,467	11,732	7,639	7,281	26,178	115,492
Charges for the year	4,611	103	392	229	26,348	2,483	34,166
Provisions reversed with a credit to income	(36)	—	—	(9)	—	(1,524)	(1,569)
Amounts used	(2,076)	—	(9,595)	(239)	(5,470)	(3,039)	(20,419)
Provision against equity	(3,568)	—	—	—	—	—	(3,568)
Transfers from/(to) other accounts	277	—	—	—	—	—	277
Exchange differences and others	(5,677)	(359)	(130)	(350)	(189)	(2,035)	(8,740)
Additions from business combinations (see Note 5)	—	—	—	—	—	735	735
Disposals from business divestitures	—	—	—	—	—	(17)	(17)
Balance at December 31, 2018	52,726	3,211	2,399	7,270	27,970	22,781	116,357

The main provisions relating to employee obligations are as follows:

France

These relate to various obligations assumed by FerroPem, S.A.S. with various groups of employees relate to long-service benefits, medical insurance supplements and retirement obligations, all of which are defined benefit obligations, whose changes in 2018 and 2017 were as follows:

	2018	2017
	US$'000	US$'000
Obligations at the beginning of year	29,768	29,733
Current service cost	1,678	1,834
Borrowing costs	470	383
Actuarial differences	(700)	(4,570)
Benefits paid	(1,818)	(1,471)
Exchange differences	(1,349)	3,859
Obligations at the end of year	28,049	29,768

At December 31, 2018 and 2017, the effect of a 1% change in the cost of this provision would have resulted in a change to the provision of approximately $3,664 thousand and $3,970 thousand, respectively.

The following table reflects the gross benefit payments that are expected to be paid for the benefit plans for the year ended December 31, 2018:

2018
US$'000
2019	1,597
2020	977
2021	1,179
2022	1,329
2023	2,007
Years 2024-2028	8,628

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

Retirement medical aid obligations

The Company provides post-retirement benefits by way of medical aid contributions for employees and dependents.

Retirement benefits

It is the policy of the Company to provide retirement benefits to all its employees and therefore membership of the retirement fund is compulsory. The Company has both defined contribution and defined benefit plans. The pension fund obligation is recognized in current provisions as the Company will contribute the difference to the plan assets within the next 12 months.

In this regard, the changes of this provision in 2018 and 2017 were as follows:

	2018	2017
	US$'000	US$'000
Obligations at beginning of year	7,872	8,760
Current service cost	139	310
Borrowing costs	740	932
Actuarial differences	(2,000)	(2,226)
Benefits paid	(226)	(740)
Exchange differences	(1,096)	836
Obligations at end of year	5,429	7,872

At December 31, 2018 and 2017, the effect of a 1% change in the cost of the medical aid would have resulted in a change to the provision of approximately $216 thousand and $297 thousand, respectively.

The breakdown, in percentage, of the plan assets are as follows:

	2018	2017
Cash	1.72%	47.45%
Equity	47.42%	24.79%
Bond	13.62%	7.66%
Property	2.67%	1.41%
International	30.27%	15.74%
Others	4.30%	2.95%
Total	100.00%	100.00%

As of December 31, 2018 and 2017 the Plan assets amounted to $1,906 thousand and $2,248 thousand, respectively. Changes in the fair value of plan assets linked to the defined benefit plans in South Africa were as set forth in the following table:

	2018	2017
	US$'000	US$'000
Fair value of plan assets at the beginning of the year	2,248	3,532
Interest income on assets	216	255
Benefits paid	(50)	(2,609)
Actuarial differences	(228)	270
Other	(280)	800
Fair value of plan assets at the end of the year	1,906	2,248
Actual return on assets	(11)	525

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

The most recent of the present value of the defined benefit obligation actuarial valuation was determined at December 31, 2018 by independent actuaries. The present value of the obligation for defined benefit cost, the current service cost and past service cost were determined using the projected unit credit method.

In this regards, the changes of this provision in 2018 and 2017 were as follows:

	2018	2017
	US$'000	US$'000
Obligations at the beginning of year	1,883	2,955
Current service cost	775	158
Borrowing costs	—	2,255
Benefits paid	(35)	(93)
Exchange differences	(2,089)	(3,392)
Obligations at the end of year	534	1,883

The summary of the main actuarial assumptions used to calculate the aforementioned obligations is as follows:

	France		South Africa		Venezuela
	2018	2017	2018	2017	2018	2017
Salary increase	1.60%-6.10%	1.60%-6.10%	7.2%	8.1%	400000%	207.25%
Discount rate	2%	2%	9.9%	10.3%	520004%	219.54%
Expected inflation rate	1.60%	1.60%	6.2%	7.10%	500000%	207%
Mortality	TGH05/TGF05	TGH05/TGF05	SA 85-90 / PA (90)	SA 85-90 / PA (90)	UP94	UP94
Retirement age	65	65	63	63	64	63

North America

a. Defined Benefit Retirement and Post-retirement Plans

Globe Metallurgical Inc. (“GMI”) sponsors three non-contributory defined benefit pension plans covering certain employees, which were all frozen in 2003. Core Metals sponsors a non-contributory defined benefit pension plan covering certain employees, which was closed to new participants in April 2009.

Quebec Silicon Limited partnership (“QSLP”) sponsors a contributory defined benefit pension plan and postretirement benefit plan for certain employees, based on length of service and remuneration. Post-retirement benefits consist of a group insurance plan covering plan members for life insurance, disability, hospital, medical, and dental benefits. The contributory defined benefit pension plan was closed to new participants in December 2013. On December 27, 2013, the Communications, Energy and Paper Workers Union of Canada (“CEP”) ratified a new collective bargaining agreement, which resulted in a curtailment pertaining to the closure of the postretirement benefit plan for union employees retiring after January 31, 2016. The Company’s funding policy has been to contribute, as necessary, an amount in excess of the minimum requirements in order to achieve the Company’s long-term funding targets.

Benefit Obligations and Funded Status – The following provides a reconciliation of the benefit obligations, plan assets and funded status of the North American plans as of December 31, 2018 and 2017:

	2018				2017
	USA	Canada			USA	Canada
			Post-				Post-
	Pension	Pension	retirement		Pension	Pension	retirement
	Plans	Plans	Plans	Total	Plans	Plans	Plans	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Benefit obligation	35,062	22,393	7,377	64,832	38,195	24,788	8,837	71,820
Fair value of plan assets	(29,038)	(17,076)	—	(46,114)	(32,869)	(19,283)	—	(52,152)
Provision for pensions	6,024	5,317	7,377	18,718	5,326	5,505	8,837	19,668

All North American pension and post-retirement plans are underfunded. At December 31, 2018 and 2017, the accumulated benefit obligation was $57,455 thousand and $62,983 thousand for the defined pension plan and $7,377 thousand and $8,837 thousand for the post-retirement plans, respectively.

The assumptions used to determine benefit obligations at December 31, 2018 and 2017 for the North American plans are as follows:

	North America – 2018			North America – 2017
	USA	Canada		USA	Canada
	Pension	Pension	Postretirement	Pension	Pension	Postretirement
	Plan	Plan	Plan	Plan	Plan	Plan
Salary increase	N/A	2.75% - 3.00%	N/A	N/A	2.75% - 3.00%	N/A
Discount rate	4.00%	3.80%	3.90%	3.50%	3.60%	3.65%
Expected inflation rate	N/A	N/A	N/A	N/A	N/A	N/A
Mortality	SOA RP-2014 Blue Collar Mortality	CPM2014-Private	CPM2014-Private	SOA RP-2014 Total Dataset Mortality	CPM2014-Private	CPM2014-Private
Retirement age	65	62	62	65	62	62

The discount rate used in calculating the present value of our pension plan obligations is developed based on the BPS&M Pension Discount Curve for 2018 and 2017 and the Mercer Proprietary Yield Curve for 2018 and 2017. QSLP Pension and post-retirement benefit plans and the expected cash flows of the benefit payments.

The Company expects to make discretionary contributions of approximately $1,037 thousand to the defined benefit pension and post-retirement plans for the year ending December 31, 2019.

The following reflects the gross benefit payments that are expected to be paid in future years for the benefit plans for the year ended December 31:

		Non-pension
		Postretirement
	Pension Plans	Plans
	US$'000	US$'000
2019	3,175	197
2020	3,205	197
2021	3,241	203
2022	3,247	203
2023	3,311	222
Years 2024-2028	17,178	1,393

The accumulated non-pension postretirement benefit obligation has been determined by application of the provisions of the Company’s health care and life insurance plans including established maximums, relevant actuarial assumptions and health care cost trend rates projected at 5.3% for 2018 and decreasing to an ultimate rate of 4.0% in fiscal 2040. At December, 31 2018 and 2017, the effect of a 1% increase in health care cost trend rate on the non-pension postretirement benefit obligation is $1,535 thousand and $1,862 thousand, respectively. At December, 31 2018 and 2017 the effect of a 1% decrease in health care cost trend rate on the non-pension postretirement benefit obligation is ($1,194) thousand and ($1,442) thousand.

The changes to these obligations in the current year ended December 31, 2018 were as follows:

	2018
	USA	Canada
	Pension	Pension	Post-retirement
	Plans	Plans	Plans	Total
	US$'000	US$'000	US$'000	US$'000
Obligations at the beginning of year	38,195	24,788	8,837	71,820
Service cost	185	123	334	642
Borrowing cost	1,300	816	297	2,413
Actuarial differences	(2,849)	(416)	(1,240)	(4,505)
Benefits paid	(1,874)	(978)	(161)	(3,013)
Exchange differences	—	(1,940)	(690)	(2,630)
Expenses	(70)	—	—	(70)
Plan amendments	175	—	—	175
Obligations at the end of year	35,062	22,393	7,377	64,832

The plan assets of the defined benefit and retirement and post-retirement plans in North America are comprised of assets that have quoted market prices in an active market. The breakdown as of December 31, 2018 and 2017 of the assets by class are:

	2018	2017
Cash	1%	2%
Equity Mutual Funds	40%	45%
Fixed Income Securities	59%	51%
Real Estate Mutual Funds	—%	2%
Total	100%	100%

For the year ended December 31, 2018, the changes in plan assets were as follows:

	2018
	USA	Canada
	Pension	Pension
	Plans	Plans	Total
	US$'000	US$'000	US$'000
Fair value of plan assets at the beginning of the year	32,869	19,283	52,152
Interest income on assets	1,110	643	1,753
Benefits paid	(1,874)	(978)	(2,852)
Actuarial return on plan assets	(3,044)	(1,154)	(4,198)
Other	(23)	(718)	(741)
Fair value of plan assets at the end of the year	29,038	17,076	46,114

b. Other Benefit Plans

The Company administers healthcare benefits for certain retired employees through a separate welfare plan requiring reimbursement from the retirees.

The Company’s subsidiary, GMI, provides two defined contribution plans (401(k) plans) that allow for employee contributions on a pretax basis. The Company agrees to match 25% of participants’ contributions up to a maximum of 6% of compensation. Additionally, the Company sponsors a defined contribution plan for employees of Core Metals. Under the plan, the Company may make discretionary payments to salaried and non-union participants in the form of profit sharing and matching funds.

Other benefit plans offered by the Company include a Section 125 cafeteria plan for the pretax payment of healthcare costs and flexible spending arrangements.

Environmental provision

Environmental provisions relate to $2,880 thousand of non-current environmental rehabilitation obligations (2017: $3,121 thousand) and $331 thousand of current environmental rehabilitation obligations (2017: $346 thousand).

Provisions for litigation

Certain employees of FerroPem, S.A.S., then known as Pechiney Electrometallurgie, S.A., may have been exposed to asbestos at its plants in France in the decades prior to FerroAtlántica’s purchase of that business in December 2004. The Company has recognized a provision of $1,775 thousand during the year ended December 31, 2018 as part of the current portion of Provisions for litigation (2017: $2,339 thousand).  The associated expense has been recorded to Staff costs in the Consolidated Income Statement.  See Note 24 for further information.

The outcome of this dispute, including the amount and timing of any potential settlements, remains uncertain.  The provision reflects the Company’s best estimate of the expenditure required to settle its present obligations.

The company received in March 2017 a demand for mediation from our North American joint venture partner regarding a dispute in relation to the price of coal charged by our subsidiary, Alden, to our North American joint ventures. During 2017, the parties engaged in a non-binding mediation process and the Company recognized a provision of $8,900 thousand during the year ended December 31, 2017. During 2018, the Company reached an agreement with the joint venture partner, and paid $4,450 thousand, and recognized the remaining $4,450 thousand in other current liabilities.

Provisions for third-party liability

Provisions for third-party liability relate to current obligations ($7,270 thousand) relating to health costs for retired employees (2017: $7,639 thousand).

Other provisions

Included in other provisions are current obligations arising from past actions that involve a probable outflow of resources that can be reliably estimated. Other provisions provision for taxes of $7,323 thousand (2017: $8,136 thousand) and other provisions of $15,458 thousand (2017: $18,042 thousand).

16.  Bank borrowings

Bank borrowings comprise the following at December 31:

	2018
		Non-Current	Current
	Limit	Amount	Amount	Total
	US$'000	US$'000	US$'000	US$'000
Borrowings carried at amortised cost:
Credit facilities	250,000	132,821	493	133,314
Other loans		—	7,698	7,698
Total		132,821	8,191	141,012

	2017
		Non-Current	Current
	Limit	Amount	Amount	Total
	US$'000	US$'000	US$'000	US$'000
Borrowings carried at amortised cost:
Credit facilities	200,000	—	—	—
Other loans		—	1,003	1,003
Total		—	1,003	1,003

Credit facilities

Credit facilities comprise the following at December 31:

	2018	2017
	US$'000	US$'000
Secured loans carried at amortised cost
Principal amount	135,919	—
Unamortised issuance costs	(3,098)	—
Accrued interest	493	—
Total	133,314	—

Amount due for settlement within 12 months	493	—
Amount due for settlement after 12 months	132,821	—
Total	133,314	—

On February 27, 2018, Ferroglobe entered into a revolving credit facility that provided for borrowings up to an aggregate principal amount of $250,000 thousand (the “Revolving Credit Facility”). The Revolving Credit Facility was amended on February 22, 2019, which included a reduction in the size of the facility from $250,000 thousand to $200,000 thousand (see Note 30). In addition to loans in US dollars, multicurrency borrowings under the Revolving Credit Facility are available in Euros, Pound Sterling and any other currency approved by the administrative agent and lenders. Subject to certain exceptions, loans under the Revolving Credit Facility may be borrowed, repaid and reborrowed at any time until the facility’s expiration date in February 27, 2021.

Interest Rates

At the Company’s option, loans under the Revolving Credit Facility bear interest based on the Base Rate or the Euro-Rate (each as defined below), plus an applicable margin. The applicable margin varies based on financial ratios, and is currently 2.25% for Base Rate loans or 3.25% for Euro-Rate loans. The average interest rate during the twelve months ended December 31, 2018 was 5.2%.

Base Rate shall mean, for any day, a fluctuating per annum rate of interest equal to the highest of (a) the Fed Overnight Bank Funding Rate, plus fifty basis points (0.50%), (b) the Prime Rate, and (c) the Daily LIBOR Rate, plus 100 basis points (1.00%). Any change in the Base Rate (or any component thereof) shall take effect at the opening of business on the day such change occurs. Notwithstanding the foregoing, if the Base Rate as determined in the manner provided for above would be less than zero percent (0.00%) per annum, such rate shall be deemed to be zero percent (0.00%) per annum for purposes of the Revolving Credit Facility Agreement.

Euro-Rate shall mean the following: (a) with respect to the U.S. Dollar Loans comprising any Borrowing Tranche to which the Euro-Rate Option applies for any Interest Period, the interest rate per annum determined by the Administrative Agent as the rate at which U.S. Dollar deposits are offered by leading banks in the London interbank deposit market; (b) with respect to Optional Currency Loans in Euros or British Pounds Sterling comprising any Borrowing Tranche for any Interest Period, the interest rate per annum determined by the Administrative Agent as the rate at which such currencies are offered by leading banks in the London interbank deposit market.

Guarantees and security

The obligations of Ferroglobe PLC (Borrower) under the Revolving Credit Facility, are guaranteed by certain of its subsidiaries (the Guarantors). The obligations of the Borrower and the Guarantors (together, the Loan Parties), together with each secured bank product accepted or executed by a Loan Party, are or will be secured by particular security interests in certain equity interests of subsidiaries of the Loan Parties and certain assets of the Loan Parties.

Covenants

In addition to certain affirmative and negative covenants, the Revolving Credit Facility contains certain maintenance financial covenants, including a maximum net total leverage ratio and a minimum interest coverage ratio. The Company was in compliance with all covenants as of December 31, 2018. Subsequent to December 31, 2018 the Company entered in to an amendment to the Revolving Credit facility that modified the financial maintenance covenants for an interim period (see Note 30).

Foreign currency exposure of bank borrowings

The breakdown by currency of bank borrowings at December 31, is as follows:

	2018
	Non-Current	Current
	Principal	Principal
	Amount	Amount	Total
	US$'000	US$'000	US$'000
Borrowings in US Dollars	78,664	785	79,449
Borrowings in Euros	57,255	6,913	64,168
Total	135,919	7,698	143,617

	2017
	Non-Current	Current
	Principal	Principal
	Amount	Amount	Total
	US$'000	US$'000	US$'000
Borrowings in US Dollars	—	992	992
Borrowings in other currencies	—	11	11
Total	—	1,003	1,003

Contractual maturity of non-current bank borrowings

The contractual maturity of non-current bank borrowings at December 31, 2018, was as follows:

	2018
	2021	Total
	US$'000	US$'000
Credit facilities	132,821	132,821
Other loans	—	—
Total	132,821	132,821

There were no non-current bank borrowings outstanding at December 31, 2017.

17.  Leases

Obligations under finance leases

Obligations under finance leases comprise the following at December 31:

	2018			2017
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Hydroelectrical installations (including power lines and concessions)	52,428	12,577	65,005	68,088	12,551	80,639
Other finance leases	1,044	422	1,466	1,625	369	1,994
Total	53,472	12,999	66,471	69,713	12,920	82,633

On May 25, 2012, FerroAtlàntica, S.A., as financial lessee, entered into a sale and leaseback agreement (the ‘‘Hydro-electric Finance Lease’’) with respect to certain hydro-electric assets in Spain. The financial lessee’s obligations under the Hydroelectric Finance Lease are secured by such hydro-electric assets. Payments in respect of the Hydro-electric Finance Lease are to be made in 120 installments, which commenced on May 25, 2012 and continue until maturity on May 25, 2022. The outstanding amounts under this loan accrue interest at a rate equal to six-month EURIBOR plus 3.5%.

The detail, by maturity, of the non-current payment obligations under finance leases as of December 31, 2018 is as follows:

	2020	2021	2022	Total
	US$'000	US$'000	US$'000	US$'000
Hydroelectrical installations (including power lines and concessions)	13,199	13,849	25,380	52,428
Other finance leases	618	426	—	1,044
Total	13,817	14,275	25,380	53,472

Future net minimum lease payments under finance leases together with the future finance charges are as follows:

	Undiscounted minimum lease payments		Present value of minimum lease payments
	2018	2017	2018	2017
	US$'000	US$'000	US$'000	US$'000
Within 1 year	13,362	13,281	12,999	12,920
Between 1 and 5 years	61,556	82,683	53,472	69,713
After 5 years	—	—	—	—
Total minimum lease payments	74,918	95,964	66,471	82,633
Less: amounts representing finance lease charges	8,447	13,331	—	—
Present value of minimum lease payments	66,471	82,633	66,471	82,633

Operating leases

The Company also enters into operating leases, the most significant of which relates to the Company’s office leases. Expenses associated with operating leases are recorded in Other Operating Expenses in the consolidated income statement, and the minimum lease payments on operating leases at December 31, are as follows:

	2018	2017
	US$'000	US$'000
Within one year	9,684	12,105
Between one and five years	20,847	27,277
After five years	732	3,347
Total	31,263	42,729

18.  Debt instruments

Debt instruments comprise the following at December 31:

	2018	2017
	US$'000	US$'000
Unsecured notes carried at amortised cost
Principal amount	350,000	350,000
Unamortised issuance costs	(8,343)	(10,668)
Accrued coupon interest	10,937	10,938
Total	352,594	350,270

Amount due for settlement within 12 months	10,937	10,938
Amount due for settlement after 12 months	341,657	339,332
Total	352,594	350,270

On February 15, 2017, Ferroglobe and Globe (together, the “Issuers”) issued $350,000 thousand aggregate principal amount of 9.375% Senior Notes due March 1, 2022 (the “Notes”). The proceeds were used primarily to repay existing indebtedness, including borrowings, certain credit facilities and other loans. Issuance costs of $12,116 thousand were incurred. The principal amounts of the Notes issued by Ferroglobe and Globe were $150,000 thousand and $200,000 thousand, respectively. Interest on the Notes is payable semi-annually on March 1 and September 1 of each year, commencing on September 1, 2017.

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

The Notes are senior unsecured obligations of the Issuers and are guaranteed on a senior basis by certain subsidiaries of Ferroglobe. The Notes are listed on the Irish Stock Exchange. The associated indenture of the notes contains certain negative covenants. Additionally, if the Issuers experience a change of control the indenture requires the Issuers to offer to redeem the Notes at 101% of their principal amount. Grupo Villar Mir S.A.U. owns 53.9% of the Company's outstanding shares and has pledged them to secure its obligations to certain banks. The Company would experience a change in control and would be required to offer redemption of bonds in accordance with the indenture if Grupo Villar Mir S.A.U. defaults on the underlying loan. See Note 27 for further information.

The fair value of the Notes, determined by reference to the closing market price on the last trading day of the year, was $288,022 thousand as at December 31, 2018 (December 31, 2017: $378,000 thousand).

19.  Other financial liabilities

Other financial liabilities comprise the following at December 31:

	2018			2017
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Financial loans from government agencies	9,325	52,524	61,849	10,971	88,420	99,391
Derivative financial instruments	23,463	—	23,463	38,040	—	38,040
Total	32,788	52,524	85,312	49,011	88,420	137,431

Financial loans from government agencies

On September 8, 2016, FerroAtlántica, S.A., as borrower, and the Spanish Ministry of Industry, Tourism and Commerce (the “Ministry”), as lender, entered into two loan agreements under which the Ministry made available to the borrower loans in aggregate principal amount of €44,999 thousand and €26,909 thousand, respectively, in connection with industrial development projects relating to the Company’s solar grade silicon project. The loan of  €44,999 thousand is contractually due to be repaid in 7 installments over a 10-year period with the first three years as a grace period. The loan of €26,909 thousand was repaid in April 2018. Interest on outstanding amounts under each loan accrues at an annual rate of 2.29%. As of December 31, 2018, the amortized cost of these loans was €44,706 thousand (equivalent to $51,189 thousand) (2017: €72,517 thousand and $86,969 thousand).

The agreements governing the loans contain the following limitations on the use of the proceeds of the outstanding loan: (1) the investment of the proceeds must occur between January 1, 2016 and February 24, 2019; (2) the allocation of the proceeds must adhere to certain approved budget categories; (3) if the final investment cost is lower than the budgeted amount, the borrower must reimburse the Ministry proportionally; and (4) the borrower must comply with certain statutory restrictions regarding related party transactions and the procurement of goods and services. As of December 31, 2018, the balance of these loans have been presented within current liabilities due to non-compliance with the loan conditions.

The remaining non-current and current balances are related to loans granted mainly by French and Spanish government agencies.

Derivative financial instruments

Derivative financial instruments comprise the following at December 31:

	2018	2017
	US$'000	US$'000
Derivatives designated as hedging instruments
Cross currency swap	15,883	26,219

Derivatives not designated as hedging instruments
Cross currency swap	4,501	7,429
Interest rate swaps	3,079	4,392
	23,463	38,040

Cross currency swap

The Company's operations generate cash flows predominantly in Euros and US dollars. The Company is exposed to exchange rate fluctuations between these currencies as it expects to convert Euros into US dollars to settle a proportion of the interest and principal of the Notes (see Note 18). To manage this currency risk, the Parent Company entered a cross-currency swap (the “CCS”) on May 12, 2017 where on a semi-annual basis it will receive interest of 9.375% on a notional of $192,500 thousand and pay interest of 8.062% on a notional of €176,638 thousand and it will exchange these Euro and US dollar notional amounts at maturity of the Notes in 2022. The timing of payments of interest and principal under the CCS coincide exactly with those of the Notes.

The fair value of the CCS at December 31, 2018 was $20,384 thousand (2017: $33,648 thousand) (see Note 28).

The Parent Company, which has a Euro functional currency, has designated $150,000 thousand of the notional amount of the CCS as a cash flow hedge of the variability of the Euro functional currency equivalents of the future US dollar cash flows of $150,000 thousand of the principal amount of the Notes. During the year ended December 31, 2018, the change in fair value of the CCS has resulted in a gain of $10,006 thousand recognized through other comprehensive income in the valuation adjustments reserve (2017: $24,171 thousand loss). During the year ended December 31, 2018, the change in value of the hedged item used as the basis for recognizing hedge ineffectiveness for the period was a gain of $10,333 thousand. This cash flow hedge was assessed to be highly effective at December 31, 2018 and therefore no ineffectiveness was recognized in the income statement. Amounts transferred from the valuation adjustments reserve to the income statement comprise a gain of $7,024 thousand transferred to exchange differences (2017: $14,791 thousand loss) and a gain of $951 thousand transferred to finance costs (2017: $1,216 thousand). At December 31, 2018, a balance of $8,567 thousand in respect of the cash flow hedge of the CCS remained in the valuation adjustment reserve and will be reclassified to the income statement as the hedged item affects profit or loss over the period to maturity of the Notes (2017: $10,596 thousand).

The remaining $42,500 thousand of the notional amount of the CCS is not designated as a cash flow hedge and is accounted for at fair value through profit or loss, resulting in a gain of $2,838 thousand for the year ended December 31, 2018, which is recorded in financial derivative gain in the consolidated income statement (2017: $6,850 thousand loss).

Interest rate swaps

The Company enters into interest rate swaps to manage the risk of changes in interest rates on certain non-current and current obligations. Since June 30, 2015, the interest rate swaps have been considered as ineffective hedges and as a result the changes in fair value of these derivatives are recognized through profit or loss. At December 31, 2018, valuation adjustments reserve includes $2,602 thousand that relates to hedging relationships for which hedge accounting is no longer applied.

The following interest rate swaps were outstanding at December 31:

	2018
	Nominal		Fixed	Reference	Fair
	Amount		Interest	Floating	Value
	US$'000	Maturity	Rate	Interest Rate	US$'000
Lease of hydroelectrical installations	137,400	2022	2.05	6-month Euribor	(3,079)
Total					(3,079)

	2017
	Nominal		Fixed	Reference	Fair
	Amount		Interest	Floating	Value
	US$'000	Maturity	Rate	Interest Rate	US$'000
Lease of hydroelectrical installations	143,916	2022	2.05	6-month Euribor	(4,392)
Total					(4,392)

20.   Trade and other payables

Trade and other payables compose the following at December 31:

	2018	2017
	US$'000	US$'000
Payable to suppliers	241,936	172,566
Trade notes and bills payable	14,887	20,293
Total	256,823	192,859

21.   Other liabilities

Other liabilities comprise the following at December 31:

	2018			2017
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Payable to non-current asset suppliers	99	11,648	11,747	—	5,411	5,411
Guarantees and deposits	16	—	16	32	2	34
Remuneration payable	55	45,705	45,760	—	46,667	46,667
Tax payables	—	20,799	20,799	1,574	17,785	19,359
Contingent consideration	23,119	3,103	26,222	—	—	—
Other liabilities	1,741	22,315	24,056	1,930	20,704	22,634
Total	25,030	103,570	128,600	3,536	90,569	94,105

Tax payables

Tax payables comprise the following at December 31:

	2018			2017
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
VAT	—	6,491	6,491	—	1,784	1,784
Accrued social security taxes payable	—	5,001	5,001	—	5,095	5,095
Personal income tax withholding payable	—	1,436	1,436	—	1,049	1,049
Other	—	7,871	7,871	1,574	9,857	11,431
Total	—	20,799	20,799	1,574	17,785	19,359

Share-based compensation

a. Equity Incentive Plan

On May 29, 2016, the board of Ferroglobe PLC adopted the Ferroglobe PLC Equity Incentive Plan (the “Plan”) and on June 29, 2016 the Plan was approved by the shareholders of the Company. The Plan is a discretionary benefit offered by Ferroglobe PLC for the benefit of selected senior employees of Ferroglobe PLC and its subsidiaries. The Plan’s main purpose is to reward and foster performance through share ownership. Awards under the plan may be structured either as conditional share awards or options with a $nil exercise price (nil cost options). The awards are subject to a service condition of three years from the date of grant.

Details of the Plan awards during the current and prior years are as follows:

Number of awards
Outstanding as of December 31, 2016	264,933
Granted during the period	492,432
Exercised during the period	—
Expired/forfeited during the period	—
Outstanding as of December 31, 2017	757,365
Granted during the period	485,860
Exercised during the period	—
Expired/forfeited during the period	(218,183)
Outstanding as of December 31, 2018	1,025,042

Exercisable as of December 31, 2018 and December 31, 2017	—

The awards outstanding under the Plan at December 31, 2018 and December 31, 2017 were as follows:

	Performance Period			Fair Value at
Grant Date	(three years ended)	Expiration Date	Exercise Price	Grant Date	2018	2017
June 14, 2018	N/A	June 13, 2028	nil	$9.34	129,930	—
March 21, 2018	December 31, 2021	March 20, 2028	nil	$22.56	287,080	—
June 20, 2017	December 31, 2020	June 20, 2027	nil	$15.90	17,342	17,342
June 1, 2017	N/A	June 1, 2027	nil	$10.96	19,463	19,463
June 1, 2017	December 31, 2020	June 1, 2027	nil	$16.77	382,002	455,627
November 24, 2016	December 31, 2019	November 24, 2026	nil	$16.66	189,225	264,933
					1,025,042	757,365

The awards outstanding as of December 31, 2018 had a weighted average remaining contractual life of 6.18 years.

At December 31, 2018, 875,649 of the outstanding awards were subject to performance conditions (2017: 737,902 awards). For those awards subject to performance conditions, upon completion of the three year service period, the recipient will receive a number of shares or nil cost options of between 0% and 200% of the above award numbers, depending on the financial performance of the Company during the performance period. The performance conditions can be summarized as follows:

Vesting Conditions
30% total shareholder return (“TSR”) relative to a comparator group
30% TSR relative to S&P Global 1200 Metals and Mining Index
20% return on invested capital (“ROIC”) relative to a comparator group
20% net operating profit after tax (“NOPAT”) relative to a comparator group

There were no performance obligations linked to 149,393 of the awards outstanding at December 31, 2018 (2017: 19,463 awards). These awards were issued as deferred bonus awards and vest subject to remaining in employment for three years.

Fair Value

The weighted average fair value of the awards granted during the year ended December 31, 2018 was $18.62 (2017: $16.51). The Company estimates the fair value of the awards using Stochastic and Black-Scholes option pricing models. Where relevant, the expected life used in the model has been adjusted for the remaining time from the date of valuation until options are expected to be received, exercise restrictions (including the probability of meeting market conditions attached to the option), and performance considerations. Expected volatility is calculated over the period commensurate with the remainder of the performance period immediately prior to the date of grant.

The following assumptions were used to estimate the fair value of the awards:

	Grant date
	March 21, 2018	June 20, 2017	June 01, 2017	November 24, 2016
Fair value at grant date	$22.56	$15.90	$16.77	$16.66
Grant date share price	$15.19	$10.50	$10.96	$11.81
Exercise price	Nil	Nil	Nil	Nil
Expected volatility	49.86%	43.15%	43.09%	44.83%
Option life	3.00 years	3.00 years	3.00 years	3.00 years
Dividend yield	—%	—%	—%	—%
Risk-free interest rate	2.48%	1.52%	1.44%	1.39%
Remaining performance period at grant date	2.78	2.53	2.58	2.1
Company TSR at grant date	2.1%	(0.3)%	4.0%	40.0%
Median comparator group TSR at grant date	(6.2)%	(7.2)%	(3.7)%	56.4%
Median index TSR at grant date	(8.4)%	0.6%	4.8%	45.7%

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

For the year ended December 31, 2018, share-based compensation expense related to this stock plan amounted to $2,798 thousand, which is recorded in staff costs (2017: $2,405 thousand).

b. Options assumed under business combination with Globe

Prior to the business combination, shares of Globe Specialty Metals common stock were registered pursuant to Section 12(b) of the Exchange Act and listed on NASDAQ. As a result of the business combination between Ferroglobe and Globe, each share of Globe common stock was converted into the right to receive one Ferroglobe ordinary share. The shares of Globe common stock were suspended from trading on NASDAQ effective as of the opening of trading on December 24, 2015. Ferroglobe ordinary shares were approved for listing on The NASDAQ Global Market. At the effective time of the business combination, GSM stock and stock-based awards were replaced with stock and stock-based awards of Ferroglobe in a one to one exchange.

There were 59,980 options that were exercised and 167,990 share options that expired during the year ended December 31, 2018 (2017: 34,990 options were exercised and 71,027 share options expired).

A summary of options outstanding is as follows:

			Weighted-
			Average
		Weighted-	Remaining
		Average	Contractual	Aggregate
	Number of	Exercise	Term in	Intrinsic
	Options	Price	Years	Value
Outstanding as of December 31, 2016	629,378	$14.59	1.75	580
Exercised during the period	(34,990)	6.77
Expired/forfeited during the period	(71,027)	14.54
Outstanding as of December 31, 2017	523,361	$15.12	0.89	$1,774
Exercised during the period	(59,980)	5.89
Expired/forfeited during the period	(167,990)	17.99
Cancelled in lieu of cash settlement	(191,761)	12.54
Outstanding as of December 31, 2018	103,630	$19.40	0.44	$—

Exercisable as of December 31, 2018	103,630	$19.40	0.44	$—

As of December 31, 2018 there are total vested options of 103,630 and no unvested options outstanding (2017: vested options of 515,028 and 8,333 unvested options).

For the year ended December 31, 2018, share based compensation income related to stock options under this plan was $287 thousand (2017: $4 thousand expense).  The expense is reported within staff costs in the consolidated income statement.

For the year ended December 31, 2018, the Company settled 191,761 of the above options for cash resulting in a payment of $680 thousand.

c. Executive bonus plan assumed under business combination with Globe

Prior to the business combination, the Globe also issued restricted stock units under the Company’s Executive Bonus Plan. The fair value of restricted stock units is based on quoted market prices of the Company’s stock at the end of each reporting period. These restricted stock units proportionally vest over three years, but are not delivered until the end of the third year. The Company will settle these awards by cash transfer, based on the Company’s stock price on the date of transfer.  For the year ended December 31, 2018, 7,031 restricted options were exercised and for the year ended December 31, 2017, 371,570 restricted options were exercised. As of December 31, 2018, and 2017 year end, restricted stock units of nil and 13,340, respectively, were outstanding.

For the year ended December, 31 2018, share based compensation income for these restricted stock units was $584 thousand before tax and $376 thousand after tax (2017: $343 thousand expense before tax and $202 thousand expense after tax). The expense is reported within staff costs in the consolidated income statement. At December 31, 2018 and 2017, the liability associated with the restricted stock option was $41 thousand and $626 thousand, respectively included in other current liabilities.

d. Stock appreciation rights assumed under business combination with Globe

Globe issued cash-settled stock appreciation rights as an additional form of incentivized bonus. Stock appreciation rights vest and become exercisable in one-third increments over three years. The Company settles all awards by cash transfer, based on the difference between the Company’s stock price on the date of exercise and the date of grant. The Company estimates the fair value of stock appreciation rights using the Black-Scholes option pricing model. There were 74,373 stock appreciation rights cancelled and 498,476 stock appreciation rights exercised during the year ended December 31, 2018 (2017: 209,451 stock appreciation rights cancelled and 168,135 stock appreciation rights exercised). As of December 31, 2018, and 2017, there were 610,021 and 1,182,871 stock appreciation rights outstanding, respectively.

For the year ended December 31, 2018 compensation income for these stock appreciation rights was $5,848 thousand before tax and $3,762 thousand after tax (2017:  $3,429 thousand expense before tax and $2,023 thousand expense after tax). As of December 31, 2018, the liability associated with the stock appreciation rights is $62 thousand and is included in other current liabilities (2017: liability of $5,911 thousand included within other liabilities, of which $111 thousand was presented as non-current).

22.  Tax matters

The components of current and deferred income tax expense (benefit) are as follows:

	2018	2017	2016
	US$'000	US$'000	US$'000
Consolidated income statement
Current income tax
Current income tax charge/(credit)	22,795	30,491	(14,885)
Adjustments in current income tax in respect of prior years	(865)	753	1,220
Total	21,930	31,244	(13,665)

Deferred tax
Origination and reversal of temporary differences	2,500	(14,857)	(33,030)
Impact of tax rate changes	98	(31,688)	—
Adjustments in deferred tax in respect of prior years	(293)	480	—
Total	2,305	(46,065)	(33,030)

Income tax expense (benefit)	24,235	(14,821)	(46,695)

As the Company has significant business operations in Spain, France, South Africa and the United States, a weighted effective tax rate is considered to be appropriate in estimating the Company’s expected tax rate. The following is a reconciliation of tax expense based on a weighted blended statutory income tax rate to our effective income tax expense for the years ended December 31, 2018, 2017, and 2016:

	2018	2017	2016
	US$'000	US$'000	US$'000
Accounting profit/(loss) before income tax	48,808	(20,643)	(405,308)
At weighted effective tax rate of 36% (2017: 31% and 2016: 31%)	17,409	(6,399)	(125,645)
Non-taxable income/(expenses)	(14,856)	96	—
Non-deductible expenses	25,079	18,278	81,648
Movements in unprovided deferred tax	7,620	7,138	15,326
US Tax Reform - federal tax rate change	—	(31,257)	—
Differing territorial tax rates	(2,262)	2	(22,949)
Adjustments in respect of prior periods	(1,038)	1,233	—
Other items	(4,936)	(845)	890
Elimination of effect of interest in joint ventures	1,079	1,458	—
Other permanent differences	1,242	(1,685)	5,196
Incentives and deductions	(6,944)	(3,188)	(1,161)
US State taxes	1,235	348	—
Taxable capital gains	607	—	—
Income tax (expense)/benefit	24,235	(14,821)	(46,695)

The Tax Cuts and Jobs Act (“TCJA”) was enacted into law on December 22, 2017. The material impact of the TCJA on the Company's 2017 position was a deferred tax credit of $31.2 million representing the remeasurement of the Company’s U.S. net deferred tax liability as a consequence of the reduction of the U.S. federal corporate statutory tax rate from 35% to 21% with effect from January 1, 2018.  A one-off tax charge of $1.7 million representing the Company’s best estimate of its transition tax liability was recorded in 2017 and reversed in the current period following a comprehensive review of the foreign historic earnings and profits subject to tax under the new law.

Current tax assets and liabilities

	2018	2017
	US$'000	US$'000
Current tax assets
Income tax receivable	27,404	17,158

Current tax liabilities
Income tax payable	2,335	7,419

Net tax assets	25,069	9,739

Deferred tax assets and liabilities

For the year ended December 31, 2018:

	Opening	Prior Year	Recognised in	Recognised in	Acquisitions/	Exchange	Closing
	Balance	Charge	P&L	Equity/ OCI	Disposals	Differences	Balance
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Intangible assets	(2,442)	1,787	236	—	—	—	(419)
Biological assets	(5,521)	—	2,233	—	—	448	(2,840)
Provisions	25,534	(3,388)	(1,353)	93	210	(1,146)	19,950
Property, plant & equipment	(79,758)	(3,409)	3,562	—	(1,682)	3,002	(78,285)
Inventories	(243)	(3)	(2,673)	256	42	(12)	(2,633)
Hedging Instruments	1,239	15	7	(197)	—	(54)	1,010
Tax losses, incentives & credits	20,723	343	(7,249)	(489)	1,179	(877)	13,630
Partnership interest	(13,373)	(349)	1,197	—	—	—	(12,525)
Other	(6,028)	4,514	770	—	—	66	(678)
Total	(59,869)	(490)	(3,270)	(337)	(251)	1,427	(62,790)

Presented in the statement of financial position as follows:

	2018	2017
	US$'000	US$'000
Deferred tax assets	14,589	5,273
Deferred tax liabilities	77,379	65,142
Net Total Deferred Tax Asset / (Liability)	(62,790)	(59,869)

Unrecognised deductible temporary differences, unused tax losses and unused tax credits

	2018	2017
	US$'000	US$'000
Unused tax losses	396,119	391,997
Unused tax credits	7,963	8,028
Unrecognised deductible temporary differences	79,377	65,638
Total	483,459	465,663

Management of tax risks

The Company is committed to conducting its tax affairs consistent with the following objectives:

(i)	to comply with relevant laws, rules, regulations, and reporting and disclosure requirements in whichever jurisdiction it operates;
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

23.  Related party transactions and balances

Balances with related parties at December 31 are as follows:

	2018
	Receivables		Payables
	Non-Current	Current	Non-Current	Current
	US$'000	US$'000	US$'000	US$'000
Inmobiliaria Espacio, S.A.	—	2,953	—	7
Grupo Villar Mir, S.A.U.	—	79	—	—
Enérgya VM Generación, S.L	—	11,154	—	70
Villar Mir Energía, S.L.U.	2,288	38	—	8,941
Espacio Information Technology, S.A.U.	—	—	—	1,514
Blue Power Corporation, S.L.	—	—	—	134
Other related parties	—	2	—	462
Total	2,288	14,226	—	11,128

	2017
	Receivables		Payables
	Non-Current	Current	Non-Current	Current
	US$'000	US$'000	US$'000	US$'000
Inmobiliaria Espacio, S.A.	—	3,033	—	4
Grupo Villar Mir, S.A.U.	—	83	—	—
Enérgya VM Generación, S.L	—	1,420	—	6
Villar Mir Energía, S.L.U.	2,398	35	—	12,065
Espacio Information Technology, S.A.U.	—	—	—	861
Blue Power Corporation, S.L.	—	—	—	29
Other related parties	2	1	—	8
Total	2,400	4,572	—	12,973

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

Transactions with related parties in 2018, 2017 and 2016 are as follows:

	2018
	Sales and			Other	Finance
	Operating			Operating	Income
	Income	Cost of Sales	Staff costs	Expenses	(Note 25.4)
	US$'000	US$'000	US$'000	US$'000	US$'000
Inmobiliaria Espacio, S.A.	—	—	—	6	72
Villar Mir Energía, S.L.U.	—	99,939	—	1,467	—
Espacio Information Technology, S.A.U.	—	—	—	4,226	—
Enérgya VM Generación, S.L	43,772	—	—	272	—
Enérgya VM Gestión, S.L	—	42	—	119	—
Other related parties	20	—	—	119	—
Total	43,792	99,981	—	6,209	72

	2017
	Sales and			Other	Finance
	Operating			Operating	Income
	Income	Cost of Sales	Staff costs	Expenses	(Note 25.4)
	US$'000	US$'000	US$'000	US$'000	US$'000
Inmobiliaria Espacio, S.A.	—	—	—	2	70
Villar Mir Energía, S.L.U.	—	94,049	—	3,362	—
Espacio Information Technology, S.A.U.	—	—	—	3,807	—
Enérgya VM Generación, S.L	17,222	—	—	226	—
Enérgya VM Gestión, S.L	—	—	—	22	—
Other related parties	—	—	—	1,440	154
Total	17,222	94,049	—	8,859	224

	2016
	Sales and			Other	Finance
	Operating			Operating	Income
	Income	Cost of Sales	Staff costs	Expenses	(Note 25.4)
	US$'000	US$'000	US$'000	US$'000	US$'000
Inmobiliaria Espacio, S.A.	—	—	—	2	74
Grupo Villar Mir, S.A.U.	403	—	—	—	—
Villar Mir Energía, S.L.U.	45	69,083	—	3,626	—
Espacio Information Technology, S.A.U.	—	—	—	4,049	—
Enérgya VM Generación, S.L	20,553	—	—	503	—
Enérgya VM Gestión, S.L	—	253	—	—	—
Marco International Corporation	765	5,212	—	—	—
Key management personnel (Note 26)	—	—	10,080	—	—
Other related parties	—	—	—	92	—
Total	21,766	74,548	10,080	8,272	74

“Cost of sales” of the related parties vis-à-vis Villar Mir Energía, S.L.U. relates to the purchase of energy from the latter by the Company’s Electrometallurgy – Europe segment.  FerroAtlántica pays VM Energía a service charge in addition to paying for the cost of energy purchase from the market. For the fiscal years ended December 31, 2018, 2017 and 2016, FerroAtlántica’s and Hidro Nitro Española’s obligations to make payments to VM Energía under their respective agreements – for the purchase of energy plus the service charge – amounted to $99,939 thousand, $94,049 thousand and $69,083 thousand, respectively. These contracts are similar to contracts FerroAtlántica signs with other third-party brokers.

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

“Sales and operating income” relates mainly to sales from Hidro Nitro Española to Enérgya VM for the sales made by its hydroelectric plant of $11,874 thousand, $7,419 thousand and $5,155 thousand for the fiscal years ended December 31, 2018, 2017 and 2016.  Hidro Nitro Española was sold out of the Company on December 31, 2018.  FerroAtlántica sales to Enérgya VM for the sales made by its hydroelectric plant of $31,898 thousand, $9,803 thousand and $15,398 thousand for the fiscal years ended December 31, 2018, 2017 and 2016.

During 2018 and 2017, under the solar joint venture agreement FerroAtlántica and other subsidiaries have purchased property, plant and equipment of $4,252 and $3,611 thousand  respectively, from Aurinka and Blue Power Corporation, S.L.

24.   Guarantee commitments to third parties and contingent liabilities

Guarantee commitments to third parties

As of December 31, 2018 and 2017, the Company has provided bank guarantees commitments to third parties amounting $14,427 thousand and $18,943 thousand, respectively. Management believes that any unforeseen liabilities at December 31, 2018 and 2017 that might arise from the guarantees given would not be material.

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

Asbestos-related claims

Certain employees of FerroPem, S.A.S., then known as Pechiney Electrometallurgie, S.A. (“PEM”), may have been exposed to asbestos at its plants in France in the decades prior to FerroAtlántica Group’s purchase of that business in December 2004. During the period in question, PEM was wholly-owned by Pechiney Bâtiments, S.A., which had certain indemnification obligations to FerroAtlántica pursuant to the 2003 Share Sale and Purchase Agreement under which FerroAtlántica acquired PEM.  As of the date of this annual report, approximately 93 such employees have “declared” asbestos-related injury to the French social security agencies, based either on the occurrence of work accidents (“accident du travail”) or on administrative recognition of an occupational disease (“maladie professionelle”). Of these, 61 cases are closed, approximately 32 are pending before the French social security agencies or courts and, of the latter, 13 include assertions of “inexcusable negligence” (“faute inexcusable”) which, if upheld, may lead to material liability on the part of FerroPem. Other employees may declare further asbestos-related injuries in the future, and may likewise assert inexcusable negligence. In 2016, FerroPem initiated an arbitration process seeking to enforce indemnification provisions in the Share Sale and Purchase Agreement against Río Tinto France as successor to Pechiney Bâtiments, S.A. with respect to pending asbestos claims.  On July 11, 2017, however, the claims in arbitration were denied in their entirety on various grounds, including that the claims were untimely, and Ferropem is without further recourse against Río Tinto. Litigation against, and material liability on the part of, FerroPem will not necessarily arise in each case, and to date a majority of such declared injuries have been minor and have not led to significant liability on Ferropem’s part. Whether material liability will arise is determined case-by-case, often over a period of years, depending on, inter alia, the evolution of the claimant’s asbestos-related condition, the possibility that the claimant was exposed while working for other employers and, where asserted, the claimant’s ability to prove inexcusable negligence on PEM’s part. Because of these and other uncertainties, no reliable estimate can be made at this time of FerroPem’s eventual liability in these matters, with exception of three grave cases that were litigated through the appeal process and in which claimants’ assertions of inexcusable negligence were upheld against FerroPem.  Liabilities in respect to asbestos-related claims have been recorded at December 31, 2018 at an estimated amount of $1,775 thousand in Provisions for litigation in progress.

Environmental matters

On August 31, 2016, the U.S. Department of Justice (the “DOJ”) requested a meeting with GMI to discuss potential resolution of a July 1, 2015 NOV/FOV that GMI received from the U.S. Environmental Protection Agency (the “EPA”) alleging certain violations of the Prevention of Significant Deterioration (“PSD”) and New Source Performance Standards provisions of the Clean Air Act associated with a 2013 project performed at GMI’s Beverly facility. Specifically, the July 2015 NOV/FOV alleges violations of the facility’s existing operating and construction permits, including allegations related to opacity emissions, sulfur dioxide and particulate matter emissions, and failure to keep necessary records and properly monitor certain equipment. On October 27, 2016, GMI met with the DOJ and the EPA to discuss the alleged violations, GMI’s preliminary assessment of those alleged violations, and its possible defenses to the NOV/FOV. As a result of that meeting, GMI has agreed to the government’s request that GMI prepare an assessment of Best Available Control Technologies (“BACT”) that could be applicable to the facility under the federal PSD program, to conduct a ventilation study to assess emissions at the facility, and to continue discussions with the government regarding an appropriate resolution of the NOV/FOV by consent. In February 2017, the EPA formally issued a request under Section 114 of the Clean Air Act, requiring GMI to conduct the ventilation study that GMI had previously agreed to conduct. On January 4, 2017, GMI received a second NOV/FOV dated December 6, 2016, arising from the same facts as the July 2015 NOV/FOV and subsequent EPA inspections. The second NOV/FOV alleges opacity exceedances at certain units, failure to prevent the release of particulate emissions through the use of furnace hoods at a certain unit, and the failure to install Reasonably Available Control Measures (as defined) at certain emission units at the Beverly facility. As part of the on‑going consent process to resolve the NOVs/FOVs, the government could demand that GMI install additional pollution control equipment or implement other measures to reduce emissions from the facility, as well as pay a civil penalty. GMI’s environmental consultants have completed the ventilation study and a Ventilation Evaluation Report documenting the same, which GMI provided to EPA on October 6, 2017.  Since that time, GMI and the government have continued negotiations regarding potential resolution of the NOV/FOVs, which negotiations are ongoing.  At this time, however, GMI does not know the extent of potential injunctive relief or the amount of a civil penalty a negotiated resolution of this matter may entail. Should the DOJ and GMI be unable to reach a negotiated resolution of the NOVs/FOVs, the government could institute formal legal proceedings for injunctive relief and civil penalties. The statutory maximum penalty is $93,750 per day per violation, from April 2013 to the present.

25.   Income and expenses

25.1 Sales

Sales by segment for the years ended December 31 are as follows:

	2018	2017	2016
	US$'000	US$'000	US$'000
Electrometallurgy - North America	710,716	541,143	521,192
Electrometallurgy - Europe	1,447,973	1,083,200	949,547
Electrometallurgy - South Africa	208,543	122,504	142,160
Other segments	94,111	60,199	90,337
Eliminations	(187,305)	(65,353)	(127,199)
Total	2,274,038	1,741,693	1,576,037

Sales by geographical area for the years ended December 31 are as follows:

	2018	2017	2016
	US$'000	US$'000	US$'000
Spain	274,769	253,991	201,403
Germany	359,737	245,152	241,046
Italy	138,796	94,590	90,267
Other EU Countries	487,340	340,877	236,746
USA	674,243	547,309	563,619
Rest of World	339,153	259,774	242,956
Total	2,274,038	1,741,693	1,576,037

25.2 Staff costs

Staff costs are comprised of the following for the years ended December 31:

	2018	2017	2016
	US$'000	US$'000	US$'000
Wages, salaries and similar expenses	265,405	222,733	212,098
Pension plan contributions	12,136	13,631	10,647
Employee benefit costs	63,523	65,599	73,654
Total	341,064	301,963	296,399

25.3 Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs are comprised of the following for the years ended December 31:

	2018	2017	2016
	US$'000	US$'000	US$'000
Amortization of intangible assets (Note 8)	9,312	8,440	12,649
Depreciation of property, plant and equipment (Note 9)	109,832	94,051	105,695
Other write-downs and reversals	(7)	2,038	7,333
Total	119,137	104,529	125,677

Included within other write-downs and reversals for the years ended December 31, 2017 and 2016 are amounts of $1,784 thousand and $7,578 thousand, respectively, relating to the change in impairment losses on uncollectible trade receivables.

25.4 Finance income and finance costs

Finance income is comprised of the following for the year ended December 31:

	2018	2017	2016
	US$'000	US$'000	US$'000
Finance income of related parties (Note 23)	72	224	74
Other finance income	5,302	3,484	1,462
Total	5,374	3,708	1,536

Finance costs are comprised of the following for the year ended December 31:

	2018	2017	2016
	US$'000	US$'000	US$'000
Interest on debt instruments	34,188	28,961	—
Interest on loans and credit facilities	8,249	15,834	18,630
Interest on note and bill discounting	205	7,403	1,503
Interest on interest rate swaps	1,710	2,689	2,525
Interest on finance leases	2,974	2,917	3,186
Trade receivables securitization expense (Note 10)	12,097	7,256	—
Other finance costs	2,599	352	4,407
Total	62,022	65,412	30,251

25.5 Impairment losses and net loss (gain) due to changes in the value of assets

Impairment losses and net loss (gain) due to changes in the value of assets are comprised of the following for the years ended December 31:

	2018	2017	2016
	US$'000	US$'000	US$'000
Impairment of goodwill (Note 7)	—	30,618	194,612
Impairment of intangible assets (Note 8)	16,073	443	230
Impairment of property, plant and equipment (Note 9)	42,846	(104)	67,624
Impairment of non-current financial assets (Note 10)	—	—	5,623
Impairment losses	58,919	30,957	268,089

(Increase) decrease in fair value of biological assets (Note 28)	7,615	(7,504)	(1,891)
Other (gain) loss	8	—	—
Net (gain) loss due to changes in the value of assets	7,623	(7,504)	(1,891)

25.6 Loss (gain) on disposal of non-current assets

Loss (gain) on disposal of non-current assets is comprised of the following for the years ended December 31:

	2018	2017	2016
	US$'000	US$'000	US$'000
Loss on disposal of intangible assets	—	503	—
Gain on disposal of property, plant and equipment	(2,950)	(1,779)	(468)
Loss on disposal of property, plant and equipment	162	3,733	—

(Gain) loss on disposal of other non-current assets	(29)	1,859	128
Gain on disposal of subsidiary	(11,747)	—	—
Total	(14,564)	4,316	(340)

On December 31, 2018, the Company completed the sale of its majority interest in its Spanish subsidiary Hidro Nitro Española S.A. to an entity sponsored by a Spanish renewable energies fund. The Company received net cash proceeds of $20,533 thousand and recognized a gain on disposal of $11,747 thousand.

26.   Remuneration of key management personnel

The remuneration of the key management personnel, which comprises the Company’s management committee, during the years ended December 31 is as follows:

	2018	2017	2016
	US$'000	US$'000	US$'000
Fixed remuneration	6,068	5,625	5,611
Variable remuneration	—	3,710	4,007
Contributions to pension plans and insurance policies	379	215	285
Share-based compensation	1,777	1,738	—
Termination benefits	2,284	—	22,672
Other remuneration	23	17	177
Total	10,531	11,305	32,752

During the year ended December 31, 2016, severance benefits were accrued in the amount of $22,672 thousand, related to the resignation of the former Company’s Executive Chairman.

During 2018, 2017 and 2016, no loans and advances have been granted to key management personnel.

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

Foreign currency risk

Ferroglobe generates sales revenue and incurs operating costs in various currencies. The prices of finished goods are to a large extent determined in international markets, primarily in US dollars and Euros. Foreign currency risk is partly mitigated by the generation of sales revenue, the purchase of raw materials and other operating costs being denominated in the same currencies. Although it has done so on occasions in the past, and may decide to do so in the future, the Company does not generally enter into foreign currency derivatives in relation to its operating cash flows. At December 31, 2018, and December 31, 2017, the Company was not party to any foreign currency forward contracts.

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

During the year ended December 31, 2018 and 2017, the Company did not enter into any interest rate derivatives in relation to its interest bearing credit facilities. At December 31, 2018, the Company had drawn down $135,919 thousand under its credit facilities (2017: nil).

Prior to the Business Combination, the Company entered into interest rate swaps to fix the interest payable in respect of its obligations under finance leases until 2022.  Details of the interest rate derivative financial instruments at December 31, 2017 and 2016 are included in Note 19 to these consolidated financial statements.

b) Credit risk

Credit risk refers to the risk that a customer or counterparty will default on its contractual obligations resulting in financial loss. The Company’s main credit risk exposure related to financial assets is set out in Note 10 and includes trade receivables, other receivables and other financial assets.

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

Since August 2017, the Company has sold substantially all of the trade receivables generated by its subsidiaries in the United States, Canada, Spain and France to an accounts receivable securitization program (see Note 10). This has enabled it to monetize these assets earlier than it did previously and significantly reduce working capital.

c) Liquidity risk

The purpose of the Company’s liquidity and financing policy is to ensure that the Company keeps sufficient funds available to meet its financial obligations as they fall due. The Company’s main sources of financing are as follows:

•

$350,000 thousand aggregate principal amount of 9.375% Senior Notes due March 1, 2022 (the “Notes”). The proceeds from the Notes, issued by Ferroglobe and Globe (together, the “Issuers”) on February 15, 2017, were primarily used to repay certain existing indebtedness of the Parent Company and its subsidiaries. Interest is payable semi-annually on March 1 and September 1 of each year. If Ferroglobe experiences a change of control, the Company is required to offer to redeem the Notes at 101% of their principal amount (further information below).

•

$200,000 thousand Revolving Credit Facility. Loans under the Revolving Credit Facility may be borrowed, repaid and reborrowed until the maturity of the facility in February 2021. Borrowings are available to be used to provide for the working capital and general corporate requirements of the Parent Company and its subsidiaries (including permitted acquisitions and permitted capital expenditures). At December 31, 2018 $139,325 thousand was utilized, including letters of credit (2017: nil) (see Note 30).

•

Hydroelectric finance lease. In May 2012, the Company entered into a sale and leaseback agreement with respect to certain hydroelectric assets in Spain. The lease payments are due in 120 installments from May 2012 to maturity in May 2022 (see Note 17).

The Indenture governing the Company’s Notes includes change of control provisions that would require the Company to offer to redeem the outstanding Notes at a purchase price in cash equal to 101% of the principal amount of the notes, plus any accrued and unpaid interest in the event of a change of control.  A change in control is defined in the Indenture as the occurrence of any of the following:

1.

If the Company becomes aware, that any person or group, other than one of the Permitted Holders (which is defined as Grupo Villar Mir (GVM), Alan Kestenbaum or members of senior management) or affiliates of those Permitted Holders, directly or indirectly controls 35% or more of the Company’s voting stock and the aggregate voting stock of the Permitted Holders is the same or a lesser percentage;

2.	If the Company sells or otherwise disposes of all or substantially all of its assets;
3.	If the Company ceases to hold directly or indirectly 100% of the capital stock of Globe; or
4.	If the shareholders or the Company or the U.S. subsidiary approve the liquidation or dissolution of either the Company or Globe.

GVM currently owns approximately 54% of the Company’s voting stock and it is the Company’s understanding that a significant majority of GVM’s shares in the Company are pledged as collateral for GVM’s obligations to certain of its lenders (“GVM Lenders”). An enforcement by the GVM Lenders of their security over GVM’s shares will not automatically give rise to a change of control. There are contractual provisions in place that limit the likelihood of a change of control arising as a result of any such enforcement. These include a limitation on the number of shares that a GVM Lender is entitled to hold (individually or as a part of a group) to no more than 19% of the Company’s outstanding shares and a prohibition on the sale of shares by or on behalf of the GVM Lenders to any purchaser other than one who is believed to be a passive investor who would, following the acquisition, own no more than 15% of the Company’s outstanding share capital.

A change of control may occur if a person other than a Permitted Holder were to acquire 35% or more of the Company’s outstanding shares at a time when the Permitted Holders held an equal or lesser percentage. So long as GVM maintains its current shareholding, that cannot occur. The position would be less clear following an enforcement and sale of shares by the GVM Lenders to a number of purchasers (per the terms above), as the contractual restrictions on share holdings then may cease to apply. Even so, building a significant stake in the Company would impose disclosure obligations on such a purchaser and is unlikely to occur on an unforeseen or precipitate basis.

Based on our review of the provisions cited above, the Company has concluded that a change of control as defined in the Indenture is unlikely to occur and, accordingly, that the requirement to offer to redeem the Notes at the above-referenced premium is unlikely.  Even if such unlikely developments were to occur, the Company believes it would have access to the credit markets and could utilize other cash generating initiatives, such as permitted divestitures of non-core assets, in order to meet its obligation to offer to redeem the Notes and fulfill such redemption on a timely basis.

Further, on February 22, 2019, the Company amended its Revolving Credit Facility to afford the Company additional flexibility under its financial maintenance covenants during an interim period beginning with the first quarter of 2019 and continuing through the first quarter of 2020.

The Company is committed to continuing to enhance its liquidity and capital structure and is looking at alternative financing arrangements and further non-core asset divestitures.

Quantitative information

i.	Interest rate risk:

At December 31, the Company’s interest-bearing financial liabilities were as follows:

	2018
	Fixed rate	Floating rate	Total
	US$'000	US$'000	US$'000
Bank borrowings	—	141,012	141,012
Obligations under finance leases	—	66,471	66,471
Debt instruments	352,595	—	352,595
Other financial liabilities (*)	61,849	—	61,849
	414,444	207,483	621,927

(*)  Other financial liabilities comprise loans from government agencies and exclude derivative financial instruments (see Note 19).

	2017
	Fixed rate	Floating rate	Total
	US$'000	US$'000	US$'000
Bank borrowings	—	1,003	1,003
Obligations under finance leases	—	82,633	82,633
Debt instruments	350,270	—	350,270
Other financial liabilities (*)	86,238	13,153	99,391
	436,508	96,789	533,297

(*)  Other financial liabilities comprise loans from government agencies and exclude derivative financial instruments (see Note 19).

In respect of the above financial liabilities, at December 31, 2018, the Company had floating to fixed interest rate swaps in place covering 31% of its exposure to floating interest rates (2017: 83%).

Analysis of sensitivity to interest rates

At December 31, 2018, an increase of 1% in interest rates would have given rise to additional borrowing costs of $1,425 thousand (2017: $161 thousand).

ii.	Foreign currency risk:

Notes and cross currency swap

The Parent Company is exposed to exchange rate fluctuations as it has a Euro functional currency and future commitments to pay interest and principal in US dollars in respect of its outstanding debt instruments of $150,000 thousand (see Note 18). To manage this foreign currency risk, the Parent Company has entered into a cross currency swap and designated a portion of this as an effective cash flow hedge of the future interest and principal amounts due on its debt instruments. As discussed in Note 19, the notional amount of the cross currency swap exceeds the principal amount of the Parent Company’s debt instruments by $42,500 thousand and therefore a portion of the cross currency swap is not designated as a hedge and is accounted for at fair value through profit or loss. The Company has performed a sensitivity analysis that indicates that if the Euro was to strengthen (weaken) against the US Dollar by 10% it would record a loss (gain) of $4,615 thousand in respect of the portion of the cross currency swap accounted for at fair value through profit or loss (2017: $5,831 thousand).

Foreign currency swaps in relation to trade receivables and trade payables

At December 31, 2018 and 2017, the Company has no foreign currency swaps in place in respect of foreign currency accounts receivable and accounts payable.

iii.	Liquidity risk:

The table below summarizes the maturity profile of the Company’s financial liabilities at December 31, 2017, based on contractual undiscounted payments. The table includes both interest and principal cash flows. The cash flows for debt instruments assume that principal of the Notes is repaid at maturity in March 2022 (see Note 18).

	2018
	Less than 1 year	Between 1-2 years	Between 2-5 years	After 5 years	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings	8,191	—	132,821	—	141,012
Finance leases	12,999	13,817	39,655	—	66,471
Debt instruments	32,813	32,813	399,219	—	464,845
Financial loans from government agencies	58,758	6,996	1,822	507	68,083
Derivative financial instruments	(491)	(939)	7,559	—	6,129
Payables to related parties	11,128	—	—	—	11,128
Payable to non-current asset suppliers	11,648	99	—	—	11,747
Contingent consideration	3,103	6,193	18,530	12,758	40,584
Trade and other payables	256,823	—	—	—	256,823
	394,972	58,979	599,606	13,265	1,066,822

	2017
	Less than 1 year	Between 1-2 years	Between 2-5 years	After 5 years	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings	1,003	—	—	—	1,003
Finance leases	15,379	15,504	58,225	—	89,108
Debt instruments	32,813	32,813	432,031	—	497,656
Financial loans from government agencies	88,127	2,362	2,349	1,056	93,894
Derivative financial instruments	595	203	18,108	—	18,906
Payables to related parties	12,973	—	—	—	12,973
Payable to non-current asset suppliers	5,411	—	—	—	5,411
Trade and other payables	192,859	—	—	—	192,859
	349,160	50,882	510,713	1,056	911,810

The amounts disclosed in the table above for derivative financial instruments are the net undiscounted cash flows. The following table shows the gross inflows and outflows and the corresponding reconciliation of those amounts to the net carrying value of the derivatives.

	2018
	Less than 1 year	Between 1-2 years	Between 2-5 years	After 5 years	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Inflows	18,047	18,047	219,570		255,664
Outflows	(17,556)	(17,108)	(227,129)		(261,793)
Net cash flow	491	939	(7,559)	—	(6,129)

Discounted at the applicable interbank rates	82	52	(23,597)	—	(23,463)

	2017
	Less than 1 year	Between 1-2 years	Between 2-5 years	After 5 years	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Inflows	18,198	17,996	237,526	—	273,720
Outflows	(18,793)	(18,199)	(255,634)	—	(292,626)
Net cash flow	(595)	(203)	(18,108)	—	(18,906)

Discounted at the applicable interbank rates	(995)	(985)	(36,060)	—	(38,040)

Changes in liabilities arising from financing activities

The changes in liabilities arising from financing activities during the year ended December 31, 2018 and 2017 were as follows:

	January 1, 2018	Reclassification of business held for sale (*)	Changes from financing cash flows	Effect of changes in foreign exchange rates	Changes in fair values	Other changes	December 31, 2017
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings	1,003	—	140,781	(772)	—	—	141,012
Obligations under finance leases	82,633	—	(12,948)	(3,214)	—	—	66,471
Debt instruments	350,270	—	—	—	—	2,324	352,594
Financial loans from government agencies (Note 19)	99,391	—	(33,096)	(4,446)	—	—	61,849
Derivative financial instruments (Note 19)	38,040	—	—	(1,677)	(12,841)	(59)	23,463
Total liabilities from financing activities	571,337	—	94,737	(10,109)	(12,841)	2,265	645,389
Dividends paid			(20,642)
Proceeds from stock option exercises			240
Other amounts paid due to financing activities			(932)
Payments to acquire or redeem own shares			(20,100)
Net cash (used) by financing activities			53,303

	January 1, 2017	Reclassification of business held for sale (*)	Changes from financing cash flows	Effect of changes in foreign exchange rates	Changes in fair values	Other changes	December 31, 2017
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings	421,291	—	(426,641)	1,916	—	4,437	1,003
Obligations under finance leases	5,237	81,383	(14,610)	10,623	—	—	82,633
Debt instruments	—	—	337,383	—	—	12,887	350,270
Financial loans from government agencies (Note 19)	87,360	—	—	12,031	—	—	99,391
Derivative financial instruments (Note 19)	699	5,576	—	1,971	31,614	(1,820)	38,040
Total liabilities from financing activities	514,587	86,959	(103,868)	26,541	31,614	15,504	571,337
Proceeds from stock option exercises			180
Other amounts paid due to financing activities			(9,709)
Net cash (used) by financing activities			(113,397)

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

28.   Fair value measurement

Fair value of assets and liabilities that are measured at fair value on a recurring basis

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities that are carried at fair value in the statement of financial position:

	December 31, 2018
		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Total	(Level 1)	(Level 2)	(Level 3)
	US$'000	US$'000	US$'000	US$'000
Other assets (Note 12):
Biological assets	7,790	—	—	7,790
Other financial assets (Note 10):
Debt investments	67,079	—	—	67,079
Listed equity securities	2,523	2,523	—	—
Other financial liabilities (Note 19):
Derivative financial instruments - cross currency swap	(20,384)	—	(20,384)	—
Derivative financial instruments - interest rate swaps	(3,079)	—	(3,079)	—
Other liabilities (Note 21)
Contingent consideration in a business combinations	(26,222)	—	—	(26,222)

	December 31, 2017
		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Total	(Level 1)	(Level 2)	(Level 3)
	US$'000	US$'000	US$'000	US$'000
Other assets (Note 12):
Biological assets	27,279	—	—	27,279
Other financial assets (Note 10):
Other	82,638	—	—	82,638
Other financial liabilities (Note 19):
Derivative financial instruments - cross currency swap	(33,648)	—	(33,648)	—
Derivative financial instruments - interest rate swaps	(4,392)	—	(4,392)	—

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

The fair value of the swap at December 31, 2018 was a liability of $20,384 thousand, which is categorized as a level 2 measurement in the fair value hierarchy as it is based on valuation techniques for which the inputs are directly or indirectly observable. The fair value is calculated as the present value of the estimated future cash flows and is subject to a credit risk adjustment that reflect the credit risk of the Company; this is calculated based on credit spreads derived from current credit default swap prices.

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

During the year ended December 31, 2018, the Company divested of certain timber farm plantations and associated property, plant and equipment, which resulted in proceeds of $12,734 thousand.

The fair value of the remaining timber farm plantations at December 31, 2018 is based on indicative offers received. In the prior year, the fair value of the biological assets was based on a valuation model for which the key assumptions were as follows:

•	the arm’s length price (market price) used by the market for wood of varying ages;
•	the wood pulp industry Mean Annual Increment (MAI) index of 15 for gum and 10.5 for pine is used to determine the annual growth rate of the plantations; and
•	the density index used to convert cubic meters of wood to metric tons is 0.94 for pine and 1 for wood pulp.

The changes in fair value of biological assets classified at level 3 in the hierarchy were as follows:

Level 3
US$'000
January 1, 2017	17,365
Gain recognised in profit or loss (Note 25.5)	7,504
Translation differences	2,410
December 31, 2017	27,279
Loss recognised in profit or loss (Note 25.5)	(7,615)
Disposal of biological assets	(12,168)
Translation differences	294
December 31, 2018	7,790

29.   Non-current assets held for sale

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

In accordance with IFRS 5, the Company ceased to recognize depreciation expense in relation to its Spanish energy business while it was classified as held for sale. When the business ceased to be classified as held for sale, the Company recorded an adjustment of $2,608 thousand to the carrying amount of its assets, equivalent to the depreciation that would have been charged if the business had not been classified as held for sale. This loss is charged in the income statement for the year ended December 31, 2017, within the line item “other loss”.

30.   Events after the reporting period

Amendment to revolving credit facility

On February 22, 2019, Ferroglobe obtained the consent of its lenders for an amendment to its Revolving Credit Facility that affords the Company additional flexibility under its financial maintenance covenants.  The amendment suspends the existing covenant to maintain a maximum total net leverage ratio during an interim period beginning with the first quarter of 2019 and continuing through the first quarter of 2020, and provides a new covenant to maintain a maximum secured net leverage ratio and a new covenant to maintain a minimum cash liquidity level which is the greater of $150,000 thousand or the Revolving Facility Usage, as defined, in the Revolving Credit Facility Agreement. The new covenants will be in effect only during the interim period, after which the existing covenant to maintain a maximum total net leverage ratio will be reinstated.  The amendment also reduced the aggregate commitments under the Revolving Credit Facility from $250,000 thousand to $200,000 thousand.