Form 20-F
period 2019-12-31
Ferroglobe PLC
filed 2020-05-29
CIK 1639877

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
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

Beatriz García-Cos Chief Financial Officer and Principal Accounting Officer

2nd Floor West Wing, Lansdowne House, 57 Berkeley Square

London W1J 6ER, United Kingdom

+44‑(0)203‑129‑2420

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares (nominal value of $0.01)	GSM	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares (nominal value of $0.01)	169,130,722

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
Emerging growth company☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

†  Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report    ☒

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

This annual report includes statements that are, or may be deemed to be, forward-looking statements within the meaning of the securities laws of certain applicable jurisdictions. These forward-looking statements are made under the "safe harbor" provision under Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this annual report, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict(s),” “will,” “expect(s),” “estimate(s),” “project(s),” “positioned,” “strategy,” “outlook,” “aim,” “assume,” “continue,” “forecast,” “guidance,” “projected,” “risk” and similar expressions.

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

•	the impacts of the COVID-19 pandemic;
•	the outcomes of pending or potential litigation;
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

The factors described above and set forth in “Item 3.D.—Key Information—Risk Factors” section are not exhaustive. Other sections of this annual report describe additional factors that could adversely affect our business, financial condition or results of operations. Moreover, we operate in a very competitive and rapidly changing commercial environment. New risk factors emerge from time to time and it is not possible for us to predict or list all such risks, nor can we assess the impact of all possible risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained, or implied by, in any forward-looking statements.

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

•

“Consolidated Financial Statements” refers to the audited consolidated financial statements of Ferroglobe PLC and its subsidiaries as of December 31, 2019 and December 31, 2018 and for each of the years ended December 31, 2019, 2018 and 2017, including the related notes thereto, prepared in accordance with IFRS (as such terms are defined herein);

•	“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board;
•

“Indenture” refers to the indenture, dated as of February 15, 2017, among Ferroglobe PLC and Globe Specialty Metals, Inc. as co-issuers, certain subsidiaries of Ferroglobe PLC as guarantors, and Wilmington Trust, National Association as trustee, registrar, transfer agent and paying agent;

•

“Notes” refer to the $350,000,000 aggregate principal amount of senior unsecured notes bearing interest of 9.375% issued by Ferroglobe PLC and Globe Specialty Metals, Inc., due March 1, 2022 (the “Notes”);

•	“Predecessor” refers to FerroAtlántica for all periods prior to the Business Combination;
•

 “Revolving Credit Facility” refers to borrowings available under the credit agreement, dated as of February 27, 2018, as amended on or about October 31, 2018 and February 22, 2019, among Ferroglobe PLC, as borrower, certain subsidiaries of Ferroglobe PLC from time to time party thereto as guarantors, the financial institutions from time to time party thereto as lenders, PNC Bank, National Association, as administrative agent, issuing lender and swing loan lender, PNC Capital Markets LLC, Citizens Bank, National Association and BMO Capital Markets Corp., as joint legal arrangers and bookrunners, Citizens Bank, National Association, as syndication agent, and BMO Capital Markets Corp., as documentation agent, as amended from time to time;

•	“shares” or “ordinary shares” refer to the authorized share capital of Ferroglobe PLC;
•	“tons” refer to metric tons (approximately 2,204.6 pounds or 1.1 short tons);
•	“U.S. Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended; and
•	“U.S. Securities Act” refers to the U.S. Securities Act of 1933, as amended.
•

 “ABL Revolver” refers to credit available under the credit agreement, dated as of  October, 11, 2019, Ferroglobe subsidiaries Globe Specialty Metals, Inc., and QSIP Canada ULC, as borrowers, entered into a Credit and Security Agreement for a new $100 million north American asset-based revolving credit facility, with PNC Bank, N.A., as lender.

•

“SPE” refers to Ferrous Receivables DAC, a special purpose entity domiciled and incorporated in Ireland to which trade receivables generated by the Company’s subsidiaries in the United States, Canada, Spain and France were sold.

•	“LIBOR” refers to the basic rate of interest used under the ABL Revolver, the interest to be paid will be LIBOR plus aplicable margin.

PRESENTATION OF FINANCIAL INFORMATION

The selected financial information as of December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017 is derived from our Consolidated Financial Statements, which are included elsewhere in this annual report and which are prepared in accordance with IFRS. The selected financial information related to other periods is derived as noted in “Item 3.—Key Information Selected Financial Data.”

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

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.       KEY INFORMATION

A.    Selected Financial Data

The following selected financial information as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015 is derived from our Consolidated Financial Statements, prepared in accordance with IFRS, which are included elsewhere in this annual report. Our Spanish hydroelectric operations were disposed of in August 2019.  Accordingly, the consolidated income statements for 2018, 2017, 2016 and 2015 have been re-cast to show the results of the Spanish energy business within “Profit (loss) for the year from discontinued operations.”

Ferroglobe was formed upon the consummation of the Business Combination on December 23, 2015. FerroAtlántica is the Company’s “Predecessor” for accounting purposes. Therefore, the selected consolidated income statement of the Company for the year ended December 31, 2015 comprised the results of the following entities for the periods noted:

•	Ferroglobe PLC for the period beginning February 5, 2015 (inception of the entity) and ended December 31, 2015;
•	FerroAtlántica, the Company’s “Predecessor,” for the year ended December 31, 2015; and
•	Globe for the eight-day period ended December 31, 2015.

The selected consolidated financial information as of and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015 is not intended to be an indicator of our potential financial condition or results of operations in the future. The following tables should be read in conjunction with “Item 5.A.—Operating and Financial Review and Prospects—Operating Results,” and our Consolidated Financial Statements included elsewhere in this annual report.

Consolidated Income Statement Data

	Year ended December 31,
($ thousands)	2019	2018 (1)	2017 (1)	2016 (1)	2015 (1)(2)
Sales	1,615,222	2,242,002	1,732,276	1,560,773	1,295,548
Cost of sales	(1,214,397)	(1,446,677)	(1,043,275)	(1,043,113)	(818,040)
Other operating income	54,213	45,844	18,100	26,020	15,596
Staff costs	(285,029)	(338,862)	(300,035)	(294,253)	(203,669)
Other operating expense	(225,705)	(277,560)	(234,399)	(237,350)	(193,380)
Depreciation and amortization charges, operating allowances and write-downs	(120,194)	(113,837)	(100,402)	(121,981)	(62,890)
Impairment losses	(175,899)	(58,919)	(31,641)	(267,450)	(52,042)
Net (loss) gain due to changes in the value of assets	(1,574)	(7,623)	7,504	1,891	(912)
(Loss) gain on disposal of non-current assets	(2,223)	14,564	(4,316)	340	(2,214)
Bargain purchase gain	—	40,142	—	—	—
Other losses	—	—	(2,613)	(40)	(347)
Operating (loss) profit	(355,586)	99,074	41,199	(375,163)	(22,350)
Finance income	1,380	4,858	2,409	1,591	1,602
Finance costs	(63,225)	(57,066)	(59,969)	(24,612)	(24,267)
Financial derivative gain (loss)	2,729	2,838	(6,850)	—	—
Exchange differences	2,884	(14,136)	8,214	(3,513)	35,904
(Loss) profit before tax	(411,818)	35,568	(14,997)	(401,697)	(9,111)
Income tax benefit (expense)	41,541	(20,459)	14,225	46,662	(48,640)
(Loss) profit for the year from continuing operations	(370,277)	15,109	(772)	(355,035)	(57,751)
Profit (loss) for the year from discontinued operations	84,637	9,464	(5,050)	(3,578)	(721)
(Loss) profit for the year	(285,640)	24,573	(5,822)	(358,613)	(58,472)
Loss attributable to non-controlling interests	5,039	19,088	5,144	20,186	15,204
(Loss) profit attributable to the Parent	(280,601)	43,661	(678)	(338,427)	(43,268)

Earnings (loss) per share

($ thousands except for share amounts)	2019	2018 (1)	2017 (1)	2016 (1)	2015 (1)(2)
Profit (loss) attributable to the Parent	(280,601)	43,661	(678)	(338,427)	(43,268)
Weighted average basic shares outstanding	169,152,905	171,406,272	171,949,128	171,838,153	99,699,262
Basic profit (loss) per ordinary share	(1.66)	0.25	—	(1.97)	(0.43)
Weighted average basic shares outstanding	169,152,905	171,406,272	171,949,128	171,838,153	99,699,262
Effect of dilutive securities	—	123,340	—	—	—
Weighted average dilutive shares outstanding	169,152,905	171,529,612	171,949,128	171,838,153	99,699,262
Diluted earnings (loss) per ordinary share	(1.66)	0.25	—	(1.97)	(0.43)

Cash dividends declared

($ thousands except for share amounts)	2019	2018	2017	2016	2015 (2)
Cash dividends declared	—	20,642	—	54,988	21,479
Cash dividends declared per ordinary share	—	0.12	—	0.32	0.12

Consolidated Statement of Financial Position Data

	As of December 31,
($ thousands)	2019	2018	2017	2016	2015 (2)
Cash and cash equivalents	94,852	216,647	184,472	196,931	116,666
Non-current restricted cash and cash equivalents	28,323	—	—	—	—
Total assets	1,734,353	2,123,817	2,000,257	2,019,301	2,391,161
Non-current liabilities	734,599	740,368	612,303	500,503	603,500
Current liabilities	397,457	499,077	450,196	626,756	492,688
Equity	602,297	884,372	937,758	892,042	1,294,973

(1)

Our Spanish hydroelectric operations were disposed of in August 2019. Accordingly, the consolidated income statements for prior periods 2018, 2017, 2016 and 2015 have been restated to reclassify  the results of the Spanish energy business within “Profit (loss) for the year from discontinued operations.”

(2)

Financial data for 2015 for Ferroglobe is derived from the results and financial position of: (a) Ferroglobe PLC for the period beginning February 5, 2015 (inception of the entity) and ended December 31, 2015; (b) FerroAtlántica for the year ended December 31, 2015; and (c) Globe for the eight-day period ended December 31, 2015.

B.    Capitalization and indebtedness.

Not applicable.

C.    Reasons for the offer and use of proceeds.

Not applicable.

D.    Risk factors.

An investment in our ordinary shares carries a significant degree of risk. You should carefully consider the following risks and all other information in this annual report, including our Consolidated Financial Statements elsewhere in the 20-F. Additional risks and uncertainties we are not presently aware of, or that we currently deem immaterial, could also affect our business operations and financial condition. If any of these risks are realized, our business, results of operations and financial condition could be adversely affected to a material degree. As a result, the trading price of our ordinary shares could decline and you could lose part or all of your investment.

Risks Related to Our Business and Industry

Our operations depend on industries including the aluminum, steel, polysilicon, silicone and photovoltaic/solar industries, which, in turn, rely on several end‑markets. A downturn or change in these industries or end-markets could adversely affect our business, results of operations and financial condition.

Because we primarily sell the silicon metal, silicon‑based alloys, manganese‑based alloys and other specialty alloys we produce to manufacturers of aluminum, steel, polysilicon, silicones, and photovoltaic products, our results are significantly affected by the economic trends in the steel, aluminum, polysilicon, silicone and photovoltaic industries. Primary end users that drive demand for steel and aluminum include construction companies, shipbuilders, electric appliance and car manufacturers, and companies operating in the rail and maritime industries. Primary end users that drive demand for polysilicon and silicones include the automotive, chemical, photovoltaic, pharmaceutical, construction and consumer products industries. Demand for steel, aluminum, polysilicon and silicones from such companies is strongly correlated with changes in gross domestic product and is affected by global economic conditions. Fluctuations in steel and aluminum prices may occur due to sustained price shifts reflecting underlying global economic and geopolitical factors, changes in industry supply-demand balances, the substitution of one product for another in times of scarcity, and changes in national tariffs. Lower demand for steel and aluminum can quickly cause a substantial build-up of steel and aluminum stocks, resulting in a decline in demand for silicon metal, silicon-based alloys, manganese-based alloys, and other specialty alloys. Polysilicon and silicone producers are subject to fluctuations in crude oil, platinum, methanol and natural gas prices, which could adversely affect their businesses. Changes in power regulations in different countries, fluctuations in the relative costs of different sources of energy, and supply-demand balances in the different parts of the value chain, among other factors, may significantly affect the growth prospects of the photovoltaic industry. A significant and prolonged downturn in the end‑markets for steel, aluminum, polysilicon, silicone and photovoltaic products, could adversely affect these industries and, in turn, our business, results of operations and financial condition.

COVID-19 update

In early 2020, the outbreak of coronavirus disease (“COVID-19”) in China spread to other jurisdictions, including locations where the Company conducts business. As of the date of the issuance of the consolidated financial statements, the COVID-19 outbreak has not yet had a material effect on the Company’s liquidity or financial position. Management continue to monitor the impact that the COVID-19 pandemic is having on the Company, the specialty chemical industry and the economies in which the Company operates. Given the speed and frequency of continuously evolving developments with respect to this pandemic and the uncertainties this may bring for the Company and the demand for its products it is difficult to forecast the level of trading activities and hence cash flow in the next twelve months.  Management have developed an impact assessment to stress test and assess potential responses to a downside scenario. The assessment involves application of key assumptions around market demand and prices, including the extent of the decrease that might be experienced in summer 2020 and the subsequent timing and level of recovery. Additionally, judgment is required around the level and extent of mitigating actions such as reductions in operating costs and capital expenditure. Developing a reliable estimate of the potential impact on the results of operations and cash flow at this time is difficult as markets and industries react to the pandemic and the measures implemented in response to it, but the downside scenario analysis supports an expectation that the Company will have cash headroom to continue to operate throughout the following twelve months. The key assumption underlying this assessment is a recovery in forecast trading activity in the latter part of 2020.

The metals industry is cyclical and has been subject in the past to swings in market price and demand which could lead to volatility in our revenues.

Our business has historically been subject to fluctuations in the price of our products and market demand for them, caused by general and regional economic cycles, raw material and energy price fluctuations, competition and other factors. The timing, magnitude and duration of these cycles and the resulting price fluctuations are difficult to predict. For example, we experienced a weakened economic environment in national and international metals markets, including a sharp decrease in silicon metal prices in all major markets, from late 2014 to late 2017. During the second half of 2018 and throughout 2019, we experienced the most dramatic decline in prevailing prices of our products, which adversely affected our results. The business also experienced a reduction in sales volumes as a result of lower customer demand and a decrease in prices variance.

Historically, Ferroglobe’s indirect subsidiary Globe Metallurgical Inc., has been affected by recessionary conditions in the end‑markets for its products, such as the automotive and construction industries. In April 2003, Globe Metallurgical Inc. sought protection under Chapter 11 of the U.S. Bankruptcy Code following its inability to restructure or refinance its indebtedness amidst a confluence of several negative economic and other factors, including an influx of low‑priced, dumped imports, which caused it to default on then‑outstanding indebtedness. A recurrence of such economic factors could have a material adverse effect on our business, results of operations and financial condition.

Additionally, as a result of unfavorable conditions in the end‑markets for its products, Globe Metales S.R.L. (“Globe Metales”) went through reorganization proceedings (“concurso preventivo”) in 1999, which ended in February 2019.

While such reorganization proceedings were ongoing (until February 2019), Globe Metales could not dispose of or encumber its registered assets (including its real estate) or perform any action outside its ordinary course of business without prior court approval.

In addition to the deterioration of market conditions for several of our products in the second half of 2018 and the whole of 2019, while it is difficult to forecast the impacts of the COVID-19 pandemic, at the present time the Company’s day-to day operations continue without being materially affected and it is not causing disruption in our business and supply chains. Such conditions, and any decline in the global silicon metal, manganese-based alloys and silicon-based alloys industries could have a material adverse effect on our business, results of operations and financial condition. Moreover, our business is directly related to the production levels of our customers, whose businesses are dependent on highly cyclical markets, such as the automotive, residential and non‑residential construction, consumer durables, polysilicon, steel, and chemical industries. In response to unfavorable market conditions, customers may request delays in contract shipment dates or other contract modifications. If we grant modifications, these could adversely affect our anticipated revenues and results of operations. Also, many of our products are traded internationally at prices that are significantly affected by worldwide supply and demand. Consequently, our financial performance will fluctuate with the general economic cycle, which could have a material adverse effect on our business, results of operations and financial condition.

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

Because electricity is indispensable to our operations and accounts for a high percentage of our production costs, we are particularly vulnerable to supply limitations and cost fluctuations in energy markets. For example, at our Argentine, South African and Chinese plants, production must be modulated to reduce consumption of energy in peak hours or in seasons with higher energy prices, in order for us to maintain profitability. Our Venezuelan operations depend on national hydroelectric energy production (rainfall) to produce sufficient power to provide a reliable source of supply, which is not always possible. Generation of electricity in France by our own hydroelectric power operations partially mitigates our exposure to price increases in that market. However, in the past we have pursued possibilities of disposing of those operations, and may do so in the future. Such a divestiture, if completed, may result in a greater exposure to increases in electricity prices. Similarly the disposal in 2019 of our hydroelectric assets in Spain may result in a greater exposure to price fluctuations, for our Spanish ferroalloys business and therefore impact margins.

Electrical power to our U.S. and Canadian facilities is supplied mostly by American Electric Power Co., Alabama Power Co., Brookfield Renewable Partners L.P., Hydro-Québec, the Tennessee Valley Authority, and Niagara Mohawk Power Corporation through dedicated lines. Our Alloy, West Virginia facility obtains approximately 45% of its power needs under a fixed‑price power purchase agreement with a nearby hydroelectric facility owned by a Brookfield affiliate. This facility is over 70 years old and any breakdown could result in the Alloy facility having to purchase more grid power at higher rates. The hydropower contract with Brookfield for the Alloy plant expires in December, 2021. A contract extension is currently being negotiated but no assurance can be given that an arrangement will be reached and future rate increases may occur depending upon the outcome of those negotiations. Our hydropower allocation with the New York Power Authority is dependent upon several financial and employee targets being met. Any change in the allocation may result in power cost increases for the Niagara Falls plant. The energy supply for our Mendoza, Argentina facility is supplied the national network administrator Cammesa under a power agreement expiring in December 2020 with a low rate specifically approved for ultra electrointensive industries. The extension of this rate after December 2020 is being negotiated. There can be no assurance that such negotiations will be completed on terms we consider to be commercially reasonable, or at all.

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

In addition, France, South Africa and the U.S., our energy purchase arrangements depend to a certain extent on rebates or revenues that we get for providing different services to the grid (interruptibility, load shaving, off-peak consumption, etc.). These rebates may be significant, but such arrangements with relevant grid operators and/or regulators may vary over time, which may affect our production costs and results from our operations.

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

Principal components in the production of silicon metal, silicon‑based alloys and manganese‑based alloys include coal, charcoal, graphite and carbon electrodes, manganese ore, quartzite, wood chips, steel scrap, and other metals. While we own certain sources of raw materials, we also buy raw materials on a spot or contracted basis. The availability of these raw materials and the prices at which we purchase them from third‑party suppliers depend on market supply and demand and may be volatile. Our ability to obtain these materials in a cost efficient and timely manner is dependent on certain suppliers, their labor union relationships, mining and lumbering regulations and output, the effects of the COVID-19 pandemic and general local economic conditions.

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

We mine quartz and quartzite at open pit mining operations and coal at underground and surface mining operations. We are heavily dependent on these mining operations for our quartz and coal supplies. Certain risks beyond our control could disrupt our mining operations, adversely affect production and shipments, and increase our operating costs, such as: the closure of operations as a result of the COVID-19 pandemic or another infectious desease; a major incident at the mine site that causes all or part of the operations of the mine to cease for some period of time; mining, processing and plant equipment failures and unexpected maintenance problems; disruptions in the supply of fuel, power and/or water at the mine site; adverse changes in reclamation costs; the inability to renew mining concessions upon their expiration; the expropriation of territory subject to a valid concession without sufficient compensation; and adverse weather and natural disasters, such as heavy rains or snow, flooding and other natural events affecting operations, transportation or customers.

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

Our operations are subject to extensive foreign, federal, national, state, provincial and local environmental, health and safety laws and regulations governing, among other things, the generation, discharge, emission, storage, handling, transportation, use, treatment and disposal of hazardous substances; land use, reclamation and remediation; waste management and pollution prevention measures; greenhouse gas emissions; and the health and safety of our employees. We are also required to obtain permits from governmental authorities for certain operations, and to comply with related laws and regulations. We may not have been and may not be at all times in full compliance with such permits and related laws and regulations. If we violate or fail to comply with these permits and related laws and regulations, we could be subject to penalties, restrictions on operations or other sanctions, obligations to install or upgrade pollution control equipment and legal claims, including for alleged personal injury or property or environmental damages. Such liability could adversely affect our reputation, business, results of operations and financial condition. In addition, in the context of an investigation, the government may impose obligations to make technology upgrades to our facilities that could result in our incurring material capital expenses. For example, we have received two Notices and Findings of Violation (“NOV/FOV”) from the U.S. federal government, alleging numerous violations of the Clean Air Act relating to the Company’s Beverly, Ohio facility. Should the Company and the federal government be unable to reach a negotiated resolution of the NOV/FOVs, the U.S. government could file a formal lawsuit in U.S. federal court for injunctive relief, potentially requiring the Company to implement emission reduction measures, and for civil penalties. The statutory maximum penalty is $93,750 per day per violation, from April, 2013 to the present. See “Item 8.A.—Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings” for additional information. The Beverly facility also is located in an area currently designated as Non-Attainment for the one hour SO2 National Ambient Air Quality Standards (“NAAQS”). The Company has been working with the Ohio Environmental Protection Agency to develop a plan to ensure that the facility is not causing exceedances of the one hour NAAQS standard for SO2.This plan ultimately will require the approval of the United States Environmental Protection Agency (“EPA”).  At this time, the specifics of the plan that the EPA ultimately will approve are not yet known and it could prove technically or economically infeasible for the Beverly facility to remain operational and comply with such plan.

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

In other jurisdictions, including the United States and South Africa, pending proposals for climate change legislation would require businesses that emit greenhouse gases to buy emission credits from the government, other businesses or through an auction process. While no such requirements applicable to our business have yet been enacted, if any such program were enacted in the future, we may be required to purchase emission credits for greenhouse gas emissions resulting from our operations. Although it is not possible at this time to predict what, if any, climate change laws or regulations will be enacted, any new restrictions on greenhouse gas emissions, including a cap‑and‑trade program or an emissions tax, could result in material increased compliance costs, additional operating restrictions for our business, and an increase in the cost of the products we produce, which could have a material adverse effect on our financial position, results of operations and liquidity.

We make a significant portion of our sales to a limited number of customers, and the loss of a portion of the sales to these customers could have a material adverse effect on our revenues and profits.

In the year ended December 31, 2019, our ten largest customers accounted for approximately 39.9% of Ferroglobe’s consolidated revenue. We expect that we will continue to derive a significant portion of our business from sales to these customers.

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

In June 2019, a sunset review of the U.S. antidumping duty order on silicon metal from Russia was initiated. The U.S. International Trade Commission is currently conducting the final phase of its review of the order, which may result in the removal of the duties on such imports. If the duties are removed, our sales of silicon metal in the United States and U.S. market prices may be adversely affected.

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

A number of the products we manufacture, including silicon metal and ferrosilicon, are globally-traded commodities that are sold primarily on the basis of price. As a result, our sales volumes and prices may be adversely affected by influxes of imports of these products that are dumped or are subsidized by foreign governments. Our silicon metal and ferrosilicon operations have been injured by such unfair import competition in the past. Applicable antidumping and countervailing duty laws and regulations may provide a remedy for unfairly traded imports in the form of special duties imposed to offset the unfairly low pricing or subsidization. However, the process for obtaining such relief is complex and uncertain. As a result, while we have sought and obtained such relief in the past, in some cases we have not been successful. Thus, there is no assurance that such relief will be obtained, and if it is not, unfair import competition could have a material adverse effect on our business, results of operations and financial condition.

Competitive pressure from Chinese steel, aluminum, polysilicon and silicone producers may adversely affect the business of our customers, reducing demand for our products. Our customers may relocate to China, where they may not continue purchasing from us.

China’s aluminum, polysilicon and steel producing capacity exceeds local demand and has made China an increasingly large net exporter of aluminum and steel, and the Chinese silicone manufacturing industry is growing. Chinese aluminum, polysilicon, steel and silicone producers — who are unlikely to purchase silicon metal, manganese‑ and silicon‑based alloys and other specialty metals from our subsidiaries outside of China due to the ample availability of domestic Chinese production — may gain global market share at the expense of our customers. An increase in Chinese aluminum, steel, polysilicon and silicone industry market share could adversely affect the production volumes, revenue and profits of our customers, resulting in reduced purchases of our products.

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

The long term success of our operations depends to a significant degree on the continued employment of our core senior management team. In particular, we are dependent on the skills, knowledge and experience of Javier López Madrid, our Executive Chairman, Marco Levi, our Chief Executive Officer, and Beatriz García-Cos, our Chief Financial Officer. If

these employees are unable to continue in their respective roles, or if we are unable to attract and retain other skilled employees, our business, results of operations and financial condition could be adversely affected. We currently have employment agreements with Mr. López Madrid, Dr. Levi and Ms. García-Cos. These agreements contain certain non‑compete provisions, which may not be fully enforceable by us. Additionally, we are substantially dependent upon key personnel among our legal, financial and information technology staff, who enable us to meet our regulatory, contractual and financial reporting obligations, including reporting requirements under our credit facilities.

Shortages of skilled labor could adversely affect our operations.

We depend on skilled labor for the operation of our submerged arc furnaces and other facilities. Some of our facilities are located in areas where demand for skilled personnel often exceeds supply. Shortages of skilled furnace technicians and other skilled workers, including as a result of deaths, work stoppages or quarantines resulting from the COVID-19 pandemic, could restrict our ability to maintain or increase production rates, lead to production inefficiencies and increase our labor costs.

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

We may not realize the cost savings, synergies and other benefits that we expect to achieve from further operational improvements.

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

For example, in February 2018, we completed the acquisition from a wholly-owned subsidiary of Glencore International AG (“Glencore”) of a 100% interest in Glencore’s manganese alloys plants in Mo i Rana (Norway) and Dunkirk (France).  Although the purchase was made under what we believe to be favorable financial terms and we expect it to result in a 10-20% increase in Company-wide revenue, the acquisition increases the management complexity of our operations, adds a new currency (Norwegian Krone) to our foreign exchange exposure, and will require additional attention from management in order for us to successfully integrate and capture synergies. There can be no assurance that the acquisition will result in the realization of the benefits anticipated. Specifically, during 2018 the manganese alloys and the manganese ore markets evolved in such way that margins in these specific operations have significantly eroded and results and profitability from these operations were below historical averages.

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

Conflicts of interest may arise between our principal shareholder and your interests as a shareholder. Our principal shareholder has, and will continue to have, directly or indirectly, the power, among other things, to affect our day-to-day operations, including the pursuit of related party transactions. We have entered, and may in the future enter, into agreements with companies who are affiliates of Grupo VM, our principal shareholder. Such agreements have been approved by, or would be subject to the approval of, the Board or the Audit Committee, as its delegate. The terms of such agreements may present material risks to our business and results of operations. For example, we have entered into a number of agreements with affiliates of Grupo VM with respect to, among other things, the provision of information technology and data processing services and the management of certain aspects of our hydroelectric plants. See “Item 7.B.—Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

Our facilities are able to manufacture, collectively, approximately 242,000 tons of silicon metal (including Dow’s portion of the capacity of our Alloy, West Virginia and Bécancour, Québec plants), 462,000 tons of silicon-based alloys and 655,000 tons of manganese-based alloys on an annual basis. Our ability to increase production and revenues will depend on expanding existing facilities, acquiring facilities or building new ones. Increasing capacity is difficult because:

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

We have entered into credit facilities that contain covenants that in certain circumstances, among other things, restrict our ability to sell assets; incur, repay or refinance indebtedness; create liens; make investments; engage in mergers or acquisitions; pay dividends, including dividends by subsidiaries to Ferroglobe PLC; repurchase stock; or make capital expenditures. These credit facilities also require compliance with specified financial covenants, including minimum cash liquidity level. Further, North American inventories and a significant customer portfolio are pledged to secure our Asset-Based Loan revolver.

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

We have operations and assets in the United States, Spain, France, Canada, China, South Africa, Norway, Venezuela, Argentina, Mauritania and may have operations and assets in other countries in the future. Our international operations and assets may be subject to various economic, social and governmental risks.

Our international operations and sales may expose us to risks that are more significant in developing markets than in developed markets and which could negatively impact future revenue and profitability. Operations in developing countries may not operate or develop in the same way or at the same rate as might be expected in a country with an economy, government and legal system similar to western countries. The additional risks that we may be exposed to in such cases include, but are not limited to:

•	tariffs and trade barriers;
•	sanctions and other restrictions in our ability to conduct business with certain countries, companies or individuals;
•	recessionary trends, inflation or instability of financial markets;
•	regulations related to customs and import/export matters;
•	tax issues, such as tax law changes, changes in tax treaties and variations in tax laws;
•	changes in regulations that affect our business, such as new or more stringent environmental requirements or sudden and unexpected raises in power rates;
•	limited access to qualified staff;
•	inadequate infrastructure;
•	cultural and language differences;
•	inadequate banking systems;
•	restrictions on the repatriation of profits or payment of dividends;
•	crime, strikes, riots, civil disturbances, terrorist attacks or wars;
•	nationalization or expropriation of property;
•	less access to urgent medical care for employees and key personnel in the case of severe illness, including as a result of the COVID-19 pandemic;
•	law enforcement authorities and courts that are weak or inexperienced in commercial matters; and

•	deterioration of political relations among countries.

In addition to the foregoing, exchange controls and restrictions on transfers abroad and capital inflow restrictions have limited, and can be expected to continue to limit, the availability of international credit.

The critical social, political and economic conditions in Venezuela have adversely affected, and may continue to adversely affect, our results of operations.

Among other policies in recent years, the Venezuelan government has continuously devalued the Bolívar. The resulting inflation has devastated the country, which is experiencing all manner of shortages of basic materials and other goods and difficulties in importing raw materials. In 2016, we idled our Venezuelan operations and sought to determine the recoverable value of the long lived assets there. We concluded that the costs to dispose of the facility exceeded the fair value of the assets, primarily due to political and financial instability in Venezuela. Accordingly, we wrote down the full value of our Venezuelan facilities. Our Venezuelan subsidiary has been able to meet its obligations (tax, labor, power costs and others) in the past through the sales of existing stock to customers. However, our inability to generate cash in that market may cause us to default on some of our obligations there in the future, which may result in administrative intervention or other consequences. In addition, in the recent past the Venezuelan government has threatened to nationalize certain businesses and industries, which could result in a loss of our Venezuelan facilities for no consideration. If the social, political and economic conditions in Venezuela continue as they are, or worsen, our business, results of operations and financial condition could be adversely affected.

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

Colombia and the United States are among the preferred sources for the coal consumed in the production of silicon metal and silicon-based alloys, and the vast majority of producers source coal from these two countries. In the year ended December 31, 2019, approximately 74% of our coal was purchased from third parties. Of our third party purchases, approximately 70% came from Colombia. Additionally, nearly all of the manganese ore we purchase comes from suppliers located in South Africa and Gabon. We do not control these third party suppliers and must rely on them to perform in accordance with the terms of their contracts. If these suppliers fail to provide us with the required raw materials in a timely manner, or at all, or if the quantity or quality of the materials they provide is lower than that contractually agreed, we may not be able to procure adequate supplies of raw materials from alternative sources on comparable terms, or at all, which could have a material adverse effect on our business, results of operations and financial condition. In addition, since many suppliers of these raw materials are located in the same region, if a natural disaster or event affected one of these regions it is likely alternative sources would also be similarly affected.

Planned investments in the expansion and improvement of existing facilities and in the construction of new facilities may not be successful.

We may engage in significant capital improvements to our existing facilities to upgrade and add capacity to those facilities. We also may engage in the development and construction of new facilities. Should any such efforts not be completed in a timely manner and within budget, or be unsuccessful otherwise, we may incur additional costs or impairments which could have a material adverse effect on our business, results of operations and financial condition.

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

Our industry is affected by changing economic conditions, including changes in national, regional and local unemployment levels, changes in national, regional and local economic development plans and budgets, shifts in business investment and consumer spending patterns, credit availability, and business and consumer confidence. Disruptions in national economies and volatility in the financial markets may and often will reduce consumer confidence, negatively affecting business investment and consumer spending. The outlook for the global economy in the near to medium term is negative due to several factors, including the COVID-19 pandemic, geopolitical risks and concerns about global growth and stability. Concerns also remain regarding the sustainability of the European Monetary Union and its common currency, the Euro, in their current form, particularly following the referendum vote in favor of the United Kingdom’s exit from the European Union in June 2016, the UK Prime Minister’s formal delivery of a notice of withdrawal from the European Union in March 2017 (“Brexit”), and the UK House of Commons’ repeated rejection of the proposed Agreement on the Withdrawal of the United Kingdom from the European Union in January and March 2019. On January, 29, 2020, the European Parliament ratified the Brexit agreement, which became effective on January 31, 2020.

In addition, we may face risks associated with the current uncertainty and the consequences that may result from such exit, in particular with respect to tax, customs and duty laws and regulations, volatility in exchange rates and interest rates, the ability of certain of our personnel to work at our headquarters in London, and our ability to sell and transport products from manufacturing facilities on the continent to our customers in the United Kingdom.

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

The United States has imposed import tariffs of 25 percent on steel and 10 percent on aluminum, with exemptions for steel from Argentina, Australia, Brazil, Canada, Mexico, and South Korea, and aluminum from Argentina, Australia, Canada, and Mexico. These tariffs have been expanded to apply to steel and aluminum derivatives from most countries. China, the EU, and other countries have imposed retaliatory duties on products from the United States.

The United States also has imposed 25 percent tariffs on a wide array of Chinese products, including products produced and consumed by Ferroglobe, and 7.5 percent on a smaller range of products. The United States and China have reached an initial Phase 1 agreement to resolve the trade dispute between the two countries. The agreement has resulted in the suspension of Chinese retaliatory duties on certain U.S. products and the commitment by China to purchase products from the United States. It is unclear whether and, if so, when the two countries will reach a Phase 2 agreement that would resolve the dispute more broadly.

There are indications that China is trying to adhere to the Phase 1 agreement. However, if China were found to be in noncompliance, the United States could reimpose tariffs on Chinese products that are currently suspended or increase the existing tariffs.

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

Our ability to service our indebtedness will depend on our future performance and liquidity, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, including the COVID-19 pandemic. Many of these factors are beyond our control. We may not be able to generate enough cash flow from operations or obtain enough capital to service our indebtedness or fund our planned capital expenditures. If we cannot service our indebtedness and meet our other obligations and commitments, we might be required to refinance our indebtedness, obtain additional financing, delay planned capital expenditures or to dispose of assets to obtain funds for such purpose. We cannot assure you that any refinancing or asset dispositions could be effected on a timely basis or on satisfactory terms, if at all, or would be permitted by the terms of our outstanding debt instruments.

We are subject to restrictive covenants under our financing agreements, which could impair our ability to run our business.

Restrictive covenants under our financing agreements, including the Indenture and the ABL Revolver, may restrict our ability to operate our business. Our failure to comply with these covenants, including as a result of events beyond our control, could result in an event of default that could materially and adversely affect our business, results of operations and financial condition.

In particular, the Indenture and the ABL Revolver contain negative covenants restricting, among other things, our ability to:

•	incur indebtedness or issue guarantees;
•	create or incur liens;
•	make restricted payments;
•	merge or consolidate with other companies;
•	make dispositions of assets or subsidiaries;
•	make certain transactions with affiliate companies;
•	make a substantial change to the general nature of our business;
•	make certain loans or advances, guaranties and investments to any of the subsidiaries of the Company, outside from normal course of the Business;
•	make certain capital expenditures and leases;
•	amend organizational documents;
•	enter into sale-leaseback transactions; and
•	enter into agreements that contain a negative pledge.

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

We may not be able to generate sufficient cash to pay our accounts payable, meet our debt service obligations or meet our obligations under other financing agreements, in which case our creditors could declare all amounts owed to them due and payable, leading to liquidity issues.

Our ability to make interest payments and to meet our other debt service obligations, or to refinance our debt, depends on our future operating and financial performance, which, in turn, depends on our ability to successfully implement our business strategies and plans as well as general economic, financial, competitive, regulatory and other factors beyond our control, including the COVID-19 pandemic. If we cannot generate sufficient cash to meet our debt service requirements, we may, among other things, need to refinance all or a portion of our debt to obtain additional financing, delay planned capital expenditures or investments or sell material assets.

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

We may not be able to repurchase the Notes upon a Change of Control.

The senior Notes require the Issuers to offer to repurchase all or any part of each holder’s notes upon the occurrence of a change of control, as defined in the Indenture, at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest thereon, to the date of purchase. If such an event were to occur, we may not have sufficient financial resources available to satisfy all of those obligations.

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

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. Securities and industry analysts currently publish limited research on us. If there is limited or no securities or industry analyst coverage of us, the market price and trading volume of our ordinary shares would likely be negatively impacted. Moreover, if any of the analysts who may cover us downgrade our ordinary shares or provide relatively more favorable recommendations concerning our competitors, or as we experienced in 2018 and 2019, if our operating results or prospects do not meet their expectations, the market price of our ordinary shares could decline. If any of the analysts who may cover us were to cease coverage or fail regularly to publish reports about our Company, we could lose visibility in the financial markets, which, in turn, could cause our share price or trading volume to decline.

As a foreign private issuer and “controlled company” within the meaning of the rules of NASDAQ, we are subject to different U.S. securities laws and NASDAQ governance standards than domestic U.S. issuers of securities. These may afford relatively less protection to holders of our ordinary shares, who may not receive all corporate and company information and disclosures they are accustomed to receiving or in a manner to wich they are accustomed.

As a foreign private issuer, the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the U.S. Exchange Act. Although we intend to report periodic financial results and certain material events, we are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. In addition, we are exempt from the SEC’s proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Our exemption from Section 16 rules requiring the reporting of beneficial ownership and sales of shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to this part of the U.S. Exchange Act and that our insiders are not subject to short-swing profit rules. As a result, in deciding whether to purchase our shares, you may not have all the data that you are accustomed to having when making investment decisions with respect to domestic U.S. public companies.

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

We believe that, under current law, we should be treated as a foreign corporation for U.S. federal income tax purposes. However, the U.S. Internal Revenue Service (the “IRS”) may assert that we should be treated as a U.S. corporation for U.S. federal income tax purposes pursuant to Section 7874 of the Internal Revenue Code of 1986, as amended (the

“Code”). Under Section 7874 of the Code, we would be treated as a U.S. corporation for U.S. federal income tax purposes if, after the Business Combination, (i) at least 80% of our ordinary shares (by vote or value) were considered to be held by former holders of common stock of Globe by reason of holding such common stock, as calculated for Section 7874 purposes, and (ii) our expanded affiliated group did not have substantial business activities in the United Kingdom (the “80% Test”). The percentage (by vote and value) of our ordinary shares considered to be held by former holders of common stock of Globe immediately after the Business Combination by reason of their holding common stock of Globe is referred to in this disclosure as the “Section 7874 Percentage.”

Determining the Section 7874 Percentage is complex and, with respect to the Business Combination, subject to legal uncertainties. In that regard, the IRS and U.S. Department of the Treasury (“U.S. Treasury”) issued temporary Regulations in April 2016 and finalized Regulations in July 2018 (collectively, the “Section 7874 Regulations”), which include a rule that applies to certain transactions in which the Section 7874 Percentage is at least 60% and the parent company is organized in a jurisdiction different from that of the foreign target corporation (the “Third Country Rule”). This rule applies to transactions occurring on or after November 19, 2015, which date is prior to the closing of the Business Combination. If the Third Country Rule were to apply to the Business Combination, the 80% Test would be deemed met and we would be treated as a U.S. corporation for U.S. federal income tax purposes. While we believe the Section 7874 Percentage is less than 60% such that the Third Country Rule does not apply to us, we cannot assure you that the IRS will agree with this position and would not successfully challenge our status as a foreign corporation. If the IRS successfully challenged our status as a foreign corporation, significant adverse tax consequences would result for us and could apply to our shareholders.

In addition, changes to Section 7874 of the Code, the U.S. Treasury Regulations promulgated thereunder, or to other relevant tax laws (including under applicable tax treaties) could adversely affect our status or treatment as a foreign corporation, and the tax consequences to our affiliates, for U.S. federal income tax purposes, and any such changes could have prospective or retroactive application. Recent legislative proposals have aimed to expand the scope of U.S. corporate tax residence, including by potentially causing us to be treated as a U.S. corporation if the management and control of us and our affiliates were determined to be located primarily in the United States, or by reducing the Section 7874 Percentage at or above which we would be treated as a U.S. corporation such that it would be lower than the threshold imposed under the 80% Test.

Recent IRS guidance and changes in law could affect our ability to engage in certain acquisition strategies and certain internal restructurings.

Even if we are treated as a foreign corporation for U.S. federal income tax purposes, the Section 7874 Regulations materially changed the manner in which the Section 7874 Percentage will be calculated in certain future acquisitions of U.S. businesses in exchange for our equity, which may affect the tax efficiencies that otherwise might be achieved in transactions with third parties. For example, the Section 7874 Regulations would impact certain acquisitions of U.S. companies for our Ordinary Shares (or other stock) in the 36-month period beginning December 23, 2015, by excluding from the Section 7874 Percentage the portion of Ordinary Shares that are allocable to former holders of common stock of Globe. This rule would generally have the effect of increasing the otherwise applicable Section 7874 Percentage with respect to our future acquisition of a U.S. business. The Section 7874 Regulations also may more generally limit the ability to restructure the non-U.S. members of our Company to achieve tax efficiencies, unless an exception applies. However, no such acquisition of a U.S. business was made during the 36 months period.

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

We and our subsidiaries are subject to tax laws and regulations in the United Kingdom, the United States, France, Spain, South Africa and the other jurisdictions in which we operate. These laws and regulations are inherently complex, and we and our subsidiaries are (and have been) obligated to make judgments and interpretations about the application of these laws and regulations to us and our subsidiaries and their operations and businesses. The interpretation and application of these laws and regulations could be challenged by the relevant governmental authority, which could result in administrative or judicial procedures, actions or sanctions, which could be material an effect our effective tax rate.

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

Based upon our management and organizational structure, we believe that we should be regarded solely as resident in the United Kingdom from our incorporation for tax purposes. However, because this analysis is highly factual and may depend on changes in our management and organizational structure, there can be no assurance regarding the final determination of our tax residence. Should we be treated as resident in a country or jurisdiction other than the United Kingdom, we could be subject to taxation in that country or jurisdiction on our worldwide income and may be required to comply with a number of material and formal tax obligations, including withholding tax and reporting obligations provided under the relevant tax law, which could result in additional costs and expenses and an increase of our effective tax rate.

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

Our or our subsidiaries’ failure to qualify for benefits under the tax treaties could result in adverse tax consequences to us and our subsidiaries and could result in certain tax consequences of owning or disposing of our ordinary shares differing from those discussed below.

Future changes to domestic or international tax laws or to the interpretation of these laws by the governmental authorities could adversely affect us and our subsidiaries.

The U.S. Congress, the U.K. Government, the Organization for Economic Co-operation and Development and other government agencies in jurisdictions where we and our affiliates do business have had an extended focus on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting” (or “BEPS”), in which payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. Thus, the tax laws in the United States, the United Kingdom or other countries in which we and our affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect us. Furthermore, the interpretation and application of domestic or international tax laws made by us and our subsidiaries could differ from that of the relevant governmental authority, which could result in administrative or judicial procedures, actions or sanctions, which could be material. On July 1, 2018, OECD’s so-called “Multi-Lateral Instrument” entered into force covering 87 jurisdictions and impacting over 1,200 double tax treaties. The adoption and transposition into domestic legislations of the Anti-Tax Avoidance Directives (known as “ATAD 1 & 2”) by the European Union is another key development.

Further developments are to be seen in areas such as the “making tax digital - initiatives” allowing authorities to monitor multinationals’ tax position on a more real time basis and the contemplated introduction of new taxes, such as revenue-based digital services taxes aimed at technology companies, but which may impact traditional businesses as well in the sense of allocating a portion of the profitability of the given company to jurisdictions where it has significant sales even though it is not physically present. The latest development by the OECD in this field are the so-called Pillar One and Pillar Two. Under Pillar One, the OECD intends to set up the foundations for allocating to the market jurisdiction (i) non-routine profit; (ii) a fixed remuneration based on the Arm´s length Principle for baseline distribution and marketing functions; and (iii) an additional profit where in-country functions exceed the base-line activity already compensated. In principle, our business is not in scope of this measure as it refers to raw materials and commodities and this kind of business is excluded under the current drafting of the paper. Then, Pillar Two, also called GloBE (Global Anti-Base Erosion Proposal) consist of setting the ground for a minimum taxation, giving the countries the right to “tax back” profit that is currently taxed below a minimum rate. This goal is reached through several avenues, that is, (i) the inclusion of foreign income when taxed below the minimum rate; (ii) an undertaxed payment rule to related parties to deny deduction or impose taxation when payment was not subject to tax; (iii) switch over rule in the double tax treaties to allow the residence jurisdiction to switch from exemption to credit method when profit of permanent establishment is taxed below the minimum rate; and (iv) a subject to tax rule to allow withholding tax or other taxation or adjust eligibility to treaty benefits on payments not subject to the minimum rate. GloBE could affect our effective tax rate when implemented.

 We may become subject to income or other taxes in jurisdictions which would adversely affect our financial results.

We and our subsidiaries are subject to the income tax laws of the United Kingdom, the United States, France, Spain, South Africa and the other jurisdictions in which we operate. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions. A change in the division of our earnings among our tax jurisdictions could have a material impact on our effective tax rate and our financial results. In addition, we or our subsidiaries may be subject to additional income or other taxes in these and other jurisdictions by reason of the management and control of our subsidiaries, our activities and operations, where our production facilities are located or changes in tax laws, regulations or accounting principles like those referred to as to Pillar One and Pillar Two once fully developed and implemented. Although we have adopted guidelines and operating procedures to ensure our subsidiaries are appropriately managed and controlled, we may be subject to such taxes in the future and such taxes may be substantial. The imposition of such taxes could have a material adverse effect on our financial results.

We may incur current tax liabilities in our primary operating jurisdictions in the future.

We expect to make current tax payments in some of the jurisdictions where we do business in the normal course of our operations. Our ability to defer the payment of some level of income taxes to future periods is dependent upon the continued benefit of accelerated tax depreciation on our plant and equipment in some jurisdictions, the continued deductibility of external and intercompany financing arrangements, the application of tax losses prior to their expiration in certain tax jurisdictions and the application of tax credits including R&D credits, among other factors. The level of current tax payments we make in any of our primary operating jurisdictions could adversely affect our cash flows and have a material adverse effect on our financial results.

Changes in tax laws may result in additional taxes for us.

We cannot assure you that tax laws in the jurisdictions in which we reside or in which we conduct activities or operations will not be changed in the future. Such changes in tax law could result in additional taxes for us.

U.S. federal income tax reform could adversely affect us.

Legislation commonly known as the Tax Cuts and Jobs Act (the “TCJA”) was enacted on December 22, 2017 in the United States. The TCJA made significant changes to the U.S. federal tax code, including a reduction in the U.S. federal corporate statutory tax rate from 35% to 21% as well as the introduction of a base erosion minimum tax (BEAT). The TCJA also made changes to the U.S. federal taxation of foreign earnings and to the timing of recognition of certain revenue and expenses and the deductibility of certain business expenses. We examined the impact the TCJA may have on our business in detail since enactment. Although further guidance continues to be released by the IRS, so far we have concluded that tax reform should not have a material adverse impact on the taxation of our U.S. business, as of December 31, 2019. This annual report does not discuss in detail the TCJA or the manner in which it might affect us or our stockholders. We urge you to consult with your own legal and tax advisors with respect to the Tax Reform Act and the potential tax consequences of investing in our shares.

Our transfer pricing policies are open to challenge from taxation authorities internationally.

Tax authorities have become increasingly focused on transfer pricing in recent years. Due to our international operations and an increasing number of inter-company cross-border transactions, we are open to challenge from tax authorities with regards to the pricing of such transactions. A successful challenge by tax authorities may lead to a reallocation of taxable income to a different tax jurisdiction and may potentially lead to an increase of our effective tax rate.

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

On November 18, 2016, our Class A Ordinary Shares were converted into ordinary shares of Ferroglobe as a result of the distribution of beneficial interest units in the Ferroglobe R&W Trust to certain Ferroglobe shareholders. Because the proceeds of the R&W Policy will not be sufficient to fully compensate for losses attributable to breaches of representations and warranties made by Grupo VM and FerroAtlántica in the Business Combination Agreement, and the proceeds under the R&W Policy are required to be distributed to the holders of the Trust Units, we may be required to use our existing cash on hand or borrow to fund any actual loss incurred.

On August 21, 2018, we announced a share repurchase program, which provided authorization to purchase up to $20 million of our ordinary shares in the period ending December 31, 2018. On November 7, 2018, we completed the repurchase program, resulting in the acquisition of a total of 2,894,049 ordinary shares for total consideration of $20,100 thousand, including applicable stamp duty. The average price paid per share was $6.89. The share repurchase program resulted in 1,152,958 ordinary shares purchased and cancelled and 1,741,091 ordinary shares purchased into treasury, all of which remained held in treasury at December 31, 2018. See “Item 16.E.— Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

During the year under review, a small number of the ordinary shares held in treasury have been used to satisfy share awards made by the Company to its management team under the Ferroglobe PLC Equity Incentive Plan 2016. The number of ordinary shares held in Treasury as at December 31, 2019 was 1,733,051. See Note 13.

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

•	2018: sale of the majority interest in Hidro Nitro Española to an entity sponsored by a Spanish renewable energies fund.
•	2019: sale of 100% interest in FerroAtlántica, S.A.U. (“FAU”), to investment vehicles affiliated with TPG Sixth Street Partners.
•	2019: sale of 100% interest in Ultra Core Polska, z.o.o, to Cedie, S.A.

Corporate and Other Information

Our registered office is located at 5 Fleet Place, London EC4M 7RD, our Board of Directors is based at our London Office at 2nd floor West Wing, Lansdowne House 57 Berkeley Square, London W1J 6ER, United Kingdom and our management is based in London and also at Torre Espacio, Paseo de la Castellana, 259-D, P49, 28046 Madrid, Spain. The telephone number of our London Office is +44 (0)203 129 2420 and of our Spanish Office is +34 915 903 219. Our Internet address is http://www.ferroglobe.com. The information on our website is not a part of this document. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

B.    Business Overview

We are a global leader in the silicon and specialty metals industry with an expansive geographical reach, established through Globe’s predominantly North American-centered footprint and FerroAtlántica’s predominantly European-centered footprint.

Through its operating subsidiaries, Ferroglobe is one of the world’s largest producers of silicon metal, silicon-based alloys and manganese-based alloys. Additionally, Ferroglobe currently has quartz mining activities in Spain, the United States, Canada, South Africa and Mauritania, low-ash metallurgical quality coal mining activities in the United States, and interests in hydroelectric power in France. Ferroglobe controls a meaningful portion of most of its raw materials and captures, recycles and sells most of the by-products generated in its production processes.

We sell our products to a diverse base of customers worldwide, in a varied range of industries. These industries include aluminum, silicone compounds used in the chemical industry, ductile iron, automotive parts, photovoltaic (solar) cells, electronic semiconductors and steel, all of which are key elements in the manufacturing of a wide range of industrial and consumer products.

We are able to supply our customers with the broadest range of specialty metals and alloys in the industry from our production centers in North America, Europe, South America, Africa and Asia. Our broad manufacturing platform and flexible capabilities allow us to optimize production and focus on products most likely to enhance profitability, including the production of customized solutions and high purity metals to meet specific customer requirements. We also benefit from low operating costs, resulting from our ownership of sources of critical raw materials and the flexibility derived from our ability to alternate production at certain of our furnaces between silicon metal and silicon-based alloy products.

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

Competitive Strengths and Strategy of Ferroglobe

Competitive Strengths

Leading market positions in silicon metal, silicon‑based alloys and manganese‑based alloys

We are a leading global producer in our core products based on merchant production capacity and hold the leading market share in certain of our products. Specifically, in the case of silicon metal, with maximum global production capacity of 242 thousand metric tons (which includes 51% of our attributable joint venture capacity and considers the most favorable production mix), we have approximately 64% of the merchant production capacity market share in North America and approximately 26% of the global market share (all of the world excluding China), according to management estimates for our industry. In the case of manganese-based alloys, following the acquisition of the Dunkirk, France and Mo i Rana, Norway plants in 2018, our market share is approximately 34% in Europe, and we are among the three largest global producers of manganese alloys excluding China.

Our scale and global presence across five continents allows us to offer a wide range of products to serve a variety of end‑markets, including those which we consider to be dynamic, such as the solar, automotive, consumer electronic products, semiconductors, construction and energy industries. As a result of our market leadership and breadth of products, we possess critical insight into market demand allowing for more efficient use of our resources and operating capacity. Our ability to supply critical sources of high-quality raw materials from within our Company group promotes operational and financial stability and reduces the need for us to compete with our competitors for supply. We believe this also provides a competitive advantage, allowing us to deliver an enhanced product offering with consistent quality on a cost‑efficient basis to our customers.

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

Many of our customers, we believe, are leaders in their end‑markets and fields. We have built long‑lasting relationships with customers based on the breadth and quality of our product offerings and our ability to produce products that meet specific customer requirements. The average length of our relationships with our top 30 customers exceeds ten years and, in some cases, such relationships go back as far as 30 years. For the year ended December 31, 2019 and December 31, 2018, Ferroglobe’s ten largest customers accounted for approximately 39.9% and 33.8%, respectively, of Ferroglobe’s consolidated revenue. Our customer relationships provide us with stability and visibility into our future volumes and earnings, though we are not reliant on any individual customer or end-market. Our customer relationships, together with our diversified product portfolio, provide us with opportunities to cross sell new products; for example, by offering silicon-based or manganese-based alloys to existing steelmaking customers.

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

Stable supply of critical, high quality raw materials

In order to ensure reliable supplies of high-quality raw materials for the production of our metallurgical products, we have invested in strategic acquisitions of sources that supply a meaningful portion of the inputs our manufacturing operations consume. Specifically, we own and operate specialty, low ash, metallurgical quality coal mines in the United States, high purity quartz quarries in the United States, Spain and South Africa, charcoal production units in South Africa, and our Yonvey production facility for carbon electrodes in Ningxia, China. For raw materials needs our subsidiaries cannot meet, we have qualified multiple suppliers in each operating region for each raw material, helping to ensure reliable access to high quality raw materials.

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

•

Solar Grade Silicon — Ferroglobe’s solar grade silicon involves the production of upgraded metallurgical grade (UMG) type solar grade silicon metal with a purity above 99.9999% through a new, potentially cost effective, electrometallurgical purification process in place of the traditional chemical process for the production of solar grade polycrystalline silicon, which tends to be costly and involves high energy consumption and potential environmental hazards. The new technology, developed by Ferroglobe at its research and development facilities, aims to reduce the costs and energy consumption associated with the production of solar grade silicon. We have commenced production of such UMG solar grade silicon through this new process at a prototype factory. The construction of a larger greenfield facility is currently on stand-by until better conditions in the solar grade silicon market can be valued. In 2016, we entered into an agreement with Aurinka Photovoltaic Group, SL,  providing for the formation and operation of a joint venture for the purpose of producing upgraded metallurgical grade (UMG) solar silicon. On July 11, 2019, the parties terminated the joint venture by mutual agreement.  See “Item 7.B – Related Party Transactions –  Aurinka and the Solar JV”, below.

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

Business Strategy

Maintain and leverage industry leading position in core businesses and pursue long-term growth

We intend to maintain and leverage our position as a leading global producer of silicon metal and one of the leading global producers of ferroalloys based on production capacity. We believe we will achieve our goals through developing our existing strengths and pursuing long-term growth. We plan to achieve organic growth by continually enhancing our production capabilities as well as by developing new products to further diversify our portfolio of products and expand our customer base. We intend to focus our production and sales efforts on high‑margin products and end‑markets that we consider to have the highest potential for profitability and growth. We will continue to capitalize on our global reach and the diversity of our production base to adapt to changes in market demands, shifting our production and distribution across facilities and between different products as necessary in order to remain competitive and maximize profitability. We aim to obtain further direct control of key raw materials to secure our long-term access to scarce reserves, which we believe will allow us to continue delivering enhanced products while maintaining our low‑cost position. Additionally, we will continue regularly to review our customer contracts in an effort to improve their terms and to optimize the balance between selling under long-term agreements and retaining some exposure to spot markets. We intend to maintain pricing that appropriately reflects the value of our products and our level of customer service and, in light of commodity prices and demand fluctuations, may decide to move away from contracts with index‑based prices in favor of contracts with fixed prices, particularly at prices which ensure a profit throughout the cycles our business experiences.

Maintain low cost position while controlling inputs

We believe we have an efficient cost structure and, going forward, we will seek to further reduce costs and improve operational efficiency through a number of initiatives. We plan to focus on controlling the cost of our raw materials through our captive sources and long-term supply contracts and on lowering our fixed costs in order to reduce the unit costs of our silicon metal and ferroalloy production. We aim to improve our internal processes and further integrate our global footprint, such as benefits from value chain optimization, including enhancements in raw materials procurement and materials management; adoption of best practices and technical and operational know how across our platform; reduced freight costs from improved logistics as well as savings through the standardization of monitoring and reporting procedures, technology, systems and controls. We intend to enhance our production process through R&D and targeted capital expenditure and leverage our geographic footprint to shift production to the most cost effective and appropriate facilities and regions for such products. We will continue to regularly review our power supply contracts with a view to improving their terms and more competitive tariff structures. In addition, we will seek to maximize the value derived from the utilization and sale of by-products generated in our production processes and continue to focus on innovation to develop next generation products.

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

Maintain financial discipline to facilitate ongoing operations and support growth

We believe maintaining financial discipline will provide us with the ability to manage the volatility in our business resulting from changes in commodity prices and demand fluctuations. We intend to preserve a strong and conservative balance sheet, with sufficient liquidity and financial flexibility to facilitate all of our ongoing operations, to support organic and strategic growth and to finance prudent capital expenditure programs aimed at placing us in a better position to generate increased revenues and cash flows by delivering a more comprehensive product mix and optimized production in response to market circumstances. We plan to become even more efficient in our working capital management through various initiatives aimed at optimizing inventory levels and accounts receivable. We will also seek to repay indebtedness from free cash flow and retain low leverage for maximum free cash flow generation.

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

Facilities and Production Capacity

The following chart shows, as of December 31, 2019, the location of our assets and our production capacity, including 51% of the capacity of our joint ventures (of which we own 51%), by geography, of silicon, silicon-based alloys and manganese-based alloys.  It is important to note that certain facilities may and do switch  from time to time  among different families of products (for instance, from silicon metal to silicon-based alloys and vice-versa) or among different products within the same family (for instance from ferromanganese to silicomanganese). Such switches change the production capacity at each plant.

Ferroglobe Assets

- 1 Bécancour, Canada
- 2 La Malbaie, Quebec
- 3 Niagara Falls, NY
- 4 Beverly, OH
- 5 Alloy, WV
- 6 Corbin, KY (Alden Resources)
- 7 Aurora, IN
- 8 Billingsley, AL
- 9 Bridgeport, AL
- 10 Selma, AL
- 11 Mendoza, Argentina
- 12 Venezula (Metallurgy)
- 13 Venezula (Mining)
- 14 Boo, Spain
- 15 Cee, Spain
- 16 Dumbria, Spain
- 17 Sabon, Spain
- 18 Monzon, Spain
- 19 Esmeralda, Spain
- 20 Serrabal, Spain
- 21 Sonia, Spain
- 22 Conchitina, Spain
- 23 Laudun, France
- 24 Pierrefitte, France
- 25 Anglefort, France
- 26 Les Clavaux, France
- 27 Montricher, France
- 28 Chateau Feuillet, France
- 29 Dunkirk, France
- 30 Hydro Plants, France
- 31 Mo I Rana, Norway
- 32 eMalahleni, South Africa
- 33 Polokwane, South Africa
- 34 New Castle, South Africa
- 35 SamQuartz, South Africa
- 36 Ningxia, China ("Yonvey")

Metallurgy | Energy | Mining

Global Footprint Spanning Five Continents

London, UK

Ferroglobe Corporate HQ | Ferroglobe Manufacturing / Mining Operations

Production Capacity by Geography (kt)

Type of Products	Europe	North America	South America	Africa	Asia	Total
Silicon	178	64	-	-	-	242
Ferrosilicon / Foundry	252	120	23	67	-	462
Manganese-based Alloys	655	-	-	-	-	655
Total	1,085	184	23	126		1,359

As of December 31, 2019

Notes: Includes pro rata share (51%) of attributable joint venture capacity. Excludes currently idled plants (Selma, Niagara, Polokwane, Venezuela)

0

Our production facilities are strategically located throughout the world. We operate quartz mines located in Spain, South Africa, Canada, and the United States, and charcoal production in South Africa. Additionally, we operate low‑ash, metallurgical grade coal mines in the United States.

From time to time, in response to market conditions and to manage operating expenses, facilities are fully or partially idled. As of December 31, 2019, certain facilities in the United States, Spain, Venezuela, South Africa and China are partially or fully idled, as a result of current market conditions.

Ferroglobe has no installed power capacity in Spain as of  December 31, 2019. Ferroglobe’s total installed power capacity in Spain was 167 megawatts as of December, 31 2018.  In 2019, 167 megawatts of hydro production capacity were divested for net cash proceeds of $177,627 thousand. Also, Ferroglobe subsidiaries own a total of 18.9 megawatts of hydro production capacity in France.

Products

For the years ended December 31, 2019, 2018 and 2017, Ferroglobe’s consolidated sales by product were as follows:

	Year ended December 31,
($ thousands)	2019	2018	2017
Silicon metal	539,872	933,366	739,618
Manganese-based alloys	447,311	527,757	363,644
Ferrosilicon	275,368	359,374	266,862
Other silicon-based alloys	181,736	215,697	188,183
Silica fume	33,540	37,061	36,338
Energy	—	12,149	7,244
Byproducts and other	137,395	156,598	130,387
Total Sales	1,615,222	2,242,002	1,732,276

Shipments in metric tons:
Silicon metal	239,692	352,578	325,884
Manganese-based alloys	392,456	424,358	274,119
Ferrosilicon	203,761	205,246	185,952
Other silicon-based alloys	91,668	106,457	97,069

Average Selling price ($/MT):
Silicon metal	2,252	2,647	2,270
Manganese-based alloys	1,140	1,244	1,327
Ferrosilicon	1,351	1,751	1,435
Other silicon-based alloys	1,983	2,026	1,939

Silicon metal

Ferroglobe is a leading global silicon metal producer with a total production capacity of approximately 241,750 tons (including 51% of the joint venture capacity attributable to us) per annum in several facilities in the United States, France, South Africa, Canada and Spain. This production capacity reflects the production mix that was current as of December 31, 2019, but different production configurations can result in silicon metal production capacity of up to 416,750 tons per annum. For the years ended December 31, 20919, 2018 and 2017,  Ferroglobe’s revenues generated by silicon metal sales accounted for 33.4%, 41.6% and 42.7%, respectively, of Ferroglobe’s total consolidated revenues.

Silicon metal is used by primary and secondary aluminum producers, who require silicon metal with certain requirements to produce aluminum alloys. For the year ended December 31, 2019, sales to aluminum producers represented approximately 45% of silicon metal revenues. The addition of silicon metal reduces shrinkage and the hot cracking tendencies of cast aluminum and improves the castability, hardness, corrosion resistance, tensile strength, wear resistance and weldability of the aluminum end products. Aluminum is used to manufacture a variety of automotive components, including engine pistons, housings, and cast aluminum wheels and trim, as well as high tension electrical wire, aircraft parts, beverage containers and other products which require aluminum properties.

Silicon metal is also used by several major silicone chemical producers. For the year ended December 31, 2019 sales to chemical producers represented approximately 43% of silicon metal revenues. Silicone chemicals are used in a broad range of applications, including personal care items, construction‑related products, health care products and electronics. In construction and equipment applications, silicone chemicals promote adhesion, act as a sealer and have insulating properties. In personal care and health care products, silicone chemicals add a smooth texture, protect against ultraviolet rays and provide moisturizing and cleansing properties. Silicon metal is an essential component of the manufacture of silicone chemicals, accounting for approximately 20% of the cost of production.

In addition, silicon metal is the core material needed for the production of polysilicon, which is most widely used to manufacture solar cells and semiconductors. For the year ended December 31, 2019 sales to polysilicon producers represented approximately 10% of silicon metal revenues. Producers of polysilicon employ processes to further purify the silicon metal and grow ingots from which wafers are cut. These wafers are the base material to produce solar cells, to convert sunlight to electricity.  Individual solar cells are soldered together to make solar modules.

Manganese‑based alloys

Ferroglobe is among the leading global manganese‑based alloys producers based on production capacity. As of December 31, 2019, Ferroglobe maintained approximately 309,000 tons of annual silicomanganese production capacity and approximately 346,000 tons of annual ferromanganese production capacity in our factories in Spain, Norway, and France. During the year ended December 31, 2019, Ferroglobe sold 392,456 tons of manganese-based alloys. For the years ended December 31, 2019, 2018, and 2017, Ferroglobe’s revenues generated by manganese-based alloys sales accounted for 27.7%, 23.5% and 20.9%, respectively, of Ferroglobe’s total consolidated revenues over 90% of the global manganese-based alloys produced are used in steel production, and all steelmakers use manganese and manganese alloys in their production processes.

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

Silicon‑based alloys

Ferrosilicon

Ferroglobe is among the leading global ferrosilicon producers based on production output in recent years. During the year ended December 31, 2019, Ferroglobe sold 203,761 tons of ferrosilicon. For the years ended December 31, 2019, 2018 and 2017, Ferroglobe’s revenues generated by ferrosilicon sales accounted for 17.0%, 16.0% and 15.3%, respectively, of Ferroglobe’s total consolidated revenues.

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

During the year ended December 31, 2019, Ferroglobe sold 91,668 tons of silicon-based alloys (excluding ferrosilicon). For the years ended December 31, 2019, 2018 and 2017, Ferroglobe’s revenues generated by silicon-based alloys (excluding ferrosilicon) accounted for 11.3%, 9.5% and 10.8%, respectively, of Ferroglobe’s total consolidated revenues.

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

Silica fume

For the years ended December 31, 2019, 2018 and 2017, Ferroglobe’s revenues generated by silica fume sales accounted for 2.1%, 1.6% and 2.1%, respectively, of Ferroglobe’s total consolidated sales.

Silica fume is a by-product of the electrometallurgical process of silicon metal and ferrosilicon. This dust-like material, collected through Ferroglobe factories’ air filtration systems, is mainly used in the production of high-performance concrete and mortar. The controlled addition of silica fume to these products results in increased durability, improving their impermeability from external agents, such as water. These types of concrete and mortar are used in large-scale projects such as bridges, viaducts, ports, skyscrapers and offshore platforms.

Services

Energy

The Company sold its Spanish hydroelectric business in 2019. For the years ended December 31, 2019, 2018 and 2017, Ferroglobe recognized a profit/(loss) as a result of the Spanish hydroelectric operations, in the amounts of  ($450) thousand, $9,464 thousand and ($5,050) thousand, respectively.

In Spain, Ferroglobe sold all of the power it produces in the wholesale energy market that has been in place in Spain since 1998. Prior to 2013, Ferroglobe benefitted from a feed-in tariff support scheme, pursuant to which Ferroglobe was legally entitled to feed its electric production into the Spanish grid in exchange for a fixed applicable feed-in-tariff over a fixed period, and therefore received a higher price than the market price. However, the new regulatory regime introduced in Spain in 2013 eliminated the availability of the feed‑in tariff support scheme for most of Ferroglobe’s facilities. Ferroglobe was able to partly mitigate this reduction in prices through the optimization of its power generation such that it operates in peak‑price hours, as well as through participation in the “ancillary services” markets whereby Ferroglobe agreed to generate power as needed to balance the supply and demand of energy in the markets in which it operates. See “Item 4.B—Regulatory Matters—Energy and electricity generation” below.

Villar Mir Energía, S.L. (“VM Energía”), a Spanish company controlled by Grupo VM, advised in the day-to-day operations of Ferroglobe’s hydroelectric facilities in the Spanish wholesale market under a strategic advisory services contract (during 2019, this service was provided from January 1st to August 30th, date in which FAU was sold). Operating in the Spanish wholesale market requires specialized trading skills that VM Energía provided because of the broad base of both generating facilities and customers that it manages. During the year 2019, the Company sold its hydro-electric facilities in Spain; with this, the advisory agreement was terminated. For more information on the contractual arrangements between Ferroglobe and VM Energía, see “Item 7.B.—Major Shareholders and Related Party Transactions—Related Party Transactions” below. Ferroglobe also owns and operates 19.2 megawatts of hydro-electric power capacity in two plants in

France. Given the small size of these operations and the specifics of the regulatory regime under which they operate, the results of operations and financial position with respect to these plants are included within our French operations.

Raw Materials, Logistics and Power Supply

The largest components of Ferroglobe’s cost base are raw materials and power used for smelting at our metallurgical manufacturing facilities. In the year ended December 31, 2019, Ferroglobe’s power consumption costs, represented approximately 27% of Ferroglobe’s total consolidated cost of sales.

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

The vast majority of the manganese ore Ferroglobe purchased in 2019 came from suppliers located in South Africa (57% of total purchases) and Gabon (33% of total purchases). In 2019, Ferroglobe had contractual arrangements with two main suppliers (located in South Africa and Gabon). Ferroglobe also buys manganese ore for the plant at Cee in Spain, which was divested in August 2019. Global manganese ore prices are mainly driven by manganese demand from China and to a lower extent from India. Potential disruption of supply from South Africa, Australia, Brazil or Gabon due to logistical, labor or other reasons may have an impact on the availability and the pricing of manganese ore.

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

Approximately 70% of the coal Ferroglobe purchased externally in 2019 for its facilities was sourced from one mining supplier in Colombia while the remaining 30% came from the United States, other Colombian mines, as well as from Poland and South Africa. Ferroglobe has a long‑standing relationship with the coal washing plants that process Colombian coal in Europe, which price coal using spot, quarterly, semi‑annual or annual contracts, based on market outlook. European coal prices, which are denominated in U.S. Dollars, are mainly based on API 2, the benchmark price reference for coal imported into northwest Europe. Prices reflect also currency fluctuation, labor issues and transportation situation in Colombia and South Africa, as well as sea-freights.

Ferroglobe also owns Alden Resources LLC (“Alden”) in the United States. Alden provides a stable and long‑term supply of low ash metallurgical grade coal by fulfilling a substantial portion of our requirements to our North American operations.

See “—Mining Operations” below for further information.

Quartz

Quartz, also known as quarzite, is a key raw material in the manufacture silicon metal and silicon based alloys.

Ferroglobe has secured access to quartz from its quartz mines in Spain, South Africa, the United States and Canada (see “—Mining Operations”). For the year ended December 31, 2019 approximately 68% of Ferroglobe’s total consumption of quartz was self-supplied. Ferroglobe purchases quartz from third-party suppliers on the basis of  annual contractual arrangements. Ferroglobe’s quartz suppliers typically have operations in the same countries where Ferroglobe factories are located, or in close proximity, which minimizes logistical costs.

Ferroglobe controls quartzite mining operations located in Alabama and a concession to mine quartzite in Saint-Urbain, Québec (operated by a third-party miner). These mines supply our North American operations with a substantial portion of their requirements for quartz.

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

In 2019, the sourcing of the metallurgical coke was predominantly from Russia and Spain, although some quantities were sourced in Poland, Colombia and China.

Petroleum coke, electrode related products, slag, limestone and additive metals are other relevant raw materials Ferroglobe utilizes to manufacture its electrometallurgy products. Procurement of these raw materials is either managed centrally or with each country’s raw materials procurement manager or plant manager and the materials purchased at spot prices or under contracts of a year or less.

In 2019, Graphite electrodes volumes decreased as a result of lower production volumes and conversion of furnaces from Si to FeSi in France. The sourcing of graphite electrodes is diversified with supply from European Countries, India, Russia and China. Agreements with suppliers range from six months to several years, and allow Ferroglobe to ensure supply reliability at adequate market prices.

Logistics

Logistical operations are managed centrally and at the local level. Sea‑freight operations are centralized at the corporate level, while rail logistics is centralized at country level. Road transportation is managed at  plant level with centralized coordination in multi‑site countries. Contractual commitments in respect of transportation and logistics match, to the extent possible, Ferroglobe’s contracts for raw materials and customer contracts.

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

Ferroglobe has negotiated supply contracts based on market prices with two suppliers for years 2016 to 2019 and is currently negotiating long-term supply contracts with suppliers in the marketplace. A new contract covers 2020 to 2022.

Regulation enacted in 2015 enables FerroPem SAS to benefit from reduced tariffs resulting from its agreeing to interrupt production and respond to surges in demand, as well as receiving compensation for indirect CO2 costs under the EU Emission Trading System (ETS) regulation. These arrangements allow FerroPem SAS to operate competitively on a 12‑month basis, but also concentrate production during periods when energy prices are lower if needed. Ferroglobe’s production of energy in France through its hydro-electric power plants partially mitigates its exposure to increases in power prices, as an increase in energy prices has a positive impact on Ferroglobe revenues from electricity generation.

In the United States, we attempt to enter into long‑term electric supply contracts that value our ability to interrupt load to achieve reasonable rates. Our power supply contracts have, in the past, resulted in stable price structures. In West Virginia, we have a contract with Brookfield Renewable Partners, LP to provide, on average, 45% of our power needs, from a dedicated hydro-electric facility, through December 2021 at a fixed rate. Our needs for non-hydroelectric power in West Virginia, Ohio, and Alabama are primarily sourced through special contracts that provide competitive rates whereas a portion of the power is also priced at market rates. At our Niagara Falls, New York plant, we have been granted a public sector package including 18.4 megawatts of hydro power through December 2021.

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

The following table sets forth summary information on Ferroglobe’s mines which were in production as of December 31, 2019.

						Proven	Probable
			Annual	Production	Mining	reserves	reserves	Mining		Btus per		Expiry
Mine	Location	Mineral	capacity kt	in 2019 kt	Recovery	Mt(1)	Mt(1)	Method	Reserve grade	lb.	Life(2)	date(3)
Sonia	Spain (Mañón)	Quartz	150	108	0.4	1.86	0.8	Open-pit	Metallurgical	N/A	19	2069
Esmeralda	Spain (Val do Dubra)	Quartz	50	27	0.4	0.07	0.13	Open-pit	Metallurgical	N/A	10	2029
Serrabal.	Spain (Vedra & Boqueixón)	Quartz	330	219	0.2	3.75	1.6	Open-pit	Metallurgical	N/A	19	2038
SamQuarz	South Africa (Delmas)	Quartzite	1,000	787	0.7	5.53	18.6	Open-pit	Metallurgical & Glass	N/A	37	2039
Mahale	South Africa (Limpopo)	Quartz	90	88	0.5	—	4.1	Open-pit	Metallurgical	N/A	15	2035
Roodepoort	South Africa (Limpopo)	Quartz	50	7	0.5	—	0.02	Open-pit	Metallurgical	N/A	1	2028
Fort Klipdam	South Africa (Limpopo)	Quartz	100	362	0.6	—	0.2	Open-pit	Metallurgical	N/A	2	2020 (4)
AS&G Meadows Pit	United States (Alabama)	Quartzite	300	257	0.4	3.20	—	Surface	Metallurgical	N/A	11	2027
			2,070	1,855		14	25

King Mountain	United States (Kentucky)	Coal	180	64	0.7	0.2	—	Surface	Metallurgical	14,000	1	2021
Imperial Hollow	United States (Kentucky)	Coal	181	181	0.7	0.2	—	Surface	Metallurgical	14,000	1	2021
Log Cabin No. 5	United States (Kentucky)	Coal	120	78	0.6	0.7	—	Underground	Metallurgical	14,000	4	2024
			481	323		1.1	—

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
(4)

During 2019, a permit extension was granted until December 2020 with the option of a further 2-year extension that will grant the mine a remaining life until end 2022 where after a new application must be submitted. The perusal for the Mining Right has been stopped as the mine will be depleted on completion of current permit mining area.

Ferroglobe considers its Conchitina and Conchitina Segunda mines as a single mining project legally supported by the formation of Coto Minero, formally approved by the Mining Authority in March 2018. In addition, Ferroglobe currently holds all necessary permits to start production at its  Conchitina mines. Although Ferroglobe has not received formal approval from the Spanish Mining Authority over its 2020 Annual Mining Plan, we are not legally prevented from commencing mining operations in the area based on the fully-authorized 2019 Annual Mining Plan.

Reserves for the Conchitina mine are, accordingly, considered to be probable reserves, and the following table sets forth summary information on the Conchitina and Conchitina Segunda mines:

				Recoverable Reserves
			Mining	Proven	Probable		Mining
Mine	Location	Mineralization	Recovery	MT(1)	MT(1)	Reserve Grade	Method
Conchitina and Conchitina Segunda	Spain (O Vicedo)	Quartz	0.35	—	0.98	Metallurgical	Open-pit

(1)	Estimates of recoverable probable reserves represent the tons of product that can be used internally or which are of metallurgical grade and can be delivered to Ferroglobe’s customers.

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

Esmeralda

The original Esmeralda mining concession was granted in 1999 to Cuarzos Industriales, S.A.U., the owner of the properties currently mined at Esmeralda, after proper mining research had been conducted and the mining potential of the area had been demonstrated to the relevant public authority. The surface area covered by the Esmeralda mining concession is 84 hectares. The concession is due to expire in 2029.

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

Fort Klipdam

The land on which Fort Klipdam is located is owned by Silicon Smelters. The mining rights application filed by Silicon Smelters was rejected on the basis of the alleged inadequacy of the mine social and labor plan. An appeal has been filed by Silicon Smelters. As the appeal process has been unsuccessful to date, mining operations can only be conducted in areas specified under valid permits that have been obtained on the land. Additional permits were also obtained by the mining contractor on the adjacent property and their materials are brought to Fort Klipdam for processing and stockpiling. A comprehensive mining permit was issued in 2019 that covers the full remaining block quartz area and valid till end 2020, where after it can be extended by 2-years The total surface area covered by the Fort Klipdam farm portion is 640.9 hectares. The mining permits and mining rights only relates to an area of 136.1 hectares.

For further information regarding South African regulations applicable to mining concessions, as well as environmental and other regulations, see “—Laws and regulations applicable to Ferroglobe’s mining operations—South Africa.”

French mining rights

Soleyron

FerroPem, SAS, a subsidiary of Ferroglobe, owns 7.5 hectares of the overall Soleyron mine area. The Saint-Hippolyte de Montaigu Municipality owns the remaining 12.9 hectares. In February 2015, FerroPem, SA, entered into a lease and royalty agreement with the municipality, which is valid for five years. The effective date of the agreement and the relevant term coincide with the effective date and term of the prefectural authorization renewal, which was granted to FerroPem, SAS in March 2015 and is due to expire in 2020. Pursuant to this agreement, FerroPem, SAS pays to the municipality on an annual basis: (i) a fixed allowance for the lease of the land, and (ii) variable royalties on the basis of tons of quartz produced. In addition, FerroPem, SAS provided financial guarantees through an insurance company for an amount of €146 thousand. Such amount has been defined in the prefectural authorization as the amount needed for the land remediation.

United States and Canadian mining rights

Coal

As of December 31, 2019, we had three active coal mines (two surface mines and one underground mine) located in Knox County, Kentucky. We also had eight inactive permitted coal mines available for extraction located in Kentucky and Alabama. All of our coal mines are leased and the remaining term of the leases range from 2 to 40 years. The majority of the coal production is consumed by the Company’s facilities in the production of silicon metal and silicon-based alloys. As of December 31, 2019, we estimate our proven and probable reserves to be approximately 13,000,000 tons with an average permitted life of approximately 35  years at present operating levels. Present operating levels are determined based on a three‑year annual average production rate. Reserve estimates were made by our geologists, engineers and third parties based primarily on drilling studies performed. These estimates are reviewed and reassessed from time to time. Reserve estimates are based on various assumptions, and any material changes in these assumptions could have a material impact on the accuracy of our reserve estimates.

We currently have two coal processing facilities in Kentucky, one of which is inactive. The active facility processes approximately 720,000 tons of coal annually, with a capacity of 2,500,000 tons. The average coal processing recovery rate is approximately 65%.

Quartzite

We have an open-pit quartz mining operation in Lowndesboro, Alabama. It has wash-plant facilities. We also have a concession to mine quartzite in Saint-Urbain, Québec (operated by a third party miner). These mines supply our North American operations with a substantial portion of their requirements for quartzite.

Mauritania mining rights

In 2013, the Company signed an option to purchase two exploration permits for Quartz over a 2,000 square kilometer area located in northern Mauritania, approximately 250 kilometers from Nouadhibou harbor. After a successful exploration program and the granting of the right to acquire mining rights pursuant to both exploration permits at the Vadel 1 and Vadel 2 Mines respectively, Ferroglobe exercised the purchase option on June 30, 2016. The mining at the Vadel 1 and Vadel 2 Mines are held by Ferroquartz Mauritania SARL, a subsidiary of Ferroglobe, and will expire in 2031. The total surface area covered by Vadel 1 Mine is 195 square kilometers and by Vadel 2 Mine is 240 square kilometers.  The construction of the mining facilities was completed during 2017 and the Company has started to test the production at Vadel 2. The Company shipped 12,417 tons from Vadel 2 during 2018. In 2019, Ferroquartz Mauritania SARL’s mining operations ceased due to a dispute with its mining contractor. It is likely these operations will be permanently discontinued in 2020  .

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

Customers and Markets

The following table details the breakdown of Ferroglobe’s revenues by geographic end market for the years ended December 31, 2019, 2018 and 2017.

	Year ended December 31,
($ thousands)	2019	2018	2017
United States of America	533,764	674,243	547,309
Europe
Spain	183,969	242,733	244,574
Germany	249,911	359,737	245,152
Italy	99,796	138,796	94,590
Rest of Europe	329,988	487,340	340,877
Total revenues in Europe	863,664	1,228,606	925,193
Rest of the World	217,794	339,153	259,774
Total	1,615,222	2,242,002	1,732,276

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

For the year ended December 31, 2019, Ferroglobe’s ten largest customers accounted for approximately 39.9% of Ferroglobe’s consolidated sales. The Company had no customer, that accounted for more than 10% of consolidated sales during the year ended December 31, 2019. During the year ended December 31, 2018,  the Company had no customer, that accounted for more than 10% of consolidated sales.

For the year ended December 31, 2019, approximately 53.5% of our metallurgical segment sales were to customers in Europe, approximately 33% were to customers in the United States and approximately 13.5% were to the rest of the world.

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

The remaining balance of our silicon metal, manganese-based ferroalloys and our silicon‑based ferroalloy production are sold under quarterly contracts or on a spot basis. By selling on a spot basis, we are able to take advantage of premiums for prompt delivery. We believe that our diversified contract portfolio allows us to lock in a significant amount of revenues while also allowing us to remain flexible and benefit from unexpected price and demand upticks. Given current spot price and current market dynamics, we are looking to enter into contracts for 2020 with shorter terms in order to benefit from expected price increases.

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

Ferroglobe’s Spanish hydro-electric operations delivered all electricity produced to the Spanish national grid for sale in the Spanish wholesale market (until August, 2019).

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

Competition

The most significant competitive factor in the silicon metal, manganese and silicon‑based alloys and specialty metals markets is price. Other factors include consistency of the chemical and physical specifications over time and reliability of supply.

The silicon metal, manganese- and silicon-based alloys and specialty metals markets are highly competitive, global markets, in which suppliers are able to reach customers across different geographies, and in which local presence is generally a minor advantage. In the silicon metal market, Ferroglobe’s primary competitors include Chinese producers, which have production capacity that exceeds total global demand. Aside from Chinese producers, Ferroglobe’s competitors include Elkem, a Norwegian manufacturer of silicon metal, ferrosilicon, foundry products, silica fumes, carbon products and energy, Dow Chemical, an American company specializing, inter alia, in silicone and silicon-based technology, Rusal, a Russian company that is a leading global aluminum and silicon metal producer, Rima, a Brazilian silicon metal and ferrosilicon producer, Liasa, a Brazilian producer of silicon, Wacker, a German chemical business which manufactures silicon, and Simcoa Operations, an Australian company specializing in the production of silicon as well as several other smaller companies.

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

Ferroglobe strives to be a highly efficient, low‑cost producer, offering competitive pricing and engaging in manufacturing processes that capture most of its production by-products for reuse or resale. Additionally, through the vertical integration of its quartz mines in Spain, the United States, Canada and South Africa and its metallurgical coal mines in the United States, Ferroglobe has ensured access to some of the high quality raw materials that are essential in silicon metal, manganese- and silicon-based alloys and specialty metals production processes and has been able to gain a competitive advantage over some of its competitors because it has reduced the contribution of these raw materials to its cost base.

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

Solar grade silicon

Ferroglobe has sought to produce solar grade silicon metal with a purity above 99.9999% through a new, potentially cost‑effective, electrometallurgical process. The traditional chemical process tends to be costly and involves high energy consumption and potentially environmentally hazardous processes. The new technology, entirely developed by Ferroglobe at an earlier stage at its research and development facilities aims to reduce the costs and energy consumption associated with the production of solar grade silicon.

In 2016, FerroAtlántica entered into a project with Aurinka Photovoltaic Group, S.L. (“Aurinka”) for a feasibility study and basic engineering for an upgraded metallurgical grade (“UMG”) solar silicon manufacturing plant. On December 20, 2016, Grupo FerroAtlántica, S.A.U., along with certain of its subsidiaries, entered into a joint venture agreement (the “Solar JV Agreement”) with Blue Power Corporation, S.L. (“Blue Power”) and Aurinka providing for the formation and operation of a joint venture with the purpose of producing UMG solar silicon. Under the Solar JV Agreement, FerroAtlántica indirectly owned 75% of the operating company formed as part of the joint venture (Ferrosolar Opco Group, S.L.) and 51% of the company formed as part of the joint venture to hold the intellectual property rights and know how contributed by Aurinka and Ferroglobe to the joint venture. See “Item 7.B.—Major Shareholders and Related Party Transactions—Related Party Transactions.” In furtherance of this project, FerroAtlántica obtained a loan, with a principal amount of approximately €45 million, from the Spanish Ministry of Industry and Energy for the purpose of building the UMG silicon plant. Due to the market environment for solar grade silicon (or polysilicon) worldwide, at the end of 2018 the Company  suspended the investment in the project while preserving the technology and know-how in order to be able to finalize the construction of the factory when market circumstances change. In July 2019, the Solar JV Agreement was terminated. See “Item 7.B – Related Party Transactions – Aurinka and the Solar JV, below.

High value powders – Li-ion batteries

Ferroglobe has launched the High Value Powder project, which aims at producing silicon-based, tailor made products for high end applications. Among the various targeted applications, is a particularly attractive market in anodes for Li-ion batteries. In this specific field, Ferroglobe has developed several partnerships and technical collaborations to develop successful research and development solutions to enhance the energy capacity of the anode in Li-ion batteries by adding elemental silicon.

Proprietary Rights and Licensing

The majority of Ferroglobe’s intellectual property consists of proprietary know‑how and trade secrets. Ferroglobe’s intellectual property strategy is focused on developing and protecting proprietary know‑how and trade secrets, which are maintained through employee and third-party confidentiality agreements and physical security measures. Although Ferroglobe owns some patented technology, we believe that the Company’s businesses and profitability do not rely fundamentally upon patented technology and that the publication implicit in the patenting process may in certain instances be detrimental to Ferroglobe’s ability to protect its proprietary information.

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

Energy and electricity generation

Ferroglobe operates hydro-electric plants in France, which are subject to energy, environmental, health and safety laws and regulations, including those governing the generation of electricity and the use of water and river basins. These laws and regulations require Ferroglobe to obtain permits from governmental authorities, which may be subject to modification or revocation by these authorities.

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

In the United States, the U.S. International Trade Commission reached a final affirmative determination in the sunset review of the antidumping duty order on silicon metal from China in May 2018. The Commission determined that revocation of the order would be likely to lead to continuation or recurrence of material injury to the domestic silicon metal industry. As a result, the U.S. Department of Commerce issued a notice in June 2018 continuing the order for another five years. A sunset review of the antidumping duty order on silicon metal from Russia has been initiated in June 2019. The U.S. International Trade Commission is currently conducting the final phase of its review of the order.

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

A sunset (expiry) review of the Canadian antidumping/countervailing duty order covering silicon metal imports from China was concluded August 22, 2019. As a result of that proceeding, the order was continued for a further five-year period with the result that antidumping and countervailing duties continue to apply to imports of silicon metal from China into Canada. The order will be reviewed again in 2024 to determine whether it should be continued for a further five-year period.

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

Energy

Ferroglobe’s hydro-electric power generation is dependent on the amount of rainfall in the regions in which its hydropower facilities are located, which varies considerably from season to season.

C.    Organizational structure.

For a list of subsidiaries and ownership structure see Note 2 in the Consolidated Financial Statements.

D.    Property, Plant and Equipment.

See “Item 4.B.—Information on the Company—Business Overview.”

ITEM 4A.     UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    Operating Results

Introduction

The following “management’s discussion and analysis” should be read in conjunction with the Consolidated Financial Statements of Ferroglobe as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, which are included in this annual report. This discussion includes forward-looking statements, which, although based on assumptions that Ferroglobe considers reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those expressed or implied by the forward‑looking statements. See “Cautionary Statements Regarding Forward-Looking Statements.” For a discussion of risks and uncertainties facing Ferroglobe, see “Item 3.D.—Key Information—Risk Factors.”

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

Silicon metal pricing slowly decreased throughout 2019 due to market supply and demand dynamics.

Historically manganese‑based alloy prices have shown a significant correlation with the price of manganese ore, but 2019 and 2018 were an anomalies where the manganese ore pricing was high while the manganese-based alloy pricing stayed low, which caused a margin squeeze for Ferroglobe. We anticipate these dynamics to go back to more historical type spreads in 2020.  Our customers’ businesses were declining for European steel mill production in 2019.

Our Ferrosilicon business pricing likewise continued to decline as we moved through 2019. This was mostly due to oversupply in Europe as this market was coming off of record price levels from the previous year. Again our European steel mill customers’ businesses  were declining as we moved through 2019.

Under Ferroglobe’s pricing policy, which is aimed at reducing dependence on spot market prices, prices applied to its term contracts have a diversity of formulas ranging from prices related to spot market prices to annual or quarterly fixed prices. Ferroglobe sells certain high quality products for which pricing is not directly correlated to spot market prices.

Cost of raw materials

The key raw materials sourced by Ferroglobe are quartz, manganese ore, coal, metallurgical coke, wood and charcoal. Manganese ore is the largest component of the cost base for manganese‑based alloys. In 2019, more than 60% of Ferroglobe’s total $159.8 million expense with respect to manganese ore fell under an annual commitment,  whilst the remaining was purchased on spot basis. Coal meeting certain standards for ash content and other physical properties is used as a major carbon reductant in silicon‑based alloy production. In 2019, coal represented a $114.2 million expense for Ferroglobe. Metallurgical coke, which is used for manganese alloy production, represented a total purchase volume of

$38.6 million in 2019. Wood is both an important element for the production of silicon alloys and used to produce charcoal, which is used as a carbon reductant at Ferroglobe’s South African subsidiary Silicon Smelters. Ferroglobe’s wood expense amounted to $46.1 million in 2019. The FerroAtlántica subsidiaries of Ferroglobe source approximately 59% of their quartz needs from FerroAtlántica’s mines in Spain and South Africa, and Globe subsidiaries source approximately 84% of their quartz needs from Globe’s mines in the United States and Canada. Total quartz consumption in 2019 represented an expense of $91.7 million.

Power

Power constitutes one of the single largest expenses for most of Ferroglobe’s products other than manganese‑based alloys. Ferroglobe focuses on minimizing energy prices and unit consumption throughout its operations by concentrating its silicon and manganese‑based alloy production during periods when energy prices are lower. In 2019, Ferroglobe’s total power consumption was 7,392 gigawatt hours with power contracts  that vary across its operations.

In Spain and France, FerroAtlántica receives a rebate on a portion of its energy costs in exchange for an agreement to interrupt production, and thus power usage, upon request. FerroAtlántica has power contracts to partly hedge risks related to energy price volatility in Spain.

In France, FerroPem SAS. has traditionally had access to relatively low power prices, as it benefited from Electricité de France’s green tariff (“Tarif Vert”), and a discount thereon. The green tariffs expired at the end of 2015 and Ferroglobe has negotiated supply contracts based on market prices with two suppliers for years 2016 to 2019 and is currently negotiating long-term supply contracts with suppliers in the market place. A new contract covers 2020 to 2022. Regulation enacted in 2015 enables FerroPem SAS to benefit from reduced tariffs resulting from its agreeing to interrupt production and respond to surges in demand, as well as receiving compensation for indirect CO2 costs under the EU Emission Trading System (ETS) regulation. These arrangements allow FerroPem SAS. to operate competitively on a 12‑month basis, but also concentrate production during periods when energy prices are lower if needed.

In the United States, we attempt to enter into long-term electric supply contracts that value our ability to interrupt load to achieve reasonable rates.  Our power supply contracts have, in the past, resulted in stable price structures.  In West Virginia, we have a contract with Brookfield Renewable Power to provide, on average, 45% of our power needs, from a dedicated hydro-electric facility, through December 2021 at a fixed rate. Our power needs for the non-hydroelectric component of West Virginia, Ohio, and Alabama are primarily sourced through special contracts that provide competitive rates whereas a portion of the power is also priced at market rates. At our Niagara Falls, New York plant, we have been granted a public sector package including 18.4 megawatts and hydro power through to 2028 with the balance being procured from the market.

In South Africa, we have an “evergreen” supply agreement with Eskom, the parastatal electricity supplier, for our Polokwane, eMalahleni, Newcastle (Siltech) and Thaba Chueu mining plants. Eskom’s energy prices are regulated by the National Energy Regulator (NERSA) and price increases are publicly announced in advance. A specific agreement has been approved by NERSA in 2018 for silicon production in Polokwane for three furnaces and in eMalahleni for one furnace. In order to promote silicon production in South Africa, Polokwane and eMalahleni have been offered a two year discount over the public tariffs on the electricity consumed to produce silicon. Silicon Metal pricing during 2019 deteriorated to such an extend that the special agreement was terminated during 2019 under Hardship clauses and the Polokwane smelter was stopped completely to wait for an improvement of sales prices and market demand. In eMalaleni, the special pricing agreement was never activated as the plant focused on FeSi production that was and still is much more economical and profitable to produce. The eMalahleni plant also participates in an interuptibility program where curtailments for power to Eskom is compensated on an hourly basis. This effectively has a positive contribution to the overall price paid for electricity. In addition, emphasis is placed to produce maximum products during summer months when power is cheaper and to reduce production over winter periods (June, July and August), to a minimum. Production in evening Peak Hours is also limited if there is no curtailment programmed.

In 2020, the South Africa Government announced that it will allow Private Power Producers to make use of the Eskom network to assist in providing the shortage of power. This will also lead to the establishment of Private Power suppliers in future that could give better prices than Eskom and negotiations are current under way between Industry, Mining, Eskom and Government to establish a now Industry Flatrate Power Pricing that is expected to be implemented in 2022/23 with a power increase forecast that is fixed for a period of 5-years minimum.

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

During the year ended December 31, 2019, in connection with our annual goodwill impairment test, an impairment charge of $174,008 thousand was recognized related to the complete impairment of goodwill in Canada and partial impairment of goodwill in the United States, resulting from a decline in future estimated projections and increase of the discount rate which caused the Company to revise its expected future cash flows from its Canadian and United States business operations.

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

During 2019 the Company did not recognize any impairment in relation to our solar-grade silicon metal project based in Puertollano, Spain  (at December 31, 2018,  an impairment of $40,537 thousand was recognized in losses related to property, plant and equipment).  At the end of  2018 the Company decided to temporarily suspend investment in the project due to deterioration in the market environment for solar grade silicon (or polysilicon) worldwide. The Company is preserving the technology and know-how in order to be able to finalize the construction of the factory as soon as market circumstances change. The Company continues to recognize these project assets at  $45,599 thousand based on the fair value less costs of disposal.  Fair value less costs of disposal related to land and buildings was determined based on recent sales of comparable industrial properties located near the project. Fair value less costs of disposal related to machinery and equipment was determined by assessing the recoverability of the assets to a market participant. Additionally, during 2018 the Company recognized an intangible asset impairment of $13,947 thousand of development expenditures related to the solar project.

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

Results of Operations — Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

	Year ended December 31,
($ thousands)	2019	2018
Sales	1,615,222	2,242,002
Cost of sales	(1,214,397)	(1,446,677)
Other operating income	54,213	45,844
Staff costs	(285,029)	(338,862)
Other operating expense	(225,705)	(277,560)
Depreciation and amortization charges, operating allowances and write-downs	(120,194)	(113,837)
Impairment losses	(175,899)	(58,919)
Net (loss) gain due to changes in the value of assets	(1,574)	(7,623)
(Loss) gain on disposal of non-current assets	(2,223)	14,564
Bargain purchase gain	—	40,142
Operating (loss) profit	(355,586)	99,074
Finance income	1,380	4,858
Finance costs	(63,225)	(57,066)
Financial derivative gain	2,729	2,838
Exchange differences	2,884	(14,136)
(Loss) profit before tax	(411,818)	35,568
Income tax (expense) benefit	41,541	(20,459)
(Loss) profit for the year from continuing operations	(370,277)	15,109
Profit (loss) for the year from discontinued operations	84,637	9,464
(Loss) profit for the year	(285,640)	24,573
Loss attributable to non-controlling interests	5,039	19,088
(Loss) profit attributable to the Parent	(280,601)	43,661

Sales

Sales decreased $626,780 thousand, or 28.0%, from $2,242,002 thousand for the year ended December 31, 2018 to $1,615,222 thousand for the year ended December 31, 2019, due to the market trend that has led to a drop in both volume and average price.

Sales volume decreased across all major products (excluding by-products). Silicon metal sales volume decreased 32.0%, silicon-based alloys sales volume decreased 13.9%, while manganese-based alloys sales volume decreased 7.5%, primarily due to due to the downward trend of the market.

Average selling prices of silicon metal, silicon-based alloys and manganese-based alloys decreased year over year. The average selling price for silicon metal decreased by 14.9% to $2,252/MT in 2019, as compared to $2,647/MT in 2018; the average selling price for silicon-based alloys decreased by 2.1% to $1,983/MT in 2019, as compared to $2,026/MT in 2018 and the average selling price for manganese-based alloys decreased by 8.4% to $1,140/MT in 2019, as compared to $1,244/MT in 2018. The decrease in average selling prices reflects a downward pricing trend in the markets for silicon metal, silicon-based alloys, and manganese-based alloys.

Cost of sales

Cost of sales decreased $232,280 thousand, or 16.1%, from $1,446,677 thousand for the year ended December 31, 2018 to $1,214,397 thousand for the year ended December 31, 2019, primarily due to a decrease in sales volumes, particularly Silicon metal, which decreased by 112,886 MT.

Costs of sales for plants in North America, which produce silicon-metal and silicon-based alloys, were from 56% in 2018 to 66.5% in 2019, as a percentage of sales. Continued increases in energy costs and an increase in the purchase price of manganese ore impacted costs for manganese-based alloys in Europe.

Other operating income

Other operating income increased $8,369 thousand, or 18.3%, from $45,844 thousand for the year ended December 31, 2018 to $54,213 thousand for the year ended December 31, 2019, primarily due to an increase in the use of CO2 in the production process, supported by government grants.

Staff costs

Staff costs decreased $53,834 thousand, or 15.9%, from $338,862 thousand for the year ended December 31, 2018 to $285,029 thousand for the year ended December 31, 2019,  primarily due to the closure costs associated with the Niagara and Selma facilities at the end of  2018 and the whole of 2019. Additionally staff costs decreased as a result of the furnace shut down, mainly in the last quarter of 2019.

Other operating expense

Other operating expense decreased $51,855 thousand, or 18.7%, from $277,560 thousand for the year ended December 31, 2018 to $225,705 thousand for the year ended December 31, 2019,  primarily due to a  decrease in variable costs associated with sales. As a result, there is a decrease in royalties and taxes on coal, maintenance related to the revision of the furnace due to closed furrnaces and lower production, shipping, freight, and storage costs associated with the decrease in sales volume. Additionally, other operating expenses decreased due to the closure of the Selma and Niagara plants for the whole of 2019,  as well as the planned closure of furnaces during the second half of 2019.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs increased $6,357 thousand or 5.6%, from $113,837 thousand for the year ended December 31, 2018 to $120,194 thousand for the year ended December 31, 2019, primarily due to additions by $39,420 thousand, mainly driven by the addition of $34,039 thousands in Advances and Property, Plant and Equipment in Construction distributed among the different entities of the group.

Impairment losses

Impairment losses increased $116,980 thousand, or 198.5%, from a loss of $58,919 thousand for the year ended December 31, 2018 to a loss of $175,899 thousand for the year ended December 31, 2019. During the year ended December 31, 2019, the Company has determined that the value of goodwill with respect to the Company’s US and Canadian operations has been impaired. Accordingly, we have recorded total impairment charges of $174.008 thousand, with $143.200 thousand allocated to Ferroglobe’s US operations and $30.808 thousand allocated to the Canadian operations, additionally, other impairment losses for $5 thousand has been recorded in North Amercia segment.

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

Net (loss) gain due to changes in the value of assets

Net (loss) gain due to the changes in the value of assets in 2019 and 2018 primarily relate to the remeasured fair value of the Company’s timber farms in South Africa and valuation of shares in Pampa Energy in Argentina as of December 31, 2019 and 2018.

(Loss) gain on disposal of non-current assets

The loss on disposal of non-current assets for the year ended December 31, 2019 relates primarily to the sale of Ultra Core Polska, Z.o.o., a subsidiary of the Company, for a net loss of $821 thousand. The gain on disposal of non-current assets for the year ended December 31, 2018 relates primarily to a gain on disposal of hydro-electric plant assets of $11,747 thousand.

Bargain purchase gain

During the year ended December 31, 2018, the Company acquired 100% of the outstanding ordinary shares of Kintuck (France) SAS and Kintuck AS from a wholly-owned subsidiary of Glencore International AG ("Glencore") and obtained control of both entities. The new subsidiaries were renamed Ferroglobe Mangan Norge AS and Ferroglobe Manganèse France SAS. The acquisition resulted in a bargain purchase gain of $40,142 thousand as a result of the acquisition date fair value of the net assets acquired in excess of the purchase consideration. Subsequent changes in the value of contingent consideration relating to this acquisition are presented in cost of sales.

Finance income

Finance income decreased $3,478 thousand, or 71.6%, from $4,858 thousand for the year ended December 31, 2018 to $1,380 thousand for the year ended December 31, 2019. This is primarily due to the a lower volume of accounts receivables assets sold to securitization program in 2019 compared 2018 and, due to the consolidation of Ferrous Receivables DAC, the accounts receivable securitization vehicle, since the end of the third quarter 2019, where the finance income has subsequently been eliminated in the consolidation process.

Finance costs

Finance costs increased $6,159 thousand, or 10.8%, from $57,066 thousand for the year ended December 31, 2018 to $63,225 thousand for the year ended December 31, 2019.  The increase is mainly due to an increase in interests on leases due to the application of IFRS16, due to an increase in interests in credit facilities mainly driven for the issuance cost allocated as finance expenses for the repayment of “Revolving Credit Facility” and other finance cost incurred for the process of refinancing, partially offset by a decrease in securitization expenses as result of less volume of accounts  receivables assets sold in 2019 compared to 2018.

Financial derivative gain (loss)

Financial derivative gains of $2,729 thousand in 2019 and financial derivative gain of $2,838 thousand in 2018. The gains are related to the portion of the notional amount of the cross currency swap, in relation to the senior Notes, that is not designated as a cash flow hedge.

Exchange differences

Exchange differences decreased $17,020 thousand, from income of $14,136 thousand for the year ended December 31, 2018 to a loss of $2,884 thousand for the year ended December 31, 2019,  primarily due to the fluctuation of foreign exchange rates, mainly the exchange rate between the Euro and the U.S. Dollar.

Income tax (expense) benefit

Income tax expense decreased $62,000 thousand, or 303%, from an income tax expense of $20,459 thousand for the year ended December 31, 2018 to an income tax benefit of $41,541 thousand for the year ended December 31, 2019 mainly due to the losses reported for most of the entities of the group in 2019.

Profit (loss) for the year from discontinued operations

The Company´s Spanish hydro-electric assets were disposed of through the sale of FAU in August 2019. Accordingly, the results of Spanish energy business are presented as discontinuing operations for the year ended December 31, 2019 and the consolidated income statement for the prior years ended 2018 and 2017 have been restated to reclassify the results of the Spanish hydro-electric assets within profit (loss) for the year from discontinued operations.

Profit increased $75,174 thousand, or 794.4%, from an income of $9,463 thousand for the year ended December 31, 2018 to an income of $84,637 thousand for the year ended December 31, 2019, mainly due the profit registered on the sale of Spanish hydro-electric plants of $85,103 thousand.

Segment operations

Operating segments are based upon the Company’s management reporting structure. As such, we report our results in accordance with the following segments:

•	Electrometallurgy – North America;
•	Electrometallurgy – Europe;
•	Electrometallurgy – South Africa; and
•	Other Segments.

Electrometallurgy – North America

	Year ended December 31,
($ thousands)	2019	2018
Sales	551,500	710,716
Cost of sales	(366,711)	(394,044)
Other operating income	10,418	4,943
Staff costs	(87,954)	(115,555)
Other operating expense	(60,105)	(77,670)
Depreciation and amortization charges, operating allowances and write-downs	(72,251)	(69,009)
Impairment losses	(174,013)	—
Loss on disposal of non-current assets	(1,601)	(208)
Operating (loss) profit	(200,717)	59,173

Sales

Sales decreased $159,216 thousand, or 22.4%, from $710,716 thousand for the year ended December 31, 2018 to $551,500 thousand for the year ended December 31, 2019, primarily due to a 9.3% decrease in the average selling price of silicon metal due to worsening market conditions in the current year than in the prior year and a 35.4% decrease in sales volumes of silicon metal due to closure of the Company’s Selma facility and to the market volume reduction that has affected to other plants. There was a 5.5% decrease in the average selling price of silicon-based alloys (calcium silicon, magnesium ferrosilicon, and different grades of ferrosilicon) mainly due to decreased sales of ferrosilicon (FeSi 75%) in 2019 and a 14.2% decrease in sales volumes of silicon-based alloys. The North American segment additionally added sales of manganese-based alloys, that were produced by our European plants, to its sales mix contributing additional revenue of $89,202 thousands in 2019 ($30,574 thousand in 2018).

Cost of sales

Cost of sales decreased $27,333 thousand, or 6.9%, from $394,044 thousand for the year ended December 31, 2018 to $366,711 thousand for the year ended December 31, 2019. The decrease is primarily due to a decrease in metric tons of silicon metal sold partially due to the closure of the Selma facility and a decrease in metric tons of silicon-based alloys sold due to a decrease in customer specific requirements.

Staff costs

Staff costs decreased $27,601 thousand, or 23.9%, from $115,555 thousand for the year ended December 31, 2018 to $87,954 thousand for the year ended December 31, 2019,  primarily due to a decrease in U.S. head count needed following the closure of the the Niagara and Selma facilities at the end of 2018.  It has also been affected by the temporary shut-down of some plants in the second half of 2019.

Other operating expense

Other operating expense decreased $17,565 thousand, or 22.6%, from $77,670 thousand for the year ended December 31, 2018 to $60,105 thousand for the year ended December 31, 2019, primarily due to shipping, freight, and storage costs associated with the decrease in sales volume.

Depreciation and amortization charges, operating allowances and write‑downs

Depreciation and amortization charges, operating allowances and write‑downs increased $3,242 thousand, or 4.7%, from $69,009 thousand for the year ended December 31, 2018 to $72,251 thousand for the year ended December 31, 2019, primarily due to $9,926 thousand of capital expenditures during 2019.

Impairment losses

During the year ended December 31, 2019, the Company recognized an impairment charge of $174,013 thousand related to the complete impairment of goodwill in Canada ($30,618 thousnad) and partial impairment of goodwill in the United States ($143,395 thousand), resulting from a decline in future estimated sales prices and a decrease in our estimated long-term growth rate which caused the Company to revise its expected future cash flows from its Canadian and United States business operations. The impairment charge is recorded within the Electrometallurgy – North America reportable segment.

Loss on disposal of non-current assets

The loss of $1,601 thousand for the year ended December 31, 2019 relates primarily to the disposal of certain property plant, and equipment in the U.S.

Electrometallurgy – Europe

	Year ended December 31,
($ thousands)	2019	2018
Sales	1,049,576	1,447,973
Cost of sales	(868,654)	(1,059,474)
Other operating income	47,672	39,817
Staff costs	(145,712)	(177,047)
Other operating expense	(142,929)	(146,143)
Depreciation and amortization charges, operating allowances and write-downs	(39,844)	(34,974)
Impairment losses	(465)	—
Net (loss) gain due to changes in the value of assets	—	(7)
Gain (loss) on disposal of non-current assets	180	(8,369)
Bargain purchase gain	—	40,142
Operating (loss) profit	(100,176)	101,918

Sales

Sales decreased $398,397 thousand or 27.5%, from $1,447,973 thousand for the year ended December 31, 2018 to $1,049,576 thousand for the year ended December 31, 2019,  primarily due decreases in both volume and average price. Foreign exchange differences unfavorably impacted sales by $57,641 thousand.

Cost of sales

Cost of sales decreased $190,820 thousand, or 18.0%, from $1,059,474 thousand for the year ended December 31, 2018 to $868,654 thousand for the year ended December 31, 2019. Cost of sales decreased due to lower sales volumes. Foreign exchange differences had an additional favorable impact of $ 47,965 thousand.

Other operating income

Other operating income increased $7,855 thousand, or 19.7%, from $39,817 thousand for the year ended December 31, 2018 to $47,672 thousand for the year ended December 31, 2019,  primarily due to an increase in the use of CO2 granted by MINER (government) in the production process.

Staff costs

Staff costs decreased $31,335 thousand or 17.7%, from $177,047 thousand for the year ended December 31, 2018 to $145,712 thousand for the year ended December 31, 2019. It is mainly driven by a decrease due to lower overtime costs following the temporary idling of furnaces in a number of facilities. There was a favorable foreign exchange impact, which decreased Euro-denominated costs by $8,002 thousand.

Other operating expense

Other operating expense decreased $3,214 thousand, or 2.2%, from $146,143 thousand for the year ended December 31, 2018 to $142,929 thousand for the year ended December 31, 2019,  primarily due to shipping, freight, and storage costs associated with the decrease in sales volume.

Depreciation and amortization charges, operating allowances and write‑downs

Depreciation and amortization charges, operating allowances and write‑downs increased $4,870 thousand, or 13.9%, from $34,974 thousand for the year ended December 31, 2018 to $39,844 thousand for the year ended December 31, 2019.  The increase is due to IFRS 16 implementation in 2019.

Gain (loss) on disposal of non-current assets

The amount reflected during the year ended December 31, 2019 is mainly due to sales in the subsidiary FerroPem. During the year ended December 31, 2018, the loss on disposal of non-current assets in the Europe segment reflects the loss on the parent’s investment in intercompany subsidiaries of Other segments. The loss in the Europe segment partially offsets the gain on disposal of non-current assets in Other segments such that the net gain between the two segments primarily represents the net gain on disposal of  Spanish hydro-electric assets of $11,747 thousand included within Other segments.

Bargain purchase gain

During the year ended December 31, 2018, the Company acquired 100% of the outstanding ordinary shares of Kintuck (France) SAS and Kintuck AS from a wholly-owned subsidiary of Glencore International AG ("Glencore") and obtained control of both entities. The new subsidiaries were renamed as Ferroglobe Mangan Norge and Ferroglobe Manganèse France. The acquisition resulted in a bargain purchase gain of $40,142 thousand as a result of the acquisition date fair value of the net assets acquired in excess of the purchase consideration. Subsequent changes in the value of contingent consideration relating to this acquisition are presented in cost of sales.

Electrometallurgy – South Africa

	Year ended December 31,
($ thousands)	2019	2018
Sales	136,292	208,543
Cost of sales	(108,823)	(137,177)
Other operating income	1,323	3,420
Staff costs	(20,333)	(23,735)
Other operating expense	(19,457)	(26,353)
Depreciation and amortization charges, operating allowances and write-downs	(6,459)	(5,526)
Net (loss) gain due to changes in the value of assets	(530)	(7,616)
Loss on disposal of non-current assets	—	(261)
Operating (loss) profit	(17,987)	11,295

Sales

Sales decreased $72,251 thousand, or 34.6%, from $208,543 thousand for the year ended December 31, 2018 to $136,292 thousand for the year ended December 31, 2019, primarily due to decrease in sales volumes, as a result of the temporary shut-down of the Polokwane plant in 2019. Average selling prices also decreased. There was an unfavorable foreign exchange difference impact, which decreased sales by $12,613 thousand.

Cost of sales

Cost of sales decreased $28,354 thousand, or 20.7%, from $137,177 thousand for the year ended December 31, 2018 to $108,823 thousand for the year ended December 31, 2019, primarily due to a sales decrease.  A favorable foreign exchange impact decreased cost of sales by $10,071 thousand. Costs of sales for plants in South Africa increased from 66% in 2018 to 79% in 2019, as a percentage of sales, due to continued increases in energy costs.

Other operating income

Other operating income decreased $2,097 thousand, or 61.3%, from $3,420 thousand for the year ended December 31, 2018 to $1,323 thousand for the year ended December 31, 2019, primarily due to an decrease in sales of scrap.

Staff costs

Staff costs decreased $3,402 thousand, or 14.3%, from $23,735 thousand for the year ended December 31, 2018 to $20,333 thousand for the year ended December 31, 2019, due to the staffing adjustments and employee separation costs in connection with the temporary shut-down of Polokwane plant during 2019.  Foreign exchange differences have decreased staff costs by $1,882 thousand.

Other operating expense

Other operating expense decreased $6,896 thousand, or 26.2%, from $26,353 thousand for the year ended December 31, 2018 to $19,457 thousand for the year ended December 31, 2019, primarily due to lower variable, selling, and administrative costs during 2019 as the Polokwane plant was temporary idled in 2019.  Foreign exchange rate movements further decreased other operating expense by $1,801 thousand.

Depreciation and amortization charges, operating allowances and write‑downs

Depreciation and amortization charges, operating allowances and write‑downs increased $933 thousand, or 16.9%, from $5,526 thousand for the year ended December 31, 2018 to $6,459 thousand for the year ended December 31, 2019, mainly driven by the transfers in Property, Plant and Equipment.

Net (loss) gain due to changes in the value of assets

Net (loss) gain due to the changes in the value of assets in 2019 and 2018 primarily relate to the remeasured fair value of the Company’s timber farms in South Africa as of December 31, 2019 and 2018.

Other segments

	Year ended December 31,
($ thousands)	2019	2018
Sales	43,147	62,075
Cost of sales	(35,923)	(43,194)
Other operating income	19,413	16,666
Staff costs	(31,030)	(22,525)
Other operating expense	(27,406)	(46,489)
Depreciation and amortization charges, operating allowances and write-downs	(1,640)	(4,328)
Impairment losses	(1,421)	(58,919)
Net (loss) gain due to changes in the value of assets	(1,044)	—
Loss (gain) on disposal of non-current assets	(802)	23,402
Operating (loss) profit	(36,706)	(73,312)

Sales

Sales decreased $18,928 thousand, or 30.5%, from $62,075 thousand for the year ended December 31, 2018 to $43,147 for the year ended December 31, 2019, primarily due to a $12,254 thousand decrease of sales of energy related to the sale of subsidiary Hidro Nitro Española, S.A. (hydro-electric plants in Aragon, Spain). These hydro facilities were sold as of December 31, 2018. Sales of silicon-based alloys at the Company’s Argentinian facility, Globe Metales S.A., decreased $4,237 thousand and sales of silia fume and ferrosilicon in Ferroatlántica de México, S.A. de C.V.decreased by $1,454 thousand.

Cost of sales

Cost of sales decreased $7,271 thousand, or 16.8%, from $43,194 thousand for the year ended December 31, 2018 to $35,923 thousand for the year ended December 31, 2019, primarily due to an decrease in sales volumes of silicon-based alloys at the Company’s Argentinian facility, Globe Metales S.A.

Other operating income

Other operating income increased $2,747 thousand, or 16.5%, from $16,666 thousand for the year ended December 31, 2018 to $19,413 thousand for the year ended December 31, 2019, primarily due to a chargeback of services by Ferroglobe  to its subsidiaries.

Staff costs

Staff costs increased $8,504 thousand, or 37.8%, from $22,525 thousand for the year ended December 31, 2018 to $31,030 thousand for the year ended December 31, 2019,  primarily due to redundancy payments linked for the closure of the London headquarters in 2019 and the departure costs of the CFO and CEO in the third and last quarter of 2019 respectively. In addition, there was an adjustment of $3,175 thousand to the employee pension plan provision in Venezuela.

Other operating expense

Other operating expense decreased $19,083 thousand, or 41.0%, from $46,489 thousand for the year ended December 31, 2018 to $27,406 for the year ended December 31, 2019, primarily due to the the sale of Ferroalantica, S.A.U., and the internal efforts to reduce costs in the normal course of business during the second half of the year. Ganzi has ceased operating and was wound up at the end of December 31, 2018 and Hidro Nitro Española, S.A. was sold at the end of December 31, 2018.

Depreciation and amortization charges, operating allowances and write‑downs

Depreciation and amortization charges, operating allowances and write‑downs decreased $2,688 thousand, or 62.1%, from $4,328 thousand for the year ended December 31, 2018 to $1,640 thousand for the year ended December 31, 2019,  primarily due to the sale of subsidiary Hidro Nitro Española, S.A. (hydro-electric plants in Aragon, Spain).

Impairment losses

Impairment losses for the year ended December 31, 2019 of $1,421 thousand relates to a leasehold provision associated with the closure of the London office. Impairment losses registered in 2018 were mainly related to Solar assets.

(Loss) gain on disposal of non-current assets

During the year ended December 31, 2019, the loss on disposal of non-current assets for the year ended December 31, 2019 relates primarily to the sale of Ultra Core Polska, Z.o.o., a subsidiary of the Company, for a net loss of $821 thousand. In 2018, the loss in the Europe segment partially offsets the gain on disposal of non-current assets in Other segments such that the net gain between the two segments primarily represents the net gain on disposal of hydro-electric plant assets of $11,747 thousand included within Other segments.

Results of Operations — Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

	Year ended December 31,
($ thousands)	2018	2017
Sales	2,242,002	1,732,276
Cost of sales	(1,446,677)	(1,043,275)
Other operating income	45,844	18,100
Staff costs	(338,862)	(300,035)
Other operating expense	(277,560)	(234,399)
Depreciation and amortization charges, operating allowances and write-downs	(113,837)	(100,402)
Impairment losses	(58,919)	(31,641)
Net (loss) gain due to changes in the value of assets	(7,623)	7,504
Gain (loss) on disposal of non-current assets	14,564	(4,316)
Bargain purchase gain	40,142	—
Other losses	—	(2,613)
Operating profit (loss)	99,074	41,199
Finance income	4,858	2,409
Finance costs	(57,066)	(59,969)
Financial derivative gain (loss)	2,838	(6,850)
Exchange differences	(14,136)	8,214
Profit (loss) before tax	35,568	(14,997)
Income tax (expense) benefit	(20,459)	14,225
Profit (loss) for the year from continuing operations	15,109	(772)
Profit (loss) for the year from discontinued operations	9,464	(5,050)
Profit (loss) for the year	24,573	(5,822)
Loss attributable to non-controlling interests	19,088	5,144
Profit (loss) attributable to the Parent	43,661	(678)

Sales

Sales increased $509,726 thousand, or 29.4%, from $1,732,276 thousand for the year ended December 31, 2017 to $2,242,002 thousand for the year ended December 31, 2018, primarily due to the acquisition of manganese-based alloy plants in France and Norway, which accounted for $230,297 thousand in 2018.

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

Cost of sales

Cost of sales increased $403,402 thousand, or 38.7%, from $1,043,275 thousand for the year ended December 31, 2017 to $1,446,677  thousand for the year ended December 31, 2018, primarily due to an increase in sales volumes, particularly manganese-based alloys which increased by 150,239 MT due to the acquisition of two manganese-based alloys plants in France and Norway on February 1, 2018.

Costs of sales for plants in North America, which produce silicon-metal and silicon-based alloys, were comparable in 2018 to 2017, accounting for 56% as a percentage of sales. Continued increases in energy costs and an increase in the purchase price of manganese ore impacted costs for manganese-based alloys in Europe.

Other operating income

Other operating income increased $27,744 thousand, or 153.3%, from $18,100 thousand for the year ended December 31, 2017 to $45,844 thousand for the year ended December 31, 2018, primarily due to receiving business interruption insurance proceeds of $5,098 thousand, government grant income of $6,873 thousand, sales of greenhouse gas emission credits of $4,685 thousand, as well as operating income related to the use of CO2 in the production process.

Staff costs

Staff costs increased $38,827 thousand, or 12.9%, from $300,035 thousand for the year ended December 31, 2017 to $338,862 thousand for the year ended December 31, 2018, primarily due to the restart of the Selma, Alabama facility in September 2017 and closure costs associated with the Niagara and Selma facilities at the end of 2018. Additionally staff costs increased due to the acquisition of two manganese-based alloys plants in France and Norway on February 1, 2018, which contributed $15,300 thousand to staff costs in 2018. Further, there was an increase in compensation that is dependent on production levels.

Other operating expense

Other operating expense increased $43,161 thousand, or 18.4%, from $234,399 thousand for the year ended December 31, 2017 to $277,560 thousand for the year ended December 31, 2018, primarily due to shipping, freight, and storage costs associated with the increase in sales volume, as well as the acquisition of two manganese-based alloys plants in France and Norway on February 1, 2018, which contributed $14,329 thousand to other operating expenses in 2018.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs increased $13,435 thousand or 13.4%, from $100,402 thousand for the year ended December 31, 2017 to $113,837 thousand for the year ended December 31, 2018, primarily due to new assets placed in service related to hydro-electric plants as well as the acquisition of two manganese-based alloys plants in France and Norway on February 1, 2018, which contributed to $7,916 thousand to depreciation.

Impairment losses

Impairment losses increased $27,278 thousand, or 86.2%, from a loss of $31,641 thousand for the year ended December 31, 2017 to a loss of $58,919 thousand for the year ended December 31, 2018. During the year ended December 31, 2018, the Company recognized an impairment of $40,537 thousand of property, plant and equipment and an impairment of $13,947 thousand of intangible assets related to the Company’s solar grade silicon metal production facility located in Puertollano, Spain due to deterioration in the market environment for solar grade silicon (or polysilicon) worldwide. Additionally during the year ended December 31, 2018, the Company recognized an impairment of $2,309 thousand of property, plant and equipment and an impairment of $2,126 thousand of intangible assets at the Company’s Mangshi facility located in China.

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

Gain (loss) on disposal of non-current assets

The gain on disposal of non-current assets for the year ended December 31, 2018 relates primarily to a gain on disposal of of subsidiary Hidro Nitro Española, S.A. (hydro-electric plants in Aragon, Spain) assets of $11,747 thousand. The net loss of $4,316 thousand for the year ended December 31, 2017 relates primarily to the disposals of certain property plant, and equipment in the U.S. that had a stepped-up fair value at the date of the Business Combination, but were subsequently disposed of during scheduled furnace overhauls in 2017.

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

Other losses

Other losses during the year ended December 31, 2017 is primarily related to an adjustment of $2,608 thousand to the carrying amount of property, plant and equipment at hydro-electric plants in Spain that were previously classified as held for sale. An expense was recorded equivalent to the depreciation that would have been charged if the business had not been classified as held for sale.

Finance income

Finance income increased $2,449 thousand, or 101.7%, from $2,409 thousand for the year ended December 31, 2017 to $4,858 thousand for the year ended December 31, 2018, primarily due to the accounts receivable securitization program being in operation for a full year in 2018 compared to five months in 2017. The securitization program resulted in interest income on subordinated loan notes of $3,403 thousand in 2018 compared to $1,935 thousand in 2017.

Finance costs

Finance costs decreased $2,903 thousand, or 4.8%, from $59,969 thousand for the year ended December 31, 2017 to $57,066 thousand for the year ended December 31, 2018. The impact of a full year of interest expense on the senior unsecured Notes and full year of finance costs from the accounts receivable securitization program were offset by a decrease in interest on loans and credit facilities and lower debt factoring costs.

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

Income tax (expense) benefit

Income tax expense increased $34,684 thousand, or 243.8%, from an income tax benefit of $14,225 thousand for the year ended December 31, 2017 to an income tax expense of $20,459 thousand for the year ended December 31, 2018. The tax benefit for the year ended December 31, 2017 is related to the impact of U.S. tax reform which resulted in an income tax benefit of $31,200 thousand representing the remeasurement of the Company’s U.S. net deferred tax liability as a consequence of the reduction of the U.S. federal corporate statutory tax rate from 35% to 21% with effect from January 1, 2018, which was offset by income tax expense on taxable income.

Profit (loss) for the year from discontinued operations

Our Spanish hydro-electric operations were determined to be discontinued and classified as held for sale in June 2019. In August 2019, the Company sold them via the sale of FAU. Accordingly, the results of Spanish energy business are presented as discontinuing operations for the year ended December 31, 2019 and the consolidated income statement for the prior years ended 2018 and 2017 have been restated to reclassify the results of the Company’s Spanish hydroelectric assets within profit (loss) for the year from discontinued operations.

Profit increased $14,513 thousand, or 287.4%, from a loss of $5,050 thousand for the year ended December 31, 2017 to an income of  $9,463 thousand for the year ended December 31, 2018.

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

Electrometallurgy – Europe

	Year ended December 31,
($ thousands)	2018	2017
Sales	1,447,973	1,083,200
Cost of sales	(1,059,474)	(690,589)
Other operating income	39,817	12,681
Staff costs	(177,047)	(147,595)
Other operating expense	(146,143)	(107,130)
Depreciation and amortization charges, operating allowances and write-downs	(34,974)	(27,404)
Net (loss) gain due to changes in the value of assets	(7)	—
(Loss) gain on disposal of non-current assets	(8,369)	301
Bargain purchase gain	40,142	—
Other losses	—	(13,604)
Operating profit (loss)	101,918	109,860

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

(Loss) gain on disposal of non-current assets

During the year ended December 31, 2018, the loss on disposal of non-current assets in the Europe segment reflects the loss on the parent’s investment in intercompany subsidiaries of Other segments. The loss in the Europe segment partially offsets the gain on disposal of non-current assets in Other segments such that the net gain between the two segments primarily represents the net gain on disposal of hydro-electric plant assets of $11,747 thousand included within Other segments. Refer to Gain (loss) on disposal of non-current assets in the Results of Operations section above for an explanation of the Company’s Gain (loss) on disposal of non-current assets on a consolidated basis.

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

Other segments

	Year ended December 31,
($ thousands)	2018	2017
Sales	62,075	50,782
Cost of sales	(43,194)	(33,496)
Other operating income	16,666	15,520
Staff costs	(22,525)	(37,923)
Other operating expense	(46,489)	(50,428)
Depreciation and amortization charges, operating allowances and write-downs	(4,328)	(430)
Impairment losses	(58,919)	(1,007)
Gain (loss) on disposal of non-current assets	23,402	(818)
Other losses	—	(2,625)
Operating (loss) profit	(73,312)	(60,425)

Sales

Sales increased $11,293 thousand, or 22.2%, from $50,782 thousand for the year ended December 31, 2017 to $62,075 for the year ended December 31, 2018, primarily due to an increase of $6,973 thousand  in sales of silicon-based alloys at the Company’s Argentinian facility, Globe Metales S.A.

Cost of sales

Cost of sales increased $9,698 thousand, or 29%, from $33,496 thousand for the year ended December 31, 2017 to $43,194 thousand for the year ended December 31, 2018, primarily due to an increase in sales volumes of silicon-based alloys at the Company’s Argentinian facility, Globe Metales S.A., which resulted in a $5,282 thousand increase in cost of sales.

Other operating income

Other operating income increased $1,146 thousand, or 7.4%, from $15,520 thousand for the year ended December 31, 2017 to $16,666 thousand for the year ended December 31, 2018, primarily due to a chargeback of services by Ferroglobe  to its subsidiaries. The increase was offset by a decrease of income generated from mutual fund investments held at the Company’s Argentinian facility, Globe Metales S.A., as these investments were sold during the year.

Staff costs

Staff costs decreased $15,398 thousand, or 40.6%, from $37,923 thousand for the year ended December 31, 2017 to $22,525 thousand for the year ended December 31, 2018, primarily as a result of reduced costs and favorable foreign exchange of $4,201 thousand at our facility in Venezuela. The decrease is also attributable to share-based compensation income on liability settled outstanding share-based awards of $3,886 thousand as a result of a decline in the stock price over the twelve month period ended December 31, 2018 as well as lower discretionary remuneration based on financial performance.

Other operating expense

Other operating expense decreased $3,939 thousand, or 7.8%, from $50,428 thousand for the year ended December 31, 2017 to $46,489 for the year ended December 31, 2018, primarily due to the accrual of $12,444 thousand for accrual of contingent liabilities in 2017. The decrease was offset by an increase in other operating expenses of $4,619 at the Manghsi facility related to impairment of assets.

Depreciation and amortization charges, operating allowances and write‑downs

Depreciation and amortization charges, operating allowances and write‑downs increased $3,898 thousand, or 906.5%, from $430 thousand for the year ended December 31, 2017 to $4,328 thousand for the year ended December 31, 2018, primarily due to additions to property, plant and equipment associated with the Company’s solar project initiative.

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

Gain (loss) on disposal of non-current assets

The gain included in Other segments offsets the loss included in the Europe segment such that the net gain after offsetting the loss between segments primarily represents the gain on disposal of hydro-electric plant assets of $11,747 thousand. Refer to Gain (loss) on disposal of non-current assets in the Results of Operations section above for an explanation of the Company’s Gain (loss) on disposal of non-current assets on a consolidated basis.

Other losses

Other losses during the year ended December 31, 2017 is primarily related to an adjustment of $2,608 thousand to the carrying amount of property, plant and equipment at subsidiary Hidro Nitro Española, S.A. (hydroelectric plants in Aragon, Spain) that were previously classified as held for sale. An expense was recorded equivalent to the depreciation that would have been charged if the business had not been classified as held for sale.

Effect of Inflation

Management believes that the impact of inflation was not material to Ferroglobe’s results of operations in the years ended December 31, 2019, 2018 and 2017, although we experienced the impact of Venezuelan inflation in 2019, 2018 and 2017 on FerroVen, S.A.’s production costs in these years, which resulted in a loss of competitiveness. FerroVen, S.A. was idled in August 2018.

Cyclical Nature of the Industry and Movement in Market Prices, Raw Materials and Input Costs

Our business has historically been subject to fluctuations in the price of our products and market demand for them, caused by general and regional economic cycles, raw material and energy price fluctuations, competition and other factors. The timing, magnitude and duration of these cycles and the resulting price fluctuations are difficult to predict. For example, we experienced a weakened economic environment in national and international metals markets, including a sharp decrease in silicon metal prices in all major markets from late 2014 to late 2017. During the second half of 2018 and throughout 2019, we experienced the most dramatic decline in prevailing prices of our products, which adversely affected our results. Any decline in the global silicon metal, manganese- and silicon-based alloys industries, including as a result of the COVID-19 pandemic, could have a material adverse effect on our business, results of operations and financial condition.

B.    Liquidity and Capital Resources

Sources of Liquidity

Ferroglobe’s primary sources of long-term liquidity are its senior unsecured notes with a $350,000 thousand aggregate principal at an interest rate of 9.375%, due on March 1, 2022, (“the Notes”), and a US Dollar-denominated NorthAmerican asset-based loan with an aggregate principal amount of $100,000 thousand maturing on October 11, 2024 ($58,049 thousand drawn down as of December 31, 2019).

On October 11, 2019, Ferroglobe closed the aforementioned $100,000 thousand North-American asset-based loan, (the “ABL Revolver”), with Globe Specialty Metals, Inc., and QSIP Canada ULC, each a subsidiary of the Company, as borrowers and PNC Bank, as lender. Ferroglobe PLC was not required to provide a guarantee of this facility, but entered into a Non-Recourse Pledge Agreement with the lender in respect of its shares in Globe Speciliaty Metals, Inc. The Revolving Credit Facility was immediately repaid using the proceeds from the ABL Revolver and existing cash and cash equivalents of the group. The Company is seeking to optimize its working capital, including a European accounts receivable securitization program whereby up to $150,000 thousand of trade receivables can be sold. This accounts receivable securitization program provided $58,339 thousand of upfront cash consideration as at December 31, 2019.

Ferroglobe’s primary short-term liquidity needs are to fund its capital expenditure commitments and operational needs and service its existing debt. Ferroglobe’s long-term liquidity needs primarily relate to debt repayment. Ferroglobe’s core objective with respect to capital management is to maintain a balanced and sustainable capital structure through the economic cycles of the industries in which it participates, while keeping the cost of capital at competitive levels.

For the year ended December 31, 2019, operating activities generated a negative cash flow of ($74,227) thousand, compared to $73,777 thousand in 2018 and $150,375 thousand in 2017. Investing activities generated a total of $165,910 thousand of cash in 2019, compared to a use of $85,875 thousand in 2018 and an use of $74,818 thousand in 2017. Financing activities resulted in a total outflow of $180,972 thousand in cash in 2019, compared to an inflow of $53,303 thousand in 2018 and an outflow of $113,397 thousand in 2017. See “Cash Flow Analysis” below for additional information.

As of December 31, 2019 and 2018, Ferroglobe had cash, restricted cash and cash equivalents of $123,175 thousand (of which $28,323 thousand is restricted cash)  and  $216,647 thousand, respectively. Cash and cash equivalents are primarily held in U.S. Dollars and Euros.

As of December 31, 2019, Ferroglobe’s total gross financial debt was $606,361 thousand as compared to $645,390 thousand as of December 31, 2018. As of December 31, 2019, gross financial debt comprised debt instruments of $354,951 thousand ($352,595 in 2018), bank borrowings of $158,999 thousand ($141,012 in 2018), $25,872 thousand of finance leases ($66,471 thousand in 2018), and other financial liabilities of $66,539 thousand ($85,312 thousand in 2018).

Working Capital Position

Taking into account generally expected market conditions, but subject to the uncertainties created by the COVID-19 pandemic, Ferroglobe anticipates that cash flow generated from operations will be sufficient to fund its operations, including its working capital requirements, and to make the required principal and interest payments on its indebtedness during the next 12 months.

As of December 31, 2019, Ferroglobe’s working capital position (defined as inventories and trade and other receivables less trade and other payables) was $473,956 thousand.

Capital Expenditures

Ferroglobe incurs capital expenditures in connection with expansion and productivity improvements, production plants maintenance and research and development projects. Capital expenditures are funded through cash generated from operations and financing activities. Ferroglobe’s capital expenditures for the years ended December 31, 2019, 2018 and 2017 were $32,445 thousand, $106,136 thousand and $74,616 thousand, respectively. Principal capital expenditures during these periods were primarily for maintenance and improvement works at Ferroglobe’s plants and mines. Subject to the uncertainties created by the COVID-19 pandemic, we expect our capital expenditures for 2020 to equal approximately $40,010 thousand. We have the ability to reduce our capital expenditures by, as needed, idling individual electrometallurgical manufacturing facilities. During 2019, the Company has decreased its capital expenditures, driven mainly to a drop in investment in the solar project, $7,159 thousand in 2019 compared to $32,740 thousand in 2018. Capital expenditures in connection with our solar grade silicon joint venture are financed in part by a loan obtained from the Spanish Ministry of Industry and Energy. See “Item 4.B.—Information on the Company—Business Overview—Research

and Development (R&D)—Solar grade silicon” and “Item 7.B.—Major Shareholders and Related Party Transactions—Related Party Transactions.” See also “—Tabular Disclosure of Contractual Obligations” for disclosure regarding future committed capital expenditures.

Cash Flow Analysis — Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

The following table summarizes Ferroglobe’s primary sources (uses) of cash for the years ended December 31, 2019 and 2018:

	Year ended December 31,
($ thousands)	2019	2018
Cash and cash equivalents at beginning of period	216,647	184,472
Cash flows from operating activities	(74,227)	73,777
Cash flows from investing activities	165,910	(85,875)
Cash flows from financing activities	(180,972)	53,303
Exchange differences on cash and cash equivalents in foreign currencies	(4,183)	(9,030)
Cash, restricted cash and cash equivalents at end of period	123,175	216,647
Cash, restricted cash and cash equivalents at end of period from statement of financial position	123,175	216,647

Ferroglobe paid nil dividends during the year ended December 31, 2019 and paid $20,642 thousand for the year ended December 31, 2018.

Cash flows from operating activities

Cash flows from operating activities decreased $148,004 thousand, from a positive cash generated of $73,777 thousand for the year ended December 31, 2018, to a cash consumed of ($74,227) thousand for the year ended December 31, 2019. Operating profits decreased significantly, driven by a decrease in sales volumes, decline pricing for silicon metal and silicon-based alloys.

Income taxes paid decreased $32,819 thousand, reflecting payments on account for a less profitable year, while interest increased $15 thousand.

Cash flows from investing activities

Cash flows from investing activities increased $251,785 thousand from an outflow of $85,875 thousand for the year ended December 31, 2018 to an inflow of $165,910 thousand for the year ended December 31, 2019.  Capital expenditures decreased during the year ended December 31, 2019 to $32,445 thousand from $106,136 thousand during the year ended December 31, 2018.  Also, the effect of consolidating the accounts receivable securitization entity meant that an amount equal to  $9,088 was included in cash flows from investing activities. Additional cash inflows were the proceeds from the disposal of certain non-core assets, including $177,627 thousand from the sale of subsidiary FerroAtlántica, S.A.U. and $8,668 thousand from the sale of timber farm plantations in South Africa and $3,018 thousand from other asset sales.

Cash flows from financing activities

Cash flows from financing activities decreased $234,275 thousand, from an inflow of $53,303 thousand for the year ended December 31, 2018 to an outflow of $180,972 thousand for the year ended December 31, 2019. On October 11, 2019,  the Revolving Credit Facility was repaid $134,570 and replaced with the ABL Revolver. The ABL Revolver had a balance of $62,835 thousand at December 31, 2019. The Company has not factoring without recourse arrangements for other receivables as of December, 31 2019. On August 30, 2019, the hydro-lease was repaid $55,352 thousand.

Cash Flow Analysis — Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

The following table summarizes Ferroglobe’s primary sources (uses) of cash for the years ended December 31, 2018 and 2017:

	Year ended December 31,
($ thousands)	2018	2017
Cash and cash equivalents at beginning of period	184,472	196,982
Cash flows from operating activities	73,777	150,375
Cash flows from investing activities	(85,875)	(74,818)
Cash flows from financing activities	53,303	(113,397)
Exchange differences on cash and cash equivalents in foreign currencies	(9,030)	25,330
Cash, restricted cash and cash equivalents at end of period	216,647	184,472
Cash, restricted cash and cash equivalents at end of period from statement of financial position	216,647	196,931

Ferroglobe paid dividends of $20,642 thousand during the year ended December 31, 2018 and paid nil for the year ended December 31, 2017

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

Cash flows from investing activities

Cash flows from investing activities decreased $11,057 thousand from an outflow of $74,818 thousand for the year ended December 31, 2017 to an outflow of $85,875 thousand for the year ended December 31, 2018. Capital expenditures increased during the year ended December 31, 2018 to $106,136 thousand from $74,616 thousand during the year ended December 31, 2017, which included increased spend on the solar grade silicon pilot plant in Puertollano, Spain. In 2018, the Company invested $20,379 thousand to acquire 100% of the share capital of Glencore’s manganese alloy businesses in France and Norway. These outflows were partially offset by proceeds from the disposal of certain non-core assets, including $20,533 thousand from the sale of subsidiary Hidro Nitro Española, S.A. (hydro-electric plants in Aragon, Spain) and $12,734 thousand from the sale of timber farm plantations in South Africa and $6,861 thousand from other asset sales.

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

Capital resources

Ferroglobe’s core objective is to maintain a balanced and sustainable capital structure through the economic cycles of the industries in which it operates, while keeping the cost of capital at competitive levels. In addition to cash flows from continuing operations, the Company’s main sources of capital resources are its senior Notes with an aggregate principal value of $350,000 thousand and the ABL Revolver with an aggregate principal amount of $100,000 thousand.

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

Details and description of Ferroglobe’s debt instrument and ABL Revolver are described in Notes 16 and 18 of the Consolidated Financial Statements.

C.    Research and Development, Patents and Licenses, etc.

For additional information see “Item 4.B.—Information on the Company—Business Overview—Research and Development (R&D).”

D.    Trend Information

We discuss in Item 5.A. above and elsewhere in this annual report, trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that we believe are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources or to cause the disclosed financial information not to be necessarily indicative of future operating results or financial conditions.

E.    Off-Balance Sheet Arrangements

We do not have any outstanding off-balance sheet arrangements.

F.    Tabular Disclosure of Contractual Obligations

The following table sets forth Ferroglobe’s contractual obligations and commercial commitments with definitive payment terms that will require significant cash outlays in the future, as of December 31, 2019.

		Payments Due by Period
		Less than			More than
($ thousands)	Total	1 year	1 - 3 years	3 - 5 years	5 years
Long and short term debt obligations	688,618	83,866	534,459	60,780	9,513
Capital expenditures	15,635	15,635	—	—	—
Leases	28,641	10,161	12,510	5,059	911
Power purchase commitments(1)	346,687	125,031	221,656	—	—
Purchase obligations(2)	33,032	33,032	—	—	—
Total	1,112,613	267,725	768,625	65,839	10,424

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

The table above also excludes certain other obligations reflected in our consolidated balance sheet, including estimated funding for pension obligations, for which the timing of payments may vary based on changes in the fair value of pension plan assets and actuarial assumptions. We expect to contribute approximately $1,159 thousand to our pension plans for the year ended December 31, 2020.

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

Name	Age	Position	Date of appointment
Javier López Madrid	55	Director and Executive Chairman	February 5, 2015
Marco Levi	60	Director and Chief Executive Officer	January 10, 2020
Beatriz García-Cos Muntañola	56	Chief Financial Officer and Principal Accounting Officer	October 17, 2019
José María Alapont	69	Director	January 24, 2018
Donald G. Barger, Jr.	77	Director	December 23, 2015
Bruce L. Crockett	76	Director	December 23, 2015
Stuart E. Eizenstat	77	Director	December 23, 2015
Manuel Garrido y Ruano	54	Director	May 30, 2017
Greger Hamilton	53	Director	December 23, 2015
Juan Villar‑Mir de Fuentes	58	Director	December 23, 2015

Other than employment agreements between Ferroglobe and each of Javier López Madrid,  Marco Levi and Beatriz García-Cos Muntañola, there are no service contracts between the officers and directors listed in the table above, on the one hand, and us or any of our subsidiaries on the other, providing for benefits upon termination of employment.

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

Mr. López Madrid holds a Masters in law and business from ICADE University.

 Marco Levi

Marco Levi was appointed Chief Executive Officer of the Company on January 10, 2020 and appointed to its Board of Directors on January 15, 2020. Dr Levi previously served as President and CEO of Alhstrom-Munksjö Oyj, a global fiber materials company listed in Finland, where he led a successful transformation of the business by refocusing its product portfolio towards value-added specialty products.  Prior to that, Dr. Levi was Senior Vice President and Business President of the $3 billion emulsion polymers division of chemicals manufacturer Styron, including during the period in which Styron was acquired by Bain Capital from Dow Chemical Company.  Dr. Levi previously had spent over twenty-two years at Dow in various departments and roles, ultimately serving as general manager of the emulsion polymers business.

Dr Levi is also a Non-Executive Director of Schweitzer-Mauduit International, Inc, the leading global performance materials company, listed on the New York Stock Exchange. Dr Levi holds a doctorate in industrial chemistry from the Università degli Studi di Milano, Statale,in Italy.

Beatriz García-Cos Muntañola

Beatriz García-Cos Muntañola was appointed as Chief Financial Officer and Principal Accounting Officer on October 17, 2019.

Before joining Ferroglobe, Ms. García-Cos served as Group CFO at Bekaert NV, a leading, global steel wire transformation company, listed on the Brussels Stock Exchange, where she focused on setting and executing financial strategy, as well as leading numerous strategic projects centered on business growth and enhanced operational efficiency.  Prior to Bekaert NV, she was the Chief Financial Officer of the mining division of Trafigura Beheer BV, one of the largest physical commodities trading groups. Before that, she was Finance Director, EMEA and LATAM, for Vestas Wind Systems A.S, the Danish publicly-listed multinational and world’s largest wind turbine manufacturer. Prior to that role, she was Finance Manager for PPG Industries Inc, a leading diversified manufacturing company listed on the New York Stock Exchange.

Ms García-Cos holds an MA in Economics and Business Administration from the University of Barcelona and  graduated from the Advanced Management Program of IESE, in Spain.

José María Alapont

José María Alapont was appointed to our Board of Directors as a Non-Executive Director on January 24, 2018 and to our Audit Committee and Compensation Committee on May 16, 2018. Mr. Alapont was appointed on January 16, 2019 as our Senior Independent Director and Chairman of our Corporate Governance Committee.

Mr. Alapont holds a number of other Board appointments.  Since 2017, he has been a member of the Board of Directors of Ashok Leyland Ltd and is also a member of its Investment and Technology Committee Since 2018, he has been a member of its Nomination and Remuneration Committee and joined its Audit Committee in 2019.  Mr Alapont has also been a Board Director of Navistar Inc. and a member of its Finance Committee since 2016 and Chair of its Nomination and Governance Committee since 2018. He has been a member of the Board of Directors of Hinduja Investments and Project Services Ltd since 2016 and of Hinduja Automotive Ltd since 2014.

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

Stuart E. Eizenstat

Stuart E. Eizenstat was appointed to our Board of Directors as a Non-Executive Director on December 23, 2015. He has been a member of the Company’s Corporate Governance Committee since January 1, 2018 and was appointed to our Nominations Committee on May 16, 2018.

Mr. Eizenstat has been a Senior Counsel at Covington & Burling LLP in Washington, D.C. and Head of its international practice since 2001. He has served as a member of the Advisory Boards of GML Ltd. since 2003 and of the Office of Cherifien de Phosphates since 2010. He was a trustee of BlackRock Funds from 2001 until 2018.

Mr. Eizenstat was a member of Board of Directors of Globe from 2008 until the closing of the Business Combination and Chair of its Nominating Committee.  He was a member of the Board of Directors of Alcatel‑Lucent from 2008 to 2016 and of United Parcel Service from 2005 to 2015. He has had an illustrious political and advisory career, including serving as Special Adviser to Secretary of State Kerry on Holocaust‑Era Issues from 2009 to 2017 and Special Representative of the President and Secretary of State on Holocaust Issues during the Clinton administration from 1993 to 2001. He was Deputy Secretary of the United States Department of the Treasury from July 1999 to January 2001, Under Secretary of State for Economic, Business and Agricultural Affairs from 1997 to 1999, Under Secretary of Commerce for International Trade from 1996 to 1997, U.S. Ambassador to the European Union from 1993 to 1996 and Chief Domestic Policy Advisor in the White House to President Carter from 1977 to 1981. He is the author of “Imperfect Justice: Looted Assets, Slave Labor, and the Unfinished Business of World War II”; “The Future of the Jews: How Global Forces are Impacting the Jewish People, Israel, and its Relationship with the United States” and “President Carter: The White House Years.”

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

Mr. Villar-Mir de Fuentes is Patron and member of the Patronage Council of Fundación Nantik Lum and Fundación Princesa de Gerona.

Mr. Villar-Mir holds a Bachelor’s Degree in Business Administration and Economics and Business Management.

B.    Compensation

Compensation of executive officers and directors

The table below sets out the remuneration earned by our directors during the year ended December 31, 2019:

					Long - Term
($ thousands)	Salary & Fees	Benefits	Pension	Annual Bonus	Incentives	Total
Executive Directors
Javier López Madrid	707,842	175,612	141,568	—	295,772	1,320,794
Pedro Larrea Paguaga[1]	605,811	200,219	121,162	—	220,120	1,147,312
Marco Levi[2]	—	—	—	—	—	—
Non-Executive Directors
José María Alapont	215,134	9,565	—	—	—	224,699
Donald G. Barger, Jr.	128,814	28,696	—	—	—	157,510
Bruce L. Crockett	131,365	31,247	—	—	—	162,612
Stuart E. Eizenstat	104,582	19,769	—	—	—	124,351
Manuel Garrido y Ruano	104,582	13,392	—	—	—	117,974
Greger Hamilton	160,876	1,913	—	—	—	162,789
Javier Monzón[3]	36,118	3,826	—	—	—	39,944
Pierre Vareille[4]	48,897	5,739	—	—	—	54,636
Juan Villar-Mir de Fuentes	89,277	7,652	—	—	—	96,929

1  Mr. Larrea Paguaga stepped down from the Board on 10 January 2020.

2  Dr. Levi was appointed to the Board on January 15, 2020.

3  Mr. Monzón stepped down from the Board on May 13, 2019.

4  Mr. Vareille stepped down from the Board on May 14, 2019.

Javier López Madrid holds 154,703 options granted on June 1, 2017 and 113,121 options granted on March 21, 2018 (at target performance in each case). Pedro Larrea Paguaga holds 115,134 options granted on June 1, 2017 and 84,187 options granted on March 21, 2018 (at target performance in each case). Maximum opportunity for each award is 200% of target.  On March 14, 2019 Javier López Madrid was granted 342,329 options and Pedro Larrea Paguaga was granted 254,769 options (at target performance in each case). As with prior grants, the maximum opportunity for each award is twice target. The awards granted in 2019 were discounted by a significant percentage to take account of the fall in the Company’s share price in 2018 and 2019, with a discount of 50% applied to awards granted to executive directors, and a cap at 400% of each of the above participants’ “normal” award level was also introduced for all 2019 awards. The value reflected in the table above is for the number of shares expected to vest at an average fair value at the date of grant to executive directors of $2.74.  This average fair value differs from the average fair value at grant of $2.69 disclosed for the 2019 grant in Note 21 to the financial statements because in Note 21 the fair value reflects the average discount for all participants in the 2019 grant, including but not limited to executive directors.

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

Remuneration policy

In June 2019, our shareholders approved the remuneration policy applicable to executive directors and non-executive directors of the Company as set out in the directors’ remuneration report within our U.K. annual report for the year ended December 31, 2018 (the “Policy”), as required by the UK Companies Act 2006 and the Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013. The Policy was approved on June 28, 2019 and applied with immediate effect.

The overall aim of our remuneration strategy is to provide appropriate incentives that reflect our high-performance culture and values to maximize returns for our shareholders. In summary, we aim to:

•	attract, retain and motivate high-caliber, high-performing employees;
•	encourage strong performance and engagement, both in the short and the long term, to enable us to achieve our strategic objectives;
•	link a very significant proportion of pay to performance conditions measured over both the short-term and longer term;
•	set fixed pay levels at or around market norms to allow for a greater proportion of total remuneration opportunity to be in variable pay; and
•	create strong alignment between the interests of shareholders and executives through both the use of equity in variable incentive plans and the setting of shareholding guidelines for directors.

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
•

executive directors are eligible for an annual bonus, which normally has a maximum bonus opportunity of 200% of annual base salary but could have a maximum bonus opportunity of up to 500% of annual base salary in exceptional circumstances. No more than 25% of the maximum bonus payable for each performance condition will be payable for threshold performance. Any bonus award will be subject to the achievement of quantitative and qualitative performance conditions as determined by the Compensation Committee each year (at least two-thirds of the bonus will be based on financial metrics with the balance based on non-financial metrics). Normally any bonus earned in excess of the target amount will be deferred for three years into shares in the Company and the executive director may be granted an additional long-term incentive award of equal value (at maximum) to the amount of annual bonus deferred. Recovery and recoupment provisions apply to all bonus awards for misstatement, error or gross misconduct. The Company may also award retention bonuses, payable in addition to or instead of any annual bonus, if it considers it necessary to retain key executives in situations where the individual might otherwise leave and his or her retention Is critical. The grant, terms and payment of any retention bonus are at the discretion of the Committee. Any retention bonus would normally count towards the 500% salary limit referred to above;

•

executive directors are eligible to be granted an award under the Company’s long‑term incentive plan, at the discretion of the Compensation Committee. Any awards granted would normally vest three years after the date of grant. All long-term incentive awards granted are subject to the achievement of performance targets, determined by the Compensation Committee for each grant. If an award is granted, the annual target award limit will not normally be higher than 300% of salary (save that, in recruitment, appointment and retention situations, it could be up to 500% of salary) and maximum vesting is normally 200% of target (both measures based on the face value of shares at the date of grant). Recovery and recoupment provisions apply to all long-term incentive awards for misstatement, error or gross misconduct;

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

The Company’s executive directors are Mr. López Madrid, who has served as Executive Chairman since December 2017 and as a Director since December 2015, and receives a base salary of £555,000 per annum, and Dr. Marco Levi who serves as Chief Executive Officer and Director and receives a base salary of €600,000 per annum. Mr Larrea served as Chief Executive Officer and Director during the year under review in which he received a base salary of £475,000 per annum.  The salaries of Mr. López Madrid and Dr Levi have remained unchanged since their respective executive appointments.

In relation to the Company’s non-executive directors, the Policy provides, in summary, that:

•

Non-executive directors are paid a basic fee. Supplementary fees are paid for additional responsibilities and activities such as membership of a main Board committee or assuming chairmanship of a committee. Travel fees may be paid to reflect additional time incurred in travelling to meetings.

•

Currently, non‑executive directors receive a base fee of £70 thousand per annum, with supplemental fees being payable if that non‑executive director is also the senior independent director (£35,000 per annum), a member of the Audit Committee (£17,500 per annum), a member of the Compensation Committee (£15,500 per annum), a member of the Corporate Governance Committee (£12,000 per annum) or a Committee Chairman (two times membership fee). Non‑executive directors receive a travel fee of either £3,500 (for intercontinental travel) or £1,500 (for continental travel) per meeting.  Members of the Nominations Committee receive a fee of £1,500 for each meeting, with a maximum set at £10,000 per annum. Where the Chair of the Nominations Committee is also an executive director, he or she is paid no fee for their chairmanship. Non‑executive director fee levels are reviewed periodically, with reference to time commitment, knowledge, experience and responsibilities of the role as well as market levels in comparable companies both in terms of size and sector. No maximum fee level or prescribed annual increase is set under the Policy;

•

reasonable expenses incurred by the non-executive directors in carrying out their duties may be reimbursed by the Company including any personal tax payable by the non-executive director as a result of reimbursement of those expenses. The Company may also pay an allowance in lieu of expenses if it deems this appropriate;

•	non-executive directors are provided with directors’ and officers’ liability insurance and an indemnity to the fullest extent permitted by the UK Companies Act 2006.

C.    Board Practices

Board composition and election of Directors

As of the date of this annual report, our Board of Directors consists of nine directors, of whom two are executive directors and seven are non-executive directors. The maximum and minimum number of directors is eleven and two respectively. Subject to the approval of the Nominations Committee, the Chief Executive Officer is nominated as a director by the Board of Directors. Of the directors, three are Grupo VM nominees, namely Javier López Madrid, Manuel Garrido y Ruano and Juan Villar Mir.  The remaining non-executive directors are independent.

All directors will stand for re-election at the Company’s annual general meeting on June 17, 2020. Any director not so elected or re-elected will stand down. No new executive directors may be appointed without the approval of a majority of Grupo VM nominees and a majority of independent directors.

Director independence

Under the Articles of Association, as in effect since October 26, 2017, a director is considered independent if he or she is “independent” as defined in the NASDAQ rules and, while Grupo VM and its Affiliates own 10% or more of the Company’s shares, is independent from Grupo VM and its Affiliates.  The Board reviewed the independence of its then directors in December 2015 and concluded that each of Messrs. Barger, Crockett, Eizenstat and Hamilton met the independence requirements of the NASDAQ rules.  Messrs. López Madrid, Garrido y Ruano and Villar Mir are GVM Nominees and are not considered to be independent. The independence of Mr. Alapont was confirmed by the Nominations Committee in 2018 prior to his recommendation to the Board for appointment.

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

Committees of the Board of Directors

During the year ended December 31, 2019, our Board of Directors had four standing committees: an Audit Committee, a Compensation Committee, a Corporate Governance Committee and a Nominations Committee.

Audit Committee

During the period from January 1, 2019 to the resignation of  Mr. Vareille on May 14, 2019, our Audit Committee consisted of four directors: Messrs.  Alapont, Crockett, Hamilton (as Chair) and Vareille. During the period from May 14, 2019 to December 31, 2019, our Audit Committee had three members: Messrs. Alapont, Crockett and Hamilton (as Chair).  Mr. Hamilton served as Chairman of the Committee throughout the year under review and meets the requirements as an “audit committee financial expert” under the rules of the SEC and qualifies as a financially sophisticated audit committee member as required by the NASDAQ rules relating to audit committees. Our Board has determined that each of these directors satisfies the enhanced independence requirements for audit committee members required by Rule 10A‑3 under the U.S. Exchange Act, and is financially literate as that phrase is used in the additional audit committee requirements of the NASDAQ rules.

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

Compensation Committee

During the period from January 1, 2019 to the resignation of Mr. Vareille on May 14, 2019, our Compensation Committee consisted of four directors: Messrs.  Alapont, Barger (as Chair), Crockett, and Vareille. During the period from May 14, 2019 to December 31, 2019, our Compensation Committee had three members: Messrs.  Alapont,  Barger (as Chair) and Crockett. Mr. Barger served as its Chairman throughout the year under review. Our Board has determined that each of these directors meets the heightened independence requirements of compensation committee members under SEC rules.

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

Nominations Committee

From January 1, 2019 to May 15, 2018 our Nominations Committee consisted of four directors: Messrs. López Madrid (as Chair), Barger, Eizenstat and Monzón. Following the resignation of Mr. Monzón on May 13, 2019, our Nominations Committee has consisted of three directors: Messrs. López Madrid (as Chair), Barger and Eizenstat.

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

Corporate Governance Committee

From January 1, 2019 to January 16, 2019, our Corporate Governance Committee consisted of four directors: Messrs. Stuart Eizenstat, Manuel Garrido y Ruano, Greger Hamilton and Javier Monzón. From January 1, 2019, to January 16, 2019, Javier Monzón was Chair of the Committee. On January 16, 2019, he stepped down from the Committee and its chairmanship and Mr Alapont was appointed in his place. Since that date, our Corporate Governance Committee has consisted of four directors: Messrs. Alapont (as Chair), Eizenstat, Garrido y Ruano and Hamilton.

Our Corporate Governance Committee has responsibility to review and provide guidance to the Board and respond to the Board’s requests about governance related matters including: (a) reviewing and providing guidance on the organization of the Board and its committee structure; (b) reviewing and providing guidance on the self-evaluation procedures of the Board and its committees; (c) reviewing and providing guidance on a conflicts register; (d) reviewing and providing guidance on the Company’s code of conduct; (e) reviewing and providing guidance on the Company’s insider trading policy; (f) reviewing and providing guidance on proposed changes to the Articles; (g) reviewing and making recommendations to the Board on non-executive directors’ compensation reviewing and agreeing the terms of non-executive directors’ letters of appointment; and (h) considering succession planning, taking into account the challenges and opportunities facing the Company and the skills and expertise needed on the Board in the future, recommending to the Board plans for succession for both executive and non-executive directors.

Senior Independent Director

In October 2017, the Board established the role of Senior Independent Director, to provide a sounding board for the Chairman and to serve as intermediary for the other directors where necessary. In the year under review, Mr. Monzón served as Senior Independent Director from January 1, 2019 to January 16, 2019, when he stepped down from the role and Mr. Alapont was appointed in his place. Mr. Alapont has been our Senior Independent Director since January 16, 2019.

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

D.    Employees

As of December 31, 2019, 2018 and 2017, on a consolidated basis, the number of employees, across the Ferroglobe Group was  3,462, 4,368 and 4,049 respectively, excluding temporary employees. We believe our relations with our employees are generally good and we have not experienced any significant labor disputes or work stoppages.

The following tables show the number of our full-time employees as of December 31, 2019, 2018 and 2017 on a consolidated basis broken down based on business segment and geographical location:

	2019	2018	2017
North America	847	1,079	1,121
Spain	561	857	900
France	1,119	1,183	1,040
South Africa	358	568	489
Rest of the world	577	681	499
Total number of employees	3,462	4,368	4,049

Collective bargaining agreements (“CBAs”) are in force among our operations in Spain, France, South Africa, Norway, the United States and Venezuela. We have experienced union activity and strikes in the past. For example, in 2014, there was a strike at our South African subsidiary that reduced production for seven days. Additionally, we have also experienced employee strikes in France from time to time. In 2017, there were two one-day strikes at one of our Spanish plants (Cee) without any significant impact on production volume. In France there has been a 3-day strike in most of the plants, in February 2019, before reaching an agreement about the annual salary increase and then there have been other strikes linked to some French government policy changes (i.e. pension reform). See “Item 3.D.—Key Information—Risk Factors—We are subject to the risk of union disputes and work stoppages at our facilities, which could have a material adverse effect on our business.”

To improve the structure of our labor relations in Spain, a national collective agreement (“NCA”) was entered into on February 2, 2018 with four out of the five trade unions representing over 70% of our workforce there. This NCA regulates matters such as wage increases, annual working time, professional training, gender equality and disciplinary actions until December 31, 2020 and was put into effect at the Boo, Monzón and Sabón plants, the Madrid office and the mining facilities in Spain, where it will operate in conjunction with the relevant site-specific CBAs. The salary increases set out in the NCA came into effect on execution of the relevant site-specific agreement and applied retroactively from January 1, 2018. The NCA provides a labor relation framework which establishes common parameters for all the work sites and is complementary to the site specific CBAs. The manufacturing plant at Sabón entered into a new site-specific agreement on March 20, 2018; the Boo plant did so on March 22nd, 2018; subsidiary Rocas, Arcillas y Minerales, S.A. did so on April 13th , 2018; subsidiary Cuarzos Industriales S.A.U. on April 13rd, 2018; subsidiary Hidro Nitro Española S.A. did so on May 4th, 2018; the Madrid office did so on June 27th, 2018 and the Cee plant did so on October 17th, 2018. All the aforementioned local CBAs will expire at the same time as the NCA for reasons of consistency.

In order to manage costs, a salary freeze for 2020 has been implemented in Spain with the agreement of four out of five trade unions representing 80% of union membership there.

Our research and development employees based in Sabón and employed by FerroAtlántica I+D have no site-specific collective bargaining agreement, being governed instead by that in force at of the Sabón plant.

The collective bargaining agreement for Silicio Ferrosolar expired on December 31, 2017, and, at present, the negotiations to renew it have not started yet. Until a new collective bargaining agreement is signed, the expired agreement remains effective, except for those provisions which are stated to be valid only during the period between the start and the expiry date. For example, provisions relating to salary increases are no longer effective beyond the expiry date.

In France, all employees at FerroPem SAS plants at Anglefort, Chateau‑Feuillet, Les Clavaux, Laudun, Montricher, and Pierrefitte and the Chambéry office are covered by the French national Collective Chemistry Agreement. This agreement has no expiration date. The “Accord d´intéressement,” which is an employee incentive bonus scheme whereby an incentive bonus is distributed according to a profit‑sharing formula defined in the agreement, was signed on June 7, 2016 and the “Accord de participation,” which is a compulsory profit‑sharing agreement under French law, was signed on December 13, 2017; a new agreement is due to be negotiated in 2020. In France there is an obligatory annual negotiation with the Company work council, mainly to set the salary increases. Other relevant subjects could be also addressed this negotiation, if necessary. The agreement for 2019 was reached in February. Negotiations in respect of 2020 are underway.

Further, an agreement on professional equality was signed in May 2019 (equality between men and women, personal and professional life, right to digital disconnection, employability of disabled workers).

Employees at Ferroglobe Manganèse France SAS are also covered by the French national Collective Chemistry Agreement. An “Accord d’intéressement” was entered into in March 2018, for 3 years and shall terminate December 31, 2020. Employees also benefit from an individual bonus scheme (called PN10) and from a compulsory profit‑sharing agreement (“Accord de participation”) signed in 2007, with two addendums signed in 2009 and in 2010, and no expiration date.

At Ferroglobe Mangan Norge AS (“FMN”), three trade unions are represented among the employees. There is a collective bargaining agreement in place for all three. This agreement is due to be renegotiated in April 2020. However, annual salary negotiations will take place as using in May-June 2020. The unions represented at FMN are Industry and Energy (IE – for operators), Tekna (an engineers union), and FLT (a supervisors union).

In South Africa no labor disputes or strikes occurred in 2019. The wage agreement concluded in 2018 and which expires  June 30, 2019, was not renewed. The Polokwane plant was closed in July 2019 and most employees were furloughed without any dispute. Forty employees remain as part of the care and maintenance team and this may be reduced further when all remaining product stock is sold. At the Emalahleni plant, the current wage agreement will remain in force until June 30, 2021. At Thaba Chueu Mining (Pty.) Ltd., the most recent wage agreement expired in 29 February 29, 2020 and a new agreement has not been concluded.

Hourly employees at the Selma, Alabama facility are covered by a collective bargaining agreement with the Industrial Division of the Communications Workers of America under a contract that will expire on April 30, 2022. Hourly employees at the Alloy, West Virginia, Niagara Falls, New York and Bridgeport, Alabama facilities are covered by collective bargaining agreements with The United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union under contracts running through March 20, 2022, July 31, 2022, and March 31, 2022, respectively. However, in 2019, the Selma and Niagara facilities were shut down. The facility in Bridgeport was briefly shut down until January of 2020.

Union employees in Argentina work under a contract valid until May 2020.

Union employees at the Bécancour plant in Québec are covered by a Union Certification held by CEP, Local 184. The corresponding collective bargaining agreement at the Bécancour facility runs through April 30, 2021, following negotiations completed in 2017.

In the People’s Republic of China (“PRC”), at our Yonvey plant, where operations were restarted in 2017, there is a labor union committee, supervised by the local labor union and required by it to enter into annual agreements on matters such as collective representation, collective salary negotiation and the protection of women’s rights. The collective salary agreement in force at Yonvey will remain in effect until February 2020, when it will be needed to be renewed. Labor dues at Yonvey have been paid by reference to actual headcount at the site.

At our Mangshi facility in PRC, the collective agreement in force expired in March 2016 and has not been renewed as the plant is not currently operative.

E.    Share Ownership

The following table and accompanying footnotes show information regarding the beneficial ownership of our shares as of May 29, 2020 by:

•	each named executive officer;
•	each of our directors; and
•	all executive officers and directors as a group.

Shares that may be acquired by an individual or group within 60 days of May 29, 2020, pursuant to the exercise of options, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

	Number of Shares	Percentage of
	Beneficially Owned	Outstanding Shares
Directors and Executive Officers:
Javier López Madrid (1)	66,797	*
Marco Levi	—	—
Beatriz Garcia Cos Muntanola	—	—
José María Alapont	15,000	*
Donald G. Barger, Jr.	20,636	*
Bruce L. Crockett	6,000	*
Stuart E. Eizenstat	36,624	*
Manuel Garrido y Ruano	870	*
Greger Hamilton	5,425	*
Juan Villar-Mir de Fuentes	—	—
Directors and Executive Officers as a Group	151,352	*

*Less than one percent (1%)

(1)Includes 24,297 shares issuable upon exercise of options over ordinary shares within 60 days of May 29, 2020.  There is no strike price for the exercise of these options which expire on November 24, 2026. The options referred to above were issued under the Ferroglobe PLC Equity Incentive Plan (EIP) under which awards may be made to selected employees of the Company. Awards under the EIP have been made to members of senior management, including to Mr. López Madrid on the terms set out in “– Compensation” above

ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

The following table sets forth certain information regarding beneficial ownership of shares by each stockholder known by us to be the beneficial owner of more than 5% of our shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Percentage of ownership is based on 169,159,910 shares outstanding (excluding those held in Treasury) on May 29, 2020.

	Number of Shares	Percentage of
	Beneficially Owned	Outstanding Shares
Grupo Villar Mir, S.A.U.	91,125,521	53.8%
Adage Capital Partners. L.P.	13,341,392	7.9%

As reported on Schedule 13G, filed on February 19, 2016, Adage Capital Partners, L.P., Adage Capital Partners GP, L.L.C. and Adage Capital Advisors, L.L.C. (together, the “Adage Entities”) beneficially owned 8,920,075 shares of the Company, constituting 5.2% of the then outstanding shares. As reported on Schedule 13G/A, filed on February 9, 2017, the Adage Entities beneficially owned 7,687,487 shares of the Company, constituting 4.5% of the then outstanding shares. As reported on Schedule 13G, filed on April 23, 2018, the Adage Entities beneficially owned 8,928,342 shares of the Company, constituting 5.2% of the then outstanding shares. As reported on Schedule 13G/A, filed on 13 February 2019, the Adage Entities beneficially owned 13,341,392 shares of the Company, constituting 7.9% of the then outstanding shares. As reported on Schedule 13G/A, filed on February 12, 2020, the Adage Entities beneficially owned 14,241,392 shares of the Company, constituting 8.42% of the then outstanding shares.

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

As of May 29, 2020, Ferroglobe had four record holders in the United States, holding all of our outstanding shares. One of these shareholders is Cede & Co. The shares held by Cede & Co as record holder are held for underlying beneficial holders holding in ‘street name’.

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

The Board of Directors are prohibited from filling a vacancy created by the death, resignation, removal or failure to win re-election (a “Casual Vacancy”) of a Grupo VM Director other than with a Grupo VM Nominee. Grupo VM shall have the right to submit a Grupo VM Nominee for appointment to fill a Casual Vacancy only if the Casual Vacancy was created by the death, resignation, removal or failure to win re-election of a Grupo VM Director. Grupo VM does not have the right to submit a Grupo VM Nominee for appointment to fill a Casual Vacancy if the number of Grupo VM Directors equals or exceeds the Maximum Number. In connection with any meeting of shareholders to elect directors, the number of Grupo VM Nominees in the slate of nominees recommended by the Board of Directors must not exceed the Maximum Number.

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

Under the AK Shareholder Agreement, except with respect to a contested election for directors (other than Grupo VM Nominees), that occurs after the fifth anniversary of the closing of the Business Combination, so long as Mr. Kestenbaum and his affiliates own at least 1% of the total issued and outstanding shares, Mr. Kestenbaum and his affiliates are obliged to vote their shares to cause the election or reelection, as applicable, of the Grupo VM Nominees and the other persons nominated by the Board for election of directors. In the case of a contested election for directors that occurs from and after the fifth anniversary of the closing of the Business Combination, Mr. Kestenbaum and his affiliates may vote their shares with respect to the election of directors (other than the Grupo VM Nominees) in any manner with respect to such contested election for directors. Mr. Kestenbaum and his affiliates must always vote in favor of the Grupo VM Nominees.

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

VM Energía and Energya VM

Under two contracts entered into in April 2013 between each of FerroAtlántica S.A.U., (“FAU”) a wholly-owned subsidiary of FerroAtlántica, and Hidro Nitro Española and VM Energía, a Spanish company wholly-owned by Grupo VM, VM Energia provided strategic advisory services on the day-to-day operations of FerroAtlántica Group’s hydro-electric plants. VM Energía’s services under these contracts included the provision of advisory services in relation to any economic, technical and administrative aspect of FerroAtlántica Group’s energy operations, the preparation of periodic reports assessing the main risks associated with the energy market and analyzing the performance of each hydro-electric power plant, the provision of advisory services in connection with changes in the applicable energy regulatory framework and related assistance in dealing with the competent energy authorities. For these services FAU and Hidro Nitro Española paid VM Energía a monthly remuneration calculated as a percentage of the revenues made each month by FerroAtlántica Group’s hydro-electric power plants. For the fiscal years ended December 31, 2017 and 2016, FAU and Hidro Nitro Española made transactions under these contracts to VM Energía of $2,435 thousand and $2,880 thousand, respectively. The contracts had five-year terms and expired on January 1, 2018. As of February 2018, an agreement was entered into between FAU and VM Energía or the provision of technical, economic and regulatory advisory services in respect of the hydro-power assets in Galicia for a twelve month term, renewing annually for up to 36 months. For the fiscal year ended December 31, 2018, FAU made transactions under this agreement to VM Energía of $534 thousand. VM Energía was not legally deemed to be a direct or indirect operator of the hydro-electric power plants owned by FAU in spite of the services provided to FAU under these strategic advisory services agreements.  Hidro Nitro Española was sold (“the HNE Disposal”) and is no longer a direct or indirect subsidiary of the Company with effect from December 31, 2018. On August 30, 2019 the whole of the issued share capital of FAU was sold to investment vehicles affiliated with TPG Sixth Street Partners (the “FAU Disposal”) and FAU is no longer a direct or indirect subsidiary of the Company with effect from August 30, 2019.  All of the assets of FAU as at the date of the FAU Disposal were transferred as part of this transaction, including the hydroelectric power plants in Galicia and associated contracts, including the advisory services agreement with VM Energía.  For the period during the fiscal year to December 31, 2019 that FAU was a subsidiary of the Company, FerroAtlántica made transactions under this agreement to VM Energía of $340

Under an agreement made on March 10, 2014 between FAU and VM Energía, VM Energía provided FAU with advisory services in connection with the construction in Galicia, Spain of hydro-power plants. The construction of these assets was completed in March 2018 and VM Energía continued to provide services during a two-year warranty period running into 2020. For the fiscal years ended December 31, 2019, 2018 and 2017, FAU’s obligations to make payments to VM Enérgia under this agreement amounted to $34 thousand, $129 thousand and $265 thousand, respectively.  This agreement was terminated in January 2019.

Under contracts entered into with FAU on June 22, 2010 and December 29, 2010 (assigned to FerroAtlántica de Boo, S.L.U. (“FAU Boo”) and to FerroAtlántica de Sabon, S.L.U. (“FAU Sabon”)  in August 2019 in anticipation of the FAU Disposal), and with Hidro Nitro Española on December 27, 2012 (assigned to FerroAtlántica del Cinca when Hidro Nitro Española was sold in December 2018), VM Energía supplies the energy needs of the Boo, Sabón and Monzón electrometallurgy facilities, as a broker for FAU (now FAU Boo or FAU Sabon, as appropriate) and Hidro Nitro Española (now FerroAtlántica del Cinca) in the wholesale power market. The contracts allow FAU (now FAU Boo or FAU Sabon, as appropriate) and Hidro Nitro Española (now FerroAtlántica del Cinca) to buy energy from the grid at market conditions without incurring costs normally associated with operating in the complex wholesale power market, as well as to apply for fixed price arrangements in advance from VM Energía, based on the energy markets for the power, period and profile applied for. The contracts have a term of one year, which can be extended by the mutual consent of the parties to the contract. The contracts were renewed in January 2019 and will renew annually for up to three years unless terminated.  The relevant contracting party within the Ferroglobe group pays VM Energía a service charge in addition to paying for the cost of energy purchase from the market. For the fiscal year ended December 31, 2019, FAU Boo, FAU Sabon and FerroAtlantica del Cinca’s obligations to make payments to VM Energía under their respective agreements for the purchase of energy plus the service charge amounted to $27,355 thousand, $16,939 thousand and $20,736 thousand, respectively. For the period from January 1, 2019 to August 30, 2019  FAUs  obligations to make payments to VM Energía under their respective agreements for the purchase of energy plus the service charge amounted to $376. For the fiscal years ended December 31, 2018, 2017 and 2016, FAUs and Hidro Nitro Española’s and (since July 2018) FerroAtlantica del Cinca’s obligations to make payments to VM Energía under their respective agreements for the purchase of energy plus the service charge amounted to $99,939 thousand, $94,049 thousand and $69,083 thousand, respectively. These contracts are similar to contracts FerroAtlántica signs with other third-party brokers. Deposit guarantees of $2,224 thousand on each were provided to VM Energía in respect of the provision of energy to the Boo and Sabon facilities under agreements entered into on October 20, 2010 in the case of Boo and January 19, 2011 in the case of Sabon.  These deposit guarantee agreements terminated on December 31, 2018.  In January 2018, FAU entered into an energy swap agreement with Enérgya VM Generación, S.L. (“Enérgya VM”), a Spanish company wholly-owned by VM Energía, in connection with the energy supply agreements for the plants; this agreement was transferred out of the Ferroglobe group of companies as a consequence of the FAU Disposal in August 2019. A similar agreement dated January 25, 2016 expired in 2016.

Under contracts entered into with Rocas, Arcillas y Minerales SA (“RAMSA”) on December 3, 2010 and with Cuarzos Industriales SA (“CISA”) on April 27, 2012, VM Energía supplied the energy needs of the mining facilities operated by those companies, as a broker for RAMSA and CISA in the wholesale power market. RAMSA and CISA are both subsidiaries of the Company operating in the mining sector. For the fiscal years ended December 31, 2018, 2017 and 2016, RAMSA’s obligations to make payments to VM Enérgia under this agreement amounted to $526 thousand, $371 thousand and $297 thousand, respectively; and CISA’s obligations to make payments to VM Enérgia under this agreement amounted to $277 thousand, $256 thousand and $227 thousand, respectively. These agreements superseded in 2019 by agreements entered into as of 15 March 2019 between VM Energía and each of RAMSA and CISA pursuant to which VM Energía provides equivalent intermediary services for term of one year, renewing annually. For the fiscal year to December 2019, RAMSA was obliged to make payments to VM Energía of $454 thousand under its agreements then in force with VM Energía and CISA was obliged to make payments to VM Energía of $222 thousand under its agreements then in force with VM Energía.

Additionally, for the fiscal year ended December 31, 2019, 2018 and 2017, Enérgya VM invoiced other subsidiaries of FerroAtlántica for a total amount of $89 thousand,  $80 thousand and $32 thousand, respectively. No additional sums were invoiced in the fiscal year to December 31, 2016.

Under contracts dated June 30, 2012, Enérgya VM arranged for the sale of energy produced by FAU and Hidro Nitro Española’s hydroelectric plants. Pursuant to the contracts, Enérgya VM provided energy market brokerage services and represented FerroAtlántica subsidiaries before the applicable energy market operator, the system operator and the Spanish National Markets and Competition Commission. FAU and Hidro Nitro Española paid Enérgya VM a monthly remuneration calculated as a percentage of the sales made each month by their hydroelectric power plants. These contracts came to an end in 2017 and have not been renewed. In January 2018, control and representation contracts were entered into between FAU Hidro Nitro Española and Enérgya VM, under which Energya VM represented FAU or Hidro Nitro Española (as appropriate) in delivering energy from the relevant FerroAtlántica’s hydro plants to the energy markets in the period to 2020.  For the fiscal years ended December 31, 2018, 2017 and 2016, Hidro Nitro Española invoiced Enérgya

VM for the sales made by its hydroelectric plant for a total amount of $11,874 thousand, $7,419 thousand and $5,154 thousand, respectively and FAU invoiced to Enérgya VM for the sales made by its hydroelectric plant for a total amount of $31,898 thousand, $9,803 thousand and $15,398 thousand, respectively. For the period from January 1, 2019 to completion of the FAU Disposal on August 30, 2019 when FAU ceased to be part of the Ferroglobe group of companies, FAU invoiced Enérgya VM for the sales made by its hydroelectric plants for a total amount of $12,635 thousand.

For the fiscal years ended December 31, 2018, 2017 and  2016, Hidro Nitro Española’s obligations to make payments to Enérgya VM under these agreements amounted to $46 thousand, $111 thousand and $110 thousand, respectively.  For the period from January 1, 2019 to August 30, 2019 and for the fiscal years ended December 31, 2018, 2017 and  2016, FAU’s obligations to make payments to Enérgya VM under these agreements amounted to $117 thousand, $224 thousand, $114 thousand and $391 thousand, respectively. Following each of the disposal of HNE Disposal on December 31, 2018 and the FAU Disposal on August 30, 2019 the arrangements between Hidro Nitro Española and Energya VM in relation to the sale of energy services from or to the hydro plants owned by Hidro Nitro Española and the arrangements between FAU and and Energya VM in relation to the sale of energy services from or to the hydro plants owned by FAU are no longer related party transactions.

Under an agreement dated May 29, 2018 between FAU and Enérgya VM, Enérgya VM supplies electricity for auxiliary services to FAU’s hydropower plants in Galicia, Spain. For the period from January 1, 2019 to August 30, 2019 and for the fiscal year ended December 31, 2018, FAU’s obligations to make payments to Energya VM under this agreement amounted to $66 thousand and $43 thousand, respectively.  Following the FAU Disposal, the arrangements between FAU and Energya VM in relation to the supply of energy for auxiliary services at the hydropower plants owned by FAU in Galicia, Spain are no longer related party transactions

Additionally, for the period from January 1, 2019 to August 30, 2019 and for the fiscal years ended December 31, 2018, 2017 and 2016, Enérgya VM invoiced FAU for energy supplies to auxiliary facilities for a total amount of $1 thousand, $42 thousand, $8 thousand and $7 thousand, respectively under contracts entered into in 2014. Following the FAU Disposal, the arrangements between FAU and Energya VM in relation to the supply of energy for auxiliary facilities are no longer related party transactions.

Espacio Information Technology, S.A.

Espacio Information Technology, S.A. (“Espacio I.T.”), a Spanish company wholly-owned by Grupo VM, provides information technology and data processing services to Ferroglobe PLC and certain of its direct and indirect subsidiaries: FAU (until shortly prior to the FAU Disposal when such services were assigned to Grupo FerroAtlántica de Servicios, S.L.U. (“Servicios”)), FerroAtlántica de Mexico, Silicon Smelters (Pty), Ltd. and FerroPem, SAS pursuant to several contracts.

Under a contract entered into on January 1, 2004, Espacio I.T. provided FAU with information processing, data management, data security, communications, systems control and customer support services. The contract was assigned to Servicios shortly prior to the FAU Disposal; it has a one-year term, subject to automatic yearly renewal, unless terminated with notice provided three months prior to the scheduled renewal. The base yearly amount due under the contract for these services is $641 thousand, exclusive of VAT and subject to inflation adjustment. For the period from January 1, 2019 to August 13, 2019 when the contract was assigned to Servicios and for the fiscal years ended December 31, 2018 and 2017 FerroAtlántica’s obligations to make payments to Espacio I.T. under this agreement amounted to $1,101 thousand, $954 thousand and $889 thousand, respectively. For the period from August 14, 2019 to December 31, 2019, Servicios’s obligations to make payments to Espacio IT under this agreement amounted to $552 thousand.

Under a contract entered into on January 1, 2006, Espacio I.T. provides FerroPem, SAS with information processing, data management, data security, communications, systems control and customer support services. The contract has a one-year term, subject to automatic yearly renewal, unless terminated with notice provided three months prior to the scheduled renewal. The base yearly amount due under the contract for these services is $826 thousand, exclusive of VAT and subject to inflation adjustment. For the fiscal years ended December 31, 2019, 2018 and 2017, FerroPem, SAS made obligations to make payments to Espacio I.T. under this agreement amounted to $866 thousand, $960 thousand and $911 thousand, respectively.

Under a contract entered into on June 26, 2014, Espacio I.T. provides FerroAtlántica de Mexico with information processing, data management, data security, communications, systems control and customer support services. The contract has a two-year term, subject to automatic renewal every two years, unless terminated with notice six months prior to the scheduled renewal. The base yearly amount due under the contract for these services is $20 thousand, exclusive of VAT and subject to inflation adjustment and adjustment based on the level of production of the previous year.  For the fiscal years ended December 31, 2019, 2018 and 2017 FerroAtlántica de Mexico’s obligations to make payments to Espacio I.T. under this agreement amounted to $19 thousand, $20 thousand and $19 thousand, respectively.

Under a contract entered into on January 1, 2009, Espacio I.T. provides Silicon Smelters (Pty), Ltd. with services including the maintenance and monitoring of the company’s network, servers, applications, and user workstations, as well as standard software licenses. The contract has a one‑year term, subject to automatic yearly renewal, unless terminated with notice three months prior to the scheduled renewal. The base yearly amount due under the contact is $266 thousand, subject to inflation adjustment. For the fiscal years ended December 31, 2109, 2018 and 2017, Silicon Smelters (Pty), Ltd.’s obligations to make payments to Espacio I.T. under this agreement amounted to $254 thousand, $334 thousand and $295 thousand, respectively.

Under a contract entered into on May 2, 2016, Espacio I.T. provides the Company with services including the maintenance and monitoring of its network, servers, applications, and user workstations, as well as standard software licenses at Quebec Silicon. The contract has a one‑year term, subject to automatic yearly renewal, unless terminated with notice three months prior to the scheduled renewal. The base yearly amount due under the contract is $148 thousand, subject to inflation adjustment. For the fiscal years ended December 31, 2019, 2018 and 2017, payments made under this contract to Espacio I.T. were $138 thousand, $144 thousand and $113 thousand, respectively.

Espacio I.T. also provides development services to FerroAtlántica under a contract dated July 21, 2017 for enhancements to Gesindus, FerroAtlántica’s ERP system, and hosting services in connection with the company’s document management system under a contract dated February 22, 2017, both on an ongoing basis. FerroAtlántica had transactions with Espacio I.T. under the former contract for the Gesindus development services for the fiscal years ended December 31, 2019, 2018 and 2017 of $9 thousand, $58 thousand and $131 thousand, respectively, and under the latter contract for the hosting services for the fiscal years ended December 31, 2019, 2018 and 2017 of $197 thousand, $133 thousand and $205 thousand, respectively.

Under a contract dated November 23, 2015 Espacio I.T. provided development services to FerroAtlántica for separate enhancements to Gesindus. For the fiscal years ended December 31, 2017 and 2016, FerroAtlántica paid Espacio I.T. $182 and $531 thousand, respectively, for these services which were terminated in 2017. From September 2016 to August 2019, Espacio I.T. procured for FerroAtlántica and managed its individual user and server licenses from Microsoft, on preferential terms and without charging any commission or mark-up in cost. There was no contract currently in place in relation to these arrangements and the amounts invoiced in connection with this arrangement in the fiscal years ended December 31, 2019, 2018 and 2017 were $1,161 thousand, $1,017 thousand and $326 thousand, respectively. Since August 2019, arrangements have been in place to procure these licenses from Microsoft directly or via other non-related parties. Espacio I.T. also provides Grupo FerroAtlántica with IT outsourcing services in connection with the Mangshi facility in China and provided Hidro Nitro Española with IT services, for neither of which is there a formal contract in place. The amounts invoiced in connection with these services for the fiscal years ended December 31,  2018, 2017 and 2016, $58 thousand, $88 thousand and $171 thousand, respectively paid by Grupo FerroAtlántica and $227 thousand, $232 thousand, $224 thousand, and $224 thousand, respectively paid by Hidro Nitro Española (or in the case of 2019 and 2018, by FerroAtlántica del Cinca).

For the fiscal years ended December 31, 2019, 2018 and 2017 Espacio I.T. and other subsidiaries of Grupo VM involved in the provision of IT services invoiced FAU and other subsidiaries of Grupo FerroAtlántica and Ferroglobe PLC in a total amount of $144 thousand, $302 thousand and $534 thousand, respectively.

In April 2016, the Ferroglobe Board approved a proposal to obtain certain information technology services from Espacio I.T., for a minimum term of five years, at an annual base payment of $360 thousand and requiring an initial investment of $1.7 million during 2016. While the project to which these services relate may proceed at a later date, the timeline for the procurement of these services has not been established and the investment not yet been made. No payments have been made to Espacio I.T. during 2019 in relation to these proposed arrangements.

In June 2018, FerroAtlántica signed a contract with Espacio I.T. for the development of a new Gesindus environment for its new subsidiary, FerroAtlántica del Cinca. The amounts invoiced in connection with this arrangement in fiscal year ended December 31, 2018 were $52 thousand.  This contract concluded in December 2018 and no amounts were invoiced in respect of it in the year ended December 31, 2019.

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

In 2017, FAU received the payment of $6.3 million in discharge of the consideration due from Grupo VM in respect of Grupo VM’s purchase of 2,497 shares in Alloys International Limited, a former subsidiary of FAU, under and in accordance with the terms of a share sale and purchase agreement entered into June 30, 2016.

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

On April 2, 2012 FAU entered into a lease agreement with Torre Espacio Castellana S.A (“Torre Espacio”), then a Grupo VM company, of the office premises occupied by FerroAtlántica on the 45th floor south of the Torre Espacio building in Madrid. This lease runs until 2023 and the rent payable under it is $507 thousand per annum. On August 9, 2007, FAU  entered into a lease agreement with Torre Espacio of the office premises on the 49th floor of the Torre Espacio building in Madrid and parking facilities occupied or used by FerroAtlántica there. This lease runs until 2023 and the rent payable under it is $1,056 thousand per annum.  In August 2019 the leases made with FAU were assigned to Servicios in anticipation of the FAU Disposal.  On October 1, 2019, Servicios entered into a lease agreement with Torre Espacio of office premises on the 45th floor north of the Torre Espacio building in Madrid. This lease runs for three years, renewing annually for a further three years thereafter unless terminated and the rent payable under it is $222 thousand per annum. The whole of Grupo VM’s interest in Torre Espacio Castellana S.A was sold to a third party in 2015. Torre Espacio Gestión SLU, a wholly owned subsidiary of Grupo VM, manages the premises which are the subject of the leases on behalf of Torre Espacio, including collecting rents and other payments under the terms of the leases from FerroAtlántica on behalf of Torre Espacio.

 Aurinka and the Solar JV

Javier López Madrid, the Company’s Executive Chairman and a member of the Board, currently owns approximately 100% of the outstanding share capital of Financiera Siacapital which, in turn, holds a 31.33% interest in Aurinka International, S.L. (“Aurinka Int”) and a 31.33% interest in Blue Power. Blue Power is a party to the Solar JV entered into by FerroAtlántica group with Aurinka Photovoltaic Group, S.L. (“Aurinka PV”).  Aurinka PV is almost 100% owned by Aurinka Value, S.L., a company which also owns a 31.66% interest in Aurinka Int. Blue Power owns certain intellectual property contributed to the joint venture and provided certain technology consulting services to it, as summarized below.

The remaining equity interests in Blue Power and Aurinka Value, S.L. are owned by third party outside investors. In July 2019 certain changes were made to the terms of the Solar JV to effect its unwinding, as a result of which FerroAtlántica group acquired 100% of the share capital of the operating company set up as part of the joint venture to build and operate the pilot plant for the Solar JV (“OpCo”) and FerroAtlántica group’s wholly owned subsidiary, Silicio Ferrosolar, S.L.U. (“SFS”) disposed of 1% of its interest in the research and development company (“R&DCo”) formed to license or develop and own certain intellectual property used in connection with the Solar JV. These changes are described further below.

In 2016, FAU entered into a project with Aurinka PV for a feasibility study and basic engineering for a UMG solar silicon manufacturing plant. Purchases under this project were approximately $3.4 million for 2016.

On December 20, 2016, FerroAtlántica and its wholly owned subsidiaries, FAU and SFS entered into the Solar JV Agreement with Blue Power and Aurinka PV providing for the formation and operation of a joint venture with the purpose of producing UMG solar silicon. The entry into the joint venture pursuant to the Solar JV Agreement was subject to certain conditions precedent, including the satisfactory completion of an ex-ante verification procedure in relation to the ability of the technology to be contributed to the joint venture by Blue Power to meet certain technical and cost parameters and the authorization of the joint venture by Ferroglobe PLC, Blue Power and Aurinka PV’s management bodies. All these conditions precedent were met during 2017 and the Solar JV Agreement became fully binding.

Under the Solar JV Agreement, FerroAtlántica indirectly owned 75% of OpCo , which owns certain assets comprising, among others, constructions at Sabón and a UMG solar silicon plant at Puertollano, Spain.  SFS owned 51% of R&DCo, the company formed as part of the joint venture to hold certain intellectual property rights and know-how contributed by Blue Power and SFS.  R&DCo licensed such intellectual property rights and know-how to OpCo. Pursuant to the Solar JV Agreement, FerroAtlántica and other subsidiaries committed to incur capital expenditure, subject to the approval of the joint venture board, in connection with the joint venture of up to a maximum of $133,000 thousand over an initial phase of up to 2 years. During the fiscal years ended December 31, 2018 and 2017, FerroAtlántica and other subsidiaries paid Aurinka PV $4,252 thousand and $3,611 thousand, respectively, in connection with the project. Further investment in the joint venture was to be determined as the joint venture progressed. In connection with the Solar JV Agreement, FAU obtained a loan of approximately $50,000 thousand (“the REINDUS Loan”) from the Spanish Ministry of Industry and Energy (“the Ministry”) for the purpose of building and operating the UMG solar silicon plant. In November 2018, FAU agreed to transfer to OpCo certain assets which had been acquired with the proceeds of the REINDUS Loan and used exclusively by OpCo in connection with the joint venture in consideration of OpCo assuming liability for the REINDUS Loan. The request for this novation was formally submitted to the Ministry in November 2018.  On September 25, 2017, OpCo entered into an agreement with Caiz Salceda SLU (“Salceda”), a company ultimately owned by members of the Villar Mir family (who are related to Javier Lopez Madrid by marriage), under which Salceda agrees to construct on its land and lease to the OpCo and to operate and maintain for a term of 25 years a pilot plant for power generation from photovoltaic panels produced with UMG solar silicon, in return for ownership of all power generated at the plant.  On June 13, 2016, SFS entered into a loan agreement with Blue Power under which SFS advanced a principal sum of over $9,000 thousand to Blue Power in connection with the project. As at December 31, 2016 the amount outstanding under the loan agreement was $9,845 thousand. On February 24, 2017, the loan was novated to OpCo as part of a capital injection by Blue Power to OpCo and on August 1, 2019 the loan was novated to FerroAtlantica.

In July 2019, the Solar JV was unwound on the following terms:

•	FerroAtlántica acquired the whole of the share capital of OpCo for €1;
•

Aurinka PV acquired 1% of SFS’s interest in the share capital of R&DCo for €1, such that, following such disposal, R&DCo is owned as to 50% by SFS and, following the disposal of its 49% shareholding by Blue Power to Aurinka PV, 50% by Aurinka PV;

•	SFS agreed to sell certain patents to R&DCo for €1;
•	arrangements were made between;
o

Aurinka PV and OpCo pursuant to which Aurinka PV will continue to maintain the Puertollano plant for a monthly fee of $33.6 thousand and for a maximum term expiring on December 31, 2020. Amounts paid pursuant to these arrangements in the fiscal year ended December 31, 2019 totalled $404;

o	Aurinka PV and FerroAtlántica, FAU and Opco for the payment by the latter of the sum of $2,800 thousand and the grant by Opco to Aurinka of an option to purchase certain equipment with a book value of approximately $6,721 thousand for the sum of $1,120 thousand, in satisfaction of any claim Aurinka PV might otherwise have in relation to the termination of the Solar JV;
o

Aurinka PV and FerroAtlántica, Silicio and Opco for the marketing and promotion of the sale of the OpCo and SFS’s rights in R&DCo, including a right of first refusal to Aurinka PV to purchase such assets owned by Opco on equivalent terms to those offered by a third party buyer during the period ending December 31, 2020 and a right of first refusal to Aurinka PV to purchase the 50% shares in R&DCo owned by SFS.

•

save as set out above, all arrangements in place with Blue Power or Aurinka PV in relation to OpCo or R&DCo and any rights or claims which Aurinka PV or Blue Power might have in relation thereto were brought to an end.

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

Shareholder litigations

On January 22, 2019, a claimed shareholder plaintiff, Lance Treankler, filed a putative class action complaint against Ferroglobe PLC, former CEO Pedro Larrea and former CFO Phillip Murnane in the U.S. District Court for Southern District of New York in Manhattan, seeking money damages for alleged violations of U.S. securities laws.  Plaintiff alleges, inter alia, that certain of the Company’s public disclosures prior to its November 26, 2018 third quarter earnings press release were materially false or misleading when made and failed to disclose material adverse facts about the Company’s business, operations, and prospects.  On March 19, 2019, another claimed shareholder plaintiff, Jam-Wood Holdings LLC, filed a substantially identical complaint in the same court, which was consolidated with the Treankler action, with Mr. Treankler serving as lead plaintiff.  In September 2019, the Company moved to dismiss the operative complaint in the consolidated action for failure to state a valid claim.  The motion is fully briefed and a decision is pending.

In December 2019, another claimed shareholder plaintiff, Paul Mikula, filed a shareholder derivative action in New York state court against the Company’s current and certain former directors, asserting derivative claims for breach of fiduciary duty, corporate waste and unjust enrichment, based on factual allegations substantially similar to those made in the Treankler litigation. The defendants believe plaintiff’s allegations are of no merit and intend to move to dismiss the case.

Asbestos-related claims

Certain employees of FerroPem, SAS, then known as Pechiney Electrometallurgie, S.A. (“PEM”), may have been exposed to asbestos at its plants in France in the decades prior to FerroAtlántica Group’s purchase of that business in December 2004. During the period in question, PEM was wholly-owned by Pechiney Bâtiments, S.A., which had certain indemnification obligations to FerroAtlántica pursuant to the 2004 Share Sale and Purchase Agreement under which our FerroAtlántica acquired PEM.  As of the date of this annual report, approximately 96 such employees have “declared” asbestos-related injury to the French social security agencies, based either on the occurrence of work accidents (“accident du travail”) or on administrative recognition of an occupational disease (“maladie professionelle”). Of these, approximately 75 cases are closed, approximately 21 are pending before the French social security agencies or courts and, of the latter, 12 include assertions of “inexcusable negligence” (“faute inexcusable”) which, if upheld, may lead to material liability on the part of FerroPem.  Other employees may declare further asbestos-related injuries in the future, and may likewise assert inexcusable negligence. Litigation against, and material liability on the part of, FerroPem will not necessarily arise in each case, and to date a majority of such declared injuries have been minor and have not led to significant liability on Ferropem’s part. Whether material liability will arise is determined case-by-case, often over a period of years, depending on, inter alia, the evolution of the claimant’s asbestos-related condition, the possibility that the claimant was exposed while working for other employers and, where asserted, the claimant’s ability to prove inexcusable negligence on PEM’s part. Because of these and other uncertainties, no reliable estimate can be made of FerroPem’s eventual liability in these matters, with exception of three grave cases that were litigated through the appeal process and in which claimants’ assertions of inexcusable negligence were upheld against FerroPem. Liabilities in respect to asbestos-related claims have been recorded at December 31, 2019 at an estimated amount of $1,166 thousand.

Environmental matters

On August 31, 2016, the U.S. Department of Justice (the “DOJ”) requested a meeting with GMI to discuss potential resolution of a July 1, 2015 NOV/FOV that GMI received from the U.S. Environmental Protection Agency (the “EPA”) alleging certain violations of the Prevention of Significant Deterioration (“PSD”) and New Source Performance Standards provisions of the Clean Air Act associated with a 2013 project performed at GMI’s Beverly facility. Specifically, the July 2015 NOV/FOV alleges violations of the facility’s existing operating and construction permits, including allegations related to opacity emissions, sulfur dioxide and particulate matter emissions, and failure to keep necessary records and properly monitor certain equipment. On October 27, 2016, GMI met with the DOJ and the EPA to discuss the alleged violations, GMI’s preliminary assessment of those alleged violations, and its possible defenses to the NOV/FOV. As a result of that meeting, GMI has agreed to the authorities’ request that GMI prepare an assessment of Best Available Control Technologies (“BACT”) that could be applicable to the facility under the federal PSD program, to conduct a ventilation study to assess emissions at the facility, and to continue discussions with the government regarding an appropriate resolution of the NOV/FOV by consent. In February 2017, the EPA formally issued a request under Section 114 of the Clean Air Act, requiring GMI to conduct a ventilation study that GMI had previously agreed to conduct. On January 4, 2017, GMI received a second NOV/FOV dated December 6, 2016, arising from the same facts as the July 2015 NOV/FOV and subsequent EPA inspections. The second NOV/FOV alleges opacity exceedances at certain units, failure to prevent the release of particulate emissions through the use of furnace hoods at a certain unit, and the failure to install Reasonably Available Control Measures (as defined) at certain emission units at the Beverly facility. As part of the ongoing consent process to resolve the NOVs/FOVs, the authorities could demand that GMI install additional pollution control equipment or implement other measures to reduce emissions from the facility, as well as pay a civil penalty. GMI’s environmental consultants have completed the ventilation study and a Ventilation Evaluation Report documenting the same, which GMI provided to the EPA on October 6, 2017.  Since that time, GMI and the authorities have continued negotiations regarding potential resolution of the NOV/FOVs, which negotiations are ongoing.  At this time, however, GMI is unable to determine the extent of potential injunctive relief or the amount of civil penalty a negotiated resolution of this matter may entail. Should the DOJ and GMI be unable to reach a negotiated resolution of the NOVs/FOVs, the authorities could institute formal legal proceedings for injunctive relief and civil penalties. The statutory maximum penalty is $93,750 per day per violation, from April 2013 to the present.

Matters pertaining to Mr. López Madrid

The legal proceedings described below are pending in Spain in which Mr. López Madrid has been called as “investigado” by a Spanish criminal investigative court. At the conclusion of criminal investigatory proceedings, the relevant Spanish court may determine to withdraw the investigation without issuing formal charges, excuse certain parties previously called “investigado” on the basis that there is insufficient evidence to issue formal charges, or issue formal charges or indictments against specific named parties.

On October 25, 2012, Mr. López Madrid was called as “investigado” along with several other directors of Bankia, S.A. and Banco Financiero y de Ahorros, S.A. (“BFA”), by a Spanish court investigating whether they were involved in the misrepresentation of the financial condition of Bankia, S.A. in connection with its initial public offering. The public prosecutor did not file formal charges against Mr. López Madrid and asked the Court for the termination of the proceedings regarding Mr. López Madrid. However, in Spanish criminal proceedings private parties (such as political parties, unions or private investors) can also accuse “investigados” in a proceeding and, in the case at hand, some of the private accusing parties did include Mr. López Madrid in their accusation briefs and therefore Mr. López Madrid is deemed an accused party. As publicly announced, Mr. López Madrid and his family were themselves damaged as a result of the initial public offering as they invested in shares and lost approximately 20 million euros. Mr. López Madrid has advised the Company that he vehemently denies the allegations against him in this matter.  On November 26, 2018, the Spanish court commenced a trial on the aforementioned private party accusations, which concluded on October 1, 2019.  The court’s issuance of verdicts is pending.

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

________________________________________

1For simplicity, this summary uses the term “investigado”, although the accurate term for the equivalent status in those proceedings initiated prior to October 2015 is “imputado.”

Dividend policy

Our Board intends to declare annual (or final) dividends and interim dividends, payable quarterly, to be reviewed each year, but this will depend upon many factors, including the amount of our distributable profits as defined below. Pursuant to the Articles, and subject to applicable law, the Company may by ordinary resolution declare dividends (which shall not exceed the amounts recommended by the Board), and the Board may decide to pay interim dividends. The Articles provide that the Board may pay any dividend if it appears to them that the profits available for distribution permit the payment. Under English law, dividends may only be paid out of distributable reserves of the Company or distributable profits, defined as accumulated realized profits not previously utilized by distribution or capitalization less accumulated realized losses to the extent not previously written off in a reduction or reorganization of capital duly made, as reported to Companies House, and not out of share capital, which includes the share premium account. Further, a U.K. public company may only make a distribution if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves, and if, and to the extent that, the distribution does not reduce the amount of those assets to less than such aggregate. Distributable profits are determined in accordance with generally accepted accounting principles at the time the relevant accounts are prepared. The amount of Ferroglobe’s distributable profits is thus a cumulative calculation. Ferroglobe may be profitable in a single year but unable to pay a dividend if the profits of that year do not offset all the previous years’ accumulated losses. The shareholders of Ferroglobe may by ordinary resolution on the recommendation of the Board decide that the payment of all or any part of a dividend shall be satisfied by transferring non-cash assets of equivalent value, including shares or securities in any corporation.

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

B.    Significant Changes

In the third quarter of 2019, Grupo FerroAtlántica S.A.U., as sole shareholder of FerroAtlántica. S.A.U., effected a corporate reorganization of FerroAtlántica, S.A.U. in order to spin off certain parts of its business into separate entities and sell the remainder.  First, on April 2, 2019, FerroAtlántica, S.A.U. transferred  the financial branch of its business, consisting of shares, quotas and/or shareholding interests in other companies,  to a newly created limited liability company named FerroAtlántica Participaciones, S.L.U.

Second, on August 13, 2019, Grupo FerroAtlántica. S.A.U. effected spinoffs  of certain other branches of FerroAtlántica, S.A.U.’s business, as follows:  the ferroalloy and silicon metal businesses historically associated with FerroAtlántica, S.A.U.’s Boo manufacturing plant were transferred to a newly created limited liability company named FerroAtlántica de Boo, S.L.U.; the ferroalloy and silicon metal businesses historically associated with FerroAtlántica, S.A.U.’s Sabón manufacturing plant were transferred to a newly created limited liability company named FerroAtlántica de Sabón, S.L.U.; and FerroAtlántica, S.A.U.’s central corporate services unit located in Madrid was transferred to a newly created limited liability company named Grupo FerroAtlántica de Servicios, S.L.U.

Third, on August 30, 2019, Grupo FerroAtlántica, S.A.U. sold its 100% interest in the remainder of FerroAtlántica, S.A.U. to Kehlen Industries Management, S.L.U., an affiliate of U.S.-based TPG Sixth Street Partners.  The FerroAtlántica, S.A.U. assets transferred by means of this transaction included ten hydroelectric power plants and the Cee-Dumbría ferroalloys manufacturing plant, all located in the province of A Coruña, Spain. Simultaneously, Grupo FerroAtlántica, S.A.U. signed a long-term tolling agreement with FerroAtlántica, S.A.U., under which the former is the exclusive off-taker of the Cee-Dumbría plant’s finished goods and supplies the plant with key raw materials.

On July 31, 2017, the Company entered into an accounts receivable securitization program, where trade receivables generated by the Company’s subsidiaries in the United States, Canada, Spain and France were sold to Ferrous Receivables DAC, a special purpose entity domiciled and incorporated in Ireland (the “SPE”). The program was initially financed by ING Bank N.V., as senior lender, and Finacity Capital Management Inc. (“Finacity”), as intermediate subordinated lender and control party. As sales of the Company’s products to customers occurred, eligible trade receivables were sold to the SPE at an agreed upon purchase price. On December 10, 2019, the Company refinanced the program and amended and restated its terms; the SPE repaid the remaining senior loans to ING with the proceeds of new senior loans issued by an affiliate of  U.S.-based Sound Point Capital Management LP, Finacity remains as intermediate subordinated lender and the Company’s European subsidiaries continue as senior subordinated and junior subordinated lenders. The Company’s subsidiaries in the United States and Canada repurchased all outstanding receivables that had they had previously sold to the SPE so that such receivables could form part of the borrowing base for the North American asset-based revolving credit facility (the “ABL Revolver”). This program has a two-year term expiring December, 10, 2021. The Company does not own shares in the SPE or have the ability to appoint its directors.

On September 6, 2019, Globe Argentina Holdco LLC, an indirect subsidiary of Globe Specialty Metals, Inc., sold its 100% interest in Poland-based cored wire manufacturer UltraCore Polska sp. z.o.o, to Spain-based Cedie 2018, S.A.

On October 11, 2019, Globe Specialty Metals, Inc. and QSIP Canada ULC, as borrowers, entered into a new, five-year $100 million North American asset-based revolving credit facility (the “ABL Revolver”), between and PNC Bank, National Association (“PNC”), as lender and agent. The initial drawing under the ABL Revolver was used, along with Company cash, to discharge in full the Company’s obligations under the prior Revolving Credit Facility, to repurchase North American accounts receivable from the Company’s accounts receivable securitization program, and to pay associated fees and expenses. The maximum amount available under the ABL Revolver is subject to a borrowing base comprising North American inventory and accounts receivable of Globe and QSIP. The relevant credit agreement contains no leverage-based or financial ratio-based covenants.

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

C.    Material Contracts

Asset-Based Loan

On October, 11, 2019, Ferroglobe subsidiaries Globe Specialty Metals, Inc., and QSIP Canada ULC, as borrowers, entered into a Credit and Security Agreement for a new $100 million north American asset-based revolving credit facility (the “ABL Revolver”), with PNC Bank, N.A., as lender.

The maximum advances granted by the lender are up to the lesser of (a) $100 million and (b) the Formula Amount. The Formula Amount at any time will be determined by referent to the most recent Borrowing Base Certificate delivered to PNC Bank, N.A. (the Agent), and is equal to (a) up to 85% of Eligible Receivables plus (b) the lesser of:

•	up to 75% of the cost of Eligible Inventory and eligible foreign-in transit inventory;
•	up to 85% of the appraised net orderly liquidation value of Eligible inventory, minus (c) Reserves, if any.

The Formula Amount is subject to the following limits:

•	inventory to account for up to 65% of the Formula Amount;
•	Canadian inventory up to $20 million;
•	eligible in-transit inventory of up to $10 million;
•	consigned inventory of up to $7.5 million;
•	stores and spare parts inventory of up to $2 million;
•	packaging materials inventory of up to $500 thousand; and
•	receivables aged 90 to 120 days due of up to $5 million.

Subject to certain exceptions, loans under the ABL Revolver may be borrowed, repaid and reborrowed at any time until the facility’s expiration date. The legal maturity date of the ABL Revolver is October 11, 2024, which is five years after the initial drawdown under the facility. Notwithstanding this, the terms of the facility provide a spring forward provision which requires the ABL Revolver to be repaid on the date which is three (3) months prior to the maturity date of the senior Notes (March 1, 2022), which would currently imply a facility repayment date of December 1, 2021. This spring forward provision would adjust in respect of a refinancing of the senior Notes to be the date which is three (3) months prior to the date of any permitted refinancing of the Notes. There is a provision in the ABL Revolver credit agreement which requires the approval of PNC Bank, as agent on behalf of the lender, to the terms of any refinancing of the senior unsecured notes and provides, inter alia, that the maturity date of such refinancing shall be no earlier than January 9, 2025.

Interest rates

Under the ABL Revolver, and in respect of LIBOR Rate Loans, the interest to be paid will be LIBOR plus aplicable margin, and in respect of Domestic Rate Loans, the interest will be ABR plus aplicable margin. ABR shall mean the highest of (i) the PNC Bank prime rate, (ii) overnight bank funding rate plus 0.5% and (iii) daily LIBOR plus 1.0%.

The aplicable margin is based on the average undrawn availability of the ABL Revolver. The undrawn availability is an amount equal to:

•	the lesser of (i) $100 million and (ii) the Formula Amount; minus
•	the maximum undrawn amount of all outstanding letters of credit; minus
•	the outstanding amount of revolving advances and swing loans.

Therefore, three levels are established depending on the average undrawn availabity. The Level I means that the average undrawn availability is higher than 66.7%, the applicable LIBOR rate margin will be 2.50% and the aplicable Domestic rate margin will be 1.50%. The Level II means that the average undrawn availability is between 33.3% to 66.7%, the applicable LIBOR rate margin will be 2.75% and the applicable Domestic rate margin will be 1.75%. The Level III means if average undrawn availability is lower or equal to 33.3%, the applicable LIBOR rate margin will be 3.00% and the Domestic rate margin will be 2.00%. As a result, the applicable margin from the Closing date of the ABL Revolver to January 1, 2020, will be Level III rate. Thereafter, effective as of the first day of each calendar quarter, the rate corresponding to the average daily undrawn availability for the most recently completed calendar quarter.

Guarantees and security

Ferroglobe PLC was not required to provide a guarantee of the ABL Revolver, but entered into a Non-Recourse Pledge Agreement with lender in respect of its shares in Globe Specialty Metals, Inc..

Covenants

The ABL Revolver contains certain affirmative covenants relating to, among other things: (i) preservation of existence; (ii) payment of taxes; (iii) continuation of business; (iv) maintenance of insurance on its properties and assets; (v) maintenance and protection of rights of properties; (vi) visitation rights granted to the Administrative Agent and (vii) maintain and keep proper books of record and account. The ABL Revolver also contains certain negative covenants, relating to, among other things: (i) debt; (ii) liens; (iii) liquidations, mergers or consolidation; (iv) amendment of organizational documents; (v) restricted payments (including dividends, distributions, issuances of equity interests, redemptions and repurchases of equity interests); (vi) sale and leaseback transactions and (vii) further negative pledges. The ABL Revolver does not contain any leverage-based or financial ratio-based covenants, but requires minimum undrawn availability of $10,000 thousand and a restricted cash reserve of $22,500 thousand.

Senior Notes due 2022

On February 15, 2017, Ferroglobe and Globe (together, the “Issuers”) issued $350 million aggregate principal amount of 9.375% senior unsecured notes due 2022 (the “Notes”) pursuant to the Indenture. The interest on the Notes is payable semi-annually on March 1 and September 1 of each year, commencing on September 1, 2017. At any time prior to March 1, 2019, the Issuers may redeem all or a portion of the Notes at a redemption price based on a “make-whole” premium. At any time on or after March 1, 2019, the Issuers may redeem all or a portion of the Notes at redemption prices varying based on the period during which the redemption occurs. In addition, at any time prior to March 1, 2019, the Issuers may redeem up to 35% of the aggregate principal amount of the Notes with the net proceeds from certain equity offerings at a redemption price of 109.375% of the principal amount of the Notes, plus accrued and unpaid interest. The Issuers have agreed to pay certain additional amounts in respect of any withholdings or deductions for certain types of taxes in certain jurisdictions on payments to holders of the Notes. The Notes are senior unsecured obligations of the Issuers and are guaranteed on a senior basis by certain subsidiaries of Ferroglobe. The Notes are listed on the Irish Stock Exchange.

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

REINDUS Loan

On September 8, 2016, FerroAtlántica, S.A.U., as borrower, and the Spanish Ministry of Industry, Tourism and Commerce (the “Ministry”), as lender, entered into a loan agreements under which the Ministry made available to the borrower a loan in aggregate principal amount of €44.9 million, in connection with the industrial development projects relating to our solar grade silicon project. FAU transferred the loan to OPCO before its sale. See “Item 4.B.—Information on the Company—Business Overview—Research and Development (R&D)—Solar grade silicon.” The loan of €44.9 million is to be repaid in seven installments over a 10‑year period with the first three years as a grace period.  Interest on outstanding amounts under each loan accrues at an annual rate of 2.29%. As of December 31, 2019, the balance of the remaining loan has been presented within current Non current and Current liabilities.

Use of the proceeds of the outstanding loan was limited to the period between January 1, 2016 and May 24, 2019. On May 24, 2019, a report on uses of the loan was presented to the Ministry.

Securitization of trade receivables

On December 10, 2019,  the Company refinanced the Program and amended the accounts receivables securitization program (the “Program”) where trade receivables held by the Company’s subsidiaries in Spain are sold to a special purpose “designated activity company” domiciled and incorporated in Ireland (the “SPE”). Eligible receivables are sold to the SPE on an on-going basis at an agreed upon purchase price of approximately 98% (2018: 99%) of their invoiced amount. Part of the purchase consideration is funded upfront in cash and part is deferred in the form of senior subordinated and junior subordinated loans from the selling entities to the SPE. Up to $150,000 thousand of upfront cash consideration can be provided by the SPE under the Program, financed by Soundpoint Capital Management, LLP, as senior lender and Finacity Capital Management Inc., as intermediate subordinated lender. In respect of trade receivables outstanding at December 31, 2019 the SPE had provided upfront cash consideration of approximately $58,339 thousand (2018: $227,360 thousand). The program has a two-year term until December 10, 2021.

The Company is also engaged as master servicer to the SPE whereby the Company is responsible for the cash collection, reporting and cash application of the sold receivables. As master servicer, the Company earns a fixed rate management fee due to the purchase discount percentage but depends on the volume of assets and an additional servicing fee which entitles the Company to a residual interest upon monthly liquidation of the SPE. The additional servicing fee will only be paid out on monthly liquidation of the SPE and from any excess cash flows remaining after all lenders to the SPE have been repaid.

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

Foreign exchange rate risk

Ferroglobe generates sales revenue and incurs operating costs in various currencies. The prices of finished goods are to a large extent determined in international markets, primarily in U.S. Dollars and Euros. Foreign currency risk is partly mitigated by the generation of sales revenue, the purchase of raw materials and other operating costs being denominated in the same currencies. Although it has done so on occasions in the past, and may decide to do so in the future, the Company does not generally enter into foreign currency derivatives in relation to its operating cash flows.

Notes and cross currency swap

In February 2017, the Company completed a restructuring of its finances which included the issuance of $350,000 thousand 9.375% senior notes due 2022 (the “Notes”) and the repayment of certain existing indebtedness denominated in a number of currencies across its subsidiaries. The Company is exposed to foreign exchange risk as the interest and principal of the Notes is payable in US dollars, whereas its operations principally generate a combination of U.S. Dollar and Euro cash flows. Following approval by the Board, the Company entered into a cross-currency interest rate swap (the “CCS”) to exchange 55% of the principal and interest payments due in U.S. Dollars for principal and interest payments in Euros. Under the CCS, on a semi-annual basis the Company will receive interest of 9.375% on a notional amount of $192,500 thousand and pay interest of 8.062% on a notional amount of €176,638 thousand and it will exchange these Euro and U.S.

Dollar notional amounts at maturity of the Notes in 2022. The timing of payments of interest and principal under the CCS coincide exactly with those of the Notes. The fair value of the CCS at December 31, 2019 was a liability of $9,600 thousand (2018: $20,384 thousand).

The Parent Company, which has a Euro functional currency, has designated $150,000 thousand of the notional amount of the CCS as a cash flow hedge of the variability of the Euro functional currency equivalents of the future US dollar cash flows of $150,000 thousand of the principal amount of the Notes. The remaining $42,500 thousand of the notional amount of the CCS is not designated as a cash flow hedge and is accounted for at fair value through profit or loss. The Company has performed a sensitivity analysis that indicates that if the Euro was to strengthen (weaken) against the US Dollar by 10% it would record a loss (gain) of $4,724 thousand in respect of the portion of the CCS accounted for at fair value through profit or loss (2018: $4,615 thousand). In March 2020, the Company has cancelled the CCS, see Note 30 Events after the reporting period.

Interest rate risk

Ferroglobe is exposed to interest rate risk in respect of its financial liabilities that bear interest at floating rates. These primarily comprise credit facilities and lease commitments for lease agreements following IFRS 16 implementation.

At December 31, the Company’s interest-bearing financial liabilities were as follows:

	2019
	Fixed rate	Floating rate	Total
	US$'000	US$'000	US$'000
Bank borrowings	—	158,999	158,999
Lease liabilities	—	25,872	25,872
Debt instruments	354,951	—	354,951
Other financial liabilities (*)	56,939	—	56,939
	411,890	184,871	596,761

(*)  Other financial liabilities comprise loans from government agencies and exclude derivative financial instruments.

	2018
	Fixed rate	Floating rate	Total
	US$'000	US$'000	US$'000
Bank borrowings	—	141,012	141,012
Obligations under finance leases	—	66,471	66,471
Debt instruments	352,595	—	352,595
Other financial liabilities (*)	61,849	—	61,849
	414,444	207,483	621,927

(*)     Other financial liabilities comprise loans from government agencies and exclude derivative financial instruments.

The Company’s finance leases related to its Spanish hydroelectrical installations bear interest at a floating rate tied to EURIBOR. In May 2012, the Company entered into interest rate swaps to fix the interest payable in respect of these lease obligations, Spanish hydroelectrical assets have been sold at August 30, 2019, the lease and its interest rate swap was paid totally by Ferroglobe before the sale of the business. During the year ended December 31, 2019, the Company did not enter into any new interest rate derivatives. The market value of the Company’s interest rate swap derivatives at December 31, 2019 was nil, compared to a liability of $3,079 thousand at December 31, 2018.

In respect of the above financial liabilities, at December 31, 2019, the Company had floating to fixed interest rate swaps in place covering 0% of its exposure to floating interest rates (2018: 31%).

At December 31, 2019, an increase of 1% in interest rates would have given rise to additional borrowing costs of $2,232 thousand (2018: $1,425 thousand).

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

Since August 2017, the Company has sold substantially all of the trade receivables generated by its subsidiaries in the U.S., Canada, Spain and France to an accounts receivable securitization program. This has enabled it to monetize these assets earlier and significantly reduce working capital. On October 11, 2019, the Company’s subsidiaries in the United States and Canada repurchased all outstanding receivables that had they had previously sold to the SPE so that they could form part of the borrowing base for the North American asset-based revolving credit facility (the “ABL Revolver”).

Liquidity risk

The purpose of the Company’s liquidity and financing policy is to ensure that the Company keeps sufficient funds available to meet its financial obligations as they fall due. The Company’s main sources of financing are as follows:

•

$350,000 thousand aggregate principal amount of 9.375% senior unsecured notes due March 1, 2022 (the “Notes”). The proceeds from the Notes, issued by Ferroglobe and Globe (together, the “Issuers”) on February 15, 2017, were primarily used to repay certain existing indebtedness of the Parent Company and its subsidiaries. Interest is payable semi-annually on March 1 and September 1 of each year. If Ferroglobe experiences a change of control, the Company is required to offer to redeem the Notes at 101% of their principal amount (further information below).

•

$150,000 thousand accounts receivables securitization program. Trade receivables held by the Company’s subsidiaries in Spain and France are sold to a special purpose “designated activity company” domiciled and incorporated in Ireland (the “SPE”). Eligible receivables are sold to the SPE on an on-going basis at an agreed upon purchase price of approximately 98% (2018: 99%) of their invoiced amount. The program has a two-year term until December 10, 2021. In respect of trade receivables outstanding at December 31, 2019 the SPE had provided upfront cash consideration of approximately $58,339 thousand (2018: $227,360 thousand).

•

$100,000 North-American asset-based, revolving credit facility (the “ABL Revolver”). Loans under the ABL Revolver may be borrowed, repaid and reborrowed at any time until the facility’s expiration date. The legal final maturity date of the ABL Revolver is October 11, 2024. The terms of the facility provide a spring forward provision which requires the ABL Revolver to be repaid on the date which is three months prior to the maturity date of the Company’s senior Notes (March 1, 2022), which would currently imply a facility repayment date of December 1, 2021. At December 31, 2019 $58,049 thousand was utilized.

The Indenture governing the Notes includes change of control provisions that would require the Company to offer to redeem the outstanding senior Notes at a purchase price in cash equal to 101% of the principal amount of the Notes, plus any accrued and unpaid interest in the event of a change of control.  A change in control is defined in the Indenture as the occurrence of any of the following:

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

GVM currently owns approximately 54% of the Company’s voting stock, and a significant majority of GVM’s shares in the Company are pledged as collateral for GVM’s obligations to certain of its lenders. A change of control may occur if a person other than a Permitted Holder (as defined in Note 27) were to acquire 35% or more of the Company’s outstanding shares at a time when the Permitted Holders held an equal or lesser percentage. While GVM maintains its current shareholding, a change of control cannot occur. Based on the provisions cited above, a change of control as defined in the Indenture is unlikely to occur but the matter it is beyond the Company’s control. If a change of control were to occur, the company may not have sufficient financial resources available to satisfy all of its obligations.

Management has evaluated the potential impact from the coronavirus outbreak on the Company results of operations and liquidity finding difficult to develop a reliable estimate of the potential impact on the results of operations and cash flow at this time, but the downside scenario analysis supports an expectation that the Company will have cash headroom to continue to operate throughout the following twelve months (see Note 3).

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A.    Debt Securities.

Not applicable.

B.    Warrants and Rights.

Not applicable.

C.    Other Securities.

Not applicable.

D.    American Depositary Shares.

Not applicable.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None of these events occurred in any of the years ended December 31, 2019, 2018 and 2017.

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

C. Attestation report of the registered public accounting firm

The report of Deloitte, S.L., our Independent Registered Public Accounting Firm, on our internal control over financial reporting is included herein.

D.Changes in internal control over financial reporting

There has been no change in our internal control over financial reporting that occurred during 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table provides information on the aggregate fees billed by our principal accountant Deloitte or by other firms, to Ferroglobe PLC and subsidiaries, classified by type of service rendered for the periods indicated, in thousands of U.S. Dollars:

($ thousands)	2019	2018
Audit Fees	5,206	6,007
Audit-Related Fees	11	20
Tax Fees	29	84
Total	5,246	6,111

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

ITEM 18.     FINANCIAL STATEMENTS.

Our Consolidated Financial Statements are included at the end of this annual report.

ITEM 19.     EXHIBITS.

Exhibit No.	Exhibit Description
1.1	Articles of Association of Ferroglobe PLC, dated as of October 26, 2017 (incorporated by reference to Exhibit 1.1 to the annual report on Form 20-F filed by the Company on April 30, 2018)

2.1	Description of securities (filed herewith to exhibit 2.1 to the annual report on Form 20-F filed by the Company on May 29, 2020)

3.1

Amended and Restated Shareholder Agreement, dated as of November 21, 2017, between Grupo VM and Ferroglobe (incorporated by reference to Exhibit 3.1 to the annual report on Form 20-F filed by the Company on April 30, 2018)

3.2

Amendment No. 1, dated January 23, 2018, to the Grupo VM Shareholder Agreement, between Grupo VM and Ferroglobe (incorporated by reference to Exhibit 3.2 to the annual report on Form 20-F filed by the Company on April 30, 2018)

3.3

Shareholder Agreement, dated as of December 23, 2015, between Alan Kestenbaum, certain of his affiliates and Ferroglobe (incorporated by reference to Exhibit 4.3 to the registration statement on Form F‑1 filed by the Company on February 18, 2016)

4.1

Amended and Restated Business Combination Agreement, dated as of May 5, 2015, by and between Globe, Grupo VM, FerroAtlántica, Ferroglobe and Merger Sub (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8‑K filed by Globe with the SEC on May 6, 2015)

4.2

Letter Agreement, dated November 11, 2015, by and among Globe, Grupo VM, FerroAtlántica, Ferroglobe and Merger Sub (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8‑K filed by Globe with the SEC on November 12, 2015)

4.3

First Amendment to Amended and Restated Business Combination Agreement, dated September 10, 2015 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8‑K filed by Globe with the SEC on September 11, 2015)

4.4

Credit and Security Agreement dated October 11, 2019 among, inter alia, PNC Bank, NA, Globe Specialty Metals, Inc. and QSIP Canada ULC  (filed herewith to exhibit 4.4 to the annual report on Form 20-F filed by the Company on May 29, 2020)

Exhibit No.	Exhibit Description
4.5

Indenture governing the $350,000,000 aggregate principal amount of 9.375% senior unsecured due 2022, dated as of February 15, 2017, among Ferroglobe PLC and Globe Specialty Metals, Inc., as Issuers, the Guarantors party thereto and Wilmington Trust, National Association, as Trustee, Registrar, Transfer Agent and Paying Agent (incorporated by reference to Exhibit 4.35 to the annual report on Form 20-F filed by the Company on May 1, 2017)

4.6†

Employment Agreement, dated January 27, 2011, between Globe and Alan Kestenbaum (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10‑Q filed by Globe with the SEC on May 12, 2011)

4.7†

Amendment, dated February 22, 2015, to the Employment Agreement, dated January 27, 2011, between Globe and Alan Kestenbaum (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8‑K filed by Globe with the SEC on February 23, 2015)

4.8†	Service Agreement, dated June 21, 2016, between Ferroglobe and Javier López Madrid (incorporated by reference to Exhibit 4.10 to the annual report on Form 20-F filed by the Company on May 1, 2017)

4.9†

Amendment, dated February 7, 2017, to the Service Agreement, dated June 21, 2016, between Ferroglobe and Javier López Madrid (incorporated by reference to Exhibit 4.11 to the annual report on Form 20-F filed by the Company on May 1, 2017)

4.10†

Amended and Restated Service Agreement, dated June 28, 2017, between Ferroglobe and Pedro Larrea Paguaga (incorporated by reference to Exhibit 4.13 to the annual report on Form 20-F filed by the Company on April 30, 2018)

4.11†	2016 Equity Incentive Plan (incorporated by reference to Exhibit 4.14 to the annual report on Form 20-F filed by the Company on April 30, 2018)

4.12†	2006 Employee, Director and Consultant Stock Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S‑1 filed by Globe with the SEC on July 25, 2008)

4.13†	Amendments to 2006 Employee, Director and Consultant Stock Plan (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10‑Q filed by Globe with the SEC on February 11, 2011)

4.14†	2010 Annual Executive Bonus Plan (incorporated by reference to Exhibit 10.15 to the Annual Report on Form 10‑K filed by Globe with the SEC on September 28, 2010)

4.15†	2011 Annual Executive Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10‑Q filed by Globe with the SEC on May 12, 2011)

4.16†	2012 Long-Term Incentive Plan (incorporated by reference to Exhibit B to Globe’s Proxy Statement filed on October 28, 2011)

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
4.19†

Form Restricted Stock Unit Grant Agreement (cash settled) (incorporated by reference to Exhibit 10.15 to Amendment No. 1 to the Registration Statement on Form F‑4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.20

IT Services Agreement, dated as of January 1, 2004, between FerroAtlántica and Espacio Information Technology S.A. (incorporated by reference to Exhibit 10.17 to Amendment No. 1 to the Registration Statement on Form F‑4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.21

IT Outsourcing Agreement, dated as of June 26, 2014, between FerroAtlántica de Mexico and Espacio Information Technology S.A. (incorporated by reference to Exhibit 10.18 to Amendment No. 1 to the Registration Statement on Form F‑4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.22

IT Services Agreement, in force since January 1, 2006, between FerroPem SAS and Espacio Information Technology S.A. (incorporated by reference to Exhibit 10.19 to Amendment No. 1 to the Registration Statement on Form F‑4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.23

Outsourcing Agreement, in force since January 1, 2009, between Silicon Smelters (Pty.) Ltd. and Espacio Information Technology S.A. (incorporated by reference to Exhibit 10.20 to Amendment No. 1 to the Registration Statement on Form F‑4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.24

Framework agreement for the supply of electricity to the Boo de Guarnizo facility (Cantabria) executed on June 22, 2010, between FerroAtlántica, S.A.U. and Villar Mir Energía S.L., as amended by the amendments provided to Globe (incorporated by reference to Exhibit 10.23 to Amendment No. 1 to the Registration Statement on Form F‑4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.25

Lease Agreement, dated as of August 9, 2007, between Torre Espacio Castellana S.A and FerroAtlántica S.L.U. (incorporated by reference to Exhibit 10.26 to Amendment No. 1 to the Registration Statement on Form F‑4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.26

Lease Agreement, dated as of April 2, 2012, between Torre Espacio Castellana S.A and FerroAtlántica S.L.U. (incorporated by reference to Exhibit 10.27 to Amendment No. 1 to the Registration Statement on Form F‑4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.27

Lease Agreement, dated as of October 1, 2019, between Torre Espacio Gestión, S.L., and Grupo Ferroatlántica de Servicios, S.L.U. (filed herewith to exhibit 4.27 to the annual report on Form 20-F filed by the Company on May 29, 2020)

4.28

Registration Rights Agreement, dated as of December 23, 2015, among Ferroglobe, Grupo VM and Alan Kestenbaum (incorporated by reference to Exhibit 10.27 to the registration statement on Form F‑1 filed by the Company on February 18, 2016)

4.29

Master framework agreement, dated July 11, 2019, among Grupo Ferroatlántica, S.A.U., Silicio Ferrosolar, S.L.U., Ferroatlántica, S.A.U., Ferroatlántica Participaciones, S.L.U., Aurinka Photovoltaic Group, S.L., Blue Power Corporation, S.L., Ferrosolar Opco Group, S.L., and Ferrosolar R&D, S.L. (filed herewith to exhibit 4.29 to the annual report on Form 20-F filed by the Company on May 29, 2020)

Exhibit No.	Exhibit Description
4.30

Deed for the sale by Blue Power Corp. of 25% of the shares in Ferrosolar Opco Group, SL for €1, dated as of July 11, 2019 (filed herewith to exhibit 4.30 to the annual report on Form 20-F filed by the Company on May 29, 2020)

4.31

Deed for the sale by Silicio Ferrosolar SL of 1% of the shares of Ferrosolar R&D, SL to Aurinka Photovoltaic Group SL for €1, dated as of July 11, 2019 (filed herewith to exhibit 4.31 to the annual report on Form 20-F filed by the Company on May 29, 2020)

4.32

Contract for the termination of the FAT-Aurinka Consultancy Services Agreement, dated as of July 11, 2019 (filed herewith to exhibit 4.32 to the annual report on Form 20-F filed by the Company on May 29, 2020)

4.33

Commitment letter among Grupo Ferroatlántica, S.A.U., Ferroatlántica, S.A.U., Ferrosolar Opco Group, S.L., and Aurinka Photovoltaic Group, S.L. related to the consultancy services termination agreement (filed herewith to exhibit 4.33 to the annual report on Form 20-F filed by the Company on May 29, 2020)

4.34

Contract for the termination of the Joint Venture Agreement and agreements derived from it, dated as of July 11, 2019, among Grupo Ferroatlántica, S.A.U., Silicio Ferrosolar, S.L.U., Ferroatlántica, S.A.U., Ferroatlántica Participaciones, S.L.U., Aurinka Photovoltaic Group, S.L., Blue Power Corporation, S.L., Ferrosolar Opco Group, S.L., and Ferrosolar R&D, S.L. (filed herewith to exhibit 4.34 to the annual report on Form 20-F filed by the Company on May 29, 2020)

4.35

Consultancy Services Agreement between Aurinka Photovoltaic Group, S.L., and Ferrosolar Opco Group, S.L., dated as of July 11, 2019 (filed herewith to exhibit 4.35 to the annual report on Form 20-F filed by the Company on May 29, 2020)

4.36

Contract granting Aurinka Photovoltaic Group, S.L. an option to purchase a maximum book value of the assets of Ferrosolar Opco Group, S.L., dated as of July 11, 2019 (filed herewith to exhibit 4.36 to the annual report on Form 20-F filed by the Company on May 29, 2020)

4.37

Contract for the sale of intellectual property, for the granting of patent licenses and the promise of licensing to a third party buyer, dated as of July 11, 2019, celebrated among Silicio Ferrosolar, S.L.U., and Ferrosolar R&D, S.L., Grupo Ferroatlántica, S.A.U., Aurinka Photovoltaic Group, S.L., and Blue Power Corporation, S.L. (filed herewith to exhibit 4.37 to the annual report on Form 20-F filed by the Company on May 29, 2020)

4.38

Mandate for the sale of OpCo’s assets and agreement to collaborate in the search for potential investors, dated as of July 11, 2019, among Grupo Ferroatlántica, S.A.U., Silicio Ferrosolar, S.L.U., Aurinka Photovoltaic Group, S.L., Blue Power Corporation, S.L., and Ferrosolar Opco Group, S.L. (filed herewith to exhibit 4.38 to the annual report on Form 20-F filed by the Company on May 29, 2020)

4.39

Right of first refusal granted to Aurinka as to OpCo assets, dated as of July 11, 2019, among Ferrosolar Opco Group, S.L.U., and Aurinka Photovoltaic Group, S.L. (filed herewith to exhibit 4.39 to the annual report on Form 20-F filed by the Company on May 29, 2020)

4.40

Right of first refusal granted to Aurinka Photovoltaic Group, S.L., as to Ferrosolar R&D, S.L. shares, dated as of July 11, 2019, among Silicio Ferrosolar , S.L.U., and Aurinka Photovoltaic Group, S.L. (filed herewith to exhibit 4.40 to the annual report on Form 20-F filed by the Company on May 29, 2020)

8.1	List of Significant Subsidiaries

Exhibit No.	Exhibit Description

12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Principal Executive Officers and Principal Financial Officer Pursuant to 18 U.S.C. 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Deloitte, S.L., Independent Registered Public Accounting Firm for Ferroglobe PLC

16.1	Mine Safety and Health Administration Safety Data

101	Interactive Data Files formatted in XBRL (Extensible Business Reporting Language)

†Management contract or compensatory plan or arrangement

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 29, 2020

Ferroglobe PLC
(Registrant)

	By:	/s/ Marco Levi
Marco Levi
Principal Executive Officer

	By:	/s/ Beatriz García-Cos
Beatriz García-Cos
Principal Accounting Officer

FERROGLOBE PLC

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements as of December 31, 2019 and 2018 and for each of the three years ended December 31, 2019, 2018 and 2017

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019, 2018 and 2017

F-2
Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting as of December 31, 2019	F‑5
Consolidated Statement of Financial Position as of December 31, 2019 and 2018	F‑6
Consolidated Income Statement for the years ended December 31, 2019, 2018 and 2017	F‑7
Consolidated Statement of Comprehensive Income (Loss) for the years ended December 31, 2019, 2018 and 2017	F‑8
Consolidated Statement of Changes in Equity for the years ended December 31, 2019, 2018 and 2017	F‑9
Consolidated Statement of Cash Flows for the years ended December 31, 2019, 2018 and 2017	F‑10
Notes to the Consolidated Financial Statements	F‑11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ferroglobe PLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Ferroglobe PLC and subsidiaries (the "Company") as of December 31, 2019 and 2018, and the related consolidated income statements, the consolidated statements of comprehensive income (loss), the consolidated statements of changes in equity, and the consolidated statements of cash flows for each of the three years in the period ended December 31, 2019 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 29, 2020, expressed an unqualified opinion on the Company's internal control over financial reporting.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the uncertainties related to a potential change of control and the difficulties in forecasting net cash flows in the current economic conditions, raise substantial doubt about the ability of the Company to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of property, plant and equipment and goodwill — Refer to Notes 4.4, 7, 9 and 25 to the financial statements

Critical Audit Matter Description

As described in Notes 4.4, 7 and 9 to the financial statements, the Company’s evaluation of property, plant and equipment and goodwill for impairment involves the comparison of their carrying amounts with their recoverable amount at the end of the reporting period, or more frequently if there are indicators that the assets might have become impaired.  The recoverable amount is the higher of the fair value and the value in use. If the asset itself does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount for the asset’s cash-generating unit (“CGU”). The value in use are developed by estimating the net present value of the future cash flows that are expected to be derived, discounted at a rate which reflects the time value of money and the risks specific to the CGU. The assets involved in this analysis are the US, Canada, most of the European business and certain assets in South Africa. The estimation of the recoverable value of individual CGUs requires significant judgment in developing and applying key underlying assumptions concerning future market conditions, trading performance (sale prices, volumes, cost structure and capital expenditure or “capex”), as well as application of an appropriate discount rates (weighted average cost of capital or “WACC”) and other factors (long-term growth rate). These inputs are estimated based on management’s business plans, which are subject to change as business conditions change, and therefore, could affect the fair values in the future. As of December 31, 2019, the book value of the above-mentioned CGUs was $821,875 thousand, including goodwill and property, plant and equipment. The US CGU is the only CGU with a carrying value attributable to goodwill of $29,702 thousand. As described in Note 25 to the financial statements, an impairment charge of $175,899 thousand has been recognized in the year ended December 31, 2019.

We identified impairment of property, plant and equipment and goodwill as a critical audit matter because of the significant judgments involved in the assessment. A high degree of auditor judgment and an increased extent of audit effort, including the involvement of appropriate specialist support, was required to consider management’s estimates and assumptions related to forecast of future cash flows, discount rates (WACC) and other factors (long-term growth rate).

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management’s estimates and assumptions in developing future cash flows (mainly sale prices, volumes, cost structure and capex), discount rates (WACC) and other factors (long-term growth) included the following, among others:

•	We assessed the design and tested the operating effectiveness of relevant controls over the development of the impairment assessment of long-lived assets;
•	We considered the accuracy of past forecasts developed by management to aid assessment of the reliability of the forecasting process;
•

We considered key assumptions applied in the development of the discounted future cash flows, including their consistency with the forecasts used in the assessment of the carrying value of the individual CGU, as discussed above. We confirmed the cash flow forecasts were consistent with the most recent forecasts approved by the Board of Directors;

•

We discussed and challenged management on key assumptions underlying the forecasts including evaluation of management’s forecasts by reference to prior year and 2020 year to date results, current order book, comparison with the approved budget and changes in the regulatory environment;

•

We evaluated the volumes and prices projected for the period 2021-2024 using independent sources of information (such as analyst and industry reports or prices reports, when available) and considered information that could be potentially contradictory to management's forecasts;

•

With the assistance of our fair value specialists, we evaluated the discount rates (WACC), the long-term growth rate and the underlying source information. Our fair value specialists also assisted in testing the mathematical accuracy of the calculations and developing a range of independent estimates and comparing those to management’s discount rates (WACC) and the long-term growth rate;

•

We have evaluated the sensitivity analysis disclosed by the Company over the US CGU by comparing the results of the impairment test with significant changes and modifications (10% variances) to the underlying inputs such as the net cash flows, the discount rates (WACC) and the long-term growth rate.

Consolidation of the SPE undertaking the securitization program — Refer to Notes 10 and 16 to the financial statements.

Critical Audit Matter Description

As described in Notes 10 and 16 to the financial statements, on July 31, 2017, the Company entered into an accounts receivable securitization program (the “Program”) where trade receivables held by the Company’s subsidiaries in the US, Canada, Spain and France were sold to Ferrous Receivables DAC, a special purpose entity domiciled and incorporated in Ireland (the “SPE”). On December 10, 2019, the Company refinanced the Program and amended and restated its terms, maintaining the Company’s European subsidiaries as senior subordinated and junior subordinated lenders and creating a new interest in the senior and intermediate subordinated loan tranches. On September 5, 2019 as a consequence of certain amendments to the contract, management determined, after considering the risk exposure for each lender, that Ferroglobe PLC became exposed to variable returns and has the ability to affect those returns through its power over the investee. As such from this date it was concluded that Ferroglobe PLC has control over the SPE and therefore that the SPE should be consolidated. This conclusion was maintained under the Program amended and restated on December 10, 2019. The new senior lender’s commitments under the amended and restated securitization program are $150,000 thousand, of which $104,130 thousand was drawn at December 31, 2019.

We identified the appropriateness of the consolidation of the SPE undertaking the securitization program as a critical audit matter because of the significant judgment involved in evaluating the analysis of control over the SPE. This required a high degree of auditor judgment and an increased extent of audit effort, including the need to involve our IFRS technical specialists, when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to the consolidation of the SPE.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the consolidation of the SPE undertaking the securitization program and the consolidation of the SPE included the following, among others:

•	We assessed the design and tested the operating effectiveness of relevant controls governing the assessment;
•	We performed procedures, including inquiry to management and review of relevant documentation, to obtain an understanding of the business purpose and economic substance of the transaction;
•

We evaluated the control of the Company over the SPE, considered whether the consolidation of the entity is required by the applicable accounting standards and assessed the appropriateness of the accounting treatment;

•

We used internal specialists to evaluate the assumptions used to assess the variable returns and the ability of Ferroglobe PLC to affect those returns through its power over the investee, which determine the control over the SPE, its risk exposure and therefore if its consolidation is required;

•	We performed audit procedures over the accounts receivable sold to the SPE, including the reconciliation of balances, verification with third-party reports and external confirmations;
•	We have performed audit procedures over the consolidation process, including the review of the journal entries and the subsequent consolidation eliminations and adjustments.

/s/ Deloitte, S.L.

Madrid, Spain

May 29, 2020

We have served as the Company's auditor since 1992.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ferroglobe PLC

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Ferroglobe PLC and subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of the Company as of December 31, 2019 and our report dated May 29, 2020, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the substantial doubt about the ability of the Company to continue as a going concern.

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

/s/ Deloitte, S.L.

Madrid, Spain

May 29, 2020

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2019 AND 2018

Thousands of U.S. Dollars

		2019	2018
	Notes	US$'000	US$'000
ASSETS
Non-current assets
Goodwill	Note 7	29,702	202,848
Other intangible assets	Note 8	51,267	51,822
Property, plant and equipment	Note 9	740,906	888,862
Other non-current financial assets	Note 10	2,618	70,343
Deferred tax assets	Note 22	59,551	14,589
Non-current receivables from related parties	Note 23	2,247	2,288
Other non-current assets	Note 12	1,597	10,486
Non-current restricted cash and cash equivalents	Note 10	28,323	—
Total non-current assets		916,211	1,241,238
Current assets
Inventories	Note 11	354,121	456,970
Trade and other receivables	Note 10	309,064	155,996
Current receivables from related parties	Note 23	2,955	14,226
Current income tax assets	Note 22	27,930	27,404
Other current financial assets	Note 10	5,544	2,523
Other current assets	Note 12	23,676	8,813
Cash and cash equivalents	Note 10	94,852	216,647
Total current assets		818,142	882,579
Total assets		1,734,353	2,123,817
EQUITY AND LIABILITIES
Equity
Share capital		1,784	1,784
Reserves		975,358	941,707
Translation differences		(210,152)	(207,366)
Valuation adjustments		(2,169)	(11,559)
Result attributable to the Parent		(280,601)	43,661
Non-controlling interests		118,077	116,145
Total equity	Note 13	602,297	884,372
Non-current liabilities
Deferred income		1,253	1,434
Provisions	Note 15	84,852	75,787
Bank borrowings	Note 16	144,388	132,821
Lease liabilities	Note 17	16,972	53,472
Debt instruments	Note 18	344,014	341,657
Other financial liabilities	Note 19	43,157	32,788
Other non-current liabilities	Note 21	25,906	25,030
Deferred tax liabilities	Note 22	74,057	77,379
Total non-current liabilities		734,599	740,368
Current liabilities
Provisions	Note 15	46,091	40,570
Bank borrowings	Note 16	14,611	8,191
Lease liabilities	Note 17	8,900	12,999
Debt instruments	Note 18	10,937	10,937
Other financial liabilities	Note 19	23,382	52,524
Payables to related parties	Note 23	4,830	11,128
Trade and other payables	Note 20	189,229	256,823
Current income tax liabilities	Note 22	3,048	2,335
Other current liabilities	Note 21	96,429	103,570
Total current liabilities		397,457	499,077
Total equity and liabilities		1,734,353	2,123,817

Notes 1 to 30 are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT FOR 2019, 2018 AND 2017

Thousands of U.S. Dollars

		2019	2018 (*)	2017 (*)
	Notes	US$'000	US$'000	US$'000

Sales	Note 25.1	1,615,222	2,242,002	1,732,276
Cost of sales		(1,214,397)	(1,446,677)	(1,043,275)
Other operating income		54,213	45,844	18,100
Staff costs	Note 25.2	(285,029)	(338,862)	(300,035)
Other operating expense		(225,705)	(277,560)	(234,399)
Depreciation and amortization charges, operating allowances and write-downs	Note 25.3	(120,194)	(113,837)	(100,402)
Impairment losses	Note 25.5	(175,899)	(58,919)	(31,641)
Net (loss) gain due to changes in the value of assets	Note 25.5	(1,574)	(7,623)	7,504
(Loss) gain on disposal of non-current assets	Note 25.6	(2,223)	14,564	(4,316)
Bargain purchase gain	Note 5	—	40,142	—
Other losses	Note 29	—	—	(2,613)
Operating (loss) profit		(355,586)	99,074	41,199
Finance income	Note 25.4	1,380	4,858	2,409
Finance costs	Note 25.4	(63,225)	(57,066)	(59,969)
Financial derivative gain (loss)	Note 19	2,729	2,838	(6,850)
Exchange differences		2,884	(14,136)	8,214
(Loss) profit before tax		(411,818)	35,568	(14,997)
Income tax benefit (expense)	Note 22	41,541	(20,459)	14,225
(Loss) profit for the year from continuing operations		(370,277)	15,109	(772)
(Loss) profit for the year from discontinued operations	Note 29	84,637	9,464	(5,050)
(Loss) profit for the year		(285,640)	24,573	(5,822)
Loss attributable to non-controlling interests	Note 13	5,039	19,088	5,144
(Loss) profit attributable to the Parent		(280,601)	43,661	(678)

Earnings per share
		2019	2018 (*)	2017 (*)
(Loss) profit attributable to the Parent (US$'000)		(280,601)	43,661	(678)
Weighted average basic shares outstanding		169,152,905	171,406,272	171,949,128
Basic (loss) earnings per ordinary share (US$)	Note 14	(1.66)	0.25	(0.00)
Weighted average basic shares outstanding		169,152,905	171,406,272	171,949,128
Effect of dilutive securities		—	123,340.00	—
Weighted average dilutive shares outstanding		169,152,905	171,529,612	171,949,128
Diluted (loss) earnings per ordinary share (US$)	Note 14	(1.66)	0.25	(0.00)

(*) The amounts for prior periods have been restated to reclassify the results of the Company´s Spanish hydroelectric assets within profit (loss) from discontinued operations.

Notes 1 to 30 are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS) FOR 2019, 2018 AND 2017
Thousands of U.S. Dollars

	2019	2018 (*)	2017 (*)
	US$'000	US$'000	US$'000

Net (loss) profit	(285,640)	24,573	(5,822)

Items that will not be reclassified subsequently to income or loss:
Defined benefit obligation	(1,859)	3,568	4,511
Tax effect	—	(296)	—
Total income and expense that will not be reclassified subsequently to income or los	(1,859)	3,272	4,511

Items that may be reclassified subsequently to income or loss:
Arising from cash flow hedges	9,663	10,006	(24,171)
Translation differences	(8,698)	(45,435)	54,670
Tax effect	—	—	—
Total income and expense that may be reclassified subsequently to income or loss	965	(35,429)	30,499

Items that have been reclassified to income or loss in the period:
Arising from cash flow hedges	2,390	(7,228)	15,138
Tax effect	(805)	(190)	(390)
Total transfers to income or loss	1,585	(7,418)	14,748

Other comprehensive income (loss) for the year, net of income tax	691	(39,575)	49,758

Total comprehensive (loss) income for the year	(284,949)	(15,002)	43,936

Attributable to the Parent	(281,097)	4,976	47,158
Attributable to non-controlling interests	(3,852)	(19,978)	(3,222)

(*) The amounts for prior periods have been restated to reclassify the results of the Company´s Spanish hydroelectric assets within profit (loss) from discontinued operations.

Notes 1 to 30 are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR 2019, 2018 AND 2017
Thousands of U.S. Dollars

	Total Amounts Attributable to Owners
	Issued	Share		Translation	Valuation	Result for	Non-controlling
	Shares	Capital	Reserves	Differences	Adjustments	the Year	Interests	Total
	(Thousands)	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2017	171,838	1,795	1,332,428	(217,423)	(11,887)	(338,427)	125,556	892,042
Comprehensive income (loss) for 2017	—	—	—	52,748	(4,912)	(678)	(3,222)	43,936
Issue of share capital	139	1	179	—	—	—	—	180
Share-based compensation	—	—	2,405	—	—	—	—	2,405
Distribution of 2016 loss	—	—	(338,427)	—	—	338,427	—	—
Dividends paid to joint venture partner	—	—	—	—	—	—	(7,350)	(7,350)
Non-controlling interest arising on the acquisition of FerroSolar Opco Group S.L.	—	—	—	—	—	—	6,750	6,750
Other changes	—	—	(205)	—	—	—	—	(205)
Balance at December 31, 2017	171,977	1,796	996,380	(164,675)	(16,799)	(678)	121,734	937,758
Comprehensive (loss) income for 2018	—	—	—	(44,276)	5,591	43,661	(19,978)	(15,002)
Issue of share capital	40	—	240	—	—	—	—	240
Cash settlement of equity awards	—	—	(680)	—	—	—	—	(680)
Share-based compensation	—	—	2,798	—	—	—	—	2,798
Distribution of 2017 loss	—	—	(678)	—	—	678	—	—
Dividends paid	—	—	(20,642)	—	—	—	—	(20,642)
Own shares acquired	(1,153)	(12)	(20,088)	—	—	—	—	(20,100)
Increase of Parent's ownership interest in FerroAtlántica de Venezuela S.A.	—	—	(15,623)	1,585	(351)	—	14,389	—
Balance at December 31, 2018	170,864	1,784	941,707	(207,366)	(11,559)	43,661	116,145	884,372
Comprehensive (loss) income for 2019	—	—	—	(9,886)	9,390	(280,601)	(3,852)	(284,949)
Share-based compensation	—	—	4,879	—	—	—	—	4,879
Distribution of 2018 income	—	—	43,661	—	—	(43,661)	—	—
Dividends paid non-controlling interests	—	—	—	—	—	—	(97)	(97)
Acquisition of non-controlling interests in Ferrosolar OPCO Group SL. and Rocas Arcillas and Minerales, S.A.	—	—	(14,889)	7,100	—	—	5,881	(1,908)
Balance at December 31, 2019	170,864	1,784	975,358	(210,152)	(2,169)	(280,601)	118,077	602,297

Notes 1 to 30 are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS FOR 2019, 2018 AND 2017
Thousands of U.S. Dollars

	2019	2018	2017
	US$'000	US$'000	US$'000

Cash flows from operating activities:
(Loss) profit for the year	(285,640)	24,573	(5,822)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Income tax expense (benefit)	(40,528)	24,235	(14,821)
Depreciation and amortization charges, operating allowances and write-downs	123,024	119,137	104,529
Finance income	2,140	(5,374)	(3,708)
Finance costs	66,139	62,022	65,412
Financial derivative (gain) loss	(2,729)	(2,838)	6,850
Exchange differences	(2,884)	14,136	(8,214)
Impairment losses	175,899	58,919	30,957
Bargain purchase gain	—	(40,142)	—
Gain on disposal of discontinued operations	(85,101)	—	—
Loss (gain) due to changes in the value of assets	1,574	7,623	(7,504)
(Gain) loss on disposal of non-current assets	2,223	(14,564)	4,316
Share-based compensation	4,879	2,798	2,405
Other loss	—	—	2,613
Changes in operating assets and liabilities:
(Increase) decrease in inventories	91,531	(101,024)	(16,274)
(Increase) decrease in trade and other receivables	30,933	(25,807)	50,168
Increase (decrease) in trade and other payables	(63,187)	55,410	17,613
Other changes in operating assets and liabilities	(45,878)	(25,901)	(12,251)
Income tax paid	(3,589)	(36,408)	(26,764)
Interest paid	(43,033)	(43,018)	(39,130)
Net cash (used) provided by operating activities	(74,227)	73,777	150,375
Cash flows from investing activities:
Interest and finance income received	1,673	3,833	952
Payments due to investments:
Acquisition of subsidiaries	9,088	(20,379)	—
Other intangible assets	(184)	(3,313)	(811)
Property, plant and equipment	(32,445)	(106,136)	(74,616)
Other financial assets	(1,248)	—	(343)
Disposals:
Disposal of subsidiaries	176,590	20,533	—
Other non-current assets	8,668	12,734	—
Other	3,768	6,853	—
Net cash provided (used) by investing activities	165,910	(85,875)	(74,818)
Cash flows from financing activities:
Dividends paid	—	(20,642)	—
Payment for debt issuance costs	(15,117)	(4,905)	(16,765)
Repayment of hydro leases	(55,352)	—	—
Repayment of other financial liabilities	—	(33,096)	—
Proceeds from debt issuance	—	—	350,000
Increase (decrease) in bank borrowings:
Borrowings	245,629	252,200	31,455
Payments	(329,501)	(106,514)	(453,948)
Proceeds from stock option exercises	—	240	180
Other amounts (paid) due to financing activities	(26,631)	(13,880)	(24,319)
Payments to acquire or redeem own shares	—	(20,100)	—
Net cash (used) provided by financing activities	(180,972)	53,303	(113,397)
Total net cash flows for the year	(89,289)	41,205	(37,840)
Beginning balance of cash and cash equivalents	216,647	184,472	196,982
Exchange differences on cash and cash equivalents in foreign currencies	(4,183)	(9,030)	25,330
Ending balance of cash and cash equivalents	123,175	216,647	184,472

Notes 1 to 30 are an integral part of the consolidated financial statements

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except share and per share data)

1.    General information

Ferroglobe PLC and subsidiaries (the “Company” or “Ferroglobe”) is among the world’s largest producers of silicon metal and silicon-based alloys, important ingredients in a variety of industrial and consumer products. The Company’s customers include major silicone chemical, aluminum and steel manufacturers, auto companies and their suppliers, ductile iron foundries, manufacturers of photovoltaic solar cells and computer chips, and concrete producers. Additionally, the Company has been operating hydroelectric plants (hereinafter “energy business”) in Spain until August 30, 2019 and France.

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

Presentation of results of Spanish energy business

As described in Note 29 of these financial statements, on June 2, 2019 the Company entered into an agreement with Kehlen Industries Management, S.L., a wholly-owned subsidiary of TSSP Adjacent Opportunities Partners, L.P., for the sale of the entire share capital of FerroAtlántica, S.A.U ("FAU"), the owner and operator of the Group's hydro-electric assets in Galicia, Spain (the “Spanish Hydro-electric Business”) and its smelting facility at Cee-Dumbria and effectively sold at August 30, 2019. The Spanish Hydroelectric Business was classified as disposal group held for sale and accounted for as a discontinued operation in the second quarter of 2019.  Accordingly, the results of Spanish energy business are presented as discontinuing operations for the year ended December 31, 2019 and the consolidated income statement for the prior years ended 2018 and 2017 have been restated to reclassify the results of the Company’s Spanish hydro-electric plants or assets within profit (loss) for the year from discontinued operations.

2.    Organization and Subsidiaries

Ferroglobe has a diversified production base consisting of production facilities across the North America, Europe, South America, South Africa and Asia.

The subsidiaries of Ferroglobe as of December 31, 2019, classified by business activity, were as follows:

	Percentage of Ownership
	Direct	Total	Line of Business	Registered
Alabama Sand and Gravel, Inc.	—	100.0	Electrometallurgy - North America	Delaware - USA
Alden Resources, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
Alden Sales Corporation, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
ARL Resources, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
ARL Services, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
Core Metals Group Holdings, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
Core Metals Group, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
Gatliff Services, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
Globe Metallurgical Inc.	—	100.0	Electrometallurgy - North America	Delaware - USA
Globe Metals Enterprises, Inc.	—	100.0	Electrometallurgy - North America	Delaware - USA
GSM Alloys I, Inc.	—	100.0	Electrometallurgy - North America	Delaware - USA
GSM Alloys II, Inc.	—	100.0	Electrometallurgy - North America	Delaware - USA
GSM Enterprises Holdings, Inc.	—	100.0	Electrometallurgy - North America	Delaware - USA
GSM Enterprises, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
GSM Sales, Inc.	—	100.0	Electrometallurgy - North America	Delaware - USA
LF Resources, Inc.	—	100.0	Electrometallurgy - North America	Delaware - USA
Metallurgical Process Materials, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
Norchem, Inc.	—	100.0	Electrometallurgy - North America	Florida - USA
QSIP Canada ULC	—	100.0	Electrometallurgy - North America	Canada
Quebec Silicon General Partner	—	51.0	Electrometallurgy - North America	Canada
Quebec Silicon Limited Partnership	—	51.0	Electrometallurgy - North America	Canada
Tennessee Alloys Company, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
West Virginia Alloys, Inc.	—	100.0	Electrometallurgy - North America	Delaware - USA
WVA Manufacturing, LLC	—	51.0	Electrometallurgy - North America	Delaware - USA
Cuarzos Industriales, S.A.U.	—	100.0	Electrometallurgy - Europe	A Coruña - Spain
Ferroatlántica del Cinca, S.L.	—	99.9	Electrometallurgy - Europe	Madrid - Spain
Ferroatlántica de Sabón, S.L.U. (1)	—	100.0	Electrometallurgy - Europe	Madrid - Spain
Ferroatlántica de Boo, S.L.U. (1)	—	100.0	Electrometallurgy - Europe	Madrid - Spain
Ferroglobe Mangan Norge AS	—	100.0	Electrometallurgy - Europe	Norway
Ferroglobe Manganese France SAS	—	100.0	Electrometallurgy - Europe	France
FerroPem, S.A.S.	—	100.0	Electrometallurgy - Europe	France
Ferrous Receivables DAC. (1)	—	100.0	Electrometallurgy - Europe	Ireland
Grupo FerroAtlántica, S.A.U	100	100.0	Electrometallurgy - Europe	Madrid - Spain
Islenska Kisilfelagio EHF (Icelandic Silicon Corp.)	—	20.1	Electrometallurgy - Europe	Ireland
Kintuck (France) SAS	—	100.0	Electrometallurgy - Europe	France
Kintuck AS	—	100.0	Electrometallurgy - Europe	Norway
Rocas, Arcillas y Minerales, S.A.	—	100.0	Electrometallurgy - Europe	A Coruña - Spain
Rebone Mining (Pty.), Ltd.	—	74.0	Electrometallurgy - South Africa	Polokwane - South Africa
Silicon Smelters (Pty.), Ltd.	—	100.0	Electrometallurgy - South Africa	Polokwane - South Africa
Silicon Technology (Pty.), Ltd.	—	100.0	Electrometallurgy - South Africa	South Africa
Thaba Chueu Mining (Pty.), Ltd.	—	74.0	Electrometallurgy - South Africa	Polokwane - South Africa
16 Front Street, LLC	—	100.0	Other segments	Delaware - USA
Actifs Solaires Bécancour, Inc	—	100.0	Other segments	Canada
Cuarzos Indus. de Venezuela (Cuarzoven), S.A.	—	100.0	Other segments	Venezuela
Emix, S.A.S.	—	100.0	Other segments	France
ECPI, Inc.	—	100.0	Other segments	Delaware - USA
Ferroatlántica de México, S.A. de C.V.	—	100.0	Other segments	Nueva León - Mexico
Ferroatlántica de Venezuela (FerroVen), S.A.	—	99.9	Other segments	Venezuela
Ferroatlántica Deutschland, GmbH	—	100.0	Other segments	Germany
Ferroatlántica do Brasil Mineraçao Ltda.	—	70.0	Other segments	Brazil
Ferroatlántica I+D, S.L.U.	—	100.0	Other segments	Madrid - Spain
Ferroatlántica Participaciones, S.L.U. (1)	—	100.0	Other segments	Madrid - Spain
FerroAtlántica International Ltd	—	100.0	Other segments	United Kingdom
Ferroglobe Services (UK) PLC	100	100.0	Other segments	United Kingdom
FerroManganese Mauritania SARL	—	90.0	Other segments	Mauritania
Ferroquartz Holdings, Ltd (Hong Kong)	—	100.0	Other segments	Hong Kong
FerroQuartz Mauritania SARL	—	90.0	Other segments	Mauritania
Ferrosolar OPCO Group SL.	—	100.0	Other segments	Spain
Ferrosolar R&D SL.	—	50.0	Other segments	Spain
FerroTambao, SARL	—	90.0	Other segments	Burkina Faso
GBG Financial LLC	—	100.0	Other segments	Delaware - USA
GBG Holdings, LLC	—	100.0	Other segments	Delaware - USA
Globe Argentina Holdco, LLC	—	100.0	Other segments	Delaware - USA
Globe BG, LLC	—	100.0	Other segments	Delaware - USA
Globe LSE, Inc.	—	100.0	Other segments	Delaware - USA
Globe Metales S.R.L.	—	100.0	Other segments	Argentina
Globe Metallurgical Carbon, LLC	—	100.0	Other segments	Delaware - USA
Globe Specialty Metals, Inc.	100	100.0	Other segments	Delaware - USA
Grupo FerroAtlántica de Servicios, S.L.U. (1)	—	100.0	Other segments	Madrid - Spain
GSM Financial, Inc.	—	100.0	Other segments	Delaware - USA
GSM Netherlands, BV	—	100.0	Other segments	Netherlands
Hidroelectricité de Saint Beron, S.A.S (1)	—	100.0	Other segments	France
Laurel Ford Resources, Inc.	—	100.0	Other segments	Delaware - USA
Mangshi FerroAtlántica Mining Indus. Serv. Ltd	—	100.0	Other segments	Mangshi, Dehong -Yunnan -China
Mangshi Sinice Silicon Industry Company Limited	—	100.0	Other segments	Mangshi, Dehong -Yunnan -China
MST Financial Holdings, LLC	—	100.0	Other segments	Delaware - USA
MST Financial, LLC	—	100.0	Other segments	Delaware - USA
MST Resources, LLC	—	100.0	Other segments	Delaware - USA
Ningxia Yonvey Coal Industrial Co., Ltd.	—	98.0	Other segments	China
Photosil Industries, SAS	—	100.0	Other segments	France
Silicio Ferrosolar, SLU	—	100.0	Other segments	Spain
Solsil, Inc.	—	92.4	Other segments	Delaware - USA
Ultracore Energy SA	—	100.0	Other segments	Argentina

(1)	Entered into the scope of consolidation during 2019.

Subsidiaries are all companies over which Ferroglobe has control.

Control is achieved when the Company:

•	has power over the investee;
•	is exposed, or has rights, to variable returns from its involvement with the investee; and
•	has the ability to use its power over the investee to affect the amount of the investor’s returns.

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

The consolidated financial statements have been authorized for issuance on May 29, 2020.

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

The accompanying consolidated financial statements for the year ended December 31, 2019 have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. In connection with the preparation of our consolidated financial statements, we conducted an evaluation as to whether there were conditions and events, considered in the aggregate, which raised substantial doubt as to the entity’s ability to continue as a going concern within one year after the date of the issuance of our consolidated financial statements. As of December 31, 2019, as reflected in our consolidated financial statements, the Company had cash and cash equivalents of $123.2 million, of which $28.3 is restricted. The Company had an operating loss of $355.6 million and a net loss of $285.6 million for the year ended December 31, 2019.

Our business has historically been subject to fluctuations in the prices of our products and the market demand for them, caused by general and regional economic cycles, raw material and energy price fluctuations, competition and other factors. During the second half of 2018 and throughout 2019, we experienced the most dramatic decline in prevailing prices of our products,  which adversely affected our results. The timing, magnitude and duration of these cycles and the resulting price fluctuations are difficult to predict. Prior to the uncertainties described in this note management assessed that the Company had adequate financial resources, albeit with limited cash headroom, to operate as a going concern in the forthcoming twelve months. Management continue to closely monitor operating cash flows, and are pursuing additional sources of financing to increase liquidity to fund operations. At this time, however, additional financing has not been secured.

In early 2020, the outbreak of coronavirus disease (“COVID-19”) in China spread to other jurisdictions, including locations where the Company conducts business. As of the date of the issuance of the consolidated financial statements, the COVID-19 outbreak has not yet had a material effect on the Company’s liquidity or financial position. Management continue to monitor the impact that the COVID-19 pandemic is having on the Company, the specialty chemical industry and the economies in which the Company operates. Given the speed and frequency of continuously evolving developments with respect to this pandemic and the uncertainties this may bring for the Company and the demand for its products it is difficult to forecast the level of trading activities and hence cash flow in the next twelve months.  Management have developed an impact assessment to stress test and assess potential responses to a downside scenario. The assessment involves application of key assumptions around market demand and prices, including the extent of the decrease that might be experienced in summer 2020 and the subsequent timing and level of recovery. Additionally, judgment is required around the level and extent of mitigating actions such as reductions in operating costs and capital expenditure. Developing a reliable estimate of the potential impact on the results of operations and cash flow at this time is difficult as markets and industries react to the pandemic and the measures implemented in response to it, but the downside scenario analysis supports an expectation that the Company will have cash headroom to continue to operate throughout the following twelve months. The key assumption underlying this assessment is a recovery in forecast trading activity in the latter part of 2020.

Additionally, as discussed in Note 27, the Indenture governing the Notes includes provisions which, in the event of a change of control, would require the Company to offer to redeem the outstanding senior Notes at a cash purchase price equal to 101% of the principal amount of the Notes, plus any accrued and unpaid interest. GVM currently owns approximately 54% of the Company’s voting stock, and a significant majority of GVM’s shares in the Company are pledged as collateral for GVM’s obligations to certain of its lenders. A change of control may occur if a person other than a Permitted Holder (as defined in Note 27) were to acquire 35% or more of the Company’s outstanding shares at a time when the Permitted Holders held an equal or lesser percentage. While GVM maintains its current shareholding, a change of control cannot occur. Based on the provisions cited above, a change of control as defined in the Indenture is unlikely to occur but the matter it is beyond the Company’s control. If a change of control were to occur, the company may not have sufficient financial resources available to satisfy all of its obligations.

Management acknowledges that the material uncertainties, previously described, the most significant in value terms being the potential repayment of the outstanding balance of the Senior Notes should there be a change of control, raise substantial doubt as to the ability of the Company to continue as a going concern for a period of twelve months following the date our consolidated financial statements are issued. Nevertheless, as described above, management believes that the Group has adequate resources to continue in operational existence for the foreseeable future. The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as going concern.

3.2 International financial reporting standards

Application of new accounting standards

New and amended standards and interpretations adopted by the Company

Standards, interpretations and amendments effective from January 1, 2019, applied by the Company in the preparation of these consolidated financial statements:

•	IFRS 9 (Amendment) ‘Financial Instruments’
•	IFRS 16 ‘Leases’
•	IAS 19 (Amendment) ‘ Employee Benefits’
•	IAS 28 (Amendment) ‘Interests in Associates and Joint Ventures’
•	IFRIC Interpretation 23 ‘Uncertainty over Income Tax Treatments’
•	Annual improvements cycle to IFRS 2015-2017

The impacts of applying IFRS 16 for the first time is discussed further below. The applications of the other amendments and interpretations above did not have an impact on the consolidated financial statements of the Company. The Company has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

Adoption of IFRS 16 – Leases

IFRS 16 Leases replaces the existing standard on accounting for leases, IAS 17, and the related interpretations. The Company applied the standard from its mandatory adoption date of January 1, 2019 and transitioned to the standard in accordance with the modified retrospective approach; the prior year figures have not been adjusted. The Company elected the practical expedient in paragraph IFRS 16:C3 that permits an entity not to reassess whether a contract is, or contains, a lease at the date of initial application. IFRS 16 has had the following effect on components of the consolidated financial statements:

January 1, 2019
US$'000
Operating lease obligations at December 31, 2018	31,263
Minimum lease payments on finance lease liabilities at December 31, 2018	74,918
Gross lease liabilities at January 1, 2019	106,181
Discounting	9,238
Lease liabilities at January 1, 2019	96,943
Present value of finance lease liabilities at December 31, 2018	66,471
Additional lease liabilities as a result of the initial application of IFRS 16 as at January 1, 2019	30,472

2019
US$'000
Balance at December 31, 2018	(66,471)
Adoption of IFRS 16	(30,472)
Additions	(4,858)
Disposals and other	163
Interest	(1,972)
Lease payments	75,807
Exchange differences	1,931
Balance at December 31, 2019	(25,872)

On January 1, 2019, on adoption of IFRS 16, lease liabilities were discounted at the weighted average borrowing rate. The weighted average discount rate was 5.5% for the year ended December 31, 2019.

Leases are presented as follows in the Statement of financial position:

2019
US$'000
Non-current assets
Leased land and buildings	13,298
Leased plant and machinery	24,025
Accumulated depreciation	(12,386)

Non-current liabilities
Lease liabilities	(16,972)

Current liabilities
Lease liabilities	(8,900)

Leases are presented as follows in the Consolidated income statement:

2019
US$'000
Depreciation and amortization charges, operating allowances and write-downs
Depreciation of right of use assets	15,098

Finance costs
Interest expense on lease liabilities	1,972

Exchange differences
Currency translation gains on lease liabilities	1,931
Currency translation losses on right of use assets	(2,686)

Leases are presented as follows in the Statement of cash flows:

2019
US$'000
Payments for:
Principal	73,835
Interest	1,972

New and amended standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for the reporting period ended December 31, 2019 and have not been early adopted by the Company. Standards, interpretations and amendments published by the IASB that will be effective for periods beginning on or after January 1, 2020:

•	IFRS 17 ‘Insurance Contracts’
•	IFRS 3 (Amendment) ‘Definition of Business’
•	IAS 1 and IAS 8 (Amendment) ‘Definition of Material’
•	IAS 1 (Amendment) ‘Classification of liabilities’
•	IFRS 7 and IFRS 9. Amendments regarding pre-replacement issues in the context of the IBOR reform
•	Amendments to References to the Conceptual Frameworks in IFRS Standards

None of these standards or interpretations that are not yet effective are expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

3.3 Currency

The Parent’s functional currency is the Euro. The functional currencies of subsidiaries are determined by the primary economic environment in which each subsidiary operates.

The reporting currency of the Company is U.S. Dollars and as such the accompanying results and financial position have been translated pursuant to the provisions indicated in IAS 21.

All differences arising from the aforementioned translation are recognized in equity under “Translation differences.”

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

Computer system maintenance costs are recognized as expenses in the years in which they are incurred.

Other intangible assets

Other intangible assets include:

•	Supply agreements which are amortized in accordance with their estimated useful lives (see Note 8).
•	CO2 emissions allowances (“rights held emit greenhouse gasses”) which are not amortized, but rather are expensed when used (see Note 4.21).

4.3 Property, plant and equipment

Cost

Property, plant and equipment for our own use are initially recognized at acquisition or production cost and are subsequently measured at acquisition or production cost less accumulated depreciation and any accumulated impairment losses.

When the construction and start-up of non-current assets require a substantial period of time, the borrowing costs incurred over that period are capitalized. In 2019, 2018 and 2017 no material borrowing cost were capitalized.

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

The Company has elected to apply the limited exemption in IFRS 9 relating to classification, measurement and impairment requirements for financial instruments, and accordingly comparative periods have not been restated and remain in line with the previous standard IAS 39 “Financial Instruments: Recognition and Measurement.”

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

4.11 Restricted cash and cash equivalents

The Company classifies under “restricted cash and cash equivalents” any liquid financial assets,  which meet the definition of cash and cash equivalents but the use is resticted by financial agreements.

4.12 Provisions and contingencies

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

4.13 Leases

As a lessee, the Company assesses if a contract is or contains a lease at inception of the contract. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the commencement date.

The lease liability is initially measured at the present value of the minimum future lease payments, discounted using the interest rate implicit in the lease, or, if not readily determinable, the incremental borrowing rate. Lease payments include fixed payments, variable payments, as well as any extension or purchase options, if the Company is reasonably certain to exercise these options. The lease liability is subsequently measured at amortized cost using the effective interest method and remeasured with a corresponding adjustment to the related right-of-use asset when there is a change in future lease payments.

The right-of-use asset comprises, at inception, the initial lease liability, any initial direct costs and, when applicable, the obligations to refurbish the asset, less any incentives granted by the lessors. The right-of-use asset is subsequently depreciated, on a straight-line basis, over the lease term or, if the lease transfers the ownership of the underlying asset to the Company at the end of the lease term or, if the cost of the right-of-use asset reflects that the lessee will exercise a purchase option, over the estimated useful life of the underlying asset. Right-of-use assets are also subject to testing for impairment if there is an indicator for impairment.

Variable lease payments not included in the measurement of the lease liabilities are expensed to the consolidated statement of operations in the period in which the events or conditions which trigger those payments occur.

In the statement of financial position, right-of-use assets and lease liabilities are classified, respectively, as part of property, plant and equipment and current and non-current lease liabilities.

4.14 Current assets and liabilities

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

4.15 Income taxes

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

4.16 Foreign currency transactions

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

4.17 Revenue recognition

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

4.18 Expense recognition

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

4.19 Grants

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

4.20 Termination benefits

Under current labour legislation, the Company is required to pay termination benefits to employees whose employment relationship is terminated under certain conditions. The payments for termination benefits, when they arise, are charged as an expense when the decision to terminate the employment relationship is taken.

4.21 CO2 emission allowances

CO2 emission allowances are measured at cost of acquisition. Allowances acquired free of charge under governmental schemes are initially measured at market value at the date received. At the same time, a grant is recognized for the same amount under “deferred income.”

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

When an expense is recognized for allowances acquired free of charge, the corresponding “deferred income” is taken to operating income. The Company derecognizes allowances surrendered at their carrying amount and recognizes those received at their fair value when received. The difference between both values is recognized as “deferred income.”

4.22 Share-based compensation

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

4.23 Assets and disposal groups classified as held for sale, liabilities associated with assets held for sale and discontinued operations

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

4.24 Consolidated statement of cash flows

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

The business combination was recorded during the year ended December, 31, 2018 following IFRS 3 Business Combinations, with identifiable assets acquired and liabilities assumed provisionally recorded at their estimated fair values on the acquisition date while costs associated with the acquisition are expensed as incurred. The Company utilized the services of third-party valuation consultants, along with internal estimates and assumptions, to estimate the initial fair value of the assets acquired. The third-party valuation consultants utilized several appraisal methodologies including market and cost approaches to estimate the fair value of the identifiable net assets acquired.

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

The fair value of the contingent consideration arrangement of $26,222 thousand was estimated by applying the income approach based on a Monte Carlo simulation considering various scenarios of fluctuation of future manganese alloy spreads as well at the cyclicality of manganese alloy pricing. Contingent consideration is presented in Other liabilities and is assessed in each subsequent reporting period (see Note 21).

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

The consolidated income statements at December 31, 2019, 2018 and 2017, by reportable segment, are as follows:

	2019
	Electrometallurgy -	Electrometallurgy -	Electrometallurgy -		Adjustments/
	North America	Europe	South Africa	Other segments	Eliminations (**)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Sales	551,500	1,049,576	136,292	43,147	(165,293)	1,615,222
Cost of sales	(366,711)	(868,654)	(108,823)	(35,923)	165,714	(1,214,397)
Other operating income	10,418	47,672	1,323	19,413	(24,613)	54,213
Staff costs	(87,954)	(145,712)	(20,333)	(31,030)	—	(285,029)
Other operating expense	(60,105)	(142,929)	(19,457)	(27,406)	24,192	(225,705)
Depreciation and amortization charges, operating allowances and write-downs	(72,251)	(39,844)	(6,459)	(1,640)	—	(120,194)
Impairment losses	(174,013)	(465)	—	(1,421)	—	(175,899)
Net loss due to changes in the value of assets	—	—	(530)	(1,044)	—	(1,574)
(Loss) gain on disposal of non-current assets	(1,601)	180	—	(802)	—	(2,223)
Bargain purchase gain	—	—	—	—	—	—
Operating (loss) profit	(200,717)	(100,176)	(17,987)	(36,706)	—	(355,586)
Finance income	529	9,220	156	14,483	(23,008)	1,380
Finance costs	(3,914)	(22,547)	(4,507)	(55,265)	23,008	(63,225)
Financial derivative gain	—	—	—	2,729	—	2,729
Exchange differences	(407)	3,139	(1,179)	1,331	—	2,884
(Loss) Profit before tax	(204,509)	(110,364)	(23,517)	(73,428)	—	(411,818)
Income tax (expense) benefit	8,520	22,470	7,761	2,790	—	41,541
(Loss) profit for the year from continuing operations	(195,989)	(87,894)	(15,756)	(70,638)	—	(370,277)
Profit for the year from discontinued operations	—	3,280	—	81,357	—	84,637
(Loss) profit for the year	(195,989)	(84,614)	(15,756)	10,719	—	(285,640)
Loss (profit) attributable to non-controlling interests	5,123	—	(368)	284	—	5,039
(Loss) profit attributable to the Parent	(190,866)	(84,614)	(16,124)	11,003	—	(280,601)

	2018(*)
	Electrometallurgy -	Electrometallurgy -	Electrometallurgy -		Adjustments/
	North America	Europe	South Africa	Other segments	Eliminations (**)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Sales	710,716	1,447,973	208,543	62,075	(187,305)	2,242,002
Cost of sales	(394,044)	(1,059,474)	(137,177)	(43,194)	187,212	(1,446,677)
Other operating income	4,943	39,817	3,420	16,666	(19,002)	45,844
Staff costs	(115,555)	(177,047)	(23,735)	(22,525)	—	(338,862)
Other operating expense	(77,670)	(146,143)	(26,353)	(46,489)	19,095	(277,560)
Depreciation and amortization charges, operating allowances and write-downs	(69,009)	(34,974)	(5,526)	(4,328)	—	(113,837)
Impairment losses	—	—	—	(58,919)	—	(58,919)
Net loss due to changes in the value of assets	—	(7)	(7,616)	—	—	(7,623)
(Loss) gain on disposal of non-current assets	(208)	(8,369)	(261)	23,402	—	14,564
Bargain purchase gain	—	40,142	—	—	—	40,142
Operating profit (loss)	59,173	101,918	11,295	(73,312)	—	99,074
Finance income	804	11,035	199	32,040	(39,220)	4,858
Finance costs	(4,109)	(40,831)	(5,298)	(46,048)	39,220	(57,066)
Financial derivative gain	—	—	—	2,838	—	2,838
Exchange differences	(1,194)	(10,561)	2,284	(4,665)	—	(14,136)
Profit (loss) before tax	54,674	61,561	8,480	(89,147)	—	35,568
Income tax (expense) benefit	4,949	(15,048)	(3,582)	(6,778)	—	(20,459)
Profit (loss) for the year from continuing operations	59,623	46,513	4,898	(95,925)	—	15,109
Profit for the year from discontinued operations	—	—	—	9,464	—	9,464
Profit (loss) for the year	59,623	46,513	4,898	(86,461)	—	24,573
Loss (profit) attributable to non-controlling interests	4,785	(332)	358	14,277	—	19,088
Profit (loss) attributable to the Parent	64,408	46,181	5,256	(72,184)	—	43,661

	2017(*)
	Electrometallurgy -	Electrometallurgy -	Electrometallurgy -		Adjustments/
	North America	Europe	South Africa	Other segments	Eliminations (**)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Sales	541,143	1,083,200	122,504	50,782	(65,353)	1,732,276
Cost of sales	(303,096)	(690,589)	(81,744)	(33,496)	65,650	(1,043,275)
Other operating income	2,701	12,681	2,868	15,520	(15,670)	18,100
Staff costs	(90,802)	(147,595)	(23,495)	(37,923)	(220)	(300,035)
Other operating expense	(68,537)	(107,130)	(24,462)	(50,428)	16,158	(234,399)
Depreciation and amortization charges, operating allowances and write-downs	(66,789)	(27,404)	(5,788)	(430)	9	(100,402)
Impairment losses	(30,618)	—	—	(1,007)	(16)	(31,641)
Net gain due to changes in the value of assets	—	—	7,222	—	282	7,504
Gain (loss) on disposal of non-current assets	(3,718)	301	(138)	(818)	57	(4,316)
Bargain purchase gain
Other (loss) gain	—	(13,604)	—	(2,625)	13,616	(2,613)
Operating (loss) profit	(19,716)	109,860	(3,033)	(60,425)	14,513	41,199
Finance income	448	6,733	404	189,962	(195,138)	2,409
Finance costs	(4,567)	(40,106)	(7,361)	(43,043)	35,108	(59,969)
Financial derivative loss	—	—	—	(6,850)	—	(6,850)
Exchange differences	(191)	5,938	(1,197)	3,730	(66)	8,214
(Loss) profit before tax	(24,026)	82,425	(11,187)	83,374	(145,583)	(14,997)
Income tax benefit (expense)	29,386	(26,031)	2,068	9,096	(294)	14,225
Profit (loss) for the year from continuing operations	5,360	56,394	(9,119)	92,470	(145,877)	(772)
(Loss) profit for the year from discontinued operations	—	—	—	(5,050)	—	(5,050)
Profit (loss) for the year	5,360	56,394	(9,119)	87,420	(145,877)	(5,822)
Loss (profit) attributable to non-controlling interests	4,734	(370)	(147)	951	(24)	5,144
(Loss) profit attributable to the Parent	10,094	56,024	(9,266)	88,371	(145,901)	(678)

(*)The consolidated Income Statements for the periods ended December 31, 2018 and 2017 have been restated  to reclassify the results of the Spanish energy assets  within profit (loss) for the year from discontinued operations.as part of the Other segments, as described in Note 1 to the consolidated financial statements.

(**)The amounts correspond to transactions between segments that are eliminated in the consolidation process.

The consolidated statements of financial position at December 31, 2019 and 2018, by reportable segment are as follows:

	2019
					Consolidation
	Electrometallurgy -	Electrometallurgy -	Electrometallurgy -		Adjustments/
	North America	Europe	South Africa	Other segments	Eliminations (*)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Goodwill	29,702	—	—	—	—	29,702
Other intangible assets	18,504	30,248	1,322	1,193	—	51,267
Property, plant and equipment	419,695	216,809	53,650	50,752	—	740,906
Inventories	91,619	215,509	32,886	14,107	—	354,121
Trade and other receivables (**)	427,871	504,294	47,755	764,532	(1,430,186)	314,266
Cash, restricted cash and cash equivalents	25,194	65,216	3,321	29,444	—	123,175
Other	11,932	60,619	14,921	33,444	—	120,916
Total assets	1,024,517	1,092,695	153,855	893,472	(1,430,186)	1,734,353

Equity	459,637	307,131	43,466	(207,937)	—	602,297
Provisions	31,220	85,167	7,108	7,448	—	130,943
Bank borrowings	—	100,070	—	58,929	—	158,999
Obligations under finance leases	6,473	18,128	14	1,257	—	25,872
Debt instruments	—	—	—	354,951	—	354,951
Other financial liabilities	—	454	—	66,085	—	66,539
Trade and other payables (***)	464,592	520,937	86,837	587,552	(1,465,859)	194,059
Other	62,595	60,808	16,430	25,187	35,673	200,693
Total equity and liabilities	1,024,517	1,092,695	153,855	893,472	(1,430,186)	1,734,353

	2018
					Consolidation
	Electrometallurgy -	Electrometallurgy -	Electrometallurgy -		Adjustments/
	North America	Europe	South Africa	Other segments	Eliminations (*)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Goodwill	202,848	—	—	—	—	202,848
Other intangible assets	22,798	26,476	1,292	1,256	—	51,822
Property, plant and equipment	467,616	219,520	56,679	145,047	—	888,862
Inventories	113,673	288,669	35,944	18,684	—	456,970
Trade and other receivables (**)	267,974	274,291	50,665	834,515	(1,254,935)	172,510
Cash, restricted cash and cash equivalents	76,791	110,523	19,483	9,850	—	216,647
Other	15,341	85,905	8,692	24,220	—	134,158
Total assets	1,167,041	1,005,384	172,755	1,033,572	(1,254,935)	2,123,817

Equity	646,851	206,781	58,294	(27,554)	—	884,372
Provisions	29,644	71,163	7,889	7,661	—	116,357
Bank borrowings	—	6,914	—	134,098	—	141,012
Obligations under finance leases	1,466	—	—	65,005	—	66,471
Debt instruments	—	—	—	352,594	—	352,594
Other financial liabilities	—	3,841	—	81,471	—	85,312
Trade and other payables (***)	414,022	662,667	93,970	379,468	(1,282,176)	267,951
Other	75,058	54,018	12,602	40,829	27,241	209,748
Total equity and liabilities	1,167,041	1,005,384	172,755	1,033,572	(1,254,935)	2,123,817

(*) These amounts correspond to balances between segments that are eliminated at consolidation.

(**) Trade and other receivables includes non-current and current receivables from group that eliminated in the consolidated process.

(***) Trade and other payables includes non-current and current payables from group that are eliminated in the consolidated process.

Other disclosures

Sales by product line

Sales by product line are as follows:

	2019	2018	2017
	US$'000	US$'000	US$'000
Silicon metal	539,872	933,366	739,618
Manganese-based alloys	447,311	527,757	363,644
Ferrosilicon	275,368	359,374	266,862
Other silicon-based alloys	181,736	215,697	188,183
Silica fume	33,540	37,061	36,338
Energy	—	12,149	7,244
Other	137,395	156,598	130,387
Total	1,615,222	2,242,002	1,732,276

Information about major customers

Total sales of $643,689 thousand, $758,894 thousand, and $820,987 thousand were attributable to the Company’s top ten customers in 2019, 2018, and 2017 respectively. During 2019 and 2018, there was no single customer representing greater than 10% of the Company’s sales. During 2017, sales corresponding to Dow Corning Corporation represented 12.2% of the Company’s sales, respectively. Sales to Dow Corning Corporation are included partially in the Electrometallurgy - North America segment and partially in the Electrometallurgy - Europe segment.

7.    Goodwill

Changes in the carrying amount of goodwill during the years ended December 31, are as follows:

	January 1,	Impairment	Exchange	December 31,	Impairment	Exchange	December 31,
	2018	(Note 25.5)	differences	2018	(Note 25.5)	differences	2019
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Globe Specialty Metals, Inc.	205,287	—	(2,439)	202,848	(174,008)	862	29,702
Total	205,287	—	(2,439)	202,848	(174,008)	862	29,702

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

On December 23, 2015, Ferroglobe PLC consummated the acquisition of 100% of the equity interests of Globe Specialty Metals, Inc. (GSM) and subsidiaries and FerroAtlántica. This Business Combination was accounted for using the acquisition method of accounting for business combinations under IFRS 3 Business Combinations, with FerroAtlántica treated as the accounting acquirer and GSM as the acquiree. The aggregate of the fair values as of the closing date of the Business Combination of the assets acquired and liabilities assumed was recorded as goodwill.

During the year ended December 31, 2019, the Company recognized an impairment charge of $174,008 thousand related to the complete impairment of goodwill in Canada and partial impairment of goodwill in the United States, resulting from a decline in future estimated projections and increase of the discount rate which caused the Company to revise its expected future cash flows from its Canadian and United States business operations. The impairment charge is recorded within the Electrometallurgy – North America reportable segment.

During the year ended December 31, 2018, in connection with our annual goodwill impairment test, the Company did not recognize an impairment charge.

Ferroglobe operates in a cyclical market, and silicon and silicon-based alloy index pricing and foreign import pressure into the U.S. and Canadian markets impact the future projected cash flows used in our impairment analysis. Recoverable value was estimated based on discounted cash flows. Estimates under the Company’s discounted income based approach involve numerous variables including anticipated sales price and volumes, cost structure, discount rates and long term growth that are subject to change as business conditions change, and therefore could impact fair values in the future. As of December 31, 2019, the remaining goodwill for the U.S and Canadian cash-generating units is $29,702 thousand and nil, respectively.

Key assumptions used in the determination of recoverable value

In determining the asset recoverability through value in use, management makes estimates, judgments and assumptions on uncertain matters. For each cash-generating unit, the value in use is determined based on economic assumptions and forecasted operating conditions as follows:

	2019		2018
	U.S.	Canada	U.S.	Canada
Weighted average cost of capital	11.1%	11.5%	11.0%	10.5%
Long-term growth rate	2.0%	2.0%	2.0%	2.0%
Normalized tax rate	21.0%	26.6%	22.0%	26.5%

The Company has defined a financial model which considers the revenues, expenditures, cash flows, net tax payments and capital expenditures on a five year period (2020‑2024), and perpetuity beyond this tranche. The financial projections to determine the net present value of future cash flows are modeled considering the principal variables that determine the historic flows of each group of cash-generating unit.

Sensitivity to changes in assumptions

Changing management’s assumptions, could significantly affect the evaluation of the value in use of our cash generating units and, therefore, the impairment result. As of December 31, 2019, there is $5,266 thousand headroom between the carrying value of goodwill and the recoverable value of the U.S cash-generating unit.  The following changes to the assumptions used in the impairment test lead to the following changes in recoverable value:

		Excess of	Sensitivity on		Sensitivity on		Sensitivity on
		recoverable	discount rate		long-term growth rate		cash flows
		value over	Decrease	Increase	Decrease	Increase	Decrease	Increase
	Goodwill	carrying value	by 10%	by 10%	by 10%	by 10%	by 10%	by 10%
	(in millions of US$)
Electrometallurgy - U.S.	29.7	5.3	44.1	(35.0)	(4.5)	4.5	(62.0)	62.0
Total	29.7

8.    Other intangible assets

Changes in the carrying amount of other intangible assets during the years ended December 31 are as follows:

					Other	Accumulated
	Development	Power Supply		Computer	Intangible	Depreciation	Impairment
	Expenditure	Agreements	Rights of Use	Software	Assets	(Note 25.3)	(Note 25.5)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2018	50,482	37,836	23,039	6,047	24,263	(72,751)	(10,258)	58,658
Additions	992	—	—	—	26,385	(9,312)	(16,073)	1,992
Disposals	—	—	—	(64)	(7,260)	—	—	(7,324)
Business combinations (Note 5)	—	—	—	45	—	—	—	45
Transfers from/(to) other accounts	1,919	—	—	—	(1,919)	—	—	—
Exchange differences	(2,408)	—	(648)	(101)	(1,656)	2,546	718	(1,549)
Balance at December 31, 2018	50,985	37,836	22,391	5,927	39,813	(79,517)	(25,613)	51,822
Additions	870	—	—	—	22,842	(7,305)	(211)	16,196
Disposals	(553)	—	(5,595)	(780)	(8,295)	3,845	5,281	(6,097)
Exchange differences	(976)	—	(263)	2	(142)	694	468	(217)
Business disposal	—	—	—	—	(11,548)	—	1,111	(10,437)
Balance at December 31, 2019	50,326	37,836	16,533	5,149	42,670	(82,283)	(18,964)	51,267

Additions and disposals in other intangible asset in 2019 and 2018 primarily relate to the acquisition, use and expiration of rights held to emit greenhouse gasses by certain Spanish, French and Canadian subsidiaries (see Note 4.21).

As a result of the Business Combination, the Company acquired a power supply agreement which provides favorable below-market power rates to the Alloy, West Virginia facility, which terminates in December 2021.

During 2019 the Company disposed of FerroAtlántica, S.A.U., which resulted in a net reduction of other intangible assets of $10,437 thousand, the net gain on the disposal of FerroAtlántica, S.A.U. is disclosed in Note 29. During 2018 the Company recognised an impairment of $13,947 thousand of development expenditures in relation to our solar-grade silicon metal project based in Puertollano, Spain. Refer to Note 9 for further details.

At December 31, 2019, the Company has no intangible assets pledged as security for outstanding bank loans and other payables. At December 31, 2018 the company has other intangible assets of $26,948 thousands pledged as security for outstanding bank loans and other payables.

9.    Property, plant and equipment

The detail of property, plant and equipment, net of the related accumulated depreciation and impairment in 2019 and 2018 is as follows:

				Advances and
				Property, Plant		Other Items of	Other Items of	Other Items of
			Other Fixtures,	and Equipment		Property,
	Land and	Plant and	Tools and	in the Course of	Mineral	Plant	Leased	Leased	Accumulated
	Buildings	Machinery	Furniture	Construction	Reserves	and Equipment	Land and Buildings	Plant and machinery	Depreciation (Note 25.3)	Impairment (Note 25.5)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2018	251,298	1,490,804	8,533	128,584	60,359	32,364	—	—	(936,325)	(117,643)	917,974
Additions	2,983	9,104	12	99,016	—	4,293	—	—	(104,532)	(42,846)	(31,970)
Disposals and other	(4,687)	(34,612)	(1,084)	(2,657)	—	(587)	—	—	35,921	—	(7,706)
Transfers from/(to) other accounts	24,823	69,439	4,850	(97,086)	—	222	—	—	(2,248)	—	—
Exchange differences	(10,743)	(74,554)	(405)	(5,941)	(951)	(383)	—	—	48,455	3,292	(41,230)
Business combinations (Note 5)	6,846	53,337	82	1,790	—	432	—	—	—	—	62,487
Business disposals	(35,211)	(26,471)	(43)	(342)	—	—	—	—	56,674	—	(5,393)
Discounted operations	—	—	—	—	—	—	—	—	(5,300)	—	(5,300)
Balance at December 31, 2018	235,309	1,487,047	11,945	123,364	59,408	36,341	—	—	(907,355)	(157,197)	888,862
IFRS 16 Adjustments at 1 January 2019	—	—	—	—	—	—	12,417	18,055	(9,703)	—	20,769
Additions	74	1,409	32	34,039	—	—	777	3,089	(103,121)	(1,224)	(64,925)
Disposals and other	(13,160)	(78,774)	(3,399)	(7,426)	—	(2,195)	—	—	48,560	48,775	(7,619)
Transfers from/(to) other accounts	408	38,445	220	(39,073)	—	—	—	—	—	—	—
Exchange differences	(2,822)	(8,908)	36	(1,881)	94	317	104	189	9,091	2,000	(1,780)
Business disposals	(23,223)	(165,382)	(15)	(2,372)	—	—	—	—	96,591	—	(94,401)
Balance at December 31, 2019	196,586	1,273,837	8,819	106,651	59,502	34,463	13,298	21,333	(865,937)	(107,646)	740,906

Additions in the captions leased Land and Building and Leased Plant and Machinery represents the adoption of IFRS 16 from January 1, 2019, see Note 3.

During 2019 the Company disposed of FerroAtlántica, S.A.U. and Ultracore Polska Zoo, which resulted in a net reduction of property, plant and equipment of $94,401 thousand. The net gain on the disposal of FerroAtlántica, S.A.U. is disclosed in Note 29 and the net loss on disposal of Ultracore Polska ZOO is included in Note 25.6.

During 2019 the Company liquidated Ganzi Ferroatlántica Silicon Industry Company, Ltd. and started the process of liquidation of Mangshi Sinice Silicon Industry Company Limited, which resulted in the reduction of impairment of $48,775 thousand.

Business combinations in 2018 relates to the assets acquired as part of the acquisition of the Glencore plants in France and Norway, see Note 5.

During 2018 the Company disposed of Hidro Nitro Española S.A. which resulted in a net reduction of property, plant and equipment of $5,393 thousand. The net gain on the disposal of the business is disclosed in Note 25.6.

During 2018 the Company recognised an impairment of $40,537 thousand in Impairment losses (Electrometallurgy – Other segment) in relation to our solar-grade silicon metal project based in Puertollano, Spain. At the end of 2018 the Company has decided to temporarily suspend investment in the project due to deterioration in the market environment for solar grade silicon (or polysilicon) worldwide. The Company is preserving the technology and know-how in order to be able to finalize the construction of the factory as soon as market circumstances change. As of December 31, 2019, the Company continues to recognize these project assets as $40,590 thousand based on the higher of fair value less costs of disposal and value in use. Fair value less costs of disposal related to land and buildings was determined based on recent sales of comparable industrial properties located near the project. Fair value less costs of disposal related to machinery and equipment was determined by assessing the recoverability of the assets to a market participant. In 2019 the valuation of these assets has been reassessed and no changes in the impairment recorded were needed.

As at December 31, 2019 the Company tested property, plant and equipment for impairment, estimating the recoverable value of the cash-generating units requires significant judgment in evaluation of overall market conditions, estimated future cash flows, discount rates and other factors, based on management’s business plans. Recoverable values were estimated by determining the value in use for all assets, with the exception of our solar-grade silicon metal project based in Puertollano, Spain, and our silicon metal plant in Polokwane, South Africa for which the recoverable value was determined by independent valuation experts. No impairment for property, plant and equipment was recognized during the year ended December 31, 2019.

At December 31, 2019, the Company has no property, plant and equipment pledged as security for outstanding bank loans and other payables. At December 31, 2018, the Company has property, plant and equipment of $514,625 thousands pledged as security for outstanding bank loans.

Finance leases

Finance leases held by the Company included in Plant and Machinery at December 31 are as follows:

Lease
		Time	Historical		Accumulated	Carrying	Interest	Payments
	Life	Elapsed	Cost	Cost	Depreciation	Amount	Payable	Outstanding
	(Years)	(Years)	EUR €'000	US $'000	US $'000	US $'000	US $'000	US $'000
December 31, 2018 Hydro-electrical installations	10	6.6	109,047	124,859	(82,940)	41,918	—	65,005

The leases of the Hydroelectrical installation have been canceled before the sale of FAU.

Commitments

At December 31, 2019 and 2018, the Company has capital expenditure commitments totaling $15,635 thousand and $26,935 thousand, respectively, primarily related to maintenance and improvement works at plants.

10.  Financial assets and other receivables

The company’s financial assets and their classification under IFRS 9 are as follows:

		2019 classification
	Note	Amortised cost	Fair value through profit or loss - mandatorily measured	Fair value through other comprehensive income - designated	Total
		US$'000	US$'000	US$'000	US$'000
Other financial assets	10.1	2,618	5,544	—	8,162
Receivables from related parties	23	5,202	—	—	5,202
Trade receivables	10.2	232,479	—	—	232,479
Other receivables	10.2	10,889	—	—	10,889
Cash and cash equivalents		94,852	—	—	94,852
Restricted cash		28,323	—	—	28,323
Total financial assets		374,363	5,544	—	379,907

		2018 classification
	Note	Amortised cost	Fair value through profit or loss - mandatorily measured	Fair value through other comprehensive income - designated	Total
		US$'000	US$'000	US$'000	US$'000
Other financial assets	10.1	3,264	69,602	—	72,866
Receivables from related parties	23	16,514	—	—	16,514
Trade receivables	10.2	70,755	—	—	70,755
Other receivables	10.2	7,784	—	—	7,784
Cash and cash equivalents		216,647	—	—	216,647
Total financial assets		314,964	69,602	—	384,566

a.	As of year ended December 31, 2019, Cash and cash equivalents and restricted cash comprise the following:

	2019	2018
	US$'000	US$'000
Cash and cash equivalents	94,852	216,647
Current restricted cash presented as Cash	28,323	—
Escrow: Hydro-electric assets sale	5,617	—
ABL	22,500	—
Others	206	—
Total	123,175	216,647

The escrow was constituted in August 30, 2019, in consideration of FAU sale; under agreement terms, the Purchaser and the Seller deposited in a restricted bank account a part of the share purchase price, guaranteeing any compensation to the purchaser for any claim under the contract. In relation to the ABL Restricted cash, the amount constituted is fixed by agreement as liquidity covenants, see “Note 16”.

10.1 Other financial assets

At December 31, 2019, other financial assets comprise the following:

	2019
	Non-
	Current	Current	Total
	US$'000	US$'000	US$'000
Other financial assets held with third parties:
Other financial assets at amortised cost	2,618	—	2,618
Listed equity securities	—	5,544	5,544
Total	2,618	5,544	8,162

Listed equity securities comprises investments held by Globe Argentina Metales in Pampa Energía.

At December 31, 2018, other financial assets comprise the following:

	2018
	Non-
	Current	Current	Total
	US$'000	US$'000	US$'000
Other financial assets held with third parties:
Other financial assets at amortised cost	3,264	—	3,264
Listed equity securities	—	2,523	2,523
Debt investments at fair value through profit or loss	67,079	—	67,079
Total	70,343	2,523	72,866

Debt instruments at fair value through profit or loss  comprise an investment in subordinated loan notes issued by a special purpose entity that has purchased accounts receivable from the Company pursuant to a securitization program (see ‘Securitization of trade receivables’ below). There is no equivalent amount at December 31, 2019 as the Irish SPE (see‘Securitization of trade receivables’) is now consolidated and the investment in subordinated loan notes were eliminated on consolidation.

Securitization of trade receivables

On July 31, 2017, the Company entered into an accounts receivable securitization program (the “Program”) where trade receivables generated by the Company’s subsidiaries in the United States, Canada, Spain and France were sold to Ferrous Receivables DAC, a special purpose entity domiciled and incorporated in Ireland (the “SPE”). As sales of the Company’s products to customers occurred, eligible trade receivables were sold to the SPE at an agreed upon purchase price. Part of the consideration was received upfront in cash and part was deferred in the form of senior subordinated and junior subordinated loans notes issued by the SPE to the selling entities.

The SPE purchased the receivables at a slight discount to invoice value in order to pay certain expenses and fees related to the receivables including the costs of servicing the portfolio, the costs servicing the debt incurred to fund the purchase and any administrative costs. This discount was sized to adequately to cover any and all expenses required of the SPE.

At December 31, 2018, up to $303,000 thousand of upfront cash consideration could be provided by the SPE under the Program, financed by ING Bank N.V. (“ING”), as senior lender and Finacity Capital Management Inc. (“Finacity”), as intermediate subordinated lender and control party. In respect of trade receivables outstanding at December 31, 2018, the SPE provided upfront cash consideration of approximately $227,360 thousand.

On October 11, 2019, the Company’s subsidiaries in the United States and Canada repurchased all outstanding receivables that had they had previously sold to the SPE so that they could form part of the borrowing base for the North American asset-based revolving credit facility (the “ABL Revolver”).

During 2019, following certain termination events under the Program, ING’s senior loan commitments were reduced to $75,000 thousand and the Company and ING agreed the Program would terminate during the fourth quarter of 2019, unless otherwise refinanced.

On December 10, 2019, the Company refinanced the Program and amended and restated its terms. The SPE repaid the remaining senior loans to ING with the proceeds of new senior loans issued by an affiliate of Sound Point Capital Management LP. The new senior lender’s commitments under the amended and restated securitization program are $150,000 thousand, of which $104,130 was drawn at December 31, 2019. Finacity remains an intermediate subordinated lender and the Company’s European subsidiaries continue as senior subordinated and junior subordinated lenders as well as having a new interest in the senior and intermediate subordinated loan tranches. The Program has a two-year term until December 10, 2021.

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

Receivables are sold to the SPE under a true sale opinion with legal interest transferred from the Company to the SPE. While the sale of receivables to the SPE is without credit recourse, the Company continues to be exposed to the variable returns from its involvement in the SPE as it is exposed to credit risk as a subordinated lender to the SPE and it earns a variable amount of remuneration as master servicer of the receivables, as well as any excess return from additional service fee, including the loss or gain due to the effect of foreign exchange rates.

As master servicer, Ferroglobe is responsible for the cash collection and management of any impaired receivables. Finacity, in addition to being intermediate subordinated lender, is the backup servicer and has the unilateral right to remove Ferroglobe as master servicer and manage impaired receivables. Until September 5, 2019, this right was considered to be substantive and therefore that Finacity had power and control over the SPE and that the SPE was not consolidated by Ferroglobe. Considering the risk exposure for each lender at September 5, 2019 and subsequently, including under the amended and restated program effective December 10, 2019, it is not considered that Finacity has a risk exposure such as to be considered substantive. Therefore, Ferroglobe is now considered to have control over the SPE as it is exposed to variable returns and has the ability to affect those returns through its power over the investee. Accordingly, Ferroglobe has consolidated the SPE with effect from September 5, 2019.

As a result of consolidating the SPE, the trade receivables purchased by the SPE are included in the Company’s consolidated statement of financial position, along with loans (see Note 16) and cash held by the SPE.

Transactions with the SPE prior to consolidation

Prior to the consolidation of the SPE on September 5, 2019, Company sold approximately $1,127 million of trade receivables to the SPE during the year ended December 31, 2019 (2018: approximately $2,059 million). The loss on transfer of the receivables, or purchase discount, which equates to difference between the carrying amount of the receivable and the purchase consideration, was $12,210 thousand and has been recognized within finance costs in the consolidated income statement (2018: $22,647 thousand).

As a lender to the SPE, the Company earned interest on its senior subordinated and junior subordinated loan receivables. During the year ended December 31, 2019, the Company earned interest of $1,130 thousand in respect of these loan receivables, recognized within finance income in the consolidated income statement (2018: $3,403 thousand).

The Company is engaged as master servicer to the SPE whereby the Company is responsible for the cash collection, reporting and cash application of the sold receivables. As master servicer, the Company earns a fixed rate management fee due to the percentage but depends on the volume of assets and an additional servicing fee which entitles the Company to a residual interest upon monthly liquidation of the SPE. The additional servicing fee will only be paid out on monthly liquidation of the SPE and from any excess cash flows remaining after all lenders to the SPE have been repaid. This results in the Company being exposed to variable returns. During the year ended December 31, 2019, the Company earned fixed-rate servicing fees of $1,531 thousand (2018: $2,961 thousand) and additional servicing fees of $4,790 thousand (2018: $11,174 thousand).

Restrictions on the use of group assets

At December 31, 2019, the SPE held cash of $38,778 thousand and this is consolidated by the Company and included in the cash and cash equivalents balance (2018: the SPE was not consolidated). Cash held by the SPE can be used to repay the SPE’s borrowings (see Note 16), pay interest and expenses incurred by the SPE, purchase new trade receivables from the Ferroglobe entities participating in the Program and repay loan notes issued to Ferroglobe entities, subject to continuing to meet the Program’s collateral and minimum liquidity requirements. At December 31, 2019, $3,448 thousand of cash held by the SPE was available to repay subordinated loan notes to Ferroglobe entities and therefore available for use by the wider group.

At December 31, 2019, the SPE held trade receivables of $90,108 thousand and these were consolidated by the Company (2018: the SPE was not consolidated). The proceeds from the collection of the SPE’s receivables can be used to repay the SPE’s borrowings.

	Amount	Interest
	US$'000	Rate	Currency
Senior Subordinated Loan	—	0%	U.S. Dollars
Junior Subordinated Loan	—	0%	U.S. Dollars

10.2 Trade and other receivables

Trade and other receivables comprise the following at December 31:

	2019	2018
	US$'000	US$'000
Trade receivables	237,022	75,719
Less – allowance for doubtful debts	(4,543)	(4,964)
	232,479	70,755
Tax receivables(1)	45,948	60,851
Government grant receivables	19,748	16,606
Other receivables	10,889	7,784
Total	309,064	155,996

(1)

“Tax receivables” is primarily related to VAT receivables, which are recovered either by offsetting against VAT payables or are expected to be refunded by the tax authorities in the relevant jurisdictions.

The trade and other receivables disclosed above are short-term in nature and therefore their carrying amount is considered to approximate their fair value.

The changes in the allowance for doubtful debts during 2019 and 2018 were as follows:

Allowance
US$'000
Balance at January 1, 2018	17,346
Impairment losses recognized	3,190
Amounts written off as uncollectible	(15,118)
Exchange differences	(454)
Balance at December 31, 2018	4,964
Impairment losses recognized	2,517
Amounts written off as uncollectible	(100)
Changes in the scope of consolidation	(2,750)
Exchange differences	(88)
Balance at December 31, 2019	4,543

Government grants

The Company has been awarded government grants in relation to its operations in France, Spain and Norway, including grants in relation to the compensation of costs associated with the emission of CO2.

During the year ended December 31, 2019, the Company recognized $33,327 thousand of income related to government grants, of which $33,327 thousand was deducted against the related expense in cost of sales (2018: $26,369 thousand of income, of which $18,923 thousand was deducted against the related expense in cost of sales and $7,446 thousand was recognized as other operating income). The Company has no unfulfilled conditions in relation to government grants, but certain grants would be repayable if the Company were to substantially curtail production or employment at certain plants.

At December 31, 2019,  no factoring arrengements were in place. At December 31, 2018, the carrying amounts of the government grant receivables include receivables which were subject to a factoring arrangement. Under this arrangement, the Company transferred receivables to the factor in exchange for cash and is prevented from selling or pledging the receivables. However, the Company has retained late payment and credit risk. The Company therefore continues to recognise the transferred assets in their entirety in its balance sheet. The amount repayable under the factoring agreement is presented as secured borrowing. At December 31, 2018, the carrying amount of both the factored receivables and the secured borrowings was $6,913 thousand.

Factoring of other receivables

The Company has no factoring without recourse arrangements for receivables as of December 31, 2019. There were $6,102 thousand of factored receivables outstanding as of December 31, 2018. These factoring arrangements transfer substantially all the economic risks and rewards associated with the ownership of accounts receivable to a third party and therefore are accounted for by derecognizing the accounts receivable upon receiving the cash proceeds of the factoring arrangement.

11.   Inventories

Inventories comprise the following at December 31:

	2019	2018
	US$'000	US$'000
Finished goods	158,056	197,982
Raw materials in progress and industrial supplies	140,689	222,912
Other inventories	54,564	34,887
Advances to suppliers	812	1,189
Total	354,121	456,970

During 2019 the Company recognised an expense of $4,295 thousand (2018: $11,376 thousand) in respect of write-downs of inventory to net realisable value. The Company records expense for the write-down of inventories to Cost of sales in the consolidated income statement.

At December 31, 2019, approximately $33 million of inventories in the Company’s subsidiaries in the United States and Canada were pledged forming part of the borrowing base for the North American asset-based revolving credit facility (the “ABL Revolver”). At December 31, 2018, approximately $314 million of inventories were secured as collateral for then outstanding loan agreements.

12.  Other assets

Other assets comprise the following at December 31:

	2019			2018
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Guarantees and deposits given	1,100	9	1,109	2,208	11	2,219
Prepayments and accrued income	10	13,415	13,425	16	3,672	3,688
Biological assets	—	—	—	7,790	—	7,790
Other assets	487	10,252	10,739	472	5,130	5,602
Total	1,597	23,676	25,273	10,486	8,813	19,299

Biological assets comprise timber farms in South Africa, which are a source of raw materials used for the production of silicon metal. The biological assets were sold during 2019 for net proceeds of ZAR 130 million.

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

During the year ended December 31, 2019, the Company did not issue new ordinary shares of any class.

At December 31, 2019, there were 170,863,773 ordinary shares in issue with a par value of $0.01, for a total issued share capital of $1,784 thousand, (2018: 170,863,773 ordinary shares in issue with a par value of $0.01, for a total issued share capital of $1,784 thousand).

At December 31, 2019, the Company’s largest shareholder is as follows:

	Number of Shares	Percentage of
Name	Beneficially Owned	Outstanding Shares (*)
Grupo Villar Mir, S.A.U.	91,125,521	53.8%
(*) 169,224,766 ordinary shares were outstanding at 31 December 2019, comprising 170,863,773 shares in issue less 1,733,051 shares held in treasury

Valuation adjustments

Valuation adjustments comprise the following at December 31:

	2019	2018
	US$'000	US$'000
Actuarial gains and losses	1,248	(390)
Hedging instruments and other	(3,417)	(11,169)
Total	(2,169)	(11,559)

Capital management

The Company’s primary objective is to maintain a balanced and sustainable capital structure through the industry’s economic cycles, while keeping the cost of capital at competitive levels so as to fund the Company’s growth. The main sources of financing are as follows:

1.	cash flow from operations;
2.	bank borrowings, including asset-based loans;
3.	debt instruments, including the senior Notes due 2022.

Although the securitization program has been part of the Company’s consolidated Balance since September 5, 2019, the Company continues in its efforts to focus on optimizing its working capital.

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

	2019	2018	2017
	US$'000	US$'000	US$'000
Gross financial debt (*)	606,361	645,389	571,337
Cash, restricted cash and cash equivalents	(123,175)	(216,647)	(184,472)
Total net financial debt	483,186	428,742	386,865

Total equity (**)	602,297	884,372	937,758

Total net financial debt / total equity	80.22%	48.48%	41.25%

(*)   Gross financial debt comprises bank borrowings, obligations under leases, debt instruments and other financial liabilities.

(**)  Total equity comprises all capital and reserves of Company as stated in the consolidated statement of financial position.

The classification of the Company’s gross financial debt between non-current and current at December 31 is as follows:

	2019		2018		2017
	Balance		Balance		Balance
	US$'000%		US$'000%		US$'000%
Non-current gross financial debt	548,531	90.46%	560,738	86.88%	458,056	80.17%
Current gross financial debt	57,830	9.54%	84,651	13.12%	113,281	19.83%
Total gross financial debt	606,361	100.00%	645,389	100.00%	571,337	100.00%

Share Repurchase Program

At a general meeting of its shareholders held on August 3, 2018, shareholders granted authority to the Company to effect share repurchases. The Company is accordingly authorised for a period of five years to enter into contracts with appointed brokers under which the Company may undertake purchases of its ordinary shares – acquired by the brokers on the NASDAQ and through other permitted channels of up to approximately 10% of its issued ordinary share capital, at a minimum price of $0.01 per share, at a maximum price for such shares of 5% above the average volume-weighted average price of the Company's shares over the five business days prior to purchase and subject to additional restrictions (including as to pricing, volume, timing and the use of brokers or dealers) under applicable U.S. securities laws.

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

During the year ended December 31, 2019, there are not new shares repurchased by the Company.

Dividends

There have not been dividends paid or proposed by the Company during the year ended December 31, 2019.

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

Non-controlling interests

The changes in non-controlling interests in the consolidated statements of financial position in 2019 and 2018 were as follows:

Balance
US$'000
Balance at January 1, 2018	121,734
Loss for the year	(19,088)
Increase of Parent’s indirect ownership interest in FerroAtlántica de Venezuela S.A.	14,389
Translation differences and other	(890)
Balance at December 31, 2018	116,145
Loss for the year	(5,039)
Increase of Parent’s indirect ownership interest in Ferrosolar OPCO Group SL. and Rocas, Arcillas y Minerales, S.A.	5,881
Translation differences and other	1,090
Balance at December 31, 2019	118,077

The stand-alone statutory information regarding the largest non-controlling interests, in accordance with IFRS 12 Disclosure of Interests in Other Entities, is as follows:

WVA Manufacturing, LLC (WVA) was formed on October 28, 2009 as a wholly-owned subsidiary of Globe. On November 5, 2009, Globe sold a 49% membership interest in WVA to Dow Corning Corporation (currently named “Dow”), an unrelated third party. As part of the sale of the 49% membership interest to Dow, an operating agreement and an output and supply agreement were established. The output and supply agreement states that of the silicon metal produced by WVA, 49% will be sold to Dow and 51% to Globe, which represents each member’s ownership interest, at a price equal to WVA’s actual production cost plus $100 per metric ton. The agreement will automatically terminate upon the dissolution or liquidation of WVA in accordance with the joint venture agreement between Globe and Dow. As of December 31, 2019 and 2018, the balance of Non-controlling interest related to WVA was $73,945 thousand and $77,343 thousand, respectively.

Quebec Silicon Limited Partnership (QSLP), formed under the laws of the Province of Québec on August 20, 2010 is managed by its general partner, Quebec Silicon General Partner Inc., which is a wholly-owned subsidiary of Globe. QSLP owns and operates the silicon metal operations in Bécancour, Québec. QSLP’s production output is subject to a supply agreement, which sells 51% of the production output to Globe and 49% to Dow, which represents each member’s ownership interest, at a price equal to QSLP’s actual production cost plus 31 Canadian dollars per metric ton. As of December 31, 2019 and 2018, the balance of non-controlling interest related to QSLP was $44,224 thousand and $44,796 thousand, respectively.

	2019		2018
	WVA	QSLP	WVA	QSLP
	US$'000	US$'000	US$'000	US$'000
Statement of Financial Position
Non-current assets	80,923	63,639	84,864	62,725
Current assets	56,839	30,931	59,957	42,125
Non-current liabilities	14,677	19,944	14,677	15,406
Current liabilities	27,579	7,277	38,060	24,356
Income Statement
Sales	167,503	78,414	168,041	108,764
Operating profit	6,688	252	6,319	2,284
Profit before taxes	6,423	(36)	6,319	979
Net (loss) income	3,276	(70)	(6,458)	478
Cash Flow Statement
Cash flows from operating activities	2,287	3,720	10,025	4,317
Cash flows from investing activities	(2,256)	(3,544)	(3,830)	(4,980)
Cash flows from financing activities	—	227	—	—
Exchange differences on cash and cash equivalents in foreign currencies	—	149	—	(32)
Beginning balance of cash and cash equivalents	6,535	1,767	340	2,462
Ending balance of cash and cash equivalents	6,566	2,319	6,535	1,767

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

	2019	2018	2017
Basic earnings (loss) per ordinary share computation
Numerator:
Profit (loss) attributable to the Parent (US$'000)	(280,601)	43,661	(678)
Denominator:
Weighted average basic shares outstanding	169,152,905	171,406,272	171,949,128
Basic earnings (loss) per ordinary share (US$)	(1.66)	0.25	—

Diluted earnings (loss) per ordinary share computation
Numerator:
Profit (loss) attributable to the Parent (US$'000)	(280,601)	43,661	(678)
Denominator:
Weighted average basic shares outstanding	169,152,905	171,406,272	171,949,128
Effect of dilutive securities	—	123,340	—
Weighted average dilutive shares outstanding	169,152,905	171,529,612	171,949,128
Diluted earnings (loss) per ordinary share (US$)	(1.66)	0.25	—

Potential ordinary shares of  445,008, of 269,116, and of 70,673 were excluded from the calculation of diluted earnings (loss) per ordinary share in 2019, 2018, and 2017 respectively because their effect would be anti-dilutive.

15.  Provisions

Provisions comprise the following at December 31:

	2019			2018
	Non- Current	Current	Total	Non- Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Provision for pensions	56,679	1,050	57,729	52,529	197	52,726
Environmental provision	2,923	1,185	4,108	2,880	331	3,211
Provisions for litigation	—	3,905	3,905	—	2,399	2,399
Provisions for third-party liability	9,263	—	9,263	7,270	—	7,270
Provisions for C02 emissions allowances	5,776	29,162	34,938	2,859	25,111	27,970
Other provisions	10,211	10,789	21,000	10,249	12,532	22,781
Total	84,852	46,091	130,943	75,787	40,570	116,357

The changes in the various line items of provisions in 2019 and 2018 were as follows:

			Provisions for	Provisions for	Provisions for
	Provision for	Environmental	Litigation	Third	CO2 Emissions	Other
	Pensions	Provision	in Progress	Party Liability	Allowances	Provisions	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2018	59,195	3,467	11,732	7,639	7,281	26,178	115,492
Charges for the year	4,611	103	392	229	26,348	2,483	34,166
Provisions reversed with a credit to income	(36)	—	—	(9)	—	(1,524)	(1,569)
Amounts used	(2,076)	—	(9,595)	(239)	(5,470)	(3,039)	(20,419)
Provision against equity	(3,568)	—	—	—	—	—	(3,568)
Transfers from/(to) other accounts	277	—	—	—	—	—	277
Exchange differences and others	(5,677)	(359)	(130)	(350)	(189)	(2,035)	(8,740)
Additions from business combinations (see Note 5)	—	—	—	—	—	735	735
Disposals from business divestitures	—	—	—	—	—	(17)	(17)
Balance at December 31, 2018	52,726	3,211	2,399	7,270	27,970	22,781	116,357
Charges for the year	7,444	820	2,166	2,361	18,794	2,958	34,543
Provisions reversed with a credit to income	(1,798)	—	—	(74)	—	(1,101)	(2,973)
Amounts used	(2,019)	—	(650)	(179)	(9,452)	(723)	(13,023)
Provision against equity	2,244	—	—	—	—	—	2,244
Exchange differences and others	(868)	77	(10)	(115)	(249)	(441)	(1,606)
Disposals from business divestitures	—	—	—	—	(2,125)	(2,474)	(4,599)
Balance at December 31, 2019	57,729	4,108	3,905	9,263	34,938	21,000	130,943

The main provisions relating to employee obligations are as follows:

France

These relate to various obligations assumed by FerroPem, SAS with various groups of employees relate to long-service benefits, medical insurance supplements and retirement obligations, all of which are defined benefit obligations, whose changes in 2019 and 2018 were as follows:

	2019	2018
	US$'000	US$'000
Obligations at the beginning of year	28,049	29,768
Current service cost	1,951	1,678
Borrowing costs	524	470
Actuarial differences	4,432	(700)
Benefits paid	(1,581)	(1,818)
Exchange differences	(580)	(1,349)
Obligations at the end of year	32,795	28,049

At December 31, 2019 and 2018, the effect of a 1% change in discount rate would have resulted in a change to the provision of approximately $4,767 thousand and $3,664 thousand, respectively.

The following table reflects the gross benefit payments that are expected to be paid for the benefit plans for the year ended December 31, 2019:

2019
US$'000
2020	1,020
2021	909
2022	1,400
2023	2,041
2024	2,249
Years 2025-2029	8,336

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

In this regard, the changes of this provision in 2019 and 2018 were as follows:

	2019	2018
	US$'000	US$'000
Obligations at beginning of year	5,429	7,872
Current service cost	90	139
Borrowing costs	511	740
Actuarial differences	(1,291)	(2,000)
Benefits paid	(254)	(226)
Exchange differences	116	(1,096)
Obligations at end of year	4,601	5,429

At December 31, 2019 and 2018, the effect of a 1% change in the cost of the medical aid would have resulted in a change to the provision of approximately $562 thousand and $216 thousand, respectively.

The breakdown, in percentage, of the plan assets are as follows:

	2019	2018
Cash	1.50%	1.72%
Equity	42.25%	47.42%
Bond	15.64%	13.62%
Property	2.78%	2.67%
International	32.51%	30.27%
Others	5.32%	4.30%
Total	100.00%	100.00%

As of December 31, 2019 and 2018 the Plan assets amounted to $2,126 thousand and $1,906 thousand, respectively. Changes in the fair value of plan assets linked to the defined benefit plans in South Africa were as set forth in the following table:

	2019	2018
	US$'000	US$'000
Fair value of plan assets at the beginning of the year	1,906	2,248
Interest income on assets	194	216
Benefits paid	—	(50)
Actuarial differences	(81)	(228)
Other	107	(280)
Fair value of plan assets at the end of the year	2,126	1,906
Actual return on assets	113	(11)

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

The most recent of the present value of the defined benefit obligation actuarial valuation was determined at December 31, 2019 by independent actuaries. The present value of the obligation for defined benefit cost, the current service cost and past service cost were determined using the projected unit credit method.

In this regards, the changes of this provision in 2019 and 2018 were as follows:

	2019	2018
	US$'000	US$'000
Obligations at the beginning of year	534	1,883
Current service cost	50	775
Borrowing costs	1,128	—
Benefits paid	(3)	(35)
Exchange differences	(1,200)	(2,089)
Other	2,068	—
Obligations at the end of year	2,577	534

The summary of the main actuarial assumptions used to calculate the aforementioned obligations is as follows:

	France		South Africa		Venezuela
	2019	2018	2019	2018	2019	2018
Salary increase	1.60%-6.10%	1.60%-6.10%	7.10%-7.60%	7.2%	7374%	400000%
Discount rate	0.75%	2%	9.5%-10.7%	9.9%	7673%	520004%
Expected inflation rate	1.60%	1.60%	5.1%-6.1%	6.20%	7374%	500000%
Mortality	TGH05/TGF05	TGH05/TGF05	SA 85-90 / PA (90)	SA 85-90 / PA (90)	UP94	UP94
Retirement age	65	65	63	63	62-63	64

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

Benefit Obligations and Funded Status – The following provides a reconciliation of the benefit obligations, plan assets and funded status of the North American plans as of December 31, 2019 and 2018:

	2019				2018
	USA	Canada			USA	Canada
			Post-				Post-
	Pension	Pension	retirement		Pension	Pension	retirement
	Plans	Plans	Plans	Total	Plans	Plans	Plans	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Benefit obligation	37,272	25,626	8,739	71,637	35,062	22,393	7,377	64,832
Fair value of plan assets	(33,620)	(20,260)	—	(53,880)	(29,038)	(17,076)	—	(46,114)
Provision for pensions	3,652	5,366	8,739	17,757	6,024	5,317	7,377	18,718

All North American pension and post-retirement plans are underfunded. At December 31, 2019 and 2018, the accumulated benefit obligation was $62,898 thousand and $57,455 thousand for the defined pension plan and $8,739 thousand and $7,377 thousand for the post-retirement plans, respectively.

The assumptions used to determine benefit obligations at December 31, 2019 and 2018 for the North American plans are as follows:

	North America – 2019			North America – 2018
	USA	Canada		USA	Canada
	Pension	Pension	Postretirement	Pension	Pension	Postretirement
	Plan	Plan	Plan	Plan	Plan	Plan
Salary increase	N/A	2.75% - 3.00%	N/A	N/A	2.75% - 3.00%	N/A
Discount rate	3.00%	3.15%	3.15%	4.00%	3.80%	3.90%
Expected inflation rate	N/A	N/A	N/A	N/A	N/A	N/A
Mortality	Pri-2012 Blue Collar Mortality	CPM2014-Private	CPM2014-Private Scale CPM-B	SOA RP-2014 Blue Collar Mortality	CPM2014-Private	CPM2014-Private
Retirement age	65	58-60	58-60	65	62	62

The discount rate used in calculating the present value of our pension plan obligations is developed based on the BPS&M Pension Discount Curve for 2019 and 2018 and the Mercer Proprietary Yield Curve for 2019 and 2018 for QSLP Pension and post-retirement benefit plans and the expected cash flows of the benefit payments.

The Company expects to make discretionary contributions of approximately $1,159 thousand to the defined benefit pension and post-retirement plans for the year ending December 31, 2020.

The following reflects the gross benefit payments that are expected to be paid in future years for the benefit plans for the year ended December 31:

		Non-pension
		Postretirement
	Pension Plans	Plans
	US$'000	US$'000
2020	2,290	193
2021	2,286	198
2022	2,253	195
2023	2,313	211
2024	2,353	220
Years 2025-2029	12,494	1,477

The accumulated non-pension postretirement benefit obligation has been determined by application of the provisions of the Company’s health care and life insurance plans including established maximums, relevant actuarial assumptions and health care cost trend rates projected at 5.3% for 2019 and decreasing to an ultimate rate of 4.0% in fiscal 2040. At December, 31 2019 and 2018, the effect of a 1% increase in health care cost trend rate on the non-pension postretirement benefit obligation is $1,809 thousand and $1,535 thousand, respectively. At December, 31 2019 and 2018 the effect of a 1% decrease in health care cost trend rate on the non-pension postretirement benefit obligation is ($1,374) thousand and ($1,194) thousand.

The changes to these obligations in the current year ended December 31, 2019 were as follows:

	2019
	USA	Canada
	Pension	Pension	Post-retirement
	Plans	Plans	Plans	Total
	US$'000	US$'000	US$'000	US$'000
Obligations at the beginning of year	35,062	22,393	7,377	64,832
Service cost	136	131	287	554
Borrowing cost	1,359	852	291	2,502
Actuarial differences	2,842	1,971	563	5,376
Benefits paid	(2,036)	(864)	(162)	(3,062)
Exchange differences	—	1,143	383	1,526
Expenses	(91)	—	—	(91)
Obligations at the end of year	37,272	25,626	8,739	71,637

The plan assets of the defined benefit and retirement and post-retirement plans in North America are comprised of assets that have quoted market prices in an active market. The breakdown as of December 31, 2019 and 2018 of the assets by class are:

	2019	2018
Cash	1%	1%
Equity Mutual Funds	44%	40%
Fixed Income Securities	55%	59%
Total	100%	100%

For the year ended December 31, 2019, the changes in plan assets were as follows:

	2019
	USA	Canada
	Pension	Pension
	Plans	Plans	Total
	US$'000	US$'000	US$'000
Fair value of plan assets at the beginning of the year	29,038	17,076	46,114
Interest income on assets	1,115	659	1,774
Benefits paid	(2,036)	(864)	(2,900)
Actuarial return on plan assets	5,580	1,662	7,242
Exchange differences	—	891	891
Other	(77)	836	759
Fair value of plan assets at the end of the year	33,620	20,260	53,880

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

Environmental provision

Environmental provisions relate to $2,923 thousand of non-current environmental rehabilitation obligations (2018: $2,880 thousand) and $1,185 thousand of current environmental rehabilitation obligations (2018: $331 thousand).

Provisions for litigation

Certain employees of FerroPem, SAS, then known as Pechiney Electrometallurgie, S.A., may have been exposed to asbestos at its plants in France in the decades prior to FerroAtlántica’s purchase of that business in December 2004. The Company has recognized a provision of $1,166 thousand during the year ended December 31, 2019 as part of the current portion of Provisions for litigation (2018: $1,775 thousand).  The associated expense has been recorded to Staff costs in the Consolidated Income Statement.  See Note 24 for further information.

The timing and amounts potential liabilities arising from such exposures is uncertain.  The provision reflects the Company’s best estimate of the expenditure required to meet resulting obligations.

Grupo FerroAtlántica, S.A.U. assumes expenses for litigation provisions of FerroManganese France, in relation to the dismissal of two employees of the latter company. The amount of the provision recognised as of December 31, 2019 is $1,161 thousand.

FerroManganese Norway registers a provision for litigation in December 2019, based on the settlement of the lawsuit against a crane supplier. The amount of the provision recognized as of December 31, 2019 is $1,048 thousand.

Provisions for third-party liability

Provisions for third-party liability relate to current obligations ($9,263 thousand) relating to health costs for retired employees (2018: $7,270 thousand).

Other provisions

Included in other provisions are current obligations arising from past actions that involve a probable outflow of resources that can be reliably estimated. Other provisions include taxes of $4,866 thousand (2018: $7,323 thousand) and other provisions of $16,134 thousand (2018: $15,458 thousand).

16.  Bank borrowings

Bank borrowings comprise the following at December 31:

	2019
		Non-Current	Current
	Limit	Amount	Amount	Total
	US$'000	US$'000	US$'000	US$'000
Borrowings carried at amortised cost:
Credit facilities	100,000	45,449	12,600	58,049
Other loans	150,000	98,939	2,011	100,950
Total		144,388	14,611	158,999

	2018
		Non-Current	Current
	Limit	Amount	Amount	Total
	US$'000	US$'000	US$'000	US$'000
Borrowings carried at amortised cost:
Credit facilities	250,000	132,821	493	133,314
Other loans		—	7,698	7,698
Total		132,821	8,191	141,012

Credit facilities

Credit facilities comprise the following at December 31:

	2019	2018
	US$'000	US$'000
Secured loans carried at amortised cost
Principal amount	62,835	135,919
Unamortised issuance costs	(4,786)	(3,098)
Accrued interest	—	493
Total	58,049	133,314

Amount due for settlement within 12 months	12,600	493
Amount due for settlement after 12 months	45,449	132,821
Total	58,049	133,314

On February 27, 2018, Ferroglobe entered into a revolving credit facility that provided for borrowings up to an aggregate principal amount of $250,000 (the “Revolving Credit Facility”). The Revolving Credit Facility was amended on February 22, 2019, which included a reduction in the size of the facility from $250,000 to $200,000. The Revolving Credit Facility was amended further on September 30, 2019, reducing the size of the facility from $200,000 to $150,0000. On October 11, 2019, the Revolving Credit Facility was repaid using the proceeds from the ABL Revolver and existing cash and cash equivalents, in the amounts of $134,570 thousand.

On October, 11, 2019, Ferroglobe subsidiaries Globe Specialty Metals, Inc., and QSIP Canada ULC, as borrowers, entered into a Credit and Security Agreement for a new $100 million north American asset-based revolving credit facility (the “ABL Revolver”), with PNC Bank, N.A., as lender.

The maximum advances granted by the lender are up to the lesser of (a) $100 million and (b) the Formula Amount. The Formula Amount at any time will be determined by reference to the most recent Borrowing Base Certificate delivered to PNC Bank, N.A. (the Agent), and is equal to (a) up to 85% of Eligible Receivables plus (b) the lesser of:

•	up to 75% of the cost of Eligible Inventory and eligible foreign-in transit inventory;
•	up to 85% of the appraised net orderly liquidation value of Eligible inventory, minus (c) Reserves, if any.

The Formula Amount is subject to the following limits:

•	inventory to account for up to 65% of the Formula Amount;
•	Canadian inventory up to $20 million;
•	eligible in-transit inventory of up to $10 million;
•	consigned inventory of up to $10 million;
•	consigned inventory of up to $7.5 million;
•	stores and spare parts inventory of up to $2 million;
•	packaging materials inventory of up to $500 thousand; and
•	receivables aged 90 to 120 days due of up to $5 million.

Subject to certain exceptions, loans under the ABL Revolver may be borrowed, repaid and reborrowed at any time until the facility’s expiration date. The legal maturity date of the ABL Revolver is October 11, 2024, which is five years after the initial drawdown under the facility. Notwithstanding this, the terms of the facility provide a spring forward provision which requires the ABL Revolver to be repaid on the date which is three (3) months prior to the maturity date of the senior Notes (March 1, 2022), which would currently imply a facility repayment date of December 1, 2021. This spring forward provision would adjust in respect of a refinancing of the senior Notes to be the date which is three (3) months prior to the date of any permitted refinancing of the Notes. There is a provision in the ABL Revolver credit agreement which requires the approval of PNC Bank, as agent on behalf of the lender, to the terms of any refinancing of the senior unsecured Notes and provides,  inter alia, that the maturity date of such of refinancing shall be no earlier than January 9, 2025.

Interest Rates

Under the ABL Revolver, and in respect of LIBOR Rate Loans, the interest to be paid will be LIBOR plus aplicable margin, and in respect of Domestic Rate Loans, the interest will be ABR plus aplicable margin. ABR shall mean the highest of (i) the PNC Bank prime rate, (ii) overnight bank funding rate plus 0.5% and (iii) daily LIBOR plus 1.0%.

The aplicable margin is based on the average undrawn availability of the ABL Revolver. The undrawn availability is an amount equal to:

•	the lesser of (i) $100 million and (ii) the Formula Amount; minus
•	the maximum undrawn amount of $10 million all outstanding letters of credit; minus
•	the outstanding amount of revolving advances and swing loans, with a limit of $45 million

Therefore, three levels are established depending on the average undrawn availabity. The Level I means that the average undrawn availability is higher than 66.7%, the applicable LIBOR rate margin will be 2.50% and the aplicable Domestic rate margin will be 1.50%. The Level II means that the average undrawn availability is more than 33.3% to less or equal 66.7%, the applicable LIBOR rate margin will be 2.75% and the applicable Domestic rate margin will be 1.75%. The Level III means if average undrawn availability is lower or equal to 33.3%, the applicable LIBOR rate margin will be 3.00% and the Domestic rate margin will be 2.00%. As a result, the applicable margin from the Closing date of the ABL Revolver to January 1, 2020, will be Level III rate. Thereafter, effective as of the first day of each calendar quarter, the rate corresponding to the average daily undrawn availability for the most recently completed calendar quarter.

Guarantees and security

Ferroglobe PLC was not required to provide a guarantee of the ABL Revolver, but entered into a Non-Recourse Pledge Agreement with lender in respect of its shares in Globe Specialty Metals, Inc.

Covenants

The ABL Revolver contains certain affirmative covenants relating to, among other things: (i) preservation of existence; (ii) payment of taxes; (iii) continuation of business; (iv) maintenance of insurance on its properties and assets; (v) maintenance and protection of rights of properties; (vi) visitation rights granted to the Administrative Agent and (vii) maintain and keep proper books of record and account. The ABL Revolver also contains certain negative covenants, relating to, among other things: (i) debt; (ii) liens; (iii) liquidations, mergers or consolidation; (iv) amendment of organizational documents; (v) restricted payments (including dividends, distributions, issuances of equity interests, redemptions and repurchases of equity interests); (vi) sale and leaseback transactions and (vii) further negative pledges. The ABL Revolver does not contain any leverage-based or financial ratio-based covenants, but requires minimum undrawn availability of $10,000 thousand and a restricted cash reserve of $22,500 thousand. See “Note 10.”

Under the ABL Revolver, Globe Specialty Metals, Inc., and QSIP Canada ULC pledged assets as collateral to PNC Bank as follows: eligible third party receivables in the sum of $31.5M, and eligible inventory including raw materials, WIP, finished goods, spare parts and packaging in the sum of $33M. Deducted from the eligible assets are outstanding letters of credit equaling $4.5M and a minimum undrawn availability of $10M, leaving a total ABL Revolver balance of $50.2M as at December 31, 2019.

Other Loans

As a result of the consolidation of the SPE since September 5, 2019, that part of the purchase price of the accounts receivable sold into the receivables securitization program not received in cash is deferred in the form of loans, in senior and subordinated tranches, held by the Company.

During 2019, following certain termination events under the current accounts receivable program, ING’s senior loan commitments were reduced to $75,000 thousand and the Company and ING agreed the program would terminate during the fourth quarter of 2019, unless otherwise refinanced.

On December 10, 2019, the Company refinanced the program and amended and restated its terms. The SPE repaid the remaining senior loans to ING with the proceeds of new senior loans issued by an affiliate of Sound Point Capital Management LP. The new senior lender’s commitments under the amended and restated securitization program are $150,000 thousand, of which $104,130 was drawn at December 31, 2019. Finacity remain an intermediate subordinated lender and the Company’s European subsidiaries continue as senior subordinated and junior subordinated lenders as well as having a new interest in the senior and intermediate subordinated loan tranches. The reconstituted program has a two-year term until December 10, 2021. See Note 10.

Foreign currency exposure of bank borrowings

The breakdown by currency of bank borrowings at December 31, is as follows:

2019
	Non-Current	Current
	Principal	Principal
	Amount	Amount	Total
	US$'000	US$'000	US$'000
Borrowings in US Dollars	144,388	14,611	158,999
Borrowings in Euros	—	—	—
Total	144,388	14,611	158,999

	2018
	Non-Current	Current
	Principal	Principal
	Amount	Amount	Total
	US$'000	US$'000	US$'000
Borrowings in US Dollars	78,664	785	79,449
Borrowings in other currencies	57,255	6,913	64,168
Total	135,919	7,698	143,617

Contractual maturity of non-current bank borrowings

The contractual maturity of non-current bank borrowings at December 31, 2019, was as follows:

	2019
	2021	2024	Total
	US$'000	US$'000	US$'000
Credit facilities	—	45,449	45,449
Other loans	98,939	—	98,939
Total	98,939	45,449	144,388

17.  Leases

Lease obligations

Lease obligations as at December 31 are as follows:

	2019			2018
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Hydro-electrical installations (including power lines and concessions)	—	—	—	52,428	12,577	65,005
Other leases	16,972	8,900	25,872	1,044	422	1,466
Total	16,972	8,900	25,872	53,472	12,999	66,471

On May 25, 2012, FerroAtlàntica, S.A., as financial lessee, entered into a sale and leaseback agreement (the ‘‘Hydro-electric Finance Lease’’) with respect to certain hydro-electric assets in Spain. The financial lessee’s obligations under the Hydro-electric Finance Lease were secured by such hydro-electric assets. Payments in respect of the Hydro-electric Finance Lease were to be made in 120 installments, which commenced on May 25, 2012 and were due to continue until maturity on May 25, 2022. The outstanding amounts under this loan accrued interest at a rate equal to six-month EURIBOR plus 3.5%.  FAU prepaid the outstanding installments before the Company sold that entity on August 30, 2019.

During the year ended December, 31, 2019 the Company likewise terminated the leases of its Spanish hydroelectric facilities pursuant to the sale of FAU.

The detail, by maturity, of the non-current payment obligations under finance leases as of December 31, 2019 is as follows:

	2021	2022	2023	2024	2025 and after	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Other leases	6,898	4,835	3,603	920	716	16,972
Total	6,898	4,835	3,603	920	716	16,972

Future net minimum lease payments are as follows:

	Undiscounted minimum lease payments		Present value of minimum lease payments
	2019	2018	2019	2018
	US$'000	US$'000	US$'000	US$'000
Within 1 year	10,161	13,362	8,900	12,999
Between 1 and 5 years	17,569	61,556	16,256	53,472
After 5 years	911	—	716	—
Total minimum lease payments	28,641	74,918	25,872	66,471
Less: amounts representing finance lease charges	2,769	8,447	—	—
Present value of minimum lease payments	25,872	66,471	25,872	66,471

18.  Debt instruments

Debt instruments comprise the following at December 31:

	2019	2018
	US$'000	US$'000
Unsecured notes carried at amortised cost
Principal amount	350,000	350,000
Unamortised issuance costs	(5,986)	(8,343)
Accrued coupon interest	10,937	10,937
Total	354,951	352,594

Amount due for settlement within 12 months	10,937	10,937
Amount due for settlement after 12 months	344,014	341,657
Total	354,951	352,594

On February 15, 2017, Ferroglobe and Globe (together, the “Issuers”) issued $350,000 thousand aggregate principal amount of 9.375% senior unsecured notes due March 1, 2022 (the “Notes”). The proceeds were used primarily to repay existing indebtedness, including borrowings, certain credit facilities and other loans. Issuance costs of $12,116 thousand were incurred. The principal amounts of the senior Notes issued by each of Ferroglobe and Globe were $150,000 thousand and $200,000 thousand, respectively. Interest on the Notes is payable semi-annually on March 1 and September 1 of each year, commencing on September 1, 2017.

At any time prior to March 1, 2019, the Issuers might have redeemed all or a portion of the Notes at a redemption price based on a “make-whole” premium. At any time on or after March 1, 2019, the Issuers might redeem all or a portion of the Notes at redemption prices varying based on the period during which the redemption occurs. In addition, at any time prior to March 1, 2019, the Issuers might have redeemed up to 35% of the aggregate principal amount of the Notes with the net proceeds from certain equity offerings at a redemption price of 109.375% of the principal amount of the Notes, plus accrued and unpaid interest.

The Notes are senior unsecured obligations of the Issuers and are guaranteed on a senior basis by certain subsidiaries of Ferroglobe. The Notes are listed on the Irish Stock Exchange. The associated Indenture contains certain negative covenants. Additionally, if the Issuers experience a change of control the Indenture requires the Issuers to offer to redeem the Notes at 101% of their principal amount. Grupo Villar Mir S.A.U. owns 53.9% of the Company's outstanding shares and has pledged them to secure its obligations to certain banks. The Company would experience a change in control and would be required to offer redemption of bonds in accordance with the Indenture if Grupo Villar Mir S.A.U. defaults on the underlying loan. See Note 27 for further information.

The fair value of the Notes, determined by reference to the closing market price on the last trading day of the year, was $219,118 thousand as at December 31, 2019 (December 31, 2018: $288,022 thousand).

19.  Other financial liabilities

Other financial liabilities comprise the following at December 31:

	2019			2018
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Financial loans from government agencies	33,557	23,382	56,939	9,325	52,524	61,849
Derivative financial instruments	9,600	—	9,600	23,463	—	23,463
Total	43,157	23,382	66,539	32,788	52,524	85,312

Financial loans from government agencies

On September 8, 2016, FerroAtlántica, S.A.U, as borrower, and the Spanish Ministry of Industry, Tourism and Commerce (the “Ministry”), as lender, entered into two loan agreements under which the Ministry made available to the borrower loans in aggregate principal amount of €44,999 thousand and €26,909 thousand, respectively, in connection with industrial development projects relating to the Company’s solar grade silicon project. The loan of  €44,999 thousand is contractually due to be repaid in 7 installments over a 10-year period with the first three years as a grace period. The loan of €26,909 thousand was repaid in April 2018. Interest on outstanding amounts under each loan accrues at an annual rate of 2.29%. As of December 31, 2019, the amortized cost of the loan was €44,765 thousand (equivalent to $50,289 thousand) (2018: €44,706 thousand and $51,189 thousand). In November 2018, FAU agreed to transfer to OpCo certain assets which had been acquired with the proceeds of the REINDUS Loan and used exclusively by OpCo in connection with the joint venture in consideration of OpCo assuming liability for the REINDUS Loan.

The agreements governing the loans contain the following limitations on the use of the proceeds of the outstanding loan: (1) the investment of the proceeds must occur between January 1, 2016 and February 24, 2019; (2) the allocation of the proceeds must adhere to certain approved budget categories; (3) if the final investment cost is lower than the budgeted amount, the borrower must reimburse the Ministry proportionally; and (4) the borrower must comply with certain statutory restrictions regarding related party transactions and the procurement of goods and services. On May 24, 2019, a report on uses of the loan was presented to the Ministry.  As of December 31, 2019, the balance of these loans have been presented  in current liabilities for the amount due to non-compliance with the loan conditions ($22,961 thousand) and the rest as non-current liabilities ($27,328 thousand), the split of the loan between current and non current liabilities has been done according to the report of uses presented to the Ministery, the portion related to the amount not used are showed in current liabilities.

The remaining non-current and current balances are related to loans granted mainly by French and Spanish government agencies.

Derivative financial instruments

Derivative financial instruments comprise the following at December 31:

	2019	2018
	US$'000	US$'000
Derivatives designated as hedging instruments
Cross currency swap	7,481	15,883

Derivatives not designated as hedging instruments
Cross currency swap	2,119	4,501
Interest rate swaps	—	3,079
	9,600	23,463

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

The fair value of the CCS at December 31, 2019 was $9,600 thousand (2018: $20,384 thousand) (see Note 28).

The Parent Company, which has a Euro functional currency, has designated $150,000 thousand of the notional amount of the CCS as a cash flow hedge of the variability of the Euro functional currency equivalents of the future US dollar cash flows of $150,000 thousand of the principal amount of the Notes. During the year ended December 31, 2019, the change in fair value of the CCS has resulted in a gain of $9,663 thousand recognized through other comprehensive income in the valuation adjustments reserve (2018: $10,006 thousand loss). During the year ended December 31, 2019, the change in value of the hedged item used as the basis for recognizing hedge ineffectiveness for the period was a gain of $8,401 thousand. This cash flow hedge was assessed to be highly effective at December 31, 2019 and therefore no ineffectiveness was recognized in the income statement. Amounts transferred from the valuation adjustments reserve to the income statement comprise a gain of $2,874 thousand transferred to exchange differences (2018: $7,024 thousand) and a gain of $1,639 thousand transferred to finance costs (2018: $951 thousand). At December 31, 2019, a balance of $3,417 thousand in respect of the cash flow hedge of the CCS remained in the valuation adjustment reserve and will be reclassified to the income statement as the hedged item affects profit or loss over the period to maturity of the Notes (2018: $8,567 thousand).

The remaining $42,500 thousand of the notional amount of the CCS is not designated as a cash flow hedge and is accounted for at fair value through profit or loss, resulting in a gain of $2,729 thousand for the year ended December 31, 2019, which is recorded in financial derivative gain in the consolidated income statement (2018: $2,838 thousand), see Note 30.

Interest rate swaps

The Company previously entered into interest rate swaps to manage the risk of changes in interest rates on certain non-current and current obligations. Since June 30, 2015, the interest rate swaps have been considered as ineffective hedges and as a result the changes in fair value of these derivatives are recognized through profit or loss. During the year ended December, 31, 2019 the Company disposed of the swap relating to the lease of hydroelectrical installations as part of the sale of its 100% interest in subsidiary FerroAtlántica, S.A.U. (“FAU”) to investment vehicles affiliated with TPG Sixth Street Partners. At December 31, 2018, valuation adjustments reserve includes $2,602 thousand that relates hedgeaccounting, interest rate swap has been cancelled before FAU sale on August 30, 2019.

The following interest rate swaps were outstanding at December 31:

	2018
	Nominal		Fixed	Reference	Fair
	Amount		Interest	Floating	Value
	US$'000	Maturity	Rate	Interest Rate	US$'000
Lease of hydroelectrical installations	137,400	2022	2.05	6-month Euribor	(3,079)
Total					(3,079)

20.   Trade and other payables

Trade and other payables compose the following at December 31:

	2019	2018
	US$'000	US$'000
Payable to suppliers	189,092	241,936
Trade notes and bills payable	137	14,887
Total	189,229	256,823

21.   Other liabilities

Other liabilities comprise the following at December 31:

	2019			2018
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Payable to non-current asset suppliers	182	6,989	7,171	99	11,648	11,747
Guarantees and deposits	18	—	18	16	—	16
Remuneration payable	38	33,003	33,041	55	45,705	45,760
Tax payables	—	22,459	22,459	—	20,799	20,799
Contingent consideration	20,338	1,626	21,964	23,119	3,103	26,222
Other liabilities	5,330	32,352	37,682	1,741	22,315	24,056
Total	25,906	96,429	122,335	25,030	103,570	128,600

Tax payables

Tax payables comprise the following at December 31:

	2019		2018
	Current	Total	Current	Total
	US$'000	US$'000	US$'000	US$'000
VAT	8,234	8,234	6,491	6,491
Accrued social security taxes payable	7,781	7,781	5,001	5,001
Personal income tax withholding payable	1,351	1,351	1,436	1,436
Other	5,093	5,093	7,871	7,871
Total	22,459	22,459	20,799	20,799

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

Details of the Plan awards during the current and prior years are as follows:

Number of awards
Outstanding as of December 31, 2017	757,365
Granted during the period	485,860
Expired/forfeited during the period	(218,183)
Outstanding as of December 31, 2018	1,025,042
Granted during the period	1,184,441
Exercised during the period	(33,630)
Outstanding as of December 31, 2019	2,175,853

Exercisable as of December 31, 2019	155,595

The awards outstanding under the Plan at December 31, 2019 and December 31, 2018 were as follows:

	Performance Period			Fair Value at
Grant Date	(three years ended)	Expiration Date	Exercise Price	Grant Date	2019	2018
March 13, 2019	December 31, 2022	March 13, 2029	nil	$2.69	1,184,441	—
June 14, 2018	N/A	June 13, 2028	nil	$9.34	129,930	129,930
March 21, 2018	December 31, 2021	March 20, 2028	nil	$22.56	287,080	287,080
June 20, 2017	December 31, 2020	June 20, 2027	nil	$15.90	17,342	17,342
June 1, 2017	N/A	June 1, 2027	nil	$10.96	19,463	19,463
June 1, 2017	December 31, 2020	June 1, 2027	nil	$16.77	382,002	382,002
November 24, 2016	December 31, 2019	November 24, 2026	nil	$16.66	155,595	189,225
					2,175,853	1,025,042

The awards outstanding as of December 31, 2019 had a weighted average remaining contractual life of 8.52 years (2018: 6.18 years).

At December 31, 2019, 2,026,460 of the outstanding awards were subject to performance conditions (2018: 875,649 awards). For those awards subject to performance conditions, upon completion of the three year service period, the recipient will receive a number of shares or nil cost options of between 0% and 200% of the above award numbers, depending on the financial performance of the Company during the performance period. The performance conditions can be summarized as follows:

Vesting Conditions
30% total shareholder return (“TSR”) relative to a comparator group
30% TSR relative to S&P Global 1200 Metals and Mining Index
20% return on invested capital (“ROIC”) relative to a comparator group
20% net operating profit after tax (“NOPAT”) relative to a comparator group

There were no performance obligations linked to 149,393 of the awards outstanding at December 31, 2019 (2018: 149,393 awards). These awards were issued as deferred bonus awards and vest subject to remaining in employment for three years.

Fair Value

The weighted average fair value of the awards granted during the year ended December 31, 2019 was $2.69 (2018: $18.62). The Company estimates the fair value of the awards using Stochastic and Black-Scholes option pricing models. Where relevant, the expected life used in the model has been adjusted for the remaining time from the date of valuation until options are expected to be received, exercise restrictions (including the probability of meeting market conditions attached to the option), and performance considerations. Expected volatility is calculated over the period commensurate with the remainder of the performance period immediately prior to the date of grant.

The following assumptions were used to estimate the fair value of the awards:

	Grant date
	March 13, 2019	March 21, 2018	June 20, 2017	June 01, 2017
Fair value at grant date	$2.69	$22.56	$15.90	$16.77
Grant date share price	$2.44	$15.19	$10.50	$10.96
Exercise price	Nil	Nil	Nil	Nil
Expected volatility	53.54%	49.86%	43.15%	43.09%
Option life	3.00 years	3.00 years	3.00 years	3.00 years
Dividend yield	—%	—%	—%	—%
Risk-free interest rate	2.40%	2.48%	1.52%	1.44%
Remaining performance period at grant date	2.81	2.78	2.53	2.58
Company TSR at grant date	(48.1)%	2.1%	(0.3)%	4.0%
Median comparator group TSR at grant date	(4.8)%	(6.2)%	(7.2)%	(3.7)%
Median index TSR at grant date	10.9%	(8.4)%	0.6%	4.8%

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

The Company’s correlation with its comparator group was assessed on the basis of all comparator group correlations, regardless of the degree of correlation, have been incorporated into the valuation model.

For the year ended December 31, 2019, share-based compensation expense related to this stock plan amounted to $4,881 thousand, which is recorded in staff costs (2018: $2,798 thousand).

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

There were not options that were exercised and 78,630 share options that expired during the year ended December 31, 2019 (2018: 59,980 options were exercised and 167,990 share options expired)

A summary of options outstanding is as follows:

			Weighted-
			Average
		Weighted-	Remaining
		Average	Contractual	Aggregate
	Number of	Exercise	Term in	Intrinsic
	Options	Price	Years	Value
Outstanding as of December 31, 2017	523,361	$15.12	0.89	580
Exercised during the period	(59,980)	5.89
Expired/forfeited during the period	(167,990)	17.99
Cancelled in lieu of cash settlement	(191,761)	12.54
Outstanding as of December 31, 2018	103,630	$19.40	0.44	$1,774
Expired/forfeited during the period	(78,630)	20.25
Outstanding as of December 31, 2019	25,000	$16.7	0.16	$—

Exercisable as of December 31, 2019	25,000	$16.7	0.16	$—

As of December 31, 2019 there are total vested options of 25,000 and no unvested options outstanding (2018: vested options of 103,630 and no unvested options).

For the year ended December 31, 2019, share based compensation income related to stock options under this plan was $ zero thousand (2018: $287 thousand).  The expense is reported within staff costs in the consolidated income statement.

For the year ended December 31, 2019, the Company did not settled of the above options.

c. Executive bonus plan assumed under business combination with Globe

Prior to the business combination, the Globe also issued restricted stock units under the Company’s Executive Bonus Plan. The fair value of restricted stock units is based on quoted market prices of the Company’s stock at the end of each reporting period. These restricted stock units proportionally vest over three years, but are not delivered until the end of the third year. The Company will settle these awards by cash transfer, based on the Company’s stock price on the date of transfer. For the year ended December 31, 2019, no restricted options were exercised and for the year ended December 31, 2018, 7,031 restricted options were exercised. As of December 31, 2019, and 2018  year end, restricted stock units of 26,268 were outstanding.

For the year ended December, 31, 2019, share based compensation income for these restricted stock units was $17 thousand before tax and $11 thousand after tax (2018: $584 thousand income before tax and $376 thousand income after tax). The income is reported within staff costs in the consolidated income statement. At December 31, 2019 and 2018, the liability associated with the restricted stock option was $26 thousand and $41 thousand, respectively included in other current liabilities.

d. Stock appreciation rights assumed under business combination with Globe

Globe issued cash-settled stock appreciation rights as an additional form of incentivized bonus. Stock appreciation rights vest and become exercisable in one-third increments over three years. The Company settles all awards by cash transfer, based on the difference between the Company’s stock price on the date of exercise and the date of grant. The Company estimates the fair value of stock appreciation rights using the Black-Scholes option pricing model. There were 150,000 stock appreciation rights cancelled and nil stock appreciation rights exercised during the year ended December 31, 2019 (2018: 74,373 stock appreciation rights cancelled and 498,476 stock appreciation rights exercised).

As of December 31, 2019, and 2018, there were 460,021 and 610,021 stock appreciation rights outstanding, respectively.

For the year ended December 31, 2019 compensation income for these stock appreciation rights was $61 thousand before tax and $39 thousand after tax (2018:  $5,848 thousand income before tax and $3,762 thousand income after tax). As of December 31, 2019, the liability associated with the stock appreciation rights is $2 thousand and is included in other current liabilities (2018: liability of $62 thousand included within other liabilities).

Contingent consideration

On February 1, 2018 the Company acquired 100% of the outstanding ordinary shares of Kintuck (France) SAS and Kintuck AS from a wholly-owned subsidiary of Glencore International AG (“Glencore”) and obtained control of both entities. The new subsidiaries were renamed as Ferroglobe Mangan Norge AS and Ferroglobe Manganèse France SAS. The Company completed the acquisition through its wholly-owned subsidiary Ferroatlántica., see Note 5. Consideration included both cash and contingent consideration.

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

The fair value of the contingent consideration arrangement as at December, 31, 2019 of $21,965 thousand (2018: $26,222 thousand) was estimated by applying the income approach based on a Monte Carlo simulation considering various scenarios of fluctuation of future manganese alloy spreads as well at the cyclicality of manganese alloy pricing. The fair value measurement is based on significant inputs that are not observable in the market, which IFRS 13 Fair Value Measurement refers to as Level 3 inputs. Key assumptions include discount rates of 11.5 percent and 11.0 percent for Ferroglobe Mangan Norge and Ferroglobe Manganèse France respectively (2018: 11.5 percent and 11.0 percent). Average simulated revenues in Ferroglobe Mangan Norge and Ferroglobe Manganèse France combined are between $157,276 thousand and $317,507 thousand per year (2018: between $269,256 thousand and $312,526 thousand).

22.  Tax matters

The components of current and deferred income tax expense (benefit) are as follows:

	2019	2018	2017
	US$'000	US$'000	US$'000
Consolidated income statement
Current income tax
Current income tax charge/(credit)	2,133	22,795	30,491
Adjustments in current income tax in respect of prior years	4,753	(865)	753
Adjustments in current income tax due to discounted operations	—	(3,776)	596
Total	6,886	18,154	31,840

Deferred tax
Origination and reversal of temporary differences	(48,618)	2,500	(14,857)
Impact of tax rate changes	(46)	98	(31,688)
Adjustments in deferred tax in respect of prior years	237	(293)	480
Total	(48,427)	2,305	(46,065)

Income tax expense (benefit)	(41,541)	20,459	(14,225)

As the Company has significant business operations in Spain, France, South Africa and the United States, a weighted effective tax rate is considered to be appropriate in estimating the Company’s expected tax rate. The following is a reconciliation of tax expense based on a weighted blended statutory income tax rate to our effective income tax expense for the years ended December 31, 2019, 2018, and 2017:

	2019	2018	2017
	US$'000	US$'000	US$'000
Accounting profit/(loss) before income tax	(411,819)	35,568	(14,997)
Adjustment for discounted operations	(28,135)	—	—
Accounting profit/(loss) before income tax	(439,954)	—	—
At weighted effective tax rate of 24% (2018: 49% and 2017: 43%)	(105,369)	17,409	(6,399)
Non-taxable income/(expenses)	(17,020)	(14,856)	96
Non-deductible expenses	49,390	25,079	18,278
Movements in unprovided deferred tax	4,604	7,620	7,138
US Tax Reform - federal tax rate change	—	—	(31,257)
Differing territorial tax rates	(3,987)	(2,262)	2
Adjustments in respect of prior periods	2,160	(1,038)	1,233
Other items	20,407	(4,936)	(845)
Elimination of effect of interest in joint ventures	917	1,079	1,458
Other permanent differences	9,234	1,242	(1,685)
Incentives and deductions	(1,302)	(6,944)	(3,188)
US State taxes	(824)	1,235	348
Taxable capital gains	249	607	—
Adjustments in current income tax due to discounted operations	—	(3,776)	596
Income tax (expense)/benefit	(41,541)	20,459	(14,225)

The Tax Cuts and Jobs Act (“TCJA”) was enacted into law on December 22, 2017. The material impact of the TCJA on the Company's 2017 position was a deferred tax credit of $31.2 million representing the remeasurement of the Company’s U.S. net deferred tax liability as a consequence of the reduction of the U.S. federal corporate statutory tax rate from 35% to 21% with effect from January 1, 2018. A one-off tax charge of $1.7 million representing the Company’s best estimate of its transition tax liability was recorded in 2017 and reversed in the prior period following a comprehensive review of the foreign historic earnings and profits subject to tax under the new law.

Current tax assets and liabilities

	2019	2018
	US$'000	US$'000
Current tax assets
Income tax receivable	27,930	27,404

Current tax liabilities
Income tax payable	3,048	2,335

Net tax assets	24,882	25,069

Deferred tax assets and liabilities

For the year ended December 31, 2019:

	Opening	Prior Year	Recognised in	Recognised in	Acquisitions/	Exchange	Closing
	Balance	Charge	P&L	Equity/ OCI	Disposals	Differences	Balance
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Intangible assets	(419)	34	(29)	—	—	—	(414)
Biological assets	(2,840)	—	2,785	—	—	55	—
Provisions	19,950	(85)	(2,552)	(616)	(727)	(42)	15,928
Property, plant & equipment	(78,285)	748	5,974	—	9,599	(2,733)	(64,697)
Inventories	(2,633)	—	320	(14)	—	(216)	(2,543)
Hedging Instruments	1,010	—	—	—	(974)	(36)	—
Tax losses, incentives & credits	13,630	1,077	34,084	(46)	(5,408)	530	43,867
Partnership interest	(12,525)	—	2,850	—	—	(215)	(9,890)
Other	(678)	(1,965)	5,186	—	8	692	3,243
Total	(62,790)	(191)	48,618	(676)	2,498	(1,965)	(14,506)

Presented in the statement of financial position as follows:

	2019	2018
	US$'000	US$'000
Deferred tax assets	59,551	14,589
Deferred tax liabilities	74,057	77,379
Net Total Deferred Tax Asset / (Liability)	(14,506)	(62,790)

Unrecognised deductible temporary differences, unused tax losses and unused tax credits

	2019	2018
	US$'000	US$'000
Unused tax losses	428,665	396,119
Unused tax credits	7,949	7,963
Unrecognised deductible temporary differences	79,733	79,377
Total	516,347	483,459

Management of tax risks

The Company is committed to conducting its tax affairs consistent with the following objectives:

(i)	to comply with relevant laws, rules, regulations, and reporting and disclosure requirements in whichever jurisdiction it operates;
(ii)	to maintain mutual trust, transparency and respect in its dealings with all tax authorities; and
(iii)	to adhere with best practice and comply with the Company's internal corporate governance procedures, including but not limited to its Code of Conduct

For further details please refer to the group's tax strategy which can be found here: http://investor.ferroglobe.com/corporate-governance.

The Group's tax department maintains a tax risk register on a jurisdictional basis.

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

23.  Related party transactions and balances

Continued operations

Balances with related parties at December 31 are as follows:

	2019
	Receivables		Payables
	Non-Current	Current	Non-Current	Current
	US$'000	US$'000	US$'000	US$'000
Inmobiliaria Espacio, S.A.	—	2,953	—	—
Villar Mir Energía, S.L.U.	2,247	—	—	2,022
Espacio Information Technology, S.A.U.	—	—	—	2,651
Other related parties	—	2	—	157
Total	2,247	2,955	—	4,830

	2018
	Receivables		Payables
	Non-Current	Current	Non-Current	Current
	US$'000	US$'000	US$'000	US$'000
Inmobiliaria Espacio, S.A.	—	2,953	—	7
Grupo Villar Mir, S.A.U.	—	79	—	—
Enérgya VM Generación, S.L	—	(1)	—	—
Villar Mir Energía, S.L.U.	2,288	33	—	8,941
Espacio Information Technology, S.A.U.	—	—	—	1,514
Blue Power Corporation, S.L.	—	—	—	134
Other related parties	—	2	—	461
Total	2,288	3,066	—	11,057

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

Discontinued operations

At 31 December, 2019, there were not discontinued operations considered with Related Parties. At 31 December, 2018, Balances with related parties were as follows:

	2018
	Receivables		Payables
	Non-Current	Current	Non-Current	Current
	US$'000	US$'000	US$'000	US$'000
Enérgya VM Generación, S.L	—	11,154	—	70
Villar Mir Energía, S.L.U.	—	5	—	—
Other related parties	—	—	—	2
Total	—	11,159	—	72

Continued operations

Transactions with related parties in 2019, 2018 and 2017 are as follows:

	2019
	Sales and		Other	Finance
	Operating		Operating	Income
	Income	Cost of Sales	Expenses	(Note 25.4)
	US$'000	US$'000	US$'000	US$'000
Inmobiliaria Espacio, S.A.	—	—	1	68
Villar Mir Energía, S.L.U.	—	65,406	681	—
Espacio Information Technology, S.A.U.	—	—	3,566	—
Enérgya VM Generación, S.L	1	—	1	—
Enérgya VM Gestión, S.L	—	1	89	—
Aurinka	—	—	3,206	—
Other related parties	143	—	7	—
Total	144	65,407	7,551	68

	2018
	Sales and		Other	Finance
	Operating		Operating	Income
	Income	Cost of Sales	Expenses	(Note 25.4)
	US$'000	US$'000	US$'000	US$'000
Inmobiliaria Espacio, S.A.	—	—	6	72
Villar Mir Energía, S.L.U.	—	99,939	803	—
Espacio Information Technology, S.A.U.	—	—	4,226	—
Enérgya VM Generación, S.L	11,874	—	48	—
Enérgya VM Gestión, S.L	—	—	76	—
Other related parties	20	—	119	—
Total	11,894	99,939	5,278	72

	2017
	Sales and		Other	Finance
	Operating		Operating	Income
	Income	Cost of Sales	Expenses	(Note 25.4)
	US$'000	US$'000	US$'000	US$'000
Inmobiliaria Espacio, S.A.	—	—	2	70
Villar Mir Energía, S.L.U.	—	94,049	1,697	—
Espacio Information Technology, S.A.U.	—	—	3,807	—
Enérgya VM Generación, S.L	7,420	—	112	—
Enérgya VM Gestión, S.L	—	—	14	—
Other related parties	—	—	1,440	154
Total	7,420	94,049	7,072	224

“Cost of sales” of the related parties vis-à-vis Villar Mir Energía, S.L.U. relates to the purchase of energy from the latter by the Company’s Electrometallurgy – Europe segment. FerroAtlántica pays VM Energía a service charge in addition to paying for the cost of energy purchase from the market. Under contracts entered into with FAU on June 22, 2010 and December 29, 2010 (assigned to FerroAtlántica de Boo, S.L.U. (“FAU Boo”) and to FerroAtlántica de Sabon, S.L.U. (“FAU Sabon”) in August 2019 in anticipation of the FAU Disposal), and with Hidro Nitro Española on December 27, 2012 (assigned to FerroAtlántica del Cinca when Hidro Nitro Española was sold in December 2018), VM Energía supplies the energy needs of the Boo, Sabón and Monzón electrometallurgy facilities, as a broker for FAU (now FAU Boo or FAU Sabon, as appropriate) and Hidro Nitro Española (now FerroAtlántica del Cinca) in the wholesale power market. The contracts allow FAU (now FAU Boo or FAU Sabon, as appropriate) and Hidro Nitro Española (now FerroAtlántica del Cinca) to buy energy from the grid at market conditions without incurring costs normally associated with operating in the complex wholesale power market, as well as to apply for fixed price arrangements in advance from VM Energía, based on the energy markets for the power, period and profile applied for. For the fiscal year ended December 31, 2019, FAU Boo, FAU Sabon and FerroAtlantica del Cinca’s obligations to make payments to VM Energía under their respective agreements for the purchase of energy plus the service charge amounted to $27,355 thousand, $16,939 thousand and $20,736 thousand, respectively. For the period from January 1, 2019 to August 30, 2019  FAUs  obligations to make payments to VM Energía under their respective agreements for the purchase of energy plus the service charge amounted to $376 thousand.

For the fiscal years ended December 31, 2018 and 2017, FAU and Hidro Nitro Española’s obligations to make payments to VM Energía under their respective agreements – for the purchase of energy plus the service charge – amounted to $99,939 thousand and $94,949 thousand, respectively. These contracts are similar to contracts FerroAtlántica signs with other third-party brokers.

“Other operating expenses” relates to service fees paid to Espacio Information Technology, S.A.U. for managing and maintenance services rendered related, basically, to the enterprise resource planning (‘ERP’) that some Company entities use; and other IT development projects. Additionally, in 2019 FerroAtlántica paid the sum of $2,800 thousand to Aurinka in satisfaction of any claim Aurinka PV might otherwise have in relation to the termination of the Solar JV.

“Sales and operating income” relates mainly to sales from Hidro Nitro Española to Enérgya VM for the sales made by its hydroelectric plant of $11,874 thousand and $7,419 thousand for the fiscal years ended December 31, 2018 and 2017,  Hidro Nitro Española was sold out of the Company on December 31, 2018. FerroAtlántica sales to Enérgya VM for the sales made by its hydroelectric plant of $31,898 thousand and $9,803 thousand for the fiscal years ended December 31, 2018 and 2017.

During 2018 and 2017, under the solar joint venture agreement FerroAtlántica and other subsidiaries have purchased property, plant and equipment of $4,252 thousand and $3,611 thousand  respectively, from Aurinka and Blue Power Corporation, S.L. In July 2019, the Solar JV was unwound. See “Item 7.B.—Related Party Transactions—Aurinka and the Solar JV.”

Discontinued operations

Transactions with related parties in 2019, 2018 and 2017 are as follows:

	2019
	Sales and		Other
	Operating		Operating
	Income	Cost of Sales	Expenses
	US$'000	US$'000	US$'000
Villar Mir Energía, S.L.U.	—	—	373
Enérgya VM Generación, S.L	12,635	—	117
Enérgya VM Gestión, S.L	—	66	—
Total	12,635	66	490

	2018
	Sales and		Other
	Operating		Operating
	Income	Cost of Sales	Expenses
	US$'000	US$'000	US$'000
Villar Mir Energía, S.L.U.	—	—	664
Enérgya VM Generación, S.L	31,898	—	224
Enérgya VM Gestión, S.L	—	42	43
Total	31,898	42	931

	2017
	Sales and		Other
	Operating		Operating
	Income	Cost of Sales	Expenses
	US$'000	US$'000	US$'000
Villar Mir Energía, S.L.U.	—	—	1,665
Enérgya VM Generación, S.L	9,802	—	114
Enérgya VM Gestión, S.L	—	—	8
Total	9,802	—	1,787

24.   Guarantee commitments to third parties and contingent liabilities

Guarantee commitments to third parties

As of December 31, 2019 and 2018, the Company has provided bank guarantees commitments to third parties amounting $17,260 thousand and $14,427 thousand, respectively. Management believes that any unforeseen liabilities at December 31, 2019 and 2018 that might arise from the guarantees given would not be material.

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

Asbestos-related claims

Certain employees of FerroPem, SAS, then known as Pechiney Electrometallurgie, S.A. (“PEM”), may have been exposed to asbestos at its plants in France in the decades prior to FerroAtlántica Group’s purchase of that business in December 2004. During the period in question, PEM was wholly-owned by Pechiney Bâtiments, S.A., which had certain indemnification obligations to FerroAtlántica pursuant to the 2004 Share Sale and Purchase Agreement under which FerroAtlántica acquired PEM. As of the date of this annual report, approximately 96 such employees have “declared” asbestos-related injury to the French social security agencies, based either on the occurrence of work accidents (“accident du travail”) or on administrative recognition of an occupational disease (“maladie professionelle”). Of these, approximately 75 cases are closed, approximately 21 are pending before the French social security agencies or courts and, of the latter, 12 include assertions of “inexcusable negligence” (“faute inexcusable”) which, if upheld, may lead to material liability on the part of FerroPem. Other employees may declare further asbestos-related injuries in the future, and may likewise assert inexcusable negligence. Litigation against, and material liability on the part of, FerroPem will not necessarily arise in each case, and to date a majority of such declared injuries have been minor and have not led to significant liability on Ferropem’s part. Whether material liability will arise is determined case-by-case, often over a period of years, depending on, inter alia, the evolution of the claimant’s asbestos-related condition, the possibility that the claimant was exposed while working for other employers and, where asserted, the claimant’s ability to prove inexcusable negligence on PEM’s part. Because of these and other uncertainties, no reliable estimate can be made of FerroPem’s eventual liability in these matters, with exception of three grave cases that were litigated through the appeal process and in which claimants’ assertions of inexcusable negligence were upheld against FerroPem. Liabilities in respect to asbestos-related claims have been recorded at December 31, 2019 at an estimated amount of $1,166 thousand in Provisions for litigation in progress.

Environmental matters

On August 31, 2016, the U.S. Department of Justice (the “DOJ”) requested a meeting with GMI to discuss potential resolution of a July 1, 2015 NOV/FOV that GMI received from the U.S. Environmental Protection Agency (the “EPA”) alleging certain violations of the Prevention of Significant Deterioration (“PSD”) and New Source Performance Standards provisions of the Clean Air Act associated with a 2013 project performed at GMI’s Beverly facility. Specifically, the July 2015 NOV/FOV alleges violations of the facility’s existing operating and construction permits, including allegations related to opacity emissions, sulfur dioxide and particulate matter emissions, and failure to keep necessary records and properly monitor certain equipment. On January 4, 2017, GMI received a second NOV/FOV dated December 6, 2016, arising from the same facts as the July 2015 NOV/FOV and subsequent EPA inspections. The second NOV/FOV alleges opacity exceedances at certain units, failure to prevent the release of particulate emissions through the use of furnace hoods at a certain unit, and the failure to install Reasonably Available Control Measures (as defined) at certain emission units at the Beverly facility.  Since that time, GMI and the authorities have exchanged information and engaged in negotiations regarding potential resolution of the NOV/FOVs, which negotiations are ongoing. To resolve the NOVs/FOVs,  GMI may be required to install additional pollution control equipment or implement other measures to reduce emissions from the facility as well as a pay civil penalty. At this time, however, GMI is unable to determine the extent of potential injunctive relief or the amount of civil penalty a negotiated resolution of this matter may entail. Should the DOJ and GMI be unable to reach a negotiated resolution of the NOVs/FOVs, the authorities could institute formal legal proceedings for injunctive relief and civil penalties. The statutory maximum penalty is $93,750 per day per violation, from April 2013 to the present.

25.   Income and expenses

25.1 Sales

Sales by segment for the years ended December 31 are as follows:

	2019	2018 (*)	2017 (*)
	US$'000	US$'000	US$'000
Electrometallurgy - North America	551,500	710,716	541,143
Electrometallurgy - Europe	1,049,576	1,447,973	1,083,200
Electrometallurgy - South Africa	136,292	208,543	122,504
Other segments	43,147	62,075	50,782
Eliminations	(165,293)	(187,305)	(65,353)
Total	1,615,222	2,242,002	1,732,276

Sales by geographical area for the years ended December 31 are as follows:

	2019	2018 (*)	2017 (*)
	US$'000	US$'000	US$'000
Spain	183,969	242,733	244,574
Germany	249,911	359,737	245,152
Italy	99,796	138,796	94,590
Other EU Countries	329,988	487,340	340,877
USA	533,764	674,243	547,309
Rest of World	217,794	339,153	259,774
Total	1,615,222	2,242,002	1,732,276

(*)Our Spanish hydroelectric operations were disposed in August 2019. Accordingly, the consolidated income statements for prior periods 2018 and 2017 have been restated to reclassify the results of the Spanish energy business within  “Profit (loss) for the year from discontinued operations.”

25.2 Staff costs

Staff costs are comprised of the following for the years ended December 31:

	2019	2018 (*)	2017 (*)
	US$'000	US$'000	US$'000
Wages, salaries and similar expenses	208,317	263,794	221,341
Pension plan contributions	12,787	12,084	13,582
Employee benefit costs	63,925	62,984	65,112
Total	285,029	338,862	300,035

(*)Our Spanish hydroelectric operations were disposed in August 2019. Accordingly, the consolidated income statements for prior periods 2018 and 2017 have been restated to reclassify the results of the Spanish energy business within  “Profit (loss) for the year from discontinued operations.”

25.3 Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs are comprised of the following for the years ended December 31:

	2019	2018 (*)	2017 (*)
	US$'000	US$'000	US$'000
Amortization of intangible assets (Note 8)	7,305	9,312	8,440
Depreciation of property, plant and equipment (Note 9)	112,824	104,532	89,924
Other write-downs and reversals	65	(7)	2,038
Total	120,194	113,837	100,402

(*)Our Spanish hydroelectric operations were disposed in August 2019. Accordingly, the consolidated income statements for prior periods 2018 and 2017 have been restated to reclassify the results of the Spanish energy business within  “Profit (loss) for the year from discontinued operations.”

Included within other write-downs and reversals for the year ended December 31, 2017 are $1,784 thousand, relating to the change in impairment losses on uncollectible trade receivables.

25.4 Finance income and finance costs

Finance income is comprised of the following for the year ended December 31:

	2019	2018 (*)	2017 (*)
	US$'000	US$'000	US$'000
Finance income of related parties (Note 23)	68	72	224
Other finance income	1,312	4,786	2,185
Total	1,380	4,858	2,409

(*)Our Spanish hydroelectric operations were disposed in August 2019. Accordingly, the consolidated income statements for prior periods 2018 and 2017 have been restated to reclassify the results of the Spanish energy business within  “Profit (loss) for the year from discontinued operations.”

Finance costs are comprised of the following for the year ended December 31:

	2019	2018 (*)	2017 (*)
	US$'000	US$'000	US$'000
Interest on debt instruments	33,705	34,188	28,961
Interest on loans and credit facilities	15,533	8,249	15,834
Interest on note and bill discounting	373	205	7,403
Interest on leases	1,972	119	163
Trade receivables securitization expense (Note 10)	9,192	11,708	7,256
Other finance costs	2,450	2,597	352
Total	63,225	57,066	59,969

(*)Our Spanish hydroelectric operations were disposed in August 2019. Accordingly, the consolidated income statements for prior periods 2018 and 2017 have been restated to reclassify the results of the Spanish energy business within  “Profit (loss) for the year from discontinued operations.”

25.5 Impairment losses and net loss (gain) due to changes in the value of assets

Impairment losses and net loss (gain) due to changes in the value of assets are comprised of the following for the years ended December 31:

	2019	2018 (*)	2017 (*)
	US$'000	US$'000	US$'000
Impairment of goodwill (Note 7)	174,008	—	30,618
Impairment of intangible assets (Note 8)	211	16,073	443
Impairment of property, plant and equipment (Note 9)	1,224	42,846	(104)
Impairment of non-current financial assets	456	—	684
Impairment losses	175,899	58,919	31,641

(Increase) decrease in fair value of biological assets (Note 28)	530	7,615	(7,504)
Other loss	1,044	8	—
Net (gain) loss due to changes in the value of assets	1,574	7,623	(7,504)

(*)Our Spanish hydroelectric operations were disposed in August 2019. Accordingly, the consolidated income statements for prior periods 2018 and 2017 have been restated to reclassify the results of the Spanish energy business within  “Profit (loss) for the year from discontinued operations.”

25.6 Loss (gain) on disposal of non-current assets

Loss (gain) on disposal of non-current assets is comprised of the following for the years ended December 31:

	2019	2018 (*)	2017 (*)
	US$'000	US$'000	US$'000
Loss on disposal of intangible assets	—	—	503
Gain on disposal of property, plant and equipment	(353)	(2,950)	(1,779)
Loss on disposal of property, plant and equipment	1,761	162	3,733
(Gain) loss on disposal of other non-current assets	(6)	(29)	1,859
Loss (gain) on disposal of subsidiary	821	(11,747)	—
Total	2,223	(14,564)	4,316

(*)Our Spanish hydroelectric operations were disposed in August 2019. Accordingly, the consolidated income statements for prior periods 2018 and 2017 have been restated to reclassify the results of the Spanish energy business within  “Profit (loss) for the year from discontinued operations.”

On September 19, 2019, Ferroglobe closed on the sale of its subsidiary Ultracore Polska ZOO, which manufactures cored wire in Poland, recognized a loss on disposal of $821 thousand. On December, 2018, the Company completed the sale of its majority interest in its Spanish subsidiary Hidro Nitro Española S.A. to an entity sponsored by a Sapnish renewable energies fund. The Company received net cash proceeds of $20,533 thousand and recognized a gain on disposal of $11,747 thousand.

26.   Remuneration of key management personnel

The remuneration of the key management personnel, which comprises the Company’s management committee, during the years ended December 31 is as follows:

	2019	2018	2017
	US$'000	US$'000	US$'000
Fixed remuneration	5,404	6,068	5,625
Variable remuneration	254	—	3,710
Contributions to pension plans and insurance policies	350	379	215
Share-based compensation	4,882	1,777	1,738
Termination benefits	1,147	2,284	—
Other remuneration	7	23	17
Total	12,044	10,531	11,305

During 2019, 2018 and 2017, no loans and advances have been granted to key management personnel.

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

Foreign currency risk

Ferroglobe generates sales revenue and incurs operating costs in various currencies. The prices of finished goods are to a large extent determined in international markets, primarily in US dollars and Euros. Foreign currency risk is partly mitigated by the generation of sales revenue, the purchase of raw materials and other operating costs being denominated in the same currencies. Although it has done so on occasions in the past, and may decide to do so in the future, the Company does not generally enter into foreign currency derivatives in relation to its operating cash flows. At December 31, 2019, and December 31, 2018, the Company was not party to any foreign currency forward contracts.

In February 2017, the Company completed a restructuring of its finances which included the issue of $350,000 thousand of senior unsecured Notes due 2022 (see Note 18) and the repayment of certain existing indebtedness denominated in a number of currencies across its subsidiaries. The Company is exposed to foreign exchange risk as the interest and principal of the Notes is payable in US dollars, whereas its operations principally generate a combination of US dollar and Euro cash flows. Following approval by the Board, the Company entered into a cross currency interest rate swap to exchange 55% of the principal and interest payments in US dollars for principal and interest payments in Euros (see Note 19). The Company has designated a proportion of the cross currency swap as a cash flow hedge (see Note 19), with the remainder accounted for at fair value through profit or loss.

Interest rate risk

Ferroglobe is exposed to interest rate risk in respect of its financial liabilities that bear interest at floating rates. These primarily comprise credit facilities (see Note 16).

During the year ended December 31, 2019 and 2018, the Company did not enter into any interest rate derivatives in relation to its interest bearing credit facilities. At December 31, 2019, the Company had drawn down $62,835 thousand under its credit facilities (2018: $135,919).

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

Since August 2017, the Company has operated an accounts receivable securitization program (see Note 10).

c) Liquidity risk

The purpose of the Company’s liquidity and financing policy is to ensure that the Company keeps sufficient funds available to meet its financial obligations as they fall due. The Company’s main sources of financing are as follows:

•

$350,000 thousand aggregate principal amount of 9.375% senior unsecured notes due March 1, 2022 (the “Notes”). The proceeds from the Notes, issued by Ferroglobe and Globe (together, the “Issuers”) on February 15, 2017, were primarily used to repay certain existing indebtedness of the Parent Company and its subsidiaries. Interest is payable semi-annually on March 1 and September 1 of each year. If Ferroglobe experiences a change of control, the Company is required to offer to redeem the Notes at 101% of their principal amount (further information below).
•

$150,000 thousand Accounts Receivables Securitization Program. Trade receivables held by the Company’s subsidiaries in Spain and France are sold to a special purpose “designated activity company” domiciled and incorporated in Ireland (the “SPE”). Eligible receivables are sold to the SPE on an on-going basis at an agreed upon purchase price of approximately 98% (2018: 99%) of their invoiced amount. The program has a two-year term until December 10, 2021. In respect of trade receivables outstanding at December 31, 2019 the SPE had provided upfront cash consideration of approximately $58,339 thousand (2018: $227,360 thousand).

•

$100,000 thousand North-American asset-based, revolving credit facility. Loans under the ABL Revolver may be borrowed, repaid and reborrowed at any time until the facility’s expiration date. The legal final maturity date of the ABL Revolver is October 11, 2024. The terms of the facility provide a spring forward provision which requires the ABL Revolver to be repaid on the date which is three months prior to the maturity date of the senior unsecured Notes (March 1, 2022), which would currently imply a facility repayment date of December 1, 2021. At December 31, 2019 $58,049 thousand was utilized.

The Indenture governing the Notes includes change of control provisions that would require the Company to offer to redeem the outstanding Notes at a purchase price in cash equal to 101% of the principal amount of the Notes, plus any accrued and unpaid interest in the event of a change of control.  A change in control is defined in the indenture as the occurrence of any of the following:

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

GVM currently owns approximately 54% of the Company’s voting stock, and a significant majority of GVM’s shares in the Company are pledged as collateral for GVM’s obligations to certain of its lenders. A change of control may occur if a person other than a Permitted Holder were to acquire 35% or more of the Company’s outstanding shares at a time when the Permitted Holders held an equal or lesser percentage. While GVM maintains its current shareholding, a change of control cannot occur. Based on the provisions cited above, a change of control as defined in the Indenture is unlikely to occur but the matter it is beyond the Company’s control. If a change of control were to occur, the company may not have sufficient financial resources available to satisfy all of its obligations.

Management has evaluated the potential impact from the coronavirus outbreak on the Company results of operations and liquidity finding difficult to develop a reliable estimate of the potential impact on the results of operations and cash flow at this time, but the downside scenario analysis supports an expectation that the Company will have cash headroom to continue to operate throughout the following twelve months (see Note 3).

Quantitative information

i.	Interest rate risk:

At December 31, the Company’s interest-bearing financial liabilities were as follows:

	2019
	Fixed rate	Floating rate	Total
	US$'000	US$'000	US$'000
Bank borrowings	—	158,999	158,999
Obligations under lease agreements	—	25,872	25,872
Debt instruments	354,951	—	354,951
Other financial liabilities (*)	56,939	—	56,939
	411,890	184,871	596,761

(*)  Other financial liabilities comprise loans from government agencies and exclude derivative financial instruments (see Note 19).

	2018
	Fixed rate	Floating rate	Total
	US$'000	US$'000	US$'000
Bank borrowings	—	141,012	141,012
Obligations under finance leases	—	66,471	66,471
Debt instruments	352,594	—	352,594
Other financial liabilities (*)	61,849	—	61,849
	414,443	207,483	621,926

(*)  Other financial liabilities comprise loans from government agencies and exclude derivative financial instruments (see Note 19).

In respect of the above financial liabilities, at December 31, 2019, the Company had no floating to fixed interest rate swaps in place covering its exposure to floating interest rates (2018: 31%).

Analysis of sensitivity to interest rates

At December 31, 2019, an increase of 1% in interest rates would have given rise to additional borrowing costs of $2,232 thousand (2018: $1,425 thousand).

ii.	Foreign currency risk:

Notes and cross currency swap

The Parent Company is exposed to exchange rate fluctuations as it has a Euro functional currency and future commitments to pay interest and principal in US dollars in respect of its outstanding debt instruments of $150,000 thousand (see Note 18). To manage this foreign currency risk, the Parent Company has entered into a cross currency swap and designated a portion of this as an effective cash flow hedge of the future interest and principal amounts due on its debt instruments. As discussed in Note 19, the notional amount of the cross currency swap exceeds the principal amount of the Parent Company’s debt instruments by $42,500 thousand and therefore a portion of the cross currency swap is not designated as a hedge and is accounted for at fair value through profit or loss. The Company has performed a sensitivity analysis that indicates that if the Euro was to strengthen (weaken) against the US Dollar by 10% it would record a loss (gain) of $4,724 thousand in respect of the portion of the cross currency swap accounted for at fair value through profit or loss (2018: $4,615 thousand).

In March, 2020, the Company closed out the cross currency swap (see note 30).

Foreign currency swaps in relation to trade receivables and trade payables

At December 31, 2019 and 2018, the Company has no foreign currency swaps in place in respect of foreign currency accounts receivable and accounts payable.

iii.	Liquidity risk:

The table below summarizes the maturity profile of the Company’s financial liabilities at December 31, 2019, based on contractual undiscounted payments. The table includes both interest and principal cash flows. The cash flows for debt instruments assume that principal of the Notes is repaid at maturity in March 2022 (see Note 18).

	2019
	Less than 1 year	Between 1-2 years	Between 2-5 years	After 5 years	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings	23,743	163,154	—	—	186,897
Leases	10,161	7,356	10,213	911	28,641
Debt instruments	32,813	32,813	366,406	—	432,032
Financial loans from government agencies	27,311	10,527	15,992	9,513	63,343
Derivative financial instruments	2,049	2,049	(4,911)	—	(813)
Payables to related parties	4,830	—	—	—	4,830
Payable to non-current asset suppliers	7,283	182	—	—	7,465
Contingent consideration	1,626	5,006	18,170	8,916	33,718
Trade and other payables	189,229	—	—	—	189,229
	299,045	221,087	405,870	19,340	945,342

	2018
	Less than 1 year	Between 1-2 years	Between 2-5 years	After 5 years	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings	8,191	—	132,821	—	141,012
Finance leases	12,999	13,817	39,655	—	66,471
Debt instruments	32,813	32,813	399,219	—	464,845
Financial loans from government agencies	58,758	6,996	1,822	507	68,083
Derivative financial instruments	(491)	(939)	7,559	—	6,129
Payables to related parties	11,128	—	—	—	11,128
Payable to non-current asset suppliers	11,648	99	—	—	11,747
Contingent consideration	3,103	6,193	18,530	12,758	40,584
Trade and other payables	256,823	—	—	—	256,823
	394,972	58,979	599,606	13,265	1,066,822

The amounts disclosed in the table above for derivative financial instruments are the net undiscounted cash flows. The following table shows the gross inflows and outflows and the corresponding reconciliation of those amounts to the net carrying value of the derivatives.

	2019
	Less than 1 year	Between 1-2 years	Between 2-5 years	After 5 years	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Inflows	18,047	18,047	201,523	—	237,617
Outflows	(15,998)	(15,998)	(206,434)	—	(238,430)
Net cash flow	2,049	2,049	(4,911)	—	(813)

Discounted at the applicable interbank rates	1,859	1,437	(12,896)	—	(9,600)

	2018
	Less than 1 year	Between 1-2 years	Between 2-5 years	After 5 years	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Inflows	18,047	18,047	219,570	—	255,664
Outflows	(17,556)	(17,108)	(227,129)	—	(261,793)
Net cash flow	491	939	(7,559)	—	(6,129)

Discounted at the applicable interbank rates	82	52	(23,597)	—	(23,463)

Changes in liabilities arising from financing activities

The changes in liabilities arising from financing activities during the year ended December 31, 2019 and 2018 were as follows:

	January 1, 2019	Changes from financing cash flows	Effect of changes in foreign exchange rates	Changes in fair values	Change in scope of consolidation	Other changes	December 31, 2019
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings	141,012	(98,989)	(1,485)	—	112,226	6,235	158,999
Obligations under finance leases	66,471	(55,352)	(1,895)	—	—	16,648	25,872
Debt instruments	352,594	—	—	—	—	2,357	354,951
Financial loans from government agencies (Note 19)	61,849	—	(1,147)	—	—	(3,763)	56,939
Derivative financial instruments (Note 19)	23,463	—	(532)	(12,770)	—	(561)	9,600
Total liabilities from financing activities	645,389	(154,341)	(5,059)	(12,770)	112,226	20,916	606,361
Dividends paid		—
Proceeds from stock option exercises		—
Other amounts paid due to financing activities		(26,631)
Payments to acquire or redeem own shares		—
Net cash (used) by financing activities		(180,972)

	January 1, 2018	Changes from financing cash flows	Effect of changes in foreign exchange rates	Changes in fair values	Change in scope of consolidation	Other changes	December 31, 2018
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings	1,003	140,781	(772)	—	—	—	141,012
Obligations under finance leases	82,633	(12,948)	(3,214)	—	—	—	66,471
Debt instruments	350,270	—	—	—	—	2,324	352,594
Financial loans from government agencies (Note 19)	99,391	(33,096)	(4,446)	—	—	—	61,849
Derivative financial instruments (Note 19)	38,040	—	(1,677)	(12,841)	—	(59)	23,463
Total liabilities from financing activities	571,337	94,737	(10,109)	(12,841)	—	2,265	645,389
Dividends paid		(20,642)
Proceeds from stock option exercises		240
Other amounts paid due to financing activities		(932)
Payments to acquire or redeem own shares		(20,100)
Net cash provided by financing activities		53,303

28.   Fair value measurement

Fair value of assets and liabilities that are measured at fair value on a recurring basis

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities that are carried at fair value in the statement of financial position:

	December 31, 2019
		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Total	(Level 1)	(Level 2)	(Level 3)
	US$'000	US$'000	US$'000	US$'000
Other financial assets (Note 10):
Listed equity securities	5,544	5,544	—	—
Other financial liabilities (Note 19):
Derivative financial instruments - cross currency swap	(9,600)	—	(9,600)	—
Derivative financial instruments - interest rate swaps	—	—	—	—
Other liabilities (Note 21)
Contingent consideration in a business combinations	(21,965)	—	—	(21,965)

	December 31, 2018
		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Total	(Level 1)	(Level 2)	(Level 3)
	US$'000	US$'000	US$'000	US$'000
Other assets (Note 12):
Biological assets	7,790	—	—	7,790
Other financial assets (Note 10):
Debt investments	67,079	—	—	67,079
Listed equity securities	2,523	2,523	—	—
Other financial liabilities (Note 19):
Derivative financial instruments - cross currency swap	(20,384)	—	(20,384)	—
Derivative financial instruments - interest rate swaps	(3,079)	—	(3,079)	—
Other liabilities (Note 21)
Contingent consideration in a business combinations	(26,222)	—	—	(26,222)

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

The fair value of the swap at December 31, 2019 was a liability of $9,600 thousand, which is categorized as a level 2 measurement in the fair value hierarchy as it is based on valuation techniques for which the inputs are directly or indirectly observable. The fair value is calculated as the present value of the estimated future cash flows and is subject to a credit risk adjustment that reflect the credit risk of the Company; this is calculated based on credit spreads derived from current credit default swap prices.

In March, 2020, the Company closed out the cross currency swap resulting in the receipt of cash proceeds of $3,608 thousand

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

During the year ended December 31, 2019, the Company divested of certain timber farm plantations and associated property, plant and equipment, which resulted in proceeds of $8,668 thousand.

The fair value of the remaining timber farm plantations at December 31, 2019 is based on indicative offers received. In the prior year, the fair value of the biological assets was based on a valuation model for which the key assumptions were as follows:

•	the arm’s length price (market price) used by the market for wood of varying ages;
•	the wood pulp industry Mean Annual Increment (MAI) index of 15 for gum and 10.5 for pine is used to determine the annual growth rate of the plantations; and
•	the density index used to convert cubic meters of wood to metric tons is 0.94 for pine and 1 for wood pulp.

The changes in fair value of biological assets classified at level 3 in the hierarchy were as follows:

Level 3
US$'000
January 1, 2018	27,279
Loss recognised in profit or loss (Note 25.5)	(7,615)
Disposal of biological assets	(12,168)
Translation differences	294
December 31, 2018	7,790
Loss recognised in profit or loss (Note 25.5)	(530)
Disposal of biological assets	(7,365)
Translation differences	105
December 31, 2019	—

29.   Non-current assets held for sale and discontinued operations

Discontinued operations

On June 2, 2019 the Company entered into an agreement with Kehlen Industries Management, S.L., a wholly-owned subsidiary of TSSP Adjacent Opportunities Partners, L.P., for the sale of the entire share capital of FerroAtlántica, S.A.U ("FAU"), the owner and operator of the Group's hydro-electric assets in Galicia (the “Spanish Hydroelectric Business”) and its smelting facility at Cee-Dumbria. The Spanish Hydroelectric Business was classified as disposal group held for sale in the second quarter of 2019 and has been accounted for as a discontinued operation. Prior to completion of the sale, all other assets of FAU unrelated to the Spanish Hydroelectric Business and the Cee-Dumbria smelting facility were transferred to other Group entities.

Following the satisfaction of conditions precedent, the sale of FAU completed on August 30, 2019, resulting in gross cash proceeds of $177,627 thousand and a profit on disposal of $85,102 thousand. Under the terms of the transaction, the Group will become exclusive off-taker of finished products produced at the smelting plant at Cee-Dumbria and supplier of key raw materials to that facility pursuant to a tolling agreement expiring in 2060.

Analysis of the result for the period from the discontinued operations

The results of the discontinued operations included in the (loss) profit after taxes from discontinued operations are set out below. The comparative results of the Spanish Hydroelectric Business at December 31, 2019, 2018 and 2017 have been represented them as profit (loss) from discontinued operations.

The profit and loss statement from discontinued operations is as follows:

	2019	2018	2017
	US$'000	US$'000	US$'000
Sales	13,164	32,035	9,417
Cost of sales	(271)	(677)	(120)
Other operating income	365	193	99
Staff costs	(1,450)	(2,201)	(1,928)
Other operating expense	(1,995)	(6,370)	(5,527)
Depreciation and amortization charges, operating allowances and write-downs	(2,830)	(5,300)	(4,128)
Impairment losses	—	—	684
Gain on sale of discontinued operation	85,102	—	—
Operating Profit (loss)	92,085	17,680	(1,503)
Net finance expense	(6,433)	(4,440)	(4,143)
(LOSS) PROFIT BEFORE TAXES FROM DISCONTINUED OPERATIONS	85,652	13,240	(5,646)
Income tax expense	(1,015)	(3,776)	596
(LOSS) PROFIT AFTER TAXES FROM DISCONTINUED OPERATIONS	84,637	9,464	(5,050)

Basic earnings (loss) per ordinary share are calculated by dividing the consolidated profit (loss) for the year attributable to the Discontinued Operations by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year, if any. Dilutive earnings (loss) per share assumes the exercise of stock options, provided that the effect is dilutive. The Earnings per share is showed as follows:

	2019	2018	2017
Basic earnings (loss) per ordinary share computation
Numerator:
Profit (loss) attributable to Discontinued Operations (US$'000)	84,637	9,464	(5,050)
Denominator:
Weighted average basic shares outstanding	169,152,905	171,406,272	171,949,128
Basic earnings (loss) per ordinary share (US$)	0.50	0.05	(0.02)

Diluted earnings (loss) per ordinary share computation
Numerator:
Profit (loss) attributable to Discontinued Operations (US$'000)	84,637	9,464	(5,050)
Denominator:
Weighted average basic shares outstanding	169,152,905	171,406,272	171,949,128
Effect of dilutive securities	—	123,340	—
Weighted average dilutive shares outstanding	169,152,905	171,529,612	171,949,128
Diluted earnings (loss) per ordinary share (US$)	0.50	0.05	(0.02)

The statement of cash flows from discontinued operations is showed as follows:

	2019	2018
	US$'000	US$'000
Cash flows from operating activities:
Profit for the period	84,637	9,464
Adjustments to reconcile net (loss) profit to net cash provided by operating activities:
Income tax expense (benefit)	1,015	3,776
Depreciation and amortization charges, operating allowances and write-downs	2,830	5,300
Net Finance expense	6,433	4,440
Gains on disposals of non-current and financial assets	(85,102)	—
Changes in working capital
Decrease / (increase) in accounts receivable	(10,341)	3,280
Decrease / (increase) in inventories	2	3
Increase / (Decrease) in accounts payable	89	(1,826)
Other changes in operating assets and liabilities
Other, net	69,243	(5,218)
Income tax paid	—	—
Interest paid	(2,307)	(962)
Total cash flow from operating activities	66,499	18,257
Cash flows from investing activities:
Payments due to investments:
Property, plant and equipment	(126)	(6,135)
Disposals:
Disposal of business, net of cash	—	—
Total cash flow from investing activities	(126)	(6,135)
Cash flows from financing activities:
Other financing activities	(66,457)	(12,355)
Total cash flow from financing activities	(66,457)	(12,355)
INCREASE / (DECREASE) IN CASH	(84)	(233)
CASH AT BEGINNING OF PERIOD	108	341
CASH AT END OF PERIOD	24	108

30.   Events after the reporting period

New receivables funding agreement

On February 6, 2020, the Company entered into an amended and restated accounts receivables securitization program (the “Amended Program”) where trade receivables held by certain of the Company’s subsidiaries in Spain and France (the “Originators”) are financed, either directly or indirectly (through a French fonds commun de titrisation named “FCT Ferro” (the “FCT”)), by a special purpose “designated activity company” domiciled and incorporated in Ireland (the “SPE”). The constitution of the FCT into the Amended Program allowed for the sale of certain EUR denominated receivables that were not eligible under the previous structure and increased the available funding from the SPE to the Originators.

Subsequent to entering into the Amended Program, the Company has repaid $34,500 thousand of senior loans in order to optimise the level of borrowings of the SPE with the level of receivables in the securitization. There has been no change to the senior lender’s maximum commitment of $150,000 thousand and the Company can request additional senior loans up to the maximum commitment when needed.

Impact of COVID-19 pandemic in Company´s business

In early 2020, the outbreak of coronavirus disease (“COVID-19”) in China spread to other jurisdictions, including locations where the Company conducts business. As of the date of the issuance of the consolidated financial statements, the COVID-19 outbreak has not yet had a material effect on the Company’s liquidity or financial position. Management continue to monitor the impact that the COVID-19 pandemic is having on the Company, the specialty chemical industry and the economies in which the Company operates. Given the speed and frequency of continuously evolving developments with respect to this pandemic and the uncertainties this may bring for the Company and the demand for its products it is difficult to forecast the level of trading activities and hence cash flow in the next twelve months.  Management have developed an impact assessment to stress test and assess potential responses to a downside scenario. The assessment involves application of key assumptions around market demand and prices, including the extent of the decrease that might be experienced in summer 2020 and the subsequent timing and level of recovery. Additionally, judgment is required around the level and extent of mitigating actions such as reductions in operating costs and capital expenditure. Developing a reliable estimate of the potential impact on the results of operations and cash flow at this time is difficult as markets and industries react to the pandemic and the measures implemented in response to it, but the downside scenario analysis supports an expectation that the Company will have cash headroom to continue to operate throughout the following twelve months. The key assumption underlying this assessment is a recovery in forecast trading activity in the latter part of 2020.

Cancellation of Cross-currency swap

In March, 2020, the Company closed out the cross currency swap (see Note 28) resulting in the receipt of cash proceeds of $3,608 thousand.