Form 20-F
period 2020-12-31
Ferroglobe PLC
filed 2021-04-30
CIK 1639877

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
⌧ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR
◻ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
◻ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report For the transition period from to Commission file number: 001-37668

Ferroglobe PLC

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

13 Chesterfield Street,
London W1J 5JN, United Kingdom

+44‑(0)750‑130‑8322

(Address of principal executive offices)

Beatriz García-Cos Chief Financial Officer and Principal Accounting Officer

13 Chesterfield Street,
London W1J 5JN, United Kingdom

+44‑(0)750‑130‑8322

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

Ordinary Shares (nominal value of $0.01)	169,197,366

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ◻ No ⌧

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ◻ No ⌧

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ⌧ No ◻

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ⌧ No ◻

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ⌧	Accelerated filer ◻	Non-accelerated filer ◻
Emerging growth company◻

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ◻

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

† Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report  ⌧

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ◻	International Financial Reporting Standards as issued	Other ◻
by the International Accounting Standards Board ⌧

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ◻ Item 18 ◻

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ◻ No ⌧

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

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

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Investors should read the section entitled “Item 3.D.—Key Information—Risk Factors” and the description of our segments in the section entitled “Item 4.B.—Information on the Company—Business Overview” for a more complete discussion of the factors that could affect us. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in, or suggested by, the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following:

●	the impacts of the COVID-19 pandemic;
●	our ability to sucessfully refinance our senior Notes due in 2022;
●	the outcomes of pending or potential litigation;
●	operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected;
●	the retention of certain key employees may be difficult;
●	intense competition and expected increased competition in the future;
●	our ability to adapt services to changes in technology or the marketplace;
●	our ability to maintain and grow relationships with customers and clients;
●	the historic cyclicality of the metals industry and the attendant swings in market price and demand;
●	increases in energy costs and the effect on costs of production;
●	energy prices, disruptions in the supply of power and changes in governmental regulation of the power sector;
●	availability of raw materials and transportation;
●	the cost of raw material inputs and the ability to pass along those costs to customers;

●	costs associated with labor disputes and stoppages;
●	our ability to maintain our liquidity and to generate sufficient cash to service indebtedness;
●	integration and development of prior and future acquisitions;
●	our ability to implement strategic initiatives and actions taken to increase sales growth;
●	our ability to compete successfully;
●	the availability and cost of maintaining adequate levels of insurance;
●	our ability to protect trade secrets, trademarks and other intellectual property;
●	equipment failures, delays in deliveries or catastrophic loss at any of our manufacturing facilities, which may not be covered under any insurance policy;
●	exchange rate fluctuations;
●	changes in laws protecting U.S., Canadian and European Union companies from unfair foreign competition (including antidumping and countervailing duty orders and laws) or the measures currently in place or expected to be imposed under those laws;
●	compliance with, or potential liability under, environmental, health and safety laws and regulations (and changes in such laws and regulations, including in their enforcement or interpretation);
●	risks from international operations, such as foreign exchange fluctuations, tariffs, duties and other taxation, inflation, increased costs, political risks and our ability to maintain and increase business in international markets;
●	risks associated with mining operations, metallurgical smelting and other manufacturing activities;
●	our ability to manage price and operational risks including industrial accidents and natural disasters;
●	our ability to acquire or renew permits and approvals;
●	potential losses due to unanticipated cancellations of service contracts;
●	risks associated with potential unionization of employees or work stoppages that could adversely affect our operations;
●	changes in tax laws (including under applicable tax treaties) and regulations or to the interpretation of such tax laws or regulations by governmental authorities;
●	changes in general economic, business and political conditions, including changes in the financial markets;
●	uncertainties and challenges surrounding the implementation and development of new technologies;
●	risks related to our capital structure;
●	risks related to our ordinary shares; and

●	our ability to achieve the intended results of our transformation plan.

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

Definitions

Unless otherwise specified or the context requires otherwise in this annual report:

●	the terms (1) “we,” “us,” “our,” “Company,” “Ferroglobe,” and “our business” refer to Ferroglobe PLC and its subsidiaries, Globe Specialty Metals, Inc. (“Globe”) and its consolidated subsidiaries and Grupo FerroAtlántica, S.A.U. (“FerroAtlántica”) and its consolidated subsidiaries; (2) “Globe” refers solely to Globe Specialty Metals, Inc. and its consolidated subsidiaries and (3) “FerroAtlántica” or the “FerroAtlántica Group” refers solely to FerroAtlántica and its consolidated subsidiaries;
●	“Business Combination” refers to the business combination of Globe and FerroAtlántica as wholly-owned subsidiaries of Ferroglobe PLC on December 23, 2015;
●	“Class A Ordinary Shares” refers to share capital issued in connection with the Business Combination, which has subsequently been converted into ordinary shares of Ferroglobe PLC as a result of the distribution of beneficial interest units in the Ferroglobe Representation and Warranty Insurance Trust to certain Ferroglobe PLC shareholders on November 18, 2016;
●	“Consolidated Financial Statements” refers to the audited consolidated financial statements of Ferroglobe PLC and its subsidiaries as of December 31, 2020 and December 31, 2019 and for each of the years ended December 31, 2020, 2019 and 2018, including the related notes thereto, prepared in accordance with IFRS (as such terms are defined herein);
●	“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board;

●	“Indenture” refers to the indenture, dated as of February 15, 2017, among Ferroglobe PLC and Globe Specialty Metals, Inc. as co-issuers, certain subsidiaries of Ferroglobe PLC as guarantors, and Wilmington Trust, National Association as trustee, registrar, transfer agent and paying agent;
●	“Notes” refer to the $350,000,000 aggregate principal amount of senior unsecured notes bearing interest of 9.375% issued by Ferroglobe PLC and Globe Specialty Metals, Inc., due March 1, 2022 (the “Notes”);
●	“Predecessor” refers to FerroAtlántica for all periods prior to the Business Combination;
●	“Revolving Credit Facility” refers to borrowings available under the credit agreement, dated as of February 27, 2018, as amended on or about October 31, 2018 and February 22, 2019, among Ferroglobe PLC, as borrower, certain subsidiaries of Ferroglobe PLC from time to time party thereto as guarantors, the financial institutions from time to time party thereto as lenders, PNC Bank, National Association, as administrative agent, issuing lender and swing loan lender, PNC Capital Markets LLC, Citizens Bank, National Association and BMO Capital Markets Corp., as joint legal arrangers and bookrunners, Citizens Bank, National Association, as syndication agent, and BMO Capital Markets Corp., as documentation agent, as amended from time to time;
●	“shares” or “ordinary shares” refer to the authorized share capital of Ferroglobe PLC;
●	“tons” refer to metric tons (approximately 2,204.6 pounds or 1.1 short tons);
●	“U.S. Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended; and
●	“U.S. Securities Act” refers to the U.S. Securities Act of 1933, as amended.
●	“ABL Revolver” refers to credit available under the credit agreement, dated as of October, 11, 2019, Ferroglobe subsidiaries Globe Specialty Metals, Inc., and QSIP Canada ULC, as borrowers, entered into a Credit and Security Agreement for a new $100 million north American asset-based revolving credit facility, with PNC Bank, N.A., as lender.
●	“SPE” refers to Ferrous Receivables DAC, a special purpose entity domiciled and incorporated in Ireland to which trade receivables generated by the Company’s subsidiaries in the United States, Canada, Spain and France were sold.
●	“LIBOR” refers to the basic rate of interest used under the ABL Revolver, the interest to be paid will be LIBOR plus aplicable margin.
●	“Leasing and Factoring Agent” refers to finance entity which has signed, on October 2, 2020, a factoring agreement with Grupo Ferroatlantica S.A.U. and Ferropem, Ferrgolobe’s subsidiaries, to anticipate the collection of accounts receivable.
●	“ZAR” refers to the currency abbreviation in forex markets for the South African Rand, the official currency of South Africa.

PRESENTATION OF FINANCIAL INFORMATION

The selected financial information as of December 31, 2020 and December 31, 2019 and for the years ended December 31, 2020, 2019 and 2018 is derived from our Consolidated Financial Statements, which are included elsewhere in this annual report and which are prepared in accordance with IFRS. The selected financial information related to other periods is derived as noted in “Item 3.—Key Information Selected Financial Data.”

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

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.       KEY INFORMATION

A.    Selected Financial Data

The following selected financial information as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019, 2018, 2017 and 2016 is derived from our Consolidated Financial Statements, prepared in accordance with IFRS, which are included elsewhere in this annual report. Our Spanish hydroelectric operations were disposed of in August 2019. Accordingly, the consolidated income statements for 2018, 2017 and 2016 have been re-cast to show the results of the Spanish energy business within “Profit (loss) for the year from discontinued operations.”

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

The selected consolidated financial information as of and for the years ended December 31, 2020, 2019, 2018, 2017 and 2016 is not intended to be an indicator of our potential financial condition or results of operations in the future. The following tables should be read in conjunction with “Item 5.A.—Operating and Financial Review and Prospects—Operating Results,” and our Consolidated Financial Statements included elsewhere in this annual report.

Consolidated Income Statement Data

	Year ended December 31,
($ thousands)	2020	2019	2018 (1)	2017 (1)	2016 (1)
Sales	1,144,434	1,615,222	2,242,002	1,732,276	1,560,773
Cost of sales	(835,486)	(1,214,397)	(1,446,677)	(1,043,275)	(1,043,113)
Other operating income	33,627	54,213	45,844	18,100	26,020
Staff costs	(214,782)	(285,029)	(338,862)	(300,035)	(294,253)
Other operating expense	(132,059)	(225,705)	(277,560)	(234,399)	(237,350)
Depreciation and amortization charges, operating allowances and write-downs	(108,189)	(120,194)	(113,837)	(100,402)	(121,981)
Impairment losses	(73,344)	(175,899)	(58,919)	(31,641)	(267,450)
Net (loss) gain due to changes in the value of assets	158	(1,574)	(7,623)	7,504	1,891
(Loss) gain on disposal of non-current assets	1,292	(2,223)	14,564	(4,316)	340
Bargain purchase gain	—	—	40,142	—	—
Other losses	(1)	—	—	(2,613)	(40)
Operating (loss) profit	(184,350)	(355,586)	99,074	41,199	(375,163)
Finance income	177	1,380	4,858	2,409	1,591
Finance costs	(66,968)	(63,225)	(57,066)	(59,969)	(24,612)
Financial derivative gain (loss)	3,168	2,729	2,838	(6,850)	—
Exchange differences	25,553	2,884	(14,136)	8,214	(3,513)
(Loss) profit before tax	(222,420)	(411,818)	35,568	(14,997)	(401,697)
Income tax benefit (expense)	(21,939)	41,541	(20,459)	14,225	46,662
(Loss) profit for the year from continuing operations	(244,359)	(370,277)	15,109	(772)	(355,035)
Profit (loss) for the year from discontinued operations	(5,399)	84,637	9,464	(5,050)	(3,578)
(Loss) profit for the year	(249,758)	(285,640)	24,573	(5,822)	(358,613)
Loss attributable to non-controlling interests	3,419	5,039	19,088	5,144	20,186
(Loss) profit attributable to the Parent	(246,339)	(280,601)	43,661	(678)	(338,427)

Earnings (loss) per share

($ thousands except for share amounts)	2020	2019	2018 (1)	2017 (1)	2016 (1)
Profit (loss) attributable to the Parent	(246,339)	(280,601)	43,661	(678)	(338,427)
Weighted average basic shares outstanding	169,269,281	169,152,905	171,406,272	171,949,128	171,838,153
Basic profit (loss) per ordinary share	(1.46)	(1.66)	0.25	—	(1.97)
Weighted average basic shares outstanding	169,269,281	169,152,905	171,406,272	171,949,128	171,838,153
Effect of dilutive securities	—	—	123,340	—	—
Weighted average dilutive shares outstanding	169,269,281	169,152,905	171,529,612	171,949,128	171,838,153
Diluted earnings (loss) per ordinary share	(1.46)	(1.66)	0.25	—	(1.97)

(1)	Our Spanish hydroelectric operations were disposed of in August 2019. Accordingly, the consolidated income statements for prior periods 2018, 2017 and 2016 have been restated to reclassify the results of the Spanish energy business within “Profit (loss) for the year from discontinued operations.”

Cash dividends declared

($ thousands except for share amounts)	2020	2019	2018	2017	2016
Cash dividends declared	—	—	20,642	—	54,988
Cash dividends declared per ordinary share	—	—	0.12	—	0.32

Consolidated Statement of Financial Position Data

	As of December 31,
($ thousands)	2020	2019	2018	2017	2016
Cash and cash equivalents	102,714	94,852	216,647	184,472	196,931
Current restricted cash and cash equivalents	28,843	—	—	—	—
Non-current restricted cash and cash equivalents	—	28,323	—	—	—
Total assets	1,347,145	1,734,353	2,123,817	2,000,257	2,019,301
Non-current liabilities	548,640	734,599	740,368	612,303	500,503
Current liabilities	432,786	397,457	499,077	450,196	626,756
Equity	365,719	602,297	884,372	937,758	892,042

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

Risks Related to Our Business and Industry

Our operations depend on industries including the aluminum, steel, polysilicon, silicone and photovoltaic/solar industries, which, in turn, rely on several end-markets. A downturn or change in these industries or end-markets could adversely affect our business, results of operations and financial condition.

Because we primarily sell silicon metal, silicon based alloys, manganese based alloys and other specialty alloys we produce to manufacturers of aluminum, steel, polysilicon, silicones, and photovoltaic products, our results are significantly affected by the economic trends in the steel, aluminum, polysilicon, silicone and photovoltaic industries. Primary end users that drive demand for steel and aluminum include construction companies, shipbuilders, electric appliance and car manufacturers, and companies operating in the rail and maritime industries. Primary end users that drive demand for polysilicon and silicones include the automotive, chemical, photovoltaic, pharmaceutical, construction and consumer products industries. Demand for steel, aluminum, polysilicon and silicones from such companies is strongly correlated with changes in gross domestic product and is affected by global economic conditions. Fluctuations in steel and aluminum prices may occur due to sustained price shifts reflecting underlying global economic and geopolitical factors, changes in industry supply-demand balances, the substitution of one product for another in times of scarcity, and changes in national tariffs. Lower demand for steel and aluminum can quickly cause a substantial build-up of steel and aluminum stocks, resulting in a decline in demand for silicon metal, silicon-based alloys, manganese-based alloys, and other specialty alloys. Polysilicon and silicone producers are subject to fluctuations in crude oil, platinum, methanol and natural gas prices, which could adversely affect their businesses. Changes in power regulations in different countries, fluctuations in the relative costs of different sources of energy, and supply-demand balances in the different parts of the value chain, among other factors, may significantly affect the growth prospects of the photovoltaic industry. A significant and prolonged downturn in the end markets for steel, aluminum, polysilicon, silicone and photovoltaic products, could adversely affect these industries and, in turn, our business, results of operations and financial condition.

COVID-19 has had a material detrimental impact on our business and financial results, and such impact could continue and may worsen for an unknown period of time.

COVID-19 has been and continues to be a complex and evolving situation, with governments, public institutions and other organizations imposing or recommending, and businesses and individuals implementing, at various times and to varying degrees, restrictions on various activities or other actions to combat its spread, such as restrictions and bans on travel or transportation; limitations on the size of in-person gatherings, restrictions on freight transportations, closures of, or occupancy or other operating limitations on work facilities, and quarantines and lock-downs. COVID-19 and its consequences have significantly impacted and continue to impact our business, operations, and financial results. The extent to which COVID-19 impacts our business, operations, and financial results going forward will depend on the factors described above and numerous other evolving factors that we may not be able to accurately predict or assess, including the duration and scope of COVID-19; the availability and distribution of effective vaccines or treatments; COVID-19’s impact on global and regional economies and economic activity, including the duration and magnitude of its impact on unemployment rates; its short and longer-term impact on the demand for our products, group business, and levels of customer confidence; the ability of our owners to successfully navigate the impacts of COVID-19; and how quickly economies, and demand recovers after the pandemic subsides.

COVID-19 has negatively impacted, and will in the future negatively impact to an extent we are unable to predict, our revenues. In addition, COVID-19 and its impact on global and regional economies, and the specialty chemical industry in particular, has made it difficult to obtain financing and has increased the probability that we will be unable or unwilling to service, repay or refinance existing indebtedness. If a significant number of our sales volumes are terminated as a result of bankruptcies, sales or foreclosures, our results of operations could be materially adversely affected. Also, testing our intangible assets or goodwill for impairments due to reduced revenues or cash flows could result in additional charges, which could be material. For the reasons set forth above, COVID-19 has had and may in the future will have a material adverse effect on our business, operations, and financial condition.

The metals industry is cyclical and has been subject in the past to swings in market price and demand which could lead to volatility in our revenues.

Our business has historically been subject to fluctuations in the price of our products and market demand for them, caused by general and regional economic cycles, raw material and energy price fluctuations, competition and other factors. The timing, magnitude and duration of these cycles and the resulting price fluctuations are difficult to predict. For example, we experienced a weakened economic environment in national and international metals markets, including a sharp decrease in silicon metal prices in all major markets, from late 2014 to late 2017. During the second half of 2018 and throughout 2019, we experienced the most dramatic decline in prevailing prices of our products, which adversely affected our results. In 2020, the business experienced a reduction in sales volumes as a result of lower customer demand and a decrease in prices variance.

Historically, Ferroglobe’s indirect subsidiary Globe Metallurgical Inc., has been affected by recessionary conditions in the end markets for its products, such as the automotive and construction industries. In April 2003, Globe Metallurgical Inc. sought protection under Chapter 11 of the U.S. Bankruptcy Code following its inability to restructure or refinance its indebtedness amidst a confluence of several negative economic and other factors, including an influx of low priced, dumped imports, which caused it to default on then outstanding indebtedness. A recurrence of such economic factors could have a material adverse effect on our business, results of operations and financial condition.

Additionally, as a result of unfavorable conditions in the end markets for its products, Globe Metales S.R.L. (“Globe Metales”) went through reorganization proceedings (“concurso preventivo”) in 1999, which ended in February 2019. While such reorganization proceedings were ongoing (until February 2019), Globe Metales could not dispose of or encumber its registered assets (including its real estate) or perform any action outside its ordinary course of business without prior court approval.

In addition to the deterioration of market conditions for several of our products in the second half of 2018 and the whole of 2019, we also saw a contraction in sales volumes during 2020 which was primarily driven by the COVID-19 pandemic. Throughout 2020, COVID -19 and its consequences have significantly impacted and continue to impact our business, operations, and financial results. Such conditions, and any decline in the global silicon metal, manganese-based alloys and silicon-based alloys industries could have a material adverse effect on our business, results of operations and financial condition. Moreover, our business is directly related to the production levels of our customers, whose businesses are dependent on highly cyclical markets, such as the automotive, residential and non-residential construction, consumer durables, polysilicon, steel, and chemical industries. In response to unfavourable market conditions, customers may request delays in contract shipment dates or other contract modifications. If we grant modifications, these could adversely affect our anticipated revenues and results of operations. Also, many of our products are traded internationally at prices that are significantly affected by worldwide supply and demand. Consequently, our financial performance will fluctuate with the general economic cycle, which could have a material adverse effect on our business, results of operations and financial condition.

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

Electrical power to our U.S. and Canadian facilities is supplied mostly by American Electric Power Co., Alabama Power Co., Brookfield Renewable Partners L.P. and Hydro-Québec, and the Tennessee Valley Authority through dedicated lines. Our Alloy, West Virginia facility obtains approximately 45% of its power needs under a fixed price power purchase agreement with a nearby hydroelectric facility owned by a Brookfield affiliate. This facility is over 70 years old and any breakdown could result in the Alloy facility having to purchase more grid power at higher rates. The hydropower contract with Brookfield for the Alloy plant expires in December, 2021. A contract extension is currently being negotiated but no assurance can be given that an arrangement will be reached and future rate increases may occur depending upon the outcome of those negotiations. The energy supply for our Mendoza, Argentina facility is supplied the national network administrator Cammesa under a power agreement expiring in December 2020 with a low rate specifically approved for ultra electrointensive industries. The contract extension was temporarily extended until 30 June, 2021. There can be no assurance that such negotiations will be completed on terms we consider to be commercially reasonable, or at all.

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

Large amounts of electricity are used to produce silicon metal, manganese  and silicon based alloys and other specialty alloys, and our operations are heavily dependent upon a reliable supply of electrical power. We may incur losses due to a temporary or prolonged interruption of the supply of electrical power to our facilities, which can be caused by unusually high demand, blackouts, equipment failure, natural disasters or other catastrophic events, including failure of the hydroelectric facilities that currently provide power under contract to our West Virginia, Québec and Argentina facilities. Additionally, on occasion, we have been instructed to suspend operations for several hours by the sole energy supplier in South Africa due to a general power shortage in the country. It is possible that this supplier may instruct us to suspend our operations for a similar or longer period in the future. Such interruptions or reductions in the supply of electrical power adversely affect production levels and may result in reduced profitability. Our insurance coverage does not cover all interruption events and may not be sufficient to cover losses incurred as a result.

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

Principal components in the production of silicon metal, silicon based alloys and manganese based alloys include coal, charcoal, graphite and carbon electrodes, manganese ore, quartzite, wood chips, steel scrap, and other metals. While we own certain sources of raw materials, we also buy raw materials on a spot or contracted basis. The availability of these raw materials and the prices at which we purchase them from third party suppliers depend on market supply and demand and may be volatile. Our ability to obtain these materials in a cost efficient and timely manner is dependent on certain suppliers, their labor union relationships, mining and lumbering regulations and output, pandemic and general local economic conditions.

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

We make extensive use of shipping by sea, rail and truck to obtain the raw materials used in our production and deliver our products to customers, depending on the geographic region and product or input. Raw materials and products often must be transported over long distances between mines and other production sites and the plants where raw materials are consumed, and between those sites and our customers. Any severe delay, interruption or other disruption in such transportation, any material damage to raw materials utilized by us or to our products while being transported, or a sharp rise in transportation prices, either relates to COVID-19 or otherwise, could have a material adverse effect on our business, results of operations and financial condition. In addition, because we may not be able to obtain adequate supplies of raw materials from alternative sources on terms as favorable as our current arrangements, or at all, any disruption or shortfall in the production and delivery of raw materials could result in higher raw materials costs and likewise materially adversely affect our business, results of operations and financial condition.

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

We mine quartz and quartzite at open pit mining operations and coal at underground and surface mining operations. We are heavily dependent on these mining operations for our quartz and coal supplies. Certain risks beyond our control could disrupt our mining operations, adversely affect production and shipments, and increase our operating costs, such as: the closure of operations as a result of the COVID-19 pandemic; a major incident at the mine site that causes all or part of the operations of the mine to cease for some period of time; mining, processing and plant equipment failures and unexpected maintenance problems; disruptions in the supply of fuel, power and/or water at the mine site; adverse changes in reclamation costs; the inability to renew mining concessions upon their expiration; the expropriation of territory subject to a valid concession without sufficient compensation; and adverse weather and natural disasters, such as heavy rains or snow, flooding and other natural events affecting operations, transportation or customers.

Regulatory agencies have the authority under certain circumstances following significant health and safety violations or incidents to order a mine to be temporarily or even permanently closed. If this occurs, we may be required to incur significant legal and capital expenditures to re open the affected mine. In addition, environmental regulations and enforcement could impose unexpected costs on our mining operations, and future regulations could increase those costs or limit our ability to produce quartz and sell coal. A failure to obtain and renew permits necessary for our mining operations could limit our production and negatively affect our business. It is also possible that we have extracted or may in the future extract quartz from territory beyond the boundary of our mining concession or mining right, which could result in penalties or other regulatory action or liabilities.

We are subject to environmental, health and safety regulations, including laws that impose substantial costs and the risk of material liabilities.

Our operations are subject to extensive foreign, federal, national, state, provincial and local environmental, health and safety laws and regulations governing, among other things, the generation, discharge, emission, storage, handling, transportation, use, treatment and disposal of hazardous substances; land use, reclamation and remediation; waste management and pollution prevention measures; greenhouse gas emissions; and the health and safety of our employees. We are also required to obtain permits from governmental authorities for certain operations, and to comply with related laws and regulations. We may not have been and may not be at all times in full compliance with such permits and related laws and regulations. If we violate or fail to comply with these permits and related laws and regulations, we could be subject to penalties, restrictions on operations or other sanctions, obligations to install or upgrade pollution control equipment and legal claims, including for alleged personal injury or property or environmental damages. Such liability could adversely affect our reputation, business, results of operations and financial condition. In addition, in the context of an investigation, the government may impose obligations to make technology upgrades to our facilities that could result in our incurring material capital expenses. For example, in addition to notices received with respect to other plants, we have received two Notices and Findings of Violation (“NOV/FOV”) from the U.S. federal government, alleging numerous violations of the Clean Air Act relating to the Company’s Beverly, Ohio facility. Should the Company and the federal government be unable to reach a negotiated resolution of the NOV/FOVs, the U.S. government could file a formal lawsuit in U.S. federal court for injunctive relief, potentially requiring the Company to implement emission reduction measures, and for civil penalties. The statutory maximum penalty is $93,750 per day per violation, from April, 2013 to the present. See “Item 8.A.—Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings” for additional information. The Beverly facility also is located in an area currently designated as Non-Attainment for the one hour SO2 National Ambient Air Quality Standards (“NAAQS”). The Company has worked with the Ohio Environmental Protection Agency to develop a plan that ensures the facility is not causing exceedances of the one-hour NAAQS standard for SO2. The plan has received the necessary approval from the United States Environmental Protection Agency (“EPA”).

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

Under current European Union legislation, all industrial sites are subject to cap and trade programs, by which every facility with carbon emissions is required to purchase in the market emission rights for volumes of emission that exceed a certain allocated level. So far, and until 2021, the allocated level of emissions has been sufficient for our business such that any of emissions rights purchases will have a limited impact on our business. After 2021, however, new regulations reducing the allocation of free allowances may require us to make significant purchases of emissions rights in the market. Also, certain Canadian provinces have implemented cap and trade programs. As a result, our facilities in Canada and in the European Union may be required to purchase emission credits in the future. The requirement to purchase emissions rights in the market could result in material costs to the Company, in addition to increased compliance costs, additional operating restrictions for our business, and an increase in the cost of the products we produce, which could have a material adverse effect on our financial position, results of operations, and liquidity.

In the United States, it is likely that the new administration will place a greater emphasis on regulating greenhouse gas emissions, although no proposed regulations have been outlined to date.  However, carbon taxes, clean energy standards, carbon offsets, and/or the requirement to participate in a cap-and-trade program are being explored by the administration and US Congress. Although it is impossible to predict what form such action will take, any action may result in material increased compliance costs additional operating restrictions for our business, and an increase in the cost of the products we produce, which could have a material adverse effect on our financial position, results of operations and liquidity.

We make a significant portion of our sales to a limited number of customers, and the loss of a portion of the sales to these customers could have a material adverse effect on our revenues and profits.

In the year ended December 31, 2020, our ten largest customers accounted for approximately 50.7% of Ferroglobe’s consolidated revenue. We expect that we will continue to derive a significant portion of our business from sales to these customers.

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

Antidumping and countervailing duty orders are designed to provide relief from imports sold at unfairly low or subsidized prices by imposing special duties on such imports. Such orders normally benefit domestic suppliers and foreign suppliers not covered by the orders. In the United States, final antidumping or countervailing duties are in effect covering silicon metal imports from China, Russia, Bosnia and Herzegovina, Iceland, and Kazakhstan. Preliminary antidumping duties covering imports of silicon metal from Malaysia also are in effect and are expected to become final duties in June 2021.  In the European Union, antidumping duties are in place covering silicon metal imports from China and ferrosilicon imports from China and Russia. In Canada, antidumping and countervailing duties are in place covering silicon metal imports from China.

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

China’s aluminum, polysilicon and steel producing capacity exceeds local demand and has made China an increasingly large net exporter of aluminum and steel, and the Chinese silicone manufacturing industry is  growing. Chinese aluminum, polysilicon, steel and silicone producers — who are unlikely to purchase silicon metal, manganese  and silicon based alloys and other specialty metals from our subsidiaries outside of China due to the ample availability of domestic Chinese production — may gain global market share at the expense of our customers. An increase in Chinese aluminum, steel, polysilicon and silicone industry market share could adversely affect the production volumes, revenue and profits of our customers, resulting in reduced purchases of our products.

Moreover, our customers might seek to relocate or refocus their operations to China or other countries with lower labor costs and higher growth rates. Any that do so might thereafter choose to purchase from other suppliers of silicon metal, manganese- and silicon-based alloys and other specialty metals which in turn could have a material adverse effect on our business, results of operations and financial condition.

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

Many of our key customers or suppliers are similarly subject to union disputes and work stoppages, which may reduce their demand for our products or interrupt the supply of critical raw materials and impede their ability to fulfil their commitments under existing contracts, which could have a material adverse effect on our business, results of operations and financial condition.

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

The long term success of our operations depends to a significant degree on the continued employment of our core senior management team. In particular, we are dependent on the skills, knowledge and experience of Javier López Madrid, our Executive Chairman, Marco Levi, our Chief Executive Officer, and Beatriz García-Cos, our Chief Financial Officer. If these employees are unable to continue in their respective roles, or if we are unable to attract and retain other skilled employees, our business, results of operations and financial condition could be adversely affected. We currently have employment agreements with Mr. López Madrid, Dr. Levi and Ms. García-Cos. These agreements contain certain non compete provisions, which may not be fully enforceable by us. Additionally, we are substantially dependent upon key personnel among our legal, financial and information technology staff, who enable us to meet our regulatory, contractual and financial reporting obligations, including reporting requirements under our credit facilities.

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

We may not realize the cost savings and other benefits that we expect to achieve from the strategic plan.

We are constantly looking for opportunities to improve our operations through changes in processe,s technology, information systems, and management of best practices. These initiatives are complex and require skilled management and the support of our workforce to implement them.

In our efforts to improve our business fully and successfully, we may encounter material unanticipated problems, expenses, liabilities, competitive responses, loss of client relationships, and a resulting diversion of management’s attention. The challenges include, among others:

●	managing change throughout the company;
●	coordinating geographically separate organizations;
●	potential diversion of management focus and resources from ordinary operational matters and future strategic opportunities;
●	retaining existing customers and attracting new customers;
●	maintaining employee morale and retaining key management and other employees;
●	integrating two unique business cultures that are not necessarily compatible;
●	issues in achieving anticipated operating efficiencies, business opportunities and growth prospects;
●	consolidating corporate and administrative infrastructures and eliminating duplicative operations;

●	issues in integrating information technology, communications and other systems;
●	changes in applicable laws and regulations;
●	changes in tax laws (including under applicable tax treaties) and regulations or to the interpretation of such tax laws or regulations by the governmental authorities; and
●	managing tax costs or inefficiencies associated with integrating our operations.

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

For example, in February 2018, we completed the acquisition from a wholly-owned subsidiary of Glencore International AG (“Glencore”) of a 100% interest in Glencore’s manganese alloys plants in Mo i Rana (Norway) and Dunkirk (France).  Although the purchase was made under what we believe to be favorable financial terms, the acquisition increases the management complexity of our operations, adds a new currency (Norwegian Krone) to our foreign exchange exposure, and will require additional attention from management in order for us to successfully integrate and capture synergies. There can be no assurance that the acquisition will result in the realization of the benefits anticipated. Specifically, during 2018 the manganese alloys and the manganese ore markets evolved in such way that margins in these specific operations have significantly eroded and results and profitability from these operations were below historical averages, average selling  prices of Manganese-based Alloys have decreased 10.4% in 2020 compared to 2019 .

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

Grupo VM, has pledged most of its shares in our company to secure a syndicate from Tyrus Capital; if Grupo VM defaults on the underlying loan prior to completion of our restructuring, we could experience a change in control.

Grupo VM has guaranteed its obligations pursuant to a credit agreement (the “GVM Credit Agreement”) with respect to a loan granted to GVM by Tyrus Capital (“GVM Loan”). In addition, Grupo VM has entered into a security and pledge agreement (the “GVM Pledge Agreement”), with Tyrus pursuant to which Grupo VM agreed to pledge most of its shares to Tyrus to secure the outstanding GVM Loan.

In the event Grupo VM defaults under the GVM Credit Agreement, Tyrus may foreclose on the shares subject to the pledge. If such foreclosure were to occur prior to completion of the Company’s financial restructuring, we could experience a change of control under the indenture governing the currently outstanding Senior Notes due 2022. Upon a change in control, each bondholder will have the right to require the Company to repurchase all or any part of such holder’s notes at a purchase price in cash equal to 101% of the principal amount of the notes, plus any accrued and unpaid interest at the date of purchase, and we may be required, among other things, immediately to repay outstanding principal as well as, accrued interest and any other amounts owed by us under our other debt.

In connection with the preparation of our consolidated financial statements, we determined that there was a substantial doubt as to our ability to continue as a going concern within one year after the date of the issuance of our consolidated financial statements, in part to the uncertainties arising from the COVID-19 pandemic and the limited visibility we have of its possible effect on our business and in part due to the potential of a call for redemption of the Notes on a change of control of our Company or its major shareholder, Grupo VM.  Moreover, there can be no assurance that the proposed restructuring will be completed.  See Note 3.1.

Pursuant to the Lock-Up Agreement, the Reissued Notes and the $60m Notes will contain change of control definitions with significant exceptions compared with that contained in the indenture for the Senior Notes due 2022.  Under the revised change of control definitions, no change of control shall occur or be deemed to occur by reason of, among other matters, any enforcement or exercise of remedies under the GVM Pledge Agreement or any disposal by Grupo VM of the Grupo VM shares for the purpose of repaying Grupo VM’s debt to Tyrus.

If upon a change of control we do not have sufficient funds available to repurchase the notes with our available cash, third party financing would be needed, yet may be impermissible under our other debt agreements. In addition, certain other contracts we are party to from time to time may contain change of control provisions. Upon a change in control, such provisions may be triggered, which could cause our contracts to be terminated or give rise to other obligations, each of which could have a material adverse effect on our business, results of operations and financial condition.

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

Our facilities are able to manufacture, collectively, approximately 355,000 tons of silicon metal (including Dow’s portion of the capacity of our Alloy, West Virginia and Bécancour, Québec plants and excluding currently idled plants), 427,000 tons of silicon-based alloys and 655,000 tons of manganese-based alloys on an annual basis. Our ability to increase production and revenues will depend on expanding existing facilities, acquiring facilities or building new ones. Increasing capacity is difficult because:

●	adding 30,000 tons of new production capacity to an existing silicon manufacturing plant would cost approximately $120 million and take at least 12 to 18 months to complete once permits are obtained;
●	a greenfield development project would take at least three to five years to complete and would require significant capital expenditure and, regulatory compliance costs; and
●	obtaining sufficient and dependable electric power at competitive rates in areas near the required natural resources is extremely difficult.

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

In March 2021 we took the decision to repay and close our North American Asset Based Revolver therefore removing any restrictions the facility placed upon our business. See Note 30 Events after the reporting period.

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

We maintain various forms of insurance covering a number of specified and consequential risks and losses arising from insured events under the policies, including securities claims, certain business interruptions and claims for damage and loss caused by certain natural disasters, such as earthquakes, floods and windstorms. Our existing property and liability insurance coverage contains various exclusions and limitations on coverage. In some previous insurance policy renewals, we have acceded to larger premiums, self-insured retentions and deductibles. For example, as a result of the explosion at our facility in Chateau Feuillet, France, the applicable property insurance premium increased. We may also be subject to additional exclusions and limitations on coverage in future insurance policy renewals. There can be no assurance that the insurance policies we have in place are or will be sufficient to cover all potential losses we may incur. In addition, due to changes in our circumstances and in the global insurance market, insurance coverage may not continue to be available to us on terms we consider commercially reasonable or be sufficient to cover multiple large claims.

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

Our international operations and sales may expose us to risks that are more significant in developing markets than in developed markets and which could negatively impact future revenue and profitability. Operations in developing countries may not operate or develop in the same way or at the same rate as might be expected in a country with an economy, government and legal system similar to western countries. The additional risks that we may be exposed to in such cases include, but are not limited to:

●	tariffs and trade barriers;
●	sanctions and other restrictions in our ability to conduct business with certain countries, companies or individuals;
●	recessionary trends, inflation or instability of financial markets;
●	regulations related to customs and import/export matters;
●	tax issues, such as tax law changes, changes in tax treaties and variations in tax laws;
●	absence of a reliable legal or court system;
●	changes in regulations that affect our business, such as new or more stringent environmental requirements or sudden and unexpected raises in power rates;
●	limited access to qualified staff;
●	inadequate infrastructure;
●	cultural and language differences;
●	inadequate banking systems;

●	restrictions on the repatriation of profits or payment of dividends;
●	crime, strikes, riots, civil disturbances, terrorist attacks or wars;
●	nationalization or expropriation of property;
●	less access to urgent medical care for employees and key personnel in the case of severe illness;
●	law enforcement authorities and courts that are weak or inexperienced in commercial matters; and
●	deterioration of political relations among countries.

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

Colombia and the United States are among the preferred sources for the coal consumed in the production of silicon metal and silicon-based alloys, and the vast majority of producers source coal from these two countries. In the year ended December 31, 2020, approximately 63% of our coal was purchased from third parties. Of our third party purchases, approximately 61% came from Colombia. New interesting developments were made with Kazakh coal. Additionally, nearly all of the manganese ore we purchase comes from suppliers located in South Africa and Gabon. We do not control these third party suppliers and must rely on them to perform in accordance with the terms of their contracts. If these suppliers fail to provide us with the required raw materials in a timely manner, or at all, or if the quantity or quality of the materials they provide is lower than that contractually agreed, we may not be able to procure adequate supplies of raw materials from alternative sources on comparable terms, or at all, which could have a material adverse effect on our business, results of operations and financial condition. In addition, since many suppliers of these raw materials are located in the same region, if a natural disaster or event affected one of these regions it is likely alternative sources would also be similarly affected.

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

We rely on proprietary technologies and technical capabilities in order to compete effectively and produce high quality silicon metal and silicon-based alloys, including:

●	computerized technology that monitors and controls production furnaces;
●	electrode technology and operational know-how;
●	metallurgical processes for the production of solar-grade silicon metal;

●	production software that monitors the introduction of additives to alloys, allowing the precise formulation of the chemical composition of products; and
●	flowcaster equipment, which maintains certain characteristics of silicon-based alloys as they are cast.

We are subject to a risk that:

●	we may not have sufficient funds to develop new technology and to implement effectively our technologies as competitors improve their processes;
●	if implemented, our technologies may not work as planned; and
●	our proprietary technologies may be challenged and we may not be able to protect our rights to these technologies.

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

In addition, we may face risks associated with the current uncertainty and the consequences that may result from such exit, in particular with respect to tax, customs and duty laws and regulations, volatility in exchange rates and interest rates and our ability to sell and transport products from manufacturing facilities on the continent to our customers in the United Kingdom.

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

Risks Related to Our Capital Structure

Our leverage may make it difficult for us to service our debt and operate our business.

We have significant outstanding indebtedness and debt service requirements. Our leverage could have important consequences, including:

●	making it more difficult for us to satisfy our obligations to all creditors and holders;
●	requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thus reducing the availability of our cash flow to fund internal growth through working capital and capital expenditures and for other general corporate purposes;
●	increasing our vulnerability to a downturn in our business or economic or industry conditions;
●	placing us at a competitive disadvantage compared to our competitors that have less indebtedness in relation to cash flow;
●	limiting our flexibility in planning for or reacting to changes in our business and our industry;
●	restricting us from investing in growing our business, pursuing strategic acquisitions and exploiting certain business opportunities; and

●	limiting, among other things, our and our subsidiaries’ ability to incur additional indebtedness, including refinancing, or raise equity capital in the future and increasing the costs of such additional financings.

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

The proposed restructuring may not be completed, and even if it is completed, we expect to incur significant costs in implementing it.

We are proposing to implement a restructuring which contemplates the occurrence of three inter-conditional transactions:

●	the issuance of $60 million of new senior secured notes due June 30, 2025 (the “Super Senior Notes”);

●	the issuance of at least $40 million in new equity of Ferroglobe; and

●	the extension of the maturity to December 31, 2025 and amendment to other terms of the Notes.

A committee of holders of the Notes (the “Ad Hoc Group Noteholders”) has agreed to backstop the issuance of $60 million of Super Senior Notes and an affiliate of Tyrus Capital has agreed to backstop the issuance of up to $40 million in new equity of Ferroglobe. Such issuances are subject to certain conditions, and there can be no assurance that the proposed restructuring will be completed. Moreover, the extension of the maturity and amendment to other terms of the Notes will be implemented by an exchange offer which will require the support of substantially all of the holders of the Notes. As of the date of this annual report, holders holding approximately 96% in aggregate principal amount of Notes have signed a lock-up agreement (the “Lock-Up Agreement”) with the Ad Hoc Group Noteholders, Grupo VM and affiliates of Tyrus Capital to support the proposed restructuring as set out in the Lock-Up Agreement, but there can be no assurance that such support will not be withdrawn prior to implementation of the proposed restructuring or that, if withdrawn, additional consents required to implement the proposed restructuring will be obtained. As a result of these uncertainties, we cannot assure you that the proposed restructuring will be implemented.

If we fail to implement the proposed restructuring, we will need to contemplate other means to restructure our balance sheet in light of the Notes maturing in 2022. Failure to implement a balance sheet restructuring will likely have a material adverse effect on our business, results of operation and financial condition.

Even if the proposed restructuring is implemented, we expect to incur significant cash fees, including cash fees which are to be settled in the form of ordinary shares (“equity fees”). Cash fees will partially offset the cash inflow from the transactions and equity fees will dilute the shareholdings of those shareholders who will not receive any ordinary shares. We expect to pay cash fees of approximately $11.9 million and equity fees, the amount of which will vary but will in the maximum represent 4.5% of our ordinary shares on a fully-diluted basis. In addition, in the event that any part or all of an expected initial tranche consisting of $40 million of the Super Senior Notes are redeemed prior to certain termination events under the Lock-Up Agreement (as set out in Exhibit B of Schedule 5 thereto), including the completion date of the proposed restructuring (the “Transaction Effective Date”), following any notice of redemption or acceleration, a make-whole premium of $17.5 million is payable (reduced pro rata if only a part of the $40 million in Super Senior Notes is redeemed).

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

On March 16, 2021, the Company has repaid in its entirety the remaining balance of the ABL, cancelling its obligations derived from the contract. See Note 30 Events after the reporting period.

The covenants in the Amended Senior Notes (defined below) and the Super Senior Notes are more restrictive than the covenants in the indenture governing the Notes.

The terms of the Lock-Up Agreement require us to comply with the agreed terms of the indenture that will govern the new senior secured notes to be issued in exchange for the Notes that will mature on December 31, 2025 (the “Amended Senior Notes”), whose covenants will be generally more restrictive than the covenants for the Notes. The indenture governing the Super Senior Notes also contains covenants that are more restrictive than those in the indenture governing the Notes. As a result, we will have reduced discretion in operating our business and may have difficulty growing our business. See “Item 5.—Operating and Financial Review and Prospects— Capital Raising and Extension of the Maturity of the Notes.”

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

Our share price has been volatile in the recent past and may be so in the future. Moreover, stock markets in general experience periods of extreme volatility that are often unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell our ordinary shares at or above the price at which you purchase them. The market price for our shares may be influenced by many factors, including:

●	our ability to successfully refinance the Notes;
●	the success of competitive products or technologies;
●	regulatory developments in the United States and other countries;
●	developments or disputes concerning patents or other proprietary rights;
●	the recruitment or departure of key personnel;
●	quarterly or annual variations in our financial results or those of companies that are perceived to be similar to us;
●	market conditions in the industries in which we compete and issuance of new or changed securities analysts’ reports or recommendations;
●	the failure of securities analysts to cover our ordinary shares or changes in financial estimates by analysts;
●	the inability to meet the financial estimates of analysts who follow our ordinary shares;
●	investor perception of our Company and of the industries in which we compete; and
●	general economic, political and market conditions.

Our shareholders’ holdings of our ordinary shares may be substantially diluted in connection with the proposed restructuring.

In connection with the proposed restructuring, we expect to issue a substantial number of additional ordinary shares as fees and in connection with the issuance of at least $40 million in new equity of Ferroglobe. The ordinary shares representing at least $40 million in new equity may be issued at a significant discount to the trading price of our ordinary shares and may result in a substantial dilution of the holdings of the shareholders that will not receive such fees or do not participate in the equity offering of at least $40 million in new equity of Ferroglobe.

If securities or industry analysts do not publish or cease publishing research reports about us, if they adversely change their recommendations regarding our ordinary shares, or if our operating results do not meet their expectations, the price of our ordinary shares could decline.

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. Securities and industry analysts do not currently publish  research on us. If there is limited or no securities or industry analyst coverage of us, the market price and trading volume of our ordinary shares would likely be negatively impacted. Moreover, if any of the analysts who may cover us downgrade our ordinary shares or provide relatively more favorable recommendations concerning our competitors, or as we experienced in 2019 and 2020, if our operating results or prospects do not meet their expectations, the market price of our ordinary shares could decline. If any of the analysts who may cover us were to cease coverage or fail regularly to publish reports about our Company, we could lose visibility in the financial markets, which, in turn, could cause our share price or trading volume to decline.

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

As a foreign private issuer, the rules governing the information that we are required to disclose differ from those governing U.S. corporations pursuant to the U.S. Exchange Act. Although we intend to report periodic financial results and certain material events, we are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. In addition, we are exempt from the SEC’s proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Our exemption from Section 16 rules requiring the reporting of beneficial ownership and sales of shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to this part of the U.S. Exchange Act and that our insiders are not subject to short-swing profit rules. As a result, in deciding whether to purchase our shares, you may not have all the data that you are accustomed to having when making investment decisions with respect to domestic U.S. public companies.

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

We may utilize these exemptions for as long as we continue to qualify as a “controlled company.” While exempt, we will not be required to have a majority of independent directors, our nominations and compensation committees will not be required to consist entirely of independent directors and such committees will not be required to undergo annual performance evaluations.

Furthermore, NASDAQ Rule 5615(a)(3) provides that a foreign private issuer, such as our Company, may rely on home country corporate governance practices in lieu of certain of the rules in the NASDAQ Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with NASDAQ’s Notification of Noncompliance requirement (Rule 5625), the

Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). We are permitted to follow certain corporate governance rules that conform to U.K. requirements in lieu of many of the NASDAQ corporate governance rules, and we intend to comply with the NASDAQ corporate governance rules applicable to foreign private issuers. Accordingly, our shareholders will not have the same protections afforded to stockholders of U.S. companies that are subject to all of the corporate governance requirements of NASDAQ.

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

We and our subsidiaries are subject to tax laws and regulations in the United Kingdom, the United States, France, Spain, South Africa, China and the other jurisdictions in which we operate. These laws and regulations are inherently complex, and we and our subsidiaries are (and have been) obligated to make judgments and interpretations about the application of these laws and regulations to us and our subsidiaries and their operations and businesses. The interpretation and application of these laws and regulations could be challenged by the relevant governmental authority, which could result in administrative or judicial procedures, actions or sanctions, which could be material an effect our effective tax rate.

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

Further developments are to be seen in areas such as the “making tax digital - initiatives” allowing authorities to monitor multinationals’ tax position on a more real time basis and the contemplated introduction of new taxes, such as revenue-based digital services taxes aimed at technology companies, but which may impact traditional businesses as well in the sense of allocating a portion of the profitability of the given company to jurisdictions where it has significant sales even though it is not physically present. The latest development by the OECD in this field are the so-called Pillar One and Pillar Two. Under Pillar One, the OECD intends to set up the foundations for allocating to the market jurisdiction (i) non-routine profit; (ii) a fixed remuneration based on the Arm´s length Principle for baseline distribution and marketing functions; and (iii) an additional profit where in-country functions exceed the base-line activity already compensated. In principle, our business is not in scope of this measure as it refers to raw materials and commodities and this kind of business is excluded under the current drafting of the paper. Then, Pillar Two, also called GloBE (Global Anti-Base Erosion Proposal) consists of setting the ground for a minimum taxation, giving the countries the right to “tax back” profit that is currently taxed below a minimum rate. This goal is reached through several avenues, that is, (i) the inclusion of foreign income when taxed below the minimum rate; (ii) an undertaxed payment rule to related parties to deny deduction or impose taxation when payment was not subject to tax; (iii) switch over rule in the double tax treaties to allow the residence jurisdiction to switch from exemption to credit method when profit of permanent establishment is taxed below the minimum rate; and (iv) a subject to tax rule to allow withholding tax or other taxation or adjust eligibility to treaty benefits on payments not subject to the minimum rate. GloBE could affect our effective tax rate when implemented.

A significant legislative development has been the implementation in all EU Member States of the  Council Directive (EU) 2018/822 of 25 May 2018 amending Directive 2011/16/EU as regards mandatory automatic exchange of information in the field of taxation in relation to reportable cross-border arrangements, commonly known as DAC 6. DAC 6 imposes mandatory disclosure of cross-border arrangements affecting at least one EU Member State that falls within one of several categories or “DAC6 hallmarks” identified as potentially indicative of aggressive tax planning. DAC 6 imposes heavy fines for non-compliance, as well as reputational risk. We work closely with DAC 6 tax experts in order for any transaction conducted by the group which falls within the DAC 6 hallmarks to be duly reported, either by the respective involved group entity or by the participant advisor as intermediary.

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

Legislation commonly known as the Tax Cuts and Jobs Act (the “TCJA”) was enacted on December 22, 2017 in the United States. The TCJA made significant changes to the U.S. federal tax code, including a reduction in the U.S. federal corporate statutory tax rate from 35% to 21% as well as the introduction of a base erosion minimum tax (“BEAT”). The TCJA also made changes to the U.S. federal taxation of foreign earnings and to the timing of recognition of certain revenue and expenses and the deductibility of certain business expenses. We examined the impact the TCJA may have on our business in detail since enactment. Although further guidance continues to be released by the IRS, as of December 31, 2020, the most material impact on the taxation of our U.S. business relates to reduced deductibility of interest expense due to lower profitability in the U.S. In addition, there are several provisions within the TCJA that take effect beginning in 2022 that could negatively impact us. These provisions include the capitalization of research and development costs which would be amortized over a 5 year period, as well as the inability to addback depreciation and amortization expense in determining the amount of deductible interest expense, which would decrease the amount of interest expense deductible by us.

On March 27, 2020, legislation commonly known as the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted in response to the global COVID-19 pandemic and generally provides economic stimulus measures to help the U.S. taxpayers.  Some of the changes within the CARES Act modified legislation that the TCJA incorporated, from which we have benefited.  These benefits included the ability to carryback net operating losses (“NOLs”) five years to recoup taxes paid in prior years as well as temporary changes to the interest deductibility rules (for years 2019 and 2020) that will allow us to deduct more interest expense than otherwise allowable under the TCJA.  We have examined the impact the CARES Act may have on our business since enactment and will continue to do so as our business moves forward.

Based on the outcomes of the recent U.S. elections, there is an increased likelihood that new tax legislation will be enacted.  This includes an increased probability that the U.S. corporate statutory tax rate will increase, which, if enacted, would adversely impact us.

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

ITEM 4.       INFORMATION ON THE COMPANY

A.    History and Development of the Company

Ferroglobe PLC

Ferroglobe PLC, initially named VeloNewco Limited, was incorporated under the U.K. Companies Act 2006 as a private limited liability company in the United Kingdom on February 5, 2015, as a wholly-owned subsidiary of Grupo VM. On October 16, 2015 VeloNewco Limited re-registered as a public limited company. As a result of the Business Combination, which was completed on December 23, 2015, FerroAtlántica and Globe merged through corporate transactions to create Ferroglobe PLC, one of the largest producers worldwide of silicon metal and silicon and manganese-based alloys. To effect the Business Combination, Ferroglobe acquired from Grupo VM all of the issued and outstanding ordinary shares, par value €1,000 per share, of Grupo FerroAtlántica, SAU in exchange for 98,078,161 newly issued Class A Ordinary Shares, nominal value $7.50 per share, of Ferroglobe, after which FerroAtlántica became a wholly-owned subsidiary of

Ferroglobe. Immediately thereafter, Gordon Merger Sub, Inc., a wholly-owned subsidiary of Ferroglobe, merged with and into Globe Specialty Metals, Inc., and each outstanding share of common stock, par value $0.0001 per share, was converted into the right to receive one newly-issued ordinary share, nominal value $7.50 per share, of Ferroglobe. After these steps, Ferroglobe issued, in total, 171,838,153 shares, out of which 98,078,161 shares were issued to Grupo VM and 73,759,992 were issued to the former Globe shareholders. Our ordinary shares are currently traded on the NASDAQ under the symbol “GSM.”

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

During the year under review, a small number of the ordinary shares held in treasury have been used to satisfy share awards made by the Company to its management team under the Ferroglobe PLC Equity Incentive Plan 2016. The number of ordinary shares held in Treasury as at December 31, 2020 was 1,666,406. See Note 13.

Significant milestones in our history are as follows:

●	1996: acquisition of the Spanish company Hidro Nitro Española, S.A. (“Hidro Nitro Española”), operating in the ferroalloys and hydroelectric power businesses, and start of the quartz mining operations through the acquisition of Cuarzos Industriales S.A. from Portuguese cement manufacturer Cimpor;
●	1998: expansion of our manganese- and silicon-based alloy operations through the acquisition of 80% of the share capital of FerroAtlántica de Venezuela (currently FerroVen, S.A.) from the Government of Venezuela in a public auction;
●	2000: acquisition of 67% of the share capital of quartz mining company Rocas, Arcillas y Minerales, S.A. from Elkem, a Norwegian silicon metal and manganese- and silicon-based alloy producer;
●	2005: acquisition of Pechiney Electrométallurgie, S.A., now renamed FerroPem, S.A.S., a silicon metal and silicon-based alloys producer with operations in France, along with its affiliate Silicon Smelters (Pty) Ltd. in South Africa;
●	2005: acquisition of the metallurgical manufacturing plant in Alloy, West Virginia, and Alabama Sand and Gravel, Inc. in Billingsly, Alabama, both in the U.S.;
●	2006: acquisition of Globe Metallurgical Inc., the largest merchant manufacturer of silicon metal in North America and largest specialty ferroalloy manufacturer in the United States;

●	2006: acquisition of Stein Ferroaleaciones S.A., an Argentine producer of silicon-based specialty alloys, and its Polish affiliate, Ultracore Polska;
●	2007: creation of Grupo FerroAtlántica, S.A.U., the holding company of our FerroAtlántica Group;
●	2007: acquisition of Camargo Correa Metais S.A., a major Brazilian silicon metal manufacturer;
●	2008: acquisition of Rand Carbide PLC, a ferrosilicon plant in South Africa, from South African mining and steel company Evraz Highveld Steel and Vanadium Limited, and creation of Silicio FerroSolar, S.L., which conducts research and development activities in the solar grade silicon sector;
●	2008: acquisition of 81% of Solsil, Inc., a producer of high-purity silicon for use in photovoltaic solar cells
●	2008: acquisition of a majority stake in Ningxia Yonvey Coal Industry Co., Ltd., a producer of carbon electrodes (the remaining stake subsequently purchased in 2012);
●	2009: creation of French company Photosil Industries, S.A.S., which conducts research and development activities in the solar grade silicon sector;
●	2009: sale of interest in Camargo Correa Metais S.A. in Brazil to Dow Corning Corporation and formation of a joint venture with Dow Corning at the Alloy, West Virginia facility;
●	2010: acquisition of Core Metals Group LLC, one of North America’s largest and most efficient producers and marketers of high-purity ferrosilicon and other specialty metals;
●	2010: acquisition of Chinese silicon metal producer Mangshi Sinice Silicon Industry Company Limited;
●	2011: acquisition of Alden Resources LLC, North America’s leading miner, processor and supplier of specialty metallurgical coal to the silicon and silicon-based alloy industries;
●	2012: acquisition of SamQuarz (Pty) Ltd, a South African producer of silica, with quartz mining operations;
●	2012: acquisition of a majority stake (51%) in Bécancour Silicon, Inc., a silicon metal producer in Canada, operated as a joint venture with Dow Corning as the holder of the minority stake of 49%;
●	2014: acquisition of Silicon Technology (Pty) Ltd. (“Siltech”), a ferrosilicon producer in South Africa;
●	2018: acquisition from a subsidiary of Glencore PLC of a 100% interest in manganese alloys plants in Mo i Rana, Norway and Dunkirk, France, through newly-formed subsidiaries Ferroglobe Mangan Norge AS and Ferroglobe Manganèse France, SAS; and
●	2018: sale of the majority interest in Hidro Nitro Española to an entity sponsored by a Spanish renewable energies fund.
●	2019: sale of 100% interest in FerroAtlántica, S.A.U. (“FAU”), to investment vehicles affiliated with TPG Sixth Street Partners.
●	2019: sale of 100% interest in Ultra Core Polska, z.o.o, to Cedie, S.A.

Corporate and Other Information

Our registered office is located at 5 Fleet Place, London EC4M 7RD, our Board of Directors is based at our London Office at 13 Chesterfield Street, London W1J 5JN, United Kingdom and our management is based in London and also at Torre Espacio, Paseo de la Castellana, 259-D, P49, 28046 Madrid, Spain. The telephone number of our Spanish Office is +34 915 903 219. Our Internet address is http://www.ferroglobe.com. The information on our website is not a part of this document. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

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

Competitive Strengths and Strategy of Ferroglobe

Competitive Strengths

Leading market positions in silicon metal, silicon-based alloys and manganese-based alloys

We are a leading global producer in our core products based on merchant production capacity and hold the leading market share in certain of our products. Specifically, in the case of silicon metal, with maximum global production capacity of approximately 294 thousand metric tons (which includes 51% of our attributable joint venture capacity, and excludes the currently idled capacity at the Selma facilities in the United States, at the Polokwane facility in South Africa, at the Château-Feuillet facility in Europe and the permantly iddle capacity at the Niagara Falls facility, and considers the most favorable production mix), we have approximately 70% of the merchant production capacity market share in North America and approximately 20% of the global market share (all of the world excluding China), according to management estimates for our industry. In the case of manganese-based alloys, following the acquisition of the Dunkirk, France and Mo i Rana, Norway plants in 2018, our market share is approximately 15% in Europe, and we are among the three largest global producers of manganese alloys excluding China.

Our scale and global presence across five continents allows us to offer a wide range of products to serve a variety of end-markets, including those which we consider to be dynamic, such as the solar, automotive, consumer electronic products, semiconductors, construction and energy industries. As a result of our market leadership and breadth of products, we possess critical insight into market demand allowing for more efficient use of our resources and operating capacity. Our ability to supply critical sources of high-quality raw materials from within our Company group promotes operational and financial stability and reduces the need for us to compete with our competitors for supply. We believe this also provides a competitive advantage, allowing us to deliver an enhanced product offering with consistent quality on a cost-efficient basis to our customers.

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

Diverse base of high-quality customers across growing industries

We sell our products to customers in over 30 countries, with our largest customer concentration in North America and in Europe. Our products are used in end products spanning a broad range of industries, including solar, personal care and healthcare products, automobile parts, carbon and stainless steel, water pipe, solar, semiconductor, oil and gas, infrastructure and construction. Although some of these end-markets have growth drivers similar to our own, others are less correlated and offer the benefits of diversification. This wide range of products, customers and end-markets provides significant diversity and stability to our business.

Many of our customers, we believe, are leaders in their end-markets and fields. We have built long-lasting relationships with customers based on the breadth and quality of our product offerings and our ability to produce products that meet specific customer requirements. For the year ended December 31, 2020 and December 31, 2019, Ferroglobe’s ten largest customers accounted for approximately 50.7% and 39.9%, respectively, of Ferroglobe’s consolidated revenue. Our customer relationships provide us with stability and visibility into our future volumes and earnings, though we are not reliant on any individual customer or end-market. Our customer relationships, together with our diversified product portfolio, provide us with opportunities to cross sell new products; for example, by offering silicon-based or manganese-based alloys to existing steelmaking customers.

Flexible and low-cost structure

We believe we have an efficient cost structure, enhanced over time by vertical integration through strategic acquisitions. The largest components of our cost base are raw materials and power. Our relatively low operating costs are primarily a result of our ownership of, and proximity to, sources of raw materials, our access to attractively priced power supplies and skilled labor and our efficient production processes.

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

Efficient and environmentally friendly by-product usage

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

Pioneer in innovation with focus on technological advances and development of next generation products

Our talented workforce has historically developed proprietary technological capabilities and next generation products in-house, which we believe give us a competitive advantage. In addition to a dedicated R&D division, we have cooperation agreements in place with various universities and research institutes in Spain, France and other countries around the world. Our R&D achievements include:

●	ELSA electrode — Ferroglobe has internally developed a patented technology for electrodes used in silicon metal furnaces, which it has been able to sell to several major silicon producers globally. This technology, known as the ELSA electrode, improves the energy efficiency in the production process of silicon metal and eliminates contamination from iron. Ferroglobe has granted these producers the right to use the ELSA electrode against payment to Ferroglobe of royalties. Continuous improvements are made to keep this invention state of the art.
●	Solar Grade Silicon — Ferroglobe has sought to produce solar grade silicon metal with a purity above 99.9999% through a new, potentially cost effective, electrometallurgical process. The traditional chemical process tends to be costly and involves high energy consumption and potentially environmentally hazardous processes. The new technology entirely developed by Ferroglobe at an earlier stage at its research and development facilities aims to reduce the costs and energy consumption associated with the production of solar grade silicon.

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

●	High Purity Silicon Powders — Ferroglobe has launched the High Purity Silicon Powders project, which aims at producing silicon-based, tailor made products for high end applications. An important part of the technology developed for the Solar grade silicon project is used in this new project allowing Ferroglobe to have advantages in obtaining customized solutions for this emerging business and to put products in the market with a very low carbon footprint. At the same time, new know-how linked to specific milling technologies has been developed in the last years placing Ferroglobe in an excellent position in this new market. Among the various targeted applications, a specific project has been launched for Li-ion batteries.
●	Li-ion batteries — The energy capacity of the anode in Li-ion batteries can be enhanced by adding silicon. This is a particularly attractive market because Silicon not only can increase capacity of the Li-ion batteries but can contribute to reduce costs, to reduce carbon footprint and to ease fast charging. All these benefits will help to develop new mobility solutions. In this specific field, Ferroglobe has established several technical partnerships and collaborations in order to rapidly advance the research and development work that a state-of-the-art market like this needs.

New R&D works are being carried out by the Ferroglobe Innovation team to develop new products that could fit in the requirements of next generations of batteries.

Experienced management team in the metals and mining industry

We have a seasoned and experienced management team with extensive knowledge of the global metals and mining industry, operational and financial expertise and a track record of developing and managing large-scale operations. Our management team is committed to responding quickly and effectively to macroeconomic and industry developments, to identifying and delivering growth opportunities and to improving our performance by way of a continuous focus on operational cost control and a disciplined, value-based approach to capital allocation. Our management team is complemented by a skilled operating team with solid technical knowledge of production processes and strong relationships with key customers.

Business Strategy

Throughout 2020 we conducted a deep and broad evaluation of our Company with the goal of designing a strategic plan focused on bolstering the long term competiteness of the business and returning the Company to profitability by fundamentally changing the way we operate, both operationaly and financially. The multi-year turnaround plan we developed essentially impacts all the functional areas of our Company as we seek to drive changes that ensure competitiveness throughout the cycle. The key value drivers of our strategic plan are the following:

•

Footprint optimization:  One of the Company’s core advantages is our large and diverse production platform.  While our asset footprint provides flexibility, at times we are restricted in our ability to quickly adapt to changing market conditions due to inherent constraints in curtailing capacity, particularly for shorter durations.  Going forward, our goal is to ensure that the operating platform is more flexible and modular so shifts in production, based on needs and relative costs, are incorporated swiftly.  Through this value creation driver we aim to shift our capacity footprint by optimizing production to the most competitive assets.

•

Continuous plant efficiency:  We will continue to build on the success of our existing key technical metrics (KTM) program, which consists of specific initiatives aimed at enhancing our process, minimizing waste, and improving the overall efficiency to drive down costs.  The Company maintains a pipeline of initiatives developed through the sharing of best practices amongst our numberous sites and through new improvements identified by our research and development team.  Under the strategic plan we have formalized the manner in which we execute such initiatives by creating operational and technical teams with the expertise critical for implementation.  Furthermore, we are developing tools to track our key performance indicators in an ongoing effort to improve furnace level performance.

•

Commercial excellence: we are focused on the design and delivery of commercial best practices that maximize profitable revenue, including programs aimed at consistently improve pricing, salesforce effectiveness, product mix, customer selection and focus.  By organizing and analyzing client profitability we seek to optimize commercial opportunities.  Our focus will be on portfoilio and account management, ensuring we have the proper customer relationship management tools and clearly defined objectives for each of our customers.  Front line management will require us to re-design our commercial coverage and operating model in-line with our product and customer priorities.  On the pricing side, we seek to enhance communication and transparency amongst our internal teams to realize target margins on each sale.

•

Centralized purchasing:  we are reshaping the organization so that purchasing of many consumables can be done centrally and to support a procurement culture centered on buying better and spending better.  This will enable us to improve its tracking of needs, enhance our ability to schedule purchases and enable us to benefit from bulk purchases.  Buying better is a supply-led effort that focuses on price and volume allocation, negotiating prices and terms, managing price risks, pooling volumes and contracts, shifting volumes to best-price suppliers and leveraging procurement networks.  Spending better is an operation-led effort to control demand, enforce compliance, reduce complexity, and perform value engineering to fost efficient spending.  Through the principles of buying better and spending better, we aim to attain more than just cost reduction.  Through the new organization, we seek to reduce supply chain risk, supporting continuous quality and service improvement, fostering better decision-making about suppliers and optimizing resource allocation

•

Selling, general and administration & corporate overhead reduction:  during our corporate review conducted in 2020, we identified significat opportunity for further cost improvement through permanent cost cutting at the our plants, as well as the corporate levels.  By tracking these costs vigorously and increasing accountability, we aim to bolster the overall cost structure at various levels.   Through this value creation driver, we aim to create a culture focused on cost control and disciplines for deploying best practices to drive sound spending decisions without compromising our overall performance.

•

Working capital improvement:  Improving net working capital performance requires cross-functional cooperation and alignment.  By increasing the collaboration amongst the global team, and having oversight and controls at the corporate level, we aim to make a significant improvement in our overall cash conversion cycle on sustainable basis.  This value creation area touches on inventory management of our raw materials and finished goods, as well as monitoring and improving terms with both our suppliers and customers, commensurate with market levels.

With our new strategic plan we aim to:

Maintain and leverage industry leading position in core businesses and pursue long-term growth

We intend to maintain and leverage our position as a leading global producer of silicon metal and one of the leading global producers of ferroalloys based on production capacity. We believe we will achieve our goals through the execution of our current strategic plan, which focuses on right-sizing our asset footprint, making continuous improvements to increase productivity and reducing our cost structure. We plan to achieve organic growth by continually enhancing our production capabilities as well as by developing new products to further diversify our portfolio of products and expand our customer base. We intend to focus our production and sales efforts on high-margin products and end-markets that we consider to have the highest potential for profitability and growth. We will continue to capitalize on our global reach and the diversity of our production base to adapt to changes in market demands, shifting our production and distribution across facilities and between different products as necessary in order to remain competitive and maximize profitability. We aim to obtain further direct control of key raw materials to secure our long-term access to scarce reserves, which we believe will allow us to continue delivering enhanced products while maintaining our low-cost position. Additionally, we will continue regularly to review our customer contracts in an effort to improve their terms and to optimize the balance between selling under long-term agreements and retaining some exposure to spot markets. We intend to maintain pricing that appropriately reflects the value of our products and our level of customer service and, in light of commodity prices and demand fluctuations, may decide to move away from contracts with index-based prices in favor of contracts with fixed prices, particularly at prices which ensure a profit throughout the cycles our business experiences.

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

We believe we differentiate ourselves from our competitors on the basis of our technical expertise and innovation, which allow us to deliver new high-quality products to meet our customers’ needs. We intend to keep using these capabilities in the future to retain existing customers and cultivate new business. We plan to leverage the expertise of our dedicated team of specialists to advance and to develop next generation products and technologies that fuel organic growth. In particular, we intend develop high value powders for high end applications, including silicon-based anodic materials for Li-ion batteries. We also aim to further develop our specialized foundry products, such as value-added inoculants and customized nodularizers, which are used in the production of iron to improve its tensile strength, ductility and impact properties, and to refine the homogeneity of the cast iron structure.

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

Pursue strategic opportunities

We have a proven track record of disciplined acquisitions of complementary businesses and successfully integrating them into existing operations while retaining a targeted approach through appropriate asset divestitures. Our past acquisitions have increased the vertical integration of our activities, allowing us to deliver an enhanced product offering on a cost-efficient basis. We regularly consider and evaluate strategic opportunities for our business and will continue to do so in the future with the objective of expanding our capabilities and leveraging our products and operations. In particular, we intend to pursue complementary acquisitions and other investments at appropriate valuations for the purpose of increasing our capacity, increasing our access to raw materials and other inputs, further refining existing products, broadening our product portfolio and entering new markets. We will consider such strategic opportunities in a disciplined fashion while maintaining a conservative leverage position and strong balance sheet.

We will also seek to evaluate our core business strategy on an ongoing basis and may divest certain non-core and lower margin businesses to improve our financial and operational results.

Facilities and Production Capacity

The following chart shows, as of December 31, 2020, the location of our assets and our production capacity, including 51% of the capacity of our joint ventures (of which we own 51%), by geography, of silicon, silicon-based alloys and manganese-based alloys.  It is important to note that certain facilities may and do switch  from time to time  among different families of products (for instance, from silicon metal to silicon-based alloys and vice-versa) or among different products within the same family (for instance from ferromanganese to silicomanganese). Such switches change the production capacity at each plant.

Ferroglobe Assets

#	Asset	#	Asset
1	Becancour, Canada (1)	19	Esmeralda, Spain
2	La Malbaie, Quebec	20	Serrabal, Spain
3	Niagara Falls, NY (2)	21	Sonia, Spain
4	Beverly, OH	22	Coconchitina, Spain
5	Alloy, WV	23	Laudun, France (1)
6	Corbin, KY (Alden Resources)	24	Pierrefitte, France
7	Aurora, IN	25	Anglefort, France
8	Billingsley, AL	26	Les Clavaux, France
9	Bridgeport, AL	27	Montricher, France
10	Selma, AL (2)	28	Chateau Feuillet, France (1)
11	Mendoza, Argentina (1)	29	Dunkirk, France
12	Venezula (Metallurgy) (2)	30	Hydro Plants, France
13	Venezula (Mining)	31	Mo I Rana, Norway (1)
14	Boo, Spain	32	eMalahleni, South Africa (1)
15	Cee, Spain (1)	33	Polokwane, South Africa (2)
16	Dumbria, Spain	34	New Castle, South Africa (2)
17	Sabon, Spain (1)	35	SamQuartz, South Africa
18	Monzon, Spain (1)	36	Ningxia, China ("Yonvey")

Metallurgy Energy Mining

Global Footprint Spanning Five Continents

London, UK
Ferroglobe Corporate HQ
Ferroglobe Manufacturing / Mining Operations

Production Capacity by Geography (kt)

Type of Products	Europe	North America	South America	Africa	Asia	Total
Silicon (3)	206	88	-	-	-	294
Ferrosilicon / Foundry	212	85	23	67	-	387
Manganese-based Alloys	655	-	-	-	-	655
Total	**1,073**	**173**	**23**	**126**	**-**	**1,336**

Notes: *As of December 2020*

1 *Partially idled capacity*

2 *Fully idled capacity*

3 *Includes pro forma share (51%) of attributable joint-venture capacity; excludes fully idled capacity at Niagara, Selma, Venezuela and Polokwane*

Our production facilities are strategically located throughout the world. We operate quartz mines located in Spain, South Africa, Canada, and the United States, and charcoal production in South Africa. Additionally, we operate low-ash, metallurgical grade coal mines in the United States.

From time to time, in response to market conditions and to manage operating expenses, facilities are fully or partially idled. As of  December 31, 2020, certain production facilities in the United States, Spain, Venezuela and South Africa are partially or fully idled, as a result of current market conditions. As part of our strategic plan, we have decided to shutter the capacity at Niagara Falls facility in the United States and at Château-Feuillet facility in France permanently.   Ferroglobe has no installed power capacity in Spain as of  December 31, 2020 and as of December, 31 2019. Ferroglobe subsidiaries own a total of 18.9 megawatts of hydro production capacity in France.

Products

For the years ended December 31, 2020, 2019 and 2018, Ferroglobe’s consolidated sales by product were as follows:

	Year ended December 31,
($ thousands)	2020	2019	2018
Silicon metal	463,217	539,872	933,366
Manganese-based alloys	267,469	447,311	527,757
Ferrosilicon	176,447	275,368	359,374
Other silicon-based alloys	126,817	181,736	215,697
Silica fume	25,888	33,540	37,061
Energy	—	—	12,149
Byproducts and other	84,596	137,395	156,598
Total Sales	1,144,434	1,615,222	2,242,002

Shipments in metric tons:
Silicon metal	207,332	239,692	352,578
Manganese-based alloys	261,605	392,456	424,358
Ferrosilicon	134,849	203,761	205,246
Other silicon-based alloys	65,362	91,668	106,457

Average Selling price ($/MT):
Silicon metal	2.234	2,252	2,647
Manganese-based alloys	1.022	1,140	1,244
Ferrosilicon	1.308	1,351	1,751
Other silicon-based alloys	1.940	1,983	2,026

Silicon metal

Ferroglobe is a leading global silicon metal producer with a total production capacity of approximately 293,750 tons (including 51% of the joint venture capacity attributable to us) per annum in several facilities in the United States, France, South Africa, Canada and Spain. For the years ended December 31, 2020, 2019 and 2018, Ferroglobe’s revenues generated by silicon metal sales accounted for 40.5%, 33.4% and 41.6%, respectively, of Ferroglobe’s total consolidated revenues.

Silicon metal is used by primary and secondary aluminum producers, who require silicon metal with certain requirements to produce aluminum alloys. For the year ended December 31, 2020, sales to aluminum producers represented approximately 45% of silicon metal revenues. The addition of silicon metal reduces shrinkage and the hot cracking tendencies of cast aluminum and improves the castability, hardness, corrosion resistance, tensile strength, wear resistance and weldability of the aluminum end products. Aluminum is used to manufacture a variety of automotive components, including engine pistons, housings, and cast aluminum wheels and trim, as well as high tension electrical wire, aircraft parts, beverage containers and other products which require aluminum properties.

Silicon metal is also used by several major silicone chemical producers. For the year ended December 31, 2020 sales to chemical producers represented approximately 43% of silicon metal revenues. Silicone chemicals are used in a broad range of applications, including personal care items, construction-related products, health care products and electronics. In construction and equipment applications, silicone chemicals promote adhesion, act as a sealer and have insulating properties. In personal care and health care products, silicone chemicals add a smooth texture, protect against ultraviolet rays and provide moisturizing and cleansing properties. Silicon metal is an essential component of the manufacture of silicone chemicals, accounting for approximately 20% of the cost of production.

In addition, silicon metal is the core material needed for the production of polysilicon, which is most widely used to manufacture solar cells and semiconductors. For the year ended December 31, 2020 sales to polysilicon producers represented approximately 10% of silicon metal revenues. Producers of polysilicon employ processes to further purify the silicon metal and grow ingots from which wafers are cut. These wafers are the base material to produce solar cells, to convert sunlight to electricity.  Individual solar cells are soldered together to make solar modules.

Manganese-based alloys

Ferroglobe is among the leading global manganese-based alloys producers based on production capacity. As of December 31, 2020, Ferroglobe maintained approximately 309,000 tons of annual silicomanganese production capacity and approximately 346,000 tons of annual ferromanganese production capacity in our factories in Spain, Norway, and France. During the year ended December 31, 2020, Ferroglobe sold 261,605 tons of manganese-based alloys. For the years ended December 31, 2020, 2019, and 2018, Ferroglobe’s revenues generated by manganese-based alloys sales accounted for 23.4%, 27.7% and 23.5%, respectively, of Ferroglobe’s total consolidated revenues over 90% of the global manganese based alloys produced are used in steel production, and all steelmakers use manganese and manganese alloys in their production processes.

Silicomanganese is used as deoxidizing agent in the steel manufacturing process. Silicomanganese is also produced in the form of refined silicomanganese, or silicomanganese AF, and super-refined silicomanganese, or silicomanganese LC.

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

Silicon-based alloys

Ferrosilicon

Ferroglobe is among the leading global ferrosilicon producers based on production output in recent years. During the year ended December 31, 2020, Ferroglobe sold 134,849 tons of ferrosilicon. For the years ended December 31, 2020, 2019 and 2018, Ferroglobe’s revenues generated by ferrosilicon sales accounted for 15.4%, 17.0% and 16.0%, respectively, of Ferroglobe’s total consolidated revenues.

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

Other silicon-based alloys

In addition to ferrosilicon, Ferroglobe produces various different silicon-based alloys, including calcium silicon and foundry products, which comprise inoculants and nodularizers. Ferroglobe produces more than 20 specialized varieties of foundry products, several of which are custom made for its customers. Demand for these specialty metals is increasing and, as such, they are becoming more important components of Ferroglobe’s product offering.

During the year ended December 31, 2020, Ferroglobe sold 65,362 tons of silicon-based alloys (excluding ferrosilicon). For the years ended December 31, 2020, 2019 and 2018, Ferroglobe’s revenues generated by silicon-based alloys (excluding ferrosilicon) accounted for 11.1%, 11.3% and 9.5%, respectively, of Ferroglobe’s total consolidated revenues.

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

Silica fume

For the years ended December 31, 2020, 2019 and 2018, Ferroglobe’s revenues generated by silica fume sales accounted for 2.3%, 2.1% and 1.6%, respectively, of Ferroglobe’s total consolidated sales.

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

Services

Energy

The Company sold its Spanish hydroelectric business in 2019. For the years ended December 31, 2019 and 2018, Ferroglobe recognized a profit/(loss) as a result of the Spanish hydroelectric operations, in the amounts of  ($450) thousand and $9,464 thousand, respectively.

In Spain, Ferroglobe sold all of the power it produces in the wholesale energy market that has been in place in Spain since 1998. Prior to 2013, Ferroglobe benefitted from a feed-in tariff support scheme, pursuant to which Ferroglobe was legally entitled to feed its electric production into the Spanish grid in exchange for a fixed applicable feed-in-tariff over a fixed period, and therefore received a higher price than the market price. However, the new regulatory regime introduced in Spain in 2013 eliminated the availability of the feed-in tariff support scheme for most of Ferroglobe’s facilities. Ferroglobe was able to partly mitigate this reduction in prices through the optimization of its power generation such that it operates in peak-price hours, as well as through participation in the “ancillary services” markets whereby Ferroglobe agreed to generate power as needed to balance the supply and demand of energy in the markets in which it operates. See “Item 4.B—Regulatory Matters—Energy and electricity generation” below.

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

Raw Materials, Logistics and Power Supply

The largest components of Ferroglobe’s cost base are raw materials and power used for smelting at our metallurgical manufacturing facilities. In the year ended December 31, 2020, Ferroglobe’s power consumption costs, represented approximately 27% of Ferroglobe’s total consolidated cost of sales.

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

The vast majority of the manganese ore Ferroglobe purchased in 2020 came from suppliers located in South Africa (49% of total purchases) and Gabon (32% of total purchases). In 2020, Ferroglobe diversified its supply out of South Africa as a consequence of the force majeure declared by South African mining companies from April 2020 as a result of COVID-19 pandemic. Global manganese ore prices are mainly driven by manganese demand from China and to a lower extent from India. Potential disruption of supply from South Africa, Australia, Brazil or Gabon due to logistical, labor or other reasons may have an impact on the availability and the pricing of manganese ore.

Coal

Coal is the major carbon reductant in silicon and silicon alloys production. Only washed and screened coal with ash content below 10% and with specific physical properties are used for production of silicon alloys. Colombia and the United States are the best source for the required type of coal and the vast majority of the silicon alloys industry, including Ferroglobe, is dependent on supply from these two countries.

Approximately 60% of the coal Ferroglobe purchased externally in 2020 for its facilities was sourced from one source in Colombia while the remaining 40% came from the United States, other Colombian mines, as well as from Kazakhstan and South Africa. Ferroglobe has a long-standing relationship with certain coal washing plants which price coal using spot, quarterly, semi-annual or annual contracts, based on market outlook. European coal prices, which are denominated in U.S. Dollars, are mainly based on API 2, the benchmark price reference for coal imported into northwest Europe.

Ferroglobe also owns Alden Resources LLC (“Alden”) in the United States. Alden provides a stable and long-term supply of low ash metallurgical grade coal by fulfilling a substantial portion of our requirements to our North American operations.

See “—Mining Operations” below for further information.

Quartz

Quartz, also known as quarzite, is a key raw material in the manufacture silicon metal and silicon-based alloys.

Ferroglobe has secured access to quartz from its quartz mines in Spain, South Africa, the United States and Canada (see “—Mining Operations”). For the year ended December 31, 2020 approximately 75% of Ferroglobe’s total consumption of quartz was self-supplied. Ferroglobe purchases quartz from third-party suppliers on the basis of annual contractual arrangements. Ferroglobe’s quartz suppliers typically have operations in the same countries where Ferroglobe factories are located, or in close proximity, which minimizes logistical costs.

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

In 2020, the sourcing of the metallurgical coke was predominantly from Russia and Spain, although some quantities were sourced in Poland, Colombia and China.

Petroleum coke, electrode related products, slag, limestone and additive metals are other relevant raw materials Ferroglobe utilizes to manufacture its electrometallurgy products. Procurement of these raw materials is either managed centrally or with each country’s raw materials procurement manager or plant manager and the materials purchased at spot prices or under contracts of a year or less.

In 2020, Graphite electrodes volumes decreased as a result of lower production volumes. The sourcing of graphite electrodes is diversified with supply from European Countries, India, Russia and China with a combination of spot and long-term agreements. Carbon electrodes supplies come from Russia and China, including from Ferroglobe´s own carbon electrode factory in Ningxia Province in China.

Cost of raw materials

The main raw materials sourced by Ferroglobe are quartz, manganese ore, coal, metallurgical coke, wood and charcoal. Manganese ore is the largest component of the cost base for manganese-based alloys. In 2020, more than 35% of Ferroglobe’s total $68.3 million expense with respect to manganese ore was supplied under an annual commitment, whilst the remaining was purchased on spot basis. Special coal is used as a major carbon reductant in silicon-based alloy production. In 2020, coal represented a $106.1 million expense for Ferroglobe. Metallurgical coke, which is used for manganese alloy production, represented a total purchase volume of $19.1 million in 2020.

Wood is both an important element for the production of silicon alloys and used to produce charcoal, which is used as a carbon reductant at Ferroglobe’s South African subsidiary Silicon Smelters (Pty.), Ltd. Ferroglobe’s wood expense amounted to $28.8 million in 2020.

Ferroglobe´s european subsidiaries source approximately 65% of their quartz needs from Spanish and South African mines, and North American subsidiaries source approximately 84% of their quartz needs from mines located in the United States and Canada. Total quartz consumption in 2020 represented an expense of $64.2 million.

Logistics

Logistical operations are managed centrally. Sea-freight operations are centralized at the corporate level, while rail logistics is centralized at country level. Road transportation is managed at plant level with centralized coordination in multi-site countries. Contractual commitments in respect of transportation and logistics match, to the extent possible, Ferroglobe’s contracts for raw materials and customer contracts.

Power

In Spain, energy is purchased through a supply contract with trading companies. The final energy price is subject to daily market volatility, but due to the pandemic context in 2020, the final average daily price resulted significantly lower than expected under ordinary circumstances and thus achieving a competitive energy price for the plants, even though the so called “interruptibility scheme” which resulted in credits to final energy cost since 2013, expired in July 2020. A new energy credit scheme is expected to enter into force in 2021. In 2020 Spanish plants were also granted with indirect costs compensation according to the EU-ETS regulation, but were significantly reduced by the Government as compared to the initial amount announced. Indirect cost compensation has been approved for 2021, almost tripling the budget for 2020. To achieve the most competitive energy costs, production is adjusted to the hourly scheme of power tariffs and energy efficiency management systems are implemented in all the plants.

Ferroglobe has negotiated a supply contract based on market prices covering 2020 to 2022 and is currently negotiating long-term supply contracts with suppliers in the marketplace. See also “Item 7.—Major Shareholders and Related Party Transactions—Related Party Transactions”. Regulation enacted in 2015 enables FerroPem SAS to benefit from reduced transmission tariffs resulting and compensation for its agreeing to interrupt production and respond to surges in demand, as well as receiving compensation for indirect CO2 costs under the EU Emission Trading System (ETS) regulation. These arrangements allow FerroPem SAS to operate competitively on a 12-month basis, but also concentrate production during periods when energy prices are lower if needed. Ferroglobe’s production of energy in France through its hydro-electric power plants partially mitigates its exposure to increases in power prices.

In the United States, we attempt to enter into long-term electric supply contracts that value our ability to interrupt load to achieve reasonable rates. Our power supply contracts have, in the past, resulted in stable price structures. In West Virginia, we have a contract with Brookfield Renewable Partners, LP to provide, on average, 45% of our power needs, from a dedicated hydro-electric facility, through December 2021 at a fixed rate. Our needs for non-hydroelectric power in West Virginia and Alabama are primarily sourced through special contracts that provide competitive rates.  In Ohio, electricity is sourced at market-based rates.

In South Africa, energy prices are regulated by the NERSA and price increases are publicly announced in advance and applicable as from April each year. Silicon Smelters participate in demand reductions during peak hours that are compensated against the monthly power account. Production during winter periods is significantly reduced during peak hours in order to maintain control over production costs for the full year.

The level of power consumption of our submerged electric arc furnaces is highly dependent on which products are being produced and typically fall in the following ranges: (i) manganese-based alloys require between 2.0 and 3.8 megawatt hours to produce one ton of product, (ii) silicon-based alloys require between 3.5 and 8 megawatt hours to produce one ton of product and (iii) silicon metal requires approximately 12 megawatt hours to produce one ton of product. Accordingly, consistent access to low cost, reliable sources of electricity is essential to our business.

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

The following table sets forth summary information on Ferroglobe’s mines which were in production as of December 31, 2020.

						Proven	Probable
			Annual	Production	Mining	reserves	reserves	Mining		Btus per		Expiry
Mine	Location	Mineral	capacity kt	in 2020 kt	Recovery	Mt(1)	Mt(1)	Method	Reserve grade	lb.	Life(2)	date(3)
Sonia	Spain (Mañón)	Quartz	150	89	0.4	1.83	0.8	Open-pit	Metallurgical	N/A	18	2069
Esmeralda	Spain (Val do Dubra)	Quartz	50	19	0.4	0.07	0.11	Open-pit	Metallurgical	N/A	8	2029
Serrabal.	Spain (Vedra & Boqueixón)	Quartz	330	184	0.2	3.67	1.6	Open-pit	Metallurgical	N/A	18	2038
SamQuarz	South Africa (Delmas)	Quartzite	1,000	586	0.7	7.03	19.5	Open-pit	Metallurgical & Glass	N/A	37	2039
Mahale	South Africa (Limpopo)	Quartz	80	25	0.5	—	3.0	Open-pit	Metallurgical	N/A	30	2035
Roodepoort	South Africa (Limpopo)	Quartz	50	—	0.5	—	0.02	Open-pit	Metallurgical	N/A	1	2028
Fort Klipdam	South Africa (Limpopo)	Quartz	50	34	0.6	—	0.2	Open-pit	Metallurgical	N/A	2	2020 (4)
AS&G Meadows Pit	United States (Alabama)	Quartzite	300	257	0.4	3.20	—	Surface	Metallurgical	N/A	10	2027
			2,010	1,194		15.80	25.23

Mosely Gap	United States (Kentucky)	Coal (active)	400	—	0.7	1.5	—	Surface	Metallurgical	14,000	4	2025
Right Fork	United States (Kentucky)	Coal (active)	240	3	0.7	0.5	—	Surface	Metallurgical	14,000	3	2023
Log Cabin No. 5	United States (Kentucky)	Coal (active)	168	156	0.6	0.6	—	Underground	Metallurgical	14,000	3	2023
Brick Plant	United States (Kentucky)	Coal (inactive)	200	—	0.7	0.4	—	Surface	Metallurgical	14,000	2	2023
Kimberly	United States (Kentucky)	Coal (inactive)	100	—	0.6	0.5	—	Surface	Metallurgical	14,000	5	2026
Bennett's Branch	United States (Kentucky)	Coal (inactive)	100	—	0.7	1.7	—	Underground	Metallurgical	14,000	15	2036
Bain Branch No. 3	United States (Kentucky)	Coal (inactive)	60	—	0.5	3.6	2.9	Underground	Metallurgical	14,000	25	2042
Harpes Creek 4A	United States (Kentucky)	Coal (inactive)	100	—	0.6	1.2	1.3	Underground	Metallurgical	14,000	12	2029
			1,368	159		10.00	4.20

(1)	The estimated recoverable proven and probable reserves represent the tons of product that can be used internally or sold to metallurgical or glass grade customers. The mining recovery is based on historical yields at each particular site. We estimate our permitted mining life based on the number of years we can sustain average production rates under current circumstances.
(2)	Current estimated mine life in years.
(3)	Expiry date of Ferroglobe’s mining concession.
(4)	The expiry date relates to last approved mining permit relating to an area within Fort Klipdam farm. The mining right has not been renewed and the last mining permit has been submitted for a 1-year renewal period until end 2021. Once the permit has been depleted, mine closure application will follow.

Ferroglobe considers its Conchitina and Conchitina Segunda mines as a single mining project legally supported by the formation of Coto Minero, formally approved by the Mining Authority in March 2018. In addition, Ferroglobe currently holds all necessary permits to start production at its  Conchitina mines. Although Ferroglobe has not received formal approval from the Spanish Mining Authority over its 2021 Annual Mining Plan, we are not legally prevented from commencing mining operations in the area based on the fully-authorized 2020 Annual Mining Plan.

Reserves for the Conchitina mine are, accordingly, considered to be probable reserves, and the following table sets forth summary information on the Conchitina and Conchitina Segunda mines:

				Recoverable Reserves
			Mining	Proven	Probable		Mining
Mine	Location	Mineralization	Recovery	MT(1)	MT(1)	Reserve Grade	Method
Conchitina and Conchitina Segunda	Spain (O Vicedo)	Quartz	0.35	—	0.97	Metallurgical	Open-pit

(1)	Estimates of recoverable probable reserves represent the tons of product that can be used internally or which are of metallurgical grade and can be delivered to Ferroglobe’s customers.

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

Cabanetas

The mining right granting process and tax regulations applicable to the Cabanetas limestone quarry slightly differ from those applicable to other Ferroglobe mines in Spain because Cabanetas is classified as a quarry, rather than a mine. Ferroglobe is currently operating the Cabanetas quarry pursuant to a permit resolution, which authorized the extension of the original mining concession, issued in 2013 by the competent mining authority. The extension is for a period of 30 years and, consequently, the concession will expire in 2043. Limestone extracted from the Cabanetas quarry was intended to be used by the FerroAtlántica del Cinca S.L. Monzón electrometallurgy plant. However, because new metallurgical techniques require low consumption of this product, most of the Cabanetas limestone is generally sold to the civil engineering and construction industries. The production level of the Cabanetas quarry has fallen considerably in recent years, mainly due to difficulties in the local construction industry.

The land on which the mining property is located is owned by Mancomunidad de Propietarios de Fincas Las Sierras and the plot containing the mining property is leased to FerroAtlantica del Cinca S.L. pursuant to a lease agreement entered into in 1950, which was subsequently restated in 2000 and due to expire in 2020. The lease agreement has been extended to 2050. To retain the lease, FerroAtlantica del Cinca S.L. pays the landlord an annual fee currently equal to €0.15 per ton of limestone quarried out of the mine. The quarry covers a surface area of approximately 180 hectares. The area affected by the planned exploitation during the current extension of the concession area is 6.9 hectares.

For further information regarding Spanish regulations applicable to mining concessions, as well as environmental and other regulations, see “—Laws and regulations applicable to Ferroglobe’s mining operations—Spain.

South African mining rights

SamQuartz

The SamQuarz mining rights were transferred from the original owners, Glass South Africa Holdings (Pty) Ltd and Samancor Limited, to SamQuarz (Pty) Ltd. (“SamQuarz”) in 1997. In 2009, the Minister of Mineral Resources converted the then-existing SamQuarz mining rights into new order mining rights due to expire after 30 years in 2039. In 2012, FerroAtlántica acquired control of SamQuarz along with the mining rights. At the end of 2014, SamQuarz mining rights were transferred from SamQuarz to its sole shareholder, Thaba Chueu Mining (Pty) Ltd (“TCM”). During 2017, ownership of the properties currently mined in Delmas were transferred from SamQuarz to TCM. The total surface area covered by SamQuarz mine is 118.1 hectares. The mine supplies some rock to Ferroglobe South African smelters, but mainly Flint Sand to the Glass Manufacturing Industry and other Metallurgical operations locally.

Mahale

Mahale is state-owned land, lawfully occupied by the Mahale community. TCM currently leases the land pursuant to an agreement with the Majeje Traditional Authority and runs mining operations on the area with mining rights owned by TCM and licensed to it. The latest mining right license was granted by the Department of Mineral Resources in December 2014 and registered at the mining titles deeds office in early 2016. The license is for a 20-year period and will expire in 2035. The total surface area covered by Mahale mine is 329.7 hectares. The lease agreement between TCM and the Majeje Traditional Authority will be in force for the entire duration of the mining right or as long as it is economically viable for the lessee to mine. Under the lease agreement, a monthly rent of ZAR 10 per ton is paid to the lessor in the form of a royalty. Mining volumes have been reduced significantly at the Mahale mine through the stoppage of the Polokwane smelter in July 2019.

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

The total surface area covered by Roodepoort mine is 17.6 hectares. The mining area covers the cobble and block areas. The land in which Roodepoort mine is located is owned by Alpha Sand, which also conducts all mining operations as a contractor for Silicon Smelters. An agreement is in place whereby Alpha Sand operates the mine and Silicon Smelters purchases the quartz mined from Alpha Sand based on the quartz requirements of Silicon Smelters and at prices that are reviewed annually on the basis of increases in production costs and diesel fuel. The agreement with Alpha Sand will terminate at the expiry of the mining right or when it is no longer economically viable to mine quartz in the area. Mining activities were suspended in July 2019 when a decision was taken to stop production at the Polokwane smelter and agreement was reached with the authorities to suspend activities legally until such time when the silicon metal market recovers significantly in order to allow the restart of the Polokwane smelter.

Fort Klipdam

The land on which Fort Klipdam is located is owned by Silicon Smelters. The mining rights application filed by Silicon Smelters was rejected on the basis of the alleged inadequacy of the mine social and labor plan. An appeal has been filed by Silicon Smelters. As the appeal process has been unsuccessful to date, mining operations can only be conducted in areas specified under valid permits that have been obtained on the land. Additional permits were also obtained by the mining contractor on the adjacent property and their materials are brought to Fort Klipdam for processing and stockpiling. A comprehensive mining permit was issued in 2019 that covers the full remaining block quartz area and valid until the end 2020. The mining right has not been renewed and the last mining permit has been submitted for a 1-year renewal period until end 2021. Once the permit has been depleted, mine closure application will follow. The total surface area covered by the Fort Klipdam farm portion is 640.9 hectares. The mining permits and mining rights only relates to an area of 136.1 hectares.

For further information regarding South African regulations applicable to mining concessions, as well as environmental and other regulations, see “—Laws and regulations applicable to Ferroglobe’s mining operations—South Africa.”

French mining rights

Soleyron

FerroPem, SAS, a subsidiary of Ferroglobe, owns 7.5 hectares of the overall Soleyron mine area. The Saint-Hippolyte de Montaigu Municipality owns the remaining 12.9 hectares. In February 2015, FerroPem, SA, entered into a lease and royalty agreement with the municipality, which is valid for five years. The effective date of the agreement and the relevant term coincide with the effective date and term of the prefectural authorization renewal, which was granted to FerroPem, SAS in March 2015. With the end of the reachable reserves, operation at the mine was terminated on December 2016 and no extension of the permit was requested. The lease and royalty agreement with the municipality was terminated on December 2016. Rehabilitation of the site still has to be performed.

United States and Canadian mining rights

Coal

As of December 31, 2020, we had three active coal mines (two surface mines and one underground mine) located in Knox, Whitley and Bell County, Kentucky. We also had five inactive permitted coal mines available for extraction located in

Kentucky and Alabama. All of our coal mines are leased and the remaining term of the leases range from 2 to 40 years. The majority of the coal production is consumed by the Company’s facilities in the production of silicon metal and silicon-based alloys. As of December 31, 2020, we estimate our proven and probable reserves to be approximately 14,200,000 tons with an average permitted life of approximately 35 years at present operating levels. Present operating levels are determined based on a three-year annual average production rate. Reserve estimates were made by our geologists, engineers and third parties based primarily on drilling studies performed. These estimates are reviewed and reassessed from time to time. Reserve estimates are based on various assumptions, and any material changes in these assumptions could have a material impact on the accuracy of our reserve estimates.

We currently have two coal processing facilities in Kentucky, one of which is inactive. The active facility processes approximately 500,000 tons of coal annually, with a capacity of 2,500,000 tons. The average coal processing recovery rate is approximately 65%.

Quartzite

We have an open-pit quartz mining operation in Lowndesboro, Alabama. It has wash-plant facilities. We also have a concession to mine quartzite in Saint-Urbain, Québec (operated by a third party miner). These mines supply our North American operations with a substantial portion of their requirements for quartzite.

Mauritania mining rights

In 2013, the Company signed an option to purchase two exploration permits for Quartz over a 2,000 square kilometer area located in northern Mauritania, approximately 250 kilometers from Nouadhibou harbor. After a successful exploration program and the granting of the right to acquire mining rights pursuant to both exploration permits at the Vadel 1 and Vadel 2 Mines respectively, Ferroglobe exercised the purchase option on June 30, 2016. The mining at the Vadel 1 and Vadel 2 Mines are held by Ferroquartz Mauritania SARL, a subsidiary of Ferroglobe, and will expire in 2031. The total surface area covered by Vadel 1 Mine is 195 square kilometers and by Vadel 2 Mine is 240 square kilometers. The Company shipped 12,417 tons from Vadel 2 during 2018. Since 2019, the Company has not shipped any material from mines Vadel 1 and Vadel 2.

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

It is a condition of the mining right that the holder disposes of all minerals and products derived from exploitation of the mineral at competitive market prices, which means, in all cases, non-discriminatory prices or non-export parity prices. If the minerals are sold to any entity which is an affiliate or non-affiliate agent or subsidy of the mining right holder, or is directly or indirectly controlled by the holder, such purchaser must unconditionally undertake in writing to dispose of the minerals and any products from the minerals and any products produced from the minerals, at competitive market prices. The mining right, a shareholding, an equity, an interest or participation in the right or joint venture, or a controlling interest in a company, close corporation or joint venture, may not be encumbered, ceded, transferred, mortgaged, let, sublet, assigned, alienated or otherwise disposed of without the written consent of the Minister of Mineral Resources, except in the case of a change of controlling interest in listed companies.

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

The mining right holder must also be in compliance with an important governmental regulation called Black Economic Empowerment (“BEE”), a program launched by the South African government to redress certain racial inequalities. In order for a mining right to be granted, a mining company must agree on certain BEE-related conditions with the Department of Mineral and Petroleum Resources. Such conditions relate to, among other things, the company’s ownership and employment equity and require the submission of a social and labor plan. Failure to comply with any of these BEE conditions may have an impact on, among other things, the ability of the mining company to retain the mining right or obtain its renewal upon expiry. In addition, companies subject to BEE must conduct, on an annual basis, a BEE rating audit on several aspects of the business, including black ownership, management control, employment equity, skills development, preferential procurement, enterprise development and socio-economic development. Poor performance on the BEE rating audit may have a negative impact on the company’s ability to do business with other companies, to the extent that a company’s low rating is likely to reduce the rating of its business partners.

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

Customers and Markets

The following table details the breakdown of Ferroglobe’s revenues by geographic end market for the years ended December 31, 2020, 2019 and 2018.

	Year ended December 31,
($ thousands)	2020	2019	2018
United States of America	404,633	533,764	674,243
Europe
Spain	133,370	183,969	242,733
Germany	191,107	249,911	359,737
Italy	42,067	99,796	138,796
Rest of Europe	167,934	329,988	487,340
Total revenues in Europe	534,478	863,664	1,228,606
Rest of the World	205,323	217,794	339,153
Total	1,144,434	1,615,222	2,242,002

Customer base

We have a diversified customer base across our key product categories. We have built long-lasting relationships with our customers based on the breadth and quality of our product offerings and our ability to frequently offer lower-cost and more reliable supply options than our competitors who do not have production facilities located near the customers’ facilities or production capabilities to meet specific customer requirements. We sell our products to customers in over 50 countries across five continents, though our largest customer concentration is in the United States and Europe.

For the year ended December 31, 2020, Ferroglobe’s ten largest customers accounted for approximately 50.7% of Ferroglobe’s consolidated sales. During 2020, sales corresponding to Dow Silicones Corporation represented 13.2% of the Company’s sales. During the year ended December 31, 2019, the Company had no customer that accounted for more than 10% of consolidated sales.

For the year ended December 31, 2020, approximately 46.7% of our metallurgical segment sales were to customers in Europe, approximately 35.4% were to customers in the United States and approximately 17.9% were to the rest of the world.

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

The remaining balance of our silicon metal, manganese-based ferroalloys and our silicon-based ferroalloy production are sold under quarterly contracts or on a spot basis. By selling on a spot basis, we are able to take advantage of premiums for prompt delivery. We believe that our diversified contract portfolio allows us to lock in a significant amount of revenues while also allowing us to remain flexible and benefit from unexpected price and demand upticks. Given current spot price and current market dynamics, we are looking to enter into contracts for 2021 with shorter terms in order to benefit from expected price increases.

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

On February 1, 2018, Ferroglobe completed the acquisition from a wholly-owned subsidiary of Glencore International AG ("Glencore") of a 100% interest in Glencore's manganese alloys plants in Mo i Rana (Norway) and Dunkirk (France). Simultaneously with the acquisition, Glencore and Ferroglobe entered into an exclusive agency arrangement for the marketing of Ferroglobe's manganese alloys products worldwide, and for the procurement of manganese ores to supply Ferroglobe's plants, in both cases for a period of ten years. For Ferroglobe, the partnership facilitates access to Glencore's global clients in the steel industry, and provides a broad sales and procurement network. For our customers and suppliers, it provides access to an extended volume and range of products that adds value to our commercial relationships.

Competition

The most significant competitive factor in the silicon metal, manganese and silicon-based alloys and specialty metals markets is price. Other factors include consistency of the chemical and physical specifications over time and reliability of supply.

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

Ferroglobe strives to be a highly efficient, low-cost producer, offering competitive pricing and engaging in manufacturing processes that capture most of its production by-products for reuse or resale. Additionally, through the vertical integration of its quartz mines in Spain, the United States, Canada and South Africa and its metallurgical coal mines in the United States, Ferroglobe has ensured access to some of the high quality raw materials that are essential in silicon metal, manganese- and silicon-based alloys and specialty metals production processes and has been able to gain a competitive advantage over some of its competitors because it has reduced the contribution of these raw materials to its cost base.

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

ELSA electrode

Ferroglobe has internally developed a patented technology for electrodes used in silicon metal furnaces, which it has been able to sell to several major silicon producers globally. This technology, known as the ELSA electrode, improves the energy efficiency in the production process of silicon metal and eliminates contamination with iron. Ferroglobe has granted these producers the right to use the ELSA electrode against payment to Ferroglobe of royalties. Continuous improvements are made in an effort to keep this invention state of the art.

Solar grade silicon

Ferroglobe has sought to produce solar grade silicon metal with a purity above 99.9999% through a new, potentially cost-effective, electrometallurgical process. The traditional chemical process tends to be costly and involves high energy consumption and potentially environmentally hazardous processes. The new technology, entirely developed by Ferroglobe at an earlier stage at its research and development facilities aims to reduce the costs and energy consumption associated with the production of solar grade silicon.

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

An important part of the technology developed for the Solar grade silicon project is used in this new project allowing Ferroglobe to have advantages in obtaining tailor made solutions in this emerging business and to put in the market products with a very low carbon footprint. At the same time, new knowledge linked to specific milling technologies has been developed in the last years placing Ferroglobe in an excellent position in this new market.

Anyway, new R&D works are carrying out by the Ferroglobe innovation team to develop new products that could fit in the requirements of new generations of batteries.

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

Trade

Ferroglobe benefits from antidumping and countervailing duty orders and laws that protect its products by imposing special duties on unfairly traded imports from certain countries. These orders may be subject to revision, revocation or rescission as a result of periodic and five-year reviews.

In the United States, final antidumping or countervailing duties are in effect covering silicon metal imports from China, Russia, Bosnia and Herzegovina, Iceland, and Kazakhstan, and preliminary duties are in effect on imports from Malaysia.

In June 2020, Globe Specialty Metals, Inc. (“GSM”) petitioned the U.S. Department of Commerce (“Commerce”) and the U.S. International Trade Commission (“ITC”) to stop silicon metal producers in Bosnia and Herzegovina, Iceland, Malaysia and Kazakhstan from selling dumped and unfairly subsidized silicon metal imports into the United States.  In January and February 2021, Commerce determined that imports from these countries are unfairly dumped or subsidized.  In March 2021, the ITC determined that such imports from Bosnia and Herzegovina, Iceland, and Kazakhstan are materially injuring the U.S. industry, clearing the way for Commerce to issue final orders imposing antidumping and countervailing duties on imports from these countries for five years.  Due to scheduling differences at Commerce, the Malaysia case is proceeding on a later timetable.  However, imports of silicon metal from Malaysia are currently subject to preliminary antidumping duties, which also are in effect and are expected to become final in June 2021.  Additionally, in June 2020, the Russia antidumping duty order was renewed for another five years after Commerce and the ITC determined that revocation of the order would lead to continued or recurrent dumping and injury to the U.S. industry.  Similarly, in June 2018, the China antidumping duty order was renewed for an additional five years after the ITC and Commerce determined that revocation of the order on Chinese silicon metal imports would lead to continued or recurrent dumping and injury to the U.S. industry, respectively.

In Canada, antidumping and countervailing duties covering silicon metal imports from China are in effect. An expiry review of the Canadian antidumping/countervailing duty order covering silicon metal imports from China concluded on August 22, 2019. As a result of that proceeding, the order was continued for a further five-year period with the result that antidumping and countervailing duties continue to apply to imports of silicon metal from China into Canada.

In the European Union, antidumping duties are in place covering silicon metal imports from China and ferrosilicon imports from China and Russia. In April 2019, the European Commission initiated a review to determine whether to maintain the antidumping measures in place and the rates of duty to be imposed.  In June 2020, and as a result of this proceeding, the European Commission renewed the orders on ferrosilicon from China and Russia for another five years.

Seasonality

Electrometallurgy

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

C.    Organizational structure.

The organizational structure remains as follows as of December 31, 2020:

For a list of subsidiaries and ownership structure see Note 2 in the Consolidated Financial Statements.

D.    Property, Plant and Equipment.

See “Item 4.B.—Information on the Company—Business Overview.”

ITEM 4A.     UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    Operating Results

Introduction

The following “management’s discussion and analysis” should be read in conjunction with the Consolidated Financial Statements of Ferroglobe as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, which are included in this annual report. This discussion includes forward-looking statements, which, although based on assumptions that Ferroglobe considers reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those expressed or implied by the forward-looking statements. See “Cautionary Statements Regarding Forward-Looking Statements.” For a discussion of risks and uncertainties facing Ferroglobe, see “Item 3.D.—Key Information—Risk Factors.”

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

Principal Factors Affecting Our Results of Operations

Sale prices

Ferroglobe’s operating performance is highly correlated to market prices and cost to serve, in a global competitive environment. In particular, segment performance in 2020 and respective participation was largely affected by the second quarter destruction in demand driven by COVID-19. Market prices are influenced by several different factors that vary across Ferroglobe’s segments.

Silicon metal pricing appreciated throughout 2020,  primarily in the fourth quarter due to stronger weighting into premium sectors, like chemicals, along with increased demand in the aluminum and other commodity sectors.

Historically, manganese-based alloy prices have shown a significant correlation with the price of manganese ore, but from 2018 up to middle 2020, the correlation was disrupted, causing a margin squeeze for Ferroglobe as a non-integrated producer.  Since the middle of 2020 the alloy pricing spread over ore recovered from the disconnected levels experienced during 2018/19 levels. We anticipate these improved dynamics to continue to 2021, driven by an oversupply situation in manganese ore coupled with improved manganese alloy prices into the European steel sector.

Our Ferrosilicon business pricing improved steadily throughout 2020, from historical lows, and we expect further improvements driven by the filling of supply chains, stimulate by COVID-19 industrial recovery, in particular the steel industry stimulated by the construction and auto sectors.

Ferroglobe follows a pricing policy aimed at maintaining balance between exposures to termed contracts, based on formula pricing, and exposure to the spot market.  This approach allows Ferroglobe to remain flexible in adjusting its production and sales footprint depending on changing market conditions, which traditionally have been volatile.

Cost of raw materials

The main raw materials sourced by Ferroglobe are quartz, manganese ore, coal, metallurgical coke, wood and charcoal. Manganese ore is the largest component of the cost base for manganese-based alloys. In 2020, more than 35% of Ferroglobe’s total $68.3 million expense with respect to manganese ore fell under an annual commitment, whilst the remaining was purchased on spot basis. Special coal is used as a major carbon reductant in silicon-based alloy production. In 2020, coal represented a $106.1 million expense for Ferroglobe. Metallurgical coke, which is used for Mn Alloys production, represented a total purchase volume of $19.1 million in 2020. Wood is both an important element for the production of silicon alloys and used to produce charcoal, which is used as a carbon reductant at Ferroglobe’s South African subsidiary Silicon Smelters (Pty.), Ltd. Ferroglobe’s wood expense amounted to $28.8 million in 2020. The FerroAtlántica subsidiaries of Ferroglobe source approximately 65% of their quartz needs from FerroAtlántica’s mines in Spain and South Africa, and Globe subsidiaries source approximately 84% of their quartz needs from Globe’s mines in the United States and Canada. Total quartz consumption in 2020 represented an expense of $64.2 million.

Power

Power constitutes one of the single largest expenses for most of Ferroglobe’s products. Ferroglobe focuses on minimizing energy prices and unit consumption throughout its operations by concentrating its silicon and manganese-based alloy production during periods when energy prices are lower. In 2020, Ferroglobe’s total power consumption was 6,585 gigawatt-hours, with power contracts that vary across its operations.

In Spain and France, FerroAtlántica receives a rebate on a portion of its energy costs in exchange for an agreement to interrupt production, and thus power usage, upon request. FerroAtlántica has power contracts to partly hedge risks related to energy price volatility in Spain.

In France, FerroPem SAS. has traditionally had access to relatively low power prices, as it benefited from Electricité de France’s green tariff (“Tarif Vert”), and a discount thereon. The green tariffs expired at the end of 2015 and Ferroglobe has negotiated supply contracts based on market prices with two suppliers for years 2016 to 2019 and is currently negotiating long-term supply contracts with suppliers in the market place. A new contract covers 2020 to 2022. See also “Item 7.—Major Shareholders and Related Party Transactions—Related Party Transactions”. Regulation enacted in 2015 enables FerroPem SAS to benefit from reduced tariffs resulting from its agreeing to interrupt production and respond to surges in demand, as well as receiving compensation for indirect CO2 costs under the EU Emission Trading System (ETS) regulation. These arrangements allow FerroPem SAS. to operate competitively on a 12-month basis, but also concentrate production during periods when energy prices are lower if needed.

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

In South Africa, we have an “evergreen” supply agreement with Eskom, the parastatal electricity supplier, for our Polokwane, eMalahleni, Newcastle (Siltech) and Thaba Chueu mining plants. Eskom’s energy prices are regulated by the National Energy Regulator (NERSA) and price increases are publicly announced in advance. The specific agreement been approved by NERSA in 2018 for silicon production in Polokwane for three furnaces and in eMalahleni for one furnace was terminated during 2019. All smelters in South Africa were operating on normal tariffs as from the end of 2019. Silicon Metal pricing during 2020 deteriorated further and supported the desision by Ferroglobe to stop Silicon metal production in South Africa due to working capital constraints and logistical delays to export customers. In eMalahleni, focus remained on ferrosilicon production although one furnace was stopped during 2020 to compensate for lower local demand from customers. Profitability however remained and resulted in strong EBITDA figures for this plant, despite the impact of the Covid pandemic that resulted in significantly reduced production during two full months. The eMalahleni plant continued to participate in an interruptibility program where curtailments for power to Eskom is compensated on an hourly basis. This effectively has a positive contribution to the overall price paid for electricity. In addition, emphasis is placed to produce maximum products during summer months when power is cheaper and to reduce production over winter periods (June, July and August), to a minimum. Production in evening Peak Hours is also limited if there is no curtailment programmed.

In 2020, the South Africa Government announced that it will allow Private Power Producers to make use of the Eskom network to assist in providing the shortage of power. This will also lead to the establishment of Private Power suppliers in future that could give better prices than Eskom and negotiations are current under way between Industry, Mining, Eskom and Government to establish an Industrial Tariff that is expected to be implemented in 2023/24 with a power increase forecast that is fixed for a period of 5-years minimum. Progress wih negotiations were hampered by the Covid pandemic.

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

Regulatory changes

See “Item 4.B.—Business Overview—Regulatory Matters.”

Critical Accounting Policies

The discussion and analysis of Ferroglobe’s financial condition and results of operations is based upon its Consolidated Financial Statements, which have been prepared in accordance with IFRS. The preparation of those financial statements requires Ferroglobe to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, the disclosure of contingent assets and liabilities and related disclosure at the date of its financial statements. The estimates and related assumptions are based on available information at the date of preparation of the financial statements, on historical experience and on other relevant factors. Actual results may differ from these estimates under different assumptions and conditions. Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. The principal items affected by estimates are business combinations, impairment of long-lived assets, inventories and income taxes. The following are Ferroglobe’s most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all of Ferroglobe’s principal accounting policies, see Note 4 to the Consolidated Financial Statements of Ferroglobe included elsewhere in this annual report.

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

The valuation of the Company’s cash generating units requires significant judgment in evaluation of, among other things, recent indicators of market activity and estimated future cash flows, discount rates and other factors. The estimates of cash flows, future earnings, and discount rate are subject to change due to the economic environment and business trends, including such factors as raw material and product pricing, interest rates, expected market returns and volatility of markets served, as well as our future manufacturing capabilities, government regulation, technological change and operational improvements and cost efficiencies driven by the implementation of the new strategy.

Management has worked closely with a third-party consultant and identified a number of operational enhancement opportunities that could release significant value over the Business Plan horizon. The main driver for profitability rest on the ability to improve the operational footprint whilst retaining sufficient flexibility to increase production in response to favorable demand. In parallel, Management will continue to drive organizational change through the adoption of best practices and a cohesive internal culture.

The plan focused on five initiatives on Footprint Optimization, Continuous Plant Efficiency Improvements, Commercial Excellence, SG&A Cost Reduction and Centralized Procurement. Additionally, Management also is working on a one-off liquidity impact through a Working Capital improvement.

We believe that the estimates of future cash flows, future earnings, and fair value are reasonable; however, changes in estimates such as volumes, pricing, costs, discount rate, circumstances or conditions could have a significant impact on our fair valuation estimation, which could then result in an impairment charge in the future.

During the year ended December 31, 2020, the Company has concluded that there are no indications for impairment of goodwill.

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

During year ended December 31, 2020 the Company recognized an impairment of $73,344 thousand in relation to; our  idled capacity at the Niagara facilities in the United States $35,685 thousand, at the Polokwane facility in South Africa $8,677 thousand, at Château Feuillet facility in Europe $17,941 thousand and  an impairment of $11,041 thousand in relation to our solar-grade silicon metal project in Puertollano, Spain; during 2019, the Company recognized during year ended December 31, 2019 an impairment of $1,435 thousand.  At the end of 2018 the Company decided to temporarily suspend investment in the project due to deterioration in the market environment for solar grade silicon (or polysilicon) worldwide. The Company is preserving the technology and know-how in order to be able to finalize the construction of the factory as soon as market circumstances change. The Company continues to recognize these project assets at $50,413 thousand based on the fair value less costs of disposal. Fair value less costs of disposal related to land and buildings was determined based on recent sales of comparable industrial properties located near the project. Fair value less costs of disposal related to machinery and equipment was determined by assessing the recoverability of the assets to a market participant.

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

Results of Operations — Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

	Year ended December 31,
($ thousands)	2020	2019
Sales	1,144,434	1,615,222
Cost of sales	(835,486)	(1,214,397)
Other operating income	33,627	54,213
Staff costs	(214,782)	(285,029)
Other operating expense	(132,059)	(225,705)
Depreciation and amortization charges, operating allowances and write-downs	(108,189)	(120,194)
Impairment losses	(73,344)	(175,899)
Net (loss) gain due to changes in the value of assets	158	(1,574)
(Loss) gain on disposal of non-current assets	1,292	(2,223)
Other losses	(1)	—
Operating (loss) profit	(184,350)	(355,586)
Finance income	177	1,380
Finance costs	(66,968)	(63,225)
Financial derivative gain	3,168	2,729
Exchange differences	25,553	2,884
(Loss) profit before tax	(222,420)	(411,818)
Income tax (expense) benefit	(21,939)	41,541
(Loss) profit for the year from continuing operations	(244,359)	(370,277)
Profit (loss) for the year from discontinued operations	(5,399)	84,637
(Loss) profit for the year	(249,758)	(285,640)
Loss attributable to non-controlling interests	3,419	5,039
(Loss) profit attributable to the Parent	(246,339)	(280,601)

Sales

Sales decreased $470,788 thousand, or 29.1%, from $1,615,222 thousand for the year ended December 31, 2019 to $1,144,434 thousand for the year ended December 31, 2020. The decrease in sales is primarily attributable to the unexpected, adverse impact of COVID-19 on volumes and average realized pricing across all of our products.

Sales volume decreased across all major products. Silicon metal sales volume decreased 13.5%, silicon-based alloys sales volume decreased 32%, while manganese-based alloys sales volume decreased 33%, primarily due to significant drop in demand across the chemical, aluminum and steel end marjets as a result of the pandemic.

Average selling prices of silicon metal, silicon-based alloys and manganese-based alloys decreased year over year. The average selling price for silicon metal decreased by 0.8% to $2,234/MT in 2020, as compared to $2,252/MT in 2019; the average selling price for silicon-based alloys decreased by 4,2% to $1,899/MT in 2020, as compared to $1,983/MT in 2019 and the average selling price for manganese-based alloys decreased by 10.4% to $1,022/MT in 2020, as compared to $1,140/MT in 2019. The pressure on pricing throughout the year is primarily attributable to the deterioration in demand which outpaced the supply curtailments, resulting in the decline in the index pricing across these products.

Cost of sales

Cost of sales decreased $378,911 thousand, or 35%, from $1,214,397 thousand for the year ended December 31, 2019 to $835,486 thousand for the year ended December 31, 2020, primarily due to a decrease in sales volumes, in silicon metal and manganese alloys, as well as lower unit costs for many of our key inputs.

Costs of sales for plants in North America, which produce silicon-metal and silicon-based alloys, were from 66.5% in 2019 to 62% in 2020, as a percentage of sales. Continued increases in energy costs and an increase in the purchase price of manganese ore impacted costs for manganese-based alloys in Europe.

Other operating income

Other operating income decreased $20,586 thousand, or 38.0%, from $54,213 thousand for the year ended December 31, 2019 to $33,627 thousand for the year ended December 31, 2020. The main difference for this decrease is the consolidation of FAU as of December, 2019 with Co2 allowances granted of $12 million.

Staff costs

Staff costs decreased $70,247 thousand, or 24.6%, from $285,029 thousand for the year ended December 31, 2019 to $214,782 thousand for the year ended December 31, 2020. During the year we continued our headcount reduction plan at both the corporate offices, as well as at the plant level.  Furthermore, the temporary shut-down of plants during the first half of 2020 also had a positive impact on our staff costs.  Additionally, a reduction in our bonus accrual for the year also contributed to the decrease in staff costs year-over-year.

Other operating expense

Other operating expense decreased $93,646 thousand, or 41.5%, from $225,705 thousand for the year ended December 31, 2019 to $132,059 thousand for the year ended December 31, 2020, primarily due to a decrease in distribution and logistics costs as well a decrease in corporate overhead expense in variable costs associated with sales. As a result, there is a decrease in commercial expenses. Additionally, other operating expenses decreased due to moving our London office. Considerable travel expenses and information technology fees had been reduced as a result of reduced staffing and fees related to advertising, public relations and financial consulting, audit and legal fees.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs decreased $12,005 thousand or 10.0%, from $120,194 thousand for the year ended December 31, 2019 to $108,189 thousand for the year ended December 31, 2020. This is primarily attributable to lower capital expenditure supported by a smaller operating footprint.

Impairment losses

Impairment losses decreased $102,555 thousand, or 63%, from a loss of $175,899 thousand for the year ended December 31, 2019 to a loss of $73,344 thousand for the year ended December 31, 2020. In 2019, the Company took a full write-down of goodwill relating to our facility in Canada, as well as write-down in the United States.

During year ended December 31, 2020 the Company recognized an impairment of $73,344 thousand in relation to; our idled capacity at the Niagara facilities in the United States $35,685 thousand, at the Polokwane facility in South Africa $8,677 thousand, at Château Feuillet facility in Europe $17,941 thousand and an impairment of $11,041 thousand in relation to our solar-grade silicon metal project in Puertollano, Spain.

Net loss (gain) due to changes in the value of assets

In 2020, the Company had a net gain of $158 thousand in the value of assets attributable to a higher valuation of shares in Pampa Energy in Argentina.  This compares to a net loss of $1,044 thousand in 2019.

Loss (gain) on disposal of non-current assets

The gain on disposal of non-current assets for the year ended December 31, 2020 relates primarily to a $1,292 thousand gain resulting from the sale of CO2 rights in Europe.

Finance income

Finance income decreased $1,203 thousand, or 87.2%, from $1,380 thousand for the year ended December 31, 2019 to $177 thousand for the year ended December 31, 2020. This is primarily due to the a lower volume of accounts receivables assets sold to securitization program in 2020 compared 2019. With the decline in overall volumes in 2020, the eligible accounts receivables sold into the securitization program also decreased.

Finance costs

Finance costs increased $3,743 thousand, or 5.9%, from $63,225 thousand for the year ended December 31, 2019 to $66,968 thousand for the year ended December 31, 2020. This relates to the financial fees and expense obligations  resulting from the prior Accounts Receivable securitization facility.

Financial derivative gain

Financial derivative gains of $2,729 thousand in 2019 and financial derivative gain of $3,168 thousand in 2020. The gains are related to the prior cross-currency swap underlying the senior unsecured notes due 2022.

Exchange differences

Exchange differences increased $22,669 thousand, from income of $2,884 thousand for the year ended December 31, 2019 to a gain of $25,553 thousand for the year ended December 31, 2020, primarily due to the weakening of the U.S. Dollar relative to the Euro.

Income tax (expense) benefit

Income tax expense $63,480 thousand, or 152.8%, from an income tax benefit of $41,541 thousand for the year ended December 31, 2019. The decrease in 2020 is attributable to tax losses in Spain, France and Argentina.

Profit (loss) for the year from discontinued operations

Profit from discontinued operations decreased $90,036 thousand, or 106.4%, from an income of $84,637  thousand for the year ended December 31, 2019 to a loss of $5,399 thousand for the year ended December 31, 2020, mainly due the adjustment registered on the Spain sale price in 2019.

Segment operations

Operating segments are based upon the Company’s management reporting structure. As such, we report our results in accordance with the following segments:

●	Electrometallurgy – North America;
●	Electrometallurgy – Europe;
●	Electrometallurgy – South Africa; and
●	Other Segments.

Electrometallurgy – North America

	Year ended December 31,
($ thousands)	2020	2019
Sales	425,277	551,500
Cost of sales	(280,858)	(366,711)
Other operating income	2,916	10,418
Staff costs	(73,988)	(87,954)
Other operating expense	(34,315)	(60,105)
Depreciation and amortization charges, operating allowances and write-downs	(61,664)	(72,251)
Impairment losses	(35,685)	(174,013)
Loss on disposal of non-current assets	(869)	(1,601)
Operating (loss)	(59,186)	(200,717)

Sales

Sales decreased $126,223 thousand, or 22.9%, from $551,500 thousand for the year ended December 31, 2019 to $425,277 thousand for the year ended December 31, 2020, primarily due to a 15% decrease in the average selling price of silicon metal and a 72% decrease in sales volumes of silicon metal.

For the silicon-based alloys (calcium silicon, magnesium ferrosilicon, and different grades of ferrosilicon)  portion of the business in North America, there was a 8% decrease in the average selling price ,mainly due to decreased sales of ferrosilicon (FeSi 75%) in 2020, as well as a 31% decrease in sales volume across other  silicon-based alloys. During 2020,  we also reduced the sales of manganese based alloys into North Americadue to a weakening steel market and reduction in profitability.

Cost of sales

Cost of sales decreased $85,853 thousand, or 23.4%, from $366,711 thousand for the year ended December 31, 2019 to $280,858 thousand for the year ended December 31, 2020. The reduction in our cost of sales is due to a decline in overall sales volumes for both silicon metal and silicon-based alloys, as well slightly lower raw material costs.

Staff costs

Staff costs decreased $13,966 thousand, or 15.9%, from $87,954 thousand for the year ended December 31, 2019 to $73,988 thousand for the year ended December 31, 2020. This is due to permanent and temporary headcount reduction as well as a decrease in bonus accruals for 2020.

Other operating expense

Other operating expense decreased $25,790 thousand, or 42.9%, from $60,105 thousand for the year ended December 31, 2019 to $34,315 thousand for the year ended December 31, 2020, as the business realized lower shipping, freight, and storage costs due to decrease in sales volume.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs decreased $10,587 thousand, or 14.7%, from $72,251 thousand for the year ended December 31, 2019 to $61,664 thousand for the year ended December 31, 2020, primarily due to assets were fully depreciated at the beginning of the year.

Impairment losses

Impairment losses decreased $138,328 thousand, or 79.5%, from $174,013 thousand for the year ended December 31, 2019 to $35,685 thousand for the year ended December 31, 2020. During the year ended December 31, 2020, the Company recognized an impairment charge of $35,685 relating to the permanent shutdown of Niagara facility.

Loss on disposal of non-current assets

The loss of $869 thousand for the year ended December 31, 2020 relates primarily to the disposal of certain property plant, and equipment in the United States.

Electrometallurgy – Europe

	Year ended December 31,
($ thousands)	2020	2019
Sales	661,624	1,049,576
Cost of sales	(526,771)	(868,654)
Other operating income	35,575	47,672
Staff costs	(121,103)	(145,712)
Other operating expense	(81,590)	(142,929)
Depreciation and amortization charges, operating allowances and write-downs	(38,616)	(39,844)
Impairment losses	(17,941)	(465)
Gain on disposal of non-current assets	2,156	180
Other losses	4	—
Operating (loss)	(86,662)	(100,176)

Sales

Sales decreased $387,952 thousand or 37.0%, from $1,049,576 thousand for the year ended December 31, 2019 to $661,624 thousand for the year ended December 31, 2020, primarily due decreases in both volume and average realized price. During the year, foreign exchange favorably impacted our sales by $13,162 thousand.

Cost of sales

Cost of sales decreased $341,883 thousand, or 39.4%, from $868,654 thousand for the year ended December 31, 2019 to $526,771 thousand for the year ended December 31, 2020. Cost of sales decreased with the decline in overall volumes, as well as lower input costs. Foreign exchange differences had an adverse impact of $ 17,962 thousand during the year.

Other operating income

Other operating income decreased $12,097 thousand, or 25.4%, from $47,672 thousand for the year ended December 31, 2019 to $35,575 thousand for the year ended December 31, 2020, primarily due to a reduction in the use of CO2 free allowances in the production process.

Staff costs

Staff costs decreased $24,609 thousand or 16.9%, from $145,712 thousand for the year ended December 31, 2019 to $121,103 thousand for the year ended December 31, 2020. The improvement in the staff costs during the year is driven by a decrease due to lower overtime costs following the temporary idling of furnaces in a number of facilities, the reduction of the head count and the bonus provisions. There was a unfavorable foreign exchange impact, which increased Euro-denominated costs by $2,409 thousand.

Other operating expense

Other operating expense decreased $61,339 thousand, or 42.9%, from $142,929 thousand for the year ended December 31, 2019 to $81,590 thousand for the year ended December 31, 202. The decrease is, primarily due to lower shipping, freight, and storage costs as a result of the slowdown in sales volumes.

Depreciation and amortization charges, operating allowances and write downs

Depreciation and amortization charges, operating allowances and write downs decreased $1,228 thousand, or 3.1%, from $39,844 thousand for the year ended December 31, 2019 to $38,616 thousand for the year ended December 31, 2020.

Impairment losses

Impairment losses increased $17,476 thousand, or 3,758%, from $465 thousand for the year ended December 31, 2019 to $17,941 thousand for the year ended December 31, 2020. During the year ended December 31, 2020, the Company recognized this impairment charge relating to the Château Feuillet facility.

Gain (loss) on disposal of non-current assets

The amount reflected during the year ended December 31, 2020 driven by the disposal of two buildings at our Anglefort facility in France and the sale of excess CO2 rights.

Electrometallurgy – South Africa

	Year ended December 31,
($ thousands)	2020	2019
Sales	80,572	136,292
Cost of sales	(56,062)	(108,823)
Other operating income	131	1,323
Staff costs	(11,013)	(20,333)
Other operating expense	(14,098)	(19,457)
Depreciation and amortization charges, operating allowances and write-downs	(7,141)	(6,459)
Impairment losses	(8,677)	—
Net (loss) gain due to changes in the value of assets	—	(530)
Operating (loss)	(16,288)	(17,987)

Sales

Sales decreased $55,720 thousand, or 40.9%, from $136,292 thousand for the year ended December 31, 2019 to $80,572 thousand for the year ended December 31, 2020. Our sales in South Africa were adversely impacted by the temporary shutdown of the Polokwane facility during the lockdown period due to COVID-19. Additionally, the average realized price for our sales volume in South Africa also declined during the year due to weak market conditions.

Cost of sales

Cost of sales decreased $52,761 thousand, or 48.5%, from $108,823 thousand for the year ended December 31, 2019 to $56,062 thousand for the year ended December 31, 2020, in-line with the decrease in sales volumes. A favorable movement in foreign exchange lowered our cost of sales by $7,682 thousand.

Other operating income

Other operating income decreased $1,192 thousand, or 90.1%, from $1,323 thousand for the year ended December 31, 2019 to $131 thousand for the year ended December 31, 2020, primarily due to a decrease in sales of products.

Staff costs

Staff costs decreased $9,320 thousand, or 45.8%, from $20,333 thousand for the year ended December 31, 2019 to $11,013 thousand for the year ended December 31, 2020, due to the staffing adjustments and employee separation costs in connection with the shutdown of Polokwane plant during 2020. Furthermore, foreign exchange differences favoriably impacted staff costs, decreasing by $1,509 thousand.

Other operating expense

Other operating expense decreased $5,359 thousand, or 27.5%, from $19,457 thousand for the year ended December 31, 2019 to $14,098 thousand for the year ended December 31, 2020, primarily due to operating, selling and administrative costs following the facility closure at Polokwane. Foreign exchange rate movements further decreased other operating expense by $1,765 thousand.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs increased $682 thousand, or 10.6%, from $6,459 thousand for the year ended December 31, 2019 to $7,141 thousand for the year ended December 31, 2020.

Impairment losses

Impairment losses for the year ended December 31, 2020 totalled $8,677 thousand, higher than the nil thousand for the prior year.  The increase is related to the impairment registered in Polokwane facility.

Net (loss) gain due to changes in the value of assets

Net (loss) recorded for the full year ended December 31, 2020, due to the change in the value of assets in 2019 in the amount of $530 thousand, primarily relating to the remeasured fair value of the Company’s timber farms in South Africa as of December 31, 2019.

Other segments

	Year ended December 31,
($ thousands)	2020	2019
Sales	25,334	43,147
Cost of sales	(19,518)	(35,923)
Other operating income	13,724	19,413
Staff costs	(8,678)	(31,030)
Other operating expense	(21,425)	(27,406)
Depreciation and amortization charges, operating allowances and write-downs	(768)	(1,640)
Impairment losses	(11,041)	(1,421)
Net (loss) gain due to changes in the value of assets	158	(1,044)
(Loss) gain on disposal of non-current assets	5	(802)
Other losses	(5)	—
Operating (loss)	(22,214)	(36,706)

Sales

Sales decreased $17,813 thousand, or 41.3%, from $43,147 thousand for the year ended December 31, 2019 to $25,334 for the year ended December 31, 2020, primarily due to a $7,556 thousand decrease of sales of energy related to the sale of subsidiary UltraCore Polska Sp. Z o.o. Sales of silicon-based alloys at the Company’s Argentinian facility, Globe Metales S.A., decreased $9,031 thousand.

Cost of sales

Cost of sales decreased $16,405 thousand, or 45.7%, from $35,923 thousand for the year ended December 31, 2019 to $19,518 thousand for the year ended December 31, 2020, primarily due to a decrease in sales volumes of silicon-based alloys at the Company’s Argentinian facility, Globe Metales S.A.

Other operating income

Other operating income decreased $5,689 thousand, or 29.3%, from $19,413 thousand for the year ended December 31, 2019 to $13,724 thousand for the year ended December 31, 2020, primarily due to a chargeback of services by Ferroglobe  to its subsidiaries.

Staff costs

Staff costs decreased $22,352 thousand, or 72.0%, from $31,030 thousand for the year ended December 31, 2019 to $8,678 thousand for the year ended December 31, 2020, primarily due to redundancy payments linked with the headcount reduction plan at London corporate office and the departure costs of the prior Chief Financial Officer and Chief Executive Officer in the third and last quarters of 2019, respectively. Additionally we further reduced headcount in 2020.

Other operating expense

Other operating expense decreased $5,981 thousand, or 21.8%, from $27,406 thousand for the year ended December 31, 2019 to $21,425 for the year ended December 31, 2020, primarily due to the reduction of activity at London corporate office. Considerable travel expenses and information technology related fees had been reduced as a result of reduced staffing and fees related to advertising, public relations and financial consulting, audit and legal fees.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs decreased $872 thousand, or 53.2%, from $1,640 thousand for the year ended December 31, 2019 to $768 thousand for the year ended December 31, 2020, The decrease is due to impairment of the London office lease, which is not longer being deprecitated.

Impairment losses

Impairment losses increased $9,620 thousand, or 677%, from $1,421 thousand for the year ended December 31, 2019 to $11,041 thousand for the year ended December 31, 2020, primarily due to the value adjustment for the Puertollano plant in Spain.

Net (loss) gain due to changes in the value of assets

Net (loss) gain due to the changes in the value of assets in 2020 primarily due to the  $158 thousand gain of the valuation of shares in Pampa Energy in Argentina.

(Loss) gain on disposal of non-current assets

The gain on disposal of non-current assets for the year ended December 31, 2020 relates primarily to the sale of a Globe Specialty Metals, Inc. property in Mississippi, United States, $5 thousand. In 2019, the loss on disposal of non-current assets for the year ended December 31, 2019 relates primarily to the sale of Ultra Core Polska, Z.o.o., a subsidiary of the Company, for a net loss of $821 thousand.

Results of Operations — Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

	Year ended December 31,
($ thousands)	2019	2018
Sales	1,615,222	2,242,002
Cost of sales	(1,214,397)	(1,446,677)
Other operating income	54,213	45,844
Staff costs	(285,029)	(338,862)
Other operating expense	(225,705)	(277,560)
Depreciation and amortization charges, operating allowances and write-downs	(120,194)	(113,837)
Impairment losses	(175,899)	(58,919)
Net (loss) due to changes in the value of assets	(1,574)	(7,623)
Gain (loss) on disposal of non-current assets	(2,223)	14,564
Bargain purchase gain	—	40,142
Operating profit (loss)	(355,586)	99,074
Finance income	1,380	4,858
Finance costs	(63,225)	(57,066)
Financial derivative gain (loss)	2,729	2,838
Exchange differences	2,884	(14,136)
Profit (loss) before tax	(411,818)	35,568
Income tax (expense) benefit	41,541	(20,459)
Profit (loss) for the year from continuing operations	(370,277)	15,109
Profit (loss) for the year from discontinued operations	84,637	9,464
Profit (loss) for the year	(285,640)	24,573
Loss attributable to non-controlling interests	5,039	19,088
Profit (loss) attributable to the Parent	(280,601)	43,661

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

Costs of sales for plants in North America, which produce silicon-metal and silicon-based alloys, were 56% in 2018 and 66.5% in 2019, as a percentage of sales. Continued increases in energy costs and an increase in the purchase price of manganese ore impacted costs for manganese-based alloys in Europe.

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

Impairment losses

Impairment losses increased $116,980 thousand, or 198.5%, from a loss of $58,919 thousand for the year ended December 31, 2018 to a loss of $175,899 thousand for the year ended December 31, 2019. During the year ended December 31, 2019, the Company determined that the value of goodwill with respect to the Company’s US and Canadian operations impaired. Accordingly, it was recorded total impairment charges of $174.008 thousand, with $143.200 thousand allocated to Ferroglobe’s US operations and $30.808 thousand allocated to the Canadian operations, additionally, other impairment losses for $5 thousand was recorded in North Amercia segment

During the year ended December 31, 2018, the Company recognized an impairment of $40,537 thousand of property, plant and equipment and an impairment of $13,947 thousand of intangible assets related to the Company’s solar grade silicon metal production facility located in Puertollano, Spain due to deterioration in the market environment for solar grade silicon (or polysilicon) worldwide. Additionally during the year ended December 31, 2018, the Company recognized an impairment of $2,309 thousand of property, plant and equipment and an impairment of $2,126 thousand of intangible assets at the Company’s Mangshi facility located in China.

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

Finance costs

Finance costs increased $6,159 thousand, or 10.8%, from $57,066 thousand for the year ended December 31, 2018 to $63,225 thousand for the year ended December 31, 2019. The increase is mainly due to an increase in interests on leases due to the application of IFRS16, the recycling of deferred finance fees due to the refinancing of “Revolving Credit Facility”, partially offset by a decrease in securitization expenses as result of lower volume of accounts  receivables assets sold in 2019 compared to 2018.

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

Segment operations

Operating segments are based upon the Company’s management reporting structure. As such, we report our results in accordance with the following segments:

●	Electrometallurgy – North America;
●	Electrometallurgy – Europe;
●	Electrometallurgy – South Africa; and
●	Other Segments.

Electrometallurgy – North America

	Year ended December 31,
($ thousands)	2019	2018
Sales	551,500	710,716
Cost of sales	(366,711)	(394,044)
Other operating income	10,418	4,943
Staff costs	(87,954)	(115,555)
Other operating expense	(60,105)	(77,670)
Depreciation and amortization charges, operating allowances and write-downs	(72,251)	(69,009)
Impairment losses	(174,013)	—
Loss on disposal of non-current assets	(1,601)	(208)
Operating profit (loss)	(200,717)	59,173

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

Other operating expense

Other operating expense decreased $17,565 thousand, or 22.6%, from $77,670 thousand for the year ended December 31, 2018 to $60,105 thousand for the year ended December 31, 2019, primarily due to shipping, freight, and storage costs associated with the decrease in sales volume

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write downs increased $3,242 thousand, or 4.7%, from $69,009 thousand for the year ended December 31, 2018 to $72,251 thousand for the year ended December 31, 2019, primarily due to $9,926 thousand of capital expenditures during 2019.

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

Electrometallurgy – Europe

	Year ended December 31,
($ thousands)	2019	2018
Sales	1,049,576	1,447,973
Cost of sales	(868,654)	(1,059,474)
Other operating income	47,672	39,817
Staff costs	(145,712)	(177,047)
Other operating expense	(142,929)	(146,143)
Depreciation and amortization charges, operating allowances and write-downs	(39,844)	(34,974)
Impairment losses	(465)	—
Net (loss) gain due to changes in the value of assets	—	(7)
(Loss) gain on disposal of non-current assets	180	(8,369)
Bargain purchase gain	—	40,142
Operating profit (loss)	(100,176)	101,918

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

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write downs increased $4,870 thousand, or 13.9%, from $34,974 thousand for the year ended December 31, 2018 to $39,844 thousand for the year ended December 31, 2019. The increase is due to IFRS 16 implementation in 2019.

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

Electrometallurgy – South Africa

	Year ended December 31,
($ thousands)	2019	2018
Sales	136,292	208,543
Cost of sales	(108,823)	(137,177)
Other operating income	1,323	3,420
Staff costs	(20,333)	(23,735)
Other operating expense	(19,457)	(26,353)
Depreciation and amortization charges, operating allowances and write-downs	(6,459)	(5,526)
Loss on disposal of non-current assets	—	(261)
Operating profit (loss)	(17,987)	11,295

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

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write downs increased $933 thousand, or 16.9%, from $5,526 thousand for the year ended December 31, 2018 to $6,459 thousand for the year ended December 31, 2019, mainly driven by the transfers in Property, Plant and Equipment.

Net (loss) gain due to changes in the value of assets

Net (loss) gain due to the changes in the value of assets in 2019 and 2018 primarily relate to the remeasured fair value of the Company’s timber farms in South Africa as of December 31, 2019 and 2018.

Other segments

	Year ended December 31,
($ thousands)	2019	2018
Sales	43,147	62,075
Cost of sales	(35,923)	(43,194)
Other operating income	19,413	16,666
Staff costs	(31,030)	(22,525)
Other operating expense	(27,406)	(46,489)
Depreciation and amortization charges, operating allowances and write-downs	(1,640)	(4,328)
Impairment losses	(1,421)	(58,919)
Net (loss) gain due to changes in the value of assets	(1,044)	—
Gain (loss) on disposal of non-current assets	(802)	23,402
Operating (loss)	(36,706)	(73,312)

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

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write downs decreased $2,688 thousand, or 62.1%, from $4,328 thousand for the year ended December 31, 2018 to $1,640 thousand for the year ended December 31, 2019, primarily due to the sale of subsidiary Hidro Nitro Española, S.A. (hydro-electric plants in Aragon, Spain).

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

Effect of Inflaction

Management believes that the impact of inflation was not material to Ferroglobe’s results of operations in the years ended December 31, 2020, 2019 and 2018, although we experienced the impact of Venezuelan inflation in 2019, 2018 and 2017 on FerroVen, S.A.’s production costs in these years, which resulted in a loss of competitiveness. FerroVen, S.A. was idled in August 2018.

Cyclical Nature of the Industry and Movement in Market Prices, Raw Materials and Input Costs

Our business has historically been subject to fluctuations in the price of our products and market demand for them, caused by general and regional economic cycles, raw material and energy price fluctuations, competition and other factors. The timing, magnitude and duration of these cycles and the resulting price fluctuations are difficult to predict. For example, we experienced a weakened economic environment in national and international metals markets, including a sharp decrease in silicon metal prices in all major markets from late 2014 to late 2017. Throughout 2019 and 2020, we experienced the most dramatic decline in prevailing prices of our products, which adversely affected our results. Declines in the global silicon metal, manganese- and silicon-based alloys industries, including as a result of the COVID-19 pandemic, have had a material adverse effect on our business, results of operations and financial condition.

B.    Liquidity and Capital Resources

Sources of Liquidity

Ferroglobe’s primary sources of long-term liquidity are its senior unsecured notes with a $350,000 thousand aggregate principal at an interest rate of  9.375%, due on March 1, 2022, (“the Notes”), and a US Dollar-denominated NorthAmerican asset-based loan with an aggregate principal amount of $100,000 thousand maturing on October 11, 2024 ($28,168 thousand drawn down as of December 31, 2020). As of the date of this annual report, holders holding approximately 96% in aggregate principal amount of Notes have signed a lock-up agreement (the “Lock-Up Agreement”) with the Ad Hoc Group Noteholders, Grupo VM and affiliates of Tyrus Capital to support the proposed restructuring as set out in the Lock-Up Agreement, but there can be no assurance that such support will not be withdrawn prior to implementation of the proposed restructuring or that, if withdrawn, additional consents required to implement the proposed restructuring will be obtained. As a result of these uncertainties, we cannot assure you that the proposed restructuring will be implemented

In addition to the extension and new terms agreed on the Senior Notes, the company entered into a Lock-Up agreement with members of an “Ad Hoc-Group”, being existing note holders representing in aggregate approximately 60% of the 2022 Senior Notes, and Tyrus Capital (“Tyrus”) as backstop provider in respect of a $40 million equity raise forming part of the transaction. As in the case of the Senior Notes, there can be no assurance that the proposed restructuring will be completed. See Note 30.

On October 11, 2019, Ferroglobe closed the aforementioned $100,000 thousand North-American asset-based loan, (the “ABL Revolver”), with Globe Specialty Metals, Inc., and QSIP Canada ULC, each a subsidiary of the Company, as borrowers and PNC Bank, as lender. Ferroglobe PLC was not required to provide a guarantee of this facility, but entered into a Non-Recourse Pledge Agreement with the lender in respect of its shares in Globe Speciliaty Metals, Inc. The Revolving Credit Facility was immediately repaid using the proceeds from the ABL Revolver and existing cash and cash equivalents of the group. On March 16, 2021, the Company has repaid in its entirety the remaining balance at the date for an amount equal to $39,476 thousand, cancelling its obligations derived from the contract, as a condition of the lock-up agreement. See Notes 16 & 30.

The Company is seeking to optimize its working capital, including a European accounts receivable securitization program whereby up to $150,000 thousand of trade receivables can be sold.  On February 6, 2020, the Company entered an amended and restated accounts receivables securitization program. The senior lender’s commitments under the amended and restated securitization program are $150,000 thousand. During the year ended December 31, 2020, the Company repaid $107,657 thousand in order to optimize the level of borrowings of the SPE with the level of receivables in the securitization.

On October 2, 2020, the Company ended the receivables funding agreement and cancelled the securitization program, signing a new factoring agreement with a Leasing and Factoring Agent, for anticipating the collection of receivables of the Company’s European entities (Grupo FerroAtlántica, S.A.U. and FerroPem S.A.S). As a result of the agreement, the Leasing and Factoring Agent provided a cash consideration of circa $48.8 million, repurchased the receivables portfolio sold to the SPE on September 28, and consequently assumed the loan tranche of the senior borrower to the SPE. Also, the Senior loan and intermediate subordinate loan tranches were paid with internal sources of funds. See Note 16.

The main characteristics of the agreement are the following:

-	the maximum cash consideration advanced for the financing facility is up to EUR 60,000 thousand;
-	over collateralization of 10% of accounts receivable as guarantee provided to the Agent until payment has been satisfied;
-	Annual fee of 0.15% applied to the annual revenues ceded to the Agent;
-	Financing commission of 1% charged annually;

Other conditions are set in relation to credit insurance policy has been structured in an excess of loss policy where the first EUR 5,000 thousand of bad debt losses are not covered by the insurance provider. The Company has assumed the cash collateralization for the entire excess of loss, as agreed in contractual terms.

On September 8, 2016, FerroAtlántica, S.A.U., as borrower, and the Spanish Ministry of Industry, Tourism and Commerce (the “Ministry”), as lender, entered into a loan agreements under which the Ministry made available to the borrower a loan in aggregate principal amount of €44.9 million, in connection with the industrial development projects relating to our solar grade silicon project. FAU transferred the loan to OPCO before its sale. See “Item 4.B.—Information on the Company—Business Overview—Research and Development (R&D)—Solar grade silicon.” The loan of €44.9 million is to be repaid in seven installments starting on 2023 and completed by 2030.  Interest on outstanding amounts under each loan accrues at an annual rate of 3.55%. See Note 30.

On July 23, 2020, Ferroglobe subsidiary, Ferropem, as borrower, entered into a loan with BNP Paribas, as lender, amounting to EUR 4,300 thousand, to finance Company’s activities in France. The loan is guaranteed by French government following special measurements taken on COVID-19 impact on businesses. Repayment of principal and payment of interest and accessories shall be made with the possibility for the Borrower to request the amortization of the amounts due at maturity for an additional period of 1 to 5 years. Interest rate is zero percent and the borrower shall be liable to pay a fee equal to 0.50% equal to an amount of EUR 22 thousand calculated on the total borrowed capital.

On June 2, 2020, Ferroglobe subsidiary, Silicium Québec, as borrower, agreed a $7,000 thousand loan with Investissement Québec, a regional government loan & investment agency, as lender, to finance its capital expenditures activities in Canada. The loan is to be repaid in 84 installments over a 10-year period with the first three years as a grace period. Interest rate on outstanding amounts is zero percent.

During 2020, Ferroglobe subsidieries in Spain and France have sold CO2 emission rights for an amounting of $34,209 thousand.

Ferroglobe’s primary short-term liquidity needs are to fund its capital expenditure commitments, fund specific initiatives underlying the strategic plan, and service its existing debt. Ferroglobe’s long-term liquidity needs primarily relate to debt repayment. Ferroglobe’s core objective with respect to capital management is to maintain a balanced and sustainable capital structure through the economic cycles of the industries in which it participates, while keeping the cost of capital at competitive levels.

For the year ended December 31, 2020, operating activities generated a cash flow of $154,268 thousand, compared to ($31,194) thousand in 2019 and $116,795 thousand in 2018, mainly due to the reduction in inventories and trade and other receivables. Investing activities resulted in a total outflow of $31,940 thousand of cash in 2020, compared to an inflow of $165,910 thousand in 2019 and an outflow of $85,875 thousand in 2018. Financing activities resulted in a total outflow of $113,333 thousand in cash in 2020, compared to an outflow of $224,005 thousand in 2019 and an inflow of $10,805 thousand in 2018. See “Cash Flow Analysis” below for additional information.

As of December 31, 2020 and 2019, Ferroglobe had cash, restricted cash and cash equivalents of $131,557 (of which $28,843 thousand is restricted cash)  and $123,175 (of wich $28,323 thousand is restricted cash), respectively. Cash and cash equivalents are primarily held in U.S. Dollars and Euros.

As of December 31, 2020, Ferroglobe’s total gross financial debt was $551,547 thousand as compared to $606,361 thousand as of  December 31, 2019. As of December 31, 2020, gross financial debt comprised debt instruments of $357,508 thousand ($354,951 in 2019), bank borrowings of $107,606 thousand ($158,999 in 2019), $22,536 thousand of finance leases ($25,872 thousand in 2019), and other financial liabilities of $63,896 thousand ($66,539 thousand in 2019).

Working Capital Position

Taking into account generally expected market conditions, but subject to the uncertainties created by the COVID-19 pandemic, Ferroglobe anticipates that cash flow generated from operations, and the exchange of he Senior notes, will be sufficient to fund its operations, including its working capital requirements, and to make the required principal and interest payments on its indebtedness during the next 12 months.

As of December 31, 2020, Ferroglobe’s working capital position (defined as inventories and trade and other receivables less trade and other payables) was $339,610 thousand as compared to $473,956 thousand as of December 31, 2019, mainly due to a reduction in inventories $107,572 thousand and receivables $66,802 thousand partially offset for a reduction in payables $40,028 thousand.

Capital Expenditures

Ferroglobe incurs capital expenditures in connection with expansion and productivity improvements, production plants maintenance and research and development projects. Capital expenditures are funded through cash generated from operations and financing activities. Ferroglobe’s capital expenditures for the years ended December 31, 2020, 2019 and 2018 were $30,257 thousand, $32,445 thousand and $106,136 thousand, respectively. We have the ability to reduce our capital expenditures by, as needed, idling individual electrometallurgical manufacturing facilities. During 2020 and 2019, the Company has decreased its capital expenditures, driven mainly to a drop in investment in the solar project, $7,159 thousand in 2019 compared to $32,740 thousand in 2018. Capital expenditures in connection with our solar grade silicon joint venture are financed in part by a loan obtained from the Spanish Ministry of Industry and Energy. See “Item 4.B.—Information on the Company—Business Overview—Research and Development (R&D)—Solar grade silicon” and “Item 7.B.—Major Shareholders and Related Party Transactions—Related Party Transactions.” See also “—Tabular Disclosure of Contractual Obligations” for disclosure regarding future committed capital expenditures.

Cash Flow Analysis — Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

The following table summarizes Ferroglobe’s primary sources (uses) of cash for the years ended December 31, 2020 and 2019:

	Year ended December 31,
($ thousands)	2020	2019
Cash and cash equivalents at beginning of period	123,175	216,647
Cash flows from operating activities	154,268	(31,194)
Cash flows from investing activities	(31,940)	165,910
Cash flows from financing activities	(113,333)	(224,005)
Exchange differences on cash and cash equivalents in foreign currencies	(613)	(4,183)
Cash, restricted cash and cash equivalents at end of period	131,557	123,175
Cash, restricted cash and cash equivalents at end of period from statement of financial position	131,557	123,175

Ferroglobe paid nil dividends during the year ended December 31, 2020 and the year ended December 31, 2019.

Cash flows from operating activities

Cash flows from operating activities increased $185,462 thousand, from a negative cash generated of $31,194 thousand for the year ended December 31, 2019, to $154,268 thousand for the year ended December 31, 2020. Operating profits increased significantly, driven by an improve in operating profit and a reduction in working capital. Additionally, CO2 emission rights have been sold during 2020 with a positive impact in operating cash flow $34,209 thousand.

Income taxes paid had a postive balance mainly due to the refunds received from USA Tax Authorities. Interest decrease $5,121 thousand driven by cancellation of AR securitization program on October 2, 2020.

Cash flows from investing activities

Cash flows from investing activities 197,850 thousand from an outflow of $165,910 thousand for the year ended December 31, 2019 to an inflow of $31,940 thousand for the year ended December 31, 2020. Capital expenditures decreased during the year ended December 31, 2020 to $30,257 thousand from $32,445 thousand during the year ended December 31, 2019. During the year ended December 31, 2019, the effect of consolidating the accounts receivable securitization entity meant that an amount equal to $9,088 was included in cash flows from investing activities. Additional cash inflows were the proceeds from the disposal of certain non-core assets, including $177,627 thousand from the sale of subsidiary FerroAtlántica, S.A.U. and $8,668 thousand from the sale of timber farm plantations in South Africa and $3,018 thousand from other asset sales.

Cash flows from financing activities

Cash flows from financing activities increased $110,672 thousand, from an outflow of $224,005 thousand for the year ended December 31, 2019 to an outflow of $113,333 thousand for the year ended December 31, 2020. During the year ended 31 December 2020 there has been a decrease in bank borrowings. On October 11, 2019,  the Revolving Credit Facility was repaid $134,570 and replaced with the ABL Revolver. The ABL Revolver had a balance of $62,835 thousand at December 31, 2019. The Company has not factoring without recourse arrangements for other receivables as of December, 31 2019. On August 30, 2019, the hydro-lease was repaid $55,352 thousand.

Cash Flow Analysis — Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

The following table summarizes Ferroglobe’s primary sources (uses) of cash for the years ended December 31, 2019 and 2018:

	Year ended December 31,
($ thousands)	2019	2018
Cash and cash equivalents at beginning of period	216,647	184,472
Cash flows from operating activities	(31,194)	116,795
Cash flows from investing activities	165,910	(85,875)
Cash flows from financing activities	(224,005)	10,285
Exchange differences on cash and cash equivalents in foreign currencies	(4,183)	(9,030)
Cash, restricted cash and cash equivalents at end of period	123,175	216,647
Cash, restricted cash and cash equivalents at end of period from statement of financial position	123,175	216,647

Ferroglobe paid nil dividends during the year ended December 31, 2019 and paid $20,642 thousand for the year ended December 31, 2018.

Cash flows from operating activities

Cash flows from operating activities decreased $147,989 thousand, from a positive cash generated of $116,795 thousand for the year ended December 31, 2018, to a cash consumed of ($31,194) thousand for the year ended December 31, 2019. Operating profits decreased significantly, driven by a decrease in sales volumes, decline pricing for silicon metal and silicon-based alloys.

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

Cash flows from financing activities

Cash flows from financing activities increased $234,290 thousand, from an inflow of $10,285 thousand for the year ended December 31, 2018 to an outflow of $224,005 thousand for the year ended December 31, 2019. On October 11, 2019,  the Revolving Credit Facility was repaid $134,570 and replaced with the ABL Revolver. The ABL Revolver had a balance of $62,835 thousand at December 31, 2019. The Company has not factoring without recourse arrangements for other receivables as of December, 31 2019. On August 30, 2019, the hydro-lease was repaid $55,352 thousand.

Capital resources

Ferroglobe’s core objective is to maintain a balanced and sustainable capital structure through the economic cycles of the industries in which it operates, while keeping the cost of capital at competitive levels. . In addition to cash flows from continuing operations, the Company’s main sources of capital resources are its senior Notes with an aggregate principal value of $350,000 thousand and the ABL Revolver with an aggregate principal amount of $100,000 thousand.

Capital Raising and Extension of the Maturity of the Senior Notes

Beginning in 2020, we engaged in discussions with the Ad Hoc Group Noteholders to put forward a plan to refinance the Notes and restructure our balance sheet.  On March 27, 2021, Ferroglobe and Globe and certain other members of our group entered into the Lock-Up Agreement with the Ad Hoc Group Noteholders, Grupo VM and affiliates of Tyrus Capital that set forth a plan to implement the restructuring.  The principal elements of the restructuring, as set forth below, are inter-conditional and must be completed by September 28, 2021, unless extended by agreement.

Issuance of $60 million of new senior secured notes

We intend to issue $60 million of new senior secured notes (the “Super Senior Notes”) maturing on June 30, 2025, in two tranches: (i) $40 million as soon as reasonably practicable prior to the completion date of the proposed restructuring (the “Transaction Effective Date”) and (ii) $20 million on the Transaction Effective Date. The Super Senior Notes will bear an interest rate of 9.0% per annum and will benefit from first-ranking security over substantially all of the assets of Ferroglobe and its subsidiaries. The holders of the Super Senior Notes will have super senior priority rights with respect to the proceeds from the enforcement of the collateral securing the Super Senior Notes pursuant to the provisions of an intercreditor agreement together with all amounts received or recovered by the security agent within the meaning of the intercreditor agreement and will have priority over the holders of the Amended Senior Notes (defined below).

In the event that any part or all of an expected initial tranche consisting of $40 million of the Super Senior Notes are redeemed prior to certain termination events under the Lock-Up Agreement (as set out in Exhibit B of Schedule 5 thereto), following any notice of redemption or acceleration, a make-whole premium of $17.5 million is payable (reduced pro rata if only a part of the $40 million in Super Senior Notes is redeemed). We will be able to redeem the Super Senior Notes (i) at par in the 15-month period commencing on the Transaction Effective Date, (ii) subject to a make-whole premium in the subsequent 9-month period, (iii) at 104.5% in the further subsequent one-year period and (iv) at par thereafter.

The first tranche of $40 million of Super Senior Notes will be issued to the Ad Hoc Group Noteholders. We intend to offer the holders of the Notes the right to subscribe for the Super Senior Notes. The Ad Hoc Group Noteholders have agreed to backstop any shortfall in the subscription for the Super Senior Notes subject to satisfaction of certain conditions set out in the new debt backstop letter filed as Exhibit 4.10 to this annual report.

Issuance of $40 million in new equity of Ferroglobe

We expect to issue at least $40 million of equity by launching an equity offering prior to the Transaction Effective Date. We will determine the specific choice of instrument and method of issuing this equity, taking into account the best interests of all of our shareholders. While we currently expect to conduct a pre-emptive rights issue or an offering of ordinary shares available to all shareholders, we will consider all available options, taking into account the best interests of all of our shareholders.

An affiliate of Tyrus Capital has agreed, subject to certain terms and conditions contained in the new equity backstop letter filed as Exhibit 4.11 to this annual report, to backstop a shortfall of up to $40 million in the subscription for our ordinary shares at an issue price in an amount equal to the lower of (i) a 40% discount to the volume weighted average closing price of the ordinary shares over a number of trading days close to the Transaction Effective Date (adjusted to address any unusual trading activity), and (ii) the price per share offered in the equity raise by Ferroglobe, provided that the total number of shares issued (after giving effect to any shares issued in the equity raise) does not exceed the number of shares currently issuable without triggering pre-emption rights and that are not reserved for specific purposes.

Extension of the maturity date of the Notes from March 31, 2022 to December 31, 2025 and amendment of certain other terms

We intend to extend the maturity date of the Notes from March 31, 2022 to December 31, 2025 and amend certain other terms of the Notes. The extension of maturity and amendments will be implemented through an offer to exchange the Notes at par for new senior secured notes that will mature on December 31, 2025 (the “Amended Senior Notes”). As of

the date of this annual report, holders holding approximately 96% in aggregate principal amount of Notes have signed the Lock-Up Agreement to support the maturity extension and amendment of the Notes. To the extent the holders of the Notes do not participate in the offer to exchange, the Notes will remain outstanding and will be due on March 31, 2022.

The Amended Senior Notes will have an interest rate per annum of 9.375% and will benefit from the same security as the Super Senior Notes, subject to the provisions of an intercreditor agreement pursuant to which the holders of the Amended Senior Notes will receive the proceeds from the enforcement of the collateral securing the Amended Senior Notes after the holders of the Super Senior Notes have been repaid in full. The covenants for the Amended Senior Notes will be more restrictive than the covenants in the indenture governing the Notes.

We will be able to redeem the Amended Senior Notes (i) subject to a make-whole premium in the one-year period commencing on the Transaction Effective Date, (ii) at 104.6875% in the first subsequent one-year period, (iii) at 102.34375% in the second subsequent one-year period, (iv) at 101% in the third subsequent one-year period and (v) at par thereafter.

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

C.    Research and Development, Patents and Licenses, etc.

For additional information see “Item 4.B.—Information on the Company—Business Overview—Research and Development (R&D).”

D.    Trend Information

We discuss in Item 5.A. above and elsewhere in this annual report, trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that we believe are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources or to cause the disclosed financial information not to be necessarily indicative of future operating results or financial conditions.

E.    Off-Balance Sheet Arrangements

We do not have any outstanding off-balance sheet arrangements.

F.    Tabular Disclosure of Contractual Obligations

The following table sets forth Ferroglobe’s contractual obligations and commercial commitments with definitive payment terms that will require significant cash outlays in the future, as of December 31, 2020.

		Payments Due by Period
		Less than			More than
($ thousands)	Total	1 year	1 - 3 years	3 - 5 years	5 years
Long and short term debt obligations (1)	581,765	178,098	384,637	12,529	6,501
Capital expenditures	2,605	2,605	—	—	—
Leases	24,024	8,796	11,026	2,454	1,748
Power purchase commitments (2)	243,069	111,915	131,154	—	—
Purchase obligations (3)	22,855	22,855	—	—	—
Other Long-Term Liabilities Reflected on the Company's Balance Sheet (4)	31,815	2,805	4,909	4,104	19,997
Total	906,133	327,074	531,726	19,087	28,246

(1)	Pursuant to the Lock-up Agreement, holders of approximately 96% of the Notes have agreed to an extension of maturity of the $350 million Notes until 2025 and other amendments, which is expected to be formalized during the second or third quarter of 2021. See “Item 5.B.—Liquidity and Capital Resources”.
(2)	Represents minimum charges that are enforceable and legally binding, and do not represent total anticipated purchases. Minimum charges requirements expire after providing one year notice of contract cancellation.
(3)	The Company has outstanding purchase obligations with suppliers for raw materials in the normal course of business. The disclosed purchase obligation amount represents commitments to suppliers that are enforceable and legally binding and do not represent total anticipated purchases of raw materials in the future.
(4)	Included tolling agreement with Cee-Dumbria facility.

The table above also excludes certain other obligations reflected in our consolidated balance sheet, including estimated funding for pension obligations, for which the timing of payments may vary based on changes in the fair value of pension plan assets and actuarial assumptions. We expect to contribute approximately $1,304 thousand to our pension plans for the year ended December 31, 2020.

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

Name	Age	Position	Date of appointment
Javier López Madrid	56	Director and Executive Chairman	February 5, 2015
Marco Levi	61	Director and Chief Executive Officer	January 10, 2020
Beatriz García-Cos Muntañola	57	Chief Financial Officer and Principal Accounting Officer	October 17, 2019
José María Alapont	70	Director	January 24, 2018*
Bruce L. Crockett	77	Director	December 23, 2015
Stuart E. Eizenstat	78	Director	December 23, 2015
Manuel Garrido y Ruano	55	Director	May 30, 2017
Marta de Amusategui y Vergara	56	Director	Jun 12, 2020
Juan Villar-Mir de Fuentes	59	Director	December 23, 2015

* Mr. Alapont resigned from the Board of Directors on April 30, 2021.

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

José María Alapont

José María Alapont was appointed to our Board of Directors as a Non-Executive Director on January 24, 2018 and to our Audit Committee and Compensation Committee on May 16, 2018. Mr. Alapont was appointed on January 16, 2019 as our Senior Independent Director and Chairman of our Corporate Governance Committee. Mr. Alapont resigned from the Board of Directors on April 30, 2021.

Mr. Alapont holds a number of other Board appointments. Since 2017, he has been a member of the Board of Directors of Ashok Leyland Ltd and is also a member of its Investment and Technology Committee Since 2018, he has been a member of its Nomination and Remuneration Committee and joined its Audit Committee in 2019. Mr Alapont has also been a Board Director of Navistar Inc. and a member of its Finance Committee since 2016 and Chair of its Nomination and Governance Committee since 2018. He has been a member of the Board of Directors of Hinduja Investments and Project Services Ltd since 2016, of Hinduja Automotive Ltd since 2014 and of Switch Mobility Ltd since 2020.

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

Bruce L. Crockett

Bruce L. Crockett was appointed to our Board of Directors as a Non-Executive Director on December 23, 2015. He has been a member of our Audit Committee from that date and Chair of the Audit Committee since June 4, 2020 and has served on our Compensation Committee since January 1, 2018.

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

Mr. Eizenstat was a member of Board of Directors of Globe from 2008 until the closing of the Business Combination and Chair of its Nominating Committee. He was a member of the Board of Directors of Alcatel-Lucent from 2008 to 2016 and of United Parcel Service from 2005 to 2015. He has had an illustrious political and advisory career, including serving as Special Adviser to Secretary of State Kerry on Holocaust-Era Issues from 2009 to 2017 and Special Representative of the President and Secretary of State on Holocaust Issues during the Clinton administration from 1993 to 2001. He was Deputy Secretary of the United States Department of the Treasury from July 1999 to January 2001, Under Secretary of State for Economic, Business and Agricultural Affairs from 1997 to 1999, Under Secretary of Commerce for International Trade from 1996 to 1997, U.S. Ambassador to the European Union from 1993 to 1996 and Chief Domestic Policy Advisor in the White House to President Carter from 1977 to 1981. He is the author of “Imperfect Justice: Looted Assets, Slave Labor, and the Unfinished Business of World War II”; “The Future of the Jews: How Global Forces are Impacting the Jewish People, Israel, and its Relationship with the United States” and “President Carter: The White House Years.”

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

Marta de Amusategui y Vergara

Marta de Amusategui y Vergara was appointed to our Board of Directors as a Non-Executive Director on June 12, 2020. She has been a member of our Audit Committee from that date.

Ms. Amusategui has substantial experience in executive and non-executive roles, with a background in business strategy, banking and finance. She is founder and partner of Abrego Capital S.L, providing strategic and financial advisory services, and co-founder and member of the Board of Observatorio Industria 4.0, the professional forum leveraging knowledge and experience to assist businesses, specifically those in the secondary sector, in their digital transformation.  She began her career in management consulting and investment banking, serving as Country Executive Officer and General Manager with Bank of America in Spain from 2003 to 2008.

Ms. Amusategui has been a member of the Board of Eland Private Equity, S.G.E.L.C., S.A., a private equity management company specializing in renewable energies, since 2009. Since 2020, she has been a member of the boards of directors of Observatorio Industria 4.0, Abrego Capital S.L. and Eccocar Sharing S.L. She has also held other Board positions in the past, including that of Telvent GIT S.A. (NASDAQ TLVT), the global IT solutions and business information services provider, where she became an independent director from early 2010 until its de-listing following acquisition in December 2011.  She is currently a member of the McKinsey Alumni Council in Spain.

Ms. Amusategui holds an Industrial Engineering degree (MSc equivalent) from Universidad Pontificia de Comillas, Madrid, Spain, and an MBA from INSEAD, Fontainebleau, France. She holds a number of academic appointments, lecturing in Financing at the Three Points Digital Business School, Grupo Planeta, in Barcelona, in Managerial Competencies in CUNEF, in Madrid, and in Risk Management on the Non-Executive Directors Program at ICADE Business School, also in Madrid.

Juan Villar-Mir de Fuentes

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

Mr. Villar-Mir de Fuentes is Patron and member of the Patronage Council of Fundación Nantik Lum and Fundación Princesa de Gerona.

Mr. Villar-Mir holds a Bachelor’s Degree in Business Administration and Economics and Business Management.

B.    Compensation

Compensation of executive officers and directors

The table below sets out the remuneration earned by our directors during the year ended December 31, 2020:

					Long - Term
($ units)	Salary & Fees	Benefits	Pension	Annual Bonus	Incentives	Total
Executive Directors
Javier López Madrid	712,511	181,377	142,502	—	—	1,036,390
Pedro Larrea Paguaga[1]	1,101,619	5,195	3,752	—	—	1,110,566
Marco Levi	670,091	30,865	134,018	—	—	834,974
Non-Executive Directors
José María Alapont	207,976	7,490	—	—	—	215,466
Donald G-Barger, Jr [2]	64,832	7,920	—	—	—	72,752
Bruce L. Crockett	145,150	4,493	—	—	—	149,643
Stuart E. Eizenstat	112,137	11,347	—	—	—	123,484
Manuel Garrido y Ruano	105,272	1,926	—	—	—	107,198
Greger Hamilton	62,585	—	—	—	—	62,585
Marta Amusategui	62,094	—	—	—	—	62,094
Juan Villar-Mir de Fuentes	89,866	—	—	—	—	89,866

1 Mr Larrea Paguaga stepped down from the Board on January 10, 2020

2 Mr Barger stepped down from the Board on May 31, 2020

3 Mr Hamilton stepped down from the Board on May 31, 2020

4 Ms Amusategui was appointed to the Board on June 12, 2020

Javier López Madrid holds 154,703 options granted on June 1, 2017 and 113,121 options granted on March 21, 2018 (at target performance in each case). Pedro Larrea Paguaga holds 115,134 options granted on June 1, 2017 and 84,187 options granted on March 21, 2018 (at target performance in each case). Maximum opportunity for each award is 200% of target. On March 14, 2019 Javier López Madrid was granted 342,329 options and Pedro Larrea Paguaga was granted 254,769 options (at target performance in each case). As with prior grants, the maximum opportunity for each award is twice target. The awards granted in 2019 were discounted by a significant percentage to take account of the fall in the Company’s share price in 2018 and 2019, with a discount of 50% applied to awards granted to executive directors, and a cap at 400% of each of the above participants’ “normal” award level was also introduced for all 2019 awards. On December 16, 2020, Javier López Madrid was granted 1,355,915 options and Marco Levi was granted 1,279,544 options (at target performance in each case).  The number of shares expected to vest at an average fair value at the date of grant to executive directors of $1.61 (see Note 21).

All of these options were granted under the rules of the Company’s Equity Incentive Plan 2016, are over ordinary shares in the capital of the Company and have a strike price of nil. The options vest and become exercisable three years from the date of grant in the case of the options granted in 2017, 2018 and 2019, and four years from the date of grant in the case of the options granted in 2020, in each case to the extent that performance conditions are satisfied, and subject to continued service with the Company, remain exercisable until the tenth anniversary of their grant date.

Remuneration policy

In June 2020, our shareholders approved the remuneration policy applicable to executive directors and non-executive directors of the Company as set out in the directors’ remuneration report within our U.K. annual report for the year ended December 31, 2019 (the “Policy”), as required by the UK Companies Act 2006 and the Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013. The Policy was approved on June 30, 2020 and applied with immediate effect.

The overall aim of our remuneration strategy is to provide appropriate incentives that reflect our high-performance culture and values to maximize returns for our shareholders. In summary, we aim to:

●	attract, retain and motivate high-caliber, high-performing employees;
●	encourage strong performance and engagement, both in the short and the long term, to enable us to achieve our strategic objectives;
●	link a very significant proportion of pay to performance conditions measured over both the short-term and longer term;
●	set fixed pay levels at or around market norms to allow for a greater proportion of total remuneration opportunity to be in variable pay; and
●	create strong alignment between the interests of shareholders and executives through both the use of equity in variable incentive plans and the setting of shareholding guidelines for directors.

Consistent with this remuneration strategy, in relation to the Company’s executive directors, the Policy provides, in summary, that:

●	executive director salaries are set at a rate commensurate with the individual’s role, responsibilities and experience, having regard to broader market rates. Salaries are reviewed annually, when Company performance, individual performance, changes in responsibility, levels of increase for the broader employee population and market salary levels will be taken into account. No maximum salary is set under the Policy;
●	executive directors may receive a cash allowance in lieu of contribution to a pension, up to a maximum of 20% of base salary per annum, which may include contributions to a U.S. tax-qualified defined contribution 401(k) plan;
●	executive directors may receive other market competitive benefits such as medical cover, life assurance and income protection insurance and, where appropriate, relocation allowances (with the Compensation Committee to review relocation allowances annually);
●	executive directors are provided with directors’ and officers’ liability insurance and an indemnity to the fullest extent permitted by the UK Companies Act 2006;

●	executive directors are eligible for an annual bonus, which normally has a maximum bonus opportunity of 200% of annual base salary but could have a maximum bonus opportunity of up to 500% of annual base salary in exceptional circumstances. No more than 25% of the maximum bonus payable for each performance condition will be payable for threshold performance. Any bonus award will be subject to the achievement of quantitative and qualitative performance conditions as determined by the Compensation Committee each year (at least two-thirds of the bonus will be based on financial metrics with the balance based on non-financial metrics). Normally any bonus earned in excess of the target amount will be deferred for three years into shares in the Company and the executive director may be granted an additional long-term incentive award of equal value (at maximum) to the amount of annual bonus deferred. Recovery and recoupment provisions apply to all bonus awards for misstatement, error or gross misconduct. The Company may also award retention bonuses, payable in addition to or instead of any annual bonus, if it considers it necessary to retain key executives in situations where the individual might otherwise leave and his or her retention Is critical. The grant, terms and payment of any retention bonus are at the discretion of the Committee. Any retention bonus would normally count towards the 500% salary limit referred to above;
●	executive directors are eligible to be granted an award under the Company’s long-term incentive plan, at the discretion of the Compensation Committee. Any awards granted would normally vest three years after the date of grant. All long-term incentive awards granted are subject to the achievement of performance targets, determined by the Compensation Committee for each grant. If an award is granted, the annual target award limit will not normally be higher than 300% of salary (save that, in recruitment, appointment and retention situations, it could be up to 500% of salary) and maximum vesting is normally 200% of target (both measures based on the face value of shares at the date of grant). Recovery and recoupment provisions apply to all long-term incentive awards for misstatement, error or gross misconduct;
●	the Company has share ownership guidelines in place under which it recommends that executive directors hold a number of shares in the Company equivalent to 200% of base salary; and
●	when determining the remuneration package for a new executive director, the Compensation Committee expects to apply the Policy set out above but may, in some circumstances, need to take account of other relevant factors, such as that individual’s existing employment and their personal circumstances.

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

In relation to the Company’s non-executive directors, the Policy provides, in summary, that:

●	Non-executive directors are paid a basic fee. Supplementary fees are paid for additional responsibilities and activities such as membership of a main Board committee or assuming chairmanship of a committee. Travel fees may be paid to reflect additional time incurred in travelling to meetings.
●	Currently, non-executive directors receive a base fee of £70 thousand per annum, with supplemental fees being payable if that non-executive director is also the senior independent director (£35,000 per annum), a member of the Audit Committee (£17,500 per annum), a member of the Compensation Committee (£15,500 per annum), a member of the Corporate Governance Committee (£12,000 per annum) or a Committee Chairman (two times membership fee). Non-executive directors receive a travel fee of either £3,500 (for intercontinental travel) or £1,500 (for continental travel) per meeting. Members of the Nominations Committee receive a fee of £1,500 for each meeting, with a maximum set at £10,000 per annum. Where the Chair of the Nominations Committee is also an executive director, he or she is paid no fee for their chairmanship. Non-executive director fee levels are reviewed periodically, with reference to time commitment, knowledge, experience and responsibilities of the role

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

C.    Board Practices

Board composition and election of Directors

As of the date of this annual report, our Board of Directors consists of eight directors, of whom two are executive directors and six are non-executive directors. The maximum and minimum number of directors is eleven and two respectively. Subject to the approval of the Nominations Committee, the Chief Executive Officer is nominated as a director by the Board of Directors. Of the directors, three are Grupo VM nominees, namely Javier López Madrid, Manuel Garrido y Ruano and Juan Villar Mir.  The remaining non-executive directors are independent.

All directors will stand for re-election at the Company’s annual general meeting in June, 2021. Any director not so elected or re-elected will stand down. No new executive directors may be appointed without the approval of a majority of Grupo VM nominees and a majority of independent directors.

Director independence

Under the Articles of Association, as in effect since October 26, 2017, a director is considered independent if he or she is “independent” as defined in the NASDAQ rules and, while Grupo VM and its Affiliates own 10% or more of the Company’s shares, is independent from Grupo VM and its Affiliates.  The Board reviewed the independence of its then directors in December 2015 and concluded that each of Messrs. Crockett and Eizenstat met the independence requirements of the NASDAQ rules.  Messrs. López Madrid, Garrido y Ruano and Villar Mir are GVM Nominees and are not considered to be independent. The independence of Mr. Alapont and Ms. Amusategui was confirmed by the Nominations Committee in 2018 and 2020 respectively prior to their recommendation to the Board for appointment.

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

Committees of the Board of Directors

During the year ended December 31, 2020, our Board of Directors had four standing committees: an Audit Committee, a Compensation Committee, a Corporate Governance Committee and a Nominations Committee.

Audit Committee

During the period from January 1, 2020 to the resignation of Mr Hamilton on May 31, 2020, our Audit Committee consisted of three directors: Messrs. Alapont, Crockett and Hamilton (as Chair). During the period from June 4, 2020 to June 12, 2020, our Audit Committee consisted of three directors: Messrs. Alapont, Eizenstat and Crockett (as Chair). During the period from June 12, 2020 to September 23, 2020, our Audit Committee had four members: Ms. Amusategui and Messrs. Alapont, Eizenstat and Crockett (as Chair). During the period from September 23, 2020 to December 31, 2020, our Audit Committee had three members: Ms. Amusategui and Messrs. Alapont and Crockett (as Chair).  Mr. Hamilton served as Chairman of the Committee until his resignation on May 31, 2020 when Mr. Crockett was appointed as Chairman and they both meet the requirements as an “audit committee financial expert” under the rules of the SEC and qualify as a financially sophisticated audit committee member as required by the NASDAQ rules relating to audit committees. Mr. Alapont resigned from the Audit Committee on April 30, 2021. Our Board has determined that each of these directors satisfies the enhanced independence requirements for audit committee members required by Rule 10A-3 under the U.S. Exchange Act, and is financially literate as that phrase is used in the additional audit committee requirements of the NASDAQ rules.

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

Compensation Committee

During the period from January 1, 2020 to the resignation of Mr Barger on May 31, 2020, our Compensation Committee consisted of three directors: Messrs. Alapont, Crockett and Barger (Chair), and since such date our Compensation Committee has consisted of two directors: Messrs Alapont and Crockett. Mr. Barger served as its Chairman throughout until his resignation on May 31, 2020. Following the resignation of Mr. Barger, the Compensation Committee has not had a standing chair and instead a chairman of each meeting is elected from among the committee members. Mr. Alapont was elected as the chairman of each such meeting. Mr. Alapont resigned from the Compensation Committee on April 30, 2021. Our Board has determined that each of these directors meets the heightened independence requirements of compensation committee members under SEC rules.

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

Nominations Committee

From January 1, 2020 to May 31, 2020 our Nominations Committee consisted of three directors: Messrs. López Madrid (as Chair), Barger and Eizenstat. Following the resignation of Mr. Barger on May 31, 2020, our Nominations Committee consisted of two directors: Messrs. López Madrid (as Chair) and Eizenstat.  Since September 23, 2020, our Nominations Committee has consisted of three directors: Messrs. López Madrid (as Chair), Alapont and Eizenstat.

Our Nominations Committee has responsibility to review and provide guidance to the Board about the composition of the Board as follows: (a) subject to the provisions of the Articles of Association where a different arrangement may be prescribed, identifying and recommending to the Board for nomination individuals qualified to become Board members, consistent with qualification standards and other criteria approved by the Board for selecting directors; (b) reviewing and providing guidance on the independence of nominees, consistent with applicable laws, NASDAQ requirements and the Articles of Association, and monitoring and ensuring that independent non-executive directors continue to meet these applicable independence requirements; and (c) reviewing and providing guidance on other nominating issues that the Board desires to have reviewed by the Committee. Mr. Alapont resigned from the Nominations Committee on April 30, 2021.

Corporate Governance Committee

During the period from January 1, 2020 to May 31, 2020 our Corporate Governance Committee consisted of four directors: Messrs. Alapont (as Chair), Eizenstat, Garrido y Ruano and Hamilton. During the period from May 31, 2020 to December 31, 2020, our Corporate Governance Committee has consisted of three directors: Messrs. Alapont (as Chair), Eizenstat and Garrido y Ruano. Mr. Alapont served as its Chairman throughout the year under review. Mr. Alapont resigned from the Corporate Governance Committee on April 30, 2021.

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

Senior Independent Director

In October 2017, the Board established the role of Senior Independent Director, to provide a sounding board for the Chairman and to serve as intermediary for the other directors where necessary. Mr. Alapont has served as Senior Independent Director during the year under review. Mr. Alapont resigned from the Board of Directors on April 30, 2021.

Corporate governance policy

In October 2017, the Board adopted a corporate governance policy (“the Corporate Governance Policy”) under which, while Grupo VM has the right under the shareholders agreement in place between it and the Company to require that at least three members of the Board shall be persons proposed by it to the Nominations Committee, there shall be at least five directors on the Board who are independent within the meaning of the Company’s Articles of Association. Under this policy the number of independent directors reduces as Grupo VM’s rights to propose persons for nomination to the Board also reduce, it being the Board’s policy that at all times, there is a majority of directors on the Board who are independent as so defined.  The Corporate Governance Policy was most recently reviewed by the Board in November 2020 and renewed until the Company’s next AGM.

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

D.    Employees

As of December 31, 2020, 2019 and 2018, on a consolidated basis, the number of employees, across the Ferroglobe Group was 3,270, 3,462 and 4,368 respectively, excluding temporary employees. We believe our relations with our employees are generally good and we have not experienced any significant labor disputes or work stoppages.

The following table show the number of our full-time employees as of December 31, 2020, 2019 and 2018 on a consolidated basis broken down based on business segment and geographical location:

	2020	2019	2018
North America	820	847	1,079
Spain	574	561	857
France	1,041	1,119	1,183
South Africa	314	358	568
Rest of the world	521	577	681
Total number of employees	3,270	3,462	4,368

Collective bargaining agreements (“CBAs”) are in force or in an extended period among our operations in Spain, France, South Africa, Norway, the United States, Canada and Venezuela. We have experienced union activity and strikes in the past. For example, in 2014, there was a strike at our South African subsidiary that reduced production for seven days. Additionally, we have also experienced employee strikes in France from time to time. In 2017, there were two one-day strikes at one of our Spanish plants (Cee) without any significant impact on production volume. In France there has been a 3-day strike in most of the plants, in February 2019, before reaching an agreement about the annual salary increase and then there have been other strikes linked to some French government policy changes (i.e. pension reform). See “Item 3.D.—Key Information—Risk Factors—We are subject to the risk of union disputes and work stoppages at our facilities, which could have a material adverse effect on our business.”

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

The Spanish NCA expired in December 2020, and the Negotiation Committee has been constituted to negotiate a new one to go ahead on increasing the different Bargaining Collective Agreements harmonization. In the meantime, the previous one is applicable. Silicio Ferrosolar will also be included int the new NCA negotiation.

In France, all employees at FerroPem SAS plants at Anglefort, Chateau-Feuillet, Les Clavaux, Laudun, Montricher, and Pierrefitte and the Chambéry office are covered by the French national Collective Chemistry Agreement. This agreement has no expiration date. The “Accord d´intéressement,” which is an employee incentive bonus scheme whereby an incentive bonus is distributed according to a profit-sharing formula defined in the agreement, was signed on June 7, 2016 and the “Accord de participation,” which is a compulsory profit-sharing agreement under French law, was signed on December 13, 2017; a new agreement is due to be negotiated when the company generates a profit. The economic results of 2019 did not allow to generate any positive results, no amount of profit-sharing was paid for 2019 and 2020. In France there is an obligatory annual negotiation with the Company work council, mainly to set the salary increases. Other relevant subjects could be also addressed by this negotiation, if necessary. The 2020 salary negotiations meetings took place in February 2020; there was a salary freeze in 2020. The next mandatory negotiations are scheduled for February 2021.

Throughout 2020, the partial unemployment scheme was used in factories and at head office.

The Covid-19 epidemic has complicated the functioning of factories and head office. Teleworking has been generalized when possible.

Further, an agreement on professional equality was signed in May 2019 (equality between men and women, personal and professional life, right to digital disconnection, employability of disabled workers).

Employees at Ferroglobe Manganèse France SAS are also covered by the French national Collective Chemistry Agreement. An “Accord d’intéressement” was entered into in March 2018, for 3 years and terminated in December 31, 2020. A new agreement is being negotiated to cover 3 years, from January 2021 to December 2023. Employees also benefit from an individual bonus scheme (called PN10) negotiated every year while “Négociations Annuelles Obligatoires” (obligatory annual negotiations). The salaries are also renegotiated each year during the “Négociations Annuelles Obligatoires”. A new agreement is due to be negotiated in 2021. At least, the plant benefits from a compulsory profit-sharing agreement (“Accord de participation”) signed in 2007, with two addendums signed in 2009 and in 2010, and no expiration date.

At Ferroglobe Mangan Norge AS (“FMN”), two trade unions are represented among the employees. There is a collective bargaining agreement in place for both trade unions. This agreement is due to be renegotiated in April 2021. However, annual salary negotiations will take place as using in May-June 2021. The unions represented at FMN are Industry and Energy (IE – for operators), Tekna (an engineers union), and FLT (a supervisors union).

A meeting with the European Work Council was held on October 7th where it was recalled that the Company had started to reduce the capacity worldwide in the last year and will continue doing it in 2021 especially in Spain and France.

In South Africa two labour disputes about wages disputes occurred in 2020 but this did not result in any strikes. The Polokwane plant was closed in July 2019 and most employees were furloughed without any dispute. The care and maintenance team in Polokwane will be reduced to only 7 employees during 2021. As of December 31, 2020, the labour complement at Polokwane was 24 employees. At the Emalahleni plant, the three-year wage agreement was renegotiated in 2020 due to the Covid-19 economic crisis. A new wage agreement was concluded which will terminate on 30 June 2021. At Thaba Chueu Mining (Pty.) Ltd., the most recent wage agreement expired on 29 February 29, 2020 and a new agreement has not been concluded. The employees accepted a wage freeze for the 2020/2021 period.

Hourly employees at the Selma, Alabama facility are covered by a collective bargaining agreement with the Industrial Division of the Communications Workers of America under a contract that will expire on April 30, 2022. Hourly employees at the Alloy, West Virginia, Niagara Falls, New York and Bridgeport, Alabama facilities are covered by collective bargaining agreements with The United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union under contracts running through March 20, 2022, July 31, 2022, and

March 31, 2022, respectively. However, in 2019, the Selma and Niagara facilities were shut down. The facility in Bridgeport was briefly shut down until January of 2020. Also, in the U.S., all locations included the unionized facilities agreed to a salary freeze for 2020 as a cost saving measure.

Union employees in Argentina work under an annual National contract valid from May 2020 to April 2021.

Union employees at the Bécancour plant in Québec are covered by a Union Certification held by CEP, Local 184. The corresponding collective bargaining agreement at the Bécancour facility runs through April 30, 2021, following negotiations completed in 2017.

In the People’s Republic of China (“PRC”), at our Yonvey plant, where operations were restarted in 2017, there is a labor union committee, supervised by the local labor union and required by it to enter into annual agreements on matters such as collective representation, collective salary negotiation and the protection of women’s rights. The collective salary agreement in force at Yonvey will remain in effect until March 2021, when it will be needed to be renewed. Labor dues at Yonvey have been paid by reference to actual headcount at the site.

At our Mangshi facility in PRC, the collective agreement in force expired in March 2016 and has not been renewed as the plant is not currently operative.

A Covid-19 Committee was constituted in March 2020 with daily meetings during the 1st wave and then with a by-weekly and lately on a weekly basis. Remote work has been adopted where possible.

E.    Share Ownership

The following table and accompanying footnotes show information regarding the beneficial ownership of our shares as of March 11, 2021 by:

●	each named executive officer;
●	each of our directors; and
●	all executive officers and directors as a group.

Shares that may be acquired by an individual or group within 60 days of March 11, 2021, pursuant to the exercise of options, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

	Number of Shares	Percentage of
	Beneficially Owned	Outstanding Shares
Directors and Executive Officers:
Javier López Madrid (1)	66,797	*
Marco Levi	—	—
Beatriz Garcia Cos Muntanola	—	—
José María Alapont	15,000	*
Bruce L. Crockett	6,000	*
Stuart E. Eizenstat	56,632	*
Manuel Garrido y Ruano	870	*
Marta de Amusategui y Vergara	—	—
Juan Villar-Mir de Fuentes	—	—
Directors and Executive Officers as a Group	145,299

*	Less than one percent (1%)

(1)Includes 24,297 shares issuable upon exercise of options over ordinary shares which options which expire on November 24, 2026. Includes 60,024 shares issuable upon exercise of options over ordinary shares which options which expire on June 11, 2027. The options referred to above were issued under the Ferroglobe PLC Equity Incentive Plan (EIP) under which awards may be made to selected employees of the Company. Awards under the EIP have been made to members of senior management, including to Mr. López Madrid on the terms set out in “– Compensation” above.

ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

The following table sets forth certain information regarding beneficial ownership of shares by each stockholder known by us to be the beneficial owner of more than 5% of our shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Percentage of ownership is based on 169,197,366 shares outstanding (excluding those held in Treasury) on March 11, 2021.

	Number of Shares	Percentage of
	Beneficially Owned	Outstanding Shares
Grupo Villar Mir, S.A.U.	91,125,521	53.8%

As reported on Schedule 13G, filed on February 11, 2021, Adage Capital Partners, L.P., Adage Capital Partners GP, L.L.C. and Adage Capital Advisors, L.L.C. (together, the “Adage Entities”) have ceased to beneficially own 5% or more of the Company’s outstanding shares.

The Company’s shareholders do not have different voting rights.

As of March 11, 2021, Ferroglobe had four record holders in the United States, holding all of our outstanding shares. One of these shareholders is Cede & Co. The shares held by Cede & Co as record holder are held for underlying beneficial holders holding in ‘street name’.

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

Registration rights agreement

On December 23, 2015, we entered into a registration rights agreement with Grupo VM and Mr. Kestenbaum pursuant to which we granted certain registration rights to each of Grupo VM and Mr. Kestenbaum. This agreement is no longer relevant.

Agreements with executive officers and key employees

We have entered into agreements with our executive officers and key employees. See “Item 6.A.—Directors, Senior Management and Employees—Directors, Senior Management and Employees.”

VM Energía and Energya VM

Under contracts entered into with FerroAtlántica S.A.U., (“FAU”) on June 22, 2010 and December 29, 2010 (assigned to FerroAtlántica de Boo, S.L.U. (“FAU Boo”) and to FerroAtlántica de Sabon, S.L.U. (“FAU Sabon”) in August 2019 in anticipation of the FAU Disposal), and with Hidro Nitro Española on December 27, 2012 (assigned to FerroAtlántica del Cinca when Hidro Nitro Española was sold in December 2018), VM Energía supplies the energy needs of the Boo, Sabón and Monzón electrometallurgy facilities, as a broker for FAU (now FAU Boo or FAU Sabon, as appropriate) and Hidro Nitro Española (now FerroAtlántica del Cinca) in the wholesale power market. The contracts allow FAU (now FAU Boo or FAU Sabon, as appropriate) and Hidro Nitro Española (now FerroAtlántica del Cinca) to buy energy from the grid at market conditions without incurring costs normally associated with operating in the complex wholesale power market, as well as to apply for fixed price arrangements in advance from VM Energía, based on the energy markets for the power, period and profile applied for. The contracts have a term of one year, which can be extended by the mutual consent of the parties to the contract. The contracts were renewed in January 2019 and will renew annually for up to three years unless terminated. The contracts were again renewed in January 2020. The relevant contracting party within the Ferroglobe group pays VM Energía a service charge in addition to paying for the cost of energy purchase from the market. For the fiscal year ended December 31, 2020, FAU Boo, FAU Sabon and FerroAtlantica del Cinca’s obligations to make payments to VM Energía under their respective agreements for the purchase of energy plus the service charge amounted to $16,924 thousand, $14,334 thousand and $8,643 thousand, respectively. For the fiscal year ended December 31, 2019, FAU Boo, FAU Sabon and FerroAtlantica del Cinca’s obligations to make payments to VM Energía under their respective agreements for the purchase of energy plus the service charge amounted to $27,355 thousand, $16,939 thousand and $20,736 thousand, respectively. These contracts are similar to contracts FerroAtlántica signs with other third-party brokers.

Under contracts entered into with Rocas, Arcillas y Minerales SA (“RAMSA”) on December 3, 2010 and with Cuarzos Industriales SA (“CISA”) on April 27, 2012, VM Energía supplied the energy needs of the mining facilities operated by those companies, as a broker for RAMSA and CISA in the wholesale power market. RAMSA and CISA are both subsidiaries of the Company operating in the mining sector. These agreements superseded in 2019 by agreements entered into as of 15 March 2019 between VM Energía and each of RAMSA and CISA pursuant to which VM Energía provides equivalent intermediary services for term of one year, renewing annually. For the fiscal year ended December 31, 2019, RAMSA was obliged to make payments to VM Energía of $454 thousand under its agreements then in force with VM Energía and CISA was obliged to make payments to VM Energía of $222 thousand under its agreements then in force with VM Energía. For the fiscal year ended December 31, 2020, RAMSA and CISA’s obligations to make payments to VM Energía under their respective agreements amounted to $427 thousand and $220 thousand respectively; these obligations amounted $454 thousand and $222 thousand respectively as of December, 31, 2019.

Additionally, for the fiscal year ended December 31, 2020, 2019 and 2018, Enérgya VM invoiced other subsidiaries of FerroAtlántica for a total amount of $79 thousand, $89 thousand and $80 thousand, respectively.

On June 2020, FerroAtlántica del Cinca and VM Energía entered into a collaboration agreement by virtue of which VM Energía is allowed to use Monzon’s grid connection point and high voltage electrical assets for a PV installation project, electricity from which will be supplied to FerroAtlántica del Cinca.

On February 24, 2021, FerroAtlántica de Sabón and VM Energía entered into a collaboration agreement by virtue of which VM Energía is allowed to use Sabón’s grid connection point and high voltage electrical assets for a PV installation project, electricity from which will be supplied to FerroAtlántica de Sabón.

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

Under a contract entered into on January 1, 2004, Espacio I.T. provided FAU with information processing, data management, data security, communications, systems control and customer support services. The contract was assigned to Servicios shortly prior to the FAU Disposal; it has a one-year term, subject to automatic yearly renewal, unless terminated with notice provided three months prior to the scheduled renewal. The base yearly amount due under the contract for these services is $641 thousand, exclusive of VAT and subject to inflation adjustment. For the period from January 1, 2019 to August 13, 2019 when the contract was assigned to Servicios and for the fiscal years ended December 31, 2018 and 2017 FerroAtlántica’s obligations to make payments to Espacio I.T. under this agreement amounted to $1,101 thousand, $954 thousand and $889 thousand, respectively. For the period from August 14, 2019 to December 31, 2019, Servicios’s obligations to make payments to Espacio IT under this agreement amounted to $552 thousand. For the year ended December 31, 2020, Servicios’s obligations to make payments to Espacio IT under this agreement amounted to $1,406 thousand.

Under a contract entered into on January 1, 2006, Espacio I.T. provides FerroPem, SAS with information processing, data management, data security, communications, systems control and customer support services. The contract has a one-year term, subject to automatic yearly renewal, unless terminated with notice provided three months prior to the scheduled renewal. The base yearly amount due under the contract for these services is $826 thousand, exclusive of VAT and subject to inflation adjustment. For the fiscal years ended December 31, 2020 and 2019, FerroPem, SAS’s obligations to make payments to Espacio I.T. under this agreement amounted to $823 thousand and $866 thousand, respectively.

Under a contract entered into on January 1, 2009, Espacio I.T. provides Silicon Smelters (Pty), Ltd. with services including the maintenance and monitoring of the company’s network, servers, applications, and user workstations, as well as standard software licenses. The contract has a one‑year term, subject to automatic yearly renewal, unless terminated with notice three months prior to the scheduled renewal. The base yearly amount due under the contact is $266 thousand, subject to inflation adjustment. For the fiscal years ended December 31, 2020 and 2019, Silicon Smelters (Pty), Ltd.’s obligations to make payments to Espacio I.T. under this agreement amounted to $264 thousand and $254 thousand, respectively.

Under a contract entered into on May 2, 2016, Espacio I.T. provides Quebec Silicon with services including the maintenance and monitoring of its network, servers, applications, and user workstations, as well as standard software licenses at Quebec Silicon. The contract has a one‑year term, subject to automatic yearly renewal, unless terminated with notice three months prior to the scheduled renewal. The base yearly amount due under the contract is $148 thousand, subject to inflation adjustment. For the fiscal years ended December 31, 2020 and 2019, payments made under this contract to Espacio I.T. were $141 thousand and $138 thousand, respectively.

Espacio I.T. also provides development services to FerroAtlántica under a contract dated July 21, 2017 for enhancements to Gesindus, FerroAtlántica’s ERP system, and hosting services in connection with the company’s document management system under a contract dated February 22, 2017, both on an ongoing basis. FerroAtlántica had transactions with Espacio I.T. under the former contract for the Gesindus development services for the fiscal year ended December 31, 2019 of $9 thousand, and under the latter contract for the hosting services for the fiscal years ended December 31, 2020 and 2019 of $101 thousand and $197 thousand, respectively.

Under a contract dated November 23, 2015 Espacio I.T. provided development services to FerroAtlántica for separate enhancements to Gesindus. For the fiscal years ended December 31, 2017 and 2016, FerroAtlántica paid Espacio I.T. $182 and $531 thousand, respectively, for these services which were terminated in 2017. From September 2016 to August 2019, Espacio I.T. procured for FerroAtlántica and managed its individual user and server licenses from Microsoft, on preferential terms and without charging any commission or mark-up in cost. There was no contract currently in place in relation to these arrangements and the amounts invoiced in connection with this arrangement in the fiscal years ended December 31, 2019, 2018 and 2017 were $1,161 thousand, $1,017 thousand and $326 thousand, respectively. Since August 2019, arrangements have been in place to procure these licenses from Microsoft directly or via other non-related parties. Espacio I.T. also provides Grupo FerroAtlántica with IT outsourcing services in connection with the Mangshi facility in China and provided Hidro Nitro Española with IT services, for neither of which is there a formal contract in place. The amounts invoiced in connection with these services for the fiscal years ended December 31, 2018, 2017 and 2016, $58 thousand, $88 thousand and $171 thousand, respectively paid by Grupo FerroAtlántica and $227 thousand, $232 thousand, $224 thousand, and $224 thousand, respectively paid by Hidro Nitro Española (or in the case of 2019 and 2018, by FerroAtlántica del Cinca).For the year ended December 31, 2020,Grupo FerroAtlántica’s obligations to make payments to Espacio IT in connection with the Mangshi facility in China amounted to $41 thousand. For the year ended December 31, 2020, FerroAtlántica del Cinca obligations to make payments to Espacio IT in connection with these services amounted to $232 thousand.

For the fiscal years ended December 31, 2020 and 2019, Espacio I.T. and other subsidiaries of Grupo VM involved in the provision of IT services invoiced FAU and other subsidiaries of Grupo FerroAtlántica and Ferroglobe PLC in a total amount of $161 thousand and $144 thousand, respectively.

Other agreements with Grupo VM

Under the terms of a loan agreement entered into on 24 July 2015 between FerroAtlántica and Inmobiliaria Espacio, S.A. (“IESA”), the ultimate parent of Grupo VM, FerroAtlántica extended to IESA a credit line for treasury purposes of up to $20 million, of which $3.1 million (the “Loan”) remains outstanding. The credit line runs year on year for a maximum period of 10 years and amounts outstanding under it (including the Loan) bear interest annually at the rate equal to the EURIBOR three month rate plus 2.75 percentage points. The availability of the credit line may be cancelled at the end of any year or at any time by IESA. On April 20, 2020 this agreement was amended so the credit line amount was reduced to approximately $2.5 million.

Calatrava RE, a Luxembourg affiliate of Grupo VM, is a reinsurer of the Company’s global marine and property insurance programs. The property and marine cargo insurances are placed with Mapfre Global Risks S.A. with whom the Company contracts for the provision of this insurance. In the period to April 2018, Calatrava RE was a reinsurer of the Company’s third party liability insurance, arranged through QBE, with whom the Company contracted for the provision of this insurance. In April 2018, the Company moved to another insurer for its third party liability cover globally, which ended Calatrava RE’s participation in this program. There are no contracts directly in place between the Company and Calatrava RE.

On April 2, 2012 FAU entered into a lease agreement with Torre Espacio Castellana S.A (“Torre Espacio”), then a Grupo VM company, of the office premises occupied by FerroAtlántica on the 45th floor south of the Torre Espacio building in Madrid. This lease runs until 2023 and the rent payable under it is $507 thousand per annum. On August 9, 2007, FAU entered into a lease agreement with Torre Espacio of the office premises on the 49th floor of the Torre Espacio building in Madrid and parking facilities occupied or used by FerroAtlántica there. This lease runs until 2023 and the rent payable under it is $1,056 thousand per annum. In August 2019 the leases made with FAU were assigned to Servicios in anticipation of the FAU Disposal. On October 1, 2019, Servicios entered into a lease agreement with Torre Espacio of office premises on the 45th floor north of the Torre Espacio building in Madrid. This lease runs for three years, renewing annually for a further three years thereafter unless terminated and the rent payable under it is $222 thousand per annum. The whole of Grupo VM’s interest in Torre Espacio Castellana S.A was sold to a third party in 2015. Torre Espacio Gestión SLU, a wholly owned subsidiary of Grupo VM, manages the premises which are the subject of the leases on behalf of Torre Espacio, including collecting rents and other payments under the terms of the leases from FerroAtlántica on behalf of Torre Espacio. On September 30, 2020 the contract between Torre Espacio Gestión, SLU and the owner of the premises was terminated so this transaction does not involve a Grupo VM subsidiary and should therefore not be considered a related-parties transaction anymore. For the period from January 1, 2020 to September 30, 2020, Servicios’ obligations to make payments under those agreements amounted to $1,235 thousand.

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

In July 2019, the Solar JV was unwound on the following terms:

●	FerroAtlántica acquired the whole of the share capital of OpCo for €1;
●	Aurinka PV acquired 1% of SFS’s interest in the share capital of R&DCo for €1, such that, following such disposal, R&DCo is owned as to 50% by SFS and, following the disposal of its 49% shareholding by Blue Power to Aurinka PV, 50% by Aurinka PV;
●	SFS agreed to sell certain patents to R&DCo for €1;
●	arrangements were made between;
o	Aurinka PV and OpCo pursuant to which Aurinka PV will continue to maintain the Puertollano plant for a monthly fee of $33.6 thousand and for a maximum term expiring on December 31, 2020. Amounts paid pursuant to these arrangements in the fiscal year ended December 31, 2019 totalled $404;
o	Aurinka PV and FerroAtlántica, FAU and Opco for the payment by the latter of the sum of $2,800 thousand and the grant by Opco to Aurinka of an option to purchase certain equipment with a book value of approximately $6,721 thousand for the sum of $1,120 thousand, in satisfaction of any claim Aurinka PV might otherwise have in relation to the termination of the Solar JV;
o	Aurinka PV and FerroAtlántica, Silicio and Opco for the marketing and promotion of the sale of the OpCo and SFS’s rights in R&DCo, including a right of first refusal to Aurinka PV to purchase such assets owned by Opco on equivalent terms to those offered by a third party buyer during the period ending December 31, 2020 and a right of first refusal to Aurinka PV to purchase the 50% shares in R&DCo owned by SFS.
●	save as set out above, all arrangements in place with Blue Power or Aurinka PV in relation to OpCo or R&DCo and any rights or claims which Aurinka PV or Blue Power might have in relation thereto were brought to an end.

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

Shareholder litigations

On January 22, 2019, a claimed shareholder plaintiff, Lance Treankler, filed a putative class action complaint against Ferroglobe PLC, former CEO Pedro Larrea and former CFO Phillip Murnane in the U.S. District Court for Southern District of New York in Manhattan, alleging that certain of the Company’s public disclosures prior to its November 26, 2018 third quarter earnings press release were materially false or misleading when made and failed to disclose material adverse facts about the Company’s business, operations, and prospects in violation of the U.S. securities laws.  On March 19, 2019, another claimed shareholder plaintiff, Jam-Wood Holdings LLC, filed a substantially identical complaint in the same court, which was consolidated with the Treankler action, with Mr. Treankler serving as lead plaintiff. In response, the Company and Messrs. Larrea and Murnane filed motions to dismiss the consolidated complaint for failure to state a valid claim.  On November 10, 2020, the Court granted those motions and dismissed the complaint with prejudice. The plaintiffs did not appeal the dismissal, which is final.

In December 2019, another claimed shareholder plaintiff, Paul Mikula, filed a shareholder derivative action in New York state court against the Company’s current and certain former directors, asserting derivative claims for breach of fiduciary duty, corporate waste and unjust enrichment, based on factual allegations substantially similar to those made in the Treankler litigation. In March 2021, the parties filed an agreed stipulation and order of dismissal without prejudice, which the court endorsed on March 4, 2021.  The Company considers the matter closed.

Asbestos-related claims

Certain employees of FerroPem, SAS, then known as Pechiney Electrometallurgie, S.A. (“PEM”), may have been exposed to asbestos at its plants in France in the decades prior to FerroAtlántica Group’s purchase of that business in December 2004. During the period in question, PEM was wholly-owned by Pechiney Bâtiments, S.A., which had certain indemnification obligations to FerroAtlántica pursuant to the 2004 Share Sale and Purchase Agreement under which our FerroAtlántica acquired PEM. As of December 31, 2020, approximately 100 such employees have “declared” asbestos-related injury to the French social security agencies. Approximately, three quarters of these cases now have been closed.  Of the remaining cases, approximately half include assertions of “inexcusable negligence” (“faute inexcusable”) which, if upheld, may lead to material liability in the aggregate on the part of FerroPem.  Other employees may declare further asbestos-related injuries in the future, and may likewise assert inexcusable negligence. Litigation against, and material liability on the part of, FerroPem will not necessarily arise in each case, and to date a majority of such declared injuries have been minor and have not led to significant liability on Ferropem’s part. Whether liability for “inexcusable negligence” will be found is determined case-by-case, often over a period of years, depending on the evolution of the claimant’s asbestos-related condition, the possibility that the claimant was exposed while working for other employers and, where asserted, the claimant’s ability to prove inexcusable negligence on PEM’s part. Because of these and other uncertainties, no reliable estimate can be made of FerroPem’s eventual liability in these matters, with exception of three grave cases that were litigated through the appeal process and in which claimants’ assertions of inexcusable negligence were upheld against FerroPem. Liabilities in respect to asbestos-related claims have been recorded at December 31, 2020 at an estimated amount of $1,080 thousand.

Environmental matters

Since 2016, GMI has been negotiating with the U.S. Department of Justice (the “DOJ”) and the U.S. Environmental Protection Agency (the “EPA”) to resolve two Notices of Violation/Findings of Violation (“NOV/FOV”) that the EPA issued to the Beverly facility.  The first NOV/FOV was issued on July 1, 2015 and alleges certain violations of the Prevention of Significant Deterioration (“PSD”) and New Source Performance Standards provisions of the Clean Air Act associated with a 2013 project performed at GMI’s Beverly facility.  Specifically, the July 2015 NOV/FOV alleges violations of the facility’s existing operating and construction permits, including allegations related to opacity emissions, sulfur dioxide and particulate matter emissions, and failure to keep necessary records and properly monitor certain equipment.  The second NOV/FOV was issued on December 6, 2016, and arises from the same facts as the July 2015 NOV/FOV and subsequent EPA inspections. The second NOV/FOV alleges opacity exceedances at certain units, failure to prevent the release of particulate emissions through the use of furnace hoods at a certain unit, and the failure to install Reasonably Available Control Measures (as defined) at certain emission units at the Beverly facility. Since that time, GMI and the authorities have continued negotiations regarding potential resolution of the NOV/FOVs, which negotiations are ongoing.  As part of the ongoing consent process to resolve the NOVs/FOVs, the authorities could demand that GMI install additional pollution control equipment or implement other measures to reduce emissions from the facility, as well as pay a civil penalty.  At this time, however, GMI is unable to determine the extent of potential injunctive relief or the amount of civil penalty a negotiated resolution of this matter may entail. Should the DOJ and GMI be unable to reach a negotiated resolution of the NOVs/FOVs, the authorities could institute formal legal proceedings for injunctive relief and civil penalties. The statutory maximum penalty is $93,750 per day per violation, from April 2013 to the present.

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

On October 25, 2012, Mr. López Madrid was called as “investigado” along with several other directors of Bankia, S.A. and Banco Financiero y de Ahorros, S.A. (“BFA”), by a Spanish court investigating whether they were involved in the misrepresentation of the financial condition of Bankia, S.A. in connection with its initial public offering. The public prosecutor did not file formal charges against Mr. López Madrid and asked the Court for the termination of the proceedings regarding Mr. López Madrid. However, in Spanish criminal proceedings private parties (such as political parties, unions or private investors) can also accuse “investigados” in a proceeding and, in the case at hand, some of the private accusing parties did include Mr. López Madrid in their accusation briefs and therefore Mr. López Madrid is deemed an accused party. As publicly announced, Mr. López Madrid and his family were themselves damaged as a result of the initial public offering as they invested in shares and lost approximately 20 million euros. Mr. López Madrid has advised the Company that he vehemently denies the allegations against him in this matter.  On November 26, 2018, the Spanish court commenced a trial on the aforementioned private party accusations, which concluded on October 1, 2019.  The trial has finally been closed and he has been found not guilty.

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

On June 10, 2014, a physician (the “Physician”), who had previously treated Mr. López Madrid’s family, was called as “investigado” in connection with criminal allegations that the Physician had harassed Mr. López Madrid, his family and his associates through anonymous phone calls and messages making false accusations and serious threats, which were received daily over a period of several months. On September 24, 2014, Mr. López Madrid was called as “investigado” by a Spanish investigative court in connection with criminal allegations that he had harassed the Physician. The court dismissed the complaint of the Physician, although subsequent investigations are being conducted by an appeal court. The trial order is appealed and the Public Prosecutor's Office has not filed an indictment.

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

B.    Significant Changes

On July 31, 2017, the Company entered into an accounts receivable securitization program, where trade receivables generated by the Company’s subsidiaries in the United States, Canada, Spain and France were sold to Ferrous Receivables DAC, a special purpose entity domiciled and incorporated in Ireland (the “SPE”). The program was initially financed by ING Bank N.V., as senior lender, and Finacity Capital Management Inc. (“Finacity”), as intermediate subordinated lender and control party. As sales of the Company’s products to customers occurred, eligible trade receivables were sold to the SPE at an agreed upon purchase price. On December 10, 2019, the Company refinanced the program and amended and restated its terms; the SPE repaid the remaining senior loans to ING with the proceeds of new senior loans issued by an affiliate of  U.S.-based Sound Point Capital Management LP, Finacity remains as intermediate subordinated lender and the Company’s European subsidiaries continue as senior subordinated and junior subordinated lenders. The Company’s subsidiaries in the United States and Canada repurchased all outstanding receivables that had they had previously sold to the SPE so that such receivables could form part of the borrowing base for the North American asset-based revolving credit facility (the “ABL Revolver”). This program has a two-year term expiring December, 10, 2021. The Company does not own shares in the SPE or have the ability to appoint its directors. See note 30.

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

On February 6, 2020, the Company entered an amended and restated accounts receivables securitization program. The senior lender’s commitments under the amended and restated securitization program are $150,000 thousand. Finacity remained as intermediate subordinated lender providing a cash consideration of $2,808 thousand, and the Company’s European subsidiaries continued as senior subordinated and junior subordinated lenders as well as, having interests in the senior and intermediate subordinated loan tranches.

On October 2, 2020, the Company ended the receivables funding agreement and cancelled the securitization structure, signing a new factoring agreement with “Leasing and Factoring Agent”, for anticipating the collection of receivables of the Company’s European entities. As a result of the agreement, the Leasing and Factoring Agent provided a cash consideration of circa $48.8 million, repurchased the receivables portfolio sold to the SPE on September 28, and consequently assumed the loan tranche of the senior borrower to the SPE. Also, the Senior loan and intermediate subordinate loan tranches were paid with internal sources of funds.

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

Director Liability

Under English law, members of the Board may be liable to us for negligence, default, breach of duty or breach of trust in relation to us. Any provision that purports to exempt a director from such liability is void. Subject to certain exceptions, English law does not permit us to indemnify a director against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to us. The exceptions allow us to:

●	purchase and maintain director and officer insurance against any liability attaching in connection with any negligence, default, breach of duty or breach of trust owed to us;

●	provide a qualifying third party indemnity provision which permits us to indemnify its directors (and directors of an “associated company” (i.e., a company that is a parent, subsidiary or sister company of Ferroglobe) in respect of proceedings brought by third parties (covering both legal costs and the amount of any adverse judgment), except for: (i) the legal costs of an unsuccessful defense of criminal proceedings or civil proceedings brought by us an associated company, or the legal costs incurred in connection with certain specified applications by the director for relief where the court refuses to grant the relief; (ii) fines imposed in criminal proceedings; and (iii) penalties imposed by regulatory bodies;

●	loan funds to a director to meet expenditure incurred in defending civil and criminal proceedings against him or her (even if the action is brought by us), or expenditure incurred applying for certain specified relief, but subject to the requirement for the director or officer to reimburse us if the defense is unsuccessful; and

●	provide a qualifying pension scheme indemnity provision, (which allows us to indemnify a director of a company that is a trustee of an occupational pension scheme against liability incurred in connection with such company’s activities as a trustee of the scheme (subject to certain exceptions).

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

Director Removal or Termination of Appointment

The general meeting of shareholders will, at all times, have the power to remove a member of the Board by an ordinary resolution, being a resolution passed by a simple majority of votes cast. The Articles also provide that a member of the Board will cease to be a director as soon as:

●	the director ceases to be a director by virtue of any provision of the U.K. Companies Act 2006 (including, without limitation, section 168) or he becomes prohibited by applicable law from being a director;

●	the director becomes bankrupt or makes any arrangement or composition with the director’s creditors generally;

●	a registered medical practitioner who is treating that person gives a written opinion to us stating that that person has become physically or mentally incapable of acting as a director and may remain so for more than three months;

●	by reason of the director’s mental health a court makes an order which wholly or partly prevents the director from personally exercising any powers or rights he would otherwise have;

●	the director resigns from office by notice in writing to us;

●	in the case of a director who holds any executive office, the director’s appointment as such is terminated or expires and the Board resolves that he should cease to be a director;

●	the director is absent for more than six consecutive months, without permission of the Board, from meetings of the Board held during that period and the Board resolves that the director should cease to be a director; or

●	the director dies.

Committees

Subject to the provisions of the Articles, the directors may delegate any of the powers which are conferred on them under the Articles:

●	to a committee consisting of one or more directors and (if thought fit) one or more other persons, to such an extent and on such terms and conditions as the Board thinks fit (and such ability of the directors to delegate applies to all powers and discretions and will not be limited because certain articles refer to powers and discretions being exercised by committees authorized by directors while other articles do not);
●	to such person by such means (including by power of attorney), to such an extent, and on such terms and conditions, as they think fit including delegation to any director holding any executive office, any manager or agent such of its powers as the Board considers desirable to be exercised by him; or

●	to any specific director or directors (with power to sub-delegate). These powers can be given on terms and conditions decided on by the directors either in parallel with, or in place of, the powers of the directors acting jointly.

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

The maximum advances granted by the lender are up to the lesser of (a) $100 million and (b) the Formula Amount. The Formula Amount at any time will be determined by referent to the most recent Borrowing Base Certificate delivered to PNC Bank, N.A. (the Agent), and is equal to (a) up to 85% of Eligible Receivables plus (b) the lesser of:

●	up to 75% of the cost of Eligible Inventory and eligible foreign-in transit inventory;
●	up to 85% of the appraised net orderly liquidation value of Eligible inventory, minus (c) Reserves, if any.

The Formula Amount is subject to the following limits:

●	inventory to account for up to 65% of the Formula Amount;
●	Canadian inventory up to $20 million;
●	eligible in-transit inventory of up to $10 million;
●	consigned inventory of up to $7.5 million;
●	stores and spare parts inventory of up to $2 million;
●	packaging materials inventory of up to $500 thousand; and
●	receivables aged 90 to 120 days due of up to $5 million.

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

The aplicable margin is based on the average undrawn availability of the ABL Revolver. The undrawn availability is an amount equal to:

●	the lesser of (i) $100 million and (ii) the Formula Amount; minus
●	the maximum undrawn amount of all outstanding letters of credit; minus
●	the outstanding amount of revolving advances and swing loans.

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

Repayment of the ABL in March, 2021

On March 16, 2021, the Company has repaid in its entirety the remaining balance at the date for an amount equal to $39,476 thousand, cancelling its obligations derived from the contract. See Note 30.

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

Discussions with Ad Hoc Group of Noteholders and Key Financial Partners

On November 25, 2020  Ferroglobe PLC (the “Company”) entered into confidentiality agreements (the “Confidentiality Agreements”) with certain holders (the “Ad Hoc Group of Noteholders”) of the 9.375% Senior Notes due 2022 (the “Notes”) issued by the Company and Globe Specialty Metals, Inc., to facilitate discussions addressing the maturity of the Notes and the introduction of further capital to the Company. On February 1, 2021, discussions with the Ad Hoc Group of Noteholders have been constructive and the Company is aiming to conclude them shortly. See Note 30 for further information.

REINDUS Loan

On September 8, 2016, FerroAtlántica, S.A.U., as borrower, and the Spanish Ministry of Industry, Tourism and Commerce (the “Ministry”), as lender, entered into a loan agreements under which the Ministry made available to the borrower a loan in aggregate principal amount of €44.9 million, in connection with the industrial development projects relating to our solar grade silicon project. FAU transferred the loan to OPCO before its sale. See “Item 4.B.—Information on the Company—Business Overview—Research and Development (R&D)—Solar grade silicon.” The loan of €44.9 million is to be repaid in seven installments starting on 2023 and completed by 2030.  Interest on outstanding amounts under each loan accrues at an annual rate of 3.55%. As of December 31, 2020, the balance of the remaining loan has been presented within Non current and Current liabilities (See Note 30).

Use of the proceeds of the outstanding loan was limited to the period between January 1, 2016 and May 24, 2019. On May 24, 2019, a report on uses of the loan was presented to the Ministry. Due to the Covid 19 pandemic and its effects on administrative procedures, no results have been received from the Ministry. The best estimate as of date is that any outcome will be received early next year.

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

The Company is also engaged as master servicer to the SPE whereby the Company is responsible for the cash collection, reporting and cash application of the sold receivables. As master servicer, the Company earns a fixed rate management fee due to the purchase discount percentage but depends on the volume of assets and an additional servicing fee which entitles the Company to a residual interest upon monthly liquidation of the SPE. The additional servicing fee will only be paid out on monthly liquidation of the SPE and from any excess cash flows remaining after all lenders to the SPE have been repaid. On October 2, 2020, the Company ended the receivables funding agreement and cancelled the securitization program (See Note 10).

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

Other material contracts

See also “Item 7.B.—Major Shareholders and Related Party Transactions—Related Party Transactions.” and  “Item 5.B.—Liquidity and Capital Resources”.

D.    Exchange Controls

See “Item 3.D.—Key Information—Risk Factors—Risks Related to Our Ordinary Shares.”

E.    Taxation.

U.S. federal income taxation

The following is a discussion of the material U.S. federal income tax consequences to U.S. holders (as defined below) of the ownership and disposition of ordinary shares. The discussion is based on and subject to the Code, the U.S. Treasury Regulations promulgated thereunder, administrative rulings and court decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. The discussion applies only to U.S. holders that acquire ordinary shares in exchange for cash in this offering and hold ordinary shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). The discussion also assumes that we will not be treated as a U.S. corporation under Section 7874 of the Code. The discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders in light of their personal circumstances, including any tax consequences arising under the Medicare contribution tax on net investment income, or to such shareholders subject to special treatment under the Code, such as:

●	banks, thrifts, mutual funds, insurance companies, and other financial institutions,
●	real estate investment trusts and regulated investment companies,
●	traders in securities who elect to apply a mark-to-market method of accounting,
●	brokers or dealers in securities or foreign currency,

●	tax-exempt organizations or governmental organizations,
●	individual retirement and other deferred accounts,
●	U.S. holders whose functional currency is not the U.S. Dollar,
●	U.S. expatriates and former citizens or long-term residents of the United States,
●	“passive foreign investment companies,” “controlled foreign corporations,” and corporations that accumulate earnings to avoid U.S. federal income tax,
●	persons subject to the alternative minimum tax,
●	shareholders who hold ordinary shares as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction,
●	“S corporations,” partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein),
●	persons that actually or constructively own 10% or more of our voting stock, and
●	shareholders who received their ordinary shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

The discussion does not address any non-income tax consequences or any foreign, state or local tax consequences. For purposes of this discussion, a U.S. holder means a beneficial owner of ordinary shares who is:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any subdivision thereof, or that is otherwise treated as a U.S. tax resident under the Code;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

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

These paragraphs may not relate to certain classes of holders of ordinary shares, such as (but not limited to):

●	persons who are connected with the Company;
●	insurance companies;
●	charities;
●	collective investment schemes;
●	pension schemes;
●	brokers or dealers in securities or persons who hold ordinary shares otherwise than as an investment;
●	persons who have (or are deemed to have) acquired their ordinary shares by virtue of an office or employment or who are or have been officers or employees of the Company or any of its affiliates; and
●	individuals who are subject to U.K. taxation on a remittance basis.

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

A nil rate of income tax will currently apply to the first £2 thousand of dividend income received by an individual shareholder in a tax year (the “Nil Rate Amount”), regardless of what tax rate would otherwise apply to that dividend income. Any dividend income received by an individual shareholder in a tax year in excess of the Nil Rate Amount will be subject to income tax at dividend rates determined by thresholds of income, as follows:

●	at the rate of 7.5%, to the extent that the relevant dividend income falls below the threshold for the higher rate of income tax;

●	at the rate of 32.5%, to the extent that the relevant dividend income falls above the threshold for the higher rate of income tax but below the threshold for the additional rate of income tax; and
●	at the rate of 38.1%, to the extent that the relevant dividend income falls above the threshold for the additional rate of income tax.

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

Notes and cross currency swap

In February 2017, the Company completed a restructuring of its finances which included the issuance of $350,000 thousand 9.375% senior notes due 2022 (the “Notes”) and the repayment of certain existing indebtedness denominated in a number of currencies across its subsidiaries. The Company is exposed to foreign exchange risk as the interest and principal of the Notes is payable in US dollars, whereas its operations principally generate a combination of U.S. Dollar and Euro cash flows. Following approval by the Board, the Company entered into a cross-currency interest rate swap (the “CCS”) to exchange 55% of the principal and interest payments due in U.S. Dollars for principal and interest payments in Euros. Under the CCS, on a semi-annual basis the Company will receive interest of 9.375% on a notional amount of $192,500 thousand and pay interest of 8.062% on a notional amount of €176,638 thousand and it will exchange these Euro and U.S. Dollar notional amounts at maturity of the Notes in 2022. The timing of payments of interest and principal under the CCS coincide exactly with those of the Notes. In March, 2020, the Company closed out the cross currency swap resulting in the receipt of cash proceeds of $3,608 thousand. The fair value of the CCS at December 31, 2020 was $ nil thousand (2019: $9,600 thousand).

The Parent Company, which has a Euro functional currency, designated $150,000 thousand of the notional amount of the CCS as a cash flow hedge of the variability of the Euro functional currency equivalents of the future US dollar cash flows of $150,000 thousand of the principal amount of the Notes. The remaining $42,500 thousand of the notional amount of the CCS was not designated as a cash flow hedge before closed out and was accounted for at fair value through profit or loss, resulting in a gain of $3,164 thousand for the year ended December 31, 2020, which is recorded in financial derivative gain in the consolidated income statement (2019: $2,736 thousand).

Interest rate risk

Ferroglobe is exposed to interest rate risk in respect of its financial liabilities that bear interest at floating rates. These primarily comprise credit facilities and lease commitments for lease agreements following IFRS 16 implementation.

At December 31, the Company’s interest-bearing financial liabilities were as follows:

	2020
	Fixed rate	Floating rate	Total
	US$'000	US$'000	US$'000
Bank borrowings	—	107,607	107,607
Lease liabilities	—	22,536	22,536
Debt instruments	357,508	—	357,508
Other financial liabilities (*)	63,896	—	63,896
	421,404	130,143	551,547

(*)  Other financial liabilities comprise loans from government agencies and exclude derivative financial instruments.

	2019
	Fixed rate	Floating rate	Total
	US$'000	US$'000	US$'000
Bank borrowings	—	158,999	158,999
Obligations under finance leases	—	25,872	25,872
Debt instruments	354,951	—	354,951
Other financial liabilities (*)	56,939	—	56,939
	411,890	184,871	596,761

(*) Other financial liabilities comprise loans from government agencies and exclude derivative financial instruments.

The Company’s finance leases related to its Spanish hydroelectrical installations beared interest at a floating rate tied to EURIBOR. In May 2012, the Company entered into interest rate swaps to fix the interest payable in respect of these lease obligations, Spanish hydroelectrical assets have been sold at August 30, 2019, the lease and its interest rate swap was paid totally by Ferroglobe before the sale of the business. During the year ended December 31, 2020 and 2019, the Company did not enter into any interest rate derivatives in relation to its interest bearing credit facilities. The market value of the Company’s interest rate swap derivatives at December 31, 2019 was nil.

At December 31, 2020, an increase of 1% in interest rates would have given rise to additional borrowing costs of $1,064 thousand (2019: $2,232 thousand).

Credit risk

Credit risk refers to the risk that a customer or counterparty will default on its contractual obligations resulting in financial loss. The Company’s main credit risk exposure relates to the following financial assets:

●	trade and other receivables; and

●	loans and receivables (other financial assets) arising from the Company’s accounts receivable securitization program.

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

Liquidity risk

The purpose of the Company’s liquidity and financing policy is to ensure that the Company keeps sufficient funds available to meet its financial obligations as they fall due. The Company’s main sources of financing are as follows:

●	$350,000 thousand aggregate principal amount of 9.375% senior unsecured notes due March 1, 2022 (the “Notes”). The proceeds from the Notes, issued by Ferroglobe and Globe (together, the “Issuers”) on February 15, 2017, were primarily used to repay certain existing indebtedness of the Parent Company and its subsidiaries. Interest is payable semi-annually on March 1 and September 1 of each year. If Ferroglobe experiences a change of control, the Company is required to offer to redeem the Notes at 101% of their principal amount (further information below).
●	$100,000 North-American asset-based, revolving credit facility (the “ABL Revolver”). Loans under the ABL Revolver may be borrowed, repaid and reborrowed at any time until the facility’s expiration date. The legal final maturity date of the ABL Revolver is October 11, 2024. The terms of the facility provide a spring forward provision which requires the ABL Revolver to be repaid on the date which is three months prior to the maturity date of the Company’s senior Notes (March 1, 2022), which would currently imply a facility repayment date of December 1, 2021. At December 31, 2020 $31,155 thousand was utilized.

On March 16, 2021, the Company has repaid in its entirety the remaining balance of the ABL, cancelling its obligations derived from the contract. See Note 30 Events after the reporting period.

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

None of these events occurred in any of the years ended December 31, 2020, 2019 and 2018.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15.     CONTROLS AND PROCEDURES.

A.Evaluation of disclosure controls and procedures

We maintain disclosure controls and procedures, as defined in Rules 13a 15(e) and 15d 15(e) of the U.S. Exchange Act, that are designed to ensure that information required to be disclosed by the Company in reports that we file or submit under the U.S. Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to our management, including our principal executive officer (Chief Executive Officer) and principal financial officer (Chief Financial Officer), as appropriate, to allow timely decisions regarding required disclosure. Disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Our management, under the supervision and participation of our Chief Executive Officer and Chief Financial Officer have conducted an evaluation of the effectiveness of our disclosure controls and procedures as of the end of December 31, 2020. Based on that evaluation, they have concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective due to the existence of material weaknesses, as described below under “Management’s annual report on internal control over financial reporting.”

Notwithstanding the conclusion by the Chief Executive Officer and Chief Financial Officer that our disclosure controls and procedures as of the period covered by this annual report were ineffective, and notwithstanding the material weaknesses in our internal control over financial reporting described below, management has concluded that the consolidated financial statements included in this annual report fairly present in all material respects our financial position, results of operations and cash flows as of the dates presented and for the periods ended on such dates.

B.    Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the U.S. Exchange Act. Our internal control over financial reporting is designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements.

An effective internal control system, no matter how well designed, has inherent limitations, including the possibility of human error or overriding of controls, and therefore can provide only reasonable assurance with respect to reliable financial reporting. Because of its inherent limitations, our internal control over financial reporting may not prevent or detect all misstatements, including the possibility of human error, the circumvention or overriding of controls, or fraud. Effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements.

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, management conducted an assessment of the effectiveness of our internal control over financial reporting as of the end of the period covered by this annual report based on criteria established in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on those criteria, management concluded that, as of the end of the period covered by this annual report, our internal control over financial reporting was not effective due to the existence of the material weaknesses described below.

Material weaknesses in internal control over financial reporting

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

-	Control environment

We did not maintain an effective control environment to enable the identification and mitigation of risk of the existence of potential material accounting errors. We have identified deficiencies in the principles associated with the control environment component of the COSO framework. Specifically, these control deficiencies constitute material weaknesses, either individually or in the aggregate, relating to the following principles: (i) our commitment to attract, develop, and retain competent individuals in alignment with objectives, and (ii) holding individuals accountable for their internal control related responsibilities in the pursuit of objectives.

The deficiencies identified are related to the oversight processes and procedures that guide individuals in applying internal control over financial reporting, the object of which is to prevent or detect material accounting errors. Additionally, Management determined the control environment at one subsidiary Ferroglobe Manganèse France in Dunkirk, where management did not have clear accountability for the internal control over financial reporting, as a result timely implementation of the corrective actions did not occur.

This material weakness in the control environment contributed to material weaknesses in the following components of the COSO framework.

-	Information and Communication

We have identified deficiencies in the principle associated with the information and communication component of the COSO framework.  Specifically, these control deficiencies constitute a material weakness in the aggregate, relating to the principle of obtaining, generating, and using relevant quality information used in our business process and related control activities, as described below, which supports the function of internal control.

-	Control Activities

We did not design and implement effective control activities based on the criteria established in the COSO framework. We have identified deficiencies in the principles associated with the control activities component of the COSO framework. Specifically, these control deficiencies constitute a material weakness in the aggregate, relating to the following principles: (i) selecting and developing control activities that contribute to the mitigation of risks to acceptable levels and (ii) deploys control activities through policies that establish what is expected and procedures that put policies into action.

We have identified a significant number of deficiencies in the operating effectiveness of our internal controls which constitute a material weakness, either individually or in the aggregate, including:

●	Controls over the oversight of the financial closing and reporting process, which did not operate effectively due to limited resources within our accounting and reporting team.
●	Controls over the assumptions and inputs used in our impairment evaluation of long-lived assets.

C. Attestation report of the registered public accounting firm

The report of Deloitte, S.L., our Independent Registered Public Accounting Firm, on our internal control over financial reporting is included herein.

D.Remediation of material weaknesses in internal control over financial reporting for 2020

Management has begun the process of designing corrective actions to remediate the identified material weaknesses. Implementation will require a substantial effort throughout 2021, and we will test the design and ongoing operating effectiveness of the new and existing controls in future periods.

We plan to implement the following steps to remediate the material weaknesses described above:

●	Hire additional personnel with the appropriate experience, certifications, education and training to perform key financial reporting and accounting positions, including key personnel in one subsidiary Ferroglobe Manganèse France in Dunkirk where internal control deficiencies were identified.
●	Enhance communications and trainings provided to employees regarding the importance of adhering to control procedures and maintaining proper documentation, including training control owners regarding internal control processes to mitigate identified risks and to maintain adequate documentation to evidence the effective design and operation of key processes and controls.
●	Implement additional internal controls over the financial reporting process, impairment evaluation of long-lived assets and relevant information used to support the system of internal control.

We believe these actions will be sufficient to remediate the identified material weaknesses and strengthen our internal control over financial reporting; however, there can be no guarantee that such remediation will be sufficient. We will continue to monitor the effectiveness of our controls and will make any further changes management determines appropriate.

Management plans to implement these process improvements and internal controls in 2021. These process improvements and internal controls will be implemented in 2021 and subjected to the Company’s annual evaluation and assessment of internal control over financial reporting. We cannot consider the material weaknesses remediated until the controls described above have operated for a sufficient period of time. We will evaluate the results of our control assessments to determine whether these controls are operating effectively and whether the material weaknesses above have been remediated as of December 31, 2021.

E.Changes in internal control over financial reporting

Except for the material weaknesses identified above, there were no changes in our internal control over financial reporting during the year ended December 31, 2020, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.     [RESERVED]

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT.

See “Item 6.C.—Directors, Senior Management and Employees—Board Practices—Committees of board of directors—Audit Committee.” Our Board of Directors has determined that Mr. Bruce Crockett qualifies as an “audit committee financial expert” under applicable SEC rules.

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

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table provides information on the aggregate fees billed by our principal accountant Deloitte or by other firms, to Ferroglobe PLC and subsidiaries, classified by type of service rendered for the periods indicated, in thousands of U.S. Dollars:

($ thousands)	2020	2019
Audit Fees	4,810	5,206
Audit-Related Fees	38	11
Tax Fees	3	29
Total	4,851	5,246

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

Audit Committee’s policy on pre-approval of audit and permissible non-audit services of the independent auditor

Subject to shareholder approval of the independent auditor, the Audit Committee has the sole authority to appoint, retain or replace the independent auditor. The Audit Committee is also directly responsible for the compensation and oversight of the work of the independent auditor. These policies generally provide that we will not engage our independent auditors to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee. The Audit Committee’s pre-approval policy, which covers audit and non-audit services provided to us or to any of our subsidiaries, is as follows:

●	The Audit Committee shall review and approve in advance the annual plan and scope of work of the independent external auditor, including staffing of the audit, and shall (i) review with the independent external auditor any audit-related concerns and management’s response and (ii) confirm that any examination is performed in accordance with the relevant accounting standards.
●	The Audit Committee shall pre-approve all audit services and all permitted non-audit services (including the fees and terms thereof) to be performed for us by the independent auditors, to the extent required by law. The Audit Committee may delegate to one or more Committee members the authority to grant pre-approvals for audit and permitted non-audit services to be performed for us by the independent auditor, provided that decisions of such members to grant pre-approvals shall be presented to the full Audit Committee at its next regularly scheduled meeting.

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

ITEM 16G.  CORPORATE GOVERNANCE.

As a “foreign private issuer,” as defined by the SEC, although we are permitted to follow certain corporate governance practices of England and Wales, instead of those otherwise required under NASDAQ rules for domestic issuers, we intend to follow the NASDAQ corporate governance rules applicable to foreign private issuers. While we voluntarily follow most NASDAQ corporate governance rules, we intend to take advantage of the following limited exemptions:

●	Exemption from filing quarterly reports on Form 10-Q or providing current reports on Form 8-K disclosing significant events within four days of their occurrence;
●	Exemption from Section 16 rules regarding sales of ordinary shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the U.S. Exchange Act;
●	Exemption from the NASDAQ rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the NASDAQ rules, as permitted by the foreign private issuer exemption;
●	Exemption from the requirement that our Board have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Currently, our Compensation Committee is composed entirely of independent directors, but we are not certain at this time that we would not take advantage of this exception in the future; and
●	Exemption from the requirements that director nominees are selected, or recommended for selection by our Board, either by (1) independent directors constituting a majority of our Board’s independent directors in a vote in which only independent directors participate, or (2) a nominations committee composed solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

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

ITEM 18.     FINANCIAL STATEMENTS.

Our Consolidated Financial Statements are included at the end of this annual report.

ITEM 19.     EXHIBITS.

Exhibit No.	Exhibit Description
1.1	Articles of Association of Ferroglobe PLC, dated as of October 26, 2017 (incorporated by reference to Exhibit 1.1 to the annual report on Form 20-F filed by the Company on April 30, 2018)

2.1	Description of securities (filed herewith to exhibit 2.1 to the annual report on Form 20-F filed by the Company on April 30, 2021)

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

4.1

Credit and Security Agreement dated October 11, 2019 among, inter alia, PNC Bank, NA, Globe Specialty Metals, Inc. and QSIP Canada ULC (filed herewith to exhibit 4.4 to the annual report on Form 20-F filed by the Company on May 29, 2020)

4.2

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

4.3†	Service Agreement, dated June 21, 2016, between Ferroglobe and Javier López Madrid (incorporated by reference to Exhibit 4.10 to the annual report on Form 20-F filed by the Company on May 1, 2017)

4.4†

Amendment, dated February 7, 2017, to the Service Agreement, dated June 21, 2016, between Ferroglobe and Javier López Madrid (incorporated by reference to Exhibit 4.11 to the annual report on Form 20-F filed by the Company on May 1, 2017)

4.5†	2016 Equity Incentive Plan (incorporated by reference to Exhibit 4.14 to the annual report on Form 20-F filed by the Company on April 30, 2018)

4.6

Lease Agreement, dated as of August 9, 2007, between Torre Espacio Castellana S.A and FerroAtlántica S.L.U. (incorporated by reference to Exhibit 10.26 to Amendment No. 1 to the Registration Statement on Form F-4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

Exhibit No.	Exhibit Description
4.7

Lease Agreement, dated as of April 2, 2012, between Torre Espacio Castellana S.A and FerroAtlántica S.L.U. (incorporated by reference to Exhibit 10.27 to Amendment No. 1 to the Registration Statement on Form F-4 filed by Ferroglobe (formerly known as VeloNewco Limited) with the SEC on June 24, 2015)

4.8

Lease Agreement, dated as of October 1, 2019, between Torre Espacio Gestión, S.L., and Grupo Ferroatlántica de Servicios, S.L.U. (filed herewith to exhibit 4.9 to the annual report on Form 20-F filed by the Company on May 29, 2020)

4.9

Registration Rights Agreement, dated as of December 23, 2015, among Ferroglobe, Grupo VM and Alan Kestenbaum (incorporated by reference to Exhibit 10.27 to the registration statement on Form F-1 filed by the Company on February 18, 2016)

4.10

New Debt Backstop Letter Agreement, dated as of March 27, 2021, among Ferroglobe PLC, Grupo Villar Mir, S.A.U., Tyrus Capital and the Ad Hoc Group Members (filed herewith as exhibit 4.10 to the annual report on Form 20-F filed by the Company on April 30, 2021)

4.11

New Equity Backstop Letter Agreement, dated as of March 27, 2021, among Ferroglobe PLC, Grupo Villar Mir, S.A.U., Tyrus Capital and the Ad Hoc Group Members (filed herewith as exhibit 4.11 to the annual report on Form 20-F filed by the Company on April 30, 2021)

4.12

Lock-Up Agreement, dated as of March 27, 2021, among Grupo Villar Mir, S.A.U, The Tyrus Backstop Provider, The Thyrus Pledgee, Ferroglobe PLC, Globe Specialty Metals, Inc., The Guarantors and The Consenting Noteholders (filed herewith as exhibit 4.12 to the annual report on Form 20-F filed by the Company on April 30, 2021)

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

Date: April 30, 2021

Ferroglobe PLC
(Registrant)

	By:	/s/ Marco Levi
Marco Levi
Principal Executive Officer

	By:	/s/ Beatriz García-Cos
Beatriz García-Cos
Principal Accounting Officer

FERROGLOBE PLC

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements as of December 31, 2020 and 2019 and for each of the three years ended December 31, 2020, 2019 and 2018

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020, 2019 and 2018

F-4
Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting as of December 31, 2020	F-4
Consolidated Statement of Financial Position as of December 31, 2020 and 2019	F-6
Consolidated Income Statement for the years ended December 31, 2020, 2019 and 2018	F-7
Consolidated Statement of Comprehensive Income (Loss) for the years ended December 31, 2020, 2019 and 2018	F-8
Consolidated Statement of Changes in Equity for the years ended December 31, 2020, 2019 and 2018	F-9
Consolidated Statement of Cash Flows for the years ended December 31, 2020, 2019 and 2018	F-10
Notes to the Consolidated Financial Statements	F-132

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ferroglobe PLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Ferroglobe PLC and subsidiaries (the "Company") as of December 31, 2020 and 2019, and the related consolidated income statements, the consolidated statements of comprehensive income (loss), the consolidated statements of changes in equity, and the consolidated statements of cash flows for each of the three years in the period ended December 31, 2020 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2021, expressed an adverse opinion on the Company's internal control over financial reporting because of material weaknesses.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3, to the consolidated financial statements, management acknowledges that certain events and conditions relating to the uncertainty over the completion of the restructuring of the Senior Notes, the potential repayment of the outstanding balance of the Senior Notes should a change of control occur, and the difficulties in forecasting net cash flows in the current economic conditions because of the Covid-19 pandemic, together in aggregate give rise to a material uncertainty that raise substantial doubt about on its ability to continue as a going concern. Management’s plans about these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of goodwill and property, plant and equipment — Refer to Notes 4.4, 7 and 9 to the financial statements

Critical Audit Matter Description

As described in Notes 4.4, 7 and 9 to the financial statements, the Company’s evaluation of goodwill and property, plant and equipment, for impairment involves the comparison of their carrying amounts with their recoverable amount at the end of the reporting period, or more frequently if there are indicators that the assets might have become impaired.  The recoverable amount is the higher of the fair value and the value in use. If the asset itself does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount for the asset’s cash-generating unit (“CGU”). The value in use is developed as the present value of the future cash flows that are expected to be derived from continuing use of the asset and from its ultimate disposal at the end of its useful life, discounted at a rate which reflects the time value of money and the risks specific to the business to which the asset belongs. The assets involved in this analysis are Canada, most of the European and the US business and certain assets in South Africa. The estimation of the recoverable value of individual CGUs requires significant judgment in developing and applying key underlying assumptions concerning future market conditions, trading performance (sale prices, volumes, cost structure and capital expenditure or “capex”), as well as application of an appropriate discount rates (weighted average cost of capital or “WACC”) and other factors (such as long-term growth rate). These inputs are estimated based on management’s business plans, which are subject to change as business conditions change, and therefore, could affect the fair values in the future. As of December 31, 2020, the book value of the above-mentioned CGUs was $584,493 thousand, including goodwill and property, plant and equipment. The US CGU is the only CGU with a carrying value attributable to goodwill of $29,702 thousand. As mentioned in Notes 7 and 9, during the year ended December 31, 2020 no impairment has been recorded related to the goodwill and property, plant and equipment subject to the impairment test considering the value in use.

We identified impairment of goodwill and property, plant and equipment as a critical audit matter because of the significant judgments involved in the assessment. A high degree of auditor judgment and an increased extent of audit effort, including the involvement of appropriate specialist support, was required to consider management’s estimates and assumptions related to forecast of future cash flows, discount rates (WACC) and other factors (such as long-term growth rate).

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management’s estimates and assumptions in developing future cash flows (mainly sale prices, volumes, cost structure and capex), discount rates (WACC) and other factors (such as long-term growth rates) included the following, among others:

•	We assessed the design and tested the operating effectiveness of relevant controls over the development of the impairment assessment of long-lived assets. As a result of the Company’s material weaknesses identified by the Company in three components of Internal Control – Integrated Framework (2013) issued by COSO, we increased the nature and extent of our audit procedures over the assumptions used in the assessment;
•	We considered the accuracy of past forecasts developed by management to aid assessment of the reliability of the forecasting process;
•	We considered key assumptions applied in the development of the discounted future cash flows, including their consistency with the forecasts used in the assessment of the carrying value of the individual CGUs, as discussed above. We confirmed the cash flow forecasts were consistent with the most recent forecasts approved by the Board of Directors;
•	We discussed and challenged management on key assumptions underlying the forecast including evaluation of management’s forecasts by reference to prior year and 2021 year to date results, current order book, comparison with the approved budget and changes in the regulatory environment;
•	We evaluated the volumes and prices projected for the period 2022-2025 using independent sources of information (such as analyst and industry reports or prices reports, when available) and considered information that could be potentially contradictory to management's forecasts;
•	With the assistance of our fair value specialists, we evaluated the discount rates (WACC), the long-term growth rate and the underlying source information. Our fair value specialists also assisted in testing the mathematical accuracy of the calculations and developing a range of independent estimates and comparing those to management’s discount rates.
•	We have evaluated the sensitivity analysis disclosed by the Company over the US CGU by comparing the results of the impairment test with significant changes and modifications to the underlying inputs such as the net cash flows, the discount rates (WACC) and the long-term growth rate.

/s/ Deloitte, S.L.

Madrid, Spain

April 30, 2021

We have served as the Company's auditor since 1992.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ferroglobe PLC

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Ferroglobe PLC and subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020, of the Company and our report dated April 30, 2021, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the substantial doubt about the ability of the Company to continue as a going concern.

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

Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment:

Control Environment: The Company identified deficiencies in the principles associated with the control environment component of the COSO framework. Specifically, these control deficiencies constitute material weaknesses, either individually or in the aggregate, relating to the following principles: (i) the organization demonstrates a commitment to attract, develop, and retain competent individuals in alignment with objectives, and (ii) the organization holds individuals accountable for their internal control related responsibilities in the pursuit of objectives.

The Company identified deficiencies related to oversight processes and procedures that guide individuals in applying internal control over financial reporting, which were not adequate in preventing or detecting material accounting errors in certain instances, including recording improper accounting entries. Management determined the control environment at one subsidiary did not have a clear accountability for the internal control over financial reporting, as a result timely implementation of the corrective actions did not occur.

This material weakness in the control environment contributed to material weaknesses in the following components of the COSO framework.

Information and Communication: The Company identified deficiencies in the principles associated with the information and communication component of the COSO framework. Specifically, these control deficiencies constitute a material weakness in the aggregate, relating to the principle of obtaining, generating, and using relevant quality information to support the function of internal control.

Control Activities: The Company identified deficiencies in the principles associated with the control activities component of the COSO framework. Specifically, these control deficiencies constitute material weakness, either individually or in the aggregate, relating to the following principles: (i) the organization selects and develops control activities that contribute to the mitigation of risks to acceptable levels and (ii) the organization deploys control activities through policies that establish what is expected and procedures that put policies into action.

The COSO component material weaknesses described above contributed to the following material weaknesses within the Company’s system of internal control over financial reporting at the control activity level.

-	The Company did not operate effectively controls over the oversight of the financial closing and reporting process, due to limited resources within its accounting and reporting team.
-	The Company did not design controls over the assumptions and inputs used in the impairment evaluation of long-lived assets.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of consolidated financial statements as of and for the year ended December 31, 2020, of the Company, and this report does not affect our report on such consolidated financial statements.

/s/ Deloitte, S.L.

Madrid, Spain

April 30, 2021

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2020 AND 2019

Thousands of U.S. Dollars

		2020	2019
	Notes	US$'000	US$'000
ASSETS
Non-current assets
Goodwill	Note 7	29,702	29,702
Other intangible assets	Note 8	20,756	51,267
Property, plant and equipment	Note 9	620,034	740,906
Other non-current financial assets	Note 10	5,057	2,618
Deferred tax assets	Note 22	—	59,551
Non-current receivables from related parties	Note 23	2,454	2,247
Other non-current assets	Note 12	11,904	1,597
Non-current restricted cash and cash equivalents	Note 10	—	28,323
Total non-current assets		689,907	916,211
Current assets
Inventories	Note 11	246,549	354,121
Trade and other receivables	Note 10	242,262	309,064
Current receivables from related parties	Note 23	3,076	2,955
Current income tax assets	Note 22	12,072	27,930
Other current financial assets	Note 10	1,008	5,544
Other current assets	Note 12	20,714	23,676
Current restricted cash and cash equivalents	Note 10	28,843	—
Cash and cash equivalents	Note 10	102,714	94,852
Total current assets		657,238	818,142
Total assets		1,347,145	1,734,353
EQUITY AND LIABILITIES
Equity
Share capital		1,784	1,784
Reserves		696,774	975,358
Translation differences		(206,759)	(210,152)
Valuation adjustments		5,755	(2,169)
Result attributable to the Parent		(246,339)	(280,601)
Non-controlling interests		114,504	118,077
Total equity	Note 13	365,719	602,297
Non-current liabilities
Deferred income		620	1,253
Provisions	Note 15	108,487	84,852
Bank borrowings	Note 16	5,277	144,388
Lease liabilities	Note 17	13,994	16,972
Debt instruments	Note 18	346,620	344,014
Other financial liabilities	Note 19	29,094	43,157
Other non-current liabilities	Note 21	16,767	25,906
Deferred tax liabilities	Note 22	27,781	74,057
Total non-current liabilities		548,640	734,599
Current liabilities
Provisions	Note 15	55,296	46,091
Bank borrowings	Note 16	102,330	14,611
Lease liabilities	Note 17	8,542	8,900
Debt instruments	Note 18	10,888	10,937
Other financial liabilities	Note 19	34,802	23,382
Payables to related parties	Note 23	3,196	4,830
Trade and other payables	Note 20	149,201	189,229
Current income tax liabilities	Note 22	2,538	3,048
Other current liabilities	Note 21	65,993	96,429
Total current liabilities		432,786	397,457
Total equity and liabilities		1,347,145	1,734,353

Notes 1 to 30 are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT FOR 2020, 2019 AND 2018

Thousands of U.S. Dollars

		2020	2019	2018 (*)
	Notes	US$'000	US$'000	US$'000

Sales	Note 25.1	1,144,434	1,615,222	2,242,002
Cost of sales		(835,486)	(1,214,397)	(1,446,677)
Other operating income		33,627	54,213	45,844
Staff costs	Note 25.2	(214,782)	(285,029)	(338,862)
Other operating expense		(132,059)	(225,705)	(277,560)
Depreciation and amortization charges, operating allowances and write-downs	Note 25.3	(108,189)	(120,194)	(113,837)
Impairment losses	Note 25.5	(73,344)	(175,899)	(58,919)
Net (loss) gain due to changes in the value of assets	Note 25.5	158	(1,574)	(7,623)
(Loss) gain on disposal of non-current assets	Note 25.6	1,292	(2,223)	14,564
Bargain purchase gain	Note 5	—	—	40,142
Other losses		(1)	—	—
Operating (loss) profit		(184,350)	(355,586)	99,074
Finance income	Note 25.4	177	1,380	4,858
Finance costs	Note 25.4	(66,968)	(63,225)	(57,066)
Financial derivative gain (loss)	Note 19	3,168	2,729	2,838
Exchange differences		25,553	2,884	(14,136)
(Loss) profit before tax		(222,420)	(411,818)	35,568
Income tax benefit (expense)	Note 22	(21,939)	41,541	(20,459)
(Loss) profit for the year from continuing operations		(244,359)	(370,277)	15,109
(Loss) profit for the year from discontinued operations	Note 29	(5,399)	84,637	9,464
(Loss) profit for the year		(249,758)	(285,640)	24,573
Loss attributable to non-controlling interests	Note 13	3,419	5,039	19,088
(Loss) profit attributable to the Parent		(246,339)	(280,601)	43,661

Earnings per share
		2020	2019	2018 (*)
(Loss) profit attributable to the Parent (US$'000)		(246,339)	(280,601)	43,661
Weighted average basic shares outstanding		169,269,281	169,152,905	171,406,272
Basic (loss) earnings per ordinary share (US$)	Note 14	(1.46)	(1.66)	0.25
Weighted average basic shares outstanding		169,269,281	169,152,905	171,406,272
Effect of dilutive securities		—	—	123,340
Weighted average dilutive shares outstanding		169,269,281	169,152,905	171,529,612
Diluted (loss) earnings per ordinary share (US$)	Note 14	(1.46)	(1.66)	0.25

(*) The amounts for prior periods have been restated to reclassify the results of the Company´s Spanish hydroelectric assets within profit (loss) from discontinued operations (see Note 29).

Notes 1 to 30 are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS) FOR 2020, 2019 AND 2018
Thousands of U.S. Dollars

	2020	2019	2018 (*)
	US$'000	US$'000	US$'000

Net (loss) profit	(249,758)	(285,640)	24,573

Items that will not be reclassified subsequently to income or loss:
Defined benefit obligation	3,630	(1,859)	3,568
Tax effect	(45)	—	(296)
Total income and expense that will not be reclassified subsequently to income or los	3,585	(1,859)	3,272

Items that may be reclassified subsequently to income or loss:
Arising from cash flow hedges	(3,752)	9,663	10,006
Translation differences	3,239	(8,698)	(45,435)
Tax effect	—	—	—
Total income and expense that may be reclassified subsequently to income or loss	(513)	965	(35,429)

Items that have been reclassified to income or loss in the period:
Arising from cash flow hedges	8,091	2,390	(7,228)
Tax effect	—	(805)	(190)
Total transfers to income or loss	8,091	1,585	(7,418)

Other comprehensive income (loss) for the year, net of income tax	11,163	691	(39,575)

Total comprehensive (loss) income for the year	(238,595)	(284,949)	(15,002)

Attributable to the Parent	(235,022)	(281,097)	4,976
Attributable to non-controlling interests	(3,573)	(3,852)	(19,978)

(*) The amounts for prior periods have been restated to reclassify the results of the Company´s Spanish hydroelectric assets within profit (loss) from discontinued operations (see Note 29).

Notes 1 to 30 are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR 2020, 2019 AND 2018
Thousands of U.S. Dollars

	Total Amounts Attributable to Owners
	Issued	Share		Translation	Valuation	Result for	Non-controlling
	Shares	Capital	Reserves	Differences	Adjustments	the Year	Interests	Total
	(Thousands)	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2018	171,977	1,796	996,380	(164,675)	(16,799)	(678)	121,734	937,758
Comprehensive income (loss) for 2018	—	—	—	(44,276)	5,591	43,661	(19,978)	(15,002)
Issue of share capital	40	—	240	—	—	—	—	240
Cash settlement of equity awards	—	—	(680)	—	—	—	—	(680)
Share-based compensation	—	—	2,798	—	—	—	—	2,798
Distribution of 2017 loss	—	—	(678)	—	—	678	—	—
Dividends paid to joint venture partner	—	—	(20,642)	—	—	—	—	(20,642)
Own shares acquired	(1,153)	(12)	(20,088)	—	—	—	—	(20,100)
Increase of Parent's ownership interest in FerroAtlántica de Venezuela S.A.	—	—	(15,623)	1,585	(351)	—	14,389	—
Balance at December 31, 2018	170,864	1,784	941,707	(207,366)	(11,559)	43,661	116,145	884,372
Comprehensive (loss) income for 2019	—	—	—	(9,886)	9,390	(280,601)	(3,852)	(284,949)
Share-based compensation	—	—	4,879	—	—	—	—	4,879
Distribution of 2018 income	—	—	43,661	—	—	(43,661)	—	—
Dividends paid non-controlling interests	—	—	—	—	—	—	(97)	(97)
Acquisition of non-controlling interests in Ferrosolar OPCO Group SL. and Rocas Arcillas and Minerales, S.A.	—	—	(14,889)	7,100	—	—	5,881	(1,908)
Balance at December 31, 2019	170,864	1,784	975,358	(210,152)	(2,169)	(280,601)	118,077	602,297
Comprehensive (loss) income for 2020	—	—	—	3,393	7,924	(246,339)	(3,573)	(238,595)
Share-based compensation	—	—	2,017	—	—	—	—	2,017
Distribution of 2019 loss	—	—	(280,601)	—	—	280,601	—	—
Balance at December 31, 2020	170,864	1,784	696,774	(206,759)	5,755	(246,339)	114,504	365,719

Notes 1 to 30 are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS FOR 2020, 2019 AND 2018
Thousands of U.S. Dollars

	2020	2019*	2018*
	US$'000	US$'000	US$'000

Cash flows from operating activities:
(Loss) profit for the year	(249,758)	(285,640)	24,573
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Income tax expense (benefit)	21,939	(40,528)	24,235
Depreciation and amortization charges, operating allowances and write-downs	108,189	123,024	119,137
Finance income (loss)	(177)	2,140	(5,374)
Finance costs	66,968	66,139	62,022
Financial derivative gain (loss)	(3,168)	(2,729)	(2,838)
Exchange differences	(25,553)	(2,884)	14,136
Impairment losses	73,344	175,899	58,919
Bargain purchase gain	—	—	(40,142)
Loss (gain) on disposal of discontinued operations	5,399	(85,101)	—
Loss (gain) due to changes in the value of assets	(158)	1,574	7,623
(Gain) loss on disposal of non-current assets	(1,292)	2,223	(14,564)
Share-based compensation	2,017	4,879	2,798
Changes in operating assets and liabilities:
(Increase) decrease in inventories	114,585	91,531	(101,024)
(Increase) decrease in trade and other receivables	71,034	30,933	(25,807)
Increase (decrease) in trade and other payables	(55,405)	(63,187)	55,410
Other changes in operating assets and liabilities	14,473	(45,878)	(25,901)
Income tax paid	11,831	(3,589)	(36,408)
Net used cash provided by operating activities	154,268	(31,194)	116,795
Cash flows from investing activities:
Interest and finance income received	630	1,673	3,833
Payments due to investments:
Acquisition of subsidiaries	—	9,088	(20,379)
Other intangible assets	(2,654)	(184)	(3,313)
Property, plant and equipment	(30,257)	(32,445)	(106,136)
Other financial assets	—	(1,248)	—
Disposals:
Disposal of subsidiaries	—	176,590	20,533
Other non-current assets	341	8,668	12,734
Other	—	3,768	6,853
Net cash provided (used) by investing activities	(31,940)	165,910	(85,875)
Cash flows from financing activities:
Dividends paid	—	—	(20,642)
Payment for debt issuance costs	(4,540)	(15,117)	(4,905)
Repayment of hydro leases	—	(55,352)	—
Repayment of other financial liabilities	—	—	(33,096)
Increase (decrease) in bank borrowings:
Borrowings	177,593	245,629	252,200
Payments	(235,296)	(329,501)	(106,514)
Proceeds from stock option exercises	—	—	240
Amounts paid due to leases	(10,315)	(18,105)	—
Other amounts (paid) due to financing activities	(2,863)	(8,526)	(13,880)
Payments to acquire or redeem own shares	—	—	(20,100)
Interest paid	(37,912)	(43,033)	(43,018)
Net cash (used) provided by financing activities	(113,333)	(224,005)	10,285
Total net cash flows for the year	8,995	(89,289)	41,205
Beginning balance of cash and cash equivalents	123,175	216,647	184,472
Exchange differences on cash and cash equivalents in foreign currencies	(613)	(4,183)	(9,030)
Ending balance of cash and cash equivalents	131,557	123,175	216,647

* While in previous periods Ferroglobe presented interest paid as cash flows from operating activities, management deems interest paid as among activities that alter the borrowing structure of the Company and therefore most appropriately presented as among financing activities. This change allows for a fairer presentation of cash flow to users of the financial statements. Previous periods have been restated in order to show interest paid as net cash used in financing activities.

Notes 1 to 30 are an integral part of the consolidated financial statements

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

(U.S. Dollars in thousands, except share and per share data)

1.    General information

Ferroglobe PLC and subsidiaries (the “Company” or “Ferroglobe”) is among the world’s largest producers of silicon metal and silicon-based alloys, important ingredients in a variety of industrial and consumer products. The Company’s customers include major silicone chemical, aluminum and steel manufacturers, auto companies and their suppliers, ductile iron foundries, manufacturers of photovoltaic solar cells and computer chips, and concrete producers. Additionally, the Company was operating hydroelectric plants (hereinafter “energy business”) in Spain until August 30, 2019 and is still operating in France.

Ferroglobe PLC (the “Parent Company” or “the Parent”) is a public limited company that was incorporated in the United Kingdom on February 5, 2015 (formerly named ‘Velonewco Limited’). The Parent’s registered office is 13 Chesterfield Street, London W1J 5JN (United Kingdom).

On December 23, 2015, Ferroglobe PLC consummated the acquisition (“Business Combination”) of Globe Specialty Metals, Inc. and subsidiaries (“GSM” or “Globe”) and Grupo FerroAtlántica, S.A.U. (“FerroAtlántica”).

Presentation of results of Spanish energy business for the prior years

As described in Note 29 of these financial statements, on June 2, 2019 the Company entered into an agreement with Kehlen Industries Management, S.L., a wholly-owned subsidiary of TSSP Adjacent Opportunities Partners, L.P., for the sale of the entire share capital of FerroAtlántica, S.A.U ("FAU"), the owner and operator of the Group's hydro-electric assets in Galicia, Spain (the “Spanish Hydro-electric Business”) and its smelting facility at Cee-Dumbria and effectively sold at August 30, 2019. The Spanish Hydroelectric Business was classified as disposal group held for sale and accounted for as a discontinued operation in the second quarter of 2019. Accordingly, the consolidated income statement for the prior years ended 2018 was restated to reclassify the results of the Company’s Spanish hydro-electric plants or assets within profit (loss) for the year from discontinued operations.

2.    Organization and Subsidiaries

Ferroglobe has a diversified production base consisting of production facilities across the North America, Europe, South America, South Africa and Asia.

The subsidiaries of Ferroglobe as of December 31, 2020, classified by business activity, were as follows:

	Percentage of Ownership
	Direct	Total	Line of Business	Registered
Alabama Sand and Gravel, Inc.	—	100.0	Electrometallurgy - North America	Delaware - USA
Alden Resources, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
Alden Sales Corporation, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
ARL Resources, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
ARL Services, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
Core Metals Group Holdings, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
Core Metals Group, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
ECPI, Inc.	—	100.0	Electrometallurgy - North America	Delaware - USA
Gatliff Services, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
Globe BG, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
GBG Financial LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
GBG Holdings, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
Globe Metallurgical Inc.	—	100.0	Electrometallurgy - North America	Delaware - USA
Globe Metals Enterprises, Inc.	—	100.0	Electrometallurgy - North America	Delaware - USA
GSM Alloys I, Inc.	—	100.0	Electrometallurgy - North America	Delaware - USA
GSM Alloys II, Inc.	—	100.0	Electrometallurgy - North America	Delaware - USA
GSM Enterprises Holdings, Inc.	—	100.0	Electrometallurgy - North America	Delaware - USA
GSM Enterprises, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
GSM Sales, Inc.	—	100.0	Electrometallurgy - North America	Delaware - USA
Laurel Ford Resources, Inc.	—	100.0	Electrometallurgy - North America	Delaware - USA
LF Resources, Inc.	—	100.0	Electrometallurgy - North America	Delaware - USA
Metallurgical Process Materials, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
Norchem, Inc.	—	100.0	Electrometallurgy - North America	Florida - USA
QSIP Canada ULC	—	100.0	Electrometallurgy - North America	Canada
Quebec Silicon General Partner	—	51.0	Electrometallurgy - North America	Canada
Quebec Silicon Limited Partnership	—	51.0	Electrometallurgy - North America	Canada
Tennessee Alloys Company, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
West Virginia Alloys, Inc.	—	100.0	Electrometallurgy - North America	Delaware - USA
WVA Manufacturing, LLC	—	51.0	Electrometallurgy - North America	Delaware - USA
Cuarzos Industriales, S.A.U.	—	100.0	Electrometallurgy - Europe	A Coruña - Spain
Ferroatlántica del Cinca, S.L.	—	99.9	Electrometallurgy - Europe	Madrid - Spain
Ferroatlántica de Sabón, S.L.U.	—	100.0	Electrometallurgy - Europe	Madrid - Spain
Ferroatlántica de Boo, S.L.U.	—	100.0	Electrometallurgy - Europe	Madrid - Spain
Ferroatlántica Participaciones, S.L.U.	—	100.0	Electrometallurgy - Europe	Madrid - Spain
Ferroglobe Mangan Norge A.S.	—	100.0	Electrometallurgy - Europe	Norway
Ferroglobe Manganese France S.A.S.	—	100.0	Electrometallurgy - Europe	France
FerroPem, S.A.S.	—	100.0	Electrometallurgy - Europe	France
Ferrous Receivables DAC.	—	100.0	Electrometallurgy - Europe	Ireland
Grupo FerroAtlántica, S.A.U.	100	100.0	Electrometallurgy - Europe	Madrid - Spain
Grupo FerroAtlántica de Servicios, S.L.U.	—	100.0	Electrometallurgy - Europe	Madrid - Spain
Kintuck (France) S.A.S.	—	100.0	Electrometallurgy - Europe	France
Kintuck A.S.	—	100.0	Electrometallurgy - Europe	Norway
Rocas, Arcillas y Minerales, S.A.	—	100.0	Electrometallurgy - Europe	A Coruña - Spain
Rebone Mining (Pty.), Ltd.	—	74.0	Electrometallurgy - South Africa	Polokwane - South Africa
Silicon Smelters (Pty.), Ltd.	—	100.0	Electrometallurgy - South Africa	Polokwane - South Africa
Silicon Technology (Pty.), Ltd.	—	100.0	Electrometallurgy - South Africa	South Africa
Thaba Chueu Mining (Pty.), Ltd.	—	74.0	Electrometallurgy - South Africa	Polokwane - South Africa
Cuarzos Indus. de Venezuela (Cuarzoven), S.A.	—	100.0	Other segments	Venezuela
Emix, S.A.S.	—	100.0	Other segments	France
Ferroatlántica de México, S.A. de C.V.	—	100.0	Other segments	Nueva León - Mexico
Ferroatlántica de Venezuela (FerroVen), S.A.	—	99.9	Other segments	Venezuela
Ferroatlántica Deutschland, GmbH	—	100.0	Other segments	Germany
Ferroatlántica do Brasil Mineraçao Ltda.	—	70.0	Other segments	Brazil
Ferroatlántica I+D, S.L.U.	—	100.0	Other segments	Madrid - Spain
FerroAtlántica International Ltd.	—	100.0	Other segments	United Kingdom
Ferroglobe Services (UK) Ltd.	100	100.0	Other segments	United Kingdom
FerroManganese Mauritania S.A.R.L.	—	90.0	Other segments	Mauritania
Ferroquartz Holdings, Ltd. (Hong Kong)	—	100.0	Other segments	Hong Kong
FerroQuartz Mauritania S.A.R.L.	—	90.0	Other segments	Mauritania
Ferrosolar OPCO Group S.L.	—	100.0	Other segments	Spain
Ferrosolar R&D S.L.	—	50.0	Other segments	Spain
FerroTambao, S.A.R.L.	—	90.0	Other segments	Burkina Faso
Globe Argentina Holdco, LLC	—	100.0	Other segments	Delaware - USA
Globe Metales S.R.L.	—	100.0	Other segments	Argentina
Globe Specialty Metals, Inc.	100	100.0	Other segments	Delaware - USA
GSM Financial, Inc.	—	100.0	Other segments	Delaware - USA
GSM Netherlands, B.V.	—	100.0	Other segments	Netherlands
Hidroelectricité de Saint Beron, S.A.S.	—	100.0	Other segments	France
Mangshi FerroAtlántica Mining Industry Service Company Limited	—	100.0	Other segments	Mangshi, Dehong -Yunnan -China
Mangshi Sinice Silicon Industry Company Limited	—	100.0	Other segments	Mangshi, Dehong -Yunnan -China
Ningxia Yonvey Coal Industrial Co., Ltd.	—	98.0	Other segments	China
Photosil Industries, S.A.S.	—	100.0	Other segments	France
Silicio Ferrosolar, S.L.U.	—	100.0	Other segments	Spain
Solsil, Inc.	—	92.4	Other segments	Delaware - USA
Ultracore Energy S.A.	—	100.0	Other segments	Argentina

Subsidiaries are all companies over which Ferroglobe has control.

Control is achieved when the Company:

●	has power over the investee;
●	is exposed, or has rights, to variable returns from its involvement with the investee; and
●	has the ability to use its power over the investee to affect the amount of the investor’s returns.

The Company has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

●	the total voting rights held by the Company relative to the size and dispersion of holdings of the other vote holders;
●	potential voting rights held by the Company, other vote holders or other parties;
●	rights arising from other contractual arrangements; and
●	any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time these decisions need to be made, including voting patterns at previous shareholders’ meetings.

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

The consolidated financial statements have been authorized for issuance on April 30, 2021.

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

The accompanying consolidated financial statements for the year ended December 31, 2020 have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. In connection with the preparation of our consolidated financial statements, we conducted an evaluation as to whether there were conditions and events, considered in the aggregate, which raised substantial doubt as to the entity’s ability to continue as a going concern within one year after the date of the issuance of our consolidated financial statements. As of December 31, 2020, as reflected in our consolidated financial statements, the Company had cash and cash equivalents of $131.6 million, of which $28.8 million was restricted. The Company had an operating loss of $184.4 million and a net loss of $249.8 million for the year ended December 31, 2020.

Our business has historically been subject to fluctuations in the prices of our products and the market demand for them, caused by general and regional economic cycles, raw material and energy price fluctuations, competition and other factors. Throughout 2019 and the first half of 2020, we experienced a significant decline in prevailing prices of our products, which adversely affected our results. The timing, magnitude and duration of these cycles and the resulting price fluctuations are difficult to predict.

In early 2020, the outbreak of coronavirus disease (“COVID-19”) in China spread to other areas, including locations where the Company conducts business. As a result of this pandemic and the strict confinement and other public health measures taken around the world, the demand of our products in the second and third quarters of 2020 was reduced significantly compared with the first and fourth quarters of the year. During the fourth quarter of 2020, demand level for our products increased to levels similar to those prior to the outbreak. In first quarter of 2021, demand for our products has increased even further than in the fourth quarter of 2020. However, COVID-19 has negatively impacted, and will in the future negatively impact to an extent we are unable to predict, our revenues.

The main source of finance for the Company are the Senior Notes (the “Notes”) amounting $350,000 thousand due March 1, 2022. As discussed in Note 27, the Indenture governing the Notes includes provisions which, in the event of a change of control, would require the Company to offer to redeem the outstanding Notes at a cash purchase price equal to 101% of the principal amount of the Notes, plus any accrued and unpaid interest. GVM currently owns approximately 54% of the Company’s voting stock, and a significant majority of GVM’s shares in the Company are pledged as collateral for GVM’s obligations to certain of its lenders. A change of control may occur if a person other than a Permitted Holder (as defined in Note 27) were to acquire 35% or more of the Company’s outstanding shares at a time when the Permitted Holders held an equal or lesser percentage. While GVM maintains its current shareholding, a change of control cannot occur. Based on the provisions cited above, a change of control as defined in the Indenture is unlikely to occur but the matter it is beyond the Company’s control. If a change of control were to occur, the company may not have sufficient financial resources available to satisfy all of its obligations.

In April 2021, the company has obtained the agreement in principle of 95.92% (by value) of the noteholders to restructure the Notes and extend their maturity to December 2025. The transaction will be carried out through an exchange offer and covenant strip.  Although 95.92% of the noteholders have contractually agreed to support the transaction, there can nonetheless be no assurance that the proposed restructuring will be completed.

In addition to the extension and new terms agreed on the Notes, the company entered into a Lock-Up Agreement with members of an “Ad Hoc-Group”, being existing note holders representing in aggregate approximately 60% of the Notes, to issue additional $60m Notes and with Tyrus Capital (“Tyrus”) as backstop provider in respect of a $40 million equity raise forming part of the transaction.

The parties to the Lock-Up Agreement have agreed that the Reissued Notes and the $60m Notes will contain change of control definitions with significant exceptions compared with that contained in the indenture for the current Notes.  Under the revised change of control definitions, no change of control shall occur or be deemed to occur by reason of, among other matters, any enforcement or exercise of remedies under the Pledge or any disposal by GVM of the GVM shares for the purpose of repaying GVM’s debt to Tyrus. There can be no assurance that the proposed restructuring will be completed.

There are a number of steps that need to be implemented before the three transactions (which are all inter-conditional) above can be completed, including the agreement of full form documents, the finalization of the related structuring and tax analysis, the formal public issuance, exchange and offer processes and the payment of fees. While all relevant parties to enable the transactions to complete are contractually bound to act in good faith in negotiating the relevant agreements and taking necessary steps to complete the transactions those obligations are subject to the detailed terms of the Lock Up Agreement and customary qualifications and termination rights, and there can be no certainty that the transactions will complete. Such termination rights include (but are not limited to) automatic termination on September 28, 2021 (the Long-Stop Date), material non-compliance with the terms of the Lock-Up Agreement by certain parties; and the failure to achieve certain milestones by the agreed specified dates.

Should the restructuring of the Notes not fully completed as intended, the company may not have sufficient financial resources available to satisfy all of its obligations.

Management acknowledges that the events and conditions described above, relating to the uncertainty over the completion of the restructuring of the Notes, the potential repayment of the outstanding balance of the Notes should a change of control occur, and the difficulties in forecasting net cash flows in the current economic conditions because of the Covid-19 pandemic, together in aggregate give rise to a material uncertainty that may cast substantial doubt on the ability of the Company to continue as a going concern for a period of twelve months following the date our consolidated financial statements are issued. Notwithstanding the material uncertainty described above, management believes that the Group has adequate resources and considers it likely that the exchange of the Notes and additional capital will be completed, that will allow the Group to continue in operational existence for the foreseeable future. The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as going concern.

3.2 International financial reporting standards

Application of new accounting standards

New and amended standards and interpretations adopted by the Company

No new standards effective on January 1, 2020 have a material impact on the consolidated financial statements. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

New and amended standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for the reporting period ended December 31, 2020 and have not been early adopted by the Company. Standards, interpretations and amendments published by the IASB that will be effective for periods beginning on or after January 1, 2021:

●	IFRS 17 Insurance Contracts (issued on 18 May 2017); including Amendments to IFRS 17 (issued on 25 June 2020)
●	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Classification of Liabilities as Current or Non-current - Deferral of Effective Date (issued on 23 January 2020 and 15 July 2020 respectively)
●	Amendments to;

IFRS 3 Business Combinations;

IAS 16 Property, Plant and Equipment;

IAS 37 Provisions, Contingent Liabilities and Contingent Assets; and

Annual Improvements 2018-2020

●	Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies (issued on 12 February 2021)
●	Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (issued on 12 February 2021)
●	Amendments to IFRS 16 Leases: Covid-19-Related Rent Concessions beyond 30 June 2021(issued on 31 March 2021)
●	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform – Phase 2 (issued on 27 August 2020)
●	Amendments to IFRS 4 Insurance Contracts – deferral of IFRS19 (issued on 25 June 2020)

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

3.4 Responsibility for the information and use of estimates

The information in these consolidated financial statements is the responsibility of Ferroglobe’s Management.

Certain assumptions and estimates were made by management in the preparation of these consolidated financial statements, including:

●	The impairment losses on goodwill, see Note 7;
●	the assumptions taken over forecast recovery in trading activity and cash liquidity management that mitigates any substantial doubt as to the Company’s ability to continue as a going concern, see Note 3.1;
●	the useful life of property, plant and equipment and intangible assets, see Note 9;
●	The fair value valuation of the plants, impairment losses on property, plant and equipment and intangible assets, determined by value in use or by fair value less cost of disposal methods, see Note 9;
●	the fair value of certain unquoted financial assets, see Note 10;
●	the fair value of financial instruments, see Note 28;
●	the fair value of acquired assets and liabilities as a result of the business combinations, see Note 5;
●	the assumptions used in the actuarial calculation of pension liabilities, see Note 15;
●	the discount rate used to calculate the present value of certain collection rights and payment obligations, see Note 15;
●	provisions for contingencies and environmental liabilities, see Note 24;

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

3.5 Critical accounting judgements and key sources of estimation uncertainty

In the application of the Company's accounting policies, the directors are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgements in applying the Company's accounting policies

The following are the critical judgements, apart from those involving estimations (which are dealt with separately below), that the directors have made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognized in financial statements.

Impairment of assets

The Company reviews the carrying value of assets on a periodic basis, and whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable.

Such circumstances or events could include: a pattern of losses involving the asset; a decline in the market value for the asset; and an adverse change in the business or market in which the asset is involved. Determining whether an impairment has occurred typically requires various estimates and assumptions, including determining which cash flows are directly related to the potentially impaired asset, the useful life over which cash flows will occur, their amount and the asset’s residual value, if any. Estimates of future cash flows and the selection of appropriate discount rates relating to particular assets or groups of assets involve the exercise of a significant amount of judgement.

Cash flow projections are based on the Company’s five year internal forecasts, the results. Estimates of selling prices and direct costs are based on past experience, expectations of future changes in the market and historic trends. Sensitivities are disclosed in Note 7 of the Consolidated Financial Statements

Key sources of estimation of uncertainty

The key assumptions concerning the future, and other key sources of estimating uncertainty at the reporting period that may have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year, are discussed below.

Allowances against the carrying value of investment in subsidiaries

Investments in subsidiaries and associates are stated at cost less, where appropriate, provisions for impairment. The recoverable amounts of individual investments in subsidiaries are determined from value in use calculations with a discounted cash flow model being used to calculate this amount. The key assumptions for the value in use calculation are those regarding the discount rate, growth rate, and cash flows.

Cash flow projections are based on the Company’s five year internal forecasts, the results. Estimates of selling prices and direct costs are based on past experience, expectations of future changes in the market and historic trends. Sensitivities are disclosed in Note 7 of the Consolidated Financial Statements.

3.6 Basis of consolidation

The financial statements of the subsidiaries are fully consolidated with those of the Parent. Accordingly, intercompany balances and transactions, including income, expenses and dividends, are eliminated in the consolidated financial statements. Gains and losses resulting from intercompany transactions are also eliminated.

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

Intangible assets are recognized initially at acquisition cost. The aforementioned cost is amortized systematically over each asset’s useful life. At each reporting date, these assets are measured at acquisition cost less accumulated amortization and any accumulated impairment losses, if any. The Company reviews amortization periods and amortization methods for finite-lived intangible assets at the end of each fiscal year.

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

Computer system maintenance costs are recognized as expenses in the years in which they are incurred.

Other intangible assets

Other intangible assets include:

●	Supply agreements which are amortized in accordance with their estimated useful lives (see Note 8).
●	CO2 emissions allowances (“rights held emit greenhouse gasses”) which are not amortized, but rather are expensed when used (see Note 4.21).

4.3 Property, plant and equipment

Cost

Property, plant and equipment for our own use are initially recognized at acquisition or production cost and are subsequently measured at acquisition or production cost less accumulated depreciation and any accumulated impairment losses.

When the construction and start-up of non-current assets require a substantial period of time, the borrowing costs incurred over that period are capitalized. In 2020, 2019 and 2018 no material borrowing cost were capitalized.

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

4.4 Impairment of property, plant and equipment, intangible assets and goodwill

In order to ascertain whether its assets have become impaired, the Company compares their carrying amount with their recoverable amount; goodwill - the CGU been tested for impairment annually, and whenever there is an indication of impairment and property, pant and equipment and other - whenever there is an indication of impairment. Where the asset itself does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of:

●	Fair value less costs of disposal: the price that would be agreed upon by two independent parties, less estimated costs to sell, and
●	Value in use: the present value of the future cash flows that are expected to be derived from continuing use of the asset and from its ultimate disposal at the end of its useful life, discounted at a rate which reflects the time value of money and the risks specific to the business to which the asset belongs.

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

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

●	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
●	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
●	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For those assets and liabilities measured at fair value at the balance sheet date, further information on fair value measurement is provided in Note 28.

4.8 Inventories

Inventories comprise assets (goods) which:

●	Are held for sale in the ordinary course of business (finished goods); or
●	Are in the process of production for such sale (work in progress); or
●	Will be consumed in the production process or in the rendering of services (raw materials and spare parts).

Inventories are stated at the lower of acquisition or production cost and net realizable value. The cost of each inventory item is generally calculated as follows:

●	Raw materials, spare parts and other consumables and replacement parts: the lower of weighted average acquisition cost and net realizable value.
●	Work in progress, finished goods and semi-finished goods: the lower of production cost (which includes the cost of materials, labor costs, direct and indirect manufacturing expenses) or net realizable value in the market.

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

4.9 Biological assets

The Company recognizes biological assets when:

●	It controls the asset as a result of past events;
●	It is probable that future economic benefits associated with the asset will flow to the entity; and
●	The fair value or cost of the asset can be measured reliably.

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

4.12 Provisions and contingencies

When preparing the consolidated financial statements, the Parent’s directors made a distinction between:

●	Provisions: present obligations, either legal, contractual, constructive or assumed by the Company, arising from past events, the settlement of which is expected to give rise to an outflow of economic benefits the amount or timing of which are uncertain; and
●	Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Company, or present obligations arising from past events the amount of which cannot be estimated reliably or whose settlement is not likely to give rise to an outflow of economic benefits.
●	Contingent assets: possible assets that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity.

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

Defined contribution plans

Certain employees have defined contribution plans which conform to the Spanish Pension Plans and Funds Law. The main features of these plans are as follows:

●	They are mixed plans covering the benefits for retirement, disability and death of the participants.
●	The sponsor undertakes to make monthly contributions of certain percentages of current employees’ salaries to external pension funds.

The annual cost of these plans is recognized under Staff costs in the consolidated income statement.

Defined benefit plans

IAS 19, Employee Benefits requires defined benefit plans to be accounted for:

●	Using actuarial techniques to make a reliable estimate of the amount of benefits that employees have earned in return for their service in the current and prior periods.
●	Discounting those benefits in order to determine the present value of the obligation.
●	Determining the fair value of any plan assets.
●	Determining the total amount of actuarial gains and losses and the amount of those actuarial gains and losses that must be recognized.

The amount recognized as a benefit liability arising from a defined benefit plan is the total net sum of:

●	The present value of the obligations.
●	Minus the fair value of plan assets (if any) out of which the obligations are to be settled directly.

The Company recognizes provisions for these benefits as the related rights vest and on the basis of actuarial studies. These amounts are recognized under “Provisions” in the consolidated statement of financial position, on the basis of their expected due payment dates. All plan assets are separately held from the rest of the Company’s assets.

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

4.13 Leases

As a lease, the Company assesses if a contract is or contains a lease at inception of the contract. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

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

The Company’s deferred tax assets and liabilities are provided on temporary differences at the balance sheet date between financial reporting and the tax basis of assets and liabilities, then applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized for deductible temporary differences, carry-forward of unused tax credits and losses, to the extent that it is probable, that taxable profit will be available against which the deductible temporary difference and carryforwards of unused tax credits and losses can be utilized. The deferred tax assets and liabilities that have been recognized are reassessed at the end of each closing period in order to ascertain whether they still exist, and adjustments are made on the basis of the findings of the analyses performed.

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

Subsequently, at each reporting date, monetary assets and liabilities denominated in foreign currencies are translated to do dollars at the rates prevailing on that date.

Any exchange differences arising on settlement or translation at the closing rates of monetary items are recognized in the consolidated income statement for the year.

Note 4.6 details the Company’s accounting policies for derivative financial instruments. Also, Note 27 to these consolidated financial statements details the financial risk policies of Ferroglobe.

4.17 Revenue recognition

The Company recognizes sales revenue related to the transfer of promised goods or services when control of the goods or services passes to the customer. The amount of revenue recognized reflects the consideration to which the Company is or expects to be entitled in exchange for those goods or services.

In the Company’s electrometallurgy business, revenue is principally generated from the sale of goods, including silicon metal and silicon- and manganese-based specialty alloys. The Company mainly satisfies its performance obligations at a point in time; the amounts of revenue recognized relating to performance obligations satisfied over time are not significant. The point in time at which control is transferred to the buyer is determined based on the agreed delivery terms, which follow Incoterms 2020 issued by International Chamber of Commerce.

In most instances, control passes and sales revenue is recognized when the product is delivered to the vessel or vehicle on which it will be transported, the destination port or the customer’s premises. There may be circumstances when judgment is required based on the five indicators of control below.

●	The customer has the significant risks and rewards of ownership and has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the goods or service.
●	The customer has a present obligation to pay in accordance with the terms of the sales contract.
●	The customer has accepted the asset. Sales revenue may be subject to adjustment if the product specification does not conform to the terms specified in the sales contract, but this does not impact the passing of control. Specification adjustments have been immaterial historically.

●	The customer has legal title to the asset. The Company may retain legal title until payment is received but this is for credit risk purposes only.
●	The customer has physical possession of the asset. This indicator may be less important as the customer may obtain control of an asset prior to obtaining physical possession, which may be the case for goods in transit.

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

4.20 Termination benefits

Under current labour legislation, the Company is required to pay termination benefits to employees whose employment relationship is terminated under certain conditions. The cost of providing employee benefits are recognised in the period in which the benefit is earned by the employee, rather than when it is paid or payable.

4.21 CO2 emission allowances

The Company recognizes emission rights (allowances) received, whether allocated by government or purchased, as intangible assets. The intangible asset recognized is initially measured at fair value, being the consideration paid (if purchased on the open market) or the current market value (if granted for less that fair value).

When allowances are granted for less than fair value, the difference between the fair value and the nominal amount paid is recognized as a government grant. The grant is initially recognized as deferred income in the statement of financial position and subsequently recognized as income on a systematic basis on the proportion of the CO2 emitted over total CO2 expected to be emitted for the compliance period. In the case that a better estimate of the expected CO2 emissions for the compliance period is available, the deferred income to be recognized in the statement of financial position should be adjusted prospectively.

As the Company emits CO2, it recognizes a provision for its obligation to deliver the CO2 allowances at the end of the compliance period. The provision is remeasured and registered as an expense at the end of each reporting period at market value.

Intangible assets recognized for emissions allowances are not amortized and and remain valued at historical cost until either sold or surrendered in satisfaction of the Company’s obligation to deliver the allowances to the relevant authority.

Sale of emissions rights

In those cases that it is decided to sell some or even all of its rights in the expectation of later buying rights equal to its actual emissions, the accounting will be as follows.

The emission rights sold should be derecognized from the balance sheet against the cash received. In those cases, where the price per emission right is different to the fair value per emission right at the time they were granted, a gain or a loss on the disposal of assets shall be recognized. For the deferred income originally booked for the free emission rights granted at the beginning of the compliance period that are still remain in the balance sheet at the time of sale, it should continue to be amortized over the remaining compliance period. The emission rights granted for free has been awarded to compensate for the higher operating costs incurred as a result of being subject to a cap and trade scheme. Therefore, no gain should be recognized (except for the difference in pricing as described in the previous paragraph) at the time of sale unless the emission rights sold exceeds the emission rights expected to be needed for the rest of the reporting period.

The amortization of the sold emission rights shall follow the same pattern than the emission rights not sold. The deferred income for the CO2 emission rights granted shall be recognized in the Income Statement following the pattern the CO2 is emitted by the plants.

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

4.24 Consolidated statement of cash flows

The following terms are used in the consolidated statement of cash flows, prepared using the indirect method, with the meanings specified as follows:

1.	Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.
2.	Operating activities: activities constituting the object of the subsidiaries forming part of the consolidated Company and other activities that are not investing or financing activities.
3.	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.
4.	Financing activities: activities that result in changes in the size and composition of the equity and borrowings of the Company that are not operating or investing activities. Interest payments and principal payments are presented separately.

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

Simultaneously with the acquisition, Glencore and Ferroglobe entered into exclusive agency arrangements for the marketing of Ferroglobe’s manganese alloys worldwide and the procurement of manganese ores to supply Ferroglobe’s plants, in both cases for a period of ten years.

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

The fair value of Trade and other receivables included trade receivables with a fair value of $11,900 thousand. There was no difference between the gross contractual value and fair value.

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

The fair value of the contingent consideration arrangement of $26,222 thousand was estimated by applying the income approach based on a Monte Carlo simulation considering various scenarios of fluctuation of future manganese alloy spreads as well at the cyclicality of manganese alloy pricing. The fair value measurement is based on significant inputs that are not observable in the market, which IFRS 13 Fair Value Measurement refers to as Level 3 inputs. Key assumptions included discount rates of 11.5 percent and 11.0 percent for Ferroglobe Mangan Norge and Ferroglobe Manganèse France respectively. Average simulated revenues in Ferroglobe Mangan Norge and Ferroglobe Manganèse France combined were between $135,868 thousand and $262,441 thousand per year. Contingent consideration is presented in Other liabilities and is assessed in each subsequent reporting period (see Note 21).

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

The consolidated income statements at December 31, 2020, 2019 and 2018, by reportable segment, are as follows:

	2020
	Electrometallurgy -	Electrometallurgy -	Electrometallurgy -		Adjustments/
	North America	Europe	South Africa	Other segments	Eliminations (**)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Sales	425,277	661,624	80,572	25,334	(48,373)	1,144,434
Cost of sales	(280,858)	(526,771)	(56,062)	(19,518)	47,723	(835,486)
Other operating income	2,916	35,575	131	13,724	(18,719)	33,627
Staff costs	(73,988)	(121,103)	(11,013)	(8,678)	—	(214,782)
Other operating expense	(34,315)	(81,590)	(14,098)	(21,425)	19,369	(132,059)
Depreciation and amortization charges, operating allowances and write-downs	(61,664)	(38,616)	(7,141)	(768)	—	(108,189)
Impairment losses	(35,685)	(17,941)	(8,677)	(11,041)	—	(73,344)
Net loss due to changes in the value of assets	—	—	—	158	—	158
(Loss) gain on disposal of non-current assets	(869)	2,156	—	5	—	1,292
Other (loss) gain	—	4	—	(5)	—	(1)
Operating (loss) profit	(59,186)	(86,662)	(16,288)	(22,214)	—	(184,350)
Finance income	679	4,262	90	12,466	(17,320)	177
Finance costs	(857)	(30,637)	(3,796)	(48,998)	17,320	(66,968)
Financial derivative gain	—	—	—	3,168	—	3,168
Exchange differences	(485)	(507)	(1,405)	27,950	—	25,553
(Loss) Profit before tax	(59,849)	(113,544)	(21,399)	(27,628)	—	(222,420)
Income tax (expense) benefit	14,213	(34,618)	(1,049)	(485)	—	(21,939)
(Loss) profit for the year from continuing operations	(45,636)	(148,162)	(22,448)	(28,113)	—	(244,359)
Profit for the year from discontinued operations	—	(5,399)	—	—	—	(5,399)
(Loss) profit for the year	(45,636)	(153,561)	(22,448)	(28,113)	—	(249,758)
Loss (profit) attributable to non-controlling interests	3,033	5	242	139	—	3,419
(Loss) profit attributable to the Parent	(42,603)	(153,556)	(22,206)	(27,974)	—	(246,339)

	2019
	Electrometallurgy -	Electrometallurgy -	Electrometallurgy -		Adjustments/
	North America	Europe	South Africa	Other segments	Eliminations (**)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Sales	551,500	1,049,576	136,292	43,147	(165,293)	1,615,222
Cost of sales	(366,711)	(868,654)	(108,823)	(35,923)	165,714	(1,214,397)
Other operating income	10,418	47,672	1,323	19,413	(24,613)	54,213
Staff costs	(87,954)	(145,712)	(20,333)	(31,030)	—	(285,029)
Other operating expense	(60,105)	(142,929)	(19,457)	(27,406)	24,192	(225,705)
Depreciation and amortization charges, operating allowances and write-downs	(72,251)	(39,844)	(6,459)	(1,640)	—	(120,194)
Impairment losses	(174,013)	(465)	—	(1,421)	—	(175,899)
Net loss due to changes in the value of assets	—	—	(530)	(1,044)	—	(1,574)
(Loss) gain on disposal of non-current assets	(1,601)	180	—	(802)	—	(2,223)
Bargain purchase gain	—	—	—	—	—	—
Operating profit (loss)	(200,717)	(100,176)	(17,987)	(36,706)	—	(355,586)
Finance income	529	9,220	156	14,483	(23,008)	1,380
Finance costs	(3,914)	(22,547)	(4,507)	(55,265)	23,008	(63,225)
Financial derivative gain	—	—	—	2,729	—	2,729
Exchange differences	(407)	3,139	(1,179)	1,331	—	2,884
Profit (loss) before tax	(204,509)	(110,364)	(23,517)	(73,428)	—	(411,818)
Income tax (expense) benefit	8,520	22,470	7,761	2,790	—	41,541
Profit (loss) for the year from continuing operations	(195,989)	(87,894)	(15,756)	(70,638)	—	(370,277)
Profit for the year from discontinued operations	—	3,280	—	81,357	—	84,637
Profit (loss) for the year	(195,989)	(84,614)	(15,756)	10,719	—	(285,640)
Loss (profit) attributable to non-controlling interests	5,123	—	(368)	284	—	5,039
Profit (loss) attributable to the Parent	(190,866)	(84,614)	(16,124)	11,003	—	(280,601)

	2018(*)
	Electrometallurgy -	Electrometallurgy -	Electrometallurgy -		Adjustments/
	North America	Europe	South Africa	Other segments	Eliminations (**)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Sales	710,716	1,447,973	208,543	62,075	(187,305)	2,242,002
Cost of sales	(394,044)	(1,059,474)	(137,177)	(43,194)	187,212	(1,446,677)
Other operating income	4,943	39,817	3,420	16,666	(19,002)	45,844
Staff costs	(115,555)	(177,047)	(23,735)	(22,525)	—	(338,862)
Other operating expense	(77,670)	(146,143)	(26,353)	(46,489)	19,095	(277,560)
Depreciation and amortization charges, operating allowances and write-downs	(69,009)	(34,974)	(5,526)	(4,328)	—	(113,837)
Impairment losses	—	—	—	(58,919)	—	(58,919)
Net gain due to changes in the value of assets	—	(7)	(7,616)	—	—	(7,623)
(Loss) gain on disposal of non-current assets	(208)	(8,369)	(261)	23,402	—	14,564
Bargain purchase gain	—	40,142	—	—	—	40,142
Operating (loss) profit	59,173	101,918	11,295	(73,312)	—	99,074
Finance income	804	11,035	199	32,040	(39,220)	4,858
Finance costs	(4,109)	(40,831)	(5,298)	(46,048)	39,220	(57,066)
Financial derivative loss	—	—	—	2,838	—	2,838
Exchange differences	(1,194)	(10,561)	2,284	(4,665)	—	(14,136)
(Loss) profit before tax	54,674	61,561	8,480	(89,147)	—	35,568
Income tax benefit (expense)	4,949	(15,048)	(3,582)	(6,778)	—	(20,459)
Profit (loss) for the year from continuing operations	59,623	46,513	4,898	(95,925)	—	15,109
(Loss) profit for the year from discontinued operations	—	—	—	9,464	—	9,464
Profit (loss) for the year	59,623	46,513	4,898	(86,461)	—	24,573
Loss (profit) attributable to non-controlling interests	4,785	(332)	358	14,277	—	19,088
(Loss) profit attributable to the Parent	64,408	46,181	5,256	(72,184)	—	43,661

(*)

The consolidated Income Statements for the period ended December 31, 2018 has been restated  to reclassify the results of the Spanish energy assets  within profit (loss) for the year from discontinued operations.as part of the Other segments, as described in Note 1 to the consolidated financial statements.

(**)	The amounts correspond to transactions between segments that are eliminated in the consolidation process.

The consolidated statements of financial position at December 31, 2020 and 2019, by reportable segment are as follows:

	2020
					Consolidation
	Electrometallurgy -	Electrometallurgy -	Electrometallurgy -		Adjustments/
	North America	Europe	South Africa	Other segments	Eliminations (*)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Goodwill	29,702	—	—	—	—	29,702
Other intangible assets	14,604	3,631	1,265	1,256	—	20,756
Property, plant and equipment	353,145	191,211	37,526	38,152	—	620,034
Inventories	63,765	152,680	20,375	9,729	—	246,549
Trade and other receivables (**)	609,456	477,440	43,121	930,744	(1,812,969)	247,792
Cash, restricted cash and cash equivalents	48,127	48,661	2,777	31,992	—	131,557
Other	(37,007)	32,413	9,808	45,541	—	50,755
Total assets	1,081,792	906,036	114,872	1,057,414	(1,812,969)	1,347,145

Equity	412,729	174,247	17,856	(239,113)	—	365,719
Provisions	33,812	120,413	5,956	3,602	—	163,783
Bank borrowings	—	80,121	—	27,486	—	107,607
Obligations under finance leases	4,260	17,403	318	555	—	22,536
Debt instruments	—	—	—	357,508	—	357,508
Other financial liabilities	3,140	331	—	60,425	—	63,896
Trade and other payables (***)	615,690	478,931	78,807	833,630	(1,854,661)	152,397
Other	12,161	34,590	11,935	13,321	41,692	113,699
Total equity and liabilities	1,081,792	906,036	114,872	1,057,414	(1,812,969)	1,347,145

	2019
					Consolidation
	Electrometallurgy -	Electrometallurgy -	Electrometallurgy -		Adjustments/
	North America	Europe	South Africa	Other segments	Eliminations (*)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Goodwill	29,702	—	—	—	—	29,702
Other intangible assets	18,504	30,248	1,322	1,193	—	51,267
Property, plant and equipment	419,695	216,809	53,650	50,752	—	740,906
Inventories	91,619	215,509	32,886	14,107	—	354,121
Trade and other receivables (**)	427,871	504,294	47,755	764,532	(1,430,186)	314,266
Cash, restricted cash and cash equivalents	25,194	65,216	3,321	29,444	—	123,175
Other	11,932	60,619	14,921	33,444	—	120,916
Total assets	1,024,517	1,092,695	153,855	893,472	(1,430,186)	1,734,353

Equity	459,637	307,131	43,466	(207,937)	—	602,297
Provisions	31,220	85,167	7,108	7,448	—	130,943
Bank borrowings	—	100,070	—	58,929	—	158,999
Obligations under finance leases	6,473	18,128	14	1,257	—	25,872
Debt instruments	—	—	—	354,951	—	354,951
Other financial liabilities	—	454	—	66,085	—	66,539
Trade and other payables (***)	464,592	520,937	86,837	587,552	(1,465,859)	194,059
Other	62,595	60,808	16,430	25,187	35,673	200,693
Total equity and liabilities	1,024,517	1,092,695	153,855	893,472	(1,430,186)	1,734,353

(*) These amounts correspond to balances between segments that are eliminated at consolidation.

(**) Trade and other receivables includes non-current and current receivables from group that eliminated in the consolidated process.

(***) Trade and other payables includes non-current and current payables from group that are eliminated in the consolidated process.

Other disclosures

Sales by product line

Sales by product line are as follows:

	2020	2019	2018
	US$'000	US$'000	US$'000
Silicon metal	463,217	539,872	933,366
Manganese-based alloys	267,469	447,311	527,757
Ferrosilicon	176,447	275,368	359,374
Other silicon-based alloys	126,817	181,736	215,697
Silica fume	25,888	33,540	37,061
Energy	—	—	12,149
Other	84,596	137,395	156,598
Total	1,144,434	1,615,222	2,242,002

Information about major customers

Total sales of $580,570 thousand, $643,689 thousand, and $758,894 thousand were attributable to the Company’s top ten customers in 2020, 2019, and 2018 respectively. During 2020, sales corresponding to Dow Silicones Corporation represented 13.2% of the Company’s sales. Sales to Dow Silicones Corporation are included partially in the Electrometallurgy - North America segment and partially in the Electrometallurgy - Europe segment. During 2019 and 2018, there was no single customer representing greater than 10% of the Company’s sales.

7.    Goodwill

Changes in the carrying amount of goodwill during the years ended December 31, are as follows:

	January 1,	Impairment	Exchange	December 31,	Impairment	Exchange	December 31,
	2019	(Note 25.5)	differences	2019	(Note 25.5)	differences	2020
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Globe Specialty Metals, Inc.	202,848	(174,008)	862	29,702	—	—	29,702
Total	202,848	(174,008)	862	29,702	—	—	29,702

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

On December 23, 2015, Ferroglobe PLC consummated the acquisition of 100% of the equity interests of Globe Specialty Metals, Inc. (GSM) and subsidiaries and FerroAtlántica. This Business Combination was accounted for using the acquisition method of accounting for business combinations under IFRS 3 Business Combinations, with FerroAtlántica treated as the accounting acquirer and GSM as the acquiree. The excess of the cost of acquisition over the Company’s interest in the fair value of the identifiable assets and liabilities assumed at the date of acquisition was recorded as goodwill.

During the year ended December 31, 2020, in connection with our annual goodwill impairment test, the Company did not recognize an impairment charge.

During the year ended December 31, 2019, the Company recognized an impairment charge of $174,008 thousand related to the complete impairment of goodwill in Canada and partial impairment of goodwill in the United States, resulting from a decline in future estimated projections and increase of the discount rate which caused the Company to revise its expected future cash flows from its Canadian and United States business operations. The impairment charge was recorded within the Electrometallurgy – North America reportable segment.

Ferroglobe operates in a cyclical market, and silicon and silicon-based alloy index pricing and foreign import pressure into the U.S. and Canadian markets impact the future projected cash flows used in our impairment analysis. Recoverable value was estimated based on discounted cash flows. Estimates under the Company’s discounted income based approach involve numerous variables including anticipated sales price and volumes, cost structure, discount rates and long term growth that are subject to change as COVID-19 recoverability and new strategic plan, and therefore could impact fair values in the future. As of December 31, 2020, and 2019 the remaining goodwill for the U.S cash-generating units is $29,702 thousand and nil, respectively.

Key assumptions used in the determination of recoverable value

In determining the asset recoverability through value in use, management makes estimates, judgments and assumptions on uncertain matters. For each cash-generating unit, the value in use is determined based on economic assumptions and forecasted operating conditions as follows:

	2020		2019
	U.S.	Canada	U.S.	Canada
Weighted average cost of capital	10.3%	—%	11.1%	11.5%
Long-term growth rate	2.0%	—%	2.0%	2.0%
Normalized tax rate	21.0%	—%	21.0%	26.6%

The Company has defined a financial model which considers the revenues, expenditures, cash flows, net tax payments and capital expenditures on a five year period (2021 2025), and perpetuity beyond this period. The financial projections to determine the net present value of future cash flows are modeled considering the principal variables that determine the historic flows of each group of cash-generating unit including prices, volumes, costs, CAPEX and net working capital. The Company has also factored in the assumptions market recoverability, COVID and the new strategic plan.

The long-term growth rate is based on long-term average growth rate in the US.

Sensitivity to changes in assumptions

Changing management’s assumptions, could significantly affect the evaluation of the value in use of our cash generating units and, therefore, the impairment result. As of December 31, 2020, there is $96,032 thousand headroom between the carrying value of US cash generating unit including goodwill and its recoverable value. The following changes to the assumptions used in the impairment test lead to the following changes in recoverable value:

		Excess of	Sensitivity on		Sensitivity on		Sensitivity on
		recoverable	discount rate		long-term growth rate		cash flows
		value over	Decrease	Increase	Decrease	Increase	Decrease	Increase
	Goodwill	carrying value	by 10%	by 10%	by 10%	by 10%	by 10%	by 10%

	(in millions of US$)
Electrometallurgy - U.S.	29.7	96.0	59.4	(46.5)	(6.8)	7.1	(86.6)	86.6
Total	29.7

8.    Other intangible assets

Changes in the carrying amount of other intangible assets during the years ended December 31 are as follows:

					Other	Accumulated
	Development	Power Supply		Computer	Intangible	Depreciation	Impairment
	Expenditure	Agreements	Rights of Use	Software	Assets	(Note 25.3)	(Note 25.5)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2019	50,985	37,836	22,391	5,927	39,813	(79,517)	(25,613)	51,822
Additions	870	—	—	—	22,842	(7,305)	(211)	16,196
Disposals	(553)	—	(5,595)	(780)	(8,295)	3,845	5,281	(6,097)
Exchange differences	(976)	—	(263)	2	(142)	694	468	(217)
Business disposal	—	—	—	—	(11,548)	—	1,111	(10,437)
Balance at December 31, 2019	50,326	37,836	16,533	5,149	42,670	(82,283)	(18,964)	51,267
Additions	262	—	—	—	42,561	(7,183)	—	35,640
Disposals	—	—	—	—	(68,713)	—	—	(68,713)
Exchange differences	4,286	—	516	100	2,354	(3,576)	(1,118)	2,562
Business disposal	—	—	—	—	—	—	—	—
Balance at December 31, 2020	54,874	37,836	17,049	5,249	18,872	(93,042)	(20,082)	20,756

Additions and disposals in other intangible asset in 2020 and 2019 primarily relate to the acquisition, use and expiration of rights held to emit greenhouse gasses by certain Spanish, French and Canadian subsidiaries (see Note 4.21).

During 2020 the Company disposed of rights held to emit greenhouse gasses $34,209 thousand, which result in a net reduction of other intangible assets of $32,517 thousand.

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

At December 31, 2020, and 2019 the Company has no intangible assets pledged as security for outstanding bank loans and other payables.

9.    Property, plant and equipment

The detail of property, plant and equipment, net of the related accumulated depreciation and impairment in 2020 and 2019 is as follows:

				Advances and
				Property, Plant		Other Items of
			Other Fixtures,	and Equipment		Property,	Other Items	Other Items
	Land and	Plant and	Tools and	in the Course of	Mineral	Plant and	of Leased	of Leased	Accumulated
	Buildings	Machinery	Furniture	Construction	Reserves	Equipment	Land and	Plant and	Depreciation	Impairment	Total
							Buildings	machinery	(Note 25.3)	(Note 25.5)
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2019	235,309	1,487,047	11,945	123,364	59,408	36,341	—	—	(907,355)	(157,197)	888,862
IFRS 16 Adjustments at 1 January 2019	—	—	—	—	—	—	12,417	18,055	(9,703)	—	20,769
Additions	74	1,409	32	34,039	—	—	777	3,089	(103,121)	(1,224)	(64,925)
Disposals and other	(13,160)	(78,774)	(3,399)	(7,426)	—	(2,195)	—	—	48,560	48,775	(7,619)
Transfers from/(to) other accounts	408	38,445	220	(39,073)	—	—	—	—	—	—	—
Exchange differences	(2,822)	(8,908)	36	(1,881)	94	317	104	189	9,091	2,000	(1,780)
Business combinations (Note 5)	—	—	—	—	—	—	—	—	—	—	—
Business disposals	(23,223)	(165,382)	(15)	(2,372)	—	—	—	—	96,591	—	(94,401)
Balance at December 31, 2019	196,586	1,273,837	8,819	106,651	59,502	34,463	13,298	21,333	(865,937)	(107,646)	740,906
Additions	1,391	11,095	302	27,059	—	30	3,374	1,405	(101,006)	(71,929)	(128,279)
Disposals and other	(780)	(17,664)	(612)	(1,715)	—	—	—	—	17,337	4	(3,430)
Transfers from/(to) other accounts	904	15,830	—	(16,861)	—	—	—	127	—	(6,937)	(6,937)
Exchange differences	9,924	48,487	(87)	8,895	(177)	(1,305)	916	1,581	(45,901)	(4,559)	17,774
Balance at December 31, 2020	208,025	1,331,585	8,422	124,029	59,325	33,188	17,588	24,446	(995,507)	(191,066)	620,034

During year ended December 31, 2020 the Company recognized an impairment of $71,929 thousand in relation to our  idled capacity at the Niagara facilities in the United States $34,270 thousand, at the Polokwane facility in South Africa $8,677 thousand, at Château Feuillet facility in Europe $17,941 thousand and  an impairment of $11,041 thousand in relation to our solar-grade silicon metal project in Puertollano, Spain.

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

During 2018 the Company recognised an impairment of $40,537 thousand in Impairment losses (Electrometallurgy – Other segment) in relation to our solar-grade silicon metal project based in Puertollano, Spain. As of December 31, 2019, the Company continued to recognize these project assets as $40,590 thousand based on the higher of fair value less costs of disposal and value in use. Fair value less costs of disposal related to land and buildings was determined based on recent sales of comparable industrial properties located near the project. Fair value less costs of disposal related to machinery and equipment was determined by assessing the recoverability of the assets to a market participant. As of December 31, 2020 the valuation of these assets has been reassessed and impairment of $11,041 thousand has been registered, leaving a remaining value of $33,537 thousand.

As at December 31, 2020 the Company tested property, plant and equipment for impairment, estimating the recoverable value of the cash-generating units requires significant judgment in evaluation of overall market conditions, estimated future cash flows, discount rates and other factors, based on management’s business plans. Recoverable values were estimated by determining the value in use for all assets, with the exception of our solar-grade silicon metal project based in Puertollano, Spain, Château-Feuilltet plants in France and our silicon metal plant in Polokwane, South Africa for which the recoverable value was determined by independent valuation experts at fair value and the key assumptions used in the measurement of fair value measurements has been categorised within level “3”. No impairment for property, plant and equipment was recognized during the year ended December 31, 2020, except the impairments mentioned in previous paragraphs.

Transfer from (to) other accounts as of December 31, 2020 only includes $6,937 thousand from OpCo related to the contract signed with Aurinka.

At December 31, 2020 and 2019, the Company has no property, plant and equipment pledged as security for outstanding bank loans and other payables.

Commitments

At December 31, 2020 and 2019, the Company has capital expenditure commitments totaling $2,605 thousand and $15,635 thousand, respectively, primarily related to maintenance and improvement works at plants.

10.  Financial assets and other receivables

The company’s financial assets and their classification under IFRS 9 are as follows:

		2020 classification
	Note	Amortised cost	Fair value through profit or loss - mandatorily measured	Fair value through other comprehensive income - designated	Total
		US$'000	US$'000	US$'000	US$'000
Other financial assets	10.1	3,456	2,609	—	6,065
Receivables from related parties	23	5,530	—	—	5,530
Trade receivables	10.2	202,233	—	—	202,233
Other receivables	10.2	3,847	—	—	3,847
Cash and cash equivalents		102,714	—	—	102,714
Restricted cash		28,843	—	—	28,843
Total financial assets		346,623	2,609	—	349,232

a.	As of year ended December 31, 2020, Cash and cash equivalents and restricted cash comprise the following:

	2020	2019
	US$'000	US$'000
Cash and cash equivalents	102,714	94,852
Current - Non Current restricted cash presented as Cash	28,843	28,323
Escrow: Hydro sale	6,136	5,617
ABL	22,500	22,500
Others	207	206
Total	131,557	123,175

The escrow was constituted in August 30, 2019, in consideration of FAU sale; under agreement terms, the Purchaser and the Seller deposited in a restricted bank account a part of the share purchase price, guaranteeing any compensation to the purchaser for any claim under the contract. In relation to the ABL Restricted cash, the amount constituted is fixed by agreement as liquidity covenants, see Note 16.

10.1 Other financial assets

At December 31, 2020, other financial assets comprise the following:

	2020
	Non-
	Current	Current	Total
	US$'000	US$'000	US$'000
Other financial assets held with third parties:
Other financial assets at amortised cost	3,456	—	3,456
Listed equity securities	1,601	1,008	2,609
Total	5,057	1,008	6,065

Other financial assets at amortized cost mainly comprises deposits given to French government by Ferropem ($2,679 thousands), a Ferroglobe subsidiary, in respect of effort de construction. The law in France requires employers and companies to provide a certain size to invest a portion of their budget in the construction or renovation of housing

(including through direct investment, providing mortgages, and other). In this case, the mandatory contribution has been made in the form of a loan, to be returned by the French government in twenty years.

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

On December 10, 2019, the Company refinanced the Program and amended and restated its terms. The SPE repaid the remaining senior loans to ING with the proceeds of new senior loans issued by an affiliate of Sound Point Capital Management LP. The new senior lender’s commitments under the amended and restated securitization program are $150,000 thousand, of which $104,130 was drawn at December 31, 2019. Finacity remained as intermediate subordinated lender and the Company’s European subsidiaries continued as senior subordinated and junior subordinated lenders as well as having a new interest in the senior and intermediate subordinated loan tranches. The Program has a initial duration of two-year until December 10, 2021.

On February 6, 2020, the Company entered into an amended and restated accounts receivables securitization program via which trade receivables generated by certain of the Company’s subsidiaries in Spain and France are financed both directly through the existing Irish special purpose vehicle (“SPE”) and indirectly through a French “fonds commun de titrisation”. The incorporation of the “fonds commun de titirsation” into the program has allowed for the sale of certain Euro-denominated receivables that were not eligible under the previous structure and increased the available funding. The senior lender’s commitments under the amended and restated securitization program are $150,000 thousand. Finacity remained as intermediate subordinated lender providing a cash consideration of $2,808 thousand, and the Company’s European subsidiaries continued as senior subordinated and junior subordinated lenders as well as, having interests in the senior and intermediate subordinated loan tranches.

On October 2, 2020, the Company ended the receivables funding agreement and cancelled the securitization program, signing a new factoring agreement with a Leasing and Factoring Agent, for anticipating the collection of receivables of the Company’s European entities (Grupo FerroAtlántica, S.A. and FerroPem S.AS). As a result of the agreement, the Leasing and Factoring Agent provided a cash consideration of circa $48.8 million, repurchased the receivables portfolio sold to the SPE on September 28, and consequently assumed the loan tranche of the senior borrower to the SPE. Also, the Senior loan and intermediate subordinate loan tranches were paid with internal sources of funds, at closing, there was cash release of $18 million from restricted cash relating to a special purpose vehicle under prior securitization program (see Note 16). Due to the termination of he receivables funding agreement and cancelation of the securitization program at October 2, 2020, the Company registered a finance cost of $7,591 thousand.

During the year ended December 31, 2020, the Company has repaid $107,657 thousand (EUR 95,695 thousand) in order to, prior to the termination of receivables funding agreement, optimize the level of borrowings of the SPE with the level of receivables in the securitization, and cancel all commitments in respect of loan tranches held by the Company.

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

Transactions with the SPE prior to consolidation during year ended December 31, 2019

Prior to the consolidation of the SPE on September 5, 2019, Company sold approximately $1,127 million of trade receivables to the SPE during the year ended December 31, 2019. The loss on transfer of the receivables, or purchase discount, which equates to difference between the carrying amount of the receivable and the purchase consideration, was $12,210 thousand and has been recognized within finance costs in the consolidated income statement.

As a lender to the SPE, the Company earned interest on its senior subordinated and junior subordinated loan receivables. During the year ended December 31, 2019, the Company earned interest of $1,130 thousand in respect of these loan receivables, recognized within finance income in the consolidated income statement.

The Company is engaged as master servicer to the SPE whereby the Company is responsible for the cash collection, reporting and cash application of the sold receivables. As master servicer, the Company earns a fixed rate management fee due to the percentage but depends on the volume of assets and an additional servicing fee which entitles the Company to a residual interest upon monthly liquidation of the SPE. The additional servicing fee will only be paid out on monthly liquidation of the SPE and from any excess cash flows remaining after all lenders to the SPE have been repaid. This results in the Company being exposed to variable returns. During the year ended December 31, 2019, the Company earned fixed-rate servicing fees of $1,531 thousand and additional servicing fees of $4,790 thousand.

Restrictions on the use of group assets

At December 31, 2020, following termination events on securitization program, the SPE did not held any cash in the consolidated financial statements of the Company.

At December 31, 2019, the SPE held cash of $38,778 thousand and this is consolidated by the Company and included in the cash and cash equivalents balance. Cash held by the SPE can be used to repay the SPE’s borrowings (see Note 16), pay interest and expenses incurred by the SPE, purchase new trade receivables from the Ferroglobe entities participating in the Program and repay loan notes issued to Ferroglobe entities, subject to continuing to meet the Program’s collateral and minimum liquidity requirements. At December 31, 2019, $3,448 thousand of cash held by the SPE was available to repay subordinated loan notes to Ferroglobe entities and therefore available for use by the wider group.

On October 2, 2020, prior to the termination of the securitization program, the SPE held trade receivables of $53.1 million. At December 31, 2019, the SPE held trade receivables of $90.1 million and these were consolidated by the Company (2018: the SPE was not consolidated). The proceeds from the collection of the SPE’s receivables can be used to repay the SPE’s borrowings.

At December 31, 2020, current restricted cash comprises cash in relation to the ABL, the amount constituted is fixed by agreement as liquidity covenants $22,500 thousand, see Note 16, and  the guarantees taken over escrow account $6,136 thousand. The escrow was constituted in August 30, 2019, in consideration of previous FerroAtlántica; under agreement terms, the Purchaser and the Seller deposited in a restricted bank account a part of the share purchase price, guaranteeing any compensation to the purchaser for any claim under the contract.

10.2 Trade and other receivables

Trade and other receivables comprise the following at December 31:

	2020	2019
	US$'000	US$'000
Trade receivables	203,930	237,022
Less – allowance for doubtful debts	(1,697)	(4,543)
	202,233	232,479
Tax receivables(1)	13,166	45,948
Government grant receivables	23,016	19,748
Other receivables	3,847	10,889
Total	242,262	309,064

(1)	“Tax receivables” is primarily related to VAT receivables, which are recovered either by offsetting against VAT payables or are expected to be refunded by the tax authorities in the relevant jurisdictions.

The trade and other receivables disclosed above are short-term in nature and therefore their carrying amount is considered to approximate their fair value.

The changes in the allowance for doubtful debts during 2020 and 2019 were as follows:

Allowance
US$'000
Balance at January 1, 2019	4,964
Impairment losses recognized	2,517
Amounts written off as uncollectible	(100)
Changes in the scope of consolidation	(2,750)
Exchange differences	(88)
Balance at December 31, 2019	4,543
Impairment losses recognized	504
Amounts written off as uncollectible	(3,666)
Changes in the scope of consolidation	—
Exchange differences	315
Balance at December 31, 2020	1,697

Factoring of trade receivables

On October 2, 2020, the Company ended the receivables funding agreement over European receivables, signing a new factoring agreement with a Leasing and Factoring Agent, for anticipating the collection of receivables of the Company’s European entities (Grupo FerroAtlántica, S.A. and FerroPem S.AS). As a result of the agreement, the Agent provided a cash consideration of circa $48.8 million, repurchased the receivables portfolio sold to the SPE on September 28, and consequently assumed the loan tranche of the senior borrower to the SPE. Also, the senior loan and intermediate subordinate loan tranches were paid with internal sources of funds, terminating the financing structure of the securitization program.

The main characteristics of the agreement are the following:

-	the maximum cash consideration advanced for the financing facility is up to EUR 60,000 thousand;
-	over collateralization of 10% of accounts receivable as guarantee provided to the Agent until payment has been satisfied;
-	Annual fee of 0.15% applied to the annual revenues ceded to the Agent;
-	Financing commission of 1% charged annually;

Other conditions are set in relation to credit insurance policy has been structured in an excess of loss policy where the first EUR 5,000 thousand of bad debt losses are not covered by the insurance provider. The Company has assumed the cash collateralization for the entire excess of loss, as agreed in contractual terms.

During the three  months ended December 31, 2020, the new factoring agreement  provided upfront cash consideration of approximately $169,105 thousand. The Company has repaid $95,800 thousand, showing at December 31, 2020, an on-balance sheet bank borrowing debt of $74,844 thousand, see Note 16.

At December 31, 2020, the Company held $89,154 thousand of accounts receivables recognized in consolidated balance sheet in respect of factoring agreement. Finance costs incurred during the year ended December 31, 2020, amounts $916 thousand, recognized in finance costs in the consolidated income statement.

Judgements relating to the recognition criteria

The Company has assessed whether it has transferred substantially all risks and rewards, continuing to be exposed to the variable returns from its involvement in the factoring agreement as it is exposed to credit risk, so the conclusion is that the derecognition criteria is not applicable and therefore, the account receivables sold is presented in the balance and a obligation is recognized as bank borrowings for the amount of cash advanced by the Leasing and Factoring Agent. The amount repayable under the factoring agreement is presented as on-balance sheet factoring and the debt assigned to factoring is showed as bank borrowings. See Note 16.

Government grants

The Company has been awarded government grants in relation to its operations in France, Spain and Norway, including grants in relation to the compensation of costs associated with the emission of CO2.

During the year ended December 31, 2020, the Company recognized $30,420 thousand of income related to government grants, the amount was deducted against the related expense in cost of sales (2019: $33,327 thousand of income, of which $33,327 thousand was deducted against the related expense in cost of sales). The Company has no unfulfilled conditions in relation to government grants, but certain grants would be repayable if the Company were to substantially curtail production or employment at certain plants.

Factoring of other receivables

The Company had $2,190 thousand of factoring without recourse arrangements for receivables as of December 31, 2020, debt is showed off-balance sheet . The Company had no factoring without recourse arrangements as of December 31, 2019.

11.   Inventories

Inventories comprise the following at December 31:

	2020	2019
	US$'000	US$'000
Finished goods	100,711	158,056
Raw materials in progress and industrial supplies	99,259	140,689
Other inventories	46,274	54,564
Advances to suppliers	305	812
Total	246,549	354,121

During 2020 the Company recognised an expense of $1,939 thousand (2019: $4,295 thousand) in respect of write-downs of inventory to net realisable value. The Company records expense for the write-down of inventories to Cost of sales in the consolidated income statement, see Note 4.8.

At December 31, 2020, approximately $25 million of inventories in the Company’s subsidiaries in the United States and Canada were pledged forming part of the borrowing base for the North American asset-based revolving credit facility (the “ABL Revolver”). At December 31, 2019, amount of pledged inventories was $33 million (see Note 30).

12. Other assets

Other assets comprise the following at December 31, 2020:

	2020			2019
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Guarantees and deposits given	10,290	253	10,543	1,100	9	1,109
Prepayments and accrued income	—	10,656	10,656	10	13,415	13,425
Other assets	1,614	9,805	11,419	487	10,252	10,739
Total	11,904	20,714	32,618	1,597	23,676	25,273

At December 31, 2020, the figure in Guarantees and deposits given increased due to factoring and amounts related to security deposits with EDF Entreprises, made during the year in “FerroPem S.A.S”.

At December 31, 2020, the figure in Prepayments and accrued income decreased due to prepayments registered in “FerroPem S.A.S” as of December 31, 2019.

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

During the years ended December 31, 2019 and December 31, 2020, the Company did not issue new ordinary shares of any class.

At December 31, 2020, there were 170,863,773 ordinary shares in issue with a par value of $0.01, for a total issued share capital of $1,784 thousand, (2019: 170,863,773 ordinary shares in issue with a par value of $0.01, for a total issued share capital of $1,784 thousand).

At December 31, 2020, the Company’s largest shareholder is as follows:

	Number of Shares	Percentage of
Name	Beneficially Owned	Outstanding Shares (*)
Grupo Villar Mir, S.A.U.	91,125,521	53.86%
(*) 169,197,366 ordinary shares were outstanding at 31 December 2020, comprising 170,863,773 shares in issue less 1,666,407 shares held in treasury

Valuation adjustments

Valuation adjustments comprise the following at December 31:

	2020	2019
	US$'000	US$'000
Actuarial gains and losses	4,833	1,248
Hedging instruments and other	922	(3,417)
Total	5,755	(2,169)

Changes in actuarial gain and losses are due to remeasurements of the net defined benefit liability, see Note 15.

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

Although the factoring with recourse agreement has been part of the Company’s consolidated Balance since October 1, 2020, the Company continues in its efforts to focus on optimizing its working capital.

Capital Raising and Extension of the Maturity of the Notes

Beginning in 2021, we engaged in discussions with a committee of holders of the Notes (the “Ad Hoc Group Noteholders”) to put forward a plan to refinance the Notes and restructure our balance sheet.  On March 27, 2021, Ferroglobe and Globe entered into a lock-up agreement (the “Lock-Up Agreement”) with the Ad Hoc Group Noteholders, Grupo VM and affiliates of Tyrus Capital that set forth a plan to implement this restructuring.

The principal elements of the restructuring, as set forth below, are inter-conditional and must be completed by September 28, 2021, unless extended by agreement, see Note 30.

Issuance of $60 million of new senior secured notes

Issuance of $40 million in new equity of Ferroglobe

Extension of the maturity date of the Notes from March 31, 2022 to December 31, 2025 and amendment of certain other terms.

As of the date of the consolidated financial statements, holders holding approximately 96% in aggregate principal amount of Notes have signed a lock-up agreement (the “Lock-Up Agreement”) with the Ad Hoc Group Noteholders, Grupo VM and affiliates of Tyrus Capital to support the proposed restructuring as set out in the Lock-Up Agreement and including an extension of the bond maturity, but there can be no assurance that such support will not be withdrawn prior to implementation of the proposed restructuring or that, if withdrawn, additional consents required to implement the proposed restructuring will be obtained. As a result of these uncertainties, we cannot assure you that the proposed restructuring will be implemented at the end.

In addition to the extension and new terms agreed on the Senior Notes, the company entered into a Lock-Up agreement with members of an “Ad Hoc-Group”, being existing note holders representing in aggregate approximately 60% of the 2022 Senior Notes, and Tyrus Capital (“Tyrus”) as backstop provider in respect of a $40 million equity raise forming part of the transaction.

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

	2020	2019	2018
	US$'000	US$'000	US$'000
Gross financial debt (*)	551,547	606,361	645,389
Cash, restricted cash and cash equivalents	(131,557)	(123,175)	(216,647)
Total net financial debt	419,990	483,186	428,742

Total equity (**)	365,719	602,297	884,372

Total net financial debt / total equity	114.84%	80.22%	48.48%

(*)   Gross financial debt comprises bank borrowings, obligations under leases, debt instruments and other financial liabilities.

(**) Total equity comprises all capital and reserves of Company as stated in the consolidated statement of financial position.

The classification of the Company’s gross financial debt between non-current and current at December 31 is as follows:

	2020		2019		2018
	Balance		Balance		Balance
	US$'000%		US$'000%		US$'000%
Non-current gross financial debt	394,985	71.61%	548,531	90.46%	560,738	86.88%
Current gross financial debt	156,562	28.39%	57,830	9.54%	84,651	13.12%
Total gross financial debt	551,547	100.00%	606,361	100.00%	645,389	100.00%

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

During the years ended December 31, 2019 and December 31, 2020, there were not new shares repurchased by the Company.

Dividends

There have not been dividends paid or proposed by the Company during the year ended December 31, 2020 neither during the year ended December 31, 2019.

On May 21, 2018, the Board of Directors approved an interim dividend per ordinary share of $0.06. The dividend totaling $10,321 thousand, was paid on June 29, 2018 to shareholders of record at the close of business on June 8, 2018.

On August 20, 2018, the Board of Directors approved an interim dividend per ordinary share of $0.06. The dividend totaling $10,321 thousand, was paid on September 20, 2018 to shareholders of record at the close of business on September 5, 2018.

Non-controlling interests

The changes in non-controlling interests in the consolidated statements of financial position in 2020 and 2019 were as follows:

Balance
US$'000
Balance at January 1, 2019	116,145
Loss for the year	(5,039)
Increase of Parent’s indirect ownership interest in FerroAtlántica de Venezuela S.A.	5,881
Translation differences and other	1,090
Balance at December 31, 2019	118,077
Loss for the year	(3,419)
Translation differences and other	(154)
Balance at December 31, 2020	114,504

The stand-alone statutory information regarding the largest non-controlling interests, in accordance with IFRS 12 Disclosure of Interests in Other Entities, is as follows:

WVA Manufacturing, LLC (WVA) was formed on October 28, 2009 as a wholly-owned subsidiary of Globe. On November 5, 2009, Globe sold a 49% membership interest in WVA to Dow Corning Corporation (currently named “Dow”), an unrelated third party. As part of the sale of the 49% membership interest to Dow, an operating agreement and an output and supply agreement were established. The output and supply agreement states that of the silicon metal produced by WVA, 49% will be sold to Dow and 51% to Globe, which represents each member’s ownership interest, at a price equal to WVA’s actual production cost plus $100 per metric ton. The agreement will automatically terminate upon the dissolution or liquidation of WVA in accordance with the joint venture agreement between Globe and Dow. As of December 31, 2020 and 2019, the balance of Non-controlling interest related to WVA was $70,270 thousand and $73,945 thousand, respectively.

Quebec Silicon Limited Partnership (QSLP), formed under the laws of the Province of Québec on August 20, 2010 is managed by its general partner, Quebec Silicon General Partner Inc., which is a wholly-owned subsidiary of Globe.

QSLP owns and operates the silicon metal operations in Bécancour, Québec. QSLP’s production output is subject to a supply agreement, which sells 51% of the production output to Globe and 49% to Dow, which represents each member’s ownership interest, at a price equal to QSLP’s actual production cost plus 31 Canadian dollars per metric ton. As of December 31, 2020 and 2019, the balance of non-controlling interest related to QSLP was $44,808 thousand and $44,224 thousand, respectively.

	2020		2019
	WVA	QSLP	WVA	QSLP
	US$'000	US$'000	US$'000	US$'000
Statement of Financial Position
Non-current assets	80,887	67,806	80,923	63,639
Current assets	58,404	37,095	56,839	30,931
Non-current liabilities	14,677	18,186	14,677	19,944
Current liabilities	23,208	16,320	27,579	7,277
Income Statement
Sales	156,995	70,637	167,503	78,414
Operating profit	5,900	3,113	6,688	252
Profit before taxes	5,900	2,898	6,423	(36)
Net (loss) income	3,008	1,666	3,276	(70)
Cash Flow Statement
Cash flows from operating activities	28,683	15,387	2,287	3,720
Cash flows from investing activities	(7,977)	(5,227)	(2,256)	(3,544)
Cash flows from financing activities	—	—	—	227
Exchange differences on cash and cash equivalents in foreign currencies	—	45	—	149
Beginning balance of cash and cash equivalents	6,566	2,319	6,535	1,767
Ending balance of cash and cash equivalents	27,272	12,524	6,566	2,319

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

	2020	2019	2018
Basic earnings (loss) per ordinary share computation
Numerator:
Profit (loss) attributable to the Parent (US$'000)	(246,339)	(280,601)	43,661
Denominator:
Weighted average basic shares outstanding	169,269,281	169,152,905	171,406,272
Basic earnings (loss) per ordinary share (US$)	(1.46)	(1.66)	0.25

Diluted earnings (loss) per ordinary share computation
Numerator:
Profit (loss) attributable to the Parent (US$'000)	(246,339)	(280,601)	43,661
Denominator:
Weighted average basic shares outstanding	169,269,281	169,152,905	171,406,272
Effect of dilutive securities	—	—	123,340
Weighted average dilutive shares outstanding	169,269,281	169,152,905	171,529,612
Diluted earnings (loss) per ordinary share (US$)	(1.46)	(1.66)	0.25

Potential ordinary shares of 57,458, of 445,008, and of 269,116  were excluded from the calculation of diluted earnings (loss) per ordinary share in 2020, 2019, and 2018 respectively because their effect would be anti-dilutive.

15.  Provisions

Provisions comprise the following at December 31:

	2020			2019
	Non- Current	Current	Total	Non- Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Provision for pensions	56,395	191	56,586	56,679	1,050	57,729
Environmental provision	2,910	1,256	4,166	2,923	1,185	4,108
Provisions for litigation	—	1,355	1,355	—	3,905	3,905
Provisions for third-party liability	10,759	—	10,759	9,263	—	9,263
Provisions for C02 emissions allowances	—	40,161	40,161	5,776	29,162	34,938
Other provisions	38,423	12,333	50,756	10,211	10,789	21,000
Total	108,487	55,296	163,783	84,852	46,091	130,943

The changes in the various line items of provisions in 2020 and 2019 were as follows:

			Provisions for	Provisions for	Provisions for
	Provision for	Environmental	Litigation	Third	CO2 Emissions	Other
	Pensions	Provision	in Progress	Party Liability	Allowances	Provisions	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2019	52,726	3,211	2,399	7,270	27,970	22,781	116,357
Charges for the year	7,444	820	2,166	2,361	18,794	2,958	34,543
Provisions reversed with a credit to income	(1,798)	—	—	(74)	—	(1,101)	(2,973)
Amounts used	(2,019)	—	(650)	(179)	(9,452)	(723)	(13,023)
Provision against equity	2,244	—	—	—	—	—	2,244
Exchange differences and others	(868)	77	(10)	(115)	(249)	(441)	(1,606)
Disposals from business divestitures	—	—	—	—	(2,125)	(2,474)	(4,599)
Balance at December 31, 2019	57,729	4,108	3,905	9,263	34,938	21,000	130,943
Charges for the year	5,340	117	184	268	38,249	30,890	75,048
Provisions reversed with a credit to income	(1,843)	—	—	—	—	(1,972)	(3,815)
Amounts used	(3,514)	(26)	(2,886)	(198)	(35,860)	—	(42,484)
Provision against equity	(3,260)	—	—	568	—	—	(2,692)
Exchange differences and others	2,134	(33)	152	858	2,834	838	6,783
Balance at December 31, 2020	56,586	4,166	1,355	10,759	40,161	50,756	163,783

The main provisions relating to employee pensions are as follows:

France

These relate to various obligations assumed by FerroPem, SAS with various groups of employees relate to long-service benefits, medical insurance supplements and retirement obligations, all of which are defined unfunded benefit obligations, whose changes in 2020 and 2019 were as follows:

	2020	2019
	US$'000	US$'000
Obligations at the beginning of year	32,795	28,049
Current service cost	1,580	1,951
Borrowing costs	242	524
Actuarial differences	(2,170)	4,432
Benefits paid	(1,037)	(1,581)
Exchange differences	3,086	(580)
Obligations at the end of year	34,496	32,795

At December 31, 2020 and 2019 the effect of a 1% change in discount rate would have resulted in a change to the provision of approximately $4,953 thousand and $4,767 thousand, respectively.

The following table reflects the gross benefit payments that are expected to be paid for the benefit plans for the year ended December 31, 2020:

2020
US$'000
2021	1,128
2022	1,129
2023	2,018
2024	2,322
2025	1,691
Years 2026-2030	9,065

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

In this regard, the changes of this provision in 2020 and 2019 were as follows:

	2020	2019
	US$'000	US$'000
Obligations at beginning of year	4,601	5,429
Current service cost	47	90
Borrowing costs	435	511
Actuarial differences	(1,238)	(1,291)
Benefits paid	(278)	(254)
Exchange differences	(106)	116
Obligations at end of year	3,461	4,601

At December 31, 2020 and 2019, the effect of a 1% change in the cost of the medical aid would have resulted in a change to the provision of approximately $378 thousand and $562 thousand, respectively.

The breakdown, in percentage, of the plan assets are as follows:

	2020	2019
Cash	1.84%	1.50%
Equity	41.70%	42.25%
Bond	18.53%	15.64%
Property	1.68%	2.78%
International	32.02%	32.51%
Others	4.23%	5.32%
Total	100.00%	100.00%

As of December 31, 2020 and 2019 the Plan assets amounted to $2,204 thousand and $2,126 thousand, respectively. Changes in the fair value of plan assets linked to the defined benefit plans in South Africa were as set forth in the following table:

	2020	2019
	US$'000	US$'000
Fair value of plan assets at the beginning of the year	2,126	1,906
Interest income on assets	200	194
Benefits paid	—	—
Actuarial differences	(77)	(81)
Other	(45)	107
Fair value of plan assets at the end of the year	2,204	2,126
Actual return on assets	122	113

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

The most recent of the present value of the defined benefit obligation actuarial valuation was determined at December 31, 2020 by independent actuaries. The present value of the obligation for defined unfunded benefit cost, the current service cost and past service cost were determined using the projected unit credit method.

In this regards, the changes of this provision in 2020 and 2019 were as follows:

	2020	2019
	US$'000	US$'000
Obligations at the beginning of year	2,577	534
Current service cost	26	50
Borrowing costs	596	1,128
Benefits paid	(2)	(3)
Exchange differences	(956)	(1,200)
Other	(2,220)	2,068
Obligations at the end of year	22	2,577

The summary of the main actuarial assumptions used to calculate the aforementioned obligations is as follows:

	France		South Africa			Venezuela
	2020	2019	2020	2019		2020	2019
Salary increase	1.60%-6.10%	1.60%-6.10%	5.80%-9.10%	7.10%-7.60%	%	500%	7374%
Discount rate	0.75%	0.75%	9.80%-13.2%	9.5%-10.7%	%	536%	7673%
Expected inflation rate	1.60%	1.60%	4.80%-7.60%	5.1%-6.1%	%	550%	7374%
Mortality	TGH05/TGF05	TGH05/TGF05	SA 85-90 / PA (90)	SA 85-90 / PA (90)		GAM 83	UP94
Retirement age	65	65	63	63		65	62-63

High percentages are driven by driven by hyperinflationary economy in Venezuela.

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

Benefit Obligations and Funded Status – The following provides a reconciliation of the benefit obligations, plan assets and funded status of the North American plans as of December 31, 2020 and 2019:

2020				2019
USA	Canada			USA	Canada
		Post-				Post-
Pension	Pension	retirement		Pension	Pension	retirement
Plans	Plans	Plans	Total	Plans	Plans	Plans	Total
US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000

Benefit obligation	39,214	28,110	9,632	76,956	37,272	25,626	8,739	71,637
Fair value of plan assets	(36,011)	(22,337)	—	(58,348)	(33,620)	(20,260)	—	(53,880)
Provision for pensions	3,203	5,773	9,632	18,608	3,652	5,366	8,739	17,757

All North American pension and post-retirement plans are underfunded. At December 31, 2020 and 2019, the accumulated benefit obligation was $67,324 thousand and $62,898 thousand for the defined pension plan and $9,632 thousand and $8,739 thousand for the post-retirement plans, respectively.

The assumptions used to determine benefit obligations at December 31, 2020 and 2019 for the North American plans are as follows:

	North America – 2020			North America – 2019
	USA	Canada		USA	Canada
	Pension	Pension	Postretirement	Pension	Pension	Postretirement
	Plan	Plan	Plan	Plan	Plan	Plan
Salary increase	N/A	2.75% - 3.00%	N/A	N/A	2.75% - 3.00%	N/A
Discount rate	2.25%	2.61%	2.75%	3.00%	3.15%	3.15%
Expected inflation rate	N/A	N/A	N/A	N/A	N/A	N/A
Mortality	Pri-2012 Blue Collar Mortality	CPM2014-Private	CPM2014-Private Scale CPM-B	Pri-2012 Blue Collar Mortality	CPM2014-Private	CPM2014-Private Scale CPM-B
Retirement age	65	58-60	58-60	65	58-60	58-60

The discount rate used in calculating the present value of our pension plan obligations is developed based on the BPS&M Pension Discount Curve for 2020 and 2019 and the Mercer Proprietary Yield Curve for 2020 and 2019 for QSLP Pension and post-retirement benefit plans and the expected cash flows of the benefit payments.

The Company expects to make discretionary contributions of approximately $1,304 thousand to the defined benefit pension and post-retirement plans for the year ending December 31, 2020.

The following reflects the gross benefit payments that are expected to be paid in future years for the benefit plans for the year ended December 31:

		Non-pension
		Postretirement
	Pension Plans	Plans
	US$'000	US$'000
2021	3,281	192
2022	3,300	189
2023	3,363	204
2024	3,402	214
2025	3,492	240
Years 2026-2030	17,561	1,550

The accumulated non-pension postretirement benefit obligation has been determined by application of the provisions of the Company’s health care and life insurance plans including established maximums, relevant actuarial assumptions and health care cost trend rates projected at 5.2% for 2020 and decreasing to an ultimate rate of 4.0% in fiscal 2040. At December, 31 2020 and 2019, the effect of a 1% increase in health care cost trend rate on the non-pension postretirement benefit obligation is $2,085 thousand and $1,809 thousand, respectively. At December, 31 2020 and 2019 the effect of a 1% decrease in health care cost trend rate on the non-pension postretirement benefit obligation is ($1,567) thousand and ($1,374) thousand.

The changes to these obligations in the current year ended December 31, 2020 were as follows:

	2020
	USA	Canada
	Pension	Pension	Post-retirement
	Plans	Plans	Plans	Total
	US$'000	US$'000	US$'000	US$'000
Obligations at the beginning of year	37,272	25,626	8,739	71,637
Service cost	147	149	330	626
Borrowing cost	1,085	800	275	2,160
Actuarial differences	3,020	2,252	278	5,550
Benefits paid	(2,083)	(1,249)	(170)	(3,502)
Exchange differences		532	180	712
Expenses	(227)	—	—	(227)
Obligations at the end of year	39,214	28,110	9,632	76,956

The plan assets of the defined benefit and retirement and post-retirement plans in North America are comprised of assets that have quoted market prices in an active market. The breakdown as of December 31, 2020 and 2019 of the assets by class are:

	2020	2019
Cash	33%	1%
Equity Mutual Funds	10%	44%
Fixed Income Securities	32%	55%
Assets held by insurance company	25%	—%
Total	100%	100%

For the year ended December 31, 2020, the changes in plan assets were as follows:

	2020
	USA	Canada
	Pension	Pension
	Plans	Plans	Total
	US$'000	US$'000	US$'000
Fair value of plan assets at the beginning of the year	33,620	20,260	53,880
Interest income on assets	973	530	1,503
Benefits paid	(2,083)	(1,187)	(3,270)
Actuarial return on plan assets	3,681	1,070	4,751
Exchange differences	—	711	711
Other	(180)	953	773
Fair value of plan assets at the end of the year	36,011	22,337	58,348

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

Provisions for third-party liability

Environmental provision

Environmental provisions relate to $2,910 thousand of non-current environmental rehabilitation obligations as of December 31, 2020 (2019: $2,923 thousand) and $1,256 thousand of current environmental rehabilitation obligations as of December 31, 2020 (2019: $1,185 thousand).

Provisions for litigation

Certain employees of FerroPem, SAS, then known as Pechiney Electrometallurgie, S.A., may have been exposed to asbestos at its plants in France in the decades prior to FerroAtlántica’s purchase of that business in December 2004. The Company has recognized a provision of $1,080 thousand during the year ended December 31, 2020 as part of the current portion of Provisions for litigation (2019: $1,166 thousand). See Note 24 for further information.

The timing and amounts potential liabilities arising from such exposures is uncertain. The provision reflects the Company’s best estimate of the expenditure required to meet resulting obligations.

Provisions for third-party liability

Provisions for third-party liability relate to current obligations ($10,759 thousand) relating to health costs for retired employees (2019: $9,263 thousand) in the The Company’s subsidiary, FerroPem, SAS.

The following table reflects the gross benefit payments that are expected to be paid for the benefit plans for the year ended December 31, 2020:

2020
US$'000
2021	-
2022	585
2023	293
2024	292
2025	293
Years 2026-2030	1,499

The subsidiary recognized provisions in this connection based on an actuarial study performed by an independent expert.

Other provisions

Included in other provisions are current obligations arising from past actions that involve a probable outflow of resources that can be reliably estimated. Other provisions include taxes of $6,053 thousand (2019: $4,866 thousand) and other provisions of $44,703 thousand (2019: $16,134 thousand); $31,815 thousand are related to the tolling agreement with Cee-Dumbria facility as detailed in the below paragraph and $7,118 thousand are related to the accrued estimated costs of reclaiming the land after it has been mined for gravel or coal.

In November 2020, the Tribunal Superior de Justicia de Galicia dismissed the request of  separation of the Cee-Dumbria's hydroelectric plants and the ferroalloys plants. Grupo FerroAtlantica, S.A.U. has appealed the Sentencia to the Supreme Court and are awaiting the admission of the appeal. As a consequence of the court´s ruling, the Company has reconsidered to estimate on the term of the tolling agreement with Cee-Dumbria ferroalloys plant. The Company has recorded a provision amounting to $31,815 thousand (EUR 25,927 thousand).

16.  Bank borrowings

Bank borrowings comprise the following at December 31:

	2020
		Non-Current	Current
	Limit	Amount	Amount	Total
	US$'000	US$'000	US$'000	US$'000
Borrowings carried at amortised cost:
Credit facilities	100,000	—	27,237	27,237
Borrowings from receivable factoring facility	73,626	—	74,844	74,844
Other loans	—	5,277	249	5,526
Total		5,277	102,330	107,607

	2019
		Non-Current	Current
	Limit	Amount	Amount	Total
	US$'000	US$'000	US$'000	US$'000
Borrowings carried at amortised cost:
Credit facilities	100,000	45,449	12,600	58,049
Other loans	150,000	98,939	2,011	100,950
Total		144,388	14,611	158,999

Credit facilities

Credit facilities comprise the following at December 31:

	2020	2019
	US$'000	US$'000
Secured loans carried at amortised cost
Principal amount	31,155	62,835
Unamortised issuance costs	(3,918)	(4,786)
Accrued interest	—	—
Total	27,237	58,049

Amount due for settlement within 12 months	27,237	12,600
Amount due for settlement after 12 months	—	45,449
Total	27,237	58,049

On February 27, 2018, Ferroglobe entered into a revolving credit facility that provided for borrowings up to an aggregate principal amount of $250,000 thousand (the “Revolving Credit Facility”). The Revolving Credit Facility was amended on February 22, 2019, which included a reduction in the size of the facility from $250,000 thousand to $200,000 thousand. The Revolving Credit Facility was amended further on September 30, 2019, reducing the size of the facility from $200,000 thousand to $150,000 thousand. On October 11, 2019, the Revolving Credit Facility was repaid using the proceeds from the ABL Revolver and existing cash and cash equivalents, in the amounts of $134,570 thousand.

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

The maximum advances granted by the lender are up to the lesser of (a) $100 million and (b) the Formula Amount. The Formula Amount at any time will be determined by reference to the most recent Borrowing Base Certificate delivered to PNC Bank, N.A. (the Agent), and is equal to (a) up to 85% of Eligible Receivables plus (b) the lesser of:

●	up to 75% of the cost of Eligible Inventory and eligible foreign-in transit inventory;
●	up to 85% of the appraised net orderly liquidation value of Eligible inventory, minus (c) Reserves, if any.

The Formula Amount is subject to the following limits:

●	inventory to account for up to 65% of the Formula Amount;
●	Canadian inventory up to $20 million;
●	eligible in-transit inventory of up to $10 million;
●	consigned inventory of up to $10 million;
●	consigned inventory of up to $7.5 million;
●	stores and spare parts inventory of up to $2 million;
●	packaging materials inventory of up to $500 thousand; and
●	receivables aged 90 to 120 days due of up to $5 million.

Subject to certain exceptions, loans under the ABL Revolver may be borrowed, repaid and reborrowed at any time until the facility’s expiration date. The legal maturity date of the ABL Revolver is October 11, 2024, which is five years after the initial drawdown under the facility. Notwithstanding this, the terms of the facility provide a spring forward provision which requires the ABL Revolver to be repaid on the date which is three (3) months prior to the maturity date of the senior Notes (March 1, 2022), which would currently imply a facility repayment date of December 1, 2021. Accordingly the ABL has been reclassified to short term as at December 31, 2020. This spring forward provision would adjust in respect of a refinancing of the senior Notes to be the date which is three (3) months prior to the date of any permitted refinancing of the Notes. There is a provision in the ABL Revolver credit agreement which requires the approval of PNC Bank, as agent on behalf of the lender, to the terms of any refinancing of the senior unsecured Notes and provides, inter alia, that the maturity date of such of refinancing shall be no earlier than January 9, 2025.

Interest Rates

Under the ABL Revolver, and in respect of LIBOR Rate Loans, the interest to be paid will be LIBOR plus aplicable margin, and in respect of Domestic Rate Loans, the interest will be ABR plus aplicable margin. ABR shall mean the highest of (i) the PNC Bank prime rate, (ii) overnight bank funding rate plus 0.5% and (iii) daily LIBOR plus 1.0%.

The applicable margin is based on the average undrawn availability of the ABL Revolver. The undrawn availability is an amount equal to:

●	the lesser of (i) $100 million and (ii) the Formula Amount; minus
●	the maximum undrawn amount of $10 million all outstanding letters of credit; minus
●	the outstanding amount of revolving advances and swing loans, with a limit of $45 million

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

Covenants

The ABL Revolver contains certain affirmative covenants relating to, among other things: (i) preservation of existence; (ii) payment of taxes; (iii) continuation of business; (iv) maintenance of insurance on its properties and assets; (v) maintenance and protection of rights of properties; (vi) visitation rights granted to the Administrative Agent and (vii) maintain and keep proper books of record and account. The ABL Revolver also contains certain negative covenants, relating to, among other things: (i) debt; (ii) liens; (iii) liquidations, mergers or consolidation; (iv) amendment of organizational documents; (v) restricted payments (including dividends, distributions, issuances of equity interests, redemptions and repurchases of equity interests); (vi) sale and leaseback transactions and (vii) further negative pledges. The ABL Revolver does not contain any leverage-based or financial ratio-based covenants, but requires minimum undrawn availability of $10,000 thousand and a restricted cash reserve of $22,500 thousand. See Note 10.

Under the ABL Revolver, Globe Specialty Metals, Inc., and QSIP Canada ULC pledged assets as collateral to PNC Bank as follows: eligible third party receivables in the sum of $31M, and eligible inventory including raw materials, WIP, finished goods, spare parts and packaging in the sum of $25M. Deducted from the eligible assets are outstanding letters of credit equaling $6M, reserves $0.6M and a minimum undrawn availability of $10M, leaving a total ABL Revolver balance of $38M as at December 31, 2020.

Repayment of the ABL in March, 2021

On March 16, 2021, the Company has repaid in its entirety the remaining balance at the date for an amount equal to $39,476 thousand, cancelling its obligations derived from the contract. See Note 30.

Borrowings from receivable factoring facility

On October 2, 2020, the Company ended the receivables funding agreement over European receivables, signing a new factoring agreement with a Leasing and Factoring Agent, for anticipating the collection of receivables of the Company’s European entities. As a result of the agreement, the Agent provided a cash consideration of circa $48.8 million, repurchased the receivables portfolio sold to the SPE on September 28, and consequently assumed the loan tranche of the senior borrower to the SPE. Also, the senior loan and intermediate subordinate loan tranches were paid with internal sources of funds, terminating the financing structure of the securitization program (See Note 10).

The main characteristics of the agreement are the following:

-	the maximum cash consideration advanced for the financing facility is up to EUR 60,000 thousand;
-	over collateralization of 10% of accounts receivable as guarantee provided to the Agent until payment has been satisfied;
-	Annual fee of 0.15% applied to the annual revenues ceded to the Agent;
-	Financing commission of 1% charged annually;

Other conditions are set in relation to credit insurance policy has been structured in an excess of loss policy where the first EUR 5,000 thousand of bad debt losses are not covered by the insurance provider. The Company has assumed the cash collateralization for the entire excess of loss, as agreed in contractual terms.

Judgements relating to the recognition criteria

The Company has assessed whether it has transferred substantially all risks and rewards, continuing to be exposed to the variable returns from its involvement in the factoring agreement as it is exposed to credit risk as, the conclusion is that the derecognition criteria is not applicable and thefore, the account receivables sold is presented in the balance as the cash received is presented as an obligation to be repaid as bank borrowings.

As of December 31, 2020, the Company exceeded the limit, the lender agreed a temporary increase of the limit.

Other Loans

Loans in respect of Receivables Funding Agreement

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

On December 10, 2019, the Company refinanced the program and amended and restated its terms. The SPE repaid the remaining senior loans to ING with the proceeds of new senior loans issued by an affiliate of Sound Point Capital Management LP. The new senior lender’s commitments under the amended and restated securitization program are $150,000 thousand, of which $104,130 was drawn at December 31, 2019. Finacity remained as intermediate subordinated lender and the Company’s European subsidiaries continue as senior subordinated and junior subordinated lenders as well as having a new interest in the senior and intermediate subordinated loan tranches. The reconstituted program has a two-year term until December 10, 2021.

On February 6, 2020, the Company entered an amended and restated accounts receivables securitization program. The senior lender’s commitments under the amended and restated securitization program are $150,000 thousand. Finacity remained as intermediate subordinated lender providing a cash consideration of $2,808 thousand, and the Company’s European subsidiaries continued as senior subordinated and junior subordinated lenders as well as, having interests in the senior and intermediate subordinated loan tranches.

During the year ended December 31, 2020, the Company has repaid $107,657 thousand in order to, prior to the termination of receivables funding agreement, optimize the level of borrowings of the SPE with the level of receivables in the securitization, and cancel all commitments in respect of loan tranches held by the Company.

Other Loans

Include loans held by The Company to finance their current activities in France, signed in July for an amount of  USD 5,277 thousand. The loan is zero interest rate, guaranteed by French government, and the initial period is one year duration, with repayment of up to five years.

Foreign currency exposure of bank borrowings

The breakdown by currency of bank borrowings at December 31, is as follows:

	2020
	Non-Current	Current
	Principal	Principal
	Amount	Amount	Total
	US$'000	US$'000	US$'000
Borrowings in US Dollars	—	27,486	27,486
Borrowings in Euros	5,277	74,844	80,121
Total	5,277	102,330	107,607

2019
	Non-Current	Current
	Principal	Principal
	Amount	Amount	Total
	US$'000	US$'000	US$'000
Borrowings in US Dollars	144,388	14,611	158,999
Borrowings in other currencies	—	—	—
Total	144,388	14,611	158,999

Contractual maturity of non-current bank borrowings

The contractual maturity of non-current bank borrowings at December 31, 2020, was as follows:

	2020
	2021	2022	Total
	US$'000	US$'000	US$'000
Credit facilities	27,237	—	27,237
Borrowings from supplier factoring facility	74,844	—	74,844
Other loans	249	5,277	5,526
Total	102,330	5,277	107,607

17.  Leases

Lease obligations

Lease obligations as at December 31 are as follows:

	2020			2019
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Other leases	13,994	8,542	22,536	16,972	8,900	25,872
Total	13,994	8,542	22,536	16,972	8,900	25,872

The detail, by maturity, of the non-current payment obligations under leases as of December 31, 2020 is as follows:

	2022	2023	2024	2025	2026 and after	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Other leases	6,177	4,319	1,287	824	1,387	13,994
Total	6,177	4,319	1,287	824	1,387	13,994

Future net minimum lease payments are as follows:

	Undiscounted minimum lease payments		Present value of minimum lease payments
	2020	2019	2020	2019
	US$'000	US$'000	US$'000	US$'000
Within 1 year	8,836	10,161	8,542	8,900
Between 1 and 5 years	13,488	17,569	12,608	16,256
After 5 years	1,748	911	1,386	716
Total minimum lease payments	24,072	28,641	22,536	25,872
Less: amounts representing finance lease charges	1,536	2,769	—	—
Present value of minimum lease payments	22,536	25,872	22,536	25,872

IFRS 16 has had the following effect on components of the consolidated financial statements:

2020
US$'000
Balance at December 31, 2019	(25,872)
Additions	(5,471)
Disposals and other	102
Interest	(1,358)
Lease payments	11,673
Exchange differences	(1,610)
Balance at December 31, 2020	(22,536)

On January 1, 2020, lease liabilities were discounted at the incremental borrowing rate was 5.5% for the year ended December 31, 2020.

Leases are presented as follows in the Statement of financial position:

2020
US$'000
Non-current assets
Leased land and buildings	17,588
Leased plant and machinery	24,446
Accumulated depreciation	(22,498)

Non-current liabilities
Lease liabilities	(13,994)

Current liabilities
Lease liabilities	(8,542)

Leases are presented as follows in the Consolidated income statement:

2020
US$'000
Depreciation and amortization charges, operating allowances and write-downs
Depreciation of right of use assets	10,112

Finance costs
Interest expense on lease liabilities	1,358

Exchange differences
Currency translation gains on lease liabilities	(1,610)
Currency translation losses on right of use assets	2,138

Leases are presented as follows in the Statement of cash flows:

2020
US$'000
Payments for:
Principal	10,315
Interest	1,358

18.  Debt instruments

Debt instruments comprise the following at December 31:

	2020	2019
	US$'000	US$'000
Unsecured notes carried at amortised cost
Principal amount	350,000	350,000
Unamortised issuance costs	(3,380)	(5,986)
Accrued coupon interest	10,888	10,937
Total	357,508	354,951

Amount due for settlement within 12 months	10,888	10,937
Amount due for settlement after 12 months	346,620	344,014
Total	357,508	354,951

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

The fair value of the Notes, determined by reference to the closing market price on the last trading day of the year, was $268,538 thousand as at December 31, 2020 (December 31, 2019: $219,118 thousand).

Agreement in Principle on the Terms of the financing proposal

As of the date of the consolidated financial statements, holders holding approximately 96% in aggregate principal amount of Notes have signed a lock-up agreement (the “Lock-Up Agreement”) with the Ad Hoc Group Noteholders, Grupo VM and affiliates of Tyrus Capital to support the proposed restructuring as set out in the Lock-Up Agreement and including an extension of the bond maturity, but there can be no assurance that such support will not be withdrawn prior to implementation of the proposed restructuring or that, if withdrawn, additional consents required to implement the proposed restructuring will be obtained. As a result of these uncertainties, we cannot assure you that the proposed restructuring will be implemented. See Note 30.

19.  Other financial liabilities

Other financial liabilities comprise the following at December 31:

	2020			2019
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Financial loans from government agencies	29,094	34,802	63,896	33,557	23,382	56,939
Derivative financial instruments	—	—	—	9,600	—	9,600
Total	29,094	34,802	63,896	43,157	23,382	66,539

Financial loans from government agencies

On September 8, 2016, FerroAtlántica, S.A.U, as borrower, and the Spanish Ministry of Industry, Tourism and Commerce (the “Ministry”), as lender, entered into two loan agreements under which the Ministry made available to the borrower loans in aggregate principal amount of €44,999 thousand and €26,909 thousand, respectively, in connection with industrial development projects relating to the Company’s solar grade silicon project. The loan is contractually due to be repaid in 7 installments over a 10-year period with the first three years as a grace period. The loan of €26,909 thousand was repaid in April 2018. Interest on outstanding amounts under each loan accrues at an annual rate of 3.55%. As of December 31, 2020, the amortized cost of the loan was €44,824 thousand (equivalent to $55,004 thousand) (2019: €44,765 thousand and $50,289 thousand). In November 2018, FAU agreed to transfer to

OpCo certain assets which had been acquired with the proceeds of the REINDUS Loan and used exclusively by OpCo in connection with the joint venture in consideration of OpCo assuming liability for the REINDUS Loan. Reindus loan fair value as of December 31, 2020 amounting of $57,366 thousand.

The agreements governing the loans contain the following limitations on the use of the proceeds of the outstanding loan: (1) the investment of the proceeds must occur between January 1, 2016 and February 24, 2019; (2) the allocation of the proceeds must adhere to certain approved budget categories; (3) if the final investment cost is lower than the budgeted amount, the borrower must reimburse the Ministry proportionally; and (4) the borrower must comply with certain statutory restrictions regarding related party transactions and the procurement of goods and services. On May 24, 2019, a report on uses of the loan was presented to the Ministry. On January 26, 2021, the Company received a decision from the Administration under which it has been agreed to extend the grace period and the term of loan, and it will be completed by 2030 (see Note 30).

The remaining non-current and current balances are related to loans granted mainly by French and Spanish government agencies.

Derivative financial instruments

Derivative financial instruments comprise the following at December 31:

	2020	2019
	US$'000	US$'000
Derivatives designated as hedging instruments
Cross currency swap	—	7,481

Derivatives not designated as hedging instruments
Cross currency swap	—	2,119
	—	9,600

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

In March, 2020, the Company closed out the cross currency swap resulting in the receipt of cash proceeds of $3,608 thousand.

The fair value of the CCS at December 31, 2020 was $ nil thousand (2019: $9,600 thousand) (see Note 28).

The Parent Company, which has an Euro functional currency, designated $150,000 thousand of the notional amount of the CCS as a cash flow hedge of the variability of the Euro functional currency equivalents of the future US dollar cash flows of $150,000 thousand of the principal amount of the Notes. In March, 2020, the CCS hedging foreign exchange risk of the Notes was close out resulting in a change in fair value of $11,161 thousand since the last year end closing. As 77% of the derivative was designated as hedging instrument in a cashflow hedge relationship, $3,168 thousand were recognized in finance income in the income statements for the non-designated portion (2019: $2,729 thousand) and $11,161 thousand were recognized through other comprehensive income in the valuation adjustments reserve (2019: $9,663 thousand gain). Considering that the hedged item remains as a highly probable transaction, the corresponding valuation adjustment reserve should be reclassified to the income statement as the hedged item affects profit or loss over the period to maturity of the Notes. In that sense, during the period of 2020 amounts transferred from the valuation adjustments reserve to the income statement comprise a gain of $5,090 thousand transferred to exchange differences (2019: $2,874 thousand) and a gain of $429 thousand transferred to finance costs (2019: $1,639 thousand). At December 31, 2020, a balance of $(2,226) thousand in respect of the cash flow hedge of the CCS remained in the valuation adjustment reserve.

The remaining $42,500 thousand of the notional amount of the CCS was not designated as a cash flow hedge before closed out and was accounted for at fair value through profit or loss, resulting in a gain of $3,164 thousand for the year ended December 31, 2020, which is recorded in financial derivative gain in the consolidated income statement (2019: $2,736 thousand).

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

20.   Trade and other payables

Trade and other payables compose the following at December 31:

	2020	2019
	US$'000	US$'000
Payable to suppliers	147,512	189,092
Trade notes and bills payable	1,689	137
Total	149,201	189,229

21.   Other liabilities

Other liabilities comprise the following at December 31:

	2020			2019
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Payable to non-current asset suppliers	130	2,633	2,763	182	6,989	7,171
Guarantees and deposits	17	266	283	18	—	18
Remuneration payable	20	27,552	27,572	38	33,003	33,041
Tax payables	—	23,177	23,177	—	22,459	22,459
Contingent consideration	14,859	1,773	16,632	20,338	1,626	21,964
Other liabilities	1,741	10,592	12,333	5,330	32,352	37,682
Total	16,767	65,993	82,760	25,906	96,429	122,335

Tax payables

Tax payables comprise the following at December 31:

	2020		2019
	Current	Total	Current	Total
	US$'000	US$'000	US$'000	US$'000
VAT	4,061	4,061	8,234	8,234
Accrued social security taxes payable	13,266	13,266	7,781	7,781
Personal income tax withholding payable	1,111	1,111	1,351	1,351
Other	4,739	4,739	5,093	5,093
Total	23,177	23,177	22,459	22,459

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

Details of the Plan awards during the current and prior years are as follows:

Number of awards
Outstanding as of December 31, 2018	1,025,042
Granted during the period	1,184,441
Expired/forfeited during the period	(33,630)
Outstanding as of December 31, 2019	2,175,853
Granted during the period	882,850
Exercised during the period	(150,494)
Outstanding as of December 31, 2020	2,908,209

Exercisable as of December 31, 2020	456,968

The awards outstanding under the Plan at December 31, 2020 and December 31, 2019 were as follows:

	Performance Period			Fair Value at
Grant Date	(three years ended)	Expiration Date	Exercise Price	Grant Date	2020	2019
December 16, 2020	December 31, 2024	December 16, 2030	nil	$1.23	882,850	—
March 13, 2019	December 31, 2022	March 13, 2029	nil	$2.69	1,184,441	1,184,441
June 14, 2018	N/A	June 13, 2028	nil	$9.34	78,694	129,930
March 21, 2018	December 31, 2021	March 20, 2028	nil	$22.56	287,080	287,080
June 20, 2017	December 31, 2020	June 20, 2027	nil	$15.90	17,342	17,342
June 1, 2017	N/A	June 1, 2027	nil	$10.96	834	19,463
June 1, 2017	December 31, 2020	June 1, 2027	nil	$16.77	346,215	382,002
November 24, 2016	December 31, 2019	November 24, 2026	nil	$16.66	110,753	155,595
					2,908,209	2,175,853

The awards outstanding as of December 31, 2020 had a weighted average remaining contractual life of 11.93 years (2019: 8.52 years).

At December 31, 2020, 2,828,681 of the outstanding awards were subject to performance conditions (2019: 2,026,460 awards). For those awards subject to performance conditions, upon completion of the three year service period, the recipient will receive a number of shares or nil cost options of between 0% and 200% of the above award numbers, depending on the financial performance of the Company during the performance period. The performance conditions can be summarized as follows:

Vesting Conditions
40% base on share price
30% base on Operating (Loss) profit plus depreciation and amortization charges
20% based on net cash flow

There were no performance obligations linked to 79,528 of the awards outstanding at December 31, 2020 (2019: 149,393 awards). These awards were issued as deferred bonus awards and vest subject to remaining in employment for three years.

Fair Value

The weighted average fair value of the awards granted during the year ended December 31, 2020 was $1.23 (2019: $2.69). The Company estimates the fair value of the awards using Stochastic and Black-Scholes option pricing models. Where relevant, the expected life used in the model has been adjusted for the remaining time from the date of valuation until options are expected to be received, exercise restrictions (including the probability of meeting market conditions attached to the option), and performance considerations. Expected volatility is calculated over the period commensurate with the remainder of the performance period immediately prior to the date of grant.

The following assumptions were used to estimate the fair value of the awards:

	Grant date
	December 16, 2020	March 13, 2019	March 21, 2018	June 20, 2017	June 01, 2017
Fair value at grant date	$1.23	$2.69	$22.56	$15.90	$16.77
Grant date share price	$1.61	$2.44	$15.19	$10.50	$10.96
Exercise price	Nil	Nil	Nil	Nil	Nil
Expected volatility	91.30%	53.54%	49.86%	43.15%	43.09%
Option life	4.00 years	3.00 years	3.00 years	3.00 years	3.00 years
Dividend yield	—	—%	—%	—%	—%
Risk-free interest rate	0.27%	2.40%	2.48%	1.52%	1.44%
Remaining performance period at grant date	4.04	2.81	2.78	2.53	2.58
Company TSR at grant date	NA	(48.1)%	2.1%	(0.3)%	4.0%
Median comparator group TSR at grant date	NA	(4.8)%	(6.2)%	(7.2)%	(3.7)%
Median index TSR at grant date	NA	10.9%	(8.4)%	0.6%	4.8%

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

For the year ended December 31, 2020, share-based compensation expense related to this stock plan amounted to $2,017 thousand, which is recorded in staff costs (2019: $4,879 thousand).

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

There were not options that were exercised and 25,000 share options that expired during the year ended December 31, 2020 (2019: no options were exercised and 78,630 share options expired during the year).

A summary of options outstanding is as follows:

			Weighted-
			Average
		Weighted-	Remaining
		Average	Contractual	Aggregate
	Number of	Exercise	Term in	Intrinsic
	Options	Price	Years	Value
Outstanding as of December 31, 2018	103,630	$19.40	0.44	$1,774
Expired/forfeited during the period	(78,630)	20.25
Outstanding as of December 31, 2019	25,000	$16.70	0.16	$—
Expired/forfeited during the period	(25,000)	—
Outstanding as of December 31, 2020	—	$16.7	0.16	$—

Exercisable as of December 31, 2020	—	$16.7	0.16	$—

At December 31, 2020 there are total vested options of zero and no unvested options outstanding (2019: vested options of 25,000 and no unvested options).

For the year ended December 31, 2020, share based compensation income related to stock options under this plan was $ zero thousand (2019: $ zero thousand).  The expense is reported within staff costs in the consolidated income statement.

For the year ended December 31, 2020, the Company did settle options by an amount of $12 thousand.

b. Executive bonus plan assumed under business combination with Globe

Prior to the business combination, the Globe also issued restricted stock units under the Company’s Executive Bonus Plan. The fair value of restricted stock units is based on quoted market prices of the Company’s stock at the end of each reporting period. These restricted stock units proportionally vest over three years, but are not delivered until the end of the third year. The Company will settle these awards by cash transfer, based on the Company’s stock price on the date of transfer. For the year ended December 31, 2020, no restricted options were exercised and for the year ended December 31, 2019, no restricted options were exercised. As of December 31, 2020, and 2019, restricted stock units of 26,268 were outstanding.

For the year ended December 31, 2020, share based compensation expense for these restricted stock units was $18 thousand (2019: $17 thousand income before tax and $11 thousand income after tax). The income is reported within staff costs in the consolidated income statement. At December 31, 2020 and 2019, the liability associated with the restricted stock option was $43 thousand and $26 thousand, respectively included in other current liabilities.

c. Stock appreciation rights assumed under business combination with Globe

Globe issued cash-settled stock appreciation rights as an additional form of incentivized bonus. Stock appreciation rights vest and become exercisable in one-third increments over three years. The Company settles all awards by cash transfer, based on the difference between the Company’s stock price on the date of exercise and the date of grant. The Company estimates the fair value of stock appreciation rights using the Black-Scholes option pricing model. There were 443,511 stock appreciation rights cancelled and nil stock appreciation rights exercised during the year ended December 31, 2020 (2019: 150,000 stock appreciation rights cancelled and nil stock appreciation rights exercised).

As of December 31, 2020, and 2019, there were 16,510 and 460,021 stock appreciation rights outstanding, respectively.

For the year ended December 31, 2020 compensation income for these stock appreciation rights was $1 thousand before tax and $1 thousand after tax (2019:  $61 thousand income before tax and $39 thousand income after tax). As of December 31, 2020, the liability associated with the stock appreciation rights is $ zero thousand and is included in other current liabilities (2019: liability of $2 thousand included within other liabilities).

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

The contingent consideration arrangement requires the Company to pay the former owners of Kintuck (France) SAS and Kintuck AS a sliding scale commission based on the silicomanganese and ferromanganese sales spreads of Ferroglobe Mangan Norge and Ferroglobe Manganèse France, up to a maximum amount of $60,000 thousand (undiscounted). The contingent consideration applies to sales made up to eight and a half years from the date of acquisition and if it applies, the payment is on annual basis.

The potential undiscounted amount of all future payments that the Company could be required to make under the contingent consideration arrangement is between $nil thousand and $60,000 thousand.

The fair value of the contingent consideration arrangement as at December, 31, 2020 of $16,632 thousand (2019: $21,965 thousand) was estimated by applying the income approach based on a Monte Carlo simulation considering various scenarios of fluctuation of future manganese alloy spreads as well at the cyclicality of manganese alloy pricing. The fair value measurement is based on significant inputs that are not observable in the market, which IFRS 13 Fair Value Measurement refers to as Level 3 inputs. Key assumptions include discount rates of 12.5 percent and 11.5 percent for Ferroglobe Mangan Norge and Ferroglobe Manganèse France respectively (2019: 11.5 percent and 11.0 percent), prices, spread and cost assumptions. Average simulated revenues in Ferroglobe Mangan Norge and Ferroglobe Manganèse France combined are between $135,868 thousand and $262,441 thousand per year (2019: between $157,276 thousand and $317,507 thousand). The liability has decreased primarily driven by a reduction in forecasted volumes as a result of the current market outlook,  increased operational costs and the combined impact of FX and inflation forecasts, this was partially offset by a reduction in variable costs. Changes in the value of contingent consideration are presented in cost of sales.

22.  Tax matters

The components of current and deferred income tax expense (benefit) are as follows:

	2020	2019	2018
	US$'000	US$'000	US$'000
Consolidated income statement
Current income tax
Current income tax charge	4,307	2,133	22,795
Adjustments in current income tax in respect of prior years	901	4,753	(865)
Adjustments in current income tax due to discounted operations	—	—	(3,776)
Total	5,208	6,886	18,154

Deferred tax
Origination and reversal of temporary differences	(20,961)	(48,618)	2,500
Impact of tax rate changes	-	(46)	98
Impairment of deferred tax assets	37,660	—	—
Adjustments in deferred tax in respect of prior years	33	237	(293)
Total	16,732	(48,427)	2,305
Income tax expense (benefit)	21,939	(41,541)	20,459

As the Company has significant business operations in Spain, France, South Africa and the United States, a weighted effective tax rate is considered to be appropriate in estimating the Company’s expected tax rate. The following is a reconciliation of tax expense based on a weighted blended statutory income tax rate to our effective income tax expense for the years ended December 31, 2020, 2019, and 2018:

	2020	2019	2018
	US$'000	US$'000	US$'000
Accounting profit/(loss) before income tax	(222,420)	(411,818)	35,568
Adjustment for discontinued operations	(5,399)	(28,135)	—
Accounting profit/(loss) before income tax	(227,819)	(439,954)	—
At weighted effective tax rate of 24% (2019: 24% and 2018: 49%)	(54,294)	(105,369)	17,409
Non-taxable income/(expenses)	—	(17,020)	(14,856)
Non-deductible expenses	6,779	49,390	25,079
Movements in unprovided deferred tax	—	4,604	7,620
Differing territorial tax rates	3,064	(3,987)	(2,262)
Adjustments in respect of prior periods	(50)	2,160	(1,038)
Other items	70,123	20,407	(4,936)
Elimination of effect of interest in joint ventures	899	917	1,079
Other permanent differences	(389)	9,234	1,242
Incentives and deductions	(2,456)	(1,302)	(6,944)
US State taxes	(1,737)	(824)	1,235
Taxable capital gains	—	249	607
Adjustments in current income tax due to discontinued operations	—	—	(3,776)
Income tax (expense)/benefit	21,939	(41,541)	20,459

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

Current tax assets and liabilities

	2020	2019
	US$'000	US$'000
Current tax assets
Income tax receivable	12,072	27,930

Current tax liabilities
Income tax payable	2,538	3,048

Net tax assets	9,534	24,882

Deferred tax assets and liabilities

For the year ended December 31, 2020:

	Opening	Prior Year	Recognised in	Impairment of	Reclassifications	Exchange	Closing
	Balance	Charge	P&L	Deferred Tax Assets		Differences	Balance
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Intangible assets	(414)	—	(44)		—	(0)	(458)
Biological assets	(1)	—	—		—	—	(1)
Provisions	15,928	—	2,757	(3,357)	(1,655)	562	14,235
Property, plant & equipment	(64,697)	—	16,094	(219)	434	125	(48,263)
Inventories	(2,542)	—	639		1,993	(26)	64
Hedging Instruments	—	—	—		—	0	0
Tax losses	41,728	—	(1,073)	(33,162)	(154)	2,187	9,525
Incentives & credits	2,139	—	—	(921)	169	40	1,426
Partnership interest	(9,890)	—	1,647		(740)	—	(8,983)
Other	3,243	—	909		533	(10)	4,674
Total	(14,506)	—	20,928	(37,660)	580	2,878	(27,781)

Ferroglobe has writen off the deferred tax assets in relation to Spanish $18,896 thousand, French $15,826 thousand, SouthAfrica $1,044 thousand and Argentinean $1,894 thousand, from the balance sheet. In these tax jurisdictions there is not sufficient taxable temporary differences that can be utilised against the unused tax losses.

Presented in the statement of financial position as follows:

	2020	2019
	US$'000	US$'000
Deferred tax assets	31,528	68,404
Deferred tax liabilities	(59,309)	(82,910)
Net Total Deferred Tax (Liability)	(27,781)	(14,506)

Unrecognised deductible temporary differences, unused tax losses and unused tax credits

	2020	2019
	US$'000	US$'000
Unused tax losses	513,189	428,665
Unused tax credits	8,685	7,949
Unrecognised deductible temporary differences	106,952	79,733
Total	628,826	516,347

Management of tax risks

The Company is committed to conducting its tax affairs consistent with the following objectives:

(i)	to comply with relevant laws, rules, regulations, and reporting and disclosure requirements in whichever jurisdiction it operates;
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

23.  Related party transactions and balances

Continued operations

Balances with related parties at December 31 are as follows:

	2020
	Receivables		Payables
	Non-Current	Current	Non-Current	Current
	US$'000	US$'000	US$'000	US$'000
Inmobiliaria Espacio, S.A.	—	3,078	—	—
Villar Mir Energía, S.L.U.	2,454	—	—	2,458
Espacio Information Technology, S.A.U.	—	—	—	701
Other related parties	—	(2)	—	37
Total	2,454	3,076	—	3,196

	2019
	Receivables		Payables
	Non-Current	Current	Non-Current	Current
	US$'000	US$'000	US$'000	US$'000
Inmobiliaria Espacio, S.A.	—	2,953	—	—
Villar Mir Energía, S.L.U.	2,247	—	—	2,022
Espacio Information Technology, S.A.U.	—	—	—	2,651
Other related parties	—	2	—	157
Total	2,247	2,955	—	4,830

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

Discontinued operations

At 31 December, 2020 and 2019, there were not discontinued operations considered with Related Parties.

Continuing operations

Transactions with related parties in 2020, 2019 and 2018 are as follows:

	2020
	Sales and		Other	Finance
	Operating		Operating	Income
	Income	Cost of Sales	Expenses	(Note 25.4)
	US$'000	US$'000	US$'000	US$'000
Inmobiliaria Espacio, S.A.	—	—	—	16
Villar Mir Energía, S.L.U.	—	39,900	647	—
Espacio Information Technology, S.A.U.	—	—	3,171	—
Enérgya VM Gestión, S.L	—	—	79	—
Aurinka	—	1	308	—
Other related parties	—	—	3	—
Total	—	39,901	4,208	16

	2019
	Sales and		Other	Finance
	Operating		Operating	Income
	Income	Cost of Sales	Expenses	(Note 25.4)
	US$'000	US$'000	US$'000	US$'000
Inmobiliaria Espacio, S.A.	—	—	1	68
Villar Mir Energía, S.L.U.	—	65,406	681	—
Espacio Information Technology, S.A.U.	—	—	3,566	—
Enérgya VM Generación, S.L	1	—	1	—
Enérgya VM Gestión, S.L	—	1	89	—
Aurinka	—	—	3,206	—
Other related parties	143	—	7	—
Total	144	65,407	7,551	68

	2018
	Sales and		Other	Finance
	Operating		Operating	Income
	Income	Cost of Sales	Expenses	(Note 25.4)
	US$'000	US$'000	US$'000	US$'000
Inmobiliaria Espacio, S.A.	—	—	6	72
Villar Mir Energía, S.L.U.	—	99,939	803	—
Espacio Information Technology, S.A.U.	—	—	4,226	—
Enérgya VM Generación, S.L	11,874	—	48	—
Enérgya VM Gestión, S.L	—	—	76	—
Other related parties	20	—	119	—
Total	11,894	99,939	5,278	72

“Cost of sales” of the related parties vis-à-vis Villar Mir Energía, S.L.U. relates to the purchase of energy from the latter by the Company’s Electrometallurgy – Europe segment. FerroAtlántica pays VM Energía a service charge in addition to paying for the cost of energy purchase from the market. Under contracts entered into with FAU on June 22, 2010 and December 29, 2010 (assigned to FerroAtlántica de Boo, S.L.U. (“FAU Boo”) and to FerroAtlántica de Sabon, S.L.U. (“FAU Sabon”) in August 2019 in anticipation of the FAU Disposal), and with Hidro Nitro Española on December 27, 2012 (assigned to FerroAtlántica del Cinca when Hidro Nitro Española was sold in December 2018), VM Energía supplies the energy needs of the Boo, Sabón and Monzón electrometallurgy facilities, as a broker for FAU (now FAU Boo or FAU Sabon, as appropriate) and Hidro Nitro Española (now FerroAtlántica del Cinca) in the wholesale power market. The contracts allow FAU (now FAU Boo or FAU Sabon, as appropriate) and Hidro Nitro Española (now FerroAtlántica del Cinca) to buy energy from the grid at market conditions without incurring costs normally associated with operating in the complex wholesale power market, as well as to apply for fixed price arrangements in advance from VM Energía, based on the energy markets for the power, period and profile applied for. For the fiscal year ended December 31, 2020, FAU Boo, FAU Sabon and FerroAtlantica del Cinca’s obligations to make payments to VM Energía under their respective agreements for the purchase of energy plus the service charge amounted to $16,923 thousand, $14,334 thousand and $8,643 thousand, respectively.

“Other operating expenses" corresponds to the payment to Torre Espacio Gestión for the provision of utility services. Additionally, in 2019 FerroAtlántica paid the amount of $2,800 thousand to Aurinka in satisfaction of any claims Aurinka PV may have in connection with the termination of the Solar JV.

“Sales and operating income” relates mainly to sales from Hidro Nitro Española to Enérgya VM for the sales made by its hydroelectric plant of $11,874 thousand,  Hidro Nitro Española was sold out of the Company on December 31, 2018. FerroAtlántica sales to Enérgya VM for the sales made by its hydroelectric plant of $31,898 thousand for the fiscal years ended December 31, 2018.

During 2018, under the solar joint venture agreement FerroAtlántica and other subsidiaries have purchased property, plant and equipment of $4,252 thousand, from Aurinka and Blue Power Corporation, S.L. In July 2019, the Solar JV was unwound. See “Item 7.B.—Related Party Transactions—Aurinka and the Solar JV.”

Discontinued operations

At 31 December, 2020, there were not discontinued transactions considered with Related Parties. Transactions with related parties in 2019 and 2018 are as follows:

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

24.   Guarantee commitments to third parties and contingent liabilities

Guarantee commitments to third parties

As of December 31, 2020 and 2019, the Company has provided bank guarantees commitments to third parties amounting $19,969 thousand and $17,260 thousand, respectively. Management believes that any unforeseen liabilities at December 31, 2020 and 2019 that might arise from the guarantees given would not be material.

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

Cee-Dumbria hydroelectric plants

In November 2020, the Tribunal Superior de Justicia de Galicia dismissed the request of  separation of the Cee-Dumbria's hydroelectric plants and the ferroalloys plants. Grupo FerroAtlantica, S.A.U. has appealed the Sentencia to the Supreme Court and are awaiting the admission of the appeal As a consequence of the court´s ruling, the Company has reconsidered to estimate on the term of the tolling agreement with Cee-Dumbria ferroalloys plant. The Company, has registered a provision amounting to $31,815 thousand (EUR 25,927 thousand).

Stamp Tax litigation procedure

On February 2021 the Central Economic-Administrative Court ruled against the interest of Ferroglobe in a stamp duty litigation procedure initiated in 2015, where the taxpayer is Abanca, the financial institution through which a sale and lease back of the electric production plants in Galicia was conducted in 2012. Ferroglobe has agreed with Abanca that it continues the litigation at the judiciary level by filing an appeal before the Audiencia Nacional. This filing has been complete in April 2021. As a result of the continuation of this litigation process, with the appropriate granting of bank guarantee by the taxpayer (Abanca), neither payment of the tax reassessment (circa 1.4MM Euro plus delay interest) nor of the penalty proposed (circa 600K Euro) are due at this stage of the process. We anticipate this stage will take between two to four years to be resolved by the Audiencia Nacional. In case the Audiencia Nacional rules against the interests of Ferroglobe, the full amount of the tax reassessment and the penalty would be payable by Ferroglobe in applying a compensation agreement in place between Abanca and Ferroglobe.

Asbestos-related claims

Certain employees of FerroPem, SAS, then known as Pechiney Electrometallurgie, S.A. (“PEM”), may have been exposed to asbestos at its plants in France in the decades prior to FerroAtlántica Group’s purchase of that business in December 2004. During the period in question, PEM was wholly-owned by Pechiney Bâtiments, S.A., which had certain indemnification obligations to FerroAtlántica pursuant to the 2004 Share Sale and Purchase Agreement under which our FerroAtlántica acquired PEM.  As of December 31, 2020, less than 100 such employees have “declared” asbestos-related injury to the French social security agencies.  Approximately, three quarters of these cases now have been closed.  Of the remaining cases,  approximately half include assertions of “inexcusable negligence” (“faute inexcusable”) which, if upheld, may lead to material liability in the aggregate on the part of FerroPem.  Other employees may declare further asbestos-related injuries in the future, and may likewise assert inexcusable negligence. Litigation against, and material liability on the part of, FerroPem will not necessarily arise in each case, and to date a majority of such declared injuries have been minor and have not led to significant liability on Ferropem’s part. Whether liability for “inexcusable negligence” will be found is determined case-by-case, often over a period of years, depending on the evolution of the claimant’s asbestos-related condition, the possibility that the claimant was exposed while working for other employers and, where asserted, the claimant’s ability to prove inexcusable negligence on PEM’s part. Because of these and other uncertainties, no reliable estimate can be made of FerroPem’s eventual liability in these matters, with exception of three grave cases that were litigated through the appeal process and in which claimants’ assertions of inexcusable negligence were upheld against FerroPem. Liabilities in respect to asbestos-related claims have been recorded at December 31, 2020 at an estimated amount of $1,080 thousand in Provisions for litigation in progress.

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

25.   Income and expenses

25.1 Sales

Sales by segment for the years ended December 31 are as follows:

	2020	2019	2018 (*)
	US$'000	US$'000	US$'000
Electrometallurgy - North America	425,277	551,500	710,716
Electrometallurgy - Europe	661,624	1,049,576	1,447,973
Electrometallurgy - South Africa	80,572	136,292	208,543
Other segments	25,334	43,147	62,075
Eliminations	(48,373)	(165,293)	(187,305)
Total	1,144,434	1,615,222	2,242,002

Sales by geographical area for the years ended December 31 are as follows:

	2020	2019	2018 (*)
	US$'000	US$'000	US$'000
Spain	133,370	183,969	242,733
Germany	191,107	249,911	359,737
Italy	42,067	99,796	138,796
Other EU Countries	167,934	329,988	487,340
USA	404,633	533,764	674,243
Rest of World	205,323	217,794	339,153
Total	1,144,434	1,615,222	2,242,002

(*)

Our Spanish hydroelectric operations were disposed in August 2019. Accordingly, the consolidated income statements for prior period 2018 has been restated to reclassify the results of the Spanish energy business within  “Profit (loss) for the year from discontinued operations.”

25.2 Staff costs

The average monthly number of employees (including Executive Directors) was:

	2020	2019	2018
	US$'000	US$'000	US$'000
Directors	6	8	9
Senior Managers	291	345	315
Employees	3,020	3,383	4,156
Total	3,317	3,736	4,480

Staff costs are comprised of the following for the years ended December 31:

	2020	2019	2018 (*)
	US$'000	US$'000	US$'000
Wages, salaries and similar expenses	161,957	208,317	263,794
Pension plan contributions	3,641	12,787	12,084
Employee benefit costs	49,184	63,925	62,984
Total	214,782	285,029	338,862

(*)

Our Spanish hydroelectric operations were disposed in August 2019. Accordingly, the consolidated income statements for prior period 2018 has been restated to reclassify the results of the Spanish energy business within  “Profit (loss) for the year from discontinued operations.”

25.3 Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs are comprised of the following for the years ended December 31:

	2020	2019	2018 (*)
	US$'000	US$'000	US$'000
Amortization of intangible assets (Note 8)	7,183	7,305	9,312
Depreciation of property, plant and equipment (Note 9)	101,006	112,824	104,532
Other write-downs and reversals	—	65	(7)
Total	108,189	120,194	113,837

(*)

Our Spanish hydroelectric operations were disposed in August 2019. Accordingly, the consolidated income statements for prior period 2018 has been restated to reclassify the results of the Spanish energy business within  “Profit (loss) for the year from discontinued operations.”

25.4 Finance income and finance costs

Finance income is comprised of the following for the year ended December 31:

	2020	2019	2018 (*)
	US$'000	US$'000	US$'000
Finance income of related parties (Note 23)	16	68	72
Other finance income	161	1,312	4,786
Total	177	1,380	4,858

(*)

Our Spanish hydroelectric operations were disposed in August 2019. Accordingly, the consolidated income statements for prior period 2018 has been restated to reclassify the results of the Spanish energy business within  “Profit (loss) for the year from discontinued operations.”

Finance costs are comprised of the following for the year ended December 31:

	2020	2019	2018 (*)
	US$'000	US$'000	US$'000
Interest on debt instruments	34,989	33,705	34,188
Interest on loans and credit facilities	8,404	15,533	8,249
Interest on note and bill discounting	363	373	205
Interest on leases	1,358	1,972	119
Trade receivables securitization expense (Note 10)	15,044	9,192	11,708
Other finance costs	6,810	2,450	2,597
Total	66,968	63,225	57,066

(*)

Our Spanish hydroelectric operations were disposed in August 2019. Accordingly, the consolidated income statements for prior period 2018 has been restated to reclassify the results of the Spanish energy business within  “Profit (loss) for the year from discontinued operations.”

Due to the termination of he receivables funding agreement and cancelation of the securitization program at October 2, 2020, the Company registered a finance cost of $7,591 thousand.

25.5 Impairment losses and net loss (gain) due to changes in the value of assets

Impairment losses and net loss (gain) due to changes in the value of assets are comprised of the following for the years ended December 31:

	2020	2019	2018 (*)
	US$'000	US$'000	US$'000
Impairment of goodwill (Note 7)	—	174,008	—
Impairment of intangible assets (Note 8)	—	211	16,073
Impairment of property, plant and equipment (Note 9)	71,929	1,224	42,846
Impairment of non-current financial assets	—	456	—
Impairment of other	1,415	—	—
Impairment losses	73,344	175,899	58,919

(Increase) decrease in fair value of biological assets (Note 28)	—	530	7,615
Other loss / (profit)	(158)	1,044	8
Net gain (loss) due to changes in the value of assets	(158)	1,574	7,623

(*)

Our Spanish hydroelectric operations were disposed in August 2019. Accordingly, the consolidated income statements for prior periods 2019 and 2018 have been restated to reclassify the results of the Spanish energy business within  “Profit (loss) for the year from discontinued operations.”

25.6 Loss (gain) on disposal of non-current assets

Loss (gain) on disposal of non-current assets is comprised of the following for the years ended December 31:

	2020	2019	2018 (*)
	US$'000	US$'000	US$'000
Gain on disposal of intangible assets	(1,692)	—	—
Gain on disposal of property, plant and equipment	(473)	(353)	(2,950)
Loss on disposal of property, plant and equipment	873	1,761	162
Gain on disposal of other non-current assets	—	(6)	(29)
Loss (gain) on disposal of subsidiary	—	821	(11,747)
Total	(1,292)	2,223	(14,564)

(*)

Our Spanish hydroelectric operations were disposed in August 2019. Accordingly, the consolidated income statements for prior period 2018 has been restated to reclassify the results of the Spanish energy business within  “Profit (loss) for the year from discontinued operations.”

During 2020, Ferroglobe has sold CO2 emissions rights that have been derecognized from the balance sheet against the cash received, as the price per emission right was lower to the fair value per emission right at the time they were granted, an income of $1,692 thousand has been recognized on the disposal of intangible assets.

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

26.   Remuneration of key management personnel

The remuneration of the key management personnel, which comprises the Company’s management committee, during the years ended December 31 is as follows:

	2020	2019	2018
	US$'000	US$'000	US$'000
Fixed remuneration	5,086	5,404	6,068
Variable remuneration	756	254	—
Contributions to pension plans and insurance policies	319	350	379
Share-based compensation	2,017	4,882	1,777
Termination benefits	1,886	1,147	2,284
Other remuneration	9	7	23
Total	10,073	12,044	10,531

During 2020, 2019 and 2018, no loans and advances have been granted to key management personnel.

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

Foreign currency risk

Ferroglobe generates sales revenue and incurs operating costs in various currencies. The prices of finished goods are to a large extent determined in international markets, primarily in US dollars and Euros. Foreign currency risk is partly mitigated by the generation of sales revenue, the purchase of raw materials and other operating costs being denominated in the same currencies. Although it has done so on occasions in the past, and may decide to do so in the future, the Company does not generally enter into foreign currency derivatives in relation to its operating cash flows. At December 31, 2020, and December 31, 2019, the Company was not party to any foreign currency forward contracts.

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

In March, 2020, the Company closed out the cross currency swap resulting in the receipt of cash proceeds of $3,608 thousand (see Note 19).

Interest rate risk

Ferroglobe is exposed to interest rate risk in respect of its financial liabilities that bear interest at floating rates. These primarily comprise credit facilities (see Note 16).

During the year ended December 31, 2020 and 2019, the Company did not enter into any interest rate derivatives in relation to its interest bearing credit facilities. At December 31, 2020, the Company had drawn down $28,168 thousand under its credit facilities (2019: $62,835).

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

On October 2, the Company ended the receivables funding agreement and cancelled the securitization structure, signing a new factoring agreement with “Leasing and Factoring Agent”, for anticipating the collection of receivables of the Company’s European entities (see Note 16)

c) Liquidity risk

The purpose of the Company’s liquidity and financing policy is to ensure that the Company keeps sufficient funds available to meet its financial obligations as they fall due. The Company’s main sources of financing are as follows:

●	$350,000 thousand aggregate principal amount of 9.375% senior unsecured notes due March 1, 2022 (the “Notes”). The proceeds from the Notes, issued by Ferroglobe and Globe (together, the “Issuers”) on February 15, 2017, were primarily used to repay certain existing indebtedness of the Parent Company and its subsidiaries. Interest is payable semi-annually on March 1 and September 1 of each year. If Ferroglobe experiences a change of control, the Company is required to offer to redeem the Notes at 101% of their principal amount (further information below).
●	$100,000 thousand North-American asset-based, revolving credit facility. Loans under the ABL Revolver may be borrowed, repaid and reborrowed at any time until the facility’s expiration date. The legal final maturity date of the ABL Revolver is October 11, 2024. The terms of the facility provide a spring forward provision which requires the ABL Revolver to be repaid on the date which is three months prior to the maturity date of the senior unsecured Notes (March 1, 2022), which would currently imply a facility repayment date of December 1, 2021. At December 31, 2020 $31,155 thousand was utilized. The ABL Revolver was fully repaid in March 2021, see Note 30.
●	On September 8, 2016, FerroAtlántica, S.A.U, as borrower, and the Spanish Ministry of Industry, Tourism and Commerce (the “Ministry”), as lender, entered into two loan agreements under which the Ministry made available to the borrower loans in aggregate principal amount of €44,999 thousand and €26,909 thousand, respectively, in connection with industrial development projects relating to the Company’s solar grade silicon project. The loan is contractually due to be repaid in 7 instalments over a 10-year period with the first three years as a grace period. The loan of €26,909 thousand was repaid in April 2018. Interest on outstanding amounts under each loan accrues at an annual rate of 3.55%. As of December 31, 2020, the amortized cost of the loan was €44,824 thousand (equivalent to $55,004 thousand) (2019: €44,765 thousand and $50,289 thousand), see Note 19.
●	On October 2, 2020, the Company ended the receivables funding agreement and cancelled the securitization program, signing a new factoring agreement with a Leasing and Factoring Agent, for anticipating the collection of receivables of the Company’s European entities (Grupo FerroAtlántica, S.A. and FerroPem S.AS). As a result of the agreement, the Leasing and Factoring Agent provided a cash consideration of circa $48.8 million, repurchased the receivables portfolio sold to the SPE on September 28, and consequently assumed the loan tranche of the senior borrower to the SPE. Also, the Senior loan and intermediate subordinate loan tranches were paid with internal sources of funds, at closing, there was cash release of $18 million from restricted cash relating to a special purpose vehicle under prior securitization program (see Note 10).

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

Management considers it likely that the exchange of the Notes and additional capital will be completed, that will allow the Group to continue in operational existence for the foreseeable future, see Note 3.1

Quantitative information

i.	Interest rate risk:

At December 31, the Company’s interest-bearing financial liabilities were as follows:

	2020
	Fixed rate	Floating rate	Total
	US$'000	US$'000	US$'000
Bank borrowings	—	107,607	107,607
Obligations under finance leases	—	22,537	22,537
Debt instruments	357,508	—	357,508
Other financial liabilities (*)	63,896	—	63,896
	421,404	130,144	551,548

(*)  Other financial liabilities comprise loans from government agencies and exclude derivative financial instruments (see Note 19).

	2019
	Fixed rate	Floating rate	Total
	US$'000	US$'000	US$'000
Bank borrowings	—	158,999	158,999
Obligations under finance leases	—	25,872	25,872
Debt instruments	354,951	—	354,951
Other financial liabilities (*)	56,939	—	56,939
	411,890	184,871	596,761

(*)  Other financial liabilities comprise loans from government agencies and exclude derivative financial instruments (see Note 19).

Analysis of sensitivity to interest rates

At December 31, 2020, an increase of 1% in interest rates would have given rise to additional borrowing costs of $1,064 thousand (2019: $2,232 thousand).

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

In March, 2020, the Company closed out the cross currency swap (see Note 19).

Foreign currency swaps in relation to trade receivables and trade payables

At December 31, 2020 and 2019, the Company has no foreign currency swaps in place in respect of foreign currency accounts receivable and accounts payable.

iii.	Liquidity risk:

The table below summarizes the maturity profile of the Company’s financial liabilities at December 31, 2020, based on contractual undiscounted payments. The table includes both interest and principal cash flows. The cash flows for debt instruments assume that principal of the Notes is repaid at maturity in March 2022 (see Note 18).

	2020
	Less than 1 year	Between 1-2 years	Between 2-5 years	After 5 years	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings	108,613	5,277	—	—	113,890
Leases	8,796	6,350	7,130	1,748	24,024
Debt instruments	32,813	366,406	—	—	399,219
Financial loans from government agencies	36,672	7,209	18,274	6,501	68,656
Derivative financial instruments	—	—	—	—	—
Payables to related parties	3,196	—	—	—	3,196
Payable to non-current asset suppliers	130	2,633	—	—	2,763

Contingent consideration	1,772	4,175	15,892	3,277	25,116
Trade and other payables	149,201	—	—	—	149,201
	341,193	392,050	41,296	11,526	786,065

	2019
	Less than 1 year	Between 1-2 years	Between 2-5 years	After 5 years	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings	23,743	163,154	—	—	186,897
Finance leases	10,161	7,356	10,213	911	28,641
Debt instruments	32,813	32,813	366,406	—	432,032
Financial loans from government agencies	27,311	10,527	15,992	9,513	63,343
Derivative financial instruments	2,049	2,049	(4,911)	—	(813)
Payables to related parties	4,830	—	—	—	4,830
Payable to non-current asset suppliers	7,283	182	—	—	7,465
Contingent consideration	1,626	5,006	18,170	8,916	33,718
Trade and other payables	189,229	—	—	—	189,229
	299,045	221,087	405,870	19,340	945,342

The amounts disclosed in the table above for derivative financial instruments are the net undiscounted cash flows. The following table shows the gross inflows and outflows and the corresponding reconciliation of those amounts to the net carrying value of the derivatives.

	2019
	Less than 1 year	Between 1-2 years	Between 2-5 years	After 5 years	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Inflows	18,047	18,047	201,523	—	237,617
Outflows	(15,998)	(15,998)	(206,434)	—	(238,430)
Net cash flow	2,049	2,049	(4,911)	—	(813)

Discounted at the applicable interbank rates	1,859	1,437	(12,896)	—	(9,600)

Changes in liabilities arising from financing activities

The changes in liabilities arising from financing activities during the year ended December 31, 2020 and 2019 were as follows:

	January 1, 2020	Changes from financing cash flows	Effect of changes in foreign exchange rates	Changes in fair values	Change in scope of consolidation	Other changes	December 31, 2020
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings	158,998	(67,343)	10,295	—	—	5,657	107,607
Obligations under finance leases	25,873	(10,315)	1,608	—	—	5,370	22,536
Debt instruments	354,952	(32,812)		—	—	35,368	357,508
Financial loans from government agencies (Note 19)	56,939	—	4,865	—	—	2,092	63,896
Derivative financial instruments (Note 19)	9,600	3,608	(86)	(14,329)	—	1,207	—
Total liabilities from financing activities	606,362	(106,862)	16,682	(14,329)	—	49,694	551,547
Dividends paid		—
Proceeds from stock option exercises		—
Other amounts paid due to financing activities		(6,471)
Payments to acquire or redeem own shares		—

Net cash (used) by financing activities	(113,333)

	January 1, 2019	Changes from financing cash flows	Effect of changes in foreign exchange rates	Changes in fair values	Change in scope of consolidation	Other changes	December 31, 2019
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings	141,012	(107,718)	(1,485)	—	112,226	14,963	158,998
Obligations under finance leases	66,471	(55,352)	(1,895)	—	—	16,649	25,873
Debt instruments	352,594	(34,304)	—	—	—	36,662	354,952
Financial loans from government agencies (Note 19)	61,849	—	(1,147)	—	—	(3,763)	56,939
Derivative financial instruments (Note 19)	23,463	—	(532)	(12,770)	—	(561)	9,600
Total liabilities from financing activities	645,389	(197,374)	(5,059)	(12,770)	112,226	63,950	606,362
Dividends paid		—
Proceeds from stock option exercises		—
Other amounts paid due to financing activities		(26,631)
Payments to acquire or redeem own shares		—
Net cash provided by financing activities		(224,005)

28.   Fair value measurement

Fair value of assets and liabilities that are measured at fair value on a recurring basis

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities that are carried at fair value in the statement of financial position:

	December 31, 2020
		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Total	(Level 1)	(Level 2)	(Level 3)
	US$'000	US$'000	US$'000	US$'000
Other financial assets (Note 10):
Listed equity securities	2,609	2,609	—	—
Other liabilities (Note 21)
Contingent consideration in a business combinations	(16,632)	—	—	(16,632)

	December 31, 2019
		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Total	(Level 1)	(Level 2)	(Level 3)
	US$'000	US$'000	US$'000	US$'000
Other financial assets (Note 10):
Listed equity securities	5,544	5,544	—	—
Other financial liabilities (Note 19):
Derivative financial instruments - cross currency swap	(9,600)	—	(9,600)	—
Derivative financial instruments - interest rate swaps	—	—	—	—
Other liabilities (Note 21)
Contingent consideration in a business combinations	(21,965)	—	—	(21,965)

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

In March, 2020, the Company closed out the cross currency swap resulting in the receipt of cash proceeds of $3,608 thousand. The fair value of the swap at December 31, 2020 was $ nil.

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

As of  December 31, 2019, the Company divested of certain timber farm plantations and associated property, plant and equipment, which resulted in proceeds of $8,668 thousand.

The fair value of the remaining timber farm plantations at December 31, 2019 was based on indicative offers received.

The changes in fair value of biological assets classified at level 3 in the hierarchy were as follows:

Level 3
US$'000
January 1, 2019	7,790
Loss recognised in profit or loss (Note 25.5)	(530)
Disposal of biological assets	(7,365)
Translation differences	105
December 31, 2019	—
Loss recognised in profit or loss (Note 25.5)	—
Disposal of biological assets	—
Translation differences	—
December 31, 2020	—

29.   Non-current assets held for sale and discontinued operations

Discontinued operations

For the year ended 31 December, 2020, the Company has recorded $5,399 thousand related to price adjustment on the sale of Group’s hydro-electric assets in 2019. The amount was recognized in Discontinued operations in Consolidated Income Statement.

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

Analysis of the result for the period from the discontinued operations

The results of the discontinued operations included in the (loss) profit after taxes from discontinued operations are set out below. The comparative results of the Spanish Hydroelectric Business at December 31, 2020, 2019 and 2018 have been represented them as profit (loss) from discontinued operations.

The profit and loss statement from discontinued operations is as follows:

	2020	2019	2018
	US$'000	US$'000	US$'000
Sales	—	13,164	32,035
Cost of sales	—	(271)	(677)
Other operating income	—	365	193
Staff costs	—	(1,450)	(2,201)
Other operating expense	—	(1,995)	(6,370)
Depreciation and amortization charges, operating allowances and write-downs	—	(2,830)	(5,300)
Impairment losses	—	—	—
Operating Profit (loss)	—	6,983	17,680
Net finance expense	—	(6,433)	(4,440)
(LOSS) PROFIT BEFORE TAXES FROM DISCONTINUED OPERATIONS	—	550	13,240
Income tax expense	—	(1,015)	(3,776)
Gain on sale of discontinued operation	(5,399)	85,102	—
(LOSS) PROFIT AFTER TAXES FROM DISCONTINUED OPERATIONS	(5,399)	84,637	9,464

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

	2020	2019	2018
Basic earnings (loss) per ordinary share computation
Numerator:
Profit (loss) attributable to Discontinued Operations (US$'000)	(5,399)	84,637	9,464
Denominator:
Weighted average basic shares outstanding	169,269,281	169,152,905	171,406,272
Basic earnings (loss) per ordinary share (US$)	(0.03)	0.50	0.05

Diluted earnings (loss) per ordinary share computation
Numerator:
Profit (loss) attributable to Discontinued Operations (US$'000)	(5,399)	84,637	9,464
Denominator:
Weighted average basic shares outstanding	169,269,281	169,152,905	171,406,272
Effect of dilutive securities	—	—	123,340
Weighted average dilutive shares outstanding	169,269,281	169,152,905	171,529,612
Diluted earnings (loss) per ordinary share (US$)	(0.03)	0.50	0.05

The statement of cash flows from discontinued operations is showed as follows:

	2020	2019
	US$'000	US$'000
Cash flows from operating activities:
Profit for the period	(5,399)	84,637
Adjustments to reconcile net (loss) profit to net cash provided by operating activities:
Income tax expense (benefit)	—	1,015
Depreciation and amortization charges, operating allowances and write-downs	—	2,830
Net Finance expense	—	6,433
Gains on disposals of non-current and financial assets	5,399	(85,102)
Changes in working capital
Decrease / (increase) in accounts receivable	—	(10,341)
Decrease / (increase) in inventories	—	2
Increase / (Decrease) in accounts payable	—	89
Other changes in operating assets and liabilities
Other, net	(24)	69,243
Income tax paid	—	—
Interest paid	—	(2,307)
Total cash flow from operating activities	(24)	66,499
Cash flows from investing activities:
Payments due to investments:
Property, plant and equipment	—	(126)
Disposals:
Disposal of business, net of cash	—	—
Total cash flow from investing activities	—	(126)
Cash flows from financing activities:
Other financing activities	—	(66,457)
Total cash flow from financing activities	—	(66,457)
INCREASE / (DECREASE) IN CASH	(24)	(84)
CASH AT BEGINNING OF PERIOD	24	108
CASH AT END OF PERIOD	—	24

30.   Events after the reporting period

Modification of contractual terms in REINDUS loan

On  January 26, 2021 the Company received a decision from the Administration under which it has been agreed to extend the grace period and the term of the loan. New terms agreed contractually implies main loan will start to be repaid by 2023 and it will be completed by 2030, and interest rate will increase from 2.29% to 3.55%.

Repayment of North-American asset-based loan (ABL)

On March 16, 2021, the Company has repaid in its entirety the remaining balance at the date for an amount equal to $39,476 thousand, cancelling its obligations derived from the contract.

Agreement in Principle on the Terms of the financing proposal

Capital Raising and Extension of the Maturity of the Notes

Beginning in 2020, we engaged in discussions with the Ad Hoc Group Noteholders to put forward a plan to refinance the Notes and restructure our balance sheet.  On March 27, 2021, Ferroglobe and Globe and certain other members of our group entered into the Lock-Up Agreement with the Ad Hoc Group Noteholders, Grupo VM and affiliates of Tyrus Capital that set forth a plan to implement the restructuring.  The principal elements of the restructuring, as set forth below, are inter-conditional and must be completed by September 28, 2021, unless extended by agreement.

Issuance of $60 million of new senior secured notes

We intend to issue $60 million of new senior secured notes (the “Super Senior Notes”) maturing on June 30, 2025, in two tranches: (i) $40 million as soon as reasonably practicable prior to the completion date of the proposed restructuring (the “Transaction Effective Date”) and (ii) $20 million on the Transaction Effective Date. The Super Senior Notes will bear an interest rate of 9.0% per annum and will benefit from first-ranking security over substantially all of the assets of Ferroglobe and its subsidiaries. The holders of the Super Senior Notes will have super senior priority rights with respect to the proceeds from the enforcement of the collateral securing the Super Senior Notes pursuant to the provisions of an intercreditor agreement together with all amounts received or recovered by the security agent within the meaning of the intercreditor agreement and will have priority over the holders of the Amended Senior Notes (defined below).

In the event that any part or all of an expected initial tranche consisting of $40 million of the Super Senior Notes are redeemed prior to certain termination events under the Lock-Up Agreement, following any notice of redemption or acceleration, a make-whole premium of $17.5 million is payable (reduced pro rata if only a part of the $40 million in Super Senior Notes is redeemed). We will be able to redeem the Super Senior Notes (i) at par in the 15-month period commencing on the Transaction Effective Date, (ii) subject to a make-whole premium in the subsequent 9-month period, (iii) at 104.5% in the further subsequent one-year period and (iv) at par thereafter.

The first tranche of $40 million of Super Senior Notes will be issued to the Ad Hoc Group Noteholders. We intend to offer the holders of the Notes the right to subscribe for the Super Senior Notes. The Ad Hoc Group Noteholders have agreed to backstop any shortfall in the subscription for the Super Senior Notes subject to satisfaction of certain conditions set out in the new debt backstop letter filed as Exhibit 4.10 to this annual report.

Issuance of $40 million in new equity of Ferroglobe

We expect to issue at least $40 million of equity by launching an equity offering prior to the Transaction Effective Date. We will determine the specific choice of instrument and method of issuing this equity, taking into account the best interests of all of our shareholders. While we currently expect to conduct a pre-emptive rights issue or an offering of ordinary shares available to all shareholders, we will consider all available options, taking into account the best interests of all of our shareholders.

An affiliate of Tyrus Capital has agreed, subject to certain terms and conditions contained in the new equity backstop letter filed as Exhibit 4.11 to this annual report, to backstop a shortfall of up to $40 million in the subscription for our ordinary shares at an issue price in an amount equal to the lower of (i) a 40% discount to the volume weighted average closing price of the ordinary shares over a number of trading days close to the Transaction Effective Date (adjusted to address any unusual trading activity), and (ii) the price per share offered in the equity raise by Ferroglobe, provided that the total number of shares issued (after giving effect to any shares issued in the equity raise) does not exceed the number of shares currently issuable without triggering pre-emption rights and that are not reserved for specific purposes.

Extension of the maturity date of the Notes from March 31, 2022 to December 31, 2025 and amendment of certain other terms

We intend to extend the maturity date of the Notes from March 31, 2022 to December 31, 2025 and amend certain other terms of the Notes. The extension of maturity and amendments will be implemented through an offer to exchange the Notes at par for new senior secured notes that will mature on December 31, 2025 (the “Amended Senior Notes”). As of the date of this annual report, holders holding approximately 96% in aggregate principal amount of Notes have signed the Lock-Up Agreement to support the maturity extension and amendment of the Notes. To the extent the holders of the Notes do not participate in the offer to exchange, the Notes will remain outstanding and will be due on March 31, 2022.

The Amended Senior Notes will have an interest rate per annum of 9.375% and will benefit from the same security as the Super Senior Notes, subject to the provisions of an intercreditor agreement pursuant to which the holders of the Amended Senior Notes will receive the proceeds from the enforcement of the collateral securing the Amended Senior Notes after the holders of the Super Senior Notes have been repaid in full. The covenants for the Amended Senior Notes will be more restrictive than the covenants in the indenture governing the Notes.

We will be able to redeem the Amended Senior Notes (i) subject to a make-whole premium in the one-year period commencing on the Transaction Effective Date, (ii) at 104.6875% in the first subsequent one-year period, (iii) at 102.3437% in the second subsequent one-year period, (iv) at 101% in the third subsequent one-year period and (v) at par thereafter.

Changes to the board of directors

On April 30, 2021, Mr. José María Alapont resigned from the Board of Directors.

The Board is currently in the process of seeking and selecting potential candidates for appointment and nomination.