Form 20-F
period 2021-12-31
Ferroglobe PLC
filed 2022-05-02
CIK 1639877

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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

Ordinary Shares (nominal value of $0.01)	187,313,460

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ⌧ No ◻

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

Item 17 ◻ Item 18 ◻

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ⌧

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

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

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Investors should read the section entitled “Item 3.D.—Key Information—Risk Factors” and the description of our segments in the section entitled “Item 4.B.—Information on the Company—Business Overview” for a more complete discussion of the factors that could affect us. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in, or suggested by, the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following:

●	the impacts of the COVID-19 pandemic;
●	the impacts of the Ukraine-Russia conflict;
●	increase in energy prices, disruptions in the supply of power and changes in governmental regulation of the power sector and the effect on costs of production;
●	our ability to sucessfully manage our debt;
●	the outcomes of pending or potential litigation;
●	operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected;
●	the retention of certain key employees;
●	intense competition and expected increased competition in the future;
●	our ability to adapt products and services to changes in technology or the marketplace;
●	our ability to maintain and grow relationships with customers and clients;
●	the historic cyclicality of the metals industry and the attendant swings in market price and demand;
●	availability of raw materials and transportation;
●	the cost of raw material inputs and the ability to pass along those costs to customers;
●	costs associated with labor disputes and stoppages;

●	our ability to maintain our liquidity and to generate sufficient cash to service indebtedness;
●	integration and development of prior and future acquisitions;
●	our ability to implement strategic initiatives and actions taken to increase sales growth;
●	our ability to compete successfully;
●	the availability and cost of maintaining adequate levels of insurance;
●	our ability to protect trade secrets, trademarks and other intellectual property;
●	equipment failures, delays in deliveries or catastrophic loss at any of our manufacturing facilities, which may not be covered under any insurance policy;
●	exchange rate fluctuations;
●	changes in laws protecting U.S., Canadian and European Union companies from unfair foreign competition (including antidumping and countervailing duty orders and laws) or the measures currently in place or expected to be imposed under those laws;
●	compliance with, or potential liability under, environmental, health and safety laws and regulations (and changes in such laws and regulations, including in their enforcement or interpretation);
●	risks from international operations, such as foreign exchange fluctuations, tariffs, duties and other taxation, inflation, increased costs, political risks and our ability to maintain and increase business in international markets;
●	risks associated with mining operations, metallurgical smelting and other manufacturing activities;
●	our ability to manage price and operational risks including industrial accidents and natural disasters;
●	our ability to acquire or renew permits and approvals;
●	potential losses due to unanticipated cancellations of service contracts;
●	risks associated with potential unionization of employees or work stoppages that could adversely affect our operations;
●	changes in tax laws (including under applicable tax treaties) and regulations or to the interpretation of such tax laws or regulations by governmental authorities;
●	changes in general economic, business and political conditions, including changes in the financial markets;
●	uncertainties and challenges surrounding the implementation and development of new technologies;
●	risks related to our capital structure;
●	risks related to our ordinary shares; and
●	our ability to achieve the intended results of our transformation plan.

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

Definitions

Unless otherwise specified or the context requires otherwise in this annual report:

●	the terms (1) “we,” “us,” “our,” “Company,” “Ferroglobe,” and “our business” refer to Ferroglobe PLC and its subsidiaries, including Globe Specialty Metals, Inc. (“Globe”) and its consolidated subsidiaries and Grupo FerroAtlántica, S.A.U. (“FerroAtlántica”) and its consolidated subsidiaries; (2) “Globe” refers solely to Globe Specialty Metals, Inc. and its consolidated subsidiaries and (3) “FerroAtlántica” or the “FerroAtlántica Group” refers solely to FerroAtlántica and its consolidated subsidiaries;
●	“Business Combination” refers to the business combination of Globe and FerroAtlántica as wholly-owned subsidiaries of Ferroglobe PLC on December 23, 2015;
●	“Class A Ordinary Shares” refers to share capital issued in connection with the Business Combination, which was subsequently converted into ordinary shares of Ferroglobe PLC as a result of the distribution of beneficial interest units in the Ferroglobe Representation and Warranty Insurance Trust to certain Ferroglobe PLC shareholders on November 18, 2016;
●	“Consolidated Financial Statements” refers to the audited consolidated financial statements of Ferroglobe PLC and its subsidiaries as of December 31, 2021 and December 31, 2020 and for each of the years ended December 31, 2021, 2020 and 2019, including the related notes thereto, prepared in accordance with IFRS (as such terms are defined herein);
●	“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board;
●	“Indenture” refers to the indenture, dated as of February 15, 2017, among Ferroglobe PLC and Globe Specialty Metals, Inc. as co-issuers, certain subsidiaries of Ferroglobe PLC as guarantors, and Wilmington Trust, National Association as trustee, registrar, transfer agent and paying agent;

●	“Notes” refer to the $350,000,000 aggregate principal amount of senior unsecured notes bearing interest of 9.375% issued by Ferroglobe PLC and Globe Specialty Metals, Inc., due March 1, 2022 (the “Notes”);
●	“Reinstated Senior Notes” refer to the notes issued in exchange of 98.588% of the 9.375% Notes due 2022 issued by Ferroglobe Finance Company PLC and Globe due December 2025;
●	“Super Senior Notes” refer to the 9% senior secured notes due 2025 issued by Ferroglobe Finance Company, PLC;
●	“Stub Notes” refer to the $4,942 thousand aggregate principal amount of 9.375% Notes due March 1, 2022;
●	“Predecessor” refers to FerroAtlántica for all periods prior to the Business Combination;
●	“Antecessor” refers to Globe for all periods prior to the Business Combination;
●	“Revolving Credit Facility” refers to borrowings available under the credit agreement, dated as of February 27, 2018, as amended on or about October 31, 2018 and February 22, 2019, among Ferroglobe PLC, as borrower, certain subsidiaries of Ferroglobe PLC from time to time party thereto as guarantors, the financial institutions from time to time party thereto as lenders, PNC Bank, National Association, as administrative agent, issuing lender and swing loan lender, PNC Capital Markets LLC, Citizens Bank, National Association and BMO Capital Markets Corp., as joint legal arrangers and bookrunners, Citizens Bank, National Association, as syndication agent, and BMO Capital Markets Corp., as documentation agent, as amended from time to time;
●	“shares” or “ordinary shares” refer to the authorized share capital of Ferroglobe PLC;
●	“tons” refer to metric tons (approximately 2,204.6 pounds or 1.1 short tons);
●	“U.S. Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended; and
●	“U.S. Securities Act” refers to the U.S. Securities Act of 1933, as amended.
●	“ABL Revolver” refers to credit available under the credit agreement, dated as of October, 11, 2019, Ferroglobe subsidiaries Globe Specialty Metals, Inc., and QSIP Canada ULC, as borrowers, entered into a Credit and Security Agreement for a new $100 million north American asset-based revolving credit facility, with PNC Bank, N.A., as lender.
●	“SPE” refers to Ferrous Receivables DAC, a special purpose entity domiciled and incorporated in Ireland to which trade receivables generated by the Company’s subsidiaries in the United States, Canada, Spain and France were sold.
●	“LIBOR” refers to the basic rate of interest used under the ABL Revolver, the interest to be paid will be LIBOR plus aplicable margin.
●	“IBOR” refers to the basic rate of interest used under one of the tranches of the SEPI loan, the interest to be paid is calculated as IBOR plus a spread of 2.5% in the first year, 3.5% in the second and third years and 5.0% in the fourth year, plus an additional 1.0% payable if the result before taxes of the Beneficiaries is positive.
●	“Leasing and Factoring Agent” refers to the finance entity which signed, on October 2, 2020, a factoring agreement with Grupo Ferroatlantica S.A.U. and Ferropem, Ferrgolobe’s subsidiaries, to anticipate the collection of accounts receivable.
●	“ZAR” refers to the currency abbreviation in forex markets for the South African Rand, the official currency of South Africa.

PRESENTATION OF FINANCIAL INFORMATION

The selected financial information as of December 31, 2021 and December 31, 2020 and for the years ended December 31, 2021, 2020 and 2019 is derived from our Consolidated Financial Statements, which are included elsewhere in this annual report and which are prepared in accordance with IFRS.

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

Reserved

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

COVID-19 has been and continues to be a complex and evolving situation, with governments, public institutions and other organizations imposing or recommending, and businesses and individuals implementing, at various times and to varying degrees, restrictions on various activities or other actions to combat its spread, such as restrictions and bans on travel or transportation; limitations on the size of in-person gatherings, restrictions on freight transportations, closures of, or occupancy or other operating limitations on work facilities, and quarantines and lock-downs. COVID-19 and its consequences have significantly impacted and continue to impact our business, operations, and financial results. The extent to which COVID-19 impacts our business, operations, and financial results going forward will depend on the factors described above and numerous other evolving factors that we may not be able to accurately predict or assess, including the duration and scope of the COVID-19 pandemic; the effectiveness of vaccines or treatments; COVID-19’s impact on global and regional economies and economic activity, including the duration and magnitude of its impact on unemployment rates; its short and longer-term impact on the demand for our products, group business, and levels of customer confidence; the ability of our owners to successfully navigate the impacts of COVID-19; and how quickly economies, and demand recovers after the pandemic subsides.

COVID-19 has negatively impacted, and in the future may negatively impact to an extent we are unable to predict, our revenues. In addition, COVID-19 and its impact on global and regional economies, and the specialty chemical industry in particular, has made it difficult to obtain financing and has increased the probability that we will be unable or unwilling to service, repay or refinance existing indebtedness. If a significant number of our sales volumes are terminated as a result of bankruptcies, sales or foreclosures, our results of operations could be materially adversely affected. Also, testing our intangible assets or goodwill for impairments could result in additional charges, which could be material. For the reasons set forth above, COVID-19 has had and may in the future will have a material adverse effect on our business, operations, and financial condition.

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

In addition to the deterioration of market conditions for several of our products in the second half of 2018 and the whole of 2019, we also saw a contraction in sales volumes during 2020 which was primarily driven by the COVID-19 pandemic. Throughout 2021, COVID -19 and its consequences continue to impact our business, operations, and financial results. Such conditions, and any future decline in the global silicon metal, manganese-based alloys and silicon-based alloys industries could have a material adverse effect on our business, results of operations and financial condition. Moreover, our business is directly related to the production levels of our customers, whose businesses are dependent on highly cyclical markets, such as the automotive, residential and non-residential construction, consumer durables, polysilicon, steel, and chemical industries. In response to unfavorable market conditions, customers may request delays in contract shipment dates or other contract modifications. If we grant modifications, these could adversely affect our anticipated revenues and results of operations. Also, many of our products are traded internationally at prices that are significantly affected by worldwide supply and demand. Consequently, our financial performance will fluctuate with the general economic cycle, which could have a material adverse effect on our business, results of operations and financial condition.

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

Because electricity is indispensable to our operations and accounts for a high percentage of our production costs, we are particularly vulnerable to supply limitations and cost fluctuations in energy markets. For example, at certain of our plants, production must be modulated to reduce consumption of energy in peak hours or in seasons with higher energy prices, in order for us to maintain profitability. Generation of electricity in France by our own hydroelectric power operations partially mitigates our exposure to price increases in that market. However, in the past we have pursued possibilities of disposing of those operations, and may do so in the future. Such a divestiture, if completed, may result in a greater exposure to increases in electricity prices. Similarly, the disposal in 2019 of our hydroelectric assets in Spain has resulted, and may result in the future, in a greater exposure to price fluctuations, for our Spanish ferroalloys business and therefore home impacted margins. In 2021 the cost of electricity in Spain has experienced extremely high volatility due to the fluctuations of natural gas in the European markets. Natural gas has experienced a progressive increase in price since April 2021, due to the low level of stocks in gas storages in Europe, and the reduction of supply from Russia, following the growing demand for Natural Gas from China. The risk of natural gas shortages due to a possible cold winter in Europe, caused in December 2021 an unprecedented increase in the price of gas reaching record prices in the market, which led to record prices in the Spanish electricity market of up to 400 €/Mwh. Spanish plants have tried to mitigate price rises by reducing furnace capacity during peak hours  and increasing production at more competitive furnaces.

Electrical power to our U.S. and Canadian facilities is supplied mostly by American Electric Power Co., Alabama Power Co., Brookfield Renewable Partners L.P. and Hydro-Québec, and the Tennessee Valley Authority through dedicated lines. Our Alloy, West Virginia facility obtains approximately 45% of its power needs under a fixed price power purchase agreement with a nearby hydroelectric facility owned by a Brookfield affiliate. This facility is over 70 years old and any breakdown could result in the Alloy facility having to purchase more grid power at higher rates. The hydropower contract with Brookfield for the Alloy plant was renewed in 2021 for a period of four years. The energy supply for our Mendoza, Argentina facility is supplied by the national network administrator Cammesa under a power agreement expiring in December 2024 with a special rate specifically approved for ultra electro intensive industries.

Energy supply to our facilities in South Africa is provided by Eskom (State-owned power utility) through rates that are approved annually by the national power regulator (NERSA). These rates have had an upward trend in the past years, due to the instability of available supply and are likely to continue increasing. Also, NERSA applies certain revisions to rates based on cost variances for Eskom that are not within our control.

In Spain, power is purchased in a competitive wholesale market. Our facilities have to pay access tariffs to the national grid and get a small compensation for having been recognized as electro-intensive consumers. The volatile nature of the wholesale market in Spain results in price uncertainty that can be only partially offset by long term power purchase agreements. Also, the payment we receive for the services provided to the grid are a major component of our power supply arrangements in Spain, and regulation for such services has been altered several times during the past years and the economic benefits of such services vary significantly from one year to the next, affecting our production cost and results from our operations.

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

Large amounts of electricity are used to produce silicon metal, manganese and silicon-based alloys and other specialty alloys, and our operations are heavily dependent upon a reliable supply of electrical power. We may incur losses due to a temporary or prolonged interruption of the supply of electrical power to our facilities, which can be caused by unusually high demand, blackouts, equipment failure, natural disasters or other catastrophic events, including failure of the hydroelectric facilities that currently provide power under contract to our West Virginia, Québec and Argentina facilities. Additionally, on occasion, we have been instructed to suspend operations for several hours by the sole energy supplier in South Africa due to a general power shortage in the country. It is possible that this supplier may instruct us to suspend our operations for a similar or longer period in the future. Such interruptions or reductions in the supply of electrical power adversely affect production levels and may result in reduced profitability. Our insurance coverage does not cover all interruption events and may not be sufficient to cover losses incurred as a result.

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

Principal components in the production of silicon metal, silicon based alloys and manganese based alloys include coal, charcoal, graphite and carbon electrodes, manganese ore, quartzite, wood chips, steel scrap, and other metals. While we own certain sources of raw materials, we also buy raw materials on a spot or contracted basis. The availability of these raw materials and the prices at which we purchase them from third party suppliers depend on market supply and demand and may be volatile such as due to the COVID-19 pandemic or the Ukraine-Russia conflicts. Our ability to obtain these materials in a cost efficient and timely manner is dependent on certain suppliers, their labor union relationships, mining and lumbering regulations and output, pandemic, geopolitical and general local economic conditions.

Over the previous years, certain raw materials (particularly graphite electrodes, coal, manganese ore, and other electrode components) have experienced significant price increases and quick price moves in relatively short periods of time, and the recent conflict in Ukraine and resulting sanctions on Russia have led to supply limitations and interruptions. In some cases, this has been combined with certain shortage in the availability of such raw materials. While we try to anticipate potential shortages in the supply of critical raw materials with longer term contracts and other purchasing strategies, these price swings and supply shortages may affect our cost of production or even cause interruptions in our operations, which may have a material adverse effect on our business, results of operations and financial condition.

We make extensive use of shipping by sea, rail and truck to obtain the raw materials used in our production and deliver our products to customers, depending on the geographic region and product or input. Raw materials and products often must be transported over long distances between mines and other production sites and the plants where raw materials are consumed, and between those sites and our customers. Any severe delay, interruption or other disruption in such transportation, any material damage to raw materials utilized by us or to our products while being transported, or a sharp rise in transportation prices, either relating to COVID-19, the Ukraine-Russia conflict or otherwise, could have a material adverse effect on our business, results of operations and financial condition. In addition, because we may not be able to obtain adequate supplies of raw materials from alternative sources on terms as favorable as our current arrangements, or at all, any disruption or shortfall in the production and delivery of raw materials could result in higher raw materials costs and likewise materially adversely affect our business, results of operations and financial condition.

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

We mine quartz and quartzite at open pit mining operations and coal at underground and surface mining operations. We are heavily dependent on these mining operations for our quartz and coal supplies. Certain risks beyond our control could disrupt our mining operations, adversely affect production and shipments, and increase our operating costs, such as: the closure of operations as a result of the COVID-19 pandemic; a major incident at a mining site that causes all or part of the operations of the mine to cease for some period of time; mining, processing and plant equipment failures and unexpected maintenance problems; disruptions in the supply of fuel, power and/or water at the mine site; adverse changes in reclamation costs; the inability to renew mining concessions upon their expiration; the expropriation of territory subject to a valid concession without sufficient compensation; and adverse weather and natural disasters, such as heavy rains or snow, flooding and other natural events affecting operations, transportation or customers.

Regulatory agencies have the authority under certain circumstances following significant health and safety violations or incidents to order a mine to be temporarily or even permanently closed. If this occurs, we may be required to incur significant legal and capital expenditures to re-open the affected mine. In addition, environmental regulations and enforcement could impose unexpected costs on our mining operations, and future regulations could increase those costs or limit our ability to produce quartz and sell coal. A failure to obtain and renew permits necessary for our mining operations could limit our production and negatively affect our business. It is also possible that we have extracted or may in the future extract quartz from territory beyond the boundary of our mining concession or mining right, which could result in penalties or other regulatory action or liabilities.

We are subject to environmental, health and safety regulations, including laws that impose substantial costs and the risk of material liabilities.

Our operations are subject to extensive foreign, federal, national, state, provincial and local environmental, health and safety laws and regulations governing, among other things, the generation, discharge, emission, storage, handling, transportation, use, treatment and disposal of hazardous substances; land use, reclamation and remediation; waste management and pollution prevention measures; greenhouse gas emissions; and the health and safety of our employees. We are also required to obtain permits from governmental authorities for certain operations, and to comply with related laws and regulations. We may not have been and may not be at all times in full compliance with such permits and related laws and regulations. If we violate or fail to comply with these permits and related laws and regulations, we could be subject to penalties, restrictions on operations or other sanctions, obligations to install or upgrade pollution control equipment and legal claims, including for alleged personal injury or property or environmental damages. Such liability could adversely affect our reputation, business, results of operations and financial condition. In addition, in the context of an investigation, the government may impose obligations to make technology upgrades to our facilities that could result in our incurring material capital expenses. For example, in addition to notices received with respect to other plants, we have received two Notices and Findings of Violation (“NOV/FOV”) from the U.S. federal government, alleging numerous violations of the Clean Air Act relating to the Company’s Beverly, Ohio facility. Should the Company and the federal government be unable to reach a negotiated resolution of the NOV/FOVs, the U.S. government could file a formal lawsuit in U.S. federal court for injunctive relief, potentially requiring the Company to implement emission reduction measures, and for civil penalties. The statutory maximum penalty is $93,750 per day per violation, from April, 2013 to December 2021, and $109,024 per day thereafter. See “Item 8.A.—Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings” for additional information. The Beverly facility also is located in an area currently designated as Non-Attainment for the one hour SO2 National Ambient Air Quality Standards (“NAAQS”). The Company has worked with the Ohio Environmental Protection Agency to develop a plan that ensures the facility is not causing exceedances of the one-hour NAAQS standard for SO2. The plan has received the necessary approval from the United States Environmental Protection Agency (“EPA”).

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

Under certain environmental laws, we could be required to remediate or be held responsible for the costs relating to contamination at our or our antecessors’ past or present facilities and at third party waste disposal sites. We could also be held liable under these environmental laws for sending or arranging for hazardous substances to be sent to third party disposal or treatment facilities if such facilities are found to be contaminated. Under these laws we could be held liable even if we did not know of, or did not cause, such contamination, or even if we never owned or operated the contaminated disposal or treatment facility.

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

Under current European Union legislation, all industrial sites are subject to cap and trade programs, by which every facility with carbon emissions is required to purchase in the market emission rights for volumes of emission that exceed a certain allocated level. Until 2021, the allocated level of emissions had been practically sufficient for our business so the emissions rights purchases had a limited impact on our business. From 2022, new regulations reducing the allocation of free allowances require us to make significant purchases of emissions rights in the market. Also, certain Canadian provinces have implemented cap and trade programs. As a result, our facilities in Canada may be required to purchase emission credits in the future. The requirement to purchase emissions rights in the market could result in material costs to the Company, in addition to increased compliance costs, additional operating restrictions for our business, and an increase in the cost of the products we produce, which could have a material adverse effect on our financial position, results of operations, and liquidity.

In the United States, it is likely that the current administration will place a greater emphasis on regulating greenhouse gas emissions, although no proposed regulations have been outlined to date. However, carbon taxes, clean energy standards, carbon offsets, and/or the requirement to participate in a cap-and-trade program are being explored by the administration and US Congress. Although it is impossible to predict what form such action will take, any action may result in material increased compliance costs additional operating restrictions for our business, and an increase in the cost of the products we produce, which could have a material adverse effect on our financial position, results of operations and liquidity.

In 2022 Ferroglobe is going to assess the Climate Change Risks & Opportunities and its related financial impact across our operations. The evaluation will follow the Recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).

We make a significant portion of our sales to a limited number of customers, and the loss of a portion of the sales to these customers could have a material adverse effect on our revenues and profits.

In the year ended December 31, 2021, our ten largest customers accounted for approximately 48.1% of Ferroglobe’s consolidated revenue. We expect that we will continue to derive a significant portion of our business from sales to these customers.

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

Antidumping and countervailing duty orders are designed to provide relief from imports sold at unfairly low or subsidized prices by imposing special duties on such imports. Such orders normally benefit domestic suppliers and foreign suppliers not covered by the orders. In the United States, final antidumping or countervailing duties are in effect covering silicon metal imports from China, Russia, Bosnia and Herzegovina, Iceland, and Kazakhstan. In July 2021 the International Trade Commission (ITC) voted to confirm that silicon metal imports from Malaysia had materially injured the U.S. industry. In response the U.S. Department of Commerce issued a form antidumping duty over covering all imports from Malaysia for five years. In the European Union, antidumping duties are in place covering silicon metal imports from China, ferrosilicon imports from China and Russia and calcium silicon imports from China. In Canada, antidumping and countervailing duties are in place covering silicon metal imports from China.

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

A majority of our employees are members of labor unions. We experience protracted negotiations with labor unions, strikes, work stoppages or other industrial actions from time to time. Strikes called by employees or unions have in the past and could in the future materially disrupt our operations, including productions schedules and delivery times. We have experienced strikes by our employees at several of our facilities from time to time and a certain number of these strikes have been protracted and have resulted in protracted amounts of business. Any such work stoppage could have a material adverse effect on our business, results of operations and financial condition.

New labor contracts have to be negotiated to replace expiring contracts from time to time. It is possible that future collective bargaining agreements will contain terms less favorable than the current agreements. Any failure to negotiate renewals of labor contracts on terms acceptable to us, with or without work stoppages, could have a material adverse effect on our business, results of operations and financial condition.

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

The long term success of our operations depends to a significant degree on the continued employment of our core senior management team. In particular, we are dependent on the skills, knowledge and experience of Javier López Madrid, our Executive Chairman, Marco Levi, our Chief Executive Officer, and Beatriz García-Cos, our Chief Financial Officer. If these employees are unable to continue in their respective roles, or if we are unable to attract and retain other skilled employees, our business, results of operations and financial condition could be adversely affected. We currently have employment agreements with Mr. López Madrid, Dr. Levi and Ms. García-Cos. These agreements contain certain non-compete provisions, which may not be fully enforceable by us. Additionally, we are substantially dependent upon key personnel among our legal, financial and information technology staff, who enable us to meet our regulatory, contractual and financial reporting obligations, including reporting requirements under our credit facilities.

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

We are constantly looking for opportunities to improve our operations through changes in processes, technology, information systems, and management of best practices. These initiatives are complex and require skilled management and the support of our workforce to implement them.

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

From time to time, we expect to pursue acquisitions in support of our strategic goals. In connection with any such acquisition, we could face significant challenges in managing and integrating our expanded or combined operations, including acquired assets, operations and personnel. For example, we have faced challenges in integrating Globe and Ferroatlantica following the merger in 2015, and more recently with the acquisitions of the Mo i Rana and Dunkirk plants, and have struggled to efficiently integrate the businesses and fully realize anticipated synergies. There can be no assurance that acquisition opportunities will be available on acceptable terms or at all or that we will be able to obtain necessary financing or regulatory approvals to complete potential acquisitions. Our ability to succeed in implementing our strategy will depend to some degree upon the ability of our management to identify, complete and successfully integrate commercially viable acquisitions. Acquisition transactions may disrupt our ongoing business and distract management from other responsibilities.

Grupo VM, our principal shareholder, has significant voting power with respect to corporate matters considered by our shareholders.

Our principal shareholder, Grupo VM, owns shares representing approximately 48.6% of the aggregate voting power of our capital stock. By virtue of Grupo VM’s voting power, as well as Grupo VM’s representation on the Board, Grupo VM will have significant influence over the outcome of any corporate transaction or other matters submitted to our shareholders for approval. Grupo VM will be able to block any such matter, including ordinary resolutions, which, under English law, require approval by a majority of outstanding shares cast in the vote. Grupo VM will also be able to block special resolutions, which, under English law, require approval by the holders of at least 75% of the outstanding shares entitled to vote and voting on the resolution, such as an amendment of the Articles or the exclusion of preemptive rights. Our principal shareholder has, and will continue to have, directly or indirectly, the power, among other things, to affect our legal and capital structure and our day-to-day operations, as well as the ability to elect and change our management and to approve other changes to our operations.

Grupo VM has pledged most of its shares in our company to secure a loan from Tyrus Capital.

Grupo VM has guaranteed its obligations pursuant to a credit agreement (the “GVM Credit Agreement”) with respect to a loan granted to GVM by Tyrus Capital (“GVM Loan”). In addition, Grupo VM has entered into a security and pledge agreement (the “GVM Pledge Agreement”), with Tyrus pursuant to which Grupo VM agreed to pledge most of its shares to Tyrus to secure the outstanding GVM Loan.

In the event Grupo VM defaults under the GVM Credit Agreement, Tyrus may foreclose on the shares subject to the pledge. The Reinstated Notes and the Super Senior Notes contain change of control definitions with significant exceptions compared with that contained in the indenture for the Old Notes.  Under the revised change of control definitions, no change of control shall occur or be deemed to occur by reason of, among other matters, any enforcement or exercise of remedies under the GVM Pledge Agreement or any disposal by Grupo VM of the Grupo VM shares for the purpose of repaying Grupo VM’s debt to Tyrus, provided that certain other conditions, as described below, are met.

A change of control will occur upon the acquisition of 35% or more of the total voting power of our shares by persons other than certain permitted holders including Grupo VM and such permitted holders “beneficially own” directly or indirectly in the aggregate the same or a lesser percentage of the total voting power of our shares than such other “person” or “group” of related persons. However, the Reinstated Notes Indenture states that no change of control shall occur or be deemed to occur by reason of:

●	any enforcement of rights or exercise of remedies under the GVM Share Pledge, including any sale, transfer or other disposal or disposition of the shares in Ferroglobe in connection therewith;
●	any disposal by Grupo VM of its shares in Ferroglobe where the purpose of that transaction is to facilitate the repayment or discharge (in full or in part) of the GVM Loan and the proceeds of sale are promptly applied towards such repayment or discharge; or
●	any mandatory offer (or analogous offer) required under the City Code on Takeovers and Mergers or any analogous regulation applied in any jurisdiction as a consequence of a transaction under limbs (1) or (2) above.

Provided that, if any transaction under paragraphs (1) to (3) above occurs which, but for such paragraph(s), would be a “Change of Control” as a consequence of any person or persons (other than Tyrus) (x) acquiring any voting stock of Ferroglobe PLC (or any other successor company) or (y) being or becoming the “beneficial owner” of the voting power of any voting stock of Ferroglobe PLC (or any other successor company) (such person(s), the “Controlling Shareholder”):

●	the Controlling Shareholder has within 60 days of that transaction and at its election:
o	paid to the Holders, on a pro rata basis, a fee in an aggregate amount equal to the product of(i) the aggregate principal amount outstanding of the Notes, (ii) 0.02 and (iii) the number of years (or part-thereof, with any part of a year calculated on the basis of the number of days divided by 360) from the payment date of such fee to June 30, 2025; or
o	made an offer to all Holders to purchase one-third of the Notes on a pro rata basis at a price equal to (A) in the first fifteen months after the Issue Date, 100% of the principal amount of such Notes plus accrued and unpaid interest or (B) at any time after the first fifteen months following the Issue Date, 101% of the principal amount of such Notes plus accrued and unpaid interest; or
●	either or both of the Issuers within 60 days of that transaction has made an offer to all Holders to repurchase or purchase (as applicable), or has otherwise redeemed, one-third of the Notes on a pro rata basis at a price equal to (A) in the first fifteen months after the Issue Date,100% of the principal amount of such Notes plus accrued and unpaid interest or (B) at anytime after the fifteen months following the Issue Date, 101% of the principal amount of such Notes plus accrued and unpaid interest, resulting in such repurchased, purchased or redeemed Notes being cancelled, and provided further that the Controlling Shareholder is not a Restricted Person.

Where:

“GVM Loan” means any financing provided by Tyrus to Grupo VM or owing by Grupo VM to Tyrus, from time to time.

“GVM Share Pledge” means any share pledge or charge or other similar security over the shares in Ferroglobe PLC held by Grupo VM granted by Grupo VM in support of or as collateral for its obligations under any Grupo VM Loan from time to time.

“Restricted Person” means any person that: (a) is listed on the United States Specifically Designated Nationals and Blocked Persons List; the European Union Consolidated List of Persons, Groups and Entities subject to EU Financial Sanctions; or the United Kingdom Consolidated List of Financial Sanctions Targets (each a “Sanctions List”); (b) is owned or controlled by a person identified on a Sanctions List, to the extent that such ownership or control results in such person being subject to the same restrictions as if such person were themselves identified on the corresponding Sanctions List; (c) is located in or incorporated under the laws of a country or territory that is the target of comprehensive sanctions imposed by the United States, which for the purposes of this Agreement, as at the date of signature of this Agreement by the last of its signatories are Iran, Syria, Cuba, the Crimea Region, and North Korea; (d) has, within the last five years, been prosecuted by a relevant authority in the United States, the United Kingdom or any member state of the European Union, in relation to a breach of securities laws (in so far as such prosecution relates to insider dealing, unlawful disclosure, market manipulation or prospectus liability) or criminal laws relating to fraud or anti-corruption, save for instances where the prosecution has concluded and did not result in any criminal or civil settlement or penalty being imposed in relation to such breaches; or (e) is a Subsidiary of a person described in (d) above.

If upon a change of control, we do not have sufficient funds available to repurchase the notes with our available cash, third party financing would be needed, yet may be impermissible under our other debt agreements. In addition, certain other contracts we are party to from time to time may contain change of control provisions. Upon a change in control, such provisions may be triggered, which could cause our contracts to be terminated or give rise to other obligations, each of which could have a material adverse effect on our business, results of operations and financial condition.

We engage in related party transactions with affiliates of Grupo VM, our principal shareholder.

Conflicts of interest may arise between our principal shareholder and your interests as a shareholder. Our principal shareholder has, and will continue to have, directly or indirectly, the power, among other things, to affect our day-to-day operations, including the pursuit of related party transactions. We have entered, and may in the future enter, into agreements with companies who are affiliates of Grupo VM, our principal shareholder. Such agreements have been approved by, or would be subject to the approval of, the Board or the Audit Committee, as its delegate. The terms of such agreements may present material risks to our business and results of operations. For example, we have entered into a number of agreements with affiliates of Grupo VM with respect to, among other things, the provision of information technology and data processing services and energy-related services. See “Item 7.B.—Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

As a result of doing business internationally, we are exposed to a risk of violating applicable anti-bribery and corruption (“ABC”) laws, international trade sanctions, and anti-money laundering (“AML”) laws and regulations. Some of our operations are located in developing countries that lack well-functioning legal systems and have high levels of corruption. Our worldwide operations and any expansion, including in developing countries, our development of joint venture relationships worldwide, and the engagement of local agents in the countries in which we operate tend to increase the risk of violations of such laws and regulations. Violations of ABC laws, AML laws and regulations, and trade sanctions are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts (and termination of existing contracts) and revocations or restrictions of licenses, as well as criminal penalties including possible imprisonment. Moreover, any major violations could have a significant impact on our reputation and consequently on our ability to win future business.

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

Our facilities are able to manufacture, collectively, approximately 296,000 tons of silicon metal (including Dow’s portion of the capacity of our Alloy, West Virginia and Bécancour, Québec plants and excluding currently idled plants), 343,000 tons of silicon-based alloys and 562,000 tons of manganese-based alloys on an annual basis. Our ability to increase production and revenues will depend on expanding existing facilities, acquiring facilities or building new ones. Increasing capacity is difficult because:

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

We have operations and assets in the United States, Spain, France, Canada, China, South Africa, Norway, Venezuela, Argentina and may have operations and assets in other countries in the future. Our international operations and assets may be subject to various economic, social and governmental risks.

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

Among other policies in recent years, the Venezuelan government has continuously devalued the Bolívar. The resulting inflation has devastated the country, which is experiencing all manner of shortages of basic materials and other goods and difficulties in importing raw materials. In 2016, we idled our Venezuelan operations and sought to determine the recoverable value of the long lived assets there. We concluded that the costs to dispose of the facility exceeded the fair value of the assets, primarily due to political and financial instability in Venezuela. Accordingly, we wrote down the full value of our Venezuelan facilities. However, our inability to generate cash in that market may cause us to default on some of our obligations there in the future, which may result in administrative intervention or other consequences. In addition, in the recent past the Venezuelan government has threatened to nationalize certain businesses and industries, which could result in a loss of our Venezuelan facilities for no consideration. If the social, political and economic conditions in Venezuela continue as they are, or worsen, our business, results of operations and financial condition could be adversely affected. Venezuela net assets value as of December 31, 2021 $708 thousand ($1,443 thousand as of December 31, 2020). Revenues during 2021 $11 thousand ($38 thousand during 2020).

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

Colombia and the United States are among the preferred sources for the coal consumed in the production of silicon metal and silicon-based alloys, and the vast majority of producers source coal from these two countries. In the year ended December 31, 2021, 62% of our coal came from a single mine in Colombia while the remaining 38% came from the United States, other Colombian mines, as well as from Kazakhstan and South Africa. Additionally, nearly all of the manganese ore we purchase comes from suppliers located in South Africa and Gabon. We do not control these third party suppliers and must rely on them to perform in accordance with the terms of their contracts. If these suppliers fail to provide us with the required raw materials in a timely manner, or at all, or if the quantity or quality of the materials they provide is lower than that contractually agreed, we may not be able to procure adequate supplies of raw materials from alternative sources on comparable terms, or at all, which could have a material adverse effect on our business, results of operations and financial condition. In addition, since many suppliers of these raw materials are located in the same region, if a natural disaster or event affected one of these regions it is likely alternative sources would also be similarly affected.

We are impacted by the ongoing military conflict between Russia and Ukraine. Our business may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

Global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions.

Russia and Ukraine are meaningful producers of silicon metal, ferroalloys and manganese based alloys, and are also significant suppliers of raw materials for our business and industry.  The inability of Russian and Ukrainian producers to meet their customer obligations could potentially create tightness in the market. Likewise, we rely on a number of inputs from Russia and the CIS region, including metallurgical coke, anthracite and carbon and graphite electrodes. Our inability to procure these material can adversely impact our operations.

Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication (“SWIFT”) payment system, expansive ban on imports and exports of products to and from Russia and ban on exportation of U.S denominated banknotes to Russia or persons located there. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial.

Management continually tracks developments in the nascent conflict in Ukraine and is committed to actively managing our response to potential distributions to the business, but can provide no assurance that the conflict in Ukraine or other ongoing headwinds will not have a material adverse effect on our business, operations and financial results.

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

Following the United Kingdom’s exit from the European Union, we may face risks associated with the current uncertainty and the consequences that may result from such exit, in particular with respect to tax, customs and duty laws and regulations, volatility in exchange rates and interest rates and our ability to sell and transport products from manufacturing facilities on the continent to our customers in the United Kingdom.

We are not able to predict the timing or duration of periods economic growth in the countries where we operate or sell products, nor are we able to predict the timing or duration of any economic downturn or recession that may occur in the future.

Cybersecurity breaches and threats could disrupt our business operations and result in the loss of critical and confidential information.

We rely on the effective functioning and availability of our information technology and communication systems and the security of such systems for the secure processing, storage and transmission of confidential information. The sophistication and magnitude of cybersecurity incidents are increasing and include, among other things, unauthorized access, computer viruses, deceptive communications and malware. We have experienced minor incidents in the past, and information technology security processes may not effectively detect or prevent cybersecurity breaches or threats and the measures we have taken to protect against such incidents may not be sufficient to anticipate or prevent rapidly evolving types of cyber-attacks. Breaches of the security of our information technology and communication systems could result in destruction or corruption of data, the misappropriation, corruption or loss of critical or confidential information, business disruption, reputational damage, litigation and remediation costs.

Possible new tariffs and duties that might be imposed by certain governments, including the United States, the European Union and others, could have a material adverse effect on our results of operations.

In March, 2018, the United States imposed import tariffs of 25 percent on steel and 10 percent on aluminum.  Exemptions from these tariffs were allowed for steel from Argentina, Australia, Brazil, Canada, Mexico, and South Korea, and aluminum from Argentina, Australia, Canada, and Mexico. These tariffs were expanded to apply to steel and aluminum derivatives from most countries. China, the EU, and other countries imposed retaliatory duties on products from the United States.

In January, 2022, the tariffs on steel and aluminum from the EU were replaced by “tariff-rate quotas”, which allow a certain volume of imports to enter without the additional tariffs, but impose a 25% tariff on steel imports and a 10% tariff on aluminum imports exceeding the quota amount.  Similar arrangements to replace the steel and aluminum tariffs are being negotiated with Japan and the UK.

Beginning in July 2018, the United States also imposed 25 percent tariffs on a wide array of Chinese products, including products produced and consumed by Ferroglobe, and 7.5 percent on a smaller range of products. In January 2020, the United States and China entered an initial “Phase 1” agreement to resolve the trade dispute between the two countries. The agreement resulted in the suspension of Chinese retaliatory duties on certain U.S. products and the commitment by China to purchase products from the United States. It is unclear whether and, if so, when the two countries will reach a Phase 2 agreement that would resolve the dispute more broadly.

There are indications that China has not fully complied with its Phase 1 commitments. If China were found to be in noncompliance, the United States could reimpose tariffs on Chinese products that are currently suspended or increase the existing tariffs.

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

We have significant outstanding indebtedness and debt service requirements. Our leverage has and in the future could have important consequences, including:

●	making it more difficult for us to satisfy our obligations to all creditors;
●	requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thus reducing the availability of our cash flow to fund internal growth through working capital and capital expenditures and for other general corporate purposes;
●	increasing our vulnerability to a downturn in our business or economic or industry conditions;
●	placing us at a competitive disadvantage compared to our competitors that have less indebtedness in relation to cash flow;
●	limiting our flexibility in planning for or reacting to changes in our business and our industry;
●	restricting us from investing in growing our business, pursuing strategic acquisitions and exploiting certain business opportunities; and

●	limiting, among other things, our and our subsidiaries’ ability to incur additional indebtedness, including refinancing, or raise equity capital in the future and increasing the costs of such additional financings.

Our ability to service our indebtedness will depend on our future performance, including an improvement on recent financial performance, and liquidity, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, including the COVID-19 pandemic and the military conflict between Russia and Ukraine. Many of these factors are beyond our control. We may not be able to generate enough cash flow from operations or obtain enough capital to service our indebtedness or fund our planned capital expenditures. If we cannot service our indebtedness and meet our other obligations and commitments, we might be required to refinance our indebtedness, obtain additional financing, delay planned capital expenditures or to dispose of assets to obtain funds for such purpose. We cannot assure you that any refinancing or asset dispositions could be effected on a timely basis or on satisfactory terms, if at all, or would be permitted by the terms of our outstanding debt instruments.

We have in the past experienced losses and cannot assure you that we will be profitable.

Our business has historically been subject to fluctuations in the prices of our products and the market demand for them, caused by general and regional economic cycles, raw material and energy price fluctuations, competition and other factors. Throughout 2019 and 2020 we experienced a significant decline in prevailing prices of our products, which adversely affected our results. In early 2020, the outbreak of coronavirus disease (“COVID-19”) has been and continues to be a complex and evolving situation, with governments, public institutions and other organizations imposing or recommending, and businesses and individuals implementing, at various times and to varying degrees, restrictions on various activities or other actions to combat its spread, such as restrictions and bans on travel or transportation; limitations on the size of in-person gatherings, restrictions on freight transportations, closures of, or occupancy or other operating limitations on work facilities, and quarantines and lock-downs.

As a result of this pandemic and the strict confinement and other public health measures taken around the world, the demand for our products in the second and third quarters of 2020 was reduced significantly compared with the first and fourth quarters of the year. During the fourth quarter of 2020, demand level for our products increased to levels similar to those prior to the outbreak. During 2021, demand for our products has increased even further than in the fourth quarter of 2020. However, COVID-19 has negatively impacted, and will in the future negatively impact to an extent we are unable to predict, our revenues.

As a result, in part due to this pandemic and the strict confinement and other public health measures taken around the world, our sales decreased $470.8 million, or 29.1%, from $1,615.2 million for the year ended December 31, 2019 to $1,144.4 million for the year ended December 31 2020, resulting in a loss of $249.8 million for the year ended December 31, 2020. During 2021, our sales increased $634.5 million, or 55.4%, from $1,144.4 million for the year ended December 31, 2020 to $1,778.9 million for the year ended December 31 2021, resulting in a loss of $106.4 million for the year ended December 31, 2021.

We are subject to restrictive covenants under our financing agreements, which could impair our ability to run our business.

Restrictive covenants under our financing agreements, including relating to our outstanding notes and the agreements for our SEPI financing, may restrict our ability to operate our business. Our failure to comply with these covenants, including as a result of events beyond our control, could result in an event of default that could materially and adversely affect our business, results of operations and financial condition.

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

To service our indebtedness, we require a significant amount of cash, and our ability to generate cash will depend on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, and to fund capital expenditures, depends in part on our ability to generate cash in the future, and increased cash flow than we have generated in recent periods. Debt service requirements due to increased debt and increased interest rates will increase our cash flow requirements. This depends on the success of our business strategy and on general economic, financial, competitive, legislative, regulatory and other factors, many of which are beyond our control.

The Restructuring has increased our leverage and so we will need to significantly improve our profitability and/or cash flow in order to be able to service our indebtedness. There can be no assurance that we will generate sufficient cash flow from operations, that we will realize operating improvements on schedule or that future borrowings will be available to us in an amount sufficient to enable us to service and repay our indebtedness or to fund our other liquidity needs. Furthermore, applicable law and future contractual arrangements may impose restrictions on certain of our subsidiaries’ ability to make payments to Ferroglobe and other entities within the Group, which could impact our ability to service and pay our obligations as they mature or to fund our liquidity needs.

The Super Senior Notes mature in June 2025, the Reinstated Notes mature in December 2025 and the remaining Old Notes that were not exchanged mature in March 2022. Other debt instruments mature at various other dates. There can be no assurance that we will have the available liquidity or the ability to raise financing in order to repay these instruments at or ahead of their maturity.

If we are unable to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or further restructuring our indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. There can be no assurance that any refinancing or debt restructuring would be possible, or if possible, that it would be on similar terms to those of our debt instruments existing at that time, that any assets could be sold or that, if sold, the timing of the sales and the amount of proceeds realized from those sales would be favorable to us or that additional financing could be obtained on acceptable terms. As the Super Senior Notes and the Reinstated Notes will be secured by a significant portion of our assets that can be granted as collateral, our ability to refinance our existing debt or raise new debt may be limited to unsecured or lesser-secured debt. Disruptions in the capital and credit markets, as have been seen in recent years, could adversely affect our ability to meet our liquidity needs or to refinance our indebtedness.

We may not be able to repurchase the Notes upon a Change of Control.

The Reinstated Notes and the Super Senior Notes require us to offer to repurchase all or any part of each holder’s notes upon the occurrence of a change of control, as defined in the respective indentures, at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest thereon, to the date of purchase. If such an event were to occur, we may not have sufficient financial resources available to satisfy all of those obligations.

Risks Related to Our Ordinary Shares

The market price of our ordinary shares may be volatile and may decline.

Our ordinary shares are admitted for trading on the Nasdaq Capital Market under the symbol “GSM”. The market price of our ordinary shares is subject to wide fluctuations in response to numerous factors, some of which are beyond our control. These factors include, among other things, actual or anticipated variations in our costs of doing business, operating results and cash flow, the nature and content of our earnings releases and our competitors’ earnings releases, changes in financial estimates by securities analysts, business conditions in our markets and the general state of the securities markets and the market for other financial stocks, changes in capital markets that affect the perceived availability of capital to companies in our industry, and governmental legislation or regulation, as well as general economic and market conditions, such as downturns in our economy and recessions.

In recent years, the stock market in general has experienced extreme price fluctuations that have often times been unrelated to the operating performance of the affected companies. Similarly, the market price of our ordinary shares may fluctuate significantly based upon factors unrelated or disproportionate to our operating performance.

These market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations may adversely affect the market price of our ordinary shares.

Significant sales of our ordinary shares, or the perception that significant sales thereof may occur in the future, could adversely affect the market price for our ordinary shares.

 The sale of substantial amounts of our ordinary shares could adversely affect the price of these securities. Sales of substantial amounts of our ordinary shares in the public market, and the availability of shares for future sale could adversely affect the prevailing market price of our ordinary shares and could cause the market price of our ordinary shares to remain low for a substantial amount of time.

We do not anticipate paying cash dividends in the foreseeable future.

We currently intend to retain future earnings, if any, for use in our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future. The payment of future dividends, if any, will depend, among other things, on our results of operations and financial condition and on such other factors as our Board of Directors may, in their discretion, consider relevant.

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

As a foreign private issuer within the meaning of the rules of NASDAQ, we are subject to different U.S. securities laws and NASDAQ governance standards than domestic U.S. issuers of securities. These may afford relatively less protection to holders of our ordinary shares, who may not receive all corporate and company information and disclosures they are accustomed to receiving or in a manner to which they are accustomed.

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

The U.S. Congress, the U.K. Government, the European Union and the Organization for Economic Co-operation and Development and other government agencies in jurisdictions where we and our affiliates do business have had an extended focus on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting” (or “BEPS”), in which payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. Thus, the tax laws in the United States, the United Kingdom, the European Union or other countries in which we and our affiliates do business are changing and any such changes could adversely affect us, mostly those related to interest limitation rules. Furthermore, the interpretation and application of domestic or international tax laws made by us and our subsidiaries could differ from that of the relevant governmental authority, which could result in administrative or judicial procedures, actions or sanctions, which could be material. On July 1, 2018, OECD’s so-called “Multi-Lateral Instrument” entered into force covering 87 jurisdictions and impacting over 1,200 double tax treaties. The adoption and transposition into domestic legislations of the Anti-Tax Avoidance Directives (known as “ATAD 1 and 2”) by the European Union is another key development that is impacting us, mostly when it comes to interest deduction limitation. On December 2021, the European Commission published a proposal for a Directive “laying down rules to prevent the misuse of shell entities for improper tax purposes and amending Directive 2011/16/EU.” This Directive is also referred to as the ATAD 3 Directive. The implementation of this directive could affect us.

Further developments are to be seen in areas such as the “making tax digital - initiatives” allowing authorities to monitor multinationals’ tax position on a more real time basis and the contemplated introduction of new taxes, such as revenue-based digital services taxes aimed at technology companies, but which may impact traditional businesses as well in the sense of allocating a portion of the profitability of the given company to jurisdictions where it has significant sales even though it is not physically present. The latest development by the OECD in this field are the so-called Pillar One and Pillar Two. Under Pillar One, the OECD intends to set up the foundations for allocating to the market jurisdiction (i) non-routine profit; (ii) a fixed remuneration based on the Arm´s length Principle for baseline distribution and marketing functions; and (iii) an additional profit where in-country functions exceed the base-line activity already compensated. In principle, our business is not in scope of this measure as it refers to raw materials and commodities and this kind of business is excluded under the current drafting of the paper. Then, Pillar Two, also called GloBE (Global Anti-Base Erosion Proposal) consist of setting the ground for a minimum taxation, giving the countries the right to “tax back” profit that is currently taxed below the minimum 15% rate. This goal is reached through several avenues, that is, (i) the inclusion of foreign income when taxed below the minimum rate; (ii) an undertaxed payment rule to related parties to deny deduction or impose taxation when payment was not subject to tax; (iii) switch over rule in the double tax treaties to allow the residence jurisdiction to switch from exemption to credit method when profit of permanent establishment is taxed below the minimum rate; and (iv) a subject to tax rule to allow withholding tax or other taxation or adjust eligibility to treaty benefits on payments not subject to the minimum rate. GloBE could affect our effective tax rate when implemented. In December 2021 the OECD released a report containing further details about the implementation of Pillar I. Likewise, also in December 2021 the European Union released a proposed Directive on minimum taxation in line with the OECD report. In both cases, it is proposed a minimum taxation of 15% that, when implemented, could impact our organization although not significantly since we are already based in high tax jurisdictions without significant tax exemptions or credits to reduce our effective tax rate.

We may become subject to income or other taxes in jurisdictions which would adversely affect our financial results.

We and our subsidiaries are subject to the income tax laws of the United Kingdom, the United States, France, Spain, South Africa and the other jurisdictions in which we operate. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions. A change in the division of our earnings among our tax jurisdictions could have a material impact on our effective tax rate and our financial results. In addition, we or our subsidiaries may be subject to additional income or other taxes in these and other jurisdictions by reason of the management and control of our subsidiaries, our activities and operations, where our production facilities are located or changes in tax laws, regulations or accounting principles like those referred to as to Pillar One and Pillar Two once fully developed and implemented. The OECD aims for a multilateral convention on Pillar One to be signed in 2022 and implemented in 2023. The aim for Pillar Two is for domestic legislation to be introduced during the course of 2022 and become effective in 2023 and for treaty changes to be implemented by a multilateral instrument in 2024. Changes in tax treaties, the introduction of new legislation, updates to existing legislation, or changes to regulatory interpretations of existing legislation as a result of these or similar proposals could impose additional taxes on businesses and increase the complexity, burden and cost of tax compliance in countries where we operate.

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

We cannot assure you that tax laws in the jurisdictions in which we reside or in which we conduct activities or operations will not be changed in the future. Such changes in tax law could result in additional taxes for us. As mentioned above, changes in tax treaties, the introduction of new legislation, updates to existing legislation, or changes to regulatory interpretations of existing legislation as a result of future tax law changes could impose additional taxes on businesses and increase the complexity, burden and cost of tax compliance in countries where we operate.

U.S. federal income tax reform could adversely affect us.

Legislation commonly known as the Tax Cuts and Jobs Act (the “TCJA”) was enacted on December 22, 2017 in the United States. The TCJA made significant changes to the U.S. federal tax code, including a reduction in the U.S. federal corporate statutory tax rate from 35% to 21% as well as the introduction of a base erosion minimum tax (BEAT). The TCJA also made changes to the U.S. federal taxation of foreign earnings and to the timing of recognition of certain revenue and expenses and the deductibility of certain business expenses. We examined the impact the TCJA may have on our business in detail since enactment. Although further guidance continues to be released by the IRS, so far we have concluded that tax reform should not have a material adverse impact on the taxation of our U.S. business, as of December 31, 2021. This annual report does not discuss in detail the TCJA or the manner in which it might affect us or our stockholders. We urge you to consult with your own legal and tax advisors with respect to the Tax Reform Act and the potential tax consequences of investing in our shares.

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

On July 29, 2021, upon the closing of the Refinancing, the company issued 8,918,618 new ordinary shares to Rubric Capital Management LP on behalf of certain managed or sub-managed funds and accounts and Grupo Villar Mir, S.A.U for a total issued share capital of $40 million, 1,900,000 shares as a work fee and 7,013,872 shares to bondholder’s related to the financing transactions.

On October 6, 2021, the Company entered into an equity distribution agreement (the “Equity Distribution Agreement”) with B. Riley Securities, Inc. and Cantor Fitzgerald & Co. relating to the ordinary shares of Ferroglobe PLC. The Company may offer and sell ordinary shares having an aggregate offering price of up to $100,000,000 from time to time through B. Riley Securities, Inc. and Cantor Fitzgerald & Co. as our sales agents. In 2021 The Company sold 186,053 ordinary shares under the Equity Distribution Agrement, for net proceeds of $1.4 million.

During the year under review, a small number of the ordinary shares held in treasury have been used to satisfy share awards made by the Company to its management team under the Ferroglobe PLC Equity Incentive Plan 2016. The number of ordinary shares held in Treasury as at December 31, 2021 was 1,568,854. See Note 13.

Significant milestones in our history are as follows:

●	1996: acquisition of the Spanish company Hidro Nitro Española, S.A. (“Hidro Nitro Española”), operating in the ferroalloys and hydroelectric power businesses, and start of the quartz mining operations through the acquisition of Cuarzos Industriales S.A. from Portuguese cement manufacturer Cimpor;
●	1998: expansion of our manganese- and silicon-based alloy operations through the acquisition of 80% of the share capital of FerroAtlántica de Venezuela (currently FerroVen, S.A.) from the Government of Venezuela in a public auction;
●	2000: acquisition of 67% of the share capital of quartz mining company Rocas, Arcillas y Minerales, S.A. from Elkem, a Norwegian silicon metal and manganese- and silicon-based alloy producer;
●	2005: acquisition of Pechiney Electrométallurgie, S.A., now renamed FerroPem, S.A.S., a silicon metal and silicon-based alloys producer with operations in France, along with its affiliate Silicon Smelters (Pty) Ltd. in South Africa;
●	2005: acquisition of the metallurgical manufacturing plant in Alloy, West Virginia, and Alabama Sand and Gravel, Inc. in Billingsly, Alabama, both in the U.S.;
●	2006: acquisition of Globe Metallurgical Inc., the largest merchant manufacturer of silicon metal in North America and largest specialty ferroalloy manufacturer in the United States;
●	2006: acquisition of Stein Ferroaleaciones S.A., an Argentine producer of silicon-based specialty alloys, and its Polish affiliate, Ultracore Polska;
●	2007: creation of Grupo FerroAtlántica, S.A.U., the holding company of our FerroAtlántica Group;
●	2007: acquisition of Camargo Correa Metais S.A., a major Brazilian silicon metal manufacturer;
●	2008: acquisition of Rand Carbide PLC, a ferrosilicon plant in South Africa, from South African mining and steel company Evraz Highveld Steel and Vanadium Limited, and creation of Silicio FerroSolar, S.L., which conducts research and development activities in the solar grade silicon sector;

●	2008: acquisition of 81% of Solsil, Inc., a producer of high-purity silicon for use in photovoltaic solar cells;
●	2008: acquisition of a majority stake in Ningxia Yonvey Coal Industry Co., Ltd., a producer of carbon electrodes (the remaining stake subsequently purchased in 2012);
●	2009: creation of French company Photosil Industries, S.A.S., which conducts research and development activities in the solar grade silicon sector;
●	2009: sale of interest in Camargo Correa Metais S.A. in Brazil to Dow Corning Corporation and formation of a joint venture with Dow Corning at the Alloy, West Virginia facility;
●	2010: acquisition of Core Metals Group LLC, one of North America’s largest and most efficient producers and marketers of high-purity ferrosilicon and other specialty metals;
●	2010: acquisition of Chinese silicon metal producer Mangshi Sinice Silicon Industry Company Limited;
●	2011: acquisition of Alden Resources LLC, North America’s leading miner, processor and supplier of specialty metallurgical coal to the silicon and silicon-based alloy industries;
●	2012: acquisition of SamQuarz (Pty) Ltd, a South African producer of silica, with quartz mining operations;
●	2012: acquisition of a majority stake (51%) in Bécancour Silicon, Inc., a silicon metal producer in Canada, operated as a joint venture with Dow Corning as the holder of the minority stake of 49%;
●	2014: acquisition of Silicon Technology (Pty) Ltd. (“Siltech”), a ferrosilicon producer in South Africa;
●	2018: acquisition from a subsidiary of Glencore PLC of a 100% interest in manganese alloys plants in Mo i Rana, Norway and Dunkirk, France, through newly-formed subsidiaries Ferroglobe Mangan Norge AS and Ferroglobe Manganèse France, SAS;
●	2018: sale of the majority interest in Hidro Nitro Española to an entity sponsored by a Spanish renewable energies fund;
●	2019: sale of 100% interest in FerroAtlántica, S.A.U. (“FAU”), to investment vehicles affiliated with TPG Sixth Street Partners;
●	2019: sale of 100% interest in Ultra Core Polska, z.o.o, to Cedie, S.A;
●	2021: Sale of Niagara Falls silicon metal facility.

Corporate and Other Information

Our registered office is located at 5 Fleet Place, London EC4M 7RD, our Board of Directors is based at our London Office at 13 Chesterfield Street, London W1J 5JN, United Kingdom and our management is based in London and also at Torre Emperador Castellana, Paseo de la Castellana, 259-D, P49, 28046 Madrid, Spain. The telephone number of our Spanish Office is +34 915 903 219. Our Internet address is http://www.ferroglobe.com. The information on our website is not a part of this document. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

B.    Business Overview

Through its operating subsidiaries, Ferroglobe is one of the world’s largest producers of silicon metal, silicon-based alloys and manganese-based alloys. Additionally, Ferroglobe currently has quartz mining activities in Spain, the United States, Canada, and South Africa, low-ash metallurgical quality coal mining activities in the United States, and interests in hydroelectric power in France. Ferroglobe controls a meaningful portion of most of its raw materials and captures, recycles and sells most of the by-products generated in its production processes.

We sell our products to a diverse base of customers worldwide, in a varied range of industries. These industries include aluminum, silicone compounds used in the chemical industry, ductile iron, automotive parts, renewable energy, photovoltaic (solar) cells, electronic semiconductors and steel, all of which are key elements in the manufacturing of a wide range of industrial and consumer products.

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

Competitive Strengths and Strategy of Ferroglobe

Competitive Strengths

Leading market positions in silicon metal, silicon-based alloys and manganese-based alloys

We are a leading global producer in our core products based on merchant production capacity and hold the leading market share in certain of our products. Specifically, in the case of silicon metal, with maximum global production capacity of approximately 296 thousand metric tons (which includes 51% of our attributable joint venture capacity, and excludes the 51 thousand metrics tons of currently idled capacity at the Polokwane facility in South Africa), we have approximately 75% of the active merchant production capacity market share in North America and approximately 23% of the global market share (all of the world excluding China), according to management estimates for our industry. In the case of manganese-based alloys, following the acquisition of the Dunkirk, France and Mo i Rana, Norway plants in 2018, our market share is approximately 15% in Europe, and we are among the three largest global producers of manganese alloys excluding China.

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

Many of our customers, we believe, are leaders in their end-markets and fields. We have built long-lasting relationships with customers based on the breadth and quality of our product offerings and our ability to produce products that meet specific customer requirements. For the year ended December 31, 2021 and December 31, 2020, Ferroglobe’s ten largest customers accounted for approximately 48.1% and 50.7%, respectively, of Ferroglobe’s consolidated revenue. Our customer relationships provide us with stability and visibility into our future volumes and earnings, though we are not reliant on any individual customer or end-market. Our customer relationships, together with our diversified product portfolio, provide us with opportunities to cross sell new products; for example, by offering silicon-based or manganese-based alloys to existing steelmaking customers.

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

Pioneer in innovation with focus on technological advances and development of next generation products

Our talented workforce has historically developed proprietary technological capabilities and next generation products in-house, which we believe give us a competitive advantage. In addition to a dedicated R&D division, we have cooperation agreements in place with various universities and research institutes in Spain, France and other countries around the world. Our R&D achievements include:

●	ELSA electrode — Ferroglobe has internally developed a patented technology for electrodes used in silicon metal furnaces, which it has been able to sell to several major silicon producers globally. This technology, known as the ELSA electrode, improves the energy efficiency in the production process of silicon metal and eliminates contamination from iron. Ferroglobe has granted these producers the right to use the ELSA electrode against payment to Ferroglobe of royalties. Continuous improvements are made to keep this invention state of the art.
●	Solar Grade Silicon — Ferroglobe has sought to produce solar grade silicon metal with a purity above 99.9999% through a new, potentially cost effective, electrometallurgical process. The traditional chemical process tends to be costly and involves high energy consumption and potentially environmentally hazardous processes. The new technology entirely developed by Ferroglobe at an earlier stage at its research and development facilities aims to reduce the costs and energy consumption associated with the production of solar grade silicon. In connection with this project, FerroAtlántica obtained a loan, with a principal amount of approximately €45 million, from the Spanish Ministry of Industry and Energy for the purpose of building the UMG silicon plant. Due to the market environment for solar grade silicon (or polysilicon) worldwide, at the end of 2018 the Company suspended the investment in the project while preserving the technology and know-how in order to be able to finalize the construction of the factory when market circumstances change.
●	High Purity Silicon Powders — Ferroglobe has launched the High Purity Silicon Powders project, which aims at producing silicon-based, tailor made products for high end applications. An important part of the technology developed for the Solar grade silicon project is used in this new project allowing Ferroglobe to have advantages in obtaining customized solutions for this emerging business and to put products in the market with a very low carbon footprint. At the same time, new know-how linked to specific milling technologies has been developed in the last years placing Ferroglobe in an excellent position in this new market. Among the various targeted applications, a specific project has been launched for Li-ion batteries.
●	Li-ion batteries — The energy capacity of the anode in Li-ion batteries can be enhanced by adding silicon. This is a particularly attractive market because silicon not only can increase capacity of the Li-ion batteries but can contribute to reduce costs, to reduce carbon footprint and to ease fast charging. All these benefits will help to develop new mobility solutions. In this specific field, Ferroglobe has established several technical partnerships and collaborations in order to rapidly advance the research and development work that a market like this needs.

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

Environmental, Social and Governance (ESG) Strategy

Sustainability has been identified by management as a top priority.  First and foremost, we recognize the criticality of company’s to take an active role in leading and driving change for the betterment of society.  Furthermore, given the growing focus on sustainability amongst our stakeholders we need to create more transparency around our performance and the action plan to drive the changes required to meet our goals.  In 2022 we have issued the first ESG report for 2021 financial year as the commencement of our new approach to sustainability disclosure.

In 2021 we defined Ferroglobe’s ESG Strategy 2022-2026, a roadmap that will enable us to benchmark and assess ourselves on ESG matters, in alignment with the demands of our stakeholders and our industry trends. The current ESG Strategy will be implemented in phases commencing 2022 through 2026.  This ESG Strategy has been defined based on four Strategic lines, critical for the development of Ferroglobe as a more sustainable Company:

(i)	Strengthening our governance framework
(ii)	Promoting a solid & honest engagement with our people and local communities where we operate
(iii)	Reinforcing the role of sustainability through our value chain
(iv)	Improving our environmental footprint to enable materials which are vital for sustainable development.

The progress on ESG performance and implementation of the ESG Strategy lines and accompanying measures will be included in the ESG reports to be issued on a yearly basis.

Business Strategy

In 2020 we conducted a deep and broad evaluation of our Company with the goal of designing a strategic plan focused on bolstering the long term competiteness of the business and returning the Company to profitability by fundamentally changing the way we operate, both operationaly and financially. The multi-year turnaround plan we developed essentially impacts all the functional areas of our Company as we seek to drive changes that ensure competitiveness throughout the cycle. Between 2021 and 2024, the Company set a target of achieving $180 million in cost savings, along with $70 million of cash release in working capital.  2021 was the first year of the execution phase of this turnaround plan.  We surpassed our 2021 targets releasing $70 million of cash through the working capital workstream. The key value drivers of our strategic plan are the following:

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

•

Centralized purchasing:  we are reshaping the organization so that purchasing of many consumables can be done centrally and to support a procurement culture centered on buying better and spending better.  This will enable us to improve its tracking of needs, enhance our ability to schedule purchases and enable us to benefit from bulk purchases.  Buying better is a supply-led effort that focuses on price and volume allocation, negotiating prices and terms, managing price risks, pooling volumes and contracts, shifting volumes to best-price suppliers and leveraging procurement networks.  Spending better is an operation-led effort to control demand, enforce compliance, reduce complexity, and perform value engineering to fost efficient spending.  Through the principles of buying better and spending better, we aim to attain more than just cost reduction.  Through the new organization, we seek to reduce supply chain risk, supporting continuous quality and service improvement, fostering better decision-making about suppliers and optimizing resource allocation.

•

Selling, general and administration & corporate overhead reduction:  during our corporate review, we identified significat opportunity for further cost improvement through permanent cost cutting at the our plants, as well as the corporate levels.  By tracking these costs vigorously and increasing accountability, we aim to bolster the overall cost structure at various levels.   Through this value creation driver, we aim to create a culture focused on cost control and disciplines for deploying best practices to drive sound spending decisions without compromising our overall performance.

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

With our strategic plan we aim to:

Maintain and leverage industry leading position in core businesses and pursue long-term growth

We intend to maintain and leverage our position as a leading global producer of silicon metal and one of the leading global producers of ferroalloys based on production capacity. We believe we will achieve our goals through the execution of our current strategic plan, which focuses on right-sizing our asset footprint, making continuous improvements to increase productivity and reducing our cost structure. We plan to achieve organic growth by continually enhancing our production capabilities as well as by developing new products to further diversify our portfolio of products and expand our customer base. We intend to focus our production and sales efforts on high-margin products and end-markets that we consider to have the highest potential for profitability and growth. We will continue to capitalize on our global reach and the diversity of our production base to adapt to changes in market demands, shifting our production and distribution across facilities and between different products as necessary in order to remain competitive and maximize profitability. We aim to obtain further direct control of key raw materials to secure our long-term access to scarce reserves, which we believe will allow us to continue delivering enhanced products while maintaining our low-cost position. Additionally, we will continue regularly to review our customer contracts in an effort to improve their terms and to optimize the balance between selling under long-term agreements and retaining some exposure to spot markets. We intent to maintain pricing that appropriately reflects the value of our products and our level of customer service and, in light of commodity prices and demand fluctuations, may decide to change the weighting of our mix of contracts that are set at fixed prices versus index-based prices, to capitalize on market opportunities and to ensure a profit throughout the cycles.

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

Facilities and Production Capacity

The following chart shows, as of December 31, 2021, the location of our assets and our production capacity, including 51% of the capacity of our joint ventures (of which we own 51%), by geography, of silicon, silicon-based alloys and manganese-based alloys. It is important to note that certain facilities may and do switch from time to time among different families of products (for instance, from silicon metal to silicon-based alloys and vice-versa) or among different products within the same family (for instance from ferromanganese to silicomanganese). Such switches change the production capacity at each plant.

Our production facilities are strategically located throughout the world. We operate quartz mines located in Spain, South Africa, Canada, and the United States, and charcoal production in South Africa. Additionally, we operate low-ash, metallurgical grade coal mines in the United States.

From time to time, in response to market conditions and to manage operating expenses, facilities are fully or partially idled. As of December 31, 2021, certain production facilities in the United States, Spain, Venezuela and South Africa are partially or fully idled, as a result of current market conditions. As part of our strategic plan, we have decided to shutter the capacity at Niagara Falls facility in the United States and at Château-Feuillet facility in France permanently. Ferroglobe has no installed power capacity in Spain as of December 31, 2021. Ferroglobe subsidiaries own a total of 18.9 megawatts of hydro production capacity in France.

Products

Ferroglobe Assets

#	Asset	#	Asset
1	Becancour, Canada	18	Serrabel, Spain
2	La Malbaie, Quebec	19	Sonia, Spain
3	Beverly, OH	20	Conchitina, Spain
4	Alloy, WV	21	Laudun, France
5	Corbin, KY (Alden Recources)	22	Pierrefitte, France
6	Aurora, IN	23	Anglefort, France
7	Billingsley, AL	24	Les Clavaux, France (2)
8	Brideport, AL	25	Montricher, France
9	Selma, AL (3)	26	Chateau Feuillet, France (2)
10	Mendoza, Argentina	27	Dunkirk, France
11	Venezula (Metallurgy) (3)	28	Hydro Plants, France
12	Veneuzuela (Mining)	29	Mo I Rana, Norway
13	Boo, Spain (2)	30	eMalahleni, South Africa
14	Cee, Spain (2)	31	Polokwane, South Africa (3)
15	Dumbria, Spain	32	New Castle, South Africa (3)
16	Monzon, Spain	33	SamQuartz, South Africa
17	Esmeralda, Spain	34	Ningxia, China ("Yonvey")

Metallurgy Energy Mining

Global Footprint Spanning Five Continents

London, UK
Ferroglobe Corporate HQ
Ferroglobe Manufacturing / Mining Operations

Production Capacity by Geography (kt)[1,2,3]

Type of Products	Europe	North America	South America	Africa	Total
Silicon[3]	184	93	-	-	277
Ferrosilicon / Foundry	178	92	26	66	362
Manganese-based Alloys	562	-	-	-	562
Total[4]	**924**	**185**	**26**	**66**	**1,200**

Notes: As of December 2021; represents operational capacity based on current furnace settings

1 *Includes currently operating capacity*
2 *Includes temporarily idled capacity (select furnaces at Selma, Les Clavaux, Chateau Feuillet, Boo, Cee)*
3 *Reflects 51% of joint venture interests in the U.S. and Canada*
4 *Excludes mothballed capacity: Polokwane (51k tons SiMe), FerroVen (90k FeSi, 35k Mn-Alloys), Monzón (49.5k Mn-Alloys), Siltech (40k FeSi)*
5 *Niagara Falls facility was divested in 2021 (24k SiMe)*

For the years ended December 31, 2021, 2020 and 2019, Ferroglobe’s consolidated sales by product were as follows:

	Year ended December 31,
($ thousands)	2021	2020	2019
Silicon metal	637,695	463,217	539,872
Manganese-based alloys	469,138	267,469	447,311
Ferrosilicon	337,833	176,447	275,368
Other silicon-based alloys	161,750	126,817	181,736
Silica fume	32,409	25,888	33,540
Other	140,083	84,596	137,395
Total Sales	1,778,908	1,144,434	1,615,222

Shipments in metric tons:
Silicon metal	253,991	207,332	239,692
Manganese-based alloys	314,439	261,605	392,456
Ferrosilicon	166,268	134,849	203,761
Other silicon-based alloys	76,498	65,362	91,668

Average Selling price ($/MT):
Silicon metal	2.511	2.234	2,252
Manganese-based alloys	1.492	1.022	1,140
Ferrosilicon	2.032	1.308	1,351
Other silicon-based alloys	2.114	1.940	1,983

Silicon metal

Ferroglobe is a leading global silicon metal producer with a total production capacity of approximately 296,160 tons (including 51% of the joint venture capacity attributable to us) per annum in several facilities in the United States, France, South Africa, Canada and Spain. For the years ended December 31, 2021, 2020 and 2019, Ferroglobe’s revenues generated by silicon metal sales accounted for 35.8%, 40.5% and 33.4% respectively, of Ferroglobe’s total consolidated revenues.

Silicon metal is used by primary and secondary aluminum producers, who require silicon metal with certain requirements to produce aluminum alloys. For the year ended December 31, 2021, sales to aluminum producers represented approximately 45% of silicon metal revenues. The addition of silicon metal reduces shrinkage and the hot cracking tendencies of cast aluminum and improves the castability, hardness, corrosion resistance, tensile strength, wear resistance and weldability of the aluminum end products. Aluminum is used to manufacture a variety of automotive components, including engine pistons, housings, and cast aluminum wheels and trim, as well as high tension electrical wire, aircraft parts, beverage containers and other products which require aluminum properties.

Silicon metal is also used by several major silicone chemical producers. For the year ended December 31, 2021 sales to chemical producers represented approximately 43% of silicon metal revenues. Silicone chemicals are used in a broad range of applications, including personal care items, construction-related products, health care products and electronics. In construction and equipment applications, silicone chemicals promote adhesion, act as a sealer and have insulating properties. In personal care and health care products, silicone chemicals add a smooth texture, protect against ultraviolet rays and provide moisturizing and cleansing properties. Silicon metal is an essential component of the manufacture of silicone chemicals, accounting for approximately 20% of the cost of production.

In addition, silicon metal is the core material needed for the production of polysilicon, which is most widely used to manufacture solar cells and semiconductors. For the year ended December 31, 2021 sales to polysilicon producers represented approximately 10% of silicon metal revenues. Producers of polysilicon employ processes to further purify the silicon metal and grow ingots from which wafers are cut. These wafers are the base material to produce solar cells, to convert sunlight to electricity. Individual solar cells are soldered together to make solar modules.

Manganese-based alloys

Ferroglobe is among the leading global manganese-based alloys producers based on production capacity. As of December 31, 2021, Ferroglobe maintained approximately 289,500 tons of annual silicomanganese production capacity and approximately 272,000 tons of annual ferromanganese production capacity in our factories in Spain, Norway and France. During the year ended December 31, 2021, Ferroglobe sold 314,439 tons of manganese-based alloys. For the years ended December 31, 2021, 2020 and 2019, Ferroglobe’s revenues generated by manganese-based alloys sales accounted for 26.3%, 23.4% and 27.7%, respectively, of Ferroglobe’s total consolidated revenues over 90% of the global manganese based alloys produced are used in steel production, and all steelmakers use manganese and manganese alloys in their production processes.

Silicomanganese is used as deoxidizing agent in the steel manufacturing process. Silicomanganese is also produced in the form of refined silicomanganese, or silicomanganese AF, and super-refined silicomanganese, or silicomanganese LC.

Ferromanganese is used as a deoxidizing, desulphurizing and degassing agent in steel to remove nitrogen and otherharmful elements that are present in steel in the initial smelting process, and to improve the mechanical properties, hardenability and resistance to abrasion of steel. The three types of ferromanganese that Ferroglobe produces are:

●	high-carbon ferromanganese used to improve the hardenability of steel;

●	medium-carbon ferromanganese, used to manufacture flat and other steel products; and

●	low-carbon ferromanganese used in the production of stainless steel, steel with very low carbon levels, rolled steel plates and pipes for the oil industry.

Silicon-based alloys

Ferrosilicon

Ferroglobe is among the leading global ferrosilicon producers based on production output in recent years. During the year ended December 31, 2021, Ferroglobe sold 166,268 tons of ferrosilicon. For the years ended December 31, 2021, 2020 and 2019, Ferroglobe’s revenues generated by ferrosilicon sales accounted for 19.0%, 15.4% and 17.0%, respectively, of Ferroglobe’s total consolidated revenues.

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

During the year ended December 31, 2021, Ferroglobe sold 76,498 tons of silicon-based alloys (excluding ferrosilicon). For the years ended December 31, 2021, 2020 and 2019, Ferroglobe’s revenues generated by silicon-based alloys (excluding ferrosilicon) accounted for 9.1%, 11.1% and 11.3% respectively, of Ferroglobe’s total consolidated revenues.

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

Silica fume

For the years ended December 31, 2021, 2020 and 2019, Ferroglobe’s revenues generated by silica fume sales accounted for 1.8%, 2.3% and 2.1% respectively, of Ferroglobe’s total consolidated sales.

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

Services

Energy

The Company sold its Spanish hydroelectric business in 2019. For the year ended December 31, 2019, Ferroglobe recognized a loss as a result of the Spanish hydroelectric operations, in the amount of $450 thousand.

Raw Materials, Logistics and Power Supply

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

Manganese ore

The global supply of manganese ore comprises standard- to high-grade manganese ore, with 35% to 56% manganese content, and low-grade manganese ore, with lower manganese content. Manganese ore sea-borne trade comes mainly from a limited number of countries including South Africa, Australia, Gabon, Brazil and Ghana. However, the production of high-grade manganese ore is mainly concentrated in Australia, Gabon and South Africa.

The vast majority of the manganese ore Ferroglobe purchased in 2021 came from suppliers located in South Africa (48% of total purchases) and Gabon (43% of total purchases). Global manganese ore prices are mainly driven by manganese demand from China and to a lower extent from India. Potential disruption of supply from South Africa, Australia, Brazil or Gabon due to logistical, labor or other reasons may have an impact on the availability and the pricing of manganese ore.

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

Approximately 62% of the coal Ferroglobe purchased externally in 2021 for its facilities was sourced from one source in Colombia while the remaining 38% came from the United States, other Colombian mines, as well as from Kazakhstan and South Africa. Ferroglobe has a long standing relationship with the coal washing plants which price coal using spot, quarterly, semi annual or annual contracts, based on market outlook. European coal prices, which are denominated in U.S. Dollars, are mainly based on API 2, the benchmark price reference for coal imported into northwest Europe.

Ferroglobe also owns Alden Resources LLC (“Alden”) in the United States. Alden provides a stable and long term supply of low ash metallurgical grade coal by fulfilling a substantial portion of our requirements to our North American operations.

See “—Mining Operations” below for further information.

Quartz

Quartz, also known as quartzite, is a key raw material in the manufacture silicon metal and silicon-based alloys.

Ferroglobe has secured access to quartz from its quartz mines in Spain, South Africa, the United States and Canada (see “—Mining Operations”). For the year ended December 31, 2021 approximately 67,8% of Ferroglobe’s total consumption of quartz was self-supplied. Ferroglobe purchases quartz from third-party suppliers on the basis of annual contractual arrangements. Ferroglobe’s quartz suppliers typically have operations in the same countries where Ferroglobe factories are located, or in close proximity, which minimizes logistical costs.

Ferroglobe controls quartzite mining operations located in Alabama and a concession to mine quartzite in Saint-Urbain, Québec (operated by a third-party miner). These mines supply our North American operations with a substantial portion of their requirements for quartz.

Other raw materials

Wood is needed for the production of silicon metal and silicon-based alloys. It is used directly in furnaces as woodchips or cut to produce charcoal, which is the major source of carbon reductant for Ferroglobe’s plants in South Africa. In South Africa, charcoal is a less expensive substitute for imported coal and provides desirable qualities to the silicon-based alloys it is used to produce. In the other countries where Ferroglobe operates, Ferroglobe purchases wood chips locally or logs for on site wood chipping operations from a variety of suppliers.

In 2021, the sourcing of the metallurgical coke was predominantly from Colombia, Russia and Spain, although some quantities were sourced in Poland, Colombia and United States of America.

Petroleum coke, electrode related products, slag, limestone and additive metals are other relevant raw materials Ferroglobe utilizes to manufacture its electrometallurgy products. Procurement of these raw materials is either managed centrally or with each country’s raw materials procurement manager or plant manager and the materials purchased at spot prices or under contracts of a year or less.

In 2021, Graphite electrodes volumes increased as a result of higher production level. The sourcing of graphite electrodes is diversified with supply from European Countries, India, Russia, Ukraine and China with a combination of spot and long-term agreements. Carbon electrodes supplies come from Russia, Poland and China, including from Ferroglobe´s own carbon electrode factory in Ningxia Province in China.

Cost of raw materials

The main raw materials sourced by Ferroglobe are quartz, manganese ore, coal, metallurgical coke, wood and charcoal. Manganese ore is the largest component of the cost base for manganese-based alloys. In 2021, more than 27% of Ferroglobe’s total $133.5 million expense with respect to manganese ore was supplied under an annual commitment, whilst the remaining was purchased on spot basis. Special coal is used as a major carbon reductant in silicon-based alloy production. In 2021, coal represented a $137.4 million expense for Ferroglobe. Metallurgical coke, which is used for Mn alloys production, represented a total expense of $47.5 million in 2021.

Wood is both an important element for the production of silicon alloys and used to produce charcoal, which is used as a carbon reductant at Ferroglobe’s South African subsidiary Silicon Smelters (Pty.), Ltd. Ferroglobe’s wood expense amounted to $36.8 million in 2021.

The FerroAtlántica subsidiaries of Ferroglobe source approximately 62% of their quartz needs from FerroAtlántica’s mines in Spain and South Africa, and Globe subsidiaries source approximately 75% of their quartz needs from Globe’s mines in the United States and Canada. Total quartz consumption in 2021 represented an expense of $87.8 million.

Logistics

Logistical operations are managed centrally. Sea freight operations are centralized at the corporate level, while rail logistics is centralized at country level. Road transportation is managed at plant level with centralized coordination in multi site countries. Contractual commitments in respect of transportation and logistics match, to the extent possible, Ferroglobe’s contracts for raw materials and customer contracts.

Power

In Spain, our plants have always purchased energy in the pool, as there was no clear competitive advantage with long-term contracts, and in addition, energy producers require very high guarantees.

In 2021 we have therefore been 100% to the market, which has experienced extremely high volatility due to the fluctuations of natural gas in the European markets. The energy market within the European Union is marginalist, so the most expensive technology that is sold each hour in the pool is the one that sets the final price. Natural gas has experienced a progressive increase in price since April 2021, due to the low level of stocks in gas storages in Europe, and the reduction of supply from Russia, following the growing demand for Natural Gas from China. The risk of natural gas shortages due to a possible cold winter in Europe, caused in December 2021 an unprecedented increase in the price of gas reaching record prices in the market, which led to record prices in the Spanish electricity market of up to 400 €/Mwh. Spanish plants have tried to mitigate the rise in prices with a great modulation, even paralyzing their activity during peak hours.

From November 2021, the Spanish government will provide up to 80% of the guarantees required by power generators for the signing of long-term contracts. The growing renewable generation in the coming years in Spain, causes Spain to have one of the most competitive energy futures prices in Europe in the medium and long term, so Ferroglobe is negotiating with several suppliers to sign a PPA contract, to ensure a competitive price of energy in Spain for the coming years.

In 2021, the energy market price in France followed the increasing trend as in the rest of European countries, reaching an all-time high in December 2021.  The difference with other European markets is that the French government has maintained the Arhen tariff in France, which allows energy consumers to have a fixed energy price linked to the nuclear tariff for 60% of their consumption. In the case of Ferroglobe, the rest of the energy was closed in 2021 with hedges at a price well below the pool price, which allowed us to have a very competitive final energy price in France and unlinked to the pool price.

In 2021, a high percentage of the energy consumption of our plant in Norway, is made through a long-term contract at a very competitive price, the rest of the consumption is made in the Nord pool, but the high renewable generation in Norway and especially in the area where our plant is located, makes the pool price the most competitive in Europe, and has not been affected by the rise in the price of gas.

In the United States, we attempt to enter into long term electric supply contracts that value our ability to interrupt load to achieve reasonable rates. Our power supply contracts have, in the past, resulted in stable price structures. In West Virginia, we have a contract with Brookfield Renewable Partners, LP to provide, on average, 45% of our power needs, from a dedicated hydro-electric facility, through December 2025 at a fixed rate. Our needs for non-hydroelectric power in West Virginia and Alabama are primarily sourced through special contracts that provide competitive rates.  In Ohio, electricity is sourced at market-based rates.

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

The level of power consumption of our submerged electric arc furnaces is highly dependent on which products are being produced and typically fall in the following ranges: (i) manganese based alloys require between 1.5 and 5.5 megawatt hours to produce one ton of product, (ii) silicon based alloys require between 7 and 8 megawatt hours to produce one ton of product and (iii) silicon metal requires approximately 12 megawatt hours to produce one ton of product. Accordingly, consistent access to low cost, reliable sources of electricity is essential to our business.

Mining Operations

Reserves

The Securities and Exchange Commission (“SEC”) amendments to its disclosure rules modernizing the mineral property disclosure requirements for mining registrants became effective on January 1, 2021. The amendments include the adoption of S-K 1300, which governs disclosure for mining registrants (the “SEC Mining Modernization Rules”). The SEC Mining Modernization Rules replaced the historical property disclosure requirements for mining registrants that were included in the SEC’s Industry Guide 7 and better align disclosure with international industry and regulatory practices.

A Mineral reserve is defined by S-K 1300 as an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted. A proven mineral reserve is the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource. A probable mineral reserve is the economically mineable part of an indicated and, in some cases, a measured mineral resource. Reserve estimates were made by independent third party consultants (qualified person), based primarily on dimensions revealed in outcrops, trenches, detailed sampling and drilling studies performed. For a probable mineral reserve, the qualified person’s confidence in the results obtained from the application of the modifying factors and in the estimates of tonnage and grade or quality is lower than what is sufficient for a classification as a proven mineral reserve, but is still sufficient to demonstrate that, at the time of reporting, extraction of the mineral reserve is economically viable under reasonable investment and market assumptions. For a proven mineral reserve, the qualified person has a high degree of confidence in the results obtained from the application of the modifying factors and in the estimates of tonnage and grade or quality. These estimates are reviewed and reassessed from time to time. Reserve estimates are based on various assumptions, and any material changes in these assumptions could have a material impact on the accuracy of Ferroglobe’s reserve estimates.

The following table sets forth summary information on Ferroglobe’s mines as of December 31, 2021.

			Annual	Production	Production	Production	Mining
Mine	Location	Mineral	capacity kt	in 2021 kt	in 2020 kt	in 2019 kt	Recovery
Sonia	Spain (Mañón)	Quartz	150	125	89	108	0,4
Esmeralda	Spain (Val do Dubra)	Quartz	50	25	19	27	0,4
Serrabal.	Spain (Vedra & Boqueixón)	Quartz	330	300	184	219	0,2
SamQuarz	South Africa (Delmas)	Quartzite	1,000	601	586	787	0,7
Mahale	South Africa (Limpopo)	Quartz	80	24	25	88	0,5
Roodepoort	South Africa (Limpopo)	Quartz	50	—	—	7	0,5
Fort Klipdam	South Africa (Limpopo)	Quartz	50	30	34	362	0,6
AS&G Meadows Pit	United States (Alabama)	Quartzite	300	242	257	257	0,4
			2,010	1,346	1,194	1,855

Mosely Gap	United States (Kentucky)	Coal (active)	400	—	—	—	0,7
Davis Creek	United States (Kentucky)	Coal (active)	240	3	3	—	0,7
Log Cabin No. 5	United States (Kentucky)	Coal (active)	168	156	156	—	0,6
Brick Plant	United States (Kentucky)	Coal (inactive)	200	—	—	—	0,7
Kimberly	United States (Kentucky)	Coal (inactive)	100	—	—	—	0,6
Bennett's Branch	United States (Kentucky)	Coal (inactive)	100	—	—	—	0,7
Bain Branch No. 3	United States (Kentucky)	Coal (inactive)	60	—	—	—	0,5
Harpes Creek 4A	United States (Kentucky)	Coal (inactive)	100	—	—	—	0,6
			1,368	159	159	—

	Proven	Probable
	reserves	reserves	Mining		Btus per		Expiry
Mine	Mt(1)	Mt(1)	Method	Reserve grade	lb.	Life(2)	date(3)
Sonia	1.71	0.8	Open-pit	Metallurgical	N/A	18	2069
Esmeralda	0.05	0.13	Open-pit	Metallurgical	N/A	7	2029
Serrabal.	3.37	1.6	Open-pit	Metallurgical	N/A	18	2038
SamQuarz	7.03	19.5	Open-pit	Metallurgical & Glass	N/A	37	2039
Mahale	—	3.0	Open-pit	Metallurgical	N/A	30	2035
Roodepoort	—	0.02	Open-pit	Metallurgical	N/A	1	2028
Fort Klipdam	—	1.0	Open-pit	Metallurgical	N/A	2	2021 (4)
AS&G Meadows Pit	3.20	—	Surface	Metallurgical	N/A	10	2027
	15.36	26.05

Mosely Gap	1.5	—	Surface	Metallurgical	14,000	4	2025
Davis Creek	0.5	—	Surface	Metallurgical	14,000	3	2023
Log Cabin No. 5	0.6	—	Underground	Metallurgical	14,000	3	2023
Brick Plant	0.4	—	Surface	Metallurgical	14,000	2	2023
Kimberly	0.5	—	Surface	Metallurgical	14,000	5	2026
Bennett's Branch	1.7	—	Underground	Metallurgical	14,000	15	2036
Bain Branch No. 3	3.6	2.9	Underground	Metallurgical	14,000	25	2042
Harpes Creek 4A	1.2	1.3	Underground	Metallurgical	14,000	12	2029
	10.00	4.20
(1)	The estimated recoverable proven and probable reserves represent the tons of product that can be used internally or sold to metallurgical or glass grade customers. The mining recovery is based on historical yields at each particular site. We estimate our permitted mining life based on the number of years we can sustain average production rates under current circumstances.
(2)	Current estimated mine life in years.
(3)	Expiry date of Ferroglobe’s mining concession.
(4)	The expiry date relates to last approved mining permit relating to an area within Fort Klipdam farm. The application for a new Mining Right has not yet been approved and the last mining permit has been submitted for a 1-year renewal period until end 2022.

Ferroglobe considers its Conchitina and Conchitina Segunda mines as a single mining project legally supported by the formation of Coto Minero, formally approved by the Mining Authority in March 2018. In addition, Ferroglobe currently holds all necessary permits to start production at its  Conchitina mines. Although Ferroglobe has not received formal approval from the Spanish Mining Authority over its 2022 Annual Mining Plan, we are not legally prevented from commencing mining operations in the area based on the fully-authorized 2021 Annual Mining Plan.

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

Ferroglobe has additional mining rights in Spain (Cristina and Merlán), but none of these mines are currently producing or undergoing mine development activities as the Spanish Mining Authority started cancelling mining rights for Merlán and Cristina in September 2015 and December 2017, respectively. The Spanish Mining Authority finished the cancellation process for our mining rights for Trasmonte. Ferroglobe does not consider certain Venezuelan mines to be mining assets (La Candelaria, El Manteco and El Merey) as the minerals are fully-depleted and because it will be difficult to obtain new mining rights at these locations given the current economic and political environment in Venezuela.

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

South African mining rights

Thaba Chueu Mining Delmas Operation

The SamQuarz mining rights were transferred from the original owners, Glass South Africa Holdings (Pty) Ltd and Samancor Limited, to SamQuarz (Pty) Ltd. (“SamQuarz”) in 1997. In 2009, the Minister of Mineral Resources converted the then existing SamQuarz mining rights into new order mining rights due to expire after 30 years in 2039. In 2012, FerroAtlántica acquired control of SamQuarz along with the mining rights. At the end of 2014, SamQuarz mining rights were transferred from SamQuarz to its sole shareholder, Thaba Chueu Mining (Pty) Ltd (“TCM”). During 2017, ownership of the properties currently mined in Delmas were transferred from SamQuarz to TCM. The total surface area covered by SamQuarz mine is 118.1 hectares. The mine supplies some rock to Ferroglobe South African smelters, but mainly Flint Sand to the total South African Glass Manufacturing Industry and other Metallurgical operations locally.

Mahale

Mahale is state-owned land, lawfully occupied by the Mahale community. Thaba Chueue Mining currently leases the land pursuant to an agreement with the Majeje Traditional Authority and runs mining operations on the area with mining rights owned by Thaba Chueue Mining and licensed to it. The latest mining right license was granted by the Department of Mineral Resources in December 2014 and registered at the mining titles deeds office in early 2016. The license is for a 20-year period and will expire in 2035. The total surface area covered by Mahale mine is 329.7 hectares. The lease agreement between Thaba Chueue Mining and the Majeje Traditional Authority will be in force for the entire duration of the mining right or as long as it is economically viable for the lessee to mine. Under the lease agreement, a monthly rent of ZAR 10 per Ton is paid to the lessor in the form of a Royalty. Mining volumes has reduced significantly at the Mahale mine through the stoppage of the Polokwane smelter in July 2019, but activities are continuing at minimum viable production volumes to supply the eMalahleni smelter with low alkaline quartz.

Roodepoort

The Roodepoort mining right is held by Ferroglobe’s subsidiary, Silicon Smelters (Pty.), Ltd. (“Silicon Smelters”), and will expire in 2028. In 2009, Silicon Smelters applied for a conversion of the mining right into a new mining right under the South African Mineral and Petroleum Resources Development Act (the “MPRDA”), which came into force in 2004. The new mining right has been granted and is valid for the continuation of our mining activities at the Roodeport mine until. Silicon Smelters is currently in the process of transferring this mining right to its mining subsidiary, Thaba Chueue Mining, in order that all licenses and permits in South Africa are held under this entity.

The total surface area covered by Roodepoort mine is 17.6 hectares. The mining area covers the cobble and block areas. The land in which Roodepoort mine is located is owned by Alpha Sand, which also conducts all mining operations as a contractor for Silicon Smelters. An agreement is in place whereby Alpha Sand operates the mine and Silicon Smelters purchases the quartz mined from Alpha Sand based on the quartz requirements of Silicon Smelters and at prices that are reviewed annually on the basis of increases in production costs and diesel fuel. The agreement with Alpha Sand will terminate at the expiry of the mining right or when it is no longer economically viable to mine quartz in the area. Mining activities were suspended in July 2019 when a decision was taken to stop production at the Polokwane smelter and agreement was reached with the authorities to suspend activities legally until such time when the silicon metal market recovers significantly in order to allow the restart of the Polokwane smelter. In the event that the smelter is not restarted in the near future, full rehabilitation operations must be engaged and approved by the DMRE.

Fort Klipdam

The land on which Fort Klipdam is located is owned by Silicon Smelters. The mining rights application filed by Silicon Smelters was rejected. Mining operations have been limited to mining permits that were approved for quartz mining, which includes block mine areas. As substantial block reserves have been established, a new application was launched in 2021 for a mining right and the current mining permit was extended to December 2022.

For further information regarding South African regulations applicable to mining concessions, as well as environmental and other regulations, see “—Laws and regulations applicable to Ferroglobe’s mining operations—South Africa.”

French mining rights

Soleyron

FerroPem, SAS, a subsidiary of Ferroglobe, owns 7.5 hectares of the overall Soleyron mine area. The Saint-Hippolyte de Montaigu Municipality owns the remaining 12.9 hectares. In February 2015, FerroPem, SA, entered into a lease and royalty agreement with the municipality, which is valid for five years. The effective date of the agreement and the relevant term coincide with the effective date and term of the prefectural authorization renewal, which was granted to FerroPem, SAS in March 2015. With the end of the reachable reserves, operation at the mine was terminated on December 2016 and no extension of the permit was requested. The lease and royalty agreement with the municipality was terminated on December 2016. Rehabilitation of the site is expected to be performed in 2022.

United States and Canadian mining rights

Coal

As of December 31, 2021, we had three active coal mines (two surface mines and one underground mine) located in Knox, Whitley and Bell County, Kentucky. We also had five inactive permitted coal mines available for extraction located in Kentucky and Alabama. All of our coal mines are leased and the remaining term of the leases range from 2 to 40 years. The majority of the coal production is consumed by the Company’s facilities in the production of silicon metal and silicon-based alloys. As of December 31, 2021, we estimate our proven and probable reserves to be approximately 14,200,000 tons with an average permitted life of approximately 35 years at present operating levels. Present operating levels are determined based on a three-year annual average production rate. Reserve estimates were made by our geologists, engineers and third parties based primarily on drilling studies performed. These estimates are reviewed and reassessed from time to time. Reserve estimates are based on various assumptions, and any material changes in these assumptions could have a material impact on the accuracy of our reserve estimates.

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

Customers and Markets

The following table details the breakdown of Ferroglobe’s revenues by geographic end market for the years ended December 31, 2021, 2020 and 2019.

	Year ended December 31,
($ thousands)	2021	2020	2019
United States of America	515,095	404,633	533,764
Europe
Spain	251,528	133,370	183,969
Germany	292,774	191,107	249,911
France	130,811	79,491	109,513
Italy	76,721	42,067	99,796
Other EU Countries	176,046	88,443	220,475
Total revenues in Europe	927,880	534,478	863,664
Rest of the World	335,933	205,323	217,794
Total	1,778,908	1,144,434	1,615,222

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

For the year ended December 31, 2021, Ferroglobe’s ten largest customers accounted for approximately 48.1% of Ferroglobe’s consolidated sales. During 2021, sales corresponding to Dow Silicones Corporation represented 12.2% of the Company’s sales. During the year ended December 31, 2020, Ferroglobe’s ten largest customers accounted for approximately 50.7% of Ferroglobe’s consolidated sales. During 2020, sales corresponding to Dow Silicones Corporation represented 13.2% of the Company’s sales.

For the year ended December 31, 2021, approximately 59% of our metallurgical segment sales were to customers in Europe, approximately 28% were to customers in the United States and approximately 13% were to the rest of the world.

Customer contracts

Our contracting strategy seeks to lock in significant revenue while remaining flexible to benefit from any price increases. Our silicon metal, manganese-based ferroalloys and silicon-based ferroalloys are typically sold under annual and quarterly contracts. Historically, we have targeted to contract approximately 50-65% of our silicon metal, manganese-based ferroalloys production and silicon-based ferroalloy production in the fourth quarter for the following calendar year. Typically, approximately 40% of contracted production have fixed prices whereas the other 60% are indexed to benchmarks.

The remaining balance of our silicon metal, manganese-based ferroalloys and our silicon based ferroalloy production are sold under quarterly contracts or on a spot basis. By selling on a spot basis, we are able to take advantage of premiums for prompt delivery. We believe that our diversified contract portfolio allows us to lock in a significant amount of revenues while also allowing us to remain flexible and benefit from unexpected price and demand upticks. Given current spot price and current market dynamics, we are looking to enter into contracts for 2022 with shorter terms in order to benefit from expected price increases.

Sales and Marketing Activities

Ferroglobe generally sells the majority of its silicon products under annual or longer term contracts for silicone producers, and mainly between one month to six months for aluminum producing customers. All contracts generally include a volume framework and price formula based on the spot market price and other elements, including production costs and premiums. Ferroglobe also makes spot sales to customers with whom it does not have a contract as well as through quarterly agreements at prices that generally reflect market spot prices. In addition, Ferroglobe sells certain high quality products at prices that are not directly correlated with the market prices for the metals or alloys from which they are composed.

With the exception of the manganese-based business, the vast majority of Ferroglobe’s products are sold directly by its own sales force located in Spain, France, the United States and Germany, as well as in all of the countries in which Ferroglobe operates. For the manganese-based business, Glencore and Ferroglobe operates under exclusive agency agreements for the marketing of Ferroglobe's manganese alloys products worldwide, and for the procurement of manganese ores to supply Ferrogloble’s plants.

Competition

The most significant competitive factor in the silicon metal, manganese and silicon based alloys and specialty metals markets is price. Other factors include consistency of the chemical and physical specifications over time and reliability of supply.

The silicon metal, manganese- and silicon-based alloys and specialty metals markets are highly competitive, global markets, in which suppliers are able to reach customers across different geographies, and in which local presence is generally a minor advantage. In the silicon metal market, Ferroglobe’s primary competitors include Chinese producers, which have production capacity that exceeds total global demand. Aside from Chinese producers, Ferroglobe’s competitors include Elkem, a Norwegian manufacturer of silicon metal, ferrosilicon, foundry products, silica fumes, carbon products and energy, Dow Chemical, an American company specializing, inter alia, in silicone and silicon-based technology, Rusal, a Russian company that is a leading global aluminum and silicon metal producer, Rima, a Brazilian silicon metal and ferrosilicon producer, Liasa and Minas Ligas, Brazilian producers of silicon, Wacker, a German chemical business which manufactures silicon, Simcoa Operations, an Australian company specializing in the production of silicon as well as several other smaller companies in Bosnia Herzegovina, Iceland, Germany, Malaysia, and Thailand.

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

In the silica fumes market, Ferroglobe’s main competitor is Elkem.

Ferroglobe strives to be a highly efficient, low cost producer, offering competitive pricing and engaging in manufacturing processes that capture most of its production by-products for reuse or resale. Additionally, through the vertical integration of its quartz mines in Spain, the United States, Canada and South Africa and its metallurgical coal mines in the United States, Ferroglobe has ensured access to some of the high quality raw materials that are essential in silicon metal, manganese- and silicon-based alloys and specialty metals production processes and has been able to gain a competitive advantage over some of its competitors because it has reduced the contribution of these raw materials to its cost base

Research and Development (R&D)

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

Under these laws, regulations and permits, Ferroglobe could also be held liable for any consequences arising out of an industrial incident, human exposure to hazardous substances or environmental damage that relates to Ferroglobe’s current or former operations or properties. Environmental, health and safety laws are likely to become more stringent in the future. Ferroglobe purchases insurance to cover these potential liabilities, but the costs of complying with current and future environmental, health and safety laws, and its liabilities arising from past or future releases of, or exposure to, hazardous substances, may exceed insured, budgeted or reserved amounts and adversely affect Ferroglobe’s business, results of operations and financial condition.

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

In June 2020, Globe Specialty Metals, Inc. (“GSM”) petitioned the U.S. Department of Commerce (“Commerce”) and the U.S. International Trade Commission (“ITC”) to stop silicon metal producers in Bosnia and Herzegovina, Iceland, Malaysia and Kazakhstan from selling dumped and unfairly subsidized silicon metal imports into the United States. These cases were successful, and in April 2021, Commerce issued formal antidumping orders on all imports from Bosnia and Herzegovina and Iceland, and a formal countervailing duty order on all imports from Kazakhstan.  A formal antidumping duty order was issued with respect to all imports from Malaysia in August 2021.  These orders will remain in place for at least five years.  Appeals of the Kazakhstan and Bosnia and Herzegovina determinations currently are pending before the United States Court of International Trade.  Additionally, in June 2020, the Russia antidumping duty order was renewed for another five years after Commerce and the ITC determined that revocation of the order would lead to continued or recurrent dumping and injury to the U.S. industry.  Similarly, in June 2018, the China antidumping duty order was renewed for an additional five years after the ITC and Commerce determined that revocation of the order on Chinese silicon metal imports would lead to continued or recurrent dumping and injury to the U.S. industry, respectively.

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

In the European Union, antidumping duties are in place covering silicon metal imports from China and ferrosilicon imports from China and Russia. In April 2019, the European Commission initiated a review to determine whether to maintain the antidumping measures in place for ferrosilicon.  In June 2020, and as a result of this proceeding, the European Commission renewed the orders on ferrosilicon from China and Russia for another five years. In 2021, the European Commission initiated a review to determine whether to maintain the antidumping measures in place for silicon metal. The final decision is expected by the end of June 2022.  Also, in October 2021, the European Commission created a new provisional antidumping duty for calcium silicon imports from China for 6 months. On March 23, 2022, the European Commission imposed definitive antidumping duties on calcium silicon imports from China for a 5-year period.

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

C.    Organizational structure.

The organizational structure remains as follows as of December 31, 2021:

For a list of subsidiaries and ownership structure see Note 2 in the Consolidated Financial Statements.

D.    Property, Plant and Equipment.

See “Item 4.B.—Information on the Company—Business Overview.”

ITEM 4A.     UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    Operating Results

Introduction

The following “management’s discussion and analysis” should be read in conjunction with the Consolidated Financial Statements of Ferroglobe as of  December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019, which are included in this annual report. This discussion includes forward-looking statements, which, although based on assumptions that Ferroglobe considers reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those expressed or implied by the forward-looking statements. See “Cautionary Statements Regarding Forward-Looking Statements.” For a discussion of risks and uncertainties facing Ferroglobe, see “Item 3.D.—Key Information—Risk Factors.”

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

Principal Factors Affecting Our Results of Operations

Sale prices

Ferroglobe’s operating performance is highly correlated to the demand for our products, market prices and cost to serve, in a global competitive environment. Ferroglobe follows a pricing policy aimed at maintaining balance between exposures to termed contracts, based on formula pricing, and exposure to the spot market. This approach allows Ferroglobe to remain flexible in adjusting its production and sales footprint depending on changing market conditions, which traditionally have been volatile.  However, going into 2021 the Company had a higher weighting towards fixed priced contracts, particularly in silicon metal, given the demand uncertainty created by COVID-19.  This capped our ability to realize the increase in market prices during in 2021.  These contracts expired at the end of 2021, resulting in a resetting of pricing at current market levels, per the underlying indices, at the beginning of 2022.

During 2021, demand across our segments was positively impacted due to the re-filling of value chains to pre-COVID levels and a recovery in the market demand across our core need markets.  Furthermore, disruptions along the global chain, coupled with supply curtailments in China impacted global supply for our products.  Collectively these factors resulted in steady market price increases for our products throughout 2021.

Silicon metal pricing appreciated steady throughout 2021, with a pronounced uptick in the second half, due to premiums placed on supply security into key sectors, like chemicals, along with increased demand in the aluminum and other commodity sectors.

Historically, manganese-based alloy prices have shown a significant correlation with the price of manganese ore, but from 2018 up to middle 2020, the correlation was disrupted, causing a margin squeeze for Ferroglobe as a non-integrated producer. Since 2020, alloy pricing spreads over ore have recovered. In 2021, further improvements in the spread of ore continue to increase due to the recovery in steel demand. We anticipate these improved dynamics to hold in 2022, driven by stable demand in the European steel sector and the supply availability of manganese ore.

Our ferrosilicon business pricing improved throughout 2021 from the historical lows of 2020. We expect these dynamics to sustain in 2022, supported by demand for steel industry, stimulated by the construction and auto sectors.

Cost of raw materials

The main raw materials sourced by Ferroglobe are quartz, manganese ore, coal, metallurgical coke, wood and charcoal. Manganese ore is the largest component of the cost base for manganese-based alloys. In 2021, more than 27% of Ferroglobe’s total $133.48 million expense with respect to manganese ore fell under an annual commitment, whilst the remaining was purchased on spot basis. Special coal is used as a major carbon reductant in silicon-based alloy production. In 2021, coal represented a $137.4 million expense for Ferroglobe. Metallurgical coke, which is used for Mn Alloys production, represented a total purchase volume of $47.5 million in 2021. Wood is both an important element for the production of silicon alloys and used to produce charcoal, which is used as a carbon reductant at Ferroglobe’s South African subsidiary Silicon Smelters (Pty.), Ltd. Ferroglobe’s wood expense amounted to $36.8 million in 2021. The Grupo FerroAtlántica subsidiaries of Ferroglobe source approximately  62% of their quartz needs from FerroAtlántica’s mines in Spain and South Africa, and Globe subsidiaries source approximately 75% of their quartz needs from Globe’s mines in the United States and Canada. Total quartz consumption in 2021 represented an expense of $ 87.8 million.

Power

Power constitutes one of the single largest expenses for most of Ferroglobe’s products. Ferroglobe focuses on minimizing energy prices and unit consumption throughout its operations by concentrating its silicon and manganese-based alloy production during periods when energy prices are lower. In 2021, Ferroglobe’s total power consumption was 7,358 gigawatt-hours, with power contracts that vary across its operations.

In Spain and France, FerroAtlántica receives a rebate on a portion of its energy costs in exchange for an agreement to interrupt production, and thus power usage, upon request. FerroAtlántica is negotiating to obtain power contracts to partly hedge risks related to energy price volatility in Spain.

In Spain, the compensations for production interruption were eliminated in 2021. The plants continue to receive compensation for indirect CO2 costs, as in the rest of Europe. We are in active discussions with potential Spanish energy partners to enter into power purchase agreements to cover a portion of our needs during the coming years.

In France, FerroPem S.A.S. has traditionally had access to relatively low power prices, as it benefited from Electricité de France’s green tariff (“Tarif Vert”), and a discount thereon. The green tariffs expired at the end of 2015 and Ferroglobe has negotiated supply contracts based on ARENH (historical nuclear energy at fixed price) and market prices with two suppliers for years 2016 to 2019 and is currently negotiating long-term supply contracts with suppliers in the market place. A new contract based on ARENH and market covers 2020 to 2022. See also “Item 7.—Major Shareholders and Related Party Transactions—Related Party Transactions”. Regulation enacted in 2015 enables FerroPem S.A.S. to benefit from reduced tariffs resulting from its agreeing to interrupt production and respond to surges in demand, as well as receiving compensation for indirect CO2 costs under the EU Emission Trading System (ETS) regulation. These arrangements allow FerroPem S.A.S. to operate competitively on a 12-month basis, but also concentrate production during periods when energy prices are lower if needed.

In the United States, we attempt to enter into long-term electric supply contracts that value our ability to interrupt load to achieve reasonable rates.  Our power supply contracts have, in the past, resulted in stable price structures.  In West Virginia, we have a contract with Brookfield Renewable Power to provide, on average, 45% of our power needs, from a dedicated hydro-electric facility, through December 2025 at a fixed rate. Our power needs for the non-hydroelectric component of West Virginia, Ohio, and Alabama are primarily sourced through special contracts that provide competitive rates whereas a portion of the power is also priced at market rates.

In South Africa, we have an “evergreen” supply agreement with Eskom, the parastatal electricity supplier, for our Polokwane, eMalahleni, Newcastle (Siltech) and Thaba Chueu mining plants. Eskom’s energy prices are regulated by the National Energy Regulator (NERSA) and price increases are publicly announced in advance. Operational smelters in South Africa were operating on normal tariffs for the year 2020, with eMalahleni participating in a curtailment program. The Polokwane and Newcastle smelters remained in care & maintenance for the full year. In eMalahleni, focus remained on ferrosilicon production. Profitability was good with positive EBITDA figures for this plant, despite the impact of the COVID-19 pandemic. The eMalahleni plant continued to participate in an interruptibility program where curtailments for power to Eskom is compensated on an hourly basis. This effectively has a positive contribution to the overall price paid for electricity. In addition, emphasis is placed to produce maximum products during summer months when power is cheaper and to reduce production over winter periods (June, July and August), to a minimum. Production during winter evening Peak Hours is also limited if there is no curtailment programmed.

Independent power production from private power producers increased during 2021 and assisted with the supply of the power demand within the country, this is expected to continue growing over the next years in order to counter Load Shedding Events due to insufficient supply from the governmental producer, Eskom. Discussions are continuing between Mining & Industry and Government for the implementation of an industrial tariff that must be beneficial for local beneficiation.

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

Regulatory changes

See “Item 4.B.—Business Overview—Regulatory Matters.”

Results of Operations — Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

	Year ended December 31,
($ thousands)	2021	2020
Sales	1,778,908	1,144,434
Raw materials and energy consumption for production	(1,184,896)	(835,486)
Other operating income	110,085	33,627
Staff costs	(280,917)	(214,782)
Other operating expense	(296,809)	(132,059)
Depreciation and amortization charges, operating allowances and write-downs	(97,328)	(108,189)
Impairment (loss) gain	137	(73,344)
Net gain due to changes in the value of assets	758	158
Gain on disposal of non-current assets	1,386	1,292
Other (loss) gain	62	(1)
Operating profit (loss)	31,386	(184,350)
Finance income	253	177
Finance costs	(149,189)	(66,968)
Financial derivative gain	—	3,168
Exchange differences	(2,386)	25,553
(Loss) before tax	(119,936)	(222,420)
Income tax (expense) benefit	4,562	(21,939)
(Loss) for the year from continuing operations	(115,374)	(244,359)
(Loss) for the year from discontinued operations	—	(5,399)
(Loss) for the year	(115,374)	(249,758)
Loss attributable to non-controlling interests	(4,750)	(3,419)
(Loss) attributable to the Parent	(110,624)	(246,339)

Sales

Sales increased $634,474 thousand, or 55.4%, from $1,144,434 thousand for the year ended December 31, 2020 to $1,778,908 thousand for the year ended December 31, 2021. The increase in sales is attributed to the increase in volumes and average realised price across all our products portfolio.

Sales volume increased across all major products. Silicon metal sales volume increased 22.5% and average selling prices of silicon metal increased by 12.4% to $2,511/MT in 2021, as compared to $2,234/MT in 2020.  Total shipments of silicon metal increased primarily as a result of continued strength in chemicals and to a lesser extent, the aluminum market in Europe which continues to lag due to continued supply chain issues.  Overall tightness in the market, attributable to strong end market demand and ongoing reforms in China, propelled U.S. and European index prices to unprecedented levels mainly during the fourth quarter.

Silicon-Based Alloys sales volume increased 21.3% and average selling prices increased by 35.8% to $2,058/MT in 2021, as compared to $1,899/MT in 2020. Total shipments increased due to the continued recovery in global steel production.  Strong demand for ferrosilicon, coupled with low levels of inventory, sent the index higher in the US and Europe, contributing significantly to the increase in average realized prices across silicon-based alloy.

Manganese-Based Alloys sales volume increased 20.2% and average selling prices increased by 46% to $1,492/MT in 2021, as compared to $1,022/MT in 2020. Total shipments increased due to continued recovery in global steel production, and some seasonal spillover of orders.

Raw Materials and energy consumption for production

Raw Materials and energy consumption for production increased $349,410 thousand, or 41.8%, from $835,486 thousand for the year ended December 31, 2020 to $1,184,896 thousand for the year ended December 31, 2021, primarily due to an increase in sales volumes across all three product categories. For the full year 2021, raw materials and energy consumption for production as a percentage of sales was 66.6%, compared to 73.0% during full year 2020. In addition to the increase in sales, the improvement in the Raw Materials and energy consumption for production was primarily driven by improved utilization of our asset base, reallocation of orders to optimize economics, stronger operational performance at the furnace level, and continued cost cutting.

Other operating income

Other operating income increased $76,458 thousand, or 227.4%, from $33,627 thousand for the year ended December 31, 2020 to $110,085 thousand for the year ended December 31, 2021, mainly due to CO2 emissions allowances (“rights held emit greenhouse gasses”).  The Company has recognized emission rights (allowances) received at market value.  Market value of the allowances has increased 130.5% from $39.3/allowance for the year ended December 31, 2020 to $90.6/allowance as of December 31, 2021.

Staff costs

Staff costs increased $66,135 thousand, or 30.8%, from $214,782 thousand for the year ended December 31, 2020 to $280,917 thousand for the year ended December 31, 2021. This increase is mainly due to the recording of the restructuring provision in Spain and France amounting $27,367 thousand and higher variable consideration driven by the improved results in 2021 compared to 2020.

Other operating expense

Other operating expense increased $164,750 thousand, or 124.7%, from $132,059 thousand for the year ended December 31, 2020 to $296,809 thousand for the year ended December 31, 2021, mainly due to CO2 emissions. As the Company emits CO2, it recognizes a provision for its obligation to deliver the CO2 allowances at the end of the compliance period. The provision is remeasured at the end of each reporting period at market value. Market value of the allowances increased 130.4% from $39.3/allowance for the year ended December 31, 2020 to $90.6/allowance as of December 31, 2021.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs decreased $10,861 thousand or 10.0%, from $108,189 thousand for the year ended December 31, 2020 to $97,328 thousand for the year ended December 31, 2021. The decrease in depreciation is driven by a relevant number of the assets becoming fully depreciated.

Impairment (loss) gain

Impairment losses decreased $73,481 thousand, or 100.2%, from a loss of $73,344 thousand for the year ended December 31, 2020 to a gain of $137 thousand for the year ended December 31, 2021. In 2020, the Company recognized an impairment of $73,344 thousand in relation to; our idled capacity at the Niagara facilities in the United States $35,685 thousand, at the Polokwane facility in South Africa $8,677 thousand, at Château Feuillet facility in Europe $17,941 thousand and an impairment of $11,041 thousand in relation to our solar-grade silicon metal project in Puertollano, Spain. In 2021, the Company has recorded a reversal of the impairment recorded at Polokwane facilities, amounting $2,681 thousand, an additional impairment at Château Feuillet facility, amounting $441 thousand, an impairment in relation to our quartz mine in Mauritania amounting $1,726 thousand.

Net loss (gain) due to changes in the value of assets

In 2021, the Company had a net gain of $758 thousand in the value of assets attributable to a higher valuation of shares in Pampa Energy in Argentina. This compares to a net loss of $158 thousand in 2020.

Loss (gain) on disposal of non-current assets

The gain on disposal of non-current assets of $1,386 thousand for the year ended December 31, 2021 relates to the sale of the Niagara plant (fully impairment as of December 31, 2020) and certain assets in France.

Finance income

Finance income increased $76 thousand, or 42.9%, from $177 thousand for the year ended December 31, 2020 to $253 thousand for the year ended December 31, 2021. The increase is driven by the higher earnings in our collateral account balance held by the South African subsidiary.

Finance costs

Finance costs increased $82,221 thousand, or 122.7%, from $66,968 thousand for the year ended December 31, 2020 to $149,189 thousand for the year ended December 31, 2021. The increase is due to the accounting charge relating to the Senior Notes refinancing, amounting $90.8 million.

For accounting purposes the refinancing of the Senior Notes have been considered a debt extinguishment. As a consequence:

(i) The accounting rules do not allow to capitalize the fees incurred in the exchange of the notes, amounting to $31.7 million

(ii) Similarly to the transaction fees, the shares issued to the bondholders and the work fee were recognized as a one-off expense, amounting $51.6 million at market value.

(iii) In the case of an extinguishment, any outstanding upfront fees that had been capitalized at the issuance of the original notes needs to be recycled through profit and loss, this amounted $1 million. Additionally, as a result of the refinancing, the gross carrying amount of the amortized cost of the Reinstated Notes has been adjusted to reflect actual and revised estimated contractual cash flows. The gross carrying amount of the Reinstated Notes has been recalculated as the present value of the estimated future contractual cash flows that are discounted at the effective interest rate of 9.096%. The adjustment amounts to $6,462 and it was recognized as an expense in the income statement. After the exchange the Senior notes were accounted under the amortized cost method.

The transaction fees incurred in the issuance of the Super Senior Notes have been capitalized as required by the accounting rules (IFRS).

Financial derivative gain

Gains on financial derivatives declined from $3,168 thousand in 2020 to $0 in 2021. The currency swap hedging the senior unsecured bonds was cancelled in 2020.

Exchange differences

Exchange differences decreased $27,937 thousand, from income of $25,553 thousand for the year ended December 31, 2020 to a loss of $2,386 thousand for the year ended December 31, 2021, primarily due to the exchange rate between the Euro and the U.S. Dollar.

Income tax (expense) benefit

Income tax expense variation amounting by $26,501 thousand, or 120.8%, from an income tax expense of $21,939 thousand for the year ended December 31, 2020 to an income tax benefit of $4,562 thousand for the year ended December 31, 2021. The variance is mainly due to the tax assets recorded in 2021 relating to a carryback credit of $ 6,408 thousand in our French subsidiary. In France, when a company incurs a loss during a given fiscal year, they may carry it back to reduce the tax liability of the immediately previous fiscal year. This generates a deferred tax asset that can be offset against the corporate income tax for the following five fiscal years or claimed to the French Treasury at the end of that period.

Profit (loss) for the year from discontinued operations

The result from discontinued operations decreased from $5,399 thousand in 2020 to $0 in 2021, due to the adjustment of the sales price of assets in Spain registered in 2020.

Segment operations

In 2021, the company revised its operating segments to reflect the way its chief operating decision maker (“CODM”) is currently managing and viewing the business.

Operating segments are based upon the Company’s management reporting structure. As such, we report our results in accordance with the following segments since 2021:

●	North America – Silicon
●	Europe – Manganese
●	Europe – Silicon
●	South Africa – Silicon
●	Other segments

North America - Silicon

	Year ended December 31,
($ thousands)	2021	2020
Sales	524,808	425,277
Raw materials and energy consumption for production	(323,316)	(280,858)
Other operating income	5,385	2,916
Staff costs	(82,463)	(73,988)
Other operating expense	(43,070)	(34,315)
Depreciation and amortization charges, operating allowances and write-downs	(55,770)	(61,664)
Impairment (loss) gain	—	(35,685)
(Loss) gain on disposal of non-current assets	394	(869)
Operating profit (loss)	25,968	(59,186)

Sales

Sales increased $99,531 thousand, or 23.4%, from $425,277 thousand for the year ended December 31, 2020 to $524,808 thousand for the year ended December 31, 2021.The increase in sales is attributed toan increase in the average realized price, resulting from a combination of higher market prices,  and a different product and customer mix. Additionally, there was an increase in volumes resulting from strong customer demand.

Raw Materials and energy consumption for production

Raw Materials and energy consumption increased $42,458 thousand, or 15.1%, from $280,858 thousand for the year ended December 31, 2020 to $323,316 thousand for the year ended December 31, 2021. The increase is consequence of the increase in sale volumes.

Other operating income

Other operating income increased $2,469 thousand, or 84.6%, from $2,916 thousand for the year ended December 31, 2020 to $5,385 thousand for the year ended December 31, 2021, mainly due to the gain on the CO2 emission rights regulatory period settlement for Canada, and the increase in scrap sales.

Staff costs

Staff costs increased $8,475 thousand, or 11.5%, from $73,988 thousand for the year ended December 31, 2020 to $82,463 thousand for the year ended December 31, 2021. The increase is primarly due to a higher number of employees on payroll in 2021,  needed for the increase in production, adjustments to the Pension Plan as part of the buyout in 2021, and higher employee health insurance claims.

Other operating expense

Other operating expense increased $8,755 thousand, or 25.5%, from $34,315 thousand for the year ended December 31, 2020 to $43,070 thousand for the year ended December 31, 2021. This increase is attributable mainly to higher freight cost due to the higher sales volume; an increase in the property and liability insurance premium; and an increase in the royalty rate for the Right Fork surface mine royalty agreement.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs decreased $5,894 thousand, or 9.6%, from $61,664 thousand for the year ended December 31, 2020 to $55,770 thousand for the year ended December 31, 2021, mainly due to the impairment of the Niagara plant write-off in 2020.

Impairment (loss) gain

There were no impairment losses for the year ended December 31, 2021. During the year ended December 2020, the Company recognised an impairment charge of $35,685 thousand related to the permanent shutdown of the Niagara plant.

Gain on disposal of non-current assets

The gain on disposal of non-current assets relates mainly to the disposal of fixed assets at Niagara.

Europe - Manganese

	Year ended December 31,
($ thousands)	2021	2020
Sales	476,287	240,142
Raw materials and energy consumption for production	(326,257)	(204,063)
Other operating income	34,142	9,199
Staff costs	(33,696)	(28,337)
Other operating expense	(105,290)	(33,884)
Depreciation and amortization charges, operating allowances and write-downs	(18,634)	(19,086)
Impairment (loss) gain	(376)	305
Gain on disposal of non-current assets	—	1,154
Other gain	—	4
Operating profit (loss)	26,176	(34,566)

Sales

Sales increased $236,145 thousand or 98.3%, from $240,142 thousand for the year ended December 31, 2020 to $476,287 thousand for the year ended December 31, 2021, mainly due to the increase of 20.2% in both domestic sales and exports. In addition, the increase of 46% in the average price has contributed to this increase in sales for the year.

Raw Materials and energy consumption for production

Raw Materials and energy consumption increased $122,194 thousand, or 59.9%, from $204,063 thousand for the year ended December 31, 2020 to $326,257 thousand for the year ended December 31, 2021. Raw Materials and energy consumption for production increased with the increase in overall volumes, as well as consequence of higher raw material costs and higher energy prices.

Other operating income

Other operating income increased $24,943 thousand, or 271.1%, from $9,199 thousand for the year ended December 31, 2020 to $34,142 thousand for the year ended December 31, 2021, primarily attributable to the freely granted CO2 emission rights . These rights are remeasured at the end of each reporting period at market value until there is a confirmation on the rights being granted by each government, in that moment the accounting value of the rights are fixed and are not remeasured anymore. Market value of the allowances has increased 130.4% from $39.3/allowance for the year ended December 31, 2020 to $90.6/allowance as of December 31, 2021.

Staff costs

Staff costs increased $5,359 thousand or 18.9%, from $28,337 thousand for the year ended December 31, 2020 to $33,696 thousand for the year ended December 31, 2021. This increase is mainly due to the recognition of the restructuring costs in Spain and a higher variable consideration driven by the improved results in 2021 compared to 2020.

Other operating expense

Other operating expense increased $71,406 thousand, or 210.7%, from $33,884 thousand for the year ended December 31, 2020 to $105,290 thousand for the year ended December 31, 2021, primarily attributable to the freely granted CO2 emission rights. As commented in the Other operating income section the market value of the allowances has increased significantly in 2021.

Depreciation and amortization charges, operating allowances and write downs

Depreciation and amortization charges, operating provisions and write-downs decreased $452 thousand, or 2.4%, from $19,086 thousand for the year ended 31 December 2020 to $18,634 thousand for the year ended 31 December 2021, due to the increase in the number of assets fully depreciated.

Impairment (loss) gain

Impairment gain decreased by $681 thousand, or 223.3%, from a gain of  $305 thousand for the year ended 31 December 2020 to a loss of $376 thousand for the year ended 31 2021.

Gain (loss) on disposal of non-current assets

The amount reflected during the year ended 31 December 2020 driven by the sale of excess CO2 rights.

Europe – Silicon

	Year ended December 31,
($ thousands)	2021	2020
Sales	665,337	467,728
Raw materials and energy consumption for production	(473,884)	(369,130)
Other operating income	65,752	25,049
Staff costs	(120,287)	(84,300)
Other operating expense	(128,755)	(51,812)
Depreciation and amortization charges, operating allowances and write-downs	(16,852)	(19,252)
Impairment (loss) gain	(441)	(17,941)
Gain on disposal of non-current assets	1,029	1,002
Other (loss)	(1)	—
Operating (loss)	(8,102)	(48,656)

Sales

Sales increased $197,629 thousand or 42.3%, from $467,728 thousand for the year ended December 31, 2020 to $665,337 thousand for the year ended December 31, 2021, mainly due to the increase of 22.5% in both domestic sales and exports. In addition, the increase of 12.4% in the average price has contributed to this increase in sales for the year.

Raw Materials and energy consumption for production

Raw Materials and energy consumption increased $104,754 thousand, or 28.4%, from $369,130 thousand for the year ended December 31, 2020 to $473,884 thousand for the year ended December 31, 2021. Raw Materials and energy consumption for production increased with the increase in overall volumes, as well as consequence of higher raw material costs.

Other operating income

Other operating income increased $40,703 thousand, or 162.5%, from $25,049 thousand for the year ended December 31, 2020 to $65,752 thousand for the year ended December 31, 2021, primarily attributable to the freely granted CO2 emission rights. These rights are remeasured at the end of each reporting period at market value until there is a confirmation on the rights being granted by each government, in that moment the accounting value of the rights are fixed and are not remeasured anymore. Market value of the allowances has increased 130.4% from $39.3/allowance for the year ended December 31, 2020 to $90.6/allowance as of December 31, 2021.

Staff costs

Staff costs increased $35,987 thousand or 42.7%, from $84,300 thousand for the year ended December 31, 2020 to $120,287 thousand for the year ended December 31, 2021. This increase is mainly due to the recognition of the restructuring provision in France amounting $23,798 thousand and a higher variable consideration driven by the improved results in 2021 compared to 2020.

Other operating expense

Other operating expense increased $76,943 thousand, or 148.5%, from $51,812 thousand for the year ended December 31, 2020 to $128,755 thousand for the year ended December 31, 2021, primarily attributable to the freely granted CO2 emission rights. As commented in the Other operating income section the market value of the allowances has increased significantly in 2021.

Depreciation and amortization charges, operating allowances and write downs

Depreciation and amortization charges, operating provisions and write-downs decreased $2,400 thousand, or 12.5%, from $19,252 thousand for the year ended 31 December 2020 to $16,852 thousand for the year ended 31 December 2021, due to the increase in the number of assets fully depreciated.

Impairment (loss) gain

Impairment loss decreased by $17,500 thousand, or 97.5%, from a loss of  $17,941 thousand for the year ended 31 December 2020 to a loss of $441 thousand for the year ended 31 2021. During the year ended 31 December 2020, the Company recognized an impairment of $17,941 thousand at Château Feuillet facility in France.

Gain (loss) on disposal of non-current assets

Gain (loss) on disposal of non-current assets increased $27 thousand, or 2.7%, from a gain of $1,002 thousand for the year ended December 31, 2020 to $1,029 thousand for the year ended 31 December 2021, driven by the disposal of buildings at our Château Feuillet facility in France.

South Africa – Silicon

	Year ended December 31,
($ thousands)	2021	2020
Sales	117,195	80,572
Raw materials and energy consumption for production	(76,617)	(56,062)
Other operating income	763	131
Staff costs	(13,268)	(11,013)
Other operating expense	(13,256)	(14,098)
Depreciation and amortization charges, operating allowances and write-downs	(5,081)	(7,141)
Impairment (loss)	2,684	(8,677)
Operating profit (loss)	12,420	(16,288)

Sales

Sales increased $36,623 thousand, or 45.5%, from $80,572 thousand for the year ended December 31, 2020 to $117,195 thousand for the year ended December 31, 2021. Our sales in South Africa were positively impacted by improved demand and market conditions, increasing both average price and sales volumes. Also, this increase translates into the recovery of sales after having gone through the impact of Covid-19 in 2020.

Raw Materials and energy consumption for production

Raw Materials and energy consumption for increased $20,555 thousand, or 36.7%, from $56,062 thousand for the year ended December 31, 2020 to $76,617 thousand for the year ended December 31, 2021. Such variation is attributed to the increase in the electricity price as well as the improvement in sales tonnage.

Other operating income

Other operating income increased $632 thousand, or 482.4%, from $131 thousand for the year ended December 31, 2020 to $763 thousand for the year ended December 31, 2021, mainly , due to all sundry sales from the idle Polokwane plant reported in other income.

Staff costs

Staff costs increased $2,255 thousand, or 20.5%, from $11,013 thousand for the year ended December 31, 2020 to $13,268 thousand for the year ended December 31, 2021. The increase in staff cost is primarily due to an inflationary adjustment made in 2021, and the incentive bonus accrued as of December 31, 2021.

Other operating expense

Other operating expense decreased $842 thousand, or 6.0%, from $14,098 thousand for the year ended December 31, 2020 to $13,256 thousand for the year ended December 31, 2021, primarily due to the recovery of operating, selling and administrative expenses assumed in the 2020 financial year following the closure of the Polokwane facility in August 2019.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs decreased $2,060 thousand, or 28.8%, from $7,141 thousand for the year ended December 31, 2020 to $5,081 thousand for the year ended December 31, 2021. The impairment of the Polokwane plant at the end of 2020 resulted in a lower depreciation charge at the end of 2021.

Impairment (loss) gain

Impairment losses decreased $11,361 thousand, or 130.9%, from a loss of $8,677 thousand for the year ended December 31, 2020 to a gain of $2,684 thousand for the year ended December 31, 2021. This effect is due to the partial reversal of the 2020 impairment in the year ended December 2021.

Other segments

	Year ended December 31,
($ thousands)	2021	2020
Sales	43,568	25,334
Raw materials and energy consumption for production	(33,445)	(19,518)
Other operating income	49,901	24,587
Staff costs	(31,203)	(17,144)
Other operating expense	(51,960)	(26,679)
Depreciation and amortization charges, operating allowances and write-downs	(991)	(1,046)
Impairment (loss)	(1,730)	(11,346)
Net gain due to changes in the value of assets	758	158
(Loss) gain on disposal of non-current assets	(37)	5
Other gain (loss)	63	(5)
Operating (loss)	(25,076)	(25,654)

Sales

Sales increased $18,234 thousand, or 72.0%, from $25,334 thousand for the year ended December 31, 2020 to $43,568 for the year ended December 31, 2021, mainly due to an increase in demand and prices for all our products due to supply constraints from Europe and Asia. Also, sales are increased by the restart of the second furnace in our plant in Argentna.

Raw Materials and energy consumption for production

Raw Materials and energy consumption for production increased $13,927 thousand, or 71.4%, from $19,518 thousand for the year ended December 31, 2020 to $33,445 thousand for the year ended December 31, 2021, mainly due to increases in sales volumes. This increase is also due to an increase in the power tariff, and price increases in both local and imported raw materials.

Other operating income

Other operating income increased $25,314 thousand, or 103.1%, from $24,587 thousand for the year ended December 31, 2020 to $49,901 thousand for the year ended December 31, 2021, primarily due to intercompany charges and a provision reversal.

Staff costs

Staff costs increased $14,059 thousand, or 82%, from $17,144 thousand for the year ended December 31, 2020 to $31,203 thousand for the year ended December 31, 2021, primarily due to higher personnel needed on the reastart of the second furnace in Argentina. The increase was also attributable to wage adjustments in 2021, and a higher variable consideration driven by the improved results in 2021 compared to 2020.

Other operating expense

Other operating expense increased $25,281 thousand, or 94.8%, from $26,679 thousand for the year ended December 31, 2020 to $51,960 for the year ended December 31, 2021, primarily due to intercompany charges.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs decreased $55 thousand, or 5.3%, from $1,046 thousand for the year ended December 31, 2020 to $991 thousand for the year ended December 31, 2021.

Impairment (loss) gain

Impairment losses decreases $9,616 or 84.8%, from $11,346 thousand for the year ended 31 December 2020 to $1,730 thousand for the year ended 31 December 2021, mainly due to impaired intercompany loans. These items are eliminated in the consolidation adjustments column. During 2021 the Company registered an impairment related to quarz mine in Mauritania amounting $1,726 thousand.

Net (loss) gain due to changes in the value of assets

The gain due to changes in the value of assets in 2021 is mainly due to the increase in the valuation of Pampa Energy shares in Argentina.

(Loss) gain on disposal of non-current assets

Disposal of non-current assets decreased by $42 thousand, or 825.7%, from a gain of $5 thousand for the year ended 31 December 2020 to a loss of $37 thousand for the year ended 31 December 2021, mainly due to the loss on the sale of fixed assets of the Puertollano plant.

Other gains and losses

Other gains and losses increased $63 thounsand, or 100%. This increase is due to obtaining a subsidy from the Mendoza provincial government to finance working capital at Globe Metales, S.A.

Results of Operations — Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

	Year ended December 31,
($ thousands)	2020	2019
Sales	1,144,434	1,615,222
Raw materials and energy consumption for production	(835,486)	(1,214,397)
Other operating income	33,627	54,213
Staff costs	(214,782)	(285,029)
Other operating expense	(132,059)	(225,705)
Depreciation and amortization charges, operating allowances and write-downs	(108,189)	(120,194)
Impairment loss	(73,344)	(175,899)
Net (loss) gain due to changes in the value of assets	158	(1,574)
(Loss) gain on disposal of non-current assets	1,292	(2,223)
Other losses	(1)	—
Operating profit (loss)	(184,350)	(355,586)
Finance income	177	1,380
Finance costs	(66,968)	(63,225)
Financial derivative gain	3,168	2,729
Exchange differences	25,553	2,884
(Loss) before tax	(222,420)	(411,818)
Income tax (expense) benefit	(21,939)	41,541
(Loss) for the year from continuing operations	(244,359)	(370,277)
(Loss) profit for the year from discontinued operations	(5,399)	84,637
(Loss) for the year	(249,758)	(285,640)
Loss attributable to non-controlling interests	(3,419)	(5,039)
(Loss) attributable to the Parent	(246,339)	(280,601)

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

Raw Materials and energy consumption for production

Raw Materials and energy consumption for production decreased $378,911 thousand, or 35%, from $1,214,397 thousand for the year ended December 31, 2019 to $835,486 thousand for the year ended December 31, 2020, primarily due to a decrease in sales volumes, in silicon metal and manganese alloys, as well as lower unit costs for many of our key inputs.

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

Impairment (loss) gain

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

Net (loss) gain due to changes in the value of assets

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

Income tax (expense) benefit

Income tax expense $63,480 thousand, or 152.8%, from an income tax benefit of $41,541 thousand for the year ended December 31, 2019. The decrease in 2020 is attributable to derecognition of deferred tax in Spain, France and Argentina.

Profit (loss) for the year from discontinued operations

Profit from discontinued operations decreased $90,036 thousand, or 106.4%, from an income of $84,637 thousand for the year ended December 31, 2019 to a loss of $5,399 thousand for the year ended December 31, 2020, mainly due the adjustment registered on the Spain sale price in 2019.

Segment operations

Our operating segments has been revised in 2021 to reflect the way its chief operating decision maker (“CODM”) is currently managing and viewing the business. Accordingly, the results of 2020 and 2019 have been restated to report results according to the operating segments revised in 2021.

As such, we report our results in accordance with the following segments:

●	North America – Silicon
●	Europe – Manganese
●	Europe – Silicon
●	South Africa – Silicon
●	Other segments

North America - Silicon

	Year ended December 31,
($ thousands)	2020	2019
Sales	425,277	551,500
Raw materials and energy consumption for production	(280,858)	(366,711)
Other operating income	2,916	10,418
Staff costs	(73,988)	(87,954)
Other operating expense	(34,315)	(60,105)
Depreciation and amortization charges, operating allowances and write-downs	(61,664)	(72,251)
Impairment (loss)	(35,685)	(174,013)
Loss on disposal of non-current assets	(869)	(1,601)
Operating (loss)	(59,186)	(200,717)

Sales

Sales decreased $126,223 thousand, or 22.9%, from $551,500 thousand for the year ended December 31, 2019 to $425,277 thousand for the year ended December 31, 2020, primarily due to a 15% decrease in the average selling price of silicon metal and a 72% decrease in sales volumes of silicon metal.

For the silicon-based alloys (calcium silicon, magnesium ferrosilicon, and different grades of ferrosilicon) portion of the business in North America, there was a 8% decrease in the average selling price, mainly due to decreased sales of ferrosilicon (FeSi 75%) in 2020, as well as a 31% decrease in sales volume across other siliconbased alloys. During 2020, we also reduced the sales of manganese based alloys into North America due to a weakening steel market and reduction in profitability.

Raw Materials and energy consumption for production

Raw Materials and energy consumption for production decreased $85,853 thousand, or 23.4%, from $366,711 thousand for the year ended December 31, 2019 to $280,858 thousand for the year ended December 31, 2020. The reduction in our Raw Materials and energy consumption for production is due to a decline in overall sales volumes for both silicon metal and silicon-based alloys, as well slightly lower raw material costs.

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

Europe – Manganese

	Year ended December 31,
($ thousands)	2020	2019
Sales	240,142	564,060
Raw materials and energy consumption for production	(204,063)	(502,919)
Other operating income	9,199	12,828
Staff costs	(28,337)	(32,133)
Other operating expense	(33,884)	(64,851)
Depreciation and amortization charges, operating allowances and write-downs	(19,086)	(19,904)
Impairment (loss)	305	12
Gain on disposal of non-current assets	1,154	—
Other gain	4	—
Operating (loss)	(34,566)	(42,907)

Sales

Sales decreased $323,918 thousand or 57.4%, from $564,060 thousand for the year ended December 31, 2019 to $240,142 thousand for the year ended December 31, 2020, primarily due decreases in both volume and average realized price.

Raw Materials and energy consumption for production

Raw Materials and energy consumption for production decreased $298,856 thousand, or 59.4%, from $502,919 thousand for the year ended December 31, 2019 to $204,063 thousand for the year ended December 31, 2020. Raw Materials and energy consumption for production decreased with the decline in overall volumes, as well as lower input costs.

Other operating income

Other operating income decreased $3,629 thousand, or 28.3%, from $12,828 thousand for the year ended December 31, 2019 to $9,199 thousand for the year ended December 31, 2020, primarily due to a reduction in the use of CO2 free allowances in the production process.

Staff costs

Staff costs decreased $3,796 thousand or 11.8%, from $32,133 thousand for the year ended December 31, 2019 to $28,337 thousand for the year ended December 31, 2020. The improvement in the staff costs during the year is driven by a decrease due to lower overtime costs following the temporary idling of furnaces in a number of facilities, the reduction of the head count and the bonus provisions.

Other operating expense

Other operating expense decreased $30,967 thousand, or 47.8%, from $64,851 thousand for the year ended December 31, 2019 to $33,884 thousand for the year ended December 31, 2020. The decrease is, primarily due to lower shipping, freight, and storage costs as a result of the slowdown in sales volumes.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write downs decreased $818 thousand, or 4.1%, from $19,904 thousand for the year ended December 31, 2019 to $19,086 thousand for the year ended December 31, 2020.

Impairment (loss) gain

Impairment losses increased $293 thousand, or 2441.7%, from $12 thousand for the year ended December 31, 2019 to $305 thousand for the year ended December 31, 2020.

Gain (loss) on disposal of non-current assets

The amount reflected during the year ended December 31, 2020 driven by the the sale of excess CO2 rights.

Europe – Silicon

	Year ended December 31,
($ thousands)	2020	2019
Sales	467,728	593,907
Raw materials and energy consumption for production	(369,130)	(474,993)
Other operating income	25,049	39,001
Staff costs	(84,300)	(106,681)
Other operating expense	(51,812)	(83,917)
Depreciation and amortization charges, operating allowances and write-downs	(19,252)	(19,667)
Impairment (loss)	(17,941)	(1)
Gain on disposal of non-current assets	1,002	181
Operating (loss)	(48,656)	(52,170)

Sales

Sales decreased $126,178 thousand or 21.2%, from $593,907 thousand for the year ended December 31, 2019 to $467,728 thousand for the year ended December 31, 2020, primarily due decreases in both volume and average realized price.

Raw Materials and energy consumption for production

Raw Materials and energy consumption for production decreased $105,863 thousand, or 22.3%, from $474,993 thousand for the year ended December 31, 2019 to $369,130 thousand for the year ended December 31, 2020. Raw Materials and energy consumption for production decreased with the decline in overall volumes, as well as lower input costs.

Other operating income

Other operating income decreased $13,952 thousand, or 35.8%, from $39,001 thousand for the year ended December 31, 2019 to $25,049 thousand for the year ended December 31, 2020, primarily due to a reduction in the use of CO2 free allowances in the production process.

Staff costs

Staff costs decreased $22,381 thousand or 21%, from $106,681 thousand for the year ended December 31, 2019 to $84,300 thousand for the year ended December 31, 2020. The improvement in the staff costs during the year is driven by a decrease due to lower overtime costs following the temporary idling of furnaces in a number of facilities, the reduction of the head count and the bonus provisions.

Other operating expense

Other operating expense decreased $32,105 thousand, or 38.3%, from $83,917 thousand for the year ended December 31, 2019 to $51,812 thousand for the year ended December 31, 2020. The decrease is, primarily due to lower shipping, freight, and storage costs as a result of the slowdown in sales volumes.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write downs decreased $415 thousand, or 2.1%, from $19,667 thousand for the year ended December 31, 2019 to $19,252 thousand for the year ended December 31, 2020.

Impairment (loss) gain

Impairment losses increased $17,940 thousand, or 100%, from $1 thousand for the year ended December 31, 2019 to $17,941 thousand for the year ended December 31, 2020. During the year ended December 31, 2020, the Company recognized this impairment charge relating to the Château Feuillet facility.

Gain (loss) on disposal of non-current assets

The amount reflected during the year ended December 31, 2020 driven by the disposal of two buildings at our Anglefort facility in France and the sale of excess CO2 rights.

South Africa - Silicon

	Year ended December 31,
($ thousands)	2020	2019
Sales	80,572	136,292
Raw materials and energy consumption for production	(56,062)	(108,823)
Other operating income	131	1,323
Staff costs	(11,013)	(20,333)
Other operating expense	(14,098)	(19,457)
Depreciation and amortization charges, operating allowances and write-downs	(7,141)	(6,459)
Impairment (loss)	(8,677)	—
Net (loss) due to changes in the value of assets	—	(530)
Operating (loss)	(16,288)	(17,987)

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

Raw Materials and energy consumption for production

Raw Materials and energy consumption for production decreased $52,761 thousand, or 48.5%, from $108,823 thousand for the year ended December 31, 2019 to $56,062 thousand for the year ended December 31, 2020, in-line with the decrease in sales volumes. A favorable movement in foreign exchange lowered our Raw Materials and energy consumption for production by $7,682 thousand.

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

Other segments

	Year ended December 31,
($ thousands)	2020	2019
Sales	25,334	43,147
Raw materials and energy consumption for production	(19,518)	(35,939)
Other operating income	24,587	27,144
Staff costs	(17,144)	(37,928)
Other operating expense	(26,679)	(32,572)
Depreciation and amortization charges, operating allowances and write-downs	(1,046)	(1,913)
Impairment (loss)	(11,346)	(1,897)
Net (loss) gain due to changes in the value of assets	158	(1,044)
(Loss) gain on disposal of non-current assets	5	(803)
Other losses	(5)	—
Operating (loss)	(25,654)	(41,805)

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

Raw Materials and energy consumption for production

Raw Materials and energy consumption for production decreased $16,421 thousand, or 45.7%, from $35,939 thousand for the year ended December 31, 2019 to $19,518 thousand for the year ended December 31, 2020, primarily due to a decrease in sales volumes of silicon-based alloys at the Company’s Argentinian facility, Globe Metales S.A.

Other operating income

Other operating income decreased $2,557 thousand, or 9.4%, from $27,144 thousand for the year ended December 31, 2019 to $24,587 thousand for the year ended December 31, 2020, primarily due to a chargeback of services by Ferroglobe to its subsidiaries.

Staff costs

Staff costs decreased $20,784 thousand, or 54.8%, from $37,928 thousand for the year ended December 31, 2019 to $17,144 thousand for the year ended December 31, 2020, primarily due to redundancy payments linked with the headcount reduction plan at London corporate office and the departure costs of the prior Chief Financial Officer and Chief Executive Officer in the third and last quarters of 2019, respectively. Additionally we further reduced headcount in 2020.

Other operating expense

Other operating expense decreased $5,893 thousand, or 18.1%, from $32,572 thousand for the year ended December 31, 2019 to $26,679 thousand for the year ended December 31, 2020, primarily due to the reduction of activity at London corporate office. Considerable travel expenses and information technology related fees had been reduced as a result of reduced staffing and fees related to advertising, public relations and financial consulting, audit and legal fees.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs decreased $867 thousand, or 45.3%, from $1,913 thousand for the year ended December 31, 2019 to $1,046 thousand for the year ended December 31, 2020, The decrease is due to impairment of the London office lease, which is not longer being deprecitated.

Impairment (loss) gain

Impairment losses increased $9,449 thousand, or 498.1%, from $1,897 thousand for the year ended December 31, 2019 to $11,346 thousand for the year ended December 31, 2020, primarily due to the value adjustment for the Puertollano plant in Spain.

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

Effect of Inflation

Management believes that the impact of inflation was not material to Ferroglobe’s results of operations in the years ended December 31, 2021, 2020 and 2019.

Cyclical Nature of the Industry and Movement in Market Prices, Raw Materials and Input Costs

Our business has historically been subject to fluctuations in the price of our products and market demand for them, caused by general and regional economic cycles, raw material and energy price fluctuations, competition and other factors. The timing, magnitude and duration of these cycles and the resulting price fluctuations are difficult to predict. For example, we experienced a weakened economic environment in national and international metals markets, including a sharp decrease in silicon metal prices in all major markets from late 2014 to late 2017. Throughout 2019 and 2020, we experienced the most dramatic decline in prevailing prices of our products, which adversely affected our results. During the fourth quarter of 2020, demand for our products increased to levels similar to those prior to the pandemic. During 2021, demand for our products has further increased; however, COVID-19 and the Ukraine-Russia conflict have negatively impacted, and will in the future negatively impact our business.  The COVID pandemic and the Ukraine-Russia conflict have also impacted international logistics costs and have significantly impacted raw materials and commodities prices, external and unforeseeable factors have also contributed to extremely volatile and high spot electricity prices, in particular in Europe.

B.    Liquidity and Capital Resources

Sources of Liquidity

Ferroglobe’s primary sources of long-term liquidity are its senior secured notes with a $345,058 thousand aggregate principal at an interest rate of 9.375%, due on June 30, 2025, (“the Reinstated Senior Notes”), its super senior secured notes with a $60,000 thousand aggregate principal at an interest rate of 9% due on  June 2025 (“the Super Senior Notes”) and its primary source of short-term liquidity is its factoring agreement with a Leasing and Factoring Agent, for anticipating the collection of receivables of the Company’s European entities, which in 2021 provided upfront cash consideration of approximately $659,083.

On March 27, 2021, Ferroglobe and Globe and certain other members of our group entered into the Lock-Up Agreement with the Ad Hoc Group Noteholders, Grupo VM and affiliates of Tyrus Capital that set forth a plan to implement the restructuring. On July 30,2021 the company announced the occurrence of the “Transaction Effective Date” under the lock-up agreement dated March 27, 2021 (the “Lock-Up Agreement”) between the Company and the financial stakeholders.

The Issuers completed the exchange of 98.588% of the 9⅜% Senior Notes due 2022 (the “Old Notes”) issued by the Company and Globe for a total consideration per $1,000 principal amount of Old Notes comprising (i) $1,000 aggregate principal amount of new 9⅜% senior secured notes due 2025 issued by the Issuers (the “New Notes”) plus (ii) a cash fee amounting to $51,611 thousand, which the Parent, at the direction of the qualifying noteholders, applied as cash consideration for a subscription of new ordinary shares of the Company. In addition the Company issued new ordinary shares for total gross proceeds of $40 million.

On October 11, 2019, Ferroglobe subsidiaries Globe Specialty Metals, Inc., and QSIP Canada ULC, as borrowers, entered into a Credit and Security Agreement for a $100,000 thousand North-American asset-based loan, (the “ABL Revolver”), with PNC Bank, as lender. On March 16, 2021, the Company repaid in its entirety the remaining balance at the date for an amount equal to $39,476 thousand, cancelling its obligations derived from the contract, as a condition of the lock-Up Agreement. See Note 16. On February 6, 2020, the Company entered an amended and restated accounts receivables securitization program. The senior lender’s commitments under the amended and restated securitization program were $150,000 thousand.

On October 2, 2020, the Company ended the receivables funding agreement and cancelled the securitization program, signing a new factoring agreement with a Leasing and Factoring Agent, for anticipating the collection of receivables of the Company’s European entities (Grupo FerroAtlántica, S.A.U. and FerroPem, S.A.S). As a result of the agreement, the Leasing and Factoring Agent provided a cash consideration of circa $48.8 million, repurchased the receivables portfolio sold to the SPE on September 28, and consequently assumed the loan tranche of the senior borrower to the SPE. Also, the Senior loan and intermediate subordinate loan tranches were paid with internal sources of funds. See Note 16.

The main characteristics of the agreement are the following:

-	the maximum cash consideration advanced for the financing facility is up to €60,000 thousand;
-	over collateralization of 10% of accounts receivable as guarantee provided to the Agent until payment has been satisfied;
-	Annual fee of 0.15% applied to the annual revenues ceded to the Agent;
-	Financing commission of 1% charged annually;

Other conditions are set in relation to credit insurance policy which has been structured in an excess of loss policy where the first €5,000 thousand of bad debt losses are not covered by the insurance provider. The Company has assumed the cash collateralization for the entire excess of loss, as agreed in contractual terms.

On September 8, 2016, FerroAtlántica, S.A.U., as borrower, and the Spanish Ministry of Industry, Tourism and Commerce (the “Ministry”), as lender, entered into a loan agreements under which the Ministry made available to the borrower a loan in aggregate principal amount of €44.9 million, in connection with the industrial development projects relating to our solar grade silicon project. FAU transferred the loan to OPCO before its sale. See “Item 4.B.—Information on the Company—Business Overview—Research and Development (R&D)—Solar grade silicon.” The loan of €44.9 million is to be repaid in seven installments starting on 2023 and completed by 2030.  On January 25, 2022, the Ministry opened a hearing to decide on reimbursement of the loan. The company presented its allegations on February 15, 2022. Based on those allegations, the reimbursement procedure has been suspended and a new final report is expected to be made by the Ministry by the end of 2022 ending the administrative procedure and establishing the definitive amount of the partial reimbursement to be made. Interest on outstanding amounts under each loan accrues at an annual rate of 3.55%. See Note 19.

On July 23, 2020, Ferroglobe subsidiary, Ferropem, S.A.S., as borrower, entered into a loan with BNP Paribas, as lender, amounting to €4,300 thousand, to finance Company’s activities in France. The loan is guaranteed by French government following special measurements taken on COVID-19 impact on businesses. Repayment of principal and payment of interest and accessories shall be made with the possibility for the Borrower to request the amortization of the amounts due at maturity for an additional period of 1 to 5 years. Interest rate is zero percent and the borrower shall be liable to pay a fee equal to 0.50% equal to an amount of €22 thousand calculated on the total borrowed capital.

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

Ferroglobe’s primary short-term liquidity needs are to fund its capital expenditure commitments, fund specific initiatives underlying the strategic plan, service its existing debt and working capital. Ferroglobe’s long-term liquidity needs primarily relate to debt repayment. Ferroglobe’s core objective with respect to capital management is to maintain a balanced and sustainable capital structure through the economic cycles of the industries in which it participates, while keeping the cost of capital at competitive levels.

For the year ended December 31, 2021, operating activities generated a cash flow of ($1,341) thousand, compared to $154,268  thousand in 2020 and ($31,194) thousand in 2019, mainly due to the increase in inventories and trade and other receivables. Investing activities resulted in a total outflow of $23,848 thousand of cash in 2021, compared to an outflow of ($31,940) thousand in 2020 and an inflow of $165,910 thousand in 2019. Financing activities resulted in a total inflow of $10,452 thousand in cash in 2021, compared to an outflow of $113,333 thousand in 2020 and an outflow of $224,005 thousand in 2019. See “Cash Flow Analysis” below for additional information.

As of December 31, 2021 and 2020, Ferroglobe had cash, restricted cash and cash equivalents of $116,663 (of which $2,272  thousand is restricted cash) and $131,557 (of which $28,843 thousand is restricted cash), respectively. Cash and cash equivalents are primarily held in U.S. Dollars and Euros.

As of December 31, 2021, Ferroglobe’s total gross financial debt was $618,552 thousand as compared to $551,547 thousand as of December 31, 2020. As of December 31, 2021, gross financial debt comprised debt instruments of $440,297 thousand ($357,508 in 2020), bank borrowings of $98,967 thousand ($107,606  in 2020), $18,358 thousand of leases ($22,536 thousand in 2020), and other financial liabilities of $60,930 thousand ($63,896 thousand in 2020).

We believe our working capital is sufficient for our present requirements, and we anticipate generating sufficient cash to satisfy our short and long-term liquidity needs.

Availability of funds

At December 31, 2021, we had cash and cash equivalents, restricted cash and other restricted funds amounted to $116,663  million. This amount includes non-current restricted cash in relation to the guarantees taken over escrow amounting $2,272 thousand. The escrow was constituted in August 30, 2019, in consideration of previous FerroAtlántica. The Company also has certain restrictions for the disposal of the cash in Norway due to local requirements and in the joint ventures with Dow Corning amounting as of December 31, 2021 amounting to $53,453 thousand.

Ferroglobe PLC is the parent company of Ferroglobe Group and receives funding from its subsidiaries in the form of intercompany loans. Consequently, certain restrictions on the ability of the Group’s subsidiaries to transfer funds to Ferroglobe PLC would negatively affect our liquidity and thus our business.

Working Capital Position

As of December 31, 2021, Ferroglobe’s working capital position (defined as inventories and trade and other receivables less trade and other payables) was $464,870 thousand as compared to $339,610 thousand as of December 31, 2020, mainly due to an increase in inventories by $60,296 thousand and receivables by $161,434 thousand partially offset for an increase in payables by $64,382 thousand.

Capital Expenditures

Ferroglobe incurs capital expenditures in connection with expansion and productivity improvements, production plants maintenance and research and development projects. Capital expenditures are funded through cash generated from operations and financing activities. Ferroglobe’s capital expenditures for the years ended December 31, 2021, 2020 and 2019 were $27,597 thousand, $30,257 thousand and $32,445 thousand, respectively.

Contractual Obligations

The following table sets forth Ferroglobe’s contractual obligations and commercial commitments with definitive payment terms that will require significant cash outlays in the future, as of December 31, 2021.

		Payments Due by Period
		Less than			More than
($ thousands)	Total	1 year	1 - 3 years	3 - 5 years	5 years
Long and short term debt obligations	757,632	217,567	532,900	5,244	1,921
Capital expenditures	3,834	3,834	—	—	—
Leases	18,529	8,092	7,653	1,495	1,289
Power purchase commitments (1)	294,557	183,936	43,464	40,294	26,863
Purchase obligations (2)	38,722	38,722	—	—	—
Other Long-Term Liabilities Reflected on the Company's Balance Sheet (3)	59,837	15,612	15,215	10,632	18,379
Total	1,173,111	467,763	599,232	57,665	48,452
(1)	Represents minimum charges that are enforceable and legally binding, and do not represent total anticipated purchases. Minimum charges requirements expire after providing one year notice of contract cancellation.
(2)	The Company has outstanding purchase obligations with suppliers for raw materials in the normal course of business. The disclosed purchase obligation amount represents commitments to suppliers that are enforceable and legally binding and do not represent total anticipated purchases of raw materials in the future.
(3)	Included tolling agreement with Cee-Dumbria facility and contingent consideration with Glencore.

The table above also excludes certain other obligations reflected in our consolidated balance sheet, including estimated funding for pension obligations, for which the timing of payments may vary based on changes in the fair value of pension plan assets and actuarial assumptions. We expect to contribute approximately $861 thousand to our pension plans for the year ended December 31, 2021.

Further information regarding Ferrogloble’s contractual obligations and commercial commitments as of December 31, 2021, is set forth in note 28 to the consolidated financial statements.

Cash Flow Analysis — Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

The following table summarizes Ferroglobe’s primary sources (uses) of cash for the years ended December 31, 2021 and 2020:

	Year ended December 31,
($ thousands)	2021	2020
Cash and cash equivalents at beginning of period	131,557	123,175
Cash flows from operating activities	(1,341)	154,268
Cash flows from investing activities	(23,848)	(31,940)
Cash flows from financing activities	10,452	(113,333)
Exchange differences on cash and cash equivalents in foreign currencies	(157)	(613)
Cash, restricted cash and cash equivalents at end of period	116,663	131,557
Cash, restricted cash and cash equivalents at end of period from statement of financial position	116,663	131,557

Ferroglobe PLC paid nil dividends during the year ended December 31, 2021 and the year ended December 31, 2020.

Cash flows from operating activities

Cash flows from operating activities decreased $155,609 thousand, from a positive cash generated of $154,268 thousand for the year ended December 31, 2020, to a negative $1,341 thousand for the year ended December 31, 2021. The decrese is mainly driven by the investment in working capital, increasing from $340 million at December 31, 2020 to $470 million at December 31, 2021.

Cash flows from investing activities

Cash flows from investing activities increased $8,092 thousand from an outflow of $31,940 thousand for the year ended December 31, 2020 to an outflow of $23,848 thousand for the year ended December 31, 2021. Capital expenditures decreased during the year ended December 31, 2021 to $27,597 thousand from $30,257 thousand during the year ended December 31, 2020. Additionally during the year ended December 31, 2021, cash inflows were the proceeds from the disposal of certain assets, including $1,370 thousand from the sale of Niagara assets.

Cash flows from financing activities

Cash flows from financing activities increased $123,785 thousand, from a net outflow of $113,333 thousand for the year ended December 31, 2020 to a net inflow of $10,452 thousand for the year ended December 31, 2021. The increase is mainly due to the refinancing process, the issuance of the Super Senior notes amounting $60 million and $40 millions of new equity.

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

Cash flows from financing activities

Cash flows from financing activities increased $110,672 thousand, from an outflow of $224,005 thousand for the year ended December 31, 2019 to an outflow of $113,333 thousand for the year ended December 31, 2020. During the year ended 31 December 2020 there has been a decrease in bank borrowings. On October 11, 2019, the Revolving Credit Facility was repaid $134,570 and replaced with the ABL Revolver. The ABL Revolver had a balance of $62,835 thousand at December 31, 2019. The Company had no factoring without recourse arrangements for other receivables as of December, 31 2019. On August 30, 2019, the hydro-lease was repaid.

Capital resources

Ferroglobe’s core objective is to maintain a balanced and sustainable capital structure through the economic cycles of the industries in which it operates, while keeping the cost of capital at competitive levels. In addition to cash flows from continuing operations, the Company’s main sources of capital resources are its Reinstated Senior Notes with an aggregate principal value of $345,058 thousand, the Super Senior Notes with an aggregate principal value of $60,000 thousand and the factoring agreement with a maximum cash consideration advanced up to €60,000 thousand. As of December 31, 2021, the Company exceeded the limit, the lender agreed a temporary increase of the limit.

Capital Raising and Extension of the Maturity of the Senior Notes

Details and description of Ferroglobe’s debt instrument and factoring agreement are described in Notes 16 and 18 of the Consolidated Financial Statements.

For additional information see also “Item 10.C.— Material Contracts”.

C.    Research and Development, Patents and Licenses, etc.

For additional information see “Item 4.B.—Information on the Company—Business Overview—Research and Development (R&D).”

D.    Trend Information

We discuss in Item 5.A. above and elsewhere in this annual report, trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that we believe are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources or to cause the disclosed financial information not to be necessarily indicative of future operating results or financial conditions.

E.    Critical Accounting Estimates

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

Goodwill

Goodwill represents the excess purchase price of acquired businesses over fair values attributed to underlying net tangible assets and identifiable intangible assets. For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash-generating units (or groups of cash generating units) that is expected to benefit from the synergies of the combination. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the cash-generating unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

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

During the years ended December 31, 2021 and December 31, 2020, the Company has concluded that there are no impairment of goodwill.

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

If the recoverable amount of an asset or cash-generating unit is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount, and an impairment loss is recognized as an expense under “net impairment losses” in the consolidated income statement. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment is recognized as “impairment gain (losses)” in the consolidated income statement. The basis for depreciation or amortization is the carrying amount of the assets, deemed to be the acquisition cost less any accumulated impairment losses.

During year ended December 31, 2021 the Company recognized an impairment reversal of $137 thousand in relation to; our  idled capacity at the Polokwane facility in South Africa impairment reversal of $2,681 thousand, at Château Feuillet facility in Europe impairment of $441 thousand and in our quartz mine in Mauritania amounting $1,726 thousand. During 2020, the Company recognized an impairment loss of $73,344 thousand in relation to our  idled capacity at the Niagara facilities in the United States by $35,685 thousand, at the Polokwane facility in South Africa by $8,677 thousand, at Château Feuillet facility in Europe by $17,941 thousand and  an impairment of $11,041 thousand in relation to our solar-grade silicon metal project in Puertollano, Spain.

Inventories

Cost of inventories is determined by the average cost method. Inventories are valued at the lower of cost or Net Realizable Value. Circumstances may arise (e.g., reductions in market pricing, obsolete, slow moving or defective inventory) that require the carrying amount of our inventory to be written down to net realizable value. We estimate market and net realizable value based on current and future expected selling prices, as well as expected costs to complete, including utilization of parts and supplies in our manufacturing process. We believe that these estimates are reasonable; however, future market price decreases caused by changing economic conditions, customer demand, or other factors could result in future inventory write-downs that could be material.

Determination of income taxes provision

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

Fair value measurement of financial instruments

Certain of the Company's financial instruments are classified as Level 3 as they include unobservable inputs. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: in the principal market for the asset or liability; or in the absence of a principal market, in the most advantageous market for the asset or liability.

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

Name	Age	Position	Date of appointment
Javier López Madrid	57	Director and Executive Chairman	February 5, 2015
Marco Levi	62	Director and Chief Executive Officer	January 10, 2020
Beatriz García-Cos Muntañola	58	Chief Financial Officer and Principal Accounting Officer	October 17, 2019
Bruce L. Crockett	78	Director	December 23, 2015
Stuart E. Eizenstat	79	Director	December 23, 2015
Manuel Garrido y Ruano	56	Director	May 30, 2017
Marta de Amusategui y Vergara	57	Director	Jun 12, 2020
Juan Villar-Mir de Fuentes	60	Director	December 23, 2015
Belén Villalonga Morenés	53	Director	May 13, 2021
Silvia Villar-Mir de Fuentes	56	Director	May 13, 2021
Nicolas de Santis	56	Director	May 13, 2021
Rafael Barrilero Yarnoz	59	Director	May 13, 2021

Other than employment agreements between Ferroglobe and each of Javier López Madrid, Marco Levi and Beatriz García-Cos Muntañola, there are no service contracts between the officers and directors listed in the table above, on the one hand, and us or any of our subsidiaries on the other, providing for benefits upon termination of employment.

There are no family relationships between our executive officers and directors, except that Javier López Madrid is married to Silvia Villar-Mir de Fuentes, who is also the sister of Juan Villar-Mir de Fuentes.

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

Marco Levi

Marco Levi was appointed Chief Executive Officer of the Company on January 10, 2020 and appointed to its Board of Directors on January 15, 2020. Dr Levi previously served as President and CEO of Alhstrom-Munksjö Oyj, a global fiber materials company listed in Finland, where he led a successful transformation of the business by refocusing its product portfolio towards value-added specialty products. Prior to that, Dr. Levi was Senior Vice President and Business President of the $3 billion emulsion polymers division of chemicals manufacturer Styron, including during the period in which Styron division was acquired by Bain Capital from Dow Chemical Company. Dr. Levi previously had spent over twenty-two years at Dow in various departments and roles, ultimately serving as general manager of the emulsion polymers business.

Dr Levi is also a Non-Executive Director of Schweitzer-Mauduit International, Inc, the leading global performance materials company, listed on the New York Stock Exchange. Dr Levi holds a doctorate in industrial chemistry from the Università degli Studi di Milano, Statale, in Italy.

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

Ms García-Cos holds an M.A. in Economics and Business Administration from the University of Barcelona and graduated from the Advanced Management Program of IESE, in Spain.

Bruce L. Crockett

Bruce L. Crockett was appointed to our Board of Directors as a Non-Executive Director on December 23, 2015. He has been a member of our Audit Committee from that date and was Chair of the Audit Committee since June 4, 2020 and served on our Compensation Committee from January 1, 2018 until June 23, 2021. Mr. Crockett was appointed on May 13, 2021 as our Senior Independent Director and on June 23, 2021 as Chair of the Corporate Governance Committee.

Mr. Crockett holds a number of other Board and governance roles. He has been Chairman of the Invesco Mutual Funds Group Board of Directors and a member of its Audit, Investment and Governance Committees, serving on the board since 1991, as Chair since 2003 and on the Board of predecessor companies from 1978. Since 2013, he has been a member of the Board of Directors and, since 2014, Chair of the Audit Committee and since 2021 member of the Governance Committee of ALPS Property & Casualty Insurance Company. He has been Chairman of, and a private investor in, Crockett Technologies Associates since 1996. He is a life trustee of the University of Rochester.

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

Mr. Garrido y Ruano has been Chief Financial Officer of Grupo Villar Mir since 2003 and he is currently member of the Board of its subsidiary in the energy sector, and member of the steering Committee of its real estate subsidiary. In June 2021 he was appointed non executive Chairman of Fertial SPA the Algerian fertilizers subsidiary of the Group.

He is Professor of Corporate Finance of one Graduate Management Program at the Universidad de Navarra, and has also been Professor of Communication and Leadership of the Graduate Management Program at CUNEF in Spain.

Mr. Garrido y Ruano was a member of the steering committee of FerroAtlántica until 2015, having previously served as its Chief Financial Officer from 1996 to 2003. He worked with McKinsey & Company from 1991 to 1996, specializing in restructuring, business development and turnaround and cost efficiency projects globally.

Mr. Garrido y Ruano holds a Masters in Civil Engineering with honors from the Universidad Politécnica de Madrid and an MBA from INSEAD, Fontainebleau, France.

Marta de Amusategui y Vergara

Marta de Amusategui y Vergara was appointed to our Board of Directors as a Non-Executive Director on June 12, 2020. She has been a member of our Audit Committee from that date and a member of the Compensation Committee since June 23, 2021.

Ms. Amusategui has substantial experience in executive and non-executive roles, with a background in business strategy, banking and finance. She is founder and partner of Abrego Capital S.L, providing strategic and financial advisory services, and co-founder of Observatorio Industria 4.0, the professional forum leveraging knowledge and experience to assist businesses, specifically those in the secondary sector, in their digital transformation. She began her career in management consulting and investment banking, serving as Country Executive Officer and General Manager with Bank of America in Spain from 2003 to 2008.

Ms. Amusategui has been a member of the Board of Eland Private Equity, S.G.E.I.C., S.A., a private equity management company specializing in renewable energies, since 2009. Since 2020, she has been a member of the board of directors of Eccocar Sharing S.L. She has also held other Board positions in the past, including that of Telvent GIT S.A. (NASDAQ TLVT), the global IT solutions and business information services provider, where she became an independent director from early 2010 until its de-listing following acquisition in December 2011. She is currently a member of the McKinsey Alumni Council in Spain.

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

Juan Villar-Mir de Fuentes

Juan Villar-Mir de Fuentes was appointed to our Board of Directors as a Non-Executive Director on December 23, 2015.

Mr. Villar-Mir de Fuentes has been Vice Chairman of Inmobiliaria Espacio, S.A since 1996 and Vice Chairman of Grupo Villar Mir, S.A.U. since 1999 and he is currently Chairman of both companies. He has been a member of the Board of Directors of Obrascon Huarte Lain, S.A. since 1996, a member of the Audit Committee and, later, a member of its Compensation Committee. Currently he is Vice Chairman of the company. He was a Board director and member of the Compensation Committee of Inmobiliaria Colonial, S.A from June 2014 to May 2017. He also was a member of the Board of Directors and of the Compensation Committee of Abertis Infraestructuras, S.A. between 2013 and 2016.

Mr. Villar-Mir de Fuentes is Patron and member of the Patronage Council of Fundación Nantik Lum and of Fundación Santa María del Camino.

Mr. Villar-Mir holds a Bachelor’s Degree in Business Administration and Economics and Business Management from the Universidad Autónoma de Madrid.

Belen Villalonga Morenés

Belen Villalonga Morenés was appointed to our Board of Directors as a Non-Executive Director on May 13, 2021.  She has been a member of the Audit Committee from that date and was appointed to the Corporate Governance Committee on June 23, 2021.

Ms. Villalonga is a Professor of Management and Organizations, a Yamaichi Faculty Fellow, and a Professor of Finance (by courtesy) at New York University’s Stern School of Business. Between 2001 and 2012 she was a faculty member at the Harvard Business School. Her teaching, research, and consulting activities are in the areas of corporate governance, strategy, and finance, with a special focus on family-controlled companies. Her award-winning research has been cited over 15,000 times in scholarly articles and international media outlets. Professor Villalonga is an independent director and audit committee member (and former chair) at Grifols, a global leader in hemoderivatives that is part of Spain’s IBEX35 blue-chip index and is also listed on NASDAQ. She is also a member of the board and of the risk, audit, and compensation & talent management committees at Banco Santander International, the Santander group’s private banking subsidiary in the United States. She was also an independent director for 13 years at Acciona, a leader in the renewable energy and infrastructure industries, as well as at Talgo, a high-speed train manufacturer, where she chaired the strategy committee.

Ms. Villalonga holds a Ph.D. in Management and an M.A. in Economics from the University of California at Los Angeles, where she was a Fulbright Scholar. She also holds a Ph.D. in Business Economics from the Complutense University of Madrid.

Silvia Villar-Mir de Fuentes

Silvia Villar-Mir de Fuentes was appointed to our Board of Directors as a Non-Executive Director on May 13, 2021.  She has been a member of the Compensation Committee since June 23, 2021. Ms. Villar-Mir de Fuentes currently serves on the board of directors of Grupo Villar Mir, a privately held Spanish group with investments across a broad range of diversified industries, which is the beneficial owner of approximately 49% of the Company’s share capital.

Mrs. Villar-Mir de Fuentes is a summa cum laude graduate in Economics and Business Studies, with concentration in finance and accounting, from The American College in London, United Kingdom.

Nicolas De Santis

Nicolas De Santis was appointed to our Board of Directors as a Non-Executive Director on May 13, 2021. He has been a member of the Compensation Committee and the Nominations Committee since June 23, 2021. Mr. De Santis is a technology entrepreneur, strategist and author with substantial experience in executive and non-executive roles. Mr. De Santis is currently the Chief Executive Officer of Corporate Vision, a strategy and innovation consultancy and incubator. Corporate Vision advises multinational corporations and start-ups on digital business transformation (including artificial intelligence and machine learning), business strategy, branding, business model innovation, sustainability strategies and corporate culture change.

Previously Mr. De Santis served on the board of publicly traded Lyris Technologies (acquired by AUREA Software in 2015). He began his management career at Landor Associates (now WPP Group). As a technology entrepreneur, he co-founded several high-profile start-ups, including opodo.com, one of Europe’s most successful start-ups, reaching $1.5 billion in gross sales.

Mr. De Santis is a regular lecturer at business schools and universities on business strategy, global branding, business model innovation and culture transformation, including IE Business School, Madrid and the University of Wyoming. He is the author of Futurising Companies® - A systematic approach to win the future by managing culture as the operating system of organisations.

Rafael Barrilero Yarnoz

Rafael Barrilero Yarnoz was appointed to our Board of Directors as a Non-Executive Director on May 13, 2021.  He was appointed Chair of the Compensation Committee and a member of the Nominations Committee on June 23, 2021.

Mr. Barrilero Yarnoz is a senior advisor at Mercer Consulting. Mr. Barrilero Yarnoz has developed his career as a partner of the firm and as a member of the executive committee, leading the advisory talent and reward service for the boards of the main companies and multinationals. He has also led the business throughout the EMEA. Previously, he led the Watson Wyatt consulting firm in Madrid. He began his career as a lawyer at Ebro Agricolas focused on labour law, before serving as Ebro’s head of human resources.

Mr. Barrilero Yarnoz has a law degree from Deusto and a Masters in Financial Economics from ICADE, as well as a masters in human resources by Euroforum-INSEAD.

B.    Compensation

Compensation of executive officers and directors

The table below sets out the remuneration earned by our directors during the year ended December 31, 2021:

					Long - Term
($ units)	Salary & Fees	Benefits	Pension	Annual Bonus	Incentives	Total
Executive Directors
Javier López Madrid	763,609	199,796	152,722	315,266	—	1,431,393
Marco Levi	709,620	47,446	141,924	292,976	—	1,191,966
Non-Executive Directors
José María Alapont [1]	92,069	4,128	—	—	—	96,197
Rafael Barrilero Yarnoz [5]	85,484	4,128	—	—	—	89,612
Bruce L. Crockett	202,500	14,447	—	—	—	216,947
Stuart E. Eizenstat	119,013	—	—	—	—	119,013
Manuel Garrido y Ruano	112,822	—	—	—	—	112,822
Nicolas de Santis [4]	74,406	—	—	—	—	74,406
Marta Amusategui	131,467	—	—	—	—	131,467
Juan Villar-Mir de Fuentes	96,311	—	—	—	—	96,311
Silvia Villar-Mir de Fuentes [3]	72,342	—	—	—	—	72,342
Belén Villanga Morenés [2]	85,157	4,816	—	—	—	89,973

1 José María Alapont resigned from the Board on April 30, 2021

2 Ms. Villalonga Morénes was appointed to the Board on May 13, 2021

3 Ms. Villar-Mir de Fuentes was appointed to the Board on May 13, 2021

4 Mr. De Santis was appointed to the Board on May 13, 2021

5 Mr. Barrilero Yarnoz was appointed to the Board on May 13, 2021

Javier López Madrid holds 28,117 options granted on November 24, 2016 and vested in 2019, 70,464 options granted on June 1, 2017 and vested in 2020, and 46,777 options granted on March 21, 2018 (at target performance in each case). On March 14, 2019 Javier López Madrid was granted 342,329 options (at target performance). As with prior grants, the maximum opportunity for each award is twice target. The awards granted in 2019 were discounted by a significant percentage to take account of the fall in the Company’s share price in 2018 and 2019, with a discount of 50% applied to awards granted to executive directors, and a cap at 400% of each of the above participants’ “normal” award level was also introduced for all 2019 awards. On December 16, 2020, Javier López Madrid was granted 1,355,915 options and Marco Levi was granted 1,279,544 options (at maximum performance in each case). On September 9, 2021, Javier López Madrid was granted 385,611 options and Marco Levi was granted 359,105 options (at maximum performance in each case).

All of these options were granted under the rules of the Company’s Equity Incentive Plan 2016, are over ordinary shares in the capital of the Company and have a strike price of nil, except the options granted in 2021 which have a strike of 0.01. The options vest and become exercisable three years from the date of grant in the case of the options granted in 2017, 2018 and 2019, and four years from the date of grant in the case of the options granted in 2020, in each case to the extent that performance conditions are satisfied, and subject to continued service with the Company, remain exercisable until the tenth anniversary of their grant date. In the case of the options granted in 2021 the options vest on January 1, 2024.

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

The Company’s executive directors are Mr. López Madrid, who has served as Executive Chairman since December 2017 and as a Director since December 2015, and receives a base salary of £555,000 per annum, and Dr. Marco Levi who serves as Chief Executive Officer and Director and receives a base salary of €600,000 per annum. The salary of Mr. López Madrid has remained unchanged since his executive appointment. On March 2, 2022 the base salary of Dr Levi was increased to €800,000 per annum.

In relation to the Company’s non-executive directors, the Policy provides, in summary, that:

●	Non-executive directors are paid a basic fee. Supplementary fees are paid for additional responsibilities and activities such as membership of a main Board committee or assuming chairmanship of a committee. Travel fees may be paid to reflect additional time incurred in travelling to meetings;
●	Currently, non-executive directors receive a base fee of £70 thousand per annum, with supplemental fees being payable if that non-executive director is also the senior independent director (£35,000 per annum), a member of the Audit Committee (£17,500 per annum), a member of the Compensation Committee (£15,500 per annum), a member of the Corporate Governance Committee (£12,000 per annum) or a Committee Chairman (two times membership fee). Non-executive directors receive a travel fee of either £3,500 (for intercontinental travel) or £1,500 (for continental travel) per meeting. Members of the Nominations Committee receive a fee of £1,500 for each meeting, with a maximum set at £10,000 per annum. Where the Chair of the Nominations Committee is also an executive director, he or she is paid no fee for their chairmanship. Non-executive director fee levels are reviewed periodically, with reference to time commitment, knowledge, experience and responsibilities of the role as well as market levels in comparable companies both in terms of size and sector. No maximum fee level or prescribed annual increase is set under the Policy;

●	reasonable expenses incurred by the non-executive directors in carrying out their duties may be reimbursed by the Company including any personal tax payable by the non-executive director as a result of reimbursement of those expenses. The Company may also pay an allowance in lieu of expenses if it deems this appropriate;
●	non-executive directors are provided with directors’ and officers’ liability insurance and an indemnity to the fullest extent permitted by the UK Companies Act 2006.

C.    Board Practices

Board composition and election of Directors

As of the date of this annual report, our Board of Directors consists of eleven directors, of whom two are executive directors and nine are non-executive directors. The maximum and minimum number of directors is eleven and two respectively. Subject to the approval of the Nominations Committee, the Chief Executive Officer is nominated as a director by the Board of Directors. Of the directors, three are Grupo VM nominees, namely Javier López Madrid, Manuel Garrido y Ruano and Juan Villar Mir  de Fuentes. Silvia Villar-Mir de Fuentes was appointed to the Board on May 13, 2021 as a non-executive director who is affiliated with Grupo VM.  The remaining non-executive directors are independent.

All directors will stand for re-election at the Company’s annual general meeting in June, 2022. Any director not so elected or re-elected will stand down. No new executive directors may be appointed without the approval of a majority of Grupo VM nominees and a majority of independent directors.

Director independence

Under the Articles of Association, as in effect since October 26, 2017, a director is considered independent if he or she is “independent” as defined in the NASDAQ rules and, while Grupo VM and its Affiliates own 10% or more of the Company’s shares, is independent from Grupo VM and its Affiliates.  The Board reviewed the independence of its then directors in December 2015 and concluded that each of Messrs. Crockett and Eizenstat met the independence requirements of the NASDAQ rules.  Messrs. López Madrid, Garrido y Ruano and Villar Mir are GVM Nominees and are not considered to be independent. Ms. Villar Mir is associated with Grupo VM and is not considered to be independent. The independence of Ms. Amusategui was confirmed by the Nominations Committee in 2020 and the independence of Ms. Villalonga, Mr. de Santis and Mr. Barrilero was confirmed by the Nominations Committee in 2021 prior to their recommendation to the Board for appointment.

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

Committees of the Board of Directors

During the year ended December 31, 2021, our Board of Directors had four standing committees: an Audit Committee, a Compensation Committee, a Corporate Governance Committee and a Nominations Committee.

Audit Committee

During the period from January 1, 2021 to the resignation of Mr Alapont on April 30, 2021, our Audit Committee consisted of three directors: Ms. Amusategui and Messrs. Alapont, and Crockett (as Chair). During the period from May 1, 2021 to May 12, 2021, our Audit Committee consisted of two directors: Ms. Amusategui and Mr. Crockett (as Chair). During the period from May 13, 2021 to December 31, 2021, our Audit Committee had three members: Mses. Amusategui and Villalonga and Mr. Crockett (as Chair). Mr. Crockett serves as Chairman of the Committee from May 31, 2020 and he meets the requirements as an “audit committee financial expert” under the rules of the SEC and qualify as a financially sophisticated audit committee member as required by the NASDAQ rules relating to audit committees. Mr. Alapont resigned from the Audit Committee on April 30, 2021. Our Board has determined that each of these directors satisfies the enhanced independence requirements for audit committee members required by Rule 10A-3 under the U.S. Exchange Act, and is financially literate as that phrase is used in the additional audit committee requirements of the NASDAQ rules.

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

Compensation Committee

During the period from January 1, 2021 to the resignation of Mr Alapont on April 30, 2021, our Compensation Committee consisted of two directors: Messrs. Alapont (Chair) and Crockett. During the period from May 1, 2021 to June 22, 2021 our Compensation Committee has consisted of one director: Mr. Crockett (Chair). During the period from June 23, 2021 to December 31, 2021, our Compensation Committee has consisted of four directors: Mses. Amusategui and Villar-Mir de Fuentes and Messrs. Barrilero (Chair) and De Santis. With the exception of Ms. Villar-Mir de Fuentes, our Board has determined that each of these directors meets the heightened independence requirements of compensation committee members under SEC rules.

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

Nominations Committee

From January 1, 2021 to April 30, 2021  our Nominations Committee consisted of three directors: Messrs. López Madrid (as Chair), Alapont and Eizenstat. Following the resignation of Mr. Alapont on April 30, 2021, our Nominations Committee consisted of two directors: Messrs. López Madrid (as Chair) and Eizenstat. Since June 23, 2021, our Nominations Committee has consisted of four directors: Messrs. López Madrid (as Chair), Eizenstat, Barrilero and De Santis.

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

Corporate Governance Committee

During the period from January 1, 2021 to April 30, 2021 our Corporate Governance Committee consisted of three directors: Messrs. Alapont (as Chair), Eizenstat and Garrido y Ruano. During the period from May 1, 2021 to June 2022 our Corporate Governance Committee consisted of two directors Messrs. Eizenstat (as Chair) and Garrido y Ruano. During the period from June 23, 2021 to December 31, 2021, our Corporate Governance Committee has consisted of four directors: Ms Villar-Mir de Fuentes and Messrs. Crockett (as Chair), Eizenstat and Garrido y Ruano.

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

Senior Independent Director

In October 2017, the Board established the role of Senior Independent Director, to provide a sounding board for the Chairman and to serve as intermediary for the other directors where necessary. During the period from January 1, 2021 to April 30 2021, Mr. Alapont served as Senior Independent Director. Since May 13, 2021, Mr. Crockett has served as Senior Independent Director.

Corporate governance policy

In October 2017, the Board adopted a corporate governance policy (“the Corporate Governance Policy”) under which, while Grupo VM has the right under the shareholders agreement in place between it and the Company to require that at least three members of the Board shall be persons proposed by it to the Nominations Committee, there shall be at least five directors on the Board who are independent within the meaning of the Company’s Articles of Association. Under this policy the number of independent directors reduces as Grupo VM’s rights to propose persons for nomination to the Board also reduce, it being the Board’s policy that at all times, there is a majority of directors on the Board who are independent as so defined.  The Corporate Governance Policy was most recently reviewed by the Board in November 2021 and renewed until 11 November 2023.

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

D.    Employees

As of December 31, 2021, 2020 and 2019, on a consolidated basis, the number of employees, across the Ferroglobe Group was 3,425, 3,270 and 3,462 respectively, excluding temporary employees. We believe our relations with our employees are generally good and we have not experienced any significant labor disputes or work stoppages.

The following table show the number of our full-time employees as of December 31, 2021, 2020 and 2019 on a consolidated basis broken down based on business segment and geographical location:

	2021	2020	2019
North America	924	820	847
Spain	578	574	561
France	1,075	1,041	1,119
South Africa	306	314	358
Rest of the world	542	521	577
Total number of employees	3,425	3,270	3,462

Collective bargaining agreements (“CBAs”) are in force or in an extended period among our operations in Spain, France, South Africa, Norway, the United States, Canada and Venezuela. We have experienced union activity and strikes in the past. For example, in France from time to time. In 2017, there were two one-day strikes at one of our Spanish plants (Cee) without any significant impact on production volume. In France there have been several strikes in 2021 mainly against the restructuring plan. See “Item 3.D.—Key Information—Risk Factors—We are subject to the risk of union disputes and work stoppages at our facilities, which could have a material adverse effect on our business.”

To improve the structure of our labor relations in Spain, a national collective agreement (“NCA”) was entered into on February 2, 2018 with four out of the five trade unions representing over 70% of our workforce there. This NCA regulates matters such as wage increases, annual working time, professional training, gender equality and disciplinary actions until December 31, 2020 and was put into effect at the Boo, Monzón and Sabón plants, the Madrid office and the mining facilities in Spain, where it operates in conjunction with the relevant site-specific CBAs. The NCA provides a labor relation framework which establishes common parameters for all the work sites and is complementary to the site specific CBAs. The manufacturing plant at Sabón entered into a site-specific CBA on March 20, 2018; the Boo plant did so on March 22, 2018; subsidiary Rocas, Arcillas y Minerales, S.A. did so on April 13, 2018; subsidiary Cuarzos Industriales S.A.U. on April 13, 2018; subsidiary Hidro Nitro Española S.A. (now Ferratlántica del Cinca S.L.) did so on May 4, 2018; the Madrid office did so on June 27, 2018. All the aforementioned local CBAs will expire at the same time as the NCA for reasons of consistency. A renewal of this NCA is under negotiation. In the meantime, all the clauses are in force, except the salary review as well as the specific CBAs.

Our research and development employees based in Sabón and employed by FerroAtlántica I+D (now Ferroglobe Innovation S.L.U.) have no site-specific collective bargaining agreement, being governed instead by that in force at of the Sabón plant.

The collective bargaining agreement for Silicio Ferrosolar (now Ferroglobe Innovation S.L.U.) expired on December 31, 2017. Nevertheless, this legal entity has been involved in the NCA negotiation to unify all the Spanish units under a sole NCA and afterwards its specific CBA is expected to be renewed. All the clauses of the last CBA are in force except the salary review.

In France, all employees at FerroPem SAS plants at Anglefort, Chateau-Feuillet, Les Clavaux, Laudun, Montricher, and Pierrefitte and the Chambéry office are covered by the French national Collective Chemistry Agreement. This agreement has no expiration date. The “Accord d´intéressement,” which is an employee incentive bonus scheme whereby an incentive bonus is distributed according to a profit-sharing formula defined in the agreement, was signed on June 7, 2016 and the “Accord de participation,” which is a compulsory profit-sharing agreement under French law, was signed on December 13, 2017; a new agreement is due to be negotiated when the company generates a profit. The economic results of 2021 did not allow to generate any profit-sharing. No amount of profit-sharing was paid for 2019, 2020 and 2021. In France there is an obligatory annual negotiation with the Company work council, mainly to set the salary increases. Other relevant subjects could be also addressed by this negotiation, if necessary. The 2021 salary negotiations meetings took place in February 2021 and December 2021; there was a salary freeze in 2020 and 2021. The next mandatory negotiations are scheduled for 2022.

Since April 2021 a restructuring plan has been announced and a social plan project is underway. Initially, the project concerned two plants plus the laboratory (355 FTE reduction and 4 FTE transferred). The project has been modified and now concerns one plant plus the laboratory (196 FTE reduction and 34 FTE transferred). In April 2022 the Company reached an agreement with the French work council. The Chateau Feuillet factory no longer produces since the end of March 2021 but the employees continue to collect salaries.

Further, an agreement on professional equality was signed in May 2019 (equality between men and women, personal and professional life, right to digital disconnection, employability of disabled workers).

Employees at Ferroglobe Manganèse France SAS are also covered by the French national Collective Chemistry Agreement. An “Accord d’intéressement” was entered into in January 2021, for three years until December 2023. Employees also benefit from an individual bonus scheme (called PN10) negotiated every year while “Négociations Annuelles Obligatoires” (obligatory annual negotiations). The salaries are also renegotiated each year during the “Négociations Annuelles Obligatoires”. A new agreement is due to be negotiated in 2022. At least, the plant benefits from a compulsory profit-sharing agreement (“Accord de participation”) signed in 2007, with three addendums signed in 2009 and in 2010 and 2020, and no expiration date.

At Ferroglobe Mangan Norge AS (“FMN”), three trade unions are represented among the employees. There is a collective bargaining agreement in place for all trade unions. This agreement is due to be renegotiated in April 2022. However, annual salary negotiations will take place as using in May-June 2022. The unions represented at FMN are Industry and Energy (IE – for operators), Tekna (an engineers union), and FLT (a supervisors union).

In South Africa the wage agreements for both the TCM Delmas mine and the Emalahleni plant expired on 29 February 2021 and 30 June 2021 respectively. Both agreements were renegotiated for a further one year duration without any dispute. Negotiations to renew the agreements for the 2022/2023 period commenced in February 2022. The Polokwane plant was closed in July 2019 and all the employees were furloughed without any dispute. The care and maintenance team in Polokwane was successfully reduced to only 6 employees during 2021. As of December 31, 2021 the labour complement at Polokwane was 6 permanent employees.

Hourly employees at the Selma, Alabama facility are covered by a collective bargaining agreement with the Industrial Division of the Communications Workers of America under a contract that will expire on April 30, 2022. Hourly employees at the Alloy, West Virginia and Bridgeport, Alabama facilities are covered by collective bargaining agreements with The United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union under contracts running through March 13, 2022 and February 28, 2022, respectively. In 2021 the Niagara Facility was sold. In 2022 the Selma facility was restarted.

Union employees in Argentina work under an annual National contract valid from May 2021 to April 30, 2022.

Union employees at the Bécancour plant in Québec are covered by a Union Certification held by CEP, Local 184. The corresponding collective bargaining agreement at the Bécancour facility runs through April 30, 2024, following negotiations completed in 2021.

In the People’s Republic of China (“PRC”), at our Yonvey plant, where operations were restarted in 2017, there is a labor union committee, supervised by the local labor union and required by it to enter into annual agreements on matters such as collective representation, collective salary negotiation and the protection of women’s rights. The collective salary agreement in force at Yonvey remained in effect until March 2021, a new agreement is due to be negotiated in March, 2022. Labor dues at Yonvey have been paid by reference to actual headcount at the site.

A COVID-19 Committee was constituted in March 2020 and continues to meet periodically to review the evolution of the COVID-19 situation and take decisions regarding preventative and other measures.

E.    Share Ownership

The following table and accompanying footnotes show information regarding the beneficial ownership of our shares as of March 8, 2022 by:

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

	Number of Shares	Percentage of
	Beneficially Owned	Outstanding Shares
Directors and Executive Officers:
Javier López Madrid (1)	168,424	*
Marco Levi	—	—
Beatriz Garcia Cos Muntanola	—	—
Bruce L. Crockett	41,000	*
Stuart E. Eizenstat	56,632	*
Manuel Garrido y Ruano	870	*
Marta de Amusategui y Vergara	78,220	—
Juan Villar-Mir de Fuentes	—	—
Rafael Barrilero Yarnoz	—	—
Nicolas De Santis	—	—
Belen Villalonga	—	—
Silvia Villar-Mir de Fuentes	—	—
Directors and Executive Officers as a Group	345,146
*	Less than one percent (1%)

(1)Includes 28,117 shares issuable upon exercise of options over ordinary shares which options which expire on November 24, 2026. Includes 70,464 shares issuable upon exercise of options over ordinary shares which options which expire on June 11, 2027. Includes 46,777 shares issuable upon exercise of options over ordinary shares which options which expire on March 20, 2028. Includes 23,066 shares issuable in concept of deferred bonus which is exercisable until June 24, 2028. The options referred to above were issued under the Ferroglobe PLC Equity Incentive Plan (EIP) under which awards may be made to selected employees of the Company. Awards under the EIP have been made to members of senior management, including to Mr. López Madrid on the terms set out in “– Compensation” above.

ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

The following table sets forth certain information regarding beneficial ownership of shares by each stockholder known by us to be the beneficial owner of more than 5% of our shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Percentage of ownership is based on 187,313,460 shares outstanding (excluding those held in Treasury).

	Number of Shares	Percentage of
	Beneficially Owned	Outstanding Shares
Grupo Villar Mir, S.A.U.	91,125,519	48.6%
Rubric Capital Management LP	13,648,711	7.3%
The Goldman Sachs Group, Inc.	9,806,757	5.2%

The Company’s shareholders do not have different voting rights.

As of April 29, 2022, Ferroglobe had four record holders in the United States, holding all of our outstanding shares. One of these shareholders is Cede & Co. The shares held by Cede & Co as record holder are held for underlying beneficial holders holding in ‘street name’.

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

Grupo VM shareholder agreement

On November 21, 2017, we entered into an amended and restated shareholder agreement with Grupo VM (the “Grupo VM Shareholder Agreement”), as amended on January 13, 2021, and July 29, 2021 that contains various rights and obligations with respect to Grupo VM’s Ordinary Shares, including in relation to the appointment of directors and dealings in the Company’s shares. It sets out a maximum number of directors (the “Maximum Number”) designated by Grupo VM (each, a “Grupo VM Director”) dependent on the percentage of share capital in the Company held by Grupo VM. The Maximum Number is three, if Grupo VM’s percentage of the Company’s shares is greater than 25%; two if the percentage is greater than 15% but less than 25%; and one if the percentage is greater than 10% but less than 15%. As at the date of the Grupo VM Shareholder Agreement, the Board of Directors of the Company has three Grupo VM Directors.

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

VM Energía and Energya VM

Under contracts entered into with FerroAtlántica S.A.U., (“FAU”) on June 22, 2010 and December 29, 2010 (assigned to FerroAtlántica de Boo, S.L.U. (“FAU Boo”) and to FerroAtlántica de Sabon, S.L.U. (“FAU Sabon”) in August 2019 in anticipation of the FAU Disposal), and with Hidro Nitro Española on December 27, 2012 (assigned to FerroAtlántica del Cinca when Hidro Nitro Española was sold in December 2018), VM Energía supplies the energy needs of the Boo, Sabón and Monzón electrometallurgy facilities, as a broker for FAU (FAU Boo or FAU Sabon, as appropriate) and Hidro Nitro Española (now FerroAtlántica del Cinca) in the wholesale power market. The contracts allow FAU (FAU Boo or FAU Sabon, as appropriate) and Hidro Nitro Española (now FerroAtlántica del Cinca) to buy energy from the grid at market conditions without incurring costs normally associated with operating in the complex wholesale power market, as well as to apply for fixed price arrangements in advance from VM Energía, based on the energy markets for the power, period and profile applied for. The contracts have a term of one year, which can be extended by the mutual consent of the parties to the contract. The contracts were renewed in January 2019 and will renew annually for up to three years unless terminated. The contracts were again renewed in January 2020. In January 2021, the contracts were renewed for two years with the possibility to extend it for additional one-year periods unless terminated with thirty days’ notice. On September 30, 2021 Grupo FerroAtlántica, S.A.U absorbed its subsidiaries FAU Boo and FAU Sabón assuming all the rights and obligations derived from those contracts. The relevant contracting party within the Ferroglobe group pays VM Energía a service charge in addition to paying for the cost of energy purchase from the market. For the fiscal year ended December 31, 2021, Grupo Ferroatlantica S.A.U and FerroAtlantica del Cinca’s obligations to make payments to VM Energía under their respective agreements for the purchase of energy plus the service charge amounted to $102,065 thousand and $30,501 thousand, respectively. For the fiscal year ended December 31, 2020, FAU Boo, FAU Sabon and FerroAtlantica del Cinca’s obligations to make payments to VM Energía under their respective agreements for the purchase of energy plus the service charge amounted to $16,924 thousand, $14,334  thousand and $8,643 thousand, respectively. These contracts are similar to contracts FerroAtlántica signs with other third-party brokers.

Under contracts entered into with Rocas, Arcillas y Minerales SA (“RAMSA”) on December 3, 2010 and with Cuarzos Industriales SA (“CISA”) on April 27, 2012, VM Energía supplied the energy needs of the mining facilities operated by those companies, as a broker for RAMSA and CISA in the wholesale power market. RAMSA and CISA are both subsidiaries of the Company operating in the mining sector. These agreements superseded in 2019 by agreements entered into as of 15 March 2019 between VM Energía and each of RAMSA and CISA pursuant to which VM Energía provides equivalent intermediary services for term of one year, renewing annually. For the fiscal year ended December 31, 2021, RAMSA and CISA’s obligations to make payments to VM Energía under their respective agreements amounted to $1,012 thousand and $353 thousand respectively. For the fiscal year ended December 31, 2020, RAMSA was obliged to make payments to VM Energía of $427 thousand under its agreements then in force with VM Energía and CISA was obliged to make payments to VM Energía of $220 thousand under its agreements then in force with VM Energía.

Additionally, for the fiscal year ended December 31, 2021, 2020 and 2019, Enérgya VM invoiced other subsidiaries of FerroAtlántica for a total amount of $120 thousand, $79 thousand and $89 thousand, respectively.

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

On November 10, 2021 Grupo FerroAtlántica entered into an agreement with VM Energía and Parque Eólico A Picota, S.L.U. (a VM Energía subsidiary) for a free assignment of 10% of the Guarantees of Origin of the total energy consumed by Grupo FerroAtlántica for five (5) years when the wind farms start to produce (in 2023 according to the estimation).

On December 14, 2021, Grupo FerroAtlántica entered into an agreement with VM Energía to assist in the identification of counterparties and intermediation for the closing of long-term power purchase agreements.

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

Under a contract entered into on January 1, 2004, Espacio I.T. provided FAU with information processing, data management, data security, communications, systems control and customer support services. The contract was assigned to Servicios shortly prior to the FAU Disposal; it has a one-year term, subject to automatic yearly renewal, unless terminated with notice provided three months prior to the scheduled renewal. The base yearly amount due under the contract for these services is $641 thousand, exclusive of VAT and subject to inflation adjustment. For the period from January 1, 2019 to August 13, 2019 when the contract was assigned to Servicios, FerroAtlántica’s obligations to make payments to Espacio I.T. under this agreement amounted to $1,101 thousand. For the period from August 14, 2019 to December 31, 2019, Servicios’s obligations to make payments to Espacio IT under this agreement amounted to $552 thousand. For the years ended December 31, 2020 and 2021, Servicios’s obligations to make payments to Espacio IT under this agreement amounted to $1,406 thousand and $1,427 thousand respectively.

Under a contract entered into on January 1, 2006, Espacio I.T. provides FerroPem, SAS with information processing, data management, data security, communications, systems control and customer support services. The contract has a one-year term, subject to automatic yearly renewal, unless terminated with notice provided three months prior to the scheduled renewal. The base yearly amount due under the contract for these services is $826 thousand, exclusive of VAT and subject to inflation adjustment. For the fiscal years ended December 31, 2021, 2020, and 2019, FerroPem, SAS’s obligations to make payments to Espacio I.T. under this agreement amounted to $860 thousand, $823 thousand and $866 thousand, respectively.

Under a contract entered into on January 1, 2009, Espacio I.T. provides Silicon Smelters (Pty), Ltd. with services including the maintenance and monitoring of the company’s network, servers, applications, and user workstations, as well as standard software licenses. The contract has a one‑year term, subject to automatic yearly renewal, unless terminated with notice three months prior to the scheduled renewal. The base yearly amount due under the contact is $266 thousand, subject to inflation adjustment. For the fiscal years ended December 31, 2021, 2020 and 2019 Silicon Smelters (Pty), Ltd.’s obligations to make payments to Espacio I.T. under this agreement amounted to $274 thousand, $264 thousand, and $254 thousand, respectively.

Under a contract entered into on May 2, 2016, Espacio I.T. provides Quebec Silicon with services including the maintenance and monitoring of its network, servers, applications, and user workstations, as well as standard software licenses at Quebec Silicon. The contract has a one‑year term, subject to automatic yearly renewal, unless terminated with notice three months prior to the scheduled renewal. The base yearly amount due under the contract is $148 thousand, subject to inflation adjustment. For the fiscal years ended December 31, 2021, 2020 and 2019 payments made under this contract to Espacio I.T. were $147 thousand, $141 thousand and $138 thousand, respectively.

Espacio I.T. also provides development services to FerroAtlántica under a contract dated July 21, 2017 for enhancements to Gesindus, FerroAtlántica’s ERP system, and hosting services in connection with the company’s document management system under a contract dated February 22, 2017, both on an ongoing basis. FerroAtlántica had transactions with Espacio I.T. under the former contract for the Gesindus development services for the fiscal year ended December 31, 2019 of $9 thousand, and under the latter contract for the hosting services for the fiscal years ended December 31, 2021, 2020 and 2019 of $97 thousand, $101 thousand and $197 thousand, respectively.

Espacio I.T. also provides Grupo FerroAtlántica with IT outsourcing services in connection with the Mangshi facility in China and provided Hidro Nitro Española with IT services, for neither of which is there a formal contract in place. For the year ended December 31, 2020,Grupo FerroAtlántica’s obligations to make payments to Espacio IT in connection with the Mangshi facility in China amounted to $41 thousand. For the year ended December 31, 2020, FerroAtlántica del Cinca obligations to make payments to Espacio IT in connection with these services amounted to $232 thousand. For the year ended December 31, 2021,Grupo FerroAtlántica’s obligations to make payments to Espacio IT in connection with the Mangshi facility in China amounted to $30 thousand. For the year ended December 31, 2021, FerroAtlántica del Cinca obligations to make payments to Espacio IT in connection with these services amounted to $240 thousand.

For the fiscal years ended December 31, 2021, 2020 and 2019, Espacio I.T. and other subsidiaries of Grupo VM involved in the provision of IT services invoiced FAU and other subsidiaries of Grupo FerroAtlántica and Ferroglobe PLC in a total amount of $190 thousand, $161 thousand, and $144 thousand, respectively.

On March 24, 2021, Servicios entered into an agreement with Espacio I.T., effective as from January 1, 2021, for the maintenance of the network electronics equipment (switches) that allow interconnection between all the user devices (computers and printers) on each of Ferroglobe floors (49th and 45th floors). The services include monitoring in order to detect eventual incidents in the network, 24x7 support, maintenance service, and spares to replace devices in the event of a breakdown.

Other agreements with other related parties

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

The remaining equity interests in Blue Power and Aurinka Value, S.L. are owned by third party outside investors. In July 2019 certain changes were made to the terms of the Solar JV to effect its unwinding, as a result of which FerroAtlántica group acquired 100% of the share capital of the operating company set up as part of the joint venture to build and operate the pilot plant for the Solar JV (“OpCo”) and FerroAtlántica group’s wholly owned subsidiary, Silicio Ferrosolar, S.L.U. (now renamed as Ferroglobe Innovation, S.L.) (“SFS”) disposed of 1% of its interest in the research and development company (“R&DCo”) formed to license or develop and own certain intellectual property used in connection with the Solar JV. These changes are described further below.

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

In July 2019, the Solar JV was unwound on the following terms:

●	FerroAtlántica acquired the whole of the share capital of OpCo for €1;
●	Aurinka PV acquired 1% of SFS’s interest in the share capital of R&DCo for €1, such that, following such disposal, R&DCo is owned as to 50% by SFS and, following the disposal of its 49% shareholding by Blue Power to Aurinka PV, 50% by Aurinka PV;
●	SFS agreed to sell certain patents to R&DCo for €1;
●	arrangements were made between;
o	Aurinka PV and OpCo pursuant to which Aurinka PV will continue to maintain the Puertollano plant for a monthly fee of $33.6 thousand and for a maximum term expiring on December 31, 2020. Amounts paid pursuant to these arrangements in the fiscal year ended December 31, 2019 totalled $404;
o	Aurinka PV and FerroAtlántica, FAU and Opco for the payment by the latter of the sum of $2,800 thousand and the grant by Opco to Aurinka of an option to purchase certain equipment with a book value of approximately $6,721 thousand for the sum of $1,120 thousand, in satisfaction of any claim Aurinka PV might otherwise have in relation to the termination of the Solar JV;
o	Aurinka PV and FerroAtlántica, SFS and Opco for the marketing and promotion of the sale of the OpCo and SFS’s rights in R&DCo, including a right of first refusal to Aurinka PV to purchase the 50% shares in R&DCo owned by SFS and a right of first refusal to Aurinka PV to acquire assets owned by Opco. This agreement was extended until June 30, 2021 and the purchase option was exercised on February 24, 2021. On March 10, 2021 the Parties partially executed the purchase option $111 Thousand.
●	save as set out above, all arrangements in place with Blue Power or Aurinka PV in relation to OpCo or R&DCo and any rights or claims which Aurinka PV or Blue Power might have in relation thereto were brought to an end.

Corporate Vision Strategists Ltd.

On September 20, 2020 Ferroglobe entered into a lease agreement with Corporate Vision Strategists Ltd for the provision of corporate and head office services for 13 Chesterfield Street, Mayfair, London, W1J 5JN. Nicolas de Santis, a Ferroglobe Director, became a director of the Company on May 13, 2021 and  exercises significant influence over Corporate Vision Strategists Ltd as the company is wholly owned by him. For the year ended December 31, 2021, Ferroglobe’s obligations to make payments to Corporate Vision Strategists Ltd under this agreement amounted to $68 thousand.

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

Asbestos-related claims

Certain employees of FerroPem, SAS, then known as Pechiney Electrometallurgie, S.A. (“PEM”), may have been exposed to asbestos at its plants in France in the decades prior to FerroAtlántica Group’s purchase of that business in December 2004. During the period in question, PEM was wholly-owned by Pechiney Bâtiments, S.A., which had certain indemnification obligations to FerroAtlántica pursuant to the 2004 Share Sale and Purchase Agreement under which our FerroAtlántica acquired PEM. As of December 31, 2020, approximately 100 such employees “declared” asbestos-related injury to the French social security agencies. Approximately, three quarters of these cases now have been closed.  Of the remaining cases, approximately half include assertions of “inexcusable negligence” (“faute inexcusable”) which, if upheld, may lead to material liability in the aggregate on the part of FerroPem.  Other employees may declare further asbestos-related injuries in the future, and may likewise assert inexcusable negligence. Litigation against, and material liability on the part of, FerroPem will not necessarily arise in each case, and to date a majority of such declared injuries have been minor and have not led to significant liability on Ferropem’s part. Whether liability for “inexcusable negligence” will be found is determined case-by-case, often over a period of years, depending on the evolution of the claimant’s asbestos-related condition, the possibility that the claimant was exposed while working for other employers and, where asserted, the claimant’s ability to prove inexcusable negligence on PEM’s part. Because of these and other uncertainties, no reliable estimate can be made of FerroPem’s eventual liability in these matters, with exception of three grave cases that were litigated through the appeal process and in which claimants’ assertions of inexcusable negligence were upheld against FerroPem. Liabilities in respect to asbestos-related claims have been recorded at December 31, 2021 at an estimated amount of $1,143 thousand.

Environmental matters

Since 2016, GMI has been negotiating with the U.S. Department of Justice (the “DOJ”) and the U.S. Environmental Protection Agency (the “EPA”) to resolve two Notices of Violation/Findings of Violation (“NOV/FOV”) that the EPA issued to the Beverly facility.  The first NOV/FOV was issued on July 1, 2015 and alleges certain violations of the Prevention of Significant Deterioration (“PSD”) and New Source Performance Standards provisions of the Clean Air Act associated with a 2013 project performed at GMI’s Beverly facility. Specifically, the July 2015 NOV/FOV alleges violations of the facility’s existing operating and construction permits, including allegations related to opacity emissions, sulfur dioxide and particulate matter emissions, and failure to keep necessary records and properly monitor certain equipment. The second NOV/FOV was issued on December 6, 2016, and arose from the same facts as the July 2015 NOV/FOV and subsequent EPA inspections. The second NOV/FOV alleges opacity exceedances at certain units, failure to prevent the release of particulate emissions through the use of furnace hoods at a certain unit, and the failure to install Reasonably Available Control Measures (as defined) at certain emission units at the Beverly facility. Since that time, GMI and the authorities have continued negotiations regarding potential resolution of the NOV/FOVs, which negotiations are ongoing.  As part of the ongoing consent process to resolve the NOVs/FOVs, the authorities could demand that GMI install additional pollution control equipment or implement other measures to reduce emissions from the facility, as well as pay a civil penalty.  At this time, however, GMI is unable to determine the extent of potential injunctive relief or the amount of civil penalty a negotiated resolution of this matter may entail. Should the DOJ and GMI be unable to reach a negotiated resolution of the NOVs/FOVs, the authorities could institute formal legal proceedings for injunctive relief and civil penalties. The statutory maximum penalty is $93,750 per day per violation, from April, 2013 to December 2021, and $109,024 per day thereafter.

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

In February 2016, Mr. López Madrid was called as “investigado” by a Spanish investigative court in connection with the “Púnica” investigation into possible bribery relating to awards of public contracts. This investigation, in which numerous individuals have been called as “investigado” thus far, has been pending since October 2014. He remains as “investigado” and no formal charges have been filed.

In connection with this matter, a further investigation (the “Lezo” investigation) was initiated and, in April 2017, Mr. López Madrid was questioned in relation to an alleged payment in 2007 of €1.4 million in favor of public officials by Obrascón Huarte Lain, S.A. (“OHL”), a company listed in Spain and partially owned by Grupo VM. Mr. López Madrid was a non-executive director of OHL at the time of the alleged payment and has never held executive responsibility at OHL. Charges have been filed in connection with the “Lezo” investigations, and Mr. López Madrid has filed his defense brief vehemently denying the allegations against him.

In June 2014, Mr. López Madrid filed a criminal complaint in a Spanish court against a Dermatologist who had previously treated his family, alleging that she had harassed Mr. López Madrid, his family and associates through anonymous phone calls and messages making false accusations and serious threats, which were received daily over a period of several months. The Dermatologist was called as “investigado” and this case is currently in judicial proceedings.

In September 2014, the Dermatologist filed a criminal complaint in another Spanish court against Mr. López Madrid for harassment and in connection with which he was called as “investigado”. Currently the case is in the intermediate phase, in which it will be determined whether or not to proceed formally against him. In a subsequent expansion of the claim, the investigative court is investigating an accusation that Mr. López Madrid hired a former police commissioner to harass and physically assault the Dermatologist, which case is also in the intermediate phase. Mr. López Madrid vehemently denies the allegations against him in both cases.

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

B.    Significant Changes

On February 16, 2022, the Company announced that the Spanish Fund for supporting strategic companies, on a proposal of the Sociedad Estatal de Participaciones Industriales (“SEPI”), a Spanish state-owned industrial holding company affiliated with the Ministry of Finance and Administration, has approved €34.5 million in loans to Grupo Ferroatlántica, S.A.U. and Grupo Ferroátlantica de Servicios, S.L.U., wholly owned subsidiaries of the Company. These loans are part of the SEPI fund intended to provide assistance to non-financial companies operating in strategically important sectors within Spain in the wake of the COVID-19 pandemic.

The €34.5M was funded using a dual-tranche loan, with €17.25M maturing in February 2025 and €17.25M maturing in June 2025. €16.9M of the loan carries a fixed interest rate of 2% per annum, and interest on the remaining €17.6M is calculated as IBOR plus a spread of 2.5% in the first year, 3.5% in the second and third years and 5.0% in the fourth year, plus an additional 1.0% payable if the result before taxes of the Beneficiaries is positive.  The loans are guaranteed by the Company and certain of its subsidiaries.

ITEM 9.       THE OFFER AND LISTING

Our ordinary shares are listed for trading on the NASDAQ Global Selected Market in U.S. Dollars under the symbol “GSM.”

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

Subject to certain exceptions, loans under the ABL Revolver may be borrowed, repaid and reborrowed at any time until the facility’s expiration date. The legal maturity date of the ABL Revolver is October 11, 2024, which was five years after the initial drawdown under the facility. Notwithstanding this, the terms of the facility provided a spring forward provision which required the ABL Revolver to be repaid on the date which was three (3) months prior to the maturity date of the senior Notes (March 1, 2022), which would currently imply a facility repayment date of December 1, 2021. This spring forward provision would adjust in respect of a refinancing of the senior Notes to be the date which was three (3) months prior to the date of any permitted refinancing of the Notes. There was a provision in the ABL Revolver credit agreement which requires the approval of PNC Bank, as agent on behalf of the lender, to the terms of any refinancing of the senior unsecured notes and provides, inter alia, that the maturity date of such refinancing shall be no earlier than January 9, 2025.

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

Super Senior Notes

On May 17, 2021, Ferroglobe Finance Company, plc (the “UK Issuer”) issued a tranche of the Super Senior Notes, comprising an initial $40 million of an aggregate of $60 million 9.0% senior secured notes due 2025, in an offering that was not subject to the registration requirements of the Securities Act. Additional Super Senior Notes were issued on July 29, 2021 such that a total of $60 million in aggregate principal amount was outstanding on such date.

The Super Senior Notes are governed by an indenture (the “Super Senior Notes Indenture”) entered into by, among others, the UK Issuer, GLAS Trustees Limited, as trustee, Global Loan Agency Services Limited, as paying agent, GLAS Trust Corporation Limited, as security agent, and the guarantors named therein (the “Super Senior Notes Guarantors”). The Super Senior Notes mature on June 30, 2025 and are secured by certain share pledges, bank account pledges, intercompany receivables pledges, inventory pledges and security over certain real property, leases and other assets.

The Super Senior Notes, and the guarantees thereof, are general secured, senior obligations of the UK Issuer and the Super Senior Notes Guarantors, as applicable, and rank senior in right of payment to any and all of the existing and future indebtedness of the UK Issuer and the Super Senior Notes Guarantors, as applicable, that is expressly subordinated in right of payment to the Super Senior Notes and such guarantees, as applicable.

At any time from July 29, 2021, the UK Issuer may redeem all or, from time to time, part of the Super Senior Notes upon not less than 10 nor more than 60 days’ notice to the holders, at the following redemption prices: (i) commencing on July 29, 2021 to the date falling 15 months after July 29, 2021, at a redemption price of 100% of the principal amount of the Super Senior Notes being redeemed plus accrued and unpaid interest and additional amounts, (ii) commencing after the date falling 15 months after July 29, 2021 to the date falling nine (9) months after such date, at a redemption price of 100% of the principal amount of the Super Senior Notes being redeemed plus the “make-whole” premium, plus accrued and unpaid interest and additional amounts, (iii) commencing after the date falling 24 months after July 29, 2021 to the date falling 36 months after July 29, 2021, at a redemption price of 104.5% of the principal amount of the Super Senior Notes being redeemed plus accrued and unpaid interest and additional amounts and (iv) commencing after the date falling 36 months after July 29, 2021 and thereafter, at a redemption price of 100% of the principal amount of the Super Senior Notes being redeemed plus accrued and unpaid interest and additional amounts.

The Super Senior Notes Indenture require us to offer to repurchase all or any part of each holder’s Super Senior Notes upon the occurrence of a change of control, as defined in the Super Senior Notes Indenture, at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest thereon, to the date of purchase. A change of control will occur upon the acquisition of 35% or more of the total voting power of our shares by persons other than certain permitted holders including Grupo VM and such permitted holders “beneficially own” directly or indirectly in the aggregate the same or a lesser percentage of the total voting power of our shares than such other “person” or “group” of related persons. However, the Super Senior Notes Indenture states that no change of control shall occur or be deemed to occur by reason of:

1.	any enforcement of rights or exercise of remedies under the GVM Share Pledge, including any sale, transfer or other disposal or disposition of the shares in Ferroglobe in connection there with;

2.	any disposal by Grupo VM of its shares in Ferroglobe where the purpose of that transaction is to facilitate the repayment or discharge (in full or in part) of the GVM Loan and the proceeds of sale are promptly applied towards such repayment or discharge; or
3.	any mandatory offer (or analogous offer) required under the City Code on Takeovers and Mergers or any analogous regulation applied in any jurisdiction as a consequence of a transaction under limbs (1) or (2) above, provided that, if any transaction under paragraphs (1) to (3) above occurs which, but for such paragraph(s), would be a “Change of Control” as a consequence of any person or persons (other than Tyrus) (x) acquiring any voting stock of Ferroglobe PLC (or any other successor company) or (y) being or becoming the “beneficial owner” of the voting power of any voting stock of Ferroglobe PLC (or any other successor company) (such person(s), the “Controlling Shareholder”):

●	the Controlling Shareholder has within 60 days of that transaction and at its election:
o	paid to the Holders, on a pro rata basis, a fee in an aggregate amount equal to the product of(i) the aggregate principal amount outstanding of the Notes, (ii) 0.02 and (iii) the number of years (or part-thereof, with any part of a year calculated on the basis of the number of days divided by 360) from the payment date of such fee to June 30, 2025; or
o	made an offer to all Holders to purchase one-third of the Notes on a pro rata basis at a price equal to (A) in the first fifteen months after the Issue Date, 100% of the principal amount of such Notes plus accrued and unpaid interest or (B) at any time after the first fifteen months following the Issue Date, 101% of the principal amount of such Notes plus accrued and unpaid interest; or
●	either or both of the Issuers within 60 days of that transaction has made an offer to all Holders to repurchase or purchase (as applicable), or has otherwise redeemed, one-third of the Notes on a pro rata basis at a price equal to (A) in the first fifteen months after the Issue Date,100% of the principal amount of such Notes plus accrued and unpaid interest or (B) at anytime after the fifteen months following the Issue Date, 101% of the principal amount of such Notes plus accrued and unpaid interest, resulting in such repurchased, purchased or redeemed Notes being cancelled, and provided further that the Controlling Shareholder is not a Restricted Person.

Where:

“GVM Loan” means any financing provided by Tyrus to Grupo VM or owing by Grupo VM to Tyrus, from time to time.

“GVM Share Pledge” means any share pledge or charge or other similar security over the shares in Ferroglobe PLC held by Grupo VM granted by Grupo VM in support of or as collateral for its obligations under any Grupo VM Loan from time to time.

“Restricted Person” means any person that: (a) is listed on the United States Specifically Designated Nationals and Blocked Persons List; the European Union Consolidated List of Persons, Groups and Entities subject to EU Financial Sanctions; or the United Kingdom Consolidated List of Financial Sanctions Targets (each a “Sanctions List”); (b) is owned or controlled by a person identified on a Sanctions List, to the extent that such ownership or control results in such person being subject to the same restrictions as if such person were themselves identified on the corresponding Sanctions List; (c) is located in or incorporated under the laws of a country or territory that is the target of comprehensive sanctions imposed by the United States, which for the purposes of this Agreement, as at the date of signature of this Agreement by the last of its signatories are Iran, Syria, Cuba, the Crimea Region, and North Korea; (d) has, within the last five years, been prosecuted by a relevant authority in the United States, the United Kingdom or any member state of the European Union, in relation to a breach of securities laws (in so far as such prosecution relates to insider dealing, unlawful disclosure, market manipulation or prospectus liability) or criminal laws relating to fraud or anti-corruption, save for instances where the prosecution has concluded and did not result in any criminal or civil settlement or penalty being imposed in relation to such breaches; or (e) is a Subsidiary of a person described in (d) above.

The Super Senior Notes Indenture restricts, among other things, the ability of Ferroglobe and its restricted subsidiaries to:

●	borrow or guarantee additional indebtedness;
●	pay dividends, repurchase shares and make distributions of certain other payments;
●	make certain investments;
●	create certain liens;
●	merge or consolidate with other entities;
●	Enter into certain transactions with affiliates;
●	sell,lease or transfer certain assets, including shares of any restricted subsidiary of Ferroglobe; and
●	guarantee certain types of other indebtedness of Ferroglobe and its restricted subsidiaries withoutalso guaranteeing the Super Senior Notes.

Old Notes

On February 15, 2017, Ferroglobe PLC and Globe issued the Old Notes, comprising $350 million 9⅜% senior notes due 2022, in an offering that was not subject to the registration requirements of the Securities Act. Pursuant to a consent solicitation completed on July 29, 2021 relating to the exchange of the Old Notes, the proposed amendments eliminated substantially all of the restrictive covenants, all of the reporting covenants and certain of the events of default in the Old Notes Indenture. As of July 29, 2021 $4.9 million in aggregate principal amount of the Old Notes was outstanding.

The Old Notes are governed by the Old Notes Indenture entered into by, among others, Ferroglobe and Globe, as issuers, Wilmington Trust, National Association, as trustee, registrar and paying agent, and the guarantors named therein (the “Old Notes Guarantors”).

The Old Notes and the guarantees thereof are general unsecured, senior obligations of Ferroglobe and Globe and the Old Notes Guarantors, as applicable, and rank senior in right of payment to any and all of the existing and future indebtedness of Ferroglobe, Globe and the Old Notes Guarantors, as applicable, that is expressly subordinated in right of payment to the Old Notes and such guarantees, as applicable.

Ferroglobe and Globe may redeem all or, from time to time, part of the Old Notes upon not less than 10 nor more than 60 days’ notice to the holders, at a redemption price of 100% of the principal amount of the Old Notes being redeemed plus accrued and unpaid interest and additional amounts, if any, to, but not including, the applicable redemption date.

On March 1, 2022, Ferroglobe repaid in its entirety the old notes for an amount equal to $5,175 thousand cancelling its obligations derived from the old notes indenture.

Reinstated Notes

Pursuant to the Exchange Offer, Ferroglobe PLC, the UK Issuer and Globe offered to eligible holders of the Old Notes the opportunity to exchange any and all of the Old Notes for new 9⅜% senior secured notes due 2025 issued by the UK Issuer and Globe.

The Reinstated Notes are governed by an indenture (the “Reinstated Notes Indenture”) entered into by, among others, Ferroglobe and Globe, as issuers, GLAS Trustees Limited, as trustee, Global Loan Agency Services Limited, as paying agent, GLAS Trust Corporation Limited, as security agent, and the guarantors named therein. The Reinstated Notes are guaranteed on a senior basis by Ferroglobe and each subsidiary of Ferroglobe that guarantees the UK Issuer’s obligations under the Super Senior Notes (other than Globe) (the “Reinstated Notes Guarantors”). The Reinstated Notes mature on December 31, 2025 and are secured by the same collateral that secures the Super Senior Notes.

The Reinstated Notes, and the guarantees thereof, are general secured, senior obligations of Ferroglobe and Globe and the Reinstated Notes Guarantors, as applicable, and will rank senior in right of payment to any and all of the existing and future indebtedness of Ferroglobe, Globe and the Reinstated Notes Guarantors, as applicable, that is expressly subordinated in right of payment to the Reinstated Notes and such guarantees, as applicable.

Ferroglobe and Globe may redeem all or, from time to time, part of the Reinstated Notes upon not less than 10 nor more than 60 days’ notice to the holders, at the following redemption prices: (i) at any time prior to July 31, 2022, Ferroglobe and Globe may redeem all or part of the Reinstated Notes at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the date of redemption, plus a “make whole” premium, (ii) during the twelve-month period beginning on July 31, 2022, at a redemption price of 104.6875% of the principal amount of the Reinstated Notes being redeemed plus accrued and unpaid interest and additional amounts, (iii) during the twelve-month period beginning on July 31, 2023, at a redemption price of 102.34375% of the principal amount of the Reinstated Notes being redeemed plus accrued and unpaid interest and additional amounts, (iv) during the twelve-month period beginning on July 31, 2024, at a redemption price of 101% of the principal amount of the Reinstated Notes being redeemed plus accrued and unpaid interest and additional amounts, and (v) from July 31, 2025, at a redemption price of 100% of the principal amount of the Reinstated Notes being redeemed plus accrued and unpaid interest and additional amounts.

The Reinstated Notes Indenture require us to offer to repurchase all or any part of each holder’s Reinstated Notes upon the occurrence of a change of control, as defined in the Reinstated Notes Indenture, at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest thereon, to the date of purchase. A change of control will occur upon the acquisition of 35% or more of the total voting power of our shares by persons other than certain permitted holders including Grupo VM and such permitted holders “beneficially own” directly or indirectly in the aggregate the same or a lesser percentage of the total voting power of our shares than such other “person” or “group” of related persons. However, the Reinstated Notes Indenture states that no change of control shall occur or be deemed to occur by reason of:

1.	any enforcement of rights or exerciseof remedies under the GVM Share Pledge, including any sale, transfer or other disposal ordisposition of the shares in Ferroglobe in connection there with;
2.	any disposal by Grupo VM of its sharesin Ferroglobe where the purpose of that transaction is to facilitate the repayment or discharge(in full or in part) of the GVM Loan and the proceeds of sale are promptly applied towardssuch repayment or discharge; or
3.	any mandatory offer (or analogous offer) required under the City Code on Takeovers and Mergers or any analogous regulation applied in any jurisdiction as a consequence of a transaction under limb (1) or (2) above, provided that, if any transaction under paragraphs (1) to (3) above occurs which, but for such paragraph(s), would be a “Change of Control” as a consequence of any person or persons (other than Tyrus) (x) acquiring any voting stock of Ferroglobe PLC (or any other successor company) or (y) being or becoming the “beneficial owner” of the voting power of any voting stock of Ferroglobe PLC (or any other successor company) (such person(s), the “Controlling Shareholder”):

●	the Controlling Shareholder has within 60 days of that transaction and at its election:
o	paid to the Holders, on a pro rata basis, a fee in an aggregate amount equal to the product of(i) the aggregate principal amount outstanding of the Reinstated Notes, (ii) 0.02 and (iii)the number of years (or part-thereof, with any part of a year calculated on the basis of the number of days divided by 360) from the payment date of such fee to December 31, 2025; or
o	made an offer to all Holders to purchase one-third of the Notes on a pro rata basis at a price equal to 101% of the principal amount of such Notes plus accrued and unpaid interest; or

●	either or both of the Issuers within 60 days of that transaction has made an offer to all Holders to repurchase or purchase (as applicable), or has otherwise redeemed, one-third of the Note son a pro rata basis at a price equal to 101% of the principal amount of such Notes plus accrued and unpaid interest, resulting in such repurchased, purchased or redeemed Notes being cancelled, and provided further that the Controlling Shareholder is not a Restricted Person.

Where:

“GVM Loan” means any financing provided by Tyrus to Grupo VM or owing by Grupo VM to Tyrus, from time to time.

“GVM Share Pledge” means any share pledge or charge or other similar security over the shares in Ferroglobe PLC held by Grupo VM granted by Grupo VM in support of or as collateral for its obligations under any Grupo VM Loan from time to time.

“Restricted Person” means any person that: (a) is listed on the United States Specifically Designated Nationals and Blocked Persons List; the European Union Consolidated List of Persons, Groups and Entities subject to EU Financial Sanctions; or the United Kingdom Consolidated List of Financial Sanctions Targets (each a “Sanctions List”); (b) is owned or controlled by a person identified on a Sanctions List, to the extent that such ownership or control results in such person being subject to the same restrictions as if such person were themselves identified on the corresponding Sanctions List; (c) is located in or incorporated under the laws of a country or territory that is the target of comprehensive sanctions imposed by the United States, which for the purposes of this Agreement, as at the date of signature of this Agreement by the last of its signatories are Iran, Syria, Cuba, the Crimea Region, and North Korea; (d) has, within the last five years, been prosecuted by a relevant authority in the United States, the United Kingdom or any member state of the European Union, in relation to a breach of securities laws (in so far as such prosecution relates to insider dealing, unlawful disclosure, market manipulation or prospectus liability) or criminal laws relating to fraud or anti-corruption, save for instances where the prosecution has concluded and did not result in any criminal or civil settlement or penalty being imposed in relation to such breaches; or (e) is a Subsidiary of a person described in (d) above.

The Reinstated Notes Indenture restricts, among other things, the ability of Ferroglobe and its restricted subsidiaries to:

●	borrow or guarantee additional indebtedness;
●	pay dividends, repurchase shares and make distributions of certain other payments;
●	make certain investments;
●	create certain liens;
●	merge or consolidate with other entities;
●	enter into certain transactions with affiliates;
●	sell, lease or transfer certain assets, including shares of any restricted subsidiary of Ferroglobe; and
●	guarantee certain types of other indebtedness of Ferroglobe and its restricted subsidiaries without also guaranteeing the Reinstated Notes.

Compared to the Old Notes Indenture (prior to certain amendments on July 29, 2021) the Reinstated Notes Indenture have generally more stringent restrictive covenants. Some of these differences include, among others, the following:

●	the elimination of baskets or a reduction of basket sizes in the debt covenant, restricted payment covenant, permitted investments, permitted liens and asset disposition;

●	the addition of a net leverage test in the debt covenant and reduced flexibility in financial calculations;
●	requirement to apply certain excess proceeds to repay debt in accordance with the applicable intercreditor agreement;
●	lower event of default thresholds; and
●	a 90% guarantor coverage test.

Intercreditor Agreement

In connection with the issuance of the Super Senior Notes, the UK Issuer, the Company and certain of its restricted subsidiaries entered into an intercreditor agreement (the “Intercreditor Agreement”) on May 17, 2021. Under the terms of the Intercreditor Agreement, in the event of enforcement of certain collateral the holders of Reinstated Notes will receive proceeds from such collateral only after obligations under the Super Senior Notes have been repaid in full.

REINDUS Loan

On September 8, 2016, FerroAtlántica, S.A.U. (“FAU”), as borrower, and the Spanish Ministry of Industry, Tourism and Commerce (the “Ministry”), as lender, entered into a loan agreements under which the Ministry made available to the borrower a loan in aggregate principal amount of €44.9 million, in connection with the industrial development projects relating to our solar grade silicon project. FAU transferred the loan to OPCO before its sale. See “Item 4.B.—Information on the Company—Business Overview—Research and Development (R&D)—Solar grade silicon.” The loan of €44.9 million was scheduled to be repaid in seven installments starting in 2023 and completing by 2030.  Interest on outstanding amounts under each loan accrues at an annual rate of 3.55%. As of December 31, 2021, the balance of the remaining loan has been presented within Current liabilities.

Use of the proceeds of the outstanding loan was limited to the period between January 1, 2016 and May 24, 2019. On May 24, 2019, a report on uses of the loan was presented to the Ministry. As a result of this report, a partial early repayment of €16.5 million is to be made before the end of the administrative procedure. Due to the COVID-19 pandemic and its effects on administrative procedures as well as bilateral meetings with the Ministry, no results have been received from the Ministry all procedures have been delayed.

On January 25, 2022, the Ministry opened a hearing to decide on reimbursement of the loan. The company presented its allegations on February 15, 2022. Based on those allegations, the reimbursement procedure has been suspended and a new final report is expected to be made by the Ministry by the end of 2022 ending the administrative procedure and establishing the definitive amount of the partial reimbursement to be made.

SEPI loan

On March 3, 2022, Grupo FerroAtlántica and Grupo FerroAtlántica de Servicios (together the “Beneficiaries”) and the Sociedad Estatal de Participaciones Industriales (“SEPI”), a Spanish state-owned industrial holding company affiliated with the Ministry of Finance and Administration, entered into a loan agreement of €34.5 million. This loan is part of the SEPI fund intended to provide assistance to non-financial companies operating in strategically important sectors within Spain in the wake of the COVID-19 pandemic.

The €34.5M was funded using a dual-tranche loan, with €17.25M maturing in February 2025 and €17.25M maturing in June 2025. €16.9M of the loan carries a fixed interest rate of 2% per annum, and interest on the remaining €17.6M is calculated as IBOR plus a spread of 2.5% in the first year, 3.5% in the second and third years and 5.0% in the fourth year, plus an additional 1.0% payable if the result before taxes of the Beneficiaries is positive. The loans are secured by corporate joint guarantees from Ferroglobe, Ferroglobe Holding Company and Ferroglobe Finance Company and certain share pledges, bank account pledges, intercompany receivables pledges, inventory pledges and security over certain real property, and other assets from Grupo FerroAtlántica and certain of its subsidiaries.

Until the loans have been fully repaid, the Beneficiaries are subject to several restrictions, including the following prohibited payments: (1) payment of dividends; (2) payment of management fee; (3) repayment of intra-group loans; (4) payment of intercompany net commercial balances as of June 30, 2021 (denominated “legacy”), with an exception of $20M of those balances. (Intercompany commercial balances generated after Jun-21 are permitted); and (5) payment of interest on intercompany loans corresponding to the years 2021 and 2022.

Other material contracts

See also “Item 7.B.—Major Shareholders and Related Party Transactions—Related Party Transactions.” and  “Item 5.B.—Liquidity and Capital Resources”.

D.    Exchange Controls

See “Item 3.D.—Key Information—Risk Factors—Risks Related to Our Ordinary Shares.”

E.    Taxation.

U.S. federal income taxation

The following is a discussion of the material U.S. federal income tax consequences to U.S. shareholders (as defined below) of the ownership and disposition of ordinary shares. The discussion is based on and subject to the Internal Revenue Code, the U.S. Treasury Regulations promulgated thereunder, administrative rulings and court decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. The discussion applies only to U.S. shareholders that acquire ordinary shares in exchange for cash in this offering and hold ordinary shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). The discussion also assumes that we will not be treated as a U.S. corporation under Section 7874 of the Code. The discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. shareholders in light of their personal circumstances, including any tax consequences arising under the Medicare contribution tax on net investment income, or to such shareholders subject to special treatment under the Code, such as:

●	banks, thrifts, mutual funds, insurance companies, and other financial institutions,
●	real estate investment trusts (REITs) and regulated investment companies (RICs),
●	traders in securities who elect to apply a mark-to-market method of accounting,
●	brokers or dealers in securities or foreign currency,
●	tax-exempt organizations or governmental organizations,
●	individual retirement and other deferred accounts,
●	U.S. shareholders whose functional currency is not the U.S. Dollar,
●	U.S. expatriates and former citizens or long-term residents of the United States,
●	“passive foreign investment companies,” “controlled foreign corporations,” and corporations that accumulate earnings to avoid U.S. federal income tax,
●	persons subject to the alternative minimum tax,

●	shareholders who hold ordinary shares as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction,
●	“S corporations,” partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein),
●	persons that actually or constructively own 10% or more of our voting stock, and
●	shareholders who received their ordinary shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

The discussion does not address any non-income tax consequences or any foreign, state or local tax consequences. For purposes of this discussion, a U.S. shareholder means a beneficial owner of ordinary shares who is:

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

Dividends and other distributions on ordinary shares

Dividends will generally be taxed as ordinary income to U.S. shareholders to the extent that they are paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. As such, subject to the following discussion of special rules applicable to PFICs (as defined below) and, assuming that ordinary shares continue to be listed on the NASDAQ and certain holding-period requirements are met, the gross amount of the dividends paid to U.S. shareholders may be eligible to be taxed at lower rates applicable to dividends paid by a “qualified foreign corporation.” Dividends paid by us will not qualify for the dividends received deduction under Section 243 of the Code otherwise available to corporate shareholders. In general, and subject to the discussion below, the dividend income will be treated as foreign source passive income for U.S. federal foreign tax credit limitation purposes. The rules relating to the determination of the U.S. foreign tax credit are complex and U.S. shareholders should consult their tax advisors to determine whether and to what extent a credit would be available.

To the extent that the amount of any dividend exceeds our current and accumulated earnings and profits for a taxable year, the excess will first be treated as a tax-free return of capital, causing a reduction in the U.S. shareholder’s adjusted basis in ordinary shares. The balance of any excess will be taxed as capital gain, which would be long-term capital gain if the U.S. shareholder has held the ordinary shares for more than one year at the time the dividend is received.

It is possible that we are, or at some future time will be, at least 50% owned by U.S. persons. Dividends paid by a foreign corporation that is at least 50% owned by U.S. persons may be treated as U.S. source income (rather than foreign source passive income) for foreign tax credit purposes to the extent the foreign corporation has more than an insignificant amount of U.S. source income. The effect of this rule may be to treat a portion of any dividends paid by us as U.S. source income, which may limit a U.S. shareholder’s ability to claim a foreign tax credit with respect to foreign taxes payable or deemed payable in respect of the dividends or other foreign source passive income. The Code permits a U.S. shareholder entitled to benefits under the United Kingdom-United States Income Tax Treaty to elect to treat any dividends paid by us as foreign source income for foreign tax credit purposes if the dividend income is separated from other income items for purposes of calculating the U.S. shareholder’s foreign tax credit with respect to U.K. taxes withheld, if any, on the distribution of such dividend income. U.S. shareholders should consult their own tax advisors about the desirability and method of making such an election.

We generally intend to pay dividends in U.S. Dollars. If we were to pay dividends in a foreign currency or other property, the amount of any such dividend will be the U.S. Dollar equivalent value of the foreign currency or other property distributed by us, calculated, in the case of foreign currency, by reference to the exchange rate on the date the dividend is includible in the U.S. shareholder’s income, regardless of whether the payment is in fact converted into U.S. Dollars on the date of receipt. Generally, a U.S. shareholder should not recognize any foreign currency gain or loss if the foreign currency is converted into U.S. Dollars on the date the payment is received. However, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. shareholder includes the dividend payment in income to the date such U.S. shareholder actually converts the payment into U.S. Dollars will be treated as ordinary income or loss. That currency exchange or loss (if any) generally will be income or loss from U.S. sources for foreign tax credit purposes.

Sale, exchange or other taxable disposition of ordinary shares

Subject to the following discussion of special rules applicable to PFICs, a U.S. shareholder will generally recognize taxable gain or loss on the sale, exchange or other taxable disposition of ordinary shares in an amount equal to the difference between the amount realized on such taxable disposition and the U.S. shareholder’s tax basis in the ordinary shares. A U.S. shareholder’s initial tax basis in ordinary shares generally will equal the cost of such ordinary shares.

The source of any such gain or loss is generally determined by reference to the residence of the shareholder such that it generally will be treated as U.S. source income for foreign tax credit limitation purposes in the case of a sale, exchange or other taxable disposition by a U.S. shareholder. However, the Code permits a U.S. shareholder entitled to benefits under the United Kingdom-United States Income Tax Treaty to elect to treat any gain or loss on the sale, exchange or other taxable disposition of ordinary shares as foreign source income for foreign tax credit purposes if the gain or loss is sourced outside of the United States under the United Kingdom-United States Income Tax Treaty and such gain or loss is separated from other income items for purposes of calculating the U.S. shareholder’s foreign tax credit. U.S. shareholders should consult their own tax advisors about the desirability and method of making such an election.

Gain or loss realized on the sale, exchange or other taxable disposition of ordinary shares generally will be capital gain or loss and will be long-term capital gain or loss if the ordinary shares have been held for more than one year. Non-corporate U.S. shareholders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deduction of capital losses is subject to limitations.

Passive foreign investment company considerations

A foreign corporation is a “passive foreign investment company” (a “PFIC”) if, after the application of certain “look-through” rules, (1) at least 75% of its gross income is “passive income” as that term is defined in the relevant provisions of the Code, or (2) at least 50% of the value of its assets (determined on the basis of a quarterly average) produce “passive income” or are held for the production of “passive income.” The determination as to PFIC status is made annually. If a

U.S. shareholder is treated as owning PFIC stock, the U.S. shareholder will be subject to special rules generally intended to reduce or eliminate the benefit of the deferral of U.S. federal income tax that results from investing in a foreign corporation that does not distribute all of its earnings on a current basis. These rules may adversely affect the tax treatment to a U.S. shareholder of dividends paid by us and of sales, exchanges and other dispositions of ordinary shares, and may result in other adverse U.S. federal income tax consequences.

We do not expect to be treated as a PFIC for the current taxable year, and we do not expect to become a PFIC in the future. However, there can be no assurance that the IRS will not successfully challenge this position or that we will not become a PFIC at some future time as a result of changes in our assets, income or business operations. U.S. shareholders should consult their own tax advisors about the determination of our PFIC status and the U.S. federal income tax consequences of holding ordinary shares if we are considered a PFIC in any taxable year.

Information reporting and backup withholding

In general, information reporting requirements may apply to dividends received by U.S. shareholders of ordinary shares and the proceeds received on the disposition of ordinary shares effected within the United States (and, in certain cases, outside the United States), paid to U.S. shareholders other than certain exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. shareholder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9) or is otherwise subject to backup withholding. The amount of any backup withholding from a payment to a U.S. shareholder will be allowed as a refund or credit against the U.S. shareholder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Individuals that own “specified foreign financial assets” with an aggregate value of more than $50,000 (or higher threshold for some married individuals and individuals living abroad) may be required to file an information report (IRS Form 8938) with respect to such assets with their US tax returns. Ordinary shares generally will constitute specified foreign financial assets subject to these reporting requirements, unless the ordinary shares are held in an account at a financial institution (which, in the case of a foreign financial account, may also be subject to reporting). Additionally, under recently finalized regulations, a domestic corporation, domestic partnership, or trust (as described in Section 7701(a)(30)(E) of the Code) which is formed or availed of for purposes of holding, directly or indirectly, specified foreign financial assets may be treated as an individual for purposes of these rules. U.S. shareholders should consult their own tax advisors regarding information reporting requirements relating to their ownership of ordinary shares, and the significant penalties to which they may be subject for failure to comply.

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

If an individual holder of ordinary shares who is subject to U.K. income tax at either the higher or the additional rate becomes liable to U.K. capital gains tax on the disposal of ordinary shares, the applicable rate will be 20%. For an individual holder of ordinary shares who is subject to U.K. income tax at the basic rate and liable to U.K. capital gains tax on such disposal, the applicable rate would be 10%, save to the extent that any capital gains exceed the unused basic rate tax band. In that case, the rate applicable to the excess would be 20%. No indexation allowance will be available to an individual holder of ordinary shares in respect of any disposal of such shares. However, the capital gains tax annual exempt amount (which is £12,300 (2020/21) for individuals (2019/20: £12,000)) may be available to exempt any chargeable gain, to the extent that the exemption has not already been utilized.

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

Notes and cross currency swap

The Parent Company has been historically exposed to exchange rate fluctuations as it had a Euro functional currency and future commitments to pay interest and principal in US dollars in respect of its outstanding debt instruments of $150,000 thousand (see Note 18). To manage this foreign currency risk, the Parent Company entered in 2017 into a cross currency swap and designated a portion of this as an effective cash flow hedge of the future interest and principal amounts due on its debt instruments. In March, 2020, the Company closed out the cross currency swap (see Note 19).

In 2021, due to an occurrence of events and conditions that reduce the number of transactions in euros, management conducted a review of the functional currency of the Parent Company and they concluded that there has been a change in its functional currency from Euro to US Dollars, effective since October 1, 2021 (see Note 3.3).

Interest rate risk

Ferroglobe is exposed to interest rate risk in respect of its financial liabilities that bear interest at floating rates. These primarily comprise credit facilities and leases commitments for lease agreements following IFRS 16 implementation.

At December 31, the Company’s interest-bearing financial liabilities were as follows:

	2021
	Fixed rate	Floating rate	Total
	US$'000	US$'000	US$'000
Bank borrowings	—	98,967	98,967
Obligations under finance leases	—	18,358	18,358
Debt instruments	440,297	—	440,297
Other financial liabilities (*)	67,014	—	67,014
	507,311	117,325	624,636

(*)  Other financial liabilities comprise loans from government agencies and exclude derivative financial instruments (see Note 19 of the Consolidated Financial Statements).

	2020
	Fixed rate	Floating rate	Total
	US$'000	US$'000	US$'000
Bank borrowings	—	107,607	107,607
Obligations under finance leases	—	22,537	22,537
Debt instruments	357,508	—	357,508
Other financial liabilities (*)	63,896	—	63,896
	421,404	130,144	551,548

(*)  Other financial liabilities comprise loans from government agencies and exclude derivative financial instruments (see Note 19 of the Consolidated Financial Statements).

Credit risk

Credit risk refers to the risk that a customer or counterparty will default on its contractual obligations resulting in financial loss. The Company’s main credit risk exposure related to financial assets is trade and other receivables.

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

Since October 2020, the Company entered into a factoring program where the receivables of some of the Company’s French and Spanish entities are  advanced pursuant to a factoring arrangement.

Since December 2019, the Company entered into a forfaiting program where some of the Company’s French and Spanish entities may assign their rights to receive payments under the Contracts with the customer “ArcelorMittal Sourcing s.c.a.”  in accordance with a forfaiting scheme.

Liquidity risk

The purpose of the Company’s liquidity and financing policy is to ensure that the Company keeps sufficient funds available to meet its financial obligations as they fall due. The Company’s main sources of financing are as follows:

●	$345,058 thousand aggregate principal amount of 9.375% senior secured notes due March 1, 2025 (the “Reinstated Senior Notes”). The proceeds from the Reinstated Notes, issued by Ferroglobe and Globe (together, the “Issuers”) on July 30, 2021, were primarily used to repay certain existing indebtedness of the Parent Company and its subsidiaries. Interest is payable semi-annually on January 31 and July 31 of each year.
●	$60,000 thousand aggregate principal amount of 9.300% super senior secured notes due March 1, 2025 (the “Super Senior Notes”). The proceeds from the Notes, issued by Ferroglobe on May 17, 2021, were primarily used to repay certain existing indebtedness of the Parent Company and its subsidiaries. Interest is payable semi-annually on January 31 and July 31 of each year.
●	On September 8, 2016, FerroAtlántica, S.A.U, as borrower, and the Spanish Ministry of Industry, Tourism and Commerce (the “Ministry”), as lender, entered into two loan agreements under which the Ministry made available to the borrower loans in aggregate principal amount of €44,999 thousand and €26,909 thousand, respectively, in connection with industrial development projects relating to the Company’s solar grade silicon project. The loan is contractually due to be repaid in 7 instalments over a 10-year period with the first three years as a grace period. The loan of €26,909 thousand was repaid in April 2018. Interest on outstanding amounts under each loan accrues at an annual rate of 3.55%. As of December 31, 2021, the amortized cost of the loan was €54,578 thousand (equivalent to $61,815 thousand) (2020: €44,824 thousand and $55,004 thousand), see Note 19.
●	On February 1, 2018 the Company acquired 100% of the outstanding ordinary shares of Kintuck (France) SAS and Kintuck AS from a wholly-owned subsidiary of Glencore International AG (“Glencore”) and obtained control of both entities. Consideration included both cash and contingent consideration.The contingent consideration arrangement requires the Company to pay the former owners of Kintuck (France) SAS and Kintuck AS a sliding scale commission based on the silicomanganese and ferromanganese sales spreads of Ferroglobe Mangan Norge and Ferroglobe Manganèse France, up to a maximum amount of $60,000 thousand (undiscounted). The contingent consideration applies to sales made up to eight and a half years from the date of acquisition and if it applies, the payment is on annual basis. The potential undiscounted amount of all future payments that the Company could be required to make under the contingent consideration arrangement is between $nil thousand and $60,000 thousand.
●	On October 2, 2020, the Company ended the receivables funding agreement and cancelled the securitization program, signing a new factoring agreement with a Factor, for anticipating the collection of receivables of the Company’s European entities (Grupo FerroAtlántica, S.A. and FerroPem S.AS). As a result of the agreement, the Leasing and Factoring Agent provided a cash consideration of circa $48.8 million, repurchased the receivables portfolio sold to the SPE on September 28, 2020, and consequently assumed the loan tranche of the senior borrower to the SPE. Also, the Senior loan and intermediate subordinate loan tranches were paid with internal sources of funds, at closing, there was cash release of $18 million from restricted cash relating to a special purpose vehicle under prior securitization program (see Note 10).
●	On July 23, 2020, Ferroglobe subsidiary, Ferropem, S.A.S., as borrower, contracted a loan with BNP Paribas, as lender, amounting to €4,456 thousand, to finance Company’s activities in France. The loan is guaranteed by the French government as part of the COVID-19 relief measures. Repayment of principal and payment of interest and accessories offer the possibility for the Borrower to extend the amortization of the amounts due at maturity for an additional period of 1 to 5 years. Interest rate is zero percent and the borrower is liable to pay a 0.50% fee calculated on the capital borrowed equivalent to an amount of €22 thousand.
●	On June 2, 2020, Ferroglobe subsidiary, Silicium Québec, as borrower, contracted a $7,000 thousand loan with Investissement Québec, a regional government loan & investment agency, as lender, to finance its capital expenditures activities in Canada. The loan is to be repaid in 84 installments over a 10 year period with the first three years as a grace period. Interest rate on outstanding amounts is zero percent.
●	On March 3, 2022, Grupo FerroAtlántica and Grupo FerroAtlántica de Servicios (together the “Beneficiaries”) and the Sociedad Estatal de Participaciones Industriales (“SEPI”), a Spanish state-owned industrial holding company affiliated with the Ministry of Finance and Administration, entered into a loan agreement of €34.5 million. This loan is part of the SEPI fund intended to provide assistance to non-financial companies operating in strategically important sectors within Spain in the wake of the COVID-19 pandemic.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A.    Debt Securities.

Not applicable.

B.    Warrants and Rights.

Not applicable.

C.    Other Securities.

Not applicable.

D.    American Depositary Shares.

Not applicable.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None of these events occurred in any of the years ended December 31, 2021, 2020 and 2019.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15.     CONTROLS AND PROCEDURES.

A.	Evaluation of disclosure controls and procedures

We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are designed to ensure that information required to be disclosed by the Company in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to our management, including our principal executive officer (Chief Executive Officer) and principal financial officer (Chief Financial Officer), as appropriate, to allow timely decisions regarding required disclosure. Disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Our management, under the supervision and participation of our Chief Executive Officer and Chief Financial Officer have conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2021. Based on that evaluation, we have concluded that, as of December 31, 2021, our disclosure controls and procedures were not effective due to the existence of certain material weaknesses in our internal control over financial reporting, as described below.

Notwithstanding the conclusion by the Chief Executive Officer and Chief Financial Officer that our disclosure controls and procedures as of December 31, 2021 were ineffective, and notwithstanding the material weaknesses in our internal control over financial reporting described below, management has concluded that the consolidated financial statements included in this Annual Report fairly present in all material respects our financial position, results of operations and cash flows as of the dates presented and for the periods ended on such dates in accordance with IFRS-IASB.

B.    Management’s annual report on internal control over financial reporting

Management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the U.S. Exchange Act. Our internal control over financial reporting is designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements.

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

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021, based on criteria established in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on those criteria, management concluded that our internal control over financial reporting was not effective due to the existence of the material weaknesses described below.

Material weaknesses in internal control over financial reporting

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

We previously identified and disclosed in our Annual Report for the year ended December 31, 2020, the following material weaknesses in internal control over financial reporting.

-Control environment

We did not maintain an effective control environment to enable the identification and mitigation of the risk of the existence of potential material accounting errors. We have identified deficiencies in the principles associated with the control environment component of the COSO framework. Specifically, these control deficiencies constitute material weaknesses, either individually or in the aggregate, relating to the following principles: (i) our commitment to attract, develop, and retain competent individuals in alignment with objectives, and (ii) holding individuals accountable for their internal control related responsibilities in the pursuit of objectives.

-Information and Communication

We have identified deficiencies associated with the Information and Communication component of the COSO framework. Specifically, these control deficiencies constitute a material weakness either individually or in the aggregate, relating to the principle of obtaining, generating, and using relevant quality information used in our business process and related control activities which supports the function of internal control.

-Control Activities

We did not design and implement effective control activities based on the criteria established in the COSO framework. We have identified deficiencies in the principles associated with the control activities component of the COSO framework. Specifically, these control deficiencies constitute a material weakness either individually or in the aggregate, relating to the following principles: (i) selecting and developing control activities that contribute to the mitigation of risks to acceptable levels and (ii) deploys control activities through policies that establish what is expected and procedures that put policies into action.

We have also identified a significant number of deficiencies in the design and operating effectiveness of our internal controls which constitute a material weakness, either individually or in the aggregate, including:

●	Financial Closing and Reporting process: Controls over the oversight of the financial closing and reporting process, and controls over the review of manual journal entries, which did not operate effectively due in part to limited resources within our accounting and reporting team.

●	Impairment of Long-Lived Assets: Controls over the assumptions and inputs used in our impairment evaluation of long-lived assets.

C.Attestation report of the registered public accounting firm

The report of Deloitte, S.L., our Independent Registered Public Accounting Firm, on our internal control over financial reporting is included herein.

D.Remediation of material weaknesses in internal control over financial reporting for 2021

During 2021, Management designed the plan and started the process of designing corrective actions to remediate the material weaknesses identified in the previous year. Although the Company has dedicated a substantial effort to improve the internal control over financial reporting system, our remediation efforts are ongoing. We will continue the process of designing corrective actions to remediate the material weaknesses identified, and we will test the design and ongoing operating effectiveness of the new and existing controls in future periods.

We plan to continue with the implementation of the steps initiated in 2021 to remediate the material weaknesses described above, including:

●	Continue working on the enhancement and standardization of the financial closing and reporting process and the review of manual journal entries, including developing processes and procedures to enhance the precision of management review controls over financial statement information.

●	Design and implement effective internal controls to ensure the accuracy, completeness, and quality of relevant information used to support the system of internal control.

●	Design and implement effective internal controls over the financial reporting process, including controls over the impairment evaluation of long-lived assets.

We believe these actions will be sufficient to remediate the identified material weaknesses and strengthen our internal control over financial reporting; however, there can be no guarantee that such remediation will be sufficient. We will continue to monitor the effectiveness of our controls and will make any further changes management determines appropriate.

Management plans to implement these process improvements and internal controls in 2022. These process improvements and internal controls will be implemented in 2022 and subjected to the Company’s annual evaluation and assessment of internal control over financial reporting. We cannot consider the material weaknesses remediated until the controls described above have operated for a sufficient period of time. We will evaluate the results of our control assessments to determine whether these controls are operating effectively and whether the material weaknesses above have been remediated as of December 31, 2022.

E.Changes in internal control over financial reporting

After the evaluation as of December 31,2020, when the company’s Chief Executive and Chief Financial Officer concluded that the company’s disclosure controls and procedures were not effective, Management began the process of designing corrective actions to remediate the identified material weaknesses.

A substantial effort has been made throughout 2021, to address the material weaknesses relating the Control Environment Component:

●	Management hired additional personnel with the appropriate experience, certifications, education, and training to perform key financial reporting, internal control and accounting positions, including key personnel in one subsidiary Ferroglobe Manganèse France in Dunkirk where internal control deficiencies were identified.

●	Management has recruited additional personnel to strength our Internal Control department and our Internal Audit departments, which has allowed changes in the design and implementation of controls that failed in 2020, formalize processes documentation, internal procedures and ICFR policies, a better monitoring and evaluation of the operating effectiveness of internal controls and ensured execution of proper corrective actions in a timely manner.

●	We have enhanced communications and trainings provided to employees regarding the importance of adhering to control procedures and maintaining proper documentation, including training control owners regarding internal control processes to mitigate identified risks and to maintain adequate documentation to evidence the effective design and operation of key processes and controls.

Management believes the measures described above, have improved the control environment and strengthened our internal control over financial reporting during 2021. Further work is required and therefore, management continues to evaluate and work to improve our internal control over financial reporting, we may decide to take additional measures to address control deficiencies or determine to modify, or, in appropriate circumstances, not to complete, certain of the remediation measures described above.

Except for the changes in connection with our implementation of the remediation plan discussed above, there have been no other changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table provides information on the aggregate fees billed by our principal accountant Deloitte or by other firms, to Ferroglobe PLC and subsidiaries, classified by type of service rendered for the periods indicated, in thousands of U.S. Dollars:

($ thousands)	2021	2020
Audit Fees	5,296	4,810
Audit-Related Fees	770	38
Tax Fees	37	3
All Other Fees	13	—
Total	6,116	4,851

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

●	Exemption from filing quarterly reports on Form 10-Q or providing current reports on Form 8-K disclosing significant events within four days of their occurrence;
●	Exemption from Section 16 rules regarding sales of ordinary shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the U.S. Exchange Act;
●	Exemption from the NASDAQ rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the NASDAQ rules, as permitted by the foreign private issuer exemption;
●	Exemption from the requirement that our Board have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Currently, our Compensation Committee is composed of a majority of independent directors; and
●	Exemption from the requirements that director nominees are selected, or recommended for selection by our Board, either by (1) independent directors constituting a majority of our Board’s independent directors in a vote in which only independent directors participate, or (2) a nominations committee composed solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, NASDAQ Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on home country corporate governance practices in lieu of certain of the rules in the NASDAQ Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with NASDAQ’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). Although we are permitted to follow certain corporate governance rules that conform to England and Wales requirements in lieu of many of the NASDAQ corporate governance rules, we intend to comply with the NASDAQ corporate governance rules applicable to foreign private issuers. Accordingly, our shareholders will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NASDAQ. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

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

ITEM 18.     FINANCIAL STATEMENTS.

Our Consolidated Financial Statements are included at the end of this annual report.

ITEM 19.     EXHIBITS.

Exhibit No.	Exhibit Description
1.1	Articles of Association of Ferroglobe PLC, dated as of October 26, 2017 (incorporated by reference to Exhibit 1.1 to the annual report on Form 20-F filed by the Company on April 30, 2018)

2.1	Description of securities (incorporated by reference to Exhibit 2.1 to the annual report on Form 20-F filed by the Company on April 30, 2021)

3.1

Amended and Restated Shareholder Agreement, dated as of November 21, 2017, between Grupo VM and Ferroglobe (incorporated by reference to Exhibit 3.1 to the annual report on Form 20-F filed by the Company on April 30, 2018)

3.2	Amendment No. 3, to the amended and restated shareholder agreement

4.1†	Service Agreement, dated June 21, 2016, between Ferroglobe and Javier López Madrid (incorporated by reference to Exhibit 4.10 to the annual report on Form 20-F filed by the Company on May 1, 2017)

4.2†

Amendment, dated February 7, 2017, to the Service Agreement, dated June 21, 2016, between Ferroglobe and Javier López Madrid (incorporated by reference to Exhibit 4.11 to the annual report on Form 20-F filed by the Company on May 1, 2017)

4.3†	2016 Equity Incentive Plan (incorporated by reference to Exhibit 4.14 to the annual report on Form 20-F filed by the Company on April 30, 2018)

4.4

Indenture governing the $345,058 thousand exchanged old notes of 9⅜% for new 9⅜% senior secured notes due 2025 issued by the UK Issuer and Globe dated as of July 29, 2021, among Ferroglobe Finance Company, PLC, a public limited company incorporated under the laws of England and Wales (the “UK Issuer”), and Globe Specialty Metals, Inc., a corporation incorporated under the laws of the State of Delaware (the “US Co-Issuer” and, together with the UK Issuer, the “Issuers”), Ferroglobe PLC, a public limited company incorporated under the laws of England and Wales as the parent guarantor (the “Parent”), the Guarantors (as defined herein) from time to time party hereto, and GLAS Trustees Limited, as trustee (in such capacity, the “Trustee”), GLAS Trust Corporation Limited as security agent (in such capacity, the “Security Agent”), Global Loan Agency Services Limited as paying agent (in such capacity, the “Paying Agent”) and GLAS Americas LLC as registrar (in such capacity, the “Registrar”) and transfer agent (in such capacity, the “Transfer Agent”)

Exhibit No.	Exhibit Description
4.5

Indenture governing the $60,000,000 aggregate principal amount of new 9.0% senior secured notes due 2025 dated as of May 17, 2021, among Ferroglobe Finance Company, PLC, a public limited company incorporated under the laws of England and Wales (the “Issuer”), Ferroglobe PLC, a public limited company incorporated under the laws of England and Wales as the parent guarantor (the “Parent”), the Guarantors (as defined herein) from time to time party hereto, and GLAS Trustees Limited, as trustee (in such capacity, the “Trustee”), GLAS Trust Corporation Limited as security agent (in such capacity, the “Security Agent”), Global Loan Agency Services Limited as paying agent (in such capacity, the “Paying Agent”) and GLAS Americas LLC as registrar (in such capacity, the “Registrar”) and transfer agent (in such capacity, the “Transfer Agent”)

4.6

Lon agreement of €34.5 million dated, March 3, 2022, between Grupo FerroAtlántica, S.A.U., Grupo FerroAtlántica de Servicios, S.L.U. and the Sociedad Estatal de Participaciones Industriales (“SEPI”), a Spanish state-owned industrial holding company affiliated with the Ministry of Finance and Administration

8.1	List of Significant Subsidiaries

12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Principal Executive Officers and Principal Financial Officer Pursuant to 18 U.S.C. 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Deloitte, S.L., Independent Registered Public Accounting Firm for Ferroglobe PLC

16.1	Mine Safety and Health Administration Safety Data

101	Interactive Data Files formatted in iXBRL (Extensible Business Reporting Language)

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibits 101)
†	Management contract or compensatory plan or arrangement

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 2, 2022

Ferroglobe PLC
(Registrant)

	By:	/s/ Marco Levi
Marco Levi
Principal Executive Officer

	By:	/s/ Beatriz García-Cos
Beatriz García-Cos
Principal Accounting Officer

FERROGLOBE PLC

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements as of December 31, 2021 and 2020 and for each of the three years ended December 31, 2021, 2020 and 2019

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements as of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021, 2020 and 2019 (Auditor Firm ID 1223)

F-2
Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting as of December 31, 2021	F-6
Consolidated Statements of Financial Position as of December 31, 2021 and 2020	F-8
Consolidated Income Statements for the years ended December 31, 2021, 2020 and 2019	F-9
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2021, 2020 and 2019	F-10
Consolidated Statements of Changes in Equity for the years ended December 31, 2021, 2020 and 2019	F-11
Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020 and 2019	F-12
Notes to the Consolidated Financial Statements	F-13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ferroglobe PLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Ferroglobe PLC and subsidiaries (the "Company") as of December 31, 2021 and 2020, and the related consolidated income statements, the consolidated statements of comprehensive income (loss), the consolidated statements of changes in equity, and the consolidated statements of cash flows for each of the three years in the period ended December 31, 2021 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 2, 2022, expressed an adverse opinion on the Company's internal control over financial reporting because of material weaknesses.

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

Liquidity and Going concern — Refer to Note 3.1 to the financial statements

Critical Audit Matter Description

As described in Note 3.1, the Company´s management has concluded that the Company´s working capital is sufficient for its present requirements, and anticipates generating sufficient cash from operations to satisfy its short and long-term liquidity needs. For the years ended December 31, 2021, 2020 and 2019, the Company reported net losses of $115 million, $250 million and $286 million, respectively. The business has historically been subject to fluctuations in the price of the products and market demand for them, caused by general and regional economic cycles, raw material and energy price fluctuations, competition and other factors. The Company’s primary short-term liquidity needs are to fund its capital expenditure commitments, fund specific initiatives underlying the strategic plan, service its existing debt, fund working capital and comply with other contractual obligations. The Company is subject to certain restrictive covenants under the existing financing agreements, which limit, among other things, its ability to incur additional indebtedness. To assess liquidity risk, the Company has considered a model which considers revenues (including prices and volume assumptions), costs, net tax payments, capital expenditures and net working capital requirements.

We identified the evaluation of whether there is substantial doubt about the Company´s ability to continue as a going concern as a critical audit matter because of the subjectivity in assessing whether the Company will be able to meet its operational and finance commitments. A high degree of auditor judgment was required when performing audit procedures to evaluate the reasonableness of management's estimates and assumptions related to the forecasted future financial results and projected liquidity.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's evaluation and disclosure of liquidity and going concern included the following, among others:

•	We obtained information about management’s plans that are intended to mitigate the adverse effects of conditions or events indicative of substantial doubt about the entity’s ability to continue as a going concern.
•	We assessed the adequacy of support regarding the availability of financing, including existing arrangements for factoring receivables and the possible effects on management’s borrowing plans of existing restrictions on additional borrowing or the sufficiency of available collateral.
•	We considered external analyst reports, industry data and other external information to determine if it provided corroborative or contradictory evidence in relation to management's assumptions.
●	We assessed the reasonableness of management’s key assumptions for preparing prospective cash flow information, including projected results and forecasted future cash flows, with particular attention to assumptions that are especially sensitive or inconsistent with historical trends.
●	We inquired as to management´s knowledge of events or conditions beyond the period of management’s assessment that may cast substantial doubt on the entity’s ability to continue as a going concern.
•	We evaluated the adequacy of the Company's disclosures on this matter.

Refinancing – Refer to Note 18 to the financial statements

Critical Audit Matter Description

As described in Note 18 to the financial statements, on July 29, 2021 the Company completed a restructuring of its capital and debt by the Issuance of $60 million of new senior secured notes (the “Super Senior Notes”); the issuance of $40 million in new equity of Ferroglobe; and the  exchange of $345.1  over the original $350 million in aggregate principal amount of 9.375% Senior Notes due 2022 (the “Old Notes”) for the same principal amount of new 9.375% senior secured notes due 2025 (resulting in the “Reinstated notes”) and amendment of certain other terms (the “refinancing”). The refinancing has been accounted for as an extinguishment of the Old Notes and the Company has recognized a charge of $91 million in the income statement related mainly to the advisory fees and expenses related to the exchange and to equity granted to the noteholders.

We identified the accounting for the refinancing as a critical audit matter because of its significant accounting impact and because auditing the judgments made by management to determine the accounting for this transaction required a high degree of auditor judgment and an increased extent of audit effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the accounting for the refinancing and management's judgements used to account for it included the following, among others:

•	We evaluated management's conclusion regarding the accounting treatment by performing the following:
o	We obtained and evaluated the transaction contracts and other documentation, including terms with impact in the accounting evaluation.
o	We obtained and analyzed the Company's evaluation as to whether the exchange of the Old Notes by the Reinstated Notes was a substantial modification of the debt in accordance with the applicable accounting standards.
o	We evaluated the Company's conclusions over the accounting for the transaction fees and expenses, including equity granted to the noteholders and underwriters.
•	We evaluated the adequacy of the Company's disclosures on this matter.

Impairment of goodwill and property, plant and equipment (PP&E) — Refer to Notes 4.4, 7 and 9 to the financial statements

Critical Audit Matter Description

As described in Notes 4.4, 7 and 9 to the financial statements, the Company´s consolidated goodwill balance was $29 million and the Company´s consolidated PP&E balance was $555 million as of December 31, 2021. As mentioned in Notes 7 and 9, no significant impairments were recorded during 2021. The Company’s evaluation of goodwill and PP&E for impairment involves the comparison of the carrying amounts of assets with their recoverable amount. The determination of the recoverable amount requires significant judgement in developing and applying key underlying assumptions concerning future market and conditions (volumes, sale prices, cost structure and capital expenditure - “capex”) for the periods projected, as well as the determination of an appropriate discount rate and terminal value. For certain assets, recoverable amount has been determined at fair value less cost of disposal, which determination is subject to significant judgement.

We identified impairment of goodwill and PP&E as a critical audit matter because of the significant judgments involved in the assessment. A high degree of auditor judgment and an increased extent of audit effort, including the involvement of fair value specialists and an increase in the nature and extent of audit procedures as a result of the material weaknesses identified by the Company, was required to consider management’s estimates and assumptions.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management´s assessment of goodwill and PP&E for impairment included the following, among others:

•	We considered the accuracy of past forecasts developed by management to assess the reliability of the forecasting process.
•	We considered key assumptions applied in the development of the discounted future cash flows for the periods projected.
•	We evaluated the volumes and prices projected for the period 2022-2026 using independent sources of information (such as analyst and industry reports or prices reports, when available) and considered information that could be potentially contradictory to management's forecasts.
•	With the assistance of our fair value specialists, we evaluated the discount rates (WACC), the long-term growth rates, the appropriate methodology for determination of terminal values and the underlying source information. Our fair value specialists also assisted in testing the mathematical accuracy of the calculations and developing a range of independent estimates and comparing those to management’s estimates.

•	We have performed sensitivity analysis over the goodwill impairment test by comparing the results of the impairment test with significant changes and modifications to the underlying inputs such as the net cash flows and the terminal value, the discount rates (WACC) and the long-term growth rate.
•	For those assets for which recoverable amount was determined at fair value less cost of disposal, we evaluated the main assumptions used by the Company with the assistance of our fair value specialists.

/s/ Deloitte, S.L.

Madrid, Spain

May 2, 2022

We have served as the Company's auditor since 1992.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ferroglobe PLC

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Ferroglobe PLC and subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021, of the Company and our report dated May 02, 2022, expressed an unqualified opinion on those financial statements.

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

Information and Communication: The Company identified deficiencies in the principles associated with the information and communication component of the COSO framework. Specifically, these control deficiencies constitute a material weakness, either individually or in the aggregate, relating to the principle of obtaining, generating, and using relevant quality information to support the function of internal control.

Control Activities: The Company identified deficiencies in the principles associated with the control activities component of the COSO framework. Specifically, these control deficiencies constitute material weaknesses, either individually or in the aggregate, relating to the following COSO principles: (i) the organization selects and develops control activities that contribute to the mitigation of risks to acceptable levels and (ii) the organization deploys control activities through policies that establish what is expected and procedures that put policies into action.

The COSO component material weaknesses described above contributed to the following material weaknesses within the Company’s system of internal control over financial reporting at the control activity level.

-	Financial Closing and Reporting process: The Company did not design and operate effectively controls over the oversight of the financial closing and reporting process, and controls over the review of manual journal entries, due to limited resources within its accounting and reporting team.

-	Impairment of Long-Lived Assets: The Company did not design controls over the assumptions and inputs used in the impairment evaluation of long-lived assets.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of consolidated financial statements as of and for the year ended December 31, 2021, of the Company, and this report does not affect our report on such consolidated financial statements.

/s/ Deloitte, S.L.

Madrid, Spain

May 2, 2022

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2021 AND 2020

Thousands of U.S. Dollars

		2021	2020
	Notes	US$'000	US$'000
ASSETS
Non-current assets
Goodwill	Note 7	29,702	29,702
Other intangible assets	Note 8	100,642	20,756
Property, plant and equipment	Note 9	554,914	620,034
Other non-current financial assets	Note 10	4,091	5,057
Deferred tax assets	Note 23	7,010	—
Non-current receivables from related parties	Note 24	1,699	2,454
Other non-current assets	Note 12	18,734	11,904
Non-current restricted cash and cash equivalents	Note 10	2,272	—
Total non-current assets		719,064	689,907
Current assets
Inventories	Note 11	289,797	246,549
Trade and other receivables	Note 10	381,073	242,262
Current receivables from related parties	Note 24	2,841	3,076
Current income tax assets	Note 23	7,660	12,072
Other current financial assets	Note 10	104	1,008
Other current assets	Note 12	8,408	20,714
Current restricted cash and cash equivalents	Note 10	—	28,843
Cash and cash equivalents	Note 10	114,391	102,714
Total current assets		804,274	657,238
Total assets		1,523,338	1,347,145
EQUITY AND LIABILITIES
Equity
Share capital		1,962	1,784
Reserves		544,433	696,774
Translation differences		(227,318)	(206,759)
Valuation adjustments		5,525	5,755
Result attributable to the Parent		(110,624)	(246,339)
Non-controlling interests		106,053	114,504
Total equity	Note 13	320,031	365,719
Non-current liabilities
Deferred income		895	620
Provisions	Note 15	60,958	108,487
Bank borrowings	Note 16	3,670	5,277
Lease liabilities	Note 17	9,968	13,994
Debt instruments	Note 18	404,938	346,620
Other financial liabilities	Note 19	4,549	29,094
Other obligations	Note 21	38,082	15,006
Other non-current liabilities	Note 22	1,476	1,761
Deferred tax liabilities	Note 23	25,145	27,781
Total non-current liabilities		549,681	548,640
Current liabilities
Provisions	Note 15	137,625	55,296
Bank borrowings	Note 16	95,297	102,330
Lease liabilities	Note 17	8,390	8,542
Debt instruments	Note 18	35,359	10,888
Other financial liabilities	Note 19	62,464	34,802
Payables to related parties	Note 24	9,545	3,196
Trade and other payables	Note 20	206,000	149,201
Current income tax liabilities	Note 23	1,775	2,538
Other obligations	Note 21	22,843	4,672
Other current liabilities	Note 22	74,328	61,321
Total current liabilities		653,626	432,786
Total equity and liabilities		1,523,338	1,347,145

Notes 1 to 31 are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS 2021, 2020 AND 2019

Thousands of U.S. Dollars

		2021	2020	2019
	Notes	US$'000	US$'000	US$'000

Sales	Note 26.1	1,778,908	1,144,434	1,615,222
Raw materials and energy consumption for production		(1,184,896)	(835,486)	(1,214,397)
Other operating income	Note 4.21	110,085	33,627	54,213
Staff costs	Note 26.2	(280,917)	(214,782)	(285,029)
Other operating expense		(296,809)	(132,059)	(225,705)
Depreciation and amortization charges, operating allowances and write-downs	Note 26.3	(97,328)	(108,189)	(120,194)
Impairment (loss) gain	Note 26.5	137	(73,344)	(175,899)
Net (loss) gain due to changes in the value of assets	Note 26.5	758	158	(1,574)
(Loss) gain on disposal of non-current assets	Note 26.6	1,386	1,292	(2,223)
Other (loss) gain		62	(1)	—
Operating (loss) profit		31,386	(184,350)	(355,586)
Finance income	Note 26.4	253	177	1,380
Finance costs	Note 26.4	(149,189)	(66,968)	(63,225)
Financial derivative gain	Note 19	—	3,168	2,729
Exchange differences		(2,386)	25,553	2,884
(Loss) before tax		(119,936)	(222,420)	(411,818)
Income tax benefit (expense)	Note 23	4,562	(21,939)	41,541
(Loss) for the year from continuing operations		(115,374)	(244,359)	(370,277)
(Loss) profit for the year from discontinued operations	Note 30	—	(5,399)	84,637
Total (Loss) for the year		(115,374)	(249,758)	(285,640)

Attributable to the Parent		(110,624)	(246,339)	(280,601)
Attributable to non-controlling interests	Note 13	(4,750)	(3,419)	(5,039)

Earnings per share

		2021	2020	2019
(Loss) attributable to the Parent (US$'000)		(110,624)	(246,339)	(280,601)
Weighted average basic and dilutive shares outstanding		176,508,144	169,269,281	169,152,905
Basic and diluted (loss) earnings per ordinary share (US$)	Note 14	(0.63)	(1.46)	(1.66)

(Loss) for the year from continuing operations attribuitable to the Parent (US$'000)		(110,624)	(240,940)	(365,238)
Weighted average basic and dilutive shares outstanding		176,508,144	169,269,281	169,152,905
Basic and diluted (loss) earnings per ordinary share (US$)	Note 14	(0.63)	(1.42)	(2.16)

(Loss) profit for the year from discontinued operations (US$'000)		—	(5,399)	84,637
Weighted average basic and dilutive shares outstanding		176,508,144	169,269,281	169,152,905
Basic and diluted (loss) earnings per ordinary share (US$)	Note 14	—	(0.03)	0.50

Notes 1 to 31 are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) FOR 2021, 2020 AND 2019

Thousands of U.S. Dollars

	2021	2020	2019
	US$'000	US$'000	US$'000

Net (loss)	(115,374)	(249,758)	(285,640)

Items that will not be reclassified subsequently to income or loss:
Defined benefit obligation	2,566	3,630	(1,859)
Tax effect	139	(45)	—
Total income and expense that will not be reclassified subsequently to income or loss	2,705	3,585	(1,859)

Items that may be reclassified subsequently to income or loss:
Arising from cash flow hedges	—	(3,752)	9,663
Translation differences	(20,393)	3,239	(8,698)
Tax effect	—	—	—
Total income and expense that may be reclassified subsequently to income or loss	(20,393)	(513)	965

Items that have been reclassified to income or loss in the period:
Arising from cash flow hedges	(922)	8,091	2,390
Tax effect	—	—	(805)
Total transfers to income or loss	(922)	8,091	1,585

Other comprehensive income (loss) for the year, net of income tax	(18,610)	11,163	691

Total comprehensive (loss) for the year	(133,984)	(238,595)	(284,949)

Attributable to the Parent	(131,413)	(235,022)	(281,097)
Attributable to non-controlling interests	(2,571)	(3,573)	(3,852)

Notes 1 to 31 are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR 2021, 2020 AND 2019
Thousands of U.S. Dollars

	Total Amounts Attributable to Owners
	Issued	Share			Translation	Valuation	Result for	Non-controlling
	Shares	Capital	Share Premium	Reserves	Differences	Adjustments	the Year	Interests	Total
	(Thousands)	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2019	170,864	1,784	—	941,707	(207,366)	(11,559)	43,661	116,145	884,372
Comprehensive (loss) income for the year 2019	—	—	—	—	(9,886)	9,390	(280,601)	(3,852)	(284,949)
Share-based compensation	—	—	—	4,879	—	—	—	—	4,879
Distribution of 2018 income	—	—	—	43,661	—	—	(43,661)	—	—
Dividends paid to joint venture partner	—	—	—	—	—	—	—	(97)	(97)
Acquisition of non-controlling interests in Ferrosolar OPCO Group SL. and Rocas Arcillas and Minerales, S.A.	—	—	—	(14,889)	7,100	—	—	5,881	(1,908)
Balance at December 31, 2019	170,864	1,784	—	975,358	(210,152)	(2,169)	(280,601)	118,077	602,297
Comprehensive (loss) income for the year 2020	—	—	—	—	3,393	7,924	(246,339)	(3,573)	(238,595)
Share-based compensation	—	—	—	2,017	—	—	—	—	2,017
Distribution of 2019 loss	—	—	—	(280,601)	—	—	280,601	—	—
Balance at December 31, 2020	170,864	1,784	—	696,774	(206,759)	5,755	(246,339)	114,504	365,719
Comprehensive (loss) income for the year 2021	—	—	—	—	(20,559)	(230)	(110,624)	(2,571)	(133,984)
Issue of share capital	18,019	178	86,220		—	—	—	—	86,398
Share-based compensation	—	—	—	3,627	—	—	—	—	3,627
Distribution of 2020 (loss)	—	—	—	(246,339)	—	—	246,339	—	—
Dividends paid non-controlling interests	—	—	—	—	—	—	—	(5,880)	(5,880)
Other changes	—	—	—	4,151	—	—	—	—	4,151
Balance at December 31, 2021	188,883	1,962	86,220	458,213	(227,318)	5,525	(110,624)	106,053	320,031

Notes 1 to 31 are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR 2021, 2020 AND 2019
Thousands of U.S. Dollars

	2021	2020	2019*
	US$'000	US$'000	US$'000

Cash flows from operating activities:
(Loss) for the year	(115,374)	(249,758)	(285,640)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Income tax expense (benefit)	(4,562)	21,939	(40,528)
Depreciation and amortization charges, operating allowances and write-downs	97,328	108,189	123,024
Finance income (loss)	(253)	(177)	2,140
Finance costs	149,189	66,968	66,139
Financial derivative (gain) loss	—	(3,168)	(2,729)
Exchange differences	2,386	(25,553)	(2,884)
Impairment (gain) loss	(137)	73,344	175,899
Loss (gain) on disposal of discontinued operations	—	5,399	(85,101)
Loss (gain) due to changes in the value of assets	(758)	(158)	1,574
Loss (gain) on disposal of non-current assets	(1,386)	(1,292)	2,223
Share-based compensation	3,627	2,017	4,879
Other loss (gain)	(62)	—	—
Changes in operating assets and liabilities:
(Increase) decrease in inventories	(60,296)	114,585	91,531
(Increase) decrease in trade and other receivables	(161,434)	71,034	30,933
Increase (decrease) in trade and other payables	64,382	(55,405)	(63,187)
Other changes in operating assets and liabilities	29,803	14,473	(45,878)
Income tax paid	(3,794)	11,831	(3,589)
Net used cash provided (used) by operating activities	(1,341)	154,268	(31,194)
Cash flows from investing activities:
Interest and finance income received	207	630	1,673
Payments due to investments:
Acquisition of subsidiaries	—	—	9,088
Other intangible assets	—	(2,654)	(184)
Property, plant and equipment	(27,597)	(30,257)	(32,445)
Other financial assets	—	—	(1,248)
Disposals:
Disposal of subsidiaries	—	—	176,590
Other non-current assets	1,919	341	8,668
Other	1,623	—	3,768
Net cash provided (used) by investing activities	(23,848)	(31,940)	165,910
Cash flows from financing activities:
Payment for debt and equity issuance costs	(43,755)	(4,540)	(15,117)
Proceeds from equity issuance	40,000	—	—
Proceed from debt issuance	60,000	—	—
Repayment of hydro leases	—	—	(55,352)
Increase (decrease) in bank borrowings:
Borrowings	659,083	177,593	245,629
Payments	(671,467)	(235,296)	(329,501)
Amounts paid due to leases	(11,232)	(10,315)	(18,105)
Other amounts (paid) due to financing activities	—	(2,863)	(8,526)
Interest paid	(22,177)	(37,912)	(43,033)
Net cash provided (used) by financing activities	10,452	(113,333)	(224,005)
Total net cash flows for the year	(14,737)	8,995	(89,289)
Beginning balance of cash and cash equivalents	131,557	123,175	216,647
Exchange differences on cash and cash equivalents in foreign currencies	(157)	(613)	(4,183)
Ending balance of cash and cash equivalents	116,663	131,557	123,175

* While in periods prior to 2020 Ferroglobe presented interest paid as cash flows from operating activities, in 2020 management deemded interest paid as among activities that alter the borrowing structure of the Company and therefore are most appropriately presented as among financing activities. This change allows for a fairer presentation of cash flow to users of the financial statements.

Notes 1 to 31 are an integral part of the consolidated financial statements

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements for the years ended

December 31, 2021, 2020 and 2019

(U.S. Dollars in thousands, except share and per share data)

1.    General information

Ferroglobe PLC and subsidiaries (the “Company” or “Ferroglobe”) is among the world’s largest producers of silicon metal and silicon-based alloys, important ingredients in a variety of industrial and consumer products. The Company’s customers include major silicone chemical, aluminum and steel manufacturers, auto companies and their suppliers, ductile iron foundries, manufacturers of photovoltaic solar cells and computer chips, and concrete producers. Additionally, the Company was operating hydroelectric plants (hereinafter “energy business”) in Spain until August 30, 2019 and is still operating hydroelectric plants in France.

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

Presentation of results of Spanish energy business for the prior years

As described in Note 30 of these financial statements, on June 2, 2019 the Company entered into an agreement with Kehlen Industries Management, S.L., a wholly-owned subsidiary of TSSP Adjacent Opportunities Partners, L.P., for the sale of the entire share capital of FerroAtlántica, S.A.U ("FAU"), the owner and operator of the Group's hydro-electric assets in Galicia, Spain (the “Spanish Hydro-electric Business”) and its smelting facility at Cee-Dumbria and effectively sold the Spanish Hydroelectric Business on August 30, 2019. The Spanish Hydroelectric Business was classified as a disposal group held for sale and accounted for as a discontinued operation in the second quarter of 2019.

2.    Organization and Subsidiaries

Ferroglobe has a diversified production base consisting of production facilities across North America, Europe, South America, South Africa and Asia.

The subsidiaries of Ferroglobe PLC as of December 31, 2021 and 2020, classified by reporting segments, were as follows:

	Percentage of Ownership
	Direct	Total	Reporting Segment	Registered
Alabama Sand and Gravel, Inc.	—	100.0	North America – Silicon	Delaware - USA
Alden Resources, LLC	—	100.0	North America – Silicon	Delaware - USA
Alden Sales Corporation, LLC	—	100.0	North America – Silicon	Delaware - USA
ARL Resources, LLC	—	100.0	North America – Silicon	Delaware - USA
ARL Services, LLC	—	100.0	North America – Silicon	Delaware - USA
Core Metals Group Holdings, LLC	—	100.0	North America – Silicon	Delaware - USA
Core Metals Group, LLC	—	100.0	North America – Silicon	Delaware - USA
ECPI, Inc.	—	100.0	North America – Silicon	Delaware - USA
Gatliff Services, LLC	—	100.0	North America – Silicon	Delaware - USA
Globe BG, LLC	—	100.0	North America – Silicon	Delaware - USA
GBG Financial LLC	—	100.0	North America – Silicon	Delaware - USA
GBG Holdings, LLC	—	100.0	North America – Silicon	Delaware - USA
Globe Metallurgical Inc.	—	100.0	North America – Silicon	Delaware - USA
Globe Metals Enterprises, Inc.	—	100.0	North America – Silicon	Delaware - USA
GSM Alloys I, Inc.	—	100.0	North America – Silicon	Delaware - USA
GSM Alloys II, Inc.	—	100.0	North America – Silicon	Delaware - USA
GSM Enterprises Holdings, Inc.	—	100.0	North America – Silicon	Delaware - USA
GSM Enterprises, LLC	—	100.0	North America – Silicon	Delaware - USA
GSM Sales, Inc.	—	100.0	North America – Silicon	Delaware - USA
Laurel Ford Resources, Inc.	—	100.0	North America – Silicon	Delaware - USA
LF Resources, Inc.	—	100.0	North America – Silicon	Delaware - USA
Metallurgical Process Materials, LLC	—	100.0	North America – Silicon	Delaware - USA
Norchem, Inc.	—	100.0	North America – Silicon	Florida - USA
QSIP Canada ULC	—	100.0	North America – Silicon	Canada
Quebec Silicon General Partner	—	51.0	North America – Silicon	Canada
Quebec Silicon Limited Partnership	—	51.0	North America – Silicon	Canada
Tennessee Alloys Company, LLC	—	100.0	North America – Silicon	Delaware - USA
West Virginia Alloys, Inc.	—	100.0	North America – Silicon	Delaware - USA
WVA Manufacturing, LLC	—	51.0	North America – Silicon	Delaware - USA
Cuarzos Industriales, S.A.U.	—	100.0	Europe – Silicon	A Coruña - Spain
FerroPem, S.A.S.	—	100.0	Europe – Silicon	France
Rocas, Arcillas y Minerales, S.A.	—	100.0	Europe – Silicon	A Coruña - Spain
Ferroatlántica del Cinca, S.L.	—	99.9	Europe – Manganese	Madrid - Spain
Ferroglobe Mangan Norge A.S.	—	100.0	Europe – Manganese	Norway
Ferroglobe Manganese France S.A.S.	—	100.0	Europe – Manganese	France
Grupo FerroAtlántica, S.A.U.	—	100.0	Europe – Manganese and Silicon	Madrid - Spain
Kintuck (France) S.A.S.	—	100.0	Europe – Manganese	France
Kintuck A.S.	—	100.0	Europe – Manganese	Norway
Rebone Mining (Pty.), Ltd.	—	74.0	South Africa – Silicon	Polokwane - South Africa
Silicon Smelters (Pty.), Ltd.	—	100.0	South Africa – Silicon	Polokwane - South Africa
Silicon Technology (Pty.), Ltd.	—	100.0	South Africa – Silicon	South Africa
Thaba Chueu Mining (Pty.), Ltd.	—	74.0	South Africa – Silicon	Polokwane - South Africa
Cuarzos Indus. de Venezuela (Cuarzoven), S.A.	—	100.0	Other segments	Venezuela
Emix, S.A.S.	—	100.0	Other segments	France
Ferroatlántica de México, S.A. de C.V.	—	100.0	Other segments	Nueva León - Mexico
Ferroatlántica Participaciones, S.L.U.	—	100.0	Other segments	Madrid - Spain
Grupo FerroAtlántica de Servicios, S.L.U.	—	100.0	Other segments	Madrid - Spain
Ferroatlántica de Venezuela (FerroVen), S.A.	—	99.9	Other segments	Venezuela
Ferroatlántica Deutschland, GmbH	—	100.0	Other segments	Germany
Ferroatlántica do Brasil Mineraçao Ltda.	—	70.0	Other segments	Brazil
Ferroglobe Holding Company, LTD	100	100.0	Other segments	United Kingdom
Ferroglobe Finance Company, PLC	—	100.0	Other segments	United Kingdom
FerroManganese Mauritania S.A.R.L.	—	90.0	Other segments	Mauritania
Ferroquartz Holdings, Ltd. (Hong Kong)	—	100.0	Other segments	Hong Kong
FerroQuartz Mauritania S.A.R.L.	—	90.0	Other segments	Mauritania
Ferrosolar OPCO Group S.L.	—	100.0	Other segments	Spain
Ferrosolar R&D S.L.	—	50.0	Other segments	Spain
FerroTambao, S.A.R.L.	—	90.0	Other segments	Burkina Faso
Globe Argentina Holdco, LLC	—	100.0	Other segments	Delaware - USA
Globe Metales S.R.L.	—	100.0	Other segments	Argentina
Globe Specialty Metals, Inc.	—	100.0	Other segments	Delaware - USA
GSM Financial, Inc.	—	100.0	Other segments	Delaware - USA
GSM Netherlands, B.V.	—	100.0	Other segments	Netherlands
Hidroelectricité de Saint Beron, S.A.S.	—	100.0	Other segments	France
Mangshi FerroAtlántica Mining Industry Service Company Limited	—	100.0	Other segments	Mangshi, Dehong - Yunnan - China
Ningxia Yonvey Coal Industrial Co., Ltd.	—	98.0	Other segments	China
Photosil Industries, S.A.S.	—	100.0	Other segments	France
Ferroglobe Innovation, S.L.U	—	100.0	Other segments	Spain
Solsil, Inc.	—	92.4	Other segments	Delaware - USA
Ultracore Energy S.A.	—	100.0	Other segments	Argentina

2020 Subsidiaries

	Percentage of Ownership
	Direct	Total	Reporting Segment	Registered
Alabama Sand and Gravel, Inc.	—	100.0	North America – Silicon	Delaware - USA
Alden Resources, LLC	—	100.0	North America – Silicon	Delaware - USA
Alden Sales Corporation, LLC	—	100.0	North America – Silicon	Delaware - USA
ARL Resources, LLC	—	100.0	North America – Silicon	Delaware - USA
ARL Services, LLC	—	100.0	North America – Silicon	Delaware - USA
Core Metals Group Holdings, LLC	—	100.0	North America – Silicon	Delaware - USA
Core Metals Group, LLC	—	100.0	North America – Silicon	Delaware - USA
ECPI, Inc.	—	100.0	North America – Silicon	Delaware - USA
Gatliff Services, LLC	—	100.0	North America – Silicon	Delaware - USA
Globe BG, LLC	—	100.0	North America – Silicon	Delaware - USA
GBG Financial LLC	—	100.0	North America – Silicon	Delaware - USA
GBG Holdings, LLC	—	100.0	North America – Silicon	Delaware - USA
Globe Metallurgical Inc.	—	100.0	North America – Silicon	Delaware - USA
Globe Metals Enterprises, Inc.	—	100.0	North America – Silicon	Delaware - USA
GSM Alloys I, Inc.	—	100.0	North America – Silicon	Delaware - USA
GSM Alloys II, Inc.	—	100.0	North America – Silicon	Delaware - USA
GSM Enterprises Holdings, Inc.	—	100.0	North America – Silicon	Delaware - USA
GSM Enterprises, LLC	—	100.0	North America – Silicon	Delaware - USA
GSM Sales, Inc.	—	100.0	North America – Silicon	Delaware - USA
Laurel Ford Resources, Inc.	—	100.0	North America – Silicon	Delaware - USA
LF Resources, Inc.	—	100.0	North America – Silicon	Delaware - USA
Metallurgical Process Materials, LLC	—	100.0	North America – Silicon	Delaware - USA
Norchem, Inc.	—	100.0	North America – Silicon	Florida - USA
QSIP Canada ULC	—	100.0	North America – Silicon	Canada
Quebec Silicon General Partner	—	51.0	North America – Silicon	Canada
Quebec Silicon Limited Partnership	—	51.0	North America – Silicon	Canada
Tennessee Alloys Company, LLC	—	100.0	North America – Silicon	Delaware - USA
West Virginia Alloys, Inc.	—	100.0	North America – Silicon	Delaware - USA
WVA Manufacturing, LLC	—	51.0	North America – Silicon	Delaware - USA
Cuarzos Industriales, S.A.U.	—	100.0	Europe – Silicon	A Coruña - Spain
Ferroatlántica del Cinca, S.L.	—	99.9	Europe – Manganese	Madrid - Spain
Ferroatlántica de Sabón, S.L.U.	—	100.0	Europe – Silicon	Madrid - Spain
Ferroatlántica de Boo, S.L.U.	—	100.0	Europe – Manganese	Madrid - Spain
Ferroatlántica Participaciones, S.L.U.	—	100.0	Other segments	Madrid - Spain
Ferroglobe Mangan Norge A.S.	—	100.0	Europe – Manganese	Norway
Ferroglobe Manganese France S.A.S.	—	100.0	Europe – Manganese	France
FerroPem, S.A.S.	—	100.0	Europe – Silicon	France
Ferrous Receivables DAC.	—	100.0	Other segments	Ireland
Grupo FerroAtlántica, S.A.U.	100	100.0	Europe – Manganese	Madrid - Spain
Grupo FerroAtlántica de Servicios, S.L.U.	—	100.0	Other segments	Madrid - Spain
Kintuck (France) S.A.S.	—	100.0	Europe – Manganese	France
Kintuck A.S.	—	100.0	Europe – Manganese	Norway
Rocas, Arcillas y Minerales, S.A.	—	100.0	Europe – Silicon	A Coruña - Spain
Rebone Mining (Pty.), Ltd.	—	74.0	South Africa – Silicon	Polokwane - South Africa
Silicon Smelters (Pty.), Ltd.	—	100.0	South Africa – Silicon	Polokwane - South Africa
Silicon Technology (Pty.), Ltd.	—	100.0	South Africa – Silicon	South Africa
Thaba Chueu Mining (Pty.), Ltd.	—	74.0	South Africa – Silicon	Polokwane - South Africa
Cuarzos Indus. de Venezuela (Cuarzoven), S.A.	—	100.0	Other segments	Venezuela
Emix, S.A.S.	—	100.0	Other segments	France
Ferroatlántica de México, S.A. de C.V.	—	100.0	Other segments	Nueva León - Mexico
Ferroatlántica de Venezuela (FerroVen), S.A.	—	99.9	Other segments	Venezuela
Ferroatlántica Deutschland, GmbH	—	100.0	Other segments	Germany
Ferroatlántica do Brasil Mineraçao Ltda.	—	70.0	Other segments	Brazil
Ferroatlántica I+D, S.L.U.	—	100.0	Other segments	Madrid - Spain
FerroAtlántica International Ltd.	—	100.0	Other segments	United Kingdom
Ferroglobe Services (UK) Ltd.	100	100.0	Other segments	United Kingdom
FerroManganese Mauritania S.A.R.L.	—	90.0	Other segments	Mauritania
Ferroquartz Holdings, Ltd. (Hong Kong)	—	100.0	Other segments	Hong Kong
FerroQuartz Mauritania S.A.R.L.	—	90.0	Other segments	Mauritania
Ferrosolar OPCO Group S.L.	—	100.0	Other segments	Spain
Ferrosolar R&D S.L.	—	50.0	Other segments	Spain
FerroTambao, S.A.R.L.	—	90.0	Other segments	Burkina Faso
Globe Argentina Holdco, LLC	—	100.0	Other segments	Delaware - USA
Globe Metales S.R.L.	—	100.0	Other segments	Argentina
Globe Specialty Metals, Inc.	100	100.0	Other segments	Delaware - USA
GSM Financial, Inc.	—	100.0	Other segments	Delaware - USA
GSM Netherlands, B.V.	—	100.0	Other segments	Netherlands
Hidroelectricité de Saint Beron, S.A.S.	—	100.0	Other segments	France
Mangshi FerroAtlántica Mining Industry Service Company Limited	—	100.0	Other segments	Mangshi, Dehong -Yunnan -China
Mangshi Sinice Silicon Industry Company Limited	—	100.0	Other segments	Mangshi, Dehong -Yunnan -China
Ningxia Yonvey Coal Industrial Co., Ltd.	—	98.0	Other segments	China
Photosil Industries, S.A.S.	—	100.0	Other segments	France
Silicio Ferrosolar, S.L.U.	—	100.0	Other segments	Spain
Solsil, Inc.	—	92.4	Other segments	Delaware - USA
Ultracore Energy S.A.	—	100.0	Other segments	Argentina

Subsidiaries are all companies over which Ferroglobe has control.

Control is achieved when the Company:

●	has power over the investee;
●	is exposed, or has rights, to variable returns from its involvement with the investee; and
●	has the ability to use its power over the investee to affect the amount of the investor’s returns.

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

The Company uses the acquisition method to account for the acquisition of subsidiaries. According to this method, the consideration transferred for the acquisition of a subsidiary corresponds to the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred also includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Any contingent consideration transferred by the Company is recognized at fair value at the date of acquisition. Subsequent changes in the fair value of the contingent consideration classified as an asset or a liability are recognized in accordance with IFRS 9 in the income statement. The costs related to the acquisition are recognized as expenses in the years incurred. The identifiable assets acquired and the liabilities and contingent liabilities assumed in a business combination are initially recognized at their fair value at the date of acquisition. The Company recognizes any non-controlling interest in the acquiree at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.

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

The consolidated financial statements have been authorized for issuance on May 2, 2022.

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

For the years ended December 31, 2021, 2020 and 2019, the Company reported net losses of $115,374 thousand, $249,758 thousand and $285,640 thousand, respectively. Our business has historically been subject to fluctuations in the price of the products and market demand for them, caused by general and regional economic cycles, raw material and energy price fluctuations, competition and other factors.

Throughout 2021, COVID -19 and its consequences continued to impact our business, operations, and financial results. Such conditions, and any future decline in the global silicon metal, manganese-based alloys and silicon-based alloys industries could have a material adverse effect on our business, results of operations and financial condition. Also, many of our products are traded internationally at prices that are significantly affected by worldwide supply and demand, and our costs are particularly sensitive to increases in energy prices and raw material prices. Consequently, our financial performance will fluctuate with the general economic cycle, and our business is even more cyclical than the general economy.

With the significant change in performance during the second half of 2021, which has continued in the first quarter of 2022, our revenue and operating margins continued improving. Consistent with our strategic objectives, we seek to strengthen the Company’s balance sheet to ensure flexibility and competitiveness through the cycle.

In 2020 we developed a turnaround plan focused on improving our cost structure and bolstering the long-term competitiveness of the business. 2021 marked the first year of the execution of the plan spanning across a number of value creation areas, including commercial excellence, working capital optimization, footprint optimization, continuous plant efficiency, centralized procurement, and the reduction of corporate overheads.

During 2022, we will continue executing on various cost cutting initiatives, as well as focusing on capability building to improve our operating model and processes.  Through these efforts we seek to improve our overall decision making, establishing a new culture focused on data-driven decision making under a centralized model.

The market momentum in customer demand and significantly improved pricing during 2021 has been captured in the order book for the first half of 2022, and the projections for the coming twelve months reflect a strong improvement in financial performance as a consequence of the benefit of our turnaround plan, coupled with the improvement in broader operating environment.

We have been closely monitoring the situation in Ukraine since the war began. Russia is a key supplier of raw materials to Ferroglobe and other ferro-alloy producers. We have convened a committee that has met daily to monitor the situation, and this will continue for as long as the crisis persists. While our suppliers have not been specifically targeted by sanctions, Russia’s expulsion from Swift and sanctions on various Russian banks have presented difficulties in how we pay for raw materials from Russia, and transportation and other supply chain interruptions have impacted deliveries. We have been successful in implementing mitigating actions that we believe will alleviate these issues and allow us to continue production.

To support its assessment of the going concern basis of accounting, management has prepared a financial model which considers the revenues, expenditures, cash flows, net tax payments and capital expenditures for a period of at least one year from the date of approval of these financial statements. The financial projections to determine these future cash flows are modelled considering the principal variables that determine the historic flows at a Group level including prices, volumes, costs, capital expenditures and net working capital. These projections are based on the 2022 annual budget and management’s five-year financial model. Key assumptions include estimates on sale prices based on the order book and indexes. It has to be considered that sale prices are the variable to which the Company´s cash flows are more sensitive to. Sensitivities have been run, including stressed scenarios with reductions on the base case sale prices for the coming months, to reflect the key risks and uncertainties impacting the cash flow projections. The potential impact of the Ukranian war has also been considered in this analysis.

2021 marked an active year with regards to our capital markets activity.  At the center of the comprehensive financing effort was the extension of the maturity of our 9 3/8% Senior Notes to December 2025 (from March 1, 2022).  In addition to extending the maturity profile of the debt of the Company, we also issued $60 million of Super Senior Notes and issued $40 million of new equity that provided the Company additional cash funding to support our strategic transformation plan. Overall, we view this financing to be a success given the uncertain operating market back-drop prevailing in the midst of the pandemic.

Also, the Company is subject to certain restrictive covenants under the existing financing agreements, which limit, among other things, its ability to incur certain additional indebtedness (see Note 18). In this respect we are currently discussing with financial institutions for new financing agreements within the limits of the covenants mentioned before. Additionally, the Company has increased liquidity through additional funding in early 2022 and through its own cash generation. In February 2022, the Spanish Fund for supporting strategic companies, on a proposal of the Sociedad Estatal de Participaciones Industriales (“SEPI”), approved €34.5 million in loans to Grupo Ferroatlántica, S.A.U. and Grupo Ferroátlantica de Servicios, S.L.U., wholly owned subsidiaries of the Company.

Ferroglobe’s primary short-term liquidity needs are to fund its capital expenditure commitments, fund specific initiatives underlying the strategic plan, service its existing debt, fund working capital and comply with other contractual obligations. Ferroglobe’s long-term liquidity needs primarily relate to debt servicing and repayment. Ferroglobe’s core objective with respect to capital management is to maintain a balanced and sustainable capital structure through the economic cycles, while keeping the cost of capital at competitive levels.  We believe our working capital is sufficient for our present requirements, and we anticipate generating sufficient cash from operations to satisfy our short and long-term liquidity needs.

As a result of all the analysis performed, the Company has concluded that there is no substantial doubt about its ability to continue as a going concern.

3.2 International financial reporting standards

Application of new accounting standards

New and amended standards and interpretations adopted by the Company

No new standards effective on January 1, 2021 have a material impact on the consolidated financial statements. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

New and amended standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for the reporting period ended December 31, 2021 and have not been early adopted by the Company. Standards, interpretations and amendments published by the IASB that will be effective for periods beginning on or after January 1, 2022:

●	IFRS 17 Insurance Contracts (issued on 18 May 2017); including Amendments to IFRS 17 (issued on June 2020)

●	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Classification of Liabilities as Current or Non-current - Deferral of Effective Date (issued on January 2020 and July 2020 respectively)
●	Amendments to;

IFRS 3 Business Combinations;

IAS 16 Property, Plant and Equipment;

IAS 37 Provisions, Contingent Liabilities and Contingent Assets; and

Annual Improvements 2018-2020

●	Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies (issued on February 2021)
●	Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (issued on February 2021)
●	Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (issued on May 2021)
●	Amendments to initial application of IFRS 17 and IFRS 9: Comparative information (issued on December 2021)

None of these standards or interpretations that are not yet effective are expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

3.3 Currency

Until September 30, 2021, the Parent’s functional currency was the Euro. Due to an occurrence of events and conditions that reduce the number of transactions in euros, and in accordance with International Financial Reporting Standards, management conducted a review of the functional currency of Ferroglobe PLC and they concluded that there has been a change in its functional currency from Euro to U.S. Dollars, effective since October 1, 2021.

Ferroglobe PLC is the parent company of Ferroglobe Group and its main assets and liabilities relate to intercompany transactions. Due to the new group structure, PLC has signed an agreement in which they agreed to convert all intercompany receivables and payables outstanding into US Dollars.. Additionally, PLC financing instruments (debt and equity instruments) are U.S. Dollars denominated.

The change in functional currency was implemented prospectively starting October 1, 2021. To give effect to this change, balances of the parent company as of October, 1, 2021 have been translated to USD in accordance with IAS 21 “The effect of changes in foreign exchange rates”. The functional currencies of subsidiaries are determined by the primary economic environment in which each subsidiary operates.

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

3.4 Responsibility for the information and use of estimates

The information in these consolidated financial statements is the responsibility of Ferroglobe’s Management.

Certain assumptions and estimates were made by management in the preparation of these consolidated financial statements, including:

●	The impairment losses on goodwill, see Note 7;
●	the assumptions taken over forecast recovery in trading activity and cash liquidity management that mitigates any substantial doubt as to the Company’s ability to continue as a going concern, see Note 3.1;
●	the useful life of property, plant and equipment and intangible assets, see Note 4.3;
●	the fair value valuation of the plants, impairment losses on property, plant and equipment and intangible assets, determined by value in use or by fair value less cost of disposal methods, see Note 9;
●	the fair value of certain unquoted financial assets, see Note 10;
●	the fair value of financial instruments, see Note 29;
●	the assumptions used in the actuarial calculation of pension liabilities, see Note 15;
●	the discount rate used to calculate the present value of certain collection rights and payment obligations, see Note 15;
●	provisions for contingencies and environmental liabilities, see Note 25;

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

Fair value measurement of financial instruments

Certain of the Company's financial instruments are classified as Level 3 as they include unobservable inputs. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: in the principal market for the asset or liability; or in the absence of a principal market, in the most advantageous market for the asset or liability.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

For those assets and liabilities measured at fair value at the balance sheet date, further information on fair value measurement is provided in Note 29.

Going concern

As required by the accounting rules, the Company performs an analysis to assess the Company’s ability to continue as a going concern. In this analysis, management makes certain estimates. To assess the liquidity risk the Company has defined a financial model which considers the revenues, expenditures, cash flows, net tax payments, capital expenditures and net working capital requirements. The financial projections to determine future cash flows are modelled considering the principal variables that determine the historic flows at a Group level including prices, volumes, costs, capital expenditures and net working capital. These projections are based on the 2022 annual budget and management’s five-year financial model.

Debt restructuring

As described in Note 18, on July 29, 2021 the Company completed a restructuring of its capital and debt. To determine the accounting for this transaction, management considered the criteria for derecognition of financial liabilities set out in IFRS 9 Financial Instruments and the guidance in IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments. Judgement was required to determine if the exchange of the Old Notes by the Reinstated Notes is a substantial modification of the debt, including what fees and transaction costs should be included in the  quantitative test (the so called “10 per cent test¨) and to determine the accounting for fees and transaction costs related to the issuance of the new bonds and equity. We concluded that the exchange was a substantial modification and therefore it was accounted for as an extinguishment of the old debt. See Notes 4.5 and 18 for further details.

Impairment of assets

The Company’s evaluation of goodwill and PP&E for impairment involves the comparison of the carrying amounts of assets with their recoverable amount. The determination of the recoverable amount requires significant judgement in developing and applying key underlying assumptions concerning future market and conditions (volumes, sale prices, cost structure and capital expenditure - “capex”) for the periods projected, as well as the determination of an appropriate discount rate and terminal value. For certain assets, recoverable amount has been determined at fair value less cost of disposal, which determination is subject to significant judgement.

Key sources of estimation uncertainty

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

The key assumptions for the value in use calculation are those regarding the discount rate, growth rate, and cash flows. Cash flow projections are based on the Company’s five year internal forecast. Estimates of selling prices and direct costs are based on past experience, expectations of future changes in the market and historic trends. Sensitivities are disclosed in Note 7 of the Consolidated Financial Statements.

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

Power supply agreements

Power supply agreements at rates below market acquired in business combinations are amortized on a straight-line basis over the term in which the agreement is effective.

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

Computer system maintenance costs are recognized as expenses in the years in which they are incurred.

Other intangible assets

Other intangible assets include:

●	Supply agreements which are amortized in accordance with their estimated useful lives (see Note 8).
●	CO2 emissions allowances (“rights held emit greenhouse gasses”) which are not amortized, but rather are expensed when used (see Note 4.22).

4.3 Property, plant and equipment

Cost

Property, plant and equipment for our own use are initially recognized at acquisition or production cost and are subsequently measured at acquisition or production cost less accumulated depreciation and any accumulated impairment losses.

When the construction and start-up of non-current assets require a substantial period of time, the borrowing costs incurred over that period are capitalized. In 2021, 2020 and 2019 no material borrowing cost were capitalized.

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

4.4 Impairment of property, plant and equipment, intangible assets and goodwill

In order to ascertain whether its assets have become impaired, the Company compares their carrying amount with their recoverable amount; goodwill - the CGU been tested for impairment annually, and whenever there is an indication of impairment and property, plant and equipment and other - whenever there is an indication of impairment. Where the asset itself does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

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

Where an impairment loss subsequently reverses (not permitted in the case of goodwill), the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as “Impairment (loss)/gain” in the consolidated income statement.

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

The Company’s derivative financial instruments are set out in Note 19 to these consolidated financial statements and the Company’s financial risk management policies are set out in Note 28.

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

For those assets and liabilities measured at fair value at the balance sheet date, further information on fair value measurement is provided in Note 29.

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

The consumption of inventories is recognized as an expense in “Raw Materials and energy consumption for production” in the consolidated income statement in the period in which the revenue from their sale is recognized.

4.9 Raw materials and energy consumption for production

Raw materials and energy consumption for production comprise raw materials, energy, other direct costs and changes in inventory.

4.10 Cash and cash equivalents

The Company classifies under “Cash and cash equivalents” any liquid financial assets, such as for example cash on hand and at banks, deposits and liquid investments, that can be converted into known amounts of cash within three months and are subject to an insignificant risk of changes in value.

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

The consolidated financial statements include all the material provisions with respect to which it is considered that it is probable that the obligation will have to be settled. Contingent liabilities are not recognized in the consolidated financial statements, but rather are disclosed, as required by IAS 37 (see Note 25).

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

The lease liability is initially measured at the present value of the minimum future lease payments, discounted using the interest rate implicit in the lease, or, if not readily determinable, the incremental borrowing rate. Lease payments include fixed payments, variable payments that depend on an index or rate,  as well as any extension or purchase options, if the Company is reasonably certain to exercise these options. The lease liability is subsequently measured at amortized cost using the effective interest method and remeasured with a corresponding adjustment to the related right-of-use asset when there is a change in future lease payments.

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

Variable lease payments not included in the measurement of the lease liabilities are expensed to the consolidated income statement in the period in which the events or conditions which trigger those payments occur.

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

The current income tax expense is based on domestic and international statutory income tax rates in the tax jurisdictions where the Company operates related to taxable profit for the period. The taxable profit differs from net profit as reported in the income statement because it is determined in accordance with the rules established by the applicable tax authorities which includes temporary differences, permanent differences, and available credits and incentives.

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

Subsequently, at each reporting date, monetary assets and liabilities denominated in foreign currencies are translated to dollars at the rates prevailing on that date.

Any exchange differences arising on settlement or translation at the closing rates of monetary items are recognized in the consolidated income statement for the year.

Note 4.6 details the Company’s accounting policies for derivative financial instruments. Also, Note 28 to these consolidated financial statements details the financial risk policies of Ferroglobe.

4.17 Revenue recognition

The Company recognizes sales revenue related to the transfer of promised goods or services when control of the goods or services passes to the customer. The amount of revenue recognized reflects the consideration to which the Company is or expects to be entitled in exchange for those goods or services.

In the Company’s electrometallurgy business, revenue is principally generated from the sale of goods, including silicon metal and silicon- and manganese-based specialty alloys. The Company mainly satisfies its performance obligations at a point in time; the amounts of revenue recognized relating to performance obligations satisfied over time are not significant. The point in time at which control is transferred to the buyer is determined based on the agreed delivery terms, which follow Incoterms 2021 issued by International Chamber of Commerce.

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

4.21 CO2 emission allowances

The Company recognizes emission rights (allowances) received, whether allocated by government or purchased, as intangible assets. The intangible asset recognized is initially measured at fair value, being the consideration paid (if purchased on the open market) or the current market value (if granted for less than fair value).

When allowances are granted for less than fair value, the difference between the fair value and the nominal amount paid is recognized as a government grant. The grant is initially recognized as deferred income in the statement of financial position and subsequently recognized as “other operating income” on a systematic basis on the proportion of the CO2 emitted over total CO2 expected to be emitted for the compliance period. In the case that a better estimate of the expected CO2 emissions for the compliance period is available, the deferred income to be recognized in the statement of financial position is adjusted prospectively.

As the Company emits CO2, it recognizes a provision for its obligation to deliver the CO2 allowances at the end of the compliance period. The provision is remeasured and recorded as an expense at the end of each reporting period at historical cost for the emission rights (allowances) received and at adquisition cost for the CO2 purchased and at fair value for the CO2 pending to be purchased.

Intangible assets recognized for emissions allowances are not amortized and remain valued at historical cost until either sold or surrendered in satisfaction of the Company’s obligation to deliver the allowances to the relevant authority.

Sale of emission rights

In those cases that it is decided to sell some or even all of its rights in the expectation of later buying rights equal to its actual emissions, the accounting will be as follows.

The emission rights sold would be derecognized from the balance sheet against the cash received. In those cases, where the price per emission right is different to the fair value per emission right at the time they were granted, a gain or a loss on the disposal of assets will be recognized. The deferred income originally recognized for the free emission rights granted at the beginning of the compliance period that still remain in the balance sheet at the time of sale, will continue to be amortized over the remaining compliance period.

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

Ferroglobe has not recorded any business combination in 2021 and 2020.

6.    Segment reporting

Operating segments are based upon the Company’s management reporting structure. During 2021, the Company has revised its operating segments to reflect the way its Chief Operating Decision Maker (“CODM”) is currently managing the business. Our revised organizational structure includes the following six operating segments:

●	Canada – Silicon Metals
●	US – Silicon Metals & Silicon Alloys
●	Europe – Manganese Alloys
●	Europe – Silicon Metals & Silicon Alloys, and
●	South Africa – Silicon Alloys
●	Other segments

The operating segments described above are those components  whose operating results are regularly reviewed by the entity’s Chief Operating Decision Maker to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. This is due to the integrated operations within each region and product family and the ability to reallocate production based on the individual capacity of each plant. Additionally, economic factors that may impact our results of operations, such as currency fluctuations and energy costs, are also assessed at a region and product level.

The Company’s North America- Silicon reportable segment is the result of the aggregation of the operating segments of the United States and Canada Silicon Metals & Silicon Alloys. These operating segments have been aggregated as they have similar long-term economic characteristics and there is similarity of competitive and operating risks and the political environment in the United States and Canada. The Europe-Silicon, the Europe -Manganese and South Africa – Silicon reportable segments are equal to each related Operating segment.

All other segments that do not meet the quantitative threshold for separate reporting have been grouped as “Other segments”.

The consolidated income statements at December 31, 2021, 2020 and 2019, by reportable segment, are as follows:

	2021
	North America	Europe	Europe	South Africa		Adjustments/
	Silicon	Manganese	Silicon	Silicon	Other segments	Eliminations (**)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Sales	524,808	476,287	665,337	117,195	43,568	(48,287)	1,778,908
Raw materials and energy consumption for production	(323,316)	(326,257)	(473,884)	(76,617)	(33,445)	48,623	(1,184,896)
Other operating income	5,385	34,142	65,752	763	49,901	(45,858)	110,085
Staff costs	(82,463)	(33,696)	(120,287)	(13,268)	(31,203)	—	(280,917)
Other operating expense	(43,070)	(105,290)	(128,755)	(13,256)	(51,960)	45,522	(296,809)
Depreciation and amortization charges, operating allowances and write-downs	(55,770)	(18,634)	(16,852)	(5,081)	(991)	—	(97,328)
Impairment (loss) gain	—	(376)	(441)	2,684	(1,730)	—	137
Net gain due to changes in the value of assets	—	—	—	—	758	—	758
(Loss) gain on disposal of non-current assets	394	—	1,029	—	(37)	—	1,386
Other (loss) gain	—	—	(1)	—	63	—	62
Operating (loss) profit	25,968	26,176	(8,102)	12,420	(25,076)	—	31,386
Finance income	258	8,516	2,540	244	31,303	(42,608)	253
Finance costs	(1,063)	(25,544)	(7,162)	(5,693)	(152,335)	42,608	(149,189)
Exchange differences	807	2,160	(263)	135	(5,225)	—	(2,386)
(Loss) Profit before tax	25,970	11,308	(12,987)	7,106	(151,333)	—	(119,936)
Income tax (expense) benefit	(5,331)	(3,674)	7,463	(692)	6,796	—	4,562
(Loss) profit for the year	20,639	7,634	(5,524)	6,414	(144,537)	—	(115,374)

Attributable to the Parent	24,755	7,634	(5,509)	6,821	(144,325)	—	(110,624)
Attributable to non-controlling interests	(4,116)	—	(15)	(407)	(212)	—	(4,750)
(**)	The amounts correspond to transactions between segments that are eliminated in the consolidation process.

	2020(*)
	North America	Europe	Europe	South Africa		Adjustments/
	Silicon	Manganese	Silicon	Silicon	Other segments	Eliminations (**)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Sales	425,277	240,142	467,728	80,572	25,334	(94,619)	1,144,434
Raw materials and energy consumption for production	(280,858)	(204,063)	(369,130)	(56,062)	(19,518)	94,145	(835,486)
Other operating income	2,916	9,199	25,049	131	24,587	(28,255)	33,627
Staff costs	(73,988)	(28,337)	(84,300)	(11,013)	(17,144)	—	(214,782)
Other operating expense	(34,315)	(33,884)	(51,812)	(14,098)	(26,679)	28,729	(132,059)
Depreciation and amortization charges, operating allowances and write-downs	(61,664)	(19,086)	(19,252)	(7,141)	(1,046)	—	(108,189)
Impairment (loss) gain	(35,685)	305	(17,941)	(8,677)	(11,346)	—	(73,344)
Net gain due to changes in the value of assets	—	—	—	—	158	—	158
(Loss) gain on disposal of non-current assets	(869)	1,154	1,002	—	5	—	1,292
Other (loss) gain	—	4	—	—	(5)	—	(1)
Operating (loss)	(59,186)	(34,566)	(48,656)	(16,288)	(25,654)	—	(184,350)
Finance income	679	7,122	2,338	90	11,220	(21,272)	177
Finance costs	(857)	(22,267)	(10,325)	(3,796)	(50,995)	21,272	(66,968)
Financial derivative gain	—	—	—	—	3,168	—	3,168
Exchange differences	(485)	(3,508)	(1,226)	(1,405)	32,177	—	25,553
(Loss) before tax	(59,849)	(53,219)	(57,869)	(21,399)	(30,084)	—	(222,420)
Income tax (expense) benefit	14,213	(19,797)	(14,446)	(1,049)	(860)	—	(21,939)
(Loss) for the year from continuing operations	(45,636)	(73,016)	(72,315)	(22,448)	(30,944)	—	(244,359)
(Loss) for the year from discontinued operations	—	(5,399)		—	—	—	(5,399)
(Loss) for the year	(45,636)	(78,415)	(72,315)	(22,448)	(30,944)	—	(249,758)

Attributable to the Parent	(42,603)	(79,482)	(71,243)	(22,206)	(30,805)	—	(246,339)
Attributable to non-controlling interests	(3,033)	—	(5)	(242)	(139)	—	(3,419)

(*) Our operating segments have been revised in 2021 to reflect the way its chief operating decision maker (“CODM”) is currently managing and viewing the business. Accordingly, the results of 2020 and 2019 have been restated to report results according to the operating segments revised in 2021.

(**)	The amounts correspond to transactions between segments that are eliminated in the consolidation process.

	2019(*)
	North America	Europe	Europe	South Africa		Adjustments/
	Silicon	Manganese	Silicon	Silicon	Other segments	Eliminations (**)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Sales	551,500	564,060	593,907	136,292	43,147	(273,684)	1,615,222
Raw materials and energy consumption for production	(366,711)	(502,919)	(474,993)	(108,823)	(35,939)	274,988	(1,214,397)
Other operating income	10,418	12,828	39,001	1,323	27,144	(36,501)	54,213
Staff costs	(87,954)	(32,133)	(106,681)	(20,333)	(37,928)	—	(285,029)
Other operating expense	(60,105)	(64,851)	(83,917)	(19,457)	(32,572)	35,197	(225,705)
Depreciation and amortization charges, operating allowances and write-downs	(72,251)	(19,904)	(19,667)	(6,459)	(1,913)	—	(120,194)
Impairment (loss) gain	(174,013)	12	(1)	—	(1,897)	—	(175,899)
Net (loss) due to changes in the value of assets	—	—	—	(530)	(1,044)	—	(1,574)
(Loss) gain on disposal of non-current assets	(1,601)	—	181	—	(803)	—	(2,223)
Operating (loss)	(200,717)	(42,907)	(52,170)	(17,987)	(41,805)	—	(355,586)
Finance income	529	8,999	2,074	156	17,690	(28,068)	1,380
Finance costs	(3,914)	(19,722)	(5,626)	(4,507)	(57,524)	28,068	(63,225)
Financial derivative gain	—	—	—	—	2,729	—	2,729
Exchange differences	(407)	2,812	1,161	(1,179)	497	—	2,884
(Loss) before tax	(204,509)	(50,818)	(54,561)	(23,517)	(78,413)	—	(411,818)
Income tax benefit (expense)	8,520	9,258	12,782	7,761	3,220	—	41,541
(Loss) for the year from continuing operations	(195,989)	(41,560)	(41,779)	(15,756)	(75,193)	—	(370,277)
Profit for the year from discontinued operations	—	—	3,280	—	81,357	—	84,637
Profit (loss) for the year	(195,989)	(41,560)	(38,499)	(15,756)	6,164	—	(285,640)

Attributable to the Parent	(190,866)	(41,560)	(38,499)	(16,124)	6,448	—	(280,601)
Attributable to non-controlling interests	(5,123)	—	—	368	(284)	—	(5,039)

(*) Our operating segments have been revised in 2021 to reflect the way its chief operating decision maker (“CODM”) is currently managing and viewing the business. Accordingly, the results of 2020 and 2019 have been restated to report results according to the operating segments revised in 2021.

(**)	The amounts correspond to transactions between segments that are eliminated in the consolidation process.

The consolidated statements of financial position at December 31, 2021 and 2020, by reportable segment are as follows:

	2021
						Consolidation
	North America	Europe	Europe	South Africa		Adjustments/
	Silicon	Manganese	Silicon	Silicon	Other segments	Eliminations (*)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Goodwill	29,702	—	—	—	—	—	29,702
Other intangible assets	4,015	40,318	54,463	1,165	681	—	100,642
Property, plant and equipment	324,210	69,283	87,547	35,830	38,044	—	554,914
Inventories	56,318	77,425	121,813	21,008	13,233	—	289,797
Trade and other receivables (**)	867,128	487,731	319,805	51,734	1,233,809	(2,574,594)	385,613
Cash, restricted cash and cash equivalents	61,032	32,139	10,660	6,787	6,045	—	116,663
Other	(4,420)	3,810	18,018	1,909	26,690	—	46,007
Total assets	1,337,985	710,706	612,306	118,433	1,318,502	(2,574,594)	1,523,338

Equity	438,915	86,234	150,320	21,048	(376,486)	—	320,031
Provisions	21,458	42,428	128,144	6,163	390	—	198,583
Bank borrowings	—	29,972	67,749	—	1,246	—	98,967
Obligations under finance leases	6,334	11,457	—	24	543	—	18,358
Debt instruments	—	—	—	—	440,297	—	440,297
Other financial liabilities	4,033	153	—	—	62,827	—	67,013
Trade and other payables (***)	813,676	550,695	186,493	87,687	1,195,016	(2,618,022)	215,545
Other	53,569	(10,233)	79,600	3,511	(5,331)	43,428	164,544
Total equity and liabilities	1,337,985	710,706	612,306	118,433	1,318,502	(2,574,594)	1,523,338

	2020(*)
						Consolidation
	North America	Europe	Europe	South Africa		Adjustments/
	Silicon	Manganese	Silicon	Silicon	Other segments	Eliminations (**)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Goodwill	29,702	—	—	—	—	—	29,702
Other intangible assets	14,604	1,790	1,841	1,265	1,256	—	20,756
Property, plant and equipment	353,145	88,883	101,391	37,526	39,089	—	620,034
Inventories	63,765	62,243	90,434	20,375	9,732	—	246,549
Trade and other receivables (***)	609,456	413,115	280,519	43,121	1,001,306	(2,099,725)	247,792
Cash, restricted cash and cash equivalents	48,127	34,335	13,684	2,777	32,634	—	131,557
Other	(37,007)	14,546	16,267	9,808	47,141	—	50,755
Total assets	1,081,792	614,912	504,136	114,872	1,131,158	(2,099,725)	1,347,145

Equity	412,729	13,998	169,850	17,856	(248,714)	—	365,719
Provisions	33,812	45,609	74,804	5,956	3,602	—	163,783
Bank borrowings	—	23,216	56,905	—	27,486	—	107,607
Obligations under finance leases	4,260	17,403	—	318	555	—	22,536
Debt instruments	—	—	—	—	357,508	—	357,508
Other financial liabilities	3,140	331	—	—	60,425	—	63,896
Trade and other payables (****)	615,690	500,813	183,123	78,807	915,381	(2,141,417)	152,397
Other	12,161	13,543	19,453	11,935	14,915	41,692	113,699
Total equity and liabilities	1,081,792	614,913	504,135	114,872	1,131,158	(2,099,725)	1,347,145

(*) Our operating segments have been revised in 2021 to reflect the way its chief operating decision maker (“CODM”) is currently managing and viewing the business. Accordingly, the results of 2020 have been restated to report results according to the operating segments revised in 2021.

(**) These amounts correspond to balances between segments that are eliminated at consolidation.

(***) Trade and other receivables includes non-current and current receivables from group that eliminated in the consolidated process.

(****) Trade and other payables includes non-current and current payables from group that are eliminated in the consolidated process.

Other disclosures

Sales by product line

Sales by product line are as follows:

	2021	2020	2019
	US$'000	US$'000	US$'000
Silicon metal	637,695	463,217	539,872
Manganese-based alloys	469,138	267,469	447,311
Ferrosilicon	337,833	176,447	275,368
Other silicon-based alloys	161,750	126,817	181,736
Silica fume	32,409	25,888	33,540
Other	140,083	84,596	137,395
Total	1,778,908	1,144,434	1,615,222

Information about major customers

Total sales of $870,039 thousand, $580,570 thousand, and $643,689 thousand were attributable to the Company’s top ten customers in 2021, 2020, and 2019 respectively. During 2021 and 2020, sales corresponding to Dow Silicones Corporation represented 12.2% and 13.2% respectively of the Company’s sales. Sales to Dow Silicones Corporation are included partially in the North America - Silicon segment and partially in the Europe - Silicon segment. During 2019, there was no single customer representing greater than 10% of the Company’s sales.

Capital expenditures by reporting segment

	Year Ended December 31,
	2021	2020	2019
	US$´000	US$´000	US$´000
North America - Silicon	15,579	17,420	7,226
Europe Silicon	4,328	1,334	11,001
Europe Manganese	6,947	4,034	5,146
South Africa Silicon	3,611	2,308	3,492
Other Segments	2,944	1,963	7,175
Total	33,409	27,059	34,040

Non current assets by geographical area

The non-current assets (as defined in IFRS 8) attributable to the country of domicile and all foreign countries of operation are as follows:

	Year ended December 31,
	2021	2020
	US$´000	US$´000
United States of America	230,356	227,539
Europe
Spain	146,405	145,019
France	138,842	90,543
Other EU Countries	71,612	72,313
Total non-current assets in Europe	356,859	307,875
Rest of the World	124,839	154,493
Total	712,054	689,907

7.    Goodwill

Changes in the carrying amount of goodwill during the years ended December 31, are as follows:

	January 1,	Impairment	Exchange	December 31,	Impairment	Exchange	December 31,
	2020	(Note 26.5)	differences	2020	(Note 26.5)	differences	2021
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Globe Specialty Metals, Inc.	29,702	—	—	29,702	—	—	29,702
Total	29,702	—	—	29,702	—	—	29,702

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

During the years ended December 31, 2021 and December 31, 2020, in connection with our annual goodwill impairment test, the Company did not recognize an impairment charge. During the year ended December 31, 2019, the Company recognized an impairment charge of $174,008 thousand.

Ferroglobe operates in a cyclical market, and silicon and silicon-based alloy index pricing and foreign import pressure into the U.S. markets impact the future projected cash flows used in our impairment analysis. Recoverable value was estimated based on discounted cash flows. Estimates under the Company’s discounted income based approach involve numerous variables including anticipated sales price and volumes, cost structure, discount rates and long term growth, and therefore could impact fair values in the future. As of December 31, 2021, and 2020 the remaining goodwill for the U.S cash-generating units is $29,702 thousand.

Key assumptions used in the determination of recoverable value

In determining the asset recoverability through value in use, management makes estimates, judgments and assumptions on uncertain matters. For each cash-generating unit, the value in use is determined based on economic assumptions and forecasted operating conditions as follows:

	2021		2020		2019
	U.S.	Canada	U.S.	Canada	U.S.	Canada
Weighted average cost of capital	13.2%	—%	10.3%	—%	11.1%	11.5%
Long-term growth rate	2.3%	—%	2.0%	—%	2.0%	2.0%
Normalized tax rate	21.0%	—%	21.0%	—%	21.0%	26.6%

Our approach in determining the recoverable amount utilises a discounted cash flow methodology, which necessarily involves making numerous estimates and assumptions regarding, operating costs, appropriate discount rates and working capital requirements. The key assumptions used for estimating cash flow projections in the Group’s impairment testing are those relating to revenue and operating costs. The key assumptions take account of the business’s expectations for the projection period. These expectations consider the macroeconomic environment, industry and market conditions, the CGU’s historical performance and any other circumstances particular to the unit, such as business strategy and product mix.

These estimates will likely differ from future actual results of operations and cash flows, and it is possible that these differences could be material. In addition, judgements are applied in determining the level of CGU identified for impairment testing and the criteria used to determine which assets should be aggregated. Changes in our business activities or structure may also result in additional changes to the level of testing in future periods. Further, future events could cause the Group to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired.

The Company has defined a financial model which considers the revenues, expenditures, cash flows, pre tax payments and capital expenditures on a five year period (2022-2026), and perpetuity beyond this period. The financial projections to determine the net present value of future cash flows are modeled considering the principal variables that determine the historic flows of each group of cash-generating unit including prices, volumes, costs, CAPEX and net working capital.

The long-term growth rate is based on long-term average growth rate in the US.

8.    Other intangible assets

Changes in the carrying amount of other intangible assets during the years ended December 31 are as follows:

					Other	Accumulated
	Development	Power Supply		Computer	Intangible	Depreciation	Impairment
	Expenditure	Agreements	Rights of Use	Software	Assets	(Note 26.3)	(Note 26.5)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2020	50,326	37,836	16,533	5,149	42,670	(82,283)	(18,964)	51,267
Additions	262	—	—	—	42,561	(7,183)	—	35,640
Disposals	—	—	—	—	(68,713)	—	—	(68,713)
Exchange differences	4,286	—	516	100	2,354	(3,576)	(1,118)	2,562
Business disposal	—	—	—	—	—	—	—	—
Balance at December 31, 2020	54,874	37,836	17,049	5,249	18,872	(93,042)	(20,082)	20,756
Additions	1,040	—	10	—	139,180	(7,241)	(1,153)	131,836
Disposals	—	—	(3,558)	(72)	(51,796)	563	3,072	(51,791)
Exchange differences	(4,216)	—	(132)	(87)	(540)	3,580	1,236	(159)
Business disposal	—	—	—	—	—	—	—	—
Balance at December 31, 2021	51,698	37,836	13,369	5,090	105,716	(96,140)	(16,927)	100,642

Additions and disposals in other intangible assets in 2021 and 2020 primarily relate to the acquisition, use and expiration of rights held to emit greenhouse gasses by certain Spanish, French and Canadian subsidiaries (see Note 4.21).

During 2021 the Company recognized an impairment of $1,153 thousand in relation to our quartz mine located in Mauritania.

During 2021 the company has purchased rights to emit greenhouse gasses amounting $44,138 thousand.

During 2020 the Company disposed of rights held to emit greenhouse gasses $34,209 thousand, which result in a net reduction of other intangible assets of $32,517 thousand.

As a result of the Business Combination, the Company acquired a power supply agreement which provides favorable below-market power rates to the Alloy, West Virginia facility, which terminates in December 2025.

At December 31, 2021, the Company has certain intangible assets pledged as collateral for debt instruments in Canada (see Note 18).

9.    Property, plant and equipment

The detail of property, plant and equipment, net of the related accumulated depreciation and impairment in 2021 and 2020 is as follows:

				Advances and
				Property, Plant		Other Items of
			Other Fixtures,	and Equipment		Property,	Other Items	Other Items
	Land and	Plant and	Tools and	in the Course of	Mineral	Plant and	of Leased	of Leased	Accumulated
	Buildings	Machinery	Furniture	Construction	Reserves	Equipment	Land and	Plant and	Depreciation	Impairment	Total
							Buildings	machinery	(Note 26.3)	(Note 26.5)
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2020	196,586	1,273,837	8,819	106,651	59,502	34,463	13,298	21,333	(865,937)	(107,646)	740,906
Additions	1,391	11,095	302	27,059	—	30	3,374	1,405	(101,006)	(71,929)	(128,279)
Disposals and other	(780)	(17,664)	(612)	(1,715)	—	—	—	—	17,337	4	(3,430)
Transfers from/(to) other accounts	904	15,830	—	(16,861)	—	—	—	127	—	(6,937)	(6,937)
Exchange differences	9,924	48,487	(87)	8,895	(177)	(1,305)	916	1,581	(45,901)	(4,559)	17,774
Balance at December 31, 2020	208,025	1,331,585	8,422	124,029	59,325	33,188	17,588	24,446	(995,507)	(191,066)	620,034
Additions	166	6,054	199	33,409	—	—	576	4,113	(90,087)	1,663	(43,907)
Disposals and other	(1,131)	(106,295)	(618)	(9,374)	—	(55)	—	—	73,601	39,972	(3,900)
Transfers from/(to) other accounts	65	21,883	112	(23,621)	—	(20)	—	730	867	(17)	(1)
Exchange differences	(9,911)	(50,603)	(636)	(10,481)	(306)	476	(1,008)	(1,527)	49,048	7,636	(17,312)
Balance at December 31, 2021	197,214	1,202,624	7,479	113,962	59,019	33,589	17,156	27,762	(962,078)	(141,811)	554,914

In order to ascertain whether its assets have become impaired, Ferroglobe compares their carrying amount with their recoverable amount if there are indications that the assets might have become impaired. Where the asset itself does not generate cash flows that are independent from other assets, Ferroglobe estimates the recoverable amount of the asset unit to which the asset belongs. Recoverable amount is the higher of fair value less cost of disposal and value in use, which is the present value of the future cash flows that are expected to be derived from continuing use of the asset and from its ultimate disposal at the end of its useful life, discounted at a rate which reflects the time value of money and the risks specific to the business to which the asset belongs.

If the recoverable amount of an asset or cash-generating unit is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount, and an impairment loss is recognized as an expense under “net impairment losses” in the consolidated income statement. The increased carrying amount of an asset due to a reversal of an impairment loss should not exceed the carrying amount that would  have been determined (net of amortisation or depreciation) had no impairment loss been recognised for the asset in prior years. A reversal of an impairment is recognized as “impairment (loss) gain” in the consolidated income statement. The basis for depreciation or amortization is the carrying amount of the assets, deemed to be the acquisition cost less any accumulated impairment losses.

As at December 31, 2021 the Company tested property, plant and equipment for impairment related to our solar-grade silicon metal project based in Puertollano, Spain, Château-Feuillet plants in France and our silicon metal plant in Polokwane, South Africa for which the recoverable value was determined at fair value less cost of disposal.

During year ended December 31, 2021 the Company recognized an impairment reversal of $2,681 thousand in relation to our Polokwane facility in South Africa, an impairment at Château Feuillet facility in Europe $441 thousand and an impairment related to our quartz mine located in Mauritania amounting $573 thousand.

Fair value for Polokwane facility as of December 31, 2021 was $7,130 thousand. As this amount is higher than the carrying amount ($4,449 thousand), the company recognized an impairment reversal of $2,681 thousand.

Fair value for Chateau Feuillet facility as of December 31, 2021 was $7,285 thousand. As this amount is lower than the carrying amount ($7,726 thousand), the company recognized an impairment of $441 thousand.

During 2021, as a consequence of the sale of the Niagara facility, which had a net book value of nil (an impairment had been recognized in previous periods amounting to $$34,229) the Company has written off these amounts.

During 2021, as a consequence of the sale of certain OPCO assets which had a net book value of nil(an impairment had been recognized in previous periods amounting to $5,743), the Company has written off these amounts..

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

At December 31, 2021 and 2020, the Company has property, plant and equipment pledged as security for debt instruments in Canada, France, Norway, Spain and USA.

Commitments

At December 31, 2021 and 2020, the Company has capital expenditure commitments totaling $3,834 thousand and $2,605 thousand, respectively, primarily related to maintenance and improvement works at plants.

10.  Financial assets and other receivables

The company’s financial assets and their classification under IFRS 9 are as follows:

		2021 classification
	Note	Amortised cost	Fair value through profit or loss - mandatorily measured	Fair value through other comprehensive income - designated	Total
		US$'000	US$'000	US$'000	US$'000
Other financial assets	10.1	3,348	847	—	4,195
Receivables from related parties	24	4,540	—	—	4,540
Trade receivables	10.2	321,929	—	—	321,929
Other receivables	10.2	6,199	—	—	6,199
Cash and cash equivalents		114,391	—	—	114,391
Restricted cash		2,272	—	—	2,272
Total financial assets		452,679	847	—	453,526

		2020 classification
	Note	Amortised cost	Fair value through profit or loss - mandatorily measured	Fair value through other comprehensive income - designated	Total
		US$'000	US$'000	US$'000	US$'000
Other financial assets	10.1	3,456	2,609	—	6,065
Receivables from related parties	24	5,530	—	—	5,530
Trade receivables	10.2	202,233	—	—	202,233
Other receivables	10.2	3,847	—	—	3,847
Cash and cash equivalents		102,714	—	—	102,714
Restricted cash		28,843	—	—	28,843
Total financial assets		346,623	2,609	—	349,232

Restrictions on the use of group assets

As of year ended December 31, 2021, Cash and cash equivalents and restricted cash comprise the following:

	2021	2020
	US$'000	US$'000
Cash and cash equivalents	114,391	102,714
Current/Non Current restricted cash presented as Cash	2,272	28,843
Escrow: Hydro sale	2,272	6,136
ABL	—	22,500
Others	—	207
Total	116,663	131,557

At December 31, 2021, non-current restricted cash comprises cash in relation to the guarantees taken over escrow amounting $2,272 thousand ($6,136 thousand in 2020). The escrow was constituted in August 30, 2019, in consideration of previous FerroAtlántica; under agreement terms, the Purchaser and the Seller deposited in a restricted bank account a part of the share purchase price, guaranteeing any compensation to the purchaser for any claim under the contract. On October 30, 2021, both parts agreed the release of an amount of $3,494 thousand (€3,000 thousand) out of the Escrow funds in order to offset part of the amount that the Company owes to the buyer derived the new tolling agreement.

The Company has certain restrictions for the disposal of the cash in Norway recorded in “cash and cash equivalents” due to local requirements, amounting $1,497 thousand.

The Company has also restrictions for the disposal of the cash in the joint ventures with Dow Corning, when the Company want to access to the excess cash available in the joint ventures, it is necessary to organise a board meeting and approve a dividend payment. Each partner receives its dividend portion accordingly, amounting to $51,956 thousand as of December 31, 2021.

On March 16, 2021, the Company repaid in its entirety the remaining balance at the date of the ABL and the restricted cash was offset with the payment.

10.1 Other financial assets

At December 31, 2021, other financial assets comprise the following:

	2021
	Non-
	Current	Current	Total
	US$'000	US$'000	US$'000
Other financial assets held with third parties:
Other financial assets at amortised cost	3,348	—	3,348
Equity securities	743	104	847
Total	4,091	104	4,195

At December 31, 2020, other financial assets comprise the following:

	2020
	Non-
	Current	Current	Total
	US$'000	US$'000	US$'000
Other financial assets held with third parties:
Other financial assets at amortised cost	3,456	—	3,456
Equity securities	1,601	1,008	2,609
Total	5,057	1,008	6,065

Other financial assets at amortized cost mainly comprises deposits given to French government by Ferropem ($2,718 thousand in 2021 and 2,679 thousand in 2020), a Ferroglobe subsidiary, in respect of effort de construction. The law in France requires employers and companies to provide a certain size to invest a portion of their budget in the construction or renovation of housing (including through direct investment, providing mortgages, and other). In this case, the mandatory contribution has been made in the form of a loan, to be returned by the French government in twenty years.

Listed equity securities comprises investments held by Globe Argentina Metales in Pampa Energía.

For those assets measured at fair value at the balance sheet date, further information on fair value measurement is provided in Note 29.

10.2 Trade and other receivables

Trade and other receivables comprise the following at December 31:

	2021	2020
	US$'000	US$'000
Trade receivables	322,935	203,930
Less – allowance for doubtful debts	(1,006)	(1,697)
	321,929	202,233
Tax receivables(1)	25,244	13,166
Government grant receivables	27,701	23,016
Other receivables	6,199	3,847
Total	381,073	242,262
(1)	“Tax receivables” is primarily related to VAT receivables, which are recovered either by offsetting against VAT payables or are expected to be refunded by the tax authorities in the relevant jurisdictions.

The trade and other receivables disclosed above are short-term in nature and therefore their carrying amount is considered to approximate their fair value.

The changes in the allowance for doubtful debts during 2021 and 2020 were as follows:

Allowance
US$'000
Balance at January 1, 2020	4,543
Impairment losses recognized	504
Amounts written off as uncollectible	(3,666)
Changes in the scope of consolidation	—
Exchange differences	315
Balance at December 31, 2020	1,697
Impairment losses recognized	(580)
Amounts written off as uncollectible	—
Changes in the scope of consolidation	—
Exchange differences	(111)
Balance at December 31, 2021	1,006

Securization and factoring of trade receivables

On February 6, 2020, the Company entered into an amended and restated accounts receivables securitization program via which trade receivables generated by certain of the Company’s subsidiaries in Spain and France are financed both directly through the existing Irish special purpose vehicle (“SPE”) and indirectly through a French “fonds commun de titrisation”. The incorporation of the “fonds commun de titirsation” into the program allowed for the sale of certain Euro-denominated receivables that were not eligible under the previous structure and increased the available funding. The senior lender’s commitments under the amended and restated securitization program were $150,000 thousand. Finacity remained as intermediate subordinated lender providing a cash consideration of $2,808 thousand, and the Company’s European subsidiaries continued as senior subordinated and junior subordinated lenders as well as, having interests in the senior and intermediate subordinated loan tranches.

On October 2, 2020, the Company ended the receivables funding agreement over European receivables and cancelled the securitization program, signing a new factoring agreement with a Leasing and Factoring Agent, for anticipating the collection of receivables of the Company’s European entities (Grupo FerroAtlántica, S.A. and FerroPem S.AS). As a result of the agreement, the Agent provided a cash consideration of circa $48.8 million, repurchased the receivables portfolio sold to the SPE on September 28, and consequently assumed the loan tranche of the senior borrower to the SPE. Also, the senior loan and intermediate subordinate loan tranches were paid with internal sources of funds, terminating the financing structure of the securitization program.

The main characteristics of the factoring agreement are the following:

-	the maximum cash consideration advanced for the financing facility is up to €60,000 thousand;
-	over collateralization of 10% of accounts receivable as guarantee provided to the Agent until payment has been satisfied;
-	Annual fee of 0.15% applied to the annual revenues ceded to the Agent;
-	Financing commission of 1% charged annually;

Other conditions are set in relation to credit insurance policy which has been structured in an excess of loss policy where the first €5,000 thousand of bad debt losses are not covered by the insurance provider. The Company has assumed the cash collateralization for the entire excess of loss, as agreed in contractual terms.

During 2021, the factoring agreement  provided upfront cash consideration of approximately $659,083 thousand ($169,105 thousand for the three months ended December 31, 2020). The Company has repaid $ 640,168 thousand ($95,800 thousand in 2020), showing at December 31, 2021, an on-balance sheet bank borrowing debt of $93,090 thousand (2020: $74,844 thousand), see Note 16.

At December 31, 2021, the Company held $ 115,684 thousand of accounts receivables recognized in consolidated balance sheet in respect of factoring agreement (89,154 thousand at December 31, 2020). Finance costs incurred during the year ended December 31, 2021, amounts $3,202 thousand ($916 thousand, at December 31, 2020) recognized in finance costs in the consolidated income statement.

As of December 31, 2021, the Company exceeded the limit,  the lender agreed a temporary increase of the limit (See Note 16).

Judgements relating to the accounting for the factoring agreement

The Company has assessed whether it has transferred substantially all risks and rewards, continuing to be exposed to the variable returns from its involvement in the factoring agreement as it is exposed to credit risk, so the conclusion is that the derecognition criteria is not met and therefore, the account receivables sold are not derecognized from the balance sheet and an obligation is recognized as bank borrowings for the amount of cash advanced by the Leasing and Factoring Agent. The amount repayable under the factoring agreement is presented as on-balance sheet factoring and the debt assigned to factoring is showed as bank borrowings. See Note 16.

Government grants

The Company has been awarded government grants in relation to its operations in France, Spain and Norway, including grants in relation to the compensation of costs associated with the emission of CO2.

During the year ended December 31, 2021, the Company recognized $31,588 thousand of income related to government grants, the amount was deducted against the related expense in Raw Materials and energy consumption for production (2020: $30,420 thousand of income). The Company has no unfulfilled conditions in relation to government grants, but certain grants would be repayable if the Company were to substantially curtail production or employment at certain plants.

11.   Inventories

Inventories comprise the following at December 31:

	2021	2020
	US$'000	US$'000
Finished goods	118,080	100,711
Raw materials in progress and industrial supplies	110,965	99,259
Other inventories	42,815	46,274
Advances to suppliers	17,937	305
Total	289,797	246,549

During 2021 the Company recognised an expense of $1,095 thousand (2020: $1,939 thousand) in respect of write-downs of inventory to net realisable value. The Company records expense for the write-down of inventories to Raw Materials and energy consumption for production in the consolidated income statement, see Note 4.8.

At December 31, 2021, inventories in the Company’s subsidiaries in the United States, Canada, Norway and Spain ($180,575 thousand) were pledged forming part of the collateral for debt instruments, see Note 18.

12. Other assets

Other assets comprise the following at December 31:

	2021			2020
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Guarantees and deposits given	18,020	299	18,319	10,290	253	10,543
Prepayments and accrued income	27	3,213	3,240	—	10,656	10,656
Other assets	687	4,896	5,583	1,614	9,805	11,419
Total	18,734	8,408	27,142	11,904	20,714	32,618

At December 31, 2021, the amount in Guarantees and deposits given increased due to a cash deposit made during the year with TAC (Tennessee Valley Authority) which supplies power to "Core Metals Group Holdings, LLC” and to letter of credits related to the insurance company in “Global Specialty Metals, Inc”.

At December 31, 2021, the figure in Prepayments and accrued income decreased due to prepayments recorded in “Grupo FerroAtántica S.A.U” as of December 31, 2020.

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

Upon the closing of the financing transaction at July 29, 2021, the company issued 8,918,618 new ordinary shares to Rubric Capital Management LP on behalf of certain managed or sub-managed funds and accounts and Grupo Villar Mir, S.A.U for a total issued share capital of $40 million, and 1,900,000 shares and 7,013,872 shares par value $0.01 amounting to $51,522 thousand as equity work fee and bondholder equity stake related to the financing transactions.

The transaction fees incurred in the issuance of the share capital of $40 million amounting to $6,647 thousand have been accounted for as a deduction from equity.

On October 6, 2021, the Company has entered into an equity distribution agreement (the “Equity Distribution Agreement”) with B. Riley Securities, Inc. and Cantor Fitzgerald & Co. relating to the ordinary shares, par value $0.01 per share, of Ferroglobe PLC, by which the Company may offer and sell ordinary shares having an aggregate offering price of up to $100,000,000 from time to time through B. Riley Securities, Inc. and Cantor Fitzgerald & Co. as our sales agents. The company has sold 186,053 ordinary shares with net proceeds of $1.4 million.

At December 31, 2021, there were 188,882,316 ordinary shares in issue with a par value of $0.01, for a total issued share capital of $1,962 thousand, (2020: 170,863,773 ordinary shares in issue with a par value of $0.01, for a total issued share capital of $1,784 thousand). The Company held 1,568,854 ordinary shares in treasury.

At December 31, 2021, the Company’s largest shareholders are as follows:

	Number of Shares	Percentage of
Name	Beneficially Owned	Outstanding Shares (*)
Grupo Villar Mir, S.A.U.	91,125,519	48.60%
Rubric Capital Management LP	13,648,711	7.3%
The Goldman Sachs Group, Inc.	9,806,757	5.2%
(*) 187,313,460 ordinary shares were outstanding at 31 December 2021, comprising 188,882,316 shares in issue less 1,568,854 shares held in treasury

Valuation adjustments

Valuation adjustments comprise the following at December 31:

	2021	2020
	US$'000	US$'000
Actuarial gains and losses	5,525	4,833
Hedging instruments and other	—	922
Total	5,525	5,755

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

Capital management

The Company’s primary objective is to maintain a balanced and sustainable capital structure through the industry’s economic cycles, while keeping the cost of capital at competitive levels so as to fund the Company’s growth. The main sources of financing are as follows:

1.	cash flow from operations;
2.	bank borrowings,
3.	debt instruments, including the Reinstated Senior Notes and the Super Senior Notes due 2025.
4.	factoring and forfaiting of receivables

Capital Raising and Extension of the Maturity of the Notes

On March 27, 2021, Ferroglobe and Globe and certain other members of our group entered into the Lock-Up Agreement with the Ad Hoc Group Noteholders, Grupo VM and affiliates of Tyrus Capital that set forth a plan to refinance the Notes and restructure our balance sheet. On July 30,2021 the company announced the occurrence of the “Transaction Effective Date” under the lock-up agreement dated March 27, 2021 (the “Lock-Up Agreement”) between the Parent and the financial stakeholders. The Transaction Effective Date marked the completion of the financing proposal.

The principal elements of the restructuring, are set forth below:

●	Issuance of $60 million of new senior secured notes
●	Issuance of $40 million in new equity of Ferroglobe
●	Extension of the maturity date of the Notes from March 31, 2022 to December 31, 2025 and amendment of certain other terms.

The Company manages its capital structure and makes adjustments in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may restructure or issue new borrowings or debt, make dividend payments, return capital to shareholders or issue new shares. Management’s review of the Company’s capital structure includes monitoring of the leverage ratio.

Dividends

There have not been dividends paid or proposed by the Company during the year ended December 31, 2021 neither during the year ended December 31, 2020.

There were earnings distributed by a Joint Venture participated by a Globe Speciality Metals, Inc subsidiary to non-controlling interests during the year ended December 31, 2021.

Non-controlling interests

The changes in non-controlling interests in the consolidated statements of financial position in 2021 and 2020 were as follows:

Balance
US$'000
Balance at January 1, 2020	118,077
Loss for the year	(3,419)
Translation differences	(154)
Balance at December 31, 2020	114,504
Loss for the year	(4,750)
Dividends paid to joint venture partner	(5,880)
Translation differences	166
Other	2,013
Balance at December 31, 2021	106,053

The stand-alone statutory information regarding the largest non-controlling interests, in accordance with IFRS 12 Disclosure of Interests in Other Entities, is as follows:

WVA Manufacturing, LLC (WVA) was formed on October 28, 2009 as a wholly-owned subsidiary of Globe. On November 5, 2009, Globe sold a 49% membership interest in WVA to Dow Corning Corporation (currently named “Dow”), an unrelated third party. As part of the sale of the 49% membership interest to Dow, an operating agreement and an output and supply agreement were established. The output and supply agreement states that of the silicon metal produced by WVA, 49% will be sold to Dow and 51% to Globe, which represents each member’s ownership interest, at a price equal to WVA’s actual production cost plus $100 per metric ton. The agreement will automatically terminate upon the dissolution or liquidation of WVA in accordance with the joint venture agreement between Globe and Dow. As of December 31, 2021 and 2020, the balance of Non-controlling interest related to WVA was $61,912 thousand and $70,270 thousand, respectively.

Quebec Silicon Limited Partnership (QSLP), formed under the laws of the Province of Québec on August 20, 2010 is managed by its general partner, Quebec Silicon General Partner Inc., which is 51% property of Globe. QSLP owns and operates the silicon metal operations in Bécancour, Québec. QSLP’s production output is subject to a supply agreement, which sells 51% of the production output to Globe and 49% to Dow, which represents each member’s ownership interest, at a price equal to QSLP’s actual production cost plus 31 Canadian dollars per metric ton. As of December 31, 2021 and 2020, the balance of non-controlling interest related to QSLP was $37,682 thousand and $44,808 thousand, respectively.

	2021		2020		2019
	WVA	QSLP	WVA	QSLP	WVA	QSLP
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Statements of Financial Position
Non-current assets	76,865	63,088	80,887	67,806	80,923	63,639
Current assets	66,336	46,186	58,404	37,095	56,839	30,931
Non-current liabilities	14,677	19,005	14,677	18,186	14,677	19,944
Current liabilities	32,612	14,671	23,208	16,320	27,579	7,277
Income Statements
Sales	165,660	89,446	156,995	70,637	167,503	78,414
Operating profit	6,696	2,093	5,900	3,113	6,688	252
Profit before taxes	6,507	1,237	5,900	2,898	6,423	(36)
Net (loss) income	3,318	613	3,008	1,666	3,276	(70)
Cash Flow Statements
Cash flows from operating activities	11,981	8,997	28,683	15,387	2,287	3,720
Cash flows from investing activities	(3,893)	(4,956)	(7,977)	(5,227)	(2,256)	(3,544)
Cash flows from financing activities	—	—	—	—	—	227
Exchange differences on cash and cash equivalents in foreign currencies	—	31	—	45	—	149
Beginning balance of cash and cash equivalents	27,272	12,524	6,566	2,319	6,535	1,767
Ending balance of cash and cash equivalents	35,360	16,596	27,272	12,524	6,566	2,319

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

	2021	2020	2019
	US$'000	US$'000	US$'000
(Loss) for the year from continuing operations	(115,374)	(244,359)	(370,277)
(Loss) profit for the year from discontinued operations	—	(5,399)	84,637
Total (Loss) for the year	(115,374)	(249,758)	(285,640)

Attributable to the Parent	(110,624)	(246,339)	(280,601)
Attributable to non-controlling interests	(4,750)	(3,419)	(5,039)

Earnings per share

	2021	2020	2019
Numerator:
(Loss) attributable to the Parent (US$'000)	(110,624)	(246,339)	(280,601)
Denominator:
Weighted average basic and dilutive shares outstanding	176,508,144	169,269,281	169,152,905
Basic and diluted (loss) earnings per ordinary share (US$)	(0.63)	(1.46)	(1.66)

Numerator:
(Loss) for the year from continuing operations attribuitable to the Parent (US$'000)	(110,624)	(240,940)	(365,238)
Denominator:
Weighted average basic and dilutive shares outstanding	176,508,144	169,269,281	169,152,905
Basic and diluted (loss) earnings per ordinary share (US$)	(0.63)	(1.42)	(2.16)

Numerator:
(Loss) profit for the year from discontinued operations (US$'000)	—	(5,399)	84,637
Denominator:
Weighted average basic and dilutive shares outstanding	176,508,144	169,269,281	169,152,905
Basic and diluted (loss) earnings per ordinary share (US$)	—	(0.03)	0.50

Potential ordinary shares of 4,359,436, of 3,411,974 and of 445,008 were excluded from the calculation of diluted earnings (loss) per ordinary share in 2021, 2020 and 2019 respectively because their effect would be anti-dilutive.

15.  Provisions

Provisions comprise the following at December 31:

	2021			2020
	Non- Current	Current	Total	Non- Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Provision for pensions	41,238	180	41,418	56,395	191	56,586
Environmental provision	2,562	1,133	3,695	2,910	1,256	4,166
Provisions for litigation	—	1,952	1,952	—	1,355	1,355
Provisions for third-party liability	8,905	—	8,905	10,759	—	10,759
Provisions for C02 emissions allowances	3,033	107,213	110,246	—	40,161	40,161
Provision for restructuring cost	—	22,350	22,350	—	2	2
Other provisions	5,220	4,797	10,017	38,423	12,331	50,754
Total	60,958	137,625	198,583	108,487	55,296	163,783

Restructuring provision is related to the restructuring process in Château-Feuillet facility in France amounting $21,717 thousand and Cinca facility in Spain amounting $633 thousand.

The changes in the various line items of provisions in 2021 and 2020 were as follows:

			Provisions for	Provisions for	Provisions for	Provisions for
	Provision for	Environmental	Litigation	Third	CO2 Emissions	Restructuring	Other
	Pensions	Provision	in Progress	Party Liability	Allowances	Cost	Provisions	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2020	57,729	4,108	3,905	9,263	34,938	2	21,002	130,943
Charges for the year	5,340	117	184	268	38,249	—	30,890	75,048
Provisions reversed with a credit to income	(1,843)	—	—	—	—	—	(1,972)	(3,815)
Amounts used	(3,514)	(26)	(2,886)	(198)	(35,860)	—	—	(42,484)
Provision against equity	(3,260)	—	—	568	—	—	—	(2,692)
Exchange differences and others	2,134	(33)	152	858	2,834	—	838	6,783
Disposals from business divestitures	—	—	—	—	—	—	—	—
Balance at December 31, 2020	56,586	4,166	1,355	10,759	40,161	2	50,754	163,783
Charges for the year	5,990	28	934	588	97,982	31,838	(12)	137,348
Provisions reversed with a credit to income	(1,419)	(189)	—	—	(7,830)	—	(9,419)	(18,857)
Amounts used	(9,911)	(1)	(233)	(535)	(18,420)	(9,534)	(269)	(38,903)
Provision against equity	(6,847)	—	—	(1,081)	—	—	—	(7,928)
Transfers from/(to) other accounts	—	(33)	—	—	—	44	(28,437)	(28,426)
Exchange differences and others	(2,981)	(276)	(104)	(826)	(1,647)	—	(2,600)	(8,434)
Balance at December 31, 2021	41,418	3,695	1,952	8,905	110,246	22,350	10,017	198,583

The main provisions relating to employee pensions are as follows:

France

These relate to various obligations assumed by FerroPem, SAS with various groups of employees relate to long-service benefits, medical insurance supplements and retirement obligations, all of which are defined unfunded benefit obligations, whose changes in 2021 and 2020 were as follows:

	2021	2020
	US$'000	US$'000
Obligations at the beginning of year	34,496	32,795
Current service cost	1,082	1,580
Borrowing costs	212	242
Actuarial differences	(3,003)	(2,170)
Benefits paid	(995)	(1,037)
Exchange differences	(2,412)	3,086
Others	(3,430)	—
Obligations at the end of year	25,950	34,496

At December 31, 2021 and 2020 the effect of a 1% change in discount rate would have resulted in a change to the provision of approximately $3,288 thousand and $4,953 thousand, respectively.

The following table reflects the gross benefit payments that are expected to be paid for the benefit plans for the year ended December 31, 2021:

2021
US$'000
2022	1,016
2023	1,281
2024	2,078
2025	1,563
2026	1,488
Years 2027-2031	8,458

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

In this regard, the changes of this provision in 2021 and 2020 were as follows:

	2021	2020
	US$'000	US$'000
Obligations at beginning of year	3,461	4,601
Current service cost	32	47
Borrowing costs	390	435
Actuarial differences	526	(1,238)
Benefits paid	(232)	(278)
Exchange differences	(398)	(106)
Obligations at end of year	3,779	3,461

At December 31, 2021 and 2020, the effect of a 1% change in the cost of the medical aid would have resulted in a change to the provision of approximately $481 thousand and $378 thousand, respectively.

The breakdown, in percentage, of the plan assets are as follows:

	2021	2020
Cash	2.85%	1.84%
Equity	47.21%	41.70%
Bond	17.32%	18.53%
Property	2.79%	1.68%
International	28.42%	32.02%
Others	1.41%	4.23%
Total	100.00%	100.00%

As of December 31, 2021 and 2020 the Plan assets amounted to $1,706 thousand and $2,204 thousand, respectively. Changes in the fair value of plan assets linked to the defined benefit plans in South Africa were as set forth in the following table:

	2021	2020
	US$'000	US$'000
Fair value of plan assets at the beginning of the year	2,204	2,126
Interest income on assets	172	200
Benefits paid	(775)	—
Actuarial differences	223	(77)
Other	(118)	(45)
Fair value of plan assets at the end of the year	1,706	2,204
Actual return on assets	395	122

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

The most recent of the present value of the defined benefit obligation actuarial valuation was determined at December 31, 2021 by independent actuaries. The present value of the obligation for defined unfunded benefit cost, the current service cost and past service cost were determined using the projected unit credit method.

In this regards, the changes of this provision in 2021 and 2020 were as follows:

	2021	2020
	US$'000	US$'000
Obligations at the beginning of year	22	2,577
Current service cost	102	26
Borrowing costs	115	596
Benefits paid	(2)	(2)
Exchange differences	(47)	(956)
Other	—	(2,220)
Obligations at the end of year	190	22

The summary of the main actuarial assumptions used to calculate the aforementioned obligations is as follows:

	France		South Africa			Venezuela
	2021	2020	2021	2020		2021	2020
Salary increase	1.60%-6.10%	1.60%-6.10%	N/A	5.80%-9.10%	%	500%	500%
Discount rate	0.75%	0.75%	10.60-11.60%	9.80%-13.2%	%	536%	536%
Expected inflation rate	1.60%	1.60%	5.80-7.10%	4.80%-7.60%	%	550%	550%
Mortality	TGH05/TGF05	TGH05/TGF05	SA 85-90 / PA (90)	SA 85-90 / PA (90)		GAM 83	GAM 83
Retirement age	65	65	63	63		63-64	65

High percentages are driven by hyperinflationary economy in Venezuela.

North America

a. Defined Benefit Retirement and Post-retirement Plans

Globe Metallurgical Inc. (“GMI”) sponsors three non-contributory defined benefit pension plans covering certain employees, which were all frozen in 2003. Core Metals sponsors a non-contributory defined benefit pension plan covering certain employees, which was closed to new participants in April 2009.

The Plan’s liabilities have been completely settled as a result of the amendment terminating the plan.
There are no remaining participants due to the plan termination effective September 30, 2021. All obligations have been satisfied due to the plan termination. The total settlement payment amounting to $2,784 thousand resulted in a net income of $1,027 thousand.

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

Benefit Obligations and Funded Status – The following provides a reconciliation of the benefit obligations, plan assets and funded status of the North American plans as of December 31, 2021 and 2020:

	2021				2020
	USA	Canada		Total	USA	Canada		Total
			Post-				Post-
	Pension	Pension	retirement		Pension	Pension	retirement
	Plans	Plans	Plans		Plans	Plans	Plans
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Benefit obligation	—	25,349	8,569	33,918	39,214	28,110	9,632	76,956
Fair value of plan assets	(14)	(22,417)	—	(22,431)	(36,011)	(22,337)	—	(58,348)
Provision for pensions	(14)	2,932	8,569	11,487	3,203	5,773	9,632	18,608

All North American pension and post-retirement plans are underfunded. At December 31, 2021 and 2020, the accumulated benefit obligation was $25,349 thousand and $67,324 thousand for the defined pension plan and $8,569 thousand and $9,632 thousand for the post-retirement plans, respectively.

The assumptions used to determine benefit obligations at December 31, 2021 and 2020 for the North American plans are as follows:

	North America – 2021			North America – 2020
	USA	Canada		USA	Canada
	Pension	Pension	Postretirement	Pension	Pension	Postretirement
	Plan	Plan	Plan	Plan	Plan	Plan
Salary increase	N/A	2.75% - 3.00%	N/A	N/A	2.75% - 3.00%	N/A
Discount rate	N/A	3.21%	3.30%	2.25%	2.61%	2.75%
Expected inflation rate	N/A	N/A	N/A	N/A	N/A	N/A
Mortality	N/A	CPM2014-Private Scale CPM-B	CPM2014-Private Scale CPM-B	Pri-2012 Blue Collar Mortality	CPM2014-Private	CPM2014-Private Scale CPM-B
Retirement age	N/A	58-60	58-60	65	58-60	58-60

The discount rate used in calculating the present value of our pension plan obligations is developed based on the  BPS&M Pension Discount Curve for 2021 and 2020 and the Mercer Proprietary Yield Curve for 2021 and 2020 for QSLP Pension and post-retirement benefit plans and the expected cash flows of the benefit payments.

The Company expects to make discretionary contributions of approximately $861 thousand to the defined benefit pension and post-retirement plans for the year ending December 31, 2021.

The pension plan exposes the Company to the following risks:

(i) Investment risk: The defined benefit obligation is calculated using a discount rate. If the return on plan assets is below this rate, a plan deficit occurs.

(ii) Interest rate risk: Variation in bond rates will affect the value of the defined benefit obligation.

(iii) Inflation risk: The defined benefit obligation is calculated assuming a certain level of inflation. An actual inflation higher than expected will have the effect of increasing the value of the defined benefit obligation.

The following reflects the gross benefit payments that are expected to be paid in future years for the benefit plans for the year ended December 31:

		Non-pension
		Postretirement
	Pension Plans	Plans
	US$'000	US$'000
2022	1,043	194
2023	1,086	203
2024	1,176	228
2025	1,230	251
Years 2026-2030	6,599	1,578

The accumulated non-pension post-retirement benefit obligation has been determined by application of the provisions of the Company’s health care and life insurance plans including established maximums, relevant actuarial assumptions and health care cost trend rates projected at 5.1% for 2021 and decreasing to an ultimate rate of 4.0% in fiscal 2040. At December, 31 2021 and 2020, the effect of a 1% increase in health care cost trend rate on the non-pension post-retirement benefit obligation is $1,735 thousand and $2,085 thousand, respectively. At December, 31 2021 and 2020 the effect of a 1% decrease in health care cost trend rate on the non-pension post-retirement benefit obligation is ($1,327) thousand and ($1,567) thousand.

The changes to these obligations in the current year ended December 31, 2021 were as follows:

	2021
	USA	Canada		Total
	Pension	Pension	Post-retirement
	Plans	Plans	Plans
	US$'000	US$'000	US$'000	US$'000
Obligations at the beginning of year	39,214	28,110	9,632	76,956
Service cost	151	162	371	684
Borrowing cost	566	720	262	1,548
Actuarial differences	(18)	(2,688)	(1,555)	(4,261)
Benefits paid	(1,693)	(1,020)	(169)	(2,882)
Exchange differences		65	28	93
Expenses	(119)	—	—	(119)
Plan settlement	(38,101)	—	—	(38,101)
Obligations at the end of year	—	25,349	8,569	33,918

The plan assets of the defined benefit and retirement and post-retirement plans in North America are comprised of assets that have quoted market prices in an active market. The breakdown as of December 31, 2021 and 2020 of the assets by class are:

	2021	2020
Cash	—%	33%
Equity Mutual Funds	27%	10%
Fixed Income Securities	14%	32%
Assets held by insurance company	59%	25%
Total	100%	100%

For the year ended December 31, 2021, the changes in plan assets were as follows:

	2021
	USA	Canada
	Pension	Pension
	Plans	Plans	Total
	US$'000	US$'000	US$'000
Fair value of plan assets at the beginning of the year	36,011	22,337	58,348
Interest income on assets	514	582	1,096
Benefits paid	(1,693)	(1,020)	(2,713)
Actuarial return on plan assets	(610)	(47)	(657)
Exchange differences	—	57	57
Other	48	508	556
Plan Settelment	(34,256)	—	(34,256)
Fair value of plan assets at the end of the year	14	22,417	22,431

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

Environmental provision

Environmental provisions related to $2,562 thousand of non-current environmental rehabilitation obligations as of December 31, 2021 (2020: $2,910 thousand) and $1,133 thousand of current environmental rehabilitation obligations as of December 31, 2021 (2020: $1,256 thousand). A significant part of these provisions is related to the company's mining activity.

Provisions for litigation

Certain employees of FerroPem, SAS, then known as Pechiney Electrometallurgie, S.A., may have been exposed to asbestos at its plants in France in the decades prior to FerroAtlántica’s purchase of that business in December 2004. The Company has recognized a provision of $1,143 thousand during the year ended December 31, 2021 as part of the current portion of Provisions for litigation (2020: $1,080 thousand). See Note 25 for further information.

The timing and amounts potential liabilities arising from such exposures is uncertain. The provision reflects the Company’s best estimate of the expenditure required to meet resulting obligations.

Provisions for third-party liability

Provisions for third-party liability presented as non-current obligations $8,905 thousand relate to health costs for retired employees (2020: $10,759 thousand) in the The Company’s subsidiary, FerroPem, SAS.

The following table reflects the gross benefit payments that are expected to be paid for the benefit plans for the year ended December 31, 2021:

2021
US$'000
2022	-
2023	532
2024	269
2025	272
2026	277
Years 2027-2031	1,428

The recognized provisions are based on an actuarial study performed by an independent expert.

Other provisions

Included in other provisions are current obligations arising from past actions that involve a probable outflow of resources that can be reliably estimated. Other provisions include taxes of $2,506 thousand (2020: $6,053 thousand) and $6,422 thousand are related to the accrued estimated costs of reclaiming the land after it has been mined for gravel or coal.

16.  Bank borrowings

Bank borrowings comprise the following at December 31:

	2021
		Non-Current	Current
	Limit	Amount	Amount	Total
	US$'000	US$'000	US$'000	US$'000
Borrowings carried at amortised cost:
Borrowings from receivable factoring facility	67,956	—	93,090	93,090
Other loans	—	3,670	2,207	5,877
Total		3,670	95,297	98,967

	2020
		Non-Current	Current
	Limit	Amount	Amount	Total
	US$'000	US$'000	US$'000	US$'000
Borrowings carried at amortised cost:
Credit facilities	100,000	—	27,237	27,237
Borrowings from receivable factoring facility	73,626	—	74,844	74,844
Other loans		5,277	249	5,526
Total		5,277	102,330	107,607

Credit facilities

Credit facilities comprise the following at December 31:

	2021	2020
	US$'000	US$'000
Secured loans carried at amortised cost
Principal amount	—	31,155
Unamortised issuance costs	—	(3,918)
Accrued interest	—	—
Total	—	27,237

Amount due for settlement within 12 months	—	27,237
Amount due for settlement after 12 months	—	—
Total	—	27,237

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

Other conditions are set in relation to credit insurance policy which has been structured in an excess of loss policy where the first EUR 5,000 thousand of bad debt losses are not covered by the insurance provider. The Company has assumed the cash collateralization for the entire excess of loss, as agreed in contractual terms.

Judgements relating to the accounting for the factoring agreement

The Company has assessed whether it has transferred substantially all risks and rewards, continuing to be exposed to the variable returns from its involvement in the factoring agreement as it is exposed to credit risk, so the conclusion is that the derecognition criteria is not met and therefore, the account receivables sold are not derecognized from the balance sheet and an obligation is recognized as bank borrowings for the amount of cash advanced by the Leasing and Factoring Agent.

As of December 31, 2021, the Company exceeded the limit, the lender agreed a temporary increase of the limit.

Other Loans

Include loans held by The Company to finance their current activities in France and Argentina. The loan related to France was signed in July 2020 for an amount of $5,277 thousand. The balance as of December 31, 2021 is $3,670 thousand. The loan is zero interest rate, guaranteed by French government, and the initial period is one year duration, with repayment of up to five years. The loans related to Argentina are three short term loans for a total amount of $975 thousand due in 2022.

Since December 2019, the Company entered into a forfaiting program where some of the Company’s French and Spanish entities may assign their rights to receive payments under the Contracts with the customer “ArcelorMittal Sourcing s.c.a.”  in accordance with a forfaiting scheme.

Foreign currency exposure of bank borrowings

The breakdown by currency of bank borrowings at December 31, is as follows:

	2021
	Non-Current	Current
	Principal	Principal
	Amount	Amount	Total
	US$'000	US$'000	US$'000
Borrowings in US Dollars	—	1,245	1,245
Borrowings in Euros	3,670	94,052	97,722
Total	3,670	95,297	98,967

	2020
	Non-Current	Current
	Principal	Principal
	Amount	Amount	Total
	US$'000	US$'000	US$'000
Borrowings in US Dollars	—	27,486	27,486
Borrowings in other currencies	5,277	74,844	80,121
Total	5,277	102,330	107,607

Contractual maturity of non-current bank borrowings

The contractual maturity of bank borrowings at December 31, 2021, was as follows:

	2021
	2022	2025	Total
	US$'000	US$'000	US$'000
Credit facilities	—	—	—
Borrowings from supplier factoring facility	93,941	—	93,941
Other loans	2,229	3,670	5,899
Total	96,170	3,670	99,840

17.  Leases

Lease obligations

Lease obligations as at December 31 are as follows:

	2021			2020
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Other leases	9,968	8,390	18,358	13,994	8,542	22,536
Total	9,968	8,390	18,358	13,994	8,542	22,536

As of  December 31, 2021 and 2020 Ferroglobe holds short-term leases and low-value leases for which it has elected to recognise right of use assets and lease liabilities. Each lease is reflected in the statement of financial position as a right of use asset and a lease liability.

As of December 31, 2021 and 2020 Ferroglobe has not recorded any expense relating to variable lease payments.

The detail, by maturity, of the non-current payment obligations under leases as of December 31, 2021 is as follows:

	2023	2024	2025	2026	2027 and after	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Other leases	5,905	1,672	1,027	310	1,054	9,968
Total	5,905	1,672	1,027	310	1,054	9,968

IFRS 16 has had the following effect on components of the consolidated financial statements:

	2021	2020
	US$'000	US$'000
Balance at December 31,	(22,536)	(25,872)
Additions	(7,761)	(5,471)
Disposals and other	517	102
Interest	(1,100)	(1,358)
Lease payments	11,285	11,673
Exchange differences	1,237	(1,610)
Balance at December 31,	(18,358)	(22,536)

Lease liabilities were discounted at the average incremental borrowing rate of 5.5%.

Leases are presented as follows in the Statement of financial position:

	2021	2020
	US$'000	US$'000
Non-current assets
Leased land and buildings	17,156	17,588
Leased plant and machinery	27,762	24,446
Accumulated depreciation	(29,855)	(22,498)

Non-current liabilities
Lease liabilities	(9,968)	(13,994)

Current liabilities
Lease liabilities	(8,390)	(8,542)

Leases are presented as follows in the Consolidated income statement:

	2021	2020
	US$'000	US$'000
Depreciation and amortization charges, operating allowances and write-downs
Depreciation of right of use assets	7,357	10,112

Finance costs
Interest expense on lease liabilities	1,100	1,358

Exchange differences
Currency translation losses on lease liabilities	1,237	(1,610)
Currency translation gains on right of use assets	(1,838)	2,138

Leases are presented as follows in the Statement of cash flows:

	2021	2020
	US$'000	US$'000
Payments for:
Principal	10,185	10,315
Interest	1,100	1,358

18.  Debt instruments

Debt instruments comprise the following at December 31:

	2021	2020
	US$'000	US$'000
Notes carried at amortised cost
Secured Super Senior Notes	60,000	—
Secured Reinstated Senior Notes	351,003	—
Unsecured Stub Notes	4,942	350,000
Unamortised issuance costs	(6,064)	(3,380)
Accrued coupon interest	30,416	10,888
Total	440,297	357,508

Amount due for settlement within 12 months	35,359	10,888
Amount due for settlement after 12 months	404,938	346,620
Total	440,297	357,508

On February 15, 2017, Ferroglobe and Globe (together, the “Issuers”) co-issued $350,000 thousand aggregate principal amount of 9.375% senior unsecured notes due March 1, 2022 (the “Notes”). The proceeds were used primarily to repay existing indebtedness, including borrowings, certain credit facilities and other loans. Interest on the Notes is payable semi-annually on March 1 and September 1 of each year, commencing on September 1, 2017.

On March 27, 2021, Ferroglobe and Globe and certain other members of our group entered into the Lock-Up Agreement with the Ad Hoc Group Noteholders, Grupo VM and affiliates of Tyrus Capital that set forth a plan to implement a debt restructuring plan.

On July 30,2021 the company announced the occurrence of the “Transaction Effective Date” under the lock-up agreement dated March 27, 2021 (the “Lock-Up Agreement”) between the Parent and the financial stakeholders. The Transaction Effective Date marks the completion of the financing process.

As part of the transaction:

●	The Company completed the exchange of 98.588% of the 9⅜% Senior Notes due 2022 (the “Stub Notes”) issued by the Ferroglobe and Globe for a total consideration per $1,000 principal amount of Old Notes comprising (i) $1,000 aggregate principal amount of new 9⅜% senior secured notes due 2025 issued by Ferroglobe Finance Company, PLC and Globe (“the Issuers”) (the “Reinstated Senior Notes”) plus (ii) a fee amounting to $51,611 thousand. Notes not exchanged (the “Stub Notes”) are due on March 1, 2022.
●	Ferroglobe Finance Company, PLC (a new, subsidiary of the Company) issued $60 million in aggregate proceeds of new 9% senior secured notes due 2025 (the “Super Senior Notes”).

At the completion of the comprehensive refinancing, we recognized a charge of $90.8 million (See Note 26.4). This relates to all the advisory fees and expenses, including equity granted to the noteholders, incurred during the refinancing of the prior 9.375% Senior Notes due 2022, which were deemed to be extinguished at closing and replaced with new 9.375% million Senior Notes due 2025.

For accounting purposes the refinancing of the Senior Notes has been considered a debt extinguishment. As a consequence:

(i) We recognized a finance expense amounting to $31.7 million related to the advisory fees incurred in the exchange of the notes,

(ii) Similarly to the transaction fees, the shares issued to the bondholders and the work fee were recognized as a one-off expense, amounting $51.6 million at market value.

(iii) In the case of an extinguishment, any outstanding upfront fees that had been capitalized at the issuance of the original notes needs to be recycled through profit and loss, this amounted $1 million. Additionally, as a result of the refinancing, the gross carrying amount of the amortized cost of the Reinstated Notes has been adjusted to reflect actual and revised estimated contractual cash flows. The gross carrying amount of the Reinstated Notes has been recalculated as the present value of the estimated future contractual cash flows that are discounted at the effective interest rate of 9.096%. The adjustment amounts to $6,462 and it was recognized as an expense in the income statement. After the exchange the Senior notes were accounted under the amortized cost method.

The fair value of the Reinstated Senior Notes maturing on December 31, 2025, determined by reference to the closing market price on the last trading day of the year (Level 1), was $354,084 thousand.

The fair value of the Super Senior Notes maturing on June 30, 2025, determined by reference to the closing market price on the last trading day of the year (Level 1), was $60,742 thousand.

The fair value of the Stub Notes maturing on March 1, 2022, determined by reference to the closing market price on the last trading day of the year (Level 1), was $5,082 thousand.

Super Senior Notes

On May 17, 2021, Ferroglobe Finance Company, PLC (a new, subsidiary of the Company, “The UK issuer”) issued a tranche of the Super Senior Notes, comprising an initial $40 million of an aggregate of $60 million 9.0% senior secured notes due 2025. Additional Super Senior Notes were issued on July 29, 2021 such that a total of $60 million in aggregate principal amount was outstanding on such date.

The Super Senior Notes are governed by an indenture (the “Super Senior Notes Indenture”) entered into by, among others, the UK Issuer, GLAS Trustees Limited, as trustee, Global Loan Agency Services Limited, as paying agent, GLAS Trust Corporation Limited, as security agent, and the guarantors named therein (the “Super Senior Notes Guarantors”). The Super Senior Notes mature on June 30, 2025 and are secured by certain share pledges, bank account pledges, intercompany receivables pledges, inventory pledges and security over certain mine concessions, real property, leases and other assets.

The Super Senior Notes, and the guarantees thereof, are general secured, senior obligations of the UK Issuer and the Super Senior Notes Guarantors, as applicable, and rank senior in right of payment to any and all of the existing and future indebtedness of the UK Issuer and the Super Senior Notes Guarantors, as applicable, that is expressly subordinated in right of payment to the Super Senior Notes and such guarantees, as applicable.

The Super Senior Notes Indenture require us to offer to repurchase all or any part of each holder’s Super Senior Notes upon the occurrence of a change of control, as defined in the Super Senior Notes Indenture, at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest thereon, to the date of purchase.

The Super Senior Notes Indenture restricts, among other things, the ability of Ferroglobe and its restricted subsidiaries to:

o	borrow or guarantee additional indebtedness;
o	pay dividends, repurchase shares and make distributions of certain other payments;
o	make certain investments;
o	create certain liens;
o	merge or consolidate with other entities;
o	enter into certain transactions with affiliates;
o	sell, lease or transfer certain assets, including shares of any restricted subsidiary of Ferroglobe; and
o	guarantee certain types of other indebtedness of Ferroglobe and its restricted subsidiaries without also guaranteeing the Super Senior Notes.

Reinstated Senior Notes

Pursuant to the Exchange Offer, Ferroglobe PLC, the UK Issuer and Globe offered to eligible holders of the Old Notes the opportunity to exchange any and all of the Old Notes for new 9⅜% senior secured notes due 2025 issued by the UK Issuer and Globe.

The Reinstated Notes are governed by an indenture (the “Reinstated Notes Indenture”) entered into by, among others, Ferroglobe Finance Company PLC and Globe, as issuers, GLAS Trustees Limited, as trustee, Global Loan Agency Services Limited, as paying agent, GLAS Trust Corporation Limited, as security agent, and the guarantors named therein. The Reinstated Notes are guaranteed on a senior basis by Ferroglobe and each subsidiary of Ferroglobe that guarantees the UK Issuer’s obligations under the Super Senior Notes (other than Globe) (the “Reinstated Notes Guarantors”). The Reinstated Notes mature on December 31, 2025 and are secured by the same collateral that secures the Super Senior Notes.

The Reinstated Notes, and the guarantees thereof, are general secured, senior obligations of Ferroglobe Finance Company PLC and Globe and the Reinstated Notes Guarantors, as applicable, and will rank senior in right of payment to any and all of the existing and future indebtedness of Ferroglobe, Globe and the Reinstated Notes Guarantors, as applicable, that is expressly subordinated in right of payment to the Reinstated Notes and such guarantees, as applicable.

The Reinstated Notes Indenture require us to offer to repurchase all or any part of each holder’s Reinstated Notes upon the occurrence of a change of control, as defined in the Reinstated Notes Indenture, at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest thereon, to the date of purchase.

The Reinstated Notes Indenture restricts, among other things, the ability of Ferroglobe and its restricted subsidiaries to:

o	borrow or guarantee additional indebtedness;
o	pay dividends, repurchase shares and make distributions of certain other payments;
o	make certain investments;
o	create certain liens;
o	merge or consolidate with other entities;
o	enter into certain transactions with affiliates;
o	sell, lease or transfer certain assets, including shares of any restricted subsidiary of Ferroglobe; and
o	guarantee certain types of other indebtedness of Ferroglobe and its restricted subsidiaries without also guaranteeing the Reinstated Notes.

Compared to the Old Notes Indenture (prior to certain amendments on July 29, 2021) the Reinstated Notes Indenture have generally more stringent restrictive covenants. Some of these differences include, among others, the following:

o	the elimination of baskets or a reduction of basket sizes in the debt covenant, restricted payment covenant, permitted investments,
o	permitted liens and asset disposition;
o	the addition of a net leverage test in the debt covenant and reduced flexibility in financial calculations;
o	requirement to apply certain excess proceeds to repay debt in accordance with the applicable intercreditor agreement;
o	lower event of default thresholds; and
o	a 90% guarantor coverage test.

Stub Notes

The Stub Notes are senior unsecured obligations of the Issuers and are guaranteed on a senior basis by certain subsidiaries of Ferroglobe. The Notes are listed on the Irish Stock Exchange. As of December 31, 2021 $4.9 million in aggregate principal amount of the Old Notes was outstanding. This balance was settled on March 1, 2022.

The Old Notes are governed by the Old Notes Indenture entered into by, among others, Ferroglobe and Globe, as issuers, Wilmington Trust, National Association, as trustee, registrar and paying agent, and the guarantors named therein (the “Old Notes Guarantors”).

The Old Notes and the guarantees thereof are general unsecured, senior obligations of Ferroglobe and Globe and the Old Notes Guarantors, as applicable, and rank senior in right of payment to any and all of the existing and future indebtedness of Ferroglobe, Globe and the Old Notes Guarantors, as applicable, that is expressly subordinated in right of payment to the Old Notes and such guarantees, as applicable.

Ferroglobe and Globe may redeem all or, from time to time, part of the Old Notes at a redemption price of 100% of the principal amount of the Old Notes being redeemed plus accrued and unpaid interest and additional amounts, if any, to, but not including, the applicable redemption date.

19.  Other financial liabilities

Other financial liabilities comprise the following at December 31:

	2021			2020
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Financial loans from government agencies	4,549	62,464	67,013	29,094	34,802	63,896
Derivative financial instruments	—	—	—		—	—
Total	4,549	62,464	67,013	29,094	34,802	63,896

Financial loans from government agencies

On September 8, 2016, FerroAtlántica, S.A.U, as borrower, and the Spanish Ministry of Industry, Tourism and Commerce (the “Ministry”), as lender, entered into two loan agreements under which the Ministry made available to the borrower loans in aggregate principal amount of €44,999 thousand and €26,909 thousand, respectively, in connection with industrial development projects relating to the Company’s solar grade silicon project. The loan is contractually due to be repaid in 7 installments over a 10-year period with the first three years as a grace period. The loan of €26,909 thousand was repaid in April 2018. Interest on outstanding amounts under each loan accrues at an annual rate of 3.55%. Default interests are calculated at an annual rate of 3.75%. As of December 31, 2021, the amortized cost of the loan was €54,578 thousand (equivalent to $61,815 thousand) (2020: €44,824 thousand and $55,004 thousand). In November 2018, FAU agreed to transfer to OpCo certain assets which had been acquired with the proceeds of the REINDUS Loan and used exclusively by OpCo in connection with the joint venture in consideration of OpCo assuming liability for the REINDUS Loan. Reindus loan fair value as of December 31, 2021, based on discounted cash flows at a market interest rate (Level 2), amounts to $44,200 thousand.

The agreements governing the loans contain the following limitations on the use of the proceeds of the outstanding loan: (1) the investment of the proceeds must occur between January 1, 2016 and February 24, 2019; (2) the allocation of the proceeds must adhere to certain approved budget categories; (3) if the final investment cost is lower than the budgeted amount, the borrower must reimburse the Ministry proportionally; and (4) the borrower must comply with certain statutory restrictions regarding related party transactions and the procurement of goods and services. On May 24, 2019, a report on uses of the loan was presented to the Ministry. On January 26, 2021, the Company received a decision from the Administration under which it was agreed to extend the grace period and the term of loan, and it will be completed by 2030.

On January 25, 2022, the Ministry opened a hearing to decide on reimbursement of the loan. The company presented its allegations on February 15, 2022. Based on those allegations, the reimbursement procedure has been suspended and a new final report is expected to be made by the Ministry by the end of 2022 ending the administrative procedure and establishing the definitive amount of the partial reimbursement to be made. Due to this event, the company has decided to reclassify the financial loan to the short term.

The remaining non-current and current balances are related to loans granted mainly by Canadian and Spanish government agencies.

Derivative financial instruments

The Company does not hold derivative financial instruments as of December 31, 2021 and December 31, 2020.

Cross currency swap

The Company's operations generate cash flows predominantly in Euros and US dollars. The Company is been exposed to exchange rate fluctuations between these currencies as it expected to convert Euros into US dollars to settle a proportion of the interest and principal of the Notes (see Note 18). To manage this currency risk, the Parent Company entered a cross-currency swap (the “CCS”) on May 12, 2017 where on a semi-annual basis received interest of 9.375% on a notional of $192,500 thousand and pay interest of 8.062% on a notional of €176,638 thousand and it was expected to exchange these Euro and US dollar notional amounts at maturity of the Notes in 2022. The timing of payments of interest and principal under the CCS coincided exactly with those of the Notes.

In March, 2020, the Company closed out the cross currency swap resulting in the receipt of cash proceeds of $3,608 thousand.

The fair value of the CCS at December 31, 2020 was $ nil (2019: $9,600 thousand) (see Note 29).

The Parent Company, which had an Euro functional currency, designated $150,000 thousand of the notional amount of the CCS as a cash flow hedge of the variability of the Euro functional currency equivalents of the future US dollar cash flows of $150,000 thousand of the principal amount of the Notes. In March, 2020, the CCS hedging foreign exchange risk of the Notes was closed out resulting in a change in fair value of $11,161 thousand since the last year end closing. As 77% of the derivative was designated as hedging instrument in a cashflow hedge relationship, $3,168 thousand were recognized in finance income in the income statements for the non-designated portion (2019: $2,729 thousand) and $11,161 thousand were recognized through other comprehensive income in the valuation adjustments reserve (2019: $9,663 thousand gain). Considering that the hedged item remained as a highly probable transaction, the corresponding valuation adjustment reserve should be reclassified to the income statement as the hedged item affects profit or loss over the period to maturity of the Notes. In that sense, during the period of 2020 amounts transferred from the valuation adjustments reserve to the income statement comprised a gain of $5,090 thousand transferred to exchange differences (2019: $2,874 thousand) and a gain of $429 thousand transferred to finance costs (2019: $1,639 thousand). At December 31, 2020, a balance of $(2,226) thousand in respect of the cash flow hedge of the CCS remained in the valuation adjustment reserve. At December 31, 2021, as consecuence of the extinguishment  of the original financial liability, the remaining cash flow hedge of the CCS was accounted through profit or loss.

At December 31, 2020, the remaining $42,500 thousand of the notional amount of the CCS was not designated as a cash flow hedge before closed out and was accounted for at fair value through profit or loss, resulting in a gain of $3,164 thousand for the year ended December 31, 2020, which is recorded in financial derivative gain in the consolidated income statement (2019: $2,736 thousand).

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

20.   Trade and other payables

Trade and other payables comprise the following at December 31:

	2021	2020
	US$'000	US$'000
Payable to suppliers	200,999	147,512
Trade notes and bills payable	5,001	1,689
Total	206,000	149,201

21.   Other Obligations

Other obligations comprise the following at December 31:

	2021			2020
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Payable to non-current asset suppliers	135	2,677	2,812	130	2,633	2,763
Guarantees and deposits	14	4,554	4,568	17	266	283
Contingent consideration	13,504	13,023	26,527	14,859	1,773	16,632
Tolling agreement liability	24,429	2,589	27,018	—	—	—
Total	38,082	22,843	60,925	15,006	4,672	19,678

In 2021 we disaggregated “Other liabilities” into an additional line to the balance sheet “Other obligations“ to separately present certain contractual obligations whose nature and function differs from other items presented in the “Other liabilities line”, so as to allow a better understanding of the Company´s financial position.

Obligations contained in the new line Other obligations: “Tolling agreement liability”, which used to be presented within “Provisions”; “Glencore earn-out liability”, “Payable to non-current asset suppliers” and “Guarantees and deposits”, which were presented in prior periods within “Other liabilities”, and have been classified as Other obligations for all the years presented.

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

The contingent consideration arrangement requires the Company to pay the former owners of Kintuck (France) SAS and Kintuck AS a sliding scale commission based on the silicomanganese and ferromanganese sales spreads of Ferroglobe Mangan Norge and Ferroglobe Manganèse France, up to a maximum amount of $60,000 thousand (undiscounted). The contingent consideration applies to sales made up to eight and a half years from the date of acquisition and if it applies, the payment is on annual basis. During 2021, the total payment made amounts to $3,273 thousand.

The potential undiscounted amount of all future payments that the Company could be required to make under the contingent consideration arrangement is between $nil thousand and $60,000 thousand.

The fair value of the contingent consideration arrangement as at December, 31, 2021 of $26,537 thousand (2020: $16,632 thousand) was estimated by applying the income approach based on a Monte Carlo simulation considering various scenarios of fluctuation of future manganese alloy spreads as well at the cyclicality of manganese alloy pricing. The fair value measurement is based on significant inputs that are not observable in the market, which IFRS 13 Fair Value Measurement refers to as Level 3 inputs. Key assumptions include discount rates of 10.7 percent and 10.9 percent for Ferroglobe Mangan Norge and Ferroglobe Manganèse France respectively (2020: 12.5 percent and 11.5 percent), prices, spread and cost assumptions. Average simulated revenues in Ferroglobe Mangan Norge and Ferroglobe Manganèse France are between $245,292 thousand and $311,050 thousand per year (2020: between $135,868 thousand and $262,441 thousand). The liability has increased primarily driven by an increase in forecasted volumes and prices as a result of the current market outlook, increased operational costs and the combined impact of FX and inflation forecasts, this was partially offset by an increase in the variable and fixed costs. Changes in the value of contingent consideration are presented in the income statement Raw materials and energy consumption for production.

Sensitivity to changes in assumptions

Changing assumptions, could significantly affect the evaluation of the fair value of the contingent consideration. The following changes to the assumptions used in the Monte Carlo simulation could lead to the following changes in the fair value:

		Sensibility on
		discount rate
	Contigent consideration	Decrease	Increase
	December 31, 2021	by 10%	by 10%
Fair value contingent consideration	26,526	26,922	26,145

Tolling agreement liability

On August 30, 2019, Grupo FerroAtlántica, S.A.U. sold its 100% interest in the remainder of FerroAtlántica, S.A.U. to Kehlen Industries Management, S.L.U., an affiliate of U.S.-based TPG Sixth Street Partners. The FerroAtlántica, S.A.U. assets transferred by means of this transaction included ten hydroelectric power plants and the Cee-Dumbría ferroalloys manufacturing plant, all located in the province of A Coruña, Spain. Under the terms of the transaction, the Group will become exclusive off-taker of finished products produced at the smelting plant at C and supplier of key raw materials to that facility pursuant to a tolling agreement expiring in 2060.

In November 2020, the Tribunal Superior de Justicia de Galicia dismissed the request of  separation of the Cee-Dumbria's hydroelectric plants and the ferroalloys plants. Grupo FerroAtlantica, S.A.U. appealed to the Supreme Court, in 2021 the appeal was dismissed. At December 31, 2021, the liability recognized amounts to $27,018 thousand (€23,855 thousand). After the Supreme Court dismissal of appeal, there is no longer uncertainty in time and amounts, therefore the liability has been reclassified from “Provisions” to “Other obligations”.

22.   Other liabilities

Other liabilities comprise the following at December 31:

	2021			2020
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Remuneration payable	—	36,046	36,046	20	27,552	27,572
Tax payables	—	17,613	17,613	—	23,177	23,177
Other liabilities	1,476	20,669	22,145	1,741	10,592	12,333
Total	1,476	74,328	75,804	1,761	61,321	63,082

Tax payables

Tax payables comprise the following at December 31:

	2021		2020
	Current	Total	Current	Total
	US$'000	US$'000	US$'000	US$'000
VAT	4,839	4,839	4,061	4,061
Accrued social security taxes payable	6,251	6,251	13,266	13,266
Personal income tax withholding payable	820	820	1,111	1,111
Other	5,703	5,703	4,739	4,739
Total	17,613	17,613	23,177	23,177

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

Details of the Plan awards during the current and prior years are as follows:

Number of awards
Outstanding as of December 31, 2019	2,175,853
Granted during the period	1,411,271
Exercised during the period	(175,150)
Outstanding as of December 31, 2020	3,411,974
Granted during the period	1,307,934
Exercised during the period	(309,462)
Expired/forfeited during the period	(51,010)
Outstanding as of December 31, 2021	4,359,436

Exercisable as of December 31, 2021	455,790

The awards outstanding under the Plan at December 31, 2021 and December 31, 2020 were as follows:

				Fair Value at
Grant Date	Performance Period	Expiration Date	Exercise Price	Grant Date	2021	2020
September 9, 2021	December 31, 2023	September 9, 2031	nil	$8.83	1,307,934	—
December 16, 2020	December 31, 2024	December 16, 2030	nil	$1.23	1,411,271	1,411,271
March 13, 2019	December 31, 2022	March 13, 2029	nil	$2.69	1,184,441	1,184,441
June 14, 2018	N/A	June 13, 2028	nil	$9.34	70,774	85,739
March 21, 2018	December 31, 2021	March 20, 2028	nil	$22.56	136,434	263,153
June 20, 2017	December 31, 2020	June 20, 2027	nil	$15.90	—	17,342
June 1, 2017	N/A	June 1, 2027	nil	$10.96	834	834
June 1, 2017	December 31, 2020	June 1, 2027	nil	$16.77	168,469	304,811
November 24, 2016	December 31, 2019	November 24, 2026	nil	$16.66	79,279	144,383
					4,359,436	3,411,974

The awards outstanding as of December 31, 2021 had a weighted average remaining contractual life of 8.37 years (2020: 11.93 years).

The weighted average share price at the date of exercise for stock options exercised in the year ended December 31, 2021 was $5.28.

At December 31, 2021, 4,287,828 of the outstanding awards were subject to performance conditions (2020: 3,325,401 awards). For those awards subject to performance conditions, upon completion of the three years service period, the recipient will receive a number of shares or nil cost options of between 0% and 200% of the above award numbers, depending on the financial performance of the Company during the performance period. The performance conditions can be summarized as follows:

Vesting Conditions
40% based on share price
30% based on Operating (Loss) profit plus depreciation and amortization charges
30% based on net cash flow

There were no performance obligations linked to 71,608 of the awards outstanding at December 31, 2021 (2020: 86,573 awards). These awards were issued as deferred bonus awards and vest subject to remaining in employment for three years.

Fair Value

The weighted average fair value of the awards granted during the year ended December 31, 2021 was $8.83 (2020: $1.23). The Company estimates the fair value of the awards using Stochastic and Black-Scholes option pricing models. Where relevant, the expected life used in the model has been adjusted for the remaining time from the date of valuation until options are expected to be received, exercise restrictions (including the probability of meeting market conditions attached to the option), and performance considerations. Expected volatility is calculated over the period commensurate with the remainder of the performance period immediately prior to the date of grant.

The following assumptions were used to estimate the fair value of the awards:

		Grant date
	September 9, 2021	December 16, 2020	March 13, 2019	March 21, 2018	June 20, 2017	June 01, 2017	November 24, 2016
Fair value at grant date	$8.83	$1.23	$2.69	$22.56	$1,590	$16.77	$11.81
Grant date share price	$8.57	$1.61	$2.44	$15.19	$1,050	$10.96	$11.81
Exercise price	0.01	Nil	Nil	Nil	Nil	Nil	Nil
Expected volatility	104.75%	91.30%	53.54%	49.86%	43.15%	43.09%	44.83%
Option life	2.31 years	4.00 years	3.00 years	3.00 years	3.00 years	3.00 years	3.00 years
Dividend yield	—	—	—%	—%	—%	—%	—%
Risk-free interest rate	0.28%	0.27%	2.40%	2.48%	1.52%	1.44%	1.39%
Remaining performance period at grant date (years)	2.31	4.04	2.81	2.78	2.53	2.58	2.10
Company TSR at grant date	NA	NA	(48.1)%	2.1%	(0.3)%	4.0%	40.0%
Median comparator group TSR at grant date	NA	NA	(4.8)%	(6.2)%	(7.2)%	(3.7)%	56.4%
Median index TSR at grant date	NA	NA	10.9%	(8.4)%	0.6%	4.8%	45.7%

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

For the year ended December 31, 2021, share-based compensation expense related to this stock plan amounted to $3,627 thousand, which is recorded in staff costs (2020: $2,017 thousand).

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

There were not options exercised or expired during the year ended December 31, 2021 and 2020.

A summary of options outstanding is as follows:

			Weighted-
			Average
		Weighted-	Remaining
		Average	Contractual	Aggregate
	Number of	Exercise	Term in	Intrinsic
	Options	Price	Years	Value
Outstanding as of December 31, 2019	26,268	$16.70	0.16	$—
Expired/forfeited during the period
Outstanding as of December 31, 2020	26,268	$16.70	0.16	$—
Expired/forfeited during the period		—
Outstanding as of December 31, 2021	26,268	$16.70	0.16	$—

Exercisable as of December 31, 2021	26,268	$16.70	0.16	$—

For the year ended December 31, 2021, share based compensation expense related to stock options under this plan was $120 thousand (2020: $18 thousand).  The expense is reported within staff costs in the consolidated income statement.

b. Executive bonus plan assumed under business combination with Globe

Prior to the business combination, Globe also issued restricted stock units under the Company’s Executive Bonus Plan. The fair value of restricted stock units is based on quoted market prices of the Company’s stock at the end of each reporting period. These restricted stock units proportionally vest over three years, but are not delivered until the end of the third year. The Company will settle these awards by cash transfer, based on the Company’s stock price on the date of transfer. For the year ended December 31, 2021, no restricted options were exercised and for the year ended December 31, 2020, no restricted options were exercised. As of December 31, 2021, and 2020, restricted stock units of 26,268 were outstanding.

For the year ended December 31, 2021, share based compensation expense for these restricted stock units was $120 thousand (2020: $18 thousand income before tax and $11 thousand income after tax). The expense is reported within staff costs in the consolidated income statement. At December 31, 2021 and 2020, the liability associated with the restricted stock option was $163 thousand and $43 thousand, respectively included in other current liabilities.

c. Stock appreciation rights assumed under business combination with Globe

Globe issued cash-settled stock appreciation rights as an additional form of incentivized bonus. Stock appreciation rights vest and become exercisable in one-third increments over three years. The Company settles all awards by cash transfer, based on the difference between the Company’s stock price on the date of exercise and the date of grant. The Company estimates the fair value of stock appreciation rights using the Black-Scholes option pricing model. As of December 31, 2021 there were no appreciation rights outstanding (2020: 16,510).

23.  Tax matters

The components of current and deferred income tax expense (benefit) are as follows:

	2021	2020	2019
	US$'000	US$'000	US$'000
Consolidated income statement
Current income tax
Current income tax charge	5,284	4,307	2,133
Adjustments in current income tax in respect of prior years	—	901	4,753
Adjustments in current income tax due to discounted operations	—	—	—
Total	5,284	5,208	6,886

Deferred tax
Origination and reversal of temporary differences	(9,954)	(20,961)	(48,618)
Impact of tax rate changes	-	—	(46)
Impairment of deferred tax assets	-	37,660	—
Adjustments in deferred tax in respect of prior years	108	33	237
Total	(9,846)	16,732	(48,427)
Income tax expense (benefit)	(4,562)	21,939	(41,541)

As the Company has significant business operations in Spain, France, South Africa and the United States, a weighted effective tax rate is considered to be appropriate in estimating the Company’s expected tax rate. The following is a reconciliation of tax expense based on a weighted blended statutory income tax rate to our effective income tax expense for the years ended December 31, 2021, 2020, and 2019:

	2021	2020	2019
	US$'000	US$'000	US$'000
Accounting profit/(loss) before income tax	(119,936)	(222,420)	(411,818)
Adjustment for discontinued operations	—	(5,399)	(28,135)
Accounting profit/(loss) before income tax	(119,936)	(227,819)	(439,954)
At weighted effective tax rate of 18% (2020: 24% and 2019: 24%)	(22,650)	(54,294)	(105,369)
Non-taxable income/(expenses)	—	—	(17,020)
Non-deductible income/ (expenses)	(11,399)	6,779	49,390
Movements in unprovided deferred tax	—	—	4,604
Differing territorial tax rates	2,603	3,064	(3,987)
Adjustments in respect of prior periods	—	(50)	2,160
Other items	27,885	70,123	20,407
Elimination of effect of interest in joint ventures	(782)	899	917
Other permanent differences	(673)	(389)	9,234
Incentives and deductions	88	(2,456)	(1,302)
US State taxes	367	(1,737)	(824)
Taxable capital gains	—	—	249
Adjustments in current income tax due to discontinued operations	—	—	—
Income tax expense (benefit)	(4,562)	21,939	(41,541)

Other items mainly comprise unrecognised temporary differences for tax losses.

Deferred tax assets and liabilities

For the year ended December 31, 2021:

	Opening	Prior Year	Recognised in	Impairment of	Reclassifications	Exchange	Closing
	Balance	Charge	P&L	Deferred Tax Assets		Differences	Balance
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Intangible assets	(458)	21	(34)	—	—	20	(451)
Biological assets	(1)	—	1	—	—	—	—
Provisions	14,235	(7)	8,503	—	(986)	(73)	21,673
Property, plant & equipment	(48,263)	(585)	(7,481)	—	3,238	860	(52,231)
Inventories	64	—	(64)	—	—		—
Tax losses	9,525	—	1,491	—	(3,959)	(704)	6,353
Incentives & credits	1,426	—	7,906	—	—	1	9,333
Partnership interest	(8,983)	—	469	—	—	—	(8,514)
Other	4,674	—	(266)	—	1,256	39	5,703
Total	(27,781)	(571)	10,525	—	(451)	143	(18,135)

For the year ended December 31, 2020:

	Opening	Prior Year	Recognised in	Impairment of	Reclassifications	Exchange	Closing
	Balance	Charge	P&L	Deferred Tax Assets		Differences	Balance
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Intangible assets	(414)	—	(44)	—	—	—	(458)
Biological assets	(1)	—	—	—	—	—	(1)
Provisions	15,928	—	2,757	(3,357)	(1,655)	562	14,235
Property, plant & equipment	(64,697)	—	16,094	(219)	434	125	(48,263)
Inventories	(2,542)	—	639	—	1,993	(26)	64
Tax losses	41,728	—	(1,073)	(33,162)	(154)	2,187	9,525
Incentives & credits	2,139	—	—	(921)	169	40	1,426
Partnership interest	(9,890)	—	1,647	—	(740)	—	(8,983)
Other	3,243	—	909	—	533	(10)	4,674
Total	(14,506)	—	20,928	(37,660)	580	2,878	(27,781)

Presented in the statement of financial position as follows:

	2021	2020
	US$'000	US$'000
Deferred tax assets	45,246	31,528
Deferred tax liabilities	(63,381)	(59,309)
Offset between deferred tax assets and deferred tax liabilities	38,236	31,528
Total deferred tax assets due to temporary differences recognized in the statement of financial position	7,010	—
Total deferred tax liabilities due to temporary differences recognized in the statement of financial position	(25,145)	(27,781)

Unrecognised deductible temporary differences, unused tax losses and unused tax credits

	2021	2020
	US$'000	US$'000
Unused tax losses	624,635	513,189
Unused tax credits	8,487	8,685
Unrecognised deductible temporary differences	135,174	106,952
Total	768,296	628,826

In general terms, neither the NOLs nor the tax credits have an expiration date in the jurisdictions where they derive from.

Unused tax losses and unrecognized deductible temporary differences have increased in 2021 compared to 2020 due to the losses in most of the jusrisdictions during 2021.

Throughout 2021 a debt restructuring has been undertaken, being completed in July 2021. For the purpose of the debt restructuring, a group reorganization has been completed in order to attend the specific needs and requirements posed by the bondholders for the purpose of securing their investment. This group restructuring has consisted of the incorporation of two subsidiaries sitting under Ferroglobe PLC. These two entities, which are tax resident in the United Kingdom, are Ferroglobe Holding Company Limited and Ferroglobe Finance Company PLC. Additionally, within the framework of the debt restructuring, the exchanged and the new bonds have been secured with guarantees over the subsidiaries of the Ferroglobe group and their assets. Within the framework of the group reorganization, Ferroglobe PLC has transferred to Ferroglobe Holding Company Limited its stake in Globe Specialty Metals, Inc. and Grupo Ferroatlántica, S.A.U. Likewise, within the debt restructuring and group reorganization Ferroglobe PLC has assigned to Ferroglobe Finance Company PLC the original issued bonds which bondholders approved the debt restructuring in exchange for intercompany notes.

All the tax implications arising from the debt restructuring and group reorganization have been analysed and it has set forth guidelines for the operatives put in place as a result of these transactions.

For United States purposes, the main tax concern was the eventual triggering of cancellation of debt income as a result of the difference in carrying value of the original bonds compared to the new bonds at the time of first trading. For such reasons it was analysed the tax base of all assets and subsidiaries of Globe Specialty Metals, Inc. since this type of income can be set off against property of the entity generating thereof.  No taxable income of such nature was generated since the trading value of the new bonds was higher from inception compared to the trading value of the old bonds.

Likewise, it was concluded that the transfer of the shares of Globe Specialty Metals, Inc. did not trigger any taxable event because Ferroglobe Holding Company Ltd was duly checked open for tax purposes and consequently this transfer of shares was disregarded for United States tax purposes.

From a United Kingdom perspective, also the main concern was the eventual taxable event resulting from the difference in carrying value of the exchanged debt instruments. No taxation arose in this regard.

The debt restructuring cost has been recharged to the entities of the group benefiting therefrom in line with arm’s length principles and following the accounting treatment of such type of costs.

The transfer of the shares of Globe Specialty Metals, Inc. and Grupo Ferroatlántica, S.A.U. should be treated as a tax neutral reorganization and thus non-taxable in the United Kingdom.

The equity issuance did not result in a change of control event for Ferroglobe PLC and consequently no limitation on its tax attributes resulted.

It was also a relevant topic the risk of falling into the pro-rata rule for value added tax purposes as a result of the intercompany financing put in place to allocate the bonds and the intercompany balances from Ferroglobe PLC to Ferroglobe Finance Company PLC and Ferroglobe Holding Company Limited respectively. To avoid this risk, a value add tax group was put in place in the United Kingdom amongst these three entities.

Additionally, it was analysed and concluded that no taxation arose neither in the United Kingdom nor in the respective jurisdiction of the subsidiaries of the Ferroglobe group as a result of the direct or indirect transfer of their shares when being contributed down by Ferroglobe PLC to Ferroglobe Holding Company Limited.

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

24.  Related party transactions and balances

Continued operations

Balances with related parties at December 31 are as follows:

	2021
	Receivables		Payables
	Non-Current	Current	Non-Current	Current
	US$'000	US$'000	US$'000	US$'000
Inmobiliaria Espacio, S.A.	—	2,841	—	—
Villar Mir Energía, S.L.U.	1,699	—	—	8,808
Espacio Information Technology, S.A.U.	—	—	—	737
Other related parties	—	—	—	—
Total	1,699	2,841	—	9,545

	2020
	Receivables		Payables
	Non-Current	Current	Non-Current	Current
	US$'000	US$'000	US$'000	US$'000
Inmobiliaria Espacio, S.A.	—	3,078	—	—
Villar Mir Energía, S.L.U.	2,454	—	—	2,458
Espacio Information Technology, S.A.U.	—	—	—	701
Other related parties	—	(2)	—	37
Total	2,454	3,076	—	3,196

The loan granted to Inmobiliaria Espacio, S.A. accrues a market interest (EURIBOR three month rate plus 2.75%) and has a maturity in the short-term that is renewed tacitly upon maturity. Unless the parties agree the repayment, the loan is extended it automatically for one year.

The balance with the other related parties arose as a result of the commercial transactions performed with them (see explanation of main transactions below).

Continuing operations

Transactions with related parties in 2021, 2020 and 2019 are as follows:

	2021
	Sales and	Raw materials	Other	Finance
	Operating	and energy	Operating	Income
	Income	consumption for production	Expenses	(Note 26.4)
	US$'000	US$'000	US$'000	US$'000
Inmobiliaria Espacio, S.A.	—	—	—	—
Villar Mir Energía, S.L.U.	—	132,566	1,365	—
Espacio Information Technology, S.A.U.	—	—	3,266	—
Enérgya VM Gestión, S.L	—	—	120	—
Aurinka	—	—	111	—
Other related parties	—	—	68	—
Total	—	132,566	4,930	—

	2020
	Sales and	Raw materials	Other	Finance
	Operating	and energy	Operating	Income
	Income	consumption for production	Expenses	(Note 26.4)
	US$'000	US$'000	US$'000	US$'000
Inmobiliaria Espacio, S.A.	—	—	—	16
Villar Mir Energía, S.L.U.	—	39,900	647	—
Espacio Information Technology, S.A.U.	—	—	3,171	—
Enérgya VM Gestión, S.L	—	—	79	—
Aurinka	—	1	308	—
Other related parties	—	—	3	—
Total	—	39,901	4,208	16

	2019
	Sales and	Raw materials	Other	Finance
	Operating	and energy	Operating	Income
	Income	consumption for production	Expenses	(Note 26.4)
	US$'000	US$'000	US$'000	US$'000
Inmobiliaria Espacio, S.A.	—	—	1	68
Villar Mir Energía, S.L.U.	—	65,406	681	—
Espacio Information Technology, S.A.U.	—	—	3,566	—
Enérgya VM Generación, S.L	1	—	1	—
Enérgya VM Gestión, S.L	—	1	89	—
Aurinka	—	—	3,206	—
Other related parties	143	—	7	—
Total	144	65,407	7,551	68

“Raw Materials and energy consumption for production” of the related parties vis-à-vis Villar Mir Energía, S.L.U. relates to the purchase of energy from the latter by the Company’s Europe – Manganese Alloys and Europe – Silicon Metals & Silicon Alloys segment. FerroAtlántica pays VM Energía a service charge in addition to paying for the cost of energy purchase from the market. Under contracts entered into with FAU on June 22, 2010 and December 29, 2010 (assigned to FerroAtlántica de Boo, S.L.U. (“FAU Boo”) and to FerroAtlántica de Sabon, S.L.U. (“FAU Sabon”) in August 2019 in anticipation of the FAU Disposal), and with Hidro Nitro Española on December 27, 2012 (assigned to FerroAtlántica del Cinca when Hidro Nitro Española was sold in December 2018), VM Energía supplies the energy needs of the Boo, Sabón and Monzón electrometallurgy facilities, as a broker for FAU BOO or FAU Sabon (now Grupo Ferroatlantica) and Hidro Nitro Española (now FerroAtlántica del Cinca) in the wholesale power market. The contracts allow FAU Boo or FAU Sabon (now Grupo Ferroatlantica) and Hidro Nitro Española (now FerroAtlántica del Cinca) to buy energy from the grid at market conditions without incurring costs normally associated with operating in the complex wholesale power market, as well as to apply for fixed price arrangements in advance from VM Energía, based on the energy markets for the power, period and profile applied for. For the fiscal year ended December 31, 2021, Grupo Ferrotlantica and FerroAtlantica del Cinca’s obligations to make payments to VM Energía under their respective agreements for the purchase of energy plus the service charge amounted to $102,066 thousand and $30,501 thousand, respectively.

“Other operating expenses" corresponds to the payment to Espacio Information Technology, S.A. (“Espacio I.T.”), provides information technology and data processing services to Ferroglobe PLC and certain of its direct and indirect subsidiaries: FAU (until shortly prior to the FAU Disposal when such services were assigned to Grupo FerroAtlántica de Servicios, S.L.U. (“Servicios”)), FerroAtlántica de Mexico, Silicon Smelters (Pty), Ltd. and FerroPem, SAS pursuant to several contracts. Additionally corresponds to  the Payment  to Villar Mir Energia, S.L.U that provides the energy needs of the mining facilities operated by RAMSA and CISA in the wholesale power market.

Discontinued operations

At 31 December, 2020 and 2021, there were not discontinued transactions considered with Related Parties. Transactions with related parties in 2019 are as follows:

	2019
	Sales and	Raw materials	Other
	Operating	and energy	Operating
	Income	consumption for production	Expenses
	US$'000	US$'000	US$'000
Villar Mir Energía, S.L.U.	—	—	373
Enérgya VM Generación, S.L	12,635	—	117
Enérgya VM Gestión, S.L	—	66	—
Total	12,635	66	490

25.   Guarantee commitments to third parties and contingent liabilities

Guarantee commitments to third parties

As of December 31, 2021 and 2020, the Company has provided bank guarantees commitments to third parties amounting $11,948 thousand and $19,969 thousand, respectively. Management believes that any unforeseen liabilities at December 31, 2021 and 2020 that might arise from the guarantees given would not be material.

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

Stamp Tax litigation procedure

On February 2021 the Central Economic-Administrative Court ruled against the interest of Ferroglobe in a stamp duty litigation procedure initiated in 2015, where the taxpayer is Abanca, the financial institution through which a sale and lease back of the electric production plants in Galicia was conducted in 2012. Ferroglobe has agreed with Abanca that it continues the litigation at the judiciary level by filing an appeal before the Audiencia Nacional. This filing has been completed in April 2021. As a result of the continuation of this litigation process, with the appropriate granting of bank guarantee by the taxpayer (Abanca), neither payment of the tax reassessment (circa 1.4MM Euro plus delay interest) nor of the penalty proposed (circa 600K Euro) are due at this stage of the process. We anticipate this stage will take between two to four years to be resolved by the Audiencia Nacional. In case the Audiencia Nacional rules against the interests of Ferroglobe, the full amount of the tax reassessment and the penalty would be payable by Ferroglobe in applying a compensation agreement in place between Abanca and Ferroglobe.

Asbestos-related claims

Certain employees of FerroPem, SAS, then known as Pechiney Electrometallurgie, S.A. (“PEM”), may have been exposed to asbestos at its plants in France in the decades prior to FerroAtlántica Group’s purchase of that business in December 2004. During the period in question, PEM was wholly-owned by Pechiney Bâtiments, S.A., which had certain indemnification obligations to FerroAtlántica pursuant to the 2004 Share Sale and Purchase Agreement under which our FerroAtlántica acquired PEM. As of December 31, 2021, approximately 100 such employees have “declared” asbestos-related injury to the French social security agencies. Approximately three quarters of these cases now have been closed. Of the remaining cases, approximately half include assertions of “inexcusable negligence” (“faute inexcusable”) which, if upheld, may lead to material liability in the aggregate on the part of FerroPem. Other employees may declare further asbestos-related injuries in the future, and may likewise assert inexcusable negligence. Litigation against, and material liability on the part of, FerroPem will not necessarily arise in each case, and to date a majority of such declared injuries have been minor and have not led to significant liability on Ferropem’s part. Whether liability for “inexcusable negligence” will be found is determined case-by-case, often over a period of years, depending on the evolution of the claimant’s asbestos-related condition, the possibility that the claimant was exposed while working for other employers and, where asserted, the claimant’s ability to prove inexcusable negligence on PEM’s part. Because of these and other uncertainties, no reliable estimate can be made of FerroPem’s eventual liability in these matters, with exception of three grave cases that were litigated through the appeal process and in which claimants’ assertions of inexcusable negligence were upheld against FerroPem. Liabilities in respect to asbestos-related claims have been recorded at December 31, 2021 at an estimated amount of $1,143 thousand in Provisions for litigation in progress ($1,080 thousand in 2020).

Environmental matters

Since 2016, GMI has been negotiating with the U.S. Department of Justice (the “DOJ”) and the U.S. Environmental Protection Agency (the “EPA”) to resolve two Notices of Violation/Findings of Violation (“NOV/FOV”) that the EPA issued to the Beverly facility. The first NOV/FOV was issued on July 1, 2015 and alleges certain violations of the Prevention of Significant Deterioration (“PSD”) and New Source Performance Standards provisions of the Clean Air Act associated with a 2013 project performed at GMI’s Beverly facility. Specifically, the July 2015 NOV/FOV alleges violations of the facility’s existing operating and construction permits, including allegations related to opacity emissions, sulfur dioxide and particulate matter emissions, and failure to keep necessary records and properly monitor certain equipment. The second NOV/FOV was issued on December 6, 2016, and arises from the same facts as the July 2015 NOV/FOV and subsequent EPA inspections. The second NOV/FOV alleges opacity exceedances at certain units, failure to prevent the release of particulate emissions through the use of furnace hoods at a certain unit, and the failure to install Reasonably Available Control Measures (as defined) at certain emission units at the Beverly facility. Since that time, GMI and the authorities have continued negotiations regarding potential resolution of the NOV/FOVs, which negotiations are ongoing. As part of the ongoing consent process to resolve the NOVs/FOVs, the authorities could demand that GMI install additional pollution control equipment or implement other measures to reduce emissions from the facility, as well as pay a civil penalty. At this time, however, GMI is unable to determine the extent of potential injunctive relief or the amount of civil penalty a negotiated resolution of this matter may entail. Should the DOJ and GMI be unable to reach a negotiated resolution of the NOVs/FOVs, the authorities could institute formal legal proceedings for injunctive relief and civil penalties. The statutory maximum penalty is $93,750 per day per violation, from April, 2013 to December 2021, and $109,024 per day thereafter.

26.   Income and expenses

26.1 Sales

Sales by segment for the years ended December 31 are as follows:

	2021	2020	2019
	US$'000	US$'000	US$'000
North America - Silicon	524,808	425,277	551,500
Europe - Silicon	665,337	467,728	593,907
Europe - Manganese	476,287	240,142	564,060
South Africa - Silicon	117,195	80,572	136,292
Other segments	43,568	25,334	43,147
Eliminations	(48,287)	(94,619)	(273,684)
Total	1,778,908	1,144,434	1,615,222

Sales by geographical area for the years ended December 31 are as follows:

	2021	2020	2019
	US$'000	US$'000	US$'000
Spain	251,528	133,370	183,969
Germany	292,774	191,107	249,911
Italy	76,721	42,067	99,796
France	130,811	79,491	109,513
Other EU Countries	176,046	88,443	220,475
USA	515,095	404,633	533,764
Rest of World	335,933	205,323	217,794
Total	1,778,908	1,144,434	1,615,222

26.2 Staff costs

The average monthly number of employees (including Executive Directors) was:

	2021	2020	2019
Directors	8	6	8
Senior Managers	289	291	345
Employees	2,997	3,020	3,383
Total	3,294	3,317	3,736

Staff costs are comprised of the following for the years ended December 31:

	2021	2020	2019
	US$'000	US$'000	US$'000
Wages, salaries and similar expenses	214,374	161,957	208,317
Pension plan contributions	7,571	3,641	12,787
Employee benefit costs	58,972	49,184	63,925
Total	280,917	214,782	285,029

26.3 Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs are comprised of the following for the years ended December 31:

	2021	2020	2019
	US$'000	US$'000	US$'000
Amortization of intangible assets (Note 8)	7,241	7,183	7,305
Depreciation of property, plant and equipment (Note 9)	90,087	101,006	112,824
Other write-downs and reversals	—	—	65
Total	97,328	108,189	120,194

26.4 Finance income and finance costs

Finance income is comprised of the following for the years ended December 31:

	2021	2020	2019
	US$'000	US$'000	US$'000
Finance income of related parties (Note 24)	—	16	68
Other finance income	253	161	1,312
Total	253	177	1,380

Finance costs are comprised of the following for the years ended December 31:

	2021	2020	2019
	US$'000	US$'000	US$'000
Interest on debt instruments	42,579	34,989	33,705
Interest on loans and credit facilities	12,584	8,404	15,533
Interest on note and bill discounting	88	363	373
Interest on leases	1,100	1,358	1,972
Trade receivables securitization expense (Note 10)	399	15,044	9,192
Other finance costs	92,439	6,810	2,450
Total	149,189	66,968	63,225

At the completion of the comprehensive refinancing, the Company recorded a finance cost of $90.8 million (See Note 18).

26.5 Impairment losses and net (loss) gain due to changes in the value of assets

Impairment losses and net loss gain due to changes in the value of assets are comprised of the following for the years ended December 31:

	2021	2020	2019
	US$'000	US$'000	US$'000
Impairment of goodwill (Note 7)	—	—	(174,008)
Impairment of intangible assets (Note 8)	(1,153)	—	(211)
Impairment of property, plant and equipment (Note 9)	1,663	(71,929)	(1,224)
Impairment of non-current financial assets	(373)	—	(456)
Impairment of other	—	(1,415)	—
Impairment (reversal)/losses	137	(73,344)	(175,899)

Increase (decrease) in fair value of biological assets (Note 29)	—	—	(530)
Other (loss) / profit	758	158	(1,044)
Net (loss) gain due to changes in the value of assets	758	158	(1,574)

26.6 (Loss) gain on disposal of non-current assets

Loss (gain) on disposal of non-current assets is comprised of the following for the years ended December 31:

	2021	2020	2019
	US$'000	US$'000	US$'000
Gain on disposal of intangible assets	—	1,692	—
Gain on disposal of property, plant and equipment	2,462	473	353
Loss on disposal of property, plant and equipment	(1,123)	(873)	(1,761)
Gain on disposal of other non-current assets	47	—	6
Loss on disposal of other non-current assets		—	—
(Loss) gain on disposal of subsidiary	—	—	(821)
Total	1,386	1,292	(2,223)

During 2021, Ferroglobe has sold the assets related to Niagara facility, the Company received net cash proceeds of $1,370 thousand and recognized a gain on disposal for the  same amount (zero was the net book value of Niagara assets as of December 31, 2020). Additionally, the French subsidiary FerroPem has sold property of Chateau-Feuillet facility, amounting to $1,092 thousand fully depreciated.

Loss on disposal during 2021 is mainaly due to asset disposals in American and Candian subsidieries.

During 2020, Ferroglobe sold CO2 emissions rights that were derecognized from the balance sheet against the cash received, as the carrying amount price per emission right was lower to the sales price per CO2 emission right, an income of $1,692 thousand was recognized on the disposal of intangible assets.

On September 19, 2019, Ferroglobe closed on the sale of its subsidiary Ultracore Polska ZOO, which manufactures cored wire in Poland, recognized a loss on disposal of $821 thousand.

26.7 Contractual assets and liabilities

Contractual assets and liabilities are comprised of the following for the years ended December 31:

	2021	2020	2019
	US$'000	US$'000	US$'000
Contractual Assets	5,785	5,152	5,271
Contractual Liabilities	5,047	1,687	134
Total	10,832	6,839	5,405

Contractual assets are recorded within “trade and other receivables” and relate to unbilled services.

Contractual liabilities are recorded within “Trade an other payable” and relate to advances from customers.

27.   Remuneration of key management personnel

The remuneration of the key management personnel, which comprises the Company’s management committee, during the years ended December 31 is as follows:

	2021	2020	2019
	US$'000	US$'000	US$'000
Fixed remuneration	5,244	5,086	5,404
Variable remuneration	1,209	756	254
Contributions to pension plans and insurance policies	373	319	350
Share-based compensation	3,627	2,017	4,882
Termination benefits	119	1,886	1,147
Other remuneration	17	9	7
Total	10,589	10,073	12,044

During 2021, 2020 and 2019, no loans and advances have been granted to key management personnel.

28.   Financial risk management

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

Foreign currency risk

Ferroglobe generates sales revenue and incurs operating costs in various currencies. The prices of finished goods are to a large extent determined in international markets, primarily in US dollars and Euros. Foreign currency risk is partly mitigated by the generation of sales revenue, the purchase of raw materials and other operating costs being denominated in the same currencies. Although it has done so on occasions in the past, and may decide to do so in the future, the Company does not generally enter into foreign currency derivatives in relation to its operating cash flows. At December 31, 2021, and December 31, 2020, the Company was not party to any foreign currency forward contracts.

In July 2021 the Company completed a restructuring of its $350,000 thousand of senior unsecured Notes due 2022. This included the issue of additionally $60,000 thousand of super senior secured Notes due 2025 (see Note 18) and the repayment of certain existing indebtedness denominated in a number of currencies across its subsidiaries. The Company is exposed to foreign exchange risk as the interest and principal of the Notes is payable in US dollars, whereas its operations principally generate a combination of US dollar and Euro cash flows. On May 12, 2017, the Company entered into a cross currency interest rate swap to exchange 55% of the principal and interest payments in US dollars for principal and interest payments in Euros (see Note 19). In March, 2020, the Company closed out the cross currency swap resulting in the receipt of cash proceeds of $3,608 thousand (see Note 19).

During the year ended December 31, 2021 and 2020 the Company did not enter into any cross currency swaps.

Foreign currency Sensitivity analysis

The Company’s exposure to foreign currency risk arises from the translation of the foreign currency exchange gains and losses on cash and cash equivalents, accounts receivable, accounts payable and inventories that are denominated in foreign currency.

Depreciation or appreciation of the USD by 10% against EUR, CAD and ZAR at December 31, 2021, while all other variables were remained constant, would have increased or (decreased) the net profit before tax of $35,310 thousand.

Interest rate risk

Ferroglobe is exposed to interest rate risk in respect of its financial liabilities that bear interest at floating rates. These primarily comprise credit facilities (see Note 16) and lease commitments (see Note 17).

During the year ended December 31, 2021 and 2020, the Company did not enter into any interest rate derivatives in relation to its interest bearing credit facilities. At December 31, 2020, the Company had drawn down $28,168 thousand under its credit facilities and nil at December 31, 2021.

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

Since October 2020, the Company entered into a factoring program where the receivables of some of the Company’s French and Spanish entities are prefinanced by a factor. (see Note 10 and 16).

Since December 2019, the Company entered into a forfaiting program where some of the Company’s French and Spanish entities may assign their rights to receive payments under the Contracts with the customer “ArcelorMittal Sourcing s.c.a.”  in accordance with a forfaiting scheme.

c) Liquidity risk

The purpose of the Company’s liquidity and financing policy is to ensure that the Company keeps sufficient funds available to meet its financial obligations as they fall due. The Company’s main sources of financing are as follows:

●	$345,058 thousand aggregate principal amount of 9.375% senior secured notes due March 1, 2025 (the “Reinstated Senior Notes”). Interest is payable semi-annually on January 31 and July 31 of each year.
●	$60,000 thousand aggregate principal amount of 9% super senior secured notes due March 1, 2025 (the “Super Senior Notes”). The proceeds from the Notes, issued on May 17, 2021 and July 29, 2021, were primarily used to repay certain existing indebtedness of the Parent Company and its subsidiaries. Interest is payable semi-annually on January 31 and July 31 of each year.

●	On September 8, 2016, FerroAtlántica, S.A.U, as borrower, and the Spanish Ministry of Industry, Tourism and Commerce (the “Ministry”), as lender, entered into two loan agreements under which the Ministry made available to the borrower loans in aggregate principal amount of €44,999 thousand and €26,909 thousand, respectively, in connection with industrial development projects relating to the Company’s solar grade silicon project. The loan is contractually due to be repaid in 7 instalments over a 10-year period with the first three years as a grace period. The loan of €26,909 thousand was repaid in April 2018. Interest on outstanding amounts under each loan accrues at an annual rate of 3.55%. As of December 31, 2021, the amortized cost of the loan was €54,578 thousand (equivalent to $61,815 thousand) (2020: €44,824 thousand and $55,004 thousand), see Note 19.
●	On October 2, 2020, the Company ended the receivables funding agreement and cancelled the securitization program, signing a new factoring agreement with a Factor, for anticipating the collection of receivables of the Company’s European entities (Grupo FerroAtlántica, S.A. and FerroPem S.AS). As a result of the agreement, the Leasing and Factoring Agent provided a cash consideration of circa $48.8 million, repurchased the receivables portfolio sold to the SPE on September 28 2020, and consequently assumed the loan tranche of the senior borrower to the SPE. Also, the Senior loan and intermediate subordinate loan tranches were paid with internal sources of funds, at closing, there was cash release of $18 million from restricted cash relating to a special purpose vehicle under prior securitization program (see Note 10). As of December 31, 2021, the Company exceeded the limit, the lender agreed a temporary increase of the limit.
●	$100,000 thousand North-American asset-based, revolving credit facility. Loans under the ABL Revolver may be borrowed, repaid and reborrowed at any time until the facility’s expiration date. The legal final maturity date of the ABL Revolver is October 11, 2024. The terms of the facility provide a spring forward provision which requires the ABL Revolver to be repaid on the date which is three months prior to the maturity date of the senior unsecured Notes (March 1, 2022), which would currently imply a facility repayment date of December 1, 2021. At December 31, 2020 $31,155 thousand was utilized. The ABL Revolver was fully repaid in March 2021.
●	On July 23, 2020, Ferroglobe subsidiary, Ferropem, S.A.S., as borrower, contracted a loan with BNP Paribas, as lender, amounting to €4,456 thousand, to finance Company’s activities in France. The loan is guaranteed by the French government as part of the COVID-19 relief measures. Repayment of principal and payment of interest and accessories offer the possibility for the Borrower to extend the amortization of the amounts due at maturity for an additional period of 1 to 5 years. Interest rate is zero percent and the borrower is liable to pay a 0.50% fee calculated on the capital borrowed equivalent to an amount of €22 thousand.
●	On June 2, 2020, Ferroglobe subsidiary, Silicium Québec, as borrower, contracted a $7,000 thousand loan with Investissement Québec, a regional government loan & investment agency, as lender, to finance its capital expenditures activities in Canada. The loan is to be repaid in 84 installments over a 10 year period with the first three years as a grace period. Interest rate on outstanding amounts is zero percent.
●	On March 3, 2022, Grupo FerroAtlántica and Grupo FerroAtlántica de Servicios (together the “Beneficiaries”) and the Sociedad Estatal de Participaciones Industriales (“SEPI”), a Spanish state-owned industrial holding company affiliated with the Ministry of Finance and Administration, entered into a loan agreement of €34.5 million. This loan is part of the SEPI fund intended to provide assistance to non-financial companies operating in strategically important sectors within Spain in the wake of the COVID-19 pandemic. The funds are subject to certain governance conditions that imply, among others, the prohibition of distributing dividends, paying non-mandatory coupons or acquiring own shares and the prohibition of the use of the funds for financing economic activities of the group subsidiaries that are not beneficiaries.

Quantitative information

i.	Interest rate risk:

At December 31, the Company’s interest-bearing financial liabilities were as follows:

	2021
	Fixed rate	Floating rate	Total
	US$'000	US$'000	US$'000
Bank borrowings	—	98,967	98,967
Obligations under leases	—	18,358	18,358
Debt instruments	440,297	—	440,297
Other financial liabilities (*)	67,013	—	67,013
	507,310	117,325	624,635

(*)  Other financial liabilities comprise loans from government agencies and exclude derivative financial instruments (see Note 19).

	2020
	Fixed rate	Floating rate	Total
	US$'000	US$'000	US$'000
Bank borrowings	—	107,607	107,607
Obligations under leases	—	22,537	22,537
Debt instruments	357,508	—	357,508
Other financial liabilities (*)	63,896	—	63,896
	421,404	130,144	551,548

(*)  Other financial liabilities comprise loans from government agencies and exclude derivative financial instruments (see Note 19).

Analysis of sensitivity to interest rates

At December 31, 2021, an increase of 1% in interest rates would have given rise to additional borrowing costs of $990 thousand (2020: $1,064 thousand).

ii.	Foreign currency risk:

Notes and cross currency swap

The Parent Company has been historically exposed to exchange rate fluctuations as it had a Euro functional currency and future commitments to pay interest and principal in US dollars in respect of its outstanding debt instruments of $150,000 thousand (see Note 18). To manage this foreign currency risk, the Parent Company entered in 2017 into a cross currency swap and designated a portion of this as an effective cash flow hedge of the future interest and principal amounts due on its debt instruments. In March, 2020, the Company closed out the cross currency swap (see Note 19).

In 2021, due to an occurrence of events and conditions that reduce the number of transactions in euros, management conducted a review of the functional currency of the Parent Company and concluded that there has been a change in its functional currency from Euro to US Dollars, effective since October 1, 2021 (see Note 3.3). Therefore, The Parent Company is no longer exposed to exchange rate fluctuations.

Foreign currency swaps in relation to trade receivables and trade payables

At December 31, 2021 and 2020, the Company has no foreign currency swaps in place in respect of foreign currency accounts receivable and accounts payable.

iii.	Liquidity risk:

The table below summarizes the maturity profile of the Company’s financial liabilities at December 31, 2021, based on contractual undiscounted payments. The table includes both interest and principal cash flows. The cash flows for debt instruments assume that principal of the Stub Notes is repaid at maturity in March 2022 and the principal of the Super Senior Notes and the Reinstated Senior Notes are repaid at maturity in June and December 2025 respectively (see Note 18).

	2021
	Less than 1 year	Between 1-2 years	Between 2-5 years	After 5 years	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings	95,899	—	3,670	—	99,569
Leases	8,092	5,897	3,251	1,289	18,529
Debt instruments	57,440	37,749	493,585	—	588,774
Financial loans from government agencies	63,868	4,304	245		68,417
Payables to related parties	9,545	—	—	—	9,545
Payable to non-current asset suppliers	2,677	135	—	—	2,812
Contingent consideration	13,023	10,684	6,844	—	30,551
Tolling agreement liability	2,589	2,367	5,952	18,379	29,287
Trade and other payables	206,000	—	—	—	206,000
	459,133	61,136	513,547	19,668	1,053,484

	2020
	Less than 1 year	Between 1-2 years	Between 2-5 years	After 5 years	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings	108,613	5,277	—	—	113,890
Finance leases	8,796	6,350	7,130	1,748	24,024
Debt instruments	32,813	366,406	—	—	399,219
Financial loans from government agencies	36,672	7,209	18,274	6,501	68,656
Payables to related parties	3,196	—	—	—	3,196
Payable to non-current asset suppliers	130	2,633	—	—	2,763
Contingent consideration	1,772	4,175	15,892	3,277	25,116
Trade and other payables	149,201	—	—	—	149,201
	341,193	392,050	41,296	11,526	786,065

Changes in liabilities arising from financing activities

The changes in liabilities arising from financing activities during the year ended December 31, 2021 and 2020 were as follows:

	January 1, 2021	Changes from financing cash flows	Effect of changes in foreign exchange rates	Changes in fair values	Interest expenses	Other changes	December 31, 2021
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings	107,607	(15,604)	1,927	—	—	5,037	98,967
Obligations under leases	22,536	(11,232)	(1,188)	—	—	8,242	18,358
Debt instruments (*)	357,508	43,295	—	6,462	36,233	(3,201)	440,297
Financial loans from government agencies (Note 19)	63,896	(2,252)	(702)	—	6,071	—	67,013
Total liabilities from financing activities	551,547	14,207	37	6,462	42,304	10,078	624,635
Dividends paid		—
Proceeds from stock option exercises		—
Other amounts paid due to net financing activities (**)		(3,755)
Payments to acquire or redeem own shares		—
Net cash (used) by financing activities		10,452

(*) Changes from financing cash flows in debt instruments include payments due to interest amounting to $16,705 thousand and proceeds from debt issuances of $60,000 thousand.

(**) Other amounts paid due to financing activities include payments due to equity issuance costs amounting to $43,755 thousand and proceeds from equity issuance of $40,000 thousand.

	January 1, 2020	Changes from financing cash flows	Effect of changes in foreign exchange rates	Changes in fair values	Other changes (*)	December 31, 2020
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings	158,998	(67,343)	10,295	—	5,657	107,607
Obligations under leases	25,873	(10,315)	1,608	—	5,370	22,536
Debt instruments	354,952	(32,812)		—	35,368	357,508
Financial loans from government agencies (Note 19)	56,939	—	4,865	—	2,092	63,896
Derivative financial instruments (Note 19)	9,600	3,608	(86)	(14,329)	1,207	—
Total liabilities from financing activities	606,362	(106,862)	16,682	(14,329)	49,694	551,547
Dividends paid		—
Proceeds from stock option exercises		—
Other amounts paid due to net financing activities		(6,471)
Payments to acquire or redeem own shares		—
Net cash provided by financing activities		(113,333)

(*) Other changes include interest expenses

29.   Fair value measurement

Fair value of assets and liabilities that are measured at fair value on a recurring basis

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities that are carried at fair value in the statement of financial position:

	December 31, 2021
		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Total	(Level 1)	(Level 2)	(Level 3)
	US$'000	US$'000	US$'000	US$'000
Other financial assets (Note 10):
Listed equity securities	847	847	—	—
Other obligations (Note 21)
Contingent consideration in a business combinations	(26,527)	—	—	(26,527)

	December 31, 2020
		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Total	(Level 1)	(Level 2)	(Level 3)
	US$'000	US$'000	US$'000	US$'000
Other financial assets (Note 10):
Listed equity securities	2,609	2,609	—	—
Other obligations (Note 21)
Contingent consideration in a business combinations	(16,632)	—	—	(16,632)

A reconciliation of the beginning and ending balances of all liabilities at fair value on recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2021, presented as follows:

Total
US$'000
Fair value at December 31, 2019	(21,965)
Changes in fair value through profit or loss	5,333
Fair value at December 31, 2020	(16,632)
Changes in fair value through profit or loss	(13,168)
Payments	3,273
Fair value at December 31, 2021	(26,527)

30.  Non-current assets held for sale and discontinued operations

Discontinued operations

At 31 December, 2021, there were not discontinued operations.

For the year ended 31 December, 2020, the Company recorded $5,399 thousand related to price adjustment on the sale of Group’s hydro-electric assets in 2019. The amount was recognized in Discontinued operations in Consolidated Income Statement.

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

Following the satisfaction of conditions precedent, the sale of FAU completed on August 30, 2019, resulting in gross cash proceeds of $177,627 thousand and a profit on disposal of $85,102 thousand. Under the terms of the transaction, the Group became exclusive off-taker of finished products produced at the smelting plant at Cee-Dumbria and supplier of key raw materials to that facility pursuant to a tolling agreement expiring in 2060.

Analysis of the result for the period from the discontinued operations

The results of the discontinued operations included in the (loss) profit after taxes from discontinued operations are set out below. The comparative results of the Spanish Hydroelectric Business at December 31, 2020 and 2019 have been represented them as profit (loss) from discontinued operations.

The profit and loss statement from discontinued operations is as follows:

	2021	2020	2019
	US$'000	US$'000	US$'000
Sales	—	—	13,164
Raw materials and energy consumption for production	—	—	(271)
Other operating income	—	—	365
Staff costs	—	—	(1,450)
Other operating expense	—	—	(1,995)
Depreciation and amortization charges, operating allowances and write-downs	—	—	(2,830)
Impairment losses	—	—	—
Operating Profit (loss)	—	—	6,983
Net finance expense	—		(6,433)
(LOSS) PROFIT BEFORE TAXES FROM DISCONTINUED OPERATIONS	—	—	550
Income tax expense	—	—	(1,015)
Gain on sale of discontinued operation	—	(5,399)	85,102
(LOSS) PROFIT AFTER TAXES FROM DISCONTINUED OPERATIONS	—	(5,399)	84,637

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

	2021	2020	2019
Basic earnings (loss) per ordinary share computation
Numerator:
Profit (loss) attributable to Discontinued Operations (US$'000)	—	(5,399)	84,637
Denominator:
Weighted average basic shares outstanding	—	169,269,281	169,152,905
Basic earnings (loss) per ordinary share (US$)	—	(0.03)	0.50

Diluted earnings (loss) per ordinary share computation
Numerator:
Profit (loss) attributable to Discontinued Operations (US$'000)	—	(5,399)	84,637
Denominator:
Weighted average basic shares outstanding	—	169,269,281	169,152,905
Effect of dilutive securities	—	—	—
Weighted average dilutive shares outstanding	—	169,269,281	169,152,905
Diluted earnings (loss) per ordinary share (US$)	—	(0.03)	0.50

The statement of cash flows from discontinued operations is showed as follows:

	2021	2020	2019
	US$'000	US$'000	US$'000
Cash flows from operating activities:
Profit for the period	—	(5,399)	84,637
Adjustments to reconcile net (loss) profit to net cash provided by operating activities:
Income tax expense (benefit)	—	—	1,015
Depreciation and amortization charges, operating allowances and write-downs	—	—	2,830
Net Finance expense	—	—	6,433
Gains on disposals of non-current and financial assets	—	5,399	(85,102)
Changes in working capital
Decrease / (increase) in accounts receivable	—	—	(10,341)
Decrease / (increase) in inventories	—	—	2
Increase / (Decrease) in accounts payable	—	—	89
Other changes in operating assets and liabilities
Other, net	—	(24)	69,243
Income tax paid	—	—	—
Interest paid	—	—	(2,307)
Total cash flow from operating activities	—	(24)	66,499
Cash flows from investing activities:
Payments due to investments:
Property, plant and equipment	—	—	(126)
Disposals:
Disposal of business, net of cash	—	—	—
Total cash flow from investing activities	—	—	(126)
Cash flows from financing activities:
Other financing activities	—	—	(66,457)
Total cash flow from financing activities	—	—	(66,457)
INCREASE / (DECREASE) IN CASH	—	(24)	(84)
CASH AT BEGINNING OF PERIOD	-	24	108
CASH AT END OF PERIOD	—	—	24

31.   Events after the reporting period

SEPI Loan

On February 16, 2022, the Company announced that the Spanish Fund for supporting strategic companies, on a proposal of the Sociedad Estatal de Participaciones Industriales (“SEPI”), a Spanish state-owned industrial holding company affiliated with the Ministry of Finance and Administration, has approved €34.5 million in loans to Grupo Ferroatlántica, S.A.U. and Grupo Ferroátlantica de Servicios, S.L.U., wholly owned subsidiaries of the Company.  These loans are part of the SEPI fund intended to provide assistance to non-financial companies operating in strategically important sectors within Spain in the wake of the COVID-19 pandemic.

The €34.5M was funded using a dual-tranche loan, with €17.25M maturing in February 2025 and €17.25M maturing in June 2025.  €16.9M of the loan carries a fixed interest rate of 2% per annum, and interest on the remaining €17.6M is calculated as IBOR plus a spread of 2.5% in the first year, 3.5% in the second and third years and 5.0% in the fourth year, plus an additional 1.0% payable if the result before taxes of the Beneficiaries is positive.  The loans are guaranteed by the Company and certain of its subsidiaries.

The funds are subject to certain governance conditions that imply, among others, the prohibition of distributing dividends, paying non-mandatory coupons or acquiring own shares and the prohibition of the use of the funds for financing economic activities of the group subsidiaries that are not beneficiaries.

Uncertainties caused by the Russo-Ukrainian War

The recent outbreak of war between Russia and the Ukraine has disrupted supply chains and caused instability in the global economy, while the United States and the European Union, among other countries, announced sanctions against Russia. The ongoing conflict could result in the imposition of further economic sanctions against Russia, and given Russia’s role as global exporter of metcoke, anthracite and electrodes, the Company’s business may be impacted. Currently, the Company’s charter contracts have not been affected by the events in Russia and Ukraine. However, it is possible that in the future thirdparties with whom the Company has or will have charter contracts may be impacted by such events. Rusia and Ukraine are meaningful producers of silicon metal, ferroalloys and manganese-based alloys, exporting into our markets. Management continually tracks developments in the conflict in Ukraine and actively manages our response to potential distributions to the business.

Agreement with the French Works Council

The Company reached a majority collective agreement with the French Works Council on March 30, 2022 relating to a process that was initiated in April 2021 when Ferroglobe engaged the French Works Councils to discuss proposals for its asset optimization program designed to safeguard its long-term future in Europe.

The formal consultation procedure concerning the restructuring project in France initially targeted 355 jobs across the Company’s Château-Feuillet, Les Clavaux and Chambéry sites. Subsequently the scope of the project was amended in November 2021 to reflect the continuation of operation at the Les Clavaux facility given new developments.

Collectively, this agreement results in 195 potential job terminations and 35 employee transfers to other facilities.

The project is subject to final approval from the French labor authority which is expected during the second quarter of 2022.