Form 20-F
period 2022-12-31
Ferroglobe PLC
filed 2023-05-01
CIK 1639877

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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

Ordinary Shares (nominal value of $0.01)	187,433,543

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

Definitions

Unless otherwise specified or the context requires otherwise in this annual report:

●	the terms (1) “we,” “us,” “our,” “Company,” “Ferroglobe,” and “our business” refer to Ferroglobe PLC and its subsidiaries, including Globe Specialty Metals, Inc. (“Globe”) and its consolidated subsidiaries and Grupo FerroAtlántica, S.A.U. (“FerroAtlántica”) and its consolidated subsidiaries; (2) “Globe” refers solely to Globe Specialty Metals, Inc. and its consolidated subsidiaries and (3) “FerroAtlántica” or the “FerroAtlántica Group” refers solely to FerroAtlántica and its consolidated subsidiaries;
●	“Business Combination” refers to the business combination of Globe and FerroAtlántica as wholly-owned subsidiaries of Ferroglobe PLC on December 23, 2015;
●	“Class A Ordinary Shares” refers to share capital issued in connection with the Business Combination, which was subsequently converted into ordinary shares of Ferroglobe PLC as a result of the distribution of beneficial interest units in the Ferroglobe Representation and Warranty Insurance Trust to certain Ferroglobe PLC shareholders on November 18, 2016;
●	“Consolidated Financial Statements” refers to the audited consolidated financial statements of Ferroglobe PLC and its subsidiaries as of December 31, 2022 and December 31, 2021 and for each of the years ended December 31, 2022, 2021 and 2020, including the related notes thereto, prepared in accordance with IFRS (as such terms are defined herein);
●	“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board;
●	“Reinstated Senior Notes” refer to the notes issued in exchange of 98.588% of the 9.375% Notes due 2022 issued by Ferroglobe Finance Company PLC and Globe due December 2025;
●	“Super Senior Notes” refer to the 9.0% senior secured notes due 2025 issued by Ferroglobe Finance Company, PLC;
●	“Stub Notes” refer to the $4,942 thousand aggregate principal amount of 9.375% Notes due March 1, 2022;
●	“Predecessor” refers to FerroAtlántica for all periods prior to the Business Combination;
●	“Antecessor” refers to Globe for all periods prior to the Business Combination;
●	“shares” or “ordinary shares” refer to the authorized share capital of Ferroglobe PLC;
●	“tons” refer to metric tons (approximately 2,204.6 pounds or 1.1 short tons);

●	“U.S. Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended; and
●	“U.S. Securities Act” refers to the U.S. Securities Act of 1933, as amended.
●	“ABL Revolver” refers the credit agreement, dated as of June, 30, 2022, Ferroglobe subsidiaries Globe Specialty Metals, Inc., and QSIP Canada ULC, as borrowers, for a Credit and Security Agreement for a new $100 million north American asset-based revolving credit facility, with Bank of Montreal, as lender.
●	“IBOR” refers to the basic rate of interest used under some financial instruments.
●	“Leasing and Factoring Agent” refers to the finance entity which signed, on October 2, 2020, a factoring agreement with Grupo Ferroatlantica S.A.U. and Ferropem, Ferrgolobe’s subsidiaries, to anticipate the collection of accounts receivable.
●	“ZAR” refers to the currency abbreviation in forex markets for the South African Rand, the official currency of South Africa.

PRESENTATION OF FINANCIAL INFORMATION

The selected financial information as of December 31, 2022 and December 31, 2021 and for the years ended December 31, 2022, 2021 and 2020 is derived from our Consolidated Financial Statements, which are included elsewhere in this annual report and which are prepared in accordance with IFRS.

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

Because we primarily sell silicon metal, silicon based alloys, manganese based alloys and other specialty alloys we produce to manufacturers of aluminum, steel, polysilicon, silicones, and photovoltaic products, our results are significantly affected by the economic trends in the steel, aluminum, polysilicon, silicone and photovoltaic industries. Primary end users that drive demand for steel and aluminum include construction companies, shipbuilders, electric appliance, car manufacturers, and companies operating in the rail and maritime industries. The primary end users that drive demand for polysilicon and silicones include the automotive, chemical, photovoltaic, pharmaceutical, construction and consumer products industries. Demand for steel, aluminum, polysilicon and silicones from such companies is strongly correlated with changes in gross domestic product and is affected by global economic conditions. Fluctuations in steel and aluminum prices may occur due to sustained price shifts reflecting underlying global economic and geopolitical factors, changes in industry supply-demand balances, the substitution of one product for another in times of scarcity, and changes in national tariffs. Lower demand for steel and aluminum can quickly cause a substantial build-up of steel and aluminum stocks, resulting in a decline in demand for silicon metal, silicon-based alloys, manganese-based alloys, and other specialty alloys. Polysilicon and silicone producers are subject to fluctuations in crude oil, platinum, methanol and natural gas prices, which could adversely affect their businesses. Changes in power regulations in different countries, fluctuations in the relative costs of different sources of energy, and supply-demand balances in the different parts of the value chain, among other factors, may significantly affect the growth prospects of the photovoltaic industry. A significant and prolonged downturn in the end markets for steel, aluminum, polysilicon, silicone and photovoltaic products, could adversely affect these industries and, in turn, our business, results of operations and financial condition.

COVID-19 has had a material detrimental impact on our business and financial results, and such impact could continue for an unknown period of time.

COVID-19 has been and continues to be a complex and evolving situation, with governments, public institutions and other organizations imposing or recommending, and businesses and individuals implementing, at various times and to varying degrees, restrictions on various activities or other actions to combat its spread, such as restrictions and bans on travel or transportation; limitations on the size of in-person gatherings, restrictions on freight transportations, closures of, or occupancy or other operating limitations on work facilities, and quarantines and lock-downs. COVID-19 and its consequences significantly impacted our business, operations, and financial results. The extent to which COVID-19 impacts our business, operations, and financial results going forward will depend on the factors described above and numerous other evolving factors that we may not be able to accurately predict or assess, including the duration and scope of the COVID-19 pandemic; the effectiveness of vaccines or treatments; COVID-19’s impact on global and regional economies and economic activity, including the duration and magnitude of its impact on unemployment rates; its short and longer-term impact on the demand for our products, group business, and levels of customer confidence; the ability of our owners to successfully navigate the impacts of COVID-19; and how quickly economies, and demand recovers after the pandemic subsides.

COVID-19 has negatively impacted, and in the future may negatively impact to an extent we are unable to predict, our revenues. In addition, COVID-19 and its impact on global and regional economies, and the specialty chemical industry, made it difficult to obtain financing during the height of the pandemic.  If a significant number of our sales volumes are terminated as a result of bankruptcies, sales or foreclosures, our results of operations could be materially adversely affected. Also, testing our intangible assets or goodwill for impairments could result in additional charges, which could be material. For the reasons set forth above, COVID-19 has had and may in the future will have a material adverse effect on our business, operations, and financial condition.

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

Because electricity is indispensable to our operations and accounts for a high percentage of our production costs, we are particularly vulnerable to supply limitations and cost fluctuations in energy markets. For example, at certain of our plants, production must be modulated to reduce consumption of energy in peak hours or in seasons with higher energy prices, in order for us to maintain profitability. Generation of electricity in France by our own hydroelectric power operations partially mitigates our exposure to price increases in that market. However, in the past we have pursued possibilities of disposing of those operations, and may do so in the future. Such a divestiture, if completed, may result in a greater exposure to increases in electricity prices. In 2021 the cost of electricity in Spain experienced extremely high volatility due to the fluctuations of natural gas in the European markets. Natural gas experienced a progressive increase in price since April 2021, due to the low level of stocks in gas storages in Europe, and the reduction of supply from Russia, following the growing demand for Natural Gas from China. The risk of natural gas shortages due to a possible cold winter in Europe, caused in December 2021 an unprecedented increase in the price of gas reaching record prices in the market, which led to record prices in the Spanish electricity market of up to 400 €/Mwh. Our Spanish plants have tried to mitigate price rises by reducing the furnace capacity during peak hours  and increasing production in more competitive furnaces. In the immediate aftermath of Russia’s invasion of Ukraine, European energy markets saw continued levels of volatility and the prices increased in line with those seen in late 2021.

The electrical power for our U.S. and Canadian facilities is supplied mostly by American Electric Power Co., Alabama Power Co., Brookfield Renewable Partners L.P. and Hydro-Québec, and the Tennessee Valley Authority through dedicated lines. Our Alloy, West Virginia facility obtains approximately 45% of its power needs under a fixed price power purchase agreement with a nearby hydroelectric facility owned by a Brookfield affiliate. This facility is over 70 years old and any breakdown could result in the Alloy facility having to purchase more grid power at higher rates. The hydropower contract with Brookfield for the Alloy plant was renewed in 2021 for a period of four years. The energy supply for our Mendoza, Argentina facility is supplied by the national network administrator Cammesa under a power agreement expiring in December 2024 with a special rate specifically approved for ultra electro intensive industries.

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

Additionally, our energy purchase arrangements depend to a certain extent on rebates or revenues that we get for providing different services to the grid (interruptibility, load shaving, off-peak consumption, etc.). These rebates may be significant, but such arrangements with relevant grid operators and/or regulators may vary over time, which may affect our production costs and results from our operations.

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

Our operations are subject to extensive foreign, federal, national, state, provincial and local environmental, health and safety laws and regulations governing, among other things, the generation, discharge, emission, storage, handling, transportation, use, treatment and disposal of hazardous substances; land use, reclamation and remediation; waste management and pollution prevention measures; greenhouse gas emissions; and the health and safety of our employees. We are also required to obtain permits from governmental authorities for certain operations, and to comply with related laws and regulations. We may not have been and may not be at all times in full compliance with such permits and related laws and regulations. If we violate or fail to comply with these permits and related laws and regulations, we could be subject to penalties, restrictions on operations or other sanctions, obligations to install or upgrade pollution control equipment and legal claims, including for alleged personal injury or property or environmental damages. Such liability could adversely affect our reputation, business, results of operations and financial condition. In addition, in the context of an investigation, the government may impose obligations to make technology upgrades to our facilities that could result in our incurring material capital expenses. For example, in addition to notices received with respect to other plants, we have received two Notices and Findings of Violation (“NOV/FOV”) from the U.S. federal government, alleging numerous violations of the Clean Air Act relating to the Company’s Beverly, Ohio facility. Should the Company and the federal government be unable to reach a negotiated resolution of the NOV/FOVs, the U.S. government could file a formal lawsuit in U.S. federal court for injunctive relief, potentially requiring the Company to implement emission reduction measures, and for civil penalties. The statutory maximum penalty is $93,750 per day per violation, from April, 2013 to December 2021, and $109,024 per day thereafter. See “Item 8.A.—Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings” for additional information. The Beverly facility also is located in an area currently designated as Non-Attainment for the one hour SO2 National Ambient Air Quality Standards (“NAAQS”). The Company has entered into an order with the Ohio Environmental Protection Agency (“OEPA”) to accept facility-wide SO2 emission limits to ensure that the facility is not causing exceedances of the one-hour NAAQS standard for SO2. The Company is working with OEPA to develop a model that demonstrates compliance with the SO2 NAAQS that will then require approval from the United States Environmental Protection Agency (“EPA”).

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

In 2022 Ferroglobe commenced work on assessing Climate Change Risks & Opportunities and its related financial impact across our operations. The evaluation is ongoing and will follow the Recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).

We make a significant portion of our sales to a limited number of customers, and the loss of a portion of the sales to these customers could have a material adverse effect on our revenues and profits.

In the year ended December 31, 2022, our ten largest customers accounted for approximately 50.1% of Ferroglobe’s consolidated revenue. We expect that we will continue to derive a significant portion of our business from sales to these customers.

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

Ferroglobe benefits from antidumping and countervailing duty orders and laws that protect its business and products by imposing special duties on unfairly traded imports from certain countries.  See “Item 4.B.—Information on the Company—Business Overview—Regulatory Matters—Trade” for additional information.

These orders may be subject to revision, revocation or rescission at any time, including through periodic governmental reviews and proceedings.  Current antidumping and countervailing duty orders thus may not remain in effect and continue to be enforced from year to year, the products and countries now covered by orders may no longer be covered, and duties may not continue to be assessed at the same rates.

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

We may not realize the cost savings and other benefits that we expect to achieve.

We are continuosly looking for opportunities to improve our operations through changes in processes, technology, information systems, and management of best practices. These initiatives are complex and require skilled management and the support of our workforce to implement them.

In our efforts to improve our business fully and successfully, we may encounter material unanticipated problems, expenses, liabilities, competitive responses, loss of client relationships, and a resulting diversion of management’s attention. The challenges include, among others:

●	managing change throughout the company;
●	coordinating geographically separate organizations;
●	potential diversion of management focus and resources from ordinary operational matters and future strategic opportunities;
●	retaining existing customers and attracting new customers;
●	maintaining employee morale and retaining key management and other employees;
●	integrating two unique business cultures that are not necessarily comapatible;
●	issues in achieving anticipated operating efficiencies, business opportunities and growth prospects;
●	issues in integrating information technology, communications and other systems;
●	changes in applicable laws and regulations;
●	changes in tax laws (including under applicable tax treaties) and regulations or to the interpretation of such tax laws or regulations by the governmental authorities; and
●	managing tax costs or inefficiencies associated with integrating our operations.

Many of these factors are outside of our control and any one of them could result in increased costs, decreased revenues and diversion of management’s time and energy, which could materially impact our business, results of operations and financial condition.

Any failure to integrate acquired businesses successfully or to complete future acquisitions successfully could be disruptive of our business and limit our future growth.

From time to time, we have pursued acquisitions in support of our strategic goals. In connection with any such acquisition, we could face significant challenges in managing and integrating our expanded or combined operations, including acquired assets, operations and personnel. For example, we have faced challenges in integrating Globe and Ferroatlantica following the merger in 2015, and with the acquisitions of the Mo i Rana and Dunkirk plants. There can be no assurance that acquisition opportunities will be available on acceptable terms or at all or that we will be able to obtain necessary financing or regulatory approvals to complete potential acquisitions. Our ability to succeed in implementing our strategy will depend to some degree upon the ability of our management to identify, complete and successfully integrate commercially viable acquisitions. Acquisition transactions may disrupt our ongoing business and distract management from other responsibilities.

Grupo VM, our principal shareholder, has significant voting power with respect to corporate matters considered by our shareholders.

Our principal shareholder, Grupo VM, owns shares representing approximately 43.7% of the aggregate voting power of our capital stock. By virtue of Grupo VM’s voting power, as well as Grupo VM’s representation on the Board, Grupo VM will have significant influence over the outcome of any corporate transaction or other matters submitted to our shareholders for approval. Grupo VM is likely to be able to block any such matter, including ordinary resolutions, which, under English law, require approval by a majority of outstanding shares cast in the vote. Grupo VM will also be able to block special resolutions, which, under English law, require approval by the holders of at least 75% of the outstanding shares entitled to vote and voting on the resolution, such as an amendment of the Articles or the exclusion of preemptive rights. Our principal shareholder has, and will continue to have, directly or indirectly, the power, among other things, to affect our legal and capital structure and our day-to-day operations, as well as the ability to elect and change our management and to approve other changes to our operations.

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

In the event Grupo VM defaults under the GVM Credit Agreement, Tyrus may foreclose on the shares subject to the pledge. The Reinstated Notes contains change of control definitions with significant exceptions compared with that contained in the indenture for the Old Notes.  Under the revised change of control definitions, no change of control shall occur or be deemed to occur by reason of, among other matters, any enforcement or exercise of remedies under the GVM Pledge Agreement or any disposal by Grupo VM of the Grupo VM shares for the purpose of repaying Grupo VM’s debt to Tyrus, provided that certain other conditions, as described below, are met.

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

Our facilities are able to manufacture, collectively, approximately 350,000 tons of silicon metal (including Dow’s portion of the capacity of our Alloy, West Virginia and Bécancour, Québec plants and the restarts at Selma and Polokwane, and excluding currently idled plants), 343,000 tons of silicon-based alloys and 562,000 tons of manganese-based alloys on an annual basis. Our ability to increase production and revenues will depend on expanding existing facilities, acquiring facilities or building new ones. Increasing capacity is difficult because:

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

Among other policies in recent years, the Venezuelan government has continuously devalued the Bolívar. The resulting inflation has devastated the country, which is experiencing all manner of shortages of basic materials and other goods and difficulties in importing raw materials. In 2016, we idled our Venezuelan operations and sought to determine the recoverable value of the long lived assets there. We concluded that the costs to dispose of the facility exceeded the fair value of the assets, primarily due to political and financial instability in Venezuela. Accordingly, we wrote down the full value of our Venezuelan facilities. However, our inability to generate cash in that market may cause us to default on some of our obligations there in the future, which may result in administrative intervention or other consequences. In addition, in the recent past the Venezuelan government has threatened to nationalize certain businesses and industries, which could result in a loss of our Venezuelan facilities for no consideration. If the social, political and economic conditions in Venezuela continue as they are, or worsen, our business, results of operations and financial condition could be adversely affected. Venezuela net assets value as of December 31, 2022 was negative $10 thousand (positive $708 thousand as of December 31, 2021). Revenues during 2022 amounted to $18 thousand ($11 thousand during 2021).

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

Colombia and the United States are among the preferred sources for the coal consumed in the production of silicon metal and silicon-based alloys, and the vast majority of producers source coal from these two countries. In the year ended December 31, 2022, approximately 65% of our coal was purchased from third parties. Of our third-party purchases, approximately 59% came from a single mine in Colombia.

Additionally, nearly all of the manganese ore we purchase comes from suppliers located in South Africa and Gabon. We do not control these third-party suppliers and must rely on them to perform in accordance with the terms of their contracts. If these suppliers fail to provide us with the required raw materials in a timely manner, or at all, or if the quantity or quality of the materials they provide is lower than that contractually agreed, we may not be able to procure adequate supplies of raw materials from alternative sources on comparable terms, or at all, which could have a material adverse effect on our business, results of operations and financial condition. In addition, since many suppliers of these raw materials are located in the same region, if a natural disaster or event affected one of these regions it is likely alternative sources would also be similarly affected.

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

Specifically, we have invested in the construction of a factory to produce high purity silicon metal through a technology developed and patented by the Company. We believe the technology presents several advantages when compared to competitor’s processes.  This high purity silicon could be used for several applications, including advanced ceramics, fillers for semiconductors, special alloys or li-ion batteries.  The most promising market is the silicon for the anode of batteries, whose development depends on the validation of the Si/C composites in the new generation of battery cells for EVs.  This is a long process and silicon might not deliver the expected results in terms of capacity, cyclability, fast-charging or safety.  There could also be new emerging technologies such as solid-state batteries with lithium metal anode that could phase out the use of silicon in the anode.

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

The Restructuring has increased our leverage and so we will need to maintain our profitability and/or sustaine positive cash flows in order to be able to service our indebtedness. There can be no assurance that we will generate sufficient cash flow from operations, that we will realize operating improvements on schedule or that future borrowings will be available to us in an amount sufficient to enable us to service and repay our indebtedness or to fund our other liquidity needs. Furthermore, applicable law and future contractual arrangements may impose restrictions on certain of our subsidiaries’

ability to make payments to Ferroglobe and other entities within the Group, which could impact our ability to service and pay our obligations as they mature or to fund our liquidity needs.

The Reinstated Notes mature in December 2025. Other debt instruments mature at various other dates. There can be no assurance that we will have the available liquidity or the ability to raise financing in order to repay these instruments at or ahead of their maturity.

If we are unable to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or further restructuring our indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. There can be no assurance that any refinancing or debt restructuring would be possible, or if possible, that it would be on similar terms to those of our debt instruments existing at that time, that any assets could be sold or that, if sold, the timing of the sales and the amount of proceeds realized from those sales would be favorable to us or that additional financing could be obtained on acceptable terms. As the Reinstated Notes will be secured by a significant portion of our assets that can be granted as collateral, our ability to refinance our existing debt or raise new debt may be limited to unsecured or lesser-secured debt. Disruptions in the capital and credit markets, as have been seen in recent years, could adversely affect our ability to meet our liquidity needs or to refinance our indebtedness.

We may not be able to repurchase the Notes upon a Change of Control.

The Reinstated Notes requires us to offer to repurchase all or any part of each holder’s notes upon the occurrence of a change of control, as defined in the respective indentures, at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest thereon, to the date of purchase. If such an event were to occur, we may not have sufficient financial resources available to satisfy all of those obligations.

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

We currently intend to retain future earnings, if any, for use in our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future. In addition, we are subject to financial covenants restriction the payment of dividends or repurchase of our shares. The payment of future dividends, if any, will depend, among other things, on our results of operations and financial condition and on such other factors as our Board of Directors may, in their discretion, consider relevant.

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

English law provides that a board of directors may only allot shares (or rights or convertible into shares) with the prior authorization of shareholders, such authorization being up to the aggregate nominal amount of shares and for a maximum period of five years, each as specified in the articles of association or relevant shareholder resolution. The Articles authorize the allotment of additional shares for a period of five years from October 26, 2017 (being the date of the adoption of the Articles), which authorization will need to be renewed upon expiration (i.e., at least every five years) but may be sought more frequently for additional five-year terms (or any shorter period). This authorization was renewed by the 2022 AGM for an additional five years.

English law also generally provides shareholders with preemptive rights when new shares are issued for cash. However, it is possible for the articles of association, or for shareholders acting in a general meeting, to exclude preemptive rights. Such an exclusion of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the exclusion is contained in the articles of association, or from the date of the shareholder resolution, if the exclusion is by shareholder resolution. In either case, this exclusion would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). The Articles exclude preemptive rights for a period of five years from October 26, 2017, which exclusion will need to be renewed upon expiration (i.e., at least every five years) to remain effective, but may be sought more frequently for additional five-year terms (or any shorter period). This exclusion was renewed by the 2022 AGM for an additional five years.

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

Risks Related to Tax Matters

The application of Section 7874 of the Code, including under IRS guidance, and changes in law could affect our status as a foreign corporation for U.S. federal income tax purposes.

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

We intend to operate in a manner such that, when relevant, we are eligible for benefits under tax treaties entered into between the United Kingdom and other countries. However, our ability to qualify and continue to qualify for such benefits will depend upon the requirements contained within each treaty and the applicable domestic laws, as the case may be, on the facts and circumstances surrounding our operations and management, and on the relevant interpretation of the tax authorities and courts.

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

Further developments are to be seen in areas such as the “making tax digital - initiatives” allowing authorities to monitor multinationals’ tax position on a more real time basis and the contemplated introduction of new taxes, such as revenue-based digital services taxes aimed at technology companies, but which may impact traditional businesses as well in the sense of allocating a portion of the profitability of the given company to jurisdictions where it has significant sales even though it is not physically present. The latest developments by the OECD in this field are the so-called Pillar One and Pillar Two. Under Pillar One, the OECD intends to set up the foundations for allocating to the market jurisdiction (i) non-routine profit; (ii) a fixed remuneration based on the Arm´s length Principle for baseline distribution and marketing functions; and (iii) an additional profit where in-country functions exceed the base-line activity already compensated. In principle, our business is not in scope of this measure as it refers to raw materials and commodities and this kind of business is excluded under the current drafting of the paper. Additionally, the measure would apply to multinational entities with revenues exceeding EUR20 billion and a profitability greater than 10%, what would exclude our company from its application. Then, Pillar Two, also called the GloBE (Global Anti-Base Erosion proposal) consists of setting a minimum taxation, giving the countries the right to “tax back” profit that is currently taxed below the minimum 15% rate. This goal is reached through several avenues, that is, (i) the inclusion of foreign income when taxed below the minimum rate; (ii) an undertaxed payment rule to related parties to deny deduction or impose taxation when payment was not subject to tax; (iii) switch over rule in the double tax treaties to allow the residence jurisdiction to switch from exemption to credit method when profit of permanent establishment is taxed below the minimum rate; and (iv) a subject to tax rule to allow withholding tax or other taxation or adjust eligibility to treaty benefits on payments not subject to the minimum rate. GloBE could affect our effective tax rate when implemented. In December 2021 the OECD released a report containing further details about the implementation of Pillar I. Likewise, also in December 2021 the European Union released a proposed Directive on minimum taxation in line with the OECD report and in July 2022 the UK Government released a draft legislation in line with the OECD report. In all three cases, it is proposed a minimum taxation of 15% that, when implemented, most likely should not impact our organization since we are already based in high tax jurisdictions without significant tax exemptions or credits or permanent adjustments to reduce our effective tax rate. Additionally, the minimum taxation under the GloBE rules is increased by parameters like number of employees on the ground and fixed assets to conduct the relevant business activity. This kick out provision should apply to Ferroglobe due to its large workforce and significant tangible footprint in each jurisdiction where it is present.

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

Legislation commonly known as the Tax Cuts and Jobs Act (the “TCJA”) was enacted on December 22, 2017 in the United States. The TCJA made significant changes to the U.S. federal tax code, including a reduction in the U.S. federal corporate statutory tax rate from 35% to 21% as well as the introduction of a base erosion minimum tax (BEAT). The TCJA also made changes to the U.S. federal taxation of foreign earnings and to the timing of recognition of certain revenue and expenses and the deductibility of certain business expenses. We examined the impact the TCJA may have on our business in detail since enactment. Although further guidance continues to be released by the IRS, so far we have concluded that tax reform should not have a material adverse impact on the taxation of our U.S. business, as of December 31, 2022. This annual report does not discuss in detail the TCJA or the manner in which it might affect us or our stockholders. We urge you to consult with your own legal and tax advisors with respect to the Tax Reform Act and the potential tax consequences of investing in our shares.

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

During the year under review, a small number of the ordinary shares held in treasury have been used to satisfy share awards made by the Company to its management team under the Ferroglobe PLC Equity Incentive Plan 2016. The number of ordinary shares held in Treasury as at December 31, 2022 was 1,448,771. See Note 13.

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

Competitive Strengths and Strategy of Ferroglobe

Competitive Strengths

Leading market positions in silicon metal, silicon-based alloys and manganese-based alloys

We are a leading global producer in our core products based on merchant production capacity and hold the leading market share in certain of our products. Specifically, in the case of silicon metal, with maximum global production capacity of approximately 328 thousand metric tons (which includes 51% of our attributable joint venture capacity, we have approximately 66% of the production capacity market share in North America and approximately 25% of the global market share (all of the world excluding China), according to management estimates for our industry. In the case of manganese-based alloys, following the acquisition of the Dunkirk, France and Mo i Rana, Norway plants in 2018, our market share is approximately 15% in Europe, and we are among the three largest global producers of manganese alloys excluding China.

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

Many of our customers, we believe, are leaders in their end-markets and fields. We have built long-lasting relationships with customers based on the breadth and quality of our product offerings and our ability to produce products that meet specific customer requirements. For the year ended December 31, 2022 and December 31, 2021, Ferroglobe’s ten largest customers accounted for approximately 50.1% and 48.1%, respectively, of Ferroglobe’s consolidated revenue. Our customer relationships provide us with stability and visibility into our future volumes and earnings, though we are not reliant on any individual customer or end-market. Our customer relationships, together with our diversified product portfolio, provide us with opportunities to cross sell new products; for example, by offering silicon-based or manganese-based alloys to existing steelmaking customers.

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

Pioneer in innovation with focus on technological advances and development of next generation products

Our talented workforce has historically developed proprietary technological capabilities and next generation products in-house, which we believe give us a competitive advantage. In addition to a dedicated R&D division, we have cooperation agreements in place with various universities and research institutes in Spain, France and other countries around the world. Our R&D achievements include:

●	ELSA electrode — Ferroglobe has internally developed a patented technology for electrodes used in silicon metal furnaces, which it has been able to sell to several major silicon producers globally. This technology, known as the ELSA electrode, improves the energy efficiency in the production process of silicon metal and eliminates contamination from iron. Ferroglobe has granted these producers the right to use the ELSA electrode against payment to Ferroglobe of royalties. Continuous improvements are made to keep this invention state of the art.
●	Solar Grade Silicon — Ferroglobe has sought to produce solar grade silicon metal with a purity above 99.9999% through a new, potentially cost effective, electrometallurgical process. The traditional chemical process tends to be costly and involves high energy consumption and potentially environmentally hazardous processes. The new technology entirely developed by Ferroglobe aims to reduce the costs, energy consumption and carbon footprint associated with the production of solar grade silicon. In connection with this project, FerroAtlántica obtained a loan, with a principal amount of approximately €45 million, from the Spanish Ministry of Industry and Energy for the purpose of building the UMG silicon plant. Due to the market environment for solar grade silicon (or polysilicon) worldwide, at the end of 2018 the Company suspended the investment in the project while preserving the technology and know-how in order to be able to finalize the construction of the factory when market circumstances change.
●	Silicon for Advanced Technologies — Ferroglobe has launched the Silicon for Advanced Technologies project, which aims at producing silicon-based, tailor-made products for high end applications. In this project we leveraged the purification technologies developed for the Solar Grade silicon project and which are patented. These technologies are very industrial, cost effective and with low carbon footprint, which places Ferroglobe in an excellent in this new market. . At the same time, new know-how linked to specific milling technologies has been developed in the last years, placing Ferroglobe in an excellent position in this new market. Among the various targeted applications, a specific project of Silicon for Li-ion batteries was launched. Currently, we have the first demonstration milling unit in our Innovation Centre in Sabón (Spain) and we have several industrial purification units in Montricher (France) and Puertollano (Spain).
●	Li-ion batteries — The capacity of the anode in Li-ion batteries can be enhanced by adding silicon. This is a particularly attractive market because silicon not only can increase capacity of the Li-ion batteries but can contribute to reduce costs, to reduce carbon footprint and to ease fast charging. All these benefits will help to develop new mobility solutions. In this specific field, Ferroglobe has established several technical partnerships and collaborations in order to rapidly advance the research and development work that a market like this needs.

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

Environmental, Social and Governance (ESG) Strategy

In 2021 we defined Ferroglobe’s ESG Strategy 2022-2026, a roadmap that will enable us to benchmark and assess ourselves on ESG matters, in alignment with the demands of our stakeholders and our industry trends. The ESG Strategy brings us closer to our goal of becoming a relevant player in the development of a sustainable future.

It has been defined based on four strategic lines:

(i)	Strengthening our governance framework
(ii)	Promoting a solid & honest engagement with our people and local communities where we operate
(iii)	Reinforcing the role of sustainability through our value chain
(iv)	Improving our environmental footprint to enable materials which are vital for sustainable development.

The progress on ESG performance will be included in the ESG reports to be issued on a yearly basis. 2022 ESG report will be published in 2023.

Business Strategy

In 2020 we conducted a deep and broad evaluation of our Company with the goal of designing a strategic plan focused on bolstering the long term competitiveness of the business and returning the Company to profitability by fundamentally changing the way we operate, both operationally and financially. The multi-year turnaround plan we developed essentially impacts all the functional areas of our Company as we seek to drive changes that ensure competitiveness throughout the cycle. In the last 2 years, the Company set a target of achieving $225 million in EBITDA improvement. We achieved $188 million in cost savings and met our commercial excellence target of $50M. The key value drivers of our strategic plan were the following:

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

•

Continuous plant efficiency:  We will continue to build on the success of our existing key technical metrics (KTM) program, which consists of specific initiatives aimed at enhancing our process, minimizing waste, and improving the overall efficiency to drive down costs.  The Company maintains a pipeline of initiatives developed through the sharing of best practices amongst our numerous sites and through new improvements identified by our research and development team.  Moreover, we have implemented developing tools to track our key performance indicators in an ongoing effort to improve furnace level performance.

•

Commercial excellence: we have implemented commercial best practices to maximize profitable revenue, aiming at improving and reinforcing our pricing, account management, salesforce effectiveness, and product portfolio and customer focus. We have strengthened our customer relationships by developing a target portfolio prioritization, re-designing our commercial coverage and operating model, and structuring our account planning, with the definition of clear objectives for each of our customers and a sustained focus on long-term partnership building. We have implemented a range of digitally-enabled tools and processes across the entire commercial function, bringing our team’s performance to the next level. Through our new customer relationship management tool, we have reinforced our account management and front-line effectiveness, as well as our customer service and quality management. On pricing, we have redesigned our governance process and introduced new tools to maximize profitability and provide margin transparency for every sale. Furthermore, we have re-designed our product management function, empowering this role to create customer value and act as a consistent source of information and cross-functional coordination.

•

Centralized purchasing: we have adapted our operating model such that the purchase of our key inputs is done centrally and to support a purchase culture centered on buying better and spending better.  This will enable us to improve its tracking of needs, enhance our ability to schedule purchases and enable us to benefit from bulk purchases. Buying better is a supply-led effort that focuses on price and volume allocation, negotiating prices and terms, managing price risks, pooling volumes and contracts, shifting volumes to best-price suppliers and leveraging procurement networks.  Spending better is an operation-led effort to control demand, enforce compliance, reduce complexity, and perform value engineering to fost efficient spending.  Through the principles of buying better and spending better, we aim to attain more than just cost reduction.  Through the new organization, we seek to reduce supply chain risk, supporting continuous quality and service improvement, fostering better decision-making about suppliers and optimizing resource allocation.

•

Selling, general and administration & corporate overhead reduction:  during our corporate review, we identified significant opportunities for further cost improvement through permanent cost cutting at our plants, as well as the corporate centers.  By tracking these costs vigorously and increasing accountability, we aim to bolster the overall cost structure at various levels. Through this, we aim to create a culture focused on cost control and disciplines for deploying best practices to drive sound spending decisions without compromising our overall performance.

•

Working capital improvement:  We have improved substantially our net working capital by establishing targets and improve our Supply Chain processes. This will allow us to sustain competitive levels of Working Capital throughout the cycle – and while we have recently witnessed a peak, given by slowdown of demand and margin compression, we are taking the measures to correct it and return to previous values.

With our strategic plan we aim to:

Maintain and leverage industry leading position in core businesses and pursue long-term growth

We intend to maintain and leverage our position as a leading global producer of silicon metal and one of the leading global producers of ferroalloys based on production capacity. We believe we will achieve our goals through the execution of our current strategic plan, which focuses on expanding our asset footprint in the regions that present attractive opportunities and continuing driving continuous improvements to increase competitiveness of our assets – including continue to secure competitive and clean sources of energy, extend our existing sources of Quartz, all while continuing our ESG journey.

We also plan to achieve organic growth by developing new products to further diversify our portfolio and expand our customer base (such as silicon-based anodic materials for Li-ion batteries). We intend to focus our production and sales efforts on high-margin products and end-markets that we consider to have the highest potential for profitability and growth. We will continue to capitalize on our global reach and the diversity of our production base to adapt to changes in market demands, shifting our production and distribution across facilities and between different products as necessary in order to remain competitive and maximize profitability. We aim to obtain further direct control of key raw materials to secure our long-term access to scarce reserves, which we believe will allow us to continue delivering enhanced products while maintaining our low-cost position. Additionally, we will continue regularly to review our customer contracts in an effort to improve their terms and to optimize the balance between selling under long-term agreements and retaining some exposure to spot markets. We intent to maintain pricing that appropriately reflects the value of our products and our level of customer service and, in light of commodity prices and demand fluctuations, may decide to change the weighting of our mix of contracts that are set at fixed prices versus index-based prices, to capitalize on market opportunities and to ensure a profit throughout the cycles.

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

We believe we differentiate ourselves from our competitors on the basis of our technical expertise and innovation, which allow us to deliver new high-quality products to meet our customers’ needs. We intend to keep using these capabilities in the future to retain existing customers and cultivate new business. We plan to leverage the expertise of our dedicated team of specialists to advance and to develop next generation products and technologies that fuel organic growth. In particular, we intend develop high value powders for high end applications, including silicon-based anodic materials for Li-ion batteries. We also aim to further pilot EV Battery Cathodes and Test process to produce construction materials with high-thermal insulation properties, through non-recycled slag.

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

Facilities and Production Capacity

The following chart shows, as of December 31, 2022, the location of our assets and our production capacity, including 51% of the capacity of our joint ventures (of which we own 51%), by geography, of silicon, silicon-based alloys and manganese-based alloys. It is important to note that certain facilities may and do switch from time to time among different families of products (for instance, from silicon metal to silicon-based alloys and vice-versa) or among different products within the same family (for instance from ferromanganese to silicomanganese). Such switches change the production capacity at each plant.

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

Products

Ferroglobe Assets

1	Becancour, Canada	18	Serrabel, Spain
2	La Malbaie, Quebec	19	Sonia, Spain
3	Beverly, OH	20	Conchitina, Spain
4	Alloy, WV	21	Laudun, France
5	Corbin, KY (Alden Recources)	22	Pierrefitte, France
6	Aurora, IN	23	Anglefort, France
7	Billingsley, AL	24	Les Clavaux, France
8	Brideport, AL	25	Montricher, France
9	Selma, AL	26	Chateau Feuillet, France
10	Mendoza, Argentina	27	Dunkirk, France
11	Venezula (Metallurgy)	28	Hydro Plants, France
12	Veneuzuela (Mining)	29	Mo I Rana, Norway
13	Boo, Spain	30	eMalahleni, South Africa
14	Cee, Spain	31	Polokwane, South Africa
15	Dumbria, Spain	32	New Castle, South Africa
16	Monzon, Spain	33	SamQuartz, South Africa
16	Sabon , Spain	34	Ningxia, China ("Yonvey")
17	Esmeralda, Spain		

Metallurgy Energy Mining

Global Footprint Spanning Five Continents

London, UK
Ferroglobe Corporate HQ
Ferroglobe Manufacturing / Mining Operations

Production Capacity by Geography (kt)

(000, mt)	Europe	N. America	S. America	Africa	Total
Silicon Metal [3]	184,000	93,160	-	51,000	328,160
Silicon-Based Alloys	118,000	92,000	26,000	66,000	302,000
Manganese-Based Alloys	561,500				561,500
Total [4],	**863,500**	**185,160**	**26,000**	**117,000**	**1,191,660**

Notes: As of December 31, 2022

1 Includes operating capacity

3 Reflects 51% of joint venture interests in the U.S. and Canada

4 Excludes mothballed capacity: FerroVen (90k FeSi, 35k Mn-Alloys), Spain (49.5k Mn-Alloys), Siltech (40k Si-Alloys), Chateau Feuillet (60k Si-Alloys)

For the years ended December 31, 2022, 2021 and 2020, Ferroglobe’s consolidated sales by product were as follows:

	Year ended December 31,
($ thousands)	2022	2021	2020
Silicon metal	1,116,193	637,695	463,217
Manganese-based alloys	525,483	469,138	267,469
Ferrosilicon	561,539	337,833	176,447
Other silicon-based alloys	192,409	161,750	126,817
Silica fume	32,290	32,409	25,888
Other	170,002	140,083	84,596
Total Sales	2,597,916	1,778,908	1,144,434

Shipments in metric tons:
Silicon metal	209,342	253,991	207,332
Manganese-based alloys	295,589	314,439	261,605
Ferrosilicon	154,972	166,268	134,849
Other silicon-based alloys	49,105	76,498	65,362

Average Selling price ($/MT):
Silicon metal	5,332	2,511	2,234
Manganese-based alloys	1,778	1,492	1,022
Ferrosilicon	3,623	2,032	1,308
Other silicon-based alloys	3,918	2,114	1,940

Silicon metal

Ferroglobe is a leading global silicon metal producer with a total production capacity of approximately 328,160 tons (including our 51% share of Ferroglobe’s joint venture capacity). Ferroglobe’s silicon metal production is spread across facilities located in the United States, France, South Africa, Canada and Spain. For the years ended December 31, 2022, 2021 and 2020, Silicon metal sales accounted for 43.0%, 35.8% and 40.5% of Ferroglobe’s total consolidated revenues.

Silicon metal is used by primary and secondary aluminum producers, who require silicon metal with specific properties to produce aluminum alloys. The addition of silicon metal during production helps to reduce shrinkage and the hot cracking tendencies of cast aluminum and improves the castability, hardness, corrosion resistance, tensile strength, wear resistance and weldability of the aluminum end products. Aluminum is used to manufacture a variety of automotive components, including engine pistons, housings, and cast aluminum wheels and trim, as well as high tension electrical wire, aircraft parts, beverage containers and other products which require aluminum properties.For the year ended December 31, 2022, sales to aluminum producers represented approximately 29% of silicon metal revenues.

Silicon metal is also used by several major silicone chemical producers across a broad range of applications, including personal care items, construction-related products, healthcare and electronics. In construction and equipment applications, silicone chemicals promote adhesion, act as a sealer and provide insulating properties. In personal care and health care products, silicone chemicals add a smooth texture that protects against ultraviolet rays and provide moisturizing and cleansing properties. Silicon metal is an essential component in the production of silicone chemicals, accounting for approximately 20% of the cost of production. For the year ended December 31, 2022 sales to chemical producers represented approximately 66% of silicon metal revenues.

In addition, silicon metal is the primary ingredient in the production of polysilicon, which is most widely used to manufacture solar cells and semiconductors. Producers of polysilicon employ processes to further purify silicon metal and grow ingots from which wafers are cut. These wafers are the base material to produce solar cells, to convert sunlight to electricity. Individual solar cells are soldered together to make solar modules. For the year ended December 31, 2022 sales to polysilicon producers represented approximately 5% of silicon metal revenues.

Silicon-based alloys

Ferrosilicon

Ferroglobe is among the leading global ferrosilicon producers based on production output in recent years. During the year ended December 31, 2022, Ferroglobe sold 147,725 tons of ferrosilicon. For the years ended December 31, 2022, 2021 and 2020, Ferroglobe’s revenues generated by ferrosilicon sales accounted for 21.6%, 19.0% and 15.4%, of Ferroglobe’s total consolidated revenues.

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

Other silicon-based alloys

During the year ended December 31, 2022, Ferroglobe sold 56,630 tons of silicon-based alloys (excluding ferrosilicon). For the years ended December 31, 2022, 2021 and 2020, Ferroglobe’s revenues generated by silicon-based alloys (excluding ferrosilicon) accounted for 7.4%, 9.1% and 11.1% of Ferroglobe’s total consolidated revenues.

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

Silica fume

For the years ended December 31, 2022, 2021 and 2020, Ferroglobe’s revenues generated by silica fume sales accounted for 1.2%, 1.8% and 2.3% respectively, of Ferroglobe’s total consolidated sales.

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

Manganese-based alloys

Ferroglobe is among the leading global manganese-based alloys producers based on production capacity. As of December 31, 2022, Ferroglobe maintained approximately 289,500 tons of annual silicomanganese production capacity and approximately 272,000 tons of annual ferromanganese production capacity across our factories in Spain, Norway and

France. During the year ended December 31, 2022, Ferroglobe sold 295,590 tons of manganese-based alloys. For the years ended December 31, 2022, 2021 and 2020, Ferroglobe’s revenues generated by manganese-based alloys sales accounted for 20.2%, 26.4% and 23.4%,  of Ferroglobe’s total consolidated revenues. Over 90% of global manganese based alloys production is used in steel production, and all steelmakers use manganese and manganese alloys in their production processes.

Silicomanganese is used as deoxidizing agent in the steel manufacturing process. Silicomanganese is also produced in the form of refined silicomanganese, or silicomanganese AF, super-refined silicomanganese, and silicomanganese LC.

Ferromanganese is used as a deoxidizing, desulphurizing and degassing agent in steel to remove nitrogen and other harmful elements that are present in steel in the initial smelting process, and to improve the mechanical properties, hardenability and resistance to abrasion of steel. The three types of ferromanganese produced by Ferroglobe are:

●	high-carbon ferromanganese used to improve the durability of steel;

●	medium-carbon ferromanganese used to manufacture flat and other steel products; and

●	low-carbon ferromanganese used in the production of stainless steel, low-carbon steel, rolled steel plates and pipes utilized by the oil industry.

Raw Materials, Logistics and Power Supply

The primary raw materials used by Ferroglobe are carbon reductants (primarily coal, but also charcoal, metallurgical and petroleum coke, anthracite and wood) as well as minerals (manganese ore and quartz). Other raw materials used include electrodes (consisting of graphite and carbon electrodes and electrode paste), slag and limestone, as well as certain specialty additive metals. Ferroglobe procures coal, manganese ore, quartz, petroleum and metallurgical coke, electrodes and most additive metals centrally under the responsibility of the corporate purchasing department. Some locally sourced raw materials are purchased at a decentralized level (country specific purchasers) under close cooperation with the corporate purchasing department.

Manganese ore

The global supply of manganese ore comprises standard to high-grade manganese ore, with a 35% to 56% manganese content, and low-grade manganese ore, with lower manganese content. Manganese ore production comes mainly from a limited number of countries including South Africa, Australia, China, Gabon, Brazil, Ukraine, India and Ghana. However, the production of high-grade manganese ore is concentrated in Australia, Gabon, South Africa and Brazil.

The vast majority of the manganese ore Ferroglobe purchased in 2022 came from suppliers located in South Africa (58% of total purchases) and Gabon (40% of total purchases). Global manganese ore prices are mainly driven by manganese demand from China and to a lower extent from India. Potential disruption of supply from South Africa, Australia, Brazil or Gabon due to logistical, labor or other reasons may have an impact on the availability and the pricing of manganese ore.

Coal

Coal is the most commonly used carbon reductant in silicon and silicon alloys production. Only washed and screened coal with ash content below 10% alongside other  specific physical properties, can be used in the production of silicon alloys. Colombia and the United States are the leading source for the required type of coal and the vast majority of the silicon alloys industry, including Ferroglobe, is dependent on supply from these two countries.

Approximately 65% of the coal Ferroglobe purchased externally in 2022 was sourced from one source in Colombia while the remaining 35% came from the United States as well as from Kazakhstan and South Africa. Ferroglobe has a long-standing relationship with the operators of coal washing plants who price coal using spot, quarterly, semi-annual or annual contracts, based on market outlook. European coal prices, which are denominated in U.S. Dollars, are mainly based on API 2, the benchmark price reference for coal imported into northwest Europe.

Ferroglobe also owns Alden Resources LLC (“Alden”) in the United States. Alden provides a stable and long-term supply of low ash metallurgical grade coal by fulfilling a substantial portion of the requirements of our North American operations.

See “—Mining Operations” below for further information.

Quartz

Quartz, also known as quartzite, is a key raw material in the production of silicon metal and silicon-based alloys.

Ferroglobe has secured exclusive access to quartz through its quartz mines in Spain, South Africa, the United States and Canada (see “—Mining Operations”). For the year ended December 31, 2022 60.7% of Ferroglobe’s total consumption of quartz was supplied from Ferroglobe’s own sources. To compliment this Ferroglobe purchases its remaining quartz requirements from third-party suppliers through annual contracts. Ferroglobe’s quartz suppliers typically have operations in the same countries where Ferroglobe factories are located, or in close proximity, which minimizes logistical costs and supply chain risks.

Ferroglobe controls quartzite mining operations located in Alabama and a concession to mine quartzite in Saint-Urbain, Québec (operated by a third-party). These mines supply our North American operations with a substantial portion of their quartz requirements.

Other raw materials

Wood is needed for the production of silicon metal and silicon-based alloys. It is used directly in furnaces as woodchips or to produce charcoal, which is the primary source of carbon reductant for Ferroglobe’s plants in South Africa. In South Africa, charcoal is a less expensive substitute for imported coal and provides desirable qualities to the silicon-based alloys it is used to produce. In other countries where Ferroglobe operates, Ferroglobe purchases wood chips locally or logs for on-site wood chipping operations from a variety of suppliers.

In 2022, Ferroglobe’s sources of metallurgical coke were predominantly Poland and Colombia, although certain quantities were sourced from Russia in the first half of the year.

Petroleum coke, electrode related products, slag, limestone and additive metals are important raw materials that Ferroglobe utilizes to manufacture electrometallurgy products. Procurement of these raw materials is either managed centrally or in certain cases, by the local raw materials procurement manager or plant manager with the materials purchased at spot prices or through contracts of up to one year.

In 2022, the sourcing of graphite electrodes came from Europe, India, Ukraine and China through a combination of spot and long-term agreements. Carbon electrodes supplies come from Russia, Poland and China, including from Ferroglobe´s own carbon electrode factory in Ningxia Province in China.

Cost of raw materials

The main raw materials sourced by Ferroglobe are quartz, manganese ore, coal, metallurgical coke, wood and charcoal. Manganese ore is the largest component of the cost base for manganese-based alloys. In 2022, more than 33% of Ferroglobe’s total expenditure on  manganese ore was $187,75 million through an annual commitment, whilst the remaining was purchased on a spot basis. Coal is used as a major carbon reductant in silicon-based alloy production. In 2022, coal represented a $179.5 million expense for Ferroglobe. Metallurgical coke, used for Mn Alloys production, represented a total purchase volume of $72.9 million in 2022.

Wood is an important element for the production of both silicon alloys and charcoal, which is used as a carbon reductant at Ferroglobe’s South African subsidiary Silicon Smelters (Pty.), Ltd. Ferroglobe’s wood expense amounted to 37.8 million 2022.

The FerroAtlántica subsidiaries of Ferroglobe sourced approximately 63% of their quartz needs from FerroAtlántica’s mines in Spain and South Africa, with Globe subsidiaries sourcing approximately 64% of their quartz needs from Globe’s mines in the United States and Canada. Total quartz consumption in 2022 represented an expense of $ 90.4 million.

Logistics

Logistical operations are managed centrally where possible. Sea-freight operations are centralized at corporate level, while rail logistics are centralized at country level. Road transportation is managed at plant level with centralized coordination in countries multiple sites. Contractual commitments in respect of transportation and logistics match, to the extent possible, Ferroglobe’s commitments for raw materials and customer contracts.

Power

In Spain, energy is purchased through a supply contract with trading companies. The final energy price is subject to daily market volatility. In 2022, Spanish power prices initially exceeded the general power price increases seen across Europe, with and prices moving significantly above the five-year average Spain. In June 2022, and in response to the impact of gas prices on electricity tariffs, a compensation mechanism was introduced by the Spanish Government for a duration of one year.  The European Union provided additional support by capping prices in Spain. Due to the persistent high energy prices in Spain, Ferroglobe took the decision to reduce production in the country during the second half of 2022. To achieve the most competitive energy costs, production is adjusted to align with the to the hourly scheme under the tariffs alongside  energy management systems implemented across all plants. All Spanish plants are classified as electro-intensive power consumers giving access to discounts  on certain cost components of the electrical grid. In 2022, the Spanish government applied an 80 % rebate on distribution costs in addition to indirect CO2 compensation which helped to alleviate rate increases. See also “Item 7.—Major Shareholders and Related Party Transactions—Related Party Transactions”.

Ferroglobe has negotiated a supply contract in France based on ARENH (Nuclear electricity at a fixed tariff) and market prices for three years from 2020 until 2022. A similar contract was executed in 2022 covering 2023 until 2025. Regulation enacted in 2015 enables FerroPem SAS and FMF to benefit from reduced transmission tariffs, interruptibility compensation (an agreement whereby the companies agree to interrupt production in response to surges in demand across the French electricity grid), as well as receiving compensation for indirect CO2 costs under the EU Emission Trading System (ETS) regulation. These arrangements allow FerroPem SAS and FMF to operate competitively over a 12-month basis, but also allows our plants to concentrate production during periods when energy prices are lower, as and when required. Ferroglobe’s production of energy in France through its hydro-electric power plants provides some mitigation to its exposure to volatility in energy price.

In the United States, we favour long term electric supply contracts that provide the ability to interrupt load and achieve reasonable rates. Our power supply contracts have, in the past, resulted in stable price structures. In West Virginia, we have a contract with Brookfield Renewable Partners, LP to provide, on average, 45% of our power needs, from a dedicated hydro-electric facility, through December 2025 at a fixed rate. Our needs for non-hydroelectric power in West Virginia and Alabama are primarily sourced through special contracts that provide competitive rates.  In Ohio, electricity is sourced at market-based rates.

In South Africa, we have an “evergreen” supply agreement with Eskom, the local electricity supplier, for our Polokwane, eMalahleni, Newcastle (Siltech) and Thaba Chueu mining facilities. Eskom’s energy prices are regulated by the National Energy Regulator (NERSA) and price changes are publicly announced in advance and implemented on the 1st of April every year. Operational smelters in South Africa were operating on normal tariffs for the year 2022, with eMalahleni participating in a curtailment program. The Polokwane smelter was taken out of Care & Maintenance in November 2022 and a new Electricity Supply Agreement was signed with Eskom. The Newcastle smelter remained in Care & Maintenance for the full year. In eMalahleni, focus remained on ferrosilicon production. Profitability was very good with positive

EBITDA figures for the plant, and as a result, we are evaluating the potential to start exporting ferrosilicon. The eMalahleni plant continued to participate in an interruptibility program where power curtailments are compensated on an hourly basis. This has a positive effect on the overall price paid for electricity. As a result, we look to insure production  during the summer months when power is cheaper. Conversely, we look to reduce our output during the winter months (June, July and August), when power is more expensive.

Independent power production from private power producers increased during 2022 and helped to improve supply within the country, this is expected to continue to grow over the next 2 to4 years and will help alleviate the amount Load Shedding Events undertaken by Eskom. We are currently engaging with  green energy producers to diversify our power supply from  2024. This will be on a power wheeling basis through Eskom’s grid, allowing consumption at any of our plants.

In Norway, we have a long-term contract with Statkraft to provide 75% of our energy needs at a fix price. Ferroglobe Manganese Norway is also benefiting from a reduction of distribution tariff, whilst also receiving compensation for indirect CO2 costs under the EU Emission Trading System (ETS) regulation, allowing FMF to produce very competitively.

The level of power consumption of our submerged electric arc furnaces is highly dependent on which products are being produced and typically fall in the following ranges: (i) manganese based alloys require between 1.5 and 5.5 megawatt hours to produce one ton of product, (ii) silicon based alloys require between 7 and 8 megawatt hours to produce one ton of product and (iii) silicon metal requires approximately 12 megawatt hours to produce one ton of product. As a result, consistent access to low cost, reliable sources of electricity is essential to our business.

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

The following table sets forth summary information on Ferroglobe’s mines as of December 31, 2022.

			Annual	Production	Production	Production	Mining
Mine	Location	Mineral	capacity kt	in 2022 kt	in 2021 kt	in 2020 kt	Recovery
Sonia	Spain (Mañón)	Quartz	150	141	125	89	0,4
Esmeralda	Spain (Val do Dubra)	Quartz	50	22	25	19	0,4
Serrabal.	Spain (Vedra & Boqueixón)	Quartz	330	288	300	184	0,2
Thaba Chueu Mining	South Africa (Delmas)	Quartzite	1,000	553	601	586	0,7
Mahale	South Africa (Limpopo)	Quartz	80	23	24	25	0,5
Roodepoort	South Africa (Limpopo)	Quartz	50	—	—	—	0,5
Fort Klipdam	South Africa (Limpopo)	Quartz	50	43	30	34	0,6
AS&G Meadows Pit	United States (Alabama)	Quartzite	300	115	242	257	0,4
			2,010	1,185	1,346	1,194

Mosely Gap	United States (Kentucky)	Coal (active)	400	379.5	—	—	0,7
Davis Creek	United States (Kentucky)	Coal (inactive)	240	7.2	3	3	0,7
Log Cabin No. 5	United States (Kentucky)	Coal (active)	168	170.2	156	156	0,6
Hubbs Hollow	United States (Kentucky)	Coal (active)	200	84	—	—	0,7
Kimberly	United States (Kentucky)	Coal (inactive)	100	—	—	—	0,6
Bennett's Branch	United States (Kentucky)	Coal (inactive)	100	—	—	—	0,7
Bain Branch No. 3	United States (Kentucky)	Coal (inactive)	60	—	—	—	0,5
Harpes Creek 4A	United States (Kentucky)	Coal (active)	100	32.7	—	—	0,6
			1,368	673.60	159	159

	Proven	Probable
	reserves	reserves	Mining		Btus per		Expiry
Mine	Mt(1)	Mt(1)	Method	Reserve grade	lb.	Life(2)	date(3)
Sonia	1.58	0.8	Open-pit	Metallurgical	N/A	16	2069
Esmeralda	0.03	0.12	Open-pit	Metallurgical	N/A	7	2029
Serrabal.	3.11	1.6	Open-pit	Metallurgical	N/A	16	2038
Thaba Chueu Mining	7.03	19.5	Open-pit	Metallurgical & Glass	N/A	37	2039
Mahale	—	3.0	Open-pit	Metallurgical	N/A	30	2035
Roodepoort	—	0.02	Open-pit	Metallurgical	N/A	2	2028
Fort Klipdam	—	1.0	Open-pit	Metallurgical	N/A	5	2022 (4)
AS&G Meadows Pit	3.00	—	Surface	Metallurgical	N/A	9	2031
	14.75	26.04

Mosely Gap	1.5	—	Surface	Metallurgical	14,000	3	2025
Hubbs Hollow	2.5	—	Surface	Metallurgical	14,000	4	2026
Log Cabin No. 5	0.6	—	Underground	Metallurgical	14,000	2	2024
Buffalo Creek	0.5	—	Surface	Metallurgical	14,000	2	2027
Kimberly	0.5	—	Surface	Metallurgical	14,000	5	2026
Bennett's Branch	1.7	—	Underground	Metallurgical	14,000	15	2036
Bain Branch No. 3	3.6	2.9	Underground	Metallurgical	14,000	25	2042
Harpes Creek 4A	1.2	1.3	Underground	Metallurgical	14,000	10	2032
	12.10	4.20
(1)	The estimated recoverable proven and probable reserves represent the tons of product that can be used internally or sold to metallurgical or glass grade customers. The mining recovery is based on historical yields at each particular site. We estimate our permitted mining life based on the number of years we can sustain average production rates under current circumstances.
(2)	Current estimated mine life in years.
(3)	Expiry date of Ferroglobe’s mining concession.
(4)	The expiry date relates to last approved mining permit relating to an area within Fort Klipdam farm. The application for a new Mining Right has not yet been approved and the last mining permit has been submitted for a 1-year renewal period until end 2022.

Ferroglobe considers its Conchitina and Conchitina Segunda mines as a single mining project legally supported by the formation of Coto Minero, formally approved by the Mining Authority in March 2018. In addition, Ferroglobe currently holds all necessary permits to start production at its  Conchitina mines. Although Ferroglobe has not received formal approval from the Spanish Mining Authority over its 2023 Annual Mining Plan, we are not legally prevented from commencing mining operations in the area based on the fully-authorized 2022 Annual Mining Plan.

Reserves for the Conchitina mine are, accordingly, considered to be probable reserves, and the following table sets forth summary information on the Conchitina and Conchitina Segunda mines:

				Recoverable Reserves
			Mining	Proven	Probable		Mining
Mine	Location	Mineralization	Recovery	MT(1)	MT(1)	Reserve Grade	Method
Conchitina and Conchitina Segunda	Spain (O Vicedo)	Quartz	0.35	—	0.80	Metallurgical	Open-pit
(1)	Estimates of recoverable probable reserves represent the tons of product that can be used internally or which are of metallurgical grade and can be delivered to Ferroglobe’s customers.

Ferroglobe has additional mining rights in Spain (Cristina and Merlán), but none of these mines are currently producing or undergoing mine development activities as the Spanish Mining Authority started cancelling mining rights for Merlán and Cristina in September 2015 and December 2017, respectively. The Spanish Mining Authority concluded the cancellation process for our mining rights for Trasmonte. Ferroglobe does not consider classify its Venezuelan mines as mining assets (La Candelaria, El Manteco and El Merey) as the minerals are fully-depleted and due to the difficulty in obtaining new mining rights at these locations given the current economic and political environment.

Spanish mining concessions

Conchitina

The Conchitina mining concession previously belonged to Cuarzos Industriales S.A.U., which acquired the mining concession in 1979. Ferroglobe acquired this company, along with Conchitina mining concession, in 1996 from the Portuguese cement manufacturer Cimpor. The Conchitina Segunda mining concession was granted to Cuarzos Industriales S.A.U. in 1997 for a 30-year term after the necessary mining research had been conducted and the mining potential of the area had been demonstrated. The Conchitina concession expired in 2009 and Cuarzos Industriales S.A.U. subsequently applied for its renewal, whilst also requesting the competent authority to consolidate the concession with that of Conchitina Segunda. Legal support for the consolidation request was that both mining rights apply over a unique quartz deposit. Approval was formally granted in March 2018. Cuarzos Industriales S.A.U. is the owner of the properties currently mined at Conchitina. The surface area covered by Conchitina concessions is 497 hectares.

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

Cabanetas

The mining right granting process and tax regulations applicable to the Cabanetas limestone quarry differ slightly from those applicable to other Ferroglobe mines in Spain due to Cabanetas  classification as a quarry, as opposed to  a mine. Ferroglobe is currently operating the Cabanetas quarry pursuant to a permit resolution, which authorized the extension of the original mining concession, issued in 2013 by the competent mining authority. The extension is for a period of 30 years and, consequently, the concession will expire in 2043. Limestone extracted from the Cabanetas quarry was intended to be used by the FerroAtlántica del Cinca S.L. Monzón electrometallurgy plant. However, because new metallurgical techniques require low consumption of this product, most of the Cabanetas limestone is generally sold to the civil engineering and construction industries. The production level of the Cabanetas quarry has fallen considerably in recent years, mainly due to difficulties in the local construction industry.

The land on which the mining property is located is owned by Mancomunidad de Propietarios de Fincas Las Sierras and the plot containing the mining property is leased to FerroAtlantica del Cinca S.L. pursuant to a lease agreement entered into in 1950, which was subsequently restated in 2000 and is due to expire in 2020. The lease agreement has been extended to 2050. To retain the lease, FerroAtlantica del Cinca S.L. pays the landlord an annual fee currently equal to €0.15 per ton of limestone quarried out of the mine. The quarry covers a surface area of approximately 180 hectares. The area affected by the planned exploitation during the current extension of the concession area is 6.9 hectares.

For further information regarding Spanish regulations applicable to mining concessions, as well as environmental and other regulations, see “—Laws and regulations applicable to Ferroglobe’s mining operations—Spain.

South African mining rights

Thaba Chueu Mining Delmas Operation

The SamQuarz mining rights were transferred from the original owners, Glass South Africa Holdings (Pty) Ltd and Samancor Limited, to SamQuarz (Pty) Ltd. (“SamQuarz”) in 1997. In 2009, the Minister of Mineral Resources converted the then existing SamQuarz mining rights into new order mining rights due to expire after 30 years in 2039. In 2012, FerroAtlántica acquired control of SamQuarz along with the mining rights. At the end of 2014, SamQuarz mining rights were transferred from SamQuarz to its sole shareholder, Thaba Chueu Mining (Pty) Ltd (“TCM”). During 2017, ownership of the properties currently mined in Delmas were transferred from SamQuarz to TCM. The total surface area covered by TCM Delmas mine is 118.1 hectares. The mine supplies some of its material to Ferroglobe’s eMalahleni smelter, but the majority of its production, mainly Flint Sand, is sold to South African Glass Manufacturing Industry and other local Metallurgical customers.

Mahale

Mahale is state-owned land, lawfully occupied by the Mahale community. Thaba Chueue Mining currently leases the land pursuant to an agreement with the Majeje Traditional Authority and runs mining operations on the area with mining rights owned by Thaba Chueue Mining and licensed to it. The latest mining right license was granted by the Department of Mineral Resources in December 2014 and registered at the mining titles deeds office in early 2016. The license is for a 20-year period and will expire in 2035. The total surface area covered by Mahale mine is 329.7 hectares. The lease agreement between Thaba Chueue Mining and the Majeje Traditional Authority will be in force for the entire duration of the mining right or as long as it is economically viable for the lessee to mine. Under the lease agreement, a monthly rent of ZAR 10 per Ton is paid to the lessor in the form of a Royalty. Mining volumes reduced significantly at the Mahale mine through the stoppage of the Polokwane smelter in July 2019, but activities are continuing at minimum viable production volumes to supply the eMalahleni smelter with low alkaline quartz. Activity at this mine is expected to be restored during 2023 through the restart of the Polokwane smelter in November 2022. Options are also under investigation to target export

High Purity Quartz to the EU in order to act as a counter measure to local mining costs to improve production costs at the smelters going forward.

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

The total surface area covered by Roodepoort mine is 17.6 hectares. The mining area covers the cobble and block areas. The land in which Roodepoort mine is located is owned by Alpha Sand, which also conducts all mining operations as a contractor for Silicon Smelters. An agreement is in place whereby Alpha Sand operates the mine and Silicon Smelters purchases the quartz mined from Alpha Sand based on the quartz requirements of Silicon Smelters and at prices that are reviewed annually on the basis of increases in production costs and diesel fuel. The agreement with Alpha Sand will terminate at the expiry of the mining right or when it is no longer economically viable to mine quartz in the area. Mining activities were suspended in July 2019 when a decision was taken to stop production at the Polokwane smelter and agreement was reached with the authorities to suspend activities legally until such time when the silicon metal market recovers significantly in order to allow the restart of the Polokwane smelter. With the restart of the Polokwane smelter in November 2022, it is expected that operations at this mine could be restored towards the second half of 2023.

Fort Klipdam

The land on which Fort Klipdam is located is owned by Silicon Smelters. The mining rights application filed by Silicon Smelters was rejected. Mining operations have been limited to mining permits that were approved for quartz mining, which includes block mine areas. As substantial block reserves have been established, a new application was launched in 2021 for a mining right and the current mining permit was extended to December 2022. Negotiations are continuing with local mining authorities in order to secure a new mining right during the year 2023, but no mining activities can be performed until this has been granted. An important quantity of block material was mined during Q4 of 2022 in order to secure a minimum of 6-months supply to the Polokwane smelter. This was done in anticipation of the expiry of the current mining permit.

For further information regarding South African regulations applicable to mining concessions, as well as environmental and other regulations, see “—Laws and regulations applicable to Ferroglobe’s mining operations—South Africa.”

French mining rights

Soleyron

FerroPem, SAS, a subsidiary of Ferroglobe, previously owned 12.2 hectares of the overall Soleyron quartz mine area. The Saint-Hippolyte de Montaigu Municipality owns the remaining part. In February 2015, FerroPem, SA, entered into a new lease and royalty agreement with the municipality, which is valid for five years. The effective date of the agreement and the relevant term coincide with the effective date and term of the prefectural authorization renewal, which was granted to FerroPem, SAS in March 2015. With the end of the reachable reserves, operation at the mine was terminated on December 2016 and no extension of the permit was requested. The lease and royalty agreement with the municipality was terminated on December 2016. Rehabilitation of the site was performed during the first quarter of 2022. Validation of the realized rehabilitation by the French administration was obtained in April 2022. The 12.2 hectares of land were sold to the Saint-Hippolyte de Montaigu Municipality in May 2022.

United States and Canadian mining rights

Coal

As of December 31, 2022, we have four active coal mines (two surface mines and two underground mines) located in Knox, and Whitley County, Kentucky. We also have five inactive permitted coal mines available for extraction located in Kentucky and Alabama. All of our coal mines are leased and the remaining term of the leases range from 2 to 40 years. The majority of the coal production is consumed by the Company’s facilities in the production of silicon metal and silicon-based alloys. As of December 31, 2022, we estimate our proven and probable reserves to be approximately 12,100,000 tons with an average permitted life of approximately 34 years at present operating levels. Present operating levels are determined based on a three-year annual average production rate. Reserve estimates were made by our geologists, engineers and third parties based primarily on drilling studies performed. These estimates are reviewed and reassessed from time to time. Reserve estimates are based on various assumptions, and any material changes in these assumptions could have a material impact on the accuracy of our reserve estimates.

We currently have two coal processing facilities in Kentucky, one of which is inactive. The active facility processes approximately 500,000 tons of coal annually, with a capacity of 2,500,000 tons. The average coal processing recovery rate is approximately 65%.

Quartzite

We have an open-pit quartz mining operation in Lowndesboro, Alabama, with accompanying wash facilities. We also have a concession to mine quartzite in Saint-Urbain, Québec (operated by a third party miner). These mines supply our North American operations with a substantial portion of their requirements for quartzite.

Laws and regulations applicable to Ferroglobe’s mining operations

Spain

In Spain, mining concessions have an average term of 30 years and are extendable for additional 30-year terms, up to a maximum of 90 years. In order to extend the concession term, the concessionaire must file an application with the competent public authority. The application, which must be filed three years prior to the expiration of the concession term, must be accompanied by a detailed report demonstrating the continuity of mineral deposits and the technical ability to extract such deposits, as well as reserve estimates, an overall mining plan for the term of the concession and a detailed description of extraction and treatment techniques. The renewal process is straightforward for a mining company that has been mining the concession regularly. The main impediments to renewal are a lack of mining activity and legal conflicts. Every year in January, in order to maintain the validity of the mining concession, we are required to submit an annual mining plan to the competent public authority. This document must detail the work to be developed during the coming year.

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

Environmental requirements applicable to mining operations in South Africa are mostly set out in the MPRDA. Pursuant to the MPRDA, in order to obtain reconnaissance permissions as well as actual mining rights, applicants must have in place an approved environmental management plan, pursuant to which, among other things, all boreholes, excavations and openings sunk or made during the duration of the mining right must be sealed, closed, fenced and made safe by the mining operator. Further environmental requirements apply in connection with health and safety matters, waste management and water usage. The MPRDA further requires mining right applicants to conduct an environmental impact assessment on the area of interest and submit an environmental management program setting forth, among other things, baseline information concerning the affected environment to determine protection, remedial measures and environmental management objectives, and describing the manner in which the applicant intends to modify, remedy, control or stop any action, activity or process which causes pollution or environmental degradation, contain or remedy the cause of pollution or degradation and migration of pollutants and comply with any prescribed waste standard or management standards or practices. In addition, applicants must provide sufficient insurance, bank guarantees, trust funds or cash to ensure the availability of sufficient funds to undertake the agreed work programs and for the rehabilitation, management and remediation of any negative environmental impact on the interested areas. Holders of a mining right must conduct continuous monitoring of the environmental management plan, conduct performance assessments of the plan and compile and submit a performance assessment report to the competent authority, the frequency of which must be as approved in the environmental management program, or every two years or as otherwise agreed by the authority in writing. Mine closure costs are evaluated and reported on an annual basis, but are typically only incurred at mine closure, but guarantees are increased based on the extent of completed mining activity.

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

Customers and Markets

The following table details the breakdown of Ferroglobe’s revenues by geographic end market for the years ended December 31, 2022, 2021 and 2020.

	Year ended December 31,
($ thousands)	2022	2021	2020
United States of America	966,161	515,095	404,633
Europe
Spain	282,387	251,528	133,370
Germany	442,331	292,774	191,107
France	148,741	130,811	79,491
Italy	111,887	76,721	42,067
Other EU Countries	162,374	176,046	88,443
Total revenues in Europe	1,147,720	927,880	534,478
Rest of the World	484,035	335,933	205,323
Total	2,597,916	1,778,908	1,144,434

Customer base

We have a diversified customer base across our key product categories. Over our business tenure, we have built long-lasting relationships with our customers based on the breadth and quality of our product offerings, as well as our ability to frequently offer lower-cost and more reliable supply options than our competitors who do not have production facilities located near the customers’ facilities or production capabilities to meet specific customer requirements. We sell our products to customers in over 30 countries across six continents, though our largest customer concentration is in the United States and Europe. The average length of our relationships with our top 30 customers exceeds ten years and, in some cases, such relationships go back as far as 30 years.

For the year ended December 31, 2022, Ferroglobe’s ten largest customers accounted for approximately 50.9% of Ferroglobe’s consolidated sales. During the year ending December 31, 2021, Ferroglobe’s ten largest customers accounted for approximately 48.1% of Ferroglobe’s consolidated sales.

Customer contracts

Our contracting strategy seeks to lock in significant revenue while remaining flexible to benefit from any movement in market pricing and operating efficiencies. Our silicon metal, manganese-based ferroalloys and silicon-based ferroalloys are typically sold under annual and quarterly contracts. Historically, we have targeted to contract approximately 50-65% of our silicon metal, manganese-based ferroalloys production and silicon-based ferroalloy production in the fourth quarter for the following calendar year. In 2022, the majority of our contracts were indexed, to market related benchmarks.

The remaining balance of our silicon metal, manganese-based ferroalloys and our silicon-based ferroalloy production are sold under quarterly contracts or on a spot basis. By selling on a spot basis, we are able to take advantage of premiums for prompt delivery. We believe that our diversified contract portfolio allows us to lock in a significant amount of revenues while also allowing us to remain flexible and benefit from unexpected price and demand upticks. Given current spot price and current market dynamics, we are looking to enter into contracts for 2023 with shorter terms as we anticipate the market price to improve, in particular over the second half of the year.

Sales and Marketing Activities

Ferroglobe generally sells the majority of its silicon products under annual or longer-term contracts for silicone producers, and mainly between one month to three months for aluminum producing customers. All contracts generally include a volume framework and price formula based on the spot market price and other elements, including expected production costs and premiums. Ferroglobe also makes spot sales to customers with whom it does not have a contract as well as through quarterly agreements at prices that generally reflect market spot prices. In addition, Ferroglobe sells certain high-quality products at prices that are not directly correlated with the market prices for the metals or alloys from which they are composed.

With the exception of the manganese-based business, the vast majority of Ferroglobe’s products are sold in Europe and United states directly by its own sales force located in Spain, France, the United States and Germany whereas sales in other regions are done via agents in general. For the manganese-based business, Glencore and Ferroglobe operates under exclusive agency agreements for the marketing of Ferroglobe's manganese alloys products worldwide, and for the procurement of manganese ores to supply Ferrogloble’s plants.

Competition

The most significant competitive factor in the silicon metal, manganese and silicon-based alloys and specialty metals markets is price. Other factors include consistency of the chemical and physical specifications over time and reliability of supply.

The silicon metal, manganese- and silicon-based alloys and specialty metals markets are highly competitive, global markets, in which suppliers are able to reach customers across different geographies, and in which local presence is generally a minor advantage. In the silicon metal market, Ferroglobe’s primary competitors include Chinese producers, which have production capacity that exceeds total worldwide demand. Aside from Chinese producers, Ferroglobe’s competitors include Elkem, a Norwegian manufacturer of silicon metal, ferrosilicon, foundry products, silica fumes, carbon products and energy, Dow Inc., an American company specializing, in silicone and silicon-based technology, Rima, a Brazilian silicon metal and ferrosilicon producer, Liasa and Minas Ligas, Brazilian producers of silicon, Wacker, a German chemical business which manufactures silicon in Norway, Simcoa, in Australia which belongs to the Japanese chemical company Shin-Etsu, a consumer of silicon, as well as several other smaller producers in Bosnia Herzegovina, Iceland, Germany, Malaysia, Russia and Thailand.

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

Ferroglobe strives to be a highly efficient, low-cost producer, offering competitive pricing and engaging in manufacturing processes that capture most of its production of by-products for reuse or resale. Additionally, through the vertical integration of its quartz mines in Spain, the United States, Canada and South Africa and its metallurgical coal mines in the United States, Ferroglobe has ensured access to some of the highest quality raw materials that are essential in silicon metal, manganese- and silicon-based alloys and specialty metals production processes and has been able to gain a competitive advantage over some of its competitors by it has reducing the contribution of these raw materials and associated due to its cost.

Research and Development (R&D)

Ferroglobe focuses on developing new products, production processes and continuous improvement to create further value for our stakeholders and to follow global megatrends, including the green energy transition.  Ferroglobe has dedicated teams for R&D and continuous improvement, but it also has cooperation agreements in place with various universities and research institutes in Spain, France and other countries around the world. Set forth below is a description of Ferroglobe’s significant ongoing research and development projects.

ELSA electrode

Ferroglobe has developed a patented technology for electrodes used in silicon metal furnaces, which it has been able to sell to several major silicon producers globally. This technology, known as the ELSA electrode, improves the energy efficiency in the production process of silicon metal and eliminates contamination with iron. Ferroglobe has granted these producers the right to use the ELSA electrode against payment to Ferroglobe of royalties. Continuous improvements are made in an effort to maintain ELSA’s  status as cutting edge.

Solar grade silicon

Ferroglobe has sought to produce solar grade silicon metal with a purity above 99.9999% through a new, potentially cost-effective, electrometallurgical process. The traditional chemical process tends to be costly and involves high energy consumption and potentially environmentally hazardous processes. The new technology, entirely developed by Ferroglobe  aims to reduce the costs, energy consumption and carbon footprint associated with the production of solar grade silicon.

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

Silicon for Advanced technologies– Li-ion batteries

Ferroglobe has launched the Silicon for Advanced Technologies project, which aims at producing silicon-based, tailor made products for high end applications. Among the various targeted applications, the most attractive market is the anodic materials for Li-ion batteries. In this specific field, Ferroglobe has developed several partnerships and technical collaborations to develop high purity silicon powder raw material for Si/C composites and SiOx.  In a more innovative approach, we are also working on special high purity micrometric silicon for pure silicon anodes.

In this project we leveraged the purification technologies developed for the Solar Grade silicon project and which are patented.   These technologies are industrial, cost effective and with low carbon footprint, and places Ferroglobe at the forefront of this this new market.

We currently have the first demonstration milling unit in our Innovation Centre in Sabón (Spain) and we have several industrial purification units in Montricher (France) and Puertollano (Spain).

High Purity Manganese Sulphate – Battery grade

This is a new addition to our portfolio of projects, based on the R&D work done some years ago to develop Electrolytic Manganese, Ferroglobe aims to produce high purity Manganese Sulphate from off-specification materials in Mn alloy production.  Manganese is the next cathodic material due to its abundance, lower cost in comparison to Co and Ni, possibility of higher voltages and higher energy density.

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

Under these laws, regulations and permits, Ferroglobe could also be held liable for any consequences arising out of an industrial incident, human exposure to hazardous substances or environmental damage that relates to Ferroglobe’s current or former operations or properties. Environmental, health and safety laws are likely to become more stringent in the future. Ferroglobe purchases insurance to cover these potential liabilities, but the costs of complying with current and future environmental, health and safety laws, and its liabilities arising from past or future releases of, or exposure to, hazardous substances, may exceed insured, budgeted or reserved amounts and adversely affect Ferroglobe’s business, results of operations and financial condition. Several corporate standards and procedures are being deployed to ensure a proactive approach in the compliance management.

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

There are a variety of laws and regulations in place or being considered at the international, national, regional, provincial and local levels of government that restrict or are reasonably likely to result in limitations on, or additional costs related to, emissions of carbon dioxide and other greenhouse gases. These legislative and regulatory developments may cause Ferroglobe to incur material costs to reduce the greenhouse gas emissions from its operations (through additional environmental control equipment or retiring and replacing existing equipment) or to obtain emission allowance or credits, or result in the incurrence of material taxes, fees or other governmental impositions on account of such emissions. In addition, such developments may have indirect impacts on Ferroglobe’s operations, which could be material. For example, they may impose significant additional costs or limitations on electricity generators, which could result in a material increase in energy costs. Restrictions in water usage are also expected in the near future. Open cooling systems will be less tolerated by the regulators.

For a summary of regulatory matters applicable to Ferroglobe’s mining operations, see “—Laws and regulations applicable to Ferroglobe’s mining operations.”

Energy and electricity generation

Ferroglobe operates hydro-electric plants in France under a concession system, which are subject to energy, environmental, health and safety laws and regulations, including those governing the generation of electricity and the use of water and river basins. These laws and regulations require Ferroglobe to obtain from the French State a Prefectural decree granting the operation to Ferroglobe according to the specifications of the concession.

Trade

Ferroglobe benefits from antidumping and countervailing duty orders and laws that protect its products by imposing special duties on unfairly traded imports from certain countries. These orders may be subject to revision, revocation or rescission as a result of periodic and five-year reviews.

In the United States, antidumping or countervailing duty orders are in effect covering silicon metal imports from China, Russia, Bosnia and Herzegovina, Iceland, Kazakhstan, and Malaysia.

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

In June 2020, the Russia antidumping duty order was renewed for another five years after Commerce and the ITC determined that revocation of the order would lead to continued or recurrent dumping and injury to the U.S. industry.  Similarly, in June 2018, the China antidumping duty order was renewed for another five years after the ITC and Commerce determined that revocation of the order on Chinese silicon metal imports would lead to continued or recurrent dumping and injury to the U.S. industry.

Currently, an appeal of the 2021 Kazakhstan determination is pending before the United States Court of Appeals for the Federal Circuit.  Additionally, periodic reviews are underway concerning imports from Kazakhstan and from Malaysia.

In Canada, antidumping and countervailing duties covering silicon metal imports from China are in effect. A five-year expiry review of the Canadian antidumping/countervailing duty order covering silicon metal imports from China will begin in the first half of 2024.

In the European Union, antidumping duties are in place covering silicon metal and calcium silicon imports from China, and ferrosilicon imports from China and Russia. In June 2020, the European Commission renewed the antidumping orders on ferrosilicon from China and Russia for five years.  In August 2022, following an expiry review the European Commission extended the antidumping duties on silicon metal imports from China for another five-year period.  On March 23, 2022, the European Commission imposed definitive antidumping duties on calcium silicon imports from China for a 5-year period.

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

C.    Organizational structure.

The organizational structure remains as follows as of December 31, 2022:

For a list of subsidiaries and ownership structure see Note 2 in the Consolidated Financial Statements.

D.    Property, Plant and Equipment.

See “Item 4.B.—Information on the Company—Business Overview.”

ITEM 4A.     UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    Operating Results

Introduction

The following “management’s discussion and analysis” should be read in conjunction with the Consolidated Financial Statements of Ferroglobe as of  December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, which are included in this annual report. This discussion includes forward-looking statements, which, although based on assumptions that Ferroglobe considers reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those expressed or implied by the forward-looking statements. See “Cautionary Statements Regarding Forward-Looking Statements.” For a discussion of risks and uncertainties facing Ferroglobe, see “Item 3.D.—Key Information—Risk Factors.”

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

During 2022, demand across our segments was positively impacted due to the re-filling of value chains to pre-COVID levels and a recovery in the market demand across our core need markets.  Furthermore, disruptions along the global chain, coupled with changes in supply channels, due to the Russia/Ukraine crisis impacted global supply for our products.  Collectively these factors resulted in peak demand and pricing in mid-2022, which quickly normalized in the second half of the year as demand concerns from end-use markets crept in.

Silicon metal pricing rallied until late second quarter, due to premiums placed on supply security into key sectors, like chemicals, along with increased demand in the aluminum and other commodity sectors. This normalized in the second half of the year, with US pricing lagging in the rate of correction versus Europe.

Historically, manganese-based alloy prices have shown a significant correlation with the price of manganese ore, but from 2018 up to middle 2020, the correlation was disrupted, causing a margin squeeze for Ferroglobe as a non-integrated producer. Since 2020, alloy pricing spreads over ore have recovered. In 2022, further improvements in the spread of ore continued to increase due to the recovery in steel demand and interruptions cause by the onset of the Russia/Ukraine crisis, but then normalizing in the fourth quarter. We anticipate these dynamics in the second half of 2022, driven by stable demand in the European steel sector and the supply availability of manganese ore.

Our ferrosilicon business pricing improved year over year from the historical lows of 2020. We expect these dynamics to sustain in 2023, supported by demand from the steel industry, stimulated by the construction and automotive sectors.

Cost of raw materials

The main raw materials sourced by Ferroglobe are quartz, manganese ore, coal, metallurgical coke, wood and charcoal. Manganese ore is the largest component of the cost base for manganese-based alloys. In 2022, more than 33% of Ferroglobe’s total  $187.75 million expense with respect to manganese ore fell under an annual commitment, whilst the remaining was purchased on spot basis. Special coal is used as a major carbon reductant in silicon-based alloy production. In 2022, coal represented a $179.5 million expense for Ferroglobe. Metallurgical coke, used for Mn Alloys production, represented a total purchase volume of $72.9 million in 2022. Wood is both an important element for the production of silicon alloys and used to produce charcoal, which is used as a carbon reductant at Ferroglobe’s South African subsidiary Silicon Smelters (Pty.), Ltd. Ferroglobe’s wood expense amounted to 37.8 million 2022. In 2022, the FerroAtlántica subsidiaries of Ferroglobe sourced, approximately 63% of their quartz needs from FerroAtlántica’s mines in Spain and South Africa, and Globe subsidiaries sourced approximately 64% of their quartz needs from Globe’s mines in the United States and Canada. Total quartz consumption in 2022 from both external purchases and own mines represented an expense of $ 90.4 million.

Power

Power constitutes one of the single largest expenses for most of Ferroglobe’s products. Ferroglobe focuses on minimizing energy prices and unit consumption throughout its operations by concentrating its silicon and manganese-based alloy production during periods when energy prices are lower. In 2022, Ferroglobe’s total power consumption was 6,431 gigawatt-hours, with power contracts that vary across its operations.

Energy availability was heavily challenged in all geographies due to the war in Ukraine. Power supply was heavily challenged with an evolution of the consumption matrix in European countries and particularly changes in the sources of gas supplies. Other factors, such as climate change impact, nuclear power generation decline for maintenance in France and South Africa, coal-plants performance in South Africa also reduced power availability, pushing prices higher.

In Europe, power prices climbed to unprecedented levels during the summer of 2022 forcing production adjustments in some of our plants.

In the United States, fuel price increase impacted some of our plants and translated in to prices which were higher than expected.

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

Regulatory changes

See “Item 4.B.—Business Overview—Regulatory Matters.”

Results of Operations — Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

	Year ended December 31,
($ thousands)	2022	2021
Sales	2,597,916	1,778,908
Raw materials and energy consumption for production	(1,285,086)	(1,184,896)
Other operating income	147,356	110,085
Staff costs	(314,810)	(280,917)
Other operating expense	(346,252)	(296,809)
Depreciation and amortization charges, operating allowances and write-downs	(81,559)	(97,328)
Impairment (loss) gain	(56,999)	137
Net gain due to changes in the value of assets	349	758
(Loss) gain on disposal of non-current assets	(459)	1,386
Other gain	91	62
Operating profit	660,547	31,386
Finance income	2,274	253
Finance costs	(61,015)	(149,189)
Financial derivative gain	—	—
Exchange differences	(9,995)	(2,386)
(Loss) Profit before tax	591,811	(119,936)
Income tax (expense) benefit	(147,983)	4,562
(Loss) Profit for the year from continuing operations	443,828	(115,374)
(Loss) for the year from discontinued operations	—	—
(Loss) Profit for the year	443,828	(115,374)
Loss attributable to non-controlling interests	(2,952)	(4,750)
(Loss) Profit attributable to the Parent	440,314	(110,624)

Sales

Sales increased $819,008 thousand, or 46.0%, from $1,778,908 thousand for the year ended December 31, 2021 to $2,597,916 thousand for the year ended December 31, 2022. The increase in sales revenue is primarily attributed to the increase in average realized price across all our products portfolio despite a drop in tonnes sold.

Sales revenue increased across all major products in 2022. Silicon metal sales revenue increased 75% and average selling prices of silicon metal increased by 112.3% to $5,332/MT in 2022, and  $2,511/MT in 2021.  Total shipments of silicon metal decreased in 17.6% due to weak demand in chemicals and aluminum in Europe.

Silicon-Based Alloys sales revenue increased 50.9% and average selling prices increased by 79.5% to $3,694/MT in 2022, and $2,058/MT in 2021. Total shipments decreased in 15.9% driven by weak demand from steel manufacturers.

Manganese-Based Alloys sales revenue increased 12% and average selling prices increased by 19.2% to $1,778/MT in 2022, compared to $1,492/MT in 2021. Total shipments decreased by 6% due to production adjustments in Spain as a result of high energy prices, and low-cost imports higher pressure from Asia.

Raw materials and energy consumption for production

Raw materials and energy consumption for production increased $100,190 thousand, or 8.5%, from $1,184,896 thousand for the year ended December 31, 2021 to $1,285,086 thousand for the year ended December 31, 2022, primarily due to higher energy costs, higher raw material costs and lower fixed cost absorption as a result of  lower production in France from July 2022. During 2022, raw materials and energy consumption for production as a percentage of sales was 49%, compared to 67% in 2021. The increase was driven by operating leverage as a result of higher pricing.

Other operating income

Other operating income increased $37,271 thousand, or 33.9%, from $110,085 thousand for the year ended December 31, 2021 to $147,356 thousand for the year ended December 31, 2022, mainly due to the energy compensation received in December from our French energy provider EDF.

Staff costs

Staff costs increased $33,893 thousand, or 12.1%, from $280,917 thousand for the year ended December 31, 2021 to $314,810 thousand for the year ended December 31, 2022. This increase is primarily due to restart of our facility in Selma, Alabama at the beginning of 2022. This resulted in higher variable remuneration driven by the improved results in 2022 and the recording of the“participation salarie” in FerroPem,S.A.S. This increase was partially offset by our reduced production in Spain as a result of high energy prices.

Other operating expense

Other operating expense increased $49,443 thousand, or 16.7%, from $296,809 thousand for the year ended December 31, 2021 to $346,252 thousand for the year ended December 31, 2022, driven by an increase in distribution costs.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs decreased $15,769 thousand or 16.2%, from $97,328 thousand for the year ended December 31, 2021 to $81,559 thousand for the year ended December 31, 2022. The decrease in depreciation is driven by a number of assets being fully depreciated and the effect of the  EUR/USD exchange rate.

Impairment (loss) gain

Impairment losses increased $57,136 thousand, from a profit of $137 thousand for the year ended December 31, 2021 to a loss of $56,999 thousand for the year ended December 31, 2022.

During year ended December 31, 2022 the Company recognized an impairment of $56,999 thousand in relation to; our an impairment of $5,994 thousand relating to our Château Feuillet facility in France, an impairment of $11,559 thousand relating to our Boo facility in Spain, an impairment of $5,915 thousand relating to our Cinca facility in Spain, an impairment of $20,034 thousand relating to our Cee facility in Spain, an impairment of $15,749 thousand relating to our Mo I Rana facility in Norway, impairment amounting to $5,514 thousand relating to our asset in Puertollano, Spain, an impairment reversal of $2,750 thousand relating to our mining business in  South Africa alongside, an impairment reversal of $5,017 thousand relating to our Polokwane facility also located in South Africa.

In 2021, the Company recorded a reversal of the impairment recorded at the Polokwane facility, amounting to $2,681 thousand, an additional impairment at the Château Feuillet facility, amounting to $441 thousand, and an impairment in relation to our quartz mine in Mauritania amounting to $1,726 thousand.

Net loss (gain) due to changes in the value of assets

In 2022, the Company had a net gain of $349 thousand in the value of assets attributable to a higher valuation of shares in Pampa Energy in Argentina. This compares to a net gain of $758 thousand in 2021.

Loss (gain) on disposal of non-current assets

The loss on the disposal of non-current assets of $459 thousand for the year ended December 31, 2022 is mainly due to a  loss of assets in the United States. The gain on disposal of non-current assets of $1,386 thousand for the year ended December 31, 2021 relates to the sale of the former Niagara plant and certain assets in France.

Finance income

Finance income increased $2,021 thousand, or 798.8%, from $253 thousand for the year ended December 31, 2021 to $2,274 thousand for the year ended December 31, 2022. The increase is driven by the interest received on the repurchased notes.

Finance costs

Finance costs decreased $88,174 thousand, or 59.1%, from $149,189 thousand for the year ended December 31, 2021 to $61.015 thousand for the year ended December 31, 2022. The decrease is primarily due to the an accounting charge related to the Senior Notes refinancing, amounting to $90.8 million in 2021.

Exchange differences

Exchange differences increased $7,609 thousand, or 318.9% from $2,386 thousand for the year ended December 31, 2021 to $9,995 thousand for the year ended December 31, 2022, primarily due to the EURO/U.S. Dollar exchange rate.

Income tax (expense) benefit

Income tax expense increased $152,545 thousand, from an income tax benefit of  $4,562 thousand for the year ended December 31, 2021 to an income tax expense of $147,983 thousand for the year ended December 31, 2022. The variance is primarily due to income tax recorded in 2022, in the United States totaling $55,580 thousand, in France $46,148 thousand and in Canada $50,871 thousand.

Segment operations

In 2022, the company revised its operating segments to reflect the way its chief operating decision maker (“CODM”) is currently managing and viewing the business.

Operating segments are based upon the Company’s management reporting structure. As such, we report our results in accordance with the following segments since 2022:

●	North America – Silicon Metals
●	North America – Silicon Alloys
●	Europe – Manganese
●	Europe – Silicon Metals
●	Europe – Silicon Alloys

●	South Africa – Silicon Metals
●	South Africa – Silicon Alloys
●	Other segments

North America – Silicon Metals

	Year ended December 31,
($ thousands)	2022	2021
Sales	671,290	370,109
Raw materials and energy consumption for production	(305,545)	(265,653)
Other operating income	6,464	5,089
Staff costs	(61,378)	(51,163)
Other operating expense	(33,708)	(22,222)
Depreciation and amortization charges, operating allowances and write-downs	(33,708)	(40,489)
(Loss) on disposal of non-current assets	(522)	(347)
Operating (loss) profit	242,893	(4,676)

Sales

Sales increased $301,181 thousand, or 81.4%, from $370,109 thousand for the year ended December 31, 2021 to $671,290 thousand for the year ended December 31, 2022. The increase is primarily due to an increase in the average realized  selling price, resulting from a combination of higher market prices, and a different product and customer mix. In addition, 2022 saw the restart of our facility in Selma, Alabama.

Raw materials and energy consumption for production

Raw materials and energy consumption increased $39,892 thousand, or 15.0%, from $265,653 thousand for the year ended December 31, 2021 to $305,545 thousand for the year ended December 31, 2022. The increase in our raw materials and energy consumption for production is due to higher raw material costs.

Other operating income

Other operating income increased $1,375 thousand, or 27.0%, from $5,089 thousand for the year ended December 31, 2021 to $6,464 thousand for the year ended December 31, 2022, primarily due to a gain from the free CO2 emission rights regulatory period settlement in Canada and an increase in scrap sales.

Staff costs

Staff costs increased $10,215 thousand, or 20.0%, from $51,163 thousand for the year ended December 31, 2021 to $61,378 thousand for the year ended December 31, 2022. The increase is primarly due to the start-up of Selma in December 2021, as well as higher medical insurance expenses following an increase in claims during 2022.

Other operating expense

Other operating expense increased $11,486 thousand, or 51.7%, from $22,222 thousand for the year ended December 31, 2021 to $33,708 thousand for the year ended December 31, 2022 primarily due to inflationary pressure on prices and the restart of our facility in Selma, Alabama.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs decreased $6,781 thousand, or 16.7%, from $40,489 thousand for the year ended December 31, 2021 to $33,708 thousand for the year ended December 31, 2022, primarily due to assets becoming fully depreciated at the beginning of 2022, combined with the termination of the purchase price allocation recorded in WVA, Manufacturing, LLC during 2022.

Loss on disposal of non-current assets

The loss on disposal of non-current assets relates primarily to the disposal of fixed assets at our facility in Selma, Alabama

North America – Silicon Alloys

	Year ended December 31,
($ thousands)	2022	2021
Sales	339,414	154,699
Raw materials and energy consumption for production	(68,490)	(57,663)
Other operating income	122	296
Staff costs	(41,923)	(31,300)
Other operating expense	(37,859)	(20,848)
Depreciation and amortization charges, operating allowances and write-downs	(15,135)	(15,281)
(Loss) gain on disposal of non-current assets	(126)	741
Operating profit	176,003	30,644

Sales

Sales increased $184,715 thousand, or 119.4%, from $154,699 thousand for the year ended December 31, 2021 to $339,414 thousand for the year ended December 31, 2022. The increase in sales is attributed to an increase in the average realized selling price, resulting from a combination of higher market prices, and a different product and customer mix.

Raw materials and energy consumption for production

Raw materials and energy consumption increased $10,827 thousand, or 18.8%, from $57,663 thousand for the year ended December 31, 2021 to $68,490 thousand for the year ended December 31, 2022. The increase in our raw materials and energy consumption for production is due to higher raw material prices.

Other operating income

Other operating income decreased $174 thousand, or 58.8%, from $296 thousand for the year ended December 31, 2021 to $122 thousand for the year ended December 31, 2022. This income relates primarily to the sale of scrap.

Staff costs

Staff costs increased $10,623 thousand, or 33.9%, from $31,300 thousand for the year ended December 31, 2021 to $41,923 thousand for the year ended December 31, 2022. The increase is primarily due to higher variable remuneration driven by our improved results in 2022.

Other operating expense

Other operating expense increased $17,011 thousand, or 81.6%, from $20,848 thousand for the year ended December 31, 2021 to $37,859 thousand for the year ended December 31, 2022. The increase is primarily due to management fee charges that are eliminated during the consolidation process.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs decreased $146 thousand, or 1.0%, from $15,281 thousand for the year ended December 31, 2021 to $15,135 thousand for the year ended December 31, 2022, primarily due to the disposal of certain assets at our facility in Bridgeport, Alabama during 2022.

(Loss) gain on disposal of non-current assets

The loss on disposal of non-current assets relates mainly to the disposal of fixed assets at our facility in Bridgeport, Alabama.

Europe - Manganese

	Year ended December 31,
($ thousands)	2022	2021
Sales	701,140	476,287
Raw materials and energy consumption for production	(541,034)	(326,257)
Other operating income	42,882	34,142
Staff costs	(28,996)	(33,696)
Other operating expense	(111,741)	(105,290)
Depreciation and amortization charges, operating allowances and write-downs	(13,005)	(18,634)
Impairment (loss)	(33,222)	(376)
(Loss) on disposal of non-current assets	(189)	—
Other gain	11	—
Operating profit	15,846	26,176

Sales

Sales increased $224,853 thousand or 47.2%, from $476,287 thousand for the year ended December 31, 2021 to $701,140 thousand for the year ended December 31, 2022, primarily due to an increase in average selling prices of 19.2%, partially offset by a decrease in overall shipments of 6%.

Raw materials and energy consumption for production

Raw materials and energy consumption increased $214,777 thousand, or 65.8%, from $326,257 thousand for the year ended December 31, 2021 to $541,034 thousand for the year ended December 31, 2022. The increase is primarily driven by higher raw material and energy consumption in addition to higher raw material prices.

Other operating income

Other operating income increased $8,740 thousand, or 25.6%, from $34,142 thousand for the year ended December 31, 2021 to $42,882 thousand for the year ended December 31, 2022, primarily driven by energy compensation received in France.

Staff costs

Staff costs decreased $4,700 thousand or 13.9%, from $33,696 thousand for the year ended December 31, 2021 to $28,996 thousand for the year ended December 31, 2022. This decrease is mainly due to the recognition of restructuring costs during Spain in 2021 in respect of our facility in Monzón.

Other operating expense

Other operating expense increased $6,451 thousand, or 6.1%, from $105,290 thousand for the year ended December 31, 2021 to $111,741 thousand for the year ended December 31, 2022, primarily driven by a decrease in distribution costs linked to lower volumes in 2022 compared to 2021.

Depreciation and amortization charges, operating allowances and write downs

Depreciation and amortization charges, operating provisions and write-downs decreased $5,629 thousand, or 30.2%, from $18,634 thousand for the year ended 31 December 2021 to $13,005 thousand for the year ended 31 December 2022, primarily due to an increase in the number of assets fully depreciated in Spain.

Impairment (loss)

Impairment losses increased by $32,846 thousand, from a loss of $376 thousand for the year ended 31 December 2021 to a loss of $33,222 thousand for the year ended 31 2022. During 2022, the Company recorded impairments our facilities in Boo (Spain), Monzón (Spain), and Mo I Rana (Norway) of $11,559 thousand and $5,915 thousand of $15,749 thousand respectively.

Europe – Silicon Metals

	Year ended December 31,
($ thousands)	2022	2021
Sales	536,753	437,533
Raw materials and energy consumption for production	(241,936)	(303,811)
Other operating income	76,255	48,828
Staff costs	(81,175)	(77,608)
Other operating expense	(99,513)	(105,712)
Depreciation and amortization charges, operating allowances and write-downs	(4,605)	(7,330)
Impairment (loss) gain	—	14
Gain on disposal of non-current assets	230	733
Operating (loss) profit	186,009	(7,353)

Sales

Sales increased $99,220 thousand or 22.7%, from $437,533 thousand for the year ended December 31, 2021 to $536,753 thousand for the year ended December 31, 2022, primarily due to an increase in the average selling price, which was partially offset by lower product volumes during the year.

Raw materials and energy consumption for production

Raw materials and energy consumption decreased $61,875 thousand, or 20.4%, from $303,811 thousand for the year ended December 31, 2021 to $241,936 thousand for the year ended December 31, 2022. Raw materials and energy consumption decreased driven by lower product volumes during the year.

Other operating income

Other operating income increased $27,427 thousand, or 56.2%, from $48,828 thousand for the year ended December 31, 2021 to $76,255 thousand for the year ended December 31, 2022, due primarily to energy compensation received in France.

Staff costs

Staff costs increased $3,567 thousand or 4.6%, from $77,608 thousand for the year ended December 31, 2021 to $81,175 thousand for the year ended December 31, 2022. The increase is primarily due to a higher variable remuneration driven by our improved results during 2022.

Other operating expense

Other operating expense decreased $6,199 thousand, or 5,9%, from $105,712 thousand for the year ended December 31, 2021 to $99,513 thousand for the year ended December 31, 2022, primarily driven by a decrease in distribution costs due to lower product volumes in 2022 compared to 2021.

Depreciation and amortization charges, operating allowances and write downs

Depreciation and amortization charges, operating provisions and write-downs decreased $2,725 thousand, or 37.2%, from $7,330 thousand for the year ended December 31, 2021 to $4,605 thousand for the year ended December 31, 2022, primarily due to the increase in the number of French assets fully depreciated.

Gain on disposal of non-current assets

Gain (loss) on disposal of non-current assets decreased $503 thousand, or 68.6%, from a gain of $733 thousand for the year ended December 31, 2021 to $230 thousand for the year ended December 31, 2022, driven by the disposal of buildings and other assets in France during 2021 and 2022.

Europe – Silicon Alloys

	Year ended December 31,
($ thousands)	2022	2021
Sales	259,419	227,804
Raw materials and energy consumption for production	(139,687)	(170,073)
Other operating income	23,622	16,924
Staff costs	(50,467)	(42,679)
Other operating expense	(33,265)	(23,043)
Depreciation and amortization charges, operating allowances and write-downs	(8,086)	(9,522)
Impairment (loss)	(26,028)	(455)
Gain on disposal of non-current assets	82	296
Other (loss)		—
Operating (loss) profit	25,590	(748)

Sales

Sales increased $31,615 thousand or 13.9%, from $227,804 thousand for the year ended December 31, 2021 to $259,419 thousand for the year ended December 31, 2022, primarily due to an increase in both domestic sales and average selling prices, partially offset by lower product volumes.

Raw Materials and energy consumption for production

Raw Materials and energy consumption decreased $30,386 thousand, or 17.9%, from $170,073 thousand for the year ended December 31, 2021 to $139,687 thousand for the year ended December 31, 2022. Raw materials and energy consumption for production decreased due to lower volumes in 2022.

Other operating income

Other operating income increased $6,698 thousand, or 39.6%, from $16,924 thousand for the year ended December 31, 2021 to $23,622 thousand for the year ended December 31, 2022, primarily due to energy compensation received in France.

Staff costs

Staff costs increased $7,788 thousand or 18.2%, from $42,679 thousand for the year ended December 31, 2021 to $50,467 thousand for the year ended December 31, 2022. The increase is due to higher variable remuneration driven by the improved results in 2022.

Other operating expense

Other operating expense increased $10,222 thousand, or 44.4%, from $23,043 thousand for the year ended December 31, 2021 to $33,265 thousand for the year ended December 31, 2022, primarily attributable to the increase in distribution cost and management fees.

Depreciation and amortization charges, operating allowances and write downs

Depreciation and amortization charges, operating provisions and write-downs decreased $1,436 thousand, or 15.1%, from $9,522 thousand for the year ended December 31, 2021 to $8,086 thousand for the year ended December 31, 2022.

Impairment (loss)

Impairment loss increased by $25,573 thousand, from a loss of  $455 thousand for the year ended December 31, 2021 to a loss of $26,028 thousand for the year ended December 31, 2022. During the year ended December 31, 2022, the Company recognized an impairment of $5,994 thousand at the Château Feuillet facility in France and an impairment of $20,034 thousand in relation to our tolling agreement with the plant in Cee, Spain.

South Africa – Silicon Metals

	Year ended December 31,
($ thousands)	2022	2021
Sales	17,337	12,604
Raw materials and energy consumption for production	(9,270)	(8,240)
Other operating income	156	278
Staff costs	(1,736)	(1,542)
Other operating expense	(2,649)	(1,904)
Depreciation and amortization charges, operating allowances and write-downs	(748)	(546)
Impairment gain	5,357	288
Operating profit	8,447	938

Sales

Sales increased $4,733 thousand, or 37.6%, from $12,604 thousand for the year ended December 31, 2021 to $17,337 thousand for the year ended December 31, 2022. Our sales in South Africa were positively impacted by improved demand and market conditions, leading to an increase in both average selling price and sales volumes.

Raw materials and energy consumption for production

Raw materials and energy consumption increased $1,030 thousand, or 12.5%, from $8,240 thousand for the year ended December 31, 2021 to $9,270 thousand for the year ended December 31, 2022, driven by higher energy cost as well as the increase in product volumes sold during 2022.

Other operating income

Other operating income decreased $122 thousand, or 43.9%, from $278 thousand for the year ended December 31, 2021 to $156 thousand for the year ended December 31, 2022.

Staff costs

Staff costs increased $194 thousand, or 12.6%, from $1,542 thousand for the year ended December 31, 2021 to $1,736 thousand for the year ended December 31, 2022. The increase in staff costs are primarily due to a higher number of employees on payroll as of December 31, 2022 resulting from the restart of our Polokwane facility.

Other operating expense

Other operating expense increased $745 thousand, or 39.1%, from $1,904 thousand for the year ended December 31, 2021 to $2,649 thousand for the year ended December 31, 2022, mainly due to the increase in activity as well as the restart of our Polokwane facility.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs increased $202 thousand, or 37.0%, from $546 thousand for the year ended December 31, 2021 to $748 thousand for the year ended December 31, 2022.

Impairment gain

Impairment gain increased $5,069 thousand, from $288 thousand for the year ended December 31, 2021 to  $5,357 thousand for the year ended December 31, 2022. This variance is mainly due to the partial reversal of the Polokwane impairment in the year ended December 2022.

South Africa – Silicon Alloys

	Year ended December 31,
($ thousands)	2022	2021
Sales	122,262	104,591
Raw materials and energy consumption for production	(65,373)	(68,377)
Other operating income	66	485
Staff costs	(11,652)	(11,726)
Other operating expense	(13,193)	(11,352)
Depreciation and amortization charges, operating allowances and write-downs	(5,278)	(4,535)
Impairment gain	2,408	2,396
Operating profit	29,240	11,482

Sales

Sales increased $17,671 thousand, or 16.9%, from $104,591 thousand for the year ended December 31, 2021 to $122,262 thousand for the year ended December 31, 2022. Our sales in South Africa were positively impacted by improved demand and market conditions, increasing both average selling price and sales volumes.

Raw materials and energy consumption for production

Raw materials and energy consumption for decreased $3,004 thousand, or 4.4%, from $68,377 thousand for the year ended December 31, 2021 to $65,373 thousand for the year ended December 31, 2022. The decrease is attributed to the increase in energy cost which were partially offset by lower volumes during 2022.

Other operating income

Other operating income decreased $419 thousand, or 86.4%, from $485 thousand for the year ended December 31, 2021 to $66 thousand for the year ended December 31, 2022, primarily due to sundry sales from the idle Polokwane plant reported in other income during 2021.

Staff costs

Staff costs decreased $74 thousand, from $11,726 thousand for the year ended December 31, 2021 to $11,652 thousand for the year ended December 31, 2022. The decrease is due to the impact of the ZAR/USD exchange rate, across both periods.

Other operating expense

Other operating expense increased $1,841 thousand, or 16.2%, from $11,352 thousand for the year ended December 31, 2021 to $13,193 thousand for the year ended December 31, 2022, primarily due to increased activity in addition to the restart of our Polokwane facility.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs increased $743 thousand, or 16.4%, from $4,535 thousand for the year ended December 31, 2021 to $5,278 thousand for the year ended December 31, 2022. The increase is a result of  higher depreciation in leases during 2022.

Impairment  gain

Impairment gain increased $12 thousand, or 0.5%, from $2,396 thousand for the year ended December 31, 2021 to $2,408 thousand for the year ended December 31, 2022. This variance is primarily due to the reversal of the Thaba Chueu Mining, Ltd impairment in 2022.

Other segments

	Year ended December 31,
($ thousands)	2022	2021
Sales	81,560	43,568
Raw materials and energy consumption for production	(46,759)	(33,445)
Other operating income	59,840	49,901
Staff costs	(37,483)	(31,203)
Other operating expense	(74,626)	(51,960)
Depreciation and amortization charges, operating allowances and write-downs	(994)	(991)
Impairment (loss)	(5,514)	(1,730)
Net gain due to changes in the value of assets	349	758
(Loss) gain on disposal of non-current assets	66	(37)
Other gain	80	—
Operating (loss)	(23,481)	(25,076)

Sales

Sales increased $37,992 thousand, or 87.2%, from $43,568 thousand for the year ended December 31, 2021 to $81,560 for the year ended December 31, 2022, primarily due to an increase in selling prices for our products.

Raw materials and energy consumption for production

Raw materials and energy consumption for production increased $13,314 thousand, or 39.8%, from $33,445 thousand for the year ended December 31, 2021 to $46,759 thousand for the year ended December 31, 2022, primarily due to higher costs  as consequence of the higher production volumes.

Other operating income

Other operating income increased $9,939 thousand, or 19.9%, from $49,901 thousand for the year ended December 31, 2021 to $59,840 thousand for the year ended December 31, 2022, primarily due to the allocation of management fee charges that are eliminated during the consolidation process.

Staff costs

Staff costs increased $6,280 thousand, or 20,1%, from $31,203 thousand for the year ended December 31, 2021 to $37,483 thousand for the year ended December 31, 2022, primarily due increased staff numbers as a result of the restart of the second furnace at our facility in Mendoza, Argentina at the end of 2021. The increase was also attributable to the impact of the AR$/USD exchange rate.

Other operating expense

Other operating expense increased $22,666 thousand, or 43.6%, from $51,960 thousand for the year ended December 31, 2021 to $74,626 for the year ended December 31, 2022, primarily due to intercompany charges and higher cost related to an increase in sales in Argentina and China.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs were, $991 thousand for the year ended December 31, 2021 and $994 thousand for the year ended December 31,2022.

Impairment (loss)

Impairment losses increased $3,784 or 218.7%, from $1,730 thousand for the year ended 31 December 2021 to $5,514 thousand for the year ended 31 December 2022, primarily due to our solar-grade silicon metal project in Puertollano, Spain, amounting to $5,514 thousand (5,743 thousand in 2022).

Net gain due to changes in the value of assets

The gain due to changes in the value of assets in 2022 is primarily due to the valuation of  Pampa Energy shares in Argentina.

Results of Operations — Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

	Year ended December 31,
($ thousands)	2021	2020
Sales	1,778,908	1,144,434
Raw materials and energy consumption for production	(1,184,896)	(835,486)
Other operating income	110,085	33,627
Staff costs	(280,917)	(214,782)
Other operating expense	(296,809)	(132,059)
Depreciation and amortization charges, operating allowances and write-downs	(97,328)	(108,189)
Impairment loss	137	(73,344)
Net gain due to changes in the value of assets	758	158
Gain on disposal of non-current assets	1,386	1,292
Other losses	62	(1)
Operating profit (loss)	31,386	(184,350)
Finance income	253	177
Finance costs	(149,189)	(66,968)
Financial derivative gain	—	3,168
Exchange differences	(2,386)	25,553
(Loss) before tax	(119,936)	(222,420)
Income tax (expense) benefit	4,562	(21,939)
(Loss) for the year from continuing operations	(115,374)	(244,359)
(Loss) for the year from discontinued operations	—	(5,399)
(Loss) for the year	(115,374)	(249,758)
Loss attributable to non-controlling interests	(4,750)	(3,419)
(Loss) attributable to the Parent	(110,624)	(246,339)

Sales

Sales increased $634,474 thousand, or 55.4%, from $1,144,434 thousand for the year ended December 31, 2020 to $1,778,908 thousand for the year ended December 31, 2021. The increase in sales is attributed to an increase in volumes and average realized selling prices across our product portfolio.

Sales volumes increased across all major product categories. Silicon metal sales volume increased 22.5% and average selling prices of silicon metal increased by 12.4% to $2,511/MT in 2021, compared to $2,234/MT in 2020.  Total shipments of silicon metal increased primarily as a result of continued strength in chemicals and to a lesser extent, the aluminum market in Europe which continues to lag due to continued supply chain issues.  Overall tightness in the market, attributable to strong end market demand and ongoing reforms in China, propelled U.S. and European index prices to unprecedented levels mainly during the fourth quarter.

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

Other operating income

Other operating income increased $76,458 thousand, or 227.4%, from $33,627 thousand for the year ended December 31, 2020 to $110,085 thousand for the year ended December 31, 2021, primarily due to free CO2 emissions allowances (“rights held emit greenhouse gasses”).  The Company has recognized emission rights (allowances) received at market value.  Market value of the allowances has increased 130.5% from $39.3/allowance for the year ended December 31, 2020 to $90.6/allowance as of December 31, 2021.

Staff costs

Staff costs increased $66,135 thousand, or 30.8%, from $214,782 thousand for the year ended December 31, 2020 to $280,917 thousand for the year ended December 31, 2021. This increase is mainly due to the recording of the restructuring provision in Spain and France amounting $27,367 thousand and higher variable consideration driven by the improved results in 2021 compared to 2020.

Other operating expense

Other operating expense increased $164,750 thousand, or 124.8%, from $132,059 thousand for the year ended December 31, 2020 to $296,809 thousand for the year ended December 31, 2021, mainly due to CO2 emissions. As the Company emits CO2, it recognizes a provision for its obligation to deliver the CO2 allowances at the end of the compliance period. The provision is remeasured at the end of each reporting period at market value. Market value of the allowances increased 130.4% from $39.3/allowance for the year ended December 31, 2020 to $90.6/allowance as of December 31, 2021.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs decreased $10,861 thousand or 10.0%, from $108,189 thousand for the year ended December 31, 2020 to $97,328 thousand for the year ended December 31, 2021. The decrease in depreciation is driven by a relevant number of our assets becoming fully depreciated.

Impairment (loss) gain

Impairment losses decreased $73,481 thousand, or 100.2%, from a loss of $73,344 thousand for the year ended December 31, 2020 to a gain of $137 thousand for the year ended December 31, 2021. In 2020, the Company recognized an impairment of $73,344 thousand in relation to; our idled capacity at the Niagara facilities in the United States $35,685 thousand, our Polokwane facility in South Africa of $8,677 thousand, our Château Feuillet facility in France of $17,941 thousand and an impairment of $11,041 thousand in relation to our solar-grade silicon metal project in Puertollano, Spain. In 2021, the Company recorded a reversal of the impairment recorded at Polokwane facilities, amounting to $2,681 thousand, an additional impairment at our Château Feuillet facility, amounting to $441 thousand, an impairment in relation to our quartz mine in Mauritania amounting to $1,726 thousand.

Net gain due to changes in the value of assets

In 2021, the Company had a net gain of $758 thousand in the value of assets attributable to a higher valuation of shares in Pampa Energy in Argentina. The net loss of $158 thousand in 2020 was due to a lower valuation.

Gain on disposal of non-current assets

The gain on disposal of non-current assets of $1,386 thousand for the year ended December 31, 2021 relates to the sale of the Niagara plant (fully impaired as of December 31, 2020) and certain assets located in France.

Finance income

Finance income increased $76 thousand, or 42.9%, from $177 thousand for the year ended December 31, 2020 to $253 thousand for the year ended December 31, 2021. The increase is driven by higher earnings in our collateral account balance held by the South African subsidiary.

Finance costs

Finance costs increased $82,221 thousand, or 122.8%, from $66,968 thousand for the year ended December 31, 2020 to $149,189 thousand for the year ended December 31, 2021. The increase is due to an accounting charge relating to the Senior Notes refinancing, totaling $90.8 million.

For accounting purposes the refinancing of the Senior Notes has been considered a debt extinguishment. As a consequence:

(i) The accounting rules do not allow the company to capitalize the fees incurred during the exchange of the notes, amounting to $31.7 million

(ii) The shares issued to bondholders and the work fee paid were recognized as one-off expenses, totaling $51.6 million at market value.

(iii) In the case of an extinguishment, any outstanding upfront fees that have been capitalized upon issuance of the original notes musts to be recycled through our profit and account. This amounted to $1 million. Additionally, as a result of the refinancing, the gross carrying amount of the amortized cost of the Reinstated Notes has been adjusted to reflect actual and revised estimated contractual cash flows. The gross carrying amount of the Reinstated Notes has been recalculated as the present value of the estimated future contractual cash flows that are discounted at the effective interest rate of 9.096%. The adjustment amounts to $6,462 and was recognized as an expense in the income statement. After the exchange the Senior notes were accounted for under the amortized cost method.

The transaction fees incurred in the issuance of the Super Senior Notes have been capitalized as required by the accounting rules (IFRS).

Financial derivative gain

Gains on financial derivatives declined from $3,168 thousand in 2020 to $0 in 2021. The currency swap hedging the senior unsecured bonds was terminated in 2020.

Exchange differences

Exchange differences decreased $27,939 thousand, from income of $25,553 thousand for the year ended December 31, 2020 to a loss of $2,386 thousand for the year ended December 31, 2021, primarily due to the Euro and U.S. Dollar exchange rate.

Income tax (expense) benefit

Income tax expense variation amounted to $26,501 thousand, or 120.8%, from an income tax expense of $21,939 thousand for the year ended December 31, 2020 to an income tax benefit of $4,562 thousand for the year ended December 31, 2021. The variance is mainly due to the tax assets recorded in 2021 relating to a carryback credit of $ 6,408 thousand in our French subsidiary. In France, when a company incurs a loss during a given fiscal year, they may carry it back to reduce the tax liability of the immediately previous fiscal year. This generates a deferred tax asset that can be offset against the corporate income tax for the following five fiscal years or claimed to the French Treasury at the end of that period.

Profit (loss) for the year from discontinued operations

The result from discontinued operations decreased from $5,399 thousand in 2020 to $0 in 2021, due to the adjustment of the sales price of assets in Spain registered in 2020.

Segment operations

Our operating segments were revised in 2022 to reflect the way its chief operating decision maker (“CODM”) is currently managing and viewing the business. Accordingly, the results of 2021 and 2020 have been restated to report results according to the revision of operating segments in 2022.

As such, we report our results in accordance with the following segments:

●	North America – Silicon Metal
●	North America – Silicon Alloys
●	Europe – Manganese
●	Europe – Silicon Metals
●	Europe – Silicon Alloys
●	South Africa – Silicon Metal
●	South Africa – Silicon Alloys
●	Other segments

North America – Silicon Metals

	Year ended December 31,
($ thousands)	2021	2020
Sales	370,109	289,485
Raw materials and energy consumption for production	(265,653)	(205,260)
Other operating income	5,089	2,804
Staff costs	(51,163)	(48,219)
Other operating expense	(22,222)	(18,990)
Depreciation and amortization charges, operating allowances and write-downs	(40,489)	(48,691)
Impairment (loss)	—	(26,861)
Loss on disposal of non-current assets	(347)	(641)
Operating (loss)	(4,676)	(56,373)

Sales

Sales increased $80,624 thousand, or 27.9%, from $289,485 thousand for the year ended December 31, 2020 to $370,109 thousand for the year ended December 31, 2021, the increase in sales is attributed to higher average realized prices, resulting from a combination of higher market prices, alog with a different product and customer mix. Additionally, there was an increase in volumes resulting from strong customer demand.

Raw materials and energy consumption for production

Raw materials and energy consumption for production increased $60,393 thousand, or 29.4%, from $205,260 thousand for the year ended December 31, 2020 to $265,653 thousand for the year ended December 31, 2021, primarily due to an increase in volumes.

Other operating income

Other operating income increased $2,285 thousand, or 81.5%, from $2,804 thousand for the year ended December 31, 2020 to $5,089 thousand for the year ended December 31, 2021, primarily due a gain on the free CO2 emission rights regulatory period settlement for Canada, and an increase in scrap sales.

Staff costs

Staff costs increased $2,944 thousand, or 6.1%, from $48,219 thousand for the year ended December 31, 2020 to $51,163 thousand for the year ended December 31, 2021. The increase is primarily due to a higher number of employees on payroll in 2021 as a result of an increase in production, adjustments to the Pension Plan as part of the buyout in 2021, and an increase in employee health insurance claims.

Other operating expense

Other operating expense increased $3,232 thousand, or 17.0%, from $18,990 thousand for the year ended December 31, 2020 to $22,222 thousand for the year ended December 31, 2021, This increase is attributable mainly to higher freight costs resulting from increased in the sales volumes; an increase in the property and liability insurance premium; and an increase in the royalty rate for the right fork surface mine royalty agreement.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs decreased $8,202 thousand, or 16.8%, from $48,691 thousand for the year ended December 31, 2020 to $40,489 thousand for the year ended December 31, 2021, primarily due to the impairment of the Niagara plant write-off in 2020.

Impairment losses

There were no impairment losses for the year ended December 31, 2021. During the year ended December 2020, the Company recognized an impairment related to the permanent shutdown of the Niagara plant.

North America – Silicon Alloys

	Year ended December 31,
($ thousands)	2021	2020
Sales	154,699	135,792
Raw materials and energy consumption for production	(57,663)	(75,597)
Other operating income	296	113
Staff costs	(31,300)	(25,769)
Other operating expense	(20,848)	(15,325)
Depreciation and amortization charges, operating allowances and write-downs	(15,281)	(12,973)
Impairment (loss)	—	(8,824)
(Loss) gain on disposal of non-current assets	741	(227)
Operating (loss) profit	30,644	(2,810)

Sales

Sales increased $18,907 thousand, or 13.9%, from $135,792 thousand for the year ended December 31, 2020 to $154,699 thousand for the year ended December 31, 2021. The increase in sales is attributed to higher average realized price, resulting from a combination of higher market selling prices, and a different product and customer mix.

Raw materials and energy consumption for production

Raw materials and energy consumption decreased $17,934 thousand, or 23.7%, from $75,597 thousand for the year ended December 31, 2020 to $57,663 thousand for the year ended December 31, 2021. The decrease is primarily to a reduction in product volumes sold from 2020 to 2021.

Other operating income

Other operating income increased $183 thousand, or 161.9%, from $113 thousand for the year ended December 31, 2020 to $296 thousand for the year ended December 31, 2021, due to the increase in scrap sales.

Staff costs

Staff costs increased $5,531 thousand, or 21.5%, from $25,769 thousand for the year ended December 31, 2020 to $31,300 thousand for the year ended December 31, 2021. The increase is primarly due to a higher number of employees on payroll in 2021 as a result of an increase in production, adjustments to the Pension Plan as part of the buyout in 2021, and an increase in employee health insurance claims.

Other operating expense

Other operating expense increased $5,523 thousand, or 36.0%, from $15,325 thousand for the year ended December 31, 2020 to $20,848 thousand for the year ended December 31, 2021. This increase is attributable mainly to higher freight cost due to the higher sales volume; an increase in the property and liability insurance premium; and an increase in the royalty rate for the Right Fork surface mine royalty agreement.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs increased by $2,308 thousand, or 17.8%, from $12,973 thousand for the year ended December 31, 2020 to $15,281 thousand for the year ended December 31, 2021.

Impairment (loss)

There were no impairment losses for the year ended December 31, 2021. During the year ended December 2020, the Company recognized an impairment related to the permanent closure of the Niagara plant.

Europe – Manganese

	Year ended December 31,
($ thousands)	2021	2020
Sales	476,287	240,142
Raw materials and energy consumption for production	(326,257)	(204,063)
Other operating income	34,142	9,199
Staff costs	(33,696)	(28,337)
Other operating expense	(105,290)	(33,884)
Depreciation and amortization charges, operating allowances and write-downs	(18,634)	(19,086)
Impairment (loss) gain	(376)	305
Gain on disposal of non-current assets	—	1,154
Other gain	—	4
Operating (loss) profit	26,176	(34,562)

Sales

Sales increased $236,145 thousand or 98.3%, from $240,142 thousand for the year ended December 31, 2020 to $476,287 thousand for the year ended December 31, 2021, mainly due to the increase of 20.2% in both domestic sales and exports. In addition, the increase of 46% in the average price has contributed higher sales in the year.

Raw materials and energy consumption for production

Raw materials and energy consumption increased $122,194 thousand, or 59.9%, from $204,063 thousand for the year ended December 31, 2020 to $326,257 thousand for the year ended December 31, 2021. Raw materials and energy consumption for production increased due to higher volumes, as well as higher raw material costs and energy prices.

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

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating provisions and write-downs decreased $452 thousand, or 2.4%, from $19,086 thousand for the year ended 31 December 2020 to $18,634 thousand for the year ended 31 December 2021, due to an increase in the number of assets fully depreciated.

Impairment (loss) gain

Impairment gains decreased by $681 thousand, or 223.3%, from a gain of $305 thousand for the year ended 31 December 2020 to a loss of $376 thousand for the year ended 31 2021.

Gain on disposal of non-current assets

The amount reflected during the year ended December 31, 2020 was driven by the sale of excess CO2 rights.

Europe – Silicon Metals

	Year ended December 31,
($ thousands)	2021	2020
Sales	437,533	321,632
Raw materials and energy consumption for production	(303,811)	(255,798)
Other operating income	48,828	19,971
Staff costs	(77,608)	(52,236)
Other operating expense	(105,712)	(35,415)
Depreciation and amortization charges, operating allowances and write-downs	(7,330)	(8,900)
Impairment (loss) gain	14	—
Gain on disposal of non-current assets	733	682
Operating (loss)	(7,353)	(10,064)

Sales

Sales increased $115,901 thousand or 36.0%, from $321,632 thousand for the year ended December 31, 2020 to $437,533 thousand for the year ended December 31, 2021. The increase in sales is attributed to the increase in volumes and average realized selling prices across the products.

Raw materials and energy consumption for production

Raw materials and energy consumption for production increased $48,013 thousand, or 18.8%, from $255,798 thousand for the year ended December 31, 2020 to $303,811 thousand for the year ended December 31, 2021. Raw materials and energy consumption for production increased with higher volumes, as well as higher raw material costs.

Other operating income

Other operating income increased $28,857 thousand, or 144.5%, from $19,971 thousand for the year ended December 31, 2020 to $48,828 thousand for the year ended December 31, 2021, primarily attributable to the freely granted CO2 emission rights. Market value of the allowances has increased 130.4% from $39.3/allowance for the year ended December 31, 2020 to $90.6/allowance as of December 31, 2021

Staff costs

Staff costs increased $25,372 thousand or 48.6%, from $52,236 thousand for the year ended December 31, 2020 to $77,608 thousand for the year ended December 31, 2021.  This increase is mainly due to the recognition of the restructuring provision in France amounting $23,798 thousand and a higher variable consideration driven by the improved results in 2021 compared to 2020.

Other operating expense

Other operating expense increased $70,297 thousand, or 198.5%, from $35,415 thousand for the year ended December 31, 2020 to $105,712 thousand for the year ended December 31, 2021. The increase is primarily attributable to the freely granted CO2 emission rights. As described in the Other operating income section the market value of the allowances  increased significantly in 2021.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write downs decreased $1,570 thousand, or 17.6%, from $8,900 thousand for the year ended December 31, 2020 to $7,330 thousand for the year ended December 31, 2021 due to an increase in the number of assets fully depreciated.

Europe – Silicon Alloys

	Year ended December 31,
($ thousands)	2021	2020
Sales	227,804	146,096
Raw materials and energy consumption for production	(170,073)	(113,332)
Other operating income	16,924	5,078
Staff costs	(42,679)	(32,064)
Other operating expense	(23,043)	(16,397)
Depreciation and amortization charges, operating allowances and write-downs	(9,522)	(10,352)
Impairment (loss)	(455)	(17,942)
(Loss) gain on disposal of non-current assets	296	319
Other (loss)	—	—
Operating (loss)	(748)	(38,594)

Sales

Sales increased $81,708 thousand or 55.9%, from $146,096 thousand for the year ended December 31, 2020 to $227,804 thousand for the year ended December 31, 2021, primarily due to an increase in both domestic sales and exports.

Raw materials and energy consumption for production

Raw materials and energy consumption increased $56,741 thousand, or 50.1%, from $113,332 thousand for the year ended December 31, 2020 to $170,073 thousand for the year ended December 31, 2021. Raw materials and energy consumption for production increased with the higher sales volumes, in addition to higher raw material costs.

Other operating income

Other operating income increased $11,846 thousand, or 233.3%, from $5,078 thousand for the year ended December 31, 2020 to $16,924 thousand for the year ended December 31, 2021, primarily attributable to the freely granted CO2 emission rights. The market value of allowances has increased 130.4% from $39.3/allowance for the year ended December 31, 2020 to $90.6/allowance as of December 31, 2021.

Staff costs

Staff costs increased $10,615 thousand or 33.1%, from $32,064 thousand for the year ended December 31, 2020 to $42,679 thousand for the year ended December 31, 2021. This increase is due to higher performance related pay, driven by the improved results in 2021 compared to 2020.

Other operating expense

Other operating expense increased $6,646 thousand, or 40.5%, from $16,397 thousand for the year ended December 31, 2020 to $23,043 thousand for the year ended December 31, 2021, primarily attributable to the freely granted CO2 emission rights. As described in the Other operating income section the market value of the allowances increased significantly in 2021.

Depreciation and amortization charges, operating allowances and write downs

Depreciation and amortization charges, operating allowances and write downs decreased $830 thousand, or 8.0%, from $10,352 thousand for the year ended December 31, 2020 to $9,522 thousand for the year ended December 31, 2021 due to an increase in the number of assets fully depreciated.

Impairment (loss) gain

Impairment loss decreased by $17,487 thousand, or 97.5%, from a loss of $17,942 thousand for the year ended 31 December 2020 to a loss of $455 thousand for the year ended 31 2021. During the year ended 31 December 2020, the Company recognized an impairment of $17,942 thousand at our Château Feuillet facility in France.

South Africa – Silicon Metals

	Year ended December 31,
($ thousands)	2021	2020
Sales	12,604	17,631
Raw materials and energy consumption for production	(8,240)	(12,267)
Other operating income	278	127
Staff costs	(1,542)	(2,497)
Other operating expense	(1,904)	(3,515)
Depreciation and amortization charges, operating allowances and write-downs	(546)	(1,563)
Impairment (loss) gain	288	(1,899)
Operating (loss) profit	938	(3,983)

Sales

Sales decreased $5,027 thousand, or 28,5%, from $17,631 thousand for the year ended December 31, 2020 to $12,604 thousand for the year ended December 31, 2021. Sales in South Africa were adversely impacted by the temporary shutdown of the Polokwane facility.

Raw materials and energy consumption for production

Raw materials and energy consumption for production decreased $4,027 thousand, or 32.8%, from $12,267 thousand for the year ended December 31, 2020 to $8,240 thousand for the year ended December 31, 2021, in-line with the decrease in sales volumes.

Other operating income

Other operating income increased $151 thousand, or 118.9%, from $127 thousand for the year ended December 31, 2020 to $278 thousand for the year ended December 31, 2021.

Staff costs

Staff costs decreased $955 thousand, or 38.2%, from $2,497 thousand for the year ended December 31, 2020 to $1,542 thousand for the year ended December 31, 2021, due to staffing adjustments and employee separation costs in connection with the shutdown of Polokwane plant during 2020. Furthermore, foreign exchange differences favorably impacted staff costs.

Other operating expense

Other operating expense decreased $1,611 thousand, or 45.8%, from $3,515 thousand for the year ended December 31, 2020 to $1,904 thousand for the year ended December 31, 2021, primarily due to the recovery of operating, selling and administrative expenses assumed in the 2020 financial year following the closure of the Polokwane facility in August 2019.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs decreased $1,017 thousand, or 65.1%, from $1,563 thousand for the year ended December 31, 2020 to $546 thousand for the year ended December 31, 2021. The impairment of the Polokwane plant at the end of 2020 resulted in a lower depreciation charge at the end of 2021.

Impairment loss (gain)

Impairment decreased $2,187 thousand, or 115.2%, from a loss of $1,899 thousand for the year ended December 31, 2020 to a gain of $288 thousand for the year ended December 31, 2021. This effect is a result of the partial reversal of the 2020 impairment in the year ended December 2021.

South Africa – Silicon Alloys

	Year ended December 31,
($ thousands)	2021	2020
Sales	104,591	62,941
Raw materials and energy consumption for production	(68,377)	(43,796)
Other operating income	485	3
Staff costs	(11,726)	(8,516)
Other operating expense	(11,352)	(10,583)
Depreciation and amortization charges, operating allowances and write-downs	(4,535)	(5,578)
Impairment (loss) gain	2,396	(6,777)
Operating (loss) profit	11,482	(12,306)

Sales

Sales increased $41,650 thousand, or 66.2%, from $62,941 thousand for the year ended December 31, 2020 to $104,591 thousand for the year ended December 31, 2021. Our sales in South Africa were positively impacted by improved demand and market conditions, increasing both average selling price and sales volumes. In addition, this increase translates into the recovery of sales following the impact of Covid-19 in 2020.

Raw materials and energy consumption for production

Raw materials and energy consumption for increased $24,581 thousand, or 56.1%, from $43,796 thousand for the year ended December 31, 2020 to $68,377 thousand for the year ended December 31, 2021. Such variation is attributed to the increase in electricity price alongside the improvement in sales volume.

Other operating income

Other operating income increased $482 thousand, from $3 thousand for the year ended December 31, 2020 to $485 thousand for the year ended December 31, 2021, mainly, due to all sundry sales from the idle Polokwane plant reported in other income.

Staff costs

Staff costs increased $3,210 thousand, or 37.7%, from $8,516 thousand for the year ended December 31, 2020 to $11,726 thousand for the year ended December 31, 2021. The increase in staff cost is primarily due to an inflationary adjustment made in 2021, and the incentive bonus accrued as of December 31, 2021.

Other operating expense

Other operating expense increased $769 thousand, or 7.3%, from $10,583 thousand for the year ended December 31, 2020 to $11,352 thousand for the year ended December 31, 2021, primarily due to operating, selling and administrative expenses during 2021.

Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs decreased by $1,043 thousand, or 18.7%, from $5,578 thousand for the year ended December 31, 2020 to $4,535 thousand for the year ended December 31, 2021. The impairment of the Polokwane plant at the end of 2020 resulted in a lower depreciation charge at the end of 2021.

Impairment (loss) gain

Impairment losses decreased $9,173 thousand, or 135.4%, from a loss of $6.777 thousand for the year ended December 31, 2020 to a gain of $2,396 thousand for the year ended December 31, 2021. This effect is a result of due to the partial reversal of the 2020 impairment in the year ended December 2021.

Other segments

	Year ended December 31,
($ thousands)	2021	2020
Sales	43,568	25,334
Raw materials and energy consumption for production	(33,445)	(19,518)
Other operating income	49,901	24,587
Staff costs	(31,203)	(17,144)
Other operating expense	(51,960)	(26,679)
Depreciation and amortization charges, operating allowances and write-downs	(991)	(1,046)
Impairment (loss)	(1,730)	(11,346)
Net gain due to changes in the value of assets	758	158
(Loss) gain on disposal of non-current assets	(37)	5
Other losses	—	(5)
Operating (loss)	(25,076)	(25,654)

Sales

Sales increased $18,234 thousand, or 72.0%, from $25,334 thousand for the year ended December 31, 2020 to $43,568 for the year ended December 31, 2021, mainly due to an increase in demand and prices for all our products. Additonally, sales have increased by the restart of the second furnace in our plant in Argentina.

Raw materials and energy consumption for production

Raw materials and energy consumption for production increased $13,927 thousand, or 71.4%, from $19,518 thousand for the year ended December 31, 2020 to $33,445 thousand for the year ended December 31, 2021, mainly due to increases in sales volumes. This increase is also due to an increase in the power tariff and price increases in both local and imported raw materials.

Other operating income

Other operating income increased $25,314 thousand, or 103.0%, from $24,587 thousand for the year ended December 31, 2020 to $49,901 thousand for the year ended December 31, 2021, primarily due to intercompany charges.

Staff costs

Staff costs increased $14,059 thousand, or 82.0%, from $17,144 thousand for the year ended December 31, 2020 to $31,203 thousand for the year ended December 31, 2021, primarily due to additional personnel requirements for the reastart of the second furnace in Argentina. The increase was also attributable to wage adjustments in 2021, and a higher variable consideration driven by the improved results in 2021 compared to 2020.

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

Impairment (loss)

Impairment losses decreases $9,616 or 84.8%, from a loss of $11,346 thousand for the year ended 31 December 2020 to a loss of $1,730 thousand for the year ended 31 December 2021, mainly due to impaired intercompany loans. These items are eliminated in the consolidation. During 2021 the Company recorded an impairment related to quarz mine in Mauritania amounting $1,726 thousand.

Net gain due to changes in the value of assets

The gain due to changes in the value of assets in 2021 is mainly due to the increase in the valuation of Pampa Energy shares in Argentina.

(Loss) gain on disposal of non-current assets

Loss of disposal of non-current assets increased by $42 thousand, or 840.0%, from a gain of $5 thousand for the year ended 31 December 2020 to a loss of $37 thousand for the year ended 31 December 2021, mainly due to the loss on the sale of fixed assets at the facility in Puertollano, Spain.

Effect of Inflation

In 2022, inflation reached unprecedented levels in most countries where Ferroglobe operates and sources products. Inflation led to higher pressure on costs, with unusual surcharges being applied by suppliers on some product categories. Energy and fuel surcharges impacted specifically some supplies during the second and third quarter.

Management believes that the impact of inflation was not material to Ferroglobe’s results of operations in the years ended December 31, 2021 and 2020.

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

B.    Liquidity and Capital Resources

Sources of Liquidity

Ferroglobe’s primary sources of long-term liquidity are its senior secured notes with a $345,058 thousand aggregate principal at an interest rate of 9.375%, due on June 30, 2025, (“the Reinstated Senior Notes”) and its primary source of short-term liquidity is its factoring agreements with a Leasing and Factoring Agent and with Bankinter, for anticipating the collection of receivables of the Company’s European entities, which in 2022 provided upfront cash consideration of approximately $895,264. The Company also signed in 2022 a $100 million ABL Revolver, which is currently undrawn.

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

On October 2, 2020, the Company signed a factoring agreement with a financial institution, to anticipate the collection of receivables issued by the Company’s European entities (Grupo FerroAtlántica, S.A. and FerroPem S.AS). See Note 16.

The main characteristics of the factoring agreement are the following:

-	the maximum cash consideration advanced for the financing facility is up to €60,000 thousand;
-	over collateralization of 10% of accounts receivable as guarantee provided to the Agent until payment has been satisfied;
-	a 0.18% to 0.25% fee charged on the total of invoices and credit notes sold to the Agent;
-	a financing commission set at IBOR +1% charged on the drawdowns;

Other conditions are set in relation to credit insurance policy which has been structured in an excess of loss policy where the first €5,000 thousand of bad debt losses are not covered by the insurance provider. The Company has assumed the cash collateralization for the entire excess of loss, as agreed in contractual terms.

On February 2022 Grupo FerroAtlántica, S.A. signed an additional factoring agreement with Bankinter. This program offers the possibility to sell the receivables corresponding to ten customers pre-approved by the bank and its credit insurer. Receivables are pre-financed at 100% of their face value.

The main characteristics of this program are the following:

-	the maximum cash consideration advanced for the financing facility is up to €30,000 thousand;

-	a service fee set at 0.25% of the receivable face value;
-	a cost of financing set at Euribor 12-month +1%;
-	a closing fee set at 0.25% of the financing;
-	an annual renewal fee set at 0.25% of the financing.

On September 8, 2016, FerroAtlántica, S.A.U., as borrower, and the Spanish Ministry of Industry, Tourism and Commerce (the “Ministry”), as lender, entered into a loan agreements under which the Ministry made available to the borrower a loan in aggregate principal amount of €44.9 million, in connection with the industrial development projects relating to our solar grade silicon project. FAU transferred the loan to OPCO before its sale. See “Item 4.B.—Information on the Company—Business Overview—Research and Development (R&D)—Solar grade silicon.” The loan of €44.9 million is to be repaid in seven installments starting on 2023 and completed by 2030. On January 25, 2022, the Ministry opened a procedure to decide about the potential reimbursement of the loan. The company presented its allegations on February 15, 2022. Based on those allegations, the Ministry closed the reimbursement procedure. As a result of this procedure, a partial early repayment of €16.3 million has been made on February 10, 2023. In March 2023, we have received from the Ministry the new repayment schedule. Interest on outstanding amounts under each loan accrues at an annual rate of 3.55%. See Note 19.

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

In 2022, The Company closed a new, five-year $100 million North American asset-based revolving credit facility (the “ABL Revolver”), involving Ferroglobe’s subsidiary, Globe Specialty Metals, Inc. (“Globe”), and its wholly owned North American subsidiaries, as borrowers, and Bank of Montreal (“BMO”), as lender and agent.The ABL Revolver is secured by North America inventories and receivables. At December 31, 2022, the ABL Revolver was undrawn.

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

For the year ended December 31, 2022, operating activities generated a cash flow of $405,018 thousand, compared to $(1,341) thousand in 2021 and $154,268 thousand in 2020, mainly due to the 2022 results, as a result of favourable pricing, commercial excellence, operational agility and cost discipline. Investing activities resulted in a total outflow of $51,774 thousand of cash in 2022, compared to an outflow of $23,848 thousand in 2021 and an outflow of $$31,940 thousand in 2020. Financing activities resulted in a total inflow of $140,458 thousand in cash in 2021, compared to an inflow of $10,452 thousand in 2021 and an outflow of $113,333 thousand in 2020. See “Cash Flow Analysis” below for additional information.

As of December 31, 2022 and 2021, Ferroglobe had cash, restricted cash and cash equivalents of $322,943 thousand (of which $5,008 thousand is restricted cash) and $116,663 thousand (of which $2,272 thousand is restricted cash), respectively. Cash and cash equivalents are primarily held in U.S. Dollars and Euros.

We believe our working capital is sufficient for our present requirements, and we anticipate generating sufficient cash to satisfy our short and long-term liquidity needs.

Availability of funds

At December 31, 2022, we had cash and cash equivalents, restricted cash and other restricted funds amounted to $322,943  thousand ($116,663 thousand at December 31,2021). This amount includes non-current restricted cash in relation to the guarantees taken over escrow amounting $2,133 thousand. The escrow was constituted in August 30, 2019, in consideration of previous FerroAtlántica. The restricted cash also includes current-restricted cash in relation to the NMTC program amounting 2,875 (See Note 10).

The Company also has certain restrictions for the disposal of the cash in the joint ventures with Dow Corning amounting as of December 31, 2022.

Ferroglobe PLC is the parent company of Ferroglobe Group and receives funding from its subsidiaries in the form of intercompany loans. Consequently, certain restrictions on the ability of the Group’s subsidiaries to transfer funds to Ferroglobe PLC would negatively affect our liquidity and thus our business.

Grupo Ferroatlántica also has restrictions coming from the SEPI loans. Until the loans have been fully repaid, the company is subject to several restrictions, including the following prohibited payments: (1) payment of dividends; (2) payment of management fee; (3) repayment of intra-group loans; (4) payment of intercompany net commercial balances as of June 30, 2021 (denominated “legacy”), with an exception of $20M of those balances. (Intercompany commercial balances generated after Jun-21 are permitted); and (5) payment of interest on intercompany loans corresponding to the years 2021 and 2022 (see Note 19).

Under the ABL credit agreement, the borrowers commit to respect usual affirmative covenants, among others communicating any default or event of default, a change of control, the creation of acquisition of subsidiaries, a casualty or damage to any material used as a collateral, maintenance of the insurance, the compliance with ERISA and the Canadian Pension Laws, the compliance with environmental laws. The borrowers also commit not to create or incur any indebtedness, capital leases in excess of a $7.5m, create liens, merge, dissolve, divide any borrowers, change the nature of the business, pay dividends, repay indebtedness for the account of holder of Equity Interests of any Loan Party or its affiliates, maintain a financial covenant consolidated fixed charge coverage ratio to be less than 1.00 to 1.00.

Working Capital Position

As of December 31, 2022, Ferroglobe’s working capital position (defined as inventories and trade and other receivables less trade and other payables) was $705,888 thousand as compared to $464,870 thousand as of December 31, 2021, mainly due to an increase in inventories by $210,283 thousand and receivables by $44,401 thousand partially offset for an increase in payables by $13,666 thousand.

Capital Expenditures

Ferroglobe incurs capital expenditures in connection with expansion and productivity improvements, production plants maintenance and research and development projects. Capital expenditures are funded through cash generated from operations and financing activities. Ferroglobe’s capital expenditures for the years ended December 31, 2022, 2021 and 2020 were $52,153 thousand, $27,597 thousand and $30,257 thousand, respectively.

Contractual Obligations

The following table sets forth Ferroglobe’s contractual obligations and commercial commitments with definitive payment terms that will require significant cash outlays in the future, as of December 31, 2022.

		Payments Due by Period
		Less than			More than
($ thousands)	Total	1 year	1 - 3 years	3 - 5 years	5 years
Long and short term debt obligations	643,499	156,123	466,106	5,248	16,022
Capital expenditures	16,607	16,607	—	—	—
Leases	23,166	8,928	7,349	3,246	3,643
Power purchase commitments (1)	526,841	155,374	320,872	37,946	12,649
Purchase obligations (2)	32,432	32,432	—	—	—
Other Long-Term Liabilities Reflected on the Company's Balance Sheet (3)	142,221	5,500	14,595	8,367	113,759
Total	1,384,766	374,964	808,922	54,807	146,073
(1)	Represents minimum charges that are enforceable and legally binding, and do not represent total anticipated purchases. Minimum charges requirements expire after providing one year notice of contract cancellation.
(2)	The Company has outstanding purchase obligations with suppliers for raw materials in the normal course of business. The disclosed purchase obligation amount represents commitments to suppliers that are enforceable and legally binding and do not represent total anticipated purchases of raw materials in the future.
(3)	Included tolling agreement with Cee-Dumbria facility and contingent consideration with Glencore.

The table above also excludes certain other obligations reflected in our consolidated balance sheet, including estimated funding for pension obligations, for which the timing of payments may vary based on changes in the fair value of pension plan assets and actuarial assumptions. We expect to contribute approximately $648 thousand to our pension plans for the year ended December 31, 2022.

Further information regarding Ferrogloble’s contractual obligations and commercial commitments as of December 31, 2022, is set forth in note 28 to the consolidated financial statements.

Cash Flow Analysis — Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

The following table summarizes Ferroglobe’s primary sources (uses) of cash for the years ended December 31, 2022 and 2021:

	Year ended December 31,
($ thousands)	2022	2021
Cash and cash equivalents at beginning of period	116,663	131,557
Cash flows from operating activities	405,018	(1,341)
Cash flows from investing activities	(51,774)	(23,848)
Cash flows from financing activities	(140,458)	10,452
Exchange differences on cash and cash equivalents in foreign currencies	(6,506)	(157)
Cash, restricted cash and cash equivalents at end of period	322,943	116,663
Cash, restricted cash and cash equivalents at end of period from statement of financial position	322,943	116,663

Ferroglobe PLC paid nil dividends during the year ended December 31, 2022 and the year ended December 31, 2021.

Cash flows from operating activities

Cash flows from operating activities increased $406,359 thousand, from a negative cash generated of $1,341 thousand for the year ended December 31, 2021, to a positive $405,018 thousand for the year ended December 31, 2022, mainly due to the 2022 results, as a result of sales prices increase in 2022 compared to 2021, commercial excellence and cost discipline.

Cash flows from investing activities

Cash flows from investing activities increased $37,835 thousand from an outflow of $23,848 thousand for the year ended December 31, 2021, to an outflow of $61,683 thousand for the year ended December 31, 2022. Capital expenditures increased during the year ended December 31, 2022 to $52,153 thousand from $27,597 thousand during the year ended December 31, 2021.

Cash flows from financing activities

Cash flows from financing activities decreased $141,001 thousand, from a net inflow of $10,452 thousand for the year ended December 31, 2021 to a net outflow of $130,549 thousand for the year ended December 31, 2022. The decrease is mainly due to the repayment of the principal of the Super Senior Notes amounting $60 million and the Old Notes amounting $4.9 million, the repurchase of 19.05 million of the Reinstated Notes and the payment of the interests accrued under amounting to $52.3 million.

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

Ferroglobe paid nil dividends during the year ended December 31, 2021 and the year ended December 31, 2020.

Cash flows from operating activities

Cash flows from operating activities decreased $155,609 thousand, from a positive cash generated of $154,268 thousand for the year ended December 31, 2020, to a negative $1,341 thousand for the year ended December 31, 2021. The decrease is mainly due to the bad result in 2021, tightness in the market drove pricing to unprecedented levels primarily silicon metal and ferrosilicon.

Cash flows from investing activities

Cash flows from investing activities increased $8,092 thousand from an outflow of $31,940 thousand for the year ended December 31, 2020 to an outflow of $23,848 thousand for the year ended December 31, 2021. Capital expenditures decreased during the year ended December 31, 2021 to $27,597 thousand from $30,257 thousand during the year ended December 31, 2020. Additionally, during the year ended December 31, 2021, cash inflows were the proceeds from the disposal of certain assets, including $1,370 thousand from the sale of Niagara assets.

Cash flows from financing activities

Cash flows from financing activities increased $123,785 thousand, from a net outflow of $113,333 thousand for the year ended December 31, 2020 to a net inflow of $10,452 thousand for the year ended December 31, 2021. The increase is mainly due to the refinancing process, the issuance of the Super Senior notes amounting $60 million and $40 million of new equity.

Capital resources

Ferroglobe’s core objective is to maintain a balanced and sustainable capital structure through the economic cycles of the industries in which it operates, while keeping the cost of capital at competitive levels. In addition to cash flows from continuing operations, the Company’s main sources of capital resources are its Reinstated Senior Notes with an aggregate principal value of $345,058 thousand and the factoring agreements with a maximum cash consideration advanced up to €90,000 thousand.

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

For additional information see also “Item 10.C.— Material Contracts”.

C.    Research and Development, Patents and Licenses, etc.

For additional information see “Item 4.B.—Information on the Company—Business Overview—Research and Development (R&D).”

D.    Trend Information

We discuss in Item 5.A. above and elsewhere in this annual report, trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that we believe are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources or to cause the disclosed financial information not to be necessarily indicative of future operating results or financial conditions.

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

Business combinations

Ferroglobe subsidiaries have completed a number of significant business acquisitions over the past several years. Our business strategy contemplates that we may pursue additional acquisitions in the future. When we acquire a business, the purchase price is allocated based on the value of tangible assets and identifiable intangible assets acquired and liabilities assumed. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Goodwill as of the acquisition date is measured as the residual of the excess of the consideration transferred, plus the fair value of any non-controlling interest in the acquiree at the acquisition date, over the fair value of the identifiable net assets acquired. If, after reassessment, the net of the acquisition date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the excess is recognized immediately in profit or loss as a bargain purchase gain. We generally engage independent third-party appraisal firms to assist in determining the fair value of assets acquired and liabilities assumed. Such a valuation requires management to make significant estimates, especially with respect to intangible assets. These estimates are based on historical experience and information obtained from the management of the acquired companies. These estimates are inherently uncertain and may impact reported depreciation and amortization in future periods, as well as any related impairment of goodwill or other long lived assets.

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

During the years ended December 31, 2021 and December 31, 2020, the Company has concluded that there is no impairment of goodwill.

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

During year ended December 31, 2022 the Company recognized an impairment of $56,999 thousand in relation to; our  idled capacity at the Polokwane facility in South Africa impairment reversal of $5,017 thousand, at Château Feuillet facility in Europe impairment of $5,994 thousand, at Boo facility in Europe impairment of $11,559 thousand, at Cinca facility in Europe impairment of $5,915 thousand, at Cee facility in Europe impairment of $20,034 thousand, at Moi Rana facility in Europe impairment of $15,749 thousand, at South Africa mines an impairment reversal of $2,750 thousand and in our assets in Puertollano impairment amounting $5,515 thousand. During year ended December 31, 2021 the Company recognized an impairment reversal of $137 thousand in relation to; our  idled capacity at the Polokwane facility in South Africa impairment reversal of $2,681 thousand, at Château Feuillet facility in Europe impairment of $441 thousand and in our quartz mine in Mauritania amounting $1,726 thousand.

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

A.    Directors and senior Management

The following table lists each of our executive officers and directors, their respective ages and positions as of the date of this annual report and their respective dates of appointment. The business address of all our directors and senior management is our business address as set forth in “Item 4.A.—Information on the Company—History and Development of the Company.”

Name	Age	Position	Date of appointment
Javier López Madrid	58	Director and Executive Chairman	February 5, 2015
Marco Levi	63	Director and Chief Executive Officer	January 10, 2020
Beatriz García-Cos Muntañola	59	Chief Financial Officer and Principal Accounting Officer	October 17, 2019
Bruce L. Crockett	79	Director	December 23, 2015
Stuart E. Eizenstat	80	Director	December 23, 2015
Manuel Garrido y Ruano	57	Director	May 30, 2017
Marta de Amusategui y Vergara	58	Director	Jun 12, 2020
Juan Villar-Mir de Fuentes	61	Director	December 23, 2015
Belén Villalonga Morenés	54	Director	May 13, 2021
Silvia Villar-Mir de Fuentes	57	Director	May 13, 2021
Nicolas de Santis	57	Director	May 13, 2021
Rafael Barrilero Yarnoz	60	Director	May 13, 2021

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

He has been Chief Executive Officer of Grupo VM since 2008, is member of the Board of several non profit organizations. He is the founder and largest shareholder of Financiera Siacapital and founded Tressis, Spain’s largest independent private bank. Mr. López Madrid holds a Masters in law and business from ICADE University.

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

Dr Levi is also a Non-Executive Director of Mativ Holdings, Inc, the leading global performance materials company, listed on the New York Stock Exchange. Dr Levi holds a doctorate in industrial chemistry from the Università degli Studi di Milano, Statale, in Italy.

Beatriz García-Cos Muntañola

Beatriz García-Cos Muntañola was appointed as Chief Financial Officer and Principal Accounting Officer on October 17, 2019.

Before joining Ferroglobe, Ms. García-Cos served as Group CFO at Bekaert NV, a leading, global steel wire transformation company, listed on the Brussels Stock Exchange, where she focused on setting and executing financial strategy, as well as leading numerous strategic projects centered on business growth and enhanced operational efficiency. Prior to Bekaert NV, she was the Chief Financial Officer of the mining division of Trafigura Beheer BV, one of the largest physical commodities trading groups. Before that, she was Finance Director, EMEA and LATAM, for Vestas Wind Systems A.S, the Danish publicly-listed multinational and world’s largest wind turbine manufacturer. Prior to that role, she was Finance Manager for PPG Industries Inc, a leading diversified manufacturing company listed on the New York Stock Exchange. On March, 2023, the Board of Directors of Bodycote plc announced the nomination of Ms. Garcia-Cos Muntañola as a Non-Executive Director effective 1 September 2023, subject to election by the shareholders of Bodycote at its annual general meeting. If elected, Ms. Garcia-Cos Muntañola is expected to join the Remuneration, Nomination and Audit committees of the Board as well.

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

Mr. Crockett holds a number of other Board and governance roles. He has been Chairman of the Invesco Mutual Funds Group Board of Directors and a member of its Audit, Investment and Governance Committees, serving on the board since 1991, as Chair since 2003 and on the Board of predecessor companies from 1978. Since 2013, he has been a member of the Board of Directors and, since 2014, Chair of the Audit Committee and since 2021 member of the Governance Committee of ALPS Property & Casualty Insurance Company. He has been Chairman of, and a private investor in, Crockett Technologies Associates since 1996. He is a life trustee of the University of Rochester. In 2021 he was appointed  as a member  of the Board of Advisors of the Western Colorado University Graduate Business School.

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

Mr. Eizenstat has been a Senior Counsel at Covington & Burling LLP in Washington, D.C. and headed its international practice for many years after joining the firm in 2001. He has served as a member of the Advisory Boards of GML Ltd. since 2003 and of the Office of Cherifien de Phosphates since 2010. He was a trustee of BlackRock Funds from 2001 until 2018.

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

Mr. Eizenstat holds a B.A. in Political Science, cum laude and Phi Beta Kappa, from the University of North Carolina at Chapel Hill, a J.D. from Harvard Law School and nine honorary doctorate degrees  from colleges and universities, high honors  from the United States, French (Legion of Honor), German, Austrian, Belgian and Israeli governments, and over 75 awards from various organizations.

Manuel Garrido y Ruano

Manuel Garrido y Ruano was appointed to our Board of Directors as a Non-Executive Director on May 30, 2017. He was a member of our Nominating and Corporate Governance Committee from May 30, 2017 until December 31, 2017, when he was appointed to our Corporate Governance Committee.

Mr. Garrido y Ruano has been Chief Financial Officer of Grupo Villar Mir since 2003 and he is currently member of the Board of its subsidiary in the energy sector, and member of the steering Committee of its real estate subsidiary. In June 2021 he was appointed non-executive Chairman of Fertial SPA the Algerian fertilizers subsidiary of the Group.

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

Ms. Amusategui holds an Industrial Engineering degree (MSc equivalent) from Universidad Pontificia de Comillas, Madrid, Spain, and an MBA from INSEAD, Fontainebleau, France. She has held a number of academic appointments, lecturing in Financing at the Three Points Digital Business School, Grupo Planeta, in Barcelona, in Managerial Competencies in CUNEF, in Madrid, and in Risk Management on the Non-Executive Directors Program at ICADE Business School, also in Madrid.

Juan Villar-Mir de Fuentes

Juan Villar-Mir de Fuentes was appointed to our Board of Directors as a Non-Executive Director on December 23, 2015.

Mr. Villar-Mir de Fuentes is currently Chairman of Inmobiliaria Espacio, S.A and Grupo Villar Mir, S.A.U. In both companies he served as Vice Chairman since 1996 and since 1999 respectively. He is currently Second Vice Chairman of Obrascon Huarte Lain, S.A and has been serving as a member of the Board of Directors since 1996, first as a member of the Audit Committee and, later, as a  member of its Compensation Committee. He was a Board Director and member of the Compensation Committee of Inmobiliaria Colonial, S.A from June 2014 to May 2017. He also was a member of the Board of Directors and of the Compensation Committee of Abertis Infraestructuras, S.A. between 2013 and 2016.

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

Ms. Villalonga is a Professor of Management and Organizations, a Yamaichi Faculty Fellow, and a Professor of Finance (by courtesy) at New York University’s Stern School of Business. Between 2001 and 2012 she was a faculty member at the Harvard Business School. During 2018-2019 she was a Visiting Professor at Oxford University’s Said Business School. Her teaching, research, and consulting activities are in the areas of corporate governance, strategy, and finance, with a special focus on family-controlled companies. Her award-winning research has been cited over 17,000 times in scholarly articles and international media outlets.

Professor Villalonga is an independent director at Banco Santander International (Santander group’s private banking subsidiary in the United States), as well as at Mapfre USA (insurance). She was also an independent director for many years at three global companies publicly listed in Spain: Acciona (renewable energy and infrastructure), Grifols (biopharma), and Talgo (high-speed trains).

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

Nicolas De Santis

Nicolas De Santis was appointed to our Board of Directors as a Non-Executive Director on May 13, 2021. He has been a Compensation Committee and Nominations Committee member since June 23, 2021. Mr. De Santis is a technology entrepreneur, strategist and author with substantial experience in executive and non-executive roles. Mr. De Santis is the Chief Executive Officer of De Santis Corporate Vision, a strategy and innovation consultancy and incubator. De Santis advises multinational corporations and start-ups on business visioning strategy, global branding, business model innovation, sustainability strategies and corporate culture change.

Previously Mr. De Santis served on the board of publicly traded Lyris Technologies (acquired by AUREA Software in 2015). He began his management career at Landor Associates (now WPP Group). As a technology entrepreneur, he co-founded several high-profile start-ups, including opodo.com, one of Europe’s most successful start-ups, reaching $1.5 billion in gross sales. Mr. De Santis sits on the board of several foundations, including, The World Law Foundation, The Moniker Art Foundation and the IWSC Foundation for oenology.

Mr. De Santis is a regular lecturer at business schools and universities on disruptive innovation, business strategy, global branding, business model innovation and culture transformation, including IE Business School, Madrid and the University of Wyoming. He is the author of Futurising Companies® - A systematic approach to winning the future by managing culture as the operating system of organizations.

Rafael Barrilero Yarnoz

Rafael Barrilero Yarnoz was appointed to our Board of Directors as a Non-Executive Director on May 13, 2021. He was appointed Chair of the Compensation Committee and a member of the Nominations Committee on June 23, 2021.

Mr. Barrilero Yarnoz is a senior advisor at Mercer Consulting. Mr. Barrilero Yarnoz has developed his career as a partner of the firm and as a member of the executive committee, leading the advisory talent and reward service for the boards of the main companies and multinationals. He has also led the business throughout the EMEA. Previously, he led the Watson Wyatt consulting firm in Madrid. He began his career as a lawyer at Ebro Agricolas focused on labour law, before serving as Ebro’s head of human resources. In January 2022 he joined the board of directors of AltamarCAM and Grupo Hedima, as a permanent Senior Advisor. He collaborates with the HAZ foundation, whose mission is to ensure transparency and good corporate governance.

Mr. Barrilero Yarnoz has a law degree from Deusto and a Masters in Financial Economics from ICADE, as well as a masters in human resources by Euroforum-INSEAD.

Board Diversity Matrix

On August 6, 2021 the SEC approved Nasdaq’s Board Diversity Rule, requiring Nasdaq-listed companies to, subject to certain transition periods and exceptions (1) publicly disclose board-level diversity statistics in its annual report or on its website and in an aggregated form, using a standardized template and (2) have or explain why they do not have at least two diverse directors.

 Ferroglobe, as a listed foreign private issuer, is required to have, or explain why it does not have, at least two diverse directors, including one who self-identifies as female, and one who self-identifies as either female, LGBTQ+ or an underrepresented individual. Foreign private issuers shall, starting by the later of (i) August 8, 2022, or (ii) the date when the annual report for the year ended 2022 is filed with the SEC, publish board level diversity statistics annually using either the U.S. domestic issuers prescribed matrix or the foreign private issuers prescribed matrix, and have, or explain why they do not have, one diverse director in 2023, and two diverse directors in 2025.

 As a foreign private issuer, Ferroglobe reports board diversity information following the foreign private issuers prescribed matrix. The Company believes that it is presently in compliance with the diversity requirements pursuant to Nasdaq’s listing rules.

 The information provided below is based on the voluntary self-identification of each member of the Company’s Board of Directors as of December 31, 2022:

Board Diversity Matrix (As of December 31, 2022)
Country of Principal Executive Offices	United Kingdom
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	11

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	8	—	—

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction		—
LGBTQ+		—
Did Not Disclose Demographic Background		—

B.    Compensation

Compensation of executive officers and directors

The table below sets out the remuneration earned by our directors during the year ended December 31, 2022:

					Long - Term
($ units)	Salary & Fees	Benefits	Pension	Annual Bonus	Incentives	Total
Executive Directors
Javier López Madrid	685,321	181,562	137,064	1,000,543	1,808,735	3,813,224
Marco Levi	842,400	27,667	168,480	1,279,920	1,716,251	4,034,718
Non-Executive Directors
Rafael Barrilero Yarnoz	128,112	9,261	—	—	—	137,373
Bruce L. Crockett	204,053	21,609	—	—	—	225,662
Stuart E. Eizenstat	106,503	8,644	—	—	—	115,147
Manuel Garrido y Ruano	102,798	5,557	—	—	—	108,355
Nicolas de Santis	110,825	—	—	—	—	110,825
Marta Amusategui	128,729	9,261	—	—	—	137,990
Juan Villar-Mir de Fuentes	87,980	3,704	—	—	—	91,684
Silvia Villar-Mir de Fuentes	107,120	7,409	—	—	—	114,529
Belén Villalonga Morenés	124,408	21,509	—	—	—	145,917

Javier López Madrid holds 28,117 options granted on November 24, 2016 and vested in 2019, 70,464 options granted on June 1, 2017 and vested in 2020, and 46,777 options granted on March 21, 2018 (at target performance in each case). On March 14, 2019 Javier López Madrid was granted 342,329 options (at target performance). As with prior grants, the maximum opportunity for each award is twice target. The awards granted in 2019 were discounted by a significant percentage to take account of the fall in the Company’s share price in 2018 and 2019, with a discount of 50% applied to awards granted to executive directors, and a cap at 400% of each of the above participants’ “normal” award level was also introduced for all 2019 awards. On December 16, 2020, Javier López Madrid was granted 1,355,915 options and Marco Levi was granted 1,279,544 options (at maximum performance in each case). On September 9, 2021, Javier López Madrid was granted 385,611 options and Marco Levi was granted 359,105 options (at maximum performance in each case). On September 22, 2022 Javier Lopez Madrid was grated 184,461 options and Marco Levi was grated 233,236 options at maximum performance in each case

All of these options were granted under the rules of the Company’s Equity Incentive Plan 2016, are over ordinary shares in the capital of the Company and have a strike price of nil, except the options granted in 2021 which have a strike of 0.01. The options vest and become exercisable three years from the date of grant in the case of the options granted in 2017, 2018 and 2019, and four years from the date of grant in the case of the options granted in 2020, in each case to the extent that performance conditions are satisfied, and subject to continued service with the Company, remain exercisable until the tenth anniversary of their grant date. In the case of the options granted in 2021 the options vest on January 1, 2024.

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

The Company’s executive directors are Mr. López Madrid, who has served as Executive Chairman since December 2017 and as a Director since December 2015, and receives a base salary of £555,000 per annum, and Dr. Marco Levi who serves as Chief Executive Officer and Director and receives a base salary of €800,000 per annum. The salary of Mr. López Madrid has remained unchanged since his executive appointment. Effective April 1, 2023, the base salary of Mr. López Madrid was increased 8% in light of the turnaround of the company and the fact that his base salary had not increased since assuming the role of Executive Chairman. Effective April 1, 2023 the base salary of Dr. Levi was increased 2%

In relation to the Company’s non-executive directors, the Policy provides, in summary, that:

●	Non-executive directors are paid a basic fee. Supplementary fees are paid for additional responsibilities and activities such as membership of a main Board committee or assuming chairmanship of a committee. Travel fees may be paid to reflect additional time incurred in travelling to meetings;
●	Currently, non-executive directors receive a base fee of £70 thousand per annum, with supplemental fees being payable if that non-executive director is also the senior independent director (£35,000 per annum), a member of the Audit Committee (£17,500 per annum), a member of the Compensation Committee (£15,500 per annum), a member of the Corporate Governance Committee (£12,000 per annum) or a Committee Chairman (two times membership fee). Non-executive directors receive a travel fee of either £3,500 (for intercontinental travel) or £1,500 (for continental travel) per meeting. Members of the Nominations Committee receive a fee of £1,500 for each meeting, with a maximum set at £10,000 per annum. Extraordinary meetings are paid at £2,500 for in person meetings and £1,250 by videocoference or telephone. Where the Chair of the Nominations Committee is also an executive director, he or she is paid no fee for their chairmanship. Non-executive director fee levels are reviewed periodically, with reference to time commitment, knowledge, experience and responsibilities of the role as well as market levels in comparable companies both in terms of size and sector. No maximum fee level or prescribed annual increase is set under the Policy;
●	reasonable expenses incurred by the non-executive directors in carrying out their duties may be reimbursed by the Company including any personal tax payable by the non-executive director as a result of reimbursement of those expenses. The Company may also pay an allowance in lieu of expenses if it deems this appropriate;
●	non-executive directors are provided with directors’ and officers’ liability insurance and an indemnity to the fullest extent permitted by the UK Companies Act 2006.

C.    Board Practices

Board composition and election of Directors

As of the date of this annual report, our Board of Directors consists of eleven directors, of whom two are executive directors and nine are non-executive directors. The maximum and minimum number of directors is eleven and two respectively. Subject to the approval of the Nominations Committee, the Chief Executive Officer is nominated as a director by the Board of Directors. Of the directors, Javier López Madrid, Manuel Garrido y Ruano and Juan Villar Mir  de Fuentes are Grupo VM nominees. Silvia Villar-Mir de Fuentes was appointed to the Board on May 13, 2021 as a non-executive director who is affiliated with Grupo VM.  The remaining non-executive directors are independent.

All directors will stand for re-election at the Company’s annual general meeting in June, 2023. Any director not so elected or re-elected will stand down. No new executive directors may be appointed without the approval of a majority of Grupo VM nominees and a majority of independent directors.

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

Committees of the Board of Directors

During the year ended December 31, 2022, our Board of Directors had four standing committees: an Audit Committee, a Compensation Committee, a Corporate Governance Committee and a Nominations Committee.

Audit Committee

During the year ended December 31, 2022, our Audit Committee consisted of three directors:Mses. Amusategui and Villalonga and Mr. Crockett (as Chair). Mr. Crockett serves as Chairman of the Committee from May 31, 2020 and he meets the requirements as an “audit committee financial expert” under the rules of the SEC and qualifies as a financially sophisticated audit committee member as required by the NASDAQ rules relating to audit committees. Our Board has determined that each of these directors satisfies the enhanced independence requirements for audit committee members required by Rule 10A-3 under the U.S. Exchange Act, and is financially literate as that phrase is used in the additional audit committee requirements of the NASDAQ rules.

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

Compensation Committee

During the year ended December 31, 2022, our Compensation Committee consisted of of four directors: Mses. Amusategui and Villar-Mir de Fuentes and Messrs. Barrilero (Chair) and De Santis. With the exception of Ms. Villar-Mir de Fuentes, our Board has determined that each of these directors meets the heightened independence requirements of compensation committee members under SEC rules.

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

Nominations Committee

During the year ended December 31, 2022 our Nominations Committee consisted of four directors: Messrs. López Madrid (as Chair), Eizenstat, Barrilero and De Santis.

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

Corporate Governance Committee

During the year ended December 31, 2022, our Corporate Governance Committee consisted of four directors: Ms Villar-Mir de Fuentes and Messrs. Crockett (as Chair), Eizenstat and Garrido y Ruano.

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

Senior Independent Director

In October 2017, the Board established the role of Senior Independent Director, to provide a sounding board for the Chairman and to serve as intermediary for the other directors where necessary. During the year ended December 31, 2022, Mr. Crockett has served as Senior Independent Director.

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

D.    Employees

As of  December 31, 2022, 2021 and 2020, on a consolidated basis, the number of employees, across the Ferroglobe Group was 3,265, 3,425 and 3,270 respectively, excluding temporary employees. We believe our relations with our employees are generally good and we have not experienced any significant labor disputes or work stoppages due to industrial action in recent years.

The following table shows the number of our full-time employees as of December 31, 2022, 2021 and 2020 on a consolidated basis, broken down by region:

	2022	2021	2020
North America	980	924	820
Spain	551	578	574
France	921	1,075	1,041
South Africa	293	306	314
Rest of the world	520	542	521
Total number of employees	3,265	3,425	3,270

Collective bargaining agreements (“CBAs”) are applicable to our operations in Spain, France, South Africa, Argentina, Norway, the United States, Canada and Venezuela. We have experienced union activity and strikes in the past. For example, in France from time to time. In France there have been several strikes in 2021 mainly against the restructuring plan, but none in 2022. See “Item 3.D.—Key Information—Risk Factors—We are subject to the risk of union disputes and work stoppages at our facilities, which could have a material adverse effect on our business.”

To improve the structure of our labor relations in Spain, a national collective agreement (“NCA”) was entered into on February 2, 2018 with four out of the five trade unions representing over 70% of our workforce at the plants of Boo, Sabón, Monzón, the mining facilities in Spain and the Madrid office. The NCA provides a labor relations framework which establishes common parameters for all the work sites and is complementary to the site-specific Collective Bargaining Agreements. This NCA regulates matters such as wage increases, annual working time, professional training, gender equality and disciplinary actions. During 2022 negotiations took place to renew the NCA and the site CBAs, and determine annual salary increases for staff under their jurisdiction. Agreements were reached during the last quarter.  A renewal of the NCA and the various CBAs will need to be undertaken in 2023. In the meantime, all the clauses remain in force, except those that related to salary increases.

The production stoppages at the three manufacturing facilities in Spain (Boo, Sabón and Monzón) which were initiated during the 4th quarter 2022 due to unsustainable energy costs meant that employees were placed on furlough arrangements while the plants remain idled. The measures which regulate the furlough arrangements were the result of negotiated agreements with the employee representatives at each plant. These agreements have an expiry date of end 2023 and may be extended if necessary.

In France, all employees of the FerroPem SAS plants in Anglefort, Château Feuillet, Clavaux, Laudun, Montricher, Pierrefitte, the Saint-Béron plant and the Chambéry head office are covered by the Convention Collective Nationale de la Chimie. This agreement does not have an expiration date.

The "Incentive Agreement", which is an employee incentive bonus plan based on a profit-sharing formula defined in the agreement, was signed on June 23, 2022 and the "Profit Sharing Agreement", which is  mandatory under French law, was signed on December 13, 2017. No profit-sharing amounts were paid for 2019, 2020 and 2021. For the fiscal year 2022, the economic results have generated both profit-sharing and incentive payments.

In France, there is a mandatory annual negotiation with the central works council (CSEC), primarily to set salary increases, but other matters are also addressed by this negotiation such as professional equality, employment of disabled staff, quality of life at work, employment and skills, and working hours. The 2022 salary negotiation meetings took place in May. The next mandatory negotiations are scheduled for first half of 2023.

In April 2021, a restructuring plan was announced, and a social plan was agreed with the unions in April 2022. The plan to close the Château-Feuillet plant and transfer the central laboratory from Chambéry to Anglefort resulted in the proposal of 35 job transfers and 195 job cuts.

The employees of Ferroglobe Manganese France SAS are also covered by the French national collective agreement for the chemical industrys. A "profit-sharing agreement" was signed in January 2021, for a period of three years until December 2023. Employees also benefit from an individual bonus system (called PN10) negotiated each year, alongside the salary increases as part of the annual mandatory negotiation process. A new agreement has been negotiated for 2022. Finally, the plant benefits from a mandatory profit-sharing agreement signed in 2007, with three amendments signed in 2009, 2010 and 2020, with no expiry date.

At Ferroglobe Mangan Norge AS (“FMN”) in Norward, three trade unions are represented among the employees. There is a collective bargaining agreement in place for all trade unions. This agreement has been renegotiated in April 2022.  The unions represented at FMN are Industry and Energy (IE – for operators), Tekna (an engineers´ union), and FLT (a supervisors union).

In South Africa, the wage agreement for the TCM Delmas mine expired on 28 February 2023 and a new two-year wage agreement was concluded for the period 1 March 2023 to 28 February 2025. A two-year wage agreement was concluded for the eMalahleni plant in 2022 and the agreement will expire on 30 June 2024.  Both agreements were concluded without any dispute. The Polokwane plant was restarted in October 2022 and most of the employees in the bargaining unit were appointed in September 2022. The compensation and benefits for these employees will be reviewed in September 2023. Currently there is no recognized trade union at the plant, but it is anticipated that the situation will change as the plant returns to full production.

In the United States, hourly employees at the Selma, Alabama facility are covered by a collective bargaining agreement with the Industrial Division of the Communications Workers of America under a contract that will expire on April 30, 2023. Hourly employees at the Alloy, West Virginia and Bridgeport, Alabama facilities are covered by collective bargaining agreements with The United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union under contracts running through April 3 2024 and February 28, 2024, respectively. In 2021 the Niagara Facility was sold. In 2022 the Selma facility was restarted.

Union employees in Argentina work under an annual National contract valid from May 2021 to April 30, 2022. Renewal is now underway.

In Canada, union employees at the Bécancour plant in Québec are covered by a Union Certification held by CEP, Local 184. The corresponding collective bargaining agreement at the Bécancour facility runs through April 30, 2024, following negotiations completed in 2021.

In the People’s Republic of China (“PRC”), at our Yonvey plant, where operations were restarted in 2017, there is a labor union committee, supervised by the local labor union and required by it to enter into annual agreements on matters such as collective representation, collective salary negotiation and the protection of women’s rights. The collective salary agreement in force at Yonvey remained in effect until March 2021, a new agreement was negotiated in March 2022.

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

	Number of Shares	Percentage of
	Beneficially Owned	Outstanding Shares
Directors and Executive Officers:
Javier López Madrid (1)	304,537	*
Marco Levi	100,000	*
Beatriz Garcia Cos Muntanola	—	—
Bruce L. Crockett	46,000	*
Stuart E. Eizenstat	60,779	*
Manuel Garrido y Ruano	870	*
Marta de Amusategui y Vergara	78,220	*
Juan Villar-Mir de Fuentes	—	—
Rafael Barrilero Yarnoz	—	—
Nicolas De Santis	—	—
Belen Villalonga	—	—
Silvia Villar-Mir de Fuentes	49,400	*
Directors and Executive Officers as a Group	639,806
*	Less than one percent (1%)

(1)  Includes (a) 28,117 shares issuable upon exercise of options over ordinary shares which options which expire on November 24, 2026; (b) 70,464 shares issuable upon exercise of options over ordinary shares which options which expire on June 11, 2027; (c) 46,777 shares issuable upon exercise of options over ordinary shares which options which expire on March 20, 2028; (d) 23,066 shares issuable in concept of deferred bonus which is exercisable until June 24, 2028; or (e) 110,113 shares issuable upon exercise of options over ordinary shares which options expire on March 13, 2029.  The options referred to above were issued under the Ferroglobe PLC Equity Incentive Plan (EIP) under which awards may be made to selected employees of the Company. Awards under the EIP have been made to members of senior management, including to Mr. López Madrid on the terms set out in “– Compensation” above.

ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

The following table sets forth certain information regarding beneficial ownership of shares by each stockholder known by us to be the beneficial owner of more than 5% of our shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Percentage of ownership is based on 187,433,543 shares outstanding (excluding those held in Treasury).

	Number of Shares	Percentage of
	Beneficially Owned	Outstanding Shares
Grupo Villar Mir, S.A.U.	76,265,434	40.7
Cooper Creek Partners Management LLC	11,144,337	5.9

As of December 31, 2021 and 2020, the percentage of ownership of Grupo Villar Mir, S.A.U was 48.6% and 53.8% respectively.

The Company’s shareholders do not have different voting rights.

As of  May 1, 2023, Ferroglobe had four record holders in the United States, holding all of our outstanding shares. One of these shareholders is Cede & Co. The shares held by Cede & Co as record holder are held for underlying beneficial holders holding in ‘street name’.

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

VM Energía and Energya VM

Under contracts entered into with FerroAtlántica S.A.U., (“FAU”) on June 22, 2010 and December 29, 2010 (assigned to FerroAtlántica de Boo, S.L.U. (“FAU Boo”) and to FerroAtlántica de Sabon, S.L.U. (“FAU Sabon”) in August 2019 in anticipation of the FAU Disposal), and with Hidro Nitro Española on December 27, 2012 (assigned to FerroAtlántica del Cinca when Hidro Nitro Española was sold in December 2018), VM Energía supplies the energy needs of the Boo, Sabón and Monzón electrometallurgy facilities, as a broker for FAU (FAU Boo or FAU Sabon, as appropriate) and Hidro Nitro Española (now FerroAtlántica del Cinca) in the wholesale power market. The contracts allow FAU (FAU Boo or FAU Sabon, as appropriate) and Hidro Nitro Española (now FerroAtlántica del Cinca) to buy energy from the grid at market conditions without incurring costs normally associated with operating in the complex wholesale power market, as well as to apply for fixed price arrangements in advance from VM Energía, based on the energy markets for the power, period and profile applied for. The contracts have a term of one year, which can be extended by the mutual consent of the parties to the contract. The contracts were renewed in January 2019 and will renew annually for up to three years unless terminated. The contracts were again renewed in January 2020. In January 2021, the contracts were renewed for two years with the possibility to extend it for additional one-year periods unless terminated with thirty days’ notice. On September 30, 2021 Grupo FerroAtlántica, S.A.U absorbed its subsidiaries FAU Boo and FAU Sabón assuming all the rights and obligations derived from those contracts. Those contracts were assigned from Villar Mir Energía SLU to Energya VM Gestión de Energía, SLU (“Energya VM”) on October 15, 2022. The relevant contracting party within the Ferroglobe group pays VM Energía a service charge in addition to paying for the cost of energy purchase from the market. For the fiscal year ended December 31, 2022, Grupo Ferroatlantica S.A.U and FerroAtlantica del Cinca’s obligations to make payments to VM Energía or Energya VM under their respective agreements for the purchase of energy plus the service charge amounted to   $95,401 thousand and $37,317 thousand, respectively.  For the fiscal year ended December 31, 2021, Grupo Ferroatlantica S.A.U and FerroAtlantica del Cinca’s obligations to make payments to VM Energía under their respective agreements for the purchase of energy plus the service charge amounted to $102,065 thousand and $30,501 thousand, respectively. For the fiscal year ended December 31, 2020, FAU Boo, FAU Sabon and FerroAtlantica del Cinca’s obligations to make payments to VM Energía under their respective agreements for the purchase of energy plus the service charge amounted to $16,924 thousand, $14,334 thousand and $8,643 thousand, respectively. These contracts are similar to contracts FerroAtlántica signs with other third-party brokers.

Under contracts entered into with Rocas, Arcillas y Minerales SA (“RAMSA”) on December 3, 2010 and with Cuarzos Industriales SA (“CISA”) on April 27, 2012, VM Energía supplied the energy needs of the mining facilities operated by those companies, as a broker for RAMSA and CISA in the wholesale power market. RAMSA and CISA are both subsidiaries of the Company operating in the mining sector. These agreements superseded in 2019 by agreements entered into as of 15 March 2019 between VM Energía and each of RAMSA and CISA pursuant to which VM Energía provides equivalent intermediary services for term of one year, renewing annually. Those contracts were assigned from Villar Mir Energía SLU to Energya VM Gestión de Energía, SLU (“Energya VM”) on September 27, 2022. For the fiscal year ended December 31, 2022, RAMSA and CISA’s obligations to make payments to VM Energía or Energya VM under their respective agreements amounted to $1,152 thousand and $459 thousand respectively. For the fiscal year ended December 31, 2022, RAMSA and CISA’s obligations to make payments to VM Energía under their respective agreements amounted to $1,152 thousand and $460 thousand respectively. For the fiscal year ended December 31, 2021, RAMSA was obliged to make payments to VM Energía of $1,012 thousand under its agreements then in force with VM Energía and CISA was obliged to make payments to VM Energía of $353 thousand under its agreements then in force with VM Energía.  For the fiscal year ended December 31, 2020, RAMSA was obliged to make payments to VM Energía of $427 thousand under its agreements then in force with VM Energía and CISA was obliged to make payments to VM Energía of $220 thousand under its agreements then in force with VM Energía.

Additionally, for the fiscal year ended December 31, 2022, 2021 and  2020, Enérgya VM invoiced other subsidiaries of FerroAtlántica for a total amount of $ 647 thousand, $120  thousand and $79  thousand, respectively.

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

On December 14, 2021, Grupo FerroAtlántica entered into an agreement with VM Energía to assist in the identification of counterparties and intermediation for the closing of long-term power purchase agreements. The agreement extended for a new three-months period and automatic renewals with a thirty day prior notice for its termination.

On December 22, 2022, Grupo FerroAtlántica and VM Energía entered into a Power Purchase Agreement (PPA). Under this PPA, VM Energía will supply to Sabón plant 65 GW on a pay as produced basis during 10 years from the commencement of operation of the Plants. This PPA will cover 10% of the total power consumption of the Sabón plant. In January 2023, VME was denied authorization to construct the plants, so the PPA was amicably terminated.

Anook, S.L

On April 2022, Grupo VM sold its interest in Espacio I.T. so those transactions do not involve a Grupo VM subsidiary and therefore as of that date should no longer be considered as related party transactions. The company was renamed Anook, S.L., shortly after the adquisition.

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

Under a contract entered into on January 1, 2004, Espacio I.T. provided FAU with information processing, data management, data security, communications, systems control and customer support services. The contract was assigned to Servicios shortly prior to the FAU Disposal; it has a one-year term, subject to automatic yearly renewal, unless terminated with notice provided three months prior to the scheduled renewal. The base yearly amount due under the contract for these services is $641 thousand, exclusive of VAT and subject to inflation adjustment. For the years 2021  and 2022 , Servicios’s obligations to make payments to Espacio IT under this agreement amounted to $1,427  thousand and $618 thousand respectively.

Under a contract entered into on January 1, 2006, Espacio I.T. provides FerroPem, SAS with information processing, data management, data security, communications, systems control and customer support services. The contract has a one-year term, subject to automatic yearly renewal, unless terminated with notice provided three months prior to the scheduled renewal. The base yearly amount due under the contract for these services is $826 thousand, exclusive of VAT and subject to inflation adjustment. For the fiscal years 2022 , 2021 , and 2020 , FerroPem, SAS’s obligations to make payments to Espacio I.T. under this agreement amounted to $215 thousand, $860  thousand and $823  thousand, respectively.

Under a contract entered into on January 1, 2009, Espacio I.T. provides Silicon Smelters (Pty), Ltd. with services including the maintenance and monitoring of the company’s network, servers, applications, and user workstations, as well as standard software licenses. The contract has a one-year term, subject to automatic yearly renewal, unless terminated with notice three months prior to the scheduled renewal. The base yearly amount due under the contact is $266 thousand, subject to inflation adjustment. For the fiscal years 2022, 2021 and 2020 Silicon Smelters (Pty), Ltd.’s obligations to make payments to Espacio I.T. under this agreement amounted to $65 thousand, $274 thousand, and $264 thousand, respectively.

Under a contract entered into on May 2, 2016, Espacio I.T. provides Quebec Silicon with services including the maintenance and monitoring of its network, servers, applications, and user workstations, as well as standard software licenses at Quebec Silicon. The contract has a one-year term, subject to automatic yearly renewal, unless terminated with notice three months prior to the scheduled renewal. The base yearly amount due under the contract is $148 thousand, subject to inflation adjustment. For the fiscal years 2022, 2021 and 2020 payments made under this contract to Espacio I.T. were $37 thousand, $147  thousand and $141  thousand, respectively.

Espacio I.T. also provides Grupo FerroAtlántica with IT outsourcing services in connection with the Mangshi facility in China and provided Hidro Nitro Española (FerroAtlántica del Cinca) with IT services, for neither of which is there a formal contract in place. The amounts invoiced in connection with these services for the fiscal years 2022, 2021 and 2020, $59 thousand, $30 thousand and $41 thousand, respectively paid by Grupo FerroAtlántica, $62 thousand, $240 thousand, and $232 thousand, respectively paid by FerroAtlántica del Cinca.

For the fiscal years 2022, 2021, and 2020, Espacio I.T. and other subsidiaries of Grupo VM involved in the provision of IT services invoiced FAU and other subsidiaries of Grupo FerroAtlántica and Ferroglobe PLC in a total amount of $59 thousand, $190  thousand, and $161  thousand, respectively.

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

Additionally, as a result of a tax audit of the IESA tax group, a reassessment of its net operating losses (NOLs) was made within the members of the tax group with respect to fiscal years 2008 through 2012.  In particular, additional NOLs were attributed to Grupo Ferroatlántica, S.A.U. (GFAT) and Ferroatlántica, S.A.U. (FAT). GFAT, as top parent company of a tax group to which FAT belonged to until fiscal year 2019, filed an amending corporate income tax (CIT) return of fiscal years 2016 and 2017. By way of this amending returns, the reassigned NOLs of FAT have been partially applied and consequently partial refund of the CIT paid in such fiscal years has been in the amount of $592,378. To the extent that the negative results obtained by GFAT and FAT when forming part of the IESA tax group were duly paid each year, this refund corresponds to IESA. GFAT has granted to IESA a loan in the amount of the CIT refund requested (the CIT loan). Therefore, upon receiving the CIT refund, the CIT loan will be canceled under an assignment and offsetting agreement between GFAT and IESA. The CIT loan bears interest annually at 5.25% fix rate for one-year loan under Ferroglobe transfer pricing policy.

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

In July 2019, the Solar JV was unwound on the following terms:

●	FerroAtlántica acquired the whole of the share capital of OpCo for €1;
●	Aurinka PV acquired 1% of SFS’s interest in the share capital of R&DCo for €1, such that, following such disposal, R&DCo is owned as to 50% by SFS and, following the disposal of its 49% shareholding by Blue Power to Aurinka PV, 50% by Aurinka PV;
●	SFS agreed to sell certain patents to R&DCo for €1;
●	arrangements were made between;
o	Aurinka PV and OpCo pursuant to which Aurinka PV will continue to maintain the Puertollano plant for a monthly fee of $33.6 thousand and for a maximum term expiring on December 31, 2020. Amounts paid pursuant to these arrangements in the fiscal year ended December 31, 2019 totalled $404;
o	Aurinka PV and FerroAtlántica, FAU and Opco for the payment by the latter of the sum of $2,800 thousand and the grant by Opco to Aurinka of an option to purchase certain equipment with a book value of approximately $6,721 thousand for the sum of $1,120 thousand, in satisfaction of any claim Aurinka PV might otherwise have in relation to the termination of the Solar JV. In April 2022, Aurinka PV exercised its option to purchase certain equipment with a book value of 1,771,725€. Eventually, Aurinka has only exercised the purchase option in time for a book value of 1,000,000€;
o	Aurinka PV and FerroAtlántica, SFS and Opco for the marketing and promotion of the sale of the OpCo and SFS’s rights in R&DCo, including a right of first refusal to Aurinka PV to purchase the 50% shares in R&DCo owned by SFS and a right of first refusal to Aurinka PV to acquire assets owned by Opco. This agreement was extended until June 30, 2021 and the purchase option was exercised on February 24, 2021. On March 10, 2021 the Parties partially executed the purchase option $111 Thousand.
●	save as set out above, all arrangements in place with Blue Power or Aurinka PV in relation to OpCo or R&DCo and any rights or claims which Aurinka PV or Blue Power might have in relation thereto were brought to an end.

Corporate Vision Strategists Ltd.

On September 20, 2020 Ferroglobe entered into a lease agreement with Corporate Vision Strategists Ltd for the provision of corporate and head office services for 13 Chesterfield Street, Mayfair, London, W1J 5JN. Nicolas de Santis, a Ferroglobe Director, became a director of the Company on May 13, 2021 and  exercises significant influence over Corporate Vision Strategists Ltd as the company is wholly owned by him. For the years ended December 31, 2022 and 2021, Ferroglobe’s obligations to make payments to Corporate Vision Strategists Ltd under this agreement amounted to $99 thousand, and $68 thousand.

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

Asbestos-related claims

Certain employees of FerroPem, SAS, then known as Pechiney Electrometallurgie, S.A. (“PEM”), may have been exposed to asbestos at its plants in France in the decades prior to FerroAtlántica Group’s purchase of that business in December 2004. During the period in question, PEM was wholly-owned by Pechiney Bâtiments, S.A., which had certain indemnification obligations to FerroAtlántica pursuant to the 2004 Share Sale and Purchase Agreement under which our FerroAtlántica acquired PEM. As of December 31, 2022, approximately 100 such employees “declared” asbestos-related injury to the French social security agencies. Approximately, three quarters of these cases now have been closed.  Of the remaining cases, approximately half include assertions of “inexcusable negligence” (“faute inexcusable”) which, if upheld, may lead to material liability in the aggregate on the part of FerroPem.  Other employees may declare further asbestos-related injuries in the future, and may likewise assert inexcusable negligence. Litigation against, and material liability on the part of, FerroPem will not necessarily arise in each case, and to date a majority of such declared injuries have been minor and have not led to significant liability on Ferropem’s part. Whether liability for “inexcusable negligence” will be found is determined case-by-case, often over a period of years, depending on the evolution of the claimant’s asbestos-related condition, the possibility that the claimant was exposed while working for other employers and, where asserted, the claimant’s ability to prove inexcusable negligence on PEM’s part. Because of these and other uncertainties, no reliable estimate can be made of FerroPem’s eventual liability in these matters, with exception of three grave cases that were litigated through the appeal process and in which claimants’ assertions of inexcusable negligence were upheld against FerroPem. Liabilities in respect to asbestos-related claims have been recorded at December 31, 2022 at an estimated amount of $955 thousand.

Environmental matters

Since 2016, GMI has been negotiating with the U.S. Department of Justice (the “DOJ”) and the U.S. Environmental Protection Agency (the “EPA”) to resolve two Notices of Violation/Findings of Violation (“NOV/FOV”) that the EPA issued to the Beverly facility.  The first NOV/FOV was issued on July 1, 2015 and alleges certain violations of the Prevention of Significant Deterioration (“PSD”) and New Source Performance Standards provisions of the Clean Air Act associated with a 2013 project performed at GMI’s Beverly facility. Specifically, the July 2015 NOV/FOV alleges violations of the facility’s existing operating and construction permits, including allegations related to opacity emissions, sulfur dioxide and particulate matter emissions, and failure to keep necessary records and properly monitor certain equipment. The second NOV/FOV was issued on December 6, 2016, and arose from the same facts as the July 2015 NOV/FOV and subsequent EPA inspections. The second NOV/FOV alleges opacity exceedances at certain units, failure to prevent the release of particulate emissions through the use of furnace hoods at a certain unit, and the failure to install Reasonably Available Control Measures (as defined) at certain emission units at the Beverly facility. To resolve the NOV/FOVs, GMI likely will be required to install additional pollution control equipment, implement other measures to reduce emissions from the facility, as well as pay a civil penalty.  Should the DOJ and GMI be unable to reach a negotiated resolution of the NOVs/FOVs, the authorities could institute formal legal proceedings for injunctive relief and civil penalties. The statutory maximum penalty is $93,750 per day per violation, from April, 2013 to December 2021, and $109,024 per day thereafter.

Information Requests

In early 2023 we received information requests to provide certain information to assist the Department of Justice in connection with their investigation of a suspected crime.  As of the date of this report, the Company has received no indication from any authority that any Group company is under investigation.  The Company is fully cooperating with these requests.

Other legal procedures

In the first quarter of 2023, the Company reached full and final settlements of civil lawsuits arising out of 2018 incident at Globe Metallurgical Inc.’s Selma, Alabama, facility in which two employees were injured, one of whom later died.  The Company’s insurer settled those claims for $18m and paid the amounts directly.

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

In February 2016, Mr. López Madrid was called as “investigado” by a Spanish investigative court in connection with the “Púnica” investigation into possible bribery relating to awards of public contracts. This matter is comprised of two related investigations.  The court for the “Pieza 9” investigation has dismissed Mr. López Madrid. In the “Pieza 8” investigation, the court is pending resolution of a motion to dismiss filed by Mr. López Madrid.

In connection with this matter, a further investigation (the “Lezo” investigation) was initiated and, in April 2017, Mr. López Madrid was questioned in relation to an alleged payment in 2007 of €1.4 million in favor of public officials by Obrascón Huarte Lain, S.A. (“OHL”), a company listed in Spain and at the time partially owned by Grupo VM. Mr. López Madrid was a non-executive director of OHL at the time of the alleged payment and has never held executive responsibility at OHL. Charges have been filed in connection with the “Lezo” investigation, and Mr. López Madrid has filed his defense brief vehemently denying the allegations against him. A trial date is pending to be set for this matter.

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

In September 2014, the Dermatologist filed a criminal complaint in another Spanish court against Mr. López Madrid for harassment and in connection with which he was called as “investigado”. A trial date is pending to be set for this matter. In a subsequent expansion of the claim, the investigative court is investigating an accusation that Mr. López Madrid hired a former police commissioner to harass and physically assault the Dermatologist. Following a determination by the Public Prosecutor’s office that no crime was committed, Mr. López Madrid filed a motion to dismiss the matter. The case is in the intermediate phase, and Mr. López Madrid vehemently denies the allegations against him.

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

B.    Significant Changes

Reindus Loan

In January 25, 2022, the Ministry opened a procedure to decide about the potential reimbursement of the loan. The company presented its allegations in February 15, 2022. Based on those allegations, in January 19, 2023, a new resolution was signed by the Ministry terminating the total reimbursement procedure initiated in January 2022. Once that procedure was definitively closed, the company decided to proceed with the foreseen partial early repayment of €16.3 million in February 10, 2023.

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

Board Powers and Function

The members of the Board, subject to the restrictions contained in the Articles, are responsible for the management of the Company’s business, for which purpose they may exercise all our powers whether relating to the management of the business or not. In exercising their powers, the members of the Board must perform their duties to us under English law. These duties include, among others:

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

C.    Material Contracts

Asset-Based Lending Facility

On June 30, 2022, Ferroglobe subsidiaries Globe Specialty Metals, Inc., and QSIP Canada ULC entered into a Credit and Security Agreement for a new, five-year $100 million North American asset-based revolving credit facility with Bank of Montreal as lender and agent (the “BMO ABL Revolver”). The maximum amount available under the ABL Revolver is subject to a borrowing base test comprising North American inventory and accounts receivable of Globe and QSIP.

The credit agreement contains, inter-alia, certain covenants which are customary for transactions of this nature relating to additional indebtedness, liens, investments, dispositions. Furthermore, the credit agreement contains no leverage-based or financial ratio-based covenants.

Interest expense under the ABL Revolver is equal to SOFR plus 10 bps for 30-day SOFR’s applicable margin, or Prime Spread for drawdowns outstanding for less than 30 days. The company did not make an initial drawing upon closing and the facility remains undrawn as of the date of this report.

Prior ABL

On October, 11, 2019, Ferroglobe subsidiaries Globe Specialty Metals, Inc., and QSIP Canada ULC, as borrowers, entered into a Credit and Security Agreement for a new $100 million north American asset-based revolving credit facility (the “PNC ABL Revolver”), with PNC Bank, N.A., as lender. On March 16, 2021, the Company repaid in its entirety the remaining balance in an amount equal to $39,476 thousand, cancelling its obligations derived from the contract.

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

On July 21, 2022, Ferroglobe Finance Company, PLC redeemed of all the 9.0% Super Senior Notes due 2025 issued at 100% of the principal amount thereof plus accrued interest.

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

REINDUS Loan

On September 8, 2016, FerroAtlántica, S.A.U. (“FAU”), as borrower, and the Spanish Ministry of Industry, Tourism and Commerce (the “Ministry”), as lender, entered into a loan agreement under which the Ministry made available to the borrower a loan in aggregate principal amount of €44.9 million, in connection with the industrial development projects relating silicon purification project. FAU transferred the loan to OPCO before its sale. See “Item 4.B.—Information on the Company—Business Overview—Research and Development (R&D)—Solar grade silicon.” The loan of €44.9 million was scheduled to be repaid in seven installments starting in 2023 and completing by 2030.  Interest on outstanding amounts under the loan accrues at an annual rate of 3.55%. As of December 31, 2022, the balance of the remaining loan has been presented within Current liabilities.

Use of the proceeds of the outstanding loan was limited to the period between January 1, 2016 and May 24, 2019. On May 24, 2019, a report on uses of the loan was presented to the Ministry. In January 25, 2022, the Ministry opened a procedure to decide about the potential reimbursement of the loan. The company presented its allegations in February 15, 2022. Based on those allegations, in January 2023, a new resolution was signed by the Ministry terminating the total reimbursement procedure initiated in January 2022. Once that procedure was definitively closed, the company decided to proceed with the foreseen partial early repayment of €16.3 million in February 10, 2023.

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

Until the loans have been fully repaid, the Beneficiaries are subject to several restrictions, including the following prohibited payments: (1) payment of dividends; (2) payment of management fee; (3) repayment of intra-group loans; (4) payment of intercompany net commercial balances if they exceed the required threshold of €163 million for the net intercompany commercial balances (denominated “legacy”); and (5) payment of interest on intercompany loans corresponding to the years 2021 and 2022.

NMTC Program

The New Markets Tax Credit Program (NMTC Program) helps economically distressed communities attract private capital by providing investors with a federal tax credit. Investments made through the NMTC Program are used to finance businesses, breathing new life into neglected, underserved low-income communities. The reactivation of the plant in Selma, Alabama, has been granted with a $13.5 million allocation by the end of fiscal year 2022 under the NMTC Program. This allocation has been subscribed by Globe Metallurgical, Inc. (GMI) as owner of the plant and United Bank as investor and beneficiary of the tax credit resulting from this grant. As a result of the structure implemented for the NMTC, (i) Globe Specialty Metals, Inc. (GSM) has granted a loan to a special purpose vehicle (SPV I) (Leveraged Loan) and (ii) GMI has received two qualify low-income community investment loans (QLICI Loans) from another special purposes vehicle (SPV II) wholly owned by SPV I. Leverage loan is in the amount of $9.9 million, a 26 years term and an interest rate of 4.27%. QLICI Loan A is in the amount of $9.9 million, with a 30 years term and 3.57% interest rate. QLICI Loan B is in the amount of $3.3 million, with a 30 years term and 3.57% interest rate. Out of this investment-funding structure,  GMI receives a federal grant of approximately $2.8 million, out of which, all the expenses related to the investment-funding structure are to be detracted, resulting in a net subsidy of approximately $1.8 million. This subsidy must be invested in in CAPEX in the Selma plant throughout fiscal year 2023 as per the investment plan of the group.

The net subsidy is deposited in a restricted account held by GMI. Drawing from this restricted account requires filing a disbursement request vis a vis United Bank, submitting invoices from suppliers relating to CAPEX invested in the Selma plant.

After seven years, the NMTC structure set up will be wound up, as a result of which (ii) SPV II will cancel the QLICI B loan, resulting in cancellation of debt income (CODI) for GMI; (ii) GSM will become the owner of SPV I and SPV II. Upon liquidation and dissolution of these two entities, the Leverage loan will void by confusion. QLICI A loan will be capitalized by GSM into GMI.

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

A nil rate of income tax will currently apply to the first £2 thousand of dividend income received by an individual shareholder in a tax year (the “Nil Rate Amount”), regardless of what tax rate would otherwise apply to that dividend income. This will reduce to £1 thousand from 6 April 2023 and to £500 from 6 April 2024. Any dividend income received by an individual shareholder in a tax year in excess of the Nil Rate Amount will be subject to income tax at dividend rates determined by thresholds of income, as follows:

●	at the rate of 8.5%, to the extent that the relevant dividend income falls below the threshold for the higher rate of income tax;
●	at the rate of 33.5%, to the extent that the relevant dividend income falls above the threshold for the higher rate of income tax but below the threshold for the additional rate of income tax; and
●	at the rate of 39.35%, to the extent that the relevant dividend income falls above the threshold for the additional rate of income tax.

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

If an individual holder of ordinary shares who is subject to U.K. income tax at either the higher or the additional rate becomes liable to U.K. capital gains tax on the disposal of ordinary shares, the applicable rate will be 20%. For an individual holder of ordinary shares who is subject to U.K. income tax at the basic rate and liable to U.K. capital gains tax on such disposal, the applicable rate would be 10%, save to the extent that any capital gains exceed the unused basic rate tax band. In that case, the rate applicable to the excess would be 20%. No indexation allowance will be available to an individual holder of ordinary shares in respect of any disposal of such shares. However, the capital gains tax annual exempt amount (which is £12,300 (2022/23) for individuals (2021/22: £12,300) reducing to £6,000 from 6 April 2023) may be available to exempt any chargeable gain, to the extent that the exemption has not already been utilized.

If a corporate holder of ordinary shares becomes liable to U.K. corporation tax on the disposal of ordinary shares, the main rate of U.K. corporation tax (currently 19%, rising to 25% on 1 April 2023) would apply. An indexation allowance may be available to such a holder to give an additional deduction based on the indexation of its base cost in the shares by reference to U.K. retail price inflation over its holding period (if the shares were acquired before December 2017). An indexation allowance can only reduce a gain on a future disposal, and cannot create a loss.

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

Transfers of interest in ordinary shares within a clearance service or depositary receipt system should not give rise to a liability to U.K. stamp duty or SDRT, provided that no instrument of transfer is entered into and that no election that applies to the ordinary shares is or has been made by the clearance service under Section 97A of the U.K. Finance Act 1986.

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

If ordinary shares (or interests therein) are subsequently transferred into a clearance service or depositary receipt system, under Sections 93 and 96 of the U.K. Finance Act 1986 a U.K. stamp duty or SDRT charge will generally apply at the rate of 1.5% of the amount or value of the consideration given (rounded up in the case of U.K. stamp duty to the nearest £5) or, in certain circumstances, the value of the shares (save to the extent that an election has been made under Section 97A of the U.K. Finance Act 1986). This liability for U.K. stamp duty or SDRT will strictly be accountable by the clearance service or depositary receipt system, as the case may be, but will, in practice, generally be reimbursed by participants in the clearance service or depositary receipt system. However, following recent EU judicial decisions, HMRC has published guidance that they will no longer seek to enforce such charge in certain circumstances (mainly where the transaction is in connection with the raising of capital). Specific tax advice should be sought in such circumstances.

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

At December 31, the Company’s interest-bearing financial liabilities were as follows:

	2022
	Fixed rate	Floating rate	Total
	US$'000	US$'000	US$'000
Bank borrowings	16,857	60,976	77,833
Obligations under leases	—	21,872	21,872
Debt instruments	343,443	—	343,443
Other financial liabilities (*)	80,388	18,273	98,661
	440,688	101,121	541,809

(*)  Other financial liabilities comprise loans from government agencies (see Note 19 of the Consolidated Financial Statements).

	2021
	Fixed rate	Floating rate	Total
	US$'000	US$'000	US$'000
Bank borrowings	—	98,967	98,967
Obligations under leases	—	18,358	18,358
Debt instruments	440,297	—	440,297
Other financial liabilities (*)	67,013	—	67,013
	507,310	117,325	624,635

(*)  Other financial liabilities comprise loans from government agencies (see Note 19 of the Consolidated Financial Statements).

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

Since October 2020, the Company entered into a factoring program where the receivables of some of the Company’s French and Spanish entities are  advanced pursuant to a factoring arrangement. On February 2022 Grupo FerroAtlántica, S.A. signed an additional factoring agreement with Bankinter.

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

Liquidity risk

The purpose of the Company’s liquidity and financing policy is to ensure that the Company keeps sufficient funds available to meet its financial obligations as they fall due. The Company’s main sources of financing are as follows:

●	$345,058 thousand aggregate principal amount of 9.375% senior secured notes due December 31, 2025 (the “Reinstated Senior Notes”). The proceeds from the Reinstated Notes, issued by Ferroglobe and Globe (together, the “Issuers”) on July 30, 2021, were primarily used to repay certain existing indebtedness of the Parent Company and its subsidiaries. Interest is payable semi-annually on January 31 and July 31 of each year.
●	$60,000 thousand aggregate principal amount of 9.300% super senior secured notes due June 30, 2025 (the “Super Senior Notes”). The proceeds from the Notes, issued by Ferroglobe on May 17, 2021, were primarily used to repay certain existing indebtedness of the Parent Company and its subsidiaries. Interest is payable semi-annually on January 31 and July 31 of each year. On July 21, 2022, the Super Senior Notes were redeemed at 100% of the principal amount thereof plus accrued interest.
●	On September 8, 2016, FerroAtlántica, S.A.U, as borrower, and the Spanish Ministry of Industry, Tourism and Commerce (the “Ministry”), as lender, entered into a loan agreement under which the Ministry made available to the borrower a loan in aggregate principal amount of €44,999 thousand, in connection with with the industrial development projects relating silicon purification project. FAU transferred the loan to OPCO before its sale. The loan of €44.9 million was scheduled to be repaid in seven installments starting in 2023 and completing by 2030. Interest on outstanding amounts under the loan accrues at an annual rate of 3.55%. As of December 31, 2022, the amortized cost of the loan was €54,989 thousand (equivalent to $58,651 thousand) (2021: €54,578 thousand and $61,815 thousand), see Note 19. A partial early repayment of €16.3 million has been made on February 10, 2023.
●	On February 1, 2018 the Company acquired 100% of the outstanding ordinary shares of Kintuck (France) SAS and Kintuck AS from a wholly-owned subsidiary of Glencore International AG (“Glencore”) and obtained control of both entities. Consideration included both cash and contingent consideration.The contingent consideration arrangement requires the Company to pay the former owners of Kintuck (France) SAS and Kintuck AS a sliding scale commission based on the silicomanganese and ferromanganese sales spreads of Ferroglobe Mangan Norge and Ferroglobe Manganèse France, up to a maximum amount of $60,000 thousand (undiscounted). The contingent consideration applies to sales made up to eight and a half years from the date of acquisition and if it applies, the payment is on annual basis. The potential undiscounted amount of all future payments that the Company could be required to make under the contingent consideration arrangement is between $nil thousand and $60,000 thousand.
●	On October 2, 2020, the Company ended the receivables funding agreement and cancelled the securitization program, signing a new factoring agreement with a financial institution, for anticipating the collection of receivables of the Company’s European entities (Grupo FerroAtlántica, S.A. and FerroPem S.AS). On February 2022 Grupo FerroAtlántica, S.A. signed an additional factoring agreement with Bankinter. This program offers the possibility to sell the receivables corresponding to ten customers pre-approved by the bank and its credit insurer. During 2022, the factoring agreements provided upfront cash consideration of approximately $895,264 thousand ($659,083 thousand in 2021). The Company has repaid $ 918,070 thousand ($640,168 thousand in 2021), showing at December 31, 2022, an on-balance sheet bank borrowing debt of $60,976 thousand (2021: $93,090 thousand) (see Note 10 and 16).
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

None of these events occurred in any of the years ended December 31, 2022, 2021 and 2020.

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

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer have conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2022. Based on that evaluation, we have concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective due to the existence of certain material weaknesses in our internal control over financial reporting, as described below.

Notwithstanding the conclusion by our Chief Executive Officer and Chief Financial Officer that our disclosure controls and procedures as of December 31, 2022 were ineffective, and notwithstanding the material weaknesses in our internal control over financial reporting described below, management has concluded that the consolidated financial statements included in this Annual Report fairly present in all material respects our financial position, results of operations and cash flows as of the dates presented and for the periods ended on such dates in accordance with IFRS-IASB.

B.	Previously disclosed material weaknesses

During fiscal years 2021 and 2022, with the oversight of the Audit Committee of the Board of Directors, the Company began implementing a remediation plan to address the material weaknesses identified as of December 31, 2021. The following remedial actions were taken to enhance the Company’s control framework, including:

•	Expanding the finance, accounting and internal control departments, including hiring additional individuals to assist in the enhancement and implementation of internal control policies and procedures related to accounting matters in our business.
•	Engaged external consultants with extensive expertise in internal control to assist management in implementing its internal control framework, performing a gap analysis and designing enhanced business and IT processes and controls.

These dedicated resources have allowed us to implement improvements in our internal control framework, including a) design and implementing process-level controls at certain locations, b) design and implementing certain general information technology controls over our information technology system and c) improvement of the processes and controls to obtain certain key inputs used by management in accounting for significant estimates.

Management has determined that these enhancements to our internal control framework mainly processes and controls to obtain certain key inputs used by management in accounting for significant estimates are operating effectively and consider the previously disclosed material weaknesses over Information and Communication identified in the prior year to be remediated as of December 31, 2022.

Despite the progress discussed above, there were several matters that hindered our ability to remediate all of the material weaknesses that were identified in the prior year.

While we have put a significant effort into expanding and enhancing our finance, accounting and internal control departments, the significant effort of onboarding additional personnel resulted in delays in the timeliness of executing controls, or control activities were performed without sufficiently documented supporting evidence of their operating effectiveness.  We believe that these added resources and the implementation of newly designed controls require additional time to demonstrate operating effectiveness.

While we believe that our efforts have improved our internal control over financial reporting and resulted in the remediation of certain of the material weaknesses identified as of December 31, 2020, and 2021, remediation of the material weaknesses remaining as of December 31, 2022 will require further validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles.

C.  Management’s annual report on internal control over financial reporting

Management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control over financial reporting is designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements.

An effective internal control system, no matter how well designed, has inherent limitations, including the possibility of human error or overriding of controls, and therefore can provide only reasonable assurance with respect to reliable financial reporting. Because of its inherent limitations, our internal control over financial reporting may not prevent or detect all misstatements, or fraud.

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022, based on criteria established in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on those criteria, management concluded that our internal control over financial reporting was not effective due to the existence of the material weaknesses described below.

Material weaknesses in internal control over financial reporting

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

We have identified and disclosed in our Annual Report for the year ended December 31, 2022, the following material weaknesses in internal control over financial reporting.

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

-Control Activities

We did not design and implement effective control activities based on the criteria established in the COSO framework. We have identified deficiencies in the principles associated with the control activities component of the COSO framework. Specifically, these control deficiencies constitute a material weakness either individually or in the aggregate, relating to the following principles: (i) selects and develops control activities (ii) deploys control activities through policies that establish what is expected and procedures that put policies into action.

We have also identified a significant number of deficiencies in the design and operating effectiveness of our internal controls which constitute a material weakness, either individually or in the aggregate, including:

●	Financial Closing and Reporting process: controls over the oversight of the financial closing and reporting process, and controls over the review of manual journal entries, which did not operate effectively due in part to limited resources within our accounting and reporting team.

●	Impairment of Long-Lived Assets: controls over the assumptions and external valuations used in our impairment evaluation of long-lived assets, which were not designed and/ or did not operate effectively.

C.Attestation report of the registered public accounting firm

The Company’s independent registered public accounting firm, Deloitte, S.L., who audited the consolidated financial statements included in this Annual Report issued an adverse opinion on the effectiveness of the Company’s internal control over financial reporting. Deloitte, S.L.’s report is included herein.

D.Remediation of material weaknesses in internal control over financial reporting for 2022

During 2022, Management continued implementing the corrective actions already initiated in 2021 and 2020 to remediate the material weaknesses identified, either by creating new controls or enhancing the existing ones, reinforcing the specific training, and paying attention to an adequate documentation of the activities done.

Although the Company has dedicated a substantial effort to improve the internal control over financial reporting, our remediation efforts are ongoing. We will continue the process of designing corrective actions to remediate the material weaknesses identified, and we will test the design and ongoing operating effectiveness of the new and existing controls in future periods.

We plan to continue with the implementation of the steps initiated in 2021 to remediate the material weaknesses described above, including:

●	Design and implement more robust control over the review of the work done by the external experts.

●	Enhancement and standardization of the financial closing and reporting process and the consideration of prior year adjustments.

●	Remediating the deficiencies identified in the impairment of long-lived assets process.

We believe these actions will be sufficient to remediate the identified material weaknesses and strengthen our internal control over financial reporting; however, there can be no guarantee that such remediation will be sufficient.

We will continue to monitor the effectiveness of our controls and will make any further changes management determines appropriate. The planned improvements will be subject of the Company’s annual evaluation and assessment of internal control over financial reporting. As we cannot consider the material weaknesses remediated until the controls described above have operated for a sufficient period of time, we will evaluate the results of our control assessments to determine whether these controls are operating effectively and whether the material weaknesses above have been remediated as of December 31, 2023.

E.Changes in internal control over financial reporting

Except for the changes in connection with our implementation of the remediation plan discussed above, there have been no other changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table provides information on the aggregate fees billed by our principal accountant Deloitte or by other firms, to Ferroglobe PLC and subsidiaries, classified by type of service rendered for the periods indicated, in thousands of U.S. Dollars:

($ thousands)	2022	2021
Audit Fees	6,735	5,296
Audit-Related Fees	59	770
Tax Fees	34	37
All Other Fees	4	13
Total	6,832	6,116

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

5.1	Asset based loan agreement, dated 30 June 2022, among Globe Specialty Metals, Inc., QSIP Canada ULC and the Bank of Montreal
8.1	List of Significant Subsidiaries

Exhibit No.	Exhibit Description
12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Principal Executive Officers and Principal Financial Officer Pursuant to 18 U.S.C. 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Deloitte, S.L., Independent Registered Public Accounting Firm for Ferroglobe PLC

16.1	Mine Safety and Health Administration Safety Data

101	Interactive Data Files formatted in iXBRL (Extensible Business Reporting Language)

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibits 101)
†	Management contract or compensatory plan or arrangement

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 1, 2023

Ferroglobe PLC
(Registrant)

	By:	/s/ Marco Levi
Marco Levi
Principal Executive Officer

	By:	/s/ Beatriz García-Cos
Beatriz García-Cos
Principal Accounting Officer

FERROGLOBE PLC

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the three years ended December 31, 2022, 2021 and 2020

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022, 2021 and 2020 (Auditor Firm ID 1223)

F-2
Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting as of December 31, 2022	F-5
Consolidated Statements of Financial Position as of December 31, 2022 and 2021	F-7
Consolidated Income Statements for the year ended December December 31, 2022 and 2021	F-8
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2022, 2021 and 2020	F-9
Consolidated Statements of Changes in Equity for the years ended December 31, 2022, 2021 and 2020	F-10
Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020	F-11
Notes to the Consolidated Financial Statements	F-12
Appendix to the Consolidated Financial Statements	F-102

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ferroglobe PLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Ferroglobe PLC and subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated income statements, the consolidated statements of comprehensive income (loss), the consolidated statements of changes in equity, and the consolidated statements of cash flows for each of the three years in the period ended December 31, 2022, the related notes and the schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 1, 2023, expressed an adverse opinion on the Company's internal control over financial reporting because of material weaknesses.

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

Inventory Valuation – Refer to Notes 3.5, 4.8 and 11 to the financial statements

Critical Audit Matter Description

As described in Notes 4.8 and 11 to the consolidated financial statements, the Company´s consolidated inventory balance was $500 million as of December 31, 2022, compared to $290 million in prior year. As disclosed in Note 3.5, inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The decreasing market prices and demand for the Company´s products experienced in the second half of the year exposes the Company´s inventory to valuation risk, and write-downs amounting to approximately $29 million were recorded at year end.

We identified the estimate of net realizable value of inventories as a critical audit matter because of the judgments involved. This required an increased extent of audit effort when performing audit procedures to evaluate the reasonableness of management's estimation.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the estimated net realizable value of inventories included the following, among others:

●	We evaluated the reasonableness of the valuation methodologies and assumptions applied by management in their estimate.
●	We tested the accuracy and completeness of the underlying data that served as the basis for the calculation of inventory valuation allowance, and the mathematical accuracy of management's calculation of inventory valuation allowance.
●	We performed inquiries with appropriate finance and operations personnel, and reviewed the sales subsequent to December 31, 2022, to assess whether the selling price, net of selling costs, was greater than the carrying amount of the inventories sold.

Impairment of property, plant and equipment (PP&E) —Refer to Notes 3.5, 4.4, 9 and 26.5 to the financial statements

Critical Audit Matter Description

As described in Notes 3.5, 4.4, and 9 to the financial statements, the Company´s consolidated PP&E balance was $486 million as of December 31, 2022. As mentioned in Note 9, impairments amounting to approximately $57 million were recorded during 2022 relating to certain assets in the Europe - Manganese segment and other assets in Spain that are affected by increased energy costs. The Company’s evaluation of PP&E for impairment involves the comparison of the carrying amounts of assets with their recoverable amount. The determination of the recoverable amount requires significant judgement in developing and applying key underlying assumptions concerning future market and conditions (volumes, sale prices, cost structure, operating margins and capital expenditure - “capex”) for the periods projected, as well as the determination of an appropriate discount rate and terminal value. For certain assets, recoverable amount has been determined at fair value less cost of disposal, which determination is subject to significant judgement.

We identified impairment of PP&E relating to certain assets in the Europe - Manganese segment and other assets in Spain as a critical audit matter because of the significant judgments involved in the assessment. A high degree of auditor judgment and an increased extent of audit effort, including the involvement of fair value specialists and an increase in the nature and extent of audit procedures as a result of the material weaknesses identified by the Company, was required to consider management’s estimates and assumptions.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management´s assessment of PP&E for impairment included the following, among others:

•	We considered the accuracy of past forecasts developed by management to assess the reliability of the forecasting process.
•	We considered key assumptions applied in the development of the discounted future cash flows for the periods projected.
•	We evaluated the volumes and prices projected for the period 2023-2027 using historical data and independent sources of information (such as analyst and industry reports or prices reports, when available) and considered information that could be potentially contradictory to management's forecasts.
•	With the assistance of our fair value specialists, we evaluated the discount rates (WACC), the long-term growth rates, the appropriate methodology for determination of operating margins and terminal values and the underlying source information. Our fair value specialists also assisted in testing the mathematical accuracy of the calculations and developing a range of independent estimates and comparing those to management’s estimates.
•	We performed sensitivity analysis over PP&E impairment test by comparing the results of the impairment test with significant changes and modifications to the underlying inputs such as the net cash flows and the terminal value, the discount rates (WACC) and the long-term growth rate.
•	For those assets for which recoverable amount was determined at fair value less cost of disposal, we evaluated the main assumptions used by the Company to estimate the fair value with the assistance of our fair value specialists.

/s/ Deloitte, S.L.

Madrid, Spain

May 1, 2023

We have served as the Company's auditor since 1992.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ferroglobe PLC

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Ferroglobe PLC and subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated May 1, 2023, expressed an unqualified opinion on those financial statements.

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

-	Financial Closing and Reporting process: The Company did not design and operate effectively controls over the oversight of the financial closing and reporting process, and controls over the review of manual journal entries, due to limited resources within its accounting and reporting team.
-	Impairment of Long-Lived Assets: controls over the assumptions and external valuations used in our impairment evaluation of long-lived assets, which were not designed and/or did not operate effectively.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of consolidated financial statements as of and for the year ended December 31, 2022, of the Company, and this report does not affect our report on such consolidated financial statements.

/s/ Deloitte, S.L.

Madrid, Spain

May 1, 2023

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2022 AND 2021

Thousands of U.S. Dollars

		2022	2021
	Notes	US$'000	US$'000
ASSETS
Non-current assets
Goodwill	Note 7	29,702	29,702
Other intangible assets	Note 8	111,797	100,642
Property, plant and equipment	Note 9	486,247	554,914
Other non-current financial assets	Note 10	14,186	4,091
Deferred tax assets	Note 23	7,136	7,010
Non-current receivables from related parties	Note 24	1,600	1,699
Other non-current assets	Note 12	18,218	18,734
Non-current restricted cash and cash equivalents	Note 10	2,133	2,272
Total non-current assets		671,019	719,064
Current assets
Inventories	Note 11	500,080	289,797
Trade and other receivables	Note 10	425,474	381,073
Current receivables from related parties	Note 24	2,675	2,841
Current income tax assets	Note 23	6,104	7,660
Other current financial assets	Note 10	3	104
Other current assets	Note 12	30,608	8,408
Assets and disposal groups classified as held for sale	Note 30	1,067	—
Current restricted cash and cash equivalents	Note 10	2,875	—
Cash and cash equivalents	Note 10	317,935	114,391
Total current assets		1,286,821	804,274
Total assets		1,957,840	1,523,338
EQUITY AND LIABILITIES
Equity
Share capital		1,962	1,962
Reserves		439,674	544,433
Translation differences		(242,623)	(227,318)
Valuation adjustments		10,735	5,525
Result attributable to the Parent		440,314	(110,624)
Non-controlling interests		106,751	106,053
Total equity	Note 13	756,813	320,031
Non-current liabilities
Deferred income		3,842	895
Provisions	Note 15	47,670	60,958
Bank borrowings	Note 16	15,774	3,670
Lease liabilities	Note 17	12,942	9,968
Debt instruments	Note 18	330,655	404,938
Other financial liabilities	Note 19	38,279	4,549
Other obligations	Note 21	37,502	38,082
Other non-current liabilities	Note 22	12	1,476
Deferred tax liabilities	Note 23	35,854	25,145
Total non-current liabilities		522,530	549,681
Current liabilities
Provisions	Note 15	145,507	137,625
Bank borrowings	Note 16	62,059	95,297
Lease liabilities	Note 17	8,929	8,390
Debt instruments	Note 18	12,787	35,359
Other financial liabilities	Note 19	60,382	62,464
Payables to related parties	Note 24	1,790	9,545
Trade and other payables	Note 20	219,666	206,000
Current income tax liabilities	Note 23	53,234	1,775
Other obligations	Note 21	9,580	22,843
Other current liabilities	Note 22	104,563	74,328
Total current liabilities		678,497	653,626
Total equity and liabilities		1,957,840	1,523,338

Notes 1 to 32 and Appendix I are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS 2022, 2021 AND 2020

Thousands of U.S. Dollars

		2022	2021	2020
	Notes	US$'000	US$'000	US$'000

Sales	Note 26.1	2,597,916	1,778,908	1,144,434
Raw materials and energy consumption for production	Note 26.2	(1,285,086)	(1,184,896)	(835,486)
Other operating income	Note 26.3	147,356	110,085	33,627
Staff costs	Note 26.4	(314,810)	(280,917)	(214,782)
Other operating expense		(346,252)	(296,809)	(132,059)
Depreciation and amortization charges, operating allowances and write-downs	Note 26.5	(81,559)	(97,328)	(108,189)
Impairment (loss) gain	Note 26.7	(56,999)	137	(73,344)
Net gain due to changes in the value of assets	Note 26.5	349	758	158
(Loss) gain on disposal of non-current assets	Note 26.8	(459)	1,386	1,292
Other (loss) gain		91	62	(1)
Operating (loss) profit		660,547	31,386	(184,350)
Finance income	Note 26.6	2,274	253	177
Finance costs	Note 26.6	(61,015)	(149,189)	(66,968)
Financial derivative gain	Note 19	—	—	3,168
Exchange differences		(9,995)	(2,386)	25,553
(Loss) Profit before tax		591,811	(119,936)	(222,420)
Income tax benefit (expense)	Note 23	(147,983)	4,562	(21,939)
(Loss) Profit for the year from continuing operations		443,828	(115,374)	(244,359)
(Loss) profit for the year from discontinued operations	Note 30	—	—	(5,399)
Total (Loss) Profit for the year		443,828	(115,374)	(249,758)

Attributable to the Parent		440,314	(110,624)	(246,339)
Attributable to non-controlling interests	Note 13	3,514	(4,750)	(3,419)

Earnings per share

		2022	2021	2020
(Loss) Profit attributable to the Parent (US$'000)		440,314	(110,624)	(246,339)
Weighted average basic shares outstanding		187,815,672	176,508,144	169,269,281
Weighted average dilutive shares outstanding		189,625,195	176,508,144	169,269,281
Basic profit (loss) earnings per ordinary share (US$)	Note 14	2.34	(0.63)	(1.46)
Diluted profit (loss) earnings per ordinary share (US$)	Note 14	2.32	(0.63)	(1.46)

(Loss) Profit for the year from continuing operations attributable to the Parent (US$'000)		440,314	(110,624)	(240,940)
Weighted average basic shares outstanding		187,815,672	176,508,144	169,269,281
Weighted average dilutive shares outstanding		189,625,195	176,508,144	169,269,281
Basic profit (loss) earnings per ordinary share (US$)	Note 14	2.34	(0.63)	(1.42)
Diluted profit (loss) earnings per ordinary share (US$)	Note 14	2.32	(0.63)	(1.42)

(Loss) Profit for the year from discontinued operations (US$'000)		—	—	(5,399)
Weighted average basic shares outstanding		187,815,672	176,508,144	169,269,281
Weighted average dilutive shares outstanding		189,625,195	176,508,144	169,269,281
Basic (loss) earnings per ordinary share (US$)	Note 14	—	—	(0.03)
Diluted (loss) earnings per ordinary share (US$)	Note 14	—	—	(0.03)

Notes 1 to 32 and Appendix I are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) FOR 2022, 2021 AND 2020

Thousands of U.S. Dollars

	2022	2021	2020
	US$'000	US$'000	US$'000

Net (loss) gain	443,828	(115,374)	(249,758)

Items that will not be reclassified subsequently to income or loss:
Defined benefit obligation	9,779	2,566	3,630
Tax effect	(2,082)	139	(45)
Total income and expense that will not be reclassified subsequently to income or loss	7,697	2,705	3,585

Items that may be reclassified subsequently to income or loss:
Arising from cash flow hedges	—	—	(3,752)
Translation differences	(17,178)	(20,393)	3,239
Total income and expense that may be reclassified subsequently to income or loss	(17,178)	(20,393)	(513)

Items that have been reclassified to income or loss in the period:
Arising from cash flow hedges	—	(922)	8,091
Total transfers to income or loss	—	(922)	8,091

Other comprehensive income (loss) for the year, net of income tax	(9,481)	(18,610)	11,163

Total comprehensive (loss) for the year	434,347	(133,984)	(238,595)

Attributable to the Parent	430,219	(131,413)	(235,022)
Attributable to non-controlling interests	4,128	(2,571)	(3,573)

Notes 1 to 32 and Appendix I are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR 2022, 2021 AND 2020
Thousands of U.S. Dollars

	Total Amounts Attributable to Owners
	Issued	Share			Translation	Valuation	Result for	Non-controlling
	Shares	Capital	Share Premium	Reserves	Differences	Adjustments	the Year	Interests	Total
	(Thousands)	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2021	170,864	1,784	—	696,774	(206,759)	5,755	(246,339)	114,504	365,719
Comprehensive (loss) income for the year 2021	—	—	—	—	(20,559)	(230)	(110,624)	(2,571)	(133,984)
Issue of share capital	18,019	178	86,220		—	—	—	—	86,398
Share-based compensation	—	—	—	3,627	—	—	—	—	3,627
Distribution of 2020 (loss)	—	—	—	(246,339)	—	—	246,339	—	—
Dividends paid non-controlling interests	—	—	—	—	—	—	—	(5,880)	(5,880)
Other changes	—	—	—	4,151	—	—	—	—	4,151
Balance at December 31, 2021	188,883	1,962	86,220	458,213	(227,318)	5,525	(110,624)	106,053	320,031
Comprehensive (loss) income for the year 2022	—	—	—	—	(15,305)	5,210	440,314	4,128	434,347
Cash settlement of equity awards	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	5,825	—	—	—	—	5,825
Distribution of 2021 (loss)	—	—	—	(110,624)	—	—	110,624	—	—
Dividends paid non-controlling interests	—	—	—	—	—	—	—	(3,430)	(3,430)
Other changes	—	—	—	40	—	—	—	—	40
Balance at December 31, 2022	188,883	1,962	86,220	353,454	(242,623)	10,735	440,314	106,751	756,813

Notes 1 to 32 and Appendix I are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR 2022, 2021 AND 2020
Thousands of U.S. Dollars

	2022	2021	2020
	US$'000	US$'000	US$'000

Cash flows from operating activities:
Profit (Loss) for the year	443,828	(115,374)	(249,758)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Income tax expense (benefit)	147,983	(4,562)	21,939
Depreciation and amortization charges, operating allowances and write-downs	81,559	97,328	108,189
Finance income (loss)	(2,274)	(253)	(177)
Finance costs	61,015	149,189	66,968
Financial derivative (gain) loss	—	—	(3,168)
Exchange differences	9,995	2,386	(25,553)
Impairment (gain) loss	56,999	(137)	73,344
Loss (gain) on disposal of discontinued operations	—	—	5,399
Loss (gain) due to changes in the value of assets	(349)	(758)	(158)
Loss (gain) on disposal of non-current assets	459	(1,386)	(1,292)
Share-based compensation	5,836	3,627	2,017
Other loss (gain)	(91)	(62)	—
Changes in operating assets and liabilities:
(Increase) decrease in inventories	(220,823)	(60,296)	114,585
(Increase) decrease in trade and other receivables	(72,558)	(161,434)	71,034
Increase (decrease) in trade and other payables	30,640	64,382	(55,405)
Other changes in operating assets and liabilities	(56,677)	29,803	14,473
Income tax paid	(80,524)	(3,794)	11,831
Net used cash provided (used) by operating activities	405,018	(1,341)	154,268
Cash flows from investing activities:
Interest and finance income received	1,520	207	630
Payments due to investments:
Other intangible assets	(1,147)	—	(2,654)
Property, plant and equipment	(52,153)	(27,597)	(30,257)
Other	6	—	—
Disposals:
Other non-current assets	—	1,919	341
Other	—	1,623	—
Net cash provided (used) by investing activities	(51,774)	(23,848)	(31,940)
Cash flows from financing activities:
Payment for debt and equity issuance costs	(853)	(43,755)	(4,540)
Proceeds from equity issuance	—	40,000	—
Proceed from debt issuance	—	60,000	—
Repayment of debt instruments	(84,823)	—	—
Increase (decrease) in bank borrowings:
Borrowings	898,586	659,083	177,593
Payments	(919,932)	(671,467)	(235,296)
Amounts paid due to leases	(11,590)	(11,232)	(10,315)
Proceeds from other financing liabilities	38,298
Other amounts (paid) due to financing activities	678	—	(2,863)
Interest paid	(60,822)	(22,177)	(37,912)
Net cash provided (used) by financing activities	(140,458)	10,452	(113,333)
Total net cash flows for the year	212,786	(14,737)	8,995
Beginning balance of cash and cash equivalents	116,663	131,557	123,175
Exchange differences on cash and cash equivalents in foreign currencies	(6,506)	(157)	(613)
Ending balance of cash and cash equivalents	322,943	116,663	131,557

Notes 1 to 32 and Appendix I are an integral part of the consolidated financial statements

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements for the years ended

December 31, 2022, 2021 and 2020

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

Ferroglobe PLC (the “Parent Company” or “the Parent”) is a public limited company that was incorporated in the United Kingdom on February 5, 2015 (formerly named ‘Velonewco Limited’). The Parent’s registered office is 5 Fleet Place, London EC4M 7RD (United Kingdom).

On December 23, 2015, Ferroglobe PLC consummated the acquisition (“Business Combination”) of Globe Specialty Metals, Inc. and subsidiaries (“GSM” or “Globe”) and Grupo FerroAtlántica, S.A.U. (“FerroAtlántica”).

2.    Organization and Subsidiaries

Ferroglobe has a diversified production base consisting of production facilities across North America, Europe, South America, South Africa and Asia.

The subsidiaries of Ferroglobe PLC as of December 31, 2022 and 2021, classified by reporting segments, were as follows:

	Percentage of Ownership
	Direct	Total	Reporting Segment	Registered
Alabama Sand and Gravel, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - USA
Alden Resources, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - USA
Alden Sales Corporation, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - USA
ARL Resources, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - USA
ARL Services, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - USA
Core Metals Group Holdings, LLC	—	100.0	North America – Silicon Alloys	Delaware - USA
Core Metals Group, LLC	—	100.0	North America – Silicon Alloys	Delaware - USA
ECPI, Inc.	—	100.0	North America – Silicon Alloys	Delaware - USA
Gatliff Services, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - USA
Globe BG, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - USA
GBG Financial LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - USA
GBG Holdings, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - USA
Globe Metallurgical Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - USA
Globe Metals Enterprises, Inc.	—	100.0	North America – Silicon Alloys	Delaware - USA
GSM Alloys I, Inc.	—	100.0	North America – Silicon Metal	Delaware - USA
GSM Alloys II, Inc.	—	100.0	North America – Silicon Metal	Delaware - USA
GSM Enterprises Holdings, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - USA
GSM Enterprises, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - USA
GSM Sales, Inc.	—	100.0	North America – Silicon Metal	Delaware - USA
Laurel Ford Resources, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - USA
LF Resources, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - USA
Metallurgical Process Materials, LLC	—	100.0	North America – Silicon Alloys	Delaware - USA
Norchem, Inc.	—	100.0	North America – Silicon Metal and Alloys	Florida - USA
QSIP Canada ULC	—	100.0	North America – Silicon Metal	Canada
Quebec Silicon General Partner	—	51.0	North America – Silicon Metal	Canada
Quebec Silicon Limited Partnership	—	51.0	North America – Silicon Metal	Canada
Tennessee Alloys Company, LLC	—	100.0	North America – Silicon Alloys	Delaware - USA
West Virginia Alloys, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - USA
WVA Manufacturing, LLC	—	51.0	North America – Silicon Metal	Delaware - USA
Cuarzos Industriales, S.A.U.	—	100.0	Europe – Silicon Metal and Alloys	A Coruña - Spain
Ferroatlántica del Cinca, S.L.	—	99.9	Europe – Manganese	Madrid - Spain
Ferroglobe Mangan Norge A.S.	—	100.0	Europe – Manganese	Norway
Ferroglobe Manganese France S.A.S.	—	100.0	Europe – Manganese	France
FerroPem, S.A.S.	—	100.0	Europe – Silicon Metal and Alloys	France
Grupo FerroAtlántica, S.A.U.	—	100.0	Europe – Manganese and Silicon Metal	Madrid - Spain
Grupo FerroAtlántica de Servicios, S.L.U.	—	100.0	Other segments	Madrid - Spain
Kintuck (France) S.A.S.	—	100.0	Europe – Manganese	France
Kintuck A.S.	—	100.0	Europe – Manganese	Norway
Rocas, Arcillas y Minerales, S.A.	—	100.0	Europe – Silicon Metal and Alloys	A Coruña - Spain
Rebone Mining (Pty.), Ltd.	—	74.0	South Africa – Silicon Metal and Alloys	Polokwane - South Africa
Silicon Smelters (Pty.), Ltd.	—	100.0	South Africa – Silicon Metal and Alloys	Polokwane - South Africa
Silicon Technology (Pty.), Ltd.	—	100.0	South Africa – Silicon Metal and Alloys	South Africa
Thaba Chueu Mining (Pty.), Ltd.	—	74.0	South Africa – Silicon Metal and Alloys	Polokwane - South Africa
Cuarzos Industriales de Venezuela, S.A.	—	100.0	Other segments	Venezuela
Emix, S.A.S.	—	100.0	Other segments	France
Ferroatlántica de México, S.A. de C.V.	—	100.0	Other segments	Nueva León - Mexico
Ferroatlántica de Venezuela (FerroVen), S.A.	—	99.9	Other segments	Venezuela
Ferroatlántica Deutschland, GmbH	—	100.0	Other segments	Germany
Ferroatlántica do Brasil Mineraçao Ltda.	—	70.0	Other segments	Brazil
Ferroglobe Holding Company, LTD	100	100.0	Other segments	United Kingdom
Ferroglobe Finance Company, PLC	—	100.0	Other segments	United Kingdom
FerroManganese Mauritania S.A.R.L.	—	90.0	Other segments	Mauritania
Ferroquartz Holdings, Ltd. (Hong Kong)	—	100.0	Other segments	Hong Kong
FerroQuartz Mauritania S.A.R.L.	—	90.0	Other segments	Mauritania
Ferrosolar OPCO Group S.L.	—	100.0	Other segments	Spain
Ferrosolar R&D S.L.	—	50.0	Other segments	Spain
FerroTambao, S.A.R.L.	—	90.0	Other segments	Burkina Faso
Globe Metales S.R.L.	—	100.0	Other segments	Argentina
Globe Specialty Metals, Inc.	—	100.0	Other segments	Delaware - USA
GSM Financial, Inc.	—	100.0	Other segments	Delaware - USA
GSM Netherlands, B.V.	—	100.0	Other segments	Netherlands
Hidroelectricité de Saint Beron, S.A.S.	—	100.0	Other segments	France
Mangshi FerroAtlántica Mining Industry Service Company Limited	—	100.0	Other segments	Mangshi, Dehong -Yunnan -China
Ningxia Yonvey Coal Industrial Co., Ltd.	—	98.0	Other segments	China
Photosil Industries, S.A.S.	—	100.0	Other segments	France
Ferroglobe Innovation, S.L.U	—	100.0	Other segments	Spain
Solsil, Inc.	—	92.4	Other segments	Delaware - USA
Ultracore Energy S.A.	—	100.0	Other segments	Argentina

2021 Subsidiaries

	Percentage of Ownership
	Direct	Total	Reporting Segment	Registered
Alabama Sand and Gravel, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - USA
Alden Resources, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - USA
Alden Sales Corporation, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - USA
ARL Resources, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - USA
ARL Services, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - USA
Core Metals Group Holdings, LLC	—	100.0	North America – Silicon Alloys	Delaware - USA
Core Metals Group, LLC	—	100.0	North America – Silicon Alloys	Delaware - USA
ECPI, Inc.	—	100.0	North America – Silicon Alloys	Delaware - USA
Gatliff Services, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - USA
Globe BG, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - USA
GBG Financial LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - USA
GBG Holdings, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - USA
Globe Metallurgical Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - USA
Globe Metals Enterprises, Inc.	—	100.0	North America – Silicon Alloys	Delaware - USA
GSM Alloys I, Inc.	—	100.0	North America – Silicon Metal	Delaware - USA
GSM Alloys II, Inc.	—	100.0	North America – Silicon Metal	Delaware - USA
GSM Enterprises Holdings, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - USA
GSM Enterprises, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - USA
GSM Sales, Inc.	—	100.0	North America – Silicon Metal	Delaware - USA
Laurel Ford Resources, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - USA
LF Resources, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - USA
Metallurgical Process Materials, LLC	—	100.0	North America – Silicon Alloys	Delaware - USA
Norchem, Inc.	—	100.0	North America – Silicon Metal and Alloys	Florida - USA
QSIP Canada ULC	—	100.0	North America – Silicon Metal	Canada
Quebec Silicon General Partner	—	51.0	North America – Silicon Metal	Canada
Quebec Silicon Limited Partnership	—	51.0	North America – Silicon Metal	Canada
Tennessee Alloys Company, LLC	—	100.0	North America – Silicon Alloys	Delaware - USA
West Virginia Alloys, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - USA
WVA Manufacturing, LLC	—	51.0	North America – Silicon Metal	Delaware - USA
Cuarzos Industriales, S.A.U.	—	100.0	Europe – Silicon Metal and Alloys	A Coruña - Spain
Ferroatlántica del Cinca, S.L.	—	99.9	Europe – Manganese	Madrid - Spain
Ferroatlántica Participaciones, S.L.U.	—	100.0	Other segments	Madrid - Spain
Ferroglobe Mangan Norge A.S.	—	100.0	Europe – Manganese	Norway
Ferroglobe Manganese France S.A.S.	—	100.0	Europe – Manganese	France
FerroPem, S.A.S.	—	100.0	Europe – Silicon Metal and Alloys	France
Grupo FerroAtlántica, S.A.U.	—	100.0	Europe – Manganese and Silicon Metal	Madrid - Spain
Grupo FerroAtlántica de Servicios, S.L.U.	—	100.0	Other segments	Madrid - Spain
Kintuck (France) S.A.S.	—	100.0	Europe – Manganese	France
Kintuck A.S.	—	100.0	Europe – Manganese	Norway
Rocas, Arcillas y Minerales, S.A.	—	100.0	Europe – Silicon Metal and Alloys	A Coruña - Spain
Rebone Mining (Pty.), Ltd.	—	74.0	South Africa – Silicon Metal and Alloys	Polokwane - South Africa
Silicon Smelters (Pty.), Ltd.	—	100.0	South Africa – Silicon Metal and Alloys	Polokwane - South Africa
Silicon Technology (Pty.), Ltd.	—	100.0	South Africa – Silicon Metal and Alloys	South Africa
Thaba Chueu Mining (Pty.), Ltd.	—	74.0	South Africa – Silicon Metal and Alloys	Polokwane - South Africa
Cuarzos Indus. de Venezuela (Cuarzoven), S.A.	—	100.0	Other segments	Venezuela
Emix, S.A.S.	—	100.0	Other segments	France
Ferroatlántica de México, S.A. de C.V.	—	100.0	Other segments	Nueva León - Mexico
Ferroatlántica de Venezuela (FerroVen), S.A.	—	99.9	Other segments	Venezuela
Ferroatlántica Deutschland, GmbH	—	100.0	Other segments	Germany
Ferroatlántica do Brasil Mineraçao Ltda.	—	70.0	Other segments	Brazil
Ferroglobe Holding Company, LTD	100	100.0	Other segments	United Kingdom
Ferroglobe Finance Company, PLC	—	100.0	Other segments	United Kingdom
FerroManganese Mauritania S.A.R.L.	—	90.0	Other segments	Mauritania
Ferroquartz Holdings, Ltd. (Hong Kong)	—	100.0	Other segments	Hong Kong
FerroQuartz Mauritania S.A.R.L.	—	90.0	Other segments	Mauritania
Ferrosolar OPCO Group S.L.	—	100.0	Other segments	Spain
Ferrosolar R&D S.L.	—	50.0	Other segments	Spain
FerroTambao, S.A.R.L.	—	90.0	Other segments	Burkina Faso
Globe Argentina Holdco, LLC	—	100.0	Other segments	Delaware - USA
Globe Metales S.R.L.	—	100.0	Other segments	Argentina
Globe Specialty Metals, Inc.	100	100.0	Other segments	Delaware - USA
GSM Financial, Inc.	—	100.0	Other segments	Delaware - USA
GSM Netherlands, B.V.	—	100.0	Other segments	Netherlands
Hidroelectricité de Saint Beron, S.A.S.	—	100.0	Other segments	France
Mangshi FerroAtlántica Mining Industry Service Company Limited	—	100.0	Other segments	Mangshi, Dehong -Yunnan -China
Ningxia Yonvey Coal Industrial Co., Ltd.	—	98.0	Other segments	China
Photosil Industries, S.A.S.	—	100.0	Other segments	France
Ferroglobe Innovation, S.L.U	—	100.0	Other segments	Spain
Solsil, Inc.	—	92.4	Other segments	Delaware - USA
Ultracore Energy S.A.	—	100.0	Other segments	Argentina

Subsidiaries are all companies over which Ferroglobe has control.

Control is achieved when the Company:

●	has power over the investee;
●	is exposed, or has rights, to variable returns from its involvement with the investee; and
●	has the ability to use its power over the investee to affect the amount of the investor’s returns.

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

The consolidated financial statements have been authorized for issuance on May 1, 2023.

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

For the year ended December 31, 2022, the Company reported a net profit of $462,414 thousand and for the years ended 2021 and 2020, the Company reported net losses of $115,374 thousand, $249,758 respectively. Our business has historically been subject to fluctuations in the price of the products and market demand for them, caused by general and regional economic cycles, raw material and energy price fluctuations, competition and other factors.

To support its assessment of the going concern basis of accounting, management has prepared a financial model which considers the revenues, expenditures, cash flows, net tax payments and capital expenditures for a period of at least one year from the date of approval of these financial statements. The financial projections to determine these future cash flows are modelled considering the principal variables that determine the historic flows at a Group level including prices, volumes, costs, capital expenditures and net working capital. These projections are based on the 2023 annual budget and management’s five-year financial model. Key assumptions include estimates on sale prices based on the order book and indexes. It has to be considered that sale prices are the variable to which the Company´s cash flows are more sensitive to. Sensitivities have been run, including stressed scenarios with reductions on the base case sale prices for the coming months, to reflect the key risks and uncertainties impacting the cash flow projections.

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

3.2 International financial reporting standards

Application of new accounting standards

New and amended standards and interpretations adopted by the Company

No new standards effective on January 1, 2022 have a material impact on the consolidated financial statements. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

New and amended standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for the reporting period ended December 31, 2022 and have not been early adopted by the Company. Standards, interpretations and amendments published by the IASB that will be effective for periods beginning on or after January 1, 2023:

●	IFRS 17 Insurance Contracts (issued on 18 May 2017); including Amendments to IFRS 17 (issued on June 2020 and effective from annual period beginning on January 1, 2023)

●	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Classification of Liabilities as Current or Non-current - Deferral of Effective Date (issued on January 2020 and July 2020 respectively and effective from annual period beginning on January 1, 2023)
●	Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies (issued on February 2021 and effective from annual period beginning on January 1, 2023)
●	Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (issued on February 2021 and effective from annual period beginning on January 1, 2023)
●	Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (issued on May 2021 and effective from annual period beginning on January 1, 2023)
●	Amendments to initial application of IFRS 17 and IFRS 9: Comparative information (issued on December 2021 and effective from annual period beginning on January 1, 2023)
●	Amendments to IFRS 16: Lease Liability in a sale and Leaseback (issued on September 2022 and effective from annual period beginning on January 1, 2024)
●	Amendments to IAS 1: Non-current liabilities with Covenants (issued on October 2022 and effective from annual period beginning on January 1, 2024)

The Company is continuously assessing the impact of the application of these standards or interpretations that are not yet effective, and it is not expected that the application of these standards will have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

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

Ferroglobe PLC is the parent company of Ferroglobe Group and its main assets and liabilities relate to intercompany transactions. Due to the new group structure, PLC has signed an agreement in which they agreed to convert all intercompany receivables and payables outstanding into US Dollars. Additionally, PLC financing instruments (debt and equity instruments) are U.S. Dollars denominated.

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

3.4 Responsibility for the information and use of estimates

The information in these consolidated financial statements is the responsibility of Ferroglobe’s Management.

Certain assumptions and estimates were made by management in the preparation of these consolidated financial statements, including:

●	The impairment analysis on goodwill, see Note 7;
●	the useful life of property, plant and equipment and intangible assets, see Note 4.3;
●	the impairment analysis on property, plant and equipment and valuations, determined by value in use or by fair value less cost of disposal methods, see Note 9;
●	the fair value of financial instruments, see Note 29;
●	the assumptions used in the actuarial calculation of pension liabilities, see Note 15;
●	the discount rate used to calculate the present value of certain collection rights and payment obligations, see Note 15;
●	provisions for contingencies and environmental liabilities, see Note 25;
●	the net realizable value of inventory, see Note 11;
●	income taxes, including the recoverability of the deferred tax asset; see Note 23;

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

Going concern

As required by the accounting rules, the Company performs an analysis to assess the Company’s ability to continue as a going concern. In this analysis, management makes certain estimates. To assess the liquidity risk the Company has defined a financial model which considers the revenues, expenditures, cash flows, net tax payments, capital expenditures and net working capital requirements. The financial projections to determine future cash flows are modelled considering the principal variables that determine the historic flows at a Group level including prices, volumes, costs, capital expenditures and net working capital. These projections are based on the 2023 annual budget and management’s five-year financial model.

Impairment of long-lived assets

The Company’s evaluation of goodwill and PP&E for impairment involves the comparison of the carrying amounts of assets with their recoverable amount. The determination of the recoverable amount requires significant judgement in developing and applying underlying assumptions concerning future market and conditions (operating costs and working capital requirements) for the periods projected, as well as the determination of an appropriate discount rate and terminal value. The key assumptions used for estimating cash flow projections in the Group’s impairment testing are those relating to discount rate, revenue, operating cost and operating margin. For certain assets, recoverable amount has been determined at fair value less cost of disposal, which determination is subject to significant judgement.

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

Non-controlling interests are presented in “Equity – Non-controlling interests” in the consolidated statement of financial position, separately from the consolidated equity attributable to the Parent. The share of non-controlling interests in the profit or loss for the year is presented under “Loss/Profit attributable to non-controlling interests” in the consolidated income statement.

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

When the construction and start-up of non-current assets require a substantial period of time, the borrowing costs incurred over that period are capitalized. In 2022, 2021 and 2020 no material borrowing cost were capitalized.

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

4.4 Impairment of property, plant and equipment, intangible assets, right-of-use assets and goodwill

In order to ascertain whether its assets have become impaired, the Company compares their carrying amount with their recoverable amount; goodwill - the CGUs are tested for impairment annually, and whenever there is an indication of impairment and property, plant and equipment. Where the asset itself does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

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

Financial assets measured at fair value through profit or loss.

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

4.9 Raw materials and energy consumption for production

Raw materials and energy consumption for production comprise raw materials, energy, other direct costs, inventory write-downs and changes in inventory.

4.10 Cash and cash equivalents

The Company classifies under “Cash and cash equivalents” any liquid financial assets, such as for example cash on hand and at banks, deposits and liquid investments, that can be converted into known amounts of cash within three months and are subject to an insignificant risk of changes in value.

4.11 Restricted cash and cash equivalents

The Company classifies under “restricted cash and cash equivalents” any liquid financial assets, which meet the definition of cash and cash equivalents but the use or withdrawal is restricted by financial agreements.

Restrictions may include legally restricted deposits held as compensating balances against short-term borrowing arrangements and/or contracts entered into with others; however, time deposits and short-term certificates of deposit are not included in legally restricted deposits. In cases where compensating balance arrangements exist but are not agreements which legally restrict the use of cash amounts shown on the balance sheet, those arrangements and the amount involved are disclosed in the notes. Compensating balances that are maintained under an agreement to assure future credit availability are also disclosed in the notes.

As discussed in Note 31, certain of the Company´s credit agreements restrict the transfer of assets in the form of loans or dividends to other affiliates. The amount of cash and cash equivalents in subsidiaries subject to such restrictions amounted to $253,085 as of December 31, 2022, and is not presented as Restricted cash and equivalents in the balance sheet because it can be withdrawn or used except for transfers to affiliates.

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

Income tax payable is the result of applying the relevant tax rate in force to each tax-paying entity, in accordance with the tax laws in force in the country in which the entity is registered. Additionally, tax deductions and credits are available to certain entities, primarily relating to inter-company trades and tax treaties between various countries to prevent double taxation.

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

In the Company’s electrometallurgy business, revenue is principally generated from the sale of goods, including silicon metal and silicon- and manganese-based specialty alloys. The Company mainly satisfies its performance obligations at a point in time; the amounts of revenue recognized relating to performance obligations satisfied over time are not significant. The point in time at which control is transferred to the buyer is determined based on the agreed delivery terms, which follow Incoterms 2022 issued by International Chamber of Commerce.

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

4.20 Termination benefits

Under current labour legislation, the Company is required to pay termination benefits to employees whose employment relationship is terminated under certain conditions. The cost of providing employee benefits is recognized in the period in which the benefit is earned by the employee, rather than when it is paid or payable.

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

As the Company emits CO2, it recognizes a provision for its obligation to deliver the CO2 allowances at the end of the compliance period. The provision is remeasured and recorded as an expense at the end of each reporting period at historical cost for the emission rights (allowances) received and at acquisition cost for the CO2 purchased and at fair value for the CO2 pending to be purchased.

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

Ferroglobe has not recorded any business combination in 2022 and 2021.

6.    Segment reporting

Operating segments are based upon the Company’s management reporting structure. During 2022, the Company has revised its operating segments to reflect the way its Chief Operating Decision Maker (“CODM”) is currently managing the business. Our revised organizational structure includes the following ten operating segments:

●	Canada – Silicon Metals
●	Canada – Silicon Alloys
●	US – Silicon Metals
●	US - Silicon Alloys
●	Europe – Manganese Alloys
●	Europe – Silicon Metals
●	Europe - Silicon Alloys
●	South Africa – Silicon Metals
●	South Africa – Silicon Alloys; and
●	Other segments

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

The Company’s North America- Silicon Metal and North America – Silicon Alloys reportable segments are the result of the aggregation of the operating segments of the United States and Canada Silicon Metals and the operating segments of the United States and Canada Silicon Alloys. These operating segments have been aggregated as they have similar long-term economic characteristics and there is similarity of competitive and operating risks and the political environment in the United States and Canada. The Europe-Silicon Metals, the Europe-Silicon Alloys, the Europe -Manganese, the South Africa – Silicon Metals and South Africa – Silicon Alloys reportable segments are equal to each related Operating segment.

All other segments that do not meet the quantitative threshold for separate reporting have been grouped as “Other segments”, mainly includes holding entities in United Kingdom and subsidiary OPCO in Spain.

The consolidated income statements as of  December 31, 2022, 2021 and 2020, by reportable segment, are as follows:

	2022
	North America	North America	Europe	Europe	Europe	South Africa	South Africa		Adjustments/
	Silicon Metal	Silicon Alloys	Manganese	Silicon Metal	Silicon Alloys	Silicon Metal	Silicon Alloys	Other segments	Eliminations (**)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Sales	671,290	339,414	701,140	536,753	259,419	17,337	122,262	81,560	(131,259)	2,597,916
Raw materials and energy consumption for production	(305,545)	(68,490)	(541,034)	(241,936)	(139,687)	(9,270)	(65,373)	(46,759)	133,008	(1,285,086)
Other operating income	6,464	122	42,882	76,255	23,622	156	66	59,840	(62,051)	147,356
Staff costs	(61,378)	(41,923)	(28,996)	(81,175)	(50,467)	(1,736)	(11,652)	(37,483)	—	(314,810)
Other operating expense	(33,708)	(37,859)	(111,741)	(99,513)	(33,265)	(2,649)	(13,193)	(74,626)	60,302	(346,252)
Depreciation and amortization charges, operating allowances and write-downs	(33,708)	(15,135)	(13,005)	(4,605)	(8,086)	(748)	(5,278)	(994)	—	(81,559)
Impairment (loss) gain	—	—	(33,222)	—	(26,028)	5,357	2,408	(5,514)	—	(56,999)
Net gain due to changes in the value of assets	—	—	—	—	—	—	—	349	—	349
(Loss) gain on disposal of non-current assets	(522)	(126)	(189)	230	82	—	—	66	—	(459)
Other (loss)	—	—	11	—	—	—	—	80	—	91
Operating Profit	242,893	176,003	15,846	186,009	25,590	8,447	29,240	(23,481)	—	660,547
(**)	The amounts correspond to transactions between segments that are eliminated in the consolidation process.

	2021(*)
	North America	North America	Europe	Europe	Europe	South Africa	South Africa		Adjustments/
	Silicon Metal	Silicon Alloys	Manganese	Silicon Metal	Silicon Alloys	Silicon Metal	Silicon Alloys	Other segments	Eliminations (**)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Sales	370,109	154,699	476,287	437,533	227,804	12,604	104,591	43,568	(48,287)	1,778,908
Raw materials and energy consumption for production	(265,653)	(57,663)	(326,257)	(303,811)	(170,073)	(8,240)	(68,377)	(33,445)	48,623	(1,184,896)
Other operating income	5,089	296	34,142	48,828	16,924	278	485	49,901	(45,858)	110,085
Staff costs	(51,163)	(31,300)	(33,696)	(77,608)	(42,679)	(1,542)	(11,726)	(31,203)	—	(280,917)
Other operating expense	(22,222)	(20,848)	(105,290)	(105,712)	(23,043)	(1,904)	(11,352)	(51,960)	45,522	(296,809)
Depreciation and amortization charges, operating allowances and write-downs	(40,489)	(15,281)	(18,634)	(7,330)	(9,522)	(546)	(4,535)	(991)	—	(97,328)
Impairment (loss) gain	—	—	(376)	14	(455)	288	2,396	(1,730)	—	137
Net gain due to changes in the value of assets	—	—	—	—	—	—	—	758	—	758
(Loss) gain on disposal of non-current assets	(347)	741	—	733	296	—	—	(37)	—	1,386
Other (loss)	—	—	—	—	—	—	—	—	—	—
Operating (loss) profit	(4,676)	30,644	26,176	(7,353)	(749)	938	11,482	(25,076)	—	31,386

(*) Our operating segments have been revised in 2022 to reflect the way its chief operating decision maker (“CODM”) is currently managing and viewing the business. Accordingly, the results of 2021 and 2020 have been restated to report results according to the operating segments revised in 2022.

(**)	The amounts correspond to transactions between segments that are eliminated in the consolidation process.

	2020(*)
	North America	North America	Europe	Europe	Europe	South Africa	South Africa		Adjustments/
	Silicon Metal	Silicon Alloys	Manganese	Silicon Metal	Silicon Alloys	Silicon Metal	Silicon Alloys	Other segments	Eliminations (**)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Sales	289,485	135,792	240,142	321,632	146,096	17,631	62,941	25,334	(94,619)	1,144,434
Raw materials and energy consumption for production	(205,260)	(75,597)	(204,063)	(255,798)	(113,332)	(12,267)	(43,796)	(19,518)	94,145	(835,486)
Other operating income	2,804	113	9,199	19,971	5,078	127	3	24,587	(28,255)	33,627
Staff costs	(48,219)	(25,769)	(28,337)	(52,236)	(32,064)	(2,497)	(8,516)	(17,144)	—	(214,782)
Other operating expense	(18,990)	(15,325)	(33,884)	(35,415)	(16,397)	(3,515)	(10,583)	(26,679)	28,729	(132,059)
Depreciation and amortization charges, operating allowances and write-downs	(48,691)	(12,973)	(19,086)	(8,900)	(10,352)	(1,563)	(5,578)	(1,046)	—	(108,189)
Impairment (loss) gain	(26,861)	(8,824)	305	—	(17,942)	(1,899)	(6,777)	(11,346)	—	(73,344)
Net gain due to changes in the value of assets	—	—	—	—	—	—	—	158	—	158
(Loss) gain on disposal of non-current assets	(641)	(227)	1,154	682	319	—	—	5	—	1,292
Other (loss) gain	—	—	4	—	—	—	—	(5)	—	(1)
Operating (loss)	(56,373)	(2,810)	(34,566)	(10,064)	(38,594)	(3,983)	(12,306)	(25,654)	—	(184,350)

(*) Our operating segments have been revised in 2022 to reflect the way its chief operating decision maker (“CODM”) is currently managing and viewing the business. Accordingly, the results of 2021 and 2020 have been restated to report results according to the operating segments revised in 2022.

(**)	The amounts correspond to transactions between segments that are eliminated in the consolidation process.

Other disclosures

Sales by product line

Sales by product line are as follows:

	2022	2021	2020
	US$'000	US$'000	US$'000
Silicon metal	1,116,193	637,695	463,217
Manganese-based alloys	525,483	469,138	267,469
Ferrosilicon	561,539	337,833	176,447
Other silicon-based alloys	192,409	161,750	126,817
Silica fume	32,290	32,409	25,888
Other	170,002	140,083	84,596
Total	2,597,916	1,778,908	1,144,434

Information about major customers

Total sales of $1,322,724 thousand, $870,039 thousand, and $580,570 thousand were attributable to the Company’s top ten customers in 2022, 2021, and 2020 respectively. During 2022, 2021, and, 2020 sales corresponding to Dow Silicones Corporation represented 16.8%, 12.2% and 13.2%, respectively of the Company’s sales. Sales to Dow Silicones Corporation are included partially in the North America – Silicon Metal segment and partially in the Europe - Silicon Metal segment.

Non current assets by geographical area

The non-current assets by geographical area are as follows:

	Year ended December 31,
	2022	2021
	US$´000	US$´000
United States of America	231,565	230,356
Europe
Spain	109,759	146,405
France	133,684	138,842
Other EU Countries	55,835	71,612
Total non-current assets in Europe	299,278	356,859
Rest of the World	133,040	124,839
Total	663,883	712,054

7.    Goodwill

Changes in the carrying amount of goodwill during the years ended December 31, are as follows:

	January 1,	Impairment	Exchange	December 31,	Impairment	Exchange	December 31,
	2021	(Note 26.5)	differences	2021	(Note 26.5)	differences	2022
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
U.S. Silicon Metal cash generating unit	17,230	—	—	17,230	—	—	17,230
U.S. Silicon Based Alloys cash generating unit	12,472	—	—	12,472	—	—	12,472
Total	29,702	—	—	29,702	—	—	29,702

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

During the years ended December 31, 2022 and December 31, 2021, in connection with our annual goodwill impairment test, the Company did not recognize an impairment charge.

Ferroglobe operates in a cyclical market, and silicon and silicon-based alloy index pricing and foreign import pressure into the U.S. markets impact the future projected cash flows used in our impairment analysis. Recoverable value was estimated based on discounted cash flows. Estimates under the Company’s discounted income based approach involve numerous variables including anticipated sales price and volumes, cost structure, discount rates and long term growth, and therefore could impact fair values in the future. As of December 31, 2022, and 2021 the remaining goodwill for the U.S Silicon Metal and U.S Silicon Alloys cash-generating units is $29,702 thousand.

Key assumptions used in the determination of recoverable value

In determining the asset recoverability through value in use, management makes estimates, judgments and assumptions on uncertain matters. For each cash-generating units to which goodwill has been allocated, the value in use is determined based on economic assumptions and forecasted operating conditions as follows:

	2022	2021	2020
	U.S.	U.S.	U.S.
Weighted average cost of capital (pre-tax)	14.6%	13.2%	10.3%
Long-term growth rate	2.0%	2.3%	2.0%
Normalized tax rate	21.0%	21.0%	21.0%

These assumptions have been used in the impairment test for the two Cash Generating Units

Our approach in determining the recoverable amount utilises a discounted cash flow methodology, which necessarily involves making numerous estimates and assumptions regarding, operating costs, appropriate discount rates and working capital requirements. The key assumptions used for estimating cash flow projections in the Group’s impairment testing are those relating to discount rate, revenue, operating cost, operating margin and carrying amount. Carrying amount for the cash-generating units is determined by allocating individual balances to each of the cash-generating units, when a balance split is not possible an allocation key is applied based on the estimated production for the following 5 year period. The key assumptions take account of the business’s expectations for the projection period. These expectations consider the macroeconomic environment, industry and market conditions, the CGU’s historical performance and any other circumstances particular to the unit, such as business strategy and product mix. In particular in the case of sales prices assumptions the Company has used the latest forward prices published by a reputable industry analyst.

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

The Company has defined a financial model which considers the revenues, expenditures, cash flows, pre tax payments and capital expenditures on a five year period (2023-2027), and perpetuity beyond this period. The financial projections to determine the net present value of future cash flows are modeled considering the principal variables that determine the historic flows of each group of cash-generating units including prices, volumes, costs, CAPEX and net working capital. The Company has assumed that the average Operating profit margin for the five year period is 23.8 % and a Compound Annual Growth Rate of (11.0) %.

8.    Other intangible assets

Changes in the carrying amount of other intangible assets during the years ended December 31 are as follows:

					Other	Accumulated
	Development	Power Supply		Computer	Intangible	Depreciation	Impairment
	Expenditure	Agreements	Rights of Use	Software	Assets	(Note 26.3)	(Note 26.5)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2021	54,874	37,836	17,049	5,249	18,872	(93,042)	(20,082)	20,756
Additions	1,040	—	10	—	139,180	(7,241)	(1,153)	131,836
Disposals	—	—	(3,558)	(72)	(51,796)	563	3,072	(51,791)
Exchange differences	(4,216)	—	(132)	(87)	(540)	3,580	1,236	(159)
Business disposal	—	—	—	—	—	—	—	—
Balance at December 31, 2021	51,698	37,836	13,369	5,090	105,716	(96,140)	(16,927)	100,642
Additions	910	—	23	522	113,159	(725)	—	113,889
Disposals	—	—	—	(20)	(96,869)	20	—	(96,869)
Exchange differences	(2,914)	—	(153)	(62)	(6,102)	2,536	830	(5,865)
Business disposal	—	—	—	—	—	—	—	—
Balance at December 31, 2022	49,694	37,836	13,239	5,530	115,904	(94,309)	(16,097)	111,797

Additions and disposals in other intangible assets in 2022 and 2021 primarily relate to the acquisition, use and expiration of rights held to emit greenhouse gasses by certain Spanish, French, Norwegian and Canadian subsidiaries (see Note 4.21).

During 2021 the Company recognized an impairment of $1,153 thousand in relation to our quartz mine located in Mauritania.

During 2022 and 2021 the company has purchased rights to emit greenhouse gasses amounting $25,035 thousand and $44,138 thousand respectively.

As a result of the Business Combination, the Company acquired a power supply agreement which provides favorable below-market power rates to the Alloy, West Virginia facility, which terminates in December 2025.

At December 31, 2022 and 2021, the Company has certain intangible assets related to rights held to emit greenhouse gasses pledged as collateral for debt instruments in Canada (see Note 18).

9.    Property, plant and equipment

The detail of property, plant and equipment, net of the related accumulated depreciation and impairment in 2022 and 2021 is as follows:

				Advances and
				Property, Plant		Other Items of
			Other Fixtures,	and Equipment		Property,	Other Items	Other Items
	Land and	Plant and	Tools and	in the Course of	Mineral	Plant and	of Leased	of Leased	Accumulated
	Buildings	Machinery	Furniture	Construction	Reserves	Equipment	Land and	Plant and	Depreciation	Impairment	Total
							Buildings	machinery	(Note 26.3)	(Note 26.5)
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2021	208,025	1,331,585	8,422	124,029	59,325	33,188	17,588	24,446	(995,507)	(191,066)	620,034
Additions	166	6,054	199	33,409	—	—	576	4,113	(90,087)	1,663	(43,907)
Disposals and other	(1,131)	(106,295)	(618)	(9,374)	—	(55)	—	—	73,601	39,972	(3,900)
Transfers from/(to) other accounts	65	21,883	112	(23,621)	—	(20)	—	730	867	(17)	(1)
Exchange differences	(9,911)	(50,603)	(636)	(10,481)	(306)	476	(1,008)	(1,527)	49,048	7,636	(17,312)
Balance at December 31, 2021	197,214	1,202,624	7,479	113,962	59,019	33,589	17,156	27,762	(962,078)	(141,811)	554,914
Additions	3,170	15,329	2,883	59,532		131	4,714	4,624	(80,834)	(56,999)	(47,450)
Disposals and other	—	(18,544)	(122)	(595)	—	—	—	—	17,685	(90)	(1,666)
Transfers from/(to) other accounts	505	28,295	(349)	(33,485)	—	1,212	—	—	3,822	—	—
Exchange differences	(7,291)	(48,278)	(731)	(6,021)	(215)	(725)	(625)	(1,028)	42,157	4,273	(18,484)
Transfer to assets and disposal groups classified as held for sale (see Note 30)	(18,108)	(56,571)	(470)	(320)	—	—	—	—	56,297	18,105	(1,067)
Balance at December 31, 2022	175,490	1,122,855	8,690	133,073	58,804	34,207	21,245	31,358	(922,951)	(176,522)	486,247

In order to ascertain whether its assets have become impaired, Ferroglobe compares their carrying amount with their recoverable amount if there are indications that the assets might have become impaired. Where the asset itself does not generate cash flows that are independent from other assets, Ferroglobe estimates the recoverable amount of the cash generating unit to which the asset belongs. Recoverable amount is the higher of fair value less cost of disposal and value in use, which is the present value of the future cash flows that are expected to be derived from continuing use of the asset and from its ultimate disposal at the end of its useful life, discounted at a rate which reflects the time value of money and the risks specific to the business to which the asset belongs.

If the recoverable amount of an asset or segments unit is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount, and an impairment loss is recognized as an expense under “net impairment losses” in the consolidated income statement. The increased carrying amount of an asset due to a reversal of an impairment loss should not exceed the carrying amount that would  have been determined (net of amortisation or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of an impairment is recognized as “impairment (loss) gain” in the consolidated income statement. The basis for depreciation or amortization is the carrying amount of the assets, deemed to be the acquisition cost less any accumulated impairment losses.

As of December 31, 2022 the Company tested property, plant and equipment for impairment related to our solar-grade silicon metal project based in Puertollano, Spain, as the plant was shutdown at the end of 2022,  the recoverable value was determined at fair value and the key assumptions used in the measurement of fair value measurements has been categorized within level “3”. Therefore, OPCO recorded an impairment of  $5,515 thousand in 2022.

During 2022, the Company identified indicators of impairment for some plants within the Manganese and European Silicon Alloys segments (reduction of the spread as inferred from the forward prices and increase in the energy prices). As of  December 31, 2022 the Company tested property, plant and equipment for impairment, estimating the recoverable value of the cash-generating units requires significant judgment in developing and applying key underlying assumptions concerning future market and conditions (volumes, sale prices, cost structure and capital expenditure - “capex” and operating margins) for the periods projected, as well as the determination of an appropriate discount rate and terminal value assumptions (including terminal value growth rate) based on management’s business plans. An impairment was recorded according to the analysis performed. Therefore, the plant and machinery for Cee, Boo, Moi Rana and Monzon facilities were fully impaired by $20,034 thousand, $11,559 thousand, $15,749 thousand and $5,915 thousand respectively.

As of December 31, 2022 the Company tested property, plant and equipment for impairment related to our silicon metal plant in Polokwane, South Africa, which has restarted in October 2022, for which the recoverable value was estimated by determining the value in use for its assets. Therefore, the company recorded an impairment reversal of $5,017 thousand for the plant in Polokwane, South Africa.

As of December 31, 2022, assets related to Chateau Feuillet facility in France have been transferred to asset held for sale. The asset has been measured at the lower of carrying amount and fair value less costs to sell, and is presented separately as an asset held for sale in the current position of the financial statements. As fair value is lower than the carrying amount, the company recognized an impairment of $5,994 thousand (see Note 30).

The investments in property plant and equipment in 2022 and 2021 amounted to $59,532 thousand and $33,409 thousand, respectively. The investments were in connection with productivity and efficiency improvements. In addition to the impairments indicated in the paragraphs above, the Company recorded at South Africa mines an impairment reversal of $2,750 thousand in 2022.

As of December 31, 2021 the Company tested property, plant and equipment for impairment related to our solar-grade silicon metal project based in Puertollano, Spain, Château-Feuillet plants in France and our silicon metal plant in Polokwane, South Africa for which the recoverable value was determined at fair value less cost of disposal.

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

During 2021, as a consequence of the sale of the Niagara facility, which had a net book value of nil (an impairment had been recognized in previous periods amounting to $34,229) the Company wrote off these amounts

During year ended December 31, 2020 the Company recognized an impairment of $71,929 thousand in relation to our idled capacity at the Niagara facilities in the United States $34,270 thousand, at the Polokwane facility in South Africa $8,677 thousand, at Château Feuillet facility in Europe $17,941 thousand and an impairment of $11,041 thousand in relation to our solar-grade silicon metal project in Puertollano, Spain.

At December 31, 2022 and 2021, the Company has property, plant and equipment ($278,796 thousand in 2022 and $305,298 thousand in 2021) pledged as security for debt instruments in Canada, France, Norway, Spain and USA (see Note 18).

Commitments

At December 31, 2022 and 2021, the Company has capital expenditure commitments totaling $16,607 thousand and $3,834 thousand, respectively, primarily related to improvement works at plants.

10.  Financial assets and other receivables

The company’s financial assets and their classification under IFRS 9 are as follows:

		2022 classification
	Note	Amortized cost	Fair value through profit or loss - mandatorily measured	Fair value through other comprehensive income - designated	Total
		US$'000	US$'000	US$'000	US$'000
Other financial assets	10.1	13,253	936	—	14,189
Receivables from related parties	24	4,275	—	—	4,275
Trade receivables	10.2	294,491	—	—	294,491
Other receivables	10.2	6,039	—	—	6,039
Cash and cash equivalents		317,935	—	—	317,935
Restricted cash		5,008	—	—	5,008
Total financial assets		641,001	936	—	641,937

		2021 classification
	Note	Amortized cost	Fair value through profit or loss - mandatorily measured	Fair value through other comprehensive income - designated	Total
		US$'000	US$'000	US$'000	US$'000
Other financial assets	10.1	3,348	847	—	4,195
Receivables from related parties	24	4,540	—	—	4,540
Trade receivables	10.2	321,929	—	—	321,929
Other receivables	10.2	6,199	—	—	6,199
Cash and cash equivalents		114,391	—	—	114,391
Restricted cash		2,272	—	—	2,272
Total financial assets		452,679	847	—	453,526

Restrictions on the use of group assets

As of year ended December 31, 2022 and 2021, Cash and cash equivalents and restricted cash comprise the following:

	2022	2021
	US$'000	US$'000
Cash and cash equivalents	317,935	114,391
Non Current restricted cash presented as Cash	2,133	2,272
Current restricted cash presented as Cash	2,875	—
Escrow: Hydro sale	2,133	2,272
NMTC Program	2,875	—
Total	322,943	116,663

As of December 31, 2022, non-current restricted cash comprises cash in relation to the guarantees taken over escrow amounting $2,133 thousand ($2,272 thousand in 2021). The escrow was constituted in August 30, 2019, in consideration of previous FerroAtlántica; under agreement terms, the Purchaser and the Seller deposited in a restricted bank account a part of the share purchase price, guaranteeing any compensation to the purchaser for any claim under the contract. On October 30, 2021, both parts agreed the release of an amount of $3,494 thousand (€3,000 thousand) out of the Escrow funds in order to offset part of the amount that the Company owes to the buyer derived the new tolling agreement.

As of  December 31, 2022, current restricted cash comprises cash in relation to the NMTC program. The New Markets Tax Credit Program (NMTC Program) helps economically distressed communities attract private capital by providing investors with a federal tax credit. The net grant received by Globe Metallurgical, Inc. from the NMTC program amounts to $2,875 thousand and it will be invested in CAPEX at the Selma plant throughout fiscal year 2023 as per the investment plan of the group.

The Company also has restrictions for the disposal of cash in the joint ventures with Dow Silicones Corporation.  When the Company wants to access excess cash available in the joint ventures, it is necessary to organize a board meeting and approve a dividend payment.

10.1 Other financial assets

As of  December 31, 2022, other financial assets comprise the following:

	2022
	Non-
	Current	Current	Total
	US$'000	US$'000	US$'000
Other financial assets held with third parties:
Other financial assets at amortised cost	3,344	—	3,344
Other financial assets	9,909	—	9,909
Equity securities	933	3	936
Total	14,186	3	14,189

At December 31, 2021, other financial assets comprise the following:

	2021
	Non-
	Current	Current	Total
	US$'000	US$'000	US$'000
Other financial assets held with third parties:
Other financial assets at amortised cost	3,348	—	3,348
Equity securities	743	104	847
Total	4,091	104	4,195

Other financial assets at amortized cost mainly comprises deposits given to French government by Ferropem ($2,770 thousand in 2022 and 2,718 thousand in 2021), a Ferroglobe subsidiary, in respect of effort de construction. The law in France requires employers and companies to provide a certain size to invest a portion of their budget in the construction or renovation of housing (including through direct investment, providing mortgages, and other). In this case, the mandatory contribution has been made in the form of a loan, to be returned by the French government in twenty years.

The carrying amount of other financial assets at amortised cost is considered to approximate their fair value.

Other financial assets comprise the investment fund of $9,909 thousand in Selma Globe Investment Fund, LLC as a result of the NMTC Program. The New Markets Tax Credit Program (NMTC Program) helps economically distressed communities attract private capital by providing investors with a federal tax credit. Investments made through the NMTC Program are used to finance businesses, breathing new life into neglected, underserved low-income communities. The reactivation of the plant in Selma, Alabama, has been granted with a $13,230 thousand allocation by the end of fiscal year 2022 under the NMTC Program (See Note 16). This allocation has been subscribed by Globe Metallurgical, Inc. (GMI) as owner of the plant and United Bank as investor and beneficiary of the tax credit resulting from this grant. As a result of the structure implemented for the NMTC, (i) Globe Specialty Metals, Inc. (GSM) has granted a loan to a special purpose vehicle (SPV I) (Leveraged Loan) and (ii) GMI has received two qualify low-income community investment loans (QLICI Loans) from another special purposes vehicle (SPV II) wholly owned by SPV I. Leverage loan is in the amount of $9,909 thousand, a 26 years term and an interest rate of 4.27%. QLICI Loan A is in the amount of $9,909 thousand, with a 30 years term and 3.57% interest rate. QLICI Loan B is in the amount of $3.3 million, with a 30 years term and 3.57% interest rate. Out of this investment-funding structure,  GMI receives a  federal grant of approximately $2,875 thousand, out of which, all the expenses related to the investment-funding structure are to be detracted. This subsidy must be invested in in CAPEX in the Selma plant throughout fiscal year 2023 as per the investment plan of the group. After seven years, the NMTC structure set up will be wound up, as a result of which (ii) SPV II will cancel the QLICI B loan, resulting in cancellation of debt income (CODI) for GMI; (ii) GSM will become the owner of SPV I and SPV II. Upon liquidation and dissolution of these two entities, the Leverage loan will void by confusion. QLICI A loan will be capitalized by GSM into GMI.

The loan was granted on December, 2022 therefore its carrying amount equals to its fair value as of December 31, 2022.

Listed equity securities comprises investments held by Globe Argentina Metales in Pampa Energía.

For those assets measured at fair value at the balance sheet date, further information on fair value measurement is provided in Note 29.

10.2 Trade and other receivables

Trade and other receivables comprise the following at December 31:

	2022	2021
	US$'000	US$'000
Trade receivables	295,678	322,935
Less – allowance for doubtful debts	(1,187)	(1,006)
	294,491	321,929
Tax receivables(1)	36,852	25,244
Government grant receivables	88,092	27,701
Other receivables	6,039	6,199
Total	425,474	381,073
(1)	“Tax receivables” is primarily related to VAT receivables, which are recovered either by offsetting against VAT payables or are expected to be refunded by the tax authorities in the relevant jurisdictions.

The trade and other receivables disclosed above are short-term in nature and therefore their carrying amount is considered to approximate their fair value.

The changes in the allowance for doubtful debts during 2022 and 2021 were as follows:

Allowance
US$'000
Balance at January 1, 2021	1,697
Impairment losses/(reversal) recognized	(580)
Exchange differences	(111)
Balance at December 31, 2021	1,006
Impairment losses/(reversal) recognized	361
Amounts used credited to income	(124)
Exchange differences	(56)
Balance at December 31, 2022	1,187

Factoring of trade receivables

On October 2, 2020, the Company signed a factoring agreement with a financial institution, to anticipate the collection of receivables issued by the Company’s European entities (Grupo FerroAtlántica, S.A. and FerroPem S.AS).

The main characteristics of the factoring agreement are the following:

-	the maximum cash consideration advanced for the financing facility is up to €60,000 thousand;
-	over collateralization of 10% of accounts receivable as guarantee provided to the Agent until payment has been satisfied;
-	a 0.18% to 0.25% fee charged on the total of invoices and credit notes sold to the factor;
-	a financing commission set at Euribor 3-month +1% charged on the drawdowns;

Other conditions are set in relation to credit insurance policy which has been structured in an excess of loss policy where the first €5,000 thousand of bad debt losses are not covered by the insurance provider. The Company has assumed the cash collateralization for the entire excess of loss, as agreed in contractual terms.

On February 2022 Grupo FerroAtlántica, S.A. signed an additional factoring agreement with an additional Spanish Bank. This program offers the possibility to sell the receivables corresponding to nine customers pre-approved by the bank and its credit insurer. Receivables are pre-financed at 100% of their face value.

The main characteristics of this program are the following:

-	the maximum cash consideration advanced for the financing facility is up to €30,000 thousand;
-	a service fee set at 0.25% of the receivable face value;
-	a cost of financing set at Euribor 12-month +1%;
-	a closing fee set at 0.25% of the financing;
-	an annual renewal fee set at 0.25% of the financing;

-	invoices that remain unpaid by the customers to the factor at due date are subject to a late payment interest charge set at Euribor 12-month +15%, with a grace period during the first 30 days.

During 2022, factoring agreements provided upfront cash consideration of approximately $895,264 thousand ($659,083 thousand in 2021). The Company has repaid $ 918,070 thousand ($640,168 thousand in 2021), showing at December 31, 2022, an on-balance sheet bank borrowing debt of $60,976 thousand (2021: $$93,090 thousand), see Note 16.

At December 31, 2022, the Company held $80,112 thousand of accounts receivables recognized in consolidated balance sheet in respect of factoring agreements ($115,684 thousand at December 31, 2021). Finance costs incurred during the year ended December 31, 2022, amounts $3,426 thousand ($3,202 thousand at December 31, 2021) recognized in finance costs in the consolidated income statement.

Judgements relating to the accounting for the factoring agreement

The Company has assessed whether it has transferred substantially all risks and rewards, continuing to be exposed to the variable returns from its involvement in the factoring agreements as it is exposed to credit risk and late-payment risk, so the conclusion is that the derecognition criteria is not met and therefore, the account receivables sold are not derecognized from the balance sheet and an obligation is recognized as bank borrowings for the amount of cash advanced by the Leasing and Factoring Agent and by Bankinter. The amount repayable under the factoring agreements is presented as on-balance sheet factoring and the debt assigned to factoring is showed as bank borrowings. See Note 16.

Government grants receivables

The Company has been awarded a compensation for the indirect CO2 emissions costs included in the energy bills in France, Spain and Norway.

During the year ended December 31, 2022, the Company recognized $72,251 thousand of income related to these compensations. The amount was deducted against the related expense in Raw Materials and energy consumption for production (2021: $31,588 thousand of income). The Company has no unfulfilled conditions in relation to government grants, but certain grants would be repayable if the Company were to substantially curtail production or employment at certain plants.

11.   Inventories

Inventories comprise the following at December 31:

	2022	2021
	US$'000	US$'000
Finished goods	169,956	118,080
Raw materials in progress and industrial supplies	266,348	110,965
Other inventories	44,257	42,815
Advances to suppliers	19,519	17,937
Total	500,080	289,797

During 2022 the Company recognized an expense of $29,865 thousand, of which $17,523 related to finished goods (2021: $1,095 thousand) and $12,342 to raw material (nil in 2021) in respect of write-downs of inventory to net realizable value. The Company records expense for the write-down of inventories to Raw Materials and energy consumption for production in the consolidated income statement, see Note 4.8.

As of  December 31, 2022 and 2021, inventories in the Company’s subsidiaries in the United States, Canada, Norway, France and Spain ($435,347 thousand in 2022 and $180,575 thousand in 2021) were pledged forming part of the collateral for debt instruments, see Note 18.

12. Other assets

Other assets comprise the following at December 31:

	2022			2021
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Guarantees and deposits given	17,492	293	17,785	18,020	299	18,319
Prepayments and accrued income	37	5,925	5,962	27	3,213	3,240
Other assets	689	24,390	25,079	687	4,896	5,583
Total	18,218	30,608	48,826	18,734	8,408	27,142

As of  December 31, 2022, the figure in Prepayments and accrued income increased due to prepayments recorded in “Grupo FerroAtántica S.A.U”.

In 2022, a provision of $18,000 thousand was recognized at Globe Metallurgical Inc. (see Note 15) with respect to civil lawsuits arising out of a 2018 incident at Globe Metallurgical Inc.’s Selma, Alabama, facility in which two employees were injured and one of whom later died.  At the time, Globe Metallurgical Inc. also recorded an expected reimbursement from the Company’s insurer as other assets for the same amount.  In the first quarter of 2023, the Company reached full and final settlements of the lawsuits and all amounts were paid directly by the insurer.

During 2022 and 2021, the amount in Guarantees and deposits is mainly due to a cash deposit made during 2021 with TAC (Tennessee Valley Authority) which supplies power to "Core Metals Group Holdings, LLC”, the letter of credits related to the insurance company in “Global Specialty Metals, Inc” and deposits linked to factoring agreements.

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

The transaction fees incurred in the issuance of the share capital of $40 million amounting to $6,647 thousand were accounted for as a deduction from equity.

On October 6, 2021, the Company has entered into an equity distribution agreement (the “Equity Distribution Agreement”) with B. Riley Securities, Inc. and Cantor Fitzgerald & Co. relating to the ordinary shares, par value $0.01 per share, of Ferroglobe PLC, by which the Company may offer and sell ordinary shares having an aggregate offering price of up to $100,000,000 from time to time through B. Riley Securities, Inc. and Cantor Fitzgerald & Co. as our sales agents. The company sold 186,053 ordinary shares with net proceeds of $1.4 million in 2021 (no sales were made in 2022).

At December 31, 2022, there were 188,882,316 ordinary shares in issue with a par value of $0.01, for a total issued share capital of $1,962 thousand, (2021: 188,882,316  ordinary shares in issue with a par value of $0.01, for a total issued share capital of $1,784 thousand). The Company held 1,448,773 ordinary shares in treasury.

At December 31, 2022, the Company’s largest shareholders are as follows:

	Number of Shares	Percentage of
Name	Beneficially Owned	Outstanding Shares (*)
Grupo Villar Mir, S.A.U.	81,924,822	43.7%
Cooper Creek Partners Management LLC	11,144,337	5.9%
(*) 187,433,543 ordinary shares were outstanding at 31 December 2022, comprising 188,882,316 shares in issue less 1,448,773 shares held in treasury

Valuation adjustments

Valuation adjustments comprise the following at December 31:

	2022	2021
	US$'000	US$'000
Actuarial gains and losses	12,817	5,525
Deferred Tax Income (See Note 23)	(2,082)	—
Total	10,735	5,525

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

Capital management

The Company’s primary objective is to maintain a balanced and sustainable capital structure through the industry’s economic cycles, while keeping the cost of capital at competitive levels so as to fund the Company’s growth. The main sources of financing are as follows:

1.	cash flow from operations;

2.	bank borrowings,
3.	debt instruments, including the Reinstated Senior Notes due 2025.
4.	factoring and forfaiting of receivables
5.	Asset-Based Lending facility

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

On July 21, 2022, the $60 million of the new Senior secured Notes maturing on June 30, 2025 were redeemed at 100% of the principal amount thereof plus accrued interest.

The Company manages its capital structure and makes adjustments in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may restructure or issue new borrowings or debt, make dividend payments, return capital to shareholders or issue new shares. Management’s review of the Company’s capital structure includes monitoring of the leverage ratio.

Dividends

There have not been dividends paid or proposed by the Company during the year ended December 31, 2022 neither during the year ended December 31, 2021.

There were earnings distributed by a Joint Venture participated by a Globe Speciality Metals, Inc subsidiary to non-controlling interests, classified as cash from operating activities, during the years ended December 31, 2022 and 2021.

Non-controlling interests

The changes in non-controlling interests in the consolidated statements of financial position in 2022 and 2021 were as follows:

Balance
US$'000
Balance at January 1, 2021	114,504
(Loss) Profit for the year	(4,750)
Dividends paid to joint venture partner	(5,880)
Translation differences	166
Other	2,013
Balance at December 31, 2021	106,053
(Loss) Profit for the year	3,514
Dividends paid to joint venture partner	(3,430)
Translation differences	(1,873)
Other	2,487
Balance at December 31, 2022	106,751

The stand-alone statutory information regarding the largest non-controlling interests, in accordance with IFRS 12 Disclosure of Interests in Other Entities, is as follows:

The New Markets Tax Credit Program (NMTC Program) helps economically distressed communities attract private capital by providing investors with a federal tax credit. Investments made through the NMTC Program are used to finance businesses, breathing new life into neglected, underserved low-income communities. The reactivation of the plant in Selma, Alabama, has been granted with a $13.5 million allocation by the end of fiscal year 2022 under the NMTC Program. This allocation has been subscribed by Globe Metallurgical, Inc. (GMI) as owner of the plant and United Bank as investor and beneficiary of the tax credit resulting from this grant. As a result of the structure implemented for the NMTC, (i) Globe Specialty Metals, Inc. (GSM) has granted a loan to a special purpose vehicle (SPV I) (Leveraged Loan) and (ii) GMI has received two qualify low-income community investment loans (QLICI Loans) from another special purposes vehicle (SPV II) wholly owned by SPV I.

The lender to structure this program created the two SPVs described above. The Company has no exposure, risk, commitment, or obligation with these SPVs. The Company neither has any share in the equity of these vehicles (SPV I and SPV II). Accordingly, the Company has concluded that it does not control the SPV I and SPV II and does not include the special purposes vehicles in the Company’s consolidation.

WVA Manufacturing, LLC (WVA) was formed on October 28, 2009 as a wholly-owned subsidiary of Globe. On November 5, 2009, Globe sold a 49% membership interest in WVA to Dow Corning Corporation (currently named “Dow”), an unrelated third party. As part of the sale of the 49% membership interest to Dow, an operating agreement and an output and supply agreement were established. The output and supply agreement states that of the silicon metal produced by WVA, 49% will be sold to Dow and 51% to Globe, which represents each member’s ownership interest, at a price equal to WVA’s actual production cost plus $100 per metric ton. The agreement will automatically terminate upon the dissolution or liquidation of WVA in accordance with the joint venture agreement between Globe and Dow. As of December 31, 2022 and 2021, the balance of Non-controlling interest related to WVA was $62,630 thousand and $61,912 thousand, respectively.

Quebec Silicon Limited Partnership (QSLP), formed under the laws of the Province of Québec on August 20, 2010 is managed by its general partner, Quebec Silicon General Partner Inc., which is 51% property of Globe. QSLP owns and operates the silicon metal operations in Bécancour, Québec. QSLP’s production output is subject to a supply agreement, which sells 51% of the production output to Globe and 49% to Dow, which represents each member’s ownership interest, at a price equal to QSLP’s actual production cost plus 250 Canadian dollars per metric ton. As of

December 31, 2022 and 2021, the balance of non-controlling interest related to QSLP was $39,023 thousand and $37,682 thousand, respectively.

	2022		2021		2020
	WVA	QSLP	WVA	QSLP	WVA	QSLP
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Statements of Financial Position
Non-current assets	78,992	64,291	83,176	63,088	99,235	67,806
Current assets	86,847	53,830	73,883	46,186	65,703	37,095
Non-current liabilities	7,108	18,719	8,654	19,005	8,982	18,529
Current liabilities	53,680	21,201	43,577	14,671	33,378	16,320
Income Statements
Sales	187,854	102,865	165,660	89,446	156,995	70,637
Operating profit	8,306	2,897	(4,871)	2,093	(7,503)	3,113
Profit before taxes	8,155	2,195	(5,062)	1,237	(7,503)	2,898
Net (loss) income	3,075	1,015	(3,362)	613	(2,970)	1,666
Cash Flow Statements
Cash flows from operating activities	(5,934)	(10,037)	11,981	8,997	28,683	15,387
Cash flows from investing activities	(8,304)	(1,525)	(3,893)	(4,956)	(7,977)	(5,227)
Cash flows from financing activities	—	905	—	—	—	—
Exchange differences on cash and cash equivalents in foreign currencies	—	10	—	31	—	45
Beginning balance of cash and cash equivalents	35,360	16,596	27,272	12,524	6,566	2,319
Ending balance of cash and cash equivalents	21,122	5,949	35,360	16,596	27,272	12,524

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

	2022	2021	2020
	US$'000	US$'000	US$'000
Profit (Loss) for the year from continuing operations	443,828	(115,374)	(244,359)
(Loss) for the year from discontinued operations	—	—	(5,399)
Total Profit (Loss) for the year	443,828	(115,374)	(249,758)

Attributable to the Parent	440,314	(110,624)	(246,339)
Attributable to non-controlling interests	3,514	(4,750)	(3,419)

Earnings per share

	2022	2021	2020
Numerator:
(Loss) attributable to the Parent (US$'000)	440,314	(110,624)	(246,339)
Denominator:
Weighted average basic shares outstanding	187,815,672	176,508,144	169,269,281
Weighted average dilutive shares outstanding	189,625,195	176,508,144	169,269,281
Basic profit (loss) earnings per ordinary share (US$)	2.34	(0.63)	(1.46)
Diluted profit (loss) earnings per ordinary share (US$)	2.32	(0.63)	(1.46)

Numerator:
(Loss) for the year from continuing operations attributable to the Parent (US$'000)	440,314	(110,624)	(240,940)
Denominator:
Weighted average basic shares outstanding	187,815,672	176,508,144	169,269,281
Weighted average dilutive shares outstanding	189,625,195	176,508,144	169,269,281
Basic profit (loss) earnings per ordinary share (US$)	2.34	(0.63)	(1.42)
Diluted profit (loss) earnings per ordinary share (US$)	2.32	(0.63)	(1.42)

Numerator:
(Loss) profit for the year from discontinued operations (US$'000)	—	—	(5,399)
Denominator:
Weighted average basic shares outstanding	187,815,672	176,508,144	169,269,281
Weighted average dilutive shares outstanding	189,625,195	176,508,144	169,269,281
Basic profit (loss) earnings per ordinary share (US$)	—	—	(0.03)
Diluted (loss) earnings per ordinary share (US$)	—	—	(0.03)

No potential ordinaries shares were excluded from the calculation of diluted earnings (loss) per ordinary share because their effect would be anti-dilutive. Potential ordinary shares of 4,359,436 and of 3,411,974 were excluded from the calculation in 2021 and 2020 respectively for this reason.

15.  Provisions

Provisions comprise the following as of  December 31:

	2022			2021
	Non- Current	Current	Total	Non- Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Provision for pensions	25,546	180	25,726	41,238	180	41,418
Environmental provision	168	1,396	1,564	2,562	1,133	3,695
Provisions for litigation	—	23,142	23,142	—	1,952	1,952
Provisions for third-party liability	5,960	—	5,960	8,905	—	8,905
Provisions for C02 emissions allowances	7,956	94,800	102,756	3,033	107,213	110,246
Provision for restructuring cost	—	21,539	21,539	—	22,350	22,350
Other provisions	8,040	4,450	12,490	5,220	4,797	10,017
Total	47,670	145,507	193,177	60,958	137,625	198,583

As of December 31, 2022 the restructuring provision corresponds to the restructuring process in Château-Feuillet facility in France amounting $21,539 thousand ($21,717 thousand as of December, 2021) and Monzon facility in Spain reversed with a credit to income amounting $591 thousand as of December 31, 2022.

The changes in the various line items of provisions in 2022 and 2021 were as follows:

			Provisions for	Provisions for	Provisions for	Provisions for
	Provision for	Environmental	Litigation	Third	CO2 Emissions	Restructuring	Other
	Pensions	Provision	in Progress	Party Liability	Allowances	Cost	Provisions	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2021	56,586	4,166	1,355	10,759	40,161	2	50,754	163,783
Charges for the year	5,990	28	934	588	97,982	31,838	(12)	137,348
Provisions reversed with a credit to income	(1,419)	(189)	—	—	(7,830)	—	(9,419)	(18,857)
Amounts used	(9,911)	(1)	(233)	(535)	(18,420)	(9,534)	(269)	(38,903)
Provision against equity	(6,847)	—	—	(1,081)	—	—	—	(7,928)
Transfers from/(to) other accounts	—	(33)	—	—	—	44	(28,437)	(28,426)
Exchange differences and others	(2,981)	(276)	(104)	(826)	(1,647)	—	(2,600)	(8,434)
Balance at December 31, 2021	41,418	3,695	1,952	8,905	110,246	22,350	10,017	198,583
Charges for the year	1,405	13	22,134	454	114,185	9,092	7,022	154,305
Provisions reversed with a credit to income	(3,417)	—	(48)	—	(2,435)	(591)	(890)	(7,381)
Amounts used	(1,181)	(345)	(798)	(2,863)	(112,485)	(8,012)	(2,516)	(128,200)
Provision against equity	(9,394)	—	—	—	—	—	—	(9,394)
Transfers from/(to) other accounts	—	(1,510)	—	—	—	—	(666)	(2,176)
Exchange differences and others	(3,105)	(289)	(98)	(536)	(6,755)	(1,300)	(477)	(12,560)
Balance at December 31, 2022	25,726	1,564	23,142	5,960	102,756	21,539	12,490	193,177

The main provisions relating to employee pensions are as follows:

France

These relate to various obligations assumed by FerroPem, SAS with various groups of employees relate to long-service benefits, medical insurance supplements and retirement obligations, all of which are defined unfunded benefit obligations, whose changes in 2022 and 2021 were as follows:

	2022	2021
	US$'000	US$'000
Obligations at the beginning of year	25,950	34,496
Current service cost	(1,159)	1,082
Borrowing costs	310	212
Actuarial differences	(4,821)	(3,003)
Benefits paid	(1,181)	(995)
Exchange differences	(1,253)	(2,412)
Others	(1,508)	(3,430)
Obligations at the end of year	16,338	25,950

At December 31, 2022 and 2021 the effect of a 1% change in discount rate would have resulted in a change to the provision of approximately $1,695 thousand and $3,288 thousand, respectively.

The following table reflects the gross benefit payments that are expected to be paid for the benefit plans for the year ended December 31, 2021:

2022
US$'000
2023	1,087
2024	1,279
2025	1,339
2026	1,316
2027	1,349
Years 2028-2032	7,237

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

In this regard, the changes of this provision in 2022 and 2021 were as follows:

	2022	2021
	US$'000	US$'000
Obligations at beginning of year	3,779	3,461
Current service cost	34	32
Borrowing costs	411	390
Actuarial differences	(861)	526
Benefits paid	(219)	(232)
Exchange differences	(132)	(398)
	3,012	3,779

At December 31, 2022 and 2021, the effect of a 1% change in the cost of the medical aid would have resulted in a change to the provision of approximately $352 thousand and $481 thousand, respectively.

The breakdown, in percentage, of the plan assets are as follows:

	2022	2021
Cash	56.37%	2.85%
Equity	—%	47.21%
Bond	43.63%	17.32%
Property	—%	2.79%
International	—%	28.42%
Others	—%	1.41%
Total	100.00%	100.00%

As of December 31, 2022 and 2021 the Plan assets amounted to $94 thousand and $1,706 thousand, respectively. Changes in the fair value of plan assets linked to the defined benefit plans in South Africa were as set forth in the following table:

	2022	2021
	US$'000	US$'000
Fair value of plan assets at the beginning of the year	1,706	2,204
Interest income on assets	93	172
Benefits paid	(1,619)	(775)
Actuarial differences	(84)	223
Other	(2)	(118)
Fair value of plan assets at the end of the year	94	1,706
Actual return on assets	9	395

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

The most recent of the present value of the defined benefit obligation actuarial valuation was determined as of December 31, 2022 by independent actuaries. The present value of the obligation for defined unfunded benefit cost, the current service cost and past service cost were determined using the projected unit credit method.

In this regards, the changes of this provision in 2022 and 2021 were as follows:

	2022	2021
	US$'000	US$'000
Obligations at the beginning of year	190	22
Current service cost	66	102
Borrowing costs	748	115
Benefits paid	(24)	(2)
Exchange differences	(578)	(47)
Obligations at the end of year	402	190

The summary of the main actuarial assumptions used to calculate the aforementioned obligations is as follows:

	France		South Africa			Venezuela
	2022	2021	2022	2021		2022	2021
Salary increase	1.60%-6.10%	1.60%-6.10%	N/A	N/A	%	180%	500%
Discount rate	3.84%	0.75%	8.2-12.8%	10.60-11.60%	%	202.4%	536%
Expected inflation rate	2.20%	1.60%	4.0-7.30%	5.80-7.10%	%	200%	550%
Mortality	TGH05/TGF05	TGH05/TGF05	SA 85-90 / PA (90)	SA 85-90 / PA (90)		GAM 83	GAM 83
Retirement age	65	65	63	63		63-64	63-64

High percentages are driven by hyperinflationary economy in Venezuela.

North America

a. Defined Benefit Retirement and Post-retirement Plans

Globe Metallurgical Inc. (“GMI”) sponsored three non-contributory defined benefit pension plans covering certain employees, which were all frozen in 2003. Core Metals sponsored a non-contributory defined benefit pension plan covering certain employees, which was closed to new participants in April 2009. The Plan’s liabilities were completely settled as a result of the amendment terminating the plan. There are no remaining participants due to the plan termination effective September 30, 2021. All obligations were satisfied due to the plan termination. The total settlement payment was $2,784 thousand  and resulted in a net income of $1,027 thousand recognized in 2021.

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

Benefit Obligations and Funded Status – The following provides a reconciliation of the benefit obligations, plan assets and funded status of the North American plans as of December 31, 2022 and 2021:

	2022				2021
	USA	Canada		Total	USA	Canada		Total
			Post-				Post-
	Pension	Pension	retirement		Pension	Pension	retirement
	Plans	Plans	Plans		Plans	Plans	Plans
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Benefit obligation	—	18,266	5,497	23,763	—	25,349	8,569	33,918
Fair value of plan assets	—	(17,777)	—	(17,777)	(14)	(22,417)	—	(22,431)
Provision for pensions	—	489	5,497	5,986	(14)	2,932	8,569	11,487

All North American pension and post-retirement plans are underfunded. At December 31, 2022 and 2021, the accumulated benefit obligation was $18,266 thousand and $25,349 thousand for the defined pension plan and $5,497 thousand and $8,569 thousand for the post-retirement plans, respectively.

The assumptions used to determine benefit obligations as of December 31, 2022 and 2021 for the North American plans are as follows:

	North America – 2022			North America – 2021
	USA	Canada		USA	Canada
	Pension	Pension	Postretirement	Pension	Pension	Postretirement
	Plan	Plan	Plan	Plan	Plan	Plan
Salary increase	N/A	2.75% - 3.00%	N/A	N/A	2.75% - 3.00%	N/A
Discount rate	N/A	5.25%	5.25%	N/A	3.21%	3.30%
Expected inflation rate	N/A	N/A	N/A	N/A	N/A	N/A
Mortality	N/A	CPM2014-Private Scale CPM-B	CPM2014-Private Scale CPM-B	N/A	CPM2014-Private Scale CPM-B	CPM2014-Private Scale CPM-B
Retirement age	N/A	58-60	58-60	N/A	58-60	58-60

The discount rate used in calculating the present value of our pension plan obligations is developed based on the  BPS&M Pension Discount Curve for 2022 and 2021 and the Mercer Proprietary Yield Curve for 2022 and 2021 for QSLP Pension and post-retirement benefit plans and the expected cash flows of the benefit payments.

The Company expects to make discretionary contributions of approximately $648 thousand to the defined benefit pension and post-retirement plans for the year ending December 31, 2022.

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

The following reflects the gross benefit payments that are expected to be paid in future years for the benefit plans for the year ended December 31:

		Non-pension
		Postretirement
	Pension Plans	Plans
	US$'000	US$'000
2023	985	180
2024	1,027	186
2025	1,110	207
2026	1,154	227
2027	1,203	247
Years 2027-2031	6,212	1,535

The accumulated non-pension post-retirement benefit obligation has been determined by application of the provisions of the Company’s health care and life insurance plans including established maximums, relevant actuarial assumptions and health care cost trend rates projected at 5.0% for 2022 and decreasing to an ultimate rate of 4.0% in fiscal 2040. At December, 31 2022 and 2021, the effect of a 1% increase in health care cost trend rate on the non-pension post-retirement benefit obligation is $848 thousand and $1,735 thousand, respectively. At December, 31 2022 and 2021 the effect of a 1% decrease in health care cost trend rate on the non-pension post-retirement benefit obligation is ($689) thousand and ($1,327) thousand.

The changes to these obligations in the current year ended December 31, 2022 were as follows:

	2022
	USA	Canada		Total
	Pension	Pension	Post-retirement
	Plans	Plans	Plans
	US$'000	US$'000	US$'000	US$'000
Obligations at the beginning of year	—	25,349	8,569	33,918
Service cost	—	162	301	463
Borrowing cost	—	773	271	1,044
Actuarial differences	—	(5,774)	(3,040)	(8,814)
Benefits paid	—	(870)	(162)	(1,032)
Exchange differences	—	(1,374)	(442)	(1,816)
Expenses	—	—	—	—
Plan settlement	—	—	—	—
Obligations at the end of year	—	18,266	5,497	23,763

The plan assets of the defined benefit and retirement and post-retirement plans in North America are comprised of assets that have quoted market prices in an active market. The breakdown as of December 31, 2022 and 2021 of the assets by class are:

	2022	2021
Cash	—%	—%
Equity Mutual Funds	31%	31%
Fixed Income Securities	14%	14%
Assets held by insurance company	55%	55%
Total	100%	100%

For the year ended December 31, 2022, the changes in plan assets were as follows:

	2022
	USA	Canada
	Pension	Pension
	Plans	Plans	Total
	US$'000	US$'000	US$'000
Fair value of plan assets at the beginning of the year	—	22,417	22,417
Interest income on assets		690	690
Benefits paid		(870)	(870)
Actuarial return on plan assets		(3,496)	(3,496)
Exchange differences		(1,269)	(1,269)
Other		305	305
Plan Settlement		—	—
Fair value of plan assets at the end of the year	—	17,777	17,777

b. Other Benefit Plans

The Company administers healthcare benefits for certain retired employees through a separate welfare plan requiring reimbursement from the retirees.

Environmental provision

Environmental provisions related to $168 thousand of non-current environmental rehabilitation obligations as of December 31, 2022 (2021: $2,562 thousand) and $1,396 thousand of current environmental rehabilitation obligations as of December 31, 2022 (2021: $1,133 thousand). A significant part of these provisions is related to residues disposal, such as the remediation costs required to comply with government regulations.

Provisions for litigation

Certain employees of FerroPem, SAS, then known as Pechiney Electrometallurgie, S.A., may have been exposed to asbestos at its plants in France in the decades prior to FerroAtlántica’s purchase of that business in December 2004. The Company has recognized a provision of $955 thousand during the year ended December 31, 2022 as part of the current portion of Provisions for litigation (2021: $1,143 thousand). See Note 25 for further information.

The timing and amounts potential liabilities arising from such exposures is uncertain. The provision reflects the Company’s best estimate of the expenditure required to meet resulting obligations.

In 2022, a provision of $18,000 thousand was recognized at Globe Metallurgical Inc. with respect to civil lawsuits arising out of a 2018 incident at Globe Metallurgical Inc.’s Selma, Alabama, facility in which two employees were injured and one of whom later died. At the time, Globe Metallurgical Inc. also recorded an expected reimbursement from the Company’s insurer as other assets for the same amount (see Note 12).  In the first quarter of 2023, the Company reached full and final settlements of the lawsuits and all amounts were paid directly by the insurer.

Provisions for third-party liability

Provisions for third-party liability presented as non-current obligations $5,960 thousand relate to health costs for retired employees (2021: $8,905 thousand) in the Company’s subsidiary, FerroPem, SAS.

The following table reflects the gross benefit payments that are expected to be paid for the benefit plans for the year ended December 31, 2022:

2022
US$'000
2023	-
2024	529
2025	270
2026	275
2027	282
Years 2028-2032	1458

The recognized provisions are based on an actuarial study performed by an independent expert.

Other provisions

Included in other provisions are current obligations arising from past actions that involve a probable outflow of resources that can be reliably estimated. Other provisions include taxes of $1,998 thousand (2021: $2,506 thousand) and $7,551 thousand are related to the accrued estimated costs of reclaiming the land after it has been mined for gravel or coal  ($6,422 thousand as of December 31, 2021).

16.  Bank borrowings

Bank borrowings comprise the following at December 31:

	2022
		Non-Current	Current
	Limit	Amount	Amount	Total
	US$'000	US$'000	US$'000	US$'000
Borrowings carried at amortised cost:
Credit facilities	100,000	—	—	—
Borrowings from receivable factoring facility	95,994	—	60,976	60,976
Other loans	—	15,774	1,083	16,857
Total		15,774	62,059	77,833

	2021
		Non-Current	Current
	Limit	Amount	Amount	Total
	US$'000	US$'000	US$'000	US$'000
Borrowings carried at amortised cost:
Credit facilities	—	—	—	—
Borrowings from receivable factoring facility	67,956	—	93,090	93,090
Other loans	—	3,670	2,207	5,877
Total		3,670	95,297	98,967

Credit facilities

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

On June 30, 2022, The Company closed a new, five-year $100 million North American asset-based revolving credit facility (the “ABL Revolver”), involving Ferroglobe’s subsidiary, Globe Specialty Metals, Inc. (“Globe”), and its wholly owned North American subsidiaries, as borrowers, and Bank of Montreal (“BMO”), as lender and agent.

At closing, there was no drawing under the ABL Revolver. Going forward, potential drawings under the ABL Revolver will be used for general corporate purposes.

The ABL Revolver is subject to a borrowing base comprising North American inventory and accounts receivable of Globe (and certain of its subsidiaries) and bears interest of SOFR plus a spread of 150-175 basis points depending on the level of utilization.

Under the ABL credit agreement, the borrowers commit to respect usual affirmative covenants, among others communicating any default or event of default, a change of control, the creation of acquisition of subsidiaries, a casualty or damage to any material used as a collateral, maintenance of the insurance, the compliance with ERISA and the Canadian Pension Laws, the compliance with environmental laws. The borrowers commit not to create or incur any indebtedness, capital leases in excess of a $7.5m, create liens, merge, dissolve, divide any borrowers, change the nature of the business, pay dividends, repay indebtedness for the account of holder of Equity Interests of any Loan Party or its affiliates, maintain a financial covenant consolidated fixed charge coverage ratio to be less than 1.00 to 1.00.

Borrowings from receivable factoring facility

On October 2, 2020, the Company signed a factoring agreement with a financial institution, to anticipate the collection of receivables issued by the Company’s European entities (See Note 10).

The main characteristics of the agreement are the following:

-	the maximum cash consideration advanced for the financing facility is up to €60,000 thousand;
-	over collateralization of 10% of accounts receivable as guarantee provided to the Agent until payment has been satisfied;
-	a 0.18% to 0.25% fee charged on the total of invoices and credit notes sold to the factor;
-	a financing commission set at Euribor 3-month +1% charged on the drawdowns;

Other conditions are set in relation to credit insurance policy which has been structured in an excess of loss policy where the first EUR 5,000 thousand of bad debt losses are not covered by the insurance provider. The Company has assumed the cash collateralization for the entire excess of loss, as agreed in contractual terms.

On February 2022 Grupo FerroAtlántica, S.A. signed an additional factoring agreement with an additional Spanish Bank. This program offers the possibility to sell the receivables corresponding to nine customers pre-approved by the bank and its credit insurer. Receivables are pre-financed at 100% of their face value.

The main characteristics of this program are the following:

-	the maximum cash consideration advanced for the financing facility is up to €30,000 thousand;
-	a service fee set at 0.25% of the receivable face value;
-	a cost of financing set at Euribor 12-month +1%;
-	a closing fee set at 0.25% of the financing;
-	an annual renewal fee set at 0.25% of the financing;
-	invoices that remain unpaid by the customers to the factor at due date are subject to a late payment interest charge set at Euribor 12-month +15%, with a grace period during the first 30 days.

Judgements relating to the accounting for the factoring agreement

The Company has assessed whether it has transferred substantially all risks and rewards, continuing to be exposed to the variable returns from its involvement in the factoring agreement as it is exposed to credit risk, so the conclusion is that the derecognition criteria is not met and therefore, the account receivables sold are not derecognized from the balance sheet and an obligation is recognized as bank borrowings for the amount of cash advanced.

The borrowings from receivable factoring facility disclosed above are short-term in nature and therefore their carrying amount is considered to approximate their fair value.

Other Loans

Include loans held by the Company to finance their current activities in France and in the United States. The loan related to France was signed in July 2020 for an amount of $5,277 thousand. The balance as of December 31, 2022 is $2,544 thousand ($3,670 thousand as of December 31, 2021). The loan is zero interest rate, guaranteed by French government, and the initial period is one year duration, with repayment of up to five years.  The fair value of this loan as of December 31, 2022, based on discounted cash flows at a market interest rate (Level 2), amounts to $2,959 thousand.

The loan related to the United States relates to the NMTC program, which has been signed in December by Globe Metallurgical, Inc, as owner of the Selma plant, for an amount of $13.230 thousand. The New Markets Tax Credit Program (NMTC Program) helps economically distressed communities attract private capital by providing investors with a federal tax credit. Investments made through the NMTC Program are used to finance businesses, breathing new life into neglected, underserved low-income communities. The reactivation of the plant in Selma, Alabama, has been granted with a $13,230 thousand allocation by the end of fiscal year 2022 under the NMTC Program. This allocation has been subscribed by Globe Metallurgical, Inc. (GMI) as owner of the plant and United Bank as investor and beneficiary of the tax credit resulting from this grant. As a result of the structure implemented for the NMTC, (i) Globe Specialty Metals, Inc. (GSM) has granted a loan to a special purpose vehicle (SPV I) (Leveraged Loan) and (ii) GMI has received two qualify low-income community investment loans (QLICI Loans) from another special purposes vehicle (SPV II) wholly owned by SPV I. Leverage loan is in the amount of $9,909 thousand, a 26 years term and an interest rate of 4.27% (See Note 10). QLICI Loan A is in the amount of $9,909 thousand, with a 30 years term and 3.57% interest rate. QLICI Loan B is in the amount of $3.3 million, with a 30 years term and 3.57% interest rate. Out of this investment-funding structure,  GMI receives a  federal grant of approximately $2,875 thousand, out of which, all the expenses related to the investment-funding structure are to be detracted. This subsidy must be invested in in CAPEX in the Selma plant throughout fiscal year 2023 as per the investment plan of the group. After seven years, the NMTC structure set up will be wound up, as a result of which (ii) SPV II will cancel the QLICI B loan, resulting in cancellation of debt income (CODI) for GMI; (ii) GSM will become the owner of SPV I and SPV II. Upon liquidation and dissolution of these two entities, the Leverage loan will void by confusion. QLICI A loan will be capitalized by

GSM into GMI. The loan was granted on December, 2022 therefore its carrying amount equals to its fair value as of December 31, 2022.

Since December 2019, the Company entered into a forfaiting program where some of the Company’s French and Spanish entities may assign their rights to receive payments under the Contracts with the customer “ArcelorMittal Sourcing s.c.a.” in accordance with a forfaiting scheme.

Foreign currency exposure of bank borrowings

The breakdown by currency of bank borrowings at December 31, is as follows:

	2022
	Non-Current	Current
	Principal	Principal
	Amount	Amount	Total
	US$'000	US$'000	US$'000
Borrowings in US Dollars	13,230	170	13,400
Borrowings in Euros	2,544	61,889	64,433
Total	15,774	62,059	77,833

	2021
	Non-Current	Current
	Principal	Principal
	Amount	Amount	Total
	US$'000	US$'000	US$'000
Borrowings in US Dollars	—	1,245	1,245
Borrowings in other currencies	3,670	94,052	97,722
Total	3,670	95,297	98,967

Contractual maturity of non-current bank borrowings

The contractual maturity of bank borrowings at December 31, 2022, was as follows:

	2022
	2023	2026	2029	Total
	US$'000	US$'000	US$'000	US$'000
Borrowings from supplier factoring facility	60,976	—	—	60,976
Other loans	1,083	2,544	13,230	16,857
Total	62,059	2,544	13,230	77,833

17.  Leases

Lease obligations

Lease obligations as at December 31 are as follows:

	2022			2021
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Other leases	12,942	8,929	21,871	9,968	8,390	18,358
Total	12,942	8,929	21,871	9,968	8,390	18,358

As of  December 31, 2022 and 2021 Ferroglobe holds short-term leases and low-value leases for which it has elected to recognize right of use assets and lease liabilities. Each lease is reflected in the statement of financial position as a right of use asset and a lease liability.

As of December 31, 2022 and 2021 Ferroglobe has not recorded any expense relating to variable lease payments.

As of December 31, 2022 and 2021 the company has not identified any indicator for impairment in relation to the right-of-use assets.

The detail, by maturity, of the non-current payment obligations under leases as of December 31, 2022 is as follows:

	2024	2025	2026	2027	2028 and after	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Other leases	4,420	2,930	1,739	1,506	3,643	14,238
Total	4,420	2,930	1,739	1,506	3,643	14,238

IFRS 16 has had the following effect on components of the consolidated financial statements:

	2022	2021
	US$'000	US$'000
Balance at January 1,	(18,358)	(22,536)
Additions	(14,979)	(7,761)
Disposals and other	713	517
Interest	(1,587)	(1,100)
Lease payments	11,590	11,285
Exchange differences	750	1,237
Balance at December 31,	(21,871)	(18,358)

Lease liabilities were discounted at the average incremental borrowing rate of 5.3%.

Leases are presented as follows in the Statement of financial position:

	2022	2021
	US$'000	US$'000
Non-current assets
Leased land and buildings	21,245	17,156
Leased plant and machinery	31,358	27,762
Accumulated depreciation	(34,622)	(29,855)

Non-current liabilities
Lease liabilities	(12,942)	(9,968)

Current liabilities
Lease liabilities	(8,929)	(8,390)

Leases are presented as follows in the Consolidated income statement:

	2022	2021
	US$'000	US$'000
Depreciation and amortization charges, operating allowances and write-downs
Depreciation of right of use assets	4,767	7,357

Finance costs
Interest expense on lease liabilities	1,587	1,100

Exchange differences
Currency translation losses on lease liabilities	750	1,237
Currency translation gains on right of use assets	(812)	(1,838)

Leases are presented as follows in the Statement of cash flows:

	2022	2021
	US$'000	US$'000
Payments for:
Principal	10,003	10,185
Interest	1,587	1,100

18.  Debt instruments

Debt instruments comprise the following at December 31:

	2022	2021
	US$'000	US$'000
Notes carried at amortised cost (financial liability)
Secured Super Senior Notes	—	60,000
Secured Reinstated Senior Notes	349,704	351,003
Unsecured Stub Notes	—	4,942
Unamortised issuance costs	—	(6,064)
Accrued coupon interest	13,569	30,416

Notes carried at amortised cost (financial asset)
Secured Reinstated Senior Notes	19,048	—
Accrued coupon interest	783	—

Total net debt instruments	343,442	440,297

Amount due for settlement within 12 months	12,787	35,359
Amount due for settlement after 12 months	330,655	404,938
Total	343,442	440,297

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

As part of the transaction:

●	The Company completed the exchange of 98.588% of the 9⅜% Senior Notes due 2022 (the “Stub Notes”) issued by the Ferroglobe and Globe for a total consideration per $1,000 principal amount of Old Notes comprising (i) $1,000 aggregate principal amount of new 9⅜% senior secured notes due 2025 issued by Ferroglobe Finance Company, PLC and Globe (“the Issuers”) (the “Reinstated Senior Notes”) plus (ii) a fee amounting to $51,611 thousand. Notes not exchanged (the “Stub Notes”) were repaid on March 1, 2022.
●	Ferroglobe Finance Company, PLC (a new, subsidiary of the Company) issued $60 million in aggregate proceeds of new 9% senior secured notes due 2025 (the “Super Senior Notes”).

At the completion of the comprehensive refinancing, we recognized a charge of $90.8 million. This related to all the advisory fees and expenses, including equity granted to the noteholders, incurred during the refinancing of the prior 9.375% Senior Notes due 2022, which were deemed to be extinguished at closing and replaced with new 9.375% million Senior Notes due 2025.

For accounting purposes the refinancing of the Senior Notes was considered a debt extinguishment. As a consequence:

(i) We recognized a finance expense amounting to $31.7 million related to the advisory fees incurred in the exchange of the notes,

(ii) Similarly to the transaction fees, the shares issued to the bondholders and the work fee were recognized as a one-off expense, amounting $51.6 million at market value.

(iii) In the case of an extinguishment, any outstanding upfront fees that had been capitalized at the issuance of the original notes needs to be recycled through profit and loss, this amounted $1 million. Additionally, as a result of the refinancing, the gross carrying amount of the amortized cost of the Reinstated Notes was adjusted to reflect actual and revised estimated contractual cash flows. The gross carrying amount of the Reinstated Notes was recalculated as the present value of the estimated future contractual cash flows that are discounted at the effective interest rate of 9.096%. The adjustment amounted to $6,462 and it was recognized as an expense in the income statement. After the exchange the Senior notes were accounted under the amortized cost method.

On June, 2022 Globe repurchased $19.05 million of the Reinstated Senior Notes and the corresponding accrued interest coupon amounting to $641 thousand as of the purchase date. The fair value of the Notes at the purchase date was $19.12 million and the purchase price was $1.01 per bond. Since the Company has a legally enforceable right to offset the financial liability and the financial asset, and has the intention to settle these financial instruments on a net basis, the Company has elected to offset these financial instruments and presents the net amount on the balance sheet.

On July 21, 2022, the Super Senior Notes maturing on June 30, 2025 were redeemed at 100% of the principal amount thereof plus accrued interest. The remaining unamortised issuance cost amounting to $6 million have been recognized as a finance expense.

The fair value of the Reinstated Senior Notes maturing on December 31, 2025, determined by reference to the closing market price on the last trading day of the year (Level 1), was $349,609 thousand.

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

On July 21, 2022, the Super Senior Notes maturing on June 30, 2025 were redeemed at 100% of the principal amount thereof plus accrued interest.

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

19.  Other financial liabilities

Other financial liabilities comprise the following at December 31:

	2022			2021
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Financial loans from government agencies	38,279	60,382	98,661	4,549	62,464	67,013
Total	38,279	60,382	98,661	4,549	62,464	67,013

Financial loans from government agencies

On September 8, 2016, FerroAtlántica, S.A.U (“FAU”), as borrower, and the Spanish Ministry of Industry, Tourism and Commerce (the “Ministry”), as lender, entered into a loan agreement under which the Ministry made available to the borrower a loan in aggregate principal amount of €44,999 thousand and €26,909 thousand in connection with industrial development projects relating silicon purification project. FAU transferred the loan to OPCO before its sale. The loan is contractually due to be repaid in seven installments over a 10-year period with the first three years as a grace period. Interest on outstanding amounts under the loan accrues at an annual rate of 3.55%. Default interests are calculated at an annual rate of 3.75%. As of December 31, 2022, the amortized cost of the loan was €54,989 thousand (equivalent to $58,651 thousand) (2021: €54,578 thousand and $61,815 thousand). In November 2018, FAU agreed to transfer to OpCo certain assets which had been acquired with the proceeds of the REINDUS Loan and used exclusively by OpCo in connection with the joint venture inconsideration of OPCO assuming liability for the REINDUS Loan. Reindus loan fair value as of December 31, 2022 and 2021, based on discounted cash flows at a market interest rate (Level 2), amounts to $48,066 thousand and $44,200 thousand respectively.

The agreement governing the loan contain the following limitations on the use of the proceeds of the outstanding loan: (1) the investment of the proceeds must occur between January 1, 2016 and February 24, 2019; (2) the allocation of the proceeds must adhere to certain approved budget categories; (3) if the final investment cost is lower than the budgeted amount, the borrower must reimburse the Ministry proportionally; and (4) the borrower must comply with certain statutory restrictions regarding related party transactions and the procurement of goods and services. On May 24, 2019, a report on uses of the loan was presented to the Ministry. On January 26, 2021, the Company received a decision from the Administration under which it was agreed to extend the grace period and the term of loan, and it will be completed by 2030.

In January 25, 2022, the Ministry opened a procedure to decide about the potential reimbursement of the loan. The company presented its allegations on February 15, 2022. Based on those allegations, in January 19, 2023, a new resolution was signed by the Ministry terminating the total reimbursement procedure initiated in January 2022. Once that procedure was definitively closed, the company decided to proceed with the foreseen partial early repayment of €16.3 million in February 10, 2023.

In March 3, 2022, Grupo FerroAtlántica and Grupo FerroAtlántica de Servicios (together the “Beneficiaries”) and the Sociedad Estatal de Participaciones Industriales (“SEPI”), a Spanish state-owned industrial holding company affiliated with the Ministry of Finance and Administration, entered into a loan agreement of €34.5 million. This loan is part of the SEPI fund intended to provide assistance to non-financial companies operating in strategically important sectors within Spain in the wake of the COVID-19 pandemic.

The €34.5M was funded using a dual-tranche loan, with €17.25M maturing in February 2025 and €17.25M maturing in June 2025. €16.9M of the loan carries a fixed interest rate of 2% per annum, and interest on the remaining €17.6M is calculated as IBOR plus a spread of 2.5% in the first year, 3.5% in the second and third years and 5.0% in the fourth year, plus an additional 1.0% payable if the result before taxes of the Beneficiaries is positive. The loans are secured by corporate joint guarantees from Ferroglobe, Ferroglobe Holding Company and Ferroglobe Finance Company and certain share pledges, bank account pledges, intercompany receivables pledges, inventory pledges and security over certain real property, and other assets from Grupo FerroAtlántica and certain of its subsidiaries. These loans are granted at rates that are considered to be below-market rates. The company has calculated the fair value of the loans liability, based on discounted cash flows at a market interest rate (Level 2), resulting in €30,693 thousand ($34,149 thousand) as of the grant date. The difference between the fair value and the proceeds received, amounting to €3,807 thousand $(4,236 thousand), was recorded as a government grant. As of December 31, 2022, the amortized cost of the SEPI loans was $34,675 thousand.

SEPI loan fair value as of December 31, 2022 based on discounted cash flows at a market interest rate (Level 2), amounts to $48,066 thousand.

Until the loans have been fully repaid, the Beneficiaries are subject to several restrictions, including the following prohibited payments: (1) payment of dividends; (2) payment of management fee; (3) repayment of intra-group loans; (4) payment of intercompany net commercial balances as of June 30, 2021 (denominated “legacy”), with the exception of $20M of those balances. (Intercompany commercial balances generated after Jun-21 are permitted); and (5) payment of interest on intercompany loans corresponding to the years 2021 and 2022.

If GFAT fails to make the payments to which it is obliged, FASEE shall have the option (but never the obligation) to convert all or part of the Participating Loan into share capital of GFAT.

The loan contains a change of control clause stating that it will be considered change of control and therefore will suppose an early repayment event of the loan: with respect to GFAT, (a) if Ferroglobe Plc ceases to hold, directly or indirectly, an interest of at least 51% of the voting share capital or, (b) if Grupo Villar Mir, S.A.U. ceases to hold a stake of at least 35% of the voting share capital of Ferroglobe Plc, or loses the rights to which it is entitled as holder of such stake or more by virtue of the shareholders' agreement of Ferroglobe Plc or (c) if GFAT ceases to be the holder, directly or indirectly, of hundred percent (100%) shareholding in Grupo FerroAtlántica de Servicios.

Finally, the loan contains a cross-default clause meaning that (A) If any of GFAT or GFAT de Servicios: (a) defaults on any payment obligation arising from Indebtedness contracted with any other entity for amounts exceeding, during a fiscal year, €2,500,000; or (b) defaults on due and payable payment obligations of a commercial (non-financial) nature assumed with third parties for an individual or cumulative amount exceeding €2,500,000  unless such defaults are below the average of the customary commercial defaults that the Beneficiaries or Guarantors have had between fiscal years 2016 to 2019 or (B) If any creditor that has granted Indebtedness to GFAT or GFAT de Servicios for an amount equal to or greater than €5,000,000 , is entitled to declare it liquid, due and payable before its ordinary maturity date upon a default of its obligations by GFAT or GFAT de Servicios.

The remaining non-current and current balances are related to loans granted mainly by Canadian and Spanish government agencies.

20.   Trade and other payables

Trade and other payables comprise the following at December 31:

	2022	2021
	US$'000	US$'000
Payable to suppliers	219,020	200,999
Trade notes and bills payable	646	5,001
Total	219,666	206,000

21.   Other Obligations

Other obligations comprise the following at December 31:

	2022			2021
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Payable to non-current asset suppliers	183	4,149	4,332	135	2,677	2,812
Guarantees and deposits	12	235	247	14	4,554	4,568
Contingent consideration	3,893	1,945	5,838	13,504	13,023	26,527
Tolling agreement liability	33,414	3,251	36,665	24,429	2,589	27,018
Total	37,502	9,580	47,082	38,082	22,843	60,925

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

The contingent consideration arrangement requires the Company to pay the former owners of Kintuck (France) SAS and Kintuck AS a sliding scale commission based on the silicomanganese and ferromanganese sales spreads of Ferroglobe Mangan Norge and Ferroglobe Manganèse France, up to a maximum amount of $60,000 thousand (undiscounted). The contingent consideration applies to sales made up to eight and a half years from the date of acquisition and if it applies, the payment is on annual basis. During 2022, the total payment made amounts to $18,931 thousand.

The potential undiscounted amount of all future payments that the Company could be required to make under the contingent consideration arrangement is between $nil thousand and $60,000 thousand.

The fair value of the contingent consideration arrangement as at December, 31, 2022 of $5,838 thousand (2021: $26,527 thousand) was estimated by applying the income approach based on a Monte Carlo simulation considering various scenarios of fluctuation of future manganese alloy spreads as well at the cyclicality of manganese alloy pricing. The fair value measurement is based on significant inputs that are not observable in the market, which IFRS 13 Fair Value Measurement refers to as Level 3 inputs. Key assumptions include discount rates of 10.7 percent and 11.5 percent for Ferroglobe Mangan Norge and Ferroglobe Manganèse France respectively (2021: 10.7 percent and 10.9 percent), volumes and manganese spread. Average simulated revenues in Ferroglobe Mangan Norge and Ferroglobe Manganèse France are between $137,871 thousand and $124,999 thousand per year (2021: between $245,292 thousand and $311,050 thousand). The liability has decreased primarily driven by a reduction in the manganese spread driven by higher manganese ore costs and lower selling prices combined with higher operational costs and impact of FX and inflation forecasts. Changes in the value of contingent consideration are presented in the income statement - other operating expense.

Sensitivity to changes in assumptions

Changing assumptions, could significantly affect the evaluation of the fair value of the contingent consideration. The following changes to the assumptions used in the Monte Carlo simulation could lead to the following changes in the fair value:

		Sensibility on		Sensibility on		Sensibility on
		discount rate		volumes		Mn Spread
	Contigent consideration	Decrease	Increase	Decrease	Increase	40%	60%
	December 31, 2022	by 10%	by 10%	by 10%	by 10%	percentil	percentil
Fair value contingent consideration	5,838	5,880	5,672	4,398	7,209	1,856	12,795

Tolling agreement liability

On August 30, 2019, Grupo FerroAtlántica, S.A.U. sold its 100% interest in the remainder of FerroAtlántica, S.A.U. to Kehlen Industries Management, S.L.U., an affiliate of U.S.-based TPG Sixth Street Partners. The FerroAtlántica, S.A.U. assets transferred by means of this transaction included ten hydroelectric power plants and the Cee-Dumbría ferroalloys manufacturing plant, all located in the province of A Coruña, Spain. Under the terms of the transaction, the Group will become exclusive off taker of finished products produced at the smelting plant at Cee and supplier of key raw materials to that facility pursuant to a tolling agreement expiring in 2060.

In November 2020, the Tribunal Superior de Justicia de Galicia dismissed the request of  separation of the Cee-Dumbria's hydroelectric plants and the ferroalloys plants. Grupo FerroAtlantica, S.A.U. appealed to the Supreme Court, in 2021 the appeal was dismissed. As of December 31, 2022, the liability recognized amounts to $36,665 thousand (€34,375 thousand). The liability recognized is considered the fair value of the tolling agreement liability as of December 31, 2022 since is approximately the amount to pay by the contract as penalty fee for an early termination of the agreement.

22.   Other liabilities

Other liabilities comprise the following at December 31:

	2022			2021
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Remuneration payable	—	55,791	55,791	—	36,046	36,046
Tax payables	—	37,628	37,628	—	17,613	17,613
Other liabilities	12	11,113	11,125	1,476	20,669	22,145
Total	12	104,532	104,544	1,476	74,328	75,804

Tax payables

Tax payables comprise the following at December 31:

	2022		2021
	Current	Total	Current	Total
	US$'000	US$'000	US$'000	US$'000
VAT	20,905	20,905	4,839	4,839
Accrued social security taxes payable	6,195	6,195	6,251	6,251
Personal income tax withholding payable	896	896	820	820
Other	9,632	9,632	5,703	5,703
Total	37,628	37,628	17,613	17,613

23.  Tax matters

The components of current and deferred income tax expense (benefit) are as follows:

	2022	2021	2020
	US$'000	US$'000	US$'000
Consolidated income statement
Current income tax
Current income tax charge	144,246	5,284	4,307
Adjustments in current income tax in respect of prior years	(5,681)	—	901
Total	138,565	5,284	5,208

Deferred tax
Origination and reversal of temporary differences	15,032	(9,954)	(20,961)
Impact of tax rate changes	460	—	—
Write-down of deferred tax assets	(1,448)	—	37,660
Adjustments in deferred tax in respect of prior years	(4,626)	108	32
Total	9,418	(9,846)	16,731
Income tax expense (benefit)	147,983	(4,562)	21,939

As the Company has significant business operations in Spain, France, South Africa and the United States, a weighted blended statutory tax rate is considered to be appropriate in estimating the Company’s expected tax rate. The following is a reconciliation of tax expense based on a weighted blended statutory income tax rate to our effective income tax expense for the years ended December 31, 2022, 2021, and 2020:

	2022	2021	2020
	US$'000	US$'000	US$'000
Accounting profit/(loss) before income tax	602,660	(119,936)	(222,420)
Adjustment for discontinued operations	—	—	(5,399)
Accounting profit/(loss) before income tax	602,660	(119,936)	(227,819)
At weighted statutory tax rate of 26% (2021: 19% and 2020: 24%)	157,620	(22,650)	(54,294)
Non-deductible income/ (expenses)	(5,920)	(11,399)	6,779
Differing territorial tax rates	591	2,603	3,064
Adjustments in respect of prior periods	1,368	—	(50)
Other items	7,539	27,884	70,123
Elimination of effect of interest in joint ventures	(913)	(782)	899
Other permanent differences	159	(673)	(389)
Incentives and deductions	(11,740)	88	(2,456)
US State taxes	(721)	367	(1,737)
Income tax expense (benefit)	147,983	(4,562)	21,939

Other items mainly comprise unrecognized temporary differences for tax losses.

Deferred tax assets and liabilities

For the year ended December 31,2022:

	Opening	Recognized in		Write-down of	Exchange	Closing
	Balance	P&L	OCI	Deferred Tax Assets	Differences	Balance
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Intangible assets	(451)	(14,014)	—	496	(9)	(13,978)
Provisions	21,672	9,090	(1,416)	9,347	(682)	38,011
Property, plant & equipment	(52,231)	3,920	—	(8,089)	1,670	(54,730)
Inventories	—	480	—	708	(2)	1,186
Tax losses	6,353	(5,894)	—	2,595	205	3,259
Incentives & credits	9,333	(254)	—	(8,542)	(505)	32
Partnership interest	(8,514)	—	—	8,514	—	—
Other	5,703	(2,746)	(666)	(4,425)	(364)	(2,498)
Total	(18,135)	(9,418)	(2,082)	604	313	(28,718)

For the year ended December 31, 2021:

	Opening	Prior Year	Recognized in	Reclassifications	Exchange	Closing
	Balance	Charge	P&L		Differences	Balance
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Intangible assets	(458)	21	(34)	—	20	(451)
Biological assets	(1)	—	1	—	—	—
Provisions	14,235	(7)	8,503	(986)	(73)	21,672
Property, plant & equipment	(48,263)	(585)	(7,481)	3,238	860	(52,231)
Inventories	64	—	(64)	—		—
Tax losses	9,525	—	1,491	(3,959)	(704)	6,353
Incentives & credits	1,426	—	7,906	—	1	9,333
Partnership interest	(8,983)	—	469	—	—	(8,514)
Other	4,674	—	(266)	1,256	39	5,703
Total	(27,781)	(571)	10,524	(451)	143	(18,135)

Presented in the statement of financial position as follows:

	2022	2021
	US$'000	US$'000
Deferred tax assets	44,644	45,246
Deferred tax liabilities	(73,362)	(63,381)
Offset between deferred tax assets and deferred tax liabilities	37,508	38,236
Total deferred tax assets due to temporary differences recognized in the statement of financial position	7,136	7,010
Total deferred tax liabilities due to temporary differences recognized in the statement of financial position	(35,854)	(25,145)

Unrecognized deductible temporary differences, unused tax losses and unused tax credits

	2022	2021
	US$'000	US$'000
Unused tax losses	587,495	624,635
Unused tax credits	6,761	8,487
Unrecognized deductible temporary differences	208,011	135,174
Total	802,267	768,296

In general terms, neither the NOLs nor the tax credits have an expiration date in the jurisdictions where they derive from.

Unused tax losses and unused tax credits have decreased in 2022 compared to 2021 because of the significant positive results obtained in all jurisdictions. Unrecognized deductible temporary differences have increased in 2022 compared to 2021 due to ordinary liquidation of the tax. Management has decided to book the respective deferred tax assets corresponding to the jurisdictions where taxable profit is expected to be generated in the short and mid-term.

Management of tax risks

The Company is committed to conducting its tax affairs consistent with the following objectives:

(i)	to comply with relevant laws, rules, regulations, and reporting and disclosure requirements in whichever jurisdiction it operates;
(ii)	to maintain mutual trust, transparency, and respect in its dealings with all tax authorities; and
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

24.  Related party transactions and balances

Balances with related parties at December 31 are as follows:

	2022
	Receivables		Payables
	Non-Current	Current	Non-Current	Current
	US$'000	US$'000	US$'000	US$'000
Inmobiliaria Espacio, S.A.	—	2,675	—	—
Villar Mir Energía, S.L.U.	1,600	—	—	(10)
Enérgya VM Gestión de la Energía, S.L.	—	—	—	1,800
Total	1,600	2,675	—	1,790

	2021
	Receivables		Payables
	Non-Current	Current	Non-Current	Current
	US$'000	US$'000	US$'000	US$'000
Inmobiliaria Espacio, S.A.	—	2,841	—	—
Villar Mir Energía, S.L.U.	1,699	—	—	8,808
Espacio Information Technology, S.A.U.	—	—	—	737
Total	1,699	2,841	—	9,545

The loan granted to Inmobiliaria Espacio, S.A. accrues a market interest (EURIBOR three-month rate plus 2.75%) and has a maturity in the short-term that is renewed tacitly upon maturity. Unless the parties agree the repayment, the loan is extended it automatically for one year.

The balance with the other related parties arose as a result of the commercial transactions performed with them (see explanation of main transactions below).

Additionally in 2022, as a result of a tax audit of the IESA tax group, a reassessment of its net operating losses (NOLs) was made within the members of the tax group with respect to fiscal years 2008 through 2012.  In particular, additional NOLs were attributed to Grupo Ferroatlántica, S.A.U. (GFAT) and Ferroatlántica, S.A.U. (FAT). GFAT, as top parent company of a tax group to which FAT belonged to until fiscal year 2019, filed an amending corporate income tax (CIT) return of fiscal years 2016 and 2017. By way of this amending returns, the reassigned NOLs of FAT have been partially applied and consequently partial refund of the CIT paid in such fiscal years has been in the amount of $592,378. To the extent that the negative results obtained by GFAT and FAT when forming part of the IESA tax group were duly paid each year, this refund corresponds to IESA. GFAT has granted to IESA a loan in the amount of the CIT refund requested (the CIT loan). Therefore, upon receiving the CIT refund, the CIT loan will be canceled under an assignment and offsetting agreement between GFAT and IESA. The CIT loan bears interest annually at 5.25% fix rate for one-year loan under Ferroglobe transfer pricing policy. The Company shows a tax receivable amounting in its balance for this concept.

Transactions with related parties in 2022, 2021 and 2020 are as follows:

	2022
	Sales and	Raw materials	Other	Finance
	Operating	and energy	Operating	Income
	Income	consumption for production	Expenses	(Note 26.4)
	US$'000	US$'000	US$'000	US$'000
Inmobiliaria Espacio, S.A.	—	—	—	—
Villar Mir Energía, S.L.U.	—	128,211	1,612	—
Espacio Information Technology, S.A.U.	—	—	1,008	—
Enérgya VM Gestión, S.L	—	4,506	646	—
Other related parties	—	—	101	—
Total	—	132,717	3,367	—

	2021
	Sales and	Raw materials	Other	Finance
	Operating	and energy	Operating	Income
	Income	consumption for production	Expenses	(Note 26.4)
	US$'000	US$'000	US$'000	US$'000
Inmobiliaria Espacio, S.A.	—	—	—	—
Villar Mir Energía, S.L.U.	—	132,566	1,365	—
Espacio Information Technology, S.A.U.	—	—	3,266	—
Enérgya VM Gestión, S.L	—	—	120	—
Aurinka	—	—	111	—
Other related parties	—	—	68	—
Total	—	132,566	4,930	—

	2020
	Sales and	Raw materials	Other	Finance
	Operating	and energy	Operating	Income
	Income	consumption for production	Expenses	(Note 26.4)
	US$'000	US$'000	US$'000	US$'000
Inmobiliaria Espacio, S.A.	—	—	—	16
Villar Mir Energía, S.L.U.	—	39,900	647	—
Espacio Information Technology, S.A.U.	—	—	3,171	—
Enérgya VM Gestión, S.L	—	—	79	—
Aurinka	—	1	308	—
Other related parties	—	—	3	—
Total	—	39,901	4,208	16

“Raw Materials and energy consumption for production” of the related parties vis-à-vis Villar Mir Energía, S.L.U. relates to the purchase of energy from the latter by the Company’s Europe – Manganese Alloys and Europe – Silicon Metals & Silicon Alloys segment. FerroAtlántica pays VM Energía a service charge in addition to paying for the cost of energy purchase from the market. Under contracts entered into with FAU on June 22, 2010 and December 29, 2010 (assigned to FerroAtlántica de Boo, S.L.U. (“FAU Boo”) and to FerroAtlántica de Sabon, S.L.U. (“FAU Sabon”) in August 2019 in anticipation of the FAU Disposal), and with Hidro Nitro Española on December 27, 2012 (assigned to FerroAtlántica del Cinca when Hidro Nitro Española was sold in December 2018), VM Energía supplies the energy needs of the Boo, Sabón and Monzón electrometallurgy facilities, as a broker for FAU BOO or FAU Sabon (now Grupo FerroAtlántica) and Hidro Nitro Española (now FerroAtlántica del Cinca) in the wholesale power market. The contracts allow FAU Boo or FAU Sabon (now Grupo FerroAtlántica) and Hidro Nitro Española (now FerroAtlántica del Cinca) to buy energy from the grid at market conditions without incurring costs normally associated with operating in the complex wholesale power market, as well as to apply for fixed price arrangements in advance from VM Energía, based on the energy markets for the power, period and profile applied for. For the fiscal year ended December 31, 2021, Grupo FerroAtlántica and FerroAtlántica del Cinca’s obligations to make payments to VM Energía under their respective agreements for the purchase of energy plus the service charge amounted to $102,066 thousand and $30,501 thousand, respectively. The contracts have a term of one year, which can be extended by the mutual consent of the parties to the contract. The contracts were renewed in January 2019 and will renew annually for up to three years unless terminated. The contracts were again renewed in January 2020. In January 2021, the contracts were renewed for two years with the possibility to extend it for additional one-year periods unless terminated with thirty days’ notice. On September 30, 2021 Grupo FerroAtlántica, S.A.U absorbed its subsidiaries FAU Boo and FAU Sabón assuming all the rights and obligations derived from those contracts. Those contracts were assigned from Villar Mir Energía SLU to Energya VM Gestión de Energía, SLU (“Energya VM”) on October 15, 2022. Therefore, since the assignment the payments for the service charge was done to Energya VM, amounting $4,506 thousand in 2022.

On December 22, 2022, Grupo FerroAtlántica and VM Energía entered into a Power Purchase Agreement (PPA). Under this PPA, VM Energía would supply to Sabón plant 65 GW on a pay as produced basis during 10 years from the commencement of operation of the Plants. This PPA would cover 10% of the total power consumption of the Sabón plant. The agreement has been cancelled in February 2023.

“Other operating expenses" corresponds to the payment to Espacio Information Technology, S.A. (“Espacio I.T.”), provides information technology and data processing services to Ferroglobe PLC and certain of its direct and indirect subsidiaries: FAU (until shortly prior to the FAU Disposal when such services were assigned to Grupo FerroAtlántica de Servicios, S.L.U. (“Servicios”)), FerroAtlántica de Mexico, Silicon Smelters (Pty), Ltd. and FerroPem, SAS pursuant to several contracts. Additionally corresponds to  the Payment  to Villar Mir Energia, S.L.U that provides the energy needs of the mining facilities operated by RAMSA and CISA in the wholesale power market. On April 2022, Grupo VM sold its interest in Espacio I.T. so those transactions do not involve a Grupo VM subsidiary and therefore as of that date should no longer be considered as related party transactions.

25.   Guarantee commitments to third parties and contingent liabilities

Guarantee commitments to third parties

As of December 31, 2022 and 2021, the Company has provided bank guarantees commitments to third parties amounting $7,905 thousand and $11,948 thousand, respectively. Management believes that any unforeseen liabilities at December 31, 2022 and 2021 that might arise from the guarantees given would not be material.

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

Stamp Tax litigation procedure

On February 2021 the Central Economic-Administrative Court ruled against the interest of Ferroglobe in a stamp duty litigation procedure initiated in 2015, where the taxpayer is Abanca. Ferroglobe agreed with Abanca that it continues the litigation at the judiciary level by filing an appeal before the Audiencia Nacional. This filing was completed in April 2021. As a result of the continuation of this litigation process, with the appropriate granting of bank guarantee by the taxpayer (Abanca), neither payment of the tax reassessment (circa 1.4MM Euro plus delay interest) nor of the penalty proposed (circa 600K Euro) are due at this stage of the process. We anticipate this stage will take between two to four years to be resolved by the Audiencia Nacional. In case the Audiencia Nacional rules against the interests of Ferroglobe, the full amount of the tax reassessment and the penalty would be payable by Ferroglobe in applying a compensation agreement in place between Abanca and Ferroglobe.

Asbestos-related claims

Certain employees of FerroPem, SAS, then known as Pechiney Electrometallurgie, S.A. (“PEM”), may have been exposed to asbestos at its plants in France in the decades prior to FerroAtlántica Group’s purchase of that business in December 2004. During the period in question, PEM was wholly-owned by Pechiney Bâtiments, S.A., which had certain indemnification obligations to FerroAtlántica pursuant to the 2004 Share Sale and Purchase Agreement under which our FerroAtlántica acquired PEM. As of December 31, 2022, approximately 100 such employees have “declared” asbestos-related injury to the French social security agencies. Approximately three quarters of these cases now have been closed. Of the remaining cases, approximately half include assertions of “inexcusable negligence” (“faute inexcusable”) which, if upheld, may lead to material liability in the aggregate on the part of FerroPem. Other employees may declare further asbestos-related injuries in the future, and may likewise assert inexcusable negligence. Litigation against, and material liability on the part of, FerroPem will not necessarily arise in each case, and to date a majority of such declared injuries have been minor and have not led to significant liability on Ferropem’s part. Whether liability for “inexcusable negligence” will be found is determined case-by-case, often over a period of years, depending on the evolution of the claimant’s asbestos-related condition, the possibility that the claimant was exposed while working for other employers and, where asserted, the claimant’s ability to prove inexcusable negligence on PEM’s part. Because of these and other uncertainties, no reliable estimate can be made of FerroPem’s eventual liability in these matters, with exception of three grave cases that were litigated through the appeal process and in which claimants’ assertions of inexcusable negligence were upheld against FerroPem. Liabilities in respect to asbestos-related claims have been recorded at December 31, 2022 at an estimated amount of $955 thousand in Provisions for litigation in progress ($1,143 thousand in 2021).

Environmental matters

Since 2016, GMI has been negotiating with the U.S. Department of Justice (the “DOJ”) and the U.S. Environmental Protection Agency (the “EPA”) to resolve two Notices of Violation/Findings of Violation (“NOV/FOV”) that the EPA issued to the Beverly facility. The first NOV/FOV was issued on July 1, 2015 and alleges certain violations of the Prevention of Significant Deterioration (“PSD”) and New Source Performance Standards provisions of the Clean Air Act associated with a 2013 project performed at GMI’s Beverly facility. Specifically, the July 2015 NOV/FOV alleges violations of the facility’s existing operating and construction permits, including allegations related to opacity emissions, sulfur dioxide and particulate matter emissions, and failure to keep necessary records and properly monitor certain equipment. The second NOV/FOV was issued on December 6, 2016, and arises from the same facts as the July 2015 NOV/FOV and subsequent EPA inspections. The second NOV/FOV alleges opacity exceedances at certain units, failure to prevent the release of particulate emissions through the use of furnace hoods at a certain unit, and the failure to install Reasonably Available Control Measures (as defined) at certain emission units at the Beverly facility. To resolve the NOV/FOVs, GMI likely will be required to install additional pollution control equipment, implement other measures to reduce emissions from the facility, as well as pay a civil penalty.  Should the DOJ and GMI be unable to reach a negotiated resolution of the NOVs/FOVs, the authorities could institute formal legal proceedings for injunctive relief and civil penalties. The statutory maximum penalty is $93,750 per day per violation, from April 2013 to December 2021, and $109,024 per day thereafter. Liabilities in respect these claims have been recorded at December 31, 2022 at an estimated amount of $2,800 thousand in Provisions for litigation in progress.

Other legal procedures

In the first quarter of 2023, the Company reached full and final settlements of civil lawsuits arising out of 2018 incident at Globe Metallurgical Inc.’s Selma, Alabama, facility in which two employees were injured, one of whom later died.  The Company’s insurer settled those claims for $18m and paid the amounts directly.

26.   Income and expenses

26.1 Sales

Sales by geographical area for the years ended December 31 are as follows:

	2022	2021	2020
	US$'000	US$'000	US$'000
Spain	282,387	251,528	133,370
Germany	442,331	292,774	191,107
Italy	111,887	76,721	42,067
France	148,741	130,811	79,491
Other EU Countries	162,374	176,046	88,443
USA	966,161	515,095	404,633
Rest of World	484,035	335,933	205,323
Total	2,597,916	1,778,908	1,144,434

26.2 Raw materials and energy consumption for production

Raw materials and energy consumption for production are comprised of the following for the years ended December 31:

	2022	2021	2020
	US$'000	US$'000	US$'000
Purchases of raw materials, supplies and goods	793,014	581,991	366,532
Variation in stocks of finished goods, raw materials, supplies and goods	(163,430)	(74,361)	61,827
Others	625,637	676,171	405,188
Write-down of raw materials	12,342	—	—
Write-down of finished goods	17,523	1,095	1,939
Total	1,285,086	1,184,896	835,486

26.3 Other operating income

Other operating income are comprised of the following for the years ended December 31:

	2022	2021	2020
	US$'000	US$'000	US$'000
Energy	(53,802)	—	—
C02	(88,952)	(103,044)	(25,702)
Others	(4,602)	(7,041)	(7,925)
Total	(147,356)	(110,085)	(33,627)

The Company recognizes emission rights (allowances) allocated by government as intangible assets. The intangible asset recognized is initially measured at fair value (current market value).

The allowances are granted for less than fair value, the difference between the fair value and the nominal amount paid is recognized as a government grant. The grant is initially recognized as deferred income in the statement of financial position and subsequently recognized as “other operating income” on a systematic basis on the proportion of the CO2 emitted over total CO2 expected to be emitted for the compliance period, during 2022 the Company has recorded an amount of $88,952 thousand, $103,044 thousand in 2021 and $25,702 thousand in 2020.

As the Company emits CO2, it recognizes a provision for its obligation to deliver the CO2 emissions at the end of the compliance period. The provision is remeasured and recorded as an expense at the end of each reporting period at historical cost for the emission rights (allowances). Provision for its obligation to deliver the CO2 emissions is presented in the income statement - other operating expense.

26.4 Staff costs

The average monthly number of employees (including Executive Directors) was:

	2022	2021	2020
Directors	9	8	6
Senior Managers	288	289	291
Employees	3,173	2,997	3,020
Total	3,470	3,294	3,317

Staff costs are comprised of the following for the years ended December 31:

	2022	2021	2020
	US$'000	US$'000	US$'000
Wages, salaries and similar expenses	232,880	214,374	161,957
Pension plan contributions	7,977	7,571	3,641
Employee benefit costs	73,953	58,972	49,184
Total	314,810	280,917	214,782

Share-based compensation

a. Equity Incentive Plan

On May 29, 2016, the board of Ferroglobe PLC adopted the Ferroglobe PLC Equity Incentive Plan (the “Plan”) and on June 29, 2016 the Plan was approved by the shareholders of the Company. The Plan is a discretionary benefit offered by Ferroglobe PLC for the benefit of selected senior employees of Ferroglobe PLC and its subsidiaries. The Plan’s main purpose is to reward and foster performance through share ownership. Awards under the plan may be structured either as conditional share awards or options with a $nil exercise price (nil cost options), except the options granted in 2021 which have a strike of 0.01. The awards are subject to a service condition of three years from the date of grant in the case of the options granted in 2017, 2018, 2019 and 2022, and four years from the date of grant in the case of the options granted in 2020, in each case to the extent that performance conditions are satisfied, and subject to continued service with the Company, remain exercisable until the tenth anniversary of their grant date. In the case of the options granted in 2021 the options vest on January 1, 2024.

Details of the Plan awards during the current and prior years are as follows:

Number of awards
Outstanding as of December 31, 2020	3,411,974
Granted during the period	1,307,934
Exercised during the period	(309,462)
Expired/forfeited during the period	(51,010)
Outstanding as of December 31, 2021	4,359,436
Granted during the period	848,710
Exercised during the period	(208,076)
Expired/forfeited during the period	(1,198,364)
Outstanding as of December 31, 2022	3,801,706

Exercisable as of December 31, 2022	344,385

The awards outstanding under the Plan at December 31, 2022 and December 31, 2021 were as follows:

				Fair Value at
Grant Date	Performance Period	Expiration Date	Exercise Price	Grant Date	2022	2021
September 22, 2022	December 31, 2024	September 9, 2032	nil	8.53	848,710	—
September 9, 2021	December 31, 2021	September 9, 2031	nil	$8.83	1,255,824	1,307,934
December 16, 2020	December 31, 2020	December 16, 2030	nil	$1.23	1,352,788	1,411,271
March 13, 2019	December 31, 2021	March 13, 2029	nil	$2.69	136,682	1,184,441
June 14, 2018	N/A	June 13, 2028	nil	$9.34	44,650	70,774
March 21, 2018	December 31, 2020	March 20, 2028	nil	$22.56	52,819	136,434
June 20, 2017	December 31, 2019	June 20, 2027	nil	$15.90	—	—
June 1, 2017	N/A	June 1, 2027	nil	$10.96	—	834
June 1, 2017	December 31, 2019	June 1, 2027	nil	$16.77	77,712	168,469
November 24, 2016	December 31, 2018	November 24, 2026	nil	$16.66	32,521	79,279
					3,801,706	4,359,436

The awards outstanding as of December 31, 2022 had a weighted average remaining contractual life of 8.33 years (2021: 8.37 years).

The weighted average share price at the date of exercise for stock options exercised in the year ended December 31, 2022 was $6.46 ($5.28 in 2021).

As of December 31, 2022, 3,757,056 of the of the outstanding awards were subject to performance conditions (2021: 4,287,828 awards). For those awards subject to performance conditions, upon completion of the three years service period, the recipient will receive a number of shares or nil cost options of between 0% and 200% of the above award numbers, depending on the financial performance of the Company during the performance period. The performance conditions for the shares granted in 2022 can be summarized as follows:

Vesting Conditions
40% based cumulative earnings before interest and tax (EBIT)
40% based on cumulative operational cash flow
20% based on total shareholder return (TSR) relative to a comparator group

There were no performance obligations linked to 44,650 of the outstanding awards at December 31, 2022 (2021: 71,608 awards). These awards were issued as deferred bonus awards and vested subject to remaining in employment for three years.

Fair Value

The weighted average fair value of the awards granted during the year ended December 31, 2022 was $8.53 (2021: $8.83). The Company estimates the fair value of the awards using Stochastic and Black-Scholes option pricing models (Level 3). Where relevant, the expected life used in the model has been adjusted for the remaining time from the date of valuation until options are expected to be received, exercise restrictions (including the probability of meeting market conditions attached to the option), and performance considerations. Expected volatility is calculated over the period commensurate with the remainder of the performance period immediately prior to the date of grant.

The following assumptions were used to estimate the fair value of the awards:

	Grant date
	September 22, 2022	September 9, 2021
Fair value at grant date	$8.53	$8.83
Grant date share price	$5.76	$8.57
Exercise price	Nil	0.01
Expected volatility	94.28%	104.75%
Option life	3.00 years	2.31 years
Dividend yield	—	—
Risk-free interest rate	4.12%	0.28%
Remaining performance period at grant date (years)	3.00	2.31
Company TSR at grant date	(27.2)%	NA
Median comparator group TSR at grant date	10.5	NA

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

For the year ended December 31, 2022, share-based compensation expense related to all non-vested awards amounted to $5,836 thousand, which is recorded in staff costs (2021: $3,627 thousand).

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

There were not options exercised or expired during the year ended December 31, 2022 and 2021.

A summary of options outstanding is as follows:

			Weighted-
			Average
		Weighted-	Remaining
		Average	Contractual	Aggregate
	Number of	Exercise	Term in	Intrinsic
	Options	Price	Years	Value
Outstanding as of December 31, 2020	26,268	$16.70	0.16	$—
Expired/forfeited during the period
Outstanding as of December 31, 2021	26,268	$16.70	0.16	$—
Expired/forfeited during the period		—
Outstanding as of December 31, 2022	26,268	$16.70	0.16	$—

Exercisable as of December 31, 2022	26,268	$16.70	0.16	$—

For the year ended December 31, 2022, share based compensation expense related to stock options under this plan was $101 thousand (2021: $120 thousand).  The expense is reported within staff costs in the consolidated income statement.

Prior to the business combination, Globe also issued restricted stock units under the Company’s Executive Bonus Plan. The fair value of restricted stock units is based on quoted market prices of the Company’s stock at the end of each reporting period. These restricted stock units proportionally vest over three years, but are not delivered until the end of the third year. The Company will settle these awards by cash transfer, based on the Company’s stock price on the date of transfer. For the year ended December 31, 2022 and 2021 no restricted options were exercised. As of December 31, 2022, and 2021, restricted stock units of 26,268 were outstanding.

26.5 Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs are comprised of the following for the years ended December 31:

	2022	2021	2020
	US$'000	US$'000	US$'000
Amortization of intangible assets (Note 8)	725	7,241	7,183
Depreciation of property, plant and equipment (Note 9)	80,834	90,087	101,006
Total	81,559	97,328	108,189

26.6 Finance income and finance costs

Finance income is comprised of the following for the years ended December 31:

	2022	2021	2020
	US$'000	US$'000	US$'000
Finance income of related parties (Note 24)	—	—	16
Other finance income	2,274	253	161
Total	2,274	253	177

Finance costs are comprised of the following for the years ended December 31:

	2022	2021	2020
	US$'000	US$'000	US$'000
Interest on debt instruments	40,913	42,579	34,989
Interest on loans and credit facilities	9,482	12,584	8,404
Interest on note and bill discounting	125	88	363
Interest on leases	1,587	1,100	1,358
Trade receivables securitization expense (Note 10)	26	399	15,044
Other finance costs	8,882	92,439	6,810
Total	61,015	149,189	66,968

At the completion of the comprehensive refinancing, the Company recorded a finance cost of $90.8 million as of December 31, 2021 (See Note 18).

26.7 Impairment losses and net (loss) gain due to changes in the value of assets

Impairment losses and net loss gain due to changes in the value of assets are comprised of the following for the years ended December 31:

	2022	2021	2020
	US$'000	US$'000	US$'000
Impairment of intangible assets (Note 8)	—	(1,153)	—
Impairment of property, plant and equipment (Note 9)	(56,999)	1,663	(71,929)
Impairment of non-current financial assets	—	(373)	—
Impairment of other	—	—	(1,415)
Impairment reversal/(losses)	(56,999)	137	(73,344)

Other (loss) / profit	349	758	158
Net (loss) gain due to changes in the value of assets	349	758	158

26.8 (Loss) gain on disposal of non-current assets

Loss (gain) on disposal of non-current assets is comprised of the following for the years ended December 31:

	2022	2021	2020
	US$'000	US$'000	US$'000
Gain on disposal of intangible assets	—	—	1,692
Loss on disposal of intangible assets	(190)	—	—
Gain on disposal of property, plant and equipment	485	2,462	473
Loss on disposal of property, plant and equipment	(754)	(1,123)	(873)
Gain on disposal of other non-current assets	—	47	—
Total	(459)	1,386	1,292

During 2022,the French subsidiary FerroPem has sold property of Chateau-Feuillet facility, amounting to $312 thousand fully depreciated ($1,092 thousand as of December 31, 2021).

During 2021, Ferroglobe has sold the assets related to Niagara facility, the Company received net cash proceeds of $1,370 thousand and recognized a gain on disposal for the  same amount (zero was the net book value of Niagara assets as of December 31, 2020).

Loss on disposal during 2022 and 2021 is mainly due to asset disposals in American and Canadian subsidiaries.

During 2020, Ferroglobe sold CO2 emissions rights that were derecognized from the balance sheet against the cash received, as the carrying amount price per emission right was lower to the sales price per CO2 emission right, an income of $1,692 thousand was recognized on the disposal of intangible assets.

26.9 Contractual assets and liabilities

Contractual assets and liabilities are comprised of the following for the years ended December 31:

	2022	2021	2020
	US$'000	US$'000	US$'000
Contractual Liabilities	775	5,047	1,687
Total	6,708	10,832	6,839

Contractual liabilities are recorded within “Trade and other payable” and relate to advances from customers.

27.   Remuneration of key management personnel

The remuneration of the key management personnel, which comprises the Company’s management committee, during the years ended December 31 is as follows:

	2022	2021	2020
	US$'000	US$'000	US$'000
Fixed remuneration	5,404	5,244	5,086
Variable remuneration	5,199	1,209	756
Contributions to pension plans and insurance policies	315	373	319
Share-based compensation	5,937	3,627	2,017
Termination benefits	316	119	1,886
Other remuneration	16	17	9
Total	17,187	10,589	10,073

During 2022, 2021 and 2020, no loans and advances have been granted to key management personnel.

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

The financial risks to which the Company is exposed in carrying out its business activities are as follows:

a) Market risk

Market risk is the risk that the Company’s future cash flows or the fair value of its financial instruments will fluctuate because of changes in market prices. The primary market risks to which the Company is exposed comprise foreign currency risk, interest rate risk and risks related to power.

Foreign currency risk

Ferroglobe generates sales revenue and incurs operating costs in various currencies. The prices of finished goods are to a large extent determined in international markets, primarily in US dollars and Euros. Foreign currency risk is partly mitigated by the generation of sales revenue, the purchase of raw materials and other operating costs being denominated in the same currencies. Although it has done so on occasions in the past, and may decide to do so in the future, the Company does not generally enter into foreign currency derivatives in relation to its operating cash flows. As of December 31, 2022 and December 31, 2021, the Company was not party to any foreign currency forward contracts.

In July 2021 the Company completed a restructuring of its $350,000 thousand of senior unsecured Notes due 2022. This included the issue of additionally $60,000 thousand (which have been fully repaid in June 2022) of super senior secured Notes due 2025 (see Note 18) and the repayment of certain existing indebtedness denominated in a number of currencies across its subsidiaries. The Company is exposed to foreign exchange risk as the interest and principal of the Notes is payable in US dollars, whereas its operations principally generate a combination of US dollar and Euro cash flows.

During the year ended December 31, 2022 and 2021 the Company did not enter into any cross currency swaps.

Foreign currency Sensitivity analysis

The Company’s exposure to foreign currency risk arises from the translation of the foreign currency exchange gains and losses on cash and cash equivalents, accounts receivable, accounts payable and inventories that are denominated in foreign currency.

Depreciation or appreciation of the USD by 10% against EUR, CAD and ZAR at December 31, 2022, while all other variables were remained constant, would have increased or (decreased) the net profit before tax of $62,764 thousand.

Interest rate risk

Ferroglobe is exposed to interest rate risk in respect of its financial liabilities that bear interest at floating rates. These primarily comprise credit facilities (see Note 16) and lease commitments (see Note 17).

During the year ended December 31, 2022 and 2021, the Company did not enter into any interest rate derivatives in relation to its interest bearing credit facilities.

Interest Rate Sensitivity analysis

At December 31, 2022, an increase of 1% in interest rates would have given rise to additional borrowing costs of $812 thousand (2021: $990 thousand).

Power risk

Power constitutes one of the single largest expenses for most of Ferroglobe’s products. Ferroglobe focuses on minimizing energy prices and unit consumption throughout its operations by concentrating its silicon and manganese-based alloy production during periods when energy prices are lower. In 2022, Ferroglobe’s total power consumption was 6,431 gigawatt-hours, with power contracts that vary across its operations.

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

Since October 2020, the Company entered into a factoring program where the receivables of some of the Company’s French and Spanish entities are prefinanced by a factor (see Note 10 and 16). On February 2022 Grupo FerroAtlántica, S.A. signed an additional factoring agreement with Bankinter.

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

c) Liquidity risk

The purpose of the Company’s liquidity and financing policy is to ensure that the Company keeps sufficient funds available to meet its financial obligations as they fall due. The Company’s main sources of financing are as follows:

●	$345,058 thousand aggregate principal amount of 9.375% senior secured notes due December 31, 2025 (the “Reinstated Senior Notes”). Interest is payable semi-annually on January 31 and July 31 of each year.
●	$60,000 thousand aggregate principal amount of 9% super senior secured notes due June 30, 2025 (the “Super Senior Notes”). Interest is payable semi-annually on January 31 and July 31 of each year. On July 21, 2022, the Super Senior Notes were redeemed at 100% of the principal amount.
●	On September 8, 2016, FerroAtlántica, S.A.U, as borrower, and the Spanish Ministry of Industry, Tourism and Commerce (the “Ministry”), as lender, entered into a loan agreement under which the Ministry made available to the borrower loans in aggregate principal amount of €44,999 thousand in connection with industrial development projects relating silicon purification project. FAU transferred the loan to OPCO before its sale. The loan is contractually due to be repaid in 7 instalments starting in 2023 and completing by 2030. Interest on outstanding amounts under the loan accrues at an annual rate of 3.55%. As of December 31, 2022, the amortized cost of the loan was €54,989 thousand (equivalent to $58,651 thousand) (2021: €54,578 thousand and $61,815 thousand)., see Note 19.
●	On October 2, 2020, the Company ended the receivables funding agreement and cancelled the securitization program, signing a new factoring agreement with a financial institution, for anticipating the collection of receivables of the Company’s European entities (Grupo FerroAtlántica, S.A. and FerroPem S.AS). On February 2022 Grupo FerroAtlántica, S.A. signed an additional factoring agreement with Bankinter. This program offers the possibility to sell the receivables corresponding to ten customers pre-approved by the bank and its credit insurer. During 2022, the factoring agreements provided upfront cash consideration of approximately $895,264 thousand ($659,083 thousand in 2021). The Company has repaid $ 918,070 thousand ($640,168 thousand in 2021), showing at December 31, 2022, an on-balance sheet bank borrowing debt of $60,976 thousand (2021: $$93,090 thousand) (see Note 10 and 16).

●	On October 11, 2019, Ferroglobe subsidiaries Globe Specialty Metals, Inc., and QSIP Canada ULC, as borrowers, entered into a Credit and Security Agreement for a new $100 million north American asset-based revolving credit facility (the “ABL Revolver”), with PNC Bank, N.A., as lender. On March 16, 2021, the Company repaid in its entirety the remaining balance at the date for an amount equal to $39,476 thousand, cancelling its obligations derived from the contract. On June 30, 2022, The Company closed a new, five-year $100 million North American asset-based revolving credit facility (the “ABL Revolver”), involving Ferroglobe’s subsidiary, Globe Specialty Metals, Inc. (“Globe”), and its wholly owned North American subsidiaries, as borrowers, and Bank of Montreal (“BMO”), as lender and agent.
●	On July 23, 2020, Ferroglobe subsidiary, Ferropem, S.A.S., as borrower, contracted a loan with BNP Paribas, as lender, amounting to €4,456 thousand, to finance Company’s activities in France. The loan is guaranteed by the French government as part of the COVID-19 relief measures. Repayment of principal and payment of interest and accessories offer the possibility for the Borrower to extend the amortization of the amounts due at maturity for an additional period of 1 to 5 years. Interest rate is zero percent and the borrower is liable to pay a 0.50% fee calculated on the capital borrowed equivalent to an amount of €22 thousand.
●	On June 2, 2020, Ferroglobe subsidiary, Silicium Québec, as borrower, contracted a $7,000 thousand loan with Investissement Québec, a regional government loan & investment agency, as lender, to finance its capital expenditures activities in Canada. The loan is to be repaid in 84 installments over a 10 year period with the first three years as a grace period. Interest rate on outstanding amounts is zero percent.
●	On March 3, 2022, Grupo FerroAtlántica and Grupo FerroAtlántica de Servicios (together the “Beneficiaries”) and the Sociedad Estatal de Participaciones Industriales (“SEPI”), a Spanish state-owned industrial holding company affiliated with the Ministry of Finance and Administration, entered into a loan agreement of €34.5 million. This loan is part of the SEPI fund intended to provide assistance to non-financial companies operating in strategically important sectors within Spain in the wake of the COVID-19 pandemic. The funds are subject to certain governance conditions that imply, among others, the prohibition of distributing dividends, paying non-mandatory coupons or acquiring own shares and the prohibition of the use of the funds for financing economic activities of the group subsidiaries that are not beneficiaries.

Quantitative information

i.	Interest rate risk:

At December 31, the Company’s interest-bearing financial liabilities were as follows:

	2022
	Fixed rate	Floating rate	Total
	US$'000	US$'000	US$'000
Bank borrowings	16,857	60,976	77,833
Obligations under leases	—	21,872	21,872
Debt instruments	343,443	—	343,443
Other financial liabilities (*)	80,388	18,273	98,661
	440,688	101,121	541,809

(*)  Other financial liabilities comprise loans from government agencies (see Note 19).

	2021
	Fixed rate	Floating rate	Total
	US$'000	US$'000	US$'000
Bank borrowings	—	98,967	98,967
Obligations under leases	—	18,358	18,358
Debt instruments	440,297	—	440,297
Other financial liabilities (*)	67,013	—	67,013
	507,310	117,325	624,635

(*)  Other financial liabilities comprise loans from government agencies (see Note 19).

ii.	Foreign currency risk:

Notes and cross currency swap

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

Foreign currency swaps in relation to trade receivables and trade payables

At December 31, 2022 and 2021, the Company has no foreign currency swaps in place in respect of foreign currency accounts receivable and accounts payable.

iii.	Liquidity risk:

The table below summarizes the maturity profile of the Company’s financial liabilities at December 31, 2022, based on contractual undiscounted payments. The table includes both interest and principal cash flows. The cash flows for debt instruments assume that principal of Reinstated Senior Notes is repaid at maturity in December 2025 (see Note 18).

	2022
	Less than 1 year	Between 1-2 years	Between 2-5 years	After 5 years	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings	61,888	—	2,544	13,230	77,662
Leases	8,928	7,349	6,888	—	23,166
Debt instruments	32,439	423,235	—	—	455,674
Financial loans from government agencies	61,796	4,336	41,239	2,792	110,163
Payables to related parties	1,790	—	—	—	1,790
Payable to non-current asset suppliers	4,149	183	—	—	4,332
Contingent consideration	1,945	3,930	1,257	—	7,132
Tolling agreement liability	3,555	7,110	10,665	113,759	135,089
Trade and other payables	219,666	—	—	—	219,666
	396,156	446,143	62,593	129,781	1,034,674

	2021
	Less than 1 year	Between 1-2 years	Between 2-5 years	After 5 years	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings	95,899	—	3,670	—	99,569
Leases	8,092	5,897	3,251	1,289	18,529
Debt instruments	57,440	37,749	493,585	—	588,774
Financial loans from government agencies	63,868	4,304	245		68,417
Payables to related parties	9,545	—	—	—	9,545
Payable to non-current asset suppliers	2,677	135	—	—	2,812
Contingent consideration	13,023	10,684	6,844	—	30,551
Tolling agreement liability	2,589	2,367	5,952	18,379	29,287
Trade and other payables	206,000	—	—	—	206,000
	459,133	61,136	513,547	19,668	1,053,484

Additionally, as of December 31, 2022, the Company has long-term power purchase commitments amounting to $526,841 thousand ($294,557 thousand in 2021), which represents minimum charges that are enforceable and legally binding, and do not represent total anticipated purchase.

Changes in liabilities arising from financing activities

The changes in liabilities arising from financing activities during the year ended December 31, 2022 and 2021 were as follows:

	January 1, 2022	Changes from financing cash flows	Effect of changes in foreign exchange rates	Changes in fair values	Interest expenses	Other changes	December 31, 2022
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings	98,967	(24,529)	(5,991)	—	3,185	6,201	77,833
Obligations under leases (Note 17)	18,358	(11,590)	(750)	—	1,587	14,266	21,871
Debt instruments	440,297	(136,260)	—	190	34,404	4,811	343,442
Financial loans from government agencies (Note 19)	67,013	35,924	(5,289)	—	5,239	(4,226)	98,661
Total liabilities from financing activities	624,635	(136,455)	(12,030)	190	44,415	21,052	541,807
Other amounts paid due to net financing activities		(4,003)
Net cash (used) by financing activities		(140,458)

	January 1, 2021	Changes from financing cash flows	Effect of changes in foreign exchange rates	Changes in fair values	Interest expenses	Other changes	December 31, 2021
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings	107,607	(15,604)	1,927	—	—	5,037	98,967
Obligations under leases (Note 17)	22,536	(11,232)	(1,188)	—	—	8,242	18,358
Debt instruments (*)	357,508	43,295	—	6,462	36,233	(3,201)	440,297
Financial loans from government agencies (Note 19)	63,896	(2,252)	(702)	—	6,071	—	67,013
Total liabilities from financing activities	551,547	14,207	37	6,462	42,304	10,078	624,635
Other amounts paid due to net financing activities (**)		(3,755)
Net cash provided by financing activities		10,452

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

29.   Fair value measurement

Fair value of assets and liabilities that are measured at fair value on a recurring basis

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities that are carried at fair value in the statement of financial position:

	December 31, 2022
		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Total	(Level 1)	(Level 2)	(Level 3)
	US$'000	US$'000	US$'000	US$'000
Other financial assets (Note 10):
Listed equity securities	936	936	—	—
Other obligations (Note 21)
Contingent consideration in a business combination	(5,838)	—	—	(5,838)

	December 31, 2021
		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Total	(Level 1)	(Level 2)	(Level 3)
	US$'000	US$'000	US$'000	US$'000
Other financial assets (Note 10):
Listed equity securities	847	847	—	—
Other obligations (Note 21)
Contingent consideration in a business combination	(26,527)	—	—	(26,527)

A reconciliation of the beginning and ending balances of all liabilities at fair value on recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2022, presented as follows:

Total
US$'000
Fair value at December 31, 2020	(16,632)
Changes in fair value through profit or loss	(13,168)
Payments	3,273
Fair value at December 31, 2021	(26,527)
Changes in fair value through profit or loss	1,758
Payments	18,931
Fair value at December 31, 2022	(5,838)

30.  Assets and disposal groups classified as held for sale and discontinued operations

Assets and disposal groups classified as held for sale

At the end of 2022, the Company received two offers to sale the assets related to Chateau Feuillet facility in France, stopped operations since March 202 and the Board approved the sale. Consequently, the assets were classified as held for sale in the balance sheet as of December 31, 2022. In accordance with IFRS 5, the Company ceased to recognize depreciation expense in relation to its assets in Chateau Feuillet while it is classified as held for sale.

The assets transferred to held for sale have been measured at the lower of carrying amount and fair value less costs to sell and are presented separately in the statement of financial position. The fair value, according to the offers received,  as of December 31, 2022 was $1,067 thousand and carrying value $7,061 thousand, since fair value is lower than the carrying amount, the company recognized an impairment of $5,994 thousand.

The Company expect to achieve a sale agreement during first half of 2023.

Discontinued operations

As of  December, 31 2022 and 2021, there were not discontinued operations.

For the year ended December, 31 2020, the Company recorded $5,399 thousand related to price adjustment on the sale of Group’s hydro-electric assets in 2019. The amount was recognized in Discontinued operations in Consolidated Income Statement.

Analysis of the result for the period from the discontinued operations

The results of the discontinued operations included in the (loss) profit after taxes from discontinued operations are set out below.

The profit and loss statement from discontinued operations is as follows:

	2022	2021	2020
	US$'000	US$'000	US$'000
Sales	—	—	—
Raw materials and energy consumption for production	—	—	—
Other operating income	—	—	—
Staff costs	—	—	—
Other operating expense	—	—	—
Depreciation and amortization charges, operating allowances and write-downs	—	—	—
Impairment losses	—	—	—
Operating Profit (loss)	—	—	—
Net finance expense	—	—	—
(LOSS) PROFIT BEFORE TAXES FROM DISCONTINUED OPERATIONS	—	—	—
Income tax expense	—	—	—
Gain on sale of discontinued operation	—	—	(5,399)
(LOSS) PROFIT AFTER TAXES FROM DISCONTINUED OPERATIONS	—	—	(5,399)

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

	2022	2021	2020
Basic earnings (loss) per ordinary share computation
Numerator:
Profit (loss) attributable to Discontinued Operations (US$'000)	—	—	(5,399)
Denominator:
Weighted average basic shares outstanding	—	—	169,269,281
Basic earnings (loss) per ordinary share (US$)	—	—	(0.03)

Diluted earnings (loss) per ordinary share computation
Numerator:
Profit (loss) attributable to Discontinued Operations (US$'000)	—	—	(5,399)
Denominator:
Weighted average basic shares outstanding	—	—	169,269,281
Effect of dilutive securities	—	—	—
Weighted average dilutive shares outstanding	—	—	169,269,281
Diluted earnings (loss) per ordinary share (US$)	—	—	(0.03)

The statement of cash flows from discontinued operations is showed as follows:

	2022	2021	2020
	US$'000	US$'000	US$'000
Cash flows from operating activities:
Profit for the period	—	—	(5,399)
Adjustments to reconcile net (loss) profit to net cash provided by operating activities:
Income tax expense (benefit)	—	—	—
Depreciation and amortization charges, operating allowances and write-downs	—	—	—
Net Finance expense	—	—	—
Gains on disposals of non-current and financial assets	—	—	5,399
Changes in working capital
Decrease / (increase) in accounts receivable	—	—	—
Decrease / (increase) in inventories	—	—	—
Increase / (Decrease) in accounts payable	—	—	—
Other changes in operating assets and liabilities
Other, net	—	—	(24)
Income tax paid	—	—	—
Interest paid	—	—	—
Total cash flow from operating activities	—	—	(24)
Cash flows from investing activities:
Payments due to investments:
Property, plant and equipment	—	—	—
Disposals:
Disposal of business, net of cash	—	—	—
Total cash flow from investing activities	—	—	—
Cash flows from financing activities:
Other financing activities	—	—	—
Total cash flow from financing activities	—	—	—
INCREASE / (DECREASE) IN CASH	—	—	(24)
CASH AT BEGINNING OF PERIOD	—	—	24
CASH AT END OF PERIOD	—	—	—

31. Other disclosures

Restricted Net Assets

Certain of our entities are restricted from remitting certain funds to us in the form of cash dividends or loans by a variety of, contractual requirements. These restrictions are related to standard covenant requirements included in our bank borrowings and debt instruments, such as the SEPI loan and the ABL Revolver. Additionally, the Company has restrictions for the disposal of cash in the joint ventures. Consequently, net assets from Ferroglobe subsidiaries Globe Specialty Metals, Inc., and other subsidiaries in the USA, QSIP Canada ULC, Grupo Ferroatlántica and the Joint Ventures are restricted. Please refer to Notes 10, 16 and 19 for further details of these restrictions.

As of December 31, 2022, the restricted net assets of the Ferroglobe Group’s subsidiaries were approximately $496,983 thousand. The Company performed a test on the restricted net assets of combined subsidiaries in accordance with Securities and Exchange Commission Regulation rule 5-04 (c) ‘what schedules are to be filed’ and concluded the restricted net assets exceed 25% of the consolidated net assets of the Company at December 31, 2022. Therefore the separate condensed financial statements, as per SEC rule S-X 12-04, of Ferroglobe PLC are presented (see Appendix I, considered to be part of the footnotes, for details.)

Additionally, the Super Senior Notes restricts the ability of Ferroglobe PLC to pay dividends.

32.   Events after the reporting period

REINDUS loan

On January 19, 2023, a new resolution was signed by the Ministry terminating the total reimbursement procedure initiated in January 2022. Once that procedure was definitively closed, the company decided to proceed with the foreseen partial early repayment of €16.3 million on February 10, 2023

Grupo Villar Mir

On February 28, 2023 Grupo Villar Mir has reduced the number of shares owned from 81,924,822 to 76,265,434 shares, representing approximately 40.72% of the capital of the company.

Reinstated Senior Notes

On March 1, 2023 Globe repurchased $25.7 million of the Reinstated Senior Notes and the corresponding accrued interest coupon amounting to $207 thousand as of the purchase date. The fair value of the Notes at the purchase date was $26.1 million and the purchase price was $1.01 per bond.

Appendix I

Schedule I has been provided pursuant to the requirements of Rule 12- 04(a) of Regulation S-X, of the US Securities and Exchange Commission (SEC) which require condensed financial information as to the financial position, cash flows and results of operations of Ferroglobe PLC, as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards have been condensed or omitted. The footnote disclosures contain supplementary information only and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

Basis of Presentation.

The presentation of Ferroglobe PLC separate condensed financial statements have been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that, in the separate condensed financial statements the investments in subsidiaries are being recorded at historic cost.

SCHEDULE I -  FERROGLOBE PLC (Parent company)

CONDENSED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2022 AND 2021

Thousand of US dollars

	2022	2021
	US$'000	US$'000
ASSETS
Non-current assets
Investment in subsidiaries	629,284	629,284
Intangible assets	522	—
Property, plant and equipment	449	105
Trade and other receivables from subsidiaries	263,058	227,865
Total non-current assets	893,313	857,254

Current assets
Trade and other receivables	797	350
Trade and other receivables from subsidiaries	118,210	159,874
Other current assets	435	441
Cash and cash equivalents	605	1,311
Total current assets	120,047	161,976
Total assets	1,013,360	1,019,230
EQUITY AND LIABILITIES
Equity
Share capital	1,964	1,964
Other Reserves	(158,958)	(164,783)
Retained earnings	734,095	774,531
Total equity	577,101	611,712

Non-current liabilities
Lease liabilities	372	25
Trade and other payables	183,721	—
Other non-current liabilities	11	—
Total non-current liabilities	184,104	25
Current liabilities
Debt instruments		2,181
Lease liabilities	550	568
Trade and other payables	10,634	11,221
Trade and other payables to subsidiaries	240,753	392,803
Current income tax liabilities	115	490
Other current liabilities	103	230
Total current liabilities	252,155	407,493
Total equity and liabilities	1,013,360	1,019,230

The accompanying notes are an integral part of these Condensed Financial Statements.

SCHEDULE I -  FERROGLOBE PLC (Parent company)

CONDENSED  INCOME STATEMENT FOR THE PERIODS ENDING DECEMBER 31, 2022, 2021 and 2020

Thousand of US dollars

	2022	2021	2020
	US$'000	US$'000	US$'000

Other operating income	41,816	32,037	13,618
Staff costs	(5,864)	(4,983)	(6,379)
Other operating expense	(51,864)	(36,859)	(18,166)
Depreciation and amortization charges, operating allowances and write-downs	(104)	(109)	(3)
Finance income	4,029	77,232	8,976
Finance costs	(26,444)	(96,581)	(22,069)
Exchange differences	(2,005)	(15,227)	25,516
Financial derivative (gain) loss	—	—	3,168
(Loss) before tax	(40,436)	(44,490)	4,661
Income tax benefit (expense)		—	(515)
Total (Loss) profit for the year	(40,436)	(44,490)	4,146

The accompanying notes are an integral part of these Condensed Financial Statements.

SCHEDULE I -  FERROGLOBE PLC (Parent company)

CONDENSED STATEMENT OF CASH FLOWS FOR THE PERIODS ENDING DECEMBER 31

Thousand of US dollars

	2022	2021	2020
	US$'000	US$'000	US$'000

Cash flows from operating activities:
(Loss) for the year	(40,436)	(44,490)	4,146
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Income tax expense	—	—	515
Depreciation and amortization charges, operating allowances and write-downs	104	109	3
Finance income (loss)	(4,029)	(77,232)	(8,976)
Finance costs	26,444	96,581	22,069
Exchange differences	2,005	15,227	(25,516)
Financial derivative gain (loss)	—	—	(3,168)
Share-based compensation	5,836	3,627	2,017
Changes in operating assets and liabilities:
(Increase) decrease in trade and other receivables	7,138	1,431	(21,300)
Increase (decrease) in trade and other payables	5,205	(22,169)	47,456
Other changes in operating assets and liabilities	(492)	(548)	(10,146)
Net used cash provided (used) by operating activities	1,775	(27,464)	7,100
Cash flows from investing activities:
Payments due to investments:
Other intangible assets	(522)	—	—
Net cash provided (used) by investing activities	(522)	—	—
Cash flows from financing activities:
Payment for equity issuance costs	—	(6,647)	—
Proceeds from equity issuance	—	41,440	—
Bank borrowings	—	218	—
Repayment of debt instruments	(2,181)	—	—
Amounts paid due to leases	(123)	(111)	(733)
Interest paid	—	(7,031)	(6,590)
Net cash provided (used) by financing activities	(2,304)	27,869	(7,323)
Total net cash flows for the year	(1,051)	405	(223)
Beginning balance of cash and cash equivalents	1,311	1,065	1,199
Exchange differences on cash and cash equivalents in foreign currencies	345	(159)	89
Ending balance of cash and cash equivalents	605	1,311	1,065

The accompanying notes are an integral part of these Condensed Financial Statements.

SCHEDULE I -  FERROGLOBE PLC (Parent company only)

Notes to Condensed Financial Statements

1. Basis for presentation

The presentation of Ferroglobe PLC separate condensed financial statements have been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that, in the separate condensed financial statements the investments in subsidiaries are being recorded at historic cost.

The Parent Company prepared these unconsolidated financial statements in accordance with International Accounting Standards 27, "Separate Financial Statements", as issued by the International Accounting Standards Board.

2. Commitments, long term obligations and contingencies

Commitments and long term obligations

On February 15, 2017, Ferroglobe PLC and Globe (together, the “Issuers”) co-issued $350,000 thousand aggregate principal amount of 9.375% senior unsecured notes due March 1, 2022 (the “Notes”). On March 27, 2021, Ferroglobe PLC and Globe and certain other members of the group entered into the Lock-Up Agreement with the Ad Hoc Group Noteholders, Grupo VM and affiliates of Tyrus Capital that set forth a plan to implement a debt restructuring plan. On July 30, 2021, the Group completed the exchange of 98.588% of the 9⅜% Senior Notes due 2022 (the “Stub Notes”) issued by the Ferroglobe PLC and Globe for a total consideration per $1,000 principal amount of Old Notes comprising (i) $1,000 aggregate principal amount of new 9⅜% senior secured notes due 2025 issued by Ferroglobe Finance Company, PLC and Globe (“the Issuers”) (the “Reinstated Senior Notes”) plus (ii) a fee amounting to $51,611 thousand.

Notes not exchanged (the “Stub Notes”) were repaid on March 1, 2022.

As of December 31, 2022, Ferroglobe PLC only has long-term obligations related to intercompany loans. These main long- term obligations are the following:

-$147.8 million to Ferroglobe Finance Company PLC in relation to the transfer of the Reinstated Notes due in July 30, 2026.
-$25.5 million to Ferroglobe Holding Company, LTD related to a revolving credit facility signed on July 27, 2021 and due in June 30, 2031.
-$10.3 million to Ferroglobe Holding Company, LTD related to a loan facility signed on May 19, 2021 and due in June 30, 2025.

Contingencies and guarantees

Ferroglobe PLC is guarantor of the following material obligations:

●	$60 million Super Senior Notes issued by Ferroglobe Finance Company (the “UK Issuer”), which were redeemed on July 21, 2022;
●	$345 million in Reinstated Notes issued by the UK issuer;
●	€34.5 million in indebtedness issued by Grupo FerroAtlántica and Grupo FerroAtlántica de Servicios under the agreement with the Sociedad Estatal de Participaciones Industriales (“SEPI”), a Spanish state-owned industrial holding company affiliated with the Ministry of Finance and Administration; and
●	Up to $7 million in connection with the New Markets Tax Credit Program in relation to our Selma, Alabama, plant and due in the event any tax credits under the Program are disallowed or recaptured.

As of December 31, 2022, 2021 and 2020, Ferroglobe PLC has no material contingencies.

3.Dividends from subsidiaries

For the years ending December 31, 2022, 2021 and 2020 Ferroglobe PLC did not receive cash dividends from its subsidiaries.