Form 20-F
period 2023-12-31
Ferroglobe PLC
filed 2024-05-13
CIK 1639877

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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

Beatriz García-Cos, Chief Financial Officer and Principal Accounting Officer

13 Chesterfield Street,

London W1J 5JN, United Kingdom

+44‑(0)750‑130‑8322

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares (nominal value of $0.01)	GSM	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

Ordinary Shares (nominal value of $0.01)	187,885,093

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

Large accelerated filer ◻	Accelerated filer ⌧	Non-accelerated filer ◻
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report  ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements ◻

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ◻

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

This Annual Report includes statements that are, or may be deemed to be, forward-looking statements within the meaning of the securities laws of certain applicable jurisdictions. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this Annual Report, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict(s),” “will,” “expect(s),” “estimate(s),” “project(s),” “positioned,” “strategy,” “outlook,” “aim,” “assume,” “continue,” “forecast,” “guidance,” “projected,” “risk” and similar expressions.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Investors should read the section entitled “Item 3.D.—Key Information—Risk Factors” and the description of our segments in the section entitled “Item 4.B.—Information on the Company—Business Overview” for a more complete discussion of the factors that could affect us. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in, or suggested by, the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following:

●	the impacts of the Ukraine-Russia conflict;
●	increase in energy prices, disruptions in the supply of power and changes in governmental regulation of the power sector and the effect on costs of production;
●	the outcomes of pending or potential litigation;
●	operating costs, customer losses and business disruptions (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) that may be greater than expected;
●	the retention of certain key employees;
●	the current and anticipated competitive landscape;
●	our ability to adapt products and services to changes in technology or the marketplace;
●	our ability to maintain and grow relationships with customers and clients;
●	the historic cyclicality of the metals industry and the attendant swings in market price and demand;
●	availability of raw materials and transportation;
●	costs associated with labor disputes and stoppages;
●	our ability to maintain our liquidity and to generate sufficient cash to service indebtedness;
●	integration and development of prior and future acquisitions;
●	the availability and cost of maintaining adequate levels of insurance;
●	our ability to protect trade secrets, trademarks and other intellectual property;

●	equipment failures, delays in deliveries or catastrophic loss at any of our manufacturing facilities, which may not be covered under any insurance policy;
●	exchange rate fluctuations;
●	changes in laws protecting U.S., Canadian and European Union companies from unfair foreign competition (including antidumping and countervailing duty orders and laws) or the measures currently in place or expected to be imposed under those laws;
●	compliance with, or potential liability under, environmental, health and safety laws and regulations (and changes in such laws and regulations, including in their enforcement or interpretation);
●	risks from international operations, such as foreign exchange fluctuations, tariffs, duties and other taxation, inflation, increased costs, political risks and our ability to maintain and increase business in international markets;
●	risks associated with mining operations, metallurgical smelting and other manufacturing activities;
●	our ability to manage price and operational risks including industrial accidents and natural disasters;
●	our ability to acquire or renew permits and approvals;
●	potential losses due to unanticipated cancellations of service contracts;
●	risks associated with potential unionization of employees or work stoppages that could adversely affect our operations;
●	changes in tax laws (including under applicable tax treaties) and regulations or to the interpretation of such tax laws or regulations by governmental authorities;
●	changes in general economic, business and political conditions, including changes in the financial markets;
●	uncertainties and challenges surrounding the implementation and development of new technologies;
●	risks related to potential cybersecurity breachers;
●	risks related to our capital structure;
●	risks related to our ordinary shares;
●	our foreign private issuer (FPI) status, the loss of which would require us to comply with the Exchange Act’s domestic reporting regime, and cause us to incur significant legal, accounting and other expenses;
●	our incorporation in the United Kingdom (UK), the laws of which govern our corporate affairs and may differ from those applicable to companies incorporated in the U.S.;
●	our failure to maintain an effective system of internal control over financial reporting, given the material weaknesses identified in connection with the audit of our financial statements as of and for the year ended December 31, 2020. The Company continues to have a material weakness as of December 31, 2023; and
●	the other risk factors discussed under “Item 3.D.—Key Information—Risk Factors.”

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

CURRENCY PRESENTATION AND DEFINITIONS

In this Annual Report, references to “$,” and “USD” are to the lawful currency of the United States of America, references to “Euro” and “€” are to the single currency adopted by participating member states of the European Union relating to Economic and Monetary Union and references to “Pound Sterling” and “£” are to the lawful currency of the United Kingdom.

Unless otherwise specified or the context requires otherwise, all financial information for the Company provided in this Annual Report is denominated in USD.

Definitions

Unless otherwise specified or the context requires otherwise in this Annual Report:

●	the terms (1) “we,” “us,” “our,” “Company,” “Ferroglobe,” and “our business” refer to Ferroglobe PLC and its subsidiaries, including Globe Specialty Metals, Inc. (“Globe”) and its consolidated subsidiaries and Grupo FerroAtlántica, S.A.U. (“FerroAtlántica”) and its consolidated subsidiaries; (2) “Globe” refers solely to Globe Specialty Metals, Inc. and its consolidated subsidiaries and (3) “FerroAtlántica” or the “FerroAtlántica Group” refers solely to FerroAtlántica and its consolidated subsidiaries;
●	“Business Combination” refers to the business combination of Globe and FerroAtlántica as wholly-owned subsidiaries of Ferroglobe PLC on December 23, 2015;
●	“Class A Ordinary Shares” refers to share capital issued in connection with the Business Combination, which was subsequently converted into ordinary shares of Ferroglobe PLC as a result of the distribution of beneficial interest units in the Ferroglobe Representation and Warranty Insurance Trust to certain Ferroglobe PLC shareholders on November 18, 2016;
●	“consolidated financial statements” refers to the audited consolidated financial statements of Ferroglobe PLC and its subsidiaries as of December 31, 2023 and December 31, 2022 and for each of the years ended December 31, 2023, 2022 and 2021, including the related notes thereto, prepared in accordance with IFRS (as such terms are defined herein);
●	“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board;
●	“Reinstated Senior Notes” refer to the notes issued in exchange of 98.588% of the 9.375% Notes due 2022 issued by Ferroglobe Finance Company PLC and Globe due December 2025;
●	“Super Senior Notes” refer to the 9.0% senior secured notes due 2025 issued by Ferroglobe Finance Company, PLC;
●	“Stub Notes” refer to the $4,942 thousand aggregate principal amount of 9.375% Notes due March 1, 2022;

●	“shares” or “ordinary shares” refer to the authorized share capital of Ferroglobe PLC;
●	“tons” refer to metric tons (2,204.6 pounds or 1.1 short tons);
●	“U.S. Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended; and
●	“U.S. Securities Act” refers to the U.S. Securities Act of 1933, as amended.
●	“ABL Revolver” refers to the credit agreement, dated as of June, 30, 2022, between Ferroglobe subsidiaries Globe Specialty Metals, Inc., and QSIP Canada ULC, as borrowers, for a Credit and Security Agreement for a new $100 million north American asset-based revolving credit facility, with Bank of Montreal, as lender.
●	“IBOR” refers to the basic rate of interest used under some financial instruments.
●	“ZAR” refers to the currency abbreviation in forex markets for the South African Rand, the official currency of South Africa.

PRESENTATION OF FINANCIAL INFORMATION

The selected financial information as of December 31, 2023 and December 31, 2022 and for the years ended December 31, 2023, 2022 and 2021 is derived from our consolidated financial statements, which are included elsewhere in this Annual Report and which are prepared in accordance with IFRS.

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

Reserved.

B.    Capitalization and indebtedness.

Not applicable.

C.    Reasons for the offer and use of proceeds.

Not applicable.

D.    Risk factors.

You should carefully consider the risks and uncertainties described below and the other information in this Annual Report before making an investment in our ordinary shares. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our ordinary shares could decline and you could lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statements Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors.

Risks Related to Our Business and Industry

Our operations depend on industries including the steel, aluminum, polysilicon, silicone and photovoltaic/solar industries, which, in turn, rely on several end-markets. A downturn or change in these industries or end-markets could adversely affect our business, results of operations and financial condition.

Because we primarily sell silicon metal, silicon-based alloys, manganese- based alloys and other specialty alloys, we produce to manufacturers of steel, aluminum, polysilicon, silicones, and photovoltaic products. Therefore, our results are significantly affected by the economic trends in the steel, aluminum, polysilicon, silicone and photovoltaic industries. Primary end users that drive demand for steel and aluminum include construction companies, shipbuilders, electric appliances, car manufacturers and companies operating in the rail and maritime industries. The primary end users that drive demand for polysilicon and silicones include the automotive, chemical, photovoltaic, pharmaceutical, construction and consumer products industries. Demand for steel, aluminum, polysilicon and silicone from such companies can be strongly correlated with changes in gross domestic product and is affected by global economic conditions. Fluctuations in steel and aluminum prices may occur due to sustained price shifts reflecting underlying global economic and geopolitical factors, changes in industry supply-demand balances, the substitution of one product for another in times of scarcity, and changes in national tariffs. Lower demand for steel and aluminum can yield a substantial build-up of steel and aluminum stocks, resulting in a decline in demand for silicon metal, silicon-based alloys, manganese-based alloys, and other specialty alloys. Polysilicon and silicone producers are subject to fluctuations in crude oil, platinum, methanol and natural gas prices, which could adversely affect their businesses. Changes in power regulations in different countries, fluctuations in the relative costs of different sources of energy, and supply-demand balances in the different parts of the value chain, among other factors, may significantly affect the growth prospects of the photovoltaic industry. A significant and prolonged downturn in the end markets for steel, aluminum, polysilicon, silicone and photovoltaic products, could adversely affect these industries and, in turn, our business, results of operations and financial condition.

The metals industry is cyclical and has been subject in the past to swings in market price and demand which could lead to volatility in our revenues.

Our business has historically been subject to fluctuations in the price and market demand for our products, caused by general and regional economic cycles, raw material and energy price fluctuations, competition and other factors. The timing, magnitude and duration of these cycles and the resulting price fluctuations are difficult to predict. For example, we experienced a significant increase in silicon metal prices from the end of 2021 throughout the first half of 2022. However, commencing in the second half of 2022 and throughout 2023, we have experienced a sharp decrease in pricing as well as reductions in volumes. Such variances adversely affect our results.

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

Electricity is generally one of our largest production components in terms of cost as a percentage of sales. The price of electricity is determined in the applicable domestic jurisdiction and is influenced both by supply and demand dynamics and by domestic regulations. Changes in local energy policy, increased costs due to scarcity of energy supply, climate conditions, the termination or non-renewal of any of our power purchase contracts and other factors may affect the price of electricity supplied to our plants and adversely affect our results of operations and financial conditions.

Because electricity is indispensable to our operations and accounts for a high percentage of our production costs, we are particularly vulnerable to supply limitations and cost fluctuations in energy markets. For example, at certain plants, production must be modulated to reduce consumption of energy in peak hours or in seasons with higher energy prices, in order for us to maintain profitability. In general, high or volatile energy costs in the countries in which we operate could lead to erosion of margins and volumes, leading to a potential reduction in market share.

Generation of electricity in France by our own hydroelectric power operations partially mitigates our exposure to price increases in that market. However, in the past we have pursued possibilities of disposing of those operations, and may do so in the future. Such a divestiture, if completed, may result in a greater exposure to increases in electricity prices.

Additionally, in France, the Company benefited from a program for the regulated access to historic nuclear energy program (ARENH). ARENH is a mechanism established which allows alternative suppliers to obtain energy under favorable conditions set by the public authorities.

In addition, we have an additional agreement with EDF in which we have agreed different electricity prices throughout the year based on demand. When demand is highest, our agreed price is generally lowest and is even negative during certain time periods. Our current benefit with EDF began in 2023 and is expected to continue through 2025 with potential uncertainty regarding future availability or participation in such schemes.

Furthermore, in 2023, we recorded a net benefit of approximately $186,211 thousand in relation to these programs. Future benefits recorded under this program in 2024 and 2025 will be significantly less if not a net expense for each respective year.

The electrical power for our U.S. and Canadian facilities is supplied mostly by American Electric Power Co., Alabama Power Co., Brookfield Renewable Partners L.P. and Hydro-Québec, and the Tennessee Valley Authority through dedicated lines. Our Alloy, West Virginia facility obtains approximately 50% of its power needs under a fixed price power purchase agreement with a nearby hydroelectric facility owned by a Brookfield affiliate. This facility is more than 70 years old and any breakdown could result in the Alloy facility having to purchase more grid power at higher rates.

Energy supply to our facilities in South Africa is provided by Eskom (State-owned power utility) through rates that are approved annually by the national power regulator (NERSA). These rates have been volatile, due to the instability of available supply and are likely to continue increasing. Also, NERSA applies certain revisions to rates based on cost variances for Eskom that are not within our control.

In Spain, power is purchased in a competitive wholesale market. Our facilities are obligated to pay access tariffs to the national grid and receive a credit for our efforts to act as electro-intensive consumers. The volatile nature of the wholesale market in Spain results in price uncertainty that can only be partially offset by long-term power purchase agreements. Additionally, the credits that we receive for the services provided to the grid are a major component of our power supply arrangements in Spain. However, these regulations previously have been altered to reduce the value of such credits to us, and future changes could further reduce the economic benefits associated with our services to the Spanish electricity grid. Such reductions would affect our production costs and impact our results from operations.

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

Government regulations of electricity in Argentina give the priority to use hydroelectric power to residential users and subject violators of these restrictions to significant penalties. This preference is particularly acute during Argentina’s winter months due to a lack of natural gas. We have previously successfully petitioned the government to exempt us from these restrictions given the demands of our business for continuous supply of electric power. If we are unsuccessful in our petitions or in any action we take to ensure a stable supply of electricity, our production levels may be adversely affected and our profitability reduced.

Any decrease in the availability, or increase in the cost, of raw materials or transportation could materially increase our costs.

Principal components in the production of silicon metal, silicon-based alloys and manganese-based alloys include coal, charcoal, graphite and carbon electrodes, manganese ore, quartzite, wood chips, steel scrap, and other metals. While we own certain sources of raw materials, we also buy raw materials on a spot or contracted basis. The availability of these raw materials and the prices at which we purchase them from third party suppliers depend on market supply and demand and may be volatile such as due to the Ukraine-Russia conflict. Our ability to obtain these materials in a cost efficient and timely manner is dependent on certain suppliers, their labor union relationships, mining and lumbering regulations and output, geopolitical and general local economic conditions.

Over the previous years, certain raw materials (particularly graphite electrodes, coal, manganese ore, and other electrode components) have experienced significant price increases and quick price moves in relatively short periods of time, and the recent conflict in Ukraine and resulting sanctions on Russia have led to supply limitations and interruptions. In some cases, this has been combined with certain shortages in the availability of such raw materials. While we try to anticipate potential shortages in the supply of critical raw materials with longer term contracts and other purchasing strategies, these price swings and supply shortages may affect our cost of production or even cause interruptions in our operations, which may have a material adverse effect on our business, results of operations and financial condition.

We make extensive use of shipping by sea, rail and truck to obtain the raw materials used in our production and deliver our products to customers, depending on the geographic region and product or input. Raw materials and products often must be transported over long distances between mines and other production sites and the plants where raw materials are consumed, and between those sites and our customers. Any severe delay, interruption or other disruption in such transportation, any material damage to raw materials utilized by us or to our products while being transported, or a sharp rise in transportation prices, either relating to events such as the Ukraine-Russia conflict, the recent conflict in the Middle East or otherwise, could have a material adverse effect on our business, results of operations and financial condition. In addition, because we may not be able to obtain adequate supplies of raw materials from alternative sources on terms as favorable as our current arrangements, or at all, any disruption or shortfall in the production and delivery of raw materials could result in higher raw materials costs and likewise materially adversely affect our business, results of operations and financial condition.

Cost increases in raw material inputs may not be passed on to our customers, which could negatively impact our profitability.

The prices of our raw material inputs are determined by supply and demand, which may be influenced by, inter alia, economic growth and recession, changes in world politics, unstable governments in exporting nations, and inflation, among other factors. The market prices of raw material inputs will thus fluctuate over time, and we may not be able to pass significant price increases on to our customers. If we do try to pass them on, we may lose sales and thereby revenue, in addition to having the higher costs. Additionally, decreases in the market prices of our products will not necessarily enable us to obtain lower prices from our suppliers.

Metallurgical manufacturing and mining are inherently dangerous activities and any accident resulting in injury or death of personnel or prolonged production shutdowns could adversely affect our business and operations.

Metallurgical manufacturing generally, and smelting in particular, is inherently dangerous and subject to risks of fire, explosion and sudden major equipment failure. Quartz and coal mining are also inherently dangerous and subject to numerous hazards, including collisions, equipment failure, accidents arising from the operation of large mining and rock transportation equipment, dust inhalation, flooding, collapse, blasting operations and operating in extreme climatic conditions. These hazards have led to accidents resulting in the serious injury and death of production personnel, governmental investigations and sanctions, and prolonged production shutdowns in the past. We may experience fatal accidents or equipment malfunctions in the future, which could have a material adverse effect on our business and operations.

We are heavily dependent on our mining operations, which are subject to certain risks that are beyond our control and which could result in materially increased expenses and decreased production levels.

We mine quartz and quartzite at open pit mining operations and coal at underground and surface mining operations. We are heavily dependent on these mining operations for our quartz and coal supplies. Certain risks beyond our control could disrupt our mining operations, adversely affect production and shipments, and increase our operating costs, such as: (i) a major incident at a mining site that causes all or part of the operations of the mine to cease for some period of time; (ii) mining, processing and plant equipment failures and unexpected maintenance problems; (iii) disruptions in the supply of fuel, power and/or water at the mine site; (iv) adverse changes in reclamation costs; (v) the inability to renew mining concessions upon their expiration; (vi) the expropriation of territory subject to a valid concession without sufficient compensation; and (vii) adverse weather and natural disasters, such as heavy rains or snow, flooding and other natural events affecting operations, transportation or customers.

Regulatory agencies have the authority under certain circumstances following significant health and safety violations or incidents to order a mine to be temporarily or even permanently closed. If this occurs, we may be required to incur significant legal, operational and capital expenditures to re-open the affected mine. In addition, environmental regulations and enforcement could impose unexpected costs on our mining operations, and future regulations could increase those costs or limit our ability to produce quartz and sell coal. A failure to obtain and renew permits necessary for our mining operations could limit our production and negatively affect our business. It is also possible that we have extracted or may in the future extract quartz from territory beyond the boundary of our mining concession or mining right, which could result in penalties or other regulatory action or liabilities.

We are subject to environmental, health and safety regulations, including laws that impose substantial costs and the risk of material liabilities.

Our operations are subject to extensive foreign, federal, national, state, provincial and local environmental, health and safety laws and regulations governing, among other things, the generation, discharge, emission, storage, handling, transportation, use, treatment and disposal of hazardous substances; land use, reclamation and remediation; waste management and pollution prevention measures; greenhouse gas emissions; and the health and safety of our employees. We are also required to obtain permits from governmental authorities for certain operations, and to comply with related laws and regulations. We may not have been and may not always be in full compliance with such permits and related laws and regulations. If we violate or fail to comply with these permits and related laws and regulations, we could be subject to penalties, restrictions on operations or other sanctions, obligations to install or upgrade pollution control equipment and legal claims, including for alleged personal injury or property or environmental damages. Such liability could adversely affect our reputation, business, results of operations and financial condition. In addition, in the context of an investigation, the government may impose obligations to make technology upgrades to our facilities that could result in our incurring material capital expenses. For example, in August 2023, the Company resolved two Notices of Violation/Findings of Violation (“NOV/FOV”) from the U.S. federal government that alleged numerous violations of the Clean Air Act relating to the Company’s Beverly, Ohio facility. See “Item 8.A.—Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings” for additional information. The Beverly facility also is located in an area currently designated as Non-Attainment for the one hour SO2 National Ambient Air Quality Standards (“NAAQS”). The Company has entered into a state Director’s Final Findings & Order (“DFFOs”) with the Ohio Environmental Protection Agency (“OEPA”) to accept facility-wide SO2 emission limits to ensure that the facility is not causing exceedances of the SO2 NAAQS. In May 2023, OEPA submitted an attainment demonstration to the United States Environmental Protection Agency (“EPA”), demonstrating that the DFFOs ensured compliance with the SO2 NAAQS.  In September 2023, EPA issued a final rule approving OEPA’s attainment demonstration.  Under this final rule and the DFFOs, the Company must perform additional flow testing at the Beverly facility to verify certain inputs to the NAAQS modeling used to demonstrate attainment with the SO2 NAAQS.  The Company is working with OEPA and USEPA to perform the additional testing, which is expected to occur in mid-2024.

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

Under certain environmental laws, we could be required to remediate or be held responsible for the costs relating to contamination of our or our antecessors’ past or present facilities and at third party waste disposal sites. We could also be held liable under these environmental laws for sending or arranging for hazardous substances to be sent to third party disposal or treatment facilities if such facilities are found to be contaminated. Under these laws we could be held liable even if we did not know of, or did not cause, such contamination, or even if we never owned or operated the contaminated disposal or treatment facility.

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

Under current European Union legislation, all industrial sites are subject to cap-and-trade programs, by which every facility with carbon emissions is required to purchase in the market emission rights for volumes of emission that exceed a certain allocated level. Until 2021, the allocated level of emissions had been practically sufficient for our business, limiting the impact on our business of emissions rights purchases. Recent changes to regulations have and could continue to reduce the allocation of free allowances requiring us to make significant purchases of emissions rights in the market. Also, certain Canadian provinces have implemented cap-and-trade programs. As a result, our facilities in Canada may be required to purchase emission credits in the future. The requirement to purchase emissions rights in the market could result in material costs to the Company, in addition to increased compliance costs, additional operating restrictions for our business, and an increase in the cost of the products we produce, which could have a material adverse effect on our financial position, results of operations, and liquidity.

In the United States, the current administration has placed a greater emphasis on regulating greenhouse gas emissions, although no proposed regulations have been enacted to date. However, carbon taxes, clean energy standards, carbon offsets, and/or the requirement to participate in a cap-and-trade program are periodically explored by the U.S. government. Although it is impossible to predict what form such action will take, any action may result in material increased compliance costs additional operating restrictions for our business, and an increase in the cost of the products we produce, which could have a material adverse effect on our financial position, results of operations and liquidity.

Natural disasters and climate change could affect our suppliers or customers, negatively impacting our operations.

Natural disasters and climate change could significantly damage our mining and production facilities and infrastructure both directly and indirectly. Such natural disasters and climate change effects may cause a contraction in sales to countries adversely affected due to, among other factors, droughts, floods, heat waves and wildfires which may cause damages in industrial facilities and infrastructure. Such weather events could adversely affect our operations directly and may cause indirect disruptions in our supply chain and logistic routes. The Company continuously monitors climate and natural events which could impact our facilities and supply chain to maintain and implement appropriate mitigation measures.

As a measure of control and monitoring of the risks associated with climate change, both physical and transitional, an annual assessment is conducted. This assessment includes, at the facility level, all physical risks that may impact our operations. Different scenarios and climatic variables are considered, as well as the time periods in which these risks are expected to materialize and the existing control and mitigation measures that allow for attenuating and controlling such risks.

Although climate change has not historically had a material impact, its future impacts on our business remains uncertain. We are likely to experience changes in rainfall patterns, increased temperatures, water shortages (and potential issues with water availability), rising sea and river levels, lower water levels in rivers due to natural or operational conditions, increased storm frequency and intensity as a result of climate change, which may adversely affect our operations. The Company maintains insurance covering damages caused by natural disasters; however, extensive damage to our facilities and staff casualties due to natural disasters may not be covered by our insurer and/or could materially adversely affect our ability to conduct our operations and, as a result, reduce our future operating results.

In addition, the potential physical impact of climate change on our operations is highly uncertain and would be particular to the geographic circumstances of our facilities and operations. It may include changes in rainfall patterns, water shortages, rising sea and river levels, changing storm patterns and intensities and changing temperatures. These effects may materially adversely impact the cost, production and financial performance of our operations.

Climate change, sustainability regulations and Company initiatives, including our environmental commitments associated with our decarbonization plan, could place additional burden on us and our operations.

We may face increased climate related regulation and as well as expectations from our stakeholders to take actions beyond regulatory requirements to minimize our impact on the environment and mitigate climate change related effects. The mining and metals sector contributes directly to greenhouse gas emissions and continues to be subject to increasing regulations. In order to address such regulations, we may be required to adapt our production processes or purchase additional equipment or carbon offsets, leading to increased costs. In 2023, the Company articulated certain decarbonization actions, which are focused on reducing our Scope 1 and 2 emissions by 2030, and will be published in our 2023 Global ESG Report later in 2024.

To meet these additional requirements, we will need to continue to deploy additional equipment, introduce process changes, utilize alternative suppliers and materials, and take other similar actions, some or all of which may require us to incur additional costs which could result in a material adverse effect on our results of operations and our financial position. In addition, if we fail to meet these expectations, we may experience reputational risk which could impact our ability to attract and retain employees, investors and customers.

Further, our operating sites, as well as those of our partners along the supply chain, may be exposed to changing and/or increasing physical risks resulting from climate change that are either chronic (induced by longer-term shifts in climate patterns, such as sea level rise, or changing temperature, wind or precipitation patterns) or acute (event-drive such as cyclones, hurricanes or heat waves). In the context of efforts to transition to a lower-carbon economy, we will likely be exposed to further policy, legal, technology, and market transition risks. If we do not respond to these risks effectively or if our efforts are lower than our peers, we may suffer reputational risks which may lead to financial repercussions such as a decrease in share price.

We make a significant portion of our sales to a limited number of customers, and the loss of a portion of the sales to these customers could have a material adverse effect on our revenues and profits.

For the year ended December 31, 2023, our ten largest customers accounted for 51.0% of Ferroglobe’s consolidated sales. We expect that we will continue to derive a significant portion of our business from sales to these customers.

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

These orders may be subject to revision, revocation or rescission at any time, including through periodic governmental reviews and proceedings. Current antidumping and countervailing duty orders thus (i) may not remain in effect and continue to be enforced from year to year, (ii) may change the covered products and countries under current orders, and (iii) may reassess duties.

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

China’s aluminum, polysilicon and steel producing capacity exceeds local demand and has made China a significant net exporter of aluminum and steel. The Chinese silicone manufacturing industry is also growing rapidly. Chinese aluminum, polysilicon, steel and silicone producers — who are unlikely to purchase silicon metal, manganese and silicon based alloys and other specialty metals from our subsidiaries outside of China due to the ample availability of domestic Chinese production — may gain global market share at the expense of our customers. An increase in Chinese aluminum, steel, polysilicon and silicone industry market share could adversely affect the production volumes, revenue and profits of our customers, resulting in reduced purchases of our products.

Moreover, our customers might seek to relocate or refocus their operations to China or other countries with lower labor costs and higher growth rates. Any that do so might thereafter choose to purchase from other suppliers of silicon metal, silicon- and manganese-based alloys and other specialty metals which in turn could have a material adverse effect on our business, results of operations and financial condition.

We are subject to the risk of union disputes and work stoppages at our facilities, which could have a material adverse effect on our business.

A majority of our employees are members of labor unions. We experience protracted negotiations with labor unions, strikes, work stoppages or other industrial actions from time to time. Strikes called by employees or unions have in the past, and could in the future, materially disrupt our operations, including productions schedules and delivery times. We have experienced strikes by our employees at several of our facilities from time to time and a certain number of these strikes have been protracted and have resulted in significant production disruptions. Any such work stoppage could have a material adverse effect on our business, results of operations and financial condition.

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

The long-term success of our operations depends to a significant degree on the continued employment of our core senior management team. In particular, we are dependent on the skills, knowledge and experience of Javier López Madrid, our Executive Chairman, Marco Levi, our Chief Executive Officer, and Beatriz García-Cos, our Chief Financial Officer. If these employees are unable to continue in their respective roles, or if we are unable to attract and retain other skilled employees, our business, results of operations and financial condition could be adversely affected. We currently have employment agreements with Mr. López Madrid, Dr. Levi and Ms. García-Cos. These agreements contain certain non-compete provisions, which may not be fully enforceable by us. Additionally, we are substantially dependent upon key personnel among our legal, financial and information technology staff, who enable us to meet our regulatory, contractual and financial reporting obligations, including reporting requirements under our credit facilities.

Shortages of skilled labor could adversely affect our operations.

We depend on skilled labor for the operation of our submerged arc furnaces and other facilities. Some of our facilities are located in areas where demand for skilled personnel often exceeds supply. Shortages of skilled furnace technicians and other skilled workers, including as a result of deaths, work stoppages or other events, could restrict our ability to maintain or increase production rates, lead to production inefficiencies and increase our labor costs.

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

We are continuously looking for opportunities to improve our operations through changes in processes, technology, information systems, and management of best practices. These initiatives are complex and require skilled management and the support of our workforce to implement them.

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

From time to time, we have pursued acquisitions in support of our strategic goals. In connection with any such acquisition, we could face significant challenges in managing and integrating our expanded or combined operations, including acquired assets, operations and personnel. For example, we have faced challenges in integrating Globe and Ferroatlantica following the merger in 2015, and with the acquisitions of the Mo i Rana and Dunkirk plants. There can be no assurance that acquisition opportunities will be available on acceptable terms or at all or that we will be able to obtain necessary financing or regulatory approvals to complete potential acquisitions. Our ability to succeed in implementing our strategy will depend to some degree upon the ability of our management to identify, complete and successfully integrate commercially viable acquisitions. Acquisitions may further disrupt our ongoing business and distract management from other responsibilities.

We engage in related party transactions with affiliates of Grupo VM, our principal shareholder.

Conflicts of interest may arise between our principal shareholder and your interests as a shareholder. Our principal shareholder has, and will continue to have, directly or indirectly, the power, among other things, to affect our day-to-day operations, including the pursuit of related party transactions. We have entered, and may in the future enter, into agreements with companies who are affiliates of Grupo VM, our principal shareholder. Such agreements have been approved by, or would be subject to the approval of, the Board or the Audit Committee, as its delegate. The terms of such agreements may present material risks to our business and results of operations. For example, we have entered into multiple agreements with affiliates of Grupo VM with respect to, among other things, the provision of information technology and data processing services and energy-related services. See “Item 7.B.—Major Shareholders and Related Party Transactions—Related Party Transactions.”

We are exposed to significant risks in relation to compliance with anti-bribery and corruption laws, anti-money laundering laws and regulations, and economic sanctions programs.

Operating globally requires us to comply with the laws and regulations of various jurisdictions. In particular, our international operations are subject to anti-corruption laws, most notably the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”) and the UK Bribery Act of 2010 (the “Bribery Act”), international trade sanctions programs, most notably those administered by the U.N., U.S. and European Union, anti-money laundering laws and regulations, and laws against human trafficking and slavery, most notably the UK Modern Slavery Act 2015 (“Modern Slavery Act”).

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

As a result of doing business internationally, we are exposed to a risk of violating applicable anti-bribery and corruption (“ABC”) laws, international trade sanctions, and anti-money laundering (“AML”) laws and regulations. Some of our operations are in developing countries that lack well-functioning legal systems and have high levels of corruption. Our worldwide operations and any expansion, including in developing countries, our development of joint venture relationships worldwide, and the engagement of local agents in the countries in which we operate tend to increase the risk of violations of such laws and regulations. Violations of ABC laws, AML laws and regulations, and trade sanctions are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts (and termination of existing contracts) and revocations or restrictions of licenses, as well as criminal penalties including possible imprisonment. Moreover, any major violations could have a significant impact on our reputation and consequently on our ability to win future business.

For its part, the Modern Slavery Act requires any commercial organization that carries on a business or part of a business in the United Kingdom (“U.K”) which (i) supplies goods or services and (ii) has an annual global turnover of £36 million to prepare a slavery and human trafficking statement for each financial year ending on or after March 31, 2016. In this statement, the commercial organization must set out the steps it has taken to ensure there is no modern slavery in its own business and its supply chain, or provide an appropriate negative statement. The UK Secretary of State may enforce this duty by means of civil proceedings. The nature of our operations and the regions in which we operate may make it difficult or impossible for us to detect all incidents of modern slavery in certain of our supply chains. Any failure in this regard would not violate the Modern Slavery Act per se, but could have a significant impact on our reputation and consequently on our ability to win future business.

We seek to build and continuously improve our systems of internal controls and to remedy any weaknesses identified. As part of our efforts to comply with all applicable law and regulation, we have introduced a global ethics and compliance program based around our Code of Conduct. However, we cannot be certain that our policies and procedures will be followed at all times or that we will prevent or timely detect violations of applicable laws, regulations or policies by our personnel, partners or suppliers. Any actual or alleged failure to comply with applicable laws or regulations could lead to material liabilities not covered by insurance or other significant losses, which in turn could have a material adverse effect on our business, results of operations, and financial condition.

Although we are not currently operating at full capacity, we have previously operated at near the maximum capacity of our operating facilities. Because the cost of increasing capacity may be prohibitively expensive, we may have difficulty increasing our production and profits.

Our facilities can manufacture, collectively, approximately 329,000 tons of silicon metal, 302,000 tons of silicon-based alloys and 562,000 tons of manganese-based alloys on an annual basis. Our ability to increase production and revenues will depend on expanding existing facilities, acquiring facilities or building new ones.

We may not have sufficient funds or time to expand existing facilities, acquire new facilities, or open new ones and may be required to incur significant debt to do so, which could have a material adverse effect on our business and financial condition.

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

We maintain various forms of insurance covering a number of specified and consequential risks and losses arising from insured events under the policies, including securities claims, certain business interruptions and claims for damage and loss caused by certain natural disasters, such as earthquakes, floods and windstorms. Our existing property and liability insurance coverage contains various exclusions and limitations on coverage. In some previous insurance policy renewals, we have acceded to larger premiums, self-insured retentions and deductibles. For example, as a result of an explosion at our facility in Chateau Feuillet, France in 2016, the applicable property insurance premium increased. We may also be subject to additional exclusions and limitations on coverage in future insurance policy renewals. There can be no assurance that the insurance policies we have in place are or will be sufficient to cover all potential losses we may incur. In addition, due to changes in our circumstances and in the global insurance market, insurance coverage may not continue to be available to us on terms we consider commercially reasonable or be sufficient to cover multiple large claims.

We have operations and assets in the United States, Spain, France, Canada, China, South Africa, Norway, Venezuela, Argentina and may expand our operations and assets into other countries in the future. Our international operations and assets may be subject to various economic, social and governmental risks.

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

Among other policies in recent years, the Venezuelan government has continuously devalued the Bolívar. The resulting inflation has devastated the country, which is experiencing all manner of shortages of basic materials and other goods and difficulties in importing raw materials. In 2016, we idled our Venezuelan operations and sought to determine the recoverable value of the long lived assets there. We concluded that the costs to dispose of the facility exceeded the fair value of the assets, primarily due to political and financial instability in Venezuela. Accordingly, we wrote down the full value of our Venezuelan facilities. However, our inability to generate cash in that market may cause us to default on some of our obligations there in the future, which may result in administrative intervention or other consequences. In addition, in the recent past the Venezuelan government has threatened to nationalize certain businesses and industries, which could result in a loss of our Venezuelan facilities for no consideration. If the social, political and economic conditions in Venezuela continue as they are, or worsen, our business, results of operations and financial condition could be adversely affected. Venezuela net assets value were immaterial as of December 31, 2023 and 2022, respectively. Sales were immaterial for the years ended December 31, 2023, 2022 and 2021, respectively.

We are exposed to foreign currency exchange risk and our business and results of operations may be negatively affected by the fluctuation of different currencies.

We transact business in numerous countries around the world and a significant portion of our business entails cross border purchasing and sales. Our sales made in a particular currency do not exactly match the amount of our purchases in such currency. We prepare our consolidated financial statements in USD, while the financial statements of each of our subsidiaries are prepared in the respective entity’s functional currency. Accordingly, our revenues and earnings are continuously affected by fluctuations in foreign currency exchange rates. For example, in instances when our sales made in USD exceed the amount of our purchases made in USD, the appreciation of certain currencies (like the Euro or the South African Rand) against the USD would tend to have an adverse effect on our costs. Such adverse movements in relevant exchange rates could have a material adverse effect on our business, results of operations and financial condition.

We depend on a limited number of suppliers for certain key raw materials. The loss of one of these suppliers or the failure of one of any of them to meet contractual obligations to us could have a material adverse effect on our business.

Colombia and the United States are among the preferred sources for the coal consumed in the production of silicon metal and silicon-based alloys, and the vast majority of producers source coal from these two countries. In the year ended December 31, 2023, approximately 59% of our coal was purchased from third parties. Of our third-party purchases, approximately 84% came from Colombia.

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

Russia and Ukraine are meaningful producers of silicon metal, silicon alloys and manganese based alloys, and are also significant suppliers of raw materials for our business and industry. The inability of Russian and Ukrainian producers to meet their customer obligations could potentially create tightness in the market. Likewise, we rely on a number of inputs from Russia and the Commonwealth of Independent States region, including metallurgical coke, anthracite and carbon and graphite electrodes. Our inability to procure these materials can adversely impact our operations.

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

Management continually tracks developments in the conflict in Ukraine and is committed to actively managing our response to potential distributions to the business, but can provide no assurance that the conflict in Ukraine or other ongoing headwinds will not have a material adverse effect on our business, operations and financial results.

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

Our industry is affected by changing economic conditions, including changes in national, regional and local unemployment levels, changes in national, regional and local economic development plans and budgets, shifts in business investment and consumer spending patterns, credit availability, and business and consumer confidence. Disruptions in national economies and volatility in the financial markets may and often will reduce consumer confidence, negatively affecting business investment and consumer spending. The outlook for the global economy in the near term is negative due to several factors, including geopolitical risks, inflation and concerns about global growth and stability.

We are not able to predict the timing or duration of periods of economic growth in the countries where we operate or sell products, nor are we able to predict the timing or duration of any economic downturn or recession that may occur in the future.

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

Changes in laws, rules or regulations relating to data privacy and security, or any actual or perceived failure by us to comply with such laws, rules, regulations and standards, or contractual or other obligations relating to data privacy and security, could result in claims, changes to our business practices, penalties, increased cost of operations and could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.

We are, and may increasingly become, subject to various laws, rules, regulations, treaties, decisions and standards, as well as contractual obligations, relating to data privacy and security in the jurisdictions in which we operate. The regulatory environment related to data privacy and security is increasingly rigorous, with new and constantly changing requirements applicable to our business, and enforcement practices are likely to remain uncertain for the foreseeable future. These laws, rules, regulations, treaties, decisions and standards may be interpreted and applied differently over time and from jurisdiction to jurisdiction and in a manner that is inconsistent with our data practices and that could have a material adverse effect on our results of operations, financial condition and cash flows. New laws, amendments to or reinterpretations of existing laws, rules, regulations, treaties, decisions, standards and other obligations may require us to incur additional costs and restrict our business operations, and may require us to change how we use, collect, store, transfer or otherwise process certain types of personal information and to implement new processes to comply with those laws.

Internationally, laws, regulations and standards in many jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, the EU General Data Protection Regulation (GDPR), which became effective in May 2018, greatly increased the European Commission’s jurisdictional reach of its laws and adds a broad array of requirements for handling personal data. EU Member States are tasked under the GDPR to enact, and to have enacted, certain implementing legislation that adds to and/or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU Member States and Switzerland (via its Federal Data Protection Act) governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates (and the obligations of sponsors of clinical trials acting as data controllers), the transfer of personal data out of the European Economic Area (EEA), the notification of security breaches and the security and confidentiality of personal data. The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or EUR 20 million, whichever is greater. The GDPR also applies to our key business partners, CROs and service providers, whether or not they are located in Europe, with which we share personal data subject to the GDPR. Additionally, we also are subject to the UK General Data Protection Regulation (UK GDPR) (i.e., a version of the GDPR as implemented into UK law), exposing us to two parallel regimes with potentially divergent interpretations and enforcement actions for certain violations. While the European Commission issued an adequacy decision intended to last for at least four years in respect of the UK’s data protection framework, enabling data transfers from EU Member States to the UK to continue without requiring organizations to put in place contractual or other measures in order to lawfully transfer personal data between the territories, the relationship between the UK and the EU in relation to certain aspects of data privacy and security law remains unclear. Although we do not have material operations in the UK, we cannot rule out potential disruptions in relation to the clinical regulatory framework applicable to our clinical studies in the UK, and to data privacy and security rules with respect to personal data sharing with vendors and clinical investigators in the UK, and we cannot predict future implications.

All of these evolving compliance and operational requirements impose significant costs, which are likely to increase over time.

Possible new tariffs and duties that might be imposed by certain governments, including the United States, the European Union and others, could have a material adverse effect on our results of operations.

In March 2018, the United States imposed import tariffs of 25 percent on steel and 10 percent on aluminum. Exemptions from these tariffs were allowed for steel from Argentina, Australia, Brazil, Canada, Mexico, and South Korea, and aluminum from Argentina, Australia, Canada, and Mexico. These tariffs were expanded to apply to steel and aluminum derivatives from most countries. China, the EU, and other countries imposed retaliatory duties on products from the United States.

In January 2022, the tariffs on steel and aluminum from the EU were replaced by “tariff-rate quotas”, which allow a certain volume of imports to enter without the additional tariffs, but impose a 25% tariff on steel imports and a 10% tariff on aluminum imports exceeding the quota amount. Similar arrangements to replace the steel and aluminum tariffs with tariff-rate quotas were implemented for Japan and the UK in April and June 2022, respectively.

Beginning in July 2018, the United States also imposed 25 percent tariffs on a wide array of Chinese products, including products produced and consumed by Ferroglobe, and 7.5 percent on a smaller range of products. In January 2020, the United States and China entered an initial “Phase 1” agreement to resolve the trade dispute between the two countries. The agreement resulted in the suspension of Chinese retaliatory duties on certain U.S. products and the commitment by China to purchase products from the United States. It is unclear whether and, if so, when the two countries will reach a Phase 2 agreement that would resolve the dispute more broadly.  Currently a Phase 2 agreement appears unlikely in the foreseeable future.

There are indications that China has not fully complied with its Phase 1 commitments. If China were found to be in noncompliance, the United States could reimpose tariffs on Chinese products that are currently suspended or increase the existing tariffs.

Any broader “trade war” resulting from the imposition of tariffs could have a significant adverse effect on world trade and the world economy. To date, tariffs have not affected our business to a material degree.

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

We make significant investments in the development of new technologies and new products. The success of such technologies or products is inherently uncertain and the investments made may fail to render the desired increase in profitability.

In order to improve our processes and increase margins, we have consistently invested significant amounts in the development of new technologies and in the development of new value added products. However, these developments are inherently uncertain, since they may fail to render the desired results when implemented at an industrial scale.

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

Our ability to comply with applicable debt covenants may be affected by events beyond our control, potentially leading to future breaches. The breach of any of the covenants contained in our credit facilities, unless waived, could constitute an event of default, in turn permitting the lenders to terminate their commitments to extend credit under, and accelerate the maturity of, the credit facilities in question. In addition, certain of our financing facilities contain cross default provisions pursuant to which a default under one financing agreement could permit lenders under other financing agreements to accelerate such debt. If in such circumstances we were unable to repay our creditors, or obtain waivers from them on acceptable terms or at all, our creditors could foreclose upon the collateral securing the credit facilities and exercise other rights. Such events, should they occur, could have a material adverse effect on our business, results of operations and financial condition.

Moreover, the restrictions contained in our financing agreements affect our ability to operate our business and may limit our ability to react to market conditions or take advantage of potential business opportunities as they arise. For example, collateral requirements and other restrictions could adversely affect our ability to finance our operations, make strategic acquisitions, investments or alliances, restructure our organization or finance our capital needs. Additionally, our ability to comply with these covenants and restrictions may be affected by events beyond our control. These include prevailing economic, financial and industry conditions.

Our leverage may make it difficult for us to service our debt and operate our business.

Although the Company completed a partial redemption of its Senior Secured Notes totaling $150.0 million in 2023, as of December 31, 2023, the Company has a net debt balance and material debt service requirements. Our leverage has and in the future could have important consequences, including:

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

Our ability to service our indebtedness will depend on our future performance, including continued positive results and liquidity, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, including the military conflict in Ukraine and the Middle East. Many of these factors are beyond our control. We may not be able to generate enough cash flow from operations or obtain enough capital to service our indebtedness or fund our planned capital expenditures. If we cannot service our indebtedness and meet our other obligations and commitments, we might be required to refinance our indebtedness, obtain additional financing, delay planned capital expenditures or to dispose of assets to obtain funds for such purpose. We cannot assure you that any refinancing or asset dispositions could be effected on a timely basis or on satisfactory terms, if at all, or would be permitted by the terms of our outstanding debt instruments.

In February 2024, the Company completed the full redemption of the 9.375% Senior Secured Notes due 2025 at 102.34375% of the principal amount plus accrued interest.

We have experienced past losses and cannot assure you that we will be profitable in the future.

Our business has historically been subject to fluctuations in the prices of our products and the market demand for them, caused by general and regional economic cycles, raw material and energy price fluctuations, competition and other factors. The Company reported positive net results for the years ended December 31, 2023 and 2022, respectively, following multiple consecutive years of losses. Because of the numerous uncertainties and risks inherent in our industry, we are unable to ensure that such profitability will continue into the future.

To service our indebtedness, we require a significant amount of cash, and our ability to generate cash will depend on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness as well as fund capital expenditures depends in part on our ability to continue to generate cash in the future. This depends on the success of our business strategy and on general economic, financial, competitive, legislative, regulatory and other factors, many of which are beyond our control.

There can be no assurance that we will:

●	generate sufficient cash flow from operations;
●	realize operating improvements on schedule; or
●	have future borrowings available to us in an amount sufficient to enable us to service and repay our indebtedness or to fund our other liquidity needs.

Furthermore, applicable law and future contractual arrangements may impose restrictions on certain of our subsidiaries’ ability to make payments to Ferroglobe and other entities within the Group, which could impact our ability to service and pay our obligations as they mature or to fund our liquidity needs.

There can be no assurance that we will have the available liquidity or the ability to raise financing in order to repay our debt instruments at or ahead of their maturity.

If we are unable to further satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or further restructuring our indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. There can be no assurance that any refinancing or debt restructuring would be possible, or if possible, that it would be on similar terms to those of our debt instruments existing at that time, that any assets could be sold or that, if sold, the timing of the sales and the amount of proceeds realized from those sales would be favorable to us or that additional financing could be obtained on acceptable terms. As the Reinstated Notes will be secured by a significant portion of our assets that can be granted as collateral, our ability to refinance our existing debt or raise new debt may be limited to unsecured or lesser-secured debt. Disruptions in the capital and credit markets, as have been seen in recent years, could adversely affect our ability to meet our liquidity needs or to refinance our indebtedness.

In February 2024, the Company completed the full redemption of the 9.375% Senior Secured Notes due 2025 at 102.34375% of the principal amount plus accrued interest.

Risks Related to Our Ordinary Shares

Grupo VM, our principal shareholder, has significant voting power with respect to corporate matters considered by our shareholders.

Our principal shareholder, Grupo VM, has, and will continue to have, directly or indirectly, the power, among other things, to affect our legal and capital structure and our day-to-day operations, as well as the ability to elect and change our management and to approve other changes to our operations. Grupo VM owns shares representing 40.1% of the aggregate voting power of our capital stock. So long as Grupo VM’s retains its voting power, as well as its representation on the Board, Grupo VM will have significant influence over the outcome of any corporate transaction or other matters submitted to our shareholders for approval. Grupo VM is likely to be able to block any such matter, including ordinary resolutions, which, under English law, require approval by a majority of outstanding shares cast in the vote. Grupo VM will also be able to block special resolutions, which, under English law, require approval by the holders of at least 75% of the outstanding shares entitled to vote and voting on the resolution, such as an amendment of the Articles or the exclusion of preemptive rights.

Grupo VM has pledged most of its shares in our company to secure a loan from Tyrus Capital (“Tyrus”).

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

The market price of our ordinary shares may be volatile and may fluctuate due to factors beyond our control.

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

Broad market and industry factors may materially affect the market price of companies’ stock, including ours, regardless of actual operating performance. Similarly, the market price of our ordinary shares may fluctuate significantly based upon factors unrelated or disproportionate to our operating performance.

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

The Company may be restricted or unable to pay cash dividends in the future.

When and if the Company is not subject to financial covenants that restrict the payment of dividends or the repurchase of shares, the Company may pay dividends from time to time. The payment of future dividends, if any, is subject to then-applicable financial covenants that could in the future restrict the payment of dividends or the repurchase of our shares. The payment of dividends, if any, depends at all times on, among other matters, our results of operations and financial condition and on such other factors as our Board of Directors may, in their discretion, consider relevant.

If securities or industry analysts do not publish or cease publishing research reports about us, if they adversely change their recommendations regarding our ordinary shares, or if our operating results do not meet their expectations, the price of our ordinary shares could decline.

The trading market for our ordinary shares may be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If there is limited or no securities or industry analyst coverage of us, the market price and trading volume of our ordinary shares would likely be negatively impacted. Moreover, if any of the analysts who may cover us downgrade our ordinary shares or provide relatively more favorable recommendations concerning our competitors, or, if our operating results or prospects do not meet their expectations, the market price of our ordinary shares could decline. If any of the analysts who may cover us were to cease coverage or fail regularly to publish reports about our Company, we could lose visibility in the financial markets, which, in turn, could cause our share price or trading volume to decline.

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

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2024 (or the end of our second fiscal quarter in any subsequent fiscal year), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2025 (or the first day of the fiscal year immediately succeeding the end of such second quarter). In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the U.S. or (b) (i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50 percent of our assets cannot be located in the U.S. and (iii) our business must be administered principally outside the U.S.. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting. Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud, among other objectives. Any failure to implement any required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2020, we identified material weaknesses in our internal control over financial reporting, which were not fully remediated as of December 31, 2023. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or any testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting, which are deemed to be material weaknesses or that may require prospective or retroactive changes to our consolidated financial statements or identify other areas for further attention or improvement.

Moreover, if we are not able to comply with the requirements of Section 404 applicable to us in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our ordinary shares could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources. Furthermore, investor perceptions of our company may suffer if deficiencies are found, and this could cause a decline in the market price of our ordinary shares. Irrespective of compliance with Section 404, any failure of our internal control over financial reporting could have a material adverse effect on our stated operating results and harm our reputation. If we are unable to implement these requirements effectively or efficiently, it could harm our operations, financial reporting, or financial results and could result in an adverse opinion on our internal control over financial reporting from our independent registered public accounting firm.

We are taking measures and plan to continue to take measures to remediate this material weakness. However, the implementation of these measures may not fully address this material weakness in our internal control over financial reporting, and therefore we would not be able to conclude that it has been fully remedied. Our failure to correct this material weakness or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our shares, may be materially and adversely affected.

As an English public limited company, we may be required to obtain shareholder approval for certain capital structure decisions. Such approvals may limit our flexibility to manage our capital structure.

English law provides that a board of directors may only allot shares (or rights or convertible into shares) with the prior authorization of shareholders, such authorization being up to the aggregate nominal amount of shares and for a maximum period of five years, each as specified in the Articles of Association or relevant shareholder resolution. The Articles authorize the allotment of additional shares for a period of five years from October 26, 2017 (being the date of the adoption of the Articles), which authorization will need to be renewed upon expiration (i.e., at least every five years) but may be sought more frequently for additional five-year terms (or any shorter period). This authorization was renewed by the 2022 Annual General Meeting (AGM) for an additional five years.

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

English law also generally prohibits a public company from repurchasing its own shares without the prior approval of shareholders by ordinary resolution, such being a resolution passed by a simple majority of votes cast, and other formalities. As an English company listed on Nasdaq, we may not purchase our shares except where our shareholders have approved our doing so by ordinary resolution (and with a maximum duration of such approval of five years) and with the prior consent of our shareholders by ordinary resolution to the proposed contract for the purchase of our shares.

English law requires that we meet certain financial requirements before we declare dividends or repurchases.

Under English law, we may only declare dividends, make distributions or repurchase shares out of distributable reserves of the Company or distributable profits. “Distributable profits” are a company’s accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made, as reported to the Companies House. In addition, as a public company, we may only make a distribution if the amount of our net assets is not less than the aggregate amount of our called-up share capital and undistributable reserves and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate amount. The directors may also decide to pay interim dividends if it appears to them that the profits available for distribution justify the payment. When declaring the payment of a dividend, the directors will be required under English law to comply with their duties, including considering our future financial requirements.

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

We and our subsidiaries are subject to tax laws and regulations in the United Kingdom, the United States, France, Spain, South Africa and the other jurisdictions in which we operate. These laws and regulations are inherently complex, and we and our subsidiaries are (and have been) obligated to make judgments and interpretations about the application of these laws and regulations to us and our subsidiaries and their operations and businesses. The interpretation and application of these laws and regulations could be challenged by the relevant governmental authority, which could result in administrative or judicial procedures, actions or sanctions, which could materially affect our effective tax rate.

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

Further developments are to be seen in areas such as the “making tax digital - initiatives” allowing authorities to monitor multinationals’ tax position on a more real time basis and the contemplated introduction of new taxes, such as revenue-based digital services taxes aimed at technology companies, but which may impact traditional businesses as well in the sense of allocating a portion of the profitability of the given company to jurisdictions where it has significant sales even though it is not physically present. The latest developments by the OECD in this field are the so-called Pillar One and Pillar Two rules. Under Pillar One, the OECD intends to set up the foundations for allocating to the market jurisdiction (i) non-routine profit; (ii) a fixed remuneration based on the Arm´s length Principle for baseline distribution and marketing functions; and (iii) an additional profit where in-country functions exceed the base-line activity already compensated. In principle, our business is not in scope of this measure as it refers to raw materials and commodities and this kind of business is excluded under the current drafting of the paper. Additionally, the measure would apply to multinational entities with revenues exceeding EUR20 billion and a profitability greater than 10%, which would exclude our company from its application. Then, Pillar Two rules, also called the GloBE (Global Anti-Base Erosion proposal) rules consist of setting a minimum rate of taxation, giving the countries the right to apply a “top up” tax where jurisdictional profit is taxed at a rate below the minimum 15% rate. This top up tax is to be collected through several avenues: (i) domestic minimum taxes in local jurisdictions; (ii) the income inclusion rule, charging top up tax in the ultimate parent jurisdiction (or in some cases, in the jurisdiction of an intermediary holding company); (iii) an undertaxed profit rule charging tup up tax on profits which are not within the scope of any territory’s income inclusion or domestic minimum tax rules; (iv) switch over rule in the double tax treaties to allow the jurisdiction of residence to switch from exemption to credit method when the profit of a permanent establishment is taxed below the minimum rate; and (v) a subject to tax rule to allow withholding tax or other taxation or adjust eligibility to treaty benefits on payments not subject to the minimum rate. On December 22, 2022, the EU approved the Minimum Tax Directive (Pillar Two). The Directive requires Member States to transpose the rules into domestic law by 31 December 2023. The main rule of the Directive (so called Income Inclusion Rule or IIR) became effective on 31 December 2023 with the backstop rule (so called Undertaxed Profits Rule or UTPR) becoming effective on or after 31 December 2024. The Directive provides the option for Member States to implement a qualified domestic top-up tax (QDMTT) that operates to increase the domestic tax liability of in-scope MNE groups within a jurisdiction to the minimum effective tax rate of 15% of profits. Spain and France have enacted legislation implementing this Directive. On 20 June 2023, Finance (No.2) Act 2023 was substantively enacted in the UK, introducing a global minimum effective tax rate of 15% in application of the GloBE rules from the OECD. The legislation implements a domestic top-up tax and a multinational top-up tax, effective for accounting periods starting on or after 31 December 2023. There are transitional safe harbours which can apply in certain circumstances which can remove the requirement to do the full detailed calculations for the first 3 years after the effective date.

Based on the UK transitional safe harbour analysis we have performed using our 2022 financial statements and the Country-by-Country Reporting data, according to UK legislation, the Group anticipates that it is not probable that Pillar Two will have a material impact on the group going forward. We are aware that there are several jurisdictions that have substantively enacted a qualifying domestic minimum top up tax that may also include safe harbour rules that may apply differently to the UK legislation. These have not been assessed but will be assessed and monitored by the company on a go forward basis.

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

Legislation commonly known as the Tax Cuts and Jobs Act (the “TCJA”) was enacted on December 22, 2017 in the United States. The TCJA made significant changes to the U.S. federal tax code, including a reduction in the U.S. federal corporate statutory tax rate from 35% to 21% as well as the introduction of a base erosion minimum tax (BEAT). The TCJA also made changes to the U.S. federal taxation of foreign earnings and to the timing of recognition of certain revenue and expenses and the deductibility of certain business expenses. We examined the impact the TCJA may have on our business in detail since enactment. Although further guidance continues to be released by the IRS, so far we have concluded that tax reform should not have a material adverse impact on the taxation of our U.S. business, as of December 31, 2023. This Annual Report does not discuss in detail the TCJA or the manner in which it might affect us or our stockholders. We urge you to consult with your own legal and tax advisors with respect to the Tax Reform Act and the potential tax consequences of investing in our shares.

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

ITEM 4.       INFORMATION ON THE COMPANY

A.    History and Development of the Company

Ferroglobe PLC

Ferroglobe PLC, initially named VeloNewco Limited, was incorporated under the U.K. Companies Act 2006 as a private limited liability company in the United Kingdom on February 5, 2015. The Company was a wholly-owned subsidiary of

Grupo VM. On October 16, 2015, VeloNewco Limited re-registered as a public limited company. As a result of the Business Combination, which was completed on December 23, 2015, FerroAtlántica and Globe merged through corporate transactions to create Ferroglobe PLC, one of the largest producers worldwide of silicon metal and silicon and manganese-based alloys. To effect the Business Combination, Ferroglobe acquired from Grupo VM all of the issued and outstanding ordinary shares, par value €1,000 per share, of Grupo FerroAtlántica, SAU in exchange for 98,078,161 newly issued Class A Ordinary Shares, nominal value $7.50 per share, of Ferroglobe, after which FerroAtlántica became a wholly-owned subsidiary of Ferroglobe. Immediately thereafter, Gordon Merger Sub, Inc., a wholly-owned subsidiary of Ferroglobe, merged with and into Globe Specialty Metals, Inc., and each outstanding share of common stock, par value $0.0001 per share, was converted into the right to receive one newly-issued ordinary share, nominal value $7.50 per share, of Ferroglobe. After these steps, Ferroglobe issued, in total, 171,838,153 shares, out of which 98,078,161 shares were issued to Grupo VM and 73,759,992 were issued to the former Globe shareholders. Our ordinary shares are currently traded on the Nasdaq under the symbol “GSM.”

On June 22, 2016, we completed a reduction of our share capital, as a result of which the nominal value of each share was reduced from $7.50 to $0.01, with the amount of the capital reduction being credited to distributable reserves.

On August 21, 2018, we announced a share repurchase program, which provided authorization to purchase up to $20,000 thousand of our ordinary shares in the period ending December 31, 2018. On November 7, 2018, we completed the repurchase program, resulting in the acquisition of a total of 2,894,049 ordinary shares for total consideration of $20,100 thousand, including applicable stamp duty. The average price paid per share was $6.89. The share repurchase program resulted in 1,152,958 ordinary shares purchased and cancelled and 1,741,091 ordinary shares purchased into treasury, all of which remained held in treasury at December 31, 2018. See “Item 16.E.— Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

On July 29, 2021, upon the closing of the Refinancing, the company issued 8,918,618 new ordinary shares to Rubric Capital Management LP on behalf of certain managed or sub-managed funds and accounts and Grupo Villar Mir, S.A.U for a total issued share capital of $40,000 thousand, 1,900,000 shares as a work fee and 7,013,872 shares to bondholder’s related to the financing transactions.

On October 6, 2021, the Company entered into an equity distribution agreement (the “Equity Distribution Agreement”) with B. Riley Securities, Inc. and Cantor Fitzgerald & Co. relating to the ordinary shares of Ferroglobe PLC. The Company may offer and sell ordinary shares having an aggregate offering price of up to $100,000,000 from time to time through B. Riley Securities, Inc. and Cantor Fitzgerald & Co. as our sales agents. In 2021 the Company sold 186,053 ordinary shares under the Equity Distribution Agreement, for net proceeds of $1,400 thousand. The Company has not sold any other securities under this agreement. Effectiveness of the related registration statement, and ability to sell additional ordinary shares under the Equity Distribution Agreement, expires on June 15, 2024.

During 2023, a small number of the ordinary shares held in treasury have been used to satisfy share awards made by the Company to its management team under the Ferroglobe PLC Equity Incentive Plan 2016. The number of ordinary shares held as treasury shares as of December 31, 2023 was 1,440,785. See Note 12 Equity to our consolidated financial statements.

Significant milestones in our history are as follows:

●	1996: acquisition of the Spanish company Hidro Nitro Española, S.A. (“Hidro Nitro Española”), operating in the ferroalloys and hydroelectric power businesses, and start of the quartz mining operations through the acquisition of Cuarzos Industriales S.A. from Portuguese cement manufacturer Cimpor;
●	1998: expansion of our manganese- and silicon-based alloy operations through the acquisition of 80% of the share capital of FerroAtlántica de Venezuela (currently FerroVen, S.A.) from the Government of Venezuela in a public auction;
●	2000: acquisition of 67% of the share capital of quartz mining company Rocas, Arcillas y Minerales, S.A. from Elkem, a Norwegian silicon metal and manganese- and silicon-based alloy producer;

●	2005: acquisition of Pechiney Electrométallurgie, S.A., now renamed FerroPem, S.A.S., a silicon metal and silicon-based alloys producer with operations in France, along with its affiliate Silicon Smelters (Pty) Ltd. in South Africa;
●	2005: acquisition of the metallurgical manufacturing plant in Alloy, West Virginia, and Alabama Sand and Gravel, Inc. in Billingsly, Alabama, both in the U.S.;
●	2006: acquisition of Globe Metallurgical Inc., the largest merchant manufacturer of silicon metal in North America and largest specialty ferroalloy manufacturer in the United States;
●	2006: acquisition of Stein Ferroaleaciones S.A., an Argentine producer of silicon-based specialty alloys, and its Polish affiliate, Ultracore Polska;
●	2007: creation of Grupo FerroAtlántica, S.A.U., the holding company of our FerroAtlántica Group;
●	2007: acquisition of Camargo Correa Metais S.A., a major Brazilian silicon metal manufacturer;
●	2008: acquisition of Rand Carbide PLC, a ferrosilicon plant in South Africa, from South African mining and steel company Evraz Highveld Steel and Vanadium Limited, and creation of Silicio FerroSolar, S.L., which conducts research and development activities in the solar grade silicon sector;
●	2008: acquisition of 81% of Solsil, Inc., a producer of high-purity silicon for use in photovoltaic solar cells;
●	2008: acquisition of a majority stake in Ningxia Yonvey Coal Industry Co., Ltd., a producer of carbon electrodes (the remaining stake subsequently purchased in 2012);
●	2009: creation of French company Photosil Industries, S.A.S., which conducts research and development activities in the solar grade silicon sector;
●	2009: sale of interest in Camargo Correa Metais S.A. in Brazil to Dow Corning Corporation and formation of a partnership with Dow Corning at the Alloy, West Virginia facility;
●	2010: acquisition of Core Metals Group LLC, one of North America’s largest and most efficient producers and marketers of high-purity ferrosilicon and other specialty metals;
●	2010: acquisition of Chinese silicon metal producer Mangshi Sinice Silicon Industry Company Limited;
●	2011: acquisition of Alden Resources LLC, North America’s leading miner, processor and supplier of specialty metallurgical coal to the silicon and silicon-based alloy industries;
●	2012: acquisition of SamQuarz (Pty) Ltd, a South African producer of silica, with quartz mining operations;
●	2012: acquisition of a majority stake (51%) in Bécancour Silicon, Inc., a silicon metal producer in Canada, operated as a partnership with Dow Corning as the holder of the minority stake of 49%;
●	2014: acquisition of Silicon Technology (Pty) Ltd. (“Siltech”), a ferrosilicon producer in South Africa;
●	2015: Business Combination of Globe and FerroAtlántica as wholly-owned subsidiaries of Ferroglobe PLC
●	2018: acquisition from a subsidiary of Glencore PLC of a 100% interest in manganese alloys plants in Mo i Rana, Norway and Dunkirk, France, through newly-formed subsidiaries Ferroglobe Mangan Norge AS and Ferroglobe Manganèse France, SAS;
●	2018: sale of the majority interest in Hidro Nitro Española to an entity sponsored by a Spanish renewable energies fund;

●	2019: sale of 100% interest in FerroAtlántica, S.A.U. (“FAU”), to investment vehicles affiliated with TPG Sixth Street Partners;
●	2019: sale of 100% interest in Ultra Core Polska, z.o.o, to Cedie, S.A;
●	2021: Sale of Niagara Falls silicon metal facility;
●	2023: Sale of Chateau Feuillet silicon-alloy facility.

Corporate and Other Information

Our registered office is located at 5 Fleet Place, London EC4M 7RD, our Board of Directors is based at our London Office at 13 Chesterfield Street, London W1J 5JN, United Kingdom and our management is based in London and also at Torre Emperador Castellana, Paseo de la Castellana, 259-D, P49, 28046 Madrid, Spain. The telephone number of our Spanish Office is +34 915 903 219. Our Internet address is https://www.ferroglobe.com. The information on our website is not a part of this document. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at https://www.sec.gov.

Corporate Developments and Capital Expenditures

For a further description of important corporate developments since January 1, 2021, see “Item 18. Financial Statements.” For information regarding the Company’s material commitments for capital expenditures, see “Item 4.B.—Information on the Company—Business Overview.”

B.    Business Overview

Through its operating subsidiaries, Ferroglobe is one of the world’s largest producers of silicon metal, silicon-based alloys and manganese-based alloys. Additionally, Ferroglobe currently has (i) quartz mining activities in Spain, the United States, Canada, and South Africa, (ii) low-ash metallurgical quality coal mining activities in the United States, and (iii) interests in hydroelectric power in France. Ferroglobe controls a meaningful portion of most of its raw materials and captures, recycles and sells most of the by-products generated in its production processes.

We sell our products to a diverse base of customers worldwide, in a varied range of industries. These industries include aluminum, silicone compounds used in the chemical industry, ductile iron, automotive parts, renewable energy, photovoltaic (solar) cells, electronic semiconductors, electric vehicle batteries and steel, all of which are key elements in the manufacturing of a wide range of industrial and consumer products.

We are able to supply our customers with the broadest range of specialty metals and alloys in the industry from our production centers in North America, Europe, South America, Africa and Asia. Our broad manufacturing platform and flexible capabilities allow us to optimize production and focus on high value-added products most likely to enhance profitability, including the production of customized solutions and high purity metals to meet specific customer requirements. We also benefit from low operating costs, resulting from our ownership of sources of critical raw materials and the flexibility derived from our ability to alternate production at certain of our furnaces between silicon metal and silicon-based alloy products.

Industry and Market Data

The statements and other information contained below regarding Ferroglobe’s competitive position and market share are based on the reports periodically published by leading metals industry consultants and leading metals industry publications and information centers, as well as on the estimates of Ferroglobe’s management.

Ferroglobe’s Competitive Strengths and Strategy

Competitive Strengths

Leading market positions in silicon metal, silicon-based alloys and manganese-based alloys

We are a leading global producer in our core products based on merchant production capacity and maintain the leading market share in certain of our products. The Company has global production capacity for silicon metal of approximately 328,000 metric tons (including 51% of our attributable partnership capacity). We have 66% of the production capacity market share in North America and approximately 25% of the global market share (all of the world excluding China), according to management estimates for our industry. In the case of manganese-based alloys, following the acquisition of the Dunkirk, France and Mo i Rana, Norway plants in 2018, our market share is approximately 15% in Europe. We are among the three largest global producers of manganese alloys excluding those located in China.

Our scale and global presence across five continents allows us to offer a wide range of products to serve a variety of end-markets, including those which we consider to be dynamic, such as the solar, automotive, consumer electronic products, semiconductors, electric vehicle batteries, construction and energy industries. As a result of our market leadership and breadth of products, we possess critical insight into market demand allowing for more efficient use of our resources and operating capacity. Our ability to supply source critical, high-quality raw materials from within our Company group promotes operational and financial stability and reduces the need for us to compete with our competitors for supply. We believe our vertical integration also provides a competitive advantage, allowing us to deliver an enhanced product offering with consistent quality on a cost-efficient basis to our customers.

Global production footprint and reach

Our diversified production base consists of production facilities across North America, Europe, South America, South Africa and Asia. We have the capability to produce our core products at multiple facilities, providing a competitive advantage when reacting to changing global demand trends and customer requirements. Furthermore, this broad base ensures reliability to our customers who value timely delivery and consistent product quality. Our diverse production base also enables us to optimize our production plans and shift production to the lowest cost facilities. Most of our production facilities are located close to sources of principal raw materials, key customers or major transport hubs to facilitate delivery of raw materials and distribution of finished products. This enables us to service our customers globally, while optimizing our working capital, as well as enabling our customers to optimize their inventory levels.

Diverse base of high-quality customers across growing industries

We sell our products to customers in more than 40 countries, with our largest customer concentration in North America and in Europe. Our products are used in end products spanning a broad range of industries, including solar, personal care and healthcare products, automobile parts, carbon and stainless steel, water pipe, solar, semiconductor, electric vehicle batteries, oil and gas, infrastructure and construction. Although some of these end-markets have growth drivers similar to our own, others are less correlated and offer the benefits of diversification, especially in the areas with secular growth, such solar and EV battery markets. This diversity of products, customers and end-markets provides stability to our business.

Many of our customers, we believe, are leaders in their end-markets and fields. We have built long-lasting relationships with customers based on the breadth and quality of our product offerings and our ability to produce products that meet specific customer requirements. For the years ended December 31, 2023, 2022 and 2021, Ferroglobe’s ten largest customers accounted for 50.5%, 50.1% and 48.1% of our consolidated sales, respectively. Our customer relationships provide us with stability and visibility into our future volumes and earnings, though we are not reliant on any individual customer or end-market. Our customer relationships, together with our diversified product portfolio, provide us with opportunities to cross sell new products; for example, by offering silicon-based or manganese-based alloys to existing steelmaking customers.

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

We believe our vertically integrated business model and ownership of sources of raw materials provides us with a cost advantage over our competitors. Moreover, such ownership and the fact that we are not reliant on any single supplier for the remainder of our raw material needs generally ensures stable, long term supply of raw materials for our production processes, thereby enhancing operational and financial stability. Transportation costs can be significant in our business; our proximity to sources of raw materials and customers improves logistics and represents another cost advantage. The proximity of our facilities to our customers also enhances our delivery times.

We capture, recycle and sell most of the by-products generated in our production processes, which further reduces our costs.

We operate with a largely variable cost of production and our diversified production base allows us to shift our production and distribution between facilities and products in response to changes in market conditions over time. Additionally, the diversity of our currency and commodity exposures provides, to a degree, a natural hedge against foreign exchange and raw materials pricing volatility. Our production costs are mostly dependent on local factors while our product prices are influenced more by global factors. Depreciation of local, functional currencies relative to the USD, when it occurs, reduces the costs of our operations, offering an increased competitive edge in the international market.

We believe our scale, flexibility and global presence enables us to sustain our operations throughout periods of economic downturn, volatile commodity prices and demand fluctuations.

Stable supply of critical, high quality raw materials

In order to ensure reliable supplies of high-quality raw materials for the production of our metallurgical products, we have invested in strategic acquisitions of sources that supply a meaningful portion of the inputs our manufacturing operations consume. Specifically, we own and operate specialty, low ash, metallurgical quality coal mines in the United States, high purity quartz quarries in the United States, Spain and South Africa, charcoal production units in South Africa, and our Yonvey production facility for carbon electrodes in Ningxia, China. For raw materials needs our subsidiaries cannot meet, we have multiple qualified suppliers in each operating region for each raw material, ensuring reliable access to high quality raw materials.

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

●	ELSA electrode — Ferroglobe has internally developed a patented technology for electrodes used in silicon metal furnaces, which it has been able to sell to several major silicon producers globally. This technology, known as the ELSA electrode, improves the energy efficiency in the production process of silicon metal and eliminates contamination from iron. Ferroglobe has granted these producers the right to use the ELSA electrode against payment to Ferroglobe of royalties. Continuous improvements are made to keep this invention state of the art.
●	High purity Silicon — Ferroglobe has sought to produce solar grade silicon metal with a purity above 99.9999% through a new, potentially cost effective, electrometallurgical process. Due to the market environment for solar grade silicon (or polysilicon) worldwide, at the end of 2018 the Company suspended the investment in the project while preserving the technology and know-how in order to rationalize it and adapt it towards the industrial production of high purity silicon (99.9-99.99%Si). High purity silicon demand is increasing thanks to niche markets in advanced applications and Li-ion batteries.
●	Silicon for Advanced Technologies — Ferroglobe has launched the Silicon for Advanced Technologies project, which aims at producing silicon-based, tailor-made products for high end applications. In this project we leveraged the purification technologies developed for the Solar Grade silicon project and which are patented. These technologies are industrial, cost effective and with low carbon footprint. Concurrently, new know-how linked to specific milling technologies has been developed in the last years. Combined, these capabilities place Ferroglobe in position to potentially succeed in this new market. Among the various targeted applications, a specific project of Silicon for Li-ion batteries was launched. Currently, we have the first demonstration milling unit in our Innovation Centre in Sabón (Spain) and we have several industrial purification units in Montricher (France) and Puertollano (Spain).
●	Li-ion batteries — The capacity of the anode in Li-ion batteries can be enhanced by adding silicon. This is a particularly attractive market because silicon can increase capacity of the Li-ion batteries and reduce costs, lower carbon footprint, accelerate charging times and improve performance in very cold conditions. All these benefits will help to develop new mobility solutions. In this specific field, Ferroglobe has established several technical partnerships and collaborations in order to expedite the research and development required for competitive success.

In addition to the above, the Ferroglobe Innovation team continues to research new, innovative projects to create the next generation of batteries.

Experienced management team in the metals and mining industry

We have an experienced management team with extensive knowledge of the global metals, mining and materials industry and a proven track record of developing and managing large-scale operations. Our management team is committed to responding quickly and effectively to macroeconomic and industry developments, to identifying and delivering growth opportunities and to improving our performance via continuous focus on operational cost control and a disciplined, value-based approach to capital allocation. Our management team is complemented by a skilled operating team with solid technical knowledge of production processes and strong relationships with key customers.

Environmental, Social and Governance (ESG) Strategy

In 2022, we continued to develop our ESG Strategy 2022-2026, a roadmap that will enable us to benchmark and assess ourselves on ESG matters, in alignment with the demands of our stakeholders and our industry trends. The ESG Strategy brings us closer to our goal of becoming a relevant player in the development of a sustainable future.

Our strategy is defined by the following four key pillars:

(i)	Strengthening our governance framework;

(ii)	Promoting engagement with our people and local communities in which we operate;
(iii)	Reinforcing the role of sustainability through our value chain; and
(iv)	Improving our environmental footprint to enable materials which are vital for sustainable development.

We will continue to disclose our ESG progress annually in our revised Global ESG Reports. Our 2023 Global ESG Report will be published in 2024.

Business Strategy

In 2020, we conducted a deep and broad evaluation of our Company with the goal of designing a strategic plan focused on bolstering the long-term competitiveness of the business and returning the Company to profitability by fundamentally changing the way we operate, both operationally and financially. The multi-year turnaround plan we developed impacts all the functional areas of our Company as we seek to drive changes that ensure competitiveness throughout the cycle. Since 2021, the Company has successfully been delivering on its previously disclosed strategic EBITDA improvement projects, yielding positive EBITDA for each of the past three years ended December 31, 2023, 2022 and 2021. These consecutive positive results reflect the Company’s turnaround and commitment to executing on its strategic plan, which is driven by the following key areas:

●	Footprint optimization: One of the Company’s core advantages is our large and diverse production platform. While our asset footprint provides flexibility, at times we are restricted in our ability to quickly adapt to changing market conditions due to inherent constraints in curtailing capacity, particularly for shorter durations. Prospectively, our goal is to ensure that the operating platform is more flexible and modular so shifts in production, based on needs and relative costs, are incorporated swiftly. Through this value creation driver we aim to shift our capacity footprint by optimizing production to the most competitive assets.
●	Continuous plant efficiency: We will continue to build on the success of our existing key technical metrics (KTM) program, which consists of specific initiatives aimed at enhancing our process, minimizing waste, and improving the overall efficiency to drive down costs. The Company maintains a pipeline of initiatives developed through the sharing of best practices amongst our numerous sites and through new improvements identified by our research and development team. Moreover, we have implemented developing tools to track our key performance indicators in an ongoing effort to improve furnace level performance.
●	Commercial excellence: We have implemented commercial best practices to maximize profitable revenue, aiming at improving and reinforcing our pricing, account management, salesforce effectiveness, and product portfolio and customer focus. We have strengthened our customer relationships by developing a target portfolio prioritization, re-designing our commercial coverage and operating model, and structuring our account planning, with the definition of clear objectives for each of our customers and a sustained focus on long-term partnership building. We have implemented a range of digitally-enabled tools and processes across the entire commercial function, bringing our team’s performance to the next level. Through our new customer relationship management tool, we have reinforced our account management and front-line effectiveness, as well as our customer service and quality management. On pricing, we have redesigned our governance process and introduced new tools to maximize profitability and provide margin transparency for every sale. Furthermore, we have re-designed our product management function, empowering this role to create customer value and act as a consistent source of information and cross-functional coordination.
●	Centralized procurement: Our centralized procurement process enhances the effectiveness of our spending efforts, improves our ability to schedule purchases and enables us to benefit from bulk purchases. Buying better is a supply-led effort that focuses on price and volume allocation, negotiating prices and terms, managing price risks, pooling volumes and contracts, shifting volumes to best-price suppliers and leveraging procurement networks. Spending better is an operation-led effort to control demand, enforce compliance, reduce complexity, and perform value engineering to foster efficient spending. In addition to cost reductions, our campaign to spend better will reduce supply chain risk, supporting continuous quality and service improvement, fostering better decision-making about suppliers and optimizing resource allocation.

●	Other operating expenses reduction: During our corporate review, we identified significant opportunities for further cost improvement through permanent cost cutting at our plants, as well as the corporate centers. By tracking these costs vigorously and increasing accountability, we aim to bolster the overall cost structure at various levels. Through this, we aim to create a culture focused on cost control and discipline for deploying best practices to drive sound spending decisions without compromising our overall performance.
●	Working capital improvement: The Company continues to focus on and improve its net working capital by establishing targets and improving our Supply Chain processes. This will allow us to sustain competitive levels of working capital throughout the cycle.

With our strategic plan we aim to:

Maintain and leverage our industry leading position in core businesses and pursue long-term growth

We intend to maintain and leverage our position as a leading global producer of silicon metal and one of the leading global producers of ferroalloys based on production capacity. We believe we will achieve our goals through the execution of our current strategic plan, which focuses on optimizing our asset footprint in the regions that present attractive opportunities and focusing on continuous improvements to increase competitiveness of our assets. These efforts include continuing to secure competitive and clean sources of energy and extending our existing sources of Quartz, all while continuing our ESG journey.

We also plan to achieve organic growth by developing new products, such as silicon-based anodic materials for Li-ion batteries, to further diversify our portfolio and expand our customer base. We intend to focus our production and sales efforts on high-margin products and end-markets that we consider having the highest potential for profitability and growth. We will continue to capitalize on our global reach and the diversity of our production base to adapt to changes in market demands, shifting our production and distribution across facilities and between different products as necessary in order to remain competitive and maximize profitability. We aim to obtain further direct control of key raw materials to secure our long-term access to scarce reserves, which we believe will allow us to continue delivering enhanced products while maintaining our low-cost position. Additionally, we will continue regularly to review our customer contracts in an effort to improve their terms and to optimize the balance between selling under long-term agreements and retaining some exposure to spot markets. We intend to maintain pricing that appropriately reflects the value of our products and our level of customer service and, in light of commodity prices and demand fluctuations, may decide to change the weighting of our mix of contracts that are set at fixed prices versus index-based prices, to capitalize on market opportunities and to ensure a profit throughout the cycles.

Maintain low cost position while controlling inputs

We believe we have an efficient cost structure and, going forward, we will seek to further reduce costs and improve operational efficiency through a number of initiatives. We plan to focus on controlling the cost of our raw materials through our captive sources and long-term supply contracts and on lowering our fixed costs in order to reduce the unit costs of our silicon metal and ferroalloy production. We aim to improve our internal processes and further integrate our global footprint, such as benefits from value chain optimization, including enhancements in raw materials procurement and materials management; adoption of best practices and technical and operational know-how across our platform; reduced freight costs from improved logistics as well as savings through the standardization of monitoring and reporting procedures, technology, systems and controls. We intend to enhance our production process through R&D and targeted capital expenditure and leverage our geographic footprint to shift production to the most cost effective and appropriate facilities and regions for such products. We will continue to regularly review our power supply contracts with a view towards improving their terms and introducing more competitive tariff structures. In addition, we will seek to maximize the value derived from the utilization and sale of by-products generated in our production processes and continue to focus on innovation to develop next generation products.

We believe we differentiate ourselves from our competitors on the basis of our technical expertise and innovation, which allow us to deliver new high-quality products to meet our customers’ needs. We intend to keep using these capabilities in the future to retain existing customers and cultivate new business. We plan to leverage the expertise of our dedicated team of specialists to advance and to develop next generation products and technologies that fuel organic growth. In particular, we intend to develop high value powders for high-end applications, including silicon-based anodic materials for Li-ion batteries. We also aim to continue the development of EV Battery Cathode high purity manganese-based precursors.

Maintain financial discipline to facilitate ongoing operations and support growth

We believe maintaining financial discipline will provide us with the ability to manage the volatility in our business resulting from changes in commodity prices and demand fluctuations. Our financing and liquidity strategy focuses on maintaining a strong and conservative financial position, with sufficient liquidity and financial flexibility to facilitate all of our ongoing operations, support organic and strategic growth and finance prudent capital expenditure programs aimed at placing us in a better position to generate increased revenues and cash flows. We plan to become even more efficient in our working capital management through various initiatives aimed at optimizing inventory levels and accounts receivable. We also seek to repay indebtedness from free cash flow and retain low leverage for maximum free cash flow generation.

Pursue strategic opportunities

We have consistently and successfully acquired and integrated complementary businesses, and divested operations as part of our strategy execution. Our acquisitions have extended the vertical integration of our activities, allowing us to deliver an enhanced product offering on a cost-efficient basis. We regularly consider and evaluate strategic opportunities for our business and will continue to do so in the future with the objective of expanding our capabilities and leveraging our products and operations. In particular, we intend to pursue complementary acquisitions and other investments at appropriate valuations for the purpose of increasing our capacity, increasing our access to raw materials and other inputs, further refining existing products, broadening our product portfolio and entering new markets. We will consider such strategic opportunities in a disciplined fashion while maintaining a conservative leverage position and strong balance sheet.

We will also seek to evaluate our core business strategy on an ongoing basis and may divest certain non-core and lower margin businesses to improve our financial and operational results.

Facilities and Production Capacity

As of December 31, 2023, the location of our assets and our production capacity, including 51% of the capacity of our partnerships (of which we own 51%), by geography, of silicon, silicon-based alloys and manganese-based alloys is detailed below in Figure 1. It is important to note that certain facilities may and do switch from time to time among different families of products (for instance, from silicon metal to silicon-based alloys and vice-versa) or among different products within the same family (for instance from ferromanganese to silicomanganese). Such switches change the production capacity at each plant.

Our production facilities are strategically located throughout the world. We operate quartz mines located in Spain, South Africa, Canada, and the United States, and charcoal production in South Africa. Additionally, we operate low-ash, metallurgical grade coal mines in the United States.

As of December 31, 2023, certain production facilities in the United States, Spain and Venezuela were partially or fully idled due to current market conditions, while certain production facilities in Europe were partially or fully idled to optimize energy and operating costs. Ferroglobe subsidiaries own a total of 18.9 megawatts of hydro production capacity in France.

Products

Ferroglobe Assets

1	Becancour, Canada	18	Serrabel, Spain
2	La Malbaie, Quebec	19	Sonia, Spain
3	Beverly, OH	20	Conchitina, Spain
4	Alloy, WV	21	Laudun, France
5	Corbin, KY (Alden Recources)	22	Pierrefitte, France
6	Aurora, IN	23	Anglefort, France
7	Billingsley, AL	24	Les Clavaux, France
8	Brideport, AL	25	Montricher, France
9	Selma, AL	26	Dunkirk, France
10	Mendoza, Argentina	27	Hydro Plants, France
11	Venezula (Metallurgy)	28	Mo I Rana, Norway
12	Veneuzuela (Mining)	29	eMalahleni, South Africa
13	Boo, Spain	30	Polokwane, South Africa
14	Cee, Spain	31	New Castle, South Africa
15	Dumbria, Spain	32	SamQuartz, South Africa
16	Monzon, Spain	33	Ningxia, China ("Yonvey")
16	Sabon , Spain	34	South Carolina Pit, SC
17	Esmeralda, Spain		

Metallurgy Energy Mining

Notes: As of December 31, 2023

1 Includes operating capacity

2 Reflects 51% of partnerships interests in the U.S. and Canada

3 Excludes mothballed capacity: FerroVen (90k FeSi, 35k Mn-Alloys), Spain (49.5k Mn-Alloys), Siltech (40k Si-Alloys)

Global Footprint Spanning Five Continents

London, UK
3
Ferroglobe Corporate HQ
Ferroglobe Manufacturing / Mining Operations

Production Capacity by Geography (kt)[1,2]

(000, mt)	Europe	N. America	S. America	Africa	Total
Silicon Metal [2]	184,000	93,160	-	51,000	328,160
Silicon-Based Alloys	118,000	92,000	26,000	66,000	302,000
Manganese-Based Alloys	561,500				561,500
Total [3],	**863,500**	**185,160**	**26,000**	**117,000**	**1,191,660**

For the years ended December 31, 2023, 2022 and 2021, the Company’s consolidated sales, shipments in metric tons and average selling price by product were as follows:

	Year ended December 31,
($ thousands)	2023	2022	2021
Silicon metal	722,226	1,116,193	637,695
Manganese-based alloys	259,197	525,483	469,138
Ferrosilicon	330,946	561,539	337,833
Other silicon-based alloys	159,441	192,409	161,750
Silica fume	33,804	32,290	32,409
Other	144,419	170,002	140,083
Total Sales	1,650,033	2,597,916	1,778,908

Shipments in metric tons:
Silicon metal	194,385	209,342	253,991
Manganese-based alloys	227,243	295,589	314,439
Ferrosilicon	147,874	154,972	166,268
Other silicon-based alloys	43,557	49,105	76,498

Average Selling price ($/MT):
Silicon metal	3,715	5,332	2,511
Manganese-based alloys	1,141	1,778	1,492
Ferrosilicon	2,238	3,623	2,032
Other silicon-based alloys	3,661	3,918	2,114

Silicon metal

Ferroglobe is a leading global silicon metal producer with a total production capacity of approximately 384,000 tons (including our 51% share of Ferroglobe’s partnership capacity). Ferroglobe’s silicon metal production is spread across facilities located in the United States, France, South Africa, Canada and Spain. For the years ended December 31, 2023, 2022 and 2021, Silicon metal sales accounted for 43.8%, 43.0% and 35.8% of Ferroglobe’s total consolidated revenues, respectively.

Silicon metal is used by primary and secondary aluminum producers, who require silicon metal with specific properties to produce aluminum alloys. The addition of silicon metal during production helps to reduce shrinkage and the hot cracking tendencies of cast aluminum and improves the castability, hardness, corrosion resistance, tensile strength, wear resistance and weldability of the aluminum end products. Aluminum is used to manufacture a variety of automotive components, including engine pistons, housings, and cast aluminum wheels and trim, as well as high tension electrical wire, aircraft parts, beverage containers and other products which require aluminum properties. For the year ended December 31, 2023, sales to aluminum producers represented 30% of silicon metal revenues (29% for the year ended December 31, 2022, and 45% for the year ended December 31, 2021).

Silicon metal is also used by several major silicone chemical producers across a broad range of applications, including personal care items, construction-related products, healthcare and electronics. In construction and equipment applications, silicone chemicals promote adhesion, act as a sealer and provide insulating properties. In personal care and health care products, silicone chemicals add a smooth texture that protects against ultraviolet rays and provide moisturizing and cleansing properties. Silicon metal is an essential component in the production of silicone chemicals, accounting for 20% of the cost of production. For the year ended December 31, 2023 sales to chemical producers represented 47% of silicon metal revenues (66% for the year ended December 31, 2022, and 43% for the year ended December 31, 2021).

In addition, silicon metal is the primary ingredient in the production of polysilicon, which is most widely used to manufacture solar cells and semiconductors. Producers of polysilicon employ processes to further purify silicon metal and grow ingots from which wafers are cut. These wafers are the base material to produce solar cells, which convert sunlight into electricity. Individual solar cells are soldered together to make solar modules. For the year ended December 31, 2023 sales to polysilicon producers represented 19% of silicon metal revenues (5% for the year ended December 31, 2022, and 10% for the year ended December 31, 2021).

Manganese-based alloys

Ferroglobe is among the leading global manganese-based alloys producers based on production capacity. As of December 31, 2023, Ferroglobe maintained approximately 289,500 tons of annual silicomanganese production capacity and approximately 272,000 tons of annual ferromanganese production capacity across our factories in Spain, Norway and France. During the years ended December 31, 2023, 2022 and 2021 Ferroglobe sold 227,423 tons, 295,590 tons and 314,439 tons of manganese-based alloys, respectively. For the years ended December 31, 2023, 2022 and 2021, Ferroglobe’s revenues generated by manganese-based alloys sales accounted for 15.7%, 20.2% and 26.4% of Ferroglobe’s total consolidated revenues, respectively. More than 90% of global manganese-based alloys production is used in steel production, and all steelmakers use manganese and manganese alloys in their production processes.

Silicomanganese is used as a deoxidizing agent in the steel manufacturing process. Silicomanganese is also produced in the form of refined silicomanganese, or silicomanganese AF, super-refined silicomanganese, and silicomanganese Low Carbon.

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

Silicon-based alloys

Ferrosilicon

Ferroglobe is among the leading global ferrosilicon producers based on production output in recent years. During the year ended December 31, 2023, Ferroglobe sold 147,874 tons of ferrosilicon (147,725 tons during the year ended December 31, 2022, and 166,268 tons during the year ended December 31, 2021). For the years ended December 31, 2023, 2022 and 2021, Ferroglobe’s revenues generated by ferrosilicon sales accounted for 20.1%, 21.6% and 19.0%, of Ferroglobe’s total consolidated revenues, respectively.

Ferrosilicon is an alloy of iron and silicon (normally 75% silicon). Ferrosilicon products are used to produce stainless steel, carbon steel, and various other steel alloys and to manufacture electrodes and, to a lesser extent, in the production of aluminum. More than 95% of ferrosilicon produced is used in steel production (including stainless steel).

Ferrosilicon is generally used to remove oxygen from the steel and as alloying element to improve the quality and strength of iron and steel products. Silicon increases steel’s strength and wear resistance, elasticity and scale resistance, and lowers the electrical conductivity and magnetostriction of steel.

Other silicon-based alloys

During the year ended December 31, 2023, Ferroglobe sold 43,557 tons of silicon-based alloys (excluding ferrosilicon) (56,630 tons during the year ended December 31, 2022, and 76,498 tons during the year ended December 31, 2021). For the years ended December 31, 2023, 2022 and 2021, Ferroglobe’s revenues generated by silicon-based alloys (excluding ferrosilicon) accounted for 9.7%, 7.4% and 9.1% of Ferroglobe’s total consolidated revenues, respectively.

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

Silica fume

For the years ended December 31, 2023, 2022 and 2021, Ferroglobe’s revenues generated by silica fume sales accounted for 2.0%, 1.2% and 1.8%, respectively of Ferroglobe’s total consolidated sales.

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

Raw Materials, Logistics and Power Supply

The primary raw materials used by Ferroglobe are carbon reductants (primarily coal, but also charcoal, metallurgical and petroleum coke, anthracite and wood) as well as minerals (manganese ore and quartz). Other raw materials used include electrodes (consisting of graphite and carbon electrodes and electrode paste), slags and limestone, as well as certain specialty additive metals. Ferroglobe procures coal, manganese ore, quartz, petroleum and metallurgical coke, electrodes and most additive metals centrally under the responsibility of the corporate purchasing department. Some locally sourced raw materials are purchased at a decentralized level (country specific purchasers) by delegation from the corporate purchasing department.

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

The majority of the manganese ore Ferroglobe purchased in 2023 and 2022 came from suppliers located in South Africa  and Gabon. Global manganese ore prices are mainly driven by manganese demand from China and to a lower extent from India. Potential disruption of supply from South Africa, Australia, Brazil or Gabon due to logistical, labor or other reasons may have an impact on the availability and the pricing of manganese ore.

Coal

Coal is the major carbon reductant in silicon and silicon alloy production. Only washed and screened coal with ash content below 10% and with specific physical and chemical properties is used for production of silicon alloys. Colombia and the United States are the best sources for the required types of coal in the silicon alloys industry, and Ferroglobe is dependent on supply from these two countries.

The majority of externally purchased coal in 2023 and 2022 was sourced from a single mining site in Colombia, while the remainder originated primarily from the United States, and to a lesser extent from Kazakhstan and South Africa. Ferroglobe has a long-standing relationship with the coal washing plants which price coal using spot, quarterly, semi-annual or annual contracts, based on market outlook. European coal prices, which are denominated in USD, are mainly related to API 2, the benchmark price reference for coal imported into northwest Europe.

Ferroglobe also owns Ferroglobe USA Mining, LLC. (formerly Alden Resources LLC) in the United States. Ferroglobe USA Mining provides a stable and long-term supply of low ash metallurgical grade coal by fulfilling a substantial portion of our requirements to our North American operations.

See “—Mining Operations” below for further information.

Quartz

Quartz, also known as quartzite, is a key raw material in the manufacture silicon metal and silicon-based alloys.

Ferroglobe has secured access to quartz from its quartz mines in Spain, South Africa, the United States and Canada (see “—Mining Operations”). For the year ended December 31, 2023 and 2022, more than 60% of Ferroglobe’s total consumption of quartz was self-supplied. Ferroglobe also purchases quartz from third-party suppliers on the basis of annual contractual agreements. Ferroglobe’s quartz suppliers typically have operations in the same countries where Ferroglobe factories are located, or in close proximity, which minimizes logistical costs.

Ferroglobe controls quartzite mining operations located in Alabama and a concession to mine quartzite in Saint-Urbain, Québec (operated by a third-party miner). These mines supply our North American operations with a substantial portion of their requirements for quartz. In 2023, Ferroglobe expanded its supply through the acquisition of a property in South Carolina, USA. We aim to commence mining activities in 2024.

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

In 2023, the sourcing of metallurgical coke was predominantly from Poland, China and Colombia.

Petroleum coke, electrode related products, slag, limestone and additive metals are other relevant raw materials that Ferroglobe utilizes to manufacture its electrometallurgy products. Procurement of these raw materials is either managed centrally or with each country’s raw materials procurement manager or plant manager and the materials purchased at spot prices or under contracts for one year or less.

In 2023, the sourcing of graphite electrodes came from European countries, India and China with a combination of spot and long-term agreements. Carbon electrodes supplies originated in Poland and China, including from Ferroglobe´s own carbon electrode factory in Ningxia Province in China.

Logistics

Logistical operations are managed centrally. Sea-freight operations are centralized at corporate level, while rail logistic is managed at a country level. Road transportation is managed at plant level with centralized coordination in multi-site countries. Contractual commitments in respect of transportation and logistics match, to the extent possible, Ferroglobe’s contracts for raw materials and customer contracts.

Power

In Spain, energy is purchased through a supply contract with trading companies. The final energy price is subject to daily market volatility. In 2023, while spot Spanish power prices declined significantly, they remained at levels impacting energy price competitiveness. In 2023, the Company maintained the low level of production that was initiated in the country starting in the second half of 2022. The Company produced on a limited capacity due to an extreme modulation practice at certain hours of the day. Ferroglobe has also progressed during the year in engaging discussions with energy companies to secure Purchasing Power Agreements (“PPAs”) based on solar and wind generation. Two PPAs were signed in 2023 for a total volume of 130 GWh. See also “Major Shareholders and Related Party Transactions—Related Party Transactions.”

In France, Ferroglobe entities have their power needs covered by a three-year agreement ending in 2025. The Regulation enacted in 2015 enables French subsidiaries of the Company to benefit from reduced transmission tariffs, interruptibility compensation (an agreement whereby the companies agree to interrupt production in response to surges in demand across the French electricity grid), as well as receiving compensation for indirect carbon dioxide costs under the EU Emission Trading System (ETS) regulation. These arrangements not only allow French plants to operate competitively over a 12-month basis, but also to concentrate production during periods when energy prices are lower or even negative, as and when required. In 2023, Ferroglobe did not operate during the first quarter and most of December to optimize its contractual commitments.

The ARENH benefit allows all alternative suppliers to obtain electricity from EDF during certain time periods under conditions set by the public authorities. The price is currently established at EUR 42/megawatt hour. As such, when market prices are high, the ARENH system is an attractive solution.

In addition, we have an additional agreement with EDF in which we have agreed different electricity prices throughout the year based on demand. When demand is highest, our agreed price is generally lowest and is even negative during certain time periods.

As noted above, the Company did not operate during the first quarter and most of December as the benefits mentioned above are primarily in effect from April through October.

For the year ended December 31, 2023, the Company recorded $186,211 thousand as an offset to expense recorded within “raw materials and energy consumption for production” associated with these benefits. However, such benefits are expected to be reduced significantly if not a net expense in future periods due to changes in energy prices and contractually agreed prices that reduce the overall benefit.

Ferroglobe’s production of energy in France through its hydroelectric power plants provides some mitigation to its exposure to volatility in energy price.

In the United States, we prefer long term electric supply contracts that provide the ability to interrupt load and achieve reasonable rates. Our power supply contracts have, in the past, resulted in stable price structures. In West Virginia, we have a contract with Brookfield Renewable Partners, LP to provide, approximately 50% of our power needs, from a dedicated hydroelectric facility, through December 2025 at a fixed rate. Our needs for non-hydroelectric power in West Virginia and Alabama are primarily sourced through special contracts that provide competitive rates.  In Ohio, electricity is sourced at market-based rates.

In South Africa, we have an “evergreen” supply agreement with Eskom, the local electricity supplier, for our Polokwane, eMalahleni, Newcastle (Siltech) and Thaba Chueu mining facilities. Eskom’s energy prices are regulated by the National Energy Regulator (NERSA) and price changes are publicly announced in advance and implemented on the 1st of April every year. Operational smelters in South Africa were operating on normal tariffs for the year 2023, with eMalahleni participating in a curtailment program for the full year. The Polokwane smelter was restarted and operated by the end of the year at 65% capacity and also started participating in the curtailment program as from Q4. The Newcastle smelter remained in Care and Maintenance for the full year and the Notified Maximum Demand was reduced during the year to reduce fixed costs. The interruptibility program of Eskom that is applicable to eMalahleni and Polokwane, requires power curtailments when the grid is under supply pressure, but compensated on an hourly basis. This has a positive effect on the overall price paid for electricity. As a result, we look to ensure production during the summer months when power is cheaper. Conversely, we look to reduce our output during the winter months (June, July and August), when power is more expensive. Occurrences of Loadshedding was important during 2023, but had minimal impact on the smelters due to the interruptability program, while in the Delmas mine, this was partially countered through diesel generators, where a portion of the costs are compensated by our customers to ensure contracted volumes. Load shedding is expected to continue up to 2028.

Independent power production from private power producers increased during 2022 and helped to improve supply within the country, this is expected to continue to grow over in the coming years and will help alleviate the amount of Load Shedding Events undertaken by Eskom. We are currently engaging with  green energy producers to diversify our power supply from 2024. These are anticipated to be on a power wheeling basis through Eskom’s grid, allowing consumption at any of our plants.

In Norway, we have a long-term contract with Statkraft to provide 75% of our energy needs at a fixed price. Our operations there benefit from a reduction of the distribution tariff, while also receiving compensation for indirect carbon dioxide costs under the EU Emission Trading System (ETS) regulation, allowing it to produce very competitively.

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

The following table sets forth summary information on Ferroglobe’s mines as of December 31, 2023.

			Annual	Production	Production	Production	Mining
Mine	Location	Mineral	capacity kt	in 2023 kt	in 2022 kt	in 2021 kt	Recovery
Sonia	Spain (Mañón)	Quartz	150	119	141	125	0.4
Esmeralda	Spain (Val do Dubra)	Quartz	50	10	22	25	0.4
Serrabal.	Spain (Vedra & Boqueixón)	Quartz	330	201	288	300	0.2
Coto Minero Conchitina(5)	Spain (O Vicedo)	Quartz	150	14	25	20	0.4
Thaba Chueu Mining	South Africa (Delmas)	Quartzite	1,000	592	553	601	0.7
Mahale	South Africa (Limpopo)	Quartz	80	32	23	24	0.5
Roodepoort	South Africa (Limpopo)	Quartz	50	—	—	—	0.5
Fort Klipdam	South Africa (Limpopo)	Quartz	75	75	43	30	0.8
AS&G Meadows Pit	United States (Alabama)	Quartzite	300	140.5	115	242	0.4
South Carolina Pit	United States (South Carolina)	Quartzite	300	—	—	—	0.3
			2,485	1,184	1,210	1,366

Mosely Gap/Eatin Fk.	United States (Kentucky)	Coal (active)	400	348.6	379.5	—	0.7
Davis Creek	United States (Kentucky)	Coal (inactive)	240	—	—	—	0.7
Log Cabin No. 5	United States (Kentucky)	Coal (active)	168	289.6	170.2	156	0.6
Hubbs Hollow	United States (Kentucky)	Coal (active)	200	163	84	—	0.7
Kimberly	United States (Kentucky)	Coal (inactive)	100	—	—	—	0.6
Bennett's Branch	United States (Kentucky)	Coal (inactive)	100	—	—	—	0.7
Bain Branch No. 3	United States (Kentucky)	Coal (inactive)	60	—	—	—	0.5
Harpes Creek 4A	United States (Kentucky)	Coal (active)	100	42.3	32.7	—	0.6
			1,368	843.20	666.40	156

	Proven	Probable
	reserves	reserves	Mining		Btus per		Expiry
Mine	Mt(1)	Mt(1)	Method	Reserve grade	lb.	Life(2)	date(3)
Sonia	1.46	0.8	Open-pit	Metallurgical	N/A	15	2069
Esmeralda	0.02	0.12	Open-pit	Metallurgical	N/A	6	2029
Serrabal.	2.91	1.6	Open-pit	Metallurgical	N/A	15	2038
Coto Minero Conchitina(5)	—	0.8	Open-pit	Metallurgical	N/A	12	2036
Thaba Chueu Mining	7.03	19.5	Open-pit	Metallurgical & Glass	N/A	30	2039
Mahale	—	3.0	Open-pit	Metallurgical	N/A	20	2035
Roodepoort	—	0.50	Open-pit	Metallurgical	N/A	5	2028
Fort Klipdam	—	0.50	Open-pit	Metallurgical	N/A	5	Expired (4)
AS&G Meadows Pit	2.50	—	Surface	Metallurgical	N/A	8	2031
South Carolina Pit	2.65		Surface	Metallurgical	N/A	11	2035
	16.57	26.77

Mosely Gap	1.20	—	Surface	Metallurgical	14,000	3	2026
Hubbs Hollow	2.00	—	Surface	Metallurgical	14,000	4	2027
Log Cabin No. 5	0.12	—	Underground	Metallurgical	14,000	1	2024
Buffalo Creek	0.50	—	Surface	Metallurgical	14,000	2	2027
Kimberly	0.50	—	Surface	Metallurgical	14,000	5	2026
Bennett's Branch	1.70	—	Underground	Metallurgical	14,000	15	2036
Bain Branch No. 3	3.60	2.9	Underground	Metallurgical	14,000	25	2042
Harpes Creek 4A	1.20	1.3	Underground	Metallurgical	14,000	10	2032
	10.82	4.20
(1)	The estimated recoverable proven and probable reserves represent the tons of product that can be used internally or sold to metallurgical or glass grade customers. The mining recovery is based on historical yields at each particular site. We estimate our permitted mining life based on the number of years we can sustain average production rates under current circumstances.
(2)	Current estimated mine life in years.
(3)	Expiry date of Ferroglobe’s mining concession.
(4)	The mining permit expired at the end of 2022. The application for a new mining permit was submitted in 2023 and is awaiting approval from the mining authorities. Stock is sufficient to supply the smelters into Q2 2024.
(5)	Ferroglobe considers its Conchitina mining concessions as a single mining project legally supported by the formation of Coto Minero, formally approved by the Mining Authority in March 2018. In addition, Ferroglobe currently holds all necessary permits to start production at its Conchitina mines. Although Ferroglobe has not received formal approval from the Spanish Mining Authority over its 2024 Annual Mining Plan, we are not legally prevented from commencing mining operations in the area based on the fully-authorized 2023 Annual Mining Plan.

Spanish mining concessions

Conchitina

Ferroglobe purchased Cuarzos Industriales S.A.U and various of its mining rights in 1996 including Conchitina and Sonia.

Cuarzos Industriales, S.A.U. has requested the renewal of Conchitina while also requesting the competent authority to consolidate the concession with that of Conchitina Segunda. The Conchitina Segunda mining concession was granted to Cuarzos Industriales S.A.U. in 2006 for a 30-year term after the necessary mining research had been conducted and the mining potential of the area had been demonstrated. Legal support for the consolidation request was that both mining rights apply over a unique quartz deposit. Coto Minero approval was formally granted in March 2018. Cuarzos Industriales S.A.U. is the owner of the properties currently mined at Conchitina. The surface area covered by Conchitina concessions is 497 hectares.

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

Serrabal

The Serrabal mining concession was originally granted in 1978 to Rocas, Arcillas y Minerales S.A. (“RAMSA”) Ferroglobe acquired RAMSA, which is the owner of the properties currently mined at Serrabal, along with the Serrabal mining concession, in 2000. Rocas, Arcillas y Minerales, S.A. applied for the renewal of the concession which was formally granted in October 2023 and the concession will expire in 2038. The surface area covered by Serrabal mining concession is 387 hectares.

Cabanetas

The mining right granting process and tax regulations applicable to the Cabanetas limestone quarry differ from those applicable to other Ferroglobe mines in Spain due to Cabanetas’ classification as a quarry, as opposed to a mine. Ferroglobe is currently operating the Cabanetas quarry pursuant to a permit resolution, that authorized the extension of the original mining concession issued in 2013 by the competent mining authority. The extension will expire in 2043. Limestone extracted from the Cabanetas quarry was intended to be used by the FerroAtlántica del Cinca S.L. Monzón electrometallurgy plant. However, because new metallurgical techniques require low consumption of this product, most of the Cabanetas limestone is generally sold to the civil engineering and construction industries. The production level of the Cabanetas quarry has fallen considerably in recent years, mainly due to difficulties in the local construction industry.

The land on which the mining property is located is owned by Mancomunidad de Propietarios de Fincas Las Sierras and the plot containing the mining property is leased to FerroAtlantica del Cinca S.L. pursuant to a lease agreement entered into in 1950, which was subsequently extended until 2050. To retain the lease, FerroAtlantica del Cinca S.L. pays an annual fee currently equal to €0.15 per ton of limestone quarried out of the mine. The quarry covers a surface area of 180 hectares. The area affected by the planned exploitation during the current extension of the concession area is 6.9 hectares.

For further information regarding Spanish regulations applicable to mining concessions, as well as environmental and other regulations, see “Item 4.B—Laws and regulations applicable to Ferroglobe’s mining operations—Spain”.

South African concessions

Thaba Chueu Mining Delmas Operation

The SamQuarz mining rights were transferred from the original owners, Glass South Africa Holdings (Pty) Ltd. and Samancor Limited, to SamQuarz (Pty) Ltd. (“SamQuarz”) in 1997. In 2009, the Minister of Mineral Resources converted the then existing SamQuarz mining rights into new order mining rights due to expire after 30 years in 2039. In 2012, FerroAtlántica acquired control of SamQuarz along with the mining rights. At the end of 2014, SamQuarz mining rights were transferred from SamQuarz to its sole shareholder, Thaba Chueu Mining (Pty) Ltd (“TCM”). In 2017, ownership of the properties currently mined in Delmas were transferred from SamQuarz to TCM. The total surface area covered by TCM Delmas mine is 118.1 hectares. The mine supplies some of its material to Ferroglobe’s eMalahleni smelter, but the majority of its production, mainly Flint Sand, is sold to South African Glass Manufacturing Industry and other local metallurgical customers.

Mahale

Mahale is state-owned land, lawfully occupied by the Mahale community. Thaba Chueu Mining currently leases the land pursuant to an agreement with the Majeje Traditional Authority and runs mining operations on the area with mining rights owned by Thaba Chueu Mining and licensed to it. The latest mining right license was granted by the Department of Mineral Resources in 2014 and registered at the mining titles deeds office in 2016. The license is for a 20-year period and will expire in 2035. The total surface area covered by Mahale mine is 329.7 hectares. The lease agreement between Thaba Chueu Mining and the Majeje Traditional Authority will be in force for the entire duration of the mining right or as long as it is economically viable for the lessee to mine. Under the lease agreement, a monthly rent of ZAR 11 per ton is paid to the lessor in the form of a Royalty. Mining volumes increased significantly with the reopening of the Polokwane smelter at the end of 2022, but the mine also continues to supply the eMalahleni smelter with low alkaline quartz. Options are also under investigation to target export High Purity Quartz to the EU in order to act as a counter measure to local mining costs to improve production costs at the smelters going forward. First block quartz trials are envisaged during 2024 at the Polokwane smelter.

Roodepoort

The Roodepoort mining right is held by Ferroglobe’s subsidiary, Silicon Smelters (Pty.), Ltd. (“Silicon Smelters”), and will expire in 2028. In 2009, Silicon Smelters applied for a conversion of the mining right into a new mining right under the South African Mineral and Petroleum Resources Development Act (the “MPRDA”), which came into force in 2004. The new mining right was granted and is valid for the continuation of our mining activities at the Roodepoort mine until 2028. Silicon Smelters is currently in the process of transferring this mining right to its mining subsidiary, Thaba Chueu Mining, in order that all licenses and permits in South Africa are held under this entity.

The total surface area covered by Roodepoort mine is 17.6 hectares. The mining area covers the cobble and block areas. The land in which Roodepoort mine is located is owned by Alpha Sand. A new agreement is in process of drafting to pay Alpha Sand a royalty when mining is expected to resume in 2024. Mining activities were suspended in July 2019 when a decision was taken to stop production at the Polokwane smelter and agreement was reached with the authorities to suspend activities legally until such time when the silicon metal market recovers significantly in order to allow the restart of the Polokwane smelter. With the restart of the Polokwane smelter in November 2022, it is expected that operations at this mine could be restored during 2024.

Fort Klipdam

The land on which Fort Klipdam is located is owned by Silicon Smelters. The mining rights application filed by Silicon Smelters was rejected. Mining operations have been limited to mining permits that were approved for quartz mining, which includes block mine areas. As substantial block reserves have been established, a new application was launched in 2021 for a mining right and the current mining permit was extended to December 2023. An important quantity of block material was mined during Q4 of 2023 in order to secure a minimum of 12 months’ supply to the Polokwane smelter. This was done in anticipation of the expiry of the current mining permit. An agreement was reached with a mining partner that was granted a Prospecting Right, to apply for Mining Permits under Rixhaka mining until the reserve is depleted. This follows an extensive drilling campaign that was performed in 2023.

For further information regarding South African regulations applicable to mining concessions, as well as environmental and other regulations, see “Item 4.B—Laws and regulations applicable to Ferroglobe’s mining operations—South Africa.”

French mining concessions

Soleyron

Ferroglobe France (formerly FerroPem, SAS), a subsidiary of Ferroglobe, previously owned 12.2 hectares of the overall Soleyron quartz mine area. The Saint-Hippolyte de Montaigu Municipality owns the remaining part. Rehabilitation of the site was performed in Q1 2022 and the French administration validated the realized rehabilitation in Q2 2022. With this approval, the Company sold the 12.2 hectares of land to the Saint-Hippolyte de Montaigu Municipality in May 2022.

United States and Canadian concessions

Coal

As of December 31, 2023, we have three active coal mines (two surface mines and one underground mine) located in Knox County, and Whitley County, Kentucky. We also have five inactive permitted coal mines available for extraction located in Kentucky and Alabama. All of our coal mines are leased and the remaining term of the leases range from 2 to 40 years. The majority of the coal production is consumed by the Company’s facilities in the production of silicon metal and silicon-based alloys. As of December 31, 2023, we estimate our proven and probable reserves to be 10,820,000 tons with an average permitted life of 34 years at present operating levels. Present operating levels are determined based on a three-year annual average production rate. Reserve estimates were made by our geologists, engineers and third parties based primarily on drilling studies performed. These estimates are reviewed and reassessed from time to time. Reserve estimates are based on various assumptions, and any material changes in these assumptions could have a material impact on the accuracy of our reserve estimates.

We currently have two coal processing facilities in Kentucky, one of which is inactive. The active facility processes 500,000 tons of coal annually, with a capacity of 2,500,000 tons. The average coal processing recovery rate is 65%.

Quartzite

We have an open-pit quartz mining operation in Lowndesboro, Alabama, with accompanying wash facilities. We also have a concession to mine quartzite in Saint-Urbain, Québec (operated by a third party miner). These mines supply our North American operations with a substantial portion of their requirements for quartzite.

Laws and regulations applicable to Ferroglobe’s mining operations

Spain

In Spain, mining concessions have an average term of 30 years and are extendable for additional 30-year terms, up to a maximum of 90 years. In order to extend the concession term, the concessionaire must file an application with the competent public authority. The application, which must be filed three years prior to the expiration of the concession term, must be accompanied by a detailed report demonstrating the continuity of mineral deposits and the technical ability to extract such deposits, as well as reserve estimates, an overall mining plan for the term of the concession and a detailed description of extraction and treatment techniques. The renewal process is straightforward for a mining company that has been mining the concession regularly. The main impediments to renewal are a lack of mining activity and legal conflicts. Each January, in order to maintain the validity of the mining concession, we are required to submit an annual mining plan detailing the projected development work in the upcoming year to the competent public authority.

Regarding the environmental requirements applicable to Ferroglobe’s mining operations in Spain, each of Conchitina and Conchitina Segunda, Sonia, Esmeralda and Serrabal is subject to an “environmental impact statement” (or “EIS”), issued by the relevant environmental authority and specifically tailored to the environmental features of the relevant mine. The EIS requires compliance with high environmental standards and is based on the environmental impact study performed by the mining concession applicant in connection with each mining project. It is the result of a consultation process involving several public administrations, including cultural, archaeology, landscape, urbanistic, health, agriculture, water and industrial administrations. The EIS sets forth all conditions to be fulfilled by the applicant, which includes the protection of air, water, soil, flora and fauna, landscape, cultural heritage, restoration and the interaction of such elements. The relevant authority verifies compliance with our EIS, which covers mining activities, auxiliary facilities and heaps carried out in a determined perimeter of each mine. The EIS also includes a program of surveillance and environmental monitoring.

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

South Africa

In South Africa, mining rights are valid for a maximum of 30 years and are extendable for one additional 30-year period. Prior to granting and renewing a mining right, the competent authority must be satisfied with the technical and financial capacity of the intended mining operator and the mining work program according to which the operator intends to mine. In addition, a species rescue, relocation and re-introduction plan must be developed and implemented by a qualified person prior to the commencement of excavation, a detailed vegetation and habitat and rehabilitation plan must be developed by a qualified person and a permit must be obtained from the South African Heritage Resource Agency prior to the commencement of excavations. The mining right holder must also compile a labor and social plan for its mining operations and comply with certain additional regulatory requirements relating to, among other things, human resource development, employment equity, housing and living conditions and health and safety of employees, and the usage of water, which must be licensed.

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

The mining right holder must also be in compliance with the Black Economic Empowerment (“BEE”) regulation, a program launched by the South African government to redress certain racial inequalities. In order for a mining right to be granted, a mining company must agree on certain BEE-related conditions with the Department of Mineral and Petroleum Resources. Such conditions relate to, among other things, the company’s ownership and employment equity and require the submission of a social and labor plan. Failure to comply with any of these BEE conditions may have an impact on, among other things, the ability of the mining company to retain the mining right or obtain its renewal upon expiry. In addition, companies subject to BEE must conduct, on an annual basis, a BEE rating audit on several aspects of the business, including black ownership, management control, employment equity, skills development, preferential procurement, enterprise development and socio-economic development. Poor performance on the BEE rating audit may have a negative impact on the company’s ability to do business with other companies, to the extent that a company’s low rating is likely to reduce the rating of its business partners.

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

United States

The Coal Mine Health and Safety Act of 1969 and the Federal Mine Safety and Health Act of 1977 impose stringent safety and health standards on all aspects of mining operations. Certain states in which we operate underground and surface coal mines have state mine safety and health regulations. The Mine Safety and Health Administration (the “MSHA”) inspects mine sites and enforces safety regulations and the Company must comply with ongoing regulatory reporting to the MSHA. Numerous governmental permits, licenses or approvals are required for mining operations. In order to obtain mining permits and approvals from state regulatory authorities, we must submit a reclamation plan for restoring, upon the completion of mining operations, the mined property to its prior or better condition, productive use or other permitted condition. We are also required to establish performance bonds, consistent with state requirements, to secure our financial obligations for reclamation, including removal of mining structures and ponds, backfilling and regrading and revegetation.

Customers and Markets

The following table details the breakdown of Ferroglobe’s revenues by geographic end market for the years ended December 31, 2023, 2022 and 2021, respectively.

	Year ended December 31,
($ thousands)	2023	2022	2021
United States of America	670,854	966,161	515,095
Europe
Spain	169,390	282,387	251,528
Germany	276,333	442,331	292,774
Other European Countries	199,789	423,002	383,578
Total revenues in Europe	645,512	1,147,720	927,880
Rest of the World	333,668	484,035	335,933
Total	1,650,034	2,597,916	1,778,908

Customer base

We have a diversified customer base across our key product categories. Throughout our history, we have built long-lasting relationships with our customers based on the breadth and quality of our product offerings, as well as our ability to frequently offer lower-cost and more reliable supply options than our competitors who do not have production facilities located near the customers’ facilities or production capabilities to meet specific customer requirements. We sell our products to customers in more than 40 countries across six continents, though our largest customer concentration is in the United States and Europe. The average length of our relationships with our top 30 customers exceeds 10 years and, in some cases, such relationships are for as long as 30 years.

For the years ended December 31, 2023, 2022 and 2021, Ferroglobe’s ten largest customers accounted for 50.5%, 50.9% and 48.1% of the Company’s consolidated revenues, respectively.

Customer contracts

Our contracting strategy seeks to ensure significant revenue while remaining flexible to benefit from movement in market pricing and operating efficiencies. Our silicon metal, manganese-based ferroalloys and silicon-based ferroalloys are typically sold under annual and quarterly contracts. Historically, we have targeted to contract 50-65% of our silicon metal, manganese-based ferroalloys production and silicon-based ferroalloy production in the fourth quarter for the following calendar year. In 2023, the majority of our contracts were indexed to market related benchmarks.

The remaining balance of our silicon metal, manganese-based ferroalloys production and our silicon-based ferroalloy production are sold under quarterly contracts or on a spot basis. By selling on a spot basis, we are able to take advantage of premiums for prompt delivery. We believe that our diversified contract portfolio allows us to secure a significant amount of revenues while also allowing us to remain flexible and benefit from unexpected price and demand upticks.

Sales and Marketing Activities

Ferroglobe generally sells the majority of its silicon products under annual or longer-term contracts for silicone producers, and mainly between one month to three months for aluminum producing customers. All contracts generally include a volume framework and price formula based on the spot market price and other elements, such as expected production costs and premiums. Ferroglobe also makes spot sales to customers with whom it does not have a contract as well as through quarterly agreements at prices that generally reflect market spot prices. In addition, Ferroglobe sells certain high-value-

added products at prices that are not directly correlated with the market prices for the metals or alloys from which they are composed.

With the exception of the manganese-based business, the majority of Ferroglobe’s products are sold in Europe and the United States directly by our own sales forces located in Spain, France, Germany and the United States whereas sales in other regions are generally handled by agents. For the manganese-based business, Glencore and Ferroglobe operate under exclusive agency agreements for the marketing of Ferroglobe’s manganese alloys products worldwide, and for the procurement of manganese ores to supply Ferrogloble’s plants.

Competition

Price represents the most significant differentiating and competitive factor in our core industries. Other important factors include the consistency of the chemical and physical specifications, as well as the reliability of supply.

The silicon metal, manganese and silicon-based alloys and specialty metals markets are highly competitive, global markets, in which suppliers are able to reach customers across different geographies, and in which local presence is generally a minor advantage. In the silicon metal market, Ferroglobe’s primary competitors include Chinese producers, which have production capacity that exceeds total worldwide demand. Aside from Chinese producers, Ferroglobe’s competitors include, but are not limited to: (i) Elkem, a Norwegian manufacturer of silicon metal, ferrosilicon, foundry products, silica fumes, carbon products and energy; (ii) Dow Inc., an American company specializing, in silicone and silicon-based technology; (iii) Rima, a Brazilian silicon metal and ferrosilicon producer; (iv) Liasa and Minas Ligas, Brazilian producers of silicon; (v) Wacker, a German chemical business which manufactures silicon in Norway; (vi) Simcoa, in Australia which belongs to the Japanese chemical company Shin-Etsu, a consumer of silicon, as well as several other smaller producers in Bosnia Herzegovina, Iceland, Germany, Malaysia, Russia and Thailand.

In the manganese and silicon alloys market, Ferroglobe’s competitors include Privat Group, a Ukrainian company with operations in Australia, Ghana and Ukraine, Eramet, a French mining and metallurgical group, CHEMK Industrial Group, a Russian conglomerate which is one of the largest silicon-based alloy producers in the world, South 32 (formerly BHP Billiton), a global mining company with operations in Australia and South Africa and Vale, a mining and metals group headquartered in Brazil, Asia Minerals and OM Holdings in Malaysia and Elkem in Norway.

In the silica fumes market, Ferroglobe’s main competitor is Elkem.

Ferroglobe strives to be a highly efficient, low-cost producer, offering competitive pricing and engaging in manufacturing processes that capture most of its production of by-products for reuse or resale. Additionally, through the vertical integration of its quartz mines in Spain, the United States, Canada and South Africa and its metallurgical coal mines in the United States, Ferroglobe has ensured access to high quality raw materials that are essential in silicon metal, manganese- and silicon-based alloys and specialty metals production processes and has been able to gain a competitive advantage against our competition by reducing our costs.

Research and Development (R&D)

Ferroglobe is committed to advancing novel products, cutting-edge technologies, and innovative production processes to enhance value for our stakeholders and align with worldwide megatrends, particularly the transition towards green energy. We maintain specialized teams dedicated to R&D and technology, while also fostering collaborative partnerships through agreements with universities and research institutes in Spain, France, and other global locations. The ensuing section provides an overview of Ferroglobe's noteworthy and continuous research and development initiatives.

ELSA electrode

Ferroglobe has pioneered a patented technology for electrodes employed in silicon metal furnaces, successfully marketing it to numerous prominent silicon producers worldwide. Recognized as the ELSA electrode, this technology plays a pivotal role in enhancing energy efficiency during the silicon metal production process while eradicating iron contamination.

Ferroglobe has extended the privilege to utilize the ELSA electrode to these producers, subject to the payment of royalties to Ferroglobe. The company remains dedicated to ongoing investments in ELSA to uphold its innovativeness and ensure continual advancement in the process.

Silicon for advanced technologies– Li-ion batteries

Ferroglobe initiated the Silicon for Advanced Technologies project, with the objective of manufacturing customized, silicon-based products tailored for high-end applications. Among the diverse applications being targeted, the most promising market is that of anodic materials for Li-ion batteries. In this specific domain, Ferroglobe has developed high-purity silicon powder, available in various purities and sizes, intended for use as raw material in the production of anodic active materials such as silicon/carbon composites (Si/C) or silicon monoxide (SiOx). These materials, Si/C and SiOx, are incorporated in small proportions in the anodes of lithium-ion batteries.

Ferroglobe is actively engaged in advancing the next-generation technology involving pure silicon anodes. In this endeavor, we are in the process of formulating specialized grades of micro and submicrometric silicon, designed for direct application in the anode with specific treatments. To facilitate the treatments and conduct electrochemical testing, Ferroglobe has established collaborative agreements with select companies and research institutes.

In this project, we have harnessed the purification technologies pioneered for the solar grade silicon initiative, all of which are protected by patents. These technologies, boasting industrial viability, cost-effectiveness, and a minimal carbon footprint, position Ferroglobe as a frontrunner in this emerging market. Our Innovation Centre in Sabón, Spain, houses the inaugural demonstration milling unit, while multiple industrial purification units are operational in Montricher, France, and Puertollano, Spain.

High purity manganese sulphate – Battery grade

Manganese emerges as an upcoming cathodic material, given its abundance, cost-effectiveness in contrast to cobalt and nickel, potential for higher voltages, and increased energy density. Several years ago, Ferroglobe secured a patent for a process to generate electrolytic manganese metal, starting from off-specification materials derived from manganese alloy production. Building upon this process and leveraging our expertise, Ferroglobe Innovation is currently in the process of developing supplementary purification steps to achieve battery grade manganese sulphate monohydrate.

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

Regulatory Matters

Environmental and health and safety

Ferroglobe operates facilities worldwide, which are subject to foreign, national, regional, provincial and local environmental, health and safety laws and regulations, including, among others, those requirements governing the discharge of materials into the environment, the generation, use, storage and disposal of hazardous substances, the extraction and use of water, land use, reclamation and remediation and the health and safety of Ferroglobe’s employees. These laws and regulations require Ferroglobe to obtain permits from governmental authorities to conduct its regulated activities. Such permits may be subject to modification or revocation by such authorities.

Ferroglobe may not always be in full compliance with such laws, regulations and permits, although Ferroglobe is not aware of any material past or current noncompliance. Failure to comply with these laws, regulations and permits may result in the assessment of administrative, civil and criminal penalties or other sanctions by regulators, the imposition of obligations to conduct remediation or upgrade or install pollution or dust control equipment, the issuance of injunctions limiting or preventing Ferroglobe’s activities, legal claims for personal injury or property damages, and other liabilities.

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

Some environmental laws assess liability on current or previous owners or operators of real property for the cost of removal or remediation of hazardous substances. In addition to cleanup, cost recovery or compensatory actions brought by foreign, national, regional, provincial and local agencies, neighbors, employees or other third parties could make personal injury, property damage or other private claims relating to the presence or release of hazardous substances. Environmental laws often impose liability even if the owner or operator did not know of, or did not cause, the release of hazardous substances. Persons who arrange for the disposal or treatment of hazardous substances also may be responsible for the cost of removal or remediation of these substances. Such persons can be responsible for removal and remediation costs even if they never owned or operated the disposal or treatment facility. In addition, such owners or operators of real property and persons who arrange for the disposal or treatment of hazardous substances can be held responsible for damages to natural resources.

There are a variety of laws and regulations in place or being considered at the international, national, regional, provincial and local levels of government that restrict or are reasonably likely to result in limitations on, or additional costs related to, emissions of carbon dioxide and other greenhouse gases. These legislative and regulatory developments may cause Ferroglobe to incur material costs to reduce the greenhouse gas emissions from its operations (through additional environmental control equipment or retiring and replacing existing equipment) or to obtain emission allowance or credits, or result in the incurrence of material taxes, fees or other governmental impositions on account of such emissions. In addition, such developments may have indirect impacts on Ferroglobe’s operations, which could be material. For example, they may impose significant additional costs or limitations on electricity generators, which could result in a material increase in energy costs. Restrictions in water usage are also expected in the near future, with water reduction programs becoming mandatory for certain of our plants. Open cooling systems will be less tolerated by the regulators.

For a summary of regulatory matters applicable to Ferroglobe’s mining operations, see “Item 4.B—Laws and regulations applicable to Ferroglobe’s mining operations.”

Energy and electricity generation

Ferroglobe operates hydroelectric plants in France under a concession system, which are subject to energy, environmental, health and safety laws and regulations, including those governing the generation of electricity and the use of water and river basins. These laws and regulations require Ferroglobe to obtain from the French State a Prefectural decree granting the operation to Ferroglobe according to the specifications of the concession.

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

In June 2020, Ferroglobe USA, Inc. (formerly Globe Specialty Metals, Inc.) (“Ferroglobe USA”) petitioned the U.S. Department of Commerce (“Commerce”) and the U.S. International Trade Commission (“ITC”) to stop silicon metal producers in Bosnia and Herzegovina, Iceland, Malaysia and Kazakhstan from selling unfairly priced and subsidized silicon metal imports into the United States. These cases were successful, and in April 2021, Commerce issued formal antidumping orders on all imports from Bosnia and Herzegovina and Iceland, and a formal countervailing duty order on all imports from Kazakhstan. A formal antidumping duty order was issued with respect to all imports from Malaysia in August 2021. These orders will remain in place for at least five years.  Currently, an appeal of the 2021 Kazakhstan determination remains pending before the United States Court of Appeals for the Federal Circuit. Additionally, periodic reviews are underway at Commerce concerning imports from Malaysia.

In June 2020, the Russia silicon metal antidumping duty order was renewed for another five years after Commerce and the ITC determined that revocation of the order would lead to continued or recurrent dumping and injury to the U.S. industry.  Similarly, in November 2023, the China antidumping duty order was renewed for another five years after the ITC and Commerce determined that revocation of the order on Chinese silicon metal imports would lead to continued or recurrent dumping and injury to the U.S. industry.

In September 2023, a bipartisan bill was introduced in the U.S. Senate and subsequently in the House of Representatives to enact a 35% tariff on imports of Russian and Belarusian ferrosilicon. The legislation remains under consideration in both chambers.

In March 2024, Ferroglobe USA petitioned Commerce and the ITC to stop ferrosilicon producers in Brazil, Kazakhstan, Malaysia, and Russia from selling unfairly priced and subsidized ferrosilicon imports into the United States. These proceedings are ongoing and are subject to specific statutory deadlines.  The ITC’s preliminary determination will be rendered in May 2024.  Commerce’s preliminary countervailing duty (subsidies) determinations may be rendered as early as June 2024, and its preliminary antidumping duty determinations may be rendered as early as September 2024.  Formal countervailing duty and antidumping duty orders could be issued as early as October 2024 and January 2025, respectively.  These deadlines may be extended by operation of law.

In Canada, antidumping and countervailing duties covering silicon metal imports from China are in effect. A five-year expiry review of the Canadian antidumping/countervailing duty order covering silicon metal imports from China will begin in the first half of 2024.

In the European Union, antidumping duties are in place covering silicon metal and calcium silicon imports from China, and ferrosilicon imports from China and Russia. In June 2020, the European Commission renewed the antidumping orders on ferrosilicon from China and Russia for five years.  In August 2022, following an expiry review the European Commission extended the antidumping duties on silicon metal imports from China for another five-year period.  On March 23, 2022, the European Commission imposed definitive antidumping duties on calcium silicon imports from China for a five-year period.

Seasonality

Electrometallurgy

Due to the cyclicality of energy prices and the energy-intensive nature of the production processes for silicon metal, manganese- and silicon-based alloys and specialty metals, in certain instances Ferroglobe does not operate its electrometallurgy plants during certain periods when energy prices are at their peak. Demand for Ferroglobe’s manganese- and silicon-based alloy and specialty metals products is lower during these same periods as its customers also tend to suspend their energy-intensive production processes involving Ferroglobe’s products. As a result, sales within particular geographic regions are subject to seasonality.

C.    Organizational structure.

For a list of subsidiaries and ownership structure see “Note 2. Organization and Subsidiaries” to our consolidated financial statements.

D.    Property, Plant and Equipment.

See “Item 4. Information on the Company—B. Business Overview.”

ITEM 4A.     UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    Operating Results

Introduction

You should read the following management’s discussion and analysis of our financial condition and results of operations together with our consolidated financial statements, including the notes thereto, included in this Annual Report. The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which might differ in material respects from generally accepted accounting principles in other jurisdictions. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Item 3. Key information—D. Risk factors” and elsewhere in this Annual Report.

Principal Factors Affecting Our Results of Operations

Sale prices

Ferroglobe’s operating performance is highly correlated to the demand for our products, market prices and costs to serve in a globally competitive environment. Ferroglobe follows a pricing policy aimed at maintaining balance between exposure to termed contracts, based on formula pricing, and to the spot market. This approach allows Ferroglobe to remain flexible in adjusting its production and sales footprint depending on changing market conditions, which traditionally have been volatile.

During 2023, demand across our segments was impacted by the ongoing decline in market price, which had peaked in the prior years due to the re-filling of value chains after the COVID-19 pandemic. The end market demand concerns were exacerbated by the higher interest and inflation rate environment. Additionally, lower market demand continued into the second half of 2023.

Silicon metal pricing declined during the year in line with demand across global value chains such as the chemical, aluminum, and other commodity sectors. Pricing across Europe and Asia has converged while the US still carries a premium. The drop in demand has forced producers to adjust their production, in an effort to attenuate the downward trend in silicon prices that began in mid-2022. The Company has further noticed a trend reversal commencing in Q4 2023. Ferroalloy prices followed a similar trend, recovering in Q4 2023 as a result of improved steel production in the EU and supply chain disruptions.

Since 2020, the manganese-based alloy pricing spreads, over ore, recovered through mid-2022 and have since returned to near historical levels in late 2023 due to weaker demand of steel across Europe.

Our ferrosilicon business pricing declined in 2023 in line with the weakening demand in steel going into the construction and automotive sectors. Further investments were limited by the higher interest and inflation rate environment.

Cost of raw materials

The main raw materials sourced by Ferroglobe are quartz, manganese ore, coal, metallurgical coke, wood and charcoal. Manganese ore is the largest component of the cost base for manganese-based alloys. In 2023, more than 35% of Ferroglobe’s total $112.6 million in expenses with respect to manganese ore fell under an annual commitment (33% of $187.8 million in 2022 and 27% of $133.48 million in 2021), while the remaining was purchased on a spot basis.

In 2023, coal represented a $191.3 million expense for Ferroglobe ($179.5 million in 2022 and %137.4 million in 2021). Metallurgical coke, used for manganese alloys production, represented a total purchase volume of $41.5 million in 2023 ($72.9 million in 2022 and $47.5 million in 2021). Wood is both an important element for both the production of silicon alloys and the production of charcoal, which is used as a carbon reductant at Ferroglobe’s South African operations. Ferroglobe’s wood expense amounted to $40.7 million, $37.8 million and $36.8 million in 2023, 2022 and 2021, respectively. Ferroglobe sourced the majority of our quartz needs globally from its own mines in Spain, South Africa, the Unites States and Canada. Total quartz consumption in 2023, 2022 and 2021 represented an expense of $76.7 million, $90.4 million and $87.8 million, respectively.

Power

Power generally constitutes one of the largest expenses for most of Ferroglobe’s products. Ferroglobe focuses on minimizing energy prices and unit consumption throughout its operations through active management of our energy procurement and by concentrating its silicon and manganese-based alloy production during periods when energy prices are lower. In 2023, Ferroglobe’s total power consumption was 5,834 gigawatt-hours (6,431 in 2022), with power contracts that vary across its operations and geographies.

Energy pricing gradually improved in 2023 after process peaked in 2022 due to the turmoil created by the conflict in Ukraine. With improved production in European countries, especially nuclear power production in France, together with reduced consumption in most countries, prices declined throughout the year in Europe. Other geographies remain relatively stable in both availability and prices except in South Africa where load shedding has been more common than in previous years.

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

Regulatory changes

See “Item 4.B.—Business Overview—Regulatory Matters.”

Comparison of the years ended December 31, 2023 and 2022

	Year ended December 31,
($ thousands)	2023	2022
Sales	1,650,034	2,597,916
Raw materials and energy consumption for production	(879,286)	(1,285,086)
Other operating income	100,992	147,356
Staff costs	(305,859)	(314,810)
Other operating expense	(270,090)	(346,252)
Depreciation and amortization charges	(73,532)	(81,559)
Impairment (loss)	(25,290)	(56,999)
Other (loss)	(29)	(19)
Operating profit	196,940	660,547
Finance income	5,422	2,274
Finance costs	(38,793)	(61,015)
Exchange differences	(7,551)	(9,995)
Profit before tax	156,018	591,811
Income tax (expense)	(57,540)	(147,983)
Profit for the year	98,478	443,828
Profit attributable to non-controlling interests	15,816	3,514
Profit attributable to the Parent	82,662	440,314

Sales

Sales decreased $947,882 thousand, or 36.5%, from $2,597,916 thousand for the year ended December 31, 2022 to $1,650,034 thousand for the year ended December 31, 2023. The decrease in our sales results is primarily attributable to lower volumes across our product portfolio and lower pricing of our main products.

Sales revenue decreased across all major products in 2023. Silicon metal sales revenue decreased $394,053 thousand, or 35.3%, and average selling prices of silicon metal decreased by 30.3% to $3,715/MT in 2023 from $5,332/MT in 2022. Total shipments of silicon metal decreased by 7.1% due to weak demand in chemicals and aluminum in Europe.

Silicon-Based Alloys sales revenue decreased $263,502 thousand, or 35%, and average selling prices decreased by 30.6% to $2,562/MT in 2023 from $3,694/MT in 2022. Total shipments decreased by 6.2% driven by weak demand from steel manufacturers.

Manganese-Based Alloys sales revenue decreased $266,199 thousand, or 50.7%, and average selling prices decreased by 35.8% to $1,141/MT in 2023, compared to $1,778/MT in 2022. Total shipments decreased by 23.1% due to production adjustments in Spain as a result of high energy prices, and lower-cost imports introducing higher pressure from Asia.

Raw materials and energy consumption for production

Raw materials and energy consumption for production decreased $405,800 thousand, or 31.6%, from $1,285,086 thousand for the year ended December 31, 2022 to $879,286 thousand for the year ended December 31, 2023, primarily due to the reduction in sales and our agreement with EDF regarding the electricity pricing mechanism as well as the ARENH benefit of $186,211 thousand, which has been recorded as an offset to “raw materials and energy consumption for production.” As mentioned earlier, this benefit was primarily based on favorable electricity pricing, even negative, that we had agreed with EDF during time periods when demand for electricity was highest. We had not agreed a similar pricing mechanism for 2022. During 2023, raw materials and energy consumption for production as a percentage of sales was 53%, compared to 49% in 2022. The increase was driven by lower sales pricing.

Other operating income

Other operating income decreased $46,364 thousand, or 31.5%, from $147,356 thousand for the year ended December 31, 2022 to $100,992 thousand for the year ended December 31, 2023, mainly due to the benefit received from our French energy provider to stop production in Q4 2022 amounting to $42,219 thousand and lower income recognized in 2023 related to the carbon dioxide emission allowances amounting to $8,635 thousand.

Staff costs

Staff costs decreased $8,951 thousand, or 2.8%, from $314,810 thousand for the year ended December 31, 2022 to $305,859 thousand for the year ended December 31, 2023. This decrease is primarily due to a lower variable remuneration driven by the lower results in 2023.

Other operating expense

Other operating expense decreased $76,182 thousand, or 22.0%, from $346,252 thousand for the year ended December 31, 2022 to $270,090 thousand for the year ended December 31, 2023, driven by a decrease in distribution costs amounting to $26,831 thousand, a result of lower sales volumes, a reduction of services of independent professionals amounting to $33,865 thousand and lower carbon dioxide cost for a total of $18,351 thousand.

Depreciation and amortization charges

Depreciation and amortization charges decreased $8,027 thousand or 9.8%, from $81,559 thousand for the year ended December 31, 2022 to $73,532 thousand for the year ended December 31, 2023. The decrease in depreciation is driven by the impairments of assets recognized in 2022, amounting to $56,999 thousand.

Impairment (loss) gain

Impairment losses decreased $31,709, from a loss of $56,999 thousand for the year ended December 31, 2022 to $25,290 thousand for the year ended December 31, 2023.

During the year ended December 31, 2023 the Company recognized an impairment of $21,008 thousand in relation to our Selma facility in the U.S, an impairment of $1,570 thousand relating to our Boo facility in Spain and an impairment of $3,619 thousand relating to our Cee-Dumbria facility in Spain.

During the year ended December 31, 2022 the Company recognized an impairment of $56,999 thousand in relation to an impairment of $5,994 thousand relating to our Château Feuillet facility in France, an impairment of $11,559 thousand relating to our Boo facility in Spain, an impairment of $5,915 thousand relating to our Cinca facility in Spain, an impairment of $20,034 thousand relating to our Cee facility in Spain, an impairment of $15,749 thousand relating to our Mo I Rana facility in Norway, impairment amounting to $5,514 thousand relating to our asset in Puertollano, Spain, an impairment reversal of $2,750 thousand relating to our mining business in  South Africa alongside, and an impairment reversal of $5,017 thousand relating to our Polokwane facility also located in South Africa.

Finance income

Finance income increased $3,148 thousand, or 138.4%, from $2,274 thousand for the year ended December 31, 2022 to $5,422 thousand for the year ended December 31, 2023. The increase is driven by the interest received on money market funds.

Finance costs

Finance costs decreased $26,871 thousand, or 44.0%, from $61,015 thousand for the year ended December 31, 2022 to $34,144 thousand for the year ended December 31, 2023. The decrease is primarily due to the partial redemption of the

Reinstated Notes by $150.0 million in July 2023 and the early partial repayment of $17.4 million of Reindus loan in February  2023.

Exchange differences

Exchange differences decreased $2,444 thousand, or 24.5% from $9,995 thousand for the year ended December 31, 2022 to $7,551 thousand for the year ended December 31, 2023, primarily due to the EUR-USD exchange rate.

Income tax (expense) benefit

Income tax expense decreased $90,443 thousand, from an income tax expense of $147,983 thousand for the year ended December 31, 2022 to an income tax expense of $57,540 thousand for the year ended December 31, 2023. The variance is primarily due to a lower income tax recorded in 2023, mainly in the United States by $7,825 thousand recorded in 2023 compared to $68,104 thousand in 2022 and in Canada by $6,226 thousand recorded in 2023 compared to $27,209 thousand in 2022, both driven by higher profit before tax in 2022.

Segment operations

Operating segments are based upon the Company’s management reporting structure. As such, we report our results in accordance with the following segments:

●	North America – Silicon Metals
●	North America – Silicon Alloys
●	Europe – Manganese
●	Europe – Silicon Metals
●	Europe – Silicon Alloys
●	South Africa – Silicon Metals
●	South Africa – Silicon Alloys
●	Other segments

North America – Silicon Metals

	Year ended December 31,
($ thousands)	2023	2022
Sales	505,472	671,290
Raw materials and energy consumption for production	(313,162)	(305,545)
Other operating income	6,605	6,464
Staff costs	(67,160)	(61,378)
Other operating expense	(44,304)	(33,708)
Depreciation and amortization charges	(32,313)	(33,708)
Impairment (loss)	(21,008)	—
Other (loss)	(71)	(522)
Operating (loss) profit	34,059	242,893

Sales

Sales decreased $165,818 thousand, or 24.7%, from $671,290 thousand for the year ended December 31, 2022 to $505,472 thousand for the year ended December 31, 2023 and average selling prices decreased by 30.4% to $3,968/MT in 2023 from $5,700/MT in 2022. Total shipments of silicon metal remain stable in 2023 compared to 2022.

Raw materials and energy consumption for production

Raw materials and energy consumption increased $7,617 thousand, or 2.5%, from $305,545 thousand for the year ended December 31, 2022 to $313,162 thousand for the year ended December 31, 2023. The increase in our raw materials and energy consumption for production is due to higher raw material costs.

Other operating income

Other operating income increased $141 thousand, or 2.2%, from $6,464 thousand for the year ended December 31, 2022 to $6,605 thousand for the year ended December 31, 2023.

Staff costs

Staff costs increased $5,782 thousand, or 9.4%, from $61,378 thousand for the year ended December 31, 2022 to $67,160 thousand for the year ended December 31, 2023. The increase is primarily due to a higher number of employees in 2023.

Other operating expense

Other operating expense increased $10,596 thousand, or 31.4%, from $33,708 thousand for the year ended December 31, 2022 to $44,304 thousand for the year ended December 31, 2023, primarily due to the agreement in its partnerships with Dow Corning.

Depreciation and amortization charges

Depreciation and amortization charges decreased $1,395 thousand, or 4.1%, from $33,708 thousand for the year ended December 31, 2022 to $32,313 thousand for the year ended December 31, 2023.

Impairment (loss)

The Company recorded an impairment loss of $21,008 thousand for the year ended December 31, 2023 associated with the idling of our Selma facility in the U.S.

North America – Silicon Alloys

	Year ended December 31,
($ thousands)	2023	2022
Sales	283,180	339,414
Raw materials and energy consumption for production	(165,193)	(68,490)
Other operating income	3,896	122
Staff costs	(37,744)	(41,923)
Other operating expense	(26,840)	(37,859)
Depreciation and amortization charges	(15,183)	(15,135)
Other (loss)	(115)	(126)
Operating profit	42,001	176,003

Sales

Sales decreased $56,234 thousand, or 16.6%, from $339,414 thousand for the year ended December 31, 2022 to $283,180 thousand for the year ended December 31, 2023 and average selling prices decreased by 38.2% to $2,936/MT in 2023 from $4,747/MT in 2022. Total shipments increased by 16%.

Raw materials and energy consumption for production

Raw materials and energy consumption increased $96,703 thousand, or 141.2%, from $68,490 thousand for the year ended December 31, 2022 to $165,193 thousand for the year ended December 31, 2023. The increase in our raw materials and energy consumption for production is mainly due to higher raw material prices and the increase in overall shipments.

Other operating income

Other operating income increased $3,774 thousand, or 3093.4%, from $122 thousand for the year ended December 31, 2022 to $3,896 thousand for the year ended December 31, 2023. This income relates primarily to the commissions charged to other group companies that are eliminated during the consolidation process.

Staff costs

Staff costs decreased $4,179 thousand, or 10.0%, from $41,923 thousand for the year ended December 31, 2022 to $37,744 thousand for the year ended December 31, 2023. The decrease is primarily due to lower variable remuneration driven by our lower results in 2023.

Other operating expense

Other operating expense decreased $11,019 thousand, or 29.1%, from $37,859 thousand for the year ended December 31, 2022 to $26,840 thousand for the year ended December 31, 2023. The decrease is primarily due to litigation provisions recorded in 2022 that were settled during 2023.

Depreciation and amortization charges

Depreciation and amortization charges increased $48 thousand, or 0.3%, from $15,135 thousand for the year ended December 31, 2022 to $15,183 thousand for the year ended December 31, 2023.

Europe - Manganese

	Year ended December 31,
($ thousands)	2023	2022
Sales	277,508	701,140
Raw materials and energy consumption for production	(183,839)	(541,034)
Other operating income	36,628	42,882
Staff costs	(28,326)	(28,996)
Other operating expense	(69,897)	(111,741)
Depreciation and amortization charges	(7,835)	(13,005)
Impairment (loss)	(1,571)	(33,222)
Other gain (loss)	1	(178)
Operating profit	22,669	15,846

Sales

Sales decreased $423,632 thousand or 60.4%, from $701,140 thousand for the year ended December 31, 2022 to $277,508 thousand for the year ended December 31, 2023, driven by a decrease in average selling prices by 35.8% to $1,141/MT in 2023 from $1,778/MT in 2022. Total shipments decreased by 23.1%. Additionally, sales of other products decreased in 2023 in both volumes and average sales prices.

Raw materials and energy consumption for production

Raw materials and energy consumption decreased $357,195 thousand, or 66.0%, from $541,034 thousand for the year ended December 31, 2022 to $183,839 thousand for the year ended December 31, 2023, mainly due to the French energy agreement benefit as discussed above and recorded in 2023 amounting to $54,380 thousand and the decrease in overall shipments.

Other operating income

Other operating income decreased $6,254 thousand, or 14.6%, from $42,882 thousand for the year ended December 31, 2022 to $36,628 thousand for the year ended December 31, 2023, primarily driven by the energy compensation received in France in 2022.

Staff costs

Staff costs decreased $670 thousand or 2.3%, from $28,996 thousand for the year ended December 31, 2022 to $28,326 thousand for the year ended December 31, 2023.

Other operating expense

Other operating expense decreased $41,844 thousand, or 37.4%, from $111,741 thousand for the year ended December 31, 2022 to $69,897 thousand for the year ended December 31, 2023, primarily driven by a decrease in distribution costs linked to lower volumes in 2023 compared to 2022.

Depreciation and amortization charges

Depreciation and amortization charges decreased $5,170 thousand, or 39.8%, from $13,005 thousand for the year ended December 31, 2022 to $7,835 thousand for the year ended December 31, 2023, primarily due to the impairments recorded in 2022 in our facilities in Boo, Monzón and Mo I Rana.

Impairment (loss)

Impairment losses decreased by $31,651 thousand, from a loss of $33,222 thousand for the year ended December 31, 2022 to a loss of $1,571 thousand for the year ended December 31, 2023. During 2023, the Company recorded an impairment in our facility in Boo (Spain), of $1,570 thousand, while in 2022 we recorded an impairment of $11,559 thousand, and an impairment in our facilities in Monzón (Spain), and Mo I Rana (Norway) of $5,915 thousand and $15,749 thousand, respectively.

Europe – Silicon Metals

	Year ended December 31,
($ thousands)	2023	2022
Sales	307,230	536,753
Raw materials and energy consumption for production	(103,304)	(241,936)
Other operating income	40,321	76,255
Staff costs	(79,114)	(81,175)
Other operating expense	(71,632)	(99,513)
Depreciation and amortization charges	(6,325)	(4,605)
Other gain	79	230
Operating (loss) profit	87,255	186,009

Sales

Sales decreased $229,523 thousand or 42.8%, from $536,753 thousand for the year ended December 31, 2022 to $307,230 thousand for the year ended December 31, 2023 and average selling prices decreased by 31.2% to $3,422/MT in 2023 from $4,978/MT in 2022. Total shipments decreased by 24%.

Raw materials and energy consumption for production

Raw materials and energy consumption decreased $138,632 thousand, or 57.3%, from $241,936 thousand for the year ended December 31, 2022 to $307,230 thousand for the year ended December 31, 2023. Raw materials and energy consumption decreased driven by the French energy agreement benefit recorded in 2023 amounting to $96,816 thousand and the decrease in overall shipments.

Other operating income

Other operating income decreased $35,934 thousand, or 47.1%, from $76,255 thousand for the year ended December 31, 2022 to $40,321 thousand for the year ended December 31, 2023, primarily due to energy compensation received in France in 2023 and lower income related to the carbon dioxide emission allowances recognized in 2023.

Staff costs

Staff costs decreased $2,061 thousand or 2.5%, from $81,175 thousand for the year ended December 31, 2022 to $79,114 thousand for the year ended December 31, 2023. The decrease is primarily due to a lower variable remuneration driven by our lower results during 2023.

Other operating expense

Other operating expense decreased $27,881 thousand, or 28.0%, from $99,513 thousand for the year ended December 31, 2022 to $71,632 thousand for the year ended December 31, 2023, primarily driven by a decrease in distribution costs due to lower product volumes in 2023 compared to 2022.

Depreciation and amortization charges

Depreciation and amortization charges increased $1,720 thousand, or 37.4%, from $4,605 thousand for the year ended December 31,2022 to $6,325 thousand for the year ended December 31, 2023, primarily due to property, plant and equipment additions.

Europe – Silicon Alloys

	Year ended December 31,
($ thousands)	2023	2022
Sales	216,465	259,419
Raw materials and energy consumption for production	(108,409)	(139,687)
Other operating income	21,149	23,622
Staff costs	(42,069)	(50,467)
Other operating expense	(44,132)	(33,265)
Depreciation and amortization charges	(3,005)	(8,086)
Impairment (loss)	(3,619)	(26,028)
Other gain	47	82
Operating (loss) profit	36,427	25,590

Sales

Sales decreased $42,954 thousand or 16.6%, from $259,419 thousand for the year ended December 31, 2022 to $216,465 thousand for the year ended December 31, 2023, and average selling prices decreased by 14,6% to $2,766/MT in 2023 from $3,240/MT in 2022. Total shipments decrease by 4.3%.

Raw Materials and energy consumption for production

Raw Materials and energy consumption decreased $31,278 thousand, or 22.4%, from $139,687 thousand for the year ended December 31, 2022 to $108,409 thousand for the year ended December 31, 2023. Raw materials and energy consumption decreased driven by the French energy agreement benefit recorded in 2023 amounting to $35,001 thousand.

Other operating income

Other operating income decreased $2,473 thousand, or 10.5%, from $23,622 thousand for the year ended December 31, 2022 to $21,149 thousand for the year ended December 31, 2023, primarily due to energy compensation received in France in 2022.

Staff costs

Staff costs decreased $8,398 thousand or 16.6%, from $50,467 thousand for the year ended December 31, 2022 to $42,069 thousand for the year ended December 31, 2023. The decrease is due to lower variable remuneration driven by the lower results in 2023.

Other operating expense

Other operating expense increased $10,867 thousand, or 32.7%, from $33,265 thousand for the year ended December 31, 2022 to $44,132 thousand for the year ended December 31, 2023, primarily attributable to restructuring and legal provisions associated with the disposal of our Chateau Feuillet facility.

Depreciation and amortization charges

Depreciation and amortization charges decreased $5,081 thousand, or 62.8%, from $8,086 thousand for the year ended December 31, 2022 to $3,005 thousand for the year ended December 31, 2023.

Impairment (loss)

Impairment loss decreased by $22,409 thousand, from a loss of $26,028 thousand for the year ended December 31, 2022 to a loss of $3,619 thousand for the year ended December 31, 2023. During the year ended December 31, 2023, the Company recognized an impairment of $3,619 thousand in relation to our tolling agreement with the plant in Cee, Spain, while in 2022 we recorded an impairment of $20,034 thousand. Additionally in 2022 we also recorded an impairment of $5,994 thousand at the Château Feuillet facility in France.

South Africa – Silicon Metals

	Year ended December 31,
($ thousands)	2023	2022
Sales	50,071	17,337
Raw materials and energy consumption for production	(44,003)	(9,270)
Other operating income	594	156
Staff costs	(5,007)	(1,736)
Other operating expense	(11,223)	(2,649)
Depreciation and amortization charges	(1,840)	(748)
Impairment gain	478	5,357
Operating profit	(10,930)	8,447

Sales

Sales increased $32,734 thousand, or 188.8%, from $17,337 thousand for the year ended December 31, 2022 to $50,071 thousand for the year ended December 31, 2023, mainly due to the restarting of the Polokwane facility.

Raw materials and energy consumption for production

Raw materials and energy consumption increased $34,733 thousand, or 374.7%, from $9,270 thousand for the year ended December 31, 2022 to $44,003 thousand for the year ended December 31, 2023, driven by the increase in product volumes sold during 2023 due to incremental cost associated with the ramping up and restarting of the Polokwane facility.

Other operating income

Other operating income increased $438 thousand, or 280.8%, from $156 thousand for the year ended December 31, 2022 to $594 thousand for the year ended December 31, 2023.

Staff costs

Staff costs increased $3,271 thousand, or 188.4%, from $1,736 thousand for the year ended December 31, 2022 to $5,007 thousand for the year ended December 31, 2023. The increase in mainly due to the restarting of the Polokwane facility.

Other operating expense

Other operating expense increased $8,574 thousand, or 323.7%, from $2,649 thousand for the year ended December 31, 2022 to $11,223 thousand for the year ended December 31, 2023. The increase in mainly due to the higher commercial expenses associated with higher volumes sold during 2023.

Depreciation and amortization charges

Depreciation and amortization charges increased $1,092 thousand, or 146.0%, from $748 thousand for the year ended December 31, 2022 to $1,840 thousand for the year ended December 31, 2023.

Impairment gain

Impairment gain decreased $4,879 thousand, from $5,357 thousand for the year ended December 31, 2022 to $478 thousand for the year ended December 31, 2023. This variance is mainly due to the partial reversal of the Polokwane impairment of $5,017 thousand recorded in 2022.

South Africa – Silicon Alloys

	Year ended December 31,
($ thousands)	2023	2022
Sales	109,684	122,262
Raw materials and energy consumption for production	(82,201)	(65,373)
Other operating income	(142)	66
Staff costs	(10,412)	(11,652)
Other operating expense	(10,718)	(13,193)
Depreciation and amortization charges	(4,056)	(5,278)
Impairment gain	—	2,408
Operating profit	2,155	29,240

Sales

Sales decreased $12,578 thousand, or 10.3%, from $122,262 thousand for the year ended December 31, 2022 to $109,684 thousand for the year ended December 31, 2023. Average selling prices decreased by 23.9% to $2,087/MT in 2023 from $2,740/MT in 2022. Total shipments of silicon metal remain stable in 2023 compared to 2022.

Raw materials and energy consumption for production

Raw materials and energy consumption for production increased $16,828 thousand, or 25.8%, from $65,373 thousand for the year ended December 31, 2022 to $82,201 thousand for the year ended December 31, 2023. The increase is attributed to the higher energy cost.

Other operating income

Other operating income decreased $208 thousand, or 315.5%, from $66 thousand for the year ended December 31, 2022 to $142 thousand for the year ended December 31, 2023.

Staff costs

Staff costs decreased $1,240 thousand, from $11,652 or 10.7% thousand for the year ended December 31, 2022 to $10,412 thousand for the year ended December 31, 2023.

Other operating expense

Other operating expense decreased $2,475 thousand, or 18.8%, from $13,193 thousand for the year ended December 31, 2022 to $10,718 thousand for the year ended December 31, 2023.

Depreciation and amortization charges

Depreciation and amortization charges decreased $1,222 thousand, or 23.1%, from $5,278 thousand for the year ended December 31, 2022 to $4,056 thousand for the year ended December 31, 2023.

Impairment gain

Impairment gain decreased $2,408 thousand, or 100%, from $2,408 thousand for the year ended December 31, 2022 to nil for the year ended December 31, 2023. This variance is primarily due to the reversal of the Thaba Chueu Mining, Ltd impairment recorded in 2022.

Other segments

	Year ended December 31,
($ thousands)	2023	2022
Sales	54,921	81,560
Raw materials and energy consumption for production	(35,280)	(46,759)
Other operating income	50,655	59,840
Staff costs	(36,027)	(37,483)
Other operating expense	(48,309)	(74,626)
Depreciation and amortization charges	(2,975)	(994)
Impairment gain (loss)	430	(5,514)
Other gain	30	495
Operating (loss)	(16,555)	(23,481)

Sales

Sales decreased $26,639 thousand, or 32.7%, from $81,560 thousand for the year ended December 31, 2022 to $54,921 for the year ended December 31, 2023, primarily due to a decrease in selling prices for our products.

Raw materials and energy consumption for production

Raw materials and energy consumption for production decreased $11,479 thousand, or 24.5%, from $46,759 thousand for the year ended December 31, 2022 to $35,280 thousand for the year ended December 31, 2023, primarily due to lower costs as consequence of the lower production volumes.

Other operating income

Other operating income decreased $9,185 thousand, or 15.3%, from $59,840 thousand for the year ended December 31, 2022 to $50,655 thousand for the year ended December 31, 2023, primarily due to an increase in the allocation of management fee charges that are eliminated during the consolidation process.

Staff costs

Staff costs decreased $1,456 thousand, or 3.9%, from $37,483 thousand for the year ended December 31, 2022 to $36,027 thousand for the year ended December 31, 2023.

Other operating expense

Other operating expense decreased $26,317 thousand, or 35.3%, from $74,626 thousand for the year ended December 31, 2022 to $48,309 for the year ended December 31, 2023, primarily due to a reduction of professional services costs.

Depreciation and amortization charges

Depreciation and amortization charges were $994 thousand for the year ended December 31, 2022 and $2,975 thousand for the year ended December 31,2023.

Impairment gain (loss)

Impairment losses decreased $5,944 or 107.8%, from a loss of $5,514 thousand for the year ended 31 December 2022 to a gain of $430 thousand for the year ended 31 December 2023, primarily due to the impairment recorded in 2022 in our solar-grade silicon metal project in Puertollano, Spain, amounting to $5,514 thousand.

Comparison of the years ended December 31, 2022 and 2021

For a discussion of the financial results and condition for the fiscal year ended December 31, 2021, please refer to “Item 5. Operating and financial review and prospects—A. Operating results—Comparison of the years ended December 31, 2022 and 2021” of our Annual Report on Form 20-F for the year ended December 31, 2022 filed on May 1, 2023.

Non-IFRS measures and reconciliation

In addition to our operating results, as calculated in accordance with IFRS as adopted by the IASB, the Company uses non-IFRS measures such as EBITDA, working capital and net debt for internal planning and performance measurement purposes. We believe these measures provide useful information about the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis. Management uses EBITDA internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that EBITDA is a useful measure of our performance because it reflects our cash generation potential from our operational activities excluding depreciation and amortization and miscellaneous adjustments, if any, for the period. These measures should not be considered individually or as a substitute for net income or operating income, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, our calculation of EBITDA and other non-IFRS measures may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

In this Annual Report, we present EBITDA, which we define as net profit (loss) attributable to the parent, adjusted by (i) profit (loss) attributable to non-controlling interest; (ii) income tax (benefit) expense; (iii) net finance expense; and (iv) depreciation and amortization charges; and we present FX Adjusted EBITDA, which we define as EBITDA adjusted by exchange differences. In addition, management may adjust the effect of certain types of transactions that in its judgment are not indicative of the Company´s normal operating activities, or do not necessarily occur on a regular basis.

A reconciliation of EBITDA and FX Adjusted EBITDA to our net income (loss) for the years indicated is presented below:

	2023	2022	2021
Profit (loss) attributable to the parent	82,662	440,314	(110,624)
Profit (Loss) attributable to non-controlling interest	15,816	3,514	(4,750)
Income tax (benefit) expense	57,540	147,983	(4,562)
Net finance expense	33,371	58,741	148,936
Depreciation and amortization charges	73,532	81,559	97,328
EBITDA	262,921	732,111	126,328
Exchange differences	7,551	9,995	2,386
FX Adjusted EBITDA	270,472	742,106	128,714

We calculate working capital as (i) inventories, plus (ii) trade and other receivables, less (iii) trade and other payables. The Company believes that working capital is an important figure as it provides a relevant metric for the efficiency and liquidity of our operating activities.

The calculation of our working capital derived from our consolidated financial statements as of December 31, 2023 and 2022 is presented below:

	2023	2022
Inventories	383,841	500,080
Trade and other receivables	310,243	420,484
Trade and other payables	(183,375)	(219,666)
Working Capital	510,709	700,898

We calculate net debt as the summation of (i) bank borrowings excluding factoring agreements; (ii) debt instruments; and (iii) other financial liabilities; less (v) non-current restricted cash; (vi) current restricted cash; and (vii) cash and cash equivalents.

The calculation of our net debt derived from our consolidated financial statements as of December 31, 2023 and 2022 is presented below:

	2023	2022
Bank borrowings(1)	15,865	16,857
Debt instruments	154,780	343,442
Other financial liabilities	81,283	98,661
Non-current restricted cash	—	(2,133)
Current restricted cash	(1,179)	(2,875)
Cash and cash equivalents	(136,470)	(317,935)
Net Debt	114,279	136,017

(1) Bank borrowings exclude factoring programs

B.    Liquidity and Capital Resources

Overview

The Company’s financial resources are managed conservatively to fund our working capital requirements, capital expenditures, service our indebtedness and fund key initiatives underlying our strategic plan, including our ESG-related initiatives. Ferroglobe’s core objective with respect to capital management is to maintain a balanced and sustainable capital structure through the economic cycles of the industries in which it participates, while keeping the cost of capital at competitive levels. The Company has historically managed these efforts through its cash flows from operations, long-term debt and share issuances, revolving lines of credit, funding from the Sociedad Estatal de Participaciones Industriales (“SEPI”) and its factoring arrangements with third parties.

In July 2023, in coordination with the management of our liabilities and strengthened cash and cash equivalents position, the Company via its subsidiary issuers of the 9.375% Senior Secured Notes due 2025 (the “Notes”) partially redeemed such Notes at 102.34375% of the principal amount plus accrued interest. The issuers elected to redeem an aggregate principal amount of $150.0 million of the Notes plus accrued and unpaid interest of $14,000 thousand. In February 2024, the Company completed the full redemption of the 9.375% Senior Secured Notes due 2025 at 102.34375% of the principal amount plus accrued interest. The issuers elected to redeem an aggregate principal amount of $147,624 thousand of the Notes, the entire amount outstanding as of the redemption date, plus accrued and unpaid interest and call premium of $4,075 thousand. The Notes were fully redeemed from the Company’s cash and cash equivalents.

As of December 31, 2023 and 2022, Ferroglobe had cash, restricted cash and cash equivalents of $137,649 thousand (of which $1,179 thousand is restricted cash) and $322,943 thousand (of which $5,008 thousand is restricted cash), respectively. Cash and cash equivalents are primarily held in USD and EUR.

In addition to these resources, the Company believes that our working capital is sufficient for our present requirements, and we anticipate generating sufficient cash to satisfy our short and long-term liquidity needs.

Capital Expenditures

The Company’s capital expenditures for the years ended December 31, 2023, 2022 and 2021 were $83,679 thousand, $52,153 thousand and $27,597 thousand, respectively. These investments targeted expansion and productivity improvements, as well as, capitalizable repairs and maintenance.

Debt

Debt comprises bank borrowings, obligations under leases, debt instruments, and other financial liabilities. As of December 31, 2023, the Company’s total outstanding debt was $310,998 thousand, consisting of $61,535 thousand in short-term, including the current portion of long-term debt, and $249,463 in long-term debt.

Our USD denominated debt as of December 31, 2023 was $171,566 thousand (or 55% of our total debt), our EUR denominated indebtedness was $131,429 million (or 42% of our total debt) and other denominated debt was $8,003 thousand (or 3% of our total debt).

As of December 31, 2023, $79,294 thousand (23% of total debt) bears interest at floating rates and $275,726 thousand (77% of total debt) bears interest at fixed rates.

Long-term debt

The following discussion briefly describes our long-term debt arrangements as of December 31, 2023. For additional information, see the Notes to our consolidated financial statements.

Reinstated and Super Senior Notes: In 2017, the Company issued $350,000 thousand of 9.375% senior unsecured notes due in March 2022 (the “Notes”). Interest was payable semi-annually. In 2021, the Company effected a restructuring of these Notes, with the following terms:

●	The Company exchanged 98.6% of the Notes due in 2022 (the “Old Notes”) for total consideration of $1,000 of principal amount, which is comprised of (i) $1,000 aggregate principal amount of the new 9.375% senior secured notes due in 2025 (the “Reinstated Senior Notes”) plus (ii) cash amount to $51.6 million, which the Company’s Parent applied as cash consideration for a subscription of new ordinary shares of the Company.
●	The Company issued $60.0 million in new 9% senior secured notes due in 2025 (“Super Senior Notes”).

In tandem with this restructuring, the Company issued new ordinary shares for total gross proceeds of $40.0 million.

In March and July 2022, the Company fully redeemed both its Old Notes and its Super Senior Notes, respectively.

In July 2023, the Company partially redeemed the Reinstated Senior Notes, for an aggregate principal amount of $150.0 million of the Notes plus accrued. In February 2024, the Company completed the full redemption of the 9.375% Senior Secured Notes due 2025 at 102.34375% of the principal amount plus accrued interest.

REINDUS Loan: In 2016, a Company subsidiary entered into a loan agreement with the Spanish Ministry of Industry, Tourism and Commerce (the “Ministry”) to borrow an aggregate principal amount of €44,999 thousand ($50,223 thousand) in connection with the industrial development projects related to a silicon project in Spain, at an annual interest rate of 3.6%. The Company is required to repay this loan in seven instalments commencing in 2023 and to be completed by 2030.

The Company commenced repayment of the loan, making a €16.3 million ($17.4 million) payment in February 2023. See “Item 4.B.—Information on the Company—Business Overview—Research and Development (R&D)—Solar grade silicon” as well as Note 18 Other financial liabilities to our consolidated financial statements.

Québec Loan: In 2020, a Company subsidiary entered into a loan agreement with Investissement Québec to borrow an aggregate principal amount, interest-free, of  CAD 7.0 million to finance its capital expenditures activities in Canada. The loan is to be repaid over a seven-year period, with payments deferred for the first three years from inception of the loan.

French Loan: In 2020, a Company subsidiary entered into a loan agreement with BNP Paribas to borrow an aggregate principal amount, interest-free, of €4,300 thousand ($4,752 thousand), to finance the Company’s activities in France. The French government guaranteed the loan in line with special measures taken in response to the COVID-19 pandemic. The loan is to be repaid by 2026. The Company is liable for a fee of 0.5% based on the total borrowed capital.

SEPI loan: In March 2022, Ferroglobe Spain Metals, S.A.U. (also “FG Spain”, formerly Grupo FerroAtlántica, S.A.U.) and Ferroglobe Corporate Services (also “FG Corporate”, formerly Grupo FerroAtlántica de Servicios) (together the “Beneficiaries”) and the Sociedad Estatal de Participaciones Industriales (“SEPI”), a Spanish state-owned industrial holding company affiliated with the Ministry of Finance and Administration, entered into a loan agreement for €34.5 million. This loan is part of the SEPI fund intended to provide assistance to non-financial companies operating in strategically important sectors within Spain of the experienced hardships related to the COVID-19 pandemic.

The €34.5 million was funded using a dual-tranche loan, with the first €17.25 million maturing in February 2025 and the second €17.3 million maturing in June 2025. €16.9 million of the loan carries a fixed interest rate of 2% per annum, and interest on the remaining €17.6 million is calculated as IBOR plus a spread of 2.5% in the first year, 3.5% in the second and third years and 5.0% in the fourth year, plus an additional 1.0% payable if the borrower reports a positive result before income taxes. The loans are secured by corporate joint guarantees from Ferroglobe, Ferroglobe Holding Company and Ferroglobe Finance Company and certain share pledges, bank account pledges, intercompany receivables pledges, inventory pledges and security over certain real property, and other assets from FG Spain and certain of its subsidiaries.

Until the loans have been fully repaid, the Beneficiaries are subject to several restrictions, including: on the (i) payment of dividends; (ii) payment of management fee; (iii) repayment of intra-group loans; (iv) payment of intercompany net commercial balances that were outstanding as of June 30, 2021 (denominated “legacy”), with an exception of $20.0 million of those balances. (Intercompany commercial balances generated after June 2021 are permitted); and (v) payment of interest on intercompany loans corresponding to the years 2022 and 2021, respectively.

North American revolving line of credit

In June 2022, a Company subsidiary entered into a five-year, $100 million asset-based revolving credit facility (the “ABL Revolver”), with the Bank of Montreal as lender and agent. The maximum amount available under the ABL Revolver at any given moment is subject to a borrowing base test comprising North American inventory and accounts receivable.  The revolver bears interest at SOFR plus a spread of between 150/175 basis points depending on levels of utilization. During the year ended December 31, 2023, the Company drew down $1,000 thousand, which was fully repaid, yielding no balance as of the end of the year.

Under the ABL credit agreement, the borrowers commit not to, without lender consent, create or incur any indebtedness, capital leases in excess of a $7.5 million, create liens, merge, dissolve, divide any borrowers, change the nature of the business, pay dividends, repay indebtedness for the account of holder of equity interests of any loan party or its affiliates, and maintain a financial covenant consolidated fixed charge coverage ratio to be less than 1.00 to 1.00.

Factoring arrangements

In October 2020, the Company signed a factoring agreement with a financial institution to anticipate the collection of receivables issued by the Company’s European subsidiaries with the following main terms:

●	maximum cash consideration advanced is up to €60.0 million;
●	overcollateralization of 10% of accounts receivable as a guarantee provided to the Agent until the payment has been satisfied;
●	a 0.18% to 0.25% fee charges on total invoices and credit notes sold to the Agent; and
●	a financing commission set at IBOR plus 1% charged on drawdowns;

Other conditions are set in relation to credit insurance policy which has been structured in an excess of loss policy where the first €5,000 thousand of bad debt losses are not covered by the insurance provider. The Company has assumed the cash collateralization for the entire excess of loss, as agreed in contractual terms.

In February 2022 the company signed a without recourse factoring agreement with Bankinter that offers the possibility to sell the receivables corresponding to 11 pre-approved customers by the bank and its credit insurer. Receivables are pre-financed at 100% of their face value.

The main characteristics of this program are the following:

●	maximum cash consideration advanced is up to €30,000 thousand;
●	a 0.25% fee of the receivables face values;
●	a cost of financing at Euribor 12-month plus 1%;
●	a closing fee of 0.25% of the financing; and
●	an annual renewal fee of 0.25% of the financing.

Availability of funds

As of December 31, 2023 and 2022, we had cash and cash equivalents, restricted cash and other restricted funds amounting to $137,649 thousand and $322,943 thousand, respectively. Please see Note 9 Financial assets and other receivables to our consolidated financial statements.

The Company also has certain restrictions in the partnerships with Dow as of December 31, 2023.

Ferroglobe PLC is the parent company of Ferroglobe Group and receives funding from its subsidiaries in the form of intercompany loans. Consequently, certain restrictions on the ability of the Group’s subsidiaries to transfer funds to Ferroglobe PLC negatively affect our liquidity and thus our business.

Ferroglobe Spain Metals also has restrictions coming from the SEPI loans. Until the loans have been fully repaid, the company is subject to several restrictions, including the following prohibited payments: (1) payment of dividends; (2) payment of management fee; (3) repayment of intra-group loans; (4) payment of intercompany net commercial balances as of June 30, 2021 (denominated “legacy”), with an exception of $20M of those balances (intercompany commercial balances generated after Jun-21 are permitted); and (5) payment of interest on intercompany loans corresponding to the years 2021 and 2022 (see Note 19).

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

Contractual Obligations

The following table sets forth Ferroglobe’s contractual obligations and commercial commitments with definitive payment terms that will require significant cash outlays in the future, as of December 31, 2023.

		Payments Due by Period
		Less than			More than
($ thousands)	Total	1 year	1 - 3 years	3 - 5 years	5 years
Non-current and current debt obligations	188,397	19,692	168,705	—	—
Government loans	84,926	14,653	51,243	15,444	3,586
Bank borrowings	46,548	31,635	—	1,683	13,230
Capital expenditures	16,019	16,019	—	—	—
Leases	38,489	9,240	6,413	10,897	11,939
Power purchase commitments (1)	434,507	154,622	200,678	64,289	14,918
Purchase obligations (2)	16,714	16,714	—	—	—
Other non-current liabilities (3)	138,329	4,083	8,348	11,726	114,172
Total	963,929	266,658	435,387	104,039	157,845
(1)	Represents minimum charges that are enforceable and legally binding, and do not represent total anticipated purchases. Minimum charges requirements expire after providing one year notice of contract cancellation.
(2)	The Company has outstanding purchase obligations with suppliers for raw materials in the normal course of business. The disclosed purchase obligation amount represents commitments to suppliers that are enforceable and legally binding and do not represent total anticipated purchases of raw materials in the future.
(3)	Included tolling agreement with Cee-Dumbria facility and contingent consideration with Glencore.

The table above also excludes certain other obligations reflected in our consolidated statements of financial position, including estimated funding for pension obligations, for which the timing of payments may vary based on changes in the fair value of pension plan assets and actuarial assumptions. We expect to contribute $601 thousand to our pension plans for the year ended December 31, 2024.

Further information regarding Ferrogloble’s contractual obligations and commercial commitments as of December 31, 2023, is set forth in Note 29 Financial risk management to the consolidated financial statements.

Cash Flows

Comparison of the years ended December 31, 2023 and 2022

The following table summarizes our cash flows for the periods indicated:

	Year ended December 31,
($ thousands)	2023	2022
Cash and cash equivalents at beginning of period	322,943	116,663
Cash flows from operating activities	178,372	405,018
Cash flows from investing activities	(81,806)	(51,774)
Cash flows from financing activities	(282,147)	(140,458)
Exchange differences on cash and cash equivalents in foreign currencies	287	(6,506)
Cash, restricted cash and cash equivalents at end of period	137,649	322,943
Cash, restricted cash and cash equivalents at end of period from statement of financial position	137,649	322,943

Cash flows from operating activities

Cash flows from operating activities decreased $226,646 thousand, from a positive cash generated of $405,018 thousand for the year ended December 31, 2022, to a positive $178,372 thousand for the year ended December 31, 2023. The change in cash flows from operating activities for the year ended December 31, 2023 was mainly due to (i) a decrease of $345.3 million in the profit for the year, from a net profit of $443.8 million for the year ended December 31, 2022 compared with a net profit of $98.5 million for the same period in 2023, (ii) a decrease of $156.4 million in non-cash adjustments, predominantly driven by a decrease of $90.4 million in income tax expense, and (iii) a decrease in other changes in operating assets and liabilities by $112.9 million; mainly related to the energy receivable.

Cash flows from investing activities

Cash flows from investing activities increased $30,032 thousand from an outflow of $51,774 thousand for the year ended December 31, 2022, to an outflow of $81,806 thousand for the year ended December 31, 2023. Capital expenditures increased during the year ended December 31, 2023 to $83,679 thousand from $52,153 thousand during the year ended December 31, 2022.

Cash flows from financing activities

Cash flows from financing activities decreased $141,689 thousand, from a net outflow of $140,458 thousand for the year ended December 31, 2022 to a net outflow of $282,147 thousand for the year ended December 31, 2023. The decrease is mainly due to the partial redemption of the Reinstated Notes by $150.0 million in July 2023, the repurchase of $29 million of Reinstated Notes and the early partial repayment of $17.4 million of Reindus loan in February 2023. In 2022, the Company repaid the principal of the Super Senior Notes amounting to $60 million and the Old Notes amounting $4.9 million, and repurchased $19.05 million of the Reinstated Notes.

C.    Research and Development, Patents and Licenses, etc.

For additional information see “Item 4.B.—Information on the Company—Business Overview—Research and Development (R&D).”

D.    Trend Information

We discuss in Item 5.A. above and elsewhere in this Annual Report, trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that we believe are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources or to cause the disclosed financial information not to be necessarily indicative of future operating results or financial conditions.

E.    Critical Accounting Estimates

Not applicable.

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

The following table lists each of our key executive officers and directors, their respective ages and positions as of the date of this Annual Report and their respective dates of appointment. The business address of all our directors and senior management is our business address as set forth in “Item 4.A.—Information on the Company—History and Development of the Company.”

Name	Age	Position	Year of appointment
Javier López Madrid	59	Director and Executive Chairman	2015
Marco Levi	64	Director and Chief Executive Officer	2020
Beatriz García-Cos Muntañola	60	Chief Financial Officer and Principal Accounting Officer	2019
Bruce L. Crockett	80	Director	2015
Stuart E. Eizenstat	81	Director	2015
Manuel Garrido y Ruano	58	Director	2017
Marta de Amusategui y Vergara	59	Director	2020
Juan Villar-Mir de Fuentes	62	Director	2015
Belén Villalonga Morenés	55	Director	2021
Silvia Villar-Mir de Fuentes	58	Director	2021
Nicolas de Santis	58	Director	2021
Rafael Barrilero Yarnoz	62	Director	2021

The Company has only negotiated for benefits to be paid upon the termination of employment with Javier López Madrid, Marco Levi and Beatriz García-Cos Muntañola of our directors and senior management.

Set forth below is a brief biography of each of our executive officers and directors.

Javier López Madrid

Javier López Madrid has been Executive Chairman of the Company since December 31, 2016 and was Chairman of our Nominations Committee from January 1, 2018 until May 26, 2023. He was first appointed to the Board on February 5, 2015 and was the Company’s Executive Vice-Chairman from December 23, 2015 until December 31, 2016.

He has been Chief Executive Officer of Grupo VM since 2008, is member of the Board of several non-profit organizations. He is the founder and largest shareholder of Financiera Siacapital and founded Tressis, Spain’s largest independent private bank. Mr. López Madrid holds a Masters in law and business from ICADE University.

Marco Levi

Marco Levi was appointed Chief Executive Officer of the Company on January 10, 2020, and appointed to its Board of Directors on January 15, 2020. Dr Levi previously served as President and CEO of Alhstrom-Munksjö Oyj, a global fiber materials company listed in Finland, where he led a successful transformation of the business by refocusing its product portfolio towards value-added specialty products. Prior to that, Dr. Levi was Senior Vice President and Business President of the $3 billion emulsion polymers division of chemicals manufacturer Styron, including during the period in which Styron division was acquired by Bain Capital from Dow Chemical Company. Dr. Levi previously had spent over twenty-two years at Dow in various departments and roles, ultimately serving as general manager of the emulsion polymers business.

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

Beatriz García-Cos Muntañola

Beatriz García-Cos Muntañola was appointed as Chief Financial Officer and Principal Accounting Officer on October 17, 2019.

Before joining Ferroglobe, Ms. García-Cos served as Group CFO at Bekaert NV, a leading, global steel wire transformation company, listed on the Brussels Stock Exchange, where she focused on setting and executing financial strategy, as well as leading numerous strategic projects centered on business growth and enhanced operational efficiency. Prior to Bekaert NV, she was the Chief Financial Officer of the mining division of Trafigura Beheer BV, one of the largest physical commodities trading groups. Before that, she was Finance Director, EMEA and LATAM, for Vestas Wind Systems A.S, the Danish publicly-listed multinational and world’s largest wind turbine manufacturer. Prior to that role, she was Finance Manager for PPG Industries Inc, a leading diversified manufacturing company listed on the New York Stock Exchange. In September 2023, Ms. Garcia-Cos became a Non-Executive Directors for Bodycote plc and is a member of their Remuneration, Nomination and Audit committees of the Board.

Ms García-Cos holds an M.A. in Economics and Business Administration from the University of Barcelona and graduated from the Advanced Management Program of IESE, in Spain.

Bruce L. Crockett

Bruce L. Crockett was appointed to our Board of Directors as a Non-Executive Director on December 23, 2015. He has been a member of our Audit Committee from that date and was Chair of the Audit Committee since June 4, 2020 and served on our Compensation Committee from January 1, 2018 until June 23, 2021. Mr. Crockett was appointed on May 13, 2021 as our Senior Independent Director and on June 23, 2021 as Chair of the Corporate Governance Committee until May 26, 2023, on which date he was appointed as a member of the Nominations and Governance Committee.

Mr. Crockett holds a number of other Board and governance roles. He has been Chairman of the Invesco Mutual Funds Group Board of Directors and a member of its Audit, Investment and Governance Committees, serving on the board since 1991, as Chair since 2003 and on the Board of predecessor companies from 1978. Since 2013, he has been a member of the Board of Directors and, since 2014, Chair of the Audit Committee and since 2021 member of the Governance Committee of ALPS Property & Casualty Insurance Company. He has been Chairman of, and a private investor in, Crockett Technologies Associates since 1996. He is a life trustee of the University of Rochester. In 2021, he was appointed as a member of the Board of Advisors of the Western Colorado University Graduate Business School.

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

Stuart E. Eizenstat

Stuart E. Eizenstat was appointed to our Board of Directors as a Non-Executive Director on December 23, 2015. He was a member of the Company’s Corporate Governance Committee from January 1, 2018, until May 26, 2023, and served on our Nominations Committee from May 16, 2018, until May 26, 2023, on which date he was appointed as a member of the Compensation Committee.

Mr. Eizenstat has been a Senior Counsel at Covington & Burling LLP in Washington, D.C. and headed its international practice for many years after joining the firm in 2001. He has served as a member of the Advisory Boards of GML Ltd. since 2003 and of the Office of Cherifien de Phosphates since 2010. He was a trustee of BlackRock Funds from 2001 until 2018.

Mr. Eizenstat was a member of Board of Directors of Globe Specialty Metals from 2008 until the closing of the Business Combination and Chair of its Nominating Committee. He was a member of the Board of Directors of Alcatel-Lucent from 2008 to 2016 and of United Parcel Service from 2005 to 2015. He has had an illustrious political and advisory career, including serving as Special Adviser to Secretary of State Hillary Clinton and then Secretary of State John Kerry on Holocaust-Era Issues from 2009 to 2017, and Special Representative of the President and Secretary of State on Holocaust Issues during the Clinton administration from 1993 to 2001. He was Deputy Secretary of the United States Department of the Treasury from July 1999 to January 2001, Under Secretary of State for Economic, Business and Agricultural Affairs from 1997 to 1999, Under Secretary of Commerce for International Trade from 1996 to 1997, U.S. Ambassador to the European Union from 1993 to 1996 and Chief Domestic Policy Advisor in the White House to President Carter from 1977 to 1981. He served on the Defense Policy Board in the Obama administration from 2014-2017. He currently serves as Special Adviser on Holocaust Issues to Secretary of State Antony Blinken and as Chairman of the Council of United States Holocaust Memorial Museum, appointed by President Biden. He is the author of “Imperfect Justice: Looted Assets, Slave Labor, and the Unfinished Business of World War II”; “The Future of the Jews: How Global Forces are Impacting the Jewish People, Israel, and its Relationship with the United States”, “President Carter: The White House Years”, and "The Art of Diplomacy: How American Negotiators Reached Historic Agreements that Changed the World".

Mr. Eizenstat holds a B.A. in Political Science, cum laude and Phi Beta Kappa, from the University of North Carolina at Chapel Hill, a J.D. from Harvard Law School and nine honorary doctorate degrees from colleges and universities, high honors from the United States, French (Legion of Honor), German, Austrian, Belgian, and Israeli governments, and over 75 awards from various organizations.

Manuel Garrido y Ruano

Manuel Garrido y Ruano was appointed to our Board of Directors as a Non-Executive Director on May 30, 2017. He was a member of our Nominating and Corporate Governance Committee from May 30, 2017 until December 31, 2017, and served on our Corporate Governance Committee from December 31, 2017 until May 26, 2023.

Mr. Garrido y Ruano has been Chief Financial Officer of Grupo Villar Mir since 2003 and he is currently member of the Board of its subsidiary in the energy sector, and of its real estate subsidiary. In June 2021 he was appointed non-executive Chairman of Fertial SPA the Algerian fertilizers subsidiary of the Group.

He has been Professor of Corporate Finance of one Graduate Management Program at the Universidad de Navarra, and has also been Professor of Communication and Leadership of the Graduate Management Program at CUNEF in Spain.

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

Juan Villar-Mir de Fuentes

Juan Villar-Mir de Fuentes was appointed to our Board of Directors as a Non-Executive Director on December 23, 2015.

Mr. Villar-Mir de Fuentes is currently Chairman of Inmobiliaria Espacio, S.A and Grupo Villar Mir, S.A.U. In both companies he served as Vice Chairman since 1996 and since 1999 respectively. He has served as Chairman and Vice Chairman of Obrascon Huarte Lain, S.A and has been serving as a member of the Board of Directors since 1996, first as a member of the Audit Committee and, later, as a  member of its Compensation Committee. He was a Board Director and member of the Compensation Committee of Inmobiliaria Colonial, S.A from June 2014 to May 2017. He also was a member of the Board of Directors and of the Compensation Committee of Abertis Infraestructuras, S.A. between 2013 and 2016.

Mr. Villar-Mir de Fuentes is Patron and member of the Patronage Council of Fundación Nantik Lum and of Fundación Santa María del Camino.

Mr. Villar-Mir holds a Bachelor’s Degree in Business Administration and Economics and Business Management from the Universidad Autónoma de Madrid.

Belen Villalonga Morenés

Belen Villalonga Morenés was appointed to our Board of Directors as a Non-Executive Director on May 13, 2021. She has been a member of the Audit Committee from that date and served as a member of the Corporate Governance Committee from June 23, 2021 until May 26, 2023, on which date she was appointed to the Nominations and Governance Committee.

Ms. Villalonga is a Professor of Management and Organizations, a Yamaichi Faculty Fellow, and a Professor of Finance (by courtesy) at New York University’s Stern School of Business. Between 2001 and 2012 she was a faculty member at the Harvard Business School. During 2018-2019 she was a Visiting Professor at Oxford University’s Said Business School. Her teaching, research, and consulting activities are in the areas of corporate governance, strategy, and finance, with a special focus on family-controlled companies. Her award-winning research has been cited over 18,000 times in scholarly articles and international media outlets.

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

Silvia Villar-Mir de Fuentes

Silvia Villar-Mir de Fuentes was appointed to our Board of Directors as a Non-Executive Director on May 13, 2021.  She served as a member of the Compensation Committee from June 23, 2021 until May 26, 2023. Ms. Villar-Mir de Fuentes currently serves on the board of directors of Grupo Villar Mir, a privately held Spanish group with investments across a broad range of diversified industries, which is the beneficial owner of approximately 40% of the Company’s share capital.

Mrs. Villar-Mir de Fuentes is a summa cum laude graduate in Economics and Business Studies, with concentration in finance and accounting, from The American College in London, United Kingdom.

Nicolas De Santis

Nicolas De Santis was appointed to our Board of Directors as a Non-Executive Director on May 13, 2021. He has been a member of the Compensation Committee since June 23, 2021 and served as a member of the Nominations Committee from June 23, 2021 until May 26, 2023, on which date he was appointed as Chair of the Nominations and Governance Committee. Mr. De Santis is a technology entrepreneur, strategist and author with substantial experience in executive and non-executive roles. Mr. De Santis is currently the Chief Executive Officer of De Santis Corporate Vision Strategists Ltd, a strategy and innovation consultancy and incubator. De Santis advises multinational corporations and start-ups on corporate vision & strategy, disruptive innovation, global branding, business model innovation, sustainability and corporate culture transformation.

Previously Mr. De Santis served on the board of publicly traded Lyris Technologies (acquired by AUREA Software in 2015). He began his management career at Landor Associates (now WPP Group). As a technology entrepreneur, he co-founded several high-profile start-ups, including opodo.com, one of Europe’s most successful start-ups, reaching $1.5 billion in gross sales.

Mr. De Santis is a regular lecturer at business schools and universities on business strategy, global branding, business model innovation and culture transformation, including IE Business School, Madrid and the University of Wyoming. He is the author of Megavision® Enterprise Futurising System - A revolutionary method to develop long term strategic vision for corporations.

Rafael Barrilero Yarnoz

Rafael Barrilero Yarnoz was appointed to our Board of Directors as a Non-Executive Director on May 13, 2021. He was appointed Chair of the Compensation Committee and served as a member of the Nominations Committee from June 23, 2021 until May 26, 2023.

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

Family Relationships

Our executive chairman, Javier López Madrid, is married to Silvia Villar-Mir de Fuentes and is the brother-in-law of Juan Villar-Mir de Fuentes.

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

The information provided below is based on the voluntary self-identification of each member of the Company’s Board of Directors as of December 31, 2023:

Board Diversity Matrix (As of December 31, 2023)
Country of Principal Executive Offices	United Kingdom
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	11

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	8	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B.    Compensation

Compensation of executive officers and directors

For the year ended December 31, 2023, the aggregate compensation accrued or paid to the Company’s Executive Directors and Non-Executive Directors for services in all capacities was $3.5 million and $1.3 million, respectively.

During the year ended December 31, 2023, the total fair value of equity awards granted to directors and executive officers was $3.2 million.

C.    Board Practices

Board composition and election of Directors

As of the date of this Annual Report, our Board of Directors consists of 11 directors, of whom two are executive directors and nine are non-executive directors. The maximum and minimum number of directors is 11 and two respectively. Subject to the approval of the Nominations and Governance Committee, the Chief Executive Officer is nominated as a director by the Board of Directors. Among the directors, Javier López Madrid, Manuel Garrido y Ruano and Juan Villar Mir  de Fuentes are Grupo VM nominees. Silvia Villar-Mir de Fuentes was appointed to the Board on May 13, 2021 as a non-executive director who is affiliated with Grupo VM. The remaining non-executive directors are independent.

All directors will stand for re-election at the Company’s annual general meeting expected to be held in June 2024. Any director not so elected or re-elected will stand down. No new executive directors may be appointed without the approval of a majority of Grupo VM nominees and a majority of independent directors.

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

For as long as Grupo VM or its Affiliates owns 10% or more of our outstanding shares, any transaction, agreement or arrangement between Grupo VM or any of its Affiliates or Connected Persons (as defined in the articles of association) and the Company or any of its Affiliates (or any amendment, waiver or repeal of any such transaction, agreement or arrangement) requires the approval of a majority of independent, non-conflicted directors.

No new executive directors may be appointed without the approval of a majority of GVM Nominees and a majority of independent directors.

Committees of the Board of Directors

Until May 26, 2023, our Board of Directors had four standing committees: an Audit Committee, a Compensation Committee, a Corporate Governance Committee and a Nominations Committee.  Since May 26, 2023, our Board of Directors has had three standing committees: an Audit Committee, a Compensation Committee and a Nominations and Governance Committee.  Since such date, all three standing committees are comprised exclusively of independent directors.

Audit Committee

During the year ended December 31, 2023, our Audit Committee consisted of three directors: Mses. Amusategui and Villalonga and Mr. Crockett (as Chair). Mr. Crockett has served as Chairman of the Committee from May 31, 2020. Each of the Audit Committee members meets the requirements as an “audit committee financial expert” under the rules of the SEC and qualifies as a financially sophisticated audit committee member as required by the Nasdaq rules relating to audit committees. Our Board has determined that each of these directors satisfies the enhanced independence requirements for audit committee members required by Rule 10A-3 under the U.S. Exchange Act, and is financially literate as that phrase is used in the additional audit committee requirements of the Nasdaq rules.

Our Audit Committee has the responsibility to: (1) oversee our accounting and financial reporting processes and the audits of our financial statements; (2) monitor and make recommendations to the Board regarding the auditing and integrity of our consolidated financial statements; (3) be directly responsible for the qualification, selection, retention, independence, performance and compensation of our independent auditors, including resolution of disagreements between management and the auditors regarding financial reporting, for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us, and have the auditors report directly to the Committee; (4) provide oversight in respect of our internal audit and accounting and financial reporting processes; and (5) provide oversight in respect of the Company’s ESG initiatives, cybersecurity and artificial intelligence. The Audit Committee meets at least four times a year. Additional meetings may occur as the Audit Committee or its chair deem advisable.

Compensation Committee

From January 1, 2023 until May 26, 2023, our Compensation Committee consisted of four directors: Mses. Amusategui and Villar-Mir de Fuentes and Messrs. Barrilero (Chair) and De Santis. Since May 26, 2023, our Compensation Committee has consisted of four directors: Ms. Amusategui and Messrs. Barrilero (Chair), Eizenstat and De Santis. Our Board has determined that each of the current committee members meets the heightened independence requirements of compensation committee members under SEC rules.

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

Nominations and Governance Committee

On May 26, 2023, the Company combined the previously separate Nominations Committee and Corporate Governance Committee to create its current Nominations and Governance Committee. Since that date, the Nominations and Governance committee consists of three directors: Ms. Villalonga and Messrs. De Santis (Chair) and Crockett.

This committee has combined the responsibilities of its predecessors and provides guidance to the Board as follows: (a) subject to the provisions of the Articles of Association where a different arrangement may be prescribed, identifying and recommending to the Board for nomination individuals qualified to become Board members, consistent with qualification standards and other criteria approved by the Board for selecting directors; (b) reviewing and providing guidance on the independence of nominees, consistent with applicable laws, Nasdaq requirements and the Articles of Association, and monitoring and ensuring that independent non-executive directors continue to meet these applicable independence requirements: (c) reviewing and providing guidance on other nominating issues that the Board desires to have reviewed by the Committee: (d) reviewing and providing guidance on the organization of the Board and its committee structure; (e) reviewing and providing guidance on the self-evaluation procedures of the Board and its committees; (f) reviewing and providing guidance on a conflicts register; (g) reviewing and providing guidance on the Company’s code of conduct; (h) reviewing and providing guidance on the Company’s insider trading policy; (i) reviewing and providing guidance on proposed changes to the Articles; (j) reviewing and making recommendations to the Board on non-executive directors’ compensation; (k) reviewing and agreeing the terms of non-executive directors’ letters of appointment; and (l) considering succession planning, taking into account the challenges and opportunities facing the Company and the skills and expertise needed on the Board in the future, recommending to the Board plans for succession for both executive and non-executive directors.

Nominations Committee (dissolved in 2023)

From January 1, 2023 until it was dissolved on May 26, 2023, our Nominations Committee consisted of four directors: Messrs. López Madrid (as Chair), Eizenstat, Barrilero and De Santis.

Our Nominations Committee had responsibility to review and provide guidance to the Board about the composition of the Board as follows: (a) subject to the provisions of the Articles of Association where a different arrangement may be prescribed, identifying and recommending to the Board for nomination individuals qualified to become Board members, consistent with qualification standards and other criteria approved by the Board for selecting directors; (b) reviewing and providing guidance on the independence of nominees, consistent with applicable laws, NASDAQ requirements and the Articles of Association, and monitoring and ensuring that independent non-executive directors continue to meet these applicable independence requirements; and (c) reviewing and providing guidance on other nominating issues that the Board desires to have reviewed by the Committee.

Corporate Governance Committee (dissolved in 2023)

From January 1, 2023 until it was dissolved on May 26, 2023, our Corporate Governance Committee consisted of four directors: Ms Villar-Mir de Fuentes and Messrs. Crockett (as Chair), Eizenstat and Garrido y Ruano.

Our Corporate Governance Committee had responsibility to review and provide guidance to the Board and respond to the Board’s requests about governance related matters including: (a) reviewing and providing guidance on the organization of the Board and its committee structure; (b) reviewing and providing guidance on the self-evaluation procedures of the Board and its committees; (c) reviewing and providing guidance on a conflicts register; (d) reviewing and providing guidance on the Company’s code of conduct; (e) reviewing and providing guidance on the Company’s insider trading policy; (f) reviewing and providing guidance on proposed changes to the Articles; (g) reviewing and making recommendations to the Board on non-executive directors’ compensation reviewing and agreeing the terms of non-executive directors’ letters of appointment; and (h) considering succession planning, taking into account the challenges and opportunities facing the Company and the skills and expertise needed on the Board in the future, recommending to the Board plans for succession for both executive and non-executive directors

Senior Independent Director

In October 2017, the Board established the role of Senior Independent Director, to serve in an advisory capacity for the Chairman and to serve as intermediary for the other directors where necessary. During the year ended December 31, 2023, Mr. Crockett has served as Senior Independent Director.

Corporate governance policy

In October 2017, the Board adopted a corporate governance policy (“the Corporate Governance Policy”) under which, while Grupo VM has the right under the shareholders agreement in place between it and the Company to require that at least three members of the Board shall be persons proposed by it to the Nominations and Governance Committee, there shall be at least five directors on the Board who are independent within the meaning of the Company’s Articles of Association. Under this policy the number of independent directors reduces as Grupo VM’s rights to propose persons for nomination to the Board also reduce, it being the Board’s policy that at all times, there is a majority of directors on the Board who are independent. The Corporate Governance Policy was most recently reviewed and renewed by the Board in February 2024.

D.    Employees

As of December 31, 2023, 2022 and 2021, on a consolidated basis, the number of employees, across the Ferroglobe Group was 3,403, 3,265 and 3,425 respectively, excluding temporary employees. We believe our relations with our employees are generally good and we have not experienced any significant labor disputes or work stoppages due to industrial action in recent years.

The following table shows the number of our full-time employees as of December 31, 2023, 2022 and 2021 on a consolidated basis, broken down by region:

	2023	2022	2021
North America	995	980	924
Spain	566	551	578
France	873	921	1,075
South Africa	465	293	306
Rest of the world	504	520	542
Total number of employees	3,403	3,265	3,425

Collective bargaining agreements (“CBAs”) are applicable to our operations in Spain, France, South Africa, Argentina, Norway, the United States, Canada and Venezuela. The focus of any industrial action has been mostly in France, where we experienced several strikes in 2021 mainly against the company´s restructuring plan. 2022 was a stable year throughout the company, but then there were a limited number of strikes in France in 2023, mainly in connection with the government's pension reforms, and not as a result of any company initiative. See “Item 3.D.—Key Information—Risk Factors—We are subject to the risk of union disputes and work stoppages at our facilities, which could have a material adverse effect on our business.”

In Spain, to improve the structure of our labor relations, a national collective agreement (“NCA”) was entered into in 2018 with four out of the five trade unions representing more than 70% of our workforce at the plants of Boo, Sabón, Monzón, the mining facilities in Spain and the Madrid office. The NCA provides a labor relations framework which establishes common parameters for all the work sites and is complementary to the site-specific Collective Bargaining Agreements. This NCA regulates matters such as wage increases, annual working time, professional training, gender equality and disciplinary actions. During 2022 negotiations took place to renew the NCA and the site CBAs, and determine annual salary increases for staff under their jurisdiction. Agreements were reached during the last quarter of 2022 and agreed increases applied as a result. A renewal of the NCA was initiated in 2023, but negotiations were stalled throughout the year, given the distant positions of the negotiation platforms of both parties. In the meantime, all the clauses remain in force, except those that related to salary increases, which have been frozen throughout the year for affected staff.

The production stoppages at the three manufacturing facilities in Spain (Boo, Sabón and Monzón) which were initiated during Q4 2022 due to unsustainable energy costs meant that employees were placed on furlough arrangements while the plants remain idled. The measures which regulate the furlough arrangements were the result of negotiated agreements with the employee representatives at each plant. These agreements had an expiry date for the end of 2023. An agreement with unions was signed in December 2023 to extend the furlough arrangements until end of June 2024, on the same basis as that of the previous agreement.

In France, all employees of the Ferroglobe France (formerly FerroPem SAS) plants and the head office are covered by the Convention Collective Nationale de la Chimie. This agreement does not have an expiration date.

The "Incentive Agreement," which is an employee incentive bonus plan based on a profit-sharing formula defined in the agreement, was signed in June 2022 and the “Profit Sharing Agreement,” which is mandatory under French law, was signed in 2017. Profit sharing amounts and incentive payments were due for the years ended December 31, 2023 and 2022, respectively. There were none due for 2021.

In France, there is a mandatory annual negotiation with the central works council (CSEC), primarily to set salary increases, but other matters are also addressed by this negotiation such as professional equality, employment of disabled staff, quality of life at work, employment and skills, and working hours. The 2023 salary negotiation meetings took place in February. The next mandatory negotiations are scheduled for the first half of 2024.

In April 2021, a restructuring plan was announced, and a social plan was agreed with the unions in April 2022. The plan to close the Château-Feuillet plant and transfer the central laboratory from Chambéry to Anglefort resulted in 35 job transfers and 195 job cuts. There are still 21 employees who have not been made redundant in 2024 as the government has not given its approval.

The employees of Ferroglobe Manganese France SAS are also covered by the French national collective agreement for the chemical industry. A "profit-sharing agreement" was signed in January 2021, for a period of three years until December 2023. Employees also benefit from an individual bonus system (PN10) negotiated each year, alongside the salary increases as part of the annual mandatory negotiation process. A new agreement has been negotiated for 2023. Finally, the plant benefits from a mandatory profit-sharing agreement signed in 2007, with three amendments signed in 2009, 2010 and 2020, with no expiry date.

At Ferroglobe Mangan Norge AS in Norway, three trade unions are represented among the employees. There is a collective bargaining agreement in place for all trade unions. This agreement has been renegotiated in November 2023, together with the 2023 salary negotiation. The next mandatory negotiations are scheduled for the first half of 2024.

In South Africa, the wage agreement for the TCM Delmas mine expired in February 2023 and a new two-year wage agreement was concluded through February 2025. A two-year wage agreement was concluded for the eMalahleni plant in 2022 and the agreement will expire in June 2024.  Both agreements were concluded without any dispute. The eMalahleni agreement will be renegotiated, commencing in May 2024. The Polokwane plant was restarted in October 2022 and most of the employees in the bargaining unit were appointed in September 2022. The compensation and benefits for these employees were reviewed in September 2023. Currently there is no recognized trade union at the plant, but it is possible that the situation will change as the plant returns to full production.

In the United States, hourly employees at the Selma, Alabama facility are covered by a collective bargaining agreement with the Industrial Division of the Communications Workers of America under a contract that will expire in July 2024. Hourly employees at the Alloy, West Virginia and Bridgeport, Alabama facilities are covered by collective bargaining agreements with The United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union under contracts running through February and April 2024, respectively. In 2021 the Niagara Facility was sold. In December 2023 the Selma facility was idled and a majority of the employees were placed in a furlough status.

Union employees in Argentina work under an annual National contract valid from May 2023 to April 2024. However, given Argentina's macroeconomic dynamics, salary adjustments are negotiated every 3 months, including trigger clauses that are activated if inflation exceeds the agreed-upon target.

In Canada, union employees at the Bécancour plant in Québec are covered by a Union Certification held by CEP, Local 184. The corresponding collective bargaining agreement at the Bécancour facility runs through April 2024.

In the People’s Republic of China (“PRC”), at our Yonvey plant, where operations were restarted in 2017, there is a labor union committee, supervised by the local labor union and required by it to enter into annual agreements on matters such as collective representation, collective salary negotiation and the protection of women’s rights. The collective salary agreement in force at Yonvey remains in effect until April 2024, when negotiations will start for a new agreement.

E.    Share Ownership

The following table presents information relating to the beneficial ownership of our ordinary shares as of the date of this Annual Report by each of our named executive officers and directors.

The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of April 26, 2024 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

The percentage of ownership is based on 187,885,093 ordinary shares outstanding as of April 26, 2024. Ordinary shares that may be acquired by an individual or group within 60 days of April 26, 2024, pursuant to the exercise of options, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

	Number of Shares	Percentage of
	Beneficially Owned	Outstanding Shares
Directors and Executive Officers:
Javier López Madrid (1)	663,939	*
Marco Levi	431,197	*
Beatriz Garcia Cos Muntanola	—	—
Bruce L. Crockett	46,000	*
Stuart E. Eizenstat	61,845	*
Manuel Garrido y Ruano	870	*
Marta de Amusategui y Vergara	78,220	*
Juan Villar-Mir de Fuentes	—	—
Rafael Barrilero Yarnoz	—	—
Nicolas De Santis	—	—
Belen Villalonga	—	—
Silvia Villar-Mir de Fuentes	49,400	*
Directors and Executive Officers as a Group	1,331,471
*	Less than one percent (1%)
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

F.    Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

The following table presents information relating to the beneficial ownership of our ordinary shares as of the date of this Annual Report by:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Percentage of ownership is based on 187,885,093 shares outstanding (excluding those held in Treasury).

	Number of Shares	Percentage of
	Beneficially Owned	Outstanding Shares
Grupo Villar Mir, S.A.U. [1]	75,265,434	40.1%
Cooper Creek Partners Management LLC [2]	12,986,178	6.9%
Wolf Hill Capital Management, L.P. [3]	10,313,097	5.5%

1Based on information set forth in a Schedule 13G/A filed with the SEC by Grupo Villar Mir, S.A.U on February 9, 2024. The address of Grupo Villar Mir, S.A.U. is Torre Espacio, Paseo de la Castellana, 259 D, Planta 46N, 28046 Madrid, Spain.

2Based on information set forth in a Schedule 13G/A filed with the SEC by Cooper Creek Partners Management LLC on February 12, 2024. The address of Cooper Creek Partners Management LLC is 501 Madison Avenue, Suite 302, New York, NY 10022.

3Based on information set forth in a Schedule 13G/A filed jointly with the SEC by and on behalf of Wolf Hill Capital Management, L.P. (“Wolf Hill Capital”), Wolf Hill Partners, LP (the “Fund”), Wolf Hill General Partner, LLC (the “General Partner”) and Gary Lehrman on February 13, 2024.  Each of Wolf Hill Capital, the General Partner and Mr. Lehrman has shared voting and shared dispositive power with respect to 10,313,097 shares of the Company’s common stock and the Fund has shared voting and shared dispositive power with respect to 9,456,126 shares of the Company’s common stock.  The address of each of Wolf Hill Capital, the General Partner and Mr. Lehrman is c/o Wolf Hill Capital Management, LP, 35 Mason Street, 2nd Floor, Greenwich, Connecticut 06830.

As of December 31, 2022 and 2021, the percentage of ownership of Grupo Villar Mir, S.A.U was 40.7% and 48.6% respectively.

The Company’s shareholders do not have different voting rights.

As of April 5, 2024, Ferroglobe had four record holders in the United States, holding all of our outstanding shares. One of these shareholders is Cede & Co. The shares held by Cede & Co as record holder are held for underlying beneficial holders, deemed to be the shareholder of record.

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

Grupo VM shareholder agreement

On November 21, 2017, we entered into an amended and restated shareholder agreement with Grupo VM (the “Grupo VM Shareholder Agreement”), as amended on January 13, 2021, and July 29, 2021 that contains various rights and obligations with respect to Grupo VM’s Ordinary Shares, including in relation to the appointment of directors and dealings in the Company’s shares. It sets out a maximum number of directors (the “Maximum Number”) designated by Grupo VM (each, a “Grupo VM Director”) dependent on the percentage of share capital in the Company held by Grupo VM. The Maximum Number is three, if Grupo VM’s percentage of the Company’s shares is greater than 25%; two if the percentage is greater than 15% but less than 25%; and one if the percentage is greater than 10% but less than 15%. As at the date of this Annual Report, the Board of Directors of the Company has three Grupo VM Directors pursuant to the Grupo VM Shareholder Agreement: Javier Lopez Madrid, Juan Villar-Mir de Fuentes and Manuel Garrido y Ruano. Additionally, Silvia Villar-Mir de Fuentes is affiliated with Grupo VM.

Under the Grupo VM Shareholder Agreement, Grupo VM has the right to submit the names of one or more director candidates (a “Grupo VM Nominee”) to the Nominations Committee for consideration to be nominated or appointed as a director as long as it holds 10% or more of Company’s shares. If the Nominations Committee does not recommend a Grupo VM Nominee for nomination or appointment or if the requisite approval of the Board of Directors is not obtained in accordance with the Articles, Grupo VM shall, in good faith, and as promptly as possible but in all cases within thirty days, submit the names of one or more additional (but not the same) Grupo VM Nominees for approval. Grupo VM shall continue to submit the names of additional (but not the same) Grupo VM Nominees until such time as the favorable recommendation of the Nominations Committee and requisite approval of the Board of Directors are obtained. On December 23, 2015, Grupo VM designated Javier López Madrid to serve as the Executive Vice-Chairman of the Board in connection with the closing of the Business Combination. Upon the resignation of Alan Kestenbaum as Executive Chairman of the Board, Mr. López Madrid was appointed as Executive Chairman of the Board effective December 31, 2016. Mr. López Madrid was Chairman of the Nominations Committee until it was replaced by the Nominations and Governance Committee on May 26, 2023.

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

VM Energía and Energya VM

Under contracts entered into with FerroAtlántica S.A.U., (“FAU”) on June 22, 2010 and December 29, 2010 (assigned to FerroAtlántica de Boo, S.L.U. (“FAU Boo”) and to FerroAtlántica de Sabón, S.L.U. (“FAU Sabón”) in August 2019 in anticipation of the FAU Disposal), and with Hidro Nitro Española on December 27, 2012 (assigned to Ferroglobe Monzón (formerly FerroAtlántica del Cinca) when Hidro Nitro Española was sold in December 2018), VM Energía supplies the energy needs of the Boo, Sabón and Monzón electrometallurgy facilities, as a broker for FAU (FAU Boo or FAU Sabon, as appropriate) and Hidro Nitro Española (now Ferroglobe Monzón) in the wholesale power market. The contracts allow FAU (FAU Boo or FAU Sabon, as appropriate) and Hidro Nitro Española (now Ferroglobe Monzón) to buy energy from the grid at market conditions without incurring costs normally associated with operating in the complex wholesale power market, as well as to apply for fixed price arrangements in advance from VM Energía, based on the energy markets for the power, period and profile applied for. The contracts have a term of one year, which can be extended by the mutual consent of the parties to the contract. The contracts were renewed in January 2019 and again renewed in January 2020. In January 2021, the contracts were renewed for two years with the possibility to extend it for additional one-year periods unless terminated with thirty days’ notice. On September 30, 2021 Ferroglobe Spain Metals (formerly Grupo FerroAtlántica, S.A.U) absorbed its subsidiaries FAU Boo and FAU Sabón assuming all the rights and obligations derived from those contracts. Those contracts were assigned from Villar Mir Energía SLU to Energya VM Gestión de Energía, SLU (“Energya VM”) on October 15, 2022. The contracts were renewed in January 25, 2023 and amended in September 14, and November 29, 2023. On December 19, 2023, the agreements were renewed for an additional year. The relevant contracting party within the Ferroglobe group pays VM Energía a service charge in addition to paying for the cost of energy purchase from the market. For the fiscal year ended December 31, 2023, Ferroglobe Spain Metals and Ferroglobe Monzón’s obligations to make payments to VM Energía or Energya VM under their respective agreements for the purchase of energy plus the service charge amounted to $24,635 thousand and $10,691 thousand, respectively ($95,401 thousand and $37,317 thousand, respectively, in 2022 and $102,065 thousand, $30,501 thousand, respectively, in 2021). These contracts are similar to contracts Ferroglobe Spain Metals signs with other third-party brokers.

Under contracts entered into with Ferroglobe Ramsa Mining (formerly Rocas, Arcillas y Minerales SA) (“RAMSA”) on December 3, 2010 and with Ferrroglobe Cuarzos Industriales Mining S.A (formerly Cuarzos Industriales SA) (“CISA”) on April 27, 2012, VM Energía supplied the energy needs of the mining facilities operated by those companies, as a broker for RAMSA and CISA in the wholesale power market. RAMSA and CISA are both subsidiaries of the Company operating in the mining sector. These agreements were superseded in 2019 by agreements entered into as of 15 March 2019 between VM Energía and each of RAMSA and CISA pursuant to which VM Energía provides equivalent intermediary services for term of one year, renewing annually. Those contracts were assigned from Villar Mir Energía SLU to Energya VM Gestión de Energía, SLU (“Energya VM”) on September 27, 2022. The contracts were renewed in February 26, 2023 and again extended on December 19, 2023 for an additional year. For the fiscal year ended December 31, 2023, RAMSA and CISA’s obligations to make payments to VM Energía or Energya VM under their respective agreements amounted to $779 thousand and $359 thousand respectively ($1,152 thousand and $460 thousand, respectively, in 2022, and $1,012 thousand and $353 thousand, respectively, in 2021).

Additionally, for the fiscal year ended December 31, 2023, 2022 and 2021, Enérgya VM invoiced other subsidiaries of Ferroglobe Spain Metals for a total amount of $636 thousand, $647 thousand and $120 thousand, respectively.

In June 2020, Ferroglobe Monzón and VM Energía entered into a collaboration agreement by virtue of which VM Energía is allowed to use Monzón’s grid connection point and high voltage electrical assets for a PV installation project, electricity from which will be supplied to Ferroglobe Monzón.

In February 2021, FerroAtlántica de Sabón and VM Energía entered into a collaboration agreement by virtue of which VM Energía is allowed to use Sabón’s grid connection point and high voltage electrical assets for a PV installation project, electricity from which will be supplied to FerroAtlántica de Sabón.  On September 30, 2021 Ferroglobe Spain Metals (formerly Grupo FerroAtlántica, S.A.U) absorbed its subsidiary FAU Sabón assuming all the rights and obligations derived from this contract.

In November 2021 Ferroglobe Spain Metals entered into an agreement with VM Energía and Parque Eólico A Picota, S.L.U. (a VM Energía subsidiary) for a free assignment of 10% of the Guarantees of Origin of the total energy consumed by Ferroglobe Spain Metals for five (5) years when the wind farms start to produce (in 2023 according to the estimation). In January 2023, VME was denied authorization to construct the plants, so this agreement was amicably terminated.

In December 2021, Ferroglobe Spain Metals entered into an agreement with VM Energía to assist in the identification of counterparties and intermediation for the closing of long-term power purchase agreements. The agreement extended for a new three-months period and automatic renewals with a thirty day prior notice for its termination.

In December 2022, Ferroglobe Spain Metals and VM Energía entered into a Power Purchase Agreement (PPA). Under this PPA, VM Energía will supply to Sabón plant 65 GW on a pay as produced basis during 10 years from the commencement of operation of the Plants. This PPA will cover 10% of the total power consumption of the Sabón plant. In January 2023, VME was denied authorization to construct the plants, so the PPA was amicably terminated.

From March 1 to May 31, 2023, Ferroglobe Spain Metals entered into eleven swap contracts with Energya VM, its current power supplier, to pay a fix cost for the energy supplied to Sabón during those months. As of December 31, 2023, Ferroglobe Spain Metals obligations to make payments to Energya VM under this agreement amounted to $1,239 thousand.

On September 14, 2023, Ferroglobe Spain Metals and Ferroglobe Monzón entered into voltage control center agreements for the three plants, Boo, Sabón and Monzón, necessary for the participation in the Active Response Demand system that will be effective in January 2024.

On October 31, 2023, Ferroglobe Spain Metals and Energya VM entered into a Power Purchase Agreement (PPA). Under this PPA, Energya VM will supply 30,000 Mwh/year from November 1st, 2023, to June 30, 2027.

On December 27, 2023, Ferroglobe Spain Metals and VM Energía entered into three Power Purchase Agreements (PPAs). Under those PPAs, VM Energía, or a VM Energía subsidiary, will supply to Sabón 368 GWh/year on a pay as produced basis during 10 years from the commencement of operation of the plants which is expected in 2028.

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

ITEM 8.       FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

We have included the Consolidated Financial Statements prepared in accordance with IFRS as part of this Annual Report. See “Item 18.—Financial Statements.”

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

Asbestos-related claims

Certain employees of Ferroglobe France, SAS (formerly known as Pechiney Electrometallurgie, S.A and then know as FerroPem, SAS) may have been exposed to asbestos at its plants in France (Le Giffre which closed in 1993 and Marginac which closed in 2003) in the decades prior to Ferroglobe Group’s purchase of that business in December 2004. During the period in question, PEM was wholly-owned by Pechiney Bâtiments, S.A., which had certain indemnification obligations to Ferroglobe pursuant to the 2004 Share Sale and Purchase Agreement under which Ferroglobe acquired PEM. As of December 31, 2022, approximately 100 such employees have “declared” asbestos-related injury to the French social security agencies. Approximately three quarters of these cases now have been closed. Of the remaining cases, approximately half include assertions of “inexcusable negligence” (“faute inexcusable”) which, if upheld, may lead to material liability in the aggregate on the part of Ferroglobe France. Other employees may declare further asbestos-related injuries in the future, and may likewise assert inexcusable negligence. Litigation against, and material liability on the part of, Ferroglobe France will not necessarily arise in each case, and to date a majority of such declared injuries have been minor and have not led to significant liability on Ferroglobe France’s part. Whether liability for “inexcusable negligence” will be found is determined case-by-case, often over a period of years, depending on the evolution of the claimant’s asbestos-related condition, the possibility that the claimant was exposed while working for other employers and, where asserted, the claimant’s ability to prove inexcusable negligence on PEM’s part. Because of these and other uncertainties, no reliable estimate can be made of Ferroglobe France’s eventual liability in these matters, with exception of three grave cases that were litigated through the appeal process and in which claimants’ assertions of inexcusable negligence were upheld against Ferroglobe France. As of December 31, 2023 and 2022, the Company has recorded $611 thousand and $955 thousand, respectively, in Provisions in the statements of financial position.

Environmental matters

In August 2023, Ferroglobe Metallurgical USA, Inc. (formerly known as Globe Metallurgical Inc.) entered into Consent Decree with the U.S. Department of Justice and the U.S. Environmental Protection Agency (the “EPA”) to resolve two Notices of Violation/Findings of Violation (“NOV/FOV”) that the EPA issued to the Beverly, Ohio, facility. The first NOV/FOV was issued on July 1, 2015 and alleged certain violations of the Prevention of Significant Deterioration (“PSD”) and New Source Performance Standards provisions of the Clean Air Act associated with a 2013 project performed at the Beverly facility. The second NOV/FOV was issued on December 6, 2016 and alleged opacity exceedances at certain units, the failure to prevent the release of particulate emissions through the use of furnace hoods at a certain unit, and the failure to install Reasonably Available Control Measures (as defined) at certain emission units at the Beverly facility. Pursuant to the terms of the Consent Decree, the Company is required to install additional pollution control equipment, implement other measures to reduce emissions from the facility, including limits on sulfur content in raw materials, as well as pay a civil penalty of $2,639 thousand.  The Court entered the Consent Decree on October 12, 2023, and the Company paid the civil penalty on November 6, 2023.

Information Requests

In Q1 2023, we received information requests to provide certain information to assist the Department of Justice in connection with their investigation of a suspected crime. We fully complied with all the information requests. As of the date of this report, the Company has received no indication from any authority that any Group company is under investigation.

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

In March 2014, Mr. López Madrid filed a criminal complaint in a Spanish court against a Dermatologist who had previously treated his family, alleging that she had harassed Mr. López Madrid, his family and associates through anonymous phone calls and messages making false accusations and serious threats, which were received daily over a period of several months. The Court has dismissed the claim brought by Mr. López Madrid against the dermatologist. Mr. López Madrid is appealing the dismissal.

In April 2014, the Dermatologist filed a criminal complaint in another Spanish court against Mr. López Madrid for harassment. A trial date is pending to be set for this matter. In a subsequent expansion of the claim, the investigative court is investigating an accusation that Mr. López Madrid hired a former police commissioner to harass and physically assault the Dermatologist. The prosecutor's office, who initially requested that the facts be investigated, has finally requested that an acquittal be issued. Following a determination by the Public Prosecutor’s office that no crime was committed, Mr. López Madrid filed a motion to dismiss the matter denying the allegations against him. The trial will take place at the end of 2024.

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

B.    Significant Changes

Full redemption of the Company’s remaining 9.375% Senior Secured Notes Due 2025

In February 2024, the Company completed the full redemption of the 9.375% Senior Secured Notes due 2025 at 102.34375% of the principal amount plus accrued interest. The issuers elected to redeem an aggregate principal amount of $147,624 thousand of the Notes, the entire amount outstanding as of the redemption date, plus accrued and unpaid interest and call premium of $4,075 thousand. The Notes were fully redeemed from the Company’s cash and cash equivalents.

ITEM 9.       THE OFFER AND LISTING

A.	Offering and Listing Details

See “Item 9.C. Markets” below.

B.    Plan of Distribution

Not applicable.

C.    Markets.

Our ordinary shares are listed for trading on the Nasdaq Capital Market in USD under the symbol “GSM.”

D.    Selling Shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the Issue

Not applicable.

ITEM 10.     ADDITIONAL INFORMATION

A.    Share Capital.

Not applicable.

B.    Memorandum and Articles of Association.

Please see the Articles of Association of Ferroglobe PLC (Exhibit 1.1 to this Form 20-F).

C.    Material Contracts

Except as otherwise disclosed in this Annual Report on Form 20-F (including the Exhibits) and below we are not currently, and have not been in the past two years, party to any material contract, other than contracts entered into in the ordinary course of business.

Reinstated Notes

Pursuant to the Exchange Offer, Ferroglobe PLC, the UK Issuer and Globe offered to eligible holders of the Old Notes the opportunity to exchange any and all of the Old Notes for new 9.375% senior secured notes due 2025 issued by the UK Issuer and Globe.

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

D.    Exchange Controls

See “Item 3.D.—Key Information—Risk Factors—Risks Related to Our Ordinary Shares.”

E.    Taxation.

U.S. federal income taxation

The following is a discussion of the material U.S. federal income tax consequences to U.S. shareholders (as defined below) of the ownership and disposition of ordinary shares. The discussion is based on and subject to the Internal Revenue Code of 1986 (“the Code”), the U.S. Treasury Regulations promulgated thereunder, administrative rulings and court decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. The discussion applies only to U.S. shareholders that acquire ordinary shares in exchange for cash in this offering and hold ordinary shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). The discussion also assumes that we will not be treated as a U.S. corporation under Section 7874 of the Code. The discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. shareholders in light of their personal circumstances, including any tax consequences arising under the Medicare contribution tax on net investment income, or to such shareholders subject to special treatment under the Code, such as:

●	banks, thrifts, mutual funds, insurance companies, and other financial institutions;
●	real estate investment trusts (REITs) and regulated investment companies (RICs);
●	traders in securities who elect to apply a mark-to-market method of accounting;
●	brokers or dealers in securities or foreign currency;

●	tax-exempt organizations or governmental organizations;
●	individual retirement and other deferred accounts;
●	U.S. shareholders whose functional currency is not the USD;
●	U.S. expatriates and former citizens or long-term residents of the United States;
●	“passive foreign investment companies,” “controlled foreign corporations,” and corporations that accumulate earnings to avoid U.S. federal income tax;
●	persons subject to the alternative minimum tax;
●	shareholders who hold ordinary shares as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction;
●	“S corporations,” partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein);
●	persons that actually or constructively own 10% or more of our voting stock; and
●	shareholders who received their ordinary shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

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

We generally intend to pay dividends in USD. If we were to pay dividends in a foreign currency or other property, the amount of any such dividend will be the USD equivalent value of the foreign currency or other property distributed by us, calculated, in the case of foreign currency, by reference to the exchange rate on the date the dividend is includible in the U.S. shareholder’s income, regardless of whether the payment is in fact converted into USD on the date of receipt. Generally, a U.S. shareholder should not recognize any foreign currency gain or loss if the foreign currency is converted into USD on the date the payment is received. However, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. shareholder includes the dividend payment in income to the date such U.S. shareholder actually converts the payment into USD will be treated as ordinary income or loss. That currency exchange or loss (if any) generally will be income or loss from U.S. sources for foreign tax credit purposes.

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

Passive foreign investment company considerations

As a foreign corporation, we will be a “passive foreign investment company” (a “PFIC”) under the Code for any taxable year in which, after the application of certain look-through rules, (1) at least 75% of our gross income is “passive income” as that term is defined in the relevant provisions of the Code, or (2) at least 50% of the value of our assets (determined on the basis of a quarterly average) produce “passive income” or are held for the production of “passive income.” The determination as to PFIC status is made annually. If a U.S. shareholder is treated as owning PFIC stock, the U.S. shareholder will be subject to special rules generally intended to reduce or eliminate the benefit of the deferral of U.S. federal income tax that results from investing in a foreign corporation that does not distribute all of its earnings on a current basis. These rules may adversely affect the tax treatment to a U.S. shareholder of dividends paid by us and of sales, exchanges and other dispositions of ordinary shares, and may result in other adverse U.S. federal income tax consequences.

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

Individuals that own “specified foreign financial assets” with an aggregate value of more than $50,000 (or higher threshold for some married individuals and individuals living abroad) may be required to file an information report (IRS Form 8938) with respect to such assets with their U.S. tax returns. Ordinary shares generally will constitute specified foreign financial assets subject to these reporting requirements, unless the ordinary shares are held in an account at a financial institution (which, in the case of a foreign financial account, may also be subject to reporting). Additionally, under recently finalized regulations, a domestic corporation, domestic partnership, or trust (as described in Section 7701(a)(30)(E) of the Code) which is formed or availed of for purposes of holding, directly or indirectly, specified foreign financial assets may be treated as an individual for purposes of these rules. U.S. shareholders should consult their own tax advisors regarding information reporting requirements relating to their ownership of ordinary shares, and the significant penalties to which they may be subject for failure to comply.

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

A nil rate of income tax applies to the first £2 thousand of dividend income received by an individual shareholder in a tax year prior to the 2023-2024 tax year (the “Nil Rate Amount”), regardless of what tax rate would otherwise apply to that dividend income. This was reduced to £1 thousand from April 6, 2023 and will be reduced to £500 from April 6, 2024. Any dividend income received by an individual shareholder in a tax year in excess of the Nil Rate Amount will be subject to income tax at dividend rates determined by thresholds of income, as follows:

●	at the rate of 8.75%, to the extent that the relevant dividend income falls below the threshold for the higher rate of income tax;
●	at the rate of 33.75%, to the extent that the relevant dividend income falls above the threshold for the higher rate of income tax but below the threshold for the additional rate of income tax; and
●	at the rate of 39.35%, to the extent that the relevant dividend income falls above the threshold for the additional rate of income tax.

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

If an individual holder of ordinary shares who is subject to U.K. income tax at either the higher or the additional rate becomes liable to U.K. capital gains tax on the disposal of ordinary shares, the applicable rate will be 20%. For an individual holder of ordinary shares who is subject to U.K. income tax at the basic rate and liable to U.K. capital gains tax on such disposal, the applicable rate would be 10%, save to the extent that any capital gains exceed the unused basic rate tax band. In that case, the rate applicable to the excess would be 20%. No indexation allowance will be available to an individual holder of ordinary shares in respect of any disposal of such shares. However, the capital gains tax annual exempt amount (which is £12,300 (2022/23) for individuals, which was reduced to £6,000 from 6 April 2023) may be available to exempt any chargeable gain, to the extent that the exemption has not already been utilized.

If a corporate holder of ordinary shares becomes liable to U.K. corporation tax on the disposal of ordinary shares, the main rate of U.K. corporation tax (increased from 19% to 25% on 1 April 2023) would apply. An indexation allowance may be available to such a holder to give an additional deduction based on the indexation of its base cost in the shares by reference to U.K. retail price inflation over its holding period (if the shares were acquired before December 2017). An indexation allowance can only reduce a gain on a future disposal, and cannot create a loss. Participation exemption could be available provided certain requirements are met.

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

If ordinary shares (or interests therein) are subsequently transferred into a clearance service or depositary receipt system, under Sections 93 and 96 of the U.K. Finance Act 1986 a U.K. stamp duty or SDRT charge will generally apply at the rate of 1.5% of the amount or value of the consideration given (rounded up in the case of U.K. stamp duty to the nearest £5) or, in certain circumstances, the value of the shares (save to the extent that an election has been made under Section 97A of the U.K. Finance Act 1986). This liability for U.K. stamp duty or SDRT will strictly be accountable by the clearance service or depositary receipt system, as the case may be, but will, in practice, generally be reimbursed by participants in the clearance service or depositary receipt system. However, following recent EU judicial decisions, HMRC has published guidance that they will no longer seek to enforce such charge in certain circumstances (mainly where the transaction is in connection with the raising of capital) and it is expected that legislation will be enacted to formalize this position taking effect from 1 January 2024. Specific tax advice should be sought in such circumstances.

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

You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, such as us, that file electronically with the SEC. The address of that website is www.sec.gov.

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

J.     Annual Report to Security Holders.

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

Market risk

Market risk is the risk that the Company’s future cash flows or the fair value of its financial instruments will fluctuate because of changes in market prices. The primary market risks to which the Company is exposed are foreign currency risk, interest rate risk and risks related to prices of finished goods, raw materials (principally coal and manganese ore) and power.

Foreign exchange rate risk

Ferroglobe generates sales revenue and incurs operating costs in various currencies. The prices of finished goods are to a large extent determined in international markets, primarily in USD and Euros. Foreign currency risk is partly mitigated by the generation of sales revenue, the purchase of raw materials and other operating costs being denominated in the same currencies. Although it has done so on occasions in the past, and may decide to do so in the future, the Company does not generally enter into foreign currency derivatives in relation to its operating cash flows.

In 2021, due to an occurrence of events and conditions that reduce the number of transactions in Euros, management conducted a review of the functional currency of the Parent Company and they concluded that there has been a change in its functional currency from Euro to USD, effective since October 1, 2021 (see Note 3.3 Basis of presentation - Functional and reporting currency to our consolidated financial statements).

Interest rate risk

Ferroglobe is exposed to interest rate risk in respect of its financial liabilities that bear interest at floating rates. These primarily comprise credit facilities and leases commitments for lease agreements under IFRS 16.

As of December 31, the Company’s interest-bearing financial liabilities were as follows:

	2023
	Fixed rate	Floating rate	Total
	U.S.$'000	U.S.$'000	U.S.$'000
Bank borrowings (Note 16)	15,865	30,683	46,548
Obligations under leases (Note 17)	—	28,387	28,387
Tolling agreement lease liability (Note 22)	37,863	—	37,863
Debt instruments (Note 18)	154,780	—	154,780
Other financial liabilities (Note 19)	57,218	20,224	77,442
	265,726	79,294	345,020

(*)  Other financial liabilities comprise loans from government agencies (see Note 19 Other Financial Liabilities of the consolidated financial statements).

	2022
	Fixed rate	Floating rate	Total
	U.S.$'000	U.S.$'000	U.S.$'000
Bank borrowings (Note 16)	16,857	60,976	77,833
Obligations under leases (Note 17)	—	21,871	21,871
Debt instruments (Note 18)	343,442	—	343,442
Other financial liabilities (Note 19)	80,388	18,273	98,661
	440,687	101,120	541,807

(*)  Other financial liabilities comprise loans from government agencies (see Note 19 Other Financial Liabilities of the consolidated financial statements).

Power risk

Power generally constitutes one of the larger expenses for most of Ferroglobe’s products. Ferroglobe focuses on minimizing energy prices and unit consumption throughout its operations by concentrating its silicon and manganese-based alloy production during periods when energy prices are lower. In 2023, Ferroglobe’s total power consumption was 5,834 gigawatt-hours (6,431 in 2022), with power contracts that vary across its operations.

In 2023, Ferroglobe has engaged discussions with energy companies to secure Purchasing Power Agreements (“PPAs”) based on Solar and wind generation. Two wind PPAs were signed in 2023 with a total volume of 130 GWh at a fixed price between 77 and 50 EUR/MWh.

Certain of the Company’s subsidiaries have their power needs covered by a three-year agreement ending in 2025. Regulation enacted in 2015 enables French subsidiaries of the Company to benefit from reduced transmission tariffs, interruptibility compensation (an agreement whereby the companies agree to interrupt production in response to surges in demand across the French electricity grid), as well as receiving compensation for indirect carbon dioxide costs under the EU Emission Trading System (ETS) regulation.

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

Since October 2020, the Company entered into a factoring program where the receivables of some of the Company’s French and Spanish entities are  advanced pursuant to a factoring arrangement. in February 2022, Ferroglobe Spain Metals (formerly Grupo FerroAtlántica, S.A) signed a without recourse factoring agreement with Bankinter.

Liquidity risk

The purpose of the Company’s liquidity and financing policy is to ensure that the Company keeps sufficient funds available to meet its financial obligations as they fall due. The Company’s main sources of financing are as follows:

●	In 2021, the Company exchanged 98.6% of its 350 million 9.375% senior unsecured notes due in March 2022 (“Old Notes”) for total consideration of $1,000 of principal amount, which is comprised of (i) $1,000 aggregate principal amount of the new 9.375% senior secured notes due in 2025 (the “Reinstated Senior Notes”) plus (ii) cash amount to $51.6 million, which the Company’s Parent applied as cash consideration for a subscription of new ordinary shares of the Company.

In 2021, the Company issued $60.0 million in new 9% senior secured notes due in 2025 (“Super Senior Notes”). In July 2022, the Super Senior Notes were redeemed at 100% of the principal amount thereof plus accrued interest.

●	In 2016, a Company subsidiary entered into a loan agreement with the Spanish Ministry of Industry, Tourism and Commerce (the “Ministry”) to borrow an aggregate principal amount of €44.9 million ($50.2 million) in connection with the industrial development projects relation to a silicon purification project at an annual interest rate of 3.6%. The Company is required to repay this loan in seven instalments commencing in 2023 and to be completed by 2030.
●	In October 2020, the Company signed a new factoring agreement with a financial institution for anticipating the collection of receivables of the Company’s European subsidiaries. During 2023, the factoring agreement provided upfront cash consideration of $431,274 thousand ($835,388 thousand in 2022). The Company has repaid $454,576 thousand ($863,192 thousand in 2022), showing at December 31, 2023, an on-balance sheet bank borrowing debt of $30,683 thousand (2022: $$56,157 thousand), (see Note 9 and 16 to our consolidated financial statements.)
●	In February 2022, Ferroglobe Spain Metals (formerly Grupo FerroAtlántica, S.A.) signed an additional factoring agreement with Bankinter. This program offers the possibility to sell the receivables corresponding to ten customers pre-approved by the bank and its credit insurer.
●	In June 2022, a Company subsidiary entered into a five-year, $100 million asset-based revolving credit facility (the “ABL Revolver”), with the Bank of Montreal as lender and agent. The maximum amount available under the ABL Revolver is subject to a borrowing base test comprising North American inventory and accounts receivable.
●	In 2020, a Company subsidiary entered into a loan agreement with BNP Paribas to borrow an aggregate principal amount, interest-free, of €4.5 million ($5.3 million), to finance Company’s activities in France. The French government guaranteed the loan in line with special measures taken in response to the COVID-19 pandemic. The loan is to be repaid by 2026. The Company is liable for a fee of 0.5% equal based on the total borrowed capital.
●	In 2020, a Company subsidiary entered into a loan agreement with Investissement Québec to borrow an aggregate principal amount, interest-free, of $7.0 million to finance its capital expenditures activities in Canada. The loan is to be repaid over a seven-year period, with payments deferred for the first three years from inception of the loan.
●	On March 3, 2022, Ferroglobe Spain Metals, S.A.U. (also “FG Spain”, formerly Grupo FerroAtlántica, S.A.U.) and Ferroglobe Corporate Services (also “FG Corporate”, formerly Grupo FerroAtlántica de Servicios) (together the “Beneficiaries”) and the Sociedad Estatal de Participaciones Industriales (“SEPI”), a Spanish state-owned industrial holding company affiliated with the Ministry of Finance and Administration, entered into a loan agreement of €34,500 thousand. This loan is part of the SEPI fund intended to provide assistance to non-financial companies operating in strategically important sectors within Spain in the wake of the COVID-19 pandemic.

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

A.    Defaults

No matters to report.

B.    Arrears and delinquencies

Not matters to report.

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

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer have conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. An effective internal control system, no matter how well designed, has inherent limitations, including the possibility of human error or overriding of controls, and therefore can provide only reasonable assurance with respect to reliable financial reporting. Because of its inherent limitations, our internal control over financial reporting may not prevent or detect all misstatements, or fraud.

Based on the evaluation completed, we have concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective in recording, processing, summarizing and reporting on a timely basis the information required to be included in periodic filings under the Exchange Act due to the existence of a certain material weakness in our internal control over financial reporting, as described below.

Notwithstanding the conclusion by our Chief Executive Officer and Chief Financial Officer that our disclosure controls and procedures as of December 31, 2023 were ineffective, and notwithstanding the material weakness in our internal control over financial reporting described below, management has concluded that the consolidated financial statements included in this Annual Report fairly present in all material respects our financial position, results of operations and cash flows as of the dates presented and for the periods ended on such dates in accordance with the IFRS as issued by the IASB.

B.  Management’s Annual Report on internal control over financial reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control over financial reporting is designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements.

An effective internal control system, no matter how well designed, has inherent limitations, including the possibility of human error or overriding of controls, and therefore can provide only reasonable assurance with respect to reliable financial reporting. Because of its inherent limitations, our internal control over financial reporting may not prevent or detect all misstatements, or fraud.

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, based on criteria established in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on those criteria, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that our internal control over financial reporting was not effective due to the existence of the material weakness described below.

Material weakness in internal control over financial reporting

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

We have identified and disclosed in our Annual Report for the year ended December 31, 2023, the following material weakness in internal control over financial reporting.

-Control Activities

We have identified deficiencies in the principles associated with the control activities component of the COSO framework. Specifically, these control deficiencies constitute a material weakness relating to the following principles: (i) selects and develops control activities (ii) establishes control activities over technology, and (iii) deploys control activities through policies that establish what is expected and procedures that put policies into action. Specifically, this material weakness primarily related to the following areas:

●	Impairment of Long-Lived Assets: controls over reconciliations of budgeted information and the review of assumptions used in our impairment evaluation of long-lived assets, which did not operate effectively.
●	General IT Controls: insufficient design and operation of controls to address IT related risks in certain of our IT applications, which resulted in related IT application controls and information controls not being able to be relied upon.
●	Ferroglobe France: Due to employee turnover and operational changes during the year, controls over various processes did not operate effectively throughout the year.

The above deficiencies did not result in material misstatements to the consolidated financial statements.

C.Attestation report of the registered public accounting firm

The Company’s independent registered public accounting firm, KPMG Auditores, S.L., who audited the consolidated financial statements included in this Annual Report issued an adverse opinion on the effectiveness of the Company’s internal control over financial reporting. KPMG Auditores, S.L.’s report is included as follows:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Ferroglobe PLC:

Opinion on Internal Control over Financial Reporting

We have audited Ferroglobe PLC and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2023, the related consolidated statements of income, comprehensive income (loss), changes in equity, and cash flows for the year then ended, and the related notes and financial statement schedule I (collectively, the consolidated financial statements), and our report dated May 13, 2024 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to the control activities COSO component has been identified and included in management’s assessment. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

/s/ KPMG Auditores, S.L.

Madrid, Spain
May 13, 2024

D.Changes in internal control over financial reporting

Except for the changes in connection with the material weakness identified above and our remediation of previously identified material weaknesses as discussed below, there have been no other changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

In order to address the material weaknesses disclosed in our 2022 Form 20-F, during 2023, management expanded the accounting and financial reporting departments and hired new employees with significant experience in SEC reporting and internal controls over financial reporting, created new controls and enhanced existing controls, and reinforced the need for strong documentation when performing controls. We have also utilized the expertise of external advisors to further enhance our control framework and support in the documentation of key controls.

As a result of these strong efforts, we have remediated the previously reported material weakness related to the control environment COSO component as well as the previously reported material weakness related to the financial closing and reporting process, including controls over manual journal entries.

Although the Company has dedicated a substantial effort to improve the internal control over financial reporting, our remediation efforts are ongoing. During 2024, we are performing the following steps to remediate the remaining material weakness described above, including:

●	Strengthening the controls over the reconciliation of budgeted information and review of assumptions used in our impairment evaluation of long-lived assets,
●	Working closely with our third-party service provider to improve the evidence and documentation of the controls performed to address the identified IT-related risks,
●	Increasing the accountability associated with the correct performance of internal controls, and
●	Accelerating the use of automation in our processes and centralizing and standardizing more control activities to ensure consistent performance.

We believe these actions will be sufficient to remediate the identified material weakness and further strengthen our internal control over financial reporting; however, there can be no guarantee that such remediation will be sufficient.

We will continue to monitor the effectiveness of our controls and will make any further changes management determines appropriate. The planned improvements will be subject of the Company’s annual evaluation and assessment of internal control over financial reporting. As we cannot consider the material weakness remediated until the actions described above have operated for a sufficient period of time, we will evaluate the results of our control assessments to determine whether these controls are operating effectively and whether the material weakness above has been remediated as of December 31, 2024.

ITEM 16.     [RESERVED]

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT.

See “Item 6.C.—Directors, Senior Management and Employees—Board Practices—Committees of board of directors—Audit Committee.” Our Board of Directors has determined that each of the Audit Committee members meets the requirements as an “audit committee financial expert” as that term is defined under the applicable rules of the SEC and is an “independent director” within the meaning of Nasdaq Stock Market Rule 5605(a)(2).

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

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table provides information on the aggregate fees billed by our principal accountant KPMG Auditores, S.L. (“KPMG”) in 2023 (Deloitte, S.L in 2022) or by other firms, to Ferroglobe PLC and subsidiaries, classified by type of service rendered for the periods indicated, in thousands of USD:

($ thousands)	2023	2022
Audit Fees	5,769	6,735
Audit-Related Fees	—	59
Tax Fees	—	34
All Other Fees	—	4
Total	5,769	6,832

For the year ended December 31, 2023, KPMG was the Company’s auditor for the consolidated financial statements and most local subsidiary statutory accounts. At the annual general meeting on June 27, 2023, the shareholders appointed KPMG as the Company’s auditor for a term of office of one year replacing the Company’s prior auditor Deloitte S.L. (“Deloitte”). For the year ended December 31, 2022, Deloitte was the Company’s auditor for the consolidated financial statements and most local subsidiary statutory accounts. They retain certain statutory account audits in 2023.

Audit Fees for services that KPMG provided in 2023 are the aggregate fees billed for professional services in connection with the audit of our annual consolidated financial statements and statutory audits of our subsidiaries’ financial statements under the rules in which our subsidiaries are organized. Also included are quarterly limited reviews, audits of non-recurring transactions, consents and any audit services required for SEC or other regulatory filings.

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

All Other Fees comprise fees billed in relation to financial advisory services and other services not accounted for under other categories.

Audit Committee’s policy on pre-approval of audit and permissible non-audit services of the independent auditor

Subject to shareholder approval of the independent auditor, the Audit Committee has the sole authority to appoint, retain or replace the independent auditor. The Audit Committee is also directly responsible for the compensation and oversight of the work of the independent auditor. These policies generally provide that we will not engage our independent auditors to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee. The Audit Committee’s pre-approval policy, which covers audit and non-audit services provided to us or to any of our subsidiaries, is as follows:

●	The Audit Committee shall review and approve in advance the annual plan and scope of work of the independent external auditor, including staffing of the audit, and shall (i) review with the independent external auditor any audit-related concerns and management’s response and (ii) confirm that any examination is performed in accordance with the relevant standards.
●	The Audit Committee shall pre-approve all audit services and all permitted non-audit services (including the fees and terms thereof) to be performed for us by the independent auditors, to the extent required by law. The Audit Committee may delegate to one or more Committee members the authority to grant pre-approvals for audit and permitted non-audit services to be performed for us by the independent auditor, provided that decisions of such members to grant pre-approvals shall be presented to the full Audit Committee at its next regularly scheduled meeting.

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

At its 2023 annual general meeting dated June 27, 2023, the shareholders of Ferroglobe PLC approved the appointment of KPMG Auditores, S.L. (“KPMG”) as independent registered accounting firm of the Company and its subsidiaries for the financial year ended December 31, 2023. The engagement of our independent registered public accounting firm was made after careful consideration and was approved by our Audit Committee pursuant to the authority delegated to it by the Board of Directors in the Committee’s Terms of Reference and following a tender process, to which Deloitte, S.L. was not invited. Accordingly, Deloitte, S.L. was not re-elected for another term and was discharged as our independent registered public accounting firm on June 27, 2023.

The report of Deloitte, S.L. on our consolidated financial statements for the years ended December 31, 2022 and 2021 did not contain any adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. The report of Deloitte, S.L. on the effectiveness of internal control over financial reporting as of December 31, 2022 contained an adverse opinion on internal control over financial reporting as of that date because of the effect of material weaknesses. There was no disagreement whatsoever relating to the years ended December 31, 2022 and 2021 and any subsequent interim period preceding such dismissal of Deloitte, S.L. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of the former auditor, would have caused them to make reference to the subject matter of the disagreement in connection with their report, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F other than the material weaknesses identified above.

We have provided a copy of the above statements to Deloitte, S.L. and requested that Deloitte, S.L. furnish us with a letter addressed to the SEC stating whether or not they agree with the above disclosure. A copy of that letter, dated May 13, 2024, is filed as an exhibit to this annual report on Form 20-F.

Further, in the two years prior to December 31, 2022 or any subsequent interim period preceding such dismissal of Deloitte, S.L, we have not consulted with KPMG Auditores, S.L. regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered with respect to the financial statements of the Ferroglobe Group; or (ii) any matter that was either the subject of a disagreement as that term is defined in Item 16F(a)(1)(iv) of Form 20-F or a “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

ITEM 16G.  CORPORATE GOVERNANCE.

As a “foreign private issuer,” as defined by the SEC, although we are permitted to follow certain corporate governance practices of England and Wales, instead of those otherwise required under Nasdaq rules for domestic issuers, we intend to follow the Nasdaq corporate governance rules applicable to foreign private issuers. While we voluntarily follow most Nasdaq corporate governance rules, we intend to take advantage of the following limited exemptions:

●	Exemption from filing quarterly reports on Form 10-Q or providing current reports on Form 8-K disclosing significant events within four days of their occurrence;
●	Exemption from Section 16 rules regarding sales of ordinary shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the U.S. Exchange Act;
●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption;
●	Exemption from the requirement that our Board have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Currently, our Compensation Committee is composed of a majority of independent directors; and
●	Exemption from the requirements that director nominees are selected, or recommended for selection by our Board, either by (1) independent directors constituting a majority of our Board’s independent directors in a vote in which only independent directors participate, or (2) a Nominations and Governance Committee composed solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

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

ITEM 16I.  DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICY

Not applicable.

ITEM 16K. CYBERSECURITY

To more effectively protect against, detect and respond to cybersecurity threats, the Company’s Audit Committee is tasked with overseeing the maintenance of a cybersecurity risk management program. The Audit Committee oversees our Cybersecurity Committee, formally created in 2023, that is responsible for leading enterprise-wide cybersecurity strategy, policy, standards, architecture and processes. The Cybersecurity Committee is chaired by the Company’s IT Operations & Master Data Management Director along with our IT Security and Compliance Manager. Our IT Operations & Master Data Management Director has 10 years of experience in cybersecurity and IT operations management roles. Our IT Security and Compliance Manager is CISA certified and has more than 15 years experience in the IT space. He additionally holds an MsC in Computer Science as well as holding advanced degrees in Audit, Security, Governance and Law on IT. The remaining members of the cybersecurity committee have experience in cybersecurity through past work experience, formal certifications and/or degrees or other relevant experience.

The Company has designed its cybersecurity strategy and control framework based on ISO 27001, NIST, and other relevant industry standards, with the aim of protecting its networks and applications thereby ensuring the confidentiality of sensitive information maintained as part of its business operations as well as secure its resources. Such information and resources, if breached, could have a material impact on the Company’s operations. The Company continues to invest in its security monitoring capabilities required to alert on suspicious activity and has in place response and recovery strategies that supports its ability to restore critical business operations in a controlled and step-wise manner. Additionally, we continually evaluate our internal systems, processes and controls to identify potential vulnerabilities and mitigate potential loss from cyber-attacks. Some of the activities described above, such as equipment monitoring and vulnerability identification, are outsourced to third parties that have the appropriate capacity and experience through contracts that guarantee the confidentiality of the information handled.

Given that some of the information systems and other services have dependencies on external providers, Ferroglobe has processes to supervise the adequacy of said providers to the organization's control framework. Overseeing cybersecurity risks from vendors involves a proactive approach to monitor and manage potential threats through the evaluation of vendor security practices, compliance with standards, and risk exposure, implementation of controls, contractual agreements, and incident response plans and finally vigilance about vendor changes in order to adapt the risk management strategies if needed.

Our cybersecurity strategy aims to deploy efficient operational risk management techniques and safeguard intellectual property, proprietary information, and sensitive data, while minimizing operational and fraud losses to improve overall performance. The activities that develop said strategy involves identifying the source and severity of cybersecurity threats, implementing relevant impact analysis and recovery processes, and promptly informing the full Board of Directors about material cybersecurity threats and incidents.

Furthermore, our cybersecurity strategy focuses on the importance of raising awareness throughout the company enabling our employees and other key personnel to effectively handle the ever-increasing amount of sophisticated security and social engineering attacks. Our security awareness program commenced in 2023 to improve awareness through training, including training workshops, reference materials and phising simulations campaigns, among others. Our key areas of focus in 2024 and beyond will include requiring further training encouraging our employees to report any suspicious activity they encounter.

As noted, our Audit Committee has oversight responsibility for our cybersecurity practices, and we believe the directors of such committee collectively have the requisite experience, knowledge and visibility into the design and operation of our information security practices to fulfill this responsibility effectively. Further, our Audit Committee receives regular reports from the Cybersecurity Committee, in addition to the status of projects to strengthen the Company’s information security systems, assessments of the Company’s security program and the emerging threat landscape. The Cybersecurity Committee reports to the Board of Directors at least annually on current trends and developments within the cybersecurity landscape. In addition to these reporting requirements, the Company has instituted a policy for escalating risks through various channels, with ultimate disclosure to the Board of Directors.

In 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company, including with respect to our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 4. —Risk factors— Cybersecurity breaches and threats could disrupt our business operations and result in the loss of critical and confidential information.” in this Annual Report on Form 20-F.

PART III

ITEM 17.     FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.     FINANCIAL STATEMENTS.

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 19.     EXHIBITS.

Exhibit No.	Exhibit Description
1.1

Articles of Association of Ferroglobe PLC, dated as of October 26, 2017 (incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20-F (File No. 001-37668) filed by the Company on April 30, 2018)

2.1*	Description of securities

3.1

Amended and Restated Shareholder Agreement, dated as of November 21, 2017, between Grupo VM and Ferroglobe (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 20-F (File No. 001-37668) filed by the Company on April 30, 2018)

3.2	Amendment No. 3, to the amended and restated shareholder agreement (incorporated by reference to Exhibit 3.2 to the Annual Report on Form 20-F (File No. 001-37668) file by the Company on May 2, 2022)

4.1†

Service Agreement, dated June 21, 2016, between Ferroglobe and Javier López Madrid (incorporated by reference to Exhibit 4.10 to the Annual Report on Form 20-F (File No. 001-37668) filed by the Company on May 1, 2017)

4.2†

Amendment, dated February 7, 2017, to the Service Agreement, dated June 21, 2016, between Ferroglobe and Javier López Madrid (incorporated by reference to Exhibit 4.11 to the Annual Report on Form 20-F (File No. 001-37668) filed by the Company on May 1, 2017)

4.3†	2016 Equity Incentive Plan (incorporated by reference to Exhibit 4.14 to the Annual Report on Form 20-F (File No. 001-37668) filed by the Company on April 30, 2018)

4.4

Indenture governing the $345,058 thousand exchanged old notes of 9⅜% for new 9⅜% senior secured notes due 2025 issued by the UK Issuer and Globe dated as of July 29, 2021, among Ferroglobe Finance Company, PLC, a public limited company incorporated under the laws of England and Wales (the “UK Issuer”), and Globe Specialty Metals, Inc., a corporation incorporated under the laws of the State of Delaware (the “U.S. Co-Issuer” and, together with the UK Issuer, the “Issuers”), Ferroglobe PLC, a public limited company incorporated under the laws of England and Wales as the parent guarantor (the “Parent”), the Guarantors (as defined herein) from time to time party hereto, and GLAS Trustees Limited, as trustee (in such capacity, the “Trustee”), GLAS Trust Corporation Limited as security agent (in such capacity, the “Security Agent”), Global Loan Agency Services Limited as paying agent (in such capacity, the “Paying Agent”) and GLAS Americas LLC as registrar (in such capacity, the “Registrar”) and transfer agent (in such capacity, the “Transfer Agent”) (incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F (File No. 001-37668) file by the Company on May 2, 2022)

Exhibit No.	Exhibit Description
5.1

Asset based loan agreement, dated 30 June 2022, among Globe Specialty Metals, Inc., QSIP Canada ULC and the Bank of Montreal (incorporated by reference to Exhibit 5.1 to the Annual Report on Form 20-F (File No. 001-37668) file by the Company on May 1, 2023)

8.1*	List of Significant Subsidiaries

12.1*	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of the Principal Executive Officers and Principal Financial Officer Pursuant to 18 U.S.C. 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG Auditores, S.L.

15.2*	Consent of Deloitte, S.L.

15.3*	Letter of Deloitte, S.L., dated May 13, 2024, regarding change in independent registered public accounting firm

16.1*	Mine Safety and Health Administration Safety Data
97.1*	Ferroglobe PLC Clawback Policy

101*	Interactive Data Files formatted in iXBRL (Extensible Business Reporting Language)

104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibits 101)
†	Management contract or compensatory plan or arrangement
*	Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: May 13, 2024

Ferroglobe PLC
(Registrant)

	By:	/s/ Marco Levi
Marco Levi
Principal Executive Officer

	By:	/s/ Beatriz García-Cos
Beatriz García-Cos
Principal Accounting Officer

FERROGLOBE PLC

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the three years ended December 31, 2023, 2022 and 2021

Report of Independent Registered Public Accounting Firm on consolidated financial statements as of December 31, 2023 and for the year ended December 31, 2023 (PCAOB Firm ID 1027)	F-2

Report of Independent Registered Public Accounting Firm on consolidated financial statements as of December 31, 2022 and for each of the two years in the period ended December 31, 2022 and 2021 (PCAOB Firm ID 1223)

F-4
Consolidated Statements of Financial Position as of December 31, 2023 and 2022	F-5
Consolidated Income Statements for the years ended December 31, 2023, 2022 and 2021	F-6
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2023, 2022 and 2021	F-7
Consolidated Statements of Changes in Equity for the years ended December 31, 2023, 2022 and 2021	F-8
Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021	F-9
Notes to the Consolidated Financial Statements	F-10
Appendix to the Consolidated Financial Statements	F-82

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Ferroglobe PLC:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Ferroglobe PLC and subsidiaries (the Company) as of December 31, 2023, the related consolidated statements of income, comprehensive income (loss), changes in equity, and cash flows for the year then ended, and the related notes and financial statement schedule I (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated May 13, 2024 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of property, plant and equipment for Polokwane and Puertollano cash-generating units

As discussed in Notes 4.3, 4.4, and 8 to the consolidated financial statements, the Company´s consolidated property, plant and equipment balance was $501 million as of December 31, 2023, of which $44 million related to the Polokwane and Puertollano cash-generating units. During 2023, the Company evaluated these cash-generating units (CGUs) for potential impairment by comparing their carrying amounts with their estimated recoverable amounts. The Company determines the estimated recoverable amount as the higher of fair value less costs of disposal or value in use.

We identified the valuation of property, plant and equipment for the Polokwane and Puertollano CGUs as a critical audit matter. Subjective auditor judgment was required to evaluate the Company´s assumptions related to revenue projections, EBITDA projections, discount rate and terminal growth rate for the Polokwane CGU whose value-in-use was estimated using a discounted cash flow (DCF) model. Changes to these assumptions could have a significant impact on the estimated value-in-use. Subjective auditor judgment was also required to evaluate the methodology used and estimated fair value of the Puertollano CGU. Specialized skills and knowledge were also required to assess the recoverable values of both CGUs.

The following are the primary procedures we performed to address the critical audit matter:

●	We evaluated the revenue projections for the Polokwane CGU against third-party forecasted future market prices.
●	We evaluated the EBITDA projections for the Polokwane CGU by comparing them against the current and historical performance of other CGUs, the Company as a whole, and other companies in similar industries.
●	We involved corporate valuation professionals with specialized skills and knowledge who assisted in:
o	evaluating the Company´s discount rate for the Polokwane CGU by developing an independent estimate using publicly available market data for comparable entities
o	evaluating the terminal growth rate for the Polokwane CGU by developing an independent estimate using market forecasts of long-term growth rates.
●	We involved real estate valuation professionals with specialized skills and knowledge who assessed the estimated fair value of certain real estate in the Puertollano CGU based on comparable transactions.
●	We involved personal property valuation professionals with specialized skills and knowledge who assessed the valuation methodology used and estimated fair value of certain industrial equipment in the Puertollano CGU.

/s/ KPMG Auditores, S.L.

We have served as the Company’s auditor since 2023.

Madrid, Spain
May 13, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Ferroglobe PLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Ferroglobe PLC and subsidiaries (the “Company”) as of December 31, 2022, the related consolidated income statements, the consolidated statements of comprehensive income (loss), the consolidated statements of changes in equity, and the consolidated statements of cash flows for each of the two years in the period ended December 31, 2022, the related notes, and the schedule I as of and for the same periods (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Deloitte, S.L.

Madrid, Spain

May 1, 2023

We began serving as the Company’s auditor since 1992. In 2023 we became the predecessor auditor.

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2023 AND 2022

(In USD thousands)

	Notes	2023	2022
ASSETS
Non-current assets
Goodwill	Note 6	29,702	29,702
Intangible assets	Note 7	138,345	111,797
Property, plant and equipment	Note 8	501,396	486,247
Other financial assets	Note 9	19,792	14,186
Deferred tax assets	Note 24	8,760	7,136
Receivables from related parties	Note 25	1,658	1,600
Other non-current assets	Note 11	22,156	18,218
Restricted cash and cash equivalents	Note 9	—	2,133
Total non-current assets		721,809	671,019
Current assets
Inventories	Note 10	383,841	500,080
Trade and other receivables	Note 9	310,243	425,474
Receivables from related parties	Note 25	2,772	2,675
Current income tax assets	Note 24	15,977	6,104
Other financial assets	Note 9	2	3
Other current assets	Note 11	186,477	30,608
Assets and disposal groups classified as held for sale		—	1,067
Restricted cash and cash equivalents	Note 9	1,179	2,875
Cash and cash equivalents	Note 9	136,470	317,935
Total current assets		1,036,961	1,286,821
Total assets		1,758,770	1,957,840
EQUITY AND LIABILITIES
Equity
Share capital		1,962	1,962
Share Premium		86,220	86,220
Reserves		800,662	353,454
Translation differences		(231,799)	(242,623)
Valuation adjustments		8,354	10,735
Result attributable to the Parent		82,662	440,314
Equity attributable to the Parent		748,061	650,062
Non-controlling interests		121,825	106,751
Total equity	Note 12	869,886	756,813
Non-current liabilities
Deferred income	Note 14	26,980	3,842
Provisions	Note 15	19,970	22,124
Provisions for pensions	Note 15.1	29,805	25,546
Bank borrowings	Note 16	14,913	15,774
Lease liabilities	Note 17	20,304	12,942
Debt instruments	Note 18	149,015	330,655
Other financial liabilities	Note 19	65,231	38,279
Other obligations	Note 22	35,883	37,502
Other non-current liabilities	Note 23	199	12
Deferred tax liabilities	Note 24	32,582	35,854
Total non-current liabilities		394,882	522,530
Current liabilities
Provisions	Note 15	122,757	145,327
Provisions for pensions	Note 15.1	169	180
Bank borrowings	Note 16	31,635	62,059
Lease liabilities	Note 17	8,083	8,929
Debt instruments	Note 18	5,765	12,787
Other financial liabilities	Note 19	16,052	60,382
Payables to related parties	Note 25	2,429	1,790
Trade and other payables	Note 21	183,375	219,666
Current income tax liabilities	Note 24	8,351	53,234
Other obligations	Note 22	14,183	9,580
Other current liabilities	Note 23	101,203	104,563
Total current liabilities		494,002	678,497
Total equity and liabilities		1,758,770	1,957,840

The accompanying notes and Appendix I are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS 2023, 2022 AND 2021

(In USD thousands, except share and per share data)

	Notes	2023	2022	2021

Sales	Note 27.1	1,650,034	2,597,916	1,778,908
Raw materials and energy consumption for production[1]	Note 27.2	(879,286)	(1,285,086)	(1,184,896)
Other operating income	Note 27.3	100,992	147,356	110,085
Staff costs	Note 27.4	(305,859)	(314,810)	(280,917)
Other operating expense	Note 27.5	(270,090)	(346,252)	(296,809)
Depreciation and amortization charges	Note 27.6	(73,532)	(81,559)	(97,328)
Impairment (loss) gain	Note 27.8	(25,290)	(56,999)	137
Other (loss) gain		(29)	(19)	2,206
Operating profit		196,940	660,547	31,386
Finance income	Note 27.7	5,422	2,274	253
Finance costs	Note 27.7	(38,793)	(61,015)	(149,189)
Exchange differences		(7,551)	(9,995)	(2,386)
Profit (Loss) before tax		156,018	591,811	(119,936)
Income tax (expense) benefit	Note 24	(57,540)	(147,983)	4,562
Total Profit (Loss) for the year		98,478	443,828	(115,374)

Profit (loss) attributable to the Parent		82,662	440,314	(110,624)
Profit (loss) attributable to non-controlling interests	Note 12	15,816	3,514	(4,750)

Earnings per share

		2023	2022	2021
Numerator:
Total Profit (Loss) attributable to the Parent (U.S.$'000)		82,662	440,314	(110,624)
Denominator:
Weighted average number of basic shares outstanding		187,872,191	187,815,672	176,508,144
Weighted average number of dilutive shares outstanding		190,289,808	189,625,195	176,508,144
Basic earnings (loss) per ordinary share (U.S.$)	Note 13	0.44	2.34	(0.63)
Diluted earnings (loss) per ordinary share (U.S.$)	Note 13	0.43	2.32	(0.63)

The accompanying notes and Appendix I are an integral part of the consolidated financial statements

1In 2023, includes a net energy credit of $28,651 as described further in Note 27.2

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) FOR 2023, 2022 AND 2021

(In USD thousands)

	Notes	2023	2022	2021

Total Profit (Loss) for the year		98,478	443,828	(115,374)

Items that will not be reclassified subsequently to income or loss:
Remeasurement (losses) gains on defined-benefit obligations	Note 15	(5,620)	9,779	2,566
Tax effect	Note 24	1,500	(2,082)	139
Total income and expense that will not be reclassified subsequently to income or loss		(4,120)	7,697	2,705

Items that may be reclassified subsequently to income or loss:
Cash flow hedge accounting		2,245	—	—
Translation differences		11,730	(17,178)	(20,393)
Tax effect	Note 24	(767)	—	—
Total income and expense that may be reclassified subsequently to income or loss		13,208	(17,178)	(20,393)

Items that have been reclassified to income or loss in the period:
Cash flow hedge accounting		83	—	(922)
Total items that have been reclassified to profit (loss)		83	—	(922)

Other comprehensive Profit (loss) for the year, net of income tax		9,171	(9,481)	(18,610)

Total comprehensive Profit (loss) for the year		107,649	434,347	(133,984)

Total comprehensive Profit (loss) attributable to the Parent		91,105	430,219	(131,413)
Total comprehensive Profit (loss) attributable to non-controlling interests		16,544	4,128	(2,571)

The accompanying notes and Appendix I are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR 2023, 2022 AND 2021
(In USD thousands, except issued shares in thousands)

		Total Amounts Attributable to Owners
		Issued	Share			Translation	Valuation	Result for	Non-controlling
	Notes	Shares	Capital	Share Premium	Reserves	Differences	Adjustments	the Year	Interests	Total
		(Thousands)	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2021		170,864	1,784	—	696,774	(206,759)	5,755	(246,339)	114,504	365,719
Comprehensive (loss) profit for the year 2021		—	—	—	—	(20,559)	(230)	(110,624)	(2,571)	(133,984)
Issue of share capital		18,019	178	86,220						86,398
Share-based compensation		—	—	—	3,627	—	—	—	—	3,627
Recording of 2020 (loss) in reserves		—	—	—	(246,339)	—	—	246,339	—	—
Dividends paid non-controlling interests		—	—		—	—	—	—	(5,880)	(5,880)
Other changes					4,151				—	4,151
Balance at December 31, 2021		188,883	1,962	86,220	458,213	(227,318)	5,525	(110,624)	106,053	320,031
Comprehensive profit (loss) for the year 2022		—	—	—	—	(15,305)	5,210	440,314	4,128	434,347
Share-based compensation	Note 27.4	—	—	—	5,825	—	—	—	—	5,825
Recording of 2021 (loss) in reserves		—	—	—	(110,624)	—	—	110,624	—	—
Dividends paid non-controlling interests		—	—	—	—	—	—	—	(3,430)	(3,430)
Other changes		—	—	—	40	—	—	—	—	40
Balance at December 31, 2022		188,883	1,962	86,220	353,454	(242,623)	10,735	440,314	106,751	756,813
Comprehensive profit (loss) for the year 2023		—	—	—	—	10,824	(2,381)	82,662	16,544	107,649
Share-based compensation	Note 27.4	—	—	—	7,244	—	—	—	—	7,244
Recording of 2022 profit in reserves		—	—	—	440,314	—	—	(440,314)	—	—
Dividends paid non-controlling interests		—	—	—	—	—	—	—	(1,470)	(1,470)
Other changes		—	—	—	(350)	—	—	—	—	(350)
Balance at December 31, 2023		188,883	1,962	86,220	800,662	(231,799)	8,354	82,662	121,825	869,886

The accompanying notes and Appendix I are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR 2023, 2022 AND 2021
(In USD thousands)

		2023	2022	2021
	Notes	US$'000	US$'000	US$'000

Cash flows from operating activities:
Profit (Loss) for the year		98,478	443,828	(115,374)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Income tax expense (benefit)	Note 24	57,540	147,983	(4,562)
Depreciation and amortization charges		73,532	81,559	97,328
Finance income		(5,422)	(2,274)	(253)
Finance costs		38,793	61,015	149,189
Exchange differences		7,551	9,995	2,386
Impairment loss (gain)		25,290	56,999	(137)
Share-based compensation	Note 27.4	7,402	5,836	3,627
Other loss (gain)		29	19	(2,206)
Changes in operating assets and liabilities:
Decrease (increase) in inventories		102,179	(220,823)	(60,296)
Decrease (increase) in trade and other receivables		126,458	(72,558)	(161,434)
(Decrease) increase in trade and other payables		(70,573)	30,640	64,382
Decrease (increase) in energy receivable	Note 11	(159,807)	(21,684)	5,476
Other changes in operating assets and liabilities		(9,770)	(34,993)	24,327
Income taxes (paid) received	Note 24	(113,308)	(80,524)	(3,794)
Net cash provided by (used in) operating activities		178,372	405,018	(1,341)
Cash flows from investing activities:
Interest and finance income received		3,725	1,520	207
Payments due to investments:
Intangible assets	Note 7	(2,787)	(1,147)	—
Property, plant and equipment	Note 8	(83,679)	(52,147)	(27,597)
Disposals:
Other non-current assets		935	—	3,542
Net cash used in investing activities		(81,806)	(51,774)	(23,848)
Cash flows from financing activities:
Payment for debt and equity issuance costs		—	(853)	(43,755)
Proceeds from equity issuance	Note 12	—	—	40,000
Proceeds from debt issuance	Note 18	—	—	60,000
Repayment of debt instruments	Note 18	(179,075)	(84,823)	—
Increase (decrease) in bank borrowings:
Borrowings	Note 16	432,274	898,586	659,083
Payments	Note 16	(456,506)	(919,932)	(671,467)
Payments for lease liabilities	Note 17	(14,967)	(11,590)	(11,232)
Proceeds from other financing liabilities	Note 19	—	38,298	—
Other (payments) receipts from financing activities	Note 19	(21,666)	678	—
Interest paid		(42,207)	(60,822)	(22,177)
Net cash (used in) provided by financing activities		(282,147)	(140,458)	10,452
Total net (decrease) increase in cash and cash equivalents		(185,581)	212,786	(14,737)
Beginning balance of cash and cash equivalents		322,943	116,663	131,557
Exchange differences on cash and cash equivalents in foreign currencies		287	(6,506)	(157)
Ending balance of cash and cash equivalents		137,649	322,943	116,663
Restricted cash and cash equivalents		1,179	5,008	2,272
Cash and cash equivalents		136,470	317,935	114,391
Ending balance of cash and cash equivalents		137,649	322,943	116,663

The accompanying notes and Appendix I are an integral part of the consolidated financial statements

Ferroglobe PLC and Subsidiaries

Notes to the consolidated financial statements for the years ended

December 31, 2023, 2022 and 2021

(USD in thousands, except share and per share data)

1.    General information

Ferroglobe PLC and its subsidiaries (collectively the “Company”, “Ferroglobe”, “we”, “our”, “us”) is among the world’s largest producers of silicon metal and silicon-based alloys, important ingredients in a variety of industrial and consumer products. The Company’s customers include major silicone chemical producers, aluminum and steel manufacturers, auto companies and their suppliers, ductile iron foundries, manufacturers of photovoltaic solar cells and computer chips, and concrete producers. Additionally, the Company operates hydroelectric plants in France.

Ferroglobe PLC (the “Parent Company” or “the Parent”) is a public limited company that was incorporated in the United Kingdom on February 5, 2015 (formerly named ‘Velonewco Limited’). The Parent’s registered office is 5 Fleet Place, London EC4M 7RD (United Kingdom).

In 2015, Ferroglobe PLC consummated the acquisition (“Business Combination”) of Ferroglobe U.S.A, Inc (formerly Globe Specialty Metals, Inc) and subsidiaries and Ferroglobe Spain Metals, S.A.U. (formerly Grupo FerroAtlántica, S.A.U.), forming Ferroglobe.

In 2023, the Company commenced a rebranding of its subsidiary corporation names to align under a “one Ferroglobe” approach.

2.    Organization and Subsidiaries

Ferroglobe has a diversified production base consisting of production facilities across North America, Europe, South America, South Africa and Asia.

The subsidiaries of Ferroglobe PLC as of December 31, 2023 and 2022, classified by reporting segments, were as follows:

2023 Subsidiaries

	Percentage of Ownership
	Direct	Total	Reporting Segment	Registered
ARL Services, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Core Metals Group Holdings, LLC	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
Cuarzos Industriales de Venezuela, S.A.	—	100.0	Other segments	Venezuela
Emix, S.A.S.	—	100.0	Other segments	France
Ferroatlántica de México, S.A. de C.V.	—	100.0	Other segments	Nueva León - Mexico
Ferroatlántica de Venezuela (FerroVen), S.A.	—	99.9	Other segments	Venezuela
Ferroatlántica Deutschland, GmbH	—	100.0	Other segments	Germany
Ferroatlántica do Brasil Mineraçao Ltda.	—	70.0	Other segments	Brazil
Ferroglobe Advanced Materials II, S.L.	—	100.0	Other segments	Spain
Ferroglobe Advanced Materials, S.L. (formerly Ferrosolar OPCO Group S.L. )	—	100.0	Other segments	Spain
Ferroglobe Argentina, S.R.L (formerly Globe Metales S.R.L)	—	100.0	Other segments	Argentina
Ferroglobe Canada ULC (formerly QSIP Canada ULC )	—	100.0	North America – Silicon Metal	Canada
Ferroglobe Corporate Services, S.L.U. (formerly Grupo FerroAtlántica de Servicios, S.L.U.)	—	100.0	Other segments	Madrid - Spain
Ferroglobe Cuarzos Industriales Mining, S.A.U. (formerly Cuarzos Industriales, S.A.U.)	—	100.0	Europe – Silicon Metal and Alloys	A Coruña - Spain
Ferroglobe de Participaciones, S.L.U.	—	100.0	Other segments	Madrid - Spain
Ferroglobe Finance Company, PLC	—	100.0	Other segments	United Kingdom
Ferroglobe France SAS (formerly FerroPem, S.A.S.)	—	100.0	Europe – Silicon Metal and Alloys	France
Ferroglobe Holding Company, LTD	100	100.0	Other segments	United Kingdom
Ferroglobe Innovation, S.L.	—	100.0	Other segments	Spain
Ferroglobe Mangan Norge A.S.	—	100.0	Europe – Manganese	Norway
Ferroglobe Manganese France S.A.S.	—	100.0	Europe – Manganese	France
Ferroglobe Monzón, S.L. (formerly Ferroatlántica del Cinca, S.L.)	—	99.9	Europe – Manganese	Madrid - Spain
Ferroglobe Netherlands, B.V. (formerly GSM Netherlands, B.V.)	—	100.0	Other segments	Netherlands
Ferroglobe RAMSA Mining, S.A. (formerly Rocas, Arcillas y Minerales, S.A.)	—	100.0	Europe – Silicon Metal and Alloys	A Coruña - Spain
Ferroglobe South Africa (Pty) Ltd (formerly Silicon Smelters (Pty.), Ltd.)	—	100.0	South Africa – Silicon Metal and Alloys	Polokwane - South Africa
Ferroglobe Spain Metals, S.A.U. (formerly Grupo FerroAtlántica, S.A.U.)	—	100.0	Europe – Manganese and Silicon Metal	Madrid - Spain
Ferroglobe U.S.A Alloys I, Inc (formerly GSM Alloys I, Inc.)	—	100.0	North America – Silicon Metal	Delaware - U.S.A
Ferroglobe U.S.A ARLR, LLC (formerly ARL Resources, LLC)	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A BG, LLC (formerly Globe BG, LLC)	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A Bridgeport, LLC (formerly Tennessee Alloys Company, LLC)	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
Ferroglobe U.S.A ECPI, Inc. (formerly ECPI, Inc.)	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
Ferroglobe U.S.A Financial, Inc. (formerly GSM Financial, Inc.)	—	100.0	Other segments	Delaware - U.S.A
Ferroglobe U.S.A GBG Financial (formerly GBG Financial LLC)	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A LF Resources, Inc (formerly LF Resources, Inc.)	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A LFR, IN (formerly Laurel Ford Resources, Inc.)	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A Metallurgical, Inc. (formerly Globe Metallurgical Inc.)	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A Metals, LLC. (formerly Core Metals Group, LLC)	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
Ferroglobe U.S.A Mining Sales, LLC (formerly Alden Sales Corporation, LLC )	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A Mining Services, LLC (formerly Gatliff Services, LLC)	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A Mining, LLC (formerly Alden Resources, LLC)	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A MPM, LLC (formerly Metallurgical Process Materials, LLC)	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
Ferroglobe U.S.A Quartz, Inc. (formerly Alabama Sand and Gravel, Inc.)	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A Sales, Inc. (formerly GSM Sales, Inc.)	—	100.0	North America – Silicon Metal	Delaware - U.S.A
Ferroglobe U.S.A, Inc (formerly Globe Specialty Metals, Inc.)	—	100.0	Other segments	Delaware - U.S.A
Ferroglobe USA Silica Fume Sales, Inc. (formerly Norchem, Inc.)	—	100.0	North America – Silicon Metal and Alloys	Florida - U.S.A
FerroManganese Mauritania S.A.R.L.	—	90.0	Other segments	Mauritania
Ferroquartz Holdings, Ltd. (Hong Kong)	—	100.0	Other segments	Hong Kong
FerroQuartz Mauritania S.A.R.L.	—	90.0	Other segments	Mauritania
Ferrosolar R&D S.L.	—	50.0	Other segments	Spain
FerroTambao, S.A.R.L.	—	90.0	Other segments	Burkina Faso
GBG Holdings, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Globe Metals Enterprises, Inc.	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
GSM Alloys II, Inc. (formerly Ferroglobe U.S.A Alloys II, Inc.)	—	100.0	North America – Silicon Metal	Delaware - U.S.A
GSM Enterprises Holdings, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
GSM Enterprises, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Kintuck (France) S.A.S.	—	100.0	Europe – Manganese	France
Kintuck A.S.	—	100.0	Europe – Manganese	Norway
Mangshi FerroAtlántica Mining Industry Service Company Limited	—	100.0	Other segments	Mangshi, Dehong -Yunnan -China
Ningxia Yonvey Coal Industrial Co., Ltd.	—	98.0	Other segments	China
Quebec Silicon General Partner	—	51.0	North America – Silicon Metal	Canada
Quebec Silicon Limited Partnership	—	51.0	North America – Silicon Metal	Canada
Rebone Mining (Pty.), Ltd.	—	74.0	South Africa – Silicon Metal and Alloys	Polokwane - South Africa
Silicon Technology (Pty.), Ltd.	—	100.0	South Africa – Silicon Metal and Alloys	South Africa
Solsil, Inc.	—	92.4	Other segments	Delaware - U.S.A
Thaba Chueu Mining (Pty.), Ltd.	—	74.0	South Africa – Silicon Metal and Alloys	Polokwane - South Africa
Ultracore Energy S.A.	—	100.0	Other segments	Argentina
West Virginia Alloys, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
WVA Manufacturing, LLC	—	51.0	North America – Silicon Metal	Delaware - U.S.A

2022 Subsidiaries

	Percentage of Ownership
	Direct	Total	Reporting Segment	Registered
Alabama Sand and Gravel, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Alden Resources, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Alden Sales Corporation, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
ARL Resources, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
ARL Services, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Core Metals Group Holdings, LLC	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
Core Metals Group, LLC	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
ECPI, Inc.	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
Gatliff Services, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Globe BG, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
GBG Financial LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
GBG Holdings, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Globe Metallurgical Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Globe Metals Enterprises, Inc.	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
GSM Alloys I, Inc.	—	100.0	North America – Silicon Metal	Delaware - U.S.A
GSM Alloys II, Inc.	—	100.0	North America – Silicon Metal	Delaware - U.S.A
GSM Enterprises Holdings, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
GSM Enterprises, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
GSM Sales, Inc.	—	100.0	North America – Silicon Metal	Delaware - U.S.A
Laurel Ford Resources, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
LF Resources, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Metallurgical Process Materials, LLC	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
Norchem, Inc.	—	100.0	North America – Silicon Metal and Alloys	Florida - U.S.A
QSIP Canada ULC	—	100.0	North America – Silicon Metal	Canada
Quebec Silicon General Partner	—	51.0	North America – Silicon Metal	Canada
Quebec Silicon Limited Partnership	—	51.0	North America – Silicon Metal	Canada
Tennessee Alloys Company, LLC	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
West Virginia Alloys, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
WVA Manufacturing, LLC	—	51.0	North America – Silicon Metal	Delaware - U.S.A
Cuarzos Industriales, S.A.U.	—	100.0	Europe – Silicon Metal and Alloys	A Coruña - Spain
Ferroatlántica del Cinca, S.L.	—	99.9	Europe – Manganese	Madrid - Spain
Ferroglobe Mangan Norge A.S.	—	100.0	Europe – Manganese	Norway
Ferroglobe Manganese France S.A.S.	—	100.0	Europe – Manganese	France
FerroPem, S.A.S.	—	100.0	Europe – Silicon Metal and Alloys	France
Grupo FerroAtlántica, S.A.U.	—	100.0	Europe – Manganese and Silicon Metal	Madrid - Spain
Grupo FerroAtlántica de Servicios, S.L.U.	—	100.0	Other segments	Madrid - Spain
Kintuck (France) S.A.S.	—	100.0	Europe – Manganese	France
Kintuck A.S.	—	100.0	Europe – Manganese	Norway
Rocas, Arcillas y Minerales, S.A.	—	100.0	Europe – Silicon Metal and Alloys	A Coruña - Spain
Rebone Mining (Pty.), Ltd.	—	74.0	South Africa – Silicon Metal and Alloys	Polokwane - South Africa
Silicon Smelters (Pty.), Ltd.	—	100.0	South Africa – Silicon Metal and Alloys	Polokwane - South Africa
Silicon Technology (Pty.), Ltd.	—	100.0	South Africa – Silicon Metal and Alloys	South Africa
Thaba Chueu Mining (Pty.), Ltd.	—	74.0	South Africa – Silicon Metal and Alloys	Polokwane - South Africa
Cuarzos Industriales de Venezuela, S.A.	—	100.0	Other segments	Venezuela
Emix, S.A.S.	—	100.0	Other segments	France
Ferroatlántica de México, S.A. de C.V.	—	100.0	Other segments	Nueva León - Mexico
Ferroatlántica de Venezuela (FerroVen), S.A.	—	99.9	Other segments	Venezuela
Ferroatlántica Deutschland, GmbH	—	100.0	Other segments	Germany
Ferroatlántica do Brasil Mineraçao Ltda.	—	70.0	Other segments	Brazil
Ferroglobe Holding Company, LTD	100	100.0	Other segments	United Kingdom
Ferroglobe Finance Company, PLC	—	100.0	Other segments	United Kingdom
FerroManganese Mauritania S.A.R.L.	—	90.0	Other segments	Mauritania
Ferroquartz Holdings, Ltd. (Hong Kong)	—	100.0	Other segments	Hong Kong
FerroQuartz Mauritania S.A.R.L.	—	90.0	Other segments	Mauritania
Ferrosolar OPCO Group S.L.	—	100.0	Other segments	Spain
Ferrosolar R&D S.L.	—	50.0	Other segments	Spain
FerroTambao, S.A.R.L.	—	90.0	Other segments	Burkina Faso
Globe Metales S.R.L.	—	100.0	Other segments	Argentina
Globe Specialty Metals, Inc.	—	100.0	Other segments	Delaware - U.S.A
GSM Financial, Inc.	—	100.0	Other segments	Delaware - U.S.A
GSM Netherlands, B.V.	—	100.0	Other segments	Netherlands
Hidroelectricité de Saint Beron, S.A.S.	—	100.0	Other segments	France
Mangshi FerroAtlántica Mining Industry Service Company Limited	—	100.0	Other segments	Mangshi, Dehong -Yunnan -China
Ningxia Yonvey Coal Industrial Co., Ltd.	—	98.0	Other segments	China
Photosil Industries, S.A.S.	—	100.0	Other segments	France
Ferroglobe Innovation, S.L.U	—	100.0	Other segments	Spain
Solsil, Inc.	—	92.4	Other segments	Delaware - U.S.A
Ultracore Energy S.A.	—	100.0	Other segments	Argentina

Subsidiaries are all companies over which Ferroglobe has control.

Control is achieved when the Company:

●	has power over the investee;
●	is exposed, or has rights, to variable returns from its involvement with the investee; and
●	has the ability to use its power over the investee to affect the amount of the investor’s returns.

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

The Company uses the acquisition method to account for the acquisition of subsidiaries. According to this method, the consideration transferred for the acquisition of a subsidiary corresponds to the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred also includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Any contingent consideration transferred by the Company is recognized at fair value at the date of acquisition. Subsequent changes in the fair value of the contingent consideration classified as an asset or a liability are recognized in accordance with IFRS 9 in the consolidated income statements. The costs related to the acquisition are recognized as expenses in the years incurred. The identifiable assets acquired and the liabilities and contingent liabilities assumed in a business combination are initially recognized at their fair value at the date of acquisition.

Non-controlling interests in the subsidiaries’ equity and results are shown separately in the consolidated statements of financial position, consolidated income statements, consolidated statements of comprehensive income and consolidated statements of changes in equity. Additionally, the Company attributes total comprehensive income (loss) to the Parent of the Company and to the non-controlling interests even if the profit or loss of the non-controlling interests gives rise to a balance receivable.

Accounting policies of subsidiaries are consistent with the policies adopted by the Company. Should differences arise, an adjustment is performed in the consolidation process. All assets and liabilities, equity, income, expenses and cash flows relating to transactions between subsidiaries are eliminated in full in consolidation.

3.    Basis of presentation

3.1 Basis of presentation

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements were approved for issue by the Board of Directors on April 30, 2024.

All accounting policies and measurement bases with effect on the consolidated financial statements were applied in their preparation.

The information set out in these consolidated financial statements does not constitute the Company’s statutory accounts for the years ended December 31, 2023 and 2022, respectively. The accounts for 2022 have been reported on by the Company’s auditors: their reports were unqualified and did not contain a statement under Section 498(2) or (3) of the Companies Act 2006. The accounts for 2022 have been delivered to the Registrar of Companies and those for 2023 will be delivered in due course.

Basis of measurement

The consolidated financial statements were prepared on a historical cost basis, with the exceptions disclosed in the notes to the consolidated financial statements, where applicable, and in those situations where IFRS requires that financial assets and financial liabilities are valued at fair value.

3.2 Accounting policies, new standards, interpretations and amendments adopted by the Company

There are no new IFRS standards, amendments or interpretations that are mandatory as of January 1, 2023 that are materially relevant to the Company. Additionally, the Company has not adopted any standard, interpretation or amendment that has been issued but is not yet effective. Such standards are not currently expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

3.3 Functional and reporting currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which each entity operates (“the functional currency”). The Company’s consolidated financial statements are presented in US Dollars, which is the Parent Company’s functional currency and the Company’s reporting currency.

Foreign currency transactions are initially recorded by each of the Company’s entities at their respective functional currency spot rates at the date the transaction is recognized. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the functional currency spot rates at the end of each reporting period are recognized in the consolidated income statements. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transaction. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

The results of operations and financial position of the Company’s entities that have a functional currency different from the Company’s reporting currency are translated into the reporting currency as follows:

●	Assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the date of the consolidated statement of financial position;
●	Income and expenses for each income statement are translated at average exchange rates; and

●	All differences arising from the aforementioned translation are recognized in equity under “Translation differences.”

The Parent Company changed its functional currency from the Euro to USD on October 1, 2021. The change in functional currency coincided with management’s review of a growing number of transactions denominated in USD instead of Euros.

The change in functional currency was implemented prospectively starting October 1, 2021 in accordance with IAS 21 The effect of changes in foreign exchange rates.

Upon the disposal of a foreign operation, the translation differences relating to that operation deferred as a separate component of consolidated equity are recognized in the consolidated income statements when the gain or loss on disposal is recognized.

3.4 Critical accounting estimates, assumptions and judgments

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses, and the accompanying disclosures at the date of the consolidated financial statements. Critical estimates, assumptions and judgments, by definition, will seldom equal the actual results and are continually evaluated to reflect changing expectations about future events. Management also needs to exercise judgment in applying the Company’s accounting policies.

This note provides an overview of the areas that involve a higher degree of judgment or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions turning out to be wrong due to their uncertainty. Detailed information about each of these estimates, assumptions and judgments is included in other notes together with information about the basis of calculation for each affected item in the financial statements.

Certain estimates, assumptions and judgments that were made by management in the preparation of these consolidated financial statements, include:

●	the impairment analysis on property, plant and equipment, including the assumptions used to determine estimated recoverable amount, determined by value in use or by fair value less cost of disposal methods, see Note 8;
●	income taxes, including the recoverability of deferred tax assets; see Note 24;

The Company based its estimates, assumptions and judgments on historical experience, known or expected trends and other factors that are believed to be reasonable under the circumstances. Actual results may differ materially from these estimates as we are subject to risks and uncertainties that may cause actual results to differ from estimated amounts, such as changes in prices. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

There may be circumstances when judgment is required, such as to determine when control of the goods or services passes to the customer for revenue recognition, see Note 4.17. We have also applied judgment in our determination that we have control of our QSLP and WVA partnerships. See Note 12.

As of the date of these consolidated financial statements, no material events have occurred which impact the Company’s estimates, assumptions or judgements used in determining our accounting considerations.

3.5 Basis of consolidation

The annual closing date of the financial statements for each consolidated subsidiary is December 31. The Company fully consolidates subsidiaries financial statements that it is deemed to control into these consolidated financial statements. All intercompany transactions have been eliminated.

Non-controlling interests are presented in “Equity – Non-controlling interests” in the consolidated statements of financial position, separately from the consolidated equity attributable to the Parent. The share of non-controlling interests in the profit or loss for the year is presented under “Profit (loss) attributable to non-controlling interests” in the consolidated income statements.

When necessary, adjustments are made to the financial statements of subsidiaries to align the accounting policies used to the accounting policies of the Company.

4.    Accounting policies

The principle IFRS accounting policies described below were applied in preparing these consolidated financial statements.

4.1 Goodwill

Goodwill represents the excess of the cost of acquisition over the Company’s interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition. Goodwill is not amortized.

When an operation to which goodwill relates is disposed of, the part of the carrying amount of goodwill that has been allocated to the respective cash-generating unit is included in calculating the gain or loss on disposal.

4.2 Intangible assets

Acquired and internally generated intangible assets are recognized pursuant to IAS 38 Intangible Assets if a future economic benefit will flow to the entity from the use of the asset and the cost of the asset can be reliably determined.

Intangible assets with finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses, if any. Amortization is recognized on a straight-line basis over an asset’s estimated useful life. The estimated useful life and amortization method are reviewed at each balance sheet date, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets that are subject to amortization are reviewed for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually or more frequently when circumstances indicate that the carrying value may not be recoverable.

The Company’s intangible assets with definite useful lives are as follows:

Development expenditures

Development expenditures are capitalized if they meet the requirements of identifiability, reliability in cost measurement and it is probable that the assets created will generate economic benefits. Developmental expenditures are amortized on a straight-line basis over the useful lives of the assets, which are between four and 10 years.

Expenditures on research activities are recognized as expenses in the years in which they are incurred.

Power supply agreements

Power supply agreements at rates below market acquired in business combinations are amortized on a straight-line basis over the term in which the agreement is effective.

Rights of use

Rights of use granted related to mining concessions are amortized on a straight-line basis over the term in which the right of use was granted from the date it is considered that use commenced. Rights of use are generally amortized over a period ranging from 10 to 20 years.

Computer software

Computer software includes the costs incurred in acquiring or developing computer software, including the related installation. Computer software is amortized on a straight-line basis from two to five years.

Computer system maintenance costs are recognized as expenses in the years in which they are incurred.

The Company’s other intangible assets with indefinite useful lives are as follows:

Carbon dioxide emissions allowances

The Company’s carbon dioxide emissions allowances (“rights held to emit greenhouse gasses”) are intangible assets that are expensed as the allowance is used. Emissions allowances received from the Government are initially measured at fair value, which is determined based on the market price of allowances traded on the platform at that date. Emissions allowances purchased on the trading platform are initially measured at cost (see Note 4.21).

4.3 Property, plant and equipment

Cost

Property, plant and equipment are initially recognized at acquisition or production cost and are subsequently measured at acquisition or production cost less accumulated depreciation and any accumulated impairment losses.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized. Repair, upkeep and maintenance expenses are recognized in the consolidated income statements for the years in which they are incurred.

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

Depreciation

The Company depreciates property, plant and equipment using the straight-line method at annual rates based on the following years of estimated useful life:

Years of
Estimated
Useful
Life
Buildings	25-50
Plant and machinery	8-20
Tools	12.5-15
Other fixtures and furniture	10-15
Computer hardware	4-8
Transport equipment	10-15

Depreciation begins when the asset is ready for its intended use.

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

4.4 Impairment of goodwill and long-lived assets (property, plant and equipment, intangible assets, right-of-use assets)

The Company completes its impairment testing for goodwill at least annually or as impairment indicators arise throughout the year. The Company completes its impairment testing for long-lived assets as impairment indicators arise. When necessary, we record impairments of goodwill and long-lived assets for the amount by which the recoverable amount is less than the carrying value of these assets.

Where the asset itself does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit (CGU) to which the asset belongs. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

Recoverable amount is the higher of:

●	Fair value less costs of disposal: the price that would be agreed upon by two independent parties, less estimated costs to sell; and
●	Value in use: the present value of the future cash flows that are expected to be derived from continuing use of the asset and from its ultimate disposal at the end of its useful life, discounted at a rate which reflects the time value of money and the risks specific to the business to which the asset belongs.

If the recoverable amount of an asset (or cash-generating unit) is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount, and an impairment loss is recognized as an expense under “Impairment (loss) gain” in the consolidated income statements.

Where an impairment loss subsequently reverses (not permitted in the case of goodwill), the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as “Impairment (loss) gain” in the consolidated income statements.

The basis for depreciation is the carrying amount of the assets, deemed to be the acquisition cost less any accumulated impairment losses.

4.5 Financial instruments

Financial assets and financial liabilities are recognized in the Company’s consolidated statements of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss on the consolidated income statements.

Financial assets

The Company classifies its financial assets into the following categories: (i) those measured subsequently at fair value  through profit or loss or (ii) those to be measured at amortized cost. The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

Financial assets measured at fair value through profit or loss.

Financial assets are classified as measured at fair value through profit or loss when the asset does not meet the criteria to be measured at amortized cost or at fair value through other comprehensive income. Such assets are carried on the consolidated statements of financial position at fair value with gains or losses recognized in the consolidated income statements.

Financial assets measured at amortized cost

Financial assets are classified as measured at amortized cost when they are held in a business model whose objective is to collect contractual cash flows and the contractual terms of the financial asset give rise on specific dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when the assets are derecognized or impaired and when interest is recognized using the effective interest method. This category of financial assets includes trade receivables, receivables from related parties and cash and cash equivalents.

Derecognition of financial assets

The Company derecognizes a financial asset when:

●	the rights to receive cash flows from the asset have expired; or
●	the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

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

Impairment of financial assets

The expected credit loss model is applied for recognition and measurement of impairments in financial assets measured at amortized cost and debt instruments held at fair value through other comprehensive income. The loss allowance for the financial asset is measured at an amount equal to the 12-month expected credit losses. If the credit risk on the financial asset has increased significantly since initial recognition, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses. Changes in loss allowances are recognized in profit and loss. For trade and other receivables, a simplified impairment approach is applied recognizing expected lifetime losses from initial recognition. For this purpose, the Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Company writes off a financial asset when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, such as when the debtor has been placed under liquidation or has entered into bankruptcy proceedings, or in the case of trade receivables, when the amounts are over two years past due, whichever occurs sooner. Financial assets written off may still be subject to enforcement activities under the Company’s recovery procedures, considering legal advice where appropriate. Any recoveries made are recognized in profit or loss.

Accounts receivable factoring

As part of its regular operations and in case of immediate cash needs, the Company can sell its trade receivables (i.e., invoices) to a third party (factor) at a discount. The Company analyzes whether these transactions are with recourse or without recourse and applies the derecognition criteria in IFRS 9 to assess whether the arrangement transfers substantially all risks and rewards to the factor. For arrangements with recourse, where substantially all risks and rewards have not been transferred, the cash received from the factor is accounted for as a secured borrowing. In the case of arrangements with recourse, the transferred assets are not derecognized.

For those recorded as with recourse, the borrowings from the receivable factoring facility are short-term in nature and therefore their carrying amount is considered to approximate their fair value. For those considered without recourse, the Company derecognizes the trade receivable and does not record a related borrowing.

Cash flows from factoring with recourse of accounts receivable are classified as financing cash flows within the consolidated statements of cash flows.

Cash flows from factoring without recourse of accounts receivable are classified as operating cash flows within the consolidated statements of cash flows.

Financial liabilities

The subsequent measurement of financial liabilities depends on their classification, as described below:

Financial liabilities measured at fair value through profit or loss

Financial liabilities measured at fair value through profit or loss are carried on the consolidated statements of financial position at fair value with gains or losses recognized in the consolidated income statements. This category includes contingent consideration and derivatives, other than those designated as hedging instruments in an effective hedge.

Financial liabilities measured at amortized cost

This category comprises all other financial liabilities, including bank borrowings, debt instruments, financial loans from government agencies, payables to related parties and trade and other payables.

After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by considering any issue costs and any discount or premium on settlement.

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss in the consolidated income statements. When the Company exchanges with the existing lender one debt instrument with another one with substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, the

Company accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least 10 per cent different from the discounted present value of the remaining cash flows of the original financial liability. If the modification is not substantial, the difference between the carrying amount of the liability before the modification and the present value of the cash flows after modification are recognized in profit or loss as a modification gain or loss.

4.6 Derivative financial instruments and hedging activities

In order to mitigate the economic effects of exchange rate and interest rate fluctuations to which it is exposed as well as variability in the price of power, the Company uses derivative financial instruments, such as cross currency swaps, interest rate swaps and power purchase agreements.

The Company’s derivative financial instruments are detailed in Note 20 to these consolidated financial statements and the Company’s financial risk management policies are detailed in Note 29.

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognized in the consolidated income statements immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition of profit or loss depends on the nature of the hedge relationship. As of December 31, 2023 and 2022, the Company had no derivative instruments that were not classified as hedging instruments, respectively.

Derivatives are recorded as either “other financial assets” or “other financial liabilities” depending on their respective fair value positions at each balance sheet date. A derivative is presented as a non-current asset or non-current liability if the remaining maturity of the instrument is more than 12 months from the date of the statements of financial position and it is not expected to be realized or settled within 12 months.

Hedge accounting

The Company designates certain derivatives as cash flow hedges. For further details, see Note 20.

At the inception of the hedging relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge transaction. Effectiveness of the hedging relationship needs to be assessed on an ongoing basis. Effectiveness tests are performed prospectively at inception and at each reporting date. The Company reviews to ensure that:

•	there is an economic relationship between the hedged item and the hedging instrument;
•	the effect of credit risk does not dominate the value changes that result from that economic relationship; and
•	the hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Company actually hedges and the quantity of the hedging instrument that the Company uses to hedge that quantity of hedged item.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the consolidated statements of other comprehensive income (loss). The gain or loss relating to any ineffective portion is recognized immediately in consolidated income statements and is included in “Raw materials and energy consumption for production”.

Amounts previously recognized in other comprehensive income and accumulated in equity in the valuation adjustments reserve are reclassified to the consolidated income statements in the periods when the hedged item is recognized in profit or loss, in the same line of the income statement as the recognized hedged item.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income at that time is accumulated in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated income statements. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in the consolidated income statements.

4.7 Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: (i) in the principal market for the asset or liability or (ii) in the absence of a principal market, in the most advantageous market for the asset or liability.

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

For those assets and liabilities measured at fair value at the balance sheet date, further information on fair value measurement is provided in Note 30.

4.8 Inventories

Inventories comprise assets (goods) which:

●	Are held for sale in the ordinary course of business (finished goods); or
●	Are in the process of production for such sale (work in progress); or
●	Will be consumed in the production process or in the rendering of services (raw materials and spare parts).

Inventories are stated at the lower of cost and net realizable value. The cost of each inventory item is generally calculated as follows:

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

The consumption of inventories is recognized as an expense in “Raw Materials and energy consumption for production” in the consolidated income statements in the period in which the revenue from their sale is recognized.

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

Restrictions may include legally restricted deposits held as compensating balances against short-term borrowing arrangements and/or contracts entered into with others; however, time deposits and short-term certificates of deposit are not included in legally restricted deposits. In cases where compensating balance arrangements exist but are not agreements which legally restrict the use of cash amounts shown on the consolidated statements of financial position, those arrangements and the amount involved are disclosed in the notes. Compensating balances that are maintained under an agreement to assure future credit availability are also disclosed in the notes.

As discussed in Note 31, certain of the Company´s credit agreements restrict the transfer of assets in the form of loans or dividends to other affiliates. The amount of cash and cash equivalents in subsidiaries subject to such restrictions amounted to $90,955 as of December 31, 2023 ($253,085 as of December 31, 2022) and is not presented as Restricted cash and equivalents in the balance sheet because it can be withdrawn or used except for transfers to affiliates.

4.12 Provisions and contingencies

When preparing the consolidated financial statements, the Company distinguishes between:

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

Contingent assets are possible assets that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity.

The consolidated financial statements include all the material provisions with respect to which it is considered that it is probable that the obligation will have to be settled. Contingent liabilities are not recognized in the consolidated financial statements, but rather are disclosed in accordance with IAS 37 (see Note 26).

Provisions are classified as current when there is not an unconditional right to defer settlement for at least 12 months after the reporting date. They are recognized when the liability or obligation giving rise to the indemnity or payment arises, to the extent that its amount can be estimated reliably.

“Provisions” include (i) the provisions for pension and similar obligations assumed; (ii) provisions for contingencies and charges, such as for example those of an environmental nature and those arising from litigation in progress or from outstanding indemnity payments or obligations, and collateral and other similar guarantees provided by the Company; (iii) provisions for medium- and long-term employee incentives; and (iv) provisions for taxes.

Contingent assets are not recognized, but are disclosed where an inflow of economic benefits is probable. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the consolidated financial statements in the period in which the change occurs.

Defined contribution plans

Certain employees have defined contribution plans which are applicable to local regulations. The main features of these plans are as follows:

●	They are mixed plans covering the benefits for retirement, disability and death of the participants.
●	The sponsor undertakes to make monthly contributions of certain percentages of current employees’ salaries to external pension funds.

The annual cost of these plans is recognized within “Staff costs” on the consolidated income statements.

Defined benefit plans

IAS 19 Employee Benefits requires defined benefit plans to be accounted for:

●	Using actuarial techniques to make a reliable estimate of the amount of benefits that employees have earned in return for their service in the current and prior periods;
●	Discounting those benefits in order to determine the present value of the obligation;
●	Determining the fair value of any plan assets; and
●	Determining the total amount of actuarial gains and losses and the amount of those actuarial gains and losses that must be recognized.

The amount recognized as a benefit liability arising from a defined benefit plan is the total net result of:

●	The present value of the obligations.
●	Minus the fair value of plan assets (if any) out of which the obligations are to be settled directly.

The Company recognizes provisions for these benefits as the related rights vest and on the basis of actuarial studies. These amounts are recognized under “Provisions” in the consolidated statements of financial position on the basis of their expected payment due dates.

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

The balance of provisions and disclosures disclosed in Note 15 reflects management’s best estimation of the potential exposure as of the date of preparation of these consolidated financial statements.

4.13 Leases

The Company assesses if a contract is or contains a lease at inception of the contract. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the commencement date.

The estimated lease term by right-of-use asset categories are as follows:

Years of
Estimated
Useful
Life
Leased Land and Buildings	5-50
Leased Plant and Machinery	1-37

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

Variable lease payments not included in the measurement of the lease liabilities are expensed to the consolidated income statements in the period in which the events or conditions which trigger those payments occur.

In the consolidated statements of financial position, right-of-use assets and lease liabilities are classified, respectively, as part of property, plant and equipment and current and current and non-current lease liabilities.

4.14 Current assets and liabilities

In general, assets and liabilities that are expected to be settled or fall due within 12 months from the end of the reporting period are classified as current items and those which fall due or will be settled after more than 12 months are classified as non-current items.

4.15 Income taxes

Income tax expense represents the sum of current tax and deferred tax. Income tax is recognized in the consolidated income statements except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case the related tax is recognized in other comprehensive income or directly in equity.

The current income tax expense is based on domestic and international statutory income tax rates in the tax jurisdictions where the Company operates related to taxable profit for the period. The taxable profit differs from net profit as reported in the consolidated income statements because it is determined in accordance with the rules established by the applicable tax authorities which includes temporary differences, permanent differences, and available credits and incentives.

The Company’s deferred tax assets and liabilities are provided on temporary differences at the balance sheet date between financial reporting and the tax basis of assets and liabilities, then applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized for deductible temporary differences, including carry-forward of unused tax credits and losses, to the extent that it is probable, that taxable profit will be available against which the deductible temporary difference and carryforwards of unused tax credits and losses can be utilized.

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

Subsequently, at each reporting date, assets and liabilities denominated in foreign currencies are translated to dollars at the rates prevailing on that date.

Any exchange differences arising on settlement or translation at the closing rates of monetary items are recognized in the consolidated income statements for the related years.

Note 4.6 details the Company’s accounting policies for derivative financial instruments. Also, Note 29 to these consolidated financial statements details the Company’s financial risk policies.

4.17 Revenue recognition

The Company recognizes sales revenue related to the transfer of promised goods or services when control of the goods or services passes to the customer. The amount of revenue recognized reflects the consideration to which the Company is or expects to be entitled in exchange for those goods or services.

In the Company’s electrometallurgy business, revenue is principally generated from the sale of goods, including silicon metal and silicon- and manganese-based specialty alloys. The Company mainly satisfies its performance obligations at a point in time; the amounts of revenue recognized relating to performance obligations satisfied over time are not significant. The point in time at which control is transferred to the buyer is determined based on the agreed delivery terms, which follow Incoterms 2023 issued by International Chamber of Commerce.

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

Where the Company sells on ‘C’ terms (e.g., Cost, Insurance and Freight or CIF, Carriage and Insurance Paid to or CIP, Cost and Freight or CFR and Carriage Paid to or CPT), the Company is responsible (acts as principal) for providing shipping services and, in some instances, insurance after the date at which control of goods passes to the customer at the loading point. The Company therefore has separate performance obligations for freight and insurance services that are provided solely to facilitate sale of the commodities it produces. Revenue attributable to freight and insurance services is not material.

Where the Company sells on ‘D’ terms (e.g., Delivered Duty Paid or DDP, Delivered at Place or DAP and Delivered at Terminal or DAT), the Company arranges and pays for the carriage and retains the risk of the goods until delivery at an agreed destination, where ownership and control is transferred.

Where the Company sells on ‘F’ terms (e.g., Free Carrier or FCA and FOB or Free on Board), the customer arranges and pays for the main transportation. Risk and control are transferred to the customer when the goods are handed to the carrier engaged by the customer.

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

An expense is recognized in the consolidated income statements when there is a decrease in the future economic benefits related to a reduction of an asset, or an increase in a liability, which can be measured reliably. This means that an expense is recognized simultaneously with the recognition of the increase in a liability or the reduction of an asset. Additionally, an expense is recognized immediately in the consolidated income statements when a disbursement does not give rise to future economic benefits or when the requirements for recognition as an asset are not met. Also, an expense is recognized when a liability is incurred and no asset is recognized, as in the case of a liability relating to a guarantee.

4.19 Grants

The Company has received government grants from time to time to support operations. Grants are recorded at their fair value in the consolidated income statements within “Other operating income” when there is reasonable assurance that the Company will satisfy the underlying grant conditions and the grants will be received. To the extent required, grants are deferred and recognized on a systematic basis over the periods in which the Company expects to recognize the related expenses for which the grants are intended to compensate. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

When the grant relates to compensations for the indirect carbon dioxide emissions costs included in the energy bills, the income is recorded in “Raw Materials and energy consumption for production” in the consolidated income statements.

4.20 Termination benefits

Under current labor legislation, the Company is required to pay termination benefits to employees whose employment relationship is terminated under certain conditions. The cost of providing employee benefits is recognized in the period in which the benefit is earned by the employee, rather than when it is paid or payable.

4.21 Carbon dioxide emission allowances

The Company recognizes emission rights (allowances) received, whether allocated by government or purchased, as intangible assets. The intangible asset is initially measured and recognized on the date of acquisition at fair value, being the consideration paid (if purchased on the open market) or the current market value (if granted for less than fair value).

When allowances are granted for less than fair value, the difference between the fair value and the nominal amount paid is recognized as a government grant. The grant is initially recognized as deferred income in the consolidated statements of financial position and subsequently recognized as “other operating income” on a systematic basis on the proportion of the carbon dioxide emitted over total carbon dioxide expected to be emitted for the compliance period on the consolidated income statements. In the case that a better estimate of the expected carbon dioxide emissions for the compliance period is available, the deferred income to be recognized in the consolidated statements of financial position is adjusted prospectively.

As the Company emits carbon dioxide, it recognizes a provision for its obligation to deliver the carbon dioxide allowances at the end of the compliance period. The provision is remeasured and recorded as an expense at the end of each reporting period at historical cost for the emission rights (allowances) received and at acquisition cost for the carbon dioxide purchased and at fair value for the carbon dioxide pending to be purchased.

Intangible assets recognized for emissions allowances are not amortized and remain valued at historical cost until either sold or surrendered in satisfaction of the Company’s obligation to deliver the allowances to the relevant authority.

Sale of emission rights

When the Company has determined to sell its emission rights, the emission rights sold would be derecognized from the consolidated statements of financial position against the cash received. In those cases, where the price per emission right is different to the fair value per emission right at the time they were granted, a gain or a loss on the disposal of assets will be recognized. The deferred income originally recognized for the free emission rights granted at the beginning of the compliance period that still remain in the consolidated statements of financial position at the time of sale will be derecognized.

4.22 Share-based compensation

The Company operates a share-based compensation plan with certain equity and cash-settlement options. The Company recognizes share-based compensation expense based on the estimated grant date fair value of share-based awards using a Black-Scholes option pricing model. Prior to vesting, cumulative compensation cost equals the proportionate amount of the award earned to date. The Company has elected to treat each award as a single award and recognize compensation cost on a straight-line basis over the requisite service period of the entire award. If the terms of an award are modified in a manner that affects both the fair value and vesting of the award, the total amount of remaining unrecognized compensation cost (based on the grant-date fair value) and the incremental fair value of the modified award are recognized over the amended vesting period. The Company´s liability for cash-settled awards is immaterial.

4.23 Other income

Interest income is recognized as the interest accrues using the effective interest rate, the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset.

Dividend income from investments is recognized when the shareholders’ right to receive the payment is established.

4.24 Assets and disposal groups classified as held for sale, liabilities associated with assets held for sale and discontinued operations

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

4.25 Consolidated statements of cash flows

The following terms are used in the consolidated statements of cash flows, prepared using the indirect method, with the meanings specified as follows:

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

5.    Segment reporting

The Company’s Chief Executive Officer has been identified as the chief operating decision maker (“CODM”) since the role encompasses authority over resource allocation decisions and performance assessment, mainly analyzing performance from the production obtained in the operations. The Company has identified 10 operating segments:

●	Canada – Silicon Metals
●	Canada – Silicon Alloys
●	U.S. – Silicon Metals
●	U.S. - Silicon Alloys
●	Europe – Manganese Alloys
●	Europe – Silicon Metals
●	Europe - Silicon Alloys
●	South Africa – Silicon Metals
●	South Africa – Silicon Alloys; and
●	Other segments

The operating segments described above are those components whose operating results are regularly reviewed by the entity’s CODM to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. This is due to the integrated operations within each region and product family and the ability to reallocate production based on the individual capacity of each plant. Additionally, economic factors that may impact our results of operations, such as currency fluctuations and energy costs, are also assessed at a regional and product level.

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

All other segments that do not meet the quantitative threshold for separate reporting and are deemed to have similar economic characteristics have been grouped as “Other segments”, which mainly includes holding entities in the United Kingdom and our Ferroglobe Advanced Material (formerly Ferrosolar OPCO) subsidiary in Spain.

The consolidated income statements as of December 31, 2023, 2022 and 2021, respectively, by reportable segment, are as follows:

	2023
	North America	North America	Europe	Europe	Europe	South Africa	South Africa		Adjustments/
	Silicon Metal	Silicon Alloys	Manganese	Silicon Metal	Silicon Alloys	Silicon Metal	Silicon Alloys	Other segments	Eliminations (*)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Sales	505,472	283,180	277,508	307,230	216,465	50,071	109,684	54,921	(154,497)	1,650,034
Raw materials and energy consumption for production	(313,162)	(165,193)	(183,839)	(103,304)	(108,409)	(44,003)	(82,201)	(35,280)	156,105	(879,286)
Other operating income	6,605	3,896	36,628	40,321	21,149	594	(142)	50,655	(58,714)	100,992
Staff costs	(67,160)	(37,744)	(28,326)	(79,114)	(42,069)	(5,007)	(10,412)	(36,027)	—	(305,859)
Other operating expense	(44,304)	(26,840)	(69,897)	(71,632)	(44,132)	(11,223)	(10,718)	(48,309)	56,965	(270,090)
Depreciation and amortization charges	(32,313)	(15,183)	(7,835)	(6,325)	(3,005)	(1,840)	(4,056)	(2,975)	—	(73,532)
Impairment (loss) gain	(21,008)	—	(1,571)	—	(3,619)	478	—	430	—	(25,290)
Other (loss) gain	(71)	(115)	1	79	47	—	—	30	—	(29)
Operating Profit	34,059	42,001	22,669	87,255	36,427	(10,930)	2,155	(16,555)	(141)	196,940

(*) The amounts correspond to transactions between segments that are eliminated in the consolidation process.

	2022
	North America	North America	Europe	Europe	Europe	South Africa	South Africa		Adjustments/
	Silicon Metal	Silicon Alloys	Manganese	Silicon Metal	Silicon Alloys	Silicon Metal	Silicon Alloys	Other segments	Eliminations (*)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Sales	671,290	339,414	701,140	536,753	259,419	17,337	122,262	81,560	(131,259)	2,597,916
Raw materials and energy consumption for production	(305,545)	(68,490)	(541,034)	(241,936)	(139,687)	(9,270)	(65,373)	(46,759)	133,008	(1,285,086)
Other operating income	6,464	122	42,882	76,255	23,622	156	66	59,840	(62,051)	147,356
Staff costs	(61,378)	(41,923)	(28,996)	(81,175)	(50,467)	(1,736)	(11,652)	(37,483)	—	(314,810)
Other operating expense	(33,708)	(37,859)	(111,741)	(99,513)	(33,265)	(2,649)	(13,193)	(74,626)	60,302	(346,252)
Depreciation and amortization charges	(33,708)	(15,135)	(13,005)	(4,605)	(8,086)	(748)	(5,278)	(994)	—	(81,559)
Impairment (loss) gain	—	—	(33,222)	—	(26,028)	5,357	2,408	(5,514)	—	(56,999)
Other (loss) gain	(522)	(126)	(178)	230	82	—	—	495	—	(19)
Operating (loss) profit	242,893	176,003	15,846	186,009	25,590	8,447	29,240	(23,481)	—	660,547

(*) The amounts correspond to transactions between segments that are eliminated in the consolidation process.

	2021
	North America		North America		Europe		Europe		Europe		South Africa		South Africa				Adjustments/
	Silicon Metal		Silicon Alloys		Manganese		Silicon Metal		Silicon Alloys		Silicon Metal		Silicon Alloys		Other segments		Eliminations (*)	Total
	US$'000		US$'000		US$'000		US$'000		US$'000		US$'000		US$'000		US$'000		US$'000	US$'000
Sales	370,109		154,699		476,287		437,533		227,804		12,604		104,591		43,568		(48,287)	1,778,908
Raw materials and energy consumption for production	(265,653)		(57,663)		(326,257)		(303,811)		(170,073)		(8,240)		(68,377)		(33,445)		48,623	(1,184,896)
Other operating income	5,089		296		34,142		48,828		16,924		278		485		49,901		(45,858)	110,085
Staff costs	(51,163)		(31,300)		(33,696)		(77,608)		(42,679)		(1,542)		(11,726)		(31,203)		—	(280,917)
Other operating expense	(22,222)		(20,848)		(105,290)		(105,712)		(23,043)		(1,904)		(11,352)		(51,960)		45,522	(296,809)
Depreciation and amortization charges	(40,489)		(15,281)		(18,634)		(7,330)		(9,522)		(546)		(4,535)		(991)		—	(97,328)
Impairment (loss) gain	—		—		(376)		14		(455)		288		2,396		(1,730)		—	137
Other (loss) gain	(347)	—	741	—	—	0	733	—	295	—	—	—	—	—	784	—	—	2,206
Operating (loss) profit	(4,676)		30,644		26,176		(7,353)		(750)		938		11,482		(25,013)		—	31,386

(*) The amounts correspond to transactions between segments that are eliminated in the consolidation process.

Other disclosures

Sales by product line

Sales by major product line are as follows:

	Year Ended December 31,
	2023	2022	2021
	US$'000	US$'000	US$'000
Silicon metal	722,226	1,116,193	637,695
Manganese-based alloys	259,197	525,483	469,138
Ferrosilicon	330,946	561,539	337,833
Other silicon-based alloys	159,441	192,409	161,750
Silica fume	33,804	32,290	32,409
Other	144,420	170,002	140,083
Total	1,650,034	2,597,916	1,778,908

Information about major customers

Total sales of $840,705 thousand, $1,322,724 thousand, and $870,039 thousand were attributable to the Company’s top 10 customers in 2023, 2022, and 2021 respectively. During 2023, 2022, and 2021 sales corresponding to Dow Silicones Corporation represented 17.0%, 16.8% and 12.2%, respectively of the Company’s sales. Sales to Dow Silicones Corporation are included partially in the North America – Silicon Metal segment and partially in the Europe - Silicon Metal segment. Accounts receivables from Dow Silicones Corporation as of December 31, 2023 and 2022 are $29,161 thousand and $10,612 thousand, respectively.

Non-current assets by geographical area

The non-current assets (as defined in IFRS 8) by geographical area are as follows:

	Year ended December 31,
	2023	2022
	US$´000	US$´000
United Kingdom	462	946
United States of America	213,663	231,565
Europe
Spain	151,200	109,759
France	151,880	133,684
Other European Countries	57,739	55,835
Total non-current assets in Europe	360,819	299,278
Rest of the World	138,105	132,094
Total	713,049	663,883

6.    Goodwill

Changes in the carrying amount of goodwill during the years ended December 31, 2023 and 2022, are as follows:

	January 1,	Impairment	Exchange	December 31,	Impairment	Exchange	December 31,
	2022	(Note 27.8)	differences	2022	(Note 27.8)	differences	2023
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
U.S. Silicon Metal cash generating units	17,230	—	—	17,230	—	—	17,230
U.S. Silicon Based Alloys cash generating units	12,472	—	—	12,472	—	—	12,472
Total	29,702	—	—	29,702	—	—	29,702

The Company recorded the excess of the cost of acquisition over the Company’s interest in the fair value of the identifiable assets and liabilities assumed at the date of acquisition as goodwill.

For the years ended December 31, 2023 and December 31, 2022, in connection with our annual goodwill impairment test, the Company did not recognize an impairment charge.

Ferroglobe operates in a cyclical market, and silicon and silicon-based alloy index pricing and foreign import pressure into the U.S. markets impact the future projected cash flows used in our impairment analysis. Recoverable value was estimated based on discounted cash flows. Estimates under the Company’s discounted income-based approach involve numerous variables including anticipated sales price and volumes, cost structure, discount rates and long-term growth, and therefore could impact the recoverable values in the future.

Key assumptions used in the determination of recoverable value

Goodwill is allocated to its respective cash-generating units or groups of cash-generating units and tested annually for impairment. The Company has determined that the lowest level within the Company that goodwill is monitored for internal management purposes comprises four individual US CGUs aggregated into two groups of cash-generating units for review. In accordance with the requirements of IAS 36, an impairment loss is recorded when the recoverable amount is below the carrying amount of the net assets of a cash-generating unit (including the goodwill allocated to it). A CGU’s or group of CGU’s recoverable amount is the higher of its fair value less costs of disposal and its value in use. As of the reporting year, the recoverable amount for all groups of cash-generating units to which goodwill has been allocated is determined based on value in use.

Management makes estimates, assumptions and judgements on uncertain matters. For each group of cash-generating units to which goodwill has been allocated, the value in use is determined based on economic assumptions and forecasted operating conditions as follows:

	2023	2022	2021
	U.S.	U.S.	U.S.
Discount rate	14.1%	14.6%	13.2%
Long-term growth rate	2.3%	2.0%	2.3%

Discount rate

The discount rate, applied to discount the related cash flows, is the weighted average cost of capital (WACC), determined by the weighted average cost of equity and cost of debt according to the finance structure determined for each group of  CGUs.

This rate is calculated using the capital asset pricing model (CAPM), which considers the asset’s systemic risk, and the impact of those risks not already considered on cash flows, such as country risk, business-specific credit risk, currency risk and price risk specific to the financial asset, constantly monitoring the fluctuations of the financial markets.

The main underlying data used in these calculations are obtained from independent and renowned external information sources.

Long-term growth rate

Cash flow projections from the sixth year are calculated using an expected constant growth rate (g), considering projected CPI data collected from a variety of third party, external sources.

These assumptions have been used in the impairment test for each of the two groups of cash-generating units to which goodwill has been allocated.

Our approach in determining the recoverable amount utilizes a discounted cash flow methodology, which necessarily involves making numerous estimates and assumptions regarding, operating costs, appropriate discount rates and working capital requirements. The key assumptions used for estimating cash flow projections in the Group’s impairment testing are those relating to discount rate, revenue, and EBITDA for the subsequent five-year period (2024-2028) and perpetuity beyond this point. The average operating profit margin is 24.1% (Silicon Metal) and 32.3% (Silicon-Based Alloys) and a Compound Annual Growth Rate of 6.0% (Silicon Metal) and 11.8% (Silicon-Based Alloys).

These estimates will likely differ from future actual results of operations and cash flows, and it is possible that these differences could be material. In addition, judgements are applied in determining the level of CGU groups identified for impairment testing and the criteria used to determine which assets should be aggregated. Changes in our business activities or structure may also result in additional changes to the level of testing in future periods. Further, future events could cause the Group to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired.

Sensitivity to changes in assumptions

Changing management’s assumptions could significantly affect the evaluation of the value in use of our groups of cash-generating units and, therefore, the impairment result. As of December 31, 2023 there is a $378,206 thousand headroom between the carrying value of our U.S. groups of cash generating units including goodwill and their recoverable value.

The following changes to the assumptions used in the impairment test lead to the following changes in recoverable value:

		Excess of	Sensitivity on		Sensitivity on		Sensitivity on
		recoverable	discount rate		long-term growth rate		EBITDA
		value over	Decrease	Increase	Decrease	Increase	Decrease	Increase
	Goodwill	carrying vale	by 10%	by 10%	by 10%	by 10%	by 10%	by 10%
U.S. Silicon Metal cash generating unit	17,230	87,454	57,487	(45,666)	(3,749)	3,937	(75,506)	75,506
U.S. Silicon Based Alloys cash generating unit	12,472	290,752	85,147	(68,244)	(7,283)	7,648	(102,254)	102,254
	29,702	378,206

The sensitivity analysis revealed that no reasonable possible changes in any of the key assumptions would result in the carrying amount of either of the CGU groups exceeding their recoverable amount as of December 31, 2023.

7.    Intangible assets

Changes in the carrying amount of intangible assets during the years ended December 31 are as follows:

					Greenhouse	Other	Accumulated
	Development	Power Supply		Computer	gasses	Intangible	Amortization	Impairment
	Expenditure	Agreements	Rights of Use	Software	(CO2)	Assets	(Note 27.6)	(Note 27.8)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2022	51,698	37,836	13,369	5,090	97,596	8,120	(96,140)	(16,927)	100,642
Additions	910	—	23	522	112,775	384	(725)	—	113,889
Disposals	—	—	—	(20)	(96,869)	—	20	—	(96,869)
Exchange differences	(2,914)	—	(153)	(62)	(5,732)	(370)	2,536	830	(5,865)
Balance at December 31, 2022	49,694	37,836	13,239	5,530	107,770	8,134	(94,309)	(16,097)	111,797
Additions	1,210	—	—	3,273	113,101	—	(663)	—	116,921
Disposals	—	—	—	—	(96,451)	—	82	—	(96,369)
Transfers from/(to) other accounts	825	—	—	1,489		(396)	(26)	261	2,153
Exchange differences	1,861	—	90	104	3,756	(358)	(1,170)	(440)	3,843
Balance at December 31, 2023	53,590	37,836	13,329	10,396	128,176	7,380	(96,086)	(16,276)	138,345

Development expenditures: For the year ended, the Company invested $1,210 thousand in Research and Development (R&D) projects. As of December 31, 2023 the total development expenditures of $53,590 thousand have accumulated amortization of $36,185 thousand and accumulated impairment of $13,990 thousand.

Power supply agreement: In 2015, the Company acquired a power supply agreement which provides favorable below-market power rates to the Alloy, West Virginia facility. The agreement terminates in 2025 but as of December 31, 2023 it is fully amortized.

Rights of use relate to mining concessions and as of December 31, 2023 are fully amortized.

Computer software: For the year ended December 31, 2023, the Company invested $3,273 thousand in the development of new IT systems and cybersecurity.

Greenhouse gas rights: As of December 31, 2023 and 2022, this class of intangible assets primarily relates to the acquisition, use and expiration of rights held to emit greenhouse gasses by certain Spanish, French, Norwegian and Canadian subsidiaries (see Note 4.21). For the year ended December 31, 2023, the Company did not purchase or sell rights to emit greenhouse gasses (2022: $25,035 thousand of purchases).

As of December 31, 2023 and 2022, the Company has certain intangible assets related to rights held to emit greenhouse gasses pledged as collateral for debt instruments (see Note 18).

8.    Property, plant and equipment

Property, plant and equipment, net of the related accumulated depreciation and impairment, as of December 31, 2023 and 2022 is as follows:

				Property, Plant		Other Items of	Other Items	Other Items
			Other Fixtures,	and Equipment		Property,	of Leased	of Leased	Accumulated
	Land and	Plant and	Tools and	in the Course of	Mineral	Plant and	Land and	Plant and	Depreciation	Impairment
	Buildings	Machinery	Furniture	Construction	Reserves	Equipment	Buildings	machinery	(Note 27.6)	(Note 27.8)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2022	197,214	1,202,624	7,479	113,962	59,019	33,589	17,156	27,762	(962,078)	(141,811)	554,914
Additions	3,170	15,329	2,883	59,532		131	4,714	4,624	(80,834)	(56,999)	(47,450)
Disposals and other	—	(18,544)	(122)	(595)	—	—	—	—	17,685	(90)	(1,666)
Transfers from/(to) other accounts	505	28,295	(349)	(33,485)	—	1,212	—	—	3,822	—	—
Exchange differences	(7,291)	(48,278)	(731)	(6,021)	(215)	(725)	(625)	(1,028)	42,157	4,273	(18,484)
Transfer to assets and disposal groups classified as held for sale	(18,108)	(56,571)	(470)	(320)	—	—	—	—	56,297	18,105	(1,067)
Balance at December 31, 2022	175,490	1,122,855	8,690	133,073	58,804	34,207	21,245	31,358	(922,951)	(176,522)	486,247
Additions	2,886	11,263	118	81,457	8,550	—	4,660	9,623	(72,869)	(25,768)	19,920
Disposals and other	(1,743)	(19,621)	(1,051)	(128)	—	—	(470)	(766)	12,970	4,969	(5,840)
Transfers from/(to) other accounts	1,289	69,560	(376)	(73,312)	—	61	2	767	—	(144)	(2,153)
Exchange differences	3,115	13,405	(176)	4,116	(263)	(562)	634	332	(14,276)	(3,103)	3,222
Balance at December 31, 2023	181,037	1,197,462	7,205	145,206	67,091	33,706	26,071	41,314	(997,126)	(200,568)	501,396

For the years ended December 31, 2023 and 2022, the Company invested $118,642 thousand and $90,383 thousand in its property, plant equipment. This was predominantly led by investments as follows:

Property, plant and equipment in the course of construction: For the years ended December 31, 2023 and 2022, the Company invested $81,457 thousand and $59,532 thousand in capital expenditure focused on productivity and efficiency improvements.

Other additions: The Company acquired a high purity quartz mine in October 2023. Of the $11,000 thousand purchase price, the Company allocated $2,700 thousand to land and buildings and $8,550 thousand to the mineral reserves acquisition. The Company determined that the acquisition of the high purity quartz mine did not qualify as a business combination in accordance with IFRS 3 and therefore was accounted for as an asset acquisition.

Impairment considerations:

The Company defines its CGUs for impairment testing of its property, plant and equipment to be at the individual plant or mine level. The Company deems this level to be the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflow from other assets or groups of assets. As of December 31, 2023, all cash-generating units were assessed for indicators of potential impairment.

As of December 31, 2023, we identified indicators of potential impairment in our Puertollano, Sabon, Boo, Selma and Polokwane CGUs.

The recoverable amount for the Puertollano CGU with a carrying value of $30,039 thousand was determined based on the estimated fair value less cost of disposal of real estate based on recent comparable transactions and industrial products based on the replacement cost method considering their current state. If the fair value were to fall by 10%, there would still remain sufficient headroom in the CGU. No reasonably possible changes in individual assumptions used in the valuation would result in a material impairment during the next financial year. However, it is reasonably possible that, in aggregate with the Polokwane CGU as discussed below, different outcomes within the next financial year could result in a material decrease in the aggregate carrying amount of the CGUs.

The recoverable amounts for the Sabon, Boo, Selma and Polokwane CGUs were determined based on their respective values in use. As of December 31, 2023, the Company’s Sabon and Boo CGU recoverable values were not sensitive to changes in the underlying assumptions. The Company’s Selma plant has been idled for the foreseeable future and thus the carrying value of its associated assets has been fully impaired based on a negative estimated recoverable amount. For the Polokwane CGU, the significant assumptions used to estimate its value in use were as follows: (i) pre-tax discount rate of 23.1%; (ii) EBITDA margin (EBITDA divided by sales) throughout the forecast and long-term growth periods of between 3% and 27%; and (iii) long-term growth rate of 2.3%.

Sensitivity to changes in assumptions

Changing management’s assumptions could affect the evaluation of the value in use of our Polokwane cash-generating unit and, therefore, the impairment result. As of December 31, 2023 there is $9,213 thousand in headroom between the carrying value of our Polokwane cash generating unit and its recoverable value.

The following reasonably possible changes to the assumptions used in the impairment test lead to the following changes in recoverable value, noting that sensitivities in EBITDA could indicate a reduction in carrying value. All other sensitivities retain sufficient headroom:

		Excess of	Sensitivity on		Sensitivity on		Sensitivity on
		recoverable	discount rate		long-term growth rate		EBITDA
	Carrying	value over	Decrease	Increase	Decrease	Increase	Decrease	Increase
	Value	carrying vale	by 10%	by 10%	by 10%	by 10%	by 10%	by 10%
Polokwane	13,582	9,213	8,955	(7,135)	822	(850)	(15,022)	15,022

The Company’s approach to the determination of its discount and long-term growth rates are discussed in Note 7. For EBITDA margin, the Company determines its projected sales and cost of sales through a combination of analysis of prior year actuals and budgeted pricing and volumes. Where applicable, the Company relies on third party sources to derive key inputs. Internally, the Company reviews contracted amounts as well as forecasts. Finally, corporate overheads are allocated using an internal key based on projected volumes.

The below table details the Company’s impairment write downs/(reversals) as of December 31, 2023 and 2022, respectively:

	2023	2022
	US$'000	US$'000
Puertollano	—	5,515
Boo	1,570	11,559
Monzon	—	5,915
Selma	21,008	—
Moi Rana	—	15,749
Polokwane	—	(5,017)
Thaba	—	(2,750)
Chateau Feuillet	—	5,994
Cee-Dumbria	3,619	20,034
Others	(429)	—
Total	25,768	56,999

As of December 31, 2023, the accumulated impairment balance primarily relates to full impairments recorded in our Venezuela, Cee-Dumbria, Selma, Moi Rana, Monzon and Boo cash-generating units, as well as approximately $56.1 million recorded in recent years for the Puertollano CGU.

As of December 31, 2022, assets related to Chateau Feuillet facility in France were transferred to asset held for sale. The assets were measured at the lower of carrying amount and fair value less costs to sell, and were presented separately as an asset held for sale in the current position of the financial statements. As fair value was lower than the carrying amount, the company recognized an impairment of $5,994 thousand.

As of December 31, 2023 and 2022, the Company has property, plant and equipment ($284,012 thousand in 2023 and $278,796 thousand in 2022) pledged as security for debt instruments in Canada, France, Norway, Spain and U.S.A (see Note 18).

Commitments

As of December 31, 2023 and 2022, the Company has capital expenditure commitments totaling $16,019 thousand and $16,607 thousand, respectively, primarily related to improvement works at plants.

9.  Financial assets and other receivables

The company’s financial assets and their classification under IFRS 9 are as follows:

		2023 classification
	Note	Amortized cost	Fair value through profit or loss - mandatorily measured	Fair value through other comprehensive income - designated	Total
		US$'000	US$'000	US$'000	US$'000
Other financial assets	9.1	12,992	1,080	5,722	19,794
Receivables from related parties	23	4,430	—	—	4,430
Trade and other receivables	9.2	310,243	—	—	310,243
Restricted cash and cash equivalents		1,179	—	—	1,179
Cash and cash equivalents		136,470	—	—	136,470
Total financial assets		465,314	1,080	5,722	472,116

		2022 classification
	Note	Amortized cost	Fair value through profit or loss - mandatorily measured	Fair value through other comprehensive income - designated	Total
		US$'000	US$'000	US$'000	US$'000
Other financial assets	9.1	13,253	936	—	14,189
Receivables from related parties	23	4,275	—	—	4,275
Trade and other receivables	9.2	425,474	—	—	425,474
Restricted cash and cash equivalents		5,008	—	—	5,008
Cash and cash equivalents		317,935	—	—	317,935
Total financial assets		765,945	936	—	766,881

Restrictions on the use of group assets

As of year ended December 31, 2023 and 2022, Cash and cash equivalents and restricted cash comprise the following:

	2023	2022
	US$'000	US$'000
Cash and cash equivalents	136,470	317,935
Non-Current restricted cash presented as Cash	—	2,133
Current restricted cash presented as Cash	1,179	2,875
Total	137,649	322,943

As of December 31, 2023, the Company holds $1,179 thousand in current restricted cash associated with cash held explicitly to fund our Selma plant as part of the New Markets Tax Credit Program (NMTC Program). The NMTC helps economically distressed communities attract private capital. The Company intends to use the remaining restricted cash in early 2024.

The Company also has certain restrictions in the partnerships with Dow as of December 31, 2023 and 2022.

9.1 Other financial assets

As of December 31, 2023, other financial assets comprise the following:

	2023
	Non-
	Current	Current	Total
	US$'000	US$'000	US$'000
Other financial assets held with third parties:
Other financial assets at amortized cost	12,992	—	12,992
Equity securities	1,078	2	1,080
Derivative financial instruments (Note 20)	5,722	—	5,722
Total	19,792	2	19,794

As of December 31, 2022, other financial assets comprise the following:

	2022
	Non-
	Current	Current	Total
	US$'000	US$'000	US$'000
Other financial assets held with third parties:
Other financial assets at amortized cost	13,253	—	13,253
Equity securities	933	3	936
Total	14,186	3	14,189

Other financial assets at amortized cost

Other financial assets at amortized cost comprise the investment fund of $9,909 thousand in Selma Globe Investment Fund, LLC as a result of the NMTC Program. The reactivation of the plant in Selma, Alabama, in 2022 resulted in us being granted with a $13,230 thousand allocation by the end of fiscal year 2022 under the NMTC Program (See Note 16). This allocation was subscribed by Ferroglobe U.S.A Metallurgical, Inc. (also “FG USA Metallurgical”, formerly Globe Metallurgical, Inc.) as owner of the plant and United Bank as investor and beneficiary of the tax credit resulting from this grant.

Other financial assets at amortized cost also comprise deposits given to the French government by Ferroglobe France (formerly Ferropem) ($3,024 thousand in 2023 and $2,770 thousand in 2022), a Ferroglobe subsidiary, in respect of effort de construction. The law in France requires employers and companies of a certain size to invest a portion of their budgets in the construction or renovation of housing (including through direct investment, providing mortgages, and other) every year. In this case, the mandatory contributions are made in the form of a loan, to be returned by the French government in twenty years.

The carrying amount of other financial assets at amortized cost is considered to approximate their fair value.

9.2 Trade and other receivables

Trade and other receivables comprise the following at December 31:

	2023	2022
	US$'000	US$'000
Trade receivables	223,236	295,678
Less – allowance for doubtful debts	(2,906)	(1,187)
	220,330	294,491
Tax receivables	26,779	36,852
Government grant receivables	62,417	88,092
Other receivables	717	6,039
Total trade and other receivables	310,243	425,474

The trade and other receivables disclosed above are short-term in nature and therefore their carrying amount is considered to approximate their fair value.

The changes in the allowance for doubtful debts during 2023 and 2022 were as follows:

Allowance
US$'000
Balance at January 1, 2022	1,006
Impairment losses recognized	361
Collection of previously written off balances	(124)
Exchange differences	(56)
Balance at December 31, 2022	1,187
Impairment losses recognized	1,970
Collection of previously written off balances	(300)
Exchange differences	49
Balance at December 31, 2023	2,906

Factoring of trade receivables

In October 2020, the Company signed a factoring agreement with a financial institution to anticipate the collection of receivables issued by the Company’s European subsidiaries with the following main terms:

●	maximum cash consideration advanced is up to €60.0 million;
●	overcollateralization of 10% of accounts receivable as guarantee provided to the Agent until payment has been satisfied;
●	a 0.18% to 0.25% fee charges on total invoices and credit notes sold to the Agent; and
●	a financing commission set at IBOR plus 1% charged on the drawdowns;

Other conditions are set in relation to credit insurance policy which has been structured in an excess of loss policy where the first €5,000 thousand of bad debt losses are not covered by the insurance provider. The Company has assumed the cash collateralization for the entire excess of loss, as agreed in contractual terms.

For the year ended December 31, 2023, the factoring agreement provided upfront cash consideration of $431,274 thousand ($895,264 thousand in 2022). The Company has repaid $454,576 thousand ($918,070 thousand in 2022), recording as of

December 31, 2023, an on-balance sheet bank borrowing debt of $30,683 thousand (2022: $60,976 thousand). See Note 16.

As of December 31, 2023, the Company held $35,504 thousand of trade and other receivables recognized in the consolidated statements of financial position in respect of factoring agreements ($80,112 thousand at December 31, 2022). Finance costs incurred during the year ended December 31, 2023, amounted to $2,568 thousand ($3,426 thousand at December 31, 2022) recognized in finance costs in the consolidated income statements.

The Company has assessed whether it has transferred substantially all risks and rewards, continuing to be exposed to the variable returns from its involvement in the factoring agreement as it is exposed to credit risk, so the conclusion is that the derecognition criteria is not met and therefore, the account receivables sold are not derecognized from the balance sheet and an obligation is recognized as bank borrowings for the amount of cash advanced by the Leasing and Factoring Agent. The amount repayable under the factoring agreements is presented as on-balance sheet factoring and the debt assigned to factoring is shown as bank borrowings.

Other agreements

In February 2022 the company signed a without recourse factoring agreement with Bankinter offers the possibility to sell the receivables corresponding to 11 pre-approved customers by the bank and its credit insurer. Receivables are pre-financed at 100% of their face value.

The main characteristics of this program are the following:

●	maximum cash consideration advanced is up to €30,000 thousand;
●	a 0.25% fee of the receivables face values;
●	a cost of financing at Euribor 12-month plus 1%;
●	a closing fee of 0.25% of the financing; and
●	an annual renewal fee of 0.25% of the financing.

The Company has concluded that we have not retained nor transferred substantially all of the risks and rewards but have transferred control of the receivables, and therefore the derecognition criteria is met and the account receivables sold have been derecognized from the balance sheet.

Government grants receivables

The Company has been awarded a compensation for the indirect carbon dioxide emissions costs included in its energy bills in France, Spain and Norway.

For the year ended December 31, 2023, the Company recognized $84,047 thousand of income (2022: $72,251 thousand) related to these compensations. The amount was deducted against the related expense in “Raw Materials and energy consumption for production” in the consolidated income statements. The Company has no unfulfilled conditions in relation to government grants, but certain grants would be repayable if the Company were to substantially curtail production or employment at certain plants.

10.   Inventories

Inventories comprise the following at December 31:

	2023	2022
	US$'000	US$'000
Finished goods	162,962	169,956
Raw materials in progress and industrial supplies	182,612	266,348
Other inventories	38,267	44,257
Advances to suppliers	—	19,519
Total	383,841	500,080

For the year ended December 31, 2023, the Company recognized an expense for the write-down of inventory to net realizable value of $13,687 thousand ($29,865 thousand in 2022), of which $11,495 related to finished goods ($17,523 thousand in 2022) and $2,192 to raw material ($12,342 thousand in 2022). The Company records expense for the write-down of inventories to “Raw Materials and energy consumption for production” in the consolidated income statements. See Note 4.8.

As of December 31, 2023 and 2022, inventories in the Company’s subsidiaries in the United States, Canada, Norway, France and Spain ($314,681 thousand in 2023 and $435,347 thousand in 2022) were pledged forming part of the collateral for debt instruments, see Note 18.

11. Other assets

Other assets comprise the following at December 31:

	2023			2022
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Guarantees and deposits	21,530	420	21,950	17,492	293	17,785
Prepayments and accrued income	11	5,694	5,705	37	5,925	5,962
Advances to suppliers	—	11,296	11,296	—	—	—
Other assets	615	169,067	169,682	689	24,390	25,079
Total	22,156	186,477	208,633	18,218	30,608	48,826

As of December 31, 2023 and 2022, the amount within “Guarantees and deposits given” is mainly due to (i) a deposit made during 2021 with TAC (Tennessee Valley Authority) which supplies power to Ferroglobe USA Metals, LLC. (formerly Core Metals Group, LLC), (ii) the letter of credits related to the insurance company in “Global Specialty Metals, Inc” and (iii) deposits linked to factoring agreements.

As of December 31, 2023, the increase in “other assets” mainly relates to the Company’s benefit from the French regulated access to historic nuclear energy program (ARENH) and the additional agreement with EDF in which we have agreed different electricity prices throughout the year based on demand amounting to $164,259 thousand. The ARENH is a mechanism established which allows energy suppliers to obtain energy under favorable conditions set by the public authorities. The Company received the $164,259 thousand in the first quarter of 2024. The Company deducted this amount from its related expense in “Raw Materials and energy consumption for production” in the consolidated income statements (See Note 27.2).

In 2022, a provision of $18,000 thousand was recognized at Ferroglobe U.S.A Metallurgical, Inc. (formerly Globe Metallurgical Inc.) with respect to civil lawsuits arising out of a 2018 incident at its Selma, Alabama facility in which two employees were injured and one of whom later died. See Note 15. At the time, Ferroglobe U.S.A Metallurgical, Inc. also recorded an expected reimbursement from the Company’s insurer as “other assets” for the same amount.  In Q1 2023, the Company settled these lawsuits fully.

12.  Equity

Share capital

Ordinary shares are classified in equity in the consolidated statements of financial position. Each time a share premium is paid to the Company for an issued share, the respective share premium is allocated to the share premium account.

The Company has not distributed dividends to shareholders of the Parent nor engaged in a formal buyback program as of December 31, 2023. One of the companies in partnership with a non-controlling interest, WVA Manufacturing, LLC, distributed earnings to the non-controlling interest totaling $1,470 and $3,430 thousand, classified as cash flow from operating activities, for the years ended December 31, 2023 and 2022, respectively.

In October 2021, the Company entered into an equity distribution agreement (the “Equity Distribution Agreement”) with B. Riley Securities, Inc. and Cantor Fitzgerald & Co. relating to the Company’s ordinary shares, by which the Company may offer and sell ordinary shares having an aggregate offering price of up to $100,000,000 from time to time through B. Riley Securities, Inc. and Cantor Fitzgerald & Co. as our sales agents. The company has cumulatively sold 186,053 ordinary shares with net proceeds of $1.4 million through December 31 2023).

As of December 31, 2023, there were 188,882,316 ordinary shares in issue with a par value of $0.01, for a total issued share capital of $1,962 thousand, (2022: 188,882,316 ordinary shares in issue with a par value of $0.01, for a total issued share capital of $1,962 thousand). The Company held 1,440,787 ordinary shares in treasury (2022: 1,448,773). In addition to the issued ordinary shares, the Company has authorized but unissued shares of 17,425,391 as of December 31, 2023.

As of December 31, 2023, the Company’s largest shareholders are as follows:

	Number of Shares	Percentage of
Name	Beneficially Owned	Outstanding Shares (*)
Grupo Villar Mir, S.A.U.	75,265,434	40.1%
Cooper Creek Partners Management LLC	12,986,178	6.9%
Wolf Hill Capital Management, L.P.	10,313,097	5.5%
Others	90,317,607	47.5%
Shares in Treasury	(1,440,787)
Total ordinary shares outstanding	187,441,529	100.0%
(*) 187,441,529 ordinary shares were outstanding at 31 December 2023, comprising 188,882,316 shares in issue less 1,440,787 shares held in treasury

Valuation adjustments

Valuation adjustments comprise the following at December 31:

	2023	2022
	US$'000	US$'000
Actuarial gains	5,292	12,817
Hedging instruments	2,329	—
Deferred tax income (loss) (See Note 24)	733	(2,082)
Total	8,354	10,735

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

Capital management

The Company’s primary objective is to maintain a balanced and sustainable capital structure through the industry’s economic cycles, while keeping the cost of capital at competitive levels so as to fund the Company’s growth. The main sources of financing are as follows:

1.	cash flows from operations;
2.	bank borrowings, including asset-based lending facility;
3.	debt instruments, including the Reinstated Senior Notes due 2025; and
4.	factoring and forfaiting of receivables.

Non-controlling interests

The changes in non-controlling interests in the consolidated statements of financial position as of December 31, 2023 and 2022 were as follows:

Balance
US$'000
Balance at January 1, 2022	106,053
Profit for the year	3,514
Dividends paid	(3,430)
Translation differences	(1,873)
Other	2,487
Balance at December 31, 2022	106,751
Profit for the year	15,816
Dividends paid	(1,470)
Translation differences	906
Other	(178)
Balance at December 31, 2023	121,825

WVA Manufacturing, LLC (WVA) was formed on October 28, 2009 as a wholly-owned subsidiary of Globe. On November 5, 2009, Globe sold a 49% membership interest in WVA to Dow Corning Corporation (Dow), an unrelated third party. As part of the sale, the companies established an operating and output and supply agreement. The output and supply agreement states that of the silicon metal produced by WVA, 49% will be sold to Dow and 51% to Ferroglobe USA (formerly Globe), which represents each member’s ownership interest, at a price equal to WVA’s actual production cost plus $100 per metric ton. The agreement will automatically terminate upon the dissolution or liquidation of WVA in accordance with the partnership agreement between Ferroglobe USA (Globe) and Dow. As of December 31, 2023 and 2022, the balance of non-controlling interest related to WVA was $68,020 thousand and $62,630 thousand, respectively.

Quebec Silicon Limited Partnership (QSLP), formed under the laws of the Province of Québec on August 20, 2010, is managed by its general partner, Quebec Silicon General Partner Inc., which is 51% property of Globe. QSLP owns and operates the silicon metal operations in Bécancour, Québec. QSLP’s production output is subject to a supply agreement, which sells 51% of the production output to Ferroglobe USA (Globe) and 49% to Dow. These sales align with each member’s ownership interest, at a price equal to QSLP’s actual production cost plus 250 Canadian dollars per metric ton. As of December 31, 2023 and 2022, the balance of non-controlling interest related to QSLP was $50,786 thousand and $39,023 thousand, respectively.

Despite the fact that we have the majority holding in each entity, we have exercised judgement in assessing whether we control the entities. The judgement is based on a detailed review of the shareholder and partnership agreements between us and Dow and the output and supply agreements, the composition of the Boards and Operating Committees of the entities together with voting rights and protocols, how decisions over the relevant activities are made in the context of the contractual arrangements and whether certain rights granted to Dow are substantive or protective in nature. On balance, we have concluded that we have control of these entities. Consequently, we continue to consolidate the results and net assets of these entities and show Dow’s interests as a non-controlling interest in the consolidated financial statements.

The following table summarizes the information relating to each of these subsidiaries, before any intra-group eliminations:

	2023		2022		2021
	WVA	QSLP	WVA	QSLP	WVA	QSLP
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Statements of Financial Position
Non-current assets	87,698	39,543	78,992	64,291	83,176	63,088
Current assets	71,329	68,073	86,847	53,830	73,883	46,186
Non-current liabilities	6,660	11,908	7,108	18,719	8,654	19,005
Current liabilities	26,770	26,378	53,680	21,201	43,577	14,671
Income Statements
Sales	211,118	148,313	187,854	102,865	165,660	89,446
Operating profit	13,513	22,151	8,306	2,897	(4,871)	2,093
Profit before taxes	13,513	21,561	8,155	2,195	(5,062)	1,237
Net (loss) income	5,466	10,679	3,075	1,015	(3,362)	613
Cash Flow Statements
Cash flows from operating activities	18,712	31,000	(5,934)	(10,037)	11,981	8,997
Cash flows from investing activities	(13,107)	(6,725)	(8,304)	(1,525)	(3,893)	(4,956)
Cash flows from financing activities	—	—	—	905	—	—
Exchange differences on cash and cash equivalents in foreign currencies	—	—	—	10	—	31
Beginning balance of cash and cash equivalents	21,122	5,949	35,360	16,596	27,272	12,524
Ending balance of cash and cash equivalents	26,727	30,224	21,122	5,949	35,360	16,596

13.  Earnings (loss) per ordinary share

Basic earnings (loss) per ordinary share are calculated by dividing the consolidated profit (loss) for the year attributable to the Parent by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year. Dilutive earnings (loss) per share assumes the exercise of stock options, provided that the effect is dilutive.

	2023	2022	2021
Basic profit (loss) per share (EPS)
Numerator:
Profit (Loss) for the year attributable to the Parent	82,662	440,314	(110,624)
Denominator:
Weighted-average number of shares outstanding to equity holders	187,872,191	187,815,672	176,508,144
Basic profit (loss) for the period attributable to equity holders	0.44	2.34	(0.63)

Diluted profit (loss) per share (EPS)
Numerator:
Profit (Loss) for the year attributable to the Parent	82,662	440,314	(110,624)
Denominator:
Weighted-average number of shares outstanding to equity holders	187,872,191	187,815,672	176,508,144
Effect of dilutive securities from equity incentive plans	2,417,617	1,809,523	—
Weighted-average number of shares outstanding - diluted to equity holders	190,289,808	189,625,195	176,508,144
Diluted profit (loss) for the period attributable to equity holders	0.43	2.32	(0.63)

In periods for which we have a loss, basic net loss per share is the same as diluted net loss per share. We have excluded from our calculation of diluted loss per share all potentially dilutive in-the-money equity awards, which would have been anti-dilutive. The weighted-average number of potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	2023	2022	2021
Equity based awards issued and outstanding (in-the-money)	—	—	4,359,436

No potential ordinary shares were excluded from the calculation of diluted earnings (loss) per ordinary share because their effect would be anti-dilutive in 2023 and 2022. Potential ordinary shares of 4,359,436 were excluded from the calculation in 2021 for this reason.

14. Deferred income

Deferred income comprises the following as at December 31:

	2023	2022
	US$'000	US$'000
Carbon dioxide emissions allowances	24,965	—
Government grants	2,015	3,842
Total	26,980	3,842

Carbon dioxide emission allowances arise from the difference between the fair value of the allowances granted and the nominal amount paid. The deferred income is recognized as “other operating income” on a systematic basis on the proportion of the carbon dioxide emitted over total carbon dioxide expected to be emitted for the compliance period on the consolidated income statements (see Note 27.3). As of December 2023, the deferred income related to Carbon dioxide emission allowances increased as actual emissions were lower than the allowance received.

Government grants are recognized on a systematic basis over the periods in which the Company expects to recognize the related expenses for which the grants are intended to compensate.

15.  Provisions

Provisions comprise the following as of December 31:

	2023			2022
	Non- Current	Current	Total	Non- Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Environmental provision	174	1,909	2,083	168	1,396	1,564
Provisions for litigation	—	7,913	7,913	—	23,142	23,142
Provisions for third-party liability	10,596	—	10,596	5,960	—	5,960
Provisions for Carbon dioxide emissions allowances	—	90,471	90,471	7,956	94,800	102,756
Provision for restructuring cost	—	15,243	15,243	—	21,539	21,539
Other provisions	9,200	7,221	16,421	8,040	4,450	12,490
Total	19,970	122,757	142,727	22,124	145,327	167,451

The changes in the various line items of provisions in 2023 and 2022 were as follows:

		Provisions for	Provisions for	Provisions for	Provisions for
	Environmental	Litigation	Third	Carbon Dioxide Emissions	Restructuring	Other
	Provision	in Progress	Party Liability	Allowances	Cost	Provisions	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2022	3,695	1,952	8,905	110,246	22,350	10,017	157,165
Charges for the year	13	22,134	454	114,185	9,092	7,022	152,900
Provisions reversed with a credit to income	—	(48)	—	(2,435)	(591)	(890)	(3,964)
Amounts used	(345)	(798)	(2,863)	(112,485)	(8,012)	(2,516)	(127,019)
Transfers from/(to) other accounts	(1,510)	—	—	—	—	(666)	(2,176)
Exchange differences and others	(289)	(98)	(536)	(6,755)	(1,300)	(477)	(9,455)
Balance at December 31, 2022	1,564	23,142	5,960	102,756	21,539	12,490	167,451
Charges for the year	1,292	7,142	267	81,424	—	6,914	97,039
Provisions reversed with a credit to income	—	(487)	—	(3,036)	—	(2,850)	(6,373)
Amounts used	(727)	(22,029)	(215)	(93,471)	(6,977)	(118)	(123,537)
Remeasurement through other comprehensive income (loss)	—	—	4,367	—	—	—	4,367
Exchange differences and others	(46)	145	217	2,798	681	(15)	3,780
Balance at December 31, 2023	2,083	7,913	10,596	90,471	15,243	16,421	142,727

Environmental provision

Environmental provisions related to $174 thousand of non-current environmental rehabilitation obligations as of December 31, 2023 (2022: $168 thousand) and $1,909 thousand of current environmental rehabilitation obligations as of December 31, 2023 (2022: $1,396 thousand). A majority of these provisions relates to residues disposal, such as the remediation costs required to comply with government regulations.

Provisions for litigation in progress

The timing and amounts potential liabilities arising from such exposures is uncertain. The provision reflects the Company’s best estimate of the expenditure required to meet resulting obligations.

Certain employees of Ferroglobe France (formerly FerroPem, SAS and then known as Pechiney Electrometallurgie, S.A), may have been exposed to asbestos at its plants in France in the decades prior to our acquisition. The Company has recognized a provision of $611 thousand during the year ended December 31, 2023 as part of the current portion of Provisions for litigation (2022: $955 thousand). See Note 26 for further information.

In 2022, Ferroglobe France sent dismissal letters to several employees of Château-Feuillet. As of December 31, 2023, numerous claims have been received from the affected individuals challenging the terminations and seeking substantial financial compensation. The Company has recorded a provision of $5,574 thousand for these claims.

In 2022, a provision of $18,000 thousand was recognized at Ferroglobe USA Metallurgical Inc (formerly Globe Metallurgical Inc.) with respect to civil lawsuits arising out of a 2018 incident at its Selma, Alabama, facility in which two employees were injured and one of whom later died. At the time, Ferroglobe USA Metallurgical Inc also recorded an expected reimbursement from the Company’s insurer as other assets for the same amount (see Note 11). In the first quarter of 2023, the Company reached full and final settlements of the lawsuits and all amounts were paid directly by the insurer.

Provisions for third-party liability

Provisions for third-party liability presented as non-current obligations of $10,596 thousand relate to health costs for retired employees (2022: $5,960 thousand) in the Company’s subsidiary, Ferroglobe France.

Provisions for carbon dioxide emissions allowances

As of December 31, 2023 the provision for carbon dioxide emission allowances amounting to $90,471 thousand (2022: $102,756 thousand) corresponds to the obligation to deliver the carbon dioxide allowances at the end of the compliance period.

Provisions for restructuring costs

As of December 31, 2023, the restructuring provision corresponds to the restructuring process in Château-Feuillet facility in France amounting to $15,243 thousand (2022: $21,539 thousand).

Other provisions

Included in other provisions are current obligations arising from past actions that involve a probable outflow of resources that can be reliably estimated. Other provisions include taxes of $5,215 thousand (2022: $1,998 thousand) and $8,285 thousand related to the accrued estimated costs of reclaiming the land after it has been mined for gravel or coal (2022: $7,551 thousand).

15.1 Provisions for pensions

France

The Company maintains a pension plan covering employees of Ferroglobe France, which is accounted for as a defined benefit plan.

These relate to various obligations assumed by our French subsidiaries with various groups of employees related to long-service benefits, medical insurance supplements and retirement obligations, all of which are defined unfunded benefit obligations, whose changes in 2023, 2022 and 2021 were as follows:

	2023	2022	2021
	US$'000	US$'000	US$'000
Obligations at the beginning of year	16,338	25,950	34,496
Service cost	733	(1,159)	1,082
Borrowing costs	596	310	212
Actuarial differences	2,039	(4,821)	(3,003)
Benefits paid	(1,200)	(1,181)	(995)
Exchange differences	616	(1,253)	(2,412)
Others	—	(1,508)	(3,430)
Obligations at the end of year	19,122	16,338	25,950

At December 31, 2023 and 2022 the effect of a 1% change in discount rate would have resulted in a change to the provision of $2,216 thousand and $1,695 thousand, respectively.

The weighted average duration of defined benefit obligation as of December 31, 2023 is 14.2 years (14.9 years in 2022).

Canada

Defined Benefit Retirement and Post-retirement Plans

Quebec Silicon Limited partnership (“QSLP”) sponsors two defined benefit pension plans and postretirement benefit plans for certain employees, based on length of service and remuneration. Post-retirement benefits consist of a group insurance plan covering plan members for life insurance, hospital, medical, and dental benefits. The defined benefit pension plans were closed to new participants effective October 1, 2010. Contributions from participants to the pension plan for union employees ceased on December 31, 2023, and pension benefit accruals under that plan are calculated based on a reduced rate for service after that date. On December 27, 2013, the Communications, Energy and Paper Workers Union of Canada (“CEP”) ratified a new collective bargaining agreement, which resulted in a curtailment pertaining to the closure of the postretirement benefit plan for union employees retiring after January 31, 2016. The Company’s funding policy has been to fund the pension plans in accordance with the minimum funding requirements of the applicable pension legislation and professional actuarial standards.

The net provision for the defined benefit plan is the present value of the defined benefit obligation at the balance sheet date minus the fair value of plan assets. Estimates are used in determining the assumptions incorporated in the calculation of the pension obligations, which is supported by input from independent actuaries. The defined benefit obligation is calculated annually with the assistance of an independent actuary using the projected unit credit method, which reflects services rendered by employees to the date of valuation, incorporates assumptions concerning employees’ projected salaries and pension increases as well as discount rates of high quality corporate bonds that have terms to maturity approximating the terms of the related liability.

To the extent that the fair value of the plan assets is greater than the present value of the defined benefit obligation as calculated by our independent actuary, the Company accounts for the effect of the asset ceiling test under IAS 19.

Re-measurements of the net defined benefit liability, which comprise actuarial gains and losses and the return on plan assets (excluding interest) are recognized immediately in the consolidated statements of other comprehensive income (loss). Past service costs, including curtailment gains or losses, are recognized immediately in our consolidated income statements within operating profit (loss). Settlement gains or losses are recognized within operating (loss) profit in our consolidated income statements.

Benefit Obligations and Funded Status – The following provides a reconciliation of the benefit obligations, plan assets and funded status of the Canadian plans as of December 31, 2023 and 2022:

	2023			2022
	Canada			Canada
		Post-			Post-
	Pension	retirement		Pension	retirement
	Plans	Plans	Total	Plans	Plans	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Benefit obligation	20,196	5,742	25,938	18,266	5,497	23,763
Fair value of plan assets	(19,231)	—	(19,231)	(17,777)	—	(17,777)
Provision for pensions	965	5,742	6,707	489	5,497	5,986

All Canadian pension and post-retirement plans are underfunded. At December 31, 2023 and 2022, the accumulated benefit obligation was $20,196 thousand and $18,266 thousand for the defined pension plan and $5,742 thousand and $5,497 thousand for the post-retirement plans, respectively.

The assumptions used to determine benefit obligations as of December 31, 2023 and 2022 for the Canadian plans are as follows:

	Canada - 2023		Canada - 2022
	Pension	Postretirement	Pension	Postretirement
	Plan	Plan	Plan	Plan
Salary increase	2.75% - 3.00%	N/A	2.75% - 3.00%	N/A
Discount rate	4.65%	4.65%	5.25%	5.25%
Mortality	CPM2014-Private Scale CPM-B	CPM2014-Private Scale CPM-B	CPM2014-Private Scale CPM-B	CPM2014-Private Scale CPM-B
Retirement age	58-60	58-60	58-60	58-60

The discount rate used in calculating the present value of our pension plan obligations is developed based on the BPS&M Pension Discount Curve for 2023 and 2022 and the Mercer Proprietary Yield Curve for 2023 and 2022 for QSLP Pension and post-retirement benefit plans and the expected cash flows of the benefit payments.

The Company expects to make discretionary contributions of $601 thousand to the defined benefit pension and post-retirement plans for the year ending December 31, 2024.

The pension plans exposes the Company to the following risks:

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

The accumulated non-pension post-retirement benefit obligation has been determined by application of the provisions of the Company’s health care and life insurance plans including established maximums, relevant actuarial assumptions and health care cost trend rates projected at 5.0% for 2023 and decreasing to an ultimate rate of 4.0% in fiscal 2040. As of December 31, 2023 and 2022, the effect of a 1% increase on the health care cost trend rate on the non-pension post-retirement benefit obligation is $926 thousand and $848 thousand, respectively. As of December 31, 2023 and 2022 the effect of a 1% decrease in health care cost trend rate on the non-pension post-retirement benefit obligation is ($747) thousand and ($689) thousand.

The weighted average duration of defined benefit obligation as of December 31, 2023 is 12.46 years (12.42 years in 2022).

The changes to these obligations in the year ended December 31, 2023 and 2022 were as follows:

	2023			2022
	Canada			Canada
	Pension	Post-retirement		Pension	Post-retirement
	Plans	Plans	Total	Plans	Plans	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Obligations at the beginning of year	18,266	5,497	23,763	25,349	8,569	33,918
Service cost	110	205	315	162	301	463
Borrowing cost	943	287	1,230	773	271	1,044
Actuarial differences	1,449	(185)	1,264	(5,774)	(3,040)	(8,814)
Benefits paid	(985)	(183)	(1,168)	(870)	(162)	(1,032)
Exchange differences	413	121	534	(1,374)	(442)	(1,816)
Obligations at the end of year	20,196	5,742	25,938	18,266	5,497	23,763

The plan assets of the defined benefit and retirement and post-retirement plans in Canada are comprised of assets that have quoted market prices in an active market. The breakdown as of December 31, 2023 and 2022 of the assets by class are:

	2023	2022
Cash	—%	—%
Equity Mutual Funds	30%	31%
Fixed Income Securities	17%	14%
Assets held by insurance company	53%	55%
Total	100%	100%

For the years ended December 31, 2023 and 2022, the changes in plan assets were as follows:

	2023	2022
	US$'000	US$'000
Fair value of plan assets at the beginning of the year	17,777	22,417
Interest income on assets	927	690
Benefits paid	(985)	(870)
Actuarial return on plan assets	803	(3,496)
Exchange differences	397	(1,269)
Other	312	305
Fair value of plan assets at the end of the year	19,231	17,777

South Africa and Venezuela

The Company also maintains defined benefit plans in South Africa and Venezuela which were not material to the Company for the years ended December 31, 2023 and 2022, respectively.

16.  Bank borrowings

Bank borrowings comprise the following at December 31:

	2023
		Non-Current	Current
	Limit	Amount	Amount	Total
	US$'000	US$'000	US$'000	US$'000
Borrowings carried at amortized cost:
Credit facilities	100,000	—	—	—
Borrowings from receivable factoring facility (Note 9)	66,300	—	30,683	30,683
Other loans	—	14,913	952	15,865
Total		14,913	31,635	46,548

	2022
		Non-Current	Current
	Limit	Amount	Amount	Total
	US$'000	US$'000	US$'000	US$'000
Borrowings carried at amortized cost:
Credit facilities	100,000	—	—	—
Borrowings from receivable factoring facility (Note 9)	95,994	—	60,976	60,976
Other loans	—	15,774	1,083	16,857
Total		15,774	62,059	77,833

Credit facilities

In June 2022, a Company subsidiary entered into a five-year, $100 million asset-based revolving credit facility (the “ABL Revolver”), with the Bank of Montreal as lender and agent. The maximum amount available under the ABL Revolver is subject to a borrowing base test comprising North American inventory and accounts receivable. The revolver bears interest at SOFR plus a spread of between 150/175 basis points depending on levels of utilization.

As of December 31, 2023 and 2022, the ABL Revolver remains undrawn, respectively.

Under the ABL credit agreement, the borrowers commit to respect usual affirmative covenants, among others communicating any default or event of default, a change of control, the creation of acquisition of subsidiaries, a casualty or damage to any material used as collateral, maintenance of insurance, compliance with ERISA and the Canadian Pension

Laws, and compliance with environmental laws. The borrowers also commit not to create or incur any indebtedness, capital leases in excess of $7.5 million, create liens, merge, dissolve, divide any borrowers, change the nature of the business, pay dividends, repay indebtedness for the account of holder of Equity Interests of any Loan Party or its affiliates, maintain a financial covenant consolidated fixed charge coverage ratio to be less than 1.00 to 1.00.

Borrowings from receivable factoring facility

In 2020, the Company signed a factoring agreement with a financial institution, to anticipate the collection of receivables issued by the Company’s European entities. See Note 9 for further details.

Other Loans

French Loan: In 2020, a Company subsidiary entered into a loan agreement with BNP Paribas to borrow an aggregate principal amount, interest-free, of €4.3 million ($5.3 million), to finance Company’s activities in France. The French government guaranteed the loan in line with special measures taken in response to the COVID-19 pandemic. The loan is to be repaid by 2026. The Company is liable for a fee of 0.5% based on the total borrowed capital. The balance as of December 31, 2023 is $2,635 thousand ($3,456 thousand as of December 31, 2022).

The fair value of this loan as of December 31, 2023, based on discounted cash flows at a market interest rate (Level 2), amounts to $2,486 thousand.

New Market Tax Credit Structure: In June 2022, the Company, through one of its subsidiaries, and United Bank (“Investor”) invested through the New Markets Tax Credit (“NMTC”) program in the US to reactivate the Company’s plant in Selma, Alabama. The reactivation of the plant in Selma, Alabama, in 2022 resulted in us being granted with a $13,230 thousand allocation by the end of fiscal year 2022 under the NMTC Program.

Foreign currency exposure of bank borrowings

The breakdown by currency of bank borrowings consist of the following at December 31:

	2023
	Non-Current	Current
	Principal	Principal
	Amount	Amount	Total
	US$'000	US$'000	US$'000
Borrowings in USD	13,230	—	13,230
Borrowings in EUR	1,683	31,635	33,318
Total	14,913	31,635	46,548

	2022
	Non-Current	Current
	Principal	Principal
	Amount	Amount	Total
	US$'000	US$'000	US$'000
Borrowings in USD	13,230	170	13,400
Borrowings in EUR	2,544	61,889	64,433
Total	15,774	62,059	77,833

Contractual maturity of bank borrowings

The contractual maturity of bank borrowings at December 31, 2023, was as follows:

	2023
	2024	2026	2029	Total
	US$'000	US$'000	US$'000	US$'000
Borrowings from supplier factoring facility	30,683	—	—	30,683
Other loans	952	1,683	13,230	15,865
Total	31,635	1,683	13,230	46,548

17.  Leases

Lease obligations

Lease obligations as at December 31 are as follows:

	2023			2022
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Other leases	20,304	8,083	28,387	12,942	8,929	21,871
Total	20,304	8,083	28,387	12,942	8,929	21,871

As of December 31, 2023 and 2022, Ferroglobe holds short-term leases and low-value leases for which it has elected to recognize right-of-use assets and lease liabilities. Each lease is reflected in the statement of financial position as a right-of-use asset and a lease liability.

Except for the tolling agreement liability discussed in Note 22, the Company has not recorded any expense relating to variable lease payments, for the years ended December 31, 2023, 2022 and 2021, respectively.

The detail, by maturity, of the future payment obligations under leases as of December 31, 2023 is as follows:

Lease payments
2024	8,083
2025	5,226
2026	3,111
2027	2,563
2028	2,087
2029 and after	7,317
Total	28,387

A rollforward of our lease obligations for the year ended December 31, 2023 and 2022 is as follows:

	2023	2022
	US$'000	US$'000
Balance at January 1,	(21,871)	(18,358)
Additions	(16,707)	(14,979)
Disposals and other	946	713
Interest	(1,715)	(1,587)
Lease payments	11,363	11,590
Exchange differences	(403)	750
Balance at December 31,	(28,387)	(21,871)

Lease liabilities were discounted at the average incremental borrowing rate of 7.4%.

Leases are presented as follows in the consolidated statements of financial position:

	2023	2022
	US$'000	US$'000
Non-current assets (Note 8)
Leased land and buildings	26,071	21,245
Leased plant and machinery	41,314	31,358
Accumulated depreciation	(42,540)	(34,622)

Non-current liabilities
Lease liabilities	(20,304)	(12,942)

Current liabilities
Lease liabilities	(8,083)	(8,929)

Leases are presented as follows in the consolidated income statement:

	2023	2022
	US$'000	US$'000
Depreciation and amortization charges
Depreciation of right-of-use assets	7,918	4,767

Finance costs
Interest expense on lease liabilities	1,715	1,587

Exchange differences
Currency translation losses on lease liabilities	(403)	750
Currency translation gains on right-of-use assets	(69)	(812)

Leases are presented as follows in the consolidated statements of cash flows:

	2023	2022
	US$'000	US$'000
Payments for:
Principal	9,648	10,003
Interest	1,715	1,587

The Company has also identified an embedded lease with respect to its tolling agreement related to the Cee-Dumbría ferroalloys manufacturing plant as described further in Note 22.

18.  Debt instruments

Debt instruments comprise the following at December 31:

	2023	2022
	US$'000	US$'000
Notes carried at amortized cost (financial liability)
Secured Reinstated Senior Notes	150,010	349,704
Accrued coupon interest	5,805	13,569

Notes carried at amortized cost (financial asset)
Secured Reinstated Senior Notes	995	19,048
Accrued coupon interest	40	783

Total net debt instruments	154,780	343,442

Amount due for settlement within 12 months	5,765	12,787
Amount due for settlement after 12 months	149,015	330,655
Total	154,780	343,442

In 2017, the Company issued $350,000 thousand of 9.375% senior unsecured notes due in March 2022 (the “Notes”). Interest was payable semi-annually. In 2021, the Company effected a restructuring of these Notes, with the following terms:

●	The Company exchanged 98.6% of the Notes due in 2022 (the “Old Notes”) for total consideration of $1,000 of principal amount, which is comprised of (i) $1,000 aggregate principal amount of the new 9.375% senior secured notes due in 2025 (the “Reinstated Senior Notes”) plus (ii) a fee amounting to $51,611 thousand, which the Company’s Parent applied as cash consideration for a subscription of new ordinary shares of the Company.
●	The Company issued $60,000 thousand in new 9% senior secured notes due in 2025 (“Super Senior Notes”).

In tandem with this restructuring, the Company issued new ordinary shares for total gross proceeds of $40,000 thousand.

At the completion of the comprehensive refinancing, we recognized a charge of $90,800 thousand. This related to all the advisory fees and expenses, including equity granted to the noteholders, incurred during the refinancing of the prior 9.375% Notes due 2022, which were deemed to be extinguished at closing and replaced with new 9.375% Reinstated Senior Notes due 2025.

For accounting purposes the refinancing of the Notes was considered a debt extinguishment. As a consequence:

(i)  The Company recognized a finance expense amounting to $31,700 thousand related to the advisory fees incurred in the exchange of the notes in 2021;

(ii) Similarly to the transaction fees, the shares issued to the bondholders and the work fee were recognized as a one-off expense, amounting $51.6 million at market value.; and

(iii) Outstanding upfront fees that had been capitalized at the issuance of the original notes totaling $1,000 thousand were recorded in the consolidated income statements. Additionally, the gross carrying amount of the amortized cost of the Reinstated Senior Notes was adjusted to reflect actual and revised estimated contractual cash flows.

The gross carrying amount of the Reinstated Senior Notes was recalculated as the present value of the estimated future contractual cash flows that are discounted at the effective interest rate of 9.096%. The adjustment recorded was $6,462 thousand and it was recognized as a finance expense in the consolidated income statements. After the exchange, the Notes were accounted under the amortized cost method.

In June 2022, the Company repurchased $19,048 thousand of the Reinstated Senior Notes and the corresponding accrued interest coupon amounting to $641 thousand as of the purchase date. The fair value of the Notes at the purchase date was $19,121 million and the purchase price was $1.01 per bond. As the Company has a legally enforceable right to offset the financial liability and the financial asset, and had the intention to settle these financial instruments on a net basis, the Company elected to offset these financial instruments and presents the net amount on the consolidated statements of financial position.

During 2023, the Company via its subsidiary issuers repurchased $27,390 thousand of Reinstated Senior notes with corresponding accrued interest of $256 thousand as of the respective purchase dates. The purchase prices ranged from 1.015 to 1.025 throughout the year. In June 2023, the Company settled the financial liability and the financial asset for the 9.375% Senior Notes owned by the Company for a total amount of $46,438 thousand.

In July 2023, the Company via its subsidiary issuers of the Reinstated Senior Secured Notes partially redeemed such Notes at 102.3475% of the principal amount plus accrued interest. The issuers elect to redeem an aggregate principal amount of $150.0 million of the Notes plus accrued and unpaid interest of $14.0 million.

In November 2023, the Company repurchased an additional $2,000 thousand of Reinstated Senior Notes with corresponding accrued interest of $31 thousand at a par value of 0.497 at a purchase price of 1.02.

The fair value as of December 31, 2023, of the Reinstated Senior Notes maturing on December 31, 2025, determined by reference to the closing market price on the last trading day of the year (Level 1), was $152,598 thousand.

Reinstated Senior Notes

Pursuant to the Exchange Offer, Ferroglobe PLC, the UK Issuer and Globe offered to eligible holders of the Old Notes the opportunity to exchange any and all of the Old Notes for new 9.375% senior secured notes due 2025 issued by the UK Issuer and Globe.

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

Compared to the Old Notes Indenture (prior to certain amendments on July 29, 2021) the Reinstated Notes Indenture have generally more stringent restrictive covenants. Some of these differences include, among others, the following:

●	the elimination of baskets or a reduction of basket sizes in the debt covenant, restricted payment covenant, permitted investments,
●	permitted liens and asset disposition;
●	the addition of a net leverage test in the debt covenant and reduced flexibility in financial calculations;
●	requirement to apply certain excess proceeds to repay debt in accordance with the applicable intercreditor agreement;
●	lower event of default thresholds; and
●	a 90% guarantor coverage test.

Super Senior Notes

In May 2021, Ferroglobe Finance Company, PLC (“UK issuer”) issued a tranche of Super Senior Notes, comprising an initial $40 million of a maximum possible $60 million 9.0% senior secured notes due in 2025. Additional Super Senior Notes were issued in July 2021 such that a total of $60 million in aggregate principal amount was outstanding on such date.

The Super Senior Notes were governed by an indenture (the “Super Senior Notes Indenture”) entered into by, among others, the UK Issuer, GLAS Trustees Limited, as trustee, Global Loan Agency Services Limited, as paying agent, GLAS Trust Corporation Limited, as security agent, and the guarantors named therein (the “Super Senior Notes Guarantors”). The Super Senior Notes were to mature on June 30, 2025 and were secured by certain share pledges, bank account pledges, intercompany receivables pledges, inventory pledges and security over certain mine concessions, real property, leases and other assets.

Amongst other conditions, the Super Senior Notes Indenture restricted, among other things, the ability the Company to:

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

In July 2022, the Super Senior Notes maturing on June 30, 2025 were redeemed at 100% of the principal amount thereof plus accrued interest. The remaining unamortized issuance cost amounting to $6.0 million were recognized as a finance expense in the consolidated income statements.

Stub Notes

The Stub Notes were senior unsecured obligations of the Issuers and were guaranteed on a senior basis by certain subsidiaries of Ferroglobe. The Company fully settled these notes in Q1 2022.

19.  Other financial liabilities

Other financial liabilities comprise the following at December 31:

	2023			2022
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Financial loans from government agencies:
Reindus loan	23,630	10,797	34,427	—	58,651	58,651
SEPI loan	36,147	1,899	38,046	33,657	1,018	34,675
Other financial liabilities	3,913	1,056	4,969	4,622	713	5,335
Derivative financial instruments (Note 20)	1,541	2,300	3,841	—	—	—
Total	65,231	16,052	81,283	38,279	60,382	98,661

Financial loans from government agencies

Reindus Loan

In 2016, a Company subsidiary entered into a loan agreement with the Spanish Ministry of Industry, Tourism and Commerce (the “Ministry”), as lender, under which the Ministry made available to the borrower a loan in aggregate principal amount of €44,999 thousand ($50,223 thousand) in connection with industrial development projects relating to a silicon purification project. The loan is contractually due to be repaid in seven installments over a 10-year period with the first three years as a grace period. Interest on outstanding amounts under the loan accrues at an annual rate of 3.75%. Default interests were calculated at an annual rate of 3.55% until December 31, 2022 and at 4.06% starting on January 1, 2023. In 2021, the Company received a decision from the Administration under which it was agreed to extend the grace period until 2023 and the term of loan, and with completion by 2030.

The agreement governing the loan contains the following limitations on the use of the proceeds of the outstanding loan:

●	The investment of the proceeds must occur between January 1, 2016 and February 24, 2019;
●	The allocation of the proceeds must adhere to certain approved budget categories;
●	If the final investment cost is lower than the budgeted amount, the borrower must reimburse the Ministry proportionally; and
●	The borrower must comply with certain statutory restrictions regarding related party transactions and the procurement of goods and services.

In January 25, 2022, the Ministry opened a procedure to accelerate the potential reimbursement of the loan. The company presented its defense on February 15, 2022. As a result, in January 2023, a new resolution was signed by the Ministry terminating the total reimbursement procedure initiated in January 2022. Once that procedure was definitively closed, the company decided to proceed with the foreseen partial early repayment of €16.3 million ($17.4 million) in February 2023, in addition to €3.6 million ($4.0 million) paid in December 2023 per the repayment schedule.

The Reindus loan fair value as of December 31, 2023 and 2022, based on discounted cash flows at a market interest rate (Level 2), amounts to $25,490 thousand and $48,066 thousand respectively.

SEPI Loan

In March, 2022, Ferroglobe Spain Metals, S.A.U. (also “FG Spain”, formerly Grupo FerroAtlántica, S.A.U.) and Ferroglobe Corporate Services (also “FG Corporate”, formerly Grupo FerroAtlántica de Servicios) (together the “Beneficiaries”) and the Sociedad Estatal de Participaciones Industriales (“SEPI”), a Spanish state-owned industrial holding company affiliated with the Ministry of Finance and Administration, entered into a loan agreement of €34.5 million ($38.3 million). This loan is part of the SEPI fund intended to provide assistance to non-financial companies operating in strategically important sectors within Spain as a result of the COVID-19 pandemic.

The €34.5 million ($38.3 million) was funded using a dual-tranche loan, with €17.25 million ($19.15 million) maturing in February 2025 and the second €17.25 million ($19.15 million) maturing in June 2025. €16.9 million ($18.8 million) of the loan carries a fixed interest rate of 2% per annum, and interest on the remaining €17.6 million ($19.5 million) is calculated as IBOR plus a spread of 2.5% in the first year, 3.5% in the second and third years and 5.0% in the fourth year, plus an additional 1.0% payable if the Company reports a positive result before income taxes. The loans are secured by corporate joint guarantees from Ferroglobe, Ferroglobe Holding Company and Ferroglobe Finance Company and certain share pledges, bank account pledges, intercompany receivables pledges, inventory pledges and security over certain real property, and other assets from Ferroglobe Spain Metals and certain of its subsidiaries. These loans are granted at rates that are considered to be below-market rates. The company has calculated the fair value of the loans liability, based on discounted cash flows at a market interest rate (Level 2), resulting in €30,693 thousand ($34,149 thousand) as of the grant date. The difference between the fair value and the proceeds received, amounting to €3,807 thousand ($4,236 thousand), was recorded as a government grant. As of December 31, 2023, the amortized cost of the SEPI loans was $38,046 thousand.

Until the loans have been fully repaid, the Beneficiaries are subject to several restrictions, including the following prohibited payments:

●	payment of dividends;
●	payment of management fee;
●	repayment of intra-group loans;
●	payment of intercompany net commercial balances as of June 30, 2021 (denominated “legacy”), with the exception of $20.0 million of those balances (intercompany commercial balances generated after Jun-21 are permitted); and
●	payment of interest on intercompany loans corresponding to the years 2021 and 2022, respectively;

If the Company fails to make the payments to which it is obliged, FASEE shall have the option (but never the obligation) to convert all or part of the Participating Loan into share capital of FG Spain.

The loan contains a change of control clause stating that it will be considered change of control and therefore will suppose an early repayment event of the loan: with respect to FG Spain, (i) if Ferroglobe Plc ceases to hold, directly or indirectly, an interest of at least 51% of the voting share capital or, (ii) if Grupo Villar Mir, S.A.U. ceases to hold a stake of at least 35% of the voting share capital of Ferroglobe Plc, or loses the rights to which it is entitled as holder of such stake or more by virtue of the shareholders’ agreement of Ferroglobe Plc or (iii) if FG Spain ceases to be the holder, directly or indirectly, of one hundred percent (100%) shareholding in FG Corporate.

Finally, the loan contains a cross-default clause meaning that (A) if any of FG Spain or FG Corporate: (i) defaults on any payment obligation arising from Indebtedness contracted with any other entity for amounts exceeding, during a fiscal year, €2.5 million ($2.7 million) or (ii) defaults on due and payable payment obligations of a commercial (non-financial) nature assumed with third parties for an individual or cumulative amount exceeding €2.5 million ($2.7 million) unless such defaults are below the average of the customary commercial defaults that the Beneficiaries or Guarantors have had between fiscal years 2016 to 2019 or (B) if any creditor that has granted Indebtedness to FG Spain or FG Corporate for an amount equal to or greater than €5.0 million ($5.5 million), is entitled to declare it liquid, due and payable before its ordinary maturity date.

20. Derivative financial instruments

In August 2023, the Company entered into four virtual Purchase Price Agreements (“aggregated PPA”) with Adelanta to hedge its energy pricing. These agreements will become effective in the first half of 2024. The aggregated PPA includes two tranches, the first one from March 2024 to June 2025, when energy will be supplied to the Sabón plant at a fixed price of 75 EUR/MWh on a pay as produced basis, and the second tranche where energy will be supplied at a fixed price of 52 EUR/MWh on a pay as produced basis until June 2033. The fair value of the aggregated PPA as of December 31, 2023 is positive at $7,413 thousand, which is offset by approximately $(3,109 thousand) related to the initial fair value of the instrument which has been deferred and is being recognized over the life of the instrument.

In October 2023, the Company entered into an additional virtual Purchase Price Agreement with Energya VM Gestión de Energía, SLU (“Energya VM”), effective from November 2023 through June 2027. Energy will be supplied at a fixed price of 77 EUR/MWh on a pay as produced basis. The fair value of this PPA as of December 31, 2023 is negative at $699 thousand, and we have also recorded approximately $(1,815 thousand) related to the initial fair value of the instrument that has been deferred and will be recognized over the life of the instrument.

The fair value of this net settled power purchase agreements as of December 31, 2023 was estimated based on the discounted cash flow methodology. The fair value measurement is based on significant inputs that are directly or indirectly observable in the market, which IFRS 13 refers to as Level 2 inputs. Key assumptions include discount rates, energy volumes and the market electricity price. See Note 30 for further information.

The net value of the power purchase agreements as of December 31, 2023 is presented in the consolidated statements of financial position as follows:

	Other financial assets (Note 9)			Other financial liabilities (Note 19)
	Non-			Non-
	Current	Current	Total	Current	Current	Total
Derivative financial instruments:
PPA Adelanta	5,722	—	5,722	—	(1,418)	(1,418)
PPA EnergyaVM		—	—	(1,541)	(882)	(2,423)
Total	5,722	—	5,722	(1,541)	(2,300)	(3,841)

The Company deems its PPAs to qualify for hedge accounting whereby we record the changes in the fair value of the instruments in “Arising from cash flow hedges” in the consolidated statements of comprehensive income (loss).

The following tables summarize the unrealized and realized gains (losses) related to the derivative instruments:

	Unrealized gain (loss) recognized in Other comprehensive loss	Realized gain (loss) reclassed from Other comprehensive loss to profit and loss
Derivative financial instruments:
PPA Adelanta	4,582	—
PPA EnergyaVM	(2,337)	83
Total	2,245	83

The purchase commitments for each PPA, in MWh, as of December 31, 2023 is as follows:

	2023
	Less than 1 year	Between 1-2 years	Between 2-5 years	After 5 years	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
PPA Adelanta	54,857	92,913	361,000	557,056	1,065,826
PPA Energya VM	30,750	30,000	45,000		105,750

21.   Trade and other payables

Trade and other payables comprise the following at December 31:

	2023	2022
	US$'000	US$'000
Payable to suppliers	182,949	219,020
Advances from customers	426	646
Total	183,375	219,666

22.   Other obligations

Other obligations comprise the following at December 31:

	2023			2022
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Payable to non-current asset suppliers	336	9,791	10,127	183	4,149	4,332
Guarantees and deposits	14	330	344	12	235	247
Contingent consideration	1,353	379	1,732	3,893	1,945	5,838
Tolling agreement liability	34,180	3,683	37,863	33,414	3,251	36,665
Total	35,883	14,183	50,066	37,502	9,580	47,082

Contingent consideration

On February 1, 2018, the Company acquired 100% of the outstanding ordinary shares of Kintuck (France) SAS and Kintuck AS from a wholly-owned subsidiary of Glencore International AG (“Glencore”) and obtained control of both entities. The new subsidiaries were renamed as Ferroglobe Mangan Norge AS and Ferroglobe Manganèse France SAS. The Company completed the acquisition through its wholly-owned subsidiary Ferroglobe Spain Metals (formerly Ferroatlántica). Consideration included both cash and contingent consideration.

The contingent consideration arrangement requires the Company to pay the former owners of Kintuck (France) SAS and Kintuck AS a sliding scale commission based on the silicomanganese and ferromanganese sales spreads of Ferroglobe Mangan Norge (FMN) and Ferroglobe Manganèse France (FMF), up to a maximum amount of $60,000 thousand (undiscounted). The contingent consideration applies to sales made up to eight and a half years from the date of acquisition and if it applies, the payment is on annual basis. During 2023, the total payments made amounted to $4,823 thousand ($18,931 thousand in 2022).

The potential undiscounted amount of the total payments that the Company could be required to make under the contingent consideration arrangement is up to $60,000 thousand. The accumulated payments as of December 31, 2023 amount to $27,278 thousand.

The fair value of the contingent consideration arrangement as of December 31, 2023 of $1,732 thousand (2022: $5,838 thousand) was estimated by applying the income approach based on a Monte Carlo simulation considering various scenarios of fluctuation of future manganese alloy spreads as well at the cyclicality of manganese alloy pricing. The fair value measurement is based on significant inputs that are not observable in the market, which IFRS 13 refers to as Level 3 inputs.

Key assumptions include discount rates, volumes and manganese spread. The liability has decreased primarily driven by a reduction in the manganese spread driven by higher manganese ore costs and lower selling prices combined with higher operational costs and impact of foreign exchange rates and inflation forecasts. Changes in the value of contingent consideration are presented in the consolidated income statements within “other operating expense”.

Tolling agreement liability

In August 2019, Ferroglobe Spain Metals (formerly Grupo FerroAtlántica, S.A.U). sold its 100% interest in the remainder of FerroAtlántica, S.A.U. to Kehlen Industries Management, S.L.U., an affiliate of U.S.-based TPG Sixth Street Partners. The FerroAtlántica, S.A.U. assets transferred by means of this transaction included ten hydroelectric power plants and the Cee-Dumbría ferroalloys manufacturing plant, all located in the province of A Coruña, Spain. Under the terms of the transaction, the Group became exclusive off taker of finished products produced at the smelting plant at Cee and supplier of key raw materials to that facility pursuant to a tolling agreement expiring in 2060.

In November 2020, the Tribunal Superior de Justicia de Galicia dismissed the request of separation of the Cee-Dumbria’s hydroelectric plants and the ferroalloys plants. Ferroglobe Spain Metals appealed to the Supreme Court, but in 2021 the appeal was dismissed. As of December 31, 2023, the liability recognized in relation to the tolling agreement amounts to $37,863 thousand ($36,665 thousand as of December 2022).

As of January 1, 2023, the Company reclassified its tolling agreement liability to a lease liability in accordance with IFRS 16.

A rollforward of this lease obligation for the year ended December 31, 2023 is as follows:

2023
US$'000
Balance at January 1,	36,665
Additions	—
Disposals and other	—
Interest	3,484
Lease payments	(3,604)
Exchange differences	1,318
Balance at December 31,	37,863

The lease liability was discounted at the incremental borrowing rate of 9.375%.

For the year ended December 31, 2023, Ferroglobe has recorded an expense for variable lease payments of $55,574 thousand, related to the purchase of key raw materials, energy costs, personnel expenses and other overhead costs assumed by the Company as per the tolling agreement. Future variable lease payments are currently unknown as they depend on the actual production at the Cee-Dumbria plant in a given year as well as a variety of other factors including energy prices and raw material prices in future years. Assuming production levels and other factors stay constant in future years, our annual future variable lease payments are expected to remain approximately consistent.

Please refer to Note 29 for the detail, by maturity, of the non-current payment obligations under this lease as of December 31, 2023.

23.   Other liabilities

Other liabilities comprise the following at December 31:

	2023			2022
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Remuneration payable	—	63,091	63,091	—	55,791	55,791
Tax payables	—	27,960	27,960	—	37,628	37,628
Other liabilities	199	10,152	10,351	12	11,113	11,125
Total	199	101,203	101,402	12	104,532	104,544

Tax payables

Tax payables comprise the following at December 31:

	As of year ended December 31
	2023	2022
	US$'000	US$'000
VAT	17,384	20,905
Accrued social security taxes payable	6,444	6,195
Personal income tax withholding payable	927	896
Other	3,205	9,632
Total	27,960	37,628

24.  Tax matters

The components of current and deferred income tax expense (benefit) are as follows:

	2023	2022	2021
	US$'000	US$'000	US$'000
Consolidated income statement
Current income tax
Current income tax charge	62,110	144,246	5,284
Adjustments in current income tax in respect of prior years	(1,533)	(5,681)	—
Total	60,577	138,565	5,284

Deferred tax
Origination and reversal of temporary differences	(3,216)	15,032	(9,954)
Impact of tax rate changes	(555)	460	—
Write-down of deferred tax assets	—	(1,448)	—
Adjustments in deferred tax in respect of prior years	734	(4,626)	108
Total	(3,037)	9,418	(9,846)
Income tax expense (benefit)	57,540	147,983	(4,562)

As the Company has significant business operations in Spain, France, South Africa and the United States, a weighted blended statutory tax rate is considered to be appropriate in estimating the Company’s effective tax rate. The following is a reconciliation of tax expense based on a weighted blended statutory income tax rate to our effective income tax expense for the years ended December 31, 2023, 2022, and 2021:

	2023	2022	2021
	US$'000	US$'000	US$'000
Accounting profit/(loss) before income tax	160,667	602,660	(119,936)
At weighted statutory tax rate of 31% (2022: 26% and 2021: 19%)	50,557	157,620	(22,650)
Non-deductible income/ (expenses)	1,429	(5,920)	(11,399)
Differing territorial tax rates	(555)	591	2,603
Adjustments in respect of prior periods	(799)	1,368	—
Other items	7,558	7,539	27,884
Elimination of effect of interest in partnerships	(1,451)	(913)	(782)
Other permanent differences	95	159	(673)
Incentives and deductions	827	(11,740)	88
U.S State taxes	(121)	(721)	367
Income tax expense (benefit)	57,540	147,983	(4,562)

Other items mainly comprise unrecognized temporary differences.

Deferred tax assets and liabilities

For the year ended December 31, 2023:

	Opening	Recognized in		Write-down of	Exchange	Closing
	Balance	P&L	OCI	Deferred Tax Assets/Liabilities	Differences	Balance
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Intangible assets	(13,978)	884	—		(488)	(13,582)
Provisions	38,011	(442)	1,500	(5,836)	869	34,102
Property, plant & equipment	(54,730)	3,195	—	5,836	294	(45,405)
Inventories	1,186	232	—	—	(2)	1,416
Hedging Instruments	—	—	(767)	—	200	(567)
Tax losses	3,259	(1,528)	—	—	—	1,731
Incentives & credits	32	(32)	—	—	—	—
Other	(2,498)	728	—	—	253	(1,517)
Total	(28,718)	3,037	733	—	1,126	(23,822)

For the year ended December 31, 2022:

	Opening	Recognized in		Write-down of	Exchange	Closing
	Balance	P&L	OCI	Deferred Tax Assets/Liabilities	Differences	Balance
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Intangible assets	(451)	(14,014)	—	496	(9)	(13,978)
Provisions	21,672	9,090	(1,416)	9,347	(682)	38,011
Property, plant & equipment	(52,231)	3,920	—	(8,089)	1,670	(54,730)
Inventories	—	480	—	708	(2)	1,186
Tax losses	6,353	(5,894)	—	2,595	205	3,259
Incentives & credits	9,333	(254)	—	(8,542)	(505)	32
Partnership interest	(8,514)	—	—	8,514	—	—
Other	5,703	(2,746)	(666)	(4,425)	(364)	(2,498)
Total	(18,135)	(9,418)	(2,082)	604	313	(28,718)

Presented in the statement of financial position as follows:

	2023	2022
	US$'000	US$'000
Deferred tax assets	37,250	44,644
Deferred tax liabilities	(61,072)	(73,362)
Offset between deferred tax assets and deferred tax liabilities	28,490	37,508
Total deferred tax assets due to temporary differences recognized in the statement of financial position	8,760	7,136
Total deferred tax liabilities due to temporary differences recognized in the statement of financial position	(32,582)	(35,854)

Unrecognized deductible temporary differences, unused tax losses and unused tax credits

	2023					2022
	Spain	USA	UK	Other	Total	Spain	USA	UK	Other	Total
Unused tax losses	201,476	235,296	143,750	56,055	636,577	183,225	252,848	102,800	48,622	587,495
Unused tax credits	—	—	—	—	—	—	6,761	—	—	6,761
Unrecognized deductible temporary differences	62,737	—	44,837	9,166	116,741	75,093	21,433	44,837	66,648	208,011
Total	264,213	235,296	188,587	65,221	753,318	258,318	281,042	147,637	115,270	802,267

In general terms, neither the unused tax losses nor the tax credits have an expiration date in the jurisdictions from which they derive.

Unused tax losses have increased in 2023 compared to 2022 due to the losses in some jurisdictions, mainly in the UK and Spain. Management has decided to record the respective deferred tax assets corresponding to the jurisdictions where taxable profit is expected to be generated in the short and medium-term. There is uncertainty and estimation involved in future taxable profits in long-term, however no material changes expected in the next financial year for the unrecognized unused tax losses.

Management of tax risks

The Company is committed to conducting its tax affairs consistent with the following objectives:

(i)	to comply with relevant laws, rules, regulations, and reporting and disclosure requirements in whichever jurisdiction it operates;
(ii)	to maintain mutual trust, transparency, and respect in its dealings with all tax authorities; and
(iii)	to adhere with best practice and comply with the Company’s internal corporate governance procedures, including but not limited to its Code of Conduct

The Group’s tax department maintains a tax risk register on a jurisdictional basis.

In the jurisdictions in which the Company operates, tax returns cannot be deemed final until they have been audited by the tax authorities or until the statute-of-limitations has expired. The number of open tax years subject to examination varies depending on the tax jurisdiction. In general, the Company has the last four years open to review. The criteria that the tax authorities might adopt in relation to the years open for review could give rise to tax liabilities which cannot be quantified. As of December 31, 2023 there are inspection procedures ongoing in Spain and France but we do not expect a material impact resulting from both procedures.

On December 22, 2022, the EU approved the Minimum Tax Directive (Pillar Two). The Directive requires Member States to transpose the rules into domestic law by December 31, 2023. The main rule of the Directive (so called Income Inclusion Rule or IIR) became effective on December 31, 2023 with the backstop rule (so called Undertaxed Profits Rule or UTPR) becoming effective on or after December 31, 2024. The Directive provides the option for Member States to implement a qualified domestic top-up tax (QDMTT) that operates to increase the domestic tax liability of in-scope MNE groups within a jurisdiction to the minimum effective tax rate of 15% of profits. Spain and France have enacted legislation implementing this Directive. On 20 June 2023, Finance (No.2) Act 2023 was substantively enacted in the UK, introducing a global minimum effective tax rate of 15% in application of the GloBE rules from the OECD. The legislation implements a domestic top-up tax and a multinational top-up tax, effective for accounting periods starting on or after December 31, 2023. There are transitional safe harbors which can apply in certain circumstances which can remove the requirement to do the full detailed calculations for the first 3 years after the effective date.

Based on the UK transitional safe harbor analysis we have performed using our 2022 financial statements and the Country-by-Country Reporting data, according to UK legislation, the Group anticipates that it is not probable that Pillar Two will have a material impact on the group going forward. We are aware that there are several jurisdictions that have substantively enacted a qualifying domestic minimum top up tax that may also include safe harbor rules that may apply differently to the UK legislation. These have not been assessed but will be assessed and monitored by the company on a go-forward basis.

25.  Related party transactions and balances

Balances with related parties at December 31 are as follows:

	2023
	Receivables		Payables
	Non-Current	Current	Non-Current	Current
	US$'000	US$'000	US$'000	US$'000
Inmobiliaria Espacio, S.A.	—	2,772	—	—
Enérgya VM Gestión de la Energía, S.L.	1,658	—	—	2,429
Total	1,658	2,772	—	2,429

	2022
	Receivables		Payables
	Non-Current	Current	Non-Current	Current
	US$'000	US$'000	US$'000	US$'000
Inmobiliaria Espacio, S.A.	—	2,675	—	—
Villar Mir Energía, S.L.U.	1,600	—	—	(10)
Enérgya VM Gestión de la Energía, S.L.	—	—	—	1,800
Total	1,600	2,675	—	1,790

The loan granted to Inmobiliaria Espacio, S.A. accrues a market interest (EURIBOR three-month rate plus 2.75%) and has a maturity in the short-term that is renewed tacitly upon maturity. Unless the parties agree to the repayment, the loan is extended automatically for one year.

The balances with the other related parties arose as a result of the commercial transactions performed with them (see explanation of main transactions below).

Transactions with related parties for the years ended December 31 2023, 2022 and 2021 are as follows:

	2023
	Raw materials	Other
	and energy	Operating
	consumption for production	Expenses
	US$'000	US$'000
Villar Mir Energía, S.L.U.	(18)	1
Enérgya VM Gestión de la Energía, S.L.	35,980	1,137
Other related parties	—	55
Total	35,962	1,193

	2022
	Raw materials	Other
	and energy	Operating
	consumption for production	Expenses
	US$'000	US$'000
Villar Mir Energía, S.L.U.	128,211	1,612
Espacio Information Technology, S.A.U.	—	1,008
Enérgya VM Gestión de la Energía, S.L.	4,506	646
Other related parties	—	101
Total	132,717	3,367

	2021
	Raw materials	Other
	and energy	Operating
	consumption for production	Expenses
	US$'000	US$'000
Villar Mir Energía, S.L.U.	132,566	1,365
Espacio Information Technology, S.A.U.	—	3,266
Enérgya VM Gestión de la Energía, S.L.	—	120
Aurinka	—	111
Other related parties	—	68
Total	132,566	4,930

“Raw Materials and energy consumption for production” of the related parties from Energya VM Gestión de Energía, SLU (“Energya VM”) relates to the purchase of energy from the latter by the Company’s Europe – Manganese Alloys and Europe – Silicon Metals & Silicon Alloys segment. The agreement was assigned from Villar Mir Energía SLU to Energya VM on October 15, 2022. The Company pays Energya VM a service charge in addition to paying for the cost of energy purchase from the market. The contracts allow for the purchase of energy from the grid at market conditions without incurring costs normally associated with operating in the complex wholesale power market, as well as to apply for fixed price arrangements in advance from Energya VM, based on the energy markets for the power, period and profile applied for. The contracts have a term of one year, which can be extended by the mutual consent of the parties to the contract. In January 2021, the contracts were renewed for two years with the possibility to extend it for additional one-year periods unless terminated with thirty days’ notice.

In December 2022, Ferroglobe Spain Metals and Energya VM entered into a Power Purchase Agreement (PPA). Under this PPA, VM Energía would supply to Sabón plant 65 GW on a pay as produced basis during 10 years from the commencement of operation of the Plants. This PPA would cover 10% of the total power consumption of the Sabón plant. The agreement was cancelled in February 2023.

In October 2023, the Company entered into an additional Purchase Price Agreement with Energya VM, effective on November 1, 2023 until June 30, 2027. Energy will be supplied at a fixed price of 77 EUR/MWh on a pay as produced basis (See Note 20).

“Other operating expenses” corresponds to the payment to Energya VM that provides the energy needs of the mining facilities operated by Ferroglobe RAMSA Mining and Ferroglobe Cuarzos Industriales mining in the wholesale power market.

Additionally, in 2022, they also corresponded to the payment to Espacio Information Technology, S.A. (“Espacio I.T.”), who provided information technology and data processing services to Ferroglobe PLC and certain of its direct and indirect subsidiaries pursuant to several contracts. In April 2022, Grupo VM sold its interest in Espacio I.T. so those transactions do not involve a Grupo VM subsidiary and therefore from that date forward should no longer be considered as related party transactions.

26.   Guarantee commitments to third parties and contingent liabilities

Guarantee commitments to third parties

As of December 31, 2023 and 2022, the Company has provided commitments to third parties amounting to $7,249 thousand and $7,905 thousand, respectively. The Company has estimated a remote likelihood for potential loss allowance and has not recorded an associated provision.

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

Stamp Tax litigation procedure

In February 2021, the Central Economic-Administrative Court ruled against the interest of Ferroglobe in a stamp duty litigation procedure initiated in 2015, where the taxpayer is Abanca. Ferroglobe agreed with Abanca that it continues the litigation at the judiciary level by filing an appeal before the Audiencia Nacional. In January 2023, Audiencia Nacional affirmed the stamp duty reassessment against Abanca but voided the proposed penalty  of approximately €600 thousand ($663 thousand). Request for appeal for review of the stamp duty reassessment has been filed before the Spanish Supreme Court. As a result of the continuation of this litigation process, with the appropriate granting of bank guarantee by the taxpayer (Abanca), the tax reassessment of approximately €1.4 million ($1.6 million) plus delayed interest is not due at this stage of the process.

Asbestos-related claims

Certain employees of Ferroglobe France, SAS (formerly known as Pechiney Electrometallurgie, S.A. and then known as FerroPem, SAS) may have been exposed to asbestos at its plants in France (Le Giffre which closed in 1993 and Marginac which closed in 2003) in the decades prior to Ferroglobe Group’s purchase of that business in December 2004. During the period in question, PEM was wholly-owned by Pechiney Bâtiments, S.A., which had certain indemnification obligations to Ferroglobe pursuant to the 2004 Share Sale and Purchase Agreement under which Ferroglobe acquired PEM. As of December 31, 2022, approximately 100 such employees have “declared” asbestos-related injury to the French social security agencies. Approximately three quarters of these cases now have been closed. Of the remaining cases, approximately half include assertions of “inexcusable negligence” (“faute inexcusable”) which, if upheld, may lead to material liability in the aggregate on the part of Ferroglobe France. Other employees may declare further asbestos-related injuries in the future, and may likewise assert inexcusable negligence. Litigation against, and material liability on the part of, Ferroglobe France will not necessarily arise in each case, and to date a majority of such declared injuries have been minor and have not led to significant liability on Ferroglobe France’s part. Whether liability for “inexcusable negligence” will be found is determined case-by-case, often over a period of years, depending on the evolution of the claimant’s asbestos-related condition, the possibility that the claimant was exposed while working for other employers and, where asserted, the claimant’s ability to prove inexcusable negligence on PEM’s part. Because of these and other uncertainties, no reliable estimate can be made of Ferroglobe France’s eventual liability in these matters, with exception of three grave cases that were litigated through the appeal process and in which claimants’ assertions of inexcusable negligence were upheld against Ferroglobe France. As of December 31, 2023 and 2022, the Company has recorded $611 thousand and $955 thousand, respectively, in Provisions in the consolidated statements of financial position.

Environmental matters

In August 2023, Ferroglobe Metallurgical USA, Inc. (formerly known as Globe Metallurgical Inc.) entered into Consent Decree with the U.S. Department of Justice and the U.S. Environmental Protection Agency (the “EPA”) to resolve two

Notices of Violation/Findings of Violation (“NOV/FOV”) that the EPA issued to the Beverly, Ohio, facility. The first NOV/FOV was issued on July 1, 2015 and alleged certain violations of the Prevention of Significant Deterioration (“PSD”) and New Source Performance Standards provisions of the Clean Air Act associated with a 2013 project performed at the Beverly facility. The second NOV/FOV was issued on December 6, 2016 and alleged opacity exceedances at certain units, the failure to prevent the release of particulate emissions through the use of furnace hoods at a certain unit, and the failure to install Reasonably Available Control Measures (as defined) at certain emission units at the Beverly facility. Pursuant to the terms of the Consent Decree, the Company is required to install additional pollution control equipment, implement other measures to reduce emissions from the facility, including limits on sulfur content in raw materials, as well as pay a civil penalty of $2,639 thousand.  The Court entered the Consent Decree on October 12, 2023, and the Company paid the civil penalty on November 6, 2023.

Other legal procedures

In the first quarter of 2023, Ferroglobe Metallurgical USA, Inc. (formerly known as Globe Metallurgical Inc.) reached full and final settlements of civil lawsuits arising out of 2018 incident at the Selma, Alabama, facility in which two employees were injured, one of whom later died.  The Company’s insurer settled those claims for $18,000 thousand and paid the amounts directly.

27.   Income and expenses

27.1 Sales

Sales by geographical area of our customer locations for the years ended December 31 are as follows:

	2023	2022	2021
	US$'000	US$'000	US$'000
Spain	169,390	282,387	251,528
Germany	276,333	442,331	292,774
Other European Countries	199,789	423,002	383,578
USA	670,854	966,161	515,095
Rest of World	333,668	484,035	335,933
Total	1,650,034	2,597,916	1,778,908

27.2 Raw materials and energy consumption for production

Raw materials and energy consumption for production are comprised of the following for the years ended December 31:

	2023	2022	2021
	US$'000	US$'000	US$'000
Purchases of raw materials, supplies and goods	732,661	793,014	581,991
Changes in inventories	83,033	(163,430)	(74,361)
Energy	(28,651)	324,218	351,083
Others	78,556	301,419	325,088
Write-down of raw materials	2,192	12,342	—
Write-down of finished goods	11,495	17,523	1,095
Total	879,286	1,285,086	1,184,896

For the year ended December 31, 2023, the energy cost has been reduced by the ARENH benefit and separate contract received from our French energy provider amounting to $186,211 thousand  (See Note 12).

27.3 Other operating income

Other operating income is comprised of the following for the years ended December 31:

	2023	2022	2021
	US$'000	US$'000	US$'000
Energy	—	53,802	—
Carbon dioxide emissions allowances	80,316	88,952	103,044
Others	20,676	4,602	7,041
Total	100,992	147,356	110,085

Carbon dioxide emission allowances arise from the difference between the fair value of the allowances granted and the nominal amount paid. The deferred income is recognized as “other operating income” on a systematic basis on the proportion of the carbon dioxide emitted over total carbon dioxide expected to be emitted for the compliance period on the consolidated income statements (see Note 14). During 2023, the Company has recorded an income related to this totaling $80,316 thousand ($88,952 thousand in 2022 and $103,044 thousand in 2021).

As the Company emits carbon dioxide, it recognizes a provision for its obligation to deliver the carbon dioxide emissions allowances at the end of the compliance period. The provision is remeasured and recorded as an expense at the end of each reporting period at historical cost for the emission rights (allowances). Provision for its obligation to deliver the carbon dioxide emissions is presented in the consolidated income statements.

During the year ended December 31, 2023, the Company recognized an income of $10,164 thousand classified within others, related to a contingent consideration resulting from the agreement entered with Kehlen Industries Management, S.L., for the sale of the hydro-electric assets in 2019.

Energy income in 2022 mainly related to the benefit received from our French energy provider to stop production in Q4 2022.

27.4 Staff costs

Staff costs are comprised of the following for the years ended December 31:

	2023	2022	2021
	US$'000	US$'000	US$'000
Wages, salaries and similar expenses	220,293	232,880	214,374
Pension plan contributions	7,978	7,977	7,571
Employee benefit costs	77,588	73,953	58,972
Total	305,859	314,810	280,917

Share-based compensation

Equity Incentive Plan

On May 29, 2016, the board of Ferroglobe PLC adopted the Ferroglobe PLC Equity Incentive Plan (the “Plan”) and on June 29, 2016 the Plan was approved by the shareholders of the Company. The Plan is a discretionary benefit offered by Ferroglobe PLC for the benefit of selected senior employees of Ferroglobe PLC and its subsidiaries. The Plan’s main purpose is to reward and foster performance through share ownership. Awards under the plan may be structured either as conditional share awards or options with a $nil exercise price (nil cost options) for awards granted prior to 2021, and with a strike of 0.01 for awards granted since 2021. The awards are subject to a service condition of three years from the date of grant in the case of the options granted in 2017, 2018, 2019, 2022 and 2023, and four years from the date of grant in the case of the options granted in 2020, in each case to the extent that performance conditions are satisfied, and subject to continued service with the Company, remain exercisable until the tenth anniversary of their grant date. In the case of the options granted in 2021 the options vest on January 1, 2024.

Details of the Plan awards during the current and prior years are as follows:

Number of awards
Outstanding as of December 31, 2020	3,411,974
Granted during the period	1,307,934
Exercised during the period	(309,462)
Expired/forfeited during the period	(51,010)
Outstanding as of December 31, 2021	4,359,436
Granted during the period	848,710
Exercised during the period	(208,076)
Expired/forfeited during the period	(1,198,364)
Outstanding as of December 31, 2022	3,801,706
Granted during the period	1,044,449
Exercised during the period	(7,986)
Expired/forfeited during the period	(277,576)
Outstanding as of December 31, 2023	4,560,593

Exercisable as of December 31, 2023	336,399

The awards outstanding under the Plan at December 31, 2023 and December 31, 2022 were as follows:

				Fair Value at
Grant Date	Performance Period	Expiration Date	Exercise Price	Grant Date	2023	2022
May 30, 2023	December 31, 2025	May 30, 2033	0.01	$6.64	1,044,449	—
September 22, 2022	December 31, 2024	September 22, 2032	0.01	$8.53	571,134	848,710
September 9, 2021	December 31, 2021	September 9, 2031	0.01	$8.83	1,255,824	1,255,824
December 16, 2020	December 31, 2020	December 16, 2030	nil	$1.23	1,352,788	1,352,788
March 13, 2019	December 31, 2021	March 13, 2029	nil	$2.69	129,824	136,682
June 14, 2018	N/A	June 14, 2028	nil	$9.34	44,650	44,650
March 21, 2018	December 31, 2020	March 21, 2028	nil	$22.56	51,690	52,819
June 20, 2017	December 31, 2019	June 20, 2027	nil	$15.90	—	—
June 1, 2017	N/A	June 1, 2027	nil	$10.96	—	—
June 1, 2017	December 31, 2019	June 1, 2027	nil	$16.77	77,712	77,712
November 24, 2016	December 31, 2018	November 24, 2026	nil	$16.66	32,522	32,521
					4,560,593	3,801,706

The awards outstanding as of December 31, 2023 have a weighted average remaining contractual life of 8.52 years (8.33 years in 2022 and 8.37 years in 2021).

The weighted average share price at the date of exercise for stock options exercised in the year ended December 31, 2023 was $4.92 ($6.46 in 2022 and $5.28 in 2021).

As of December 31, 2023, 4,515,944 of the outstanding awards were subject to performance conditions (3,757,056 awards in 2022 and 4,287,828 awards in 2021). For those awards subject to performance conditions, upon completion of the three-year service period, the recipient will receive a number of shares or nil cost options of between 0% and 200% of the above award numbers, depending on the financial performance of the Company during the performance period. The performance conditions for the shares granted in 2023 can be summarized as follows:

Vesting Conditions
40% based cumulative earnings before interest and tax (EBIT)
40% based on cumulative operational cash flow
20% based on total shareholder return (TSR) relative to a comparator group

There were no performance obligations linked to 44,650 of the outstanding awards at December 31, 2023 (44,650 awards in 2022 and 71,608 awards in 2021). These awards were issued as deferred bonus awards and vested subject to remaining in employment for three years.

Fair Value

The weighted average fair value of the awards granted during the year ended December 31, 2023 was $6.64 ($8.53 and 8.83 in 2021). The Company estimates the fair value of the awards using Stochastic and Black-Scholes option pricing models (Level 3). Where relevant, the expected life used in the model has been adjusted for the remaining time from the date of valuation until options are expected to be received, exercise restrictions (including the probability of meeting market conditions attached to the option), and performance considerations. Expected volatility is calculated over the period commensurate with the remainder of the performance period immediately prior to the date of grant.

The following assumptions were used to estimate the fair value of the awards:

	Grant date
	May 30, 2023	September 22, 2022	September 9, 2021
Grant date share price	$4.50	$5.76	$8.57
Exercise price	0.01	0.01	0.01
Expected volatility	87.7%	94.28%	104,75%
Option life	3.00 years	3.00 years	2.31 years
Dividend yield	—	—	—
Risk-free interest rate	4.13%	4.12%	0.28%
Remaining performance period at grant date (years)	3.00	3.00	2,31
Company TSR at grant date	0,64%	(27.2)%	N/A %
Median comparator group TSR at grant date	10.5	10.5	N/A

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

For the year ended December 31, 2023, share-based compensation expense related to all non-vested awards amounted to $7,402 thousand, which is recorded in staff costs ($5,836 thousand in 2022 and $3,627 thousand in 2021).

27.5 Other operating expenses

Other operating expenses are comprised of the following for the years ended December 31:

	2023	2022	2021
	US$'000	US$'000	US$'000
Carbon dioxide credit	81,870	100,220	129,267
Services of independent professionals	40,687	74,552	40,891
Freight cost	51,415	78,245	56,941
Insurance premiums	15,506	14,963	11,019
Tax	11,280	15,919	12,892
Other operating expenses	69,332	62,353	45,799
Total	270,090	346,252	296,809

27.6 Depreciation and amortization charges

Depreciation and amortization charges are comprised of the following for the years ended December 31:

	2023	2022	2021
	US$'000	US$'000	US$'000
Amortization of intangible assets (Note 7)	663	725	7,241
Depreciation of property, plant and equipment (Note 8)	72,869	80,834	90,087
Total	73,532	81,559	97,328

27.7 Finance income and finance costs

Finance income is comprised of the following for the years ended December 31:

	2023	2022	2021
	US$'000	US$'000	US$'000
Other finance income	5,422	2,274	253
Total	5,422	2,274	253

Other finance income as of December 31, 2023 is mainly due to the Reinstated Notes repurchases by $1,413 thousand and $1,675 thousand from money market funds.

Finance costs are comprised of the following for the years ended December 31:

	2023	2022	2021
	US$'000	US$'000	US$'000
Interest on debt instruments (Note 18)	24,414	40,913	42,579
Interest on loans and bank borrowings (Note 16 and Note 19)	3,794	9,482	12,584
Interest on leases (Note 17)	1,715	1,587	1,100
Interest on note and bill discounting	127	125	88
Other finance costs	8,743	8,908	92,838
Total	38,793	61,015	149,189

Interest on debt instruments has decreased as of December 31, 2023 due to the partial redemption of the Reinstated Notes by $150.0 million in July 2023 (see Note 18).

At the completion of the comprehensive refinancing, the Company recorded a finance cost of $90,800 thousand for the year ended December 31, 2021 (See Note 18).

27.8 Impairment loss (gain)

Impairment loss (gain) is comprised of the following for the years ended December 31:

	2023	2022	2021
	US$'000	US$'000	US$'000
Impairment of intangible assets (Note 7)	—	—	(1,153)
Impairment of property, plant and equipment (Note 8)	(25,768)	(56,999)	1,663
Impairment of non-current financial assets	478	—	(373)
Impairment loss (gain)	(25,290)	(56,999)	137

28.   Remuneration of key management personnel

The remuneration of the key management personnel (14, 14 and 12 employees for the years ended December 31, 2023, 2022 and 2021 respectively), which comprises the Company’s management committee, during the years ended December 31 is as follows:

	2023	2022	2021
	US$'000	US$'000	US$'000
Fixed remuneration	5,894	5,404	5,244
Variable remuneration	4,492	5,199	1,209
Contributions to pension plans and insurance policies	299	315	373
Share-based compensation	7,402	5,937	3,627
Termination benefits	262	316	119
Other remuneration	18	16	17
Total	18,367	17,187	10,589

During 2023, 2022 and 2021, no loans and advances have been granted to key management personnel.

29.   Financial risk management

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

Foreign currency risk

Ferroglobe generates sales revenue and incurs operating costs in various currencies. The prices of finished goods are to a large extent determined in international markets, primarily in USD and Euros. Foreign currency risk is partly mitigated by the generation of sales revenue, the purchase of raw materials and other operating costs being denominated in the same currencies. Although it has done so on occasions in the past, and may decide to do so in the future, the Company does not generally enter into foreign currency derivatives in relation to its operating cash flows. As of December 31, 2023 and December 31, 2022, the Company was not party to any foreign currency forward contracts.

In July 2021, the Company completed a restructuring of its $350,000 thousand of senior unsecured Notes due 2022. This included the issue of additionally $60,000 thousand (which were fully repaid in June 2022) of super senior secured Notes due 2025 (see Note 18) and the repayment of certain existing indebtedness denominated in a number of currencies across its subsidiaries. The Company is exposed to foreign exchange risk as the interest and principal of the Notes is payable in USD, whereas its operations principally generate a combination of USD and Euro cash flows. As of December 31, 2023 the debt balance related to the Reinstated Notes was $154,780 thousand, which has been fully repaid in February 2024.

During the year ended December 31, 2023 and 2022 the Company did not enter into any cross currency swaps.

Foreign currency sensitivity analysis

The Company’s exposure to foreign currency risk arises from the translation of the foreign currency exchange gains and losses on cash and cash equivalents, accounts receivable, accounts payable and inventories that are denominated in foreign currency.

Depreciation or appreciation of the USD by 10% against EUR, CAD and ZAR at December 31, 2023, while all other variables were remained constant, would have increased or (decreased) the net profit before tax of $16,502 thousand ($62,764 thousand in 2022).

Interest rate risk

Ferroglobe is exposed to interest rate risk in respect of its financial liabilities that bear interest at floating rates. These primarily comprise credit facilities (see Note 16) and lease commitments (see Note 17).

During the years ended December 31, 2023 and 2022, the Company did not enter into any interest rate derivatives in relation to its interest bearing credit facilities.

Interest Rate Sensitivity analysis

At December 31, 2023, an increase of 1% in interest rates would have given rise to additional borrowing costs of $604 thousand (2022: $812 thousand).

Power risk

Power generally constitutes one of the larger expenses for most of Ferroglobe’s products. Ferroglobe focuses on minimizing energy prices and unit consumption throughout its operations by concentrating its silicon and manganese-based alloy production during periods when energy prices are lower. In 2023, Ferroglobe’s total power consumption was 5,834 gigawatt-hours (6,431 in 2022), with power contracts that vary across its operations.

In 2023, Ferroglobe has engaged discussions with energy companies to secure Purchasing Power Agreements (“PPAs”) based on Solar and wind generation. Two wind PPAs were signed in 2023 with a total volume of 130 GWh at a fixed price between 77 and 50 EUR/MWh.

Certain of the Company’s subsidiaries have their power needs covered by a three-year agreement ending in 2025. Regulation enacted in 2015 enables French subsidiaries of the Company to benefit from reduced transmission tariffs, interruptibility compensation (an agreement whereby the companies agree to interrupt production in response to surges in demand across the French electricity grid), as well as receiving compensation for indirect carbon dioxide costs under the EU Emission Trading System (ETS) regulation.

Power Risk Sensitivity analysis

At December 31, 2023 a 10% change in total power consumption would yield a $22,333 thousand increase or (decrease) in our energy expenditures and resulting opposite impact to net profit before tax.

b) Credit risk

Credit risk refers to the risk that a customer or counterparty will default on its contractual obligations resulting in financial loss. The Company’s main credit risk exposure related to financial assets is set out in Note 9 and includes trade and other receivables and other financial assets.

Trade and other receivables consist of a large number of customers, spread across diverse industries and geographical areas. The Company has established policies, procedures and controls relating to customer credit risk management. Ongoing credit evaluation is performed on the financial condition of accounts receivable and, where appropriate, the Company insures its trade receivables with reputable credit insurance companies.

Since October 2020, the Company entered into a factoring program where the receivables of some of the Company’s French and Spanish entities are prefinanced by a factor (see Note 9 and 16). In February 2022, Ferroglobe Spain Metals (formerly Grupo FerroAtlántica, S.A.U) signed an additional factoring agreement with Bankinter.

c) Liquidity risk

The purpose of the Company’s liquidity and financing policy is to ensure that the Company keeps sufficient funds available to meet its financial obligations as they fall due. Changes in financial assets and liabilities are monitored on an ongoing basis.

As of December 31, 2023 and 2022, Ferroglobe had restricted cash and cash and cash equivalents of $137,649 thousand  and $322,943 thousand, respectively. As of December 31, 2023, the Company’s total outstanding debt is $310,998 thousand, consisting of $61,535 thousand in short-term, including the current portion of long-term debt and $249,463 in long-term debt.

The Company’s main sources of financing are as follows:

●	In 2021, the Company exchanged 98.6% of its 350 million 9.375% senior unsecured notes due in March 2022 (“Old Notes") for total consideration of $1,000 of principal amount, which is comprised of (i) $1,000 aggregate principal amount of the new 9.375% senior secured notes due in 2025 (the “Reinstated Senior Notes”) plus (ii) cash amount to $51.6 million, which the Company’s Parent applied as cash consideration for a subscription of new ordinary shares of the Company.

The Company issued $60.0 million in new 9% senior secured notes due in 2025 (“Super Senior Notes”). In July 2022, the Super Senior Notes were redeemed at 100% of the principal amount thereof plus accrued interest.

In July 2023, the Company via its subsidiary issuers of the 9.375% Senior Secured Notes due 2025 (the “Notes”) partially redeemed such Notes at 102.34375% of the principal amount plus accrued interest. The issuers elected to redeem an aggregate principal amount of $150.0 million of the Notes plus accrued and unpaid interest of $14.0 million.

●	In 2016, a Company subsidiary entered into a loan agreement with the Spanish Ministry of Industry, Tourism and Commerce (the “Ministry”) to borrow an aggregate principal amount of €44.9 million ($50.2 million) in connection with the industrial development projects relation to a silicon purification project at an annual interest rate of 3.6%. The Company is required to repay this loan in seven instalments commencing in 2023 and to be completed by 2030.

●	In October 2020, the Company signed a new factoring agreement with a financial institution for anticipating the collection of receivables of the Company’s European subsidiaries. During 2023, the factoring agreement provided upfront cash consideration of $431,274 thousand ($835,388 thousand in 2022). The Company has repaid $454,576 thousand ($863,192 thousand in 2022), showing at December 31, 2023, an on-balance sheet bank borrowing debt of $30,683 thousand (2022: $$56,157 thousand), see Note 9 and 16.
●	In June 2022, a Company subsidiary entered into a five-year, $100 million asset-based revolving credit facility (the “ABL Revolver”), with the Bank of Montreal as lender and agent. The maximum amount available under the ABL Revolver is subject to a borrowing base test comprising North American inventory and accounts receivable.
●	In 2020, a Company subsidiary entered into a loan agreement with BNP Paribas to borrow an aggregate principal amount, interest-free, of €4.5 million ($5.3 million), to finance Company’s activities in France. The French government guaranteed the loan in line with special measures taken in response to the COVID-19 pandemic. The loan is to be repaid by 2026. The Company is liable for a fee of 0.5% equal based on the total borrowed capital.
●	In 2020, a Company subsidiary entered into a loan agreement with Investissement Québec to borrow an aggregate principal amount, interest-free, of $7.0 million to finance its capital expenditures activities in Canada. The loan is to be repaid over a seven-year period, with payments deferred for the first three years from inception of the loan.
●	In March 2022, Ferroglobe Spain Metals (formerly Grupo FerroAtlántica) and Ferroglobe Corporate Services (formerly Grupo FerroAtlántica de Servicios) (together the “Beneficiaries”) and the Sociedad Estatal de Participaciones Industriales (“SEPI”), a Spanish state-owned industrial holding company affiliated with the Ministry of Finance and Administration, entered into a loan agreement of €34.5 million ($38.3 million). This loan is part of the SEPI fund intended to provide assistance to non-financial companies operating in strategically important sectors within Spain as a result of the COVID-19 pandemic.

Quantitative information

i.	Interest rate risk:

At December 31, the Company’s interest-bearing financial liabilities were as follows:

	2023
	Fixed rate	Floating rate	Total
	U.S.$'000	U.S.$'000	U.S.$'000
Bank borrowings (Note 16)	15,865	30,683	46,548
Obligations under leases (Note 17)	—	28,387	28,387
Tolling agreement lease liability (Note 22)	37,863	—	37,863
Debt instruments (Note 18)	154,780	—	154,780
Other financial liabilities (Note 19)	57,218	20,224	77,442
	265,726	79,294	345,020

	2022
	Fixed rate	Floating rate	Total
	U.S.$'000	U.S.$'000	U.S.$'000
Bank borrowings (Note 16)	16,857	60,976	77,833
Obligations under leases (Note 17)	—	21,871	21,871
Debt instruments (Note 18)	343,442	—	343,442
Other financial liabilities (Note 19)	80,388	18,273	98,661
	440,687	101,120	541,807

ii.	Liquidity risk:

The table below summarizes the Company’s financial liabilities to be settled by the Company based on their maturity as of December 31, 2023, based on contractual undiscounted payments. The table includes both interest and principal cash flows. The table below assumes that the principal will be paid at maturity date.

	2023
	Less than 1 year	Between 1-2 years	Between 2-5 years	After 5 years	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings	31,635	—	1,683	13,230	46,548
Leases	9,240	6,413	10,897	11,939	38,489
Debt instruments	19,692	168,705	—	—	188,397
Financial loans from government agencies	14,653	51,243	15,444	3,586	84,926
Payables to related parties	2,198	—	—	—	2,198
Payable to non-current asset suppliers	9,791	336	—	—	10,127
Contingent consideration	400	983	677	—	2,060
Tolling agreement liability	3,683	7,366	11,049	114,172	136,270
Trade and other payables	183,375	—	—	—	183,375
	274,667	235,045	39,750	142,927	692,389

	2022
	Less than 1 year	Between 1-2 years	Between 2-5 years	After 5 years	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings	62,059	—	2,544	13,230	77,833
Leases	8,928	7,349	6,888	—	23,166
Debt instruments	32,439	423,235	—	—	455,674
Financial loans from government agencies	61,796	4,336	41,239	2,792	110,163
Payables to related parties	1,790	—	—	—	1,790
Payable to non-current asset suppliers	4,149	183	—	—	4,332
Contingent consideration	1,945	3,930	1,257	—	7,132
Tolling agreement liability	3,555	7,110	10,665	113,759	135,089
Trade and other payables	219,666	—	—	—	219,666
	396,327	446,143	62,593	129,781	1,034,845

Additionally, as of December 31, 2023, the Company has long-term power purchase commitments amounting to $434,507 thousand ($526,841 thousand in 2022), which represents minimum charges that are enforceable and legally binding, and do not represent total anticipated purchase.

Debt instruments for the Reinstated Notes, and the Reindus and the SEPI loans classified as financial loans from government agencies have early redemption options.

Changes in liabilities arising from financing activities

The changes in liabilities arising from financing activities during the year ended December 31, 2023 and 2022 were as follows:

	January 1, 2023	Changes from financing cash flows	Effect of changes in foreign exchange rates	Interest expenses	Other changes	December 31, 2023
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings (Note 16)	77,833	(26,798)	1,716	2,568	(8,771)	46,548
Obligations under leases (Note 17)	21,871	(11,363)	403	1,715	15,761	28,387
Debt instruments (Note 18)	343,442	(209,245)	—	22,989	(2,406)	154,780
Financial loans from government agencies (Note 19)	98,661	(23,740)	2,565	4,847	(4,891)	77,442
Tolling agreement lease liability (Note 22)	36,665	(3,604)	1,318	3,484	—	37,863
Total liabilities from financing activities	578,472	(274,750)	6,002	35,603	(307)	345,020
Other amounts paid due to net financing activities		(7,397)
Net cash (used) in financing activities		(282,147)

	January 1, 2022	Changes from financing cash flows	Effect of changes in foreign exchange rates	Changes in fair values	Interest expenses	Other changes	December 31, 2022
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings (Note 16)	98,967	(24,529)	(5,991)	—	3,185	6,201	77,833
Obligations under leases (Note 17)	18,358	(11,590)	(750)	—	1,587	14,266	21,871
Debt instruments (Note 18)	440,297	(136,260)	—	190	34,404	4,811	343,442
Financial loans from government agencies (Note 19)	67,013	35,924	(5,289)	—	5,239	(4,226)	98,661
Total liabilities from financing activities	624,635	(136,455)	(12,030)	190	44,415	21,052	541,807
Other amounts paid due to net financing activities		(4,003)
Net cash (used) in financing activities		(140,458)

30.   Fair value measurement

Fair value of assets and liabilities that are measured at fair value on a recurring basis

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities that are carried at fair value in the statement of financial position:

	December 31, 2023
		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Total	(Level 1)	(Level 2)	(Level 3)
	US$'000	US$'000	US$'000	US$'000
Other financial assets (Note 9):
Listed equity securities	1,080	1,080	—	—
Other financial liabilities (Note 20):
Derivative financial assets - PPA	7,413	—	7,413	—
Derivative financial liabilities - PPA	(699)	—	(699)	—
Other obligations (Note 22):
Contingent consideration in a business combination	(1,732)	—	—	(1,732)

	December 31, 2022
		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Total	(Level 1)	(Level 2)	(Level 3)
	US$'000	US$'000	US$'000	US$'000
Other financial assets (Note 9):
Listed equity securities	936	936	—	—
Other obligations (Note 22):
Contingent consideration in a business combination	(5,838)	—	—	(5,838)

A reconciliation of the beginning and ending balances of all liabilities at fair value on recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2023, presented as follows:

Total
Fair value at December 31, 2020	(16,632)
Changes in fair value through profit or loss	(13,168)
Payments	3,273
Fair value at December 31, 2021	(26,527)
Changes in fair value through profit or loss	1,758
Payments	18,931
Fair value at December 31, 2022	(5,838)
Changes in fair value through profit or loss	(717)
Payments	4,823
Fair value at December 31, 2023	(1,732)

31.   Other disclosures

Restricted Net Assets

Certain of our entities are restricted from remitting certain funds to us in the form of cash dividends or loans by a variety of, contractual requirements. These restrictions are related to standard covenant requirements included in our bank borrowings and debt instruments, such as the SEPI loan and the ABL Revolver. Additionally, the Company has certain restrictions in its partnerships with Dow Silicones Corporation. Consequently, net assets from Ferroglobe subsidiaries Ferroglobe USA Inc (formerly Globe Specialty Metals, Inc.), and other subsidiaries in the U.S.A, Ferroglobe Canada (formerly QSIP Canada ULC), Ferroglobe Spain Metals (formerly Grupo Ferroatlántica) and the partnerships with Dow are restricted. Please refer to Notes 9, 16 and 19 for further details of these restrictions.

As of December 31, 2023 and 2022 the restricted net assets of the Ferroglobe Group’s subsidiaries were $328,572 thousand and $496,983 thousand, respectively. The Company performed a test on the restricted net assets of combined subsidiaries in accordance with Securities and Exchange Commission Regulation rule 5-04 (c) ‘what schedules are to be filed’ and concluded the restricted net assets exceed 25% of the consolidated net assets of the Company at December 31, 2023 and 2022. Therefore the separate condensed financial statements, as per SEC rule S-X 12-04, of Ferroglobe PLC are presented as Appendix I to these consolidated financial statements.

Additionally, the Super Senior Notes restricts the ability of Ferroglobe PLC to pay dividends.

32.   Events after the reporting period

Management has evaluated subsequent events after the balance sheet date, through the issuance of these consolidated financial statements, for appropriate accounting and disclosures.

Full redemption of the Company’s remaining 9.375% Senior Secured Notes Due 2025

In February 2024, the Company completed the full redemption of the 9.375% Senior Secured Notes due 2025 at 102.34375% of the principal amount plus accrued interest. The issuers elected to redeem an aggregate principal amount of $147,624 thousand of the Notes, the entire amount outstanding as of the redemption date, plus accrued and unpaid interest and call premium of $4,075 thousand. The Notes were fully redeemed from the Company’s cash and cash equivalents.

Dividend payment

In March 2024, the Company distributed dividends to its ordinary shareholders totaling $2,428 thousand.

Appendix I

Schedule I has been provided pursuant to the requirements of Rule 12-04(a) of Regulation S-X, of the US Securities and Exchange Commission (SEC) which require condensed financial information as to the financial position, cash flows and results of operations of Ferroglobe PLC, as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

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

SCHEDULE I -  FERROGLOBE PLC (Parent company)

CONDENSED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2023 AND 2022

(in USD Thousands)

	2023	2022
ASSETS
Non-current assets
Investment in subsidiaries	645,088	629,284
Intangible assets	—	522
Property, plant and equipment	462	449
Loans to group companies	54,959	—
Trade and other receivables from subsidiaries	—	263,058
Total non-current assets	700,509	893,313

Current assets
Trade and other receivables	1,443	797
Trade and other receivables from subsidiaries	37,932	118,210
Other current assets	390	435
Cash and cash equivalents	227	605
Total current assets	39,992	120,047
Total assets	740,501	1,013,360
EQUITY AND LIABILITIES
Equity
Share capital	1,964	1,964
Other Reserves	(151,742)	(158,958)
Retained earnings	739,524	734,095
Total equity	589,746	577,101

Non-current liabilities
Lease liabilities	406	372
Loans from group companies	37,999	183,721
Other non-current liabilities	198	11
Total non-current liabilities	38,603	184,104
Current liabilities
Lease liabilities	126	550
Trade and other payables	2,365	10,634
Loans from group companies	67,903	—
Trade and other payables to subsidiaries	41,652	240,753
Current income tax liabilities	—	115
Other current liabilities	106	103
Total current liabilities	112,152	252,155
Total equity and liabilities	740,501	1,013,360

The accompanying notes are an integral part of these Condensed Financial Statements.

SCHEDULE I -  FERROGLOBE PLC (Parent company)

CONDENSED INCOME STATEMENT FOR THE PERIODS ENDING DECEMBER 31, 2023, 2022 and 2021

(in USD Thousands)

	2023	2022	2021

Other operating income	28,799	41,816	32,037
Staff costs	—	(5,864)	(4,983)
Other operating expense	(36,221)	(51,864)	(36,859)
Depreciation and amortization charges	(123)	(104)	(109)
Finance income	31,982	4,029	77,232
Finance costs	(19,638)	(26,444)	(96,581)
Exchange differences	86	(2,005)	(15,227)
Impairment (loss) gain	429	—	—
(Loss) before tax	5,314	(40,436)	(44,490)
Income tax benefit (expense)	115	—	—
Total (Loss) profit for the year	5,429	(40,436)	(44,490)

The accompanying notes are an integral part of these Condensed Financial Statements.

SCHEDULE I - FERROGLOBE PLC (Parent company)

CONDENSED STATEMENT OF CASH FLOWS FOR THE PERIODS ENDING DECEMBER 31 2023, 2022 and 2021

Thousand of US dollars

	2023	2022	2021

Cash flows from operating activities:
(Loss) for the year	5,429	(40,436)	(44,490)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Income tax expense	(115)	—	—
Depreciation and amortization charges	123	104	109
Finance income	(31,982)	(4,029)	(77,232)
Finance costs	19,638	26,444	96,581
Exchange differences	(86)	2,005	15,227
Impairment (gain) loss	(429)	—	—
Share-based compensation	—	5,836	3,627
Changes in operating assets and liabilities:
(Increase) decrease in trade and other receivables	53,052	7,138	1,431
Increase (decrease) in trade and other payables	(13,680)	5,205	(22,169)
Other changes in operating assets and liabilities	(8,276)	(492)	(548)
Net used cash provided (used) by operating activities	23,674	1,775	(27,464)
Cash flows from investing activities:
Other intangible assets	—	(522)	—
Loans to group companies	(3,250)	—	—
Proceeds from loans to group companies	120,510	—	—
Net cash provided (used) by investing activities	117,260	(522)	—
Cash flows from financing activities:
Payment for equity issuance costs	—	—	(6,647)
Proceeds from equity issuance	—	—	41,440
Bank borrowings	—	—	218
Repayment of debt instruments	—	(2,181)	—
Amounts paid due to leases	(149)	(123)	(111)
Proceeds from loans from group companies	6,770	—	—
Repayments of loans from group companies	(147,882)	—	—
Interest paid	—	—	(7,031)
Net cash provided (used) by financing activities	(141,261)	(2,304)	27,869
Total net cash flows for the year	(327)	(1,051)	405
Beginning balance of cash and cash equivalents	605	1,311	1,065
Exchange differences on cash and cash equivalents in foreign currencies	(51)	345	(159)
Ending balance of cash and cash equivalents	227	605	1,311

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

The Parent Company prepared these unconsolidated financial statements in accordance with International Accounting Standards 27, “Separate Financial Statements”, as issued by the International Accounting Standards Board, except that detailed note disclosures have been omitted with the exception of disclosures regarding material contingencies, long-term obligations and guarantees as permitted by Rule 12-04(a) of Regulation S-X.

In 2023, we have made certain reclassifications between receivables from subsidiaries and payables to subsidiaries and loans to group companies. We have not updated comparative figures for these changes.

2. Commitments, long term obligations and contingencies

Commitments and long term obligations

On February 15, 2017, Ferroglobe PLC and Globe (together, the “Issuers”) co-issued $350,000 thousand aggregate principal amount of 9.375% senior unsecured notes due March 1, 2022 (the “Notes”). On March 27, 2021, Ferroglobe PLC and Globe and certain other members of the group entered into the Lock-Up Agreement with the Ad Hoc Group Noteholders, Grupo VM and affiliates of Tyrus Capital that set forth a plan to implement a debt restructuring plan. On July 30, 2021, the Group completed the exchange of 98.588% of the 9⅜% Senior Notes due 2022 (the “Stub Notes”) issued by the Ferroglobe PLC and Globe for a total consideration per $1,000 principal amount of Old Notes comprising (i) $1,000 aggregate principal amount of new 9⅜% senior secured notes due 2025 issued by Ferroglobe Finance Company, PLC and Globe (“the Issuers”) (the “Reinstated Senior Notes”) plus (ii) a fee amounting to $51,611 thousand. The Stub Notes that were not exchanged were repaid on March 1, 2022.

As of December 31, 2023, Ferroglobe PLC only has long-term obligations related to intercompany loans. These main long- term obligations are the following:

-$32.3 million to Ferroglobe Holding Company, LTD related to a revolving credit facility signed on July 27, 2021 and due in June 30, 2031.
-$10.3 million to Ferroglobe Holding Company, LTD related to a loan facility signed on May 19, 2021 and due in June 30, 2025.

Contingencies and guarantees

Ferroglobe PLC is guarantor of the following material obligations:

●	$150.0 million of the $345 million Reinstated Notes issued by the UK issuer and Globe;
●	€34.5 million ($38.3 million) in indebtedness issued by Ferroglobe Spain Metals (formerly Grupo FerroAtlántica) and Ferroglobe Corporate Services (formerly Grupo FerroAtlántica de Servicios) under the agreement with the Sociedad Estatal de Participaciones Industriales (“SEPI”), a Spanish state-owned industrial holding company affiliated with the Ministry of Finance and Administration; and
●	$7 million in connection with the New Markets Tax Credit Program in relation to our Selma, Alabama, plant and due in the event any tax credits under the Program are disallowed or recaptured.

As of December 31, 2023, 2022 and 2021, Ferroglobe PLC has no material contingencies.

3.Dividends from subsidiaries

For the years ending December 31, 2023, 2022 and 2021 Ferroglobe PLC did not receive cash dividends from its subsidiaries.