Form 20-F
period 2024-12-31
Ferroglobe PLC
filed 2025-04-25
CIK 1639877

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

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

Ordinary Shares (nominal value of $0.01)	186,625,871

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

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ⌧ No ◻

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ⌧ No ◻

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ◻

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ◻

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

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Investors should read the section entitled “Item 3.D.—Key Information—Risk Factors” and the description of our segments in the section entitled “Item 4.B.—Information on the Company—Business Overview” for a more complete discussion of the factors that could affect us. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in, or suggested by, the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following:

●	the impacts of the Ukraine-Russia conflict;
●	increases in energy prices, disruptions in the supply of power and changes in governmental regulation of the power sector and the effect on costs of production;
●	the outcomes of pending or potential litigation;
●	operating costs, customer losses and business disruptions (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) that may be greater than expected;
●	the retention of certain key employees;
●	the current and anticipated competitive landscape;
●	our ability to adapt products and services to changes in technology or the marketplace;
●	our ability to maintain and grow relationships with customers and clients;
●	the historic cyclicality of the metals industry and the attendant swings in market price and demand;
●	the availability of raw materials and transportation;
●	costs associated with labor disputes and stoppages;
●	our ability to maintain our liquidity and to generate sufficient cash to service indebtedness;
●	the integration and development of prior and future acquisitions;
●	the availability and cost of maintaining adequate levels of insurance;
●	our ability to protect trade secrets, trademarks and other intellectual property;

●	equipment failures, delays in deliveries or catastrophic loss at any of our manufacturing facilities, which may not be covered under any insurance policy;
●	exchange rate fluctuations;
●	changes in laws protecting U.S., Canadian and European Union companies from unfair foreign competition (including antidumping and countervailing duty orders and laws) or the measures currently in place or expected to be imposed under those laws;
●	compliance with, or potential liability under, environmental, health and safety laws and regulations (and changes in such laws and regulations, including in their enforcement or interpretation);
●	risks from international operations, such as foreign exchange fluctuations, tariffs, duties and other taxation, inflation, increased costs, political risks and our ability to maintain and increase business in international markets;
●	risks associated with mining operations, metallurgical smelting and other manufacturing activities;
●	our ability to manage price and operational risks including industrial accidents and natural disasters;
●	our ability to acquire or renew permits and approvals;
●	potential losses due to unanticipated cancellations of service contracts;
●	risks associated with potential unionization of employees or work stoppages that could adversely affect our operations;
●	changes in tax laws (including under applicable tax treaties) and regulations or to the interpretation of such tax laws or regulations by governmental authorities;
●	changes in general economic, business and political conditions, including changes in the financial markets;
●	uncertainties and challenges surrounding the implementation and development of new technologies;
●	risks related to potential cybersecurity breaches;
●	risks related to our capital structure;
●	risks related to our ordinary shares;
●	our foreign private issuer (“FPI”) status, the loss of which would require us to comply with the Exchange Act’s domestic reporting regime, and cause us to incur significant legal, accounting and other expenses;
●	our incorporation in the United Kingdom (“U.K.”), the laws of which govern our corporate affairs and may differ from those applicable to companies incorporated in the U.S.;
●	our failure to maintain an effective system of internal control over financial reporting, given the material weaknesses identified in connection with the audit of our financial statements as of and for the year ended December 31, 2020. The Company continues to have a material weakness as of December 31, 2024; and
●	the other risk factors discussed under “Item 3.D.—Key Information—Risk Factors.”

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

CURRENCY PRESENTATION AND DEFINITIONS

In this Annual Report, references to “$,” and “USD” are to the lawful currency of the United States of America, references to “€” and “Euro” are to the single currency adopted by participating member states of the European Union relating to Economic and Monetary Union and references to “£” and “Pound Sterling” are to the lawful currency of the United Kingdom.

Unless otherwise specified or the context requires otherwise, all financial information for the Company provided in this Annual Report is denominated in USD.

Definitions

Unless otherwise specified or the context requires otherwise in this Annual Report:

●	the terms (1) “we,” “us,” “our,” “Company,” “Ferroglobe,” and “our business” refer to Ferroglobe PLC and its subsidiaries, including Ferroglobe USA, Inc. and its consolidated subsidiaries and Ferroglobe Spain Metals S.A.U. and its consolidated subsidiaries;
●	“ABL Revolver” refers to the credit agreement, dated as of June 30, 2022, between Ferroglobe subsidiaries Ferroglobe USA, Inc, and QSIP Canada ULC, as borrowers, for a Credit and Security Agreement for a $100 million North American asset-based revolving credit facility, with Bank of Montreal, as lender.
●	“Business Combination” refers to the business combination of Ferroglobe USA, Inc (formerly “Globe”) and Ferroglobe Spain Metals (formerly FerroAtlántica) as wholly-owned subsidiaries of Ferroglobe PLC on December 23, 2015;
●	“Class A Ordinary Shares” refers to share capital issued in connection with the Business Combination, which was subsequently converted into ordinary shares of Ferroglobe PLC as a result of the distribution of beneficial interest units in the Ferroglobe Representation and Warranty Insurance Trust to certain Ferroglobe PLC shareholders on November 18, 2016;
●	“consolidated financial statements” refers to the audited consolidated financial statements of Ferroglobe PLC and its subsidiaries as of December 31, 2024 and December 31, 2023 and for each of the years ended December 31, 2024, 2023 and 2022, including the related notes thereto, prepared in accordance with IFRS (as such terms are defined herein);
●	“EBIT” refers to earnings before interest and taxes;
●	“Gross Debt” is the summation of (i) bank borrowings excluding factoring agreements; (ii) debt instruments; and (iii) other financial liabilities;
●	“IBOR” refers to the basic rate of interest used under some financial instruments.

●	“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board;
●	“Reinstated Senior Notes” refer to the 9.375% senior secured notes due 2025 issued in exchange for 98.588% of the 9.375% senior unsecured notes due 2022, in each case issued by Ferroglobe Finance Company PLC and Ferroglobe USA;
●	“ROCE” refers to the return on capital for the relevant fiscal year determined as the result of (EBIT) / (Equity + Gross Debt);
●	“shares” or “ordinary shares” refer to the authorized share capital of Ferroglobe PLC;
●	“tons” refer to metric tons (2,204.6 pounds or 1.1 short tons);
●	“U.S. Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended;
●	“U.S. Securities Act” refers to the U.S. Securities Act of 1933, as amended; and
●	“ZAR” refers to the currency abbreviation in forex markets for the South African Rand, the official currency of South Africa.

PRESENTATION OF FINANCIAL INFORMATION

The selected financial information as of December 31, 2024 and December 31, 2023 and for the years ended December 31, 2024, 2023 and 2022 is derived from our consolidated financial statements, which are included elsewhere in this Annual Report and which are prepared in accordance with IFRS.

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

A.   [RESERVED]

B.    Capitalization and indebtedness.

Not applicable.

C.    Reasons for the offer and use of proceeds.

Not applicable.

D.    Risk factors.

Summary of Risk Factors

Risks Related to Our Business and Industry

●	Our operations depend on industries including the steel, aluminum, polysilicon, silicone and photovoltaic/solar industries, which, in turn, rely on several end markets. A downturn or change in these industries or end-markets could adversely affect our business, results of operations and financial condition.
●	The metals industry is cyclical and has been subject in the past to swings in market price and demand which has led to and could in the future again lead to volatility in our financial results.
●	Our business is particularly sensitive to increases in energy costs, which could materially increase our cost of production.
●	Losses caused by disruptions in the supply of power would reduce our profitability.
●	We could incur significant cash expenses for temporary and potential permanent idling of facilities.
●	Any decrease in the availability, or increase in the cost, of raw materials or transportation could materially increase our costs.
●	Cost increases in raw material inputs may not be passed on to our customers, which could negatively impact our profitability.
●	Metallurgical manufacturing and mining are inherently dangerous activities and any accident resulting in injury or death of personnel or prolonged production shutdowns could adversely affect our business and operations.

●	We are heavily dependent on our mining operations, which are subject to certain risks that are beyond our control and which could result in materially increased expenses and decreased production levels.
●	Natural disasters and climate change could affect our facilities, suppliers or customers, negatively impacting our operations.
●	We make a significant portion of our sales to a limited number of customers, and the loss of a portion of the sales to these customers could have a material adverse effect on our revenues and profits.
●	Products we manufacture may be subject to unfair import competition that may affect our profitability.
●	We operate in a highly competitive industry.
●	Competitive pressure from Chinese steel, aluminum, polysilicon and silicone producers may adversely affect the business of our customers, reducing demand for our products. Our customers may relocate to China, where they may not continue purchasing from us.
●	We are subject to the risk of union disputes and work stoppages at our facilities, which could have a material adverse effect on our business.
●	We are dependent on key personnel.
●	Shortages of skilled labor could adversely affect our operations.
●	In certain circumstances, the members of our Board may have interests that may conflict with yours as a holder of ordinary shares.
●	We may not realize the cost savings and other benefits that we expect to achieve.
●	Any failure to integrate acquired businesses successfully or to complete future acquisitions successfully could be disruptive of our business and limit our future growth.
●	We engage in related party transactions with affiliates of Grupo VM, our principal shareholder.
●	Although we are not currently operating at full capacity, we have previously operated at near the maximum capacity of our operating facilities. Because the cost of increasing capacity may be prohibitively expensive, we may have difficulty increasing our production and profits.
●	Planned investments in the expansion and improvement of existing facilities and in the construction of new facilities may not be successful.
●	Our insurance costs may increase materially, and insurance coverages may not be adequate to protect us against all risks and potential losses to which we may be subject.
●	We depend on a limited number of suppliers for certain key raw materials. The loss of one of these suppliers or the failure of any of them to meet contractual obligations to us could have a material adverse effect on our business.
●	Equipment failures may lead to production curtailments or shutdowns and repairing any failure could require us to incur capital expenditures and other costs.

●	We depend on proprietary manufacturing processes and software. These processes may not yield the cost savings that we anticipate and our proprietary technology may be challenged or become obsolete before our intellectual property rights expire.
●	Ferroglobe PLC is a holding company whose principal source of revenue is the income received from its subsidiaries which may impact our ability to pay dividends.
●	Our business operations may be impacted by various types of claims, lawsuits, and other contingent obligations.
●	Cybersecurity breaches and threats could disrupt our business operations and result in the loss of critical and confidential information.
●	We make significant investments in the development of new technologies and new products. The success of such technologies or products is inherently uncertain and the investments made may fail to render the desired increase in profitability.

Risks Related to Legal, Compliance and Regulations

●	We are subject to environmental, health and safety regulations, including laws that impose substantial costs and the risk of material liabilities.
●	Compliance with existing and proposed laws and regulations relating to greenhouse gas emissions and climate change could adversely affect our performance.
●	Climate change, sustainability regulations and Company initiatives, including our environmental commitments associated with our decarbonization plan, could place additional burden on us and our operations.
●	Our business benefits from antidumping and countervailing duty orders and laws that protect our products by imposing special duties on unfairly traded imports from certain countries. If these duties or laws change, certain foreign competitors might be able to compete more effectively.
●	We are exposed to significant risks in relation to compliance with anti-bribery and corruption laws, anti-money laundering laws and regulations, and economic sanctions programs.
●	Any failure to procure, renew or maintain necessary governmental permits, including environmental permits and concessions to operate our hydropower plants, or any delays relating thereto, could adversely affect our results of operations.
●	Changes in laws, rules or regulations relating to data privacy and security, or any actual or perceived failure by us to comply with such laws, rules, regulations and standards, or contractual or other obligations relating to data privacy and security, could result in claims, changes to our business practices, penalties and increased cost of operations and could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.

Risks Related to Economics and Politics

●	We have operations and assets in the United States, Spain, France, Canada, China, South Africa, Norway, Venezuela, Argentina and may expand our operations and assets into other countries in the future. Our international operations and assets may be subject to various economic, social and governmental risks.
●	The critical social, political and economic conditions in Venezuela have adversely affected, and may continue to adversely affect, our results of operations.

●	We are exposed to foreign currency exchange risk and our business and results of operations may be negatively affected by the fluctuation of different currencies.
●	We are impacted by the ongoing military conflict between Russia and Ukraine. Our business may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.
●	We are exposed to changes in economic and political conditions where we operate and globally that are beyond our control.
●	New tariffs and duties imposed by certain governments, including the United States, the European Union and others, could have a material adverse effect on our results of operations.
●	Recent government actions and regulations, such as export restrictions, tariffs, and other trade protection measures could adversely affect our business.
●	Our suppliers, customers, agents or business partners may be subject to or affected by export controls or trade sanctions imposed by government authorities from time to time, which may restrict our ability to conduct business with them and potentially disrupt our production or our sales.

Risks Related to Our Capital Structure

●	We are subject to restrictive covenants under our credit facilities and other financing agreements. These covenants could significantly affect the way in which we conduct our business. Our failure to comply with these covenants could lead to an acceleration of our debt.
●	High leverage may make it difficult for us to service our debt and operate our business.
●	We have experienced past losses and cannot assure you that we will be profitable in the future.
●	To service our indebtedness, we require a significant amount of cash, and our ability to generate cash will depend on many factors beyond our control.

Risks Related to Our Ordinary Shares

●	Grupo VM, our principal shareholder, has significant voting power with respect to corporate matters considered by our shareholders.
●	Grupo VM has pledged most of its shares in our company to secure a loan from Tyrus Capital (“Tyrus”).
●	The market price of our ordinary shares may be volatile and may fluctuate due to factors beyond our control.
●	Significant sales of our ordinary shares, or the perception that significant sales thereof may occur in the future, could adversely affect the market price of our ordinary shares.
●	The Company may be restricted or unable to pay cash dividends in the future.
●	If securities or industry analysts do not publish or cease publishing research reports about us, if they adversely change their recommendations regarding our ordinary shares, or if our operating results do not meet their expectations, the price of our ordinary shares could decline.

●	As a foreign private issuer, we are subject to different U.S. securities laws and Nasdaq governance standards than U.S. domestic issuers. The rules and standards applicable to foreign private issuers may afford relatively less protection to holders of our ordinary shares, who may not receive all corporate and company information and disclosures they are accustomed to receiving or in a manner to which they are accustomed.
●	We may lose our foreign private issuer status, which would then require us to comply with the U.S. Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
●	If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.
●	As an English public limited company, we may be required to obtain shareholder approval for certain capital structure decisions. Such approvals may limit our flexibility to manage our capital structure.
●	English law requires that we meet certain financial requirements before we declare dividends or repurchases.
●	The enforcement of shareholder judgments against us or certain of our directors may be more difficult.

Risks Related to Tax Matters

●	The application of Section 7874 of the Code, including under IRS guidance, and changes in law could affect our status as a foreign corporation for U.S. federal income tax purposes.
●	IRS guidance and changes in law could affect our ability to engage in certain acquisition strategies and certain internal restructurings.
●	We are subject to tax laws of numerous jurisdictions and our interpretation of those laws is subject to challenge by the relevant governmental authorities.
●	We intend to operate so as to be treated exclusively as a resident of the United Kingdom for tax purposes, but the relevant tax authorities may treat us as also being a resident of another jurisdiction for tax purposes.
●	We may not qualify for benefits under the tax treaties entered into between the United Kingdom and other countries.
●	Future changes to domestic or international tax laws or to the interpretation of these laws by the governmental authorities could adversely affect us and our subsidiaries.
●	We may become subject to income or other taxes in jurisdictions which would adversely affect our financial results.
●	We may incur current tax liabilities in our primary operating jurisdictions in the future.
●	Changes in tax laws may result in additional taxes for us.
●	U.S. federal income tax reform could adversely affect us.
●	Our transfer pricing policies are open to challenge from taxation authorities internationally.

You should carefully consider the risks and uncertainties described below and the other information in this Annual Report before making an investment in our ordinary shares. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occur, and as a result, the market price of our ordinary shares could decline and you could lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statements Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors.

Risks Related to Our Business and Industry

Our operations depend on industries including the steel, aluminum, polysilicon, silicone and photovoltaic/solar industries, which, in turn, rely on several end-markets. A downturn or change in these industries or end-markets could adversely affect our business, results of operations and financial condition.

We primarily sell silicon metal, silicon-based alloys, manganese-based alloys and other specialty alloys that we produce to manufacturers of steel, aluminum, polysilicon, silicones, and photovoltaic products. Therefore, our results are significantly affected by the economic trends in the steel, aluminum, polysilicon, silicone and photovoltaic industries. Primary end users that drive demand for steel and aluminum include construction companies, shipbuilders, electric appliances manufacturers, car manufacturers and companies operating in the rail and maritime industries. The primary end users that drive demand for polysilicon and silicones include the automotive, chemical, photovoltaic, pharmaceutical, construction and consumer products industries. Demand for steel, aluminum, polysilicon and silicone from such companies can be strongly correlated with changes in gross domestic product and is affected by global economic conditions. Fluctuations in steel and aluminum prices may occur due to sustained price shifts reflecting underlying global economic and geopolitical factors, changes in industry supply-demand balances, the substitution of one product for another in times of scarcity, and changes in national tariffs. Lower demand for steel and aluminum can yield a substantial build-up of steel and aluminum stocks, resulting in a decline in demand for silicon metal, silicon-based alloys, manganese-based alloys, and other specialty alloys. For example, in 2023, we experienced weak demand from steel manufacturers as well as from chemicals and aluminum producers in Europe, which adversely affected our revenues from sales of silicon metal and silicon-based alloys. Polysilicon and silicone producers are subject to fluctuations in crude oil, platinum, methanol and natural gas prices, which could adversely affect their businesses. Changes in power regulations in different countries, fluctuations in the relative costs of different sources of energy, and supply-demand balances in the different parts of the value chain, among other factors, may significantly affect the growth prospects of the photovoltaic industry. A significant and prolonged downturn in the end markets for steel, aluminum, polysilicon, silicone and photovoltaic products, could adversely affect these industries and, in turn, our business, results of operations and financial condition.

The metals industry is cyclical and has been subject in the past to swings in market price and demand which has led to and could in the future again lead to volatility in our financial results.

Our business has historically been subject to fluctuations in the price and market demand for our products, caused by general and regional economic cycles, raw material and energy price fluctuations, competition and other factors. The timing, magnitude and duration of these cycles and the resulting price fluctuations are difficult to predict. Across our product portfolio, including silicon-based metals and silicon-based alloys, we have noted periods of increasing prices and volumes followed by decreases due to cyclicality. For example, we experienced a significant increase in market prices across our segments in 2021-2022 due to the re-filling of value chains after the COVID-19 pandemic, which was followed by a sharp decrease in pricing and demand in 2022-2023, exacerbated by the higher interest and inflation rate environment. Prices have continued to fluctuate throughout 2024. Historically, such variances have adversely affected our results in the past and could adversely affect our results again in the future.

Such conditions, and any future decline in the global silicon metal, silicon-based alloys, and manganese-based alloys industries could have a material adverse effect on our business, results of operations and financial condition. Moreover, our business is directly related to the production levels of our customers, whose businesses are dependent on highly cyclical markets, such as the automotive, residential and non-residential construction, consumer durables, polysilicon, steel, and chemical industries. In response to unfavorable market conditions, customers may request delays in contract shipment dates or other contract modifications. If we grant modifications, these could adversely affect our anticipated revenues and results of operations. Also, many of our products are traded internationally at prices that are significantly affected by worldwide supply and demand. Consequently, our financial performance will fluctuate with the general economic cycle, which could have a material adverse effect on our business, results of operations and financial condition.

Our business is particularly sensitive to increases in energy costs, which could materially increase our cost of production.

Electricity is generally one of our largest production components in terms of cost as a percentage of sales. The price of electricity is determined in the applicable domestic jurisdiction and is influenced both by supply and demand dynamics and by domestic regulations. Changes in local, regional, national and international energy policy or legislation, increased costs due to scarcity of energy supply, changing climate conditions, the termination or non-renewal of any of our power purchase contracts and other factors may affect the price of electricity supplied to our plants and adversely affect our results of operations and financial conditions. For example, increased demand for generation and transmission of energy from alternative and renewable energy sources due to governmental regulations or commitments to acquire energy from renewable energy sources, could increase the price of energy we purchase and therefore increase our cost of production.

Because electricity is indispensable to our operations and accounts for a material percentage of our production costs, we are particularly vulnerable to supply limitations and cost fluctuations in energy markets. For example, at certain plants, production must be modulated to reduce consumption of energy in peak hours or in seasons with higher energy prices to ensure that we maintain profitability. In general, high or volatile energy costs in the countries in which we operate could lead to erosion of margins and volumes, leading to a potential reduction in market share.

In France, as part of a contractual agreement with EDF, we have different electricity prices throughout the year based on demand. The price level is traditionally higher during winter months and drops significantly during the periods from April through October allowing optimization of annual power costs by operating during these more favorable periods. The Company also obtains specific benefits from its participation in the ARENH mechanism administered by the French Energy Regulatory Commission which allows alternative suppliers to purchase electricity generated by nuclear power plants under favorable conditions set by the public authorities. ARENH expires at the end of 2025 and a new contractual mechanism is anticipated to substitute it.

Furthermore, although we recorded a net benefit of $63,032 thousand in 2024 in relation to these programs ($186,211 thousand in 2023), future benefits recorded under this program in 2025 are expected to be lower than in 2024 depending on actual production periods.

The electrical power for our U.S. and Canadian facilities is supplied mostly by American Electric Power Co., Alabama Power Co., Brookfield Renewable Partners L.P. and Hydro-Québec, and the Tennessee Valley Authority through dedicated lines. Our Alloy, West Virginia facility obtains approximately 50% of its power needs under a fixed price power purchase agreement with a nearby hydroelectric facility owned by a Brookfield affiliate, the contract with which is set to expire in 2025. Should the Company not be able to negotiate terms or find a new supplier at a competitive price or for the quantity of energy required to operate, we may incur material additional costs which could make operating the facility as we have historically unprofitable. Additionally, this facility is more than 70 years old and any breakdown could result in the Alloy facility having to purchase more grid power at higher rates.

Energy supply to our facilities in South Africa is provided by Eskom (State-owned power utility) through rates that are approved annually by the national power regulator (“NERSA”). These rates have been volatile, due to the instability of available supply and are likely to continue increasing. Also, NERSA applies certain revisions to rates based on cost variances for Eskom that are not within our control.

In Spain, power is purchased in a competitive wholesale market. Our facilities are obligated to pay access tariffs to the national grid and receive a credit for our efforts to act as electro-intensive consumers. The volatile nature of the wholesale market in Spain results in price uncertainty that can only be partially offset by long-term power purchase agreements. For example, we experienced a material decrease in sale revenue from manganese-based alloys in 2023 as shipments decreased due to production adjustments in Spain resulting in part from high price energy prices. Additionally, the interruptibility credits that we receive for the services provided to the grid are a major component of our power supply arrangements in Spain.

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

In addition, investments in Argentina’s electricity generation and transmission systems have been lower than the increase in demand in recent years. If this trend is not reversed, there could be electricity supply shortages as a result of inadequate generation and transmission capacity. Given the heavy dependence on electricity of our manufacturing operations, any electricity shortages could adversely affect our financial results.

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

We could incur significant cash expenses for temporary and potential permanent idling of facilities.

We perform strategic reviews of our business, which may include evaluating each of our facilities to assess their viability and strategic benefits. As part of these reviews, we may idle, whether temporarily or permanently, certain of our existing facilities in order to reduce participation in markets where we determine that our returns are not acceptable. If we decide to permanently idle any facility or assets, we are likely to incur significant cash expenses, including those relating to labor benefit obligations, take-or-pay supply agreements and accelerated environmental remediation costs, as well as substantial non-cash charges for impairment of those assets. If we elect to permanently idle material facilities or assets, it could adversely affect our operations, financial results and cash flows. In the past, certain of our facilities have been idled as a result of poor profitability.

For any temporarily idled facilities, we may not be able to respond in an efficient manner when restarting these to fully realize the benefits from changing market conditions that are favorable to integrated steel producers. When we restart idled facilities, we incur certain costs to replenish raw material inventories, prepare the previously idled facilities for operation, perform the required repair and maintenance activities and prepare employees to return to work safely and resume production responsibilities. The amount of any such costs can be material, depending on a variety of factors, such as the period of time during which the facilities remained idle, necessary repairs and available employees, and is difficult to project.

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

Over the previous years, certain raw materials (particularly graphite electrodes, coal, manganese ore, and other electrode components) have experienced significant price increases and significant short-term volatility. For example, in 2024, there was a sharp increase in the price of manganese ore resulting from a suspension of exports from Gemco, an Australian mine, caused by a force majeure event. This created a significant supply deficit, which prompted the Company to look for other sources of ore elsewhere. Additionally, the conflict in Ukraine and resulting sanctions on Russia have led to supply limitations and interruptions, which the Company has managed to date but may not be able to continue managing in the future. Future sanctions in other regions where conflicts are unfolding, such as the Middle East, could have similar impacts on the Company. While we try to anticipate price fluctuations due to potential shortages in the supply of critical raw materials or otherwise with longer term contracts and other purchasing strategies, these price swings and supply shortages may affect our cost of production or even cause interruptions in our operations, which may have a material adverse effect on our business, results of operations and financial condition.

We make extensive use of shipping by sea, rail and truck to obtain the raw materials used in our production and deliver our products to customers, depending on the geographic region and product or input. Raw materials and products often must be transported over long distances between mines and other production sites and the plants where raw materials are consumed, and between those sites and our customers. Any severe delay, interruption or other disruption in such transportation, any material damage to raw materials utilized by us or to our products while being transported, or a sharp rise in transportation prices, either relating to events such as the Ukraine-Russia conflict, the conflict in the Middle East or otherwise, could have a material adverse effect on our business, results of operations and financial condition. In 2024, our main supply chain disruption arose as a result of issues from Yemen, which resulted in a high number of cargo ships being re-routed from the Red Sea to Cape of Good Hope, increasing costs and lead times. The continuation and expansion of the conflict in the Middle East may exacerbate this issue. In addition, because we may not be able to obtain adequate supplies of raw materials from alternative sources on terms as favorable as our current arrangements, or at all, any disruption or shortfall in the production and delivery of raw materials could result in higher raw materials costs and likewise materially adversely affect our business, results of operations and financial condition.

Cost increases in raw material inputs may not be passed on to our customers, which could negatively impact our profitability.

The prices of our raw material inputs are determined by supply and demand, which may be influenced by, inter alia, economic growth and recession, changes in world politics, unstable governments in exporting nations, issues with local supply quantities, and inflation, among other factors. The market prices of raw material inputs will thus fluctuate over time, and we may not be able to pass significant price increases on to our customers. If we do try to pass them on, we may lose sales, in addition to having higher costs. Additionally, decreases in the market prices of our products will not necessarily enable us to obtain lower prices from our suppliers.

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

We mine quartz and quartzite at open pit mining operations and coal at underground and surface mining operations. We are heavily dependent on these mining operations for our quartz and coal supplies. Certain risks beyond our control could disrupt our mining operations, adversely affect production and shipments, and increase our operating costs, such as: (i) a major operational, security, safety and environmental incident at a mining site that disrupts, or causes all or part of, the operations of the mine to cease for some period of time; (ii) mining, processing and plant equipment failures and unexpected maintenance problems; (iii) disruptions in the supply of fuel, power and/or water at the mine site; (iv) adverse changes in reclamation requirements or plans; (v) the inability to renew mining concessions, or related permits or approvals, upon their expiration; (vi) the expropriation of territory subject to a valid concession without sufficient compensation; and (vii) adverse weather and natural disasters, such as heavy rains or snow, flooding and other natural events affecting operations, transportation or customers.

Regulatory agencies have the authority under certain circumstances following significant health and safety violations or incidents to order a mine to be temporarily or even permanently closed. If this occurs, we may be required to incur significant legal, operational and capital expenditures to re-open the affected mine. In addition, environmental regulations and enforcement could impose unexpected costs on our mining operations, and future regulations could increase environmental compliance costs or limit our ability to produce quartz and sell coal. Any failure to obtain and renew permits necessary for our mining operations could limit our production and negatively affect our business. It is also possible that we have extracted or may in the future extract quartz from territory beyond the boundary of our mining concession or mining right, which could result in penalties or other regulatory action or liabilities.

Natural disasters and climate change could affect our facilities, suppliers or customers, negatively impacting our operations.

Natural disasters, including droughts, floods, heat waves and wildfires, and the increased frequency and/or severity of such disasters as a result of climate change, may significantly damage our mining and production facilities and infrastructure both directly and indirectly, and cause a contraction in sales to countries adversely affected by their occurrence. Such weather events could adversely affect and disrupt our operations directly, may cause indirect disruptions in our supply chain and logistic routes and may be either chronic (induced by longer-term shifts in climate patterns, such as sea level rise, or changing temperatures, wind or precipitation patterns) or acute (event-driven natural disasters such as cyclones, hurricanes or heat waves).

Our operating sites, as well as those of our partners, within our supply chain, may be exposed to changing and/or increasingly adverse physical impacts as a result of changes in rainfall patterns, increased or unexpected fluctuations in temperatures, water shortages (and potential issues with water availability), rising sea and river levels, lower water levels in rivers due to natural or operational conditions and increased storm frequency and intensity that may result from climate change, among other possible impacts. For example, the Company has experienced non-material direct impacts as a result of weather-related incidents in recent years, including heavy rains in Colombia that created issues with coal transportation (an important raw material for our production), flooding in South Africa and the United States that has delayed transportation of raw materials or finished goods and heat wave incidents that have required the Company to adapt working conditions and operating hours. The Company has also experienced non-material indirect impacts as a result of weather-related incidents in recent years, including low water levels on the Rhone River that reduced the cooling operation of nuclear reactors in France and low water levels that have reduced production of hydroelectric dams, both of which increased our energy costs in affected energy markets. The impacts of climate change on global water resources may result in water scarcity, which could in the future impact our ability to access sufficient quantities of water in certain locations.

These effects may materially adversely impact the cost, production and financial performance of operations. The Company maintains insurance covering damages caused by natural disasters; however, extensive damage to our facilities and staff casualties due to natural disasters may not be covered by our insurer and/or could materially adversely affect our ability to conduct our operations and, as a result, reduce our future operating results. Such events at our or third-party facilities also could negatively affect future costs and availability of insurance.

We make a significant portion of our sales to a limited number of customers, and the loss of a portion of the sales to these customers could have a material adverse effect on our revenues and profits.

For the year ended December 31, 2024, our 10 largest customers accounted for 56.0% of the Company’s consolidated sales. We expect that we will continue to derive a significant portion of our business from sales to these customers.

Some contracts with our customers do not entail commitments from the customer to purchase specified or minimum volumes of products over time. Accordingly, we face a risk of unexpected, reduced demand for our products from such customers as a result of, for instance, downturns in the industries in which they operate or any other factor affecting their business, which could have a material adverse effect on our revenues and profits.

If we were to experience a significant reduction in sales we make to some or all of such customers, and could not replace these sales with sales to other customers, this could have a material adverse effect on our revenues and profits.

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

The silicon metal market and the silicon-based and manganese-based alloys markets are global, capital intensive and highly competitive. Our competitors may have greater financial resources, as well as other strategic advantages, to maintain, improve and possibly expand their facilities, and, as a result, they may be better positioned than we are to adapt to changes in the industry or the global economy. For example, in 2023, we experienced a material decrease in total shipments of manganese-based alloys due in part to lower-cost imports introducing higher pressure from Asia. Advantages that our competitors have over us from time to time, new entrants that increase competition in our industry, and increases in the use of substitutes for certain of our products could have a material adverse effect on our business, results of operations and financial condition.

Competitive pressure from Chinese steel, aluminum, polysilicon and silicone producers may adversely affect the business of our customers, reducing demand for our products. Our customers may relocate to China, where they may not continue purchasing from us.

China’s aluminum, polysilicon and steel producing capacity exceeds local demand and has made China a significant net exporter of aluminum and steel. The Chinese silicone manufacturing industry continues to grow. Chinese aluminum, polysilicon, steel and silicone producers — who are unlikely to purchase silicon metal, manganese and silicon-based alloys and other specialty metals from our subsidiaries outside of China due to the ample availability of domestic Chinese production — may gain global market share at the expense of our customers. An increase in Chinese aluminum, steel, polysilicon and silicone industry market share could adversely affect the production volumes, revenue and profits of our customers, resulting in reduced purchases of our products.

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

The Company’s ferroalloy business maintains significant exposure to the international steel markets, which in turn is influenced strongly by end markets such as construction and automotive. Recent uncertainty and slowdown in these markets may negatively impact the demand for our products. Additionally, as China is the largest producer of these products, the development in this region is likely to have a global impact on ferroalloy supply. The fundamental overcapacity in China yields a risk for the Company, as the pricing for ferroalloys will remain capped as long as supply is not adjusting to the lower demand.

We are subject to the risk of union disputes and work stoppages at our facilities, which could have a material adverse effect on our business.

A majority of our employees are members of labor unions. We experience protracted negotiations with labor unions, strikes, work stoppages or other industrial actions from time to time. Strikes called by employees or unions have, in the past, and could in the future, materially disrupt our operations, including production schedules and delivery times. We have experienced strikes by our employees at several of our facilities from time to time and a certain number of these strikes have been protracted and have resulted in significant production disruptions. Any such work stoppage could have a material adverse effect on our business, results of operations and financial condition.

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

If key employees depart, then our overall business may be harmed. We also may have to incur significant costs in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent relating to our business. In addition, the departure of key employees could cause disruption or distractions for management and other personnel. Furthermore, we cannot be certain that we will be able to attract and retain replacements of a similar caliber as departing key employees.

The long-term success of our operations depends to a significant degree on the continued employment of our core senior management team. In particular, we are dependent on the skills, knowledge and experience of Javier López Madrid, our Executive Chairman, Marco Levi, our Chief Executive Officer, and Beatriz García-Cos, our Chief Financial Officer. If these employees are unable to continue in their respective roles, or if we are unable to attract and retain other skilled employees, our business, results of operations and financial condition could be adversely affected. We currently have employment agreements with Mr. López Madrid, Dr. Levi and Ms. García-Cos. These agreements contain certain non-

compete provisions, which may not be fully enforceable by us. Additionally, we are substantially dependent upon key personnel among our legal, financial and information technology staff, who enable us to meet our regulatory, contractual and financial reporting obligations, including reporting requirements under our credit facilities.

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

Our directors have no duty to us with respect to any information such directors may obtain (i) otherwise than as our directors and (ii) in respect of which directors owe a duty of confidentiality to another person, provided that where a director’s relationship with such other person gives rise to a conflict, such conflict has been authorized by our Board in accordance with our articles of association (the “Articles”). Our Articles provide that a director shall not be in breach of the general duties directors owe to us pursuant to the U.K. Companies Act 2006 because such director:

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

Conflicts of interest may arise between our principal shareholder and your interests as a shareholder. Our principal shareholder has, and will continue to have, directly or indirectly, the power, among other things, to affect our day-to-day operations, including the pursuit of related party transactions. We have entered, and may in the future enter, into agreements with companies who are affiliates of Grupo VM, our principal shareholder. Such agreements have been approved by, or would be subject to the approval of, the Board or the Audit Committee, as the Board’s delegate. The terms of such agreements may present material risks to our business and results of operations. For example, we have entered into multiple agreements with affiliates of Grupo VM with respect to, among other things, the provision of information technology and data processing services and energy-related services. See “Item 7.B.—Major Shareholders and Related Party Transactions—Related Party Transactions.”

Although we are not currently operating at full capacity, we have previously operated at near the maximum capacity of our operating facilities. Because the cost of increasing capacity may be prohibitively expensive, we may have difficulty increasing our production and profits.

Our facilities can manufacture, collectively, approximately 330,000 tons of silicon metal, 300,000 tons of silicon-based alloys and 560,000 tons of manganese-based alloys on an annual basis. Our ability to increase production and revenues will depend on expanding existing facilities, acquiring facilities or building new ones.

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

We maintain various forms of insurance covering a number of specified and consequential risks and losses arising from insured events under the policies, including securities claims, certain business interruptions and claims for damage and loss caused by certain natural disasters, such as earthquakes, floods and windstorms. Our existing property and liability insurance coverage contains various exclusions and limitations on coverage. In some previous insurance policy renewals, we have acceded to larger premiums, self-insured retentions and deductibles. We may also be subject to additional exclusions and limitations on coverage in future insurance policy renewals. There can be no assurance that the insurance policies we have in place are or will be sufficient to cover all potential losses we may incur. In addition, due to changes in our circumstances and in the global insurance market, insurance coverage may not continue to be available to us on terms we consider commercially reasonable or sufficient to cover multiple large claims. For example, as a result of increasing frequency and/or severity of weather-related and other natural disasters stemming from climate change, insurers have begun to reduce or eliminate coverage they offer in regions that are more significantly exposed to climate-related events. Therefore, we may be unable to obtain coverage relating to facilities and operations in vulnerable areas in a commercially reasonable manner or at all.

We depend on a limited number of suppliers for certain key raw materials. The loss of one of these suppliers or the failure of any of them to meet contractual obligations to us could have a material adverse effect on our business.

Colombia and the United States are among the preferred sources for the coal consumed in the production of silicon metal and silicon-based alloys, and the vast majority of producers source coal from these two countries. In the year ended December 31, 2024, approximately 61% of our coal was purchased from third parties. Of our third-party purchases, approximately 85% came from Colombia.

Additionally, the majority of the manganese ore we purchase comes from suppliers located in South Africa and Gabon. We do not control these third-party suppliers and must rely on them to perform in accordance with the terms of their contracts. If these suppliers fail to provide us with the required raw materials in a timely manner, or at all, or if the quantity or quality of the materials they provide is lower than that contractually agreed, we may not be able to procure adequate supplies of raw materials from alternative sources on comparable terms, or at all, which could have a material adverse effect on our business, results of operations and financial condition. In addition, since many suppliers of these raw materials are located in the same region, if a natural disaster or event affected one of these regions it is likely alternative sources would also be similarly affected.

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

Other equipment may not continue to perform as it has in the past or as it is expected to perform. A major equipment failure due to wear and tear, latent defect, design error or operator error, early obsolescence, natural disaster or other force majeure event could cause significant losses in operational capacity. Repairs following such failures could require us to incur capital expenditures and other costs. Such major failures also could result in damage to the environment or damages and harm to third parties or the public, which could expose us to significant liability. Such costs and liabilities could adversely affect our business, results of operations and financial condition.

We depend on proprietary manufacturing processes and software. These processes may not yield the cost savings that we anticipate and our proprietary technology may be challenged or become obsolete before our intellectual property rights expire.

We rely on proprietary technologies and technical capabilities in order to compete effectively and produce high quality silicon metal and silicon-based alloys, including:

●	computerized technology that monitors and controls production furnaces;
●	electrode technology and operational know-how;
●	metallurgical processes for the production of solar-grade silicon metal;
●	production software that monitors the introduction of additives to alloys, allowing the precise formulation of the chemical composition of products; and
●	flowcaster equipment, which maintains certain characteristics of silicon-based alloys as they are cast.

We are subject to a risk that:

●	we may not have sufficient funds to develop new technology and to implement effectively our technologies as competitors improve their processes;
●	if implemented, our technologies may not work as planned;
●	our proprietary technologies may become obsolete, including if they are not implemented in a timely manner compared to our competitors; and
●	our proprietary technologies may be challenged and we may not be able to protect our rights to these technologies.

Patent or other intellectual property infringement claims may be asserted against us by a competitor or others. Our intellectual property rights will not be enforceable after their regular expiration and, even prior to such expiration, may be deemed unenforceable on other grounds and may not enable us to prevent others from developing and marketing competitive products or methods. An infringement action against us may require the diversion of substantial funds from our operations and may require management to expend efforts that might otherwise be devoted to operations. A successful challenge to the validity of any of our patents may subject us to a significant award of damages, and may oblige us to secure licenses of others’ intellectual property, which could have a material adverse effect on our business, results of operations and financial condition.

We also rely on trade secrets, know-how and continuing technological advancement to maintain our competitive position. We may not be able to effectively protect our rights to unpatented trade secrets and know-how.

Ferroglobe PLC is a holding company whose principal source of revenue is the income received from its subsidiaries which may impact our ability to pay dividends.

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

Specifically, we have invested in the construction of a factory to produce high purity silicon metal through a technology developed and patented by the Company. We believe the technology presents several advantages when compared to competitors’ processes. This high purity silicon could be used for several applications, including advanced ceramics, fillers for semiconductors, special alloys or li-ion batteries. The most promising market is the silicon for the anode of batteries, whose development depends on the validation of the Si/C composites in the new generation of battery cells for electric vehicles (“EVs”). This is a long process and silicon might not deliver the expected results in terms of capacity, cyclability, fast-charging or safety. There could also be new emerging technologies such as solid-state batteries with lithium metal anode that could phase out the use of silicon in the anode.

Risks Related to Legal, Compliance and Regulations

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

We are also required to obtain permits from governmental authorities for certain operations, and to comply with related laws and regulations. We may not have been and may not always be in full compliance with such permits and related laws and regulations. If we violate or fail to comply with these permits and related laws and regulations, we could be subject to penalties, restrictions on operations or other sanctions, obligations to install or upgrade pollution control equipment and legal claims, including for alleged personal injury or property or environmental damages. Such liability could adversely affect our reputation, business, results of operations and financial condition. In addition, in the context of an investigation, regulatory authorities may require us to make technology upgrades to our facilities that could result in material capital expenses. For example, in August 2023, the Company resolved two Notices of Violation/Findings of Violation (“NOV/FOV”) from the U.S. federal government that alleged numerous violations of the Clean Air Act relating to the Company’s Beverly, Ohio facility. [See “Item 8.A.—Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings” for additional information.] The Beverly facility is also located in an area currently designated as Non-Attainment for the one-hour SO2 National Ambient Air Quality Standards (“NAAQS”). The Company has entered into a Director’s Final Findings & Order (“DFFOs”) with the Ohio Environmental Protection Agency (“OEPA”) imposing facility-wide SO2 emission limits tin connection with the SO2 NAAQS. In May 2023, OEPA submitted an attainment demonstration to the United States Environmental Protection Agency (“EPA”), demonstrating that the state’s DFFOs ensured compliance with the SO2 NAAQS. In September 2023, the EPA issued a final rule approving OEPA’s attainment demonstration. Under this final rule and the DFFOs, the Company must perform additional flow testing at the Beverly facility to verify certain inputs to the NAAQS modeling used to demonstrate attainment with the SO2 NAAQS. The test was completed on June 27, 2024, followed by OEPA's and USEPA's approval of the results. We are currently waiting for OEPA to submit the request to USEPA for final approval of the attainment request, which should happen before the end of 2025.

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

Under certain environmental laws, we could be required to remediate or be held responsible for the costs relating to contamination of our or our predecessors’ past or present facilities and at third party waste disposal sites. We could also be held liable under these environmental laws for sending or arranging for hazardous substances to be sent to third party disposal or treatment facilities if such facilities are found to be contaminated. Under these laws we could be held liable even if we did not know of, or did not cause, such contamination, or even if we never owned or operated the contaminated disposal or treatment facility.

Additionally, environmental laws are complex, change frequently and are likely to become more stringent in the future. Because environmental laws and regulations are becoming more stringent and new environmental laws and regulations are continuously being enacted or proposed, such as those relating to greenhouse gas emissions and climate change, the level of expenditures required for environmental matters could increase in the future. Future legislative action and regulatory initiatives could result in changes to operating permits, additional remedial actions, material changes in operations, increased capital expenditures and operating costs, increased costs of the goods we sell, and decreased demand for our products that cannot be assessed with certainty at this time.

Therefore, our costs of complying with current and future environmental laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances may adversely affect our business, results of operations and financial condition.

Compliance with existing and proposed laws and regulations relating to greenhouse gas emissions and climate change could adversely affect our performance.

There are a variety of laws and regulations in place or being considered at the international, federal, regional, state and local levels of government that restrict or propose to restrict and impose costs on emissions of carbon dioxide and other greenhouse gases (“GHGs”). These legislative and regulatory developments may cause us to incur material costs if we are required to reduce or offset greenhouse gas emissions, or to purchase emission credits or allowances, and may result in a material increase in our energy costs due to additional regulation of power generators.

Under current European Union legislation, all industrial sites are subject to a GHG emissions cap-and-trade program, the EU Emissions Trading System, pursuant to which every facility with GHG emissions is required to purchase emissions allowances in the market system to the extent its emissions exceed an applicable threshold, which is determined by its industry. Through 2024, our applicable emissions threshold has been largely sufficient for our business, limiting our need to purchase emissions allowances and the impact of any associated costs on our business. However, recent changes to regulations have and could continue to reduce the allocation of free allowances and may require us to make significant purchases of emissions rights in the market in the future. Also, certain Canadian provinces have implemented GHG emissions cap-and-trade programs. As a result, our facilities in Canada may be required to purchase emission credits in the future in the market, which could result in material costs to the Company. In addition, increased compliance costs, additional operating restrictions for our business and an increase in the cost of the products we produce could have a material adverse effect on our financial position, results of operations and liquidity.

In the United States, the Biden administration placed a greater emphasis on regulating GHG emissions than prior administrations, although no proposed regulations were enacted. However, carbon taxes, clean energy standards, carbon offsets, and a nationwide U.S. GHG emissions cap-and-trade program have been periodically explored by the U.S. government. In addition, certain state governments have enacted legislation creating mandatory regional or state-level GHG emissions cap-and-trade programs, and similar regulations may be applicable to our operations in the future. Although it is impossible to predict whether such regulations will be enacted or what form such action may take, any such action may result in materially increased compliance costs, additional operating restrictions for our business and an increase in the cost of the products we produce, which could have a material adverse effect on our financial position, results of operations and liquidity.

Climate change, sustainability regulations and Company initiatives, including our environmental commitments associated with our decarbonization plan, could place additional burden on us and our operations.

We may face increased climate-related regulation as well as expectations from our stakeholders to take actions beyond regulatory requirements to minimize our impact on the environment and mitigate climate change-related effects. The mining and metals sector contributes directly to greenhouse gas emissions and continues to be subject to increasingly stringent GHG emissions reduction regulations. In order to address such regulations, we may be required to adapt our production processes or purchase additional equipment or carbon offsets, leading to increased costs. In 2024, the Company articulated certain decarbonization actions, and committed to reducing our Scope 1 and Scope 2 carbon-specific emissions by at least 26% by 2030 from a 2020 baseline.

The Company’s project to decarbonize the metallurgical silicon production process is expected to require a projected capital expenditure investment of more than €28 million ($29.1 million) for the construction of a biocarbon plant at our Sabón plant, only part of which we may be able to fund via government grants or other support, such as a grant for €11.7 million ($12.2 million) obtained from the Ministry of Industry and Tourism of the Government of Spain, as part of the Strategic Project (PERTE) for Industrial Decarbonization. The goal of the project is to produce our own biocarbon to replace fossil carbon and reduce the carbon footprint. The plant is expected to be operational in 2026.

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

In the context of efforts to transition to a lower-carbon economy, we will likely be exposed to further policy, legal, technological, and market transition risks. If we do not respond to these risks effectively or if our efforts are lower than our peers, we may suffer reputational risks which may lead to financial repercussions such as a decrease in share price or demand for our products.

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

Operating globally requires us to comply with the laws and regulations of various jurisdictions. In particular, our international operations are subject to anti-corruption laws, most notably the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”) and the U.K. Bribery Act of 2010 (the “Bribery Act”), international trade sanctions programs, most notably those administered by the U.N., U.S. and European Union, anti-money laundering laws and regulations, and laws against human trafficking and slavery, most notably the U.K. Modern Slavery Act 2015 (“Modern Slavery Act”).

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

For its part, the Modern Slavery Act requires any commercial organization that carries on a business or part of a business in the U.K which (i) supplies goods or services and (ii) has an annual global turnover of £36 million to prepare a slavery and human trafficking statement for each financial year ending on or after March 31, 2016. In this statement, the commercial organization must set out the steps it has taken to ensure there is no modern slavery in its own business and its supply chain, or provide an appropriate negative statement. The U.K. Secretary of State may enforce this duty by means of civil proceedings. The nature of our operations and the regions in which we operate may make it difficult or impossible for us to detect all incidents of modern slavery in certain of our supply chains. Any failure in this regard would not violate the Modern Slavery Act per se, but could have a significant impact on our reputation and consequently on our ability to win future business.

We seek to build and continuously improve our systems of internal controls and to remedy any weaknesses identified. As part of our efforts to comply with all applicable law and regulation, we maintain a global ethics and compliance program based around our Code of Conduct. However, we cannot be certain that our policies and procedures will be followed at all times or that we will prevent or timely detect violations of applicable laws, regulations or policies by our personnel, partners or suppliers. Any actual or alleged failure to comply with applicable laws or regulations could lead to material liabilities not covered by insurance or other significant losses, which in turn could have a material adverse effect on our business, results of operations, and financial condition.

Any failure to procure, renew or maintain necessary governmental permits, including environmental permits and concessions to operate our hydropower plants, or any delays relating thereto, could adversely affect our results of operations.

The operation of our hydropower plants is highly regulated, requires various governmental permits, including environmental permits and concessions, and may be subject to the imposition of changing or increasingly stringent conditions by governmental or regulatory authorities. We may be unable to maintain compliance with the conditions prescribed in such permits and concessions or obtain permits essential to our operations, and the imposition of increasingly stringent conditions could impair our ability to operate our plants. If we fail to satisfy the conditions of, or comply with the operating conditions imposed by governmental authorities in, our permits or concessions, or fail to comply with other restrictions imposed by other applicable statutory or regulatory requirements, we may face enforcement action and be subject to fines, penalties or additional costs or revocation of such permits or concessions. Any failure to procure, renew or abide by necessary permits and concessions would adversely affect the operation of our hydropower plants.

Changes in laws, rules or regulations relating to data privacy and security, or any actual or perceived failure by us to comply with such laws, rules, regulations and standards, or contractual or other obligations relating to data privacy and security, could result in claims, changes to our business practices, penalties and increased cost of operations and could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.

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

Internationally, laws, regulations and standards in many jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, the EU General Data Protection Regulation (“GDPR”), which became effective in May 2018, greatly increased the European Commission’s jurisdictional reach of its laws and adds a broad array of requirements for handling personal data. EU Member States are tasked under the GDPR to enact, and to have enacted, certain implementing legislation that adds to and/or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU Member States and Switzerland (via its Federal Data Protection Act) governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates (and the obligations of sponsors of clinical trials acting as data controllers), the transfer of personal data out of the European Economic Area (“EEA”), the notification of security breaches and the security and confidentiality of personal data. The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or EUR 20 million, whichever is greater. The GDPR also applies to our key business partners, CROs and service providers, whether or not they are located in Europe, with which we share personal data subject to the GDPR. Additionally, we also are subject to the U.K. General Data Protection Regulation (“U.K. GDPR”) (i.e., a version of the GDPR as implemented into U.K. law), exposing us to two parallel regimes with potentially divergent interpretations and enforcement actions for certain violations. While the European Commission issued an adequacy decision intended to last for at least four years in respect of the U.K.’s data protection framework, enabling data transfers from EU Member States to the U.K. to continue without requiring organizations to put in place contractual or other measures in order to lawfully transfer personal data between the territories, the relationship between the U.K. and the EU in relation to certain aspects of data privacy and security law remains unclear. Although we do not have material operations in the U.K., we cannot rule out potential disruptions in relation to the clinical regulatory framework applicable to our clinical studies in the U.K., and to data privacy and security rules with respect to personal data sharing with vendors and clinical investigators in the U.K., and we cannot predict future implications.

All of these evolving compliance and operational requirements impose significant costs, which are likely to increase over time.

Risks Related to Economics and Politics

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

Among other policies in recent years, the Venezuelan government has continuously devalued the Bolívar. The resulting inflation has devastated the country, which is experiencing all manner of shortages of basic materials and other goods and difficulties in importing raw materials. In 2016, we idled our Venezuelan operations and sought to determine the recoverable value of the long-lived assets there. We concluded that the costs to dispose of the facility exceeded the fair value of the assets, primarily due to political and financial instability in Venezuela. Accordingly, we wrote down the full value of our Venezuelan facilities. However, our inability to generate cash in that market may cause us to default on some of our obligations there in the future, which may result in administrative intervention or other consequences. In addition, in the recent past the Venezuelan government has threatened to nationalize certain businesses and industries, which could result in a loss of our Venezuelan facilities for no consideration. If the social, political and economic conditions in Venezuela continue as they are, or worsen, our business, results of operations and financial condition could be adversely affected. Venezuela net assets value were immaterial as of December 31, 2024 and 2023, respectively. There were no sales for the years ended December 31, 2024, 2023 and 2022, respectively.

We are exposed to foreign currency exchange risk and our business and results of operations may be negatively affected by the fluctuation of different currencies.

We transact business in numerous countries around the world and a significant portion of our business entails cross border purchasing and sales. Our sales made in a particular currency do not exactly match the amount of our purchases in such currency. We prepare our consolidated financial statements in USD, while the financial statements of each of our subsidiaries are prepared in the respective entity’s functional currency. Accordingly, our revenues and earnings are continuously affected by fluctuations in foreign currency exchange rates. For example, in instances when our sales made in USD exceed the amount of our purchases made in USD, the appreciation of certain currencies (like the Euro or the ZAR) against the USD would tend to have an adverse effect on our costs. Such adverse movements in relevant exchange rates could have a material adverse effect on our business, results of operations and financial condition.

We are impacted by the ongoing military conflict between Russia and Ukraine. Our business may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

Global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the continuation of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported and the conflict continued in 2023 and 2024. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could continue to lead to market disruptions, including significant volatility in commodity and energy prices, credit and capital markets, as well as supply chain interruptions.

Russia and Ukraine are meaningful producers of silicon metal, silicon alloys and manganese based alloys, and are also significant suppliers of raw materials for our business and industry. The inability of Russian and Ukrainian producers to meet their customer obligations has created tightness in the market. Likewise, we have previously relied on a number of inputs from Russia and the Commonwealth of Independent States region, including metallurgical coke, anthracite and carbon and graphite electrodes. In response to the ongoing conflict, we have diversified away from these regions. However, our ability to continue to procure these necessary inputs is not certain and could adversely impact our operations.

Additionally, Russia’s prior annexation of Crimea, its recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic and the non-government-controlled areas of Zaporizhzhia and Kherson in Ukraine, including an agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication (“SWIFT”) payment system, an expansive ban on imports and exports of products to and from Russia and a ban on exportation of U.S denominated banknotes to Russia or persons located there. Additional potential sanctions, export controls and penalties have also been proposed and/or threatened. Russian military actions, the resulting sanctions and Russian counter measures or retaliatory actions (including cyberattacks and espionage) have adversely affected and are likely to continue to adversely affect the global economy and financial markets and lead to further instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds. In addition, several countries have provided support to Ukraine, such as the supply of financial resources, weapons and equipment, as well as other humanitarian aid, which may lead to broadening or internationalization of the conflict. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial.

Management continually tracks developments in the conflict in Ukraine and is committed to actively managing our response to potential disruptions to the business, but can provide no assurance that the conflict in Ukraine or other ongoing headwinds will not have a material adverse effect on our business, operations and financial results.

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

New tariffs and duties imposed by certain governments, including the United States, the European Union and others, could have a material adverse effect on our results of operations.

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

In January 2022, the tariffs on steel and aluminum from the EU were replaced by “tariff-rate quotas”, which allow a certain volume of imports to enter without the additional tariffs, but impose a 25% tariff on steel imports and a 10% tariff on aluminum imports exceeding the quota amount. Similar arrangements to replace the steel and aluminum tariffs with tariff-rate quotas were implemented for Japan and the U.K. in April and June 2022, respectively.

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

In April 2025, the Trump administration announced proposed changes to its international trading policies, including the introduction of a new tariff system. Implementation of certain of these tariffs has since been selectively paused pending negotiations, which remain ongoing as of the date of this Annual Report.

Any broader “trade war” resulting from the imposition of tariffs could have a significant adverse effect on world trade and the world economy. To date, tariffs have not affected our business to a material degree.

Recent government actions and regulations, such as export restrictions, tariffs, and other trade protection measures could adversely affect our business.

Ferroglobe imports and sells products worldwide, which could expose the Company to recent trade policy dynamics of the U.S. and other countries. As a result, changing government policies could have a material adverse effect on our business, financial condition, and operating results.

As of the date of this Annual Report, the full scope remains unclear as to what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of additional tariffs on goods imported into the U.S., tax policy related to international commerce, increased export control, sanctions and investment restrictions, or other trade matters. The new trade policies being progressively implemented by the new administration in the U.S. are creating a host of unpredictable reactions among trading partners. The full scope and timing of these actions is currently indeterminable.

Impacts may include the price of raw materials, responsive or retaliatory actions from governments, such as retaliatory tariffs on imports into Ferroglobe’s foreign markets from the U.S., and the opportunity for competitors - not subject to such changes - to establish a presence in markets where Ferroglobe participates. It could also have a significant impact on our operations. Today, the fluid governmental policy decisions and their impact, whether direct or indirect, remain unclear.

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

High leverage may make it difficult for us to service our debt and operate our business.

Although the Company completed a full redemption of its Reinstated Senior Notes in 2024, high leverage has in the past had, and in the future could have, important consequences, including:

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

Our ability to service our indebtedness at any given time depends on our performance, including continued positive results and liquidity, which is affected by prevailing economic conditions and financial, business, regulatory and other factors, including the military conflicts in Ukraine and the Middle East. Many of these factors are beyond our control. We may not be able to generate enough cash flow from operations or obtain enough capital to service our indebtedness or fund our planned capital expenditures. If we cannot service our indebtedness and meet our other obligations and commitments, we might be required to refinance our indebtedness, obtain additional financing, delay planned capital expenditures or dispose of assets to obtain funds for such purposes. We cannot assure you that any refinancing or asset dispositions could be effected on a timely basis or on satisfactory terms, if at all, or would be permitted by the terms of our outstanding debt instruments.

We have experienced past losses and cannot assure you that we will be profitable in the future.

Our business has historically been subject to fluctuations in the prices of our products and the market demand for them, caused by general and regional economic cycles, raw material and energy price fluctuations, competition and other factors. The Company reported positive net results for the years ended December 31, 2024, 2023 and 2022, respectively, following a period of losses. Because of the numerous uncertainties and risks inherent in our industry, we are unable to ensure that such profitability will continue into the future.

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

Furthermore, applicable law and contractual arrangements from time to time impose restrictions on certain of our subsidiaries’ ability to make payments to Ferroglobe PLC and other entities within the Group, which could impact our ability to service and pay our obligations as they mature or to fund our liquidity needs.

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

Our principal shareholder, Grupo VM, has, and will continue to have, directly or indirectly, the power, among other things, to affect our legal and capital structure and the composition of our board and executive management team. Grupo VM owns shares representing 36.2% of the aggregate voting power of our capital stock. So long as Grupo VM retains its voting power, as well as its representation on the Board, Grupo VM will have significant influence over the outcome of any corporate transaction or other matters submitted to our shareholders for approval. Grupo VM is likely to be able to block any such matter, including ordinary resolutions, which, under English law, require approval by a majority of outstanding shares cast in the vote. Grupo VM will also be able to block special resolutions, which, under English law, require approval by the holders of at least 75% of the outstanding shares entitled to vote and voting on the resolution, such as an amendment of the Articles or the exclusion of preemptive rights.

Grupo VM has pledged most of its shares in our company to secure a loan from Tyrus Capital (“Tyrus”).

Grupo VM has guaranteed its obligations pursuant to a credit agreement (the “GVM Credit Agreement”) with respect to a loan granted to Grupo VM by Tyrus Capital (“GVM Loan”). In addition, Grupo VM has entered into a security and pledge agreement (the “GVM Pledge Agreement”), with Tyrus pursuant to which Grupo VM agreed to pledge most of its shares to Tyrus to secure the outstanding GVM Loan.

In the event Grupo VM defaults under the GVM Credit Agreement, Tyrus may foreclose on the shares subject to the pledge which could then impact the Company’s share price.

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

Significant sales of our ordinary shares, or the perception that significant sales thereof may occur in the future, could adversely affect the market price of our ordinary shares.

Sales of substantial amounts of our ordinary shares in the public market, and the availability of shares for future sale could adversely affect the prevailing market price of our ordinary shares and could cause the market price of our ordinary shares to remain low for a substantial amount of time.

The Company may be restricted or unable to pay cash dividends in the future.

Although the Company has paid in the past, and is currently paying dividends, the payment of any future dividends is subject to any then-applicable financial covenants that could in the future restrict the payment of dividends or the repurchase of our shares. The payment of dividends now and prospectively depends at all times on, among other matters, our results of operations and financial condition and on such other factors as our Board of Directors may, in their discretion, consider relevant.

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

As a foreign private issuer, we are subject to different U.S. securities laws and Nasdaq governance standards than U.S. domestic issuers. The rules and standards applicable to foreign private issuers may afford relatively less protection to holders of our ordinary shares, who may not receive all corporate and company information and disclosures they are accustomed to receiving or in a manner to which they are accustomed.

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

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as our Company, may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), the Diverse Board Representation Rule (Rule 5605(f)) and the Board Diversity Disclosure Rule (Rule 5606) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). We are permitted to follow certain corporate governance rules that conform to U.K. requirements in lieu of many of the Nasdaq corporate governance rules, and we intend to continue complying with the Nasdaq corporate governance rules applicable to foreign private issuers. Accordingly, our shareholders will not have the same protections afforded to stockholders of U.S. companies that are subject to all of the corporate governance requirements of Nasdaq.

We may lose our foreign private issuer status, which would then require us to comply with the U.S. Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2025 (or the end of our second fiscal quarter in any subsequent fiscal year), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2026 (or the first day of the fiscal year immediately succeeding the end of such second quarter). We would lose our current status as a foreign private issuer, if (a) a majority of our ordinary shares are either directly or indirectly owned of record by residents of the U.S. and (b) (i) a majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50 percent of our assets are located in the U.S. or (iii) our business is administered principally in the U.S.. If we lost this status, we would be required to comply with the U.S. Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We would also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we were required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting. Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud, among other objectives. Any failure to implement any required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2020, we identified material weaknesses in our internal control over financial reporting, one of which was not fully remediated as of December 31, 2024. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or any testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting, which are deemed to be material weaknesses or that may require prospective or retroactive changes to our consolidated financial statements or identify other areas for further attention or improvement.

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

English law provides that a board of directors may only allot shares (or rights or convertible into shares) with the prior authorization of shareholders, such authorization being up to the aggregate nominal amount of shares and for a maximum period of five years, each as specified in the Articles or relevant shareholder resolution. The Articles authorize the allotment of additional shares for a period of five years from October 26, 2017 (being the date of the adoption of the Articles), which authorization needed to be renewed upon expiration (i.e., at least every five years). Authorizations may also be sought more frequently for additional five-year terms (or any shorter period). The initial authorization was renewed by the 2022 Annual General Meeting (“AGM”) for an additional five years.

English law also generally provides shareholders with preemptive rights when new shares are issued for cash. However, it is possible for the articles of association, or for shareholders acting in a general meeting, to exclude preemptive rights. Such an exclusion of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the exclusion is contained in the articles of association, or from the date of the shareholder resolution, if the exclusion is by shareholder resolution. In either case, this exclusion would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). The Articles excluded preemptive rights for a period of five years from October 26, 2017, which exclusion needed to be renewed upon expiration (i.e., at least every five years),

Authorizations may also be sought more frequently for additional five-year terms (or any shorter period). The initial exclusion was renewed by the 2022 AGM for an additional five years.

English law also generally prohibits a public company from repurchasing its own shares without the prior approval of shareholders by ordinary resolution (i.e., a resolution passed by a simple majority of votes cast) and other formalities. As an English company listed on Nasdaq, we may not purchase our shares except where our shareholders have approved our doing so by ordinary resolution (and with a maximum duration of such approval of five years). At the AGM held in June 2024, the Company’s shareholders approved a share buyback program for the repurchase of up to 37.8 million shares over a five-year period.

Future allotment authorizations, exclusions of preemptive rights or share buyback programs may not be approved, which could limit our flexibility in managing our capital structure.

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

Pillar One and Pillar Two legislation

The latest developments by the OECD in tax matters are the so-called Pillar One and Pillar Two rules. Under Pillar One, the OECD intends to set up the foundations for allocating to the market jurisdiction (i) non-routine profit; (ii) a fixed remuneration based on the Arm´s length Principle for baseline distribution and marketing functions; and (iii) an additional profit where in-country functions exceed the base-line activity already compensated. In principle, our business is not in scope of this measure as it refers to raw materials and commodities and this kind of business is excluded under the current drafting of the paper. Additionally, the measure would apply to multinational entities with revenues exceeding EUR20 billion and a profitability greater than 10%, which would exclude our company from its application.

Then, Pillar Two rules, also called the GloBE (Global Anti-Base Erosion proposal) rules consist of setting a minimum rate of taxation, giving the countries the right to apply a “top up” tax where jurisdictional profit is taxed at a rate below the minimum 15% rate. This top up tax is to be collected through several avenues: (i) domestic minimum taxes in local jurisdictions; (ii) the income inclusion rule, charging top up tax in the ultimate parent jurisdiction (or in some cases, in the jurisdiction of an intermediary holding company); (iii) an undertaxed profit rule charging top up tax on profits which are not within the scope of any territory’s income inclusion or domestic minimum tax rules; (iv) switch over rule in the double tax treaties to allow the jurisdiction of residence to switch from exemption to credit method when the profit of a permanent establishment is taxed below the minimum rate; and (v) a subject to tax rule to allow withholding tax or other taxation or adjust eligibility to treaty benefits on payments not subject to the minimum rate.

On June 20, 2023, legislation was substantively enacted which introduced a domestic top-up tax (“DTT”) and multinational top-up tax (“MTT”) as part of Finance (No. 2) Act 2023. On January 15, 2025, the UK’s DTT was confirmed by the OECD, under their Inclusive Framework on BEPS, as being a qualified domestic minimum top-up tax (“QDMTT”) from December 31, 2023. Concurrently, the UK’s MTT was confirmed by the OECD as being a qualified income inclusion rule (“IIR”) from December 31, 2023. The qualifying status is dependent on the OECD Inclusive Framework recognizing it as such, which will be subject to peer review and monitoring.

On December 22, 2022, the EU approved the Minimum Tax Directive (“Pillar Two Directive” or “Pillar Two” or “Directive”). The Directive required Member States to transpose the rules into domestic law by December 31, 2023. The main rule of the Directive, the IIR, became effective on December 31, 2024 with the backstop rule, the undertaxed profit rule (“UTPR”), becoming effective on or after December 31, 2024. The Directive provided the option for Member States to implement a QDMTT that operates to increase the domestic tax liability of in-scope MNE groups within a jurisdiction to the minimum effective tax rate of 15% of profits.

Under Article 33 of the Finance Act for 2024, dated December 29, 2023, France enacted legislation implementing this Directive. The IIR and the QDMTT entered into force for fiscal years initiated on or after December 31, 2023 and was confirmed by the OECD on January 15, 2025. The UTPR is in general terms entering into force for fiscal years initiated on or after December 31, 2024.

On December 21, 2024, Spain enacted legislation implementing Pillar Two into domestic law. The legislation closely follows the EU Minimum Taxation Directive and introduces a QDMTT and an IIR for reporting years starting on or after December 31, 2023. The qualified status of the IIR and DTT for Spain has yet to be confirmed the OECD. The Directive also introduces a UTPR for reporting years starting on or after December 31, 2024. Additionally, the legislation includes a Transitional Country-by-Country (“CbCR”) Safe Harbor, a Safe Harbor for QDMTT, and a Transitional UTPR Safe Harbor.

Other jurisdictions where the Ferroglobe group is present like Canada, South Africa and Norway have also implemented the IRR, UTPR and QDMTT in general terms with effects on fiscal years starting on or after January 1, 2024. The Company also operates in the United States, which has not implemented Pillar Two legislation as of the date of this annual report. In summary, the Ferroglobe group is subject to the global minimum top-up tax under Pillar Two tax legislation in U.K.,

Spain, France, Norway and Canada. In particular, QDMTT and IRR applies in the U.K., France, Spain, Norway and South Africa on fiscal years beginning on or after December 31, 2023. UTPR applies in Spain, and France starting on or after December 31, 2024. U.K., Spain, France, Canada and Norway have implemented into their legislations transitional CbCR safe harbor provisions. South Africa has not, and therefore general reference to the OECD GloBe rules apply.

The group has performed the transitional CbCR safe harbor analysis using fiscal year 2023 financial statements and the qualified Country-by-Country Reporting data using the rules in force in the UK, which are deemed qualified transitional safe harbor rules as per resolution from the OECD The group satisfies the requirements to be relieved from the full GloBe Rules analysis as to fiscal year 2023, with no resulting Pillar Two taxation. Additionally, the transitional safe harbor analysis has also been completed with the available data for fiscal year 2024 at the time of the preparation and filing of this report. With the interim data used, which is not data from the qualified Country-by-Country Reporting yet since certain countries are still pending to complete their respective statutory audit, the group satisfies the requirements of at least one of the safe harbors per jurisdiction, thus not resulting in QDMTT or IRR payable in any of the jurisdictions where the group is present.

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

Legislation commonly known as the Tax Cuts and Jobs Act (the “TCJA”) was enacted on December 22, 2017, and introduced significant changes to the U.S. federal tax code. These changes included a reduction in the federal corporate income tax rate from 35% to 21%, the introduction of a base erosion and anti-abuse tax (“BEAT”), modifications to the U.S. taxation of foreign earnings, and adjustments to the timing of income and expense recognition and the deductibility of certain business expenses.

Since the TCJA’s enactment, we have continued to evaluate its impact on our business as regulations and administrative guidance have evolved. As of December 31, 2024, we have not identified any material adverse effects on the taxation of our U.S. operations resulting from the TCJA or subsequent clarifying rules issued by the Treasury Department and the Internal Revenue Service.

With the recent re-election of President Trump and a renewed focus on maintaining and potentially expanding elements of the TCJA, further changes to U.S. tax policy may occur, including extensions of key TCJA provisions that are set to expire in the coming years. Any such changes could affect our tax position, compliance obligations, or future effective tax rate.

This Annual Report does not discuss in detail the TCJA or other potential changes in U.S. tax law or policy and how they may affect us or our stockholders. We encourage you to consult with your own legal and tax advisors regarding U.S. tax law and the potential tax consequences of investing in our shares.

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

ITEM 4.       INFORMATION ON THE COMPANY

A.    History and Development of the Company

Ferroglobe PLC

Ferroglobe PLC, initially named VeloNewco Limited, was incorporated under the U.K. Companies Act 2006 as a private limited liability company in the United Kingdom on February 5, 2015. The Company was a wholly-owned subsidiary of Grupo Villar Mir (“Grupo VM”). On October 16, 2015, VeloNewco Limited re-registered as a public limited company. As a result of the Business Combination, which was completed on December 23, 2015, Ferroglobe Spain Metals and Ferroglobe USA (formerly FerroAtlántica and Globe, respectively) merged through corporate transactions to create Ferroglobe PLC, one of the largest producers worldwide of silicon metal and silicon and manganese-based alloys. To effect the Business Combination, Ferroglobe acquired from Grupo VM all of the issued and outstanding ordinary shares, par value €1,000 per share, of Ferroglobe Spain Metals in exchange for 98,078,161 newly issued Class A Ordinary Shares, nominal value $7.50 per share, of Ferroglobe, after which Ferroglobe Spain Metals became a wholly-owned subsidiary of Ferroglobe. Immediately thereafter, Gordon Merger Sub, Inc., a wholly-owned subsidiary of Ferroglobe, merged with and into Ferroglobe USA Inc., and each outstanding share of common stock, par value $0.0001 per share, was converted into the right to receive one newly-issued ordinary share, nominal value $7.50 per share, of Ferroglobe. After these steps, Ferroglobe issued, in total, 171,838,153 shares, out of which 98,078,161 shares were issued to Grupo VM and 73,759,992 were issued to the former Globe shareholders. Our ordinary shares are currently traded on the Nasdaq under the symbol “GSM.”

On June 22, 2016, we completed a reduction of our share capital, as a result of which the nominal value of each share was reduced from $7.50 to $0.01, with the amount of the capital reduction being credited to distributable reserves.

On August 21, 2018, we announced a share repurchase program, which provided authorization to purchase up to $20,000 thousand of our ordinary shares in the period ending December 31, 2018. On November 7, 2018, we completed the repurchase program, acquiring 2,894,049 ordinary shares for a total consideration of $20,100 thousand, including applicable stamp duty. The average price paid per share was $6.89. The share repurchase program resulted in 1,152,958 ordinary shares purchased and cancelled and 1,741,091 ordinary shares purchased into treasury.

On July 29, 2021, upon the closing of the refinancing of our senior notes, the Company issued 8,918,618 new ordinary shares to Rubric Capital Management LP on behalf of certain managed or sub-managed funds and accounts and Grupo Villar Mir, S.A.U for a total issued share capital of $40,000 thousand, 1,900,000 shares as a work fee and 7,013,872 shares to bondholders related to the financing transactions.

On October 6, 2021, the Company entered into an equity distribution agreement (the “Equity Distribution Agreement”) with B. Riley Securities, Inc. and Cantor Fitzgerald & Co. relating to the ordinary shares of Ferroglobe PLC. The Company had the ability to offer and sell ordinary shares having an aggregate offering price of up to $100,000,000 from time to time through B. Riley Securities, Inc. and Cantor Fitzgerald & Co. as our sales agents. In 2021, the Company sold 186,053 ordinary shares under the Equity Distribution Agreement, for net proceeds of $1,400 thousand. The Company did not sell any other securities under this agreement. Effectiveness of the related registration statement, and ability to sell additional ordinary shares under the Equity Distribution Agreement, expired on June 15, 2024.

During 2023 and 2024, a small number of the ordinary shares held in treasury have been used to satisfy share awards made by the Company to its management team under the Ferroglobe PLC Equity Incentive Plan 2016.

On August 5, 2024, the Company announced a five-year share repurchase program approved by the board and shareholders at the June 2024 annual general meeting. The approval covers up to 37.8 million shares. As of December 31, 2024, the Company had repurchased 598,207 shares for a total consideration of $2.4 million at an average price of $4.06 per share. see “Item 16.E.—Purchase of Equity Securities by the Issuer and Affiliated Purchasers.”

The number of ordinary shares held as treasury shares as of December 31, 2024, was 1,536,435. See Note 12 Equity to our consolidated financial statements.

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

Our agent for service of process in the United States is Ferroglobe USA, Inc. 1595 Sparling Road, Waterford, OH 45786 Washington Country, United States.

Our Internet address is https://www.ferroglobe.com. The information on our and the SEC website is not a part of, or incorporated by reference into, this document. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at https://www.sec.gov.

Corporate Developments and Capital Expenditures

For a further description of important corporate developments since January 1, 2022, see “Item 18. Financial Statements.” For information regarding the Company’s material commitments for capital expenditures, see “Item 4.B.—Information on the Company—Business Overview.”  For information about the amounts invested in capital expenditures over the last three fiscal years see “Item 5.B.—Liquidity and Capital Resources—Capital Expenditures.” And “Item 5.B.—Liquidity and Capital Resources—Contractual Obligations.

B.    Business Overview

Through its operating subsidiaries, Ferroglobe is one of the world’s largest producers of silicon metal, silicon-based alloys and manganese-based alloys. Additionally, Ferroglobe currently has (i) quartz mining activities in Spain, the United States, Canada, and South Africa, (ii) low-ash metallurgical quality coal mining activities in the United States, and (iii) interests in hydroelectric power in France. Ferroglobe controls a meaningful portion of many of its raw materials and captures, recycles and sells most of the by-products generated in its production processes.

We sell our products to a diverse base of customers worldwide, in a wide range of industries. These industries include aluminum, silicone compounds used in the chemical industry, ductile iron, automotive parts, renewable energy, photovoltaic (solar) cells, electronic semiconductors, electric vehicle batteries and steel, all of which are key elements in the manufacturing of a wide range of industrial and consumer products.

We are able to supply our customers with the broadest range of specialty metals and alloys in the industry from our production centers in North America, Europe, South America, Africa and Asia. Our broad manufacturing platform and flexible capabilities allow us to optimize production and focus on high value-added products most likely to enhance profitability, including the production of customized solutions and high-purity metals to meet specific customer requirements. We also benefit from low operating costs, resulting from our ownership of sources of critical raw materials and the flexibility derived from our ability to alternate production at certain of our furnaces between silicon metal and silicon-based alloy products.

Industry and Market Data

The statements and other information contained below regarding Ferroglobe’s competitive position and market share are based on reports periodically published by leading metals industry consultants and leading metals industry publications and information centers, as well as on the estimates of Ferroglobe’s management.

Ferroglobe’s Competitive Strengths and Strategy

Competitive Strengths

Leading market positions in silicon metal, silicon-based alloys and manganese-based alloys

We are a leading global producer of our core products based on merchant production capacity and maintain the leading market share in certain of our products. The Company has global production capacity for silicon metal of approximately 330,000 metric tons (including 51% of our attributable partnership capacity). We have 66% of the production capacity market share in North America and approximately 25% of the global market share (globally, excluding China), according to management estimates for our industry. In the case of manganese-based alloys, we retain approximately 15% of market share in Europe. We are among the three largest global producers of manganese alloys, excluding those located in China.

Our scale and global presence across five continents allow us to offer a wide range of products to serve a variety of end-markets, including those which we consider to be dynamic, such as the solar, automotive, consumer electronic products, semiconductors, electric vehicle batteries, construction and energy industries. As a result of our market leadership and breadth of products, we possess critical insight into market demand, allowing for more efficient use of our resources and operating capacity. Our ability to source critical, high-quality raw materials from within our Company group promotes operational and financial stability and reduces the need to compete with our competitors for supply. We believe our vertical integration also provides a competitive advantage, allowing us to deliver an enhanced product offering with consistent quality on a cost-efficient basis to our customers.

Global production footprint and reach

Our diversified production base comprises facilities across North America, Europe, South America, South Africa and Asia. We have the capability to produce our core products at multiple facilities, providing a competitive advantage when reacting to changing global demand trends and customer requirements. Furthermore, this broad base ensures reliability for our customers who value timely delivery and consistent product quality. Our diverse production base also enables us to optimize our production plans and shift production to the lowest cost facilities. Most of our production facilities are located close to sources of principal raw materials, key customers or major transport hubs to facilitate delivery of raw materials and distribution of finished products. This enables us to service our customers globally, while optimizing our working capital and aiding our customers to optimize their inventory levels.

Diverse base of high-quality customers across growing industries

We sell our products to customers in more than 40 countries, with our largest customer concentration in North America and Europe. Our products are used in end products spanning a broad range of industries, including solar, personal care and healthcare products, automobile parts, carbon and stainless steel, water pipe, solar, semiconductor, electric vehicle batteries, oil and gas, infrastructure and construction. Although some of these end-markets have growth drivers similar to our own, others are less correlated and offer the benefits of diversification, especially in the areas with secular growth, such solar and EV battery markets. This diversity of products, customers and end-markets provides stability to our business.

Many of our customers, we believe, are leaders in their end-markets and fields. We have built long-lasting relationships with customers based on the breadth and quality of our product offerings and our ability to produce products that meet specific customer requirements. For the years ended December 31, 2024, 2023 and 2022, Ferroglobe’s 10 largest customers accounted for 56.0%, 50.5% and 50.1% of our consolidated sales, respectively. Our customer relationships provide us with stability and visibility into our future volumes and earnings, though we are not reliant on any individual customer or end-market. Our customer relationships, together with our diversified product portfolio, provide us with opportunities to cross-sell new products; for example, by offering silicon-based or manganese-based alloys to existing steelmaking customers.

Flexible and low-cost structure

We believe we have an efficient cost structure, enhanced over time by vertical integration through strategic acquisitions. The largest components of our cost base are raw materials and power. Our relatively low operating costs are primarily a result of our ownership of, and proximity to, sources of raw materials, and our access to attractively priced energy, skilled labor and efficient production processes.

We believe our vertically integrated business model and ownership of sources of raw materials provides us with a cost advantage over our competitors. Moreover, such ownership and the fact that we are not reliant on any single supplier for the remainder of our raw material needs generally ensures a stable, long-term supply of raw materials for our production processes, thereby enhancing operational and financial stability. Transportation costs can be significant in our business; our proximity to sources of raw materials and customers improves logistics and represents another cost advantage. The proximity of our facilities to our customers also enhances our delivery times.

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

We believe our scale, flexibility and global presence enable us to sustain our operations during periods of economic downturn, volatile commodity prices and demand fluctuations.

Stable supply of critical, high quality raw materials

In order to ensure a reliable supply of high-quality raw materials for the production of our metallurgical products, we have invested in strategic acquisitions of sources that supply a meaningful portion of the inputs our manufacturing operations consume. Specifically, we own and operate specialty, low ash, metallurgical quality coal mines in the United States, high purity quartz quarries in the United States, Spain and South Africa, charcoal production units in South Africa, and our Yonvey production facility for carbon electrodes in Ningxia, China. For raw materials needs our subsidiaries cannot meet, we have multiple qualified suppliers in each operating region for each raw material, ensuring reliable access to high-quality raw materials.

Efficient and environmentally friendly by-product usage

We utilize or sell most of the by-products of our manufacturing process, which reduces costs and the environmental impact of our operations. We have developed markets for the by-products generated by our production processes and have transformed our manufacturing operations so that little solid waste disposal is required. By-products not recycled in the manufacturing process are generally sold to companies, which process them for use in a variety of other applications. These materials include: (i) silica fume (also known as microsilica), used as a concrete additive, refractory material and oil well conditioner; (ii) fines - the fine material resulting from crushing lumps; and (iii) dross, which results from the purification process during smelting.

Pioneer in innovation with focus on technological advances and development of next generation products

Our talented workforce has historically developed proprietary technological capabilities and next generation products in-house, which we believe gives us a competitive advantage. In addition to a dedicated R&D division, we have cooperation agreements with various universities and research institutes in Spain, France and other countries around the world. Our R&D achievements include:

●	ELSA electrode — Ferroglobe has internally developed a patented technology for electrodes used in silicon metal furnaces, which it has been able to sell to several major silicon producers globally. This technology, known as the ELSA electrode, improves the energy efficiency in silicon metal production and eliminates contamination from iron. Ferroglobe has granted these producers the right to use the ELSA electrode against payment to Ferroglobe of royalties. Continuous improvements are made to keep this invention state of the art.
●	Silicon for Advanced Technologies — Ferroglobe has deployed its first industrial-scale silicon purification units in Puertollano (Spain) and Montricher (France). The purification process utilizes patented and proprietary technology that is highly industrial, cost-effective, and environmentally friendly. This physical process avoids the use of acid leaching to remove impurities. The resulting high-purity silicon, with a purity level of up to 99.995%, is milled to various sizes tailored to customer specifications. It is designed for a range of high-value applications, including advanced ceramics (such as silicon carbide and silicon nitride), coatings (brazing and sputtering), semiconductors, and more. The sizing is currently done at our Innovation Center in Sabón, Spain.
●	Li-ion batteries — Ferroglobe is leading the next-generation of technology with its development of pure silicon anodes, engineered to revolutionize the Li-ion battery market. The Company produces specialized micro- and submicro-metric silicon grades, designed for optimized integration into anodes with high silicon content. To propel these innovations, Ferroglobe has formed strategic partnerships with select companies and research institutions, focusing on surface treatment processes and electrochemical testing. For example, the Company invested in U.S.-based battery technology company Coreshell, a pioneer in nanocoating solutions for silicon-dominant anodes. Coreshell's groundbreaking technology eliminates the need for graphite, enabling batteries with longer range, faster charging times, and lower costs than when paired with LFP cathodes. This approach also enhances supply chain security and significantly reduces the carbon footprint of batteries. Ferroglobe’s competitive edge lies in its proprietary silicon purification processes and extensive expertise in silicon milling and post-treatment techniques, which are crucial for optimizing electrochemical performance. Beyond silicon-dominant anodes, Ferroglobe supplies high-purity silicon powders for other silicon-based active materials, including Si/C composites and SiOx, further expanding its reach in the battery materials market.

In addition to the above, the Ferroglobe Innovation team continues to research new, innovative projects to create the next generation of batteries.

Experienced management team in the metals and mining industry

We have an experienced management team with extensive knowledge of the global metals, mining and materials industry and a proven track record of developing and managing large-scale operations. Our management team is committed to responding quickly and effectively to macroeconomic and industry developments, identifying and delivering growth opportunities and improving our performance via continuous focus on operational cost control and a disciplined, value-based approach to capital allocation. Our management team is complemented by a skilled operating team with solid technical knowledge of production processes and strong relationships with key customers.

Environmental, Social and Governance (“ESG”) Strategy

In 2024, we continued to develop our ESG Strategy 2022-2026, a roadmap that will enable us to benchmark and assess ourselves on ESG matters, in alignment with the demands of our stakeholders and our industry trends. The ESG Strategy brings us closer to our goal of becoming a relevant player in the development of a sustainable future.

Our strategy is defined by the following four key pillars:

(i)	Strengthening our governance framework;
(ii)	Promoting engagement with our people and local communities in which we operate;

(iii)	Reinforcing the role of sustainability through our value chain; and
(iv)	Improving our environmental footprint to enable materials which are vital for sustainable development.

We will continue to disclose our ESG progress annually in our Global ESG Reports. Our 2024 Global ESG Report will be published in 2025.

In alignment with these pillars and our comprehensive ESG strategy that involves identifying, assessing and managing risks and opportunities across the complete value chain, in 2024, the Company articulated certain decarbonization actions, and committed to reducing our Scope 1 and Scope 2 carbon-specific emissions by at least 26% by 2030 from a 2020 baseline.

Business Strategy

In 2020, we conducted a deep and broad evaluation of our Company with the goal of designing a strategic plan focused on bolstering the long-term competitiveness of the business and returning the Company to profitability by fundamentally changing the way we operate, both operationally and financially. The multi-year turnaround plan we developed impacts all the functional areas of our Company as we seek to drive changes that ensure competitiveness throughout the cycle. Since 2021, the Company has successfully been delivering on its previously disclosed strategic EBITDA improvement projects, yielding positive EBITDA for each of the past three years ended December 31, 2024, 2023 and 2022. These consecutive positive results reflect the Company’s turnaround and commitment to executing its strategic plan, which is driven by the following key areas:

●	Footprint optimization: One of the Company’s core advantages is our large and diverse production platform. While our asset footprint provides flexibility, at times we are restricted in our ability to quickly adapt to changing market conditions due to inherent constraints in curtailing capacity, particularly for shorter durations. Going forward, our goal is to ensure that the operating platform is more flexible and modular so shifts in production, based on needs and relative costs, are incorporated swiftly. Through this value creation driver we aim to shift our capacity footprint by optimizing production to the most competitive assets.
●	Continuous plant efficiency: We will continue to build on the success of our existing key technical metrics (“KTM”) program, which consists of specific initiatives aimed at enhancing our process, minimizing waste, and improving the overall efficiency to drive down costs. The Company maintains a pipeline of initiatives developed through the sharing of best practices among our numerous sites and through new improvements identified by our research and development team. Moreover, we have implemented developing tools to track our key performance indicators in an ongoing effort to improve furnace level performance.
●	Commercial excellence: We have implemented commercial best practices to maximize profitable revenue, aiming at improving and reinforcing our pricing, account management, salesforce effectiveness, and product portfolio and customer focus. We have strengthened our customer relationships by developing a target portfolio prioritization, re-designing our commercial coverage and operating model, and structuring our account planning, with the definition of clear objectives for each of our customers and a sustained focus on long-term partnership building. We have implemented a range of digitally-enabled tools and processes across the entire commercial function, bringing our team’s performance to the next level. Through our new customer relationship management tool, we have reinforced our account management and front-line effectiveness, as well as our customer service and quality management. On pricing, we have redesigned our governance process and introduced new tools to maximize profitability and provide margin transparency for every sale. Furthermore, we have re-designed our product management function, empowering this role to create customer value and act as a consistent source of information and cross-functional coordination.
●	Centralized purchasing: We have adapted our operating model such that our key inputs are purchased centrally to support a culture centered on buying better and spending better. This will enable us to improve our tracking of needs, enhance our ability to schedule purchases and enable us to benefit from bulk purchases. Buying better is a supply-led effort focusing on price and volume allocation, negotiating prices and terms, managing price risks,

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
●	Selling, general and administration expense reduction: During our corporate review, we identified significant opportunities for further cost improvement through permanent cost cutting at our plants and corporate centers. We aim to bolster the overall cost structure at various levels by tracking these costs vigorously and increasing accountability. Through this, we aim to create a culture focused on cost control and discipline for deploying best practices to drive sound spending decisions without compromising our overall performance.
●	Working capital improvement: We have substantially improved our net working capital by establishing targets and improving our supply chain processes. This will allow us to sustain competitive levels of working capital throughout the cycle. While we witnessed elevated working capital due to a slowdown in demand and margin compression, we have been taking measures to correct it and return to previous values.

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

We plan to achieve organic growth by continually enhancing our product capabilities and developing new products to further diversify our portfolio and expand our customer base. We intend to focus our production and sales efforts on high-margin products and end-markets that we consider to have the highest potential for profitability and growth. We will continue to capitalize on our global reach and the diversity of our production base to adapt to changes in market demands, shifting our production and distribution across facilities and between different products as necessary to remain competitive and maximize profitability. We aim to obtain further direct control of key raw materials to secure our long-term access to scarce reserves, which we believe will allow us to continue delivering enhanced products while maintaining our low-cost position. Additionally, we will continue regularly to review our customer contracts to improve their terms and to optimize the balance between selling under long-term agreements and retaining some exposure to spot markets. We intend to maintain pricing that appropriately reflects the value of our products and our level of customer service and, in light of commodity prices and demand fluctuations, may decide to change the weighting of our mix of contracts that are set at fixed prices versus index-based prices, to capitalize on market opportunities and to ensure a profit throughout the cycles.

Maintain low cost position while controlling inputs

We believe we have an efficient cost structure and, going forward, we will seek to further reduce costs and improve operational efficiency through a number of initiatives. We plan to focus on controlling the cost of our raw materials through our captive sources and long-term supply contracts and on lowering our fixed costs in order to reduce the unit costs of our silicon metal and ferroalloy production. We aim to improve our internal processes and further integrate our global footprint, such as benefits from value chain optimization, including enhancements in raw materials procurement and materials management; adoption of best practices and technical and operational know-how across our platform; reduced freight costs from improved logistics as well as savings through the standardization of monitoring and reporting procedures, technology, systems and controls. We intend to enhance our production process through R&D and targeted capital expenditure and leverage our geographic footprint to shift production to the most cost effective and appropriate facilities and regions for such products. We will continue to regularly review our power supply contracts with the goal of improving their terms and more competitive tariff structures. In addition, we will seek to maximize the value derived from the utilization and sale of by-products generated in our production processes and continue to focus on innovation to develop next generation products.

We believe we differentiate ourselves from our competitors on the basis of our technical expertise and innovation, which allows us to deliver new high-quality products to meet our customers’ needs. We intend to keep using these capabilities in the future to retain existing customers and cultivate new business. We plan to leverage the expertise of our dedicated team of specialists to advance and develop next-generation products and technologies that fuel organic growth. In particular, we intend to develop high value powders for high-end applications, including silicon-based anodic materials for Li-ion batteries. We also aim to further develop our foundry products, such as value-added inoculants and customized nodularizers, which are used in the production of iron to improve their tensile strength, ductility and impact properties. They also refine the homogeneity of the cast iron structure.

Maintain financial discipline to facilitate ongoing operations and support growth

We believe maintaining financial discipline will allow us to manage the volatility in our business resulting from changes in commodity prices and demand fluctuations. We intend to preserve a strong and conservative balance sheet, with sufficient liquidity and financial flexibility to facilitate all of our ongoing operations, support organic and strategic growth and finance prudent capital expenditure programs aimed at placing us in a better position to generate increased revenues and cash flows by delivering a more comprehensive product mix and optimized production in response to market conditions. We plan to become even more efficient in our working capital management through various initiatives aimed at optimizing inventory levels and accounts receivable. We also seek to retain low leverage for maximum free cash flow generation.

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

Facilities and Production Capacity

As of December 31, 2024, the location of our assets and our production capacity, including 51% of the capacity of our partnerships (of which we own 51%), by geography, of silicon, silicon-based alloys and manganese-based alloys is detailed below in Figure 1. It is important to note that certain facilities may and do switch from time to time among different families of products (for instance, from silicon metal to silicon-based alloys and vice versa) or among different products within the same family (for instance from ferromanganese to silicomanganese). Such switches change the production capacity at each plant.

Our production facilities are strategically located throughout the world. We operate quartz mines located in Spain, South Africa, Canada, and the United States, and charcoal production in South Africa. Additionally, we operate low-ash, metallurgical grade coal mines in the United States.

As of December 31, 2024, certain production facilities in the United States, South Africa and Venezuela were partially or fully idled due to current market conditions, while certain production facilities in Europe were partially or fully idled to optimize energy and operating costs. Ferroglobe subsidiaries own a total of 18.9 megawatts of hydro production capacity in France.

Products

Ferroglobe Assets

1	Becancour, Canada	18	Serrabel, Spain
2	La Malbaie, Quebec	19	Sonia, Spain
3	Beverly, OH	20	Conchitina, Spain
4	Alloy, WV	21	Laudun, France
5	Corbin, KY (Alden Recources)	22	Pierrefitte, France
6	Aurora, IN	23	Anglefort, France
7	Billingsley, AL	24	Les Clavaux, France
8	Brideport, AL	25	Montricher, France
9	Selma, AL	26	Dunkirk, France
10	Mendoza, Argentina	27	Hydro Plants, France
11	Venezula (Metallurgy)	28	Mo I Rana, Norway
12	Veneuzuela (Mining)	29	eMalahleni, South Africa
13	Boo, Spain	30	Polokwane, South Africa
14	Cee, Spain	31	New Castle, South Africa
15	Dumbria, Spain	32	SamQuartz, South Africa
16	Monzon, Spain	33	Ningxia, China ("Yonvey")
16	Sabon , Spain	34	Marlboro, SC
17	Esmeralda, Spain		

Metallurgy Energy Mining

Global Footprint Spanning Five Continents

London, UK
3
Ferroglobe Corporate HQ
Ferroglobe Manufacturing / Mining Operations

Production Capacity by Geography (kt)[1,2]

(000, mt)	Europe	N. America	S. America	Africa	Total
Silicon Metal [2]	184,000	93,160	-	51,000	328,160
Silicon-Based Alloys	118,000	92,000	26,000	66,000	302,000
Manganese-Based Alloys	561,500				561,500
Total [3]	**863,500**	**185,160**	**26,000**	**117,000**	**1,191,660**

Notes: As of December 31, 2023

1 Includes operating capacity

2 Reflects 51% of partnerships interests in the U.S. and Canada

3 Excludes mothballed capacity: FerroVen (90k FeSi, 35k Mn-Alloys), Spain (49.5k Mn-Alloys), Siltech (40k Si-Alloys)

For the years ended December 31, 2024, 2023 and 2022, the Company’s consolidated sales, shipments in metric tons and average selling price by product were as follows:

	Year ended December 31,
($ thousands)	2024	2023	2022
Silicon metal	726,650	722,226	1,116,193
Manganese-based alloys	332,845	259,197	525,483
Ferrosilicon	272,351	330,946	561,539
Other silicon-based alloys	131,712	159,441	192,409
Silica fume	31,323	33,804	32,290
Other	149,058	144,420	170,002
Total Sales	1,643,939	1,650,034	2,597,916

Shipments in metric tons:
Silicon metal	222,762	194,385	209,342
Manganese-based alloys	275,991	227,243	295,589
Ferrosilicon	142,363	147,874	154,972
Other silicon-based alloys	40,667	43,557	49,105

Average Selling price ($/MT):
Silicon metal	3,262	3,715	5,332
Manganese-based alloys	1,206	1,141	1,778
Ferrosilicon	1,913	2,238	3,623
Other silicon-based alloys	3,239	3,661	3,918

Silicon metal

Ferroglobe is a leading global silicon metal producer with a total production capacity of approximately 330,000 tons (including our 51% share of Ferroglobe’s partnership capacity). Ferroglobe’s silicon metal production is spread across facilities located in the United States, France, South Africa, Canada and Spain. For the years ended December 31, 2024, 2023 and 2022, Silicon metal sales accounted for 44.2%, 43.8% and 43.0% of Ferroglobe’s total consolidated revenues, respectively.

Silicon metal is used by primary and secondary aluminum producers, who require silicon metal with specific properties to produce aluminum alloys. The addition of silicon metal during production helps to reduce shrinkage and the hot cracking tendencies of cast aluminum and improves the castability, hardness, corrosion resistance, tensile strength, wear resistance and weldability of the aluminum end products. Aluminum is used to manufacture a variety of automotive components, including engine pistons, housings, and cast aluminum wheels and trim, as well as high tension electrical wire, aircraft parts, beverage containers and other products which require aluminum properties. For the year ended December 31, 2024, sales to aluminum producers represented 25% of silicon metal revenues (30% for the year ended December 31, 2023, and 29% for the year ended December 31, 2022).

Silicon metal is also used by several major silicone chemical producers across a broad range of applications, including construction-related products and electronics, personal care items, and healthcare. In construction and equipment applications, silicone chemicals promote adhesion, act as a sealer and provide insulating properties. In personal care and health care products, silicone chemicals add a smooth texture that protects against ultraviolet rays and provide moisturizing and cleansing properties. Silicon metal is an essential component in the production of silicone chemicals, accounting for 20% of the cost of production. For the year ended December 31, 2024 sales to chemical producers represented 46% of silicon metal revenues (47% for the year ended December 31, 2023, and 66% for the year ended December 31, 2022).

In addition, silicon metal is the primary ingredient in the production of polysilicon, which is most widely used to manufacture solar cells and semiconductors. Producers of polysilicon employ processes to further purify silicon metal and grow ingots from which wafers are cut. These wafers are the base material to produce solar cells, which convert sunlight into electricity. Individual solar cells are soldered together to make solar modules. For the year ended December 31, 2024 sales to polysilicon producers represented 29% of silicon metal revenues (19% for the year ended December 31, 2023, and 5% for the year ended December 31, 2022).

Manganese-based alloys

Ferroglobe is among the leading global manganese-based alloys producers based on production capacity. As of December 31, 2024, Ferroglobe maintained approximately 300,000 tons of annual silicomanganese production capacity and approximately 270,000 tons of annual ferromanganese production capacity across our factories in Spain, Norway and France. During the years ended December 31, 2024, 2023 and 2022 Ferroglobe sold 275,991 tons, 227,243 tons and 295,589 tons of manganese-based alloys, respectively. For the years ended December 31, 2024, 2023 and 2022, Ferroglobe’s revenues generated by manganese-based alloys sales accounted for 20.2%, 15.7% and 20.2% of Ferroglobe’s total consolidated revenues, respectively. More than 90% of global manganese-based alloys production is used in steel production, and all steelmakers use manganese and manganese alloys in their production processes.

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

Silicon-based alloys

Ferrosilicon

Ferroglobe is among the leading global ferrosilicon producers based on production output in recent years. During the year ended December 31, 2024, 2023 and 2022 Ferroglobe sold 142,363 tons, 147,874 tons and 154,972 tons of ferrosilicon, respectively. For the years ended December 31, 2024, 2023 and 2022, Ferroglobe’s revenues generated by ferrosilicon sales accounted for 16.6%, 20.1% and 21.6%, of Ferroglobe’s total consolidated revenues, respectively.

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

Other silicon-based alloys

During the year ended December 31, 2024, Ferroglobe sold 40,667 tons of silicon-based alloys (excluding ferrosilicon) (43,557 tons during the year ended December 31, 2023, and 49,105 tons during the year ended December 31, 2022). For the years ended December 31, 2024, 2023 and 2022, Ferroglobe’s revenues generated by silicon-based alloys (excluding ferrosilicon) accounted for 8.0%, 9.7% and 7.4% of Ferroglobe’s total consolidated revenues, respectively.

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

Silica fume

For the years ended December 31, 2024, 2023 and 2022, Ferroglobe’s revenues generated by silica fume sales accounted for 1.9%, 2.0% and 1.2%, respectively of Ferroglobe’s total consolidated sales.

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

Raw Materials, Logistics and Power Supply

The primary raw materials used by Ferroglobe are carbon reductants (primarily coal, but also charcoal, metallurgical and petroleum coke, anthracite and wood) as well as minerals (manganese ore and quartz). Other raw materials used include electrodes (consisting of graphite and carbon electrodes and electrode paste), slags and limestone, as well as certain specialty additive metals. Ferroglobe procures coal, manganese ore, quartz, petroleum and metallurgical coke, electrodes and most additive metals centrally under the responsibility of the corporate purchasing department. Some locally sourced raw materials are purchased at a decentralized level (country specific purchasers) by delegation from the corporate purchasing department. The prices of our principal raw materials have experienced volatility from time to time. See “Item 3.D.—Risk factors—Risks Related to Our Business and Industry”.

Manganese ore

The global supply of manganese ore comprises standard to high-grade manganese ore, with a 44% to 50% manganese content, and low-grade manganese ore, with a 28% to 37% manganese content. Manganese ore production comes mainly from a limited number of countries including South Africa, Australia, China, Gabon, Brazil, Ukraine, India and Ghana. However, the production of high-grade manganese ore is concentrated in Australia, Gabon, South Africa and Brazil.

The majority of the manganese ore Ferroglobe purchased in 2024 came from suppliers located in South Africa and Gabon. Global manganese ore prices are mainly driven by manganese demand from China and to a lower extent from India. In 2024, disruption of supply came from a Force Majeure event in Gemco, South32´s Australian mine (Typhoon). The suspension of exports from Gemco has created a significant supply deficit, resulting in sharp price increases. In 2024, the Company tested with success lower grade Ghanaian ore in its plants.

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

The majority of externally purchased coal in 2024 was sourced from a single mining site in Colombia, while the remainder originated primarily from the United States, and to a lesser extent from Australia and South Africa. Ferroglobe has a long-standing relationship with the coal washing plants which price coal using spot, quarterly, semi-annual or annual contracts, based on market outlook. European coal prices, which are denominated in USD, are mainly related to API 2, the benchmark price reference for coal imported into northwest Europe. Prices are impacted by the increasing difficulty in disposing of coal fines in Europe.

Ferroglobe also owns Ferroglobe USA Mining, LLC. in the United States. Ferroglobe USA Mining provides a stable and long-term supply of low ash metallurgical grade coal by fulfilling a substantial portion of our requirements to our North American operations.

See “—Mining Operations” below for further information.

Quartz

Quartz, also known as quartzite, is a key raw material in the manufacture silicon metal and silicon-based alloys.

Ferroglobe has secured access to quartz from its quartz mines in Spain, South Africa, the United States and Canada (see “—Mining Operations”). For the year ended December 31, 2024, 59.1% of Ferroglobe’s total consumption of quartz was self-supplied. Ferroglobe also purchases quartz from third-party suppliers on the basis of annual contractual agreements. Ferroglobe’s quartz suppliers typically have operations in the same countries where Ferroglobe factories are located, or in close proximity, which minimizes logistical costs.

Ferroglobe controls quartzite mining operations located in Alabama and a concession to mine quartzite in Saint-Urbain, Québec (operated by a third-party miner). These mines supply our North American operations with a substantial portion of their requirements for quartz. In 2023, Ferroglobe expanded its supply through the acquisition of a property in South Carolina, USA. First shipments from this facility were made in September 2024.

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

In 2024, our sourcing of metallurgical coke was predominantly from Poland, China, Colombia and Spain.

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

In 2024, the sourcing of graphite electrodes came from European countries, India and China with a combination of spot and long-term agreements. Carbon electrodes supplies originated in Poland and China, including from Ferroglobe´s own carbon electrode factory in Ningxia Province in China.

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

Power

In Spain, energy is purchased through two kinds of supply contracts: (i) market-related agreements via a Group affiliated distribution company and (ii) Power Purchase Agreements (“PPAs”). Four PPAs were in effect in 2024 supplying up to 180 GWh. The remaining balance is purchased from the market, both at spot and forward rates. The electricity market prices have trended lower in Spain in 2024. Forward pricing trends are currently the lowest in Europe. The Company has also maintained its policy to adjust consumption throughout the day due to an elaborate modulation practice.

In 2024 we have succeeded in rejoining in the Active Demand System (“SRAD”). This is a balancing mechanism managed by Red Electrica, provided for in current legislation and which follows the guidelines of the European Commission. It can be applied in those specific situations in which the system does not have enough resources to maintain the appropriate level of reserve, as a result of the simultaneous conjunction of a series of supervening events. In this way, successful bidders undertake to reduce their energy consumption and then ensure that the rest of the demand is covered.

In France, Ferroglobe entities have their power needs covered by a three-year agreement ending in 2025. The Regulation enacted in 2015 enables French subsidiaries of the Company to benefit from reduced transmission tariffs, interruptibility compensation (an agreement whereby the companies agree to interrupt production in response to surges in demand across the French electricity grid), as well as receiving compensation for indirect carbon dioxide costs under the EU Emission Trading System (“ETS”) regulation. These arrangements not only allow French plants to operate competitively over a 12-month basis, but also to concentrate production during periods when energy prices are lower or even negative, as and when required. In 2024, Ferroglobe did not operate during the first quarter and most of November and December to optimize its contractual agreement.

Within the scope of its agreement with EDF, the Company benefits from a program administered by the French Energy Regulatory Commission, which allows alternative suppliers to purchase electricity generated by nuclear power plants under favorable conditions set by the public authorities, known as ARENH. The ARENH benefit allows all alternative suppliers to obtain electricity from EDF during certain time periods under conditions set by the public authorities. The price is currently established at EUR 42/megawatt hour. As such, when market prices are high, the ARENH system is an attractive solution.

In addition, we have an additional agreement with EDF in which we have agreed different electricity prices throughout the year based on demand. When demand is highest, our agreed price is generally lowest and is even negative during certain time periods.

For the year ended December 31, 2024, the Company recorded $63,032 thousand as an offset to expense recorded within “raw materials and energy consumption for production” associated with these benefits. However, such benefits are expected to be reduced significantly, depending on actual production periods, due to changes in energy prices and contractually agreed prices that reduce the overall benefit.

Ferroglobe’s production of energy in France through its hydroelectric power plants provides some mitigation to its exposure to volatility in energy price.

In the United States, electric supply contracts provide the ability to interrupt load and achieve reasonable rates. Our power supply contracts have, in the past, resulted in stable price structures. In West Virginia, we have a contract with Brookfield Renewable Partners, LP to provide approximately 50% of our power needs from a dedicated hydroelectric facility, through

December 2025 at a fixed rate. Our needs for non-hydroelectric power in West Virginia and Alabama are primarily sourced through special contracts that provide competitive rates. In Ohio, electricity is sourced at market-based rates.

In South Africa, we have an “evergreen” supply agreement with Eskom, the local electricity supplier, for our Polokwane, Emalahleni, Newcastle (Siltech) and Thaba Chueu mining facilities. Eskom’s energy prices are regulated by the National Energy Regulator (NERSA) and price changes are publicly announced in advance and implemented on the 1st of April every year. Operational smelters in South Africa were operating on normal tariffs in 2024, with Emalahleni participating in a curtailment program for most of the year, and Polokwane participating until its temporary idling beginning in Q4 2024. The Newcastle smelter remained in Care and Maintenance for the full year and the Notified Maximum Demand was reduced during the year to reduce fixed costs. The interruptibility program of Eskom that is applicable to Emalahleni and Polokwane, requires power curtailments when the grid is under supply pressure, but compensated on an hourly basis. This has a positive effect on the overall price paid for electricity. As a result, we look to ensure production during the summer months when power is cheaper. Conversely, we look to reduce our output during the winter months (June, July and August), when power is more expensive. Occurrences of loadshedding significantly reduced during 2024 with instances of loadshedding occurring after mid-April 2024. Eskom’s supply improved due to better planned maintenance, better performance from new-build plants and the connection of several green power private suppliers. As of today, loadshedding forecasts remain positive with additional green energy projects connecting to the grid.

We are conducting further studies and engaging with green energy producers to diversify our power supply from 2025. These are anticipated to be a combination of on-site and a power wheeling basis through Eskom’s grid, allowing consumption at any of our plants.

In Norway, we have a long-term contract with Statkraft to provide 75% of our energy needs at a fixed price. Our operations there benefit from a reduction of the distribution tariff, while also receiving compensation for indirect carbon dioxide costs under the ETS regulation, allowing it to produce very competitively.

The level of power consumption of our submerged electric arc furnaces is highly dependent on which products are being produced and typically fall in the following ranges: (i) manganese based alloys require between 1.5 and 5.5 megawatt hours to produce one ton of product, (ii) silicon based alloys require between 7 and 8 megawatt hours to produce one ton of product and (iii) silicon metal requires approximately 12 megawatt hours to produce one ton of product. As a result, consistent access to low-cost, reliable sources of electricity is essential to our business.

Mining Operations

Reserves

The Securities and Exchange Commission (“SEC”) amendments to its disclosure rules modernizing the mineral property disclosure requirements for mining registrants became effective on January 1, 2021. The amendments include the adoption of Subpart 1300 of Regulation S-K, which governs disclosure for mining registrants (the “SEC Mining Modernization Rules”). The SEC Mining Modernization Rules replaced the historical property disclosure requirements for mining registrants that were included in the SEC’s Industry Guide 7 and better align disclosure with international industry and regulatory practices.

A mineral reserve is defined by Subpart 1300 of Regulation S-K as an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted. A proven mineral reserve is the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource. A probable mineral reserve is the economically mineable part of an indicated and, in some cases, a measured mineral resource. Reserve estimates were made by independent third-party consultants (qualified person), based primarily on dimensions revealed in outcrops, trenches, detailed sampling and drilling studies performed. For a probable mineral reserve, the qualified person’s confidence in the results obtained from the application of the modifying factors and in the estimates of tonnage and grade or quality is lower than what is sufficient for a classification as a proven mineral reserve, but is still sufficient to demonstrate that, at the time of reporting, extraction of the mineral reserve is economically viable under reasonable investment and market assumptions. For a proven mineral reserve, the qualified person has a high degree of confidence in the results obtained from the application of the modifying factors and in the estimates of tonnage and grade or quality. These estimates are reviewed and reassessed from time to time. Reserve estimates are based on various assumptions, and any material changes in these assumptions could have a material impact on the accuracy of Ferroglobe’s reserve estimates.

The following table sets forth summary information on Ferroglobe’s mines as of December 31, 2024.

			Annual	Production	Production	Production		Mining
Mine	Location	Mineral	capacity kt	in 2024 kt	in 2023 kt	in 2022 kt		Recovery
Sonia	Spain (Mañón)	Quartz	150	116	119	141		0.4
Esmeralda	Spain (Val do Dubra)	Quartz	50	6	10	22		0.4
Serrabal.	Spain (Vedra & Boqueixón)	Quartz	330	225	201	288		0.2
Coto Minero Conchitina(4)	Spain (O Vicedo)	Quartz	50	15	14	25		0.35
Thaba Chueu Mining	South Africa (Delmas)	Quartzite	1,000	636	592	553		0.7
Mahale	South Africa (Limpopo)	Quartz	80	57	32	23		0.5
Roodepoort	South Africa (Limpopo)	Quartz	—	—	—	—		0.5
Fort Klipdam	South Africa (Limpopo)	Quartz	50	47	75	43		0.8
AS&G Meadows Pit	United States (Alabama)	Quartzite	150	117	140.5	115		0.4
South Carolina Pit	United States (South Carolina)	Quartzite	150	33	—	—		0.3
			2,010	1,252	1,184	1.210

Mosely Gap/Eatin Fk.	United States (Kentucky)	Coal (active)	400	393	349	380		0.7
Buffalo Creek	United States (Kentucky)	Coal (inactive)	100	—	—	—		0.7
Log Cabin No. 5	United States (Kentucky)	Coal (inactive)	—	40	290	170		0.6
Hubbs Hollow	United States (Kentucky)	Coal (active)	180	180	163	84		0.7
Wynn Hollow	United States (Kentucky)	Coal (inactive)	200	—	—	—		0.7
Bennett's Branch	United States (Kentucky)	Coal (inactive)	180	—	—	—		0.7
Bain Branch No. 3	United States (Kentucky)	Coal (inactive)	180	—	—	—		0.5
Brafford Branch	United States (Kentucky)	Coal (inactive)	200	—	—	—		0.7
Harpes Creek 4A	United States (Kentucky)	Coal (active)	120	33	42.3	32,7		0.6
			1,560	646	843	666

	Proven	Probable	Total
	reserves	reserves	reserves	Mining		Btus per		Expiry
Mine	Mt(1)	Mt(1)	Mt(1)	Method	Reserve grade	lb.	Life(2)	date(3)
Sonia	1.39	0.75	2.14	Open-pit	Metallurgical	N/A	14	2069
Esmeralda	0.02	0.12	0.14	Open-pit	Metallurgical	N/A	5	2029
Serrabal.	2.71	1.60	4.31	Open-pit	Metallurgical	N/A	14	2038
Coto Minero Conchitina(4)	—	0.71	0.71	Open-pit	Metallurgical	N/A	11	2036
Thaba Chueu Mining	24.00	4.2	28.20	Open-pit	Metallurgical & Glass	N/A	44	2039
Mahale	—	0.69	0.69	Open-pit	Metallurgical	N/A	12	2035
Roodepoort	—	—	—	Open-pit	Metallurgical	N/A	0	2028
Fort Klipdam	—	0.58	0.58	Open-pit	Metallurgical	N/A	12	2026
AS&G Meadows Pit	0.50	—	0.50	Surface	Metallurgical	N/A	7	2031
South Carolina Pit	3.10	—	3.10	Surface	Metallurgical	N/A	10	2035
	31.72	8.65	37.27

Mosely Gap/Eatin Fk.	0.22	0.09	0.31	Surface	Metallurgical	—	1.5	2026
Buffalo Creek	0.23	—	0.23	Surface	Metallurgical	—	1.5	2027
Log Cabin No. 5 (Reserve Depleted)	—	—	—	Underground	Metallurgical	—	—	2024
Hubbs Hollow	0.50	—	0.50	Surface	Metallurgical	—	2	2027
Wynn Hollow	0.51	—	0.51	Surface	Metallurgical	—	2.5	2028
Bennett's Branch	0.55	0.62	1.17	Underground	Metallurgical	—	12	2037
Bain Branch No. 3	2.35	0.75	3.10	Underground	Metallurgical	—	18	2042
Brafford Branch	0.20	0.42	0.62	Surface	Metallurgical	—	2	2029
Harpes Creek 4A	0.30	0.52	0.82	Underground	Metallurgical	—	8	2032
	4.86	2.40	7.26

(1)	The estimated recoverable proven and probable reserves represent the tons of product that can be used internally or sold to metallurgical or glass grade customers. The mining recovery is based on historical yields at each particular site. We estimate our permitted mining life based on the number of years we can sustain average production rates under current circumstances.
(2)	Current estimated mine life in years.

(3)	Expiry date of Ferroglobe’s mining concession.
(4)	Ferroglobe considers its Conchitina mining concessions as a single mining project legally supported by the formation of Coto Minero, formally approved by the Mining Authority in March 2018. In addition, Ferroglobe currently holds all necessary permits to start production at its Conchitina mines. Although Ferroglobe has not received formal approval from the Spanish Mining Authority over its 2025 Annual Mining Plan, we are not legally prevented from commencing mining operations in the area based on the fully-authorized 2024 Annual Mining Plan.

Spanish mining concessions

Conchitina

Ferroglobe purchased Cuarzos Industriales S.A.U. (now Ferroglobe Cuarzos Industriales Mining SA.U.), and various of its mining rights in 1996 including Conchitina and Sonia.

Ferroglobe Cuarzos Industriales Mining, S.A.U. has requested the renewal of Conchitina while also requesting the competent authority to consolidate the concession with that of Conchitina Segunda. The Conchitina Segunda mining concession was granted to Ferroglobe Cuarzos Industriales Mining S.A.U. in 2006 for a 30-year term after the necessary mining research had been conducted and the mining potential of the area had been demonstrated. Legal support for the consolidation request was that both mining rights apply over a unique quartz deposit. Coto Minero approval was formally granted in March 2018. Ferroglobe Cuarzos Industriales Mining S.A.U. is the owner of the properties currently mined at Conchitina. The surface area covered by Conchitina concessions is 497 hectares.

Sonia

Ferroglobe acquired Cuarzos Industriales S.A.U. (now Ferroglobe Cuarzos Industriales Mining SA.U.), which is the owner of the properties currently mined at Sonia, along with the Sonia mining concession, in 1996 from the Portuguese cement manufacturer Cimpor. The surface area covered by the Sonia mining concession is 387 hectares. The concession is due to expire in 2069.

Esmeralda

The original Esmeralda mining concession was granted in 1999 to Ferroglobe Cuarzos Industriales Mining, S.A.U., the owner of the properties currently mined at Esmeralda, after proper mining research had been conducted and the mining potential of the area had been demonstrated to the relevant public authority. The surface area covered by the Esmeralda mining concession is 84 hectares. The concession is due to expire in 2029.

Serrabal

The Serrabal mining concession was originally granted in 1978 to Rocas, Arcillas y Minerales S.A. (“RAMSA”) Ferroglobe acquired RAMSA (now Ferroglobe Ramsa Mining S.A.) which is the owner of the properties currently mined at Serrabal, along with the Serrabal mining concession, in 2000. Ferroglobe Ramsa Mining, S.A. applied for the renewal of the concession which was formally granted in October 2023 and the concession will expire in 2038. The surface area covered by Serrabal mining concession is 387 hectares.

Cabanetas

The mining right granting process and tax regulations applicable to the Cabanetas limestone quarry differ from those applicable to other Ferroglobe mines in Spain due to Cabanetas’ classification as a quarry, as opposed to a mine. Ferroglobe is currently operating the Cabanetas quarry pursuant to a permit resolution, that authorized the extension of the original mining concession issued in 2013 by the competent mining authority. The extension will expire in 2043. Limestone extracted from the Cabanetas quarry was intended to be used by Ferroglobe Monzón S.L. However, because new metallurgical techniques require low consumption of this product, most of the Cabanetas limestone is generally sold to the civil engineering and construction industries. The production level of the Cabanetas quarry has fallen considerably in recent years, mainly due to difficulties in the local construction industry.

The land on which the mining property is located is owned by Mancomunidad de Propietarios de Fincas Las Sierras and the plot containing the mining property is leased to Ferroglobe Monzón S.L. pursuant to a lease agreement entered into in 1950, which was subsequently extended until 2050. To retain the lease, Ferroglobe Monzón S.L. pays an annual fee currently equal to €0.15 per ton of limestone quarried out of the mine. The quarry covers a surface area of 180 hectares. The area affected by the planned exploitation during the current extension of the concession area is 6.9 hectares.

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

Mahale

Mahale is state-owned land, lawfully occupied by the Mahale community. Thaba Chueu Mining currently leases the land through an agreement with the Majeje Traditional Authority and runs mining operations on the area with mining rights owned by Thaba Chueu Mining and licensed to it. The latest mining right license was granted by the Department of Mineral Resources in 2014 and registered at the mining titles deeds office in 2016. The license is for a 20-year period and will expire in 2035. The total surface area covered by Mahale mine is 329.7 hectares. The lease agreement between Thaba Chueu Mining and the Majeje Traditional Authority will be in force for the entire duration of the mining right or as long as it is economically viable for the lessee to mine. Under the revised lease agreement, an annual Royalty is paid to the lessor. Mining volumes increased significantly with the reopening of the Polokwane smelter at the end of 2022, but the mine also continues to supply the Emalahleni smelter with low alkaline quartz. Options are also under investigation to target the export of High Purity Quartz to the EU in order to act as a counter measure to local mining costs to improve production costs at the smelters. Progress has been slow due to complex testing procedures and the need for a better understanding of the HPQ markets. First block quartz trials were undertaken in 2024 at the Polokwane smelter with favorable results.

Roodepoort

The Roodepoort mining right is held by Ferroglobe’s subsidiary, Ferroglobe South Africa (Pty.), Ltd, and will expire in 2028. In 2009, Ferroglobe South Africa applied for a conversion of the mining right into a new mining right under the South African Mineral and Petroleum Resources Development Act (the “MPRDA”), which came into force in 2004. The new mining right was granted and is valid for the continuation of our mining activities at the Roodepoort mine until 2028. Ferroglobe South Africa is currently in the process of transferring this mining right to its mining subsidiary, Thaba Chueu Mining, in order that all licenses and permits in South Africa are held under this entity.

The total surface area covered by Roodepoort mine is 17.6 hectares. The mining area covers the cobble and block areas. The land in which Roodepoort mine is located is owned by Alpha Sand. A lease agreement with Alpha Sand was closed in 2024. Mining activities were suspended in July 2019. Geological field work was undertaken during 2024 which recommended further exploration drilling for quartz adjacent to the current mining license area. To proceed with the exploration, drilling permission is required by the authorities. The optimal way to proceed is to enlarge the current mining area with an application to extend the mining license footprint during the first quarter of 2025.

Fort Klipdam

The land on which Fort Klipdam is located is owned by Ferroglobe South Africa (Pty.), Ltd. The mining rights application filed by Ferroglobe South Africa in 2014 was rejected. Mining operations have been limited to mining permits that were approved for quartz mining, which includes block mine areas. As substantial block reserves have been established, a new application was launched in 2021 for a mining right and the current mining permit was extended to December 2022. An important quantity of block material was mined during the fourth quarter of 2022 in order to secure a minimum of 12 months’ supply to the Polokwane smelter. This was done in anticipation of the expiry of the mining permit. An agreement was reached in May 2023 with a mining partner that was granted a Prospecting Right, to apply for Mining Permits under Rixhaka Mining Supplies and Logistics (Pty) Ltd until the reserve is depleted. This mining permit was issued in May 2024 and will remain valid until May 7, 2026. This follows an extensive drilling campaign that was performed in the fourth quarter of 2023 following the issuing of the Prospecting Right.

For further information regarding South African regulations applicable to mining concessions, as well as environmental and other regulations, see “Item 4.B—Laws and regulations applicable to Ferroglobe’s mining operations—South Africa.”

United States and Canadian concessions

Coal

As of December 31, 2024, we have three active coal mines (two surface mines and one underground mine) located in Knox County, and Whitley County, Kentucky. We also have six inactive permitted coal mines available for extraction located in Kentucky. All of our coal mines are leased and the remaining term of the leases range from one year to the completion of mining. The majority of the coal production is consumed by the Company’s facilities in the production of silicon metal and silicon-based alloys. As of December 31, 2024, we estimate our proven and probable reserves to be 7,260,000 tons with an average permitted life of 12 years at present operating levels. Present operating levels are determined based on a three-year annual average production rate. Reserve estimates were made by our geologists, engineers and third parties based primarily on drilling studies performed. These estimates are reviewed and reassessed from time to time. Reserve estimates are based on various assumptions, and any material changes in these assumptions could have a material impact on the accuracy of our reserve estimates.

We currently have two coal processing facilities in Kentucky, one of which is inactive. The active facility processes 216,000 tons of coal annually, with a capacity of 1,500,000 tons. The average coal processing recovery rate is 35%.

Quartzite

We have open-pit quartz mining operations in Lowndesboro, Alabama, and Wallace, South Carolina, with accompanying wash facilities. We also have a concession to mine quartzite in Saint-Urbain, Québec (operated by a third party miner). These mines supply our North American operations with a substantial portion of their requirements for quartzite.

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

Regarding the environmental requirements applicable to Ferroglobe’s mining operations in Spain, each of Conchitina and Conchitina Segunda, Sonia, Esmeralda and Serrabal is subject to an “environmental impact statement” (or “EIS”), issued by the relevant environmental authority and specifically tailored to the environmental features of the relevant mine. The EIS requires compliance with rigorous environmental standards and is based on the environmental impact study performed by the mining concession applicant in connection with each mining project. It is the result of a consultation process involving several public administrations, including cultural, archaeology, landscape, urbanistic, health, agriculture, water and industrial administrations. The EIS sets forth all conditions to be fulfilled by the applicant, which includes the protection of air, water, soil, flora and fauna, landscape, cultural heritage, restoration and the interaction of such elements. The relevant authority verifies our compliance with our EIS, which covers mining activities, auxiliary facilities and heaps carried out in a determined perimeter of each mine. The EIS also includes a program of surveillance and environmental monitoring.

All mines, with the exception of Cabanetas, also need to obtain an authorization for the discharge of the water used at each mine from the relevant public administration. This authorization is subject to certain conditions, including the analyses of water discharges before any such discharge is made. In addition, Ferroglobe must present its annual mining plans to mining authorities and include an environmental report describing all environmental actions carried out during the year. Authorities assess such actions during their annual inspections of our mining operation. Because Cabanetas is classified as a quarry and not as a mine, environmental requirements are generally less stringent and an environmental report is not required. The environmental license for Cabanetas is included in the mining permit and is formalized in the annual work plan and the annual restoration plan approved by the mining authority.

The main recurring payment obligation in connection with Ferroglobe’s mines in Spain relates to a tax payable annually, calculated on the basis of the budget included in the relevant annual mining plan provided to the mining authorities. In addition, with the exception of Cabanetas, a small surface tax is paid annually to the administration on the basis of the mine property extension. A levy also applies to water consumption at each mine property, which is paid at irregular intervals whenever the relevant public administration requires it.

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

It is a condition of the mining right that the holder disposes of all minerals and products derived from exploitation of the mineral at competitive market prices, which means, in all cases, non-discriminatory prices or non-export parity prices. If the minerals are sold to any entity which is an affiliate or non-affiliate agent or subsidiary of the mining right holder, or is directly or indirectly controlled by the holder, such purchaser must unconditionally undertake in writing to dispose of the minerals and any products from the minerals and any products produced from the minerals, at competitive market prices. The mining right, a shareholding, an equity, an interest or participation in the right or joint venture, or a controlling interest in a company, close corporation or joint venture, may not be encumbered, ceded, transferred, mortgaged, let, sublet, assigned, alienated or otherwise disposed of without the written consent of the Minister of Mineral Resources, except in the case of a change of controlling interest in listed companies.

Environmental requirements applicable to mining operations in South Africa are mostly set out in the MPRDA. Pursuant to the MPRDA, in order to obtain reconnaissance permissions as well as actual mining rights, applicants must have an approved environmental management plan in place, pursuant to which, among other things, all boreholes, excavations and openings sunk or made during the duration of the mining right must be sealed, closed, fenced and made safe by the mining operator. Further environmental requirements apply in connection with health and safety matters, waste management and water usage. The MPRDA also requires mining right applicants to conduct an environmental impact assessment on the area of interest and submit an environmental management program setting forth, among other things, baseline information concerning the affected environment to determine protection, remedial measures and environmental management objectives, and describing the manner in which the applicant intends to modify, remedy, control or stop any action, activity or process which causes pollution or environmental degradation, contain or remedy the cause of pollution or degradation and migration of pollutants and comply with any prescribed waste standard or management standards or practices. In addition, applicants must provide sufficient insurance, bank guarantees, trust funds or cash to ensure the availability of sufficient funds to undertake the agreed work programs and for the rehabilitation, management and remediation of any negative environmental impact on the interested areas. Holders of a mining right must conduct continuous monitoring of the environmental management plan, conduct performance assessments of the plan and compile and submit a performance assessment report to the competent authority, the frequency of which must be as approved in the environmental management program, or every two years or as otherwise agreed by the authority in writing. Mine closure costs are evaluated and reported on an annual basis, but are typically only incurred at mine closure, but guarantees are increased based on the extent of completed mining activity.

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

United States

The Coal Mine Health and Safety Act of 1969 and the Federal Mine Safety and Health Act of 1977 impose stringent safety and health standards on all aspects of U.S. mining operations. Certain states in which we operate underground and surface coal mines have state mine safety and health regulations. The Mine Safety and Health Administration (the “MSHA”) inspects mine sites and enforces safety regulations and the Company must comply with ongoing regulatory reporting to the MSHA. Numerous governmental permits, licenses and approvals are required for mining operations. In order to obtain mining permits and approvals from state regulatory authorities, we must submit a reclamation plan for restoring, upon the completion of mining operations, the mined property to its prior or better condition, productive use or other permitted condition. We are also required to establish performance bonds, consistent with state requirements, to secure our financial obligations for reclamation, including removal of mining structures and ponds, backfilling and regrading and revegetation.

Customers and Markets

The following table details the breakdown of Ferroglobe’s revenues by geographic end market for the years ended December 31, 2024, 2023 and 2022, respectively.

	Year ended December 31,
($ thousands)	2024	2023	2022
United States of America	573,636	670,854	966,161
Europe
Spain	169,541	169,390	282,387
Germany	282,200	276,333	442,331
Other European Countries	211,722	199,789	423,002
Total revenues in Europe	663,463	645,512	1,147,720
Rest of the World	406,840	333,668	484,035
Total	1,643,939	1,650,034	2,597,916

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

For the years ended December 31, 2024, 2023 and 2022, Ferroglobe’s 10 largest customers accounted for 56.0%, 50.5% and 50.9% of the Company’s consolidated revenues, respectively.

Customer contracts

Our contracting strategy seeks to ensure significant revenue while remaining flexible to benefit from movement in market pricing and operating efficiencies. Our silicon metal, manganese-based ferroalloys and silicon-based ferroalloys are typically sold under annual and quarterly contracts. Historically, we have targeted to contract 70% of our silicon metal, manganese-based ferroalloys production and silicon-based ferroalloy production in the fourth quarter for the following calendar year. In 2024, the majority of our contracts were indexed to market related benchmarks.

The remaining balance of our silicon metal, manganese-based ferroalloys production and our silicon-based ferroalloy production are sold under quarterly contracts or on a spot basis. Generally, by selling on a spot basis, we are able to take advantage of premiums for prompt delivery. We believe that our diversified contract portfolio allows us to secure a significant amount of revenue while also allowing us to remain flexible and benefit from unexpected price and demand upticks.

Sales and Marketing Activities

Ferroglobe generally sells the majority of its silicon products under annual or longer-term contracts for silicone producers, and mainly between one month to three months for aluminum producing customers. All contracts generally include a volume framework and price formula based on the spot market price and other elements, such as expected production costs and premiums. Ferroglobe also makes spot sales to customers with whom it does not have a contract as well as through quarterly agreements at prices that generally reflect market spot prices. In addition, Ferroglobe sells certain high-value-added products at prices that are not directly correlated with the market prices for the metals or alloys from which they are composed.

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

The silicon metal, manganese and silicon-based alloys and specialty metals markets are highly competitive, global markets, in which suppliers are able to reach customers across different geographies, and in which local presence is generally a minor advantage. In the silicon metal market, Ferroglobe’s primary competitors include Chinese producers, which have production capacity that exceeds total worldwide demand. Aside from Chinese producers, Ferroglobe’s competitors include, but are not limited to: (i) Elkem, a Norwegian manufacturer of silicon metal, ferrosilicon, foundry products, silica fumes, carbon products and energy; (ii) Dow Inc., an American company specializing, in silicone and silicon-based technology (not competitive in merchant markets); (iii) Wacker, a German chemical business which manufactures silicon in Norway (not competitive in merchant markets); (iv) Rima, a Brazilian silicon metal and ferrosilicon producer; (v) Liasa and Minas Ligas, Brazilian producers of silicon; (vi) Simcoa, in Australia which belongs to the Japanese chemical company Shin-Etsu, a consumer of silicon; (vii) PMB Silicon Sdn Bhd in Malaysia, as well as several other smaller producers in Angola, Bosnia Herzegovina, Iceland, Germany, Russia and Thailand. Outside of China, Angola, Egypt, Oman, and U.S. have announced greenfield silicon projects.

In the manganese and silicon alloys market, Ferroglobe’s competitors include (i) Privat Group, a Ukrainian company; (ii) Eramet, a French mining and metallurgical group with production sites in France, Norway and Gabon; (iii) Elkem, a ferrosilicon producer in Norway and Iceland; (iv) Finnfjord a ferrosilicon producer in Norway and (v) Huta Laziska, a ferrosilicon producer in Poland. Importers from outside Europe located mainly in India, Malaysia, Kazakhstan, Brazil, Australia and Georgia.

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

Research and Development (“R&D”)

Ferroglobe is committed to advancing novel products, cutting-edge technologies, and innovative production processes to enhance value for our stakeholders and align with worldwide megatrends, particularly the transition towards green energy, EVs, sustainable production, electrical mobility and nanomaterials. We maintain specialized teams dedicated to R&D and technology, while also fostering collaborative partnerships through agreements with universities and research institutes in Spain, France, and other global locations. The ensuing section provides an overview of Ferroglobe's noteworthy and continuous research and development initiatives.

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

In this project, high-purity silicon powder is produced using our patented and proprietary technology, leveraging purification methods originally developed for solar-grade silicon. Each of these innovations are protected by patents and offer industrial viability, cost-effectiveness, and a minimal carbon footprint, positioning Ferroglobe as a leader in this emerging market. Our Innovation Centre in Sabón, Spain, hosts the first demonstration milling unit, while industrial-scale purification facilities are already operational in Montricher, France, and Puertollano, Spain. In anticipation of the opportunity for the production and commercialization of silicon-based materials for EV batteries, we have commenced the production and validation of silicon powder for cutting-edge ceramics (such as silicon carbide and silicon nitride), specialized alloys, and fillers for semiconductors. Ferroglobe is leading efforts to develop the next-generation of technology with pure silicon anodes. We are developing specialized micro and submicrometric silicon grades, engineered for seamless integration into anodes with advanced surface treatments. We have established strategic collaborations with select companies and research institutes for treatment processes and electrochemical testing. Recently, Ferroglobe invested in U.S.-based startup Coreshell, which is pioneering a nanocoating solution for silicon-dominant anodes that eliminates the need for graphite entirely. This breakthrough, when paired with LFP cathodes, could potentially yield more affordable batteries with longer vehicle range and faster charging times. Replacing graphite could also enhance supply chain security and significantly reduce the battery's carbon footprint.

Proprietary Rights and Licensing

Ferroglobe’s intellectual property consists of proprietary patents, know-how and trade secrets. Ferroglobe’s intellectual property strategy is focused on developing and protecting proprietary know-how and trade secrets, which are maintained through employee and third-party confidentiality agreements and physical security measures. Although Ferroglobe owns some patented technology, we believe that the Company’s businesses and profitability do not rely fundamentally upon patented technology and that the publication implicit in the patenting process may in certain instances be detrimental to Ferroglobe’s ability to protect its proprietary information.

Regulatory Matters

Environmental and health and safety

Ferroglobe operates facilities worldwide, which are subject to foreign, national, regional, provincial and local environmental, health and safety laws and regulations, including, among others, requirements governing the discharge of materials into the environment, the generation, use, storage and disposal of hazardous substances, the extraction and use of water, land use, reclamation and remediation and the health and safety of Ferroglobe’s employees. These laws and regulations require Ferroglobe to obtain permits from governmental authorities to conduct its regulated activities. Such permits may be subject to modification or revocation by such authorities. Each location has specific environmental permits issued by the local authorities. For example, in France, DREAL (Direction Régionale de l'Environnement, de l'Aménagement et du Logement) manages our local permitting. In the U.S., we are regulated by the Environmental Protection Agency, amongst other local regulatory bodies.

Ferroglobe may not always be in full compliance with such laws, regulations and permits. Failure to comply with these laws, regulations and permits may result in the assessment of administrative, civil and criminal penalties or other sanctions by regulators, the imposition of obligations to conduct remediation or upgrade or install pollution or dust control equipment, the issuance of injunctions limiting or preventing Ferroglobe’s activities, legal claims for personal injury or property damages, and other liabilities.

Under these laws, regulations and permits, Ferroglobe could also be held liable for any consequences arising out of an industrial incident, human exposure to hazardous substances or environmental damage that relates to Ferroglobe’s current or former operations or properties. Environmental, health and safety laws are likely to become more stringent in the future. Ferroglobe purchases insurance to cover these potential liabilities, but the costs of complying with current and future environmental, health and safety laws, and its liabilities arising from past or future releases of, or exposure to, hazardous substances, may exceed insured, budgeted or reserved amounts and adversely affect Ferroglobe’s business, results of operations and financial condition. Several corporate standards and procedures are being deployed to help effectuate a proactive approach to environmental, health and safety compliance management.

Some environmental laws assess liability on current or previous owners or operators of real property for the cost of removal or remediation of hazardous substances. The Company follows specific recommendations at each location. For example, each French location maintains their respective environmental permitting requirements to prevent pollution and respect remediation provisions. In addition to cleanup, cost recovery or compensatory actions brought by foreign, national, regional, provincial or local agencies, neighbors, employees or other third parties could make personal injury, property damage or other private claims relating to the presence or release of hazardous substances. Environmental laws often impose liability even if the owner or operator did not know of, or did not cause, the release of hazardous substances. Persons who arrange for the disposal or treatment of hazardous substances also may be responsible for the cost of removal or remediation of these substances. Such persons can be responsible for removal and remediation costs even if they never owned or operated the disposal or treatment facility. In addition, such owners or operators of real property and persons who arrange for the disposal or treatment of hazardous substances can be held responsible for damages to natural resources.

There are a variety of laws and regulations in place or being considered at the international, national, regional, provincial and local levels of government that restrict or are reasonably likely to result in limitations on, or additional costs related to, emissions of carbon dioxide and other GHGs. These legislative and regulatory developments may cause Ferroglobe to incur material costs to reduce greenhouse gas emissions from its operations (through additional environmental control equipment or retiring and replacing existing equipment) or to obtain emission allowances or credits, or could result in the imposition of material taxes, fees or other governmental requirements relating to such emissions. In addition, such developments may have indirect impacts on Ferroglobe’s operations, which could be material. For example, they may impose significant additional costs or limitations on electricity generators, which could result in a material increase in energy costs. Air emissions are also under scrutiny by local regulators in several regions of the world, and regulators are increasing enforcement of existing regulations.

Restrictions on water usage are also expected in the near future, as a result of the impact of climate change on water availability and other factors, and water reduction programs will become mandatory for certain of our plants. The Company uses an open cooling process which may be restricted or forbidden in the future. Any potential impact to this process will require investment to upgrade our assets and processes.

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

In the United States, antidumping or countervailing duty orders cover silicon metal imports from China, Russia, Bosnia and Herzegovina, Iceland, Kazakhstan, and Malaysia.

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

In June 2020, the Russia silicon metal antidumping duty order was renewed for another five years after Commerce and the ITC determined that revocation would lead to continued or recurrent dumping and injury to the U.S. industry.  Similarly, in November 2023, the China antidumping duty order was renewed for another five years after the ITC and Commerce determined that revocation of the order on Chinese silicon metal imports would lead to continued or recurrent dumping and injury to the U.S. industry.

In September 2023, a bipartisan bill was introduced in the U.S. Senate and subsequently in the House of Representatives to enact a 35% tariff on imports of Russian and Belarusian ferrosilicon. This bill did not pass.

In March 2024, Ferroglobe USA petitioned Commerce and the ITC to stop ferrosilicon producers in Brazil, Kazakhstan, Malaysia, and Russia from selling unfairly priced and subsidized ferrosilicon imports into the United States. The final antidumping rate of 283.27% and countervailing duty rate of 748.58% against Russia were imposed on September 18, 2024. Final determinations by Commerce for Brazil, Kazakhstan and Malaysia were announced on March 24, 2025, with countervailing duty rates ranging from 2.78% to 265.38% and antidumping duties ranging from 0.78% to 21.78%.

In Canada, a sunset (expiry) review of the Canadian antidumping/countervailing duty order covering silicon metal imports from China is currently being conducted, which may result in the removal of the duties on such imports. A decision from the Canadian International Trade Tribunal is expected by April 30, 2025.

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

The European Commission opened a safeguard investigation into imports of manganese and silicon-based alloys to Europe on December 19, 2024. The provisional decision is expected to be announced during the second quarter of 2025.

Seasonality

Electrometallurgy

Due to the cyclicality of energy prices and the energy-intensive nature of the production processes for silicon metal, manganese- and silicon-based alloys and specialty metals, in certain instances Ferroglobe does not operate its electrometallurgy plants during certain periods of peak energy prices. Demand for Ferroglobe’s manganese- and silicon-based alloy and specialty metals products is lower during these same periods as its customers also tend to suspend their energy-intensive production processes involving Ferroglobe’s products. As a result, sales within particular geographic regions are subject to seasonality.

C.    Organizational structure.

Ferroglobe PLC is the parent company of Ferroglobe Group. For a list of subsidiaries and ownership structure see “Note 2. Organization and Subsidiaries” to our consolidated financial statements.

D.    Property, Plants and Equipment.

See “Item 4. Information on the Company—B. Business Overview.”

In response to energy or other input costs, market demands or other factors, the Company may opportunistically determine it is necessary to idle or partially idle certain of its facilities.

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

During 2024, market prices across our segments were impacted by the ongoing decline in market price, which had peaked in the prior years due to the re-filling of value chains after the COVID-19 pandemic. The end market demand concerns were exacerbated by the higher interest and inflation rate environment. Additionally, lower market demand continued into the second half of 2024, especially from the automotive and construction sectors which impacted the demand for a variety of our products.

Silicon metal pricing declined during the year in line with lower demand and increasing inventories across global value chains such as the chemical, aluminum, and other commodity sectors. Pricing across Europe and Asia has converged while the US still carries a premium. The drop in demand has forced producers to adjust their production in an effort to attenuate the downward trend in silicon prices that began in mid-2022. After reaching their floor in Q3 2023, silicon prices experienced a gradual recovery over the first half of 2024 before stabilizing over the rest of the year. Ferroalloy prices followed a similar trend, recovering in Q4 2023 as a result of improved steel production in the EU and supply chain disruptions.

Since 2020, the manganese-based alloy pricing spreads over ore recovered through mid-2022 and returned to near historical levels in late 2023 due to weaker steel demand across Europe.

In the first half of 2024, manganese alloy pricing increased sharply and unexpectedly as a result of higher manganese ore prices. These prices spiked following production stoppages in the Gemco mine in Australia and high international shipping rates. During the second half of 2024, these supply chain disruptions gradually subsided, and the global oversupply resulted in a gradual price decline, leading to reduced ferroalloy production.

Commencing in Q1 2025, limited finished products and uncertainty in the supply of high-grade manganese ore is supporting slightly increasing alloy prices.

Our ferrosilicon business pricing declined in 2024 in line with the weakening demand in steel going into the construction and automotive sectors. Further investments were limited by the higher interest and inflation rate environment.

Cost of raw materials

The main raw materials sourced by Ferroglobe are quartz, manganese ore, coal, metallurgical coke, wood, and charcoal. Manganese ore is the largest component of the cost base for manganese-based alloys. In 2024, 39% of Ferroglobe’s total 345kt purchases fell under an annual commitment (35% of 552kt in 2023 and 33% of 682kt in 2022), while the remaining was purchased on a spot basis. Total Manganese Ore expenses in 2024 were $110.2 million ($112.6 million in 2023 and $187.8 million in 2022).

In 2024, coal represented a $178.6 million expense for Ferroglobe ($191.3 million in 2023 and $179.5 million in 2022). Metallurgical coke, used for manganese alloys production, represented a total purchase volume of $43.3 million in 2024 ($41.5 million in 2023 and $72.9 million in 2022). Wood is both an important element for both the production of silicon alloys and the production of charcoal, which is used as a carbon reductant at Ferroglobe’s South African operations. Ferroglobe’s wood expense amounted to $36.6 million, $40.7 million and $37.8 million in 2024, 2023 and 2022, respectively. Ferroglobe sourced the majority of our quartz needs globally from its own mines in Spain, South Africa, the Unites States and Canada. Total quartz consumption in 2024, 2023 and 2022 represented an expense of $74.8 million, $76.7 million and $90.4 million, respectively.

Power

Power generally constitutes one of the largest expenses for most of Ferroglobe’s products. Ferroglobe focuses on minimizing energy prices and unit consumption throughout its operations through active management of our energy procurement and by concentrating its silicon and manganese-based alloy production during periods when energy prices are lower. In 2024, Ferroglobe’s total power consumption was 5,915 gigawatt-hours (5,834 in 2023), with power contracts that vary across its operations and geographies.

Energy prices softened in 2024 after rising due to the market turmoil created by the conflict in Ukraine in 2022. With improved production in European countries, especially nuclear power production in France, together with reduced consumption in most countries, prices declined throughout the year in Europe. Other geographies remain relatively stable in both availability and prices including in South Africa where load shedding has significantly reduced in 2024.

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

Unfair trade practices

A number of the products we manufacture, including silicon metal and ferrosilicon, are globally-traded commodities that are sold primarily on the basis of price. As a result, our sales volumes and prices may be adversely affected by influxes of imports of these products that are dumped or are subsidized by foreign governments. Our silicon metal and ferrosilicon operations have been injured by such unfair import competition in the past. Applicable antidumping and countervailing duty laws and regulations may provide a remedy for unfairly traded imports in the form of special duties imposed to offset the unfairly low pricing or subsidization. However, the process for obtaining such relief is complex and uncertain. Recently, for example, the US Commerce Department and the ITC issued antidumping duties for ferrosilicon imports against Russia with preliminary countervailing duties issued against Brazil, Kazakhstan and Malaysia.

Regulatory changes

See “Item 4.B.—Business Overview—Regulatory Matters.”

Comparison of the years ended December 31, 2024 and 2023

	Year ended December 31,
($ thousands)	2024	2023
Sales	1,643,939	1,650,034
Raw materials and energy consumption for production	(1,027,130)	(879,286)
Other operating income	84,378	100,992
Staff costs	(279,864)	(305,859)
Other operating expense	(265,182)	(270,090)
Depreciation and amortization charges	(75,463)	(73,532)
Impairment loss	(43,052)	(25,290)
Other gain (loss)	555	(29)
Operating profit	38,181	196,940
Finance income	7,248	5,422
Finance costs	(21,942)	(38,793)
Exchange differences	13,565	(7,551)
Profit before tax	37,052	156,018
Income tax (expense)	(16,252)	(57,540)
Profit for the year	20,800	98,478
(Loss) profit attributable to non-controlling interests	(2,738)	15,816
Profit attributable to the Parent	23,538	82,662

Sales

Sales decreased $6,095 thousand, or 0.4%, to $1,643,939 thousand for the year ended December 31, 2024, from $1,650,034 thousand for the year ended December 31, 2023. The decrease in sales revenue was mainly driven by a 17.6% decrease in silicon-based alloys revenue, partially offset by a 28.4% increase in manganese-based alloys revenues.

Silicon metal sales revenue increased $4,509 thousand, or 0.6%, and average selling prices of silicon metal decreased by 12.2% to $3,262/MT in 2024 from $3,715/MT in 2023. Total shipments of silicon metal increased by 14.6%.

Silicon-based alloys sales revenue decreased $86,316 thousand, or 17.6%, and average selling prices decreased by 13.8% to $2,208/MT in 2024 from $2,562MT in 2023. Total shipments decreased by 4.4%, driven by weak demand from steel manufacturers.

Manganese-based alloys sales revenue increased $73,561 thousand, or 28.4%, and average selling prices increased by 5.7% to $1,206/MT in 2024, compared to $1,141/MT in 2023. Total shipments increased by 21.5%.

Raw materials and energy consumption for production

Raw materials and energy consumption for production increased $147,844 or 16.8%, to $1,027,130 thousand for the year ended December 31, 2024 from $879,286 thousand for the year ended December 31, 2023. Raw materials and energy consumption for production as a percentage of sales was 62%, compared to 53% in 2023. The increase in these costs in total and as a percentage of sales is primarily due to the decrease in the benefit recorded in relation to our agreement with EDF regarding the electricity pricing mechanism as well as the ARENH benefit. We recorded a benefit of $63,032 thousand in 2024 compared to a benefit of $186,211 thousand in the prior year.

Other operating income

Other operating income decreased $16,614 thousand, or 16.5%, to $84,378 thousand for the year ended December 31, 2024, from $100,992 thousand for the year ended December 31, 2023, mainly due to lower income related to the carbon dioxide emission allowances recognized in 2024 amounting to $4,414 thousand. Additionally, 2023 was positively impacted by the benefit received of $10,164 thousand, related to a contingent consideration resulting from the agreement entered with Kehlen Industries Management,S.L, for the sale of the hydro-electric assets in 2019.

Staff costs

Staff costs decreased $25,995 thousand, or 8.5%, to $279,864 thousand for the year ended December 31, 2024, from $305,859 thousand for the year ended December 31, 2023. This decrease is primarily due to a lower variable remuneration driven by the lower results in 2024, mainly in France, amounting to $27,088 thousand.

Other operating expense

Other operating expense decreased $4,908 thousand, or 1.8% to $265,182 thousand for the year ended December 31, 2024, from $270,090 thousand for the year ended December 31, 2023. This decrease was driven by lower carbon dioxide cost for a total of $6,114 thousand and a reduction of services of independent professionals and other supplies expenses amounting to $9,321 thousand, partially offset by an increase in distribution costs amounting to $10,527 thousand, as result of higher sales volumes.

Depreciation and amortization

Depreciation and amortization increased $1,931 thousand, or 2.6%, to $75,463 thousand for the year ended December 31, 2024, from $73,532 thousand for the year ended December 31, 2023. The increase in depreciation is driven by the capital expenditures across the organization.

Impairment loss

Impairment losses increased $17,762, or 142.6%, to a loss of $43,052 thousand for the year ended December 31, 2024, from a loss of $25,290 thousand for the year ended December 31, 2023. During the year ended December 31, 2024 the Company recognized an impairment of $15,483 thousand in relation to the goodwill in its Silicon Metal cash-generating unit group in the U.S., and $24,940 thousand related to impairment of property, plant and equipment allocated to various cash-generating units throughout the Company. Please see Note 8 of our consolidated financial statements. During the year ended December 31, 2023, the Company recognized an impairment of $21,008 thousand in relation to our Selma facility in the U.S, and an impairment of $1,570 and $3,619 thousand relating to our Boo and Cee-Dumbria facilities in Spain.

Finance income

Finance income increased $1,826 thousand, or 33.7%, to $7,248 thousand for the year ended December 31, 2024, from $5,422 thousand for the year ended December 31, 2023. The increase is driven primarily by the change in the fair value of our financial investment in Coreshell amounting to $2,250 thousand.

Finance costs

Finance costs decreased $16,851 thousand, or 43.4%, to $21,942 thousand for the year ended December 31, 2024, from $38,793 thousand for the year ended December 31, 2023. The decrease is due to lower interest expense as a result of the full redemption of the remaining Reinstated Senior Notes at 102.34375% in February 2024.

Exchange differences

Exchange differences changed by $21,116 thousand, to a gain of $13,565 thousand for the year ended December 31, 2024, from a loss of $7,551 thousand for the year ended December 31, 2023, primarily due to impact of the 6% decline in the average EUR-USD exchange rate in 2024 compared to 2023 on our payable loans denominated in Euro.

Income tax (expense)

Income tax expense decreased $41,288 thousand, or 71.8%, to an income tax expense of $16,252 thousand for the year ended December 31, 2024, from an income tax expense of $57,540 thousand for the year ended December 31, 2023. The variance is primarily due to changes in results before taxes in France and the U.S. The profit before taxes for France in 2024 decreased by $97,180 thousand compared to 2023, which resulted in a lower income tax expense of $18,757 thousand in 2024 compared to $41,571 thousand in 2023. In the U.S., the Company recorded a net loss of $12,023 thousand in 2024 compared to income of $26,192 in the prior year.

Segment operations

Operating segments are based upon the Company’s management reporting structure. As such, we report our results in accordance with the following segments:

●	North America – Silicon Metals
●	North America – Silicon Alloys
●	Europe – Manganese
●	Europe – Silicon Metals
●	Europe – Silicon Alloys
●	South Africa – Silicon Metals
●	South Africa – Silicon Alloys
●	Other segments

North America – Silicon Metals

	Year ended December 31,
($ thousands)	2024	2023
Sales	386,429	505,472
Raw materials	(196,522)	(240,482)
Energy consumption for production	(71,025)	(72,680)
Other operating income	10,987	6,605
Staff costs	(57,992)	(67,160)
Other operating expense	(34,497)	(44,304)
Depreciation and amortization	(25,632)	(32,313)
Impairment loss	(17,962)	(21,008)
Other (loss)	(892)	(71)
Operating (loss) profit	(7,106)	34,059

Sales

Sales decreased $119,043 thousand, or 23.6%, to $386,429 thousand for the year ended December 31, 2024, from $505,472 thousand for the year ended December 31, 2023, driven by falling prices and reduced shipments. Average selling prices decreased by 15.6% to $3,348/MT in 2024 from $3,968/MT in 2023 and total shipments declined by 0.2%. Several factors contributed to this decline in prices and shipments, including a slowdown in the automotive sector, which negatively impacted demand for aluminum and, consequently, silicon metal.

Raw materials

Raw materials decreased $43,960 thousand, or 18.3%, to $196,522 thousand for the year ended December 31, 2024 from $240,482 thousand for the year ended December 31, 2023. The decrease in raw materials is in line with lower shipments.

Energy consumption for production

Energy consumption for production recorded an immaterial decrease for the year compared to 2023.

Other operating income

Other operating income increased $4,382 thousand, or 66.3%, to $10,987 thousand for the year ended December 31, 2024 from $6,605 thousand for the year ended December 31, 2023, primarily related to insurance proceeds received from a transformer failure in Bécancour amounting to $2,491 thousand.

Staff costs

Staff costs decreased $9,168 thousand, or 13.7%, to $57,992 thousand for the year ended December 31, 2024, from $67,160 thousand for the year ended December 31, 2023. The decrease is primarily due to a decrease in employees due the idling of our Selma plant in Q4 2023 and throughout 2024 amounting to $4,169 thousand, a lower variable remuneration driven by the lower results in 2024 and a change in the product mix.

Other operating expense

Other operating expense decreased $9,807 thousand, or 22.1%, to $34,497 thousand for the year ended December 31, 2024, from $44,304 thousand for the year ended December 2023. In 2024, the Company had $1,101 thousand lower carbon dioxide costs in its Bécancour facility and $4,623 thousand less in Selma due to the idling of that facility.

Depreciation and amortization

Depreciation and amortization decreased $6,681 thousand, or 20.7%, to $25,632 thousand for the year ended December 31, 2024, from $32,313 thousand for the year ended December 31, 2023, due to the impairment of $21,008 thousand recorded in 2023 in relation to the idling of our Selma facility.

Impairment loss

The Company recorded an impairment loss of $17,962 thousand for the year ended December 31, 2024, split between $2,479 thousand of impairment in our Alloy CGU and $15,483 thousand for the goodwill allocated to our U.S. Silicon Metal CGU. For the year ended December 31, 2023, the Company recorded an impairment loss of $21,008 thousand associated with the idling of our Selma facility.

North America – Silicon Alloys

	Year ended December 31,
($ thousands)	2024	2023
Sales	279,806	283,180
Raw materials	(134,153)	(137,307)
Energy consumption for production	(29,051)	(27,886)
Other operating income	134	3,896
Staff costs	(43,342)	(37,744)
Other operating expense	(29,340)	(26,840)
Depreciation and amortization	(17,209)	(15,183)
Other (loss)	(43)	(115)
Operating profit	26,802	42,001

Sales

Sales decreased $3,374 thousand, or 1.2%, to $279,806 thousand for the year ended December 31, 2024, from $283,180 thousand for the year ended December 31, 2023, driven by low demand. Average selling prices decreased by 12.4% to $2,588/MT in 2024 from $2,955/MT in 2023 and total shipments decreased by 11.6%. Steel production decline and increase in imports undermined silicon alloys demand. The decrease was offset by internal allocation of mining sales within this segment.

Raw materials

Raw materials decreased $3,154 thousand, or 2.3%, to $134,153 thousand for the year ended December 31, 2024, from $137,307 thousand for the year ended December 31, 2023. The decrease in raw materials is in line with lower sales.

Energy consumption for production

Energy consumption for production recorded an immaterial increase for the year compared to 2023.

Other operating income

Other operating income decreased $3,762 thousand, or 96.6%, to $134 thousand for the year ended December 31, 2024, from $3,896 thousand for the year ended December 31, 2023. The reduction relates to prior year commissions which did not recur.

Staff costs

Staff costs increased $5,598 thousand, or 14.8%, to $43,342 thousand for the year ended December 31, 2024, from $37,744 thousand for the year ended December 31, 2023. The increase is primarily due to a change in the product mix favoring higher silicon alloys sales in 2024 compared to 2023.

Other operating expense

Other operating expense increased $2,500 thousand, or 9.3%, to $29,340 thousand for the year ended December 31, 2024, from $26,840 thousand for the year ended December 31, 2023. The increase is due to a change in the product mix, higher silicon alloys sales in 2024 versus 2023.

Depreciation and amortization

Depreciation and amortization increased $2,026 thousand, or 13.3%, to $17,209 thousand for the year ended December 31, 2024, from $15,183 thousand for the year ended December 31, 2023, mainly due to capital expenditure.

Europe - Manganese

	Year ended December 31,
($ thousands)	2024	2023
Sales	367,498	277,508
Raw materials	(230,727)	(226,463)
Energy consumption for production	(21,924)	42,624
Other operating income	24,902	36,628
Staff costs	(31,355)	(28,326)
Other operating expense	(77,607)	(69,897)
Depreciation and amortization	(6,550)	(7,835)
Impairment loss	(2,629)	(1,571)
Other gain	—	1
Operating profit	21,608	22,669

Sales

Sales increased $89,990 thousand or 32.4%, to $367,498 thousand for the year ended December 31, 2024, from $277,508 thousand for the year ended December 31, 2023. The average selling price increased by 7.1% to $1,202/MT in 2024 from $1,112/MT in 2023 and total shipments increased by 22.3%. Price and shipments increased as a result of the Company’s ability to leverage a high-grade manganese ore shortage that developed in the first half of 2024.

Raw materials

Raw materials increased $4,264 thousand, or 1.9%, to $230,727 thousand for the year ended December 31, 2024, from $226,463 thousand for the year ended December 31, 2023, mainly due to an increase in overall shipments partially offset by a higher fixed cost absorption due to higher production. Additionally, the cost of raw materials has decreased, especially manganese ore.

Energy consumption for production

Energy consumption for production changed by $64,548 thousand, to an expense of $21,924 thousand for the year ended December 31, 2024, from a benefit of $42,624 thousand for the year ended December 31, 2023, mainly due to the decrease of the French energy benefit received in 2024 in comparison to 2023.

Other operating income

Other operating income decreased $11,726 thousand, or 32.0%, to $24,902 thousand for the year ended December 31, 2024, from $36,628 thousand for the year ended December 31, 2023, mainly due to the benefit of $10,164 thousand in relation to a contingent consideration resulting from the agreement entered with Kehlen Industries Management,S.L, for the sale of the hydro-electric assets in 2019.

Staff costs

Staff costs increased $3,029 thousand or 10.7%, to $31,355 thousand for the year ended December 31, 2024, from $28,326 thousand for the year ended December 31, 2023, mainly due to higher production in 2024 compared to 2023.

Other operating expense

Other operating expense increased $7,710 thousand, or 11.0%, to $77,607 thousand for the year ended December 31, 2024, from $69,897 thousand for the year ended December 31, 2023, primarily driven by the increase in distribution costs linked to higher volumes in 2024 compared to 2023.

Depreciation and amortization

Depreciation and amortization decreased an immaterial amount in 2024 compared to 2023.

Impairment loss

Impairment losses increased by $1,058 thousand, to a loss of $2,629 thousand for the year ended December 31, 2024, from a loss of $1,571 thousand for the year ended December 31, 2023, primarily related to non-current assets.

Europe – Silicon Metals

	Year ended December 31,
($ thousands)	2024	2023
Sales	393,278	307,230
Raw materials	(210,391)	(206,727)
Energy consumption for production	4,373	103,423
Other operating income	46,241	40,321
Staff costs	(71,647)	(79,114)
Other operating expense	(84,209)	(71,632)
Depreciation and amortization	(11,458)	(6,325)
Other gain	155	79
Operating profit	66,342	87,255

Sales

Sales increased $86,048 thousand or 28.0%, to $393,278 thousand for the year ended December 31, 2024 from $307,230 thousand for the year ended December 31, 2023. The average selling prices decreased by 9.3% to $3,104/MT in 2024 from $3,422/MT in 2023 and total shipments increased by 34.7%. In 2024, the solar industry led the demand for silicon.

Raw materials

Raw materials increased $3,664 thousand, or 1.8%, to $210,391 thousand for the year ended December 31, 2024, from $206,727 thousand for the year ended December 31, 2023, due to the increase in sales, partially offset by a higher fixed cost absorption due to higher production.

Energy consumption for production

Energy consumption for production decreased $99,050 thousand, or 95.8%, to an income of $4,373 thousand for the year ended December 31, 2024, from an income of $103,423 thousand for the year ended December 31, 2023. The decline in energy consumption is due to (i) a decrease in the benefit from our French energy agreement of $39,023 thousand in 2024 compared to a $90,907 thousand benefit in 2023 and (ii) an increase in energy cost due to the increase in sales.

Other operating income

Other operating income increased $5,920 thousand, or 14.7%, to $46,241 thousand for the year ended December 31, 2024, from $40,321 thousand for the year ended December 31, 2023, primarily due to higher income related to the carbon dioxide emission allowances recognized in 2024 in our Sabon facility (Spain).

Staff costs

Staff costs decreased $7,467 thousand, or 9.4%, to $71,647 thousand for the year ended December 31, 2024, from $79,114 thousand for the year ended December 31, 2023. The decrease is primarily due to a lower variable remuneration.

Other operating expense

Other operating expense increased $12,577 thousand, or 17.6%, to $84,209 thousand for the year ended December 31, 2024, from $71,632 thousand for the year ended December 31, 2023, primarily driven by an increase in distribution costs due to higher product volumes in 2024 compared to 2023 as well as higher carbon dioxide cost.

Depreciation and amortization

Depreciation and amortization increased $5,133 thousand, or 81.2%, to $11,458 thousand for the year ended December 31, 2024, from $6,325 thousand for the year ended December 31,2023, primarily due to the additional capital expenditures.

Europe – Silicon Alloys

	Year ended December 31,
($ thousands)	2024	2023
Sales	181,702	216,465
Raw materials	(147,642)	(160,780)
Energy consumption for production	7,699	52,371
Other operating income	5,967	21,149
Staff costs	(23,613)	(42,069)
Other operating expense	(24,284)	(44,132)
Depreciation and amortization	(3,692)	(3,005)
Impairment loss	(3,646)	(3,619)
Other gain	68	47
Operating (loss) profit	(7,441)	36,427

Sales

Sales decreased $34,763 thousand or 16.1%, to $181,702 thousand for the year ended December 31, 2024, from $216,465 thousand for the year ended December 31, 2023. Average selling prices decreased by 19.0% to $1,963/MT in 2024 from $2,424/MT in 2023 and total shipments decreased by 3.0%. The declines primarily related to an increase in imports of low-priced goods from our competitors.

Raw Materials

Raw Materials decreased $13,138 thousand, or 8.2%, to $147,642 thousand for the year ended December 31, 2024, from $160,780 thousand for the year ended December 31, 2023. Raw materials decreased due to a decrease in shipments.

Energy consumption for production

Energy consumption for production decreased $44,672 thousand, or 85.3%, to $7,699 thousand for the year ended December 31, 2024, from $52,371 thousand for the year ended December 31, 2023. The decrease in energy consumption is primarily due to a decrease in the benefit from our French energy agreement of $10,602 thousand in 2024 compared to a $40,910 thousand benefit in 2023.

Other operating income

Other operating income decreased $15,182 thousand, or 71.8%, to $5,967 thousand for the year ended December 31, 2024, from $21,149 thousand for the year ended December 31, 2023, due to lower income related to the carbon dioxide emission allowances recognized in 2024, mainly driven by a decrease in fair value of the carbon dioxide emission allowances compared to 2023.

Staff costs

Staff costs decreased $18,456 thousand, or 43.9%, to $23,613 thousand for the year ended December 31, 2024, from $42,069 thousand for the year ended December 31, 2023. The decrease is due to lower variable remuneration driven by the lower results in 2024 and a release of $6,957 thousand for a restructuring and litigation provisions which settled in 2024.

Other operating expense

Other operating expense decreased $19,848 thousand, or 45.0%, to $24,284 thousand for the year ended December 31, 2024, from $44,132 thousand for the year ended December 31, 2023, driven by lower carbon dioxide cost for a total of $15,182 thousand and a decrease in distribution costs.

Depreciation and amortization

Depreciation and amortization decreased an immaterial amount in 2024 compared to 2023.

Impairment loss

Impairment loss increased  an immaterial amount in 2024 compared to 2023.

South Africa – Silicon Metals

	Year ended December 31,
($ thousands)	2024	2023
Sales	67,944	50,071
Raw materials	(37,452)	(16,401)
Energy consumption for production	(22,786)	(27,602)
Other operating income	65	594
Staff costs	(6,270)	(5,007)
Other operating expense	(7,502)	(11,223)
Depreciation and amortization	(2,863)	(1,840)
Impairment (loss) gain	(12,953)	478
Operating loss	(21,817)	(10,930)

Sales

Sales increased $17,873 thousand, or 35.7%, to $67,944 thousand for the year ended December 31, 2024, from $50,071 thousand for the year ended December 31, 2023. Average selling prices increased by 8.3% to $3,350/MT in 2024 from $3,094/MT in 2023 and total shipments increased by 14.5%.

Raw materials

Raw materials increased $21,051 thousand, or 128.4%, to $37,452 thousand for the year ended December 31, 2024, from $16,401 thousand for the year ended December 31, 2023, driven by the increase in product volumes sold during 2024 and higher fixed costs due to the temporary idling of the Polokwane facility.

Energy consumption for production

Energy consumption for production decreased $4,816 thousand, or 17.5%, to $22,786 thousand for the year ended December 31, 2024, from $27,602 thousand for the year ended December 31, 2023, due to the temporary idling of the Polokwane facility.

Other operating income

Other operating income decreased by an immaterial amount in 2024 compared to 2023.

Staff costs

Staff costs increased by an immaterial amount in 2024 compared to 2023.

Other operating expense

Other operating expense decreased $3,721 thousand, or 33.2%, to $7,502 thousand for the year ended December 31, 2024, from $11,223 thousand for the year ended December 31, 2023, primarily due to lower operating, selling and administrative costs in our Polokwane facility as a result of being partially idled during 2024.

Depreciation and amortization

Depreciation and amortization increased by an immaterial amount in 2024 compared to 2023.

Impairment (loss) gain

Impairment loss increased $13,431 thousand, to $12,953 thousand for the year ended December 31, 2024, from a gain of $478 thousand for the year ended December 31, 2023. This variance is mainly due to the impairment recorded in the Polokwane facility amounting to $12,953 thousand.

South Africa – Silicon Alloys

	Year ended December 31,
($ thousands)	2024	2023
Sales	91,021	109,684
Raw materials	(41,599)	(45,491)
Energy consumption for production	(34,820)	(36,710)
Other operating income	83	(142)
Staff costs	(9,978)	(10,412)
Other operating expense	(5,394)	(10,718)
Depreciation and amortization	(4,622)	(4,056)
Other losses	(6)	—
Operating (loss) profit	(5,315)	2,155

Sales

Sales decreased $18,663 thousand, or 17.0%, to $91,021 thousand for the year ended December 31, 2024, from $109,684 thousand for the year ended December 31, 2023. Average selling prices decreased by 9.2% to $1,894/MT in 2024 from $2,087/MT in 2023 and total shipments declined by 3.8%, primarily due to reduced domestic demand and higher cost.

Raw materials

Raw materials decreased $3,892 thousand, or 8.6%, to $41,599 thousand for the year ended December 31, 2024, from $45,491 thousand for the year ended December 31, 2023. The decrease is attributed to the lower shipments.

Energy consumption for production

Energy consumption for production decreased by an immaterial amount in 2024 compared to 2023.

Other operating income

Other operating income increased by an immaterial amount in 2024 compared to 2023.

Staff costs

Staff costs decreased by an immaterial amount in 2024 compared to 2023.

Other operating expense

Other operating expense decreased $5,324 thousand, or 49.7%, to $5,394 thousand for the year ended December 31, 2024, from $10,718 thousand for the year ended December 31, 2023, mainly due to lower operating, selling and administrative costs in Emalahleni facility.

Depreciation and amortization

Depreciation and amortization increased by an immaterial amount in 2024 compared to 2023.

Other segments

	Year ended December 31,
($ thousands)	2024	2023
Sales	43,001	54,921
Raw materials	(25,133)	(30,391)
Energy consumption for production	(3,774)	(4,889)
Other operating income	44,978	50,655
Staff costs	(35,667)	(36,027)
Other operating expense	(50,271)	(48,309)
Depreciation and amortization	(3,437)	(2,975)
Impairment (loss) gain	(5,862)	430
Other gain	1,273	30
Operating loss	(34,892)	(16,555)

Sales

Sales decreased $11,920 thousand, or 21.7%, to $43,001 for the year ended December 31, 2024, from $54,921 thousand for the year ended December 31, 2023, primarily due to sales decrease in our facility in Argentina amounting to $13,497 thousand. Shipments in Argentina decreased to 4,623 tons from 8,791, a reduction of 47.4%.

Raw materials

Raw materials decreased $5,258 thousand, or 17.3%, to $25,133 thousand for the year ended December 31, 2024, from $30,391 thousand for the year ended December 31, 2023, primarily due to lower costs as consequence of lower production volumes in Argentina.

Energy consumption for production

Energy consumption for production decreased by an immaterial amount in 2024 compared to 2023.

Other operating income

Other operating income decreased $5,677 thousand, or 11.2%, to $44,978 thousand for the year ended December 31, 2024, from $50,655 thousand for the year ended December 31, 2023, primarily due to a decrease in the allocation of management fee charges that are eliminated during the consolidation process.

Staff costs

Staff costs decreased by an immaterial amount in 2024 compared to 2023.

Other operating expense

Other operating expense increased $1,962 thousand, or 4.1%, to $50,271 for the year ended December 31, 2024, from $48,309 thousand for the year ended December 31, 2023, primarily due to an increase of professional services costs.

Depreciation and amortization

Depreciation and amortization increased by an immaterial amount in 2024 compared to 2023.

Impairment (loss) gain

Impairment losses changed by $6,292 thousand, to a loss of $5,862 thousand for the year ended December 31, 2024, from a gain of $430 thousand for the year ended December 31, 2023, due to the impairment recorded in our solar-grade silicon metal project in Puertollano, Spain, amounting to $5,862 thousand.

Comparison of the years ended December 31, 2023 and 2022

For a discussion of the financial results and condition for the fiscal year ended December 31, 2022, please refer to “Item 5. Operating and financial review and prospects—A. Operating results—Comparison of the years ended December 31, 2023 and 2022” of our Annual Report on Form 20-F for the year ended December 31, 2023 filed on May 13, 2024.

Non-IFRS measures and reconciliation

In addition to our operating results, as calculated in accordance with IFRS as adopted by the IASB, the Company uses non-IFRS measures such as EBITDA, FX adjusted EBITDA, net working capital and net (cash)/debt for internal planning and performance measurement purposes. We believe these measures provide useful information about the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis. Management uses EBITDA internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that EBITDA is a useful measure of our performance because it reflects our cash generation potential from our operational activities excluding depreciation and amortization and miscellaneous adjustments, if any, for the period. These measures should not be considered individually or as a substitute for net income or operating income, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, our calculation of EBITDA and other non-IFRS measures may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

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

A reconciliation of EBITDA and FX adjusted EBITDA to our net income (loss) for the years indicated is presented below:

	2024	2023	2022
Profit (loss) attributable to the parent	23,538	82,662	440,314
(Loss) profit attributable to non-controlling interest	(2,738)	15,816	3,514
Income tax expense	16,252	57,540	147,983
Net finance expense	14,694	33,371	58,741
Depreciation and amortization charges	75,463	73,532	81,559
EBITDA	127,209	262,921	732,111
Exchange differences	(13,565)	7,551	9,995
FX Adjusted EBITDA	113,644	270,472	742,106

We calculate net working capital as (i) inventories, plus (ii) trade receivables and (iii) other receivables, less (iv) trade payables. The Company believes that net working capital is an important figure as it provides a relevant metric for the efficiency and liquidity of our operating activities.

The calculation of our net working capital derived from our consolidated financial statements as of December 31, 2024 and 2023 is presented below:

	2024	2023
Inventories	347,139	383,841
Trade receivables	188,816	220,330
Other receivables	83,103	89,913
Trade payables	(158,251)	(183,375)
Net Working Capital	460,807	510,709

We calculate net (cash)/debt as the summation of (i) bank borrowings excluding factoring agreements; (ii) debt instruments; and (iii) other financial liabilities; less (iv) current restricted cash; and (v) cash and cash equivalents. The Company believes that monitoring and reporting net (cash)/debt provides management with the ability to assess our leverage and liquidity.

The calculation of our net (cash)/debt derived from our consolidated financial statements as of December 31, 2024 and 2023 is presented below:

	2024	2023
Bank borrowings(1)	22,103	15,865
Debt instruments	10,135	154,780
Other financial liabilities	73,805	81,283
Current restricted cash	(298)	(1,179)
Cash and cash equivalents	(132,973)	(136,470)
Net (Cash)/Debt	(27,228)	114,279

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

In July 2023, in coordination with the management of our liabilities and strengthened cash and cash equivalents position, the Company via its subsidiary issuers of the 9.375% senior secured notes due 2025 partially redeemed such Reinstated Senior Notes at 102.34375% of the principal amount plus accrued interest. The issuers elected to redeem an aggregate principal amount of $150.0 million of the Reinstated Senior Notes plus accrued and unpaid interest of $14,000 thousand. In February 2024, the Company completed the full redemption of the remaining Reinstated Senior Notes at 102.34375% of the principal amount plus accrued interest. The issuers elected to redeem an aggregate principal amount of $147,624 thousand of the Reinstated Senior Notes, the entire amount outstanding as of the redemption date, plus accrued and unpaid interest and a call premium of $4,075 thousand. The Reinstated Senior Notes were fully redeemed from the Company’s cash and cash equivalents.

As of December 31, 2024 and 2023, Ferroglobe had cash and cash equivalents and restricted cash and cash equivalents of $133,271 thousand (of which $298 thousand is restricted cash) and $137,649 thousand (of which $1,179 thousand is restricted cash), respectively. Cash and cash equivalents are primarily held in USD and EUR.

In addition to these resources, the Company believes that our working capital is sufficient for our present requirements, and we anticipate generating sufficient cash to satisfy our short and long-term liquidity needs.

Capital Expenditures

The Company’s capital expenditures for the years ended December 31, 2024, 2023 and 2022 were $76,165 thousand, $83,679 thousand and $52,147 thousand, respectively. These investments targeted expansion and productivity improvements, as well as, capitalizable repairs and maintenance.

As part of its ongoing commitment to sustainability, Ferroglobe’s Board of Directors approved the Company’s decarbonization plan to reduce our combined scope 1 and 2 carbon emissions per ton of production by at least 26% by 2030 from a 2020 baseline. This decarbonization plan will result in committing $29.1 million in capex through 2026, of which the Company has been granted $12.2 million from local governments to support its initiatives.

Debt

Debt comprises bank borrowings, lease liabilities, debt instruments, and other financial liabilities. As of December 31, 2024, the Company’s total outstanding debt was $210,554 thousand, consisting of $114,370 thousand in short-term debt, including the current portion of long-term debt, and $96,184 in long-term debt.

Our USD denominated debt as of December 31, 2024 was $26,302 thousand (or 12% of our total debt), our EUR denominated indebtedness was $174,358 thousand (or 83% of our total debt) and other denominated debt was $9,894 thousand (or 5% of our total debt).

As of December 31, 2024, $71,950 thousand (34% of total debt) bears interest at floating rates and $136,663 thousand (66% of total debt) bears interest at fixed rates.

Long-term debt

The following discussion briefly describes our long-term debt arrangements as of December 31, 2024. For additional information, see the Notes to our consolidated financial statements.

REINDUS Loan: In 2016, a Company subsidiary entered into a loan agreement with the Spanish Ministry of Industry, Tourism and Commerce (the “Ministry”) to borrow an aggregate principal amount of €44,999 thousand ($50,223 thousand) in connection with the industrial development projects related to a silicon project in Spain, at an annual interest rate of 3.6%. The Company is required to repay this loan in seven instalments commencing in 2023 and to be completed by 2030. As of December 31, 2024 the amortized cost of the loan is $24,088 thousand.

Québec Loan: In 2020, a Company subsidiary entered into a loan agreement with Investissement Québec to borrow an aggregate principal amount, interest-free, of CAD 7.0 million ($5.5 million) to finance its capital expenditures activities in Canada. The loan is to be repaid over a seven-year period, with payments deferred for the first three years from inception of the loan.

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

US Lease Financing: In September 2024, a Company subsidiary entered into a Master Lease Agreement (“MLA”) with Citizens Asset Finance (“Citizens”). The MLA permits the Company as lessee to enter into one or more leasing schedules with Citizens as lessor. When entering a lease schedule, Citizens leases equipment covered by the respective lease schedule to the Company subject to terms and conditions of the MLA. The subsidiary and Citizens entered into three lease schedules as of December 31, 2024, pursuant to the terms of the MLA, providing $6.1 million up front as part of a sale of assets to the Lessor.

North American revolving line of credit

In June 2022, Company subsidiaries entered into a five-year, $100 million asset-based revolving credit facility (the “ABL Revolver”), with the Bank of Montreal as lender and agent. The maximum amount available under the ABL Revolver at any given moment is subject to a borrowing base test comprising North American inventory and accounts receivable. The revolver bears interest at SOFR plus a spread of between 150/175 basis points depending on levels of utilization. During the year ended December 31, 2024, the Company drew down $32,000 thousand, which has been fully repaid, yielding no balance as of the end of the year.

Under the ABL credit agreement, the borrowers commit not to, without lender consent, create or incur any indebtedness, capital leases in excess of $7.5 million, create liens, merge, dissolve, divide any borrowers, change the nature of the business, pay dividends, repay indebtedness for the account of holder of equity interests of any loan party or its affiliates, and maintain a financial covenant consolidated fixed charge coverage ratio of than 1.00 to 1.00.

Factoring arrangements

In October 2020, the Company signed a factoring agreement with a financial institution to anticipate the collection of receivables issued by the Company’s European subsidiaries with the following main terms:

●	maximum cash consideration advanced is up to €60,000 thousand;
●	overcollateralization of 10% of accounts receivable as a guarantee provided to the Agent until the payment has been satisfied;
●	a 0.18% to 0.25% fee charge on total invoices and credit notes sold to the Agent; and
●	a financing commission set at EURIBOR 3 months plus 1% charged on drawdowns;

Other conditions are set in relation to credit insurance policy which has been structured in an excess of loss policy where the first €5,000 thousand of bad debt losses are not covered by the insurance provider. The Company has assumed the cash collateralization for the entire excess of loss, as agreed in contractual terms.

In February 2022, the Company signed a without recourse factoring agreement with Bankinter that offers the possibility to sell the receivables corresponding to eleven pre-approved customers by the bank and its credit insurer. Receivables are pre-financed at 100% of their face value.

The main characteristics of this program are the following:

●	maximum cash consideration advanced is up to €30,000 thousand;
●	a 0.25% fee of the receivables face values;
●	a cost of financing at 12-month Euribor plus 1%;
●	a closing fee of 0.25% of the financing; and
●	an annual renewal fee of 0.25% of the financing.

Availability of funds

As of December 31, 2024 and 2023, we had cash and cash equivalents, restricted cash and other restricted funds amounting to $133,271 thousand and $137,649 thousand, respectively. Please see Note 9 Financial assets and other receivables to our consolidated financial statements.

The Company also has certain restrictions regarding dividend payments in the partnerships with Dow as of December 31, 2024.

Ferroglobe PLC is the parent company of Ferroglobe Group and receives funding from its subsidiaries in the form of intercompany loans. Consequently, certain restrictions on the ability of the Group’s subsidiaries to transfer funds to Ferroglobe PLC negatively affect our liquidity and thus our business.

Ferroglobe Spain Metals also has restrictions coming from the SEPI loans. Until the loans have been fully repaid in 2025, the Company is subject to several restrictions, including the following prohibited payments: (1) payment of dividends; (2) payment of management fee; (3) repayment of intra-group loans; (4) payment of intercompany net commercial balances as of June 30, 2021 (denominated “legacy”), with an exception of $20,000 thousand of those balances (intercompany commercial balances generated after June 2021 are permitted); and (5) payment of interest on intercompany loans corresponding to fiscal years 2023 and 2022 (see Note 20).

Under the ABL credit agreement, the borrowers commit to respect usual affirmative covenants, including among others: communicating any default or event of default, a change of control, the creation of acquisition of subsidiaries, a casualty or damage to any material used as a collateral, maintenance of insurance, compliance with ERISA and the Canadian Pension Laws, and compliance with environmental laws. The borrowers also commit not to create or incur any indebtedness, capital leases in excess of a $7.5 million, create liens, merge, dissolve, divide any borrowers, change the nature of the business, pay dividends, repay indebtedness for the account of holder of Equity Interests of any Loan Party or its affiliates, maintain a financial covenant consolidated fixed charge coverage ratio to be less than 1.00 to 1.00.

Contractual Obligations

The following table sets forth Ferroglobe’s contractual obligations and commercial commitments with definitive payment terms that will require significant cash outlays in the future, as of December 31, 2024.

		Payments Due by Period
		Less than			More than
($ thousands)	Total	1 year	1 - 2 years	2 - 5 years	5 years
Non-current and current debt obligations	10,268	10,268	—	—	—
Government loans	69,651	47,283	9,408	12,960	—
Bank borrowings	57,162	43,251	681	13,230	—
Capital expenditures	9,391	9,391	—	—	—
Leases	169,809	14,225	14,504	26,155	114,925
Power purchase commitments (1)	293,709	97,577	62,922	81,413	51,797
Purchase obligations (2)	32,633	32,633	—	—	—
Other non-current liabilities (3)	3,653	2,163	1,489	—	—
Total	646,275	256,792	89,004	133,758	166,722
(1)	Represents minimum charges that are enforceable and legally binding, and do not represent total anticipated purchases. Minimum charges requirements expire after providing one-year notice of contract cancellation.
(2)	The Company has outstanding purchase obligations with suppliers for raw materials in the normal course of business. The disclosed purchase obligation amount represents commitments to suppliers that are enforceable and legally binding and do not represent total anticipated purchases of raw materials in the future.
(3)	Included contingent consideration with Glencore.

The table above also excludes certain other obligations reflected in our consolidated statements of financial position, including estimated funding for pension obligations, for which the timing of payments may vary based on changes in the fair value of pension plan assets and actuarial assumptions. We expect to contribute $548 thousand to our pension plans for the year ended December 31, 2025.

Further information regarding Ferrogloble’s contractual obligations and commercial commitments as of December 31, 2024, is set forth in Note 29 Financial risk management to the consolidated financial statements.

Cash Flows

Comparison of the years ended December 31, 2024 and 2023

The following table summarizes our cash flows for the periods indicated:

	Year ended December 31,
($ thousands)	2024	2023
Cash and cash equivalents at beginning of period	137,649	322,943
Cash flows from operating activities	243,258	178,372
Cash flows used in investing activities	(66,937)	(81,806)
Cash flows used in financing activities	(175,508)	(282,147)
Exchange differences on cash and cash equivalents in foreign currencies	(5,191)	287
Cash, restricted cash and cash equivalents at end of period	133,271	137,649
Cash, restricted cash and cash equivalents at end of period from statement of financial position	133,271	137,649

Cash flows from operating activities

Cash flows from operating activities increased $64,886 thousand, to a positive $243,258 thousand for the year ended December 31, 2024, from a positive cash generated of $178,372 thousand for the year ended December 31, 2023. The change in cash flows from operating activities for the year ended December 31, 2024 was mainly due to (i) an increase in other changes in energy receivable by $291,766 thousand, to an inflow of 131,959 thousand in 2024 from an outflow of $159,807 thousand in 2023, offset by (i) a decrease of $95,974 thousand in the profit for the year, from a net profit of $98,478 thousand for the year ended December 31, 2023 compared with a net profit of $2,504 thousand for the same period in 2024, and (ii) a decrease of $46,154 thousand in non-cash adjustments, predominantly driven by a decrease of $41,288 thousand in income tax expense.

Cash flows from investing activities

Cash flows used in investing activities decreased $14,869 thousand to an outflow of $66,937 thousand for the year ended December 31, 2024, from an outflow of $81,806 thousand for the year ended December 31, 2023. Capital expenditures decreased during the year ended December 31, 2024 to $76,165 thousand from $83,679 thousand during the year ended December 31, 2023. Additionally in 2024, the Company received a government grant of $12,453 thousand for the construction of a biocarbon plant at our Sabón plant in Spain.

Cash flows from financing activities

Cash flows used in financing activities decreased $106,639 thousand, to a net outflow of $175,508 thousand for the year ended December 31, 2024, from a net outflow of $282,147 thousand for the year ended December 31, 2023. The decrease is mainly due to a decrease in interest paid due to the full redemption of the Reinstated Senior Notes by $147,624 thousand in February 2024 (partially repaid by $150.0 million in July 2023) and a decrease in the net impact of bank borrowings. Additionally, in 2023 the Company partially repaid $17.4 million of its loan due to Reindus and repurchased $29 million of Reinstated Senior Notes.

C.    Research and Development, Patents and Licenses, etc.

For additional information see “Item 4.B.—Information on the Company—Business Overview—Research and Development (R&D).”

D.    Trend Information

We discuss in Item 5.A. above and elsewhere in this Annual Report, trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that we believe are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources or to cause the disclosed financial information not to be necessarily indicative of future operating results or financial conditions.

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

Name	Age	Position	Year of appointment
Javier López Madrid	60	Director and Executive Chairman	2015
Marco Levi	65	Director and Chief Executive Officer	2020
Beatriz García-Cos Muntañola	61	Chief Financial Officer and Principal Accounting Officer	2019
Bruce L. Crockett	81	Director	2015
Stuart E. Eizenstat	82	Director	2015
Manuel Garrido y Ruano	59	Director	2017
Marta de Amusategui y Vergara	60	Director	2020
Juan Villar-Mir de Fuentes	63	Director	2015
Belén Villalonga Morenés	56	Director	2021
Silvia Villar-Mir de Fuentes	59	Director	2021
Nicolas de Santis	59	Director	2021
Rafael Barrilero Yarnoz	63	Director	2021

The Company has only negotiated for benefits to be paid upon the termination of employment with Javier López Madrid, Marco Levi and Beatriz García-Cos Muntañola of our directors and senior management.

See “Item 7.B.—Related Party Transactions—Grupo VM shareholder agreement” for a discussion of certain board nomination rights.

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

He has been Chief Executive Officer of Grupo VM since 2008, and is member of the Board of several non-profit organizations. He is the founder and the largest shareholder of Financiera Siacapital and founded Tressis, Spain’s largest independent private bank. Mr. López Madrid holds a Masters in law and business from ICADE University.

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

Mr. Garrido y Ruano has been Chief Financial Officer of Grupo Villar Mir since 2003 and he is currently member of the Board of its subsidiary in the energy sector, and of its real estate subsidiary. In June 2021 he was appointed non-executive Chairman of Fertial SPA the Algerian fertilizers subsidiary of the Group. He resigned from Fertial’s board of directors in August 2024, when GVM divested its stake in the company.

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

Ms. Amusategui holds an Industrial Engineering degree (MSc equivalent) from Universidad Pontificia de Comillas, Madrid, Spain, an MBA from INSEAD, Fontainebleau, France and a DBA from Universidad Pontificia de Comillas. She has held a number of academic appointments, lecturing in Financing at the Inesdi Business School, Grupo Planeta, in Barcelona, in Managerial Competencies in CUNEF, in Madrid, and in Risk Management on the Non-Executive Directors Program at ICADE Business School, also in Madrid.

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

Ms. Villalonga is a Professor of Management and Organizations, a Yamaichi Faculty Fellow, and a Professor of Finance (by courtesy) at New York University’s Stern School of Business. Between 2001 and 2012 she was a faculty member at the Harvard Business School. During 2018-2019 she was a Visiting Professor at Oxford University’s Said Business School. Her teaching, research, and consulting activities are in the areas of corporate governance, strategy, and finance, with a special focus on family-controlled companies. Her award-winning research has been cited over 19,000 times in scholarly articles and international media outlets.

Professor Villalonga is an independent director at Técnicas Reunidas (global engineering firm publicly listed in Spain), Banco Santander International (Santander group’s private banking subsidiary in the United States), as well as at Mapfre USA (insurance). She has previously served as independent director for Acciona (renewable energy and infrastructure), Grifols (biopharma), and Talgo (high-speed trains).

Ms. Villalonga holds a Ph.D. in Management and an M.A. in Economics from the University of California at Los Angeles, where she was a Fulbright Scholar. She also holds a Ph.D. in Business Economics from the Complutense University of Madrid.

Silvia Villar-Mir de Fuentes

Silvia Villar-Mir de Fuentes was appointed to our Board of Directors as a Non-Executive Director on May 13, 2021. She served as a member of the Compensation Committee from June 23, 2021 until May 26, 2023. Ms. Villar-Mir de Fuentes currently serves on the board of directors of Grupo Villar Mir, a privately held Spanish group with investments across a broad range of diversified industries, which is the beneficial owner of approximately 36% of the Company’s share capital.

Mrs. Villar-Mir de Fuentes is a summa cum laude graduate in Economics and Business Studies, with concentration in finance and accounting, from The American College in London, United Kingdom.

Nicolas De Santis

Nicolas De Santis was appointed to our Board of Directors as a Non-Executive Director on May 13, 2021. He has been a member of the Compensation Committee since June 23, 2021 and served as a member of the Nominations Committee from June 23, 2021 until May 26, 2023, on which date he was appointed as Chair of the Nominations and Governance Committee. Mr. De Santis is a technology entrepreneur, strategist and author with substantial experience in executive and non-executive roles. Mr. De Santis is currently the President of Gold Mercury International and the Chief Executive Officer of Corporate Vision Strategists Ltd, a strategic vision and innovation consultancy and incubator. De Santis advises multinational corporations and start-ups on corporate vision & strategy, disruptive innovation, global branding, business model innovation, sustainability and corporate culture transformation.

Previously Mr. De Santis served on the board of publicly traded Lyris Technologies (acquired by AUREA Software in 2015). He began his management career at Landor Associates (now WPP Group). As a technology entrepreneur, he co-founded several high-profile start-ups, including opodo.com, one of Europe’s most successful start-ups, reaching $1.5 billion in gross sales.

Mr. De Santis is a regular lecturer at business schools and universities on business strategy, global branding, business model innovation and culture transformation, including IE Business School, Madrid and the University of Wyoming. He is the author of Megavision® - A revolutionary method to develop long term strategic vision for corporations.

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

B.    Compensation

Compensation of executive officers and directors

For the year ended December 31, 2024, the aggregate compensation accrued or paid to the Company’s Executive Directors and Non-Executive Directors for services in all capacities was $3.7 million and $1.2 million, respectively.

During the year ended December 31, 2024, the total fair value of equity awards granted to directors and executive officers was $2.9 million.

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

All directors will stand for re-election at the Company’s annual general meeting expected to be held in June 2025. Any director not so elected or re-elected will stand down. No new executive directors may be appointed without the approval of a majority of Grupo VM nominees and a majority of independent directors.

Director independence

Under the Articles, as in effect since October 26, 2017, a director is considered independent if he or she is “independent” as defined in the Nasdaq rules and, while Grupo VM and its Affiliates own 10% or more of the Company’s shares, is independent from Grupo VM and its Affiliates. The Board initially reviewed the independence of its then directors in December 2015 and concluded that each of Messrs. Crockett and Eizenstat met the independence requirements of the Nasdaq rules. Messrs. López Madrid, Garrido y Ruano and Villar Mir are GVM Nominees and are not considered to be independent. Ms. Villar Mir is associated with Grupo VM and is not considered to be independent. The independence of Ms. Amusategui was initially confirmed by the Nominations Committee in 2020 and the independence of Ms. Villalonga, Mr. de Santis and Mr. Barrilero was initially confirmed by the Nominations Committee in 2021 prior to their recommendation to the Board for appointment.

Certain approvals of the Board of Directors

Pursuant to the Articles, as in effect since October 26, 2017, the approval of certain matters by our Board of Directors requires the approval of more than a simple majority of directors present.

For as long as Grupo VM or its Affiliates owns 10% or more of our outstanding shares, any transaction, agreement or arrangement between Grupo VM or any of its Affiliates or Connected Persons (as defined in Articles) and the Company or any of its Affiliates (or any amendment, waiver or repeal of any such transaction, agreement or arrangement) requires the approval of a majority of independent, non-conflicted directors.

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

Audit Committee

During the year ended December 31, 2024, our Audit Committee consisted of three directors: Mses. Amusategui and Villalonga and Mr. Crockett (as Chair). Mr. Crockett has served as Chairman of the Committee from May 31, 2020. Each of the Audit Committee members meets the requirements of an “audit committee financial expert” under the rules of the SEC and qualifies as a financially sophisticated audit committee member as required by the Nasdaq rules relating to audit committees. Our Board has determined that each of these directors satisfies the enhanced independence requirements for audit committee members required by Rule 10A-3 under the U.S. Exchange Act, and is financially literate as that phrase is used in the additional audit committee requirements of the Nasdaq rules.

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

This committee has combined the responsibilities of its predecessors and provides guidance to the Board as follows: (a) subject to the provisions of Articles where a different arrangement may be prescribed, identifying and recommending to the Board for nomination individuals qualified to become Board members, consistent with qualification standards and other criteria approved by the Board for selecting directors; (b) reviewing and providing guidance on the independence of nominees, consistent with applicable laws, Nasdaq requirements and the Articles, and monitoring and ensuring that independent non-executive directors continue to meet these applicable independence requirements: (c) reviewing and providing guidance on other nominating issues that the Board desires to have reviewed by the Committee: (d) reviewing and providing guidance on the organization of the Board and its committee structure; (e) reviewing and providing guidance on the self-evaluation procedures of the Board and its committees; (f) reviewing and providing guidance on a conflicts register; (g) reviewing and providing guidance on the Company’s code of conduct; (h) reviewing and providing guidance on the Company’s insider trading policy; (i) reviewing and providing guidance on proposed changes to the Articles; (j) reviewing and making recommendations to the Board on non-executive directors’ compensation; (k) reviewing and agreeing the terms of non-executive directors’ letters of appointment; and (l) considering succession planning, taking into account the challenges and opportunities facing the Company and the skills and expertise needed on the Board in the future, recommending to the Board plans for succession for both executive and non-executive directors.

Senior Independent Director

In October 2017, the Board established the role of Senior Independent Director, to serve in an advisory capacity for the Chairman and to serve as intermediary for the other directors where necessary. During the year ended December 31, 2024, Mr. Crockett served as Senior Independent Director.

Corporate governance policy

In October 2017, the Board adopted a corporate governance policy (the “Corporate Governance Policy”) under which, while Grupo VM has the right under the shareholders agreement in place between it and the Company to require that at least three members of the Board shall be persons proposed by it to the Nominations and Governance Committee, there shall be at least five directors on the Board who are independent within the meaning of the Company’s Articles. Under this policy the number of independent directors reduces as Grupo VM’s rights to propose persons for nomination to the Board also reduce, it being the Board’s policy that at all times, there is a majority of directors on the Board who are independent. The Corporate Governance Policy was most recently reviewed and renewed by the Board in February 2024.

D.    Employees

As of December 31, 2024, 2023 and 2022, the Company had 3,283, 3,403 and 3,265 employees respectively, excluding temporary employees. We believe our relations with our employees are generally positive with very minor instances of industrial action in recent times.

The following table shows the number of our full-time employees as of December 31, 2024, 2023 and 2022 on a consolidated basis, broken down by region:

	2024	2023	2022
North America	883	995	980
Spain	590	566	551
France	876	873	921
South Africa	431	465	293
Rest of the world	503	504	520
Total number of employees	3,283	3,403	3,265

Collective bargaining agreements (“CBAs”) are applicable to our operations in Spain, France, South Africa, Argentina, Norway, the United States, Canada and Venezuela. Despite very limited cases of industrial action in countries such as France and Spain, we remain subject to the risk of union disputes and work stoppages at our facilities, which could have a material adverse effect on our business. See “Item 3.D.—Key Information—Risk Factors”.

In Spain, the production stoppages at the three manufacturing facilities in Spain (Boo, Sabón and Monzón) which were initiated during the fourth quarter of 2022 due to unsustainable energy costs meant that employees were placed on furlough arrangements while the plants remain idled throughout 2023. The measures which regulated the furlough arrangements were the result of negotiated agreements with the employee representatives at each plant. These agreements had an expiry date of December 2023. An extension agreement with the unions was signed in December 2023 to enable continued furlough arrangements through June 2024. These arrangements were sparsely enacted due to operating levels in Spain throughout 2024.

The Ferroglobe National CBA in Spain applicable to all Spanish operations was due for renewal at the beginning of 2023 and negotiations were initiated accordingly. The existing furlough arrangements in Spain limited progress in CBA negotiations. Industrial action resulted in a limited 24-hour strike, which did not impact our operations. A CBA agreement was completed in September 2024 with effect through December 2025. Local CBA agreements were also signed before December 31, 2024 at all Spanish sites. These will be effective until the end of 2025.

In France, all employees are covered by the Convention Collective Nationale de la Chimie. This agreement does not have an expiration date. There is a mandatory annual negotiation with the trade unions representing the employees following the new election process in October 2024, primarily to determine compensation and certain other employee-related measures. The 2024 salary negotiation meetings occurred in the first quarter of 2024. The next mandatory negotiations are scheduled for the first half of 2025.

A 24-hour strike was called by the unions in late September 2024 in protest against the unilateral withdrawal by the Company from the profit-sharing agreement signed in 2016 (called prime d’intéressement). The agreement expired in December 2024 and will be renegotiated in the first half of 2025.

Profit sharing amounts and incentive payments resulting from these profit-sharing agreements (called prime d’intéressement and prime de participation) were paid to employees in 2022, 2023 and 2024.

At Ferroglobe Mangan Norge AS in Norway, three trade unions are represented among the employees. There is a collective bargaining agreement in place for all trade unions. This agreement was renegotiated in April 2024, together with a 2024 salary increase. The next mandatory negotiations are scheduled for the first half of 2025.

In South Africa, the wage agreement for the TCM Delmas mine expired in February 2023 and a new two-year wage agreement was concluded through February 2025. A two-year wage agreement was concluded for the Emalahleni plant in 2022 and the agreement expired in June 2024. A new two-year agreement has been negotiated and will run through June 2026. The Polokwane plant was restarted in October 2022 and most of the employees in the bargaining unit were appointed in September 2022. The compensation and benefits for these employees were reviewed in July 2024 and all the employees were placed in a retirement fund to which the Company contributes 10% and the employees 7%. Currently there is still no recognized trade union at the plant.

In the United States, the Selma, Alabama facility has been idle since December 2023 with the related CBA expiring in July 2024. Given that the plant continues to remain idle and there are no hourly employees at the facility, there was no renewal of the CBA. The prior CBA at the Alloy West Virginia facility expired in Q1 2025 and has subsequently been renewed for a three-years period. The CBA for the Bridgeport, Alabama facility was renegotiated in February 2024 and expires in March 2026.

Union employees in Argentina work under an annual National contract valid through April 2025. However, given Argentina's macroeconomic dynamics, salary adjustments are negotiated every 3 months, including trigger clauses that are activated if inflation exceeds the agreed-upon target.

In Canada, union employees at the Bécancour plant in Québec are covered by a Union Certification held by SCEP, Local 184. The corresponding collective bargaining agreement at the Bécancour facility runs through April 2027.

In the People’s Republic of China, at our Huantie facility (previously known as Yonvey), there is a labor union committee, supervised by the local labor union and required by it to enter into annual agreements on matters such as collective representation, collective salary negotiation and the protection of women’s rights. The collective salary agreement in force at Huantie remains in effect until April 2025, when negotiations will start for a new agreement.

E.    Share Ownership

The following table presents information relating to the beneficial ownership of our ordinary shares as of the date of this Annual Report by each of our named executive officers and directors.

The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of April 1, 2025 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

The percentage of ownership is based on 186,625,871 ordinary shares outstanding as of April 1, 2025. Ordinary shares that may be acquired by an individual or group within 60 days of April 1, 2025, pursuant to the exercise of options, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

	Number of Shares	Percentage of
	Beneficially Owned	Outstanding Shares
Directors and Executive Officers:
Javier López Madrid (1)	1,428,157	*
Marco Levi (2)	839,592	*
Beatriz Garcia Cos Muntañola (3)	213,967	*
Bruce L. Crockett	46,000	*
Stuart E. Eizenstat	72,121	*
Manuel Garrido y Ruano	870	*
Marta de Amusategui y Vergara	78,220	*
Juan Villar-Mir de Fuentes	—	—
Rafael Barrilero Yarnoz	—	—
Nicolas De Santis	—	—
Belen Villalonga	—	—
Silvia Villar-Mir de Fuentes	73,990	*
Directors and Executive Officers as a Group	2,752,917
*	Less than one percent (1%)
(1)  Includes (a) 28,117 shares issuable upon exercise of options over ordinary shares which options which expire on November 24, 2026; (b) 70,464 shares issuable upon exercise of options over ordinary shares which options which expire on June 11, 2027; (c) 46,777 shares issuable upon exercise of options over ordinary shares which options which expire on March 20, 2028; (d) 23,066 shares issuable in concept of deferred bonus which is exercisable until June 24, 2028; (e) 110,113 shares issuable upon exercise of options over ordinary shares which options expire on March 13, 2029; (f) 432,771 shares issuable upon exercise of options over ordinary shares which options expire on December 16, 2030; and (g) 385,611 shares issuable upon exercise of options over ordinary shares which options expire on September 9, 2031.
(2)Includes 408,395 shares issuable upon exercise of options over ordinary shares which options expire on December 16, 2030.
(3)Includes 86,784 shares issuable upon exercise of options over ordinary shares which options expire on December 16, 2030 and 127,183 shares issuable upon exercise of options over ordinary shares which options expire on September 9, 2031.

The options referred to above were issued under the Ferroglobe PLC Equity Incentive Plan (EIP) under which awards may be made to selected employees of the Company. Awards under the EIP have been made to members of senior management, including to Mr. López Madrid, Mr. Levi and Ms. Garcia-Cos, over ordinary shares in the capital of the Company and have a strike price of nil, except the options granted in 2021 which have a strike of $0.01. The options vest and become exercisable three years from the date of grant, except in the case of the options granted in 2020 which vested and became exercisable four years from the date of grant, in each case to the extent that performance conditions are satisfied, and subject to continued service with the Company, remain exercisable until the tenth anniversary of their grant date. In the case of the options granted in 2021 the options vested on January 1, 2024.

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

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Percentage of ownership is based on 186,625,871 shares outstanding (excluding those held in Treasury).

	Number of Shares	Percentage of
	Beneficially Owned	Outstanding Shares
Grupo Villar Mir, S.A.U. [1]	67,515,434	36.2%
Cooper Creek Partners Management LLC [2]	14,990,483	8.0%

1Based on information set forth in a Schedule 13G/A filed with the SEC by Grupo Villar Mir, S.A.U on October 28, 2024. The address of Grupo Villar Mir, S.A.U. is Torre Espacio, Paseo de la Castellana, 259 D, Planta 46N, 28046 Madrid, Spain.

2Based on information set forth in a Schedule 13G/A filed with the SEC by Cooper Creek Partners Management LLC on February 14, 2024. The address of Cooper Creek Partners Management LLC is 501 Madison Avenue, Suite 302, New York, NY 10022.

As of December 31, 2024, 2023 and 2022, the percentage of ownership of Grupo Villar Mir, S.A.U was 36.2%, 40.1% and 40.7% respectively. For more information about Grupo VM’s influence over the Company, see “Item 7.B.—Related Party Transactions—Grupo VM shareholder agreement”.

The Company’s shareholders do not have different voting rights.

As of April 1, 2025, Ferroglobe had four record holders in the United States, holding all of our outstanding shares. One of these shareholders is Cede & Co, the nominee of The Depository Trust Company. The shares held by Cede & Co as record holder are beneficially owned by U.S. holders and non-U.S. holders.

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

Under the Grupo VM Shareholder Agreement, Grupo VM has the right to submit the names of one or more director candidates (a “Grupo VM Nominee”) to the Nominations Committee (now referred to as the Nominations and Governance Committee) for consideration to be nominated or appointed as a director as long as it holds 10% or more of Company’s shares. If the Nominations Committee does not recommend a Grupo VM Nominee for nomination or appointment or if the requisite approval of the Board of Directors is not obtained in accordance with the Articles, Grupo VM shall, in good faith, and as promptly as possible but in all cases within 30 days, submit the names of one or more additional (but not the same) Grupo VM Nominees for approval. Grupo VM shall continue to submit the names of additional (but not the same) Grupo VM Nominees until such time as the favorable recommendation of the Nominations Committee and requisite approval of the Board of Directors are obtained. On December 23, 2015, Grupo VM designated Javier López Madrid to serve as the Executive Vice-Chairman of the Board in connection with the closing of the Business Combination. Upon the resignation of Alan Kestenbaum as Executive Chairman of the Board, Mr. López Madrid was appointed as Executive Chairman of the Board effective December 31, 2016. Mr. López Madrid was Chairman of the Nominations Committee until it was replaced by the Nominations and Governance Committee on May 26, 2023.

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

VM Energía and Energya VM

Under contracts entered into with Ferroglobe Spain Metals, S.A.U. (“Ferroglobe Spain Metals”) and Ferroglobe Monzón, S.L. (“Ferroglobe Monzón”), Villar Mir Energía, S.L.U. (“VM Energía”) or Energya VM Gestión de Energía, S.L.U. (“Energya VM”), as applicable, supplies the energy needs of the Boo, Sabón and Monzón electrometallurgy facilities as a broker in the wholesale power market. The contracts were first entered into in 2010 and have been renewed several times since. The contracts allow Ferroglobe Spain Metals and Ferroglobe Monzón to buy energy from the grid at market conditions without incurring costs normally associated with operating in the complex wholesale power market, as well as to apply for fixed price arrangements in advance from VM Energía or Energya VM, as applicable, based on the energy markets for the power, period and profile applied for. The contracts have a term of one year, which can be extended by the mutual consent of the parties to the contract. The agreements were renewed for an additional year in December 2024. The relevant contracting party within the Ferroglobe group pays VM Energía a service charge in addition to paying for the cost of energy purchase from the market. For the fiscal year ended December 31, 2024, Ferroglobe Spain Metals and Ferroglobe Monzón’s obligations to make payments to VM Energía or Energya VM under their respective agreements for the purchase of energy plus the service charge amounted to $45,053 thousand and $9,763 thousand, respectively ($24,635 thousand and $10,691 thousand, respectively, in 2023 and $95,401 thousand, $37,317 thousand, respectively, in 2022). These contracts are similar to contracts Ferroglobe Spain Metals signs with other third-party brokers.

Under contracts entered into with Ferroglobe Ramsa Mining, S.A. (“RAMSA”) and Ferrroglobe Cuarzos Industriales Mining S.A.U. (“CISA”), Energya VM supplies the energy needs of the mining facilities operated by those companies as a broker in the wholesale power market. The contracts were entered into in 2010 and 2012 and were most recently extended for an additional year in December 2024. For the fiscal year ended December 31, 2024, RAMSA and CISA’s obligations to make payments to VM Energía or Energya VM under their respective agreements amounted to $663 thousand and $299 thousand respectively ($779 thousand and $359 thousand, respectively, in 2023, and $1,152 thousand and $460 thousand, respectively, in 2022).

Additionally, for the fiscal year ended December 31, 2024, 2023 and 2022, Energya VM invoiced other subsidiaries of Ferroglobe Spain Metals for a total amount of $461 thousand, $636 thousand and $647 thousand, respectively.

In June 2020, Ferroglobe Monzón and VM Energía entered into a collaboration agreement by virtue of which VM Energía is allowed to use Monzón’s grid connection point and high voltage electrical assets for a PV installation project, electricity from which will be supplied to Ferroglobe Monzón.

In February 2021, FerroAtlántica de Sabón and VM Energía entered into a collaboration agreement by virtue of which VM Energía is allowed to use Sabón’s grid connection point and high voltage electrical assets for a PV installation project, electricity from which will be supplied to FerroAtlántica de Sabón. On September 30, 2021, Ferroglobe Spain Metals (formerly Grupo FerroAtlántica, S.A.U) absorbed its subsidiary FAU Sabón assuming all the rights and obligations derived from this contract.

In December 2021, Ferroglobe Spain Metals entered into an agreement with VM Energía to assist in the identification of counterparties and intermediation for the closing of long-term power purchase agreements. The agreement extended for a new three-month period and automatic renewals with a thirty day prior notice for its termination. This obligation from this prior agreement was later included in the three PPAs entered into on December 27, 2023 by Ferroglobe Spain Metals and VM Energía, and as such this agreement was terminated.

From March 1, 2023 to May 31, 2023, Ferroglobe Spain Metals entered into eleven swap contracts with Energya VM, its current power supplier, to pay a fix cost for the energy supplied to Sabón during those months.  The framework agreement to execute swap transactions during 2024 was extended and Ferroglobe Spain Metals entered into 10 swap contracts with Energya VM during 2024.

In September 2023, Ferroglobe Spain Metals and Ferroglobe Monzón entered into voltage control center agreements for the three plants, Boo, Sabón and Monzón, necessary for the participation in the Active Response Demand system effective from January 2024.

On October 31, 2023, Ferroglobe Spain Metals and Energya VM entered into a Power Purchase Agreement (PPA). Under this PPA, Energya VM supplies 30,000 MWh/year from November 1, 2023, to June 30, 2027.

On December 27, 2023, Ferroglobe Spain Metals and VM Energía entered into three Power Purchase Agreements (PPAs). Under those PPAs, VM Energía, or a VM Energía subsidiary, will supply to Sabón 285,000 MWh/year on a pay as produced basis during 10 years from the commencement of operation of the plants which is expected in 2028.

On November 11, 2024, Ferroglobe Spain Metals and Mowe Eólica, a VM Energía subsidiary, entered into a Power Purchase Agreement (PPA). Under this PPAs, VM Energía, or a VM Energía subsidiary, will supply to Sabón 35,400 MWh/year on a pay as produced basis during 10 years from the commencement of operation of the plants which is expected in 2029.

Other agreements with other related parties

Under the terms of a loan agreement entered into on July 24, 2015 between Ferroglobe Spain Metals (formerly FerroAtlántica) and Inmobiliaria Espacio, S.A. (“IESA”), the ultimate parent of Grupo VM, FerroAtlántica extended to IESA a credit line for treasury purposes of up to $20 million, of which $2.6 million (the “Loan”) remained outstanding. The Company has written off this amount as of December 31, 2024. The credit line runs year on year for a maximum period of 10 years and amounts outstanding under it (including the Loan) bear interest annually at the rate equal to the EURIBOR three-month rate plus 2.75 percentage points. The availability of the credit line may be cancelled at the end of any year or at any time by IESA.

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

Asbestos-related claims

Certain former employees of Ferroglobe France, SAS (formerly known as Pechiney Electrometallurgie, S.A and then known as FerroPem, SAS (“Ferroglobe France”)) may have been exposed to asbestos at its plants in France (Le Giffre which closed in 1993 and Marignac which closed in 2003) in the decades prior to Ferroglobe Group’s purchase of that business in December 2004. During the period in question, Ferroglobe France was wholly-owned by Pechiney Bâtiments, S.A., which had certain indemnification obligations to Ferroglobe pursuant to the 2004 Share Sale and Purchase Agreement under which Ferroglobe acquired Ferroglobe France. Judicial cases were also filed for alleged exposure to asbestos at the Anglefort and Pierrefitte plants, and in late 2024 the Company received information on pre-litigation cases relating to the alleged exposure to asbestos at the Laudun and Montricher plants. As of December 31, 2024, more than 100 such employees have alleged asbestos-related injury to the French social security agencies. Most of these cases include assertions of “inexcusable negligence” (“faute inexcusable”) which, if upheld, may lead to material liability in the aggregate on the part of Ferroglobe France. Ferroglobe France’s inexcusable negligence has been recognized by the Courts in most cases given that it is deemed to have taken over all asbestos liabilities from Pechiney and Ferroglobe France has no record of Pechiney’s compliance with asbestos regulation during the years when asbestos was installed. While the potential liability to Ferroglobe France is in the aggregate material, the damages to be paid to the claimants has in many cases been successfully reduced. In some cases, experts are appointed by the Court to examine the employees’ medical condition for the purpose of assess the proper amount of damages. When relevant, the cases are litigated. Other employees may declare further asbestos-related injuries in the future, and may likewise assert inexcusable negligence. Litigation against, and material liability on the part of, Ferroglobe France will not necessarily arise in each case, and to date a majority of such declared injuries have been minor and have not led to significant liability on Ferroglobe France’s part. Whether liability for “inexcusable negligence” will be found is determined case-by-case, often over a period of years, depending on the evolution of the claimant’s asbestos-related condition, the possibility that the claimant was exposed while working for other employers and, where asserted, the claimant’s ability to prove inexcusable negligence on Ferroglobe France’s part. As of December 31, 2024 and 2023, the Company has recorded $587 thousand and $611 thousand, respectively, in Provisions in the statements of financial position.

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

In February 2016, Mr. López Madrid was called as “investigado” by a Spanish investigative court in connection with the “Púnica” investigation into possible bribery relating to awards of public contracts. This matter is comprised of two related investigations. The court for the “Pieza 9” investigation has dismissed the case against Mr. López Madrid. In the “Pieza 8” investigation, the court is pending resolution of a motion to dismiss filed by Mr. López Madrid.

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

In March 2014, Mr. López Madrid filed a criminal complaint in a Spanish court against a dermatologist who had previously treated his family, alleging that she had harassed Mr. López Madrid, his family and associates through anonymous phone calls and messages making false accusations and serious threats, which were received daily over a period of several months. The Court dismissed the claim in late 2024.

In April 2014, the dermatologist filed a criminal complaint in another Spanish court against Mr. López Madrid for harassment. The oral trial was scheduled for October 2024, but it has been postponed to 2026. In a subsequent expansion of the claim, the investigative court investigated an accusation that Mr. López Madrid hired a former police commissioner to harass and physically assault the dermatologist. The prosecutor's office, which initially requested that the facts be investigated, has finally requested that an acquittal be issued. On January 23, 2025, the Fourth Section of the Criminal Division of the National High Court dismissed the case but was reversed on April 1, 2025 by the Appeals Chamber of the National High Court. Mr. López Madrid intends to appeal the decision to the Spanish Supreme Court.

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

The declaration and payment of future dividends to holders of our shares will be at the discretion of our Board and will depend upon many factors, including, in addition to the amount of our distributable profits, our financial condition, earnings, legal requirements, and restrictions in our debt agreements and other factors deemed relevant by our Board of Directors. In addition, as a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, the payment of which may be restricted by the laws of their respective jurisdictions of organization, their respective agreements, and/or covenants under future indebtedness that we or they may incur.

B.    Significant Changes

Not applicable.

ITEM 9.       THE OFFER AND LISTING

A.	Offer and Listing Details

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

B.    Memorandum and Articles of Association.

For additional information about our ordinary shares, please see Exhibit 2.1 to this Annual Report on Form 20-F. A copy of the Articles of Ferroglobe PLC is attached as Exhibit 1.1 to this Annual Report on Form 20-F.

Registration and Purpose

We are registered with the Registrar of Companies for England and Wales under the registration number 9425113, and our affairs are governed by the provisions of our Articles and we are subject to the laws of England and Wales.

The U.K. Companies Act 2006 (the “Companies Act”) abolishes the need for an objects clause in the Articles and, as such, our objects are unrestricted.

Board Matters

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

•to act within their powers and in accordance with the Articles;

•	to act in a way that the directors consider, in good faith, would be most likely to promote our success for the benefit of its members as a whole (having regard to a list of non-exhaustive factors);

•to exercise independent judgment;

•to exercise reasonable care, skill and diligence;

•to avoid conflicts of interest;

•not to accept benefits from third parties; and

•to declare interests in proposed transactions/arrangements.

The Articles provide that the members of the Board may delegate any of the powers which are conferred on them under the Articles to such committee or person, by such means (including by power of attorney), to such an extent and on such terms and conditions, as they think fit.

Share Qualification of Directors

A director is not required to hold any ordinary shares by way of qualification.

Board Decision-Making

The Articles provide that any director may call a meeting of the Board. Subject to the provisions of the Companies Act, the Executive Chairman may also call general meetings on behalf of the Board. The quorum for such a meeting will be at least a majority of the directors then in office.

Except as otherwise provided in the Articles, a decision may be taken at a duly convened Board meeting with the vote of a majority of the directors present at such meeting who are entitled to vote on such question and each director will have one vote.

A director shall not be counted in the quorum present in relation to a matter or resolution on which he is not entitled to vote (or when his vote cannot be counted) but shall be counted in the quorum present in relation to all other matters or resolutions considered or voted on at the meeting. Except as otherwise provided by the Articles, a director shall not vote at a meeting of the Board or a committee of the Board on any resolution concerning a matter in which he has, directly or indirectly, an interest (other than an interest in ordinary shares, debentures or other securities of, or otherwise in or through, us) which could reasonably be regarded as likely to give rise to a conflict with our interests.

Unless otherwise determined by us by ordinary resolution, the remuneration of the non-executive directors for their services in the office of director shall be as the Board may from time to time determine. Any director who holds any executive office or who serves on any committee of the Board or who performs services which the Board considers go beyond the ordinary duties of a director may be paid such special remuneration (by way of bonus, commission, participation in profits or otherwise) as the Board may determine. However, the Companies Act requires “quoted” companies, such as the Company, to obtain a binding vote of shareholders on the directors’ remuneration policy at least once every three years and an annual advisory (non-binding) shareholders’ vote on an on the directors’ remuneration in the financial year being reported on and how the directors’ remuneration policy will be implemented in the following financial year.

Directors’ Borrowing Powers

Under our Board’s general power to manage our business, our Board may exercise all the powers to borrow money.

Matters Requiring Majority of Independent Directors Approval

Prior to the first date after the date of adoption of the Articles on which Grupo VM and its affiliates in the aggregate beneficially own less than 10% of the issued ordinary shares of the Company (the “Sunset Date”), the approval of a majority of the independent directors (who are not conflicted in relation to the relevant matter) shall be required to authorize any transaction agreement or arrangement between Grupo VM or any of its affiliates or connected persons and the Company or any of its affiliates, or the alteration amendment, repeal or waiver of any such agreement, including any shareholders’ agreement between the Company and Grupo VM.

Composition and Nomination of the Board

Pursuant to the Articles, the Board will consist of at least two directors and no more than 11 directors. The directors are nominated by the Board, after being recommended to the Board by the Nominations and Governance Committee, for appointment at a general meeting or appointed by the Board where permitted to do so by law. When a person has been approved by the Board for nomination for election as a director at a general meeting of the Company, prior to Sunset Date, Grupo VM and its affiliates shall not vote against the election of that director at the general meeting unless a majority of its nominees on the Board have voted against such nomination. At every annual general meeting, all the directors shall retire from office and will be eligible, subject to applicable law, for nomination for re-appointment in accordance with the Articles.

The Board shall constitute a committee (the Nominations and Governance Committee) to perform the function of recommending a person for director. The Nominations and Governance Committee shall consist of three directors, a majority of whom shall be independent directors, as such term is defined in the Nasdaq rules and applicable law. While Grupo VM and its affiliates own at least 30% of the ordinary shares of the Company, the Grupo VM nominees will be entitled to nominate not more than two-fifths of the members of the Nominations and Governance Committee.

Director Removal or Termination of Appointment

The general meeting of shareholders will, at all times, have the power to remove a member of the Board by an ordinary resolution, being a resolution passed by a simple majority of votes cast. The Articles also provide that a member of the Board will cease to be a director as soon as:

•	the director ceases to be a director by virtue of any provision of the Companies Act (including, without limitation, section 168) or he becomes prohibited by applicable law from being a director;

•the director becomes bankrupt or makes any arrangement or composition with the director’s creditors generally;

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

•the director resigns from office by notice in writing to us;

•	in the case of a director who holds any executive office, the director’s appointment as such is terminated or expires and the Board resolves that he should cease to be a director;
•

the director is absent for more than six consecutive months, without permission of the Board, from meetings of the Board held during that period and the Board resolves that the director should cease to be a director; or

•the director dies.

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

Indemnification Matters

Under the Articles, subject to the provisions of the Companies Act and applicable law, we will exercise all of our powers to (i) indemnify any person who is or was a director (including by funding any expenditure incurred or to be incurred by him or her) against any loss or liability, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or her or otherwise, in relation to us or any associated company; and/or (ii) indemnify to any extent any person who is or was a director of an associated company that is a trustee of an occupational pension scheme (including by funding any expenditure incurred or to be incurred by him or her) against any liability, incurred by him or her in connection with our activities as trustee of an occupational pension scheme; including insurance against any loss or liability or any expenditure he or she may incur, whether in connection with any proven or alleged act or omission in the actual or purported execution or discharge of his or her duties or in the exercise or purported exercise of his or her powers or otherwise in relation to his or her duties, power or offices, whether comprising negligence, default, breach of duty, breach of trust or otherwise, in relation to the relevant body or fund.

Under the Articles and subject to the provisions of the Companies Act, we may exercise all of our powers to purchase and maintain insurance for or for the benefit of any person who is or was a director, officer or employee of, or a trustee of any pension fund in which our employees are or have been interested, including insurance against any loss or liability or any expenditure he or she may incur, whether in connection with any proven or alleged act or omission in the actual or purported execution or discharge of his or her duties or in the exercise or purported exercise of his or her powers or otherwise in relation to his or her duties, power or offices, whether comprising negligence, default, breach of duty, breach of trust or otherwise, in relation to the relevant body or fund.

No director or former director shall be accountable to us or the members for any benefit provided pursuant to the Articles. The receipt of any such benefit shall not disqualify any person from being or becoming a director.

General Meeting

The Board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the Companies Act. The Board may call general meetings whenever and at such times and places as it shall determine. Subject to the provisions of the Companies Act, the executive chairman of the Company may also call general meetings on behalf of the Board. On requisition of members pursuant to the provisions of the Companies Act, the Board shall promptly convene a general meeting in accordance with the requirements of the Companies Act.

Subject to the provisions of the Companies Act, an annual general meeting and all other general meetings shall be called by at least such minimum period of notice as is prescribed or permitted under the Companies Act.

All provisions of the Articles relating to general meetings of the Company shall apply, mutatis mutandis, to every separate general meeting of the holders of any class of shares in the capital of the Company.

C.    Material Contracts

Except as otherwise disclosed in this Annual Report on Form 20-F (including the Exhibits) and below, we are not currently, and have not been in the past two years, party to any material contract, other than contracts entered into in the ordinary course of business.

North American revolving line of credit

See “Item 5.B—Liquidity and Capital Resources—North American revolving line of credit” and “Item 5.B—Liquidity and Capital Resources—Availability of Funds” for information about our ABL Revolver.

Reinstated Senior Notes

Pursuant to the Exchange Offer, Ferroglobe PLC, the UK Issuer and Globe offered to eligible holders of the Old Notes the opportunity to exchange any and all of the Old Notes for new 9.375% senior secured notes due 2025 issued by the UK Issuer and Globe.

The Reinstated Senior Notes are governed by an indenture (the “Reinstated Senior Notes Indenture”) entered into by, among others, Ferroglobe and Globe, as issuers, GLAS Trustees Limited, as trustee, Global Loan Agency Services Limited, as paying agent, GLAS Trust Corporation Limited, as security agent, and the guarantors named therein. The Reinstated Senior Notes are guaranteed on a senior basis by Ferroglobe and each subsidiary of Ferroglobe that guarantees the UK Issuer’s obligations under the Super Senior Notes (other than Globe) (the “Reinstated Senior Notes Guarantors”). The Reinstated Senior Notes mature on December 31, 2025 and are secured by the same collateral that secures the Super Senior Notes.

The Reinstated Senior Notes, and the guarantees thereof, are general secured, senior obligations of Ferroglobe and Globe and the Reinstated Senior Notes Guarantors, as applicable, and will rank senior in right of payment to any and all of the existing and future indebtedness of Ferroglobe, Globe and the Reinstated Senior Notes Guarantors, as applicable, that is expressly subordinated in right of payment to the Reinstated Senior Notes and such guarantees, as applicable.

Ferroglobe and Globe may redeem all or, from time to time, part of the Reinstated Senior Notes upon not less than 10 nor more than 60 days’ notice to the holders, at the following redemption prices: (i) at any time prior to July 31, 2022, Ferroglobe and Globe may redeem all or part of the Reinstated Senior Notes at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the date of redemption, plus a “make whole” premium, (ii) during the twelve-month period beginning on July 31, 2022, at a redemption price of 104.6875% of the principal amount of the Reinstated Senior Notes being redeemed plus accrued and unpaid interest and additional amounts, (iii) during the twelve-month period beginning on July 31, 2023, at a redemption price of 102.34375% of the principal amount of the Reinstated Senior Notes being redeemed plus accrued and unpaid interest and additional amounts, (iv) during the twelve-month period beginning on July 31, 2024, at a redemption price of

101% of the principal amount of the Reinstated Senior Notes being redeemed plus accrued and unpaid interest and additional amounts, and (v) from July 31, 2025, at a redemption price of 100% of the principal amount of the Reinstated Senior Notes being redeemed plus accrued and unpaid interest and additional amounts.

The Reinstated Senior Notes Indenture require us to offer to repurchase all or any part of each holder’s Reinstated Senior Notes upon the occurrence of a change of control, as defined in the Reinstated Senior Notes Indenture, at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest thereon, to the date of purchase. A change of control will occur upon the acquisition of 35% or more of the total voting power of our shares by persons other than certain permitted holders including Grupo VM and such permitted holders “beneficially own” directly or indirectly in the aggregate the same or a lesser percentage of the total voting power of our shares than such other “person” or “group” of related persons. However, the Reinstated Senior Notes Indenture states that no change of control shall occur or be deemed to occur by reason of:

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

●	the Controlling Shareholder has within 60 days of that transaction and at its election:
o	paid to the Holders, on a pro rata basis, a fee in an aggregate amount equal to the product of(i) the aggregate principal amount outstanding of the Reinstated Senior Notes, (ii) 0.02 and (iii)the number of years (or part-thereof, with any part of a year calculated on the basis of the number of days divided by 360) from the payment date of such fee to December 31, 2025; or
o	made an offer to all Holders to purchase one-third of the Notes on a pro rata basis at a price equal to 101% of the principal amount of such Notes plus accrued and unpaid interest; or
●	either or both of the Issuers within 60 days of that transaction has made an offer to all Holders to repurchase or purchase (as applicable), or has otherwise redeemed, one-third of the Note son a pro rata basis at a price equal to 101% of the principal amount of such Notes plus accrued and unpaid interest, resulting in such repurchased, purchased or redeemed Notes being cancelled, and provided further that the Controlling Shareholder is not a Restricted Person.

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

The Reinstated Senior Notes Indenture restricts, among other things, the ability of Ferroglobe and its restricted subsidiaries to:

●	borrow or guarantee additional indebtedness;
●	pay dividends, repurchase shares and make distributions of certain other payments;
●	make certain investments;
●	create certain liens;
●	merge or consolidate with other entities;
●	enter into certain transactions with affiliates;
●	sell, lease or transfer certain assets, including shares of any restricted subsidiary of Ferroglobe; and
●	guarantee certain types of other indebtedness of Ferroglobe and its restricted subsidiaries without also guaranteeing the Reinstated Senior Notes.

All remaining Reinstated Senior Notes were redeemed in full in February 2024.

D.    Exchange Controls

See “Item 10.B.—Memorandum and Articles of Association—Other English Law Considerations—Exchange Controls.”

E.    Taxation.

U.S. federal income taxation

The following is a discussion of the material U.S. federal income tax consequences to U.S. shareholders (as defined below) of the ownership and disposition of ordinary shares. The discussion is based on and subject to the Internal Revenue Code of 1986 (“the Code”), the U.S. Treasury Regulations promulgated thereunder, administrative rulings and court decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. The discussion applies only to U.S. shareholders that acquire ordinary shares in exchange for cash and hold ordinary shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). The discussion also assumes that we will not be treated as a U.S. corporation under Section 7874 of the Code. The discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S.

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

Passive foreign investment company considerations

As a foreign corporation, we will be treated as a “passive foreign investment company” (a “PFIC”) under the Code for any taxable year in which, after the application of certain look-through rules, (1) at least 75% of our gross income is “passive income” as that term is defined in the relevant provisions of the Code, or (2) at least 50% of the value of our assets (determined on the basis of a quarterly average) produce “passive income” or are held for the production of “passive income.” The determination as to PFIC status is made annually. If a U.S. shareholder is treated as owning PFIC stock, the U.S. shareholder will be subject to special rules generally intended to reduce or eliminate the benefit of the deferral of U.S. federal income tax that results from investing in a foreign corporation that does not distribute all of its earnings on a current basis. These rules may adversely affect the tax treatment to a U.S. shareholder of dividends paid by us and of sales, exchanges and other dispositions of ordinary shares, and may result in other adverse U.S. federal income tax consequences.

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

Individuals that own “specified foreign financial assets” with an aggregate value of more than $50,000 (or higher threshold for some married individuals and individuals living abroad) may be required to file an information report (IRS Form 8938) with respect to such assets with their U.S. tax returns. Ordinary shares generally will constitute specified foreign financial assets subject to these reporting requirements, unless the ordinary shares are held in an account at a financial institution (which, in the case of a foreign financial account, may also be subject to reporting). Additionally, under finalized regulations, a domestic corporation, domestic partnership, or trust (as described in Section 7701(a)(30)(E) of the Code) which is formed or availed of for purposes of holding, directly or indirectly, specified foreign financial assets may be treated as an individual for purposes of these rules. U.S. shareholders should consult their own tax advisors regarding information reporting requirements relating to their ownership of ordinary shares, and the significant penalties to which they may be subject for failure to comply.

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

A nil rate of income tax applies to the first £2 thousand of dividend income received by an individual shareholder in a tax year prior to the 2022-2023 tax year (the “Nil Rate Amount”), regardless of what tax rate would otherwise apply to that dividend income. This was reduced to £1 thousand from April 6, 2023 and further reduced to £500 from April 6, 2024. Any dividend income received by an individual shareholder in a tax year in excess of the Nil Rate Amount will be subject to income tax at dividend rates determined by thresholds of income, as follows:

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

If an individual holder of ordinary shares who is subject to U.K. income tax at either the higher or the additional rate becomes liable to U.K. capital gains tax on the disposal of ordinary shares, the applicable rate will be 20%. For an individual holder of ordinary shares who is subject to U.K. income tax at the basic rate and liable to U.K. capital gains tax on such disposal, the applicable rate would be 10%, save to the extent that any capital gains exceed the unused basic rate tax band. In that case, the rate applicable to the excess would be 20%. No indexation allowance will be available to an individual holder of ordinary shares in respect of any disposal of such shares. However, the capital gains tax annual exempt amount (which was reduced from £6,000 to £3,000 from 6 April 2024) may be available to exempt any chargeable gain, to the extent that the exemption has not already been utilized.

If a corporate holder of ordinary shares becomes liable to U.K. corporation tax on the disposal of ordinary shares, the main rate of U.K. corporation tax (increased from 19% to 25% on 1 April 2023) would apply. An indexation allowance may be available to such a holder to give an additional deduction based on the indexation of its base cost in the shares by reference to U.K. retail price inflation over its holding period (if the shares were acquired before December 2017). An indexation allowance can only reduce a gain on a future disposal, and cannot create a loss. The U.K. substantial shareholding exemption could also be available provided certain requirements are met.

A holder of ordinary shares which is not resident for tax purposes in the U.K. should not normally be liable to U.K. capital gains tax or corporation tax on chargeable gains on a disposal of ordinary shares, unless certain conditions are met for the non-resident capital gains tax provisions to apply. However, an individual holder of ordinary shares who has ceased to be resident for tax purposes in the U.K. for a period of less than five years and who disposes of ordinary shares during that period may be liable on his or her return to the U.K. to U.K. tax on any capital gain realized (subject to any available exemption or relief).

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

If ordinary shares (or interests therein) are subsequently transferred into a clearance service or depositary receipt system, the transfer should be exempt from U.K. stamp duty and SDRT if it is done in the course of capital-raising arrangements, following amendments introduced in the U.K. Finance Act 2024. To the extent that such transfer is not so exempt, then a 1.5% charge to stamp duty or SDRT may arise on the transfer under Sections 67, 70, 93 and 96 of the U.K. Finance Act 1986. Specific advice should be sought in such circumstances.

F.    Dividends and Paying Agents.

Not applicable.

G.    Statement by Experts.

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

The SEC maintains a website that contains reports and other information about issuers, such as us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements and will not be required to file proxy statements with the SEC, and its officers, directors and principal shareholders will be exempt from the reporting and “short swing” profit recovery provisions contained in Section 16 of the U.S. Exchange Act.

I.     Subsidiary Information.

Not applicable.

J.     Annual Report to Security Holders.

The Company expects to furnish Ferroglobe PLC’s Annual Report and Accounts for the fiscal year ended December 31, 2024, in electronic format as an exhibit to a report on Form 6-K.

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

For more information about the Company’s financial risk management, see Note 29 Financial risk management of the consolidated financial statements.

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

Interest rate risk

Ferroglobe is exposed to interest rate risk in respect of its financial liabilities that bear interest at floating rates. These primarily comprise bank borrowings and other financial liabilities.

As of December 31, the Company’s interest-bearing financial liabilities were as follows:

	2024
	Fixed rate	Floating rate	Total
	U.S.$'000	U.S.$'000	U.S.$'000
Bank borrowings (Note 17)	14,831	42,331	57,162
Obligations under leases (Note 18)	69,452	—	69,452
Debt instruments (Note 19)	—	10,135	10,135
Other financial liabilities (Note 20)	52,380	19,484	71,864
	136,663	71,950	208,613

(*)  Other financial liabilities comprise loans from government agencies (see Note 20 Other Financial Liabilities of the consolidated financial statements).

	2023
	Fixed rate	Floating rate	Total
	U.S.$'000	U.S.$'000	U.S.$'000
Bank borrowings (Note 17)	15,865	30,683	46,548
Obligations under leases (Note 18)	66,250	—	66,250
Debt instruments (Note 19)	154,780	—	154,780
Other financial liabilities (Note 20)	57,218	20,224	77,442
	294,113	50,907	345,020

(*)  Other financial liabilities comprise loans from government agencies (see Note 20 Other Financial Liabilities of the consolidated financial statements).

Power risk

Power generally constitutes one of the larger expenses for most of Ferroglobe’s products. Ferroglobe focuses on minimizing energy prices and unit consumption throughout its operations by concentrating its silicon and manganese-based alloy production during periods when energy prices are lower. In 2024, Ferroglobe’s total power consumption was 5,915 gigawatt-hours (5,834 in 2023), with power contracts that vary across its operations.

For the years ended December 31, 2024 and 2023, respectively, Ferroglobe engaged in discussions with energy companies to secure Power Purchase Agreements (“PPAs”) based on Solar and wind generation. Four PPAs were signed in July 2024 with a total volume of 150,000 MWh/year at a fixed price between 43 and 58 EUR/MWh. In November 2024, the Company entered into an additional PPA on a pay as produced basis at a maximum price of 50 EUR/MWh during 10 years from the commencement of operation of the plants which is expected in 2029. Two wind PPAs were signed in 2023 with a total volume of 130 GWh at a fixed price between 50 and 77 EUR/MWh, with one being cancelled in 2024. Additionally, in December, 2023, the Company entered into three PPAs to supply to Sabón 285 GWh/year on a pay as produced basis at a maximum price of 50 EUR/MWh for 10 years from the commencement of operation of the plants which is expected in 2028.

Certain of the Company’s subsidiaries have their power needs covered by a three-year agreement ending in 2025. Regulation enacted in 2015 enables French subsidiaries of the Company to benefit from reduced transmission tariffs, interruptibility compensation (an agreement whereby the companies agree to interrupt production in response to surges in demand across the French electricity grid), as well as receiving compensation for indirect carbon dioxide costs under the EU Emission Trading System (“ETS”) regulation.

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

Since October 2020, the Company entered into a factoring program where the receivables of some of the Company’s French and Spanish subsidiaries are advanced pursuant to a factoring arrangement. Additionally, in February 2022, a Company subsidiary signed a without recourse factoring agreement with Bankinter.

Liquidity risk

The purpose of the Company’s liquidity and financing policy is to ensure that the Company keeps sufficient funds available to meet its financial obligations as they fall due. The Company’s main sources of financing are as follows:

●	In 2021, the Company exchanged 98.6% of its $350 million aggregate principal amount of 9.375% senior unsecured notes due 2022 (the “Old Notes”) for total consideration of (i) $1,000 aggregate principal amount of the new 9.375% senior secured notes due in 2025 (the “Reinstated Senior Notes”) for each $1,000 aggregate principal amount of Old -notes, plus (ii) cash amount to $51.6 million, which the Company’s Parent applied as cash consideration for a subscription of new ordinary shares of the Company. In July 2023, the Company partially redeemed the Reinstated Senior Notes, for an aggregate principal amount of $150.0 million of the Reinstated Senior Notes plus accrued interest. In February 2024, the Company completed the full redemption of the Reinstated Senior Notes at 102.34375% of the principal amount plus accrued interest.
●	In 2016, a Company subsidiary entered into a loan agreement with the Spanish Ministry of Industry, Tourism and Commerce (the “Ministry”) to borrow an aggregate principal amount of €44.9 million ($50.2 million) in connection with the industrial development projects relation to a silicon purification project at an annual interest rate of 3.6%. The Company is required to repay this loan in seven instalments commencing in 2023 and to be completed by 2030. As of December 31, 2024, and 2023 the amortized cost of the loan was $24,997 thousand and $34,427 thousand, respectively.
●	In October 2020, the Company signed a factoring agreement with a financial institution for anticipating the collection of receivables of the Company’s European subsidiaries. During 2024, the factoring agreement provided upfront cash consideration of $427,772 thousand ($431,274 thousand in 2023). The Company has repaid $420,873 thousand ($454,576 thousand in 2023), recognizing bank borrowing debt of $35,059 thousand as of December 31, 2024 (2023: $30,683 thousand).
●	In February 2022, a Company subsidiary signed an additional factoring agreement with Bankinter. This program offers the possibility to sell the receivables corresponding to 11 customers pre-approved by the bank and its credit insurer.
●	In June 2022, a Company subsidiary entered into a five-year, $100 million asset-based revolving credit facility (the “ABL Revolver”), with BMO as lender and agent. The maximum amount available under the ABL Revolver is subject to a borrowing base test comprising North American inventory and accounts receivable. For the years ended December 31, 2024 and 2023, the Company drew down $32,000 thousand and $1,000 thousand, respectively, which has been fully repaid, yielding no balance due as the end of both years.
●	In 2020, a Company subsidiary entered into a loan agreement with BNP Paribas to borrow an aggregate principal amount, interest-free, of €4.5 million ($5.3 million), to finance the Company’s activities in France. The French government guaranteed the loan in line with special measures taken in response to the COVID-19 pandemic. The loan is to be repaid by 2026. The Company is liable for a fee of 0.5% equal based on the total borrowed capital.
●	In 2020, a Company subsidiary entered into a loan agreement with Investissement Québec to borrow an aggregate principal amount, interest-free, of CAD 7.0 million ($5.5 million) to finance its capital expenditures activities in Canada. The loan is to be repaid over a seven-year period, with payments deferred for the first three years from inception of the loan.
●	In March, 2022, two Spanish Company subsidiaries and the Sociedad Estatal de Participaciones Industriales (“SEPI”), a Spanish state-owned industrial holding company affiliated with the Ministry of Finance and Administration, entered into a loan agreement of €34.5 million ($38.3 million). This loan is part of the SEPI fund intended to provide assistance to non-financial companies operating in strategically important sectors within Spain as a result of the COVID-19 pandemic.
●	In September 2024, a U.S. Company subsidiary and Citizens entered into three lease schedules from October to December 2024 pursuant to terms and conditions of the Master Lease Agreement. The Company started to lease assets for a three or five-year period, receiving $6.1million upfront as part of a sale of assets to Citizen, as the lessor. In return, the Company will make monthly lease payments of $130 thousand over a 3-year period and $35 thousand over a 5-year period.
●	The BME's (Spanish Stock Exchange) fixed income market admitted the Company’s Commercial Paper Program to trading for a maximum outstanding amount of EUR 50 million. The commercial paper to be issued under the program will have unit denominations of EUR 100 thousand with maturities up to two years. Under this program, the Company will be able to issue commercial paper flexibly over 12 months. This program is led by Bankinter as arranger and agent. In December 2024, Ferroglobe PLC issued 99 commercial paper units totalling EUR 9,900 thousand ($10,255 thousand) at a fixed rate of 5.88%.
●	In December 2024, one of the Company’s French subsidiaries entered in a loan agreement with Banque Palatine to borrow an aggregate principal of €7,000 thousand ($7,272 thousand). This loan is guaranteed by a pledge on a future receivable consisting of the Anglefort plant Co2 compensation credits to be received from the French Government in the first half of 2025. This outstanding debt balance is due by September 2025 if the French Government fails to remit the relevant Co2 credits prior. This facility bears interest at Euribor 3-month plus 1%.
●	In December 2024, Ferroglobe South Africa as borrower, Ferroglobe PLC as a guarantor and ABSA bank entered into the ABSA financing facility for a total amount of up to ZAR 350 million ($18.5 million). The amount available for drawdown is calculated based on collateral composed of eligible receivables and inventory. Drawdowns accrue interest at the Prime Rate (ZAR) less 1.18%.

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

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer have conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. An effective internal control system, no matter how well designed, has inherent limitations, including the possibility of human error or overriding of controls, and therefore can provide only reasonable assurance with respect to reliable financial reporting. Because of its inherent limitations, our internal control over financial reporting may not prevent or detect all misstatements, or fraud.

Based on the evaluation completed, we have concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective in recording, processing, summarizing and reporting on a timely basis the information required to be included in periodic filings under the Exchange Act due to the existence of a material weakness in our internal control over financial reporting, as described below.

Notwithstanding the conclusion by our Chief Executive Officer and Chief Financial Officer that our disclosure controls and procedures as of December 31, 2024 were ineffective, and notwithstanding the material weakness in our internal control over financial reporting described below, management has concluded that the consolidated financial statements included in this Annual Report fairly present in all material respects our financial position, results of operations and cash flows as of the dates presented and for the periods ended on such dates in accordance with the IFRS as issued by the IASB.

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

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024, based on criteria established in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on those criteria, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that our internal control over financial reporting was not effective due to the existence of the material weakness described below.

Material weakness in internal control over financial reporting

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

We have identified and disclosed in our Annual Report for the year ended December 31, 2024, the following material weakness in internal control over financial reporting:

-Control Activities

We have identified a deficiency in principles associated with the control activities component of the COSO framework. Specifically, this control deficiency constitutes a material weakness relating to the following principles: (i) selects and develops control activities and (ii) deploys control activities through policies that establish what is expected and procedures that put policies into action. Specifically, this material weakness primarily related to the following area:

- Impairment of Long-Lived Assets: review of proper elimination of intercompany activity and application of exchange rates for conversion of budgeted costs from local currency to USD.

This material weakness resulted in an error in the consolidated financial statements that was corrected prior to issuance.

Attestation Report of the Registered Public Accounting Firm

The Company’s independent registered public accounting firm, KPMG Auditores, S.L., who audited the consolidated financial statements included in this Annual Report issued an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

C. Attestation report of the registered public accounting firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Ferroglobe PLC:

Opinion on Internal Control over Financial Reporting

We have audited Ferroglobe PLC and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes and financial statement schedule I (collectively, the consolidated financial statements), and our report dated April 25, 2025 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to the control activities COSO component has been identified and included in management’s assessment. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

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
April 25, 2025

D.Changes in internal control over financial reporting

Except for the changes in connection with the material weakness identified above and our remediation of elements of our previously identified material weakness as discussed below, there have been no other changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

In order to address the material weakness disclosed in our 2023 Form 20-F, during 2024, management expanded the accounting and financial reporting departments and hired new employees with significant experience in SEC reporting and internal controls over financial reporting, created new controls and enhanced existing controls, worked closely with third-party service providers, accelerated the performance of General IT Controls, standardized control activities across locations, and reinforced the need for strong documentation when performing controls. We have also utilized the expertise of external advisors to further enhance our control framework and support in the documentation of key controls.

As a result of these strong efforts, we have remediated elements of the previously reported material weakness related to General IT Controls and Ferroglobe France.

Although the Company has dedicated a substantial effort to improve the internal control over financial reporting, our remediation efforts are ongoing. During 2025, we are performing the following steps to remediate the remaining material weakness described above, including:

●	Strengthening the controls over the review of intercompany activity and the review and application of exchange rates used in our impairment evaluation of long-lived assets.
●	Accelerating the timing of preparation and review of our impairment evaluation of long-lived assets.
●	Adding additional layers of review of our impairment evaluation of long-lived assets.

We believe these actions will be sufficient to remediate the identified material weakness and further strengthen our internal control over financial reporting; however, there can be no guarantee that such remediation will be sufficient.

We will continue to monitor the effectiveness of our controls and will make any further changes management determines appropriate. The planned improvements will be subject of the Company’s annual evaluation and assessment of internal control over financial reporting. As we cannot consider the material weakness remediated until the actions described above have operated for a sufficient period of time, we will evaluate the results of our control assessments to determine whether these controls are operating effectively and whether the material weakness above has been remediated as of December 31, 2025.

ITEM 16.     [RESERVED]

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT.

See “Item 6.A.—Directors and Senior Management” and “Item 6.C.—Directors, Senior Management and Employees—Board Practices—Committees of the Board of Directors—Audit Committee.” Our Board of Directors has determined that each of the Audit Committee members meets the requirements as an “audit committee financial expert” as that term is defined under the applicable rules of the SEC and is an “independent director” within the meaning of Nasdaq Stock Market Rule 5605(a)(2).

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

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table provides information on the aggregate fees billed by our principal accountant KPMG Auditores, S.L. (“KPMG”) in 2024 and 2023, to Ferroglobe PLC and subsidiaries, classified by type of service rendered for the periods indicated, in thousands of USD:

($ thousands)	2024	2023
Audit Fees	5,850	5,769
Audit-Related Fees	116	—
Tax Fees	4	—
All Other Fees	—	—
Total	5,970	5,769

For the year ended December 31, 2024, KPMG was the Company’s auditor for the consolidated financial statements and most local subsidiary statutory accounts. At the annual general meeting on June 18, 2024, the shareholders appointed KPMG as the Company’s auditor for a term of office of one year. Deloitte S.L, who acted as the Company’s auditor for the consolidated financial statements and most local subsidiary statutory accounts through fiscal year 2022, retained certain statutory account audits in 2024.

Audit Fees for services that KPMG provided in 2024 and 2023 are the aggregate fees billed for professional services in connection with the audit of our annual consolidated financial statements and statutory audits of our subsidiaries’ financial statements under the rules in which our subsidiaries are organized. Also included are quarterly limited reviews, audits of non-recurring transactions, consents and any audit services required for SEC or other regulatory filings.

Audit-Related Fees are fees charged for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, and are not restricted to those that can only be provided by the auditor signing the audit report. This category comprises fees billed for agreed upon procedures for grants and other financial compliance.

Tax Fees are fees billed for tax compliance, tax review and tax advice on actual or contemplated transactions.

All Other Fees comprise fees billed in relation to other services not accounted for under other categories.

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

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

During 2024, we repurchased our ordinary shares as described in the following table:

Period	(a) Total number of shares purchased	b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs (1)	(d) Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs (1)
September 1 to September 30, 2024	116,629	4.22	116,629	37,659,834
October 1 to October 31, 2024	500	4.20	500	37,659,334
November 1 to November 30, 2024	238,271	4.12	238,271	37,421,063
December 1 to December 31, 2024	242,807	3.92	242,807	37,178,256
Total	598,207	4.06	598,207	37,178,256

(1)	At the annual general meeting on June 18, 2024, shareholders granted authority to the Company to effect share repurchases. The Company is accordingly authorized for a period of five years to enter into contracts with appointed brokers under which the Company may undertake purchases of its ordinary shares provided that (i) the maximum aggregate number of ordinary shares hereby authorized to be purchased is 37,776,463, representing approximately 20% of the issued ordinary share capital, and (ii) additional restrictions under applicable U.S. securities laws are substantially complied with, including (but not limited to) the pricing limitations under Rule 10b-18(b)(3) of the U.S. Exchange Act, the volume limitations under Rules 10b-18(b)(4) and 10b18(c)(2) of the U.S. Exchange Act, the timing limitations under Rules 10b-18(b)(2) and 10b-18(c)(1) and the requirements with respect to the use of brokers or dealers under Rule 10b-18(b)(1) of the U.S. Exchange Act.

As of December 31, 2024, the Company has repurchased a total of 598,207 shares for total consideration of $2,428 thousand. The average price paid per share was $4.06. The shares repurchased remained held in treasury at December 31, 2024.

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

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) the Diverse Board Representation Rule (Rule 5605(f)) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). Although we are permitted to follow certain corporate governance rules that conform to England and Wales requirements in lieu of many of the Nasdaq corporate governance rules, we intend to continue complying with the Nasdaq corporate governance rules applicable to foreign private issuers. Accordingly, our shareholders will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

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

ITEM 16I.  DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. Our insider trading policy is filed as Exhibit 11.1 to this Annual Report on Form 20-F.

ITEM 16K. CYBERSECURITY

To more effectively protect against, detect and respond to cybersecurity threats, the Company’s Audit Committee is tasked with overseeing the maintenance of a cybersecurity risk management program. The Audit Committee oversees our Cybersecurity Committee, formally created in 2023, that is responsible for leading enterprise-wide cybersecurity strategy, policy, standards, architecture and processes. The Cybersecurity Committee is chaired by the Company’s IT Operations & Master Data Management Director along with our IT Security and Compliance Manager. Our IT Operations & Master Data Management Director has 10 years of experience in cybersecurity and IT operations management roles. Our IT Security and Compliance Manager is CISA - ISACA and CC certified and has more than 15 years of experience in the IT space. He additionally holds an MsC in Computer Science as well as holding advanced degrees in Audit, Security, Governance and Law on IT. The remaining members of the cybersecurity committee have experience in cybersecurity through past work experience, formal certifications and/or degrees or other relevant experience.

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

Our cybersecurity strategy aims to deploy efficient operational risk management techniques and safeguard intellectual property, proprietary information, and sensitive data, while minimizing operational and fraud losses to improve overall performance. The activities that develop said strategy involve identifying the source and severity of cybersecurity threats, implementing relevant impact analysis and recovery processes, and promptly informing the full Board of Directors about material cybersecurity threats and incidents.

Furthermore, our cybersecurity strategy focuses on the importance of raising awareness throughout the Company enabling our employees and other key personnel to effectively handle the ever-increasing amount of sophisticated security and social engineering attacks. Our security awareness program commenced in 2023 to improve awareness through training, including training workshops, reference materials and phishing simulations campaigns, among others. Our key areas of focus in 2025 and beyond are expected to include requiring further training to encourage our employees to report any suspicious activity they encounter. Additionally, as part of its annual Enterprise Risk Management assessment compiled and presented to the Board of Directors, the Company has incorporated and considered risks related to cybersecurity.

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

In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company, including with respect to our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurance that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3.D —Risk Factors— Cybersecurity breaches and threats could disrupt our business operations and result in the loss of critical and confidential information.” Which is incorporated by reference into this Item 16K.

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

5.1

Asset based loan agreement, dated June 30, 2022, among Ferroglobe USA, Inc., QSIP Canada ULC and the Bank of Montreal (incorporated by reference to Exhibit 5.1 to the Annual Report on Form 20-F (File No. 001-37668) file by the Company on May 1, 2023)

8.1*	List of Significant Subsidiaries (see Note 2 to the Consolidated Financial Statements)

11.1*	Insider Trading Policy

12.1*	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of the Principal Executive Officers and Principal Financial Officer Pursuant to 18 U.S.C. 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit No.	Exhibit Description
15.1*	Consent of KPMG Auditores, S.L.

15.2*	Consent of Deloitte, S.L.

16.1*	Mine Safety and Health Administration Safety Data
97.1	Ferroglobe PLC Clawback Policy (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 20-F (File No. 001-37668) filed by the Company on May 13, 2024)

101*	Interactive Data Files formatted in iXBRL (Extensible Business Reporting Language)

104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibits 101)
†	Management contract or compensatory plan or arrangement
*	Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: April 25, 2025

Ferroglobe PLC
(Registrant)

	By:	/s/ Marco Levi
Marco Levi
Principal Executive Officer

	By:	/s/ Beatriz García-Cos
Beatriz García-Cos
Principal Accounting Officer

FERROGLOBE PLC

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the three years ended December 31, 2024, 2023 and 2022

Report of Independent Registered Public Accounting Firm on consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023 (PCAOB Firm ID 1027)	F-2
Report of Independent Registered Public Accounting Firm on consolidated financial statements for the year ended December 31, 2022 (PCAOB Firm ID 1223)	F-4
Consolidated Statements of Financial Position as of December 31, 2024 and 2023	F-5
Consolidated Income Statements for the years ended December 31, 2024, 2023 and 2022	F-6
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2024, 2023 and 2022	F-7
Consolidated Statements of Changes in Equity for the years ended December 31, 2024, 2023 and 2022	F-8
Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022	F-9
Notes to the Consolidated Financial Statements	F-10
Appendix to the Consolidated Financial Statements	F-89

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Ferroglobe PLC:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Ferroglobe PLC and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes and financial statement schedule I (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 25, 2025 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Valuation of property, plant and equipment for the Alloy and Puertollano cash-generating units

As discussed in Notes 4.4 and 8 to the consolidated financial statements, the Company´s consolidated property, plant and equipment balance was $487,196 thousand as of December 31, 2024, of which $68,095 thousand and $21,058 thousand related to the Alloy and Puertollano cash-generating units (CGUs), respectively. During 2024, the Company evaluated these CGUs for potential impairment by comparing their carrying amounts with their estimated recoverable amounts. The Company determines the estimated recoverable amount as the higher of fair value less costs of disposal or value in use.

We identified the valuation of property, plant and equipment for the Alloy and Puertollano CGUs as a critical audit matter. Subjective auditor judgment was required to evaluate the Company´s assumptions related to revenue projections, EBITDA projections, pre-tax discount rate and long-term growth rate for the Alloy CGU whose value-in-use was estimated using a discounted cash flow (DCF) model. Changes to these assumptions could have a significant impact on the estimated value-in-use. Subjective auditor judgment was also required to evaluate the methodology used and estimated fair value of the Puertollano CGU. Specialized skills and knowledge were also required to assess the recoverable values of both CGUs.

The following are the primary procedures we performed to address the critical audit matter:

●	We evaluated the revenue projections for the Alloy CGU against historical prices and third-party forecasted future market prices.
●	We evaluated the EBITDA projections for the Alloy CGU by comparing them against the current and historical performance of other CGUs, the Company as a whole, and other companies in similar industries.
●	We involved corporate valuation professionals with specialized skills and knowledge who assisted in:
o	evaluating the Company´s discount rate for the Alloy CGU by developing an independent estimate using publicly available market data for comparable entities
o	evaluating the terminal growth rate for the Alloy CGU by developing an independent estimate using market forecasts of long-term growth rates.
●	We involved real estate valuation professionals with specialized skills and knowledge who assisted in assessing the estimated fair value of certain real estate in the Puertollano CGU based on comparable transactions.
●	We involved personal property valuation professionals with specialized skills and knowledge who assisted in assessing the estimated fair value of certain industrial equipment in the Puertollano CGU by:
o	assessing the valuation methodology used by comparing it to commonly used valuation practices
o	evaluating the replacement cost by verifying the price indices used based on available market information for comparable equipment

/s/ KPMG Auditores, S.L.

We have served as the Company’s auditor since 2023.

Madrid, Spain
April 25, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Ferroglobe PLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of income, comprehensive income (loss), changes in equity and cash flows for the period ended December 31, 2022, and the related notes and the schedule I listed in the index as Appendix I (collectively referred to as the “financial statements”) of Ferroglobe PLC and subsidiaries (the “Company”). In our opinion, the financial statements present fairly, in all material respects, the results of the Company´s operations and its cash flows for the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte Auditores, S.L. (formerly Deloitte, S.L.)

Madrid, Spain

May 1, 2023

We began serving as the Company’s auditor in 1992. In 2023, we became the predecessor auditor.

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2024 AND 2023

(In USD thousands)

	Notes	2024	2023
ASSETS
Non-current assets
Goodwill	Note 6	14,219	29,702
Intangible assets	Note 7	103,095	138,345
Property, plant and equipment	Note 8	487,196	501,396
Other financial assets	Note 9	19,744	19,792
Deferred tax assets	Note 24	6,580	8,760
Receivables from related parties	Note 25	1,558	1,658
Other non-current assets	Note 11	22,451	22,156
Total non-current assets		654,843	721,809
Current assets
Inventories	Note 10	347,139	383,841
Trade receivables	Note 9	188,816	220,330
Other receivables	Note 9	83,103	89,913
Receivables from related parties	Note 25	—	2,772
Current income tax assets	Note 24	7,692	15,977
Other financial assets	Note 9	5,569	2
Other current assets	Note 11	52,014	186,477
Restricted cash and cash equivalents	Note 9	298	1,179
Cash and cash equivalents	Note 9	132,973	136,470
Total current assets		817,604	1,036,961
Total assets		1,472,447	1,758,770
EQUITY AND LIABILITIES
Equity
Share capital		1,962	1,962
Share Premium		86,220	86,220
Treasury Shares		(14,360)	(11,932)
Reserves		890,346	812,594
Translation differences		(275,829)	(231,799)
Valuation adjustments		8,630	8,354
Result attributable to the Parent		23,538	82,662
Equity attributable to the Parent		720,507	748,061
Non-controlling interests		113,738	121,825
Total equity	Note 12	834,245	869,886
Non-current liabilities
Deferred income	Note 14	8,014	26,980
Provisions	Note 15	24,384	19,970
Provisions for pensions	Note 16	27,618	29,805
Bank borrowings	Note 17	13,911	14,913
Lease liabilities	Note 18	56,585	54,484
Debt instruments	Note 19	—	149,015
Other financial liabilities	Note 20	25,688	65,231
Deferred tax liabilities	Note 24	19,629	32,582
Other non-current liabilities	Note 23	13,759	1,902
Total non-current liabilities		189,588	394,882
Current liabilities
Provisions	Note 15	83,132	122,757
Provisions for pensions	Note 16	168	169
Bank borrowings	Note 17	43,251	31,635
Lease liabilities	Note 18	12,867	11,766
Debt instruments	Note 19	10,135	5,765
Other financial liabilities	Note 20	48,117	16,052
Payables to related parties	Note 25	2,664	2,429
Trade payables	Note 22	158,251	183,375
Income tax liabilities		10,623	8,351
Other current liabilities	Note 23	79,406	111,703
Total current liabilities		448,614	494,002
Total equity and liabilities		1,472,447	1,758,770

The accompanying notes and Appendix I are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS 2024, 2023 AND 2022

(In USD thousands, except share and per share data)

	Notes	2024	2023	2022

Sales	Note 27.1	1,643,939	1,650,034	2,597,916
Raw materials and energy consumption for production[1]	Note 27.2	(1,027,130)	(879,286)	(1,285,086)
Other operating income	Note 27.3	84,378	100,992	147,356
Staff costs	Note 27.4	(279,864)	(305,859)	(314,810)
Other operating expense	Note 27.5	(265,182)	(270,090)	(346,252)
Depreciation and amortization	Note 27.6	(75,463)	(73,532)	(81,559)
Impairment loss	Note 27.8	(43,052)	(25,290)	(56,999)
Other gain (loss)		555	(29)	(19)
Operating profit		38,181	196,940	660,547
Finance income	Note 27.7	7,248	5,422	2,274
Finance costs	Note 27.7	(21,942)	(38,793)	(61,015)
Exchange differences		13,565	(7,551)	(9,995)
Profit before tax		37,052	156,018	591,811
Income tax expense	Note 24	(16,252)	(57,540)	(147,983)
Total Profit for the year		20,800	98,478	443,828

Profit attributable to the Parent		23,538	82,662	440,314
(Loss) Profit attributable to non-controlling interests	Note 12	(2,738)	15,816	3,514

Earnings per share

		2024	2023	2022
Numerator:
Total Profit attributable to the Parent		23,538	82,662	440,314
Denominator:
Weighted average number of basic shares outstanding		188,144,651	187,872,191	187,815,672
Weighted average number of dilutive shares outstanding		188,808,918	190,289,808	189,625,195
Basic earnings per ordinary share (U.S.$)	Note 13	0.13	0.44	2.34
Diluted earnings per ordinary share (U.S.$)	Note 13	0.12	0.43	2.32

The accompanying notes and Appendix I are an integral part of the consolidated financial statements

1For the years ended December 31, 2024, 2023 and 2022, includes a net energy expense of $171.3 million, credit of $28.7 million and expense of $324.2 million, respectively, as described further in Note 27.2.

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) FOR 2024, 2023 AND 2022

(In USD thousands)

	Notes	2024	2023	2022
		US$'000	US$'000	US$'000

Total Profit for the year		20,800	98,478	443,828

Items that will not be reclassified subsequently to income or loss:
Remeasurement gains (losses) on defined-benefit obligations	Note 16	3,139	(5,620)	9,779
Tax effect	Note 24	(757)	1,500	(2,082)
Total income (expense) that will not be reclassified subsequently to profit (loss)		2,382	(4,120)	7,697

Items that may be reclassified subsequently to income or loss:
Cash flow hedge accounting	Note 21	(3,471)	2,245	—
Translation differences		(46,969)	11,730	(17,178)
Tax effect	Note 24	865	(767)	—
Total (expense) income that may be reclassified subsequently to profit (loss)		(49,575)	13,208	(17,178)

Items that have been reclassified to profit (loss) in the period:
Cash flow hedge accounting	Note 21	1,007	83	—
Tax effect		—	—	—
Total items that have been reclassified to profit (loss)		1,007	83	—

Other comprehensive (loss) profit for the year, net of income tax		(46,186)	9,171	(9,481)

Total comprehensive (loss) profit for the year		(25,386)	107,649	434,347

Total comprehensive (loss) profit attributable to the Parent		(20,216)	91,105	430,219
Total comprehensive (loss) profit attributable to non-controlling interests		(5,170)	16,544	4,128

The accompanying notes and Appendix I are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR 2024, 2023 AND 2022
(In USD thousands, except issued shares in thousands)

		Total Amounts Attributable to Owners
		Issued	Share	Share	Treasury		Translation	Valuation	Result for	Non-controlling
	Notes	Shares	Capital	Premium	Shares	Reserves	Differences	Adjustments	the Year	Interests	Total
		(Thousands)	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2022		188,883	1,962	86,220	(11,932)	470,145	(227,318)	5,525	(110,624)	106,053	320,031
Comprehensive profit for the year 2022		—	—	—	—	—	(15,305)	5,210	440,314	4,128	434,347
Share-based compensation		—	—	—	—	5,825	—	—	—	—	5,825
Recording of 2021 loss in reserves		—	—	—	—	(110,624)	—	—	110,624	—	—
Dividends paid non-controlling interests		—	—	—	—	—	—	—	—	(3,430)	(3,430)
Other changes		—	—	—	—	40	—	—	—	—	40
Balance at December 31, 2022		188,883	1,962	86,220	(11,932)	365,386	(242,623)	10,735	440,314	106,751	756,813
Comprehensive profit for the year 2023		—	—	—	—	—	10,824	(2,381)	82,662	16,544	107,649
Share-based compensation	Note 27.4	—	—	—	—	7,244	—	—	—	—	7,244
Recording of 2022 profit in reserves		—	—	—	—	440,314	—	—	(440,314)	—	—
Dividends paid non-controlling interests		—	—	—	—	—	—	—	—	(1,470)	(1,470)
Other changes		—	—	—	—	(350)	—	—	—	—	(350)
Balance at December 31, 2023		188,883	1,962	86,220	(11,932)	812,594	(231,799)	8,354	82,662	121,825	869,886
Comprehensive profit for the year 2024		—	—	—	—	—	(44,030)	276	23,538	(5,170)	(25,386)
Share-based compensation	Note 27.4	—	—	—	—	4,848	—	—	—	—	4,848
Recording of 2023 profit in reserves		—	—	—	—	82,662	—	—	(82,662)	—	—
Own shares acquired		—	—	—	(2,428)	—	—	—	—	—	(2,428)
Dividends paid		—	—	—	—	(9,758)	—	—	—	—	(9,758)
Dividends paid non-controlling interests		—	—	—	—	—	—	—	—	(2,917)	(2,917)
Other changes		—	—	—	—	—	—	—	—	—	—
Balance at December 31, 2024		188,883	1,962	86,220	(14,360)	890,346	(275,829)	8,630	23,538	113,738	834,245

The accompanying notes and Appendix I are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR 2024, 2023 AND 2022
(In USD thousands)

		2024	2023	2022
	Notes	US$'000	US$'000	US$'000

Cash flows from operating activities:
Profit for the year		20,800	98,478	443,828
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	Note 24	16,252	57,540	147,983
Depreciation and amortization		75,463	73,532	81,559
Finance income		(7,248)	(5,422)	(2,274)
Finance costs		21,942	38,793	61,015
Exchange differences		(13,565)	7,551	9,995
Impairment loss		43,052	25,290	56,999
Share-based compensation	Note 27.4	4,924	7,402	5,836
Other (gain) loss		(555)	29	19
Changes in operating assets and liabilities:
Decrease (increase) in inventories		47	102,179	(220,823)
Decrease (increase) in trade receivables		22,765	80,766	(72,558)
Decrease (increase) in other receivables		770	45,692	—
Decrease (increase) in energy receivable	Note 11	131,959	(159,807)	(21,684)
(Decrease) increase in trade payables		(17,255)	(70,573)	30,640
Other changes in operating assets and liabilities		(40,294)	(9,770)	(34,993)
Income taxes paid		(15,799)	(113,308)	(80,524)
Net cash provided by operating activities		243,258	178,372	405,018
Cash flows from investing activities:
Interest and finance income received		2,799	3,725	1,520
Payments due to investments:
Intangible assets	Note 7	(3,024)	(2,787)	(1,147)
Property, plant and equipment	Note 8	(76,165)	(83,679)	(52,147)
Other financial assets		(3,000)	—	—
Disposals:
Other non-current assets		—	935	—
Receipt of asset-related government grant		12,453
Net cash used in investing activities		(66,937)	(81,806)	(51,774)
Cash flows from financing activities:
Dividends paid	Note 12	(9,758)	—	—
Payment for debt and equity issuance costs		(6)	—	(853)
Repayment of debt instruments	Note 19	(147,624)	(179,075)	(84,823)
Proceeds from debt issuance	Note 19	10,255	—	—
Increase (decrease) in bank borrowings:
Borrowings	Note 17	509,186	432,274	898,586
Payments	Note 17	(495,726)	(456,506)	(919,932)
Payments for lease liabilities	Note 18	(16,201)	(14,967)	(11,590)
Proceeds from other financing liabilities	Note 20	6,054	—	38,298
Other (payments) receipts from financing activities	Note 20	(3,068)	(21,666)	678
Payments to acquire own shares	Note 12	(2,428)	—	—
Interest paid		(26,192)	(42,207)	(60,822)
Net cash used in financing activities		(175,508)	(282,147)	(140,458)
Total net increase (decrease) in cash and cash equivalents		813	(185,581)	212,786
Beginning balance of cash and cash equivalents		137,649	322,943	116,663
Foreign exchange (losses) gains on cash and cash equivalents		(5,191)	287	(6,506)
Ending balance of cash and cash equivalents		133,271	137,649	322,943
Restricted cash and cash equivalents		298	1,179	5,008
Cash and cash equivalents		132,973	136,470	317,935
Ending balance of cash and cash equivalents		133,271	137,649	322,943

The accompanying notes and Appendix I are an integral part of the consolidated financial statements

Ferroglobe PLC and Subsidiaries

Notes to the consolidated financial statements for the years ended

December 31, 2024, 2023 and 2022

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

The subsidiaries of Ferroglobe PLC as of December 31, 2024 and 2023, classified by reporting segments, were as follows:

2024 Subsidiaries

	Percentage of Ownership
	Direct	Total	Reporting Segment	Registered
ARL Services, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Core Metals Group Holdings, LLC	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
Cuarzos Industriales de Venezuela, S.A.	—	100.0	Other segments	Venezuela
Ferroatlántica de México, S.A. de C.V.	—	99.9	Other segments	Nueva León - Mexico
Ferroatlántica de Venezuela (FerroVen), S.A.	—	99.9	Other segments	Venezuela
Ferroatlántica do Brasil Mineraçao Ltda.	—	70.0	Other segments	Brazil
Ferroglobe Advanced Materials II, S.L.	—	100.0	Other segments	Spain
Ferroglobe Advanced Materials, S.L.	—	100.0	Other segments	Spain
Ferroglobe Argentina, S.R.L	—	100.0	Other segments	Argentina
Ferroglobe Canada ULC	—	100.0	North America – Silicon Metal	Canada
Ferroglobe Corporate Services, S.L.U.	—	100.0	Other segments	Madrid - Spain
Ferroglobe Cuarzos Industriales Mining, S.A.U.	—	100.0	Europe – Silicon Metal and Alloys	A Coruña - Spain
Ferroglobe de Participaciones, S.L.U.	—	100.0	Other segments	Madrid - Spain
Ferroglobe Finance Company, PLC	—	100.0	Other segments	United Kingdom
Ferroglobe France SAS	—	100.0	Europe – Silicon Metal and Alloys	France
Ferroglobe Germany GmbH (formerly Ferroatlántica Deutschland, GmbH)	—	100.0	Other segments	Germany
Ferroglobe Holding Company, LTD	100	100.0	Other segments	United Kingdom
Ferroglobe Innovation, S.L.	—	100.0	Other segments	Spain
Ferroglobe Mangan Norge A.S.	—	100.0	Europe – Manganese	Norway
Ferroglobe Manganese France S.A.S.	—	100.0	Europe – Manganese	France
Ferroglobe Monzón, S.L.	—	99.9	Europe – Manganese	Madrid - Spain
Ferroglobe Netherlands, B.V.	—	100.0	Other segments	Netherlands
Ferroglobe RAMSA Mining, S.A.	—	100.0	Europe – Silicon Metal and Alloys	A Coruña - Spain
Ferroglobe South Africa (Pty) Ltd	—	100.0 (*)	South Africa – Silicon Metal and Alloys	Polokwane - South Africa
Ferroglobe Spain Metals, S.A.U.	—	100.0	Europe – Manganese and Silicon Metal	Madrid - Spain
Ferroglobe U.S.A Alloys I, Inc	—	100.0	North America – Silicon Metal	Delaware - U.S.A
Ferroglobe U.S.A Alloys II, Inc (formerly GSM Alloys II, Inc. )	—	100.0	North America – Silicon Metal	Delaware - U.S.A
Ferroglobe U.S.A ARLR, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A BG, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A Bridgeport, LLC	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
Ferroglobe U.S.A ECPI, Inc.	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
Ferroglobe U.S.A Financial, Inc.	—	100.0	Other segments	Delaware - U.S.A
Ferroglobe U.S.A GBG Financial, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A LF Resources, Inc	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A LFR, Inc	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A Metallurgical, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A Metals, LLC.	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
Ferroglobe U.S.A Mining Sales, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A Mining Services, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A Mining, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A MPM, LLC	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
Ferroglobe U.S.A Quartz, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A Sales, Inc.	—	100.0	North America – Silicon Metal	Delaware - U.S.A
Ferroglobe U.S.A, Inc	—	100.0	Other segments	Delaware - U.S.A
Ferroglobe USA Silica Fume Sales, Inc.	—	100.0	North America – Silicon Metal and Alloys	Florida - U.S.A
FerroManganese Mauritania S.A.R.L.	—	90.0	Other segments	Mauritania
Ferroquartz Holdings, Ltd. (Hong Kong)	—	100.0	Other segments	Hong Kong
FerroQuartz Mauritania S.A.R.L.	—	90.0	Other segments	Mauritania
Ferrosolar R&D S.L.	—	50.0	Other segments	Spain
FerroTambao, S.A.R.L.	—	90.0	Other segments	Burkina Faso
GBG Holdings, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Globe Metals Enterprises, Inc.	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
GSM Enterprises Holdings, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
GSM Enterprises, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Huntie (Ningxia) New Material Tech Co. Ltd. (formerly Ningxia Yonvey Coal Industrial Co., Ltd. )	—	98.0	Other segments	China
Kintuck (France) S.A.S.	—	100.0	Europe – Manganese	France
Kintuck A.S.	—	100.0	Europe – Manganese	Norway
Mangshi FerroAtlántica Mining Industry Service Company Limited	—	100.0	Other segments	Mangshi, Dehong -Yunnan -China
Quebec Silicon General Partner	—	51.0	North America – Silicon Metal	Canada
Quebec Silicon Limited Partnership	—	51.0	North America – Silicon Metal	Canada
Rebone Mining (Pty.), Ltd.	—	74.0	South Africa – Silicon Metal and Alloys	Polokwane - South Africa
Silicon Technology (Pty.), Ltd.	—	100.0	South Africa – Silicon Metal and Alloys	South Africa
Solsil, Inc.	—	92.4	Other segments	Delaware - U.S.A
Thaba Chueu Mining (Pty.), Ltd.	—	74.0	South Africa – Silicon Metal and Alloys	Polokwane - South Africa
Ultracore Energy S.A.	—	100.0	Other segments	Argentina
West Virginia Alloys, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
WVA Manufacturing, LLC	—	51.0	North America – Silicon Metal	Delaware - U.S.A

(*) 26% of the ownership of the ordinary shares of Ferroglobe South Africa (Pty) Ltd. were transferred to a limited partnership fund (The Palamo Mining Investment Fund No.1 LLP ), while creating preferred shares that are fully retained by Group entity Ferroglobe Spain, S.A.U.

2023 Subsidiaries

	Percentage of Ownership
	Direct	Total	Reporting Segment	Registered
ARL Services, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Core Metals Group Holdings, LLC	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
Cuarzos Industriales de Venezuela, S.A.	—	100.0	Other segments	Venezuela
Emix, S.A.S.	—	100.0	Other segments	France
Ferroatlántica de México, S.A. de C.V.	—	100.0	Other segments	Nueva León - Mexico
Ferroatlántica de Venezuela (FerroVen), S.A.	—	99.9	Other segments	Venezuela
Ferroatlántica Deutschland, GmbH	—	100.0	Other segments	Germany
Ferroatlántica do Brasil Mineraçao Ltda.	—	70.0	Other segments	Brazil
Ferroglobe Advanced Materials II, S.L.	—	100.0	Other segments	Spain
Ferroglobe Advanced Materials, S.L.	—	100.0	Other segments	Spain
Ferroglobe Argentina, S.R.L	—	100.0	Other segments	Argentina
Ferroglobe Canada ULC	—	100.0	North America – Silicon Metal	Canada
Ferroglobe Corporate Services, S.L.U.	—	100.0	Other segments	Madrid - Spain
Ferroglobe Cuarzos Industriales Mining, S.A.U.	—	100.0	Europe – Silicon Metal and Alloys	A Coruña - Spain
Ferroglobe de Participaciones, S.L.U.	—	100.0	Other segments	Madrid - Spain
Ferroglobe Finance Company, PLC	—	100.0	Other segments	United Kingdom
Ferroglobe France SAS	—	100.0	Europe – Silicon Metal and Alloys	France
Ferroglobe Holding Company, LTD	100	100.0	Other segments	United Kingdom
Ferroglobe Innovation, S.L.	—	100.0	Other segments	Spain
Ferroglobe Mangan Norge A.S.	—	100.0	Europe – Manganese	Norway
Ferroglobe Manganese France S.A.S.	—	100.0	Europe – Manganese	France
Ferroglobe Monzón, S.L.	—	99.9	Europe – Manganese	Madrid - Spain
Ferroglobe Netherlands, B.V.	—	100.0	Other segments	Netherlands
Ferroglobe RAMSA Mining, S.A.	—	100.0	Europe – Silicon Metal and Alloys	A Coruña - Spain
Ferroglobe South Africa (Pty) Ltd	—	100.0	South Africa – Silicon Metal and Alloys	Polokwane - South Africa
Ferroglobe Spain Metals, S.A.U.	—	100.0	Europe – Manganese and Silicon Metal	Madrid - Spain
Ferroglobe U.S.A Alloys I, Inc	—	100.0	North America – Silicon Metal	Delaware - U.S.A
Ferroglobe U.S.A ARLR, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A BG, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A Bridgeport, LLC	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
Ferroglobe U.S.A ECPI, Inc.	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
Ferroglobe U.S.A Financial, Inc.	—	100.0	Other segments	Delaware - U.S.A
Ferroglobe U.S.A GBG Financial, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A LF Resources, Inc	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A LFR, IN	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A Metallurgical, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A Metals, LLC.	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
Ferroglobe U.S.A Mining Sales, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A Mining Services, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A Mining, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A MPM, LLC	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
Ferroglobe U.S.A Quartz, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A Sales, Inc.	—	100.0	North America – Silicon Metal	Delaware - U.S.A
Ferroglobe U.S.A, Inc	—	100.0	Other segments	Delaware - U.S.A
Ferroglobe USA Silica Fume Sales, Inc.	—	100.0	North America – Silicon Metal and Alloys	Florida - U.S.A
FerroManganese Mauritania S.A.R.L.	—	90.0	Other segments	Mauritania
Ferroquartz Holdings, Ltd. (Hong Kong)	—	100.0	Other segments	Hong Kong
FerroQuartz Mauritania S.A.R.L.	—	90.0	Other segments	Mauritania
Ferrosolar R&D S.L.	—	50.0	Other segments	Spain
FerroTambao, S.A.R.L.	—	90.0	Other segments	Burkina Faso
GBG Holdings, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Globe Metals Enterprises, Inc.	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
GSM Alloys II, Inc.	—	100.0	North America – Silicon Metal	Delaware - U.S.A
GSM Enterprises Holdings, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
GSM Enterprises, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Kintuck (France) S.A.S.	—	100.0	Europe – Manganese	France
Kintuck A.S.	—	100.0	Europe – Manganese	Norway
Mangshi FerroAtlántica Mining Industry Service Company Limited	—	100.0	Other segments	Mangshi, Dehong -Yunnan -China
Ningxia Yonvey Coal Industrial Co., Ltd.	—	98.0	Other segments	China
Quebec Silicon General Partner	—	51.0	North America – Silicon Metal	Canada
Quebec Silicon Limited Partnership	—	51.0	North America – Silicon Metal	Canada
Rebone Mining (Pty.), Ltd.	—	74.0	South Africa – Silicon Metal and Alloys	Polokwane - South Africa
Silicon Technology (Pty.), Ltd.	—	100.0	South Africa – Silicon Metal and Alloys	South Africa
Solsil, Inc.	—	92.4	Other segments	Delaware - U.S.A
Thaba Chueu Mining (Pty.), Ltd.	—	74.0	South Africa – Silicon Metal and Alloys	Polokwane - South Africa
Ultracore Energy S.A.	—	100.0	Other segments	Argentina
West Virginia Alloys, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
WVA Manufacturing, LLC	—	51.0	North America – Silicon Metal	Delaware - U.S.A

Subsidiaries are all companies over which Ferroglobe has control.

Control is achieved when the Company:

●	has power over the investee;
●	is exposed, or has rights, to variable returns from its involvement with the investee; and
●	has the ability to use its power over the investee to affect the amount of the investor’s returns.

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

The Company uses the acquisition method to account for the acquisition of subsidiaries. According to this method, the consideration transferred for the acquisition of a subsidiary corresponds to the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred also includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Any contingent consideration transferred by the Company is recognized at fair value at the date of acquisition. Subsequent changes in the fair value of the contingent consideration classified as an asset or a liability are recognized in accordance with IFRS 9 Financial Instruments in the consolidated income statements. The costs related to the acquisition are recognized as expenses in the years incurred. The identifiable assets acquired and the liabilities and contingent liabilities assumed in a business combination are initially recognized at their fair value at the date of acquisition.

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

3.    Basis of presentation

3.1 Basis of presentation

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements were approved for issue by the Board of Directors on April 25, 2025.

All accounting policies and measurement bases with effect on the consolidated financial statements were applied in their preparation.

The information set out in these consolidated financial statements does not constitute the Company’s statutory accounts for the years ended December 31, 2024 and 2023, respectively. The accounts for 2023 have been reported on by the Company’s statutory auditors: their reports were unqualified and did not contain a statement under Section 498(2) or (3) of the UK Companies Act 2006. The accounts for 2023 have been delivered to the UK Registrar of Companies and those for 2024 will be delivered in due course.

Basis of measurement

The consolidated financial statements were prepared on a historical cost basis, with the exceptions disclosed in the notes to the consolidated financial statements, where applicable, and in those situations where IFRS requires that financial assets and financial liabilities are valued at fair value.

3.2 Accounting policies, new standards, interpretations and amendments adopted by the Company and issued but not yet adopted by the Company

There are no new IFRS standards, amendments or interpretations that are mandatory as of January 1, 2024 that are materially relevant to the Company. Additionally, the Company has not adopted any standard, interpretation or amendment that has been issued but is not yet effective.

In 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements on the presentation within the statement of profit or loss, including the specified totals and subtotals. It also requires disclosure of management defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified “roles” of the primary financial statements and the notes. These new requirements are expected to impact all reporting entities. IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after January 2027, but earlier application is permitted. Comparative periods will need to be restated and a reconciliation of the statement of profit or loss previously published will be required for the comparative periods. The Company is currently assessing the new requirements of IFRS 18, with focus on the specific developments in its industry, to identify and collect relevant information to measure the impacts and resources needed, including internal changes, derived from implementing IFRS 18. The Company anticipates changes to our Consolidated Financial Statements upon adoption.

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

The results of operations and financial position of the Company’s entities that have a functional currency different from the Company’s reporting currency are translated into the reporting currency as follows:

●	Assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the date of the consolidated statement of financial position;
●	Income and expenses for each consolidated income statement are translated at average exchange rates; and
●	All differences arising from the aforementioned translations are recognized in equity under “Translation differences.”

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

Certain estimates, assumptions and judgments that were made by management in the preparation of these consolidated financial statements, include:

●	the impairment analysis on goodwill and property, plant and equipment, including the assumptions used to determine estimated recoverable amount, determined by value in use or by fair value less cost of disposal methods, see Note 6 and Note 8;

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

3.5 Basis of consolidation

The annual closing date of the financial statements for each consolidated subsidiary is December 31. The Company fully consolidates subsidiaries’ financial statements that it is deemed to control into these consolidated financial statements. All intercompany transactions have been eliminated.

Non-controlling interests are presented in “Equity – Non-controlling interests” in the consolidated statements of financial position, separately from the consolidated equity attributable to the Parent. The share of non-controlling interests in the profit or loss for the year is presented under “Profit attributable to non-controlling interests” in the consolidated income statements.

When necessary, adjustments are made to the financial statements of subsidiaries to align the accounting policies used to the accounting policies of the Company.

4.    Accounting policies

The material IFRS accounting policies described below were applied in preparing these consolidated financial statements.

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

4.2 Intangible assets

Acquired and internally generated intangible assets are recognized if a future economic benefit will flow to the entity from the use of the asset and the cost of the asset can be reliably determined.

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

The Company’s intangible assets with definite useful lives are as follows:

Development expenditures

Development expenditures are capitalized if they meet the requirements of identifiability, reliability in cost measurement and probability of the assets generating economic benefits. Developmental expenditures are amortized on a straight-line basis over the useful lives of the assets, which are between four and 10 years.

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

The Company’s other intangible assets with indefinite useful lives are as follows:

Carbon dioxide emissions allowances

The Company’s carbon dioxide emissions allowances (“rights held to emit greenhouse gasses”) are intangible assets that are expensed as the allowance is used. Emissions allowances received from governmental agencies are initially measured at fair value, which is determined based on the market price of allowances traded on the exchange at that date. Emissions allowances purchased on the trading platform are initially measured at cost (see Note 4.21).

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

Land included within property, plant and equipment is an asset with an indefinite useful life and, as such, is not depreciated. Instead, it is tested for impairment annually. The Company reviews residual value, useful lives, and the depreciation method for property, plant and equipment annually.

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

If the recoverable amount of an asset (or cash-generating unit) is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount, and an impairment loss is recognized as an expense under “Impairment loss” in the consolidated income statements.

Where an impairment loss subsequently reverses (not permitted in the case of goodwill), the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized within “Impairment loss” in the consolidated income statements.

The basis for depreciation is the carrying amount of the assets, deemed to be the acquisition cost less accumulated depreciation and any accumulated impairment losses.

4.5 Financial instruments

Financial assets and financial liabilities are recognized in the Company’s consolidated statements of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from, the fair value of the financial assets or financial liabilities, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in the consolidated income statements.

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

Financial assets measured at amortized cost

Financial assets are classified as measured at amortized cost when they are held in a business model whose objective is to collect contractual cash flows and the contractual terms of the financial asset give rise on specific dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in the consolidated income statements when the assets are derecognized or impaired and when interest is recognized using the effective interest method. This category of financial assets includes trade receivables, receivables from related parties and cash and cash equivalents.

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

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in the consolidated income statements.

If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

Impairment of financial assets

The expected credit loss model is applied for recognition and measurement of impairments in financial assets measured at amortized cost and debt instruments held at fair value through other comprehensive income. The loss allowance for the financial asset is measured at an amount equal to the 12-month expected credit losses. If the credit risk on the financial asset has increased significantly since initial recognition, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses. Changes in loss allowances are recognized in the consolidated income statements. For trade and other receivables, a simplified impairment approach is applied, recognizing expected lifetime losses from initial recognition. For this purpose, the Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Company writes off a financial asset when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, such as when the debtor has been placed under liquidation or has entered into bankruptcy proceedings, or in the case of trade receivables, when the amounts are more than two years past due, whichever occurs sooner. Financial assets written off may still be subject to enforcement activities under the Company’s recovery procedures, considering legal advice where appropriate. Any recoveries made are recognized in the consolidated income statements.

Accounts receivable factoring

As part of its regular operations, and in case of immediate cash needs, the Company can sell its trade receivables to a third party (factor) at a discount. The Company analyzes whether these transactions are with recourse or without recourse and applies the derecognition criteria in IFRS 9 Financial Instruments to assess whether the arrangement transfers substantially all risks and rewards to the factor. For arrangements with recourse, where substantially all risks and rewards have not been transferred, the cash received from the factor is accounted for as a secured borrowing. In the case of arrangements with recourse, the transferred assets are not derecognized.

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

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in the consolidated income statements. When the Company exchanges with the existing lender one debt instrument with another one with substantially different terms, such an exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, the Company accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least 10 percent different from the discounted present value of the remaining cash flows of the original financial liability. If the modification is not substantial, the difference between the carrying amount of the liability before the modification and the present value of the cash flows after modification are recognized in the consolidated income statements as a modification gain or loss.

4.6 Derivative financial instruments and hedging activities

In order to mitigate the economic effects of the variability in the price of power, the Company uses derivative financial instruments, such as power purchase agreements (“PPAs”).

The Company’s derivative financial instruments are detailed in Note 21 to these consolidated financial statements and the Company’s financial risk management policies are detailed in Note 29.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognized in the consolidated income statements immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition of profit or loss depends on the nature of the hedge relationship.

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

Hedge accounting

The Company designates certain derivatives as cash flow hedges. For further details, see Note 21.

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

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the consolidated statements of comprehensive income (loss). The gain or loss relating to any ineffective portion is recognized immediately in the consolidated income statements and is included in “Raw materials and energy consumption for production”.

Amounts previously recognized in other comprehensive income and accumulated in equity in the valuation adjustments reserve are reclassified to the consolidated income statements in the periods when the hedged item is recognized in the consolidated income statements. These are recorded within the same line of the consolidated income statement as the recognized hedged item.

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

4.8 Inventories

Inventories comprise assets (goods) which:

●	Are held for sale in the ordinary course of business (finished goods); or
●	Are in the process of production for such sale (work in progress); or
●	Will be consumed in the production process or in the rendering of services (raw materials and spare parts).

Inventories are stated at the lower of cost or net realizable value. The cost of each inventory item is generally calculated as follows:

●	Raw materials, spare parts and other consumables and replacement parts: the lower of weighted average acquisition cost or net realizable value.
●	Work in progress, finished goods and semi-finished goods: the lower of production cost (which includes the cost of materials, labor costs, direct and indirect manufacturing expenses) or net realizable value in the market.

Obsolete, defective or slow-moving inventories have been reduced to net realizable value.

Net realizable value is the estimated selling price less all the estimated costs of selling and distribution.

The amount of any write-down of inventories (as a result of damage, obsolescence or decrease in the selling price) to their net realizable value and all losses of inventories are recognized as expenses in the period in which the write-down or loss occurs. Any subsequent reversals are recognized as income in the year in which they arise.

The consumption of inventories is recognized in “Raw Materials and energy consumption for production” in the consolidated income statements in the period in which the revenue from its sale is recognized.

4.9 Raw materials and energy consumption for production

Raw materials and energy consumption for production comprise raw materials, energy, other direct costs, inventory write-downs and changes in inventory.

4.10 Cash and cash equivalents

The Company classifies in “Cash and cash equivalents” any liquid financial assets, such as cash on hand, deposits and liquid investments, that can be converted into known amounts of cash within three months and are subject to an insignificant risk of changes in value.

4.11 Restricted cash and cash equivalents

The Company classifies under “Restricted cash and cash equivalents” any liquid financial assets, which meet the definition of cash and cash equivalents but the use or withdrawal is restricted by financial agreements.

Restrictions may include legally restricted deposits held as compensating balances against short-term borrowing arrangements and/or other contracts entered into; however, time deposits and short-term certificates of deposit are not included in legally restricted deposits. In cases where compensating balance arrangements exist but are not agreements which legally restrict the use of cash amounts shown on the consolidated statements of financial position, those arrangements and the amount involved are disclosed in the notes. Compensating balances that are maintained under an agreement to assure future credit availability are also disclosed in the notes.

As discussed in Note 31, certain of the Company´s credit agreements restrict the transfer of assets in the form of loans or dividends to affiliates. The amount of cash and cash equivalents in subsidiaries subject to such restrictions amounted to $97,370 thousand as of December 31, 2024 ($90,955 thousand as of December 31, 2023) and is not presented as Restricted cash and cash equivalents in the consolidated balance sheet because it can be withdrawn or used except for transfers to affiliates.

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

The consolidated financial statements include all the material provisions for those obligations that are considered probable  to be settled. Contingent liabilities are not recognized in the consolidated financial statements, but rather are disclosed in accordance with IAS 37 (see Note 26).

Provisions are classified as current when there is not an unconditional right to defer settlement for at least 12 months after the reporting date. They are recognized when the liability or obligation giving rise to the indemnity or payment arises, to the extent that its amount can be estimated reliably.

Provisions include (i) the provisions for pension and similar obligations assumed; (ii) provisions for contingencies and charges, such as for example those of an environmental nature and those arising from litigation in progress or from outstanding indemnity payments or obligations, and collateral and other similar guarantees provided by the Company; (iii) provisions for medium- and long-term employee incentives; and (iv) provisions for taxes.

Contingent assets are not recognized, but are disclosed where an inflow of economic benefits is probable. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the consolidated financial statements in the period in which the change occurs.

Defined contribution plans

Certain employees have defined contribution plans which are applicable to local regulations. The main features of these plans are as follows:

●	They are mixed plans covering the benefits for retirement, disability and death of the participants.
●	The sponsor undertakes to make monthly contributions of certain percentages of current employees’ salaries to external pension funds.

The annual cost of these plans is recognized within “Staff costs” in the consolidated income statements.

Defined benefit plans

IAS 19 Employee Benefits requires defined benefit plans to be accounted for:

●	Using actuarial techniques to make a reliable estimate of the amount of benefits that employees have earned in return for their service in the current and prior periods;
●	Discounting those benefits in order to determine the present value of the obligation;
●	Determining the fair value of any plan assets; and
●	Determining the total amount of actuarial gains and losses and the amount of those actuarial gains and losses that must be recognized.

The amount recognized as a benefit liability arising from a defined benefit plan is the total net result of:

●	The present value of the obligations;
●	Less the fair value of plan assets (if any) out of which the obligations are to be settled directly.

The Company recognizes provisions for these benefits as the related rights vest and on the basis of actuarial studies. These amounts are recognized under “Provisions for pensions” in the consolidated statements of financial position on the basis of their expected payment due dates.

Environmental provisions

Provisions for environmental obligations are estimated by analyzing each case separately and observing the relevant legal provisions. The estimate is made on the basis of the information available and a provision is recognized provided that the aforementioned information suggests that it is probable that the loss will arise and can be estimated in a sufficiently reliable manner.

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

The right-of-use asset comprises, at inception, the initial lease liability, any initial direct costs and, when applicable, the obligations to refurbish the asset, less any incentives granted by the lessors. The right-of-use asset is subsequently depreciated, on a straight-line basis, over the lease term or, if the lease transfers the ownership of the underlying asset to the Company at the end of the lease term or, if the cost of the right-of-use asset reflects that the lessee will exercise a purchase option, over the estimated useful life of the underlying asset. Right-of-use assets are allocated to the respective CGUs also subject to testing for impairment if there is an indicator for impairment.

Variable lease payments not included in the measurement of the lease liabilities are recognized to the consolidated income statements in the period in which the events or conditions which trigger those payments occur.

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

The Company’s deferred tax assets and liabilities are provided on temporary differences at the balance sheet date between financial reporting and the tax basis of assets and liabilities, and, then applying the enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized for deductible temporary differences, including the carry-forward of unused tax credits and losses, to the extent that it is probable, that taxable profit will be available against which the deductible temporary difference and carryforwards of unused tax credits and losses can be utilized.

The deferred tax assets and liabilities that have been recognized are reassessed at the end of each closing period to ascertain whether they still exist, and adjustments are made on the basis of the findings of the analyses performed.

Income tax payable is the result of applying the relevant tax rate in force to each tax-paying entity, in accordance with the tax laws in force in the country in which the entity is registered. Additionally, tax deductions and credits are available to certain entities, primarily relating to inter-company trades and tax treaties between various countries to prevent double taxation.

Deferred tax assets and liabilities are offset only when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority or either the same taxable entity or different taxable entities where there is an intention to settle the current tax assets and liabilities on a net basis or to realize the assets and settle the liabilities simultaneously.

4.16 Foreign currency transactions

Foreign currency transactions are initially recognized in the functional currency of the subsidiary by applying the exchange rates prevailing at the date of the transaction.

Subsequently, at each reporting date, assets and liabilities denominated in foreign currencies are translated to US dollars at the rates prevailing on that date.

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

Where the Company sells on ‘C’ terms (e.g., Cost, Insurance and Freight “CIF,” Carriage and Insurance Paid to “CIP,” Cost and Freight “CFR” and Carriage Paid to “CPT)”, the Company is responsible (acts as principal) for providing shipping services and, in some instances, insurance after the date at which control of goods passes to the customer at the loading point. The Company, therefore, has separate performance obligations for freight and insurance services that are provided solely to facilitate the sale of the commodities it produces. Revenue attributable to freight and insurance services is not material.

Where the Company sells on ‘D’ terms (e.g., Delivered Duty Paid “DDP”, Delivered at Place “DAP “and Delivered at Terminal “DAT”), the Company arranges and pays for the carriage and retains the risk of the goods until delivery at an agreed destination, where ownership and control is transferred.

Where the Company sells on ‘F’ terms (e.g., Free Carrier “FCA” or Free on Board “FOB”), the customer arranges and pays for the main transportation. Risk and control are transferred to the customer when the goods are handed to the carrier engaged by the customer.

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

4.18 Expense recognition

Expenses are recognized on an accrual basis. An expense is recognized in the consolidated income statements when there is a decrease in the future economic benefits related to a reduction of an asset, or an increase in a liability, which can be measured reliably. This means that an expense is recognized simultaneously with the recognition of the increase in a liability or the reduction of an asset. Additionally, an expense is recognized immediately in the consolidated income statements when a disbursement does not give rise to future economic benefits or when the requirements for recognition as an asset are not met. Also, an expense is recognized when a liability is incurred and no asset is recognized, as in the case of a liability relating to a guarantee.

4.19 Grants

The Company periodically receives government grants to support operations. Grants are recorded at their fair value in the consolidated income statements within “Other operating income” when there is reasonable assurance that the Company will satisfy the underlying grant conditions and the grants will be received. Otherwise, they are recorded as other liabilities. To the extent required, grants are deferred and recognized on a systematic basis over the periods in which the Company expects to recognize the related expenses for which the grants are intended to compensate. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset. The deferred portion of grants are presented in “deferred income” in the consolidated statements of financial position.

When the grant relates to compensations for the indirect carbon dioxide emissions costs included in the energy bills, the income is recorded in “Raw Materials and energy consumption for production” in the consolidated income statements and the uncollected portion of the grant is presented in “other receivables” in the consolidated statements of financial position.

4.20 Termination benefits

Under current labor legislation, the Company is required to pay termination benefits to employees whose employment relationship is terminated under certain conditions. The cost of providing employee benefits is recognized in the period in which the benefit is earned by the employee, rather than when it is paid or payable.

4.21 Carbon dioxide emission allowances

The Company recognizes carbon dioxide emission allowances received, whether allocated by government or purchased, as intangible assets. The intangible asset is initially measured and recognized on the date of acquisition at fair value, being the consideration paid (if purchased on the open market) or the current market value (if granted for less than fair value).

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

4.22 Share-based compensation

The Company operates a share-based compensation plan with certain equity and cash-settlement options. The Company recognizes share-based compensation expense based on the estimated grant date fair value of share-based awards using  Stochastic and Black-Scholes option pricing model. Prior to vesting, cumulative compensation cost equals the proportionate amount of the award earned to date. The Company has elected to treat each award as a single award and recognize compensation cost on a straight-line basis over the requisite service period of the entire award. If the terms of an award are modified in a manner that affects both the fair value and vesting of the award, the total amount of remaining unrecognized compensation cost (based on the grant-date fair value) and the incremental fair value of the modified award are recognized over the amended vesting period. The Company´s liability for cash-settled awards is immaterial.

4.23 Other income

Interest income is recognized as the interest accrues using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset.

Dividend income from investments is recognized when the shareholders’ right to receive the payment is established.

4.24 Consolidated statements of cash flows

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

All other segments that do not meet the quantitative threshold for separate reporting and are deemed to have similar economic characteristics have been grouped as “Other segments”, which mainly includes holding entities in the United Kingdom and Ferroglobe Advanced Material, a Spanish subsidiary.

The consolidated income statements as of December 31, 2024, 2023 and 2022, respectively, by reportable segment, are as follows:

	2024
	North America	North America	Europe	Europe	Europe	South Africa	South Africa		Adjustments/
	Silicon Metal	Silicon Alloys	Manganese	Silicon Metal	Silicon Alloys	Silicon Metal	Silicon Alloys	Other segments	Eliminations (*)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Sales	386,429	279,806	367,498	393,278	181,702	67,944	91,021	43,001	(166,740)	1,643,939
Raw materials	(196,522)	(134,153)	(230,727)	(210,391)	(147,642)	(37,452)	(41,599)	(25,133)	167,797	(855,822)
Energy consumption for production	(71,025)	(29,051)	(21,924)	4,373	7,699	(22,786)	(34,820)	(3,774)	—	(171,308)
Other operating income	10,987	134	24,902	46,241	5,967	65	83	44,978	(48,979)	84,378
Staff costs	(57,992)	(43,342)	(31,355)	(71,647)	(23,613)	(6,270)	(9,978)	(35,667)	—	(279,864)
Other operating expense	(34,497)	(29,340)	(77,607)	(84,209)	(24,284)	(7,502)	(5,394)	(50,271)	47,922	(265,182)
Depreciation and amortization charges	(25,632)	(17,209)	(6,550)	(11,458)	(3,692)	(2,863)	(4,622)	(3,437)	—	(75,463)
Impairment (loss) gain	(17,962)	—	(2,629)	—	(3,646)	(12,953)	—	(5,862)	—	(43,052)
Other (loss) gain	(892)	(43)	—	155	68	—	(6)	1,273	—	555
Operating (loss) profit	(7,106)	26,802	21,608	66,342	(7,441)	(21,817)	(5,315)	(34,892)	—	38,181

(*) The amounts correspond to transactions between segments that are eliminated in the consolidation process.

	2023
	North America	North America	Europe	Europe	Europe	South Africa	South Africa		Adjustments/
	Silicon Metal	Silicon Alloys	Manganese	Silicon Metal	Silicon Alloys	Silicon Metal	Silicon Alloys	Other segments	Eliminations (*)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Sales	505,472	283,180	277,508	307,230	216,465	50,071	109,684	54,921	(154,497)	1,650,034
Raw materials	(240,482)	(137,307)	(226,463)	(206,727)	(160,780)	(16,401)	(45,491)	(30,391)	156,105	(907,937)
Energy consumption for production	(72,680)	(27,886)	42,624	103,423	52,371	(27,602)	(36,710)	(4,889)	—	28,651
Other operating income	6,605	3,896	36,628	40,321	21,149	594	(142)	50,655	(58,714)	100,992
Staff costs	(67,160)	(37,744)	(28,326)	(79,114)	(42,069)	(5,007)	(10,412)	(36,027)	—	(305,859)
Other operating expense	(44,304)	(26,840)	(69,897)	(71,632)	(44,132)	(11,223)	(10,718)	(48,309)	56,965	(270,090)
Depreciation and amortization charges	(32,313)	(15,183)	(7,835)	(6,325)	(3,005)	(1,840)	(4,056)	(2,975)	—	(73,532)
Impairment (loss) gain	(21,008)	—	(1,571)	—	(3,619)	478	—	430	—	(25,290)
Other (loss) gain	(71)	(115)	1	79	47	—	—	30	—	(29)
Operating (loss) profit	34,059	42,001	22,669	87,255	36,427	(10,930)	2,155	(16,555)	(141)	196,940

(*) The amounts correspond to transactions between segments that are eliminated in the consolidation process.

	2022
	North America	North America	Europe	Europe	Europe	South Africa		South Africa		Adjustments/
	Silicon Metal	Silicon Alloys	Manganese	Silicon Metal	Silicon Alloys	Silicon Metal		Silicon Alloys	Other segments	Eliminations (*)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000		US$'000	US$'000	US$'000	US$'000
Sales	671,290	339,414	701,140	536,753	259,419	17,337		122,262	81,560	(131,259)	2,597,916
Raw materials	(218,880)	(52,743)	(458,441)	(158,084)	(130,500)	(9,105)		(31,839)	(34,284)	133,008	(960,868)
Energy consumption for production	(86,665)	(15,747)	(82,593)	(83,852)	(9,187)	(165)		(33,534)	(12,475)	—	(324,218)
Other operating income	6,464	122	42,882	76,255	23,622	156		66	59,840	(62,051)	147,356
Staff costs	(61,378)	(41,923)	(28,996)	(81,175)	(50,467)	(1,736)		(11,652)	(37,483)	—	(314,810)
Other operating expense	(33,708)	(37,859)	(111,741)	(99,513)	(33,265)	(2,649)		(13,193)	(74,626)	60,302	(346,252)
Depreciation and amortization charges	(33,708)	(15,135)	(13,005)	(4,605)	(8,086)	(748)		(5,278)	(994)	—	(81,559)
Impairment (loss) gain	—	—	(33,222)	—	(26,028)	5,357		2,408	(5,514)	—	(56,999)
Other (loss) gain	(522)	(126)	(178)	230	82	—	—	—	495	—	(19)
Operating (loss) profit	242,893	176,003	15,846	186,009	25,590	8,447		29,240	(23,481)	—	660,547

(*) The amounts correspond to transactions between segments that are eliminated in the consolidation process.

Other disclosures

Sales by product line

Sales by major product line are as follows:

	Year Ended December 31,
	2024	2023	2022
	US$'000	US$'000	US$'000
Silicon metal	726,650	722,226	1,116,193
Manganese-based alloys	332,845	259,197	525,483
Ferrosilicon	272,386	330,946	561,539
Other silicon-based alloys	131,744	159,441	192,409
Silica fume	31,323	33,804	32,290
Other	148,991	144,420	170,002
Total	1,643,939	1,650,034	2,597,916

Information about major customers

Total sales of $921,029 thousand, $840,705 thousand, and $1,322,724 thousand were attributable to the Company’s top 10 customers in 2024, 2023, and 2022 respectively. During 2024, 2023, and 2022, sales corresponding to its largest customer, Dow Silicones Corporation, represented 16.8%, 17.0% and 16.8%, respectively of the Company’s sales. Sales to Dow Silicones Corporation are included partially in the North America – Silicon Metal segment and partially in the Europe - Silicon Metal segment. Trade receivables from Dow Silicones Corporation as of December 31, 2024 and 2023 are $28,109 thousand and $29,161 thousand, respectively.

Non-current assets by geographical area

Non-current assets, other than financial instruments, deferred tax assets, post-employment benefit assets and rights arising under insurance contracts, by geographical area are as follows:

	Year ended December 31,
	2024	2023
	US$´000	US$´000
United Kingdom	338	462
United States of America	241,325	213,663
Europe
Spain	132,385	151,200
France	131,479	151,880
Other European Countries	7,968	57,739
Total non-current assets in Europe	271,832	360,819
Rest of the World	115,024	138,105
Total	628,519	713,049

6.    Goodwill

Changes in the carrying amount of goodwill during the years ended December 31, 2024 and 2023, are as follows:

	January 1,	Impairment	December 31,	Impairment	December 31,
	2023	(Note 27.8)	2023	(Note 27.8)	2024
	US$'000	US$'000	US$'000	US$'000	US$'000
U.S. Silicon Metal cash generating units	17,230	—	17,230	(15,483)	1,747
U.S. Silicon Based Alloys cash generating units	12,472	—	12,472	—	12,472
Total	29,702	—	29,702	(15,483)	14,219

For the years ended December 31, 2024 and 2023, in connection with our annual goodwill impairment test, the Company recorded an impairment charge of $15,483 thousand in our U.S Silicon Metal CGU group.

Goodwill is allocated to its respective CGUs and tested annually for impairment. The Company has determined that the lowest level within the Company that goodwill is monitored for internal management purposes comprises four individual US CGUs aggregated into two groups of CGUs for review. In accordance with the requirements of IAS 36, an impairment loss is recorded when the recoverable amount is below the carrying amount of the net assets of a CGU or group of CGUs (including the goodwill allocated to it). A CGU’s or group of CGU’s recoverable amount is the higher of its fair value less costs of disposal and its value in use. As of December 31, 2024 and 2023, the recoverable amount for all groups of cash-generating units to which goodwill has been allocated has been determined based on value in use.

Of the individual CGUs which comprise the U.S. Silicon Metal CGU group, the Company’s Alloy facility declined in value in 2024, negatively impacting the recoverable amount of the U.S. Silicon Metal CGU group. We also previously recorded a full impairment charge for our Selma facility as of December 31, 2023, which is also included within the U.S. Silicon Metal CGU group. See more details in Note 8.

Key assumptions used in the determination of recoverable value

Ferroglobe operates in a cyclical market, and silicon and silicon-based alloy index pricing and foreign import pressure into the U.S. markets impact the future projected cash flows used in our impairment analysis. Our approach in determining the recoverable amount uses a discounted cash flow methodology, which necessarily involves making numerous estimates and assumptions of which the key assumptions used for estimating cash flow projections are the discount rate, the long-term growth rate and forecasted EBITDA margins for the subsequent five-year period (2025-2029) and perpetuity beyond the final year.

Management makes estimates, assumptions and judgements on uncertain matters. For each group of cash-generating units to which goodwill has been allocated, the value in use is determined based on economic assumptions and forecasted operating conditions as follows:

	2024	2023
U.S. Silicon Metals	U.S.	U.S.
Pre-tax discount rate	13.9%	14.1%
Long-term growth rate	2.3%	2.3%
Forecasted EBITDA margins	(2%)-26%	4%-47%

	2024	2023
U.S. Silicon Based Alloys	U.S.	U.S.
Pre-tax discount rate	13.9%	14.1%
Long-term growth rate	2.3%	2.3%
Forecasted EBITDA margins	5%-32%	21%-40%

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

Long-term growth rate

Cash flow projections from the terminal year are calculated using an expected constant growth rate (g), considering projected CPI data collected from a variety of third party, external sources.

Forecasted EBITDA margins

Forecasted EBITDA margins are the projection of EBITDA divided by sales over the forecast period. EBITDA is defined as net profit (loss) attributable to the parent, adjusted by (i) profit (loss) attributable to non-controlling interest; (ii) income tax (benefit) expense; (iii) net finance expense; and (iv) depreciation and amortization charges.

For forecasted EBITDA margins, the Company determines its projected sales and cost of sales through a combination of analysis of prior year actuals and budgeted pricing and volumes. Where applicable, the Company relies on third party sources to derive key inputs. Internally, the Company reviews contracted amounts as well as forecasts. Finally, corporate overheads are allocated using an internal key based on projected volumes.

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

Sensitivity to changes in assumptions

Changing management’s assumptions could affect the evaluation of the value in use of our groups of cash-generating units and, therefore, the impairment result. As of December 31, 2024 there is an impairment loss of $15,483 thousand that the Company recorded in our U.S. Silicon Metal CGU group and $173,870 thousand of headroom between the carrying value of our U.S. Silicon based Alloys CGU group including goodwill and its recoverable value.

The sensitivity analysis revealed that no reasonable possible changes in any of the key assumptions would result in a material adjustment to the impairment loss recorded in our U.S. Silicon Metal CGU group as of December 31, 2024. Additionally, no reasonably possible changes in any of the key assumptions would result in the carrying amount of the U.S. Silicon Based Alloys CGU group exceeding its recoverable amount as of December 31, 2024.

7.    Intangible assets

Changes in the carrying amount of intangible assets during the years ended December 31 are as follows:

	For the year ended 31 December 2024
					Greenhouse	Other
	Development	Power Supply		Computer	gasses	Intangible
	Expenditure	Agreements	Rights of Use	Software	(Co2)	Assets	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Acquisition cost:
Balance at January 1, 2024	53,590	37,836	13,329	10,396	128,176	7,380	250,707
Additions	664	—	—	2,750	60,326	—	63,740
Disposals	—	—	—	—	(90,112)	—	(90,112)
Transfers from/(to) other accounts	328	—	(31)	—	—	(297)	—
Exchange differences	(3,361)	—	(193)	(389)	(7,827)	(173)	(11,943)
Balance at December 31, 2024	51,221	37,836	13,105	12,757	90,563	6,910	212,392

Accumulated depreciation (Note 27.6):
Balance at January 1, 2024	(36,353)	(37,836)	(12,142)	(5,076)	—	(4,679)	(96,086)
Depreciation and amortization for the period	(229)	—	—	(27)	—	(218)	(474)
Exchange differences	2,158	—	146	89	—	97	2,490
Balance at December 31, 2024	(34,424)	(37,836)	(11,996)	(5,014)	—	(4,800)	(94,070)

Impairment (Note 27.8):
Balance at January 1, 2024	(13,991)	—	(1,187)	—	—	(1,098)	(16,276)
Impairment losses for the period	—	—	—	—	—	—	—
Exchange differences	983	—	78	—	—	(12)	1,049
Balance at December 31, 2024	(13,008)	—	(1,109)	—	—	(1,110)	(15,227)

Carrying amount at December 31, 2024	3,789	—	—	7,743	90,563	1,000	103,095

	For the year ended 31 December 2023
					Greenhouse	Other
	Development	Power Supply		Computer	gasses	Intangible
	Expenditure	Agreements	Rights of Use	Software	(Co2)	Assets	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Acquisition cost:
Balance at January 1, 2023	49,694	37,836	13,239	5,530	107,770	8,134	222,203
Additions	1,210	—	—	3,273	113,101	—	117,584
Disposals	—	—	—	—	(96,451)	—	(96,451)
Transfers from/(to) other accounts	825	—	—	1,489		(396)	1,918
Exchange differences	1,861	—	90	104	3,756	(358)	5,453
Balance at December 31, 2023	53,590	37,836	13,329	10,396	128,176	7,380	250,707

Accumulated depreciation (Note 27.6):
Balance at January 1, 2023	(35,126)	(37,836)	(12,054)	(4,623)	—	(4,670)	(94,309)
Depreciation and amortization for the period	(21)	—	—	(427)	—	(215)	(663)
Disposals	82	—	—		—	—	82
Transfers from/(to) other accounts	(26)	—	—		—	—	(26)
Exchange differences	(1,262)	—	(88)	(26)	—	206	(1,170)
Balance at December 31, 2023	(36,353)	(37,836)	(12,142)	(5,076)	—	(4,679)	(96,086)

Impairment (Note 27.8):
Balance at January 1, 2023	(13,715)	—	(1,148)	—	—	(1,234)	(16,097)
Transfers from/(to) other accounts	261	—	—	—	—	—	261
Exchange differences	(537)	—	(39)	—	—	136	(440)
Balance at December 31, 2023	(13,991)	—	(1,187)	—	—	(1,098)	(16,276)

Carrying amount at December 31, 2023	3,246	—	—	5,320	128,176	1,603	138,345

Development expenditures: For the year ended, the Company invested $664 thousand in Research and Development (R&D) projects ($1,210 thousand in 2023).

Computer software: For the years ended December 31, 2024 and 2023, the Company invested $2,750 thousand and $3,273 thousand in the development of new IT systems and cybersecurity, respectively.

Greenhouse gas rights: As of December 31, 2024 and 2023, greenhouse gas rights primarily relate to the acquisition, use and expiration of rights held to emit greenhouse gasses by certain European and Canadian subsidiaries (see Note 4.21). For the year ended December 31, 2024 and 2023, the Company did not purchase or sell rights to emit greenhouse gasses, respectively. The additions relate to allowances granted.

As of December 31, 2024 and 2023, the Company has certain intangible assets related to rights held to emit greenhouse gasses pledged as collateral for other financial liabilities (see Note 20).

As of December 31, 2023, the Company had certain intangible assets related to rights held to emit greenhouse gasses pledged as collateral for debt instruments (see Note 19).

8.    Property, plant and equipment

Property, plant and equipment, net of the related accumulated depreciation and impairment, as of December 31, 2024 and 2023 is as follows:

	For the year ended 31 December 2024
				Property, Plant		Other Items of	Other Items	Other Items
			Other Fixtures,	and Equipment		Property,	of Leased	of Leased
	Land and	Plant and	Tools and	in the Course of	Mineral	Plant and	Land and	Plant and
	Buildings	Machinery	Furniture	Construction	Reserves	Equipment	Buildings	machinery	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Acquisition cost:
Balance at January 1, 2024	181,037	1,197,462	7,205	145,206	67,091	33,706	26,071	41,314	1,699,092
Additions	65	3,415	5,693	76,097	—	150	3,850	13,201	102,471
Disposals and other	(97)	(28,173)	(993)	—	—	—	(267)	(4,579)	(34,109)
Transfers from/(to) other accounts	51,924	87,623	6,369	(148,021)	2,700	(3,813)	—	3,218	—
Exchange differences	(6,881)	(45,916)	(797)	(7,250)	(77)	(331)	(1,218)	(1,630)	(64,100)
Balance at December 31, 2024	226,048	1,214,411	17,477	66,032	69,714	29,712	28,436	51,524	1,703,354

Accumulated depreciation (Note 27.6):
Balance at January 1, 2024	(119,009)	(821,272)	(1,149)	—	(2,840)	(10,317)	(12,296)	(30,244)	(997,127)
Depreciation and amortization for the period	(3,003)	(60,411)	(389)	—	(211)	(182)	(2,582)	(8,211)	(74,989)
Disposals and other	101	25,847	165	—	—	—	267	4,579	30,959
Transfers from/(to) other accounts	(15,742)	20,285	(4,981)	—	—	—	—	438	—
Exchange differences	4,486	33,987	361	—	—	353	529	1,234	40,950
Balance at December 31, 2024	(133,167)	(801,564)	(5,993)	—	(3,051)	(10,146)	(14,082)	(32,204)	(1,000,207)

Impairment (Note 27.8):
Balance at January 1, 2024	(22,680)	(77,617)	(2,752)	(78,150)	—	(18,542)	(827)	—	(200,568)
Impairment losses for the period	(888)	(18,105)	(1,352)	(3,784)	—	—	—	(811)	(24,940)
Disposals and other	—	1,342	—	—	—	—	—	—	1,342
Transfers from/(to) other accounts	(11,166)	(45,529)	877	55,817	—	—	—	—	—
Exchange differences	415	3,418	299	4,047	—	6	—	30	8,215
Balance at December 31, 2024	(34,319)	(136,491)	(2,928)	(22,070)	—	(18,536)	(827)	(781)	(215,951)

Carrying amount at December 31, 2024	58,562	276,356	8,556	43,962	66,663	1,030	13,527	18,539	487,196

	For the year ended 31 December 2023
				Property, Plant		Other Items of	Other Items	Other Items
			Other Fixtures,	and Equipment		Property,	of Leased	of Leased
	Land and	Plant and	Tools and	in the Course of	Mineral	Plant and	Land and	Plant and
	Buildings	Machinery	Furniture	Construction	Reserves	Equipment	Buildings	machinery	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Acquisition cost:
Balance at January 1, 2023	175,490	1,122,855	8,690	133,073	58,804	34,207	21,245	31,358	1,585,722
Additions	2,886	11,263	118	81,457	8,550	—	4,660	9,623	118,557
Disposals and other	(1,743)	(19,621)	(1,051)	(128)	—	—	(470)	(766)	(23,779)
Transfers from/(to) other accounts	1,289	69,560	(376)	(73,312)	—	61	2	767	(2,009)
Exchange differences	3,115	13,405	(176)	4,116	(263)	(562)	634	332	20,601
Balance at December 31, 2024	181,037	1,197,462	7,205	145,206	67,091	33,706	26,071	41,314	1,699,092

Accumulated depreciation (Note 27.6):
Balance at January 1, 2023	(114,388)	(759.015)	(1,869)		(2,710)	(10,348)	(9,481)	(25,141)	(922,952)
Depreciation and amortization for the period	(2,562)	(60,457)	(428)	—	(130)	(47)	(2,713)	(6,532)	(72,869)
Disposals and other	390	10,044	705	—	—	—	197	1,634	12,970
Transfers from/(to) other accounts	49	(40)	(9)	—	—	—	—	—	—
Exchange differences	(2,498)	(11,804)	452	—	—	78	(299)	(205)	(14,276)
Balance at December 31, 2023	(119,009)	(821,272)	(1,149)	—	(2,840)	(10,317)	(12,296)	(30,244)	(997,127)

Impairment (Note 27.8):
Balance at January 1, 2023	(23,448)	(58,060)	(2,812)	(72,402)	—	(18,544)	(1,256)	—	(176,522)
Impairment losses for the period	(500)	(21,493)	(33)	(3,742)	—	—	—	—	(25,768)
Disposals and other	1,376	3,118	46		—	—	429	—	4,969
Transfers from/(to) other accounts	(6)	(622)	—	484	—	—	—	—	(144)
Exchange differences	(102)	(560)	47	(2,490)	—	2	—	—	(3,103)
Balance at December 31, 2023	(22,680)	(77,617)	(2,752)	(78,150)	—	(18,542)	(827)	—	(200,568)

Carrying amount at December 31, 2023	39,348	298,573	3,304	67,056	64,251	4,847	12,948	11,070	501,396

For the years ended December 31, 2024 and 2023, the Company invested $102,471 thousand and $118,557 thousand in its property, plant equipment, respectively. This was predominantly led by investments as follows:

Property, plant and equipment in the course of construction: For the years ended December 31, 2024 and 2023, the Company invested $76,097 thousand and $81,457 thousand in capital expenditure, respectively, focused on productivity and efficiency improvements.

Other additions: The Company acquired a high purity quartz mine in Q4 2023. Of the $11,000 thousand purchase price, the Company allocated $2,700 thousand to land and buildings and $8,550 thousand to the mineral reserves acquisition. The Company determined that the acquisition of the high purity quartz mine did not qualify as a business combination in accordance with IFRS 3 and therefore was accounted for as an asset acquisition.

Impairment considerations:

The Company defines its CGUs for impairment testing of its property, plant and equipment to be at the individual plant or mine level. The Company deems this level to be the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflow from other assets or groups of assets. As of December 31, 2024 and 2023, all cash-generating units were assessed for indicators of potential impairment.

As of December 31, 2024, the Company identified impairment indicators for our Puertollano, Dunkirk, Pierrefiette, Emalahleni, Polokwane and Alloy CGUs.

We engaged valuation specialists to determine the recoverable amount of our Puertollano CGU, with a pre-impairment carrying value of $26,870 thousand inclusive of the real estate and industrial products using the fair value less costs to dispose methodology. The Company determined based on the operational plan for Puertollano as of December 31, 2024, that the fair value less costs of disposal method yielded a higher recoverable value than a value in use calculation due to the limited forecasted production in the upcoming 5-year forecasted period. The Company determines the valuation of these assets to fall within Level 2 of the fair value hierarchy due to the other-than-quoted observable inputs used in the valuation.

In determining the fair value of the real estate, the valuation was undertaken based on a collation and analysis of appropriate comparable transactions, together with evidence of demand within the vicinity of the property. These transactions served as the basis for the analysis of the real estate, considering size, location, aspect and other material factors. The Company applied an immaterial estimate for the costs to dispose.

In determining the recoverable value of the industrial equipment, the valuation was undertaken in various stages. The Company began by estimating the replacement cost if new using an indirect costing method. The Company then accounted for any loss in value due to general deterioration in condition, inherent inefficiencies and other external influences. Any reduction in value results from a combination of factors that may include physical deterioration, functional obsolescence and economic obsolescence. The Company also considered comparable transactions for similar equipment and ultimately applied an estimate for costs to dispose ranging from 15%-100% based on the asset category.

The recoverable value of the real estate and industrial products was determined to be $21,058 thousand, which is less than their carrying value considering their current state and projected use. The Company recorded an impairment loss of $5,812 thousand as a result.

The recoverable amounts for our Dunkirk, Pierrefiette, Emalahleni, Polokwane and Alloy CGUs were determined based on their respective values in use. As of December 31, 2024, the Company’s Pierrefiette, Polokwane and Emalahleni recoverable values were not sensitive to changes in the underlying assumptions. For Pierrefiette and Emalahleni, if their respective recoverable values were to fall by 10%, there would still remain sufficient headroom in each CGU.

Full impairment was recorded for our Polokwane CGU. The Company is currently projecting to temporarily idle this facility in 2025 and potentially beyond due to local production costs.

For our Dunkirk CGU, our current agreement with the EDF, which is under current negotiation for further extension as of December 31, 2024, expires at the end of 2025. The potential loss, however, of these benefits in the forecast period did not result in an impairment of the carrying value. For our Alloy CGU, the Company is projecting increases in local energy expenses in the forecast period, which has resulted in an impairment of $2,479 thousand recorded as of December 31, 2024. Significant assumptions used to estimate the CGUs respective values in use were as follows:

	Pre-Tax	Long-Term	EBITDA
	Discount Rate	Growth Rate	Margin[1]
CGU
Dunkirk	14.6%	2.3%	0.7%-19.2%
Alloy	13.6%	2.3%	(3.2%)-23%

(1) EBITDA Margin is determined as EBITDA divided by sales

Sensitivity to changes in assumptions

Changing management’s assumptions could affect the evaluation of the value in use of our Dunkirk and Alloy CGUs, respectively and, therefore, the impairment result. The following reasonably possible changes to the assumptions used in the impairment test would result in the following changes in recoverable value:

		Excess of	Sensitivity on		Sensitivity on		Sensitivity on
		recoverable	discount rate		long-term growth rate		EBITDA
	Carrying	value over	Decrease	Increase	Decrease	Increase	Decrease	Increase
	Value	carrying value	by 10%	by 10%	by 10%	by 10%	by 15%	by 15%
CGU
Dunkirk	18,141	1,896	11,676	(8,911)	1,574	(1,661)	(23,174)	23,174

		Excess of	Sensitivity on		Sensitivity on		Sensitivity on
		recoverable	discount rate		long-term growth rate		EBITDA
	Carrying	value over	Decrease	Increase	Decrease	Increase	Decrease	Increase
	Value	carrying value	by 10%	by 10%	by 10%	by 10%	by 10%	by 10%
CGU
Alloy	70,574	(2,479)	16,334	(12,761)	760	(806)	(28,191)	28,191

The Company’s approach to the determination of its discount rate, long-term growth rate and EBITDA margins are discussed in Note 6. Specifically for our Dunkirk facility, and in response to internal review of transition risks associated with climate change, the Company increased the sensitivity within forecasted EBITDA margin to include potential impacts from the increase in the cost for greenhouse gas emissions. Specifically, the potential costs to procure emission allowances could increase or the governmental allowances could decrease, reducing forecasted EBITDA margins.

Where applicable, the Company relies on third party sources to derive key inputs. Internally, the Company reviews contracted amounts as well as forecasts. Finally, corporate overheads are allocated using an internal key based on projected volumes.

Impairment considerations for the year ended December 31, 2023:

As of December 31, 2023, we identified indicators of potential impairment in our Puertollano, Sabon, Boo, Selma and Polokwane CGUs.

The recoverable amount for the Puertollano CGU with a carrying value of $30,039 thousand was determined based on the estimated fair value less cost of disposal of real estate based on recent comparable transactions and industrial products based on the replacement cost method considering their current state. If the fair value were to have fallen by 10%, there would still have remained sufficient headroom in the CGU. No reasonably possible changes in individual assumptions used in the valuation would have resulted in a material impairment during the next financial year.

The recoverable amounts for the Sabon, Boo, Selma and Polokwane CGUs were determined based on their respective values in use. As of December 31, 2023, the Company’s Sabon and Boo CGU recoverable values were not sensitive to changes in the underlying assumptions. The Company’s Selma plant was idled and remains so for the foreseeable future and thus the carrying value of its associated assets was fully impaired based on a negative estimated recoverable amount. For the Polokwane CGU, the significant assumptions used to estimate its value in use were as follows: (i) pre-tax discount rate of 23.1%; (ii) EBITDA margin (EBITDA divided by sales) throughout the forecast and long-term growth periods of between 3% and 27%; and (iii) long-term growth rate of 2.3%.

Sensitivity to changes in assumptions

Changing management’s assumptions could have affected the evaluation of the value in use of our Polokwane cash-generating unit and, therefore, the impairment result. As of December 31, 2023 there was $9,213 thousand in headroom between the carrying value of our Polokwane cash generating unit and its recoverable value.

The following reasonably possible changes to the assumptions used in the impairment test led to the following changes in recoverable value, noting that sensitivities in EBITDA could indicate a reduction in carrying value. All other sensitivities retain sufficient headroom:

		Excess of	Sensitivity on		Sensitivity on		Sensitivity on
		recoverable	discount rate		long-term growth rate		EBITDA
	Carrying	value over	Decrease	Increase	Decrease	Increase	Decrease	Increase
	Value	carrying value	by 10%	by 10%	by 10%	by 10%	by 10%	by 10%
CGU
Polokwane	13,582	9,213	8,955	(7,135)	822	(850)	(15,022)	15,022

The below table details the Company’s impairment/(reversals of impairments) recorded within Impairment (loss) gain in our consolidated income statements for the years ended December 31, 2024 and 2023, respectively:

		2024	2023
CGU	Segment	US$'000	US$'000
Selma	Noth America Silicon Metal	—	21,008
Alloy	Noth America Silicon Metal	2,479	—
Boo	Europe Manganese	—	1,570
Cee-Dumbria	Europe Silicon Alloys	3,646	3,619
Polokwane	South Africa Silicon Metal	12,953	—
Puertollano	Other Segments	5,862	—
Others	Other Segments	—	(429)
Total		24,940	25,768

As of December 31, 2024 the accumulated impairment balance primarily relates to full impairments recorded in our Venezuela, Cee-Dumbria, Selma, Mo i Rana, Monzon, and Polokwane cash-generating units, respectively, as well as additional amounts for the partial impairment of Alloy and Puertollano, amongst others.

As of December 31, 2024, and 2023, the Company has property, plant and equipment ($42,227 thousand in 2024 and $50,175 thousand in 2023) pledged as security for other financial liabilities in Spain (see Note 20)

As of December 31, 2023, the Company had property, plant and equipment ($233,837 thousand) pledged as security for debt instruments in Canada, France, Norway and U.S.A (see Note 19).

Commitments

As of December 31, 2024 and 2023, the Company has capital expenditure commitments totaling $9,391 thousand and $16,019 thousand, respectively, primarily related to improvement works at plants.

9.  Financial assets and other receivables

The Company’s financial assets and their classification under IFRS 9 Financial Instruments are as follows:

		2024 classification
	Note	Amortized cost	Fair value through profit or loss - mandatorily measured	Fair value through other comprehensive income - designated	Total
		US$'000	US$'000	US$'000	US$'000
Other financial assets	9.1	12,929	12,091	293	25,313
Receivables from related parties	23	1,558	—	—	1,558
Trade receivables	9.2	188,816	—	—	188,816
Other receivables	9.2	83,103			83,103
Restricted cash and cash equivalents		298	—	—	298
Cash and cash equivalents		132,973	—	—	132,973
Total financial assets		419,677	12,091	293	432,061

		2023 classification
	Note	Amortized cost	Fair value through profit or loss - mandatorily measured	Fair value through other comprehensive income - designated	Total
		US$'000	US$'000	US$'000	US$'000
Other financial assets	9.1	12,992	1,080	5,722	19,794
Receivables from related parties	23	4,430	—	—	4,430
Trade receivables	9.2	220,330	—	—	220,330
Other receivables	9.2	89,913			89,913
Restricted cash and cash equivalents		1,179	—	—	1,179
Cash and cash equivalents		136,470	—	—	136,470
Total financial assets		465,314	1,080	5,722	472,116

Restrictions on the use of group assets

As of the year ended December 31, 2024 and 2023, Cash and cash equivalents and restricted cash and cash equivalents comprise the following:

	2024	2023
	US$'000	US$'000
Cash and cash equivalents	132,973	136,470
Restricted cash and cash equivalents presented as Cash	298	1,179
Total	133,271	137,649

The Company also has certain restrictions in the partnerships with Dow as of December 31, 2024 and 2023.

9.1 Other financial assets

As of December 31, 2024, other financial assets comprise the following:

	2024
	Non-
	Current	Current	Total
	US$'000	US$'000	US$'000
Other financial assets held with third parties:
Other financial assets at amortized cost	12,929	—	12,929
Equity securities	1,815	—	1,815
Financial investments	—	5,500	5,500
Derivatives not designated as hedging instruments (Note 21)	4,707	69	4,776
Derivatives designated as hedging instruments (Note 21)	293		293
Total	19,744	5,569	25,313

As of December 31, 2023, other financial assets comprise the following:

	2023
	Non-
	Current	Current	Total
	US$'000	US$'000	US$'000
Other financial assets held with third parties:
Other financial assets at amortized cost	12,992	—	12,992
Equity securities	1,078	2	1,080
Derivatives designated as hedging instruments (Note 21)	5,722	—	5,722
Total	19,792	2	19,794

Other financial assets at amortized cost

Other financial assets at amortized cost comprise the investment fund of $9,909 thousand in Selma Globe Investment Fund, LLC as a result of the NMTC Program. The reactivation of the plant in Selma, Alabama, in 2022 resulted in the Company being granted a $13,230 thousand allocation by the end of fiscal year 2022 under the NMTC Program (See Note 17). This allocation was subscribed by Ferroglobe U.S.A Metallurgical, Inc. as owner of the plant and United Bank as investor and beneficiary of the tax credit resulting from this grant.

Other financial assets at amortized cost also comprise deposits given to the French government by Ferroglobe France ($3,054 thousand in 2024 and $3,024 thousand in 2023), a Ferroglobe subsidiary, in respect of effort de construction. The law in France requires employers and companies of a certain size to invest a portion of their budgets in the construction or renovation of housing (including through direct investment, providing mortgages, and other) every year. In this case, the mandatory contributions are made in the form of a loan, to be returned by the French government in twenty years.

The carrying amount of other financial assets at amortized cost is considered to approximate their fair value.

Financial investments

The Company’s $5,500 thousand financial investment relates to the fair value of its investment in Coreshell, a U.S.-based startup developing nanocoating solutions for silicon-dominant anodes.

9.2 Trade and other receivables

Trade and other receivables comprise the following at December 31:

	2024	2023
	US$'000	US$'000
Trade receivables	191,560	223,236
Less – allowance for doubtful debts	(2,744)	(2,906)
Total trade receivables	188,816	220,330

Tax receivables	18,331	26,779
Government grant receivables	62,586	62,417
Other receivables	2,186	717
Total other receivables	83,103	89,913

The trade and other receivables disclosed above are short-term in nature and therefore their carrying amount is considered to approximate their fair value.

The changes in the allowance for doubtful debts during 2024 and 2023 were as follows:

Allowance
US$'000
Balance at January 1, 2023	1,187
Impairment losses recognized	1,970
Collection of previously impaired balances	(300)
Exchange differences	49
Balance at December 31, 2023	2,906
Impairment losses recognized	475
Collection of previously impaired balances	(519)
Exchange differences	(118)
Balance at December 31, 2024	2,744

Factoring of trade receivables

In October 2020, the Company signed a factoring agreement with a financial institution to anticipate the collection of receivables issued by the Company’s European subsidiaries with the following main terms:

●	maximum cash consideration advanced is up to €60,000 thousand;
●	overcollateralization of 10% of accounts receivable as guarantee provided to the Agent until payment has been satisfied;
●	a 0.18% to 0.25% fee charge on total invoices and credit notes sold to the Agent; and
●	a financing commission set at EURIBOR 3 months plus 1% charged on the drawdowns;

Other conditions are set in relation to credit insurance policy which has been structured in an excess of loss policy where the first €5,000 thousand of bad debt losses are not covered by the insurance provider. The Company has assumed the cash collateralization for the entire excess of loss, as agreed in contractual terms.

For the year ended December 31, 2024, the factoring agreement provided upfront cash consideration of $427,772 thousand ($431,274 thousand in 2023). The Company has repaid $420,873 thousand ($454,576 thousand in 2023), recognizing bank borrowing debt of $35,059 thousand as of December 31, 2024 (2023: $30,683 thousand). See Note 17.

As of December 31, 2024, the Company held $41,272 thousand of trade and other receivables recognized in the consolidated statements of financial position in respect of factoring agreements ($35,504 thousand at December 31, 2023). Finance costs incurred during the year ended December 31, 2024, amounted to $3,344 thousand ($2,568 thousand at December 31, 2023) recognized as “Finance costs” in the consolidated income statements.

The Company has assessed whether it has transferred substantially all risks and rewards, continuing to be exposed to the variable returns from its involvement in the factoring agreement as it is exposed to credit risk, so the conclusion is that the derecognition criteria is not met and therefore, the trade receivables sold are not derecognized from the balance sheet and an obligation is recognized as bank borrowings for the amount of cash advanced by the Leasing and Factoring Agent. The amount repayable under the factoring agreements is presented as on-balance sheet factoring and the debt assigned to factoring is shown as bank borrowings.

Other agreements

In February 2022, the Company signed a without recourse factoring agreement with Bankinter offering the possibility to sell the receivables corresponding to eleven pre-approved customers by the bank and its credit insurer. Receivables are pre-financed at 100% of their face value.

The main characteristics of this program are the following:

●	maximum cash consideration advanced is up to €30,000 thousand;
●	a 0.25% fee of the receivables face values;
●	a cost of financing at 12-month Euribor plus 1%;
●	a closing fee of 0.25% of the financing; and
●	an annual renewal fee of 0.25% of the financing.

The Company has concluded that we have not retained nor transferred substantially all of the risks and rewards but have transferred control of the receivables, and therefore the derecognition criteria is met and the trade receivables sold have been derecognized from the balance sheet.

Government grants receivables

The Company has been awarded a compensation for the indirect carbon dioxide emissions costs included in its energy bills in certain European entities.

For the year ended December 31, 2024, the Company recognized $82,553 thousand of income (2023: $84,047 thousand) related to these compensations. The amount was deducted against the related expense in “Raw Materials and energy consumption for production” in the consolidated income statements. The Company has no unfulfilled conditions in relation to government grants, but certain grants would be repayable if the Company were to substantially curtail production or employment at certain plants.

10.   Inventories

Inventories comprise the following at December 31:

	2024	2023
	US$'000	US$'000
Finished goods	167,225	162,962
Raw materials in progress and industrial supplies	141,998	182,612
Other inventories	37,916	38,267
Total	347,139	383,841

For the year ended December 31, 2024, the Company recognized an expense for the write-down of inventory to net realizable value of $16,963 thousand ($13,687 thousand in 2023), of which $13,586 thousand related to finished goods ($11,495 thousand in 2023) and $3,377 thousand to raw material ($2,192 thousand in 2023). The Company records expense for the write-down of inventories to “Raw Materials and energy consumption for production” in the consolidated income statements. See Note 4.8.

As of December 31, 2024 and 2023, inventories in the Company’s subsidiaries in Spain ($77,987 thousand in 2024 and $132,144 thousand in 2023) were pledged as collateral for other financial liabilities, see Note 20.

As of December 31, 2023, inventories in the Company’s subsidiaries in the United States, Canada, Norway and France ($182,537 thousand) were pledged as collateral for debt instruments, see Note 19.

11. Other assets

Other assets comprise the following at December 31:

	2024			2023
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Guarantees and deposits	20,434	344	20,778	21,530	420	21,950
Prepayments and accrued income	18	6,887	6,905	11	5,694	5,705
Advances to suppliers	—	8,927	8,927	—	11,296	11,296
Other assets	1,999	35,856	37,855	615	169,067	169,682
Total	22,451	52,014	74,465	22,156	186,477	208,633

As of December 31, 2024 and 2023, the amount within “Guarantees and deposits” is mainly due to (i) a deposit made during 2021 with the Tennessee Valley Authority (TAC) which supplies power to Ferroglobe USA Metals, LLC., (ii) certain letters of credit and (iii) deposits linked to factoring agreements.

As of December 31, 2024, the decrease in “Other assets” mainly relates to the Company’s benefit from a program administered by the French Energy Regulatory Commission which allows alternative suppliers to purchase electricity generated by nuclear power plants under favorable conditions set by the public authorities, known as ARENH, and the additional agreement with EDF in which we agreed different electricity prices throughout the year based on demand amounting to $32,301 thousand ($164,259 thousand in 2023). The Company deducted this amount from its related expense in “Raw Materials and energy consumption for production” in the consolidated income statements (See Note 27.2). The Company received $164,259 thousand related to the 2023 benefit in the first quarter of 2024 and $32,301 thousand related to 2024 in the first quarter of 2025.

12.  Equity

Share capital

Ordinary shares are classified in equity in the consolidated statements of financial position. Each time a share premium is paid to the Company for an issued share, the respective share premium is allocated to the share premium account.

During the year ended December 31, 2024, the Company declared four interim dividend payments of $0.013 per share, paid on March 28, June 27, September 27, and December 20, and each totaling $2,440 thousand, respectively, distributed as cash payments through reserves. As of December 31, 2024, all dividends declared were paid (no dividends were distributed in 2023). Our first cash dividend paid after year-end totaled $2,613 thousand, represented $0.014 per share and was paid on March 26, 2025.

As of December 31, 2024, one of the companies in partnership with a non-controlling interest, Quebec Silicon Limited Partnership distributed earnings to the non-controlling interest totaling $2,917 thousand. As of December 31, 2023, WVA Manufacturing, LLC, distributed earnings to the non-controlling interest totaling $1,470 thousand. These were classified as cash flow from operating activities, for the years ended December 31, 2024 and 2023, respectively.

As of December 31, 2024 and 2023, there were 188,882,316 ordinary shares in issue with a par value of $0.01, for a total issued share capital of $1,962 thousand. The Company held 1,536,435 ordinary shares in treasury (2023: 1,440,787). In addition to the issued ordinary shares, the Company has authorized but unissued shares of 17,425,291 as of December 31, 2024.

As of December 31, 2024, the Company’s largest shareholders are as follows:

	Number of Shares	Percentage of
Name	Beneficially Owned	Outstanding Shares (*)
Grupo Villar Mir, S.A.U.	67,515,434	36.0%
Cooper Creek Partners Management LLC	14,990,483	8.0%
Others	106,376,399
Shares in Treasury	(1,536,435)
Total ordinary shares outstanding	187,345,881
(*) 187,345,881 ordinary shares were outstanding at 31 December 2024, comprising 188,882,316 shares in issue less 1,536,435 shares held in treasury

Share Repurchase Program

At the annual general meeting on June 18, 2024, shareholders granted authority to the Company to effect share repurchases. The Company is accordingly authorized for a period of five years to enter into contracts with appointed brokers under which the Company may undertake purchases of its ordinary shares  provided that (i) the maximum aggregate number of ordinary shares hereby authorized to be purchased is 37,776,463, representing approximately 20% of the issued ordinary share capital, and (ii) additional restrictions under applicable U.S. securities laws are substantially complied with, including (but not limited to) the pricing limitations under Rule 10b-18(b)(3) of the U.S. Exchange Act, the volume limitations under Rules 10b-18(b)(4) and 10b18(c)(2) of the Exchange Act, the timing limitations under Rules 10b-18(b)(2) and 10b-18(c)(1) and the requirements with respect to the use of brokers or dealers under Rule 10b-18(b)(1) of the U.S. Exchange Act.

For the year ended December 31, 2024, the Company has repurchased a total of 598,207 shares for total consideration of $2,428 thousand. The average price paid per share was $4.06. The shares repurchased remained held in treasury at December 31, 2024.

Reserves

The change in reserves is as follows:

	Reserves
	Historical	Share-based comp	Other
	Retained Earnings	Reserves	Reserves	Total
	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2023	(701,454)	21,551	1,045,289	365,386
Share-based compensation	—	7,244	—	7,244
Recording of 2022 profit in reserves	440,314	—	—	440,314
Other changes	—	—	(350)	(350)
Balance at December 31, 2023	(261,140)	28,795	1,044,939	812,594
Share-based compensation	—	4,848	—	4,848
Recording of 2023 profit in reserves	82,662	—	—	82,662
Dividends paid	(9,758)	—	—	(9,758)
Balance at December 31, 2024	(188,236)	33,643	1,044,939	890,346

The share-based payments reserve is used to recognize the value of equity-settled share-based payments provided to employees, including key management personnel, as part of their remuneration. Refer to Note 27 for further details of these plans.

Other reserves primarily include impacts from our business combination in 2015 and a capital reduction in 2016.

Valuation adjustments

Valuation adjustments comprise the following at December 31:

	2024	2023
	US$'000	US$'000
Actuarial gains	7,924	5,292
Hedging instruments	(135)	2,329
Deferred tax income (See Note 24)	841	733
Total	8,630	8,354

Changes in actuarial gains are due to remeasurements of the net defined benefit liability, see Note 15.

Capital management

The Company’s primary objective is to maintain a balanced and sustainable capital structure through the industry’s economic cycles, while keeping the cost of capital at competitive levels so as to fund the Company’s growth. The main sources of financing are as follows:

1.	cash flows from operations;
2.	bank borrowings, including asset-based lending facilities;
3.	factoring of receivables.

Non-controlling interests

The changes in non-controlling interests in the consolidated statements of financial position as of December 31, 2024 and 2023 were as follows:

Balance
US$'000
Balance at January 1, 2023	106,751
Profit for the year	15,816
Dividends paid	(1,470)
Translation differences	906
Other	(178)
Balance at December 31, 2023	121,825
Loss for the year	(2,738)
Dividends paid	(2,917)
Translation differences	(2,939)
Other	507
Balance at December 31, 2024	113,738

WVA Manufacturing, LLC (WVA) was formed on October 28, 2009 as a wholly-owned subsidiary of Ferroglobe USA (formerly Globe), Inc. On November 5, 2009, Ferroglobe USA sold a 49% membership interest in WVA to Dow Corning Corporation (Dow), an unrelated third party. As part of the sale, the companies established an operating and output and supply agreement. The output and supply agreement states that of the silicon metal produced by WVA, 49% will be sold to Dow and 51% to Ferroglobe USA, which represents each member’s ownership interest, at a price equal to WVA’s actual production cost plus $100 per metric ton. The agreement will automatically terminate upon the dissolution or liquidation of WVA in accordance with the partnership agreement between Ferroglobe USA and Dow. As of December 31, 2024 and 2023, the balance of non-controlling interest related to WVA was $65,576 thousand and $68,020 thousand, respectively.

Quebec Silicon Limited Partnership (QSLP), formed under the laws of the Province of Québec on August 20, 2010, is managed by its general partner, Quebec Silicon General Partner Inc., which is 51% property of Globe. QSLP owns and operates the silicon metal operations in Bécancour, Québec. QSLP’s production output is subject to a supply agreement, which sells 51% of the production output to Ferroglobe USA (Globe) and 49% to Dow. These sales align with each member’s ownership interest, at a price equal to QSLP’s actual production cost plus 250 Canadian dollars per metric ton. As of December 31, 2024 and 2023, the balance of non-controlling interest related to QSLP was $45,938 thousand and $50,786 thousand, respectively.

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

The following table summarizes the information relating to each of these subsidiaries, before any intra-group eliminations:

	2024		2023		2022
	WVA	QSLP	WVA	QSLP	WVA	QSLP
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Statements of Financial Position
Non-current assets	79,123	34,440	87,698	39,543	78,992	64,291
Current assets	74,289	53,667	71,329	68,073	86,847	53,830
Non-current liabilities	5,079	17,317	6,660	11,908	7,108	18,719
Current liabilities	26,632	11,529	26,770	26,378	53,680	21,201
Income Statements
Sales	194,643	108,582	211,118	148,313	187,854	102,865
Operating (loss) profit	(4,513)	2,640	13,513	22,151	8,306	2,897
(Loss) profit before taxes	(4,516)	2,500	13,513	21,561	8,155	2,195
Net (loss) income	(1,434)	1,035	5,466	10,679	3,075	1,015
Cash Flow Statements	—	—
Cash flows provided by (used in) operating activities	17,497	(4,097)	18,712	31,000	(5,934)	(10,037)
Cash flows used in investing activities	(8,054)	(7,484)	(13,107)	(6,725)	(8,304)	(1,525)
Cash flows (used in) provided by financing activities	—	(786)	—	—	—	905
Exchange differences on cash and cash equivalents in foreign currencies	—	(424)	—	—	—	10
Beginning balance of cash and cash equivalents	26,726	30,224	21,122	5,949	35,360	16,596
Ending balance of cash and cash equivalents	36,169	17,433	26,727	30,224	21,122	5,949

13.  Earnings per ordinary share

Basic earnings per ordinary share are calculated by dividing the consolidated profit for the year attributable to the Parent by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year. Dilutive earnings per share assumes the exercise of stock options, provided that the effect is dilutive.

	2024	2023	2022
Basic profit per share (EPS)
Numerator:
Profit for the year attributable to the Parent	23,538	82,662	440,314
Denominator:
Weighted-average number of shares outstanding to equity holders	188,144,651	187,872,191	187,815,672
Basic profit for the period attributable to equity holders	0.13	0.44	2.34

Diluted profit per share (EPS)
Numerator:
Profit for the year attributable to the Parent	23,538	82,662	440,314
Denominator:
Weighted-average number of shares outstanding to equity holders	188,144,651	187,872,191	187,815,672
Effect of dilutive securities from equity incentive plans	664,267	2,417,617	1,809,523
Weighted-average number of shares outstanding - diluted to equity holders	188,808,918	190,289,808	189,625,195
Diluted profit for the period attributable to equity holders	0.12	0.43	2.32

In periods for which we have a loss, basic net loss per share is the same as diluted net loss per share. We exclude from our calculation of diluted loss per share all potentially dilutive in-the-money equity awards, which would have been anti-dilutive.

No potential ordinary shares were excluded from the calculation of diluted earnings (loss) per ordinary share because their effect would be anti-dilutive in 2024, 2023 and 2022.

14. Deferred income

Deferred income comprises the following as at December 31:

	2024	2023
	US$'000	US$'000
Carbon dioxide emissions allowances	4,271	24,965
Government grants	3,743	2,015
Total	8,014	26,980

The deferred income related to Co2 emission allowances is recognized as “Other operating income” on a systematic basis on the proportion of the carbon dioxide emitted over total carbon dioxide expected to be emitted for the compliance period on the consolidated income statements (see Note 27.3). As of December 31, 2023, the deferred income related to Carbon dioxide emission allowances was higher since actual emissions were lower than the allowance received.

15.  Provisions

Provisions comprise the following as of December 31:

	2024			2023
	Non- Current	Current	Total	Non- Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Environmental provisions	163	1,448	1,611	174	1,909	2,083
Provisions for litigation in progress	19	2,184	2,203	—	7,913	7,913
Provisions for third-party liabilities	8,263	—	8,263	10,596	—	10,596
Provisions for Carbon dioxide emissions allowances	6,276	66,045	72,321	—	90,471	90,471
Provision for restructuring costs	—	5,735	5,735	—	15,243	15,243
Other provisions	9,663	7,720	17,383	9,200	7,221	16,421
Total	24,384	83,132	107,516	19,970	122,757	142,727

The changes in the various line items of provisions in 2024 and 2023 were as follows:

		Provisions for	Provisions for	Provisions for	Provisions for
	Environmental	Litigation	Third	Carbon Dioxide Emissions	Restructuring	Other
	Provisions	in Progress	Party Liabilities	Allowances	Costs	Provisions	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2023	1,564	23,142	5,960	102,756	21,539	12,490	167,451
Charges for the year	1,292	7,142	267	81,424	—	6,914	97,039
Provisions reversed with a credit to income	—	(487)	—	(3,036)	—	(2,850)	(6,373)
Amounts used	(727)	(22,029)	(215)	(93,471)	(6,977)	(118)	(123,537)
Remeasurement through other comprehensive income (loss)	—	—	4,367	—	—	—	4,367
Exchange differences and others	(46)	145	217	2,798	681	(15)	3,780
Balance at December 31, 2023	2,083	7,913	10,596	90,471	15,243	16,421	142,727
Charges for the year	—	1,705	476	72,427	—	3,221	77,829
Provisions reversed with a credit to income	—	(2,803)	—	—	(4,422)	(1,359)	(8,584)
Amounts used	(328)	(6,644)	(247)	(84,621)	(4,248)	(314)	(96,402)
Remeasurement through other comprehensive income (loss)	—	—	(1,942)	—	—	—	(1,942)
Exchange differences and others	(144)	2,032	(620)	(5,956)	(838)	(586)	(6,112)
Balance at December 31, 2024	1,611	2,203	8,263	72,321	5,735	17,383	107,516

Environmental provisions

Environmental provisions related to $163 thousand of non-current environmental rehabilitation obligations as of December 31, 2024 (2023: $174 thousand) and $1,448 thousand of current environmental rehabilitation obligations as of December 31, 2024 (2023: $1,909 thousand). A majority of these provisions relate to residues disposal, such as the remediation costs required to comply with government regulations.

Provisions for litigation in progress

The timing and amounts of potential liabilities arising from such exposures is uncertain. The provision reflects the Company’s best estimate of the expenditure required to meet resulting obligations.

Certain employees of Ferroglobe France (formerly FerroPem, SAS and then known as Pechiney Electrometallurgie, S.A), may have been exposed to asbestos at its plants in France in the decades prior to our acquisition. The Company has recognized a provision of $587 thousand as of December 31, 2024 as part of the current portion of Provisions for litigation (2023: $611 thousand). See Note 26 for further information.

In 2022, Ferroglobe France sent dismissal letters to several employees of Château-Feuillet. During 2023 and 2024, numerous claims have been received from the affected individuals challenging the terminations and seeking substantial financial compensation. The Company paid $2,675 thousand to settle all claims as of December 31, 2024 (2023: $5,574 thousand was accrued). Consequently, an amount of $2,566 was reversed due to the excess provision initially recorded.

In 2022, a provision of $18,000 thousand was recognized at Ferroglobe USA Metallurgical Inc with respect to civil lawsuits arising out of a 2018 incident at its Selma, Alabama, facility in which two employees were injured and one of whom later died. At the time, Ferroglobe USA Metallurgical Inc also recorded an expected reimbursement from the Company’s insurer as other assets for the same amount (see Note 11). In the first quarter of 2023, the Company reached full and final settlements of the lawsuits and all amounts were paid directly by the insurer.

Provisions for third-party liabilities

Provisions for third-party liability presented as non-current obligations of $8,263 thousand relate to health costs for retired employees (2023: $10,596 thousand) in the Company’s subsidiary, Ferroglobe France.

Provisions for carbon dioxide emissions allowances

As of December 31, 2024 the provision for carbon dioxide emission allowances amounting to $72,321 thousand (2023: $90,471 thousand) corresponds to the obligation to deliver the carbon dioxide allowances at the end of the compliance period.

Provisions for restructuring costs

As of December 31, 2024, the restructuring provision corresponds to the restructuring process started in 2022 in Château-Feuillet facility in France amounting to $5,735 thousand (2023: $15,243 thousand).

Other provisions

Included in other provisions are current obligations arising from past actions that involve a probable outflow of resources that can be reliably estimated. Other provisions include taxes of $5,848 thousand (2023: $5,215 thousand) and $9,099 thousand related to the accrued estimated costs of reclaiming the land after it has been mined for gravel or coal (2023: $8,285 thousand).

16. Provisions for pensions

Provisions for pensions comprise the following as of December 31:

	2024			2023
	Non- Current	Current	Total	Non- Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
France	17,742	—	17,742	19,122		19,122
Canada	5,181	168	5,349	6,538	169	6,707
Others	4,695	—	4,695	4,145		4,145
Total provisions for pensions	27,618	168	27,786	29,805	169	29,974

Estimates are used in determining the assumptions incorporated in the calculation of the pension obligations, which is supported by input from independent actuaries. The defined benefit obligation is calculated annually with the assistance of an independent actuary using the projected unit credit method, which reflects services rendered by employees to the date of valuation, incorporates assumptions concerning employees’ projected salaries and pension increases as well as discount rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related liability.

Re-measurements of the net defined benefit liability, which comprise actuarial gains and losses and the return on plan assets (excluding interest) are recognized immediately in the consolidated statements of comprehensive income (loss). Past service costs, including curtailment gains or losses, are recognized immediately in our consolidated income statements within operating profit (loss). Settlement gains or losses are recognized within operating (loss) profit in our consolidated income statements.

France

The Company maintains a pension plan covering employees of Ferroglobe France, which is accounted for as a defined benefit plan.

These relate to various obligations assumed by our French subsidiaries with various groups of employees related to long-service benefits, medical insurance supplements and retirement obligations, all of which are defined unfunded benefit obligations, whose changes in 2024, 2023 and 2022 were as follows:

	2024	2023
	US$'000	US$'000
Obligations at the beginning of year	19,122	16,338
Service cost	1,154	733
Borrowing costs	539	596
Actuarial differences	(1,035)	2,039
Benefits paid	(894)	(1,200)
Exchange differences	(1,144)	616
Others	—	—
Obligations at the end of year	17,742	19,122

The assumptions used to determine benefit obligations as of December 31, 2024 and 2023 for the French plan are as follows:

	2024	2023
Salary increase	1.60% - 6.10%	1.60% - 6.10%
Discount rate	3.40%	3.15%
Expected inflation rate	2.20%	2.20%
Mortality	TGH 05 and TGF 05	TGH 05 and TGF 05
Retirement age	64-65	64-65

At December 31, 2024 and 2023 the effect of a 1% change in discount rate would have resulted in a change to the provision of $1,543 thousand and $2,216 thousand, respectively.

The Company expects to make discretionary contributions of $819 thousand to the defined benefit pension plans for the year ending December 31, 2025.

The weighted average duration of defined benefit obligation as of December 31, 2024 is 14.1 years (14.2 years in 2023).

Canada

Defined Benefit Retirement and Post-retirement Plans

Quebec Silicon Limited partnership (“QSLP”) sponsors two defined benefit pension plans and postretirement benefit plans for certain employees, based on length of service and remuneration. Post-retirement benefits consist of a group insurance plan covering plan members for life insurance, hospital, medical, and dental benefits. The defined benefit pension plans were closed to new participants effective October 1, 2010. Contributions from participants to the pension plan for union employees ceased on December 31, 2023, and pension benefit accruals under that plan are calculated based on a reduced rate for service after that date. On December 27, 2013, the Communications, Energy and Paper Workers Union of Canada(“CEP”) ratified a new collective bargaining agreement, which resulted in a curtailment pertaining to the closure of the postretirement benefit plan for union employees retiring after January 31, 2016. The Company’s funding policy has been to fund the pension plans in accordance with the minimum funding requirements of the applicable pension legislation and professional actuarial standards.

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

The following provides a reconciliation of the benefit obligations, and plan assets of the Canadian plans as of December 31, 2024 and 2023:

	2024			2023
		Post-			Post-
	Pension	retirement		Pension	retirement
	Plans	Plans	Total	Plans	Plans	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Benefit obligation	18,479	5,326	23,805	20,196	5,742	25,938
Fair value of plan assets	(18,456)	—	(18,456)	(19,231)	—	(19,231)
Provision for pensions	23	5,326	5,349	965	5,742	6,707

All Canadian pension and post-retirement plans are underfunded. At December 31, 2024 and 2023, the accumulated benefit obligation was $18,479 thousand and $20,196 thousand for the defined pension plan and $5,326 thousand and $5,742 thousand for the post-retirement plans, respectively.

The changes to these obligations in the year ended December 31, 2024 and 2023 were as follows:

	2024			2023
	Pension	Post-retirement		Pension	Post-retirement
	Plans	Plans	Total	Plans	Plans	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Obligations at the beginning of year	20,196	5,742	25,938	18,266	5,497	23,763
Service cost	93	296	389	110	205	315
Borrowing cost	914	263	1,177	943	287	1,230
Actuarial differences	(14)	(314)	(328)	1,449	(185)	1,264
Benefits paid	(1,123)	(201)	(1,324)	(985)	(183)	(1,168)
Exchange differences	(1,587)	(460)	(2,047)	413	121	534
Obligations at the end of year	18,479	5,326	23,805	20,196	5,742	25,938

The assumptions used to determine benefit obligations as of December 31, 2024 and 2023 for the Canadian plans are as follows:

	2024		2023
	Pension	Postretirement	Pension	Postretirement
	Plan	Plan	Plan	Plan
Salary increase	2.75% - 3.00%	N/A	2.75% - 3.00%	N/A
Discount rate	4.68%	4.75%	4.65%	4.65%
Mortality	CPM2014-Private Scale CPM-B	CPM2014-Private Scale CPM-B	CPM2014-Private Scale CPM-B	CPM2014-Private Scale CPM-B
Retirement age	58-60	58-60	58-60	58-60

The discount rate used in calculating the present value of our pension plan obligations is developed based on the BPS&M Pension Discount Curve for 2024 and 2023 and the Mercer Proprietary Yield Curve for 2024 and 2023 for QSLP Pension and post-retirement benefit plans and the expected cash flows of the benefit payments.

The Company expects to make discretionary contributions of $548 thousand to the defined benefit pension and post-retirement plans for the year ending December 31, 2025.

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

The accumulated non-pension post-retirement benefit obligation has been determined by application of the provisions of the Company’s health care and life insurance plans including established maximums, relevant actuarial assumptions and health care cost trend rates projected at 4.90% for 2024 and decreasing to an ultimate rate of 4.0% in fiscal 2040. As of December 31, 2024 and 2023, the effect of a 1% increase on the health care cost trend rate on the non-pension post-retirement benefit obligation is $852 thousand and $926 thousand, respectively. As of December 31, 2024 and 2023 the effect of a 1% decrease in health care cost trend rate on the non-pension post-retirement benefit obligation is ($685) thousand and ($747) thousand.

The weighted average duration of defined benefit obligation as of December 31, 2024 is 12.37 years (12.46 years in 2023).

For the years ended December 31, 2024 and 2023, the changes in plan assets were as follows:

	2024	2023
	US$'000	US$'000
Fair value of plan assets at the beginning of the year	19,231	17,777
Interest income on assets	806	927
Actuarial return on plan assets	728	803
Benefits paid	(1,045)	(1,002)
Participant contribution	11	17
Contributions paid by the employer	385	433
Other	(138)	(121)
Exchange differences	(1,522)	397
Fair value of plan assets at the end of the year	18,456	19,231

The plan assets of the defined benefit and retirement and post-retirement plans in Canada are comprised of assets that have quoted market prices in an active market. The breakdown as of December 31, 2024 and 2023 of the assets by class are:

	2024	2023
Cash	—%	—%
Equity Mutual Funds	26%	30%
Fixed Income Securities	25%	17%
Assets held by insurance company	49%	53%
Total	100%	100%

South Africa and Venezuela

The Company also maintains defined benefit plans in South Africa and Venezuela which were not material to the Company for the years ended December 31, 2024 and 2023, respectively.

17.  Bank borrowings

Bank borrowings comprise the following at December 31:

	2024
		Non-Current	Current
	Limit	Amount	Amount	Total
	US$'000	US$'000	US$'000	US$'000
Borrowings carried at amortized cost:
Credit facilities	100,000	—	—	—
Borrowings from receivable factoring facility (Note 9)	62,334	—	35,059	35,059
Other loans	—	13,911	8.192	22,103
Total		13,911	43,251	57,162

	2023
		Non-Current	Current
	Limit	Amount	Amount	Total
	US$'000	US$'000	US$'000	US$'000
Borrowings carried at amortized cost:
Credit facilities	100,000	—	—	—
Borrowings from receivable factoring facility (Note 9)	66,300	—	30,683	30,683
Other loans	—	14,913	952	15,865
Total		14,913	31,635	46,548

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

For the year ended December 31, 2024 and 2023, the Company drew down $32,000 thousand and $1,000 thousand, respectively, which has been fully repaid, yielding no balance due as of the end of both years.

Under the ABL credit agreement, the borrowers commit to respect usual affirmative covenants, among others: communicating any default or event of default, a change of control, the creation of acquisition of subsidiaries, a casualty or damage to any material used as collateral, maintenance of insurance, compliance with ERISA and the Canadian Pension Laws, and compliance with environmental laws. The borrowers also commit not to create or incur any indebtedness, capital leases in excess of $7.5 million, create liens, merge, dissolve, divide any borrowers, change the nature of the business, pay dividends, repay indebtedness for the account of holder of Equity Interests of any Loan Party or its affiliates, maintain a financial covenant consolidated fixed charge coverage ratio to be less than 1.00 to 1.00.

Additionally, a Spanish Company subsidiary benefits from a financing facility of €20 million ($20.8 million), only available for the issuance of import letters of credit payable either on sight or with a payment deferral of up to 60 days after presentation for collection by the exporter. During 2024, the Group made total drawdowns on this facility of $42,142 thousand (gross of related repayments) throughout the year which has been fully repaid, yielding no balance due as of December 31, 2024.

In December 2024, Ferroglobe South Africa as borrower, Ferroglobe PLC as a guarantor and ABSA bank entered into the ABSA financing facility for a total amount of up to ZAR 350 million ($18.5 million). The amount available for drawdown is calculated based on collateral composed of eligible receivables and inventory. Drawdowns accrue interest at the Prime Rate (ZAR) less 1.18%. As of December 31, 2024, there was no drawdown under this facility.

Borrowings from receivable factoring facility

In 2020, the Company signed a factoring agreement with a financial institution, to anticipate the collection of receivables issued by the Company’s European entities. See Note 9 for further details.

Other Loans

French Loan: In 2020, a Company subsidiary entered into a loan agreement with BNP Paribas to borrow an aggregate principal amount, interest-free, of €4.3 million ($5.3 million), to finance the Company’s French activities. The French government guaranteed the loan in line with special measures taken in response to the COVID-19 pandemic. The loan is to be repaid by July 2026. The Company is liable for a fee of 0.5% based on the total borrowed capital. The balance as of December 31, 2024 is $1,583 thousand ($2,635 thousand as of December 31, 2023).

Co2 indirect Loan: In December 2024, one of the Company’s French subsidiaries entered in a loan agreement with Banque Palatine to borrow an aggregate principal of €7,000 thousand ($7,272 thousand). This loan is guaranteed by a pledge on a future receivable consisting of the Anglefort plant Co2 compensation credits to be received from the French Government in the first half of 2025. This outstanding debt balance is due by September 2025 if the French Government fails to remit the relevant Co2 credits prior. This facility bears interest at Euribor 3-month plus 1%.

New Market Tax Credit Structure: In June 2022, the Company, through one of its subsidiaries, and United Bank (“Investor”) invested through the New Markets Tax Credit (“NMTC”) program in the US to reactivate the Company’s plant in Selma, Alabama. The reactivation of the plant in Selma, Alabama, in 2022 resulted in us being granted with a $13,230 thousand allocation by the end of fiscal year 2022 under the NMTC Program. The loan is to be repaid by 2029 and carries a fixed interest rate of 3.57% per annum. Due to planned idling, the Company breached a financial covenant related to this loan, for which it subsequently obtained a waiver. Any adjustments to presentation are immaterial as of December 31, 2024.

Foreign currency exposure of bank borrowings

The breakdown by currency of bank borrowings consists of the following at December 31:

	2024
	Non-Current	Current
	Principal	Principal
	Amount	Amount	Total
	US$'000	US$'000	US$'000
Borrowings in USD	13,230	18	13,248
Borrowings in EUR	681	43,233	43,914
Total	13,911	43,251	57,162

	2023
	Non-Current	Current
	Principal	Principal
	Amount	Amount	Total
	US$'000	US$'000	US$'000
Borrowings in USD	13,230	—	13,230
Borrowings in EUR	1,683	31,635	33,318
Total	14,913	31,635	46,548

Contractual maturity of bank borrowings

The contractual maturity of bank borrowings at December 31, 2024, was as follows:

	2024
	2025	2026	2029	Total
	US$'000	US$'000	US$'000	US$'000
Borrowings from supplier factoring facility	35,059	—	—	35,059
Other loans	8,192	681	13,230	22,103
Total	43,251	681	13,230	57,162

18.  Leases

Lease liabilities

Lease liabilities as at December 31 are as follows:

	2024			2023
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Tolling agreement lease liability	32,009	3,463	35,472	34,180	3,683	37,863
Other leases	24,576	9,404	33,980	20,304	8,083	28,387
Total	56,585	12,867	69,452	54,484	11,766	66,250

Except for the tolling agreement lease liability discussed below, the Company has not recorded any expense relating to variable lease payments, for the years ended December 31, 2024, 2023 and 2022, respectively.

Please refer to Note 29 for the detail, by maturity, of the future payment obligations under leases as of December 31, 2024.

A roll forward of our lease obligations for the year ended December 31, 2024 and 2023 is as follows:

	2024	2023
	US$'000	US$'000
Balance at January 1,	(66,250)	(58,536)
Additions	(17,486)	(16,707)
Disposals and other	224	946
Interest	(5,935)	(5,199)
Lease payments	16,201	14,967
Exchange differences	3,794	(1,721)
Balance at December 31,	(69,452)	(66,250)

Lease liabilities were discounted at the weighted-average incremental borrowing rate of 8.1%, not including our tolling agreement liability as discussed below.

Leases are presented as follows in the consolidated statements of financial position:

	2024	2023
	US$'000	US$'000
Non-current assets (Note 8)
Leased land and buildings	28,436	26,071
Leased plant and machinery	51,524	41,314
Accumulated depreciation	(46,286)	(42,540)

Non-current liabilities
Lease liabilities	(56,585)	(54,484)

Current liabilities
Lease liabilities	(12,867)	(11,766)

Leases are presented as follows in the consolidated income statement:

	2024	2023
	US$'000	US$'000
Depreciation and amortization charges
Depreciation of right-of-use assets	3,746	7,918

Finance costs
Interest expense on lease liabilities	5,935	5,199

Exchange differences
Currency translation losses on lease liabilities	3,794	(1,721)
Currency translation gains on right-of-use assets	(1,055)	(69)

Leases are presented as follows in the consolidated statements of cash flows:

	2024	2023
	US$'000	US$'000
Payments for:
Principal	10,266	9,648
Interest	5,935	5,319

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

In November 2020, the Tribunal Superior de Justicia de Galicia dismissed the request of separation of the Cee-Dumbria’s hydroelectric plants and the ferroalloys plants. Ferroglobe Spain Metals appealed to the Supreme Court, but in 2021 the appeal was dismissed. As of December 31, 2024, the lease liability recognized in relation to the tolling agreement amounts to $35,471 thousand ($37,863 thousand as of December 2023).

In our 2023 Form 20-F, the tolling agreement liability was presented in “Other obligations”, which have been voluntary reclassified to “Lease liabilities” for comparative purposes to present all lease liabilities together.

This lease liability was discounted at the incremental borrowing rate of 9.375%.

For the year ended December 31, 2024, Ferroglobe has recorded an expense for variable lease payments of $59,571 thousand ($55,574 thousand in 2023), related to the purchase of key raw materials, energy costs, personnel expenses and other overhead costs assumed by the Company as per the tolling agreement. Future variable lease payments are currently unknown as they depend on the actual production at the Cee-Dumbria plant in a given year as well as a variety of other factors including energy prices and raw material prices in future years. Assuming production levels and other factors stay constant in future years, our annual future variable lease payments are expected to remain approximately consistent.

19.  Debt instruments

Debt instruments comprise the following at December 31:

	2024	2023
	US$'000	US$'000
Notes carried at amortized cost (financial liability)
Commercial Paper	10,135	—
Secured Reinstated Senior Notes	—	150,010
Accrued coupon interest	—	5,805

Notes carried at amortized cost (financial asset)
Secured Reinstated Senior Notes	—	995
Accrued coupon interest	—	40

Total net debt instruments	10,135	154,780

Amount due for settlement within 12 months	10,135	5,765
Amount due for settlement after 12 months	—	149,015
Total	10,135	154,780

Commercial Paper program

The BME's (Spanish Stock Exchange) fixed income market admitted the Company’s Commercial Paper Program to trading for a maximum outstanding amount of €50 million ($52 million). The commercial paper to be issued under the program will have unit denominations of €100 thousand ($104 thousand) with maturities up to two years. Under this program, the Company will be able to issue commercial paper flexibly over 12 months. This program is led by Bankinter as arranger and agent. As of December 2024, Ferroglobe PLC issued 99 commercial paper units totaling €9,900 thousand ($10,255 thousand) at a fixed rate of 5.88% which were repaid in February 2025.

Reinstated Senior Notes

In 2017, the Company issued $350,000 thousand of 9.375% senior unsecured notes due in March 2022 (the “Old Notes”). Interest was payable semi-annually. In 2021, the Company effected a restructuring of these Old Notes, and 98.6% of the Old Notes were exchanged for total consideration of (i) $1,000 aggregate principal amount of the new 9.375% senior secured notes due 2025 (the “Reinstated Senior Notes”) for each $1,000 aggregate principal amount of the Old Notes plus (ii) a fee amounting to $51,611 thousand, which the Company’s Parent applied as cash consideration for a subscription of new ordinary shares of the Company.

Pursuant to the Exchange Offer, the Company offered to eligible holders of the Old Notes the opportunity to exchange any and all of the Old Notes for new 9.375% senior secured notes due 2025.

The Reinstated Senior Notes are governed by an indenture entered into by, among others, Ferroglobe Finance Company PLC and Ferroglobe USA, as issuers, GLAS Trustees Limited, as trustee, Global Loan Agency Services Limited, as paying agent, GLAS Trust Corporation Limited, as security agent, and the guarantors named therein. The Reinstated Senior Notes are guaranteed on a senior basis by Ferroglobe and some of its subsidiaries. The Reinstated Senior Notes mature on December 31, 2025 and are secured by the certain shares pledges, bank account pledges, intercompany receivable pledges, inventory pledges and security over certain mine concessions, real property, leases and other assets.

The Reinstated Senior Notes, and the guarantees thereof, are general secured, senior obligations of Ferroglobe Finance Company PLC and Ferroglobe USA and the Reinstated Senior Notes Guarantors, as applicable, and will rank senior in right of payment to any and all of the existing and future indebtedness of Ferroglobe, Ferroglobe USA and the Reinstated Notes Guarantors, as applicable, that is expressly subordinated in right of payment to the Reinstated Senior Notes and such guarantees, as applicable.

The Reinstated Senior Notes Indenture require us to offer to repurchase all or any part of each holder’s Reinstated Senior Notes upon the occurrence of a change of control, as defined in the Reinstated Senior Notes Indenture, at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest thereon, to the date of purchase.

The Reinstated Senior Notes Indenture restricts, among other things, the ability of Ferroglobe and its restricted subsidiaries to:

●	borrow or guarantee additional indebtedness;
●	pay dividends, repurchase shares and make distributions of certain other payments;
●	make certain investments;
●	create certain liens;
●	merge or consolidate with other entities;
●	enter into certain transactions with affiliates;
●	sell, lease or transfer certain assets, including shares of any restricted subsidiary of Ferroglobe; and
●	guarantee certain types of other indebtedness of Ferroglobe and its restricted subsidiaries without also guaranteeing the Reinstated Senior Notes.

In July 2023, the Company via its subsidiary issuers of the Reinstated Senior Notes partially redeemed such Reinstated Senior Notes at 102.3475% of the principal amount plus accrued interest. The issuers elect to redeem an aggregate principal amount of $150.0 million of the Reinstated Senior Notes plus accrued and unpaid interest of $14.0 million.

In February 2024, the Company completed the full redemption of the Reinstated Senior Notes at 102.34375% of the principal amount plus accrued interest. The issuers elected to redeem an aggregate principal amount of $147,624 thousand of the Reinstated Senior Notes, the entire amount outstanding as of the redemption date, plus accrued and unpaid interest and call premium of $4,075 thousand.

20.  Other financial liabilities

Other financial liabilities comprise the following at December 31:

	2024			2023
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Financial loans from government agencies:
Reindus loan	17,193	7,804	24,997	23,630	10,797	34,427
SEPI loan	—	37,074	37,074	36,147	1,899	38,046
Other financial liabilities	7,409	2,384	9,793	3,913	1,056	4,969
Derivative financial instruments (Note 21)	1,086	855	1,941	1,541	2,300	3,841
Total	25,688	48,117	73,805	65,231	16,052	81,283

Financial loans from government agencies

Reindus Loan

In 2016, a Company subsidiary entered into a loan agreement with the Spanish Ministry of Industry, Tourism and Commerce (the “Ministry”), as lender, under which the Ministry made available to the borrower a loan in aggregate principal amount of €44,999 thousand ($50,223 thousand) in connection with industrial development projects relating to a silicon purification project. The loan is contractually due to be repaid in seven installments over a 10-year period with the first three years granted as a grace period. Interest on outstanding amounts under the loan accrues at an annual rate of 3.55%. In 2021, the Company received a decision from the Ministry under which it was agreed to extend the grace period until 2023 and the repayment date of the loan into 2030.

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

In May 2019, a report on use of the loan was presented to the Ministry. In January 2022, the Ministry opened a procedure to accelerate the potential reimbursement of the loan. The Company presented its defense in February 2022. As a result, in January 2023, a new resolution was signed by the Ministry terminating the procedure initiated in January 2022. Once that procedure was definitively closed, the Company decided to proceed with the foreseen partial early repayment of €16.3 million ($17.4 million) in February 2023, in addition to €3.6 million ($4.0 million) paid in December 2023 per the repayment schedule.

In September 2024, an additional partial reimbursement of $1,993 thousand (€1,780 thousand) was made as some non-compliance items were identified by the Ministry officials. The Ministry also requested the reimbursement of the accrued default interest and $4,624 thousand (€4,130 thousand) was paid. Default interests were calculated at an annual rate of 3.75% until December 31, 2022 and at 4.06% starting on January 1, 2023.

The Reindus loan fair value as of December 31, 2024, and 2023, based on discounted cash flows at a market interest rate (Level 2), amounts to $24,642 thousand and $25,490 thousand respectively.

SEPI Loan

In March, 2022, Ferroglobe Spain Metals, S.A.U. (also “FG Spain”) and Ferroglobe Corporate Services (also “FG Corporate”) (together the “Beneficiaries”) and the Sociedad Estatal de Participaciones Industriales (“SEPI”), a Spanish state-owned industrial holding company affiliated with the Ministry of Finance and Administration, entered into a loan agreement of €34.5 million ($38.3 million). This loan is part of the SEPI fund intended to provide assistance to non-financial companies operating in strategically important sectors within Spain as a result of the COVID-19 pandemic.

The €34.5 million ($38.3 million) was funded using a dual-tranche loan, with €17.25 million ($19.15 million) maturing in February 2025 and the second €17.25 million ($19.15 million) maturing in June 2025. €16.9 million ($18.8 million) of the loan carries a fixed interest rate of 2% per annum, and interest on the remaining €17.6 million ($19.5 million) is calculated as IBOR plus a spread of 2.5% in the first year, 3.5% in the second and third years and 5.0% in the fourth year, plus an additional 1.0% payable if the Company reports a positive result before income taxes. The loans are secured by corporate joint guarantees from Ferroglobe, Ferroglobe Holding Company and Ferroglobe Finance Company and certain share pledges, bank account pledges, intercompany receivables pledges, inventory pledges and security over certain real property, and other assets from Ferroglobe Spain Metals and certain of its subsidiaries. These loans are granted at rates that are considered to be below-market rates. The company calculated the fair value of the loans liability, based on discounted cash flows at a market interest rate (Level 2), resulting in €30,693 thousand ($34,149 thousand) as of the grant date. The difference between the fair value and the proceeds received, amounting to €3,807 thousand ($4,236 thousand), was recorded as a government grant. As of December 31, 2024, the amortized cost of the SEPI loans was $37,074 thousand.

Until the loans have been fully repaid, the Beneficiaries are subject to several restrictions, including the following prohibited payments:

●	payment of dividends;
●	payment of management fee;
●	repayment of intra-group loans;
●	payment of intercompany net commercial balances as of June 30, 2021 (denominated “legacy”), with the exception of $20.0 million of those balances (intercompany commercial balances generated after June 2021 are permitted); and
●	payment of interest on intercompany loans corresponding to the years 2021 and 2022, respectively;

If the Company fails to make the payments to which it is obliged, the Spanish Solvency Support Fund for Strategic Companies, shall have the option (but never the obligation) to convert all or part of the Participating Loan into share capital of FG Spain.

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

21. Derivative financial instruments

In July 2024, the Company entered into four virtual Power Purchase Agreements (“PPAs”) with Axpo to hedge its energy pricing, effective from July 2024 through June 2034. 150,000 MWhs/year will be supplied at a fixed price between 43 and 58 EUR/MWh on a pay as produced basis, pay as profile basis and base load basis. The fair value of this PPA as of December 31, 2024, is negative at $797 thousand, which is offset by $1,067 thousand recorded at inception related to the initial fair value of the instrument that has been deferred and is recognized over the life of the instrument.

In November 2024, the Company entered into an additional virtual PPA with Mowe, a VM Energia subsidiary, to hedge its energy pricing. This PPA will supply 93,300 MWhs/year on a pay as produced basis at a maximum price of 50 €/MWh for 10 years from the commencement of operation of the plant, which is expected in October 2029. The fair value of this PPA as of December 31, 2024, is positive at $4,155 thousand, which is offset by $3,675 thousand recorded at inception related to the initial fair value of the instrument that has been deferred and will be recognized over the life of the instrument.

In August 2023, the Company entered into four virtual Power Purchase Agreements (“aggregated PPA”) with Adelanta to hedge its energy pricing. The aggregated PPA included two tranches, the first one from March 2024 to June 2025, when energy will be supplied to the Sabón plant at a fixed price of 75 EUR/MWh on a pay as produced basis, and the second tranche where energy will be supplied at a fixed price of 52 EUR/MWh on a pay as produced basis until June 2033. This aggregated PPA was cancelled in April 2024 at no cost. The fair value of the aggregated PPA as of December 31, 2023, was positive at $7,413 thousand, which was offset by $3,109 thousand related to the initial fair value of the instrument.

In October 2023, the Company entered into an additional virtual PPA with Energya VM Gestión de Energía, SLU (“Energya VM”), effective from November 2023 through June 2027. 30,000 MWhs/year will be supplied at a fixed price of 77 EUR/MWh on a pay as produced basis. The fair value of this PPA as of December 31, 2024, is negative at $248 thousand (negative $699 thousand as of December 31, 2023), which is offset by $1,815 thousand recorded at inception related to the initial fair value of the instrument that has been deferred and is recognized over the life of the instrument.

In December 2023, Ferroglobe Spain Metals and Villar Mir Energía  (“VM Energía”) entered into three Power Purchase Agreements (PPAs). Under those PPAs, VM Energía, or a VM Energía subsidiary, will supply to Sabón 285,000 MWh/year on a pay as produced basis at a maximum price of 50 €/MWh for 10 years from the commencement of operation of the plants, which is expected in 2028. For one of these PPAs the Company applied the own use exemption according to IFRS 9. For the other two PPAs, the total fair value as of December 31, 2024, is positive at $19,494 thousand (positive at $16,181 thousand as of December 31, 2023), and we also recorded an offsetting amount of $15,217 thousand at inception related to the initial fair value of the instrument that has been deferred and will be recognized over the life of the instrument.

The fair value of these net-settled power purchase agreements as of December 31, 2024 was estimated based on the discounted cash flow methodology. The fair value measurement is based on significant inputs that are directly or indirectly observable in the market, which IFRS 13 Fair Value Measurement refers to as Level 2 inputs. Key assumptions include discount rates, energy volumes and the market electricity price. See Note 30 for further information.

The net value of the power purchase agreements as of December 31, 2024 and 2023 is presented in the consolidated statements of financial position as follows:

	2024
	Other financial assets (Note 9)			Other financial liabilities (Note 20)
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Derivatives not designated as hedging instruments:	4,707	69	4,776	—	(13)	(13)
PPA VME	4,215	69	4,284	—	—	—
PPA Mowe	492	—	492	—	(13)	(13)
Derivatives designated as hedging instruments:	293	—	293	(1,086)	(842)	(1,928)
PPA EnergyaVM	—	—	—	(1,086)	(325)	(1,411)
PPA Axpo	293	—	293	—	(517)	(517)
Total	5,000	69	5,069	(1,086)	(855)	(1,941)

	2023
	Other financial assets (Note 9)			Other financial liabilities (Note 20)
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Derivatives designated as hedging instruments:
PPA Adelanta	5,722	—	5,722	—	(1,418)	(1,418)
PPA EnergyaVM	—	—	—	(1,541)	(882)	(2,423)
Total	5,722	—	5,722	(1,541)	(2,300)	(3,841)

For the PPAs qualified for hedge accounting we record the changes in the fair value of the instruments in “Arising from cash flow hedges” in the consolidated statements of comprehensive income (loss). To assess the hedge effectiveness, the Company determines the economic relationship between the hedged item and the hedging instrument. There is an economic relationship between the energy cost and the PPAs as they seek to transform the cash flow derived from a variable electricity market price into a fixed price established at the beginning of the contract.

The following tables summarize the unrealized and realized gains (losses) related to the derivative instruments:

	2024		2023
	Unrealized gain (loss) recognized in Other comprehensive loss	Realized gain (loss) reclassed from Other comprehensive loss to profit and loss	Unrealized gain (loss) recognized in Other comprehensive loss	Realized gain (loss) reclassed from Other comprehensive loss to profit and loss
	US$'000	US$'000	US$'000	US$'000
Derivative financial instruments:
PPA Adelanta	4,135	—	4,582	—
PPA EnergyaVM	(395)	678	(2,337)	83
PPA Axpo	(269)	(1,685)	—	—
Total	3,471	(1,007)	2,245	83

The purchase commitments for each PPA, in MWh, as of December 31, 2024 is as follows:

	2024
	Less than 1 year	Between 1-2 years	Between 2-5 years	After 5 years	Total
PPA Energya VM	28,247	28,247	15,131	—	71,625
PPA Axpo	149,943	150,001	447,902	672,906	1,420,752
PPA VME	—	—	205,750	1,440,250	1,646,000
PPA Mowe	—	—	8,850	345,150	354,000

22.   Trade payables

Trade payables comprise the following at December 31:

	2024	2023
	US$'000	US$'000
Payable to suppliers	157,894	182,949
Advances from customers	357	426
Total	158,251	183,375

23.   Other liabilities

Other liabilities comprise the following at December 31:

	2024			2023
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Remuneration payable	52	47,157	47,209	—	63,091	63,091
Tax payables	—	14,026	14,026	—	27,960	27,960
Payable to non-current asset suppliers	143	7,066	7,209	336	9,791	10,127
Contingent consideration	1,302	2,036	3,338	1,353	379	1,732
Other grants	12,249	—	12,249	—	—	—
Guarantees and deposits	13	322	335	14	330	344
Other liabilities	—	8,799	8,799	199	10,152	10,351
Total	13,759	79,406	93,165	1,902	111,703	113,605

Tax payables

Tax payables comprise the following at December 31:

	As of year ended December 31
	2024	2023
	US$'000	US$'000
VAT	3,559	17,384
Accrued social security taxes payable	6,334	6,444
Personal income tax withholding payable	1,257	927
Other	2,876	3,205
Total	14,026	27,960

Contingent consideration

On February 1, 2018, the Company acquired 100% of the outstanding ordinary shares of two wholly-owned subsidiaries of Glencore International AG (“Glencore”) renaming them Ferroglobe Mangan Norge AS and Ferroglobe Manganèse France SAS. The Company completed the acquisition through its wholly-owned subsidiary Ferroglobe Spain Metals. Consideration included both cash and contingent consideration.

The contingent consideration arrangement requires the Company to pay the former owners of these subsidiaries a sliding scale commission based on the silicomanganese and ferromanganese sales spreads of Ferroglobe Mangan Norge (FMN) and Ferroglobe Manganèse France (FMF), up to a maximum amount of $60,000 thousand (undiscounted). The contingent consideration applies to sales made up to eight and a half years from the date of acquisition and if it applies, the payment is on annual basis. During 2024, the total payments made amounted to $3,861 thousand ($4,823 thousand in 2023).

The accumulated payments as of December 31, 2024 amount to $31,139 thousand.

The fair value of the contingent consideration arrangement as of December 31, 2024 of $3,338 thousand (2023: $1,732 thousand) was estimated by applying the income approach based on a Monte Carlo simulation considering various scenarios of fluctuation of future manganese alloy spreads as well as the cyclicality of manganese alloy pricing. The fair value measurement is based on significant inputs that are not observable in the market, which IFRS 13 Fair Value Measurement refers to as Level 3 inputs.

Key assumptions include discount rates, volumes and manganese spread. The liability has increased primarily driven by higher manganese spreads, driven by increased selling prices and lower manganese ore combined with the impact of foreign exchange rates. Changes in the value of contingent consideration are presented in the consolidated income statements within “Other operating expense”.

Other Grants

In November 2024, the Company received a grant from the Ministry of Industry and Tourism of the Government of Spain amounting to €11.7 million ($12.2 million) as part of the Integrated action projects for the decarbonization of the manufacturing industry (PERTE-DI). The Company’s project to decarbonize the metallurgical silicon production process is expected to require a projected capital expenditure investment of more than €28 million ($29.1 million) for the construction of a biocarbon plant at our Sabón plant. The goal of the project is to produce our own biocarbon to replace fossil carbon and reduce the carbon footprint. The plant is expected to be operational in 2026.

The grant is subject to certain conditions and limitations on the use of the proceeds: (1) the investment of the proceeds must occur between February 1, 2024 and March 31, 2026; (2) the allocation of the proceeds must adhere to certain approved budget categories; (3) the project needs to achieve at least 80% of the emission reduction forecasted; and (4) if the final investment cost is lower than the budgeted amount, the borrower must reimburse the Ministry proportionally; and if it is less than 60% of the total budget, the grant will be fully returned. The deadline for reporting to the Ministry regarding the use of the grant is June 30, 2026.

24.  Tax matters

The components of current and deferred income tax expense are as follows:

	2024	2023	2022
	US$'000	US$'000	US$'000
Consolidated income statement
Current income tax
Current income tax charge	28,004	62,110	144,246
Adjustments in current income tax in respect of prior years	(1,183)	(1,533)	(5,681)
Total	26,821	60,577	138,565

Deferred tax
Origination and reversal of temporary differences	(7,758)	(3,216)	15,032
Impact of tax rate changes	(48)	(555)	460
Write-down of deferred tax assets	—	—	(1,448)
Adjustments in deferred tax in respect of prior years	(2,763)	734	(4,626)
Total	(10,569)	(3,037)	9,418
Income tax expense	16,252	57,540	147,983

As the Company has significant business operations in Spain, France, South Africa and the United States, a weighted blended statutory tax rate is considered to be appropriate in estimating the Company’s effective tax rate. The following is a reconciliation of tax expense based on a weighted blended statutory income tax rate to our effective income tax expense for the years ended December 31, 2024, 2023, and 2022:

	2024	2023	2022
	US$'000	US$'000	US$'000
Accounting profit before income tax	37,052	160,667	602,660
Tax expense at weighted statutory national tax rate of 27% (2023: 31% and 2022: 26%)	9,988	50,557	157,620
(Non-taxable income)/ non-deductible expense	(2,478)	1,429	(5,920)
Change in tax rates	(48)	(555)	591
U.S. state taxes	(52)	(121)	(721)
Adjustments in respect of prior periods	(3,946)	(799)	1,368
Unrecognized temporary differences	2,903	(2,992)	11,036
Elimination of effect of interest in partnerships	27	(1,356)	(754)
Unrecognized loss carryforwards	9,523	12,434	(11,277)
Other items	335	(1,057)	(3,960)
Income tax expense	16,252	57,540	147,983

Variation in the weighted statutory national tax rate between periods can result from changes in the relative mix of tax jurisdictions in which we earn taxable income and incur deductible expenses as well as from changes in statutory tax rates themselves. During the periods presented, there were no significant changes to national corporate income tax rates in the jurisdictions in which we operate. Accordingly, the variation in weighted statutory national tax rates presented above results from changes in the jurisdictional dispersion of our taxable income earned and deductible expenses incurred.

Deferred tax assets and liabilities

For the year ended December 31, 2024:

	Opening	Recognized in			Exchange	Closing
	Balance	P&L	OCI	Reclassifications	Differences	Balance
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Intangible assets	(13,582)	4,311	—	(1,484)	609	(10,146)
Provisions	34,102	(3,726)	(757)	765	(1,499)	28,885
Property, plant & equipment	(45,405)	6,497	—	1,598	908	(36,402)
Inventories	1,416	290	—	—	(1)	1,705
Hedging Instruments	(567)	—	865	—	22	320
Tax losses	1,731	3,946	—	—	—	5,677
Incentives & credits	—	432	—	—	—	432
Other	(1,517)	(1,181)	—	(879)	57	(3,520)
Total	(23,822)	10,569	108	—	96	(13,049)

For the year ended December 31, 2023:

	Opening	Recognized in		Write-down of	Exchange	Closing
	Balance	P&L	OCI	Deferred Tax Assets/Liabilities	Differences	Balance
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Intangible assets	(13,978)	884	—		(488)	(13,582)
Provisions	38,011	(442)	1,500	(5,836)	869	34,102
Property, plant & equipment	(54,730)	3,195	—	5,836	294	(45,405)
Inventories	1,186	232	—	—	(2)	1,416
Hedging Instruments	—	—	(767)	—	200	(567)
Tax losses	3,259	(1,528)	—	—	—	1,731
Incentives & credits	32	(32)	—	—	—	—
Other	(2,498)	728	—	—	253	(1,517)
Total	(28,718)	3,037	733	—	1,126	(23,822)

Presented in the statement of financial position as follows:

	2024	2023
	US$'000	US$'000
Deferred tax assets	38,550	37,250
Deferred tax liabilities	(51,599)	(61,072)
Offset between deferred tax assets and deferred tax liabilities	31,970	28,490
Total deferred tax assets due to temporary differences recognized in the statement of financial position	6,580	8,760
Total deferred tax liabilities due to temporary differences recognized in the statement of financial position	(19,629)	(32,582)

Unrecognized deductible temporary differences, unused tax losses and unused tax credits

	2024					2023
	Spain	USA	UK	Other	Total	Spain	USA	UK	Other	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Unused tax losses	200,087	236,589	153,622	82,948	673,246	201,476	235,296	143,750	56,055	636,577
Unrecognized deductible temporary differences	70,071	—	44,837	9,166	124,074	62,737	—	44,837	9,166	116,741
Total	270,158	236,589	198,459	92,114	797,320	264,213	235,296	188,587	65,221	753,318

In general terms, the unused tax losses do not have an expiration date in the jurisdictions from which they derive.

Unused tax losses have increased in 2024 compared to 2023 due to the losses in some jurisdictions, mainly in the U.K. and Spain. Management has decided to record the respective deferred tax assets corresponding to the jurisdictions where taxable profit is expected to be generated in the short and medium-term. There is uncertainty and estimation involved in future taxable profits in long-term, however no material changes expected in the next financial year for the unrecognized unused tax losses.

As of December 31, 2024, there were temporary differences of $107,168 thousand ($205,924 thousand in 2023) related to investments in subsidiaries. This liability was not recognized because the Group controls the dividend policy of its subsidiaries.

Management of tax risks

The Company is committed to conducting its tax affairs consistently with the following objectives:

(i)	to comply with relevant laws, rules, regulations, and reporting and disclosure requirements in whichever jurisdiction it operates.
(ii)	to maintain mutual trust, transparency, and respect in its dealings with all tax authorities.
(iii)	to adhere with best practice and comply with the Company’s internal corporate governance procedures, including but not limited to its Code of Conduct.

The Group’s tax department maintains a tax risk register on a jurisdictional basis.

In the jurisdictions in which the Company operates, tax returns cannot be deemed final until they have been audited by the tax authorities or until the statute-of-limitation has expired. The number of open tax years subject to examination varies depending on the tax jurisdiction. In general, the Company has the last four years open to review. The criteria that the tax authorities might adopt in relation to the years open for review could give rise to tax liabilities which cannot be quantified. As of December 31, 2024, there are inspection procedures ongoing in Spain and France, but we do not expect a material impact resulting from both procedures.

Pillar Two

The Ferroglobe group is subject to the global minimum top-up tax under Pillar Two tax legislation in U.K., Spain, France, Norway and Canada. In particular, QDMTT and IRR applies in the U.K., France, Spain, Norway and South Africa on fiscal years beginning on or after December 31, 2023. UTPR applies in Spain, and France starting on or after December 31, 2024. U.K., Spain France, Canada and Norway have implemented into their legislations transitional CbCR safe harbor provisions. South Africa has not, and therefore general reference to the OECD GloBe rules apply. The UK transitional safe harbor legislation has been assessed by the OECD as a qualifying transitional safe harbor legislation.

The group has performed the transitional CbCR safe harbor analysis using fiscal year 2023 financial statements and the qualified Country-by-Country Reporting data using the rules in force in the UK, which are deemed qualified transitional safe harbor rules as per resolution from the OECD. The group satisfies the requirements to be relieved from the full GloBe Rules analysis as to fiscal year 2023, with no Pillar Two taxation resulting as to such fiscal year. Additionally, the transitional safe harbor analysis has also been completed with the available data for fiscal year 2024 at the time of the preparation and filing of this annual report. With the interim data, which is not data from the qualified Country-by-Country Reporting yet since certain countries are still pending to complete their respective statutory audit, the group satisfies the requirements of at least one of the safe harbors per jurisdictions, thus not resulting QDMTT or IRR payable in any of the jurisdictions where the group is present.

25.  Related party transactions and balances

Balances with related parties at December 31 are as follows:

	2024
	Receivables		Payables
	Non-Current	Current	Non-Current	Current
	US$'000	US$'000	US$'000	US$'000
Enérgya VM Gestión de la Energía, S.L.	1,558	—	—	2,658
Other related parties	—	—	—	6
Total	1,558	—	—	2,664

	2023
	Receivables		Payables
	Non-Current	Current	Non-Current	Current
	US$'000	US$'000	US$'000	US$'000
Inmobiliaria Espacio, S.A.	—	2,772	—	—
Enérgya VM Gestión de la Energía, S.L.	1,658	—	—	2,429
Total	1,658	2,772	—	2,429

The loan granted to Inmobiliaria Espacio, S.A. ($2,772 thousand as of December 31, 2023) was written off during 2024.

The balances with related parties arose as a result of commercial transactions (see explanation of main transactions below).

Transactions with related parties for the years ended December 31 2024, 2023 and 2022 are as follows:

	2024
	Raw materials	Other
	and energy	Operating
	consumption for production	Expenses
	US$'000	US$'000
Enérgya VM Gestión de la Energía, S.L.	56,238	—
Other related parties	—	202
Total	56,238	202

	2023
	Raw materials	Other
	and energy	Operating
	consumption for production	Expenses
	US$'000	US$'000
Villar Mir Energía, S.L.U.	(18)	1
Enérgya VM Gestión de la Energía, S.L.	35,980	1,137
Other related parties	—	55
Total	35,962	1,193

	2022
	Raw materials	Other
	and energy	Operating
	consumption for production	Expenses
	US$'000	US$'000
Villar Mir Energía, S.L.U.	128,211	1,612
Espacio Information Technology, S.A.U.	—	1,008
Enérgya VM Gestión de la Energía, S.L.	4,506	646
Other related parties	—	101
Total	132,717	3,367

“Raw Materials and energy consumption for production” of the related parties from Energya VM Gestión de Energía, SLU (“Energya VM”) relates to the purchase of energy from the latter by the Company’s Europe – Manganese Alloys and Europe – Silicon Metals & Silicon Alloys segment. The agreement was assigned from Villar Mir Energía SLU to Energya VM in October 2022. The Company pays Energya VM a service charge in addition to paying for the cost of energy purchase from the market. The contracts allow for the purchase of energy from the grid at market conditions without incurring costs normally associated with operating in the complex wholesale power market, as well as to apply for fixed price arrangements in advance from Energya VM, based on the energy markets for the power, period and profile applied for. The contracts have a term of one year, with the possibility to be extended for additional one-year periods unless terminated with 30 days’ notice.

In December 2022, Ferroglobe Spain Metals and Energya VM entered into a Power Purchase Agreement (PPA). Under this PPA, VM Energía would supply to Sabón plant 65 Gwh on a pay as produced basis during 10 years from the commencement of operation of the Plants. This PPA would cover 10% of the total power consumption of the Sabón plant. The agreement was cancelled in February 2023.

In October 2023, the Company entered into an additional Purchase Price Agreement with Energya VM, effective on November 1, 2023 until June 30, 2027. Energy will be supplied at a fixed price of 77 EUR/MWh on a pay as produced basis (See Note 21).

In December 2023, Ferroglobe Spain Metals and Villar Mir Energía, S.L.U entered into three Power Purchase Agreements (PPAs). Under those PPAs, VM Energía, or a VM Energía subsidiary, will supply to Sabón 368 Gwh/year on a pay as produced basis during 10 years from the commencement of operation of the plants which is expected in 2028 (see Note 21).

In 2023, “Other operating expenses” corresponded to the payment to Energya VM that provides the energy needs of the mining facilities operated by Ferroglobe RAMSA Mining and Ferroglobe Cuarzos Industriales mining in the wholesale power market.

Additionally, in 2022, “Other operating expenses” corresponded to the payment to Espacio Information Technology, S.A. (“Espacio I.T.”), who provided information technology and data processing services to Ferroglobe PLC and certain of its direct and indirect subsidiaries pursuant to several contracts. In April 2022, Grupo VM sold its interest in Espacio I.T. so those transactions do not involve Grupo VM subsidiary and therefore are no longer considered as related party transactions.

26.   Guarantee commitments to third parties and contingent liabilities

Guarantee commitments to third parties

As of December 31, 2024 and 2023, the Company has provided for commitments to third parties amounting to $15,013 thousand and $7,249 thousand, respectively. The Company has estimated a remote likelihood for potential loss allowance and has not recorded an associated provision.

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

Stamp Tax litigation procedure

In February 2021, the Central Economic-Administrative Court ruled against the interest of Ferroglobe in a stamp duty litigation procedure initiated in 2015, where the taxpayer is Abanca. Ferroglobe agreed with Abanca that it continues the litigation at the judiciary level by filing an appeal before the Audiencia Nacional. In January 2023, Audiencia Nacional affirmed the stamp duty reassessment against Abanca but voided the proposed penalty of approximately €600 thousand ($623 thousand). Request for appeal for review of the stamp duty reassessment has been filed before the Spanish Supreme Court. Request for appeal for review was admitted by the Supreme Court on June 12, 2024. As a result of the continuation of this litigation process, with the appropriate granting of bank guarantee by the taxpayer (Abanca), the tax reassessment of approximately €1.4 million ($1.5 million) plus delayed interest is not due at this stage of the process.

Asbestos-related claims

Certain former employees of Ferroglobe France, SAS (formerly known as Pechiney Electrometallurgie, S.A and then known as FerroPem, SAS (“Ferroglobe France”)) may have been exposed to asbestos at its plants in France (Le Giffre which closed in 1993 and Marignac which closed in 2003) in the decades prior to Ferroglobe Group’s purchase of that business in December 2004. During the period in question, Ferroglobe France was wholly-owned by Pechiney Bâtiments, S.A., which had certain indemnification obligations to Ferroglobe pursuant to the 2004 Share Sale and Purchase Agreement under which Ferroglobe acquired Ferroglobe France. Judicial cases were also filed for alleged exposure to asbestos at the Anglefort and Pierrefitte plants, and in late 2024 the Company received information on pre-litigation cases relating to the alleged exposure to asbestos at the Laudun and Montricher plants. As of December 31, 2024, more than 100 such employees have alleged asbestos-related injury to the French social security agencies. Most of these cases include assertions of “inexcusable negligence” (“faute inexcusable”) which, if upheld, may lead to material liability in the aggregate on the part of Ferroglobe France. Ferroglobe France’s inexcusable negligence has been recognized by the Courts in most cases given that it is deemed to have taken over all asbestos liabilities from Pechiney and Ferroglobe France has no record of Pechiney’s compliance with asbestos regulation during the years when asbestos was installed. While the potential liability to Ferroglobe France is in the aggregate material, the damages to be paid to the claimants has in many cases been successfully reduced. In some cases, experts are appointed by the Court to examine the employees’ medical condition for the purpose of assess the proper amount of damages. When relevant, the cases are litigated. Other employees may declare further asbestos-related injuries in the future, and may likewise assert inexcusable negligence. Litigation against, and material liability on the part of, Ferroglobe France will not necessarily arise in each case, and to date a majority of such declared injuries have been minor and have not led to significant liability on Ferroglobe France’s part. Whether liability for “inexcusable negligence” will be found is determined case-by-case, often over a period of years, depending on the evolution of the claimant’s asbestos-related condition, the possibility that the claimant was exposed while working for other employers and, where asserted, the claimant’s ability to prove inexcusable negligence on Ferroglobe France’s part. As of December 31, 2024 and 2023, the Company has recorded $587 thousand and $611 thousand, respectively, in Provisions in the statements of financial position.

Environmental matters

In August 2023, Ferroglobe Metallurgical USA, Inc. entered into Consent Decree with the U.S. Department of Justice and the U.S. Environmental Protection Agency (the “EPA”) to resolve two Notices of Violation/Findings of Violation (“NOV/FOV”) that the EPA issued to the Beverly, Ohio, facility. The first NOV/FOV was issued on July 1, 2015 and alleged certain violations of the Prevention of Significant Deterioration (“PSD”) and New Source Performance Standards provisions of the Clean Air Act associated with a 2013 project performed at the Beverly facility. The second NOV/FOV was issued on December 6, 2016 and alleged opacity exceedances at certain units, the failure to prevent the release of particulate emissions through the use of furnace hoods at a certain unit, and the failure to install Reasonably Available Control Measures (as defined) at certain emission units at the Beverly facility. Pursuant to the terms of the Consent Decree, the Company is required to install additional pollution control equipment, implement other measures to reduce emissions from the facility, including adherence to limits on sulfur content in raw materials, as well as pay a civil penalty of $2,639 thousand. The court entered the Consent Decree on October 12, 2023, and the Company paid the civil penalty on November 6, 2023.

Other legal procedures

In the first quarter of 2023, Ferroglobe Metallurgical USA, Inc. reached full and final settlements of civil lawsuits arising out of 2018 incident at the Selma, Alabama, facility in which two employees were injured, one of whom later died. The Company’s insurer settled those claims for $18,000 thousand and paid the amounts directly.

27.   Income and expenses

27.1 Sales

Sales by geographical area of our customer locations for the years ended December 31 are as follows:

	2024	2023	2022
	US$'000	US$'000	US$'000
Spain	169,541	169,390	282,387
Germany	282,200	276,333	442,331
Other European Countries	211,722	199,789	423,002
USA	573,636	670,854	966,161
Rest of World	406,840	333,668	484,035
Total	1,643,939	1,650,034	2,597,916

27.2 Raw materials and energy consumption for production

Raw materials and energy consumption for production are comprised of the following for the years ended December 31:

	2024	2023	2022
	US$'000	US$'000	US$'000
Purchases of raw materials, supplies and goods	699,210	732,661	793,014
Changes in inventories	19,738	83,033	(163,430)
Energy	171,308	(28,651)	324,218
Others	119,911	78,556	301,419
Write-down of raw materials	3,377	2,192	12,342
Write-down of finished goods	13,586	11,495	17,523
Total	1,027,130	879,286	1,285,086

For the year ended December 31, 2024, the energy cost was reduced by the ARENH benefit and separate contract received from our French energy provider amounting to $63,032 thousand ($186,211 thousand for the year ended December 31, 2023)  (See Note 11).

27.3 Other operating income

Other operating income is comprised of the following for the years ended December 31:

	2024	2023	2022
	US$'000	US$'000	US$'000
Energy	—	—	53,802
Carbon dioxide emissions allowances	75,903	80,316	88,952
Others	8,475	20,676	4,602
Total	84,378	100,992	147,356

Carbon dioxide emission allowances arise from the difference between the fair value of the allowances granted and the nominal amount paid. The deferred income is recognized as “Other operating income” on a systematic basis on the proportion of the carbon dioxide emitted over total carbon dioxide expected to be emitted for the compliance period on the consolidated income statements (see Note 14). During 2024, the Company recorded income related to this totaling $75,903 thousand ($80,316 thousand in 2023 and $88,952 thousand in 2022).

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

Energy income in 2022 mainly related to the benefit received from our French energy provider to stop production in Q4 2022.

27.4 Staff costs

Staff costs are comprised of the following for the years ended December 31:

	2024	2023	2022
	US$'000	US$'000	US$'000
Wages, salaries and similar expenses	201,720	220,293	232,880
Pension plan contributions	7,952	7,978	7,977
Employee benefit costs	70,192	77,588	73,953
Total	279,864	305,859	314,810

Share-based compensation

Equity Incentive Plan

On May 29, 2016, the board of Ferroglobe PLC adopted the Ferroglobe PLC Equity Incentive Plan (the “Plan”) and on June 29, 2016 the Plan was approved by the shareholders of the Company. The Plan is a discretionary benefit offered by Ferroglobe PLC for the benefit of selected senior employees of Ferroglobe PLC and its subsidiaries. The Plan’s main purpose is to reward and foster performance through share ownership. Awards under the plan may be structured either as conditional share awards or options with a $nil exercise price (nil cost options) for awards granted prior to 2021, and with a strike of 0.01 for awards granted since 2021. The awards are subject to a service condition of three years from the date of grant, except from the options granted in 2020 which are subject to a service condition of four years from the date of grant, to the extent that performance conditions are satisfied, and subject to continued service with the Company, remain exercisable until their expiration date. In the case of the options granted in 2021 the options vested on January 1, 2024.

Details of the Plan awards during the current and prior years are as follows:

Number of awards
Outstanding as of December 31, 2021	4,359,436
Granted during the period	848,710
Exercised during the period	(208,076)
Expired/forfeited during the period	(1,198,364)
Outstanding as of December 31, 2022	3,801,706
Granted during the period	1,044,449
Exercised during the period	(7,986)
Expired/forfeited during the period	(277,576)
Outstanding as of December 31, 2023	4,560,593
Granted during the period	894,468
Exercised during the period	(617,463)
Expired/forfeited during the period	(544,644)
Outstanding as of December 31, 2024	4,292,954

Exercisable as of December 31, 2024	2,018,502

The awards outstanding under the Plan at December 31, 2024 and December 31, 2023 were as follows:

				Fair Value at
Grant Date	Performance Period	Expiration Date	Exercise Price	Grant Date	2024	2023
June 19, 2024	December 31, 2026	—	0.01	$7.22	891,135	—
May 30, 2023	December 31, 2025	—	0.01	$6.64	966,346	1,044,449
September 22, 2022	December 31, 2024	—	0.01	$8.53	416,972	571,134
September 9, 2021	December 31, 2021	September 9, 2031	0.01	$8.83	675,137	1,255,824
December 16, 2020	December 31, 2020	December 16, 2030	nil	$1.23	1,058,698	1,352,788
March 13, 2019	December 31, 2021	March 13, 2029	nil	$2.69	123,743	129,824
June 14, 2018	N/A	June 14, 2028	nil	$9.34	—	44,650
March 21, 2018	December 31, 2020	March 21, 2028	nil	$22.56	50,689	51,690
June 1, 2017	December 31, 2019	June 1, 2027	nil	$16.77	77,712	77,712
November 24, 2016	December 31, 2018	November 24, 2026	nil	$16.66	32,522	32,522
					4,292,954	4,560,593

The awards outstanding as of December 31, 2024 have a weighted average remaining contractual life of 3.64 years (8.52 years in 2023 and 8.33 years in 2022).

The weighted average share price at the date of exercise for stock options exercised in the year ended December 31, 2024 was $4.95 ($4.92 in 2023 and $6.46 in 2022).

As of December 31, 2024, all of the outstanding awards were subject to performance conditions (4,515,944 awards in 2023 and 3,757,056 awards in 2022). For those awards subject to performance conditions, upon completion of the three-year service period, the recipient will receive a number of shares or nil cost options of between 0% and 150% of the above award numbers, depending on the financial performance of the Company during the performance period. In addition, the grants are subject to a multiplier for successful completion of the Company’s ESG action plan 2023-2025 which can either reduce or increase the total amounts of payouts. The multiplier ranges from 90% to 120% based on the related accomplishment of the ESG-specific targets.

The performance conditions for the shares granted in 2024 can be summarized as follows:

Vesting Conditions
70% based on average ROCE
30% based on total shareholder return (TSR) relative to a comparator group

The performance conditions for the shares granted in 2023 and 2022 can be summarized as follows:

Vesting Conditions
40% based on cumulative earnings before interest and tax (EBIT)
40% based on cumulative operational cash flow
20% based on total shareholder return (TSR) relative to a comparator group

Fair Value

The weighted average fair value of the awards granted during the year ended December 31, 2024 was $7.22 ($6.64 in 2023 and 8.53 in 2022). The Company estimates the fair value of the awards using Stochastic and Black-Scholes option pricing models (Level 3). Where relevant, the expected life used in the model has been adjusted for the remaining time from the date of valuation until options are expected to be received, exercise restrictions (including the probability of meeting market conditions attached to the option), and performance considerations. Expected volatility is calculated over the period commensurate with the remainder of the performance period immediately prior to the date of grant.

The following assumptions were used to estimate the fair value of the awards:

	Grant date
	June 19, 2024	May 30, 2023	September 22, 2022
Grant date share price	$5.17	$4.50	$5.76
Exercise price	0.01	0.01	0.01
Expected volatility	59.4%	87.7%	94.3%
Option life	3.00 years	3.00 years	3.00 years
Dividend yield	—	—	—
Risk-free interest rate	4.44%	4.13%	4.12%
Remaining performance period at grant date (years)	3.00	3.00	3.00
Company TSR at grant date	(1.78)%	0,64%	(27.2)%
Median comparator group TSR at grant date	8.41	10.5	10.5

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

For the year ended December 31, 2024, share-based compensation expense related to all non-vested awards amounted to $4,924 thousand, which is recorded in staff costs ($7,402 thousand in 2023 and $5,836 thousand in 2022).

27.5 Other operating expenses

Other operating expenses are comprised of the following for the years ended December 31:

	2024	2023	2022
	US$'000	US$'000	US$'000
Carbon dioxide credit	75,756	81,870	100,220
Services of independent professionals	52,692	40,687	74,552
Freight cost	61,942	51,415	78,245
Insurance premiums	14,982	15,506	14,963
Tax	12,802	11,280	15,919
Other operating expenses	47,008	69,332	62,353
Total	265,182	270,090	346,252

27.6 Depreciation and amortization

Depreciation and amortization is comprised of the following for the years ended December 31:

	2024	2023	2022
	US$'000	US$'000	US$'000
Amortization of intangible assets (Note 7)	474	663	725
Depreciation of property, plant and equipment (Note 8)	74,989	72,869	80,834
Total	75,463	73,532	81,559

27.7 Finance income and finance costs

Finance income is comprised of the following for the years ended December 31:

	2024	2023	2022
	US$'000	US$'000	US$'000
Gain from financial assets measured at fair value (Note 9)	3,237	—	—
Other finance income	4,011	5,422	2,274
Total	7,248	5,422	2,274

Other finance income for the year ended December 31, 2024 is mainly due to interest received from money market funds of $2,558 thousand.

Finance costs are comprised of the following for the years ended December 31:

	2024	2023	2022
	US$'000	US$'000	US$'000
Interest on debt instruments (Note 19)	1,776	24,414	40,913
Interest on loans and bank borrowings (Note 17 and Note 20)	7,198	3,794	9,482
Interest on leases (Note 18)	5,935	5,199	1,587
Interest on note and bill discounting	563	127	125
Other finance costs	6,470	5,259	8,908
Total	21,942	38,793	61,015

Interest on debt instruments has decreased as of December 31, 2024 due to the full redemption of the Reinstated Senior Notes by $147,624 thousand in February 2024 (see Note 19). As the Notes were redeemed at 102.34375% of the principal amount, the Company paid a call premium of $3,460 thousand, which was recorded within other finance costs.

27.8 Impairment loss

Impairment (loss) gain is comprised of the following for the years ended December 31:

	2024	2023	2022
	US$'000	US$'000	US$'000
Impairment of goodwill (Note 6)	(15,483)	—	—
Impairment of property, plant and equipment (Note 8)	(24,940)	(25,768)	(56,999)
Impairment of non-current financial assets	(2,629)	478	—
Impairment loss	(43,052)	(25,290)	(56,999)

28.   Remuneration of key management personnel

The remuneration of the key management personnel (14 employees for the years ended December 31, 2024, 2023 and 2022 respectively), which comprises the Company’s management committee, during the years ended December 31 is as follows:

	2024	2023	2022
	US$'000	US$'000	US$'000
Fixed remuneration	5,889	5,894	5,404
Variable remuneration	4,898	4,492	5,199
Contributions to pension plans and insurance policies	321	299	315
Share-based compensation	3,939	7,402	5,937
Termination benefits	281	262	316
Other remuneration	19	18	16
Total	15,347	18,367	17,187

During 2024, 2023 and 2022, no loans and advances have been granted to key management personnel.

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

Foreign currency risk

Ferroglobe generates sales revenue and incurs operating costs in various currencies. The prices of finished goods are largely determined in international markets, primarily in USD and Euros. Foreign currency risk is partly mitigated by the generation of sales revenue, the purchase of raw materials and other operating costs being denominated in the same currencies. Although it has done so on occasions in the past, and may decide to do so in the future, the Company does not generally enter into foreign currency derivatives in relation to its operating cash flows. As of December 31, 2024 and December 31, 2023, the Company was not party to any foreign currency forward contracts.

In July 2021, the Company completed a restructuring of its $350,000 thousand of senior unsecured Notes due 2022. This included the issue of additionally $60,000 thousand (which were fully repaid in June 2022) of super senior secured Notes due 2025 (see Note 19) and the repayment of certain existing indebtedness denominated in a number of currencies across its subsidiaries. The Company is exposed to foreign exchange risk as the interest and principal of the Notes is payable in USD, whereas its operations principally generate a combination of USD and Euro cash flows. As of December 31, 2023 the debt balance related to the Reinstated Senior Notes was $154,780 thousand, which were fully repaid in February 2024.

During the year ended December 31, 2024 and 2023 the Company did not enter into any cross currency swaps.

Foreign currency sensitivity analysis

The Company’s exposure to foreign currency risk arises from the translation of the foreign currency exchange gains and losses on cash and cash equivalents, accounts receivable, accounts payable and inventories that are denominated in foreign currency.

Depreciation or appreciation of the USD by 10% against EUR, CAD and ZAR at December 31, 2024, while all other variables remained constant, would have increased or (decreased) the net profit before tax of $5,165 thousand ($16,502 thousand in 2023).

Interest rate risk

Ferroglobe is exposed to interest rate risk in respect of its financial liabilities that bear interest at floating rates. These primarily comprise bank borrowings (see Note 17) and other financial liabilities (see Note 20).

During the years ended December 31, 2024 and 2023, the Company did not enter into any interest rate derivatives in relation to its interest bearing credit facilities.

Interest Rate Sensitivity analysis

At December 31, 2024, an increase of 1% in interest rates would have given rise to additional borrowing costs of $714 thousand (2023: $604 thousand).

Power risk

Power generally constitutes one of the larger expenses for most of Ferroglobe’s products. Ferroglobe focuses on minimizing energy prices and unit consumption throughout its operations by concentrating its silicon and manganese-based alloy production during periods when energy prices are lower. In 2024, Ferroglobe’s total power consumption was 5,915 gigawatt-hours (5,834 in 2023), with power contracts that vary across its operations.

For the years ended December 31, 2024 and 2023, respectively, Ferroglobe engaged in discussions with energy companies to secure Power Purchase Agreements (“PPAs”) based on Solar and wind generation. Four PPAs were signed in July 2024 with a total volume of 150,000 MWhs/year at a fixed price between 43 and 58 EUR/MWh. In November 2024, the Company entered into an additional PPA on a pay as produced basis at a maximum price of 50 EUR/MWh during 10 years from the commencement of operation of the plants which is expected in 2029. Two wind PPAs were signed in 2023 with a total volume of 130 GWh at a fixed price between 50 and 77 EUR/MWh, with one being cancelled in 2024. Additionally, in December, 2023, the Company entered into three PPAs to supply to Sabón 285 GWh/year on a pay as produced basis at a maximum price of 50 EUR/MWh for 10 years from the commencement of operation of the plants which is expected in 2028.

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

Power Risk Sensitivity analysis

At December 31, 2024 a 10% change in total power consumption would yield a $23,434 thousand increase or (decrease) in our energy expenditures and resulting opposite impact to net profit before tax.

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

Since October 2020, the Company entered into a factoring program where the receivables of some of the Company’s French and Spanish entities are prefinanced by a factor (see Note 9 and 16). In February 2022, Ferroglobe Spain Metals signed an additional factoring agreement with Bankinter.

c) Liquidity risk

The purpose of the Company’s liquidity and financing policy is to ensure that the Company keeps sufficient funds available to meet its financial obligations as they fall due. Changes in financial assets and liabilities are monitored on an ongoing basis.

As of December 31, 2024 and 2023, Ferroglobe had restricted cash and cash and cash equivalents of $133,271 thousand and $137,649 thousand, respectively. As of December 31, 2024, the Company’s total outstanding debt is $210,554 thousand ($310,998 thousand in 2023), consisting of $114,370 thousand (2023: $61,525 thousand) in short-term , including the current portion of long-term debt and $96,184 thousand (2023: $249,463 thousand) in long-term debt.

The Company’s main sources of financing are as follows:

●	In 2021, the Company exchanged 98.6% of its $350 million 9.375% senior unsecured notes due in March 2022 (the “Old Notes”) for total consideration of (i) $1,000 aggregate principal amount of the new 9.375% senior secured notes due in 2025 (the “Reinstated Senior Notes”) for each $1,000 aggregate principal amount of Old Notes, plus (ii) cash amount to $51.6 million, which the Company’s Parent applied as cash consideration for a subscription of new ordinary shares of the Company.

In July 2023, the Company via its subsidiary issuers of Reinstated Senior Notes partially redeemed such Reinstated Senior Notes at 102.34375% of the principal amount plus accrued interest. The issuers elected to redeem an aggregate principal amount of $150.0 million of the Reinstated Senior Notes plus accrued and unpaid interest of $14.0 million.

In February 2024, the Company completed the full redemption of the Reinstated Senior Notes at 102.34375% of the principal amount plus accrued interest. The issuers elected to redeem an aggregate principal amount of $147,624 thousand of the Reinstated Senior Notes, the entire amount outstanding as of the redemption date, plus accrued and unpaid interest and call premium of $4,075 thousand.

●	In 2016, a Company subsidiary entered into a loan agreement with the Spanish Ministry of Industry, Tourism and Commerce (the “Ministry”) to borrow an aggregate principal amount of €44.9 million ($50.2 million) in connection with the industrial development projects relation to a silicon purification project at an annual interest rate of 3.6%. The Company is required to repay this loan in seven instalments commencing in 2023 and to be completed by 2030.

●	In October 2020, the Company signed a factoring agreement with a financial institution for anticipating the collection of receivables of the Company’s European subsidiaries. During 2024, the factoring agreement provided upfront cash consideration of $427,772 thousand ($431,274 thousand in 2023). The Company has repaid $420,873 thousand ($454,576 thousand in 2023), recognizing bank borrowing debt of $35,059 thousand as of December 31, 2024 (2023: $30,683 thousand).
●	In February 2022, a Company subsidiary signed an additional factoring agreement with Bankinter. This program offers the possibility to sell the receivables corresponding to 11 customers pre-approved by the bank and its credit insurers.
●	In June 2022, a Company subsidiary entered into a five-year, $100 million asset-based revolving credit facility (the “ABL Revolver”), with BMO as lender and agent. The maximum amount available under the ABL Revolver is subject to a borrowing base test comprising North American inventory and accounts receivable. For the years ended December 31, 2024 and 2023, the Company drew down $32,000 thousand and $1,000 thousand, respectively, which has been fully repaid, yielding no balance due as of the end of both years.
●	In 2020, a Company subsidiary entered into a loan agreement with BNP Paribas to borrow an aggregate principal amount, interest-free, of €4.5 million ($5.3 million), to finance the Company’s activities in France. The French government guaranteed the loan in line with special measures taken in response to the COVID-19 pandemic. The loan is to be repaid by 2026. The Company is liable for a fee of 0.5% equal based on the total borrowed capital.
●	In 2020, a Company subsidiary entered into a loan agreement with Investissement Québec to borrow an aggregate principal amount, interest-free, of CAD 7.0 million ($5.5 million) to finance its capital expenditures activities in Canada. The loan is to be repaid over a seven-year period, with payments deferred for the first three years from the inception of the loan.
●	In March 2022, two Spanish Company subsidiaries and the Sociedad Estatal de Participaciones Industriales (“SEPI”), a Spanish state-owned industrial holding company affiliated with the Ministry of Finance and Administration, entered into a loan agreement of €34.5 million ($38.3 million). This loan is part of the SEPI fund intended to provide assistance to non-financial companies operating in strategically important sectors within Spain as a result of the COVID-19 pandemic.
●	In September 2024, a U.S. Company subsidiary and Citizens entered into three lease schedules from October to December 2024 pursuant to terms and conditions of the Master Lease Agreement. The company started to lease assets for a three or five-year period, receiving $6.1 million upfront as part of a sale of assets to the Lessor. In return, the Company will make monthly lease payments of $130 thousand over a 3-year period and $35 thousand over a 5-year period.

●	The BME's (Spanish Stock Exchange) fixed income market admitted the Company’s Commercial Paper Program to trading for a maximum outstanding amount of EUR 50 million. The commercial paper to be issued under the program will have unit denominations of EUR 100 thousand with maturities up to two years. Under this program, the Company will be able to issue commercial paper flexibly over 12 months. This program is led by Bankinter as arranger and agent. In December 2024, Ferroglobe PLC issued 99 commercial paper units totalling EUR 9,900 thousand ($10,255 thousand) at a fixed rate of 5.88%.
●	In December 2024, one of the Company’s French subsidiaries entered into a loan agreement with Banque Palatine to borrow an aggregate principal of €7,000 thousand ($7,272 thousand). This loan is guaranteed by a pledge on a future receivable consisting of the Anglefort plant Co2 compensation credits to be received from the French Government in the first half of 2025. This outstanding debt balance is due by September 2025 if the French Government fails to remit the relevant Co2 credits prior. This facility bears interest at Euribor 3-month plus 1%.
●	In December 2024, Ferroglobe South Africa as borrower, Ferroglobe PLC as a guarantor and ABSA bank entered into the ABSA financing facility for a total amount of up to ZAR 350 million ($18.5 million). The amount available for drawdown is calculated based on collateral composed of eligible receivables and inventory. Drawdowns accrue interest at the Prime Rate (ZAR) less 1.18%.

Quantitative information

i.	Interest rate risk:

At December 31, the Company’s interest-bearing financial liabilities were as follows:

	2024
	Fixed rate	Floating rate	Total
	U.S.$'000	U.S.$'000	U.S.$'000
Bank borrowings (Note 17)	14,831	42,331	57,162
Obligations under leases (Note 18)	69,452	—	69,452
Debt instruments (Note 19)	—	10,135	10,135
Other financial liabilities (Note 20)	52,380	19,484	71,864
	136,663	71,950	208,613

	2023
	Fixed rate	Floating rate	Total
	U.S.$'000	U.S.$'000	U.S.$'000
Bank borrowings (Note 17)	15,865	30,683	46,548
Obligations under leases (Note 18)	66,250	—	66,250
Debt instruments (Note 19)	154,780	—	154,780
Other financial liabilities (Note 20)	57,218	20,224	77,442
	294,113	50,907	345,020

ii.	Liquidity risk:

The table below summarizes the Company’s financial liabilities to be settled by the Company based on their maturity as of December 31, 2024, based on contractual undiscounted payments. The table includes both interest and principal cash flows. The table below assumes that the principal will be paid at maturity date.

	2024
	Less than 1 year	Between 1-2 years	Between 2-5 years	After 5 years	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings	43,251	681	13,230	—	57,162
Leases	14,225	14,504	26,155	114,925	169,809
Debt instruments	10,268	—	—	—	10,268
Financial loans from government agencies	47,283	9,408	12,960	—	69,651
Payables to related parties	2,664	—	—	—	2,664
Payable to non-current asset suppliers	7,066	143	—	—	7,209
Contingent consideration	2,163	1,489	—	—	3,653
Trade and other payables	157,064	—	—	—	157,064
	283,985	26,225	52,345	114,925	477,479

	2023
	Less than 1 year	Between 1-2 years	Between 2-5 years	After 5 years	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings	31,635	—	1,683	13,230	46,548
Leases	12,923	13,778	21,946	126,111	174,758
Debt instruments	19,692	168,705	—	—	188,397
Financial loans from government agencies	14,653	51,243	15,444	3,586	84,926
Payables to related parties	2,198	—	—	—	2,198
Payable to non-current asset suppliers	9,791	336	—	—	10,127
Contingent consideration	400	983	677	—	2,060
Trade and other payables	183,375	—	—	—	183,375
	274,667	235,045	39,750	142,927	692,389

Additionally, as of December 31, 2024, the Company has long-term power purchase commitments amounting to $293,709 thousand ($434,507 thousand in 2023), which represents minimum charges that are enforceable and legally binding, and do not represent total anticipated purchase.

The Reindus and the SEPI loans classified as financial loans from government agencies have early redemption options.

Changes in liabilities arising from financing activities

The changes in liabilities arising from financing activities during the year ended December 31, 2024 and 2023 were as follows:

	January 1, 2024	Changes from financing cash flows	Effect of changes in foreign exchange rates	Interest expenses	Other changes	December 31, 2024
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings (Note 17)	46,548	9,529	(2,389)	3,887	(413)	57,162
Obligations under leases (Note 18)	66,250	(16,201)	—	5,935	13,468	69,452
Debt instruments (Note 19)	154,780	(144,993)	(114)	1,799	(1,337)	10,135
Financial loans from government agencies (Note 20)	77,442	(3,458)	(4,034)	4,371	(2,457)	71,864
Total liabilities from financing activities	345,020	(155,123)	(6,537)	15,992	9,261	208,613
Other amounts paid due to net financing activities		(20,385)
Net cash (used) in financing activities		(175,508)

	January 1, 2023	Changes from financing cash flows	Effect of changes in foreign exchange rates	Interest expenses	Other changes	December 31, 2023
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings (Note 17)	77,833	(26,798)	1,716	2,568	(8,771)	46,548
Obligations under leases (Note 18)	58,536	(14,967)	1,721	5,199	15,761	66,250
Debt instruments (Note 19)	343,442	(209,245)	—	22,989	(2,406)	154,780
Financial loans from government agencies (Note 20)	98,661	(23,740)	2,565	4,847	(4,891)	77,442
Total liabilities from financing activities	578,472	(274,750)	6,002	35,603	(307)	345,020
Other amounts paid due to net financing activities		(7,397)
Net cash (used) in financing activities		(282,147)

30.   Fair value measurement

Fair value of assets and liabilities that are measured at fair value

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities that are carried at fair value in the statement of financial position:

	December 31, 2024
		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Total	(Level 1)	(Level 2)	(Level 3)
	US$'000	US$'000	US$'000	US$'000
Property, plant and equipment (Note 8):
Property, plant and equipment	21,058	—	21,058	—
Other financial assets (Note 9):
Equity securities	1,815	1,815	—	—
Financial investments	5,500	—	—	5,500
Other financial instruments (Note 21):
Derivative financial assets - PPA	23,649	—	23,649	—
Derivative financial liabilities - PPA	(1,045)	—	(1,045)	—
Other liabilities (Note 23):
Contingent consideration in a business combination	(3,338)	—	—	(3,338)

	December 31, 2023
		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Total	(Level 1)	(Level 2)	(Level 3)
	US$'000	US$'000	US$'000	US$'000
Other financial assets (Note 9):
Listed equity securities	1,080	1,080	—	—
Other financial instruments (Note 21):
Derivative financial assets - PPA	26,684	—	26,684	—
Derivative financial liabilities - PPA	(699)	—	(699)	—
Other liabilities (Note 23):
Contingent consideration in a business combination	(1,732)	—		(1,732)

A reconciliation of the beginning and ending balances of all liabilities at fair value on recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2024, presented as follows:

Total
US$'000
Fair value at December 31, 2021	(26,527)
Changes in fair value through profit or loss	1,758
Payments	18,931
Fair value at December 31, 2022	(5,838)
Changes in fair value through profit or loss	(717)
Payments	4,823
Fair value at December 31, 2023	(1,732)
Changes in fair value through profit or loss	(5,467)
Payments	3,861
Fair value at December 31, 2024	(3,338)

31.   Other disclosures

Restricted Net Assets

Certain of our entities are restricted from remitting certain funds to us in the form of cash dividends or loans by a variety of contractual requirements. These restrictions are related to standard covenant requirements included in our bank borrowings and debt instruments, such as the SEPI loan and the ABL Revolver. Additionally, the Company has certain restrictions in its partnerships with Dow Silicones Corporation. Consequently, net assets from Ferroglobe subsidiaries Ferroglobe USA Inc, and other subsidiaries in the U.S.A, Ferroglobe Canada, Ferroglobe Spain Metals and the partnerships with Dow are restricted. Please refer to Notes 9, 17 and 20 for further details of these restrictions.

As of December 31, 2024 and 2023 the restricted net assets of the Ferroglobe Group’s subsidiaries were $304,293 thousand and $328,572 thousand, respectively. The Company performed a test on the restricted net assets of combined subsidiaries in accordance with Securities and Exchange Commission (“SEC”) Rule 5-04 (c) of Regulation S.X ‘what schedules are to be filed’ and concluded the restricted net assets exceed 25% of the consolidated net assets of the Company at December 31, 2024 and 2023. Therefore, the separate condensed financial statements, as per SEC Rule 12-04 of Regulation S-X, of Ferroglobe PLC are presented as Appendix I to these consolidated financial statements.

32.   Events after the reporting period

Management has evaluated subsequent events after the balance sheet date, through the issuance of these consolidated financial statements, for appropriate accounting and disclosures.

SEPI loan repayment

In March 2025, the Company partially repaid the SEPI loan as per the agreed amortization schedule of $17,960 thousand.

Dividend payment

In March 2025, the Company distributed dividends to its ordinary shareholders totaling $2,613 thousand.

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

SCHEDULE I -  FERROGLOBE PLC (Parent company)

CONDENSED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2024 AND 2023

(in USD Thousands)

	2024	2023
ASSETS
Non-current assets
Investment in subsidiaries	649,936	645,088
Property, plant and equipment	338	462
Loans to group companies	3,250	54,959
Total non-current assets	653,524	700,509

Current assets
Trade and other receivables	347	1,443
Trade and other receivables from subsidiaries	26,619	37,932
Other current assets	368	390
Cash and cash equivalents	614	227
Total current assets	27,948	39,992
Total assets	681,472	740,501
EQUITY AND LIABILITIES
Equity
Share capital	1,964	1,964
Other Reserves	(149,321)	(151,742)
Retained earnings	711,258	739,524
Total equity	563,901	589,746

Non-current liabilities
Lease liabilities	286	406
Loans from group companies	61,447	37,999
Other non-current liabilities	—	198
Total non-current liabilities	61,733	38,603
Current liabilities
Debt instruments	10,135	—
Lease liabilities	137	126
Trade and other payables	3,196	2,365
Loans from group companies	10,303	67,903
Trade and other payables to subsidiaries	31,967	41,652
Current income tax liabilities	—	—
Other current liabilities	100	106
Total current liabilities	55,838	112,152
Total equity and liabilities	681,472	740,501

The accompanying notes are an integral part of these Condensed Financial Statements.

SCHEDULE I -  FERROGLOBE PLC (Parent company)

CONDENSED INCOME STATEMENT FOR THE PERIODS ENDING DECEMBER 31, 2024, 2023 and 2022

(in USD Thousands)

	2024	2023	2022

Other operating income	20,905	28,799	41,816
Staff costs	—	—	(5,864)
Other operating expense	(34,512)	(36,221)	(51,864)
Depreciation and amortization	(126)	(123)	(104)
Finance income	889	31,982	4,029
Finance costs	(6,477)	(19,638)	(26,444)
Exchange differences	447	86	(2,005)
Impairment gain	—	429	—
(Loss) profit before tax	(18,874)	5,314	(40,436)
Income tax benefit (expense)	367	115	—
Total (loss) profit for the year	(18,507)	5,429	(40,436)

The accompanying notes are an integral part of these Condensed Financial Statements.

SCHEDULE I - FERROGLOBE PLC (Parent company)

CONDENSED STATEMENT OF CASH FLOWS FOR THE PERIODS ENDING DECEMBER 31 2024, 2023 and 2022

(In USD thousands)

	2024	2023	2022

Cash flows from operating activities:
(Loss) profit for the year	(18,507)	5,429	(40,436)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Income tax (benefit) expense	(367)	(115)	—
Depreciation and amortization	126	123	104
Finance income	(889)	(31,982)	(4,029)
Finance costs	6,477	19,638	26,444
Exchange differences	(447)	(86)	2,005
Impairment (gain) loss	—	(429)	—
Share-based compensation	—	—	5,836
Changes in operating assets and liabilities:
Decrease (Increase) in trade and other receivables	12,536	53,052	7,138
(Decrease) increase in trade and other payables	(14,191)	(13,680)	5,205
Other changes in operating assets and liabilities	(215)	(8,276)	(492)
Income tax received	367	—	—
Net used cash (used) provided by operating activities	(15,110)	23,674	1,775
Cash flows from investing activities:
Other intangible assets	—	—	(522)
Loans to group companies	—	(3,250)	—
Proceeds from loans to group companies	51,709	120,510	—
Net cash provided (used) by investing activities	51,709	117,260	(522)
Cash flows from financing activities:
Dividends paid	(9,758)	—	—
Repayment of debt instruments	—	—	(2,181)
Proceeds from debt instruments	10,255	—	—
Payments for debt issuance cost	(6)	—	—
Payments for lease liabilities	(153)	(149)	(123)
Proceeds from loans from group companies	40,947	6,770	—
Repayments of loans from group companies	(75,089)	(147,882)	—
Payments to acquire own shares	(2,428)	—	—
Net cash used in financing activities	(36,232)	(141,261)	(2,304)
Total net cash flows for the year	367	(327)	(1,051)
Beginning balance of cash and cash equivalents	227	605	1,311
Foreign exchange gain (losses) on cash and cash equivalents	20	(51)	345
Ending balance of cash and cash equivalents	614	227	605

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

2. Commitments, long term obligations and contingencies

Commitments and long term obligations

As of December 31, 2024, Ferroglobe PLC only has long-term obligations related to intercompany loans. These main long- term obligations are the following:

-$57.9 million to Ferroglobe Holding Company, LTD related to a revolving credit facility signed on July 27, 2021 and due in November 31, 2026.
-$3.5 million to Ferroglobe USA Metallurgical, Inc related to a Promissory Note signed on October 1, 2020, extended in April 2024 and due on September 15, 2028.
-

Contingencies and guarantees

As of December 31, 2024, Ferroglobe PLC is guarantor of the following material obligations:

●	€34.5 million ($38.3 million) in indebtedness issued by Ferroglobe Spain Metals and Ferroglobe Corporate Services under the agreement with the Sociedad Estatal de Participaciones Industriales (“SEPI”), a Spanish state-owned industrial holding company affiliated with the Ministry of Finance and Administration; and
●	$7 million in connection with the New Markets Tax Credit Program in relation to our Selma, Alabama, plant and due in the event any tax credits under the Program are disallowed or recaptured.

As of December 31, 2024, 2023 and 2022, Ferroglobe PLC has no material contingencies.

3.Dividends from subsidiaries

For the years ending December 31, 2024, 2023 and 2022 Ferroglobe PLC did not receive cash dividends from its subsidiaries.