Form 20-F
period 2025-12-31
Ferroglobe PLC
filed 2026-03-26
CIK 1639877

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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

Ordinary Shares (nominal value of $0.01)	186,860,517

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

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Investors should read the section entitled “Item 3.D.—Key Information—Risk Factors” and the description of our segments in the section entitled “Item 4.B.—Information on the Company—Business Overview” for a more complete discussion of the factors that could affect us. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in, or suggested by, the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following:

●	the impacts of the Ukraine-Russia conflict;
●	increases in energy prices, disruptions in the supply of power and changes in governmental regulation of the power sector and the effect on costs of production;
●	the outcomes of pending or potential litigation;
●	operating costs, customer losses and business disruptions (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) that may be greater than expected;
●	the retention of certain key employees;
●	the current and anticipated competitive landscape;
●	our ability to adapt products and services to changes in technology or the marketplace;
●	our ability to maintain and grow relationships with customers and clients;
●	the historic cyclicality of the metals industry and the attendant swings in market price and demand;
●	the availability of raw materials and transportation;
●	costs associated with labor disputes and stoppages;
●	our ability to maintain our liquidity and to generate sufficient cash to service indebtedness;
●	the integration and development of prior and future acquisitions;
●	the availability and cost of maintaining adequate levels of insurance;
●	our ability to protect trade secrets, trademarks and other intellectual property;

●	equipment failures, delays in deliveries or catastrophic loss at any of our manufacturing facilities, which may not be covered under any insurance policy;
●	exchange rate fluctuations;
●	changes in laws protecting U.S., Canadian and European Union companies from unfair foreign competition (including antidumping and countervailing duty orders and laws) or the measures currently in place or expected to be imposed under those laws;
●	compliance with, or potential liability under, environmental, health and safety laws and regulations (and changes in such laws and regulations, including in their enforcement or interpretation);
●	risks from international operations, such as foreign exchange fluctuations, tariffs, duties and other taxation, inflation, increased costs, political risks and our ability to maintain and increase business in international markets;
●	risks associated with mining operations, metallurgical smelting and other manufacturing activities;
●	our ability to manage price and operational risks including industrial accidents and natural disasters;
●	our ability to acquire or renew permits and approvals;
●	potential losses due to unanticipated cancellations of service contracts;
●	risks associated with potential unionization of employees or work stoppages that could adversely affect our operations;
●	changes in tax laws (including under applicable tax treaties) and regulations or to the interpretation of such tax laws or regulations by governmental authorities;
●	changes in general economic, business and political conditions, including changes in the financial markets;
●	uncertainties and challenges surrounding the implementation and development of new technologies;
●	risks related to potential cybersecurity breaches;
●	risks related to our capital structure;
●	risks related to our ordinary shares;
●	our foreign private issuer (“FPI”) status, the loss of which would require us to comply with the Exchange Act’s domestic reporting regime, and cause us to incur significant legal, accounting and other expenses;
●	our incorporation in the United Kingdom (“U.K.”), the laws of which govern our corporate affairs and may differ from those applicable to companies incorporated in the U.S.;
●	our failure to maintain an effective system of internal control over financial reporting; and
●	the other risk factors discussed under “Item 3.D.—Key Information—Risk Factors.”

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

Definitions

Unless otherwise specified or the context requires otherwise in this Annual Report:

●	the terms (1) “we,” “us,” “our,” “Company,” “Ferroglobe,” and “our business” refer to Ferroglobe PLC and its subsidiaries, including Ferroglobe USA, Inc. and its consolidated subsidiaries and Ferroglobe Spain Metals S.A.U. and its consolidated subsidiaries;
●	“ABL Revolver” refers to the credit agreement, dated as of June 30, 2022, between Ferroglobe subsidiaries Ferroglobe USA, Inc, and QSIP Canada ULC, as borrowers, for a Credit and Security Agreement for a $100 million North American asset-based revolving credit facility, with Bank of Montreal, as lender.
●	“Business Combination” refers to the business combination of Ferroglobe USA, Inc (formerly “Globe”) and Ferroglobe Spain Metals (formerly FerroAtlántica) as wholly-owned subsidiaries of Ferroglobe PLC on December 23, 2015;
●	“Class A Ordinary Shares” refers to share capital issued in connection with the Business Combination, which was subsequently converted into ordinary shares of Ferroglobe PLC as a result of the distribution of beneficial interest units in the Ferroglobe Representation and Warranty Insurance Trust to certain Ferroglobe PLC shareholders on November 18, 2016;
●	“consolidated financial statements” refers to the audited consolidated financial statements of Ferroglobe PLC and its subsidiaries as of December 31, 2025 and December 31, 2024 and for each of the years ended December 31, 2025, 2024 and 2023, including the related notes thereto, prepared in accordance with IFRS (as such terms are defined herein);
●	“EBIT” refers to earnings before interest and taxes;
●	“EBITDA” refers to earnings before interest, taxes, depreciation and amortization;

●	“Gross Debt” is the summation of (i) bank borrowings excluding factoring agreements; (ii) debt instruments; and (iii) other financial liabilities;
●	“IBOR” refers to the basic rate of interest used under some financial instruments.
●	“IFRS” refers to IFRS Accounting Standards as issued by the International Accounting Standards Board;
●	“Reinstated Senior Notes” refer to the 9.375% senior secured notes due 2025 issued in exchange for 98.588% of the 9.375% senior unsecured notes due 2022, in each case issued by Ferroglobe Finance Company PLC and Ferroglobe USA, that were fully repaid in 2024;
●	“ROCE” refers to the return on capital for the relevant fiscal year determined as the result of (EBIT) / (Equity + Gross Debt);
●	“shares” or “ordinary shares” refer to the authorized share capital of Ferroglobe PLC;
●	“tons” refer to metric tons (2,204.6 pounds or 1.1 short tons);
●	“U.S. Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended;
●	“U.S. Securities Act” refers to the U.S. Securities Act of 1933, as amended; and
●	“ZAR” refers to the currency abbreviation in forex markets for the South African Rand, the official currency of South Africa.

PRESENTATION OF FINANCIAL INFORMATION

The selected financial information as of December 31, 2025 and December 31, 2024 and for the years ended December 31, 2025, 2024 and 2023 is derived from our consolidated financial statements, which are included elsewhere in this Annual Report and which are prepared in accordance with IFRS.

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

Not applicable.

D.    Risk factors.

Summary of Risk Factors

Risks Related to Our Business and Industry

●	Our operations depend on industries including the steel, aluminum, polysilicon, silicone and photovoltaic/solar industries, which, in turn, rely on several end markets. A downturn or change in these industries or end-markets could adversely affect our business, results of operations and financial condition.
●	The metals industry is cyclical and has been subject in the past to swings in market price and demand which has led to and could in the future again lead to volatility in our financial results.
●	Our business is particularly sensitive to increases in energy costs, which could materially increase our cost of production.
●	Losses caused by disruptions in the supply of power would reduce our profitability.
●	We could incur significant cash expenses for temporary and potential permanent idling of facilities.
●	Any decrease in the availability, or increase in the cost, of raw materials or transportation could materially increase our costs.
●	Cost increases in raw material inputs may not be passed on to our customers, which could negatively impact our profitability.
●	Metallurgical manufacturing and mining are inherently dangerous activities and any accident resulting in injury or death of personnel or prolonged production shutdowns could adversely affect our business and operations.

●	We are heavily dependent on our mining operations, which are subject to certain risks that are beyond our control and which could result in materially increased expenses and decreased production levels.
●	Natural disasters and climate change could affect our facilities, suppliers or customers, negatively impacting our operations.
●	We make a significant portion of our sales to a limited number of customers, and the loss of a portion of the sales to these customers could have a material adverse effect on our revenues and profits.
●	Products we manufacture may be subject to unfair import competition that may affect our profitability.
●	We operate in a highly competitive industry.
●	Competitive pressure from Chinese steel, aluminum, polysilicon and silicone producers may adversely affect the business of our customers, reducing their demand for our products. Our customers are losing market share to their Chinese competitors who, by producing and sourcing locally, are limiting our sales opportunities.
●	We are subject to the risk of union disputes and work stoppages at our facilities, which could have a material adverse effect on our business.
●	We are dependent on key personnel.
●	Shortages of skilled labor could adversely affect our operations.
●	In certain circumstances, the members of our Board may have interests that may conflict with yours as a holder of ordinary shares.
●	We may not realize the cost savings and other benefits that we expect to achieve.
●	Any failure to integrate acquired businesses successfully or to complete future acquisitions successfully could be disruptive of our business and limit our future growth.
●	We engage in related party transactions with affiliates of Grupo VM, our principal shareholder.
●	Although we are not currently operating at full capacity, we have previously operated at near the maximum capacity of our operating facilities. Because the cost of increasing capacity may be prohibitively expensive, we may have difficulty increasing our production and profits.
●	Planned investments in the expansion and improvement of existing facilities and in the construction of new facilities may not be successful.
●	Our insurance costs may increase materially, and insurance coverages may not be adequate to protect us against all risks and potential losses to which we may be subject.
●	We depend on a limited number of suppliers for certain key raw materials. The loss of one of these suppliers or the failure of any of them to meet contractual obligations to us could have a material adverse effect on our business.
●	Equipment failures may lead to production curtailments or shutdowns and repairing any failure could require us to incur capital expenditures and other costs.

●	We depend on proprietary manufacturing processes and software. These processes may not yield the cost savings that we anticipate and our proprietary technology may be challenged or become obsolete before our intellectual property rights expire.
●	Ferroglobe PLC is a holding company whose principal source of revenue is the income received from its subsidiaries which may impact our ability to pay dividends.
●	Our business may be impacted by various types of claims, lawsuits, and other contingent obligations.
●	Cybersecurity breaches and threats could disrupt our business operations and result in the loss of critical and confidential information.
●	Our business is exposed to certain risks associated with artificial intelligence (“AI”) and other new technologies.
●	We make significant investments in the development of new technologies and new products. The success of such technologies or products is inherently uncertain and the investments made may fail to render the desired increase in profitability.

Risks Related to Legal, Compliance and Regulations

●	We are subject to environmental, health and safety regulations, including laws that impose substantial costs and the risk of material liabilities.
●	Compliance with existing and proposed laws and regulations relating to greenhouse gas emissions and climate change could adversely affect our performance.
●	Climate change, sustainability regulations and Company initiatives, including our environmental commitments associated with our decarbonization plan, could place additional burden on us and our operations.
●	Our business benefits from safeguards, antidumping and countervailing duty orders and laws that protect our products by imposing special duties on unfairly traded imports from certain countries. If these duties or laws change, certain foreign competitors might be able to compete more effectively.
●	We are exposed to significant risks in relation to compliance with anti-bribery and corruption laws, anti-money laundering laws and regulations, and economic sanctions programs.
●	Any failure to procure, renew or maintain necessary governmental permits, including environmental permits and concessions to operate our hydropower plants, or any delays relating thereto, could adversely affect our results of operations.
●	Changes in laws, rules or regulations relating to data privacy and security, or any actual or perceived failure by us to comply with such laws, rules, regulations and standards, or contractual or other obligations relating to data privacy and security, could result in claims, changes to our business practices, penalties and increased cost of operations and could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.

Risks Related to Economics and Politics

●	We have operations and assets in the United States, Spain, France, Canada, China, South Africa, Norway, Venezuela, Argentina and may expand our operations and assets into other countries in the future. Our international operations and assets may be subject to various economic, social and governmental risks.

●	The critical social, political and economic conditions in Venezuela have adversely affected, and may continue to adversely affect, our results of operations.
●	We are exposed to foreign currency exchange risk and our business and results of operations may be negatively affected by the fluctuation of different currencies.
●	We are impacted by the ongoing military conflict between Russia and Ukraine. Our business may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.
●	The recent escalation of regional conflict in the Middle East may adversely affect our operations.
●	We are exposed to changes in economic and political conditions where we operate and globally that are beyond our control.
●	New tariffs and duties imposed by certain governments, including the United States, the European Union and others, could have a material adverse effect on our results of operations.
●	Recent government actions and regulations, such as export restrictions, tariffs, and other trade protection measures could adversely affect our business.
●	Escalation of trade wars with key trading partners may result in increased tariffs, quotas, and non-tariff barriers, disrupting supply chains, raising input costs, and restricting access to critical export markets.
●	Our suppliers, customers, agents or business partners may be subject to or affected by export controls or trade sanctions imposed by government authorities from time to time, which may restrict our ability to conduct business with them and potentially disrupt our production or our sales.

Risks Related to Our Capital Structure

●	We are subject to restrictive covenants and other limitations under our financing agreements. These restrictions could significantly affect the way in which we conduct our business. Our failure to comply with these covenants and other restrictions could lead to an acceleration of our debt.
●	High leverage may make it difficult for us to service our debt and operate our business.
●	We have experienced past losses and cannot assure you that we will be profitable in the future.
●	To service our indebtedness, we require a significant amount of cash, and our ability to generate cash will depend on many factors beyond our control.

Risks Related to Our Ordinary Shares

●	Grupo VM, our principal shareholder, has significant voting power with respect to corporate matters considered by our shareholders.
●	Grupo VM has pledged most of its shares in our company to secure a loan from Tyrus Capital (“Tyrus”).
●	The market price of our ordinary shares may be volatile and may fluctuate due to factors beyond our control.
●	Significant sales of our ordinary shares, or the perception that significant sales thereof may occur in the future, could adversely affect the market price of our ordinary shares.

●	The Company may be restricted or unable to pay cash dividends in the future.
●	If securities or industry analysts do not publish or cease publishing research reports about us, if they adversely change their recommendations regarding our ordinary shares, or if our operating results do not meet their expectations, the price of our ordinary shares could decline.
●	As a foreign private issuer, we are subject to different U.S. securities laws and Nasdaq governance standards than U.S. domestic issuers. The rules and standards applicable to foreign private issuers may afford relatively less protection to holders of our ordinary shares, who may not receive all corporate and company information and disclosures they are accustomed to receiving or in a manner to which they are accustomed.
●	We may lose our foreign private issuer status, which would then require us to comply with the U.S. Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
●	If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.
●	As an English public limited company, we may be required to obtain shareholder approval for certain capital structure decisions. Such approvals may limit our flexibility to manage our capital structure.
●	English law requires that we meet certain financial requirements before we declare dividends or repurchases.
●	The enforcement of shareholder judgments against us or certain of our directors may be more difficult.
●	Shareholder activism could negatively affect us.

Risks Related to Tax Matters

●	The application of Section 7874 of the Code, including under IRS guidance, and changes in law could affect our status as a foreign corporation for U.S. federal income tax purposes.
●	IRS guidance and changes in law could affect our ability to engage in certain acquisition strategies and certain internal restructurings.
●	We are subject to tax laws of numerous jurisdictions, and our interpretation of those laws is subject to challenge by the relevant governmental authorities.
●	We intend to operate so as to be treated exclusively as a resident of the United Kingdom for tax purposes, but the relevant tax authorities may treat us as also being a resident of another jurisdiction for tax purposes.
●	We may not qualify for benefits under the tax treaties entered into between the United Kingdom and other countries.
●	Future changes to domestic or international tax laws or to the interpretation of these laws by the governmental authorities could adversely affect us and our subsidiaries.
●	We may become subject to income or other taxes in jurisdictions which would adversely affect our financial results.
●	Alignment of our tax model with our business model may be challenged.

●	We may incur current tax liabilities in our primary operating jurisdictions in the future.
●	Changes in tax laws may result in additional taxes for us.
●	U.S. federal income tax reform could adversely affect us.
●	Our transfer pricing policies are open to challenge from taxation authorities internationally.

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

We primarily sell silicon metal, silicon-based alloys, manganese-based alloys and other specialty alloys that we produce to manufacturers of steel, aluminum, polysilicon, silicones, and photovoltaic products. Therefore, our results are significantly affected by the economic trends in the steel, aluminum, polysilicon, silicone and photovoltaic industries. Primary end users that drive demand for steel and aluminum include construction companies, shipbuilders, electric appliances manufacturers, car manufacturers and companies operating in the rail and maritime industries. The primary end users that drive demand for polysilicon and silicones include the automotive, chemical, photovoltaic, pharmaceutical, construction and consumer products industries. Demand for steel, aluminum, polysilicon and silicone from such companies can be strongly correlated with changes in gross domestic product and is affected by global economic conditions. Fluctuations in steel and aluminum prices may occur due to sustained price shifts reflecting underlying global economic and geopolitical factors, changes in industry supply-demand balances, the substitution of one product for another in times of scarcity, and changes in national tariffs. Lower demand for steel and aluminum can yield a substantial build-up of steel and aluminum stocks, resulting in a decline in demand for silicon metal, silicon-based alloys, manganese-based alloys, and other specialty alloys. For example, throughout 2025, we experienced continued weaker demand from steel manufacturers as well as from chemicals and aluminum producers in Europe, which adversely affected our revenues from sales of silicon metal and silicon-based alloys. Polysilicon and silicone producers are subject to fluctuations in crude oil, platinum, methanol and natural gas prices, which could adversely affect their businesses. Changes in power regulations in different countries, fluctuations in the relative costs of different sources of energy, and supply-demand balances in the different parts of the value chain, among other factors, may significantly affect the growth prospects of the photovoltaic industry. A significant and prolonged downturn in the end markets for steel, aluminum, polysilicon, silicone and photovoltaic products, could adversely affect these industries and, in turn, our business, results of operations and financial condition.

The metals industry is cyclical and has been subject in the past to swings in market price and demand which has led to and could in the future again lead to volatility in our financial results.

Our business has historically been subject to fluctuations in the price and market demand for our products, caused by general and regional economic cycles, raw material and energy price fluctuations, competition and other factors. The timing, magnitude and duration of these cycles and the resulting price fluctuations are difficult to predict. Across our product portfolio, including silicon-based metals and silicon-based alloys, we have noted periods of increasing prices and volumes followed by decreases due to cyclicality. For example, we experienced a significant increase in market prices across our segments in 2021-2022 due to the re-filling of value chains after the COVID-19 pandemic, which was followed by a sharp decrease in pricing and demand in 2022-2023, exacerbated by the higher interest and inflation rate environment. Prices have remained depressed for our silicon and silicon-based alloys from the second half of 2024 through 2025. Historically, such variances have adversely affected our results in the past and could adversely affect our results again in the future.

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

In France, as part of a previous contractual agreement with EDF that expired at the end of 2025, we had different electricity prices throughout the year based on demand. The price level was traditionally higher during winter months and dropped significantly during the periods from April through October allowing optimization of annual power costs by operating during these more favorable periods. The Company also previously obtained specific benefits from its participation in the ARENH mechanism administered by the French Energy Regulatory Commission which allowed alternative suppliers to purchase electricity generated by nuclear power plants under favorable conditions set by the public authorities. This ARENH mechanism expired as of the end of 2025. The Company recorded a net benefit of $29,157 thousand in 2025 in relation to these programs ($63,032 thousand in 2024 and $186,211 thousand in 2023).

In Q4 2025, the Company entered into two separate electricity supply agreements with EDF to secure energy for its French operations beginning in January 2026. The Company entered into (i) a 10-year indexed wholesale electricity supply agreement (“CPI Contract”) covering approximately 70% of forecast consumption across six industrial sites through December 2035, and (ii) a 4-year retail electricity supply agreement (“Retail Contract”) covering 100% of consumption from 2026 to 2029. Although economically linked, the contracts were intentionally structured as two separate units of account for regulatory and operational reasons. The CPI Contract includes indexed pricing based on the EU Silicon Metal 5-5-3 index and EU ETS CO2 emission allowances futures, subject to annual floors and a ceiling, and provides for volume adjustment mechanisms (“reprévisions”). The Retail Contract integrates the CPI block into EDF’s retail billing framework and applies an 80–120% consumption tolerance band (“Reference Tunnel”). Together, these agreements support cost predictability for the Company’s French operations.

The electrical power for our U.S. and Canadian facilities is supplied mostly by American Electric Power Co., Alabama Power Co., Brookfield Renewable Partners L.P. and Hydro-Québec, and the Tennessee Valley Authority through dedicated lines. Our Alloy, West Virginia facility previously obtained approximately 50% of its power needs under a fixed price power purchase agreement with a nearby hydroelectric facility owned by a Brookfield affiliate, the contract which expired in 2025 and has been renewed for a portion of 2026. Should the Company not be able to negotiate terms or find a new supplier at a competitive price or for the quantity of energy required to operate, we may incur material additional costs which could make operating the facility as we have historically unprofitable. Additionally, this facility is more than 70 years old and any breakdown could result in the Alloy facility having to purchase more grid power at higher rates.

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

In Spain, power is purchased in a competitive wholesale market. Our facilities are obligated to pay access tariffs to the national grid and receive a credit for our efforts to act as electro-intensive consumers. The volatile nature of the wholesale market in Spain results in price uncertainty that can only be partially offset by long-term power purchase agreements, in which we enter from time to time. For example, we experienced a material decrease in sale revenue from manganese-based alloys in 2023 as shipments decreased due to production adjustments in Spain resulting in part from high price energy prices. Additionally, the interruptibility credits that we receive for the services provided to the grid are a major component of our power supply arrangements in Spain.

Losses caused by disruptions in the supply of power would reduce our profitability.

Large amounts of electricity are used to produce silicon metal, manganese and silicon-based alloys and other specialty alloys, and our operations are heavily dependent upon a reliable supply of electrical power. We may incur losses due to a temporary or prolonged interruption of the supply of electrical power to our facilities, which can be caused by unusually high demand, blackouts, equipment failure, natural disasters or other catastrophic events, including failure of the hydroelectric facilities that currently provide or have historically provided power under contract to our West Virginia and Québec facilities. Additionally, on occasion, we have been instructed to suspend operations for several hours by the sole energy supplier in South Africa due to a general power shortage in the country. It is possible that this supplier may instruct us to suspend our operations for a similar or longer period in the future. Such interruptions or reductions in the supply of electrical power adversely affect production levels and may result in reduced profitability. Our insurance coverage does not cover all interruption events and may not be sufficient to cover losses incurred as a result.

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

We perform strategic reviews of our business, which may include evaluating each of our facilities to assess their viability and strategic benefits. As part of these reviews, we may idle, whether temporarily or permanently, certain of our existing facilities in order to reduce participation in markets where we determine that our returns are not acceptable, for example certain facilities in France beginning in the second half of 2025. If we decide to permanently idle any facility or assets, we are likely to incur significant cash expenses, including those relating to labor benefit obligations, take-or-pay supply agreements and accelerated environmental remediation costs, as well as substantial non-cash charges for impairment of those assets. If we elect to permanently idle material facilities or assets, it could adversely affect our operations, financial results and cash flows. In the past, certain of our facilities have been idled as a result of poor profitability.

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

Principal components in the production of silicon metal, silicon-based alloys and manganese-based alloys include coal, charcoal, graphite and carbon electrodes, manganese ore, quartzite, wood chips, steel scrap, and other metals. While we own certain sources of raw materials, we also buy raw materials on a spot or contracted basis. The availability of these raw materials and the prices at which we purchase them from third party suppliers depend on market supply and demand and may be volatile. Our ability to obtain these materials in a cost efficient and timely manner is dependent on certain suppliers, their labor union relationships, mining and lumbering regulations and output, logistical, geopolitical and general local economic conditions.

Over the previous years, certain raw materials (particularly graphite electrodes, coal, manganese ore, and other electrode components) have experienced significant price increases and significant short-term volatility. Although end markets have largely absorbed initial supply disruptions caused by the Ukraine-Russia conflict, the Company notes that attention has shifted recently toward export restrictions and trade protection measures. China has placed restrictions on the export of critical raw materials, such as rare earths and bismuth, impacting the prices of such products and creating shortages. Additional trade measures in the U.S. have also impacted our imports of raw materials, especially those originating from China and Europe. While we try to anticipate price fluctuations due to potential shortages in the supply of critical raw materials or otherwise with longer term contracts and other purchasing strategies, these price swings and supply shortages may affect our cost of production or even cause interruptions in our operations, which may have a material adverse effect on our business, results of operations and financial condition.

We make extensive use of shipping by sea, rail and truck to obtain the raw materials used in our production and deliver our products to customers, depending on the geographic region and product or input. Raw materials and products often must be transported over long distances between mines and other production sites and the plants where raw materials are consumed, and between those sites and our customers. Any severe delay, interruption or other disruption in such transportation, any material damage to raw materials utilized by us or to our products while being transported, or a sharp rise in transportation prices, either relating to events such as the Ukraine-Russia conflict, the conflict in the Middle East, could have a material adverse effect on our business, results of operations and financial condition. In 2025, our main supply chain disruption was linked to the absence of access to the Red Sea. It resulted in cargo ships being re-routed from the Red Sea to the Cape of Good Hope, increasing costs and lead times. In addition, because we may not be able to obtain adequate supplies of raw materials from alternative sources on terms as favorable as our current arrangements, or at all, any disruption or shortfall in the production and delivery of raw materials could result in higher raw materials costs and likewise materially adversely affect our business, results of operations and financial condition.

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

Metallurgical manufacturing generally, and smelting in particular, is inherently dangerous and subject to risks of fire, explosion and sudden major equipment failure. Quartz and coal mining are also inherently dangerous and subject to numerous hazards, including collisions, equipment failure, accidents arising from the operation of large mining and rock transportation equipment, dust inhalation, flooding, collapse, blasting operations and operating in extreme climatic conditions. These hazards have led to accidents resulting in the serious injury and death of production personnel, governmental investigations and sanctions, and prolonged production shutdowns in the past. We have in the past and may in the future experience fatal accidents or equipment malfunctions, which could have a material adverse effect on our business and operations.

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

Natural disasters, including, but not limited to, droughts, floods, heat waves and wildfires, and the increased frequency and/or severity of such disasters as a result of climate change, may significantly damage our mining and production facilities and infrastructure both directly and indirectly, and cause a contraction in sales to countries adversely affected by their occurrence. Such weather events could adversely affect and disrupt our operations directly, may cause indirect disruptions in our supply chain and logistic routes and may be either chronic (induced by longer-term shifts in climate patterns, such as sea level rise, or changing temperatures, wind or precipitation patterns) or acute (event-driven natural disasters such as cyclones, hurricanes or heat waves).

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

For the year ended December 31, 2025, our 10 largest customers accounted for 44.9% of the Company’s consolidated sales. We expect that we will continue to derive a significant portion of our business from sales to these customers.

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

A number of the products we manufacture, including silicon metal and ferrosilicon, are globally-traded commodities that are sold primarily on the basis of price. As a result, our sales volumes and prices have been, are currently, and may in the future be materially adversely affected by surges of imported products that are either dumped or subsidized by foreign governments. Our silicon metal and ferrosilicon operations have been injured by such unfair import competition in the past. Applicable antidumping and countervailing duty laws and regulations may provide a remedy for unfairly traded imports in the form of special duties imposed to offset the unfairly low pricing or subsidization. However, the process for obtaining such relief is complex and uncertain. As a result, while we have sought and obtained such relief in the past, in some cases we have not been successful. Thus, there is no assurance that such relief will be obtained, and if it is not, unfair import competition could have a material adverse effect on our business, results of operations and financial condition.

We operate in a highly competitive industry.

The silicon metal market and the silicon-based and manganese-based alloys markets are global, capital intensive and highly competitive. Our competitors may have greater financial resources, as well as other strategic advantages, to maintain, improve and possibly expand their facilities, and, as a result, they may be better positioned than we are to adapt to changes in the industry or the global economy. For example, in 2025, we experienced a material decrease in total shipments of silicon metal in Europe due in part to lower-cost imports introducing higher pressure from Asia, compounded by weak industrial demand. Advantages that our competitors have over us from time to time, new entrants that increase competition in our industry, and increases in the use of substitutes for certain of our products could have a material adverse effect on our business, results of operations and financial condition.

Competitive pressure from Chinese steel, aluminum, polysilicon and silicone producers may adversely affect the business of our customers, reducing demand for our products. Our customers are losing market share to their Chinese competitors who, by producing and sourcing locally, are limiting our sales opportunities.

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

Moreover, our customers might seek to relocate or refocus their operations to China or other countries with lower labor costs and higher growth rates or consider reducing their industrial footprint by buying rather than producing upstream products deemed much more competitive in China (slabs, siloxanes, etc.), and thus concentrate their efforts on the downstream and improve their competitiveness. Any that do so might thereafter choose to purchase from other suppliers of silicon metal, silicon- and manganese-based alloys and other specialty metals which in turn could have a material adverse effect on our business, results of operations and financial condition.

The Company’s ferroalloy business maintains significant exposure to the international steel markets, which in turn is influenced strongly by end markets such as construction and automotive. Recent uncertainty and slowdown in these markets has and may continue to negatively impact the demand for our products. Additionally, as China is the largest producer of these products, the development in this region is likely to have a global impact on ferroalloy supply. The fundamental overcapacity in China yields a risk for the Company, as the pricing for ferroalloys will remain capped as long as supply is not adjusting to the lower demand.

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

In our efforts to improve our business fully and successfully, we may encounter material unanticipated problems, expenses, liabilities, competitive responses, loss of client relationships, and a resulting diversion of management’s attention. The challenges include, among others:

●	managing change throughout the Company;
●	coordinating geographically separate organizations;
●	potential diversion of management focus and resources from ordinary operational matters and future strategic opportunities;
●	retaining existing customers and attracting new customers;
●	maintaining employee morale and retaining key management and other employees;
●	integrating two unique business cultures that are not necessarily compatible;
●	issues in achieving anticipated operating efficiencies, business opportunities and growth prospects;
●	issues in integrating information technology, communications and other systems;
●	managing the costs and challenges of aging assets, including necessary maintenance, upgrades, or replacements;
●	changes in applicable laws and regulations;

●	changes in tax laws (including under applicable tax treaties) and regulations or to the interpretation of such tax laws or regulations by the governmental authorities; and
●	managing tax costs or inefficiencies associated with integrating our operations.

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

Conflicts of interest may arise between our principal shareholder and your interests as a shareholder. Our principal shareholder has, and will continue to have, directly or indirectly, the power, among other things, to affect our day-to-day operations, including the pursuit of related party transactions. We have entered, and may in the future enter, into agreements with companies who are affiliates of Grupo VM, our principal shareholder. Such agreements have been approved by, or would be subject to the approval of, the Board or the Audit Committee, as the Board’s delegate. The terms of such agreements may present material risks to our business and results of operations. For example, we have entered into multiple agreements with affiliates of Grupo VM with respect to, among other matters, the provision of energy-related services. See “Item 7.B.—Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

Colombia and the United States are among the preferred sources for the coal consumed in the production of silicon metal and silicon-based alloys, and the vast majority of producers source coal from these two countries. In the year ended December 31, 2025, approximately 57% of our coal was purchased from third parties. Although we have begun to source Australian material in an effort to diversify from Colombia given concerns regarding the future availability of their coal, in 2025, approximately 86% of our third party purchase came from Colombia.

Additionally, the majority of the manganese ore we purchase comes from suppliers located in South Africa and Gabon. We do not control these third-party suppliers and must rely on them to perform in accordance with the terms of their contracts. If these suppliers fail to provide us with the required raw materials in a timely manner, or at all, or if the quantity or quality of the materials they provide is lower than that contractually agreed, we may not be able to procure adequate supplies of raw materials from alternative sources on comparable terms, or at all, which could have a material adverse effect on our business, results of operations and financial condition. In the first quarter of 2025, we suffered a delay of approximately two-months in receiving raw materials from a supplier in Gabon, negatively impacting production and sales during this period. In addition, since many suppliers of these raw materials are located in the same region, if a natural disaster or event affected one of these regions it is likely alternative sources would also be similarly affected.

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

Our business may be impacted by various types of claims, lawsuits, and other contingent obligations.

We are involved in various legal and regulatory proceedings including those that arise in the ordinary course of our business. We estimate such potential claims and contingent liabilities and, where appropriate, record provisions to address these contingent liabilities. The ultimate outcome of the legal matters currently pending against our Company is uncertain, and although such claims, lawsuits and other legal matters are not expected individually to have a material adverse effect, such matters in the aggregate could have a material adverse effect on our business, results of operations and financial condition. Furthermore, we could, in the future, be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our results of operations in any particular period. While we maintain insurance coverage in respect of certain risks and liabilities, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against such claims. Additionally, our directors and executive officers have from time to time been involved in legal and regulatory proceedings unrelated to their respective capacity as a director or executive officer of our Company, and any such proceedings could have an indirect adverse impact on our business. See “Item 8.A.—Financial Information—Consolidated Statements and Other Financial Information—Legal proceedings” for additional information.

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

Our business is exposed to certain risks associated with artificial intelligence (“AI”) and other new technologies.

Information and operational technology systems continue to evolve and, in order to remain competitive, we must implement new technologies in a timely, cost-effective and efficient manner. For example, currently a major number of software, hardware, services and in general technological solutions vendors are including AI components for a wide range of applications; and we may find improvement opportunities by developing and applying AI in several of our business and operational processes. These applications may become important in our operations over time. Our ability to implement new technologies, including AI, may affect our competitiveness and, consequently, our results of operations.

In addition, we may utilize AI and other new technologies in software provided by third parties to enhance our capabilities in producing our core products, improving business processes and responding to threats to our technology platforms. The use of AI when lacking of a strategy and a governance model may increase our exposure to cybersecurity risks and additional risks relating to the protection of data.

In addition, regulatory frameworks governing AI are developing quickly and may impose new compliance obligations, restrictions, or liabilities. For example, the EU has adopted the Artificial Intelligence Act, which became effective in 2025 in a phased implementation, and establishes a comprehensive regulatory regime for AI systems, including risk-classification requirements, transparency obligations, and potential penalties for non-compliance. Similar regulatory initiatives may emerge in other jurisdictions where we operate. Changes in applicable laws or the introduction of new AI-related regulations could increase compliance costs, limit our ability to deploy certain technologies, or require modifications to our systems and processes. Any failure to adapt to technological change or comply with evolving regulatory requirements could have a material adverse effect on our business, financial condition, and results of operations.

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

Specifically, we have invested in the construction of a factory to produce high purity silicon metal through a technology developed and patented by the Company. We believe the technology presents several advantages when compared to competitors’ processes. This high purity silicon could be used for several applications, including advanced ceramics, fillers for semiconductors, special alloys or li-ion batteries. The most promising market is the silicon for the anode of batteries, whose development depends on the validation of the Si/C composites and silicon rich anodes in the new generation of battery cells for electric vehicles (“EVs”). This is a long process and silicon might not deliver the expected results in terms of capacity, cyclability, fast-charging or safety. New emerging technologies such as solid-state batteries with lithium metal anode could compete and phase out the use of silicon in the anode for this specific technology.

Risks Related to Legal, Compliance and Regulations

We are subject to environmental, health and safety regulations, including laws that impose substantial costs and the risk of material liabilities.

Our operations are subject to extensive foreign, federal, national, state, provincial and local environmental, health and safety laws and regulations governing, among other things, the generation, discharge, emission, storage, handling, transportation, use, treatment and disposal of hazardous substances; land use, reclamation and remediation; waste management and pollution prevention measures; greenhouse gas emissions; and the health and safety of our employees. We are also required to obtain permits from governmental authorities for certain operations, and to comply with related laws and regulations. We may not have been and may not always be in full compliance with such permits and related laws and regulations. If we violate or fail to comply with these permits and related laws and regulations, we could be subject to penalties, restrictions on operations or other sanctions, obligations to install or upgrade pollution control equipment and legal claims, including for alleged personal injury or property or environmental damages. Such liability could adversely affect our reputation, business, results of operations and financial condition. In addition, in the context of an investigation, regulatory authorities may require us to make technology upgrades to our facilities that could result in material capital expenses. For example, in July 2025, the Company settled three Notices of Violation (“NOV”) from the West Virginia Department of Environmental Protection that alleged violations of state rules pertaining to air quality relating to the Company’s Alloy, West Virginia facility. See “Item 8.A.—Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings” for additional information.

The metals and mining industry is generally subject to risks and hazards, including fire, explosion, toxic gas leaks, releases of other hazardous materials, rockfalls, and incidents involving mobile equipment, vehicles or machinery. These could occur by accident or by breach of operating and maintenance standards, and could result in personal injury, illness or death of employees or contractors, or in environmental damage, delays in production, monetary losses and legal liability.

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

There are a variety of laws and regulations in place or being considered at the international, national, federal, regional, state and local levels of government that restrict or propose to restrict and impose costs on emissions of carbon dioxide and other greenhouse gases (“GHGs”). These legislative and regulatory developments may cause us to incur material costs if we are required to reduce or offset greenhouse gas emissions, or to purchase emission credits or allowances, and may result in a material increase in our energy costs due to additional regulation of power generators.

Under current European Union legislation, all industrial sites are subject to a GHG emissions cap-and-trade program, the EU Emissions Trading System, pursuant to which every facility with GHG emissions is required to purchase emissions allowances in the market system to the extent its emissions exceed an applicable threshold, which is determined by its industry. Through 2025, our applicable emissions threshold has been largely sufficient for our business, limiting our need to purchase additional emissions allowances and the impact of any associated costs on our business. However, recent changes to regulations have and could continue to reduce the allocation of free allowances and may require us to make significant purchases of emissions rights in the market in the future. Also, certain Canadian provinces have implemented GHG emissions cap-and-trade programs. As a result, our facilities in Canada may be required to purchase emission credits in the future in the market, which could result in material costs to the Company. In addition, increased compliance costs, additional operating restrictions for our business and an increase in the cost of the products we produce could have a material adverse effect on our financial position, results of operations and liquidity.

In addition, the European Union has introduced the Carbon Border Adjustment Mechanism (CBAM), which commences in 2026. CBAM is designed to equalize the carbon cost of imports with that of EU-based production by requiring importers of certain carbon-intensive products to purchase certificates reflecting embedded emissions. This mechanism may increase compliance costs for our European operations and could affect the competitiveness of our products in global markets. CBAM may also indirectly impact our supply chain, customers, and trading partners, as imported raw materials or inputs could become more expensive due to embedded carbon costs.

In the United States, federal regulatory emphasis on GHG emissions has varied across administrations, with the Trump administration generally pursuing less stringent oversight compared to prior administrations. However, carbon taxes, clean energy standards, carbon offsets, and a nationwide U.S. GHG emissions cap-and-trade program have been periodically explored by the U.S. government. In addition, certain state governments have enacted legislation creating mandatory regional or state-level GHG emissions cap-and-trade programs, and similar regulations may be applicable to our operations in the future. Although it is impossible to predict whether such regulations will be enacted or what form such action may take, any such action may result in materially increased compliance costs, additional operating restrictions for our business and an increase in the cost of the products we produce, which could have a material adverse effect on our financial position, results of operations and liquidity.

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

The Company’s project to decarbonize the metallurgical silicon production process is expected to require a projected capital expenditure investment of more than €28 million ($29.1 million) for the construction of a biocarbon plant at our Sabón plant, only part of which we may be able to fund via government grants or other support, such as a grant for €11.7 million ($12.2 million) obtained in 2024 from the Ministry of Industry and Tourism of the Government of Spain, as part of the Strategic Project (PERTE) for Industrial Decarbonization. The goal of the project is to produce our own biocarbon to replace fossil carbon and reduce the carbon footprint.

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

Our business benefits from safeguards, antidumping and countervailing duty orders and laws that protect our products by imposing special duties on unfairly traded imports from certain countries. If these duties or laws change, certain foreign competitors might be able to compete more effectively.

Ferroglobe benefits from safeguards, antidumping and countervailing duty orders and laws that protect its business and products by imposing special duties on unfairly traded imports from certain countries. See “Item 4.B.—Information on the Company—Business Overview—Regulatory Matters—Trade” for additional information.

These orders may be subject to revision, revocation or rescission at any time, including through periodic governmental reviews and proceedings. Current safeguards, antidumping and countervailing duty orders thus (i) may not remain in effect and continue to be enforced from year to year, (ii) may change the covered products and countries under current orders, and (iii) may reassess duties.

Finally, at times, in filing trade actions, we arguably act against the interests of our customers. Certain of our customers may not continue to do business with us as a result. Any of these factors could adversely affect our business and profitability.

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

The operation of two of our hydropower plants is highly regulated, requires various governmental permits, including environmental permits and concessions, and may be subject to the imposition of changing or increasingly stringent conditions by governmental or regulatory authorities. We may be unable to maintain compliance with the conditions prescribed in such permits and concessions or obtain permits essential to our operations, and the imposition of increasingly stringent conditions could impair our ability to operate our plants. If we fail to satisfy the conditions of, or comply with the operating conditions imposed by governmental authorities in, our permits or concessions, or fail to comply with other restrictions imposed by other applicable statutory or regulatory requirements, we may face enforcement action and be subject to fines, penalties or additional costs or revocation of such permits or concessions. Any failure to procure, renew or abide by necessary permits and concessions would adversely affect the operation of our hydropower plants.

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

Internationally, laws, regulations and standards in many jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, the EU General Data Protection Regulation (“GDPR”), which became effective in May 2018, greatly increased the European Commission’s jurisdictional reach of its laws and adds a broad array of requirements for handling personal data. EU Member States are tasked under the GDPR to enact, and to have enacted, certain implementing legislation that adds to and/or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU Member States and Switzerland (via its Federal Data Protection Act) governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates (and the obligations of sponsors of clinical trials acting as data controllers), the transfer of personal data out of the European Economic Area (“EEA”), the notification of security breaches and the security and confidentiality of personal data. The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or €20 million, whichever is greater. The GDPR also applies to our key business partners and service providers, whether or not they are located in Europe, with which we share personal data subject to the GDPR. Additionally, we also are subject to the U.K. General Data Protection Regulation (“U.K. GDPR”) (i.e., a version of the GDPR as implemented into U.K. law), exposing us to two parallel regimes with potentially divergent interpretations and enforcement actions for certain violations. While the European Commission issued an adequacy decision intended to last for at least four years in respect of the U.K.’s data protection framework, enabling data transfers from EU Member States to the U.K. to continue without requiring organizations to put in place contractual or other measures in order to lawfully transfer personal data between the territories, the relationship between the U.K. and the EU in relation to certain aspects of data privacy and security law remains unclear. Although we do not have material operations in the U.K., we may be subject to data privacy and security rules with respect to personal data sharing with vendors in the U.K., and we cannot predict future implications.

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

Among other policies in recent years, the Venezuelan government has continuously devalued the Bolívar. The resulting inflation has devastated the country, which is experiencing all manner of shortages of basic materials and other goods and difficulties in importing raw materials. In 2016, we idled our Venezuelan operations and sought to determine the recoverable value of the long-lived assets there. We concluded that the costs to dispose of the facility exceeded the fair value of the assets, primarily due to political and financial instability in Venezuela. Accordingly, we wrote down the full value of our Venezuelan facilities. However, our inability to generate cash in that market may cause us to default on some of our obligations there in the future, which may result in administrative intervention or other consequences. In addition, in the recent past the Venezuelan government has threatened to nationalize certain businesses and industries, which could result in a loss of our Venezuelan facilities for no consideration. If the social, political and economic conditions in Venezuela continue as they are, or worsen, our business, results of operations and financial condition could be adversely affected. Venezuela net assets value were immaterial as of December 31, 2025 and 2024, respectively. There were no sales for the years ended December 31, 2025, 2024 and 2023, respectively.

In early 2026, Nicolás Maduro was removed from power and taken into U.S. custody following a military operation. While it is too early to determine whether this development will lead to any meaningful stabilization or policy changes affecting foreign companies, we continue to monitor the evolving political environment and evaluate any potential implications for our idled Venezuelan operations

We are exposed to foreign currency exchange risk and our business and results of operations may be negatively affected by the fluctuation of different currencies.

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

Global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the continuation of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported and the conflict continued through 2025. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could continue to lead to market disruptions, including significant volatility in commodity and energy prices, credit and capital markets, as well as supply chain interruptions.

Russia and Ukraine are meaningful producers of silicon metal, silicon alloys and manganese based alloys, and are also significant suppliers of raw materials for our business and industry. The inability of Russian and Ukrainian producers to meet their customer obligations has created tightness in the market. Likewise, we have previously relied on a number of inputs from Russia and the Commonwealth of Independent States region, including metallurgical coke, anthracite and carbon and graphite electrodes. In response to the ongoing conflict, and as disclosed elsewhere in this Annual Report, we have diversified away from these regions. However, our ability to continue to procure these necessary inputs is not certain and could adversely impact our operations.

Additionally, Russia’s actions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic and the non-government-controlled areas of Zaporizhzhia and Kherson in Ukraine, including an agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication (“SWIFT”) payment system, an expansive ban on imports and exports of products to and from Russia and a ban on exportation of U.S denominated banknotes to Russia or persons located there. Additional potential sanctions, export controls and penalties have also been proposed and/or threatened. Russian military actions, the resulting sanctions and Russian counter measures or retaliatory actions (including cyberattacks and espionage) have adversely affected and are likely to continue to adversely affect the global economy and financial markets and lead to further instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds. In addition, several countries have provided support to Ukraine, such as the supply of financial resources, weapons and equipment, as well as other humanitarian aid, which may lead to broadening or internationalization of the conflict. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial.

Although management continually tracks developments in the conflict in Ukraine and is committed to actively managing our response to potential disruptions to the business, the conflict in Ukraine or other ongoing headwinds may have a material adverse effect on our business, operations and financial results.

The recent escalation of regional conflict in the Middle East may adversely affect our operations.

On February 28, 2026, the United States and Israel initiated a joint military operation against Iran—referred to as “Operation Epic Fury”—targeting senior leadership, nuclear infrastructure, missile capabilities, and security forces. The operation resulted in the death of Supreme Leader Ayatollah Ali Khamenei and other high-ranking Iranian officials. In response, Iran launched hundreds of ballistic missiles and drones against Israel, the United Arab Emirates, Qatar, and U.S. military installations in the region. Iran is also widely understood to exert influence over regional extremist groups, including Hamas, Hezbollah, and the Houthis.

These developments have heightened geopolitical instability and increased the risk of further military escalation or a broader regional conflict. Such conditions may adversely affect global economic activity and create uncertainty that could negatively impact our business, financial condition, and results of operations. The near-closure of the Strait of Hormuz has also raised concerns about disruptions to global energy supplies, which could contribute to higher inflation and slower economic growth in major economies. To date, we have not experienced any material adverse effects on our operations as a direct result of this conflict. However, given the region’s importance to global oil production, a prolonged conflict could negatively affect global economic conditions, financial markets, energy prices, and supply chains, any of which could have a material adverse effect on our business, financial condition, and results of operations.

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

Beginning in the second quarter of 2025, new tariffs were announced on imports to the U.S., including additional tariffs on imports from China, India, Japan, South Korea, Taiwan, Vietnam and the EU, among others. In response, several countries have imposed, or threatened to impose, reciprocal tariffs on imports from the U.S. and other retaliatory measures. Various modifications to the U.S. tariffs have been announced and further changes could be made in the future, which may include additional sector-based tariffs or other measures. The ultimate impact remains uncertain and will depend on several factors, including whether additional or incremental U.S. tariffs or other measures are announced or imposed, to what extent other countries implement tariffs or other retaliatory measures in response, and the overall magnitude and duration of these measures. If disputes and conflicts further escalate, actions by governments in response could be significantly more severe and restrictive. To date, tariffs have not directly affected our business to a material degree.

Recent government actions and regulations, such as export restrictions, tariffs, and other trade protection measures could adversely affect our business.

Ferroglobe imports and sells products globally, which exposes the Company to evolving trade policy dynamics in the United States and other jurisdictions. In 2025, the U.S. administration expanded its use of reciprocal tariffs, raising the average U.S. tariff rate to its highest levels in several decades. These actions have prompted legal challenges, including a Supreme Court case questioning the scope of presidential authority under the International Emergency Economic Powers Act which was decided against the U.S. administration. Following the Court’s decision, the administration imposed a new global tariff of 10% under Section 122 of the Trade Act of 1974 and has signaled its intent to raise it to 15% and generally pursue alternative legal avenues to maintain its tariff strategy. Additionally, the U.S. and China reached a temporary trade truce in late 2025, suspending certain retaliatory tariffs and export controls, while maintaining restrictions on advanced semiconductor exports. The scope and timing of future trade actions remain unpredictable. Impacts may include the price of raw materials, responsive or retaliatory actions from governments, such as retaliatory tariffs on imports into Ferroglobe’s foreign markets from the U.S., and the opportunity for competitors - not subject to such changes - to establish a presence in markets where Ferroglobe participates. It could also have a significant impact on our operations.

Escalation of trade wars with key trading partners may result in increased tariffs, quotas, and non-tariff barriers, disrupting supply chains, raising input costs, and restricting access to critical export markets.

Our business operates in a global marketplace and depends on the free flow of goods, services, and capital across borders. The escalation of trade wars or the imposition of retaliatory trade measures between countries or regions where we source materials, manufacture products, or sell our goods and services poses significant risks to our operations and financial performance.

Heightened tensions between key trading partners may result in the introduction or expansion of tariffs, quotas, and non-tariff barriers (such as stringent licensing requirements, technical standards, or customs procedures) that directly impact our ability to procure essential inputs at competitive prices. These measures can increase the cost of raw materials, components, and finished goods, which may in turn erode our profit margins if we are unable to pass these costs on to customers. Additionally, supply chain disruptions caused by trade restrictions or delays at border crossings may lead to production slowdowns, inventory shortages, and increased logistics costs.

Trade wars may also restrict our access to critical export markets by making our products less competitive due to higher tariffs or by subjecting them to discriminatory regulatory treatment. Such restrictions could result in reduced sales volumes, loss of market share, and impairment of long-term customer relationships. In some cases, we may be required to realign our supply chains, shift manufacturing locations, or seek alternative markets, all of which may involve significant time, costs, and operational risks.

The persistence or escalation of trade conflicts could therefore have a material adverse effect on our revenues, profitability, and growth prospects. Furthermore, the complexity and unpredictability of international trade relations make it challenging to forecast the potential impact of future developments or to effectively mitigate associated risks. If we are unable to adapt our strategies in response to these changing conditions, our business, financial condition, and results of operations could be materially and adversely affected.

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

Risks Related to Our Capital Structure

We are subject to restrictive covenants and other limitations under our financing agreements. These restrictions could significantly affect the way in which we conduct our business. Our failure to comply with these covenants and other restrictions could lead to an acceleration of our debt.

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

Our business has historically been subject to fluctuations in the prices of our products and the market demand for them, caused by general and regional economic cycles, raw material and energy price fluctuations, competition and other factors. For example, after multiple consecutive years of positive net results, the Company reported a net loss for the year ended December 31, 2025. Because of the numerous uncertainties and risks inherent in our industry, we are unable to ensure that we will consistently experience positive operational result each year.

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

Our principal shareholder, Grupo VM, has, and will continue to have, directly or indirectly, the power, among other things, to affect our legal and capital structure and the composition of our board and executive management team. Grupo VM owns shares representing 35.9% of the aggregate voting power of our capital stock. So long as Grupo VM retains its voting power, as well as its representation on the Board, Grupo VM will have significant influence over the outcome of any corporate transaction or other matters submitted to our shareholders for approval. Grupo VM is likely to be able to block any such matter, including ordinary resolutions, which, under English law, require approval by a majority of outstanding shares cast in the vote. Grupo VM will also be able to block special resolutions, which, under English law, require approval by the holders of at least 75% of the outstanding shares entitled to vote and voting on the resolution.

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

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2026 (or the end of our second fiscal quarter in any subsequent fiscal year), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2027 (or the first day of the fiscal year immediately succeeding the end of such second quarter). We would lose our current status as a foreign private issuer, if (a) a majority of our ordinary shares are either directly or indirectly owned of record by residents of the U.S. and (b) (i) a majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50 percent of our assets are located in the U.S. or (iii) our business is administered principally in the U.S.. Moreover, in 2025, the SEC solicited public comment regarding potential changes to the foreign private issuer definition which changes, if implemented, could cause us to lose our foreign private issuer status. If we lost this status, we would be required to comply with the U.S. Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We would also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we were required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting. Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud, among other objectives. Any failure to implement any required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In previous years, in connection with the audit of our consolidated financial statements, we identified certain material weaknesses in our internal control over financial reporting; however, as of December 31, 2025, we have not identified any such material weaknesses. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or any testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting, which are deemed to be material weaknesses or that may require prospective or retroactive changes to our consolidated financial statements or identify other areas for further attention or improvement.

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

Shareholder activism could negatively affect us.

In recent years, shareholder activism involving corporate governance, fiduciary duties of directors and officers, strategic direction and operations has become increasingly prevalent. If we become the subject of such shareholder activism, their demands may disrupt our business and divert the attention of our management, Board and employees. Also, we may incur substantial costs, including legal fees and other expenses, related to such activist shareholder matters. Perceived uncertainties resulting from such activist shareholder matters may result in loss of potential business opportunities with our current and potential customers and business partners, be exploited by our competitors and make attracting and retaining qualified personnel more difficult. In addition, such shareholder activism may cause significant fluctuations in our share price based on temporary or speculative market perceptions, uncertainties or other factors that do not necessarily reflect the underlying fundamentals and prospects of our business. The effects of shareholder activism pursued against the Company could have an adverse material effect on our business, financial condition, results of operations, cash flows and stock price.

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

Pillar One and Pillar Two legislation

The latest developments by the OECD in tax matters are the so-called Pillar One and Pillar Two rules. Under Pillar One, the OECD intends to set up the foundations for allocating to the market jurisdiction (i) non-routine profit; (ii) a fixed remuneration based on the Arm´s length Principle for baseline distribution and marketing functions; and (iii) an additional profit where in-country functions exceed the base-line activity already compensated. In principle, our business is not in scope of this measure as it refers to raw materials and commodities, and this kind of business is excluded under the current drafting of the paper. Additionally, the measure would apply to multinational entities with revenues exceeding EUR20 billion and a profitability greater than 10%, which would exclude our company from its application.

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

On December 22, 2022, the EU approved the Minimum Tax Directive (“Pillar Two Directive” or “Pillar Two” or “Directive”). The Directive required Member States to transpose the rules into domestic law by December 31, 2023. The main rule of the Directive, the IIR, became effective on December 31, 2024, with the backstop rule, the undertaxed profit rule (“UTPR”), becoming effective on or after December 31, 2024. The Directive provided the option for Member States to implement a QDMTT that operates to increase the domestic tax liability of in-scope MNE groups within a jurisdiction to the minimum effective tax rate of 15% of profits.

Under Article 33 of the Finance Act for 2024, dated December 29, 2023, France enacted legislation implementing this Directive. The IIR and the QDMTT entered into force for fiscal years initiated on or after December 31, 2023, and was confirmed by the OECD on January 15, 2025. The UTPR is in general terms entering into force for fiscal years initiated on or after December 31, 2024.

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

Other jurisdictions where the Ferroglobe group is present like Canada, South Africa and Norway have also implemented the IIR, UTPR and QDMTT in general terms with effects on fiscal years starting on or after January 1, 2024. The Company also operates in the United States, which has not implemented Pillar Two legislation as of the date of this annual report. In summary, the Ferroglobe group is subject to the global minimum top-up tax under Pillar Two tax legislation in U.K., Spain, France, Norway and Canada. In particular, QDMTT and IIR applies in the U.K., France, Spain, Norway and South Africa on fiscal years beginning on or after December 31, 2023. UTPR applies in Spain, and France starting on or after December 31, 2024. U.K., Spain, France, Canada and Norway have implemented into their legislations transitional CbCR safe harbor provisions. South Africa has not, and therefore general reference to the OECD GloBe rules apply.

The group has performed the transitional CbCR safe harbor analysis using the qualified Country-by-Country Reporting for fiscal year 2024 using the rules in force in the UK, which are deemed qualified transitional safe harbor rules as per resolution from the OECD. With the data used the group satisfies the requirements of at least one of the safe harbors per jurisdiction, thus not resulting in QDMTT or IIR payable in any of the jurisdictions where the group is present. Additionally, the transitional safe harbor analysis has also been completed with the available data for fiscal year 2025 at the time of the preparation and filing of this annual report with the same positive result. With the interim data, which is not data from the qualified Country-by-Country Reporting yet since certain countries are still pending to complete their respective statutory audit, the group satisfies the requirements of at least one of the safe harbors per jurisdictions, thus not resulting QDMTT or IRR payable in any of the jurisdictions where the group is present.

We may become subject to income or other taxes in jurisdictions which would adversely affect our financial results.

We and our subsidiaries are subject to the income tax laws of the United Kingdom, the United States, France, Spain, South Africa and the other jurisdictions in which we operate. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions. A change in the division of our earnings among our tax jurisdictions could have a material impact on our effective tax rate and our financial results. In addition, we or our subsidiaries may be subject to additional income or other taxes in these and other jurisdictions by reason of the management and control of our subsidiaries, our activities and operations, where our production facilities are located or changes in tax laws, regulations or accounting principles. Changes in tax treaties, the introduction of new legislation, updates to existing legislation, or changes to regulatory interpretations of existing legislation because of these or similar proposals could impose additional taxes on businesses and increase the complexity, burden and cost of tax compliance in countries where we operate.

Although we have adopted guidelines and operating procedures to ensure our subsidiaries are appropriately managed and controlled, we may be subject to such taxes in the future and such taxes may be substantial. The imposition of such taxes could have a material adverse effect on our financial results.

Alignment of our tax model with our business model may be challenged.

We intend to define the tax model of the Company in a manner that it is aligned with how it operates its business model worldwide. The allocation of income based on assets, functions and risks by the different legal entities of the group relies on arm’s length principles in line with the OECD Transfer Pricing Guidelines. Our interpretation and application of these principles and guidelines could be challenged by the relevant governmental authority in any jurisdiction where we operate, which could result in administrative or judicial procedures, actions or sanctions, which could materially affect our tax burden, effective tax rate and our financial results.

We may incur current tax liabilities in our primary operating jurisdictions in the future.

We expect to make current tax payments in some of the jurisdictions where we do business in the normal course of our operations. Our ability to defer the payment of some level of income taxes to future periods is dependent upon the continued benefit of accelerated tax depreciation on our plant and equipment in some jurisdictions, the continued deductibility of external and intercompany financing arrangements, the application of tax losses prior to their expiration in certain tax jurisdictions and the application of tax credits including R&D credits, among other factors. The level of current tax payments we make in any of our primary operating jurisdictions could adversely affect our cash flow and have a material adverse effect on our financial results.

Changes in tax laws may result in additional taxes for us.

We cannot assure you that tax laws in the jurisdictions in which we reside or in which we conduct activities or operations will not be changed in the future. Such changes in tax law could result in additional taxes for us. As mentioned above, changes in tax treaties, the introduction of new legislation, updates to existing legislation, or changes to regulatory interpretations of existing legislation because of future tax law changes could impose additional taxes on businesses and increase the complexity, burden and cost of tax compliance in countries where we operate.

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

Since the TCJA’s enactment, we have continued to evaluate its impact on our business as regulations and administrative guidance have evolved. As of December 31, 2025, we have not identified any material adverse effects on the taxation of our U.S. operations resulting from the TCJA or subsequent clarifying rules issued by the Treasury Department and the Internal Revenue Service.

On July 4, 2025, legislation known as the One Big Beautiful Bill Act (“OBBBA”) become law. The OBBBA made significant changes to domestic and international tax provisions, including provisions addressing accelerated bonus depreciation, research and experimental (“R&E”) expenditures, the limitation on interest deductibility under Section 163(j), as well as changes to the global intangible low-taxed income (“GILTI”, now “Net CFC Tested Income”), foreign-derived intangible income (“FDII” now “Foreign-Derived Deduction Eligible Income (FDDEI)”), base erosion anti-abuse tax (“BEAT”) and controlled foreign corporation (“CFC”) rules.

Since the OBBBA’s enactment, we have continued to evaluate its impact on our business as regulations and administrative guidance have evolved. As of December 31, 2025, we have not identified any material adverse effects on the taxation of our U.S. operations resulting from the OBBBA or subsequent clarifying rules issued by the Treasury Department and the Internal Revenue Service.

The Trump administration has focused on maintaining and potentially expanding elements of the TCJA and OBBBA, with potential further changes to U.S. tax policy.  Any such changes could affect our tax position, compliance obligations, or future effective tax rate.

This Annual Report does not discuss in detail the TCJA, OBBBA or other potential changes in U.S. tax law or policy and how they may affect us or our stockholders. We encourage you to consult with your own legal and tax advisors regarding U.S. tax law and the potential tax consequences of investing in our shares.

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

During 2024 and 2025, a small number of the ordinary shares held in treasury have been used to satisfy share awards made by the Company to its management team under the Ferroglobe PLC Equity Incentive Plan 2016.

On August 5, 2024, the Company announced a five-year share repurchase program approved by the board and shareholders at the June 2024 annual general meeting. The approval covers up to 37.8 million shares. For the years ended December 31, 2025 and 2024, the Company repurchased 1,320,442 for a total consideration of $4.7 million at an average price of $3.55 per share, and 598,207 shares for a total consideration of $2.4 million at an average price of $4.06 per share, respectively. see “Item 16.E.—Purchase of Equity Securities by the Issuer and Affiliated Purchasers.”

The number of ordinary shares held as treasury shares as of December 31, 2025, was 2,021,799 (1,536,435 as of December 31, 2024). See Note 12 Equity to our consolidated financial statements.

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

Corporate and Other Information

Our registered office is located at The Scalpel, 18th Floor, 52 Lime Street, London United Kingdom EC3M 7AF, our Board of Directors is based at our London Office at 13 Chesterfield Street, London W1J 5JN, United Kingdom and our management is based in London and also at Torre Emperador Castellana, Paseo de la Castellana, 259-D, P49, 28046 Madrid, Spain. The telephone number of our Spanish Office is +34 915 903 219.

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

We sell our products to a diverse base of customers worldwide, in a wide range of industries. These industries include aluminum, silicone compounds used in the chemical industry, ductile iron, automotive parts, renewable energy, photovoltaic (solar) cells, semiconductors, electric vehicle batteries and steel, all of which are key elements in the manufacturing of a wide range of industrial and consumer products.

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

Ferroglobe’s Competitive Strengths and Strategy

Competitive Strengths

Leading market positions in silicon metal, silicon-based alloys and manganese-based alloys

We are a leading global producer of our core products based on merchant production capacity and maintain the leading market share in certain of our products. The Company has global production capacity for silicon metal of approximately 330,000 metric tons (including 51% of our attributable partnership capacity). We have 66% of the production capacity market share in North America and approximately 25% of the global market share (globally, excluding China), according to management estimates for our industry. In the case of manganese-based alloys, we retain approximately a 15% market share in Europe. We are among the three largest global producers of manganese alloys, excluding those located in China. Ferroglobe's market share in the ferrosilicon segment, excluding China, represented 8% of total demand. Its main markets are North America and Europe, with market shares of 45% and 11% respectively.

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

Global production footprint and reach

Our diversified production base comprises facilities across North America, Europe, South America, South Africa and Asia. We have the capability to produce our core products at multiple facilities, providing a competitive advantage when reacting to changing global demand trends and customer requirements. Furthermore, this broad base ensures reliability for our customers who value timely delivery and consistent product quality. Our diverse production base also enables us to optimize our production plans and shift production to the lowest cost facilities. Most of our production facilities are located close to sources of principal raw materials, key customers or major transport hubs to facilitate delivery of raw materials and distribution of finished products. This enables us to service our customers globally, while optimizing our working capital and aiding our customers to optimize their inventory levels. In addition, our U.S.-based operations primarily serve domestic customers, which allows us to avoid exposure to international trade tariffs and import duties, thereby enhancing cost efficiency and strengthening our competitive position in the local market.

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

Many of our customers, we believe, are leaders in their end-markets and fields. We have built long-lasting relationships with customers based on the breadth and quality of our product offerings and our ability to produce products that meet specific customer requirements. For the years ended December 31, 2025, 2024 and 2023, Ferroglobe’s 10 largest customers accounted for 49.9%, 56.0% and 50.5% of our consolidated sales, respectively. Our customer relationships provide us with stability and visibility into our future volumes and earnings, though we are not reliant on any individual customer or end-market. Our customer relationships, together with our diversified product portfolio, provide us with opportunities to cross-sell new products; for example, by offering silicon-based or manganese-based alloys to existing steelmaking customers.

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

Pioneer in innovation with focus on technological advances and development of next generation products

Our talented workforce has historically developed proprietary technological capabilities and next generation products in-house, which we believe gives us a competitive advantage. In addition to a dedicated R&D division, we have cooperation agreements with various universities and research institutes in Spain, France and other countries around the world. Our R&D achievements include:

●	ELSA electrode — Ferroglobe has internally developed a patented technology for electrodes used in silicon metal furnaces, which it has been able to sell to several major silicon producers globally. This technology, known as the ELSA electrode, improves energy efficiency in silicon metal production and eliminates contamination from iron. Ferroglobe has granted these producers the right to use the ELSA electrode against payment to Ferroglobe of royalties. Continuous improvements are made to keep this invention state of the art.
●	Silicon for Advanced Technologies — Ferroglobe has deployed its first industrial-scale silicon purification units in Puertollano (Spain) and Montricher (France). The purification process utilizes patented and proprietary technology that is highly industrial, cost-effective, and environmentally friendly. This physical process avoids the use of acid leaching to remove impurities. The resulting high-purity silicon, with a purity level of up to 99.995%, is milled to various sizes tailored to customer specifications. It is designed for a range of high-value applications, including advanced ceramics (such as silicon carbide and silicon nitride), coatings (brazing and sputtering), semiconductors, and more. The sizing is currently done at our Innovation Center in Sabón, Spain.
●	Li-ion batteries — Ferroglobe is leading the next-generation of technology with its development of pure silicon anodes, engineered to revolutionize the Li-ion battery market. The Company produces specialized micro- and submicro-metric silicon grades, designed for optimized integration into anodes with high silicon content. To propel these innovations, Ferroglobe has formed strategic partnerships with select companies and research institutions, focusing on surface treatment processes and electrochemical testing. For example, the Company invested in U.S.-based battery technology company Coreshell, a pioneer in nanocoating solutions for silicon-dominant anodes. Coreshell's groundbreaking technology eliminates the need for graphite, enabling batteries with longer ranges, faster charging times, and lower costs compared to those paired with LFP cathodes. This approach also enhances supply chain security and significantly reduces the carbon footprint of batteries. Ferroglobe’s competitive edge lies in its proprietary silicon purification processes and extensive expertise in silicon milling and post-treatment techniques, which are crucial for optimizing electrochemical performance. Beyond silicon-dominant anodes, Ferroglobe supplies high-purity silicon powders for other silicon-based active materials, including Si/C composites and SiOx, further expanding its reach in the battery materials market.

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

Environmental, Social and Governance (“ESG”) Strategy

In 2025, we continued to develop our ESG Strategy 2022-2026, a roadmap that will enable us to benchmark and assess ourselves on ESG matters, in alignment with the demands of our stakeholders and our industry trends. The ESG Strategy brings us closer to our goal of becoming a relevant player in the development of a sustainable future.

Our strategy is defined by the following four key pillars:

(i)	Strengthening our governance framework;
(ii)	Promoting solid and honest engagement with our people and local communities in which we operate;
(iii)	Reinforcing the role of sustainability through our value chain; and
(iv)	Improving our environmental footprint to enable materials which are vital for sustainable development.

We will continue to disclose our ESG progress annually in our Global ESG Reports. Our 2025 Global ESG Report will be published in 2026.

In alignment with these pillars and our comprehensive ESG strategy that involves identifying, assessing and managing risks and opportunities across the complete value chain, in 2024, the Company articulated certain decarbonization actions, and committed to reducing our Scope 1 and Scope 2 carbon-specific emissions by at least 26% by 2030 from a 2020 baseline.

Business Strategy

In 2020, we conducted a deep and broad evaluation of our Company with the goal of designing a strategic plan focused on bolstering the long-term competitiveness of the business and returning the Company to profitability by fundamentally changing the way we operate, both operationally and financially. The multi-year turnaround plan we developed impacts all the functional areas of our Company as we seek to drive changes that ensure competitiveness throughout the cycle. Since 2021, the Company has successfully been delivering on its previously disclosed strategic EBITDA improvement projects. We intend to further drive results focusing on the following key areas:

●	Footprint optimization: One of the Company’s core advantages is our large and diverse production platform. While our asset footprint provides flexibility, at times we are restricted in our ability to quickly adapt to changing market conditions due to inherent constraints in curtailing capacity, particularly for shorter durations. Going forward, our goal is to ensure that the operating platform is more flexible and modular so shifts in production, based on needs and relative costs, are incorporated swiftly. Through this value creation driver, we aim to shift our capacity footprint by optimizing production to the most competitive assets.
●	Continuous plant efficiency: We will continue to build on the success of our existing key technical metrics (“KTM”) program, which consists of specific initiatives aimed at enhancing our process, minimizing waste, and improving the overall efficiency to drive down costs. The Company maintains a pipeline of initiatives developed through the sharing of best practices among our numerous sites and through new improvements identified by our research and development team. Moreover, we have implemented developing tools to track our key performance indicators in an ongoing effort to improve furnace level performance.

●	Commercial excellence: We have implemented commercial best practices to maximize profitable revenue, aiming at improving and reinforcing our pricing, account management, salesforce effectiveness, and product portfolio and customer focus. We have strengthened our customer relationships by developing a target portfolio prioritization, re-designing our commercial coverage and operating model, and structuring our account planning, with the definition of clear objectives for each of our customers and a sustained focus on long-term partnership building. We have implemented a range of digitally-enabled tools and processes across the entire commercial function, bringing our team’s performance to the next level. Through our new customer relationship management tool, we have reinforced our account management and front-line effectiveness, as well as our customer service and quality management. On pricing, we have redesigned our governance process and introduced new tools to maximize profitability and provide margin transparency for every sale. Furthermore, we have re-designed our product management function, empowering this role to create customer value and act as a consistent source of information and cross-functional coordination.
●	Centralized purchasing: We have adapted our operating model such that our key inputs are purchased centrally to support a culture centered on buying better and spending better. This will enable us to improve our tracking of needs, enhance our ability to schedule purchases and enable us to benefit from bulk purchases. Buying better is a supply-led effort focusing on price and volume allocation, negotiating prices and terms, managing price risks, pooling volumes and contracts, shifting volumes to best-price suppliers and leveraging procurement networks. Spending better is an operation-led effort to control demand, enforce compliance, reduce complexity, and perform value engineering to foster efficient spending. Through the principles of buying better and spending better, we aim to attain more than just cost reduction. Through the new organization, we seek to reduce supply chain risk, supporting continuous quality and service improvement, fostering better decision-making about suppliers and optimizing resource allocation.
●	Selling, general and administration expense reduction: During our corporate review, we identified significant opportunities for further cost improvement through permanent cost cutting at our plants and corporate centers. We aim to bolster the overall cost structure at various levels by tracking these costs vigorously and increasing accountability. Through this, we aim to create a culture focused on cost control and discipline for deploying best practices to drive sound spending decisions without compromising our overall performance.
●	Working capital improvement: We have substantially improved our net working capital by establishing targets and improving our supply chain processes. Additionally, we have recently implemented a sales and operations planning process to further improve our working capital management. This will allow us to sustain competitive levels of working capital throughout the cycle. As a result of these measures, we have reduced our net working capital substantially over the last three years.

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

We plan to achieve organic growth by continually enhancing our product capabilities and developing new products to further diversify our portfolio and expand our customer base. We intend to focus our production and sales efforts on high-margin products and end-markets that we consider to have the highest potential for profitability and growth. We will continue to capitalize on our global reach and the diversity of our production base to adapt to changes in market demands, shifting our production and distribution across facilities between different products as necessary to remain competitive and maximize profitability. We aim to obtain further direct control of key raw materials to secure our long-term access to scarce reserves, which we believe will allow us to continue delivering enhanced products while maintaining our low-cost position. Additionally, we will continue to regularly review our customer contracts to improve their terms and to optimize the balance between selling under long-term agreements and retaining some exposure to spot markets. We intend to maintain pricing that appropriately reflects the value of our products and our level of customer service and, in light of commodity prices and demand fluctuations, may decide to change the weighting of our mix of contracts that are set at fixed prices versus index-based prices, to capitalize on market opportunities and to ensure a profit throughout the cycles.

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

Facilities and Production Capacity

As of December 31, 2025, the location of our assets and our production capacity, including 51% of the capacity of our partnerships (of which we own 51%), by geography, of silicon, silicon-based alloys and manganese-based alloys is detailed in the figure below. Certain furnaces and facilities can be and are converted from time to time among different families of products (for instance, from silicon metal to silicon-based alloys and vice versa) or among different products within the same family (for instance from ferromanganese to silicomanganese). Such conversions impact production capacities at each plant.

Our production facilities are strategically located throughout the world. We operate quartz mines located in Spain, South Africa, Canada, and the United States, and charcoal production in South Africa. Additionally, we operate low-ash, metallurgical grade coal mines in the United States.

As of December 31, 2025, certain production facilities in the United States, France, South Africa and Venezuela were partially or fully idled due to current market conditions. Additionally, certain production facilities in Europe were partially or fully idled to optimize energy and operating costs. Ferroglobe subsidiaries own a total of 18.9 megawatts of hydro production capacity in France.

Global Footprint Spanning Five Continents

Ferroglobe Assets

1	Becancour, Canada	17	Esmeralda, Spain
2	La Malbaie, Quebec	18	Serrabal, Spain
3	Beverly, OH	19	Sonia, Spain
4	Alloy, WV	20	Conchitina, Spain
5	Corbin, KY (Alden Recources)	21	Laudun, France
6	Aurora, IN	22	Pierrefitte, France
7	Billingsley, AL	23	Anglefort, France
8	Brideport, AL	24	Les Clavaux, France
9	Selma, AL	25	Montricher, France
10	Mendoza, Argentina	26	Dunkirk, France
11	Venezula (Metallurgy)	27	Hydro Plants, France
12	Veneuzuela (Mining)	28	Mo I Rana, Norway
13	Boo, Spain	29	eMalahleni, South Africa
14	Cee, Spain	39	Polokwane, South Africa
15	Dumbria, Spain	31	SamQuartz, South Africa
16	Monzon, Spain	32	Ningxia, China ("Yonvey")
16	Sabon , Spain	33	Marlboro, SC

Metallurgy Energy Mining

Notes: As of December 31, 2025

1 Includes operating capacity

2 Reflects 51% of partnerships interests in the U.S. and Canada

3 Excludes mothballed capacity: FerroVen (90k FeSi, 35k Mn-Alloys), Spain (49.5k Mn-Alloys)

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

Products

For the years ended December 31, 2025, 2024 and 2023, the Company’s consolidated sales, shipments in metric tons and average selling price by product were as follows:

	Year ended December 31,
($ thousands)	2025	2024	2023
Silicon metal	430,155	726,650	722,226
Manganese-based alloys	357,724	332,845	259,197
Ferrosilicon	282,560	272,351	330,946
Other silicon-based alloys	115,823	131,712	159,441
Silica fume	27,705	31,323	33,804
Other	121,154	149,058	144,420
Total Sales	1,335,121	1,643,939	1,650,034

Shipments in metric tons:
Silicon metal	147,112	222,762	194,385
Manganese-based alloys	305,747	275,991	227,243
Ferrosilicon	151,876	142,363	147,874
Other silicon-based alloys	38,283	40,667	43,557

Average Selling price ($/MT):
Silicon metal	2,924	3,262	3,715
Manganese-based alloys	1,170	1,206	1,141
Ferrosilicon	1,860	1,913	2,238
Other silicon-based alloys	3,025	3,239	3,661

Silicon metal

Ferroglobe is a leading global silicon metal producer with a total production capacity of approximately 330,000 tons (including our 51% share of Ferroglobe’s partnership capacity). Ferroglobe’s silicon metal production is spread across facilities located in the United States, France, South Africa, Canada and Spain. For the years ended December 31, 2025, 2024 and 2023, Silicon metal sales accounted for 32.2%, 44.2% and 43.8% of Ferroglobe’s total consolidated revenues, respectively.

Silicon metal is used by primary and secondary aluminum producers, who require silicon metal with specific properties to produce aluminum alloys. The addition of silicon metal during production helps to reduce shrinkage and the hot cracking tendencies of cast aluminum and improves the castability, hardness, corrosion resistance, tensile strength, wear resistance and weldability of the aluminum end products. Aluminum is used to manufacture a variety of automotive components, including engine pistons, housings, and cast aluminum wheels and trim, as well as high tension electrical wire, aircraft parts, beverage containers and other products which require aluminum properties. For the year ended December 31, 2025, sales to aluminum producers represented 42% of silicon metal revenues (25% for the year ended December 31, 2024, and 30% for the year ended December 31, 2023).

Silicon metal is also used by several major silicone chemical producers across a broad range of applications, including construction-related products and electronics, personal care items, and healthcare. In construction and equipment applications, silicone chemicals promote adhesion, act as a sealer and provide insulating properties. In personal care and health care products, silicone chemicals add a smooth texture that protects against ultraviolet rays and provide moisturizing and cleansing properties. Silicon metal is an essential component in the production of silicone chemicals, accounting for 20% of the cost of production. For the year ended December 31, 2025 sales to chemical producers represented 46% of silicon metal revenues (46% for the year ended December 31, 2024, and 47% for the year ended December 31, 2023).

In addition, silicon metal is the primary ingredient in the production of polysilicon, which is most widely used to manufacture solar cells and semiconductors. Producers of polysilicon employ processes to further purify silicon metal and grow ingots from which wafers are cut. These wafers are the base material to produce solar cells, which convert sunlight into electricity. Individual solar cells are soldered together to make solar modules. For the year ended December 31, 2025 sales to polysilicon producers represented 12% of silicon metal revenues (29% for the year ended December 31, 2024, and 19% for the year ended December 31, 2023).

Manganese-based alloys

Ferroglobe is among the leading global manganese-based alloys producers based on production capacity. As of December 31, 2025, Ferroglobe maintained approximately 300,000 tons of annual silicomanganese production capacity and approximately 270,000 tons of annual ferromanganese production capacity across our factories in Spain, Norway and France. During the years ended December 31, 2025, 2024 and 2023 Ferroglobe sold 305,721 tons, 275,991 tons and 227,243 tons of manganese-based alloys, respectively. For the years ended December 31, 2025, 2024 and 2023, Ferroglobe’s revenues generated by manganese-based alloys sales accounted for 26.8%, 20.2% and 15.7% of Ferroglobe’s total consolidated revenues, respectively. More than 90% of global manganese-based alloys production is used in steel production, and all steelmakers use manganese and manganese alloys in their production processes.

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

Silicon-based alloys

Ferrosilicon

Ferroglobe is among the leading global ferrosilicon producers based on production output in recent years. During the year ended December 31, 2025, 2024 and 2023 Ferroglobe sold 151,876 tons, 142,363 tons and 147,874 tons of ferrosilicon, respectively. For the years ended December 31, 2025, 2024 and 2023, Ferroglobe’s revenues generated by ferrosilicon sales accounted for 21.2%, 16.6% and 20.1%, of Ferroglobe’s total consolidated revenues, respectively.

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

Other silicon-based alloys

During the year ended December 31, 2025, Ferroglobe sold 38,283 tons of silicon-based alloys (excluding ferrosilicon) (40,667 tons during the year ended December 31, 2024, and 43,557 tons during the year ended December 31, 2023). For the years ended December 31, 2025, 2024 and 2023, Ferroglobe’s revenues generated by silicon-based alloys (excluding ferrosilicon) accounted for 8.7%, 8.0% and 9.7% of Ferroglobe’s total consolidated revenues, respectively.

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

Silica fume

For the years ended December 31, 2025, 2024 and 2023, Ferroglobe’s revenues generated by silica fume sales accounted for 2.1%, 1.9% and 2.0%, respectively of Ferroglobe’s total consolidated sales.

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

Raw Materials, Logistics and Power Supply

The primary raw materials used by Ferroglobe are carbon reductants (primarily coal, but also charcoal, metallurgical and petroleum coke, anthracite and wood) as well as minerals (manganese ore and quartz). Other raw materials used include electrodes (consisting of graphite and carbon electrodes and electrode paste), slags and limestone, as well as iron scraps and certain specialty additive metals. Ferroglobe has operational quartz mining activities in Spain, the United States, Canada, and South Africa; low-ash metallurgical quality coal mining activities in the United States; interests in hydroelectric power plants in France; and a carbon electrodes plant in China. The Company also procures coal, manganese ore, quartz, petroleum and metallurgical coke, electrodes and most additive metals centrally under the responsibility of the corporate purchasing department. Some locally sourced raw materials are purchased at a decentralized level (country specific purchasers) by delegation from the corporate purchasing department. The prices of our principal raw materials have experienced volatility from time to time. See “Item 3.D.—Risk factors—Risks Related to Our Business and Industry”.

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

The majority of the manganese ore Ferroglobe purchased in 2025 came from suppliers located in South Africa and Gabon with additional procurement from Ghana and Mexico. There were severe shipment delays from Gabon in the first quarter of 2025. Additionally, Global manganese ore prices are mainly driven by manganese demand from China and to a lesser extent from India. Finally, Gemco resumed operations in 2025.

Coal

Coal is the major carbon reductant in silicon and silicon alloy production. Only washed and screened coal with ash content below 10% and with specific physical and chemical properties is used for production of silicon alloys.

The majority of purchased coal in 2025 was sourced from a single mining site in Colombia, while the remainder originated from the United States, and to a lesser extent from Australia and South Africa. Ferroglobe has a long-standing relationship with the coal washing plants which price coal using spot, quarterly, semi-annual or annual contracts, based on market outlook. European coal prices, which are denominated in USD, are mainly related to API 2, the benchmark price reference for coal imported into northwest Europe. Prices are impacted by the increasing difficulty in disposing of coal mines in Europe.

Ferroglobe also owns Ferroglobe USA Mining, LLC. in the United States. Ferroglobe USA Mining provides a stable and long-term supply of low ash metallurgical grade coal by fulfilling a substantial portion of our requirements to our North American operations.

See “—Mining Operations” below for further information.

Quartz

Quartz, also known as quartzite, is a key raw material in the manufacture of silicon metal and silicon-based alloys. Although quartzite is relatively abundant from a geological standpoint, deposits of high-purity quartzite with the thermo-mechanical properties required for metallurgical silicon production are extremely scarce.

Ferroglobe has secured access to quartz from its quartz mines in Spain, South Africa, the United States and Canada (see “—Mining Operations”). For the year ended December 31, 2025, and 2024, 59.4% and 59.1% of Ferroglobe’s total consumption of quartz was self-supplied. Ferroglobe also purchases quartz from third-party suppliers on the basis of annual contractual agreements. Ferroglobe’s quartz suppliers typically have operations in the same countries where Ferroglobe factories are located, or in close proximity, which minimizes logistical costs.

Ferroglobe controls quartzite mining operations located in Alabama and a concession to a quartzite mine in Saint-Urbain, Québec (operated by a third-party miner). These mines supply our North American operations with a substantial portion of their requirements for quartz. In 2023, Ferroglobe expanded its supply through the acquisition of a property in South Carolina, USA. First shipments from this facility were made in September 2024 and the supply has ramped up in 2025.

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

In 2025, our sourcing of metallurgical coke was predominantly from Poland, China, Colombia and Spain with limited sourcing from Indonesia.

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

In 2025, the sourcing of graphite electrodes came from European countries, India and China through a combination of spot and long-term agreements. Carbon electrodes supplies originated from Poland and China, including from Ferroglobe´s own carbon electrode factory in Ningxia Province in China.

Logistics

Logistical operations are managed centrally. Sea-freight operations are centralized at corporate level, while rail logistics are managed at a country level. Road transportation is managed at plant level with centralized coordination in multi-site countries. Contractual commitments in respect of transportation and logistics match, to the extent possible, Ferroglobe’s contracts for raw materials and customer contracts.

Energy

In Spain, energy is purchased through two kinds of supply contracts: (i) market-related agreements via a Group energy supply company and (ii) Power Purchase Agreements (“PPAs”). Four PPAs were in effect in 2025 supplying up to 180 GWh. The remaining balance is purchased from the market, both at spot and forward rates. The electricity market prices have trended lower in Spain in 2024 and 2025. Forward pricing trends are currently amongst the lowest in the European Union. The Company has also maintained its policy to adjust consumption throughout the day due to an elaborate modulation practice.

Regarding indirect CO2 subsidies, the Spanish government has significantly increased the 2025 budget for indirect CO2 compensation for electro-intensive industries from €300 million to €600 million. This represents 87% of the maximum compensation, compared to 47% the previous year, aligning Spanish practice with that of other European countries.

Ferroglobe participates in the Active Demand System (“SRAD”). This is a balancing mechanism managed by Red Electrica, provided for in current legislation and which follows the guidelines of the European Commission. It can be applied in those specific situations in which the system does not have enough resources to maintain the appropriate level of reserve, as a result of the simultaneous conjunction of a series of supervening events. In this way, successful bidders undertake to reduce their energy consumption and then ensure that the rest of the demand is covered.

In France, Ferroglobe entities previously had their power needs covered by the participation in the ARENH mechanism administered by the French Energy Regulatory Commission, which ended in 2025. This regulation enacted in 2015, which ended in 2025, enabled French subsidiaries of the Company to benefit from reduced transmission tariffs, interruptibility compensation (an agreement whereby the companies agree to interrupt production in response to surges in demand across the French electricity grid), as well as receiving compensation for indirect carbon dioxide costs under the EU Emission Trading System (“ETS”) regulation. These arrangements not only allowed French plants to operate competitively over a 12-month basis, but also to concentrate production during periods when energy prices are lower or even negative, as and when required. In 2025, Ferroglobe did not operate in France during the first quarter and most of the fourth quarter largely to optimize its contractual agreement.

Under its agreement with EDF, the Company benefitted through 2025 in a program administered by the French Energy Regulatory Commission, which allowed alternative suppliers to purchase electricity generated by nuclear power plants under favorable conditions set by the public authorities, known as ARENH. The ARENH benefit allowed all alternative suppliers to obtain electricity from EDF during certain time periods under conditions set by the public authorities. The price was established at 42 EUR/MWh hour. As such, when market prices were high, the ARENH system was an attractive solution.

In addition, we had an additional agreement with EDF in which we agreed different electricity prices throughout the year based on demand. When demand was highest, our agreed price was generally lowest and was even negative during certain time periods.

For the year ended December 31, 2025, the Company recorded $29,157 thousand as an offset to expense recorded within “raw materials and energy consumption for production” associated with these benefits.

In Q4 2025, the Company entered into two separate electricity supply agreements with EDF to secure energy for its French operations beginning in January 2026. The Company entered into (i) a 10-year indexed wholesale electricity supply agreement (“CPI Contract”) covering approximately 70% of forecast consumption across six industrial sites through December 2035, and (ii) a 4-year retail electricity supply agreement (“Retail Contract”) covering 100% of consumption from 2026 to 2029. Although economically linked, the contracts were intentionally structured as two separate units of account for regulatory and operational reasons. The CPI Contract includes indexed pricing based on the EU Silicon Metal 5-5-3 index and EU ETS CO2 emission allowances futures, subject to annual floors and a ceiling, and provides for volume adjustment mechanisms (“reprévisions”). The Retail Contract integrates the CPI block into EDF’s retail billing framework and applies an 80–120% consumption tolerance band (“Reference Tunnel”). Together, these agreements support cost predictability for the Company’s French operations.

Ferroglobe’s production of energy in France through its hydroelectric power plants provides additional mitigation to its exposure to volatility in energy price.

In the United States, electric supply contracts provide the ability to interrupt load and achieve reasonable rates. Our power supply contracts have, in the past, resulted in stable price structures. In West Virginia, we had a contract with Brookfield Renewable Partners, LP to provide approximately 50% of our power needs from a dedicated hydroelectric facility, through December 2025 at a fixed rate. The contract has been renewed for a portion of 2026. Our contract capacity for non-hydroelectric power in West Virginia was reduced in 2025 to match our expected production level.  Our contracts in Alabama are primarily sourced through special contracts that provide competitive rates. In Ohio, electricity is sourced at market-based rates.

In Canada, we have an evergreen supply agreement with the local electricity supplier, Hydro-Québec, for our plant, Silicium Québec in Becancour. 99% of Hydro-Québec electricity derives from renewable energy sources. Annual price changes are implemented  in April. Hydro-Québec guarantees a price adjustment equal or lower than the annual inflation rate. The plant participates in the winter power curtailment program, which runs from the December 1 to March 31 of each year. Participation in Hydro-Québec’s winter curtailment program provides cost savings, supports grid reliability, and reinforces our commitment to sustainable energy management. Beginning in  December 2025, Hydro-Québec implemented a revised power curtailment program due to the increased energy demand in the region.

In South Africa, the Company maintains an evergreen electricity supply agreement with Eskom, the national utility provider, covering its operations at our Polokwane and Emalahleni plants, and Thaba Chueu mining facilities. Eskom’s electricity tariffs are regulated by the National Energy Regulator of South Africa (NERSA), with annual adjustments publicly announced and implemented each April.

During 2025, only the Emalahleni smelter operated under standard tariff conditions, while remaining operations were subject to Eskom’s interruptibility program for the majority of the year. This program mandates temporary curtailments during periods of grid stress, with compensation provided on an hourly basis, thereby contributing to a reduction in the effective electricity cost. The Polokwane facility has been idled for the foreseeable future, placed under maintenance and operated under a temporary reduced consumption contract commencing in April 2025 for a duration of one year.

Operational planning in South Africa is structured to align production with seasonal tariff variations, favoring increased output during the summer months when electricity prices are lower, and scaling back during the winter months (June through August), when tariffs are elevated. Loadshedding events were minimal in 2025, attributable to increased renewable energy integration into the national grid and reduced consumption by electro-intensive users in response to high electricity prices during the year.

Looking ahead, the Company is actively evaluating opportunities to diversify its energy portfolio beginning in 2026, including engagement with renewable energy producers. The feasibility of such initiatives remains dependent on securing competitively priced, long-term electricity supply from Eskom, particularly during off-peak periods. In 2025, the Company submitted an application for a Negotiated Power Pricing Agreement (“NPA”) with Eskom, which, if approved, could provide for reduced tariffs over a six-year period at fixed rates applicable across both summer and winter seasons.

In Norway, we have a long-term contract with Statkraft to provide 75% of our energy needs at a fixed price. Our operations there benefit from a reduction of the distribution tariff, while also receiving compensation for indirect carbon dioxide costs under the ETS regulation, allowing it to produce very competitively.

In Argentina, the Ministry of Economy extended the resolution for energy supply to electro intensive companies, which provides a discount on the price set monthly by the energy supplier through December 31, 2025. The Company is currently assessing a variety of options as it relates to its next energy supply agreements and has requested an extension of its current agreement to the Ministry of Economy.

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

The following table sets forth summary information on Ferroglobe’s mines as of December 31, 2025.

			Annual	Production	Production		Production		Mining
Mine	Location	Mineral	capacity kt	in 2025 kt	in 2024 kt		in 2023 kt		Recovery
Sonia	Spain (Mañón)	Quartz	150	74	116		119		0.4
Esmeralda	Spain (Val do Dubra)	Quartz	50	14	6		10		0.4
Serrabal.	Spain (Vedra & Boqueixón)	Quartz	330	173	225		201		0.2
Coto Minero Conchitina(4)	Spain (O Vicedo)	Quartz	50	16	15		14		0.35
Thaba Chueu Mining	South Africa (Delmas)	Quartzite	750	511	636		592		0.9
Mahale	South Africa (Limpopo)	Quartz	80	29	57		32		0.5
Roodepoort	South Africa (Limpopo)	Quartz	—	—	—		—		0.5
AS&G Meadows Pit	United States (Alabama)	Quartzite	131	98	117		140.5		0.4
South Carolina Pit	United States (South Carolina)	Quartzite	145	86	33		—		0.3
			1,736	1,001	1,252		1,184

Mosely Gap/Eatin Fk.	United States (Kentucky)	Coal (active)	150	135.0	180.8	(*)	163.9	(*)	0.32
Buffalo Creek	United States (Kentucky)	Coal (active)	48	25.0	—		—		0.32
Hubbs Hollow	United States (Kentucky)	Coal (active)	150	78	57.6	(*)	52.2	(*)	0.32
Wynn Hollow	United States (Kentucky)	Coal (inactive)	100	—	—		—		0.32
Bennett's Branch	United States (Kentucky)	Coal (inactive)	50	—	—		—		0.32
Bain Branch No. 3	United States (Kentucky)	Coal (inactive)	—	—	—		—		0.32
Bradford Branch	United States (Kentucky)	Coal (inactive)	48	—	—		—		0.32
Harpes Creek 4A	United States (Kentucky)	Coal (active)	40	33.5	9.9	(*)	11.9	(*)	0.32
			586	271.50	261		255
(*) The production figures for the years ended December 31, 2024 and 2023 have been restated to report coal extracted without consideration to rock that was correspondingly mined.
	Proven	Probable
	reserves	reserves	Mining		Btus per				Expiry
Mine	Mt(1)	Mt(1)	Method	Reserve grade	lb.		Life(2)		date(3)
Sonia	1.31	0.75	Open-pit	Metallurgical	N/A		14		2069
Esmeralda	0.01	0.11	Open-pit	Metallurgical	N/A		4		2029
Serrabal.	2.54	1.59	Open-pit	Metallurgical	N/A		13		2038
Coto Minero Conchitina(4)	—	0.60	Open-pit	Metallurgical	N/A		10		2036
Thaba Chueu Mining	22.62	4.16	Open-pit	Metallurgical & Glass	N/A		35		2039
Mahale	—	0.67	Open-pit	Metallurgical	N/A		19		2035
Roodepoort	—	—	Open-pit	Metallurgical	N/A		4		2028
AS&G Meadows Pit	0.50	—	Surface	Metallurgical	N/A		4		2029
South Carolina Pit	1.96	0.20	Surface	Metallurgical	N/A		15		2040
	28.94	8.08

Mosely Gap/Eatin Fk.	0.07	0.09	Surface	Metallurgical	—		1		2026
Buffalo Creek	0.18	—	Surface	Metallurgical	—		1,5		2027
Hubbs Hollow	0.45	—	Surface	Metallurgical	—		2		2027
Wynn Hollow	0.41	—	Surface	Metallurgical	—		2,5		2028
Bennett's Branch	1.06	1.06	Underground	Metallurgical	—		12		2036
Bain Branch No. 3	2.80	0.09	Underground	Metallurgical	—		18		2042
Bradford Branch	0.18	—	Surface	Metallurgical	—		2		2026
Harpes Creek 4A	0.70	0.50	Underground	Metallurgical	—		8		2032
	5.85	1.74
(1)	The estimated recoverable proven and probable reserves represent the tons of product that can be used internally or sold to metallurgical or glass grade customers. The mining recovery is based on historical yields at each particular site. We estimate our permitted mining life based on the number of years we can sustain average production rates under current circumstances.
(2)	Current estimated mine life in years.
(3)	Expiry date of Ferroglobe’s mining concession.
(4)	Ferroglobe considers its Conchitina mining concessions as a single mining project legally supported by the formation of Coto Minero, formally approved by the Mining Authority in March 2018. In addition, Ferroglobe currently holds all necessary permits to start production at its Conchitina mines. Although Ferroglobe has not received formal approval from the Spanish Mining Authority over its 2026 Annual Mining Plan, we are not legally prevented from commencing mining operations in the area based on the fully-authorized 2025 Annual Mining Plan.

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

South African concessions

Delmas

Ownership of the properties currently mined at Delmas was transferred to Thaba Chueu Mining (Pty) Ltd (“TCM”), a subsidiary of the Company, in 2017. The total surface area covered by TCM Delmas mine is 118.1 hectares. The mine supplies some of its material to Ferroglobe’s Emalahleni smelter, but the majority of its production, mainly flint sand, is sold to the South African glass manufacturing industry. Other quartz material is sold to local metallurgical customers and the construction industry. Current mining rights expire in 2039.

Mahale

Mahale is situated on state-owned land, and TCM currently leases the land through an agreement with the local traditional tribal authority and runs mining operations on the area with mining rights owned by TCM. The current mining right in the name of TCM will expire in 2035. The total surface area covered by Mahale mine is 329.7 hectares. The lease agreement between TCM and the local tribal authority is in force for the entire duration of the mining right or as long as it is economically viable for the lessee to mine.

Roodepoort

The Roodepoort mining right was held by Ferroglobe’s subsidiary, Ferroglobe South Africa (Pty.), Ltd, and transferred to Thaba Chueu Mining (Pty.) Ltd in December 2025. The mining right expires in 2028.

The total surface area covered by the Roodepoort mine is 17.6 hectares. The mining area covers the cobble and block areas. The land upon which the Roodepoort mine is located is owned by Alpha Sand. A lease agreement with Alpha Sand was most recently signed in 2024. Geological field work was undertaken during 2024 which recommended further exploration drilling for quartz adjacent to the current mining license area.

Fort Klipdam

The land on which Fort Klipdam is located is owned by Ferroglobe South Africa (Pty) Ltd. The Company depleted its mining reserves in 2024.

For further information regarding South African regulations applicable to mining concessions, as well as environmental and other regulations, see “Item 4.B—Laws and regulations applicable to Ferroglobe’s mining operations—South Africa.”

United States and Canadian concessions

Coal

As of December 31, 2025, we have three active coal mines (two surface mines and one underground mine) located in Knox County, and Whitley County, Kentucky. We also have six inactive permitted coal mines available for extraction located in Kentucky. All of our coal mines are leased and the remaining term of the leases range from one year to the completion of mining. The majority of the coal production is consumed by the Company’s facilities in the production of silicon metal and silicon-based alloys. As of December 31, 2025, we estimate our proven and probable reserves to be 5,850,000 tons with an average permitted life of 23 years at present operating levels. Present operating levels are determined based on a three-year annual average production rate. Reserve estimates were made by our geologists, engineers and third parties based primarily on drilling studies performed. These estimates are reviewed and reassessed from time to time. Reserve estimates are based on various assumptions, and any material changes in these assumptions could have a material impact on the accuracy of our reserve estimates.

We currently have one coal processing facility in Kentucky, which is active. The facility processes approximately 275,000 tons of coal annually, with a capacity of 1,300,000 tons. The average coal processing recovery rate is 45%.

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

Customers and Markets

The following table details the breakdown of Ferroglobe’s revenues by our customer billing location for the years ended December 31, 2025, 2024 and 2023, respectively.

	Year ended December 31,
($ thousands)	2025	2024	2023
United States of America	534,870	573,636	670,854
Europe
Spain	104,783	169,541	169,390
Germany	186,808	282,200	276,333
Luxembourg	114,446	745	46
Other European Countries	215,047	210,977	199,743
Total revenues in Europe	621,084	663,463	645,512
Rest of the World	179,167	406,840	333,668
Total	1,335,121	1,643,939	1,650,034

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

For the years ended December 31, 2025, 2024 and 2023, Ferroglobe’s 10 largest customers accounted for 44.9%, 56.0% and 50.5% of the Company’s consolidated revenues, respectively.

Customer contracts

Our contracting strategy seeks to ensure significant revenue while remaining flexible to benefit from movement in market pricing and operating efficiencies. Our silicon metal, manganese-based ferroalloys and silicon-based ferroalloys are typically sold under annual and quarterly contracts. Historically, we have targeted to contract 70% of our silicon metal, manganese-based ferroalloys production and silicon-based ferroalloy production in the fourth quarter for the following calendar year. In 2025, the majority of our contracts were indexed to market related benchmarks.

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

Competition

The Company competes on a variety of key factors. Price remains the most significant differentiating and competitive factor across our core industries. In markets characterized by commoditized products and global competition, pricing discipline directly influences our ability to secure contracts, maintain customer loyalty, and defend market share. However, competition is not determined by price alone.

We are also focused closely on the consistency of product quality, particularly adherence to chemical and physical specifications. Such factors are critical for customers whose processes depend on predictable performance and tight tolerances. Ferroglobe’s ability to deliver uniformity across batches and facilities strengthens our reputation as a reliable partner in industries where deviations can disrupt downstream operations.

Equally important is the reliability of supply. Customers value suppliers who can ensure continuity even in volatile environments marked by fluctuating demand, logistical challenges, or geopolitical pressures. Our global footprint, diversified production base, and integrated logistics network enable us to mitigate disruptions and provide assurance of timely delivery.

Taken together, these factors—price, quality consistency, and supply reliability—form the foundation of our competitive positioning.

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

For further information regarding antidumping and countervailing duty orders, and laws that protect our products from our competitors, see “Item 4.B—Regulatory matters—Trade”.

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

Silicon for advanced technologies– Li-ion batteries

Ferroglobe’s Silicon for Advanced Technologies project has the objective of manufacturing customized, silicon-based products tailored for high-end applications. Among the diverse applications being targeted, the most promising market is that of anodic materials for Li-ion batteries. In this specific domain, Ferroglobe has developed high-purity silicon powder, available in various purities and sizes, intended for use as raw material in the production of anodic active materials such as silicon/carbon composites (Si/C) or silicon monoxide (SiOx). These materials, Si/C and SiOx, are incorporated in small proportions in the anodes of lithium-ion batteries.

In this project, high-purity silicon powder is produced using Ferroglobe’s patented and proprietary technology, leveraging purification methods originally developed for solar-grade silicon. Each of these innovations is protected by patents and offers industrial viability, cost-effectiveness, and a minimal carbon footprint, positioning Ferroglobe as a leader in this emerging market. Our Innovation Centre in Sabón, Spain, hosts the first demonstration milling unit, while industrial-scale purification facilities are already operational in Montricher, France, and Puertollano, Spain. In anticipation of the opportunity for the production and commercialization of silicon-based materials for EV batteries, we have commenced the production and validation of silicon powder for cutting-edge ceramics (such as silicon carbide and silicon nitride), specialized alloys, and fillers for semiconductors. Additionally, Ferroglobe is leading efforts to develop the next generation of technology with pure silicon anodes and is working on using end-of-life solar modules as raw material to produce high-purity silicon powder for battery applications and advanced ceramics. By applying the same purification processes, Ferroglobe can also recover other valuable metals contained in these modules, enabling the production of sustainable silicon for high-value applications.

Ferroglobe invested in U.S.-based startup Coreshell, which is pioneering a nanocoating solution for silicon-dominant anodes that eliminates the need for graphite entirely. This breakthrough, when paired with LFP cathodes, could potentially yield more affordable batteries with longer vehicle range and faster charging times. Replacing graphite could also enhance supply chain security and significantly reduce the battery's carbon footprint.  We are closely collaborating with them by designing specialized micrometric silicon grades and special new generation of silicon materials for silicon dominant anodes and we are currently negotiating a long-term silicon supply contract to secure reliable material availability for this transformative technology. We have established strategic collaborations with selected companies and research institutes for electrochemical testing of our silicon materials. Finally, in March 2026, Coreshell completed its anticipated Series-B offering, converting the Company’s prior Simple Agreement for Future Equity (SAFE) into equity shares.

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

In June 2020, the Russian silicon metal antidumping duty order was renewed for another five years after Commerce and the ITC determined that revocation would lead to continued or recurrent dumping and injury to the U.S. industry.  Similarly, in November 2023, the China antidumping duty order was renewed for another five years after the ITC and Commerce determined that revocation of the order on Chinese silicon metal imports would lead to continued or recurrent dumping and injury to the U.S. industry.

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

On April 24, 2025, Ferroglobe petitioned the U.S. Department of Commerce (Commerce) and the U.S. International Trade Commission (ITC) to investigate Angola, Australia, Laos, Norway, and Thailand for unfairly priced and subsidized silicon metal imports. Most of the affirmative preliminary determinations were issued in September 2025, and Commerce announced the preliminary antidumping determinations for Australia and Norway on January 29, 2026. Commerce issued its final antidumping and countervailing duty determinations for Angola, Laos, and Thailand on February 18, 2026. On March 17, 2026, the ITC issued its final determinations for Angola, Laos, and Thailand. The Commission reached a unanimous affirmative determination with respect to Angola and Laos. The ITC determined that imports from Thailand are negligible and no countervailing duty order will be issued for that country. Commerce’s final determinations for Australia and Norway are expected on June 25, 2026, with the corresponding final ITC decision typically issued approximately four weeks later.

In Canada, a sunset (expiry) review of the Canadian antidumping/countervailing duty order covering silicon metal imports from China was conducted. On April 30, 2025, a decision by the Canadian International Trade Tribunal was reached to continue the order without an amendment, finding that removal of antidumping and countervailing duties would likely cause injury.

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

The European Commission (“EC”) opened a safeguard investigation into imports of silicon metal, manganese and silicon-based alloys to Europe on December 19, 2024. The investigation was initiated at the request of certain member states.

Following an extensive investigation based on surveys and subsequent analysis, the EC found that imports of ferroalloys seriously injured EU-based producers. The final decision was announced on November 18, 2025, and became effective immediately. The term of these safeguard measures is three years, expiring on November 17, 2028.

This important step protects the EU’s ferroalloy industry by imposing definitive safeguard measures comprising country-specific tariff rate quotas for each type of ferroalloy, limiting the volume of imports entering the EU duty-free. Imports exceeding these quota volumes must pay duty if their import price is below the established price threshold. The amount of duty will be the difference between the established price threshold and the actual import price. The quota is generally set at 75% of each country’s average imports for 2022-2024. The approach aims to reinforce the importance of wider European supply chains.

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

C.    Organizational structure.

Ferroglobe PLC is the parent company of the Ferroglobe Group. For a list of subsidiaries and ownership structure see “Note 2. Organization and Subsidiaries” to our consolidated financial statements.

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

Principal Factors Affecting Our Results of Operations

Sale prices

Ferroglobe’s operating performance is highly correlated to the demand for our products, market prices and costs to serve in a globally competitive environment. Ferroglobe follows a pricing policy aimed at balancing its exposure to termed contracts, based on formula pricing, and to the spot market, depending on market opportunities. This approach allows Ferroglobe to remain flexible in adjusting its production and sales footprint depending on changing market conditions, which traditionally have been volatile.

During 2025, market prices across our key segments were impacted by the ongoing decline in market price, which began in 2024. Pricing pressures were caused by lower priced imports resulting from global oversupply as well as end market demand uncertainty associated with tariffs. Additionally, lower market demand continued throughout 2025, especially from the automotive and construction sectors which impacted the demand for a variety of our products.

Silicon metal pricing declined during the year in line with lower demand and increasing inventories across global value chains such as the chemical, aluminum, and other commodity sectors. Pricing across Europe and Asia has converged as a result of Chinese competition while the US still carries a premium. The drop in demand has forced western producers to adjust their production in an effort to attenuate the downward trend in silicon prices suffered in 2024, which has accelerated through 2025 due to persistent oversupply. Ferroalloy prices in the EU followed a similar trend as a result of uncertainty around safeguard measures before recovering in Q4 2025, when such measures were finalized. Indian producers continued to be aggressive in pricing, driving manganese alloy prices lower in a low-demand environment.

Cost of raw materials

The main raw materials sourced by Ferroglobe are quartz, manganese ore, coal, metallurgical coke, wood, and charcoal.

Manganese ore is the largest component of the cost base for manganese-based alloys. In 2025, 42% of Ferroglobe’s total 574kt purchases fell under an annual commitment (39% of 345kt in 2024 and 35% of 552kt in 2023), while the remaining was purchased on a spot basis. Total manganese ore expenses in 2025 were $115 million ($110.2 million in 2024 and $112.6 million in 2023). In 2025, annual volume purchased increased compared to 2024. From a qualitative point of view, Ferroglobe purchased more external sinter compared with producing internally. High Grade ore market prices averaged $4.46/dmtu in 2025 vs $ 5.55/dmtu in 2024. Market Medium Grade ore price averaged $ 4.06/dmtu in 2025 vs $4.33/dmtu in 2024.

In 2025, coal represented a $148.6 million expense for Ferroglobe ($178.6 million in 2024 and $191.3 million in 2023). In 2025, volume declined significantly as a result of the lower operating rate of silicon metal plants. Washed coal prices declined throughout 2025, reflecting the evolution of international prices. The average price of API 2, the index for European coal, was $99.14/MT in 2025 compared to $112.51/MT in 2024.

Metallurgical coke, used for manganese alloys production, represented a total purchase amount of $38.6 million in 2025 ($43.3 million in 2024 and $41.5 million in 2023). Although volume increased as a reflection of higher manganese alloys production, unit prices declined significantly throughout 2025 reflecting sufficient supply and weaker steel demand.

Wood is an important element for the production of both silicon alloys and charcoal, which is used as a carbon reductant at Ferroglobe’s South African operations. Ferroglobe’s wood expense amounted to $32.3 million, $36.6 million and $40.7 million in 2025, 2024 and 2023, respectively.

Ferroglobe sourced the majority of its quartz needs globally from own mines in Spain, South Africa, the United States and Canada. Total quartz consumption in 2025, 2024 and 2023 represented an expense of $82.7 million, $74.8 million and $76.7 million, respectively. Volume dropped as a consequence of lower demand due to production cuts. Unit prices increased in 2025 reflecting inflation and some scheduled pricing adjustments.

Energy

Energy generally constitutes one of the largest expenses for most of Ferroglobe’s products. Ferroglobe focuses on minimizing energy prices and unit consumption throughout its operations through active management of our energy procurement and by concentrating its silicon and manganese-based alloy production during periods when energy prices are lower. In 2025, Ferroglobe’s total power consumption was 5,801 gigawatt-hours (5,915 in 2024), reflecting a lower level of production, with power contracts that vary across its operations and geographies.

With improved energy production in European countries, especially nuclear power production in France, and in renewables generally, together with reduced consumption in most countries, market prices declined throughout the year in Europe. In the U.S., the rise of data centers has placed pressure on energy prices. In Argentina, a new agreement was extended through 2025 after a few months of idled operations. In South Africa, energy prices remained high despite the availability of energy improving coupled with an application for a new power agreement with the local supplier. In other geographies, the situation was stable.

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

Unfair trade practices

A number of the products we manufacture, including silicon metal and ferrosilicon, are globally-traded commodities that are sold primarily on the basis of price. As a result, our sales volumes and prices may be adversely affected by influxes of imports of these products that are dumped or are subsidized by foreign governments. Our silicon metal and ferrosilicon operations have been injured by such unfair import competition in the past. Applicable antidumping and countervailing duty laws and regulations may provide a remedy for unfairly traded imports in the form of special duties imposed to offset the unfairly low pricing or subsidization. However, the process for obtaining such relief is complex and uncertain. In 2024 and 2025, for example, the US Commerce Department and the ITC issued antidumping and countervailing duties for ferrosilicon imports against Russia, Brazil, Kazakhstan and Malaysia.

Regulatory changes

See “Item 4.B.—Business Overview—Regulatory Matters.”

Comparison of the years ended December 31, 2025 and 2024

	Year ended December 31,
($ thousands)	2025	2024
Sales	1,335,121	1,643,939
Raw materials and energy consumption for production	(933,531)	(1,027,130)
Other operating income	82,835	84,378
Staff costs	(270,649)	(279,864)
Other operating expense	(245,899)	(265,182)
Depreciation and amortization	(84,951)	(75,463)
Impairment loss	(17,488)	(43,052)
Other gain (loss)	1,105	555
Operating (loss) profit	(133,457)	38,181
Finance income	3,474	7,248
Finance costs	(20,775)	(21,942)
Exchange differences	(23,886)	13,565
(Loss) Profit before tax	(174,644)	37,052
Income tax (expense)	(2,468)	(16,252)
(Loss) Profit for the year	(177,112)	20,800
(Loss) Profit attributable to non-controlling interests	(6,412)	(2,738)
(Loss) Profit attributable to the Parent	(170,700)	23,538

Sales

Sales decreased $308,818 thousand, or 18.8%, to $1,335,121 thousand for the year ended December 31, 2025, from  $1,643,939 thousand for the year ended December 31, 2024. The decrease in sales revenue was mainly driven by a 40.8% decrease in silicon metals revenue, partially offset by a 7.5% increase in manganese-based alloys revenues.

Silicon metal sales revenue decreased $296,495 thousand, or 40.8%, and average selling prices of silicon metal decreased by 10.4% to $2,924/MT in 2025 from $3,262/MT in 2024. Total shipments of silicon metal decreased by 34.0% due to weakened global demand in 2025, as manufacturing activity in Europe remained below expansionary levels and downstream sectors such as chemicals and aluminum continued to operate under subdued consumption.

Silicon-based alloys sales revenue decreased $5,747 thousand, or 1.4%. Average selling prices fell 5.1% to $2,095/MT in 2025 from $2,208/MT in 2024, reflecting continued pricing pressure across key end markets. Total shipments increased by 3.9% as demand stabilized at low levels, with customers maintaining baseline order patterns despite generally subdued industrial activity. The increase in volumes partially mitigated, but did not offset, the impact of lower prices.

Manganese-based alloys sales revenue increased $24,879 thousand, or 7.5%, and average selling prices decreased by 3.0% to $1,170/MT in 2025, compared to $1,206/MT in 2024. Total shipments increased by 10.8% due to operational adjustments by European producers and improved cost conditions in 2025, supported by energy-related measures that helped stabilize output despite weak demand momentum. However, the market continued to face significant import pressure as global overcapacity, particularly from Asia, which was redirected into Europe, reinforcing competitive intensity under subdued consumption levels.

Raw materials and energy consumption for production

Raw materials and energy consumption for production decreased $93,599 thousand or 9.1%, to $933,531 thousand for the year ended December 31, 2025 from  $1,027,130 thousand for the year ended December 31, 2024. Raw materials and energy consumption for production as a percentage of sales was 70%, compared to 62% in 2024. The decrease in these costs in total is due to the decrease in shipments and the increase as a percentage of sales is primarily due to the decrease in the benefit recorded in relation to our agreement with EDF regarding the electricity pricing mechanism as well as the ARENH benefit. We recorded a benefit of $29,157 thousand in 2025 compared to a benefit of $63,032 thousand in the prior year. Additionally, the Company recorded an expense of $38,205 thousand related to the change in the fair value of its EDF energy contracts executed in Q4 2025 which became effective in January 2026. The expense related primarily to the reductions in forward pricing for energy in France as of the year end valuation compared to the value at inception.

Other operating income

Other operating income decreased $1,543 thousand, or 1.8%, to $82,835 thousand for the year ended December 31, 2025, from $84,378 thousand for the year ended December 31, 2024. Other operating income in 2024 was positively impacted  by $2,491 thousand of insurance proceeds received in connection with a furnace failure in Canada.

Staff costs

Staff costs decreased $9,215 thousand, or 3.3%, to $270,649 thousand for the year ended December 31, 2025, from $279,864 thousand for the year ended December 31, 2024. The decrease was primarily driven by a $3,743 thousand reduction in variable remuneration reflecting weaker operating performance in 2025, as well as a $5,581 thousand decrease in employee profit-sharing expenses in France.

Other operating expense

Other operating expense decreased $19,283 thousand, or 7.3% to $245,899 thousand for the year ended December 31, 2025, from $265,182 thousand for the year ended December 31, 2024. The decrease was primarily attributable to cost containment measures, including lower expenses for independent professional services and other utilities and supplies of $10,414 thousand, lower distribution costs of $6,296 thousand, driven by decreased sales volumes, and reduced indirect taxes of $1,224 thousand linked to weaker performance indicators.

Depreciation and amortization

Depreciation and amortization increased $9,488 thousand, or 12.6%, to $84,951 thousand for the year ended December 31, 2025, from $75,463 thousand for the year ended December 31, 2024. The increase was primarily driven by accelerated depreciation at our Alloys plant in the U.S. due to the planned long-term idling of two furnaces which began in Q1 2026.

Impairment loss

Impairment losses decreased $25,564 thousand, or 59.4%, to $17,488 thousand for the year ended December 31, 2025, from $43,052 thousand for the year ended December 31, 2024. During 2025, the Company recognized a $1,747 thousand impairment of goodwill in its Silicon Metal cash-generating unit in the U.S., and $27,708 thousand of property, plant, and equipment impairments across a variety of facilities. These impairment losses were partially offset by a positive adjustment of $12,161 thousand resulting from a reduction in the scope of the lease liability at the Cee facility, for which the related right-of-use asset had previously been fully impaired.

Finance income

Finance income decreased $3,774 thousand, or 52.1%, to $3,474 thousand for the year ended December 31, 2025, from $7,248 thousand for the year ended December 31, 2024. The variance is immaterial.

Finance costs

Finance costs decreased $1,167 thousand, or 5.3%, to $20,775 thousand for the year ended December 31, 2025, from $21,942 thousand for the year ended December 31, 2024. The variance is immaterial.

Exchange differences

Exchange differences changed by $37,451 thousand, to a loss of $23,886 thousand for the year ended December 31, 2025, from a gain of $13,565 thousand for the year ended December 31, 2024, primarily due to the 4.4% appreciation of the average Euro–USD exchange rate in 2025 compared to 2024.

Income tax (expense)

Income tax expense decreased $13,784 thousand, or 71.8%, to an income tax expense of 2,468 thousand for the year ended December 31, 2025, from an income tax expense of $16,252 thousand for the year ended December 31, 2024. The decrease was primarily due to changes in pre-tax results in France, where profit before taxes fell by $101,428 thousand in 2025 compared with 2024, resulting in a lower income tax expense of $1,838 thousand in 2025 versus $18,757 thousand in 2024. Additionally, income tax expense decreased in Canada by $3,317 thousand, reflecting lower benefits achieved in 2025 compared with 2024. These decreases were partially offset by higher income tax expenses recorded in the U.S and South Africa, which increased by $4,966 thousand and $1,219 thousand, respectively. In 2024, South Africa recognized a deferred tax income related to the temporary difference arising from impairment expense of $3,608 thousand. Additionally in 2025, South Africa recorded negative temporary difference by $2,181 thousand which resulted in a higher deferred tax expense. Despite the consolidated pre-tax loss for the year, we recorded a net tax expense because losses generated in certain jurisdictions were not recognized as deferred tax assets due to the uncertainty regarding the availability of future taxable profits.

Segment operations

Operating segments are based upon the Company’s management reporting structure. As such, we report our results in accordance with the following segments:

●	North America – Silicon Metals
●	North America – Silicon Alloys
●	Europe – Manganese
●	Europe – Silicon Metals
●	Europe – Silicon Alloys
●	South Africa – Silicon Metals
●	South Africa – Silicon Alloys

●	Other segments

North America – Silicon Metals

	Year ended December 31,
($ thousands)	2025	2024
Sales	284,395	386,429
Sales to third parties	284,272	365,429
Intercompany sales	123	21,000
Raw materials	(147,940)	(196,522)
Energy consumption for production	(60,067)	(71,025)
Other operating income	9,148	10,987
Staff costs	(58,049)	(57,992)
Other operating expense	(33,706)	(34,497)
Depreciation and amortization	(33,200)	(25,632)
Impairment loss	(11,259)	(17,962)
Other (loss)	(281)	(892)
Operating (loss) profit	(50,959)	(7,106)

Sales

Sales decreased $102,034 thousand, or 26.4%, to $284,395 thousand for the year ended December 31, 2025, from $386,429  thousand for the year ended December 31, 2024, driven by falling prices and reduced shipments. Average selling prices decreased by 4.1% to $3,211/MT in 2025 from $3,348/MT in 2024 and total shipments declined by 23.0%. Several factors contributed to this decline in prices and shipments, including a slowdown in the automotive sector, which negatively impacted demand for aluminum and, consequently, silicon metal.  In 2025, silicon demand in North America remained constrained as manufacturing activity held below expansionary levels, with the ISM Manufacturing PMI averaging below 50 and preventing a shift toward higher output or new-order momentum.

Raw materials

Raw materials decreased $48,582 thousand, or 24.7%, to $147,940 thousand for the year ended December 31, 2025 from  $196,522 thousand for the year ended December 31, 2024. The decrease in raw materials is in line with lower shipments with margins remaining consistent.

Energy consumption for production

Energy consumption for production decreased $10,958 thousand or 15.43%, to $60,067 thousand for the year ended December 31, 2025 from $71,025 thousand for the year ended December 31, 2024. This reduction is consistent with the lower production levels in the current year.

Other operating income

Other operating income decreased $1,839 thousand, or 16.74%, to $9,148 thousand for the year ended December 31, 2025, from $10,987 thousand for the year ended December 31, 2024. The variance is immaterial.

Staff costs

Staff costs remained broadly flat year over year.

Other operating expense

Other operating expense decreased $791 thousand, or 2.29%, to $33,706 thousand for the year ended December 31, 2025, from $34,497 thousand for the year ended December 31, 2024. The variance is immaterial.

Depreciation and amortization

Depreciation and amortization increased $7,568 thousand, or 29.5%, to $33,200 thousand for the year ended December 31, 2025, from $25,632 thousand for the year ended December 31, 2024, the increase was primarily driven by accelerated depreciation at our Alloys plant in the U.S. due to the partially planned plant stoppage beginning in 2026, partially offset by less depreciation recorded in U.S. due to the impairment of $21,008 thousand recorded in 2024 in relation to the idling of our Selma facility.

Impairment loss

The Company recorded an impairment loss of $11,259 thousand for the year ended December 31, 2025, split between $1,747 thousand of impairment for the goodwill allocated to our U.S Silicon Metal CGU and an impairment loss of $9,512 thousand associated with our Alloy facility.

North America – Silicon Alloys

	Year ended December 31,
($ thousands)	2025	2024
Sales	265,833	279,806
Sales to third parties	265,248	240,352
Intercompany sales	585	39,454
Raw materials	(111,876)	(134,153)
Energy consumption for production	(33,948)	(29,051)
Other operating income	701	134
Staff costs	(43,747)	(43,342)
Other operating expense	(32,438)	(29,340)
Depreciation and amortization	(16,730)	(17,209)
Other (loss)	(296)	(43)
Operating profit	27,499	26,802

Sales

Sales decreased $13,973 thousand, or 5.0%, to $265,833 thousand for the year ended December 31, 2025, from $279,806 thousand for the year ended December 31, 2024. Average selling prices decreased by 10.2% to $2,323/MT in 2025 from $2,588/MT in 2024 and total shipments increased by 27.2%. While U.S. third-party sales of Silicon Alloys increased in 2025, supported by stronger steel demand, improving economic conditions, reduced import competition, and recovering manufacturing activity, the increase was offset by a significant decline in intercompany sales. North American ferrosilicon demand in 2025 remained subdued. The Company’s automotive and construction customers responded to trade-policy uncertainty, limiting ordering, with global oversupply contributing to slight price declines throughout the year.

Raw materials

Raw materials decreased $22,277 thousand, or 16.6%, to 111,876 thousand for the year ended December 31, 2025, from $134,153 thousand for the year ended December 31, 2024. The decrease primarily reflects lower production requirements and reduced consumption of key inputs in line with decreased sales activity during the year. Additionally, in the multiproduct facilities, the proportion of Silicon Alloys produced relative to Silicon Metal declined in 2025. The lower share of Silicon Alloys production resulted in fewer costs being allocated to Silicon Alloys, further contributing to the overall decrease in raw material expenses.

Energy consumption for production

Energy consumption for production increased $4,897 thousand, or 16.86%, to $33,948 thousand for the year ended December 31, 2025, from  $29,051 thousand for the year ended December 31, 2024. The variance is immaterial.

Other operating income

Other operating income increased $567 thousand, to $701 thousand for the year ended December 31, 2025, from $134 thousand for the year ended December 31, 2024. The variance is immaterial.

Staff costs

Staff costs increased $405 thousand or 0.93%, to $43,747 thousand for the year ended December 31, 2025, from $43,342 thousand for the year ended December 31, 2024. The variance is immaterial.

Other operating expense

Other operating expense increased $3,098 thousand or 10.56%, to $32,438 thousand for the year ended December 31, 2025, from $29,340 thousand for the year ended December 31, 2024. The variance is immaterial.

Depreciation and amortization

Depreciation and amortization decreased $479 thousand or 2.78%, to $16,730 thousand for the year ended December 31, 2025, from $17,209 thousand for the year ended December 31, 2024. The variance is immaterial.

Europe - Manganese

	Year ended December 31,
($ thousands)	2025	2024
Sales	363,929	367,498
Sales to third parties	350,547	350,646
Intercompany sales	13,382	16,852
Raw materials	(242,845)	(230,727)
Energy consumption for production	(37,372)	(21,924)
Other operating income	29,934	24,902
Staff costs	(33,649)	(31,355)
Other operating expense	(91,745)	(77,607)
Depreciation and amortization	(4,637)	(6,550)
Impairment loss	(7,691)	(2,629)
Operating (loss) profit	(24,076)	21,608

Sales

Sales decreased $3,569 thousand or 1.0%, to $363,929 thousand for the year ended December 31, 2025, from $367,498 thousand for the year ended December 31, 2024. The average selling price decreased by 3.0% to $1,165/MT in 2025 from $1,202/MT in 2024 and total shipments increased by 6.1%. Despite the soft demand environment and redirected Asian overcapacity, our shipments increased as customers secured their supply with us to avoid disruptions in their supply chains, leveraging our strong production footprint and our consistent, high-quality output. EU safeguard measures approved at year-end are expected to support future market balance but did not materially affect 2025 pricing.

Raw materials

Raw materials increased $12,118 thousand, or 5.3%, to $242,845 thousand for the year ended December 31, 2025, from  $230,727 thousand for the year ended December 31, 2024, mainly due to an increase in overall shipments.

Energy consumption for production

Energy consumption for production increased by $15,448 thousand, to $37,372 thousand for the year ended December 31, 2025, from $21,924 thousand for the year ended December 31, 2024, mainly due to the decrease of the French energy benefit received in 2025 in comparison to 2024 and the impact of the change in fair value of the derivatives in France by $8.8 million.

Other operating income

Other operating income increased $5,032 thousand, or 20.2%, to $29,934 thousand for the year ended December 31, 2025, from $24,902 thousand for the year ended December 31, 2024. The increase mainly reflects a 14% growth in CO2 consumption, which led to a greater CO2 allowance income recognized in other operating income amounting to $5,046 thousand.

Staff costs

Staff costs increased $2,294 thousand or 7.32%, to $33,649 thousand for the year ended December 31, 2025, from  $31,355 thousand for the year ended December 31, 2024. The variance is immaterial.

Other operating expense

Other operating expense increased $14,138 thousand, or 18.2%, to $91,745 thousand for the year ended December 31, 2025, from $77,607 thousand for the year ended December 31, 2024. This increase was primarily driven by higher distribution costs of $3,865 thousand, reflecting increased volumes in 2025 compared to 2024, and higher CO2 consumption costs of $8,505 thousand. In addition, management fees allocated from headquarters, which are subsequently eliminated in the consolidation process, also contributed to this increase.

Depreciation and amortization

Depreciation and amortization decreased $1,913 thousand or 29.21%, to $4,637 thousand for the year ended December 31, 2025, from  $6,550 thousand for the year ended December 31, 2024. The variance is immaterial.

Impairment loss

Impairment losses increased by $5,062 thousand, or 192.6%, to a loss of $7,691 thousand for the year ended December 31, 2025, from a loss of $2,629 thousand for the year ended December 31, 2024. During 2025, the Company recognized impairments of property, plant, and equipment at its Boo ($5,561 thousand) and Monzon ($2,130 thousand) facilities, reflecting updated market conditions and operational forecasts.

Europe – Silicon Metals

	Year ended December 31,
($ thousands)	2025	2024
Sales	220,946	393,278
Sales to third parties	210,037	374,373
Intercompany sales	10,909	18,905
Raw materials	(133,868)	(210,391)
Energy consumption for production	1,793	4,373
Other operating income	37,671	46,241
Staff costs	(61,850)	(71,647)
Other operating expense	(61,055)	(84,209)
Depreciation and amortization	(13,297)	(11,458)
Other gain	8	155
Operating (loss) profit	(9,652)	66,342

Sales

Sales decreased $172,332 thousand or 43.8%, to $220,946 thousand for the year ended December 31, 2025 from  $393,278 thousand for the year ended December 31, 2024. The average selling prices decreased by 16.2% to $2,602/MT in 2025 from $3,104/MT in 2024 and total shipments decreased by 37.7%. European silicon demand weakened through 2025 as manufacturing activity remained subdued and high energy costs continued to erode regional competitiveness, limiting industrial consumption. At the same time, Europe faced strong import pressure from redirected global overcapacity, particularly from China, which drove a sharp decline in silicon prices.

Raw materials

Raw materials decreased $76,523 thousand, or 36.4%, to $133,868 thousand for the year ended December 31, 2025, from  $210,391 thousand for the year ended December 31, 2024, due to the decrease in shipments.

Energy consumption for production

Energy consumption for production decreased $2,580 thousand, or 58.9%, to a net income of $1,793 thousand for the year ended December 31, 2025, from a net income of $4,373 thousand for the year ended December 31, 2024. There was a reduced positive impact of the ARENH benefit and the impact of the change in fair value of the derivatives in France by $19.5 million, partially offset by lower energy costs at the Sabón facility, which were reduced by approximately $12.0 million. In addition, the CAES (Continuous Assessment of Energy Savings) program contributed an incremental $5 million in energy savings in 2025.

Other operating income

Other operating income decreased $8,570 thousand, or 18.5%, to $37,671 thousand for the year ended December 31, 2025, from $46,241 thousand for the year ended December 31, 2024. The decrease was primarily due to lower income from CO2 emission allowances, totaling $7,969 thousand in 2025. At our Sabón facility in Spain, this income decreased by $8,832 thousand, mainly reflecting lower CO2 emissions linked to reduced production.

Staff costs

Staff costs decreased $9,797 thousand, or 13.7%, to $61,850 thousand for the year ended December 31, 2025, from $71,647 thousand for the year ended December 31, 2024. The decrease was primarily driven by lower variable remuneration in France due to weaker company performance, as well as reduced staff costs at the Sabón facility reflecting lower production levels.

Other operating expense

Other operating expense decreased $23,154 thousand, or 27.5%, to $61,055 thousand for the year ended December 31, 2025, from $84,209 thousand for the year ended December 31, 2024. The decrease was primarily driven by lower CO2 consumption costs, totaling $9,508 thousand, reflecting reduced energy use and lower associated CO2 emissions due to decreased production volumes. Reduced selling and distribution costs of $8,808 thousand also contributed, reflecting lower shipment volumes. Additional reductions included lower indirect taxes of $1,416 thousand, linked to overall economic performance, and decreased management fees allocated under the Company’s sales-based distribution criteria.

Depreciation and amortization

Depreciation and amortization increased $1,839 thousand or 16.05%, to $13,297 thousand for the year ended December 31, 2025, from $11,458 thousand for the year ended December 31, 2024. The variance is immaterial.

Europe – Silicon Alloys

	Year ended December 31,
($ thousands)	2025	2024
Sales	149,516	181,702
Sales to third parties	144,965	172,148
Intercompany sales	4,551	9,554
Raw materials	(127,870)	(147,642)
Energy consumption for production	(7,674)	7,699
Other operating income	8,048	5,967
Staff costs	(27,931)	(23,613)
Other operating expense	(24,139)	(24,284)
Depreciation and amortization	(5,672)	(3,692)
Impairment gain (loss)	1,834	(3,646)
Other gain	12	68
Operating (loss) profit	(33,876)	(7,441)

Sales

Sales decreased $32,186 thousand or 17.7%, to $149,516 thousand for the year ended December 31, 2025, from $181,702 thousand for the year ended December 31, 2024. Average selling prices decreased by 3.3% to $1,898/MT in 2025 from $1,963/MT in 2024 and total shipments decreased by 1.7%. The decline was primarily driven by an increase in imports of low-priced goods from our competitors. In 2025, Europe experienced intense import competition, including silicon and ferroalloys, due to redirected global overcapacity. Steel demand remained structurally weak, particularly in construction and automotive, and production decisions focused on margin protection and selective curtailments. Additional decline in sales resulted from lower sales of non-core products such as quartz, mining-related materials, and various by-products. As a result, while the core silicon alloys business faced moderate price and volume pressure, the overall decrease in segment revenue reflects both adverse market conditions and the contraction of non-core product sales.

Raw Materials

Raw Materials decreased $19,772 thousand, or 13.4%, to $127,870 thousand for the year ended December 31, 2025, from $147,642 thousand for the year ended December 31, 2024. The decrease was driven by lower shipments, and by lower average raw material costs and a more favorable product mix, which reduced raw material consumption on a per unit basis.

Energy consumption for production

Energy consumption for production decreased $15,373, to a net expense of $7,674 thousand for the year ended December 31, 2025, from a net income of $7,699 thousand for the year ended December 31, 2024, mainly due to the decrease of the impact of the ARENH mechanism and our previous French energy benefit and the impact of the change in fair value of the derivatives in France by $13.6 million.

Other operating income

Other operating income increased $2,081 thousand or 34.88%, to $8,048 thousand for the year ended December 31, 2025, from $5,967 thousand for the year ended December 31, 2024. The variance is immaterial.

Staff costs

Staff costs increased $4,318 thousand, or 18.3%, to $27,931 thousand for the year ended December 31, 2025, from $23,613 thousand for the year ended December 31, 2024. The increase was primarily driven by the allocation of fixed labor costs across segments, due to a shift in the production mix towards Silicon Alloys rather than Silicon Metals at the Laudun facility in 2025.

Other operating expense

Other operating expense decreased $145 thousand or 0.60%, to $24,139 thousand for the year ended December 31, 2025, from $24,284 thousand for the year ended December 31, 2024. The variance is immaterial.

Depreciation and amortization

Depreciation and amortization increased $1,980 thousand or 53.63%, to $5,672 thousand for the year ended December 31, 2025, from $3,692 thousand for the year ended December 31, 2024. The variance is immaterial.

Impairment gain (loss)

The Company recorded a net impairment gain in this segment due to an impairment reversal of $12,161 thousand recorded for the remeasurement of its tolling agreement liability, partially offset by an $8,539 thousand impairment recorded in its Pierrefitte facility.

South Africa – Silicon Metals

	Year ended December 31,
($ thousands)	2025	2024
Sales	7,844	67,944
Sales to third parties	5,417	51,856
Intercompany sales	2,427	16,088
Raw materials	(11,919)	(37,452)
Energy consumption for production	(1,441)	(22,786)
Other operating income	13	65
Staff costs	(1,938)	(6,270)
Other operating expense	(1,821)	(7,502)
Depreciation and amortization	(54)	(2,863)
Impairment (loss)	(372)	(12,953)
Operating loss	(9,526)	(21,817)

Sales

Sales decreased $60,100 thousand, or 88.5%, to $7,844 thousand for the year ended December 31, 2025, from $67,944 thousand for the year ended December 31, 2024. Average selling prices decreased by 29.7% to $2,354/MT in 2025 from $3,350/MT in 2024 and total shipments decreased by 93.2%, mainly due to the idling of the Polokwane facility.

Raw materials

Raw materials decreased $25,533 thousand, or 68.2%, to $11,919 thousand for the year ended December 31, 2025, from $37,452 thousand for the year ended December 31, 2024, driven by the decrease in product volumes sold during 2025.

Energy consumption for production

Energy consumption for production decreased $21,345 thousand, or 93.7%, to $1,441 thousand for the year ended December 31, 2025, from $22,786 thousand for the year ended December 31, 2024, due to the temporary idling of the Polokwane facility.

Other operating income

Other operating income decreased $52 thousand or 80.0%, to $13 thousand for the year ended December 31, 2025, from $65 thousand for the year ended December 31, 2024. The variance is immaterial.

Staff costs

Staff costs decreased by $4,332 thousand or 69.1%, to $1,938 thousand for the year ended December 31, 2025, from $6,270 thousand for the year ended December 31, 2024. The decrease was primarily driven by the retrenchment of 106 employees following the temporary idling of the Polokwane facility.

Other operating expense

Other operating expense decreased $5,681 thousand, or 75.7%, to $1,821 thousand for the year ended December 31, 2025, from $7,502 thousand for the year ended December 31, 2024, primarily due to lower operating, selling and administrative costs in our Polokwane facility as a result of being idled during 2025.

Depreciation and amortization

Depreciation and amortization decreased $2,809 thousand or 98.11%, to $54 thousand for the year ended December 31, 2025, from $2,863 thousand for the year ended December 31, 2024. The variance is immaterial.

Impairment loss

Impairment loss decreased $12,581 thousand, to a loss of $372 thousand for the year ended December 31, 2025, from a loss of $12,953 thousand for the year ended December 31, 2024. The impairment loss recognized in 2024 primarily related to the Polokwane facility and reflected management’s assessment of the recoverability of long-lived assets. In 2025, impairment losses were substantially lower and primarily related to certain asset additions made during the year.

South Africa – Silicon Alloys

	Year ended December 31,
($ thousands)	2025	2024
Sales	79,524	91,021
Sales to third parties	62,576	71,581
Intercompany sales	16,948	19,440
Raw materials	(45,512)	(41,599)
Energy consumption for production	(22,759)	(34,820)
Other operating income	98	83
Staff costs	(11,213)	(9,978)
Other operating expense	(3,470)	(5,394)
Depreciation and amortization	(4,995)	(4,622)
Other (gain) losses	1,401	(6)
Operating (loss)	(6,926)	(5,315)

Sales

Sales decreased $11,497 thousand, or 12.6%, to $79,524 thousand for the year ended December 31, 2025, from $91,021 thousand for the year ended December 31, 2024. Average selling prices decreased by 6.5% to $1,771/MT in 2025 from $1,894/MT in 2024 and total shipments declined by 9.2%, primarily due to reduced domestic demand and higher cost.

Raw materials

Raw materials increased $3,913 thousand, or 9.4%, to $45,512 thousand for the year ended December 31, 2025, from $41,599 thousand for the year ended December 31, 2024. The increase is primarily driven by higher raw material prices, which resulted in elevated input costs despite a reduction in production levels.

Energy consumption for production

Energy consumption for production decreased $12,061 thousand or 34.6%, to $22,759 thousand for the year ended December 31, 2025, from $34,820 thousand for the year ended December 31, 2024, due to the lower production.

Other operating income

Other operating income increased $15 thousand or 18.1%, to $98 thousand for the year ended December 31, 2025, from $83 thousand for the year ended December 31, 2024. The variance is immaterial.

Staff costs

Staff costs increased $1,235 thousand, or 12.4%, to $11,213 thousand for the year ended December 31, 2025, from $9,978 thousand for the year ended December 31, 2024. The increase was primarily driven by the allocation of fixed labor costs across segments, due to a shift in the production mix towards Silicon Alloys rather than Silicon Metals in South Africa in 2025.

Other operating expense

Other operating expense decreased $1,924 thousand, or 35.7%, to $3,470 thousand for the year ended December 31, 2025, from $5,394 thousand for the year ended December 31, 2024, mainly due to lower selling costs in Emalahleni facility linked to less shipments compared to 2024

Depreciation and amortization

Depreciation and amortization increased $373 thousand or 8.1%, to $4,995 thousand for the year ended December 31, 2025, from $4,622 thousand for the year ended December 31, 2024. The variance is immaterial.

Other segments

	Year ended December 31,
($ thousands)	2025	2024
Sales	30,148	43,001
Sales to third parties	12,059	17,554
Intercompany sales	18,089	25,447
Raw materials	(14,601)	(25,133)
Energy consumption for production	(2,706)	(3,774)
Other operating income	41,711	44,978
Staff costs	(32,272)	(35,667)
Other operating expense	(41,954)	(50,271)
Depreciation and amortization	(6,366)	(3,437)
Impairment (loss)	—	(5,862)
Other gain	99	1,273
Operating loss	(25,941)	(34,892)

Sales

Sales decreased $12,853 thousand, or 29.9%, to $30,148 thousand for the year ended December 31, 2025, from $43,001 thousand for the year ended December 31, 2024, primarily due to sales decreases in our facilities in Argentina and China amounting to $9,389 thousand and $4,022 thousand respectively. Shipments in Argentina and China decreased to 13,183 tons from 19,908 tons, a reduction of 33.8%.

Raw materials

Raw materials decreased $10,532 thousand, or 41.9%, to $14,601 thousand for the year ended December 31, 2025, from $25,133 thousand for the year ended December 31, 2024. The decrease primarily reflects lower raw material consumption as a result of reduced production volumes in Argentina and China. The reduction is also consistent with the Company’s ongoing focus on cost management and operational efficiency, as management actively aligned raw material usage with current production requirements to optimize working capital and reduce inventory-related costs.

Energy consumption for production

Energy consumption for production decreased $1,068 thousand or 28.3%, to $2,706 thousand for the year ended December 31, 2025, from $3,774 thousand for the year ended December 31, 2024. The variance is immaterial.

Other operating income

Other operating income decreased $3,267 thousand, or 7.3%, to $41,711 thousand for the year ended December 31, 2025, from $44,978 thousand for the year ended December 31, 2024, primarily due to a decrease in the allocation of management fee charges that are eliminated during the consolidation process.

Staff costs

Staff costs decreased $3,395 thousand, or 9.5%, to $32,272 thousand for the year ended December 31, 2025, from $35,667 thousand for the year ended December 31, 2024. The decrease was primarily driven by a reduction in variable remuneration reflecting weaker operating performance in 2025.

Other operating expense

Other operating expense decreased $8,317 thousand, or 16.5%, to $41,954 for the year ended December 31, 2025, from $50,271 thousand for the year ended December 31, 2024, this decrease was primarily driven by a $6,858 thousand reduction in professional services costs, reflecting the Company’s continued focus on cost reduction initiatives and operational efficiency. In addition, distribution costs declined due to lower shipment volumes in Argentina and China. Overall, the decrease in other operating expenses reflects management’s ongoing efforts to align operating costs with current business activity levels.

Depreciation and amortization

Depreciation and amortization increased $2,929 thousand, or 85.2%, to $6,366 thousand for the year ended December 31, 2025, from $3,437 thousand for the year ended December 31, 2024, this increase was primarily driven by higher depreciation expense on right-of-use assets recognized in connection with lease additions and renewals during the year.

Impairment loss

The Company recorded a $5,862 impairment for the year ended December 31, 2024 in its Puertollano facility which did not repeat in 2025.

Comparison of the years ended December 31, 2024 and 2023

For a discussion of the financial results and condition for the fiscal year ended December 31, 2023, please refer to “Item 5. Operating and financial review and prospects—A. Operating results—Comparison of the years ended December 31, 2024 and 2023” of our Annual Report on Form 20-F for the year ended December 31, 2024 filed on April 25, 2025.

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

A reconciliation of EBITDA and FX adjusted EBITDA to our net (loss) profit attributable to the parent for the years indicated is presented below:

	2025	2024	2023
(Loss) profit attributable to the parent	(170,700)	23,538	82,662
(Loss) profit attributable to non-controlling interest	(6,412)	(2,738)	15,816
Income tax expense	2,468	16,252	57,540
Net finance expense	17,301	14,694	33,371
Depreciation and amortization charges	84,951	75,463	73,532
EBITDA	(72,392)	127,209	262,921
Exchange differences	23,886	(13,565)	7,551
FX Adjusted EBITDA	(48,506)	113,644	270,472

We calculate net working capital as (i) inventories, plus (ii) trade receivables and (iii) other receivables, less (iv) trade payables. The Company believes that net working capital is an important figure as it provides a relevant metric for the efficiency and liquidity of our operating activities.

The calculation of our net working capital derived from our consolidated financial statements as of December 31, 2025 and 2024 is presented below:

	2025	2024
Inventories	306,160	347,139
Trade receivables	191,536	188,816
Other receivables	74,665	83,103
Trade payables	(144,853)	(158,251)
Net Working Capital	427,508	460,807

We calculate net (cash)/debt as the summation of (i) bank borrowings excluding factoring agreements; (ii) debt instruments; and (iii) other financial liabilities; less (iv) current restricted cash; and (v) cash and cash equivalents. The Company believes that monitoring and reporting net (cash)/debt provides management with the ability to assess our leverage and liquidity.

The calculation of our net (cash)/debt derived from our consolidated financial statements as of December 31, 2025 and 2024 is presented below:

	2025	2024
Bank borrowings(1)	103,156	22,103
Debt instruments	26,014	10,135
Other financial liabilities	33,443	72,719
Current restricted cash	(175)	(298)
Cash and cash equivalents	(122,812)	(132,973)
Net (Cash)/Debt	39,626	(28,314)

(1) Bank borrowings exclude factoring programs

B.    Liquidity and Capital Resources

Overview

As of December 31, 2025, our liquidity position remains solid, supported by cash on hand, operating cash flows, factoring programs and availability under our ABL Revolver. We held $123.0 million in cash and restricted cash. We expect to meet our short-term and long-term liquidity needs through operating cash flows and existing financing arrangements.

The Company’s financial resources are managed conservatively to fund our working capital requirements, capital expenditures, service our indebtedness and fund key initiatives underlying our strategic plan, including our ESG-related initiatives. Ferroglobe’s core objective with respect to capital management is to maintain a balanced and sustainable capital structure through the economic cycles of the industries in which it participates, while keeping the cost of capital at competitive levels. The Company has historically managed these efforts through its cash flows from operations, long-term debt and share issuances, revolving lines of credit and its factoring arrangements with third parties.

In February 2024, in coordination with the management of our liabilities and strengthened cash and cash equivalents position, the Company, via its subsidiary issuers of the 9.375% senior secured notes due 2025, completed the full redemption of the Reinstated Senior Notes at 102.34375% of the principal amount plus accrued interest.

In March 2025, the Company partially repaid the SEPI loans as per the agreed amortization schedule of $17,960 thousand and in June 2025 the loans were fully repaid.

As of December 31, 2025 and 2024, Ferroglobe had cash and cash equivalents and restricted cash and cash equivalents of $122,987 thousand (of which $175 thousand is restricted cash) and $133,271 thousand (of which $298 thousand is restricted cash), respectively. Cash and cash equivalents are primarily held in USD and EUR.

In addition to these resources, the Company believes that our working capital is sufficient for our present requirements, and we anticipate generating sufficient cash to satisfy our short and long-term liquidity needs.

Capital Expenditures

The Company’s capital expenditures for the years ended December 31, 2025, 2024 and 2023 were $61,703 thousand, $76,165 thousand and $83,679 thousand, respectively. These investments targeted expansion and productivity improvements, as well as, capitalizable repairs and maintenance.

In 2024 Ferroglobe’s Board of Directors approved the Company’s decarbonization plan to reduce our combined scope 1 and 2 carbon emissions per ton of production by at least 26% by 2030 from a 2020 baseline. This decarbonization plan demonstrates our ongoing commitment to sustainability and will result in committing $29.1 million in capex through 2026, of which the Company was granted $12.2 million (€11.7 million) from local governments to support its initiatives.

Debt

Debt comprises bank borrowings, lease liabilities, debt instruments, and other financial liabilities. As of December 31, 2025, the Company’s total outstanding debt was $269,152 thousand, consisting of $129,551 thousand in short-term debt  (including the current portion of long-term debt) and $112,431 in long-term debt.

Our USD denominated debt as of December 31, 2025 was $45,568 thousand (or 20% of our total debt), our EUR denominated indebtedness was $150,605 thousand (or 67% of our total debt) and other denominated debt was $27,781 thousand (or 13% of our total debt).

As of December 31, 2025, $127,288 thousand (47% of total debt) bears interest at floating rates and $141,864 thousand (53% of total debt) bears interest at fixed rates.

Long-term debt

The following discussion briefly describes our long-term debt arrangements as of December 31, 2025. For additional information, see the Notes to our consolidated financial statements.

REINDUS Loan: In 2016, a Company subsidiary entered into a loan agreement with the Spanish Ministry of Industry, Tourism and Commerce (the “Ministry”) to borrow an aggregate principal amount of €44,999 thousand ($52,874 thousand) in connection with the industrial development projects related to a silicon project in Spain, at an annual interest rate of 3.6%. The Company is required to repay this loan in seven instalments which commenced in 2023 and to be completed by 2030. As of December 31, 2025 the amortized cost of the loan is $24,296 thousand.

Québec Loan: In 2020, a Company subsidiary entered into a loan agreement with Investissement Québec to borrow an aggregate principal amount, interest-free, of CAD 7.0 million ($5.1 million) to finance its capital expenditures activities in Canada. The loan is to be repaid over a seven-year period, with payments deferred for the first three years from inception of the loan.

US Lease Financing: In September 2024, a Company subsidiary entered into a Master Lease Agreement (“MLA”) with Citizens Asset Finance (“Citizens”). The MLA permits the Company as lessee to enter into one or more leasing schedules with Citizens as lessor. When entering a lease schedule, Citizens leases equipment covered by the respective lease schedule to the Company subject to terms and conditions of the MLA. The subsidiary and Citizens entered into four lease schedules as of December 31, 2025, pursuant to the terms of the MLA, providing $7.6 million up front as part of a sale of assets to the Lessor.

Vagalume loan: In December 2025, a Company subsidiary entered into a loan agreement with Bankinter to borrow an aggregate principal amount of €18,000 thousand ($21,150 thousand) to finance its capital expenditure activities related to the construction of a biocarbon plant at our Sabón plant. The loan is to be repaid over a six-year period, with payments deferred for the first year. The loan bears a fixed 3.2% interest rate during the first year and Euribor 12-month plus 1% for the remaining years.

Additional long-term loans: In 2025, a French subsidiary entered into two loan agreements to borrow an aggregate principal amount of €6,000 thousand ($7,254 thousand). These loans are due in 2030 and 2032, respectively. Additionally a Norwegian subsidiary entered into a loan agreement to borrow an aggregate principal amount of NOK 40,000 thousand ($3,852 thousand), to finance the share purchase in the MoiRana industrial park. The principal and interest are repaid on a monthly basis until April 2032, and the shares acquired are pledged in favor of the lender.

Commercial Paper (“Pagarés”)

We have Euro commercial paper programs (the “Pagarés”) under which we may from time to time issue unsecured commercial paper up to a total of €50 million (at the date of issue, with individual maturities that may vary but will not exceed 360 days from the date of issue). There were €22,600 thousand ($26,555 thousand) of borrowings outstanding under the Pagarés program as of December 31, 2025, with a weighted-average effective interest rate of 4.81%. The net proceeds from the issuance of commercial paper are used for general corporate purposes.

North American asset-based revolving line of credit

In June 2022, Company subsidiaries entered into a five-year, $100 million asset-based revolving credit facility (the “ABL Revolver”), with the Bank of Montreal as lender and agent. The maximum amount available under the ABL Revolver at any given moment is subject to a borrowing base test comprising North American inventory and accounts receivable. The revolver bears interest at SOFR plus a spread of between 150/175 basis points depending on levels of utilization. During the year ended December 31, 2025, the Company subsidiaries drew down $45,100 thousand, and $26,100 thousand were repaid in 2025, yielding an outstanding balance of $19,000 thousand as of the end of 2025.

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

The main characteristics of this program are the following:

●	maximum cash consideration advanced is up to €20,000 thousand;
●	a 0.25% fee of the receivables face values;
●	a cost of financing at 12-month Euribor plus 1%;
●	a closing fee of 0.25% of the financing; and
●	an annual renewal fee of 0.25% of the financing.

Availability of funds

As of December 31, 2025 and 2024, we had cash and cash equivalents, restricted cash and other restricted funds amounting to $122,987 thousand and $133,271 thousand, respectively. Please see Note 9 Financial assets and other receivables to our consolidated financial statements.

Ferroglobe PLC is the parent company of Ferroglobe Group and receives funding from its subsidiaries in the form of intercompany loans. Consequently, certain restrictions on the ability of the Group’s subsidiaries to transfer funds to Ferroglobe PLC negatively affect our liquidity and thus our business. In addition, the Company also has certain restrictions regarding dividend payments in its partnerships with Dow.

Contractual Obligations

The following table sets forth Ferroglobe’s contractual obligations and commercial commitments with definitive payment terms that will require significant cash outlays in the future, as of December 31, 2025.

		Payments Due by Period
		Less than			More than
($ thousands)	Total	1 year	1 - 3 years	3 - 5 years	5 years
Non-current and current debt obligations	26,014	26,014	—	—	—
Government loans	35,644	12,447	12,549	10,648	—
Bank borrowings	140,012	79,876	19,000	16,461	24,675
Capital expenditures	17,585	17,585	—	—	—
Leases	154,146	14,723	12,734	24,393	102,296
Power purchase commitments (1)	457,114	170,870	180,929	72,701	32,614
Purchase obligations (2)	51,759	51,759	—	—	—
Other non-current liabilities (3)	3,261	3,261	—	—	—
Total	885,535	376,535	225,212	124,203	159,585
(1)	Represents minimum charges that are enforceable and legally binding, and do not represent total anticipated purchases. Minimum charges requirements expire after providing one-year notice of contract cancellation.
(2)	The Company has outstanding purchase obligations with suppliers for raw materials in the normal course of business. The disclosed purchase obligation amount represents commitments to suppliers that are enforceable and legally binding and do not represent total anticipated purchases of raw materials in the future.
(3)	Included contingent consideration with Glencore.

The table above also excludes certain other obligations reflected in our consolidated statements of financial position, including estimated funding for pension obligations, for which the timing of payments may vary based on changes in the fair value of pension plan assets and actuarial assumptions. We expect to contribute $1,092 thousand to our pension plans for the year ended December 31, 2025.

Further information regarding Ferrogloble’s contractual obligations and commercial commitments as of December 31, 2025, is set forth in Note 29 Financial risk management to the consolidated financial statements.

Cash Flows

Comparison of the years ended December 31, 2025 and 2024

The following table summarizes our cash flows for the periods indicated:

	Year ended December 31,
($ thousands)	2025	2024
Cash and cash equivalents at beginning of period	133,271	137,649
Cash flows from operating activities	51,464	243,258
Cash flows used in investing activities	(73,132)	(66,937)
Cash flows provided by (used in) financing activities	3,464	(175,508)
Exchange differences on cash and cash equivalents in foreign currencies	7,920	(5,191)
Cash, restricted cash and cash equivalents at end of period	122,987	133,271
Cash, restricted cash and cash equivalents at end of period from statement of financial position	122,987	133,271

Cash flows from operating activities

Cash flows from operating activities decreased $191,794 thousand, to $51,464 thousand for the year ended December 31, 2025, from cash generated of $243,258 thousand for the year ended December 31, 2024. The change in cash flows from operating activities for the year ended December 31, 2025 was mainly due to (i) a decrease of $197,912 thousand in the profit for the year, from a net profit of $20,800 thousand for the year ended December 31, 2024 compared with a net loss of $177,112 thousand for the same period in 2025 and (ii) a decrease in other changes in energy receivable by $100,918 thousand, to an inflow of $31,041 thousand in 2025 from an inflow of $131,959 thousand in 2024, offset by (iii) an improvement of $41,193 thousand in working capital.

Cash flows from investing activities

Cash flows used in investing activities increased $6,195 thousand to an outflow of $73,132 thousand for the year ended December 31, 2025, from an outflow of $66,937 thousand for the year ended December 31, 2024, mainly driven by the financial investments made in Norway by $8,120 thousand and in the U.S. by $7,000 thousand. Capital expenditures decreased during the year ended December 31, 2025 to $61,703 thousand from $76,165 thousand during the year ended December 31, 2024. Additionally in 2024, the Company received a government grant of $12,453 thousand for the construction of a biocarbon plant at our Sabón plant in Spain.

Cash flows from financing activities

Cash flows provided by financing activities decreased $178,972 thousand, to a net inflow of $3,464 thousand for the year ended December 31, 2025, from a net outflow of $175,508 thousand for the year ended December 31, 2024. The decrease is mainly due to the full redemption of the Reinstated Senior Notes by $147,624 thousand in February 2024, and an increase in the net proceeds from bank borrowings, driven by new financing arrangements entered into during 2025. These impacts are partially offset by the repayment of the SEPI loan in 2025 amounting to $38,177 thousand.

C.    Research and Development, Patents and Licenses, etc.

For additional information see “Item 4.B.—Information on the Company—Business Overview—Research and Development (R&D).”

D.    Trend Information

We discuss in Item 5.A. above and elsewhere in this Annual Report, trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that we believe are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources or to cause the disclosed financial information not to be necessarily indicative of future operating results or financial conditions.

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

Name	Age	Position	Year of appointment
Javier López Madrid	62	Director and Executive Chairman	2015
Marco Levi	67	Director and Chief Executive Officer	2020
Beatriz García-Cos Muntañola	63	Chief Financial Officer and Principal Accounting Officer	2019
Bruce L. Crockett	81	Director	2015
Stuart E. Eizenstat	83	Director	2015
Manuel Garrido y Ruano	60	Director	2017
Marta de Amusategui y Vergara	62	Director	2020
Juan Villar-Mir de Fuentes	65	Director	2015
Belén Villalonga Morenés	58	Director	2021
Silvia Villar-Mir de Fuentes	60	Director	2021
Nicolas de Santis	61	Director	2021
Rafael Barrilero Yarnoz	65	Director	2021

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

Mr. Crockett holds a number of other Board and governance roles. He was the  Chairman of the Invesco Mutual Funds Group Board of Directors and a member of its Audit, Investment and Governance Committees, having served on the board from 1991 through 2023, as Chair from 2003 and on the Board of predecessor companies from 1978. Since 2013, he has been a member of the Board of Directors and, since 2014, Chair of the Audit Committee and since 2021 member of the Governance Committee of ALPS Property & Casualty Insurance Company. He has been Chairman of, and a private investor in, Crockett Technologies Associates since 1996. He is a life trustee of the University of Rochester. In 2021, he was appointed as a member of the Board of Advisors of the Western Colorado University Graduate Business School.

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

Mr. Eizenstat is a Senior Counsel at Covington & Burling LLP in Washington, D.C. and has headed its international public policy practice for many years after joining the firm in 2001. He served as a member of the Advisory Boards of GML Ltd. from 2003 to 2023 and of the Office of Cherifien de Phosphates since 2010. He was a trustee of BlackRock Funds from 2001 until 2018.

Mr. Eizenstat was a member of Board of Directors of Globe Specialty Metals from 2008 until the closing of the Business Combination and Chair of its Nominating Committee. He was a member of the Board of Directors of Alcatel-Lucent from 2008 to 2016 and of United Parcel Service from 2005 to 2015. He has had an illustrious political, legal, and advisory career. His career includes serving as the Special Representative of the President and Secretary of State Madeleine Albright on Holocaust issues during the Clinton administration (1993 to 2001); Special Adviser on Holocaust issues to Secretaries of State Hillary Clinton and John Kerry (2009 to 2017); Special Adviser to Secretary of State Antony Blinken (2021 to 2025); and, since 2025, Special Adviser to Secretary of State Marco Rubio. He was Deputy Secretary of the United States Department of the Treasury from July 1999 to January 2001, Under Secretary of State for Economic, Business and Agricultural Affairs from 1997 to 1999, Under Secretary of Commerce for International Trade from 1996 to 1997, U.S. Ambassador to the European Union from 1993 to 1996 and Chief Domestic Policy Advisor in the White House to President Carter from 1977 to 1981. In 2024, he was chosen to deliver a eulogy for President Carter at the National Memorial Service in the National Cathedral.  He served on the Defense Policy Board advising the Secretary of Defense in the Obama administration from 2014 to 2017. He currently serves as Chairman of the Council of the United States Holocaust Memorial Museum, appointed by President Biden.

He is the author of “Imperfect Justice: Looted Assets, Slave Labor, and the Unfinished Business of World War II”; “The Future of the Jews: How Global Forces are Impacting the Jewish People, Israel, and its Relationship with the United States”, “President Carter: The White House Years”, and "The Art of Diplomacy: How American Negotiators Reached Historic Agreements that Changed the World". He has written scores of articles on a wide range of economic and foreign policy issues in leading publications, such as The New York Times, The Washington Post, Financial Times, The Wall Street Journal, The Christian Science Monitor, Los Angeles Times, Houston Chronicle, Foreign Affairs magazine, Foreign Policy magazine. He has appeared frequently on a wide-range of television programs on Fox, CNN, and MSNBC.

Mr. Eizenstat holds a B.A. in Political Science, cum laude and Phi Beta Kappa, from the University of North Carolina at Chapel Hill, a J.D. from Harvard Law School and eight honorary doctorate degrees from colleges and universities, high honors from the governments of the United States, France (two Legions of Honor), Germany, Austria, Belgium, and Israel and more than 80 awards from various other organizations.

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

Ms. Amusategui has been a member of the Board of Eland Private Equity, S.G.E.I.C., S.A., a private equity management company specializing in renewable energies, since 2009. She has also held other Board positions in the past, including that of Telvent GIT S.A. (Nasdaq TLVT), the global IT solutions and business information services provider, where she was an independent director from early 2010 until its de-listing following acquisition in December 2011 as well as Eccocar Sharing S.L.

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

Ms. Villalonga is the William R. Berkley Professor of Management and Finance  at New York University’s Stern School of Business. Between 2001 and 2012 she was a faculty member at the Harvard Business School. During 2018-2019 she was a Visiting Professor at Oxford University’s Said Business School. Her teaching, research, and consulting activities are in the areas of corporate governance, strategy, and finance, with a special focus on family-controlled companies. Her award-winning research has been cited over 20,000 times in scholarly articles and international media outlets.

Professor Villalonga is an independent director at Técnicas Reunidas (global engineering firm publicly listed in Spain) as well as at Mapfre USA (insurance). She has previously served as independent director for Acciona (renewable energy and infrastructure), Grifols (biopharma), and Talgo (high-speed trains) and Banco Santander International (private banking).

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

Nicolas De Santis

Nicolas De Santis was appointed to our Board of Directors as a Non-Executive Director on May 13, 2021. He has been a member of the Compensation Committee since June 23, 2021 and served on the Nominations Committee until May 26, 2023, when he was appointed Chair of the Nominations and Governance Committee. Mr. De Santis is a technology entrepreneur, strategist and author with substantial experience in executive and non-executive roles. He is currently the President of Gold Mercury International, the global governance think-tank, and the Founder and Chief Disruption Officer of the Megavisionary Centre for Future Worldbuilding, a strategic hub that provides a systems approach to generating enterprise value for the future.

Mr. De Santis is the creator of Enterprise Visioneering as a strategic field, and he advises multinational corporations and technology start-ups on strategic futures, disruptive innovation, global branding, business model innovation, sustainability and corporate culture transformation.

Previously Mr. De Santis served on the board of publicly traded Lyris Technologies (acquired by AUREA Software in 2015). He also sits on the boards of The Moniker Art Foundation, The IWSC Foundation, and is a trustee of the World Law Foundation, the international organization composed of leading jurists, judges, lawyers, and law firms committed to promoting peace, human rights, and the rule of law.

He began his management career at Landor Associates (now WPP Group). As a technology entrepreneur, he co-founded several high-profile start-ups, including opodo.com, one of Europe’s most successful start-ups, reaching $1.5 billion in gross sales.

Mr. De Santis is a regular lecturer at business schools and universities on business strategy, global branding, business model innovation and culture transformation, including IE Business School, Madrid and the University of Wyoming. He is the author of Megavision - A revolutionary method to develop long term strategic vision for corporations and ventures.

Rafael Barrilero Yarnoz

Rafael Barrilero Yarnoz was appointed to our Board of Directors as a Non-Executive Director on May 13, 2021. He was appointed Chair of the Compensation Committee and served as a member of the Nominations Committee from June 23, 2021 until May 26, 2023.

Mr. Barrilero Yarnoz has developed his career as a partner of the Mercer consulting firm and as a member of the executive committee, leading the advisory talent and reward service for the boards of the main companies and multinationals. He has also led the business throughout the EMEA. Previously, he led the Watson Wyatt consulting firm in Madrid. He began his career as a lawyer at Ebro Agricolas focused on labour law, before serving as Ebro’s head of human resources. In January 2022 he joined the board of directors of AltamarCAM and Grupo Hedima, as a permanent Senior Advisor. He collaborates with the HAZ foundation, whose mission is to ensure transparency and good corporate governance. He is currently territorial director for Madrid at RibeSalat.

Mr. Barrilero Yarnoz has a law degree from Deusto and a Masters in Financial Economics from ICADE, as well as a Masters in Human Resources by Euroforum-INSEAD.

Family Relationships

Our executive chairman, Javier López Madrid, is married to Silvia Villar-Mir de Fuentes and is the brother-in-law of Juan Villar-Mir de Fuentes.

B.    Compensation

Compensation of executive officers and directors

For the year ended December 31, 2025, the aggregate compensation accrued or paid to the Company’s Executive Directors and Non-Executive Directors for services in all capacities was $2,440,729 million and $1,225,417 million, respectively.

During the year ended December 31, 2025, the total fair value of equity awards granted to directors and executive officers was $0.88 million.

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

All directors will stand for re-election at the Company’s annual general meeting expected to be held in June 2026. Any director not so elected or re-elected will stand down. No new executive directors may be appointed without the approval of a majority of Grupo VM nominees and a majority of independent directors.

Director independence

Under the Articles, as in effect since October 26, 2017, a director is considered independent if he or she is “independent” as defined in the Nasdaq rules and, while Grupo VM and its Affiliates own 10% or more of the Company’s shares, is independent from Grupo VM and its Affiliates. The Board initially reviewed the independence of its then directors in December 2015 and concluded that each of Messrs. Crockett and Eizenstat met the independence requirements of the Nasdaq rules. Messrs. López Madrid, Garrido y Ruano and Villar Mir are GVM Nominees and are not considered to be independent. Ms. Villar Mir is associated with Grupo VM and is not considered to be independent. The independence of Ms. Amusategui was initially confirmed by the Nominations Committee in 2020 and the independence of Ms. Villalonga, Mr. de Santis and Mr. Barrilero was initially confirmed by the Nominations Committee in 2021, in each case prior to their recommendation to the Board for appointment.

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

Audit Committee

During the year ended December 31, 2025, our Audit Committee consisted of three directors: Mses. Amusategui and Villalonga and Mr. Crockett (as Chair). Mr. Crockett has served as Chairman of the Committee from May 31, 2020. Each of the Audit Committee members meets the requirements of an “audit committee financial expert” under the rules of the SEC and qualifies as a financially sophisticated audit committee member as required by the Nasdaq rules relating to audit committees. Our Board has determined that each of these directors satisfies the enhanced independence requirements for audit committee members required by Rule 10A-3 under the U.S. Exchange Act, and is financially literate as that phrase is used in the additional audit committee requirements of the Nasdaq rules.

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

D.    Employees

As of December 31, 2025, 2024 and 2023, the Company had 2,920, 3,283 and 3,403 employees respectively, excluding temporary employees. We believe our relations with our employees are generally positive with very minor instances of industrial action in recent times.

The following table shows the number of permanent employees as of December 31, 2025, 2024 and 2023 on a consolidated basis, broken down by region:

	2025	2024	2023
North America	867	883	995
Spain	549	590	566
France	820	876	873
South Africa	256	431	465
Rest of the world	428	503	504
Total number of employees	2,920	3,283	3,403

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

In Spain, previous furlough arrangements for the years 2022-2024 ended in 2024. We commenced additional idling in late 2025 at our Sabon facility. The reduction in activity will be managed via planned vacation, maintenance activities and training with no expected furloughs planned in 2026.

The Ferroglobe National CBA in Spain applicable to all Spanish operations was due for renewal at the beginning of 2023 and negotiations were initiated accordingly. The existing furlough arrangements in Spain limited progress in CBA negotiations. Industrial action resulted in a limited 24-hour strike, which did not impact our operations. A CBA agreement was completed in September 2024 with effect through December 2025. Local CBA agreements were also signed before December 31, 2024 at all Spanish sites. All agreements are due for renewal in 2026 with negotiations in progress as of the date of this Annual Report.

In France, all employees are covered by the Convention Collective Nationale de la Chimie. This agreement does not have an expiration date. There is a mandatory annual negotiation with the trade unions representing the employees following the new election process in October 2024, primarily to determine compensation and certain other employee-related measures. The 2025 salary negotiation meetings occurred in the first quarter of 2025. The next mandatory negotiations are scheduled for the first half of 2026.

The profit-sharing agreement which was valid since 2016 (called prime d’intéressement) expired in December 2024. A new agreement was renegotiated and signed in June 2025 for the next three years.

At Ferroglobe Mangan Norge AS in Norway, three trade unions are represented among the employees. There is a collective bargaining agreement in place for all trade unions. Negotiations for a new agreement completed in 2025. The agreement is valid for one year and negotiations for a new agreement commence later in 2026.

In South Africa, the wage agreement for the TCM Delmas mine expired in February 2025 with a new one-year wage agreement concluded through February 2026. The mine also underwent a reorganization with five employees retrenched. A two-year wage agreement was concluded for the Emalahleni plant in 2024, which is effective through June 2026. The plant also went through a reorganization and seven employees were retrenched. The Polokwane plant stopped its operations at the end of September 2024 and 106 employees were retrenched between January and June 2025. The plant currently has 15 employees. Overall, 118 employees were retrenched in South Africa in 2025.

In the United States, the Selma, Alabama facility has been idle since December 2023 with the related CBA expiring in July 2024. Given that the plant continues to remain idle and there are no hourly employees at the facility, there was no renewal of the CBA. The prior CBA at the Alloy West Virginia facility expired in Q1 2025 and has subsequently been renewed for a three-year period. As two of its furnaces have been idled, approximately 30 employees have been retrenched permanently from the plant organization. The CBA for the Bridgeport, Alabama facility was renegotiated in February 2024 and expires in March 2026.

Union employees in Argentina work under an annual National contract valid through April 2026. However, given Argentina's macroeconomic dynamics, salary adjustments are negotiated every three months, including trigger clauses that are activated if inflation exceeds the agreed-upon target.

In Canada, union employees at the Bécancour plant in Québec are covered by a Union Certification held by Unifor 184 and Unifor. The corresponding collective bargaining agreement at the Bécancour facility runs through April 2027.

In the People’s Republic of China, at our Huantie facility (previously known as Yonvey), there is a labor union committee, supervised by the local labor union and required by it to enter into annual agreements on matters such as collective representation, collective salary negotiation and the protection of women’s rights. The collective salary agreement in force at Huantie remains in effect until April 2026, when negotiations will start for a new agreement.

E.    Share Ownership

The following table presents information relating to the beneficial ownership of our ordinary shares as of the date of this Annual Report by each of our named executive officers and directors.

The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of March 1, 2026 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

The percentage of ownership is based on 186,860,517 ordinary shares outstanding as of March 1, 2026. Ordinary shares that may be acquired by an individual or group within 60 days of March 1, 2026, pursuant to the exercise of options, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

	Number of Shares	Percentage of
	Beneficially Owned	Outstanding Shares
Directors and Executive Officers:
Javier López Madrid (1)	1,296,700	*
Marco Levi	923,818	*
Beatriz Garcia Cos Muntañola (2)	159,475	*
Bruce L. Crockett	46,000	*
Stuart E. Eizenstat	72,121	*
Manuel Garrido y Ruano	870	*
Marta de Amusategui y Vergara	78,220	*
Silvia Villar-Mir de Fuentes	73,990	*
Juan Villar-Mir de Fuentes	—	—
Rafael Barrilero Yarnoz	—	—
Nicolas De Santis	—	—
Belen Villalonga	—	—
Directors and Executive Officers as a Group	2,651,194
*	Less than one percent (1%)
(1)Includes (a) 28,117 shares issuable upon exercise of options over ordinary shares which options which expire on November 24, 2026; (b) 70,464 shares issuable upon exercise of options over ordinary shares which options which expire on June 11, 2027; (c) 46,777 shares issuable upon exercise of options over ordinary shares which options which expire on March 20, 2028; (d) 23,066 shares issuable in concept of deferred bonus which is exercisable until June 24, 2028; (e) 110,113 shares issuable upon exercise of options over ordinary shares which options expire on March 13, 2029; (f) 432,771 shares issuable upon exercise of options over ordinary shares which options expire on December 16, 2030; and (g) 385,611 shares issuable upon exercise of options over ordinary shares which options expire on September 9, 2031.
(2)Includes 127,183 shares issuable upon exercise of options over ordinary shares which options expire on September 9, 2031.

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

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Percentage of ownership is based on 186,860,517 shares outstanding (excluding those held in Treasury).

	Number of Shares	Percentage of
	Beneficially Owned	Outstanding Shares
Grupo Villar Mir, S.A.U. [1]	67,515,434	36.1%
Cooper Creek Partners Management LLC [2]	14,921,946	8.0%
Hosking Partners LLP [3]	10,633,729	6.0%

1Based on information set forth in a Schedule 13G/A filed with the SEC by Grupo Villar Mir, S.A.U on October 28, 2024. The address of Grupo Villar Mir, S.A.U. is Torre Espacio, Paseo de la Castellana, 259 D, Planta 46N, 28046 Madrid, Spain.

2Based on information set forth in a Schedule 13G/A filed with the SEC by Cooper Creek Partners Management LLC on February 17, 2026. The address of Cooper Creek Partners Management LLC is 501 Madison Avenue, Suite 302, New York, NY 10022.

3Based on information set forth in a Schedule 13G/A filed with the SEC by Hosking Partners LLP on April 15, 2025. The address of Hosking Partners LLP is 11 Charles II Street, London, SW1Y 4QU, UK.

As of December 31, 2025, 2024 and 2023, the percentage of ownership of Grupo Villar Mir, S.A.U was 36.1%, 36.2% and 40.1% respectively. For more information about Grupo VM’s influence over the Company, see “Item 7.B.—Related Party Transactions—Grupo VM shareholder agreement”.

The Company’s shareholders do not have different voting rights.

As of March 1, 2026, Ferroglobe had four record holders in the United States, holding all of our outstanding shares. One of these shareholders is Cede & Co, the nominee of The Depository Trust Company. The shares held by Cede & Co as record holder are beneficially owned by U.S. holders and non-U.S. holders.

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

Grupo VM shareholder agreement

On November 21, 2017, we entered into an amended and restated shareholder agreement with Grupo VM (the “Grupo VM Shareholder Agreement”), as amended on January 13, 2021, and July 29, 2021 that contains various rights and obligations with respect to Grupo VM’s ordinary shares, including in relation to the appointment of directors and dealings in the Company’s shares. It sets out a maximum number of directors (the “Maximum Number”) designated by Grupo VM (each, a “Grupo VM Director”) dependent on the percentage of share capital in the Company held by Grupo VM. The Maximum Number is three, if Grupo VM’s percentage of the Company’s shares is greater than 25%; two if the percentage is greater than 15% but less than 25%; and one if the percentage is greater than 10% but less than 15%. As at the date of this Annual Report, the Board of Directors of the Company has three Grupo VM Directors pursuant to the Grupo VM Shareholder Agreement: Javier López Madrid, Juan Villar-Mir de Fuentes and Manuel Garrido y Ruano. Additionally, Silvia Villar-Mir de Fuentes is affiliated with Grupo VM.

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

VM Energía and Energya VM

Under contracts entered into with Ferroglobe Spain Metals, S.A.U. (“Ferroglobe Spain Metals”) and Ferroglobe Monzón, S.L. (“Ferroglobe Monzón”), Villar Mir Energía, S.L.U. (“VM Energía”) or Energya VM Gestión de Energía, S.L.U. (“Energya VM”), as applicable, supplies the energy needs of the Boo, Sabón and Monzón electrometallurgy facilities as a broker in the wholesale power market. The contracts were first entered into in 2010 and have been renewed several times since. The contracts allow the group subsidiaries to buy energy from the grid at market conditions without incurring costs normally associated with operating in the complex wholesale power market, as well as to apply for fixed price arrangements in advance from VM Energía or Energya VM, as applicable, based on the energy markets for the power, period and profile applied for. The contracts have a term of one year, which can be extended by the mutual consent of the parties to the contract. The agreements were renewed for an additional year in December 2024. The relevant contracting party within the Ferroglobe group pays VM Energía a service charge in addition to paying for the cost of energy purchase from the market. New agreements were entered into between Ferroglobe Spain Metals, Ferroglobe Monzón and Energya VM, with the effective date of January 1, 2025, for the supply of energy needs of the Boo, Sabón and Monzón electrometallurgy facilities as a broker in the wholesale power market, including the voltage control center service. These agreements replace the ones entered into in 2010. For the fiscal year ended December 31, 2025, Ferroglobe Spain Metals and Ferroglobe Monzón’s obligations to make payments to VM Energía or Energya VM under their respective agreements for the purchase of energy plus the service charge amounted to $40,538 thousand and $12,920 thousand, respectively ($45,053 thousand and $9,763 thousand, respectively, in 2024 and $24,635 thousand, $10,691 thousand, respectively, in 2023). These contracts are similar to contracts Ferroglobe Spain Metals signs with other third-party brokers.

Under contracts entered into with Ferroglobe Ramsa Mining, S.A. (“RAMSA”) and Ferrroglobe Cuarzos Industriales Mining S.A.U. (“CISA”), Energya VM supplies the energy needs of the mining facilities operated by those companies as a broker in the wholesale power market. The contracts were entered into in 2010 and 2012 and were most recently extended for an additional year in December 2024. New agreements were entered into between RAMSA, CISA and Energya VM, with the effective date of January 1, 2025, for the supply of energy needs of the mining facilities operated by those companies. These agreements replace the ones entered into in 2010 and 2012 respectively. Additionally, a new agreement was entered into between Ferroglobe Advanced Materials and Energya VM, with the effective date of January 1, 2025, for the supply of energy needs of the facility in Puertollano.

In June 2020, Ferroglobe Monzón and VM Energía entered into a collaboration agreement by virtue of which VM Energía is allowed to use Monzón’s grid connection point and high voltage electrical assets for a PV installation project, electricity from which will be supplied to Ferroglobe Monzón. This agreement was terminated in December 2025.

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

From March 1, 2023 to May 31, 2023, Ferroglobe Spain Metals entered into eleven swap contracts with Energya VM, its current power supplier, to pay a fix cost for the energy supplied to Sabón during those months.  The framework agreement to execute swap transactions during 2024 was extended and Ferroglobe Spain Metals entered into 10 swap contracts with Energya VM during 2024. The framework agreement to execute swap transactions during 2025 was extended again and Ferroglobe Spain Metals entered into 35 swap contracts with Energya VM during 2025.

In September 2023, Ferroglobe Spain Metals and Ferroglobe Monzón entered into voltage control center agreements for the three plants, Boo, Sabón and Monzón, necessary for the participation in the Active Response Demand system effective from January 2024. These agreements were terminated effectively on December 31, 2024 for the purpose of the newly executed supply agreements mentioned above.

In October 2023, Ferroglobe Spain Metals and Energya VM entered into a Power Purchase Agreement (PPA). Under this PPA, Energya VM supplies 30,000 MWh/year from November 1, 2023, to June 30, 2027.

In December 2023, Ferroglobe Spain Metals and VM Energía entered into three PPAs Under those PPAs, VM Energía, or a VM Energía subsidiary, will supply to Sabón 285,000 MWh/year on a pay as produced basis during 10 years from the commencement of operation of the plants which is expected in 2028. One of the three PPAs entered into between Ferroglobe Spain Metals and VM Energía was terminated in 2025.

In November 2024, Ferroglobe Spain Metals and Mowe Eólica, a VM Energía subsidiary, entered into a PPA. Under this PPA, VM Energía, or a VM Energía subsidiary, will supply to Sabón 35,400 MWh/year on a pay as produced basis during 10 years from the commencement of operation of the plants which is expected in 2029.

In September 2025, Ferroglobe Spain Metals and Energya VM entered into Guarantees of Origin contracts for the year 2025 and through 2028.

In December 2025, Ferroglobe Monzón, Mowe Energia X, S.L.U., and Mowe Energia XI, S.L.U. entered into a Collaboration agreement for the use by VME of Monzon’s grid connection point and high voltage electrical assets for PV installation project, electricity from which is supplied to Ferroglobe Monzón.

In December 2025, Ferroglobe Monzón and Mowe Energia XI, S.L.U. entered into a PPA with a 30-year term, effective from the commissioning of the PV installation Project. Under this PPA, Mowe Energía or a VM Energía subsidiary, will supply to Monzón 40 MWh/year.

Other agreements with other related parties

Under the terms of a loan agreement entered into on July 24, 2015 between Ferroglobe Spain Metals (formerly FerroAtlántica) and Inmobiliaria Espacio, S.A. (“IESA”), the ultimate parent of Grupo VM, FerroAtlántica extended to IESA a credit line for treasury purposes of up to $20 million, of which $2.6 million (the “Loan”) remained outstanding. The Company wrote off this amount during the fiscal year ended December 31, 2024. The credit line runs year on year for a maximum period of 10 years and amounts outstanding under it (including the Loan) bear interest annually at the rate equal to the EURIBOR three-month rate plus 2.75 percentage points.

Calatrava RE, a Luxembourg affiliate of Grupo VM, is a reinsurer of the Company’s global marine and property insurance programs. The property and marine cargo insurances are placed with Mapfre Global Risks S.A. with whom the Company contracts for the provision of this insurance. There are no contracts directly in place between the Company and Calatrava RE.

In June 2025, Ferroglobe Spain Metals and Ferroglobe Innovation entered into a Research and Development (R&D) project known as SINCER, together with Técnicas Reunidas, Autlan, Sidenor, Simantec, and Repsol. The aim of the project is to promote the circularity of key and critical metals from industrial waste. The project will be carried out from 2026 to 2029 through a consortium. Técnicas Reunidas will focus on the recovery processes, while Ferroglobe will concentrate on the recovery of manganese and silicon from its own waste as well as from waste generated by Sidenor and Autlan.

In June 2025, Ferroglobe Spain Metals and Ferroglobe Innovation entered into an R&D project known as CHAINERGY, together with Técnicas Reunidas, Autlan, Hi Iberia, RIMSA, and GHESA. The aim of the project is to develop a sustainable value chain and advance technology for critical raw materials, energy generation, and storage in computation-intensive applications. The project will be carried out from 2026 onwards. Técnicas Reunidas will focus on developing advanced recovery processes from waste generated by different types of batteries and thermoelectric generators, while Ferroglobe will concentrate on researching silicon-based materials for thermoelectric generators.

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

Asbestos-related claims

Certain former employees of Ferroglobe France, SAS (formerly known as Pechiney Electrometallurgie, S.A and then known as FerroPem, SAS (“Ferroglobe France”)) may have been exposed to asbestos at its plants in France (Le Giffre which closed in 1993 and Marignac which closed in 2003) in the decades prior to Ferroglobe Group’s purchase of that business in December 2004. During the period in question, Ferroglobe France was wholly-owned by Pechiney Bâtiments, S.A., which had certain indemnification obligations to Ferroglobe pursuant to the 2004 Share Sale and Purchase Agreement under which Ferroglobe acquired Ferroglobe France. Judicial cases were also filed for alleged exposure to asbestos at the Anglefort and Pierrefitte plants, and in late 2024 the Company received information on pre-litigation cases relating to the alleged exposure to asbestos at the Laudun and Montricher plants. As of December 31, 2025, Ferroglobe France is involved in cases concerning 21 former employees. Most of these cases include assertions of “inexcusable negligence” (“faute inexcusable”) which, if upheld, may lead to material liability in the aggregate on the part of Ferroglobe France. Ferroglobe France’s inexcusable negligence has been recognized by the Courts in most cases given that it is deemed to have taken over all asbestos liabilities from Pechiney and Ferroglobe France has no record of Pechiney’s compliance with asbestos regulation during the years when asbestos was installed. While the potential liability to Ferroglobe France is in the aggregate material, the damages to be paid to the claimants has in many cases been successfully reduced. In some cases, experts are appointed by the Court to examine the employees’ medical condition for the purpose of assess the proper amount of damages. When relevant, the cases are litigated. Other employees may declare further asbestos-related injuries in the future, and may likewise assert inexcusable negligence. Litigation against, and material liability on the part of, Ferroglobe France will not necessarily arise in each case, and to date a majority of such declared injuries have been minor and have not led to significant liability on Ferroglobe France’s part. Whether liability for “inexcusable negligence” will be found is determined case-by-case, often over a period of years, depending on the evolution of the claimant’s asbestos-related condition, the possibility that the claimant was exposed while working for other employers and, where asserted, the claimant’s ability to prove inexcusable negligence on Ferroglobe France’s part. As of December 31, 2025 and 2024, the Company has recorded $568 thousand and $587 thousand, respectively, in Provisions in the statements of financial position.

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

In February 2016, Mr. López Madrid was called as “investigado” by a Spanish investigative court in connection with the “Púnica” investigation into possible bribery relating to awards of public contracts. This matter is comprised of two related investigations. The court for the “Pieza 9” investigation has dismissed the case against Mr. López Madrid, this decision is final. In the “Pieza 8” investigation, a trial date is pending to be set for this matter.

In connection with this matter, a further investigation (the “Lezo” investigation) was initiated and, in April 2017, Mr. López Madrid was questioned in relation to an alleged payment in 2007 of €1.4 million in favor of public officials by Obrascón Huarte Lain, S.A. (“OHL”), a company listed in Spain and at the time partially owned by Grupo VM. Mr. López Madrid was a non-executive director of OHL at the time of the alleged payment and has never held executive responsibility at OHL. Charges have been filed in connection with the “Lezo” investigation, and Mr. López Madrid has filed his defense brief vehemently denying the allegations against him. The trial is expected to take place in June 2027.

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

In April 2014, the dermatologist filed a criminal complaint in another Spanish court against Mr. López Madrid for harassment. The oral trial was scheduled for February 2026, but it has been postponed. In a subsequent expansion of the claim, the investigative court investigated an accusation that Mr. López Madrid hired a former police commissioner to harass and physically assault the dermatologist. The prosecutor's office, which initially requested that the facts be investigated, has finally requested that an acquittal be issued. On January 23, 2025, the Fourth Section of the Criminal Division of the National High Court dismissed the case but was reversed on April 1, 2025 by the Appeals Chamber of the National High Court. Following a trial in January 2026, Mr. López Madrid was acquitted, and the case was dismissed.

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

The declaration and payment of future dividends to holders of our shares will be at the discretion of our Board and will depend upon many factors, including, in addition to the amount of our distributable profits, our financial condition, earnings, legal requirements, and restrictions in our debt agreements and other factors deemed relevant by our Board of Directors. In addition, as a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, the payment of which may be restricted by the laws of their respective jurisdictions of organization, their respective agreements, and/or covenants under future indebtedness that we or they may incur. During the year ended December 31, 2025 and 2024, the Company declared four interim dividend payments of $0.014 per share and $0.013 per share, totaling $10,451 thousand and $9,758 thousand, respectively, distributed as cash payments through reserves.

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

Reinstated Senior Notes

The Reinstated Senior Notes were governed by an indenture (the “Reinstated Senior Notes Indenture”) entered into by, among others, Ferroglobe and Globe, as issuers, GLAS Trustees Limited, as trustee, Global Loan Agency Services Limited, as paying agent, GLAS Trust Corporation Limited, as security agent, and the guarantors named therein. The Reinstated Senior Notes were guaranteed on a senior basis by Ferroglobe and each subsidiary of Ferroglobe that guaranteed the UK Issuer’s obligations under the Super Senior Notes (other than Globe) (the “Reinstated Senior Notes Guarantors”). The Reinstated Senior Notes, which were set to mature on December 31, 2025 and were repaid in February 2024, were secured by the same collateral that secured the Super Senior Notes.

The Reinstated Senior Notes, and the guarantees thereof, were general secured, senior obligations of Ferroglobe and Globe and the Reinstated Senior Notes Guarantors, as applicable, and ranked senior in right of payment to any and all of the existing and future indebtedness of Ferroglobe, Globe and the Reinstated Senior Notes Guarantors, as applicable, that was expressly subordinated in right of payment to the Reinstated Senior Notes and such guarantees, as applicable.

Ferroglobe and Globe were permitted to redeem all or, from time to time, part of the Reinstated Senior Notes upon not less than 10 nor more than 60 days’ notice to the holders, at the following redemption prices: (i) at any time prior to July 31, 2022, Ferroglobe and Globe may redeem all or part of the Reinstated Senior Notes at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the date of redemption, plus a “make whole” premium, (ii) during the twelve-month period beginning on July 31, 2022, at a redemption price of 104.6875% of the principal amount of the Reinstated Senior Notes being redeemed plus accrued and unpaid interest and additional amounts, (iii) during the twelve-month period beginning on July 31, 2023, at a redemption price of 102.34375% of the principal amount of the Reinstated Senior Notes being redeemed plus accrued and unpaid interest and additional amounts, (iv) during the twelve-month period beginning on July 31, 2024, at a redemption price of 101% of the principal amount of the Reinstated Senior Notes being redeemed plus accrued and unpaid interest and additional amounts, and (v) from July 31, 2025, at a redemption price of 100% of the principal amount of the Reinstated Senior Notes being redeemed plus accrued and unpaid interest and additional amounts.

The Reinstated Senior Notes Indenture required us to offer to repurchase all or any part of each holder’s Reinstated Senior Notes upon the occurrence of a change of control, as defined in the Reinstated Senior Notes Indenture, at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest thereon, to the date of purchase. A change of control would have occurred upon the acquisition of 35% or more of the total voting power of our shares by persons other than certain permitted holders including Grupo VM and such permitted holders “beneficially own” directly or indirectly in the aggregate the same or a lesser percentage of the total voting power of our shares than such other “person” or “group” of related persons. However, the Reinstated Senior Notes Indenture states that no change of control shall occur or be deemed to occur by reason of:

1.	any enforcement of rights or exercise of remedies under the GVM Share Pledge, including any sale, transfer or other disposal or disposition of the shares in Ferroglobe in connection there with;
2.	any disposal by Grupo VM of its shares in Ferroglobe where the purpose of that transaction was to facilitate the repayment or discharge (in full or in part) of the GVM Loan and the proceeds of sale were promptly applied towards such repayment or discharge; or
3.	any mandatory offer (or analogous offer) required under the City Code on Takeovers and Mergers or any analogous regulation applied in any jurisdiction as a consequence of a transaction under limb (1) or (2) above, provided that, if any transaction under paragraphs (1) to (3) above had occurred which, but for such paragraph(s), would have been a “Change of Control” as a consequence of any person or persons (other than Tyrus) (x) acquiring any voting stock of Ferroglobe PLC (or any other successor company) or (y) being or becoming the “beneficial owner” of the voting power of any voting stock of Ferroglobe PLC (or any other successor company) (such person(s), the “Controlling Shareholder”):

●	the Controlling Shareholder had within 60 days of that transaction and at its election:
o	paid to the Holders, on a pro rata basis, a fee in an aggregate amount equal to the product of(i) the aggregate principal amount outstanding of the Reinstated Senior Notes, (ii) 0.02 and (iii)the number of years (or part-thereof, with any part of a year calculated on the basis of the number of days divided by 360) from the payment date of such fee to December 31, 2025; or
o	made an offer to all Holders to purchase one-third of the Notes on a pro rata basis at a price equal to 101% of the principal amount of such Notes plus accrued and unpaid interest; or
●	either or both of the Issuers within 60 days of that transaction had made an offer to all Holders to repurchase or purchase (as applicable), or has otherwise redeemed, one-third of the Note son a pro rata basis at a price equal to 101% of the principal amount of such Notes plus accrued and unpaid interest, resulting in such repurchased, purchased or redeemed Notes being cancelled, and provided further that the Controlling Shareholder was not a Restricted Person.

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

The Reinstated Senior Notes Indenture restricted, among other things, the ability of Ferroglobe and its restricted subsidiaries to:

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

Individuals that own “specified foreign financial assets” with an aggregate value of more than $50,000 (or higher threshold for some married individuals and individuals living abroad) may be required to file an information report (IRS Form 8938) with respect to such assets with their U.S. tax returns. Ordinary shares generally will constitute specified foreign financial assets subject to these reporting requirements, unless the ordinary shares are held in an account at a financial institution (which, in the case of a foreign financial account, may also be subject to reporting). Additionally, under finalized regulations, a domestic corporation, domestic partnership, or trust (as described in Section 7701(a)(30)(E) of the Code) which is formed or availed for purposes of holding, directly or indirectly, specified foreign financial assets may be treated as an individual for purposes of these rules. U.S. shareholders should consult their own tax advisors regarding information reporting requirements relating to their ownership of ordinary shares, and the significant penalties to which they may be subject for failure to comply.

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

Income tax

An individual holder of ordinary shares who is resident for tax purposes in the U.K. may, depending on his or her circumstances, be subject to U.K. tax on dividends received from the Company. An individual holder of ordinary shares who is not resident for tax purposes in the U.K. should not be chargeable to U.K. income tax on dividends received from the Company unless he or she carries on (whether solely or in partnership) any trade, profession or vocation in the U.K. through a branch or agency to which the ordinary shares are attributable (subject to certain exceptions for trading through independent agents, such as some brokers and investment managers).

A nil rate of income tax applies to the first £2 thousand of dividend income received by an individual shareholder in a tax year prior to the 2022-2023 tax year (the “Nil Rate Amount”), regardless of what tax rate would otherwise apply to that dividend income. This was reduced to £1 thousand from April 6, 2023 and further reduced to £500 from April 6, 2024. Any dividend income received by an individual shareholder in a tax year in excess of the Nil Rate Amount will be subject to income tax at dividend rates determined by thresholds of income, as follows:

●	at the rate of 8.75% (10.75% for 2026-2027 tax year onwards), to the extent that the relevant dividend income falls below the threshold for the higher rate of income tax;
●	at the rate of 33.75% (35.75% for 2026-2027 tax year onwards), to the extent that the relevant dividend income falls above the threshold for the higher rate of income tax but below the threshold for the additional rate of income tax; and
●	at the rate of 39.35%, to the extent that the relevant dividend income falls above the threshold for the additional rate of income tax.

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

If an individual holder of ordinary shares who is subject to U.K. income tax at either the higher or the additional rate becomes liable to U.K. capital gains tax on the disposal of ordinary shares, the applicable rate will be 24% from April 6, 2025 onwards and 20% prior to this date. For an individual holder of ordinary shares who is subject to U.K. income tax at the basic rate and liable to U.K. capital gains tax on such disposal, the applicable rate would be 18% from April 6, 2025 onwards and 10% prior to this date, save to the extent that any capital gains exceed the unused basic rate tax band. In that case, the rate applicable to the excess would be 24%. No indexation allowance will be available to an individual holder of ordinary shares in respect of any disposal of such shares. However, the capital gains tax annual exempt amount (which was reduced from £6,000 to £3,000 from April 2024) may be available to exempt any chargeable gain, to the extent that the exemption has not already been utilized.

If a corporate holder of ordinary shares becomes liable to U.K. corporation tax on the disposal of ordinary shares, the main rate of U.K. corporation tax (increased from 19% to 25% on April 1, 2023) would apply. An indexation allowance may be available to such a holder to give an additional deduction based on the indexation of its base cost in the shares by reference to U.K. retail price inflation over its holding period (if the shares were acquired before December 2017). An indexation allowance can only reduce a gain on a future disposal, and cannot create a loss. The U.K. substantial shareholding exemption could also be available provided certain requirements are met.

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

I.     Subsidiary Information.

Not applicable.

J.     Annual Report to Security Holders.

The Company expects to furnish Ferroglobe PLC’s Annual Report and Accounts for the fiscal year ended December 31, 2025, in electronic format as an exhibit to a report on Form 6-K.

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

As of December 31, the Company’s interest-bearing financial liabilities were as follows:

	2025
	Fixed rate	Floating rate	Total
	U.S.$'000	U.S.$'000	U.S.$'000
Bank borrowings (Note 17)	38,738	101,274	140,012
Obligations under leases (Note 18)	69,683	—	69,683
Debt instruments (Note 19)	—	26,014	26,014
Other financial liabilities (Note 20)	33,443	—	33,443
	141,864	127,288	269,152

(*)  Other financial liabilities comprise loans from government agencies (see Note 20 Other Financial Liabilities of the consolidated financial statements).

	2024
	Fixed rate	Floating rate	Total
	U.S.$'000	U.S.$'000	U.S.$'000
Bank borrowings (Note 17)	14,831	42,331	57,162
Obligations under leases (Note 18)	69,452	—	69,452
Debt instruments (Note 19)	—	10,135	10,135
Other financial liabilities (Note 20) (*)	52,380	19,484	71,864
	136,663	71,950	208,613

(*)  Other financial liabilities comprise loans from government agencies (see Note 20 Other Financial Liabilities of the consolidated financial statements).

Energy price risk

Energy generally constitutes one of the larger expenses for most of Ferroglobe’s products. Ferroglobe focuses on minimizing energy prices and unit consumption throughout its operations by concentrating its silicon and manganese-based alloy production during periods when energy prices are lower. In 2025, Ferroglobe’s total power consumption was 5,801 gigawatt-hours (5,915 in 2024), with power contracts that vary across its operations.

Since 2023, Ferroglobe has engaged in discussions with energy companies to secure Power Purchase Agreements (“PPAs”) based on Solar and wind generation. Four PPAs were signed in July 2024 with a total volume of 150,000 MWh/year at a fixed price between 43 and 58 EUR/MWh. In November 2024, the Company entered into an additional PPA on a pay as produced basis at a maximum price of 50 EUR/MWh during 10 years from the commencement of operation of the plants which is expected in 2029. Two wind PPAs were signed in 2023 with a total volume of 130 GWh at a fixed price between 50 and 77 EUR/MWh, with one being cancelled in 2024. Additionally, in December, 2023, the Company entered into three PPAs to supply to Sabón 285 GWh/year on a pay as produced basis at a maximum price of 50 EUR/MWh for 10 years from the commencement of operation of the plants which is expected in 2028.

Certain of the Company’s subsidiaries had their power needs covered by the previous EDF contract and the participation in the ARENH mechanism administered by the French Energy Regulatory Commission, both of which ended in 2025. In Q4 2025, the Company entered into two separate electricity supply agreements with EDF to secure energy for its French operations beginning in January 2026. The Company entered into (i) a 10-year indexed wholesale electricity supply agreement (“CPI Contract”) covering approximately 70% of forecast consumption across six industrial sites through December 2035, and (ii) a 4-year retail electricity supply agreement (“Retail Contract”) covering 100% of consumption from 2026 to 2029. Although economically linked, the contracts were intentionally structured as two separate units of account for regulatory and operational reasons. The CPI Contract includes indexed pricing based on the EU Silicon Metal 5-5-3 index and EU ETS CO2 emission allowances futures, subject to annual floors and a ceiling, and provides for volume adjustment mechanisms (“reprévisions”). The Retail Contract integrates the CPI block into EDF’s retail billing framework and applies an 80–120% consumption tolerance band (“Reference Tunnel”). Together, these agreements support cost predictability for the Company’s French operations.

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

Liquidity risk

The purpose of the Company’s liquidity and financing policy is to ensure that the Company keeps sufficient funds available to meet its financial obligations as they fall due. The Company’s main sources of financing are as follows:

●	In 2016, a Company subsidiary entered into a loan agreement with the Spanish Ministry of Industry, Tourism and Commerce (the “Ministry”) to borrow an aggregate principal amount of €44.9 million ($52.9 million) in connection with the industrial development projects relation to a silicon purification project at an annual interest rate of 3.6%. The Company is required to repay this loan in seven instalments which commenced in 2023 and to be completed by 2030. As of December 31, 2025, and 2024 the amortized cost of the loan was $24,296 thousand and $24,997 thousand, respectively.

●	In October 2020, the Company signed a factoring agreement with a financial institution for anticipating the collection of receivables of the Company’s European subsidiaries. During 2025, the factoring agreement provided upfront cash consideration of $325,746 thousand ($427,772 thousand in 2024). The Company has repaid $328,022 thousand ($420,873 thousand in 2024), recognizing bank borrowing debt of $36,856 thousand as of December 31, 2025 (2024: $35,059 thousand).
●	In February 2022, a Company subsidiary signed an additional factoring agreement with Bankinter. This program offers the possibility to sell the receivables corresponding to 11 customers pre-approved by the bank and its credit insurer.
●	In June 2022, a Company subsidiary entered into a five-year, $100 million asset-based revolving credit facility (the “ABL Revolver”), with Bank of Montreal as lender and agent. The maximum amount available under the ABL Revolver is subject to a borrowing base test comprising North American inventory and accounts receivable. For the years ended December 31, 2025 and 2024, the Company drew down $45,100 thousand and $32,000 thousand, respectively, and $26,100 thousand were repaid in 2025 (fully repaid in 2024), yielding an outstanding balance of $19,000 thousand as of the end of 2025 (no balance due as of the end of 2024).
●	In 2020, a Company subsidiary entered into a loan agreement with BNP Paribas to borrow an aggregate principal amount, interest-free, of €4.5 million ($5.3 million), to finance the Company’s activities in France. The French government guaranteed the loan in line with special measures taken in response to the COVID-19 pandemic. The loan is to be repaid by 2026. The Company is liable for a fee of 0.5% equal based on the total borrowed capital.
●	In 2020, a Company subsidiary entered into a loan agreement with Investissement Québec to borrow an aggregate principal amount, interest-free, of CAD 7.0 million ($5.1 million) to finance its capital expenditures activities in Canada. The loan is to be repaid over a seven-year period, with payments deferred for the first three years from inception of the loan.
●	In March, 2022, two Spanish Company subsidiaries and the Sociedad Estatal de Participaciones Industriales (“SEPI”), a Spanish state-owned industrial holding company affiliated with the Ministry of Finance and Administration, entered into a loan agreement of €34.5 million ($38.3 million). This loan is part of the SEPI fund intended to provide assistance to non-financial companies operating in strategically important sectors within Spain as a result of the COVID-19 pandemic. In March 2025, the Company partially repaid $17,960 thousand of the SEPI loans as per the agreed amortization schedule and in June 2025 the loans were fully repaid with a final repayment of $20,217 thousand.
●	In September 2024, a U.S. Company subsidiary and Citizens entered into three lease schedules from October to December 2024 pursuant to terms and conditions of the Master Lease Agreement. The Company started to lease assets for a three or five-year period, receiving $6.1 million upfront as part of a sale of assets to Citizen, as the lessor. In return, the Company will make monthly lease payments of $130 thousand over a 3-year period and $35 thousand over a 5-year period. In June 2025, the U.S Company subsidiary entered into an additional lease agreement for a 5-year period receiving $1.5 million.
●	In December 2024, The BME's (Spanish Stock Exchange) fixed income market admitted the Company’s Commercial Paper Program (the Pagarés) to trading for a maximum outstanding amount of €50 million. The commercial paper to be issued under the program would have unit denominations of €100 thousand with maturities up to two years. Under this program, the Company was able to issue commercial paper flexibly over 12 months. In November 2025, a second program was admitted to trading for a maximum outstanding amount of €100 million and the same maturity terms. This program is led by Bankinter as arranger and agent. There were €22,600 thousand ($26,555 thousand) of borrowings outstanding under the Pagarés program as of December 31, 2025, at a weighted-average effective interest rate of 4.81% (€9,900 thousand ($10,135 thousand) as of December 31, 2024 at a fixed rate of 5.88%).

●	In December 2024, one of the Company’s French subsidiaries entered into a loan agreement with Banque Palatine to borrow an aggregate principal of €7,000 thousand ($7,272 thousand) bearing an interest at Euribor 3-month plus 1%. This loan was guaranteed by a pledge on a future receivable consisting of the Anglefort plant CO2 compensation credits to be received from the French Government in the first half of 2025. The loan was repaid in July 2025.
●	In December 2024, Ferroglobe South Africa as borrower, Ferroglobe PLC as a guarantor and ABSA bank entered into the ABSA financing facility for a total amount of up to ZAR 350 million ($18.5 million). The amount available for drawdown is calculated based on collateral composed of eligible receivables and inventory. Drawdowns accrue interest at the Prime Rate (ZAR) less 1.18%. For the year ended December 31, 2025 the Company drew down $50,550 thousand (no withdrawals in 2024), and repaid $37,926 thousand, yielding an outstanding balance as of December 31, 2025 of $14,019 thousand.
●	In December 2025, a Company subsidiary entered into a loan agreement with Bankinter to borrow an aggregate principal amount of €18,000 thousand ($21,150 thousand) to finance its capital expenditure activities related to the construction of a biocarbon plant at our Sabón plant. The loan is to be repaid over a six-year period, with payments deferred for the first year. The loan bears a fixed 3.2% interest rate during the first year and Euribor 12-month plus 1% for the remaining years.
●	In December 2025, one of the Company’s Spanish subsidiaries entered in a loan agreement with Bankinter to borrow an aggregate principal of €20,000 thousand ($23,500 thousand). This loan is guaranteed by an external credit insurer. The outstanding debt balance is due for repayment in one instalment on November 18, 2026. This facility bears interest at Euribor 1-month plus 0.50%.
●	In 2025, a French Company Subsidiary entered into two loan agreements to borrow an aggregate principal amount of €6,000 thousand ($7,254 thousand). These loans are due in 2030 and 2032, respectively. Additionally a Norwegian subsidiary entered into a loan agreement to borrow an aggregate principal amount of NOK 40,000 thousand ($3,852 thousand), to finance the share purchase in the MoiRana industrial park. The principal and interest are repaid on a monthly basis until April 2032, and the shares acquired are pledged in favor of the lender.

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

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer have conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025.

Based on the evaluation completed, we have concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

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

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2025.

Attestation Report of the Registered Public Accounting Firm

The Company’s independent registered public accounting firm, KPMG Auditores, S.L., who audited the consolidated financial statements included in this Annual Report issued their opinion on the effectiveness of the Company’s internal control over financial reporting.

C. Attestation report of the registered public accounting firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Ferroglobe PLC:

Opinion on Internal Control over Financial Reporting

We have audited Ferroglobe PLC and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes and financial statement schedule I (collectively, the consolidated financial statements), and our report dated March 26, 2026 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG Auditores, S.L.

Madrid, Spain
March 26, 2026

D.Changes in internal control over financial reporting

Except for the remediation of the previously identified material weakness described below, there have been no other changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

In order to address the material weakness disclosed in our 2024 Form 20-F, during 2025, management created new controls and enhanced existing controls, implemented additional layers of review of our impairment evaluation of long-lived assets, and reinforced the need for strong documentation when performing controls. We have also utilized the expertise of external advisors to further enhance our control framework and support in the documentation of key controls.

As a result of these strong efforts, we have remediated the previously reported material weakness related to Impairment of Long-Lived Assets.

Management will continue to monitor the effectiveness of internal control over financial reporting and will implement additional enhancements as deemed appropriate to maintain a strong control environment.

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

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table provides information on the aggregate fees billed by our principal accountant KPMG Auditores, S.L. and its international network (“KPMG”) in 2025 and 2024, to Ferroglobe PLC and subsidiaries, classified by type of service rendered for the periods indicated, in thousands of USD:

($ thousands)	2025	2024
Audit Fees	5,916	5,850
Audit-Related Fees	58	116
Tax Fees	—	4
Total	5,974	5,970

For the years ended December 31, 2025 and 2024, KPMG was the Company’s auditor for the consolidated financial statements and most local subsidiary statutory accounts. At the annual general meeting on June 26, 2025, the shareholders appointed KPMG as the Company’s statutory auditor for a term of office of one year.

Audit Fees for services that KPMG provided in 2025 and 2024 are the aggregate fees billed for professional services in connection with the audit of our annual consolidated financial statements and internal control over financing reporting, and statutory audits of our subsidiaries’ financial statements under the rules in which our subsidiaries are organized. Also included are quarterly limited reviews, audits of non-recurring transactions, consents and any audit services required for SEC or other regulatory filings.

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

Audit Committee’s policy on pre-approval of audit and permissible non-audit services of the independent auditor

Subject to shareholder approval the Audit Committee has the sole authority to appoint, retain or replace the independent auditor. The Audit Committee is also directly responsible for the compensation and oversight of the work of the independent auditor. These policies generally provide that we will not engage our independent auditors to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee. The Audit Committee’s pre-approval policy, which covers audit and non-audit services provided to us or to any of our subsidiaries, is as follows:

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

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

During 2025, we repurchased our ordinary shares as described in the following table:

Period	(a) Total number of shares purchased	b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs (1)	(d) Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs (1)
January 1 to January 31, 2025	254,777	3.92	254,777	36,923,479
February 1 to February 28, 2025	465,231	3.66	465,231	36,458,248
April 1 to April 30, 2025	600,434	3.31	600,434	35,857,814
Total	1,320,442	3.55	1,320,442	35,857,814

(1)	At the annual general meeting on June 18, 2024, shareholders granted authority to the Company to effect share repurchases. The Company is accordingly authorized for a period of five years to enter into contracts with appointed brokers under which the Company may undertake purchases of its ordinary shares provided that (i) the maximum aggregate number of ordinary shares hereby authorized to be purchased is 37,776,463, representing approximately 20% of the issued ordinary share capital, and (ii) additional restrictions under applicable U.S. securities laws are substantially complied with, including (but not limited to) the pricing limitations under Rule 10b-18(b)(3) of the U.S. Exchange Act, the volume limitations under Rules 10b-18(b)(4) and 10b18(c)(2) of the U.S. Exchange Act, the timing limitations under Rules 10b-18(b)(2) and 10b-18(c)(1) and the requirements with respect to the use of brokers or dealers under Rule 10b-18(b)(1) of the U.S. Exchange Act.

As of December 31, 2025 and 2024, the Company has repurchased a total of 1,320,442 shares and 598,207 shares for total consideration of $4,690 thousand and $2,428 thousand, respectively. The average price paid per share was $3.55 in 2025 and $4.06 in 2024. The shares repurchased remained held in treasury as of December 31, 2025.

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

ITEM 16K. CYBERSECURITY

To more effectively protect against, detect and respond to cybersecurity threats, the Company’s Audit Committee is tasked with overseeing the maintenance of a cybersecurity risk management program. The Audit Committee oversees our Cybersecurity Committee, formally created in 2023, that is responsible for leading enterprise-wide cybersecurity strategy, policy, standards, architecture and processes. The Cybersecurity Committee is chaired by the Company’s IT Operations & Master Data Management Director along with our IT Security and Compliance Manager. Our IT Operations & Master Data Management Director has more than 10 years of experience in cybersecurity and IT operations management roles. Our IT Security and Compliance Manager is CISA - ISACA and CC certified and has more than 15 years of experience in the IT space. He additionally holds an MsC in Computer Science as well as holding advanced degrees in Audit, Security, Governance and Law on IT. The remaining members of the cybersecurity committee have experience in cybersecurity through past work experience, formal certifications and/or degrees or other relevant experience.

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

Ferroglobe has regulated the use of AI tools, limiting deployment to a select number of vetted solutions that offer operational benefits while safeguarding sensitive data. These tools are configured to prevent proprietary or confidential information from being used as training input for external AI models or algorithms. By restricting usage to trusted applications from reputable providers, the Company has significantly reduced its exposure to cybersecurity threats. AI is increasingly integrated into daily operations, streamlining workflows and enhancing routine tasks. Currently, Ferroglobe is conducting a pilot initiative within its Security Operations Centre (SOC) to refine event-based alerting mechanisms using AI-driven analytics. The Company anticipates that, in the short to medium term, these efforts will strengthen its overall security posture. In parallel, the IT Department is exploring the development of an AI-powered bot to support automated HelpDesk functions.

While the adoption of AI introduces new cybersecurity considerations, Ferroglobe’s limited scope of deployment, reliance on secure third-party platforms, and internal governance protocols contribute to a low risk profile in this area. The Company remains vigilant in monitoring evolving security frameworks and industry standards to ensure readiness against emerging threats.

Finally, formal communications, targeted training, and user guidance are provided to employees to promote responsible and secure use of AI technologies across the organization.

As noted above, our Audit Committee has oversight responsibility for our cybersecurity practices, and we believe the directors of such committee collectively have the requisite experience, knowledge and visibility into the design and operation of our information security practices to fulfill this responsibility effectively. Further, our Audit Committee receives regular reports regarding cybersecurity, in addition to the status of projects to strengthen the Company’s information security systems, assessments of the Company’s security program and the emerging threat landscape. The Cybersecurity Committee reports to the Board of Directors at least annually on current trends and developments within the cybersecurity landscape. In addition to these reporting requirements, the Company has instituted a policy for escalating risks through various channels, with ultimate disclosure to the Board of Directors.

In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company, including with respect to our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurance that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3.D —Risk Factors— Cybersecurity breaches and threats could disrupt our business operations and result in the loss of critical and confidential information.” Which is incorporated by reference into this Item 16K.

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

4.3*	Deed of Variation of Contract, dated October 7, 2025, to the Service Agreement, dated June 21, 2016, as amended between Ferroglobe and Javier López Madrid

4.4†	2016 Equity Incentive Plan (incorporated by reference to Exhibit 4.14 to the Annual Report on Form 20-F (File No. 001-37668) filed by the Company on April 30, 2018)

4.5*	2025 Equity Incentive Plan

5.1

Asset based loan agreement, dated June 30, 2022, among Ferroglobe USA, Inc., QSIP Canada ULC and the Bank of Montreal (incorporated by reference to Exhibit 5.1 to the Annual Report on Form 20-F (File No. 001-37668) file by the Company on May 1, 2023)

8.1*	List of Significant Subsidiaries (see Note 2 to the Consolidated Financial Statements)

11.1*	Insider Trading Policy

12.1*	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit No.	Exhibit Description
13.1*	Certification of the Principal Executive Officers and Principal Financial Officer Pursuant to 18 U.S.C. 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG Auditores, S.L.

16.1*	Mine Safety and Health Administration Safety Data
97.1	Ferroglobe PLC Clawback Policy (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 20-F (File No. 001-37668) filed by the Company on May 13, 2024)

101*	Interactive Data Files formatted in iXBRL (Extensible Business Reporting Language)

104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibits 101)
†	Management contract or compensatory plan or arrangement
*	Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: March 26, 2026

Ferroglobe PLC
(Registrant)

	By:	/s/ Marco Levi
Marco Levi
Principal Executive Officer

	By:	/s/ Beatriz García-Cos
Beatriz García-Cos
Principal Accounting Officer

FERROGLOBE PLC

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the three years ended December 31, 2025, 2024 and 2023

Report of Independent Registered Public Accounting Firm on consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 (PCAOB Firm ID 1027)

F-2
Consolidated Statements of Financial Position as of December 31, 2025 and 2024	F-5
Consolidated Income Statements for the years ended December 31, 2025, 2024 and 2023	F-6
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2025, 2024 and 2023	F-7
Consolidated Statements of Changes in Equity for the years ended December 31, 2025, 2024 and 2023	F-8
Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023	F-9
Notes to the Consolidated Financial Statements	F-10
Appendix to the Consolidated Financial Statements	F-89

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Ferroglobe PLC:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Ferroglobe PLC and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes and financial statement schedule I (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 26, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting..

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Fair value of the CPI electricity supply agreement with EDF

As discussed in Notes 4.6, 21, 29 and 30 to the consolidated financial statements, the Company recorded the fair value of electricity supply agreements with EDF as a liability of $39,239 thousand as of December 31, 2025, which included the fair value of the CPI contract. The CPI contract is a 10-year indexed electricity supply agreement with pricing based on EU silicon metal prices and CO2 allowance prices.  The Company estimated the fair value of the CPI contract by applying an income approach based on a Monte Carlo simulation model considering various assumptions, including projected French energy prices and projected Silicon metal index prices.

We identified the evaluation of the fair value of the CPI contract as a critical audit matter. Subjective auditor judgment was required to evaluate the Company´s assumptions related to projected French energy prices and projected Silicon metal index prices.  Changes to these assumptions could have a significant impact on the fair value of the CPI contract.  Specialized skills and knowledge were also required to assess the application of the model.

The following are the primary procedures we performed to address this critical audit matter:

●	We evaluated the design and tested the operating effectiveness of an internal control related to the valuation of the CPI contract, which included the assessment of the application of the model and evaluation of the assumptions for projected French energy prices and projected Silicon metal index prices.
●	We evaluated the projected French energy prices and projected Silicon metal index prices by comparing them to historical prices and third-party forecasted future market prices.
●	We involved financial instrument valuation professionals with specialized skills and knowledge who assisted in evaluating application of the model by:
o	inspecting the contractual agreements and model documentation,
o	recalculating the Monte Carlo simulations, and
o	evaluating the model output by developing an independent model and comparing the independent model’s output with management’s output.

Valuation of property, plant and equipment for the Alloy cash-generating unit

As discussed in Notes 4.4 and 8 to the consolidated financial statements, the Company´s consolidated property, plant and equipment balance was $486,678 thousand as of December 31, 2025, of which $44,192 thousand related to the Alloy cash-generating unit (CGU). During 2025, the Company evaluated this CGU for potential impairment by comparing its carrying amount with its estimated recoverable amount. The Company determines the estimated recoverable amount as the higher of fair value less costs of disposal or value in use.

We identified the valuation of property, plant and equipment for the Alloy CGU as a critical audit matter. Subjective auditor judgment was required to evaluate the Company´s assumptions related to revenue projections, EBITDA projections, discount rate and long-term growth rate for this CGU whose fair value less cost of disposal was estimated using a discounted cash flow (DCF) model. Changes to these assumptions could have a significant impact on the estimated fair value less cost of disposal. Specialized skills and knowledge were also required to assess the recoverable value.

The following are the primary procedures we performed to address the critical audit matter:

●	We evaluated the design and tested the operating effectiveness of internal controls related to the valuation of the Alloy CGU, which included the evaluation of the assumptions for revenue projections, EBITDA projections, discount rate and long-term growth rate.

●	We evaluated the revenue projections against historical prices, existing agreements with customers, and third-party forecasted future market prices.
●	We evaluated the EBITDA projections by comparing them against the current and historical performance of other CGUs, the Company as a whole, and other companies in similar industries.
●	We involved corporate valuation professionals with specialized skills and knowledge who assisted in:
o	evaluating the discount rate by developing an independent estimate using publicly available market data for comparable entities
o	evaluating the terminal growth rate by developing an independent estimate using market forecasts of long-term growth rates.

/s/ KPMG Auditores, S.L.

We have served as the Company’s auditor since 2023.

Madrid, Spain
March 26, 2026

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2025 AND 2024

(In USD thousands)

	Notes	2025	2024
ASSETS
Non-current assets
Goodwill	Note 6	12,472	14,219
Intangible assets	Note 7	132,682	103,095
Property, plant and equipment	Note 8	486,678	487,196
Other financial assets	Note 9	26,717	19,744
Deferred tax assets	Note 24	—	6,580
Receivables from related parties	Note 25	1,763	1,558
Other non-current assets	Note 11	21,436	22,451
Total non-current assets		681,748	654,843
Current assets
Inventories	Note 10	306,160	347,139
Trade receivables	Note 9	191,536	188,816
Other receivables	Note 9	74,665	83,103
Current income tax assets	Note 24	5,564	7,692
Other financial assets	Note 9	11,104	5,569
Other current assets	Note 11	21,716	52,014
Restricted cash and cash equivalents	Note 9	175	298
Cash and cash equivalents	Note 9	122,812	132,973
Total current assets		733,732	817,604
Total assets		1,415,480	1,472,447
EQUITY AND LIABILITIES
Equity
Share capital		1,962	1,962
Share premium		86,220	86,220
Treasury shares		(19,050)	(14,360)
Reserves		905,243	890,346
Translation differences		(212,735)	(275,829)
Valuation adjustments		4,677	8,630
Result attributable to the Parent		(170,700)	23,538
Equity attributable to the Parent		595,617	720,507
Non-controlling interests		96,640	113,738
Total equity	Note 12	692,257	834,245
Non-current liabilities
Deferred income	Note 14	26,394	8,014
Provisions	Note 15	30,487	24,384
Provisions for pensions	Note 16	28,903	27,618
Bank borrowings	Note 17	60,136	13,911
Lease liabilities	Note 18	57,429	56,585
Other financial liabilities	Note 20	22,035	24,602
Derivative financial liabilities	Note 21	45,198	1,086
Deferred tax liabilities	Note 24	11,005	19,629
Other non-current liabilities	Note 23	345	13,759
Total non-current liabilities		281,932	189,588
Current liabilities
Provisions	Note 15	87,308	83,132
Provisions for pensions	Note 16	186	168
Bank borrowings	Note 17	79,876	43,251
Lease liabilities	Note 18	12,254	12,867
Debt instruments	Note 19	26,014	10,135
Other financial liabilities	Note 20	11,408	48,117
Payables to related parties	Note 25	2,577	2,664
Trade payables	Note 22	144,853	158,251
Income tax liabilities		970	10,623
Other current liabilities	Note 23	75,845	79,406
Total current liabilities		441,291	448,614
Total equity and liabilities		1,415,480	1,472,447

The accompanying notes and Appendix I are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS 2025, 2024 AND 2023

(In USD thousands, except share and per share data)

	Notes	2025	2024	2023

Sales	Note 27.1	1,335,121	1,643,939	1,650,034
Raw materials and energy consumption for production[1]	Note 27.2	(933,531)	(1,027,130)	(879,286)
Other operating income	Note 27.3	82,835	84,378	100,992
Staff costs	Note 27.4	(270,649)	(279,864)	(305,859)
Other operating expense	Note 27.5	(245,899)	(265,182)	(270,090)
Depreciation and amortization	Note 27.6	(84,951)	(75,463)	(73,532)
Impairment loss	Note 27.8	(17,488)	(43,052)	(25,290)
Other gain (loss)		1,105	555	(29)
Operating (loss) profit		(133,457)	38,181	196,940
Finance income	Note 27.7	3,474	7,248	5,422
Finance costs	Note 27.7	(20,775)	(21,942)	(38,793)
Exchange differences		(23,886)	13,565	(7,551)
(Loss) Profit before tax		(174,644)	37,052	156,018
Income tax expense	Note 24	(2,468)	(16,252)	(57,540)
Total (Loss) Profit for the year		(177,112)	20,800	98,478

(Loss) Profit attributable to the Parent		(170,700)	23,538	82,662
(Loss) Profit attributable to non-controlling interests	Note 12	(6,412)	(2,738)	15,816

Earnings per share

		2025	2024	2023
Numerator:
Total (Loss) Profit attributable to the Parent		(170,700)	23,538	82,662
Denominator:
Weighted average number of basic shares outstanding		188,360,675	188,144,651	187,872,191
Weighted average number of dilutive shares outstanding		188,360,675	188,808,918	190,289,808
Basic earnings/(loss) per ordinary share (U.S.$)	Note 13	(0.91)	0.13	0.44
Diluted earnings/(loss) per ordinary share (U.S.$)	Note 13	(0.91)	0.12	0.43

The accompanying notes and Appendix I are an integral part of the consolidated financial statements

1For the years ended December 31, 2025, 2024 and 2023, includes a net energy expense of $122.3 million, expense of $171.3 million and credit of $28.7 million, respectively, as described further in Note 27.2.

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) FOR 2025, 2024 AND 2023

(In USD thousands)

	Notes	2025	2024	2023

Total (Loss) Profit for the year		(177,112)	20,800	98,478

Items that will not be reclassified subsequently to income or loss:
Remeasurement gains (losses) on defined-benefit obligations	Note 16	2,406	3,139	(5,620)
Tax effect	Note 24	(668)	(757)	1,500
Total income (expense) that will not be reclassified subsequently to profit (loss)		1,738	2,382	(4,120)

Items that may be reclassified subsequently to income or loss:
Cash flow hedge accounting	Note 21	(5,785)	(3,471)	2,245
Translation differences		64,901	(46,969)	11,730
Tax effect	Note 24	1,446	865	(767)
Total (expense) income that may be reclassified subsequently to profit (loss)		60,562	(49,575)	13,208

Items that have been reclassified to profit (loss) in the period:
Cash flow hedge accounting	Note 21	(1,105)	1,007	83
Tax effect		—	—	—
Total items that have been reclassified to profit (loss)		(1,105)	1,007	83

Other comprehensive (loss) profit for the year, net of income tax		61,195	(46,186)	9,171

Total comprehensive (loss) profit for the year		(115,917)	(25,386)	107,649

Total comprehensive (loss) profit attributable to the Parent		(111,559)	(20,216)	91,105
Total comprehensive (loss) profit attributable to non-controlling interests		(4,358)	(5,170)	16,544

The accompanying notes and Appendix I are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR 2025, 2024 AND 2023
(In USD thousands, except issued shares in thousands)

		Total Amounts Attributable to Owners
		Issued	Share	Share	Treasury		Translation	Valuation	Result for	Non-controlling
	Notes	Shares	Capital	Premium	Shares	Reserves	Differences	Adjustments	the Year	Interests	Total
		(Thousands)	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2023		188,883	1,962	86,220	(11,932)	365,386	(242,623)	10,735	440,314	106,751	756,813
Comprehensive profit for the year 2023		—	—	—	—	—	10,824	(2,381)	82,662	16,544	107,649
Share-based compensation	Note 27.4	—	—	—	—	7,244	—	—	—	—	7,244
Recording of 2022 Profit in reserves		—	—	—	—	440,314	—	—	(440,314)	—	—
Dividends paid non-controlling interests		—	—	—	—	—	—	—	—	(1,470)	(1,470)
Other changes		—	—	—	—	(350)	—	—	—	—	(350)
Balance at December 31, 2023		188,883	1,962	86,220	(11,932)	812,594	(231,799)	8,354	82,662	121,825	869,886
Comprehensive profit for the year 2024		—	—	—	—	—	(44,030)	276	23,538	(5,170)	(25,386)
Share-based compensation	Note 27.4	—	—	—	—	4,848	—	—	—	—	4,848
Recording of 2023 profit in reserves		—	—	—	—	82,662	—	—	(82,662)	—	—
Own shares acquired		—	—	—	(2,428)	—	—	—	—	—	(2,428)
Dividends paid		—	—	—	—	(9,758)	—	—	—	—	(9,758)
Dividends paid non-controlling interests		—	—	—	—	—	—	—	—	(2,917)	(2,917)
Other changes		—	—	—	—	—	—	—	—	—	—
Balance at December 31, 2024		188,883	1,962	86,220	(14,360)	890,346	(275,829)	8,630	23,538	113,738	834,245
Comprehensive loss for the year 2025		—	—	—	—	—	63,094	(3,953)	(170,700)	(4,358)	(115,917)
Share-based compensation	Note 27.4	—	—	—	—	1,775	—	—	—	—	1,775
Recording of 2024 profit in reserves		—	—	—	—	23,538	—	—	(23,538)	—	—
Own shares acquired		—	—	—	(4,690)		—	—	—	—	(4,690)
Dividends paid		—	—	—		(10,451)	—	—	—	—	(10,451)
Dividends paid non-controlling interests		—	—	—	—	—	—	—	—	(12,740)	(12,740)
Other changes		—	—	—	—	35	—	—	—	—	35
Balance at December 31, 2025		188,883	1,962	86,220	(19,050)	905,243	(212,735)	4,677	(170,700)	96,640	692,257

The accompanying notes and Appendix I are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR 2025, 2024 AND 2023
(In USD thousands)

		2025	2024	2023
	Notes	US$'000	US$'000	US$'000

Cash flows from operating activities:
(Loss) Profit for the year		(177,112)	20,800	98,478
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	Note 24	2,468	16,252	57,540
Depreciation and amortization		84,951	75,463	73,532
Finance income		(3,474)	(7,248)	(5,422)
Finance costs		20,775	21,942	38,793
Exchange differences		23,886	(13,565)	7,551
Impairment loss		17,488	43,052	25,290
Share-based compensation	Note 27.4	1,814	4,924	7,402
Other (gain) loss		(1,105)	(555)	29
Write downs of inventories to net realizable value		22,937	16,963	13,687
Change in fair value of derivatives not designated as hedging instruments		42,263	5,389	—
Changes in operating assets and liabilities:
Decrease (increase) in inventories		43,759	47	102,179
Decrease (increase) in trade receivables		13,414	22,765	80,766
Decrease (increase) in other receivables		19,029	770	45,692
Decrease (increase) in energy receivable	Note 11	31,041	131,959	(159,807)
(Decrease) increase in trade payables		(28,682)	(17,255)	(70,573)
Other changes in operating assets and liabilities		(51,659)	(62,646)	(23,457)
Income taxes paid		(10,329)	(15,799)	(113,308)
Net cash provided by operating activities		51,464	243,258	178,372
Cash flows from investing activities:
Interest and finance income received		3,556	2,799	3,725
Payments due to investments:
Intangible assets	Note 7	(1,556)	(3,024)	(2,787)
Property, plant and equipment	Note 8	(61,703)	(76,165)	(83,679)
Other financial assets		(15,119)	(3,000)	—
Disposals:
Other non-current assets		1,690	—	935
Receipt of asset-related government grant		—	12,453	—
Net cash used in investing activities		(73,132)	(66,937)	(81,806)
Cash flows from financing activities:
Dividends paid	Note 12	(10,451)	(9,758)	—
Payment for debt and equity issuance costs		(205)	(6)	—
Repayment of debt instruments	Note 19	(35,760)	(147,624)	(179,075)
Proceeds from debt issuance	Note 19	50,244	10,255	—
Increase (decrease) in bank borrowings:
Borrowings	Note 17	522,270	509,186	432,274
Payments	Note 17	(446,041)	(495,726)	(456,506)
Payments for lease liabilities	Note 18	(16,185)	(16,201)	(14,967)
(Repayments of)/ payments from other financing liabilities	Note 20	(44,748)	6,054	—
Other proceeds (payments) from financing activities	Note 20	1,581	(3,068)	(21,666)
Payments to acquire own shares	Note 12	(4,691)	(2,428)	—
Interest paid		(12,550)	(26,192)	(42,207)
Net cash provided by/ (used in) financing activities		3,464	(175,508)	(282,147)
Total net (decrease) increase in cash and cash equivalents		(18,204)	813	(185,581)
Beginning balance of cash and cash equivalents		133,271	137,649	322,943
Foreign exchange gains (losses) on cash and cash equivalents		7,920	(5,191)	287
Ending balance of cash and cash equivalents		122,987	133,271	137,649
Restricted cash and cash equivalents		175	298	1,179
Cash and cash equivalents		122,812	132,973	136,470
Ending balance of cash and cash equivalents		122,987	133,271	137,649

The accompanying notes and Appendix I are an integral part of the consolidated financial statements

Ferroglobe PLC and Subsidiaries

Notes to the consolidated financial statements for the years ended

December 31, 2025, 2024 and 2023

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

Ferroglobe PLC (the “Parent Company” or “the Parent”) is a public limited company that was incorporated in the United Kingdom on February 5, 2015 (formerly named ‘Velonewco Limited’). The Parent’s registered office is The Scalpel, 18th Floor, 52 Lime Street, London United Kingdom EC3M 7AF.

2.    Organization and Subsidiaries

Ferroglobe has a diversified production base consisting of production facilities across North America, Europe, South America, South Africa and Asia.

The subsidiaries of Ferroglobe PLC as of December 31, 2025 and 2024, classified by reporting segments, were as follows:

2025 Subsidiaries

	Percentage of Ownership
	Direct	Total	Reporting Segment	Registered
ARL Services, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Core Metals Group Holdings, LLC	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
Cuarzos Industriales de Venezuela, S.A.	—	100.0	Other segments	Venezuela
Ferroatlántica de México, S.A. de C.V.	—	99.9	Other segments	Nueva León - Mexico
Ferroatlántica de Venezuela (FerroVen), S.A.	—	99.9	Other segments	Venezuela
Ferroatlántica do Brasil Mineraçao Ltda.	—	70.0	Other segments	Brazil
Ferroglobe Advanced Materials, S.L.	—	100.0	Other segments	Spain
Ferroglobe Argentina, S.R.L	—	100.0	Other segments	Argentina
Ferroglobe Canada ULC	—	100.0	North America – Silicon Metal	Canada
Ferroglobe Corporate Services, S.L.U.	—	100.0	Other segments	Madrid - Spain
Ferroglobe Cuarzos Industriales Mining, S.A.U.	—	100.0	Europe – Silicon Metal and Alloys	A Coruña - Spain
Ferroglobe de Participaciones, S.L.U.	—	100.0	Other segments	Madrid - Spain
Ferroglobe Finance Company, PLC	—	100.0	Other segments	United Kingdom
Ferroglobe France SAS	—	100.0	Europe – Silicon Metal and Alloys	France
Ferroglobe Germany GmbH	—	100.0	Other segments	Germany
Ferroglobe Holding Company, LTD	100	100.0	Other segments	United Kingdom
Ferroglobe Innovation, S.L.	—	100.0	Other segments	Spain
Ferroglobe Mangan Norge A.S.	—	100.0	Europe – Manganese	Norway
Ferroglobe Manganese France S.A.S.	—	100.0	Europe – Manganese	France
Ferroglobe Monzón, S.L.	—	99.9	Europe – Manganese	Madrid - Spain
Ferroglobe Netherlands, B.V.	—	100.0	Other segments	Netherlands
Ferroglobe RAMSA Mining, S.A.	—	100.0	Europe – Silicon Metal and Alloys	A Coruña - Spain
Ferroglobe South Africa (Pty) Ltd	—	100.0 (*)	South Africa – Silicon Metal and Alloys	Polokwane - South Africa
Ferroglobe Spain Metals, S.A.U.	—	100.0	Europe – Manganese and Silicon Metal	Madrid - Spain
Ferroglobe U.S.A Alloys I, Inc	—	100.0	North America – Silicon Metal	Delaware - U.S.A
Ferroglobe U.S.A Alloys II, Inc	—	100.0	North America – Silicon Metal	Delaware - U.S.A
Ferroglobe U.S.A ARLR, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A BG, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A Bridgeport, LLC	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
Ferroglobe U.S.A ECPI, Inc.	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
Ferroglobe U.S.A Financial, Inc.	—	100.0	Other segments	Delaware - U.S.A
Ferroglobe U.S.A GBG Financial, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A LF Resources, Inc	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A LFR, Inc	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A Metallurgical, Inc	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A Metals, LLC	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
Ferroglobe U.S.A Mining Sales, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A Mining Services, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A Mining, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A MPM, LLC	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
Ferroglobe U.S.A Quartz, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A Sales, Inc.	—	100.0	North America – Silicon Metal	Delaware - U.S.A
Ferroglobe U.S.A, Inc	—	100.0	Other segments	Delaware - U.S.A
Ferroglobe USA Silica Fume Sales, Inc.	—	100.0	North America – Silicon Metal and Alloys	Florida - U.S.A
FerroManganese Mauritania S.A.R.L.	—	90.0	Other segments	Mauritania
Ferroquartz Holdings, Ltd. (Hong Kong)	—	100.0	Other segments	Hong Kong
FerroQuartz Mauritania S.A.R.L.	—	90.0	Other segments	Mauritania
Ferrosolar R&D S.L.	—	50.0	Other segments	Spain
FerroTambao, S.A.R.L.	—	90.0	Other segments	Burkina Faso
GBG Holdings, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Globe Metals Enterprises, Inc.	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
GSM Enterprises Holdings, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
GSM Enterprises, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Huntie (Ningxia) New Material Tech Co. Ltd.	—	98.0	Other segments	China
Kintuck (France) S.A.S.	—	100.0	Europe – Manganese	France
Kintuck A.S.	—	100.0	Europe – Manganese	Norway
Mangshi FerroAtlántica Mining Industry Service Company Limited	—	100.0	Other segments	Mangshi, Dehong -Yunnan -China
Quebec Silicon General Partner	—	51.0	North America – Silicon Metal	Canada
Quebec Silicon Limited Partnership	—	51.0	North America – Silicon Metal	Canada
Rebone Mining (Pty.), Ltd.	—	74.0	South Africa – Silicon Metal and Alloys	Polokwane - South Africa
Silicon Technology (Pty.), Ltd.	—	100.0	South Africa – Silicon Metal and Alloys	South Africa
Solsil, Inc.	—	92.4	Other segments	Delaware - U.S.A
Thaba Chueu Mining (Pty.), Ltd.	—	74.0	South Africa – Silicon Metal and Alloys	Polokwane - South Africa
Ultracore Energy S.A.	—	100.0	Other segments	Argentina
West Virginia Alloys, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
WVA Manufacturing, LLC	—	51.0	North America – Silicon Metal	Delaware - U.S.A

(*) 26% of the ownership of the ordinary shares of Ferroglobe South Africa (Pty) Ltd. is held by a limited partnership fund (The Palamo Mining Investment Fund No.1 LLP ), while 100% of preferred shares are fully retained by Group entity Ferroglobe Spain, S.A.U.

2024 Subsidiaries

	Percentage of Ownership
	Direct	Total	Reporting Segment	Registered
ARL Services, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Core Metals Group Holdings, LLC	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
Cuarzos Industriales de Venezuela, S.A.	—	100.0	Other segments	Venezuela
Ferroatlántica de México, S.A. de C.V.	—	99.9	Other segments	Nueva León - Mexico
Ferroatlántica de Venezuela (FerroVen), S.A.	—	99.9	Other segments	Venezuela
Ferroatlántica do Brasil Mineraçao Ltda.	—	70.0	Other segments	Brazil
Ferroglobe Advanced Materials II, S.L.	—	100.0	Other segments	Spain
Ferroglobe Advanced Materials, S.L.	—	100.0	Other segments	Spain
Ferroglobe Argentina, S.R.L	—	100.0	Other segments	Argentina
Ferroglobe Canada ULC	—	100.0	North America – Silicon Metal	Canada
Ferroglobe Corporate Services, S.L.U.	—	100.0	Other segments	Madrid - Spain
Ferroglobe Cuarzos Industriales Mining, S.A.U.	—	100.0	Europe – Silicon Metal and Alloys	A Coruña - Spain
Ferroglobe de Participaciones, S.L.U.	—	100.0	Other segments	Madrid - Spain
Ferroglobe Finance Company, PLC	—	100.0	Other segments	United Kingdom
Ferroglobe France SAS	—	100.0	Europe – Silicon Metal and Alloys	France
Ferroglobe Germany GmbH	—	100.0	Other segments	Germany
Ferroglobe Holding Company, LTD	100	100.0	Other segments	United Kingdom
Ferroglobe Innovation, S.L.	—	100.0	Other segments	Spain
Ferroglobe Mangan Norge A.S.	—	100.0	Europe – Manganese	Norway
Ferroglobe Manganese France S.A.S.	—	100.0	Europe – Manganese	France
Ferroglobe Monzón, S.L.	—	99.9	Europe – Manganese	Madrid - Spain
Ferroglobe Netherlands, B.V.	—	100.0	Other segments	Netherlands
Ferroglobe RAMSA Mining, S.A.	—	100.0	Europe – Silicon Metal and Alloys	A Coruña - Spain
Ferroglobe South Africa (Pty) Ltd	—	100.0 (*)	South Africa – Silicon Metal and Alloys	Polokwane - South Africa
Ferroglobe Spain Metals, S.A.U.	—	100.0	Europe – Manganese and Silicon Metal	Madrid - Spain
Ferroglobe U.S.A Alloys I, Inc	—	100.0	North America – Silicon Metal	Delaware - U.S.A
Ferroglobe U.S.A Alloys II, Inc	—	100.0	North America – Silicon Metal	Delaware - U.S.A
Ferroglobe U.S.A ARLR, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A BG, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A Bridgeport, LLC	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
Ferroglobe U.S.A ECPI, Inc.	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
Ferroglobe U.S.A Financial, Inc.	—	100.0	Other segments	Delaware - U.S.A
Ferroglobe U.S.A GBG Financial, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A LF Resources, Inc	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A LFR, Inc	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A Metallurgical, Inc	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A Metals, LLC	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
Ferroglobe U.S.A Mining Sales, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A Mining Services, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A Mining, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A MPM, LLC	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
Ferroglobe U.S.A Quartz, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A Sales, Inc.	—	100.0	North America – Silicon Metal	Delaware - U.S.A
Ferroglobe U.S.A, Inc	—	100.0	Other segments	Delaware - U.S.A
Ferroglobe USA Silica Fume Sales, Inc.	—	100.0	North America – Silicon Metal and Alloys	Florida - U.S.A
FerroManganese Mauritania S.A.R.L.	—	90.0	Other segments	Mauritania
Ferroquartz Holdings, Ltd. (Hong Kong)	—	100.0	Other segments	Hong Kong
FerroQuartz Mauritania S.A.R.L.	—	90.0	Other segments	Mauritania
Ferrosolar R&D S.L.	—	50.0	Other segments	Spain
FerroTambao, S.A.R.L.	—	90.0	Other segments	Burkina Faso
GBG Holdings, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Globe Metals Enterprises, Inc.	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
GSM Enterprises Holdings, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
GSM Enterprises, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Huntie (Ningxia) New Material Tech Co. Ltd.	—	98.0	Other segments	China
Kintuck (France) S.A.S.	—	100.0	Europe – Manganese	France
Kintuck A.S.	—	100.0	Europe – Manganese	Norway
Mangshi FerroAtlántica Mining Industry Service Company Limited	—	100.0	Other segments	Mangshi, Dehong -Yunnan -China
Quebec Silicon General Partner	—	51.0	North America – Silicon Metal	Canada
Quebec Silicon Limited Partnership	—	51.0	North America – Silicon Metal	Canada
Rebone Mining (Pty.), Ltd.	—	74.0	South Africa – Silicon Metal and Alloys	Polokwane - South Africa
Silicon Technology (Pty.), Ltd.	—	100.0	South Africa – Silicon Metal and Alloys	South Africa
Solsil, Inc.	—	92.4	Other segments	Delaware - U.S.A
Thaba Chueu Mining (Pty.), Ltd.	—	74.0	South Africa – Silicon Metal and Alloys	Polokwane - South Africa
Ultracore Energy S.A.	—	100.0	Other segments	Argentina
West Virginia Alloys, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
WVA Manufacturing, LLC	—	51.0	North America – Silicon Metal	Delaware - U.S.A

(*) 26% of the ownership of the ordinary shares of Ferroglobe South Africa (Pty) Ltd. is held by a limited partnership fund (The Palamo Mining Investment Fund No.1 LLP ), while 100% of preferred shares are fully retained by Group entity Ferroglobe Spain, S.A.U.

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

3.    Basis of presentation

3.1 Basis of presentation

Statement of compliance

The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements were approved for issue by the Board of Directors on March 24, 2026.

All accounting policies and measurement bases with effect on the consolidated financial statements were applied in their preparation.

The information set out in these consolidated financial statements does not constitute the Company’s statutory accounts for the years ended December 31, 2025 and 2024, respectively. The accounts for 2024 have been reported on by the Company’s statutory auditors: their reports were unqualified and did not contain a statement under Section 498(2) or (3) of the UK Companies Act 2006. The accounts for 2024 have been delivered to the UK Registrar of Companies and those for 2025 will be delivered in due course.

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

3.2 Accounting policies, new standards, interpretations and amendments adopted by the Company and issued but not yet adopted by the Company

There are no new IFRS standards, amendments or interpretations that are mandatory as of January 1, 2025 that are materially relevant to the Company. Additionally, the Company has not adopted any standard, interpretation or amendment that has been issued but is not yet effective.

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

Certain estimates, assumptions and judgments that were made by management in the preparation of these consolidated financial statements, include:

●	the impairment analysis on property, plant and equipment, including the assumptions used to determine estimated recoverable amount, determined by value in use or by fair value less cost of disposal methods, see Note 6 and Note 8;
●	the carrying value of our EDF CPI contract, including the assumptions used to determine its fair value, see Note 21.

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

Intangible assets with finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses, if any. Amortization is recognized on a straight-line basis over an asset’s estimated useful life. The estimated useful life and amortization method are reviewed at each balance sheet date, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets that are not subject to amortization are reviewed for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

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

4.9 Raw materials and energy consumption for production

Raw materials and energy consumption for production comprise the cost of raw materials, energy, changes in the fair value of energy derivative instruments not designated as hedging instruments, other direct costs, inventory write-downs and changes in inventory.

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

As discussed in Note 31, certain of the Company´s credit agreements restrict the transfer of assets in the form of loans or dividends to affiliates. The amount of cash and cash equivalents in subsidiaries subject to such restrictions amounted to $37,129 thousand as of December 31, 2025 ($97,370 thousand as of December 31, 2024) and is not presented as Restricted cash and cash equivalents in the consolidated balance sheet because it can be withdrawn or used except for transfers to affiliates.

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

Payment terms for each customer are dependent on the agreed upon contractual payment terms. Payment terms are typically between 0 and 60 days and do not include significant financing components.

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

The consolidated income statements as of December 31, 2025, 2024 and 2023, respectively, by reportable segment, are as follows:

	2025
	North America	North America	Europe	Europe	Europe	South Africa	South Africa		Adjustments/
	Silicon Metal	Silicon Alloys	Manganese	Silicon Metal	Silicon Alloys	Silicon Metal	Silicon Alloys	Other segments	Eliminations (*)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Sales	284,395	265,833	363,929	220,946	149,516	7,844	79,524	30,148	(67,014)	1,335,121
Sales to third parties	284,272	265,248	350,547	210,037	144,965	5,417	62,576	12,059		1,335,121
Intercompany sales	123	585	13,382	10,909	4,551	2,427	16,948	18,089	(67,014)	—
Raw materials	(147,940)	(111,876)	(242,845)	(133,868)	(127,870)	(11,919)	(45,512)	(14,601)	67,074	(769,357)
Energy consumption for production	(60,067)	(33,948)	(37,372)	1,793	(7,674)	(1,441)	(22,759)	(2,706)	—	(164,174)
Other operating income	9,148	701	29,934	37,671	8,048	13	98	41,711	(44,489)	82,835
Staff costs	(58,049)	(43,747)	(33,649)	(61,850)	(27,931)	(1,938)	(11,213)	(32,272)	—	(270,649)
Other operating expense	(33,706)	(32,438)	(91,745)	(61,055)	(24,139)	(1,821)	(3,470)	(41,954)	44,429	(245,899)
Depreciation and amortization charges	(33,200)	(16,730)	(4,637)	(13,297)	(5,672)	(54)	(4,995)	(6,366)	—	(84,951)
Impairment (loss) gain	(11,259)	—	(7,691)	—	1,834	(372)	—	—	—	(17,488)
Other (loss) gain	(281)	(296)	—	8	12	162	1,401	99	—	1,105
Operating (loss) profit	(50,959)	27,499	(24,076)	(9,652)	(33,876)	(9,526)	(6,926)	(25,941)	—	(133,457)

(*) The amounts correspond to transactions between segments that are eliminated in the consolidation process.

	2024
	North America	North America	Europe	Europe	Europe	South Africa	South Africa		Adjustments/
	Silicon Metal	Silicon Alloys	Manganese	Silicon Metal	Silicon Alloys	Silicon Metal	Silicon Alloys	Other segments	Eliminations (*)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Sales	386,429	279,806	367,498	393,278	181,702	67,944	91,021	43,001	(166,740)	1,643,939
Sales to third parties	365,429	240,352	350,646	374,373	172,148	51,856	71,581	17,554		1,643,939
Intercompany sales	21,000	39,454	16,852	18,905	9,554	16,088	19,440	25,447	(166,740)
Raw materials	(196,522)	(134,153)	(230,727)	(210,391)	(147,642)	(37,452)	(41,599)	(25,133)	167,797	(855,822)
Energy consumption for production	(71,025)	(29,051)	(21,924)	4,373	7,699	(22,786)	(34,820)	(3,774)	—	(171,308)
Other operating income	10,987	134	24,902	46,241	5,967	65	83	44,978	(48,979)	84,378
Staff costs	(57,992)	(43,342)	(31,355)	(71,647)	(23,613)	(6,270)	(9,978)	(35,667)	—	(279,864)
Other operating expense	(34,497)	(29,340)	(77,607)	(84,209)	(24,284)	(7,502)	(5,394)	(50,271)	47,922	(265,182)
Depreciation and amortization charges	(25,632)	(17,209)	(6,550)	(11,458)	(3,692)	(2,863)	(4,622)	(3,437)	—	(75,463)
Impairment (loss) gain	(17,962)	—	(2,629)	—	(3,646)	(12,953)	—	(5,862)	—	(43,052)
Other (loss) gain	(892)	(43)	—	155	68	—	(6)	1,273	—	555
Operating (loss) profit	(7,106)	26,802	21,608	66,342	(7,441)	(21,817)	(5,315)	(34,892)	—	38,181

(*) The amounts correspond to transactions between segments that are eliminated in the consolidation process.

	2023
	North America	North America	Europe	Europe	Europe	South Africa	South Africa		Adjustments/
	Silicon Metal	Silicon Alloys	Manganese	Silicon Metal	Silicon Alloys	Silicon Metal	Silicon Alloys	Other segments	Eliminations (*)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Sales	505,472	283,180	277,508	307,230	216,465	50,071	109,684	54,921	(154,497)	1,650,034
Sales to third parties	465,647	251,936	274,223	297,206	209,627	45,320	68,813	37,262		1,650,034
Intercompany sales	39,825	31,244	3,285	10,024	6,838	4,751	40,871	17,659	(154,497)
Raw materials	(240,482)	(137,307)	(226,463)	(206,727)	(160,780)	(16,401)	(45,491)	(30,391)	156,105	(907,937)
Energy consumption for production	(72,680)	(27,886)	42,624	103,423	52,371	(27,602)	(36,710)	(4,889)	—	28,651
Other operating income	6,605	3,896	36,628	40,321	21,149	594	(142)	50,655	(58,714)	100,992
Staff costs	(67,160)	(37,744)	(28,326)	(79,114)	(42,069)	(5,007)	(10,412)	(36,027)	—	(305,859)
Other operating expense	(44,304)	(26,840)	(69,897)	(71,632)	(44,132)	(11,223)	(10,718)	(48,309)	56,965	(270,090)
Depreciation and amortization charges	(32,313)	(15,183)	(7,835)	(6,325)	(3,005)	(1,840)	(4,056)	(2,975)	—	(73,532)
Impairment (loss) gain	(21,008)	—	(1,571)	—	(3,619)	478	—	430	—	(25,290)
Other (loss) gain	(71)	(115)	1	79	47	—	—	30	—	(29)
Operating (loss) profit	34,059	42,001	22,669	87,255	36,427	(10,930)	2,155	(16,555)	(141)	196,940

(*) The amounts correspond to transactions between segments that are eliminated in the consolidation process.

Other disclosures

Sales by product line

Sales by major product line are as follows:

	Year Ended December 31,
	2025	2024	2023
	US$'000	US$'000	US$'000
Silicon metal	430,155	726,650	722,226
Manganese-based alloys	357,724	332,845	259,197
Ferrosilicon	282,560	272,386	330,946
Other silicon-based alloys	115,823	131,744	159,441
Silica fume	27,705	31,323	33,804
Other	121,154	148,991	144,420
Total	1,335,121	1,643,939	1,650,034

Information about major customers

Total sales of $599,501 thousand, $921,029 thousand, and $1,322,724 thousand were attributable to the Company’s top 10 customers in 2025, 2024, and 2023, respectively. During 2025, 2024, and 2023, sales corresponding to its largest customer, Dow Silicones Corporation, represented 12.3%, 16.8% and 17.0%, respectively of the Company’s sales. Sales to Dow Silicones Corporation are included partially in the North America – Silicon Metal segment and partially in the Europe - Silicon Metal segment. Trade receivables from Dow Silicones Corporation as of December 31, 2025 and 2024 are $21,663 thousand and $28,109 thousand, respectively.

Non-current assets by geographical area

Non-current assets, other than financial instruments, deferred tax assets, post-employment benefit assets and rights arising under insurance contracts, by geographical area are as follows:

	Year ended December 31,
	2025	2024
	US$´000	US$´000
United Kingdom	206	338
United States of America	212,143	241,325
Europe
Spain	130,195	132,385
France	174,536	131,479
Other European Countries	14,719	7,968
Total non-current assets in Europe	319,450	271,832
Rest of the World	123,232	115,024
Total	655,031	628,519

6.    Goodwill

Changes in the carrying amount of goodwill during the years ended December 31, 2025 and 2024, are as follows:

	U.S. Silicon Metal CGU	U.S. Silicon Based Alloys CGU	Total
	US$'000	US$'000	US$'000
Acquisition cost:
Balance at January 1, 2024	17,230	12,472	29,702
Additions	—	—	—
Balance at December 31, 2024	17,230	12,472	29,702
Additions	—	—	—
Balance at December 31, 2025	17,230	12,472	29,702

Impairment (Note 27.8):
Balance at January 1, 2024	—	—	—
Additions	(15,483)	—	(15,483)
Balance at December 31, 2024	(15,483)	—	(15,483)
Additions	(1,747)	—	(1,747)
Balance at December 31, 2025	(17,230)	—	(17,230)

Carrying amount at December 31, 2025	—	12,472	12,472

For the years ended December 31, 2025 and 2024, in connection with our annual goodwill impairment test, the Company recorded an impairment charge of $1,747 thousand and $15,483 thousand, respectively, in our U.S Silicon Metal CGU group.

Goodwill is allocated to its respective groups of CGUs and tested annually for impairment. The Company has determined that the lowest level within the Company that goodwill is monitored for internal management purposes comprises two groups of CGUs, which include four individual CGUs. In accordance with the requirements of IAS 36, an impairment loss is recorded when the recoverable amount is below the carrying amount of the net assets of a CGU or group of CGUs (including the goodwill allocated to it). A CGU’s or group of CGU’s recoverable amount is the higher of its fair value less costs of disposal and its value in use. As of December 31, 2025 and 2024, the recoverable amount for all groups of cash-generating units to which goodwill has been allocated has been determined based on value in use.

Of the individual CGUs which comprise the U.S. Silicon Metal CGU group, the Company’s Beverly facility has limited operations allocated to it, which were not sufficient on their own to support the recoverability of the remaining goodwill after prior impairments for goodwill associated with our Alloy facility in 2024 and our Selma facility in 2023. See more details in Note 8.

Key assumptions used in the determination of recoverable value

Ferroglobe operates in a cyclical market, and silicon and silicon-based alloy index pricing and foreign import pressure into the U.S. markets impact the future projected cash flows used in our impairment analysis. Our approach in determining the recoverable amount uses a discounted cash flow methodology, which necessarily involves making numerous estimates and assumptions of which the key assumptions used for estimating cash flow projections are the discount rate, the long-term growth rate and forecasted EBITDA margins for the subsequent five-year period (2026-2030) and perpetuity beyond the final year.

Management makes estimates, assumptions and judgements on uncertain matters. For each group of cash-generating units to which goodwill has been allocated, the value in use is determined based on economic assumptions and forecasted operating conditions as follows:

	2025	2024
U.S. Silicon Metals	U.S.	U.S.
Pre-tax discount rate	17.9%	13.9%
Long-term growth rate	2.2%	2.3%
Forecasted EBITDA margins	(3%)-35%	(2%)-26%

	2025	2024
U.S. Silicon Based Alloys	U.S.	U.S.
Pre-tax discount rate	13.4%	13.9%
Long-term growth rate	2.2%	2.3%
Forecasted EBITDA margins	6%-34%	5%-32%

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

Sensitivity to changes in assumptions

Changing management’s assumptions could affect the evaluation of the value in use of our groups of cash-generating units and, therefore, the impairment result. For the years ended December 31, 2025, 2024 and 2023, the Company recorded impairment losses of $1,747 thousand, $15,483 thousand and nil, respectively, in our U.S. Silicon Metal CGU group and as of December 31, 2025 the Company retained $7,144 thousand of headroom between the carrying value of our U.S. Silicon based Alloys CGU group including goodwill and its recoverable value.

The sensitivity analysis revealed that no reasonably possible changes in any of the key assumptions would result in a material adjustment in the carrying amount of our U.S. Silicon Metal CGU group or our U.S. Silicon Based Alloys CGU group as of December 31, 2025.

7.    Intangible assets

Changes in the carrying amount of intangible assets during the years ended December 31 are as follows:

	For the year ended 31 December 2025
					Greenhouse	Other
	Development	Power Supply		Computer	gasses	Intangible
	Expenditure	Agreements	Rights of Use	Software	(Co2)	Assets	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Acquisition cost:
Balance at January 1, 2025	51,221	37,836	13,105	12,757	90,563	6,910	212,392
Additions	972	—	—	1,209	89,022	—	91,203
Disposals	(40,317)	—	—	(196)	(73,050)	(3,493)	(117,056)
Transfers from/(to) other accounts	542	—	—	—	—	—	542
Exchange differences	6,573	—	315	1,147	11,248	634	19,917
Balance at December 31, 2025	18,991	37,836	13,420	14,917	117,783	4,051	206,998

Accumulated depreciation (Note 27.6):
Balance at January 1, 2025	(34,424)	(37,836)	(11,996)	(5,014)	—	(4,800)	(94,070)
Depreciation and amortization for the period	(706)	—	—	(1,210)	—	—	(1,916)
Disposals	32,148	—	—	73	—	2,249	34,470
Transfers from/(to) other accounts	15	—	—	—	—	6	21
Exchange differences	(4,366)	—	(315)	(159)	—	(361)	(5,201)
Balance at December 31, 2025	(7,333)	(37,836)	(12,311)	(6,310)	—	(2,906)	(66,696)

Impairment (Note 27.8):
Balance at January 1, 2025	(13,008)	—	(1,109)	—	—	(1,110)	(15,227)
Impairment losses for the period	—	—	—	—	—	—	—
Disposals	8,169	—	—			1,244	9,413
Transfers from/(to) other accounts	—	—	—			—	—
Exchange differences	(1,672)	—	—	—	—	(134)	(1,806)
Balance at December 31, 2025	(6,511)	—	(1,109)	—	—	—	(7,620)

Carrying amount at December 31, 2025	5,147	—	—	8,607	117,783	1,145	132,682

	For the year ended 31 December 2024
					Greenhouse	Other
	Development	Power Supply		Computer	gasses	Intangible
	Expenditure	Agreements	Rights of Use	Software	(CO2)	Assets	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Acquisition cost:
Balance at January 1, 2024	53,590	37,836	13,329	10,396	128,176	7,380	250,707
Additions	664	—	—	2,750	60,326	—	63,740
Disposals	—	—	—	—	(90,112)	—	(90,112)
Transfers from/(to) other accounts	328	—	(31)	—	—	(297)	—
Exchange differences	(3,361)	—	(193)	(389)	(7,827)	(173)	(11,943)
Balance at December 31, 2024	51,221	37,836	13,105	12,757	90,563	6,910	212,392

Accumulated depreciation (Note 27.6):
Balance at January 1, 2024	(36,353)	(37,836)	(12,142)	(5,076)	—	(4,679)	(96,086)
Depreciation and amortization for the period	(229)	—	—	(27)	—	(218)	(474)
Exchange differences	2,158	—	146	89	—	97	2,490
Balance at December 31, 2024	(34,424)	(37,836)	(11,996)	(5,014)	—	(4,800)	(94,070)

Impairment (Note 27.8):
Balance at January 1, 2024	(13,991)	—	(1,187)	—	—	(1,098)	(16,276)
Impairment losses for the period	—	—	—	—	—	—	—
Exchange differences	983	—	78	—	—	(12)	1,049
Balance at December 31, 2024	(13,008)	—	(1,109)	—	—	(1,110)	(15,227)

Carrying amount at December 31, 2024	3,789	—	—	7,743	90,563	1,000	103,095

Development expenditures: For the years ended December 31, 2025 and 2024, the Company invested $972 thousand and $664 thousand, respectively, in Research and Development (R&D) projects. For the year ended December 31, 2025, the Company recorded disposals of certain capitalized development assets related to R&D projects, which were fully impaired in prior periods.

Computer software: For the years ended December 31, 2025 and 2024, the Company invested $1,209 thousand and $2,750 thousand, respectively, in the development of new IT systems and cybersecurity.

Greenhouse gas rights: As of December 31, 2025 and 2024, greenhouse gas rights primarily relate to the acquisition, use and expiration of rights held to emit greenhouse gasses by certain European and Canadian subsidiaries (see Note 4.21). For the year ended December 31, 2025 and 2024, the Company did not purchase or sell rights to emit greenhouse gasses, respectively. The additions relate to allowances granted.

As of December 31, 2024, the Company had certain intangible assets related to rights held to emit greenhouse gasses pledged as collateral for other financial liabilities. As of December 31, 2025 these intangible assets were no longer pledged, as the related, underlying financial liability was fully repaid during the year (see Note 20).

8.    Property, plant and equipment

Property, plant and equipment, net of the related accumulated depreciation and impairment, as of December 31, 2025 and 2024 is as follows:

	For the year ended December 31, 2025
				Property, Plant		Other Items of	Other Items	Other Items
			Other Fixtures,	and Equipment		Property,	of Leased	of Leased
	Land and	Plant and	Tools and	in the Course of	Mineral	Plant and	Land and	Plant and
	Buildings	Machinery	Furniture	Construction	Reserves	Equipment	Buildings	machinery	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Acquisition cost:
Balance at January 1, 2025	226,048	1,214,411	17,477	66,032	69,714	29,712	28,436	51,524	1,703,354
Additions	38	545	521	66,987	—	516	7,173	7,635	83,415
Disposals and other	(2,116)	(47,295)	(775)	(57)	—	(37)	(3,562)	(4,727)	(58,569)
Transfers from/(to) other accounts	2,032	75,586	289	(78,529)	(3,377)	3,357	—	—	(642)
Exchange differences	22,841	93,792	2,177	5,333	365	1,247	2,812	4,065	132,632
Balance at December 31, 2025	248,843	1,337,039	19,689	59,766	66,702	34,795	34,859	58,497	1,860,190

Accumulated depreciation (Note 27.6):
Balance at January 1, 2025	(133,167)	(801,564)	(5,993)	—	(3,051)	(10,146)	(14,082)	(32,204)	(1,000,207)
Depreciation and amortization for the period	(2,934)	(68,832)	(273)	—	(525)	(166)	(2,633)	(7,672)	(83,035)
Disposals and other	2,116	33,455	255	—	—	37	3,562	4,097	43,522
Transfers from/(to) other accounts	64	195	(68)	—	—	—	—	(111)	80
Exchange differences	(11,768)	(70,610)	(724)	—	—	(1,068)	(1,304)	(2,608)	(88,082)
Balance at December 31, 2025	(145,689)	(907,356)	(6,803)	—	(3,576)	(11,343)	(14,457)	(38,498)	(1,127,722)

Impairment (Note 27.8):
Balance at January 1, 2025	(34,319)	(136,491)	(2,928)	(22,070)	—	(18,536)	(827)	(781)	(215,951)
Impairment gain (losses) for the period	(6,460)	(13,547)	(830)	(6,680)	—	—	—	(385)	(27,902)
Disposals and other	—	14,078	384	—	—	—	—	630	15,092
Transfers from/(to) other accounts	—	(19,011)	—	19,011	—	—	—	—	—
Exchange differences	(2,104)	(12,054)	(402)	(2,400)	—	(6)	—	(63)	(17,029)
Balance at December 31, 2025	(42,883)	(167,025)	(3,776)	(12,139)	—	(18,542)	(827)	(599)	(245,790)

Carrying amount at December 31, 2025	60,271	262,658	9,110	47,627	63,126	4,910	19,575	19,401	486,678

	For the year ended 31 December 2024
				Property, Plant		Other Items of	Other Items	Other Items
			Other Fixtures,	and Equipment		Property,	of Leased	of Leased
	Land and	Plant and	Tools and	in the Course of	Mineral	Plant and	Land and	Plant and
	Buildings	Machinery	Furniture	Construction	Reserves	Equipment	Buildings	machinery	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Acquisition cost:
Balance at January 1, 2024	181,037	1,197,462	7,205	145,206	67,091	33,706	26,071	41,314	1,699,092
Additions	65	3,415	5,693	76,097	—	150	3,850	13,201	102,471
Disposals and other	(97)	(28,173)	(993)	—	—	—	(267)	(4,579)	(34,109)
Transfers from/(to) other accounts	51,924	87,623	6,369	(148,021)	2,700	(3,813)	—	3,218	—
Exchange differences	(6,881)	(45,916)	(797)	(7,250)	(77)	(331)	(1,218)	(1,630)	(64,100)
Balance at December 31, 2025	226,048	1,214,411	17,477	66,032	69,714	29,712	28,436	51,524	1,703,354

Accumulated depreciation (Note 27.6):
Balance at January 1, 2024	(119,009)	(821,272)	(1,149)	—	(2,840)	(10,317)	(12,296)	(30,244)	(997,127)
Depreciation and amortization for the period	(3,003)	(60,411)	(389)	—	(211)	(182)	(2,582)	(8,211)	(74,989)
Disposals and other	101	25,847	165	—	—	—	267	4,579	30,959
Transfers from/(to) other accounts	(15,742)	20,285	(4,981)	—	—	—	—	438	—
Exchange differences	4,486	33,987	361	—	—	353	529	1,234	40,950
Balance at December 31, 2024	(133,167)	(801,564)	(5,993)	—	(3,051)	(10,146)	(14,082)	(32,204)	(1,000,207)

Impairment (Note 27.8):
Balance at January 1, 2024	(22,680)	(77,617)	(2,752)	(78,150)	—	(18,542)	(827)	—	(200,568)
Impairment gain (losses) for the period	(888)	(18,105)	(1,352)	(3,784)	—	—	—	(811)	(24,940)
Disposals and other	—	1,342	—	—	—	—	—	—	1,342
Transfers from/(to) other accounts	(11,166)	(45,529)	877	55,817	—	—	—	—	—
Exchange differences	415	3,418	299	4,047	—	6	—	30	8,215
Balance at December 31, 2024	(34,319)	(136,491)	(2,928)	(22,070)	—	(18,536)	(827)	(781)	(215,951)

Carrying amount at December 31, 2024	58,562	276,356	8,556	43,962	66,663	1,030	13,527	18,539	487,196

For the years ended December 31, 2025 and 2024, the Company invested $83,415 thousand and $102,471 thousand in its property, plant equipment, respectively. This was predominantly led by investments in assets in the course of construction. For the years ended December 31, 2025 and 2024, the Company invested $66,987 thousand and $76,097 thousand in capital expenditure, respectively, focused on productivity and efficiency improvements.

Impairment considerations:

The Company defines its CGUs for impairment testing of its property, plant and equipment to be at the individual plant or mine level. The Company deems this level to be the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflow from other assets or groups of assets. As of December 31, 2025 and 2024, all cash-generating units were assessed for indicators of potential impairment.

As of December 31, 2025, the Company identified impairment indicators for our Puertollano, Alloy, Pierrefitte and Boo CGUs, which had a reasonably possible risk of impairment to be recorded or reversed.

We engaged valuation specialists to determine the recoverable amount of our Puertollano CGU, with a carrying value of $22,538 thousand inclusive of the real estate and industrial products using the fair value less costs to dispose methodology. The Company determined based on the operational plan for Puertollano as of December 31, 2025, that the fair value less costs of disposal method yielded a higher recoverable value than a value in use calculation due to the limited forecasted production in the upcoming 5-year forecasted period. The Company determines the valuation of these assets to fall within Level 2 of the fair value hierarchy due to the other-than-quoted observable inputs used in the valuation.

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

The recoverable value of the real estate and industrial products was determined to be $26,858 thousand, which is greater than their carrying value considering their current state and projected use. The Company did not record any impairment reversal given the IAS 36 requirements do not permit reversal for individual assets within the CGU which does not have accumulated impairment losses recorded against them.

For our Alloy CGU, the Company engaged valuation specialists to determine the recoverable amount with a pre-impairment carrying value of $53,704 thousand inclusive of property, plant and equipment using the fair value less costs to dispose methodology. The Company determined based on the operational plan for Alloy as of December 31, 2025, that the fair value less costs of disposal method yielded a higher recoverable value than a value in use calculation due to the structure of the partnership in which Dow receives approximately 49% of the output at cost plus pricing, which is lower than what a market participant could achieve by selling the product in the market place in the forecast years. The Company determines the valuation of these assets to fall within Level 2 of the fair value hierarchy due to the other-than-quoted observable inputs used in the valuation.

In determining the recoverable amount of the Alloy CGU, the Company performed an income-based valuation approach. As part of this analysis, management evaluated the assumptions that a market participant would apply in assessing the future economic benefits of the assets, including expected production levels, operating margins, and required returns. Key inputs such as long-term growth rates and terminal value assumptions were benchmarked against observable market data and industry forecasts to validate their reasonableness. This process incorporated cross-checks against external market indicators and independent valuation specialist input to ensure that the resulting recoverable amount reflected market participant expectations and appropriately captured the long-term cash-generating potential of the assets.

The recoverable amount of the CGU was determined to be $44,192 thousand (under the FVLCD methodology), which is less than its carrying amount. The Company therefore recorded an impairment loss associated with this CGU of $9,512 thousand as of December 31, 2025, which was primarily due to the permanent idling of two furnaces.

Significant assumptions used to estimate the fair value less cost of disposal of the Alloy CGU were as follows:

	Post-Tax	Long-Term	EBITDA
	Discount Rate	Growth Rate	Margin[1]
CGU
Alloy	10.27%	2.21%	(10.8%)-31.9%

(1) EBITDA Margin is determined as EBITDA divided by sales

Sensitivity to changes in assumptions

Changing management’s assumptions could affect the evaluation of the fair value less cost of disposal of our Alloy CGU, respectively and, therefore, the impairment result. The following reasonably possible changes to the assumptions used in the impairment test would result in the following changes in recoverable value:

		Shortfall of	Sensitivity on		Sensitivity on		Sensitivity on
		recoverable	discount rate		long-term growth rate		EBITDA
	Carrying	value versus	Decrease	Increase	Decrease	Increase	Decrease	Increase
	Value	carrying value	by 10%	by 10%	by 10%	by 10%	by 15%	by 15%
CGU
Alloy	53,704	(9,512)	11,072	(8,850)	1,947	(1,712)	(31,459)	31,333

The recoverable amounts for our Pierrefitte and Boo CGUs were determined based on their respective values in use. As of December 31, 2025, the Company’s Pierrefitte and Boo recoverable value were not sensitive to changes in the underlying assumptions.

The Company’s approach to the determination of its discount rate, long-term growth rate and EBITDA margins are discussed in Note 6 for its value in use valuations.

Where applicable, the Company relies on third party sources to derive key inputs. Internally, the Company reviews contracted amounts as well as forecasts. Finally, corporate overheads are allocated using an internal key based on projected volumes.

Subsequent Developments in Market Pricing

In completing its analysis of impairment of the Alloy CGU, the Company incorporated forward pricing curves for silicon metal pricing published by the Commodities Research Unit (“CRU”). The impairment model used CRU’s most recent forward pricing curves available as of the valuation date for the forecast period, together with other assumptions as noted above. On January 29, 2026, CRU published updated forward pricing for silicon metal for years in the forecast period. These updated price curves reflected a downward revision compared to the forward pricing curves available as of the valuation date.

Management performed a sensitivity analysis to assess the potential impact of these revised pricing curves on our forecasted EBITDA and the resultant impact on the estimated recoverable amount of the CGU. Had the updated CRU forward pricing curves been available and used in the December 31, 2025 impairment model, while maintaining all other assumptions consistent, the recoverable amount of the CGU would have been reduced by approximately $27,974 thousand.

Assessment of Subsequent Events

In accordance with IAS 10, the Company evaluated whether the January 29, 2026 pricing revisions constituted an adjusting event. Management concluded that these revisions primarily reflected changes in market conditions that arose after the reporting date and would not have been considered by a market participant at  December 31, 2025. As such, the impairment test results as of year-end have not been adjusted.

Impairment considerations for the year ended December 31, 2024:

As of December 31, 2024, the Company identified impairment indicators for our Puertollano, Dunkirk, Pierrefitte, Emalahleni, Polokwane and Alloy CGUs, which had a reasonably possible risk of impairment to be recorded or reversed.

We engaged valuation specialists to determine the recoverable amount of our Puertollano CGU, with a pre-impairment carrying value of $26,870 thousand inclusive of the real estate and industrial products using the fair value less costs to dispose methodology. The Company determined the fair value based on the methodology similarly applied for the year ended December 31, 2025 as discussed above.

The recoverable value of the real estate and industrial products was determined to be $21,058 thousand, which was less than their carrying value considering their current state and projected use. The Company recorded an impairment loss of $5,812 thousand as a result.

The recoverable amounts for our Dunkirk, Pierrefitte, Emalahleni, Polokwane and Alloy CGUs were determined based on their respective values in use. As of December 31, 2024, the Company’s Pierrefitte, Polokwane and Emalahleni recoverable values were not sensitive to changes in the underlying assumptions. For Pierrefitte and Emalahleni, if their respective recoverable values were to fall by 10%, there would still remain sufficient headroom in each CGU.  For the Dunkirk and Alloy CGUs, the significant assumptions used to estimate their value in use were as follows: (i) pre-tax discount rates of 15.6% and 13.6%, respectively; (ii) EBITDA margin (EBITDA divided by sales) throughout the forecast of between 0.7% and 19.2% for Dunkirk, and between -3.2% and 23% for Alloy; and (iii) long-term growth rate of 2.3% for both.

Full impairment was recorded for our Polokwane CGU as the Company was projecting to temporarily idle this facility for the next year and potentially beyond due to local production costs.

Sensitivity to changes in assumptions

Changing management’s assumptions could have affected the evaluation of the value in use of our Dunkirk and Alloy cash-generating units and, therefore, the impairment result. The following reasonably possible changes to the assumptions used in the impairment test would result in the following changes in recoverable value:

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

The below table details the Company’s impairment recorded within Impairment loss in our consolidated income statements for the years ended December 31, 2025, 2024 and 2023, respectively:

		2025	2024	2023
CGU	Segment	US$’000	US$’000	US$’000
Selma	Noth America Silicon Metal	—	—	21,008
Alloy	Noth America Silicon Metal	9,512	2,479	—
Boo	Europe Manganese	5,541	—	1,570
Cee-Dumbria	Europe Silicon Alloys	1,808	3,646	3,619
Polokwane	South Africa Silicon Metal	372	12,953	—
Puertollano	Other Segments	—	5,862	—
Monzon	Europe Manganese	2,130	—	—
Pierrefitte	Europe Silicon Alloys	8,539	—	—
Others	Other Segments	—	—	(429)
Total		27,902	24,940	25,768

As of December 31, 2025 and 2024 the accumulated impairment balance primarily relates to full impairments recorded in our Venezuela, Cee-Dumbria, Selma, Mo i Rana, Monzon, Polokwane, Boo and Pierrefitte cash-generating units, respectively, as well as additional amounts for the partial impairment of Alloy and Puertollano, amongst others.

As of December 31, 2024, the Company had property, plant and equipment amounting to $42,277 thousand pledged as security for other financial liabilities in Spain. As of December 31, 2025 the Company no longer had property, plant and equipment pledged as security, as the underlying financial liability was fully repaid during the year (see Note 20).

Commitments

As of December 31, 2025 and 2024, the Company has capital expenditure commitments totaling $17,585 thousand and $9,391 thousand, respectively, primarily related to improvement works at plants.

9.  Financial assets and other receivables

The Company’s financial assets and their classification under IFRS 9 Financial Instruments are as follows:

		2025 classification
	Note	Amortized cost	Fair value through profit or loss - mandatorily measured	Fair value through other comprehensive income - designated	Total
		US$'000	US$'000	US$'000	US$'000
Other financial assets	9.1	12,921	24,900	—	37,821
Receivables from related parties	25	1,763	—	—	1,763
Trade receivables	9.2	191,536	—	—	191,536
Other receivables	9.2	74,665	—	—	74,665
Restricted cash and cash equivalents		175	—	—	175
Cash and cash equivalents		122,812	—	—	122,812
Total financial assets		403,872	24,900	—	428,772

		2024 classification
	Note	Amortized cost	Fair value through profit or loss - mandatorily measured	Fair value through other comprehensive income - designated	Total
		US$'000	US$'000	US$'000	US$'000
Other financial assets	9.1	12,929	12,091	293	25,313
Receivables from related parties	25	1,558	—	—	1,558
Trade receivables	9.2	188,816	—	—	188,816
Other receivables	9.2	83,103	—	—	83,103
Restricted cash and cash equivalents		298	—	—	298
Cash and cash equivalents		132,973	—	—	132,973
Total financial assets		419,677	12,091	293	432,061

Restrictions on the use of group assets

As of the year ended December 31, 2025 and 2024, cash and cash equivalents and restricted cash and cash equivalents comprise the following:

	2025	2024
	US$'000	US$'000
Cash and cash equivalents	122,812	132,973
Restricted cash and cash equivalents presented as Cash	175	298
Total	122,987	133,271

The Company also has certain restrictions in the partnerships with Dow as of December 31, 2025 and 2024.

9.1 Other financial assets

As of December 31, 2025, other financial assets comprise the following:

	2025
	Non-
	Current	Current	Total
	US$'000	US$'000	US$'000
Other financial assets held with third parties:
Other financial assets at amortized cost	12,921	—	12,921
Equity securities	1,643	4	1,647
Financial investments	9,074	11,100	20,174
Derivatives not designated as hedging instruments (Note 21)	3,079	—	3,079
Total	26,717	11,104	37,821

As of December 31, 2024, other financial assets comprise the following:

	2024
	Non-
	Current	Current	Total
	US$'000	US$'000	US$'000
Other financial assets held with third parties:
Other financial assets at amortized cost	12,929	—	12,929
Equity securities	1,815	—	1,815
Financial investments	—	5,500	5,500
Derivatives not designated as hedging instruments (Note 21)	4,707	69	4,776
Derivatives designated as hedging instruments (Note 21)	293	—	293
Total	19,744	5,569	25,313

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

Other financial assets at amortized cost also comprise deposits given to the French government by Ferroglobe France ($2,872 thousand in 2025 and $3,054 thousand in 2024), a Ferroglobe subsidiary, in respect of effort de construction. The law in France requires employers and companies of a certain size to invest a portion of their budgets in the construction or renovation of housing (including through direct investment, providing mortgages, and other) every year. In this case, the mandatory contributions are made in the form of a loan, to be returned by the French government in 20 years.

The carrying amount of other financial assets at amortized cost is considered to approximate their fair value.

Financial investments

In January 2025, the Company purchased 1,200 shares of Mo Industripark AS, a Norwegian Company, with a total purchase price of NOK 91,360 thousand ($8,119 thousand). The fair value of this investment as of December 31, 2025, is $9,074 thousand.

In April 2024, the Company invested $3,000 thousand in Coreshell, a U.S.-based startup developing nanocoating solutions for silicon-dominant anodes. In 2025, the Company invested an additional $7,000 thousand. The fair value of this financial investment as of December 31, 2025 is $11,100 thousand ($5,500 thousand in 2024). The Company continues to categorize this financial asset as current as we expect it to be converted to equity in the next 12 months.

9.2 Trade and other receivables

Trade and other receivables comprise the following at December 31:

	2025	2024
	US$'000	US$'000
Trade receivables	194,273	191,560
Less – allowance for doubtful debts	(2,737)	(2,744)
Total trade receivables	191,536	188,816

Tax receivables	16,266	18,331
Government grant receivables	51,066	62,586
Other receivables	7,333	2,186
Total other receivables	74,665	83,103

The trade and other receivables disclosed above are short-term in nature and therefore their carrying amount is considered to approximate their fair value.

The changes in the allowance for doubtful debts during 2025 and 2024 were as follows:

Allowance
US$'000
Balance at January 1, 2024	2,906
Impairment losses recognized	475
Collection of previously written off balances	(519)
Exchange differences	(118)
Balance at December 31, 2024	2,744
Impairment losses recognized	1,429
Collection of previously written off balances	(1,798)
Exchange differences	362
Balance at December 31, 2025	2,737

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

For the year ended December 31, 2025, the factoring agreement provided upfront cash consideration of $325,746 thousand ($427,772 thousand in 2024). The Company has repaid $328,022 thousand ($420,873 thousand in 2024), recognizing bank borrowing debt of $36,856 thousand as of December 31, 2025 (2024: $35,059 thousand). See Note 17.

As of December 31, 2025, the Company held $42,220 thousand of trade and other receivables recognized in the consolidated statements of financial position in respect of factoring agreements ($41,272 thousand as of December 31, 2024). Finance costs incurred during the year ended December 31, 2025, amounted to $2,582 thousand ($3,344 thousand in 2024) recognized as “Finance costs” in the consolidated income statements.

The Company evaluated whether selling the receivables transferred substantially all the risks and rewards of ownership. Because the Company remains exposed to credit risk under the factoring arrangement, the criteria for derecognition are not met. As a result, the receivables remain on the balance sheet, and the cash received from the Leasing and Factoring Agent is recorded as a bank borrowing. The amount due under the factoring agreements is presented as on-balance-sheet factoring, and the related liability is shown as bank borrowings.

Other agreements

In February 2022, the Company signed a without recourse factoring agreement with Bankinter offering the possibility to sell the receivables corresponding to eleven pre-approved customers by the bank and its credit insurer. Receivables are pre-financed at 100% of their face value.

The main characteristics of this program are the following:

●	maximum cash consideration advanced is up to €20,000 thousand;
●	a 0.25% fee of the receivables face values;
●	a cost of financing at 12-month Euribor plus 1%;
●	a closing fee of 0.25% of the financing; and
●	an annual renewal fee of 0.25% of the financing.

The Company has concluded that we have not retained nor transferred substantially all of the risks and rewards but have transferred control of the receivables, and therefore the derecognition criteria is met and the trade receivables sold have been derecognized from the balance sheet.

Government grants receivables

The Company has been awarded compensation for the indirect carbon dioxide emissions costs included in its energy bills in certain European entities.

For the year ended December 31, 2025, the Company recognized $75,637 thousand of income (2024: $82,553 thousand) related to these compensations. The amount was deducted against the related expense in “Raw Materials and energy consumption for production” in the consolidated income statements. The Company has no unfulfilled conditions in relation to government grants, but certain grants would be repayable if the Company were to substantially curtail production or employment at certain plants.

10.   Inventories

Inventories comprise the following at December 31:

	2025	2024
	US$'000	US$'000
Finished goods	141,842	167,225
Raw materials in progress and industrial supplies	126,587	141,998
Other inventories	37,731	37,916
Total	306,160	347,139

For the year ended December 31, 2025, the Company recognized an expense for the write-down of inventory to net realizable value of $22,937 thousand ($16,963 thousand in 2024), of which $21,356 thousand related to finished goods ($13,586 thousand in 2024) and $1,581 thousand to raw materials ($3,377 thousand in 2024). The Company records expense for the write-down of inventories to “Raw Materials and energy consumption for production” in the consolidated income statements. See Note 4.8.

As of December 31, 2024, inventories in the Company’s subsidiaries in Spain ($77,987 thousand) were pledged as collateral for other financial liabilities. As of December 31, 2025, inventories are no longer pledged as collateral, as the underlying financial liability was fully repaid during the year (see Note 20).

11. Other assets

Other assets comprise the following at December 31:

	2025			2024
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Guarantees and deposits	19,695	452	20,147	20,434	344	20,778
Prepayments and accrued income	—	7,652	7,652	18	6,887	6,905
Advances to suppliers	18	10,679	10,697	—	8,927	8,927
Other assets	1,723	2,933	4,656	1,999	35,856	37,855
Total	21,436	21,716	43,152	22,451	52,014	74,465

As of December 31, 2025 and 2024, the amount within “Guarantees and deposits” is mainly due to (i) a deposit made during 2021 with the Tennessee Valley Authority which supplies power to Ferroglobe USA Metals, LLC., (ii) certain letters of credit and (iii) deposits linked to factoring agreements.

As of December 31, 2025, the decrease in “Other assets” mainly relates to the Company’s benefit from a program administered by the French Energy Regulatory Commission which allowed alternative suppliers to purchase electricity generated by nuclear power plants under favorable conditions set by the public authorities, known as ARENH, and the additional agreement with EDF in which we agreed different electricity prices throughout the year based on demand amounting to $1,259 thousand ($32,301 thousand in 2024). The Company deducted this amount from its related expense in “Raw Materials and energy consumption for production” in the consolidated income statements (See Note 27.2). The Company received $1,259 thousand related to the 2025 benefit in the first quarter of 2026.

12.  Equity

Share capital

Ordinary shares are classified in equity in the consolidated statements of financial position. Each time a share premium is paid to the Company for an issued share, the respective share premium is allocated to the share premium account.

During the year ended December 31, 2025, the Company declared four interim dividend payments of $0.014 per share, paid on March 26, June 26, September 29, and December 29, and each totaling $2,612 thousand, respectively, distributed as cash payments through reserves. As of December 31, 2025, all dividends declared were paid. During the year ended December 31, 2024, the Company declared four interim dividend payments of $0.013 per share, totaling $9,758 thousand, distributed as cash payments through reserves.

As of December 31, 2025, one of the companies in partnership with a non-controlling interest, WVA Manufacturing, LLC (WVA), distributed earnings to the non-controlling interest totaling $12,740 thousand. As of December 31, 2024, Quebec Silicon Limited Partnership distributed earnings to the non-controlling interest totaling $2,917 thousand. These were classified as cash flow from operating activities, for the years ended December 31, 2025 and 2024, respectively.

As of December 31, 2025 and 2024, there were 188,882,316 ordinary shares in issue with a par value of $0.01, for a total issued share capital of $1,962 thousand. The Company held 2,021,799 ordinary shares in treasury (2024: 1,536,435). In addition to the issued ordinary shares, the Company has authorized but unissued shares of 17,425,291 as of December 31, 2025.

As of December 31, 2025, the Company’s largest shareholders are as follows:

	Number of Shares	Percentage of
Name	Beneficially Owned	Outstanding Shares (*)
Grupo Villar Mir, S.A.U.	67,515,434	36.1%
Cooper Creek Partners Management LLC	14,921,946	8.0%
Hosking Partners LLP	10,633,729	6.0%
Others	95,811,207
Shares in Treasury	(2,021,799)	—
Total ordinary shares outstanding	186,860,517
(*) 186,860,517 ordinary shares were outstanding at 31 December 2025, comprising 188,882,316 shares in issue less 2,021,799 shares held in treasury

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

For the years ended December 31, 2025 and 2024, the Company repurchased a total of 1,320,442 shares and 598,207 shares, for total consideration of $4,690 thousand and $2,428 thousand, respectively. The average price paid per share in 2025 was $3.55 and $4.06 in 2024. The shares repurchased remained held in treasury at December 31, 2025 and 2024.

Reserves

The change in reserves is as follows:

	Reserves
	Historical	Share-based comp	Other
	Retained Earnings	Reserves	Reserves	Total
	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2024	(261,140)	28,795	1,044,939	812,594
Share-based compensation	—	4,848	—	4,848
Recording of 2023 profit in reserves	82,662	—	—	82,662
Dividends paid	(9,758)	—	—	(9,758)
Balance at December 31, 2024	(188,236)	33,643	1,044,939	890,346
Share-based compensation	—	1,775	—	1,775
Recording of 2024 profit in reserves	23,538	—	—	23,538
Dividends paid	(10,451)	—	—	(10,451)
Other changes	—	—	35	35
Balance at December 31, 2025	(175,149)	35,418	1,044,974	905,243

The share-based payments reserve is used to recognize the value of equity-settled share-based payments provided to employees, including key management personnel, as part of their remuneration. Refer to Note 27 for further details of these plans.

Other reserves primarily include impacts from our business combination in 2015 and a capital reduction in 2016.

Valuation adjustments

Valuation adjustments comprise the following at December 31:

	2025	2024
	US$'000	US$'000
Actuarial gains	10,083	7,924
Hedging instruments	(7,025)	(135)
Deferred tax income (See Note 24)	1,619	841
Total	4,677	8,630

Changes in actuarial gains are due to remeasurements of the net defined benefit liability, see Note 15.

Capital management

The Company’s primary objective is to maintain a balanced and sustainable capital structure through the industry’s economic cycles, while keeping the cost of capital at competitive levels to fund the Company’s growth. The main sources of financing are as follows:

1.	cash flows from operations;
2.	bank borrowings, including asset-based lending facilities;
3.	debt instruments, including the Commercial Paper program; and
4.	factoring of receivables.

Non-controlling interests

The changes in non-controlling interests in the consolidated statements of financial position as of December 31, 2025 and 2024 were as follows:

Balance
US$'000
Balance at January 1, 2024	121,825
Loss for the year	(2,738)
Dividends paid	(2,917)
Translation differences	(2,939)
Other	507
Balance at December 31, 2024	113,738
Loss for the year	(6,412)
Dividends paid	(12,740)
Translation differences	1,807
Other	247
Balance at December 31, 2025	96,640

WVA was formed on October 28, 2009 as a wholly-owned subsidiary of Ferroglobe USA (formerly Globe), Inc. On November 5, 2009, Ferroglobe USA sold a 49% membership interest in WVA to Dow Corning Corporation (Dow), an unrelated third party. As part of the sale, the companies established an operating and output and supply agreement. The output and supply agreement states that of the silicon metal produced by WVA, 49% will be sold to Dow and 51% to Ferroglobe USA, which represents each member’s ownership interest, at a price equal to WVA’s actual production cost plus $100 per metric ton, which can vary based on mutual agreement. The agreement will automatically terminate upon the dissolution or liquidation of WVA in accordance with the partnership agreement between Ferroglobe USA and Dow. As of December 31, 2025 and 2024, the balance of non-controlling interest related to WVA was $51,936 thousand and $65,576 thousand, respectively.

Quebec Silicon Limited Partnership (QSLP), formed under the laws of the Province of Québec on August 20, 2010, is managed by its general partner, Quebec Silicon General Partner Inc., which is 51% property of Ferroglobe. QSLP owns and operates the silicon metal operations in Bécancour, Québec. QSLP’s production output is subject to a supply agreement, which sells 51% of the production output to Ferroglobe Canada ULC and 49% to Dow. These sales align with each member’s ownership interest, at a price equal to QSLP’s actual production cost plus CAD 50 per metric ton. As of December 31, 2025 and 2024, the balance of non-controlling interest related to QSLP was $49,184 thousand and $45,938 thousand, respectively.

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

The following table summarizes the information relating to each of these subsidiaries, before any intra-group eliminations:

	2025		2024		2023
	WVA	QSLP	WVA	QSLP	WVA	QSLP
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Statements of Financial Position
Non-current assets	78,106	44,643	79,123	34,440	87,698	39,543
Current assets	53,987	50,441	74,289	53,667	71,329	68,073
Non-current liabilities	3,757	21,756	5,079	17,317	6,660	11,908
Current liabilities	19,655	7,805	26,632	11,529	26,770	26,378
Income Statements
Sales	185,660	95,936	194,643	108,582	211,118	148,313
Operating (loss) profit	(2,742)	1,227	(4,513)	2,640	13,513	22,151
(Loss) profit before taxes	(1,812)	1,081	(4,516)	2,500	13,513	21,561
Net income (loss)	631	434	(1,434)	1,035	5,466	10,679
Cash Flow Statements
Cash flows (used in) provided by operating activities	(11,737)	93	17,497	(4,097)	18,712	31,000
Cash flows used in investing activities	(4,495)	(6,597)	(8,054)	(7,484)	(13,107)	(6,725)
Cash flows (used in) provided by financing activities	—	(657)	—	(786)	—	—
Exchange differences on cash and cash equivalents in foreign currencies	—	(435)	—	(424)	—	—
Beginning balance of cash and cash equivalents	36,169	17,433	26,726	30,224	21,122	5,949
Ending balance of cash and cash equivalents	19,937	9,837	36,169	17,433	26,727	30,224

13.  Earnings per ordinary share

Basic earnings per ordinary share are calculated by dividing the consolidated (loss) profit for the year attributable to the Parent by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year. Dilutive earnings per share assumes the exercise of stock options, provided that the effect is dilutive.

	2025	2024	2023
Basic earnings per share (EPS)
Numerator:
(Loss) profit for the year attributable to the Parent	(170,700)	23,538	82,662
Denominator:
Weighted-average number of shares outstanding to equity holders	188,360,675	188,144,651	187,872,191
Basic (loss) profit per share for the period attributable to equity holders	(0.91)	0.13	0.44

Diluted earnings per share (EPS)
Numerator:
(Loss) profit for the year attributable to the Parent	(170,700)	23,538	82,662
Denominator:
Weighted-average number of shares outstanding to equity holders	188,360,675	188,144,651	187,872,191
Effect of dilutive securities from equity incentive plans	—	664,267	2,417,617
Weighted-average number of shares outstanding - diluted to equity holders	188,360,675	188,808,918	190,289,808
Diluted (loss) profit per share for the period attributable to equity holders	(0.91)	0.12	0.43

In periods for which we have a loss, basic net loss per share is the same as diluted net loss per share. We exclude from our calculation of diluted loss per share all potentially dilutive in-the-money equity awards, which would have been anti-dilutive.

Potential ordinary shares of 3,826,945 were excluded from the calculation of diluted earnings (loss) per ordinary share for the year ended December 31, 2025 because their effect would be anti-dilutive. No potential ordinary shares were excluded from the calculation for the years ended December 31, 2024 and 2023.

14. Deferred income

Deferred income comprises the following as of December 31:

	2025	2024
	US$'000	US$'000
Carbon dioxide emissions allowances	17,581	4,271
Government grants	8,813	3,743
Total	26,394	8,014

The deferred income related to CO2 emission allowances is recognized as “Other operating income” on a systematic basis on the proportion of the carbon dioxide emitted over total carbon dioxide expected to be emitted for the compliance period on the consolidated income statements (see Note 27.3).

15.  Provisions

Provisions comprise the following as of December 31:

	2025			2024
	Non- Current	Current	Total	Non- Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Environmental provisions	185	711	896	163	1,448	1,611
Provisions for litigation in progress	178	3,162	3,340	19	2,184	2,203
Provisions for third-party liabilities	7,963	—	7,963	8,263	—	8,263
Provisions for Carbon dioxide emissions allowances	12,436	72,329	84,765	6,276	66,045	72,321
Provision for restructuring costs	—	1,535	1,535	—	5,735	5,735
Other provisions	9,725	9,571	19,296	9,663	7,720	17,383
Total	30,487	87,308	117,795	24,384	83,132	107,516

The changes in each respective subcategory of provisions in 2025 and 2024 were as follows:

		Provisions for	Provisions for	Provisions for	Provisions for
	Environmental	Litigation	Third	Carbon Dioxide Emissions	Restructuring	Other
	Provisions	in Progress	Party Liabilities	Allowances	Costs	Provisions	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2024	2,083	7,913	10,596	90,471	15,243	16,421	142,727
Charges for the year	—	1,705	476	72,427	—	3,221	77,829
Provisions reversed with a credit to income	—	(2,803)	—	—	(4,422)	(1,359)	(8,584)
Amounts used	(328)	(6,644)	(247)	(84,621)	(4,248)	(314)	(96,402)
Remeasurement through other comprehensive income (loss)	—	—	(1,942)	—	—	—	(1,942)
Exchange differences and others	(144)	2,032	(620)	(5,956)	(838)	(586)	(6,112)
Balance at December 31, 2024	1,611	2,203	8,263	72,321	5,735	17,383	107,516
Charges for the year	—	2,887	365	77,518	—	3,702	84,472
Provisions reversed with a credit to income	(533)	(318)	—	—	(1,307)	(2,881)	(5,039)
Amounts used	(339)	(1,874)	(396)	(74,052)	(3,627)	(222)	(80,510)
Remeasurement through other comprehensive income (loss)	—	—	(1,346)	—	—	—	(1,346)
Exchange differences and others	157	442	1,077	8,978	734	1,314	12,702
Balance at December 31, 2025	896	3,340	7,963	84,765	1,535	19,296	117,795

Environmental provisions

Environmental provisions related to $185 thousand of non-current environmental rehabilitation obligations as of December 31, 2025 (2024: $163 thousand) and $711 thousand of current environmental rehabilitation obligations as of December 31, 2025 (2024: $1,448 thousand). A majority of these provisions relate to residues disposal, such as the remediation costs required to comply with government regulations.

Provisions for litigation in progress

The timing and amounts of potential liabilities arising from such exposures is uncertain. The provision reflects the Company’s best estimate of the expenditure required to meet resulting obligations.

Certain employees of Ferroglobe France (formerly FerroPem, SAS and then known as Pechiney Electrometallurgie, S.A), may have been exposed to asbestos at its plants in France in the decades prior to our acquisition. The Company has recognized a provision of $568 thousand as of December 31, 2025 as part of the current portion of Provisions for litigation (2024: $587 thousand). See Note 26 for further information.

In 2022, Ferroglobe France sent dismissal letters to several employees of Château-Feuillet. Since then, numerous claims were received from the affected individuals challenging the terminations and seeking substantial financial compensation. The Company paid $2,675 thousand to settle all claims as of December 31, 2024  and an amount of $2,566 thousand was reversed due to the excess provision initially recorded.

Provisions for third-party liabilities

Provisions for third-party liability presented as non-current obligations of $7,963 thousand relate to healthcare costs for retired employees (2024: $8,263 thousand) in the Company’s subsidiary, Ferroglobe France.

Provisions for carbon dioxide emissions allowances

As of December 31, 2025, the provision for carbon dioxide emission allowances amounting to $84,765 thousand (2024: $72,321 thousand) corresponds to the obligation to deliver the carbon dioxide allowances at the end of the compliance period.

Provisions for restructuring costs

As of December 31, 2025, the restructuring provision relates to the restructuring process initiated in 2022 in Château-Feuillet facility in France amounting to $1,535 thousand (2024: $5,735 thousand). During 2025, the Company paid $3,640 thousand and reversed $1,312 thousand of excess provision initially recorded in 2024.

Other provisions

Included in other provisions are current obligations arising from past actions that involve a probable outflow of resources that can be reliably estimated. Other provisions include taxes of $7,508 thousand (2024: $5,848 thousand) and $9,280 thousand related to the accrued estimated costs of reclaiming the land after it has been mined for gravel or coal (2024: $9,099 thousand).

16. Provisions for pensions

Provisions for pensions comprise the following as of December 31:

	2025			2024
	Non- Current	Current	Total	Non- Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
France	18,881	—	18,881	17,742	—	17,742
Canada	5,036	186	5,222	5,181	168	5,349
Others	4,986	—	4,986	4,695	—	4,695
Total provisions for pensions	28,903	186	29,089	27,618	168	27,786

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

These relate to various obligations assumed by our French subsidiaries with various groups of employees related to long-service benefits, medical insurance supplements and retirement obligations, all of which are defined unfunded benefit obligations, whose changes in 2025 and 2024 were as follows:

	2025	2024
	US$'000	US$'000
Obligations at the beginning of year	17,742	19,122
Service cost	1,287	1,154
Borrowing costs	644	539
Actuarial differences	(1,656)	(1,035)
Benefits paid	(1,461)	(894)
Exchange differences	2,325	(1,144)
Obligations at the end of year	18,881	17,742

The assumptions used to determine benefit obligations as of December 31, 2025 and 2024 for the French plan are as follows:

	2025	2024
Salary increase	1.60% - 6.10%	1.60% - 6.10%
Discount rate	3.88%	3.40%
Expected inflation rate	2.00%	2.20%
Mortality	TGH 05 and TGF 05	TGH 05 and TGF 05
Retirement age	64-65	64-65

As of December 31, 2025 and 2024 the effect of a 1% change in discount rate would have resulted in a change to the provision of $2,119 thousand and $1,543 thousand, respectively.

The Company expects to make discretionary contributions of $625 thousand to the defined benefit pension plans for the year ending December 31, 2025.

The weighted average duration of defined benefit obligation as of December 31, 2025 is 14.6 years (14.1 years in 2024).

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

The following provides a reconciliation of the benefit obligations, and plan assets of the Canadian plans as of December 31, 2025 and 2024:

	2025			2024
		Post-			Post-
	Pension	retirement		Pension	retirement
	Plans	Plans	Total	Plans	Plans	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Benefit obligation	19,228	5,248	24,476	18,479	5,326	23,805
Fair value of plan assets	(19,254)	—	(19,254)	(18,456)	—	(18,456)
Provision for pensions	(26)	5,248	5,222	23	5,326	5,349

All Canadian pension and post-retirement plans are underfunded. As of December 31, 2025 and 2024, the accumulated benefit obligation was $19,228 thousand and $18,479 thousand for the defined pension plan and $5,248 thousand and $5,326 thousand for the post-retirement plans, respectively.

The changes to these obligations in the year ended December 31, 2025 and 2024 were as follows:

	2025			2024
	Pension	Post-retirement		Pension	Post-retirement
	Plans	Plans	Total	Plans	Plans	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Obligations at the beginning of year	18,479	5,326	23,805	20,196	5,742	25,938
Service cost	54	207	261	93	296	389
Borrowing cost	882	261	1,143	914	263	1,177
Actuarial differences	(18)	(622)	(640)	(14)	(314)	(328)
Benefits paid	(1,109)	(194)	(1,303)	(1,123)	(201)	(1,324)
Exchange differences	940	270	1,210	(1,587)	(460)	(2,047)
Obligations at the end of year	19,228	5,248	24,476	18,479	5,326	23,805

The assumptions used to determine benefit obligations as of December 31, 2025 and 2024 for the Canadian plans are as follows:

	2025		2024
	Pension	Postretirement	Pension	Postretirement
	Plan	Plan	Plan	Plan
Salary increase	2.75% - 3.00%	N/A	2.75% - 3.00%	N/A
Discount rate	4.90%	5.05%	4.68%	4.75%
Mortality	CPM2014-Private Scale CPM-B	CPM2014-Private Scale CPM-B	CPM2014-Private Scale CPM-B	CPM2014-Private Scale CPM-B
Retirement age	58-60	58-60	58-60	58-60

The discount rate used in calculating the present value of our pension plan obligations is developed based on the BPS&M Pension Discount Curve for 2025 and 2024 and the Mercer Proprietary Yield Curve for 2025 and 2024 for QSLP Pension and post-retirement benefit plans and the expected cash flows of the benefit payments.

The Company expects to make discretionary contributions of $467 thousand to the defined benefit pension and post-retirement plans for the year ending December 31, 2025.

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

The accumulated non-pension post-retirement benefit obligation has been determined by application of the provisions of the Company’s health care and life insurance plans including established maximums, relevant actuarial assumptions and health care cost trend rates projected at 4.7% for 2025 and decreasing to an ultimate rate of 4.0% in fiscal 2040. As of December 31, 2025 and 2024, the effect of a 1% increase on the health care cost trend rate on the non-pension post-retirement benefit obligation is $783 thousand and $852 thousand, respectively. As of December 31, 2025 and 2024 the effect of a 1% decrease in health care cost trend rate on the non-pension post-retirement benefit obligation is ($634) thousand and ($685) thousand.

The weighted average duration of defined benefit obligation as of December 31, 2025 is 11.85 years (12.37 years in 2024).

For the years ended December 31, 2025 and 2024, the changes in plan assets were as follows:

	2025	2024
	US$'000	US$'000
Fair value of plan assets at the beginning of the year	18,456	19,231
Interest income on assets	887	806
Actuarial return on plan assets	(158)	728
Benefits paid	(1,118)	(1,045)
Participant contribution	9	11
Contributions paid by the employer	356	385
Other	(116)	(138)
Exchange differences	938	(1,522)
Fair value of plan assets at the end of the year	19,254	18,456

The plan assets of the defined benefit and retirement and post-retirement plans in Canada are comprised of assets that have quoted market prices in an active market. The breakdown as of December 31, 2025 and 2024 of the assets by class are:

	2025	2024
Cash	—%	—%
Equity Mutual Funds	12%	26%
Fixed Income Securities	41%	25%
Assets held by insurance company	47%	49%
Total	100%	100%

South Africa and Venezuela

The Company also maintains defined benefit plans in South Africa and Venezuela which were not material to the Company for the years ended December 31, 2025 and 2024, respectively.

17.  Bank borrowings

Bank borrowings comprise the following at December 31:

	2025
		Non-Current	Current
	Limit	Amount	Amount	Total
	US$'000	US$'000	US$'000	US$'000
Borrowings carried at amortized cost:
Credit facilities	121,151	19,000	14,019	33,019
Borrowings from receivable factoring facility (Note 9)	70,500	—	36,856	36,856
Other loans	—	41,136	29,001	70,137
Total		60,136	79,876	140,012

	2024
		Non-Current	Current
	Limit	Amount	Amount	Total
	US$'000	US$'000	US$'000	US$'000
Borrowings carried at amortized cost:
Credit facilities	100,000	—	—	—
Borrowings from receivable factoring facility (Note 9)	62,334	—	35,059	35,059
Other loans	—	13,911	8,192	22,103
Total		13,911	43,251	57,162

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

For the year ended December 31, 2025 and 2024, the Company drew down $45,100 thousand and $32,000 thousand, respectively, and $26,100 thousand were repaid in 2025 (fully repaid in 2024), yielding an outstanding balance of $19,000 thousand as of the end of 2025 (no balance due as of the end of 2024).

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

In December 2024, Ferroglobe South Africa as borrower, Ferroglobe PLC as a guarantor and ABSA bank entered into the ABSA financing facility for a total amount of up to ZAR 350 million ($21.2 million). The amount available for drawdown is calculated based on collateral composed of eligible receivables and inventory. Drawdowns accrue interest at the Prime Rate (ZAR) less 1.18%. For the year ended December 31, 2025, ABSA provided upfront cash consideration of $50,550 thousand and the Company has repaid $37,926 thousand, recognizing bank borrowing debt of $14,019 thousand as of December 31, 2025. As of December 31, 2024, there was no drawdown under this facility.

Additionally, a Spanish Company subsidiary benefits from a financing facility of €10 million ($11.75 million), only available for the issuance of import letters of credit payable either on sight or with a payment deferral of up to 60 days after presentation for collection by the exporter. During 2025 and 2024, the Group made total drawdowns on this facility of $44,353 thousand and $42,142 thousand, respectively (gross of related repayments) throughout the year which has been fully repaid, yielding no balance due as of December 31, 2025 and December 31, 2024.

Borrowings from receivable factoring facility

In 2020, the Company signed a factoring agreement with a financial institution, to anticipate the collection of receivables issued by the Company’s European entities. See Note 9 for further details.

Other Loans

Vagalume loan: In December 2025, a Company subsidiary entered into a loan agreement with Bankinter to borrow an aggregate principal amount of €18,000 thousand ($21,150 thousand) to finance its capital expenditure activities related to the construction of a biocarbon plant at our Sabón plant. The loan is to be repaid over a six-year period, with payments deferred for the first year. The loan bears a fixed 3.2% interest rate during the first year and Euribor 12-month plus 1%  for the remaining years.

Bankinter loan: In December 2025, one of the Company’s Spanish subsidiaries entered in a loan agreement with Bankinter to borrow an aggregate principal of €20,000 thousand ($23,500 thousand). This loan is guaranteed by an external credit insurer. The outstanding debt balance is due for repayment in one instalment on November 18, 2026. This facility bears interest at Euribor 1-month plus 0.50%.

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

CO2 indirect Loan: In December 2024, one of the Company’s French subsidiaries entered into a loan agreement with Banque Palatine to borrow an aggregate principal of €7,000 thousand ($7,272 thousand) bearing interest at Euribor 3-month plus 1%. This loan was guaranteed by a pledge on a future receivable consisting of the Anglefort plant CO2 compensation credits to be received from the French Government in the first half of 2025. This loan was repaid in July 2025.

Foreign currency exposure of bank borrowings

The breakdown by currency of bank borrowings consists of the following at December 31:

	2025
	Non-Current	Current
	Principal	Principal
	Amount	Amount	Total
	US$'000	US$'000	US$'000
Borrowings in USD	32,230	—	32,230
Borrowings in EUR	27,906	62,266	90,172
Borrowings in other currencies	—	17,610	17,610
Total	60,136	79,876	140,012

	2024
	Non-Current	Current
	Principal	Principal
	Amount	Amount	Total
	US$'000	US$'000	US$'000
Borrowings in USD	13,230	18	13,248
Borrowings in EUR	681	43,233	43,914
Total	13,911	43,251	57,162

Contractual maturity of bank borrowings

The contractual maturity of bank borrowings at December 31, 2025, was as follows:

	2025
	2026	2027	2029	2030	2031	2032	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Credit facilities	14,019	19,000	—	—	—	—	33,019
Borrowings from supplier factoring facility	36,856	—	—	—	—	—	36,856
Other loans	29,001	—	13,230	3,231	21,150	3,525	70,137
Total	79,876	19,000	13,230	3,231	21,150	3,525	140,012

18.  Leases

Lease liabilities

Lease liabilities as of December 31 are as follows:

	2025			2024
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Tolling agreement lease liability	25,233	2,741	27,974	32,009	3,463	35,472
Other leases	32,196	9,513	41,709	24,576	9,404	33,980
Total	57,429	12,254	69,683	56,585	12,867	69,452

Except for the tolling agreement lease liability discussed below, the Company has not recorded any expense relating to variable lease payments, for the years ended December 31, 2025, 2024 and 2023, respectively.

Please refer to Note 29 for the detail, by maturity, of the future payment obligations under leases as of December 31, 2025.

A roll forward of our lease obligations for the year ended December 31, 2025 and 2024 is as follows:

	2025	2024
	US$'000	US$'000
Balance at January 1,	(69,452)	(66,250)
Additions	(14,671)	(17,486)
Lease modification	12,161	—
Disposals and other	330	224
Interest	(5,906)	(5,935)
Lease payments	16,185	16,201
Exchange differences	(8,330)	3,794
Balance at December 31,	(69,683)	(69,452)

Lease liabilities were discounted at the weighted-average incremental borrowing rate of 7.31%, not including our tolling agreement liability as discussed below.

Leases are presented as follows in the consolidated statements of financial position:

	2025	2024
	US$'000	US$'000
Non-current assets (Note 8)
Leased land and buildings	34,859	28,436
Leased plant and machinery	58,497	51,524
Accumulated depreciation	(52,955)	(46,286)

Non-current liabilities
Lease liabilities	(57,429)	(56,585)

Current liabilities
Lease liabilities	(12,254)	(12,867)

Leases are presented as follows in the consolidated income statement:

	2025	2024
	US$'000	US$'000
Depreciation and amortization charges
Depreciation of right-of-use assets	6,669	3,746

Finance costs
Interest expense on lease liabilities	5,906	5,935

Exchange differences
Currency translation losses on lease liabilities	(8,330)	3,794
Currency translation gains on right-of-use assets	2,902	(1,055)

Leases are presented as follows in the consolidated statements of cash flows:

	2025	2024
	US$'000	US$'000
Payments for:
Principal	10,279	10,266
Interest	5,906	5,935

Tolling agreement liability

In August 2019, Ferroglobe Spain Metals sold its 100% interest in the remainder of FerroAtlántica, S.A.U. to Kehlen Industries Management, S.L.U. (Kehlen), an affiliate of U.S.-based TPG Sixth Street Partners. The FerroAtlántica, S.A.U. assets transferred by means of this transaction included ten hydroelectric power plants and the Cee-Dumbría ferroalloys manufacturing plant, all located in the province of A Coruña, Spain. Under the terms of the transaction, the Group became exclusive off taker of finished products produced at the smelting plant at Cee and supplier of key raw materials to that facility pursuant to a tolling agreement expiring in 2060.

In November 2020, the Tribunal Superior de Justicia de Galicia dismissed the request of separation of the Cee-Dumbria’s hydroelectric plants and the ferroalloys plants. Ferroglobe Spain Metals appealed to the Supreme Court, but in 2021 the appeal was dismissed.

In December 2025, the Company entered into a lease amendment with Kehlen to reduce the scope of the lease to two furnaces and decrease the annual fixed payment. This amendment was accounted for as a lease modification resulting in a remeasurement of the lease liability and a gain of $12,161 recorded within “Impairment loss” in our consolidated income statements (see Note 27.8) as the related right-of-use asset was previously fully impaired. As of December 31, 2025, the lease liability recognized in relation to the tolling agreement amounted to $27,974 thousand ($35,471 thousand as of December 2024).

This lease liability was discounted at the incremental borrowing rate of 9.375%.

For the year ended December 31, 2025, Ferroglobe has recorded an expense for variable lease payments of $42,170 thousand ($59,571 thousand in 2024), related to the purchase of key raw materials, energy costs, personnel expenses and other overhead costs assumed by the Company as per the tolling agreement. Future variable lease payments are currently unknown as they depend on the actual production at the Cee plant in a given year as well as a variety of other factors including energy prices and raw material prices in future years. As a result of the lease modification and the reduced scope of the arrangement, future variable lease payments are expected to decrease by approximately 33% per year but could differ from this expectation based on various factors.

19.  Debt instruments

Debt instruments comprise the following at December 31:

	2025	2024
	US$'000	US$'000
Debt instruments carried at amortized cost:
Commercial Paper	26,014	10,135
Total	26,014	10,135

Amount due for settlement within 12 months	26,014	10,135
Amount due for settlement after 12 months	—	—
Total	26,014	10,135

Commercial Paper program

In December 2024, the BME's (Spanish Stock Exchange) fixed income market admitted the Company’s Commercial Paper Program (the Pagarés) to trading for a maximum outstanding amount of €50 million ($58.8 million). The commercial paper to be issued under the program would have unit denominations of €100 thousand ($117.5 thousand) with maturities up to two years. Under this program, the Company was able to issue commercial paper flexibly over 12 months. In November 2025, a second program was admitted to trading for a maximum outstanding amount of €100 million ($117.5 million) and the same maturity terms. This program is led by Bankinter as arranger and agent. For the year ended December 31, 2025, the Company issued 444 commercial paper units totaling €44,400 thousand ($50,244 thousand) at a weighted-average effective interest rate of 4.91% and  €31,700 thousand ($35,760 thousand) were repaid during the year, with an outstanding balance as of December 31, 2025 of $26,014 thousand. For the year ended December 31, 2024, the Company issued 99 commercial paper units totaling €9,900 thousand ($10,255 thousand) at a fixed rate of 5.88% which were repaid in February 2025.

Reinstated Senior Notes

In July 2023, the Company partially redeemed $150.0 million of the Reinstated Senior Notes and in February 2024, the Company completed the full redemption of the Reinstated Senior Notes by the repayment of $147,624 thousand plus accrued and unpaid interest and call premium of $4,075 thousand.

20.  Other financial liabilities

Other financial liabilities comprise the following at December 31:

	2025			2024
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Financial loans from government agencies:
Reindus loan	15,556	8,650	24,206	17,193	7,804	24,997
SEPI loan	—	—	—	—	37,074	37,074
Other financial liabilities	6,479	2,758	9,237	7,409	3,239	10,648
Total	22,035	11,408	33,443	24,602	48,117	72,719

Financial loans from government agencies

Reindus Loan

In 2016, a Company subsidiary entered into a loan agreement with the Spanish Ministry of Industry, Tourism and Commerce (the “Ministry”), as lender, under which the Ministry made available to the borrower a loan in aggregate principal amount of €44,999 thousand ($52,874 thousand) in connection with industrial development projects relating to a silicon purification project. The loan was contractually due to be repaid in seven installments over a 10-year period with the first three years granted as a grace period. Interest on outstanding amounts under the loan accrued at an annual rate of 3.55%. In 2021, the Company received a decision from the Ministry under which it was agreed to extend the grace period until 2023 and the repayment date of the loan into 2030.

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

After completing our reporting requirements and resolving the Ministry’s reimbursement review for the years 2019-2024, the Company made a partial early repayment of $17,357 thousand (€16,345 thousand) in February 2023 and $1,993 thousand (€1,780 thousand) in September 2024. The Ministry also requested the reimbursement of the accrued default interest and $4,624 thousand (€4,130 thousand) which were paid in September 2024. Default interest was calculated at an annual rate of 3.75% until December 31, 2022 and at 4.06% starting on January 1, 2023.

The balance of the Reindus loan as of December 31, 2025 is $24,206 thousand ($24,997 thousand as of December 31, 2024).

The fair value of the loan as of December 31, 2025, and 2024, based on discounted cash flows at a market interest rate (Level 2), amounts to $24,073 thousand and $24,642 thousand respectively.

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

Until the loans were fully repaid, the Beneficiaries are subject to several restrictions, including the following prohibited payments:

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

If the Company failed to make the payments to which it is obliged, the Spanish Solvency Support Fund for Strategic Companies, shall have the option (but never the obligation) to convert all or part of the Participating Loan into share capital of FG Spain.

The loan contained a change of control clause stating that it would be considered change of control and therefore would suppose an early repayment event of the loan: with respect to FG Spain, (i) if Ferroglobe PLC ceases to hold, directly or indirectly, an interest of at least 51% of the voting share capital or, (ii) if Grupo Villar Mir, S.A.U. ceases to hold a stake of at least 35% of the voting share capital of Ferroglobe PLC, or loses the rights to which it is entitled as holder of such stake or more by virtue of the shareholders’ agreement of Ferroglobe PLC or (iii) if FG Spain ceases to be the holder, directly or indirectly, of one hundred percent (100%) shareholding in FG Corporate.

Finally, the loan contained a cross-default clause meaning that (A) if any of FG Spain or FG Corporate: (i) defaults on any payment obligation arising from Indebtedness contracted with any other entity for amounts exceeding, during a fiscal year, €2.5 million ($2.7 million) or (ii) defaults on due and payable payment obligations of a commercial (non-financial) nature assumed with third parties for an individual or cumulative amount exceeding €2.5 million ($2.7 million) unless such defaults are below the average of the customary commercial defaults that the Beneficiaries or Guarantors have had between fiscal years 2016 to 2019 or (B) if any creditor that has granted Indebtedness to FG Spain or FG Corporate for an amount equal to or greater than €5.0 million ($5.5 million), is entitled to declare it liquid, due and payable before its ordinary maturity date.

In March 2025, the Company partially repaid $17,960 thousand of the SEPI loans as per the agreed amortization schedule and in June 2025 the loans were fully repaid with a final repayment of $20,217 thousand.

21. Derivative financial instruments

The Group uses derivative financial instruments predominantly to manage its exposure to fluctuations in energy prices.

The net value of the energy agreements as of December 31, 2025 and 2024 is presented in the consolidated statements of financial position as follows:

	2025
	Other financial assets (Note 9)			Other financial liabilities (Note 20)
	Non-			Non-
	Current	Current	Total	Current	Current	Total
Derivative not designated as hedging instruments	3,079	—	3,079	(38,341)	—	(38,341)
Power Purchase agreements	3,079	—	3,079	—	—	—
EDF energy contract				(38,341)		(38,341)
Derivative designated as hedging instruments	—	—	—	(6,857)	—	(6,857)
Power Purchase agreements				(6,857)	—	(6,857)
Total	3,079	—	3,079	(45,198)	—	(45,198)

	2024
	Other financial assets (Note 9)			Other financial liabilities (Note 19)
	Non-			Non-
	Current	Current	Total	Current	Current	Total
Derivative not designated as hedging instruments	4,707	69	4,776	—	(13)	(13)
Derivative designated as hedging instruments	293	—	293	(1,086)	(842)	(1,928)
Total	5,000	69	5,069	(1,086)	(855)	(1,941)

Power Purchase Agreements – hedged instruments

In 2024, the Company entered into three third-party virtual Power Purchase Agreements (PPAs) to hedge its energy pricing, for a ten-year period beginning July 2024. In 2023, the Company signed one PPA with related parties, effective from November 2023 through June 2027. These PPAs were designated as hedging instruments and at initial recognition, the fair value of the contracts differed from the transaction price. Because the valuation relies on significant unobservable inputs, the Company deferred the day-1 difference in accordance with IFRS 9 and is recognizing it over the life of the instrument. As of December 31, 2025, the combined carrying value of the contracts was a net liability of $6,857 thousand ($1,635 thousand as of December 31, 2024), based on the fair value of $8,953 thousand ( $1,045 thousand as of December 31, 2024) less the unamortized portion of the deferred the day-1 difference of $2,096 thousand ($590 thousand as of December 31, 2024).

Power Purchase Agreements – not designated as hedged instruments

In 2024, the Company entered into one PPA with a related party for a 10-year term commencing upon the start of plant operations, which is expected in October 2029. In 2023, the Company signed three PPAs with related parties, for a 10-year period commencing upon the start of the plant operations, which is expected in 2028. For one of these PPAs, the Company applied the own use exemption according to IFRS 9, and  this PPA was cancelled in 2025. These PPAs were not designated as hedging instruments and at initial recognition, the fair value of the contracts differed from the transaction price. Because the valuation relies on significant unobservable inputs, the Company deferred the day-1 differences in accordance with IFRS 9 and they will be recognized over the life of the instrument. As of December 31, 2025, the combined carrying value of the contracts was a net asset of $3,079 thousand ($4,763 thousand as of December 31, 2024), based on the fair value of $16,372 thousand ($23,649 thousand as of December 31, 2024) less the unamortized portion of the deferred the day-1 difference of $13,293 thousand ( $18,886 thousand as of December 31, 2024).

Additionally, in 2023, the Company entered into four third party virtual PPAs but they were cancelled in April 2024 at no cost.

The fair value of these net-settled power purchase agreements as of December 31, 2025 was estimated based on the discounted cash flow methodology. The fair value measurement is based on significant inputs that are directly or indirectly observable in the market, which IFRS 13 Fair Value Measurement refers to as Level 3 inputs. Key assumptions include discount rates, energy volumes and the market electricity price.

The Company engaged third party valuation specialists to perform the valuation where certain unobservable inputs were used in the fair value measurements. The Company worked closely with the qualified external specialists to establish the appropriate valuation techniques and inputs to the model and confirmed the reliability, independence and correspondence of the information sources in the valuation.

Key assumptions used to estimate the fair value of derivative financial instruments classified as Level 3 were as follows:

2025
Energy Price ($/MWh)	63-72
Cap Volatility	25.4%

The sensitivity analysis revealed that no reasonably possible changes in any of the key assumptions would result in a material adjustment in the fair value of these derivative financial instruments as of December 31, 2025.

For the PPAs not designated as hedging instruments, we record the changes in fair value in “Raw materials and energy consumption for production” in the consolidated income statement. For the PPAs qualified for hedge accounting, we record the changes in the fair value of the instruments in “Arising from cash flow hedges” in the consolidated statements of comprehensive income (loss). To assess the hedge effectiveness, the Company determines the economic relationship between the hedged item and the hedging instrument. There is an economic relationship between the energy cost and the PPAs as they seek to transform the cash flow derived from a variable electricity market price into a fixed price established at the beginning of the contract.

The following tables summarize the unrealized and realized gains (losses) related to the derivative instruments:

	2025		2024
	Unrealized gain (loss) recognized in Other comprehensive loss	Realized gain (loss) reclassed from Other comprehensive loss to profit and loss	Unrealized gain (loss) recognized in Other comprehensive loss	Realized gain (loss) reclassed from Other comprehensive loss to profit and loss
Total	(5,785)	(1,105)	(3,471)	1,007

The purchase commitments for PPAs, in MWh, as of December 31, 2025 are as follows:

	2025
	Less than 1 year	Between 1-2 years	Between 2-5 years	After 5 years	Total
Total purchase commitments (MWh)	178,248	164,782	861,452	2,109,705	3,314,187

EDF energy contracts

In Q4 2025, the Company entered into two electricity supply agreements with EDF to secure energy for its French operations beginning January 1, 2026. The Company entered into (i) a 10-year indexed wholesale electricity supply agreement (“CPI Contract”) covering approximately 70% of forecast consumption across six industrial sites through December 2035, and (ii) a 4-year retail electricity supply agreement (“Retail Contract”) covering 100% of consumption from 2026 to 2029. Although economically linked, the contracts were intentionally structured as two separate units of account for regulatory and operational reasons. The CPI Contract includes indexed pricing based on the EU Silicon Metal 5-5-3 index and EU ETS CO2 emission allowances futures, subject to annual floors and a ceiling, and provides for volume adjustment mechanisms (“reprévisions”). The Retail Contract integrates the CPI block into EDF’s retail billing framework and applies an 80–120% consumption tolerance band (“Reference Tunnel”).

The Company assessed both contracts under IFRS 9 and concluded that they should be accounted for as derivative financial instruments measured at fair value through profit or loss (“FVTPL”).

At initial recognition, the fair value of the contracts differed from the transaction price. Because the valuation relies on significant unobservable inputs, the Company deferred the day-1 differences in accordance with IFRS 9 and they will be recognized over the life of the respective instruments. As of December 31, 2025, the combined carrying value of the CPI and Retail contracts was a net liability of $38,341 thousand, based on the fair value of $39,239 thousand less the unamortized portion of the deferred the day-1 difference of $898 thousand.

The fair value is measured using an income approach based on a Monte Carlo simulation model developed by a third-party valuation specialist, incorporating forward French electricity price curves, forward CO2 emission allowances futures, forward silicon metal index projections, contract-specific floors and ceilings, reprévision mechanisms, discounting using EUR OIS/ESTR curves, and bilateral credit risk adjustments. The valuation uses significant unobservable inputs and is therefore classified as Level 3 under IFRS 13. The valuation model is prepared by the third-party valuation specialist and reviewed by the Company through its internal finance management processes.

Changes in fair value are recognized in “Raw materials and energy consumption for production” in the consolidated income statement.

Key assumptions used to estimate the fair value of derivative financial instruments classified as Level 3 were as follows:

2025
Projected French energy prices ($/MWh)	59-84
Projected Silicon Metal index prices ($/MT)	2,629-5,852

Electricity prices and silicon metal prices exhibit certain interrelationships. Changes in one input may magnify or offset the effect of changes in another, resulting in changes in fair value. The Monte Carlo model captures these correlations. Changing assumptions could significantly impact the valuation of the fair value for Level 3 instruments. The following changes to the assumptions used would lead to the following changes in the fair value:

		Sensitivity on		Sensitivity on
		energy price		silicon metal index price
	Fair Value	Decrease	Increase	Decrease	Increase
	December 31, 2025	by 10%	by 10%	by 10%	by 10%

EDF energy contracts	(39,239)	(68,102)	75,477	24,356	(27,482)

The fair value incorporates adjustments for the Company’s own non-performance risk and EDF’s credit risk, using observable credit spreads where available and internal estimates where market data is not observable.

The purchase commitments for these contracts, in MWh, as of December 31, 2025 are as follows:

	2025
	Less than 1 year	Between 1-2 years	Between 2-5 years	After 5 years	Total
Total purchase commitments (MWh)	3,627,032	3,646,180	9,023,577	8,250,000	24,546,789

For further information on derivative financial instruments classified as Level 3 see Note 30.

22.   Trade payables

Trade payables comprise the following at December 31:

	2025	2024
	US$'000	US$'000
Payable to suppliers	144,699	157,894
Advances from customers	154	357
Total	144,853	158,251

23.   Other liabilities

Other liabilities comprise the following at December 31:

	2025			2024
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Remuneration payable	209	30,995	31,204	52	47,157	47,209
Tax payables	—	14,247	14,247	—	14,026	14,026
Payable to non-current asset suppliers	122	8,993	9,115	143	7,066	7,209
Contingent consideration	—	3,136	3,136	1,302	2,036	3,338
Other grants	—	13,854	13,854	12,249	—	12,249
Guarantees and deposits	14	—	14	13	322	335
Other liabilities	—	4,620	4,620	—	8,799	8,799
Total	345	75,845	76,190	13,759	79,406	93,165

Tax payables

Tax payables comprise the following at December 31:

	As of year ended December 31,
	2025	2024
	US$'000	US$'000
VAT	2,995	3,559
Accrued social security taxes payable	7,216	6,334
Personal income tax withholding payable	1,232	1,257
Other	2,804	2,876
Total	14,247	14,026

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

The contingent consideration arrangement requires the Company to pay the former owners of these subsidiaries a sliding scale commission based on the silicomanganese and ferromanganese sales spreads of Ferroglobe Mangan Norge (FMN) and Ferroglobe Manganèse France (FMF), up to a maximum amount of $60,000 thousand (undiscounted). The contingent consideration applies to sales made up to eight and a half years from the date of acquisition and if it applies, the payment is on annual basis. During 2025, the total payments made amounted to $2,533 thousand ($3,861 thousand in 2024).

The accumulated payments as of December 31, 2025 amount to $33,672 thousand.

The fair value of the contingent consideration arrangement as of December 31, 2025 of $3,136 thousand (2024: $3,338 thousand) was estimated by applying the income approach based on a Monte Carlo simulation considering various scenarios of fluctuation of future manganese alloy spreads as well as the cyclicality of manganese alloy pricing. The fair value measurement is based on significant inputs that are not observable in the market, which IFRS 13 Fair Value Measurement refers to as Level 3 inputs. Key assumptions include discount rates, volumes and manganese spread. Changes in the value of contingent consideration are presented in the consolidated income statements within “Other operating expense”.

Other Grants

In November 2024, the Company received a grant from the Ministry of Industry and Tourism of the Government of Spain amounting to €11.7 million ($13.8 million) as part of the Integrated action projects for the decarbonization of the manufacturing industry (PERTE-DI). The Company’s project to decarbonize the metallurgical silicon production process is expected to require a projected capital expenditure investment of more than €28 million ($32.9 million) for the construction of a biocarbon plant at our Sabón plant. The goal of the project is to produce our own biocarbon to replace fossil carbon and reduce the carbon footprint. The plant is expected to be operational in 2026.

The grant is subject to certain conditions and limitations on the use of the proceeds: (1) the investment of the proceeds must occur between February 1, 2024 and June 15, 2026; (2) the allocation of the proceeds must adhere to certain approved budget categories; (3) the project needs to achieve at least 80% of the emission reduction forecasted; and (4) if the final investment cost is lower than the budgeted amount, the borrower must reimburse the Ministry proportionally; and if it is less than 60% of the total budget, the grant will be fully returned. The deadline for reporting to the Ministry regarding the use of the grant is June 30, 2026.

24.  Tax matters

The components of current and deferred income tax expense are as follows:

	2025	2024	2023
	US$'000	US$'000	US$'000
Consolidated income statement
Current income tax
Current income tax charge	3,670	28,004	62,110
Adjustments in current income tax in respect of prior years	(300)	(1,183)	(1,533)
Total	3,370	26,821	60,577

Deferred tax
Origination and reversal of temporary differences	(9,162)	(7,758)	(3,216)
Impact of tax rate changes	—	(48)	(555)
Write-down of deferred tax assets	7,292	—	—
Adjustments in deferred tax in respect of prior years	968	(2,763)	734
Total	(902)	(10,569)	(3,037)
Income tax expense	2,468	16,252	57,540

As the Company has significant business operations in Spain, France, South Africa and the United States, a weighted blended statutory tax rate is considered to be appropriate in estimating the Company’s effective tax rate. The following is a reconciliation of tax expense based on a weighted blended statutory income tax rate to our effective income tax expense for the years ended December 31, 2025, 2024, and 2023:

	2025	2024	2023
	US$'000	US$'000	US$'000
Accounting (loss) profit before income tax	(174,644)	37,052	160,667
Tax (benefit) expense at weighted statutory national tax rate of 25% (2024: 27% and 2023: 31%)	(41,609)	9,988	50,557
(Non-taxable income)/ non-deductible expenses	3,173	(2,478)	1,429
Change in tax rates	—	(48)	(555)
U.S state taxes	(28)	(52)	(121)
Adjustments in respect of prior periods	668	(3,946)	(799)
Write-down of deferred tax assets	7,292	—	—
Unrecognized temporary differences	11,667	2,903	(2,992)
Elimination of effect of interest in partnerships	(7)	27	(1,356)
Unrecognized loss carryforwards	18,135	9,523	12,434
Other taxes	4,445	—	—
Other items	(1,268)	335	(1,057)
Income tax expense	2,468	16,252	57,540

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

Deferred tax assets and liabilities

For the year ended December 31, 2025:

	Opening	Recognized in			Exchange	Closing
	Balance	P&L	OCI	Reclassifications	Differences	Balance
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Intangible assets	(10,146)	(3,447)	—	125	(1,308)	(14,776)
Provisions	28,885	(3,749)	(668)	(3,832)	2,852	23,488
Property, plant & equipment	(36,402)	(2,809)	—	3,707	(1,437)	(36,941)
Inventories	1,705	(173)	—	—	2	1,534
Hedging Instruments	320	(1,902)	1,446	—	134	(2)
Tax losses	5,677	10,135	—	—	—	15,812
Incentives & credits	432	2,381	—	—	—	2,813
Other	(3,520)	466	—	—	121	(2,933)
Total	(13,049)	902	778	—	364	(11,005)

For the year ended December 31, 2024:

	Opening	Recognized in			Exchange	Closing
	Balance	P&L	OCI	Reclassifications	Differences	Balance
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Intangible assets	(13,582)	4,311	—	(1,484)	609	(10,146)
Provisions	34,102	(3,726)	(757)	765	(1,499)	28,885
Property, plant & equipment	(45,405)	6,497	—	1,598	908	(36,402)
Inventories	1,416	290	—	—	(1)	1,705
Hedging Instruments	(567)	—	865	—	22	320
Tax losses	1,731	3,946	—	—	—	5,677
Incentives & credits	—	432	—	—	—	432
Other	(1,517)	(1,181)	—	(879)	57	(3,520)
Total	(23,822)	10,569	108	—	96	(13,049)

Presented in the statement of financial position as follows:

	2025	2024
	US$'000	US$'000
Deferred tax assets	45,600	38,550
Deferred tax liabilities	(56,605)	(51,599)
Offset between deferred tax assets and deferred tax liabilities	45,600	31,970
Total deferred tax assets due to temporary differences recognized in the statement of financial position	—	6,580
Total deferred tax liabilities due to temporary differences recognized in the statement of financial position	(11,005)	(19,629)

Unrecognized deductible temporary differences, unused tax losses and unused tax credits

	2025					2024
	Spain	USA	UK	Other	Total	Spain	USA	UK	Other	Total
Unused tax losses	216,787	236,955	185,920	71,322	710,984	200,087	236,589	153,622	82,948	673,246
Unrecognized deductible temporary differences	65,049	—	52,882	(9,753)	108,178	70,071	—	44,837	9,166	124,074
Total	281,836	236,955	238,802	61,569	819,162	270,158	236,589	198,459	92,114	797,320

In general terms, the unused tax losses do not have an expiration date in the jurisdictions from which they derive.

Unused tax losses have increased in 2025 compared to 2024 due to the losses incurred across most of our jurisdictions. Management has decided to record the respective deferred tax assets corresponding to the jurisdictions where taxable profit is expected to be generated in the short and medium-term. There is uncertainty and estimation involved in future taxable profits in long-term, however no material changes expected in the next financial year for the unrecognized unused tax losses.

As of December 31, 2025, there were temporary differences of $7,030 thousand ($107,168 thousand in 2024) related to investments in subsidiaries. This liability was not recognized because the Group controls the dividend policy of its subsidiaries.

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

In the jurisdictions in which the Company operates, tax returns cannot be deemed final until they have been audited by the tax authorities or until the statute-of-limitation has expired. The number of open tax years subject to examination varies depending on the tax jurisdiction. In general, the Company has the last four years open to review. The criteria that the tax authorities might adopt in relation to the years open for review could give rise to tax liabilities which cannot be quantified. As of December 31, 2025, there are inspection procedures ongoing in Spain, but we do not expect a material impact resulting from both procedures.

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

The group has performed the transitional CbCR safe harbor analysis using the qualified Country-by-Country Reporting for fiscal year 2024 using the rules in force in the UK, which are deemed qualified transitional safe harbor rules as per resolution from the OECD. With the data used the group satisfies the requirements of at least one of the safe harbors per jurisdiction, thus not resulting in QDMTT or IIR payable in any of the jurisdictions where the group is present. Additionally, the transitional safe harbor analysis has also been completed with the available data for fiscal year 2025 at the time of the preparation and filing of this annual report with the same positive result. With the interim data, which is not data from the qualified Country-by-Country Reporting yet since certain countries are still pending to complete their respective statutory audit, the group satisfies the requirements of at least one of the safe harbors per jurisdictions, thus not resulting QDMTT or IRR payable in any of the jurisdictions where the group is present.

25.  Related party transactions and balances

Balances with related parties at December 31 are as follows:

	2025
	Receivables		Payables
	Non-Current	Current	Non-Current	Current
	US$'000	US$'000	US$'000	US$'000
Enérgya VM Gestión de la Energía, S.L.	1,763	—	—	2,577
Other related parties	—	—	—	—
Total	1,763	—	—	2,577

	2024
	Receivables		Payables
	Non-Current	Current	Non-Current	Current
	US$'000	US$'000	US$'000	US$'000
Enérgya VM Gestión de la Energía, S.L.	1,558	—	—	2,658
Other related parties	—	—	—	6
Total	1,558	—	—	2,664

The balances with related parties arose as a result of commercial transactions (see explanation of main transactions below).

Transactions with related parties for the years ended December 31 2025, 2024 and 2023 are as follows:

	2025
	Raw materials	Other
	and energy	Operating
	consumption for production	Expenses
	US$'000	US$'000
Enérgya VM Gestión de la Energía, S.L.	55,994	—
Other related parties	—	9
Total	55,994	9

	2024
	Raw materials	Other
	and energy	Operating
	consumption for production	Expenses
	US$'000	US$'000
Enérgya VM Gestión de la Energía, S.L.	56,238	—
Other related parties	—	202
Total	56,238	202

	2023
	Raw materials	Other
	and energy	Operating
	consumption for production	Expenses
	US$'000	US$'000
Villar Mir Energía, S.L.U.	(18)	1
Enérgya VM Gestión de la Energía, S.L.	35,980	1,137
Other related parties	—	55
Total	35,962	1,193

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

In November 2024, the Company and Mowe Eólica, a VM Energía subsidiary, entered into a PPA. Under which they will supply to Sabón 35,400 MWh/year on a pay as produced basis during 10 years from the commencement of operation of the plants which is expected in 2029.

In December 2023, the Company and Villar Mir Energía, S.L.U entered into three PPAs. Under those PPAs, VM Energía, or a VM Energía subsidiary, will supply to Sabón 285,000 MWh/year on a pay as produced basis during 10 years from the commencement of operation of the plants which is expected in 2028. One of these three PPAs was terminated in 2025 (see Note 21).

In October 2023, the Company entered into a PPA with Energya VM. Under this PPA, Energya VM supplies 30,000 MWh/year from November 1, 2023, to June 30, 2027 on a pay as produced basis (See Note 21).

In 2023, “Other operating expenses” corresponded to the payment to Energya VM that provides the energy needs of the mining facilities operated by Ferroglobe RAMSA Mining and Ferroglobe Cuarzos Industriales mining in the wholesale power market.

26.   Guarantee commitments to third parties and contingent liabilities

Guarantee commitments to third parties

As of December 31, 2025 and 2024, the Company has provided for commitments to third parties amounting to $17,949 thousand and $15,013 thousand, respectively. The Company has estimated a remote likelihood for potential loss allowance and has not recorded an associated provision.

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

Stamp Tax litigation procedure

In February 2021, the Central Economic-Administrative Court ruled against the interest of Ferroglobe in a stamp duty litigation procedure initiated in 2015, where the taxpayer is Abanca. Ferroglobe agreed with Abanca that it continues the litigation at the judiciary level by filing an appeal before the Audiencia Nacional. In January 2023, Audiencia Nacional affirmed the stamp duty reassessment against Abanca but voided the proposed penalty of approximately €600 thousand ($705 thousand). Request for appeal for review of the stamp duty reassessment has been filed before the Spanish Supreme Court. Request for appeal for review was admitted by the Supreme Court on June 12, 2024. As a result of the continuation of this litigation process, with the appropriate granting of bank guarantee by the taxpayer (Abanca), the tax reassessment of approximately €1.4 million ($1.6 million) plus delayed interest is not due at this stage of the process.

Asbestos-related claims

Certain former employees of Ferroglobe France, SAS (formerly known as Pechiney Electrometallurgie, S.A and then known as FerroPem, SAS (“Ferroglobe France”)) may have been exposed to asbestos at its plants in France (Le Giffre which closed in 1993 and Marignac which closed in 2003) in the decades prior to Ferroglobe Group’s purchase of that business in December 2004. During the period in question, Ferroglobe France was wholly-owned by Pechiney Bâtiments, S.A., which had certain indemnification obligations to Ferroglobe pursuant to the 2004 Share Sale and Purchase Agreement under which Ferroglobe acquired Ferroglobe France. Judicial cases were also filed for alleged exposure to asbestos at the Anglefort and Pierrefitte plants, and in late 2024 the Company received information on pre-litigation cases relating to the alleged exposure to asbestos at the Laudun and Montricher plants. As of December 31, 2025, Ferroglobe France is involved in cases concerning 21 former employees. Most of these cases include assertions of “inexcusable negligence” (“faute inexcusable”) which, if upheld, may lead to material liability in the aggregate on the part of Ferroglobe France. Ferroglobe France’s inexcusable negligence has been recognized by the Courts in most cases given that it is deemed to have taken over all asbestos liabilities from Pechiney and Ferroglobe France has no record of Pechiney’s compliance with asbestos regulation during the years when asbestos was installed. While the potential liability to Ferroglobe France is in the aggregate material, the damages to be paid to the claimants has in many cases been successfully reduced. In some cases, experts are appointed by the Court to examine the employees’ medical condition for the purpose of assess the proper amount of damages. When relevant, the cases are litigated. Other employees may declare further asbestos-related injuries in the future, and may likewise assert inexcusable negligence. Litigation against, and material liability on the part of, Ferroglobe France will not necessarily arise in each case, and to date a majority of such declared injuries have been minor and have not led to significant liability on Ferroglobe France’s part. Whether liability for “inexcusable negligence” will be found is determined case-by-case, often over a period of years, depending on the evolution of the claimant’s asbestos-related condition, the possibility that the claimant was exposed while working for other employers and, where asserted, the claimant’s ability to prove inexcusable negligence on Ferroglobe France’s part. As of December 31, 2025 and 2024, the Company has recorded $568 thousand and $587 thousand, respectively, in Provisions in the statements of financial position.

Environmental matters

In July 2025, WVA entered into Consent Order with the West Virginia Department of Environmental Protection (the “WVDEP”) to resolve three Notices of Violation (“NOV”) that WVDEP issued to the Alloy, West Virginia, facility. The first NOV was issued on November 21, 2022 and alleged certain violations of the West Virginia Code §§ 22-5-3, the West Virginia Legislative Rule 7 and provisions of Title V Permit. The second NOV was issued on April 20, 2023 and also alleged violations of the West Virginia Code §§ 22-5-3, the West Virginia Legislative Rule 7 and provisions of Title V Permit. The third NOV was issued due to an alleged violation of the West Virginia Code §§ 22-5-3. Pursuant to the terms of the Consent Order, the Company is required to install additional pollution control equipment (including but not limited to a bag leak detection system) and a video camera system, as well as implement other control measures to reduce emissions from the facility. A civil penalty of $475 thousand was imposed and paid by the Company on August 21, 2025.

27.   Income and expenses

27.1 Sales

Sales by geographical area of our customer billing locations for the years ended December 31 are as follows:

	2025	2024	2023
	US$'000	US$'000	US$'000
Spain	104,783	169,541	169,390
Germany	186,808	282,200	276,333
Luxembourg	114,446	745	46
Other European Countries	215,047	210,977	199,743
USA	534,870	573,636	670,854
Rest of World	179,167	406,840	333,668
Total	1,335,121	1,643,939	1,650,034

27.2 Raw materials and energy consumption for production

Raw materials and energy consumption for production are comprised of the following for the years ended December 31:

	2025	2024	2023
	US$'000	US$'000	US$'000
Purchases of raw materials, supplies and goods	588,245	699,210	732,661
Changes in inventories	18,042	19,738	83,033
Energy	122,267	171,308	(28,651)
Others	182,040	119,911	78,556
Write-down of raw materials	1,581	3,377	2,192
Write-down of finished goods	21,356	13,586	11,495
Total	933,531	1,027,130	879,286

For the year ended December 31, 2025, the energy cost was reduced by the ARENH benefit and separate contract received from our French energy provider amounting to $29,157 thousand ($63,032 thousand and $186,211 thousand for the years ended December 31, 2024 and 2023, respectively)  (See Note 11).

For the year ended December 31, 2025, Others included the impact of $42,263 thousand related to changes in the fair value of energy derivative instruments not designated as hedging instruments.

27.3 Other operating income

Other operating income is comprised of the following for the years ended December 31:

	2025	2024	2023
	US$'000	US$'000	US$'000
Carbon dioxide emissions allowances	75,291	75,903	80,316
Others	7,544	8,475	20,676
Total	82,835	84,378	100,992

Carbon dioxide emission allowances arise from the difference between the fair value of the allowances granted and the nominal amount paid. The deferred income is recognized as “Other operating income” on a systematic basis on the proportion of the carbon dioxide emitted over total carbon dioxide expected to be emitted for the compliance period on the consolidated income statements (see Note 14). During 2025, the Company recorded income related to this totaling $75,291 thousand ($75,903 thousand in 2024 and $80,316 thousand in 2023).

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

During the year ended December 31, 2023, the Company recognized an income of $10,164 thousand classified within others, related to a contingent consideration resulting from the agreement entered with Kehlen, for the sale of the hydro-electric assets in 2019.

27.4 Staff costs

Staff costs are comprised of the following for the years ended December 31:

	2025	2024	2023
	US$'000	US$'000	US$'000
Wages, salaries and similar expenses	192,907	201,720	220,293
Pension plan contributions	9,421	7,952	7,978
Employee benefit costs	68,321	70,192	77,588
Total	270,649	279,864	305,859

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

On June 26, 2025, the board of Ferroglobe PLC approved an updated version of the Plan. Under the updated Plan, the Company may grant performance share awards, deferred share awards, deferred share bonus awards and market value option awards, structured as conditional awards or options.

Awards typically vest over a three-year period, subject to service and, where applicable, performance conditions, and may be settled in shares or cash at the discretion of the Compensation Committee.

Details of the Plan awards during the current and prior years are as follows:

Number of awards
Outstanding as of December 31, 2022	3,801,706
Granted during the period	1,044,449
Exercised during the period	(7,986)
Expired/forfeited during the period	(277,576)
Outstanding as of December 31, 2023	4,560,593
Granted during the period	894,468
Exercised during the period	(617,463)
Expired/forfeited during the period	(544,644)
Outstanding as of December 31, 2024	4,292,954
Granted during the period	962,880
Exercised during the period	(965,856)
Expired/forfeited during the period	(463,033)
Outstanding as of December 31, 2025	3,826,945

Exercisable as of December 31, 2025	1,426,086

The awards outstanding under the Plan at December 31, 2025 and December 31, 2024 were as follows:

				Fair Value at
Grant Date	Performance Period	Expiration Date	Exercise Price	Grant Date	2025	2024
September 10, 2025	December 31, 2027	—	nil	$4.03	962,880	—
June 19, 2024	December 31, 2026	—	0.01	$5.12	885,868	891,135
May 30, 2023	December 31, 2025	—	0.01	$4.56	552,111	966,346
September 22, 2022	December 31, 2024	—	0.01	$5.97	—	416,972
September 9, 2021	December 31, 2021	September 9, 2031	0.01	$8.83	642,219	675,137
December 16, 2020	December 31, 2020	December 16, 2030	nil	$1.23	528,395	1,058,698
March 13, 2019	December 31, 2021	March 13, 2029	nil	$2.69	110,114	123,743
March 21, 2018	December 31, 2020	March 21, 2028	nil	$22.56	46,777	50,689
June 1, 2017	December 31, 2019	June 1, 2027	nil	$16.77	70,464	77,712
November 24, 2016	December 31, 2018	November 24, 2026	nil	$16.66	28,117	32,522
					3,826,945	4,292,954

The awards outstanding as of December 31, 2025 have a weighted average remaining contractual life of 2.87 years (3.64 years in 2024 and 8.52 years in 2023).

The weighted average share price at the date of exercise for stock options exercised in the year ended December 31, 2025 was $3.70 ($4.95 in 2024 and $4.92 in 2023).

As of December 31, 2025 and 2024, all of the outstanding awards were subject to performance conditions. For those awards subject to performance conditions, upon completion of the three-year service period, the recipient will receive a number of shares or nil cost options of between 0% and 150% of the above award numbers, depending on the financial performance of the Company during the performance period. In addition, the grants are subject to a multiplier for successful completion of the Company’s ESG action plan 2023-2025 which can either reduce or increase the total amounts of payouts. The multiplier ranges from 90% to 120% based on the related accomplishment of the ESG-specific targets.

The performance conditions for the shares granted in 2025 and 2024 can be summarized as follows:

Vesting Conditions
70% based on average ROCE (EBIT / (Equity + Gross Debt))
30% based on total shareholder return (TSR) relative to a comparator group

The performance conditions for the shares granted in 2023 can be summarized as follows:

Vesting Conditions
40% based on cumulative earnings before interest and tax (EBIT)
40% based on cumulative operational cash flow
20% based on total shareholder return (TSR) relative to a comparator group

Fair Value

The weighted average fair value of the awards granted during the year ended December 31, 2025 was $4.03 ($7.22 in 2024 and $6.64 in 2023). The Company estimates the fair value of the awards using Stochastic and Black-Scholes option pricing models (Level 3). Where relevant, the expected life used in the model has been adjusted for the remaining time from the date of valuation until options are expected to be received, exercise restrictions (including the probability of meeting market conditions attached to the option), and performance considerations. Expected volatility is calculated over the period commensurate with the remainder of the performance period immediately prior to the date of grant.

The following assumptions were used to estimate the fair value of the awards:

	Grant date
	September 10, 2025	June 19, 2024	May 30, 2023
Grant date share price	$4.18	$5.17	$4.50
Exercise price	0.00	0.01	0.01
Expected volatility	44.07%	59.40%	87.68%
Option life	3.00 years	3.00 years	3.00 years
Dividend yield	—	—	—
Risk-free interest rate	3.49%	4.44%	4.13%
Remaining performance period at grant date (years)	3.00	3.00	3.00
Company TSR at grant date	(1.55)%	(1.78)%	0.64%
Median comparator group TSR at grant date	2.74	8.41	10.5

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

For the year ended December 31, 2025, share-based compensation expense related to all non-vested awards amounted to $1,814 thousand, which is recorded in staff costs ($4,924 thousand in 2024 and $7,402 thousand in 2023).

27.5 Other operating expenses

Other operating expenses are comprised of the following for the years ended December 31:

	2025	2024	2023
	US$'000	US$'000	US$'000
Carbon dioxide credit	75,343	75,756	81,870
Services of independent professionals	41,778	52,692	40,687
Freight cost	59,101	61,942	51,415
Insurance premiums	15,372	14,982	15,506
Other taxes	11,578	12,802	11,280
Other operating expenses	42,727	47,008	69,332
Total	245,899	265,182	270,090

27.6 Depreciation and amortization

Depreciation and amortization is comprised of the following for the years ended December 31:

	2025	2024	2023
	US$'000	US$'000	US$'000
Amortization of intangible assets (Note 7)	1,916	474	663
Depreciation of property, plant and equipment (Note 8)	83,035	74,989	72,869
Total	84,951	75,463	73,532

27.7 Finance income and finance costs

Finance income is comprised of the following for the years ended December 31:

	2025	2024	2023
	US$'000	US$'000	US$'000
Gain from financial assets measured at fair value (Note 9)	—	3,237	—
Other finance income	3,474	4,011	5,422
Total	3,474	7,248	5,422

Other finance income for the year ended December 31, 2025 is mainly due to interest income earned on cash balances held in bank accounts of $2,901 thousand ($2,558 thousand in 2024 and $1,675 thousand in 2023).

Finance costs are comprised of the following for the years ended December 31:

	2025	2024	2023
	US$'000	US$'000	US$'000
Interest on debt instruments (Note 19)	1,036	1,776	24,414
Interest on loans and bank borrowings (Note 17 and Note 20)	9,241	7,198	3,794
Interest on leases (Note 18)	6,338	5,935	1,715
Interest on note and bill discounting	307	563	127
Loss from financial assets measured at fair value (Note 9)	1,576	—	—
Other finance costs	2,277	6,470	8,743
Total	20,775	21,942	38,793

Interest on debt instruments decreased for the years ended December 31, 2025 and 2024 compared to the year ended December 31, 2023 due to the full redemption of the Reinstated Senior Notes by $147,624 thousand in February 2024. Interest on loans and bank borrowings increased for the year ended December 31, 2025 compared to the year ended December 31, 2024, mainly due to interest associated with the ABSA facility by $962 thousand and higher interest expense on the ABL by $1,092 thousand.

27.8 Impairment loss

Impairment (loss) gain is comprised of the following for the years ended December 31:

	2025	2024	2023
	US$'000	US$'000	US$'000
Impairment loss of goodwill (Note 6)	(1,747)	(15,483)	—
Impairment loss of property, plant and equipment (Note 8)	(27,902)	(24,940)	(25,768)
Impairment reversal of property, plant and equipment (Note 8)	12,161	—	—
Impairment (loss) reversal of non-current financial assets	—	(2,629)	478
Impairment loss, net	(17,488)	(43,052)	(25,290)

28.   Remuneration of key management personnel

The remuneration of the key management personnel (12 employees for the year ended December 31, 2025 and 14 employees for the years ended December 31, 2024 and 2023 respectively), which comprises the Company’s management committee, during the years ended December 31 is as follows:

	2025	2024	2023
	US$'000	US$'000	US$'000
Fixed remuneration	6,219	5,889	5,894
Variable remuneration	3,061	4,898	4,492
Contributions to pension plans and insurance policies	281	321	299
Share-based compensation	1,504	3,939	7,402
Termination benefits	—	281	262
Other remuneration	19	19	18
Total	11,084	15,347	18,367

During 2025, 2024 and 2023, no loans and advances have been granted to key management personnel.

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

Foreign currency risk

Ferroglobe generates sales revenue and incurs operating costs in various currencies. The prices of finished goods are largely determined in international markets, primarily in USD and Euros. Foreign currency risk is partly mitigated by the generation of sales revenue, the purchase of raw materials and other operating costs being denominated in the same currencies. Although it has done so on occasions in the past, and may decide to do so in the future, the Company does not generally enter into foreign currency derivatives in relation to its operating cash flows. As of December 31, 2025 and 2024, the Company was not party to any foreign currency forward contracts.

In July 2021, the Company completed a restructuring of its $350,000 thousand of senior unsecured Notes due 2022. The Company was exposed to foreign exchange risk as the interest and principal of the Notes was payable in USD, whereas its operations principally generate a combination of USD and Euro cash flows. The debt balance related to the Reinstated Senior Notes was fully repaid in February 2024.

During the year ended December 31, 2025 and 2024 the Company did not enter into any cross currency swaps.

Foreign currency sensitivity analysis

The Company’s exposure to foreign currency risk arises from the translation of the foreign currency exchange gains and losses on cash and cash equivalents, accounts receivable, accounts payable and inventories that are denominated in foreign currency.

Depreciation or appreciation of the USD by 10% against EUR, CAD and ZAR at December 31, 2025, while all other variables remained constant, would have increased or (decreased) the net profit before tax of $8,038 thousand ($5,165 thousand in 2024).

Interest rate risk

Ferroglobe is exposed to interest rate risk in respect of its financial liabilities that bear interest at floating rates. These primarily comprise bank borrowings (see Note 17) and other financial liabilities (see Note 20).

During the years ended December 31, 2025 and 2024, the Company did not enter into any interest rate derivatives in relation to its interest bearing credit facilities.

Interest Rate Sensitivity analysis

At December 31, 2025, an increase of 1% in interest rates would have given rise to additional borrowing costs of $1,273 thousand (2024: $714 thousand).

Energy price risk

Energy generally constitutes one of the larger expenses for most of Ferroglobe’s products. Ferroglobe focuses on minimizing energy prices and unit consumption throughout its operations by concentrating its silicon and manganese-based alloy production during periods when energy prices are lower. In 2025, Ferroglobe’s total power consumption was  5,801 gigawatt-hours (5,915 in 2024), with power contracts that vary across its operations.

Since 2023 Ferroglobe engaged in discussions with energy companies to secure PPAs based on Solar and wind generation in Spain. Five PPAs were signed in July 2024 with a total volume of 150,000 MWhs/year at a fixed price between 43 and 58 EUR/MWh. Two wind PPAs were signed in 2023 with a total volume of 130 GWh at a fixed price between 50 and 77 EUR/MWh, with one being cancelled in 2024. Additionally, in December, 2023, the Company entered into three PPAs to supply to Sabón 285 GWh/year on a pay as produced basis at a maximum price of 50 EUR/MWh for 10 years from the commencement of operation of the plants which is expected in 2028. One of these PPAs was cancelled in 2025.

Certain of the Company’s subsidiaries had their power needs covered by the previous EDF contract and the participation in the ARENH mechanism administered by the French Energy Regulatory Commission, which ended in 2025. In Q4 2025, the Company entered into two separate electricity supply agreements with EDF to secure energy for its French operations beginning in January 2026. The Company entered into (i) a 10-year indexed wholesale electricity supply agreement (“CPI Contract”) covering approximately 70% of forecast consumption across six industrial sites through December 2035, and (ii) a 4-year retail electricity supply agreement (“Retail Contract”) covering 100% of consumption from 2026 to 2029. Although economically linked, the contracts were intentionally structured as two separate units of account for regulatory and operational reasons. The CPI Contract includes indexed pricing based on the EU Silicon Metal 5-5-3 index and EU ETS CO2 emission allowances futures, subject to annual floors and a ceiling, and provides for volume adjustment mechanisms (“reprévisions”). The Retail Contract integrates the CPI block into EDF’s retail billing framework and applies an 80–120% consumption tolerance band (“Reference Tunnel”). Together, these agreements support cost predictability for the Company’s French operations.

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

Power Risk Sensitivity analysis

As of December 31, 2025 a 10% change in total power consumption would yield a $22,706 thousand increase or (decrease) in our energy expenditures and resulting opposite impact to net profit before tax.

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

As of December 31, 2025 and 2024, Ferroglobe had restricted cash and cash and cash equivalents of $122,987 thousand and $133,271 thousand, respectively. As of December 31, 2025, the Company’s total outstanding debt is $314,349 thousand ($210,554 thousand in 2024), consisting of $129,551 thousand (2024: $114,370 thousand) in short-term, including the current portion of long-term debt and $184,798 thousand (2024: $96,184 thousand) in long-term debt.

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

●	In 2016, a Company subsidiary entered into a loan agreement with the Spanish Ministry of Industry, Tourism and Commerce (the “Ministry”) to borrow an aggregate principal amount of €44.9 million ($50.2 million) in connection with the industrial development projects relation to a silicon purification project at an annual interest rate of 3.6%. The Company is required to repay this loan in seven instalments which commenced in 2023 and to be completed by 2030. As of December 31, 2025, and 2024 the amortized cost of the loan was $4,296 thousand and $24,997 thousand, respectively.

●	In October 2020, the Company signed a factoring agreement with a financial institution for anticipating the collection of receivables of the Company’s European subsidiaries. During 2025, the factoring agreement provided upfront cash consideration of $325,746 thousand ($427,772 thousand in 2024). The Company has repaid $328,022 thousand ($420,873 thousand in 2024), recognizing bank borrowing debt of $36,856 thousand as of December 31, 2025 (2024: $35,059 thousand).
●	In February 2022, a Company subsidiary signed an additional factoring agreement with Bankinter. This program offers the possibility to sell the receivables corresponding to 11 customers pre-approved by the bank and its credit insurers.
●	In June 2022, a Company subsidiary entered into a five-year, $100 million asset-based revolving credit facility (the “ABL Revolver”), with Bank of Montreal as lender and agent. The maximum amount available under the ABL Revolver is subject to a borrowing base test comprising North American inventory and accounts receivable. For the years ended December 31, 2025 and 2024, the Company drew down $45,100 thousand and $32,000 thousand, respectively, and $26,100 thousand were repaid in 2025 (fully repaid in 2024), yielding an outstanding balance of $19,000 thousand as of the end of 2025 (no balance due as of the end of 2024).
●	In 2020, a Company subsidiary entered into a loan agreement with BNP Paribas to borrow an aggregate principal amount, interest-free, of €4.5 million ($5.3 million), to finance the Company’s activities in France. The French government guaranteed the loan in line with special measures taken in response to the COVID-19 pandemic. The loan is to be repaid by 2026. The Company is liable for a fee of 0.5% equal based on the total borrowed capital.
●	In 2020, a Company subsidiary entered into a loan agreement with Investissement Québec to borrow an aggregate principal amount, interest-free, of CAD 7.0 million ($5.1 million) to finance its capital expenditures activities in Canada. The loan is to be repaid over a seven-year period, with payments deferred for the first three years from the inception of the loan.

●	In March 2022, two Spanish Company subsidiaries and the Sociedad Estatal de Participaciones Industriales (“SEPI”), a Spanish state-owned industrial holding company affiliated with the Ministry of Finance and Administration, entered into a loan agreement of €34.5 million ($38.3 million). This loan is part of the SEPI fund intended to provide assistance to non-financial companies operating in strategically important sectors within Spain as a result of the COVID-19 pandemic. In March 2025, the Company partially repaid $17,960 thousand of the SEPI loans as per the agreed amortization schedule and in June 2025 the loans were fully repaid with a final repayment of $20,217 thousand.
●	In September 2024, a U.S. Company subsidiary and Citizens entered into three lease schedules from October to December 2024 pursuant to terms and conditions of the Master Lease Agreement. The company started to lease assets for a three or five-year period, receiving $6.1 million upfront as part of a sale of assets to the Lessor. In return, the Company will make monthly lease payments of $130 thousand over a 3-year period and $35 thousand over a 5-year period. In June 2025, the U.S Company subsidiary entered into an additional lease agreement for a 5-year period receiving $1.5 million.
●	In December 2024, The BME's (Spanish Stock Exchange) fixed income market admitted the Company’s Commercial Paper Program (the Pagarés) to trading for a maximum outstanding amount of €50 million. The commercial paper to be issued under the program would have unit denominations of €100 thousand with maturities up to two years. Under this program, the Company was able to issue commercial paper flexibly over 12 months. In November 2025, a second program was admitted to trading for a maximum outstanding amount of €100 million and the same maturity terms. This program is led by Bankinter as arranger and agent. There were €22,600 thousand ($26,555 thousand) of borrowings outstanding under the Pagarés program as of December 31, 2025, at a weighted-average effective interest rate of 4.81% (€9,900 thousand ($10,135 thousand) as of December 31, 2024 at a fixed rate of 5.88%).
●	In December 2024, one of the Company’s French subsidiaries entered into a loan agreement with Banque Palatine to borrow an aggregate principal of €7,000 thousand ($7,272 thousand) bearing interest at Euribor 3-month plus 1%. This loan was guaranteed by a pledge on a future receivable consisting of the Anglefort plant CO2 compensation credits to be received from the French Government in the first half of 2025. The loan was repaid in July 2025.
●	In December 2024, Ferroglobe South Africa as borrower, Ferroglobe PLC as a guarantor and ABSA bank entered into the ABSA financing facility for a total amount of up to ZAR 350 million ($18.5 million). The amount available for drawdown is calculated based on collateral composed of eligible receivables and inventory. Drawdowns accrue interest at the Prime Rate (ZAR) less 1.18%. For the year ended December 31, 2025 the Company drew down $50,550 thousand (no withdrawals in 2024), and repaid $37,926 thousand, yielding an outstanding balance as of December 31, 2025 of $14,019 thousand.
●	In December 2025, a Company subsidiary entered into a loan agreement with Bankinter to borrow an aggregate principal amount of €18,000 thousand ($21,150 thousand) to finance its capital expenditure activities related to the construction of a biocarbon plant at our Sabón plant. The loan is to be repaid over a six-year period, with payments deferred for the first year. The loan bears a fixed 3.2% interest rate during the first year and Euribor 12-month plus 1% for the remaining years.
●	In December 2025, one of the Company’s Spanish subsidiaries entered in a loan agreement with Bankinter to borrow an aggregate principal of €20,000 thousand ($23,500 thousand). This loan is guaranteed by an external credit insurer. The outstanding debt balance is due for repayment in one instalment on November 18, 2026. This facility bears interest at Euribor 1-month plus 0.50%.
●	In 2025, a French Company Subsidiary entered into two loan agreements to borrow an aggregate principal amount of €6,000 thousand ($7,254 thousand). These loans are due in 2030 and 2032, respectively. Additionally a Norwegian subsidiary entered into a loan agreement to borrow an aggregate principal amount of NOK 40,000 thousand ($3,852 thousand), to finance the share purchase in the MoiRana industrial park. The principal and interest are repaid on a monthly basis until April 2032, and the shares acquired are pledged in favor of the lender.

Quantitative information

i.	Interest rate risk:

At December 31, the Company’s interest-bearing financial liabilities were as follows:

	2025
	Fixed rate	Floating rate	Total
	U.S.$'000	U.S.$'000	U.S.$'000
Bank borrowings (Note 17)	38,738	101,274	140,012
Obligations under leases (Note 18)	69,683	—	69,683
Debt instruments (Note 19)	—	26,014	26,014
Other financial liabilities (Note 20) (*)	33,443	—	33,443
	141,864	127,288	269,152

(*) Excluding derivative instruments

	2024
	Fixed rate	Floating rate	Total
	U.S.$'000	U.S.$'000	U.S.$'000
Bank borrowings (Note 17)	14,831	42,331	57,162
Obligations under leases (Note 18)	69,452	—	69,452
Debt instruments (Note 19)	—	10,135	10,135
Other financial liabilities (Note 20) (*)	52,380	19,484	71,864
	136,663	71,950	208,613

(*) Excluding derivative instruments

ii.	Liquidity risk:

The table below summarizes the Company’s financial liabilities to be settled by the Company based on their maturity as of December 31, 2025, based on contractual undiscounted payments. The table includes both interest and principal cash flows. The table below assumes that the principal will be paid at maturity date.

	2025
	Less than 1 year	Between 1-2 years	Between 2-5 years	After 5 years	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings	81,402	20,283	16,781	27,943	146,409
Leases	14,723	12,734	24,393	102,296	154,146
Debt instruments	26,014	—	—	—	26,014
Financial loans from government agencies	12,447	12,549	10,648	—	35,644
Payables to related parties	2,577	—	—	—	2,577
Payable to non-current asset suppliers	8,993	122	—	—	9,115
Contingent consideration	3,261	—	—	—	3,261
Trade and other payables	144,853	—	—	—	144,853
	294,270	45,688	51,822	130,239	522,019

	2024
	Less than 1 year	Between 1-2 years	Between 2-5 years	After 5 years	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings	43,251	681	13,230	—	57,162
Leases	14,225	14,504	26,155	114,925	169,809
Debt instruments	10,268	—	—	—	10,268
Financial loans from government agencies	47,283	9,408	12,960	—	69,651
Payables to related parties	2,664	—	—	—	2,664
Payable to non-current asset suppliers	7,066	143	—	—	7,209
Contingent consideration	2,163	1,489	—	—	3,652
Trade and other payables	157,064	—	—	—	157,064
	283,984	26,225	52,345	114,925	477,479

Additionally, as of December 31, 2025, the Company has long-term power purchase commitments amounting to $547,114 thousand ($293,709 thousand in 2024), which represents minimum charges that are enforceable and legally binding, and do not represent total anticipated purchase.

The Reindus loan classified as financial loans from government agencies has an early redemption option.

Changes in liabilities arising from financing activities

The changes in liabilities arising from financing activities during the year ended December 31, 2025 and 2024 were as follows:

	January 1, 2024	Changes from financing cash flows	Effect of changes in foreign exchange rates	Interest expenses	Other changes	December 31, 2025
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings (Note 17)	57,162	71,108	6,839	5,000	(97)	140,012
Obligations under leases (Note 18)	69,452	(16,186)	7,849	5,906	2,662	69,683
Debt instruments (Note 19)	10,135	13,117	1,726	1,036	—	26,014
Financial loans from government agencies (Note 20)	71,864	(46,831)	6,358	2,001	51	33,443
Total liabilities from financing activities	208,613	21,208	22,772	13,943	2,616	269,152
Other amounts paid due to net financing activities		(17,744)
Net cash (used) in financing activities		3,464

	January 1, 2023	Changes from financing cash flows	Effect of changes in foreign exchange rates	Interest expenses	Other changes	December 31, 2024
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings (Note 17)	46,548	9,529	(2,389)	3,887	(413)	57,162
Obligations under leases (Note 18)	66,250	(16,201)	(3,794)	5,935	17,262	69,452
Debt instruments (Note 19)	154,780	(144,993)	(114)	1,799	(1,337)	10,135
Financial loans from government agencies (Note 20)	77,442	(3,458)	(4,034)	4,371	(2,457)	71,864
Total liabilities from financing activities	345,020	(155,123)	(10,331)	15,992	13,055	208,613
Other amounts paid due to net financing activities		(20,385)
Net cash (used) in financing activities		(175,508)

30.   Fair value measurement

Fair value of assets and liabilities that are measured at fair value

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities that are carried at fair value in the statement of financial position:

	December 31, 2025
		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Total	(Level 1)	(Level 2)	(Level 3)
	US$'000	US$'000	US$'000	US$'000
Property, plant and equipment (Note 8):
Property, plant and equipment	44,169	—	44,169	—
Other financial assets (Note 9):
Equity securities	1,647	1,647	—	—
Financial investments	20,174	—	9,074	11,100
Non-hedging derivative financial assets	16,372	—	—	16,372
Other financial instruments (Note 21):
Hedging derivative financial liabilities	(8,953)	—	—	(8,953)
Non-hedging derivative financial liabilities	(39,239)	—	—	(39,239)
Other liabilities (Note 23):
Contingent consideration in a business combination	(3,136)	—	—	(3,136)

	December 31, 2024
		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Total	(Level 1)	(Level 2)	(Level 3)
	US$'000	US$'000	US$'000	US$'000
Property, plant and equipment (Note 8):
Property, plant and equipment	21,058	—	21,058	—
Other financial assets (Note 9):
Equity securities	1,815	1,815	—	—
Financial investments	5,500	—	—	5,500
Other financial instruments (Note 21):
Derivative financial assets - PPA	23,649	—	23,649	—
Derivative financial liabilities - PPA	(1,045)	—	(1,045)	—
Other liabilities (Note 23):
Contingent consideration in a business combination	(3,338)	—	—	(3,338)

During the period, the Company recorded transfers from Level 2 to Level 3 for some of its derivative instruments. These transfers resulted from a reassessment of the valuation inputs, where certain inputs previously considered observable were determined to be unobservable, requiring classification within Level 3.

A reconciliation of the beginning and ending balances of all liabilities at fair value on recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2025, presented as follows:

	Derivatives	Contingent consideration	Total
Fair value at December 31, 2022	—	(5,838)	(5,838)
Changes in fair value through profit or loss	26,684	(717)	25,967
Payments	—	4,823	4,823
Fair value at December 31, 2023	26,684	(1,732)	24,952
Changes in fair value through profit or loss	(3,035)	(5,467)	(8,502)
Payments	—	3,861	3,861
Fair value at December 31, 2024	23,649	(3,338)	20,311
Changes in fair value through profit or loss	(46,516)	(2,331)	(48,847)
Payments	—	2,533	2,533
Fair value at December 31, 2025	(22,867)	(3,136)	(26,003)

31.   Other disclosures

Restricted Net Assets

Certain of our entities are restricted from remitting certain funds to us in the form of cash dividends or loans by a variety of contractual requirements. These restrictions are related to standard covenant requirements included in our bank borrowings and debt instruments, such as the ABL Revolver. Additionally, the Company has certain restrictions in its partnerships with Dow Silicones Corporation. Consequently, net assets from Ferroglobe subsidiaries Ferroglobe USA Inc, and other subsidiaries in the U.S.A, Ferroglobe Canada and the partnerships with Dow are restricted. Please refer to Notes 9 and 17 for further details of these restrictions.

As of December 31, 2025 and 2024 the restricted net assets of the Ferroglobe Group’s subsidiaries were $207,182 thousand and $304,293 thousand, respectively. The Company performed a test on the restricted net assets of combined subsidiaries in accordance with Securities and Exchange Commission (“SEC”) Rule 5-04 (c) of Regulation S.X ‘what schedules are to be filed’ and concluded the restricted net assets exceed 25% of the consolidated net assets of the Company at December 31, 2025 and 2024. Therefore, the separate condensed financial statements, as per SEC Rule 12-04 of Regulation S-X, of Ferroglobe PLC are presented as Appendix I to these consolidated financial statements.

32.   Events after the reporting period

Management has evaluated subsequent events after the balance sheet date, through the issuance of these consolidated financial statements, for appropriate accounting and disclosures.  Other than disclosed elsewhere within these consolidated financial statements, no subsequent events requiring disclosure have been identified.

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

Basis of Presentation

The presentation of Ferroglobe PLC separate condensed financial statements have been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that, in the separate condensed financial statements the investments in subsidiaries are being recorded at historic cost.

SCHEDULE I -  FERROGLOBE PLC (Parent company)

CONDENSED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2025 AND 2024

(in USD Thousands)

	2025	2024
ASSETS
Non-current assets
Investment in subsidiaries	651,711	649,936
Property, plant and equipment	206	338
Loans to group companies	—	3,250
Total non-current assets	651,917	653,524

Current assets
Loans to group companies	3,250	—
Trade and other receivables	129	347
Trade and other receivables from subsidiaries	20,043	26,619
Other current assets	286	368
Cash and cash equivalents	498	614
Total current assets	24,206	27,948
Total assets	676,123	681,472
EQUITY AND LIABILITIES
Equity
Share capital	1,964	1,964
Share premium	75,073	75,073
Other reserves	(227,309)	(224,394)
Retained earnings	679,814	711,258
Total equity	529,542	563,901

Non-current liabilities
Lease liabilities	145	286
Loans from group companies	13,803	61,447
Total non-current liabilities	13,948	61,733
Current liabilities
Debt instruments	26,014	10,135
Lease liabilities	149	137
Trade and other payables	1,927	3,196
Loans from group companies	59,626	10,303
Trade and other payables to subsidiaries	44,791	31,967
Other current liabilities	126	100
Total current liabilities	132,633	55,838
Total equity and liabilities	676,123	681,472

The accompanying notes are an integral part of these Condensed Financial Statements.

SCHEDULE I -  FERROGLOBE PLC (Parent company)

CONDENSED INCOME STATEMENT FOR THE PERIODS ENDING DECEMBER 31, 2025, 2024 and 2023

(in USD Thousands)

	2025	2024	2023

Other operating income	15,919	20,905	28,799
Other operating expense	(27,872)	(34,512)	(36,221)
Depreciation and amortization	(130)	(126)	(123)
Finance income	253	889	31,982
Finance costs	(7,002)	(6,477)	(19,638)
Exchange differences	(2,161)	447	86
Impairment (loss) gain	—	—	429
(Loss) profit before tax	(20,993)	(18,874)	5,314
Income tax benefit (expense)	—	367	115
Total (loss) profit for the year	(20,993)	(18,507)	5,429

The accompanying notes are an integral part of these Condensed Financial Statements.

SCHEDULE I - FERROGLOBE PLC (Parent company)

CONDENSED STATEMENT OF CASH FLOWS FOR THE PERIODS ENDING DECEMBER 31 2025, 2024 and 2023

(In USD thousands)

	2025	2024	2023

Cash flows from operating activities:
(Loss) profit for the year	(20,993)	(18,507)	5,429
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Income tax (benefit) expense	—	(367)	(115)
Depreciation and amortization	130	126	123
Finance income	(253)	(889)	(31,982)
Finance costs	7,002	6,477	19,638
Exchange differences	2,161	(447)	(86)
Impairment (gain) loss	—	—	(429)
Changes in operating assets and liabilities:
Decrease (Increase) in trade and other receivables	6,694	12,536	53,052
(Decrease) increase in trade and other payables	6,687	(14,191)	(13,680)
Other changes in operating assets and liabilities	(1,234)	(215)	(8,276)
Income tax received	—	367	—
Net used cash (used) provided by operating activities	194	(15,110)	23,674
Cash flows from investing activities:
Payments due to investments:
Loans to group companies	—	—	(3,250)
Proceeds from loans to group companies	—	51,709	120,510
Net cash provided (used) by investing activities	—	51,709	117,260
Cash flows from financing activities:
Dividend paid	(10,451)	(9,758)	—
Repayment of debt instruments	(205)	—	—
Proceeds from debt instruments	50,244	10,255	—
Payments for debt issuance cost	(35,760)	(6)	—
Payments for lease liabilities	(158)	(153)	(149)
Proceeds from loans from group companies	18,171	40,947	6,770
Repayments of loans from group companies	(16,492)	(75,089)	(147,882)
Payments to acquire own shares	(4,691)	(2,428)	—
Interest paid	(1,173)	—	—
Net cash used in financing activities	(515)	(36,232)	(141,261)
Total net cash flows for the year	(321)	367	(327)
Beginning balance of cash and cash equivalents	614	227	605
Foreign exchange gain (losses) on cash and cash equivalents	205	20	(51)
Ending balance of cash and cash equivalents	498	614	227

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

2. Commitments, long term obligations and contingencies

Commitments and long term obligations

As of December 31, 2025, Ferroglobe PLC only has long-term obligations related to intercompany loans. These main long- term obligations are the following:

-$3.5 million to Ferroglobe USA Metallurgical, Inc related to a Promissory Note signed on October 1, 2020, extended in April 2024 and due on September 15, 2028.
-$10.3 million to Ferroglobe Holding Company, LTD related to a facility agreement signed on July 27, 2021, extended in October 2025 and due on October 31, 2030.

As of December 31, 2024, the main long- term obligations were the following:

-$57.9 million to Ferroglobe Holding Company, LTD related to a revolving credit facility signed on July 27, 2021 and due on November 31, 2026.
-$3.5 million to Ferroglobe USA Metallurgical, Inc related to a Promissory Note signed on October 1, 2020, extended in April 2024 and due on September 15, 2028.

Contingencies and guarantees

As of December 31, 2025 and 2024, Ferroglobe PLC is guarantor of $7 million in connection with the New Markets Tax Credit Program in relation to our Selma, Alabama, plant and due in the event any tax credits under the Program are disallowed or recaptured.

As of December 31, 2024, Ferroglobe PLC was also guarantor of €34.5 million ($38.3 million) in indebtedness issued by Ferroglobe Spain Metals and Ferroglobe Corporate Services under the agreement with the Sociedad Estatal de Participaciones Industriales (“SEPI”), a Spanish state-owned industrial holding company affiliated with the Ministry of Finance and Administration, which was fully repaid in 2025.

As of December 31, 2025, 2024 and 2023, Ferroglobe PLC has no material contingencies.

3.Dividends from subsidiaries

For the years ending December 31, 2025, 2024 and 2023 Ferroglobe PLC did not receive cash dividends from its subsidiaries.